Form 20-F
period 2013-12-31
ENERSIS S.A.
filed 2014-04-03
CIK 912505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report Shares
of Common Stock:	49,092,772,762

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes    ☐   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes    ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒   No

Enersis’ Simplified Organizational Structure (1)

As of December 31, 2013

(1)	Only principal operating subsidiaries are presented here. The percentage listed for each of our subsidiaries represents Enersis’ economic interest in such subsidiary.

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

Ampla	Ampla Energia e Serviços S.A.	A publicly held Brazilian distribution company operating in Rio de Janeiro, owned by Endesa Brasil, a subsidiary of Enersis.

ANEEL	Agência Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

Cachoeira Dourada	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian generation company owned by Endesa Brasil, a subsidiary of Enersis.

CAM	Compañía Americana de Multiservicios Ltda.	A former Enersis’ subsidiary engaged in the electrical parts procurement business.

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.	Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Chilean generation subsidiary of Endesa Chile that operates generation plants in the SING. Celta merged with Endesa Eco in November 2013. Endesa Eco merged with San Isidro in September 2013 and San Isidro merged with Pangue in May 2012.

Cemsa	Endesa Cemsa S.A.	Energy trading company with operations in Argentina, and a subsidiary of Enersis since April 1, 2013, as a result of the capital increase.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area and a subsidiary of Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Endesa Brasil, a subsidiary of Enersis.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company that operates mainly in Bogotá, and a subsidiary of Enersis.

Coelce	Companhia Energética do Ceará S.A.	A publicly held Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Endesa Brasil, a subsidiary of Enersis.

COES	Comité de Operación Económica del Sistema	Peruvian entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Cono Sur	Cono Sur Participaciones, S.L.U.	A former subsidiary of Endesa Spain that held its interests in certain electricity generation, transmission, and holding companies, the shares of which were contributed to Enersis in the in-kind contribution. This company was dissolved in July 2013 after the transfer of assets to Enersis was completed.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur S.A.	Argentine transmission company and subsidiary of Endesa Brasil.

DECSA	Distribuidora Eléctrica de Cundinamarca S.A.	Colombian distribution company and a subsidiary of Codensa.

Dock Sud	Central Dock Sud S.A.	Argentine generation company and subsidiary of Enersis since April 1, 2013, as a result of the capital increase.

Edegel	Edegel S.A.A.	A publicly held Peruvian generation company and a subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	A publicly held Peruvian distribution company with a concession area in the northern part of Lima and a subsidiary of Enersis.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with concession area in the south of the Buenos Aires greater metropolitan area, and a subsidiary of Enersis.

EEB	Empresa de Energía de Bogotá S.A.	Colombian stated-owned financial and energy holding company, with investments in the electricity generation, transmission, trading and distribution sectors and in the natural gas transmission, distribution and trading sectors.

EEC	Empresa de Energía de Cundinamarca S.A. E.S.P.	Colombian distribution company and a subsidiary of DECSA, in which Enersis holds 19.5% interest.

EEPSA	Empresa Eléctrica de Piura S.A.	A publicly traded Peruvian generation subsidiary of Enersis since April 1, 2013 as a result of the capital increase with natural gas thermal plants.

El Chocón	Hidroeléctrica El Chocón S.A.	Endesa Chile’s Argentine generation subsidiary with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River, Argentina.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil S.A.	Brazilian holding company and a subsidiary of Enersis.

Endesa Chile	Empresa Nacional de Electricidad S.A.	Our publicly held generation subsidiary with consolidated operations in four countries in Latin America.

Endesa Costanera	Endesa Costanera S.A.	A publicly held Argentine generation company controlled by Endesa Chile.

Endesa Eco	Endesa Eco S.A.	A former Chilean subsidiary of Endesa Chile and owner of Central Eólica Canela S.A. and Ojos de Agua mini hydroelectric plant. Endesa Eco merged with Celta in November 2013.

Endesa Fortaleza	Central Geradora Termelétrica Fortaleza S.A.	Brazilian generation company that operates in the state of Ceará. Endesa Fortaleza is wholly-owned by our subsidiary Endesa Brasil.

Endesa Latinoamérica	Endesa Latinoamérica, S.A.U.	A subsidiary of Endesa Spain and owner of 40.3% of Enersis. Endesa Latinoamérica was formerly known as Endesa Internacional, S.A.U.

Endesa Spain	Endesa, S.A.	A Spanish electricity generation and distribution company with a 60.6% beneficial interest in Enersis.

Enel	Enel S.p.A.	Italian power company, with a 92.1% controlling ownership of Endesa Spain.

Enersis	Enersis S.A.	Our company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia, and Peru. Registrant of this Report.

ENRE	Ente Nacional Regulador de la Electricidad	Argentine national regulatory authority for the energy sector.

ESM	Extraordinary Shareholders’ Meeting	Extraordinary Shareholders’ Meeting.

Etevensa	Empresa de Generación Termoeléctrica Ventanilla S.A.	Peruvian generation company that merged with Edegel in 2006.

FONINVEMEM	Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

GasAtacama	GasAtacama S.A.	Company involved in gas transportation and electricity generation in northern Chile that is 50% owned by Endesa Chile.

Gener	AES Gener S.A.	Chilean generation company that competes with the Company in Chile, Argentina and Colombia.

GNL Quintero	GNL Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile) in which LNG is unloaded, stored and regasified.

IDR	Issuer Default Rating	Reflects the relative vulnerability of an entity to default on its financial obligations.

IFRS	International Financial Reporting Standards	Accounting standards adopted by the Company on January 1, 2009.

IMV	Inmobiliaria Manso de Velasco Ltda.	Enersis’ wholly-owned subsidiary engaged in the real estate business.

LNG	Liquefied Natural Gas.	Liquefied natural gas.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina, Colombia, and Peru.

MME	Ministério de Minas e Energia	Brazilian Ministry of Mines and Energy.

NCRE	Non Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave, or tidal energy.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Chile, Argentina, Brazil, and Colombia.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisory Authority, the Peruvian regulatory electricity authority.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting.

Pangue	Empresa Eléctrica Pangue S.A.	A former Chilean subsidiary of Endesa Chile and owner of the Pangue power station. San Isidro merged with Pangue in May 2012 and Endesa Eco merged with San Isidro in September 2013. Celta merged with Endesa Eco in November 2013.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A publicly held Chilean electricity company, and a subsidiary of Endesa Chile.

San Isidro	Compañía Eléctrica San Isidro S.A.	A former Chilean subsidiary of Endesa Chile. San Isidro merged with Pangue in May 2012 and Endesa Eco merged with San Isidro in September 2013. Celta merged with Endesa Eco in November 2013.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendency of Electricity and Fuels, a governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Electric interconnected system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and the insurance business.

TESA	Transportadora de Energía S.A.	Endesa Brasil’s transmission company subsidiary with operations in Argentina.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean inflation-indexed monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

VNR	Valor Nuevo de Reemplazo	The net replacement value of electricity assets.

XM	Expertos de Mercado S.A. E.S.P.	Colombian company Interconexión Eléctrica S.A. (ISA)’s subsidiary that provides system management in real time services in electrical, financial and transportation sectors.

Yacylec	Yacylec S.A.	Argentine transmission company and an associate of Enersis since April 2013, as a result of the capital increase.

INTRODUCTION

As used in this Report on Form 20-F, first person personal pronouns such as “we”, “us” or “our” refer to Enersis S.A. (Enersis or the Company) and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries, jointly —controlled entities and associates is expressed in terms of our economic interest as of December 31, 2013.

We are a Chilean company engaged through our subsidiaries and jointly-controlled entities in the electricity generation, transmission and distribution businesses in Chile, Brazil, Colombia, Peru and Argentina. As of the date of this Report, we own 60.0% of Empresa Nacional de Electricidad S.A. (“Endesa Chile”), a Chilean electricity generation company, and 99.1% of Chilectra S.A. (“Chilectra”), a Chilean electricity distribution company. As of the same date, Endesa, S.A. (“Endesa Spain”), a Spanish electricity generation and distribution company, owns 60.6% of Enersis directly and through Endesa Latinoamérica, S.A.U. (“Endesa Latinoamérica”). Enel S.p.A. (“Enel”), an Italian generation and distribution company, owns 92.1% of Endesa Spain through Enel Energy Europe, S.L.U.

Financial Information

In this Report on Form 20-F, unless otherwise specified, references to “U.S. dollars” or “US$”, are to dollars of the United States of America; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$” or “reais” are to Brazilian reais, the legal currency of Brazil; references to “soles” are to Peruvian Nuevo Sol, the legal currency of Peru; references to “CPs” or “Colombian pesos” are to the legal currency of Colombia; references to “€” or “Euros” are to the legal currency of the European Union; and references to “UF” are to Development Units (Unidades de Fomento).

The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”), of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2013, one UF was equivalent to Ch$ 23,309.56. The U.S. dollar equivalent of one UF was US$ 44.43 as of December 31, 2013, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2013 of Ch$ 524.61 per US$ 1.00.

As of March 31, 2014, one UF was equivalent to Ch$ 23606.97. The U.S. dollar equivalent of one UF was US$ 42.83 on March 31, 2014, using the Observed Exchange Rate reported by the Central Bank of Chile as of such date of Ch$ 551.18 per US$ 1.00.

Our consolidated financial statements and, unless otherwise indicated, other financial information concerning Enersis included in this Report are presented in Chilean pesos. Since January 1, 2009, Enersis has prepared its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

Our subsidiaries are consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-group transactions.

Until December 31, 2012, jointly-controlled companies were consolidated using the proportionate consolidation method. Commencing January 1, 2013, we began recording these jointly controlled companies using the equity method, as required by IFRS 11, “Joint Arrangements”. This change affected our accounting for Centrales Hidroeléctricas de Aysén S.A., Inversiones GasAtacama Holding Ltda., Distribuidora Eléctrica de Cundinamarca S.A. and their subsidiaries, and Transmisora Eléctrica de Quillota Ltda. Our audited consolidated financial statements as of and for the years ended December 31, 2012 and 2011 were restated to give retrospective effect to the application of IFRS 11. These changes do not have any effect on equity or net income, in both cases, attributable to the shareholders of Enersis. Our audited consolidated financial statements as of and for the years ended December 31, 2010 and 2009 are presented in the form in which they were originally prepared in accordance with IFRS, as issued by the IASB, and do not reflect the application of IFRS 11.

Investments in associated companies over which the Company exercises significant influence, are recorded in our consolidated financial statements using the equity method. For detailed information regarding subsidiaries, jointly-controlled entities and associated companies, see Appendices 1, 2 and 3 to the consolidated financial statements.

For the convenience of the reader, this Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate for December 31, 2013, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”.

Numbers in tables may not total exactly due to rounding.

Technical Terms

References to “TW” are to terawatts; references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes. Unless otherwise indicated, statistics provided in this Report with respect to the installed capacity of electricity generation facilities are expressed in MW. One TW equals 1,000 GW, one GW equals 1,000 MW, and one MW equals 1,000 kW.

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

Energy losses experienced by generation companies during transmission are calculated by subtracting the number of GWh of energy sold from the number of GWh of energy generated (excluding their own energy consumption and losses on the part of the power plant), within a given period. Losses are expressed as a percentage of total energy generated.

Energy losses during distribution are calculated as the difference between total energy purchased (GWh of electricity demand, including own generation) and the energy sold (also measured in GWh), within a given period. Distribution losses are expressed as a percentage of total energy purchased. Losses in distribution arise from illegally tapped energy as well as technical losses.

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

Forward-Looking Statements

This Report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear throughout this Report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our capital investment program;
•	trends affecting our financial condition or results from operations;
•	our dividend policy;
•	the future impact of competition and regulation;
•	political and economic conditions in the countries in which we or our related companies operate or may operate in the future;
•	any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and
•	other statements contained or incorporated by reference in this Report regarding matters that are not historical facts.

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

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

RECENT DEVELOPMENTS

Bocamina II’s Shutdown

On December 17, 2013, the Court of Concepción, in southern Chile, ordered the temporary shutdown of our 350 MW coal-fired thermal power plant, Bocamina II. The court granted an injunction in favor of local fishermen who claim our facility is harmful to marine life and causes pollution. The financial impact of Bocamina II’s shutdown had no material effect on our 2013 results because its operation ceased near the end of the fiscal year. However, as of the date of this Report, the plant remains shut down while we appeal the case. On December 23, 2013, we submitted all required documents and studies to the Chilean Environmental Superintendence. Our operating income is reduced between US$ 20 million and US$ 44 million each month the facility remains shut down.

Coelce Tender Offer

On February 17, 2014, in connection with a voluntary tender offer carried out over a 33-day period commencing on January 16, Enersis purchased an additional 15.1% interest in Coelce, our Brazilian distribution subsidiary, in an exchange auction conducted on the São Paulo stock exchange, the BM&F BOVESPA. As a result, our economic interest in Coelce increased from 49.2% as of December 31, 2013 to the current 64.3%. The shares purchased included 2,964,650 common shares, 8,818,006 Series A preferred shares and 424 Series B preferred shares, in each case at a fixed R$ 49 per share, which represented a 20.1% premium over the weighted average price of the Series A preferred shares for the 30 trading days prior to the public announcement of our offer. The aggregate amount paid for the shares was equivalent to Ch$ 133 billion. This acquisition has no effect on the statement of comprehensive income of Enersis in 2014, as it consists of an increase in the ownership interest in a subsidiary of Enersis. For the same reason, this transaction does not change the amounts of assets and liabilities contributed by Coelce in the consolidated financial statements of Enersis, since it is an equity transaction. The difference between the book value of non-controlling interests acquired and the amount paid for the ownership interests acquired, resulted in a charge of Ch$ 76.3 billion that was directly reflected in Other Reserves in the Equity Attributable to Shareholders of Enersis.

Pursuant to Brazilian regulations, because Enersis received tenders of more than two thirds of the outstanding free float of common shares, we were required to extend the tender offer for all outstanding common shares until May 16, 2014 at the same price of R$ 49 per common share, after adjustment for the Central Bank of Brazil’s overnight interest rate (SELIC) as of the February 20, 2014 settlement date. As of the date of this Report, we have purchased 17,253 additional common shares. Because we did not receive tender for more than two thirds of either series of the preferred shares, the tender offer for the two series of preferred shares was not extended. The purchase of the 15.1% interest in Coelce was financed with the proceeds from our capital increase concluded on March 28, 2013.

HidroAysén Hydroelectric Project

In August 2008, HidroAysén submitted an Environmental Impact Assessment Study to the Chilean environmental authority for its approval. On May 9, 2011, we received a favorable environmental qualification resolution, though it contained certain conditions. In June 2011, opponents to the project filed 34 requests for review, and HidroAysén filed one, with the Council of Ministers, consisting of six cabinet members chaired by the Minister of the Environment, all requesting the review of certain conditions established in the resolution. By law, the authority has 60 business days to review the submission. In our cause, the authority took over two years and requested additional studies. On January 30, 2014, toward the end of former Chilean President Sebastián Piñera’s term, the Council of Ministers met to review the appeals. The majority of the issues were resolved, but the Council requested additional background information and new studies on certain points. In March 2014, Chilean President Michelle Bachelet took office, and a new Council of Ministers was convened, which repealed the Council’s earlier decisions. The new Council stated it would review the matter once again and resolve all claims within the 60 business day timeframe established by law. We are awaiting the decision of the Council.

GasAtacama Acquistion

On March 31, 2014, the Board of Directors of Endesa Chile approved the acquisition from Southern Cross Latin American Private Equity Fund III, LP (“Southern Cross”) of all of its interest in Inversiones GasAtacama Holding Ltda. (“GasAtacama Holding”), which owns 50% of GasAtacama. Endesa Chile currently holds a 48.1% economic interest in GasAtacama, and Enersis beneficially owns the remaining 1.9%. An affiliate of Southern Cross will assign Endesa Chile a US$ 28,330,155 promissory note executed by an affiliate of GasAtacama Holding in favor of the Southern Cross affiliate. Endesa Chile will pay US$ 309 million for the shares and the assignment of the promissory note. The transaction is in settlement of an arbitral dispute between Southern Cross and Endesa Chile relating to the terms of a right of first refusal provision in a shareholders agreement entered into by the parties and relating to GasAtacama Holding. Completion of the transaction is subject to execution and delivery of definitive documentation by the parties on or before April 30, 2014.

Los Cóndores Hydroelectric Project

On March 27, 2014, our Board of Directors authorized the 150 MW Los Cóndores hydroelectric project, with a total investment, including the transmission line, of US$661.5 million. Los Cóndores is in Chile’s seventh region and will generate power from the Maule Lake reservoir. Commercial start-up is expected by the end of 2018.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following summary of consolidated financial data should be read in conjunction with our audited consolidated financial statements included in this Report. The consolidated financial data as of and for the years ended December 31, 2010 and 2009 are derived from our audited consolidated financial statements not included in this Report. Our audited consolidated financial statements as of and for the years ended December 31, 2013, 2012, and 2011 were prepared in accordance with IFRS, as issued by the IASB. Until December 31, 2012, jointly-controlled companies were consolidated using the proportionate consolidation method. Commencing January 1, 2013, we began recording these jointly controlled companies using the equity method, as required by IFRS 11, “Joint Arrangements”. This change affected our accounting for Centrales Hidroeléctricas de Aysén S.A., Inversiones GasAtacama Holding Ltda., Distribuidora Eléctrica de Cundinamarca S.A. and their subsidiaries, and Transmisora Eléctrica de Quillota Ltda. Our audited consolidated financial statements as of and for the year ended December 31, 2012 and 2011 were restated to give retrospective effect to the application of IFRS 11. These changes do not have any effect on equity or net income, in both cases, attributable to the shareholders of Enersis. Our audited consolidated financial statements as of and for the years ended December 31, 2010 and 2009 are presented in the form in which they were originally prepared in accordance with IFRS, as issued by the IASB, and do not reflect the application of IFRS 11.

Amounts are expressed in millions except for ratios, operating data, shares and ADS (American Depositary Shares) data. For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2013, is translated at the Observed Exchange Rate for that date of Ch$ 524.61 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its web page, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Nevertheless, the Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see “ — Exchange Rates” below.

The following tables set forth the selected consolidated financial data of Enersis for the periods indicated and the operating data of subsidiaries:

	As of and for the year ended December 31,
	2013 (1)	2013	2012 (2)	2011 (2)	2010	2009
	(US$ millions)			(Ch$ millions)
Consolidated Income Statement Data
Revenues and other operating income	11,941	6,264,446	6,495,953	6,386,600	6,563,581	6,472,056
Operating expenses (3)	(8,622)	(4,523,308)	(5,025,190)	(4,847,673)	(4,859,280)	(4,544,611)
Operating income	3,319	1,741,138	1,470,763	1,538,927	1,704,301	1,927,445
Financial income (expense), net	(320)	(168,029)	(216,642)	(233,666)	(270,605)	(309,256)
Total gain (loss) on sale of non-current assets not held for sale	37	19,170	15,186	(5,769)	11,711	50,502
Other non-operating income	48	25,289	30,382	27,929	1,288	2,374

Income before income tax	3,083	1,617,569	1,299,689	1,327,421	1,446,695	1,671,065
Income tax	(961)	(504,168)	(406,676)	(455,469)	(346,006)	(359,737)

Net income	2,122	1,113,401	893,013	871,952	1,100,689	1,311,328
Net income attributable to shareholders of Enersis	1,255	658,514	377,351	375,471	486,227	660,231

Net income attributable to non-controlling interests	867	454,887	515,662	496,481	614,462	651,097
Net income (loss) from continuing operations per average number of Share basic and diluted (Ch$/US$)	0.03	14.56	11.56	11.50	14.89	20.22
Net income (loss) from continuing operations per average number of ADS (Ch$ / US$)	1.39	728.14	577.85	574.97	744.58	1,011.04
Net income (loss) per average number of Share, basic and diluted (Ch$/US$ per share)	0.03	14.56	11.56	11.50	14.89	20.22
Net income (loss) per average number of ADS (Ch$/US$ per ADS)	1.39	728.14	577.85	574.97	744.58	1,011.04
Cash dividends per Share (Ch$/ US$ per share)	0.01	4.25	5.75	7.45	4.64	7.02
Cash dividends per ADS (Ch$/ US$ per ADS)	0.41	212.51	287.49	372.50	232.00	351.00
Weighted average number of shares of common stock (thousands)		45,218,860	32,651,166	32,651,166	32,651,166	32,651,166
Weighted average number of ADS (thousands)		97,829	73,894	82,456	82,320	81,303

Consolidated Balance Sheet Data
Total assets	28,931	15,177,664	13,246,492	13,649,087	13,005,845	13,210,140
Non-current liabilities	7,032	3,688,940	3,941,555	4,336,012	4,084,540	4,637,749
Equity attributable to shareholders of Enersis	11,758	6,168,554	3,893,799	3,895,729	3,735,545	3,518,480
Equity attributable to non-controlling interests	4,458	2,338,911	3,064,408	2,995,312	2,778,483	2,858,524
Total equity	16,216	8,507,464	6,958,207	6,891,041	6,514,028	6,377,004
Capital stock (4)	11,109	5,828,040	2,983,642	2,983,642	2,983,642	2,983,642

Other Consolidated Financial Data
Capital expenditures (CAPEX) (5)	1,477	774,820	707,291	673,673	701,341	736,474
Depreciation, amortization and impairment losses (6)	973	510,351	477,096	552,984	557,391	539,655

(1)	Solely for the convenience of the reader, Chilean peso amounts have been translated into U.S. dollars at the exchange rate of Ch$ 524.61 per U.S. dollar, the Observed Exchange Rate for December 31, 2013.
(2)	Restated as a result of the application of IFRS 11.
(3)	Operating expenses includes selling and administration expense.
(4)	Includes share premium.
(5)	CAPEX figures represent actual payments for each year.
(6)	For further detail, please refer to Notes 8C and 29 to the Consolidated Financial Statements.

	As of and for the year ended December 31,
	2013	2012	2011	2010	2009
OPERATING DATA OF SUBSIDIARIES

Chilectra (Chile)
Electricity sold (GWh)	15,152	14,445	13,697	13,098	12,585
Number of customers (thousands)	1,694	1,659	1,638	1,610	1,579
Total energy losses (%) (1)	5.3%	5.4%	5.5%	5.8%	6.1%

Edesur (Argentina)
Electricity sold (GWh)	18,137	17,738	17,233	16,759	16,026
Number of customers (thousands)	2,444	2,389	2,389	2,353	2,305
Total energy losses (%) (1)	10.8%	10.6%	10.5%	10.5%	10.5%

Ampla (Brazil)
Electricity sold (GWh)	11,049	10,816	10,223	9,927	9,394
Number of customers (thousands)	2,801	2,712	2,644	2,571	2,522
Total energy losses (%) (1)	19.8%	19.6%	19,7%	20.5%	21.2%

Coelce (Brazil)
Electricity sold (GWh)	10,718	9,878	8,970	8,850	7,860
Number of customers (thousands)	3,500	3,338	3,224	3,095	2,965
Total energy losses (%) (1)	12.5%	12.6%	11.9%	12.1%	11.6%

Codensa (Colombia)
Electricity sold (GWh)	13,342	12,972	12,552	12,141	11,837
Number of customers (thousands)	2,687	2,588	2,496	2,429	2,361
Total energy losses (%) (1)	7.0%	7.3%	7.8%	8.2%	8.2%

Edelnor (Peru)
Electricity sold (GWh)	7,045	6,863	6,572	6,126	5,716
Number of customers (thousands)	1,255	1,203	1,144	1,098	1,061
Total energy losses (%) (1)	7.9%	8.2%	8.2%	8.3%	8.1%

Endesa Chile (Chile)
Installed capacity in Chile (MW) (2)	5,571	5,571	5,221	5,221	5,260
Installed capacity in Argentina (MW)	3,652	3,652	3,652	3,652	3,652
Installed capacity in Colombia (MW)	2,925	2,914	2,914	2,914	2,895
Installed capacity in Peru (MW)	1,540	1,657	1,668	1,668	1,667
Generation in Chile (GWh) (2) (3)	19,438	19,194	19,296	19,096	20,266
Generation in Argentina (GWh) (3)	10,840	11,207	10,713	10,862	11,877
Generation in Colombia (GWh) (3)	12,748	13,251	12,051	11,237	12,622
Generation in Peru (GWh) (3)	8,391	8,570	8,980	8,293	7,984

Endesa Brasil (Brazil)
Installed capacity in Brazil (MW)	987	987	987	987	987
Generation in Brazil (GWh) (3)	4,992	5,183	4,129	5,044	3,127

Dock Sud (Argentina) (4)
Installed capacity in Argentina (MW)	870	n.a	n.a	n.a	n.a
Generation in Argentina (GWh)	3,582	n.a	n.a	n.a	n.a

EEPSA (Peru) (4)
Installed capacity in Peru (MW)	302	n.a	n.a	n.a	n.a
Generation in Peru (GWh)	98	n.a	n.a	n.a	n.a

(1)	Energy losses are calculated as the difference between total energy purchased (GWh of electricity demand, including own generation) and the energy sold (GWh), within a given period. Losses are expressed as a percentage of total energy purchased. Losses in distribution arise from illegally tapped energy as well as technical failures.
(2)	Excludes the proportional capacity and generation of GasAtacama, which was included in previous filings, because GasAtacama is now recorded under the equity method due to the application of IFRS 11.
(3)	Beginning in 2013, we changed how we calculate our electricity generation. The impact of applying the new criteria on a cumulative basis for 2009 through 2012 is not material. We now report the energy effectively available for sales in all countries.
(4)	As a result of our capital increase, Dock Sud in Argentina and EEPSA in Peru were contributed by Endesa Spain and their consolidation by Enersis began as of April 2013; therefore, 2013 data only includes the nine-month period from April through December 2013.

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of our shares of common stock on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile) and the Valparaíso Stock Exchange (Bolsa de Corredores de Valparaíso). These exchange rate fluctuations will likely affect the price of our ADSs and the conversion of cash dividends relating to the common shares represented by ADSs from Chilean pesos to U.S. dollars. In addition, to the extent that significant financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

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

The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its web page, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Nevertheless, the Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “Informal Exchange Rate”). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Foreign currency for payments and distributions with respect to the ADSs may be purchased either in the Formal or the Informal Exchange Market, but such payments and distributions must be remitted through the Formal Exchange Market. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2013, the U.S. dollar exchange rate used by us was Ch$ 524.61 per US$ 1.00.

The following table sets forth the low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile:

	Daily Observed Exchange Rate (Ch$ per US$) (1)
Year ended December 31,	Low (2)	High (2)	Average (3)	Period-end
2013	466.50	533.95	498.83	524.61
2012	469.65	519.69	486.31	479.96
2011	455.91	533.74	483.45	519.20
2010	468.01	549.17	510.38	468.01
2009	491.09	643.87	554.22	507.10

Month ended
March 2014	550.53	573.24	n.a.	551.18
February 2014	546.94	563.32	n.a.	559.38
January 2014	527.53	553.84	n.a.	553.84
December 2013	523.76	533.95	n.a.	524.61
November 2013	512.53	529.64	n.a.	529.64
October 2013	493.96	508.58	n.a.	507.64

Source: Central Bank of Chile.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

As of March 31, 2014, the U.S. dollar exchange rate was Ch$ 551.18 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the appreciation of the year-end Chilean peso in 2013, one determines the percent change between the reciprocal of Ch$ 479.96 (the value of one U.S. dollar as of December 31, 2012) and the reciprocal of Ch$ 524.61(the value of one U.S. dollar as of December 31, 2013). In this example, the percentage change between 0.002084 (the reciprocal of Ch$ 479.96) and 0.001906 (the reciprocal of Ch$ 524.61) is negative 8.5%, which represents the 2013 year-end devaluation of the Chilean peso against the 2012 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2009 through December 31, 2013 and through the date indicated in the table below, based on information published by the Central Bank of Chile.

	Chilean Peso Equivalent of US$ 1
	Period End	Appreciation (Devaluation) (1)
	(in Ch$)	(in %)
Year Ended December 31,
2013	524.61	(8.5)
2012	479.96	8.2
2011	519.20	(9.9)
2010	468.01	8.4
2009	507.10	25.5

Source: Central Bank of Chile.

(1)	Calculated based on the variation of period-end exchange rates.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

A financial or other crisis in any region worldwide can have a significant impact on the countries in which we operate, and consequently, may adversely affect our operations, as well as our liquidity.

The five countries in which we operate are vulnerable to external shocks, including financial and political events, which could cause significant economic difficulties and affect their growth. If any of these economies experience lower than expected economic growth or a recession, it is likely that our customers will demand less electricity. Furthermore, some of our customers may experience difficulties paying their electric bills, possibly increasing our uncollectible accounts. Any of these situations could adversely affect our results of operations and financial condition.

Financial and political crisis in other parts of the world could also adversely affect our business. For example, the current crisis in Ukraine could result in higher fuel prices worldwide, which in turn could increase our cost of fuel for our thermal generation plants and adversely affect our results of operations and financial condition.

In addition, a financial crisis and its disruptive effects on the financial industry could adversely impact our ability to obtain new bank financings on the same historical terms and conditions. Our ability to tap the capital markets in the five countries in which we operate, as well as the international capital markets for other sources of liquidity, may also be diminished, or such financing may be available only at higher interest levels. Reduced liquidity could, in turn, adversely affect our capital expenditures, our long-term investments and acquisitions, our growth prospects and our dividend payout policy.

South American economic fluctuations are likely to affect our results from operations and financial condition, as well as the value of our securities.

All of our operations are located in five South American countries. Accordingly, our consolidated revenues may be affected by the performance of South American economies as a whole. If local, regional, or worldwide economic trends adversely affect the economy of any of the five countries in which we have investments or operations, our financial condition and results from operations could be adversely affected. Moreover, we have investments in volatile countries, such as Argentina. Insufficient cash flows for our subsidiaries located in Argentina have, in some cases, resulted in their inability to meet debt obligations and the need to seek waivers to comply with restrictive debt covenants.

The majority of our operating income is generated in Brazil and Chile and 62% of our operating revenues in 2013 were derived from our operations in these countries, and as a result our financial condition and results of operations are particularly dependent on Brazilian and Chilean economic performance. In 2013, Brazilian GDP increased 2.3% compared to a 1.0% increase in 2012. In 2014, Brazilian GDP is forecast to grow by 2.3% according to the International Monetary Fund. In 2013, Chilean GDP increased by 4.2% compared to a 5.6% increase in 2012. In 2014, Chilean GDP is forecast to grow by 3.75% to 4.75% according to the Central Bank of Chile. Future adverse developments in these economies may impair our ability to execute our strategic plans, which could adversely affect our results of operations and financial condition.

In addition, South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investor reaction to developments in one country may have a significant contagion effect on the securities of issuers in other countries, including Brazil and Chile. Brazilian and Chilean financial and securities markets may be adversely affected by events in other countries, which could adversely affect the value of our securities.

A continuing financial crisis in Argentina or a deeper devaluation of the Argentine peso could have an adverse effect on our debt.

The Argentine peso is under increasing devaluation pressure against the U.S. dollar. The Argentine government is actively intervening in the currency market in response to capital flight from the country. Currently, Argentina is making incremental adjustments to the Argentine peso and imposing tight restrictions on buying and selling foreign currencies in the country. Media reports from the country describe a robust informal parallel market (referred to as the blue dollar market) in which the Argentine peso appears to have depreciated more steeply than the “official” rate. Because there is no liquidity in the derivatives market in Argentina, our debt is exposed to further devaluation of the Argentine peso.

Argentina’s sovereign creditworthiness is deteriorating, based on market data and reports from credit ratings agencies. The insurance cost of sovereign bonds, as measured by credit default swaps, increased to 16.5% from 14.4% in 2013, which indicates an increased probability of a distressed credit event. Argentina’s sovereign debt rating is subject to downgrade actions over the coming months as reflected by the negative outlook established by the major rating agencies. For instance, Standard & Poor’s downgraded the country’s sovereign credit rating to “CCC+” and maintained a negative outlook as of September 2013. Further deterioration to Argentina’s economy could adversely affect our results of operations and financial condition.

Certain South American countries have been historically characterized by frequent and occasionally drastic economic interventionist measures by governmental authorities, including expropriations, which may adversely affect our business and financial results.

Governmental authorities have altered monetary, credit, tariff, tax and other policies to influence the course of the economies of Argentina, Brazil, Colombia and Peru. To a lesser extent, the Chilean government has also exercised in the past and continues to exercise a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies. These governmental actions, intended to control inflation and affect other policies, have often involved wage, price and tariff rate controls, as well as other interventionist measures, such as expropriation or nationalization. For example, Argentina froze bank accounts and imposed capital restrictions in 2001, nationalized the private sector pension funds in 2008, used its Central Bank reserves to pay down indebtedness maturing in 2010 and expropriated Repsol’s 51% stake in YPF in 2012. In 2010, Colombia imposed an equity tax to finance reconstruction and repair efforts related to severe flooding, which resulted in an extraordinary tax expense accrual booked in January 2011 for taxes payable in 2011 through 2014.

Changes in the policies of these governmental and monetary authorities with respect to tariffs, exchange controls, regulations and taxation could reduce our profitability. Inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to these circumstances, could also reduce our profitability. Any of these scenarios could adversely affect our results of operations and financial condition.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents and acts of terrorism, which could adversely affect our operations, earnings and cash flow.

Our primary facilities include power plants, transmission and distribution assets, pipelines, LNG terminals and re-gasification plants, storage and chartered LNG tankers. Our facilities may be damaged by earthquakes, flooding, fires, other catastrophic disasters arising from natural or accidental human causes, as well as acts of terrorism. A catastrophic event could cause disruptions in our business, significant decreases in revenues due to lower demand or significant additional costs to us not covered by our business interruption insurance. There may be lags between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximums.

As an example, on February 27, 2010, Chile experienced a major earthquake in the Bío-Bío region, with a magnitude of 8.8 on the Richter scale, followed by a very destructive tsunami. Our Bocamina and Bocamina II thermal generation units, which are located near the epicenter, sustained significant damage as a result of the earthquake.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, and risks related to refinancing our maturing debt; we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2013, our debt totaled Ch$ 3,697 billion.

Our debt had the following maturity timetable:

•	Ch$ 907 billion in 2014;
•	Ch$ 773 billion from 2015 to 2016;
•	Ch$ 597 billion from 2017 to 2018; and
•	Ch$ 1,420 billion thereafter.

Set forth below is a breakdown by country for debt maturing in 2014:

•	Ch$ 447 billion for Chile;
•	Ch$ 186 billion for Argentina;
•	Ch$ 136 billion for Colombia
•	Ch$ 71 billion for Peru; and
•	Ch$ 67 billion for Brazil.

Some of our debt agreements are subject to (1) financial covenants, (2) affirmative and negative covenants, (3) events of default, (4) mandatory prepayments for contractual breaches, and (5) certain change of control clauses for material mergers and divestments, among other provisions. A significant portion of our financial indebtedness is subject to cross default provisions, which have varying definitions, criteria, materiality thresholds and applicability with respect to subsidiaries that could give rise to such a cross default.

In the event that we or our subsidiaries breach any of these material contractual provisions, our creditors and bond holders may demand immediate repayment, and a significant portion of our indebtedness could become due and payable.

We may be unable to refinance our indebtedness or obtain such refinancing on terms acceptable to us. In the absence of such refinancing, we could be forced to dispose of assets in order to make the payments due on our indebtedness under circumstances that might not be favorable to obtaining the best price for such assets. Furthermore, we may be unable to sell our assets quickly enough, or at sufficiently high prices, to enable us to make such payments.

We may also be unable to raise the necessary funds required to finish our projects under development or under construction. Market conditions prevailing at the moment we require these funds or other unforeseen project costs can compromise our ability to finance these projects and expenditures.

As of the date of this Report, Argentina continues to be the country in which we operate with the highest refinancing risk. As of December 31, 2013, the third-party debt of our Argentine subsidiaries amounted to Ch$ 205 billion. As long as fundamental issues concerning the electricity sector remain unresolved, we will roll over our outstanding Argentine debt to the extent we are able to do so. If our creditors will not continue to roll over our debt when it becomes due and we are unable to refinance such obligations, we could default on such indebtedness.

Our Argentine subsidiary, Endesa Costanera, did not make any installment payments due in 2012 and 2013 under the terms of a 1996 supplier credit agreement with Mitsubishi Corporation (“MC”). As of December 31, 2013, Endesa Costanera has missed US$ 68.5 million in payments, including principal and interest. It has experienced difficulties in making timely payments under its agreement with MC on a recurring basis since the Argentine crisis began in 2002, but had received waivers from MC in the past expressing its willingness to renegotiate payments. Additionally, MC has liens over the Mitsubishi combined cycle power plant at Endesa Costanera.

As of the date of this Report, Endesa Costanera has not received any waivers for the past-due payments or any acceleration notices. We continue with active negotiations aimed at restructuring the debt. If MC were to declare an event of default and accelerate payment of the US$ 185 million principal and interest balance under the supplier credit agreement, all outstanding Endesa Costanera debt (Ch$ 117 billion) would be accelerated and Endesa Costanera would be required to enter into bankruptcy proceedings. For more information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”.

Our inability to finance new projects or capital expenditures or to refinance our existing debt could adversely affect our results of operation and financial condition.

We may not be able to enter into suitable investments, alliances and acquisitions.

On an ongoing basis, we review acquisition prospects that would augment our market coverage or supplement our existing businesses, though there can be no assurance that we will be able to identify and consummate suitable acquisition transactions in the future. The acquisition and integration of independent companies or companies that we do not control is generally a complex, costly and time-consuming process and requires significant efforts and expenditures. If we consummate an acquisition, it could result in the incurrence of substantial debt and assumption of unknown liabilities, the potential loss of key employees from the acquired company, amortization expenses related to tangible assets and the diversion of our management’s attention from other business concerns. In addition, any delays or difficulties encountered in connection with acquisitions and the integration of multiple operations could have a material adverse effect on our business, financial condition or results of operations.

Since our generation business depends heavily on hydrological conditions, drought conditions may adversely affect our profitability.

Approximately 55% of our consolidated installed generation capacity in 2013 was hydroelectric. Accordingly, extreme hydrological conditions could adversely affect our business, results of operations and financial condition. In the last few years, regional hydrology has been affected by two climactic phenomena — El Niño and La Niña — that influence rainfall regularity and may lead to droughts. The effects of El Niño or La Niña can unevenly affect the hydrology of the countries where we operate.

During periods of drought, thermal plants, including our facilities that use natural gas, fuel oil or coal as fuel, are used more frequently. Operating costs of thermal plants can be considerably higher than those of hydroelectric plants. Our operating expenses increase during these periods, and, depending on our commercial obligations, we may have to buy electricity at spot prices in order to meet our contractual supply obligations. The cost of these electricity purchases may exceed the price at which we sell contracted electricity, thus producing losses from those contracts.

Governmental regulations may adversely affect our business

We are subject to extensive regulation of the tariffs we charge our customers and other aspects of our business and these regulations may adversely affect our profitability. For example, the Chilean government can impose electricity rationing during drought conditions or prolonged failures of power facilities. If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity at the spot price, as even a severe drought does not release us from our contractual obligations as a force majeure event. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Chilean National Energy Commission (the “CNE”). This “cost of failure”, which is updated semiannually by the CNE, is a measurement of how much final users would pay for one extra MWh under rationing conditions. If we were unable to buy enough electricity at the spot price to comply with our contractual obligations, then we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price. Rationing periods may occur in the future, and consequently our generation subsidiaries may be required to pay regulatory penalties if they fail to provide adequate service under their contractual obligations. Material rationing policies imposed by regulatory authorities in any of the countries in which we operate could adversely affect our business, results of operations and financial condition.

Governmental authorities may also delay the distribution tariff review process, or tariff adjustments determined by governmental authorities may not be sufficient to pass through our costs (as has been the case with Edesur, our Argentine distribution subsidiary). Similarly, electricity regulations issued by governmental authorities in the countries in which we operate may affect the ability of our generation companies (such as Endesa Costanera and Dock Sud in Argentina) to collect revenues sufficient to offset their operating costs.

The inability of any company in our consolidated group to collect revenues sufficient to cover operating costs may affect the ability of the affected company to operate as a going concern and may otherwise have an adverse effect on our business, assets, financial results and operations.

In addition, changes in the regulatory framework are often submitted to the legislators and administrative authorities in the countries in which we operate and, if approved, could have a material adverse impact on our business. For instance, in 2005 there was a change in the water rights’ law in Chile that requires us to pay for unused water rights.

Regulatory authorities may impose fines on our subsidiaries, which could adversely affect our results of operations and financial condition.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failures, in the five countries in which we operate. In Chile, such fines may be imposed for a maximum of 10,000 Annual Tax Units (Unidades Tributarias Anuales) (“UTA”), or Ch$ 4.9 billion, using the UTA and foreign exchange rate as of December 31, 2013. In Peru, fines may be imposed for a maximum of 1,400 Treasury Tax Units (Unidad Impositiva Tributaria) (“UIT”) or Ch$ 972 million using the rates as of December 31, 2013. In Colombia, fines may be imposed for a maximum of 2,000 Minimum Monthly Salaries (Salarios Mínimos Mensuales) or Ch$ 315 million. In Argentina, there is no maximum limit for the fines. In Brazil, fines may be imposed for up to 2.0% of an electricity company’s revenues.

Our electricity generation subsidiaries, supervised by their local regulatory entities, may be subject to these fines in cases where, in the opinion of the regulatory entity, operational failures affecting the regular energy supply to the system are the fault of the company; for instance, when the agents are not coordinated with the system operator. In addition, our subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity, even if such failure is due to forces outside of the subsidiaries’ control.

For example, in 2013, ANEEL imposed fines of Ch$ 6.8 billion on Ampla and Ch$ 8 billion on Coelce due to technical and commercial operation failures. In 2013, ENRE imposed fines on Edesur for a total of Ch$ 4.9 billion. In 2011, the Chilean Superintendency of Electricity and Fuels (Superintendencia de Electricidad y Combustibles) (“SEF”) imposed Ch$ 953 million in fines on Endesa Chile, Pehuenche and Chilectra due to a blackout that occurred in the Santiago metropolitan region in March 2010. For further information on fines, please refer to Note 37 to our Consolidated Financial Statements.

We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.

In order to pay our obligations, we rely partly on cash from dividends, loans, interest payments, capital reductions, and other distributions from our subsidiaries and equity affiliates. The ability of our subsidiaries and equity affiliates to pay dividends, interest payments, loans, and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations, and foreign exchange controls that may be imposed in any of the five countries where they operate.

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

Dividend Limits and Other Legal Restrictions. Some of our non-Chilean subsidiaries are subject to legal reserve requirements and other restrictions on dividend payments. Other legal restrictions, such as foreign currency controls, may limit the ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us. In addition, the ability of any of our subsidiaries that are not wholly-owned to distribute cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders. Furthermore, some of our subsidiaries may be forced by local authorities, in accordance with applicable regulation, to diminish or eliminate dividend payments. As a consequence of such restrictions, our subsidiaries could, under certain circumstances, be prevented from distributing cash to us.

Contractual Constraints. Distribution restrictions included in certain credit agreements of our subsidiaries Endesa Costanera, El Chocón and Endesa Fortaleza, may prevent dividends and other distributions to shareholders if they are not in compliance with certain financial ratios. Generally, our credit agreements prohibit any type of distribution if there is an ongoing default.

Operating Results of Our Subsidiaries. The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash requirements of any of our subsidiaries exceed their available cash, the subsidiary will not be able to make cash available to us.

Any of the situations described above could adversely affect our results of operations and financial condition.

Foreign exchange risks may adversely affect our results, and the U.S. dollar value of dividends payable to ADS holders.

The currencies of South American countries in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars. Although a substantial portion of our operating cash flows is linked to U.S. dollars, we generally have been and will continue to be materially exposed to currency fluctuations of our local currencies against the U.S. dollar because of time lags and other limitations to peg our tariffs to the U.S. dollar.

In countries where operating cash flows are denominated in the local currency, we seek to maintain debt in the same currency, but due to market conditions it may not be possible to do so. The most material example is in Argentina, where most of our debt is denominated in U.S. dollars while our revenues are mostly in Argentine pesos.

Because of this exposure, the cash generated by our subsidiaries can decrease substantially when local currencies devalue against the U.S. dollar. Future volatility in the exchange rate of the currencies in which we receive revenues or incur expenditures may affect our financial condition and results from operations.

As of December 31, 2013, the amount of Enersis’ total consolidated debt was Ch$ 3,697 billion (net of currency hedging instruments). Of this amount, Ch$ 1,309 billion, or 35%, was denominated in U.S. dollars and Ch$ 335 billion in Chilean pesos. As of December 31, 2013, our consolidated foreign currency-denominated indebtedness (other than U.S. dollars or Chilean pesos) included the equivalent of:

•	Ch$ 1,233 billion in Colombian pesos;
•	Ch$ 551 billion in Brazilian reais;
•	Ch$ 222 billion in Peruvian soles; and
•	Ch$ 47 billion in Argentine pesos.

These amounts total Ch$ 2,053 billion in currencies other than U.S. dollars or Chilean pesos.

For the twelve-month period ended December 31, 2013, our operating cash flows were Ch$ 1,737 billion (before consolidation adjustments) of which:

•	Ch$ 479 billion, or 28%, came from Colombia;
•	Ch$ 463 billion, or 27%, came from Brazil;
•	Ch$ 447 billion, or 26%, came from Chile;
•	Ch$ 175 billion, or 10%, came from Peru; and
•	Ch$ 173 billion, or 10%, came from Argentina

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us, and we will continue to be subject to future litigation proceedings, which could cause material adverse consequences to our business.

For example, in December 2013, a court granted an injunction in favor of local fishermen ordering a temporary shutdown of our Bocamina II facility. While we are appealing the case, the plant remains shut down and our operating income is reduced between US$ 20 million and US$ 44 million each month the facility is shut down. Our financial condition or results from operations could be adversely affected if we are unsuccessful in defending this litigation or other lawsuits and proceedings against us.

The values of our generation subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities and other factors.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts into which we have entered. We and our subsidiaries have material obligations as selling parties under long-term fixed-price electricity sales contracts. Prices in these contracts are indexed according to different commodities, the exchange rate, inflation, and the market price of electricity. Adverse changes to these indices would reduce the rates we charge under our long-term fixed-price electricity sales contracts, which could adversely affect our results of operations and financial condition.

Our controlling shareholders may have conflicts of interest relating to our business.

Enel owns 92.1% of Endesa Spain, which in turn beneficially owns 60.6% of Enersis’ share capital. Our controlling shareholders have the power to determine the outcome of most material matters that require shareholders’ votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends. Our controlling shareholders also can exercise influence over our business strategy and operations. Their interests may in some cases differ from those of the other shareholders. Enel and Endesa Spain conduct their business operations in the field of renewable energies in South America through Enel Green Power S.p.A., in which we do not have an equity interest.

Environmental regulations in the countries in which we operate and other factors may cause delays, impede the development of new projects or increase the costs of operations and capital expenditures.

Our operating subsidiaries are subject to environmental regulations which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators. The approval of these environmental impact studies may take longer than planned and may be withheld by governmental authorities. Local communities and ethnic and environmental activists, among others, may intervene in the approval process to delay or prevent a project’s development. They may also seek injunctive or other relief, which could negatively impact us if they are successful.

Environmental regulations for existing and future generation capacity may become stricter, requiring increased capital investments. For example, Decree 13 of the Chilean Ministry of the Environment promulgated in January 2011, and published in June 2011, defined stricter emission standards for thermoelectric plants that must be met between 2014 and 2016 and stricter standards for new facilities or additional capacity.

In 2009, we presented our 740 MW coal fueled Punta Alcalde project for environmental approval in Chile. In 2012, the regional environmental authority rejected the project. We appealed to the Council of Ministers. Even though the Council unanimously reversed the decision of the environmental authority, the Court of Appeals accepted four injunctions against us in early 2013. Ultimately, the Chilean Supreme Court ruled that the project could proceed in January 2014.

In addition to environmental matters, there are other factors that may adversely affect our ability to build new facilities or to complete projects currently under development on time, including delays in obtaining regulatory approvals, shortages or increases in the price of equipment, materials or labor, strikes, adverse weather conditions, natural disasters, civil unrest, accidents, or other unforeseen events.

Delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments, which could adversely affect our results of operations and financial condition.

Our business may be adversely affected by judicial decisions on environmental qualification resolutions for electricity projects in Chile.

The environmental qualification resolutions term for electricity generation or transmission projects in Chile has more than doubled, due primarily to judicial decisions against such projects, environmental opposition, social criticism and government delays. This can cast doubt on the ability of a project to obtain such approval, and increase the uncertainty for investing in electricity generation and transmission projects in Chile. The uncertainty is forcing companies to reassess their business strategies as the delay in the construction of electricity generation and transmission projects may result in a supply constraints over the next five or six years. If any plant within the system ceases operation unexpectedly, we could experience supply shortages in our system, which could lead to power cuts.

For example, in August 2008, the HidroAysén environmental impact assessment study was submitted for approval. In May 2011, a favorable environmental qualification resolution was reached. In June 2011, HidroAysén filed an appeal with the Council of Ministers requesting its review of certain conditions established by the environmental authorities. On January 30, 2014, the Council of Ministers met to review the appeals and the majority of them were resolved. The Council of Ministers requested new background information and studies in order for the Council to perform a new evaluation and issue its decision regarding the project.

In March 2014, Chilean President Michelle Bachelet took office and a new Council of Ministers was convened, which repealed the decisions taken in January 2014. The new Council stated it would study the issue again and resolve all claims within the 60 business day timeframe established by law.

Our power plant projects may encounter significant opposition from groups that may ultimately damage our reputation and could result in impairment of goodwill with stakeholders.

Our reputation is the foundation of our relationship with key stakeholders and other constituencies. If we are unable to effectively manage real or perceived issues, which could negatively impact sentiments toward us, our ability to operate could be impaired and our financial results could suffer.

The development of new power plants may face opposition from several stakeholders, such as ethnic groups, environmental groups, land owners, farmers, local communities and political parties, among others, all of which may impact the sponsoring company’s reputation and goodwill. For example, our HidroAysén project has encountered substantial opposition by environmental activists. Such groups are sometimes financed internationally and may receive global attention. Similarly, the El Quimbo hydroelectric project in Colombia faced constant social demands that have delayed construction and increased costs. Between August 16, 2013 and September 9, 2013, a national agricultural strike involving communities near the project blocked roads and occupied neighboring lands.

The operation of our current thermal power plants may also affect our goodwill with stakeholders, due to emissions such as particulate matter, sulfur dioxide and nitrogen oxides, which could adversely affect the environment.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders, and ultimately lead to projects and operations that may not be optimal, cause our share prices to drop and hinder our ability to attract or retain valuable employees, all of which could result in an impairment of goodwill with stakeholders.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

A large percentage of our employees are members of unions and have collective bargaining agreements that must be renewed on a regular basis. Our business, financial condition and results of operations could be adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms we view as unfavorable. The laws of many of the countries in which we operate provide legal mechanisms for judicial authorities to impose a collective agreement if the parties are unable to come to an agreement, which may increase our costs beyond what we have budgeted.

In addition, we employ many highly-specialized employees, and certain actions such as strikes, walk-outs or work stoppages by these employees could negatively impact our operating and financial performance, as well as our reputation.

Interruption or failure of our information technology and communications systems or external attacks to or invasions of these systems could have an adverse effect on our operations and results.

We depend on information technology, communication and processing systems (“IT Systems”) to operate our businesses, the failure of which could adversely affect our financial condition and results of operations.

IT Systems are all vital to our generation subsidiaries’ ability to monitor our power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet our service targets and standards. Our distribution subsidiaries could also be affected adversely since they rely heavily on IT systems to monitor their grids, billing processes for millions of customers and customer service platforms, among others. Temporary or long-lasting operational failures of any of these IT Systems could have a material adverse effect on our results of operations. Additionally, cyber attacks can have an adverse effect on the company’s image and its relationship with the community.

In the last few years, global cyber attacks on security systems, treasury operations, and IT Systems have intensified. We are exposed to cyber-terrorist attacks aimed at damaging our assets through computer networks, cyber spying involving strategic information that may be beneficial for third parties and cyber-theft of proprietary and confidential information, including information of our customers. During 2013, we suffered a cyber attack organized by a group known as “Operation Green Rights” to protest the construction of proposed hydroelectric power plants in the Chilean Patagonia as well as other cyber attacks related to the operation of thermal power plants in the north and south of Chile.

We rely on electricity transmission facilities that we do not own or control. If these facilities do not provide us with an adequate transmission service, we may not be able to deliver the power we sell to our final customers.

We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the electricity we sell. This dependence exposes us to several risks. If transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity. If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient. If restrictive transmission price regulation is imposed, transmission companies upon whom we rely may not have sufficient incentives to invest in expansion of their transmission infrastructure, which could adversely affect our operations and financial results. On February 27, 2010, due to the 8.8 magnitude earthquake on the Richter scale in Chile, Transelec, a transmission company unrelated to us, experienced damage to its high voltage transmission network that prevented us from delivering our electricity to final consumers.

On September 24, 2011, nearly 10 million people located in central Chile experienced a blackout (affecting more than half of all Chileans), due to the failure of Transelec’s 220 kV Ancoa substation. The failure led to the disruption of two 500 kV transmission lines in the SIC (the Chilean Central Interconnected System) and the subsequent failure of the remote recovery computer software used by CDEC to operate the grid. This blackout, which lasted two hours, exposed weaknesses in the transmission grid and its need for expansion and technological improvements to increase the reliability of the transmission grid. Any such failure could interrupt our business, which could adversely affect our results of operations and financial condition.

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

Lawsuits against us brought outside of the South American countries in which we operate or complaints against us based on foreign legal concepts may be unsuccessful.

All of our assets are located outside of the United States. All of our directors and all of our officers reside outside of the United States and most of their assets are located outside the United States as well. If any investor were to bring a lawsuit against our directors, officers, or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Item 4.	Information on the Company

A.     History and Development of the Company.

History

Enersis S.A. (“Enersis”) is a publicly held limited liability stock corporation organized under the laws of the Republic of Chile. The existence of our company under its current name dates back to August 1, 1988.

The Company’s contact information in Chile is:

Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Telephone:	(56-2) 2353-4639
Web site:	www.enersis.cl

The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Street Address:	850 Library Avenue, Suite 204, Newark, Delaware 19711
Telephone:	1 (302) 738-6680

We are an electricity utility company engaged, through our subsidiaries and affiliates, in the generation, transmission and distribution of electricity businesses in Chile, Argentina, Brazil, Colombia, and Peru.

We are one of the largest publicly listed companies in the electricity sector in South America. We trace our origins to Compañía Chilena de Electricidad Ltda. (“CCE”), which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica (“CONAFE”), with operations dating back to 1919. In 1970, the Chilean government nationalized CCE. During the 1980s, the sector was reorganized through the Chilean Electricity Law, known as the Decree with Force of Law Number 1 (“DFL 1”), CCE’s operations were divided into one generation company, the current AES Gener S.A. (“Gener”), a currently unrelated company, and two distribution companies, one with a concession in the Valparaíso

Region, the current Chilquinta S.A., a currently unrelated company, and the other with a concession in the Santiago metropolitan region, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization. In August 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. changed its name to Enersis S.A. and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A. In the 1990s, we diversified into electricity generation and transmission through our increasing equity stakes in Endesa Chile.

We began our international operations in 1992 with our investment in Edesur, an Argentine electricity distribution company. That same year, Endesa Chile, which at that time was an affiliated company, also started its international operations with its investment in Endesa Costanera, an electricity generation company. We then expanded primarily into electricity generation, transmission and distribution businesses in four South American countries: Argentina, Brazil, Colombia and Peru. We remain focused on the electricity sector, although we have small operations in other businesses that represent less than 1.0% of our consolidated assets, in the aggregate.

In 2005, Endesa Brasil was formed as a company to manage all generation, transmission and distribution assets that Endesa Latinoamérica, S.A.U., (“Endesa Latinoamérica”,) (a subsidiary of Endesa Spain formerly known as Endesa Internacional), Enersis, Endesa Chile and Chilectra held in Brazil; namely, through Ampla, Endesa Fortaleza, CIEN, Cachoeira Dourada and Coelce. As of December 31, 2013, Enersis had a 83.5% beneficial economic interest in Endesa Brasil.

In order to achieve synergies in Peru, in 2006, Edegel and Etevensa (60% of which was owned by Endesa Spain at the time) merged, creating a 457 MW thermoelectric generation company .

In September 2007, we merged our generation subsidiaries in Colombia to form Emgesa. As of December 31, 2013, Enersis had a 37.7% beneficial economic interest in Emgesa. Pursuant to the terms of a shareholders’ agreement, we control and therefore consolidate Emgesa through Endesa Chile.

In February 2009, Codensa, our Colombian distribution subsidiary, acquired approximately 49% of DECSA, an investment vehicle. The remaining 51% was acquired by Empresa de Energía de Bogotá (“EEB”). Codensa and EEB jointly control DECSA. In March 2009, DECSA acquired 82.3% of Empresa de Energía de Cundinamarca S.A. (“EEC”), a formerly state-owned company that was privatized that year. EEC is a Colombian company primarily engaged in trading of electricity in Cundinamarca province.

Since June 2009, Enel has ultimately controlled Enersis by virtue of its 92.1% equity interest in Endesa Spain. Endesa Spain beneficially owns 60.6% of the share capital of Enersis. Enel publicly trades on the Milan Stock Exchange, is headquartered in Italy and primarily engaged in the energy sector, with a presence in 40 countries worldwide, and approximately 99 GW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

In October 2009, Endesa Chile purchased an additional 29.4% of Edegel from Generalima, a Peruvian indirect subsidiary of Endesa Spain. With this transaction, Endesa Chile increased its economic interest in Edegel from 33.1% to 62.5% and in turn, our economic interest at the Enersis level increased to 37.5%. In the same month, we acquired additional share capital of our Peruvian subsidiary, Edelnor, increasing our direct and indirect ownership stake in Edelnor to 75.5%.

In March 2012, Endesa Latinoamérica announced a public offer to purchase the remaining shares representing 0.36% of the capital of Ampla and Ampla Investimentos e Serviços S.A. (“Ampla Investimentos”), from the minority shareholders. As a result of the public offer to purchase, Endesa Latinoamérica acquired 10,354,610 shares of Ampla, representing 0.0003% of its share capital and 361,569 shares of Ampla Investimentos, representing 0.003% of its share capital. The delisting of the securities of Ampla Investimentos was completed on May 25, 2012. In March 2013, as part of the 2013 capital increase, Endesa Latinoamérica contributed its interests in Ampla and Ampla Investmentos to Enersis.

In June 2012, Endesa Spain proposed a capital increase in which it would carry out an in-kind contribution (the “In-Kind Contribution”) of all of its equity interests in 25 companies in the five South American countries in which Enersis operates. The rest of the shareholders would contribute their proportional participation in cash. The capital increase would involve 16,441,606,297 common shares to be issued at a subscription price of Ch$ 173 per common share (or the net dollar equivalent of Ch$ 8,650 per ADS) during the preemptive rights period. The value of Endesa Spain’s In-Kind Contribution would be US$ 3,615 million for which it would receive 9,967,630,058 common shares. The capital increase was approved by the shareholders at an Extraordinary Shareholders’ Meeting (“ESM”) held on December 20, 2012.

In February 2013, Enersis began preemptive rights offerings in Chile, the United States and Spain, in which shareholders (including Endesa Spain) subscribed for an aggregate of 99% of the capital increase by the expiration of the rights offering on March 26, 2013. On March 28, 2013, the remaining 1% was auctioned off in the Santiago Stock Exchange at Ch$ 182.3 per common share, 5.4% higher than the rights offering subscription price. The total US$ 6 billion capital increase consisted of approximately US$ 3.6 billion of In-Kind Contribution from Endesa Spain and US$ 2.4 billion in cash from minority shareholders. We began consolidating the companies contributed pursuant to the In-Kind Contribution on April 1, 2013.

In January 2014, as part of its initial use of proceeds from the capital increase, Enersis, launched a voluntary public offer for the shares of Coelce it did not already own, which ended on February 17, 2014. As a result, Enersis increased its economic interest in Coelce from 49.2% to 64.3%. For further detail, please see “Item 4. Information on the Company – Recent Developments”.

As of December 31, 2013, we had 15,848 MW of installed capacity with 199 power units in the five countries in which we operate, 14.2 million distribution customers covering approximately 50 million inhabitants, consolidated assets of Ch$ 15,178 billion and operating revenues of Ch$ 6,264 billion.

Capital Investments, Capital Expenditures and Divestitures

We coordinate our overall financing strategy including the terms and conditions of loans or intercompany advances entered into by our subsidiaries, in order to optimize debt and liquidity management. Our operating subsidiaries generally independently plan capital expenditures financed by internally generated funds or with direct financing. One of our goals is to focus on investments that will provide long-term benefits, such as energy loss reduction projects. Additionally, by focusing on Enersis as a group, and seeking to provide services groupwide, we aim to reduce investments at the individual subsidiary level in items such as procurement, telecommunication and information systems. Although we have considered how these investments will be financed as part of the Company’s budget process, we have not committed to any particular financing structure. Our investments will depend on the prevailing market conditions at the time the cash flows are needed.

Our investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project in accordance with its profitability and strategic fit. Our current investment priorities include developing new, environmentally responsible hydroelectric and thermal projects in Chile and Colombia in order to guarantee adequate levels of reliable supply.

From 2014 through 2018, we expect to make capital expenditures of Ch$ 4,609 billion on a consolidated basis in our controlled subsidiaries, related to investments currently in progress, maintenance of our distribution network, maintenance of existing generation plants, and studies required to develop other potential generation projects. For further detail regarding these projects, please see “Item 4. Information on the Company — D. Property, Plant and Equipment — Projects Under Development”.

The table below sets forth the expected capital expenditures from 2014 through 2018 and the capital expenditures incurred by our subsidiaries in 2013, 2012 and 2011:

	Capital Expenditures (1)
	2014-2018	2013 (1)	2012 (1)	2011 (1)
	(in millions of Ch$)

Chile	1,259,408	128,240	125,601	145,758
Abroad	3,349,610	646,580	581,690	527,915

Total	4,609,018	774,820	707,291	673,673

(1)	CAPEX figures represent actual payments for each year net of contributions, except for future projections.

Capital Expenditures 2013, 2012 and 2011

Our capital expenditures in the last three years were related principally to the 350 MW Bocamina II project in Chile and the 400 MW El Quimbo project in Colombia. Bocamina II began commercial operations in October 2012, with 350 MW of installed capacity. The El Quimbo project is still under construction. In July 2013, the “Reserva Fría” plant, a 183 MW gas turbine that serves as a backup for Peruvian system, began its operation in the Talara region. In November 2013, the first of the Salaco project’s hydro plants began its operation in Colombia. The project will add 144 MW of capacity to the system when completed. In addition, we also invested to: (i) expand distribution services in response to increasing demand for energy, (ii) improve service quality, (iii) improve safety and (iv) reduce energy losses, especially in Brazil.

For additional information regarding Bocamina II, which currently is not operating due to an environmental restriction, please see “Introduction — Recent Developments”.

Investments Currently in Progress

Our material plans in progress include completion of the El Quimbo project, which is expected to be finished by July 2015 and will add 400 MW of capacity to our Colombian operations. El Quimbo is being constructed in response to increased demand in that market. Additionally, we plan to continue to expand distribution services, reduce energy losses, and in turn, improve the efficiency and the profitability of our distribution operations, in Chile and abroad.

In general terms, projects in progress are expected to be financed with external and internal funds for each of the projects described.

B.     Business Overview.

We are a publicly held limited liability stock corporation with consolidated operations in Chile, Argentina, Brazil, Colombia, and Peru. Our core businesses are electricity generation, transmission and distribution. We also participate in other activities which are not part of our core business. Since these non-core activities represent less than 1% of our 2013 revenues, we do not report them as a separate business for purposes of this discussion, or under IFRS.

The table below presents our revenues by business segment.

	Year ended December 31,
	2013	2012	2011	Change 2013 vs. 2012
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile) (1)	955,702	1,104,776	1,135,176	(13.5)
Endesa Costanera (Argentina)	94,888	295,140	341,824	(67.8)
El Chocón (Argentina)	36,687	49,193	48,341	(25.4)
Cachoeira Dourada (Brazil)	117,445	155,195	126,646	(24.3)
Endesa Fortaleza (Brazil)	168,871	139,186	129,485	21.3
CIEN (Brazil)	67,689	72,523	59,918	(6.7)
Emgesa (Colombia)	639,503	580,125	498,569	10.2
Edegel (Peru)	283,806	282,124	239,842	0.6
Cemsa (Argentina)	1,591	—	—	n.a
Dock Sud (Argentina)	41,186	—	—	n.a
EEPSA (Peru)	33,752	—	—	n.a.

Total	2,441,120	2,678,262	2,579,801	(8.9)

Distribution Business
Chilectra and subsidiaries (Chile)	975,024	984,738	1,046,191	(1.0)
Edesur (Argentina)	528,653	321,242	279,725	64.6
Edelnor (Peru)	413,911	385,014	329,309	7.5
Ampla (Brazil)	945,131	1,074,237	1,117,269	(12.0)
Coelce (Brazil)	688,981	806,428	859,446	(14.6)
Codensa (Colombia) (1)	852,780	851,622	783,050	0.1

Total	4,404,480	4,423,281	4,414,990	(0.4)

Less: Consolidation adjustments and non-core activities	(581,154)	(605,590)	(608,191)	(4.0)

Total	6,264,446	6,495,953	6,386,600	(3.6)

(1)	Restated in accordance with IFRS 11.

For further information related to operating revenues and total income by business segment, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 34.2 to our Consolidated Financial Statements.

Electricity Generation Business Segment

As of December 31, 2013, electricity generation represented 36% of our operating revenues and 64% of our operating income before consolidation adjustments.

Operating and financial data presented in this Report differs from those previously reported, due to:

•	application of IFRS 11, “Joint Arrangements” pursuant to which jointly controlled companies as of January 1, 2013 are now recorded using the equity method. Until December 31, 2012, they were consolidated using the proportionate consolidation method. With respect to our generation business, the application of IFRS 11 requires us to exclude GasAtacama figures from 2012 and 2011; and

•

changes to what we define as “electricity generation”, which we now define as total generation output minus (i) the electricity consumed by the facilities themselves, (ii) consumption by external auxiliary facilities, (iii) losses in transmission and (iv) technical losses, which definition is uniformly applied to all countries. We have recalculated the operating data for 2009 through 2012, however we believe the differences in calculation methods are not material. Our consolidated installed capacity as of December 31, 2013 was 15,846 MW, of which 54.8% was hydroelectric capacity, 44.7% was thermal electric and 0.5% was wind power generation capacity. Total installed capacity is defined as the maximum power capacity (measured in MW generation units) under specific technical conditions and characteristics.

•	Consolidation of companies contributed by Endesa Spain as part of our capital increase, as of April 1, 2013. This only impacts 2013 and has no effect on prior years presented.

Our consolidated electricity sales for 2013 were 69,369 GWh and our production was 60,089 GWh, 5.2% and 4.7% higher than in 2012, respectively. Since April 2013, Enersis also consolidates Dock Sud in Argentina and EEPSA in Peru, which were contributed as part of our capital increase as of April 1, 2013, partly explaining the increases in 2013 when compared with 2012.

Our total installed capacity in 2013 was 15,846 MW, 1,065 MW higher than in December 31, 2012, due to the following changes: the incorporation of 869 MW of Dock Sud and 302 MW of EEPSA, 50 MW increase in Emgesa’s Darío Valencia 2 unit; 4.2 MW increase in Edegel’s Matucana unit, partially offset by the decommissioning of Edegel’s 121 MW Santa Rosa TG 7 unit, and Emgesa’s 39 MW La Tinta and La Junca. Our electricity generation business is conducted primarily through Endesa Chile, which has consolidated operations in Chile, Colombia, Peru and Argentina. We also have separate consolidated operations in Brazil through Endesa Brasil, in Argentina through Dock Sud and in Peru through EEPSA.

The following tables summarize the information relating to Enersis’ electricity generation:

ENERSIS ELECTRICITY DATA PER COUNTRY

	Year ended December 31,
	2013	2012	2011
Chile (1)
Number of generating units (2) (3)	105	105	104
Installed capacity (MW) (3) (4)	5,571	5,571	5,221
Electricity generation (GWh) (5)	19,438	19,194	19,296
Energy sales (GWh)	20,406	20,878	20,315
Argentina (6)
Number of generating units (2)	25	20	20
Installed capacity (MW) (4)	4,522	3,652	3,652
Electricity generation (GWh) (5)	14,422	11,207	10,713
Energy sales (GWh)	16,549	11,852	11,381
Brazil
Number of generating units (2)	13	13	13
Installed capacity (MW) (4)	987	987	987
Electricity generation (GWh) (5)	4,992	5,183	4,129
Energy sales (GWh)	6,826	7,291	6,828
Colombia
Number of generating units (2) (3)	29	30	30
Installed capacity (MW) (3) (4)	2,925	2,914	2,914
Electricity generation (GWh) (5)	12,748	13,251	12,051
Energy sales (GWh)	16,090	16,304	15,112
Peru (7)
Number of generating units (2)	27	25	25
Installed capacity (MW) (3)(4)	1,842	1,657	1,668
Electricity generation (GWh) (5)	8,489	8,570	8,980
Energy sales (GWh)	9,497	9,587	9,450
Total
Number of generating units (2)	199	193	192
Installed capacity (MW) (4)	15,846	14,781	14,442
Electricity generation (GWh) (5)	60,089	57,405	55,169
Energy sales (GWh)	69,369	65,913	63,086

(1)	Excludes GasAtacama, which was included in previous reports.
(2)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and Equipment of Generating Companies”.
(3)	The Bocamina II TV2 generation unit in Chile has been consolidated since April 2012; the Darío Valencia hydro plant in Colombia has been consolidated since November 2013 and Unit 2 of Matucana hydro plant in Peru increased its installed capacity in June 2013. In October 2013, La Junca and La Tinta Unit 5, both mini hydro plants in Colombia, and the TG 7 unit of Santa Rosa in Peru, were decommissioned.
(4)	Total installed capacity is defined as the maximum MW capacity in generation units, under specific technical conditions and characteristics. In most cases installed capacity is confirmed by satisfaction guarantee tests performed by equipment suppliers. Figures may differ from installed capacity declared to governmental authorities and customers in each country, according to criteria defined by such authorities and relevant contracts.
(5)	Figures may differ from those previously reported, as the current figures are shown net of all losses.
(6)	The 2013 data for Argentina includes the data of subsidiaries of Endesa Chile in Argentina (Endesa Costanera and El Chocón) and, since April 1, 2013, Dock Sud, which became a subsidiary in connection with our capital increase.
(7)	The 2013 data for Peru includes the data of a subsidiary of Endesa Chile in Peru (Edegel) and, since April 1, 2013, EEPSA, which became a subsidiary in connection with our capital increase.

In the electricity industry, it is common to segment the business into hydroelectric and thermoelectric generation, because each type of generation has significantly different variable costs. Thermoelectric generation requires the purchase of fuel, thereby leading to high variable costs as compared with hydro generation from reservoirs or rivers with no marginal costs. Of our total consolidated generation in 2013, 51.4% was from hydroelectric sources, 48.4% came from thermal sources, and wind energy represented less than 1%.

The following table summarizes Enersis’ consolidated generation by type of energy:

ENERSIS CONSOLIDATED GENERATION BY TYPE OF ENERGY (GWh) (1)

	Year ended December 31,
	2013		2012 (3)		2011 (3)
	Generation	%	Generation	%	Generation	%
Hydroelectric	30,869	51.4	34,499	60.1	33,325	60.4
Thermal (2)	29,076	48.4	22,752	39.6	21,712	39.4
Other generation (3)	145	0.2	153	0.3	132	0.2

Total generation	60,089	100.0	57,405	100.0	55,169	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.
(2)	Excludes GasAtacama, which was included in previous reports.
(3)	Other generation refers to the generation from the Canela and Canela II wind farms.

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

The following table contains information regarding Enersis’ consolidated sales of electricity by type of customer for each of the periods indicated:

ENERSIS CONSOLIDATED ELECTRICITY SALES BY CUSTOMER TYPE (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Sales	%	Sales	%	Sales	%
Regulated customers	32,140	46.3	32,679	49.6	30,226	47.9
Unregulated customers	15,178	21.9	16,745	25.4	15,590	24.7

Total contracted sales (2)	47,318	68.2	49,425	75.0	45,816	72.6
Electricity pool market sales	22,051	31.8	16,488	25.0	17,270	27.4

Total electricity sales	69,369	100.0	65,913	100.0	63,086	100.0

(1)	Excludes GasAtacama, which was included in previous reports.
(2)	Includes sales to distribution companies not backed by contracts in Chile and Peru.

The specific energy consumption limit (measured in GWh) for regulated and unregulated customers is country specific. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall conditions, the amount of our thermal generation increases. This not only involves increasing the total cost of fuel but also the cost of transporting that fuel to the thermal generation power plants. Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, requiring us to purchase electricity in the pool market at at spot prices in order to satisfy our contractual commitments. The cost of these purchases at spot prices may, under certain circumstances, exceed the price at which we sell electricity under contracts and result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any year primarily by limiting contractual sales requirements to an amount that does not exceed the estimated production in a “dry year”. In determining estimated production in a dry year, we take into account the available statistical information concerning rainfall and water flows, and the capacity of key reservoirs. In addition to limiting contracted sales, we may adopt other strategies such as installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers.

Operations in Chile

We own and operate a total of 105 generation units in Chile directly and through our subsidiaries Pehuenche, and Celta. Of these generation facilities, 38 are hydroelectric, with a total installed capacity of 3,465 MW. This represents 62.2% of our total installed capacity in Chile. There are 16 thermal units that operate with gas, coal or oil with a total installed capacity of 2,028 MW, representing 36.4% of our total installed capacity in Chile. There are 51 wind power units with 78 MW in the aggregate, representing 1.4% of our total installed capacity in Chile. All of our generation units are connected to the country’s Central Interconnected Electricity Systems (Sistema Interconectado Central) (“SIC”), except for two Celta thermoelectric units which are connected to the Sistema Interconectado del Norte Grande (“SING”) in the north.

For information on the installed generation capacity for each of the Company’s Chilean subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment”.

Our total electricity generation in Chile (including the SIC and the SING) accounted for 29.4% of total gross electricity production in Chile during 2013.

The following table sets forth the electricity generation for each of our Chilean generation subsidiaries:

ELECTRICITY GENERATION BY SUBSIDIARY IN CHILE (GWh) (1)

	Year ended December 31,
	2013	2012	2011
Endesa	11,967	11,723	11,076
Pehuenche	2,565	2,615	2,975
Pangue (2)	—	325	1,713
San Isidro (2)	2,546	3,529	2,460
Celta (2)	1,564	798	899
Endesa Eco (2)	796	204	173

Total	19,438	19,194	19,296

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.
(2)	The electricity generation difference from 2011 to 2012 was primarily due to the incorporation of Pangue’s electricity generation into San Isidro’s from May 1, 2012 following the merger of the two entities. The electricity generation difference from 2012 to 2013 was primarily due to the incorporation of San Isidro’s electricity generation into Endesa Eco from September 1, 2013 following the merger of the two entities, and the further consolidation into Endesa Eco following its merger with Celta on November 1, 2013.

The potential energy in Chilean reservoirs reached 2,870 GWh in 2013, an increase of 480 GWh, or 20%, compared to 2,391 GWh in 2012 and 3,844GWh in 2011.

Generation by type in Chile is shown in the following table:

ELECTRICITY GENERATION BY TYPE IN CHILE (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	9,617	49.5	10,578	56.5	11,403	59.1
Thermal generation (2)	9,404	48.4	8,188	42.7	7,497	38.9
Wind generation – NCRE (3)	145	0.7	153	0.8	132	0.7
Mini-hydro generation – NCRE (4)	272	1.4	275	1.4	264	1.4

Total generation	19,438	100.0	19,194	100.0	19,296	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.
(2)	Excludes GasAtacama, which was included in previous reports.
(3)	Refers to the generation of the Canela and Canela II wind farms.
(4)	Refers to the generation of Palmucho and the Ojos de Agua mini-hydroelectric plants.

Our thermal electric generation facilities use natural gas, LNG, coal or oil as fuel. In order to satisfy our natural gas and transportation requirements, we enter into long-term gas contracts with suppliers who establish maximum supply amounts and prices and long-term gas transportation agreements with the pipeline companies. We currently use Gas Andes (which is not related to us) and Electrogas (an Endesa Chile related company) as our suppliers. Since March 2008, all of our natural gas units can operate using natural gas or diesel, and since December 2009, San Isidro, San Isidro 2 and Quintero can operate using LNG.

In July 2013, Endesa Chile and British Gas successfully ended a renegotiation of its LNG sale and purchase agreement. This renegotiation modified some conditions of the original contract, allowing Endesa Chile to secure its long term LNG supply at competitive prices, with significant flexibility and new capacity sufficient for its current power plants and future projects.

Endesa Chile also exercised a priority option to purchase capacity as part of an expansion at the Quintero LNG Terminal. This will allow us to increase our regasification capacity from 3.2 million cubic meters per day to 5.4 million cubic meters per day, starting late 2014. This expansion will allow our Quintero facility to bring additional thermal electricity generation online, expand our gas commercialization business and develop new power plants. Because Chile has experienced prolonged droughts, we believe LNG is becoming a strategic business for us and for Chile.

In 2013, we signed a new 1,600 kiloton coal supply agreement with Endesa Energía S.A.U., which we believe is sufficient to supply Tarapacá and Bocamina with coal through until December 2014.

Under Chilean law, power generation companies must demonstrate that certain minimum amounts of their energy sales come from non-conventional renewable sources, known as NCRE. Currently our Canela wind farm, Ojos de Agua mini-hydroelectric plant and 40% of the installed capacity of our Palmucho mini-hydroelectric plant qualify as NCRE facilities. We fully complied with this obligation during 2013. The additional cost of generating electricity using NCRE facilities is being charged as a pass-through in our new contracts, which mitigates the impact to our operating income.

Electricity sales industry-wide in Chile increased 3.5% during 2013, with sales in the SIC increasing by 3.3% and in the SING by 3.8%, as detailed in the following table:

ELECTRICITY SALES PER SYSTEM IN CHILE (GWh) (1)

	Year ended December 31,
	2013	2012	2011
Electricity sales in the SIC	47,831	46,282	43,805
Electricity sales in the SING	15,399	14,831	14,263

Total electricity sales	63,230	61,113	58,068

(1)	Figures may differ from those previously reported as a result of their update in the CDEC-SIC and CDEC-SING yearly reports.

Our electricity sales in Chile reached 20,406 GWh in 2013 and 20,878 GWh in 2012, which represented a 32.3% and 34.2% market share, respectively. The percentage of the energy purchases to satisfy our contractual obligations to third parties has decreased from 7.8% in 2012 to 4.7% in 2013 as a result of the increase in our generation.

The following table sets forth our electricity generation and purchases in Chile:

ELECTRICITY GENERATION AND PURCHASES IN CHILE (GWh) (1)

	Year ended December 31,
	2013		2012 (2)		2011 (2)
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation (2)	19,438	95.3	19,194	91.9	19,296	95.0
Electricity purchases	968	4.7	1,684	8.1	1,019	5.0

Total (1)	20,406	100.0	20,878	100.0	20,315	100.0

(1)	Excludes GasAtacama, which was included in previous reports.
(2)	Figures may differ from those previously reported, as the current figures are shown net of all losses.

We supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the pool market. Commercial relationships with our customers are usually governed by contracts. Supply contracts with distribution companies must be auctioned, are generally standardized and have an average term of ten years.

Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each customer and the conditions are agreed between both parties, reflecting competitive market conditions.

In 2013, 2012 and 2011, Endesa Chile had 50, 49 and 47 customers, respectively. In 2013, our customers included 21 distribution companies in the SIC and 29 unregulated customers.

The following table sets forth information regarding our sales of electricity in Chile by type of customer:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN CHILE (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	14,796	72.5	13,971	66.9	12,700	62.5
Unregulated customers	4,185	20.5	5,996	28.7	5,798	28.5

Total contract sales	18,981	93.0	19,967	95.6	18,498	91.1
Electricity pool market sales	1,425	7.0	911	4.4	1,817	8.9

Total electricity sales	20,406	100.0	20,878	100.0	20,315	100.0

(1)	Excludes GasAtacama, which was included in previous reports.

Our most significant supply contracts with regulated customers are with Chilectra S.A. (Chilectra, subsidiary of Enersis) and with Compañía General de Electricidad S.A. (“CGE”), which is not related to us. These are the two largest distribution companies in Chile in terms of sales.

The following table sets forth Endesa Chile’s public contracts with electricity distribution companies in the SIC for their regulated customers:

	Year ended December 31,
							(in GWh)
Company	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Chilectra	7,160	7,393	7,375	7,528	7,621	7,624	7,624	6,574	4,874	3,524	3,524	2,850	1,350	1,350
CGE	4,964	5,953	6,258	6,119	6,034	6,078	5,201	5,201	3,801	3,801	3,801	0	0	0
Chilquinta	1,331	1,637	1,639	1,701	1,742	1,755	1,755	1,755	1,755	1,755	1,095	350	350	0
Saesa	2,540	2,524	2,266	2,190	2,140	2,081	581	581	581	581	581	0	0	0

Total Endesa Chile	15,996	17,507	17,538	17,538	17,538	17,538	15,161	14,111	11,011	9,661	9,001	3,200	1,700	1,350

For 2013, 2012 and 2011, Endesa Chile and its Chilean subsidiaries held 46%, 46% and 45% respectively of the total publicly tendered supply regulated contracts with the distribution companies in the SIC for their regulated customers. The rest of the contracts are distributed among eight companies.

Our generation contracts with unregulated customers are generally on a long-term basis and typically range from five to fifteen years. Such contracts are usually automatically extended at the end of the applicable term, unless terminated by either party upon prior notice. Some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk. Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer. We have not experienced any supply interruptions under our contracts. If we experience a force majeure event, as contractually defined, we are allowed to reject purchases and we are not required to supply electricity to our unregulated customers. Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

The following table sets forth our sales by volume to our five largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Distribution companies:
Chilectra	5,296	27.9	5,008	24.0	4,679	22.4
CGE	4,208	22.2	4,152	19.9	3,887	18.6
Chilquinta	1,588	8.4	1,407	6.7	1,332	6.4
Saesa group (2)	2,076	10.9	1,312	6.3	1,066	5.1
Emel group (3)	1,056	5.6	968	4.6	1,018	4.9

Total sales to the largest distribution companies	14,224	74.9	12,848	61.5	11,981	57.4

Unregulated customers:
Cía. Minera Collahuasi	927	4.9	894	4.3	903	4.3
Grupo CAP-CMP (4)	960	5.1	1,027	4.9	1,076	5.2
Cía. Minera Carmen de Andacollo	479	2.5	443	2.1	423	2.1
CMPC (5)	271	1.4	584	2.8	683	3.3
Codelco (6)	129	0.7	538	2.6	557	2.7
Cía. Minera Los Pelambres (7)	—	—	1,165	5.6	1,155	5.5

Total sales to the largest unregulated customers	2,766	14.6	4,650	22.3	4,797	23.1

(1)	Excludes GasAtacama, which was included in previous reports.
(2)	The values of the Saesa group include the consumption of the distributors Saesa and Empresa Eléctrica de la Frontera S.A.
(3)	The data for the Emel group include the consumption of Empresa Eléctrica de Melipilla, Colchagua y Maule (Emelectric), Empresa Eléctrica de Talca (Emetal) and Empresa Eléctrica de Atacama (Emelat), customers of Endesa Chile. The Emel group is a subsidiary of the CGE group.
(4)	Consumption of Grupo CAP and Compañía Minera del Pacífico S.A. (CMP) includes the contracts with CAP Huachipato, CMP Algarrobo, CMP Hierro Atacama, CMP Los Colorados, CMP Pellets and CMP Romeral.
(5)	CMPC reduced its consumption from the Laja plant
(6)	The contract with Codelco ended in March 2013.
(7)	The contract with Compañía Minera Los Pelambres ended in December 2012.

We compete in the SIC primarily with two generation companies, Gener and Colbún S.A. (“Colbún”). According to the CDEC-SIC in 2013, in the SIC, Gener and its subsidiaries had an installed capacity of 2,579 MW, of which 89.5% was thermoelectric, and Colbún had an installed capacity of 2,957 MW, of which 57.4% was thermoelectric. In addition to these two large competitors, there are a number of smaller entities with an aggregate installed capacity of 2,973 MW that generate electricity in the SIC.

Our primary competitors in the SING are E-CL (GDF Suez Group) and Gener, which have 2,147 MW and 1,465 MW of installed capacity, respectively. Our direct participation in the SING includes our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta.

Electricity generation companies compete largely on the basis of price, technical experience and reliability. In addition, because 64.3% of our installed capacity in the SIC comes from hydroelectric power plants, we have lower marginal production costs than companies generating electricity through thermal plants. Our thermal installed capacity benefits from access to gas from the Quintero LNG terminal. During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.

Directly and through our subsidiaries, we are the principal generation operator in the SIC, with 38.3% of the total installed capacity and 40.5% of the electricity energy sales of this system in 2013.

In the SING, our subsidiary Celta accounted for 4.0% of the total installed capacity in 2013 and 6.6% of the electricity energy sales of this system in 2013.

Operations in Argentina

We participate in electricity generation in Argentina through subsidiaries of Endesa Chile (Endesa Costanera and El Chocón) and since April 2013, our subsidiary Dock Sud, with an aggregate of 25 power units with a total installed capacity of 4,522 MW. El Chocón owns nine hydroelectric units, with total installed capacity of 1,328 MW, Endesa Costanera owns eleven thermal units, with a total installed capacity of 2,324 MW and Dock Sud owns five thermal units with a total installed capacity of 870 MW. Our hydro and thermal generation units in Argentina represented 14.4% of the Argentine National Interconnection system (Sistema Interconectado Nacional, the “Argentine NIS”) installed capacity in 2013.

Our Argentine subsidiaries have holdings in three additional companies, Termoeléctrica Manuel Belgrano S.A., Termoeléctrica San Martín S.A. and Central Vuelta de Obligado S.A. These companies were formed to undertake the construction of three new generation facilities for FONINVEMEM. The first two plants started operations using gas turbines in 2008, with 1,125 MW of aggregate capacity, and combined cycles as of March 2010, with an additional 572 MW. The total aggregate capacity of these units is 1,697 MW (848 MW for Manuel Belgrano and 849 MW for San Martín). We expect that the third plant will start open cycle operations in mid-2015 (with an installed capacity of 550 MW) and in combined cycle in the beginning of 2016 (with a total installed capacity of 800 MW).

Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas and without considering the hydrological conditions of rivers and reservoirs or the use of more expensive fuels, have led to the lack of investment in the electric power sector. (See “Item 4. Operation of the Company— B. Business Overview — Electricity Industry Regulatory Framework” for further detail). In addition, from 2002, the Argentine government has taken an active role in controlling the supply of fuel to the electricity generation sector.

In March 2013, the government intervened with the fuel markets through the Resolution 95/2013. CAMMESA (the electric market operator) is now responsible of the supply and commercial management of fuels for electric generation purposes.

As of December 31, 2013, Endesa Costanera’s installed capacity accounted for 7.4% of the total installed capacity in the Argentine NIS. Endesa Costanera’s second combined-cycle plant can operate with either natural gas or diesel. Our 1,138 MW steam turbine power plant also can operate with either natural gas or fuel oil.

El Chocón accounted for 4.2% of the installed capacity in the Argentine NIS as of December 31, 2013. El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate of 1,328 MW of installed capacity. The larger of the two facilities for which El Chocón has a concession of 1,200 MW of installed capacity is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine NIS major peak suppliers. Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity. In November 2008, we finished construction work on the Arroyito dam, and increased the elevation of the reservoir water level, that allows releasing water at an additional 1,150 m3/sec, for a total of 3,750 m3/sec. The additional energy (69 GWh per year) was sold on the spot market until April 2009 and under the “Energy Plus” program thereafter. The Energy Plus program is the offer of new electricity capacity to supply the electricity demand growth, on top of the demand level for electricity in 2005. (For details on Energy Plus, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework — Argentina”).

We began including Dock Sud’s installed capacity as of April 1, 2013, which accounted for 2.8% of the total installed capacity in the Argentine NIS. Dock Sud was contributed to us on March 28, 2013 as part of our capital increase. Dock Sud’s combined-cycle plant is composed of three generation units with a total installed capacity of 798 MW and can use either natural gas or diesel as fuel. Dock Sud’s two gas turbine units have 72 MW of installed capacity.

For information on the installed generation capacity for each of the Company’s Argentine subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment” — Property, Plant and Equipment of Generating Companies”.

Our total generation in Argentina reached 14,422 GWh in 2013. Our generation market share was approximately 11.1% of total electricity production in Argentina during 2013, according to CAMMESA.

Hydroelectric generation in Argentina accounted for nearly 16.1% of our total generation in 2013. This was due to the restrictions of the operation of El Chocón that were imposed by CAMMESA and the dry conditions for the Limay River andfor the Collón Curá River, which are the main tributaries of El Chocón. Due to the drought in 2013, the region received around 83% of its historic average rainfall.

Generation by type and subsidiary is shown in the following table:

ELECTRICITY GENERATION IN ARGENTINA (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (El Chocón)	2,317	16.1	2,801	24.8	2,404	22.4
Thermal generation (Endesa Costanera and Dock Sud) (2)	12,105	83.9	8,406	75.2	8,308	77.6

Total generation	14,422	100.0	11,207	100.0	10,713	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.
(2)	Since April 2013, includes Dock Sud’s thermal generation in addition to Endesa Costanera’ thermal generation.

The following table sets forth our electricity generation and purchases in Argentina:

ELECTRICITY GENERATION AND PURCHASES IN ARGENTINA (GWh)

	Year ended December 31,
	2013		2012		2011
	(GWh)%		(GWh)%		(GWh)%
Electricity generation (2)	14,422	87.2	11,207	94.6	10,713	94.1
Electricity purchases	2,126	12.8	645	5.4	668	5.9

Total	16,549	100.0	11,852	100.0	11,381	100.0

(1)	Includes Dock Sud’s electricity generation and purchases since April 2013.
(2)	Figures may differ from those previously reported, as the current figures are shown net of all losses.

The distribution of electricity sales in Argentina by customer segment and per subsidiary is shown in the following tables:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year ended December 31,
	2013(1)		2012		2011
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	2,225	13.4	2,155	18.2	2,145	18.8
Non-contracted sales	14,324	86.6	9,696	81.8	9,236	81.2

Total electricity sales	16,549	100.0	11,852	100.0	11,381	100.0

(1)	Includes Dock Sud’s sales since April 2013.

ELECTRICITY SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year ended December 31,
	2013	2012	2011
Endesa Costanera	8,962	8,655	8,493
El Chocón	3,392	3,197	2,888
Dock Sud (1)	4,195	—	—

Total	16,549	11,852	11,381

(1)	Includes Dock Sud’s sales since April 2013.

In March 2013, the government intervened in the commercial market for energy, except with respect to the “Energy Plus” program through the one-time application of Resolution 95/2013. CAMMESA (the electric market operator) is now responsible for the administration of contracts with end customers, except for contracts under the “Energy Plus” program. The resolution defined a transition period in which the electricity generating companies will continue managing the contracts until their expiration date.

At the end of 2013, Endesa Costanera was serving customers under 24 contracts. Endesa Costanera has no contracts with distribution companies.

The following table sets forth Endesa Costanera’s sales to its largest unregulated customers for each of the periods indicated:

ENDESA COSTANERA’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2013		2012		2011
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales
Cencosud (Cemsa) (1)	42	7.2	78	9.2	73	9.9
Transclor (Cemsa) (1)	41	7.0	67	8.0	61	8.3
Peugeot (Cemsa) (1)	24	4.1	42	5.0	31	4.2
Hipermercado Libertad	40	6.9	23	2.7	—	—
Rasic Hnos.	25	4.2	41	4.8	39	5.3
YPF (Cemsa) (1)	—	—	145	17.1	152	20.6
Solvay	—	—	—	—	23	3.1

Total sales to our largest unregulated customers	173	29.3	395	46.8	379	51.4

(1)	These customers do not have contracts with Endesa Costanera, but are served through Cemsa, our subsidary.

Sales to the pool market amounted to 8,373 GWh in 2013.

In January 2013, El Chocón had 17 contracts with unregulated customers. Some of these contracts expired during the year and were not renewed. As a result, El Chocón had eight unregulated customers at the end of 2013. El Chocón has two contracts under the “Energy Plus” program; however, it has no contracts with distribution companies.

The following table sets forth sales by volume to El Chocón’s largest unregulated customers for each of the periods indicated:

EL CHOCÓN’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2013		2012		2011
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales
Minera Alumbrera	496	43.1	499	38.1	500	35.5
Air Liquide	152	13.2	161	12.3	161	11.4
Profertil (Cemsa) (1)	96	8.3	105	8.0	113	8.0
Praxair	55	4.8	98	7.5	91	6.4
Chevron	92	8.0	87	6.6	83	5.9
Acindar (Cemsa) (1)	82	7.1	81	6.2	80	5.7

Total sales to our largest unregulated customers	972	84.6	1,031	78.6	1,028	72.9

(1)	Profertil and Acindar do not have contracts with El Chocón, but are served through Cemsa, our subsidary.

El Chocón does not have the right to terminate its operating agreement with Endesa Chile, unless Endesa Chile fails to perform its obligations under the agreement. Under the terms of the operating agreement, Endesa Chile is entitled to a fee payable in U.S. dollars based on El Chocón’s annual gross revenues, payable in monthly installments.

Beginning in April 2013, Dock Sud had 37 contracts with unregulated customers that were expiring during the year. By the end of 2013, Dock Sud had 13 contracts. Dock Sud has no contract with distribution companies.

The following table sets forth Dock Sud’s sales to its largest unregulated customers for each of the periods indicated:

DOCK SUD’S MAIN CUSTOMERS (GWh)(1)

	Year ended December 31,
	2013		2012		2011
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales
YPF	256	52.6	—	—	—	—
Total Austral S.A.	28	5.7	—	—	—	—
Transclor	21	4.2	—	—	—	—
Cencosud	20	4.2	—	—	—	—
Peugeot	18	3.8	—	—	—	—

Total sales to our largest unregulated customers	343	70.5	—	—	—	—

(1)	Consumption from April 2013 to December 2013.

Sales to the pool market amounted to 3,708 GWh in 2013.

Electricity demand throughout the Argentine NIS increased 3.2% during 2013, according to CAMMESA. Total electricity demand was 125,167 GWh in 2013, 121,237 GWh in 2012 and 116,446 GWh in 2011. Our Argentine subsidiaries compete with all the major power plants connected to the Argentine NIS. According to the installed capacity reported by CAMMESA, in the monthly report for December 2013, our major competitors in Argentina are the state controlled company Enarsa (with an installed capacity of 2,155 MW), a nuclear unit “NASA” (with an installed capacity of 1,010 MW) and the hydroelectric units Yacyretá and Salto Grande (with an aggregate installed capacity of 3,690 MW). The main private competitors are: AES Group, Sociedad Argentina de Energía S.A. (“Sadesa”), and Pampa Energía. The AES Group has eight power plants connected to the Argentine NIS with a total installed capacity of 3,224 MW (37% of which is hydroelectric). Sadesa owns a total of approximately 3,858 MW of installed capacity, the most significant of which are Piedra del Águila (with an installed capacity of 1,400 MW) and Central Puerto (a thermal facility with 1,777 MW of installed capacity). Pampa Energía, with a total installed capacity of 2,184 MW, competes against us with six power plants, of which 630 MW is hydroelectric and 1,554 MW is thermal.

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

As of December 2013, we had a total installed capacity of 987 MW in Brazil. Of this amount, 665 MW corresponds to Cachoeira Dourada and 322 MW to Endesa Fortaleza.

For information on the installed generation capacity for each of the Company’s Brazilian subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and Equipment of Generating Companies”.

Generation by type and subsidiary in Brazil is shown in the following table:

ELECTRICITY GENERATION IN BRAZIL (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (Cachoeira Dourada)	2,404	48.2	3,767	71.1	3,113	75.4
Thermal generation (Endesa Fortaleza)	2,588	51.8	1,416	28.9	1,017	24.6

Total	4,992	100.0	5,183	100.0	4,129	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.

During 2013, thermal generation represented 51.8% of total generation and hydroelectric generation represented the remaining 48.2% of our generation in Brazil. During 2013, hydrological conditions were below the historical average in the Paranaiba basin, where Cachoeira Dourada is located, with rainfall at approximately 81% of the historical average.

The portion of electricity supplied by Brazil’s own generation was 73.1% of total electricity sales, requiring 26.9% of purchases to satisfy contractual obligations to customers.

The following table sets forth our electricity generation and purchases in Brazil:

ELECTRICITY GENERATION AND PURCHASES IN BRAZIL (GWh)

	Year ended December 31,
	2013		2012		2011
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	4,992	73.1	5,183	71.1	4,129	60.5
Electricity purchases	1,835	26.9	2,108	28.9	2,699	39.5

Total (1)	6,826	100.0	7,291	100.0	6,828	100.0

(1)	Electricity generation and electricity purchases differ from electricity sales because of transmission losses, our power plant’s own consumption and technical losses have already been deducted.

Cachoeira Dourada is a hydroelectric company with ten generation units with a total installed capacity of 665 MW located in southern Brazil. Cachoeira Dourada’s market share is 0.5% of the total installed capacity of the Brazilian system. It has long-term contracts (originally seven-year terms, expiring in 2015) with 34 distribution companies due to the bids carried out for regulated customers by the Contratos de Comercialização de Energia no Ambiente Regulado (“CCEAR”). The contract sales with regulated customers in 2013 were for 1,109 GWh. Additionally, during 2013, Cachoeira had medium-term contracts (originally three to five year terms, expiring in 2014 and 2015) with 27 unregulated customers with an average duration of three years and short term contracts with 27 unregulated customers. Cachoeira’s sales to unregulated customers were 2,260 GWh.

The following table sets forth certain statistical information regarding Cachoeira Dourada’s electricity sales:

CACHOEIRA DOURADA’S ELECTRICITY SALES PER CUSTOMER SEGMENT (GWh)

	Year ended December 31,
	2013		2012		2011
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	3,369	94.5	3,801	87.5	3,307	83.0
Non-contracted sales	195	5.5	544	12.5	679	17.0

Total electricity sales	3,564	100.0	4,344	100.0	3,986	100.0

Endesa Fortaleza is wholly-owned by Endesa Brasil. Endesa Fortaleza owns a combined-cycle plant with three generation units which use natural gas. The plant is located 50 kilometers from the capital of the Brazilian state of Ceará, and it began commercial operations in 2003. Since January 2010, Endesa Fortaleza has received natural gas from the Pecem regasification terminal.

Endesa Fortaleza’s market share is 0.3% of the total installed capacity of the Brazilian system and 1.0% of the thermoelectric generators. Fortaleza has a long-term contract with Coelce which expires in 2023.

The following table sets forth certain statistical information regarding Endesa Fortaleza’s electricity sales:

ENDESA FORTALEZA’S ELECTRICITY SALES PER CUSTOMER SEGMENT (GWh)

	Year ended December 31,
	2013		2012		2011
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	2,690	82.5	2,690	91.3	2,690	94.7
Non-contracted sales	572	17.5	257	8.7	152	5.3

Total electricity sales	3,262	100.0	2,947	100.0	2,842	100.0

Operations in Colombia

Our generation operations in Colombia are carried out through Emgesa. We hold a 37.7% stake in Emgesa as of December 31, 2013, which we control and consolidate through Endesa Chile pursuant to a shareholder’s agreement. As of December 31, 2013, our Colombian subsidiary operated 29 generation units in Colombia, with a total installed capacity of 2,925 MW. Emgesa has 2,482 MW in hydroelectric plants and 444 MW in thermoelectric plants. Our hydroelectric and thermal generation plants in Colombia represent 20.0% of the country’s total electricity generation capacity as of December 2013, according to XM.

For information on the installed generation capacity for each of the Company’s Colombian subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment” — Property, Plant and Equipment of Generating Companies.

Approximately 85% of our installed capacity in Colombia is hydroelectric. As a result, our electricity generation depends on the reservoir levels and rainfall. Our generation market share in Colombia was 20.5% in 2013, 22.2% in 2012 and 20.6% in 2011, according to XM. In addition to hydrological conditions, the amount of generation depends on our commercial strategy. Companies are free to offer their electricity at prices driven by market conditions and are dispatched by a centralized operating entity to generate according to the prices offered, as opposed to being dispatched according to the operating costs, as in other countries in which we operate.

During 2013, thermal generation represented 7.6% of total generation and hydroelectric generation represented the remaining 92.4% of our generation in Colombia. During 2013, hydrological conditions were below the historical average in Colombia, with rainfall around 91% of the historical average. For Emgesa, the flows in the Guavio River Basin were 84% of average and the flows in the Magdalena River (Betania) were 89% of average while the flows in the and Bogotá River (Cadena Nueva) were 132% of average according to XM. The poor hydrological condition affected Emgesa’s generation which was lower by 6.8% compared to 2012.

Generation by type in Colombia is shown in the following table:

ELECTRICITY GENERATION IN COLOMBIA (GWh) (1)

	Year ended December 31,
	2013		2012 (1)		2011 (1)
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	11,784	92.4	12,649	95.5	11,613	96.4
Thermal generation	964	7.6	602	4.5	438	3.6

Total generation	12,748	100.0	13,251	100.0	12,051	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.

During 2013, Emgesa used 465 kilotons of coal for its coal-fired plants, which were obtained from over 20 local suppliers. The local coal price has remained below the export price as high transport costs make it difficult for domestic coal to compete in the export market. This trend is expected to continue in the Colombian coal market.

During 2013, Emgesa also entered into a fuel oil supply agreement with Esapetrol, which complemented the existing oil supply contracts with Petromil and Biomax. We believe this will ensure Emgesa has access to a reliable supply of fuel oil for the Cartagena power plant.

The following table sets forth our electricity generation and purchases in Colombia:

ELECTRICITY GENERATION AND PURCHASES IN COLOMBIA (GWh) (1)

	Year ended December 31,
	2013		2012 (1)		2011 (1)
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	12,748	78.6,	13,251	80.8	12,051	79.2
Electricity purchases	3,461	21.4	3,153	19.2	3,163	20.8

Total (2)	16,209	100.0	16,404	100.0	15,215	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.
(2)	Electricity generation plus electricity purchases differ from electricity sales because of consumption by the pumps for the Muña reservoir.

The only interconnected electricity system in Colombia is the National Interconnected System (Sistema Interconectado Nacional, the “Colombian NIS”). Electricity demand in the Colombian NIS increased 2.6% during 2013. Total electricity consumption was: 60,890 GWh in 2013, 59,370 in 2012 and 57,150 GWh in 2011.

The generation in Colombia’s electricity market has been affected by an agreement with Ecuador to provide an interconnection between the electricity systems of Colombia and Ecuador. During 2013, Colombian electricity generators sold 662 GWh of electricity to Ecuadorian customers.

In addition, Colombia has interconnection links with Venezuela that operate under exceptional circumstances as needed by either of the two countries. In early April 2011, Colombia and Venezuela signed an agreement to supply energy to Venezuela as part of the normalization of commercial relations. The agreement also includes the import of gasoline and diesel from Venezuela. The total energy exported was 715 GWh in 2013.

The distribution of our electricity sales in Colombia by customer segment is shown in the following table:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2013		2012		2011
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	11,567	71.9	11,719	71.9	10,544	69.8
Non-contracted sales	4,523	28.1	4,585	28.1	4,568	30.2

Total electricity sales	16,090	100.0	16,304	100.0	15,112	100.0

During 2013, Emgesa served customers under an average of 798 contracts, serving 440 unregulated customers and 13 distribution and trading companies. Emgesa’s sales to our distribution company, Codensa, accounted for 36.7% of our total contracted sales in 2013. Electricity sales to the five largest unregulated customers represented 5.9% of total contracted sales.

The following table sets forth our sales by volume to our largest distribution customers in Colombia for the last three years:

MAIN DISTRIBUTION AND TRADING CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2013		2012		2011
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales
Codensa (Enersis)	4,236	36.7	5,016	42.8	5,035	47.8
Electrificadora del Caribe (Electrocaribe)	2,262	19.6	371	3.2	360	3.4
Cía. Energética del Tolima (Enertolima)	498	4.3	—	—	—	—
Electrificadora de Boyacá (EBSA)	320	2.8	—	—	—	—
Empresas Públicas de Medellín (EPM)	249	2.1	806	6.9	760	7.2
Empresa de Energía de Cundinamarca (EEC) (Enersis)	241	2.1	235	2.0	266	2.5
Centrales Eléctricas del Norte de Santander (CENS)	125	1.1	573	4.9	152	1.4
Electrificadora de Santander	39	0.3	373	3.2	47	0.4
Electrificadora del Huila	80	0.7	—	—	—	—
Electrificadora del Meta (Meta)	0	0	—	—	—	—

Total sales to our largest distribution customers	8,050	69.7	7,375	62.9	7,118	67.4

Our most important competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín (with an installed capacity of 3,251 MW) and Isagen (with an installed capacity of 2,182 MW). We also compete with the following private sector companies in Colombia: Chivor (with an installed capacity of 1,000 MW), which is owned by Gener; Colinversiones (with an installed capacity of 1,982 MW), which includes Termoflores and Epsa; and Gecelca (with an installed capacity of 1,207 MW).

Operations in Peru

Through our subsidiaries Edegel and EEPSA (since April 2013), we operate a total of 27 generation units in Peru, with a total installed capacity of 1,842 MW. As of December 31, 2013. Edegel owns 18 hydroelectric units, with a total installed capacity of 750 MW. The company has six thermal units, which represent the remaining 790 MW of total installed capacity of Edegel. EEPSA owns three thermal units with a total installed capacity of 302 MW. During October 2013, the TG 7 unit of Santa Rosa in Peru was decommissioned. Our hydroelectric and thermal generation plants in Peru represent 23.6% of the country’s total electricity generation capacity according to the information reported in December 2013 by Osinergmin.

For information on the installed generation capacity for each of the Company’s power plants in Peru, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and Equipment of Generating Companies”.

Generation by type in Peru is shown in the following table:

ELECTRICITY GENERATION IN PERU (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (Edegel)	4,474	52.7	4,428	51.7	4,528	50.4
Thermal generation (Edegel and EEPSA) (2)	4,014	47.3	4,141	48.3	4,452	49.6

Total generation	8,489	100.0	8,570	100.0	8,980	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.
(2)	Includes EEPSA’s generation since April 1, 2013. Before April 1, 2013, the thermal generation refers only to Edegel.

In 2013, we generated 22.2% of total electricity production in Peru according to COES.

Hydroelectric generation represented 52.7% of our Peruvian generation subsidiaries total production in 2013. For Edegel, all hydrological contributions were above their historical average in 2013. In the Rimac River Basin (Huinco, Matucana, Callahuanca, Moyopampa, Huampaní) hydrological contributions were 114%; in the Tulumayo River (Yanango) hydrological contributions were 112%; and in the Tarma River (Chimay) hydrological contributions were 118% according to COES, the operator of the Peruvian system.

The portion of electricity supplied by our Peruvian generation subsidiaries’ own generation was 89.4% of total electricity sales, requiring 10.6% of purchases to satisfy contractual obligations to customers.

Edegel has long-term gas supply, transportation and distribution contracts for its Ventanilla and Santa Rosa facilities. It has also signed firm transport capacity transfer agreements with other generators, which allows them to trade firm transport capacity to operate as indicated for the COES (the electric market operator) and optimize the use of the natural gas transport system.

The following table sets forth our electricity generation and purchases in Peru:

ELECTRICITY GENERATION AND PURCHASES IN PERU (GWh) (1)

	Year ended December 31,
	2013(2)		2012(1)		2011(1)
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	8,489	89.4	8,570	89.4	8,980	95.0
Electricity purchases	1,009	10.6	1,018	10.6	469	5.0

Total	9,497	100.0	9,587	100.0	9,450	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.
(2)	Includes EEPSA’s electricity generation and purchases since April 2013.

The Peruvian National Interconnected Electric System (Sistema Eléctrico Interconectado Nacional, “SEIN”) is the only interconnected system in Peru. Electricity sales in the SEIN increased 5.9% during 2013 compared to 2012, reaching total annual sales of 35,632 GWh.

The distribution of Edegel’s electricity sales by customer segment is shown in the following table:

EDEGEL’S ELECTRICITY SALES PER CUSTOMER SEGMENT (GWh)

	Year ended December 31,
	2013		2012		2011
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales (1)	7,892	88.6	9,092	94.8	8,632	91.3
Non-contracted sales	1,011	11.4	495	5.2	818	8.7

Total electricity sales	8,903	100.0	9,587	100.0	9,450	100.0

(1)	Includes sales to distributors without contracts.

Edegel’s electricity sales in 2013 decreased 7.1% compared with 2012 mainly due the expiration of contracts, which is reflected in the lower contracted sales. During 2013, Edegel had nine regulated customers and 14 unregulated customers. Sales to unregulated customers represented 42.2% of Edegel’s total contracted sales in 2013.

During 2011, Luz del Sur carried out a long-term tender process for 2018-2027, with an energy requirement of approximately 2,500 GWh per year. An amount of 2,245 GWh was granted to Cerro del Águila, Celepsa, Egesur, Enersur and Fenix. The remaining unallocated amount of 255 GWh was declared void.

During 2012, Edelnor carried out a long-term tender process for 2016-2027, with an energy requirement of approximately 990 GWh per year. The contracts were granted to EEPSA (12.5%), Egejunin (1.8%), Edegel (42.3%), Fenix (24.9%) and Kallpa (18.5%).

In 2013, there were no long-term tenders in Peru.

The following table sets forth our sales by volume to our largest customers of Edegel for each of the periods indicated:

EDEGEL’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2013		2012		2011
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales
Distribution companies:
Edelnor (Regulated) (1) (2)	2,455	31.1	3,130	34.4	4,173	48.3
Luz del Sur (Regulated) (1)	1.250	15.8	1,917	21.1	1,539	17.8
ElectroSur (3)	367	4.7	362	4.0	—	—
Seal	237	3.0	—	—	99	1.1
Hidrandina (3)	92	1.2	573	6.3	—	—

Total sales to our largest distribution companies	4,401	55.8	5,981	65.8	5,811	67.2

Unregulated customers:
Refinería Cajamarquilla	1,341	17.0	1,332	14.6	1,320	15.3
Antamina	912	11.6	889	9.8	708	8.2
SN Power	349	4.4	—	—	—	—
Siderúrgica del Peru	322	4.1	3.9	3.4	288	3.3
Creditex	83	1.0	72	0.8	78	0.9

Total sales to our largest unregulated companies	3,006	38.1	2,601	28.6	2,394	27.7

Total sales to our largest customers	7,407	93.9	8,583	94.4	8,205	94.9

(1)	The figures for Edelnor and Luz del Sur represent sales under bilateral contracts with Edegel only, and not withdrawals of these companies assigned to Edegel for non contract-related consumption. The energy sold to these distributors includes the amount granted to Edegel in the bids realized since 2006.
(2)	Edelnor reduced its consumption in 2013 compared to 2012 due to the reduction in the dispatch of two contracts.
(3)	Hidrandina and ElectroSur have been customers since 2012. Edegel entered into bilateral contracts with each customer at the bar price between January 2012 and December 2012 and between January 2012 and December 2013, respectively.

EEPSA has five long term “wet” gas sale and purchase agreements, under which EEPSA purchases “wet” gas which is used for electric generation purposes at its Malacas Power Plant and sells “dry” gas to Talara refinery (owned by Petroperu, the Peruvian NOC) through a supply agreement. To satisfy those needs of “dry” gas, EEPSA has an agreement with Pariñas Processing Plant, which allows EEPSA to convert wet gas into dry gas and also recover natural gas liquids, which are shared with Pariñas Processing Plant.

EEPSA’s electricity sales between April and December 2013, where all contracted. EEPSA had contracts with three regulated customers and three unregulated customers. Sales to unregulated customers represented 93.5% of EEPSA’s total contracted sales.

EEPSA’s ELECTRICITY SALES PER CUSTOMER SEGMENT (GWh)

	Year ended December 31,
	2013(1)		2012		2011
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales (2)	594	100	—	—	—	—
Non-contracted sales	—	—	—	—	—	—

Total electricity sales	594	100.0	—	—	—	—

(1)	From April to December 2013.
(2)	Includes sales to distributors without contracts.

The following table sets forth EEPSA’s largest customers:

EEPSA’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2013(1)		2012		2011
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales
Distribution companies:
Luz del Sur	436	73.4	—	—	—	—
Edelnor	113	19.0	—	—	—	—

Total sales to our largest distribution companies	548	92.3	—	—	—	—

(1)	From April to December 2013

Our most important competitors in Peru are Enersur (GDF-Suez group, with an installed capacity of 1,264 MW); Electroperú (a state-owned competitor, with an installed capacity of 902 MW); Kallpa (Inkia Energy group, with an installed capacity of 861 MW); and Egenor (Duke Energy group, with an installed capacity of 622 MW).

Electricity Transmission Business Segment

CIEN

CIEN is wholly-owned by Endesa Brasil, and we hold an 83.5% economic interest in CIEN. CIEN consolidates CTM and TESA, which operate the Argentine side of the interconnection line between Argentina and Brazil. In 2013, CIEN represented 1.1% of our operating revenues and 1.9% of our operating income, both before consolidation adjustments. Since April 2011, CIEN has been recognized by the local authority as a “regulatory asset” and therefore is a participant in the basic Brazilian grid. Therefore, it is entitled to receive fixed payments called Permitted Annual Compensation (RAP).

CIEN allows for the energy integration of Mercosur and the import and export of electricity between Argentina, Uruguay and Brazil. It has two transmission lines covering a distance of 500 kilometers between Rincón in Argentina and the Santa Catarina substation in Brazil, and a total installed capacity of 2,100 MW. CIEN operates each transmission line under a 30-year concession granted by the Brazilian government that will be in force until 2020 and 2022 respectively. Its subsidaries, CTM and TESA, have concessions for 87 and 85 years, respectively, and both expire in 2087.

Electricity Distribution Business Segment

Our electricity distribution business is conducted in Chile through Chilectra, in Argentina through Edesur, in Brazil through Ampla and Coelce, in Colombia through Codensa, and in Peru through Edelnor. For the year ended December 31, 2013 electricity sales increased by 4% compared to 2012 , totaling 75,443 GWh. For more information on energy sales by our distribution subsidiaries for the last five fiscal years, see “Item 3. Key Information — A. Selected Financial Data”. Currently, Chilectra is the technical operator of Edesur, Edelnor, Ampla and Coelce, but does not receive operator fees.

Until December 31, 2012, jointly controlled companies were consolidated using the proportionate consolidation method. Commencing January 1, 2013, we began recording these jointly controlled companies using the equity method, as required by IFRS 11, Joint Arrangements. In the distribution business, the application of IFRS 11 requires the retrospective exclusion of EEC from our 2012 and 2011 consolidated financial statements. As a result, the data presented in this Report excludes the proportional data for EEC that was previously reported.

Chilectra

Chilectra is one of the largest electricity distribution companies in Chile in terms of the number of the regulated customers, distribution assets and energy sales. Our economic interest in Chilectra is 99.1%. Chilectra operates in a concession area of 2,118 square kilometers, under an indefinite concession granted by the Chilean government. Chilectra transmits and distributes electricity in 33 municipalities of the Santiago metropolitan region. Its service area is defined primarily as a high density area under the Chilean tariff regulations governing electricity distribution companies and includes all residential, commercial, industrial, governmental, and toll customers. The Santiago metropolitan region, which is the capital of Chile, is the country’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country. As of December 31, 2013, Chilectra distributed electricity to approximately 1.7 million customers. Chilectra also has direct equity stakes in foreign distribution subsidiaries controlled by us. Chilectra’s energy losses were 5.3% in 2013, compared to 5.4 % in 2012. This decrease in energy losses is due to the effectiveness of energy loss plans focused on technical inspections and loss management, among other initiatives.

For the fiscal year ended December 31, 2013, residential, commercial, industrial and other customers, who are primarily public and municipal, represented 27%, 31%, 19% and 24%, respectively, of Chilectra’s total energy sales of 15,152 GWh, which is an increase of 4.9% in comparison with 2012.

The following table sets forth Chilectra’s principal operating data for each of the periods indicated.

	Year ended December 31,
	2013	2012	2011
Electricity sales (GWh)	15,152	14,445	13,697
Residential	4,048	3,778	3,520
Commercial	4,639	4,212	3,683
Industrial	2,903	3,061	3,091
Other customers (1)	3,562	3,394	3,402
Number of customers (thousands)	1,694	1,659	1,638
Residential	1,516	1,489	1,471
Commercial	132	127	126
Industrial	12	12	11
Other customers	34	31	30
Energy purchased (GWh) (2)	16,002	15,264	14,488
Total energy losses (%) (3)	5.3%	5.4%	5.5%

(1)	The data for other customers includes tolls.
(2)	During 2013, 29.4% of electricity purchased was acquired from Endesa Chile, 33% in 2012, and 37% in 2011.
(3)	Electricity losses are calculated as the percent difference between electricity purchased and electricity sold (GWh) within a given period. Losses in distribution arise from illegally tapped lines as well as technical failures.

As of December 31, 2013, Chilectra’s principal unregulated customers are (ordered alphabetically): Aguas Andinas S.A., Cencosud, CGE Distribución S.A., El Mercurio S.A, Empresa Eléctrica de Colina Limitada (a related company), Esco Elecmetal, Etp Metro S.A., Gerdau Aza S.A., Goodyear Chile S.A.C.I., Linde Gas Chile S.A. (formerly Aga S.A.), Mall Plaza S.A., Nestlé Chile S.A, Praxair Chile S.A., Sca Chile S.A. (formerly Papeles Industriales S.A.), Telefónica Chile S.A. and Walmart Chile S.A.

Chilectra’s 2013 collection rate was 99.85%, compared to 101.20% in 2012, principally due to a deterioration in the residential customer segment. Chilectra’s 2012 collection rate was over 100% due to the collection of unpaid bills from previous years.

For the supply to regulated distribution customers, Chilectra submitted bids in November 2006, July 2007 and March 2008, allocating 100% of the power requirements tendered from 2010 to 2025. Prices obtained by Chilectra as part of these tenders are consistent with the system’s long-term expansion technology and prices are indexed to the CPI and the price of coal and LNG. During 2010, Chilectra submitted bids allocating 75% of the power requirements tendered from 2014 to 2029. A bidding process was held in 2013 and Chilectra was allocated 78% of its energy requirements, allowing Chilectra to meet the expected demand of its regulated customers through 2015. In 2014, a new bidding process is expected. If Chilectra is successful in being awarded this 2014 bid, Chilectra expects to meet the demand of its regulated customers from 2016 through 2018.

On April 2, 2013, lower distribution tariffs for Chilectra were published due primarily to efficiency gains. The tariffs have decreased by 4.5%, with retroactive application from November 2012.

Edesur

Edesur is the second largest electricity distribution company in Argentina in terms of energy purchases after Edenor, an unrelated company. Our economic interest in Edesur is 71.6% . Edesur operates in a concession area of 3,309 square kilometers. Edesur distributes electricity in the south-central part of the greater Buenos Aires metropolitan area, under a 95-year concession granted by the Argentine government that will be in force until 2087. Its service area comprises the major business district of Buenos Aires and several residential areas of the southern part of Buenos Aires. As of December 31, 2013, Edesur distributed electricity to 2.4 million customers. Residential, commercial, industrial and other customers, primarily public and municipal, represented 43%, 24%, 8% and 24%, respectively, of Edesur’s total energy sales. It had energy losses of 10.8% in 2013, compared to 10.6% in 2012.

The following table sets forth Edesur’s principal operating data for each of the periods indicated.

	Year ended December 31,
	2013	2012	2011
Electricity sales (GWh)	18,137	17,738	17,233
Residential	7,845	7,570	7.274
Commercial	4,432	4,540	4.437
Industrial	1,420	1,370	1.364
Other customers (1)	4,440	4,258	4.158
Number of customers (thousands)	2,444	2,389	2.389
Residential	2,140	2,086	2,088
Commercial	270	269	266
Industrial	23	23	25
Other customers	11	11	10
Energy purchased (GWh) (2)	20,334	19,842	9,255
Total energy losses (%) (3)	10.8%	10.6%	10.5%

(1)	The figures for other customers include tolls.
(2)	Edesur purchased all of its energy from CAMMESA, the governmental agency that regulates and acts as an intermediary between generation and distribution.
(3)	Energy losses are calculated as the percent difference between energy purchased and energy sold (GWh) within a given period. Losses in distribution arise from illegally tapped energy as well as technical failures.

As of December 31, 2013, Edesur’s principal unregulated customers are (ordered alphabetically): Abbott Laboratories ARG. S.A, American Express, Arcor, Cencosud S.A, Gas Lanus S.A, Jumbo Retail S.A, Metalcris S.A, Nextel Communications Arg. S.R.L, Petrobras Energía S.A, Pfizer S.R.L, Pluspetrol S.A, Praxair Arg. S.R.L, Telefónica Argentina S.A. and Walmart Arg.

Edesur’s 2013 collection rate was 100.36%, compared to 99.32%, in 2012, principally as a result of improvements in the residential customers segment. The 2013 collection rate was more than 100% due to the collection of unpaid bills from previous years.

As result of the applications of the Resolution ENRE 347/2012, Edesur has a trust that amounts Ar$ 440 million annually.

Secretariat of Energy Resolution 250/2013 requires that Edesur desist from all legal actions against the government for not implementing Mecanismo de Monitoreo de Costos (“MMC” in its Spanish acronym) and the Integral Tariff Revision. On November 6, 2013, the Secretariat of Energy published Note 6852, which authorizes Edesur to be compensated by the MMC for debt generated as a result of the Energy Efficiency Program (“Puree” in its Spanish acronym) for the period of March through September 2013. Total compensation for the period ended September 30, 2013 amounted Ar$ 2,902 million. ENRE published Resolution 336/2012 on November 19, 2012 to impose extraordinary penalties on Edesur for the blackouts in Edesur’s concession area between October 29, 2012 and November 14, 2012 (including the blackouts in Buenos Aires on November 7, 2012 and outages caused by storms on October 29 and November 9, 2012). As part of the penalties, Edesur must provide credits to the customers affected by the blackouts. These penalties are estimated to be approximately Ar$ 51.4 million for Edesur. Due to the supply cuts that affected Buenos Aires from December 16, 2013 through January 2014, ENRE issued the Resolution ENRE 1/2014, that defines the extraordinary penalties that Edesur must pay to the affected customers during the blackout. As of December 2013, Edesur recorded Ar$ 238.8 lower income for this reason, although the final amount of penalties is under revision. For more details, please refer to “Electricity Industry Regulatory Framework — Argentina — Regulation of Distribution Companies — Incentives and penalties”, below.

Ampla

Ampla is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil in terms of the number of customers and annual energy sales. As of December 31, 2013, we owned a 91.6% economic interest in Ampla. Ampla is engaged mainly in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.7 million customers in a concession area of 32,615 square kilometers, with an estimated population of 8.0 million. Ampla operates under a 30-year concession granted by the Brazilian government and it will remain in force until December 2026. As of December 31, 2013, residential, commercial, industrial and other customers represented 41%, 19%, 8% and 32%, respectively, of Ampla’s total sales of 11,049 GWh. As of December 31, 2013, Ampla’s energy losses were 19.8%, compared to 19.6% in 2012.

The following table sets forth Ampla’s principal operating data for each of the periods indicated.

	Year ended December 31,
	2013	2012	2011
Electricity sales (GWh)	11,049	10,816	10,223
Residential	4,512	4,359	3,908
Commercial	2,133	2,133	1,861
Industrial	918	1,011	1,177
Other customers (1)	3,486	3,313	3,277
Number of customers (thousands)	2,801	2,712	2,644
Residential	2,536	2,451	2,385
Commercial	171	168	168
Industrial	5	5	5
Other customers	89	88	86
Energy purchased (GWh) (2)	13,770	13,458	12,725
Total energy losses (%) (3)	19.8%	19.6%	19.7%

(1)	The data for other customers includes tolls.
(2)	During 2013, 0.4% of the electricity purchased was acquired from Endesa Fortaleza and/or Cachoeira Dourada, 0.5% in 2012 and 0.6% in 2011.
(3)	Electricity losses are calculated as the percent difference between electricity purchased and electricity sold (GWh) within a given period. Losses in distribution arise from illegally tapped lines as well as technical failures.

Ampla’s 2013 collection rate was 99.43%, compared to 97.80% in 2012, due principally to the significant improvement in the municipal and residential segments.

As of December 31, 2013, Ampla’s main unregulated customers are (ordered alphabetically): Lafarge Brasil, Michelin, Petrobras, Peugeot, Quattor Petroquimica, Rio Polimeros S.A, Volkswagen and Votorantim. Ampla’s 2013 collection rate was 99.43%, compared to 97.80% in 2012. This is due principally to significant improvements in the municipal and residential segments.

On January 24, 2013, ANEEL’s extraordinary tariff review under Law 12,783/2013 led to a 20% tariff reduction for Ampla’s regulated customers.

On March 8, 2013, Presidential Decree 7.945/2013 authorized the pass-through of federal resources to distributors, through the CDE or an energetic development account, in order to partially offset costs of electricity generation due to the drought. During 2013, Ampla received Ch$ 82 billion. On March 7, 2014, Presidential Decree 8.203/2014, as did the previous Decree 7.945/2013, permitted the CDE to reimburse additional costs that distribution companies incurred. The decree allows the Brazilian Treasury to allocate funds to the CDE. For January 2014, Ampla received Ch$ 14.1 billion pursuant to the decree.

Under its concession, Ampla is subject to comprehensive tariff reviews every four years and yearly tariff reviews. Ampla’s last applicable annual tariff adjustment was on April 15, 2013, which applied retroactively from March 15, 2013, and led to an average increase of 12.1% as a result of a change in inflation and energy costs, in addition to the sector charges and subsidies. The last comprehensive tariff review was in 2009, and Ampla is currently undergoing a comprehensive review, which is expected to conclude on April 8, 2014, with retroactive effect to March 15, 2014.

Coelce

As of December 31, 2013, we held a 49.2% economic interest in Coelce, the sole electricity distributor in the State of Ceará in northeastern Brazil. Coelce serves over 3.5 million customers within a concession area of 148,825 square kilometers, under a 30-year concession granted by the Brazilian government, which will remain in force until May 2028. Residential, commercial, industrial and other customers represented 35%, 18%, 11% and 36%, respectively, of Coelce’s total energy sales. As of such date, Coelce’s energy losses were 12.5%, compared to 12.6% in 2012.

The following table sets forth Coelce’s principal operating data for each of the periods indicated.

	Year ended December 31,
	2013	2012	2011
Electricity sales (GWh)	10,718	9,878	8,970
Residential	3,703	3,327	3,053
Commercial	1,951	1,834	1,679
Industrial	1,169	1,188	1,278
Other customers (1)	3,895	3,527	2,960
Number of customers (thousands)	3,500	3,338	3,224
Residential	2,720	2,426	2,360
Commercial	223	169	164
Industrial	7	6	6
Other customers	550	737	694
Energy purchased (GWh)	12,246	11,300	10,183
Total energy losses (%) (2)	12.5%	12.6%	11.9%

(1)	The data for other customers includes tolls. During 2013, 22.0% of the electricity purchased was acquired from Endesa Fortaleza, 24% in 2012 and 26% in 2011.
(2)	Electricity losses are calculated as the percent difference between electricity purchased and electricity sold (GWh) within a given period. Losses in distribution arise from illegally tapped lines as well as technical failures.

As of December 31, 2013, Coelce’s main unregulated customers are (ordered alphabetically): Ancora, Carrefour, Companhia Brasilera Distribuição, Durametal, Gerdau, Lojas, Mecesa, Petrobras, Telemar Norte e Leste, Vicunha Textil and Votorantim.

Coelce’s 2013 collection rate was 100.74% compared to 99.48% in 2012, and was due principally to improvements in all customer segments. The 2013 collection rate was more than 100% due to the collection of unpaid bills from previous years.

Under its concession, Coelce is subject to tariff reviews every four years. Coelce’s ordinary tariff reviews should have been introduced in 2011. However, rates remained unchanged due to the uncertainty of the new methodology to be applied. With the publication of the new methodology, on April 22, 2012, Coelce received both the annual adjustment and a tariff review retroactive to April 2011. The ordinary tariff review stated that Coelce should return the additional income that was received between April 2011 and April 2012, a period in which the reviewed tariff was not applied, through a lower annual tariff adjustment in 2013 and 2014.

After the ruling of the Brazilian court, in June 2012, ANEEL was forced to accept the new tariffs, including the application of fiscal incentives granted to companies in the area of SUDENE (Superintendency of the Development of Northeast).This led to a 0.85% increase in customers’ tariffs.

On January 24, 2013, ANEEL’s extraordinary tariff review under Law 12,783/2013 led to a 20% tariff reduction for Coelce’s regulated customers.

On March 8, 2013, Presidential Decree 7.945/2013 authorized the pass-through of federal resources to distributors, through the CDE or an energetic development account, in order to partially offset costs of electricity generation due to the drought. During 2013, Coelce received an additional Ch$ 39 billion. On March 7, 2014, Presidential Decree 8.203/2014, as did the previous Decree 7.945/2013, permitted the CDE to reimburse additional costs that distribution companies. The decree allows the Brazilian Treasury to allocate funds to the CDE. For January 2014, Coelce received Ch$ 4.5 billion pursuant to the decree.

Under its concession, Coelce is subject to comprehensive tariff reviews every four years and yearly tariff reviews. Coelce’s last applicable annual tariff adjustment was on April 22, 2013, and led to an average increase of 3.5% as a result of a change in inflation and energy costs, among others, which includes the returned revenues from the delayed application of the 2011 comprehensive tariff review.

As of the date of this Report, Enersis owns 74.0% of Coelce after a voluntary tender offer in which we acquired an additional 15.1% of the shares. See “Item 4A – Recent Developments”.

Codensa

As of December 31, 2013, we held a 48.4% economic interest in Codensa. Codensa is an electricity distribution company that serves a concession area of 14,087 square kilometers in Bogotá and 103 other municipalities in the provinces of Cundinamarca, Tolima and Boyacá. More than 9.6 million people live in Codensa’s service area, where it serves approximately 2.7 million customers. According to Colombian law, since no concessions are granted, an administrative authorization is required to provide the distribution service. In the case of Codensa, the authorization is of indefinite duration.

Since 2001, Codensa only services regulated customers. The unregulated market is serviced directly by our generation company, Emgesa, with the exception of the public lighting in Bogotá. In 2013, Codensa had energy losses of 7.0%, compared to 7.3% in 2012. On September 25, 2012, CREG established the energy losses target of 9.61% that will be recognized in Codensa´s distribution tariff for the next five years.

The following table sets forth the primary indicators of Codensa for each of the periods indicated.

	Year ended December 31,
	2013	2012	2011
Electricity sales (GWh)	13,342	12,972	12,552
Residential	4,491	4,423	4,367
Commercial	2,152	2.114	2,045
Industrial	862	897	886
Other customers (1)	5,837	5,538	5,254
Number of customers (thousands)	2,687	2,588	2,496
Residential	2,381	2,289	2,207
Commercial	259	252	244
Industrial	44	43	41
Other customers	3	4	4
Energy purchased (GWh) (2)	14,351	13,995	13,612
Total energy losses (%) (3)	7.0%	7.3%	7.8%

(1)	The data for other customers includes tolls.
(2)	During 2013, 41.3% of the electricity purchased was acquired from Emgesa, 41% in 2012 and 57% in 2011.
(3)	Electricity losses are calculated as the percent difference between electricity purchased and electricity sold (GWh) within a given period. Losses in distribution arise from illegally tapped lines as well as technical failures.

As of December 31, 2013, Codensa’s only unregulated customer was Alumbrado Público Distrito Capital Bogotá.

Codensa’s 2013 collection rate was 99.90% compared to 101.29% in 2012, due principally to decreases in collection in the government segment. The 2012 collection rate was more than 100% due to the collection of unpaid bills from previous years.

Codensa’s ordinary tariff review is currently in progress and it is expected to conclude during 2014.

Edelnor

As of December 31, 2013, we owned a 75.5% economic interest in Edelnor, our Peruvian electricity distribution company. Edelnor operates in a concession area of 1,517 square kilometers under an indefinite concession granted by the Peruvian government. Edelnor has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, some provinces of the Lima region, such as Huaral, Huaura, Barranca and Oyón, and in the adjacent province of Callao. As of December 31, 2013, Edelnor distributed electricity to approximately 1.3 million customers, an increase of 4.3% over 2012.

For the year ended December 31, 2013, Edelnor had total energy sales of 7,045 GWh, an increase of 2.7% over 2012. Edelnor had energy losses of 7.9% in 2013, a significant improvement when compared to 8.2% in 2012.

The following table sets forth Edelnor’s principal operating data for each of the periods indicated.

	Year ended December 31,
	2013	2012	2011
Electricity sales (GWh)	7,045	6,863	6,572
Residential	2,634	2,530	2,402
Commercial	1,582	1,501	1,419
Industrial	1,239	1,288	1,271
Other customers (1)	1,590	1,544	1,480
Number of customers (thousands)	1,255	1,203	1,144
Residential	1,185	1,136	1,077
Commercial	41	41	41
Industrial	1	1	1
Other customers	28	25	25
Energy purchased (GWh) (2)	7,653	7,475	7,155
Total energy losses (%) (3)	7.9%	8.2%	8.2%

(1)	The data for other customers includes tolls.
(2)	During 2013, 37% of the electricity purchased was acquired from Edegel and EEPSA, 46% in 2012, and 70% in 2011.
(3)	Electricity losses are calculated as the percent difference between electricity purchased and electricity sold (GWh) within a given period. Losses in distribution arise from illegally tapped lines as well as technical failures.

As of December 31, 2013, Edelnor’s primary unregulated customers are (ordered alphabetically): Alicorp, Celima, Corp., Lindley, Filamentos Industriales, Goodyear Peru, Indeco, Lima Airport Partners, Molitalia, Peruana de Moldeados, Saga Falabella and Tecnofil.

Edelnor’s 2013 collection rate was 100.29% compared to 99.55%, principally due to improvements in the government and corporate segments. The 2013 collection rate was more than 100% due to the collection of unpaid bills from previous years.

In 2012, Edelnor had two auctions to secure short–term energy supply for the period from 2013 through 2017 and other to secure long–term energy supply from 2016 until 2027 for 160.8 MW. In all three auctions, the entire amounts tendered were awarded.

On October 16, 2013, Osinergmin set Edelnor’s distribution tariffs for the four-year period of November 2013 through October 2017. The new tariff increased by 1.2% compared to the tariff in place in October 2013, but represented a reduction of 0.7% when compared to the tariff in place in December 2012.

Non-Electricity Businesses

Inmobiliaria Manso de Velasco (Chile)

Inmobiliaria Manso de Velasco, a wholly-owned subsidiary, develops real estate projects in Chile and represents less than 0.2% of our 2013 operating revenues before consolidation adjustments.

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

The following chart shows a summary of the main characteristics of the electricity regulatory framework by business segment for the five countries in which we operate.

		Argentina	Brazil	Chile	Peru	Colombia

	Unregulated Market	Regulated remuneration scheme Resolution 95/2013	Spot markets with costs audited by the regulator			Spot market with auctioned cost (Price-offered)
Gx	Regulated	Seasonal Price	Auction 20 years for Thermal / 30 years for Hydro	Node Price auction 15 years	Node Price auction 20 years	Auction 3/5 years
	Capacity	Contribution peak demand	—	Income based on contributions during peak demand		Firm energy contribution (energy auctions for at least 20 years)
Tx	Features		Public - Open Access - Regulated Tariff – Monopoly Regime for Transmission System Operators (“TSOs”)

Dx	Law	Concession contract		Administrative Concession (indefinite)		Authorization Operation Zone
	Expansion	95 years	30 years	Undefined
	Tariff review	5 years	4/5 years	4 years		5 years
Cx	Unregulated Agents	> 0.03 MW	> 0.5 MW	> 0.5 MW	> 0.2 MW	> 0.1 MW
	Liberalized (%)	≈ 20%	≈25%	≈30%	≈45%	≈30%

Gx: Generation	Tx: Transmission	Dx: Distribution	Cx: Trading

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

The following chart shows the relationships among the various participants in the Chilean market:

The generation segment comprises a group of electricity companies that own generating plants, whose energy is transmitted and distributed to end customers. This segment is characterized by being a competitive market which operates under market-driven conditions. Generating plants sell their production to distribution companies, unregulated customers, other generation companies, and their surpluses on the spot market.

The transmission system comprises a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution. Transmission in Chile is defined as lines or substations with a voltage or tension higher than 23 kV. The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity through the payment of tolls.

The distribution segment is defined for regulatory purposes as all electricity supplies to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified according to their amount of demand, as follows: (i) unregulated customers with a connected capacity over 2,000 kW; (ii) regulated customers with connected capacity of no more than 500 kW; and (iii) customers that choose for either a regulated-tariff or an unregulated regime, for a minimum period of four years in each regime, available to customers whose connected capacity falls in the range of 500 kW to 2,000 kW.

The distribution companies supply regulated customers, a segment for which the price and supply conditions are the result of tender processes regulated by the CNE, and unregulated customers, with bilateral agreements between generators, whose conditions are freely negotiated and agreed.

In Chile, there are four separate interconnected electricity systems. The main systems that cover the most populated Chilean areas are the SIC, which services the central and south central part of the territory, where 92% of the Chilean population lives, and the SING, which operates in the northern part of the country, where most of the mining industry is located and where 6% of the Chilean population lives (figures based on the 2013 CDEC-SIC annual report). In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity to remote areas, where 2% of the population lives.

In 2013, the Chilean government sent a proposal to modify the Chilean Electricity Law (described below) to allow the state to promote the interconnection project between the SIC and the SING. In January 2014, the proposal was approved and signed into law by the Chilean President as Law 20,726. The interconnection is expected to be completed between 2018 and 2019.

The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by their respective dispatch centers, known as a CDEC, an independent entity that coordinates generators, transmission companies and large customers. CDEC coordinates the operation of its system with an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible production cost available in the system. The marginal cost used is the price at which generators trade energy on an hourly basis, involving both their injections into the system and their withdrawals or purchases for supplying their customers.

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

The SEF monitors the proper operation of electricity, gas and fuel sectors in compliance with the law in terms of safety, quality, and technical standards.

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

Chilean antitrust authorities are responsible for preventing, investigating and correcting any threats to free market competition and any anti-competitive practices by potentially monopolistic companies. These authorities include:

•	Free Market Competition Tribunal (“TDLC” in its Spanish acronym). This is a special and independent jurisdictional entity, subject to the directive, correctional and economic authority of the Chilean Supreme Court, which functions to prevent, correct and sanction threats to free market competition.

•	National Economic Prosecutor (“FNE” in its Spanish acronym). This is the attorney general responsible for economic matters and for investigating and prosecuting all antitrust conduct before the FNE’s resolutory commission and other tribunals.

The panel of experts acts as a tribunal in electricity matters arising from disputes between participants in the electricity market and the regulatory authority in certain tariff processes. It issues enforceable resolutions and comprises experts in industry matters, five engineers or economists and two lawyers, all of whom are elected every six years by the TDLC.

There are also other entities related to the energy sector: the Chilean Nuclear Energy Committee in charge of research, development, use and control of nuclear energy, and the Chilean Energy Efficiency Agency, in charge of promoting energy efficiency.

The Electricity Law

General

Since its inception, the Chilean electricity industry has been developed by private sector companies. Nationalization was carried out during the period 1970-73. During the 1980s, the sector was reorganized through the Chilean Electricity Law, known as DFL 1, allowing participation of private capital in the electricity sector. By the end of the 1990s, foreign companies had a majority participation in the Chilean electricity system.

The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency and to provide a simplified regulatory scheme and tariff-setting process that limits the discretionary role of the government by establishing objective criteria for setting prices. The goal is an economically efficient allocation of resources. The regulatory system is designed to provide a competitive rate of return on investment to stimulate private investment, while ensuring the availability of electricity to all who request it.

DFL 1 was published in 1982 and has had only two important changes since then. The first one took place in 2004 to encourage investments in transmission lines. The second one was in 2005 to create long-term contracts between generation and distribution companies as part of a bid process.

The present text of the law was restated in DFL No. 4 of 2006, which is supplemented with a series of regulations and standards.

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

According to the Chilean Electricity Law, there are no restrictions on market concentration for generation and distribution activities. However, Chilean antitrust authorities have imposed certain measures to increase the transparency within the different companies that form the Enersis group. The FNE’s resolution 667/2002 requires:

•	board members of Enersis, Endesa Chile and Chilectra be elected from different and independent groups;

•	the external auditors of Enersis, Endesa Chile and Chilectra be different;

•	Enersis, Endesa Chile and Chilectra may not merge companies within the Enersis group which operate in electricity generation and distribution; instead, Enersis must continue to maintain both business segments separately through companies that are independent business units; and

•	Enersis, Endesa Chile and Chilectra must remain subject to the regulatory authority of the SVS and comply with the regulations applicable to publicly held stock corporations, even if they should lose such designation.

Additionally, in October 2012, Official Letter No. 1479 imposed additional restrictions on Endesa Chile stating that:

(i) the controlling shareholders should refrain from designating those persons who had been directors of Chilectra the prior term, as Endesa Chile directors; and

(ii) Endesa Chile’s management should refrain from designating employees in first and second level positions, that had held the same positions in Chilectra during the six months prior to their designation.

In addition, the Water Utility Services Law also sets restrictions on the overlapping of concessions in the same area, setting restrictions on the ownership of the property between sewage services concessions and utilities that are natural monopolies, such as electricity distribution, gas or home telephone networks.

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

Sales to Distribution Companies and Certain Regulated Customers

Prior to 2005, sales to distribution companies for resale to regulated customers were made through contracts at regulated prices set by the CNE (node prices) in effect at the relevant locations (or nodes) on the interconnected system through which such electricity was supplied. Under Law 20,018 Ley Corta II, enacted on May 19, 2005, all new contracts between generation and distribution companies to supply electricity to regulated customers must arise from international bids. The bids must have a maximum energy price offer based on the average price paid by the unregulated customers at the time that the bid takes place, which is calculated twice a year by the CNE. If a first bid is unsuccessful, the CNE may increase this maximum price by an additional 15%. The bids are awarded on a minimum price basis. The average prices associated with these bids are transferred directly to end customers, replacing the regulated node price regime. During the term of the contracts, the energy and capacity prices are indexed according to formulas set forth in the bid documentation and linked to fuel, investment and other costs of energy generation. Under the bid system, all distribution companies have separate electricity contracts for their regulated and unregulated customers.

Due to the bankruptcy of the generating company Campanario in September 2011, certain regulated customers in the central-southern region of the country no longer had electricity contracts. In response, the Chilean government published two resolutions: RM 2288 and RM 239. Pursuant to these resolutions, all generating companies must meet demand from their customers on a pro rata basis to their injections into the system until new contracts are awarded under new tendering processes. As of the date of this Report, only 47% of this energy has been awarded to generation companies until December 2014 (of which 38% was to Endesa Chile and 9% to Gener).

As in most of the countries of the region, the Chilean electricity markets are concentrated on a few big operators. In the generation market, ranked by electricity generation market share, the major participants are as follows: Endesa Chile 29%, Gener 28%, Colbún 16.5% and GDF Suez 14%, according to CDEC-SIC and CDEC-SING. In the distribution market, ranked by physical sales market share, the major participants are as follows: Chilectra (an Enersis subsidiary) 40%, Compañía General de Electricidad 39%, Saesa Frontel 9% and Chilquinta 9%, according to Empresas Eléctricas A.G.

Sales of Capacity to Other Generation Companies

Each CDEC determines a firm capacity for each power plant on an annual basis. Firm capacity is the highest capacity which a generator may supply to the system at certain peak hours, taking into consideration statistical information and accounting for time out of service for maintenance purposes and for extremely dry conditions in the case of hydroelectric plants.

A generation company may be required to purchase or sell capacity in the spot market, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company and to its firm capacity.

Regulatory Charges

Chilean laws have not established any specific charge for the electric system. Nevertheless, if the tariff for residential customers increases by more than 5% in a six-month period, the government can establish a subsidy for low-income families. The last governmental subsidy was granted in 2009.

Promotion of Generation from Renewable Energy Sources

On April 1, 2008, Law 20,257 amended Law 19,940 of March 2004, known as the General Electric Services Law. The purpose of the amendment was to promote the use of NCRE. This law defines the different types of technologies that qualify as NCRE and establishes the obligation for generators, between 2010 and 2014, to supply at least 5% of the total energy contracted as of August 31, 2007, to be of a certain type, and to progressively increase this percentage by 0.5 percentage points annually up to a minimum of 10% as of 2024.

On October 22, 2013, Law 20,698 (known as the “20/25 Law”) supported renewable energy sources and modified the previously defined NCRE minimum requirements. This law establishes a mandatory share of renewable energy sources in 2025, calculated as a percentage of the total contracted energy of each generator. In particular, for those contracts signed between 2007 and 2013, the target is 10% in 2024, while for contracts beyond 2013, the target is 20% by 2025.

Incentives and Penalties

If a rationing decree is enacted in response to prolonged periods of electricity shortages, strict penalties may be imposed on generation companies that contravene the decree. A severe drought is not considered a force majeure event under our service agreements.

Generation companies may also be required to pay fines to the regulatory authorities, as well as to make compensatory payments to electricity customers affected by shortages of electricity. The fines are related to system blackouts due to an electricity generator’s operational problems, including failures related to the coordination duties of all system agents. If generation companies cannot satisfy their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must compensate the customers at a rate known as the “failure cost” determined by the authority in each tariff setting. This failure cost, which is updated semiannually by the CNE, is a measurement of how many final customers would pay for one extra MWh under rationing conditions.

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

Energy Purchases

Since 2005, with the enactment of “Ley Corta II”, energy sales between generation and distribution companies have been made by an international auction process. Based on the distribution companies’ projections of increased energy demand, distribution companies auction the projected energy demand three years in advance of the projected year. They can either conduct the auction themselves or as a group with other distribution companies. The CNE supervises the auctions and verifies that the auction bases and the process itself comply with the regulation. The result of the process is “pay as bid”, with an extension up to 12 years.

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

The VAD is based on a so-called “model company” and includes the following: selling, general and administrative distribution costs; maintenance and operating costs of distribution assets; cost of efficient energy losses; and an expected return on investment, before taxes, of 10% per year in real terms based on the replacement cost of assets used for the distribution business.

The CNE selects an actual distribution company and applies efficiency guidelines, which results in a cost structure for a hypothetical model company for each Typical Distribution Area (“TDA”) as described below. The rate is not based on actual costs incurred by any given distribution company, but on investment, operating, maintenance and general administrative standards and overall efficiency of operations for the model company.

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

Ancillary Electrical Services

In 2013, the CNE concluded the tariff setting process for regulated ancillary services (these are 25 services which include meter rental, disconnection and reconnection of supply, among others). These new prices will apply from the respective decree’s publication and last through 2016.

Incentives and Penalties

Distribution companies may be required to compensate final customers if there are shortages of electricity that exceed the authorized standards. These compensatory payments are equal to double the amount of electricity the distribution company failed to provide, using a rate equal to the failure cost.

Regulation in Transmission

The main transmission system consists of 220 kV or higher voltage lines that are used by generators and customers. Every four years, a study is done to evaluate the existing system and to define the expansion plan. On December 31, 2010, the last study was delivered to the CNE. In November 2011, the CNE promulgated Decree 61, which defines the current value of the existing lines to be remunerated for the 2011 to 2014 period. The main transmission system is paid by generators and customers.

According to the modifications to the General Electricity Services Law, the transportation of electricity by main transmission systems and sub-transmission systems are defined as a public service. Therefore, the transmitter has a service obligation and is responsible for the maintenance and improvement of its facilities.

On October 14, 2013, the Electricity Concessions Law was approved, which law aims to streamline the processing of electrical concessions, including, among other things, compensation, taxation and notifications.

Regulation in Subtransmission

Subtransmission systems are defined as voltage lines exceeding 23 kV. There are seven subtransmission systems defined by decree. The subtransmission systems are paid mainly by customers according to the values fixed by decree of the Ministry of Energy. Generators and unregulated customers pay only for the lines they use in each system. In April 2013, Decree 14 was promulgated, which established a tariff schedule from 2011 through 2014.

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

In January 2010, Law 19,300 was modified by Law 20,417, which introduced changes in the environmental assessment process and in the public institutions involved, principally creating the Chilean Ministry of Environment and the Superintendency of Environment. Consequently, environmental assessment processes are coordinated by this entity and the Environmental Assessment Service.

For more information about Chile’s NCRE regulations, see “— Promotion of Generation from Renewable Energy Sources”.

In June 2011, the Ministry of Environment published Decree 13, emission standards for thermoelectric plants applicable to generation units of at least 50 MW, in the Diario Oficial, a governmental publication. The object of this regulation is to control atmospheric emissions of particulate matter (MP), nitrogen oxides (NOx), sulfur dioxide (SO2) and mercury (Hg), in order to prevent and protect the health of the population and protect the environment. Existing emission sources will have to meet emission limits as established in the regulation for MP emissions within two and a half years from the date this decree was published (December 2013) and for SO2 and NOx emissions, within four years in highly polluted areas and within five years elsewhere.

In June 2012, Law 20,600 created the Environmental Courts, special jurisdictional courts subject to the control of the Chilean Supreme Court. Their primary function is to resolve environmental disputes within their jurisdiction and look into other matters that are submitted for their attention under the law. The law created three such courts, the first of which began operating in December 2012 and the other two of which began operating in June 2013.

On December 28, 2012, the Superintendency of Environment was formally created and began to exercise its powers of enforcement and sanctions pursuant to Chilean environmental regulations.

Water Rights

Companies in Chile must pay an annual fee for unused water rights. License fees already paid may be recovered through monthly tax credits commencing on the start-up date of the project associated with the water right. The maximum license fees that may be recovered are those paid during the eight years before the start-up date.

The Chilean constitution considers water as a national public good on which real utilization rights are defined; that is similar to holding the private property rights over water, as set forth in article 19, paragraph 24: “The rights of individuals over water, recognized or constituted in accordance with the law, grant their holders ownership over such rights”. Notwithstanding the foregoing, paragraph 24 also elaborates on the societal function of the private property so that water rights are subject to legal limitations.

Argentina

Industry Overview

Industry Structure

In the Argentine Wholesale Electricity Market (“Argentine MEM” in its Spanish acronym) there are four categories of local agents (generators, transmitters, distributors, and large customers) and external agents (traders of generation and traders of demand) who are allowed to buy and sell electricity as well as related products.

The following chart shows the relationships among the various participants in the Argentine MEM:

The generation sector was organized on a competitive basis until March 2013, with independent generating companies selling their output in the Argentine MEM spot market, through private contracts to purchasers in the Argentine MEM contract market or to CAMMESA, which is the entity in charge of the operation of the Argentine MEM, through special transactions like contracts under Resolutions SE 220/2007 and 724/2008.

On March 26, 2013 the Secretariat for Energy published Resolution 95/2013 that set out a regulated remuneration scheme for power generation activity beginning retroactively from February 2013. The main features of the Resolution are as follows:

•	It applies to generators, co-generators and self-generators except for power plants entered into operation after 2005, nuclear generation, cross-border hydro generation.

•	CAMMESA, the market operator, will be the single buyer/seller for the fuel needed for plant operations. This implies that market agents will not be allowed to trade commodities.

•	Free bilateral trading is suspended: large customers will have to buy electricity directly from CAMMESA (no change of supply for residential customers, they will still be served by distribution companies).

•	Generators are to receive a regulated remuneration, which should cover fixed and variable costs and include an additional remuneration.

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

Distribution is regarded as a public service operating under monopoly conditions, and is comprised of companies that have been granted concessions by the Argentine government. Distribution companies have the obligation to make electricity available to end customers within a specific concession area, regardless of whether the customer has a contract with the distributor or directly with a generator. Accordingly, these companies have regulated tariffs and are subject to quality service specifications. Distribution companies may obtain electricity on the Argentine MEM’s spot market, at a price called “seasonal price”, which is defined by the Argentine Secretariat of Energy as the cap for the costs of electricity bought by distributors that can be passed through to regulated customers.

There are two electricity distribution areas subject to federal concessions. The concessionaires are Edesur (one of our subsidiaries) and Edenor (which is not a related company), both of which are located in the greater Buenos Aires area. The local distribution areas are subject to concessions granted by the provincial or municipal authorities. However, all distribution companies acting on the Argentine MEM must operate under its rules.

Regulated customers are supplied by distributors at regulated tariffs.

“Large Customers” are classified into three categories: major large customers, minor large customers and private large customers. Each of these categories of customers has different requirements with respect to purchases of their energy demand. For example, major large customers are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while minor large customers and private large customers are required to purchase all of their demand through supply contracts. Large customers participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power for Large Customers.

There is one interconnected system, the Argentine Interconnection System (“Argentine SADI”), and smaller systems that provide electricity to specific areas. According to the Argentine National Institute of Statistics and Census (“INDEC” in its Spanish acronym), 99.2% of the energy required by the country is supplied by the Argentine SADI interconnected system and only 0.8% is supplied by isolated systems.

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

The Electricity National Regulatory Agency (“ENRE” in its Spanish acronym) carries out the measures necessary for meeting national policy objectives with respect to the generation, transmission and distribution of electricity. Its principal objectives are to protect the rights of customers, promote competitiveness in production, encourage investments that assure long-term supply; promote free access, non-discrimination and the generalized use of the transmission and distribution services; regulate transmission and distribution services to ensure fair and reasonable tariffs, and encourage private investment in production, transmission, and distribution, ensuring the competitiveness of the markets where possible. ENRE directly controls the management of Edenor and Edesur as distribution companies operating under a national concession. In the case of Edesur, on July 12, 2012, ENRE temporarily appointed an overseer for 45 business days, a term that was extended for successive periods of the same duration, in order to monitor and control all acts of management of the Company. ENRE resolution 243/13 increased the term from 45 to 90 business days and it may be extended further. The Vice President of ENRE was initially appointed to oversee Edesur. However, pursuant to ENRE Resolution 31/2014 passed January 30, 2014, the President of ENRE will oversee Edesur for 90 business days, which may be extended further.

The principal functions of the Administrative Company for the Wholesale Electricity Market (“CAMMESA”) are the coordination of dispatch operations, the establishment of wholesale prices and the administration of economic transactions made through the SIN. It is also responsible for executing the economic dispatch through economic considerations and rationality in the administration of energy resources, coordinating the centralized operation of the SIN to guarantee its security and quality, and managing the Argentine MEM, in order to ensure transparency through the participation of all the players involved and with respect to the respective regulations.

The principal functions of the Argentine Federal Electricity Council are the following: (i) managing specific funds for the electricity sector and (ii) advising the national executive authority and the provincial governments with respect to the electricity industry, the priorities in performing studies and works, concessions and authorizations, and prices and tariffs in the electricity sector. It also provides advice regarding modifications resulting from legislation referring to the electricity industry.

The Federal Environmental Council is an institutional branch of the federal government empowered to address environmental problems and solutions in Argentina. It has legal authority to coordinate the development of environmental policy among member states. The member states adopt regulations or rules that are issued by the Assembly, which are issued as resolutions.

The Ministry of Environment and Sustainable Development, a member of the Federal Environment Council, assists the Chief of Cabinet of Ministers in the implementation of environmental measures and articulates its insertion in the ministries and other areas of the national public administration. It seeks to foster rational exploitation and sovereignty over Argentina’s natural resources with consideration to fairness and social inclusion. The Secretariat is involved in environmental planning and preservation, planning and implementation of national environmental management in the implementation of sustainable development, rational use of non-renewable resources and the diagnosis of environmental issues in coordination with different areas of the government.

The Electricity Law

General

The Argentine electricity industry was originally developed by private companies. As a result of service problems, the government began to intervene in the sector in the 1950s and initiated a nationalization process. Law 15,336/60 was passed to organize the sector and establish the federal legal framework for the start of major transmission and generation projects. Many state companies were created within this framework in order to carry out various hydroelectric and nuclear projects.

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

Regulatory Developments: The Industry After the Public Emergency Law

Law 25,561, the Public Emergency Law, was enacted in 2002 to manage the economic crisis that began that year. It forced the renegotiation of public service contracts (such as electricity transmission and distribution concession contracts) and imposed the conversion of U.S. dollar denominated obligations into Argentine pesos at a pegged rate of Ar$ 1.00 per US$ 1.00. The mandatory conversion of transmission and distribution tariffs from U.S. dollars to Argentine pesos at this pegged rate (compared to the market exchange rate at that time of approximately Ar$ 3.00 per US$ 1.00) and the regulatory measures that cap and reduce the spot and seasonal prices hindered the pass-through of generation variable costs in the tariffs to end customers.

The Public Emergency Law also empowered the Argentine government to implement additional monetary, financial and foreign exchange measures to overcome the economic crisis in the medium term. These measures have been periodically extended. Law 26,729, which was enacted in December 2011, extended the measures until December 31, 2013 and Law 26,896, enacted in October 2013 further extended the measures until December 31, 2015.

The Argentine Secretariat of Energy introduced several regulatory measures aimed at correcting the effects of the devaluation into the Argentine MEM’s costs and prices and to reduce the price paid by the end customers.

Resolution SE 240/2003 changed the method for calculating spot prices by decoupling such prices from the marginal cost of operation. Prior to this resolution, spot prices in the Argentine MEM were typically fixed by units operating with natural gas during the warm season (from September through April) and units operating with liquid fuel/diesel in the winter (May through August). Due to restrictions on natural gas supply, winter prices were higher and affected by the price of imported fuels priced in U.S. dollars. Resolution SE 240/2003 sought to avoid price indexation pegged to the U.S. dollar and, although generation dispatch is still based on actual fuels used, the calculation of the spot price under the resolution is defined as if all dispatched generation units did not have the existing restrictions on natural gas supply. In addition, water value is not considered if its opportunity cost is higher than the cost of generating with natural gas. The resolution also set a cap on the spot price at Ar$ 120 per MWh, which was valid until the adoption of Resolution 95/2013. The real variable costs of thermal units burning liquid fuels were paid by CAMMESA through the Transitory Additional Dispatch Cost (Sobrecosto transitorio de despacho, or “STD”) plus a margin of Ar$ 2.5 per MWh, according to the Resolutions SE 6,866/2009 and 6,169/2010, that came into effect in May 2010.

The government has avoided the increase in electricity tariffs to end customers and seasonal prices have been maintained substantially fixed in Argentine pesos. In contrast, gas producers have received price revisions by the authority and thereby were able to recover part of the value that they lost as a result of the 2002 devaluation.

Under this system, CAMMESA sells energy to distributors who pay seasonal prices and buys energy from generators at spot prices that recognize rising gas prices at a contractual price defined by the instructions of the Argentine Secretariat of Energy. To overcome this imbalance, the Argentine Secretariat of Energy — through Resolution SE 406/2003 — only allows payments to generators for amounts collected from the purchasers in the spot market. This resolution set a priority of payment for different services, such as capacity payment, fuel cost and energy sales margin, among others. As a result, CAMMESA accumulates debt with generators while the system gives a distorted price incentive to the market that encourages electricity consumption but discourages investments to satisfy the growth in electricity demand, including investments in transmission capacity. Additionally, electricity generators experience a reduction of estimated income from contract prices because of the reduction of the spot price.

The Argentine government has gradually reversed its decision to freeze distribution tariffs. During 2011, various resolutions authorizing the elimination of electricity and natural gas subsidies were issued. However, the subsidy elimination has been applied to only 5% of the demand. For further details, see “— Sales to Distribution Companies and Certain Regulated Customers” below.

In order to enhance the energy supply, the Argentine Secretariat of Energy created different schemes to sell “more reliable energy”. Resolution 1,281/2006 created the Energy Plus Service Program, which was designed to increase generation capacity in order to meet growth in electricity demand over the “Base Demand”, which was the demand for electricity in 2005.

Resolutions SE 220/2007 and 724/2008 gave thermal generators the opportunity to reduce some of the adverse effects of Resolution SE 406/2003 by entering into MEM Supply Commitment Contracts, (“CCAM” in its Spanish acronym). Under these resolutions, a thermal generator can perform maintenance or repowering investments to improve the availability of its units and add additional capacity to the system. After authorization, the thermal generator can then sign a CCAM at prices that would permit the recovery of such capital expenditures. Additionally, energy sales through a CCAM receive payment priority compared with spot energy sales under Resolution 406/2003). Generators with a CCAM can supply energy to CAMMESA for up to 36 months, renewable only for an additional period of six months.

During 2009, Resolution SE 762/2009 created the National Hydroelectric Program to promote the construction of new hydro plants. The program enables authorized generators to enter into energy supply contracts with CAMMESA for up to 15 years at prices that would allow for the recoupment of their investment.

The Argentine government has adopted several other measures to encourage new investments, including the following: auctions to expand the capacity of natural gas transportation and electricity transmission; the implementation of certain projects for the construction of power plants; the creation of fiduciary funds to finance these expansions; and the awarding of contracts with renewable energy, called the “GENREN program”. For more details, refer to “— Environmental Regulation” below. In addition, Law 26,095/2006 created specific charges that must be paid by end customers, which are used to finance new electricity and gas infrastructure projects. The Argentine government has also enacted regulations to encourage the rational and efficient use of electricity.

Since the implementation of Law 24,065 (“Electricity Framework”), the generation sector has sold the electricity it generates on the wholesale spot market and the private contract market. However, a series of resolutions have been published in recent years that have permitted the Argentine government and generators to sign contracts for the incorporation of new generation and/or maintenance of existing plants to guarantee the availability of the units, all in accordance with Resolutions 146/02, 220/07, 724/08 and 200/09.

On August 24, 2012, the Argentine government informed electricity sector companies that it would reform the Argentine MEM and end the marginalist system of the 1990s. To implement these changes, a Strategic Planning and Coordination Commission of the National Hydrocarbons Investment Plan was created. The principal change in the generation sector is the evolution of the “liberalized marginalist” model into a “Cost Plus” model in accordance with the following “Declared Principles”: (i) any income shall be applied to each company based on the sum of its equity and debt, less redundant assets, (ii) a “Reasonable Profit” would be recognized, and (iii) efficient operating costs would be recognized.

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

As mentioned above, Resolution 95/2013 attempted to implement the majority of the reforms announced in 2012 by moving from a marginalist system to a regulated system, in which an electricity generation company’s income is driven by regulated streams of revenues. Based on the new regulation, generators’ remuneration is now made up of the following items, which vary depending on the method of generation:

•	Fixed costs: capacity remuneration subject to the achievement of a target availability.

•	Variable costs: variable remuneration for operation and maintenance costs only, given that electricity generators do not incur fuel cost which is managed by CAMMESA.

•	Additional remuneration: part is paid in cash to the electricity generators, and the remainder is accumulated in a fund that will be used to finance investments in new generation facilities.

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

Pursuant to Resolution SE 1,193/2005, all private generators in the Argentine MEM were called upon to participate in the construction, operation and maintenance of the electricity generation plants to be built with the funds from FONINVEMEM, consisting of two combined -cycle generation plants of approximately 825 MW each .

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

Agreement to Manage and Operate Projects

On November 25, 2010, the Argentine Secretariat of Energy signed an agreement with several generation companies, including Enersis’ subsidiaries, in order to: (i) increase thermoelectric unit availability, (ii) increase energy and capacity prices and (iii) develop new generation units through the contribution of outstanding debts of CAMMESA owed to the generation companies.

This agreement seeks to accomplish the following: (i) continue the reform of the Argentine MEM; (ii) enable the incorporation of new generation to meet the increased demand for energy in the Argentine MEM (pursuant to this agreement, Endesa Chile’s subsidiaries, together with the SADESA Group and Duke, formed a company to develop the combined-cycle project with a capacity of approximately 800 MW at the Vuelta de Obligado thermal plant); (iii) determine a mechanism to pay the generators’ sales settlements with maturity dates to be determined (“LVFVDs” in the Spanish acronym), which represent generators’ claims for the period from January 1, 2008 to December 31, 2011; and (iv) determine the method for recognizing the total remuneration due to generators.

On October 24, 2012, the contract for the turnkey supply and construction of the Vuelta de Obligado plant was entered into among General Electric Internacional Inc. and General Electric Internacional Inc., Argentina branch, and the Argentine Secretariat of Energy.

The project also includes the expansion of the Río Coronda 500 kV transformer station which connects to the Argentine Interconnected System (“Argentine NIS”), the construction of four new fuel tanks, the construction of a gas pipeline to supply natural gas from the national network, and maintenance of the plant during the single and combined-cycle operation periods for a period of ten years.

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

Dispatch and Pricing

CAMMESA controls the coordination of dispatch operations and the administration of the Argentine MEM’s economic transactions. All generators that are Argentine MEM agents must be connected to the Argentine NIS and are obliged to comply with the dispatch order to generate and deliver energy to the Argentine NIS. The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices. Among the measures implemented pursuant to the emergency regulations were the specification of prices in the Argentine MEM and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

The introduction of the Resolution 95/2013, (see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.— Argentina — Industry Overview” and “— Regulatory Developments: the Industry After the Public Emergency Law”), suppressed the market for energy transactions among generators, large customers and traders. This resolution defines a regulated remuneration scheme for each type of technology used in power generation.

Seasonal Prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the Argentine MEM, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. These prices have not changed since November 2008.

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

At the end of 2011, the Argentine government issued various resolutions in order to being a process of reducing subsidies to gas, electricity and water tariffs. These resolutions provide for, among other things, the (i) approval of the seasonal programming of regulated tariffs for the period from November 2011 to April 2012, (ii) establishment of a new non-subsidized seasonal price, which increased from Ar$ 243 per MWh to Ar$ 320 per MWh, (iii) listing of economic activities that are subject to the reduction in subsidies, (iv) creation of a register recording the exceptions to the reduction in subsidies, (v) establishment of the effective date for the new tariffs as of January 1, 2012, and (vi) provisions for voluntarily renouncing gas, electricity and water subsidies through an online system.

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

Regulation of Distribution Companies

Concessions

Distributors are companies holding a concession to distribute electricity to customers (concessions are given to distributors by the jurisdiction where they operate, national, provincial or municipal). Distributors are required to supply any and all demand of electricity in their exclusive areas of concession at tariffs and under conditions in accordance with the relevant local regulations. Penalties for failing to supply the electricity demand are included in the concession agreements. Concessions are issued for distribution and retail sale, with specific terms for the concessionaire stated in the contract. The concession periods are divided into “management periods” that allow the concessionaire to give up the concession at certain intervals.

Energy Purchases

The Argentine Secretariat of Energy, through Resolution SE 1,301/2011, reduced the state subsidy of the Argentine MEM for the period from November 2011 to April 2012. This modification has been applied gradually to different segments of residential customers in order to avoid abrupt changes in billing. This process remained practically frozen from March 2012 and is only being applied to approximately 8% of customers.

Through Resolution SE 2,016/2012, the Argentine Secretariat of Energy approved seasonal prices for the period from November 2012 to April 2013. The resolution sets a sole monomic price (combining both energy and capacity) to value all purchases on the Argentine MEM by every distributor in the country and established the regulatory combining bodies and/or authorized entities that are responsible for instructing the distributors in their jurisdiction so that the distributors may correctly apply the seasonal reference prices to their respective price tables.

Distribution Tariff-Setting Process

Distribution under national jurisdiction and transmission companies have been renegotiating contracts since 2005 and although tariffs were partially and temporarily established, definitive tariffs are still pending. As a result, although the terms to define energy prices pursuant to the Argentine Electricity Act are still in force, their implementation reflects the measures taken by the authorities that reduce compensation for all electricity companies. On the other hand, distribution companies under provincial or municipal jurisdiction have seen their tariffs adjusted by local authorities.

During 2006, our subsidiary Edesur and Edenor (not related to us), the largest Argentine distributors, entered into an “Agreement for Renegotiation of Concession Contract”. This agreement established, among other things, (i) a transitional tariff regime contingent on the quality of service and (ii) an Integral Rate Revision Process (“RTI” in its Spanish acronym) to be implemented by ENRE according to Law 25,561 that would set the conditions for a new tariff regime for a five-year period. In December 2009, Edesur presented to ENRE its tariff proposal pursuant to the

RTI process and also submitted support studies in accordance with the requirements established by Resolution ENRE 467/2008. This presentation only included the income requirements and did not include rate proposals, which were later presented to ENRE in May 2010. As of the date of this Report, ENRE has not defined new tariffs and the transitional tariff regime remains in effect.

Resolution 45/2010 of the Argentine Secretariat of Energy determined bonus payments to residential customers under the Energy Efficiency Program (“PUREE” in its Spanish acronym), particularly to those with a demand that is less than 1,000 kWh during a two month period. Puree was created in 2004 and established bonuses and penalties to customers depending on the level of energy savings. The net difference between the bonuses and penalties was originally deposited to the stabilization fund but this was subsequently modified at the request of Edesur and Edenor. The Argentine Secretariat of Energy authorized Edesur and Edenor to use all of such amounts to compensate for the cost variations that were not passed on to the tariffs paid by regulated customers. ENRE monitors these distribution costs with a mechanism called PUREE

Edesur’s and Edenor’s distribution tariffs have been frozen since July 2008. Combined with a constant increase in costs due to inflation, this has left Edesur in a very delicate financial position. As a result, Edesur made a request in July 2012 for a special payment plan for energy purchases to CAMMESA.

In 2012, the Argentine Secretariat of Energy issued Resolution 3,787/2012 in order to facilitate financing for necessary investments to the distribution system. The resolution authorized CAMMESA to provide financing for high voltage projects in 2012 investment plan pursuant to the mechanism in Resolution 146/2002.

At the end of 2012, the ENRE issued Resolution ENRE 347/2012 titled “Trust for Financing Distribution Works” (“FOCEDE” in its Spanish acronym). The resolution mandated the formation of a trust with funds collected from customers’ payments in order to finance necessary investments infrastructure, including any maintenance works to be carried out in the concession area. The funds collected from customers are to be differentiated depending on customer category and will be taken into consideration by the ENRE when it carries out the RTI process. The trust contract and its operative manual agreement were signed by Edesur on November 29, 2012 and December 18, 2012, respectively.

On May 7 2013, the Secretariat of Energy approved the Resolution 250/2013 which defined the residual value of the MMC, funds that are owed to Edesur and Edenor , allowing the use of owed funds to pay debts that the companies incurred under the PUREE program and other debts that Edesur and Edenor accrued. The resulting balance is allocated to a specific fund created in November 2012 to finance investments in the distribution network. Such a compensation mechanism has been allowed up to February 2013. The Secretariat of Energy has retained the power to extend, either partially or entirely, the provisions of the Resolution 250/2013 on the basis of the information received from ENRE and from CAMMESA. On November 6, 2013 the Secretariat of Energy’s Note 6852 authorized Edesur to receive compensation from the MMC to pay debts that were accumulated as a result of the PUREE program for the period March-September 2013.

Penalties

The distributors are subject to three types of penalties:

1)	Quality of service penalties related to normal operation such as temporary interruptions, technical, and commercial services;

2)	Extraordinary penalties, at the discretion of ENRE, apply when distributors do not comply with their service obligations (e.g., blackouts); and

3)	Supply penalties related to the system as a whole including generation, transmission, and distribution intended to compensate the customers. The latter are temporarily suspended because the system is not generating enough electricity.

Regulation in Transmission

The transmission sector is regulated based on the principles established in Law 24,065 and the terms of the concession granted to Transener S.A. (not an affiliated company) under Decree 2,743/92. Due to technological reasons, the transmission sector is heavily affected by economies of scale that limit competition. As a result, the transmission sector operates under monopoly conditions and is subject to considerable regulation.

Natural Gas Market

Since the emergency economic measures of 2002, the lack of investment in natural gas production forced the system to burn increasing amounts of liquid fuels.

The Argentine government has adopted different measures to improve the natural gas supply. Since 2004, local gas producers and the Argentine government have entered into various agreements to guarantee gas supply. The last agreement was signed in July 2009 and resulted in a 30% increase in the natural gas price for power generators until December 2009. In addition, Argentina and Bolivia entered into a 20-year agreement in 2006 that guarantees Argentina’s right to receive up to 28 million cubic meters of natural gas on a daily basis.

The Electronic Gas Market (“MEG” in its Spanish acronym) was also recently created to increase the transparency of physical and commercial operations in the spot market.

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

Environmental Regulation

Electricity facilities are subject to federal and local environmental laws and regulations, including Law 24,051, the “Hazardous Waste Law” and its ancillary regulations.

Certain reporting and monitoring obligations and emission standards are imposed on the electricity sector. Failure to satisfy these requirements entitles the Argentine government to impose penalties such as suspension of operations which, in case of public services, could result in the cancellation of concessions.

Law 26,190, enacted in 2007, defined the use of nonconventional renewable energy for electricity production as a national interest and set as a target 8% market share for generation from renewable energies within a term of 10 years. During 2009, the government took actions to reach this objective by publishing Resolution 712/ 2009 and launching an international auction to promote the installation of up to 1,000 MW of renewable energy capacity. This resolution created a mechanism to sell renewable energy through fifteen-year contracts with CAMMESA under special price conditions through ENARSA. In June 2010, the “GENREN program” awarded a total of 895 MW, distributed in the following manner: 754 MW of wind power, 110 MW of bio-fuels, 11 MW of mini-hydro, and 20 MW of solar units. The prices awarded vary from US$ 150 per MWh (for mini-hydro units) to US$ 598 per MWh (for solar units). In 2011, the Argentine Secretariat of Energy issued Resolution 108/11 which allowed CAMMESA to sign contracts directly with generators of renewable energy on conditions similar to Resolution 712/ 2009.

Brazil

Industry Overview

Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, the Brazilian NIS, which comprises most of the regions of Brazil, and several other small isolated systems.

The following chart shows the relationships among the various participants in the Brazilian NIS:

Generation, transmission, distribution and trading are legally separated activities in Brazil.

The generation sector is organized on a competitive basis, with independent generators selling their output through private contracts with distributors, traders or unregulated customers. Differences are sold on the short-term market or spot market at the Settlement Price for the Differences (“PLD” in its Portuguese acronym) and there is also a special mechanism between generators that seeks to re-allocate hydrological risk by offsetting differences between generators’ assured energy and that which is actually produced, called the Electricity Reallocation Mechanism (“MRE” in its Portuguese acronym).

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

The selling of electricity is governed by Law 10,848/ 2004 and Decrees 5,163/2004 and 5,177/2004 of the Electricity Trading Chamber or Clearing House (“CCEE” in its Portuguese acronym), and ANEEL Resolution 109/2004, which introduced the Electricity Trading Convention. This is a convention in which the terms, rules and procedures of the trading in the CCEE are defined. Two possible situations were introduced by these regulations for the execution of energy sales agreements: (i) the regulated contracting environment, in which energy generation and distribution agents participate, and (ii) the free market contracting environment, in which energy generation, trading, importing and exporting agents, and unregulated customers, participate.

Commercial relations between the agents participating in the CCEE are governed mainly by energy sales agreements. All the agreements between the agents in the Brazilian NIS should be registered with the CCEE. The register includes the amounts of energy and the terms. The energy prices agreed are not registered with the CCEE, but instead are specified by the parties involved in the agreements.

The CCEE books the differences between energy produced or consumed and the contracted amount. The positive or negative differences are settled in the short-term market and priced at the PLD, determined weekly for each level of load and for each sub-market, based on the system’s marginal operating cost, within a minimum and maximum price range.

The unregulated market includes the sale of electricity between generation concessionaires, independent producers, self-producers, sellers of electricity, importers of electricity, unregulated, and special customers. It also includes contracts in place between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of the new regulatory framework. According to the specifications set forth in Law 9,427/96, unregulated customers in Brazil are those who currently have: (i) a demand of at least 3,000 kW , generated using any method and purchase the energy supply directly with generators or traders, but not directly from distributors or (ii) a demand in the range of 500 to 3,000 kW generated using NCRE and purchase their energy supply directly with alternative generators or traders, with the option to purchase energy from distributors as well.

The Brazilian NIS is coordinated by the Brazilian Electricity System Operator (“ONS” in its Portuguese acronym) and is divided into four electric sub-systems: South-East/Center-West, South, North-East, and North. In addition to the Brazilian NIS, there are also the isolated systems that are not part of the Brazilian NIS. These isolated systems are generally located in the Northern and North-Eastern regions of Brazil and rely solely on electricity generated from coal-fired and oil-fueled thermal plants. According to the ONS, more than 98% of the energy required by Brazil is supplied by the Brazilian NIS and only 1.7% is supplied by isolated systems.

Principal Regulatory Authorities

The Brazilian Ministry of Mines and Energy (“Brazilian MME”) regulates the electricity industry and its primary role is to establish the policies, guidelines and regulations for the sector.

The Brazilian National Energy Policy Council (“CNPE” in its Portuguese acronym) is in charge of developing the national electricity policy. Among its roles are to guide the President in the formulation of energy policies and guidelines, promote the stable and secure supply of the country’s energy resources, ensure the energy supply to the most distant places of the country, establish directives for specific programs (such as the use of natural gas, alcohol, biomass, coal and thermonuclear energy), and establish directives for the import and export of energy.

The Energy Research Company (“EPE” in its Portuguese acronym) is an entity under the Brazilian MME. Its purpose is to provide services in the area of studies and research to support the energy sector planning.

ANEEL, the Brazilian National Agency for Electric Energy, is the entity that implements the regulatory policies, and its main responsibilities include, among others: (i) supervision of the concessions for electricity sale, generation, transmission and distribution; (ii) enactment of regulations for the electricity sector; (iii) implementation and regulation of the exploitation of electricity resources, including the use of hydroelectricity; (iv) promotion of a bidding process for new concessions; (v) resolution of administrative disputes between electricity sector agents; and (vi) setting the criteria and methodology for determining distribution and transmission tariffs, as well as the approval of all the electricity tariffs, ensuring that customers pay a fair price for energy supplied and, at the same time, preserving the economic-financial balance of the distribution companies, so that they can provide the service to agreed quality and continuity.

The Energy Sector Monitoring Committee (“CMSE” in its Portuguese acronym) is an entity created under the scope of the Brazilian MME and is under the Brazilian MME’s direct coordination. CMSE was established to evaluate the continuity and security of the energy supply across the country. CMSE has the mandate to: (i) follow the development of the energy generation, transmission, distribution, trading, import and export activities; (ii) assess the supply and customer service as well as the security of the system; (iii) identify difficulties and obstacles that affect the supply security and regularity; and (iv) recommend proposals for preventive actions that can help preserve the supply security and service.

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

The Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA” in its Portuguese acronym) is an executive body of the National Environmental Policy, which takes the form of a federal autarchy. It is part of the Ministry of Environment, with responsibility for the implementation of the National Environmental Policy and the preservation and conservation of natural heritage, exercising control and supervision over the use of natural resources (water, flora, wildlife, soil, etc.).

IBAMA is also responsible for the environmental impact studies and the granting of environmental licenses for projects nationwide. The environmental license is a procedure by which the competent environmental agency at the federal, state or municipal levels, allows the location installation, expansion, and operation of businesses and activities that require natural resources. It also can consider the effective or potential pollution, in whatever form, and any cause of environmental degradation. This license seeks to ensure that preventive and control measures taken in the draft are compatible with sustainable development.

The Electricity Law

General

Before 1993, power tariffs were the same throughout Brazil. The dealers were entitled to a guaranteed return because the regulatory regime provided for the cost of service. Concession areas that obtained a higher return than the one guaranteed deposited the surplus in a fund from which the distributors with less than the guaranteed return withdrew the difference.

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

The Power Sector Law also introduced the concept of independent power producers (“IPPs”) in order to open the electricity sector to private sector investment. IPPs are single agents, or agents acting in a consortium, who receive a concession, permit or authorization from the Brazilian government to produce electricity for sale for their own account.

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

Limits and Restrictions

Regulatory Resolution 299/2008 repeals certain sections of ANEEL Resolution 278/2000, which established the limits and conditions for the participation of electricity distributors and traders. Specifically, the section of Resolution 278/2000 on limits to generation was repealed. Subsequently, Resolution 378/2009 establishes new procedures for analyzing mergers and violations of economic regulations in the electric power sector.

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

In September 2012, ANEEL’s Provisional Resolution 579 established the criteria for the renewal of generation, transmission and distribution concessions that expire between 2015 and 2017. It foresees the reduction of energy tariffs and indemnities for non-depreciated investments in hydroelectric plants and transmission installations. In addition, Provisional Resolution 577 defines procedures for the temporary provision of the electricity energy service in the case of cancellation of concessions due to management problems. It also reinforces the powers of ANEEL to intervene in the case of economic-financial imbalance in order to avoid affecting the service provided.

On January 23, 2013, the Brazilian congress approved Law 12,783, which renewed electricity concessions according to Provisional Resolution 579. This law requires companies to reduce the average electricity tariff by 20.2% from February 2013, and to extend generation, transmission and distribution concessions for up to 30 years, for both hydroelectric and thermal plants, which expire between 2015 and 2017.

Dispatch and Pricing (Settlement Price for the Differences (“PLD”)

The PLD is used to value the purchase and the sale of electric power in the short term market. The price-setting process of the electric power traded in the short-term market is accomplished by using the data employed by the ONS to optimize the operation of the Brazilian NIS.

The mathematical models used to compute the PLD take into account the preponderance of hydro-electric plants within the Brazilian power generation grid. The purpose is to find an optimal equilibrium solution between the current benefit obtained from the use of the water and the future benefit resulting from its storage, measured in terms of the savings from the use of fuels for thermal plants.

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

Electricity Reallocation Mechanism

The Electricity Reallocation Mechanism (“MRE”) provides financial protection against hydrological risks for hydro-generators in order to mitigate the shared hydrological risks that affect generators and assure the optimal use of the hydroelectric resources of the interconnected power system.

The mechanism guarantees that despite of the centralized dispatch all the generators that participate in the MRE will have a participation in the overall hydro generation dispatched in the proportion of its assured energy. The value of the final allocated energy to a generator can be greater or less than its assured energy depending if the overall hydro generation is greater or less than the overall hydro assured energy, respectively. This mechanism permits each generator, before buying energy in the spot market to fulfill its contracts, to purchase cheaper energy at a price that covers the incremental costs of operation and maintenance of hydroelectric plants and the payment of financial use of water compensation. The tariff used for trading energy in the MRE, the Optimum Energy Tariff, was set as R$ 10.54 / MWh for 2014.

As the overall generation is more stable than the individual production, the MRE is a very efficient mechanism to reduce the volatility of the individual production and the hydrological risk. Therefore, the energy contracts are only financial instruments in the Brazilian system and generation is totally disassociated from the energy contracts.

Sales between the Agents of the Market

The current model for the electric sector states that the trading of electric power is accomplished in two market environments: the Regulated Contracting Environment (“ACR” in its Portuguese acronym) and the Free-Market Contracting Environment (“ACL” in its Portuguese acronym).

Contracting in the ACR is formalized by means of regulated, bilateral agreements, called Electric Power Trading Agreements within the Regulated Environment (“CCEAR” in its Portuguese acronym) entered into between selling agents (sellers, generators, independent producers or self-producers) and purchasing agents (distributors) who participate in electric power purchase and sale auctions.

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

Sales by Generation Companies to Unregulated Customers

In the unregulated contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers. As for the regulated environment, where distribution companies operate, the purchase of energy must be conducted pursuant to a bidding process coordinated by ANEEL. In 2012, the Brazilian MME’s Decree 455 mandated the creation of a prices index and a requirement to register energy contracts ex-ante. According to the internal schedule of the CCEE, the new price index is expected to be published in June 2014. It is expected that this index will be subject to internal tests over a six month period before being officially published in the market.

Sales by Distribution Companies and Regulated Customers

Pursuant to market regulations, 100% of the energy demand from distributors must be satisfied through long-term contracts. Contracts must be renewed or newly entered into prior to the expiration of current contracts.

Tenders under the current regulatory environment are as follows: (i) A-5 tenders, corresponding to tenders for energy purchases from new generation sources to be supplied five years following the tender; (ii) A-3 tenders, for the acquisition of energy from new generation sources; (iii) A-1 tenders, for the acquisition of energy from existing generation sources; and (iv) A-0 tenders, energy adjustment tenders, for supplementing the energy load necessary for servicing customers in the distribution concession market, with a limit of 1% of such load. Reserve tenders are also carried out for increasing the security of the system.

Various energy tenders were held during 2011, including an A-3 tender and a reserve tender completed in August and an A-5 tender in December.

In the A-3 tender process for the supply of 2014, 2,744.6 MW of new capacity was assigned and is to be generated by 51 plants. Of the total contracted, 62% was from renewable sources (hydroelectric, wind and biomass) and the remaining 38% from fossil fuels (natural gas).

The tender for reserve energy in August 2011 assigned 1,218.1 MW. These were from wind farm, thermal and biomass projects, involving a total of 41 generating plants. The average price was R$ 99.61 per MWh.

For the new A-5 tender process carried out in December 2011, 42 projects were assigned with a capacity of 1,211.5 MW at an average price of R$ 102.18 per MWh.

For 2012, two tenders were planned. An A-3 tender for December 12, 2012 was cancelled due to the low demand of distributors. An A-5 tender for new energy was held on December 14, 2012. Of the 574.3 MW of total installed capacity up for tender, 303.5 MW was allocated. The weighted average price was fixed in R$ 91.25 per MWh. Of the total energy allocated, 294.2 MW was allocated to two hydroelectric plants (at an average price of R$ 93.46 per MWh) and 281.9 MW was allocated to ten wind farms (at an average price of R$ 87.94 per MWh) .

In 2013, six tenders took place: (i) an energy adjustments tender, in which no energy was allocated and the maximum price was fixed at R$ 163 / MWh; (ii) an A-0 tender in which no energy was allocated and the maximum price was fixed at R$ 177.22 / MWh; (iii) an A-1 tender in which only 39% of the distributors requirements was allocated at average price of R$ 177.22 / MWh; (iv) an A-3 tender with 332.5 MWh allocated to 39 wind power plants at average price of R$ 124.43 / MWh; (v) an A-5.1 tender in which 690.8 MWh was allocated (46% hydroelectric plants and 54% of biomass thermal plants) at an average price of R$ 124.97 / MWh; and (vi) an A-5.2 tender in which 1,599.5 MWh (33% of hydroelectric plants, 5% of biomass thermal plants and 62% of wind power plants) was allocated at an average price of R$ 109.93 MWh.

For 2014, an A-3 tender has been scheduled for June 6, 2014. Three energy adjustment tenders, at least one A-1 tender and one A-5 tender are expected to be held as well.

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

Law 10,438/02 created certain incentive programs for the use of alternative sources in the generation of electricity, known under the name of Proinfa. It assures the purchase of the electricity generated by Eletrobras for a period of 20 years and financial support from the Brazilian National Development Bank (“BNDES” in its Portuguese acronym), a state-owned development bank. Other programs include a discount of up to 50% on the distribution or transmission tariffs and a special exception for the customers with electricity demand in the range of 500 to 3,000 kW who decide to migrate to an unregulated environment, provided that such customers purchase electricity from generating companies using non-conventional sources of electricity.

Selling agents are responsible for paying the buying agent if they are unable to satisfy their delivery obligations. ANEEL regulations set forth the fines applicable to electricity agents based on the nature and the materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture). For each violation, fines may be imposed for up to 2% of the concessionaire’s revenues arising from the sale of electricity and services provided (net of taxes) in the 12-month period immediately preceding any assessment notice.

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

There are three types of regulated bids: new energy bids, existing energy bids, and adjustment bids. The government also has the right to call special bids for renewable electricity (biomass, mini-hydro, solar and wind power). ANEEL and CCEE hold the bids annually. The contracting system is multilateral, with generating companies entering into contracts with all distributors who call for bids.

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

Distribution companies’ pricing is intended to maintain constant operating margins for the concessionaire by allowing for tariff gains due to Parcel A costs and by permitting the concessionaire to retain any efficiency gains achieved for defined periods of time. Tariffs to end customers are also adjusted according to the variation of costs incurred in purchasing electricity.

Ordinary tariff reviews take into account the entire tariff-setting structure for the company, including the costs of providing services and purchasing energy, as well as a return for the investor. The tariff review period is defined by distributors at the time of signing their respective concession agreement. Therefore, in Brazil, some distributors have a period of three years, most have four year periods and some have five year periods. This means the tariff review applies to all distributors, but with different time periods.

Under the previous methodology, the asset base for calculating an allowed return for the investor is the market replacement value depreciated during its accounting useful life, and the rate of return allowed for those assets is based on the weighted average cost of capital (“WACC”), for a “model company”. The operating and maintenance costs reflected in the tariff are calculated based on the model company, which considers the special characteristics of each distribution concession area.

In November 2011, ANEEL approved a new methodology relating to the rules for the third cycle of periodic tariff revisions for electricity tariffs, effective from 2011 to 2014. There were significant changes with respect to the previous methodology:

•	For operating costs, the model company is no longer used. The values defined in the previous cycle are adjusted by the variation in the number of customers, consumption and networks, discounting the productivity gains achieved by the distributors;

•	The WACC rate of return was reduced to reflect the lower risk of investing;

•	The sharing of other revenues with the customer was expanded;

•	A new methodology to estimate the distribution of productivity gains and to maintain the economic and financial balance over the tariff cycle was adopted; and

•	A new incentive mechanism for improving the quality of service was introduced.

The law guarantees an economic and financial equilibrium for a company in the event that there is a substantial change in its operating costs. In the event that the Parcel A cost components, such as energy purchases and taxes, increases significantly within the period between two annual tariff adjustments, the concessionaire may request that ANEEL pass those costs through to the final customers.

Governmental Tariff Reduction Plan (Provisional Resolution 579/2012)

On September 12, 2012, the Brazilian government’s Provisional Resolution 579/2012 (“MP 579”) reduces tariffs for final customers and defines new concession renewal policies for generation and transmission companies.

In order to reduce the tariff, the Brazilian government proposed to eliminate two sector charges, the Global Reversal Reserve, which are funds to promote expansion in the electricity sector and to indemnify concessions, and the Fuel Consumption Bill, which is a subsidy to thermal generation companies mainly in the northern region. It also reduced the Energetic Development Account (“CDE”) by 75%. The CDE provides energy development from alternative sources, promotes energy service globalization, and subsidizes the low income residential sub-class. These charges will be covered directly with funds from the Brazilian government.

In addition, this resolution provides new concession renewal policies for generation and transmission companies, with concession contracts expiring before 2017 (20% of the generation companies). Although existing laws provided for the possibility of renewing such concessions, there was no clear guidance on the terms of the renewed concessions. With the new policy, energy purchases charges will be reduced due to the non-recognition of assets already amortized, and therefore if the concession-holders choose to renew under such terms, then they would only be able to recover costs related to operation and maintenance. Affected companies represent 23 GW of hydropower capacity and 85,000 kilometers of transmission lines. Approximately 65% of the affected generation companies and all of the affected transmission companies agreed with the new rules.

Legislation containing Provisional Resolution 579/2012 was approved by the Brazilian House of Representatives and was sent for signature of the President of Brazil, by the Law 12.783/2013. The tariff reduction plan aimed at reducing tariffs to final customers by 20%, was passed on January 24, 2013 after an extraordinary tariff review of all of distribution companies.

At the beginning of 2013, distributors had an imbalance between regulated demand and energy suppliers. Thus, they were involuntary forced to buy the required energy to serve their regulated customers at the spot market. Due to this imbalance, on March 8, 2013, Presidential Decree 7.945/2013 authorized the pass-through of federal resources to distributors in order for them to pay part of the extra energy costs to which they had been involuntary exposed. The extra energy costs not paid by federal resources will be covered via regulated tariffs in 2014 and 2015 as set forth by regulation of ANEEL, as adjusted by the SELIC interest rate.

In 2014, Decree 8,203 authorized the use of the Conta de Desenvolvimento Energy (CDE) to cover part of the additional costs of distribution companies by involuntary exposure to the spot market. Thus, the decree allows the Treasury to anticipate CDE resources.

Regulation in Transmission

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located away from the large centers of power consumption. Today, the country’s system is almost entirely interconnected. Only the states of Amazonas, Roraima, Acre, Amapá, Rondônia and a part of Pará are still not connected to the interconnected power system. In these states, supply is carried out by small thermal plants or hydroelectric plants located close to their respective capital cities, but the Brazilian government is gradually connecting these areas.

The interconnected power system provides for the exchange of power among the different regions when any region faces problems such as a reduction in hydroelectric power generation due to a drop in its reservoir levels. As the rainy seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines (500 kV or 750 kV) make it possible for locations with insufficient power production to be supplied by generation centers located in a more favorable location.

Any electric power market agent that produces or consumes power is entitled to use the basic network. Free-market customers also have this right, provided that they comply with certain technical and legal requirements. This is called “free access” and is guaranteed by law and by ANEEL.

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

Colombia

Industry Overview

Industry Structure

The Wholesale Electricity Market in Colombia ( “Colombian MEM” in its Spanish acronym) is based on a competitive market model and operates under open access principles. The Colombian government participates in this market through an institutional structure that is responsible for setting forth policies and regulations, as well as for exercising supervision and control powers in respect of market participants. The Colombian MEM relies for its effective operation on a central agency known as the Colombian Administrator of the Commercial Exchange System (“ASIC” in its Spanish acronym).

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

The following chart shows the relationships among the various participants in the Colombian MEM:

Generation activity consists of the production of electricity through hydroelectric, thermoelectric and all other generation plants connected to the Colombian NIS. The generation sector is organized on a competitive basis, with independent generators selling their output on the spot market or through private contracts with large customers, other generators and traders. Generation companies are required to participate in the Colombian MEM with all of their generation plants or units connected to the Colombian NIS with generating capacities equivalent to or exceeding 20 MW. Generation companies declare their energy availability and the price at which they are willing to sell it. This electricity is centrally dispatched by the National Dispatch Center (“CND” in its Spanish acronym).

Trading consists of intermediation between the market participants that provide electricity generation, transmission and distribution services and the customers of these services, whether or not that activity is carried out together with other electricity-sector activities.

Electricity transactions in the Colombian MEM are carried out under the three following modes:

1.	Energy spot market: short term daily market
2.	Bilateral contracts: long term market; and
3.	“Firm Energy”.

“Firm Energy” refers to the maximum electric energy that a generation plant is able to deliver on a continual basis during a year, in extreme conditions of hydro inflows. The generator who acquires a Firm Energy Commitment (“OEF” in its Spanish acronym) will receive a fixed remuneration during the commitment period, which is explained in the “Incentives and Penalties” section below.

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

The Colombian Mining and Energy Planning Agency (“UPME” in its Spanish acronym) is in charge of planning the expansion of the generation and transmission networks.

The National Council for Economic and Social Policy (“CONPES” in its Spanish acronym) is the highest national planning authority and works as an advisory entity to the government in all aspects related to Colombia’s economic and social development. It coordinates and directs the entities responsible for economic and social direction, through the study and approval of documents on policy development.

The National Planning Department (“DNP” in its Spanish acronym) performs the functions of Executive Secretariat of the CONPES and is therefore the entity responsible for coordinating and presenting the documents for discussion at meetings.

The Energy and Gas Regulatory Commission (“CREG” in its Spanish acronym) implements the principles of the industry set out by the Colombian Electricity Act. This commission is constituted by five experts named by the Colombian President, the Colombian MME, the Colombian Ministry of Public Credit and the director of the DNP or their delegates. Such principles are: efficiency (the correct allocation and use of resources and the supply of electricity at minimum cost); quality (compliance with technical requirements); continuity (continuous electricity supply without unjustified interruptions); adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency); neutrality (impartial treatment of all electricity customers); solidarity (the provision of funds by high-income customers to subsidize the subsistence consumption of low-income customers); and fairness (an adequate and nondiscriminatory supply of electricity to all regions and sectors of the country).

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

The National Operation Council (“CNO” in its Spanish acronym) is responsible for establishing technical standards to facilitate the efficient integration and operation of the Colombian NIS. It is a consultative entity composed of the CND’s Director and generation, transmission and distribution company representatives.

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

The Superintendency of Domestic Public Services (“SSPD” in its Spanish acronym) is responsible for overseeing all public utility services companies. The SSPD monitors the efficiency of all utility companies and the quality of services. The SSPD can also assume control over utility companies when the availability of utility services or the viability of such companies is at risk. Other duties include (i) enforcing regulations, imposing penalties and generally overseeing the financial and administrative performance of public utility companies, (ii) providing accounting norms and rules for public service companies, and (iii) in general, organizing information networks and databases pertaining to public utilities.

The Ministry of Environment and Sustainable Development is responsible for the management of the environment and renewable natural resources. It is also responsible for guiding and regulating environmental planning as well as developing policies and regulations. The Ministry of Environment and Sustainable Development’s goal is to recover, conserve, protect, and promote sustainable use of renewable natural resources, the environment of the nation, and to ensure sustainable development, without prejudice to the functions assigned to other sectors.

The Ministry of Environment and Sustainable Development, together with the Colombian President, aims to develop national environmental and renewable natural resource policies to ensure the right of Colombians to a healthy environment in which natural heritage and national sovereignty are protected.

The Electricity Law

General

In 1994, the Colombian congress passed significant reforms affecting the public utilities industry. These reforms, contained in Law 142, known as the Public Utility Services Law (“LSPD” in its Spanish acronym), and Law 143, were the result of constitutional amendments made in 1991. These laws form the basic legal framework that currently governs the electricity sector in Colombia. The most significant reforms included the opening of the electricity industry to private sector participation, the functional segregation of the electricity sector into four distinct activities (generation, transmission, distribution and trading), the creation of an open and competitive wholesale electricity market, the regulation of transmission and distribution activities as regulated monopolies and the adoption of universal access principles applicable to transmission and distribution networks.

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

Additionally, if an electricity generation company’s share of Colombia’s total Firm Energy ranges from 25% to 30% and the market’s Herfindahl Hirschman Index (“IHH” in its Spanish acronym), a measure of market concentration, is at least 1,800, such company becomes subject to monitoring by the SSPD. If an electricity generation company’s share of Colombia’s total Firm Energy exceeds 30%, such company may be required to sell its share exceeding the 25% threshold.

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

The Colombian government cannot legally participate in the execution and exploitation of generation projects. As a general rule, such projects are to be carried out by the private sector. The Colombian government is only authorized to enter into concession agreements on its own behalf relating to generation when there is no entity prepared to assume these activities on comparable conditions.

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

Additionally, the CND plans for the dispatch, which takes into account the limitations of the network, as well as other conditions necessary to satisfy the energy demand expected for the following day in a safe, reliable and cost-efficient manner. The cost differences between the “planned dispatch” and the “optimal dispatch” are called “restriction costs”. The net value of such restriction costs is assigned proportionally to all the traders within the Colombian NIS, according to their energy demand, and these costs are passed through to the end customers. Some generators have initiated legal proceedings against the government arguing that recognized prices do not fully cover the costs associated with these restrictions on the grounds that current regulations do not take into account all the costs incurred under safely reliable generation. However, from CREG’s point of view, Resolution 036-2010 modified the remuneration of these restrictions for hydro plants by assigning the opportunity cost to the spot price.

In July 2012 and October 2013, CREG published Resolutions 076-2012 and 082-2013, respectively (“Statute for situations of scarcity in the MEM as part of the operative regulations”) that proposed a draft resolution for defining the rules of operation under critical supply conditions.

Sales by Generation Companies to Unregulated Customers

In the unregulated market, generation companies and unregulated customers sign contracts in which terms and prices are freely agreed. Typically, these agreements establish that the customer pays the energy that it consumes each month without a cap or a floor. The prices are fixed in Colombian pesos indexed monthly to the Colombian PPI. According to resolution CREG 131 of 1998, to be considered “unregulated”, customers are required to have an average monthly power demand for six months of at least 0.1 MW, or a minimum of 55 MWh in monthly average energy demand over the prior six months.

Sales by Distribution Companies to Regulated Customers

The regulated market is served by traders and by distributors acting as traders, who bill all service costs, according to prices regulated by CREG. The scheme allows distributors to pass through the average purchase price of all the market transactions that affect the regulated market into the customer’s tariff, thereby mitigating spot price volatility and providing an efficiency signal to the market. Additionally, CREG established a formula for the total cost of service, which transfers transmission, distribution, marketing costs, and physical losses costs to the regulated market.

Sales by Generation Companies to Traders for the Regulated Market

Traders in the regulated market are required to buy energy through procedures that ensure free market competition. For evaluating the bids, the buyer takes into account price factors as well as other technical conditions and commercial objectives to be defined before the contracting process. These agreements can be signed with different terms, such as: “Pay amount contracted”, “Pay amount demanded with or without a limit”, “Pay the percentage actually consumed”, etc. Prices are denominated in Colombian pesos indexed monthly to the Colombian CPI.

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

Generation contribution to the Financial Support Fund for Energy for Unconnected Zones (“FAZNI” in its Spanish acronym): Law 633 of 2000 (tax reform) states that generators must make a contribution of 1 Colombian peso to the FAZNI for every kilowatt dispatched on the Wholesale Energy Exchange. Initially, this requirement was effective until December 31, 2007 but it was extended to 2014 by Law 2,099 of November 2006.

Incentives and Penalties

Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the OEF that they provide to the system. The OEF is a commitment on the part of generation companies backed by its physical resource capable of producing firm energy during scarcity periods. A generator that acquires an OEF will receive fixed compensation during the commitment period, whether or not the fulfillment of its obligation is required. To receive reliability payments, generators have to participate in firm energy bids by declaring and certifying such firm energy. Until November 2012, the transition period, the firm energy supply for reliability purposes was assigned proportionally to the declared firm energy of each generator. Beyond the transition period, the additional firm energy required by the system is allocated by bids.

During 2011, CREG published resolutions for the assignment of OEF for the periods from December 2014 to November 2015 and from December 2015 to November 2016. For the first of these periods, the OEF assigned this pro rata to the existing generators while, for the second, it carried out a second tender for the electricity sector on December 27, 2011.

During 2013, Resolution 062-2013 created incentives for thermal plants to back up their OEF with imported natural gas to guarantee their OEF for 10 years beginning December 2015. The new resolution proposes the foundations of the remuneration for the group of thermal plants in order to develop the first regasification terminal in Colombia. The project will be constructed by an “Infrastructure Agent” that will be chosen through a tender process in 2014.

On March 10, 2014, CREG published Resolution 022/ 2014, which defined a transitory regulated revenue in order to motivate the agents to build the regasification terminal.

The tender for firm energy for the period from November 2015 to December 2016 was made on December 27, 2011. Seven companies participated with a total of eight projects of which five were assigned at a price of US$ 15.7 per MWh. The new projects are Río Ambeima (hydro, 45 MW), Carlos Lleras Restrepo (hydro, 78 MW), San Miguel (hydro, 42 MW), Gecelca 32 (thermal, 250 MW) and Tasajero 2 (thermal, 160 MW). The new assignments were made for a period of twenty years as of December 1, 2015.

In addition, on January 26, 2012, the auction was concluded for projects with long construction periods (“GPPS” in its Spanish acronym) which assigned OEFs for a period of twenty years to three hydroelectric projects and one thermal project. Two of these were assigned to new plants: Termonorte which will have a capacity of 88 MW by 2017 and the Porvenir II hydroelectric power plant which will have a capacity of 352 MW by 2018. The other two involved increases in OEF for plants already under construction and had available firm energy following the GPPS process carried out in 2008 (Sogamoso and Pescadero-Ituango hydroelectric plants). The process ended with assignment prices below the maximum defined for the auction in December (US$ 15.70 per MWh), and were in connection with Termonorte (US$ 14.90 per MWh); Porvenir II (US$ 11.70 per MWh); Sogamoso and Pescadero-Ituango (US$ 15.70 per MWh).

CREG regulated the reconfiguration auction scheme, under the methodology of reliability charge that allowed agents to change the beginning of the OEF by renouncing the “reliability payments” and paying a premium. The market operator, XM, published the results of the auction sale reconfiguration of OEF and Termocol, Amoya and Gecelca were the participating companies.

During 2012 CREG also issued the statement regarding OEF allocation for the period from December 2016 to November 2017. CREG indicated that (i) a tender for OEF allocation was not necessary due to the conditions of the system and (ii) the assignment schedule will be published once there is greater certainty with regards the dates for execution of the Colombia-Panama interconnection agreement and the processes for importing natural gas. CREG Circular 045 states that this publication will be made after June 30, 2014.

Despite the statement, a tender was finalized in July 2012 for the reconfiguration of the OEF for the period from December 2012 to November 2013. The OEF was allocated to Termocol, which owns the Poliobras project (4.5 GWh per day) and to Amoyá, which owns the Isagen project (0.5 GWh per day). Such tenders are called when previously allocated OEFs exceed the projected demand for a certain period. The tender ended with a price margin of US$ 0.60 per MWh, which is over the reliability load price for the period from December 2012 to November 2013.

Electricity Exports and Imports

Decision CAN 536 of 2002, CAN 720 of 2009, and CAN 757 of 2011, signed by the countries that participate in the Andean Nations Community (“CAN” in its Spanish acronym), Colombia, Ecuador, Bolivia and Peru, established the general framework for the interconnection of electrical systems that created a coordinated economic dispatch for the countries involved in the interconnections. Under this framework, the interconnection system between Colombia and Ecuador was inaugurated in March 2003. The two countries adopted a transitional regime pursuant to CAN 757, while adopting common standards in order to make such international transactions viable.

In addition to the interconnection with Ecuador Colombia is also interconnected with Venezuela by three links, the most important being the Cuestecitas-Cuatricentenario line. During 2011 and 2012, there were some transfers of energy made from Colombia to Venezuela, due to shortages in Venezuela, over this line under an agreement between the presidents of both nations. The agreement covers estimated transactions of 30 GWh per month, with a demand of 70 MW in periods of low and medium load and of 140 MW in periods of high load. The contract was signed on February 1, 2013 for a term of eleven months and was formalized by a contract between Isagen (Colombia) and Corpoelec (Venezuela).

There is also an energy interconnection project with Venezuela being carried out by the Institute of Planning and Promotion of Energy Solutions for Non-Interconnected Zones (“IPSE” in its Spanish acronym) pursuant to an agreement between Colombia and Venezuela. Under the terms of this agreement, Colombia will sell electricity to Venezuela at a rate that is much cheaper than the costs to produce it. Venezuela is expected to pay for the electricity with fuel rather than cash. This interconnection project is estimated to cost US$ 8 billion and contemplates the construction of a 35.6 kilometer transmission line with a capacity of 34,500 volts in order to supply electricity to the region of San Fernando de Atabapo, Venezuela.

In the first half of 2012, CREG and the National Public Services Authority of Panama (“ASEP” in its Spanish acronym) issued resolutions that provided for enhancing the process for tendering of rights to construct the future interconnection line between Colombia and Panama.

The resolutions also supplement pre-existing resolutions by providing for provisions that allow Panamanian distribution companies to participate in future tenders in Colombia. The most important resolutions issued by Colombia are (i) CREG-002-2012, which attempts to resolve the discrepancies between firm capacity in Panama and the OEF in Colombia; (ii) CREG-004-2012, which outlines the exchanges in conditions of rationing; and (iii) CREG 057-2012, which is an operative agreement between the operators of the systems of Colombia and Panama. Panama has also issued parallel resolutions that enable Colombian companies to participate in tenders in Panama as international interconnection agents.

Emgesa, Isagen, Celsia and its subsidiary EPSA participated in the tender process to obtain line capacity rights in Panama that took place on August 21, 2012. These companies were able to participate in the tender by forming subsidiaries in Panama and complying with all requirements under Panamanian law, including the provisions relating to guarantees.

In June 2012, Interconexión Eléctrica Colombia-Panamá (“ICP”), which is jointly owned by Interconexión Eléctrica de Colombia (“ISA”) and the state-owned Empresa de Transmisión Eléctrica de Panamá (“ETESA”), was entrusted with the construction of an interconnection project and was allowed to join the tender for capacity rights. ICP submitted the base amount that is necessary to participate in the tender and proceeded to obtain prequalifications in July and August 2012. However, the tender process was suspended indefinitely on August 19, 2012. This was primarily due to financial reasons as the Panamanian government, citing budget constraints, refused to provide a firm commitment to contribute capital.

ICP is expected to continue to seek financial support in order to ensure the viability of the project and reduce uncertainties for the participants. With the support from the Interamerican Development Bank, ICP has hired a consultant to carry out a study that will explore alternatives plans that would result in more competitive energy prices and greater business opportunities. The Colombian government is also in conversations with its Panamanian counterpart in order to restart the process.

In November 2012, the Declaration of Santiago was signed by Chile, Colombia, Ecuador, Peru and Bolivia. The main purpose of this declaration was to facilitate regional electricity transaction by harmonizing regulatory frameworks of the member countries.

Gas Market

Natural gas is important for the Colombian electricity sector, as natural gas is a key fuel for generation. The Colombian natural gas market operates under near monopolistic conditions and consists of a primary market, secondary market and short-term market. Supply contracts depend on a balance between supply and demand for the next five years, which is calculated by the regulatory authority every year. Transportation contracts are traded under bilateral negotiation schemes or through auctions.

This regulatory framework is the result of a former proposal that sought to reform the wholesale market for natural gas and ensure that it operates under the principles of transparency and liquidity. This new framework also outlines entities that are eligible to participate in each market, the types of permitted transactions, and the kind of contracts that may be entered into. It even seeks to create standardized force majeure provisions for such contracts in order to clarify the responsibilities of the parties. The new rules took effect in August 2013.

Additionally, in June 2013 the regulatory authorities published a new incentive framework so as to enable the possibility for the first regasification facility on the north coast of the country. The principal purpose of this facility will be to serve as a backup source of gas to certain thermal plants in Colombia. In the long term, this facility will be an alternative point of supply for the market.

Regulation of Distribution Companies

Distributors (or network operators) are responsible for planning, investing, operating, and maintaining electricity networks below 220 kV. These include regional transmission systems (“STR” in their Spanish acronym) and local distribution systems (“SDL” in their Spanish acronym). Any customer may access the distribution network by paying a connection fee. Under this scheme, the distributor is a passive agent who does not buy energy and is only responsible for transporting it and controlling the technical energy losses.

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

The methodology for remunerating the distribution business segment was defined by CREG in 2008. The WACC was set at 13.9% before taxes for assets operating above 57.5 kV and 13.0% before taxes for assets operating under this threshold. CREG also defined a methodology for the calculation of distribution charges by creating an incentive scheme for administrative, operating and maintenance costs, service quality and energy losses. During 2009, after auditing the information reported by the companies, CREG established the distribution charges applicable until October 2013. Accordingly, it is expected that CREG will issue a new distribution charge methodology during 2014 and such charges would be approved in 2015.

The distribution charges are defined for four different voltage levels which are applied depending on the customer’s connection point as follows:

Level 1: less than 1 kV;

Level 2: at least 1 kV but less than 30 kV;

Level 3: at least 30 kV but less than 57.5 kV; and

Level 4: at least 57.5 kV but less than 220 kV.

Charges are set for a five-year period and are updated monthly according to the PPI. According to CREG’s agenda, the new distribution methodology will be published in the fourth quarter of 2014.

Incentives and Penalties

In December 2011, CREG defined a coverage mechanism, so traders, who serve as final customers, have to guarantee distributors the payment of the STR and SDL tariffs. CREG established that these kinds of traders must use one of the following instruments, in order to provide security of payment to distributors: bank guarantees, stand-by letters of credit letters (either domestic or international) and monthly prepayments.

At the same time, CREG defined new regulation related to non technical losses. It defined that the companies that face higher losses than those approved in current regulation should design a plan to reduce them. CREG approved a new pattern of losses that will be included in the tariff for companies that face losses at an efficient level, and established that non technical losses above the efficient level must be assumed by both distributors.

The distribution business has tariff incentives contingent on the quality of service. Distributors also have to make compensatory payments to customers when it cannot meet the established continuity criteria. In 2012, CREG established the new quality of service regulation for the STR. Specifically, it defined incentives for energy a distribution company fails to provide and required companies to compensate customers for any service interruptions in the STR.

Also in 2012, CREG defined the power quality regulation. Overall, it established minimum quality standards and designed a mechanism in which customers can present their claims to distribution companies and receive compensation if standards are not accomplished by the company. This mechanism introduces new measurement requirements.

Regulation in Transmission

Transmission companies which operate at no less than 220 kV constitute the National Transmission System (“NTS”). They are required to provide access to third parties on equal conditions and are authorized to collect a tariff for their services. The transmission tariff includes a connection charge that covers the cost of operating the facilities, and a usage charge, which applies only to traders.

CREG guarantees an annual fixed income to transmission companies. Income is determined by the new replacement value of the network and equipment and by the resulting value of bidding processes awarding new projects for the expansion of the NTS. This value is allocated among the traders of the NTS in proportion to their energy demand.

The expansion of the NTS is conducted according to model expansion plans designed by the Mining and Energy Planning Agency (“UPME”, in its Spanish acronym) and pursuant to bidding processes opened to existing and new transmission companies, which are handled by the Colombian MME in accordance with the guidelines set by CREG. The construction, operation and, maintenance of new projects is awarded to the company that offers the lowest present value of future cash flows needed for carrying out the project.

In 2012, CREG established the new quality of service regulation for the NTS. It defined incentives for failure to provide energy and required companies to compensate customers, by reducing their charges, for service interruptions in the NTS.

Trading Regulation

The retail market is divided into regulated and unregulated customers. Customers in the unregulated market may freely and directly enter into electricity supply contracts with a generator or a distributor, acting as traders, or from a pure trader. The unregulated customer, which for 2013 represented about 33% of the market, consists of customers with a peak demand in excess of 0.1 MW or a minimum monthly energy consumption of 55 MWh.

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

In December 2011, CREG issued the Retailing Code, which includes specific rules that improve retailers’ relations with other electricity market members. It established new regulations about energy measurement, non-technical losses, the retailers’ connection to the wholesale electricity market, and the retailers’ credit risks, among other considerations.

In October 2013, CREG published a new resolution that defines “technical equity” (equity corresponding to the minimum equity that allows agents to perform operations on the wholesale market, either as sellers or buyers) as a mechanism to rate the technical abilities of companies in order to protect the wholesale market from unstable companies. According to the new rule, any transaction in the spot market has to be lower than the technical equity of the companies involved in the transaction.

In order to improve wholesale price formation, CREG has been designing a new energy procurement scheme based on long term energy bids, known as Organized Market (“MOR” in its Spanish acronym). The final rules for this new system are not available, but CREG issued a new draft version of the mechanism by Resolution 117-2013, and the deadline for consultations has passed. It is expected that CREG will issue the final resolution on MOR in early 2014 and will call for the first auction in mid-2014.

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

In addition, the final costs of the service are affected by subsidies and/or contributions that are applied according to the socio-economic level of each customer. When subsidies exceed contributions, the Colombian government covers the difference. The subsidies mechanism is experiencing some modifications. Colombian MME’s Resolution 18 1479 (August 2012) modified the subsidy removal method for residential customers whose consumption exceeds the subsistence consumption, as established in article 2 of Resolution 18 1272 of 2011.

Colombian MME’s Decree 011 2012 regulating the Social Energy Fund (“FOES” in its Spanish acronym) as provided in article 103 of Law 1450 of 2011 (published in 2012). The purpose of FOES is to cover up to CPs 46 per kWh of the value of electricity for subsistence consumption of residential customers belonging to income groups 1 and 2 of the least developed rural areas.

Another factor that affects the final tariff is the Distribution Area which established a single tariff for the distribution companies in adjacent geographic zones.

Environmental Regulation

The environmental framework in Colombia was established by Law 99/1993, which also established the Colombian Ministry of the Environment (now the Ministry of Environment and Sustainable Development) as the authority for determining environmental policies. The Colombian Ministry of Environment defines issues, executes policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.

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

Law 1450 of 2011 issued the National Development Plan 2010-2014. The plan establishes that between 2010 and 2014, the government must develop strategies for environmental sustainability and for the prevention of environment risks. These include measures such as the national plan for adaptation to climate change, the environmental licensing process and environmental impact studies.

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

NAMA and CDM are two mechanisms established by the United Nations in order to promote the developments of project which reduce emissions of greenhouse gases in certain countries (listed in Exhibit I of the Kyoto Protocol), for example, electric vehicles promoted by Endesa Spain and Enersis.

The Colombian Ministry of the Environment and Sustainable Development publishes progress reports annually for the portfolio projects of CDM and NAMA under development in Colombia. This gives interested parties a chance to buy CERs (Certified Emission Reduction) in connection with CDM projects and also provides financing opportunities in the case of NAMA projects.

In December 2012, the UPME published Resolution 0563, which establishes the procedure for the exclusion of sales tax for the programs or activities related to reduced energy consumption and energy efficiency.

In August 2013, the DNP issued CONPES Document 3762, a policy text that established guidelines for the identification and priorization of infrastructure projects that are of national and strategic interest in the energy, mining, oil, gas, and transportation sectors. It defines the relevant issues related with the formalities and procedures for acquiring land, prior consultation, community relations, environmental licensing and permits, and institutional coordination, all of which need to be resolved in order to assure the correct formulation and development of those projects.

In the last few years, the environmental regulation for the electricity sector has been focused on regulating power plant emissions, hydro policies (including water discharges and basin organizations), and environmental licensing and penalties.

Peru

Industry Overview

Industry Structure

In the Wholesale Electricity Market (“Peruvian MEM” in its Spanish acronym) there are four categories of local agents: generators, transmitters, distributors and large customers.

The following chart shows the relationships among the various participants in the interconnected system, (“SEIN” in its Spanish acronym)

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

The energy received by a generator’s unregulated and regulated customers does not necessarily coincide with the energy produced by that supplier since the generation plants’ production is allocated by the Committee of Economic Operation of the System (“COES” in its Spanish acronym), the system operator, through a centralized dispatch. The transfer cost is minimized through a consideration of the variable production costs of each power plant, regardless of their contractual commitments (the only exception to this rule are the natural gas plants, which declare the natural gas price once a year for dispatch purposes). Therefore, there is a short-term market also managed by the COES, where an economic balance is made between the energy produced and the consumption required by the generators’ customers. The only exception to this rule are the natural gas plants which declare (once a year) the natural gas price for dispatch matters.

The generation plants’ production and the customers’ energy consumption at the nodal short-term marginal cost are valued, and the deficit generators pay for the energy purchased from surplus generators. The balance made in connection with energy sales is also carried out with respect to capacity, in which case the price of the capacity corresponds to a price regulated by the Supervising Entity on Investment in Energy and Mining (“Osinergmin” in its Spanish acronym), the Peruvian regulatory electricity authority.

In 2008, due to gas transport and electricity transmission problems, Osinergmin defined a new rule to calculate spot prices through December 2013. Decree 049/2008 established two models, one which represented a theoretical dispatch without considering any restrictions and another that considered real dispatch with restrictions. The spot price is obtained from the theoretical dispatch (known as “idealized marginal cost”), and the additional operating costs resulting from system restrictions are paid by demand to the affected generators through a mechanism established by the authority. The “idealized marginal cost” regime was finally extended until December 31, 2016.

The settlements made by the COES also include payments and/or collections for complementary services such as frequency and tension regulation. They also consider compensation for operating cost overruns, such as the operation at minimum load, random operational tests, etc.

Regulation DS 027-2011-EM of June 2011 established that as of January 2014, several participants may also participate as buyers in the short-term market, in addition to the generators. These other participants include distributors (in order to meet the demand of their unregulated customers), large customers with demand over 10 MW, and a group of unregulated customers whose aggregate demand exceeds 10 MW. This regulation is now suspensed until the wholesale market prices return to previous levels (anticipated to occur after 2017).

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

There is only one interconnected system, the SEIN, and several isolated regional and smaller systems that provide electricity to specific areas. According to the National Institute of Statistics of Peru (“INEI” in its Spanish acronym as of December 2012, 91.2% of the population obtained electricity through the public network.

Principal Regulatory Authorities

The Peruvian Ministry of Energy and Mining (“MINEM” in its Spanish acronym) defines energy policies applicable nationwide, regulates environmental matters applicable to the energy sector and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities. On August 10, 2012, Regulation DS 030-2012-EM amended the articles of organization and defined the functions of MINEM and the Natural Gas Management Department .

The Agency for the Promotion of Private Investment (“PROINVERSIÓN” in its Spanish acronym) is a public entity responsible for attracting private investment in public utilities and infrastructure works. It also advises regarding the difficulties faced by investors in making their investments.

Osinergmin, the Energy and Mining Investment Supervisor, is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical and hydrocarbon activities, controls and enforces compliance with the obligations stated in the concession contracts, and is responsible for the preservation of the environment in connection with the development of these activities. Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs. It also controls and supervises the bidding processes required by distribution companies to purchase energy from generators.

The COES coordinates the SEIN’s short, medium- and long-term operations at minimum cost, maintaining the security of the system and optimizing energy resources. It also plans for the SEIN’s transmission development and manages the short-term market.

The National Institute for Defense of Competition and Intellectual Property (“INDECOPI” in its Spanish acronym) is responsible for promoting competition, protecting customer rights and safeguarding all forms of intellectual property.

The General Electricity Authority (“DGE” in its Spanish acronym) is the regulatory technical entity responsible for evaluating the electricity sector, and proposes the necessary regulations for the development of the electricity generation, transmission and distribution activities.

The Peruvian Ministry of Environment (“MINAM” in its Spanish acronym) defines environmental policies applicable nationwide and is the head of the national environmental management system, which includes the National Environmental Impact Assessment System, the National Environmental Information System, the Protected Natural Areas System, as well as the management of natural resources in its area of competence, biodiversity and climate change, among others.

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

Law 29,852/2012 and Regulation 021-2012-EM created the Hydrocarbons Energy Security System and the Fund of Social Energy Inclusion (“FISE” in its Spanish acronym). These laws also created a system of social compensation and universal service for the most vulnerable sectors of the population which will be financed by surcharges on the electricity billing of unregulated customers (equivalent to the surcharge that exists today for regulated customers on the Electrical Social Compensation Fund (“FOSE” in its Spanish acronym)), transport surcharges for hydrocarbon-derivate liquids and natural gas multi-pipelines and surcharges on the use of the natural-gas pipeline.

Osinergmin and distribution companies will be the administrators of the FISE, which funds will be directed to (i) the massification of natural gas to vulnerable sectors, (ii) develop new energy sources like photovoltaic cells, solar panels, etc., and (iii) supply liquefied petroleum gas (“LPG”) to vulnerable sectors.

Law 29,969/2012 provides for the massification of natural gas. State electricity distributors are authorized to carry out natural-gas programs, including the distribution of natural gas in their concession area. They will also be able to associate with companies specializing in the development of gas-distribution projects. Within a maximum term of three years from the start of the gas distribution, MINEM will start the process of promoting private investment for the granting of the gas-distribution concession of gas by the pipeline network.

Law 29,970/2012 guarantees energy security and promotes the development of the petro-chemical complex in the south of the country. Under this law, the following agendas have been declared as a matter of national interest: (i) guaranteeing energy security, (ii) transporting ethane to the south of Peru; and (iii) constructing regional pipelines in the regions of Huancavelica, Junín, and Ayacucho and linking them with the existing gas pipelines.

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

Regulation of Generation Companies

Concessions

Generation companies that own or operate a power plant with an installed capacity greater than 500 kW require a concession granted by the MINEM. A concession for electricity generation activity is an agreement between the generator and the MINEM, while an authorization is merely a unilateral permit granted by said public entity. Authorizations are granted by the MINEM for an unlimited period of time, although their termination is subject to the same considerations and requirements as the termination of concessions under the procedures set forth in the Law of Electricity Concessions, and its related regulations.

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

Dispatch and Pricing

The coordination of electricity dispatch operations, the setting of spot prices and the control and management of economic transactions that take place in the SEIN are controlled by COES. Generators can sell energy directly to large customers and buy the deficit or transfer the surplus between contracted energy and actual production in the pool at the spot price. Resolution 080-2012-OS/CD (2012) established the criteria and methodology for deciding the real-time operation under exceptional conditions as declared by the MINEM.

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

Sales of Capacity to Other Generation Companies

COES determines a firm capacity for each power plant on an annual basis. Firm capacity is the highest capacity that a generator may supply to the system at certain peak hours, taking into consideration statistical information and accounting for time out of service for maintenance purpose and for extremely dry conditions in the case of hydroelectric plants.

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

Tenders Promoted by the State

During 2009, MINEM carried out several studies which concluded that there will be lack of power generation capacity in the system, in the near future. MINEM recommended the construction of new power plants that would serve as backup in order to guarantee the flow of electricity to the system and avoid blackouts. As a result, PROINVERSIÓN carried out a public bid in August 2010, seeking to secure investments for three projects located in Talara, Trujillo and Ilo that will add another 800 MW to the system. The bid resulted in only two of the projects being awarded: Talara (200 MW, for EEPSA, now an Enersis subsidiary) and Ilo (400 MW, for Enersur, an unrelated company). These plants will receive regular payments for being permanently available to operate and provide energy to the SEIN whenever the COES calls on them and will also be reimbursed for the fuel costs incurred for generating electricity. The Trujillo generation facility was later substituted by the Eten generation facility, and awarded to Planta de Reserva Fría de Generación de Eten S.A. (200 MW) (the “Cold Reserve Project”).

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

PROINVERSIÓN established February 28, 2013 as the date to submit offers for the international public tender that is intended to promote private investments for the Hydroelectric Plants project (CH Molloco—310 MW), which is located in the hills of the Arequipa region.

Services provided by generation, transmission, and distribution companies have to comply with technical standards stated in the Technical Regulations on the Quality of the Electric Supply. Failure to do so might result in the imposition of fines by Osinergmin.

Generators receive a capacity payment whose main component is the annuity of a peak-load plant. However, to be eligible to obtain this charge, plants have to be part of the reserve margin established annually by Osinergmin. The capacity ranking is constructed in base of firm power of every power plant connected to the system and their relative efficiency (ordered by variable costs). Only those plants that appear in the ranking as required to cover the peak demand plus the reserve margin obtain capacity payment. Every year, Osinergmin sets the power price that shall be assigned and paid to each generator pursuant to this concept.

Electricity Exports and Imports

A 220 kV transmission line has been implemented for the interconnection with Ecuador, with a limited capacity of 160 MW. However, the line has not operated continuously because of regulatory issues. During June and August 2011, Peru imported energy from Ecuador due to the lack of generation in northern Peru and transmission problems to that zone in the SEIN. In 2012, Peru imported 4.5 GWh of electricity from Ecuador due to the maintenance of the Talara Zorritos line (3.9 GWh in February 2012) and the TGN4 Malacas power plant (0.6 GWh in March 2012). All of the exports to Ecuador totaling 5.5 GWh occurred in August and September 2012 (1.9 GWh and 3.6 GWh, respectively.)

Internal regulations were also approved for the application of Decision 757 of the Andean Community of Nations (“CAN” in its Spanish acronym), which establishes that when bilateral electricity transactions are carried out with other countries of the CAN, the Economic Operation Committee of the SEIN should send to the MINEM and to Osinergmin weekly reports showing that priority has been given to supplying the domestic market (Supreme Decree 011-2012-EM).

In addition to the interconnection with Ecuador, the governments of Peru and Brazil in 2010 signed the “Agreement between the Republic of Peru and the Federal Republic of Brazil for the supply of electricity to Peru and export of surpluses to Brazil” with the main purpose of exploiting Peruvian hydroelectric resources in the Amazon basin. In January 2012, Peru created a commission to handle the aspects contemplated in that agreement. The general framework establishes that the accumulated capacity of the generation plants that can be committed to export to Brazil is a maximum of 7,200 MW and dispatch will have the following order of priority: (i) the Peruvian regulated market, (ii) the Peruvian unregulated market, and lastly, (iii) the Brazilian market. As of the date of this Report, the process is on hold, and is expected to be approved by the Peruvian congress that currently is under the study of the Commission of Andean, Amazonian and Afro-Peruvian Peoples, Environment and Ecology.

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

Regulation of Distribution Companies

Bids for Supplying Regulated Customers

The Law to Secure the Efficient Development of Electricity Generation established a bidding regime for the acquisition of energy and capacity by distributors through competitive tenders and firm prices. The regulator approves the general conditions and establishes a price cap for the bidding process. In addition, distributors can sign bilateral short term contracts with generators in order to buy power blocks not covered by tenders and to fill any future imbalance.

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

Distribution Tariff-Setting Process

The VAD is set every four years. Osinergmin classifies companies into groups, according to “typical distribution areas”, based on economic factors that group companies with similar distribution costs due to population density, which determines equipment requirements in the network.

Actual return on investment for a distribution company depends on its performance relative to the standards chosen by the Osinergmin for a theoretical model company. The tariff system allows for a greater return for distribution companies that are more efficient than the model company. Tariff studies are performed by the Osinergmin and distribution companies. Preliminary tariffs are calculated as a weighted average of the results of the Osinergmin commissioned study and the companies’ study, with the results of the Osinergmin’s study bearing twice the weight of the companies’ study. Preliminary tariffs are then tested to ensure that they provide an average actual annual internal rate of return between 8% and 16% on the replacement cost of electricity-related distribution assets.

The new process of distribution tariffs setting have been in effect since November 2013 and will run through October 2017.

Regulatory Charges

The regulatory charges applied to the energy sales in distribution activities are:

•	The contribution to regulatory authorities (Osinergmin, MINEM), which represents 1% of total sales.

•	The Electrical Social Compensation Fund (“FOSE” in its Spanish acronym), created to promote permanent access to the public electricity service for low-income residential customers. This Fund established a cross subsidy system among customers that benefits customers with monthly consumption below 100 kWh through fixed and proportional discounts.

•	The rural electrification charge is a contribution for promoting the efficient and sustainable electrification development in rural, isolated or frontier areas of the country. The contribution of the electricity customers is of 0.002 UIT (a tax unit) per MWh billed, with the exception of those which are not served by the SEIN.

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

Regulation in Transmission

Transmission activities are divided in two categories: “principal”, which are for common use and allow the flow of energy through the national grid; and “secondary”, which are those lines that connect a power plant with the national grid that connects principal transmission with the distribution network or that connect directly to certain final customers. Law 28,832 also defined “guaranteed transmission systems” and “supplementary transmission systems”, applicable to projects commissioned after the enactment of that law. Guaranteed system lines are the result of a public bid and supplementary system lines are freely constructed and exploited as private projects. Principal and guaranteed system lines are accessible to all generators and allow electricity to be delivered to all customers. Transmission concessionaires receive an annual fixed income, as well as variable tariff revenues and connection tolls per kW. The secondary and complementary system lines are accessible to all generators but are used to serve only certain customers who are responsible for making payments related to their use of the system.

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

The second RER tender was made in August 2011 for the 1,300 GWh per year, which must be generated from non-hydroelectric sources. Out of 21 initiatives proposed, 473 GWh were awarded to three projects.

In addition, other regulations establish tax incentives, including (i) accelerated depreciation of assets for income tax purposes, and (ii) the advanced recovery of the sales tax. In 2011, the permanent congressional commission approved Law 29,764 extending these tax benefits through 2020.

Law 29,968/2012 created the National Environmental Certification Service for Sustainable Investments (“SENACE” in its Spanish acronym), a specialized public organization with technical autonomy and a separate legal constitution, reporting to the Peruvian Ministry of the Environment. This organization is responsible for reviewing and approving detailed environmental impact studies of public, private or mixed capital investment projects, whether national or multi-regional, that involve activities, construction and other commercial and service activities whose characteristics, importance and/or location can result in significant environmental impacts, with the exception of those expressly excluded by Supreme Decree with the consenting vote of the Council of Ministers.

SENACE seeks to implement just one system of environmental administrative procedures to guarantee sustainable investments through the implementation of a sole window of environmental certification.

Raw Materials

For information regarding Enersis’ raw materials, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk”.

C.	Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of a group led by the Italian company, Enel. Enel owns 92.1% of Endesa Spain, which beneficially owns 60.6% of Enersis directly and through its Spanish subsidiary, Endesa Latinoamérica. Enel publicly trades on the Milan Stock Exchange, is headquartered in Italy and primarily engaged in the energy sector, with a presence in 40 countries worldwide, and approximately 99 GW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

The following chart shows our most important operating subsidiaries and jointly-controlled companies as of December 31, 2013.

Enersis´ Organizational Structure as of December 31, 2013

ENERSIS S.A.
100%
Inmobiliaria Manso De Velasco Ltda.
99.08%
CHILECTRA S.A.
59.98 %
ENDESA CHILE S.A.
26.87%
Emgesa S.A.
21.60 %
(*) 94.95 % sobre Sociedad Portuaria Central Cartagena S.A.
92.65%
Pehuenche S.A.
Inversora Codensa S.A.S.
100%
Codensa S.A.
9.35 %
39.13 %
48.997%
4.90 %
Sociedad Portuaria Central Cartagena S.A.
(*) 94.95 % Emgesa
DECA S.A.
82.34%
EEC S.A.
30.15%
69.85 %
Inversiones Distrilima S.A.
51.68%
24.00 %
Edelnor S.A.
100 %
Generalima S.A.
Chilectra Inversud S.A.
100%
0.002%
Luz Andes Ltda.
99.90 %
0.10 %
0.0002 %
Empresa Electrica De Colina Ltda.
99.9998 %
20 %
80 %
Empresa Electrica Caboblanco S.A.
60 %
36.50 %
Empresa Electrica De Piura S.A. (EEPSA)
3.78%
96.21%
Compañía Eléctrica Tarapaca S.A. (CELTA)
50%
Transquillota
50%
Inv. Gas Atacama Holding Ltda.
100 %
Gas Atacama S.A.
55 %
Endesa Cemsa S.A.
45 %
99.66%
Endesa Argentina S.A.
0.34%
2.0%
98%
Southern Cone Power Argentina S.A.
1.15%
24.85%
Endesa Costanera S.A.
49.68%
54.15%
41.94%
Hidroinvest S.A.
6.19%
59.00%
2.48%
Hidroeléctrica El Chocon S.A.
22.22 %
Yacylec S.A.
57.15%
Inversora Dock Sud S.A.
69.99%
Central Dock Sud S.A.
23.42 %
27.19 %
0.89 %
Distrilec Inversora S.A.
56.36%
20.85%
22.25%
EDESUR S.A.
50 %
SACME S.A.
61%
Generandes Perú S.A.
54.20%
Edegel S.A.
29.40 %
18.85%
5.33%
1.42 %
Termoeléctrica Manuel Belgrano S.A.
18.85%
5.33%
1.42 %
Termoeléctrica José De San Martín S.A.
33.2%
1.3%
6.40 %
Central Vuelta De Obligado S.A.
99.95 %
Eólica Fazenda Nova-Geracao E Comercializacao De Energia S.A.
100%
En-Brasil Comercio E Servicos S.A.
10.34%
21.38%
5.33%
Ampla Energia S.A.
46.89%
21.02%
50.09%
4.00%
34.64%
ENDESA BRASIL S.A. (Holdco)
5.94%
58.87%
Coelce S.A.
100%
Cien S.A.
100 %
C.G.T. Fortaleza S.A.
99.75%
Cachoeira Dourada S.A.

The companies listed in the following table were consolidated by us as of December 31, 2013. In the case of subsidiaries, our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Subsidiaries and Country of Operations	% Economic Ownership of Main Subsidiary by Enersis	Consolidated Assets of Each Main Subsidiary	Operating Income of Each Main Subsidiary
	(in %)	(in billions of Ch$)
Electricity Generation
Endesa Chile (Chile) (1)	60.00	6,762.1	782.8
Endesa Fortaleza (Brazil)	83.54	214.0	49.0
Cachoeira Dourada (Brazil)	83.33	135.2	105.1
Dock Sud (Argentina)	57.14	98.6	(2.5)
EEPSA (Peru)	96.50	109.7	7.2
Electricity Transmission
CIEN (Brazil)	83.54	292.7	32.5
Electricity Distribution
Chilectra (Chile)	99.10	1,402.8	138.9
Ampla (Brazil)	91.63	1,277.0	172.2
Edesur (Argentina)	71.61	501.8	122.0
Edelnor (Peru)	75.54	585.0	84.1
Coelce (Brazil) (2)	49.18	789.9	61.4
Codensa (Colombia)	48.39	1,251.9	240.9
Other non-electricity businesses
IMV (Chile)	100.0	66.3	8.1

(1)	Endesa Chile consolidates all generation facilities in Chile, Argentina, Colombia and Peru.
(2)	As consequence of a voluntary tender offer carried out in February 2014, Enersis’ ownership increased to 74.0%. See “— Recent Developments”.

Generation and Transmission Segment

Endesa Chile (Chile)

Endesa Chile is a publicly held electricity generation company in Chile. On a stand-alone basis, excluding direct subsidiaries in Chile (described below), Endesa Chile has a total installed capacity of 5,571 MW as of December 31, 2013, with 17 generation facilities. Of the total installed capacity, 62% is from hydroelectric power plants, including Ralco with 690 MW, El Toro with 450 MW, Rapel with 377 MW, and Antuco with 320 MW, among others. Regarding our thermoelectric facilities, nearly 67% are gas/fuel oil power plants, and the rest are coal-fired steam power plants. Our economic interest in Endesa Chile is 60.0%.

Celta (Chile)

Celta was formed in 1995 to build and operate two thermoelectric plants in the SING: a coal-fired plant with an installed capacity of 158 MW and a gas/fuel oil power plant with 24 MW of installed capacity. On November 1, 2013, Endesa Eco (including San Isidro and Pangue) was merged into Celta. This merger was completed under the organizational simplification announced by Endesa Chile on February 29, 2012. Endesa Chile holds 96.2% of Celta’s share capital. Our economic interest in Celta is 61.5%.

Pehuenche (Chile)

Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities south of Santiago in the hydrological basin of the Maule River, with a total installed capacity of 699 MW. The 570 MW Pehuenche plant began operations in 1991, the 89 MW Curillinque plant began operations in 1993, and the 40 MW Loma Alta plant began operations in 1997. Endesa Chile holds 92.7% of Pehuenche. Our economic interest in Pehuenche is 55.6%.

Cemsa (Argentina)

Cemsa’s principal activities are electricity and fuel oil trading. Cemsa has executed several agreements with Argentine electricity power stations to support its supply contracts. The power stations that provide Cemsa’s electricity supply contracts are: Endesa Costanera, Dock Sud, Centrales Térmicas del Noroeste S.A., and El Chocón. Endesa Chile has an indirect ownership interest of 45% in Cemsa. Our economic interest in Cemsa is 82.0%.

Endesa Costanera (Argentina)

Endesa Costanera is a publicly held electricity generation company in Argentina, with 2,324 MW of total installed capacity in Buenos Aires, including six steam turbines with an aggregate capacity of 1,138 MW which burn oil and gas, and two natural gas combined-cycle facilities with a total capacity of 1,186 MW. Endesa Costanera was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. Endesa Chile owns 75.7% of Endesa Costanera. Our economic interest in Endesa Costanera is 45.4%.

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

Dock Sud (Argentina)

Dock Sud owns and operates a 870 MW generation facility consisting of two plants. Dock Sud’s power station has four gas turbines and one steam turbine. Two of the gas turbines and the steam turbine comprise a combined cycle power plant. Our economic interest in Dock Sud is 40.0%.

Edegel (Peru)

Edegel, an electricity generation company, was acquired by Endesa Chile in 1995. It currently owns seven hydroelectric plants and two thermal plants, with a combined installed capacity of 1,540 MW. In October 2009, Endesa Chile purchased an additional 29.4% stake in Edegel from Generalima S.A.C., a subsidiary of Enersis. Consequently, Endesa Chile increased its beneficial ownership in Edegel from 33.1% to 62.5%. Our economic interest in Edegel is 37.5%.

Edegel holds an 80% share of Chinango S.A.C., and Peruana de Energía S.A.A. (an unaffiliated entity) owns the remaining 20% share.

EEPSA (Peru)

EEPSA has 302 MW of generation capacity from two thermal plants: Malacas and Malacas II, located in the province of Talara-Piura, which operate using locally produced natural gas. Our economic interest in EEPSA is 96.5%.

Emgesa (Colombia)

Emgesa has a total installed generating capacity of 2,925 MW, 85% of which are hydroelectric power plants and 15% are thermoelectric power plants. Empresa de Energía de Bogotá S.A. has a direct 51.5% equity interest in Emgesa. Endesa Chile’s ownership in Emgesa is 26.9%; however, it has 31.3% of the voting rights, and due to a transfer of rights from Enersis, Endesa Chile has the right to appoint the majority of the Board members and, therefore, controls Emgesa. Our beneficial economic interest in Emgesa is 37.7%.

Endesa Brasil (Brazil)

In 2005, Endesa Brasil was formed to manage all Brazilian generation, transmission, and distribution assets that Endesa Latinoamérica, a subsidiary of Endesa Spain, held together with Enersis, Endesa Chile and Chilectra. Endesa Brasil consolidates operations of two generation companies Cachoeira Dourada and Endesa Fortaleza, the transmission company CIEN, as well as two distribution companies Ampla and Coelce. Enersis has a beneficial interest of 83.5% in Endesa Brasil.

Endesa Fortaleza (Brazil)

Endesa Fortaleza is a combined-cycle power plant of 322 MW fueled by natural gas, with a capacity to generate one-third of the electricity requirements of the State of Ceará, a state with a population of 8.2 million people. As of December 31, 2013, Endesa Fortaleza had a concession that expires in 18 years. Endesa Fortaleza is wholly-owned by Endesa Brasil. We hold a 83.5% economic interest in Endesa Fortaleza.

Cachoeira Dourada (Brazil)

Cachoeira Dourada is a hydro run-of-the-river plant using the flows from the Paranaiba River, with ten generating units totaling 665 MW of installed capacity, located in the State of Goias. Cachoeira Dourada began operations in 1997, and as of December 31, 2013 it had a concession that expires in 14 years. Endesa Brasil has a 99.6% ownership interest in Cachoeira Dourada and our economic interest is 83.3%.

CIEN (Brazil)

CIEN, a Brazilian transmission and trading company wholly-owned by Endesa Brasil, transmits electricity through two owned transmission lines between Argentina and Brazil covering a distance of 500 kilometers, with a total interconnection capacity of 2,100 MW. As of December 31, 2013, CIEN-Line 1 had a concession that expires in 7 years and CIEN-Line 2 had a concession that expires in 9 years. CIEN consolidates CTM and TESA, which operate the Argentine side of the interconnection line with Brazil. Our economic interest in CIEN is 83.5%.

Distribution Segment

Ampla (Brazil)

Ampla is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil in terms of number of customers and annual energy sales. Ampla is engaged mainly in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.8 million customers in a concession area of 32,615 square kilometers. As of December 31, 2013, Ampla had a concession that expires in 13 years. We have a 91.6% economic interest in Ampla.

Coelce (Brazil)

Coelce is the sole electricity distributor in the State of Ceará, in northeastern Brazil. As of December 31, 2013, Coelce served more than 3.5 million customers within a concession area of 148,825 square kilometers. As of December 31, 2013, Coelce had a concession that expires in 14 years. As of December 2013, we held a 49.2% economic interest in Coelce. As consequence of a voluntary tender offer carried out in February 2014, our’ ownership interests increased to 74.0%. See “— Recent Developments”.

Chilectra (Chile)

Chilectra is one of the largest electricity distribution companies in Chile as measured by the number of regulated customers, distribution assets and energy sales. Chilectra operates in a concession area of 2,118 square kilometers in the Santiago metropolitan area serving approximately 1.7 million customers. Our economic interest in Chilectra is 99.1%.

Edesur (Argentina)

Edesur is the second largest electricity distribution company in Argentina in terms of energy purchases. Edesur operates in a concession area of 3,309 square kilometers in the south-central part of the greater Buenos Aires metropolitan area serving approximately 2.4 million customers under a concession that expires in 74 years. Our economic interest in Edesur is 71.6%.

Codensa (Colombia)

Codensa, an electricity distribution company that serves a concession area of 18,217 square kilometers in Bogotá and 96 other municipalities in the provinces of Cundinamarca, Tolima and Boyacá, amounting to approximately 2.7 million customers. Our economic interest in Codensa is 48.4%. In addition, we appoint the majority of its Board members, and we therefore control Codensa.

Edelnor (Peru)

Edelnor, a Peruvian electricity distribution company, operates in a concession area of 1,517 square kilometers. It has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, some provinces in the Lima region such as Huaral, Huaura, Barranca and Oyón, and in the adjacent province of Callao. As of December 31, 2013, Edelnor distributed electricity to approximately 1.3 million customers. We hold a 75.5% economic interest in Edelnor.

Inmobiliaria Manso de Velasco (Chile)

Inmobiliaria Manso de Velasco, a wholly-owned subsidiary, develops real estate projects in Chile and represents less than 0.2% of our 2013 operating revenues before consolidation adjustments.

Selected Related and Jointly-Controlled Companies

HidroAysén (Chile)

HidroAysén was incorporated in March 2007. Endesa Chile has a 51% ownership interest and Colbún S.A. the remaining 49%. The company was created to develop and exploit a hydroelectric project located in the Aysén region, in the southern region of Chile. Our economic interest in HidroAysén is 30.6%.

GasAtacama (Chile)

Endesa Chile has a 50% beneficial interest in GasAtacama, located in the northern region of Chile. GasAtacama has a four-unit combined cycle power plant of 780 MW and a gas pipeline that allows for the import of gas from Argentina. Since 2007, Southern Cross Latin America Private Equity Fund III, L.P. owns the remaining 50% beneficial interest. We hold a 30.7% economic interest in GasAtacama.

Transquillota (Chile)

Transquillota was incorporated in June 1997, as part of an agreement between San Isidro and Colbún, for the joint development of a 220 kV transmission line for dispatching the energy produced and connecting San Isidro (which is now merged with Celta, an Endesa Chile subsidiary) and Nehuenco (a subsidiary of Colbún) plants to the Central Interconnected Electric System (SIC). The 220 kV transmission line is 8 kilometers long. The property is equally divided among Endesa Chile and Nehuenco. Endesa Chile’s economic interest is 50%. Our economic interest in Transquillota is 30.7%.

Yacylec (Argentina)

Yacylec is an Argentine electricity transmission company. As of December 31, 2013, Yacylec had a concession that expires in 75 years. The transmission system Yacylec is comprised of:

•	Three 500 kV transmission lines, 4 kilometers long each, from the Hidroeléctrica Yaciretá power station up to the Rincón de Santa María transformer station.

•	The 500 kV Rincón de Santa María transformer station, in the province of Corrientes.

•	A 500 kV transmission line (296 kilometers long), from the Rincón de Santa María transformer station up to the Resistencia transformer station, and an expansion of the Resistencia transformer station, in the province of Chaco.

•	A communications system.

Our economic interest in Yacylec is 22.2%.

D.	Property, Plant and Equipment.

Our property, plant and equipment is concentrated primarily on electricity generation, distribution and transmission assets in the five countries in which we operate.

Property, Plant and Equipment of Generating Companies

We conduct our generation and transmission businesses through our subsidiaries, Endesa Chile and Endesa Brasil. In Chile, Endesa Chile owns 27 generation power plants. Endesa Chile also consolidates revenues from other non wholly-owned generation companies in Argentina, Colombia and Peru, which involve an additional 28 generation power plants. We conduct our Brazilian operations through Endesa Brasil and consolidate revenues from two other generation power plants. We have an aggregate of 57 power plants in South America. Through Endesa Brasil, we also own and operate a transmission system consisting of two 500 kilometer 2,100 MW transmission lines that link Rincón de Santa María in Argentina with Itá in the State of Santa Catarina in Brazil.

A substantial portion of our generating subsidiaries’ cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities. Significant damage to one or more of their main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or any other such cause, could have a material adverse effect on their operations. Our generating subsidiaries insure all electricity generation facilities against damage due to earthquakes, fires, floods, other acts of god (but not for prolonged droughts, which are a force majeure risk not covered by insurance companies) and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, management believes that the risk of an event with a material adverse effect is remote. Claims under our generating subsidiaries’ insurance policies are subject to customary deductibles and other conditions. We also maintain business interruption insurance providing for coverage for failure of any of our facilities for a period of up to 24 months, including the deductible period.

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

The following table identifies the power plants that we own, at the end of each year, and their basic characteristics:

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type (1)	2013	2012	2011
Chile			(in MW)
Endesa Chile
	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass-through	18	18	18
	Sauzal	Pass-through	77	77	77
	Sauzalito	Pass-through	12	12	12
	Isla	Pass-through	70	70	70
	Antuco	Pass-through	320	320	320
	Abanico	Pass-through	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho	Pass-through	34	34	34

	Total hydroelectric		2,290	2,290	2,290
	Bocamina (2)	Steam Turbine/Coal	478	478	128
	Diego de Almagro	Gas Turbine/ Diesel Oil	24	24	24
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	399	399	399
	Quintero	Gas Turbine/Natural Gas+Diesel Oil	257	257	257

	Total thermal		1,467	1,467	1,117

	Total		3,757	3,757	3,407
Pehuenche	Pehuenche	Reservoir	570	570	570
	Curillinque	Pass-through	89	89	89
	Loma Alta	Pass-through	40	40	40
Pangue (3)	Pangue	Reservoir	—	—	467

	Total		699	699	699
San Isidro (3) (4)	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	—	379	379
	Pangue	Reservoir	—	467	—

	Total		—	846	379
Endesa Eco (4)	Canela	Wind Farm	—	18	18
	Canela II	Wind Farm	—	60	60
	Ojos de Agua	Pass-through	—	9	9

	Total		—	87	87
Celta (4)	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	—	—
	Pangue	Reservoir	467	—	—
	Canela	Wind Farm	18	—	—
	Canela II	Wind Farm	60	—	—
	Ojos de Agua	Pass-through	9	—	—

	Total		1,115	182	182

Total capacity in Chile (5)			5,571	5,571	5,221

(1)	“Reservoir” and “pass-through” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines which generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel or fuel oil to produce steam that moves the turbines. “Gas Turbine” (“GT”) or “Open Cycle” refers to thermal power that uses either diesel or natural gas to produce gas that moves the turbines. “Combined Cycle” refers to a thermal power plant fueled with natural gas, diesel oil, or fuel oil to generate gas that first moves a turbine and then recovers the gas that escapes from that process to generate steam to move a second turbine.
(2)	On October 28, 2012, Bocamina II (350 MW) commenced commercial operation.
(3)	Empresa Eléctrica Pangue S.A. was merged with San Isidro on May 2, 2012. San Isidro was the surviving company.
(4)	San Isidro S.A. merged with Endesa Eco S.A. on September 1, 2013, and the latter remained the surviving company. Subsequently, Endesa Eco S.A. merged with Celta S.A. on November 1, 2013, and Celta S.A. remained as the surviving company.
(5)	For comparative purposes we have subtracted 50% of the capacity of our jointly-controlled company, GasAtacama (390 MW for 2011 and 2012 figures) since we account for it under the equity method as of January 1, 2013 pursuant to IFRS 11.

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type (1)	2013	2012	2011
			(in MW)
Argentina
Endesa Costanera
	Endesa Costanera Steam Turbine	Steam Turbine/Natural Gas+ Fuel Oil	1,138	1,138	1,138
	Endesa Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	859	859	859
	Central Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	327	327	327

	Total		2,324	2,324	2,324
El Chocón
	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Pass-through	128	128	128

	Total		1,328	1,328	1,328
Dock Sud (1)
	Dock Sud CC	Combined Cycle/Natural Gas+Diesel Oil	798	—	—
	Dock Sud TG	Gas Turbine/Natural Gas+Diesel Oil	72	—	—

	Total		870	—	—

Total capacity in Argentina			4,522	3,652	3,652
Brazil
Cachoeira Dourada	Cachoeira Dourada	Pass-through	665	665	665
Endesa Fortaleza	Endesa Fortaleza	Combined Cycle/Gas	322	322	322

Total capacity in Brazil			987	987	987

(1)	As a result of the 2013 capital increase, Enersis began accounting for Dock Sud on a consolidated basis as of April 1, 2013.

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type (1)	2013	2012	2011
			(in MW)
Colombia
Emgesa
	Guavio	Reservoir	1,213	1,213	1,213
	Paraíso	Reservoir	276	276	276
	La Guaca	Pass-through	325	325	325
	Termozipa	Steam Turbine/Coal	236	236	236
	Cartagena	Steam Turbine/ Natural Gas	208	208	208
	Minor plants (1)	Pass-through	77	116	116
	Betania	Reservoir	541	541	541
	Dario Valencia (2)	Pass-through	50	—	—

	Total		2,926	2,914	2,914

Total capacity in Colombia			2,926	2,914	2,914

Peru
Edegel
	Huinco	Pass-through	247	247	247
	Matucana (3)	Pass-through	133	129	129
	Callahuanca	Pass-through	80	80	80
	Moyopampa	Pass-through	66	66	66
	Huampani	Pass-through	30	30	30
	Santa Rosa (4) (5)	Gas Turbine/Diesel Oil	305	426	429
	Ventanilla (4)	Combined Cycle/Natural Gas	485	485	493

	Total		1,346	1,463	1,474
Chinango
	Yanango	Pass-through	43	43	43
	Chimay	Pass-through	151	151	151

	Total		194	194	194
EEPSA	Malacas (6) (7)	Gas Turbine/Natural Gas+Diesel Oil	302	—	—

	Total		302	—	—

Total capacity in Peru			1,842	1,657	1,668

Consolidated capacity			15,848	14,781	14,442

(1)	Minor plants have an aggregate capacity of 77 MW. As of December 31, 2013 Emgesa owned and operated four minor plants: Charquito, El Limonar, Tequendama and San Antonio. In October 2013, the La Tinta (19.5 MW) and La Junca (19.5 MW) were decommissioned.
(2)	In November 2013, the Dario Valencia (50 MW) power plant began commercial operations.
(3)	In June 2013, the Matucana power plant increased its installed capacity by 4 MW.
(4)	The installed capacity of this power plant in 2012 was the result of tests made by the Comité de Operación Económica del Sistema (“COES”).
(5)	In October 2013, unit TG 7 (121 MW) of the Santa Rosa power plant was decommissioned.
(6)	As a result of the 2013 capital increase, Enersis began consolidating EEPSA as of April 2013.
(7)	The installed capacity of this generation power plant was reduced by 0.79 MW in August 2013, according to test performed by the COES.

As of December 31, 2013, we received the ISO 14,001 certification for 97.8% of our installed capacity in South America, which included 56 out of 57 generation facilities that produced 96.5% of the total annual generation in accordance with the ISO 14,001 standard.

Property, Plant and Equipment of Transmission and Distribution Companies

We also have significant interests or investments in electricity distribution. The description for each distribution company is included in this “Item 4. Information on the Company”. The table set forth below describes our main equipment used for our distribution business, such as transmission lines, substations, distribution networks and transformers.

We are insured against damage to substations, transformers that are within the substations, the distribution network that is less one kilometer from the substations and administrative buildings. Risks covered include losses caused by fires, explosions, earthquakes, floods, lightning, damage to machinery and other such events. Insurance policies include liability clauses, which protect our companies from complaints made by third parties.

Transmission lines and the equipment attached to them do not qualify as insurable assets for property damage, although they have insurance policies including civil liability clauses for damages against third parties caused by these transmission installations. This criteria applies in the case of the Argentina-Brazil interconnection line, our main transmission asset, for which there is insurance coverage for damage to the assets and civil liability for the Garabí conversion station, the Argentina/Brazil connection substations and up to one kilometer of lines from the substations. Only third-party liability coverage is applicable for the rest of the transmission lines.

TABLE OF DISTRIBUTION FACILITIES

General Characteristics

	Location	Concession Area	Transmission Lines (1)
			2013	2012	2011
		(in km2)	(in kilometers)
Chilectra	Chile	2,118	355	355	355
Edesur	Argentina	3,302	1,115	1,146	1,139
Ampla	Brazil	32,615	2,363	2,363	2,339
Coelce	Brazil	148,825	4,875	4,628	4,504
Codensa	Colombia	14,494	1,247	1,247	1,246
Edelnor (2)	Peru	1,517	501	471	464

Total (3)		202,871	10,456	10,210	10,047

(1)	The transmission lines consist of circuits with voltages in the 27-220 kV range.
(2)	The concession area figure differs from previous disclosures as it was reviewed in 2012 and updated accordingly.
(3)	Excludes 49% of figures corresponding to our jointly-controlled company, EEC, for 2011 and 2012 previously reported, since we account for EEC under the equity method as of January 1, 2013.

Power and Interconnection Substations and Transformers (1)

	2013			2012			2011
	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)
Chilectra	54	160	7,598	54	157	7,448	53	155	7,023
Edesur	67	170	11,599	68	174	11,607	66	171	11,547
Ampla	117	223	4,695	117	223	4,542	116	221	4,452
Coelce	106	170	2,620	102	161	2,467	99	160	2,406
Codensa	61	231	8,875	61	229	8,795	61	225	8,619
Edelnor	33	76	3,325	32	73	3,050	30	69	2,883

Total (2)	438	1,030	38,712	434	1,017	37,909	425	1,001	36,930

(1)	Voltage of these transformers is in the range of 500 kV (high voltage) and 7 kV (medium voltage).

(2)	Excludes 49% of figures corresponding to our jointly-controlled company, EEC, for 2011 and 2012 previously reported, since we account for EEC under the equity method as of January 1, 2013.

Distribution Network - Medium and Low Voltage Lines (1)

	2013		2012		2011
	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage
			(in Kilometers)
Chilectra	5,111	10,838	5,070	10,655	4,993	10,476
Edesur	7,417	16,021	7,373	16,007	7,347	15,985
Ampla	34,000	17,858	33,642	17,600	33,078	17,459
Coelce	82,244	48,951	81,460	47,968	79,759	46,115
Codensa	19,902	27,825	19,563	27,285	19,276	23,586
Edelnor	4,191	21,402	4,064	20,731	3,854	19,826

Total (2)	152,865	142,895	151,172	140,246	148,307	133,447

(1)	Medium voltage lines: 7 kV—34.5 kV; low voltage lines: 380-110 V.
(2)	Excludes 49% of figures corresponding to our jointly-controlled company, EEC, for 2011 and 2012 previously reported, since we account for EEC under the equity method as of January 1, 2013.

Transformers for Distribution (1)

	2013		2012		2011
	Number of Transformers	Capacity	Number of Transformers	Capacity	Number of Transformers	Capacity
		(in MVA)		(in MVA)		(in MVA)
Chilectra	28,893	7,313	28,570	7,011	28,384	6,782
Edesur	22,912	5,918	23,195	5,781	23,520	5,651
Ampla	115,024	4,483	113,256	4,338	110,473	4,115
Coelce	140,336	4,655	137,729	4,593	134,132	4,508
Codensa	67,727	8,710	66,720	8,306	66,570	8,301
Edelnor	10,368	1,617	10,122	1,519	9,878	1,443

Total (2)	385,260	32,696	379,592	31,548	372,957	30,800

(1)	Voltage of these transformers is in the range of 34.5 kV (medium voltage) and 110 V (low voltage).
(2)	Excludes 49% of figures corresponding to our jointly-controlled company, EEC, for 2011 and 2012 previously reported, since we account for EEC under the equity method as of January 1, 2013.

Projects under Construction

Colombia. El Quimbo Hydroelectric Project

El Quimbo hydroelectric project is located in the province of Huila, on the Magdalena River, upstream of the Betania power plant. Its installed capacity will be 400 MW through two generation units. The construction began in December 2010 and completion is expected by July 2015.

In 2008, as a result of the awarding process, Emgesa assumed a firm energy obligation for El Quimbo starting in December 2014 and increasing annually from 1.1 GWh/day during the first year up to 4.5 GWh/day from December 2017 to November 2034. In 2009, the Colombian Ministry of the Environment approved the environmental license and granted building permission

The principal contracts, corresponding to the civil works and the manufacturing, supply and assembly of the equipment, were awarded to the Impregilo-OHL consortium and the Alstom-Schrader Camargo consortium.

The main advances in construction in 2013 were:

•	In February 2013 we finished phase one of the dam fillings.

•	In June 2013 we started activities associated with the “Construction of Substitutes for Roads and Bridges” contract.

•	In October 2013 the beam tracks for assembling the first bridge crane were in place.

In accordance with the equipment contract, we received the first turbine parts for the first unit at the site on December 3, 2012. In April 2013, we received the predistributor of unit 1, and in August, we received the predistributor of unit 2.

This project is being financed primarily with external sources, through local and international bonds. The estimated total investment is Ch$ 699,179 million, of which Ch$ 342,696 million was accrued as of December 31, 2013.

Colombia. Salaco Hydroelectric Project

The Salaco project consists of adding 145 MW of capacity to the current hydro cascade of the Bogotá River, through major maintenance and modernization of six generating units that have been out of service. The units to be refurbished are located in three generating stations: Salto II (increasing capacity from 19.4 MW to 35.0 MW), Laguneta (increasing capacity from 18.0 MW to 36.0 MW) and Dario Valencia (increasing capacity from 38.8 MW to 150.0 MW), all of which were previously being marginally dispatched as small hydro plants. The increase in capacity will generate an additional 482 GWh per year, approximately.

Renovation work began in February 2013, and is expected to be completed in 2015. On November 6, 2013, Dario Valencia’s HPP unit 2 (50.0 MW) resumed commercial operation.

This project is being financed with internally generated funds. The total estimated investment is Ch$ 22,925 million of which Ch$ 11,332 million was accrued as of December 31, 2013.

Projects Under Development

The total investment of each project described below was translated into Chilean pesos at the exchange rate of Ch$ 524.61 per U.S. dollar, the Observed Exchange Rate for December 31, 2013. Budgeted amounts include connecting lines that could eventually be owned by third parties and paid as tolls, unless otherwise indicated.

We continuously analyze different growth opportunities in the countries in which we participate. Thus, the expected start-up for each project is continuously assessed and will be defined based on the commercial opportunities and our financing capacity to fund these projects. The most relevant projects in the pipeline are as follows:

Generation Business

Chile. Los Cóndores Hydroelectric Project

The Los Cóndores project will be located in the Maule region. It consists of a150 MW run-of-river hydroelectric power plant, which will use water from the Maule Lake reservoir through a 12 kilometer penstock. The power plant will be connected to the SIC at the Ancoa substation (220 kV) through an 87 kilometer transmission line.

The feasibility study for the project has been completed. It considers the use of TBM technology (Tunnel Boring Machine), which is more efficient, has higher safety standards and a lower environmental impact for the construction of the tunnel connecting the project to the Maule Lake. The environmental permit for this generation power plant was obtained in 2011. Basic engineering was completed at the end of 2011.

The transmission line project received its environmental qualification resolution in May 2012, and in May 2013, some administrative claims were solved and the transmission project obtained its final approval. In November 2013, Endesa Chile obtained an hydraulic work permit authorizing the river course change for the construction of the plant.

Construction is expected to start during 2014 and completion is estimated for 2018. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 394,960 million, of which Ch$ 18,972 million was accrued as of December 31, 2013.

Chile. Neltume Hydroelectric Project

The Neltume project is located in Los Ríos region, on the upper part of the Valdivia River basin. The Neltume project consists of a 490 MW installed capacity run-of-river hydro power plant that will be connected to the SIC through a 42 kilometer 220 kV transmission line from Neltume to Pullinque.

The Neltume power generation project has been under the environmental assessment process since December 2010. During 2011, basic engineering studies began and supplementary studies for environmental process were carried out. During 2012, basic engineering studies were completed.

During 2013, we prepared and submitted supplemental information Addenda Number 4 to the environmental authority, both for the plant and for the transmission line, in response to a fourth consolidated observations report (ICSARA Number 4) issued by the Environmental Evaluation Service (“SEA”). During the second half of 2013, the SEA initiated the indigenous consultation process to the communities in the area, so as to know their position about the project and comply with Convention Number 169. “Indigenous and Tribal Peoples Convention” of the International Labor Organization (“ILO”).

Construction is expected to start during 2016 and completion is expected for 2021. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 456,905 million, of which Ch$ 23,590 million was accrued as of December 31, 2013.

Chile. HidroAysén Hydroelectric Project

The HidroAysén hydroelectric project consists of five hydroelectric power plants, with an aggregated installed capacity of 2,750 MW, two of which are in the Baker River (660 MW and 360 MW) and the other three are in the Pascua River (770 MW, 500 MW and 460 MW). The transmission project will be defined depending on the substation where the complex will be connected to the SIC.

On May 9, 2011, the environmental authority approved the Environmental Impact Assessment Study presented for the HidroAysén project, with some environmental observations. However, opponents to the project presented 34 claims and HidroAysén presented one claim, all requesting the review of certain requirements established by the environmental authority. In January 2014, during president Piñera’s government, the majority of these claims were resolved by the Council of Ministers, consisting of six public cabinet members and presided over by the Minister of the Environment. Although the Council should have taken 60 business days to resolve the matters, it took over two years, and it requested additional studies in order to resolve the pending claims.

In March 2014, President Michelle Bachelet took office, and during this month a new Council of Ministers was convened, and it repealed the decisions taken in January 2014. The new Council stated it would study the issue again and resolve all claims within the 60 business day timeframe established by law.

As of May 2011 (the last project budget review), the estimated investment for Endesa Chile’s 51% participation in HidroAysén had been in the range of US$ 2,700 to US$ 3,200 million. However, the Company is not able to estimate future capital expenditures or an expected start up date because the final Council of Ministers resolution is still pending. The project is expected to be financed through internally generated funds and, if needed, external financing. As of December 31, 2013 Ch$ 83,223 million has been accrued.

Chile. Punta Alcalde Power Plant

The project consists of the construction of two 370 MW coal-fired thermoelectric power plants located in the Atacama region, totaling 740 MW of installed capacity. The plant will be connected to the SIC at the Maitencillo substation (220 kV) through a 44 kilometer transmission line.

In 2009, we completed and submitted an Environmental Impact Study (EIA) of the generation project to the SEA, which initiated the required environmental assessment process. In 2012, the regional environmental authority rejected the project. We appealed to the Council of Ministers. Even though it unanimously reversed the decision of the environmental authority, the Court of Appeals accepted four injunctions against us in early 2013. Ultimately, the Supreme Court ruled in favor of the project in January 2014.

In June 2013, we completed and submitted an Environmental Impact Study (EIA) of the transmission line project to the SEA, which initiated the required environmental assessment process. Construction is expected to start during 2016 and completion is expected for 2020. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 837,318 million, of which Ch$ 14,491 million was accrued as of December 31, 2013.

Chile. Renaico Wind Farm

This project is located in the ninth region of Chile, in the town of Renaico. It consists of 44 wind generators of 2 MW each, with a bushing height of 95 meters and a total generation capacity of 255 GWh per year. The energy produced will be injected into the SIC by two transmission lines: (i) the main line, which will consist of a 27 kilometer, 220 kV simple-circuit line to Bureo substation and (ii) a secondary line, which will consist of a 66 kV line that will tap into Renaico-Angol transmission line.

During 2012, the project’s basic engineering was finished and tendering processes were initiated for the project’s main contracts. The environmental qualification resolutions for the wind farm and the main transmission line were also obtained. During 2013, the tendering process for the supply of equipment, internal connections, transmission line, substation and the transforming equipment were carried out.

After completing the tendering process and making the decision to invest in the project, construction will start be initiated and is expected to last 18 months. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 118,118 million, of which Ch$ 3,007 million was accrued as of December 31, 2013.

Chile. Taltal Combined Cycle

The project consists of the construction of a steam turbine for converting the existing Taltal gas-fired open cycle plant to a combined cycle plant by adding a turbine in the vapor phase, which would use the steam generated by the gas turbines’ heat emissions to produce energy. Currently, the existing Taltal power plant has two gas turbines of 123 MW each. The extra power to be added by the steam turbine would be approximately 120 MW and therefore, the Taltal power plant would achieve a total capacity of 366 MW and an efficiency increase.

In December 2013, an optimized Environmental Impact Statement was submitted for approval to the Environmental Evaluation Service. The main optimization relates to a change in the cooling system, which was originally designed as a wet system (using sea water) and is being modified to a dry cooling system. The energy produced will be supplied to the SIC through the existing 220 kV double circuit Diego de Almagro – Paposo transmission line.

Construction is expected to begin in 2015 and is expected to be completed in 2017. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 131,250 million, of which Ch$ 1,486 million was accrued as of December 31, 2013.

Brazil. Tapajós Hydroelectric Complex

The Tapajós complex (10.7 GW) is located in the state of Pará and consists of five hydroelectric power plants: São Luiz do Tapajós (6,133 MW), Jatobá (2,338 MW), Cachoeira do Caí (802 MW), Jamanxim (881 MW) and Cachoeira dos Patos (528 MW).

In order to conduct the feasibility and environmental studies of the complex, Endesa Brasil joined eight other companies (state-owned companies Eletrobras, Eletronorte, Cemig and Copel, and publicly-held companies EDF, Neoenergia, GDF/Suez and Camargo Corrêa).

Progress in 2013 was focused on São Luiz do Tapajós and Jatobá, resulting in significant advances in both feasibility and environmental studies. The São Luiz do Tapajós feasibility study was finished during 2013, while its environmental study is expected to be concluded by mid-2014. The environmental study for Jatobá made significant progress and its feasibility study will start once the required indigenous studies are concluded.

We expect São Luiz do Tapajós’s auction will take place during 2014, with construction starting in 2015 and completion in 2023. The total investment is estimated to be Ch$ 6,243 billion, of which Endesa Brasil has accrued Ch$ 2,046 million as of December 31, 2013.

Should positive results from the environmental and feasibility studies be achieved, Endesa Brasil will consider its participation in the project. The share of the total investment will dependend on the structure of the consortium formed to participate in the project’s auction.

We expect Jatobá’s auction will be carried out in 2015, with construction starting in 2016 and completion in 2023. The total investment is estimated to be Ch$ 3,095 billion, of which Endesa Brasil has accrued Ch$ 1,416 million, as of December 31, 2013.

Although financing for the complex has not yet been established, we expect it to be a mix of internally generated funds and BNDES debt. BNDES offers special credit lines for generation projects.

In December 2013, ANEEL postponed the deadline for concluding Cachoeira do Caí, Jamanxim and Cachoeira dos Patos studies until December 2015. These projects will be evaluated as Brazil’s electricity demand grows and their construction is not expected to begin before 2017. The total investment for these plants is estimated at Ch$ 2,151 billion. No amounts were accrued in these projects as of December 31, 2013.

Brazil. Tabajara Hydroelectric Project

Tabajara consists of a 350 MW hydroelectric power plant to be located in Río Ji-Paraná, state of Rondônia.

In 2012, Endesa Brasil joined with Eletronorte, Furnas and Queiroz Galvão in order to conduct environmental and feasibility studies. These studies are under development and are expected to be concluded in mid-2014. The project’s auction is expected to take place during 2015, with construction starting in 2016 and completion expected for 2020.

Should it obtain positive results from the environmental and feasibility studies, Endesa Brasil will consider its participation in the project. The share of the total investment will be dependent on the structure of the consortium formed to participate in the project’s development.

Although financing for the complex has not yet been established, we expect it to be a mix of internally generated funds and BNDES debt. The total investment is estimated at Ch$ 481,592 million of which Endesa Brasil has accrued Ch$ 1,941 million as of December 31, 2013. Should positive results from the environmental and feasibility studies be returned, Endesa Brasil will consider its participation in the project. The share of the total investment will be dependent on the structure of the consortium formed to participate in the project’s auction.

Brazil. Hydroelectric Plants on the River Aripuanã

Endesa Brasil has joined Eletronorte for developing Sumaúma’s (458 MW) studies and analyze its eventual participation in the project’s auction. Sumauma will be located in the Amazonas state and will use the waters of the Aripuanã River.

Sumaúma’s auction may take place during 2015, with construction starting in 2016 and completion is expected for 2020. The total investment is estimated at Ch$ 681,993 million. As of December 31, 2013, Endesa Brasil has accrued Ch$ 630 million.

Should it obtain positive results from the environmental and feasibility studies, Endesa Brasil will consider its participation in the project. The share of the total investment will be dependent on the structure of the consortium formed to participate in the project’s developmenet.

Although financing for the complex has not yet been established, we expect it to be a mix of internally generated funds and BNDES debt.

Brazil. Carnaúba Combined Cycle

Carnaúba consists of a 370 MW natural gas combined-cycle thermoelectric power plant to be located on Fortaleza’s site. All engineering studies have been completed and the project holds an environmental license and water use permits. The gas supply agreements are currently under negotiation.

Endesa Brasil expects to participate with this process in the energy auctions to be carried out by the government during 2014 in order to start construction in 2015, depending on the schedule to be established by the authority.

Although financing for the complex has not yet been decided, we expect it to be a mix of internally generated funds and BNDES debt. The total investment is estimated at Ch$ 238,698 million, of which Ch$ 52 million has been accrued as of December 31, 2013.

Peru. Curibamba Hydroelectric Project

Curibamba consists of a 188 MW run-of-river power plant and a 134 kilometer transmission line that will connect it to the national interconnected system at Pachachaca substation (220 kV). This power plant will be located 385 kilometers northeast of Lima, upstream of Chimay hydroelectric power plant (province of Junín), and will use the waters of the Comas and Uchubamba rivers (86 m3/s) through an 8.1 kilometer penstock.

During 2013, the EIA study for the first section of the transmission line (Curibamba – Oroya Nueva, 112 kilometers) was approved, while the EIA study for the second section (Oroya Nueva – Pachachaca, 22 kilometers) is currently in its final stage of assessment. In addition, archaeological permits were successfully obtained for the transmission line and the electrical connection study that was submitted in 2012 obtained COES approval. All documents required to obtain the electricity concession were presented to the authority in December 2013.

The project’s bidding process for the project’s main contracts (civil works, equipment supply and electrical interconnection) is expected to take place during 2014, and construction is expected to start during the first quarter of 2015 with completion scheduled for 2019. This project is being financed primarily with internally generated funds, with an estimated total investment of Ch$ 236,075 million, of which Ch$ 10,755 million has been accrued as of December 31, 2013.

Distribution Business

Argentina

In 2013, Edesur invested Ch$ 49,381 million in projects aimed at maintaining the quality of service and protecting public safety, among which we can highlight the Pérez Galdós station reconversion project and the extension of the substation Almirante Brown. On the other hand, Edesur also invested in the medium voltage network telecontrol project that incorporates 143 new transformer centers. The commencement of our winter and summer plans focused on counteracting the increase in demand due to air conditioning needs along with the general contingencies plan and the public safety management system due to extraordinary circumstances occurred on April 2, December 2 and December 16, 2013.

As for innovation and energy effficiency matters, Edesur inaugurated its first load station for electrical vehicles in Argentina and replaced halogen lamps for LED lighting devices in their buildings.

Brazil

In order to reduce energy theft across various customer segments and comply with the obligations established by the last tariff-setting process of the regulatory authority, Ampla invested a total of Ch$ 22,905 million in loss control systems and reached a recovery of 303 GWh during the last two years.

Chile

During 2013, investments for Ch$ 47,884 million were made in projects focused on satisfying the increase of demand regarding energy, quality of service, safety, information and telecontrol systems and loss control. Among them, a 150 MVA extension in transformation capacity, particularly in substations Chacabuco, San Cristóbal and Recoleta; and the upgrade of high voltage networks which involved investments to strengthen the 110 KV lines of Chena-Cerro Navia and substations Lo Boza and San José.

Finally, investment to increase medium voltage network automation continued by incorporating 91 new telecontrolled equipment. Also, a special plan for the 127 existing equipment units in the network with telecontrol capacity was implemented, which permitted the addition of 100 units to the SCADA system during 2013 and 191 new exploitation units. Additionally, auto-reconfiguration of the medium voltage network in Portezuelo and Aguas Claras feeders focused on improving the quality of service in the Lampa area.

Colombia

In 2013, Codensa invested Ch$ 71,353 million in projects meant to ensure the sustainability and growth of the distribution business. Among them, 70,953 new connections corresponding to network extensions and new customers and 984 street lighting system extensions including 2,365 new light points were made. As for networks, projects for capacity extension were also performed, 2,082 distribution transformers were changed and 4,758 obsolete structures were intervened with an investment totaling Ch$ 9,933 million.

Focused on improving reliability, seven substations were intervened in 2013 in order to replace and standardize equipment included in the infrastructure of the high voltage system, and remote management of 18 substations and a total of 425 protective relays were enabled and equipment was bought for six more substations. Also with the purpose of improving the quality of service of the regional transmission system and the local distribution system, the protection system of 120 distribution centers was refurbished with an investment totaling Ch$ 10,365 million. As for regulatory, safety and environmental aspects focused on complying with governmental laws stipulated in land zoning plans, works for the implementation of underground networks and the assessment and street network were performed with an investment totaling Ch$ 6,806 million.

In order to improve the performance of the operations at the control center and the quality of service, Ch$ 1,249 million were invested in the renewal of communication chargers at power substations and the modernization of remote management of substations.

Peru

In 2013, Edelnor made investments totaling Ch$ 53,911 million in projects such as the extension of capacity of transformation substations (Ch$ 11,277 million), the extension and strengthen of networks and capacity extension of feeders (Ch$ 16,729 million), the assistance/electrification of new projects for the extension of electric networks in shanty towns (Ch$ 4,050 million), improvements in public lighting service and safety of facilities (Ch$ 12,393 million) and other investments focused on reducing commercial losses (Ch$ 1,026 million).

Major Encumbrances

Endesa Fortaleza executed a loan agreement with the International Finance Corporation (the “IFC”) to finance the construction of a power plant in Brazil. Endesa Fortaleza granted liens in favor of the IFC that include a mortgage and a pledge on assets which, as of December 31, 2013, were valued at Ch$ 141 billion. For further information, see Note 35 to our Consolidated Financial Statements.

Endesa Costanera’s supplier debt with Mitsubishi Corporation corresponds to the remaining payments on equipment purchased from the Mitsubishi. The value of the assets pledged to secure this debt was Ch$ 24 billion as of December 31, 2013. Additionally, Endesa Costanera has granted liens in favor of Credit Suisse in guarantee of a loan, which were valued at Ch$ 11 billion as of December 31, 2013.

Climate Change

In recent years, Chile and the region has seen growing development related to non-conventional renewable energy and strategies to combat climate change. This has led both the public and private sectors to adopt strategies to comply with the new environmental requirements, as evidenced by legal obligations at the local level, commitments assumed by countries at the international level, and the demanding requirements of the international markets.

Non-conventional renewable energies (“NCRE”) provide energy with minimal environmental impact and without CO2 emissions. They are therefore considered as technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

During 2013, Enersis and its subsidiaries held working meetings with different public, academic and private entities. This was done in order to learn and share experiences concerning the technical and regulatory developments in connection with NCRE, discuss climate change at both the local and international levels, analyze and establish strategic alliances, develop social and private projects and strengthen our leadership position in Chile.

The Canela wind farm (18 MW, in operation since late 2007), Canela II wind farm (60 MW, in operation since late 2009) and the Callahuanca hidroelectric power station (80.2 MW installed capacity, in operation since 1938) are the NCRE facilities owned by Enersis, which have contributed with clean and renewable energy to their respective national grids.Regarding the development of CO2 emission reduction mechanisms, during 2013, the projects in the Clean Development Mechanism (“CDM”) circuit were as follows:

Canela Wind Farm: On April 3, 2009, the United Nations Framework Convention on Climate Change (“UNFCCC”) approved the registration of the Canela project as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse gas emissions that it will avoid during its useful life. During 2013, we continued the CDM verification procedure in order to meet the requirements of the UNFCCC. Since its registration under the UNFCCC as a CDM project, the installation has avoided approximately 127,171 tons of CO2 emissions, which can be traded in the carbon markets once they are verified.

On August 8, 2013, the Canela wind farm achieved registration under the Gold Standard (“GS”). This allows Enersis to apply for the GS verification process, which would provide GS Voluntary Emission Reductions (“VER”). This is one of the most recognized carbon standards in the market.

Canela II Wind Farm: On August 12, 2012, the UNFCCC approved the registration of the Canela II project as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse gas emissions that it will avoid during its useful life. Since its registration under the UNFCCC as a CDM project, the Canela II wind farm has avoided approximately 121,485 tons of CO2 emissions, which can be traded in the carbon markets once they are verified.

Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project: On June 20, 2011, the United Nations Framework Convention on Climate Change (“UNFCCC”) approved the registration of the project as a CDM, which recognizes that it may verify and trade the greenhouse gas emissions that it will be avoided during it useful life. During 2013, we continued the CDM verification procedure in order to meet the requirements of the UNFCCC.

On October 31, 2013 Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project got the registration/verification under the VER + standard. A total amount of 2,496,494 tons of CO2 were avoided during the period of October 19, 2006 through June 19, 2011 and as a result, Edegel S.A.A. got a total amount of 2,496,494 pre CDM VERs (2).

The Rehabilitation of the Callahuanca hydroelectric power station project: On January 4, 2008, the United Nations Framework Convention on Climate Change (“UNFCCC”) approved the registration of the project as a CDM, which recognizes that it may verify and trade the greenhouse gas emissions that it will be avoided during it useful life. During 2013, we continued the CDM verification procedure in order to meet the requirements of the UNFCCC.

On July 7, 2008 the Rehabilitation of the Callahuanca hydroelectric power station project got the registration/verification under the VER + standard. A total amount of 19 951 tons of CO2 were avoided during the year 2007 and as a result, Edegel S.A.A. got a total amount of 19 951 pre CDM VERs (2).

Detail of CDM Projects Processed in 2013 by our Subsidiary, Endesa Chile

CDM project	Company/country	Position as of December 31, 2013	Emission factor (tons CO2e/MWh)	Approximate emissions avoided (tons CO2e/year)

Canela Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since April 2009. CDM procedure implemented.	0.5713	27,251 (CER not yet verified) (1)

Canela Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Gold Standard (Voluntary Standard) since August 2013.	0.5713	27,251 (VER not yet verified) (2)

Canela II Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since August 2012. CDM procedure implemented.	0.6541	37,000 (CER not yet verified) (1)

Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project	EDEGEL S.A.A. (Peru)	Registered with the Executive Authority of the UNFCCC since 2011. CDM procedure implemented.	0.454	407,296

Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project	EDEGEL S.A.A. (Peru)	Registered with the VER + Standard (Voluntary Standard) since October 2013.	0.454	407,296

Rehabilitation of the Callahuanca hydroelectric power station	EDEGEL S.A.A. (Peru)	Registered with the Executive Authority of the UNFCCC since 2008. CDM procedure implemented.	0.449	18,189

Rehabilitation of the Callahuanca hydroelectric power station	EDEGEL S.A.A. (Peru)	Registered with the VER + Standard (Voluntary Standard) since July 2008.	0.449	18,189

(1)	CER: Certified Emission Reductions.
(2)	VER: Voluntary Emission Reductions.

In compliance with the group climate change guidelines, Enersis, together with Endesa Spain, has secured the certification of their carbon footprint for a second time. This means that the independent certification authority of the Spanish Association of Standards and Certification (Asociación Española de Normalización y Certificación) (“AENOR”) has acknowledged the validity of the methodology. Acknowledgement by AENOR includes verification of the group’s “Endesa carbon footprint 2009-2010-2011” and “Endesa carbon footprint 2012” reports, which describe the work carried out by the group to calculate its carbon footprint and the results obtained for those years.

A carbon footprint is the sum of all greenhouse gases (“GHGs”) produced by a company in the course of its business activity. Enersis, as part of Endesa Spain’ policies, is striving to reduce its emissions due to its commitment to combat climate change. The first step involves measuring our carbon footprint.

As part of the process of calculating our carbon footprint, we plan to obtain a GHG inventory, including direct emissions associated with activities controlled by Enersis. We also plan to obtain a GHG inventory of indirect emissions, which are not generated through sources we control but are consequences of our activities.

The tools used to calculate emissions include audits and checks at all of our facilities. This enables Enersis to monitor its carbon footprint throughout the entire electricity supply chain. Calculating the carbon footprint also enables us to identify phases of our activities with the greatest potential to boost energy efficiency and reduce emissions.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results.

General

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data”, included in Item 3 herein. Our consolidated financial statements as of December 31, 2013 and 2012 and for the three years ended December 31, 2013 have been prepared in accordance with IFRS, as issued by the IASB.

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We are an electricity holding company that owns and operates power generation, transmission, and distribution companies in Chile, Argentina, Brazil, Colombia, and Peru. Most of our revenues, income and cash flows come from the operations of our subsidiaries, jointly-controlled companies and associates in these five countries.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes to the economic conditions in countries in which we operate may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rates between the Chilean peso and the currencies of the other four countries in which we operate. These exchange variations may materially impact in the consolidation of the results of our companies outside Chile. Lastly, we have certain critical accounting policies that affect our consolidated operating results.

Our diversification strategy aims to balance the impact of significant changes in one country with opposing changes in other countries, or within generation and distribution, leading to reduced or no significant impact on consolidated figures. The impact of these factors on us, for the years covered by this Report, is discussed below.

Until December 31, 2012, jointly-controlled companies were consolidated using the proportionate consolidation method. Commencing January 1, 2013, we began recording these jointly controlled companies using the equity method, as required by IFRS 11, “Joint Arrangements”. This change affected our accounting for Centrales Hidroeléctricas de Aysén S.A., Inversiones GasAtacama Holding Ltda., Distribuidora Eléctrica de Cundinamarca S.A. and their subsidiaries, and Transmisora Eléctrica de Quillota Ltda. Our audited consolidated financial statements as of and for the years ended December 31, 2012 and 2011 were restated to give retrospective effect to the application of IFRS 11. These changes do not have any effect on equity or net income, in both cases, attributable to the shareholders of Enersis. Our audited consolidated financial statements as of and for the years ended December 31, 2010 and 2009 are presented in the form in which they were originally prepared in accordance with IFRS, as issued by the IASB, and do not reflect the application of IFRS 11. For detailed information, refer to Note 2.2 to our Consolidated Financial Statements and Annex VII.

Since April 1, 2013, we consolidate certain companies contributed by Endesa Spain to us in connection with our capital increase, which affected the comparison of results of operations for the years ended December 31, 2013 and 2012. See “Item 10. Additional Information —B. Memorandum and Articles of Association — Capitalization”.

a.	Generation Business

A substantial part of our generation capacity depends on hydrological conditions prevailing in the countries in which we operate, although only extreme hydrological conditions materially affect our operating results and financial condition. In terms of installed capacity as of December 31, 2013 (8,677 MW), 2012 (8,666 MW) and 2011 (8,675 MW), 55%, 57% and 58%, respectively, was hydroelectric.

Hydroelectric generation was 30,869 GWh in 2013, 34,448 GWh in 2012 and 33,676 GWh in 2011. Our 2013 generation was lower than in previous years due to increasingly challenging hydrological conditions in Chile, characterized by low rainfalls and a poor snowmelt. These drought conditions have prevailed since 2010. Because of this lack of water, hydroelectric generation in Chile had to be substituted with thermal generation and energy purchases on the spot market, both of which resulted in higher costs, in order to meet our obligations under contracts with both regulated and unregulated customers.

Our thermal generators burn LNG, coal or diesel. We can offset the effect of poor hydrological conditions (reservoir levels, rain and snow) with thermal generation and electricity purchases. Our thermal installed capacity and the ability to purchase electricity from other generators allow us to increase thermal generation and/or purchase electricity from competitors to meet our commitments. In addition, given industry structure and the percentage of hydroelectric generation capacity in the countries in which we operate, when hydrological conditions are poor, electricity prices generally increase. Under certain circumstances, poor hydrological conditions can potentially lead to higher revenues and higher operating income.

Operating costs in connection with generation and energy purchases are higher than the variable cost of hydroelectric generation in normal hydrological conditions. The cost of thermal generation does not depend on hydrology but instead on global commodity prices for coal, LNG and diesel. However, the cost of electricity purchases in the spot market does depend on hydrology and commodity prices.

The impact of low hydrology on our operating results depends on the resulting effects on in electricity prices in the market, the severity of the impact of hydrological conditions on our hydroelectric generation, our cost of thermal generation, and the need for energy purchases. The effect of low hydrology on market prices may increase or decrease our operating margin, depending on the conditions of all relevant market factors. In recent years, additional thermal capacity has more than offset the lower hydrology, resulting in increased operating margins.

For additional information on the effects of hydrological conditions on our operating results, see “Item 3. Key Information — D. Risk Factors — Since our generation business depends heavily on hydrological conditions, drought conditions may affect our profitability”.

b.	Distribution Business

Our electricity distribution business is conducted in Chile through Chilectra, in Argentina through Edesur, in Brazil through Ampla and Coelce, in Colombia through Codensa, and in Peru through Edelnor. For the year ended December 31, 2013, electricity sales increased by 4% compared to 2012, totaling 75,859 GWh. Currently these six distributors serve important South American cities, providing electricity to over 14 million customers. These companies face growing electricity demand, because of organic growth in demand, which obliges them to continually invest in their facilities.

Among the key factors that impact on financial results are regulations. This is especially true when the actions adopted by government authorities define or intervene with directly regulated customer tariffs, or affect the price at which distributors can buy their energy. In addition, we are focusing on reducing the losses, especially those due to illegally tapped energy, and improving our collectibility indexes in order to improve our efficiency. The ability to buy electricity relies highly on generation availiability and government regulation. Currently, Chilectra is the technical operator of Edesur, Edelnor, Ampla and Coelce, but does not receive operator fees.

c.	Selective Regulatory Developments

The regulatory framework governing our businesses in the five countries in which we operate has a material effect on our results of operations. In particular, regulators set (i) energy prices in the generation business, taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth, and (ii) distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the “Value Added from Distribution”, or VAD, all of which are intended to reflect investment and operating costs incurred by distribution and generation companies and to allow our companies to obtain a regulated return on their investments. The earnings of our electricity subsidiaries are determined to a large degree by government regulators, mainly through the tariff setting process.

Over the next few years, ordinary tariff reviews will continue in each country. For example, during 2014 the tariffs for Codensa in Colombia and Ampla in Brazil will be reviewed, as well as tariffs in the sub-transmission business in Chile. Coelce’s will be reviewed in 2015, Chilectra’s in 2016 and Edelnor’s in 2017. Each of these reviews presents its own particularities and challenges. In geographic regions such as South America, tariff reviews seek to capture economies of scale based on economic growth.

For additional information relating to the regulatory frameworks in the countries where we operate, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework”.

In Argentina, on March 26, 2013, the Secretariat for Energy published Resolution 95/2013, which set forth a non-recurring regulated remuneration schedule for power generation activity effective retroactively as of February 2013. On May 7, 2013, the Secretariat of Energy approved Resolution 250/2013, which defined the residual value of the funds owed to Edesur, thereby allowing the payment of debts that Edesur incurred under the PUREE efficiency program, among others. For additional information relating to the regulatory frameworks in the countries where we operate, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework —Argentina— Industry Overview— Industry Structure.”

d.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels, gross domestic product and inflation or deflation in the countries in which we operate may have a significant effect on our operating results. When a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers increases. Other macroeconomic factors, such as the variation of a local currency against the U.S. dollar, may impact our operating results, as well as assets and liabilities, depending on the percentage denominated in U.S. dollars. For example, a devaluation of local currencies against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “ Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and “— South American economic fluctuations are likely to affect our results from operations and financial condition, as well as the value of our securities”.

Economic Growth and Electricity Demand

Overall electricity demand increased during 2013, primarily due to favorable economic conditions in most of the countries in which we operate. The GDP and electricity demand growth rate for the years 2013, 2012 and 2011 are included in the following table:

	2013 (estimated)		2012		2011
	GDP Growth	Electricity Demand Growth	GDP Growth	Electricity Demand Growth	GDP Growth	Electricity Demand Growth
	(in %)
Chile (1)	4.4	3.5	5.6	5.2	5.8	6.0
Argentina	3.5	3.2	1.9	4.2	8.9	5.5
Brazil	2.5	2.5	0.9	4.5	2.7	3.4
Colombia	3.7	2.6	4.0	3.8	6.6	1.7
Peru	5.4	5.9	6.3	5.9	6.9	7.5

Sources: GDP growth data was obtained from the World Economic Outlook (October 2013) of the International Monetary Fund and corresponds to real growth for 2012 and 2011, and an estimate for 2013. Electricity demand growth data was obtained from sales reported by the CDEC to the CNE for Chile, from electricity demand reported by CAMMESA for Argentina, from total demand of the NIS reported by the XM for Colombia, from energy charges reported by the ONS for Brazil and from monthly reports of tariffs and the electricity market reported by the Osinergmin for Peru.

(1) Electricity demand growth includes growth in the SIC and the SING.

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the local currency in each of the countries in which we have operations may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, U.S. dollar-denominated assets and liabilities and also the translation of financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the Chilean peso.

As of December 31, 2013, we had total consolidated indebtedness of the equivalent of Ch$ 3,697 billion (net of currency hedging instruments), of which 35.4% was denominated in U.S. dollars, 33.3% in Colombian pesos, 14.9% in Brazilian reais, 9.1% in Chilean UF (which is inflation-indexed), 6.0% in soles and 1.3% in Argentine pesos.

The following table sets forth the closing and average local currencies per U.S. dollar exchange rates for the periods indicated.

	Local Currency U.S. Dollar Exchange Rates
	2013		2012		2011
	Average	Year End	Average	Year End	Average	Year End
Chile (Chilean pesos per U.S. dollar)	495.18	524.61	486.59	479.96	483.57	519.20
Argentina (Argentine pesos per U.S. dollar)	5.48	6.52	4.55	4.92	4.13	4.30
Brazil (reais per U.S. dollar)	2.16	2.34	1.95	2.04	1.67	1.88
Colombia (Colombian pesos per U.S. dollar)	1,870	1,927	1,798	1,768	1,847	1,943
Peru (soles per U.S. dollar)	2.70	2.80	2.64	2.55	2.75	2.70

Sources: Central banks of each country.

For the year ended December 31, 2013, our revenues were Ch$ 6,264.4 billion or US$ 12.7 billion, of which 29.8 % was generated in Brazil, 27.8% in Chile, 20.9 % in Colombia, 11.2% by Argentina and 10.3% in Peru.

e.	Critical Accounting Policies

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

Impairment of Long-Lived Assets

During the period, and principally at period end, we evaluate whether there is any indication that an asset has been impaired. Should any such indication exist, we estimate the recoverable amount of that asset to determine, where appropriate, the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, we estimate the recoverability of the cash generating unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of cash generating units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant and equipment, goodwill and intangible assets, we use value in use criteria in nearly all cases.

To estimate the value in use, we prepare future pre tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of cash generating units’ revenues and costs using sector projections, past experience and future expectations.

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates, between 2.2% and 9.0%, which in no case are increasing nor exceed the average long-term growth rates for the particular sector and country.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which the business is conducted. The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by market participants for the specific business activity and the country involved.

The pre tax nominal discount rates applied in 2013, 2012 and 2011 are as follows:

		Year ended December 31,
		2013		2012		2011
Country	Currency	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
		(in %)
Chile	Chilean peso	7.8	16.3	8.0	14.6	8.0	10.1
Argentina	Argentine peso	39.2	44.4	26.0	29.0	23.0	26.0
Brazil	Brazilian real	9.0	18.8	9.5	18.0	9.5	11.6
Colombia	Colombian peso	8.5	14.2	8.4	14.5	8.9	10.9
Peru	Nuevo sol	7.3	13.9	7.6	12.5	7.3	9.3

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

Litigation and Contingencies

We are currently involved in certain legal and tax proceedings. As discussed in Note 23 to our Consolidated Financial Statements, we have estimated the probable outflows of resources for resolving these claims to be Ch$ 221.0 billion. We have reached this estimate after consulting our legal and tax advisors who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedge Revenues Directly Linked to the U.S. Dollar

We have established a policy to hedge the portion of our revenues directly linked to the U.S. dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged net of taxes to an equity reserve account and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

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

The liabilities shown for the pensions and post-employment benefits reflect our best estimate of the future cost of meeting our obligations under these plans. The accounting applied to these defined benefit plans involves actuarial calculations which contain key assumptions that include employee turnover, life expectancy and retirement ages, discount rates, the future level of compensation and benefits, the claims rate under medical plans and future medical costs. These assumptions change as economic and market conditions vary and any change in any of these assumptions could have a material effect on the reported results from operations.

The effect of an increase of one percentage point in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 42.0 billion in 2013, Ch$ 59.0 billion in 2012 and Ch$ 54.0 billion in 2011 and the effect of a decrease of one percentage point in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 49.3 billion in 2013, Ch$ 70.8 billion in 2012 and Ch$ 64.4 billion in 2011.

Recent Accounting Pronouncements

Please see Note 2.2 to our Consolidated Financial Statements for additional information regarding recent accounting pronouncements.

Argentina

Our Argentine operations do not affect Enersis’ consolidated liquidity. As a result of the Argentine economic crisis in the early 2000s and the significant governmental intervention in the electricity sector in 2002, we have not received dividends from our Argentine subsidiaries Endesa Costanera, Edesur and El Chocón, since 2000, 2009 and 2012, respectively. In 2011, we recorded a

Ch$ 5.4 billion goodwill impairment charge for Endesa Costanera and a Ch$ 115.4 billion infrastructure and goodwill impairment charge for Edesur. Additional economic deterioration of Argentina, or of our subsidiaries that operate in that country, is not expected to have any material effect on our financial and operating results.

Our Argentine liquid assets were Ch$ 25.0 billion as of December 2013, which represents 1.6% of Enersis’ total liquid assets. Of the total Argentine liquid assets, 90.7% is denominated in local currency, and the remaining 9.3% is denominated in U.S. dollars. Our Argentine debt was Ch$ 205.1 billion as of December 2013, representing 5.5% of Enersis’s total debt. Of the total Argentine debt, 22.9% is denominated in local currency, and the remaining 77.1% is denominated in U.S. dollars. The currency translation effect of converting the statement of comprehensive income from the Argentine peso to the Chilean peso led to a 15.4% decrease in the amount of Chilean pesos in 2013 compared to 2012. A default by any of our Argentine subsidiaries on their indebtedness would not affect Endesa Chile or Enersis. For more information, see “Item 5. Operating and Financial Review and Prospects. — B. Liquidity & Capital Resources”.

The Argentine government has avoided increasing electricity tariffs to end customers, and seasonal prices have remained fixed in Argentine pesos. On the other hand, a generation company’s tariffs are also regulated based on defined fixed and variable remuneration. Due to rate controls, revenues of electric utility companies do not always cover their operating costs. Argentine authorities have created a new mechanism to improve the financial situation of these companies, in recognition that their performance is directly related to the regulatory framework. For more detail, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.— Argentina”.

2.	Results of Operations for the Years ended December 31, 2013 and December 31, 2012.

Revenues

Generation and Transmission Business

The following table sets forth the electricity sales of our subsidiaries and the corresponding changes for the years ended December 31, 2013 and 2012.

	Electricity sales during the year ended December 31,
	2013	2012	Change	Change
	(in GWh)			(in %)
Endesa and subsidiaries (Chile) (1)	20,406	20,878	(472)	(2.3)
Endesa Costanera (Argentina)	8,962	8,655	307	3.6
El Chocón (Argentina)	3,392	3,197	195	6.1
Dock Sud (Argentina)	4,195	—	4,195	n.a.
Cachoeira Dourada (Brazil)	3,564	4,344	(780)	(18.0)
Endesa Fortaleza (Brazil)	3,262	2,947	315	10.7
Emgesa (Colombia)	16,090	16,304	(214)	(1.3)
Edegel (Peru)	8,903	9,587	(684)	(7.1)
EEPSA (Peru)	594	—	594	n.a.

Total	69,369	65,912	3,457	5.2

(1)	Restated in accordance with IFRS 11.

Distribution Business

Distribution revenues are mainly derived from the resale of electricity purchased from generators. Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenue from the VAD, which is associated with the recovery of costs and the return on the investment with respect to the distribution assets, plus the physical energy losses permitted by the regulator. Other revenues derived from our distribution services consists of charges for new connections and the maintenance and rental of meters, among others.

The following table sets forth the electricity sales of our subsidiaries, by country, and their corresponding variations for the years ended December 31, 2013 and 2012.

	Electricity sales during the year ended December 31,
	2013	2012	Change	Change
	(in GWh)		(in %)
Chilectra (Chile)	15,152	14,445	707	4.9
Edesur (Argentina)	18,137	17,738	399	2.3
Ampla (Brazil)	11,049	10,816	233	2.2
Coelce (Brazil)	10,718	9,878	840	8.5
Codensa (Colombia) (1)	13,342	12,972	370	2.9
Edelnor (Peru)	7,045	6,863	182	2.7

Total	75,443	72,712	2,731	3.8

(1)	Restated in accordance with IFRS 11.

Revenues by Business Segment

The table below presents our revenues by business segment for 2013 and 2012.

	Year ended December 31,
	2013	2012	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa and subsidiaries (Chile) (1)	955,702	1,104,776	(149,074)	(13.5)
Endesa Costanera (Argentina)	94,888	295,140	(200,252)	(67.8)
El Chocón (Argentina)	36,687	49,193	(12,506)	(25.4)
Dock Sud (Argentina)	41,186	—	41,186	n.a.
Cemsa (Argentina)	1,591	—	1,591	n.a.
Cachoeira Dourada (Brazil)	117,445	155,195	(37,750)	(24.3)
Endesa Fortaleza (Brazil)	168,871	139,186	29,685	21.3
CIEN (Brazil)	67,689	72,523	(4,834)	(6.7)
Emgesa (Colombia)	639,503	580,125	59,378	10.2
Edegel (Peru)	283,806	282,124	1,682	0.6
EEPSA (Peru)	33,752	—	33,752	n.a.

Total	2,441,120	2,678,262	(237,142)	(8.9)

Distribution Business
Chilectra and subsidiaries (Chile)	975,024	984,738	(9,714)	(1.0)
Edesur (Argentina)	528,653	321,242	207,411	64.6
Ampla (Brazil)	945,131	1,074,237	(129,106)	(12.0)
Coelce (Brazil)	688,981	806,428	(117,447)	(14.6)
Codensa (Colombia) (1)	852,780	851,622	1,158	0.1
Edelnor (Peru)	413,911	385,014	28,897	7.5

Total	4,404,480	4,423,281	(18,801)	(0.4)
Less: consolidation adjustments and non-core activities	(581,154)	(605,590)	24,436	(4.0)

Total	6,264,446	6,495,953	(231,507)	(3.6)

(1)	Restated in accordance with IFRS 11.

Generation and Transmission Business: Revenues

Lower revenues in Chile of Ch$ 149.1 billion during 2013 were mostly due to a 11.5% reduction in average energy sales prices, mostly explained by fewer contracts indexed to the marginal cost, coupled with a 2.3% reduction of physical energy sales, mainly to unregulated customers. The lower revenues are explained by Ch$ 134.7 billion sales decrease and two non recurring sources of gains that we recorded in 2012. In March 2012, extraordinary income of Ch$ 29.2 billion was due to an agreement reached between Endesa Chile and CMPC, a pulp and paper company. In December 2012, extraordinary additional income of Ch$ 55.1 billion was recorded due to the agreed compensation with an insurance company for loss of profits in connection with Bocamina as a result of earthquake damage on February 27, 2010. All these revenues reductions were partially offset by Ch$ 25.2 billion higher gas sale revenues and Ch$ 23.8 billion higher other sale revenues.

Revenues from operations in Argentina decreased 49.4% or Ch$ 170 billion. Endesa Costanera recorded a Ch$ 207 billion lower revenue for one-time adjustment due to Argentine Resolution 95. This amount was related to fuel value and was deducted from both revenues and operating costs, with no impact on operating income. El Chocón recorded a 25.4% reduction in operating revenues, primarily related to the exchange rate conversion effect, a decline in average sales price, and lower hydrology. The lower revenues were partially offset by Ch$ 33.1 billion in revenues related to Endesa Costanera’s combined cycle availability contract executed with the Secretariat of Energy. Revenues from Dock Sud and Cemsa added Ch$ 41.2 billion and Ch$ 1.6 billion to Enersis’ consolidated income statement. Dock Sud and Cemsa have been consolidated by Enersis only since April 2013, following the capital increase, The

“currency translation effect” is the net effect obtained when translating the results from the local currency of each country to pesos. The currency translation effect of converting the statement of comprehensive income from the Argentine peso to the Chilean peso in Argentina led to a 15.4% decrease in 2013, when compared to 2012.

In Brazil, revenues from Cachoeira Dourada decreased 24.3% in 2013, as a result of a 780.1 GWh decrease in electricity sales, to 3,564.4 GWh, and 7.8% lower average sales prices in terms of Chilean pesos. This decrease in sales was primarily due to lower energy generation, which in turn was attributable to poor hydrological conditions. Revenues from Endesa Fortaleza increased 21.3% in 2013, due to 9.6% higher average sales prices in terms of Chilean pesos and 315.5 GWh greater electricity sales, that was possible mainly due to the higher thermal generation. Revenues for CIEN decreased 6.7% in 2013 due to the effect of the exchange from Brazilian reais to Chilean pesos following the devaluation of the Brazilian reais. The effect of translating the statement of comprehensive income from Brazilian reais to Chilean pesos in both periods resulted in a 7.8% reduction in Chilean peso terms in 2013 compared to 2012.

In Colombia, revenues from Emgesa increased Ch$ 59.4 billion, or 10.2%, in 2013, mainly due to a 11.7 % rise in the average energy sales price in terms of Chilean pesos, offsetting a 1.3% decline in physical sales. The effect of translating the statement of comprehensive income from Colombian pesos to Chilean pesos in both periods resulted in a 2.0% decline in Chilean peso terms in 2013 when compared to 2012.

Revenues from Edegel, in Peru, increased Ch$ 1.7 billion, or 0.6%, in 2013, primarily due to the compensation claim recognition from the TG-7 turbine damage at the Santa Rosa plant of Ch$ 20.0 billion. Revenues from EEPSA added Ch$ 33.8 billion to the consolidated income statement. EEPSA has been consolidated by Enersis only since April 2013, following the capital increase. The currency translation effect of converting the statement of comprehensive income from soles to the peso for both periods resulted in a 0.5% decrease in 2013, when compared to 2012.

Distribution Business: Revenues

In Chile, revenues of our subsidiary Chilectra declined Ch$ 9.7 billion, or 1.0%, in 2013, as a consequence of a 6.1% reduction in the average energy sales price due to a 4.5% tariff decrease in 2013 with retroactive application to November 2012, partly offset by 707 GWh higher electricity sales, for a total of 15,152 GWh, particularly due to greater residential demand. In addition, other operating income increased Ch$ 7.8 billion, primarily for energy transmission, higher indemnity received from third parties, and other services. Customers increased by 34,552, reaching 1.7 million. Electricity demand grew by 4.7% in our concession area during the period, explained by increased consumption during the winter due to lower temperatures and higher commercial activity.

In Argentina, revenues from Edesur increased by Ch$ 207.4 billion or 64.6% in 2013, mainly due to the application of Resolution 250/13. This resolution, in addition to Energy Secretariat Note 6852/13, that recognized costs not transferred to tariffs from 2007 through September 2013 in connection with the application of MMC, the cost monitoring mechanism, permitted the non-recurring recognition of a Ch$ 250.5 billion increase in revenues in 2013. This effect was partially offset by a Ch$ 40.8 billion reduction in sales revenues, due to the recognition of Ch$ 21.6 billion in fines for service quality and the negative effect (15.4% less) of the exchanging Argentine pesos to Chilean pesos. Electricity sales reached 18,137 GWh, an increase of 2.2% over 2012, owing to the demand peaks registered during the end of the year linked to the high temperatures that prevailed in Buenos Aires. The number of customers increased by 55,338, reaching more than 2.4 million customers.

In Brazil, revenues from Ampla decreased Ch$ 129.1 billion, or 12.0%, in 2013. This reduction is associated with the Extraordinary Tariff Adjustment (RTE) under Law 12,783/13, which reduced tariffs in the country by 20% on average. This effect was partially offset by the Annual Tariff Adjustment, which rates increased by 12.1 % on average. Ampla increased new customers by 89,000, reaching more than 2.8 million customers. Electricity demand grew by 1.5% in our concession area during the period, explained by higher temperatures compared to 2012, which triggered a more intensive use of air conditioning units of residential and commercial customers.

Revenues from Coelce fell by Ch$ 117.5 billion, or 14.6%, in 2013. This reduction is associated with the Extraordinary Tariff Adjustment (RTE) under Law 12,783/13, which reduced tariffs in the country by 20% on average and the return of an extraordinary income between April 2011 and March 2012, because of the non-application of the third tariff revision cycle of Coelce in April 2011. The refund to final customer will be through tariff adjustments and 2014. These effects were partially offset by the Annual Tariff Adjustment, which increased rates by 3.9% on average. Physical sales increased by 8.5%, reaching 10,718 GWh, explained by the more intensive use of pumping devices in rural areas, linked to the drought that affected the country during the period. The company added 162,035 new customers, reaching a total of more than 3.5 million customers.

In Colombia, revenues of our subsidiary Codensa remained flat, increasing by 0.1% in 2013, mainly due to the exchange rate effect that offset the increase of revenues due to a 2.9% increase in physical sales. Electricity sales reached 13,342 GWh to and the number of customers increased by 99,071, to more than 2.6 million customers. Electricity demand remained stable, growing 1.0% in our concession area during the period.

In Peru, revenues of Edelnor increased by 7.5% in 2013, mainly due to 2.7% higher physical sales and revenues linked to other services. The number of customers grew by 51,577, to more than 1.2 million, and electricity sales reached 7,044.6 GWh. Electricity demand grew by 2.7% in our concession area during the period. The rest of the country showed a higher demand, primarily linked to the mining sector, based in central and northern Peru.

Operating Costs

Operating costs consist primarily of electricity purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, and employee salaries. Operating costs also include administrative and selling expenses. The following table shows the breakdown of our operating costs, as a percentage of total operating costs, for the years ended December 31, 2013 and 2012. Our cost structure remained substantially the same in 2013 and 2012.

	Year ended December 31,
	2013	2012
Operating Costs as a Percentage of Total Operating Costs	(in %)
Electricity purchases	40.2	36.8
Fuel purchases	8.5	15.2
Other variable cost	10.8	12.1
Other fixed costs	11.5	9.8
Depreciation, amortization and impairment losses	11.3	9.5
Transmission tolls	8.8	9.4
Staff benefit costs	8.9	7.2

Total	100	100

The table below sets forth the breakdown of operating costs by company for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa and subsidiaries (Chile) (1)	690,421	939,246	(248,825)	(26.5)
Endesa Costanera (Argentina)	73,744	317,228	(243,484)	(76.8)
El Chocón (Argentina)	22,451	24,328	(1,877)	(7.7)
Dock Sud (Argentina)	43,722	—	43,722	n.a.
Cemsa (Argentina)	2,032	—	2,032	n.a.
Cachoeira Dourada (Brazil)	35,637	50,071	(14,434)	(28.8)
Endesa Fortaleza (Brazil)	119,832	97,314	22,518	23.1
CIEN (Brazil)	35,159	35,583	(424)	(1.2)
Emgesa (Colombia)	275,510	242,474	33,036	13.6
Edegel (Peru)	171,614	181,226	(9,612)	(5.3)
EEPSA (Peru)	26,503	—	26,503	n.a.

Total	1,496,625	1,887,470	(390,845)	(20.7)

Distribution Business
Chilectra and subsidiaries (Chile)	836,143	851,363	(15,220)	(1.8)
Edesur (Argentina)	406,655	375,345	31,310	8.3
Ampla (Brazil)	772,932	900,521	(127,589)	(14.2)
Coelce (Brazil)	627,564	675,422	(47,858)	(7.1)
Codensa (Colombia)(1)	611,892	612,851	(959)	(0.2)
Edelnor (Peru)	329,806	314,945	14,861	4.7

Total	3,584,992	3,730,447	(145,455)	(3.9)
Less: consolidation adjustments and non-core activities	(558,309)	(592,727)	34,418	(5.8)

Total	4,523,308	5,025,190	(501,882)	(10.0)

(1)	Restated in accordance with IFRS 11.

Generation and Transmission Business: Operating Costs

In Chile, Endesa Chile’s operating costs decreased by Ch$ 248.8 billion, or 26.5%, in 2013, primarily because of lower fuel costs of Ch$ 173.7 billion, lower energy purchase costs of Ch$ 94.9 billion as a result of reduced energy sales needs, lower average price of purchased energy in the spot market, reduced transportation expenses of Ch$ 3.8 billion, and a reduction in depreciation and impairment losses of Ch$ 3.1 billion. These cost reductions were partly offset by higher other variable procurements and services of Ch$ 13.4 billion, higher personnel expenses of Ch$ 9.9 billion and higher other fixed costs of Ch$ 8.3 billion.

In Argentina, Endesa Costanera’s operating costs decreased by Ch$ 243.5 billion, or 76.8%, in 2013, mainly due to the reclassification of revenues and costs resulting from the application of Resolution 95/13, which associates revenues and costs to fuel costs with a one-time adjustment of Ch$ 207 billion as of December 31, 2013, also recorded as operating revenues, with no effect on operating income. In addition, a Ch$ 3.0 billion transportation cost decrease, a Ch$ 1.5 billion decrease in other fixed expenses and reduced charges for depreciation and impairment of Ch$ 1.5 billion were registered. All of these were partly offset by higher personnel expenses of Ch$ 3.3 billion and higher energy purchases of Ch$ 3.1 billion. Operating costs of El Chocón decreased 7.7% due to a Ch$ 1.9 billion decrease in procurement and services costs, and reduced energy purchases of Ch$ 0.9 billion. This was partially offset by higher transportation expenses of Ch$ 1.0 billion. Operating costs of Dock Sud and Cemsa contributed to consolidated operating costs Ch$ 43.7 billion and Ch$ 2.0 billion, respectively. Both companies have been consolidated by Enersis since April 2013, following the capital increase.

In Brazil, Cachoeira Dourada’s operating costs declined 28.8%, or Ch$ 14.4 billion, to Ch$ 35.6 billion in 2013, mainly due to reductions in transportation expenses of Ch$ 5.6 billion, other variable procurement and service costs of Ch$ 4.7 billion and lower energy purchases of Ch$ 4.5 billion. Endesa Fortaleza’s operating costs increased by Ch$ 22.5 billion in 2013, mainly due to greater fuel consumption of Ch$19.8 billion, increased energy purchases and transportation expenses of Ch$ 4.3 billion, and higher other variable costs of Ch$ 1 billion. These increases were partially offset by reduced fixed costs of Ch$ 2.4 billion. CIEN’s operating costs decreased 1.2%, reaching Ch$ 35.2 billion, in 2013. This is mainly explained by reduced sales revenues of Ch$ 4.8 billion and reduced operating expenses of Ch$ 424 million. Both variations are due to the effect of the exchange from Brazilian reais to Chilean pesos following the devaluation of the reais.

In Colombia, Emgesa’s operating costs increased Ch$ 33.0 billion, or 13.6%, in 2013. This was explained by a Ch$ 38.5 billion increase in energy purchases due to a higher purchase price in the spot market related to the worsening of hydrological conditions in the first quarter of 2013, coupled with higher physical energy purchases due to the lower hydro generation. Also, transportation expenses increased by Ch$ 2.4 billion and personnel expenses increased by Ch$ 1.5 billion. These increases were partially offset by reductions of Ch$ 6.2 billion in variable procurement expenses, Ch$ 1.4 billion in fuel costs, Ch$ 0.9 billion in other fixed expenses and Ch$ 0.9 billion in depreciation and impairment charges.

In Peru, Edegel’s operating costs decreased by Ch$ 9.6 billion, or 5.3%, in 2013 because of the 684 GWh decrease in physical sales that were reflected in reduced energy purchases of Ch$ 18.7 billion and reduced fuel consumption of Ch$ 3.3 billion. These reductions were partially compensated by higher depreciation and impairment costs of Ch$ 6.2 billion and higher variable procurements and service costs of Ch$5.8 billion. Energy generation fell by 2.1% to 8,391.1 GWh in 2013, partially related to the TG-7 turbine damage at the Santa Rosa plant. Operating costs of EEPSA contributed to the consolidated operating costs Ch$ 26.5 billion. EEPSA has been consolidated by Enersis only since April 2013, following the capital increase.

Distribution Business: Operating Costs

Chilectra’s operating costs decreased Ch$ 15.2 billion, or 1.8%, in 2013. This is due to Ch$ 14.4 billion reduced energy purchase expenses, Ch$ 1.7 billion lower transportation expenses, and lower other fixed costs of Ch$ 2.0 billion. This was offset by Ch$ 1.5 billion higher depreciation and impairment costs, Ch$ 0.9 billion higher personnel expenses, and Ch$ 0.6 billion higher other expenses. Energy losses declined by 0.1 percentage points to 5.3% in 2013.

Edesur’s operating costs increased Ch$ 31.3 billion, or 8.3%, in 2013, due to an increase in personnel expenses of Ch$ 19.2 billion and an Ch$ 18.6 billion increase in other fixed expenses for supplies and contracted services, which have had general price increases. These were partially offset by Ch$ 6.2 billion in lower energy purchase costs. Energy losses rose by 0.2 percentage points to 10.8%.

In Brazil, Ampla’s operating costs decreased by Ch$ 127.6 billion, or 14.2%, in 2013. This is mainly due to Ch$ 99.7 billion lower other variable procurement costs and Ch$ 43.7 billion in reduced transportation costs. This was offset by Ch$ 9.5 billion higher energy purchase costs, explained by the drought affecting Brazil, together with the application of MP579 during 2013, as distributors were more exposed to the spot market. These extra costs could not be immediately compensated through a regulatory mechanism and are expected to be recovered in the future, according to Brazilian regulation. Depreciation and impairment cost increased by Ch$ 7.3 billion, while personnel expenses declined by Ch$ 2.6 billion. Energy losses increased by 0.2 percentage points from 19.6% to 19.8%. Coelce’s operating costs decreased by Ch$ 47.9 billion, or 7.1%, in 2013. This was explained by a Ch$ 53.4 billion reduction in procurement and service costs, including a Ch$ 20.5 billion reduction in transportation costs and a Ch$ 8.2 billion increase in energy purchase costs, explained by the drought and the application of MP579. Depreciation and impairment cost increased by Ch$ 13.3 billion, fixed costs declined by Ch$ 4.4 billion, and personnel expenses decreased by Ch$ 3.3 billion. Energy losses declined by 0.1 percentage points to 12.5%.

Codensa’s operating costs decreased 0.2%, in 2013. Energy losses, dropped significantly 0.3 percentage points to 7.0%, due to efforts undertaken by the company to mitigate this effect.

Edelnor’s operating costs increased by Ch$ 14.9 billion, or 4.7%, in 2013, mainly due to a Ch$13.4 billion increase in energy purchase costs and a Ch$ 1.1 billion increase in other variable costs. There were also higher personnel expenses of Ch$ 1.5 billion and lower fixed costs of Ch$ 1.1 billion. Energy losses were lower by 0.2 percentage points to 8.0% in 2013.

Operating Income

The following table summarizes operating income by company for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile) (1)	265,281	165,530	99,751	60.3
Endesa Costanera (Argentina)	21,144	(22,088)	43,232	n.a.
El Chocón (Argentina)	14,236	24,865	(10,629)	(42.7)
Cemsa (Argentina)	(441)	—	(441)	n.a
Dock Sud (Argentina)	(2,536)	—	(2,536)	n.a
Cachoeira Dourada (Brazil)	81,808	105,124	(23,316)	(22.2)
Endesa Fortaleza (Brazil)	49,039	41,872	7,167	17.1
CIEN (Brazil)	32,530	36,940	(4,410)	(11.9)
Emgesa (Colombia)	363,993	337,651	26,342	7.8
Edegel (Peru)	112,192	100,898	11,294	11.2
EEPSA (Peru)	7,249	—	7,249	n.a

Total	944,495	790,792	153,703	19.4

Distribution Business
Chilectra and subsidiaries (Chile)	138,881	133,375	5,506	4.1
Edesur (Argentina)	121,998	(54,103)	176,101	n.a.
Ampla (Brazil)	172,199	173,716	(1,517)	(0.9)
Coelce (Brazil)	61,417	131,006	(69,589)	(53.1)
Codensa (Colombia) (1)	240,888	238,771	2,117	0.9
Edelnor (Peru)	84,105	70,069	14,036	20.0

Total	819,488	692,834	126,654	18.3
Less: consolidation adjustments and non-core activities	(22,845)	(12,863)	(9,982)	77.7

Total	1,741,138	1,470,763	270,375	18.4

(1)	Restated in accordance with IFRS 11.

Non-Operating Results

The following table shows the non-operating results for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Change	Change
	(in millions of Ch$)			(in %)
Financial result
Financial income	260,127	232,130	27,997	12.1
Financial costs	(388,368)	(419,889)	31,521	7.5
Gain (loss) for indexed assets and liabilities	(9,415)	(12,757)	3,342	26.2
Net foreign currency exchange differences	(30,373)	(16,126)	(14,247)	(88.3)

Total	(168,029)	(216,642)	48,613	22.4

Other non-operating results
Total gain (loss) on sale of non-current assets not held for sale	19,170	15,186	3,984	26.2
Other non-operating income	25,289	30,382	(5,093)	(16.8)

Total	44,459	45,568	(1,109)	(2.4)

Non-operating results	(123,570)	(171,074)	47,504	27.8

Financial Result

The net financial result was a loss of Ch$ 168.0 billion, an improvement of Ch$ 48.6 billion, or 22.4%, with respect to 2012.

We recorded higher interest income of Ch$ 28.0 billion, mainly due to (i) Ch$ 37.6 billion higher investment income from the proceeds of the 2013 capital increase, (ii) Ch$ 27.9 billion higher Edesur income due to the effects of the implementation of Resolution 250/13 and (iii) Ch$ 17.7 billion higher income in Ampla due to a correction of recoverable taxes. These effects were partially offset by a (i) lower valuation of the future concession termination value for Ampla and Coelce, which resulted in lower income from financing agreements in 2026 of Ch$ 50.5 billion and in 2028 of Ch$ 2.7 billion, respectively and (ii) a Ch$ 2.0 billion decrease in other income.

We recorded lower financial expenses of Ch$ 31.5 billion, mainly the result of a Ch$ 25.7 billion decrease in financial costs of bank loans and bonds and a Ch$ 6.1 billion decrease on the interest of the contingencies.

We recorded a lower charge for indexation adjustments of Ch$ 3.3 billion due to the effect produced by variations in the value of the UF with respect to UF denominated debt of Chilean companies. This is because the UF increased in value by 2.1% in 2013 compared with the 2.5% increase in 2012.

We recorded a higher charge for foreign currency exchange differences of Ch$ 14.3 billion, mainly due to gains derived from variations in exchange rates, on cash and cash equivalents of Ch$ 2.5 billion, accounts receivable, financial assets, and other receivables in U.S. dollars of Ch$ 43.2 billion and losses on U.S. dollar liabilities of Ch$ 59.9 billion.

Result of Asset Sales

The gain on asset sales was Ch$ 4.0 billion, due to profits obtained from transmission line sales of Ch$ 2.5 billion, sale of land of Ch$ 0.6 billion and other sales of Ch$ 0.8 billion.

Net Income

The following table sets forth our net income for the periods indicated.

	Year ended December 31,
	2013	2012	Change	Change
	(in millions of Ch$)			(in %)
Operating income	1,741,138	1,470,763	270,375	18.4
Non-operating results	(123,570)	(171,074)	47,504	(27.8)

Net income before taxes	1,617,568	1,299,689	317,879	24.5
Income tax	(504,167)	(406,676)	(97,491)	24.0

Net income	1,113,401	893,013	220,388	24.7
Net income attributable to: shareholders of Enersis	658,514	377,351	281,163	74.5
Net income attributable to: Non-controlling interests	454,887	515,662	(60,775)	(11.8)

Corporate Income Tax

Corporate income tax shows an increased charge of Ch$ 97.5 billion, mainly due to Ch$ 74.3 billion higher taxes in Enersis, Ch$ 51.4 billion in Endesa Chile, Ch$ 13.6 billion in Edesur, Ch$ 8.9 billion in Emgesa, Ch$ 7.1 billion in Inversiones Sudamérica, Ch$ 6.6 billion in Chilectra, Ch$ 5.5 billion in Codensa, Ch$ 5.0 billion in Celta, Ch$ 1.6 billion in Dock Sud, and Ch$1.1 billion in EEPSA. This was partially compensated by a Ch$ 43.4 million reduction in taxes in Pehuenche and a Ch$ 33.7 billion reduction in Coelce. For further detail please see Note 33 to our Consolidated Financial Statements.

3.	Results of Operations for the Years ended December 31, 2012 and December 31, 2011.

Revenues

Generation and Transmission Business

The following table sets forth the electricity sales of our subsidiaries and the corresponding changes for the years ended December 31, 2012 and 2011.

	Electricity sales during the year ended December 31,
	2012	2011	Change	Change
	(in GWh)			(in %)
Endesa Chile (Chile) (1)	20,878	20,316	562	2.8
El Chocón (Argentina)	3,197	2,888	309	10.7
Endesa Costanera (Argentina)	8,655	8,493	162	1.9
Endesa Fortaleza (Brazil)	2,947	2,842	105	3.7
Emgesa (Colombia)	16,304	15,112	1,192	7.9
Cachoeira Dourada (Brazil)	4,344	3,986	358	9.0
Edegel (Peru)	9,587	9,450	137	1.5

Total	65,912	63,087	2,825	4.5

(1)	Includes Endesa Chile and its Chilean subsidiaries, restated in accordance with IFRS 11.

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

	Electricity sales during the year ended December 31,
	2012	2011	Change	Change
	(in GWh)			(in %)
Chilectra (Chile)	14,445	13,697	748	5.5
Edesur (Argentina)	17,738	17,233	505	2.9
Coelce (Brazil)	9,878	8,970	908	10.1
Ampla (Brazil)	10,816	10,223	593	5.8
Codensa (Colombia) (1)	12,972	12,552	420	3.4
Edelnor (Peru)	6,863	6,572	291	4.4

Total	72,712	69,247	3,465	5.0

(1)	Restated in accordance with IFRS 11.

Revenues by Business Segment

The table below presents our revenues by business segment for 2012 and 2011.

	Year ended December 31,
	2012	2011	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business

Endesa and subsidiaries (Chile) (1)	1,104,776	1,135,176	(30,400)	(2.7)
Endesa Costanera (Argentina)	295,140	341,824	(46,684)	(13.7)
El Chocón (Argentina)	49,193	48,341	852	1.8
Cachoeira Dourada (Brazil)	155,195	126,646	28,549	22.5
Endesa Fortaleza (Brazil)	139,186	129,485	9,701	7.5
CIEN (Brazil)	72,523	59,918	12,605	21.0
Emgesa (Colombia)	580,125	498,569	81,556	16.4
Edegel (Peru)	282,124	239,842	42,282	17.6

Total	2,678,262	2,579,801	98,461	3.8

Distribution Business
Chilectra and subsidiaries (Chile)	984,738	1,046,191	(61,453)	(5.9)
Edesur (Argentina)	321,242	279,725	41,517	14.8
Ampla (Brazil)	1,074,237	1,117,269	(43,032)	(3.9)
Coelce (Brazil)	806,428	859,446	(53,018)	(6.2)
Codensa (Colombia) (1)	851,622	783,050	68,572	8.8
Edelnor (Peru)	385,014	329,309	55,705	16.9

Total	4,423,281	4,414,990	8,291	0.2
Less: Consolidation adjustments and non-core activities	(605,590)	(608,191)	2,601	(0.4)

Total	6,495,953	6,386,600	109,353	1.7

(1)	Restated in accordance with IFRS 11.

Generation and Transmission Business: Revenues

Revenues in Chile decreased by 2.7% for the year ended December 31, 2012, mainly due to an 5.3% reduction in average energy sale prices, which in turn was a result of lower indexation of contracts to the marginal cost in Chile and to lower electricity sales.

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

In Colombia, revenues of our subsidiary Codensa increased 8.8% for the year ended December 31, 2012 as a result of greater electricity sales, which increased 2.4% during the period and higher average sales prices when expressed in local currency. Electricity sales reached 12,972 GWh for the year ended December 31, 2012 and the number of customers increased by 92,063 to more than 2.6 million customers.

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

	Year ended December 31,
	2012	2011
	(percentage of total costs of operations)
Electricity purchases	36.8	35.2
Fuel purchases	15.2	14.7
Other variable cost	12.1	13.2
Other fixed costs	9.8	11.4
Depreciation, amortization and impairment losses	9.5	10.8
Transmission tolls	9.4	8.1
Staff benefit costs	7.2	6.6

Total	100%	100%

The table below sets forth the breakdown of operating costs by company for the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa and subsidiaries (Chile)(1)	939,246	758,755	180,491	23.8
Endesa Costanera (Argentina)	317,228	335,344	(18,116)	(5.4)
El Chocón (Argentina)	24,328	24,599	(271)	(1.1)
Cachoeira Dourada (Brazil)	50,071	36,365	13,706	37.7
Endesa Fortaleza (Brazil)	97,314	80,299	17,015	21.2
CIEN (Brazil)	35,583	(8,863)	44,446	n.a.
Emgesa (Colombia)	242,474	245,061	(2,587)	(1.1)
Edegel (Peru)	181,226	135,187	46,039	34.1

Total	1,887,470	1,606,747	280,723	17.5

Distribution Business
Chilectra and subsidiaries (Chile)	851,363	926,506	(75,143)	(8.1)
Edesur (Argentina)	375,345	416,895	(41,550)	(10.0)
Ampla (Brazil)	900,521	943,612	(43,091)	(4.6)
Coelce (Brazil)	675,422	678,458	(3,036)	(0.4)
Codensa (Colombia)(1)	612,851	603,690	9,161	1.5
Edelnor (Peru)	314,945	259,409	55,536	21.4

Total	3,730,447	3,828,570	(98,123)	(2.6)

Less: consolidation adjustments and non-core activities	(592,727)	(587,645)	(5,082)	0.9

Total	5,025,191	4,847,673	177,518	3.7

(1)	Restated in accordance with IFRS 11.

Generation and Transmission Business: Operating Costs

The operating costs of Endesa Chile increased Ch$ 180.5 billion, or 23.8% for the year ended December 31, 2012, mainly as a result of an increase of Ch$ 65.7 billion in fuel consumption costs and Ch$ 34.5 billion greater transportation costs as a consequence of higher tolls related to the drought in the south central area of the country. The cost of energy purchases increased Ch$ 62.8 billion due to higher spot market purchase prices. In addition, depreciation and impairment losses increased Ch$ 10.9 billion for the year ended December 31, 2012 and fixed costs increased Ch$ 7.4 billion. Production decreased 0.7% to 19,825 GWh for the year ended December 31, 2012.

In Argentina, operating costs of Endesa Costanera decreased Ch$ 18.1 billion, or 5.4%, for the year ended December 31, 2012, mainly due to a Ch$ 30.7 billion decrease in procurement and services costs resulting from a Ch$ 27.8 billion decrease in fuel consumption costs and a Ch$ 3.1 billion decrease in transportation costs. This was partially offset by a Ch$ 5.7 billion increase in personnel costs and other fixed costs mainly due to union negotiations and a higher number of employees and a Ch$ 6.9 billion increase in depreciation and impairment losses. Production increased 1.1% to 8,488 GWh for the year ended December 31, 2012. Operating costs of El Chocón decreased 1.1% due to a Ch$ 2.7 billion decrease in procurement and services costs. This decrease is primarily the result of a Ch$ 1.6 billion decrease in energy purchases costs and a Ch$ 1 billion decrease in other variable procurement costs, as a consequence of 2,801 GWh generation increase for the year ended December 31, 2012, a 16.5% increase compared to the year ended December 31, 2011. This was partially offset by a Ch$ 2.1 billion increase in other fixed costs.

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

Operating costs of Edegel increased Ch$ 46 billion, or 34.1%, mainly as a consequence of Ch$ 15.2 billion greater personnel costs due to the one time effect of a provision reversal registered in 2011 of Ch$ 14.6 billion in personnel expenses. Additionally, energy purchase costs increased Ch$ 14.7 billion as a result of greater spot market electricity purchases, along with Ch$ 6.1 billion greater fuel consumption costs, partially due to greater diesel generation, in both cases as the result of maintenance performed to the dual gas units. Transportation costs increased by Ch$ 3.3 billion and depreciation, amortization and impairment losses increased by Ch$ 2.2 billion. Energy generation fell 4.5% to 8,740.3 GWh for the year ended December 31, 2012.

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

In Brazil, the operating costs of Ampla decreased Ch$ 43.1 billion, or 4.6%, for the year ended December 31, 2012. This decrease was primarily the result of a Ch$ 50.8 billion decrease in procurement and services costs, which decrease resulted from a Ch$ 50 billion decrease in energy purchase costs and a Ch$ 37 billion decrease in other variable procurement costs, partially offset by a Ch$ 37 billion increase in transportation costs. Additionally, fixed costs decreased by Ch$ 10.2 billion, partially offset by a Ch$ 17.9 billion increase in depreciation, amortization and impairment losses costs. Physical energy losses decreased by 0.1 percentage points to 19.6% for the year ended December 31, 2012. The operating costs of Coelce decreased by Ch$ 3 billion, or 0.4%, for the year ended December 31, 2012. This decrease is primarily the result of a Ch$ 5 billion decrease in depreciation, amortization and impairment losses, partially offset by a Ch$ 1.3 billion increase in procurement and services costs resulting from a Ch$ 14.1 billion increase in energy purchases, partly offset by a Ch$ 12.5 billion decrease in other variable costs. Physical energy losses increased by 0.7 percentage points to 12.6% for the year ended December 31, 2012.

Operating costs of Codensa increased by Ch$ 9.2 billion, or 1.5%, for the year ended December 31, 2012. This increase was primarily the result of a Ch$ 27.6 billion increase in procurement and services costs, primarily explained by a Ch$ 21.1 billion increase in energy purchases, a Ch$ 2.9 billion increase in energy transportation costs and a Ch$ 3.9 billion increase in other variable procurement cost. This was partially offset by a Ch$ 24.0 billion decrease in fixed costs related to the non-recurring effect of the Colombian government’s equity tax reform promulgated in 2011, which caused a Ch$ 28.6 billion negative impact on operating results for the year ended December 31, 2011, but did not affect Codensa’s results for the year ended December 31, 2012. Physical energy losses decreased by 0.5 percentage points to 7.5% for the year ended December 31, 2012.

Operating Income

The following table summarizes operating income by company for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile)(1)	165,530	376,421	(210,891)	(56.0)
Endesa Costanera (Argentina)	(22,088)	6,480	(28,568)	n.a.
El Chocón (Argentina)	24,865	23,742	1,123	4.7
Cachoeira Dourada (Brazil)	105,124	90,281	14,843	16.4
Endesa Fortaleza (Brazil)	41,872	49,186	(7,314)	(14.9)
CIEN (Brazil)	36,940	68,781	(31,841)	(46.3)
Emgesa (Colombia)	337,651	253,508	84,143	33.2
Edegel (Peru)	100,898	104,654	(3,756)	(3.6)

Total	790,792	973,053	(182,261)	(18.7)

Distribution Business
Chilectra and subsidiaries (Chile)	133,375	119,685	13,690	11.4
Edesur (Argentina)	(54,103)	(137,170)	83,068	60.6
Ampla (Brazil)	173,716	173,657	59	0.0
Coelce (Brazil)	131,006	180,988	(49,983)	(27.6)
Codensa (Colombia)(1)	238,771	179,360	59,411	33.1
Edelnor (Peru)	70,069	69,900	169	0.2

Total	692,834	586,420	106,414	18.1

Less: Consolidation Adjustments and non-core activities	(12,863)	(20,546)	7,683	(37.4)

Total	1,470,763	1,538,927	(68,164)	(4.4)

(1)	Restated in accordance with IFRS 11.

Non-Operating Results

The following table shows the non-operating results for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Change	Change
	(in millions of Ch$)			(in %)
Financial result
Financial income	232,130	194,546	37,584	19.3
Financial costs	(419,889)	(423,128)	3,240	0.7
Gain (loss) for indexed assets and liabilities	(12,757)	(25,207)	12,450	49.3
Net foreign currency exchange differences	(16,126)	20,124	(36,250)	n.a.

Total	(216,642)	(233,666)	17,024	7.3

Other non-operating results
Total gain (loss) on sale of non-current assets not held for sale	15,186	(5,769)	20,955	n.a.
Other non-operating income	30,382	27,929	2,453	8.8

Total	45,568	22,160	23,408	105.6

Non-operating results	(171,074)	(211,506)	40,432	19.1

Financial Result

The total financial result for the year ended December 31, 2012 was a Ch$ 216.6 billion expense, which represents an 7.3% reduction, or Ch$ 17.0 billion, when compared to 2011. The above is primarily the result of:

Financial income increased Ch$ 37.6 billion as a result of the valuation of the current value of non-amortized assets at the concession expiration date of Ampla and Coelce based on the net replacement value of electricity assets depreciated by Ch$ 112.3 billion, partially offset by (1) a decrease in the current value of Cachoeira Dourada’s accounts receivables from CELG Distribuiçao S.A. of Ch$ 24.3 billion, (2) a Ch$ 13 billion decrease in income from cash deposits in Ampla and Coelce, (3) a Ch$ 10 billion decrease in income from pension plan assets in Brazil, (4) a decrease in income from Endesa Eco related to the value of the put option of Canela equivalent to Ch$ 6.6 billion and (5) a decrease in financial income of Endesa Costanera due to the Ch$ 2.6 billion accounts receivable from CAMMESA.

Financial expenses decreased Ch$ 3.2 billion mainly due to (1) a Ch$ 20.6 billion decrease in financial expenses of CIEN, caused by a lower level of average debt during the period and lower current value of fines imposed, (2) a Ch$ 19.4 billion decrease in financial expenses of Ampla due to a lower current value of contingencies, (3) a Ch$ 9.6 billion decrease in financial expenses of Endesa Fortaleza and (4) a Ch$ 7.5 billion decrease in financial expenses of Investluz, in both cases due to lower current value of contingencies for the year ended December 31, 2012. The aforementioned is partially offset by a Ch$ 24.3 billion increase in financial expenses of Coelce due to the current value of litigations and fines imposed and a Ch$ 20.5 billion increase in financial expenses of Edesur due to greater interest expenses on loans and accounts payable to CAMMESA.

Expenses per adjustment units declined Ch$ 12.4 billion due to the impact of the change in value of the UF on the debt, denominated in UF, that some companies have in Chile. This is due to a 2.5% increase in the value of the UF for the year ended December 31, 2012 compared to a 3.9% increase for the year ended December 31, 2011.

These amounts were partially offset by greater currency exchange differences, which increased Ch$ 36.2 billion mainly due to (1) a Ch$ 7.6 billion loss caused by exchange rate variations on cash and cash equivalents, (2) a Ch$ 19.1 billion loss related to accounts receivables and other receivables in U.S. dollars and (3) a Ch$ 9 billion loss in other non-financial assets.

Result of Asset Sales

The result from asset sales led to a positive variation of Ch$ 21 billion, mainly explained by booking a Ch$ 10.7 billion loss in 2011 related to the sale of our electrical parts procurement business, Compañía Americana de Multiservicios Ltda. (CAM), and Synapsis Soluciones y Servicios IT Ltda. and Ch$ 5.4 billion greater income from the sale of real property of Coelce and of Inmobiliaria Manso de Velasco in 2012.

The total non-operating result therefore showed a decrease of Ch$ 40.4 billion over the same period of the previous year.

Net Income

The following table sets forth our net income for the periods indicated.

	Year ended December 31,
	2012	2011	Change	Change
	(in millions of Ch$)			(in %)
Operating income	1,470,763	1,538,927	(68,164)	(4.4)
Non-operating results	(171,094)	(211,506)	44,432	(19.1)

Net income before taxes	1,299,689	1,327,421	(27,732)	(2.1)
Income tax	(406,676)	(455,469)	48,793	(10.7)

Net income from continuing operations after tax	893,013	871,952	21,061	2.4
Net income from discontinued operations	—	—	—	—

Net income	893,013	871,952	21,061	2.4
Net income attributable to: shareholders of Enersis	377,351	375,471	1,880	0.5
Net income attributable to: non-controlling interests	515,662	496,481	19,182	3.9

Corporate Income Tax

Income tax declined Ch$ 48.8 billion, primarily as a result of (1) a Ch$ 61 billion decrease in taxes of Endesa Chile, (2) a Ch$ 16.4 billion decrease in taxes of Endesa Costanera, (3) a Ch$ 15.2 billion decrease in taxes of Edesur, (4) a Ch$ 19.2 billion decrease in taxes of Enersis, (5) a Ch$ 10.3 billion decrease in taxes of Cachoeira Dourada, (6) a Ch$ 9.7 billion decrease in taxes of San Isidro, (7) a Ch$ 7.5 billion decrease in taxes of Coelce, (8) a Ch$ 8.4 billion decrease in taxes of CIEN, and (9) a Ch$ 8.8 billion decrease in taxes of Chilectra. These amounts were partially offset by (1) a Ch$ 43.8 billion increase in taxes of Pehuenche, (2) a Ch$ 16.9 billion increase in taxes of Emgesa, (3) a Ch$ 9.7 billion increase in taxes of Codensa and (4) a Ch$ 3.5 billion increase in taxes of Edegel.

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

In March 2013, we completed a US$ 6.0 billion capital increase, pursuant to which our minority shareholders contributed approximately US$ 2.4 billion and Endesa Spain contributed in-kind with assets worth US$ 3.6 million (see “Item 4 — A. History and development of the company”).

Set forth below is the consolidated cash flow from an accounting perspective.

	Year ended December 31,
	2013	2012	2011
	(in billions of Ch$)
Net cash flows from (used in) operating activities	1,701	1,543	1,673
Net cash flows from (used in) investing activities	(1,224)	(842)	(616)
Net cash flows from (used in) financing activities	337	(1,012)	(875)

Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	814	(311)	182
Effects of exchange rate changes on cash and cash equivalents	(24)	(61)	76
Cash and cash equivalents at beginning of period	816	1.188	930

Cash and cash equivalents at end of period	1,606	816	1,188

For the year ended December 31, 2013, cash provided by operating activities was Ch$ 1,701 billion, an increase of Ch$ 158 billion, or 10.2% compared to 2012, primarily as a consequence of a decrease in payments to suppliers for goods and services of Ch$ 208 billion, a decrease in other payments for operating activities of Ch$ 175 billion, an increase in other collections from operating activities of Ch$ 125 billion, a Ch$ 71 billion decrease in income tax payments, mainly in Chile and Brazil, and an increase in collections from premiums and services, annual payments, and other obligations from policies held of Ch$ 68 billion, all of which were partially offset by the decrease in collections from the sale of goods and services of Ch$ 476 billion, mainly in Chile and Brazil and a Ch$ 48 billion increase in payments to and on behalf of employees, mainly in Chile and Argentina.

For the year ended December 31, 2012, cash provided by operating activities was Ch$ 1,543 billion, a decrease of Ch$ 130 billion, or 7.8% compared to 2011, primarily as a consequence of a Ch$ 132 billion decrease in collections from the sale of goods and services, mainly in Chile, Brazil and Colombia, an increase in payments to suppliers for goods and services of Ch$ 95 billion, an increase by Ch$ 94 billion in income tax payments, mainly in Peru and Brazil, a Ch$ 50 billion increase in payments to and on behalf of employees, mainly in Chile and Argentina, an increase in other outflows of cash of Ch$ 78 billion, all of which were partially offset by an increase in other collections from operating activities of Ch$ 133 billion and a decrease in other payments for operating activities of Ch$ 193 billion.

For the year ended December 31, 2013, investing activities generated a net cash outflow of Ch$ 1,224 billion, which was Ch$ 382 billion or 45.3% less cash equivalent than the previous year. These expenditures primarily consist of investments in deposits with a period greater than 90 days for Ch$ 562 billion, acquiring fixed assets totaling Ch$ 603 billion, incorporating intangible assets (under IFRIC 12) for Ch$ 169 billion, increasing investment in Hidroaysén for Ch$ 5 billion, all of which was partially offset by interest received of Ch$ 92 billion, other cash inflows of Ch$ 14 billion and dividends received of Ch$ 9 billion.

For the year ended December 31, 2012, investing activities generated a net cash ouflow of Ch $ 842 billion, which was $ 226 billion, or 37.2% less than in 2011. These expenditures were primarily related to investments in deposits with a period greater than 90 days for Ch$ 194 billion, acquiring fixed assets of Ch $ 517 billion, incorporating intangible assets (under IFRIC 12 in Brazil) of Ch$ 187 billion, increasing investment in Hidroaysén for Ch$ 7 billion, all of which was partially offset by interest received of Ch$ 56 billion and dividends received of Ch$ 7 billion.

For the year ended on December 31, 2013, cash generated from financing activities was Ch$ 337 billion. The main drivers of this change are described below.

The aggregate cash inflows were primarily due to:

•	Ch$ 120 billion in loans by Ampla.
•	Ch$ 46 billion in loans by Coelce.
•	Ch$ 149 billion in bond issuances by Emgesa.
•	Ch$ 99 billion in bond issuances by Codensa.

•	Ch$ 62 billion in bond issuances and Ch$ 13 billion in loans by Edelnor.
•	Ch$ 10.8 billion in capital increases by Costanera.
•	Ch$ 20 billion in loans by El Chocón.
•	Ch$ 1,121 billion in capital increase by Enersis (cash portion only).

The aggregate cash outflows were primarily due to:

•	Ch$ 482 billion in dividend payments (including Ch$ 188 billion from Enersis and Ch$ 47 billion from Endesa Chile on a stand-alone basis, among others).
•	Ch$ 231 billion of interest expense (including Ch$ 54 billion in Endesa Chile on a stand-alone basis, Ch$ 51 billion in Emgesa among others).
•	Ch$ 152 billion on payments of loans and bonds in Endesa Brasil on a consolidated basis.
•	Ch$ 258 billion on payments of loans, bonds and other and other financial instruments from Endesa Chile.

For the year ended on December 31, 2012, cash used by financing activities was Ch$ 1,012 billion. The main drivers of this change are described below.

The aggregate cash inflows were primarily due to:

•	Ch$ 4.8 billion in loans by Edegel .
•	Ch$ 33 billion in bond issuances by Edelnor.
•	Ch$ 218 billion in aggregate loans and bond issuances by Emgesa.
•	Ch$ 124 billion in bond issuances by Ampla issuances.
•	Ch$ 15 billion in funds received from Banco do Nordeste do Brasil (“BNB”) by Coelce .

The aggregate cash outflows were primarily due to:

•	Ch$ 547 billion in dividend payments (including Ch$ 186 billion from Enersis on a stand-alone, Ch$ 88 billion from Endesa Chile on a stand-alone basis among others).
•	Ch$ 254 billion of interest expense (including Ch$ 67 billion in Endesa Chile on a stand-alone basis, Ch$ 39 billion in Emgesa and Ch$ 67 billion in Endesa Brasil).
•	Endesa Brasil consolidated Ch$ 272 billion in payments on loans, bonds and other debt instruments (including Ch$ 150 billion in Ampla, Ch$ 62 billion in Coelce and Ch$ 53 billion in CIEN).
•	Endesa Chile consolidated Ch$ 263 billion in payments on loans and other financial instruments.

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

We have accessed the equity capital markets (including several SEC-registered ADS issuances) in 1993, 1996, 2000, 2003 and 2013, and in 1994 for Endesa Chile. We have also issued bonds in the United States (“Yankee Bonds”) for both Enersis and Endesa Chile. Since 1996, we, Endesa Chile and its subsidiary Pehuenche have issued a total of US$ 3,520 million in Yankee Bonds.

The following table lists the Yankee Bonds issued by us and Endesa Chile outstanding as of December 31, 2013. The weighted average annual coupon interest rate for such bonds is 7.7%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(in %)	(in millions of US$)
Enersis	10 years	January 2014	7.375	350	350
Enersis (1)	10 years	December 2016	7.400	350	250
Enersis (2)	30 years	December 2026	6.600	150	1

Enersis total			7.384 (4)	850	601
Endesa Chile	12 years	August 2015	8.625	200	200
Endesa Chile (1)	30 years	February 2027	7.875	230	206
Endesa Chile (3)	40 years	February 2037	7.325	220	71
Endesa Chile (1)	100 years	February 2097	8.125	200	40

Endesa Chile total			8.109 (4)	850	517

Total			7.720 (4)	1,700	1,118

(1)	Enersis and Endesa Chile repurchased certain of these bonds in 2001.
(2)	Holders of our 6.6% Yankee Bonds due 2026 exercised a put option on December 1, 2003 for an aggregate principal amount of US$ 149 million, leaving US$ 1 million outstanding.
(3)	Holders of the Endesa Chile 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.
(4)	Weighted-average coupon.

The following table lists Emgesa’s bond issued in the United States. The bond is denominated in Colombian pesos. The annual interest rate for such bond is 8.75%.

Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Aggregate Principal Amount
				Issued	Outstanding
				(in billions of Colombian pesos)	(in billions of Colombian pesos)	(in billions of Ch$ pesos) (1)
Emgesa	10 years	January 2021	8.75%	737	737	201

(1)	Calculated based on the observed exchange rate as of December 31, 2013, which was CPs$ 3.6717 per Ch$ 1.00

We and Endesa Chile, as well as our subsidiaries in the five countries in which we operate, have access to the domestic capital markets where we have issued debt instruments including commercial paper and medium and long term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by us and Endesa Chile, outstanding as of December 31, 2013.

Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Aggregate Principal Amount
				Issued	Outstanding
				(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Enersis Series B2	21 years	June 2022	5.75%	2.5	1.2	29
Endesa Chile Series H	25 years	October 2028	6.20%	4.0	3.2	74
Endesa Chile Series M	21 years	December 2029	4.75%	10.0	10.0	233

Total			5.15% (1)	16.5	14.4	336

(1)	Weighted-average coupon.

For a full description of local bonds issued by us and Endesa Chile, see “Unsecured liabilities detailed by currency and maturity” and “Secured liabilities breakdown by currency and maturity” in Note 19 to our Consolidated Financial Statements.

The following table lists local bonds issued by our foreign subsidiaries, outstanding as of December 31, 2013. We present aggregate information for each company. The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company.

Issuer	Maturity	Coupon (1)	Aggregate Principal Amount Outstanding
			(in billions of Ch$)
Ampla	June 2019	11.81%	169
Codensa	December 2025	7.02%	337
Coelce	October 2018	12.00%	98
Edegel	January 2028	6.69%	62
Edelnor	November 2038	6.65%	170
Emgesa	December 2027	6.76%	585

Total			1,422

(1)	Many of the coupon rates are variable rates based on local indexes, such as inflation. The table reflects the coupon rate taking into account each local index as of December 31, 2013.

We frequently participate in the international commercial bank markets governed by the laws of the State of New York through syndicated senior unsecured loans. As of December 31, 2013, the amounts outstanding or available for these bank loans are listed below:

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Endesa Chile	Syndicated revolving loan	June 2014	200	—
Endesa Chile	Syndicated term loan	June 2014	200	200

Total			400	200

The Endesa Chile revolving credit facility due June 2014 does not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing the Company full flexibility to draw on up to US$ 200 million in the aggregate from such committed revolving facility under any circumstances, including situations involving a MAE.

We and Endesa Chile also borrow from banks in Chile under fully committed facilities in which a potential MAE would not be an impediment to this source of liquidity. In early 2013, both companies entered into 3-year bilateral revolving loans for an aggregate of UF 4.8 million (equivalent to Ch$ 111 billion as of December 31, 2013) as described below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in billions of Ch$)
Enersis	Syndicated revolving loan	April 2016	106	—
Endesa Chile	Syndicated revolving loan	February 2016	106	—

Total			212	—

Our subsidiaries also have access to fully committed credit lines in the local markets, as detailed above.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in billions of Ch$)	(in billions of Ch$)
Ampla (1)	Bilateral revolving loans	2014	56	—
Coelce (1)	Bilateral revolving loans	2014	23	—
Emgesa	Bilateral revolving loans	January 2015	98	—

Total			177	—

(1)	Both Ampla and Coelce have various committed credit lines, that are due during 2014.

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to approximately Ch$ 397 million in the aggregate as of December 31, 2013 (including two minor credit lines in Brazil).

We and Endesa Chile also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 274 million in the aggregate, none of which we currently draw upon. Unlike the committed lines described above, which are not subject to material adverse event condition precedents prior to disbursements, these facilities are not guaranteed under all circumstances. Our subsidiaries also have access to uncommitted local bank facilities, for a total amount of Ch$ 211 billion, none of which we currently draw upon.

Both we and Endesa Chile may also access the Chilean commercial paper market under programs that have been registered with the Chilean SVS for a maximum of US$ 200 million for each borrower. In addition, we have a local bond program registered with the SVS for UF 12.5 million (equivalent to Ch$ 295 billion as of December 31, 2013), which has not been drawn upon yet.

Finally, our foreign subsidiaries also have access to other types of financing, including governmental facilities, supplier credit and leasing, among others.

Except for the SEC-registered Yankee Bonds, which are not subject to financial covenants, we and Endesa Chile’s outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2013, the most restrictive financial covenant affecting us was the Indebtedness to EBITDA Ratio covenant, as defined contractually, corresponding to the revolving loan facility that matures in April 2016. For Endesa Chile, the most restrictive financial covenant was the Adjusted Consolidated Leverage Ratio in connection with the syndicated term and revolving facility that matures in June 2014. Under such covenant, the maximum additional debt that could be incurred without a breach of the most restrictive covenant is Ch$ 4,114 billion and Ch$ 2,775 billion for us and Endesa Chile, respectively. As of December 31, 2013 and as of the date of this Report, we are in compliance with the financial covenants contained in our debt instruments.

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

The cross default provision for the Endesa Chile revolving credit facilities due in July 2014, governed by the laws of the State of New York, refers to defaults of the borrower, without reference to any subsidiary. Under such credit facilities, only matured defaults exceeding US$ 50 million qualify for a potential cross default when the principal exceeds US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if lenders representing more than 50% of the aggregate debt of a particular facility then outstanding choose to do so. Neither of the Enersis local facilities due in April 2016 nor the Endesa Chile local facilities due in February 2016 have cross default provisions to debt other than the respective borrower’s own indebtedness.

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

Our Argentine subsidiary, Endesa Costanera, did not make any installment payments due in 2012 and 2013 under the terms of a 1996 supplier credit agreement with Mitsubishi Corporation (“MC”). As of December 31, 2013, Endesa Costanera has missed US$ 68.5 million in payments, including principal and interest. It has experienced difficulties in making timely payments under its agreement with MC on a recurring basis since the Argentine crisis began in 2002, but had received waivers from MC in the past expressing its willingness to renegotiate payments. Additionally, MC has liens over the Mitsubishi combined cycle power plant at Endesa Costanera. Endesa Costanera carried out a capital increase in November 2013, that improved its working capital. Its weak financial situation is attributable to its inability to obtain tariff adjustments that reflect its actual generation costs.

As of the date of this Report, Endesa Costanera has not received any waivers for the past-due payments or any acceleration notices. We continue with active negotiations aimed at restructuring the debt. If MC were to declare an event of default and accelerate payment of the US$ 185 million principal and interest balance under the supplier credit agreement, Endesa Costanera would be required to enter into bankruptcy proceedings. As explained elsewhere in this section, payment defaults and bankruptcy proceedings of non Chilean subsidiaries have no financial effect on our debt obligations.

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

Our estimated capital expenditures for 2014 through 2018 amount to Ch$ 4,609 billion, of which Ch$ 3,631 billion are considered non-discretionary investments. We include maintenance capital expenditures as non-discretionary. It is important for us to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects under execution as non-discretionary expenditures. We consider the remaining Ch$ 978 billion to be discretionary. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

Other than in Argentina, we do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. We are currently renegotiating the terms of repayment with MC and expect to be able to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings.

Transactions that most significantly affected our foreign subsidiaries’ liquidity in 2013 included:

•	Endesa Costanera: capital increase for Ch$ 48 billion, of which 77% was subscribed by Endesa Chile, to support the capital structure of the company.

•	Emgesa: local bond issuance for Ch$ 149 billion to finance El Quimbo investment needs.

•	Edelnor: local bond issuance and bank loan totaling Ch$ 75 billion to refinance short term maturities.

•	Ampla: bank loan credits for a total amount of Ch$ 120 billion to refinance short term maturities.

•	El Chocón: syndicated loan with local banks for Ch$ 14 billion to refinance short term debt.

Transactions that most significantly affected our foreign subsidiaries’ liquidity in 2012 included:

•	Coelce: funding from state owned BNB for investment related projects for Ch$ 13.6 billion.

•	Ampla: local bond issuance for Ch$ 105 billion with five and seven year maturities, which enabled the company to increase the debt’s average life.

•	Emgesa: syndicated loan with local banks for Ch$ 91 billion to refinance short-term debt and local bond issuance for Ch$ 148 billion with 10- and 15-year maturity tranches.

•	Edelnor: local bond issuance for approximately Ch$ 36 billion, used to refinance indebtedness.

•	Edegel: Ch$ 5 billion in a five year term loan to refinance short term maturities in 2012.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information.

Our subsidiaries are engaged in the generation, transmission, and distribution of electricity in Chile, Brazil, Colombia, Peru, and Argentina. Therefore, our businesses are subject to a wide range of conditions that may result in variability in our earnings and cash flows from year to year. In general, our net income is a result of our operating income from our generation and distribution businesses and other factors such as income from unconsolidated related companies, foreign currency exchange rate effects, and tax expense.

In our generation business, our operating income for the year ended December 31, 2013 increased by 18.4 % as compared to 2012.This percent change in the generation segment operating income in 2013 varies in each of the five countries where we operate and is due to numerous factors, including hydrological conditions, the price of fuel used to generate thermal electricity, and the prevailing regulated and spot market prices for electricity. We expect our reasonably good operating performance to continue during the coming years, given the favorable macroeconomic perspective for all of the countries in which we operate, except for Argentina. Despite current uncertainties concerning the global economy, there are good expectations for this region’s growth during the next five years, including an expected 4.1 % growth in gross domestic product, on average, based on World Economic Outlook (October 2013) of the International Monetary Fund (“IMF”) and a stable electricity demand growth.

On the other hand, development of new generation facilities in South America has always lagged behind demand growth. We anticipate that this tendency will continue for the foreseeable future. Also, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation, and scarcity of places where to locate plants, these new projects involve higher development costs than in the past. We expect that average electricity prices will adjust to recognize these increased costs. This could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus have greater profitability in scenarios of increasing prices to end users. Furthermore, an important part of the new installed capacity under development in the five countries in which we operate corresponds to thermal power plants, with coal and natural gas as their principal fuels. Fewer hydroelectric projects are being developed. Thus, we expect this situation will also impact long term spot prices positively. Long term contracts awarded to Enersis’ subsidiaries in different bids have already incorporated these expected price levels. Currently, 37% of our expected annual generation is sold under contracts with terms of at least ten years and an additional 39% under contracts with terms of at least five years.

However, spot prices are subject to great volatility, affecting our forecasted income. In order to address this risk in the generation business, we have implemented commercial policies to control relevant variables and provide stability to the profit margins. Our commercial policy seeks to establish a global framework to conduct energy trading operations, setting responsibilities, guidelines and acceptable risk limits aligned with company objectives. Therefore, the Company defines contractual volumes that minimize the risk of supply in adverse hydrological conditions and includes risk mitigation clauses, where necessary with some unregulated customers.

In order to mitigate the risk of increasing fuel costs, we have entered into supply contracts to cover part of the fuel needed to operate the thermal generation units, which operate with coal, natural gas, diesel and fuel oil. In Chile, through an equity interest in GNL Quintero and GNL Chile, and a Long Term Gas Supply Agreement with GNL Chile, we are the only electricity company in Chile with direct access to the LNG terminal at Quintero Bay (the only facility of its kind in the SIC market). This enhances our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have a larger environmental impact.

In July 2013, Endesa Chile and British Gas renegotiated the LNG Sale and Purchase Agreement, which had been in dispute since January 2013 due to a change in the reference price. This renegotiation has modified some conditions of the original contract, allowing us to secure our long term LNG supply at very competitive prices, with significant flexibilities and with an additional supply sufficient for our current power plants and future projects.

In addition, because of the drought in Chile and price volatility of coal and petroleum, we decided to hedge this risk with commodity instruments available in international markets. During 2013, we entered into swap arrangements for 107,000 barrels of Brent crude and 25,000 tons of coal. As of December 31, 2013, no swap arrangements were outstanding. We plan to continuously monitor operating conditions and, if necessary, entered into new swap arrangements.

With respect to our distribution business segment, our operating income for the year ended December 31, 2013, increased by 18.3% as compared to 2012. This increase is mainly explained by extraordinary revenues in Argentina due to regulations that recognized costs not incorporated in tariffs between 2007 and September 2013. We expect that the South American countries in which we operate will continue to experience high growth rates, positively impacting our distribution business performance. In particular, we expect growth rates in the electricity sector to continue, mainly due to the gap in the per capita electricity consumption that these countries have with respect to more developed countries. We estimate that electricity demand will grow approximately 4% annually, on average, over the next ten years, in the five countries in which we operate.

In connection with the distribution segment tariffs, and taking into account the future periodic review process in each country in which we operate, we expect that the regulators will continue to recognize investments, encourage efficiency, and establish prices that will allow for an appropriate return on our investment. We also anticipate that our distribution companies will probably increase their profitability during the period between periodic tariff setting processes, according to price cap tariff model, due to growth and economies of scale. After tariffs have been set, the companies have the opportunity to increase their efficiency, and obtain extra profits associated with such efficiencies, during the period subsequent to each new tariff setting. For a better understanding of the cycles in the process, please refer to the figure below, where we conceptually describe the effect of the application of the price cap model used by regulators in most of the countries where we operate.

Although the price at which a distribution company purchases the electricity has a substantial impact on the price at which it is sold to end users, it does not have an impact on our profitability. The cost of electricity purchased is passed through to end users. However, distribution companies usually enter into long-term contracts in order to decrease exposure to electricity price volatility. This is a common practice in most of the countries in which we operate distribution companies.

Although having operations in the five countries allows us to somewhat offset and counterbalance variations with respect to the main factors that can affect our operating results, we cannot claim that our portfolio of assets is fully hedged. Furthermore, there can be no assurance that past performance will be indicative of future performance with respect to our businesses. Any significant change with respect to hydrological conditions, fuel or electricity prices, among other factors, could affect our operating income in the generation business. More broadly, any significant change with respect to economic and population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income in the distribution business. Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates. For further information regarding our 2013 results compared with those recorded in previous periods, please see “— A. Operating Results — Results of Operations for the Years ended December 31, 2013 and December 31, 2012” and “— A. Operating Results — Results of Operations for the Years ended December 31, 2012 and December 31, 2011”. Investors should not look at our past performance as indicative of future performance.

We do not expect that our current debt agreements, which impose certain restrictions, would have a negative impact on our capital expenditure plan and we have many sources of proven liquidity in the international and domestic capital markets. As of December 31, 2013, Enersis is able to incur up to Ch$ 4,114 billion in incremental debt, while Endesa Chile has an additional debt capacity of Ch$ 2,775 billion, without entering into a breach of the debt covenants, beyond current levels of consolidated indebtedness. We believe that Enersis will continue to have similar comfortable levels of leverage capacity for the foreseeable future. (See “ Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”).

Finally, we expect that we will continue generating substantial operating cash, which can be used to finance a significant part of our capital expenditure plan. If needed, our shareholders can also decrease the dividend payout ratio, subject to certain minimum legal restrictions, in order to finance our investment plan and future growth.

E.	Off-balance Sheet Arrangements.

Enersis is not a party to any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2013:

Ch$ billion	Total	2014	2015-2016	2017-2018	After 2018
Bank debt	385	164	58	97	66
Local bonds (1)	1,733	137	280	456	860
Yankee bonds (1)	989	296	326	—	367
Other debt (2)	424	216	84	72	52
Interest expense (3)	1,491	231	388	254	618
Pension and post-retirement obligations (4)	283	52	79	67	85
Purchase obligations (5)	23,936	2,090	3,499	3,106	15,241
Financial leases	112	16	31	27	38

Total contractual obligations	29,353	3,202	4,745	4,079	17,327

(1)	Net value, hedging instruments included substantially modify the principal amount of debt.
(2)	Other debt includes governmental loan facilities, supplier credits and short-term commercial paper among others.
(3)	Interest expenses are the interest payments for all outstanding financial obligations, calculated as principal multiplied by the interest rate, presented according to when the interest payment comes due.
(4)	We have funded and unfunded pension and post-retirement benefit plans. Our funded plans have contractual annual commitments for contributions, which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future discounted payments necessary to meet all of our pension and post-retirement obligations.
(5)	Includes generation and distribution business purchase obligations which are comprised mainly of energy purchases, operating and maintenance contracts, and other services. Of the total contractual obligations of Ch$ 23,936 billion, 82% corresponds to energy purchased for distribution, 10% corresponds primarily to fuel supply, maintenance of medium and low voltage lines, supplies of cable and utility poles, and energy purchased for generation. The remaining 8% corresponds to miscellaneous services, such as LNG regasification, fuel transport and coal handling.

G.	Safe Harbor.

The information contained in the Items 5.E and 5.F contains statements that may constitute forward-looking statements. See “Forward-Looking Statements” in the “Introduction” of this Report, for safe harbor provisions.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Our Board of Directors consists of seven members who are elected for a three-year term at an Ordinary Shareholders’ Meeting (“OSM”). If a vacancy occurs in the interim, the Board of Directors elects a temporary director to fill the vacancy until the next OSM, at which time the entire Board of Directors will be elected. Our Executive Officers are appointed by the Board of Directors and hold office at the discretion of the Board.

Set forth below are the members of our Board of Directors as of December 31, 2013.

Directors	Position	Held Since
Pablo Yrarrázaval V.	Chairman	2002
Borja Prado E.	Vice Chairman	2013
Andrea Brentan	Director	2009
Rafael Fernández M.	Director	2010
Luigi Ferraris.	Director	2013
Hernán Somerville S.	Director	1999
Leonidas Vial E.	Director	2010

Set forth below are brief biographical descriptions of our directors, four of whom reside in Chile, two in Spain and one in Italy, as of December 31, 2013.

Pablo Yrarrázaval V.

Chairman of the Board of Directors

Mr. Yrarrázaval became Chairman of the Board of Directors in April 2002 and was Chairman of the Directors’ Committee since April 2003 until January 2010. Mr. Yrarrázaval is a partner in the brokerage firm Corredora de Bolsa Yrarrázaval y Compañía Limitada, and is also Chairman of the Santiago Stock Exchange, a position he has held since 1989. Before Mr. Yrarrázaval became Chairman of Enersis, he was Chairman of Endesa Chile.

Borja Prado E.

Vice Chairman of the Board of Directors

Mr. Prado was elected Vice Chairman of Enersis in April 2013. Mr. Prado is Chairman of Endesa Spain and Chairman of Mediobanca for Iberia and Latin America. He is a director on the boards of Enel Energy Europe and Mediaset and he is a member of the Spanish Group of the Trilateral Commission. His professional career began in 1980 in Fomento de Comercio Exterior (Focoex). Since 1987, he has served as Chairman of Almagro Asesoramiento e Inversiones, S.A. Between 1989 and 1994, he served as a Vice Chairman of UBS in Spain. In 1995, he became Director of Rothschild Spain, where he worked for four years. Between 1999 and 2007, he worked for Lazard as Vice Chairman of the Spanish branch. From 2007 to 2009, he served as a director on the board of Endesa Spain . Mr. Prado studied Law at the Universidad Autónoma de Madrid (Spain). He continued his studies in international relations and foreign trade at New York University and at the Philip Brothers firm.

Andrea Brentan

Director

Mr. Brentan has been a Director since 2009, and he served as Vice Chairman from 2009 to April 2013. Mr. Brentan has also been the CEO of Endesa Spain since July 2009. He was a research assistant at New York University from 1975 to 1977 and then held various positions at GIE, an Italian power plant contractor operating worldwide, until the beginning of 1991. From 1991 to 1999, he successively held the positions of CFO, General Manager and CEO at Sae Sadelmi, a Milan-based company belonging to the ABB Group which is engaged in power plant engineering, procurement, and construction, as well as electrical generation equipment manufacturing and service. From 2000 to 2002, he was the Head of the Worldwide Steam Power Plant Business at Alstom, based in Paris. He joined Enel in November 2002, where he held several positions in the company, including Head of Business Development and M&A unit of the International Division, Chairman of Viesgo S.A., Chairman of Enel North America, Enel Latin America and Slovenske Elektrarne, and Director of Enel Energy Europe. Until June 2009, he served as Director of the Iberian Peninsula and Latin American Division of Enel and Vice Chairman of the Board of Endesa Spain. Mr. Brentan received a degree in mechanical engineering from Politecnico di Milano (Italy) and holds a M.Sc. in Applied Sciences from New York University.

Rafael Fernández M.

Director, Member of the Directors’ Committee

Mr. Fernández was elected a Director of Enersis in April 2010. From 1997 to 2006, Mr. Fernández served as Chairman of the Board and Director of various Argentine electricity companies in the generation, transmission, distribution, and trading, as well as in natural gas production and transport companies. Before that, he was CEO of power generation companies. He also founded and was a member of the Academic Committee in the Masters Program in Electricity Business at ITBA (Argentina) until 2006, and from 2006 until December 2013, was a member of the Advisory Committee of the Development Department of Universidad Alberto Hurtado (Chile). Between 2002 and 2006, he was the Executive Director of the Gas and Energy Business division and member of the Board of Directors of Petrobras Energía—Argentina. Between 2006 and January 2010, he served as CEO and Director of Petrobras Chile Petrolera Ltda. Since October 2011, he has been Director of the Board of Australis Seafood S.A. and Chairman of the Committee, and from June 2010 to December 2013, he was CEO of Corporación de Capacitación y Empleo, a subsidiary of Sociedad de Fomento Fabril (SOFOFA). Mr. Fernández received a degree in civil industrial engineering from Pontificia Universidad Católica de Chile. He also carried out graduate studies at E.S.A.E. in the same university in 1988-1989, and the Advanced Management Program at Duke University in 2005.

Luigi Ferraris

Director

Mr. Ferraris was elected Director in April 2013. He joined Enel in 1999 as Chief Financial Officer of Eurogen, Elettrogen, and Interpower, the three generation companies transferred by Enel as a consequence of the Italian electricity market liberalization. Afterwards he held the positions of Head of Planning, Control, Administration and Services of the Infrastructure and Networks and Market Divisions, Group Controller and Vice President of the Administration, Planning and Control Area. Mr. Ferraris began his career at Price Waterhouse in 1988. Later he held several international managerial positions, working for leading industrial companies including Agusta, Piaggio VE and Sasib Beverage. From 1996 to 1999, he was Head of the Europe Control Area of Elsag Baley Process Automation, part of the Finmeccanica Group. He is currently CFO of the Enel SpA Group, Chairman of Enel Green Power SpA, Chairman of Enel Servizi Srl, and Enel Factor SpA. Moreover, he is a director of Endesa S.A., Enel Distribuzione SpA, Enel Produzione SpA, Enel Investment Holding BV and Fondazione Centro Studi Enel, and has served as a director of many of the Enel group subsidiaries. Until 2013, Mr. Ferraris was also Professor at the economics department of the Luiss Guido Carli University of Rome, teaching courses in business strategies. He previously taught courses in managerial accounting and controlling systems. Mr Ferraris has a degree in economics from the Università degli Studi di Genova.

Hernán Somerville S.

Director, Chairman of the Directors’ Committee

Mr. Somerville has been a Director since 1999. From 1983 to 1988, he was Director of the Central Bank of Chile, serving as Chief Debt Negotiator for Chilean public debt and private commercial bank debt. Mr. Somerville was the former Chairman of the Confederation of Production & Commerce in Chile. Since 1989, Mr. Somerville has been the Managing Director and Partner of Fintec, an investment, advisory and management company. He was the Chairman of the Chilean Association of Banks and Financial Institutions, and also was Chairman of the Latin American Federation of Banks. He is the Chairman of Transbank S.A., which manages credit and debit cards in Chile. He is also a Board Member of INACAP and Chairman of the Chilean Pacific Foundation. Mr. Somerville has a law degree from Universidad de Chile and studied Comparative Law at New York University Law School.

Leonidas Vial E.

Director, Member of the Directors’ Committee

Mr. Vial was elected a Director of Enersis in April 2010. He was Director of Endesa Chile from April 1995 until March 2010. Mr. Vial has been Vice Chairman of the Santiago Stock Exchange since June 1988, as well as a Director of Empresas Santa Carolina S.A., Compañía Industrial El Volcán S.A., Larraín Vial S.A., Chairman of Compañías CIC S.A. and Embotelladora Arica.

Executive Officers

Set forth below are our Executive Officers as of December 31, 2013, except as otherwise noted below.

Executive Officers	Position	Current Position Held Since
Ignacio Antoñanzas A.	Chief Executive Officer	2006
Massimo Tambosco	Deputy Chief Executive Officer	2010
Eduardo Escaffi J.	Chief Financial Officer	2012
Marco Fadda	Planning and Control Officer	2013
Eduardo López M.	Procurement Officer	2010
Carlos Alberto Niño F.	Human Resources Officer	2010
Alain Rosolino	Internal Audit Officer	2012
Jaime Sánchez-Cano T.	Global Services Officer for Latin America	2013
Domingo Valdés P.	General Counsel	1999

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile:

Ignacio Antoñanzas A. was appointed CEO of Enersis in October 2006. He started his career as a commodities trader. He joined Endesa Spain in 1994, having mostly worked during his professional career in generation and corporate strategy areas. He was the CEO of Endesa Net Factory and Director of Endesa Italia. Until assuming his current position, he served as Deputy General Manager of Strategy for Endesa Spain. Since June 2009, he also serves as Executive Vice President at Endesa Spain in charge of Latin America. Mr. Antoñanzas holds a degree in mining engineering with a major in energy and fuels from the Universidad Politécnica de Madrid (Spain).

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

Eduardo Escaffi J. became the CFO of Enersis in August 2012, after serving as CFO of Endesa Chile for three years from October 2009. From 1999 to 2009, Mr. Escaffi served in the Finance and Risk departments of Endesa Spain. He had previously been the CFO of Enersis from July 1998 to August 1999. Prior to that, Mr. Escaffi was the CEO of an Argentine insurance company from 1992 to 1998. He also held the position of Technical and Financial Manager of the Santander Group’s life insurance company in Chile from 1989 to 1992. In 1989, he served as the Deputy Financial Officer of Compañía de Teléfonos de Chile. Between 1986 and 1988, he served as adviser to the United Nations Development Program in Venezuela. Mr. Escaffi has also held several positions in Chilean governmental entities such as ODEPLAN and the Ministry of the Interior. Mr. Escaffi received a degree in civil engineering from the Universidad de Chile, with a specialization in structural engineering, and a Senior Executive Programme degree from the London Business School.

Marco Fadda was appointed Planning and Control Officer of Enersis in April 2013. In 1998 he joined the Enel Group, and in 1999 he was promoted to head of Management Control at Enel Trade S.p.A. in the Administration, Finance and Group Control department, where he spent four years. He later joined the department of Planning and Control of the Generation & Energy Management (GEM Division) where he was assistant officer of Planning and Control of Power & Trading, Manager of Planning and Control of Energy Management, and in 2009 he was promoted to Manager of Planning and Control of the GEM Division. He has been a member and team coordinator on international projects with overall impact on the group. Mr. Fadda has a degree in economics from the University of Genoa (Italy) and received a masters in network business administration at the Polytechnic University of Milano (Italy).

Eduardo López M. was appointed Enersis’ Procurement Officer in June 2008. He joined the group in 1981 and served in several positions in the finance department at Chilectra until 1992. Between 1992 and 1995, he worked at Edesur where he served as Sales Director. He was also CEO of Diprel S.A., a former Enersis subsidiary, between 1996 and 2001. In 2002, he was appointed as Enersis’ Procurement Director and from 2004 until 2008 he held the same position at CAM. Mr. López received a degree in commercial engineering from Pontificia Universidad Católica de Valparaíso (Chile).

Carlos Niño F. was appointed Enersis’ Human Resources Officer in December 2010. He joined the Enersis group in 1998, having held several positions as Human Resources Officer at different companies, including Codensa and Emgesa in Colombia and Chilectra in Chile. He was also appointed Endesa Latinoamérica Personnel Management Director in 2009. Previously, he was Personnel Director of Legis S.A. and Human Resources Officer of Colmena Salud, a health insurance company. Mr. Niño received a degree in law from Universidad Externado de Colombia and holds a M.Sc. in Labor and Social Security Law from the Pontificia Universidad Javeriana (Colombia).

Alain Rosolino was appointed Internal Audit Officer in December 2012. He joined the Enel Group in 2003, havng held several positions in the audit area at Enel, Enel Romania, Enel Green Power, Enel Latin America, and from 2011 to 2012, at Enel EGP IBAL (Iberian Peninsula and Latin America). Mr. Rosolino holds a business administration degree from Luiss University (Italy).

Jaime Sánchez-Cano T. was appointed Global Services Officer for Latin America in August 2013. He joined the Endesa Group in 2000 as Deputy Technical Director of Social Welfare. In 2007, he was promoted to Director of Social Welfare and Economic Management of Human Resources. In 2009, in addition to the position of Director of Social Welfare, he was appointed Director of Security of the Endesa Group, a position he held until late 2013. His previous working experience was primarily in the field of insurance and pensions, having worked for companies such as AGF, El Corte Inglés, and BBVA, and developing technical work, counseling, consulting, and business development. Mr. Sánchez-Cano is insurance actuary and Fellow of the Institute of Spanish Actuaries. Mr. Sánchez-Cano holds a degree in Economics and Business Administration from the Universidad Complutense de Madrid (Spain).

Domingo Valdés P. has been General Counsel since May 1999. He joined the Enersis group as a corporate attorney for Chilectra in 1993 and became Legal Counsel at Enersis in December 1997. Mr. Valdés worked as an intern at the New York City law firms of Milbank, Tweed, Hadley & McCloy and Chadbourne & Parke LLP. Before joining Chilectra, Mr. Valdés was a lawyer at Chase Manhattan Bank, N.A., Corporate Department (Chile) and an associate at Carey & Cía., a Santiago based law firm. Mr. Valdés is also Secretary of the Enersis Board of Directors and a Professor of Economic and Antitrust Law at Universidad de Chile Law School. Mr. Valdés has a law degree from Universidad de Chile and a Master of Law Degree from the University of Chicago.

Daniel Horacio Martini M. was appointed Communications Officer in January 2014. He began his career as a journalist in the Argentine newspaper La Razón. His experience in the power generation industry began at SEGBA, a company where he served as press head from 1989 to 1992. He joined the Enersis group in 1992 through Edesur, where he was in charge of the Communications Department, and promoted in 1999 to the position of Communications Officer. In 2008, Mr. Martini was appointed the Endesa group’s Director of Communications for Argentina. During his career, Mr. Martini has received numerous awards and recognitions from such entities as the Global Pact of the United Nations in Argentina and the Chamber of Commerce of the United States (AMCHAM), among others. Mr. Martini was a professor in private and public universities in Argentina between 2005 and 2013. Mr. Martini has a degree in journalism from the Universidad Nacional de Lomas de Zamora (Argentina) and a Masters in Communication Management in Organizations from the Universidad Austral (Argentina).

B.	Compensation.

At the OSM held on April 16, 2013, our shareholders approved the current compensation policy for the Board of Directors. Directors are paid a variable annual fee, depending on the Company’s net earnings at the rate of one peso per one thousand pesos of net earnings, and a monthly fee paid in advance, depending on their attendance at Board meetings and their participation as Director of any of our subsidiaries. These advances consist of a fixed compensation of UF 101 per month and a fee of UF 66 for attending meetings of the Board. The Chairman of the Board is entitled to double the compensation for a regular Director under this policy. In 2013, the total compensation paid to each of our Directors, including fees for attending Directors’ Committee meetings, was as follows:

	Year ended December 31, 2013
Director	Fixed Compensation	Ordinary Session	Extraordinary Session	Directors’ Committee	Total
	(in thousands of Ch$)
Pablo Yrarrázaval V.	55,759	36,426	18,137	—	110,323
Borja Prado E.	29,701	19,401	3,421	—	52,523
Hernán Somerville S.	27,880	16,689	9,069	16,276	69,914
Leonidas Vial E.	27,880	15,159	7,560	15,858	66,457
Rafael Fernández M.	27,880	18,213	9,069	16,691	71,853
Andrea Brentan (1).	—	—	—	—	—
Luigi Ferraris (1).	—	—	—	—	—
Rafael Miranda R. (2)	8,079	5,279	5,281	—	18,639
Eugenio Tironi B. (2)	8,079	5,279	6,788	—	20,146

Total	185,258	116,447	59,324	48,826	409,855

(1)	Messrs. Brentan and Ferraris waived compensation for their positions as Directors.
(2)	Messrs. Miranda and Tironi ceased to be Directors of Enersis in April 2013.

We do not disclose, to our shareholders or otherwise, information about an individual Executive Officer’s compensation. For the year ended December 31, 2013, the aggregate gross compensation paid or accrued, attributable to fiscal year 2013, including performance-based bonuses for the Executive Officers of Enersis, was Ch$ 2,522 million. Enersis’ Executive Officers are eligible for variable compensation under a bonus plan for meeting company–wide objectives and for their individual contribution to the Company’s results and objectives. The annual bonus plan provides for a range of bonus amounts according to seniority level. The bonuses paid to executives consist of a certain number of gross monthly salaries.

The amount accrued by the Company in 2013 to provide for pensions, retirement or similar benefits to our Executive Officers totaled Ch$ 355 million. The funds accrued to provide severance indemnity to our Executive Officers amounted to Ch$ 319 million, of which Ch$ 44 million was accrued during 2013. There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits for our Executive Officers.

All of our Executive Officers have severance indemnity agreements with the Company in the event of voluntary resignation, termination by mutual agreement among the parties, or death. They do not have a right to severance indemnity if their relationship with the Company is terminated due to willful misconduct, prohibited negotiations, unjustified absences, abandonment of duties, among other causes, as defined in article 160 of the Chilean Code of Labor. All of the Company’s employees are entitled to legal severance pay if terminated due to the needs of the Company, as defined in article 161 of the Chilean Labor Code.

C.	Board Practices.

The Board of Directors as of December 31, 2013 was elected at the OSM of April 16, 2013, and the term for this Board of Directors will expire in April 2016. For information as to the years in which each director began his service on the board, please see “— A. Directors and Senior Management” above. The members of the Board of Directors do not have service contracts with Enersis or any of its subsidiaries that provide benefits upon termination of service.

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

In order to ensure compliance with Securities Market Law 18,045 and SVS regulations, our Board of Directors at its meeting held on May 28, 2008, approved the “Manual for the Management of Information of Interest to the Market” (the “Manual”). This document addresses applicable standards regarding the information in connection with transactions of the Company’s securities or those of its affiliates by directors, management, principal executives, employees and other related parties, existence of blackout periods for such transactions by directors, principal executives and other related parties, existence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that provide protection for confidential information. The Manual was released to the market on May 30, 2008 and is posted on the Company’s website at www.enersis.cl. In February 2010, the Manual was modified in order to comply with the provisions of Law 20,382 (Corporate Governance Improvement Law).

The provisions of this Manual shall be applied to the members of our Board, as well as Enersis executives and employees who have access to confidential information, and especially those who work in areas related to the securities markets.

In order to supplement the aforementioned corporate governance regulations, our Board, at its meeting held on June 24, 2010 approved a Code of Ethics and a Zero Tolerance Anti-Corruption Plan (“ZTAC Plan”). The Code of Ethics is structured on the basis of general principles such as impartiality, honesty, integrity and other values of similar importance, which are expected in the behavior criteria detailed in the document. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with special emphasis on avoiding corruption in the form of bribes, preferential treatment, and other similar matters.

At its meeting of March 29, 2011 our Board approved the Penal Risk Prevention Model required by Law 20,393 of December 2, 2009, which imposes criminal responsibility on legal entities for the crimes of asset laundering, financing of terrorism and bribing of public officials. The law encourages companies to adopt this model, whose implementation involves compliance with duties of management and supervision. The adoption of this model therefore mitigates, and in some cases relieves, the effects of criminal responsibility even when a crime is committed. One of the elements of this model is the Penal Risk Prevention Officer, who was appointed by the Board at its meeting held on October 27, 2010. As of December 31, 2013, our Penal Risk Prevention Officer was Alain Rosolino, Internal Audit Officer.

On October 27, 2010, our Board approved “GUIDELINES 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree 231 of June 8, 2001. Application to Endesa Spain and its Group”. Given that Enersis’ ultimate parent company, Enel S.p.A., has to comply with Legislative Decree 231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law 20,393, this document, approved by the Board, sets a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers. Legislative Decree 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law 20,393, which deals with the criminal responsibility of legal entities. All of the above is supplementary to the behavioral regulations included in the Code of Ethics and ZTAC Plan.

On November 29, 2012, the SVS issued General Regulation No. 341 which established regulations for the disclosure of information with respect to the standards of corporate governance adopted by publicly held limited liability corporations that must be complied with, and set the procedures, mechanisms, and policies that are indicated in the Appendix to the regulation. The objective of this regulation is to provide credible information to the investing public with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include Enersis, and permit entities like stock exchanges to produce their own analyses to help the market participants to know and evaluate the commitment of companies. The Appendix is divided into the following five sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning of the board, (ii) relations between the company, shareholders, and the general public, (iii) the replacement and compensation of senior executives, (iv) the definition, implementation, and supervision of the company’s internal control, risk management policies, and procedures, and (v) other practices adopted by the company that do not refer to the above matters. Publicly held limited liability corporations should send the information with respect to corporate governance practices to the SVS, no later than March 31 of each year, using as parameters the contents of the Appendix to this regulation. Should the company not have adopted any of them, it must explain its reasons. The information should refer to December 31 of the calendar year prior to its dispatch. At the same time, such information shall also be made available to the public on the company’s web site and the information sent to the stock exchanges. The SVS directed that the first dispatch and publication of the information be made in June 2013 and refer to the period ended March 31, 2013, and Enersis made the dispatch in compliance with the SVS directions.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the corporate governance rules of the New York Stock Exchange (“NYSE”).

Independence and Functions of the Directors’ Committee (Audit Committee)

Under the NYSE corporate governance rules, all members of the audit committee must be independent. We have been subject to this requirement since July 31, 2005. On April 22, 2010, at an Extraordinary Shareholders’ Meeting (“ESM”), the Company’s bylaws were amended and the Audit Committee was merged with the Directors’ Committee. According to the Company’s bylaws, all of the members of this Committee must satisfy the requirements of independence as stipulated by the NYSE. Also, Chilean law requires that the majority of the Directors’ Committee (at least two out of three members) be independent directors. According to Chilean law, a member would not be considered independent if, at any time, within the last 18 months he or she: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or customers. In case there are not sufficient independent directors on the Board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the members of the Directors’ Committee among the rest of the Board members that do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (approximately Ch$ 35 billion as of December 31, 2013) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005 but are not required to comply with Rule 303A.07. Since July 31, 2005, we have complied with the independence and the functional requirements of Rule 303A.06. As required by the Sarbanes-Oxley Act (“SOX”) and the NYSE corporate governance rules, on June 29, 2005, Enersis’ Board of Directors created an Audit

Committee, composed of three directors who were also members of the Board. As previously mentioned, this Audit Committee was merged into the Directors’ Committee in April 2010. As required by the Company’s bylaws, the members of Directors’ Committee, composed of three members of the Board, should comply with Chilean law, as well as with the criteria and requirements of independence prescribed by SOX, the SEC and the NYSE. As of December 31, 2013, our Directors’ Committee was composed of three independent directors, all of whom met the independence criteria of Chilean law, SOX, the SEC and the NYSE.

Our Directors’ Committee performs the following functions:

•	review of Financial Statements and the Reports of the external auditors prior to their submission to shareholders’ approval;

•	formulation of the proposal to the Board of Directors, which will make its own proposals to shareholders’ meetings, for the selection of external auditors and private rating agencies;

•	review of information related to transactions of the Company with related parties and report the opinion of the Directors’ Committee to the Board of Directors;

•	examination of the compensation framework and plans for managers, executive officers and employees;

•	preparation of an Annual Management Report, including its main recommendations to shareholders;

•	information to the Board of Directors about the convenience of recruiting external auditors to provide non-auditing services, when such services are not prohibited by law, depending on whether such services might affect the external auditors’ independence;

•	oversight of the work of external auditors;

•	review and approval of the annual auditing plan by the external auditors;

•	evaluation of the qualifications, independence and quality of the auditing services;

•	elaboration of policies regarding employment of former members of the external auditing firm;

•	review and discussion of problems or disagreements between management and external auditors regarding the auditing process;

•	establishment of procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters;

•	any other function mandated to the committee by the bylaws, the Board of Directors or the shareholders of the Company.

As of December 31, 2013, Messrs. Leonidas Vial, Rafael Fernández and Hernán Somerville (Chairman) were members of this committee, all of whom satisfied the independence requirements of the NYSE.

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

In order to comply with the new requirements of Law No. 20,382, which amended the Chilean Companies Act, at the ESM held on April 22, 2010, the shareholders of the Company approved amendments to the Company’s bylaws, including amendments providing for the merger of the Directors’ and Audit Committees. The Directors’ Committee is currently composed of three members that comply with the SOX independence requirements and the NYSE corporate governance rules. The Directors’ Committee includes among its functions the duties previously performed by the Audit Committee.

D.	Employees.

The following table provides the total number of personnel (both permanent and temporary) of the Company and its consolidated subsidiaries for the last three fiscal years:

Company	2013	2012	2011
Argentina
Endesa Costanera	481	452	421
El Chocón	48	49	52
Edesur	3,320	2,948	2,849
Cemsa	31	—	—
Dock Sud (1)	68	—	—

Total personnel in Argentina	3,948	3,449	3,322

Brazil
Cachoeira Dourada	71	69	69
Endesa Fortaleza	68	68	72
CIEN (2)	66	65	61
Ampla (3)	1,169	1,158	1,208
Coelce	1,234	1,244	1,309
Endesa Brasil	69	58	47

Total personnel in Brazil	2,677	2,662	2,766

Chile
Endesa Chile	1,137	1,102	1,077
Pehuenche	3	3	3
Celta	1	1	1
Ingendesa (4)	—	1	3
Túnel El Melón	16	16	16
Enersis	357	326	318
Chilectra (5)	745	734	712
ICT Servicios Informáticos	111	111	106
Other businesses (6)	42	39	35

Total personnel in Chile (7)	2,412	2,333	2,271

Colombia (7)
Emgesa	563	517	498
Codensa	1,036	1,004	985

Total personnel in Colombia	1,599	1,521	1,483

Peru
Edegel	260	263	247
Edelnor	616	607	550
EEPSA (1)	56	—	—
Generalima	6	—	—

Total personnel in Peru	938	870	797

Total personnel of Enersis and Subsidiaries	11,574	10,835	10,639

(1)	As a result of the 2013 capital increase, Enersis began accounting for Dock Sud and EEPSA on a consolidated basis as of April 1, 2013.
(2)	Includes employees of TESA and CTM who work in Argentina.
(3)	Includes En-Brasil Comercio e Serviços S.A.
(4)	Includes employees of Ingendesa’s subsidiary in Brazil. During 2011, Ingendesa employees were transferred to Endesa Chile.
(5)	Includes Luz Andes S.A. and Empresa Eléctrica de Colina S.A.
(6)	Includes IMV, Maitenes and Aguas Santiago Poniente.
(7)	Through December 31, 2012, our jointly controlled companies GasAtacama and HidroAysén in Chile and Distribuidora Eléctrica de Cundinamarca S.A. in Colombia were consolidated on a proportional basis, so for those companies we included personnel accordingly. Since January 1, 2013, jointly controlled companies have been consolidated under the equity method as a result of the application of IFRS 11. For comparative purposes we have subtracted the personnel of those companies from the 2011 and 2012 figures.

The following table provides the total temporary employees at the Company and its consolidated subsidiaries for the last three fiscal years:

Company	Average 2013	2013	2012	2011
Argentina
Endesa Costanera	9.1	20	—	55
El Chocón	0.8	3	—	3
Edesur	8.2	8	8	18
Cemsa	1.2	3	—	—
Dock Sud (1)	5.5	6	—	—

Total temporary personnel in Argentina	24.8	40	8	76

Brazil
Cachoeira Dourada	—	—	—	—
Endesa Fortaleza	—	—	—	—
CIEN (2)	1.7	2	1	1
Ampla (3)	—	—	—	—
Coelce	—	—	—	1
Endesa Brasil	—	—	—	—

Total temporary personnel in Brazil	1.7	2	1	2

Chile
Endesa Chile	111.2	96	75	74
Pehuenche	—	—	—	—
Celta	—	—	—	—
Túnel El Melón	—	—	—	—
Enersis	2.8	4	—	1
Chilectra (4)	0.4	1	—	—
ICT Servicios Informáticos	—	—	—	—

Total temporary personnel in Chile	114.4	101	75	75

Colombia
Emgesa	84.7	87	76.0	57
Codensa	33.1	36	31.0	4

Total temporary personnel in Colombia	117.8	123	107	61

Peru
Edegel	25.9	22	27	17
Edelnor	66.8	63	68	47
EEPSA (1)	5.4	2	—	—
Generalima	3.3	4	—	—

Total temporary personnel in Peru	101.4	91	95	64

Total temporary personnel of Enersis and Subsidiaries	360.1	357	286	278

(1)	As a result of the 2013 capital increase, Enersis began accounting for Dock Sud and EEPSA on a consolidated basis as of April 1, 2013.
(2)	Includes employees of TESA and CTM who work in Argentina.
(3)	Includes En-Brasil Comercio e Serviços S.A.
(4)	Includes Luz Andes S.A. and Empresa Eléctrica de Colina S.A.

Chile

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment. According to Chilean law, permanent employees are entitled to a basic payment of one-month’s salary for each year (or a six-month portion thereof) worked, subject to a limit of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired prior to that date consist of one-month’s salary for each full year worked, not subject to any limitation on the total amount payable. Under Endesa Chile’s collective bargaining agreements, the Company is obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority.

Enersis has two collective bargaining agreements, both signed during 2011, which will be in force until July and December 2015. Chilectra has five collective bargaining agreements, all of them signed in 2012, which expire in December 2016. Empresa Eléctrica de Colina has one collective bargaining agreement, signed in 2011, which expires in October 2015. ICT has one agreement which expires in December 2015. Endesa Chile has four collective bargaining agreements in Chile, which will expire between 2015 and 2017.

Argentina

Edesur has two collective bargaining agreements which expired in March 2014. El Chocón has two collective bargaining agreements, one which expires in December 2016, and another which expired and is still in the process renegotiation. Endesa Costanera has two collective bargaining agreements, which expired in March 2014. By law, collective agreements are renewed automatically until a new agreement is reached, which is estimated that will occur in 2014.

The result of collective bargaining agreements is subject to the result of the negotiations between the government and trade union federations, with regards to wage increases and the incorporation of contracted workers into the workforce of the companies.

Brazil

Ampla has five collective bargaining agreements, four of which will expire in 2015 and one that is currently being renegotiated. Coelce has two collective bargaining agreements which will be in force until October 2014. CIEN has two agreements which will expire in 2015. Cachoeira Dourada has two collective bargaining agreements, one that will expire in April 2014 and the other which will expire in September 2015. Endesa Fortaleza has two collective bargaining agreements, one that will expire in 2015 and another which expired in September 2013 and is currently being negotiated.

Under Brazilian law, collective bargaining agreements cannot last for more than two years.

Colombia

Codensa and Emgesa have collective bargaining agreements with Sintraelecol which will be in force until December 2014. EEC’s collective bargaining agreement expired in August 2010 and is being renegotiated. Additionally, the Supreme Court of Justice approved the collective bargaining agreement executed by the Court of Arbitration regarding the negotiation between the Engineers Association of the Bogota Electric Company (“ASIEB” in its Spanish acronym) and Emgesa, which will be in force until October 2014. A ruling is expected in 2014 on the negotiation between ASIEB and Codensa.

Peru

Edelnor has four collective bargaining agreements, which expire in December 2014. Edegel has one collective bargaining agreement signed in 2009, which is currently in the process of renegotiation.

Enersis management believes that it has a good relationship with its labor unions.

E.	Share Ownership.

To the best of the Company’s knowledge, none of Enersis’ directors or officers own more than 0.1% of the shares of the Company. None of Enersis’ directors and officers have any stock options. It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in the shares of Enersis. To the best of our knowledge, any share ownership by all of the directors and officers of Enersis, in the aggregate, amounts to significantly less than 10% of our outstanding shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

Enersis has only one class of capital stock and Endesa Spain, our controlling shareholder, has no different voting rights than Enersis’ other shareholders. As of February 28, 2014, our 49,092,772,762 shares of common stock outstanding were held by 7,185 stockholders of record. There were seven record holders of our ADSs as of such date.

It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States, as the depositary only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As such, we are not able to ascertain the domicile of the final beneficial holders represented by the seven ADS record holders. Likewise, we cannot readily determine the domicile of any of our foreign stockholders who hold our common stock, either directly or indirectly.

In June 2012, Endesa Spain proposed a capital increase in which it would carry out the In-kind Contribution of all of its interests in Cono Sur, a wholly owned subsidiary that held direct and indirect equity interests in twenty-five companies in the five South American countries in which Enersis operates. The rest of the shareholders would contribute their proportional participation in cash. The SVS defined the transaction as a “related-party transaction”.

Endesa Spain and the Chilean private pension funds (AFPs) reached an agreement that valued Endesa Spain’s In-Kind Contribution at US$ 3,615 million, with 16,441,606,297 common shares to be issued at a subscription price of Ch$ 173 per common share. This was crucial for obtaining approval at the ESM on December 20, 2012.

In February 2013, Enersis began a pre-emptive offering pursuant to the Capital Increase, and was finalized on March 28, 2013, acquiring the Cono Sur assets and the rest of the shareholders contributed US$ 2.4 billion.

As of February 28, 2014, Endesa Spain beneficially owned 60.6% of the shares of Enersis. Chilean private pension funds, (AFPs), owned 12.78 % in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 13.54 % of our equity. ADSs holders owned 10.78%, and the remaining 2.28 % was held by 6,995 minority shareholders.

The following table sets forth certain information concerning ownership of the common stock as of February 28, 2014 with respect to each stockholder known to us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Endesa Latinoamérica (1)	19,794,583,473	40.3%
Endesa Spain	9,967,630,058	20.3%

(1)   Endesa Latinoamérica is wholly owned by Endesa Spain.

Since June 25, 2009, Enel has been the ultimate controlling shareholder of Enersis by virtue of its 92.1% shareholding in Endesa Spain. Enel publicly trades on the Milan Stock Exchange, is headquartered in Italy and primarily engaged in the energy sector, with a presence in 40 countries worldwide, and approximately 99 GW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

B.	Related Party Transactions.

Article 146 of Law 18,046 (the “Chilean Companies Act”) defines related-party transactions as all operations involving the company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s board of directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator has been serving in the same position within the last 18 months. The law establishes that in the event that these persons fulfill the requirements established by Article 146, such persons must immediately inform the Board of Directors of their related-party nature or such other group as the Board may appoint for that purpose. As required by law, “related-party transactions” must comply with corporate interests, as well as prices, terms and conditions prevailing in the market at the time of their approval. They must also meet all legal requirements, including acknowledgement and approval of the transaction by the board (excluding the affected directors), by the ESM (in some cases, with requisite majority approval) and by any applicable regulatory procedures.

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

If an operation is not in compliance with Article 146, this would not affect the operation’s validity, but the company or shareholders may demand compensation from the individual associated with the infringement as provided under law, and to reparation for damages. We believe that we have complied with the requirements of Article 146 in all transactions with related parties.

It is our policy that all cash inflows and outflows of our Chilean subsidiaries be managed through our centralized cash management policy. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These operations are carried out through either short-term loans or through structured inter-company loans. Under Chilean laws and regulations, such transactions must be carried out on an arm’s-length basis. Our centralized cash management is more efficient for both financial and tax reasons. All of these operations are subject to the supervision of our Directors’ Committee. As of December 31, 2013, these operations were priced at TIP (a Chilean variable interest rate) + 0.05% per month.

In other countries in which we do business, these inter-company transactions are permitted, but they have adverse tax consequences. Accordingly, we do not similarly manage the cash flows of our non-Chilean subsidiaries.

Our subsidiary, Endesa Chile, has made structured loans to its related parties in Chile, primarily to finance projects. As of December 31, 2013, the outstanding net balance for such loans was US$ 28.25 million, at an interest rate of 3.5% per annum. The largest amounts outstanding during 2013 and 2012 were US$ 28.25 million and US$ 38.5 million respectively. For the two-year period ending December 31, 2013, Endesa Chile has granted only one loan to a foreign subsidiary, Endesa Costanera, at a spread of 6.0% over LIBOR. This loan ended in November 2013, because it was contributed to Endesa Costanera in connection with its capital increase.

During 2013, Enersis made two structured loans to Endesa Chile, primarily to finance projects. As of December 31, 2013, the outstanding net balance for such loans was Ch$ 194 billion, composed of a Ch$ 67 billion loan with a fixed interest rate of 6.36% of which Ch$ 31.5 billion was repaid in January 2014 and Ch$ 35.5 billion was repaid in March 2014, and a second loan for Ch$ 127 billion at fixed interest rate of 5.99% repaid in March 2014.

As of the date of this Report, the abovementioned transactions have not experienced material changes. For more information regarding transactions with related parties, refer to Note 8 to our Consolidated Financial Statements.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for our consolidated financial statements.

Legal Proceedings

We and our subsidiaries are parties to legal proceedings arising in the ordinary course of business. We believe it is unlikely that any loss associated with pending lawsuits will significantly affect the normal development of our business.

For detailed information as of December 31, 2013 on the status of the material pending lawsuits that have been filed against the Company or its subsidiaries, please refer to Note 35.3 to our Consolidated Financial Statements. In 2009, the Company adopted IFRS, and in relation to the legal proceedings reported in the Notes to the Consolidated Financial Statements, the Company decided to use the criteria of disclosing lawsuits above a minimum threshold of US$ 20 million of potential impact to Enersis, and, in some cases, qualitative criteria according to the materiality of the impact in the conduct of our business. The lawsuit status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

The Board generally establishes a definitive dividend payable each year, and attributable to the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization. As agreed at a meeting held on February 28, 2014, the Board of Directors will propose to the OSM that is expected to be held on April 23, 2014, the payment of a definitive dividend of Ch$ 5.27719 per share for fiscal year 2013, equal to a payout ratio of 50% (based on annual net income before negative goodwill amortization). The provisional dividend of Ch$ 1.42964 per share paid on January 31, 2014 will be deducted from the definitive dividend to be paid on May 16, 2014.

The Board of Directors also approved a dividend policy for fiscal year 2014, according to which a provisional dividend will be paid to stockholders equal to 15% of the net income accumulated through September 30, 2014. The Board of Directors will propose a definitive dividend payout equal to 50% of the annual net income for fiscal year 2014. Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The fulfillment of the aforementioned dividend policy will depend on actual 2014 net income. The proposed dividend policy is subject to the Board of Director’s prerogative to change the amount and timing of the dividends under the circumstances at the time of the payment.

Currently, there are no restrictions on the ability of Enersis or any of its subsidiaries to pay dividends, other than certain legal restriction of limiting the amount of dividend distributions and in the event of specific circumstances under certain credit agreements including, Endesa Costanera, El Chocón, and Endesa Fortaleza may not pay dividends unless they comply with certain financial covenants. In general terms, companies may not pay dividends in case of default on credit agreements. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources” for further detail on Enersis debt instruments).

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

Dividends

The table below sets forth, for each of the years indicated, the per share amounts of dividends distributed by the Company in Chilean pesos and the amount of dividends distributed per ADS (one ADS = 50 shares of common stock) in U.S. dollars. See “Item 10. Additional Information — D. Exchange Controls”.

Year	Nominal Ch$(1)	US$ per ADS (2)
2013	4.25	0.41
2012	5.75	0.60
2011	7.45	0.72
2010	4.64	0.50
2009	7.02	0.69

(1)	This chart details dividends paid any given year, and not the dividends accrued in that year. These dividends may have been accrued during the prior year or the same year in which they were paid. These amounts do not reflect reduction for any applicable Chilean withholding tax.
(2)	The U.S. dollar per ADS amount has been calculated by applying the exchange rate for December 31 of each year, to the Chilean peso amount. One ADS = 50 shares of common stock.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying common stock, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls”.

B.	Significant Changes.

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details.

Market Price Information

The shares of our common stock currently trade on Chilean, United States and Spanish exchanges.

The table below shows, for the periods indicated, high and low prices in Chilean pesos on the Santiago Stock Exchange, and high and low closing prices of the ADSs in U.S. dollars as reported by the NYSE.

	Santiago Stock Exchange (1)		U.S. Stock Exchanges (2)
	Ch$ per share		US$ per ADS
	High	Low	High	Low
2014	171.85	143.00	15.55	13.08
March	171.85	155.00	15.55	13.56
February	164.00	146.10	14.81	13.08
January	164.00	143.00	15.21	13.11

2013	188.00	148.00	19.97	14.39
December	166.00	153.00	15.64	15.06
November	171.50	155.50	16.77	15.75
October	172.40	161.78	17.22	16.69
September	173.77	156.80	17.66	16.45
4th Quarter	172.40	153.00	17.22	14.57
3rd Quarter	173.77	151.00	17.66	14.72
2nd Quarter	183.00	148.00	19.56	14.39
1st Quarter	188.00	173.00	19.97	18.25

2012	203.50	150.10	20.87	15.50
4th Quarter	176.00	154.00	18.46	16.16
3rd Quarter	195.74	150.10	19.98	15.50
2nd Quarter	201.88	171.50	20.84	17.00
1st Quarter	203.50	171.50	20.87	17.42

2011	221.10	169.00	23.48	15.81
4th Quarter	200.00	169.00	20.32	15.81
3rd Quarter	217.50	170.01	23.48	16.47
2nd Quarter	219.30	192.00	23.31	20.32
1st Quarter	221.10	180.00	23.40	18.87

2010	245.00	195.00	25.42	17.50

(1)	Source: Santiago Stock Exchange.
(2)	Source: NYSENET. Enersis’ ADS composite figures include transactions in all U.S. stock exchanges. One ADS = 50 shares of common stock.

On the last trading day in 2013, the common stock closed at Ch$ 157.60 per share on the Santiago Stock Exchange and the ADS closed at US$ 14.99 on the NYSE.

On March 31, 2014, the common stock closed at Ch$ 170.43 per share on the Santiago Stock Exchange and the ADS closed at US$ 15.53 on the NYSE.

On December 20, 2012, our shareholders approved an increase in our authorized capital through the issuance of 16,441,606,297 additional shares of common stock at a subscription price of Ch$ 173.00 per share (or US$ 19.19 per ADS) in connection with the Capital Increase. For more information regarding the Capital Increase, please see “Introduction — Recent Developments”.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

In Chile, the Company’s stock is traded on three stock exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company. Its equity consists of 48 shares held by 44 stockholders as of the date of this Report. As of December 31, 2013, 227 companies had shares listed on the Santiago Stock Exchange. For the year ended 2013, the Santiago Stock Exchange accounted for 87.2% of Enersis’ total equity traded in Chile and amounted to 8,074,364,433 shares. In addition, approximately 12.3% of Enersis’ equity trading was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and 0.5% was traded on the Valparaíso Stock Exchange.

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

There are two share price indexes on the Santiago Stock Exchange, the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA. The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with a total annual transactions exceeding UF 10,000 (Ch$ 231 million as of December 31, 2013) and a free float of at least 5%. The IPSA is calculated using the prices of the 40 shares with highest amounts traded, on a quarterly basis, and with a market capitalization above US$ 200 million and a free float at least 5%. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded. Enersis has been included in the IPSA since the last quarter of 1988, while Endesa Chile has been included since its privatization process in 1987.

Shares of our common stock have traded in the United States in the form of ADSs on the NYSE and Over the Counter (“OTC”) since October 1993, under the ticker symbol “ENI”. Each ADS represents 50 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs are outstanding under the Third Amended and Restated Deposit Agreement dated as of March 28, 2013 among us, Citibank, N.A. as Depositary, and the holders and beneficial owners from time to time of ADRs issued thereunder. Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of March 31, 2014, ADRs evidencing 104,738,095 (equivalent to 5,236,904,750 shares of common stock) were outstanding, representing 10.66 % of the total number of outstanding shares. It is not practicable for the Company to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. Trading of our shares on the NYSE and other exchanges during 2013 amounted to approximately 167 million ADS, which in turn was equivalent to US$ 2,895 million.

The NYSE is open for trading Monday through Friday from 9:30 am to 4:00 pm, with the exception of holidays declared by the NYSE in advance. On the trading floor, the NYSE trades in a continuous auction format, where traders can execute stock transactions on behalf of investors. Specialist brokers act as auctioneers in an open outcry auction market to bring buyers and sellers together and to manage the actual auction. Customers can also send orders for immediate electronic execution, or route orders to the floor for trade in the auction market. The NYSE works with U.S. regulators like the Securities and Exchange Commission (“SEC”) and the Commodity Futures Trading Commission (“CFTC”) to coordinate risk management measures in the electronic trading environment through the implementation of mechanisms like circuit breakers and liquidity replenishment points.

Shares of Enersis were first listed and began trading on the Bolsa de Valores Latinoaméricanos de la Bolsa de Madrid (“Latibex”), as of December 2001, under the ticker symbol “XENI”. Until April 2011, the trading unit represented 50 shares of common stock (the same unit conversion of 50:1 as an ADS), but since May 2011 the equivalence changed to a 1:1 ratio. Santander Investment S.A. acts as the liaison entity, and Banco Santander-Chile as the Depositary Bank in Chile. Trading of our shares on the Latibex during 2013 amounted to approximately 6.9 million units, which in turn was equivalent to € 1.7 million. The stock closed at € 0.22 on the last 2013 trading day.

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage per market during 2013:

	Number of shares of common stock	Percentage
Market
Chile (1)	9,263,149,937	52.5%
United States (One ADS = 50 shares of common stock) (2)	8,361,479,100	47.4%
Spain (3)	6,922,507	0.0%

Total	17,631,551,544	100.0%

(1)	Includes Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.
(2)	Includes the New York Stock Exchange and over-the-counter trading.
(3)	Latibex.

For further information see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price Information”.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the Issue.

Not applicable.

Item 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of our bylaws and Chilean law.

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws, which serve the same purpose as the articles or certificate of incorporation and the bylaws of a company incorporated in the United States, and by Law 18,046 (the Chilean Companies Act). In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the board of directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (Ch$ 116 million as of December 31, 2013) do not have the option to bring the procedure to the courts.

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

The compensation of the directors is set annually at the OSM. See “Item 6. Directors, Senior Management and Employees — B. Compensation”.

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

Under Chilean law, the rights of holders of stock of the Company may only be changed by an amendment to the bylaws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association. — Shareholders’ Meetings and Voting Rights”.

Capitalization

Under Chilean law, only the shareholders of a company acting at an ESM have the power to authorize a capital increase. When an investor subscribes for shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid. The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for or, if he has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, notwithstanding the actions intended by the company to collect payment, the company is entitled to auction the shares on the stock exchange where such shares are traded, for the account and risk of the debtor, the number of shares held by the debtor necessary for the company to pay the outstanding balances and disposal expenses. However, until such shares are sold at auction, the subscriber continues to hold all the rights of a shareholder, except the right to receive dividends and return of capital. The chief executive officer or the person replacing him will reduce in the shareholders’ register the number of shares in the name of the debtor shareholder to the number of shares that remain, deducting the shares sold by the company and settling the debt in the amount necessary to cover the result of such disposal after the corresponding expenses. When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which in no case may exceed three years from the date of such meeting), these shall be reduced in the non-subscribed amount until that date. With respect to the shares subscribed and not paid following the term mentioned above, the Board must proceed to collect payment, unless the shareholders’ meeting authorizes (by two thirds of the voting shares) a reduction of the company’s capital to the amount effectively collected, in which case the capital shall be reduced by force of law to the amount effectively paid. Once collection actions have been exhausted, the Board should propose to the shareholders’ meeting the approval by simple majority of the write-off of the outstanding balance and the reduction of capital to the amount effectively recovered.

On December 20, 2012, at an ESM, our shareholders approved the issuance of 16,441,606,297 additional shares of common stock in a capital increase involving the in kind contribution of all the equity interests in Cono Sur, an Endesa Spain wholly owned subsidiary which beneficially owned 25 companies in the five South American countries in which operate, as well as a cash contribution by the rest of the shareholders. The effectiveness of the capital increase was conditioned on the subscription by the minority shareholders of a sufficient amount of shares to permit Endesa Spain to exercise its rights to subscribe in full its share but never own more than 65% of the outstanding capital stock, as provided under Enersis’ by laws. In addition, Endesa Spain assumed several commitments to provide guarantees regarding Cono Sur’s contribution, the Company’s dividend policy, the use of cash proceeds and the assurance that Enersis would be the only Enel/Endesa Spain vehicle for further growth in South America in the conventional energy business segment.

Subsequent to external appraisals of the value of Cono Sur, as required by Chilean law in this context, Endesa Spain and the AFPs reached an agreement that valued Cono Sur at US$ 3,615 million. The shareholders also agreed that the preemptive rights’ offering would be carried out at Ch$ 173 per common share, or the equivalent thereof in the international markets. The shares were offered in the Santiago Stock Exchange, the NYSE (in the forms of ADSs) and Spain’s Latibex. The transaction was successfully completed with a 99% subscription during the Chilean and U.S. preemptive rights’ offerings which ended on March 26 and March 21, 2013, respectively. On March 28, the remaining 1% was auctioned off in the Santiago Stock Exchange for an aggregate of 157,043,316 common shares at a price of Ch$ 182.3 per share, 5.4% higher than the fixed price of Ch$ 173 per share applicable during the Chilean rights’ offering. Endesa Spain subscribed for 9,967,630,058 shares in exchange for Cono Sur while the minority shareholders subscribed for the remaining 6,473,976,239 shares. Total issued and paid outstanding shares at the end of the capital increase and as of the date of this Report are 49,092,772,762 shares. The 2013 capital increase involved a 50.4% increase in shares valued at approximately US$ 6 billion, of which US$ 3.6 billion were contributed by our parent company in connection with Cono Sur, and US$ 2.4 billion in cash by our minority investors.

The Cono Sur contribution involved Endesa Spain’s equity interests in nine holding companies and 16 operating companies. The nine holding companies are Inversora Dock Sud S.A., Ampla Investimentos e Serviços S.A., Endesa Brasil S.A., Investluz S.A. (Investluz), EN-Brasil Comércio e Serviços S.A. (Prátil), Distribuidora Eléctrica de Cundinamarca S.A.E.S.P (DECSA), Eléctrica Cabo Blanco S.A.C. (Cabo Blanco), Generalima S.A.C., Inversiones Distrilima S.A.C. (Distrilima). On the other hand, the 16 operating companies are as follows: Empresa Distribuidora Sur S.A. (Edesur), Endesa Cemsa S.A. (Cemsa), Yacylec S.A., Central Dock Sud S.A., Ampla Energía e Serviços S.A. (Ampla), Companhia Energética do Ceará S.A. (Coelce), Companhia de Interconexão Energética S.A. (CIEN), Centrais Elétricas Cachoeira Dourada S.A. (Cachoeira Dourada), Central Geradora Termelétrica Fortaleza S.A. (Fortaleza), Compañía Eléctrica San Isidro S.A. (San Isidro), Transmisora Eléctrica de Quillota Ltda. (Transquillota), Codensa S.A. ESP, Emgesa S.A ESP, Empresa de Energía de Cundinamarca S.A. ESP (EEC), Empresa de Distribución Eléctrica de Lima Norte S.A.A. (Edelnor), Empresa Eléctrica de Piura S.A. (EEPSA). For more information, see Note 4 to our Consolidated Financial Statements.

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

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. The last OSM was held on April 16, 2013. An ESM may be called by the board of directors when deemed appropriate, when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the SVS. To convene an OSM, or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15 days and no more than 20 days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.

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

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the financial statements of a publicly held stock corporation within the 15-day period before its scheduled OSM. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, an indication of the way complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on the Company’s website. In the case of an OSM, the annual report of the Company’s activities, which includes audited financial statements, must also be made available to shareholders and published on the Company’s website at: www.enersis.cl.

The Chilean Companies Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. In accordance with article 136 of the Chilean Companies Regulation (“Reglamento de Sociedades Anónimas”), the shareholder(s) holding or representing 10% or more of the shares issued with voting rights, may:

•	make comments and proposals relating to the progress of the corporate businesses in the corresponding year, no shareholder being able to make individually or jointly more than one presentation. These observations should be presented in writing to the company concisely, responsibly, and respectfully, and the respective shareholder(s) should state their willingness for these to be included as an appendix to the annual report. The board shall include in an appendix to the annual report of the year a faithful summary of the pertinent comments and proposals the interested parties had made, provided they are presented during the year or within 30 days after its ending;

•	make comments and proposals on matters that the board submits for the knowledge or voting of the shareholders. The board shall include a faithful summary of those comments and proposals in all information it sends to shareholders, provided the shareholders’ proposal is received at the offices of the company at least 10 days prior to the date of dispatch of the information by the company. The shareholders should present their comments and proposals to the company, expressing their willingness for these to be included in the appendix to the respective annual report or in information sent to shareholders, as the case may be. The observations referred to in this Article may be made separately by each shareholder holding 10% or more of the shares issued with voting rights or shareholders who together hold that percentage, who should act as one.

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

Only shareholders registered as such with Enersis as of 11:59 p.m. on the fifth business days prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual, who does not need to be a shareholder, as his proxy to attend the meeting and vote on his behalf. Proxies for such representation shall be given for all the shares held by the owner. The proxy may contain specific instructions to approve, reject, or abstain with respect to any of the matters submitted for voting at the meeting and which were included in the notice. Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

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

Any dividend in excess of 30% of net income may be paid, at the election of the shareholder, in cash, in Enersis shares, or in shares of publicly held corporations held by Enersis. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act (as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of UF, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. Payments not collected in such period are transferred to the volunteer Fire Department.

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

In connection with our initial public offering of ADS in 1993, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank of Chile and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the former Compendium of Foreign Exchange Regulations (“Chapter XXVI”), which governed the issuance of ADS by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADS, could be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments needed to be remitted through the Formal Exchange Market.

As of April 19, 2001, Chapter XXVI was eliminated and new investments in ADSs by non-residents of Chile are now governed instead by Chapter XIV of the Compendium. This change was made with the purpose of simplifying and facilitating the flow of capital to and from Chile. As a result of the elimination of Chapter XXVI, access to the Formal Exchange Market is no longer assured. However, because our Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI were still applied until the most recent 2013 capital increase was carried out.

Currently, and since the issuance of new shares in connection with the 2013 capital increase, all existing shareholders (and ADS holders) lost the benefits of the Foreign Investment Contracts and Chapter XXVI, including guaranteed access to the Formal Exchange Market. The newly issued securities and the current common stock held by non-Chilean residents or domiciles is subject to Chapter XIV of the Central Bank of Chile’s Compendium. By mutual agreement between Enersis and the Bank, of Chile the latter is no longer a party to the Third Amended and Restated Deposit Agreement between Enersis and Citibank, N.A., executed on March 28, 2013, after the successful completion of the 2013 capital increase. In addition, the Central Bank of Chile, Citibank N.A. and Enersis formally ended the current exchange agreements between them by public deed issued on June 3, 2013.

The following is a summary of certain provisions of Chapter XIV that are applicable to all existing shareholders (and ADS holders). This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XIV. Chapter XIV regulates the following type of investments: credits, deposits, investments and equity contributions (such as the contributions to be made to Enersis pursuant to the Capital Increase). A Chapter XIV investor may at any time repatriate an investment made in Enersis upon sale of the shares of Enersis and the profits derived therefrom, with no monetary ceiling, subject to the then effective regulations, which must be reported to the Central Bank of Chile.

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

Chilean Tax Considerations

The following discussion summarizes material Chilean income and withholding tax consequences to foreign holders arising from the ownership and disposition of shares and ADSs and, to the extent any are issued, rights and ADS rights. The summary that follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and rights or ADS rights, if any, and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs.

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

Using the prevailing rates, the Effective Dividend Withholding Rate is

(35%-20%) / (100%-20%) = 18.75%

Dividends are generally assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by the Company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 18 to our Consolidated Financial Statements included in this Report.

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

Taxation of Rights and ADS Rights

For Chilean tax purposes and to the extent we issue any rights or ADS rights, the receipt of rights or ADS rights by a foreign holders of shares or ADSs pursuant to a rights offering is a nontaxable event. In addition, there are no Chilean income tax consequence to foreign holders upon the exercise or the lapse of the rights or the ADS rights.

Any gain on the sale, exchange or transfer of any ADS rights by a foreign holder is not subject to taxes in Chile.

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

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of receiving, owning, and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities and is based on the assumption stated above under “Chilean Tax Considerations” that there is no applicable income tax treaty in effect between the United States and Chile. The discussion applies only if the beneficial owner holds shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

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

If a beneficial owner is a U.S. Holder, subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to the beneficial owner that is not a corporation are taxable at a maximum rate of 20%. A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. Beneficial owners should consult their tax advisors to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to a beneficial owner and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a beneficial owner’s income on the date of the beneficial owner’s, or in the case of ADSs, the Depositary’s, receipt of the dividend. The amount of any dividend paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into U.S. dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a beneficial owner generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A beneficial owner may have foreign currency gain or loss if the dividend is converted into U.S. dollars on a date after the date of receipt.

Subject to applicable limitations that may vary depending upon a beneficial owner’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADSs — Taxation of Cash Dividends and Property Distributions”) withheld from dividends on shares or ADSs will be creditable against a beneficial owner’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, a beneficial owner should consult the beneficial owner’s tax advisor regarding the availability of foreign tax credits in the beneficial owner’s particular circumstances. Instead of claiming a credit, a beneficial owner may, at the beneficial owner’s election, deduct such Chilean taxes in computing the beneficial owner’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADSs”. If a Chilean tax is imposed on the sale or disposition of shares, and a beneficial owner that is a U.S. Holder does not receive significant foreign source income from other sources, such beneficial owner may not be able to credit such Chilean tax against the beneficial owner’s U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2013 taxable year and do not expect to be or become one for our 2014 taxable year or for the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for 2013 or for any prior or future taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the beneficial owner, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. Beneficial owners should consult their tax advisors regarding the consequences to them if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the beneficial owner is an exempt recipient or (ii) in the case of backup withholding, the beneficial owner provides a correct taxpayer identification number and certifies that the beneficial owner is not subject to backup withholding.

The amount of any backup withholding from a payment to a beneficial owner will be allowed as a credit against beneficial owner’s U.S. federal income tax liability and may entitle the beneficial owner to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Medicare Contribution Tax

Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like the shares, ADSs, less certain deductions. A beneficial owner should consult such beneficial owner’s own tax advisor regarding the possible application of this legislation in beneficial owner’s particular circumstances.

Beneficial owners should consult their tax advisors with respect to the particular consequences to them of receiving, owning or disposing of shares or ADSs.

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

Natural gas is used in some of our power plants in South America. We seek to ensure our supply of this fuel by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase gas at market prices prevailing at the time the purchase occurs. As of December 31, 2013, we did not hold contracts classified as derivative financial instruments, financial instruments, or derivative commodity instruments related to natural gas.

In the countries where we operate using coal and diesel oil, the dispatch mechanism allows the thermal power plants to cover their variable costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. We transfer commodity prices variations to the sale contract prices according to indexing formulas but only to the degree that this is possible in our different markets. During 2013, we entered into contracts classified as derivative commodity instruments related to coal (25,000 tons) and to petroleum (107,000 barrels), both deals for the period between January and December 2013. As of December 31, 2013 and 2012 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related either to coal or to diesel oil.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility. As of December 31, 2013, we did not hold electricity price-sensitive instruments.

The Company is continually analyzing ways to hedge commodity price risk, like adjusting commodity indexed price formulas for new PPAs according to our exposition and/or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future we may use price-sensitive instruments.

Interest Rate and Foreign Currency Risk

The recorded values of our debt as of December 31, 2013, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected Maturity Date
As of December 31,	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(1)
	(in millions of Ch$)
Fixed Rate
Ch$ /UF	0.12	—	—	—	—	—	0.12	0.12
Weighted average interest rate	6.8%	—	—	—	—	—	6.8%	—
US$	273,987	118,109	151,855	11,056	13,310	218,076	786,393	951,775
Weighted average interest rate	7.5%	8.7	7.6%	7.0%	6.5%	7.7%	7.7%	—
Other currencies (2)	94,189	39,375	29,464	24,464	33,408	325,310	546,210	625,954
Weighted average interest rate	9.6%	7.0%	7.1%	6.7%	6.6%	8.6%	8.4%	—
Total fixed rate	368,176	157,485	181,319	35,520	46,718	543,385	1,332,603	1,577,729
Weighted average interest rate	8.1%	8.3%	7.5%	6.8%	6.6%	8.2%	8.0%	—

Variable rate
Ch$ /UF	10,268	10,641	9,470	8,074	8,259	296,257	342,970	430,799
Weighted average interest rate	9.6%	9.7%	9.1%	8.2%	8.2%	7.0%	7.3%	—
US$	212,763	22,019	20,913	26,060	13,173	599	295,526	295,213
Weighted average interest rate	3.3%	3.2%	2.9%	2.7%	3.9%	1.5%	3.2%	—
Other currencies (2)	148,426	130,825	151,050	274,829	237,087	539,600	1,481,817	1,626,441
Weighted average interest rate	9.1%	9.1%	9.7%	8.6%	8.6%	6.8%	8.1%	—
Total variable rate	371,458	163,484	181,433	308,963	258,520	836,456	2,120,313	2,352,452
Weighted average interest rate	5.8%	8.4%	8.9%	8.1%	8.4%	6.9%	7.3%	—
	739,634	320,969	362,752	344,483	305,237	1,379,841	3,452,916	3,930,181

(1)	As of December 31, 2013, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso, and Peruvian nuevo sol.

The recorded values of our debt as of December 31, 2012, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected Maturity Date
As of December 31,	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value(1)
	(in millions of Ch$)
Fixed Rate
Ch$ /UF	0.4	—	—	—	—	—	0.4	0.4
Weighted average interest rate	6.6%	—	—	—	—	—	6.6%	—
US$	270,603	117,138	103,757	134,381	5,302	184,966	876,966	1,103,329
Weighted average interest rate	8.2%	7.6%	8.8%	7.6%	8.2%	7.7%	8.0%	—
Other currencies (2)	99,688	72,595	36,498	27,048	27,543	291,860	555,232	579,092
Weighted average interest rate	10.4%	7.9%	7.4%	7.5%	6.9%	9.0%	8.8%	—
Total fixed rate	370,291	249,733	140,256	161,429	32,845	476,826	1,431,378	1,682,422
Weighted average interest rate	8.8%	7.7%	8.4%	7.6%	7.1%	8.5%	8.3%	—

Variable rate
Ch$ /UF	9,721	10,062	10,427	9,280	7,912	298,392	345,793	366,069
Weighted average interest rate	9.2%	9.2%	9.2%	9.0%	8.7%	7.6%	7.8%	—
US$	24,357	114,486	20,145	19,133	23,842	12,599	214,562	214,562
Weighted average interest rate	5.8%	2..3%	3.5%	3.3%	3.1%	4.2%	3.1%	—
Other currencies (2)	177,724	164,414	128,450	137,425	248,719	422,293	1,299,024	1,381,468
Weighted average interest rate	11.2%	10.3%	9.1%	9.6%	9.4%	8.8%	9.5%	—
Total Variable Rate	211,802	288,961	159,021	165,837	280,472	753,285	1,859,379	1,962,099
Weighted average interest rate	10.5%	7.1%	8.4%	8.8%	8.8%	8.2%	8.5%	—
Total	582,093	538,694	229,277	327,266	313,317	1,230,111	3,290,757	3,644,521

(1)	As of December 31, 2012, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso and Peruvian nuevo sol.

Interest Rate Risk

At December 31, 2013 and 2012, 28.4% and 38.8% respectively of our outstanding net debt obligations were subject to floating interest rates.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt, according to the policy approved by the Board of Directors. Additionally, we manage interest rate risk through the use of interest rate derivatives. The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

As of December 31, 2013, the recorded values for financial accounting purposes and the corresponding fair values of the instruments that hedge our interest rate risk exposure are as follows:

	Expected Maturity Date
As of December 31,	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value (2)
	(in millions of Ch$) (1)
Variable to fixed rates	120,566	3,127	49,492	50,694	—	—	223,879	6,107
Fixed to variable rates	—	—	—	—	—	—	—	—

Total	120,566	3,127	49,492	50,694	—	—	223,879	6,107

(1)	Calculated based on the Observed Exchange Rate for December 31, 2013, which was Ch$ 524.61 per US$ 1.00.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

By comparison, as of December 31, 2012, the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge for our interest rate risk exposure was as follows:

	Expected Maturity Date
As of December 31,	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value (2)
	(in millions of Ch$) (1)
Variable to fixed rates	1,728	111,680	4,150	51,907	52,949	—	222,413	(2,584)
Fixed to variable rates	—	—	—	—	—	—	—	—

Total	1,728	111,680	4,150	51,907	52,949	—	222,413	(2,584)

(1)	Calculated based on the Observed Exchange Rate for December 31, 2012, which was Ch$ 479.96 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Foreign Currency Risk

We are exposed to foreign currency risk arising from debt denominated in U.S. dollars, Chilean pesos, and in other currencies. Some of our subsidiaries have a natural hedge between their revenues and the currency of their debt. For example, in the case of our subsidiaries in Colombia, their revenues as well as their debts are linked to the Colombian peso. In other cases, we do not have this natural hedge, and therefore we try to manage this exposure with currency derivatives, such as U.S. dollar/UF exchange and U.S. dollar/local currency derivatives. However, this is not always possible because of market conditions. For example, that is the case of Endesa Costanera in Argentina, with revenues linked to the Argentine peso and a substantial part of its debt denominated in U.S. dollars, with no reasonable possibility of hedging this debt.

Our corporate currency risk policy has been in effect since 2004. This policy takes the level of operating income of each country that is indexed to the U.S. dollar and seeks to hedge income with liabilities in the same currency.

As of December 31, 2013, the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our foreign exchange risk are as follows:

	Expected Maturity Date
As of December 31,	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value (2)
	(in millions of Ch$) (1)
UF to US$	207,560	—	—	—	—	—	207,560	20,865
US$ to Ch$/UF	296,460	—	220,783	—	—	—	517,243	(210,379)
Ch$ to US$	25,619	—	—	—	—	—	25,619	362
US$ to other currencies (3)	—	3,171	—	—	—	—	3,171	(1,494)
Other currencies to $ (4)	4,605	—	—	—	—	—	4,605	121

Total	534,245	3,171	220,783	—	—	—	758,198	(190,526)

(1)	Calculated based on the Observed Exchange Rate for December 31, 2013, which was Ch$ 524.61 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	Other currencies include Brazilian reais.
(4)	Include a Peruvian soles to US$ hedge of Edegel (Chinango).

By comparison, as of December 31, 2012 the recorded values for financial accounting purposes and the corresponding fair values of the instruments that hedge for our interest rate risk was as follows:

	Expected Maturity Date
As of December 31,	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value(2)
	(in millions of Ch$) (1)
UF to $	—	189,894	—	—	—	—	189,894	28,634
$ to Ch$/UF	—	290,498	—	216,342	—	—	506,840	(228,008)
$ to Other currencies (3)	—	—	4,823	—	—	—	4,823	(3,142)
Other currencies to $ (4)	—	4,213	—	—	—	—	4,213	578

Total	—	484,605	4,823	216,342	—	—	705,771	(201,938)

(1)	Calculated based on the Observed Exchange Rate for December 31, 2012, which was Ch$ 479.96 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	Other currencies include Brazilian reals.
(4)	Include a Peruvian soles to US$ hedge of Edegel (Chinango).

(d)   Safe Harbor

The information in this “Item 11. Quantitative and Qualitative Disclosures About Market Risk”, contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this Report for safe harbor provisions.

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

Depositary Payments for Fiscal Year 2013

The depositary has agreed to reimburse certain expenses incurred by the Company in connection with the Company’s ADS program. In 2013, the depositary reimbursed expenses related to investor relations’ activities for a total amount of US$ 973,054 (after applicable US taxes).

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)   Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a) -15 (e) and 15 (d) -15 (e) under the Exchange Act) for the year ended December 31, 2013.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2013. The assessment was based on criteria established in” Internal Control – An Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, Enersis’ management has concluded that as of December 31, 2013, the Company’s internal control over financial reporting was effective.

(c)   Attestation Report

Ernst & Young Ltda., the independent registered public accounting firm that has audited our consolidated financial statements and has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2013. This attestation report appears on page F-3.

(d)   Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

As of December 31, 2013, the Directors’ Committee’s (which performs the functions of the Audit Committee) financial expert was Mr. Hernán Somerville, as determined by the Board of Directors. Mr. Somerville is an independent member of the Directors’ Committee pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.	Code of Ethics

The standards of ethical conduct at Enersis are governed by means of four corporate rulings or policies: the Charter Governing Executives (Estatuto del Directivo), the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”) and the Manual for the Management of Information of Interest to the Market (the “Manual”).

The Charter Governing Executives was adopted by the Board of Directors in May 2003 and is applicable to all executives contractually related to Enersis or its controlled subsidiaries in which it is the majority shareholder, both in Chile and abroad, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company. The objective of this set of rules is to establish standards for the governance of management’s actions, the behavior of management with respect to the principles governing their actions and the limitations and incompatibilities involved, all within Enersis’ vision, mission and values. Likewise, the Employee Code of Conduct explains our principles and ethical values, establishes the rules governing our contact with customers and suppliers, and establishes the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality. Both documents also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

The Manual, adopted by Enersis’ Board of Directors in May 2008 and amended in February 2010, addresses the following issues: applicable standards and blackout periods in connection with the transactions of the Company’s securities or those of its affiliates by directors, management, principal executives, employees and other related parties; mechanisms for the continuous release of information that is of interest to the market; and mechanisms that provide protection for confidential information.

In addition to the abovementioned corporate governance rules, the Board of the Company approved the Code of Ethics and the ZTAC Plan in its meeting held on June 24, 2010. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other values of similar importance, which are translated into detailed behavioral criteria. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with a special emphasis in avoiding corruption in the form of bribery, preferential treatment, and other similar acts.

A copy of these documents is available upon request, free of charge, by writing or calling us at:

Investor Relations Department

Enersis S.A.

Santa Rosa 76, Piso 15

Santiago, Chile

(56-2) 2353-4682

During fiscal year 2013, there have been no amendments to any provisions of the abovementioned documents. No waivers from any provisions of the Charter Governing Executives, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2013.

Item 16C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, as well as the other member firms of Ernst & Young and their respective affiliates, by type of service rendered for the periods indicated.

Services Rendered	2013	2012
	(in millions of Ch$)
Audit fees (1)(2)	1,645	1,572
Audit-related fees (3)	149	78
Tax fees	—	—
All other fees (4)	—	107

Total	1,794	1,757

(1)	The increase in audit fees during 2013 was principally due to :
•	Inflation due to fees agreed to in the local currencies in Peru, Brazil, and Argentina. Such effects amounted to Ch$ 81.79 million.
•	Transfer of Endesa Latinoamérica’s investments to Enersis, amounting to Ch$ 39.65 million.
(2)	The fees associated with the capital increase are part of total of audit fees. These fees relate to Ch $ 199.26 million approved in 2012 and Ch$ 233.96 million approved in 2013.
(3)	The increase in audit-related fees during 2013 was due the following services provided:
•	Sustainability audit services in Chile and Brazil in the amount of Ch$ 45.60 million.
•	Covenant review of Compañía Generadora Termoeléctrica Fortaleza and review of “Luz para Todos” program for Ampla Energia y Servicios, totaling Ch$ 9.91 million.
(4)	During 2013, there were no all other fees recorded. During 2012, all other fees were incurred mainly due to a research and development project review and an energy efficiency study for Endesa Brasil, at a cost of Ch$ 100.13 million.

All of the fees listed under audit-related fees and all other fees were pre-approved following the Directors’ Committee pre-approval policies and procedures.

The amounts included in the table above and the related footnotes have been classified in accordance with SEC guidelines.

Directors’ Committee Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the OSM. Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation so establishes, appoint their own external auditors.

The Directors’ Committee (which performs the functions of the Audit Committee), acting through the CFO, manages appointment proposals, reviews engagement letters, negotiates fees, ensures quality control in respect of the services provided, reviews and controls independence issues, and other related matters.

The Directors’ Committee has a pre-approval policy regarding the contracting of Enersis’ external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to Enersis.

Fees payable in connection with recurring audit services are pre-approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once they have been analyzed by the CFO, are submitted to the Directors’ Committee for approval or rejection.

The pre-approval policy established by the Directors’ Committee for non-audit services and audit-related fees is as follows:

•	The business unit that has requested the service and the audit firm expected to perform the service must request that the CFO review the nature of the service to be provided.

•	The CFO then analyzes the request and requires the selected audit firm to issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such audit firm’s independence.

•	Finally, the proposal is submitted to the Directors’ Committee for approval or denial.

The services described in footnote (2) and (3) of the table above have been approved in accordance with the procedure described immediately above since July 2005.

The Directors’ Committee has designed, approved, and implemented the necessary procedures to fulfill the new requirements described in SEC release number 34-53677, File No. PCAOB-2006-01 (Audit Committee Pre-Approval of Certain Tax Services).

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	(a)Total Number of Shares adquired (1)	(b) Average Price Paid per Share (Ch$/per Share)	(c) Total Number of Shares adquired	(d) Maximum Number of Shares that might be yet adquired
March 2013	9,967,630,058	173.0	9,967,630,058	—

Total	9,967,630,058	173.0	9,967,630,058	—

(1)	Corresponds to number of Shares subscribed by Endesa Spain in exchange for Cono Sur, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — B. Memorandum and Articles of Association. — Capitalization”.

Item 16F.	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2013 and 2012 and through the date of this Report, the principal independent accountant engaged to audit our financial statements, Ernst & Young Ltda., has not resigned, or indicated that it has declined to stand for re-election after the completion of its current audit, or been dismissed.

Item 16G.	Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, please see “Item 6. Directors, Senior Management and Employees — C. Board Practices”.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

None.

Item 18.	Financial Statements

ENERSIS S.A. and Subsidiaries

Index to the Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:
Report of Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada — Enersis S.A. 2013 and 2012	F-1
Report of Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada — Enersis S.A. — Internal Control over Financial Reporting 2013	F-3
Report of KPMG Auditores Consultores Ltda. — Empresa Nacional de Electricidad S.A. 2013 and 2012	F-5
Report of KPMG Auditores Consultores Ltda. — Empresa Nacional de Electricidad S.A. — Internal Control over Financial Reporting 2013	F-7

Consolidated Financial Statements:
Consolidated Statements of Financial Position at December 31, 2013, December 31, 2012 and January 1, 2012	F-9
Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011	F-11
Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011	F-13
Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011	F-14
Notes to the Consolidated Financial Statements	F-15
SCHEDULE I Enersis S.A.’s condensed unconsolidated financial information	F-178

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousand of Chilean pesos
ThUS$	Thousand of U.S. dollars

Item 19.	Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of ENERSIS S.A., as amended.(*)
8.1	List of Subsidiaries as of December 31, 2013
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes—Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes—Oxley Act
23.1	Consent of Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada, an independent registered public accounting firm
23.2	Consent of KPMG Auditores y Consultores Ltda., an independent registered public accounting firm

(*)	Incorporated by reference from Exhibit 1.1 to Enersis’ Registration Statements on Form F-3 (Registration No. 333-186823)

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

Date: April 3, 2014

Enersis and Subsidiaries

Audited Consolidated Financial Statements as of December 31, 2013, December 31, 2012 and January 1, 2012 and for each of the three years in the period ended December 31, 2013 together with the Report of Independent Registered Public Accounting Firms

Index to the Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousand of Chilean pesos
ThUS$	Thousand of U.S. dollars

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Enersis S.A.

We have audited the accompanying consolidated statements of financial position of Enersis S.A. and subsidiaries (the “Company”) as of December 31, 2013 and 2012 and January 1, 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule of Enersis S.A.’s condensed unconsolidated financial information. These consolidated financial statements and the schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

The consolidated financial statements of the Company include the consolidated financial statements of its subsidiary, Empresa Nacional de Electridad S.A (“Endesa-Chile”). The consolidated financial statements of Endesa-Chile include the financial statements of the following entities, each having been prepared in conformity with its respective local statutory accounting basis: Emgesa S.A. E.S.P (“Emgesa”) and Endesa Argentina S.A. (“Endesa-Argentina”) (both subsidiaries of Endesa-Chile), and of Endesa Brasil S.A. (“Endesa-Brasil”) (a consolidated subsidiary of the Company that is also a 38.64% percent owned investee of Endesa-Chile accounted for using the equity method). Except for the amounts included in Endesa-Chile’s consolidated financial statements relating to Emgesa, Endesa-Argentina and Endesa-Brasil, which we subjected to our audit procedures in the context of the financial statements of Enersis, taken as a whole, we did not audit the consolidated financial statements of Endesa-Chile. The consolidated financial statements of Endesa-Chile, exclusive of the amounts relating to Emgesa, Endesa-Argentina and Endesa-Brasil, reflect total assets constituting 24%, 28% and 29% of the Company’s consolidated total assets as of December 31, 2013 and 2012 and January 1, 2012, respectively, and total revenues constituting 16%, 18% and 16% of the Company’s consolidated total revenues for the years ended December 31, 2013, 2012 and 2011, respectively. Endesa-Chile’s consolidated financial statements were audited by other auditors whose report has been furnished to us, and our opinion on the Company’s consolidated financial statements, insofar as it relates to the amounts included for Endesa-Chile (but exclusive of the amounts for Emgesa, Endesa-Argentina and Endesa-Brasil), is based solely on the report of the other auditors.

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

A member firm of Ernst & Young Global Limited

In our opinion, based on our audits and the report of other auditors (see second paragraph above), the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Enersis S.A. and subsidiaries at December 31, 2013 and 2012 and January 1, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedule of condensed unconsolidated financial information, when considered in relation to the basic consolidated financial statements, taken as whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Enersis S.A.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 2, 2014 expressed an unqualified opinion thereon based on our audit and the report on internal controls of other auditors.

/s/ Ernst & Young Ltda.

Ernst & Young Ltda.

Santiago, Chile

April 2, 2014

A member firm of Ernst & Young Global Limited

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Enersis S.A.

We have audited the internal control over financial reporting of Enersis S.A. and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Empresa Nacional De Electricidad S.A. (a subsidiary) and certain of its subsidiaries, associates and jointly controlled entities (hereinafter collectively referred to as “Endesa-Chile”) which statements reflect total assets and total revenues constituting 39% and 26%, respectively, of the related consolidated totals. The effectiveness of Endesa-Chile’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Endesa-Chile’s internal control over financial reporting, is based solely on the report of the other auditors.

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

A member firm of Ernst & Young Global Limited

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

In our opinion, based on our audit and the report of other auditors, Enersis S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Enersis S.A. and subsidiaries as of December 31, 2013 and 2012 and January 1, 2012 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 of Enersis S.A. and subsidiaries and the financial statement schedule of Enersis S.A.’s condensed unconsolidated financial information, and our report dated April 2, 2014 expressed an unqualified opinion thereon based on our audit and the report of other auditors.

/s/ Ernst & Young Ltda.

Ernst & Young Ltda.

Santiago, Chile

April 2, 2014

A member firm of Ernst & Young Global Limited

KPMG Auditores Consultores Ltda.	Teléfono +56 (2) 2798 1000
Av. Isidora Goyenechea 3520, Piso 2	Fax +56 (2) 2798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa–Chile):

We have audited the accompanying consolidated statements of financial position of Endesa-Chile and subsidiaries (the Company) as of December 31, 2013, 2012 and January 1, 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets constituting 36.12 percent, 33.54 percent and 31.22 percent, of the Company’s consolidated total asset position as of December 31, 2013, 2012 and January 1, 2012, respectively, and total revenues constituting 36.26 percent, 38.27 percent and 39.3 percent of the Company’s consolidated revenues for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, we did not audit the financial statements of Endesa Brasil S.A. The Company’s investment in Endesa Brasil S.A. at December 31, 2013, 2012 and January 1, 2012 was ThCh$ 543,713,349, ThCh$ 574,168,681 and ThCh$ 569,012,759 as of December 31, 2013,2012 and January 1, 2012, respectively, and its equity earning was ThCh$94,402,624, ThCh$107,503,620 and ThCh$115,355,267 for the years ended December 31, 2013, 2012 and 2011, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa-Chile and subsidiaries as of December 31, 2013, 2012 and January 1, 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

© 2014 KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

As indicated in Note 2.2 a) to the consolidated financial statements, starting from January 1, 2013 and due to the application of International Financial Reporting Standards (IFRS) 11 “Joint Arrangements,” the Company changed its valuation method of investments which business are jointly controlled. As required by this standard, the consolidated statements of financial position as of December 31, 2012 and January 1, 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2012 and 2011, and their related notes to the financial statements, were retrospectively restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa-Chile’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 27, 2014, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
KPMG Auditores Consultores Ltda.
Santiago, Chile
March 27, 2014

© 2014 KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

KPMG Auditores Consultores Ltda.	Teléfono +56 (2) 2798 1000
Av. Isidora Goyenechea 3520, Piso 2	Fax +56 (2) 2798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa–Chile):

We have audited Endesa-Chile’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Endesa-Chile’s internal control over financial reporting based on our audit.

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

© 2014 KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Endesa-Chile and subsidiaries as of December 31, 2013 and 2012 and January1, 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of years in the three-year period ended December 31, 2013, and our report dated March 27, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
KPMG Auditores Consultores Ltda.
Santiago, Chile
March 27, 2014

© 2014 KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

ENERSIS S.A. AND SUBSIDIARIES

 Consolidated Statements of Financial Position, Classified

 At December 31, 2013, December 31, 2012, and January 1, 2012

 (In thousands of Chilean pesos)

		12-31-2013	12-31-2012 (*)	1-1-2012 (*)
ASSETS	Note		Restated	Restated
		ThCh$	ThCh$	ThCh$

CURRENT ASSETS

Cash and cash equivalents	6	1,606,387,569	815,832,061	1,187,684,209
Other current financial assets	7	781,029,437	194,500,798	939,220
Other current non-financial assets		141,597,292	103,376,711	69,479,673
Trade and other current receivables	8	1,045,263,881	846,791,111	950,007,713
Accounts receivable from related companies	9	34,019,574	47,570,282	61,912,486
Inventories	10	77,782,755	76,563,085	70,334,841
Current tax assets	11	210,134,773	205,554,882	138,365,618
Total current assets other than assets classified as held for sale and discontinued operations		3,896,215,281	2,290,188,930	2,478,723,760

Non-current assets classified as held for sale and discontinued operations	12	-	-	-
Non-current assets classified as held for sale and discontinued operations		-	-	-

TOTAL CURRENT ASSETS		3,896,215,281	2,290,188,930	2,478,723,760

NON-CURRENT ASSETS

Other non-current financial assets	7	491,536,418	439,018,106	37,246,770
Other non-current non-financial assets		84,091,825	87,788,359	109,213,012
Non-current receivables	8	223,045,673	202,900,342	443,128,492
Non-current accounts receivable from related companies	9	-	-	-
Investments accounted for using the equity method	13	248,080,880	214,517,345	194,785,717
Intangible assets other than goodwill	14	1,173,560,361	1,202,002,511	1,466,680,979
Goodwill	15	1,372,320,328	1,391,673,952	1,468,307,108
Property, plant, and equipment	16	7,433,798,725	7,049,923,571	7,045,908,847
Investment property	17	44,877,049	46,922,970	38,055,889
Deferred tax assets	18	210,137,767	321,556,216	367,036,508

TOTAL NON-CURRENT ASSETS		11,281,449,026	10,956,303,372	11,170,363,322

TOTAL ASSETS		15,177,664,307	13,246,492,302	13,649,087,082

(*) See Note 2.2a).

 ENERSIS S.A. AND SUBSIDIARIES

 Consolidated Statements of Financial Position, Classified

 At December 31, 2013, December 31, 2012, and January 1, 2012

 (In thousands of Chilean pesos)

		12-31-2013	12-31-2012 (*)	1-1-2012 (*)
LIABILITIES AND EQUITY	Note		Restated	Restated
		ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES

Other current financial liabilities	19	906,675,205	658,423,302	660,562,558
Trade and other current payables	22	1,419,592,332	1,194,851,750	1,213,388,313
Accounts payable to related companies	9	204,412,270	150,259,507	160,358,684
Other current provisions	23	118,582,658	89,730,702	99,189,386
Current tax liabilities	11	255,148,385	169,545,538	232,246,173
Other current non-financial liabilities		76,848,849	83,919,926	56,288,910
Total current liabilities other than those associated with current assets classified as held for sale and discontinued operations		2,981,259,699	2,346,730,725	2,422,034,024

Liabilities associated with current assets classified as held for sale and discontinued operations	12	-	-	-

TOTAL CURRENT LIABILITIES		2,981,259,699	2,346,730,725	2,422,034,024

NON-CURRENT LIABILITIES

Other non-current financial liabilities	19	2,790,249,111	2,928,119,869	3,271,355,293
Other non-current payables	22	23,063,878	14,257,438	14,304,607
Non-current accounts payable to related companies	9	-	-	-
Other long-term provisions	23	193,967,353	176,575,035	202,015,839
Deferred tax liabilities	18	395,486,890	501,127,697	482,260,262
Non-current provisions for employee benefits	24	238,514,991	256,161,368	269,353,075
Other non-current non-financial liabilities		47,657,524	65,313,125	96,722,791

TOTAL NON-CURRENT LIABILITIES		3,688,939,747	3,941,554,532	4,336,011,867

TOTAL LIABILITIES		6,670,199,446	6,288,285,257	6,758,045,891

EQUITY
Issued capital	25.1	5,669,280,725	2,824,882,835	2,824,882,835
Retained earnings		2,813,634,297	2,421,278,841	2,232,968,880
Share premium	25.1	158,759,648	158,759,648	158,759,648
Other reserves	25.5	(2,473,120,417)	(1,511,122,753)	(1,320,882,757)
Equity attributable to shareholders of Enersis		6,168,554,253	3,893,798,571	3,895,728,606

Non-controlling interests	25.6	2,338,910,608	3,064,408,474	2,995,312,585

TOTAL EQUITY		8,507,464,861	6,958,207,045	6,891,041,191

TOTAL LIABILITIES AND EQUITY		15,177,664,307	13,246,492,302	13,649,087,082

(*) See note 2.2a)

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income, by Type For the years ended December 31, 2013, 2012, and 2011 (In thousands of Chilean pesos)
		January - December
STATEMENTS OF COMPREHENSIVE INCOME Profit (loss)		2013	2012 (*)	2011 (*)
	Note	ThCh$	Restated ThCh$	Restated ThCh$
Sales	26	5,696,777,240	6,182,123,698	6,107,142,811
Other operating income	26	567,668,662	313,829,750	279,457,083
Revenues		6,264,445,902	6,495,953,448	6,386,599,894

Raw materials and consumables used	27	(3,089,141,195)	(3,695,022,919)	(3,450,163,125)
Contribution Margin		3,175,304,707	2,800,930,529	2,936,436,769

Other work performed by the entity and capitalized		61,965,528	48,667,382	49,921,196
Employee benefits expenses	28	(465,682,098)	(409,179,836)	(371,753,777)
Depreciation and amortization expense	29	(435,473,259)	(434,483,734)	(416,864,931)
Impairment loss recognized in the period’s profit or loss	29	(74,877,924)	(42,612,727)	(136,119,203)
Other expenses	30	(520,098,689)	(492,558,847)	(522,693,103)
Operating Income		1,741,138,265	1,470,762,767	1,538,926,951

Other gains (losses)	31	19,170,005	15,186,412	(4,731,186)
Financial income	32	260,126,546	232,129,980	194,545,840
Financial costs	32	(388,367,634)	(419,888,938)	(423,128,515)
Share of profit of associates accounted for using the equity method	13	25,289,219	30,381,936	26,891,233
Foreign currency exchange differences	32	(30,373,115)	(16,126,401)	20,124,044
Profit (loss) from indexed assets and liabilities	32	(9,414,755)	(12,756,868)	(25,206,927)

Income before tax		1,617,568,531	1,299,688,888	1,327,421,440
Income tax	33	(504,167,785)	(406,675,920)	(455,469,317)
Net income from continuing operations		1,113,400,746	893,012,968	871,952,123
Net income from discontinued operations		-	-	-
NET INCOME		1,113,400,746	893,012,968	871,952,123

Net income attributable to
Shareholders of Enersis		658,514,150	377,350,521	375,471,254
Non-controlling interests	25.6	454,886,596	515,662,447	496,480,869
NET INCOME		1,113,400,746	893,012,968	871,952,123

Basic earnings per share
Basic earnings per share from continuing operations (**)	Ch$/Share	14.56	11.56	11.50
Basic earnings per share	Ch$/Share	14.56	11.56	11.50
Weighted average number of shares of common stock	Thousands	45,218,860	32,651,166	32,651,166

Diluted earnings per share
Diluted earnings per share from continuing operations (**)	Ch$/Share	14.56	11.56	11.50
Diluted earnings per share	Ch$/Share	14.56	11.56	11.50
Weighted average number of shares of common stock	Thousands	45,218,860	32,651,166	32,651,166
(*) See note 2.2a)

(**) If we considered the outstanding amount of shares as of December 31, 2013 (49,092,773 thousand shares), the Proforma Basic earning per share from continuing operations and the Proforma Diluted earnings per share from continuing operations would be 13.41 Ch$/share for both.

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income, by Type For the years ended December 31, 2013, 2012, and 2011 (In thousands of Chilean pesos)
		January - December
		2013	2012 (*)	2011 (*)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Note	ThCh$	Restated ThCh$	Restated ThCh$

Net Income		1,113,400,746	893,012,968	871,952,123

Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Actuarial gains (losses) on defined benefit plans	24.2.f	6,351,518	(14,044,750)	(61,614,524)

Other comprehensive income that will not be reclassified subsequently to profit or loss		6,351,518	(14,044,750)	(61,614,524)

Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes
Foreign currency translation gains (losses)		(76,723,893)	(364,848,647)	211,297,640
Gains (losses) of available-for-sale financial assets		(2,273)	515	(55,959)
Share of other comprehensive income from associates and joint ventures accounted for using the equity method		8,367,223	737,736	(15,880,240)
Gains (losses) from cash flow hedge		(76,144,260)	72,360,295	(63,842,341)
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		55,283	(6,300,885)	(8,309,911)

Other comprehensive income that will be reclassified subsequently to profit or loss		(144,447,920)	(298,050,986)	123,209,189

Other components of other comprehensive income, before taxes		(138,096,402)	(312,095,736)	61,594,665

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		(2,603,231)	4,662,040	23,078,884

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		(2,603,231)	4,662,040	23,078,884

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		12,332,516	(25,726,629)	14,110,400
Income tax related to available-for-sale financial assets		455	(569)	9,513

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		12,332,971	(25,727,198)	14,119,913

Total Other Comprehensive Income		(128,366,662)	(333,160,894)	98,793,462

TOTAL COMPREHENSIVE INCOME		985,034,084	559,852,074	970,745,585

Comprehensive income attributable to
Shareholders of Enersis		577,348,684	187,169,558	368,568,685
Non-controlling interests		407,685,400	372,682,516	602,176,900
TOTAL COMPREHENSIVE INCOME		985,034,084	559,852,074	970,745,585

(*) See note 2.2a)

ENERSIS S.A. AND SUBSIDIARIES Statements of Changes in Equity For the years ended December 31, 2013, 2012, and 2011 (In thousands of Chilean pesos)

Statements of Changes in Equity	Issued capital	Share Premium	Changes in Other Reserves						Retained earnings	Equity Attributable to Shareholders of Enersis	Non- Controlling Interests	Total Equity
			Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserves for Gains and Losses for Defined Benefit Plans	Reserves for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Other reserves
Equity at beginning of period 01/01/2013	2,824,882,835	158,759,648	(40,720,059)	27,594,028	-	13,647	(1,498,010,369)	(1,511,122,753)	2,421,278,841	3,893,798,571	3,064,408,474	6,958,207,045
Changes in equity
Comprehensive income
Net income									658,514,150	658,514,150	454,886,596	1,113,400,746
Other comprehensive income			(57,187,681)	(30,680,754)	6,865,655	(1,836)	(160,850)	(81,165,466)		(81,165,466)	(47,201,196)	(128,366,662)
Comprehensive income										577,348,684	407,685,400	985,034,084
Equity issuance	2,844,397,890	1,460,503							-	2,845,858,393		2,845,858,393
Dividends									(273,024,349)	(273,024,349)		(273,024,349)
Increase (decrease) through transfers and other changes	-	(1,460,503)	-	-	(6,865,655)	-	74,015,741	67,150,086	6,865,655	72,555,238	(388,551,690)	(315,996,452)
Increase (decrease) from changes in stakes in subsidiaries that do not entail a loss of control			41,885,724				(989,868,008)	(947,982,284)	-	(947,982,284)	(744,631,576)	(1,692,613,860)
Total changes in equity	2,844,397,890	-	(15,301,957)	(30,680,754)	-	(1,836)	(916,013,117)	(961,997,664)	392,355,456	2,274,755,682	(725,497,866)	1,549,257,816
Equity at end of period 12/31/2013	5,669,280,725	158,759,648	(56,022,016)	(3,086,726)	-	11,811	(2,414,023,486)	(2,473,120,417)	2,813,634,297	6,168,554,253	2,338,910,608	8,507,464,861

Statements of Changes in Equity	Issued capital	Share Premium	Changes in Other Reserves						Retained earnings	Equity Attributable to Shareholders of Enersis	Non- Controlling Interests	Total Equity
			Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedge	Reserves for Gains and Losses for Defined Benefit Plans	Reserves for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other reserves
Equity at beginning of period 01/01/2012	2,824,882,835	158,759,648	176,622,668	(310,265)	-	13,836	(1,497,208,996)	(1,320,882,757)	2,232,968,880	3,895,728,606	2,995,312,585	6,891,041,191
Changes in equity
Comprehensive income
Net income									377,350,521	377,350,521	515,662,447	893,012,968
Other comprehensive income			(217,342,727)	27,904,293	(742,368)	(189)	28	(190,180,963)		(190,180,963)	(142,979,931)	(333,160,894)
Comprehensive income										187,169,558	372,682,516	559,852,074
Dividends									(188,298,192)	(188,298,192)		(188,298,192)
Increase (decrease) through transfers and other changes	-	-	-	-	742,368	-	(801,401)	(59,033)	(742,368)	(801,401)	(303,586,627)	(304,388,028)
Total changes in equity	-	-	(217,342,727)	27,904,293	-	(189)	(801,373)	(190,239,996)	188,309,961	(1,930,035)	69,095,889	67,165,854
Equity at end of period 12/31/2012 Restated (*)	2,824,882,835	158,759,648	(40,720,059)	27,594,028	-	13,647	(1,498,010,369)	(1,511,122,753)	2,421,278,841	3,893,798,571	3,064,408,474	6,958,207,045

Statements of Changes in Equity	Issued capital	Share Premium	Changes in Other Reserves						Retained earnings	Equity Attributable to Shareholders of Enersis	Non- Controlling Interests	Total Equity
			Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedge	Reserves for Gains and Losses for Defined Benefit Plans	Reserves for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other reserves
Equity at beginning of period 01/01/2011	2,824,882,835	158,759,648	113,278,890	40,783,463	-	41,825	(1,505,891,534)	(1,351,787,356)	2,103,689,509	3,735,544,636	2,778,483,320	6,514,027,956
Changes in equity
Comprehensive income
Net income									375,471,254	375,471,254	496,480,869	871,952,123
Other comprehensive income			60,106,895	(41,093,728)	(25,887,747)	(27,989)	-	(6,902,569)		(6,902,569)	105,696,031	98,793,462
Comprehensive income										368,568,685	602,176,900	970,745,585
Dividends									(209,886,734)	(209,886,734)		(209,886,734)
Increase (decrease) through transfers and other changes	-	-	3,236,883	-	25,887,747	-	8,682,538	37,807,168	(36,305,149)	1,502,019	(385,347,635)	(383,845,616)
Total changes in equity	-	-	63,343,778	(41,093,728)	-	(27,989)	8,682,538	30,904,599	129,279,371	160,183,970	216,829,265	377,013,235
Equity at end of period 12/31/2011 Restated (*)	2,824,882,835	158,759,648	176,622,668	(310,265)	-	13,836	(1,497,208,996)	(1,320,882,757)	2,232,968,880	3,895,728,606	2,995,312,585	6,891,041,191

 (*) See note 2.2a)

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Direct Cash Flow For the years ended December 31, 2013, 2012, and 2011 (In thousands of Chilean pesos)
		January - December
		2013	2012 (*)	2011 (*)
Statements of Direct Cash Flow	Note	ThCh$	Restated ThCh$	Restated ThCh$

Cash flow from (used in) operating activities

Types of collections from operating activities
Collections from the sale of goods and services		6,946,352,718	7,421,957,070	7,554,155,043
Collections from royalties, payments, commissions, and other income from ordinary activities		86,605,572	93,605,931	86,290,041
Collections from premiums and services, annual payments, and other benefits from policies held		74,183,266	5,903,050	16,628,221
Other collections from operating activities		509,496,016	384,127,217	251,484,266
Types of payments
Payments to suppliers for goods and services		(3,690,576,400)	(3,899,057,207)	(3,804,072,531)
Payments to and on behalf of employees		(448,354,032)	(400,061,812)	(349,702,202)
Payments on premiums and services, annual payments, and other obligations from policies held		(5,782,311)	(8,066,513)	(5,627,373)
Other payments for operating activities		(1,176,355,154)	(1,351,575,914)	(1,544,218,673)
Income taxes paid		(381,648,502)	(452,305,887)	(358,664,017)
Other outflows of cash		(212,945,529)	(251,163,500)	(173,026,445)

Net cash flows from operating activities		1,700,975,644	1,543,362,435	1,673,246,330

Cash flows from (used in) investment activities
Cash flows from the loss of control of subsidiaries or other business		-	-	12,662,234
Cash flows used to obtain control of subsidiaries or other business		(5,084,700)	(7,140,000)	(4,058,192)
Other collections from the sale of equity or debt instruments belonging to other entities		871,863,989	-	-
Other payments to acquire equity or debt instruments from other entities		(1,433,536,193)	(194,093,275)	-
Loans to related companies		(4,844,706)	-	(1,326,000)
Proceeds from the sale of property, plant, and equipment		7,449,529	918,437	6,041,469
Purchases of property, plant, and equipment		(603,413,832)	(517,233,484)	(484,028,401)
Proceeds from the sale of intangible assets		-	-	8,965,592
Purchases of intangible assets		(169,371,666)	(187,197,935)	(187,551,511)
Purchases of other long-term assets		(2,034,104)	(2,859,668)	(2,183,333)
Payments from future, forward, option, and swap contracts		(3,485,915)	(2,691,688)	(3,474,792)
Collections from future, forward, option, and swap contracts		14,308,008	2,013,452	4,108,554
Collections from related entities		4,895,411	2,600,730	-
Dividends received		9,081,705	7,539,711	4,025,233
Interest received		92,176,821	56,681,895	19,611,804
Other inflows (outflows) of cash		(1,891,436)	(674,255)	10,748,226

Net cash flows used in investment activities		(1,223,887,089)	(842,136,080)	(616,459,117)

Cash flows from (used in) financing activities
Proceeds from share issuance		1,130,817,519	-	-
Total proceeds from loans		530,735,256	501,199,355	643,919,707
Proceeds from long-term loans		487,162,501	400,797,521	525,077,859
Proceeds from short-term loans		43,572,755	100,401,834	118,841,848
Loans from related companies		693,084	-	18,257,300
Payments on borrowings		(563,049,681)	(645,675,778)	(617,735,935)
Payments on financial lease liabilities		(9,388,183)	(25,491,730)	(11,478,851)
Dividends paid		(482,046,152)	(547,081,888)	(648,107,205)
Interest paid		(230,584,133)	(253,478,855)	(245,683,421)
Other outflows of cash		(40,412,354)	(41,745,935)	(14,511,368)

Net cash flows from (used in) financing activities		336,765,356	(1,012,274,831)	(875,339,773)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		813,853,911	(311,048,476)	181,447,440

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(23,298,403)	(60,803,672)	76,040,491
Net increase (decrease) in cash and cash equivalents		790,555,508	(371,852,148)	257,487,931
Cash and cash equivalents at beginning of period	6	815,832,061	1,187,684,209	930,196,278
Cash and cash equivalents at end of period	6	1,606,387,569	815,832,061	1,187,684,209

(*) See note 2.2a)

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 ENERSIS S.A. AND SUBSIDIARIES

 CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012.

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

Enersis S.A. is a subsidiary of Endesa, S.A., a Spanish company controlled by Enel S.p.A. (hereinafter Enel).

The Company was initially created in 1981 under the corporate name of Compañía Chilena Metropolitana de Distribución Eléctrica S.A. Later on, the Company changed its by-laws and its name to Enersis S.A. effective August 1, 1988. For tax purposes, the Company operates under Chilean tax identification number 94.271.000-3.

As of December 31, 2013, the Group had 11,574 employees. During 2013, the Group averaged a total of 11,301 employees. See Note 36 for additional information regarding employee distribution by category and geographic location.

The Company’s corporate purpose consists of exploring for, developing, operating, generating, distributing, transmitting, transforming, and/or selling energy of any kind or form, whether in Chile or abroad, either directly or through other companies. It is also engaged in telecommunications activities, and it provides engineering consultation services in Chile and abroad. The Company’s corporate purpose also includes investing in, and managing, its investments in subsidiaries and associates which generate, transmit, distribute, or sell electricity, or whose corporate purpose includes any of the following:

(i)	energy of any kind or form,

(ii)	supplying public services, or services whose main component is energy,

(iii)	telecommunications and information technology services, and

(iv)	Internet-based intermediation business.

The Company’s 2012 consolidated financial statements were approved by the Board of Directors at a meeting held on January 30, 2013. The consolidated financial statements were then submitted to the consideration of a General Shareholders´ Meeting held on April 16, 2013, which gave its final approval to the consolidated financial statements.

These consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the Company. Foreign operations are reported in accordance with the accounting policies stated in Notes 2.6 and 3.m.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 Accounting principles

The December 31, 2013 consolidated financial statements of Enersis have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and approved by the Company’s Board of Directors at its meeting held on February 7, 2014.

These consolidated financial statements present fairly the financial position of Enersis and its subsidiaries as of December 31, 2013 and 2012, and January 1, 2012, as well as the results of operations, the changes in equity, and the cash flows for the years ended December 31, 2013, 2012, and 2011.

These consolidated financial statements voluntarily present the figures for the 2011 fiscal year from the consolidated comprehensive income statement, the consolidated cash flow statement, the statement of changes in consolidated equity, and their notes.

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

These consolidated financial statements have been prepared from accounting records maintained by the Company and its subsidiaries. Each entity prepares its financial statements according to the accounting principles and standards in force in each country, so the necessary adjustments and reclassifications have been made in the consolidation process in order to present the consolidated financial statements in accordance with IFRS and the criteria of the IFRS Interpretation Committee (hereinafter IFRSIC).

2.2 New accounting pronouncements

a)	Accounting pronouncements effective from January 1, 2013:

Standards, Interpretations, and Amendments	Mandatory Application for:

Amendment to IAS 1: Presentation of Financial Statements

Modifies aspects of the presentation of components of “Other Comprehensive Income.” It requires that these components be grouped under those that will and those that will not subsequently be reclassified as profits and losses.

Annual periods beginning on or after July 1, 2012.

IFRS 10: Consolidated Financial Statements

Establishes clarifications and new parameters for defining control and for the principles of preparing consolidated financial statements. It applies to all entities (including special purpose or structured entities).

Annual periods beginning on or after January 1, 2013.

IFRS 11: Joint Arrangements

Redefines the concept of joint arrangement in order to align it with IFRS 10. It requires that the entities that are party to a joint arrangement determine what type of arrangement is involved (joint operation or joint venture) by assessing their rights and obligations. The standard eliminates the possibility of proportional consolidation for joint ventures.

Annual periods beginning on or after January 1, 2013.

Standards, Interpretations, and Amendments	Mandatory Application for:

IFRS 12: Disclosures of Interests in Other Entities

Requires certain disclosures that allow for assessing the nature of stakes in other entities and the risks associated with these stakes, as well as the effects of these stakes on the entity’s financial situation, financial performance, and cash flows.

Annual periods beginning on or after January 1, 2013.

IFRS 13: Fair Value Measurement

Establishes, in a single standard, a framework for measuring the fair value of assets and liabilities, and incorporates new concepts and clarifications for such measurement. It also requires information to be disclosed by the entities on the measurements of the fair value of their assets and liabilities.

Annual periods beginning on or after January 1, 2013.

New IAS 27: Separate Financial Statements

The issuance of IFRS 10 eliminated all matters regarding consolidated financial statements from IAS 27, restricting its scope to separate financial statements only.

Annual periods beginning on or after January 1, 2013.

New IAS 28: Investments in Associates and Joint Ventures

Amended by the issuance of IFRS 10 and IFRS 11 for the purpose of making the definitions and other clarifications contained in these new IFRS uniform.

Annual periods beginning on or after January 1, 2013.
Amendment to IFRS 7: Financial Instruments - Disclosures Clarifies the requirements of disclosures relating to offsetting of financial assets and financial liabilities.	Annual periods beginning on or after January 1, 2013.

Amendment to IAS 19: Employee Benefits

Modifies the recognition and disclosure for changes in obligations for defined benefit plans and the assets involved in the plan, eliminating the corridor method and accelerating recognition of past service costs.

Annual periods beginning on or after January 1, 2013.
Improvements to the IFRS Corresponds to a number of necessary but non-urgent improvements that amend the following standards: IFRS 1, IAS 1, IAS 16, IAS 32, and IAS 34.	Annual periods beginning on or after January 1, 2013.

Transition Guide (Amendments to IFRS 10, 11, and 12)

The amendments clarify IFRS 10 transition guidance. These amendments also simplify the transition for IFRS 10, IFRS 11, and IFRS 12, limiting the requirements to the provision of adjusted comparative information for the immediately preceding period only. In addition, the amendments eliminate the requirement to present comparative information for disclosures related to unconsolidated structured entities for periods prior to the first application of IFRS 12.

Annual periods beginning on or after January 1, 2013.

The Group applied of these new pronouncements retrospectively, except for IFRS 13, Fair Value Measurement, which was applied prospectively.

IFRS 11 Joint Arrangements

As of 2013, with the application of IFRS 11, Joint Arrangements, companies controlled jointly by the Group that were consolidated proportionally up to the financial statements presented as of December 31, 2012, must now be recorded using the equity method (see Notes 2.5 and 3.h), as required by the new standard for joint arrangements that qualify as Joint Ventures.

The companies involved are the following:

-	Centrales Hidroeléctricas de Aysén S.A. and subsidiaries.
-	Inversiones Gas Atacama Holding Ltda. and subsidiaries.
-	Distribuidora Eléctrica de Cundinamarca S.A. and subsidiary.
-	Transmisora Eléctrica de Quillota Ltda.

Since the application of IFRS 11, Joint Arrangements, is retrospective, these consolidated financial statements include restatements made to the statements of financial position as of December 31 and January 1, 2012; to the comprehensive income, changes in net equity, and cash flow statements for the years ended December 31, 2012 and 2011; and the explanatory notes; all previously issued and approved by the Enersis management bodies. These changes do not affect the determination of equity or profit attributable to the shareholders of Enersis.

The application of this standard has not affected basic earnings per share, nor has it given rise to a stock dilution.

The following is a summary of the net effect of the restatement on the each of the respective financial statement line items:

(in thousands of Chilean pesos)	Changes
Consolidated Statements of Financial Position	12-31-2012 ThCh$	01-01-2012 ThCh$

Current assets	(64,329,503)	(47,241,248)
Non-current assets	(7,011,835)	(37,542,422)
TOTAL ASSETS	(71,341,338)	(84,783,670)

Current liabilities	(34,381,510)	(38,499,611)
Non-current liabilities	(31,398,295)	(41,171,393)
Equity attributable to shareholders of Enersis	-	-
Non-controlling interests	(5,561,533)	(5,112,666)
TOTAL LIABILITIES AND EQUITY	(71,341,338)	(84,783,670)

Consolidated Statements of Comprehensive Income	12-31-2012 ThCh$	12-31-2011 ThCh$

Revenue	(81,713,866)	(148,280,450)
Raw materials and consumable used	22,102,568	88,271,604
CONTRIBUTION MARGIN	(59,611,298)	(60,008,846)

Depreciation and amortization expense	8,863,455	8,073,361
Operating Income	(26,201,781)	(27,383,758)
Net income before tax	(5,764,328)	(5,955,872)
Net income attributable to shareholders of Enersis	-	-
Net income attributable to non-controlling interests	(549,014)	(588,497)
NET INCOME	(549,014)	(588,497)

Consolidated Statements of Cash flow	12-31-2012 ThCh$	12-31-2011 ThCh$

Net cash flow from (used in) operating activities	(17,276,127)	(25,200,136)
Net cash flow from (used in) investment activities	6,144,889	7,510,563
Net cash flow from (used in) financing activities	(191,044)	16,089,778
Effect of exchange rate changes on cash and cash equivalents	2,011,384	521,495
Cash and cash equivalents at beginning of period	(32,237,059)	(31,158,759)
Cash and cash equivalents at end of period	(41,547,957)	(32,237,059)

For more details, see Appendix 7.

Amendment to IAS 19 “Employee Benefits”

The application of the amendment to IAS 19, Employee Benefits, which was applied retrospectively, means that these consolidated financial statements include modifications to the presentation of the comprehensive income statements for the 2012 and 2011 fiscal years and their respective explanatory notes, which, at the time, were approved by the Enersis management bodies. These changes do not affect the determination of equity or earnings attributable to the shareholders of Enersis.

This modification has been made because, under the new standard, financial results must present in net figures for each defined benefit plan established for the Group’s employees. This resulted in a reduction of ThCh$32,126,591 and ThCh$39,138,315 in financial revenues and costs for the 2012 and 2011 fiscal years, respectively.

The application of this standard does not affect basic earnings per share, nor has it given rise to a stock dilution.

The rest of the standards and amendments adopted, which went into effect on January 1, 2013, has not had a significant effect on the consolidated financial statements of Enersis and its subsidiaries.

b)	Accounting pronouncements effective from January 1, 2014 and subsequent periods:

As of the issuance date of these consolidated financial statements, the following accounting pronouncements had been issued by the International Accounting Standards Boards (IASB), but they were not yet mandatory:

Standards, Interpretations, and Amendments	Mandatory Application for:

Amendment to IAS 32: Financial Instruments: Presentation

Clarifies the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies in applying the current IAS 32 criteria for offsetting.

Annual periods beginning on or after January 1, 2014.

Amendments to IFRS 10 and 12, and IAS 27: Investment Entities

Under IFRS 10, reporting entities are required to consolidate all of the companies over which they have control. The amendment establishes an exception to these requirements, allowing Investment Entities to measure their investments at fair value with changes in income as provided for under IFRS 9 instead of consolidating them.

Annual periods beginning on or after January 1, 2014.

IFRS 9: Financial Instruments: Classification and Measurement

This is the first stage of the IASB project to replace IAS 39, “Financial Instruments: Recognition and Measurement.” It modifies the classification and measurement of financial assets and includes the treatment and classification of financial liabilities.

No date set. Early application of concluded stages is permitted.

IFRIC 21: Levies

This interpretation of IAS 37, “Provisions, Contingent Assets, and Contingent Liabilities,” provides guidance on when an entity must recognize a liability for a levy imposed by a government other than income tax in its financial statements.

Annual periods beginning on or after January 1, 2014.

Standards, Interpretations, and Amendments	Mandatory Application for:

Amendment to IAS 36: Impairment of Assets

The amendment clarifies the extent of disclosures regarding the recoverable value of impaired assets, limiting the information requirements to the recoverable amount, based on the fair value less costs of disposal.

Annual periods beginning on or after January 1, 2014.

Amendment to IAS 39: Financial Instruments: Recognition and Measurement

This amendment incorporates into the Standard the criteria that must be met in order not to discontinue hedge accounting if a hedging derivative is novated.

Annual periods beginning on or after January 1, 2014.

Amendment to IFRS 9: Financial Instruments: Classification and Measurement

This is the second stage of the IASB project to replace IAS 39, Financial Instruments: Recognition and Measurement. This amendment adds a special chapter on hedge accounting that establishes a new model aimed at reflecting better alignment between accounting and risk management. Improvements have also been made to the disclosures required.

This amendment also eliminates the mandatory application date for IFRS 9 since the third and final stage of the project, which covers impairment of financial assets, has still not been completed.

No date set. Early application of concluded stages is permitted.

Amendment to IAS 19: Employee Benefits

The purpose of this modification to the scope of IAS 19 is to simplify the accounting for contributions not affected by the employee’s years of service, such as employee contributions calculated on the basis of a fixed percentage of a salary.

Annual periods beginning on or after July 1, 2014.

Improvements to the IFRS

(2010-2012 and 2011-2013 cycles)

This is a set of improvements that are necessary but not urgent. They make changes to the following standards: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24, IAS 38, and IAS 40.

Annual periods beginning on or after July 1, 2014.

The Group is assessing the impact of applying IFRS 9 from the date it goes into effect. In Management’s opinion, the application of other standards, interpretations, and amendments pending application will not have a significant effect on the consolidated financial statements of Enersis and its subsidiaries.

2.3 Responsibility for the information given and the estimates made

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards, as issued by the IASB, have been fully implemented.

In preparing the consolidated financial statements, certain estimates made by the Company’s Management have been used to quantify some of the assets, liabilities, income, expenses, and commitments recorded in the statements.

These estimates basically refer to:

-	The valuation of assets and goodwill to determine the existence of impairment losses (see Note 3.e).

-	The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary raises, etc. (see Notes 3.l.1 and 24).

-	The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.d).

-	The assumptions used to calculate the fair value of financial instruments (see Notes 3.g.5 and 21).

-	Energy supplied to customers whose meter readings are pending.

-

Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income, and expenses recorded in the statements.

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

2.4 Subsidiaries

Subsidiaries are defined as entities in which Enersis controls, directly or indirectly, the majority of the substantive voting rights or, should that not be the case, entities where it has rights granting it the present power to direct the entities’ relevant activities, including, for these purposes, its potential voting rights or those of third parties that are exercisable or convertible at the end of each fiscal year.

Enersis is exposed to, or entitled to, these companies’ variable results and is able to influence the amount of such results.

Appendix 1 of these consolidated financial statements, entitled Enersis Group Companies, describes the relationship of Enersis with each of its subsidiaries.

2.4.1  Changes in the scope of consolidation

During the first quarter of 2013, the following companies entered the Enersis Group’s scope of consolidation: Generalima S.A.C., Eléctrica Cabo Blanco S.A.C., Empresa Eléctrica de Piura S.A., Endesa Cemsa S.A., Inversora Dock Sud S.A., and Central Dock Sud S.A. They were all brought in by Endesa S.A., grouped under Cono Sur Participaciones S.L.U. as part of the capital increase carried out by the company (see Notes 4 and 25.1.1).

The entry of these companies into the Enersis Group’s scope of consolidation brought about an increase in the consolidated statement of financial position of ThCh$110,222,618 in current assets, ThCh$163,196,934 in non-current assets, ThCh$180,637,895 in current liabilities, and ThCh$54,241,781 in non-current liabilities.

During 2012 there were no significant changes in the Enersis Group’s scope of consolidation.

The sale of the companies Compañía Americana de Multiservisios (CAM) and Synapsis Servicios y Soluciones Informáticas IT (Synapsis) was completed during the first quarter of 2011. The sale of CAM was concluded on February 24, 2011 for ThCh$6,775,748 (US$14.2 million), while the sale of Synapsis was finalized on March 1, 2011, for ThCh$24,710,920 (US$ 52 million). For more information, see Note 12.

The elimination of CAM and Synapsis from the Enersis scope of consolidation caused reductions in the consolidated statement of financial position of ThCh$80,050,947 in current assets, ThCh$31,003,337 in non-current assets, ThCh$56,359,935 in current liabilities, and ThCh$14,558,579 in non-current liabilities.

2.4.2  Consolidated companies with an ownership interest of less than 50%

Although the Group holds, directly or indirectly, a 48.48% interest in the companies Comercializadora de Energía S.A. (Codensa) and in Empresa Generadora de Energía Eléctrica S.A. (Emgesa), they are considered subsidiaries since Enersis exercises control over the entities through contracts or agreements with shareholders, or as a consequence of their structure, composition, and shareholder classes. The Group holds 57.15% and 56.43% of the voting shares of Codensa and Emgesa, respectively.

2.4.3  Non-consolidated companies with an ownership interest of over 50%

Although the Enersis Group holds more than a 50% interest in Centrales Hidroeléctricas de Aysén S.A. (Aysén), it is considered a “joint venture” since the Group, through contracts or agreements with shareholders, exercises joint control of the company.

2.5 Associated companies and joint arrangements

Associated Companies are those in which Enersis, either directly or indirectly, exercises significant influence.

Significant influence is having the power to influence the financial and operational policy decisions of the associated company without having either sole or joint control of the company. In general, significant influence is assumed to be those cases in which the Group has an ownership interest of over 20% (see Note 3.h).

Joint arrangements are defined as those entities in which the Group exercises control given an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified as:

-	Joint venture: an agreement under which the parties exercising joint control have rights to the entity’s net assets.

-

Joint operation: an agreement under which the parties exercising joint control have rights to the assets and obligations with respect to the liabilities involved in the arrangement. At this time, Enersis does not have any joint arrangements that qualify as joint operations.

Appendix 3 to these consolidated financial statements, entitled “Associated Companies and Joint Ventures,” describes the relationship of Enersis with each of these companies.

2.6 Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intra-Group transactions have been made.

The comprehensive income of subsidiaries is included in the consolidated comprehensive income statement from the date that the parent company obtains control of the subsidiary until the date on which it loses control of the subsidiary.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.

At the date the parent takes control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If, in the parent company’s stake, there is a positive difference between the fair value of the consideration transferred (the acquisition cost) and the fair value of the assets and liabilities of the subsidiary, including contingent liabilities, this difference is recorded as goodwill. If the difference is negative, the resulting profit is recorded as a credit to income after reevaluating whether all of the assets acquired and the liabilities assumed have been correctly identified and following a review of the procedures used to measure these amounts.

For business combinations carried out in stages, the fair value of the stake previously held in the acquired company’s equity is measured on the date of acquisition and any profit or loss is recognized in the results for that fiscal year or in other comprehensive income, as applicable.

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

b.

For items in the comprehensive income statement, the average exchange rate for the period is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.	Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of generation.

d.

Exchange differences arising in the conversion of financial statements are recognized in the item “Exchange differences on translation” within the consolidated statement of comprehensive income: Other comprehensive income (see Note 25.2).

4.

Translation adjustments that existed at Enersis’ transition date to IFRS, on January 1, 2004, were transferred to reserves, using the exemption for that purpose in IFRS 1 “First time Adoption of IFRS” (see Note 25.5).

5.	Balances and transactions between consolidated companies were completely eliminated in the consolidation process.

6.

Changes in interests in subsidiaries that do not result in taking or losing control are recorded as equity transactions, and the book value of the controlling and non-controlling interests is adjusted to reflect the change in relative interest in the subsidiary. Any difference that may exist, between the value for which a non-controlling interest is adjusted and the fair value of a compensation paid or received, is recognized directly in Equity attributable to the shareholders of Enersis.

7.

Business combinations under common control are recorded using, as a reference, the ‘pooling interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same book value at which they were recorded in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between the assets and liabilities contributed to the consolidation and the compensation given is recorded directly in Net equity as a debit or credit to Other reserves. The Group does not apply retrospective accounting records of business combinations under common control.

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

Property, plant and equipment are valued at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

-

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds 12 months. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranges between 7.25% and 9.31%. The amount capitalized for this concept amounted to ThCh$30,325,539, ThCh$26,477,369, and ThCh$35,945,738 during the years ended December 31, 2013, 2012, and 2011, respectively (see Note 32).

-

Employee expenses directly related to construction in progress. The amounts capitalized under this concept for the periods ended December 31, 2013, 2012, and 2011, respectively, were ThCh$48,087,586, ThCh$32,925,771, and ThCh$31,790,899.

-

Future disbursements that the Group will have to make to close their facilities are incorporated into the value of the asset at present value, recording in the accounting the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 23).

-

Items acquired before the Group’s date of transition to IFRS, on January 1, 2004, include in the purchasing cost, where appropriate, asset reappraisals permitted in the various countries to adjust the value of the property, plant, and equipment for inflation as of that date (see Note 25.5).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization, or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost basis for the corresponding assets.

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

Property, plant, and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the companies expect to use the assets. Useful life estimates and residual values are periodically reviewed and, if appropriate, adjusted prospectively.

The following are the main categories of Property, plant, and equipment with their respective estimated useful lives:

Categories of Property, plant, and equipment	Years of estimated useful life
Buildings	22 - 100
Plant and equipment	3 - 65
IT equipment	3 - 15
Fixtures and fittings	5 - 21
Motor vehicles	5 - 10
Other	2 - 33

Additionally, the following provides greater detail on the useful lives of plant and equipment items:

Years of estimated useful life
Generating facilities:
Hydroelectric plants
Civil engineering works	35-65
Electromechanical equipment	10-40
Coal-fired /fuel-oil power plants	25-40
Combined cycle plants	10-25
Renewable energy power plants	35
Transmission and distribution facilities:
High-voltage network	10-60
Low- and medium-voltage network	10-60
Measuring and remote control equipment	3-50
Other facilities	4-25

Land is not depreciated since it has an indefinite useful life.

Regarding the administrative concessions held by the Group’s electric companies, the following lists the periods remaining until expiration for the concessions that do not have an indefinite term:

Concession holder and operator	Country	Concession term	Period remaining to expiration
Empresa Distribuidora Sur S.A. - Edesur (Distribution)	Argentina	95 years	74 years
Hidroeléctrica El Chocón S.A. (Generation)	Argentina	30 years	10 years
Transportadora de Energía S.A. (Transmission)	Argentina	85 years	74 years
Compañía de Transmisión del Mercosur S.A. (Transmission)	Argentina	87 years	74 years
Central Eléctrica Cachoeira Dourada S.A. (Generation)	Brazil	30 years	14 years
Central Generadora Termoeléctrica Fortaleza S.A. (Generation)	Brazil	30 years	18 years
Compañía de Interconexión Energética S.A. (CIEN - Line 1)	Brazil	20 years	7 years
Compañía de Interconexión Energética S.A. CIEN - Line 2)	Brazil	20 years	9 years

The Group’s management evaluated the specific contract terms of each of the aforementioned concessions, which vary by country, business activity, and jurisprudence, and concluded that, with the exception of CIEN, there are no determining factors indicating that the grantor, which in every case is a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for services. These requirements are essential for applying IFRIC 12 “Service Concession Agreements,” an interpretation that establishes how to record and value certain types of concessions (see Note 3.d.1 for concession agreements within the scope of IFRIC 12).

On April 19, 2011, the subsidiary CIEN successfully completed the change in business model that we had previously been reporting. Under the new agreement, the Government continues to control the infrastructure, but CIEN receives fixed payments, which puts it on an equal footing with a public transmission concession (with regulated prices).

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

Gains or losses that arise from the sale or disposal of items of Property, plant and equipment are recognized as Other gains (losses) in the comprehensive income statement and are calculated by deducting the net book value of the asset and any sales expenses from the amount received in the sale.

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

The breakdown of the fair value of investment property is detailed in Note 17.

c)	Goodwill

Goodwill generated on consolidated acquired business represents the difference between the acquisition cost and the Group’s share of the fair value of assets and liabilities, including identifiable contingent liabilities and the non-controlling stake in a subsidiary at the acquisition date.

Assets acquired and liabilities assumed are temporarily valued as of the date the company takes control and are reviewed within no more than a year after the acquisition date. Until the fair value of assets and liabilities is ultimately determined, the difference between the acquisition price and the book value of the acquired company is temporarily recorded as goodwill.

If goodwill is finally determined as existing in the financial statements the year following the acquisition, the prior year’s accounts, which are presented for comparison purposes, are modified to include the value of the assets acquired and liabilities assumed and of the definitive goodwill from the acquisition date.

Goodwill generated from acquiring companies with functional currencies other than the Chilean peso is valued in the functional currency of the acquired company and converted to Chilean pesos using the exchange rate in effect as of the date of the statement of financial position.

Goodwill generated before the date of transition to IFRS, on January 1, 2004, is maintained at its net value recorded as of that date, while goodwill originated afterwards is valued at acquisition cost (see Notes 15 and 25.5).

Goodwill is not amortized; instead, at each period end the Company estimates whether any impairment has reduced its recoverable value to an amount less than the net recorded cost and, if so, it immediately adjusts for impairment (see Note 3.e).

d)	Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently valued at their cost, net of their accumulated amortization and of the impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful life, starting from the time that they are in usable condition, except for those with an indefinite useful life, which are not amortized. As of December 31, 2013, December 31, 2012, and January 1, 2012, there were no significant amounts in intangible assets with an indefinite useful life.

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous fiscal years are explained in letter e) of this Note.

     d.1) Concessions

Public-to-private service concession agreements are recorded according to IFRIC 12, “Service Concession Agreements.” This accounting interpretation applies if:

a)	The grantor controls or regulates which services the operator should provide with the infrastructure, to whom it must provide them, and at what price; and

b)	The grantor controls – through ownership, beneficial entitlement, or otherwise – any significant residual interest in the infrastructure at the end of the term of the agreement.

If both of the above conditions are met simultaneously, the consideration received by the Group for the infrastructure construction is recognized at its fair value, as either an intangible asset when the Group receives the right to charge users of the public service, as long as these charges are conditional on the degree to which the service is used; or as a financial asset when the Group has an unconditional contractual right to receive cash or another financial asset directly from the grantor or from a third party. The Group recognizes the contractual obligations assumed for maintenance of the infrastructure during its use, or for its return to the grantor at the end of the concession agreement within the conditions specified in the agreement, as long as it does not involve an activity that generates income, in accordance with the Group’s provision accounting policy (see Note 3.l).

Finance expenses attributable to the concession agreements are capitalized based on criteria established in Note 3 a) above, provided that the Group has a contractual right to receive an intangible asset. No finance expenses were capitalized during the fiscal years ended December 31, 2013, 2012, 2011.

Additionally, during the fiscal years ended December 31, 2013, 2012, and 2011, employee expenses directly attributable to construction in progress, amounting to ThCh$13,877,942, ThCh$15,741,611, and ThCh$18,130,297, respectively, were capitalized.

The Enersis subsidiaries that have recognized an intangible asset from their service concession agreements are the following:

Concession holder and operator	Country	Concession term	Period remaining to expiration
Ampla Energía e Serviços S.A. (*) (Distribution)	Brazil	30 years	13 years
Companhia Energética do Ceará S.A. (*) (Distribution)	Brazil	30 years	14 years
Concesionaria Túnel El Melón S.A (Highway infrastructure)	Chile	23 years	2.5 years

(*) Given that part of the rights acquired by our subsidiaries are unconditional, an available-for-sale financial asset has been recognized for the sale (see Notes 3.g.1 and 8).

d.2)  Research and development expenses

The Group follows the policy of recording the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical viability and economic returns are reasonably assured.

Expenditures on research activities are recognized as an expense in the period in which they are incurred. These expenses amounted to ThCh$1,996,818, ThCh$2,298,344, and ThCh$2,104,631, at December 31, 2013, 2012, and 2011, respectively.

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

e)   Asset impairment

e.1) Non-financial assets (except inventory and deferred tax assets)

During the year, and principally at year-end, the Company evaluates whether there is any indication that an asset has been impaired. Should any such indication exist, the company estimates the recoverable amount of that asset to determine the amount of impairment in each case. In the case of identifiable assets that do not generate cash flows independently, the company estimates the recoverability of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of Cash Generating Units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater amount between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of Property, plant, and equipment, as well as of goodwill, and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate the value in use, the Group prepares future cash flow projections, before tax, based on the most recent budgets available. These budgets incorporate management’s best estimates of Cash Generating Units’ revenue and costs using sector projections, past experience, and future expectations.

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country. At the end of 2013, 2012, and 2011, projections were extrapolated from the following rates:

Country	Currency	Growth rates (g)
		2013	2012	2011
Chile	Chilean peso	2.2% - 5.3%	2.3% - 5.2%	4.2% - 5.3%
Argentina	Argentine peso	8.6% - 9.0%	8.6% - 9.5%	7.0% - 7.9%
Brazil	Brazilian real	5.1% - 6.1%	5.1% - 6.1%	5.0% - 6.0%
Peru	Peruvian nuevo sol	3.6% - 4.6%	3.7% - 4.9%	3.2% - 4.3%
Colombia	Colombian peso	4.3% - 5.3%	4.3% - 5.3%	4.4% - 5.2%

These flows are discounted to calculate their current value at a before-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The current cost of money and the risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate this value.

The following are the before-tax discount rates applied in 2013, 2012, and 2011, expressed in nominal terms:

Country	Currency	2013		2012		2011
		Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	7.8%	16.3%	8.0%	14.6%	8.0%	10.1%
Argentina	Argentine peso	39.2%	44.4%	26.0%	29.0%	23.0%	26.0%
Brasil	Brazilian real	9.0%	18.8%	9.5%	18.0%	9.5%	11.6%
Peru	Peruvian nuevo sol	7.3%	13.9%	7.6%	12.5%	7.3%	9.3%
Colombia	Colombian peso	8.5%	14.2%	8.4%	14.5%	8.9%	10.9%

If the recoverable amount of the CGU is less than the net carrying amount of the asset, the corresponding provision for impairment loss is recorded for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income. The provision is first allocated to the CGU’s goodwill value, if any, and then to the other assets comprising it, prorated according to the carrying value of each one, limited to its fair value less sales costs, or its value in use; a negative value may not be obtained.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, adjustments that would have been made are not reversible.

e.2) Financial assets

The following procedure is used to determine the need to adjust financial assets for impairment:

-    In the case of commercial assets, provisions are made for the balances for which there is objective evidence that Enersis will not be able to recover all of the amounts provided for in the original terms and conditions of the contracts. In general, the Group’s policy is to record impairment through an allowance account based on the age of past-due balances, except in those cases where a specific collectability analysis is recommended, such as in the case of receivables from publically-owned companies (see Note 8).

-    In the case of receivables of a financial nature, impairment is determined on case-by-case basis. As of the date of issuance of these consolidated financial statements, the Company had no significant past-due non-commercial financial assets (see Notes 7 and 21).

f)    Leases

In order to determine whether a contract is, or contains, a lease, Enersis examines the economic basis of agreement, to assess whether fulfillment of the contract depends on the use of a specific asset and whether the agreement transfers the right to the use of the asset. If both conditions are met, at the beginning of the contract the Company separates the payments and considerations relating to the lease, at their fair values, from those corresponding to the other components of the agreement.

Leases that substantially transfer all of the risks and benefits inherent to the property are classified as finance leases. All others are classified as operating leases.

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

g.1)    Financial assets other than derivatives

The Group classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using the equity method (see Note 13) and those held for sale (Note 12), into four categories:

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

-

Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories. They are almost all financial investments in equity instruments (see Note 7).

These investments are recorded in the consolidated statement of financial position at fair value when it can be reliably determined. For interests in unlisted companies or companies with very little liquidity, normally the fair value cannot be reliably determined. When this occurs, those interests are valued at acquisition cost or a lesser amount if evidence of impairment exists.

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

g.2)    Cash and cash equivalents

This account within the statement of consolidated financial position includes cash and bank balances, time deposits, and other highly liquid investments (with a maturity of 90 days or less from the time of investment) that are readily convertible to cash and are subject to insignificant risk of changes in value.

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

In order to calculate the fair value of debt, both in the cases when it is recorded in the statement of financial position and for fair value disclosure purposes as seen in Note 21, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been valued by discounting expected future cash flows with a market-interest rate curve based on the payment’s currency.

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

-

Cash flow hedges: Changes in the fair value of the effective portion of derivatives are recorded in an equity reserve known as “Reserve for cash flow hedges.” The cumulative loss or gain in this account is transferred to the comprehensive income statement to the extent that the underlying item impacts the comprehensive income statement because of the hedged risk, netting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge are recorded directly in the comprehensive income statement.

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

-	The agreement does not stipulate settlement by differences and the parties have not made it a practice to settle similar contracts by differences in the past.

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

g.5) Fair value measurement and classification of financial instruments

The fair value of the various derivative financial instruments is calculated as follows:

-	For derivatives traded on an active market, by its quoted price as of year-end.

-

The Group values derivatives not traded on active markets by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of year-end.

Based on the hierarchy of the inputs used these procedures, the Group classifies financial instruments at the following levels

Level 1:	Quoted price (unadjusted) in active markets for identical assets or liabilities;

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and hypotheses used to determine the fair values at level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted with the zero coupon interest rate curves for each currency. All of these valuations are carried out using external tools, such as Bloomberg; and

Level 3:	Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

g.6) Derecognition of financial assets and liabilities

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

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired.

h)   Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recorded using the equity method

Under the equity method, an investment in an associate or joint venture is initially recorded at cost. As of the acquisition date, the investment is recorded in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with subsidiaries plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless the Group has a present obligation (either legal or implicit) to support the company’s negative equity situation, in which case a provision is recorded.

Goodwill from the associate or joint venture is included in the book value of the investment. It is not amortized, nor is it subject to individual impairment testing.

Dividends received from these companies are deducted from the value of the investment, and any profit or loss obtained from them to which the Group is entitled based on its interest is recorded under “Share of profit (loss) of associates accounted for using equity method.”

Appendix No. 3, “Enersis Group Associated Companies and Joint Ventures,” included in these consolidated financial statements, provides information about the relationship of Enersis with each of these entities.

i)    Inventories

Inventories are valued at their weighted average acquisition price or the net realizable value, whichever is lower.

j)    Non-current assets held for sale and discontinued operations

The Group classifies the following as “Non-current assets held for sale:” property, plant, and equipment; intangible assets; investments accounted for using the equity method, joint ventures, and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets), if as of the date of the consolidated financial statements the Group has taken active measures for their sale and estimates that such a sale is highly probable.

These held-for-sale assets or disposal groups are valued at the lower of their book value or estimated sale value less selling costs. Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale.

Non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the consolidated statement of financial position as a single line item within assets called “Non-current assets or disposal groups classified as held for sale,” and the respective liabilities are presented as a single line item within liabilities called “Liabilities included in disposal groups classified as held for sale.”

The Group classifies as “Discontinued operations” those separate major lines of business that have been sold or disposed of in another way, or those that may be classified as held for sale, including other assets that are part of the same coordinated sales or disposal plan. In the same way, entities that have been acquired solely in order to be resold are also considered “Discontinued operations.”

The components of profit or loss after taxes from discontinued operations are presented as a single line item in the consolidated comprehensive income statement as “Net income from discontinued operations.

k)   Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and valued at acquisition cost.

The gains and losses from the disposal of treasury shares are recorded directly in “Equity – Retained earnings”, without affecting the profit or loss for the fiscal year. As of December 31, 2013, there are no treasury shares, and no transactions with treasury shares were made during the 2013, 2012, or 2011 fiscal years.

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

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately.

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

Actuarial gains and losses arising in the measurement of both the plan liabilities and the plan assets, including the limit in IFRIC 14, are recognized in Other Comprehensive Income and then reclassified under “Equity - Retained earnings.”

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

n)   Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations, and those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items.

Should the Company have any obligations that mature in less than twelve months but can be refinanced over the long term at the Company’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations could be classified as long-term liabilities.

o)   Income tax

Income tax expense for the period is determined as the sum of current taxes from the Group’s different subsidiaries and results from applying the tax rate to the taxable base for the period, after allowable deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the book value and tax basis of assets and liabilities generate deferred tax asset and liability balances, which are calculated using tax rates expected to be in effect when the assets and liabilities are realized or settled. Considered for this purpose are rates that have been approved by the end of the period reported on, or whose approval process is practically complete.

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

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from valuing investments in subsidiaries, associates and joint ventures in which the Group can control their reversal and where it is likely that they will not be reversed in the foreseeable future.

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

When goods or services are exchanged or swapped for goods or services of a similar nature and value, the exchange is not regarded as a revenue-generating transaction.

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

q)   Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of the Parent Company (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period, excluding the average number of shares of the Parent Company held by the Group, if any.

During the 2013, 2012, and 2011 fiscal years, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

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

As it is practically impossible to achieve a unanimous agreement given Enersis’ highly fragmented share capital, as of the end of each year the amount of the dividend obligation to its shareholders is determined, net of interim dividends approved during the fiscal year, and then accounted for in “Trade and other current payables” and “Accounts payable to related companies,” as appropriate, and charged to Equity.

Interim and final dividends are deducted from Equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the Ordinary Shareholders’ Meeting.

s)   Systems of share-based remunerations

When Group employees take part in remuneration plans tied to the price of Enel stock, and the cost of the plan is borne by this company, the Group records the fair value of the Enel liability as an expense for employee benefits. At the same time, an increase is recorded to equity under Other Reserves for the same amount, representing Enel’s contribution (see Note 9.3).

t)   Share issuance and placement expenses

Share issuance and placement expenses, when these are incremental expenses directly attributable to the transaction, are recognized directly in net equity as a deduction from “Share premiums,” net of any applicable taxes. If the share premium account has a zero balance or if the costs described exceed the balance, they are recognized in “Other reserves.”

u)  Cash flow statement

The cash flow statement reflects changes in cash that took place during the period, determined with the direct method. It uses the following expressions and corresponding meanings:

-	Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

-	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

-	Investment activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.	CAPITAL INCREASE

The Enersis capital increase approved by the Extraordinary Shareholders’ Meeting on December 20, 2012 was completed in the first quarter of 2013; all of the allocated shares were subscribed (see Note 25.1.1).

This capital increase amounted to ChTh$2,845,858,393. Of this, 60.62% of the shares were subscribed by Endesa S.A. and were paid for with its investments in Latin America valued at ThCh$1,724,400,000. The remaining shares were subscribed and paid with non-controlling interests of Enersis via cash payments of ThCh$1,121,458,393, which included a share issuance premium of ChTh1,460,503.

Endesa’s contribution was made by transferring all of its shares in Cono Sur Participaciones, S.L., so that all of that corporation’s assets and liabilities, representing holdings in Chile, Argentina, Brazil, Colombia, and Peru, were incorporated into Enersis.

The following table summarizes the interests contributed by Endesa S.A.:

i)	Contributions in companies that Enersis controlled before the transaction:

Company	Percentage contributed

Empresa Distribuidora S.A.	6.23%
Endesa Brasil S.A.	28.48%
Ampla Energía y Servicos S.A:	7.70%
Ampla Investimentos y Servicos S.A.	7.70%
Compañía Eléctrica San Isidro S.A.	4.38%
Emgesa S.A. E.S.P.	21.60%
Codensa S.A. E.S.P.	26.66%
Inversiones Distrilima S.A.	34.83%

These contributions were recorded using the accounting criteria established in Note 2.6.6, and resulted in a charge of ThCh$947,982,284 to Other miscellaneous reserves in Enersis’ Net equity. This amount is the difference between the economic and accounting values of the stakes transferred by Endesa S.A. on the date of the transaction.

Components of other comprehensive income have also been redistributed as needed, with an additional ThCh$41,885,724 charged to Other miscellaneous reserves and credited to Reserve for exchange differences in translation. This redistribution, based on the prorated stakes contributed by Endesa S.A., has assigned to Enersis’ shareholders their share of Reserve for differences in translation that, prior to the transaction, was assigned to non-controlling interests.

ii)	Contributions in companies that Enersis did not control or in which it did not hold a stake prior to the transaction:

Company	Percentage contributed (directly and indirectly)

Eléctrica Cabo Blanco S.A.C.	100.00%
Endesa Cemsa S.A.	55.00%
Generalima S.A.C.	100.00%
Empresa Eléctrica de Piura S.A.	96.50%
Inversora Dock Sud S.A.	57.14%
Central Dock Sud S.A.	39.99%
Yacylec S.A.	22.22%

These contributions were recorded using the accounting criteria established in Note 2.6.7 and resulted in a ThCh$92,011,899 credit to Other miscellaneous reserves in Enersis’ Net equity. The amount is the difference between the economic and accounting values of the stakes transferred by Endesa S.A. on the date of the transaction.

The following table summarizes the effects of the capital increase on Enersis’ Consolidated Statement of Financial Position on the date of the transaction:

	Cash Contribution	Contribution in previously controlled companies	Contribution in companies not previously controlled or in which no stake was held	Total effects on March 31, 2013
ASSETS	ThCh$	ThCh$	ThCh$	ThCh$
Current assets	1,121,458,393	-	189,506,588	1,310,964,981
Non-current assets	-	-	161,105,667	161,105,667

TOTAL ASSETS	1,121,458,393	-	350,612,254	1,472,070,647

LIABILITIES
Current liabilities	-	-	180,637,894	180,637,894
Non-current liabilities	-	-	54,241,781	54,241,781

TOTAL LIABILITIES	-	-	234,879,675	234,879,675

EQUITY
Capital Increase	1,119,997,890	1,692,613,860	31,786,140	2,844,397,890
Share premiums from Capital Increase (other Reserves)	1,460,503	-	-	1,460,503
Other miscellaneous reserves	-	(989,868,008)	92,011,899	(897,856,109)
Exchange differences in translation		41,885,724		41,885,724

Equity attributable to shareholders of Enersis	1,121,458,393	744,631,576	123,798,039	1,989,888,008

Non-controlling interests	-	(744,631,576)	(8,065,460)	(752,697,036)

TOTAL EQUITY	1,121,458,393	-	115,732,579	1,237,190,972

TOTAL LIABILITIES AND EQUITY	1,121,458,393	-	350,612,254	1,472,070,647

Share issuance and placement costs amounted to ThCh$23,592,387 and, as indicated in Note 3.t), were recorded in Other miscellaneous reserves (see Note 25.5.c.2).

The amount of net income attributable to shareholders of Enersis from participation acquired as a result of the increase in capital included in the consolidated statement of comprehensive income for the year ended December 31, 2013 was ThCh$126,280,714.

5.	SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

There are different regulations in the Latin American countries in which the Group operates. The main characteristics of each business are discussed below.

5.1	Generation:

Chile

In Chile, the electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining—whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law)—as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and, finally, the recently created Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (ChCNE), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy. The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

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

The electricity industry is organized into three business segments: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. As essential services, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the electricity law, which requires free access to networks and regulates rates.

Under the Chilean Electricity Law, companies engaged in generation and transmission on an interconnected electrical grid must coordinate their operations through a centralizing operating agent, the Centro de Despacho Económico de Carga (CDEC), in order to operate the system at minimum cost while maintaining reliable service. For this reason, the CDEC plans and operates the system, including the calculation of the so-called “marginal cost,” which is the price assigned to CDEC-organized energy transfers occurring among power generating companies.

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

A power generating company may have the following types of customers:

(i) Distribution companies that supply power to regulated customers: This distribution is to residential and commercial consumers and small and medium-size businesses with a connected capacity equal to or less than 500 kW located in the concession area of a distribution company. Customers that consume from 500 kW to 2000 kW may choose to be regulated or unregulated clients. Until 2009, the transfer prices between generators and distribution companies for supplying power to regulated customers were capped at a maximum value called the node price, which is regulated by the Ministry of Energy. Node prices are set every six months, in April and October, based on a report prepared by the

CNE that takes into account projections of expected marginal costs in the system over the next 48 months for the SIC and 24 months for the SING. Beginning in 2010, and as the node price contracts begin to expire, the transfer prices between generators and distributors is being replaced by the results of regulated bidding processes, with a price cap set by the authority every six months.

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

Regarding renewable energy, in April of 2008 Law 20,257 was enacted, which encourages the use of Non-Conventional Renewable Energies (NCRE). The principal aspect of this law is that at least 5% of generation companies’ energy sold to its customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from year 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was recently amended by Law 20,698, published in the Official Gazette (Diario Oficial) on October 22, 2013 and dubbed the “20/25 law,” as it establishes that by 2025, 20% of power supplied will be generated by NCRE. It does not change plan from the previous law for supplying power under agreements in effect in July 2013.

On December 31, 2012, the Regulations containing the provisions governing complementary services were published in the Official Gazette. These services are understood to be the technical resources in generation, transmission and distribution, and customer facilities that are not subject to price regulations and that each electrical system must have for the coordination of its operations as stipulated in Article 137 of the General Law on Electrical Services.

On August 7, 2013, the Superintendency of Electricity and Fuels (SEF), in ORD No. 7230, invoking its powers of interpretation and supervision, decreed that distribution companies’ consumption in excess of the supply they have contracted with generating companies that have agreed to supply their power through tenders, must be covered with the surplus power that other distributors have contracted through tenders with other generating companies. For this purpose, distribution companies with surpluses may transfer their excess power to distribution companies with deficits with no need to obtain the consent of the respective generator.

Law 20,701, the Electricity Concession Law, whose purpose is to streamline the process for obtaining power concessions, was published in the Official Gazette on October 14, 2013. This new law simplifies the process for obtaining temporary concessions, shortens processing times, identifies possible observations and opposition to projects, modifies the notification process, establishes summary judicial proceedings, makes it possible to divide concession applications, modifies the procedure for real estate appraisals, and resolves conflicts between different types of concessions.

On January 8, 2014, the Senate, unanimously on its third vote, passed the bill amending the General Electricity Services Law in order to permit interconnection of the central grid (the SIC) with the northern grid (the SING).

Brazil, Colombia, and Peru

Legislation in Brazil, Colombia, and Peru allows participation of private capital in the electricity sector, upholds free competition between companies in electricity generation, and defines criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in free competition.

In regards to the main characteristics of the electricity generation business, it can be said that in general, these are open markets in which private players are free to make their own investment decisions, within government guidelines. The exception is Brazil, a country which, based on the contractual needs of the distribution companies, the Ministry of Energy actively participates in the expansion of the electricity system by, on the one hand, establishing capacity quotas by type of technology and, on the other, promoting separate bids for thermal, hydraulic, or renewable energies or participating directly by organizing public bids for specific projects. In addition, operations in these countries are centrally coordinated, with an independent operator coordinating load dispatch. Except for Colombia, where dispatch is based on prices offered by the players, in the other countries load dispatched is centralized, based on variable production costs in order to ensure the fulfillment of the demand at a minimum cost for the system. From that dispatch, the marginal cost, which defines the price for spot transactions, is determined. In Brazil, the price at which spot market transactions are settled is called the Difference Settlement Price (PLD, its Portuguese acronym), which takes into account the risk aversion curve of the players. As for Peru, its spot price fixing system does do not necessarily reflect system costs since it defines an idealized marginal cost which does not take into account the current restrictions of the gas and electricity transport system, and at the same time defines a ceiling price for the market. This was established in an emergency regulation in 2008 (Emergency Decree 049 of 2008) and is expected to remain in effect until 2015.

In Colombia, Brazil, and Peru, generation players are able to sell energy through contracts in the regulated or unregulated markets, and to trade their surplus/deficit on the spot market. The unregulated market is focused on the segment of large users, although the limits that define this status vary in each market: Brazil: 3,000 kW or 500 kW for renewable fuels; Colombia: 100 kW or 55 MWh per month; and Peru: at least 200 kW.

The principal differences among the markets involve how energy sales are regulated among generators and distributors and how regulated prices are established for the determination of the tariffs charged to end users.

•        In Brazil, there are two markets for contracting energy. In the unregulated market, suppliers and their clients directly negotiate energy purchase conditions. In the regulated market, where distribution companies operate, energy purchases must go through a tender process coordinated by ANEEL, the National Electricity Agency. In this way, the regulated purchase price used in the determination of tariffs to end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy contemplate long-term generation contracts in which new generation projects must cover the growth of demand foreseen by distributors. The open bids for existing energy consider shorter contractual terms and seek to cover the distributors’ contractual needs arising from the expiry of prior contracts. Each bidding process is coordinated centrally. Authorities set maximum prices and, as a result, contracts are signed where all distributors participating in the process buy pro rata from each offering generator.

In order to reduce the final price of electricity tariffs and to re-launch economic activity in Brazil, on September 11, 2012, the government approved Temporary Measure (Medida Provisoria) 579, which establishes the conditions for renewing the electricity industry’s concessions that expire between 2015 and 2017 and reduces the tax burden on electricity tariffs, which will now be covered with government funds. Law 12,783 converting the Temporary Measure and Development Decree 7891 was published in January of 2013. In compliance with the Law and the Decree, on January 25, 2013 the ANEEL approved an extraordinary tariff revision that reduced electricity rates by an average of 20% for regulated clients, due in part to lower energy costs as a result of renewed generation and transmission concessions and in part to a reduction in tariff charges.

•        In Colombia, distributors are free to decide their supply, being able to define the conditions of public bidding processes where they acquire energy for the regulated market, and they are able to buy energy on the spot market. Prices paid by end users reflect an average of the purchase price. Since 2004, the CREG (the Colombian Energy and Gas Regulation Commission) has working on a proposal called the Regulated Organized Market or MOR, its acronym in Spanish, to modify the energy contracting system in the Colombian market. Under the proposal, the existing contracting system will be modified into an electronic contract system. This mechanism will replace the current bidding processes by energy auctions with standardized commercial conditions, where contractual demand will be treated as a single aggregate demand.

•        In Peru, as in Chile, distributors are obligated to enter into contracts for their energy supply, and the legislation was amended so that public bids would be based on distributor requirements. Currently, there are only a few contracts between generators and distributors that are in force at “bar price” (the equivalent of the node price in Chile), which is set on the basis of centralized calculations. However, since 2007 contracts are based on public bids. Authorities approve the terms and conditions for the bidding and set the maximum price for each bid.

All of these countries have some regulations in force promoting the use of renewable energy. However, unlike Chile, they have not established a mandatory quota for incorporating this type of technology. In Brazil, the ANEEL holds auctions by technology type, taking into consideration the expansion plan set by the planning agency in order to reach the goal set for the level of alternative renewable energy capacity. Peru has a 5% maximum goal for the use of NCRE in the country’s energy system, and the regulatory authority, the Energy and Mining Investment Supervisory Agency (OSINERGIM), holds discriminatory auctions to meet this goal. Colombia currently has an indicative goal of 3.5% for the National Energy System in 2015 and 6.5% in 2020, but the plan is currently under review.

Argentina

Argentina has shown signs of intervention in the electricity market since the crisis of 2002. Under the previous regulations, generators sold to distributors at prices obtained from centralized calculations of the average spot market price. The distributers’ purchase price was the average price forecast for the next six months, called the Seasonal Price (Precio Estacional). Any differences between the Seasonal Price (the purchase price) and the actual spot price (the selling price) was charged to the Seasonal Fund (Fondo Estacional) managed by the Electricity Wholesale Market Administration Company (CAMMESA).

However, after the 2002 crisis, the authorities changed the price-setting criteria, bringing the marginal pricing system to an end. First, marginal prices were set as if there were no restrictions on natural gas. In effect, despite the fact that generation is dispatched on the basis of the fuels actually used, Resolution SE 240/2003 establishes that the marginal price is to be calculated taking into consideration all of the generation units as if there were no restrictions in effect on natural gas supplies. In addition, the expense of water is not included in the calculations if its opportunity cost is higher than the cost of generating power with natural gas. Second, it established a spot price ceiling of Ar$120/MWh. However, CAMMESA pays the actual variable costs of the liquid fuel-fired thermal plants through the Temporary Dispatch Cost Overruns program.

In addition, as the dollarized economy was devalued and went back to the peso, payment for capacity fell from US$10 to Ar$10 per MWh. Capacity payments have subsequently risen slightly, to 12 pesos.

Additionally the freezing of prices paid by distributors caused a gap between actual generation costs and the payments made based on demand through the distributors. This resulted in various types of special agreements aimed at recovering costs, in accordance with regulations in force.

It was in this context that the government announced in 2012 its plan to modify the current regulatory framework and to develop in 2013 and 2014 a payment system based on an average cost scheme.

Resolution 95/13 was published in the Official Bulletin (Boletín Oficial) on March 26, 2013, significantly changing the system for generators’ remunerations and other aspects of how the Wholesale Electricity Market, or MEM, operates. This new system applies to previous generation, provided that past and future claims against Resolution SE 406/03 and the Generation Agreement of 2008-2011 are withdrawn.

On May 30 and 31, 2013, the Group’s generating companies (Endesa Costanera and Hidroeléctrica El Chocón) accepted the terms of Resolution SE 95/2013.

This resolution marked the end of marginal pricing as a payment system in the Argentine power generation market and established, instead, payment by type of technology and size of plant. For each case, it recognizes fixed costs (determined on the basis of fulfillment of availability) and variable costs, plus an additional remuneration (the two parts are determined on the basis of the energy generated). Part of the additional remuneration will be placed in a trust for future investments.

In principle, commercial management and fuel dispatch will be in the hands of CAMMESA; Terminal Market agreements cannot be extended or renewed, and large users, once their respective contracts are up, must purchase their supply from CAMMESA. However, the Secretary of Energy, in Note SE 1807/13, gives generators the opportunity to express their intention to continue handling collections for their entire contract portfolio, thus ensuring a certain amount of cash flow and a continuing relationship with the customer.

It is also important to mention that Endesa Costanera has availability contracts signed in 2012 that are still in effect, as well as combined cycle contracts (until 2015) and steam generation contracts (until 2019) that will enable the company to implement plan for investing in the Costanera plant generation units in order to optimize the reliability and availability of that plant. The contracts also include payment of the commitments under the Long-Term Service Agreement (LTSA) for the plant’s combined cycles.

Limits on integration and concentration

In general, all of the countries have legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulators allow the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. In Argentina and Colombia there are specific restrictions if generation or distribution companies want to become majority shareholders in transmission companies.

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Chile, while there are regulations on free competition, there are no specific quantitative limits on vertical or horizontal integration. However, the General Law on Electrical Services provides that companies that operate on or have ownership in the Trunk Transmission Systems cannot engage in, either directly or indirectly, activities that are in any way involved in the business of power generation or distribution. In Peru, integrations are subject to authorization if such integration is 5% vertical and 15% horizontal. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities. In addition, Colombian companies created after 1994 can only engage in activities that complement generation/sales and distribution/sales. Finally, in Brazil, with the changes taking place in the power industry under Law 10,848/2004 and Decree 5,163/2004, the ANEEL gradually perfected regulations, eliminating concentration limits as no longer compatible with the prevailing regulatory environment.

With regard to consolidations and mergers between agents of the same segment, current regulation requires authorization from the local regulator.

5.2	Distribution:

General Aspects

In the five countries where the Group operates, selling prices charged to clients are based on the purchase price paid to generators plus a component associated with the value added in distribution. Regulators set this value periodically through reviews of distribution tariffs. As a result, distribution is essentially a regulated activity.

Chile

In Chile, the Distribution Value Added (VAD) is established every four years. For this, the local regulator, (the CNE) classifies companies by typical areas that group together companies with similar distribution costs. A distribution company’s return on investment depends on the company’s performance compared to model company standards defined by the regulator. In 2012 the study process was initiated for calculating the components of the Distribution Value Added for the 2012-2016 tariff period. On September 3, 2012 Chilectra handed the study in to the CNE; its results count for 1/3 of the value of the new tariffs, and the remaining 2/3 corresponds to the contribution made by the study carried out by the CNE.

On September 28, 2012, the CNE assigned the corresponding weighting to the two studies and published the preliminary basic tariffs, with which a check was made that the aggregate return on investment for the industry was within the range of 10% established by law with a dispersion of ± 4%. On April 2, 2013, the Energy Ministry’s Tariff Decree No. 1T was published in the Official Gazette; it has been in effect retroactively from November 4, 2012 and will remain in force until November 3, 2016. The next tariff-setting process will take place in 2016, and the new tariffs will be in effect from 2016 to 2020.

The Rest of Latin America

Similarly, in Peru, the VAD is calculated every 4 years, also using a model company method based on a typical area. The tariffs for the 2009-2013 period were published in October 2009. The process for setting the VAD tariffs and fixed charges was carried out in 2013. On October 16, 2013, the Supervisory Agency for Investment in Energy and Mining (OSINERGMIN) published Resolution 203/2013 setting Edelnor’s distribution tariffs for November 2013 to October 2017. The resolution increases Edelnor’s Distribution Value Added (VAD) by 1.2%.

In Brazil, there are three types of tariff adjustments: i) Ordinary Tariff Reviews (RTO) which are conducted periodically in accordance with the provisions in the concession contracts (in Coelce every 4 years and in Ampla every 5 years); (ii) Annual Adjustments (IRT) since Brazil, unlike other countries, does not automatically index its tariffs to inflation; and (iii) Extraordinary Reviews (RTE) when important events have occurred that may affect the financial situation of the distributors.

The third round of periodic distribution tariff reviews is currently in effect. The periodic tariff review for Coelce was carried out in 2012 for the years 2011 to 2015; it was applied from April 22, 2012, calculated retroactively to April 2011. Ampla is in the periodic review process for 2014 to 2019 tariffs, which should be completed by March 15, 2014.

In September 2012, the government approved Temporary Measure 579, one purpose of which was to reduce certain electricity tariff taxes and special charges paid by the final user, which will be paid in the future with the state budget. In January 2013, the Temporary Measure became Law 12,783, giving rise to Extraordinary Tariff Reviews that resulted in tariffs dropping an average of 18% throughout the country. This reduction affected Ampla and Coelce from the end of January to April 2013, when the respective annual readjustments went into effect.

The latest yearly adjustments for Ampla and Coelce were carried out by ANEEL in April 2013.

In Colombia, the Comisión de Regulación de Energía y Gas–the CREG–established in 2008 the present methodology for calculating the rate of return applicable to compensation for distribution, set a new value for that rate, and issued a new methodology for establishing the charges for regional transmission and local distribution systems use. In October 2009, the CREG published the distribution charges for Codensa, which will be in effect for at least five years, until the Commission approves new charges. In 2012, the CREG established annual low-voltage loss indexes that will be recognized in Codensa’s tariffs over the next five years.

In May of 2013, the CREG issued, for consultation with industry players, the bases of the methodology to be used to determine remuneration for distribution over the next regulatory period. In general terms, the methodology proposes the definition of competitive rates, efficient costs, improvements in service quality and reliability, and sustainable companies. Among the aspects to be reviewed by the CREG are how the variables were applied to calculate the WACC, the inventories and costs of the Constructive Units, and the current quality system. The final methodology is expected to be published in the last quarter of 2014.

In Argentina, the first review of Edesur’s tariffs scheduled for 2001 was cancelled by the authorities due to the country’s economic and financial crisis, and tariffs were frozen starting with that year. Edesur’s tariff restructuring started in 2007 with the enforcement of the “Acta Acuerdo,” or Agreement Act. The last tariff adjustment made to date went into effect in 2008 (with a positive effect on the added value distribution, or VAD), when rates were adjusted for inflation (applying the cost monitoring mechanism, or MMC, provided for in the Agreement Act).

In November 2012, the ENRE passed Resolution 347 authorizing a fixed charge on invoices which differs for various categories of customers. This charge will finance infrastructure works and corrective maintenance through a trust, and will increase distribution revenues invoiced since November 2012. Additionally, in July 2012, the ENRE appointed an observer in Edesur; the appointment is still in effect, although this does not imply loss of control of the company.

In May 2013, the Office of the Secretary of Energy, under the Ministry of Federal Planning, Public Investment and Services, published Resolution SE No. 250/13 authorizing compensation for Edesur’s debt corresponding to revenues originating from the application of the Program for the Rational Use of Electricity until February 2013, with a credit in its favor from recognition of the MMC for the six-month periods between May 2007 and February 2013. In addition, the Resolution instructed CAMMESA to issue in Edesur’s favor what are termed as Sales Settlements with Unspecified Due Dates for values exceeding the compensation mentioned above, and authorized CAMMESA to receive these settlements as partial payment of Edesur’s debt.

Resolution SE 250/13, complemented and extended to September 2013 under Note SE 6852/2013, had a positive effect on that distributing company’s financial results. However, the Comprehensive Tariff Review (RTI) to adjust Edesur’s revenues to its costs and obligations, as provided for in the Renegotiation Agreement Act, is still pending at this time.

-	Market for unregulated customers

In all of the countries where the Group operates, distributing companies can supply their customers under regulated or freely-agreed conditions. The supply limitations imposed on the unregulated market are as follows:

Country	kW threshold
Argentina	> 30 kW
Brazil	> 3,000 kW or > 500 kW (*)
Chile	> 500 kW (**)
Colombia	> 100 kW or 55 MWh-month
Peru	> 200 kW (***)

(*): In Brazil, the >500 kW limit applies if energy is purchased from renewable sources, for which the government provides incentives through a discount on tolls.

(**): In Chile, clients purchasing 500 to 2,000 kW may choose between the regulated or unregulated markets. Clients using over 2,000 kW are required to be unregulated customers.

(***) In April 2009 in Peru, it was established that clients between 200 and 2,500 kW could choose between the regulated and unregulated markets. Those using over 2,500 kW are required to be unregulated customers.

-	Limits on integration and concentration

In general, current legislation defends free competition and defines criteria to avoid certain levels of economic concentration and/or market practices that would lead to a deterioration of the market.

In principle, the regulators allow the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transport sector mainly because of its nature and the need to guarantee adequate access to all agents. In Argentina, Chile, Peru, and Colombia there is a variety of specific restrictions that must be met if generation or distribution companies want to become majority shareholders in transportation companies.

Regarding concentration in a specific sector, while there are no specific limits that affect the vertical or horizontal integration of a company in Argentina, changes in a company’s shares must be authorized by the ENRE. Chile has regulations ensuring free competition, but there are no specific quantitative limits on vertical or horizontal integration. However, the General Law on Electrical Services provides that companies that operate on or have ownership in the Trunk Transmission Systems cannot engage in, either directly or indirectly, activities that are in any way involved in the business of power generation or distribution. In Peru, integrations are subject to authorization if such integration is 5% vertical and 15% horizontal. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale or generation activities. In addition, Colombian companies created after 1994 can only engage in activities that complement generation/sales and distribution/sales. Finally, in Brazil, with the changes taking place in the power industry under Law 10,848/2004 and Decree 5,163/2004, the ANEEL gradually perfected regulations, eliminating concentration limits as no longer compatible with the prevailing regulatory environment, but leaving vertical separation of activities in place (a distributing company can only provide distribution services).

With regard to consolidations and mergers between agents of the same segment, current regulation requires authorization from the local regulator.

-	Access to the grid and subtransmission systems

In all the countries where the Group operates, the right of access and toll or access price is regulated by the local authority.

In Peru, the toll-setting process was concluded in 2013 that recognizes investments in Secondary and Complementary Transmission Systems for the period May 2013 – April 2017.

In Chile, during 2010, local authorities carried out the tariff process for determining the Annual Value of the Subtransmission Systems for the period 2011 through 2014. The CNE published the final technical report on May 13, 2011. Chilectra presented its discrepancies to the Panel of Experts in June of 2011, and the Panel of Experts issued its ruling on August 8. The CNE incorporated this ruling and drew up a new final technical report. On April 9, 2013, Energy Ministry Decree No. 14 setting subtransmission tariffs was published in the Official Gazette. This decree is in effect retroactively from January 1, 2011 until December 31, 2014. The CDEC is currently performing calculations for the reassessment.

6.	CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2013, December 31, 2012, and January 1, 2012, is as follows:

	Balance at
Cash and Cash Equivalents	12-31-2013	12-31-2012	01-01-2012
	ThCh$	ThCh$	ThCh$

Cash balances	634,742	16,711,222	1,011,166
Bank balances	237,282,963	329,458,672	265,665,749
Time deposits	1,057,505,464	337,995,782	380,497,446
Other fixed-income instruments	310,964,400	131,666,385	540,509,848

Total	1,606,387,569	815,832,061	1,187,684,209

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of investments. Other fixed-income investments are mainly comprised of resale agreements maturing in 90 days or less from the date of investment.

b)	The detail of cash and cash equivalents by currency is as follows:

Currency	12-31-2013	12-31-2012	01-01-2012
	ThCh$	ThCh$	ThCh$
Chilean peso	673,499,514	214,392,882	533,573,465
Argentine peso	22,648,396	13,138,835	27,058,157
Colombian peso	344,234,511	319,900,498	267,476,853
Brazilian real	249,642,972	195,713,685	278,155,164
Peruvian nuevo sol	68,050,020	58,875,208	38,902,348
U.S. dollar	248,312,156	13,810,953	42,518,222
Total	1,606,387,569	815,832,061	1,187,684,209

c)	The following table shows the amounts received from the disposal of subsidiaries:

Disposal of Subsidiaries	12-31-2013	12-31-2012	01-01-2012
	ThCh$	ThCh$	ThCh$
Inflow received for disposals in cash and cash equivalents	-	-	31,486,668
Inflow in cash and cash equivalents in entities disposed of	-	-	(18,824,434)
Assets and liabilities in cash and cash equivalents in entities disposed of	-	-	(21,311,336)
Total consideration received for disposals (*)	-	-	(8,649,102)

(*) See Note 2.4.1.

7.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

Other Financial Assets	Balance at
	Current			Non-current
	12-31-2013	12-31-2012	01-01-2012	12-31-2013	12-31-2012	01-01-2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale financial investments - unquoted equity securities or with limited liquidity	-	-	-	4,129,036	4,147,129	3,998,401
Available-for-sale financial investments - quoted equity securities	-	-	-	29,195	31,468	86,852
Available-for-sale financial investments IFRC 12 (*) (**)	-	-	-	448,107,319	375,227,434	-
Financial assets held to maturity (*)	588,490,652	-	-	34,867,362	27,045,746	20,793,960
Hedging derivatives (*)	25,142,725	51,876	748,078	4,403,506	32,384,466	12,178,355
Financial assets at fair value with change in profit or loss (*)	163,288,698	194,196,327	-	-	-
Non-hedging derivatives (*)	4,107,362	-	47,504	-	-	-
Other assets	-	252,595	143,638	-	181,863	189,202

Total	781,029,437	194,500,798	939,220	491,536,418	439,018,106	37,246,770

(*) See Note 21.1.a.

The amounts included in financial assets held to maturity and financial assets at fair value with change in profit or loss, correspond mainly to time deposits, and other highly liquid investments that are readily convertible to cash and are subject to a low risk of changes in value, but do not fulfill the definition of cash equivalent as defined in Note 3.g.2 (eg, with maturity over 90 days from time of investment).

(**) On September 11, 2012, the Brazilian government issued Temporary Law 579, which became permanent on January 13, 2013 and directly affects companies holding electric power generation, transmission, and distribution concessions, including Ampla and Coelce. Among its provisions, this legislation establishes that the government, as concession grantor, will use the Valor Nuevo de Reemplazo (VNR, New Replacement Value) to make the corresponding indemnity payments to the concessionaires for those assets that have not been amortized at the end of the concession period.

As a result of this new development, the subsidiaries have changed how they value and classify the amounts they expect to recover in compensation when the concession period ends. The previous approach was based on the historic cost of the investments, and the rights to compensation were recorded as an account receivable. Now, however, they are valued on the basis of the VNR, and the compensation rights are classified as financial assets available for sale (see Notes 3.g, 7, and 8). Therefore, at the end of the last fiscal year, a new estimate was made of the amounts Ampla and Coelce expect to receive at the end of the concession period, and ThCh$112,274,835 was entered as an increase to assets and financial income.

8.	TRADE AND OTHER RECEIVABLES

a) The detail of trade and other receivables as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

Trade and Other Receivables, Gross			Balance at
	12-31-2013		12-31-2012		01-01-2012
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Trade and other receivables, gross	1,202,132,149	223,045,673	1,004,632,881	202,900,342	1,133,430,884	444,128,002
Trade receivables, gross	1,002,252,700	181,381,483	883,120,935	163,265,685	1,046,072,687	182,387,693
Other receivables, gross	199,879,449	41,664,190	121,511,946	39,634,657	87,358,197	261,740,309

Trade and Other Receivables, Net			Balance at
	12-31-2013		12-31-2012		01-01-2012
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Trade and other receivables, net	1,045,263,881	223,045,673	846,791,111	202,900,342	950,007,713	443,128,492
Trade receivables, net	855,106,689	181,381,483	737,079,414	163,265,685	863,975,605	181,388,183
Other receivables, net (1)	190,157,192	41,664,190	109,711,697	39,634,657	86,032,108	261,740,309

(1) Includes mainly accounts receivable from personnel for ThCh$34,740,084 (ThCh$29,607,762 and ThCh$20,411,550 as of December 31, 2012 and January 1, 2012, respectively); accounts receivable from losses due to the earthquake and other indemnities to be received for ThCh$0 (ThCh$74,873,533 and ThCh$24,261,059 as of December 31, 2012 and January 1, 2012, respectively); Resolution 250/13 (applicable in Argentina), Cost Monitoring Mechanism (MMC) adjustment for ThCh$138,901,549 in 2013. Accounts receivable from the application of IFRIC 12, “Service Concession Agreements,” which as of December 2011 amounted to ThCh$212,947,609, were classified as available-for-sale financial investments at December 2012 (see Note 7).

There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have clients to which it has sales representing 10% or more of its operating income in the fiscal years ended December 31, 2013 and 2012.

Refer to Note 9.1 for detailed information on amounts, terms, and conditions associated with accounts receivable from related companies.

b) As of December 31, 2013, December 31, 2012, and January 1, 2012, the balance of unimpaired past due trade receivables is as follows:

Trade Receivables Past Due but Not Impaired		Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$
Less than three months	103,911,764	129,206,102	81,387,613
Between three and six months	30,627,469	11,822,289	38,450,793
Between six and twelve months	20,351,006	22,832,886	30,144,689
More than twelve months	182,618,075	123,065,090	114,487,265
Total	337,508,314	286,926,367	264,470,360

c) The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non-current ThCh$
Balance at January 1, 2012	184,422,681
Increases (decreases) for the year (*)	32,680,894
Amounts written off	(28,256,530)
Foreign currency translation differences	(31,005,275)
Balance at December 31, 2012	157,841,770
Increases (decreases) for the year (*)	33,554,637
Amounts written off	(18,827,998)
Foreign currency translation differences	(15,700,141)
Balance at December 31, 2013	156,868,268
(*)See Note 29 for Impairment of financial assets.

Write-offs for bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country. In our distribution business, considering the differences in each country, the process takes at least six months in Argentina and Brazil, 12 months in Colombia and Peru, and 24 months in Chile. Overall, the risk of bad debt, and therefore the risk of writing off our customers, is limited (see Notes 3.e and 20.5).

d) Additional information:

-	Additional statistical information required under Official Bulletin 715 of the SVS, Chile, of February 3, 2012, XBRL Taxonomy: see Appendix 6.

-	Complementary information on Trade Receivables, see Appendix 6.1.

9.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

The controlling shareholder of Enersis is Endesa S.A., a Spanish corporation which, in turn, is controlled by the Italian corporation Enel S.p.A.

9.1  Balances and Transactions with Related Companies

The balances of accounts receivable and payable between the Company and its non-consolidated related companies are as follows:

a)	Receivables from related companies

									Balance at
							Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Foreign	E E Piura (1)	Peru	Common Immediate Parent	Sol	Other services	Less than 90 days	-	34,666	208,118	-	-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	51,722	-	-	-	-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	CP	Other services	Less than 90 days	16,773	43,591	30,857	-	-	-
Foreign	Endesa Latinoamérica S.A	Spain	Related to Immediate Parent	US$	Reimbursement for expenses	Less than 90 days	26,165	26,165	26,165	-	-	-
Foreign	Endesa Latinoamérica S.A	Spain	Related to Immediate Parent	Real	Dividends	Less than 90 days	82,273	-	-	-	-	-
Foreign	Endesa España	Spain	Related to Immediate Parent	US$	Other services	Less than 90 days	-	7,407	4,230	-	-	-
Foreign	Endesa España	Spain	Related to Immediate Parent	CH$	Other services	More than 90 days	4,229	-	-	-	-	-
Foreign	Endesa España	Spain	Related to Immediate Parent	Ar$	Other services	More than 90 days	9,056	-	-	-	-	-
96,524,140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	66,697	22,457	107	-	-	-
96,880,800-1	Empresa Electrica Puyehue S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	11,949	95,399	7	-	-	-
Foreign	Generalima S.A. (1)	Peru	Common Immediate Parent	CH$	Other services	Less than 90 days	-	23,890	311,013	-	-	-
Foreign	Generalima S.A. (1)	Peru	Common Immediate Parent	Sol	Other services	Less than 90 days	-	-	578	-	-	-
Foreign	EOSC	Spain	Common Immediate Parent	CP	Other services	Less than 90 days	104,391	71,721	-	-	-	-
Foreign	SACME	Argentina	Associate	Ar$	Other services	Less than 90 days	600,854	764,937	630,091	-	-	-
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Ar$	Energy sales	Less than 90 days	-	3,284,701	-	-	-	-
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Ar$	Tolls	Less than 90 days	-	20,286,684	23,839,664	-	-	-
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Ar$	Other	Less than 90 days	-	5,788,317	16,724	-	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	799,470	-	-	-	-	-
96,806,130-5	Electrogas S.A.	Chile	Associate	CH$	Dividends	Less than 90 days	1,375,492	-	-	-	-	-
76,788,080-4	GNL Quintero S.A.	Chile	Associate	CH$	Energy sales	Less than 90 days	366,882	771,985	8,926,072	-	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	CH$	Advance natural gas purchases	Less than 90 days	11,382,879	-	-	-	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	US$	Other services	Less than 90 days	1,717,013	546,833	591,541	-	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	CH$	Loans	Less than 90 days	445,022	379,802	379,862	-	-	-
76,014,570-K	Inversiones Gas Atacama Holding Ltda. (2)	Chile	Joint Venture	US$	Energy sales	Less than 90 days	-	98,150	98,118	-	-	-
76,014,570-K	Inversiones Gas Atacama Holding Ltda. (2)	Chile	Joint Venture	US$	Other services	Less than 90 days	544,015	213	-	-	-	-
76,014,570-K	Inversiones Gas Atacama Holding Ltda. (2)	Chile	Joint Venture	US$	Loans	Less than 90 days	14,839,233	13,336,206	20,201,586	-	-	-
77,017,930-0	Transmisora Eléctrica de Quillota Ltda. (2)	Chile	Joint Venture	CH$	Other services	Less than 90 days	-	181,855	177,501	-	-	-
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A. (2)	Chile	Joint Venture	CH$	Other services	Less than 90 days	-	292,518	270,458	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A. (2)	Colombia	Joint Venture	CP	Energy sales	Less than 90 days	1,184,715	358,491	5,574,593	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A. (2)	Colombia	Joint Venture	CP	Other services	Less than 90 days	87,817	273,938	307,638	-	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Commodity derivatives (*)	Less than 90 days	129,780	784,741	-	-	-	-
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	25,908	36,340	-	-	-	-
Foreign	Central Dock Sud (1)	Argentina	Common Immediate Parent	CH$	Other services	Less than 90 days	-	17,256	-	-	-	-
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	CH$	Other services	Less than 90 days	147,239	42,019	317,563	-	-	-

		Total					34,019,574	47,570,282	61,912,486	-	-	-
(*)  See Note 21.3.

(1) See Note 2.4.1 and 25.1.1. (2) See Note 2.2.a).

b)	Accounts payable to related companies

							Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Foreign	E E Piura (1)	Peru	Common Immediate Parent	Sol	Other services	Less than 90 days	-	162,847	995,885	-	-	-
Foreign	Endesa Latinoamérica S.A.	Spain	Related to Immediate Parent	Ar$	Dividends	Less than 90 days	87,398	105,569	130,841	-	-	-
Foreign	Endesa Latinoamérica S.A.	Spain	Related to Immediate Parent	CH$	Dividends	Less than 90 days	79,654,628	69,349,995	69,240,261	-	-	-
Foreign	Endesa Latinoamérica S.A.	Spain	Related to Immediate Parent	CP	Dividends	Less than 90 days	-	17,925,206	27,306,717	-	-	-
Foreign	Endesa Latinoamérica S.A. (3)	Spain	Related to Immediate Parent	US$	Loans	Less than 90 days	-	-	1,207,252	-	-	-
Foreign	Endesa Latinoamérica S.A. (4)	Spain	Related to Immediate Parent	US$	Loans	More than 90 days	53,724,599	-	-	-	-	-
96,524,140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	684,882	216,029	182,599	-	-	-
96,880,800-1	Empresa Electrica Puyehue S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	-	-	-	-	-	-
96,880,800-1	Empresa Electrica Puyehue S.A.	Chile	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	2,865	15,896	60,659	-	-	-
Foreign	SACME	Argentina	Associate	Ar$	Other services	Less than 90 days	126,059	109,529	152,402	-	-	-
96,806,130-5	Electrogas S.A.	Chile	Associate	CH$	Other services	Less than 90 days	200,821	54,607	538,373	-	-	-
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Ar$	Fuel purchases	Less than 90 days	-	7,234,142	19,615,744	-	-	-
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Real	Energy transportation	Less than 90 days	-	20,595,952	21,546,571	-	-	-
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Ar$	Other services	Less than 90 days	-	-	3,081	-	-	-
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	CH$	Other services	Less than 90 days	-	752	68,039	-	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	CH$	Natural gas purchases	Less than 90 days	13,864,085	25,884,955	8,517,317	-	-	-
Foreign	Carboex S.A.	Spain	Common Immediate Parent	CH$	Coal purchases	Less than 90 days	-	-	5,586,847	-	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Fuel purchases	Less than 90 days	4,947,081	4,556,927	-	-	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Commodity derivatives (*)	Less than 90 days	-	32,200	-	-	-	-
Foreign	Central Termica Manuel Belgrano	Argentina	Associate	Ar$	Mercantile current account	Less than 90 days	-	-	846	-	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	CP	Other services	Less than 90 days	-	34,487	124,977	-	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	240,708	373,944	1,613,683	-	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	-	-	13,589	-	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	Real	Other services	Less than 90 days	388,848	37,551	44,705	-	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	Sol	Other services	Less than 90 days	185,424	48,086	-	-	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	Ar$	Other services	Less than 90 days	39,108	7,402	-	-	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	US$	Other services	Less than 90 days	414,435	-	-	-	-	-
Foreign	Enel Distribuzione	Italy	Ultimate controlling party	CH$	Other services	Less than 90 days	65,500	-	4,782	-	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	80,928	80,928	-	-	-	-
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	2,680,995	-	-	-	-	-
76,014,570-K	Inversiones Gas Atacama Holding Ltda. (2)	Chile	Joint Venture	US$	Natural gas purchases	Less than 90 days	4,846,992	1,629,774	1,866,685	-	-	-
76,014,570-K	Inversiones Gas Atacama Holding Ltda. (2)	Chile	Joint Venture	US$	Energy purchases	Less than 90 days	-	371,650	-	-	-	-
76,014,570-K	Inversiones Gas Atacama Holding Ltda. (2)	Chile	Joint Venture	US$	Other services	Less than 90 days	-	90,625	-	-	-	-
77,017,930-0	Transmisora Eléctrica de Quillota Ltda. (2)	Chile	Joint Venture	CH$	Toll	Less than 90 days	-	66,037	-	-	-	-
77,017,930-0	Transmisora Eléctrica de Quillota Ltda. (2)	Chile	Joint Venture	CH$	Other services	Less than 90 days	221,663	158,713	202,613	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A. (2)	Colombia	Joint Venture	CP	Energy purchases	Less than 90 days	1,093,053	1,114,927	1,111,748	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A. (2)	Colombia	Joint Venture	CP	Other services	Less than 90 days	-	370	-	-	-	-
Foreign	Central Dock Sud (1)	Argentina	Common Immediate Parent	CH$	Other services	Less than 90 days	-	407	-	-	-	-
Foreign	Endesa España	Spain	Related to Immediate Parent	CH$	Other services	Less than 90 days	98	-	-	-	-	-
Foreign	Endesa España	Spain	Related to Immediate Parent	CH$	Dividends	Less than 90 days	40,106,179	-	-	-	-	-
76,126,507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	400,585	-	-	-	-	-
0-E	Parque Eolico Cristal	Brazil	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	355,336	-	-	-	-	-
Foreign	Enel Green Power Mexico	Mexico	Common Immediate Parent	CH$	Other services	Less than 90 days	-	-	222,468	-	-	-

		Total					204,412,270	150,259,507	160,358,684	-	-	-

(*) See Note 21.3.

(1)	See Note 2.4.1 and 25.1.1.
(2)	See Note 2.2.a).
(3)

The balance payable to Endesa Latinoamérica S.A. relates to a loan granted to Companhia Interconexao Energética S.A. (“CIEN”) to purchase machinery and equipment necessary to complete the construction of its second transmission line. The loan was denominated in US dollars, bore an annual interest rate of Libor + 2.73% and matured in May 2012 (paid in full).

(4)

The balance payable to Endesa Latinoamérica S.A. relates to financing provided to Central Dock Sud S.A. for the construction of the plant and to refinance liabilities. The loan is denominated in US dollars, bears an annual interest rate of Libor + 2.82% and matures in March 2014.

c)	Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

Taxpayer ID No. (RUT)	Company	Country	Relationship	Description of Transaction	12-31-2013 Total ThCh$	12-31-2012 Total ThCh$	12-31-2011 Total ThCh$

Foreign	E E Piura (1)	Peru	Common Immediate Parent	Other operating income	-	233,512	210,546
Foreign	E E Piura (1)	Peru	Common Immediate Parent	Energy purchases	-	(5,725,765)	(13,352,506)
Foreign	E E Piura (1)	Peru	Common Immediate Parent	Other services rendered	-	47,905	57,534
Foreign	E E Piura (1)	Peru	Common Immediate Parent	Energy sales	-	267,642	97,878
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Natural gas sales	21,397,171	-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Other operating income	99,654	50,410	48,844
Foreign	Endesa Latinoamérica S.A	Spain	Parent	Interest on financial debt	(1,654,945)	(15,119)	118,904
Foreign	Endesa Latinoamérica S.A	Spain	Parent	Other fixed operating expenses	(314,422)	-	(4,490)
Foreign	Endesa Servicios	Spain	Common Immediate Parent	Other services rendered	-	-	23,148
Foreign	Endesa Servicios	Spain	Common Immediate Parent	Other fixed operating expenses	-	-	(1,165)
Foreign	Endesa Servicios	Spain	Common Immediate Parent	Other operating income	-	-	75,041
Foreign	Endesa Generación	Spain	Common Immediate Parent	Fuel consumption	(47,540,061)	(41,522,504)	-
Foreign	Endesa Trading	Spain	Common Immediate Parent	Fuel consumption	-	(705,859)	-
Foreign	Generalima S.A. (1)	Peru	Common Immediate Parent	Other services rendered	-	23,890	598,940
76,418,940-k	GNL Chile S.A.	Chile	Associate	Natural gas consumption	(60,095,868)	(168,238,842)	(132,888,115)
76,418,940-k	GNL Chile S.A.	Chile	Associate	Natural gas transportation	(34,796,720)	(34,209,731)	(28,679,684)
76,418,940-k	GNL Chile S.A.	Chile	Associate	Other services rendered	769,402	220,493	39,006
76,418,940-k	GNL Chile S.A.	Chile	Associate	Other financial income	40,124	21,995	-
76,788,080-4	GNL Quintero S.A.	Chile	Associate	Energy sales	2,808,698	638,187	6,824,604
76,788,080-4	GNL Quintero S.A.	Chile	Associate	Other services rendered	835,543	661,296	-
96,976,600-0	Gestión Social S.A. (*)	Chile	Related to Director	Other services rendered	-	49,133	75,693
78,488,290-k	Tironi y Asociados S.A. (*)	Chile	Related to Director	Other services rendered	-	2,475	33,703
Foreign	SACME	Argentina	Associate	Outsourced services	(1,317,402)	(1,166,157)	(945,433)
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy purchases	(109,699)	(789,477)	(3,813,927)
96,880,800-2	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy sales	227,765	133,735	131,038
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy purchases	(6,118,816)	(1,988,042)	(2,277,414)
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy sales	356,056	99,120	43,114
Foreign	Enel Distribuzione	Italy	Ultimate controlling party	Other fixed operating expenses	-	(97,053)	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	Other fixed operating expenses	(2,010,628)	(649,266)	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	Other operating income	-	16,222	1,389,272
96,806,130-5	Electrogas S.A.	Chile	Associate	Natural gas tolls	(2,734,877)	(2,175,039)	(2,914,936)
96,806,130-5	Electrogas S.A.	Chile	Associate	Fuel consumption	(428,555)	(697,653)	-
Foreign	Carboex S.A.	Spain	Common Immediate Parent	Fuel consumption	-	(5,042,960)	(39,042,866)
Foreign	Central Termica Manuel Belgrano	Argentina	Associate	Other financial income	-	-	286,516
Foreign	Central Termica San Martin	Argentina	Associate	Other financial income	-	-	211,530
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Energy purchases	-	(3,474,994)	-
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Electricity tolls	-	(6,577)	-
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Other services rendered	-	3,474,747	-
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Other fixed operating expenses	-	(801,990)	-
Foreign	Endesa Operaciones y Servicios	Spain	Common Immediate Parent	Other operating income	134,775	77,019	-
Foreign	ENEL Green Power Mexico	Mexico	Common Immediate Parent	Other services rendered	-	-	19,216
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Other services rendered	236,173	481,177	419,356
Foreign	Endesa Distribución Eléctrica	Spain	Common Immediate Parent	Other fixed operating expenses	-	(6,133)	-
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	Other services rendered	32,569	30,536	-
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	Other fixed operating expenses	(1,196,294)	-	-
Foreign	Empresa de Energía de Cundinamarca S.A. (2)	Colombia	Joint Venture	Energy sales	9,146,049	8,171,445	8,534,042
Foreign	Empresa de Energía de Cundinamarca S.A. (2)	Colombia	Joint Venture	Other operating income	186,496	103,029	241,179
Foreign	Empresa de Energía de Cundinamarca S.A. (2)	Colombia	Joint Venture	Other services rendered	2,624,191	2,566,080	2,524,131
Foreign	Empresa de Energía de Cundinamarca S.A. (2)	Colombia	Joint Venture	Other financial income	868,710	524,140	280,187
Foreign	Empresa de Energía de Cundinamarca S.A. (2)	Colombia	Joint Venture	Electricity tolls	(1,367,029)	(842,947)	(653,099)
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A. (2)	Chile	Joint Venture	Other financial income	46,444	-	73,518
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A. (2)	Chile	Joint Venture	Other services rendered	10,281	-	1,346,719
76,014,570-K	Inversiones Gas Atacama Holding Ltda. (2)	Chile	Joint Venture	Energy purchases	(9,295,172)	(6,589,964)	-
76,014,570-K	Inversiones Gas Atacama Holding Ltda. (2)	Chile	Joint Venture	Natural gas transportation	(20,937,075)	(20,131,152)	(19,332,811)
76,014,570-K	Inversiones Gas Atacama Holding Ltda. (2)	Chile	Joint Venture	Energy sales	95,845	64,914	4,216,934
76,014,570-K	Inversiones Gas Atacama Holding Ltda. (2)	Chile	Joint Venture	Other financial income	489,864	765,504	2,577,375
76,014,570-K	Inversiones Gas Atacama Holding Ltda. (2)	Chile	Joint Venture	Other fixed operating expenses	(219,671)	(417,892)	(255,407)
77,017,930-0	Transmisora Eléctrica de Quillota Ltda. (2)	Chile	Joint Venture	Electricity tolls	(1,243,417)	(1,219,958)	(1,292,602)
77,017,930-0	Transmisora Eléctrica de Quillota Ltda. (2)	Chile	Joint Venture	Other financial income	-	-	46,163
77,017,930-0	Transmisora Eléctrica de Quillota Ltda. (2)	Chile	Joint Venture	Other services rendered	-	-	199,133
76,583,350-7	Konecta Chile S.A.	Chile	Associate	Other services rendered	-	-	29,788
76,126,507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	Energy purchases	(1,148,277)	-	-

				Total	(152,123,118)	(277,790,468)	(214,681,403)

(1) See Note 2.4.1 and 25.1.1. (2) See Note 2.2.a). (*) Company related to our former Director Eugenio Tironi Barrios.

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

9.2  Board of Directors and Key Management Personnel

Enersis is managed by Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of December 31, 2013 was elected at the Ordinary Shareholders Meeting held on April 22, 2010. The Chairman, Vice Chairman, and Secretary were designated at the Board meeting held on the same date.

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

-	101 UF as a fixed monthly fee, and

-	66 UF as per diem for each Board meeting attended.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above. As stated in the by-laws, the remuneration for the Chairman of the Board will be twice that of a Director, and the compensation of the Vice Chairman will be 50% higher than that of a Director.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ending December 31, 2013.

If any Director of Enersis S.A. is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or holds the position of director or advisor in other Chilean or foreign companies or legal entities in which Enersis S.A. has a direct or indirect ownership interest, that Director can be compensated for his/her participation in only one of those Boards or Management Committees.

The Executive Officers of Enersis S.A. and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of director in any of the Chilean or foreign subsidiaries or associates of Enersis S.A. Nevertheless, the executives may receive such compensation or per diem, provided there is prior express authorization, as a payment in advance of the variable portion of their remuneration received from the respective companies through which they are employed.

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

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ending December 31, 2013.

The following tables show details of the compensation paid to the members of the Board of Directors as of December 31, 2013, 2012, and 2011:

Taxpayer ID No. (RUT)	Name	Position	12-31-2013
			Period in Position ThCh$	Enersis Board ThCh$	Board of Subsidiaries ThCh$	Directors’ Committee ThCh$
5,710,967-K	Pablo Yrarrázaval Valdés	Chairman	January - December 2013	110,323	-	-
Foreign	Borja Prado Eulate (1)	Vice Chairman	April - December 2013	52,523	-	-
48,070,966-7	Rafael Miranda Robredo	Director	January - December 2013	18,639	-	-
5,719,922-9	Leonidas Vial Echeverría	Director	January - December 2013	50,598	-	15,859
6,429,250-1	Rafael Fernández Morandé	Director	January - December 2013	55,162	-	16,691
4,132,185-7	Hernán Somerville Senn	Director	January - December 2013	53,638	-	16,276
5,715,860-3	Eugenio Tironi Barrios (1)	Director	January - April 2013	20,146	-	-
Foreign	Andrea Brentan (2)	Director	January - December 2013	-	-	-
Foreign	Luigi Ferraris (1) (2)	Director	April - December 2013	-	-	-

	TOTAL			361,029	-	48,826

Taxpayer ID No. (RUT)	Name	Position	12-31-2012
			Period in Position ThCh$	Enersis Board ThCh$	Board of Subsidiaries ThCh$	Directors’ Committee ThCh$
5,710,967-K	Pablo Yrarrázaval Valdés	Chairman	January - December 2012	120,654	-	-
48,070,966-7	Rafael Miranda Robredo	Director	January - December 2012	60,327	-	-
5,719,922-9	Leonidas Vial Echeverría	Director	January - December 2012	60,734	-	18,479
6,429,250-1	Rafael Fernández Morandé	Director	January - December 2012	61,141	-	18,886
4,132,185-7	Hernán Somerville Senn	Director	January - December 2012	61,141	-	18,886
5,715,860-3	Eugenio Tironi Barrios	Director	January - December 2012	60,327	-	-

	TOTAL			424,324	-	56,251

Taxpayer ID No. (RUT)	Name	Position	12-31-2011
			Period in Position	Enersis Board	Board of Subsidiaries	Directors’ Committee
5,710,967-K	Pablo Yrarrázaval Valdés	Chairman	January - December 2011	80,062	-	-
48,070,966-7	Rafael Miranda Robredo	Vice Chairman	January - December 2011	39,256	-	-
5,719,922-9	Leonidas Vial Echeverría	Director	January - December 2011	40,031	-	13,018
6,429,250-1	Rafael Fernández Morandé	Director	January - December 2011	40,031	-	13,410
4,132,185-7	Hernán Somerville Senn	Director	January - December 2011	40,031	-	13,410
5,715,860-3	Eugenio Tironi Barrios	Director	January - December 2011	40,031	-	-

	TOTAL			279,442	-	39,838

(1) Mr. Luigi Ferraris became Director on April 16, 2013, replacing Eugenio Tironi. On the same date, Mr. Borja Prado Eulate became Vice Chairman.

(2) Mr. Andrea Bentran and Mr. Luigi Ferraris waived the fees and allowances due to them as Company Directors.

c)	Guarantees established by the Company in favor of the Directors

No guarantees have been given to the Directors.

9.3  Compensation for Key Management Personnel

a)	Compensation received by key management personnel

Key Management Personnel
Taxpayer ID No. (RUT)	Name	Position
22,298,662-1	Ignacio Antoñanzas Alvear	Chief Executive Officer
23,535,550-7	Massimo Tambosco	Deputy Chief Executive Officer
7,984,912-K	Eduardo Escaffi Johnson (1)	Administration, Finance, and Control Officer
Foreign	Marco Fadda (3)	Planning and Control Officer
Foreign	Alain Rosolino (2)	Internal Audit Officer
Foreign	Jaime Sanchez Cano (5)	Global Services Officer
11,470,853-4	Juan Pablo Larraín Medina (4)	Communications Officer
23,014,537-7	Carlos Niño Forero	Human Resources and Organization Officer
7,706,387-0	Eduardo López Miller	Procurement Officer
6,973,465-0	Domingo Valdés Prieto	General Counsel

(1) Mr. Eduardo Escaffi Johnson took over as Financial Officer on September 1, 2012, replacing Mr. Alfredo Ergas S., who resigned on August 27, 2012.

(2) On December 12, 2012, Ms. Alba Marina Urrea G. voluntarily resigned from Enersis; Mr. Alain Rosolino was designated as her replacement on the same date

(3) On April 1, 2013, Mr. Marco Fadda took over as Planning and Control Officer, replacing Mr. Ramiro Alfonsin Balza, who was named Deputy Chief Executive Officer of our subsidiary Empresa Nacional de Electricidad S.A. on the same date.

(4) Mr. Juan Pablo Larraín voluntarily resigned from Enersis, leaving the company on September 30, 2013.

(5) Mr. Jaime Sánchez Cano took over as Global Services Officer on August 30, 2013.

Compensation received by key management personnel is the following:

		Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Cash compensation	2,522,068	2,615,660	2,660,608
Short-term benefits for employees	514,139	996,474	846,340
Other long-term benefits	612,627	724,297	151,636

Total	3,648,834	4,336,431	3,658,584

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

9.4  Compensation Plans Linked to Share Price

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

The plan establishes an operational objective, subject to a condition precedent (a “hurdle target”), as follows:

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

The following table summarizes the plan’s evolution:

Number of Restricted Share Units
Restricted units granted December 31, 2008	2,700
Restricted units expired in 2009	-
Restricted units pending at December 31, 2009	2,700
Restricted units expired in 2010	-
Restricted units exercised in 2010	-
Restricted units pending at December 31, 2010	2,700
Restricted units pending at January 1, 2011 (with a reevaluation of 120%)	3,240
Restricted units exercised in the first half of 2011 (*)	3,240
Restricted units pending at December 31, 2011	-

(*) The fiscal year value of the restricted share units was €13,683 (2011).

Using the accounting criterion described in Note 3.s, Enersis simultaneously recognized a personnel expense and an equity increase for €1,614 (2011). This amount corresponds to the accrued value during the period in which key personnel involved in this plan provided services to Enersis.

10.	INVENTORIES

The detail of inventories as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

Classes of Inventories	Balance at
	12-31-13	12-31-12	1-1-12
	ThCh$	ThCh$	ThCh$

Goods	5,499,819	5,010,620	2,575,623
Supplies for production	34,121,697	41,288,494	35,893,349
Other inventories (*)	38,161,239	30,263,971	31,865,869

Total	77,782,755	76,563,085	70,334,841

Detail of other inventories
(*) Other inventories	38,161,239	30,263,971	31,865,869
Supplies for projects and spare parts	32,217,502	20,962,944	19,933,881
Electrical materials	5,943,737	9,301,027	11,931,988

There are no inventories pledged as security for liabilities.

For the period ended December 31, 2013, the figure for raw materials and consumables recognized as expenses were ThCh$386,116,195 (ThCh$763,791,553 and ThCh$711,534,021 as of December 31, 2012 and 2011, respectively). See Note 27.

As of December 31, 2013, December 31, 2012, and January 1, 2012, no inventories have been written down.

11.	TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

Tax Receivables	Balance at
	12-31-2013	12-31-2012	01-01-2012
	ThCh$	ThCh$	ThCh$

Monthly provisional tax payments	65,483,322	57,875,497	84,423,571
VAT tax credit	77,938,877	74,704,027	35,861,059
Tax credit for absorbed profits	31,697,734	60,335,643	8,067,408
Tax credit for training expenses	302,998	235,498	7,040
Tax credits from dividends received abroad	28,896,906	-	-
Other	5,814,936	12,404,217	10,006,540

Total	210,134,773	205,554,882	138,365,618

The detail of current tax payables as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

Tax Payables	Balance at
	12-31-2013	12-31-2012	01-01-2012
	ThCh$	ThCh$	ThCh$

Income tax	160,787,063	79,678,148	109,264,172
VAT tax charge	27,157,113	22,152,002	44,610,139
Other	67,204,209	67,715,388	78,371,862

Total	255,148,385	169,545,538	232,246,173

12.	NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE

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

On December 20, 2010, the Board of Directors of Enersis accepted the offers received to purchase its entire interests in CAM and Synapsis. The CAM offer was presented by Graña y Montero S.A.A., a Peruvian company that offered US$20 million, an amount which, after a price adjustment and contractual compensations, was reduced to US$14.2 million. As for Synapsis, Riverwood Capital L.P., a company domiciled in the United States of America, presented a US$52 million offer to purchase Synapsis, which was paid upon the closing of the sales transaction. The sale of CAM was closed on February 24, 2011, and the Synapsis sale was finalized on March 1, 2011.

As described in Note 3 j), non-current assets and disposal groups held for sale have been recorded at the lower of book value or fair value less selling costs. The impact of this treatment was to record an additional impairment on CAM’s net assets as of December 31, 2010 in the amount of ThCh$14,881,960, which accumulates to a total impairment of ThCh$36,797,809 related to CAM as of December 31, 2010 (ThCh$21,915,849 as of December 31, 2009), which was calculated based on the sales price received.

13. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

13.1  Investments Accounted for Using the Equity Method

a.	The following tables present the changes in shareholders’ equity of the Group’s equity method investments during the 2013 and the 2012 fiscal years:

Taxpayer ID No. (RUT)	Changes in Investments in Associates	Relationship	Country	Functional Currency	Ownership Interest	Balance at 1/1/2013 ThCh$	Additions	Acquisitions through Business Combinations under Common Control	Share of Profit (Loss) ThCh$	Dividends Declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Balance at 12/31/2013 ThCh$	Negative Equity Provision ThCh$	Balance at 12/31/2013

96,806,130-5	Electrogas S.A.	Associate	Chile	U.S. dollar	42.50%	9,030,441	-	-	4,186,294	(5,080,897)	769,156	777,330	9,682,324	-	9,682,324
76,788,080-4	GNL Quintero S.A.	Associate	Chile	U.S. dollar	20.00%	-	-	-	4,914,871	(3,088,495)	36,052	7,922,262	9,784,690	(4,987,182)	4,797,508
76,418,940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	376,835	-	-	137,691	-	45,089	-	559,615	-	559,615
Foreign	Endesa Cemsa S.A. (1)	Associate	Argentina	Argentine peso	45.00%	2,743,725	-	-	-	-	-	(2,743,725)	-	-	-
Foreign	Yacylec S.A. (1)	Associate	Argentina	Argentine peso	22.22%	-	-	693,039	4,725	(91,560)	(56,157)	-	550,047		550,047
Foreign	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	25,683	-	-	42,232	-	(46,274)	-	21,641	-	21,641
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A. (2)	Joint Venture	Chile	Chilean peso	51.00%	66,894,760	5,084,698	-	(2,294,594)	-	-	-	69,684,864	-	69,684,864
77,017,930-0	Transmisora Eléctrica de Quillota Ltda. (2)	Joint Venture	Chile	Chilean peso	50.00%	5,710,960	-	-	362,937	-	-	-	6,073,897	-	6,073,897
76,014,570-K	Inversiones Gas Atacama Holding Ltda. (2)(3)	Joint Venture	Chile	U.S. dollar	50.00%	96,207,755	-	-	17,002,146	-	10,418,067	-	123,627,968	-	123,627,968
Foreign	Distribuidora Eléctrica de Cundinamarca S.A. (2)	Joint Venture	Colombia	Colombian peso	49.00%	33,527,186	-	-	932,917	(1,178,909)	134,191	(332,369)	33,083,016	-	33,083,016

					Total	214,517,345	5,084,698	693,039	25,289,219	(9,439,861)	11,300,124	5,623,498	253,068,062	(4,987,182)	248,080,880

Taxpayer ID No. (RUT)	Changes in Investments in Associates	Relationship	Country	Functional Currency	Ownership Interest	Balance at 1/1/2012 ThCh$	Additions	Acquisitions through Business Combinations under Common Control	Share of Profit (Loss) ThCh$	Dividends Declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Balance at 12/31/2012 ThCh$	Negative Equity Provision ThCh$	Balance at 12/31/2012

96,806,130-5	Electrogas S.A.	Associate	Chile	U.S. dollar	42.50%	9,733,400	-	-	4,283,023	(4,186,063)	(761,847)	(38,072)	9,030,441	-	9,030,441
96,889,570-2	Inversiones Electrogas S.A.	Associate	Chile	Chilean peso	42.50%	-	-	-	-	-	-	-	-	-	-
76,788,080-4	GNL Quintero S.A.	Associate	Chile	U.S. dollar	20.00%	-	-	-	5,198,419	(2,738,825)	644,605	782,465	3,886,664	(3,886,664)	-
76,418,940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	-	-	-	388,865	-	(5,373)	(6,657)	376,835	-	376,835
Foreign	Endesa Cemsa S.A.	Associate	Argentina	Argentine peso	45.00%	3,428,480	-	-	(24,718)	-	(660,005)	(32)	2,743,725	-	2,743,725
Foreign	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	31,382	-	-	313	-	(6,012)	-	25,683	-	25,683
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A. (2)	Joint Venture	Chile	Chilean peso	51.00%	60,050,165	7,140,000	-	(581,423)	-	-	286,018	66,894,760	-	66,894,760
77,017,930-0	Transmisora Eléctrica de Quillota Ltda. (2)	Joint Venture	Chile	Chilean peso	50.00%	5,366,245	-	-	344,715	-	-	-	5,710,960	-	5,710,960
76,014,570-K	Inversiones Gas Atacama Holding Ltda. (2)(3)	Joint Venture	Chile	U.S. dollar	50.00%	84,810,956	-	-	18,304,801	-	(6,908,002)	-	96,207,755	-	96,207,755
Foreign	Distribuidora Eléctrica de Cundinamarca S.A. (2)	Joint Venture	Colombia	Colombian peso	49.00%	31,365,089	-	-	2,467,941	-	419,106	(724,950)	33,527,186	-	33,527,186

					Total	194,785,717	7,140,000		30,381,936	(6,924,888)	(7,277,528)	298,772	218,404,009	(3,886,664)	214,517,345

(1)	On March 31, 2013, Yacilec S.A. became an associated company and Endesa Cemsa S.A. ceased to be treated as an associate. As of that date, the latter began to be consolidated using the global integration method (see Note 2.4.1, Note 25.1.1, and Appendix 3). As of December 31, 2012, no changes in ownership interest in our investment associates had occurred.

(2)	See Note 2.2.a).

(3)	Among the assets of Gas Atacama, a company in which the Group holds a 50% interest, is a combined cycle power generation plant in the north of Chile. Since it has been impossible to import natural gas from neighboring countries, Gas Atacama has been forced to generate electricity using other fuels, whose cost has increased sharply since the last few months of 2007 due to higher oil prices. Consequently, the company filed lawsuits in order to get early termination of the agreement it has with the distributing company Emel. On January 25, 2008, the arbitration ruling denied early termination of the agreement. This situation significantly decreased the recoverable value of that plant, and a loss provision for impairment for US$110 million was recognized as of December 31, 2007.

b.	Additional financial information on investments in associated companies and joint ventures

- Investments with significant influence

The following tables show financial information as of December 31, 2013, December 31, 2012, and January 1, 2012 from the Financial Statements of the investments in associates where the Group has significant influence:

Investments with Significant Influence	December 31, 2013
	% Ownership Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (Loss) ThCh$
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A	33.33%	82,737,334	79,263	78,005,985	3,131,599	538,715,428	(538,302,314)	413,114
GNL Quintero S.A	20.00%	88,131,062	566,951,431	34,063,764	597,031,096	100,431,648	(75,857,214)	24,574,434
Electrogas S.A.	42.50%	4,624,089	39,891,362	9,624,463	12,109,047	17,591,544	(7,741,439)	9,850,105
Yacylec S.A.	22.22%	1,886,165	942,725	353,430	-	1,069,690	(1,048,425)	21,265

Investments with Significant Influence	December 31, 2012
	% Ownership Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (Loss) ThCh$
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Cemsa S.A.	45.00%	46,897,389	873,409	41,673,631	-	3,255,026	(3,309,953)	(54,927)
GNL Chile S.A	33.33%	82,659,263	117,782	78,867,051	2,779,376	863,830,524	(862,663,812)	1,166,712
GNL Quintero S.A	20.00%	72,284,363	541,694,388	27,968,039	610,947,052	101,634,665	(75,642,607)	25,992,058
Electrogas S.A.	42.50%	2,488,996	38,787,769	7,935,168	12,093,501	18,509,416	(8,431,715)	10,077,701

Investments with Significant Influence	January 1, 2012
	% Ownership Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (Loss) ThCh$
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Cemsa S.A.	45.00%	49,705,466	820,787	42,907,410	-	3,423,785	(2,868,957)	554,828
GNL Chile S.A	33.33%	89,649,829	420,708	87,166,091	2,924,702	850,177,561	(848,810,789)	1,366,772
GNL Quintero S.A	20.00%	112,362,755	600,607,534	76,192,955	681,146,225	95,676,650	(75,397,751)	20,278,899
Electrogas S.A.	42.50%	2,688,608	44,772,738	9,510,888	15,048,487	17,218,630	(7,430,408)	9,788,222

Appendix 3 to these consolidated financial statements provides information on the main activities of our associated companies and the ownership interest the Group holds in them.

None of our associates have published price quotations.

- Joint ventures

The following tables present information from the financial statements as of December 31, 2013, December 31, 2012, and January 1, 2012 on the main joint ventures:

	December 31, 2013
	% Ownership Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (Loss) ThCh$
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	9,596,488	131,270,190	4,049,634	180,059	-	(4,499,204)	(4,499,204)
Transmisora Eléctrica de Quillota Ltda.	50.00%	3,950,498	10,237,702	670,215	1,370,193	2,394,408	(1,668,535)	725,873
Gas Atacama S.A.	50.00%	176,292,080	295,704,711	63,483,879	44,840,436	176,517,866	(142,513,575)	34,004,291
Distribuidora Eléctrica de Cundinamarca S.A.	48.99%	15,945,571	141,431,674	40,895,186	38,118,486	74,900,665	(72,581,745)	2,318,920

	December 31, 2012
	% Ownership Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (Loss) ThCh$
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	10,081,574	127,061,491	5,728,373	248,465	-	(1,140,074)	(1,140,074)
Transmisora Eléctrica de Quillota Ltda.	50.00%	3,273,653	9,921,635	503,949	1,269,420	2,265,866	(1,576,437)	689,429
Gas Atacama S.A.	50.00%	109,901,311	280,273,935	48,808,533	42,927,589	119,376,455	(82,726,987)	36,649,468
Distribuidora Eléctrica de Cundinamarca S.A.	48.99%	23,580,752	125,545,296	32,159,600	37,495,043	78,544,480	(72,427,700)	6,116,780

	January 1, 2012
	% Ownership Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (Loss) ThCh$
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	10,250,367	115,878,802	7,348,428	1,035,256	-	(4,664,851)	(4,664,851)
Transmisora Eléctrica de Quillota Ltda.	50.00%	1,463,786	10,533,846	298,164	966,978	2,310,668	(1,632,824)	677,844
Gas Atacama S.A.	50.00%	93,103,848	314,752,350	77,452,973	45,808,413	260,889,567	(225,125,891)	35,763,676
Distribuidora Eléctrica de Cundinamarca S.A.	48.99%	19,548,243	111,718,071	21,888,384	35,217,903	67,811,590	(61,337,438)	6,474,152

See Appendix 3.

14.	INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2013, December 31, 2012, and January 1, 2012 are detailed as follows:

Intangible Assets, Net	12-31-2013	12-31-2012	01-01-2012
	ThCh$	ThCh$	ThCh$

Intangible Assets, Net	1,173,560,361	1,202,002,511	1,466,680,979
Easements and water rights	42,779,382	44,569,633	33,622,818
Concessions, Net (1) (*)	1,060,466,808	1,093,803,169	1,369,031,940
Development costs	26,530,426	10,089,646	10,225,095
Patents, registered trademarks, and other rights	2,205,245	2,329,715	2,236,850
Computer software	38,718,081	48,350,377	48,306,229
Other identifiable intangible assets	2,860,419	2,859,971	3,258,047

Intangible Assets, Gross	12-31-2013	12-31-2012	01-01-2012
	ThCh$	ThCh$	ThCh$

Intangible Assets, Gross	2,272,683,994	2,223,804,143	2,360,908,325
Easements and water rights	51,797,051	52,590,938	40,228,629
Concessions	2,041,368,148	1,970,550,917	2,145,097,304
Development costs	36,248,290	19,265,571	17,640,985
Patents, registered trademarks, and other rights	11,253,851	10,146,623	9,110,394
Computer software	120,167,472	159,033,635	138,876,308
Other identifiable intangible assets	11,849,182	12,216,459	9,954,705

Intangible Assets, Net	12-31-2013	12-31-2012	01-01-2012
	ThCh$	ThCh$	ThCh$

Accumulated Amortization and Impairment, Total	(1,099,123,633)	(1,021,801,632)	(894,227,346)
Easements and Water Rights	(9,017,669)	(8,021,305)	(6,605,811)
Concessions	(980,901,340)	(876,747,748)	(776,065,364)
Development costs	(9,717,864)	(9,175,925)	(7,415,890)
Patents, registered trademarks, and other rights	(9,048,606)	(7,816,908)	(6,873,544)
Computer software	(81,449,391)	(110,683,258)	(90,570,079)
Other identifiable intangible assets	(8,988,763)	(9,356,488)	(6,696,658)

(*) See Note 3d.1).

(1) The detail of concessions is the following:

Concession Holder	Country	Term of Concession	Period to Expiration	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Concesionaria Túnel el Melon S.A. (Infraestructura Vial)	Chile	23 years	2,5 years	6,951,508	10,049,562	12,152,979
Ampla Energia e Servicios S.A. (Distribución)	Brazil	30 years	13 years	598,037,526	625,413,669	733,283,981
Compañía Energetica do Ceara S.A. (Distribución)	Brazil	30 years	14 years	455,477,774	458,339,938	623,594,980

			TOTAL	1,060,466,808	1,093,803,169	1,369,031,940

During the 2012 fiscal year, the Brazilian regulatory agency changed the period in which it pays incentives for investments made in assets in electricity distribution concessions, which has resulted in a ThCh$108,639,110 decrease in the value of intangible assets recorded for the concession. This decrease has been offset by a similar increase in available-for-sale financial investments, as this change gives rise to a higher amount that can be recovered as payment for investments made where amortization is pending at the end of the concession period. See Note 7.

The reconciliation of the carrying amounts of intangible assets during the 2013 and 2012 fiscal years is as follows:

As of December 31, 2013

Changes in Intangible Assets	Development Costs, Net	Easements and Water Rights, Net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software, Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 1/1/2013	10,089,646	44,569,633	1,093,803,169	2,329,715	48,350,377	2,859,971	1,202,002,511
Changes in identifiable intangible assets
Additions	13,964,468	211,269	159,283,676	623,956	12,025,939	-	186,109,308
Acquisitions through business combinations under common control (1)	2,810,507				64,688	-	2,875,195
Disposals	(173,662)	-	-	-	(2,862)	-	(176,524)
Amortization (2)	(494,721)	(951,480)	(86,911,378)	(1,171,895)	(6,693,551)	(9,364)	(96,232,389)
Impairment losses recognized in profit or loss (3)			(28,662,952)				(28,662,952)
Foreign currency translation differences	450,410	43,038	(52,488,944)	5,318	(1,100,511)	10,119	(53,080,570)
Other increases (decreases)	(116,222)	(1,093,078)	(24,556,763)	418,151	(13,925,999)	(307)	(39,274,218)
Total changes in identifiable intangible assets	16,440,780	(1,790,251)	(33,336,361)	(124,470)	(9,632,296)	448	(28,442,150)

Closing balance in identifiable intangible assets at 12/31/2013	26,530,426	42,779,382	1,060,466,808	2,205,245	38,718,081	2,860,419	1,173,560,361
(1) See Note 2.4.1 and 25.1.1. (2) (3) See Note 29. As of December 31, 2012
Changes in Intangible Assets	Development Costs, Net	Easements and Water Rights, Net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software, Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 1/1/2012	10,225,095	33,622,818	1,369,031,940	2,236,850	48,306,229	3,258,047	1,466,680,979
Changes in identifiable tangible assets
Additions	3,972,388	1,049,888	149,026,486	526,775	23,080,976	25,162	177,681,675
Disposals	(1,104,668)	-	(1,303,906)	-	(12,842)	(1)	(2,421,417)
Amortization	(1,951,718)	(675,305)	(87,051,738)	(1,147,314)	(10,973,446)	(438,016)	(102,237,537)
Foreign currency translation differences	128,707	346,227	(213,403,284)	15,511	(4,011,403)	40,557	(216,883,685)
Other increases (decreases)	(1,180,158)	10,226,005	(122,496,329)	697,893	(8,039,137)	(25,778)	(120,817,504)
Total changes in identifiable intangible assets	(135,449)	10,946,815	(275,228,771)	92,865	44,148	(398,076)	(264,678,468)

Closing balance in identifiable intangible assets at 12/31/2012	10,089,646	44,569,633	1,093,803,169	2,329,715	48,350,377	2,859,971	1,202,002,511
According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets recorded as of December 31, 2013 (see Note 3.e).

As of December 31, 2013, December 31, 2012, and January 1, 2012, the Company does not have significant intangible assets with an indefinite useful life.

15.	GOODWILL

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes as of December 31, 2013, December 31, 2012, and January 1, 2012:

Company	Opening Balance 1/1/2012 ThCh$	Transfers from Mergers ThCh$	Foreign Currency Translation ThCh$	Closing Balance 12/31/2012 ThCh$	Transfers from Mergers ThCh$	Foreign Currency Translation ThCh$	Closing Balance 12/31/2013 ThCh$
Empresa Distribuidora Sur S.A. (1)	-	-	-	-	-	-	-
Ampla Energia e Serviços S.A.	236,523,304	-	(37,853,331)	198,669,973	-	(9,497,678)	189,172,295
Investluz S.A. (6)	120,160,024	-	(19,230,482)	100,929,542	(96,104,474)	(4,825,068)	-
Empresa Eléctrica de Colina Ltda.	2,240,478	-	-	2,240,478	-	-	2,240,478
Compañía Distribuidora y Comercializadora de energía S.A.	11,589,629	-	153,012	11,742,641	-	43,890	11,786,531
Empresa Eléctrica Pangue S.A. (3)	3,139,337	(3,139,337)	-	-	-	-	-
Endesa Costanera S.A. (2)	-	-	-	-	-	-	-
Hidroeléctrica el Chocón S.A.	12,822,660	-	(2,476,733)	10,345,927	-	(1,780,725)	8,565,202
Compañía Eléctrica San Isidro S.A. (3)	1,516,768	3,139,337	-	4,656,105	(4,656,105)	-	-
Endesa Eco S.A. (4) (5)	-	-	-	-	4,656,105	-	4,656,105
Empresa de Distribución Eléctrica de Lima Norte S.A.A	44,511,309	-	(1,184,185)	43,327,124	-	58,667	43,385,791
Cachoeira Dourada S.A.	86,727,286	-	(13,879,886)	72,847,400	-	(3,482,565)	69,364,835
Edegel S.A.A	83,779,595	-	(2,228,883)	81,550,712	-	110,423	81,661,135
Emgesa S.A. E.S.P.	5,126,658	-	67,684	5,194,342	-	19,415	5,213,757
Chilectra S.A.	128,374,362	-	-	128,374,362	-	-	128,374,362
Empresa Nacional de Electricidad S.A	731,782,459	-	-	731,782,459	-	-	731,782,459
Inversiones Distrilima S.A.	13,239	-	(352)	12,887	-	17	12,904
Endesa Brasil S.A. (6)	-	-	-	-	880,679	-	880,679
Compañía Energética Do Ceará S.A. (6)	-	-	-	-	95,223,795	-	95,223,795

Total	1,468,307,108	-	(76,633,156)	1,391,673,952	-	(19,353,624)	1,372,320,328

(1) See Note 16.d) viii).

(2) See Note 35.5.

(3) Empresa Eléctrica Pangue S.A. was merged with Compañía Eléctrica San Isidro S.A. on May 1, 2012; it is the latter company that legally continues to exist.

(4) Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A. on September 1, 2013; it is the latter company that legally continues to exist.

(5) Endesa Eco S.A. was merged with Compañía Eléctrica Tarapacá S.A. on November 1, 2013; it is the latter company that legally continues to exist.

(6) Investuz S.A. and Ampla Investimentos E Serviços S.A. were merged with Endesa Brasil S.A. on November 21, 2013; it is the latter company that legally continues to exist.

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying value as of December 31, 2013 (see Note 3.e).

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

4.- Compañía Distribuidora y Comercializadora de Energía S.A. (Codensa S.A.)

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

On May 2, 2012, Empresa Eléctrica Pangue S.A. merged with Compañía Eléctrica San Isidro S.A.; it is the latter company that legally continues to exist.

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

8.- Empresa de Distribución Eléctrica de Lima Norte S.A.A.

On October 15, 2009 in a transaction on the Lima Stock Exchange, Enersis S.A. purchased an additional 24% interest in Empresa de Distribución Eléctrica de Lima Norte S.A.A. (Edelnor).

9.- Cachoeira Dourada S.A.

On September 5, 1997, our subsidiary Endesa Chile acquired 79% of the company Cachoeira Dourada S.A. in the state of Goias in a public bidding process held by the Brazilian government.

10.- Edegel S.A.A.

On October 9, 2009, in a transaction on the Lima Stock Exchange in Peru, our subsidiary Endesa Chile acquired an additional 29.3974% interest in Edegel S.A.

11.- Emgesa S.A. E.S.P.

On October 23, 1997, our subsidiary Endesa Chile, together with Endesa S.A., bought 48.5% of Emgesa S.A.E.S.P. in Colombia. The purchase was made in an international public bidding process held by the Colombian government.

12.- Chilectra S.A.

In November 2000, Enersis S.A. purchased an additional 25.4% interest in the subsidiary Chilectra S.A. through a purchasing power of attorney in a public bidding process, reaching a 99.99% stake in the company.

13.- Empresa Nacional de Electricidad S.A.

On May 11, 1999, Enersis S.A. acquired an additional 35% in Endesa Chile in a public bidding process on the Santiago Stock Exchange and by buying shares in the U.S. (30% and 5%, respectively), reaching a 60% interest in the generation company.

16.	PROPERTY, PLANT, AND EQUIPMENT

Property, plant and equipment as of December 31, 2013, December 31, 2012, and January 1, 2012:

Classes of Property, Plant, and Equipment, Net	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Property, Plant, and Equipment, Net	7,433,798,725	7,049,923,571	7,045,908,847
Construction in progress	1,218,316,396	800,258,044	1,012,101,395
Land	99,869,574	100,075,276	100,324,671
Buildings	92,820,775	94,150,678	102,452,869
Plant and equipment	5,927,156,747	5,958,313,141	5,734,659,073
Fixtures and fittings	72,898,921	73,606,717	70,751,900
Other	22,736,312	23,519,715	25,618,939

Classes of Property, Plant, and Equipment, Gross	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Property, Plant, and Equipment, Gross	13,082,066,080	12,496,153,840	12,414,246,788
Construction in progress	1,218,316,396	800,258,044	1,012,101,395
Land	99,869,574	100,075,276	100,324,671
Buildings	170,612,273	169,912,377	180,117,671
Plant and equipment	11,350,782,091	11,194,092,949	10,886,610,920
Fixtures and fittings	211,988,702	201,400,253	202,811,841
Other	30,497,044	30,414,941	32,280,290

Classes of Accumulated Depreciation and Impairment in Property, Plant, and Equipment	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Total accumulated depreciation and impairment in property, plant, and equipment	(5,648,267,355)	(5,446,230,269)	(5,368,337,941)
Buildings	(77,791,498)	(75,761,699)	(77,664,802)
Plant and equipment	(5,423,625,344)	(5,235,779,808)	(5,151,951,847)
Fixtures and fittings	(139,089,781)	(127,793,536)	(132,059,941)
Other	(7,760,732)	(6,895,226)	(6,661,351)

The detail of, and changes in, property, plant, and equipment during the 2013 and the 2012 fiscal years are as follows:

Changes in 2013		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant, and Equipment, Net	Property, Plant, and Equipment, Net
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2013		800,258,044	100,075,276	94,150,678	5,958,313,141	73,606,717	23,519,715	7,049,923,571
Changes	Additions	693,084,284	150,828	996,596	311,373	8,533,951	-	703,077,032
	Acquisitions through business combinations under common control (1)	53,274,335	814,674	298,215	58,015,823	1,771,530	-	114,174,577
	Disposals	(1,136,402)	(1,395,944)	321,584	(4,172,658)	(667,319)	-	(7,050,739)
	Depreciation expense (2)	-	-	(4,706,723)	(320,189,659)	(13,464,577)	(879,911)	(339,240,870)
	Impairment losses recognized in profit or loss (3)	(272,181)	-	-	(12,388,154)	-	-	(12,660,335)
	Foreign currency translation differences	(19,482,775)	38,929	(2,619,529)	(57,214,048)	(1,960,839)	(151,477)	(81,389,739)
	Other increases (decreases)	(307,408,909)	185,811	4,379,954	304,480,929	5,079,458	247,985	6,965,228
	Total changes	418,058,352	(205,702)	(1,329,903)	(31,156,394)	(707,796)	(783,403)	383,875,154
Closing balance at December 31, 2013		1,218,316,396	99,869,574	92,820,775	5,927,156,747	72,898,921	22,736,312	7,433,798,725

Changes in 2012		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant, and Equipment, Net	Property, Plant, and Equipment, Net
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2012		1,012,101,395	100,324,671	102,452,869	5,734,659,073	70,751,900	25,618,939	7,045,908,847
Changes	Additions	485,985,638	59,394	365,995	17,948,017	7,914,072	-	512,273,116
	Disposals	(7,978)	(299,511)	48,956	(1,976,072)	(170,099)	-	(2,404,704)
	Depreciation expense	-	-	(5,008,299)	(311,412,246)	(14,931,269)	(894,383)	(332,246,197)
	Impairment loss recognized in profit or loss	-	-	-	(12,578,098)	-	-	(12,578,098)
	Foreign currency translation differences	(23,506,303)	(453,958)	(5,672,621)	(128,134,949)	(4,738,077)	(292,536)	(162,798,444)
	Other increases (decreases)	(674,314,708)	444,680	1,963,778	659,807,416	14,780,190	(912,305)	1,769,051
	Total changes	(211,843,351)	(249,395)	(8,302,191)	223,654,068	2,854,817	(2,099,224)	4,014,724
Closing balance at December 31, 2012		800,258,044	100,075,276	94,150,678	5,958,313,141	73,606,717	23,519,715	7,049,923,571

        (1) See Note 2.4.1 and 25.1.1.

        (2) (3) See Note 29.

Major additions to property, plant and equipment are investments in operating plants and new projects by ThCh$353,533,733 in 2013 (ThCh$ 281,703,466 in 2012). In the generation business highlights the progress in the construction of the Central Hydraulics El Quimbo in Colombia (400 MW), involving additions in 2013 by ThCh$ 150,262,546 (ThCh$ 174,261,499 in 2012), while in the distribution business major investments are network extensions and investments to optimize their operation, in order to improve the efficiency and quality of service level, by ThCh$ 274,964,283 in 2013 (ThCh$ 220,411,619 in 2012).

a)	Main investments

Material investments in the electricity generation business include developments in the program to create new capacity.

In Colombia, the Central Hidráulica El Quimbo, a hydroelectric dam with 400W of installed capacity and an average annual generation of some 2,216 GWh, is currently under construction.

b)	Finance leases

As of December 31, 2013, December 31, 2012, and January 1, 2012, property, plant, and equipment includes ThCh$115,416,339, ThCh$126,760,139, and ThCh$137,092,811, respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2013			12-31-2012			01-01-2012
	Gross ThCh$	Interest ThCh$	Present Value ThCh$	Gross ThCh$	Interest ThCh$	Present Value ThCh$	Gross ThCh$	Interest ThCh$	Present Value ThCh$
Less than one year	15,915,072	1,868,169	14,046,903	12,154,120	1,929,701	10,224,419	15,954,189	2,145,937	13,808,252
From one to five years	58,429,290	5,874,399	52,554,891	40,346,759	3,945,765	36,400,994	39,105,238	5,827,660	33,277,578
More than five years	38,025,761	3,295,944	34,729,817	13,016,926	2,211,594	10,805,331	27,619,488	2,457,926	25,161,562
Total	112,370,123	11,038,512	101,331,611	65,517,805	8,087,060	57,430,744	82,678,915	10,431,523	72,247,392

Leasing assets primarily relate to:

1. Endesa Chile S.A.: a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Endesa Chile and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

2. Edegel S.A.: lease agreements to finance the project of converting the Ventanilla thermoelectric plant to a combined cycle plant. The agreements were signed between Edegel S.A.A. and the financial institutions BBVA - Banco Continental, Banco de Crédito del Perú, Citibank del Peru, and Banco Internacional del Peru - Interbank. These agreements have an average term of 8 years and bear interest at an annual rate of Libor + 2.5% as of December 31, 2013, December 31, 2012, and January 1, 2012.

The company also has an agreement with Scotiabank, which financed the construction of a new open cycle plant at the Santa Rosa Plant. This agreement has a term of 9 years and bears interest an annual rate of Libor + 1.75%.

c)	Operating leases

The consolidated statements of income at December 31, 2013, 2012, and 2011 include ThCh$18,878,285, ThCh$18,483,171, and ThCh$16,502,843, respectively, corresponding to accrual during these periods of operating lease contracts for material assets in operation.

As of December 31, 2013, December 31, 2012, and January 1, 2012, the total future lease payments under those contracts are as follows:

	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$
Less than one year	10,447,299	18,932,624	7,690,811
From one to five years	41,971,517	34,901,830	21,347,042
More than five years	65,678,252	69,870,162	41,634,563
Total	118,097,068	123,704,616	70,672,416

d)	Other information

i)

As of December 31, 2013, December 31, 2012, and January 1, 2012, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$350,969,175, ThCh$229,011,250, and ThCh$179,872,981, respectively.

ii)

As of December 31, 2013, December 31, 2012, and January 1, 2012, the Group had property, plant and equipment pledged as security for liabilities in the amount of ThCh$176,514,115, ThCh$175,143,405, and ThCh$328,844,715, respectively (see Note 35).

iii)

The Company and its foreign subsidiaries have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a US$500 million limit in the case of generating companies and a US$50 million limit for distribution companies, including business interruption coverage. The premiums associated with these policies are presented proportionally for each company under the line item “Other non-financial current assets”.

iv)

The situation of certain assets of our subsidiary Endesa Chile has changed, primarily works and infrastructure for facilities built to support power generation in the SIC grid in 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new projects that will be starting up soon. This has resulted in a new supply configuration for the coming years, in which it is expected that these facilities will not need to be used. Therefore, in the 2009 fiscal year, the company recorded an impairment provision of ThCh$43,999,600 for these assets.

v)

As a result of the February 27, 2010 earthquake in Chile, some of our plant and equipment were partially or totally impaired. The impact on our total assets, however, is minor as the only facilities that suffered some damage in infrastructure were the Bocamina I and Bocamina II plants, as well as a few other assets from our distribution business.

Due to these impairments, we have written down ThCh$369,643 in assets. Additionally, the Group had to incur expenditures related to repair and capital improvements totaling ThCh$9,733,426, primarily at the Bocamina I plant. All of the disbursements incurred were covered by insurance.

It is worth noting that the Group has the necessary insurance coverage for these types of exceptional claims, which provide coverage for material damage as well as business interruption (see Note 26).

vi)

On October 16, 2012, Endesa Chile began the collection process on all of the bank performance bonds guaranteeing compliance with the works and correct, timely execution of these works as specified in the agreement “Bocamina Thermal Plant Expansion Project”, contract ACP-003.06. This is a turnkey project for a 350 MW coal-fired thermal generation plant (“the contract”) signed on July 25, 2007 between Empresa Nacional de Electricidad S.A. (“the owner”) and the consortium consisting of (i) the Chilean company Ingeniería y Construcción Tecnimont Chile y Compañía Limitada; (ii) the Italian company Tecnimont SpA; (iii) the Brazilian company Tecnimont do Brasil Construcao e Administracao de Projetos Ltda; (iv) the Slovakian company Slovenske Energeticke Strojarne a.s. (“SES”); and (v) the Chilean company Ingeniería y Construcción SES Chile Limitada; (all referred to collectively as “the Contractor” or “the Consortium”).

These performance bonds total US$74,795,164.44 and UF796,594.29 (approximately US$38,200,000). The amount actually collected on the bonds as of December 31, 2012 was US$93,996,585.73, with a pending balance to be collected of US$18,940,294.84.

Collection made on these bank performance bonds reduced the cost overruns incurred by the company due to breach of contract; they were capitalized into the Project.

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

vii)

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

Finally, on April 5, 2011, the Diario Oficial (The Official Gazette) published Portarías Ministeriales (Ministerial Decrees) 210/2011 and 211/2011 that equipped Companhia de Interconexao Energética, S.A. (CIEN) with a regulated interconnection line involving payment of a regulated toll. The Receita Anual Permitida (RAP), or income permitted annually, corresponded to 248 million Brazilian reals, to be adjusted according to the Broad National Consumer Price Index (IPCA) every year in June and with the rate to be reviewed every four years. The Line 1 concession lasts until June 2020 and the Line 2 concession until July 2022, with compensation provisions for non-amortized investments. This successfully concludes the change in CIEN’s business model that we had previously reported (see Note 3e).

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

At the close of the 2011 fiscal year, Enersis recorded an impairment loss of ThCh$106,449,843 for the Property, Plant and Equipment of Empresa Distribuidora Sur S.A. (see Note 3.e), as well as an additional loss of ThCh$8,931,451 for the complete impairment of the purchase goodwill that was assigned to its Argentine subsidiary (see Note 15).

In May 2013 Resolution 250/13 was published recognizing the expenses not transferred to power tariffs from 2007 to February 2013 in the application of the Cost Monitoring Mechanisms (MMC). In addition, in November 2013, Note 6852/13 from the Argentine Energy Secretariat, in line with Resolution 250/13, allowed Edesur to recognize expenses not transferred to power tariffs from March 2013 to September 2013. This has enabled Edesur to recognize ThCh$250,533,319 under “Other operating income.”

ix)

At the end of the 2012 fiscal year, our subsidiary Compañía Eléctrica Tarapacá S.A. recorded an impairment loss for ThCh$12,578,098 to adjust the book value of its Properties, plants, and equipment to their recoverable value (see Note 3.e).

17. INVESTMENT PROPERTY

The detail of, and changes in, investment property during the 2013 and 2012 fiscal years is as follows:

Investment Properties	ThCh$

Opening balance at January 1, 2012	38,055,889
Additions	7,936,694
Disposals	(1,646,504)
Depreciation expense	(69,374)
Impairment losses reversed, recognized in profit or loss (*)	2,646,265
Balance at December 31, 2012	46,922,970
Additions	2,487,919
Disposals	(4,474,762)
Depreciation expense	(59,078)
Closing balance investment properties at December 31, 2013	44,877,049

The fair value of the Group’s investment properties as of December 31, 2012, determined on the basis of valuations carried out internally, was ThCh$47,410,152. As of December 31, 2013, the market value of these properties is M$45,821,677.

The selling price of investment properties disposed of in the 2013 and 2012 fiscal years were ThCh$16,510,931 and ThCh$9,594,069, respectively.

The amounts recognized in profit or loss during the 2013 and 2012 fiscal years as direct operating expenses arising from investment properties were not significant.

The Group has insurance policies to cover operational risks of its investment properties, as well as to cover legal claims against the Group that could potentially arise from exercising its business activity. The Group’s management considers that the insurance policy coverage is sufficient against the risks involved.

18. DEFERRED TAX

a.        The origin and changes in deferred tax assets and liabilities at December 31, 2013, December 31, 2012, and January 1, 2012 are as follows:

Deferred Tax Assets		Deferred Tax Assets Relating to							Deferred Tax Assets
		Depreciation	Amortization	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Losses	Other
Opening balance at January 1, 2013		75,826,789	10,700,455	98,105,401	46,865,082	47,115,495	8,635,197	34,307,797	321,556,216
Changes	Increase (decrease) in profit or loss	(4,189,296)	(850,759)	4,955,202	(1,494,579)	(3,355,784)	(16,669,753)	6,745,508	(14,859,461)
	Increase (decrease) in comprehensive income	(418,615)	-	-	(6,028,387)	511,656	5,010,578	-	(924,768)
	Acquisitions through business combinations	-	-	-	-	-	11,634,643	381,719	12,016,362
	Foreign currency translation	(553,272)	(190,829)	(3,206,774)	(804,512)	(9,658)	630,288	(2,369,230)	(6,503,987)
	Other increase (decrease)	(1,334,578)	(9,658,867)	(27,657,431)	(37,815,662)	(602,193)	(7,530,665)	(16,547,199)	(101,146,595)
Closing balance at December 31, 2013		69,331,028	-	72,196,398	721,942	43,659,516	1,710,288	22,518,595	210,137,767

Deferred Tax Assets		Deferred Tax Assets Relating to							Deferred Tax Assets
		Depreciation	Amortization	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Losses	Other
Opening balance at January 1, 2012		85,899,933	12,326,434	116,303,761	38,774,551	37,813,186	18,343,781	57,574,862	367,036,508
Changes	Increase (decrease) in profit or loss	(234,846)	(923,104)	(9,067,982)	(971,325)	13,273,701	570,080	24,133,354	26,779,878
	Increase (decrease) in comprehensive income	-	-	-	1,107,351	(1,913,761)	-	158,459	(647,951)
	Foreign currency translation	576,313	(702,875)	(16,787,113)	(5,532,742)	(94,336)	-	(8,688,517)	(31,229,270)
	Other increase (decrease)	(10,414,611)	-	7,656,735	13,487,247	(1,963,295)	(10,278,664)	(38,870,361)	(40,382,949)
Closing balance at December 31, 2012		75,826,789	10,700,455	98,105,401	46,865,082	47,115,495	8,635,197	34,307,797	321,556,216

Deferred Tax Liabilities		Deferred Tax Liabilities Relating to							Deferred Tax Liabilities
		Depreciation	Amortization	Provisions	Foreign Currency Contracts	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other
Opening balance at January 1, 2013		371,424,034	41,745,931	-	-	17,080	6,425,224	81,515,428	501,127,697
Changes	Increase (decrease) in profit or loss	(19,041,347)	(1,760,684)	6,696,045	-	71,264	937,186	4,084,369	(9,013,167)
	Increase (decrease) in comprehensive income	(476)	-	-	-	(2,744,987)	553,068	(61,684)	(2,254,079)
	Acquisitions through business combinations	8,534,296	-	-	-	-	-	-	8,534,296
	Foreign currency translation	(43,599)	(1,410,853)	(1,219,749)	-	-	(10,209)	(1,901,703)	(4,586,113)
	Other increase (decrease)	(3,467,998)	(17,404,697)	(5,456,076)	-	2,677,461	(2,112,544)	(72,557,890)	(98,321,744)
Closing balance at December 31, 2013		357,404,910	21,169,697	20,220	-	20,818	5,792,725	11,078,520	395,486,890
									-
Deferred Tax Liabilities		Deferred Tax Liabilities Relating to							Deferred Tax Liabilities
		Depreciation	Amortization	Provisions	Foreign Currency Contracts	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other
Opening balance at January 1, 2012		397,272,250	48,236,269	4,431,328	107,097	5,074,020	880,379	26,258,919	482,260,262
Changes	Increase (decrease) in profit or loss	29,393,002	(2,284,313)	(633,757)	-	10,222	1,352,762	51,604,441	79,442,357
	Increase (decrease) in comprehensive income	-	-	-	-	-	3,284,076	(153,866)	3,130,210
	Foreign currency translation	(5,988,880)	(4,206,025)	-	-	-	13,811	(12,263,943)	(22,445,037)
	Other increase (decrease)	(49,252,338)	-	(3,797,571)	(107,097)	(5,067,162)	894,196	16,069,877	(41,260,095)
Closing balance at December 31, 2012		371,424,034	41,745,931	-	-	17,080	6,425,224	81,515,428	501,127,697

Recovery of deferred tax assets will depend on whether sufficient tax profits are obtained in the future. The Company believes that the future profit projections for its numerous subsidiaries will allow these assets to be recovered.

b.     As of December 31, 2013, the Group has not recognized deferred tax assets related to tax losses totaling ThCh$25,233,492 (ThCh$66,185,825 and ThCh$39,313,993 as of December 31, 2012 and January 1, 2012, respectively). See Note 3.o.

The Enersis Group has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$2,204,237,044 as of December 31, 2013 (ThCh$2,279,916,304 and ThCh$2,204,409,498 at December 31, 2012 and January 1, 2012, respectively).

The Group companies are potentially subject to income tax audits by the tax authorities of each country in which the Group operates. Such tax audits are limited to a number of annual tax periods and once these have expired audits of these periods can no longer be performed.

Tax audits by nature are often complex and can require several years to complete. The following table presents a summary of tax years potentially subject to examination:

Country	Period
Chile	2008-2013
Argentina	2008-2013
Brazil	2008-2013
Colombia	2011-2013
Peru	2009-2013

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, Enersis Management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the Group companies’ future results.

The effects of deferred tax on the components of other comprehensive income are as follows:

Effects of Deferred Tax on the Components of Other Comprehensive Income	December 31, 2013			December 31, 2012
	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$

Available-for-sale financial assets	(2,273)	455	(1,818)	515	(569)	(54)
Cash flow hedge	(76,088,977)	12,332,516	(63,756,461)	66,059,410	(25,726,629)	40,332,781
Amount of other comprehensive income from associates and joint ventures accounted for using the equity method	8,367,223	-	8,367,223	737,736	-	737,736
Foreign currency translation	(76,723,893)	-	(76,723,893)	(364,848,647)	-	(364,848,647)
Actuarial income on defined-benefit pension plans	6,351,518	(2,603,231)	3,748,287	(14,044,750)	4,662,040	(9,382,710)

Income tax related to components of other income and expenses debited or credited to Equity	(138,096,402)	9,729,740	(128,366,662)	(312,095,736)	(21,065,158)	(333,160,894)

19. OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

Other Financial Liabilities		December 31, 2013		December 31, 2012		January 1, 2012
		Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Interest-bearing loans		785,231,174	2,688,538,096	651,129,701	2,687,724,262	650,515,283	3,049,197,963
Hedging derivatives (*)		117,341,051	97,231,764	4,850,754	233,368,171	6,200,643	212,913,735
Non-hedging derivatives (**)		1,410,556	-	-	-	807,105	-
Obligation for Túnel El Melón concession		2,692,424	4,479,251	2,442,847	7,027,436	2,207,755	9,243,595
Other financial liabilities		-	-	-	-	831,772	-

	Total	906,675,205	2,790,249,111	658,423,302	2,928,119,869	660,562,558	3,271,355,293

(*)	See Note 21.2.a.
(**)	See Note 21.2.b.

19.1 Interest-bearing Borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

Classes of Loans that Accrue Interest	December 31, 2013		December 31, 2012		January 1, 2012
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Bank loans	154,917,772	219,963,968	106,830,823	292,400,621	278,193,752	316,103,001
Unsecured obligations	407,412,807	2,179,772,922	394,389,956	2,204,708,298	242,785,757	2,439,913,903
Secured obligations	4,828,233	-	4,880,687	4,689,387	10,660,476	9,635,108
Finance leases	14,046,903	87,284,708	10,224,419	47,206,325	13,808,252	58,439,140
Other loans	204,025,459	201,516,498	134,803,816	138,719,631	105,067,046	225,106,811

Total	785,231,174	2,688,538,096	651,129,701	2,687,724,262	650,515,283	3,049,197,963

Bank loans by currency and contractual maturity as of December 31, 2013, December 31, 2012, and January 1, 2012 are as follows:

            -Summary of bank loans by currency and contractual maturity

Country	Currency	Nominal Interest Rate	Secured/ Unsecured				Non-current
				Maturity		Total current at 12/31/2013	Maturity			Total non- current at 12/31/2013
				One to three months	Three to twelve months		One to three years	Three to five years	More than five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	2.29%	Unsecured	404,070	106,087,194	106,491,264	858,299	-	-	858,299
Chile	Ch$	5.67%	Unsecured	1,523	176	1,699	-	-	-	-
Peru	US$	2.78%	Unsecured	2,676,462	2,785,037	5,461,499	22,038,803	27,745,371	-	49,784,174
Peru	Sol	5.41%	Unsecured	150,822	-	150,822	-	22,539,537	-	22,539,537
Argentina	US$	9.31%	Unsecured	6,425,910	4,853,256	11,279,166	1,617,752	-	-	1,617,752
Argentina	Ar$	27.55%	Unsecured	14,322,039	9,470,728	23,792,767	15,222,302	-	-	15,222,302
Colombia	CP	6.84%	Unsecured	-	188,239	188,239	-	-	82,965,288	82,965,288
Brazil	US$	7.70%	Unsecured	69,098	7,173,489	7,242,587	11,708,419	5,280,170	1,064,912	18,053,501
Brazil	Real	10.12%	Unsecured	-	309,729	309,729	-	19,282,077	9,641,038	28,923,115

			Total	24,049,924	130,867,848	154,917,772	51,445,575	74,847,155	93,671,238	219,963,968

Country	Currency	Nominal Interest Rate	Secured/ Unsecured				Non-current
				Maturity		Total current at 12/31/2012	Maturity			Total non- current at 12/31/2012
				One to three months	Three to twelve months		One to three years	Three to five years	More than five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	1.76%	Unsecured	354,739	1,191,983	1,546,722	97,967,390	-	-	97,967,390
Chile	Ch$	4.90%	Unsecured	432	-	432	-	-	-	-
Peru	US$	3.49%	Unsecured	1,806,758	444,835	2,251,593	10,632,998	25,699,999	12,010,552	48,343,549
Peru	Sol	5.50%	Unsecured	187,239	-	187,239	-	1,875,756	20,633,302	22,509,058
Argentina	US$	8.91%	Unsecured	7,214,852	4,421,192	11,636,044	7,368,666	-	-	7,368,666
Argentina	Ar$	20.96%	Unsecured	29,367,103	25,564,977	54,932,080	10,429,806	-	-	10,429,806
Colombia	CP	8.12%	Unsecured	1,710,131	-	1,710,131	-	82,656,349	-	82,656,349
Brazil	US$	7.79%	Unsecured	-	6,199,249	6,199,249	13,651,212	7,623,414	1,851,177	23,125,803
Brazil	Real	7.47%	Unsecured	5,001,762	23,365,571	28,367,333	-	-	-	-

			Total	45,643,016	61,187,807	106,830,823	140,050,072	117,855,518	34,495,031	292,400,621

Country	Currency	Nominal Interest Rate	Secured/ Unsecured				Non-current
				Maturity		Total current at 1/1//2012	Maturity			Total non- current at 01/01/2012
				One to three months	Three to twelve months		One to three years	Three to five years	More than five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	1.97%	Unsecured	84,500	1,607,710	1,692,210	107,025,578	849,449	-	107,875,027
Peru	US$	3.63%	Unsecured	2,354,628	8,838,878	11,193,506	4,296,544	19,212,039	26,158,087	49,666,670
Peru	Sol	5.20%	Unsecured	310,428	1,541,618	1,852,046	-	-	30,832,352	30,832,352
Argentina	US$	5.28%	Unsecured	494,597	6,393,975	6,888,572	17,983,101	1,598,484	-	19,581,585
Argentina	Ar$	21.17%	Unsecured	37,631,229	17,687,954	55,319,183	40,368,276	2,414,084	-	42,782,360
Colombia	CP	6.48%	Unsecured	-	86,794,795	86,794,795	-	-	-	-
Brazil	US$	6.05%	Unsecured	-	5,825,541	5,825,541	13,909,371	11,722,036	6,352,599	31,984,006
Brazil	Real	12.89%	Unsecured	9,173,097	99,454,802	108,627,899	33,381,001	-	-	33,381,001

			Total	50,048,479	228,145,273	278,193,752	216,963,871	35,796,092	63,343,038	316,103,001

The fair value of current and non-current bank borrowings as of December 31, 2013 totaled ThCh$371,446,585 (ThCh$405,226,404 and ThCh$582,919,972 as of December 31, 2012 and January 1, 2012, respectively).

- Identification of Bank Borrowings by Company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	December 31, 2013
										Current ThCh$			Non-current ThCh$
										Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
Foreign	Ampla	Brazil	Foreign	Banco Alfa	Brazil	Real	6.97%	7.25%	At maturity	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Banco do Brasil	Brazil	Real	9.61%	10.12%	At maturity	-	309,729	309,729	-	19,282,077	9,641,038	28,923,115
Foreign	Ampla	Brazil	Foreign	Banco HSBC	Brazil	Real	9.93%	9.77%	At maturity	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Banco Itaú	Brazil	Real	10.12%	10.20%	Semi-annually	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Brasdesco	Brazil	Real	9.75%	5.65%	Semi-annually	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Unibanco	Brazil	Real	10.27%	10.29%	Semi-annually	-	-	-	-	-	-	-
Foreign	Central Generadora Termoeléctrica Fortaleza S.A.	Brazil	Foreign	IFC - A	Brazil	US$	7.97%	8.04%	Semi-annually	41,076	2,796,717	2,837,793	6,231,381	3,466,603	-	9,697,984
Foreign	Central Generadora Termoeléctrica Fortaleza S.A.	Brazil	Foreign	IFC - B	Brazil	US$	2.74%	2.73%	Semi-annually	9,841	4,376,772	4,386,613	4,707,155	-	-	4,707,155
Foreign	Central Generadora Termoeléctrica Fortaleza S.A.	Brazil	Foreign	IFC - C	Brazil	US$	12.08%	12.31%	Semi-annually	18,181	-	18,181	769,883	1,813,567	1,064,912	3,648,362
96.800.570-7	Chilectra S.A.	Chile		Bank credit lines	Chile	Ch$	5.91%	5.91%	Other	198	-	198	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	3.85%	3.80%	At maturity	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	4.02%	3.96%	Quarterly	228,354	488,235	716,589	1,301,959	13,833,314	-	15,135,273
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.05%	3.01%	Quarterly	348,176	984,344	1,332,520	2,624,917	1,312,456	-	3,937,373
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	0.76%	0.78%	At maturity	2,099,932	-	2,099,932	-	-	-	-
Foreign	Compañía de Interconexión Energética S.A.	Brazil	Foreign	Santander	Brazil	Real	11.61%	11.80%	Semi-annually	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	3.42%	3.38%	Quarterly	-	1,312,458	1,312,458	18,111,927	12,599,601	-	30,711,528
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	3.45%	3.41%	Quarterly	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	2.99%	2.96%	At maturity	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco de Crédito	Peru	US$	1.65%	1.65%	At maturity	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AV VILLAS	Colombia	CP	8.44%	8.27%	At maturity	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Davivienda	Colombia	CP	8.15%	7.91%	Yearly	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Santander	Colombia	CP	8.15%	7.91%	Yearly	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bancolombia	Colombia	CP	8.44%	8.27%	At maturity	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bancolombia	Colombia	CP	8.44%	8.27%	At maturity	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	6.89%	6.78%	At maturity	-	138,223	138,223	-	-	61,203,901	61,203,901
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP	7.01%	6.90%	At maturity	-	50,016	50,016	-	-	21,761,387	21,761,387
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Banco Scotiabank	Peru	Sol	6.90%	6.73%	Quarterly	25,939	-	25,939	-	1,878,295	-	1,878,295
Foreign	Edelnor	Peru	Foreign	Banco Scotiabank	Peru	Sol	5.83%	5.71%	Quarterly	85,979	-	85,979	-	3,944,419	-	3,944,419
Foreign	Edelnor	Peru	Foreign	Banco Continental	Peru	Sol	5.10%	5.01%	Quarterly	9,359	-	9,359	-	2,817,442	-	2,817,442
Foreign	Edelnor	Peru	Foreign	Banco Continental	Peru	Sol	5.10%	5.01%	Quarterly	14,947	-	14,947	-	4,695,737	-	4,695,737
Foreign	Edelnor	Peru	Foreign	Banco Continental	Peru	Sol	5.10%	5.01%	Quarterly	8,105	-	8,105	-	4,507,907	-	4,507,907
Foreign	Edelnor	Peru	Foreign	Banco Continental	Peru	Sol	5.10%	5.01%	Quarterly	6,493	-	6,493	-	4,695,737	-	4,695,737
Foreign	Edelnor	Peru	Foreign	Banco Continental	Peru	Sol	5.43%	5.32%	Quarterly	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Banco de Interbank	Peru	Sol	6.90%	6.73%	Quarterly	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco de la Ciudad de Buenos Aires	Argentina	Ar$	22.63%	28.38%	Monthly	34,976	2,015,680	2,050,656	2,983,206	-	-	2,983,206
Foreign	Edesur S.A.	Argentina	Foreign	Banco Frances	Argentina	Ar$	22.63%	20.30%	Monthly	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	22.63%	21.00%	Monthly	67,383	-	67,383	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Itaú	Argentina	Ar$	22.63%	30.29%	Quarterly	45,166	907,056	952,222	907,056	-	-	907,056
Foreign	Edesur S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	22.63%	29.56%	Monthly	216,262	806,272	1,022,534	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	Ar$	22.63%	25.03%	Monthly	6,468	241,882	248,350	483,763	-	-	483,763
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	22.63%	25.56%	Monthly	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	22.63%	27.23%	Monthly	113,687	2,015,679	2,129,366	1,612,544	-	-	1,612,544
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	23.03%	21.26%	Quarterly	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	21.28%	19.75%	Quarterly	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	23.10%	21.00%	Quarterly	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	22.63%	23.00%	Monthly	1,397	71,491	72,888	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	BBVA	Argentina	Ar$	19.55%	18.00%	Monthly	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	BBVA	Argentina	Ar$	21.55%	20.00%	Semi-annually	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	22.63%	22.50%	Monthly	7,038	518,946	525,984	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	24.06%	21.75%	Monthly	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Comafi	Argentina	Ar$	22.63%	23.00%	Monthly	22,646	-	22,646	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	22.63%	29.11%	Quarterly	227,804	725,641	953,445	322,508	-	-	322,508
Foreign	Edesur S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	23.03%	23.92%	Quarterly	-	-	-	-	-	-	-
91.081.000-6	Endesa S.A. (Chile)	Chile	Foreign	B.N.P. Paribas	USA	US$	6.32%	5.98%	Semi-annually	-	883,679	883,679	858,299	-	-	858,299
91.081.000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Santander C.H. SA Chile	USA	US$	1.69%	1.01%	At maturity	-	17,296,605	17,296,605	-	-	-	-
91.081.000-6	Endesa S.A. (Chile)	Chile	97.004.000-5	Banco Santander Chile (Linea Crédito)	Chile	Ch$	6.00%	6.00%	At maturity	-	176	176	-	-	-	-
91.081.000-6	Endesa S.A. (Chile)	Chile	Foreign	Export Development Corpotation Loan	USA	US$	1.57%	1.40%	Semi-annually	380,556	375,606	756,162	-	-	-	-
91.081.000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of Tokyo-Mitsubishi, Ltd.	USA	US$	1.68%	1.00%	At maturity	-	17,296,605	17,296,605	-	-	-	-
91.081.000-6	Endesa S.A. (Chile)	Chile	Foreign	Scotiabank & Trust Cayman Ltd	Cayman Islands	US$	1.68%	1.00%	At maturity	23,316	26,206,977	26,230,293	-	-	-	-
91.081.000-6	Endesa S.A. (Chile)	Chile	Foreign	Bank Of America	USA	US$	1.66%	1.03%	At maturity	-	-	-	-	-	-	-
91.081.000-6	Endesa S.A. (Chile)	Chile	Foreign	Mercantil Commercebank	USA	US$	1.68%	1.00%	At maturity	-	10,482,791	10,482,791	-	-	-	-
91.081.000-6	Endesa S.A. (Chile)	Chile	97.030.000-7	Banco del Estado de Chile	Chile	US$	1.69%	1.01%	At maturity	-	33,544,931	33,544,931	-	-	-	-
91.081.000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.NY	USA	US$	1.72%	1.12%	At maturity	-	-	-	-	-	-	-
91.081.000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Español de crédito S.A. N.Y.B.	USA	US$	1.72%	1.12%	At maturity	-	-	-	-	-	-	-
91.081.000-6	Endesa S.A. (Chile)	Chile	Foreign	Caja Madrid, Caja Madrid Miami Agency	USA	US$	1.83%	1.83%	At maturity	-	-	-	-	-	-	-
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	21.50%	21.50%	At maturity	798,209	-	798,209	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	25.59%	23.00%	At maturity	99,258	-	99,258	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	32.54%	28.50%	At maturity	2,530,765	-	2,530,765	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	35.15%	30.50%	At maturity	1,075,305	-	1,075,305	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	14.00%	16.00%	At maturity	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	20.57%	18.85%	At maturity	531,359	-	531,359	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	Ar$	20.20%	18.09%	At maturity	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	34.49%	30.00%	At maturity	658,713	-	658,713	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	30.61%	27.00%	At maturity	1,154,665	-	1,154,665	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	31.89%	28.00%	At maturity	1,031,807	-	1,031,807	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	39.84%	34.00%	At maturity	3,450,479	-	3,450,479	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	13.67%	13.25%	Quarterly	3,155,920	-	3,155,920	-	-	-	-
94.271.00-3	Enersis S.A.	Chile	97.004.000-5	Banco Santander Chile	Chile	Ch$	5.00%	5.00%	At maturity	1,519	-	1,519	-	-	-	-
79.913.810-7	Inmobiliaria Manso de Velasco Ltda.	Chile	97.004.000-5	Banco Santander Chile	Argentina	Ch$	6.00%	6.00%	Monthly	4	-	4	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Syndicated II	Argentina	Ar$	26.62%	23.84%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated II	Argentina	Ar$	26.62%	23.84%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated III	Argentina	Ar$	26.44%	23.69%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario	Argentina	Ar$	26.68%	23.89%	At maturity	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Syndicated II	Argentina	Ar$	26.96%	24.11%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	8.24%	7.99%	Quarterly	817,499	1,213,314	2,030,813	404,438	-	-	404,438
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau - Syndicated II	Argentina	Ar$	26.62%	23.84%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau - Syndicated III	Argentina	Ar$	26.44%	23.69%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	30.42%	27.75%	Semi-annually	1,651,420	-	1,651,420	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated III	Argentina	Ar$	26.44%	23.69%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	25.59%	23.00%	At maturity	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander -Syndicated II	Argentina	Ar$	26.62%	23.84%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	8.24%	7.99%	Quarterly	1,634,992	2,426,628	4,061,620	808,876	-	-	808,876
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	8.24%	7.99%	Quarterly	817,499	1,213,314	2,030,813	404,438	-	-	404,438
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Syndicated III	Argentina	Ar$	26.44%	23.69%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank -Syndicated II	Argentina	Ar$	26.62%	23.84%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	25.59%	23.00%	At maturity	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	33.70%	29.25%	At maturity	161,254	-	161,254	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Macro I	Argentina	Ar$	21.94%	20.00%	At maturity	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau- Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated IV	Argentina	Ar$	33.84%	30.22%	Semi-annually	100,275	498,659	598,934	2,050,042	-	-	2,050,042
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau- Syndicated IV	Argentina	Ar$	33.84%	30.22%	Semi-annually	91,555	455,297	546,852	1,871,777	-	-	1,871,777
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated IV	Argentina	Ar$	33.84%	30.22%	Semi-annually	87,195	433,616	520,811	1,782,645	-	-	1,782,645
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Syndicated IV	Argentina	Ar$	33.84%	30.22%	Semi-annually	30,519	151,766	182,285	623,926	-	-	623,926
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Syndicated IV	Argentina	Ar$	33.84%	30.22%	Semi-annually	13,080	65,042	78,122	267,397	-	-	267,397
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Industrial and Commercial Bank of China Argentina	Argentina	Ar$	33.84%	30.22%	Quarterly	113,354	563,701	677,055	2,317,438	-	-	2,317,438

							Total			24,049,924	130,867,848	154,917,772	51,445,575	74,847,155	93,671,238	219,963,968

December 31, 2012							January 1, 2012
Current ThCh$			Non-current ThCh$				Current ThCh$			Non-current ThCh$
Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
-	-	-	-	-	-	-	2,211,773	12,517,876	14,729,649	-	-	-	-
142,971	23,365,571	23,508,542	-	-	-	-	275,812	-	275,812	27,817,501	-	-	27,817,501
-	-	-	-	-	-	-	176,118	20,863,126	21,039,244	-	-	-	-
-	-	-	-	-	-	-	1,694	1,856,820	1,858,514	-	-	-	-
4,858,791	-	4,858,791	-	-	-	-	6,481,458	7,048,955	13,530,413	5,563,500	-	-	5,563,500
-	-	-	-	-	-	-	26,242	1,479,891	1,506,133	-	-	-	-
-	2,385,144	2,385,144	5,314,352	6,132,262	-	11,446,614	-	2,426,516	2,426,516	5,406,532	6,238,628	3,470,634	15,115,794
-	3,755,999	3,755,999	8,336,860	-	-	8,336,860	-	3,399,025	3,399,025	8,502,839	4,712,630	-	13,215,469
-	58,106	58,106	-	1,491,152	1,851,177	3,342,329	-	-	-	-	770,778	2,881,965	3,652,743
46	-	46	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	3,068	1,541,618	1,544,686	-	-	-	-
62,786	444,835	507,621	1,186,227	1,186,227	12,010,552	14,383,006	71,315	-	71,315	1,127,370	1,288,422	13,689,484	16,105,276
18,702	-	18,702	2,391,588	2,391,588	-	4,783,176	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	55,688,134	55,688,134	-	-	-	-
-	-	-	7,055,183	22,122,184	-	29,177,367	-	-	-	1,298,813	17,923,617	12,468,603	31,691,033
1,725,270	-	1,725,270	-	-	-	-	-	1,870,716	1,870,716	-	-	-	-
-	-	-	-	-	-	-	392,849	1,357,201	1,750,050	-	-	-	-
-	-	-	-	-	-	-	1,890,464	5,610,961	7,501,425	1,870,361	-	-	1,870,361
162,350	-	162,350	-	7,846,933	-	7,846,933	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	8,977,569	8,977,569	-	-	-	-
-	-	-	-	-	-	-	-	26,730,428	26,730,428	-	-	-	-
383,776	-	383,776	-	18,549,169	-	18,549,169	-	21,177,566	21,177,566	-	-	-	-
126,712	-	126,712	-	6,124,429	-	6,124,429	-	6,430,876	6,430,876	-	-	-	-
1,037,293	-	1,037,293	-	50,135,818	-	50,135,818	-	23,478,356	23,478,356	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
20,323	-	20,323	-	-	2,813,632	2,813,632	18,741	-	18,741	-	-	2,890,532	2,890,532
20,323	-	20,323	-	-	2,813,632	2,813,632	18,741	-	18,741	-	-	2,890,532	2,890,532
10,049	-	10,049	-	-	2,438,481	2,438,481	8,847	-	8,847	-	-	2,505,128	2,505,128
8,129	-	8,129	-	-	1,125,453	1,125,453	7,497	-	7,497	-	-	1,156,213	1,156,213
33,872	-	33,872	-	-	4,689,387	4,689,387	31,235	-	31,235	-	-	4,817,554	4,817,554
20,323	-	20,323	-	-	2,813,632	2,813,632	18,741	-	18,741	-	-	2,890,532	2,890,532
25,904	-	25,904	-	1,875,756	-	1,875,756	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	132,120	-	132,120	-	-	7,708,094	7,708,094
48,316	-	48,316	-	-	3,939,085	3,939,085	44,826	-	44,826	-	-	4,046,745	4,046,745
-	-	-	-	-	-	-	26,612	-	26,612	-	-	1,927,022	1,927,022
115,527	6,817,284	6,932,811	-	-	-	-	186,005	-	186,005	8,449,285	-	-	8,449,285
486,949	-	486,949	-	-	-	-	-	-	-	-	-	-	-
779,545	-	779,545	-	-	-	-	1,260,656	2,414,082	3,674,738	-	-	-	-
26,215	2,434,744	2,460,959	-	-	-	-	-	-	-	3,017,603	-	-	3,017,603
1,969,227	-	1,969,227	-	-	-	-	-	-	-	2,414,082	-	-	2,414,082
9,926	973,898	983,824	-	-	-	-	-	-	-	1,207,041	-	-	1,207,041
206,886	-	206,886	-	-	-	-	-	-	-	-	-	-	-
57,965	1,460,847	1,518,812	973,898	-	-	973,898	4,834,533	-	4,834,533	2,414,082	-	-	2,414,082
4,486,547	-	4,486,547	-	-	-	-	-	-	-	4,224,644	-	-	4,224,644
46,375	1,168,677	1,215,052	779,118	-	-	779,118	-	-	-	-	-	-	-
22,135	584,340	606,475	389,560	-	-	389,560	-	-	-	-	-	-	-
78,860	-	78,860	-	-	-	-	852,036	-	852,036	-	-	-	-
-	-	-	-	-	-	-	42,370	2,414,082	2,456,452	-	-	-	-
-	-	-	-	-	-	-	617,884	-	617,884	-	-	-	-
1,447,627	-	1,447,627	-	-	-	-	282,930	1,750,209	2,033,139	-	-	-	-
6,719	1,409,376	1,416,095	-	-	-	-	311,088	1,810,562	2,121,650	-	-	-	-
233,554	-	233,554	-	-	-	-	1,192,058	-	1,192,058	-	-	-	-
297,709	876,508	1,174,217	292,169	-	-	292,169	-	-	-	3,621,124	-	-	3,621,124
297,709	876,507	1,174,216	292,169	-	-	292,169	-	-	-	-	-	-	-
-	820,076	820,076	1,570,498	-	-	1,570,498	50,233	849,448	899,681	1,698,896	849,449	-	2,548,345
-	-	-	15,792,106	-	-	15,792,106	-	-	-	17,055,976	-	-	17,055,976
277	-	277	-	-	-	-	-	-	-	-	-	-	-
354,739	343,643	698,382	687,160	-	-	687,160	-	758,262	758,262	1,486,682	-	-	1,486,682
-	-	-	15,792,106	-	-	15,792,106	-	-	-	17,055,976	-	-	17,055,976
-	28,264	28,264	23,927,433	-	-	23,927,433	-	-	-	-	-	-	-
-	-	-	11,963,716	-	-	11,963,716	-	-	-	-	-	-	-
-	-	-	9,570,973	-	-	9,570,973	-	-	-	-	-	-	-
-	-	-	18,663,398	-	-	18,663,398	-	-	-	-	-	-	-
-	-	-	-	-	-	-	34,267	-	34,267	30,494,018	-	-	30,494,018
-	-	-	-	-	-	-	-	-	-	12,921,194	-	-	12,921,194
-	-	-	-	-	-	-	-	-	-	26,312,836	-	-	26,312,836
-	-	-	-	-	-	-	-	-	-	-	-	-	-
395,963	-	395,963	-	-	-	-	978,500	-	978,500	-	-	-	-
3,395,077	-	3,395,077	-	-	-	-	5,167,489	-	5,167,489	-	-	-	-
1,341,282	-	1,341,282	-	-	-	-	3,529,419	-	3,529,419	-	-	-	-
-	-	-	-	-	-	-	368,142	-	368,142	-	-	-	-
659,346	1,881,095	2,540,441	402,562	-	-	402,562	3,555,128	-	3,555,128	-	-	-	-
209,414	-	209,414	-	-	-	-	368,366	-	368,366	-	-	-	-
878,233	-	878,233	-	-	-	-	1,898,686	-	1,898,686	-	-	-	-
1,390,448	-	1,390,448	-	-	-	-	2,509,954	-	2,509,954	-	-	-	-
1,239,740	-	1,239,740	-	-	-	-	2,566,218	-	2,566,218	-	-	-	-
4,347,020	-	4,347,020	-	-	-	-	6,393,434	-	6,393,434	-	-	-	-
5,696,590	-	5,696,590	-	-	-	-	44,820	-	44,820	5,195,104	-	-	5,195,104
109	-	109	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
159,475	261,271	420,746	132,576	-	-	132,576	53,063	318,657	371,720	487,596	-	-	487,596
199,084	326,151	525,235	165,510	-	-	165,510	-	-	-	-	-	-	-
555,645	486,949	1,042,594	1,460,847	-	-	1,460,847	167,311	398,233	565,544	3,023,612	603,521	-	3,627,133
339,482	324,633	664,115	-	-	-	-	-	-	-	-	-	-	-
199,084	326,151	525,235	165,510	-	-	165,510	66,315	398,233	464,548	609,361	-	-	609,361
379,564	1,105,298	1,484,862	1,842,165	-	-	1,842,165	-	-	-	-	-	-	-
248,855	407,689	656,544	206,887	-	-	206,887	82,953	497,792	580,745	761,701	-	-	761,701
555,645	486,949	1,042,594	1,460,847	-	-	1,460,847	100,996	-	100,996	2,414,203	603,521	-	3,017,724
29,777	1,947,796	1,977,573	-	-	-	-	-	-	-	-	-	-	-
555,645	486,949	1,042,594	1,460,847	-	-	1,460,847	100,996	-	100,996	2,414,203	603,521	-	3,017,724
98,269	-	98,269	-	-	-	-	-	-	-	-	-	-	-
398,343	652,590	1,050,933	331,165	-	-	331,165	132,688	796,817	929,505	1,219,258	-	-	1,219,258
759,134	2,210,596	2,969,730	3,684,336	-	-	3,684,336	40,734	3,197,006	3,237,740	6,393,999	799,242	-	7,193,241
379,564	1,105,298	1,484,862	1,842,165	-	-	1,842,165	40,677	3,196,970	3,237,647	6,393,999	799,242	-	7,193,241
555,645	486,949	1,042,594	1,460,847	-	-	1,460,847	-	-	-	-	-	-	-
547,656	897,204	1,444,860	455,294	-	-	455,294	283,419	1,095,492	1,378,911	4,090,481	603,521	-	4,694,002
195,452	-	195,452	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
293,468	-	293,468	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	16,968	1,013,914	1,030,882	-	-	-	-
-	-	-	-	-	-	-	25,858	1,545,012	1,570,870	-	-	-	-
-	-	-	-	-	-	-	25,859	1,545,012	1,570,871	-	-	-	-
-	-	-	-	-	-	-	20,196	1,207,041	1,227,237	-	-	-	-
-	-	-	-	-	-	-	8,077	482,816	490,893	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-

45,633,436	61,197,387	106,830,823	140,050,072	117,855,518	34,495,031	292,400,621	50,048,479	228,145,273	278,193,752	216,963,871	35,796,092	63,343,038	316,103,001

Appendix No. 4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

19.2    Unsecured Liabilities

The detail of Unsecured Liabilities by currency and maturity as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

      - Summary of unsecured liabilities by currency and maturity

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total current at 12/31/2013	Maturity			Total non- current at 12/31/2013
				One to three months	Three to twelve months		One to three years	Three to five years	More than five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	7.62%	Unsecured	208,555,534	810,389	209,365,923	238,986,425	-	159,538,410	398,524,835
Chile	U.F.	5.57%	Unsecured	-	9,072,702	9,072,702	9,696,776	9,696,776	299,711,440	319,104,992
Peru	US$	6.89%	Unsecured	862,593	5,164,073	6,026,666	13,835,937	5,249,833	14,786,682	33,872,452
Peru	Sol	6.63%	Unsecured	7,549,494	34,181,671	41,731,165	41,343,147	9,391,473	98,704,389	149,439,009
Colombia	CP	7.54%	Unsecured	108,852,499	26,251,335	135,103,834	107,653,041	261,155,251	645,988,991	1,014,797,283
Brazil	Real	11.06%	Unsecured	-	6,112,517	6,112,517	99,686,584	140,090,064	24,257,703	264,034,351

			Total	325,820,120	81,592,687	407,412,807	511,201,910	425,583,397	1,242,987,615	2,179,772,922

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total current at 12/31/2012	Maturity			Total non- current at 12/31/2012
				One to three months	Three to twelve months		One to three years	Three to five years	More than five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	7.71%	Unsecured	20,743,334	192,725,416	213,468,750	271,467,420	123,377,492	145,304,618	540,149,530
Chile	U.F.	5.57%	Unsecured	-	8,778,822	8,778,822	14,445,679	15,349,506	289,721,460	319,516,645
Peru	US$	6.89%	Unsecured	785,915	55,795	841,710	7,688,954	9,566,350	18,255,463	35,510,767
Peru	Sol	6.73%	Unsecured	6,771,045	37,313,862	44,084,907	63,550,103	25,360,206	52,521,139	141,431,448
Colombia	CP	8.01%	Unsecured	50,177,769	43,631,713	93,809,482	172,916,738	191,051,473	498,675,237	862,643,448
Brazil	Real	11.58%	Unsecured	6,626,846	26,779,439	33,406,285	64,628,349	152,851,186	87,976,925	305,456,460

			Total	85,104,909	309,285,047	394,389,956	594,697,243	517,556,213	1,092,454,842	2,204,708,298

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total current at 1/1//2012	Maturity			Total non- current at 01/01/2012
				One to three months	Three to twelve months		One to three years	Three to five years	More than five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	8.10%	Unsecured	22,439,241	802,032	23,241,273	396,001,073	236,020,317	157,801,599	789,822,989
Chile	CH$	5.29%	Unsecured	31,548,592	9,198,469	40,747,061	13,764,742	14,617,263	378,064,242	406,446,247
Peru	US$	6.97%	Unsecured	853,625	60,597	914,222	5,049,784	13,692,084	19,828,195	38,570,063
Peru	Sol	7.37%	Unsecured	27,920,075	57,158	27,977,233	80,986,235	42,415,673	28,905,326	152,307,234
Argentina	Ar$	12.28%	Unsecured	15,571	3,963,560	3,979,131	-	-	-	-
Colombia	CP	12.64%	Unsecured	1,753,145	36,094,355	37,847,500	131,329,301	76,673,844	574,038,462	782,041,607
Brazil	Real	12.97%	Unsecured	6,688,369	101,390,968	108,079,337	60,242,802	120,351,829	90,131,132	270,725,763

			Total	91,218,618	151,567,139	242,785,757	687,373,937	503,771,010	1,248,768,956	2,439,913,903

19.3    Secured Obligations

The detail of Secured Liabilities by currency and maturity as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

      - Summary of Secured Obligations by currency and maturity

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total current at 12/31/2013	Maturity			Total non- current at 12/31/2013	Fair Value
				One to three months	Three to twelve months		One to three years	Three to five years	More than five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	Sol	6.16%	Secured	4,828,233	-	4,828,233	-	-	-	-	-

			Total	4,828,233	-	4,828,233	-	-	-	-	-

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total current at 12/31/2012	Maturity			Total non- current at 12/31/2012	Fair Value
				One to three months	Three to twelve months		One to three years	Three to five years	More than five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	Sol	6.41%	Secured	132,316	4,748,371	4,880,687	4,689,387	-	-	4,689,387	-

			Total	132,316	4,748,371	4,880,687	4,689,387	-	-	4,689,387	-

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total current at 1/1//2012	Maturity			Total non- current at 01/01/2012	Fair Value
				One to three months	Three to twelve months		One to three years	Three to five years	More than five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	6.15%	Secured	-	10,463,994	10,463,994	-	-	-	-	-
Peru	Sol	6.41%	Secured	135,886	60,596	196,482	9,635,108	-	-	9,635,108	-

			Total	135,886	10,524,590	10,660,476	9,635,108	-	-	9,635,108	-

The fair value of current and non-current secured and unsecured liabilities as of December 31, 2013 totaled ThCh$3,006,275,851 (ThCh$2,886,287,734 and ThCh$3,209,731,363 as of December 31. 2012 and January 1, 2012, respectively.

- Secured and Unsecured Liabilities by Company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	December 31, 2013
										Current ThCh$			Non-current ThCh$
										Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	US$	6.15%	6.06%	Yes	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	6.57%	6.47%	Yes	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	6.25%	6.16%	Yes	4,828,233	-	4,828,233	-	-	-	-

					Total Secured Bonds					4,828,233	-	4,828,233	-	-	-	-

Foreign	Ampla	Brazil	Foreign	Bonds, 1st series	Brazil	Real	9.84%	9.93%	No	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Bonds, 1st series	Brazil	Real	10.13%	10.17%	No	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Bonds, 1st series	Brazil	Real	9.14%	9.21%	No	-	108,915	108,915	25,371,905	-	-	25,371,905
Foreign	Ampla	Brazil	Foreign	Bonds, 2nd series	Brazil	Real	15.22%	15.91%	No	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Bonds, 2nd series	Brazil	Real	13.84%	14.12%	No	-	1,996,222	1,996,222	15,535,408	31,070,822	-	46,606,230
Foreign	Ampla	Brazil	Foreign	Bonds, 1st series	Brazil	Real	8.96%	9.01%	No	-	91,511	91,511	11,124,275	11,124,275	-	22,248,550
Foreign	Ampla	Brazil	Foreign	Bonds, 2nd series	Brazil	Real	11.88%	12.11%	No	-	2,376,949	2,376,949	-	48,281,610	24,257,703	72,539,313
Foreign	Codensa	Colombia	Foreign	B102	Colombia	CP	7.69%	7.48%	No	353,344	-	353,344	-	106,178,766	-	106,178,766
Foreign	Codensa	Colombia	Foreign	B103	Colombia	CP	7.95%	7.72%	No	90,271	-	90,271	-	-	21,761,387	21,761,387
Foreign	Codensa	Colombia	Foreign	B304	Colombia	CP	5.83%	5.71%	No	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B502	Colombia	CP	6.81%	6.93%	No	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B503	Colombia	CP	6.85%	6.68%	No	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B503	Colombia	CP	8.40%	8.14%	No	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B604	Colombia	CP	6.28%	6.14%	No	273,780	-	273,780	39,442,515	-	-	39,442,515
Foreign	Codensa	Colombia	Foreign	B8	Colombia	CP	8.75%	8.48%	No	68,315,341	-	68,315,341	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B5-13 bonds	Colombia	CP	5.75%	5.63%	No	358,244	-	358,244	-	49,414,670	-	49,414,670
Foreign	Codensa	Colombia	Foreign	Bonds - 13	Colombia	CP	6.64%	6.49%	No	439,500	-	439,500	-	-	52,591,832	52,591,832
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Itaú 1	Brazil	Real	8.90%	8.96%	No	-	493,794	493,794	22,830,506	-	-	22,830,506
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Itaú 2	Brazil	Real	12.69%	12.94%	No	-	1,045,126	1,045,126	24,824,490	49,613,357	-	74,437,847
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Itaú 2	Brazil	Real	14.89%	15.08%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	6.06%	5.97%	No	-	79,078	79,078	-	-	9,391,474	9,391,474
Foreign	Edelnor	Peru	Foreign	FCR - Macrofondo	Peru	Sol	5.56%	5.49%	No	184,291	-	184,291	-	-	9,391,474	9,391,474
Foreign	Edelnor	Peru	Foreign	Interseguro Cia de Seguros	Peru	Sol	6.28%	6.19%	No	-	100,939	100,939	-	-	7,513,179	7,513,179
Foreign	Edelnor	Peru	Foreign	AFP Horizonte	Peru	Sol	6.06%	5.97%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Horizonte	Peru	Sol	6.56%	6.46%	No	-	5,583,707	5,583,707	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Horizonte	Peru	Sol	7.22%	7.09%	No	67,795	-	67,795	2,817,442	-	-	2,817,442
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	5.91%	5.82%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	6.50%	6.40%	No	-	9,773,549	9,773,549	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	8.00%	7.85%	No	169,163	-	169,163	5,108,962	-	-	5,108,962
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	8.16%	8.00%	No	134,049	-	134,049	3,380,931	-	-	3,380,931
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	5.91%	5.82%	No	-	43,758	43,758	3,756,589	-	-	3,756,589
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	6.63%	6.52%	No	-	41,479	41,479	3,756,589	-	-	3,756,589
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	6.81%	6.70%	No	-	4,710,843	4,710,843	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	6.84%	6.73%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	6.94%	6.82%	No	175,190	-	175,190	7,513,179	-	-	7,513,179
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	7.13%	7.00%	No	-	15,799	15,799	4,695,737	-	-	4,695,737
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	7.44%	7.30%	No	167,638	-	167,638	-	-	5,634,884	5,634,884
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	5.77%	5.69%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	6.67%	6.56%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	7.56%	7.42%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	7.72%	7.58%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	7.91%	7.76%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	7.97%	7.81%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	8.06%	7.91%	No	112,121	-	112,121	4,678,832	-	-	4,678,832
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	8.31%	8.15%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	FCR - Macrofondo	Peru	Sol	9.92%	6.50%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	FCR - Macrofondo	Peru	Sol	6.66%	6.55%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	FCR - Macrofondo	Peru	Sol	7.03%	6.91%	No	121,796	-	121,796	-	-	3,756,589	3,756,589
Foreign	Edelnor	Peru	Foreign	Retirement Fund for Non-commissioned Officers and Specialists - Fosersoe	Peru	Sol	8.75%	8.57%	No	-	27,392	27,392	5,634,886	-	-	5,634,886
Foreign	Edelnor	Peru	Foreign	Mapfre Perú Cia de Seguros	Peru	Sol	6.28%	6.19%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	5.44%	5.37%	No	-	4,950,531	4,950,531	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	6.50%	6.40%	No	-	4,908,517	4,908,517	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	6.50%	6.40%	No	-	39,340	39,340	-	3,756,589	-	3,756,589
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	7.06%	6.94%	No	-	82,909	82,909	-	5,634,884	-	5,634,884
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	5.00%	4.94%	No	-	59,831	59,831	-	-	7,513,179	7,513,179
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	5.13%	5.06%	No	207,232	-	207,232	-	-	9,391,474	9,391,474
Foreign	Edelnor	Peru	Foreign	Seguro Social de Salud - Essalud	Peru	Sol	7.84%	7.70%	No	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	6.75%	6.64%	No	223,634	-	223,634	-	-	9,391,474	9,391,474
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	7.28%	7.15%	No	171,277	-	171,277	-	-	6,667,946	6,667,946
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	6.50%	6.40%	No	67,827	-	67,827	-	-	9,391,474	9,391,474
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	7.38%	7.24%	No	92,349	-	92,349	-	-	11,269,768	11,269,768
Foreign	Edesur S.A.	Argentina	Foreign	oeds7	Argentina	Ar$	12.28%	11.75%	No	-	-	-	-	-	-	-
94,271,00-3	Enersis S.A.	Chile	97,004,000-5	UF 269 bonds	Chile	U.F.	7.02%	5.75%	No	-	2,799,311	2,799,311	-	-	25,120,127	25,120,127
94,271,00-3	Enersis S.A.	Chile	Foreign	Yankee bonds 2014	USA	US$	7.69%	7.38%	No	-	199,389,819	199,389,819	-	-	-	-
94,271,00-3	Enersis S.A.	Chile	Foreign	Yankee bonds 2016	USA	US$	7.76%	7.40%	No	-	807,913	807,913	134,528,116	-	-	134,528,116
94,271,00-3	Enersis S.A.	Chile	Foreign	Yankee bonds 2026	USA	US$	7.76%	6.60%	No	-	2,476	2,476	-	-	450,115	450,115
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.57%	6.47%	No	143,386	-	143,386	-	5,249,833	-	5,249,833
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.41%	6.31%	No	-	7,410	7,410	-	-	4,695,737	4,695,737
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.38%	6.28%	No	145,018	-	145,018	-	-	4,695,737	4,695,737
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.86%	6.75%	No	84,523	3,756,589	3,841,112	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.61%	6.50%	No	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.54%	6.44%	No	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.74%	6.63%	No	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.70%	6.59%	No	5,425,591	-	5,425,591	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No	143,391	-	143,391	-	-	5,249,834	5,249,834
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	9.20%	9.00%	No	-	5,164,073	5,164,073	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	No	148,259	-	148,259	-	-	4,287,014	4,287,014
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	No	105,649	-	105,649	3,336,269	-	-	3,336,269
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.74%	6.63%	No	159,409	-	159,409	5,249,834	-	-	5,249,834
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No	86,622	-	86,622	5,249,834	-	-	5,249,834
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.87%	5.78%	No	75,877	-	75,877	-	-	5,249,834	5,249,834
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A-10 bonds	Colombia	CP	6.89%	6.72%	No	410,041	-	410,041	57,333,471	-	-	57,333,471
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A102 bonds	Colombia	CP	6.89%	6.72%	No	78,103	-	78,103	10,877,055	-	-	10,877,055
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B-103 bonds	Colombia	CP	7.00%	7.00%	No	2,793,820	-	2,793,820	-	46,227,482	-	46,227,482
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A5 bonds	Colombia	CP	5.54%	5.43%	No	13,546,078	-	13,546,078	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B10 bonds	Colombia	CP	7.64%	7.43%	No	452,160	-	452,160	-	-	43,524,534	43,524,534
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B15 bonds	Colombia	CP	7.96%	7.73%	No	163,078	-	163,078	-	-	15,091,913	15,091,913
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	E5-09 bonds	Colombia	CP	9.27%	9.27%	No	-	26,251,335	26,251,335	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B09-09 bonds	Colombia	CP	7.76%	7.55%	No	1,116,939	-	1,116,939	-	59,334,333	-	59,334,333
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B12 bonds	Colombia	CP	7.97%	7.74%	No	470,239	-	470,239	-	-	24,359,164	24,359,164
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign bonds	Colombia	CP	10.17%	10.17%	No	2,327,070	-	2,327,070	-	-	24,481,561	24,481,561
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo bonds	Colombia	CP	10.17%	10.17%	No	16,722,841	-	16,722,841	-	-	174,754,259	174,754,259
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B10 bonds	Colombia	CP	5.34%	5.24%	No	222,497	-	222,497	-	-	81,524,318	81,524,318
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B15 bonds	Colombia	CP	5.46%	5.36%	No	151,650	-	151,650	-	-	54,347,606	54,347,606
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B12-13 bonds	Colombia	CP	6.85%	6.68%	No	379,429	-	379,429	-	-	98,661,277	98,661,277
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B6-13 bonds	Colombia	CP	6.08%	5.95%	No	142,037	-	142,037	-	-	41,454,410	41,454,410
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B6-13 bonds	Colombia	CP	6.08%	5.95%	No	46,037	-	46,037	-	-	13,436,730	13,436,730
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	Banco Santander Chile - 317 Series-H	Chile	U.F.	7.17%	6.20%	No	-	5,792,134	5,792,134	9,696,776	9,696,776	45,132,233	64,525,785
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	Banco Santander Chile - 522 Series-M	Chile	U.F.	4.82%	4.75%	No	-	481,257	481,257	-	-	229,459,080	229,459,080
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.50%	8.35%	No	-	-	-	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.83%	8.63%	No	3,770,634	-	3,770,634	104,458,309	-	-	104,458,309
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon - First issue S-1	USA	US$	7.96%	7.88%	No	3,543,987	-	3,543,987	-	-	106,741,471	106,741,471
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon - First issue S-2	USA	US$	7.40%	7.33%	No	1,133,296	-	1,133,296	-	-	36,596,392	36,596,392
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon - First issue S-3	USA	US$	8.26%	8.13%	No	717,798	-	717,798	-	-	15,750,432	15,750,432
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	Banco Santander Chile - 264 Series-F	Chile	U.F.	6.44%	6.44%	No	-	-	-	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	Banco Santander Chile - 318 Series-K	Chile	U.F.	3.86%	3.86%	No	-	-	-	-	-	-	-

					Total Unsecured Bonds					126,430,301	280,982,506	407,412,807	511,201,910	425,583,397	#########	2,179,772,922

December 31, 2012								January 1, 2012
Current ThCh$			Non-current ThCh$					Current ThCh$		Non-current ThCh$
Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
-	-	-	-	-	-	-	-	10,463,994	10,463,994	-	-	-	-
-	4,748,371	4,748,371	-	-	-	-	-	60,596	60,596	4,817,554	-	-	4,817,554
132,316	-	132,316	4,689,387	-	-	4,689,387	135,886	-	135,886	4,817,554	-	-	4,817,554

132,316	4,748,371	4,880,687	4,689,387	-	-	4,689,387	135,886	10,524,590	10,660,476	9,635,108	-	-	9,635,108

-	-	-	-	-	-	-	160,282	32,081,924	32,242,206	-	-	-	-
-	-	-	-	-	-	-	2,610,374	51,462,513	54,072,887	-	-	-	-
76,686	-	76,686	13,171,955	13,668,859	-	26,840,814	147,518	-	147,518	27,931,549	14,103,489	-	42,035,038
106,982	12,242,812	12,349,794	25,009,851	-	-	25,009,851	164,014	-	164,014	-	32,546,476	-	32,546,476
1,937,059	-	1,937,059	-	30,829,074	15,414,538	46,243,612	1,941,239	-	1,941,239	-	17,199,885	34,700,328	51,900,213
64,054	-	64,054	-	23,365,572	-	23,365,572	-	-	-	-	-	-	-
2,306,749	-	2,306,749	-	23,717,567	47,973,552	71,691,119	-	-	-	-	-	-	-
402,540	-	402,540	-	105,685,080	-	105,685,080	456,111	-	456,111	-	-	104,210,669	104,210,669
102,531	-	102,531	-	-	21,680,354	21,680,354	181,497	-	181,497	-	-	21,397,849	21,397,849
21,832,974	-	21,832,974	-	-	-	-	114,096	-	114,096	21,397,849	-	-	21,397,849
-	-	-	-	-	-	-	30,623	9,019,194	9,049,817	-	-	-	-
98,018	23,170,878	23,268,896	-	-	-	-	115,603	-	115,603	22,868,952	-	-	22,868,952
101,709	20,460,835	20,562,544	-	-	-	-	91,853	-	91,853	20,194,220	-	-	20,194,220
321,197	-	321,197	-	39,295,641	-	39,295,641	372,955	-	372,955	-	38,783,602	-	38,783,602
349,370	-	349,370	67,751,105	-	-	67,751,105	390,407	-	390,407	66,868,280	-	-	66,868,280
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
392,358	-	392,358	12,150,097	12,150,097	-	24,300,194	-	700,207	700,207	-	28,930,201	-	28,930,201
1,017,294	-	1,017,294	-	49,120,017	24,588,835	73,708,852	-	1,147,175	1,147,175	-	27,571,778	55,430,804	83,002,582
725,664	14,536,627	15,262,291	14,296,446	-	-	14,296,446	1,664,942	15,999,149	17,664,091	32,311,253	-	-	32,311,253
-	78,971	78,971	-	-	9,378,774	9,378,774	-	-	-	-	-	-	-
184,042	-	184,042	-	-	9,378,774	9,378,774	-	-	-	-	-	-	-
-	100,802	100,802	-	-	7,503,020	7,503,020	-	-	-	-	-	-	-
-	-	-	-	-	-	-	7,930,354	-	7,930,354	-	-	-	-
-	47,369	47,369	5,528,788	-	-	5,528,788	48,664	-	48,664	5,679,896	-	-	5,679,896
67,703	-	67,703	-	2,813,632	-	2,813,632	69,553	-	69,553	-	2,890,532	-	2,890,532
-	-	-	-	-	-	-	44,894	-	44,894	-	3,854,043	-	3,854,043
-	10,259	10,259	9,469,916	-	-	9,469,916	10,266	-	10,266	9,476,559	-	-	9,476,559
168,935	-	168,935	-	5,102,053	-	5,102,053	173,552	-	173,552	-	5,241,499	-	5,241,499
133,867	-	133,867	-	3,376,359	-	3,376,359	137,526	-	137,526	-	3,468,639	-	3,468,639
-	43,699	43,699	3,751,510	-	-	3,751,510	-	-	-	-	-	-	-
-	41,423	41,423	3,751,510	-	-	3,751,510	42,555	-	42,555	-	3,854,043	-	3,854,043
15,086	-	15,086	4,689,387	-	-	4,689,387	15,498	-	15,498	4,817,554	-	-	4,817,554
181,860	5,627,265	5,809,125	-	-	-	-	186,831	-	186,831	5,781,065	-	-	5,781,065
174,953	-	174,953	7,503,020	-	-	7,503,020	179,735	-	179,735	-	7,708,087	-	7,708,087
15,778	-	15,778	-	4,689,387	-	4,689,387	16,209	-	16,209	-	4,817,554	-	4,817,554
167,411	-	167,411	-	-	5,627,265	5,627,265	171,987	-	171,987	-	-	5,781,065	5,781,065
-	-	-	-	-	-	-	3,897,275	-	3,897,275	-	-	-	-
-	-	-	-	-	-	-	5,894,881	-	5,894,881	-	-	-	-
-	2,836,092	2,836,092	-	-	-	-	23,074	-	23,074	2,890,532	-	-	2,890,532
-	5,831,170	5,831,170	-	-	-	-	209,478	-	209,478	5,781,065	-	-	5,781,065
205,151	5,627,265	5,832,416	-	-	-	-	210,758	-	210,758	5,781,065	-	-	5,781,065
-	-	-	-	-	-	-	5,082,940	-	5,082,940	-	-	-	-
111,970	-	111,970	4,672,505	-	-	4,672,505	115,030	-	115,030	-	4,800,211	-	4,800,211
-	-	-	-	-	-	-	2,516,119	-	2,516,119	-	-	-	-
-	-	-	-	-	-	-	4,840	-	4,840	-	-	-	-
-	2,857,332	2,857,332	-	-	-	-	44,894	-	44,894	2,890,532	-	-	2,890,532
121,631	-	121,631	-	-	3,751,510	3,751,510	124,955	-	124,955	-	-	3,854,043	3,854,043
-	27,355	27,355	5,627,265	-	-	5,627,265	28,102	-	28,102	-	5,781,065	-	5,781,065
79,202	3,751,510	3,830,712	-	-	-	-	81,366	-	81,366	3,854,043	-	-	3,854,043
-	53,336	53,336	4,753,112	-	-	4,753,112	48,852	-	48,852	4,756,410	-	-	4,756,410
-	17,985	17,985	4,743,193	-	-	4,743,193	17,997	-	17,997	4,746,484	-	-	4,746,484
-	39,287	39,287	-	3,751,510	-	3,751,510	40,360	-	40,360	-	-	3,854,043	3,854,043
-	82,797	82,797	-	5,627,265	-	5,627,265	85,060	-	85,060	-	-	5,781,065	5,781,065
-	55,231	55,231	-	-	7,503,020	7,503,020	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
28,609	750,302	778,911	-	-	-	-	29,390	-	29,390	770,809	-	-	770,809
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	15,571	3,963,560	3,979,131	-	-	-	-
-	2,600,112	2,600,112	4,943,927	5,847,754	16,279,903	27,071,584	-	2,409,255	2,409,255	4,490,426	5,342,947	18,824,480	28,657,853
5,678,277	-	5,678,277	176,552,999	-	-	176,552,999	6,142,514	-	6,142,514	189,274,248	-	-	189,274,248
-	739,151	739,151	-	123,377,492	-	123,377,492	-	799,582	799,582	-	133,177,054	-	133,177,054
-	2,265	2,265	-	-	411,806	411,806	-	2,450	2,450	-	-	445,474	445,474
130,640	-	130,640	-	-	4,783,175	4,783,175	141,895	-	141,895	-	-	5,195,251	5,195,251
-	7,400	7,400	-	-	4,689,388	4,689,388	-	7,603	7,603	-	-	4,817,555	4,817,555
144,821	-	144,821	-	-	4,689,388	4,689,388	148,780	-	148,780	-	-	4,817,555	4,817,555
84,409	-	84,409	3,751,510	-	-	3,751,510	86,706	-	86,706	3,854,084	-	-	3,854,084
4,775,750	-	4,775,750	-	-	-	-	-	33,597	33,597	4,817,555	-	-	4,817,555
-	4,722,091	4,722,091	-	-	-	-	-	15,958	15,958	4,817,555	-	-	4,817,555
-	4,704,921	4,704,921	-	-	-	-	88,723	-	88,723	4,817,555	-	-	4,817,555
109,867	-	109,867	5,308,387	-	-	5,308,387	112,871	-	112,871	5,453,472	-	-	5,453,472
130,645	-	130,645	-	-	-	-	141,900	-	141,900	-	-	5,195,251	5,195,251
-	55,795	55,795	4,649,246	-	4,783,175	9,432,421	-	60,597	60,597	5,049,784	-	-	5,049,784
135,080	-	135,080	-	-	3,905,938	3,905,938	146,718	-	146,718	-	-	4,242,442	4,242,442
96,257	-	96,257	3,039,708	-	-	3,039,708	104,550	-	104,550	-	3,301,582	-	3,301,582
145,239	-	145,239	-	4,783,175	-	4,783,175	157,752	-	157,752	-	5,195,251	-	5,195,251
78,922	-	78,922	-	4,783,175	-	4,783,175	85,722	-	85,722	-	5,195,251	-	5,195,251
69,132	-	69,132	-	-	4,783,175	4,783,175	75,088	-	75,088	-	-	5,195,251	5,195,251
469,671	-	469,671	56,910,929	-	-	56,910,929	-	534,079	534,079	-	-	56,169,355	56,169,355
89,461	-	89,461	9,864,217	-	-	9,864,217	-	101,729	101,729	-	-	9,747,283	9,747,283
183,657	-	183,657	-	-	15,040,745	15,040,745	-	3,654,924	3,654,924	-	-	45,470,431	45,470,431
3,205,705	-	3,205,705	-	46,070,752	-	46,070,752	-	116,036	116,036	-	13,223,871	-	13,223,871
511,529	-	511,529	-	-	43,376,968	43,376,968	-	575,302	575,302	-	-	42,811,747	42,811,747
1,261,346	-	1,261,346	-	-	59,133,165	59,133,165	-	205,704	205,704	-	-	14,844,758	14,844,758
529,504	-	529,504	-	-	24,276,576	24,276,576	-	1,146,419	1,146,419	-	24,666,371	-	24,666,371
134,607	-	134,607	13,398,459	-	-	13,398,459	-	1,416,305	1,416,305	-	-	58,362,634	58,362,634
1,161,554	-	1,161,554	24,992,028	-	-	24,992,028	-	592,993	592,993	-	-	23,960,242	23,960,242
2,318,404	-	2,318,404	-	-	24,390,398	24,390,398	-	2,288,195	2,288,195	-	-	24,072,581	24,072,581
16,660,570	-	16,660,570	-	-	175,274,820	175,274,820	-	16,443,475	16,443,475	-	-	172,990,913	172,990,913
264,062	-	264,062	-	-	81,301,327	81,301,327	-	-	-	-	-	-	-
179,360	-	179,360	-	-	54,200,884	54,200,884	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	5,731,907	5,731,907	9,501,752	9,501,752	48,775,725	67,779,229	-	5,653,703	5,653,703	9,274,316	9,274,316	51,798,587	70,347,219
-	446,803	446,803	-	-	224,665,832	224,665,832	-	436,109	436,109	-	-	218,509,846	218,509,846
6,679,443	191,984,000	198,663,443	-	-	-	-	7,225,533	-	7,225,533	206,726,825	-	-	206,726,825
3,449,713	-	3,449,713	94,914,421	-	-	94,914,421	3,731,750	-	3,731,750	-	102,843,263	-	102,843,263
3,242,355	-	3,242,355	-	-	97,491,553	97,491,553	3,507,440	-	3,507,440	-	-	105,516,202	105,516,202
1,036,841	-	1,036,841	-	-	33,456,554	33,456,554	1,121,609	-	1,121,609	-	-	36,254,989	36,254,989
656,705	-	656,705	-	-	13,944,705	13,944,705	710,395	-	710,395	-	-	15,584,934	15,584,934
-	-	-	-	-	-	-	31,548,592	-	31,548,592	-	-	-	-
-	-	-	-	-	-	-	-	699,402	699,402	-	-	88,931,329	88,931,329

85,104,909	309,285,047	394,389,956	594,697,243	517,556,213	1,092,454,842	2,204,708,298	91,218,618	151,567,139	242,785,757	687,373,937	503,771,010	1,248,768,956	2,439,913,903

Appendix No. 4, letter b) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured obligations detailed above.

- Detail of Finance Lease Obligations

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2013
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	2.00%	1,347,864	3,986,173	5,334,037	14,566,758	11,515,608	-	26,082,366
Foreign	Edelnor	Peru	Foreign	Banco BBVA Continental	Peru	Sol	6.27%	989,495	1,675,819	2,665,314	490,678	-	-	490,678
Foreign	Edesur S.A.	Argentina	Foreign	COMAFI	Argentina	Ar$	25.15%	70,850	100,910	171,760	-	-	-	-
Foreign	EE Piura	Peru	Foreign	Banco Scotiabank	Peru	US$	5.80%	-	4,681,911	4,681,911	12,853,072	9,859,216	21,464,788	44,177,076
91,081,000-6	Endesa S.A. (Chile)	Chile	87,509,100-K	Abengoa Chile	Chile	US$	6.50%	-	1,193,881	1,193,881	2,625,612	2,978,035	10,930,941	16,534,588

			Total Leasing					2,408,209	11,638,694	14,046,903	30,536,120	24,352,859	32,395,729	87,284,708

December 31, 2012							January 1, 2012
Current			Non-current				Current			Non-current
Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
1,231,661	3,610,794	4,842,455	11,478,411	17,127,941	-	28,606,352	1,918,477	6,218,565	8,137,042	10,519,276	14,415,305	11,395,943	36,330,524
1,191,889	2,701,760	3,893,649	2,178,152	-	-	2,178,152	579,527	3,648,359	4,227,886	2,859,893	-	-	2,859,893
72,637	390,074	462,711	202,235	-	-	202,235	121,499	280,084	401,583	593,623	-	-	593,623
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	1,025,604	1,025,604	2,255,535	2,558,284	11,405,767	16,219,586	1,041,741	-	1,041,741	2,291,023	2,598,536	13,765,541	18,655,100

2,496,187	7,728,232	10,224,419	16,114,333	19,686,225	11,405,767	47,206,325	3,661,244	10,147,008	13,808,252	16,263,815	17,013,841	25,161,484	58,439,140
Appendix No. 4 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

- Detail of Other Obligations

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2013
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
96,589,170-6	Empresa Eléctrica Pangue	Chile	N/A	Other	Chile	Ch$	N/A	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	N/A	Other	Chile	Ch$	N/A	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt))	Argentina	US$	7.42%	73,993,677	-	73,993,677	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	7.42%	22,907,475	-	22,907,475	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Other	Argentina	Ar$	17.29%	3,249,165	2,171,469	5,420,634	1,447,643	-	-	1,447,643
96,827,970-K	Endesa Eco S.A.	Chile	96601250-1	Inversiones Centinela S.A.	Chile	US$	6.10%	-	-	-	-	-	-	-
Foreign	Hidroinvest S.A.	Argentina	Foreign	Other	Argentina	US$	2.67%	-	281,066	281,066	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Other	Argentina	Ar$	19.79%	-	-	-	-	975,589	-	975,589
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	0.78%	635	-	635	-	-	-	-
Foreign	Ampla Energía E Servicios S.A.	Brazil	Foreign	Eletrobrás	Brazil	Real	6.54%	312,100	932,977	1,245,077	2,458,601	1,950,364	882,077	5,291,042
Foreign	Ampla Energía E Servicios S.A.	Brazil	Foreign	Bndes	Brazil	Real	8.57%	3,253,636	14,562,362	17,815,998	46,219,847	41,924,728	29,419,619	117,564,194
96,800,570-7	Chilectra S.A.	Chile	N/A	Other	Chile	Ch$	N/A	-	-	-	-	-	-	-
94,271,000-3	Enersis S.A.	Chile	N/A	Other	Chile	Ch$	N/A	-	-	-	-	-	-	-
Foreign	Dock Sud	Argentina	Foreign	YPF Internacional	Argentina	US$	5.27%	-	39,208,345	39,208,345	-	-	-	-
Foreign	Dock Sud	Argentina	Foreign	YPF Argentina	Argentina	US$	3.27%	-	2,381,532	2,381,532	-	-	-	-
Foreign	Dock Sud	Argentina	Foreign	PAN American Energy	Argentina	US$	3.27%	-	4,786,694	4,786,694	-	-	-	-
Foreign	Dock Sud	Argentina	Foreign	Repsol International Finance	Argentina	US$	3.91%	-	1,551,476	1,551,476	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Nordeste	Brazil	Real	7.79%	3,443,419	10,247,190	13,690,609	9,450,057	9,450,056	1,181,259	20,081,372
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Eletrobras	Brazil	Real	6.26%	624,659	1,864,973	2,489,632	4,913,450	4,356,883	5,928,801	15,199,134
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	US$	4.38%	13,448	36,224	49,672	-	-	1,447,118	1,447,118
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	Real	14.96%	919,318	-	919,318	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	BNDES	Brazil	Real	8.70%	2,894,668	11,535,775	14,430,443	13,367,147	13,367,147	12,776,112	39,510,406
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Faelce	Brazil	Real	13.22%	1,431,918	1,421,258	2,853,176	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	BEI	Brazil	US$	5.49%	-	-	-	-	-	-	-

			Total					113,044,118	90,981,341	204,025,459	77,856,745	72,024,767	51,634,986	201,516,498

December 31, 2012							January 1, 2012
Current			Non-current				Current			Non-current
Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
-	-	-	-	-	-	-	2	-	2	-	-	-	-
-	-	-	-	-	-	-	27	-	27	-	-	-	-
70,025,348	-	70,025,348	-	-	-	-	7,749,998	14,969,290	22,719,288	12,851,153	37,735,332	-	50,586,485
14,355,259	-	14,355,259	-	-	-	-	-	13,925,511	13,925,511	-	-	-	-
1,791,317	3,600,814	5,392,131	5,629,544	-	-	5,629,544	679,866	1,133,110	1,812,976	-	-	-	-
2,022,260	-	2,022,260	-	-	-	-	3,929,271	-	3,929,271	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
172,980	640,394	813,374	2,375,163	2,224,100	1,703,248	6,302,511	205,853	613,419	819,272	2,035,832	2,239,892	2,816,907	7,092,631
3,218,667	9,027,835	12,246,502	23,271,708	22,831,600	12,665,160	58,768,468	4,941,520	10,526,077	15,467,597	23,343,601	22,203,629	22,367,250	67,914,480
-	-	-	-	-	-	-	-	1,235	1,235	-	-	-	-
-	-	-	-	-	-	-	-	3,958	3,958	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
1,524,427	6,381,892	7,906,319	19,261,134	9,944,359	6,165,602	35,371,095	1,975,303	6,454,541	8,429,844	24,074,744	5,911,192	6,650,091	36,636,027
867,551	2,252,314	3,119,865	5,005,894	4,687,321	7,797,798	17,491,013	1,289,715	3,067,631	4,357,346	6,534,103	5,634,274	11,052,898	23,221,275
13,741	66,375	80,116	33,187	-	1,325,728	1,358,915	16,411	113,158	129,569	108,803	-	1,448,799	1,557,602
977,200	2,940,005	3,917,205	910,845	-	-	910,845	1,049,301	3,073,192	4,122,493	5,366,340	-	-	5,366,340
3,493,261	8,605,380	12,098,641	11,473,840	-	-	11,473,840	5,567,428	16,072,830	21,640,258	27,967,533	-	-	27,967,533
-	2,826,796	2,826,796	1,413,400	-	-	1,413,400	-	3,176,291	3,176,291	4,764,438	-	-	4,764,438
-	-	-	-	-	-	-	-	4,532,108	4,532,108	-	-	-	-

98,462,011	36,341,805	134,803,816	69,374,715	39,687,380	29,657,536	138,719,631	27,404,695	77,662,351	105,067,046	107,046,547	73,724,319	44,335,945	225,106,811

Appendix No. 4 letter d) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle these Other Obligations.

19.4    Hedged Debt

Of the U.S. dollar denominated debt held by Enersis, as of December 31, 2013, ThCh$754,177,869 is related to future cash flow hedges for the Group’s U.S. dollar-linked operating income (ThCh$663,941,768 and ThCh$739,686,386 as of December 31, 2012 and January 1, 2012, respectively) (see Note 3.m).

The following table details changes in “Reserve for cash flow hedges” as of December 31, 2013, December 31, 2012, and January 1, 2012 due to exchange differences of this debt:

	12-31-2013	12-31-2012	01-01-2012
Balance in hedging reserves (hedging income) at the beginning of the period, net	37,372,801	30,554,503	67,748,527
Foreign currency exchange differences recorded in equity, net	(24,792,601)	17,591,453	(28,520,464)
Recognition of foreign currency exchange differences in profit and loss, net	(10,087,806)	(10,657,638)	(9,306,696)
Foreign currency translation differences	(76,955)	(115,517)	633,136
Balance in hedging reserves (hedging income) at the end of the period, net	2,415,439	37,372,801	30,554,503

19.5    Other Information

As of December 31, 2013, the Enersis Group has long-term lines of credit available for use amounting to ThCh$208,900,680 (ThCh$240,683,000 and ThCh$238,832,000 as of December 31, 2012 and January 1, 2012, respectively).

20. RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

-    Compliance with good corporate governance standards.

-    Strict compliance with all the Group’s internal policies.

-    Each business and corporate area determines:

I.	The markets in which it can operate based on its knowledge and ability to ensure effective risk management.

II.	Criteria regarding counterparts.

III.	Authorized operators.

-	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

-	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

-

Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Enersis policies, standards, and procedures.

20.1  Interest Rate Risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

In compliance with the current interest rate hedging policy, the proportion of fixed debt and/or hedged debt over the net total debt was 72% as of December 31, 2013.

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set floating rate at fixed rate.

The financial debt structure of the Group detailed by fixed and/or hedged and floating interest rate on total net debt, net of hedging derivative instruments, is as follows:

Net position:

	12-31-2013	12-31-2012	01-01-2012
	%	%	%
Fixed interest rate	72%	60%	61%
Floating interest rate	28%	40%	39%
Total	100%	100%	100%

20.2  Exchange Rate Risk

Exchange rate risks involve basically the following transactions:

-	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.

-	Payments to be made for the acquisition of project-related materials and for corporate insurance policies in a currency other than that in which its cash flows are indexed.

-    Income in Group companies directly linked to changes in the dollar.

-	Cash flows from foreign subsidiaries to the Chilean parent company which are exposed to exchange rate fluctuations.

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

20.3  Commodities Risk

The Group has a risk exposure to price changes in certain commodities, basically due to:

-	Purchases of fuel used to generate electricity.

-	Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Company has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers and with regulated customers subject to long-term tender processes, establishing indexation polynomials that allow for reducing commodities exposure risk.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Company is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results. As of December 31, 2013, the Group has no derivative operations in effect for commodities. As of December 31, 2012, the Group had swap operations for 462,000 barrels of Brent crude oil for January 2013, and 365,000 tons of coal for February through June of 2013. (As of January 1, 2012, there were no hedging instruments in effect.)

Depending on operating conditions, which are constantly being updated, these hedges may be modified or may cover other commodities (see Note 21.3).

20.4  Liquidity Risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives, see Notes 19 and 20, and Appendix No. 4.

As of December 31, 2013, the Group has cash and cash equivalent totaling ThCh$1,606,387,569 and unconditionally available lines of long-term credit totaling ThCh$208,900,680. As of December 31, 2012, the Group had ThCh$815,832,061 in cash and cash equivalents and ThCh$240,683,000 in unconditionally available lines of long-term credit (ThCh$1,187,684,209 and ThCh$238,832,000 respectively, as of January 1, 2012).

20.5  Credit Risk

The Enersis Group closely monitors its credit risk.

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

Banks that have received investment grade ratings from the three major international rating agencies (Moody’s, S&P, and Fitch) are selected for making investments.

Investments may be backed with treasury bonds from the countries in which the company operates and/or with commercial papers issued by the highest rated banks; the latter are preferred, as they offer higher returns (always in line with current investment policies).

Derivative instruments are entered into with entities with solid creditworthiness; all derivative transactions are performed with entities with investment grade ratings.

20.6  Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Company, thereby reducing volatility in the income statement.

The portfolio of positions included in calculating the current Value at Risk consists of the following:

-	Financial debt

-	Hedge derivatives for debt, dividends, and projects.

The VaR determined represents the potential loss in value of the portfolio of positions described above in one day with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

-	U.S. dollar Libor interest rate.

-	The different currencies with which our companies operate and the customary local indices used in the banking industry.

-	The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping simulations. The number of scenarios generated ensures compliance with the simulation convergence criteria. The table of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price returns has been applied to simulate the future price scenario.

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

Taking into account the assumptions described above, the Value at Risk of the previously discussed positions, broken down by type of position, is shown in the following table:

Financial Positions	12-31-2013	12-31-2012
	ThCh$	ThCh$
Interest rate	17,236,855	15,933,808
Exchange rate	3,074,168	2,346,380
Correlation	(390,965)	(468,249)
Total	19,920,058	17,811,939

The Value at Risk positions have varied during the 2013 and 2012 fiscal years depending on the start/maturity of operations throughout each year.

21. FINANCIAL INSTRUMENTS

21.1    Financial instruments, classified by type and category

a)      The detail of financial assets, classified by type and category, as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

	December 31, 2013
	Financial assets held for trading ThCh$	Financial assets at fair value with change in profit or loss ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Financial derivatives for hedging ThCh$

Derivative instruments	4,107,362	-	-	-	-	25,142,725
Other financial assets	-	163,288,698	588,490,652	1,079,283,455	-	-
Total Current	4,107,362	163,288,698	588,490,652	1,079,283,455	-	25,142,725

Equity instruments	-	-	-	-	4,158,231	-
Derivative instruments	-	-	-	-	-	4,403,506
Other financial assets	-	-	34,867,362	223,045,673	448,107,319	-
Total Non-current	-	-	34,867,362	223,045,673	452,265,550	4,403,506

Total	4,107,362	163,288,698	623,358,014	1,302,329,128	452,265,550	29,546,231

	December 31, 2012
	Financial assets held for trading	Financial assets at fair value with change in profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Derivative instruments	-	-	-	-	-	51,876
Other financial assets	-	194,196,327	-	894,613,988	-	-
Total Current	-	194,196,327	-	894,613,988	-	51,876

Equity instruments	-	-	-	-	4,178,597	-
Derivative instruments	-	-	-	-	-	32,384,466
Other financial assets	-	-	27,045,746	203,082,205	375,227,434	-
Total Non-current	-	-	27,045,746	203,082,205	379,406,031	32,384,466

Total	-	194,196,327	27,045,746	1,097,696,193	379,406,031	32,436,342

	January 1, 2012
	Financial assets held for trading	Financial assets at fair value with change in profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity instruments	-	-	-	-	-	-
Derivative instruments	47,504	-	-	-	-	748,078
Other financial assets	-	-	-	1,012,063,837	-	-
Total Current	47,504	-	-	1,012,063,837	-	748,078

Equity instruments	-	-	-	-	4,085,253	-
Derivative instruments	-	-	-	-	-	12,178,355
Other financial assets	-	-	20,793,960	443,317,694	-	-
Total Non-current	-	-	20,793,960	443,317,694	4,085,253	12,178,355

Total	47,504	-	20,793,960	1,455,381,531	4,085,253	12,926,433

b)      The detail of financial liabilities, classified by type and category, as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

	December 31, 2013
	Financial liabilities held for trading ThCh$	Financial liabilities at fair value with change in profit or loss ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$

Interest-bearing loans	4,393,053	-	783,530,545	-
Derivative instruments	1,410,556	-	-	117,341,051
Other financial liabilities	-	-	1,624,004,602	-
Total Current	5,803,609	-	2,407,535,147	117,341,051

Interest-bearing loans	4,707,155	-	2,688,310,192	-
Derivative instruments	-	-	-	97,231,764
Other financial liabilities	-	-	23,063,878	-
Total Non-current	4,707,155	-	2,711,374,070	97,231,764

Total	10,510,764	-	5,118,909,217	214,572,815

	December 31, 2012
	Financial liabilities held for trading ThCh$	Financial liabilities at fair value with change in profit or loss ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$

Interest-bearing loans	3,755,999	2,022,260	647,794,289	-
Derivative instruments	-	-	-	4,850,754
Other financial liabilities	-	-	1,345,111,257	-
Total Current	3,755,999	2,022,260	1,992,905,546	4,850,754

Interest-bearing loans	8,336,860	-	2,686,414,838	-
Derivative instruments	-	-	-	233,368,171
Other financial liabilities	-	-	14,257,438	-
Total Non-current	8,336,860	-	2,700,672,276	233,368,171

Total	12,092,859	2,022,260	4,693,577,822	238,218,925

	January 1, 2012
	Financial liabilities held for trading ThCh$	Financial liabilities at fair value with change in profit or loss ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$

Interest-bearing loans	11,601,335	3,929,271	637,132,100	-
Derivative instruments	807,105	-	-	6,200,643
Other financial liabilities	-	-	1,374,639,101	-
Total Current	12,408,440	3,929,271	2,011,771,201	6,200,643

Interest-bearing loans	13,215,469	-	3,045,226,089	-
Derivative instruments	-	-	-	212,913,735
Other financial liabilities	-	-	14,304,607	-
Total Non-current	13,215,469	-	3,059,530,696	212,913,735

Total	25,623,909	3,929,271	5,071,301,897	219,114,378

21.2        Derivative Instruments

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

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2013, December 31, 2012, and January 1, 2012, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2013				December 31, 2012				January 1, 2012
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest rate hedge:	4,013,126	4,393,690	1,245,586	1,079,984	-	3,183,912	184,337	5,583,530	-	2,792,448	119,964	7,048,868
Cash flow hedge	4,013,126	4,393,690	1,245,586	1,079,984	-	3,183,912	184,337	5,583,530	-	2,792,448	119,964	7,048,868
Exchange rate hedge:	21,129,599	9,816	116,095,465	96,151,780	51,876	29,200,554	4,666,417	227,784,641	748,078	9,385,907	6,080,679	205,864,867
Cash flow hedge	21,129,599	9,816	116,081,484	94,681,404	51,876	29,200,554	4,648,602	224,676,991	748,078	9,385,907	3,070,825	201,717,556
Fair value hedge	-	-	13,981	1,470,376	-	-	17,815	3,107,650	-	-	3,009,854	4,147,311
TOTAL	25,142,725	4,403,506	117,341,051	97,231,764	51,876	32,384,466	4,850,754	233,368,171	748,078	12,178,355	6,200,643	212,913,735

-          General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

For the years ended December 31, 2013, 2012, and 2011, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

Detail of Hedge Instruments	Description of Hedge Instrument	Description of Hedged Instrument	Fair Value of Hedged Instruments 12/31/2013	Fair Value of Hedged Instruments 12/31/2012	Fair Value of Hedge Instruments 1/1/2012

SWAP	Interest rate	Bank borrowings	6,081,246	(2,583,955)	(4,376,384)
SWAP	Exchange rate	Bank borrowings	(1,484,357)	(3,125,465)	(7,157,165)
SWAP	Exchange rate	Unsecured obligations (bonds)	(189,623,473)	(200,073,163)	(194,654,396)

For fair value hedges the gain or losses recognized on the hedging instrument and on the underlying hedged item is detailed in the following table:

	December 31, 2013		December 31, 2012		December 31, 2011
	Gains ThCh$	Losses ThCh$	Gains ThCh$	Losses ThCh$	Gains ThCh$	Losses ThCh$
Hedge instrument	697,443	-	381,011	-	4,034,969	-
Hedged item	-	1,556,853	-	2,167,393	-	4,763,189
TOTAL	697,443	1,556,853	381,011	2,167,393	4,034,969	4,763,189

b)	Financial derivative instrument assets and liabilities at fair value with changes in net income

As of December 31, 2013, December 31, 2012, and January 1, 2012, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2013				December 31, 2012				January 1, 2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	Current ThCh$	Current ThCh$	Non-current ThCh$	Non-current ThCh$	Current ThCh$	Current ThCh$	Non-current ThCh$	Non-current ThCh$	Current ThCh$	Current ThCh$	Non-current ThCh$	Non-current ThCh$

Non-hedging derivative instruments	4,107,362	1,410,556	-	-	-	-	-	-	47,504	807,105	-	-

c)     Other information on derivatives

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2013, December 31, 2012, and January 1, 2012:

Financial Derivatives	December 31, 2013
	Fair value	Notional value
		Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	6,081,246	127,289,996	33,022,809	42,602,326	20,964,119	-	-	223,879,250
Cash flow hedge	6,081,246	127,289,996	33,022,809	42,602,326	20,964,119	-	-	223,879,250
Exchange rate hedge:	(191,107,830)	528,667,696	2,681,268	220,782,812	-	-	-	752,131,776
Cash flow hedge	(189,623,473)	527,137,108	1,041,243	220,782,812	-	-	-	748,961,163
Fair value hedge	(1,484,357)	1,530,588	1,640,025	-	-	-	-	3,170,612
Derivatives not designated for hedge accounting	2,696,806	294,635,535	-	-	-	-	-	294,635,535
TOTAL	(182,329,778)	950,593,226	35,704,077	263,385,139	20,964,119	-	-	1,270,646,561

Financial Derivatives	December 31, 2012
	Fair value	Notional value
		Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(2,583,955)	6,587,265	117,831,384	33,525,893	43,789,494	20,679,250	-	222,413,286
Cash flow hedge	(2,583,955)	6,587,265	117,831,384	33,525,893	43,789,494	20,679,250	-	222,413,286
Exchange rate hedge:	(203,198,628)	10,905,551	490,286,790	1,785,653	216,342,351	-	-	719,320,345
Cash flow hedge	(200,073,163)	9,407,392	488,681,512	65,598	216,342,351	-	-	714,496,853
Fair value hedge	(3,125,465)	1,498,159	1,605,278	1,720,055	-	-	-	4,823,492
Derivatives not designated for hedge accounting	-	-	-	-	-	-	-	-
TOTAL	(205,782,583)	17,492,816	608,118,174	35,311,546	260,131,845	20,679,250	-	941,733,631

Financial Derivatives	January 1, 2012
	Fair value	Notional value
		Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(4,376,384)	10,780,523	7,125,818	125,247,877	6,893,698	5,292,723	8,368,224	163,708,863
Cash flow hedge	(4,376,384)	10,780,523	7,125,818	125,247,877	6,893,698	5,292,723	8,368,224	163,708,863
Exchange rate hedge:	(201,811,561)	29,287,450	10,912,595	499,430,704	2,091,618	211,163,933	-	752,886,300
Cash flow hedge	(194,654,396)	23,473,223	9,147,062	497,538,936	64,588	211,163,933	-	741,387,742
Fair value hedge	(7,157,165)	5,814,227	1,765,533	1,891,768	2,027,030	-	-	11,498,558
Derivatives not designated for hedge accounting	(759,601)	17,569,294	-	-	-	-	-	17,569,294
TOTAL	(206,947,546)	57,637,267	18,038,413	624,678,581	8,985,316	216,456,656	8,368,224	934,164,457

The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

21.3      Fair value hierarchies

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.g.5.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2013, December 31, 2012, and January 1, 2012:

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	12-31-2013	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedge	29,546,231	-	29,546,231	-
Financial derivatives not designated for hedge accounting	4,107,362	-	4,107,362	-
Commodity derivatives designated as cash flow hedge	129,780	-	129,780	-
Financial assets at fair value with change in net income	163,288,698	163,288,698	-	-
Available-for-sale financial assets, non-current	448,136,514	29,195	448,107,319	-
Total	645,208,585	163,317,893	481,890,692	-
Financial Liabilities
Financial derivatives designated as cash flow hedge	213,088,458	-	213,088,458	-
Financial derivatives designated as fair value hedge	1,484,357	-	1,484,357	-
Commodity derivatives designated as cash flow hedge	-	-	-	-
Financial derivatives not designated for hedge accounting	1,410,556	-	1,410,556	-
Interest-bearing borrowings, short term	4,393,053	-	4,393,053	-
Interest-bearing borrowings, long term	4,707,155	-	4,707,155	-
Other short-term financial liabilities	-	-	-	-
Total	225,083,579	-	225,083,579	-

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	12-31-2012 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$
Financial Assets
Financial derivatives designated as cash flow hedge	32,436,342	-	32,436,342	-
Commodity derivatives designated as cash flow hedge	784,741	-	784,741	-
Financial assets at fair value with change in net income	194,196,327	194,196,327	-	-
Available-for-sale financial assets, non-current	375,258,902	31,468	375,227,434	-
Total	602,676,312	194,227,795	408,448,517	-
Financial Liabilities
Financial derivatives designated as cash flow hedge	235,093,460	-	235,093,460	-
Financial derivatives designated as fair value hedge	3,125,465	-	3,125,465	-
Commodity derivatives designated as cash flow hedge	32,200	-	32,200	-
Interest-bearing borrowings, short term	3,755,999	-	3,755,999	-
Interest-bearing borrowings, long term	8,336,860	-	8,336,860	-
Other short-term financial liabilities	2,022,260	-	-	2,022,260
Total	252,366,244	-	250,343,984	2,022,260

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	01-01-2012 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$
Financial Assets
Financial derivatives designated as cash flow hedge	12,926,433	-	12,926,433	-
Financial derivatives not designated for hedge accounting	47,504	-	47,504	-
Available-for-sale financial assets, non-current	86,852	86,852	-	-
Total	13,060,789	86,852	12,973,937	-
Financial Liabilities
Financial derivatives designated as cash flow hedge	211,957,213	-	211,957,213	-
Financial derivatives designated as fair value hedge	7,157,165	-	7,157,165	-
Financial derivatives not designated for hedge accounting	807,105	-	807,105	-
Interest-bearing borrowings, short term	11,601,335	-	11,601,335	-
Interest-bearing borrowings, long term	13,215,469	-	13,215,469	-
Other short-term financial liabilities	3,929,271	-	-	3,929,271
Total	248,667,558	-	244,738,287	3,929,271

21.3.1	The following is the reconciliation between opening and closing balances for financial instruments whose fair value is classified at level 3:

Non-current Interest-bearing Borrowings	ThCh$
Balance at January 1, 2012	3,929,271
Total profit recognized in financial profit or loss	(1,907,011)
Balance at December 31, 2012	2,022,260
Total profit recognized in financial profit or loss	(2,022,260)
Balance at December 31, 2013	0

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

22. TRADE AND OTHER PAYABLES

The breakdown of Trade and other payables as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

	Current			Non-current

Trade and Other Payables	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$
Trade payables	503,498,609	403,045,758	383,776,345	-	-	-
Other payables	916,093,723	791,805,992	829,611,968	23,063,878	14,257,438	14,304,607
Total	1,419,592,332	1,194,851,750	1,213,388,313	23,063,878	14,257,438	14,304,607

The detail of Trade Accounts and other Payables as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

		Current		Non-current
				One to five years
Trade and Other Payables	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$
Energy suppliers	473,475,615	362,234,278	349,896,152	-	-	-
Fuel and gas suppliers	30,022,994	40,811,480	33,880,193	-	-	-
Payables for goods and services	585,516,463	531,033,373	517,210,243	-	24,806	243,790
Dividends payable to non-controlling interests	171,536,664	117,317,629	161,073,860	-	-	-
Fines and complaints (*)	84,104,347	78,970,305	74,994,982	-	-	-
Research and development	21,530,534	24,036,804	17,971,576	16,772,447	7,544,852	3,894,943
Payables to tax authorities	2,834,294	5,416,568	17,684,946	126,137	4,151,439	7,580,699
Mitsubishi contract (LTSA)	24,837,227	16,988,406	11,514,861	-	-	-
Obligations for social programs	9,647,096	3,663,538	14,987,123	-	-	-
Other payables	16,087,098	14,379,369	14,174,377	6,165,294	2,536,341	2,585,175
Total	1,419,592,332	1,194,851,750	1,213,388,313	23,063,878	14,257,438	14,304,607

See Note 20.4 for the description of the liquidity risk management policy.

(*) This corresponds mainly to fines and complaints our Argentine subsidiary Edesur S.A. has received during this and previous fiscal years from the regulatory agency due to business service quality, technical product quality, and public safety. These fines have not been paid, as some were suspended under the Agreement Act signed in 2007 with the Argentine government, and others are pending until the Integral Tariff Review (ITR) takes place (see Note 5.2).

    23. PROVISIONS

a)	The breakdown of provisions as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

Provisions	Current			Non-current
	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Provision for legal proceedings	56,337,107	31,476,623	49,741,677	164,694,598	155,901,482	186,626,567
Decommissioing, restoration, and rehabilitation costs (1)	-	-	-	24,109,594	20,475,846	13,472,195
Provision for suppliers and services	14,682,069	11,635,899	9,689,600	5,163,161	-	-
Provision for employee benefits	33,253,379	27,311,156	31,162,406	-	100,707	65,221
Other provisions	14,310,103	19,307,024	8,595,703	-	97,000	1,851,856

Total	118,582,658	89,730,702	99,189,386	193,967,353	176,575,035	202,015,839

(1)      See Note 3a.

b)	Changes in provisions as of December 31, 2013, December 31, 2012, and January 1, 2012 are as follows:

Changes in Provisions	Legal Proceedings ThCh$	Decommissioning, Restoration, and Rehabilitation Costs ThCh$	Other Provisions ThCh$	Total ThCh$

Opening balance at January 1, 2013	187,378,105	20,475,846	58,451,786	266,305,737
Additional provisions	-	2,176,598	-	2,176,598
Increase (decrease) in existing provisions	30,020,151	14,952	28,019,971	58,055,074
Acquisitions through business combinations under common control	9,403,960	357,755	-	9,761,715
Provision used	(23,712,842)	(207,158)	(16,114,633)	(40,034,633)
Increase from adjustment to value of money over time	18,085,233	1,216,334	19,256,130	38,557,697
Foreign currency translation	(9,039,781)	75,267	(8,375,698)	(17,340,212)
Other increase (decrease)	8,896,879	-	(13,828,844)	(4,931,965)
Total Changes in Provisions	33,653,600	3,633,748	8,956,926	46,244,274
Balance at December 31, 2013	221,031,705	24,109,594	67,408,712	312,550,011

Changes in Provisions	Legal Proceedings ThCh$	Decommissioning, Restoration, and Rehabilitation Costs ThCh$	Other Provisions ThCh$	Total ThCh$

Opening balance at January 1, 2012	236,368,244	13,472,195	51,364,786	301,205,225
Additional provisions	-	6,350,280	-	6,350,280
Increase (decrease) in existing provisions	(10,979,847)	2,890	1,732,867	(9,244,090)
Provision used	(35,949,989)	(112,792)	(18,253,231)	(54,316,012)
Unused provision reversed	-	-	-	-
Increase from adjustment to value of money over time	26,299,019	513,394	20,531,128	47,343,541
Foreign currency translation	(28,541,694)	206,748	(7,091,382)	(35,426,328)
Other increase (decrease)	182,372	43,131	10,167,618	10,393,121
Total Changes in Provisions	(48,990,139)	7,003,651	7,087,000	(34,899,488)
Balance at December 31, 2012	187,378,105	20,475,846	58,451,786	266,305,737

24. EMPLOYEE BENEFIT OBLIGATIONS

24.1  General information

Enersis S.A. and certain of its subsidiaries in Chile, Brazil, Colombia, and Argentina provide various post-employment benefits for all or some of its active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

a)  Defined benefit plans

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

b)  Other benefits

Five-year benefit: A benefit certain employees receive after 5 years and which begin to accrue from the second year onwards.

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

Seniority bonuses in Peru: There is an agreement to give workers (“subject to the collective agreement”) an extraordinary bonus for years of service upon completion of the equivalent of five years of actual work. This benefit is given according to the following scale:

After 5, 10, and 15 years	–	1	basic monthly salary
After 20 years	–	1 1⁄2	basic monthly salaries
After 25, 30, 35, and 40 years		2 1⁄2	basic monthly salaries

c)  Defined contribution benefits

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability, or death.

24.2  Details, Changes, and Presentation in Financial Statements

a)	The post-employment obligations associated with defined benefits plans and the related assets plan as of December 31, 2013, December 31, 2012, and January 1, 2012 are detailed as follows:

General ledger accounts:

	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Post-employment obligations non/current	238,514,991	256,161,368	269,353,075

Total Liabilities	238,514,991	256,161,368	269,353,075

Total post-employment obligations, net	238,514,991	256,161,368	269,353,075

Reconciliation with general ledger accounts:

	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Post-employment obligations	521,850,486	628,823,491	592,212,012
(-) Fair value of asset plan (*)	(322,830,274)	(393,880,165)	(366,137,888)

Total	199,020,212	234,943,326	226,074,124

Amount not recognized as an asset due to limit on Defined Benefit Plan Assets	39,494,779	21,218,042	43,278,951

Total post-employment obligations, net	238,514,991	256,161,368	269,353,075
(*) Plan assets to fund defined benefit plans in our Brazilian subsidiaries (Ampla and Coelce) only; the remaining defined benefit plans in our other subsidiaries are unfunded.

 The following table presents the balance recorded in the Consolidated Financial Situation Statement as a result of the difference between the actuarial liability from defined benefit commitments and the fair value of the assets affected as of December 31, 2013 and the close of the four previous fiscal years:

	12-31-2013	12-31-2012	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Actuarial liability	521,850,486	628,823,491	592,212,012	548,004,356	503,721,949
Assets affected	(322,830,274)	(393,880,165)	(366,137,888)	(377,239,859)	(362,690,337)
Difference	199,020,212	234,943,326	226,074,124	170,764,497	141,031,612
Limitation not recognized due to limit on Benefit Plan Assets	39,494,779	21,218,042	43,278,951	42,952,266	39,960,319
Transfer to assets classified as held for sale	-	-	-	(2,786,493)	-
Accounting balance of actuarial liability deficit	238,514,991	256,161,368	269,353,075	210,930,270	180,991,931

b)	The following amounts were recognized in the consolidated statement of comprehensive income as of December 31, 2013 and December 31, 2012:

Expense Recognized in Profit or Loss	12-31-2013	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$
Current service cost for defined benefits plan	4,462,712	3,689,477	4,323,923
Interest cost for defined benefits plan	54,773,138	53,828,477	56,225,969
Interest income from the plan’s assets	(37,219,214)	(34,379,133)	(44,345,866)
Interest cost on asset ceiling components	2,422,955	-	-

Expenses recognized in Profit or Loss	24,439,591	23,138,821	16,204,026
Net actuarial (gains) losses	(6,351,518)	14,044,750	61,614,524
Total expense recognized in Comprehensive Income	18,088,073	37,183,571	77,818,550

c)	The presentation of net actuarial liabilities at December 31, 2013 is as follows:

Net Actuarial Liabilities	ThCh$
Opening balance at January 1, 2013	256,161,368
Net interest cost	19,976,881
Service cost during the period	4,462,712
Benefits paid during the period	(15,517,133)
Contributions during the period	(14,383,865)
Actuarial (gains) losses from changes in financial assumptions	(100,972,717)
Actuarial (gains) losses from changes in seniority adjustments	6,468,147
Performance of plan assets, excluding interest	75,783,858
Changes in the asset limit	15,853,780
Foreign currency translation differences	(9,318,040)
Net actuarial liabilities at December 31, 2013	238,514,991

d)	The balance and changes in post-employment defined benefit obligations as of December 31, 2013 and for the 2012 fiscal year are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Opening balance at January 1, 2012	592,212,012
Current service cost	3,689,477
Interest cost	53,828,477
Contributions from plan participants	1,133,093
Actuarial (gains) losses from changes in financial assumptions	55,473,069
Actuarial (gains) losses from changes in seniority adjustments	28,704,577
Foreign currency translation	(60,408,303)
Benefits paid	(46,161,462)
Other	352,551
Balance at December 31, 2012	628,823,491
Current service cost	4,462,712
Interest cost	54,773,138
Contributions from plan participants	1,137,338
Actuarial (gains) losses from changes in financial assumptions	(100,972,717)
Actuarial (gains) losses from changes in seniority adjustments	6,468,147
Foreign currency translation	(24,305,459)
Benefits paid	(48,536,164)

Balance at December 31, 2013	521,850,486

As of December 31, 2013, out of the total amount of post-employment benefit obligations, 8.25% is from defined benefit plans in Chilean companies (6.38% at December 31, 2012); 74.67% is from defined benefit plans in Brazilian companies (79.54% at December 31, 2012); 14.82% is from defined benefit plans in Colombian companies (12.61% at December 31, 2012); 1.85% is from defined benefit plans in Argentine subsidiaries (1.12% at December 31, 2012); and the remaining 0.41% is from defined benefit plans in Peruvian companies (0.35% at December 31, 2012).

e)	Changes in the fair value of the benefit plan assets are as follows:

Fair Value of Benefit Plan Assets	ThCh$
Opening balance at January 1, 2012	(366,137,888)
Interest income	(34,379,133)
Performance of plan assets, excluding interest	(85,384,376)
Foreign currency translation	73,137,727
Employer contributions	(1,133,093)
Contributions paid	(11,477,878)
Benefits paid	31,494,476
Balance at December 31, 2012	(393,880,165)
Interest income	(37,219,214)
Performance of plan assets, excluding interest	75,783,858
Foreign currency translation	14,987,419
Employer contributions	(1,137,338)
Contributions paid	(14,383,865)
Benefits paid	33,019,031

Balance at December 31, 2013	(322,830,274)

f)	The main categories of benefit plan assets are as follows:

Category of Benefit Plan Assets	12-31-2013		12-31-2012		01-01-2012
	ThCh$	%	ThCh$	%	ThCh$	%
Equity instruments (variable income)	52,901,001	16%	52,904,778	13%	55,291,894	15%
Fixed-income assets	232,840,825	72%	295,967,203	75%	275,643,406	75%
Real estate investments	24,609,293	8%	29,632,539	8%	20,653,101	6%
Other	12,479,155	4%	15,375,645	4%	14,549,487	4%
Total	322,830,274	100%	393,880,165	100%	366,137,888	100%

g)	Reconciliation of asset ceiling:

Reconciliation of Asset Ceiling	ThCh$
Opening balance at January 1, 2012	43,278,951
Other changes in assets not recognized due to asset limit	(16,128,654)
Foreign currency translation	(5,932,255)
Balance at December 31, 2012	21,218,042
Interest on assets not recognized	2,422,955
Other changes in assets not recognized due to asset limit	17,475,375
Foreign currency translation	(1,621,593)
Total asset ceiling at December 31, 2013	39,494,779

The average return on plan assets was 9.98% as of December 31, 2013.

The following table presents the assets affected by the plans and invested in shares, leases, and real estate owned by the Group:

	12-31-2013	12-31-2012	01-01-2012
	ThCh$	ThCh$	ThCh$

Shares	3	3	5
Real estate	21,899,207	12,825,725	10,152,936

Total	21,899,210	12,825,728	10,152,941

24.3 Other disclosures

—	Actuarial assumptions

As of December 31, 2013 and 2012 the following assumptions were used in the actuarial calculation of defined benefits:

	Chile		Brazil		Colombia		Argentina		Peru
	12-31-2013	12-31-2012	12-31-2013	12-31-2012	12-31-2013	12-31-2012	12-31-2013	12-31-2012	12-31-2013	12-31-2012

Discount rates used	5.40%	6.00%	11.82% - 12.44%	9.98%	7.25%	8.00%	5.50%	5.50%	6.80%	5.50%
Expected rate of salary increases	3.00%	3.00%	7.61%	7.61%	4.00%	3.5% - 4.0% - 4.5%	0.00%	0.00%	3.00%	3.00%
Mortality tables	RV -2004	RV -2004	AT 2000	AT 2000	RV 2008	RV 2008	RV 2004	RV 2004	RV 2004	RV 2004

—	Sensitivity

As of December 31, 2013, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$41,964,612 (ThCh$59,036,348 and ThCh$53,990,483 as of December 31, 2012 and January 1, 2012) if the rate rises and an increase of ThCh$49,310,554 (ThCh$70,761,453 and ThCh$64,370,187 as of December 31, 2012 and January 1, 2012) if the rate falls.

—	Defined contributions

The total expense recognized in the consolidated statement of comprehensive income within line item “Employee expenses” represents contributions payables to the defined contribution plans by the Group. For the year ended December 31, 2013, the amounts recognized as expenses were ThCh$3,140,681 (ThCh$2,092,037 and ThCh$1,998,189 for the years ended December 31, 2012 and 2011, respectively).

—	Future disbursements

The estimates available indicate that ThCh$29,950,938 will be disbursed for defined benefit plans in the coming year.

—	Length of commitments

The Enersis Group’s obligations have a weighted average length of 12.10 years, and the flow for benefits for the next 5 years and more is expected to be as follows:

years	ThCh$
1	53,431,105
2	49,435,747
3	49,813,814
4	49,481,701
5	49,992,831
More than 5	261,641,616

25. EQUITY

25.1 Equity attributable to the shareholders of Enersis

25.1.1	Subscribed and paid capital and number of shares

The Enersis Extraordinary Shareholders’ Meeting held on December 20, 2012 approved a capital increase of ThCh$2,844,397,890 divided into 16,441,606,297 shares of single series nominative common stock, non-preference and with no par value.

The shares were paid for as follows:

a)	Endesa S.A. made a non-monetary payment for a total amount of ThCh$1,724,400,000 corresponding to 9,967,630,058 shares of Enersis stock at a price of Ch$173 per share.

  For more information on the stakes contributed by Endesa S.A., see Note 4.

b)	Cash contribution from non-controlling interests at a price of Ch$173 per share.

During the preemptive right period for the subscription of shares which was from February 25 to March 26, 2013, a total of 16,284,562,981 shares were subscribed and paid up, equivalent to 99.04% of the total authorized shares, leaving a total of 157,043,316 shares unsubscribed. Of the subscribed and paid-up shares, 9,967,630,058 shares corresponded Endesa S.A. and 6,316,932,923 shares to non-controlling interests, of which 1,675,441,700 were subscribed in the U.S. (33,508,834 in ADRs).

The 157,043,316 shares still to be placed were auctioned on March 28 at Ch$182.3 per share. The total amount raised in the auction was ThCh$28,628,996, which includes a share placement surcharge of ThCh$1,460,503.

Given the increase, the share capital of Enersis increased to ThCh$5,669,280,725 as of December 31, 2013, divided into 49,092,772,762, shares. At December 31, 2012 and January 1, 2012, the share capital of Enersis was ThCh$2,824,882,835 divided into 32,651,166,465 shares.

As of December 31, 2013, all of the shares issued by Enersis are subscribed and paid up, and they are listed for trade on the Bolsa de Comercio de Santiago de Chile, the Bolsa Electrónica de Chile, the Bolsa de Valores de Valparaiso, the New York Stock Exchange (NYSE), and the Bolsa de Valores Latinoamericanos of the Bolsa de Madrid (LATIBEX). The situation was similar at December 31, 2012 and January 1, 2012.

The share premium corresponds to the share placement surcharge from the capital increases that took place in 2003 and 1995. In the former increase, the surcharge was ThCh$125,881,577, and in the latter it was ThCh$32,878,071.

The share placement surcharge generated during the recent capital increase, amounting to ThCh$1,460,503 as indicated above, absorbed a portion of the share issuance and placement expenses incurred in the process (see Note 25.5.c).

25.1.2	Dividends

At the Ordinary Shareholders’ Meeting held on April 26, 2011, it was unanimously agreed to pay a minimum obligatory dividend (partially paid through interim dividend No. 82) and an additional dividend totaling Ch$7.44578. Given that the interim dividend No. 82 had already been paid, distribution and payment of the balance of final dividend No. 83 totaling Ch$5.87398 per share was made from May 12, 2011 onwards.

The foregoing constitutes a modification to the Company’s 2010 dividend policy, which considered payment of the interim dividend in December.

The Enersis Board, at its Ordinary Session held on November 30, 2011, unanimously agreed to distribute an interim dividend of Ch$1.46560 per share on January 27, 2012 to be charged against the 2011 fiscal year net income; the amount to be distributed amounts to 15% of the liquid profits calculated as of September 30, 2011.

On February 29, 2012, the Enersis Board agreed, by a unanimous vote of the Directors present, to propose at the Enersis S.A. Ordinary Shareholders’ Meeting that the same percentage of profits be distributed as in the previous year, that is, 50% of the Company’s net profits. For this fiscal year, that percentage is the equivalent of Ch$5.7497 per share, from which the interim dividend of Ch$1.46560 per share paid in January 2012 will be deducted. Therefore, the final dividend amount distributed to shareholders will be Ch$4.2841 per Company share. This is a change from the previous dividend policy, which contemplated distributing 55% of the Company’s net profits in dividends.

At the Ordinary Shareholders Meeting held on April 26, 2012, it was agreed to distribute a minimum obligatory dividend (partially covered by interim dividend No. 84) and an additional dividend totaling Ch$5.74970. Since interim dividend 84 had already been paid, the remaining Ch$4.28410 per share was distributed and paid as final dividend No. 85.

Fulfillment of the aforementioned dividend plan is subject to the actual net income earned by the Company during the current year, and to the results of the Company’s periodic income projections or to the existence of certain conditions, as applicable.

On November 29, 2012, the Directors present at the meeting of the Board voted unanimously to distribute interim dividend No. 86 of Ch$1.21538 per share on January 25, 2013, to be charged against fiscal year 2012 results. This corresponds to 15% of the company’s net income calculated as of September 30, 2012, in accordance with the company’s current dividend policy.

At the Ordinary Shareholders’ Meeting held on April 16, 2013, it was agreed to distribute a minimum obligatory dividend (partially consisting of interim dividend No. 86) and an additional dividend, which together amounted to a total of Ch$4.25027 per share. Since interim dividend No. 86 has already been paid, the remainder will be distributed and paid in final dividend No. 87 at Ch$3.03489 per share.

On November 26, 2013, the Directors present at the meeting of the Board voted unanimously to distribute interim dividend no. 88 of Ch$1.42964 per share on January 31, 2014, to be charged against fiscal year 2013 results. This corresponds to 15% of the company’s net income as calculated on September 30, 2013, in accordance with the company’s current dividend policy.

The following table details the dividends paid in recent years:

	Type of Dividend	Payment Date	Pesos per Share	Charged to
72	Final	04-20-2005	0.41654	2004
73	Final	04-03-2006	1.00000	2005
74	Interim	12-26-2006	1.11000	2006
75	Final	05-23-2007	4.89033	2006
76	Interim	12-27-2007	0.53119	2007
77	Final	04-30-2008	3.41256	2007
78	Interim	12-19-2008	1.53931	2008
79	Final	05-12-2009	4.56069	2008
80	Interim	12-17-2009	2.45677	2009
81	Final	05-06-2010	4.64323	2009
82	Interim	01-27-2011	1.57180	2010
83	Final	05-12-2011	5.87398	2010
84	Interim	01-27-2012	1.46560	2011
85	Final	05-09-2012	4.28410	2011
86	Interim	01-25-2013	1.21538	2012
87	Final	05-10-2013	3.03489	2012
88	Interim	01-31-2014	1.42964	2013

25.2	Foreign Currency Translation Reserves

The following table details currency translation adjustments attributable to the shareholders of Enersis, in the consolidated statement of financial position as of December 31, 2013, 2012, and 2011:

Reserves for Accumulated Currency Translation Differences	31-12-2013 ThCh$	31-12-2012 ThCh$	31-12-2011 ThCh$
Empresa Distribuidora Sur S.A.	(72,729,629)	(68,251,285)	(72,109,861)
Ampla Energía E Serviços S.A.	23,785,914	52,686,506	125,398,489
Ampla Investimentos E Serviços S.A.	-	3,513,918	1,047,218
Compañía Distribuidora y Comercializadora de energía S.A.	154,005,545	22,285,125	20,185,717
Edelnor	16,231,253	6,517,665	10,327,272
Investluz S.A.	-	(5,725,690)	3,630,372
Endesa Brasil S.A.	(258,218,756)	(104,168,848)	20,839,624
Central Costanera S.A.	578,662	(2,677,497)	(6,301,808)
Gas Atacama S.A.	5,020,651	(646,559)	3,979,726
Emgesa S.A. E.S.P.	76,006,120	53,834,515	51,141,069
Hidroelectrica El Chocon S.A.	(26,372,986)	(19,040,997)	(9,846,088)
Generandes Perú S.A.	24,832,786	24,592,212	28,938,192
Emp. Eléctrica de Piura	3,379,674	-	-
Other	(2,541,250)	(3,639,124)	(607,254)
TOTAL	(56,022,016)	(40,720,059)	176,622,668

25.3	Capital Management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a sound financial position.

25.4	Restrictions on Subsidiaries’ Transferring Funds to the Parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to Enersis. The Group’s restricted net assets as of December 31, 2013 from its subsidiaries Endesa Chile, Ampla Energía, Coelce, Edelnor, and Piura totaled ThCh$963,763,217, ThCh$431,997,899, ThCh$59,818,971, ThCh$ 130,412,837, and ThCh$23,948,075, respectively.

25.5	Other Reserves

Other reserves within Equity attributable to shareholders of Enersis as of December 31, 2013, 2012, and 2011 are as follows:

	Balance at January 1, 2013 ThCh$	2013 Changes ThCh$	Balance at December 31, 2013 ThCh$

Exchange differences on translation	(40,720,059)	(15,301,957)	(56,022,016)
Cash flow hedges	27,594,028	(30,680,754)	(3,086,726)
Remeasurement of available-for-sale financial assets	13,647	(1,836)	11,811
Other miscellaneous reserves	(1,498,010,369)	(916,013,117)	(2,414,023,486)
TOTAL	(1,511,122,753)	(961,997,664)	(2,473,120,417)

	Balance at January 1, 2012 ThCh$	2012 Changes ThCh$	Balance at December 31, 2012 ThCh$

Exchange differences on translation	176,622,668	(217,342,727)	(40,720,059)
Cash flow hedges	(310,265)	27,904,293	27,594,028
Remeasurement of available-for-sale financial assets	13,836	(189)	13,647
Other miscellaneous reserves	(1,497,208,996)	(801,373)	(1,498,010,369)
TOTAL	(1,320,882,757)	(190,239,996)	(1,511,122,753)

	Balance at January 1, 2011 ThCh$	2011 Changes ThCh$	Balance at December 31, 2011 ThCh$

Exchange differences on translation	113,278,890	63,343,778	176,622,668
Cash flow hedges	40,783,463	(41,093,728)	(310,265)
Remeasurement of available-for-sale financial assets	41,825	(27,989)	13,836
Other miscellaneous reserves	(1,505,891,534)	8,682,538	(1,497,208,996)
TOTAL	(1,351,787,356)	30,904,599	(1,320,882,757)

a)	Reserves for foreign currency translation differences: These arise primarily from exchange differences relating to:

-	Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.6.3); and
-	Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.c).

b)	Cash flow hedging reserves: These represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (Note 3.g.4. and 3.m).

c)	Other reserves

Changes in the 2013 period originated primarily from the effects of the Enersis capital increase which, as described in Note 25.1.1, was completed recently.

The main items and their effects are the following:

1)	A charge of ThCh$897,856,110 resulting from the Enersis capital increase that took place in the first quarter of 2013 (see Note 4).

2)	A charge of ThCh$18,581,809 corresponding to share issuance and placement expenses calculated according to the accounting criteria described in Note 3.t). The detail of these expenses is as follows:

Description of Expense	Gross Amount ThCh$	Tax Effect ThCh$	Net Amount ThCh$
Legal advising services	1,154,819	(230,964)	923,855
Financial advising services and placement fees	22,436,327	(4,487,265)	17,949,062
Audits	1,113,980	(222,796)	891,184
Other expenses	347,764	(69,553)	278,211

Sub Total	25,052,890	(5,010,578)	20,042,312

Less
Share placement surcharge	1,460,503		1,460,503

Total	23,592,387	(5,010,578)	18,581,809

The other important items included in the balance in Other Miscellaneous Reserves as of December 31, 2013 and 2012 are explained as follows:

i) In accordance with (Official Bulletin) No. 456 from the Superintendencia de Valores y Seguros de Chile (SVS), included in this line item is the monetary correction corresponding to the accumulated paid-up capital from the date of our transition to IFRS, June 1, 2004, to December 31, 2008.

Please note that, while the Company adopted the IFRS as its statutory accounting standards on January 1, 2009, the date of transition to that international standard used was the same as that used by its parent company, Endesa S.A., January 1, 2004. This results from applying the exemption for that purpose in IFRS 1, “First Time Adoption”.

ii) Foreign currency translation differences existing at the time of transition to IFRS (IFRS 1 exemption, First Time Adoption).

ii)

The effects of business combinations under common control, arising primarily from the creation of the holding company Endesa Brasil in 2005 and the merger of our Colombian subsidiaries Emgesa and Betania in 2007.

25.6	Non-controlling Interests

The detail of non-controlling interests is as follows:

	Non-controlling Financial Interests
	12-31-2013	Equity			Profit (Loss)
Companies		12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
	%
Ampla Energía E Serviços S.A.	8.37%	50,325,686	153,046,559	141,726,169	17,576,812	34,941,553	20,667,055
Compañía Energética Do Ceará S.A.	50.82%	194,582,550	267,523,158	304,467,294	22,491,849	65,199,582	88,302,196
Compañía de Interconexión Energética S.A.	16.46%	20,523,680	57,502,251	62,254,091	5,585,932	8,256,234	15,228,503
Centrais Elétricas Cachoeira Dourada S.A.	16.67%	20,550,888	84,377,883	105,089,989	19,421,933	49,250,755	52,250,800
Central Generadora Termoeléctrica Fortaleza S.A.	16.46%	25,500,826	65,178,903	77,308,850	9,124,774	16,468,577	18,445,248
Investluz S.A. (2)	14.12%	-	39,767,817	45,399,029	32,475	(267,282)	(3,219,527)
Endesa Brasil S.A. (2)	16.46%	52,174,858	130,339,145	64,771,303	2,483,175	1,260,153	4,875,814
Compañía Distribuidora y Comercializadora de energía S.A.	51.61%	318,351,067	475,192,241	387,922,750	82,405,481	113,305,998	70,823,497
Emgesa S.A. E.S.P.	62.28%	585,104,934	765,027,983	738,982,633	154,972,672	168,794,229	107,768,893
Empresa de Distribución Eléctrica de Lima Norte S.A.A	24.46%	57,809,739	85,831,223	81,916,834	14,092,812	16,951,832	17,532,247
Edegel S.A.A	62.54%	249,172,825	242,251,459	240,843,403	39,452,495	25,846,262	36,624,589
Chinango S.A.C.	70.03%	44,855,657	45,123,137	40,804,028	7,119,623	8,478,503	5,722,963
Empresa Distribuidora Sur S.A.	28.39%	8,070,946	(24,151,103)	1,689,191	25,639,856	(27,969,542)	(54,483,581)
Endesa Costanera S.A.	54.60%	(15,235,982)	(36,065,405)	(13,280,123)	(12,759,740)	(27,568,761)	(13,139,277)
Hidroelectrica El Chocon S.A.	60.79%	49,208,752	52,313,882	58,148,646	6,689,850	8,753,287	7,391,109
Central Dock Sud S.A.	60.01%	(26,372,765)	-	-	(20,472,366)	-	-
Chilectra S.A.	0.91%	6,292,208	6,083,234	4,839,484	951,782	1,073,199	726,512
Empresa Nacional de Electricidad S.A	40.02%	430,280,244	428,724,770	425,494,535	(13,063,119)	(96,486,019)	14,584,540
Empresa Eléctrica Pehuenche S.A.	44.43%	77,111,844	74,660,915	77,689,979	50,864,670	114,456,226	51,687,788
Compañía Eléctrica Tarapacá S.A. (1)	38.51%	149,375,880	30,548,711	36,643,889	8,271,743	(6,094,852)	458,766
Empresa Eléctrica Pangue S.A. (1)	-	-	-	56,064,957	-	5,009,413	33,715,326
Compañía Eléctrica San Isidro S.A. (1)	38.26%	-	54,708,400	27,095,085	20,766,987	23,654,944	17,852,702
Endesa Eco S.A. (1)	38.43%	-	32,817,205	(2,831,030)	6,255,569	4,332,107	1,307,815
Constructora y Proyectos Los Maitenes S.A.	45.00%	25,446,652	24,153,240	21,789,839	3,543,412	4,613,400	1,591,664
Other		15,780,119	9,452,866	10,481,760	3,437,919	3,402,649	(234,773)
TOTAL		2,338,910,608	3,064,408,474	2,995,312,585	454,886,596	515,662,447	496,480,869

(1)

   On May 1, 2012, Empresa Eléctrica Pangue S.A. was merged with Compañía Eléctrica San Isidro S.A. On September 1, 2013, Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A., and on November 1, 2013, Endesa Eco was merged with Compañía Eléctrica Tarapacá S.A. It is the latter company that legally continues to exist.

(2)	On November 21, 2013, Investluz S.A. and Ampla Investimentos S.A. were merged with Endesa Brasil S.A. It is the latter company that legally continues to exist.

26. REVENUES

The detail of revenues presented in the Statement of Comprehensive Income as of December 31, 2013, 2012, and 2011 is as follows:

Revenues	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Energy sales (1)	5,168,220,551	5,725,898,591	5,669,610,799

Other sales	56,401,832	20,021,897	20,952,383
Metering equipment sales	3,299,824	2,588,881	2,229,019
Natural gas sales	34,078,691	-	-
Electronic materials sales	19,023,317	17,433,016	18,723,364

Revenue from other services	472,154,857	436,203,210	416,579,629
Tolls and transmission	313,101,013	319,135,832	249,719,988
Metering equipment leases	4,700,987	4,653,801	6,540,680
Public lighting	30,810,947	32,613,523	27,583,293
Verifications and connections	29,834,227	13,653,352	15,605,137
Engineering and consulting services	15,324,053	17,620,795	11,896,382
Other services	78,383,630	48,525,907	105,234,149

Total operating revenue	5,696,777,240	6,182,123,698	6,107,142,811

Other Operating Income	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Revenue from construction contracts	159,283,676	151,969,334	179,051,253
Mutual support	29,071,409	32,822,150	25,188,962
Third party services to own and third-party fixtures	10,099,168	11,952,534	8,693,287
Leases	1,057,795	1,202,395	765,055
Sale of new businesses	14,504,231	12,824,744	12,619,489
Other revenue (2)	353,652,383	103,058,593	53,139,037

Total other income	567,668,662	313,829,750	279,457,083

(1) Includes ThCh$29,217,154 at December 31, 2012 from agreements corresponding to reconciliation, termination of arbitration, and settling of prices between Endesa Chile and Compañía de Papeles y Cartones (CMPC).

(2) Resolution 250/13 and Note 6852/13 from the Argentine Energy Secretariat recognized costs not transferred to tariffs from 2007 to September 2013 under application of the Cost Monitoring Mechanism (MMC). This has allowed for recognizing ThCh$250,533,319 in other operating income in our subsidiary Edesur S.A.

27. RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used presented in profit or loss for the periods ended December 31, 2013, 2012, and 2011 is as follows:

Raw Materials and Consumables Used	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Energy purchases	(1,820,613,559)	(1,848,670,310)	(1,706,890,050)
Fuel consumption	(386,116,195)	(763,791,553)	(711,534,021)
Transportation costs	(399,680,014)	(474,178,392)	(394,723,050)
Costs from construction contracts	(159,283,676)	(151,969,334)	(179,051,253)
Other raw materials and consumables	(323,447,751)	(456,413,330)	(457,964,751)

Total	(3,089,141,195)	(3,695,022,919)	(3,450,163,125)

28. EMPLOYEE BENEFITS EXPENSE

Employee expenses recognized in profit or loss as of December 31, 2013, 2012, and 2011 are as follows:

Employee Benefits Expense	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Wages and salaries	(330,394,741)	(294,939,681)	(270,836,040)
Post-employment benefit obligations expense	(7,603,393)	(5,781,514)	(6,322,112)
Social security and other contributions	(121,856,590)	(105,827,908)	(92,118,945)
Other employee expenses	(5,827,374)	(2,630,733)	(2,476,680)

Total	(465,682,098)	(409,179,836)	(371,753,777)

29. DEPRECIATION, AMORTIZATION, AND IMPAIRMENT LOSSES

The detail of depreciation, amortization, and impairment losses recognized in profit or loss as of December 31, 2013, 2012, and 2011 is as follows:

	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Depreciation	(339,240,870)	(332,246,197)	(314,300,969)
Amortization	(96,232,389)	(102,237,537)	(102,563,962)

Subtotal	(435,473,259)	(434,483,734)	(416,864,931)
Reversal (losses) from impairment (*)	(74,877,924)	(42,612,727)	(136,119,203)

Total	(510,351,183)	(477,096,461)	(552,984,134)

(*) Impairment Losses	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Financial assets (see Note 8c)	(33,554,637)	(32,680,894)	(18,611,224)
Intangible assets other than goodwill (see Note 14)	(28,662,952)	-	(14,379,823)
Infrastructure (see Note 16)	(12,660,335)	(12,578,098)	(106,449,843)
Reversal of provision for investment properties (see Note 17)	-	2,646,265	3,321,687

Total	(74,877,924)	(42,612,727)	(136,119,203)

30. OTHER EXPENSES

Other miscellaneous operating expenses as of December 31, 2013, 2012, and 2011 are as follows:

Other expenses	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Other supplies and services	(62,324,990)	(62,086,206)	(92,387,278)
Professional, outsourced, and other services	(211,242,280)	(206,102,922)	(173,576,694)
Repairs and maintenance	(107,688,505)	(90,628,683)	(87,146,612)
Indemnities and fines	(20,798,430)	(26,119,464)	(14,733,175)
Taxes and charges	(29,108,704)	(22,776,753)	(89,135,440)
Insurance premiums	(27,520,496)	(22,725,136)	(19,954,912)
Leases and rental costs	(18,878,285)	(18,483,171)	(16,502,843)
Marketing, public relations, and advertising	(8,232,239)	(7,331,175)	(8,471,615)
Other supplies	(24,251,604)	(23,461,868)	(9,787,840)
Travel expenses	(6,101,368)	(7,854,709)	(6,291,401)
Environmental expenses	(3,951,788)	(4,988,760)	(4,705,293)

Total	(520,098,689)	(492,558,847)	(522,693,103)

31. OTHER GAINS (LOSSES)

Other gains (losses) as of December 31, 2013, 2012, and 2011 are as follows:

Other gains (losses)	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Sale of investments Cam Group and Synapsis	-	-	(10,733,882)
Sale of Charrua transmission lines	2,532,438	-	-
Land sales	9,800,912	9,191,493	3,766,963
Other assets	6,836,655	5,994,919	2,235,733

Total	19,170,005	15,186,412	(4,731,186)

32. FINANCIAL RESULTS

Financial income and costs as of December 31, 2013, 2012, and 2011 are as follows:

Financial Income	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Income from cash and cash equivalents	101,020,849	60,910,774	75,537,918
Financial income on plan assets (Brazil)	200,526	2,252,542	5,207,551
Other financial income (1)	158,905,171	168,966,664	113,800,371

Total	260,126,546	232,129,980	194,545,840

Financial Costs	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Financial costs	(388,367,634)	(419,888,938)	(423,128,515)

Bank loans	(31,247,391)	(43,166,762)	(56,556,458)
Secured and unsecured obligations	(195,795,889)	(204,574,008)	(212,931,127)
Financial leasing	(1,892,614)	(3,281,822)	(2,937,215)
Valuation of financial derivatives	(18,626,994)	(19,030,050)	(23,215,129)
Financial provisions	(38,557,697)	(47,343,541)	(35,943,434)
Post-employment benefit obligations	(20,177,405)	(21,701,886)	(17,087,654)
Capitalized borrowing costs	30,325,539	26,477,369	35,945,738
Other financial costs	(112,395,183)	(107,268,238)	(110,403,236)

Gain (loss) from indexed assets and liabilities (*)	(9,414,755)	(12,756,868)	(25,206,927)

Foreign currency exchange differences (**)	(30,373,115)	(16,126,401)	20,124,044

Total Financial Costs	(428,155,504)	(448,772,207)	(428,211,398)

Total Financial Results	(168,028,958)	(216,642,227)	(233,665,558)

(1) Includes a financial update from the application of the Cost Monitoring Mechanism (MMC) in Edesur S.A. for ThCh$27,873,158 (ThCh$0 as of December 31, 2012 and 2011) and the financial update from the application of IFRIC 12 in Ampla and Coelce for ThCh$54,591,750 (ThCh$112,274,835 and ThCh$10,696,301 as of December 31, 2012 and 2011, respectively).

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

Results from Indexed Assets and Liabilities (*)	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Cash and cash equivalents	-	19,201	5,798
Other financial assets	4,789,683	5,629,466	8,659,909
Other non-financial assets	13,669	1,425	1,912
Trade and other accounts receivable	273,757	181,103	63,114
Current tax assets and liabilities	2,950,060	2,515,491	2,073,581
Other financial liabilities (financial debt and derivative instruments	(17,493,502)	(21,849,406)	(35,864,236)
Trade and other accounts receivable	8,563	272,244	159,833
Other provisions	(12,564)	(163,246)	(281,472)
Other non-financial liabilities	55,579	636,854	(25,366)

Total	(9,414,755)	(12,756,868)	(25,206,927)

Exchange Differences (**)	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Cash and cash equivalents	6,102,820	(2,517,811)	5,095,502
Other financial assets	36,522,047	6,021,281	6,146,671
Other non-financial assets	2,636,563	113,953	9,102,795
Trade and other accounts receivable	17,727,884	(1,712,212)	17,173,315
Current tax assets and liabilities	(18,772)	(4,910)	175,066
Other financial liabilities (financial debt and derivative instruments)	(76,388,115)	(18,554,479)	(11,293,585)
Trade and accounts payable	(13,918,059)	1,353,385	(5,476,285)
Other non-financial liabilities	(3,037,483)	(825,608)	(799,435)

Total	(30,373,115)	(16,126,401)	20,124,044

33. INCOME TAX

The following table reconciles income taxes resulting from applying the general current tax rate to “Net income before taxes” and the income tax expense recorded in the accompanying Consolidated Statement of Comprehensive Income for the 2013 and 2012 fiscal years:

Income Tax	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Current tax expense	(575,430,884)	(436,116,770)	(451,979,823)
Tax benefit from tax assets not previously recognized (credits and/or benefits on current tax)	93,075,792	68,352,902	42,545,139
Adjustments to current tax from the previous period	(2,035,554)	627,769	(882,687)
Other current tax expense	(1,145,794)	(822,301)	(301,441)

Current tax expense, net	(485,536,440)	(367,958,400)	(410,618,812)

Deferred tax income (expense) from origination and reversal of temporary differences	(12,777,250)	(28,410,427)	(39,920,998)
Deferred tax (income) or expense from tax rate changes or new taxes (*)	(1,238,888)	(10,307,093)	148,137
Deferred tax expense from reductions in the value of, or reversal of, reductions in the value of deferred tax assets when their profitability is assessed	-	-	(2,197,116)
Other deferred tax expense	(4,615,207)	-	(2,880,528)

Deferred tax income (expense), net	(18,631,345)	(38,717,520)	(44,850,505)

Effect of changes in the tax status of the entity or its shareholders	-	-	-

Income tax income (expense)	(504,167,785)	(406,675,920)	(455,469,317)

Reconciliation of Tax Expense		12-31-2013 ThCh$		12-31-2012 ThCh$		12-31-2011 ThCh$

Income before Tax		1,617,568,531		1,299,688,888		1,327,421,440

Statutory tax rate and tax expense using statutory rate	(20.00%)	(323,513,705)	(20.00%)	(259,937,777)	(20.00%)	(265,598,126)
Tax effect of rates in other jurisdictions	(10.38%)	(166,561,065)	(10.52%)	(136,712,575)	(8.81%)	(117,057,673)
Tax effect of non-taxable revenues	10.73%	177,335,237	6.02%	78,244,330	4.21%	55,878,270
Tax effect of non-tax-deductible expenses	(7.52%)	(124,380,992)	(8.94%)	(116,144,791)	(8.07%)	(107,217,459)
Tax effect from change in tax rate (*)	(0.07%)	(1,238,888)	(0.79%)	(10,307,093)	0.01%	148,137
Tax effect of over-provided tax in previous periods	(0.12%)	(2,035,554)	0.05%	627,769	(0.07%)	(882,687)
Current tax effects arising from investments	(3.86%)	(63,772,818)	2.89%	37,554,217	(1.56%)	(20,739,779)
Total adjustments to the tax rate and tax expense using statutory rate	(11.23%)	(180,654,080)	(11.29%)	(146,738,143)	(14.30%)	(189,871,191)

Total Effective Tax Rate and Income Tax (Expense) Benefit	(31.23%)	(504,167,785)	(31.29%)	(406,675,920)	(34.30%)	(455,469,317)

The principal temporary differences are detailed in Note 18a.

(*)

a) On July 29, 2010, Law No. 20,455 was passed in Chile, “Modifying different laws to obtain funds to finance the reconstruction of the country.” This law, which was published in the Diario Oficial (Official Gazette) on July 31, 2010, included a temporary First Category tax increase for the 2011 and 2012 business years (to 20% and 18.5%, respectively), with a return to the 17% tax rate for 2013.

Then, on September 27, 2012, Law No. 20,630, which modifies Chilean tax law to finance education reform, was published in the Diario Oficial (Official Gazette). Among other changes, this law increased the First Category tax rate from 18.5% to 20% starting in the 2012 business year.

b) Law No. 1607/12 on tax reform was passed in Colombia on December 26, 2012, lowering the income tax rate to 25% (except for foreign companies, whose rate remains at 33%). It also creates a new 8% tax (9% from 2013 to 2015) whose tax base is the same as that used to calculate income tax, but without the inclusion of tax benefits or special deductions.

34. INFORMATION BY SEGMENT

34.1   Segmentation criteria

The Group’s activities are organized primarily around its core businesses: electric energy generation, transmission, and distribution. On that basis, the Group has established two major business lines.

In addition, segment information has been organized by the geographical areas in which the Group operates:

—  Chile

—  Argentina

—  Brazil

—  Peru

—  Colombia

Given that the Group’s corporate organization basically matches its business organization and, therefore, the segments organization, the following segment information is based on the financial information of the companies forming each segment.

The following tables present the segment information as of December 31, 2013, 2012, and 2011.

34.2    Generation, Distribution, and Others

Line of Business	Generation			Distribution			Eliminations and Others			Total
ASSETS	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT ASSETS	1,156,230,094	959,618,767	1,171,298,010	1,211,608,943	961,835,357	1,001,053,127	1,528,376,244	368,734,806	306,372,623	3,896,215,281	2,290,188,930	2,478,723,760
Cash and cash equivalents	374,022,497	310,058,657	521,224,071	255,290,795	226,918,092	298,222,775	977,074,277	278,855,312	368,237,363	1,606,387,569	815,832,061	1,187,684,209
Other current financial assets	50,768,162	58,019,211	914,209	94,069,869	47,888,142	25,011	636,191,406	88,593,445	-	781,029,437	194,500,798	939,220
Other current non-financial assets	58,112,923	29,818,737	28,408,948	79,785,042	71,242,062	38,689,916	3,699,327	2,315,912	2,380,809	141,597,292	103,376,711	69,479,673
Trade and other current receivables	306,092,926	251,736,921	338,333,153	729,532,108	580,986,390	600,242,857	9,638,847	14,067,800	11,431,703	1,045,263,881	846,791,111	950,007,713
Accounts receivable from related companies	146,150,489	94,261,112	151,150,317	18,210,862	4,182,943	12,729,209	(130,341,777)	(50,873,773)	(101,967,040)	34,019,574	47,570,282	61,912,486
Inventories	53,275,768	59,387,769	49,278,530	19,671,824	12,859,884	15,392,449	4,835,163	4,315,432	5,663,862	77,782,755	76,563,085	70,334,841
Current tax assets	167,807,329	156,336,360	81,988,782	15,048,443	17,757,844	35,750,910	27,279,001	31,460,678	20,625,926	210,134,773	205,554,882	138,365,618

Non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	6,389,895,430	6,150,028,975	6,140,104,554	4,697,158,034	4,610,641,392	4,754,777,673	194,395,562	195,633,005	275,481,095	11,281,449,026	10,956,303,372	11,170,363,322
Other non-current financial assets	4,061,439	33,304,991	13,492,121	452,585,368	378,529,773	2,824,648	34,889,611	27,183,342	20,930,001	491,536,418	439,018,106	37,246,770
Other non-current non-financial assets	24,308,809	26,350,199	28,443,338	59,599,963	61,314,310	80,741,831	183,053	123,850	27,843	84,091,825	87,788,359	109,213,012
Non-current receivables	167,646,689	150,483,725	175,400,312	54,579,139	51,731,291	267,056,978	819,845	685,326	671,202	223,045,673	202,900,342	443,128,492
Non-current accounts receivable from related companies	-	-	(1,863,216)	-	99,044	117,946	-	(99,044)	1,745,270	-	-	-
Investments accounted for using the equity method	770,150,147	764,206,038	741,895,521	585,268,211	544,289,536	534,976,070	(1,107,337,478)	(1,093,978,229)	(1,082,085,874)	248,080,880	214,517,345	194,785,717
Intangible assets other than goodwill	51,842,981	49,048,386	35,181,256	1,091,372,309	1,138,047,176	1,417,280,397	30,345,071	14,906,949	14,219,326	1,173,560,361	1,202,002,511	1,466,680,979
Goodwill	100,096,198	101,747,086	106,385,017	97,464,272	102,245,125	121,299,383	1,174,759,858	1,187,681,741	1,240,622,708	1,372,320,328	1,391,673,952	1,468,307,108
Property, plant, and equipment	5,155,570,775	4,886,974,757	4,915,411,644	2,285,222,824	2,167,955,233	2,136,756,691	(6,994,874)	(5,006,419)	(6,259,488)	7,433,798,725	7,049,923,571	7,045,908,847
Investment property	-	-	-	-	-	-	44,877,049	46,922,970	38,055,889	44,877,049	46,922,970	38,055,889
Deferred tax assets	116,218,392	137,913,793	125,758,561	71,065,948	166,429,904	193,723,729	22,853,427	17,212,519	47,554,218	210,137,767	321,556,216	367,036,508

TOTAL ASSETS	7,546,125,524	7,109,647,742	7,311,402,564	5,908,766,977	5,572,476,749	5,755,830,800	1,722,771,806	564,367,811	581,853,718	15,177,664,307	13,246,492,302	13,649,087,082

Line of Business	Generation			Distribution			Eliminations and Others			Total
LIABILITIES AND EQUITY	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT LIABILITIES	1,504,630,338	1,204,997,966	1,118,850,205	1,391,925,362	1,336,687,289	1,386,550,681	84,703,999	(194,954,530)	(83,366,862)	2,981,259,699	2,346,730,725	2,422,034,024
Other current financial liabilities	410,914,229	410,237,181	354,117,329	173,246,439	232,971,384	291,898,009	322,514,537	15,214,737	14,547,220	906,675,205	658,423,302	660,562,558
Trade and other current payables	485,923,015	354,778,875	364,735,796	833,574,667	771,682,773	768,546,333	100,094,650	68,390,102	80,106,184	1,419,592,332	1,194,851,750	1,213,388,313
Accounts payable to related companies	436,105,046	303,548,537	235,981,411	167,324,745	140,077,447	126,920,185	(399,017,521)	(293,366,477)	(202,542,912)	204,412,270	150,259,507	160,358,684
Other current provisions	45,046,839	38,320,326	35,516,956	63,787,200	44,316,361	43,227,192	9,748,619	7,094,015	20,445,238	118,582,658	89,730,702	99,189,386
Current tax liabilities	112,884,609	89,759,550	120,891,602	93,400,399	74,218,109	109,039,232	48,863,377	5,567,879	2,315,339	255,148,385	169,545,538	232,246,173
Other current non-financial liabilities	13,756,600	8,353,497	7,607,111	60,591,912	73,421,215	46,919,730	2,500,337	2,145,214	1,762,069	76,848,849	83,919,926	56,288,910

Liabilities associated with non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	2,040,534,883	2,018,046,883	2,207,411,419	1,401,109,244	1,418,333,328	1,554,803,677	247,295,620	505,174,320	573,796,771	3,688,939,747	3,941,554,531	4,336,011,867
Other non-current financial liabilities	1,600,171,935	1,545,210,455	1,755,575,529	930,826,729	824,212,315	952,894,143	259,250,447	558,697,099	562,885,621	2,790,249,111	2,928,119,869	3,271,355,293
Other non-current payables	126,143	175,898	243,234	22,937,735	14,081,540	14,060,817	-	-	556	23,063,878	14,257,438	14,304,607
Non-current accounts payable to related companies	4,206,159	7,114,225	81,953	-	-	-	(4,206,159)	(7,114,225)	(81,953)	-	-	-
Other long-term provisions	33,574,202	26,347,451	20,833,139	154,230,523	143,882,430	181,079,091	6,162,628	6,345,154	103,609	193,967,353	176,575,035	202,015,839
Deferred tax liabilities	329,663,782	350,892,546	324,190,255	95,496,877	187,420,880	153,728,501	(29,673,769)	(37,185,729)	4,341,506	395,486,890	501,127,697	482,260,262
Non-current provisions for employee benefits	40,793,344	39,594,199	35,976,928	189,410,354	209,739,455	227,181,705	8,311,293	6,827,714	6,194,442	238,514,991	256,161,368	269,353,075
Other non-current non-financial liabilities	31,999,318	48,712,109	70,510,381	8,207,026	38,996,708	25,859,420	7,451,180	(22,395,693)	352,990	47,657,524	65,313,124	96,722,791

EQUITY	4,000,960,303	3,886,602,893	3,985,140,940	3,115,732,371	2,817,456,132	2,814,476,442	1,390,772,187	254,148,021	91,423,809	8,507,464,861	6,958,207,046	6,891,041,191
Equity attributable to shareholders of Enersis	4,000,960,303	3,886,602,893	3,985,140,940	3,115,732,371	2,817,456,132	2,814,476,442	1,390,772,187	254,148,021	91,423,809	6,168,554,253	3,893,798,572	3,895,728,606
Issued capital	1,459,295,724	1,488,171,918	1,752,890,037	865,828,224	829,508,479	1,010,886,630	3,344,156,777	507,202,438	61,106,168	5,669,280,725	2,824,882,835	2,824,882,835
Retained earnings	2,063,018,576	1,890,441,860	1,838,419,172	1,495,097,851	1,283,404,466	957,047,345	(744,482,130)	(752,567,485)	(562,497,637)	2,813,634,297	2,421,278,841	2,232,968,880
Share premium	206,510,282	206,008,557	-	4,193,997	4,180,489	-	(51,944,631)	(51,429,398)	158,759,648	158,759,648	158,759,648	158,759,648
Other reserves	272,135,721	301,980,558	393,831,731	750,612,299	700,362,698	846,542,467	(1,156,957,829)	550,942,466	434,055,630	(2,473,120,417)	(1,511,122,752)	(1,320,882,757)

Non-controlling interests	-	-	-	-	-	-	-	-	-	2,338,910,608	3,064,408,474	2,995,312,585

Total Liabilities and Equity	7,546,125,524	7,109,647,742	7,311,402,564	5,908,766,977	5,572,476,749	5,755,830,800	1,722,771,806	564,367,811	581,853,718	15,177,664,307	13,246,492,302	13,649,087,082

Line of Business	Generation			Distribution			Eliminations and Others			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
REVENUES	2,441,120,267	2,678,261,961	2,579,800,800	4,404,479,994	4,423,281,052	4,414,990,381	(581,154,359)	(605,589,565)	(608,191,286)	6,264,445,902	6,495,953,448	6,386,599,895
Sales	2,377,325,332	2,612,956,454	2,561,971,518	3,901,681,181	4,182,008,807	4,155,335,255	(582,229,273)	(612,841,563)	(610,163,962)	5,696,777,240	6,182,123,698	6,107,142,811
Energy sales	2,165,668,341	2,482,754,540	2,478,817,528	3,552,382,184	3,819,198,791	3,798,629,330	(549,829,974)	(576,054,740)	(607,836,059)	5,168,220,551	5,725,898,591	5,669,610,799
Other sales	34,091,251	30,347	35,104	11,612,335	11,553,462	8,205,301	10,698,246	8,438,088	12,711,978	56,401,832	20,021,897	20,952,383
Other services rendered	177,565,740	130,171,567	83,118,886	337,686,662	351,256,554	348,500,624	(43,097,545)	(45,224,911)	(15,039,881)	472,154,857	436,203,210	416,579,629

Other operating income	63,794,935	65,305,507	17,829,282	502,798,813	241,272,245	259,655,126	1,074,914	7,251,998	1,972,676	567,668,662	313,829,750	279,457,084

SUPPLIES AND SERVICES	(1,009,702,135)	(1,449,084,420)	(1,194,858,034)	(2,673,379,981)	(2,867,319,759)	(2,890,439,370)	593,940,921	621,381,260	635,134,279	(3,089,141,195)	(3,695,022,919)	(3,450,163,125)
Energy purchases	(292,864,432)	(361,610,578)	(223,537,765)	(2,075,154,855)	(2,063,213,138)	(2,088,579,054)	547,405,728	576,153,406	605,226,769	(1,820,613,559)	(1,848,670,310)	(1,706,890,050)
Fuel consumption	(386,111,799)	(763,783,683)	(711,525,815)	-	-	-	(4,396)	(7,870)	(8,206)	(386,116,195)	(763,791,553)	(711,534,021)
Transportation expenses	(247,142,292)	(251,768,651)	(214,108,716)	(202,158,980)	(270,471,867)	(225,126,422)	49,621,258	48,062,126	44,512,088	(399,680,014)	(474,178,392)	(394,723,050)
Other miscellaneous supplies and services	(83,583,612)	(71,921,508)	(45,685,738)	(396,066,146)	(533,634,754)	(576,733,894)	(3,081,669)	(2,826,402)	(14,596,372)	(482,731,427)	(608,382,664)	(637,016,004)

CONTRIBUTION MARGIN	1,431,418,132	1,229,177,541	1,384,942,766	1,731,100,013	1,555,961,293	1,524,551,011	12,786,562	15,791,695	26,942,993	3,175,304,707	2,800,930,529	2,936,436,770

Infrastructure work	19,881,495	13,476,346	6,404,803	42,000,709	35,191,036	39,079,086	83,324	-	4,437,307	61,965,528	48,667,382	49,921,196
Employee expenses	(141,748,617)	(113,966,867)	(80,150,269)	(286,189,660)	(263,105,705)	(250,093,667)	(37,743,821)	(32,107,264)	(41,509,841)	(465,682,098)	(409,179,836)	(371,753,777)
Other fixed operating expenses	(131,303,219)	(117,716,347)	(138,178,677)	(392,931,388)	(377,970,540)	(382,173,622)	4,135,918	3,128,040	(2,340,804)	(520,098,689)	(492,558,847)	(522,693,103)

GROSS OPERATING RESULT	1,178,247,791	1,010,970,673	1,173,018,623	1,093,979,674	950,076,084	931,362,808	(20,738,017)	(13,187,529)	(12,470,345)	2,251,489,448	1,947,859,228	2,091,911,086

Depreciation and amortization	(220,709,881)	(209,061,131)	(194,915,189)	(212,656,348)	(223,100,209)	(220,147,908)	(2,107,030)	(2,322,394)	(1,801,834)	(435,473,259)	(434,483,734)	(416,864,931)
Impairment reversals (impairment losses)	(13,042,851)	(11,117,362)	(5,049,972)	(61,835,073)	(34,141,630)	(124,795,385)	-	2,646,265	(6,273,846)	(74,877,924)	(42,612,727)	(136,119,203)

OPERATING INCOME	944,495,059	790,792,180	973,053,462	819,488,253	692,834,245	586,419,515	(22,845,047)	(12,863,658)	(20,546,025)	1,741,138,265	1,470,762,767	1,538,926,952

FINANCIAL RESULT	(167,809,388)	(145,785,551)	(94,328,638)	(53,414,151)	(46,097,468)	(113,496,741)	53,194,581	(24,759,209)	(25,840,179)	(168,028,958)	(216,642,228)	(233,665,558)
Financial income	37,896,449	38,373,092	89,195,347	161,068,601	183,505,989	88,424,559	61,161,496	10,250,899	16,925,934	260,126,546	232,129,980	194,545,840
Financial expenses	(167,371,745)	(169,460,109)	(184,981,033)	(214,051,796)	(232,804,924)	(202,549,889)	(6,944,093)	(17,623,905)	(35,597,593)	(388,367,634)	(419,888,938)	(423,128,515)
Gain (loss) from indexed assets and liabilities	1,220,365	(785,468)	(5,484,279)	558,758	1,204,984	42,067	(11,193,878)	(13,176,384)	(19,764,715)	(9,414,755)	(12,756,868)	(25,206,927)
Foreign currency exchange differences	(39,554,457)	(13,913,066)	6,941,327	(989,714)	1,996,483	586,522	10,171,056	(4,209,818)	12,596,195	(30,373,115)	(16,126,401)	20,124,044
Positive	52,992,156	20,072,837	34,244,517	3,454,032	3,762,002	4,950,574	37,379,556	24,339,662	39,385,744	93,825,744	48,174,501	78,580,835
Negative	(92,546,613)	(33,985,903)	(27,303,190)	(4,443,746)	(1,765,519)	(4,364,052)	(27,208,500)	(28,549,480)	(26,789,549)	(124,198,859)	(64,300,902)	(58,456,791)

Share of profit (loss) from associates accounted for using the equity method	24,355,515	27,913,996	24,038,140	933,704	2,468,250	2,603,420	-	(310)	249,673	25,289,219	30,381,936	26,891,233
Gain (loss) from other investments	835,817	657,026	1,038,160	-	80,274	-	-	-	-	835,817	737,300	1,038,160
Gain (loss) from the sale of property, plant, and equipment	2,582,580	765,245	975,577	3,561,369	1,312,273	(230,613)	12,190,239	12,371,594	(6,514,311)	18,334,188	14,449,112	(5,769,347)

NET INCOME BEFORE TAX	804,459,583	674,342,896	904,776,701	770,569,175	650,597,574	475,295,581	42,539,773	(25,251,583)	(52,650,842)	1,617,568,531	1,299,688,888	1,327,421,440

Income tax	(229,566,686)	(210,602,693)	(252,107,318)	(203,441,100)	(210,877,855)	(198,395,852)	(71,159,999)	14,804,628	(4,966,147)	(504,167,785)	(406,675,920)	(455,469,317)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	574,892,897	463,740,203	652,669,383	567,128,075	439,719,719	276,899,729	(28,620,226)	(10,446,955)	(57,616,989)	1,113,400,746	893,012,968	871,952,123
Net income from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	574,892,897	463,740,203	652,669,383	567,128,075	439,719,719	276,899,729	(28,620,226)	(10,446,955)	(57,616,989)	1,113,400,746	893,012,968	871,952,123

NET INCOME ATTRIBUTABLE TO	574,892,897	463,740,203	652,669,383	567,128,075	439,719,719	276,899,729	(28,620,226)	(10,446,955)	(57,616,989)	1,113,400,746	893,012,968	871,952,123
Shareholders of Enersis										658,514,150	377,350,522	375,471,254
Non-controlling interests										454,886,596	515,662,446	496,480,869

34.3     Countries

Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
ASSETS	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT ASSETS	2,084,089,603	778,287,483	1,075,927,343	324,887,994	140,651,609	198,804,567	814,810,111	742,319,957	680,639,175	592,888,884	517,570,258	433,026,278	230,431,271	154,280,243	138,640,932	(150,892,582)	(42,920,620)	(48,314,535)	3,896,215,281	2,290,188,930	2,478,723,760
Cash and cash equivalents	906,467,031	216,478,829	556,613,689	24,982,401	20,619,433	43,522,761	249,642,879	195,713,589	277,962,207	344,261,959	319,911,445	267,530,810	81,033,299	63,108,765	42,054,742	-	-	-	1,606,387,569	815,832,061	1,187,684,209
Other current financial assets	540,622,559	3,865	47,504	-	248,729	143,638	163,360,721	143,275,069	-	72,983,696	50,921,259	699,517	4,062,461	51,876	48,561	-	-	-	781,029,437	194,500,798	939,220
Other current non-financial assets	4,826,805	8,550,848	5,546,879	5,359,794	1,207,678	2,444,742	86,826,237	72,727,847	43,310,736	11,417,533	13,981,224	13,082,463	33,166,923	6,909,114	5,094,853	-	-	-	141,597,292	103,376,711	69,479,673
Trade and other current receivables	303,306,537	302,579,178	320,883,476	243,919,961	70,793,684	108,345,327	278,406,979	291,578,428	318,551,280	141,440,771	114,086,956	127,547,722	77,145,961	66,634,074	73,975,674	1,043,672	1,118,791	704,234	1,045,263,881	846,791,111	950,007,713
Accounts receivable from related companies	135,381,849	45,714,756	70,724,601	28,866,234	33,308,107	34,084,870	15,395,164	11,804,423	-	1,393,681	747,741	5,913,088	4,918,900	34,666	208,696	(151,936,254)	(44,039,411)	(49,018,769)	34,019,574	47,570,282	61,912,486
Inventories	22,015,023	35,822,896	30,429,643	8,201,936	6,392,567	4,921,951	2,519,460	659,321	1,266,810	19,869,367	16,405,994	16,713,554	25,176,969	17,282,307	17,002,883	-	-	-	77,782,755	76,563,085	70,334,841
Current tax assets	171,469,799	169,137,111	91,681,551	13,557,668	8,081,411	5,341,278	18,658,671	26,561,280	39,548,142	1,521,877	1,515,639	1,539,124	4,926,758	259,441	255,523	-	-	-	210,134,773	205,554,882	138,365,618

Non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	8,908,947,599	7,514,815,614	7,671,508,763	659,059,378	586,838,081	593,346,110	2,217,714,263	3,338,211,800	3,805,276,863	2,677,766,989	2,513,041,547	2,330,553,634	1,389,516,232	1,243,142,278	1,246,563,957	(4,571,555,435)	(4,239,745,948)	(4,476,886,005)	11,281,449,026	10,956,303,372	11,170,363,322
Other non-current financial assets	37,649,971	58,621,279	32,835,965	95,878	194,354	161,140	452,516,565	375,250,800	27,818	1,267,312	1,243,628	1,212,609	6,692	3,708,045	3,009,238	-	-	-	491,536,418	439,018,106	37,246,770
Other non-current non-financial assets	366,777	380,918	311,432	976,223	1,833,586	1,984,737	83,157,858	83,997,877	106,916,843	-	1,710,515	-	-	-	-	(409,033)	(134,537)	-	84,091,825	87,788,359	109,213,012
Non-current receivables	6,875,034	7,548,389	4,531,190	157,987,010	146,227,334	151,690,773	42,678,160	35,809,875	273,379,275	15,505,469	13,314,744	13,527,254	-	-	-	-	-	-	223,045,673	202,900,342	443,128,492
Non-current accounts receivable from related companies	-	5,712,830	6,179,892	-	-	-	36,001,623	32,432,608	44,861,006	-	-	-	-	-	-	(36,001,623)	(38,145,438)	(51,040,898)	-	-	-
Investments accounted for using the equity method	5,823,859,485	4,441,947,077	4,624,595,985	48,287,286	58,167,386	4,727,255	-	1,042,410,728	1,217,587,204	33,085,546	33,528,901	31,365,165	85,119,667	51,856,847	49,887,780	(5,742,271,104)	(5,413,393,594)	(5,733,377,672)	248,080,880	214,517,345	194,785,717
Intangible assets other than goodwill	37,570,805	37,962,229	40,287,096	2,736,208	3,460,809	3,649,971	1,060,733,391	1,104,062,844	1,375,676,408	43,583,416	43,868,608	43,764,781	28,936,541	12,648,021	3,302,723	-	-	-	1,173,560,361	1,202,002,511	1,466,680,979
Goodwill	2,298,609	2,298,608	2,298,608	1,574,810	1,902,217	2,357,592	95,223,794	100,004,647	119,058,905	5,213,756	5,194,342	5,126,657	8,287,322	8,703,399	10,361,690	1,259,722,037	1,273,570,739	1,329,103,656	1,372,320,328	1,391,673,952	1,468,307,108
Property, plant, and equipment	2,899,506,899	2,831,413,884	2,845,420,964	431,863,368	369,087,363	424,077,441	374,933,897	388,190,909	479,342,553	2,483,155,951	2,317,512,355	2,141,054,741	1,267,166,010	1,164,386,651	1,178,479,794	(22,827,400)	(20,667,591)	(22,466,646)	7,433,798,725	7,049,923,571	7,045,908,847
Investment property	44,877,049	46,922,970	38,055,889	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	44,877,049	46,922,970	38,055,889
Deferred tax assets	55,942,970	82,007,430	76,991,742	15,538,595	5,965,032	4,697,201	72,468,975	176,051,512	188,426,851	95,955,539	96,668,454	94,502,427	-	1,839,315	1,522,732	(29,768,312)	(40,975,527)	895,555	210,137,767	321,556,216	367,036,508

TOTAL ASSETS	10,993,037,202	8,293,103,097	8,747,436,106	983,947,372	727,489,690	792,150,677	3,032,524,374	4,080,531,757	4,485,916,038	3,270,655,873	3,030,611,805	2,763,579,912	1,619,947,503	1,397,422,521	1,385,204,889	(4,722,448,017)	(4,282,666,568)	(4,525,200,540)	15,177,664,307	13,246,492,302	13,649,087,082

Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
LIABILITIES AND EQUITY	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT LIABILITIES	976,567,203	710,362,585	630,608,050	765,661,046	592,608,749	494,783,567	507,823,387	444,716,883	650,237,150	504,585,033	442,299,732	476,157,074	236,388,951	192,966,044	170,828,751	(9,765,921)	(36,223,268)	(580,568)	2,981,259,699	2,346,730,725	2,422,034,024
Other current financial liabilities	447,215,392	233,128,692	76,829,743	185,774,593	156,782,528	105,336,295	67,179,349	111,001,976	288,730,920	135,583,922	96,374,184	124,642,295	70,921,949	61,135,922	65,023,305	-	-	-	906,675,205	658,423,302	660,562,558
Trade and other current payables	350,880,679	309,129,869	389,635,719	408,453,765	335,942,011	283,219,858	231,382,009	246,490,233	234,837,848	220,050,591	206,401,334	217,911,901	128,819,970	85,340,558	68,645,529	80,005,318	11,547,745	19,137,458	1,419,592,332	1,194,851,750	1,213,388,313
Accounts payable to related companies	25,743,837	94,690,434	50,881,631	74,601,162	32,357,914	45,686,586	148,963,775	31,861,534	34,092,017	43,984,648	38,029,441	52,825,714	890,087	1,091,197	1,068,536	(89,771,239)	(47,771,013)	(24,195,800)	204,412,270	150,259,507	160,358,684
Other current provisions	46,172,778	39,752,810	53,819,934	49,361,942	30,095,780	25,324,807	1,162,162	1,559,596	6,801,936	12,139,002	9,808,093	10,860	9,746,774	8,514,423	8,754,075	-	-	4,477,774	118,582,658	89,730,702	99,189,386
Current tax liabilities	105,209,644	31,025,160	56,915,482	18,177,602	10,649,219	12,379,051	37,120,694	35,085,220	67,476,356	82,533,687	83,398,892	74,996,825	12,106,758	9,387,047	20,478,459	-	-	-	255,148,385	169,545,538	232,246,173
Other current non-financial liabilities	1,344,873	2,635,620	2,525,541	29,291,982	26,781,297	22,836,970	22,015,398	18,718,324	18,298,073	10,293,183	8,287,788	5,769,479	13,903,413	27,496,897	6,858,847	-	-	-	76,848,849	83,919,926	56,288,910

Liabilities associated with non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	1,082,782,610	1,511,764,865	1,795,375,211	131,441,625	113,903,928	206,938,488	805,923,465	860,959,079	929,216,917	1,209,708,575	1,069,131,734	910,782,376	525,169,451	484,376,415	527,947,698	(66,085,979)	(98,581,490)	(34,248,823)	3,688,939,747	3,941,554,531	4,336,011,867
Other non-current financial liabilities	834,174,804	1,208,350,892	1,538,473,627	19,263,284	23,630,252	113,544,053	511,762,232	465,777,075	515,352,311	1,097,771,137	945,721,006	782,142,214	327,277,654	284,640,644	321,843,088	-	-	-	2,790,249,111	2,928,119,869	3,271,355,293
Other non-current payables	-	-	-	126,137	175,794	1,146,930	22,937,741	14,081,644	13,157,677	-	-	-	-	-	-	-	-	-	23,063,878	14,257,438	14,304,607
Non-current accounts payable to related companies	-	-	-	36,317,667	37,013,568	34,248,823	-	-	-	-	-	-	-	-	-	(36,317,667)	(37,013,568)	(34,248,823)	-	-	-
Other long-term provisions	23,983,651	25,283,772	17,935,877	13,647,279	7,830,745	9,239,778	142,210,556	137,536,697	168,801,883	10,688,183	2,989,679	4,204,740	3,437,684	2,934,142	1,833,561	-	-	-	193,967,353	176,575,035	202,015,839
Deferred tax liabilities	176,873,577	203,371,102	186,884,544	18,926,410	10,812,791	13,419,881	21,675,958	113,029,606	67,691,941	23,901,959	21,874,223	10,917,433	183,877,298	193,015,503	203,346,463	(29,768,312)	(40,975,528)	-	395,486,890	501,127,697	482,260,262
Non-current provisions for employee benefits	43,056,906	40,094,917	35,289,267	9,640,282	7,014,199	7,627,051	106,313,626	127,516,473	149,353,832	77,347,296	79,299,002	77,082,925	2,156,881	2,236,777	-	-	-	-	238,514,991	256,161,368	269,353,075
Other non-current non-financial liabilities	4,693,672	34,664,182	16,791,896	33,520,566	27,426,579	27,711,972	1,023,352	3,017,584	14,859,273	-	19,247,824	36,435,064	8,419,934	1,549,349	924,586	-	(20,592,394)	-	47,657,524	65,313,124	96,722,791

EQUITY	8,933,687,389	6,070,975,647	6,321,452,845	86,844,701	20,977,013	90,428,622	1,718,777,522	2,774,855,795	2,906,461,971	1,556,362,265	1,519,180,339	1,376,640,462	858,389,101	720,080,062	686,428,440	(4,646,596,117)	(4,147,861,810)	(4,490,371,149)	8,507,464,861	6,958,207,046	6,891,041,191
Equity attributable to shareholders of Enersis	8,933,687,389	6,070,975,647	6,321,452,845	86,844,701	20,977,013	90,428,622	1,718,777,522	2,774,855,795	2,906,461,971	1,556,362,265	1,519,180,339	1,376,640,462	858,389,101	720,080,062	686,428,440	(4,646,596,117)	(4,147,861,810)	(4,490,371,149)	6,168,554,253	3,893,798,572	3,895,728,606
Issued capital	7,946,458,335	5,020,056,429	5,355,191,227	185,677,463	192,387,594	230,798,614	209,103,124	946,283,652	1,768,841,536	168,808,967	168,180,369	150,811,424	275,585,129	223,717,228	197,139,383	(3,116,352,293)	(3,725,742,437)	(4,877,899,349)	5,669,280,725	2,824,882,835	2,824,882,835
Retained earnings	3,330,989,884	2,695,003,084	2,719,465,398	(113,985,428)	(177,577,796)	(99,901,666)	315,847,482	640,153,933	459,494,106	657,299,536	632,034,321	125,770,175	218,840,148	135,999,423	72,384,456	(1,595,357,325)	(1,504,334,124)	(1,044,243,589)	2,813,634,297	2,421,278,841	2,232,968,880
Share premium	365,334,508	365,334,507	158,759,648	-	-	-	664,870,411	630,233,239	-	3,627,695	3,614,187	-	501,725	-	-	(875,574,691)	(840,422,285)	-	158,759,648	158,759,648	158,759,648
Other reserves	(2,709,095,338)	(2,009,418,373)	(1,911,963,428)	15,152,666	6,167,215	(40,468,326)	528,956,505	558,184,971	678,126,329	726,626,067	715,351,462	1,100,058,863	363,462,099	360,363,411	416,904,601	940,688,192	1,922,637,036	1,431,771,789	(2,473,120,417)	(1,511,122,752)	(1,320,882,757)

Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,338,910,608	3,064,408,474	2,995,312,585

Total Liabilities and Equity	10,993,037,202	8,293,103,097	8,747,436,106	983,947,372	727,489,690	792,150,677	3,032,524,374	4,080,531,757	4,485,916,038	3,270,655,873	3,030,611,805	2,763,579,912	1,619,947,503	1,397,422,521	1,385,204,889	(4,722,448,017)	(4,282,666,568)	(4,525,200,540)	15,177,664,307	13,246,492,302	13,649,087,082

Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
REVENUES	1.739.963.584	1.902.672.810	2.004.253.880	702.356.329	668.889.354	675.647.122	1.867.480.092	2.128.031.611	2.165.287.761	1.312.563.122	1.229.969.272	1.085.088.788	643.504.088	568.105.958	458.047.567	(1.421.313)	(1.715.557)	(1.725.223)	6.264.445.902	6.495.953.448	6.386.599.895
Sales	1.721.447.848	1.824.499.050	1.977.915.873	406.515.531	653.895.892	667.299.420	1.695.610.134	1.963.812.830	1.970.909.825	1.270.600.838	1.195.438.205	1.052.775.480	604.015.742	546.249.647	439.967.436	(1.412.853)	(1.771.926)	(1.725.223)	5.696.777.240	6.182.123.698	6.107.142.811
Energy sales	1.516.877.306	1.674.030.771	1.852.882.308	361.705.469	634.079.879	641.615.807	1.553.473.683	1.785.616.550	1.787.773.720	1.176.055.779	1.103.242.308	964.104.983	560.310.262	528.929.083	423.233.981	(201.948)	-	-	5.168.220.551	5.725.898.591	5.669.610.799
Other sales	37.365.915	11.203.229	11.280.912	361.681	412.885	-	6.569.786	5.800.382	6.072.128	3.280.645	2.566.899	3.103.227	8.823.805	38.502	565.295	-	-	(69.179)	56.401.832	20.021.897	20.952.383
Other services rendered	167.204.627	139.265.050	113.752.653	44.448.381	19.403.128	25.683.613	135.566.665	172.395.898	177.063.977	91.264.414	89.628.998	85.567.270	34.881.675	17.282.062	16.168.160	(1.210.905)	(1.771.926)	(1.656.044)	472.154.857	436.203.210	416.579.629
Other operating income	18.515.736	78.173.760	26.338.007	295.840.798	14.993.462	8.347.702	171.869.958	164.218.781	194.377.936	41.962.284	34.531.067	32.313.308	39.488.346	21.856.311	18.080.131	(8.460)	56.369	-	567.668.662	313.829.750	279.457.084

SUPPLIES AND SERVICES	(998.903.978)	(1.278.999.551)	(1.202.767.257)	(225.811.105)	(456.896.885)	(457.898.841)	(1.082.324.727)	(1.261.178.855)	(1.228.453.536)	(489.478.900)	(433.850.406)	(375.182.081)	(292.653.947)	(264.153.581)	(185.931.510)	31.462	56.359	70.100	(3.089.141.195)	(3.695.022.919)	(3.450.163.125)
Energy purchases	(568.466.950)	(681.252.650)	(697.903.048)	(186.778.094)	(188.141.869)	(153.569.548)	(616.825.105)	(602.540.949)	(587.111.958)	(282.064.565)	(219.666.504)	(179.570.130)	(170.440.992)	(158.288.518)	(88.735.366)	3.962.147	1.220.180	-	(1.820.613.559)	(1.848.670.310)	(1.706.890.050)
Fuel consumption	(211.612.174)	(385.360.528)	(319.628.442)	(25.889.830)	(255.215.278)	(283.048.981)	(51.277.737)	(31.481.376)	(35.498.349)	(34.870.502)	(36.215.949)	(23.946.682)	(62.465.952)	(55.518.422)	(49.411.567)	-	-	-	(386.116.195)	(763.791.553)	(711.534.021)
Transportation expenses	(182.821.321)	(190.345.945)	(150.540.034)	(3.021.027)	(4.645.155)	(9.143.907)	(72.787.402)	(142.758.291)	(107.475.644)	(114.719.080)	(115.622.940)	(111.348.162)	(22.369.037)	(19.580.741)	(16.215.303)	(3.962.147)	(1.225.320)	-	(399.680.014)	(474.178.392)	(394.723.050)
Other miscellaneous supplies and services	(36.003.533)	(22.040.428)	(34.695.733)	(10.122.154)	(8.894.583)	(12.136.405)	(341.434.483)	(484.398.239)	(498.367.585)	(57.824.753)	(62.345.013)	(60.317.107)	(37.377.966)	(30.765.900)	(31.569.274)	31.462	61.499	70.100	(482.731.427)	(608.382.664)	(637.016.004)

CONTRIBUTION MARGIN	741.059.606	623.673.259	801.486.623	476.545.224	211.992.469	217.748.281	785.155.365	866.852.756	936.834.225	823.084.222	796.118.866	709.906.707	350.850.141	303.952.377	272.116.057	(1.389.851)	(1.659.198)	(1.655.123)	3.175.304.707	2.800.930.529	2.936.436.770

Infrastructure work	14.831.058	11.267.275	11.168.239	21.102.202	12.470.077	12.146.533	13.877.942	15.741.611	18.130.297	8.810.875	6.497.515	6.245.798	3.343.451	2.690.904	2.230.329	-	-	-	61.965.528	48.667.382	49.921.196
Employee expenses	(123.792.285)	(104.960.338)	(101.436.399)	(154.686.549)	(119.207.683)	(106.287.626)	(100.646.527)	(106.756.270)	(110.708.252)	(51.593.413)	(47.181.965)	(45.683.300)	(34.963.324)	(31.073.580)	(7.638.200)	-	-	-	(465.682.098)	(409.179.836)	(371.753.777)
Other fixed operating expenses	(116.287.888)	(109.459.496)	(103.258.819)	(138.909.308)	(114.875.019)	(88.827.726)	(147.251.808)	(154.523.039)	(161.072.702)	(75.777.792)	(74.513.810)	(138.659.752)	(43.261.744)	(40.846.681)	(33.100.304)	1.389.851	1.659.198	2.226.200	(520.098.689)	(492.558.847)	(522.693.103)

GROSS OPERATING RESULT	515.810.491	420.520.700	607.959.644	204.051.569	(9.620.156)	34.779.462	551.134.972	621.315.058	683.183.568	704.523.892	680.920.606	531.809.453	275.968.524	234.723.020	233.607.882	-	-	571.077	2.251.489.448	1.947.859.228	2.091.911.086

Depreciation and amortization	(121.138.443)	(113.054.058)	(107.693.768)	(39.649.324)	(37.553.574)	(30.461.556)	(111.980.732)	(118.997.483)	(124.654.759)	(99.481.692)	(104.303.331)	(99.446.570)	(64.854.394)	(62.377.398)	(57.605.062)	1.631.326	1.802.110	2.996.784	(435.473.259)	(434.483.734)	(416.864.931)
Impairment reversal (impairment losses)	(8.212.948)	(15.012.980)	(10.064.150)	(7.740.545)	(1.373.527)	(107.790.180)	(51.248.898)	(24.644.075)	(6.898.659)	(160.634)	(194.686)	(330.018)	(7.514.899)	(1.387.459)	(1.614.116)	-	-	(9.422.080)	(74.877.924)	(42.612.727)	(136.119.203)

OPERATING INCOME	386.459.100	292.453.662	490.201.726	156.661.700	(48.547.257)	(103.472.274)	387.905.342	477.673.500	551.630.150	604.881.566	576.422.589	432.032.865	203.599.231	170.958.163	174.388.704	1.631.326	1.802.110	(5.854.219)	1.741.138.265	1.470.762.767	1.538.926.952

FINANCIAL RESULT	(43.026.391)	(91.641.920)	(76.593.053)	(94.354.564)	(64.962.488)	(31.563.414)	34.677.521	30.905.320	(32.405.059)	(50.091.563)	(65.263.038)	(75.645.888)	(26.555.488)	(28.142.657)	(22.714.456)	11.321.527	2.462.555	5.256.312	(168.028.958)	(216.642.228)	(233.665.558)
Financial income	56.783.528	24.927.472	34.709.492	37.262.480	8.339.316	13.314.838	146.393.325	182.577.796	134.692.861	18.522.711	13.289.208	11.254.296	3.522.291	5.284.506	2.723.717	(2.357.789)	(2.288.318)	(2.149.364)	260.126.546	232.129.980	194.545.840
Financial expenses	(102.213.764)	(97.012.353)	(90.794.386)	(73.869.756)	(57.873.835)	(36.394.214)	(120.173.373)	(155.317.783)	(186.433.592)	(68.989.288)	(78.359.842)	(86.687.155)	(25.479.239)	(33.613.441)	(24.968.532)	2.357.786	2.288.316	2.149.364	(388.367.634)	(419.888.938)	(423.128.515)
Gain (loss) from indexed assets and liabilities	(9.414.755)	(12.756.868)	(25.206.927)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(9.414.755)	(12.756.868)	(25.206.927)
Foreign currency exchange differences	11.818.600	(6.800.170)	4.698.768	(57.747.288)	(15.427.969)	(8.484.038)	8.457.569	3.645.307	19.335.672	375.014	(192.404)	(213.029)	(4.598.540)	186.278	(469.641)	11.321.530	2.462.557	5.256.312	(30.373.115)	(16.126.401)	20.124.044
Positive	68.426.745	32.676.794	51.254.300	19.539.712	9.384.231	6.006.240	14.637.824	9.445.578	29.865.459	843.353	731.896	737.326	4.238.355	934.728	702.589	(13.860.245)	(4.998.726)	(9.985.079)	93.825.744	48.174.501	78.580.835
Negative	(56.608.145)	(39.476.964)	(46.555.532)	(77.287.000)	(24.812.200)	(14.490.278)	(6.180.255)	(5.800.271)	(10.529.787)	(468.339)	(924.300)	(950.355)	(8.836.895)	(748.450)	(1.172.230)	25.181.775	7.461.283	15.241.391	(124.198.859)	(64.300.902)	(58.456.791)

Share of the profit (loss) from associates accounted for using the equity method	24.211.200	27.938.403	24.038.106	144.312	(24.407)	250.141	3	-	-	933.704	2.467.940	2.602.952	-	-	-	-	-	34	25.289.219	30.381.936	26.891.233
Gain (loss) from other investments	110.144	158.287	1.053.408	725.673	579.029	498.877	-	-	-	-	(16)	-	-	-	-	-	-	(514.125)	835.817	737.300	1.038.160
Gain (loss) on the sale of property, plant, and equipment	14.460.353	12.212.146	(6.039.997)	7.854	2.032	-	2.761.811	1.983.259	-	381.011	(212.781)	(147.701)	723.159	464.456	418.351	-	-	-	18.334.188	14.449.112	(5.769.347)

NET INCOME BEFORE TAX	382.214.406	241.120.578	432.660.190	63.184.975	(112.953.091)	(134.286.670)	425.344.677	510.562.079	519.225.091	556.104.718	513.414.694	358.842.228	177.766.902	143.279.962	152.092.599	12.952.853	4.264.665	(1.111.998)	1.617.568.531	1.299.688.888	1.327.421.440

Income tax	(152.739.606)	(55.359.053)	(106.818.787)	(19.375.905)	(2.938.736)	(34.044.480)	(98.554.882)	(131.150.308)	(129.039.820)	(181.812.587)	(167.411.904)	(140.865.893)	(51.684.805)	(49.815.919)	(44.223.034)	-	-	(477.303)	(504.167.785)	(406.675.920)	(455.469.317)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	229.474.800	185.761.525	325.841.403	43.809.070	(115.891.827)	(168.331.150)	326.789.795	379.411.771	390.185.271	374.292.131	346.002.790	217.976.335	126.082.097	93.464.043	107.869.565	12.952.853	4.264.665	(1.589.301)	1.113.400.746	893.012.968	871.952.123
Net income from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	229.474.800	185.761.525	325.841.403	43.809.070	(115.891.827)	(168.331.150)	326.789.795	379.411.771	390.185.271	374.292.131	346.002.790	217.976.335	126.082.097	93.464.043	107.869.565	12.952.853	4.264.665	(1.589.301)	1.113.400.746	893.012.968	871.952.123

NET INCOME ATTRIBUTABLE TO	229.474.800	185.761.525	325.841.403	43.809.070	(115.891.827)	(168.331.150)	326.789.795	379.411.771	390.185.271	374.292.131	346.002.790	217.976.335	126.082.097	93.464.043	107.869.565	12.952.853	4.264.665	(1.589.301)	1.113.400.746	893.012.968	871.952.123
Shareholders of Enersis																			658.514.150	377.350.522	375.471.254
Non-controlling interests																			454.886.596	515.662.446	496.480.869

34.4	Generation and Distribution by Country

a)	Generation

Line of Business	Generation
Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
ASSETS	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT ASSETS	511,796,884	383,623,404	540,451,080	107,811,492	65,350,914	113,950,708	139,953,310	188,095,512	229,070,896	321,118,495	285,719,119	239,044,005	137,682,054	80,363,358	75,650,050	(62,132,141)	(43,533,540)	(26,868,729)	1,156,230,094	959,618,767	1,171,298,010
Cash and cash equivalents	56,780,323	6,256,263	198,775,572	16,276,593	6,613,187	22,383,610	34,172,561	74,132,078	131,040,180	227,781,003	187,772,861	136,260,140	39,012,017	35,284,268	32,764,569	-	-	-	374,022,497	310,058,657	521,224,071
Other current financial assets	23,956,079	-	47,504	-	-	143,638	26,631,685	32,899,426	-	59,041	25,067,909	674,506	121,357	51,876	48,561	-	-	-	50,768,162	58,019,211	914,209
Other current non-financial assets	2,104,085	5,343,846	2,504,741	4,163,710	224,900	1,197,748	12,892,720	12,492,705	14,283,730	7,825,842	7,515,740	7,964,428	31,126,566	4,241,546	2,458,301	-	-	-	58,112,923	29,818,737	28,408,948
Trade and other current receivables	145,157,387	142,361,331	157,809,488	48,084,728	19,901,491	54,090,162	30,064,544	34,854,848	63,940,752	54,561,960	35,378,529	45,507,596	27,945,880	18,439,139	16,985,155	278,427	801,583	-	306,092,926	251,736,921	338,333,153
Accounts receivable from related companies	116,673,985	52,329,038	79,160,315	28,288,101	32,524,660	33,441,555	33,710,120	29,309,511	19,803,730	13,527,398	15,211,112	35,104,241	16,361,453	9,221,914	10,509,205	(62,410,568)	(44,335,123)	(26,868,729)	146,150,489	94,261,112	151,150,317
Inventories	14,662,964	30,054,549	22,853,273	3,015,290	3,158,460	1,783,282	24,335	25,149	2,504	15,841,374	13,257,329	11,993,970	19,731,805	12,892,282	12,645,501	-	-	-	53,275,768	59,387,769	49,278,530
Current tax assets	152,462,061	147,278,377	79,300,187	7,983,070	2,928,216	910,713	2,457,345	4,381,795	-	1,521,877	1,515,639	1,539,124	3,382,976	232,333	238,758	-	-	-	167,807,329	156,336,360	81,988,782

Non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	4,010,150,837	3,806,238,338	3,836,444,494	328,620,769	282,190,205	319,979,207	466,450,794	484,097,928	600,244,367	1,712,544,281	1,563,308,503	1,393,219,292	850,389,930	786,613,843	812,558,136	(978,261,181)	(772,419,842)	(822,340,942)	6,389,895,430	6,150,028,975	6,140,104,554
Other non-current financial assets	2,759,880	31,436,192	11,908,606	34,697	108,154	161,140	1	1	-	1,260,169	1,236,511	1,205,585	6,692	524,133	216,790	-	-	-	4,061,439	33,304,991	13,492,121
Other non-current non-financial assets	41,506	41,505	54,246	495,445	1,252,853	1,099,011	24,179,550	24,553,260	27,290,081	-	635,776	-	-	-	-	(407,692)	(133,195)	-	24,308,809	26,350,199	28,443,338
Non-current receivables	-	-	160,518	156,318,116	144,560,890	150,312,091	7,818,925	2,908,137	21,685,968	3,509,648	3,014,698	3,241,735	-	-	-	-	-	-	167,646,689	150,483,725	175,400,312
Non-current accounts receivable from related companies	-	5,712,830	6,179,892	-	-	-	31,832,066	29,806,493	42,997,790	-	-	-	-	-	-	(31,832,066)	(35,519,323)	(51,040,898)	-	-	(1,863,216)
Investments accounted for using the equity method	1,739,823,985	1,523,247,036	1,537,616,848	2,402,684	2,743,725	3,428,479	9,466,233	9,072,881	10,801,536	-	-	-	49,498,978	51,856,848	49,887,780	(1,031,041,733)	(822,714,452)	(859,839,122)	770,150,147	764,206,038	741,895,521
Intangible assets other than goodwill	14,551,065	12,617,056	10,854,274	91,877	126,534	176,228	2,556,250	2,647,693	1,410,902	24,751,366	23,938,624	22,281,991	9,892,423	9,718,479	457,861	-	-	-	51,842,981	49,048,386	35,181,256
Goodwill	-	-	-	1,574,810	1,902,217	2,357,592	-	-	-	5,213,756	5,194,342	5,126,657	8,287,322	8,703,399	10,361,690	85,020,310	85,947,128	88,539,078	100,096,198	101,747,086	106,385,017
Property, plant, and equipment	2,249,838,283	2,209,465,781	2,247,634,237	152,164,545	125,530,800	157,747,465	352,672,949	368,075,606	456,994,530	1,618,190,483	1,469,930,901	1,302,924,129	782,704,515	713,971,669	750,111,283	-	-	-	5,155,570,775	4,886,974,757	4,915,411,644
Investment property	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	3,136,118	23,717,938	22,035,873	15,538,595	5,965,032	4,697,201	37,924,820	47,033,857	39,063,560	59,618,859	59,357,651	58,439,195	-	1,839,315	1,522,732	-	-	-	116,218,392	137,913,793	125,758,561

TOTAL ASSETS	4,521,947,721	4,189,861,742	4,376,895,574	436,432,261	347,541,119	433,929,915	606,404,104	672,193,440	829,315,263	2,033,662,776	1,849,027,622	1,632,263,297	988,071,984	866,977,201	888,208,186	(1,040,393,322)	(815,953,382)	(849,209,671)	7,546,125,524	7,109,647,742	7,311,402,564

Line of Business	Generation
Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
LIABILITIES AND EQUITY	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT LIABILITIES	668,592,085	600,267,301	388,462,676	318,877,246	216,250,046	184,089,684	154,314,125	169,123,436	223,439,239	229,570,428	179,614,548	220,413,976	121,170,978	80,997,177	77,444,300	12,105,476	(41,254,542)	25,000,330	1,504,630,338	1,204,997,966	1,118,850,205
Other current financial liabilities	124,569,707	217,913,907	62,256,172	177,557,360	129,148,163	82,987,086	7,263,176	6,224,991	62,027,186	65,753,442	29,534,134	113,869,956	35,770,544	27,415,986	32,976,929	-	-	-	410,914,229	410,237,181	354,117,329
Trade and other current payables	218,072,454	149,795,330	194,987,161	54,317,047	45,273,595	47,852,899	43,068,218	37,543,805	47,171,805	71,066,492	71,999,845	50,897,328	69,660,662	41,946,209	23,834,560	29,738,142	8,220,091	(7,957)	485,923,015	354,778,875	364,735,796
Accounts payable to related companies	256,312,820	185,220,102	71,396,335	73,534,329	31,066,357	43,569,836	94,607,913	111,905,008	81,664,568	28,331,191	23,917,636	14,328,510	951,459	914,067	13,875	(17,632,666)	(49,474,633)	25,008,287	436,105,046	303,548,537	235,981,411
Other current provisions	27,648,806	23,476,072	28,764,460	1,777,176	1,564,413	3,901,399	-	-	-	12,139,002	9,808,093	10,860	3,481,855	3,471,748	2,840,237	-	-	-	45,046,839	38,320,326	35,516,956
Current tax liabilities	41,456,080	23,323,179	29,576,414	6,809,177	7,807,388	5,362,401	6,898,694	11,488,571	30,425,114	50,014,588	42,623,796	40,779,406	7,706,070	4,516,616	14,748,267	-	-	-	112,884,609	89,759,550	120,891,602
Other current non-financial liabilities	532,218	538,711	1,482,134	4,882,157	1,390,130	416,063	2,476,124	1,961,061	2,150,566	2,265,713	1,731,044	527,916	3,600,388	2,732,551	3,030,432	-	-	-	13,756,600	8,353,497	7,607,111

Liabilities associated with non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	771,344,735	871,530,756	1,169,145,498	104,952,969	95,913,004	165,441,384	26,868,554	37,449,700	58,875,184	864,631,943	757,392,281	530,859,723	304,848,189	282,137,010	317,338,453	(32,111,507)	(26,375,868)	(34,248,823)	2,040,534,883	2,018,046,883	2,207,411,419
Other non-current financial liabilities	574,924,357	649,653,793	975,588,006	12,954,207	20,701,104	87,602,569	19,711,499	26,586,073	36,725,221	828,381,968	711,308,825	486,420,793	164,199,904	136,960,660	169,238,940	-	-	-	1,600,171,935	1,545,210,455	1,755,575,529
Other non-current payables	-	-	-	126,137	175,794	241,287	6	104	1,947	-	-	-	-	-	-	-	-	-	126,143	175,898	243,234
Non-current accounts payable to related companies	-	-	81,953	36,317,666	37,013,568	34,248,823	-	-	-	-	-	-	-	-	-	(32,111,507)	(29,899,343)	(34,248,823)	4,206,159	7,114,225	81,953
Other long-term provisions	17,426,844	16,545,029	10,251,812	5,389,574	-	-	6,795,372	6,753,472	8,596,721	738,840	316,755	316,576	3,223,572	2,732,195	1,668,030	-	-	-	33,574,202	26,347,451	20,833,139
Deferred tax liabilities	159,958,131	183,446,893	159,800,466	18,926,410	10,812,791	13,419,881	-	2,860,251	4,538,425	13,991,943	12,001,108	-	136,787,298	141,771,503	146,431,483	-	-	-	329,663,782	350,892,546	324,190,255
Non-current provisions for employee benefits	15,360,428	14,482,504	11,806,507	3,276,309	2,382,287	2,216,852	-	-	-	21,519,192	22,056,756	21,953,569	637,415	672,652	-	-	-	-	40,793,344	39,594,199	35,976,928
Other non-current non-financial liabilities	3,674,975	7,402,537	11,616,754	27,962,666	24,827,460	27,711,972	361,677	1,249,800	9,012,870	-	11,708,837	22,168,785	-	-	-	-	3,523,475	-	31,999,318	48,712,109	70,510,381

EQUITY	3,082,010,901	2,718,063,685	2,819,287,400	12,602,046	35,378,069	84,398,847	425,221,425	465,620,304	547,000,840	939,460,405	912,020,793	880,989,598	562,052,817	503,843,014	493,425,433	(1,020,387,291)	(748,322,972)	(839,961,178)	4,000,960,303	3,886,602,893	3,985,140,940
Equity attributable to shareholders of Enersis	3,082,010,901	2,718,063,685	2,819,287,400	12,602,046	35,378,069	84,398,847	425,221,425	465,620,304	547,000,840	939,460,405	912,020,793	880,989,598	562,052,817	503,843,014	493,425,433	(1,020,387,291)	(748,322,972)	(839,961,178)	4,000,960,303	3,886,602,893	3,985,140,940
Issued capital	1,863,803,648	1,781,799,632	1,990,459,492	75,661,025	57,453,398	92,185,037	111,945,652	170,138,583	204,171,117	165,215,801	164,600,583	142,906,410	201,643,413	186,073,314	164,297,758	(958,973,815)	(871,893,592)	(841,129,777)	1,459,295,724	1,488,171,918	1,752,890,037
Retained earnings	1,446,722,329	1,093,192,232	1,131,415,199	(64,632,839)	(13,873,002)	(7,554,043)	171,051,337	176,225,150	202,644,366	543,834,488	524,280,383	128,464,532	134,872,574	75,744,989	70,760,796	(168,829,313)	34,872,108	312,688,322	2,063,018,576	1,890,441,860	1,838,419,172
Share premium	206,008,557	206,008,557	-	-	-	-	-	-	-	-	-	-	501,725	-	-	-	-	-	206,510,282	206,008,557	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other equity interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other reserves	(434,523,633)	(362,936,736)	(302,587,291)	1,573,860	(8,202,327)	(232,147)	142,224,436	119,256,571	140,185,357	230,410,116	223,139,827	609,618,656	225,035,105	242,024,711	258,366,879	107,415,837	88,698,512	(311,519,723)	272,135,721	301,980,558	393,831,731

Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total Liabilities and Equity	4,521,947,721	4,189,861,742	4,376,895,574	436,432,261	347,541,119	433,929,915	606,404,104	672,193,440	829,315,263	2,033,662,776	1,849,027,622	1,632,263,297	988,071,984	866,977,201	888,208,186	(1,040,393,322)	(815,953,382)	(849,209,671)	7,546,125,524	7,109,647,742	7,311,402,564

Line of Business	Generation
Country	Chile			Argentina			Brazil			Colombia
STATEMENT OF COMPREHENSIVE INCOME	12-31-2013	12-31-2012	12-31-2011	12-31-2013	12-31-2012	12-31-2011	12-31-2013	12-31-2012	12-31-2011	12-31-2013	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUES	962,878,821	1,107,116,945	1,137,769,807	173,767,877	347,671,353	395,296,464	349,612,268	361,855,124	309,049,119	639,460,200	580,151,107	498,568,875
Sales	961,131,300	1,046,837,045	1,125,358,093	138,071,696	344,621,942	395,107,435	349,355,959	361,855,124	306,693,874	634,800,723	579,490,649	496,505,095
Energy sales	860,581,278	995,304,342	1,105,983,558	109,113,647	341,123,404	389,963,331	286,300,194	294,359,410	253,753,923	634,181,459	578,673,437	495,453,014
Other sales	25,273,582	30,347	35,104	-	-	-	-	-	-	-	-	-
Other services rendered	75,276,440	51,502,356	19,339,431	28,958,049	3,498,538	5,144,104	63,055,765	67,495,714	52,939,951	619,264	817,212	1,052,081

Other operating income	1,747,521	60,279,900	12,411,714	35,696,181	3,049,411	189,029	256,309	-	2,355,245	4,659,477	660,458	2,063,780

SUPPLIES AND SERVICES	(494,891,536)	(753,997,627)	(601,671,634)	(56,031,618)	(281,490,845)	(315,717,397)	(141,838,915)	(131,313,182)	(55,607,090)	(204,521,337)	(171,182,696)	(134,977,823)
Energy purchases	(124,419,095)	(219,329,602)	(156,532,305)	(18,314,109)	(13,485,770)	(13,740,208)	(51,759,989)	(52,245,893)	(9,943,885)	(87,695,910)	(49,214,202)	(29,508,762)
Fuel consumption	(211,607,777)	(385,352,659)	(319,620,236)	(25,889,831)	(255,215,278)	(283,048,981)	(51,277,737)	(31,481,375)	(35,498,349)	(34,870,502)	(36,215,949)	(23,946,682)
Transportation expenses	(149,447,929)	(153,277,780)	(118,743,579)	(1,826,164)	(4,074,257)	(8,165,583)	(9,695,879)	(16,161,314)	(16,353,299)	(59,719,073)	(57,311,261)	(54,452,560)
Other miscellaneous supplies and services	(9,416,735)	3,962,414	(6,775,514)	(10,001,514)	(8,715,540)	(10,762,625)	(29,105,310)	(31,424,600)	6,188,443	(22,235,852)	(28,441,284)	(27,069,819)

CONTRIBUTION MARGIN	467,987,285	353,119,318	536,098,173	117,736,259	66,180,508	79,579,067	207,773,353	230,541,942	253,442,029	434,938,863	408,968,411	363,591,052

Infrastructure work	10,625,755	8,472,679	3,954,056	2,994,025	-	-	798,621	713,161	244,254	5,001,430	4,133,486	2,187,900
Employee expenses	(63,318,333)	(51,313,882)	(38,352,370)	(33,097,900)	(22,442,565)	(19,020,797)	(12,441,385)	(11,545,260)	(12,425,160)	(18,284,458)	(15,935,879)	(13,009,393)
Other fixed operating expenses	(60,037,993)	(51,725,559)	(42,002,591)	(19,974,007)	(14,644,907)	(9,996,620)	(9,947,279)	(12,503,249)	(10,652,946)	(20,175,229)	(21,038,904)	(61,997,033)

GROSS OPERATING RESULT	355,256,714	258,552,556	459,697,268	67,658,377	29,093,036	50,561,650	186,183,310	207,206,594	230,608,177	401,480,606	376,127,114	290,772,526

Depreciation and amortization	(90,062,966)	(82,066,125)	(78,093,376)	(26,740,217)	(23,217,258)	(16,647,907)	(24,882,875)	(26,462,161)	(26,089,510)	(37,628,154)	(38,421,392)	(37,360,006)
Impairment reversal (impairment losses)	64,137	(11,027,857)	(4,119,978)	(5,788,835)	-	-	(695,613)	-	(1,025,578)	76,227	(44,846)	95,584

Operating Income	265,257,885	165,458,574	377,483,914	35,129,325	5,875,778	33,913,743	160,604,822	180,744,433	203,493,089	363,928,679	337,660,876	253,508,104

FINANCIAL RESULT	(62,651,050)	(63,763,352)	(44,953,016)	(85,446,574)	(37,367,253)	(24,064,353)	15,184,609	9,501,946	31,870,959	(26,946,483)	(38,974,600)	(44,412,198)
Financial income	3,536,277	5,972,775	15,272,137	4,244,643	2,841,601	6,318,260	19,932,500	24,959,636	62,448,962	11,265,048	5,210,427	6,440,538
Financial expenses	(77,521,638)	(67,876,690)	(55,472,876)	(31,560,337)	(23,674,870)	(20,995,238)	(12,677,600)	(18,097,957)	(49,265,315)	(38,653,714)	(43,917,815)	(50,600,130)
Gain (loss) from indexed assets and liabilities	1,220,365	(785,468)	(5,484,279)	-	-	-	-	-	-	-	-	-
Foreign currency exchange differences	10,113,946	(1,073,969)	732,002	(58,130,880)	(16,533,984)	(9,387,375)	7,929,709	2,640,267	18,687,312	442,183	(267,212)	(252,606)
Positive	26,215,267	7,585,199	14,059,103	18,008,940	7,926,758	4,805,473	13,724,429	8,385,976	27,309,335	740,084	407,595	370,895
Negative	(16,101,321)	(8,659,168)	(13,327,101)	(76,139,820)	(24,460,742)	(14,192,848)	(5,794,720)	(5,745,709)	(8,622,023)	(297,901)	(674,807)	(623,501)

Share of the profit (loss) from associates accounted for using the equity method	24,211,203	27,938,714	24,038,140	144,312	(24,718)	-	-	-	-	-	-	-
Gain (loss) from other investments	110,144	158,288	539,283	725,673	498,738	498,877	-	-	-	-	-	-
Gain (loss) on the sale of property, plant, and equipment	2,446,539	13,828	478,619	7,854	2,032	-	-	-	-	310,238	187,055	70,187

NET INCOME BEFORE TAX	229,374,721	129,806,052	357,586,940	(49,439,410)	(31,015,423)	10,348,267	175,789,431	190,246,379	235,364,048	337,292,434	298,873,331	209,166,093

Income tax	(58,588,721)	(48,515,925)	(75,808,716)	(7,294,916)	(5,394,465)	(21,796,346)	(25,337,026)	(27,804,757)	(46,012,835)	(106,503,562)	(97,612,299)	(80,740,375)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	170,786,000	81,290,127	281,778,224	(56,734,326)	(36,409,888)	(11,448,079)	150,452,405	162,441,622	189,351,213	230,788,872	201,261,032	128,425,718
Net income from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	170,786,000	81,290,127	281,778,224	(56,734,326)	(36,409,888)	(11,448,079)	150,452,405	162,441,622	189,351,213	230,788,872	201,261,032	128,425,718

NET INCOME ATTRIBUTABLE TO	170,786,000	81,290,127	281,778,224	(56,734,326)	(36,409,888)	(11,448,079)	150,452,405	162,441,622	189,351,213	230,788,872	201,261,032	128,425,718
Shareholders of Enersis
Non-controlling interests

Generation
Peru			Eliminations			Total
12-31-2013	12-31-2012	12-31-2011	12-31-2013	12-31-2012	12-31-2011	12-31-2013	12-31-2012	12-31-2011
ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
315,886,096	282,124,274	239,841,441	(484,995)	(656,842)	(724,906)	2,441,120,267	2,678,261,961	2,579,800,800
294,442,189	280,813,676	239,031,927	(476,535)	(661,982)	(724,906)	2,377,325,332	2,612,956,454	2,561,971,518
275,491,763	273,293,947	233,663,702	-	-	-	2,165,668,341	2,482,754,540	2,478,817,528
8,817,669	-	-	-	-	-	34,091,251	30,347	35,104
10,132,757	7,519,729	5,368,225	(476,535)	(661,982)	(724,906)	177,565,740	130,171,567	83,118,886

21,443,907	1,310,598	809,514	(8,460)	5,140	-	63,794,935	65,305,507	17,829,282

(112,418,729)	(111,094,930)	(86,884,090)	-	(5,140)	-	(1,009,702,135)	(1,449,084,420)	(1,194,858,034)
(14,637,476)	(28,555,290)	(13,812,605)	3,962,147	1,220,179	-	(292,864,432)	(361,610,578)	(223,537,765)
(62,465,952)	(55,518,422)	(49,411,567)	-	-	-	(386,111,799)	(763,783,683)	(711,525,815)
(22,491,100)	(19,718,720)	(16,393,695)	(3,962,147)	(1,225,319)	-	(247,142,292)	(251,768,651)	(214,108,716)
(12,824,201)	(7,302,498)	(7,266,223)	-	-	-	(83,583,612)	(71,921,508)	(45,685,738)

203,467,367	171,029,344	152,957,351	(484,995)	(661,982)	(724,906)	1,431,418,132	1,229,177,541	1,384,942,766

461,664	157,020	18,593	-	-	-	19,881,495	13,476,346	6,404,803
(14,606,541)	(12,729,281)	2,657,451	-	-	-	(141,748,617)	(113,966,867)	(80,150,269)
(21,653,706)	(18,465,710)	(14,254,393)	484,995	661,982	724,906	(131,303,219)	(117,716,347)	(138,178,677)

167,668,784	139,991,373	141,379,002	-	-	-	1,178,247,791	1,010,970,673	1,173,018,623

(41,395,669)	(38,894,195)	(36,724,390)	-	-	-	(220,709,881)	(209,061,131)	(194,915,189)
(6,698,767)	(44,659)	-	-	-	-	(13,042,851)	(11,117,362)	(5,049,972)

119,574,348	101,052,519	104,654,612	-	-	-	944,495,059	790,792,180	973,053,462

(12,096,778)	(16,903,421)	(10,596,299)	4,146,888	1,721,129	(2,173,731)	(167,809,388)	(145,785,551)	(94,328,638)
1,144,181	1,230,290	862,313	(2,226,200)	(1,841,637)	(2,146,863)	37,896,449	38,373,092	89,195,347
(9,184,654)	(18,088,798)	(10,794,337)	2,226,198	2,196,021	2,146,863	(167,371,745)	(169,460,109)	(184,981,033)
-	-	-	-	-	-	1,220,365	(785,468)	(5,484,279)
(4,056,305)	(44,913)	(664,275)	4,146,890	1,366,745	(2,173,731)	(39,554,457)	(13,913,066)	6,941,327
3,279,188	3,196	19,821	(8,975,752)	(4,235,887)	(12,320,110)	52,992,156	20,072,837	34,244,517
(7,335,493)	(48,109)	(684,096)	13,122,642	5,602,632	10,146,379	(92,546,613)	(33,985,903)	(27,303,190)

-	-	-	-	-	-	24,355,515	27,913,996	24,038,140
-	-	-	-	-	-	835,817	657,026	1,038,160
(182,051)	562,330	426,771	-	-	-	2,582,580	765,245	975,577

107,295,519	84,711,428	94,485,084	4,146,888	1,721,129	(2,173,731)	804,459,583	674,342,896	904,776,701

(31,842,461)	(31,275,247)	(27,749,046)	-	-	-	(229,566,686)	(210,602,693)	(252,107,318)

75,453,058	53,436,181	66,736,038	4,146,888	1,721,129	(2,173,731)	574,892,897	463,740,203	652,669,383
-	-	-	-	-	-	-	-	-
75,453,058	53,436,181	66,736,038	4,146,888	1,721,129	(2,173,731)	574,892,897	463,740,203	652,669,383

75,453,058	53,436,181	66,736,038	4,146,888	1,721,129	(2,173,731)	574,892,897	463,740,203	652,669,383
						294,420,283	160,758,139	303,891,384
						280,472,614	302,982,064	348,777,999

b)	Distribution

Line of Business							Distribution
Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
ASSETS	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT ASSETS	192,097,248	161,687,281	193,667,154	217,226,660	75,393,801	84,947,442	413,137,593	396,065,371	424,487,557	286,639,350	248,759,159	233,091,543	106,049,491	83,158,205	73,305,844	(3,541,399)	(3,228,460)	(8,446,413)	1,211,608,943	961,835,357	1,001,053,127
Cash and cash equivalents	22,774,490	6,800,784	26,582,727	8,696,329	13,979,227	21,100,767	65,536,627	46,175,000	109,978,438	116,480,956	132,138,584	131,270,670	41,802,393	27,824,497	9,290,173	-	-	-	255,290,795	226,918,092	298,222,775
Other current financial assets	309,009	3	-	-	248,730	-	16,895,101	21,786,059	-	72,924,655	25,853,350	25,011	3,941,104	-	-	-	-	-	94,069,869	47,888,142	25,011
Other current non-financial assets	1,793,463	2,458,642	2,312,576	1,181,675	982,584	1,246,994	71,204,617	58,667,785	27,375,759	3,591,691	6,465,483	5,118,035	2,013,596	2,667,568	2,636,552	-	-	-	79,785,042	71,242,062	38,689,916
Trade and other current receivables	149,400,234	146,524,961	152,223,272	195,835,234	50,892,193	54,255,165	248,214,780	256,665,873	254,576,869	86,878,811	78,708,428	82,197,032	49,200,081	48,194,935	56,990,519	2,968	-	-	729,532,108	580,986,390	600,242,857
Accounts receivable from related companies	15,082,952	4,002,377	10,623,831	757,342	910,306	776,127	22,750	-	-	2,735,244	2,444,649	9,761,211	3,156,941	54,071	14,453	(3,544,367)	(3,228,460)	(8,446,413)	18,210,862	4,182,943	12,729,209
Inventories	2,516,897	1,452,916	1,924,748	5,186,645	3,234,106	3,138,669	2,495,125	634,171	1,252,066	4,027,993	3,148,665	4,719,584	5,445,164	4,390,026	4,357,382	-	-	-	19,671,824	12,859,884	15,392,449
Current tax assets	220,203	447,598	-	5,569,435	5,146,655	4,429,720	8,768,593	12,136,483	31,304,425	-	-	-	490,212	27,108	16,765	-	-	-	15,048,443	17,757,844	35,750,910

Non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	1,210,687,967	1,141,771,230	1,116,514,950	284,575,650	249,249,898	272,099,510	1,748,919,068	1,813,358,782	1,994,823,050	965,222,710	949,733,045	937,334,342	487,752,639	456,528,437	434,005,821	-	-	-	4,697,158,034	4,610,641,392	4,754,777,673
Other non-current financial assets	22,728	25,109	25,176	61,181	86,201	-	452,494,316	375,227,434	-	7,143	7,117	7,024	-	3,183,912	2,792,448	-	-	-	452,585,368	378,529,773	2,824,648
Other non-current non-financial assets	319,503	333,644	229,343	480,779	580,733	885,726	58,799,681	59,325,193	79,626,762	-	1,074,740	-	-	-	-	-	-	-	59,599,963	61,314,310	80,741,831
Non-current receivables	6,055,189	6,863,063	3,699,470	1,668,894	1,666,444	1,378,682	34,859,235	32,901,738	251,693,307	11,995,821	10,300,046	10,285,519	-	-	-	-	-	-	54,579,139	51,731,291	267,056,978
Non-current accounts receivable from related companies	-	-	-	-	-	-	-	99,044	117,946	-	-	-	-	-	-	-	-	-	-	99,044	117,946
Investments accounted for using the equity method	552,161,023	510,734,951	503,579,522	21,641	25,684	31,383	-	-	-	33,085,547	33,528,901	31,365,165	-	-	-	-	-	-	585,268,211	544,289,536	534,976,070
Intangible assets other than goodwill	13,175,169	13,233,744	15,263,011	2,644,331	3,334,273	3,473,743	1,052,932,113	1,098,619,633	1,374,215,991	18,832,051	19,929,984	21,482,790	3,788,645	2,929,542	2,844,862	-	-	-	1,091,372,309	1,138,047,176	1,417,280,397
Goodwill	2,240,478	2,240,478	2,240,478	-	-	-	95,223,794	100,004,647	119,058,905	-	-	-	-	-	-	-	-	-	97,464,272	102,245,125	121,299,383
Property, plant, and equipment	636,528,765	608,238,795	583,180,744	279,698,824	243,556,563	266,329,976	20,065,773	18,163,438	20,746,848	864,965,468	847,581,454	838,130,612	483,963,994	450,414,983	428,368,511	-	-	-	2,285,222,824	2,167,955,233	2,136,756,691
Investment property	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	185,112	101,446	8,297,206	-	-	-	34,544,156	129,017,655	149,363,291	36,336,680	37,310,803	36,063,232	-	-	-	-	-	-	71,065,948	166,429,904	193,723,729

TOTAL ASSETS	1,402,785,215	1,303,458,511	1,310,182,104	501,802,310	324,643,699	357,046,952	2,162,056,661	2,209,424,153	2,419,310,607	1,251,862,060	1,198,492,204	1,170,425,885	593,802,130	539,686,642	507,311,665	(3,541,399)	(3,228,460)	(8,446,413)	5,908,766,977	5,572,476,749	5,755,830,800

Line of Business							Distribution
Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
LIABILITIES AND EQUITY	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT LIABILITIES	228,651,495	195,903,833	196,759,945	446,887,893	376,427,290	310,638,397	310,263,199	366,781,235	489,046,971	289,883,566	279,593,205	294,852,368	119,780,608	121,210,186	103,699,413	(3,541,399)	(3,228,460)	(8,446,413)	1,391,925,362	1,336,687,289	1,386,550,681
Other current financial liabilities	131,149	47	26,351	8,217,233	27,634,365	22,349,209	59,916,172	104,776,985	226,703,734	69,830,480	66,840,051	10,772,339	35,151,405	33,719,936	32,046,376	-	-	-	173,246,439	232,971,384	291,898,009
Trade and other current payables	91,503,470	100,344,207	137,937,525	353,750,483	290,202,271	235,366,718	183,064,393	203,340,459	183,352,939	148,984,098	134,401,488	167,078,182	56,271,577	43,394,348	44,810,969	646	-	-	833,574,667	771,682,773	768,546,333
Accounts payable to related companies	111,091,592	80,044,605	23,267,428	1,566,103	1,837,109	2,249,562	20,234,079	20,985,919	20,937,120	30,522,419	31,019,825	77,542,865	7,452,597	9,418,449	11,369,623	(3,542,045)	(3,228,460)	(8,446,413)	167,324,745	140,077,447	126,920,185
Other current provisions	8,775,352	9,182,725	9,088,010	47,584,766	28,531,366	21,423,408	1,162,162	1,559,596	6,801,936	-	-	-	6,264,920	5,042,674	5,913,838	-	-	-	63,787,200	44,316,361	43,227,192
Current tax liabilities	16,612,912	4,814,657	25,872,525	11,359,482	2,831,011	7,016,288	28,512,477	20,926,914	36,202,808	32,519,099	40,775,096	34,217,419	4,396,429	4,870,431	5,730,192	-	-	-	93,400,399	74,218,109	109,039,232
Other current non-financial liabilities	537,020	1,517,592	568,106	24,409,826	25,391,168	22,233,212	17,373,916	15,191,362	15,048,434	8,027,470	6,556,745	5,241,563	10,243,680	24,764,348	3,828,415	-	-	-	60,591,912	73,421,215	46,919,730

Liabilities associated with non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	43,735,684	70,857,008	52,473,555	26,488,657	17,990,925	41,497,104	772,314,235	815,506,536	870,301,120	345,076,634	311,739,452	379,922,653	213,494,034	202,239,407	210,609,245	-	-	-	1,401,109,244	1,418,333,328	1,554,803,677
Other non-current financial liabilities	-	-	-	6,309,078	2,929,147	25,941,484	492,050,733	439,191,002	478,627,090	269,389,169	234,412,181	295,721,421	163,077,749	147,679,985	152,604,148	-	-	-	930,826,729	824,212,315	952,894,143
Other non-current payables	-	-	-	-	-	905,643	22,937,735	14,081,540	13,155,174	-	-	-	-	-	-	-	-	-	22,937,735	14,081,540	14,060,817
Non-current accounts payable to related companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other long-term provisions	6,556,806	8,738,743	7,618,844	8,257,705	7,830,746	9,239,778	129,252,556	124,438,070	160,166,774	9,949,344	2,672,924	3,888,164	214,112	201,947	165,531	-	-	-	154,230,523	143,882,430	181,079,091
Deferred tax liabilities	16,820,903	16,134,410	22,742,572	-	-	-	21,675,958	110,169,354	63,153,516	9,910,017	9,873,115	10,917,433	47,089,999	51,244,001	56,914,980	-	-	-	95,496,877	187,420,880	153,728,501
Non-current provisions for employee benefits	19,385,185	18,784,699	17,289,987	6,363,973	4,631,912	5,410,199	106,313,626	127,516,473	149,352,163	55,828,104	57,242,246	55,129,356	1,519,466	1,564,125	-	-	-	-	189,410,354	209,739,455	227,181,705
Other non-current non-financial liabilities	972,790	27,199,156	4,822,152	5,557,901	2,599,120	-	83,627	110,097	5,846,403	-	7,538,986	14,266,279	1,592,708	1,549,349	924,586	-	-	-	8,207,026	38,996,708	25,859,420

EQUITY	1,130,398,036	1,036,697,670	1,060,948,604	28,425,760	(69,774,516)	4,911,451	1,079,479,227	1,027,136,382	1,059,962,516	616,901,860	607,159,547	495,650,864	260,527,488	216,237,049	193,003,007	-	-	-	3,115,732,371	2,817,456,132	2,814,476,442
Equity attributable to shareholders of Enersis	1,130,398,036	1,036,697,670	1,060,948,604	28,425,760	(69,774,516)	4,911,451	1,079,479,227	1,027,136,382	1,059,962,516	616,901,860	607,159,547	495,650,864	260,527,488	216,237,049	193,003,007	-	-	-	3,115,732,371	2,817,456,132	2,814,476,442
Issued capital	367,928,681	367,928,682	368,494,984	69,224,795	83,616,788	135,477,599	387,386,697	336,739,309	466,167,408	3,593,166	3,579,786	7,905,014	37,694,885	37,643,914	32,841,625	-	-	-	865,828,224	829,508,479	1,010,886,630
Retained earnings	1,134,938,013	1,027,496,557	978,146,893	(43,583,682)	(156,754,885)	(92,338,025)	202,932,488	244,654,424	72,309,174	113,465,048	107,753,937	(2,694,357)	87,345,984	60,254,433	1,623,660	-	-	-	1,495,097,851	1,283,404,466	957,047,345
Share premium	566,302	566,302	-	-	-	-	-	-	-	3,627,695	3,614,187	-	-	-	-	-	-	-	4,193,997	4,180,489	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other equity interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other reserves	(373,034,960)	(359,293,871)	(285,693,273)	2,784,647	3,363,581	(38,228,123)	489,160,042	445,742,649	521,485,934	496,215,951	492,211,637	490,440,207	135,486,619	118,338,702	158,537,722	-	-	-	750,612,299	700,362,698	846,542,467

Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total Liabilities and Equity	1,402,785,215	1,303,458,511	1,310,182,104	501,802,310	324,643,699	357,046,952	2,162,056,661	2,209,424,153	2,419,310,607	1,251,862,060	1,198,492,204	1,170,425,885	593,802,130	539,686,642	507,311,665	(3,541,399)	(3,228,460)	(8,446,413)	5,908,766,977	5,572,476,749	5,755,830,800

Line of Business										Distribution
Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
REVENUES	975,023,628	984,738,417	1,046,190,998	528,653,054	321,242,024	279,724,815	1,634,111,790	1,880,664,677	1,976,715,786	852,780,069	851,622,458	783,049,572	413,911,453	385,013,476	329,309,210	-	-	-	4,404,479,994	4,423,281,052	4,414,990,381
Sales	959,692,207	974,543,003	1,035,360,191	268,473,426	309,297,973	271,566,142	1,462,498,140	1,716,445,896	1,784,693,095	815,252,120	817,309,801	751,734,951	395,765,288	364,412,134	311,980,876	-	-	-	3,901,681,181	4,182,008,807	4,155,335,255
Energy sales	842,753,580	859,734,418	936,062,746	252,621,413	292,980,498	251,678,813	1,388,685,125	1,609,908,784	1,661,700,350	697,374,115	702,040,108	645,883,517	370,947,951	354,534,983	303,303,904	-	-	-	3,552,382,184	3,819,198,791	3,798,629,330
Other sales	7,963,873	8,535,176	6,051,771	361,681	412,885	-	-	-	-	3,280,645	2,566,899	2,107,573	6,136	38,502	45,957	-	-	-	11,612,335	11,553,462	8,205,301
Other services rendered	108,974,754	106,273,409	93,245,674	15,490,332	15,904,590	19,887,329	73,813,015	106,537,112	122,992,745	114,597,360	112,702,794	103,743,861	24,811,201	9,838,649	8,631,015	-	-	-	337,686,662	351,256,554	348,500,624

Other operating income	15,331,421	10,195,414	10,830,807	260,179,628	11,944,051	8,158,673	171,613,650	164,218,781	192,022,691	37,527,949	34,312,657	31,314,621	18,146,165	20,601,342	17,328,334	-	-	-	502,798,813	241,272,245	259,655,126

SUPPLIES AND SERVICES	(712,458,218)	(728,000,745)	(803,854,371)	(169,802,328)	(175,422,082)	(141,879,982)	(1,060,194,360)	(1,247,583,156)	(1,297,135,167)	(464,474,672)	(464,300,285)	(436,664,901)	(266,450,403)	(252,013,491)	(210,904,949)	-	-	-	(2,673,379,981)	(2,867,319,759)	(2,890,439,370)
Energy purchases	(628,376,374)	(642,760,395)	(728,175,203)	(168,486,826)	(174,672,141)	(139,846,898)	(686,576,752)	(668,946,700)	(704,848,626)	(349,818,265)	(348,283,812)	(327,172,799)	(241,896,638)	(228,550,090)	(188,535,528)	-	-	-	(2,075,154,855)	(2,063,213,138)	(2,088,579,054)
Fuel consumption	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transportation expenses	(57,958,728)	(59,678,207)	(52,701,930)	(1,194,862)	(570,898)	(978,324)	(64,041,259)	(128,233,904)	(92,384,968)	(78,964,131)	(81,988,858)	(79,060,148)	-	-	(1,052)	-	-	-	(202,158,980)	(270,471,867)	(225,126,422)
Other miscellaneous supplies and services	(26,123,116)	(25,562,143)	(22,977,238)	(120,640)	(179,043)	(1,054,760)	(309,576,349)	(450,402,552)	(499,901,573)	(35,692,276)	(34,027,615)	(30,431,954)	(24,553,765)	(23,463,401)	(22,368,369)	-	-	-	(396,066,146)	(533,634,754)	(576,733,894)

CONTRIBUTION MARGIN	262,565,410	256,737,672	242,336,627	358,850,726	145,819,942	137,844,833	573,917,430	633,081,521	679,580,619	388,305,397	387,322,173	346,384,671	147,461,050	132,999,985	118,404,261	-	-	-	1,731,100,013	1,555,961,293	1,524,551,011

Infrastructure work	4,205,303	2,794,597	2,776,876	18,108,177	12,470,077	12,146,533	13,079,321	15,028,450	17,886,043	3,809,445	2,364,028	4,057,898	2,798,463	2,533,884	2,211,736	-	-	-	42,000,709	35,191,036	39,079,086
Employee expenses	(30,387,943)	(28,098,186)	(29,792,819)	(121,588,649)	(96,765,119)	(87,034,352)	(80,791,303)	(88,652,016)	(92,462,436)	(33,308,955)	(31,246,085)	(31,059,021)	(20,112,810)	(18,344,299)	(9,745,039)	-	-	-	(286,189,660)	(263,105,705)	(250,093,667)
Other fixed operating expenses	(62,191,404)	(64,211,703)	(60,852,918)	(118,511,278)	(99,917,490)	(78,690,268)	(135,153,017)	(137,882,457)	(146,412,225)	(55,855,565)	(53,663,965)	(77,699,549)	(21,220,124)	(22,294,925)	(18,518,662)	-	-	-	(392,931,388)	(377,970,540)	(382,173,622)

GROSS OPERATING RESULT	174,191,366	167,222,380	154,467,766	136,858,976	(38,392,590)	(15,733,254)	371,052,431	421,575,498	458,592,001	302,950,322	304,776,151	241,683,999	108,926,579	94,894,645	92,352,296	-	-	-	1,093,979,674	950,076,084	931,362,808

Depreciation and amortization	(27,033,400)	(27,216,121)	(25,533,034)	(12,909,107)	(14,336,316)	(13,804,113)	(86,883,098)	(92,210,040)	(98,073,051)	(61,825,005)	(65,854,529)	(61,899,086)	(24,005,738)	(23,483,203)	(20,838,624)	-	-	-	(212,656,348)	(223,100,209)	(220,147,908)
Impairment reversal (impairment losses)	(8,277,086)	(6,631,388)	(9,250,045)	(1,951,710)	(1,373,527)	(107,632,541)	(50,553,285)	(24,644,075)	(5,873,081)	(236,860)	(149,840)	(425,602)	(816,132)	(1,342,800)	(1,614,116)	-	-	-	(61,835,073)	(34,141,630)	(124,795,385)

Operating Income	138,880,880	133,374,871	119,684,687	121,998,159	(54,102,433)	(137,169,908)	233,616,048	304,721,383	354,645,869	240,888,457	238,771,782	179,359,311	84,104,709	70,068,642	69,899,556	-	-	-	819,488,253	692,834,245	586,419,515

FINANCIAL RESULT	500,342	9,223,777	10,648,013	(13,178,989)	(29,719,536)	(7,990,001)	(2,582,536)	12,072,874	(72,935,412)	(23,123,000)	(26,268,820)	(31,198,764)	(14,976,086)	(11,503,704)	(12,080,615)	(53,882)	97,941	60,038	(53,414,151)	(46,097,468)	(113,496,741)
Financial income	8,218,478	10,291,435	15,874,126	32,944,854	5,357,720	6,538,668	110,285,525	155,301,692	58,787,606	7,279,595	8,755,185	5,377,801	2,340,149	3,799,957	1,846,358	-	-	-	161,068,601	183,505,989	88,424,559
Financial expenses	(7,777,657)	(2,281,296)	(4,383,448)	(45,795,956)	(35,873,443)	(15,352,367)	(113,177,408)	(144,016,072)	(132,097,058)	(30,335,480)	(35,098,814)	(36,602,706)	(16,965,295)	(15,535,299)	(14,114,310)	-	-	-	(214,051,796)	(232,804,924)	(202,549,889)
Gain (loss) from indexed assets and liabilities	558,758	1,204,984	42,067	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	558,758	1,204,984	42,067
Foreign currency exchange differences	(499,237)	8,654	(884,732)	(327,887)	796,187	823,698	309,347	787,254	374,040	(67,115)	74,809	26,141	(350,940)	231,638	187,337	(53,882)	97,941	60,038	(989,714)	1,996,483	586,522
Positive	1,981,184	745,506	798,025	742,128	1,113,208	1,121,128	422,873	841,360	2,081,506	103,323	324,301	326,989	804,523	930,908	562,888	(599,999)	(193,281)	60,038	3,454,032	3,762,002	4,950,574
Negative	(2,480,421)	(736,852)	(1,682,757)	(1,070,015)	(317,021)	(297,430)	(113,526)	(54,106)	(1,707,466)	(170,438)	(249,492)	(300,848)	(1,155,463)	(699,270)	(375,551)	546,117	291,222	-	(4,443,746)	(1,765,519)	(4,364,052)

Share of the profit (loss) from associates accounted for using the equity method	-	-	-	-	310	468	-	-	-	933,704	2,467,940	2,602,952	-	-	-	-	-	-	933,704	2,468,250	2,603,420
Gain (loss) from other investments	-	-	-	-	80,290	-	-	-	-	-	(16)	-	-	-	-	-	-	-	-	80,274	-
Gain (loss) on the sale of property, plant, and equipment	(176,425)	(173,274)	(4,305)	-	-	-	2,761,811	1,983,259	-	70,773	(399,837)	(217,888)	905,210	(97,875)	(8,420)	-	-	-	3,561,369	1,312,273	(230,613)

NET INCOME BEFORE TAX	139,204,797	142,425,374	130,328,395	108,819,170	(83,741,369)	(145,159,441)	233,795,323	318,777,516	281,710,457	218,769,934	214,571,049	150,545,611	70,033,833	58,467,063	57,810,521	(53,882)	97,941	60,038	770,569,175	650,597,574	475,295,581

Income tax	(31,370,850)	(24,732,757)	(33,614,812)	(10,685,347)	2,935,068	(12,248,134)	(66,562,047)	(100,740,767)	(75,932,075)	(75,302,320)	(69,798,727)	(60,083,765)	(19,520,536)	(18,540,672)	(16,517,066)	-	-	-	(203,441,100)	(210,877,855)	(198,395,852)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	107,833,947	117,692,617	96,713,583	98,133,823	(80,806,301)	(157,407,575)	167,233,276	218,036,749	205,778,382	143,467,614	144,772,322	90,461,846	50,513,297	39,926,391	41,293,455	(53,882)	97,941	60,038	567,128,075	439,719,719	276,899,729
Net income from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	107,833,947	117,692,617	96,713,583	98,133,823	(80,806,301)	(157,407,575)	167,233,276	218,036,749	205,778,382	143,467,614	144,772,322	90,461,846	50,513,297	39,926,391	41,293,455	(53,882)	97,941	60,038	567,128,075	439,719,719	276,899,729

NET INCOME ATTRIBUTABLE TO	107,833,947	117,692,617	96,713,583	98,133,823	(80,806,301)	(157,407,575)	167,233,276	218,036,749	205,778,382	143,467,614	144,772,322	90,461,846	50,513,297	39,926,391	41,293,455	(53,882)	97,941	60,038	567,128,075	439,719,719	276,899,729
Shareholders of Enersis																			403,980,232	236,219,927	132,562,427
Non-controlling interests																			163,147,843	203,499,792	144,337,302

35. THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

35.1	Direct guarantees

Creditor of Guarantee	Debtor		Type of Guarantee	Assets Committed			Balance Pending			Guarantees Released
				Type	Currency	Accounting Value	at December 31
	Name	Relationship					Currency	2013	2012	2014	Assets	2015	Assets	2016	Assets
Mitsubishi	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	24,374,559	ThCh$	73,830,430	67,546,660	-	-	-	-	-	-
Credit Suisse First Boston	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	10,725,737	ThCh$	3,147,660	4,799,600	-	-	-	-	-	-
Banco de la Nación Argentina	Endesa Costanera	Creditor	Pledge on collection and others	Collection CAMMESA accounts	ThCh$	521,832	ThCh$	521,832	2,902,660	-	-	-	-	-	-
Citibank N.A.	Endesa Chile	Creditor	Pledge	Current account deposit	ThCh$	1,049,220	ThCh$	796,448	-
Citibank N.A. / Santander Río	Edesur	Creditor	Pledge	Money deposit	ThCh$	-	ThCh$	-	5,686,862	-	-	-	-	-	-
Banco Santander (security agent)	G.N.L. Quintero	Associate	Pledge	Shares	ThCh$	4,789,060	ThCh$	102,302,517	97,034,059	-	-	-	-	-	-
Deutsche Bank / Santander Benelux	Enersis S.A.	Creditor	Deposit account	Deposit account	ThCh$	34,864,825	ThCh$	56,138,756	60,774,330	-	-	-	-	-	-
Various creditors	Ampla S.A.	Creditor	Pledge on collection and others		ThCh$	7,480,183	ThCh$	178,884,259	122,400,013	-	-	-	-	-	-
Various creditors	Coelce S.A.	Creditor	Pledge on collection and others		ThCh$	10,753,536	ThCh$	101,052,930	77,984,021	-	-	-	-	-	-
International Finance Corporation	CGT Fortaleza S.A.	Creditor	Mortgage and pledge	Real estate and equipment	ThCh$	141,413,819	ThCh$	25,461,857	29,477,645	-	-	-	-	-	-

As of December 31, 2013, Enersis S.A. had future energy purchase commitments amounting to ThCh$20,390,857,446 (ThCh$24,179,632,682 at December 31, 2012 and ThCh$29,249,750,127 at January 1, 2012).

35.2	Indirect Guarantees

Creditor of Guarantee	Debtor		Assets Committed			Balance Pending			Guarantees Released
			Type of	Type of	Accounting	at December 31
	Name	Relationship	Guarantee	Currency	Value	Currency	2013	2012	2014	Assets	2015	Assets	2016	2017

Bonds and bank loans	Chinango	Filial	Aval	ThCh$	4,692,397	ThCh$	4,692,397	15,245,788	-	-	-	-	-	-

35.3	Lawsuits and arbitrations Proceedings.

As of the date of these Consolidated Financial Statements, the most relevant litigation involving Enersis and its subsidiaries are as follows:

1.  Law 25,561 on Public Emergency and Reform to the Currency System, enacted on January 6, 2002 by the Argentine authorities, voided certain provisions of the concession agreement of Enersis’ subsidiary Edesur. Law 25,561 also required that utility concession agreements be renegotiated within a reasonable timeframe to adjust them to the new conditions. However, the failure to renegotiate Edesur’s concession agreement prompted Enersis S.A., Chilectra S.A., Endesa Chile and Elesur S.A. (now Chilectra S.A.) (collectively, the “Claimants”) to file an arbitration petition in 2003 under the Treaty for the Promotion and Protection of Chilean-Argentine Investments with the International Center for Settlement of Investment Disputes (ICSID). The statement of claim principally requested that the ICSID declare the expropriation of Edesur’s assets and that Edesur suffered damages totaling US$1,306,875,960 (approximately Ch$ 685,600 million). In the alternative, the Claimants requested that ICSID award compensatory damages caused to Edesur’s assets due to lack of fair and equitable treatment, totaling US$318,780,600. The Claimants also seek, with respect to both claims, compounded annual interest of 6.9% per annum. The Claimants also claimed the sums resulting from the damages caused as from July 1, 2004. Finally, the claimants also demanded US$102,164,683 for Elesur S.A. (now Chilectra S.A.) due to a lower price received on a sale of its shares as a result of the alleged expropriation. In 2005, the Argentine authorities and Edesur executed a Letter of Understanding, which was not objected to by the Argentine parliament and was later ratified by the Executive Branch. The Letter of Understanding amends and supplements the terms and conditions of the concession agreement, introducing adjusted rates, first during a transitional period and then under a Comprehensive Rate Review that will establish the conditions for a regular 5-year rate period. Arbitration has been stayed since March 2006 in accordance with the terms of the Letter of Understanding, and the appointment of one of the arbitrators has been suspended as well, since the prior one resigned from his position in 2010.

2.  In Brazil, Basilus S/A Serviços, Empreendimentos e Participações (successor of Meridional S/A Serviços, Empreendimentos e Participações starting 2008) is the title holder of the rights it acquired from the construction companies Mistral and CIVEL, which had a civil works contract with Centrais Elétricas Fluminense S.A. (CELF). This contract was terminated before CELF’s privatization process. Since CELF’s assets were transferred to Ampla during the privatization process, Basilus (previously Meridional) sued Ampla in 1998, contending that the referred to assets had been transferred in detriment of its rights. Ampla only acquired assets from CELF, but is not its successor-in-interest since CELF, a state-owned company, still exits and maintains its legal capacity. The plaintiff demanded payment of pending invoices and contractual penalties for termination of the civil works contract. In March 2009, the court decided in favor of Meridional, and Ampla and the State of Rio de Janeiro filed the corresponding appeals. On December 15, 2009, the State Court accepted the appeal and overturned the lower court’s decision obtained by the plaintiff, in Ampla’s favor. Basilus filed an appeal against the resolution, which was denied. In July 2010, the plaintiff filed a new Appeal under Specific Court Regulations (“Agravo Regimental”) with the Superior Court of Justice of Brazil, which the court also denied in late August 2010, ruling it was groundless. In order to overturn such decision, Meridional filed a Petition for Writ of Mandamus (Mandado de Seguranca), which was also denied. In June 2011, Meridional filed an Appeal to Petition Clarification of the Decision (Embargos de Declaração) in order to clarify an omission by the Superior Court of Justice in the decision on the Petition of Writ of Mandamus, which was not accepted by the court. Against this decision, Meridional filed a Regular Appeal (Recurso Ordinario) before the Superior Court of Justice (in Brasilia). On March 28, 2012 the Reporting Justice decided the Regular Appeal in favor of Meridional. Ampla and the State of Rio de Janeiro filed an Appeal under Specific Court Regulations against the Reporting Justice’s decision, which was accepted by the First Court Room of the Superior Court of Justice on August 28, 2012, determining that the Regular Appeal of the Petition of Writ of Mandamus must be submitted to the full Court and not only by one single Justice. The plaintiff (Meridional) challenged the decision. The sentence of August 28, 2012 was published on December 10, 2012, once the Amendment of Judgment (Embargos Declaração) had been filed by Ampla and the State of Rio de Janeiro to remedy the existing error in its publication, in order to avoid future divergence. The plaintiff filed its response to the embargoes and on May 27, 2013 the Embargos de Declaração filed by Ampla and the State of Rio de Janeiro were accepted and the error corrected. Consequently, the proceeding is in its second legal instance with a sentence favorable to Ampla and there are pending proceedings before the Superior Court of Law. The amount involved in this trial is estimated to be approximately R$ 1,052 million (approximately Ch$ 235,589 million).

3. The Trade Union of Niterói, representing 2,841 employees, filed a labor claim against Ampla, requesting the payment of salary differences of 26.05% starting from February 1989, pursuant to the Economic Plan instituted by Law Decree No. 2.335/87. In first instance, sentence was partially unfavorable for Ampla, determining payment of salary differences requested from February 1, 1989, in addition to payment of attorney fees amounting to 15%. Ampla filed recourses, among them an extraordinary recourse is pending sentence. The Court of Law ordered entering into a conciliation hearing held without success. In parallel, Ampla has filed a motion for Advanced Dismissal of Enforcement (Exceção de Pré-executividade) based on the jurisprudence of the Federal Supreme Court, which has previously declared the non-existence of a right acquired on the URP readjustment of Law Decree No. 2.235/87. In addition, Ampla alleged the exception of the payment for these readjustments and, alternatively, requested the limitation of this readjustment up to the base date (October/89). In first instance, Ampla was successful in obtaining declaration that the judicial title was unenforceable, regarding which the plaintiff filed the Agravo de Petição (Appeal Request) against such ruling, being partially successful regarding payment exception, but the rest backed by Ampla in terms of limiting salary difference up to the base date (October 1989) was kept. The parties are waiting to have the recourses filed sentenced. The amount of this proceeding is estimated to be of approximately R$54 million (approximately Ch$ 12,093 million).

4. In 1996, 45 workers filed a suit requesting reinstatement to their employment positions with Enersis’s Brazilian distribution company, Ampla. Ampla obtained a favorable ruling in 2003. The Higher Labor Court of Law acknowledged that the early retirement terminated the work contracts. Later based on some rulings that recognized that inclusion in voluntary advanced retirement programs do not terminate the associated work contract, the workers filed a “rescissory suit” before the Higher Labor Court of Law grounded on the aforementioned rulings. The plaintiffs dismissed from Ampla are attempting to be reinstated by the company and that the stability guarantee based on the regulatory resolution of the old Energy Secretary of the State of Rio de Janeiro be applied. Ampla’s defense, in the course of this proceeding, is attempting to uphold the unconstitutionality of the legislative resolution and the consequent non-existence of the stability right, regardless of whether the voluntary early retirement cancels the work contract or not. In terms of the proceedings Ampla alleged that the right of the plaintiffs to file a rescissory suit had expired, which allegation was accepted and the resolution that had caused the reinstatement of the plaintiffs in Ampla was revoked. Against the aforementioned allegations, the plaintiffs filed an extraordinary appeal before the Supreme Federal Court, which was rejected. Such rejection was appealed by the plaintiffs in August 2013 and the decision of these appeals is currently pending. The amount involved in this proceeding is estimated to be R$ 125 million (approximately Ch$ 27,993 million).

5. Companhia Brasileira de Antibióticos (“Cibran”) filed suit against Enersis’s Brazilian distribution subsidiary, Ampla, for damages for the loss of products and raw materials, machinery breakdown, among other things, which allegedly occurred as a result of poor service provided by Ampla between 1987 and May 1994. Cibran is also seeking payment of punitive damages. This litigation is in the trial stage and has been joined with various other claims filed by Cibran against Ampla, including five other actions for smaller amounts based on power outages allegedly caused by Ampla, in the period from 1987 to 1994, 1994 to 1999 and part of 2002. These proceedings are in the first instance. The judge decided to conduct a single expert assessment for these various claims, which was in part adverse to Ampla. Ampla challenged such assessment, and requested a new expert assessment. On September 5, 2013 the judge rejected the prior petition, against which Ampla filed Appeals to Petition Clarification of the Decision, which are pending review by the court. The amount involved for all these cases is estimated to be approximately R$ 150 million (approximately Ch$ 33,591 million).

6. In December 2001, the article of the Brazilian Federal Constitution used by Ampla to claim an exemption from the COFINS (Contribuicao para o Financiamento da Seguridade Social, a tax levied on revenues) tax was amended. Ampla only started to pay the COFINS tax beginning in April 2002 because it believed that the changes in law are effective 90 days after they are published. However, the Federal Revenue (Receita Federal) argued that this constitutional norm applies only to amendments at the level of statutes, but not to those made to the Federal Constitution itself, which would apply immediately. In November 2007, the appeal was decided at the administrative appeals level (Consejo de Contribuyentes, Taxpayers Council), against Ampla. In October 2008, Ampla filed a special appeal that was denied. On December 30, 2013, Ampla was notified on the decision that Ampla’s argument that the COFINS payment was undue in the December 2001 to March 2002 period was not accepted since there is a provision in the Constitution that legislation changes are effective 90 days after they are published. Ampla will continue to recur before the courts of law, which is why it will have to previously guarantee the taxing debt (depending on the formula adopted, the guarantee will increase to 30%, totaling €45.5 thousand). The sum amounts to R$114 million (approximately Ch$ 25,529 million).

7.  After the definite sentence in favor of Enersis was decreed in 2010 regarding COFINS immunity, in which the Public Treasury tried to revoke through a “rescission action” a firm and executed sentence in August 1996 in favor of Ampla protecting it from paying COFINS (until 2001 when the constitution was amended to expressly levy electric power operations with this tax), Ampla has resumed a proceeding filed in 1996 that had been suspended while the first litigation was processed, requesting refund of COFINS’ payments from April 1992 to June 1996, based on the firm sentence in its favor regarding that immunity is applicable to prior accounting periods and therefore that they have the right to get refund of what was paid in an undue manner. In June 2013, there was a first sentence in Ampla’s favor declaring the right to receive refund of the amounts COFINS paid for all the accounting periods requested. The Public Treasury filed an appeal against the sentence before the Court of Río de Janeiro. The sum Ampla requests refund amounts to R$ 157 million (approximately Ch$ 35,159 million).

8.  In order to fund its investment in Coelce in 1998, Ampla issued long-term debt abroad through securities called Fixed Rate Notes (FRNs) which were governed by a special tax regime whereby interest payments received by non-resident holders were exempt from taxation in Brazil, so long as the debt was issued with a minimum maturity of 8 years. In 2005 the Brazilian Taxing Administration notified Ampla through a tax resolution that it had declared the non-applicability of the special tax regime based on its understanding that it had implicitly caused advanced amortization payments before the required maturity, because Ampla had received financing in Brazil which it allocated to the FRN holders. In Ampla’s opinion, they are two independent legally valid transactions. The non-applicability of the regime assumes that Ampla would have failed to comply with its obligation to retain the tax and deposit it in respect of interest payments made to non-resident holders. The tax resolution was appealed and in 2007 the Consejo de Contribuyentes (Taxpayers Council) annulled it. However, the Brazilian Taxing Administration contested this decision before the Superior Chamber of Fiscal Resources (Cámara Superior de Recursos Fiscales), the final administrative tribunal, and on November 6, 2012 it issued a judgment against Ampla. The decision was notified to Ampla on December 21 and on December 28, 2012; Ampla filed an Appeal to Petition Clarification of the Decision before the Chamber in order to clarify a final resolution regarding contradictory points of the judgment and that the relevant defense arguments that were omitted be incorporated. On October 15, 2013 Ampla was summoned to hear the decision that rejected the clarification recourse (“Embargo de Declaración”) filed on December 28, 2012. With the above, Ampla filed a cautionary legal action in order to assure obtaining certification of fiscal regularity allowing Ampla to continue receiving public funds, which is why the taxing debt had to be previously guaranteed (guarantee insurance, where the guarantee is increased 30%, totaling €338 million). The judge rejected Ampla’s provisional decision request to accept the guarantee insurance. Ampla will file recourse before the Court of Law of Río de Janeiro to try to change the decision. It is important to state that the final negative resolution of the Superior Court will imply opening a criminal proceeding against certain Ampla employees and administrators (since the Council ratified the existence of simulation). The sum amounts to R$ 847 million (approximately Ch$ 189,680 million).

9. In 2002, the State of Rio de Janeiro issued a decree establishing that the ICMS (an equivalent of the Chilean Value Added Tax) should be paid on the 10th, 20th and 30th days of the same month of the accrual. Ampla continued paying ICMS in accordance with the previous system (on the 5th day of the month following its accrual) and did not adopt this system between September 2002 and February 2005 due to cash flow problems. Additionally, Ampla filed a legal suit to dispute the constitutionality of the demand of the anticipatory tax payments. Ampla was not successful in this legal suit in any of the proceeding phases, now pending sentence of the recourse filed before STF (Brasilia Court of Law, which judges constitutional issues). Ampla, starting from March 2005, has paid the ICMS according to the new system. In September 2005 the State of Rio de Janeiro issued a resolution against Ampla to collect the fine and interest on late payments set in the aforementioned Decree of 2002. Ampla appealed the resolution before the Administrative Courts of Law, based on the tax Amnesty Laws of the State of Río de Janeiro published in 2004 and 2005 (forgiving interest and penalties if the taxpayer paid the pending taxes). Ampla alleges that if the aforementioned tax amnesties for Ampla do not turn out to be applicable, the law would mistreat taxpayers that are delayed only a few days in the payment of taxes (Ampla’s case) in a worse manner in comparison to those who, formally, later relied on the various tax amnesties to regulate their tax situation through paying taxes that were not paid in the past.

The “En Banc Council” (a special body within the Taxpayers Council, representing the last administrative instance) on May 9, 2012 issued judgment against Ampla. The sentence was notified on August 29, 2012. Ampla requested the State Public Treasury (Hacienda Pública Estadual) to review the decision through a special review procedure based on the equity principle, before the Governor of the Estado de Río de Janeiro. The recourse has still not been solved, which is why the taxing debt should be suspended. However, the Estado de Rio de Janeiro has registered the debt in the public registry as if it is demandable, which has forced contributing a guarantee of €101 million (R$293 ) on November 12, 2012, in order to suspend the legal action and continue receiving public funds. On June 4, 2013, a sentence in second instance accepted the recourse filed by the Public Treasury of the State of Río de Janeiro against the guarantee Ampla filed. In September 2013, Ampla filed a letter of guarantee to substitute the “guarantee insurance” rejected by the court of law. However, Ampla reiterated to the attorney of the State, the petition for review is still pending a decision. The amount involved in this proceeding is R$ 232 million (approximately Ch$ 51,954 million).

10.  In 1982 and under the framework of an extension project of the electric energy supply network in rural zones in Brazil, mainly financed by international financial entities (IDB), Companhia Energética do Ceará S.A. (Coelce), at that time owned by the State of Ceará, signed use contracts of the electric system with 13 cooperatives, at the request of the Government and through demands from these financial entities in order to implement this project. These contracts established Coelce’s obligation to pay a monthly lease restated according to inflation, making Coelce responsible for the operation and maintenance of these assets. These contracts were subscribed for an indefinite time period and, given the circumstances of creating rural electrifying companies, as well as the then Coelce’s public nature, they did not establish a clear definition of the networks that were the object of the contract, since they have been replaced and extended from that time, confusing these assets with those owned by the company. From 1982 to June 1995 Coelce regularly paid the lease for the use of the cooperatives’ electric system, restated monthly by the corresponding inflation index. However, starting June 1995, Coelce, still state-owned, decided not to continue restating the value of the payments or making the corresponding adjustments. In 1998, Coelce was privatized and became part of the Enersis Group and continued to pay lease for the networks to the cooperatives in the manner done until before it was privatized, i.e, without restating lease values. Due to the above, some of these cooperatives have filed judicial actions against Companhia Energética do Ceará S.A., among which the two legal actions filed by Cooperativa de Eletrificação Rural do V do Acarau Ltda (Coperva) can be highlighted. Coelce’s defense is basically grounded on the argument that the rent amount adjustment is not appropriate, since the assets lacked value due to their very extended useful life, taking into consideration their depreciation; or, alternatively, in case the assets have any value, in that their value would be very low given that Coelce performed their replacement, extension and maintenance. The trial total amount is of approximately R$153,346 million (approximately Ch$ 34,340 million). In one of the legal actions Coperva has filed, a review action, the expert test has been performed, which was contested by Coelce, calling on technical inconsistencies and requesting performance of a new expert review. Despite this contesting measure, taking into consideration a request Coperva filed, in February 2013 the judge decreed “the anticipated execution of the sentence”, defining in a preliminary manner the value of the monthly fee of the alleged Coperva installations, as well as immediate payment of the difference between this value and the value currently paid. The Coelce defense is basically grounded on the argument that the adjustment of the rent amounts is not appropriate, since the assets lacked value due to their very extended useful life, taking into consideration their depreciation; or, alternatively, in case the assets have any value, in that it would be very low, given that Coelce is the one that has performed their replacement, development and maintenance. The amount involved in this proceeding is R$ 153,345,914 (approximately Ch$ 34,340 million). In one of the actions that Coperva filed, a review action, an expert review was performed, which Coelce contested, calling on technical inconsistencies and requesting a new expert review. Despite this contesting action, taking into consideration a request that Coperva filed in February 2013, the judge decreed “the sentence anticipated execution”, defining in a preliminary manner the value of the monthly fee of the alleged Coperva installations, as well as the immediate payment of the difference between this value and the value currently paid. Regarding the matter, a recourse has been filed and a precautionary measure has been obtained in favor of Coelce, paralyzing the anticipated execution decision, Coelce has filed its final allegations and the proceeding is currently waiting its final sentence.

11. In October 2009, Tractebel Energía S.A. sued CIEN claiming an alleged breach of the “Purchase & Sale Agreement for 300 MW of Firm Capacity with related energy originating from Argentina” entered into in 1999 by and between CIEN and Centrais Geradoras do Sul do Brasil S.A (Gerasul — presently Tractebel Energía). Tractebel asked the court to order that CIEN pay a rescission penalty of R$ 117,666,976 (approximately Ch$ 26,350 million) plus other fines due to the non-availability of “firm capacity and related energy,” and asked the court to determine those other fines in its ruling. The breach allegedly occurred due to a failure by CIEN to assure the availability of capacity contractually agreed with Tractebel over the 20-year period, which allegedly took place beginning in March 2005. In May 2010, Tractebel notified CIEN via a written statement, but not judicially, that it intended to exercise its step-in rights in Line I (30%). The proceeding is currently at the trial stage. CIEN petitioned to join this proceeding with the lawsuit filed by CIEN against Tractebel in 2001, in which the collection of values relative to the rate of exchange and taxing issues is under dispute, which petition for joinder was rejected by the court of law. In May 2013, CIEN requested the suspension of the proceeding for 180 days in order to avoid divergent decisions, which petition was transferred to Tractebel to file its briefs regarding the matter.

12.  In 2010 Furnas Centrais Eletricas S.A. filed a suit against CIEN, based on CIEN’s alleged breach of Firm Capacity Purchase Agreement for the purchase of 700 MW of firm capacity with related energy originating from Argentina, which was signed in 1998 with a term of 20 years starting from June 2000. In its claim, Furnas requests that CIEN be ordered to pay R$ 520,800,659 (approximately Ch$ 116,630 million), as a rescission penalty according to what is provided for in the agreement, as adjusted according to the terms of such agreement, plus interest from the date of filing of the claim until actual payment, as well as other penalties based on the lack of availability of the “firm power and associated energy” (contracted capacity), and other damages to be determined upon the final decision. The proceeding is in its first instance, and the passing of the first trial judgment is pending. In respect of the foreign language documents presented by CIEN, the trial judge of first instance determined that those documents would be excluded from the lawsuit, which decision was affirmed by the 12th Civil Section of the State Court. CIEN has filed a Regular Appeal (Recurso Especial) against this decision, which will be decided by the Superior Court of Justice. In addition, CIEN received a communication from Furnas, not at the judicial seat, indicating that in case of termination due to CIEN’s non-compliance, it has the right to acquire 70% of Line I.

13.  At the end of 2002 Endesa Fortaleza filed a legal action against the Federal Union, in order to get recognition that imported goods for the turbo-generating units corresponded to the item “Other Power Generating Units” to thus get access to 0% rate for the Import Tax (II) and the Tax on Industrialized Products (IPI, Impuesto de Productos Industrializados, as per its acronym in Spanish). Endesa Fortaleza got an incidental sentence in its favor in the main legal action that allows importing goods at customs with a 0% rate, but prior to a judicial support of the sum of taxes. Endesa Fortaleza has obtained favorable sentences in the administrative legal instance and in the Superior Court of Law of Justice (Brasilia) (in the main legal suit). In 2002 Endesa Fortaleza filed a judicial action (incidental) that treats the type of import tax applicable to the power generating unit (from 0% to 14%). In this legal action CGTF was also successful in the first and second instances. The Public Treasury has filed a new recourse. The parties are waiting for the recourse sentencing. The judicial deposit must be kept as guarantee of the proceedings until its final sentencing. The sum amounts to R$ 81 million (Ch$ 18,139 million).

14. In February 2007, the Brazilian Tax Authorities drew up a minute to Endesa Fortaleza for PIS/COFINS for the accounting periods of December 2003 and from February 2004 to November 2004, referring to the alleged differences produced between the amounts declared in the annual declaration (where the PIS/COFINS amounts were reported under the new non-accrued regime) and the amounts declared in the monthly declaration (where the amounts due were reported under the old accrual system). The company filed an appeal before the Taxpayers’ Council and is currently awaiting decision. The sum is of approximately R$ 68 million (Ch$ 15,228 million).

15. In 2001, a lawsuit was filed against the Colombian generation subsidiary Emgesa S.A. E.S.P., Empresa de Energía de Bogotá S.A. E.S.P. (“EEB”) and Corporación Autónoma Regional, by the inhabitants of Sibaté, Department of Cundinamarca. The lawsuit seeks to make the defendants jointly and severally liable for the damages arising from the pollution of the El Muñá reservoir, as a result of Emgesa’s pumping of polluted waters from the Bogotá River. Emgesa has challenged these allegations, establishing that it is not liable for these damages, arguing, among other things, that it receives already polluted waters, among other arguments. The initial demand of the plaintiffs was for approximately 3 trillion Colombian pesos, which is equal to approximately Ch$ 816,798 million. Emgesa petitioned for the joinder of numerous public and private entities that dump into the waters of the Bogotá River or that in any way or another have responsibility for the environmental management of this river’s basin, with respect to which petition the Third Section of the State Council resolved to have some of these companies joined as defendants. In January 2013 answers that were filed by several of the defendants against the complaint and in June 2013 the petition for annulment of what was done in the proceeding was resolved to be denied as out-of-order. Currently the prior exceptions resolution and call to the conciliation hearing are still pending in the proceedings.

16. In Colombia, upon creating an electrical distribution subsidiary Codensa, in 1997, Empresa de Energía de Bogotá S.A. E.S.P. (EEB) contributed to the new company all public lighting infrastructures and other sale and distribution assets in exchange for 51.5% of this company’s shares. However, there was no absolute clarity regarding the inventory of lights in the city and this generated differences in the future regarding invoicing and settlement of the energy value that Codensa supplied to the municipality. In 2005, a geo-reference inventory of the lights was performed, which gave as a result a difference of 8,661 lights less than those that Codensa effectively considered in its billing and settlement to the District. In order to solve the conflict the parties carried out workshop sessions to come to an agreement. However, in 2009 a private citizen filed a derivative action in which he requests that the court of law: (i) declare the rights of the administrative morality and public property violated; (ii) Codensa be ordered to carry out the settlement that includes delinquent interest due to the higher values paid between 1998 and 2004; and, (iii) the incentive due to administrative morality be recognized to the actor (15% of what the District recovers). The first instance judgment, confirmed by the second instance judgment, ordered the Administrative Special Public Utilities Unit and Codensa to, within a time period of two months starting from the date of issuance of the judgment, carry out all necessary negotiations to establish in a definitive manner the balances either in favor or against Codensa, duly adjusted by the DTF plus interest. In case that no agreement is reached, then the Administrative Special Public Utilities Unit itself can perform within a new time period of two months the unilateral judgment and deliver it to Codensa for its consideration, can exercise remedies through the relevant government channels and, in case of non-payment must proceed to execute the judgment. To date, negotiations have been performed by the parties to reach an agreement, pending approval by the authorities of the Greater Municipality of Bogota, which is why on June 28, 2013 Codensa filed before the judge a description of the work undertaken to comply with the sentence. On September 6, 2013 the Comptroller sent a writ to Codensa announcing future control actions against the company and the Administrative Special Public Utilities Unit for an alleged detriment to the District property for a sum amounting to 95,142,786,544 Colombian pesos (approximately Ch$ 25,904 million), due to payments of the aforementioned to the District for public lighting between 1998 and 2004. On the 20 of that same month, CODENSA responded to the communication expressing its disagreement regarding the aforementioned figure and proposed a technical work instance, due to which several meetings have been held and the parties are waiting for the Comptrollers to issue a new report.

17. A Class Action has been filed by the people of the Municipality of Garzón, based on the fact that due to the construction of the hydroelectric project El Quimbo, their income from handicraft or entrepreneurial activities have been decreased by an average of 30%, which decrease was not considered when the project’s social-economic impact report was drafted. Currently, the number of plaintiffs amounts to 1,900 persons. Emgesa rejects these allegations based on: its allegation that the social-economic impact report complied with all the methodological criteria, including giving all interested parties the opportunity to comment on the report; the fact that the plaintiffs are not residents and for this type of people, compensation are only allowed for those whose income are mainly derived from their activity in the El Quimbo project’s direct area of influence; and that compensation must not be beyond the “first link” of the production chain and must be based on the status of the income indicators of each affected person.

In terms of the proceeding status, the conciliation hearing has been held, ending in failure. Afterwards, a resolution was sentenced decreeing the evidences requested by the parties, against which reconsideration recourses were filed, currently pending.

It is equally worth mentioning that on August 24, 2013 a document was signed by the Colombian State, Emgesa and the population of the area for the creation of a Governance Structure, a forum for dialogue and coordination that has the purpose of dealing in an efficient manner with the social and environmental conflicts generated in the development of the El Quimbo hydroelectric project and preventing any others that could arise. The amount involved in this proceeding is estimated to be approximately 93 thousand million Colombian pesos (approximately Ch$ 25,321 million).

18. The fiscal authority in Peru SUNAT questioned a Edegel in 2001, through Taxes and Fine Resolutions, on the way of depreciating assets valuation. SUNAT did not take into account the depreciation deduction corresponding to a greater part of the superior value allocated to assets in the voluntary re-evaluation performed in 1996, as an expense in the calculation of the company’s income tax. The amount of the appraisal rejected by SUNAT is related with financial interests paid by the company during the energy plants construction phase. The position of the taxing administration is that Edegel has not shown the following in a concluding manner: ( i ) that it is necessary to obtain financing for building power plants that were later re-evaluated or ( ii ) that such financing has effectively been incurred upon. The company’s position is that SUNAT cannot demand such evidence in order to question the company re-evaluation performed, and that it corresponds to when such re-evaluation has been performed and not the historical value of goods. In this case, the valuation method considers that power plants of such magnitude are built with financing. If SUNAT did not agree with the valuation, it should have opposed its own appraisal, which it did not do. In February 2012, the Fiscal Court of Law (TF, as per its acronym in Spanish) sentenced in the case of the of the 1999 Income Tax accounting period, in favor of the company regarding two of its power plants and against the company in regards to four of them, based on the argument that only in the case of the first two, it was verified that there was financing. Thus the TF ordered SUNAT to calculate debt again according to the established criteria. In June 2012, Edegel paid the debt calculated by SUNAT (11 mm €); the amount will be recovered if there are favorable sentences in the following litigations Edegel has filed: (i) Administrative Contentious Claim to the Judicial Power against TF’s sentence, filed in May 2012 (it would correspond to a total return) ii) Partial appeal against the calculation that SUNAT has performed in order to comply with TF’s sentence, based on the fact that the recalculation that SUNAT has performed is incorrect, filed in July 2012 (it would correspond to a partial return). In reference to the Administrative Contentious Claim: In August 2013, the Judicial Power notified Edegel on the correction of procedure errors (Procedural Remediation Resolution). In this Resolution, the Judicial Power denied some of Edegel’s petitions regarding the grounds of its legal inadmissibility. Edegel filed an appeal to annul this Resolution, for being inappropriate (there is a lack of adequate motivation) and because it was issued out of time. In conclusion, the proceedings status is the following: For the 1999 accounting period, the annulment recourse that Edegel filed is pending resolution by the TF. For the 2000-2001 accounting periods, the company will file new evidence found in order to reduce the “part that would be lost” from 6 mm € to 1.3 mm €. The TF can declare that the evidence is inadmissible since it is out of time. The sum of these claims amounts to S./ 116,388,902 (approximately M$ 21,845,718).

19. In 2005, three lawsuits were filed against Endesa Chile, the Government of Chile and the Chilean General Water Affairs Bureau (the “DGA”), currently being treated as a single proceeding, requesting that DGA Resolution 134, which established non-consumptive water rights in favor of Endesa Chile to build the Neltume hydroelectric station project be declared null as a matter of public policy, with compensation for damages. Alternatively, damages were sought for the detriment allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirehueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others”, in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Endesa Chile’s water rights related to the Neltume project. In terms of the status of this proceeding, the regular evidence period has ended and the parties have been summoned to hear the judgment. The resolution that summons the parties to hear the judgment is currently challenged by the State Defense Council, which seeks to leave without effect and in turn resolve the incident of accumulation of proceedings, which is pending to date.

20. During 2010, three lawsuits for damages were filed against Endesa Chile by plaintiffs alleging that they were affected by the flooding of the Bio-Bio River in Region VIII. The plaintiffs sued Endesa Chile for losses caused by its deficient operation of the Ralco hydroelectric station during the flood. These three cases were joined, and a first instance ruling has been issued which denies the claim filed in all its parts. The ruling was appealed and such appeal has not yet been reviewed by the court. The plaintiffs are required to produce legal evidence proving the causal link between the operation of the Ralco hydroelectric station during the floods and the damages that the plaintiffs claim they sustained as a result of deficient facility operation. Regarding the status of the proceedings, on March 27, 2012, there was a first instance judgment filed, which rejects the claim filed in all its parts. The plaintiff filed an appeal on March 12, 2013, where the Court of Appeals ordered proceedings to supplement the judgment, since there were exceptions and defenses that were not resolved in the first instance judgment. On May 2, 2013, the first instance Court of Law filed a supplementary judgment, referring to the exceptions and defenses that were not resolved in the first initial judgment. To date the proceeding is once again in the Court of Appeals of Concepción to be heard and in order to rule on the appeals filed. The amount involved in the three lawsuits currently pending against Endesa Chile is Ch$ 14,610 million. It is worth noting that the total risk of these proceedings is covered by an insurance policy.

21. In July and September of 2010, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada, respectively, filed separate lawsuits against Endesa Chile and the Chilean General Water Affairs Bureau (the “DGA”), seeking to declare the annulment of DGA’s administrative resolution 134 that granted Endesa Chile’s water rights for the Neltume hydroelectric station. Similarly, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada, respectively, each filed suits against DGA’s administrative resolution 732 that authorized the relocation of the collection point of such rights null as a matter of public policy. Ultimately, the plaintiffs attempted to demand payment for their water rights located in the area of influence of the hydraulic works for the future Neltume station. Endesa Chile has rejected these claims, contending that the plaintiffs are engaging in wrongful prosecution to prevent the construction of the station in order to obtain monetary compensation. As to the status of the two lawsuits, it is worth noting that in the complaint filed by Ingeniería y Construcción Madrid S.A. (Case No. 7036-2010), the discovery period has expired, and the parties have been summoned to hear judgment. Regarding the other lawsuit (Case No. 6705-2010), requesting the annulment of DGA resolution 732, on March 12, 2012 a ruling was issued that declared the proceeding as abandoned. Afterwards, on June 27, 2012, Ingeniería y Construcción Madrid, filed a similar claim before another Court of Law (Role C-15156-2012), proceeding in which the discussion period and the regular evidence period have ended. To date, the testimony obstruction alleged by Endesa Chile is still pending resolution, in order to obtain an extraordinary evidence stage, that allows rendering evidence of the witnesses that are still pending. On the other hand, in the legal suit filed by Transportes Silva y Silva Ltda, (Case No. 16025-2012), which contests DGA resolution 134, the proceeding was declared as abandoned. In another suit filed (Case No. 17916-2010), a similar request was made for the action to be declared as abandoned, however this request was denied. The plaintiff has filed an appeal against such sentence, which was accepted on May 10, 2013, declaring the proceeding as abandoned. The resolution is firm and executed. The amount of this proceeding is indeterminate.

22. On May 24, 2011, Endesa Chile was served with a lawsuit filed by 19 riparian owners along the Pirihueico Lake, seeking to declare null DGA Resolution 732, which authorized the relocation of water catchment rights for the Neltume station, from the Pirihueico Lake 900 meters downstream along Fui River. The plaintiffs seek to have this annulment annotated at the margin of the notarized instrument that memorialized DGA Resolution 732, which approved the transfer of the catchment. The plaintiffs also seek to have the recordation of said instrument struck from the waters registry, if entered, and to require the Chilean Government, the DGA and Endesa Chile to pay damages to the plaintiffs as a result of the challenged DGA resolution, seeking to reserve their right to indicate the type and amount of damages in subsequent legal proceeding. The claim is for an undetermined amount since the plaintiffs have requested that damages be determined in another suit, once the DGA’s administrative resolution is declared null and void. To date, the discussion period has ended and the evidence writ has been issued, which when received by the parties was the object of a replacement appeal filed by the plaintiff and an annulment petition filed by Endesa Chile, which were both rejected. The proceeding was suspended by mutual agreement until March 9, 2013, after which the proceeding began again. On August 20, 2013 the conciliation hearing that was pending happened, without arriving to a conciliation. To date, the regular evidence period has expired. The expert examination process is still pending.

23. The arbitration proceeding will be heard by the International Chamber of Commerce (ICC), hereinafter the Chamber, under the framework of the Bocamina Thermal Power Plant Extension Project Contract for the turnkey supply of a coal thermal generation plant, located in Coronel, Eighth Region of Chile, signed in July 2007 between Endesa Chile and the Consortium formed by Ingeniería y Construcción Tecnimont Chile Compañía Limitada, Tecnimont SpA, Tecnimont do Brasil Construcao e Administracao de Projetos Ltda., Slovenske Energeticke Strojarne a.s. (SES) and Ingeniería y Construcción SES Chile Limitada.

As a result of material breaches of the Consortium, for not finishing the works according to the terms and conditions agreed and within the time period stipulated in the Contract and its supplementary documents, on October 16, 2012 Endesa Chile went on, strictly complying with the conditions authorized in the Contract for such purpose, to collect the performance bonds, and in particular, those issued by Banco Santander Chile for US$ 93,992,554 (approximately Ch$ 49,309 million) and the one from Credit Agricole for US$ 18,940,294.84 (approximately Ch$ 9,936 million). To date Endesa Chile has only been able to collect the performance bonds issued by Banco Santander Chile.

Upon collection of the aforementioned performance bonds, Endesa Chile filed before the Chamber (Role 19015/CA) a request for arbitration to obtain the forced compliance of the Contract plus compensation for damages, and, as a subsidiary request, termination of the Contract with compensation for damages. In both cases, Endesa Chile reserved the right to file litigation regarding the amount and sum of the damages at a later stage. Endesa Chile based its claim on the serious non-compliance of the Consortium, among which are the following: Material breach of the contractual date of the end of the works, the lack of payment to subcontractors and suppliers, which has forced Endesa Chile to take on part of their commitments, all of the above in order to avoid a situation of total stoppage of the works; material breach of the schedule of intermediate control stages agreed to; breach of the “Open Book” delivery time period of the works; as well as a lack of compliance with safety and environmental standards agreed to and the administrative standards proscribed for managing the Contract, among other material breaches by the Consortium.

In turn, SES filed legal actions before the Chamber (Role 1924/CA) requesting that the collection of the performance bonds that Endesa Chile carried out be declared illegal.

On January 4, 2013, Endesa Chile notified the Consortium of the anticipatory termination of the Contract due to material breach of its obligations, all of the above according to the norms prescribed in the Contract.

In terms of the status of the proceedings, in January 2013, the members of the Consortium SES- TECNIMONT, separately, have contested the request for arbitration filed by Endesa Chile and along with that, have filed a suit against Endesa Chile for US$ 1,294 million (approximately Ch$ 678,845 million), in Tecnimont’s case, and for US$ 15 million (approximately Ch$ 7,869 million), in SES’s case. On March 26, 2013, Endesa Chile answered the counterclaims filed against the company, requesting their rejection since they are inadmissible and inappropriate.

The proceeding filed by SES (Role 1924/CA) was consolidated with the arbitration proceeding described herein above. On June 21, 2013, upon request of the arbitration court, the bases of the procedural proposals or simultaneous procedure were filed in a clear and precise manner as well as their respective proposed schedules. On July 2, 2013, the procedural order that established the procedural rules whereby the proceeding will be conducted was approved. Dated December 2, 2013 the parties exchanged legal suit briefs. In turn, Endesa Chile requested in its Suit Brief that the arbitrational court declare the contractual non-compliance of the defendants, attributable to serious fraud or negligence by them or, subsidiary, to culpa grave, and that the contract term be recognized due to the cause of the “Contractor’s Non-Compliance”. Grounded on the above, it requests that the presentation of collecting the bond performance bonds given by Endesa Chile is according to the law and requests sentencing the defendants to fines and detriment, amounting in total to US$ 373,269,376, equal to approximatelyCh$ 195,821 million). After filing their claim briefs, the parties will be able to file their contest records. Taking into consideration the extension requested by Tecnimont the term to object the documents is pending to date.

24. On August 22, 2013, the companies Endesa Chile, Pehuenche and San Isidro filed before the Court of Appeals of Santiago an electrical illegality claim against the Chilean Superintendency of Electricity and Fuels(SEF), due to the decree of legal writ ORD No. 7230, dated August 7, 2013, which, relying on its interpretative and supervisory faculties, decreed that the consumption surpluses over the contracted supply that the distributing companies incur, in regards to the generators that are forced by means of a bid to carry out supply, must be covered with the surpluses in the bids of the other generating companies in reference to its distributors, for whose effect the distributors with surpluses can assign their surpluses to the distributors which have deficits, irrespective of the will of the respective generator, which is contrary to the Law and exceeds SEF’s faculties and authorities, resulting in an illegal resolution. In terms of the status of this proceeding, in the three illegality claims it was requested that an injunction be declared, which was denied in the San Isidro and Pehuenche suits and instead was granted in the Endesa Chile suit. With the aforementioned, the aggravated effects are suspended of the challenged SEF order. Finally, it was resolved in an effort to achieve the objective, that the effects of the injunction are communicated to all the companies. To date, it has been heard and is in agreement for sentencing.

25. In August 2013 the Superintendence of the Environment filed charges against Endesa Chile, due to a serious of violations to Exempt Resolution No. 206, dated August 2, 2007 and its supplementary and clarifying resolutions that environmentally qualify the “Bocamina Thermal Power Plant Extension Project (“Proyecto Ampliación Central Térmica Bocamina”). These violations are related to the cooling system discharge channel, not having operational the Bocamina I Desulphurizer, the non-forwarding of information, surpassing the CO limit for Bocamina I imposed for Bocamina II during January 2013, failures in the perimeter acoustic closing of Bocamina I, emitting noise, and not having technological barriers that impede massive entrance of Bio-mass in the power plant intake. Endesa Chile submitted a compliance program that was rejected. On November 27, 2013, the Superintendence of the Environment reformulated the charges filed adding two new ones to those already filed. Endesa Chile has presented its defense in December 2013, which partially recognizes some of these violations (in order to reduce the fine 25%, in case they are recognized) and contesting the rest. Endesa is waiting to hear the decision of the Superintendence of the

Environment. On the other hand, in December 2013, fishermen’s and algae collectors’ trade unions and related activities of Coronel, among others, filed two protection recourses against Endesa Chile before the Court of Appeals of Concepcion. The first is grounded on the fact that Endesa Chile would be operating Unit II of the Bocamina Thermal Power Plant, without having, in the opinion of the parties filing the claim, the environmental qualification for its operation, and second, that it would not have the Desulphurizing Plant operational for the operation of Unit I of the Bocamina Power Plant, according to what is demanded by the Environmental Qualification Resolution. The parties filing the claim attached a copy of the penalizing procedure pursued before the Superintendence of the Environment. The plaintiffs obtained in the first of these recourses a cautionary measure (temporary injunction against further process), which orders stopping the operation of the Generating Unit II of the Bocamina Power Plant. Endesa Chile, in turn, requested releasing this temporary injunction against further process, petition that was rejected by the Court. Similarly, it filed its response to both recourses, contributing background information for their rejection. Both recourses to date are accumulated pending their processing and pending there being heard by the Court of Appeals of Concepción and, therefore, Unit II continues to be detained.

26. In January and February, 2013, the Municipality of Huasco, and others, filed 4 protection recourses, against Agreement No. 17/2012, of the Honorable Ministers Committee that is referred to in Article No. 20 of Law 19,300, of the Terms and Conditions of the Environment, which based on a claim filed by Endesa Chile, against the Service Resolution of the Environmental Assessment that rejects the environmental authorization of the Punta Alcalde Thermal Project, accepts the claim ordering the project’s favorable environmental qualification. Such agreement was published on January 17, 2013, and in the opinion of the claimants violates the constitutional guarantee of living in an environment free from pollution. The four protection recourses correspond to Roles 59-2013, 7947-2013, 8413-2013 and 8795-2013, in terms of which their joint view was ordered one after the other. Once their view has been done, dated August 1, 2013 a resolution was sentenced that accepts the protection recourses and orders the Ministers’ Committee to hold a new hearing, in order to ground according to law, which is why the functioning of the Central Pta. Alcalde (Alcalde Power Plant) is authorized. Against such resolution, both the Government of Chile as well as Endesa Chile filed an appeal recourse, which to date is still pending sentencing before the Supreme Court.

The amount of these prudential procedures is undetermined.

The management of Enersis S.A. considers that the provisions registered in the Consolidated Financial Statements adequately cover the risks resulting from litigation and other proceedings described in this Note, which is why it does not consider that there are additional liabilities than those specified herein.

Given the characteristics of the risks covered by these provisions, it is impossible to determine a reasonable schedule of payment dates, in case there are any.

35.4	Financial Restrictions

Various of the company’s loan agreements, and those of some of its subsidiaries, include the obligation to comply with certain financial ratios, which is normal in contracts of this nature. There are also affirmative and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1.	Cross Default

Some of the financial debt contracts of Enersis S.A. and of Endesa Chile contain cross default clauses. The syndicated loan of Endesa Chile under New York law signed in 2008 and which expires in June 2014, with an amount disbursed of US$200 million at the present time, makes no reference to its subsidiaries, so a cross default can only arise with respect to another own debt. In order to accelerate payment of the debt of this loan due to cross default with respect to another debt, the amount overdue of a debt must exceed US$50 million, or the equivalent in other currencies, and other additional conditions should be met including the expiry of grace periods (if any) and formal notification of the intention to accelerate the debt by creditors representing over 50% of the amount due under the agreement. In addition, Endesa Chile, in February 2013, and Enersis, in April 2013, signed credit line agreements under Chilean law that stipulate that cross default is triggered only upon default by the Debtor itself. In these credit lines, the amount of a debt past due must also exceed US$50 million or its equivalent in other currencies. Amounts drawn against these credit lines have not yet been disbursed since their signing. They mature in February 2016 and April 2016, respectively.

Regarding the bond issues of Enersis S.A. and Endesa Chile registered with the United States Securities and Exchange Commission (the SEC), commonly called “Yankee Bonds”, a cross default can be triggered by another debt of the same company or of any of their Chilean subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of a certain series of Yankee Bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on the Yankee Bonds of Enersis S.A. or Endesa Chile. The Enersis S.A. Yankee Bond with the longest term matures in December 2026 and that of Endesa Chile in February 2097.

The Enersis S.A. and Endesa Chile bonds issued in Chile state that cross default can be triggered only by the default of the issuer, and debt acceleration requires the agreement of at least 50% of the holders of the bonds of a certain series.

2.	Financial Covenants

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

The Series B2 domestic bonds of Enersis S.A. includes the following financial covenants, whose definitions and calculation formulas are set out in the respective contract:

-

Equity: Minimum Equity must be maintained of Ch$602,161 million, a limit adjusted at the end of each year as established in the indenture. Equity is the sum of Equity attributable to the shareholders of Enersis and minority interests. As of December 31, 2013, Enersis S.A. equity was Ch$8,507,465 million.

-

Debt Ratio: A debt ratio, being Total liabilities to Equity, should be no more than 2.24. Total liabilities are the sum of Total current liabilities and Total non-current liabilities, while Equity is the sum of Equity attributable to the shareholders of Enersis and minority interests. As of December 31, 2013, the Debt Ratio was 0.78.

-

Unsecured Assets: The ratio of Unsecured assets to Unsecured total liabilities should be at least 1. Total Unsecured or free assets is the difference between Total assets and Total secured assets. Total unsecured or free assets consists of Total assets less the sum of Cash, Bank balances, Accounts receivable from related entities, current, Payments made in advance, current, Accounts receivable from related entities, non-current and Identifiable intangible assets, gross, while Total secured assets relates to assets pledged in guarantee. On the other hand, Unsecured total liabilities consist of the sum of Total current liabilities and Total non-current liabilities, less liabilities secured by collateral. As of December 31, 2013, this ratio was 2.02.

It is important to note that the undisbursed credit line in Chile includes other covenants such as leverage and debt repayment capacity ratios (Debt Ratio/EBITDA), while the Yankee Bonds are not subject to financial covenants.

As of December 31, 2013, the most restrictive financial covenant for Enersis S.A. was Debt Ratio/EBITDA with respect to local credit lines that expire in April 2016.

The Endesa Chile bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

-

Consolidated Debt Ratio: A consolidated debt ratio, being Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of interest-bearing loans, current; interest-bearing loans, non-current; other financial liabilities, current; other financial liabilities, non-current; and other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of financial liabilities, equity attributable to the shareholders of Enersis, and non-controlling interests. As of December 31, 2013, the ratio was 0.36.

-

Equity: A minimum Equity of Ch$760,468 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of Enersis. As of December 31, 2013, the equity of Endesa Chile was Ch$2,651,968 million.

-

Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the gross margin plus financial income and dividends received from associated companies, and ii) Financial expenses; both items refer to the period of four consecutive quarters ending on the quarter being reported. In the period ended December 31, 2013, this ratio was 7.35.

-

Net Asset Position with Related Companies: A Net asset position must be maintained with related companies of no more than a hundred million dollars. The Net asset position with related companies is the difference between i) the sum of Accounts receivable from related entities, current, Accounts receivable from related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and ii) the sum of Accounts payable to related entities, current, Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation. As of December 31, 2013, using the exchange rate prevailing on that date, the net asset position with related companies was a negative US$444.0 million, indicating that Enersis S.A. is a net creditor of Endesa Chile rather than a net debtor.

Series M

-

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of interest-bearing loans, current; interest-bearing loans, non-current; other financial liabilities, current; and other financial liabilities, non-current; while Capitalization is the sum of financial liabilities, equity attributable to the shareholders of Enersis and non-controlling interests. As of December 31, 2013, the debt ratio was 0.35.

-  Equity: Same as for Series H.

-  Financial Expense Coverage Ratio: Same as for Series H.

The rest of Endesa Chile’s debt and the undisbursed credit lines include other covenants such as leverage and debt coverage ratios (debt/EBITDA ratio), while the Yankee Bonds are not subject to financial covenants.

In the case of Endesa Chile, the most restrictive financial covenant as of December 31, 2013 was the debt ratio requirement in the syndicated loan under New York law, which expires in June 2014.

In Peru, the debt of Edelnor only has one covenant, a Debt Ratio with respect to the domestic bonds whose final maturity is in January 2033. On the other hand, the debt of Edegel includes the following covenants: debt ratio, leverage ratio, and debt to equity and debt coverage (Debt Ratio/EBITDA) ratios. As of December 31, 2013, the most restrictive financial covenant for Edegel was the level of indebtedness corresponding to the second program of locally issued bonds, expiring in January 2014. Piura’s debt includes the following covenants: debt coverage and level of indebtedness. As of December 31, 2013, the most restrictive covenant on Piura debt was the indebtedness covenant from the Reserva Fría plant construction leasing agreement with Banco de Crédito del Perú which expires in July 2020.

In Brazil, the debt of Coelce includes compliance with the following covenants: debt coverage (Debt Ratio/EBITDA), level of indebtedness, and the interest coverage ratio (EBITDA/financial expenses). As of December 31, 2013, the most restrictive financial covenant of Coelce was the debt/EBITDA ratio, corresponding to the 2nd and 3rd domestic bond issues, whose final maturity is October 2018. The debt of Ampla includes the following covenants: debt coverage, (the debt/EBITDA ratio), the indebtedness ratio, and the interest coverage ratio (EBITDA/financial expenses). As of December 31, 2013, the most restrictive financial covenant for Ampla was the debt coverage ratio, corresponding to the 6th and 7th domestic bond issues, whose final maturity is June 2019.

In Argentina, Endesa Costanera has just one covenant, the maximum debt, corresponding to a loan from Credit Suisse First Boston International which matures in May 2014. The debt of El Chocón includes covenants related to maximum debt, net consolidated equity, interest coverage, debt coverage (debt/EBITDA) and a leverage ratio. In the case of El Chocón, as of December 31, 2013, the most restrictive financial covenant was the Debt/EBITDA ratio, corresponding to the syndicated loan which matures in September 2016. Meanwhile, Dock Sud currently has no debts involving financial covenants.

In Colombia, the debts of Codensa and Emgesa are not subject to compliance with financial covenants, a situation that also applies to the debt of the rest of the companies not mentioned in this Note.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically but is subject to certain conditions, such as a cure period.

As of December 31, 2013, December 31, 2012, and January 1, 2012, neither Enersis S.A. nor any of its subsidiaries were in default under their financial obligations summarized here or other financial obligations whose defaults might trigger the acceleration of their financial commitments, with the exception of our Argentine generation subsidiary Endesa Costanera at December 31, 2013 and December 31, 2012.

To date, Endesa Costanera has not made the last four payments on a supplier loan with Mitsubishi Corporation, which has a grace period of 180 days for each installment. The past-due payments fell due on March 30, 2012, September 30, 2012, March 31, 2013, and September 30, 2013 for a total of US$68 million, including principal and interest. Under the terms of the agreement, should Mitsubishi Corporation wish to accelerate the debt from this loan for a principal amount of US$141 million, it would have to give formal notification ten days prior to such acceleration. To date, Endesa Costanera has not received such notification from Mitsubishi Corporation. If Mitsubishi Corporation were to issue an official acceleration announcement, a total repayment of US$174 million from the loan would be enforceable under cross default and bankruptcy clauses, including the debt with Mitsubishi Corporation. It is important to note that negotiations on the terms of this loan have been ongoing throughout this time.

As of December 31, 2013, El Chocón would have been in breach of its covenant on the EBITDA/Financial expenses ratio for its US$19 million loan with Standard Bank/Deutsche/Itaú if it had not obtained a waiver in November 2013 allowing it to reduce the limit of the covenant from 3.5 to 2.5 for September and December 2013. A waiver was also signed on December 16, 2013 postponing the US$3 million payment due Standard Bank/Deutsche/Itaú on December 15, 2013 to January 14, 2014. At that time, another waiver was obtained postponing the obligation until February 15, when the terms of the loan are expected to be renegotiated.

None of this represents a risk of cross default or of another breach for Enersis.

35.5	Other Information

- Resolution 95/13 from the Argentine Energy Secretariat was published on March 26, 2013 making significant changes to the remunerations system for generating companies and other aspects of operations in the wholesale electricity market. Nevertheless, our Argentine subsidiary Endesa Costanera insisted on the need to consider in the short term adjustments in the values of tariffs. These tariffs reflect 2011 costs and need to be adjusted for 2013, and a methodology for updates that will allow for cost variations needs to be defined. Our Company shows a deficit in working capital until a response to these requests has been obtained, leading to problems in its short-term financial equilibrium. Endesa Costanera expects to correct the present situation depending on a favorable resolution of requests made to the Argentine government.

- On July 12, 2012, the Argentine electricity regulatory authority (Ente Nacional Regulador de la Electricidad de la República Argentina - ENRE), through its Resolution 183/2012, informed Edesur of the appointment of a “veedor” (a kind of inspector) for an extendable term of 45 days in order to control and verify all normal administrative actions linked to the normal provision of the public utility electricity distribution service by Edesur.

These administrative actions refer particularly to Edesur’s actions to comply with the legal and accounting requirements governing sufficiency of funds to pay all of the obligations assumed, as well as the adjustments needed to ensure that its actions comply with its obligations under its concession contract. The veedor’s oversight was extended by ENRE Resolution 246/2012, 337/2012, and 34/2013; ENRE Provision 25/2013, Resolution 243/2013; and ENRE Provision 2/2014. The appointment of the veedor does not imply the loss of control by Enersis of Edesur. Edesur considers that this appointment and its justification are inappropriate and therefore it has brought legal proceedings against the ENRE each time the period has been extended.

36.  PERSONNEL FIGURES

Enersis personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2013, December 31, 2012, and January 1, 2012:

Country	12-31-2013
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the period
Chile	100	2,008	304	2,412	2,404
Argentina	39	2,860	1,054	3,953	3,688
Brazil	32	2,385	255	2,672	2,692
Peru	19	769	150	938	937
Colombia	26	1,542	31	1,599	1,580
Total	216	9,564	1,794	11,574	11,301

Country	12-31-2012
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the period(*)
Chile	83	1,953	297	2,333	2,322
Argentina	40	2,427	982	3,449	3,362
Brazil	34	2,368	260	2,662	2,741
Peru	20	691	159	870	841
Colombia	27	1,461	33	1,521	1,517
Total	204	8,900	1,731	10,835	10,783

Country	01-01-2012
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the period (*)
Chile	88	1,859	321	2,268	2,394
Argentina	43	2,401	883	3,327	3,242
Brazil	40	2,414	310	2,764	2,780
Peru	20	624	153	797	854
Colombia	27	1,422	34	1,483	1,526
Total	218	8,720	1,701	10,639	10,796

(*)Includes average staff at Cam and Synapsis up to the time those companies were sold. See Note 12.

37. SANCTIONS

The following companies belonging to the Group have received sanctions from the administrative authorities:

a)	Subsidiaries

1.- Endesa Chile

–

During the 2011 fiscal year, the Company was fined 1,380 UTA (Annual Tax Units), equivalent to ThCh$675,184 by the Superintendency of Electricity and Fuels (SEF) for the blackout that occurred on March 14, 2010. Endesa Chile filed an appeal against the measure with the Santiago Court of Appeals, which rejected the appeal on January 18, 2013 and upheld the fine. Endesa Chile then filed an appeal against this ruling with the Supreme Court who, on November 20, 2013, rejected the second appeal and once again upheld the fine, but reduced its amount to 1,246 UTA, equivalent to ThCh$609,623.

Closed.

–

In the 2012 fiscal year, the Company was issued a fine, plus interest, totaling ThCh$13,151 by the Chilean Tax Service (SII) for the excessive use of tax credits for the 2010 tax year. The amount was paid on March 28, 2013.

Closed.

-

During the 2012 fiscal year, the Company was fined 1,200 UTA (Annual Taxation Units), the equivalent of ThCh$587,117 by the Electricity and Fuels Superintendency (SEF) for the blackout that occurred on September 24, 2011. Endesa Chile filed a request for reconsideration with the SEF, which was denied in Exempt Resolution 703 of March 25, 2013, which also upheld the fine. The Company later filed an appeal challenging the ruling with the Santiago Court of Appeals, which has not yet viewed the appeal.

-

In January 2013, Endesa Chile was notified of SEF Exempt Resolution 2496 fining the Company 10 UTA for violating Article 123 of Decree Law (DFL) 4/20,018 of 2006 due to its failure to report to the SEF the commissioning of its electricity facilities by the deadline provided for in that law. To clear the charges, Endesa Chile paid the fine in full.

Closed.

-

In the first quarter of 2013, Endesa Chile was notified of three resolutions issued by the Health SEREMI (Regional Ministerial Office) of the Maule Region, Resolutions 1057, 085, and 970, which ruled on health summary proceedings RIT Nos. 355/2011, 354/2011, and 256/2011, respectively, imposing a 20 UTM fine for each of the proceedings. The fines were imposed for the following violations: Resolution 1057 penalizes a health violation of Decree 594 of 1999, Regulations on Basic Health and Environmental Conditions in the Workplace, specifically, at the Cipreses Plant facilities; this fine has been paid in full. Resolution 085 penalizes a violation of Executive Decree 90/2011, which requires a statement of the emissions made in 2009 and 2010 by a 20.8-kW-capacity Siemens-Schukertwerke A6 power generator located at the Bocatoma Maule Isla facility. This resolution is currently being challenged. Resolution 970 penalizes a violation of Executive Decree 90/2011, which requires a statement of the emissions made in 2009 and 2010 by a 34 kW Conex generator located at the Bocatoma Maule Isla facility. This resolution is currently being challenged. Total 60 UTM, equivalent to ThCh$2,446.

-

Endesa received notification in September 2013 of ORD No. 603 issued by the Superintendency of the Environment (SMA) initiating sanction proceedings and filing charges against Endesa as Holder of the Expansion Project for Unit Two of the Bocamina Plant for a number of violations against environmental regulations and the RCA environmental regulation instrument. The sanction proceedings are the result of inspections conducted by SMA personnel on February 13 and 14 and on March 19, 26, and 27, 2013, at the Bocamina thermoelectric facilities. The inspections found a number of violations of Exempt Resolution 206 of August 2, 2007 (RCA 206/2007), which was clarified by Exempt Resolutions 229 of August 21, 2007 (RCA 229/2007) and 285 of October 8, 2007 (RCA 285/2007) giving environmental approval to this expansion project. The infractions consist primarily of (i) not having a discharge channel for the cooling system that extends 30 meters into the ocean from the edge of the beach; (ii) not having the Bocamina I Desulfurization unit in operation; (iii) not submitting the information requested by the Superintendency’s official on past records of on-line emissions reports (CEM reports) since the startup of operations until the present time; (iv) exceeding the CO limit for Bocamina I set in the RCA for Bocamina II in January 2013; (v) the defects and gaps between panels in the Bocamina I permiter acoustic enclosure; (vi) noise emissions that exceed regulatory limits; and (vii) not having technological barriers that prevent biomass from pouring into the plant’s intake.

-

Endesa, within the time frame allotted, submitted a compliance schedule that was rejected. On November 27, 2013, the SMA reformulated the charges filed, adding two new charges (failure to comply with RCA 206/2007, considered a grave violation, and failure to comply with the information requirement issued in Ord. UIPS 603, which files charges, also considered a grave violation).

Resolution of this sanction process is pending at this time.

2.- Pehuenche

-

On October 6, 2011, the Securities and Insurance Superintendency (SVS) issued Exempt Resolution 545 fining the Pehuenche Directors that were involved in approving the Energy and Capacity agreement signed between the company and its parent Empresa Nacional de Electricidad S.A. (Endesa) on November 19, 2007.

The following fines were applied:

i)   The Directors who were not members of the Directors’ Committee were fined for not having verified, according to the SVS resolution, that the Energy and Capacity sales agreement signed between Empresa Eléctrica Pehuenche S.A. and its parent Endesa on November 19, 2007 was signed under fair conditions normally prevailing on the market, and for having approved the Minutes of the Board Meeting stating that the Directors’ Committee Report had been read, when actually only the Minutes of that meeting had been read. Each Director received a fine of 300 UF (approximately ThCh$6,993).

ii)   Directors who were members of the company’s Directors’ Committee at the time the aforementioned agreement was signed were fined for not having prepared, according to the SVS resolution, the Report required under the regulation. Each Director received a fine of 400 UF (approximately ThCh$9,324).

The Directors have filed an appeal with the competent civil court after depositing 25% of the total amount of the fine with the General Treasury of the Republic. Therefore, the allegations and the fines are being studied by the ordinary courts of law, which have been informed of the Directors’ appeal and request for absolution in a summary proceeding.

On August 22, 2012, Endesa, as the first party, and Inversiones Tricahue and other minority shareholders as the second party, entered into a transactional agreement by which the minority shareholders withdrew all of their arbitrational, administrative, and criminal actions filed against Endesa and Pehuenche and their Directors on November 19, 2007. In return, Endesa agreed to rescind the November 19, 2007 capacity and energy agreement and to execute a new one under the same conditions, but with a price at marginal cost. The new agreement would be in effect from the date of its signing until December 31, 2021. Both parties also agreed to vote at the Pehuenche Extraordinary Shareholders’ Meeting to approve the rescinding of the former and the execution of the new agreement. Endesa agreed to pay Pehuenche the resulting price difference between the November 19, 2007 agreement price, which was in effect from January 1, 2008 to July 31, 2012, and the price difference between that paid from August 1, 2012, until the signing date of the new energy and capacity agreement, in accordance with the calculation methods and conditions set forth in the new agreement. On October 4, 2012, the Pehuenche Extraordinary Shareholders’ Meeting unanimously voted to rescind the former and execute a new agreement. On October 19, the Pehuenche Board of Directors voted to pay an interim dividend for the amount of the price differences it would receive from Endesa, which would take place on November 5, 2012. Nevertheless, the Directors had to pay the fine imposed by the SVS. The respective insurance policy covered these fines, and the sanctions were declared and paid into the Treasury.

-

During the 2011 fiscal year, the Company was fined 602 UTA (Annual Tax Units), or approximately ThCh$294,537 by the Electricity and Fuels Superintendency (SEF) for the blackout that occurred on March 14, 2010. Pehuenche filed an appeal against the measure with the Santiago Court of Appeals, which rejected the appeal on January 18, 2013 and upheld the fine. Pehuenche filed an appeal against this ruling with the Supreme Court, which, on November 20, 2013, rejected the appeal and upheld the fine but reducing the amount to 421 UTA, equivalent to ThCh$205,890.

Closed.

-

On October 2, 2013, the Securities and Insurance Superintendency (SVS) fined Empresa Eléctrica Pehuenche S.A. and its CEO for alleged violations of Article 54 of Law 18,046 “over the right of all shareholders to examine the annual report, balance sheet, inventory, minutes, ledgers, and external auditors’ reports during the 15 days prior to a company’s ordinary shareholders’ meeting.” It resolved the following:

To impose on Empresa Eléctrica Pehuenche S.A. and its General Manager, Lucio Castro Márqez, a fine of 150 UF each for violation of Article 54 of Law 18,046 and Article 61 of the Regulations on Corporations in effect at the time the events penalized occurred.

It was noted that the action contained in Article 30 of Decree Law 3,538 may be filed against the fine assessed or the amount of the fine with a civil court judge within 10 days of notification of the Resolution. Prior to that, the motion for reconsideration contained in Article 45 of that Decree Law may be filed. The motion must be filed with the Superintendency within five days of notification of the Resolution.

The fine was applied as a result of a claim made by Tricahue Inversiones S.A.’s against Empresa Eléctrica Pehuenche S.A. based on the fact that, on April 24, 2012, the Tricahue S.A. General Manager went to Pehuenche’s offices to examine the Minutes book of the company’s Board of Directors and stated that he was first required to sign a statement of confidentiality and indemnity in Pehuenche’s favor, which he considered illegal and arbitrary.

On August 24, 2012, Tricahue Inversiones S.A. withdrew its complaint filed against Empresa Eléctrica Pehuenche S.A.

The Company and its General Manager, respectively, decided to exercise the action provided for under Article 30 of Decree Law 3,538, within the conditions and time frame required, to file a claim against the SVS resolution with the ordinary courts of law to have the resolution revoked.

3.- Chilectra S.A.

-

During the period January 1 to December 31, 2013, Chilectra S.A. received seven fines totaling ThChCh$227,507 from the Superintendency of Electricity and Fuels (SEF) for different violations in connection with power supply and facilities. For the period ended December 31, 2012, Chilectra received 19 fines totaling ThCh$1,050,663 from the Superintendency of Electricity and Fuels for different violations in connection with power supply and facilities. In addition, Chilectra S.A. was fined ThCh$3,969 by the Metropolitan Region Health SEREMI for failure to comply with a regulation on the storage of materials.

4.- Edesur S.A.

-

During the 2011 fiscal year, the Edesur S.A. received 182 fines from the Energy Regulatory Body ((Ente Regulador de Energía, ENRE) totaling Th$83,526 argentine pesos (approximately ThCh$6,719,610) for failure to comply with technical and commercial quality regulations

-	For the period ended Decmber 31, 2012, the Company received 819 fines totaling Th$13,591 Argentine pesos (approximately ThCh$1,093,387) for the same violations as indicated above.

-

For the period ended June 30, 2013, Edesur S.A. received 150 fines from the Energy Regulatory Body (ENRE) totaling Th$23,640 argentine pesos (approximately ThCh$1,901,822) for failure to comply with regulations on technical and commercial quality and on road and highway safety.

-

From July 1, 2013 to September 30, 2013, Edesur S.A. received 111 fines from the Energy Regulatory Body (ENRE) amounting to Th$28,270 argentine pesos (approximately ThCh$2,274,302) for failure to comply with technical and commercial quality regulations, and for the amount of Th$1,536 argentine pesos (approximately ThCh$123,570) for failure to comply with road and highway safety regulations.

-

From October 1 to December 31, 2013, Edesur S.A. received eight fines from the Energy Regulatory Body (ENRE) amounting to $2,766,029 argentine pesos (approximately ThCh$222,525) for failure to comply with technical and commercial quality regulations, and for an amount of $4,973,300 argentine pesos (approximately ThCh$400,099) for failure to comply with road and highway safety regulations.

5.- Hidroeléctrica El Chocón S.A.

-

For the year ended December 31, 2012, Hidroeléctrica El Chocón (HECSA) was fined Th$3,069 Argentine pesos (approximately ThCh$246,899) by the Jurisdictional Authority of the Limay, Neuquén, and Negro River Basins (Autoridad Jurisdiccional de las Cuencas de los Ríos Limay, Neuquén Negro, AIC) for failure to comply with certain obligations contained in the Concession Agreement. The company has filed the respective appeal, so the ruling is not yet final.

-	The above agency also imposed a fine of Th$43 argentine pesos (approximately ThCh$3,459) on HECSA for violation of a duty to report.

-	Finally, the Energy Regulatory Body (ENRE) imposed a fine of Th$20 argentine pesos (approximately ThCh$1,609) on the company. HECSA has filed an appeal.

6.- Endesa Costanera S.A.

-

During the 2012 fiscal year and until June 30, 2013, the company was issued two fines for a total amount of Th$47,949 argentine pesos (approximately ThCh$3,857,464) by the General Customs Authority (Dirección General de Aduanas). Possible liability on the part of Mitsubishi is being assessed, in which case that amount could be claimed from this supplier. The ENRE also imposed two fines totaling Th$51 argentine pesos (approximately ThCh$4,103). The company has filed a protest.

7.- Central Dock Sud S.A.

-

As a generating company on the Argentine wholesale electricity market (MEM), the company was fined Th$794.11 argentine pesos (approximately ThCh$63,886) in 2013 by the ENRE for the period from January to June 2012 for failure to comply with Appendix 24 of The Procedures (Resolution ex-S.E. 61/92 and its amendments and additions) due to unavailability of Data Links on the Real-time Operating System (SOTR, its acronym in Spanish).

8.- Ampla Energía S.A.

-

For the period ended December 31, 2012, the company received one fine for Th$2,863 Brazilian reals (approximately ThCh$641,150) from the National Electrical Energy Agency (Agencia Nacional de Energía Eléctrica, ANEEL) for power consumption metering. In 2011, it received three fines totaling Th$7,079 Brazilian reals (approximately ThCh$1,585,296) for violation of telemarketing and energy sale tariff indicators. For the period ended December 31, 2012, Ampla was also fined Th$7,478 Brazilian reals (approximately ThCh$1,674,649) by the Federal Revenue Office (Secretaria de Receita Federal) for failure to meet tax obligations. The company has filed the respective appeals.

-

The company received seven fines in 2013 totaling $29,810,687 Brazilian reals (approximately ThCh$6,675,979) from the National Electrical Energy Agency (ANEEL) due to problems with technical quality, erroneous evidence presented in inspections, and for other reasons. The company appealed, and four fines are still awaiting final rulings. The other fines were either revoked or paid, for a total of $143,601 Brazilian reals. Only two fines were received in 2012 totaling $3,557,786 Brazilian reals (approximately ThCh$796,743), for which we have paid $2,112,600 Brazilian reals.

-

In 2013, the company received 19 fines totaling $120,204 Brazilian reals* (approximately ThCh$26,919) from the environmental agencies (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, ICM-Bio - Instituto Chico Mendes de Conservação da Biodiversidade, INEA – Instituto Estadual de Ambiente and others) for unauthorized removal of vegetation, the death of animals through contact with our energy network, and construction in prohibited areas or without permission. The company filed appeals against almost all of the fines assessed, but no ruling has yet been given. Ampla has paid $66,310 Brazilian reals in fines. (* Clarification: The amount of some of the fines has not yet been determined; the amounts will be set after Ampla submits certain data.) The company had received 14 fines in 2012 for a total of $76,426 Brazilian reals (approximately ThCh$17,115).

-

In 2013, the company received four fines totaling $24,234 Brazilian reals (approximately ThCh$5,427) from the Consumer Defense and Protection Agency (PROCON/RJ) due to problems in reimbursing improper charges and other irregularities. The company has filed appeals against all of the fines, and rulings are pending. Ampla had received three fines in 2012 for a total of $20,840 Brazilian reals (approximately ThCh$4,667); rulings on the appeals filed against these sanctions are also pending.

-

The company received one fine in 2013 from the employee defense agencies (SRTE) due to problems with formalities. The company filed an appeal, and the ruling is pending. The labor agencies have not specified the amount of the fine, which it does only after analyzing the appeal. Ampla had received five fines in 2012, for which rulings are also pending after appeals filed by the company.

9.- Coelce

-	The Company received three fines in 2011 totaling Th$1,397 Brazilian reals (approximately ThCh$312,849) from the National Electrical Energy Agency (ANEEL) for the same reasons it was fined in 2012.

-

For the period ended December 31, 2012, the company received two fines totaling Th$689 Brazilian reals (approximately ThCh$154,297) from the National Electrical Energy Agency (ANEEL) for failure to comply with technical regulations.

-

In 2013, the company received 32 fines totaling $34,877,282 Brazilian reals (approximately ThCh$7,810,540) from the National Electrical Energy Agency (ANEEL) or its local representative (ARCE) for accidents with third parties (there were seven), problems with technical quality, erroneous evidence submitted in inspections, irregularities with the Coelce Plus project, and other reasons. The company has filed appeals, and final decisions are pending on 26 sanctions. The other fines were either revoked or paid, for a total of $395,125 Brazilian reals. Coelce had received 24 fines totaling $53,810,352 in 2012 (approximately ThCh$12,050,478), for which we have paid $707,423 Brazilian reals; we are awaiting the final decision on 16 of the sanctions.

-

The company was not fined by the environmental agencies in 2012 and 2013 (IBAMA, the Brazilian Institute for the Environment and Renewable Resources, and ICMBio, the Chico Mendes Institute for Conservation of Biodiversity).

-

Coelce received four fines in 2013 totaling $21,837 Brazilian reals (approximately ThCh$4,890) from the Consumer Defense and Protection Agency (PROCON/CE) for alleged violations of consumer rights. The company filed appeals against the fines, and one has yet to be resolved. The other appeals were rejected, and Coelce paid $15,901 Brazilian reals in fines. Two fines for a total of $12,953 Brazilian reals were received in 2012, which we have paid.

-

The company received two fines in 2013 from the employee defense agencies (SRTE) due to problems with formalities. The appeal filed by the company was unsuccessful, and we paid the amount of $9,694 reals. The company was not fined by these agencies in 2012.

10.-Cien

-

The company received one fine in 2013 for $32,136 Brazilian reals (approximately ThCh$7,197) from the National Electrical Energy Agency (ANEEL) for a formality (a failure to submit documentation). The company appealed, and the decision is pending. The company was not fined by this agency in 2012.

-	In 2012 and 2013, Cien was not fined for other matters (environmental, consumer, or labor).

-	The company and its Board of Directors have not been subject to other sanctions from the SVS or from other administrative authorities.

11.- Edelnor S.A.A.

-

In 2012, Edelnor S.A.A. was fined by the Peruvian Tax Administration (SUNAT) for income tax assessments on the years 2007 and 2008. The restated value of the fines at December 31, 2013 was S/18,318,568 (approximately ThCh$3,438,320). The appeals filed are pending resolution by the Tax Court.

-

In the 2012 fiscal year, the OSINERGMIN (the Supervisory Agency for Investments in Energy and Mining) imposed 19 fines on Edelnor S.A.A. for S/463,645.77 (approximately ThCh$87,024) for failure to comply with technical and commercial quality standards. In 2011, it imposed 47 fines for a total of S/717,000 (approximately ThCh$134,578).

-	In February 2013, Edelnor S.A.A. paid a fine of S/1,861.63 (approximately ThCh$349) to the SUNAT for failure to pay IGV (Peru’s value added tax) withholdings on time.

-

During the 2013 fiscal year, the OSINERGMIN imposed 23 fines totaling S/2,544,177.91 (approximately ThCh$477,532) on Edelnor S.A.A. for alleged failure to comply with technical and commercial standards.

-

In October 2013, Edelnor S.A.A. was fined by the SUNAT for issues with the determination of its 2009 income tax. The amount of the fines, restated at December 31, 2013, were S/9,995,290 (approximately ThCh$1,876,075). Edelnor S.A.A. protested the fines, and the case is pending resolution.

12.- Edegel S.A.A.

-

In April 2011, Edegel S.A.A. was fined by the SUNAT (the Peruvian Tax Administration) for issues with the determination of its 2006 income tax. The amount of the fines, restated at December 31, 2013, was S/.9,502,978 (approximately ThCh$1,783,670). The company has filed an appeal, which is pending resolution by the Tax Court.

-

In February 2012, the SUNAT ordered Edegel S.A.A. to pay S/.38,433,190.24 (ThCh$7,213,752) for omitted taxes plus interest and penalties in connection with an audit of its 1999 income tax that began in January of 2006. Edegel S.A.A. paid the penalty imposed by the SUNAT and filed an administrative claim disputing the assessment; a decision on the claim is pending.

-

In August 2012, Edegel S.A.A. received a fine for a total of S/18,250 (5 Tax Units, UIT, or approximately ThCh$3,425) from the Agency for the Supervision of Investment in Energy and Mining (OSINERGMIN) for the following violations: (i) CCIT violations: incorrectly calculating indicators and the compensation amount for voltage quality in the first half of 2011; (ii) not having met the deadline for submitting information on product quality for the same period; and (iii) having submitted empty RDI and RIN extension files.

-

In April 2013, Edegel S.A.A. received the following fines by the OSINERGMIN (the Supervisory Agency for Investments in Energy and Mines: (i) S/7,604.57 (approximately ThCh$1,427) for failure to perform maintenance in a timely fashion on its thermal generation units for the last quarter of 2008; (ii) S/200,941.48 (approximately ThCh$37,716) for failure to perform maintenance in a timely fashion on its hydraulic generation units for the last quarter of 2008; (iii) S/40,700 (approximately ThCh$7,639) (11 Tax Units, UIT) for failure to submit technical justification in a timely fashion for the second quarter of 2008; and (iv) S/106,073.17 (approximately ThCh$19,909) for failure to have its generation unit available after having been notified that it was required by the SEIN for the fourth quarter of 2008. Edegel S.A.A. has not protested fines (i) and (iv), and it will pay them to take advantage of early payment benefits. It has, however, appealed sanctions (ii) and (iii), and a ruling by OSINERGMIN is pending.

-

In May 2013, Edegel S.A.A. was fined by the SUNAT for issues with the determination of its 2007 tax payments. The amount of the fine, restated at December 31, 2013, was S/8,751,959 (approximately ThCh$1,642,707). An appeal filed with the Tax Court is pending.

-

In June 2013, Edegel S.A.A. was notified by Electroperú S.A. of a penalty applied under contract no. 132991, “Additional Generation Capacity Service through Conversion of Equipment to the Dual Generation System.” The penalty, amounting to S/481,104.53 (approximately ThCh$90,301), was applied for breach of the conditions for executing the service offered under that contract.

-

In July 2013, Edegel S.A.A. was fined S/453.86 (approximately ThCh$85) by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for failure to perform maintenance on its hydraulic generation units in a timely fashion as required under number 6, “Procedure for Overseeing Availability and the Operating Conditions of SEIN Generating Units.” As the company paid the fine prior to the 15-day deadline, the fine was reduced to S/340.40 (approximately ThCh$64).

-

In July 2013, Edegel S.A.A. was fined S/4,070 (approximately ThCh$764) by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for failure to submit the pertinent technical justification in a timely fashion as required under number 6 of the “Procedures for Overseeing Availability and the Operating Conditions of SEIN Generating Units.” As the company paid the fine prior to the 15-day deadline, the fine was reduced to S/3,052.50 (approximately ThCh$573).

-

In November 2013, Edegel S.A.A. was fined S/37,000 (approximately ThCh$6,945 or 10 Tax Units – UIT) by the Callahuanca District Municipality (MDC) in Municipal Resolution 060-2013. The MDC imposed the sanction for failure to submit the technical inspection report on multidisciplinary civil defense safety as required under Law 29664 and its regulations.

-

In November 2013, Edegel S.A.A. was fined by the SUNAT for issues with the determination of its 2008 tax payments. The amount of the fine, restated at December 31, 2013, was S/1,573,170 (approximately ThCh$295,278). The appeal filed is pending resolution by the SUNAT.

-

In December 2013, Scotiabank Perú S.A.A., which whom Edegel S.A.A. has signed a lease agreement for the Santa Rosa Project, was fined by the SUNAT for duties allegedly unpaid in an import operation. The amount of the fine, restated at December 31, 2013, was S/12,701,508 (approximately ThCh$2,384). Scotiabank Perú S.A.A. will file the respective appeal in January 2014.

13.- Empresa Eléctrica de Piura S.A.

-

In January 2008, Empresa Eléctrica de Piura S.A. was fined S/185,000 (approximately ThCh$34,724 or 50 Tax Units – UIT) by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for failure to comply with the provisions of the Regulations for Environmental Protection in Hydrocarbon Activities approved in Supreme Decree 046-93-EM. The fine was paid in May 2013.

-

In October 2011, Empresa Eléctrica de Piura S.A. was fined by the SUNAT for issues with the determination of its 2008 income tax. The amount of the fine, restated at December 31, 2013, was S/30,231 (approximately ThCh$5,674). The appeal filed is pending resolution by the Tax Court.

-

In September 2012, Empresa Eléctrica de Piura S.A. was fined by the SUNAT for issues with the determination of its 2008 income tax for parities not domiciled in Peru. The amount of the fine, restated at December 31, 2013, was S/239,015 (approximately thCh$44,862). The appeal filed is pending resolution by the Tax Court.

-

In November 2012, Empresa Eléctrica de Piura S.A. was fined S/13,140 (approximately ThCh$2,466 or 3.60 Tax Units – UIT) by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for the following infractions: (i) failure to comply with the requirements of Article 49 of the Regulations for Sales of Liquid Fuels and other Hydrocarbon Products (approved in Supreme Decree 045-2011-EM) and Article 59 of the Regulations for Safe Hydrocarbon Storage (approved in Supreme Decree 052-93-EM), and (ii) presenting false information in Sworn Statement 967-19681-20111018-102524-74 regarding questions 2.1 and 2.10 of the questionnaire applicable to direct consumers of liquid fuels. The fine was paid.

-	In February 2013, Empresa Eléctrica de Piura S.A. was fined S/7,005 (approximately ThCh$1,315) relating to regulatory payments for the years 2004 and 2005. The fine was paid.

-

In August 2013, Empresa Eléctrica de Piura S.A. was fined S/15,873 (approximately ThCh$2,979 or 5.72 Tax Units – UIT) by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for the following violations of the Procedure for Overseeing Technical Quality Standards for Electrical Services and its Base Methodology (“NTCSE”): (i) having violated the CMRT indicator regarding compliance with measurements required under the NTCSE based on voltage measurements reported for the second half of 2011; and (ii) having violated the CCII indicator regarding correctly calculating indicators and compensation amounts from service interruptions in the second half of 2011. The fine was paid in September 2013.

-

In August 2013, Empresa Eléctrica de Piura S.A. was notified by the Ministry of Energy and Mines of a penalty of S/691,500 (approximately ThCh$129,792) imposed under the “Talara Plant Cold Reserve Contract (CT Malacas3)” due to delays in the commercial startup of the Talara Cold Reserve Generation Plant.

-

In September 2013, Empresa Eléctrica de Piura S.A. learned of Resolution No. 1 issued by Coactive Executor OSINERGMIN applying a penalty of 42.17 UIT, equivalent to S/156,029 (approximately ThCh$29,286) for failure to hold average stocks of LPG during the months of January, February, March, April, May, and June 2004. On October 21, the Coactive Executor suspended the Coactive Execution proceedings for collection on the fine.

-

On September 24, 2013, Empresa Eléctrica de Piura S.A. was fined S/3,700 (approximately ThCh$694 or 1 Tax Unit – UIT) by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) because EDAGSF was not declared in the Extranet System in F08 format, violating the Procedure for Overseeing Implementation and Operation of the Systems for Automatic Rejection of Generation Loads. As the fine was paid within fifteen (15) days of notification, it was reduced by 25% to S/2,775 (approximately ThCh$521).

14.- Chinango S.A.C.

-

In October 2010, Chinango was fined by the District Municipality of San Ramón regarding the Alcabala tax imposed on the transfer of certain assets in the Simple Reorganization that took place between Edegel S.A.A. and Chinango S.A.C. and which went into effect on May 31, 2009. The amount of the fine, restated at December 31, 2013, was S/1,643,868 (approximately ThCh$308,547). The appeal filed is pending resolution.

-

In May 2012, Chinango S.A.C. received a fine totaling S/40,150 (approximately ThCh$7,536 or 11 Taxation Units, UIT) from the Supervisory Agency for Investments in Energy and Mining (OSINERGMIN) for the following violations: (i) failure to meet the deadline for submitting information on product quality in NTCSE source files; and (ii) having submitted RIN and CI1 files with errors (incorrect information) in accordance with the Electricity Concessions Law. The fine was paid.

-

In August 2012, Chinango S.A.C. received a fine totaling S/18,250 (approximately ThCh$3,425 or five Taxation Units, UIT) from the Supervisory Agency for Investments in Energy and Mining (OSINERGMIN) for the following violations: (i) CCIT indicator violations; (ii) failure to submit information in a timely fashion; and (iii) having submitted two empty RIN and RD files. The fine was paid.

-

In August 2012, Chinango S.A.C. received a fine totaling S/29,200 (approximately ThCh$5,481 or eight Taxation Units, UIT) from the Appeals and Sanctions Court of the Agency for the Supervision of Investment in Energy and Mining (OSINERGMIN) when it ruled as groundless the appeal filed by Chinango S.A.C. against Executive Management Resolution No. 014801 penalizing the failure to comply with the “Procedure for Overseeing the Technical Quality Standard for Electricity Services and its Base Methodology” (NTCSE) in the first half of 2010 and confirmed the Resolution in all of its details. The fine was paid.

-

In January 2013, Chinango S.A.C. received a fine totaling S/367,915 (approximately ThCh$69,056) from the SUNAT for issues with the determination of its 2010 income tax. The company challenged the measure despite paying a reduced fine in February 2013. The appeal filed is pending resolution by the Tax Court.

-

In June 2013, Chinango S.A.C. was notified through Coactive Execution Resolution 0398-2012 of a fine of S/3,800 (approximately ThCh$713) imposed by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for the following infractions: (i) failure to comply with the CCII indicator in the first half of 2010 as required under paragraph A of number 5.2.2 of the “Procedure for Overseeing the Technical Quality Standard for Electrical Services and its Base Methodology”; (ii) failure to comply with the CPCI indicator in the first half of 2010 as required under paragraph C) of number 5.2.2 of the “Procedure for Overseeing the Technical Quality Standard for Electrical Services and its Base Methodology”; and (iii) submitting empty service interruption reports (RIN and RDI files) for the first half of 2010 despite the interruptions affecting its customers, as required under Article 31 of the Electricity Concession Law.

-

In September 2013, Chinango S.A.C. was notified through Managerial Electrical Oversight Resolution No. 19693 issued by the Supervisory Agency for Investments in Energy and Mining (OSINERGMIN) of a fine of S/1,850 (approximately ThCh$347 or 0.50 Tax Units – UIT) for: (i) failure to submit voltage quality information in a timely fashion in the first half of 2012. As the fine was paid within fifteen (15) days of notification, it was reduced by 25%.

15.- Emgesa

-

In Resolution 110 of August 2012, the Colombian Institute of Anthropology and History—ICANH—imposed a fine of approximately US$55,000 (approximately ThCh$28,854) on the company for not complying with standards and established procedures in cases of archaeological findings, as occurred between April 3 and April 6, 2011 in the area of the El Quimbo Hydroelectric Project. Emgesa filed an appeal against the resolution, but ICANH confirmed the fine in Resolution 149 of October 22, 2012.

16.- Codensa

-

During 2011, the Superintendency of Public Household Services imposed the following fines on Codensa: 1) In Resolution 20112400025515 of September 5, 2011, it fined the company CP41,200,000 Colombian pesos (approximately ThCh$11,217) for erroneously cutting off electricity for failure to make installment payments for use of financial services, interest payment Codensa Hogar; 2) in Resolution 20112400029265 of October 18, 2011, it fined the company CP26,780,000 Colombian pesos (approximately ThCh$7,291) for erroneously cutting off the client’s electricity after the financial service had been paid in the financial company’s offices.

-

In 2012, the Superintendency of Public Household Services imposed the following fines on Codensa: 1) In Resolution 20122400001045 of January 30, 2012, a fine for CP21,424,000 Colombian pesos (approximately ThCh$5,833) for violating the tariff system by erroneously calculating the unit cost for the periods November-December 2009 and January-February 2010 due to an error in the information on ownership of the asset; 2) in Resolution 20122400022555 of July 17, 2012, the Superintendency imposed a fine of CP45,336,000 Colombian pesos (approximately ThCh$12,343) on Codensa for failure to comply with number 6.2.3 of the Appendix to CREG General Resolution 070, amended by CREG Resolution 096 of 2000.

-

In April 2013, Codensa paid a penalty of CP32,207,414 Colombian pesos (approximately ThCh$8,769) applied by the Industry and Commerce Superintendency in accordance with Resolution 1792 of January 26, 2011 for violation of the personal data protection regulations contained in Law 1266 of 2008.

-

In 2013, as a result of a claim filed by the company Tubotec S.A.S., the Superintendency of Public Household Services applied a penalty of CP167,743,200 Colombian pesos (approximately ThCh$45,671) on Codensa for failure to comply with capacity quality indicators.

-

In November 2013, Codensa paid a fine of CP22,668,000 Colombian pesos (approximately ThCh$6,172) imposed by the Consumer Protection Investigation Bureau of the Industry and Commerce Superintendency in accordance with Resolution 57393 of September 30, 2013. The penalty was due to an error made by the company’s invoicing service for having erroneously collected on a loan from a claimant who reported the mistake on several occasions.

b)	Joint ventures

1.-Transquillota

-

During the 2012 fiscal year, the company Transquillota, in which Endesa Chile and Colbún each hold a 50% stake, was audited by the Chilean tax service (SII) under an expense verification program, as the SII considers that certain entries such as depreciation of fixed assets were not properly handled. An administrative reconsideration for the Supervisory Review (RAF) was submitted explaining the differences. The SII accepted the company’s explanations and reduced the interest and fines payable to ThCh$19,208, which the company paid on March 27, 2013. Endesa paid only 50% of the amount, or Thch$9,604.

Closed.

The Company and its Board of Directors have not received other fines from the SVS nor from other administrative authorities.

38. SUBSEQUENT EVENTS

ENERSIS

- On January 14, the members of the Enersis S.A. Board of Directors unanimously voted to submit a voluntary public offer to the shareholders of its subsidiary Companhia Energética do Ceará (Coelce), domiciled in the Federative Republic of Brazil, to purchase the shares of that company.

Coelce is already a subsidiary of Enersis S.A., controlled and consolidated through the company Endesa Brazil S.A. which at this time owns 58.87% of the shares issued by Coelce; 91.66% are common shares, and 6.26% are Class A preferred shares.

Enersis S.A. (the “Offerer), with the assistance of Banco Itaú BBA S.A. (Itaú BBA) as intermediary, will publish when appropriate the prospectus (Edital) of the public offer to purchase all of the shares of all of the series issued by Coelce (ordinary, Class A preferred, and Class B preferred) that are in circulation on the market at a price of R$49 Brazilian reals. This price will be payable at sight on February 20, 2014 in the legal tender of Brazil, in accordance with the rules established in Brazilian legislation and regulations, and the public offer will be governed by the stipulations in the Instrução CVM No. 361/2002. The price represents a premium of 20.1% over the average price, weighted by volume, of the Class A preferred shares over the previous 30 stock trading days (until January 13, 2014, inclusive).

If, during the execution of this public offer, all of Coelce’s shareholders sold their shares to Enersis S.A., the company would have to disburse approximately Ch$340,212 million Chilean pesos, equivalent to US$645 million, at an exchange rate of 527.53 pesos per dollar.

This transaction, as a purchase of a stake that is already controlled by the company, does not affect the Income Statement for Enersis and will not change the values of Coelce’s assets and liabilities recorded on the Enersis consolidated balance sheet at the time of the transaction. Any difference arising between the values recorded by Coelce and the value that Enersis will disburse in the acquisition will be recorded in Equity (other reserves) at the time that the transaction is completed. From that time on, the effects of the larger stake will be reflected in the Offerer’s Income Statement.

The deadline for accepting the public offer will be 33 consecutive days as of the publication of the prospectus (Edital) in the Brazilian media. The publication will take place on January 16, 2014, and the auction from the public offer must be held at 4:00 p.m. (Brazilian time) on February 17, 2014. The other terms and conditions of the public offer will be disclosed in the offer’s Edital, which will be published in a timely manner.

Other reports available to interested parties are the assessment report on Coelce (Laudo de Avaliação) prepared by PricewaterhouseCoopers Corporate Finance & Recovery Ltda. de Brasil, together with the Edital of the public offer, the Oferta Pública Voluntária para Aquisição de Ações Ordinárias, Ações Preferenciais A e Ações Preferenciais B em Circulação de Emissão da Companhia. These reports will be available starting on January 14, 2014 at the headquarters of Enersis S.A., Coelce, the Banco Itaú BBA, the BM/FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros - and of the CVM, as well as on the following web sites: www.enersis.cl; www.coelce.com.br/ri.htm (click on “OPA Enersis”); http://www.itaubba.com.br/portugues/atividades/prospectos-to-iubb.asp, www.cvm.gov.br, and www.bmfbovespa.com.br. The list of Coelce’s shareholders will also be available at the headquarters of the entities mentioned above.

This operation is part of the process for the use of the almost US$2.4 billion in cash obtained in the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2012 and was satisfactorily completed with the subscription of all of the shares available in March 2013.

ENDESA CHILE

- On January 29, 2014, the company reported as an essential fact that the Environmental Superintendency, in Exempt Resolution 39 of January 28, 2014, ordered Empresa Nacional de Electricidad S.A., among other provisional measures indicated in that resolution, to shut down, totally and temporarily, the Bocamina Plant Unit One project for 15 consecutive days. This provisional measure could be renewed or lifted before the completion of the 15 days should new information so warrant, as authorized by the Third Environmental Court on that date and as stipulated in Letter c) of Article 48 of the Organic Law of the Environmental Superintendency.

The financial effects of the shutdown of the Bocamina I Thermal Plant will depend on how long the measure is in effect. The extent of the effects is currently being assessed by the company.

On January 31, 2014, the company reported the following essential fact:

Regarding the essential fact reported on December 17, 2013, in which, in addition to reporting the shutdown of the Bocamina II Thermal Plant due to the reasons stated in the report, we announced that the financial effects of the shutdown would be assessed by the company, we hereby report as an essential fact that the effects of the beginning of the shutdown period, from December 17, 2013 to January 30, 2014, are assessed as a total loss of US$31 million in the company’s contribution margin.

In addition, the company will continue to evaluate and report on the financial effects of the shutdown of the Bocamina II Thermal Plant throughout its duration.

On February 6, 2014, the company reported the following essential event:

Regarding the essential event of January 29, 2014, the Environmental Superintendency, in Exempt Resolution 59 of February 6, 2014, has lifted the provisional measures ordered in Exempt Resolution 39 of January 28, 2014, including both the total temporary shutdown of the Bocamina Thermoelectric Plant Unit One project and the other corrective, safety, and control measures decreed, as stipulated in Letter c) of Article 48 of the Organic Law of the Environmental Superintendency.

The company will proceed to implement the provisional measures ordered by the authorities and will restart operations at Unit One of the Bocamina Thermoelectric Plant as soon as possible, in coordination with the CDEC.

No other subsequent events of significance have occurred between January 1, 2014 and the date these financial statements were issued.

39. ENVIRONMENT

Environmental expenses as of December 31, 2013, 2012, and 2011 are as follows:

Company Incurring the Cost	Project	12/31/2013 ThCh$	12/31/2012 ThCh$	12/31/2011 ThCh$
Endesa Chile S.A.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS) and thermoelectric power stations.	1,996,818	2,298,344	2,104,631
Chinango	Air and climate protection, waste water management, soil and water recovery, noise and vibration reduction, biodiversity and landscape protection	-	451,030	211,544
Edegel S.A.	Environmental monitoring, waste management, mitigation, research and development, protection from radiation, vibration reduction, and restoration	417,966	915,325	547,979
Codensa	Environmental management of transformers	-	-	71,667
Chilectra	Weed removal on substation premises, tree pruning in AT, garden maintenance, oil-contaminated solids	1,537,004	1,324,061	1,681,800
Edesur S.A.	Final disposal of waste and contaminants	-	-	56,185
Compañía de Transmisión del Mercosur S.A.	ISO 14,001 and ENRE Resolution 57/2003 (public safety) audit, environmental monitoring, and updating of environmental standards	-	-	15,100
Transportadora de Energía S.A.	ISO 14,001 and ENRE Resolution 57/2003 (public safety) audit, environmental monitoring, and updating of environmental standards	-	-	16,387

Total		3,951,788	4,988,760	4,705,293

40. FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of December 31, 2013 and 2012, the summarized financial information of our principal subsidiaries under IFRS is as follows

	12-31-2013
	Type of Financial Statements	Current Assets ThCh$	Non-current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Total Liabilities ThCh$	Revenues ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Chilectra S.A.	consolidated	192,097,250	1,210,687,971	1,402,785,221	(228,651,498)	(43,735,685)	(272,387,183)	975,023,630	(748,871,802)	226,151,828
Inmobiliaria Manso de Velasco Ltda.	consolidated	28,152,699	38,156,192	66,308,891	(3,943,277)	(460,705)	(4,403,982)	17,831,676	(8,884,221)	8,947,455
ICT Servicios Informáticos Ltda.	separate	4,335,716	230,392	4,566,108	(3,866,062)	(598,655)	(4,464,717)	5,445,388	(6,687,243)	(1,241,856)
Inversiones Distrilima S.A.	separate	24,511,831	45,211,675	69,723,506	(365,284)	-	(365,284)	9,804,331	-	9,804,331
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	separate	97,291,243	487,752,640	585,043,883	(135,168,908)	(213,494,034)	(348,662,942)	414,816,662	(364,303,365)	50,513,297
Empresa Nacional de Electricidad S.A.	separate	599,190,333	3,270,781,264	3,869,971,597	(658,181,692)	(697,429,550)	(1,355,611,242)	1,047,707,545	(785,327,837)	262,379,708
Endesa Eco S.A.	separate	-	-	-	-	-	-	48,938,968	(24,522,864)	24,416,104
Empresa Eléctrica Pehuenche S.A.	separate	33,988,505	217,379,509	251,368,014	(35,867,416)	(41,936,800)	(77,804,216)	192,839,780	(78,347,987)	114,491,793
Compañía Eléctrica San Isidro S.A.	separate	-	-	-	-	-	-	211,140,517	(157,918,033)	53,222,484
Compañía Eléctrica Tarapacá S.A.	separate	74,282,837	428,366,270	502,649,107	(173,508,052)	(25,716,898)	(199,224,950)	74,083,557	(66,581,674)	7,501,883
Soc. Concesionaria Túnel El Melón S.A.	separate	12,248,481	10,007,003	22,255,484	(3,182,462)	(4,599,826)	(7,782,288)	10,301,994	(4,155,242)	6,146,752
Endesa Argentina S.A.	separate	1,796,454	47,229,472	49,025,926	(811,271)	-	(811,271)	2,541,610	-	2,541,610
Endesa Costanera S.A.	separate	30,153,983	112,614,109	142,768,092	(162,244,700)	(9,452,339)	(171,697,039)	94,887,720	(118,255,734)	(23,368,015)
Hidroeléctrica El Chocón S.A.	separate	14,903,801	132,833,440	147,737,241	(21,069,801)	(45,717,551)	(66,787,352)	36,686,734	(25,681,727)	11,005,007
Emgesa S.A. E.S.P.	separate	321,051,970	1,707,315,179	2,028,367,149	(229,533,581)	(864,631,943)	(1,094,165,524)	639,770,439	(408,981,567)	230,788,872
Generandes Perú S.A.	separate	214,375	202,971,423	203,185,798	(10,853)	-	(10,853)	33,470,743	-	33,470,743
Edegel S.A.A.	separate	97,736,569	678,847,872	776,584,441	(98,497,242)	(220,222,435)	(318,719,677)	256,345,889	(175,933,003)	80,412,886
Chinango S.A.C.	separate	7,048,693	104,913,829	111,962,522	(11,790,622)	(36,119,840)	(47,910,462)	27,707,823	(17,541,290)	10,166,533
Endesa Brasil S.A.	separate	344,196,221	705,840,306	1,050,036,527	(126,688,865)	(6,740,678)	(133,429,543)	164,810,727	-	164,810,727
Central Generadora Termoeléctrica Fortaleza S.A.	separate	75,478,418	138,518,317	213,996,735	(38,792,313)	(20,323,740)	(59,116,053)	168,871,371	(128,522,514)	40,348,857
Centrais Elétricas Cachoeira Dourada S.A.	separate	37,111,472	98,093,370	135,204,842	(10,185,205)	(1,740,968)	(11,926,173)	117,445,188	(31,295,855)	86,149,333
Compañía de Interconexión Energética S.A.	separate	27,403,174	229,743,261	257,146,435	(104,368,046)	(4,803,839)	(109,171,885)	63,698,185	(39,697,135)	24,001,050
Compañía de Transmisión del Mercosur S.A.	separate	16,026,611	3,663,555	19,690,166	(5,912,346)	(17,396,804)	(23,309,150)	2,088,071	(6,955,882)	(4,867,810)
Compañía Energética Do Ceará S.A.	separate	158,243,822	631,616,602	789,860,424	(141,369,115)	(250,012,380)	(391,381,495)	688,980,884	(647,611,232)	41,369,652
EN-Brasil Comercio e Servicios S.A.	separate	4,933,651	914,231	5,847,882	(3,967,856)	-	(3,967,856)	6,569,786	(5,089,559)	1,480,227
Ampla Energía E Servicios S.A.	separate	254,893,771	1,022,078,671	1,276,972,442	(168,894,084)	(499,364,121)	(668,258,205)	947,892,717	(822,029,094)	125,863,623
Ampla Investimentos E Servicios S.A.	separate	-	-	-	-	-	-	8,249,870	-	8,249,870
Compañía Distribuidora y Comercializadora de Energía S.A.	separate	286,638,433	960,495,650	1,247,134,083	(289,883,521)	(345,076,634)	(634,960,155)	852,871,077	(709,181,303)	143,689,773
Inversora Codensa S.A.	separate	917	77	994	(44)	-	(44)	-	(42)	(42)
Empresa Distribuidora Sur S.A.	separate	217,226,659	284,575,649	501,802,308	(446,887,893)	(26,488,657)	(473,376,550)	528,653,054	(430,477,002)	98,176,052
Generalima, S.A.C.	separate	1,090,863	42,451,799	43,542,662	(10,035,149)	(6,827,226)	(16,862,375)	-	(1,100,914)	(1,100,914)
Endesa Cemsa, S.A.	separate	31,020,655	838,347	31,859,002	(26,525,440)	-	(26,525,440)	2,162,235	(1,841,541)	320,694
Inversora Dock Sud, S.A.	separate	31,153,011	67,474,319	98,627,330	(123,350,919)	(14,217,920)	(137,568,839)	59,138,823	(96,085,921)	(36,947,097)
Eléctrica Cabo Blanco, S.A.C.	consolidated	33,336,208	76,556,547	109,892,755	(11,319,405)	(48,505,916)	(59,825,321)	41,508,299	(38,031,891)	3,476,408
Inversiones Sudamerica Ltda.	consolidated	-	-	-	-	-	-	-	(7,218,564)	(7,218,564)

	12-31-2012
	Type of Financial Statements	Current Assets ThCh$	Non-current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Total Liabilities ThCh$	Revenues ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Chilectra S.A.	consolidated	161,687,282	1,141,771,229	1,303,458,511	(195,903,831)	(70,857,009)	(266,760,840)	984,738,419	(808,977,250)	175,761,169
Inmobiliaria Manso de Velasco Ltda.	consolidated	33,271,372	35,410,602	68,681,974	(4,487,954)	(473,280)	(4,961,234)	17,778,449	(5,170,257)	12,608,192
ICT Servicios Informáticos Ltda.	separate	4,302,210	327,443	4,629,653	(2,560,716)	(686,662)	(3,247,378)	6,205,706	(5,759,649)	446,057
Inversiones Distrilima S.A.	separate	14,081,778	45,150,539	59,232,317	(1,690)	-	(1,690)	13,767,559	-	13,767,559
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	separate	69,076,427	456,528,436	525,604,863	(121,208,497)	(202,239,406)	(323,447,903)	384,915,601	(344,989,210)	39,926,390
Empresa Nacional de Electricidad S.A.	separate	629,902,712	3,231,692,665	3,861,595,377	(658,103,026)	(791,579,065)	(1,449,682,091)	1,197,942,546	(1,006,425,543)	191,517,004
Endesa Eco S.A.	separate	96,858,959	69,458,787	166,317,746	(146,333,479)	(2,483,081)	(148,816,560)	8,847,825	(15,201,240)	(6,353,414)
Empresa Eléctrica Pehuenche S.A.	separate	53,256,062	226,690,236	279,946,298	(67,804,287)	(44,094,780)	(111,899,067)	374,992,088	(117,294,279)	257,697,809
Compañía Eléctrica San Isidro S.A.	separate	51,106,086	201,289,793	252,395,879	(106,039,552)	(21,730,290)	(127,769,842)	279,024,743	(223,910,404)	55,114,339
Empresa Eléctrica Pangue S.A.	separate	-	-	-	-	-	-	21,743,845	(10,100,977)	11,642,868
Compañía Eléctrica Tarapacá S.A.	separate	18,675,677	72,323,119	90,998,796	(10,274,500)	(4,390,710)	(14,665,210)	38,465,781	(53,695,291)	(15,229,510)
Inversiones Endesa Norte S.A.	separate	-	-	-	-	-	-	755,617	(543,185)	212,432
Soc. Concesionaria Túnel El Melón S.A.	separate	5,671,843	14,638,326	20,310,169	(2,924,404)	(9,068,755)	(11,993,159)	9,553,607	(1,237,412)	8,316,195
Endesa Argentina S.A.	separate	13,909,791	30,612,330	44,522,121	(456,855)	(4,479,930)	(4,936,785)	3,123,830	-	3,123,830
Endesa Costanera S.A.	separate	26,248,574	116,505,733	142,754,307	(195,463,171)	(10,460,347)	(205,923,518)	295,139,838	(343,984,979)	(48,845,141)
Hidroeléctrica El Chocón S.A.	separate	15,500,507	148,052,530	163,553,037	(29,439,486)	(48,058,461)	(77,497,947)	49,195,031	(34,796,083)	14,398,948
Emgesa S.A. E.S.P.	separate	285,737,507	1,558,061,493	1,843,799,000	(179,589,763)	(757,392,282)	(936,982,045)	580,343,060	(379,082,030)	201,261,030
Generandes Perú S.A.	separate	190,469	202,696,963	202,887,432	(8,235)	-	(8,235)	18,720,477	-	18,720,477
Edegel S.A.A.	separate	73,195,465	686,321,901	759,517,366	(71,852,384)	(241,375,405)	(313,227,789)	250,100,131	(204,017,304)	46,082,826
Chinango S.A.C.	separate	6,997,326	107,354,750	114,352,076	(9,156,459)	(40,761,605)	(49,918,064)	30,172,752	(18,065,793)	12,106,959
Endesa Brasil S.A.	separate	286,665,587	904,628,344	1,191,293,931	(8,533,833)	(123,494)	(8,657,327)	186,136,751	-	186,136,751
Central Generadora Termoeléctrica Fortaleza S.A.	separate	64,532,319	134,844,880	199,377,199	(29,555,112)	(27,185,681)	(56,740,793)	139,185,606	(103,146,050)	36,039,556
Centrais Elétricas Cachoeira Dourada S.A.	separate	97,545,413	103,210,599	200,756,012	(14,682,311)	(2,283,384)	(16,965,695)	155,195,046	(47,917,978)	107,277,068
Compañía de Interconexión Energética S.A.	separate	26,050,134	246,005,939	272,056,073	(123,971,364)	(7,980,532)	(131,951,896)	67,804,297	(48,586,909)	19,217,388
Compañía de Transmisión del Mercosur S.A.	separate	16,674,370	3,631,634	20,306,004	(4,285,854)	(15,150,911)	(19,436,765)	2,469,289	(3,712,947)	(1,243,657)
Compañía Energética Do Ceará S.A.	separate	199,077,008	675,770,287	874,847,295	(151,866,527)	(309,820,750)	(461,687,277)	808,410,729	(707,717,165)	100,693,564
EN-Brasil Comercio e Servicios S.A.	separate	3,113,907	173,146	3,287,053	(1,384,682)	-	(1,384,682)	5,800,382	(4,271,001)	1,529,381
Ampla Energía E Servicios S.A.	separate	196,988,364	1,037,583,848	1,234,572,212	(214,914,707)	(505,685,786)	(720,600,493)	1,074,237,206	(956,894,024)	117,343,182
Ampla Investimentos E Servicios S.A.	separate	1,901,905	84,277,314	86,179,219	(39,947,575)	-	(39,947,575)	7,785,179	-	7,785,179
Compañía Distribuidora y Comercializadora de Energía S.A.	separate	248,758,236	944,909,089	1,193,667,325	(279,593,196)	(311,739,451)	(591,332,647)	851,231,201	(708,926,803)	142,304,397
Inversora Codensa S.A.	separate	925	77	1,002	(11)	-	(11)	-	(141)	(141)
Empresa Distribuidora Sur S.A.	separate	75,393,800	249,249,900	324,643,700	(376,427,291)	(17,990,925)	(394,418,216)	321,242,024	(402,048,323)	(80,806,299)

APPENDIX 1 ENERSIS GROUP COMPANIES:

This appendix is part of Note 2.4, “Subsidiaries.”

It presents the Group’s ownership interest in each company.

Taxpayer ID No. (RUT)	Company (in alphabetical order)	Currency	Ownership Interest at 12/31/2013			Ownership Interest at 12/31/2012			Type of Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total

96,773,290-7	Aguas Santiago Poniente S.A.	Chilean peso	0.00%	78.88%	78.88%	0.00%	78.88%	78.88%	Subsidiary	Chile	Sanitation services
Foreign	Ampla Energía E Serviços S.A.	Brazilian real	13.68%	85.95%	99.63%	13.68%	78.25%	91.93%	Subsidiary	Brazil	Electric energy production, transportation, and distribution
Foreign	Ampla Investimentos E Serviços S.A. (7)	Brazilian real	0.00%	0.00%	0.00%	13.68%	78.25%	91.93%	Subsidiary	Brazil	Electric energy production, transmission, transformation, distribution, and sales
Foreign	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian real	0.00%	99.61%	99.61%	0.00%	99.61%	99.61%	Subsidiary	Brazil	Generation and sale of electricity
Foreign	Central Dock Sud, S.A.	Argentine peso	0.00%	69.99%	69.99%	0.00%	0.00%	0.00%	Subsidiary	Argentina	Electric energy generation, transmission, and distribution
76,003,204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
Foreign	Central Generadora Termoeléctrica Fortaleza S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Development of a thermoelectric project
99,573,910-0	Chilectra Inversud S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Portfolio company
96,800,570-7	Chilectra S.A.	Chilean peso	99.08%	0.01%	99.09%	99.08%	0.01%	99.09%	Subsidiary	Chile	Participation in companies of any nature
Foreign	Chinango S.A.C.	Peruvian nuevo sol	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Compañía de Interconexión Energética S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Electric energy production, transportation, and distribution
Foreign	Compañía de Transmisión del Mercosur S.A.	Argentine peso	0.00%	99.99%	99.99%	0.00%	99.99%	99.99%	Subsidiary	Argentina	Electric energy production, transportation, and distribution
Foreign	Compañía Distribuidora y Comercializadora de energía S.A.	Colombian peso	12.47%	36.01%	48.48%	12.47%	9.35%	21.82%	Subsidiary	Colombia	Electric energy distribution and sales
96,783,220-0	Compañía Eléctrica San Isidro S.A. (1) (4)	Chilean peso	0.00%	0.00%	0.00%	0.00%	95.61%	95.61%	Subsidiary	Chile	Complete electric energy cycle
96,770,940-9	Compañía Eléctrica Tarapacá S.A. (6)	Chilean peso	3.78%	96.21%	99.99%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Cono Sur Participaciones, S.L.U.	Euro	100.00%	0.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Spain	Portfolio company
Foreign	Compañía Energética Do Ceará S.A.	Brazilian real	0.00%	58.87%	58.87%	0.00%	58.87%	58.87%	Subsidiary	Brazil	Complete electric energy cycle
96,764,840-K	Constructora y Proyectos Los Maitenes S.A.	Chilean peso	0.00%	55.00%	55.00%	0.00%	55.00%	55.00%	Subsidiary	Chile	Construction and facilities
Foreign	Distrilec Inversora S.A.	Argentine peso	27.19%	24.31%	51.50%	27.19%	24.31%	51.50%	Subsidiary	Argentina	Portfolio company
Foreign	Edegel S.A.A	Peruvian nuevo sol	0.00%	83.60%	83.60%	0.00%	83.60%	83.60%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Electrica Cabo Blanco, S.A.C.	Peruvian nuevo sol	80.00%	20.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Peru	Portfolio company
Foreign	Emgesa S.A. E.S.P.	Colombian peso	0.00%	48.47%	48.47%	0.00%	26.87%	26.87%	Subsidiary	Colombia	Electric energy generation

Taxpayer ID No. (RUT)	Company (in alphabetical order)	Currency	Ownership Interest at 12/31/2013			Ownership Interest at 12/31/2012			Type of Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total

Foreign	Emgesa Panama S.A.	U.S. dollar	0.00%	26.87%	26.87%	0.00%	26.87%	26.87%	Subsidiary	Panama	Purchase/sale of electric energy
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A	Peruvian nuevo sol	35.02%	64.98%	100.00%	35.02%	30.15%	65.17%	Subsidiary	Peru	Electric energy distribution and sales
Foreign	Empresa Distribuidora Sur S.A.	Argentine peso	16.02%	83.43%	99.45%	16.02%	77.21%	93.23%	Subsidiary	Argentina	Electric energy distribution and sales
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete energy cycle and related supplies
Foreign	Empresa Eléctrica de Piura, S.A.	Peruvian nuevo sol	0.00%	96.50%	96.50%	0.00%	0.00%	0.00%	Subsidiary	Peru
96,589,170-6	Empresa Eléctrica Pangue S.A. (1)	Chilean peso	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Complete electric energy cycle
96,504,980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	0.00%	92.65%	92.65%	0.00%	92.65%	92.65%	Subsidiary	Chile	Complete electric energy cycle
91,081,000-6	Empresa Nacional de Electricidad S.A	Chilean peso	59.98%	0.00%	59.98%	59.98%	0.00%	59.98%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Endesa Argentina S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Endesa Brasil S.A. (7)	Brazilian real	50.09%	49.89%	99.98%	22.06%	49.46%	71.52%	Subsidiary	Brazil	Portfolio company
Foreign	Endesa Cemsa S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	45.00%	45.00%	Subsidiary	Argentina	Wholesale purchase and sale of electric energy
Foreign	Endesa Costanera S.A.	Argentine peso	0.00%	69.76%	69.76%	0.00%	69.76%	69.76%	Subsidiary	Argentina	Electric energy generation and sales
96,827,970-K	Endesa Eco S.A. (3) (4) (6)	Chilean peso	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Renewable energy projects
96,526,450-7	Endesa Inversiones Generales S.A. (2)	Chilean peso	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Portfolio company
Foreign	Generalina, S.A.C.	Peruvian nuevo sol	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Peru	Portfolio company
Foreign	Generandes Perú S.A.	Peruvian nuevo sol	0.00%	61.00%	61.00%	0.00%	61.00%	61.00%	Subsidiary	Peru	Portfolio company
Foreign	Hidroeléctrica El Chocón S.A.	Argentine peso	0.00%	67.67%	67.67%	0.00%	67.67%	67.67%	Subsidiary	Argentina	Electric energy production and sales
Foreign	Hidroinvest S.A.	Argentine peso	0.00%	96.09%	96.09%	0.00%	96.09%	96.09%	Subsidiary	Argentina	Portfolio company
In process	ICT Servicios Informáticos Ltda.	Chilean peso	99.00%	1.00%	100.00%	99.00%	1.00%	100.00%	Subsidiary	Chile	Information and technology services
Foreign	Ingendesa do Brasil Ltda.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Project engineering consulting
79,913,810-7	Inmobiliaria Manso de Velasco Ltda.	Chilean peso	99.99%	0.00%	99.99%	99.99%	0.00%	99.99%	Subsidiary	Chile	Construction and works
Foreign	Inversiones Distrilima S.A.	Peruvian nuevo sol	34.99%	50.21%	85.20%	34.99%	15.38%	50.37%	Subsidiary	Peru	Portfolio company
Foreign	Inversora Dock Sud, S.A.	Argentine peso	0.00%	57.14%	57.14%	0.00%	0.00%	0.00%	Subsidiary	Argentina	Portfolio company
96,887,060-2	Inversiones Endesa Norte S.A. (3)	Chilean peso	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Investment in energy projects in northern Chile
In process	Inversiones Sudamerica Ltda. (5)	Chilean peso	100.00%	0.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Portfolio company

Taxpayer ID No. (RUT)	Company (in alphabetical order)	Currency	Ownership Interest at 12/31/2013			Ownership Interest at 12/31/2012			Type of Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total

Foreign	Inversora Codensa S.A.S.	Colombian peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Colombia	Investment in domestic public energy service activities
Foreign	Investluz S.A. (7)	Brazilian real	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Portfolio company
96,800,460-3	Luz Andes Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Energy and fuel transportation, distribution, and sales
77,047,280-6	Sociedad Agrícola de Cameros Ltda.	Chilean peso	0.00%	57.50%	57.50%	0.00%	57.50%	57.50%	Subsidiary	Chile	Financial investments
78,970,360-4	Sociedad Agrícola e Inmobiliaria Pastos Verdes Ltda.	Chilean peso	0.00%	55.00%	55.00%	0.00%	55.00%	55.00%	Subsidiary	Chile	Financial investments
96,671,360-7	Sociedad Concesionaria Túnel El Melón S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Execution, construction, and operation of the El Melón tunnel
Foreign	Southern Cone Power Argentina S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Transportadora de Energía S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Electric energy production, transportation, and distribution

(1)	On May 1, 2012, Empresa Eléctrica Pangue S.A. was merged with Compañía Eléctrica San Isidro S.A.; the latter is the company which legally continues to exist.
(2)	On May 1, 2012, Empresa de Ingeniería Ingendesa S.A. and Endesa Inversiones Generales S.A. were merged with Inversiones Endesa Norte S.A.; the latter is the company which legally continues to exist.
(3)	On July 1, 2012, Inversiones Endesa Norte S.A. was merged with Endesa Eco S.A.; the latter is the company which legally continues to exist.
(4)	On September 1, 2013, Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A.; the latter is the company which legally continues to exist.
(5)	On October 1, 2013, Inversiones Sudamérica Ltda. was merged with Enersis S.A.; the latter is the company which legally continues to exist.
(6)	On November 1, 2013, Endesa Eco S.A. was merged with Compañía Eléctrica Tarapacá S.A.; the latter is the company which legally continues to exist.
(7)	On November 21, 2013, Investluz S.A and Ampla Investimentos E Serviços S.A. were merged with Endesa Brasil S.A.; the latter is the company which legally continues to exist.

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION:

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation.”

Incorporation into the scope of consolidation during the 2013 and 2012 fiscal years:

Company	% Ownership Interest				% Ownership Interest
	at December 31, 2013				at December 31, 2012
	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method

Central Dock Sud, S.A.	0.00%	69.99%	69.99%	Full integration	-	-	-
Cono Sur Participaciones, S.L.U.	100.00%	0.00%	100.00%	Full integration	-	-	-
Electrica Cabo Blanco, S.A.C.	0.00%	100.00%	100.00%	Full integration	-	-	-
Empresa Eléctrica de Piura, S.A.	0.00%	96.50%	96.50%	Full integration	-	-	-
Endesa Cemsa S.A.	0.00%	100.00%	100.00%	Full integration	-	-	-
Generalina, S.A.C.	0.00%	100.00%	100.00%	Full integration	-	-	-
Inversora Dock Sud, S.A.	0.00%	57.14%	57.14%	Full integration	-	-	-
Inversiones Sudamerica Ltda.	100.00%	0.00%	100.00%	Full integration	-	-	-

See Notes 2.4.1 and 25.1.1.

There were no companies excluded from the scope of consolidation during the 2013 and 2012 fiscal years.

APPENDIX 3 ASSOCIATED COMPANIES AND JOINT VENTURES:

This appendix is part of Note 3.h, “Investments accounted for using the equity method.”

Taxpayer ID No. (RUT)	Company ( in alphabetical order)	Functional Currency	Ownership Interest at 12/31/2013			Ownership Interest at 12/31/2012			Type of Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total

96,806,130-5	Electrogas S.A	U.S. dollar	00.00%	42.50%	42.50%	42.50%	0.00%	42.50%	Associate	Chile	Portfolio company
76,418,940-K	GNL Chile.S.A.	Chilean peso	0.00%	33.33%	33.33%	0.00%	33.33%	33.33%	Associate	Chile	Promote liquefied natural gas supply project
76,788,080-4	GNL Quintero S.A.	U.S. dollar	0.00%	20.00%	20.00%	0.00%	20.00%	20.00%	Associate	Chile	Development, design, and supply of liquid natural gas regasifying terminal
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint Venture	Chile	Development and operation of a hydroelectric plant
Foreign	Distribuidora Eléctrica de Cundinamarca S.A.	Colombian peso	0.00%	49.00%	49.00%	0.00%	49.00%	49.00%	Joint Venture	Colombia	Electric energy distribution and sales
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombian peso	0.00%	49.00%	49.00%	0.00%	49.00%	49.00%	Joint Venture	Colombia	Electric energy distribution and sales
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint Venture	Chile	Natural gas transportation
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint Venture	Chile	Electric energy transportation and distribution

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT:

This appendix is part of Note 19, “Other financial liabilities.”

The following tables present the contractual undiscounted cash flows by type of financial debt:

a ) Bank borrowings

i.	Summary of bank loans by currency and maturity

Country	Currency	Nominal Rate	Current			Non-current				Current			Non-current				Current			Non-current
			Maturity			Maturity			Total non- current at 12/31/2013	Maturity			Maturity			Total non- current at 12/31/2012	Maturity			Maturity			Total Non- current at 01/01/2012
			One to three months ThCh$	Three to twelve months ThCh$	Total current at 12/31/2013	One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$		One to three months ThCh$	Three to twelve months ThCh$	Total current at 12/31/2012	One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$		One to three months ThCh$	Three to twelve months ThCh$	Total current at 1/1//2012	One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$
					ThCh$				ThCh$			ThCh$				ThCh$			ThCh$				ThCh$

Chile	US$	1.78%	842,850	106,843,174	107,686,024	892,825	-	-	892,825	818,386	2,531,449	3,349,835	98,982,459	-	-	98,982,459	906,389	3,359,497	4,265,886	109,631,899	876,746	-	110,508,645
Chile	Ch$	5.50%	119	-	119	-	-	-	-	371	-	371	-	-	-	-	-	-	-	-	-	-	-
Peru	US$	3.46%	3,055,656	4,146,020	7,201,676	25,010,727	28,623,011	-	53,633,738	2,214,895	1,865,048	4,079,943	14,173,501	27,830,814	12,109,598	54,113,913	2,810,297	10,519,166	13,329,463	7,864,024	25,087,748	26,158,087	59,109,859
Peru	S/.	5.41%	378,238	1,134,709	1,512,947	3,025,893	24,478,180	-	27,504,073	336,866	1,010,593	1,347,459	2,694,912	9,719,488	15,531,401	27,945,801	431,794	2,987,507	3,419,301	3,362,985	-	38,373,491	41,736,476
Argentina	US$	8.87%	3,542,419	8,408,627	11,951,046	1,641,372	-	-	1,641,372	6,845,061	5,093,612	11,938,673	7,836,715	-	-	7,836,715	2,662,019	9,436,481	12,098,500	17,142,594	1,612,063	-	18,754,657
Argentina	Ar$	22.90%	16,786,045	12,195,441	28,981,486	18,741,635	-	-	18,741,635	29,510,090	30,335,750	59,845,840	11,637,995	-	-	11,637,995	37,689,501	28,405,542	66,095,043	47,915,942	2,458,440	-	50,374,382
Colombia	CP	8.27%	1,431,306	4,293,917	5,725,223	16,996,306	31,725,477	65,954,840	114,676,623	1,900,127	5,700,379	7,600,506	25,790,155	33,339,101	60,191,993	119,321,249	1,338,154	82,134,906	83,473,060	-	-	-	-
Brazil	US$	7.72%	425,017	8,439,726	8,864,743	13,964,589	6,077,352	1,171,932	21,213,873	469,815	7,492,580	7,962,395	16,343,599	8,949,758	2,144,472	27,437,829	644,936	12,599,186	13,244,122	17,532,685	17,877,446	6,352,599	41,762,730
Brazil	R$	8.61%	700,813	2,102,437	2,803,250	5,606,499	23,959,095	10,577,923	40,143,517	5,278,565	24,723,805	30,002,370	-	-	-	-	30,524,862	175,096,068	205,620,930	142,254,517	90,580,272	8,209,057	241,043,846

			27,162,463	147,564,051	174,726,514	85,879,846	114,863,115	77,704,695	278,447,656	47,374,176	78,753,216	126,127,392	177,459,336	79,839,161	89,977,464	347,275,961	77,007,952	324,538,353	401,546,305	345,704,646	138,492,715	79,093,234	563,290,595

ii.	Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Currency	Effective Interest Rate	Nominal Interest Rate	December 31, 2013
							Current			Non-current
							Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
Foreign	Ampla	Brazil	Unibanco	R$	10.27%	10.29%	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Brasdesco	R$	9.75%	5.65%	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Banco do Brasil	R$	9.61%	10.12%	700,813	2,102,437	2,803,250	5,606,499	23,959,095	10,577,923	40,143,517
Foreign	Ampla	Brazil	Banco HSBC	R$	9.93%	9.77%	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Banco Itaú	R$	10.12%	10.20%	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Electrobras	R$	6.50%	6.50%	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Bndes	R$	9.06%	9.06%	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Banco Alfa	R$	6.97%	7.25%	-	-	-	-	-	-	-
Foreign	CGTF Fortaleza	Brazil	IFC - A	US$	7.97%	8.04%	251,103	3,518,132	3,769,235	7,478,001	3,705,738	-	11,183,739
Foreign	CGTF Fortaleza	Brazil	IFC - B	US$	2.74%	2.73%	62,832	4,588,348	4,651,180	4,844,441	-	-	4,844,441
Foreign	CGTF Fortaleza	Brazil	IFC - C	US$	12.08%	12.31%	111,082	333,246	444,328	1,642,147	2,371,614	1,171,932	5,185,693
Foreign	Compañía de Interconexión Energética S.A.	Brazil	Santander	R$	11.61%	11.80%	-	-	-	-	-	-	-
96,800,570-7	Chilectra S.A.	Chile	Bank credit lines	Ch$	5.91%	5.91%	104	-	104	-	-	-	-
94,271,000-3	Enersis S.A.	Chile	Banco Santander Chile	Ch$	5.00%	5.00%	4	-	4	-	-	-	-
79,913,810-7	Inmobiliaria Manso de Velasco Ltda.	Chile	Banco Santander Chile	Ch$	6.00%	6.00%	4	-	4	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Banco Europeo de Investimentos	US$	5.49%	5.49%	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Eletrobras	R$	6.46%	6.46%	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Banco do Brasil	R$	15.61%	15.61%	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Bndes	R$	9.52%	9.52%	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Banco do Nordeste	R$	7.78%	7.78%	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Banco Europeo de Investimentos	US$	5.49%	5.49%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Banco de Crédito	S/.	5.43%	5.32%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Banco de Crédito	S/.	5.43%	5.32%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Banco de Interbank	S/.	6.90%	6.73%	89,516	268,546	358,062	716,124	6,107,626	-	6,823,750
Foreign	Edelnor	Peru	Banco Continental	S/.	5.43%	5.32%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Banco de Crédito	S/.	5.43%	5.32%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Banco de Crédito	S/.	5.43%	5.32%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Banco de Crédito	S/.	5.43%	5.32%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Banco de Crédito	S/.	5.43%	5.32%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Banco de Crédito	S/.	5.43%	5.32%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Banco Continental	S/.	5.10%	5.01%	45,411	136,232	181,643	363,286	3,077,744	-	3,441,030
Foreign	Edelnor	Peru	Banco Continental	S/.	5.10%	5.01%	75,764	227,291	303,055	606,110	5,130,021	-	5,736,131
Foreign	Edelnor	Peru	Banco Continental	S/.	5.10%	5.01%	73,538	220,614	294,152	588,305	4,929,381	-	5,517,686
Foreign	Edelnor	Peru	Banco Continental	S/.	5.10%	5.01%	94,009	282,026	376,035	752,068	5,233,408	-	5,985,476
Foreign	Edesur S.A.	Argentina	Banco de la Ciudad de Buenos Aires	Ar$	22.63%	28.38%	738,135	2,147,173	2,885,308	3,417,147	-	-	3,417,147
Foreign	Edesur S.A.	Argentina	Banco Provincia de Buenos Aires	Ar$	22.63%	25.03%	31,972	327,033	359,005	504,864	-	-	504,864
Foreign	Edesur S.A.	Argentina	Standard Bank	Ar$	22.63%	29.11%	300,671	875,884	1,176,555	342,441	-	-	342,441
Foreign	Edesur S.A.	Argentina	BBVA	Ar$	19.55%	18.00%	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Citibank	Ar$	24.06%	21.75%	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Itaú	Ar$	22.63%	30.29%	320,316	884,324	1,204,640	1,000,308	-	-	1,000,308
Foreign	Edesur S.A.	Argentina	Banco Galicia	Ar$	22.63%	21.00%	68,637	-	68,637	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Macro	Ar$	22.63%	29.56%	258,319	886,628	1,144,947	-	-	-	-
Foreign	Edesur S.A.	Argentina	Citibank	Ar$	24.36%	22.00%	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Santander Río	US$	6.24%	6.24%	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Santander Río	Ar$	22.63%	25.56%	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Santander Río	Ar$	22.63%	27.23%	728,237	2,549,992	3,278,229	1,725,706	-	-	1,725,706
Foreign	Edesur S.A.	Argentina	Banco Santander Río	Ar$	21.28%	19.75%	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Santander Río	Ar$	23.10%	21.00%	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Frances	Ar$	22.63%	20.30%	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Comafi	Ar$	22.63%	23.00%	24,455	-	24,455	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Supervielle	Ar$	22.63%	23.00%	39,237	37,009	76,246	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Banco Continental	S/.	3.85%	3.80%	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Banco Scotiabank	US$	4.02%	3.96%	316,892	941,120	1,258,012	2,439,568	14,463,816	-	16,903,384
Foreign	Chinango S.A.C.	Peru	Bank Of Nova Scotia	US$	3.05%	3.01%	366,751	1,085,588	1,452,339	2,787,364	1,335,025	-	4,122,389
Foreign	Chinango S.A.C.	Peru	Banco Scotiabank	US$	0.76%	0.78%	2,103,523	-	2,103,523	-	-	-	-
Foreign	Edegel	Peru	Banco de Crédito	US$	1.65%	1.65%	-	-	-	-	-	-	-
Foreign	Edegel	Peru	Banco Continental	US$	3.42%	3.38%	268,490	2,119,312	2,387,802	19,783,795	12,824,170	-	32,607,965
Foreign	Edegel	Peru	Banco Continental	US$	3.46%	3.41%	-	-	-	-	-	-	-
Foreign	Edegel	Peru	Banco Scotiabank	US$	3.45%	3.41%	-	-	-	-	-	-	-
Foreign	Edegel	Peru	Banco Continental	US$	3.00%	3.00%	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Bancolombia	CP	8.44%	8.27%	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Bancolombia	CP	8.44%	8.27%	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	BBVA Colombia	CP	6.89%	6.78%	1,051,003	3,153,008	4,204,011	12,499,230	23,371,517	48,619,434	84,490,181
Foreign	Emgesa	Colombia	AV VILLAS	CP	8.44%	8.27%	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Banco Santander	CP	8.15%	7.91%	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Banco Davivienda	CP	8.15%	7.91%	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Banco Corpbanca	CP	7.01%	6.90%	380,303	1,140,909	1,521,212	4,497,076	8,353,960	17,335,406	30,186,442
Foreign	Endesa Costanera S.A.	Argentina	Banco Supervielle	Ar$	31.89%	28.00%	1,028,903	-	1,028,903	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Santander Río	Ar$	34.49%	30.00%	656,552	-	656,552	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Nación Argentina	Ar$	20.57%	18.85%	533,563	-	533,563	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Citibank	Ar$	39.84%	34.00%	3,391,799	-	3,391,799	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Ciudad	Ar$	25.59%	23.00%	98,467	-	98,467	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Standard Bank	Ar$	30.61%	27.00%	1,150,992	-	1,150,992	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Itau	Ar$	35.15%	30.50%	1,071,559	-	1,071,559	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Galicia	Ar$	32.54%	28.50%	2,514,705	-	2,514,705	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Provincia de Buenos Aires	Ar$	20.20%	18.09%	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Credit Suisse International	US$	13.67%	13.25%	113,672	3,229,006	3,342,678	-	-	-	-
Foreign	Endesa Argentina S.A.	Argentina	Citibank	Ar$	21.50%	21.50%	809,763	-	809,763	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	B.N.P. Paribas	US$	1.72%	1.12%	28,293	921,118	949,411	892,825	-	-	892,825
91,081,000-6	Endesa S.A. (Chile)	Chile	Export Development Corpotation Loan	US$	1.57%	1.40%	378,291	378,290	756,581	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	Banco Bilbao Vizcaya Argentaria S.A.NY	US$	1.72%	1.12%	436,266	105,543,766	105,980,032	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	Banco Santander Chile (Credit Line)	Ch$	6.00%	6.00%	7	-	7	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Deutsche Bank	US$	8.24%	7.99%	1,712,808	2,587,169	4,299,977	820,490	-	-	820,490
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank	US$	8.24%	7.99%	857,292	1,295,083	2,152,375	410,356	-	-	410,356
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Itau	US$	8.24%	7.99%	858,647	1,297,369	2,156,016	410,526	-	-	410,526
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Itau	Ar$	33.70%	29.25%	163,618	-	163,618	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank - Syndicated I	Ar$	25.42%	23.31%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander - Syndicated I	Ar$	25.42%	23.31%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Hipotecario - Syndicated I	Ar$	26.68%	23.89%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Galicia - Syndicated I	Ar$	25.42%	23.31%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Itau - Syndicated II	Ar$	26.62%	23.84%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank - Syndicated II	Ar$	26.62%	23.84%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander - Syndicated II	Ar$	26.62%	23.84%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Hipotecario - Syndicated II	Ar$	26.96%	24.11%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Galicia - Syndicated II	Ar$	26.62%	23.84%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Ciudad -Syndicated II	Ar$	26.62%	23.84%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Galicia - Syndicated III	Ar$	26.44%	23.69%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Itau - Syndicated III	Ar$	26.44%	23.69%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank - Syndicated III	Ar$	26.44%	23.69%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander - Syndicated III	Ar$	26.44%	23.69%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Macro	Ar$	30.42%	27.75%	1,511,204	-	1,511,204	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Macro I	Ar$	23.14%	21.00%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank	Ar$	25.59%	23.00%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander Río	Ar$	25.59%	23.00%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Citibank	Ar$	19.84%	BPC + 5.10%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	BBVA	Ar$	19.84%	BPC + 5.10%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Industrial de Azul	Ar$	19.84%	BPC + 5.10%	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander - Syndicated IV	Ar$	33.84%	30.22%	316,184	1,054,829	1,371,013	2,761,603	-	-	2,761,603
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Itau - Syndicated IV	Ar$	33.84%	30.22%	282,011	940,860	1,222,871	2,463,429	-	-	2,463,429
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Galicia - Syndicated IV	Ar$	33.84%	30.22%	270,612	902,848	1,173,460	2,364,010	-	-	2,364,010
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Hipotecario - Syndicated IV	Ar$	33.84%	30.22%	89,772	299,691	389,463	785,764	-	-	785,764
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Ciudad -Syndicated IV	Ar$	33.84%	30.22%	36,008	120,377	156,385	316,594	-	-	316,594
Foreign	Hidroeléctrica El Chocón	Argentina	Industrial and Commercial Bank of China Argentina	Ar$	33.84%	30.22%	350,354	1,168,793	1,519,147	3,059,769	-	-	3,059,769

			Total				27.162.463	147.564.051	174.726.514	85,879,846	114,863,115	77,704,695	278,447,656

December 31, 2012							January 1, 2012
Current			Non-current				Current			Non-current
Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
-	-	-	-	-	-	-	45,870	1,542,373	1,588,243	-	-	-	-
4,723,977	-	4,723,977	-	-	-	-	5,982,354	13,453,719	19,436,073	-	-	-	-
554,588	24,723,805	25,278,393	-	-	-	-	875,019	2,942,372	3,817,391	30,333,452	-	-	30.333.452
-	-	-	-	-	-	-	632,464	22,045,700	22,678,164	-	-	-	-
-	-	-	-	-	-	-	57,479	1,964,473	2,021,952	-	-	-	-
-	-	-	-	-	-	-	339,935	1,111,948	1,451,883	2,916,206	5.539.073	725.103	9.180.382
-	-	-	-	-	-	-	6,488,408	16,888,622	23,377,030	33,192,137	52.961.281	3.133.364	89.286.782
-	-	-	-	-	-	-	1,779,341	12,975,006	14,754,347	-	-	-	-
276,653	3,174,804	3,451,457	6,851,156	6,773,346	-	13,624,502	344,277	3,510,015	3,854,292	7,427,750	7.100.739	4.604.499	19.132.988
91,826	4,013,768	4,105,594	8,681,755	-	-	8,681,755	114,099	4,162,847	4,276,946	8,990,990	4.835.251	-	13.826.241
101,336	304,008	405,344	810,688	2,176,412	2,144,472	5,131,572	108,598	365,176	473,774	875,946	5.584.166	-	6.460.112
-	-	-	-	-	-	-	1,801,366	59,020,877	60,822,243	-	-	-	-
46	-	46	-	-	-	-	-	-	-	-	-	-	-
53	-	53	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	19,073	173,334	192,407	237,999	357.290	1.748.100	2.343.389
-	-	-	-	-	-	-	1,721,402	4,747,664	6,469,066	8,943,102	16.832.769	4.350.590	30.126.461
-	-	-	-	-	-	-	1,310,254	4,235,607	5,545,861	5,443,423	-	-	5.443.423
-	-	-	-	-	-	-	9,231,834	30,273,652	39,505,486	56,108,514	15.247.149	-	71.355.663
-	-	-	-	-	-	-	259,136	3,894,055	4,153,191	5,317,683	-	-	5.317.683
-	-	-	-	-	-	-	58,889	4,387,814	4,446,703	-	-	-	-
41,569	124,706	166,275	332,548	1,050,422	2,117,918	3,500,888	37,891	127,413	165,304	305,625	-	3.584.598	3.890.223
58,199	174,596	232,795	465,590	1,470,611	2,965,089	4,901,290	60,638	203,903	264,541	489,101	-	5.157.627	5.646.728
32,026	96,077	128,103	256,207	2,016,376	-	2,272,583	32,758	110,153	142,911	264,223	-	2.430.861	2.695.084
-	-	-	-	-	-	-	99,201	333,576	432,777	800,145	-	9.525.160	10.325.305
41,569	124,706	166,275	332,548	1,050,422	2,117,918	3,500,888	37,891	127,413	165,304	305,625	-	3.584.598	3.890.223
41,569	124,706	166,275	332,548	1,050,422	2,117,918	3,500,888	37,891	127,413	165,304	305,625	-	3.584.598	3.890.223
36,026	108,077	144,103	288,205	910,362	1,835,528	3,034,095	32,360	108,816	141,176	261,016	-	3.097.880	3.358.896
16,627	49,882	66,509	133,019	420,169	847,167	1,400,355	15,156	50,965	66,121	122,250	-	1.433.839	1.556.089
69,281	207,843	277,124	554,247	1,750,704	3,529,863	5,834,814	63,151	212,355	275,506	509,375	-	5.974.330	6.483.705
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
314,754	7,549,210	7,863,964	-	-	-	-	6,354,203	1,169,601	7,523,804	9,498,494	-	-	9.498.494
37,725	1,074,140	1,111,865	-	-	-	-	124,577	158,143	282,720	1,364,912	-	-	1.364.912
769,536	2,086,114	2,855,650	621,207	-	-	621,207	213,681	718,530	932,211	4,195,131	-	-	4.195.131
-	-	-	-	-	-	-	128,257	2,499,512	2,627,769	-	-	-	-
57,771	1,428,116	1,485,887	-	-	-	-	673,842	228,279	902,121	3,245,052	-	-	3.245.052
119,563	2,712,832	2,832,395	-	-	-	-	288,456	4,819,512	5,107,968	2,454,313	-	-	2.454.313
592,597	195,649	788,246	-	-	-	-	2,120,536	1,891,956	4,012,492	-	-	-	-
2,014,971	-	2,014,971	-	-	-	-	151,298	508,762	660,060	3,474,143	-	-	3.474.143
877,758	578,433	1,456,191	-	-	-	-	-	-	-	-	-	-	-
199,159	-	199,159	-	-	-	-	-	-	-	-	-	-	-
4,441,078	-	4,441,078	-	-	-	-	614,888	1,088,442	1,703,330	4,708,036	-	-	4.708.036
48,076	689,891	737,967	411,852	-	-	411,852	-	-	-	-	-	-	-
97,084	1,381,833	1,478,917	824,138	-	-	824,138	-	-	-	-	-	-	-
121,354	1,727,291	1,848,645	1,030,173	-	-	1,030,173	-	-	-	-	-	-	-
491,236	-	491,236	-	-	-	-	-	-	-	-	-	-	-
238,213	-	238,213	-	-	-	-	-	-	-	-	-	-	-
79,285	-	79,285	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	14,597	1,585,500	1,600,097	-	-	-	-
161,573	923,528	1,085,101	2,391,649	2,288,243	12,109,598	16,789,490	166,062	558,407	724,469	2,423,556	17.774.668	-	20.198.224
37,359	112,077	149,436	2,621,204	2,471,768	-	5,092,972	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
1,739,482	-	1,739,482	-	-	-	-	1,949,762	5,760,203	7,709,965	1,880,534	-	-	1.880.534
-	-	-	-	-	-	-	405,477	1,378,129	1,783,606	-	-	-	-
276,481	829,443	1,105,924	9,160,648	23,070,803	-	32,231,451	280,841	944,367	1,225,208	3,559,934	7.313.080	26.158.087	37.031.101
-	-	-	-	-	-	-	8,155	1,878,060	1,886,215	-	-	-	-
-	-	-	-	-	-	-	260	-	260	-	-	-	-
428,684	1,286,051	1,714,735	5,805,307	7,495,253	13,520,587	26,821,147	326,504	20,008,140	20,334,644	-	-	-	-
131,424	394,271	525,695	1,838,073	2,414,481	4,407,478	8,660,032	99,148	6,208,686	6,307,834	-	-	-	-
1,158,673	3,476,018	4,634,691	15,690,942	20,258,627	36,544,265	72,493,834	361,976	22,181,880	22,543,856	-	-	-	-
181,346	544,039	725,385	2,455,833	3,170,740	5,719,663	11,346,236	-	-	-	-	-	-	-
-	-	-	-	-	-	-	412,115	25,254,372	25,666,487	-	-	-	-
-	-	-	-	-	-	-	138,411	8,481,828	8,620,239	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
1,483,661	-	1,483,661	-	-	-	-	123,454	-	123,454	-	-	-	-
879,133	-	879,133	-	-	-	-	10,746,076	1,949,571	12,695,647	-	-	-	-
946,327	1,855,665	2,801,992	411,921	-	-	411,921	1,382,931	1,533,096	2,916,027	-	-	-	-
4,349,740	-	4,349,740	-	-	-	-	1,844,142	-	1,844,142	-	-	-	-
395,870	-	395,870	-	-	-	-	4,670,705	-	4,670,705	-	-	-	-
1,388,486	-	1,388,486	-	-	-	-	832,611	-	832,611	-	-	-	-
2,459,388	-	2,459,388	-	-	-	-	3,503,302	-	3,503,302	-	-	-	-
2,031,944	-	2,031,944	-	-	-	-	1,105,942	-	1,105,942	-	-	-	-
96,871	122,911	219,782	-	-	-	-	-	-	-	-	-	-	-
4,883,837	-	4,883,837	-	-	-	-	166,419	3,156,573	3,322,992	2,652,744	-	-	2.652.744
-	-	-	-	-	-	-	-	-	-	-	-	-	-
31,301	859,843	891,144	1,657,085	-	-	1,657,085	53,521	1,002,756	1,056,277	1,915,379	876.746	-	2.792.125
347,952	354,206	702,158	689,651	-	-	689,651	379,501	764,980	1,144,481	1,132,904	-	-	1.132.904
439,133	1,317,400	1,756,533	96,635,723	-	-	96,635,723	473,367	1,591,761	2,065,128	106,583,616	-	-	106.583.616
272	-	272	-	-	-	-	-	-	-	-	-	-	-
881,121	2,547,013	3,428,134	3,918,502	-	-	3,918,502	518,208	1,530,246	2,048,454	3,576,867	402.643	-	3.979.510
440,417	1,273,172	1,713,589	1,959,017	-	-	1,959,017	1,611,491	4,749,662	6,361,153	10,912,983	1.209.420	-	12.122.403
440,527	1,273,427	1,713,954	1,959,196	-	-	1,959,196	1,791,907	-	1,791,907	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	64,001	1,336,177	1,400,178	-	-	-	-
-	-	-	-	-	-	-	80,629	1,707,695	1,788,324	-	-	-	-
354,694	340,398	695,092	-	-	-	-	55,506	1,125,918	1,181,424	-	-	-	-
-	-	-	-	-	-	-	26,301	535,888	562,189	-	-	-	-
239,076	488,681	727,757	230,121	-	-	230,121	-	-	-	-	-	-	-
527,542	1,078,428	1,605,970	507,222	-	-	507,222	-	-	-	-	-	-	-
383,587	784,144	1,167,731	368,840	-	-	368,840	329,514	1,108,036	1,437,550	6,245,072	1.229.220	-	7.474.292
190,602	389,550	580,152	183,696	-	-	183,696	-	-	-	-	-	-	-
190,906	390,193	581,099	183,881	-	-	183,881	-	-	-	-	-	-	-
152,374	311,411	463,785	146,892	-	-	146,892	-	-	-	-	-	-	-
614,638	779,040	1,393,678	1,679,513	-	-	1,679,513	-	-	-	-	-	-	-
614,638	779,040	1,393,678	1,679,513	-	-	1,679,513	-	-	-	-	-	-	-
614,638	779,040	1,393,678	1,679,513	-	-	1,679,513	-	-	-	-	-	-	-
614,638	779,040	1,393,678	1,679,513	-	-	1,679,513	-	-	-	-	-	-	-
87,619	2,034,700	2,122,319	-	-	-	-	233,981	2,275,667	2,509,648	2,994,506	-	-	2.994.506
295,652	-	295,652	-	-	-	-	-	-	-	-	-	-	-
198,116	-	198,116	-	-	-	-	-	-	-	-	-	-	-
98,949	-	98,949	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	112,503	1,115,167	1,227,670	1,471,923	-	-	1.471.923
-	-	-	-	-	-	-	152,645	1,527,554	1,680,199	2,019,288	-	-	2.019.288
-	-	-	-	-	-	-	329,514	1,108,036	1,437,550	6,245,072	1.229.220	-	7.474.292
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-

47,374,176	78,753,216	126,127,392	177,459,336	79,839,161	89,977,464	347,275,961	77,007,952	324,538,353	401,546,305	345,704,646	138,492,715	79,093,234	563,290,595

b ) Secured and unsecured liabilities

i.	Summary of secured and unsecured liabilities by currency and maturity

Country	Currency	Nominal Rate	Current			Non-current				Current			Non-current				Current			Non-current
			Maturity		Total current at 12/31/2013 ThCh$	Maturity			Total non- current at 12/31/2013	Maturity		Total current at 12/31/2012 ThCh$	Maturity			Total non- current at 12/31/2012	Maturity		Total current at 1/1//2012 ThCh$	Maturity			Total non- current at 01/01/2012
			One to three months ThCh$	Three to twelve months ThCh$		One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$		One to three months ThCh$	Three to twelve months ThCh$		One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$		One to three months ThCh$	Three to twelve months ThCh$		One to three years ThCh$	Three to five years ZThCh$	More than five years ThCh$
									ThCh$							ThCh$							ThCh$

Chile	US$	7.62%	193,391,423	24,826,863	218,218,286	289,958,193	27,073,140	400,223,952	717,255,285	14,737,200	230,223,447	244,960,647	321,100,837	152,918,883	397,654,469	871,674,189	22,439,241	48,971,036	71,410,277	481,039,815	346,571,275	425,876,193	1,253,487,283
Chile	U.F.	5.57%	6,035,415	25,473,179	31,508,594	61,600,091	59,682,775	410,441,438	531,724,304	6,471,264	26,447,107	32,918,371	64,353,555	62,344,872	439,118,433	565,816,860	41,003,385	39,199,072	80,202,457	89,539,138	263,688,193	527,887,200	881,114,531
Peru	US$	6.89%	649,265	7,018,782	7,668,047	17,490,149	7,500,859	18,288,999	43,280,007	628,048	1,884,143	2,512,191	12,047,614	12,454,106	22,585,830	47,087,550	853,625	2,238,831	3,092,456	16,267,919	28,913,608	19,449,710	64,631,237
Peru	S/.	5.86%	13,199,528	41,657,758	54,857,286	57,861,172	22,457,493	135,395,067	215,713,732	23,539,322	33,223,851	56,763,173	82,309,019	33,206,836	70,650,808	186,166,663	31,909,724	18,212,792	50,122,516	92,722,951	73,395,355	17,029,264	183,147,570
Argentina	Ar$	0.00%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	116,551	4,100,169	4,216,720	-	-	-	-
Colombia	CP	7.54%	102,194,394	81,201,594	183,395,988	245,026,408	396,887,510	795,923,731	1,437,837,649	41,109,039	101,282,166	142,391,205	299,961,187	293,630,963	646,033,188	1,239,625,338	17,854,990	68,624,369	86,479,359	299,425,050	335,136,989	589,777,719	1,224,339,758
Brazil	R$	10.70%	7,808,433	23,425,299	31,233,732	158,060,332	166,465,710	25,912,300	350,438,342	9,870,157	55,941,012	65,811,169	132,005,212	195,057,347	97,529,513	424,592,072	11,815,750	134,615,237	146,430,987	123,922,410	200,558,653	90,131,132	414,612,195

			323,278,458	203,603,475	526,881,933	829,996,345	680,067,487	1,786,185,487	3,296,249,319	96,355,030	449,001,726	545,356,756	911,777,424	749,613,007	1,673,572,241	3,334,962,672	125,993,266	315,961,506	441,954,772	1,102,917,283	1,248,264,073	1,670,151,218	4,021,332,574

ii.	Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	December 31, 2013
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
Foreign	Ampla	Brazil	BONDS	Brazil	R$	9.56%	9.56%	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Bonds, 1st Series	Brazil	R$	9.14%	9.21%	599,930	1,799,791	2,399,721	28,647,432	-	-	28,647,432
Foreign	Ampla	Brazil	Bonds, 2nd Series	Brazil	R$	15.22%	15.91%	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Bonds, 2nd Series	Brazil	R$	13.84%	14.12%	1,626,374	4,879,121	6,505,495	27,591,601	35,666,723	-	63,258,324
Foreign	Ampla	Brazil	Bonds, 1st Series	Brazil	R$	8.96%	9.01%	502,290	1,506,870	2,009,160	14,733,001	11,719,260	-	26,452,261
Foreign	Ampla	Brazil	Bonds, 2nd Series	Brazil	R$	11.88%	12.11%	2,178,696	6,536,087	8,714,783	17,429,566	60,539,380	25,912,300	103,881,246
Foreign	Codensa	Colombia	B8	Colombia	CP	8.75%	8.48%	69,571,278	-	69,571,278	-	-	-	-
Foreign	Codensa	Colombia	B102	Colombia	CP	7.69%	7.48%	1,927,748	5,783,244	7,710,992	15,421,984	108,708,280	-	124,130,264
Foreign	Codensa	Colombia	B502	Colombia	CP	6.81%	6.93%	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	B503	Colombia	CP	6.85%	6.68%	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	B503	Colombia	CP	8.40%	8.14%	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	B103	Colombia	CP	7.95%	7.72%	401,391	1,204,173	1,605,564	3,211,129	25,030,906	-	28,242,035
Foreign	Codensa	Colombia	B304	Colombia	CP	5.83%	5.71%	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	B604	Colombia	CP	6.28%	6.14%	570,162	1,710,487	2,280,649	42,209,103	-	-	42,209,103
Foreign	Codensa	Colombia	B5-13 Bonds	Colombia	CP	5.75%	5.63%	665,514	1,996,541	2,662,055	5,324,109	54,649,529	-	59,973,638
Foreign	Codensa	Colombia	B12-13 Bonds	Colombia	CP	6.64%	6.49%	815,445	2,446,336	3,261,781	6,523,562	6,523,562	75,293,598	88,340,722
Foreign	Coelce	Brazil	Itaú 2	Brazil	R$	14.89%	15.08%	-	-	-	-	-	-	-
Foreign	Coelce	Brazil	Itaú 1	Brazil	R$	8.90%	8.96%	518,894	1,556,683	2,075,577	26,098,736	-	-	26,098,736
Foreign	Coelce	Brazil	Itaú 2	Brazil	R$	12.69%	12.94%	2,382,249	7,146,747	9,528,996	43,559,996	58,540,347	-	102,100,343
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	S/.	5.44%	5.37%	67,338	4,927,820	4,995,158	-	-	-	-
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	S/.	6.50%	6.40%	80,216	4,975,353	5,055,569	-	-	-	-
Foreign	Edelnor	Peru	AFP Integra	Peru	S/.	6.50%	6.40%	159,793	9,933,071	10,092,864	-	-	-	-
Foreign	Edelnor	Peru	Retirement Insurance Fund for Non-commissioned Officers and Specialists - Fosersoe	Peru	S/.	8.75%	8.57%	123,552	370,657	494,209	5,887,936	-	-	5,887,936
Foreign	Edelnor	Peru	AFP Integra	Peru	S/.	8.16%	8.00%	69,116	207,348	276,464	3,684,001	-	-	3,684,001
Foreign	Edelnor	Peru	AFP Horizonte	Peru	S/.	7.22%	7.09%	51,004	153,011	204,015	3,160,439	-	-	3,160,439
Foreign	Edelnor	Peru	AFP Integra	Peru	S/.	8.00%	7.85%	102,391	307,173	409,564	5,592,178	-	-	5,592,178
Foreign	Edelnor	Peru	FCR - Macrofondo	Peru	S/.	6.66%	6.55%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	AFP Integra	Peru	S/.	5.91%	5.82%	55,631	166,892	222,523	3,834,729	-	-	3,834,729
Foreign	Edelnor	Peru	AFP Prima	Peru	S/.	6.94%	6.82%	130,531	391,592	522,123	7,869,191	-	-	7,869,191
Foreign	Edelnor	Peru	AFP Prima	Peru	S/.	6.81%	6.70%	80,145	4,780,838	4,860,983	-	-	-	-
Foreign	Edelnor	Peru	AFP Prima	Peru	S/.	7.13%	7.00%	83,817	251,452	335,269	5,203,598	-	-	5,203,598
Foreign	Edelnor	Peru	AFP Profuturo	Peru	S/.	7.72%	7.58%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	AFP Profuturo	Peru	S/.	8.06%	7.91%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	AFP Horizonte	Peru	S/.	6.56%	6.46%	91,012	5,602,792	5,693,804	-	-	-	-
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	S/.	7.06%	6.94%	99,752	299,257	399,009	798,018	5,773,835	-	6,571,853
Foreign	Edelnor	Peru	AFP Prima	Peru	S/.	6.63%	6.52%	62,441	187,322	249,763	3,843,809	-	-	3,843,809
Foreign	Edelnor	Peru	AFP Prima	Peru	S/.	7.44%	7.30%	105,041	315,122	420,163	840,325	840,325	6,341,102	8,021,752
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	S/.	6.50%	6.40%	61,265	183,796	245,061	490,123	3,964,772	-	4,454,895
Foreign	Edelnor	Peru	FCR - Macrofondo	Peru	S/.	7.03%	6.91%	66,260	198,780	265,040	530,079	530,079	3,782,641	4,842,799
Foreign	Edelnor	Peru	Interseguro Cia de Seguros	Peru	S/.	6.28%	6.19%	118,575	355,725	474,300	948,600	948,600	9,576,409	11,473,609
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	S/.	6.06%	5.97%	143,077	429,232	572,309	1,144,619	1,144,619	13,049,859	15,339,097
Foreign	Edelnor	Peru	Essalud Health Insurance	Peru	S/.	7.84%	7.70%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	AFP Prima	Peru	S/.	6.84%	6.73%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Mapfre Perú Cia de Seguros	Peru	S/.	6.28%	6.19%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	AFP Profuturo	Peru	S/.	8.31%	8.15%	94,494	283,481	377,975	4,778,264	-	-	4,778,264
Foreign	Edelnor	Peru	AFP Profuturo	Peru	S/.	7.91%	7.76%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	AFP Profuturo	Peru	S/.	7.56%	7.42%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	FCR - Macrofondo	Peru	S/.	5.56%	5.49%	131,326	393,977	525,303	1,050,605	1,050,605	11,852,798	13,954,008
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	S/.	5.00%	4.94%	94,484	283,452	377,936	755,871	755,871	10,513,101	12,024,843
Foreign	Edelnor	Peru	AFP Profuturo	Peru	S/.	5.77%	5.69%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	AFP Horizonte	Peru	S/.	6.06%	5.97%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	AFP Profuturo	Peru	S/.	6.67%	6.56%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	AFP Profuturo	Peru	S/.	7.97%	7.81%	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	S/.	5.00%	4.94%	121,972	365,917	487,889	975,778	975,778	12,864,045	14,815,601
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	S/.	6.75%	6.64%	160,240	480,721	640,961	1,281,922	1,281,922	10,469,655	13,033,499
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	S/.	7.28%	7.15%	122,685	368,055	490,740	981,481	981,481	12,974,185	14,937,147
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	S/.	6.50%	6.40%	160,947	482,841	643,788	1,287,576	1,287,576	10,635,313	13,210,465
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	S/.	7.38%	7.24%	217,255	651,766	869,021	1,738,042	1,738,042	22,723,776	26,199,860
Foreign	Edesur S.A.	Argentina	oeds7	Argentina	Ar$	12.28%	11.75%	-	-	-	-	-	-	-
94,271,000-3	Enersis S.A.	Chile	Yankee bonds 2016	USA	US$	7.69%	7.38%	2,529,192	7,587,577	10,116,769	151,478,122	-	-	151,478,122
94,271,000-3	Enersis S.A.	Chile	Yankee bonds 2026	USA	US$	7.76%	7.40%	7,750	23,250	31,000	62,000	62,000	698,913	822,913
94,271,000-3	Enersis S.A.	Chile	Yankee bonds 2014	USA	US$	7.76%	6.60%	185,115,803	-	185,115,803	-	-	-	-
94,271,000-3	Enersis S.A.	Chile	UF 269 bonds	Chile	U.F.	7.02%	5.75%	591,317	4,451,182	5,042,499	9,872,148	9,560,495	15,867,590	35,300,233
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	The Bank of New York Mellon - First Issue S-1	USA	US$	7.96%	7.88%	2,217,451	6,652,353	8,869,804	17,739,609	17,739,609	180,634,922	216,114,140
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	The Bank of New York Mellon - First Issue S-2	USA	US$	7.40%	7.33%	708,960	2,126,881	2,835,841	5,671,683	5,671,683	68,415,434	79,758,800
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	The Bank of New York Mellon - First Issue S-3	USA	US$	8.26%	8.13%	449,981	1,349,943	1,799,924	3,599,848	3,599,848	150,474,683	157,674,379
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	The Bank of New York Mellon - 144 - A	USA	US$	8.50%	8.35%	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	The Bank of New York Mellon - 144 - A	USA	US$	8.83%	8.63%	2,362,286	7,086,859	9,449,145	111,406,931	-	-	111,406,931
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Banco Santander Chile - 317 Series-H	Chile	U.F.	7.17%	6.20%	1,528,468	9,275,107	10,803,575	20,402,902	18,797,239	71,006,646	110,206,787
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Banco Santander Chile - 522 Series-M	Chile	U.F.	4.82%	4.75%	3,915,630	11,746,890	15,662,520	31,325,041	31,325,041	323,567,202	386,217,284
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Banco Santander Chile - 318 Series-K	Chile	U.F.	3.86%	3.86%	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Banco Santander Chile - 264 Series-F	Chile	U.F.	6.44%	6.44%	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	A-10 bonds	Colombia	CP	6.89%	6.72%	939,183	2,817,550	3,756,733	57,903,035	-	-	57,903,035
Foreign	Emgesa S.A. E.S.P.	Colombia	A102 bonds	Colombia	CP	6.89%	6.72%	178,890	536,671	715,561	11,029,149	-	-	11,029,149
Foreign	Emgesa S.A. E.S.P.	Colombia	B-103 bonds	Colombia	CP	7.00%	7.00%	734,499	2,203,498	2,937,997	5,875,994	46,856,691	-	52,732,685
Foreign	Emgesa S.A. E.S.P.	Colombia	A5 bonds	Colombia	CP	5.54%	5.43%	13,616,326	-	13,616,326	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	B10 bonds	Colombia	CP	7.64%	7.43%	824,131	2,472,393	3,296,524	6,593,049	6,593,049	44,205,339	57,391,437
Foreign	Emgesa S.A. E.S.P.	Colombia	B15 bonds	Colombia	CP	7.96%	7.73%	297,055	891,166	1,188,221	2,376,444	2,376,444	21,276,616	26,029,504
Foreign	Emgesa S.A. E.S.P.	Colombia	E5-09 bonds	Colombia	CP	9.27%	9.27%	582,915	25,929,967	26,512,882	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	B09-09 bonds	Colombia	CP	7.76%	7.55%	1,153,945	3,461,835	4,615,780	9,231,559	66,821,758	-	76,053,317
Foreign	Emgesa S.A. E.S.P.	Colombia	B12 bonds	Colombia	CP	7.97%	7.74%	485,500	1,456,499	1,941,999	3,883,998	3,883,998	29,449,526	37,217,522
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign bonds	Colombia	CP	10.17%	10.17%	4,486,961	13,460,883	17,947,844	35,895,687	35,895,687	213,793,324	285,584,698
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo bonds	Colombia	CP	10.17%	10.17%	624,384	1,873,151	2,497,535	4,995,071	4,995,071	29,750,447	39,740,589
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo B10 bonds	Colombia	CP	5.34%	5.24%	1,100,769	3,302,308	4,403,077	8,806,155	8,806,155	99,436,473	117,048,783
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo B15 bonds	Colombia	CP	5.46%	5.36%	753,246	2,259,737	3,012,983	6,025,966	6,025,966	81,666,289	93,718,221
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo B12-13 bonds	Colombia	CP	6.85%	6.68%	1,648,116	4,944,349	6,592,465	13,184,931	13,184,931	143,514,560	169,884,422
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo B6-13 bonds	Colombia	CP	6.08%	5.95%	616,960	1,850,879	2,467,839	4,935,677	4,935,677	43,453,010	53,324,364
Foreign	Emgesa S.A. E.S.P.	Colombia	B6-13 bonds	Colombia	CP	6.08%	5.95%	199,976	599,927	799,903	1,599,806	1,599,806	14,084,549	17,284,161
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	US$	6.57%	6.47%	82,595	247,784	330,379	660,757	5,613,285	-	6,274,042
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	S/.	6.41%	6.31%	74,183	222,548	296,731	593,463	593,463	5,739,253	6,926,179
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	S/.	6.38%	6.28%	73,816	221,447	295,263	590,525	590,525	4,872,930	6,053,980
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	S/.	6.86%	6.75%	63,459	3,866,320	3,929,779	-	-	-	-
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	S/.	6.61%	6.50%	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	S/.	6.54%	6.44%	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	S/.	6.74%	6.63%	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	S/.	6.70%	6.59%	5,408,901	-	5,408,901	-	-	-	-
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	US$	6.44%	6.34%	80,999	242,996	323,995	647,989	647,989	8,198,326	9,494,304
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	US$	9.20%	9.00%	111,697	5,406,082	5,517,779	-	-	-	-
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	US$	7.93%	7.78%	81,132	243,395	324,527	649,053	649,053	4,318,583	5,616,689
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	US$	7.25%	7.13%	57,826	173,478	231,304	3,359,066	-	-	3,359,066
Foreign	Edegel S.A.A	Peru	Banco Scotiabank	Peru	US$	6.74%	6.63%	84,590	253,769	338,359	5,791,110	-	-	5,791,110
Foreign	Edegel S.A.A	Peru	Banco Scotiabank	Peru	US$	6.09%	6.00%	76,610	229,829	306,439	5,791,642	-	-	5,791,642
Foreign	Edegel S.A.A	Peru	Banco Scotiabank	Peru	US$	5.87%	5.78%	73,816	221,449	295,265	590,532	590,532	5,772,090	6,953,154
Foreign	Chinango S.A.C.	Peru	Banco Continental	Peru	US$	6.15%	6.06%	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Banco Continental	Peru	S/.	6.57%	6.47%	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Banco Continental	Peru	S/.	6.25%	6.16%	4,724,809	-	4,724,809	-	-	-	-

			Total					323.278.458	203.603.475	526.881.933	829.996.345	680,067,487	1,786,185,487	3,296,249,319

December 31, 2012							January 1, 2012
Current			Non-current				Current			Non-current
Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
-	-	-	-	-	-	-	6,698,731	102,230,946	108,929,677	59.162.266	133.237.309	-	192.399.575
649,029	1,947,086	2,596,115	18,249,614	14,355,442	-	32,605,056	-	-	-	-	-	-	-
1,306,206	16,457,896	17,764,102	30,303,386	-	-	30,303,386	-	-	-	-	-	-	-
1,563,703	4,691,110	6,254,813	12,509,626	39,253,525	16,499,357	68,262,508	-	-	-	-	-	-	-
486,106	1,458,317	1,944,423	3,888,844	25,374,189	-	29,263,033	-	-	-	-	-	-	-
2,063,384	6,190,152	8,253,536	16,507,071	39,266,574	53,772,545	109,546,190	-	-	-	-	-	-	-
1,578,308	4,734,924	6,313,232	69,271,323	-	-	69,271,323	1,601,595	5,385,582	6,987,177	74.917.478	-	-	74.917.478
2,233,916	6,701,749	8,935,665	17,871,330	117,176,843	-	135,048,173	2,268,235	7,627,252	9,895,487	18.295.433	139.590.884	-	157.886.317
-	-	-	-	-	-	-	142,540	9,063,816	9,206,356	-	-	-	-
452,748	24,509,254	24,962,002	-	-	-	-	369,477	1,242,417	1,611,894	24.349.062	-	-	24.349.062
457,666	21,816,289	22,273,955	-	-	-	-	467,694	1,572,686	2,040,380	22.071.605	-	-	22.071.605
464,493	1,393,478	1,857,971	3,715,942	3,715,942	23,519,736	30,951,620	469,953	1,580,283	2,050,236	3.790.614	32.393.688	-	36.184.302
21,879,751	-	21,879,751	-	-	-	-	346,784	1,166,108	1,512,892	21.620.973	-	-	21.620.973
682,706	2,048,119	2,730,825	5,461,651	39,717,086	-	45,178,737	717,221	2,411,754	3,128,975	5.785.056	46.931.965	-	52.717.021
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
942,362	16,618,350	17,560,712	15,675,987	-	-	15,675,987	2,539,943	23,718,519	26,258,462	43.973.620	34.824.619	-	78.798.239
563,189	1,689,567	2,252,756	16,501,261	13,122,127	-	29,623,388	-	-	-	-	-	-	-
2,296,178	6,888,534	9,184,712	18,369,423	63,685,490	27,257,611	109,312,524	2,577,076	8,665,772	11,242,848	20.786.524	32.496.725	90.131.132	143.414.381
65,162	195,487	260,649	4,844,664	-	-	4,844,664	63,823	214,613	278,436	5.077.124	-	-	5.077.124
78,864	236,592	315,456	4,905,580	-	-	4,905,580	76,203	256,244	332,447	5.180.728	-	-	5.180.728
157,047	471,140	628,187	9,793,310	-	-	9,793,310	151,944	510,933	662,877	10.342.337	-	-	10.342.337
122,881	368,642	491,523	6,370,075	-	-	6,370,075	126,147	424,187	550,334	1.017.494	6.418.045	-	7.435.539
68,809	206,427	275,236	550,471	3,402,611	-	3,953,082	70,593	237,379	307,972	569.399	4.271.435	-	4.840.834
50,772	152,315	203,087	406,174	2,951,787	-	3,357,961	52,086	175,146	227,232	420.122	3.482.779	-	3.902.901
101,946	305,837	407,783	815,566	5,175,028	-	5,990,594	104,593	351,709	456,302	843.643	6.430.925	-	7.274.568
46,822	2,925,647	2,972,469	-	-	-	-	48,033	161,519	209,552	3.034.955	-	-	3.034.955
55,380	166,139	221,519	4,050,553	-	-	4,050,553	56,814	191,045	247,859	458.259	3.910.505	-	4.368.764
129,963	389,890	519,853	8,376,812	-	-	8,376,812	133,328	448,335	581,663	1.075.419	8.019.674	-	9.095.093
79,787	239,362	319,149	4,853,567	-	-	4,853,567	81,845	275,214	357,059	5.284.017	-	-	5.284.017
83,444	250,333	333,777	667,555	4,860,882	-	5,528,437	85,597	287,833	373,430	690.422	5.790.825	-	6.481.247
53,186	2,851,853	2,905,039	-	-	-	-	54,563	183,474	238,037	2.962.950	-	-	2.962.950
108,459	5,777,404	5,885,863	-	-	-	-	111,264	374,141	485,405	6.004.573	-	-	6.004.573
90,609	271,826	362,435	5,685,232	-	-	5,685,232	92,948	312,552	405,500	6.177.926	-	-	6.177.926
99,182	297,547	396,729	793,458	6,161,764	-	6,955,222	101,873	342,563	444,436	821.704	6.921.650	-	7.743.354
62,025	186,076	248,101	4,085,997	-	-	4,085,997	63,749	214,363	278,112	514.191	3.917.515	-	4.431.706
104,449	313,346	417,795	835,588	835,588	6,746,909	8,418,085	107,277	360,734	468,011	865.289	2.512.167	6.209.886	9.587.342
60,855	182,566	243,421	486,841	4,221,751	-	4,708,592	62,548	210,325	272,873	504.506	4.816.026	-	5.320.532
65,829	197,487	263,316	526,631	526,631	4,040,453	5,093,715	68,516	230,393	298,909	552.643	5.457.537	-	6.010.180
119,124	357,371	476,495	952,989	952,989	9,575,198	11,481,176	-	-	-	-	-	-	-
143,745	431,236	574,981	1,149,961	1,149,961	16,862,736	19,162,658	-	-	-	-	-	-	-
755,962	-	755,962	-	-	-	-	15,147	821,547	836,694	-	-	-	-
5,664,849	-	5,664,849	-	-	-	-	98,656	6,111,343	6,209,999	-	-	-	-
3,814,063	-	3,814,063	-	-	-	-	60,381	203,039	263,420	3.893.541	-	-	3.893.541
94,076	282,228	376,304	5,147,475	-	-	5,147,475	96,506	324,515	421,021	778.412	4.863.685	-	5.642.097
-	-	-	-	-	-	-	51,945	2,662,041	2,713,986	-	-	-	-
5,669,822	-	5,669,822	-	-	-	-	6,276,791	-	6,276,791	-	-	-	-
133,594	400,781	534,375	1,068,749	1,068,749	11,881,733	14,019,231	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	3,926,418	-	3,926,418	-	-	-	-
-	-	-	-	-	-	-	7,975,989	-	7,975,989	-	-	-	-
-	-	-	-	-	-	-	6,065,488	-	6,065,488	-	-	-	-
-	-	-	-	-	-	-	4,936,463	-	4,936,463	-	-	-	-
90,003	270,010	360,013	720,026	720,026	10,360,492	11,800,544	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	116,551	4,100,169	4,216,720	-	-	-	-
2,297,908	6,893,723	9,191,631	18,383,260	128,761,093	-	147,144,353	2,492,775	8,382,298	10,875,073	20.106.557	158.089.452	-	178.196.009
7,041	21,124	28,165	56,331	56,331	664,287	776,949	7,638	25,685	33,323	61.611	178.874	660.104	900.589
3,166,579	9,499,738	12,666,317	168,631,075	-	-	168,631,075	9,552,437	5,637,390	15,189,827	195.829.642	-	-	195.829.642
669,150	4,474,479	5,143,629	10,049,549	9,701,503	20,334,599	40,085,651	837,156	5,068,678	5,905,834	10.912.682	27.372.736	11.324.847	49.610.265
1,975,290	5,925,870	7,901,160	15,802,321	15,802,321	171,658,937	203,263,579	703,310	2,364,976	3,068,286	5.672.852	16.469.819	84.974.171	107.116.842
630,588	1,891,764	2,522,352	5,044,703	5,044,703	78,366,028	88,455,434	2,204,773	7,413,852	9,618,625	17.783.553	51.630.453	177.679.777	247.093.783
406,804	1,220,413	1,627,217	3,254,435	3,254,435	146,965,217	153,474,087	2,384,734	8,018,994	10,403,728	19.235.104	109.486.718	-	128.721.822
4,127,302	198,393,750	202,521,052	-	-	-	-	4,635,971	15,589,088	20,225,059	218.659.499	-	-	218.659.499
2,125,688	6,377,065	8,502,753	109,928,712	-	-	109,928,712	457,603	1,538,753	1,996,356	3.690.997	10.715.959	162.562.141	176.969.097
1,684,588	9,620,049	11,304,637	21,363,797	19,703,160	79,761,211	120,828,168	2,124,125	11,532,964	13,657,089	24.422.163	58.670.925	66.097.899	149.190.987
4,117,526	12,352,579	16,470,105	32,940,209	32,940,209	339,022,623	404,903,041	4,973,783	16,725,028	21,698,811	40.118.205	136.748.818	305.217.831	482.084.854
-	-	-	-	-	-	-	1,746,368	5,872,402	7,618,770	14.086.088	40.895.714	145.246.623	200.228.425
-	-	-	-	-	-	-	31,321,953	-	31,321,953	-	-	-	-
1,102,280	3,306,839	4,409,119	62,006,104	-	-	62,006,104	1,150,327	3,868,134	5,018,461	9.278.465	-	56.536.718	65.815.183
209,956	629,869	839,825	11,810,678	-	-	11,810,678	216,825	729,104	945,929	1.748.896	10.768.120	-	12.517.016
894,296	2,682,888	3,577,184	7,154,367	50,204,631	-	57,358,998	1,129,556	3,798,288	4,927,844	9.110.927	-	62.840.794	71.951.721
223,748	671,245	894,993	13,536,136	-	-	13,536,136	179,093	602,226	781,319	14.001.389	-	-	14.001.389
946,998	2,840,995	3,787,993	7,575,987	7,575,987	47,759,102	62,911,076	989,794	3,328,320	4,318,114	7.983.617	-	65.971.663	73.955.280
339,573	1,018,719	1,358,292	2,716,583	2,716,583	23,403,981	28,837,147	354,285	1,191,331	1,545,616	2.857.637	8.296.492	21.943.442	33.097.571
577,113	1,731,338	2,308,451	26,317,195	-	-	26,317,195	569,828	1,916,126	2,485,954	28.105.888	-	-	28.105.888
1,325,639	3,976,917	5,302,556	10,605,111	10,605,111	62,175,621	83,385,843	1,328,332	4,466,698	5,795,030	10.714.236	84.115.563	-	94.829.799
555,900	1,667,701	2,223,601	4,447,203	4,447,203	32,223,666	41,118,072	556,858	1,872,513	2,429,371	4.491.583	13.040.277	28.416.894	45.948.754
618,169	1,854,506	2,472,675	4,945,349	4,945,349	31,993,565	41,884,263	610,366	2,052,440	2,662,806	4.923.173	-	43.251.722	48.174.895
4,442,297	13,326,891	17,769,188	35,538,377	35,538,377	229,912,869	300,989,623	4,386,227	14,749,291	19,135,518	35.379.018	-	310.816.486	346.195.504
1,264,032	3,792,096	5,056,128	10,112,255	10,112,255	106,512,256	126,736,766	-	-	-	-	-	-	-
859,450	2,578,349	3,437,799	6,875,596	6,875,596	88,532,392	102,283,584	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
79,897	239,692	319,589	639,178	639,178	4,814,505	6,092,861	97,652	235,722	333,374	616.363	1.789.469	5.500.435	7.906.267
73,875	221,624	295,499	590,997	590,997	6,023,737	7,205,731	160,276	-	160,276	-	-	10.819.378	10.819.378
73,509	220,527	294,036	588,072	588,072	5,159,550	6,335,694	79,552	267,504	347,056	4.950.085	-	-	4.950.085
63,196	189,587	252,783	3,923,716	-	-	3,923,716	78,051	262,457	340,508	4.868.653	-	-	4.868.653
4,770,062	-	4,770,062	-	-	-	-	77,676	261,195	338,871	5.051.067	-	-	5.051.067
75,338	4,744,218	4,819,556	-	-	-	-	73,923	248,577	322,500	5.114.463	-	-	5.114.463
77,532	4,771,525	4,849,057	-	-	-	-	89,628	301,387	391,015	5.873.636	-	-	5.873.636
87,352	262,056	349,408	5,400,952	-	-	5,400,952	77,300	259,934	337,234	4.919.966	-	-	4.919.966
78,353	235,060	313,413	626,827	626,827	7,948,123	9,201,777	83,851	281,959	365,810	2.639.913	-	8.220.849	10.860.762
108,049	324,147	432,196	5,049,991	-	-	5,049,991	115,630	388,820	504,450	5.903.654	-	-	5.903.654
78,482	235,446	313,928	627,856	627,856	4,249,866	5,505,578	83,988	282,422	366,410	677.444	6.208.170	-	6.885.614
55,926	167,777	223,703	3,285,038	-	-	3,285,038	59,850	201,252	261,102	3.783.487	-	-	3.783.487
81,827	245,481	327,308	654,617	4,978,803	-	5,633,420	87,568	294,460	382,028	706.319	6.190.863	-	6.897.182
74,108	222,323	296,431	592,861	5,010,196	-	5,603,057	79,307	266,681	345,988	639.685	6.096.813	-	6.736.498
71,406	214,217	285,623	571,246	571,246	5,573,336	6,715,828	85,503	287,515	373,018	689.660	6.853.252	-	7.542.912
-	-	-	-	-	-	-	75,800	254,886	330,686	611.394	1.775.041	5.728.426	8.114.861
75,703	4,870,634	4,946,337	-	-	-	-	75,424	253,624	329,048	608.367	6.582.587	-	7.190.954
72,046	216,138	288,184	4,718,008	-	-	4,718,008	64,842	218,041	282,883	4.267.060	-	-	4.267.060

96,355,030	449,001,726	545,356,756	911,777,424	749,613,007	1,673,572,241	3,334,962,672	125,993,266	315,961,506	441,954,772	1,102,917,283	1,248,264,073	1,670,151,218	4,021,332,574

c ) Financial lease obligations

i.	Financial lease obligations by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2013
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non-current
91,081,000-6	Endesa S.A. (Chile)	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	581,073	1,742,183	2,323,256	4,637,718	4,624,689	13,024,032	22,286,439
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	2.02%	1,486,952	4,421,036	5,907,988	15,369,699	11,585,284	-	26,954,983
Foreign	Edelnor	Peru	Foreign	BBVA	Peru	S/.	6.27%	1,023,566	1,730,562	2,754,128	503,722			503,722
Foreign	Caboblanco	Peru	Foreign	Banco Scotiabank	Peru	US$	5.80%	1,778,978	5,337,073	7,116,051	14,233,269	14,234,979	25,785,333	54,253,581
Foreign	Edesur S.A.	Argentina	Foreign	COMAFI	Argentina	Ar$	25.15%	74,643	105,938	180,581	-	-	-	-

			Total					4,945,212	13,336,792	18,282,004	34,744,408	30,444,952	38,809,365	103,998,725

December 31, 2012							January 1, 2012
Current			Non-current				Current			Non-current
Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non-current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non-current
517,486	1,552,682	2,070,168	4,142,238	4,145,057	13,854,905	22,142,200	567,586	1,900,568	2,468,154	4,556,135	12,220,275	10,867,880	27,644,290
1,406,430	4,177,025	5,583,455	12,608,401	17,546,542	-	30,154,943	2,137,134	6,953,795	9,090,929	11,858,222	27,292,271	-	39,150,493
1,230,672	3,009,713	4,240,385	2,238,071	-	-	2,238,071	1,178,706	3,660,137	4,838,843	2,604,306	-	-	2,604,306
-	-	-	-	-	-	-	-	-	-	-	-	-	-
216,766	313,356	530,122	216,179	-	-	216,179	170,578	411,253	581,831	673,700	-	-	673,700

3,371,354	9,052,776	12,424,130	19,204,889	21,691,599	13,854,905	54,751,393	4,054,004	12,925,753	16,979,757	19,692,363	39,512,546	10,867,880	70,072,789

d ) Other liabilities

i.	Other liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2013
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non-current
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	7.42%	72,176,231	-	72,176,231	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	7.42%	2,242,057	-	2,242,057	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Other	Argentina	Ar$	17.29%	922,114	2,556,048	3,478,162	1,528,787	-	-	1,528,787
96,827,970-K	Endesa Eco S.A.	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$	6.10%	-	-	-	-	-	-	-
Foreign	Hidroinvest S.A.	Argentina	Foreign	Other	Argentina	US$	2.67%	767	145,344	146,111	-	-	-	-
Foreign	Dock Sud	Argentina	Foreign	YPF Internacional	Argentina	US$	19.79%	48,246	144,738	192,984	1,127,937	-	-	1,127,937
Foreign	Dock Sud	Argentina	Foreign	YPF Argentina	Argentina	US$	5.27%	27,505,551	-	27,505,551	-	-	-	-
Foreign	Dock Sud	Argentina	Foreign	PAN American Energy	Argentina	US$	3.27%	41,263	3,656,181	3,697,444	-	-	-	-
Foreign	Dock Sud	Argentina	Foreign	Repsol International Finance	Argentina	US$	3.91%	11,400	2,065,397	2,076,797	-	-	-	-
Foreign	Ampla Energía E Servicios S.A.	Brazil	Foreign	Eletrobrás	Brazil	R$	6.54%	417,902	1,223,454	1,641,356	3,009,621	2,193,266	958,889	6,161,776
Foreign	Ampla Energía E Servicios S.A.	Brazil	Foreign	Bndes	Brazil	R$	8.58%	5,428,006	21,946,195	27,374,201	61,033,558	49,465,992	31,860,390	142,359,940
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Eletrobras	Brazil	R$	7.77%	4,024,633	11,802,083	15,826,716	11,961,008	10,483,211	1,206,494	23,650,713
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	US$	6.26%	898,802	2,638,502	3,537,304	6,553,788	5,415,570	6,647,844	18,617,202
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	R$	13.73%	941,899	-	941,899	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	BNDES	Brazil	R$	4.47%	16,315	83,473	99,788	124,523	124,523	1,791,238	2,040,284
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Nordeste	Brazil	R$	8.70%	3,748,035	14,210,032	17,958,067	18,239,180	16,216,681	13,738,332	48,194,193
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Faelce	Brazil	R$	13.22%	1,482,648	1,470,262	2,952,910	-	-	-	-

			Total					119,905,869	61,941,709	181,847,578	103,578,402	83,899,243	56,203,187	243,680,832

December 31, 2012							January 1, 2012
Current			Non-current				Current			Non-current
Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non-current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
56,264,078	-	56,264,078	-	-	-	-	14,958,554	10,030,787	24,989,341	32,747,272	24,243,194	-	56,990,466
11,534,186	-	11,534,186	-	-	-	-	2,296,618	67,527	2,364,145	161,976	1,139,597	-	1,301,573
799,346	5,846,518	6,645,864	6,019,282	-	-	6,019,282	547,198	884,765	1,431,963	-	-	-	-
2,017,319	-	2,017,319	-	-	-	-	-	3,930,734	3,930,734	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
285,377	965,266	1,250,643	3,045,792	2,592,406	1,861,196	7,499,394	-	-	-	-	-	-	-
4,536,007	13,214,919	17,750,926	31,774,969	27,224,080	14,032,389	73,031,438	-	-	-	-	-	-	-
1,190,648	3,151,597	4,342,245	6,954,127	6,017,081	8,923,825	21,895,033	-	-	-	-	-	-	-
16,441	113,614	130,055	149,411	115,228	1,694,259	1,958,898	-	-	-	-	-	-	-
1,116,763	3,235,164	4,351,927	935,799	-	-	935,799	-	-	-	-	-	-	-
3,934,967	9,755,961	13,690,928	12,079,881	-	-	12,079,881	-	-	-	-	-	-	-
2,267,540	8,719,128	10,986,668	22,974,521	11,730,771	6,498,966	41,204,258	-	-	-	-	-	-	-
121,287	3,117,565	3,238,852	1,498,141	-	-	1,498,141	-	-	-	-	-	-	-

84,083,959	48,119,732	132,203,691	85,431,923	47,679,566	33,010,635	166,122,124	17,802,370	14,913,813	32,716,183	32,909,248	25,382,791	-	58,292,039

APPENDIX 5 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

This appendix forms an integral part of the Enersis financial statements.

The detail of assets and liabilities denominated in foreign currencies is the following:

ASSETS	Foreign Currency	Functional Currency	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

CURRENT ASSETS

Cash and cash equivalents			243,248,751	4,678,601	19,517,825
	U.S. dollar	Chilean peso	228,296,107	-
	U.S. dollar	Colombian peso	27,448	10,947	5,634
	U.S. dollar	Peruvian nuevo sol	12,971,259	4,233,557	3,201,968
	U.S. dollar	Argentine peso	1,953,937	434,097	16,310,223
Accounts receivable from related companies			28,384,147	14,361,204	20,299,704
	U.S. dollar	Chilean peso	28,384,147	14,361,204	20,299,704
Total current assets other than assets classified as held for sale and discontinued operations			271,632,898	19,039,805	39,817,529

TOTAL CURRENT ASSETS			271,632,898	19,039,805	39,817,529

Investments accounted for using the equity method			171,750,431	141,911,625	141,911,625
	U.S. dollar	Chilean peso	138,667,415	105,615,031	105,615,031
	Colombian peso	Chilean peso	33,083,016	33,527,186	33,527,186
	Argentine peso	Chilean peso	-	2,769,408	2,769,408

Goodwill			395,020,857	426,209,853	477,068,142
	Brazilian real	Peruvian nuevo sol	8,287,322	8,703,399	10,361,690
	Brazilian real	Chilean peso	242,896,782	272,442,268	313,990,020
	Colombian peso	Chilean peso	11,786,530	11,742,640	11,589,629
	Peruvian nuevo sol	Chilean peso	125,059,831	124,877,836	128,304,143
	Argentine peso	Chilean peso	6,990,392	8,443,710	12,822,660

TOTAL NON-CURRENT ASSETS			566,771,288	568,121,478	618,979,767

TOTAL ASSETS			838,404,185	587,161,283	658,797,296

			12-31-2013							12-31-2012							01-01-2012
			Current Liabilities			Non-current Liabilities				Current Liabilities			Non-current Liabilities				Current Liabilities			Non-current Liabilities
			90 days or less	91 days to 1 year	Total	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total	90 days or less	91 days to 1 year	Total	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total	90 days or less	91 days to 1 year	Total	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total
	Foreign Currency	Functional Currency	ThCh$	ThCh$	Current	ThCh$	ThCh$	ThCh$	Non- current	ThCh$	ThCh$	Current	ThCh$	ThCh$	ThCh$	Non-current	ThCh$	ThCh$	Current	ThCh$	ThCh$	ThCh$	Non-current
LIABILITIES
Other current financial liabilities	U.S. dollar		307,747,217	177,133,879	484,881,096	383,323,064	99,843,837	460,285,486	943,452,387	97,469,345	255,065,083	352,534,428	487,384,775	223,960,388	450,043,533	1,161,388,696	40,083,024	110,007,608	150,090,632	698,191,147	484,059,182	493,795,421	1,676,045,750
	U.S. dollar	Chilean peso	194,815,346	133,412,220	328,227,566	295,488,736	31,697,829	413,247,984	740,434,549	18,090,391	234,307,578	252,397,969	424,225,534	157,063,940	411,509,374	992,798,848	13,719,841	58,161,835	71,881,676	595,227,849	359,668,296	436,744,073	1,391,640,218
	U.S. dollar	Brazilian real	441,332	8,523,199	8,964,531	14,089,112	6,201,875	2,963,170	23,254,157	486,256	7,606,194	8,092,450	16,493,010	9,064,986	3,838,731	29,396,727	644,936	12,599,186	13,244,122	17,532,685	17,877,446	6,352,599	41,762,730
	U.S. dollar	Peruvian nuevo sol	6,970,851	20,922,911	27,893,762	72,103,844	61,944,133	44,074,332	178,122,309	4,249,373	7,926,216	12,175,589	38,829,516	57,831,462	34,695,428	131,356,406	5,801,056	29,810,106	35,611,162	68,288,019	104,901,377	50,698,749	223,888,145
	U.S. dollar	Argentine peso	105,519,688	14,275,549	119,795,237	1,641,372	-	-	1,641,372	74,643,325	5,225,095	79,868,420	7,836,715	-	-	7,836,715	19,917,191	9,436,481	29,353,672	17,142,594	1,612,063	-	18,754,657

TOTAL LIABILITIES			307,747,217	177,133,879	484,881,096	383,323,064	99,843,837	460,285,486	943,452,387	97,469,345	255,065,083	352,534,428	487,384,775	223,960,388	450,043,533	1,161,388,696	40,083,024	110,007,608	150,090,632	698,191,147	484,059,182	493,795,421	1,676,045,750

APPENDIX 6 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of the Enersis financial statements.

a ) Portfolio stratification

-	Trade and other accounts receivable by time in arrears:

Trade and Other Accounts Receivable	Balance at
	12-31-2013
	Up-to-date Portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$

Trade receivables, gross	688,559,771	84,451,304	32,613,952	7,862,372	6,501,113	25,830,569	5,393,470	3,855,957	2,669,480	144,514,712	1,002,252,700	181,381,483
Impairment provision	(825,148)	(14,350,566)	(3,978,738)	(2,686,557)	(2,841,657)	(2,050,077)	(2,205,947)	(1,805,495)	(1,276,773)	(115,125,053)	(147,146,011)	-
Other accounts receivable, gross	199,879,449	-	-	-	-	-	-	-	-	-	199,879,449	41,664,190
Impairment provision	(9,722,257)	-	-	-	-	-	-	-	-	-	(9,722,257)	-

Total	877,891,815	70,100,738	28,635,214	5,175,815	3,659,456	23,780,492	3,187,523	2,050,462	1,392,707	29,389,659	1,045,263,881	223,045,673

Trade and Other Accounts Receivable	Balance at
	31-12-2012
	Up-to-date Portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$

Trade receivables, gross	568,603,924	83,059,091	30,146,987	14,208,442	6,950,901	6,285,601	4,593,720	3,939,017	4,078,959	161,254,293	883,120,935	163,265,685
Impairment provision	(1,721,285)	(801,133)	(383,295)	(610,266)	(2,623,541)	(1,822,179)	(1,995,174)	(1,258,369)	(916,660)	(133,909,619)	(146,041,521)	-
Other accounts receivable, gross	121,511,946	-	-	-	-	-	-	-	-	-	121,511,946	39,634,657
Impairment provision	(11,800,249)									-	(11,800,249)	-

Total	676,594,336	82,257,958	29,763,692	13,598,176	4,327,360	4,463,422	2,598,546	2,680,648	3,162,299	27,344,674	846,791,111	202,900,342

Trade and Other Accounts Receivable	Balance at
	01-01-2012
	Up-to-date Portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$

Trade receivables, gross	534,607,770	79,940,683	35,672,835	12,874,596	8,896,804	7,584,496	5,471,489	8,895,281	4,139,605	347,989,128	1,046,072,687	182,387,693
Impairment provision	(2,786,319)	(489,464)	(185,027)	(4,711,605)	(3,233,750)	(2,895,859)	(4,921,080)	(5,688,359)	(1,381,095)	(155,804,524)	(182,097,082)	(999,510)
Other accounts receivable, gross	57,740,000	-	-	1,942,424	-	-	790,882	-	-	26,884,891	87,358,197	261,740,309
Impairment provision	(1,326,089)	-	-	-	-	-	-	-	-	-	(1,326,089)	-

Total	588,235,362	79,451,219	35,487,808	10,105,415	5,663,054	4,688,637	1,341,291	3,206,922	2,758,510	219,069,495	950,007,713	443,128,492

- By type of portfolio:

Time in Arrears	Balance at						Balance at						Balance at
	12-31-2013						12-31-2012						01-01-2012
	Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio		Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio		Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio
	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$

Up-to-date	10,181,482	675,688,355	111,812	12,871,416	10,293,294	688,559,771	10,265,337	550,831,089	122,447	17,772,835	10,387,784	568,603,924	7,908,458	513,850,924	92,748	20,756,846	8,001,206	534,607,770
1 to 30 days	2,176,060	78,924,126	89,451	5,527,178	2,265,511	84,451,304	2,063,408	78,172,320	84,147	4,886,771	2,147,555	83,059,091	2,128,913	75,776,992	16,026	4,163,691	2,144,939	79,940,683
31 to 60 days	408,044	30,106,897	28,598	2,507,055	436,642	32,613,952	370,463	27,695,081	26,791	2,451,906	397,254	30,146,987	423,750	28,581,319	49,184	7,091,516	472,934	35,672,835
61 to 90 days	83,717	6,311,465	23,208	1,550,907	106,925	7,862,372	76,346	12,305,773	22,786	1,902,669	99,132	14,208,442	133,395	11,531,589	795	1,343,007	134,190	12,874,596
91 to 120 days	58,782	5,220,020	14,156	1,281,093	72,938	6,501,113	54,817	5,352,744	14,208	1,598,157	69,025	6,950,901	113,101	7,636,149	6,420	1,260,655	119,521	8,896,804
121 to 150 days	47,384	24,672,166	14,022	1,158,403	61,406	25,830,569	43,467	4,856,977	14,030	1,428,624	57,497	6,285,601	98,637	6,367,912	8,836	1,216,584	107,473	7,584,496
151 to 180 days	35,463	4,004,716	9,548	1,388,754	45,011	5,393,470	34,826	3,371,643	9,554	1,222,077	44,380	4,593,720	89,794	3,355,049	8,423	2,116,440	98,217	5,471,489
181 to 210 days	20,473	2,909,044	15,462	946,913	35,935	3,855,957	18,937	2,517,908	15,500	1,421,109	34,437	3,939,017	36,235	7,811,862	3,180	1,083,419	39,415	8,895,281
211 to 250 days	17,899	1,904,948	10,690	764,532	28,589	2,669,480	17,650	3,125,162	10,701	953,797	28,351	4,078,959	24,108	3,162,199	2,565	977,406	26,673	4,139,605
More than 251 days	451,967	117,675,353	19,388	26,839,359	471,355	144,514,712	312,565	151,390,502	20,018	9,863,791	332,583	161,254,293	847,486	312,794,999	43,791	35,194,129	891,277	347,989,128

Total	13,481,271	947,417,090	336,335	54,835,610	13,817,606	1,002,252,700	13,257,816	839,619,199	340,182	43,501,736	13,597,998	883,120,935	11,803,877	970,868,994	231,968	75,203,693	12,035,845	1,046,072,687

b ) Portfolio in default and in legal collection process:

Portfolio in Default and in Legal Collection Process	Balance at		Balance at		Balance at
	12-31-2013		12-31-2012		01-01-2012
	Number of Clients	Amount ThCh$	Number of Clients	Amount ThCh$	Number of Clients	Amount ThCh$

Notes receivable in default	158,928	15,316,981	154,004	19,226,955	50,995	17,482,266
Notes receivable in legal collection process (*)	9,149	10,640,373	11,294	22,616,860	11,033	26,318,280

Total	168,077	25,957,354	165,298	41,843,815	62,028	43,800,546

(*)Legal collections are included in the portfolio in arrears.

c ) Provisions and write-offs:

Provisions and Write-offs	Balance at
	12-31-2013	12-31-2012
	ThCh$	ThCh$

Provision for non-renegotiated portfolio	19,629,701	25,406,355
Provision for renegotiated portfolio	13,924,936	7,274,539
Write-offs during the period	(18,827,998)	(28,552,888)

Total	14,726,639	4,128,006

d ) Number and amount of operations:

Number and Amount of Operations	Balance at
	12-31-2013		12-31-2012
	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation
	ThCh$	ThCh$	ThCh$	ThCh$

Impairment provision and recoveries
Number of operations	1,850,913	2,005,485	1,678,956	1,679,017
Amount of operations, in ThCh$	5,492,566	33,554,637	19,069,326	32,680,894

APPENDIX 6.1 COMPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of the Enersis financial statements.

a ) Portfolio stratification

-	Trade receivables by time in arrears:

Trade Receivables	Balance at
	12-31-2013
	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Generation and transmission receivables	256,065,253	5,292,261	195,439	265,303	76,876	21,235,768	11,658	17,575	4,983	56,759,576	339,924,692	160,840,485
-Large clients	184,562,721	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	209,932,616	-
-Institutional clients	43,079,880	-	-	-	-	-	-	-	-	-	43,079,880	153,021,560
-Others	28,422,652	4,541,016	37,526	196,281	6,483	9,672	10,608	17,457	4,138	53,666,363	86,912,196	7,818,925
Impairment provision	(317,421)	-	-	(189,965)	-	(55,494)	-	-	-	(54,451,658)	(55,014,538)	-

Non-invoiced services	161,283,323	-	-	-	-	-	-	-	-	-	161,283,323	1,510,879
Invoiced services	94,781,930	5,292,261	195,439	265,303	76,876	21,235,768	11,658	17,575	4,983	56,759,576	178,641,369	159,329,606

Distribution receivables	432,494,518	79,159,043	32,418,513	7,597,069	6,424,237	4,594,801	5,381,812	3,838,382	2,664,497	87,755,136	662,328,008	20,540,998
-Mass-market clients	285,898,592	57,949,731	21,036,349	4,852,305	4,482,227	2,946,126	3,130,574	1,967,081	1,403,333	37,968,646	421,634,964	13,849,395
-Large clients	104,697,460	16,582,507	5,598,217	1,435,871	701,981	710,996	988,052	908,593	442,381	27,308,100	159,374,158	2,103,134
-Institutional clients	41,898,466	4,626,805	5,783,947	1,308,893	1,240,029	937,679	1,263,186	962,708	818,783	22,478,390	81,318,886	4,588,469
Impairment provision	(507,727)	(14,350,566)	(3,978,738)	(2,496,592)	(2,841,657)	(1,994,583)	(2,205,947)	(1,805,495)	(1,276,773)	(60,673,395)	(92,131,473)	-

Non-invoiced services	205,202,092	-	-	-	-	-	-	-	-	-	205,202,092	699,393
Invoiced services	227,292,426	79,159,043	32,418,513	7,597,069	6,424,237	4,594,801	5,381,812	3,838,382	2,664,497	87,755,136	457,125,916	19,841,605

Total Trade Receivables, Gross	688,559,771	84,451,304	32,613,952	7,862,372	6,501,113	25,830,569	5,393,470	3,855,957	2,669,480	144,514,712	1,002,252,700	181,381,483
Total Impairment Provision	(825,148)	(14,350,566)	(3,978,738)	(2,686,557)	(2,841,657)	(2,050,077)	(2,205,947)	(1,805,495)	(1,276,773)	(115,125,053)	(147,146,011)	-
Total Trade Receivables, Net	687,734,623	70,100,738	28,635,214	5,175,815	3,659,456	23,780,492	3,187,523	2,050,462	1,392,707	29,389,659	855,106,689	181,381,483
Since not all of our commercial databases in our Group’s different subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the subsidiaries to monitor and follow up on trade receivables is the following:

-	Mass-market clients
-	Large clients
-	Institutional clients

Trade Receivables	Balance at
	12-31-2012
	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Generation and transmission receivables	156,758,891	742,503	47,700	4,335,174	308,432	274,643	28,484	-	311	66,123,436	228,619,574	140,323,852
-Large clients	109,763,097	129,281	635	6,290	82,886	272,789	2	-	311	18,340,890	128,596,181	-
-Institutional clients	18,748,525	-	-	-	-	-	-	-	-	-	18,748,525	140,323,852
-Others	28,247,269	613,222	47,065	4,328,884	225,546	1,854	28,482	-	-	47,782,546	81,274,868	-
Impairment provision	(260,312)	-	-	-	-	-	-	-	-	(56,996,601)	(57,256,913)	-

Non-invoiced services	65,705,344	-	-	-	-	-	-	-	-	-	65,705,344	-
Invoiced services	91,053,549	742,502	47,700	4,335,174	308,432	274,643	28,484	-	311	66,123,434	162,914,229	140,323,852

Distribution receivables	411,845,033	82,316,588	30,099,287	9,873,268	6,642,469	6,010,958	4,565,236	3,939,017	4,078,648	95,130,857	654,501,361	22,941,833
-Mass-market clients	259,830,210	60,804,653	20,852,068	6,264,287	4,728,733	3,377,404	3,268,952	1,969,631	1,318,356	38,725,572	401,139,866	11,877,739
-Large clients	100,586,755	13,981,623	6,001,473	1,880,278	763,432	864,715	412,233	533,517	636,359	32,626,777	158,287,162	6,095,508
-Institutional clients	51,428,068	7,530,312	3,245,746	1,728,703	1,150,304	1,768,839	884,051	1,435,869	2,123,933	23,778,508	95,074,333	4,968,586
Impairment provision	(1,460,973)	(801,133)	(383,295)	(610,266)	(2,623,541)	(1,822,179)	(1,995,174)	(1,258,369)	(916,660)	(76,913,018)	(88,784,608)	-

Non-invoiced services	207,144,462	-	-	-	-	-	-	-	-	1,239,251	208,383,713	-
Invoiced services	204,700,571	82,316,587	30,099,287	9,873,268	6,642,469	6,010,958	4,565,236	3,939,017	4,078,648	93,891,605	446,117,646	22,941,833

Total Trade Receivables, Gross	568,603,924	83,059,091	30,146,987	14,208,442	6,950,901	6,285,601	4,593,720	3,939,017	4,078,959	161,254,293	883,120,935	163,265,685
Total Impairment Provision	(1,721,285)	(801,133)	(383,295)	(610,266)	(2,623,541)	(1,822,179)	(1,995,174)	(1,258,369)	(916,660)	(133,909,619)	(146,041,521)	-
Total Trade Receivables, Net	566,882,639	82,257,958	29,763,692	13,598,176	4,327,360	4,463,422	2,598,546	2,680,648	3,162,299	27,344,674	737,079,414	163,265,685

Trade Receivables	Balance at
	01-01-2012
	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Generation and transmission receivables	276,162,422	2,205,313	84,972	7,284,829	493,005	138,523	1,323,063	-	-	77,148,806	364,840,933	148,953,896
-Large clients	219,872,741	2,205,313	84,972	7,284,829	493,005	138,523	1,323,063	-	-	77,148,806	308,551,252	586,863
-Institutional clients	56,289,681	-	-	-	-	-	-	-	-	-	56,289,681	148,367,033
-Others	-	-	-	-	-	-	-	-	-	-	-	-
Impairment provision	(983,105)	-	-	(4,110,640)	(55,494)	-	-	-	-	(43,766,186)	(48,915,425)	-

Non-invoiced services	108,875,974										108,875,974	-
Invoiced services	167,286,448	2,205,313	84,972	7,284,829	493,005	138,523	1,323,063	-	-	77,148,806	255,964,959	148,953,896

Distribution receivables	258,445,348	77,735,370	35,587,863	5,589,767	8,403,799	7,445,973	4,148,426	8,895,281	4,139,605	270,840,322	681,231,754	33,433,797
-Mass-market clients	112,922,763	60,157,007	28,341,140	2,984,669	5,486,135	5,666,497	2,738,906	7,186,606	2,699,304	230,163,084	458,346,111	9,995,784
-Large clients	94,208,438	11,240,026	4,312,588	1,311,741	1,519,470	621,819	635,550	776,703	1,015,465	38,272,310	153,914,110	4,622,940
-Institutional clients	51,314,147	6,338,337	2,934,135	1,293,357	1,398,194	1,157,657	773,970	931,972	424,836	2,404,928	68,971,533	18,815,073
Impairment provision	(1,803,214)	(489,464)	(185,027)	(600,965)	(3,178,256)	(2,895,859)	(4,921,080)	(5,688,359)	(1,381,095)	(112,038,338)	(133,181,657)	(999,510)

Non-invoiced services	150,400,140	-	-	-	-	-	-	-	-	-	150,400,140	-
Invoiced services	108,045,208	77,735,370	35,587,863	5,589,767	8,403,799	7,445,973	4,148,426	8,895,281	4,139,605	270,840,322	530,831,614	33,433,797

Total Trade Receivables, Gross	534,607,770	79,940,683	35,672,835	12,874,596	8,896,804	7,584,496	5,471,489	8,895,281	4,139,605	347,989,128	1,046,072,687	182,387,693
Total Impairment Provision	(2,786,319)	(489,464)	(185,027)	(4,711,605)	(3,233,750)	(2,895,859)	(4,921,080)	(5,688,359)	(1,381,095)	(155,804,524)	(182,097,082)	(999,510)
Total Trade Receivables, Net	531,821,451	79,451,219	35,487,808	8,162,991	5,663,054	4,688,637	550,409	3,206,922	2,758,510	192,184,604	863,975,605	181,388,183

-  By type of portfolio:

Type of Portfolio	Balance at
	12-31-2013
	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Portfolio, Gross
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	249,737,185	5,280,033	157,913	258,987	70,393	21,226,096	1,050	118	845	56,319,709	333,052,329
-Large clients	184,562,721	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	209,932,616
-Institutional clients	43,079,880	-	-	-	-	-	-	-	-	-	43,079,880
-Others	22,094,584	4,528,788	-	189,965	-	-	-	-	-	53,226,496	80,039,833
Renegotiated portfolio	6,328,067	12,228	37,526	6,315	6,483	9,672	10,608	17,457	4,138	439,867	6,872,361
-Large clients	-	-	-	-	-	-	-	-	-	-	-
-Institutional clients	-	-	-	-	-	-	-	-	-	-	-
-Others	6,328,067	12,228	37,526	6,315	6,483	9,672	10,608	17,457	4,138	439,867	6,872,361
DISTRIBUTION
Non-renegotiated portfolio	425,951,170	73,644,093	29,948,984	6,052,478	5,149,627	3,446,070	4,003,666	2,908,926	1,904,103	61,355,644	614,364,761
-Mass-market clients	311,636,104	53,508,995	19,066,515	3,774,662	3,565,936	2,138,523	2,465,002	1,390,128	893,718	25,718,451	424,158,034
-Large clients	72,852,582	16,020,452	5,476,620	1,282,142	585,550	596,036	916,028	801,919	393,396	26,640,353	125,565,078
-Institutional clients	41,462,484	4,114,646	5,405,849	995,674	998,141	711,511	622,636	716,879	616,989	8,996,840	64,641,649
Renegotiated portfolio	6,543,349	5,514,950	2,469,529	1,544,592	1,274,610	1,148,731	1,378,146	929,456	760,394	26,399,492	47,963,249
-Mass-market clients	5,776,933	4,440,736	1,969,835	1,077,643	916,293	807,604	665,572	576,953	509,615	12,250,195	28,991,379
-Large clients	330,434	562,054	121,596	153,729	116,431	114,959	72,024	106,674	48,985	667,747	2,294,633
-Institutional clients	435,982	512,160	378,098	313,220	241,886	226,168	640,550	245,829	201,794	13,481,550	16,677,237

Total Portfolio, Gross	688,559,771	84,451,304	32,613,952	7,862,372	6,501,113	25,830,569	5,393,470	3,855,957	2,669,480	144,514,712	1,002,252,700

Type of Portfolio	Balance at
	12-31-2012
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Portfolio, Gross ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	149,809,130	742,503	47,700	4,311,860	308,432	274,643	4,577	-	311	65,515,191	221,014,347
-Large clients	109,763,097	129,281	635	6,290	82,886	272,789	2	-	311	18,340,890	134,088,055
-Institutional clients	18,748,525	-	-	-	-	-	-	-	-	-	18,748,525
-Others	21,297,508	613,222	47,065	4,305,570	225,546	1,854	4,575	-	-	47,174,301	73,669,641
Renegotiated portfolio	6,949,761	-	-	23,314	-	-	23,907	-	-	608,245	7,605,227
-Large clients	-	-	-	-	-	-	-	-	-	-	-
-Institutional clients	-	-	-	-	-	-	-	-	-	-	-
-Others	6,949,761	-	-	23,314	-	-	23,907	-	-	608,245	7,605,227
DISTRIBUTION
Non-renegotiated portfolio	401,021,959	77,429,817	27,647,381	7,993,913	5,044,312	4,582,334	3,367,066	2,517,908	3,124,851	85,875,311	618,604,852
-Mass-market clients	251,266,478	57,072,064	19,013,364	4,983,221	3,635,810	2,447,625	2,471,519	1,279,985	728,086	30,917,875	376,860,271
-Large clients	99,871,222	13,443,496	5,862,624	1,745,400	686,275	832,673	378,216	496,147	604,528	32,457,853	162,290,891
-Institutional clients	49,884,259	6,914,257	2,771,393	1,265,292	722,227	1,302,036	517,331	741,776	1,792,237	22,499,583	89,040,006
Renegotiated portfolio	10,823,074	4,886,771	2,451,906	1,879,355	1,598,157	1,428,624	1,198,170	1,421,109	953,797	9,255,546	35,896,509
-Mass-market clients	8,563,870	3,732,736	1,838,663	1,281,086	1,093,058	929,773	797,368	689,639	590,297	7,807,621	27,516,912
-Large clients	715,443	538,049	138,839	134,874	77,077	31,988	34,084	37,435	31,767	168,923	2,750,398
-Institutional clients	1,543,761	615,986	474,404	463,395	428,022	466,863	366,718	694,035	331,733	1,279,002	9,539,359

Total Portfolio, Gross	568,603,924	83,059,091	30,146,987	14,208,442	6,950,901	6,285,601	4,593,720	3,939,017	4,078,959	161,254,293	883,120,935

Type of Portfolio	Balance at
	01-01-2012
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Portfolio, Gross ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	256,097,955	2,205,313	2,894,669	4,727,650	493,005	-	935,644	-	-	72,143,556	339,497,792
-Large clients	206,702,908	2,205,313	2,894,669	4,727,650	493,005	-	935,644	-	-	72,143,556	290,102,745
-Institutional clients	49,395,047	-	-	-	-	-	-	-	-	-	49,395,047
-Others	-	-	-	-	-	-	-	-	-	-	-
Renegotiated portfolio	-	-	-	-	-	-	-	-	-	-	-
-Large clients	-	-	-	-	-	-	-	-	-	-	-
-Institutional clients	-	-	-	-	-	-	-	-	-	-	-
-Others	-	-	-	-	-	-	-	-	-	-	-
DISTRIBUTION
Non-renegotiated portfolio	257,752,969	73,571,679	25,686,650	6,803,939	7,143,144	6,367,912	2,419,405	7,811,862	3,162,199	240,651,443	631,371,202
-Mass-market clients	116,163,607	56,976,736	19,972,917	4,801,938	5,568,695	5,865,662	1,812,061	7,121,529	2,250,787	205,359,738	425,893,670
-Large clients	93,126,921	11,031,598	3,980,710	1,152,224	1,453,185	490,552	554,707	690,333	911,412	35,291,705	148,683,347
-Institutional clients	48,462,441	5,563,345	1,733,023	849,777	121,264	11,698	52,637	-	-	-	56,794,185
Renegotiated portfolio	20,756,846	4,163,691	7,091,516	1,343,007	1,260,655	1,216,584	2,116,440	1,083,419	977,406	35,194,129	75,203,693
-Mass-market clients	16,403,309	3,111,313	5,410,638	690,352	622,125	532,578	857,606	349,526	267,212	10,304,763	38,549,422
-Large clients	1,131,708	224,970	341,266	167,209	72,709	139,446	86,961	90,179	108,624	3,024,804	5,387,876
-Institutional clients	3,221,829	827,408	1,339,612	485,446	565,821	544,560	1,171,873	643,714	601,570	21,864,562	31,266,395

Total Portfolio, Gross	534,607,770	79,940,683	35,672,835	12,874,596	8,896,804	7,584,496	5,471,489	8,895,281	4,139,605	347,989,128	1,046,072,687

APPENDIX 7 FINANCIAL STATEMENTS, RESTATED:

This appendix forms an integral part of the Enersis financial statements.

ASSETS	12/31/2012 (Restated) ThCh$	12/31/2012 (Issued) ThCh$	Change at 12/312012 ThCh$	1/1/2012 (Restated) ThCh$	1/1/2012 (Issued) ThCh$	Change at 1/1/2012 ThCh$

CURRENT ASSETS

Cash and cash equivalents	815,832,061	857,380,018	(41,547,957)	1,187,684,209	1,219,921,268	(32,237,059)
Other current financial assets	194,500,798	194,500,798	-	939,220	939,220	-
Other current non-financial assets	103,376,711	105,919,767	(2,543,056)	69,479,673	72,466,312	(2,986,639)
Trade and other current receivables	846,791,111	869,204,566	(22,413,455)	950,007,713	977,602,388	(27,594,675)
Accounts receivable from related companies	47,570,282	33,028,911	14,541,371	61,912,486	35,282,592	26,629,894
Inventories	76,563,085	83,479,493	(6,916,408)	70,334,841	77,925,544	(7,590,703)
Current tax assets	205,554,882	211,004,880	(5,449,998)	138,365,618	141,827,684	(3,462,066)
Total current assets other than assets classified as held for sale and discontinued operations	2,290,188,930	2,354,518,433	(64,329,503)	2,478,723,760	2,525,965,008	(47,241,248)

Non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-
Non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-

TOTAL CURRENT ASSETS	2,290,188,930	2,354,518,433	(64,329,503)	2,478,723,760	2,525,965,008	(47,241,248)

NON-CURRENT ASSETS

Other non-current financial assets	439,018,106	439,115,917	(97,811)	37,246,770	37,355,061	(108,291)
Other non-current non-financial assets	87,788,359	87,822,131	(33,772)	109,213,012	109,501,108	(288,096)
Non-current receivables	202,900,342	202,977,693	(77,351)	443,128,492	443,328,450	(199,958)
Non-current accounts receivable from related companies	-	-	-	-	-	-
Investments accounted for using the equity method	214,517,345	12,176,684	202,340,661	194,785,717	13,193,262	181,592,455
Intangible assets other than goodwill	1,202,002,511	1,203,135,574	(1,133,063)	1,466,680,979	1,467,398,214	(717,235)
Goodwill	1,391,673,952	1,399,876,589	(8,202,637)	1,468,307,108	1,476,404,126	(8,097,018)
Property, plant, and equipment	7,049,923,571	7,243,620,209	(193,696,638)	7,045,908,847	7,242,731,006	(196,822,159)
Investment property	46,922,970	46,922,970	-	38,055,889	38,055,889	-
Deferred tax assets	321,556,216	327,667,440	(6,111,224)	367,036,508	379,938,628	(12,902,120)

TOTAL DE NON-CURRENT ASSETS	10,956,303,372	10,963,315,207	(7,011,835)	11,170,363,322	11,207,905,744	(37,542,422)

TOTAL ASSETS	13,246,492,302	13,317,833,640	(71,341,338)	13,649,087,082	13,733,870,752	(84,783,670)

LIABILITIES AND EQUITY	12/31/2012 (Restated) ThCh$	12/31/2012 (Issued) ThCh$	Change at 12/312012 ThCh$	1/1/2012 (Restated) ThCh$	1/1/2012 (Issued) ThCh$	Change at 1/1/2012 ThCh$

CURRENT LIABILITIES

Other current financial liabilities	658,423,302	670,182,208	(11,758,906)	660,562,558	672,082,338	(11,519,780)
Trade and other current payables	1,194,851,750	1,213,259,735	(18,407,985)	1,213,388,313	1,235,064,459	(21,676,146)
Accounts payable to related companies	150,259,507	146,827,411	3,432,096	160,358,684	157,177,638	3,181,046
Other current provisions	89,730,702	91,130,695	(1,399,993)	99,189,386	99,702,654	(513,268)
Current tax liabilities	169,545,538	173,136,710	(3,591,172)	232,246,173	235,853,242	(3,607,069)
Other current non-financial liabilities	83,919,926	86,575,476	(2,655,550)	56,288,910	60,653,304	(4,364,394)
Total current liabilities other than those associated with current assets classified as held for sale and discontinued operations	2,346,730,725	2,381,112,235	(34,381,510)	2,422,034,024	2,460,533,635	(38,499,611)

Liabilities associated with current assets classified as held for sale and discontinued operations	-	-	-	-	-	-

TOTAL CURRENT LIABILITIES	2,346,730,725	2,381,112,235	(34,381,510)	2,422,034,024	2,460,533,635	(38,499,611)

NON-CURRENT LIABILITIES

Other non-current financial liabilities	2,928,119,869	2,928,119,869	-	3,271,355,293	3,271,355,293	-
Other non-current payables	14,257,438	14,257,438	-	14,304,607	14,304,607	-
Other long-term provisions	176,575,035	177,078,989	(503,954)	202,015,839	202,573,641	(557,802)
Deferred tax liabilities	501,127,697	519,026,046	(17,898,349)	482,260,262	508,438,255	(26,177,993)
Non-current provisions for employee benefits	256,161,368	265,067,889	(8,906,521)	269,353,075	277,526,013	(8,172,938)
Other non-current non-financial liabilities	65,313,125	69,402,596	(4,089,471)	96,722,791	102,985,451	(6,262,660)

TOTAL NON-CURRENT LIABILITIES	3,941,554,532	3,972,952,827	(31,398,295)	4,336,011,867	4,377,183,260	(41,171,393)

TOTAL LIABILITIES	6,288,285,257	6,354,065,062	(65,779,805)	6,758,045,891	6,837,716,895	(79,671,004)

EQUITY
Issued capital	2,824,882,835	2,824,882,835	-	2,824,882,835	2,824,882,835	-
Retained earnings	2,421,278,841	2,421,278,841	-	2,232,968,880	2,232,968,880	-
Share premium	158,759,648	158,759,648	-	158,759,648	158,759,648	-
Other reserves	(1,511,122,753)	(1,511,122,753)	-	(1,320,882,757)	(1,320,882,757)	-
Equity attributable to shareholders of Enersis	3,893,798,571	3,893,798,571	-	3,895,728,606	3,895,728,606	-

Non-controlling interests	3,064,408,474	3,069,970,007	(5,561,533)	2,995,312,585	3,000,425,251	(5,112,666)

TOTAL EQUITY	6,958,207,045	6,963,768,578	(5,561,533)	6,891,041,191	6,896,153,857	(5,112,666)

TOTAL LIABILITIES AND EQUITY	13,246,492,302	13,317,833,640	(71,341,338)	13,649,087,082	13,733,870,752	(84,783,670)

STATEMENT OF COMPREHENSIVE INCOME Profit (loss)	2012 (Restated) ThCh$	2012 (Issued) ThCh$	Change in 2012 ThCh$	2011 (Restated) ThCh$	2011 (Issued) ThCh$	Change in 2011 ThCh$
Sales	6,182,123,698	6,260,309,229	(78,185,531)	6,107,142,811	6,254,252,089	(147,109,278)
Other operating income	313,829,750	317,358,085	(3,528,335)	279,457,083	280,628,255	(1,171,172)
Revenues	6,495,953,448	6,577,667,314	(81,713,866)	6,386,599,894	6,534,880,344	(148,280,450)

Raw materials and consumables used	(3,695,022,919)	(3,717,125,487)	22,102,568	(3,450,163,125)	(3,538,434,729)	88,271,604
Contribution Margin	2,800,930,529	2,860,541,827	(59,611,298)	2,936,436,769	2,996,445,615	(60,008,846)

Other work performed by the entity and capitalized	48,667,382	48,853,687	(186,305)	49,921,196	50,173,112	(251,916)
Employee benefits expenses	(409,179,836)	(416,345,140)	7,165,304	(371,753,777)	(378,552,126)	6,798,349
Depreciation and amortization expense	(434,483,734)	(442,854,723)	8,370,989	(416,864,931)	(424,900,036)	8,035,105
Reversal of impairment loss (impairment loss) recognized in the period’s profit or loss	(42,612,727)	(43,105,193)	492,466	(136,119,203)	(136,157,459)	38,256
Other expenses	(492,558,847)	(510,125,910)	17,567,063	(522,693,103)	(540,698,397)	18,005,294
Operating Income	1,470,762,767	1,496,964,548	(26,201,781)	1,538,926,951	1,566,310,709	(27,383,758)

Other gains (losses)	15,186,412	14,831,474	354,938	(4,731,186)	(4,814,294)	83,108
Financial income	232,129,980	264,709,235	(32,579,255)	194,545,840	233,612,869	(39,067,029)
Financial costs	(419,888,938)	(453,447,437)	33,558,499	(423,128,515)	(465,411,363)	42,282,848
Share of profit (loss) of associates accounted for using the equity method	30,381,936	9,845,902	20,536,034	26,891,233	8,465,904	18,425,329
Foreign currency exchange differences	(16,126,401)	(14,768,878)	(1,357,523)	20,124,044	20,305,690	(181,646)
Profit (loss) from indexed assets and liabilities	(12,756,868)	(12,681,628)	(75,240)	(25,206,927)	(25,092,203)	(114,724)

Net income before tax	1,299,688,888	1,305,453,216	(5,764,328)	1,327,421,440	1,333,377,312	(5,955,872)
Income tax	(406,675,920)	(411,891,234)	5,215,314	(455,469,317)	(460,836,692)	5,367,375
Net income from continuing operations	893,012,968	893,561,982	(549,014)	871,952,123	872,540,620	(588,497)
Net income from discontinued operations	-	-	-	-	-	-
NET INCOME	893,012,968	893,561,982	(549,014)	871,952,123	872,540,620	(588,497)

Net income attributable to
Shareholders of Enersis	377,350,521	377,350,521	-	375,471,254	375,471,254	-
Non-controlling interests	515,662,447	516,211,461	(549,014)	496,480,869	497,069,366	(588,497)
NET INCOME	893,012,968	893,561,982	(549,014)	871,952,123	872,540,620	(588,497)

Basic earnings per share

Basic earnings per share from continuing operations	11.56	11.56	-	11.50	11.50	-
Basic earnings per share	11.56	11.56	-	11.50	11.50	-

Diluted earnings per share
Diluted earnings per share from continuing operations	11.56	11.56	-	11.50	11.50	-
Diluted earnings per share	11.56	11.56	-	11.50	11.50	-

	January-December			January-December
Statement of Direct Cash Flow	2012 (Restated) ThCh$	2012 (Issued) ThCh$	Change in 2012 ThCh$	2011 (Restated) ThCh$	2011 (Issued) ThCh$	Change in 2011 ThCh$

Cash flow from (used in) operating activities

Types of collections from operating activities
Collections from the sale of goods and services	7,421,957,070	7,496,002,995	(74,045,925)	7,554,155,043	7,725,639,255	(171,484,212)
Collections from royalties, payments, commissions, and other income from ordinary activities	93,605,931	92,758,277	847,654	86,290,041	86,290,041	-
Collections from premiums and services, annual payments, and other benefits from policies held	5,903,050	5,903,050	-	-		-
Other collections from operating activities	384,127,217	386,071,748	(1,944,531)	251,484,266	256,467,291	(4,983,025)
Types of payments
Payments to suppliers for goods and services	(3,899,057,207)	(3,934,574,455)	35,517,248	(3,804,072,531)	(3,942,239,405)	138,166,874
Payments to and on behalf of employees	(400,061,812)	(409,539,542)	9,477,730	(349,702,202)	(358,459,354)	8,757,152
Payments on premiums and services, annual payments, and other obligations from policies held	(8,066,513)	(9,397,983)	1,331,470	(5,627,373)	(5,742,211)	114,838
Other payments for operating activities	(1,351,575,914)	(1,352,330,115)	754,201	(1,544,218,673)	(1,545,840,676)	1,622,003
Income taxes reimbursed (paid)	(452,305,887)	(457,738,318)	5,432,431	(358,664,017)	(361,092,038)	2,428,021
Other inflows (outflows) of cash	(251,163,500)	(256,517,095)	5,353,595	(156,398,224)	(156,576,437)	178,213

Net cash flows from (used in) operating activities	1,543,362,435	1,560,638,562	(17,276,127)	1,673,246,330	1,698,446,466	(25,200,136)

Cash flows from (used in) investment activities
Cash flows from the loss of control of subsidiaries or other business	-	-	-	12,662,234	12,662,234	-
Cash flows used to obtain control of subsidiaries or other business	(7,140,000)	-	(7,140,000)	(4,058,192)	-	(4,058,192)
Loans to related companies	-	-	-	(1,326,000)	(25,500)	(1,300,500)
Proceeds from the sale of property, plant, and equipment	918,437	918,437	-	6,041,469	6,048,912	(7,443)
Purchases of property, plant, and equipment	(517,233,484)	(527,630,629)	10,397,145	(484,028,401)	(495,958,729)	11,930,328
Proceeds from the sale of intangible assets	-	-	-	8,965,592	8,965,592	-
Purchases of intangible assets	(187,197,935)	(187,490,636)	292,701	(187,551,511)	(187,864,119)	312,608
Proceeds from other long-term assets	-	-	-	-	-	-
Purchases of other long-term assets	(2,859,668)	(2,859,668)	-	(2,183,333)	(2,183,333)	-
Collections from related entities	2,600,730	-	2,600,730	-	-	-
Dividends received	7,539,711	7,539,711	-	4,025,233	4,025,233	-
Interest received	56,681,895	56,687,582	(5,687)	19,611,804	19,611,804	-
Other inflows (outflows) of cash	(674,255)	(674,255)	-	10,748,226	10,748,226	-

Net cash flows from (used in) investment activities	(842,136,080)	(848,280,969)	6,144,889	(616,459,117)	(623,335,918)	6,876,801

Cash flows from (used in) financing activities
Total proceeds from loans	501,199,355	508,817,790	(7,618,435)	643,919,707	646,273,100	(2,353,393)
Proceeds from long-term loans	400,797,521	400,797,521	-	525,077,859	525,077,859	-
Proceeds from short-term loans	100,401,834	108,020,269	(7,618,435)	118,841,848	121,195,241	(2,353,393)
Loans from related companies	-	-	-	18,257,300	9,128,650	9,128,650
Payments on borrowings	(645,675,778)	(651,209,149)	5,533,371	(617,735,935)	(629,404,409)	11,668,474
Payments on financial lease liabilities	(25,491,730)	(25,491,730)	-	(11,478,851)	(11,478,851)	-
Dividends paid	(547,081,888)	(547,081,888)	-	(648,107,205)	(648,107,205)	-
Interest paid	(253,478,855)	(254,327,622)	848,767	(245,683,421)	(248,096,873)	2,413,452
Other inflows (outflows) of cash	(41,745,935)	(42,791,188)	1,045,253	(14,511,368)	(9,743,963)	(4,767,405)

Net cash flows from (used in) financing activities	(1,012,274,831)	(1,012,083,787)	(191,044)	(875,339,773)	(891,429,551)	16,089,778

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(311,048,476)	(299,726,194)	(11,322,282)	181,447,440	183,680,997	(2,233,557)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(60,803,672)	(62,815,056)	2,011,384	76,040,491	75,518,996	521,495
Net increase (decrease) in cash and cash equivalents	(371,852,148)	(362,541,250)	(9,310,898)	257,487,931	259,199,993	(1,712,062)
Cash and cash equivalents at beginning of period	1,187,684,209	1,219,921,268	(32,237,059)	930,196,278	961,355,037	(31,158,759)
Cash and cash equivalents at end of period	815,832,061	857,380,018	(41,547,957)	1,187,684,209	1,220,555,030	(32,870,821)

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

Following are the Enersis separate statements of financial position as of December 31, 2013, December 31, 2012, and January 1, 2012 and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, have been prepared in accordance with International Financial Reporting Standards.

ENERSIS S.A.

Separate Statement of Financial Position

At December 31, 2013, December 31, 2012, and January 1, 2012

(In thousands of Chilean pesos - ThCh$)

ASSETS	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

CURRENT ASSETS
Cash and cash equivalents	826,858,453	203,350,075	328,709,300
Other current financial assets	516,347,780	-	-
Other current non-financial assets	789,321	591,537	432,477
Trade and other current receivables	2,766,324	3,398,177	5,307,457
Accounts receivable from related companies	376,887,010	197,239,223	45,295,153
Inventories	4,835,163	4,315,433	5,651,622
Current tax assets	17,871,871	20,555,750	10,746,284
Total current assets other than assets classified as held for sale and discontinued operations	1,746,355,922	429,450,195	396,142,293

Non-current assets classified as held for sale and discontinued operations	-	-	-

TOTAL CURRENT ASSETS	1,746,355,921	429,450,195	396,142,293

NON-CURRENT ASSETS
Other non-current financial assets	34,867,362	27,045,746	20,793,960
Investments in subsidiaries and associates companies	3,531,731,285	2,407,743,084	2,407,743,084
Intangible assets other than goodwill	2,523,750	2,259,343	1,848,204
Property, plant and equipment, net	5,532,446	5,985,062	6,831,258
Deferred tax assets	45,694,767	49,529,306	39,818,448

TOTAL NON-CURRENT ASSETS	3,620,349,610	2,492,562,541	2,477,034,954

TOTAL ASSETS	5,366,705,532	2,922,012,736	2,873,177,247

ENERSIS S.A.

Separate Statement of Financial Position

At December 31, 2013, December 31, 2012, and January 1, 2012

  (In thousands of Chilean pesos - ThCh$)

LIABILITIES AND EQUITY	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

CURRENT LIABILITIES
Other current financial liabilities	319,822,107	12,771,891	12,336,371
Trade and other current payables	89,375,522	57,210,948	49,990,132
Accounts payable to related companies	124,190,739	70,185,939	79,076,032
Other current provisions	7,650,343	5,576,621	13,485,579
Current tax liabilities	46,010,216	1,028,454	302,633
Other current non-financial liabilities	183,803	494,441	341,616
Total current liabilities other than those associated with current assets classified as held for sale and discontinued operations	587,232,730	147,268,294	155,532,363

Liabilities associated with current assets classified as held for sale and discontinued operations	-	-	-

TOTAL CURRENT LIABILITIES	587,232,730	147,268,294	155,532,363

NON-CURRENT LIABILITIES
Other non-current financial liabilities	254,771,986	551,669,663	553,642,026
Deferred tax liabilities	-	1,601,425	1,833,765
Non-current provisions for employee benefits	7,271,017	5,877,316	5,359,699

TOTAL NON-CURRENT LIABILITIES	262,043,003	559,148,404	560,835,490

TOTAL LIABILITIES	849,275,733	706,416,698	716,367,853

EQUITY
Issued capital	5,669,280,724	2,824,882,835	2,824,882,835
Retained earnings	608,708,425	534,511,449	486,707,243
Share premium	158,759,648	158,759,648	158,759,648
Other reserves	(1,919,318,998)	(1,302,557,894)	(1,313,540,332)

TOTAL EQUITY	4,517,429,799	2,215,596,038	2,156,809,394

TOTAL LIABILITIES AND EQUITY	5,366,705,531	2,922,012,736	2,873,177,247

ENERSIS S.A.

Separate Statement of Comprehensive Income

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Chilean pesos - ThCh$)

	January - December
STATEMENT OF COMPREHENSIVE INCOME	2013 ThCh$	2012 ThCh$	2011 ThCh$
Dividends from a subsidiaries and Associates	281,225,678	290,475,777	400,034,628
Other operating income	14,395,351	14,867,439	14,504,696
Total Revenues	295,621,029	305,343,216	414,539,324

Raw materials and consumable used	(16,174,205)	(15,745,496)	(14,798,705)
Contribution Margin	279,446,824	289,597,720	399,740,619
Employee benefits expense	(22,688,433)	(19,546,232)	(16,713,154)
Depreciation and amortization expense	(1,154,090)	(1,019,576)	(1,050,299)
Impairment loss recognized in the year’s profit or loss	-	-	(149,027,067)
Other miscellaneous operating expenses	(11,566,388)	(13,861,870)	(12,833,294)
Operating Income	244,037,913	255,170,042	220,116,805

Profit (Loss) on derecognition of available-for-sale financial assets	-	(5,850)	22,793,523
Financial cost	27,989,111	(19,504,727)	(29,348,484)
Foreign currency exchange differences	2,112,807	(5,722,112)	6,580,169
Profit (loss) for indexed assets and liabilities	(11,034,510)	(12,954,832)	(19,881,258)
Net Income Before Tax	263,105,321	216,982,521	200,260,755
Income Tax	(54,650,461)	19,690,401	470,914
Net Income from Continuing Operations	208,454,860	236,672,922	200,731,669
Net Income from discontinued operations	-	-	-
NET INCOME	208,454,860	236,672,922	200,731,669

Components of other comprehensive income, before taxes
Gains (losses) on cash flow hedge	849,555	13,036,981	15,532,787
Actuarial gain (loss) on defined benefit plans	(794,600)	(772,170)	(127,086)
Total components of other comprehensive income, before taxes	54,955	12,264,811	15,405,701

Income tax related to components of other comprehensive income
Income tax related to cash flow hedge	(169,910)	(2,054,542)	(2,640,574)
Income tax related to defined benefit plans	158,920	201,645	21,605
Total income tax	(10,990)	(1,852,897)	(2,618,969)

Total Other Comprehensive Income	43,965	10,411,914	12,786,732
TOTAL COMPREHENSIVE INCOME	208,498,825	247,084,836	213,518,401

ENERSIS S.A.

Separate Statement of Changes in Equity

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Chilean pesos - ThCh$)

Statement of Changes in Equity, Net	Issued capital	Share Premium	Changes in other reserves			Other reserves	Retained earnings	Total Equity
			Reserve of cash flow hedge	Reserve of actuarial gains or losses on defined benefit plans	Other miscellaneous reserves
Equity at beginning of period 01/01/2013	2,824,882,835	158,759,648	(4,313,195)		(1,298,244,698)	(1,302,557,893)	534,511,448	2,215,596,038
Changes in equity
Comprehensive income			679,645	(635,680)		43,965	208,454,860	208,498,825
Net income							208,454,860	208,454,860
Other comprehensive income			679,645	(635,680)		43,965		43,965
Comprehensive Income
Dividends							(273,024,349)	(273,024,349)
Increase (decrease) through transfers and other changes	2,844,397,889			635,680	(617,440,750)	(616,805,070)	138,766,466	2,366,359,284
Total changes in equity	2,844,397,889		679,645	-	(617,440,750)	(616,761,105)	74,196,977	2,301,833,761
Equity at end of year 12/31/2013	5,669,280,724	158,759,648	(3,633,550)	-	(1,915,685,448)	(1,919,318,998)	608,708,425	4,517,429,799

Statement of Changes in Equity, Net	Issued capital	Share Premium	Changes in other reserves			Other reserves	Retained earnings	Total Equity
			Reserve of cash flow hedge	Reserve of actuarial gains or losses on defined benefit plans	Other miscellaneous reserves
Equity at beginning of period 01/01/2012	2,824,882,835	158,759,648	(15,427,433)	-	(1,298,112,899)	(1,313,540,332)	486,707,243	2,156,809,394
Changes in equity	-	-	-	-	-	-	-	-
Comprehensive income	-	-	10,982,439	(570,525)	-	10,411,914	236,672,922	247,084,836
Net income	-	-	-	-	-	-	236,672,922	236,672,922
Other comprehensive income	-	-	10,982,439	(570,525)	-	10,411,914	-	10,411,914
Comprehensive Income	-	-	-	-	-		-	-
Dividends	-	-	-	-	-		(188,298,192)	(188,298,192)
Increase (decrease) through transfers and other changes	-	-	131,799	570,525	(131,799)	570,525	(570,525)	-
Total changes in equity	-	-	11,114,238	-	(131,799)	10,982,439	47,804,205	58,786,644
Equity at end of year 12/31/2012	2,824,882,835	158,759,648	(4,313,195)	-	(1,298,244,698)	(1,302,557,893)	534,511,448	2,215,596,038

Statement of Changes in Equity, Net	Issued capital	Share Premium	Changes in other reserves			Other reserves	Retained earnings	Total Equity
			Reserve of cash flow hedge	Reserve of actuarial gains or losses on defined benefit plans	Other miscellaneous reserves
Equity at beginning of period 01/01/2011	2,824,882,835	158,759,648	(28,319,646)	-	(1,298,112,899)	(1,326,432,545)	495,967,789	2,153,177,727
Changes in equity	-	-	-	-	-	-	-	-
Comprehensive income	-	-	12,892,213	(105,481)	-	12,786,732	200,731,669	213,518,401
Net income	-	-	-	-	-	-	200,731,669	200,731,669
Other comprehensive income	-	-	12,892,213	(105,481)	-	12,786,732	-	12,786,732
Comprehensive Income	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	(209,886,734)	(209,886,734)
Increase (decrease) through transfers and other changes	-	-	-	105,481	-	105,481	(105,481)	-
Total changes in equity	-	-	12,892,213	-	-	12,892,213	(9,260,546)	3,631,667
Equity at end of year 12/31/2011	2,824,882,835	158,759,648	(15,427,433)	-	(1,298,112,899)	(1,313,540,332)	486,707,243	2,156,809,394

ENERSIS S.A.

Separate Statement of Cash Flows

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Chilean pesos - ThCh$)

	2013	2012	2011
Statement of Direct Cash Flow	ThCh$	ThCh$	ThCh$

Cash flows from (used in) operating activities

Types of collections from operating activities
Collections from the sale of goods and services	16,351,766	15,480,170	24,558,500
Collections from royalties, payments, commissions, and other income from ordinary activities	27,414,839	20,845,453	11,677,458
Other collections from operating activities	29,273	575,444	153,937
Types of payments
Payments to suppliers for goods and services	(19,217,955)	(19,805,947)	(20,151,765)
Payments to and on behalf of employees	(20,103,997)	(16,660,790)	(15,353,879)
Other payments for operating activities	(8,598,358)	(8,861,433)	(21,265,185)
Income tax reimbursed (paid)	(7,976,110)	(2,931,311)	636,356
Other inflows (outflows) of cash	(3,649,202)	(7,033,011)	(10,749,578)
Net cash flows from (used in) operating activities	(15,749,744)	(18,391,425)	(30,494,156)

Cash flows from (used in) investing activities
Proceeds from the sale of Other Financial Assets	-	-	31,486,668
Other cash flows provided by (used in) investing activities	700,458,990	209,417,363	161,163,996
Proceeds from dividends received classified for investing purposes	322,783,054	287,779,731	374,143,660
Other collections from the sale of equity or debt instruments belonging to other entities	687,433,298	-	-

Other payments to acquire equity or debt instruments from other entities	(1,195,960,930)	-	-
Purchase of property, plant and equipment	(1,090,529)	(1,266,889)	(700,846)
Payments from future, forward, option, and swap contracts	(2,141,464)	-	-
Loans to related companies	(795,881,487)	(375,042,775)	(2,067,881)
Interest received	53,358,478	18,136,817	9,826,441
Other investment disbursements	(3,733,546)	(7,849,414)	-
Net cash flows from (used in) investing activities	(234,774,136)	131,174,833	573,852,038

Cash flows from (used in) financing activities
Proceeds from share issuance	1,096,356,706	-	-
Proceeds from loans obtained	-	608,503	-
Proceeds from loans from related companies	38,654,300	108,382,598	-
Repayments of borrowings	(2,551,767)	(2,381,601)	(1,943,349)
Payments from loans to related companies	(35,350,048)	(118,364,087)	(7,072,402)
Dividend paid to shareholders	(187,969,872)	(186,207,746)	(242,669,579)
Interest paid	(23,807,987)	(25,089,047)	(25,659,530)
Other inflows (outflows) of cash	(11,960,381)	(12,217,090)	-
Net cash flows from (used in) financing activities	873,370,951	(235,268,470)	(277,344,860)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	622,847,071	(122,485,062)	266,013,022

Effect of exchange rate changes on cash and cash equivalents

Effect of exchange rate changes on cash and cash equivalents	661,305	(2,874,163)	-
Net increase (decrease) in cash and cash equivalents	623,508,376	(125,359,225)	266,013,022
Cash and cash equivalents at beginning of year	203,350,075	328,709,300	62,696,278
Cash and cash equivalents at end of year	826,858,451	203,350,075	328,709,300

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

2. Restricted Net Assets

Certain assets of the Parent’s subsidiaries totaling approximately ThCh$ 1,609,940,999 constitute restricted net assets, as there are contractual, legal or regulatory limitations on transferring such assets outside of the countries where the respective assets are located, or because they constitute undistributed earnings of affiliates of the Parent recorded under the equity method of accounting. As of December 31, 2013 all of the restricted net assets of the Parent’s subsidiaries currently exceed 25% of the consolidated net assets of the Parent and its subsidiaries, thus requiring this Schedule I, “Condensed Financial Information of the Registrant.”