Form 20-F
period 2014-12-31
ENERSIS S.A.
filed 2015-04-30
CIK 912505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report,

For the transition period from       to

Commission file number: 001-12440

ENERSIS S.A.
(Exact name of Registrant as specified in its charter)
ENERSIS S.A.
(Translation of Registrant’s name into English)
CHILE
(Jurisdiction of incorporation or organization)
Santa Rosa 76, Santiago, Chile
(Address of principal executive offices)
Nicolás Billikopf, phone: (56-2) 2353-4639, nbe@enersis.cl, Santa Rosa 76, Piso 15, Santiago, Chile
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

☐  Yes    ☒   No

Enersis’ Simplified Organizational Structure(1)

As of December 31, 2014

(1)	Only principal operating subsidiaries are presented here. The percentage listed for each of our subsidiaries represents Enersis’ economic interest in such subsidiary.

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

Ampla	Ampla Energia e Serviços S.A.	A publicly held Brazilian distribution company operating in Rio de Janeiro, owned by Enel Brasil, our subsidiary.

ANEEL	Agência Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

BNDES	Banco Nacional de Desarrollo Económico y Social	The National Bank for Economic and Social Development (“BNDES”) is the principal agent of development in Brazil with a focus on sustainable social and environmental development.

Cachoeira Dourada	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian generation company owned by Enel Brasil, our subsidiary.

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.	Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Chilean generation subsidiary of Endesa Chile that operates plants in the SING and SIC. Celta merged with Endesa Eco in November 2013 and currently operates several plants in northern Chile including Pangue, San Isidro, and those previously held by Endesa Eco.

Cemsa	Central Comercializadora de Energía S.A.	Energy trading company with operations in Argentina, and our subsidiary since the 2013 capital increase.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area and our subsidiary.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Enel Brasil, our subsidiary.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company that operates mainly in Bogotá and is controlled by us.

Coelce	Companhia Energética do Ceará S.A.	A publicly held Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Enel Brasil, our subsidiary.

COES	Comité de Operación Económica del Sistema	Peruvian entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Costanera	Central Costanera S.A.	A publicly held Argentine generation company controlled by Endesa Chile. Formerly known as Endesa Costanera.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur S.A.	Argentine transmission company and subsidiary of Enel Brasil.

DECSA	Distribuidora Eléctrica de Cundinamarca S.A.	Colombian distribution company and a subsidiary of Codensa.

Dock Sud	Central Dock Sud S.A.	Argentine generation company and our subsidiary since the 2013 capital increase.

Edegel	Edegel S.A.A.	A publicly held Peruvian generation company and a subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	A publicly held Peruvian distribution company, with a concession area in the northern part of Lima, and our subsidiary.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company, with a concession area in the south of the Buenos Aires greater metropolitan area, and our subsidiary.

EEB	Empresa de Energía de Bogotá S.A.	Colombian stated-owned financial and energy holding company, with investments in the electricity generation, transmission, trading and distribution sectors and in the natural gas transmission, distribution and trading sectors.

EEC	Empresa de Energía de Cundinamarca S.A. E.S.P.	Colombian distribution company and a subsidiary of DECSA, in which we hold 19.5% interest.

EEPSA	Empresa Eléctrica de Piura S.A.	A publicly held Peruvian generation company with natural gas thermal plants which has been our subsidiary since the 2013 capital increase.

El Chocón	Hidroeléctrica El Chocón S.A.	Argentine generation company with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River, Argentina and a subsidiary of Endesa Chile.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Chile	Empresa Nacional de Electricidad S.A.	Our publicly held generation subsidiary with consolidated operations in Chile, Argentina, Colombia and Peru, and an equity interest in Brazil.

Endesa Eco	Endesa Eco S.A.	A former Chilean subsidiary of Endesa Chile and owner of Central Eólica Canela S.A. and Ojos de Agua mini hydroelectric plant. Endesa Eco merged with Celta in November 2013.

Endesa Spain	Endesa, S.A.	A Spanish electricity generation and distribution company which sold its 60.6% beneficial interest in us to a subsidiary of Enel in October 2014. Our former parent company.

Enel	Enel S.p.A.	An Italian power company with a 60.6% beneficial interest in us. Our parent company.

Enel Brasil	Enel Brasil S.A.	Brazilian holding company and our subsidiary. Enel Brasil was formerly known as Endesa Brasil S.A.

Enel Iberoamérica	Enel Iberoamérica, S.R.L.	A wholly-owned subsidiary of Enel and owner of 20.3% of us, which it acquired from Endesa Spain in October 2014. Enel Iberoamérica was formerly known as Enel Energy Europe S.R.L.

Enel Latinoamérica	Enel Latinoamérica, S.A.	A wholly-owned subsidiary of Enel Iberoamérica and owner of 40.3% of us.

Enersis	Enersis S.A.	Our company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia, and Peru. Registrant of this Report.

ENRE	Ente Nacional Regulador de la Electricidad	Argentine national regulatory authority for the energy sector.

ESM	Extraordinary Shareholders’ Meeting	Extraordinary Shareholders’ Meeting.

FONINVEMEM	Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

Fortaleza	Central Geradora Termelétrica Fortaleza S.A.	Brazilian generation company that operates in the state of Ceará. Fortaleza is wholly-owned by Enel Brasil, our subsidiary.

GasAtacama	GasAtacama S.A.	Company involved in gas transportation and electricity generation in northern Chile that is a subsidiary of Endesa Chile.

GasAtacama Holding	Inversiones GasAtacama Holding Ltda.	A holding company which owns GasAtacama and is a subsidiary of Endesa Chile following the acquisition of an additional 50% interest from Southern Cross Latin America Private Equity Fund III, L.P. in April 2014.

Gener	AES Gener S.A.	Chilean generation company that competes with the Company in Chile, Argentina and Colombia.

GNL Quintero	GNL Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile) in which LNG is unloaded, stored and regasified.

IFRS	International Financial Reporting Standards	Accounting standards adopted by the Company on January 1, 2009.

IMV	Inmobiliaria Manso de Velasco Ltda.	Our wholly-owned real estate subsidiary of, which merged into ICT in December 2014.

LNG	Liquefied Natural Gas.	Liquefied natural gas.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina, Colombia, and Peru.

MME	Ministério de Minas e Energia	Brazilian Ministry of Mines and Energy.

NCRE	Non-Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave, or tidal energy.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Chile, Argentina, Brazil, and Colombia.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisory Authority, the Peruvian regulatory electricity authority.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting.

Pangue	Empresa Eléctrica Pangue S.A.	A former Chilean subsidiary of Endesa Chile and former owner of the Pangue power station. Pangue merged with San Isidro, which merged with Endesa Eco, which then merged with Celta. As a result, Pangue is now consolidated by Celta.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A publicly held Chilean electricity company, owner of three power stations in the Maule River basin and a subsidiary of Endesa Chile.

San Isidro	Compañía Eléctrica San Isidro S.A.	A former Chilean subsidiary of Endesa Chile. San Isidro merged with Pangue in May 2012 and Endesa Eco merged with San Isidro in September 2013. Celta merged with Endesa Eco in November 2013. As a result, San Isidro is now consolidated by Celta.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendency of Electricity and Fuels, a governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SIEI	Servicios Informáticos e Inmobiliarios Ltda.	A business consultancy in technology, information and computer science, telecommunications, data transmission and real estate which was formed following the merger of ICT Servicios Informáticos Ltda. (“ICT”) with Inmobiliaria Manso de Velasco Ltda. (“IMV”).

SING	Sistema Interconectado del Norte Grande	Chilean interconnected electric system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and the insurance business.

TESA	Transportadora de Energía S.A.	Transmission company with operations in Argentina and a subsidiary of Enel Brasil.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 Unidad Tributaria Mensual (“UTM”), which is a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

XM	Expertos de Mercado S.A. E.S.P.	A subsidiary of Interconexión Eléctrica S.A. (“ISA”), a Colombian company that provides system management in real time services in electrical, financial and transportation sectors.

Yacylec	Yacylec S.A.	Argentine transmission company and our associate since the 2013 capital increase.

INTRODUCTION

As used in this Report on Form 20-F, first person personal pronouns such as “we”, “us” or “our” refer to Enersis S.A. (“Enersis” or the “Company”) and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries, and jointly-controlled entities and associates is expressed in terms of our economic interest as of December 31, 2014.

We are a Chilean company engaged through our subsidiaries and jointly-controlled entities in the electricity generation, transmission and distribution businesses in Chile, Brazil, Colombia, Peru and Argentina. As of the date of this Report, we own 60.0% of Empresa Nacional de Electricidad S.A. (“Endesa Chile”), a Chilean electricity generation company, and 99.1% of Chilectra S.A. (“Chilectra”), a Chilean electricity distribution company. As of the date of this Report, Enel S.p.A. (“Enel”), an Italian generation and distribution company, beneficially owns 60.6% of Enersis through wholly-owned Spanish subsidiaries.

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

The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2014, one UF was equivalent to Ch$ 24,627.10. The U.S. dollar equivalent of one UF was US$ 40.59 as of December 31, 2014, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2014 of Ch$ 606.75 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its web page, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market

The Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to maintain the Observed Exchange Rate within a desired range.

As of March 31, 2015, one UF was equivalent to Ch$ 24,622.78. The U.S. dollar equivalent of one UF was US$ 39.30 on March 31, 2015, using the Observed Exchange Rate reported by the Central Bank of Chile as of such date of Ch$ 626.58 per US$ 1.00.

Our consolidated financial statements and, unless otherwise indicated, other financial information concerning us included in this Report are presented in Chilean pesos. Since January 1, 2009, we have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

All of our subsidiaries are consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-group transactions.

Investments in associated companies over which we exercise significant influence, are recorded in our consolidated financial statements using the equity method. For detailed information regarding subsidiaries, jointly-controlled entities and associated companies, see Appendices 1, 2 and 3 to the consolidated financial statements.

For the convenience of the reader, this Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate for December 31, 2014, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”.

Technical Terms

References to “TW” are to terawatts; references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes. References to “BTU” and “MBTU” are to British thermal unit and million British thermal units, respectively. A “BTU” is an energy unit equal to approximately 1055 joules. References to “Hz” are to hertz; and references to “mtpa” are to metric tons per annum. Unless otherwise indicated, statistics provided in this Report with respect to the installed capacity of electricity generation facilities are expressed in MW. One TW equals 1,000 GW, one GW equals 1,000 MW, and one MW equals 1,000 kW.

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

Rounding

Certain figures included in our consolidated financial statements have been rounded for ease of presentation. Percentages expressed in this Report may not have been calculated using rounded figures, but by using amounts prior to rounding. For this reason, percentages expressed in this Report may vary from those obtained by performing the same calculations using figures in our consolidated financial statements. Certain other amounts that appear in the tables in this Report may not total exactly due to rounding.

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

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent registered public accounting firm has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

RECENT DEVELOPMENTS

Corporate Reorganization Process

On April 22, 2015, our Board of Directors was informed of a significant event released as of the same date by our ultimate parent company, Enel, in which it refers to the convening of the Boards of Directors of Enersis, Endesa Chile and Chilectra to begin the assessment of a potential corporate reorganization process to separate electricity generation and distribution activities and assets in Chile from those in Argentina, Brazil, Colombia and Peru.

Later, on April 28, 2015, our Board of Directors unanimously approved the initiation of the assessment and instructed our management to analyze the aforementioned proposal and to convey this initiative to the Board of Directors of both Endesa Chile and Chilectra.

The objective of this reorganization is to resolve certain duplications and redundancies that exist as a result of our complex corporate structure and to generate value for all of our shareholders. This reorganization may include the creation of new companies and future mergers of these new companies, which are the owners of those business stakes outside of Chile. The newly-created companies would be based in Chile and listed on the same markets as the existing Enersis group of companies. These reorganizational transactions would not require any additional cash contributions and will not change current shareholdings.

If the reorganization process is eventually approved by the Boards of Directors of Enersis, Endesa Chile and Chilectra, the reorganization will be submitted for approval at their respective Shareholders’ Meetings.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following summary of consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 is derived from our audited consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2012, 2011 and 2010, and for the years ended December 31, 2011 and 2010 are derived from our consolidated financial statements not included in this Report. Since January 1, 2009, our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB.

Amounts are expressed in millions, except for ratios, operating data, shares and ADS (American Depositary Shares) data. For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2014, has been converted at the U.S. dollar Observed Exchange Rate (dólar observado) for that date of Ch$ 606.75 per US$ 1.00. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market.

For more information concerning historical exchange rates, see “ — Exchange Rates” below.

The following tables set forth our selected consolidated financial data for the years indicated and the operating data of subsidiaries:

	As of and for the year ended December 31,
	2014(1)	2014	2013	2012(2)	2011(2)	2010
	(US$ millions)			(Ch$ millions)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	11,955	7,253,876	6,264,446	6,495,953	6,386,600	6,563,581
Operating expenses(3)	(9,039)	(5,484,551)	(4,523,308)	(5,025,190)	(4,847,673)	(4,859,280)
Operating income	2,916	1,769,325	1,741,138	1,470,763	1,538,927	1,704,301
Financial income (expense), net	(434)	(263,162)	(168,029)	(216,642)	(233,666)	(270,605)
Total gain (loss) on sale of non-current assets not held for sale	118	71,770	19,170	15,186	(5,769)	11,711
Other non-operating income	(85)	(51,793)	25,289	30,382	27,929	1,288

Income before income tax	2,515	1,526,140	1,617,569	1,299,689	1,327,421	1,446,695
Income tax	(921)	(558,645)	(504,168)	(406,676)	(455,469)	(346,006)

Net income	1,595	967,495	1,113,401	893,013	871,952	1,100,689
Net income attributable to shareholders of the Company	943	571,873	658,514	377,351	375,471	486,227

Net income attributable to Minority interests	652	395,622	454,887	515,662	496,481	614,462
Net income (loss) from continuing operations per average number of Share basic and diluted (Ch$/US$)	0.02	11.65	14.56	11.56	11.50	14.89
Net income (loss) from continuing operations per average number of ADS (Ch$/US$)	0.96	582.44	728.14	577.85	574.97	744.58
Net income (loss) per average number of Share, basic and diluted (Ch$/US$ per share)	0.02	11.65	14.56	11.56	11.50	14.89
Net income (loss) per average number of ADS (Ch$/US$ per ADS)	0.96	582.44	728.14	577.85	574.97	744.58
Cash dividends per Share (Ch$/US$ per share)	0.01	6.71	4.25	5.75	7.45	4.64
Cash dividends per ADS (Ch$/US$ per ADS)	0.55	335.34	212.51	287.49	372.50	232.00
Weighted average number of shares of common stock (millions)		49,093	45,219	32,651	32,651	32,651
Weighted average number of ADS (millions)		103.65	97.83	73.89	82.46	82.32

Consolidated Statement of Financial Position Data
Total assets	26,240	15,921,322	15,177,664	13,246,492	13,649,087	13,005,845
Non-current liabilities	7,330	4,447,282	3,688,940	3,941,555	4,336,012	4,084,540
Equity attributable to shareholders	10,222	6,201,976	6,168,554	3,893,799	3,895,729	3,735,545
Equity attributable to Minority interests	3,424	2,077,243	2,338,911	3,064,408	2,995,312	2,778,483
Total equity	13,645	8,279,219	8,507,464	6,958,207	6,891,041	6,514,028
Capital stock (4)	9,566	5,804,448	5,828,040	2,983,642	2,983,642	2,983,642

Other Consolidated Financial Data
Capital expenditures (CAPEX)(5)	1,795	1,089,362	774,820	707,291	673,673	701,341
Depreciation, amortization and impairment losses(6)	875	530,695	510,351	477,096	552,984	557,391

(1)	Solely for the convenience of the reader, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$ 606.75 per U.S. dollar, as of December 31, 2014.
(2)	Restated as a result of the application of IFRS 11.
(3)	Operating expenses include selling and administration expense.
(4)	Includes share premium.
(5)	CAPEX figures represent effective payments for each year.
(6)	For further detail please refer to Notes 9C and 30 of the Notes to our consolidated financial statements.

The 2014 net income, net income per share and net income per ADS presented above are based on our consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB. These figures differ from the net income per share included in our statutory consolidated financial statements filed with the SVS on January 29, 2015. This is due to the fact that our statutory consolidated financial statements were prepared in accordance with the SVS guidelines and instructions, which are composed of the IFRS as issued by the IASB and supplemental instructions from the SVS, which require that the effects of the enacted Chilean tax reform on deferred taxes to be recognized in retained earnings instead of the income statement as required under IFRS. As of December 31, 2014, the only SVS instruction that conflicts with IFRS is related to the effects of the Chilean tax reform that consisted in an increase in net deferred tax liabilities. The following table set forth the main differences in net income and net income per share:

	For the year ended December 31, 2014
	Net Income	Net Income per share
	(Ch$ millions)	(Ch$ per share)

Consolidated Financial Statements under IFRS	571,873	11.65
Statutory Financial Statements (SVS)	610,157	12.43

The payment of dividends is based on the net income included in our Chilean statutory consolidated financial statements, which is higher than net income based on IFRS for the reasons described above.

	As of and for the year ended December 31,
	2014	2013	2012	2011	2010
OPERATING DATA OF SUBSIDIARIES

Chilectra (Chile)
Electricity sold (GWh)	15,702	15,152	14,445	13,697	13,098
Number of customers (thousands)	1,737	1,694	1,659	1,638	1,610
Total energy losses (%)(1)	5.3%	5.3%	5.4%	5.5%	5.8%

Edesur (Argentina)
Electricity sold (GWh)	18,025	18,137	17,738	17,233	16,759
Number of customers (thousands)	2,464	2,444	2,389	2,389	2,353
Total energy losses (%)(1)	10.7%	10.8%	10.6%	10.5%	10.5%

Ampla (Brazil)
Electricity sold (GWh)	11,701	11,049	10,816	10,223	9,927
Number of customers (thousands)	2,875	2,801	2,712	2,644	2,571
Total energy losses (%)(1)	20.1%	19.8%	19.6%	19,7%	20.5%

Coelce (Brazil)
Electricity sold (GWh)	11,177	10,718	9,878	8,970	8,850
Number of customers (thousands)	3,625	3,500	3,338	3,224	3,095
Total energy losses (%)(1)	12.7%	12.5%	12.6%	11.9%	12.1%

Codensa (Colombia)
Electricity sold (GWh)	13,667	13,342	12,972	12,552	12,141
Number of customers (thousands)	2,772	2,687	2,588	2,496	2,429
Total energy losses (%)(1)	7.2%	7.0%	7.3%	7.8%	8.2%

Edelnor (Peru)
Electricity sold (GWh)	7,359	7,045	6,863	6,572	6,126
Number of customers (thousands)	1,293	1,255	1,203	1,144	1,098
Total energy losses (%)(1)	8.0%	7.9%	8.2%	8.2%	8.3%

Endesa Chile (Chile)
Installed capacity in Chile (MW)(2)	6,351	5,571	5,571	5,221	5,221
Installed capacity in Argentina (MW)(3)	3,652	3,652	3,652	3,652	3,652
Installed capacity in Colombia (MW)	3,059	2,925	2,914	2,914	2,914
Installed capacity in Peru (MW)	1,949	1,540	1,657	1,668	1,668
Generation in Chile (GWh)(2)(3)	18,063	19,438	19,194	19,296	19,096
Generation in Argentina (GWh)(3)	9,604	10,840	11,207	10,713	10,862
Generation in Colombia (GWh)(3)	13,559	12,748	13,251	12,051	11,237
Generation in Peru (GWh)(3)	8,609	8,391	8,570	8,980	8,293

Enel Brasil (Brazil)
Installed capacity in Brazil (MW)	987	987	987	987	987
Generation in Brazil (GWh)(3)	5,225	4,992	5,183	4,129	5,044

Dock Sud (Argentina)(4)
Installed capacity in Argentina (MW)	870	870	n.a	n.a.	n.a.
Generation in Argentina (GWh)	4,786	3,582	n.a	n.a.	n.a.

EEPSA (Peru)(4)
Installed capacity in Peru (MW)	297	302	n.a	n.a.	n.a.
Generation in Peru (GWh)	453	98	n.a	n.a.	n.a.

(1)	Energy losses are calculated as the difference between total energy purchased (GWh of electricity demand, including own generation) and the energy sold (GWh), within a given period. Losses are expressed as a percentage of total energy purchased. Losses in distribution arise from illegally tapped energy as well as technical losses.
(2)	The 2014 data includes the capacity and generation of GasAtacama, as a result of its consolidation. Prior to 2014, GasAtacama was excluded.
(3)	Beginning in 2013, we changed how we calculate our electricity generation. The impact of applying the new criteria on a cumulative basis for 2010 through 2012 is not material. We now report the energy effectively available for sales in all countries.
(4)	As a result of the 2013 capital increase, Dock Sud in Argentina and EEPSA in Peru were contributed by Endesa Spain and their consolidation by Enersis began as of April 2013; therefore, 2013 data only includes the nine-month period from April 1, 2013 to December 31, 2013.

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

In Chile, there are two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank of Chile. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank of Chile has the authority to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank of Chile be informed of certain transactions and they must be carried out through the Formal Exchange Market.

The U.S. dollar Observed Exchange Rate, which is reported by the Central Bank of Chile and published daily on its web page, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Nevertheless, the Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

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

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2014, the U.S. dollar Observed Exchange Rate was Ch$ 606.75 per US$ 1.00.

The following table sets forth the low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile:

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low(2)	High(2)	Average(3)	Period-end
Year ended December 31,
2014	527.53	621.41	573.70	606.75
2013	466.50	533.95	498.83	524.61
2012	469.65	519.69	486.31	479.96
2011	455.91	533.74	483.45	519.20
2010	468.01	549.17	510.38	468.01
Month ended
March 2015	617.38	642.18	n.a.	626.58
February 2015	616.86	632.19	n.a.	618.76
January 2015	612.47	632.03	n.a.	632.03
December 2014	606.75	621.41	n.a.	606.75
November 2014	580.62	605.46	n.a.	605.46
October 2014	576.50	598.64	n.a.	576.50

Source: Central Bank of Chile.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

As of April 28, 2015, the U.S. dollar Observed Exchange Rate was Ch$ 606.39 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the appreciation of the year-end Chilean peso in 2014, one determines the percent change between the reciprocal of Ch$ 524.61 (the value of one U.S. dollar as of December 31, 2013) and the reciprocal of Ch$ 606.75 (the value of one U.S. dollar as of December 31, 2014). In this example, the percentage change between 0.001906 (the reciprocal of Ch$ 524.61) and 0.001648 (the reciprocal of Ch$ 606.75) is negative 13.5%, which represents the 2014 year-end devaluation of the Chilean peso against the 2013 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2010 through December 31, 2014 and through the date indicated in the table below, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
Year ended December 31,
2014	606.75	(13.5)
2013	524.61	(8.5)
2012	479.96	8.2
2011	519.20	(9.9)
2010	468.01	8.4

Source: Central Bank of Chile.

(1)	Calculated based on the variation of period-end exchange rates.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

A financial or other crisis in any region worldwide can have a significant impact on the countries in which we operate, and consequently, may adversely affect our operations as well as our liquidity.

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

Financial and political crises in other parts of the world could also adversely affect our business. For example, instability in the Middle East could result in higher fuel prices worldwide, which in turn could increase the cost of fuel for our thermal generation plants and adversely affect our results of operations and financial condition.

In addition, an international financial crisis and its disruptive effects on the financial industry could adversely impact our ability to obtain new bank financings on the same historical terms and conditions. A financial crisis could also diminish our ability to access the capital markets in the five countries in which we operate as well as the international capital markets for other sources of liquidity, or increase the interest rates available to us. Reduced liquidity could, in turn, adversely affect our capital expenditures, our long-term investments and acquisitions, our growth prospects and our dividend payout policy.

South American economic fluctuations are likely to affect our results from operations and financial condition as well as the value of our securities.

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

The majority of our operating income is generated in Brazil, Chile and Colombia, and 89% of our operating revenues in 2014 were derived from our operations in these countries. As a result, our financial condition and results of operations are particularly dependent on Brazilian, Chilean and Colombian economic performance. Set forth below are the GDP growths in 2014 and forecasts for 2015 for the three named countries according to the World Economic Outlook Database published in April 2015 by the International Monetary Fund (“IMF”):

—	In 2014, Brazilian GDP increased by 0.1% compared to a 2.3% increase in 2013. In 2015, Brazilian GDP is forecast to grow by 1.4%.

—	In 2014, Chilean GDP increased by 1.8% compared to a 4.2% increase in 2013. In 2015, Chilean GDP is forecast to grow by 3.3%.

—	In 2014, Colombian GDP increased by 4.6% compared to a 4.7% increase in 2013. In 2015, Colombian GDP is forecast to grow by 4.5%.

Future adverse developments in these economies may impair our ability to execute our strategic plans, which could adversely affect our results of operations and financial condition.

In addition, South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Brazilian, Chilean and Colombian financial and securities markets may be adversely affected by events in other countries, which could adversely affect the value of our securities.

A deterioration of the economic situation in Argentina or a deeper devaluation of the Argentine peso could have an adverse effect on our debt.

The Argentine peso suffered a steep devaluation against the U.S. dollar during 2014. Due to the decline in value of the Argentine peso relative to foreign currencies, the Argentine government has implemented policies to limit purchases of U.S. dollars. The Argentine Central Bank raised the reference interest rate, which increased financing costs for banks and for private sector companies. Although the pace of the devaluation of the Argentine peso against the U.S. dollar has slowed recently, the increase in interest paid on deposits has been insufficient to offset the inflation rate. The devaluation of the Argentine peso may continue in 2015 and future years.

If Argentina’s economy were deemed hyperinflationary, a general price index would be used to present the amounts related to our Argentine subsidiaries in our consolidated financial statements under the provisions outlined in IAS 29, “Financial Reporting in Hyperinflationary Economies.” Amounts for the previous reporting periods would be restated by applying the general price index so that the financial statements between the periods presented would be comparative.

In 2014, the Argentine banking industry increased interest rates on loans and shortened maturities. Liquidity in the Argentine derivatives market also deteriorated, which limited access to swaps of Argentine peso-denominated debt into other currencies. As a result, our Argentine peso-denominated debt is exposed to further devaluation of the Argentine peso.

Argentina’s sovereign creditworthiness also deteriorated in 2014, based on market data and reports from credit ratings agencies. The insurance cost of sovereign bonds, as measured by credit default swaps, increased to 29.9% from 16.5% during 2014, which indicates increased probability of a distressed credit event. Argentina’s sovereign debt rating was downgraded from “CCC-” to “selective default” by Standard & Poor’s and from “CC” to “restricted default” by Fitch, after a default on Argentina’s sovereign bonds in July 2014. Moody’s maintained the long term foreign currency debt rating at “Ca,” but with negative outlook. Further deterioration of Argentina’s economy could adversely affect our results of operations and financial condition.

For further information on our consolidated financial statements by country, please see Note 35.3 of the Notes to our consolidated financial statements.

Certain South American countries have been historically characterized by frequent and occasionally drastic economic interventionist measures by governmental authorities, including expropriations, which may adversely affect our business and financial results.

Governmental authorities have altered monetary, credit, tariff, tax and other policies to influence the course of the economies of Argentina, Brazil, Colombia and Peru. To a lesser extent, the Chilean government has also exercised and continues to exercise a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies. For example, in September 2014, the Chilean government approved the progressive increase of the corporate income tax and a change in the tax system, which may have an additional negative effect upon non-Chilean holders of shares or ADSs. In addition, taxes may be due on accrued dividends prior to their payments depending on the tax mechanism elected. Governmental actions in these South American countries have also involved wage, price and tariff rate controls and other interventionist measures, such as expropriation or nationalization. For example, Argentina froze bank accounts and imposed capital restrictions in 2001, nationalized the private sector pension funds in 2008, used its Central Bank reserves to pay down indebtedness maturing in 2010, expropriated Repsol’s 51% stake in YPF in 2012 and imposed exchange controls in 2014, which limited Argentine access to foreign currencies. In 2010, Colombia imposed an equity tax to finance reconstruction and repair efforts related to severe flooding, which resulted in an extraordinary tax expense accrual booked in January 2011 for taxes payable in 2011 through 2014.

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

Our primary facilities include power plants, transmission and distribution assets, pipelines, liquefied natural gas (“LNG”) terminals and re-gasification plants, storage and chartered LNG tankers. Our facilities may be damaged by earthquakes, flooding, fires, and other catastrophic disasters arising from natural or accidental human causes, as well as acts of terrorism. A catastrophic event could cause disruptions in our business, significant decreases in revenues due to lower demand or significant additional costs to us not covered by our business interruption insurance. There may be lags between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximums.

As an example, on February 27, 2010, Chile experienced a major earthquake in the Bío-Bío region, with a magnitude of 8.8 on the Richter scale, followed by a very destructive tsunami. Our Bocamina I and Bocamina II thermal generation units, which are located near the epicenter, sustained significant damage as a result of the earthquake.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, and risks related to refinancing our maturing debt; we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2014, our debt totaled Ch$ 3,711 billion.

Our debt had the following maturity profile:

•	Ch$ 422 billion in 2015;

•	Ch$ 972 billion from 2016 to 2017;

•	Ch$ 643 billion from 2018 to 2019; and

•	Ch$ 1,674 billion thereafter.

Set forth below is a breakdown by country for debt maturing in 2015:

•	Ch$ 151 billion for Chile;

•	Ch$ 93 billion for Colombia

•	Ch$ 79 billion for Brazil;

•	Ch$ 63 billion for Peru; and

•	Ch$ 36 billion for Argentina.

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

In the event that we or our subsidiaries breach any of these material contractual provisions, our creditors and bond holders may demand immediate repayment, and a significant portion of our indebtedness could become due and payable. For example, as of December 31, 2014 and March 31, 2015, our Argentine subsidiary El Chocón did not meet an interest coverage ratio test (EBITDA to interest expense) pursuant to a covenant requirement under a loan agreement with Standard Bank, Deutsche Bank and Itaú that matures in February 2016. El Chocón has experienced difficulties in meeting this covenant several times in the past and has obtained waivers from its lenders. As of the date of this Report, we are in discussions with the lenders but El Chocón has not received any waivers or acceleration notices for its most recent failure to comply with the ratio. If the lenders decide to declare an event of default and accelerate the loan, US$ 15 million of principal and interest would become immediately due and payable under this facility. Because of cross-acceleration provisions of El Chocón’s other loans, an additional Ch$ 21 billion would also be accelerated and El Chocón would be required to enter into bankruptcy.

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

As of the date of this Report, we believe that Argentina continues to be the country in which we operate with the highest refinancing risk. As of December 31, 2014, the third-party debt of our Argentine subsidiaries amounted to Ch$ 80 billion. As long as fundamental issues concerning the local electricity sector remain unresolved, we will roll over our outstanding Argentine debt to the extent we are able to do so. If our creditors will not continue to roll over our debt when it becomes due and we are unable to refinance such obligations, we could default on such indebtedness.

Our inability to finance new projects or capital expenditures or to refinance our existing debt could adversely affect our results of operation and financial condition.

We may be unable to enter into suitable investments, alliances and acquisitions.

On an ongoing basis, we review acquisition prospects that may increase our market coverage or supplement our existing businesses, though there can be no assurance that we will be able to identify and consummate suitable acquisition transactions in the future. The acquisition and integration of independent companies that we do not control is generally a complex, costly and time-consuming process and requires significant efforts and expenditures. If we consummate an acquisition, it could result in the incurrence of substantial debt and assumption of unknown liabilities, the potential loss of key employees, amortization expenses related to tangible assets and the diversion of management’s attention from other business concerns. In addition, any delays or difficulties encountered in connection with acquisitions and the integration of multiple operations could have a material adverse effect on our business, financial condition or results of operations.

Because our generation business depends heavily on hydrological conditions, droughts and climate change may adversely affect our operations and profitability.

Approximately 52% of our consolidated installed generation capacity in 2014 was hydroelectric. Accordingly, extreme hydrological conditions and climate change could adversely affect our business, results of operations and financial condition. In the last few years, regional hydrological conditions have been affected by two climatic phenomena — El Niño and La Niña — that influence rainfall regularity and resulted in droughts. For example, in Brazil, where 67% of our installed capacity is hydroelectric, the ongoing drought since 2013 has adversely affected the systems operation, forcing a high thermal dispatch. This increased spot prices to their upper limits, inducing regulatory changes and vulnerable operating conditions.

In addition, the ongoing drought in Chile not only reduced our ability to operate our hydroelectric plants at full capacity, but also resulted in increased number of disputes with both the Chilean government and local farmers over water use. As a result of such disputes, Endesa Chile has entered into agreements with both the Chilean government and the farmers that further restrict its ability to use water for hydroelectric generation. If drought conditions persist or become worse, both Endesa Chile and us may face increased pressure by the Chilean government or other third parties to further restrict our water use.

Droughts also affect the operation of our thermal plants, including our facilities that use natural gas, fuel oil or coal as fuel, in the following manner:

•	During periods of drought, thermal plants are used more frequently. Operating costs of thermal plants can be considerably higher than those of hydroelectric plants. Our operating expenses increase during these periods. In addition depending on our commercial obligations, we may have to buy electricity at spot prices in order to meet our contractual supply obligations and the cost of these electricity purchases may exceed the price at which we sell contracted electricity, thus producing losses from those contracts.

•	Our thermal plants require water for cooling and the drought in Chile not only reduces the availability of water, but also increases the concentration of chemicals, such as sulfates in the water. The high concentration of chemicals in the water we use for cooling increases the risk of damaging the equipment at our thermal plants as well as the risk of violating relevant environmental regulations. As a result, we had to purchase water from agricultural areas that are also experiencing shortages of water. These water purchases may increase our operating costs and also imply additional costs to manage our social responsibility commitments.

•	Thermal power plants burning gas generate emissions such as sulfur dioxide (SO2) and nitrogen oxide (NOx) gases. When operating with diesel they also release particulate matter into the atmosphere. Coal fired plants generate emissions of SO2 and NO2. Therefore, greater use of thermal plants during periods of drought increases the risk of unsatisfactory performance of the abatement equipment used to control pollutant emissions.

In addition, according to certain weather forecast models, the drought that is affecting the regions where most of our Chilean hydroelectric plants are located may last for an extended period in the future as a result of climate change. A prolonged drought will exacerbate the risks described above and have a further negative impact upon our business, results of operations and financial condition.

Governmental regulations may adversely affect our business.

We are subject to extensive regulation of the tariffs we charge our customers and other aspects of our business and these regulations may adversely affect our profitability. For example, the Chilean government can impose electricity rationing during droughts or prolonged failures of power facilities. During rationing, if we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity at the spot price, as even a severe drought does not release us from our contractual obligations as a force majeure event. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Chilean National Energy Commission (Comisión Nacional de Energía or “CNE”). This “cost of failure,” which is updated semiannually by the CNE, is a measurement of how much final users would pay for one extra MWh under rationing conditions. If we are unable to buy enough electricity at the spot price to comply with our contractual obligations, we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price. Rationing periods have occurred in the past and may occur in the future. Our generation subsidiaries may be required to pay regulatory penalties if they fail to provide adequate service under their contractual obligations. Material rationing policies imposed by regulatory authorities in any of the countries in which we operate could adversely affect our business, results of operations and financial condition.

Governmental authorities may also delay the distribution tariff review process, or tariff adjustments determined by governmental authorities may be insufficient to pass through our costs (as has been the case with Edesur, our Argentine distribution subsidiary and with Ampla and Coelce, our Brazilian distribution subsidiaries, for part of 2014). Similarly, electricity regulations issued by governmental authorities in the countries in which we operate may affect the ability of our generation companies to collect revenues sufficient to offset their operating costs, which has been the case with Costanera and Dock Sud in Argentina.

The inability of any company in our consolidated group to collect revenues sufficient to cover operating costs may affect the ability of that company to operate as a going concern and may otherwise have an adverse effect on our business, assets, financial results and operations.

In addition, changes in the regulatory framework are often submitted to the legislators and administrative authorities in the countries in which we operate and, if approved, could have a material adverse impact on our business. For instance, in 2005 there was a change in the water rights’ law in Chile that requires us to pay for unused water rights. In addition, the Chilean government is initiating a review of the current energy policies through an energy agenda presented in May 2014. These changes could adversely affect our results.

Our business and profitability could be adversely affected if water rights are denied or if water concessions are granted with limited duration.

Approximately 55% of our installed capacity in Chile is hydroelectric. We own water rights granted by the Chilean Water Authority (Dirección General de Aguas or “DGA”) for the supply of water from rivers and lakes near our production facilities. Under current law, these water rights are (i) for unlimited duration, (ii) absolute and unconditional property rights and (iii) not subject to further challenge. Chilean generation companies must pay an annual license fee for unused water rights. New hydroelectric facilities are required to obtain water rights, the conditions of which may impact design, timing or profitability of a project.

For example, the HidroAysén hydroelectric project’s environmental impact assessment study was approved by the environmental authority in May 2011, and was subsequently rejected. The study demonstrated that the design of the project and the use of the waters flows from both the Baker and Pascua Rivers could be optimized. To achieve this optimization, greater volumes of water from both rivers were necessary and we requested additional water rights. In January 2015, the Chilean Water Authority denied approximately 92% of the additional volumes of water requested in the Baker River basin and approximately 70% of those requested in the Pascua River basin. The project now requires a new design, which may result in significant delays and increased costs. As a result of this and other complications, Endesa Chile recorded an impairment loss of Ch$ 69,067 million in connection with HidroAysén in the fourth quarter of 2014.

In addition, Chilean Congress is currently discussing amendments to the Water Code. Under the proposal: (i) water use concessions would be limited to 30 years, which would be extendable with respect to water rights actually used during the 30-year period, unless the Chilean Water Authority demonstrates the water rights have not been used effectively; (ii) new non-consumptive water rights would expire if the holder does not exercise the rights within eight years; and (iii) existing non-consumptive water rights and have not been used would expire within 14 years from the date of being granted. For the rights granted before 2006, January 1, 2006 will be deemed the grant date.

Any limitations on our current water rights, our need for additional water rights, or our current unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability.

Regulatory authorities may impose fines on our subsidiaries, which could adversely affect our results of operations and financial condition.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failures, in the five countries in which we operate. In Chile, such fines may be imposed for a maximum of 10,000 Annual Tax Units (Unidades Tributarias Anuales or “UTA”), or Ch$ 5.2 billion using the UTA and foreign exchange rate as of December 31, 2014. In Peru, fines may be imposed for a maximum of 1,400 Treasury Tax Units (Unidad Impositiva Tributaria or “UIT”), or Ch$ 1,080 million, using the UIT and foreign exchange rates as of December 31, 2014. In Colombia, fines may be imposed for a maximum of 2,000 Minimum Monthly Salaries (Salarios Mínimos Mensuales), or Ch$ 312 million using the Minimum Monthly Salary and the exchange rates as of December 31, 2014. In Argentina, there is no maximum limit for relevant fines. In Brazil, fines may be imposed for up to 2.0% of an electricity company’s revenues.

Our electricity generation subsidiaries are supervised by their local regulatory entities and may be subject to these fines in cases where, in the opinion of the regulatory entity, operational failures affecting the regular energy supply to the system are the fault of the company such as when agents are not coordinated with the system operator. In addition, our subsidiaries may be required to pay fines or compensate customers if those subsidiaries are unable to deliver electricity, even if such failure is due to forces outside of the subsidiaries’ control.

For example, in 2014, ANEEL imposed fines of Ch$ 5 billion on Ampla and Ch$ 6.4 billion on Coelce due to technical and commercial operation failures. In 2014, the Electricity National Regulatory Agency (“ENRE” in its Spanish acronym) imposed fines on Edesur for a total of Ch$ 7.6 billion and additional compensation to customers of Ch$ 27.6 billion. In 2011, the Chilean Superintendency of Electricity and Fuels (Superintendencia de Electricidad y Combustibles or “SEF”) imposed 1,947 UTA (approximately Ch$ 1,023 million) in fines on Endesa Chile, Pehuenche and Chilectra due to a blackout that occurred in the Santiago metropolitan region in March 2010. For further information on fines, please refer to Note 38 of the Notes to our consolidated financial statements.

We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.

In order to pay our obligations, we rely partly on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries and equity affiliates. The ability of our subsidiaries and equity affiliates to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations and foreign exchange controls that may be imposed in any of the five countries where they operate.

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

Contractual Constraints. Distribution restrictions included in certain credit agreements of our subsidiaries Costanera and El Chocón may prevent dividends and other distributions to shareholders if they are not in compliance with certain financial ratios. Generally, our credit agreements prohibit any type of distribution if there is an ongoing default.

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

As of December 31, 2014, the amount of our total consolidated debt was Ch$ 3,711 billion (net of currency hedging instruments). Of this amount, Ch$ 1,104 billion, or 30%, was denominated in U.S. dollars and Ch$ 340 billion, or 9% was denominated in Chilean pesos. As of December 31, 2014, our consolidated foreign currency-denominated indebtedness (other than U.S. dollars or Chilean pesos) included the equivalent of:

•	Ch$ 1,255 billion in Colombian pesos;

•	Ch$ 705 billion in Brazilian reais;

•	Ch$ 271 billion in Peruvian soles; and

•	Ch$ 36 billion in Argentine pesos.

These amounts total Ch$ 2,267 billion in currencies other than U.S. dollars or Chilean pesos.

For the twelve-month period ended December 31, 2014, our operating cash flows were Ch$ 1,705 billion (before consolidation adjustments) of which:

•	Ch$ 583 billion, or 34%, came from Colombia;

•	Ch$ 413 billion, or 24%, came from Brazil;

•	Ch$ 267 billion, or 16%, came from Argentina;

•	Ch$ 239 billion, or 14%, came from Peru; and

•	Ch$ 203 billion, or 12%, came from Chile.

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us. We will continue to be subject to future litigation proceedings, which could cause material adverse consequences to our business.

For example, in August 2014, the Chilean Superintendency of Environment fined Endesa Chile 8,640 UTAs (approximately Ch$ 4.5 billion) for alleged environmental violations related to the Bocamina II power plant. Endesa Chile appealed the fine, though a provision for this fine was included in our consolidated financial statements. Our financial condition or results from operations could be adversely affected if we are unsuccessful in defending this litigation or other lawsuits and proceedings against us. For further information on litigation proceedings, please see Note 36.3 of the Notes to our consolidated financial statements.

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

Enel beneficially owns 60.6% of our share capital. Our controlling shareholder has the power to determine the outcome of most material matters that require shareholders’ votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends. Enel also can exercise influence over our business strategy and operations. Its interests may in some cases differ from those of the other shareholders. Enel conducts its business operations in the field of renewable energies in South America through Enel Green Power S.p.A., in which we do not have an equity interest.

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

Environmental regulations for existing and future generation capacity may become stricter, requiring increased capital investments. For example, Decree 13 of the Chilean Ministry of the Environment promulgated in January 2011 and published in June 2011 defined stricter emission standards for thermoelectric plants that must be met between 2014 and 2016 and stricter standards for new facilities or additional capacity. This regulation also requires the establishment of a system of continuous emission monitoring, pursuant to which thermoelectric plants must implement a monitoring system in accordance with the guidelines and protocols issued by the Chilean Superintendency of the Environment. Failure to certify the implementation of such monitoring system may result in penalties and sanctions. In September 2014, the Chilean government enacted Law 20,780 (a tax reform law), which established an annual tax on stationary power generators, such as thermal generators, tied to their emission of pollutants for the previous year. When this provision of the law enters into force in 2018, it will only apply to generators with a capacity of at least 50 MW.

In compliance with these Chilean environmental regulations, all Chilean thermal plants are expected to invest to comply with the new regulations by installing abatement systems to control pollutant emissions. Any delay in the filing may constitute a violation of the regulations which established emission limits effective on June 23, 2015 or June 23, 2016 depending on the plant’s location.

In 2009, we presented our 740 MW coal-fueled Punta Alcalde project for environmental approval in Chile. In 2012, the regional environmental authority rejected the project and we appealed to the Council of Ministers. The Council unanimously reversed the decision of the environmental authority, and issued an environmental qualification resolution (“RCA” in its Spanish acronym) in December 2012. However, the Court of Appeals accepted four injunctions against us in early 2013. In January 2014, the Chilean Supreme Court ruled that the project could proceed but imposed several conditions in the RCA, including steps to improve air quality in the nearby town of Huasco. In addition, the Chilean Supreme Court requested certain environmental evaluations (including an evaluation for the transmission line). In light of the changes requested by the Chilean Supreme Court, we concluded that major modifications to the approved RCA were needed in order to make the Punta Alcalde project economically sustainable. On January 29, 2015, we halted development of the project and the related transmission project. We recorded a Ch$ 12,582 million impairment loss in connection with the Punta Alcalde project in the fourth quarter of 2014.

In addition to environmental matters, there are other factors that may adversely affect our ability to build new facilities or to complete projects currently under development on time, including delays in obtaining regulatory approvals, shortages or increases in the price of equipment, materials or labor, strikes, adverse weather conditions, natural disasters, civil unrest, accidents, or other unforeseen events. Any such event could adversely impact our results of operations and financial condition.

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

The amount of time necessary to obtain an environmental qualification resolution for electricity generation or transmission projects in Chile has materially increased, primarily due to judicial decisions against such projects, environmental opposition, social criticism and government delays. This can cast doubt on the ability of a project to obtain such approval and increase the uncertainty for investing in electricity generation and transmission projects in Chile. The uncertainty is forcing companies to reassess their business strategies as the delay in the construction of electricity generation and transmission projects may result in a supply constraints over the next five or six years. If any plant within the system ceases operation unexpectedly, we could experience supply shortages in our system, which could lead to power cuts. Any such event could adversely affect our results of operations and financial condition.

Our power plant projects may encounter significant opposition from different groups that may delay their development, increase costs, damage our reputation and potentially result in impairment of our goodwill with stakeholders.

Our reputation is the foundation of our relationship with key stakeholders and other constituencies. If we are unable to effectively manage real or perceived issues that could negatively impact sentiments toward us, our results of operations and financial condition could be adversely affected.

The development of new and existing power plants may face opposition from several stakeholders, such as ethnic groups, environmental groups, land owners, farmers, local communities and political parties, among others, all of which may impact the sponsoring company’s reputation and goodwill. For example, since December 2013, our Bocamina II power plant has encountered substantial opposition from local fishermen’s unions that who claim that our facility negatively affects marine life and causes pollution, which resulted in the temporary shutdown of the power plant. Even though the Chilean Supreme Court lifted the injunction, the power plant has remained offline pending a new environmental qualification resolution, which we now have, as a direct consequence of the claim. Such groups are sometimes financed internationally and may receive global attention. Similarly, the El Quimbo hydroelectric project in Colombia faced constant demands from the public that have delayed construction and increased costs. From April 27, 2014 to May 12, 2014, a national agricultural strike involving communities near the project blocked roads and occupied neighboring land. Additional protests during 2014 blocked the entrance to the Balseadero viaduct construction site and the reservoir basin.

The operation of our current thermal power plants may also affect our goodwill with stakeholders, due to emissions such as particulate matter, sulfur dioxide and nitrogen oxides, which could adversely affect the environment.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders and ultimately lead to projects and operations that may not be optimal, causing our share prices to drop and hindering our ability to attract or retain valuable employees, all of which could result in an impairment of our goodwill with stakeholders.

We may be exposed to asbestos liability and additional expense related to asbestos.

Several of our facilities have asbestos present in them. We have a policy regarding asbestos control and sanitation, which includes a detailed action plan regarding the detecting the presence of asbestos, measuring air quality, ensuring the compliance with safety requirements, as well as a plan to monitor the health of workers.

In April 2015, Endesa Chile completed the removal of the identifiable asbestos from the Bocamina I power plant.

We may incur additional costs to remediate and implement our asbestos control and sanitation policy, or be subject to legal actions against us, which in turn may have a material adverse effect on our business, results of operation and financial condition.

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

In addition, we employ many highly-specialized employees, and certain actions such as strikes, walk-outs or work stoppages by these employees, could negatively impact our operating and financial performance as well as our reputation.

Interruption or failure of our information technology and communications systems or external attacks to or breaches of these systems could have an adverse effect on our operations and results.

We depend on information technology, communication and processing systems (“IT Systems”) to operate our businesses, the failure of which could adversely affect our financial condition and results of operations.

IT Systems are all vital to our generation subsidiaries’ ability to monitor our power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet our service targets and standards. Our distribution subsidiaries could also be affected adversely because they rely heavily on IT Systems to monitor their grids, billing processes for millions of customers and customer service platforms. Temporary or long-lasting operational failures of any of these IT Systems could have a material adverse effect on our results of operations. Additionally, cyber attacks can have an adverse effect on the company’s image and its relationship with the community.

In the last few years, global cyber attacks on security systems, treasury operations, and IT Systems have intensified. We are exposed to cyber-terrorist attacks aimed at damaging our assets through computer networks, cyber spying involving strategic information that may be beneficial for third parties and cyber-theft of proprietary and confidential information, including information of our customers. During 2014, we suffered two cyber attacks perpetrated by a cyber-terrorist group, which impacted websites in Chile, Argentina, Brazil, Colombia and Peru. In one case, the attack resulted in a service interruption of 90 minutes.

We rely on electricity transmission facilities that we do not own or control. If these facilities do not provide us with an adequate transmission service, we may not be able to deliver the power we sell to our final customers.

We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the electricity we sell. This dependence exposes us to several risks. If transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity. If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient. If restrictive transmission price regulation is imposed, transmission companies upon whom we rely may not have sufficient incentives to invest in expansion of their transmission infrastructure, which could adversely affect our operations and financial results. Currently, the construction of new transmission lines is taking longer than in the past, mainly because of new social and environmental requirements that are creating uncertainty about the probability of completing the projects. In addition, the increase of new non-conventional renewable energy (“NCRE”) projects is congesting the current transmission system as these projects can be built relatively quickly, while new transmission projects can take as long as seven years to be built.

On September 24, 2011, nearly 10 million people located in central Chile experienced a blackout (affecting more than half of all Chileans), due to the failure of Transelec’s 220 kV Ancoa substation. The failure led to the disruption of two 500 kV transmission lines in the Chilean Central Interconnected System (“SIC” in its Spanish acronym) and the subsequent failure of the remote recovery computer software used by the independent entity that coordinates generators, transmission companies and large customers (“CDEC” in its Spanish acronym) to operate the grid. This blackout, which lasted two hours, exposed weaknesses in the transmission grid and its need for expansion and technological improvements to increase the reliability of the transmission grid.

Any such disruption or failure of transmission facilities could interrupt our business, which could adversely affect our results of operations and financial condition.

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

All of our assets are located outside of the United States. All of our directors except one and all of our officers reside outside of the United States and most of their assets are located outside the United States as well. If any investor were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons, or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Item 4.	Information on the Company

A.	History and Development of the Company.

History

Enersis S.A. is a publicly held limited liability stock corporation organized under the laws of the Republic of Chile on June 19, 1981. Since January 1983, we have been registered in Santiago with the SVS under Registration No. 0175.

Our contact information in Chile is:

Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Telephone:	(56-2) 2353-4639
Web site:	www.enersis.cl

We are an electricity utility company engaged, through our subsidiaries and affiliates, in the generation, transmission and distribution of electricity businesses in Chile, Argentina, Brazil, Colombia, and Peru.

Since June 2009, our controlling shareholder has been Enel, which holds beneficial ownership of 60.6% of our shares. Enel is an international energy company operating worldwide in the power and gas markets, with a focus on Europe and Latin America. Enel operates in 32 countries across four continents, with over 95 GW of net installed capacity and distributes electricity and gas through a network covering approximately 1.9 million km. Enel has 61 million customers worldwide.

We are one of the largest publicly listed companies in the electricity sector in South America. We trace our origins to Compañía Chilena de Electricidad Ltda. (“CCE”), which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica (“CONAFE”), with operations dating back to 1919. In 1970, the Chilean government nationalized CCE. During the 1980s, the sector was reorganized through the Chilean Electricity Law, known as the Decree with Force of Law Number 1 of 1982 (“DFL 1”), CCE’s operations were divided into one generation company, the current AES Gener S.A. (“Gener”), a currently unrelated company, and two distribution companies, one with a concession in the Valparaíso Region, the current Chilquinta S.A., a currently unrelated company, and the other with a concession in the Santiago metropolitan region, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization. In August 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. changed its name to Enersis S.A. and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A. In the 1990s, we diversified into electricity generation and transmission through our increasing equity stakes in Endesa Chile.

We began our international operations in 1992 with our investment in Edesur, an Argentine electricity distribution company. That same year, Endesa Chile, which at that time was an affiliated company, also started its international operations with its investment in Costanera, an Argentine electricity generation company. We then expanded primarily into electricity generation, transmission and distribution businesses in four South American countries: Argentina, Brazil, Colombia and Peru. We remain focused on the electricity sector, although we have small operations in other businesses that represent less than 1.0% of our consolidated assets, in the aggregate.

In 2005, Enel Brasil was formed to manage all generation, transmission and distribution assets that Endesa Latinoamérica, Enersis, Endesa Chile and Chilectra held in Brazil; namely, Ampla, Fortaleza, CIEN, Cachoeira Dourada and Coelce. As of December 31, 2014, Enersis had an 84.4% beneficial economic interest in Enel Brasil.

In order to achieve synergies in Peru, in 2006, we merged Edegel and Empresa de Generación Termoeléctrica Ventanilla S.A., a Peruvian generation company that was owned by Endesa Spain at the time, creating a 457 MW thermoelectric generation company.

In September 2007, we merged our generation subsidiaries in Colombia to form Emgesa. As of December 31, 2014, Enersis had a 37.7% beneficial economic interest in Emgesa, directly and indirectly through Endesa Chile. Pursuant to a shareholders’ agreement and the transfer of our 25.1% voting rights to Endesa Chile, we control Emgesa though Endesa Chile and therefore consolidate Emgesa. For more information regarding the control and consolidation of Emgesa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

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

In October 2009, Endesa Chile purchased an additional 29.4% of Edegel from Generalima, an indirect Peruvian subsidiary of Endesa Spain. With this transaction, Endesa Chile increased its economic interest in Edegel from 33.1% to 62.5% and in turn, our economic interest at the Enersis level increased to 37.5%. In the same month, we acquired additional share capital of our Peruvian subsidiary, Edelnor, increasing our beneficial ownership stake in Edelnor to 75.5%.

In June 2012, Endesa Spain, our parent company at the time, proposed a capital increase in Enersis, in which it would carry out an in-kind contribution of all of its equity interests in 25 companies in the five South American countries in which we operate. The rest of the shareholders would contribute their proportional participation in cash. The capital increase was approved by an Extraordinary Shareholders’ Meeting held on December 20, 2012. The capital increase was first offered to existing shareholders through a rights’ offering registered both in the Chilean SVS and in the United States’ SEC and subsequently through a follow-on offering, which ended on March 28, 2013. The total Ch$ 2,846 billion (approximately US$ 6 billion) capital increase consisted of Ch$ 1,714 billion (approximately US$ 3.6 billion) of in-kind contributions from Endesa Spain and Ch$ 1,132 billion (approximately US$ 2.4 billion) in cash from minority shareholders (the “2013 capital increase”). We began consolidating Piura, Cemsa and Dock Sud, following to the in-kind contribution on April 1, 2013.

Following the 2013 capital increase, we have invested approximately Ch$ 818 billion of the Ch$ 1,121 billion of net cash proceeds for the acquisition of additional interests in certain companies in which we already had a minority economic interest, directly or indirectly through our subsidiaries, including the following transactions:

•	On January 14, 2014, we submitted a voluntary public offer for the acquisition of shares from the shareholders of our subsidiary Coelce. A price of R$ 49 was offered per share, for all share classes. At the time of the announcement, Enersis controlled Coelce and had an economic interest of 58.9%. We acquired 3,002,812 additional ordinary shares, 8,818,006 preferred A shares and 424 preferred B shares, equivalent to an investment of approximately Ch$ 133 billion. As a consequence of this transaction which closed in May 2014, Enersis holds a 64.9% economic interest in Coelce.

•	On April 30, 2014, we announced the purchase of all indirectly held shares that Inkia Americas Holdings Limited had in Generandes Perú S.A. (equal to 39.0% of such company), the controlling company of Edegel. The total investment amounted to Ch$ 243 billion (equivalent to US$ 413 million). As result of this transaction, which closed in September 2014, we hold a 58.6% economic interest in Edegel.

On April 22, 2014, Endesa Chile acquired an additional 50% interest of Inversiones GasAtacama Holding (“GasAtacama Holding”), which had been held by Southern Cross Latin America Private Equity Fund III, L.P since 2007. GasAtacama Holding is the parent company of GasAtacama S.A. (“GasAtacama”), which is a generation company located in northern Chile, and has a 780 MW, four-unit combined-cycle power plant. It also owns a pipeline that allows the import of gas from Argentina. GasAtacama Holding and GasAtacama have been consolidated by Endesa Chile since May 1, 2014. Before this transaction, Endesa Chile held a 48.1% interest in GasAtacama Holding and as a result these companies were recognized as jointly-controlled companies.

On October 23, 2014, Endesa Spain sold 9,967,630,058 of our shares (representing a 20.3% interest) directly held by it and 100% of its shareholding in Enel Latinoamérica (owner of 40.32% of our shares) to a subsidiary of Enel. As a result, Enel beneficially owns 60.6% of our shares and is our controller.

On January 9, 2015, Endesa Chile and Central Eléctrica de Tarapacá (“Celta”) sold 100% of the shares that were jointly held in Sociedad Concesionaria Túnel El Melón S.A. to Independencia S.A., a Chilean private fund. The transaction was valued at Ch$ 25 billion. The sale was part of the disposal of non-strategic assets that we have undertaken in the past few years.

We continue to assess the organization of our company and our subsidiaries on a regular basis, and we will seek to achieve the greatest value to our shareholders by evaluating, from time to time, potential mergers, acquisitions, spin offs, divestments, organizational simplifications and tax optimizations.

As of December 31, 2014, we had 16,868 MW of installed capacity with 208 power units in the five countries in which we operate, 14.8 million distribution customers covering approximately 59.2 million inhabitants, consolidated assets of Ch$ 15,921 billion and operating revenues of Ch$ 7,254 billion.

Capital Investments, Capital Expenditures and Divestitures

We coordinate our overall financing strategy, including the terms and conditions of loans and intercompany advances entered into by our subsidiaries, in order to optimize debt and liquidity management. Generally, our operating subsidiaries independently plan capital expenditures financed by internally generated funds or direct financings. One of our goals is to focus on investments that will provide long-term benefits, such as energy loss reduction projects. Additionally, by focusing on Enersis as a group and seeking to provide services across the group of companies, we aim to reduce investments at the individual subsidiary level in items such as procurement, telecommunication and information systems. Although we have considered how these investments will be financed as part of our budget process, we have not committed to any particular financing structure, and investments will depend on the prevailing market conditions at the time the cash flows are needed.

Our investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit. Investment priorities are currently focused on developing additional hydroelectric and thermal capacity in Chile and Colombia to guarantee adequate levels of reliable supply while remaining focused on the environment.

For the 2015-2019 period, we expect to make capital expenditures of Ch$ 5,854 billion in our consolidated subsidiaries, related to investments currently in progress, maintenance of our distribution network, maintenance of existing generation plants and in the studies required to develop other potential generation projects. For further detail regarding these projects, please see “Item 4. Information on the Company— D. Property, Plant and Equipment — Projects Under Development.”

The table below sets forth the expected capital expenditures for the 2015-2019 period and the capital expenditures incurred by our subsidiaries in 2014, 2013 and 2012:

	Capital Expenditures(1)
	2015-2019	2014	2013	2012
	(in millions of Ch$)

Chile	1,480,142	197,653	128,240	125,601
Abroad	4,373,971	891,709	646,580	581,690

Total	5,854,112	1,089,362	774,820	707,291

(1)	Capex amounts represent effective payments for each year, net of contributions, except for future projections.

Capital Expenditures 2014, 2013 and 2012

Our capital expenditures in the last three years were related principally to the 350 MW Bocamina II project in Chile, the 400 MW El Quimbo project in Colombia and the maintenance of existing installed capacity. El Quimbo is still under construction and Bocamina II began commercial operations in October 2012. Subsequently, Bocamina II suspended operations in December 2013, due to environmental injunctions, and has not resumed operations as of the date of this Report. Additionally, in July 2013, the “Reserva Fría” plant, a 183 MW gas turbine that serves as backup generation for the Peruvian system, began operations in the Talara region. In December 2014, the Salaco plant optimization was completed, adding a total of 145 MW to the Colombian system. In addition, we also invested to expand distribution service in response to increasing demand for energy, to improve quality of service, improve safety and to prevent energy losses, especially in Brazil.

Investments currently in progress

Our material plans in progress include the completion of the El Quimbo project, which is expected to be completed by September 2015, and will add 400 MW of capacity to our Colombian operations. Our material plans also include the 150 MW Los Cóndores project in Chile, which began construction in 2014 and is expected to be completed in 2018. Finally, we plan to continue to expand distribution services and reduce energy losses to improve the efficiency and profitability of our distribution operations in all the countries in which we operate.

We believe projects in progress will be financed with resources provided by external financing as well as internally generated funds for each of the projects described.

B.	Business Overview.

We are a publicly held limited liability stock corporation with consolidated operations in Chile, Argentina, Brazil, Colombia, and Peru. Our core businesses are electricity generation, transmission and distribution. We also participate in other activities which are not part of our core business. Since these non-core activities represent less than 1% of our 2014 revenues, we do not report them as separate business in this Report or in our consolidated financial statements.

The table below presents our revenues by business segment.

	Year ended December 31,
	2014	2013	2012	Change 2014 vs. 2013
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile)	1,216,579	955,702	1,104,776(1)	27.3
Costanera (Argentina)	75,194	94,888	295,140	(20.8)
El Chocón (Argentina)	30,174	36,687	49,193	(17.8)
Cachoeira Dourada (Brazil)	158,965	117,445	155,195	35.4
Fortaleza (Brazil)	210,793	168,871	139,186	24.8
CIEN (Brazil)	70,800	67,689	72,523	0.0
Emgesa (Colombia)	753,373	639,503	580,125	17.8
Edegel (Peru)	353,795	283,806	282,124	24.7
Cemsa (Argentina)	1,281	1,591	—	(19.5)
Dock Sud (Argentina)	61,606	41,186	—	49.6
EEPSA (Peru)	50,849	33,752	—	50.7

Total	2,983,409	2,441,120	2,678,262	22.2

Distribution Business
Chilectra and subsidiaries (Chile)	1,127,893	975,024	984,738	15,7
Edesur (Argentina)	371,412	528,653	321,242	(29.7)
Edelnor (Peru)	478,700	413,911	385,014	15.7
Ampla (Brazil)	1,092,282	945,131	1,074,237	15.6
Coelce (Brazil)	876,944	688,981	806,428	27.3
Codensa (Colombia)	982,771	852,780	851,622(1)	15.2

Total	4,930,002	4,404,480	4,423,281	11.9

Less: Consolidation adjustments and non-core activities	(659,534)	(581,154)	(605,590)	13.5

Total	7,253,876	6,264,446	6,495,953	15.8

(1)	Restated in accordance with IFRS 11.

For further information related to operating revenues and total income by business segment, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 35.2 of the Notes to our consolidated financial statements.

Electricity Generation Business Segment

As of December 31, 2014, electricity generation represented 41% of our operating revenues and 57% of our operating income before consolidation adjustments.

Our consolidated electricity sales in 2014 were 69,230 GWh and our production was 60,300 GWh, a 0.2% decrease and a 0.4% increase, respectively, compared to 2013. Since May 2014, we consolidated GasAtacama , which partly accounts for the increases in 2014.

Our total installed capacity in 2014 was 16,868 MW, a 1,021 MW increase compared to 2013, mainly due to the additional 780 MW of capacity of GasAtacama as a result of its consolidation, and the additional 133 MW of capacity of Emgesa due to the following changes: 100 MW increase in the Darío Valencia 2nd and 3rd units, 35 MW from the Salto II unit, 18 MW from the Laguneta, partially offset by a 20 MW decrease due to the decommissioning of the San Antonio unit. This increased capacity is also explained by Edegel’s recommissioning of 121 MW of capacity from the Santa Rosa TG 7 unit, partially offset by EEPSA’s correction which led to a 5 MW decrease. Our electricity generation business is conducted primarily through Endesa Chile, which consolidates our operations in Chile, Argentina, Colombia and Peru. We also have separate consolidated operations in Brazil through Enel Brasil, in Argentina through Dock Sud and in Peru through EEPSA.

The following tables summarize the information relating to our electricity generation:

ELECTRICITY DATA BY COUNTRY

	Year ended December 31,
	2014	2013	2012
Chile(1)
Number of generating units(2)(3)	111	105	105
Installed capacity (MW)(3)(4)	6,352	5,571	5,571
Electricity generation (GWh)	18,063	19,438	19,194
Energy sales (GWh)	21,156	20,406	20,878
Argentina(5)
Number of generating units(2)	25	25	20
Installed capacity (MW)(4)	4,522	4,522	3,652
Electricity generation (GWh)	14,390	14,422	11,207
Energy sales (GWh)	15,276	16,549	11,852
Brazil
Number of generating units(2)	13	13	13
Installed capacity (MW)(4)	987	987	987
Electricity generation (GWh)	5,225	4,992	5,183
Energy sales (GWh)	7,108	6,826	7,291
Colombia
Number of generating units(2)(3)	32	29	30
Installed capacity (MW)(3)(4)	3,059	2,925	2,914
Electricity generation (GWh)	13,559	12,748	13,251
Energy sales (GWh)	15,773	16,090	16,304
Peru(6)
Number of generating units(2)	27	27	25
Installed capacity (MW)(3)(4)	1,949	1,842	1,657
Electricity generation (GWh)	9,062	8,489	8,570
Energy sales (GWh)	9,916	9,497	9,587
Total

Number of generating units(2)	208	199	193
Installed capacity (MW)(4)	16,868	15,846	14,781
Electricity generation (GWh)	60,299	60,089	57,405
Energy sales (GWh)	69,230	69,369	65,913

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.
(2)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and Equipment of Generating Companies.”
(3)	The Bocamina II TV2 generation unit in Chile has been consolidated since April 2012, the Darío Valencia hydro plant in Colombia has been consolidated since November 2013 and unit 2 of the Matucana hydro plant in Peru increased its installed capacity in June 2013. In October 2013, La Junca unit and La Tinta 5 unit in Colombia and the Santa Rosa TG 7 unit in Peru were all decommissioned; however, the Santa Rosa TG 7 unit was recommissioned in December 2014.
(4)	Total installed capacity is defined as the maximum capacity (MW), under specific technical conditions and characteristics. In most cases, installed capacity is confirmed by satisfaction guarantee tests performed by equipment suppliers. Figures may differ from installed capacity declared to governmental authorities and customers in each country, according to criteria defined by such authorities and relevant contracts.
(5)	The data for Argentina includes the data of our Argentine subsidiaries (Costanera and El Chocón), and since April 1, 2013, Dock Sud, which has been consolidated as our subsidiary as of that date.
(6)	The data for Peru includes our Peruvian subsidiary (Edegel), and since April 1, 2013, EEPSA, which has been consolidated as our subsidiary as of that date.

In the electricity industry, it is common to segment the business into hydroelectric and thermoelectric generation, because each type of generation has significantly different variable costs. Thermoelectric generation requires the purchase of fuel, which leads to a high variable costs compared with hydro generation from reservoirs or rivers that have no marginal costs. Of our total consolidated generation in 2014, 56.4% was from hydroelectric sources, 43.4% from thermal sources, and less than 1% from wind energy.

The following table summarizes our consolidated generation by type of energy:

CONSOLIDATED GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2014		2013		2012
	Generation	%	Generation	%	Generation	%
Hydroelectric	34,000	56.4	30,869	51.4	34,499	60.1
Thermal(1)	26,142	43.4	29,076	48.4	22,752	39.6
Other generation(2)	158	0.3	145	0.3	153	0.3

Total generation	60,299	100	60,089	100	57,405	100

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.
(2)	Other generation refers to the generation from the Canela and Canela II wind farms.

In the countries in which we operate, the potential for contracting electricity is generally related to electricity demand. Customers identified as small volume regulated customers, including residential customers, are subject to government regulated electricity tariffs, and must purchase electricity directly from a distribution company. These distribution companies, which purchase large amounts of electricity for small volume residential customers, generally enter into contractual agreements with generators at a regulated tariff price. Those identified as large volume industrial customers also enter into contractual agreements with energy suppliers. However, such large volume industrial customers are not subject to the regulated tariff price. Instead, these customers are allowed to negotiate the energy price with generators based on the characteristics of the service required. Finally, the pool market, where energy is normally sold at the spot price, is not carried out through contracted pricing.

The following table contains information regarding our consolidated sales of electricity by type of customer for each of the periods indicated:

CONSOLIDATED ELECTRICITY SALES BY CUSTOMER TYPE (GWh)(1)

	Year ended December 31,
	2014		2013		2012
	Sales	%	Sales	%	Sales	%
Regulated customers	32,962	47.6	32,140	46.3	32,679	49.6
Unregulated customers	14,568	21.0	15,178	21.9	16,745	25.4

Total contracted sales(2)	47,530	68.7	47,318	68.2	49,425	75.0
Electricity pool market sales	21,700	31.3	22,051	31.8	16,488	25.0

Total electricity sales	69,230	100	69,369	100	65,913	100

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.
(2)	Includes the sales to distribution companies not backed by contracts in Chile and Peru.

Specific energy consumption limits (measured in GWh) for regulated and unregulated customers are country specific. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall conditions, the amount of our thermal generation increases. This involves an increase of the total fuel cost and the costs of its transportation to the thermal generation power plants. Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, which requires us to purchase electricity in the pool market at spot prices in order to satisfy our contractual commitments. The cost of these purchases at spot prices may, under certain circumstances, exceed the price at which we sell electricity under contracts and, therefore, may result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any year by limiting our contractual sales requirements to a quantity that does not exceed the estimated production in a dry year. To determine an estimated production in a dry year, we take into consideration the available statistical information concerning rainfall, hydrological levels, and the capacity of key reservoirs. In addition to limiting contracted sales, we may adopt other strategies including installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers.

Operations in Chile

We own and operate a total of 111 generation units in Chile both directly and through our subsidiaries Pehuenche, Celta and GasAtacama. Of these generation units, 38 are hydroelectric, with a total installed capacity of 3,465 MW. This represents 54.6% of our total installed capacity in Chile. There are 22 thermal generation units that operate with gas, coal or oil with a total installed capacity of 2,809 MW, representing 44.2% of our total installed capacity in Chile. There are 51 wind powered generation units with an aggregate installed capacity of 78 MW, representing 1.2% of our total installed capacity in Chile. All of our generation units are connected to the SIC except for two of Celta’s thermoelectric generation units and six of GasAtacama’s thermoelectric generation units which are connected to the Northern Interconnected System ( “SING”) in northern Chile.

For information on the installed generation capacity for each of our Chilean subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Our total electricity generation in Chile (including the SIC and the SING) accounted for 25.8% of total gross electricity production in Chile during 2014.

The following table sets forth the electricity generation for each of our Chilean generation subsidiaries:

ELECTRICITY GENERATION BY SUBSIDIARY IN CHILE (GWh)

	Year ended December 31,
	2014	2013	2012
Endesa Chile	10,092	11,967	11,723
Pehuenche	2,902	2,565	2,615
Pangue(1)	—	—	325
San Isidro(1)	—	2,546	3,529
Celta(1)	4,553	1,564	798
Endesa Eco(1)	—	796	204
GasAtacama(2)	516	—	—

Total	18,063	19,438	19,194

(1)	The electricity generation difference from 2012 to 2013 was primarily due to the merger of Pangue into San Isidro on May 1, 2012, and the merger of San Isidro into Endesa Eco on September 1, 2013, as well as the subsequent merger of Endesa Eco into Celta on November 1, 2013.
(2)	GasAtacama has been consolidated by Endesa Chile since May 2014.

The energy equivalent in Chilean reservoirs reached 3,331 GWh in 2014, an increase of 461 GWh, or 16%, compared to 2013 (2,870 GWh). In 2012, the energy equivalent was 2,390 GWh. Generation by type in Chile is shown in the following table:

ELECTRICITY GENERATION BY TYPE IN CHILE (GWh)

	Year ended December 31,
	2014		2013		2012
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	11,272	62.4	9,617	49.5	10,578	55.1
Thermal generation(1)	6,344	35.1	9,404	48.4	8,188	42.7
Wind generation – NCRE(2)	158	0.9	145	0.7	153	0.8
Mini-hydro generation – NCRE(3)	289	1.6	272	1.4	275	1.4

Total generation	18,063	100	19,438	100	19,194	100

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.
(2)	Refers to the generation of the Canela and Canela II wind farms.
(3)	Refers to the generation of Palmucho and the Ojos de Agua mini-hydroelectric plants.

Our thermal electric generation facilities use natural gas, LNG, coal or oil as fuel. In order to satisfy our natural gas and transportation requirements, we signed long-term gas contracts with suppliers that establish maximum supply amounts and prices, as well as long-term gas transportation agreements with the pipeline companies. We currently use Gas Andes (an unaffiliated entity) and Electrogas (an associate of Endesa Chile) as our suppliers. Since March 2008, all of our natural gas units operate using natural gas or diesel, and since December 2009, San Isidro, San Isidro 2 and Quintero operate using LNG.

Due to the fact that Chile has experienced continuing droughts and does not have hydrocarbon reserves, we believe that LNG has become a strategic business for us and for Chile.

In July 2013, Endesa Chile and British Gas successfully ended the renegotiation of their LNG sale and purchase agreement. This renegotiation modified some conditions of the original contract, allowing Endesa Chile to secure its long term LNG supply at competitive prices, with significant flexibility and new capacity sufficient for its current and future needs.

Endesa Chile also exercised a priority option to purchase additional regasification capacity as part of an expansion at the Quintero LNG Terminal. This has allowed us to increase our regasification capacity from 3.2 million cubic meters per day to 5.4 million cubic meters per day, starting in the first quarter of 2015. This additional capacity will allow our San Isidro and Quintero facilities to provide additional thermal generation and to secure the LNG supply for future power plants.

Endesa Chile has also contracted capacity in the LNG truck loading facility at the Quintero LNG Terminal, which has allowed it to sell the natural gas to industrial customers. In August 2014, the first load of LNG was successfully delivered to the satellite regasification facility of MAERSK, the first industrial customer of Endesa Chile. During 2014, a 20-year sale and purchase agreement was signed with GasValpo (a gas distribution company) to distribute natural gas using the truck loading facility for new customers in various cities in Chile.

At the end of 2013, Endesa Chile signed a 1,100 kton coal supply agreement with Endesa Generación S.A. (a Spanish company), which was believed to be sufficient for our Tarapacá and Bocamina coal power plants in Chile for 2014. However, due to Bocamina’s prolonged closure during 2014, some of the coal shipments were deferred to 2015 and will cover Endesa Chile’s requirements until mid-2015.

Under Chilean law, power generation companies must demonstrate that a minimum amount of their energy sales are from NCRE. Currently, our Canela wind farm, Ojos de Agua mini-hydroelectric plant and 40% of the installed capacity of our Palmucho mini-hydroelectric plant qualify as NCRE facilities. We fully complied with this obligation during 2014. The additional cost of generating electricity using NCRE facilities is being charged as a pass-through in our new contracts, which mitigates the impact to our operating income.

Total industry electricity sales in Chile increased 2.6% during 2014, with a sales increase of 2.6% in the SIC and of 2.5% in the SING, as detailed in the following table:

ELECTRICITY SALES PER SYSTEM IN CHILE (GWh)

	Year ended December 31,
	2014	2013	2012
Electricity sales in the SIC	49,066	47,831	46,282
Electricity sales in the SING	15,785	15,399	14,831

Total electricity sales	64,851	63,230	61,113

Our electricity sales in Chile reached 21,157 GWh in 2014 and 20,406 GWh in 2013, which represented a 32.6% and 32.2% market share, respectively. The percentage of the energy purchases to comply with our contractual obligations to third parties has increased from 4.7% in 2013 to 14.6% in 2014 as a consequence of the decrease of our electricity generation.

The following table sets forth our electricity generation and purchases in Chile:

ELECTRICITY GENERATION AND PURCHASES IN CHILE (GWh)(1)

	Year ended December 31,
	2014		2013		2012
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	18,063	85.4	19,438	95.3	19,194	91.9
Electricity purchases	3,094	14.6	968	4.7	1,684	8.1

Total	21,157	100	20,406	100	20,878	100

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.

We supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the pool market. Commercial relationships with our customers are usually governed by contracts. Supply contracts with distribution companies must be auctioned, and are generally standardized with an average term of ten years.

Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each customer, and the conditions are agreed between both parties, reflecting competitive market conditions.

In 2014, 2013 and 2012, Endesa Chile had 46, 50 and 49 customers, respectively. In 2014, our customers included 18 distribution companies in the SIC and 28 unregulated customers.

The following table sets forth information regarding our electricity sales in Chile by type of customer:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN CHILE (GWh)(1)

	Year ended December 31,
	2014		2013		2012
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	15,838	74.9	14,796	72.5	13,971	66.9
Unregulated customers	4,065	19.2	4,185	20.5	5,996	28.7

Total contract sales	19,903	94.1	18,981	93.0	19,967	95.6
Electricity pool market sales	1,254	5.9	1,425	7.0	911	4.4

Total electricity sales	21,157	100	20,406	100	20,878	100

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.

The most significant supply contracts with regulated customers are with our subsidiary Chilectra S.A. and with Compañía General de Electricidad S.A. (“CGE”), an unaffiliated entity. These are the two largest distribution companies in Chile in terms of sales.

The following table sets forth Endesa Chile’s public contracts with electricity distribution companies in the SIC for their regulated customers:

	Year ended December 31,
	(in GWh)
Company	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Chilectra	6,498	7,009	7,384	7,733	7,743	7,743	6,772	5,086	3,838	3,838	3,103	1,485	1,485	—
CGE	6,003	7,144	7,083	7,039	7,092	6,223	6,200	4,746	4,644	4,611	423	—	—	—
Chilquinta	1,507	1,564	1,662	1,747	1,810	1,815	1,817	1,820	1,822	1,097	340	324	—	—
Saesa	3,006	2,451	2,421	2,365	2,299	798	798	798	798	798	159	—	—	—

Total	17,013	18,167	18,550	18,885	18,944	16,580	15,588	12,450	11,102	10,344	4,026	1,809	1,485	—

Our generation contracts with unregulated customers are generally on a long-term basis and typically range from five to fifteen years. Such contracts are usually automatically extended at the end of the applicable term, unless terminated by either party upon prior notice. Some include a price adjustment mechanism in the case of high marginal costs, and therefore, reduces the hydrological risk. Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer. We have not experienced any supply interruptions under our contracts. If we experienced a force majeure event, as defined in the contract, we are allowed to reject purchases and we have no obligation to supply electricity to our unregulated customers. Disputes are typically subject to binding arbitration between the parties, with limited exceptions.

For the year ended December 31, 2014, Endesa Chile’s principal distribution customers were (ordered alphabetically): CGE, Chilectra, Chilquinta, Emel group and Saesa group, and Endesa Chile’s principal unregulated customers were (ordered alphabetically): Caserones, Compañia Minera Carmen de Andacollo, Compañia Minera Collahuasi, Grupo CAP-Companía Minera de Pacifico and Minera Valle Central.

We compete in the SIC primarily with two generation companies, Colbún S.A. (“Colbún”) and Gener. According to the CDEC-SIC in 2014, in the SIC, Colbún had an installed capacity of 3,231 MW, of which 53.2% was thermoelectric and Gener and its subsidiaries had an installed capacity of 2,630 MW, of which 89.2% was thermoelectric, and In addition, there are a number of smaller entities with an aggregate installed capacity of 3,935 MW that generate electricity in the SIC.

Our primary competitors in the SING are E-CL (GDF Suez Group) and Gener, which have 2,359 MW and 1,465 MW of installed capacity, respectively. Our direct participation in the SING includes our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta, and the 780 MW GasAtacama thermal plant.

Electricity generation companies compete largely on the basis of price, technical experience and reliability. In addition, because 64.3% of our installed capacity in the SIC is from hydroelectric power plants, we have lower marginal production costs than companies generating electricity through thermal plants. Our installed thermal capacity benefits from access to gas from the Quintero LNG terminal. However, during periods of extended droughts, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to comply with our contractual obligations.

Directly and through our subsidiaries, we are the principal generation operator in the SIC, with 35.0% of the total installed capacity and 40.0% of the electricity energy sales of this system in 2014.

In the SING, our subsidiaries, Celta and GasAtacama, accounted for 20.4% of the total installed capacity and 10.0% of the electricity energy sales of this system in 2014.

Operations in Argentina

We participate in electricity generation in Argentina through subsidiaries of Endesa Chile (Costanera and El Chocón), and since April 2013, through our subsidiary Dock Sud, with an aggregate of 25 power units with a total installed capacity of 4,522 MW. Costanera owns eleven thermal units, with a total installed capacity of 2,324 MW, el Chocón owns nine hydroelectric units, with total installed capacity of 1,328 MW, and Dock Sud owns five thermal units with a total installed capacity of 870 MW. Our hydro and thermal generation units in Argentina represented 14.4% of the Argentine National Interconnected System (“Argentine NIS”) installed capacity in 2014.

Our Argentine subsidiaries have stakes in three additional companies: Termoeléctrica Manuel Belgrano S.A., Termoeléctrica San Martín S.A. and Central Vuelta de Obligado S.A. These companies were formed to undertake the construction of three new generation facilities for a fund called “FONINVEMEM”, whose purpose is to increase electricity capacity and generation within the Argentine wholesale electricity market. The first two plants began their operations in 2008 using gas turbines, with an aggregate capacity of 1,125 MW, and combined-cycles plant as of March 2010, with an additional capacity of 572 MW. The total aggregate capacity of these units is 1,697 MW (848 MW from Manuel Belgrano and 849 MW from San Martín). The third plant will begin its open cycle operations in mid-2015 (with an installed capacity of 550 MW), and it is expected to begin its combined cycle operations in 2016 (with a total installed capacity of 800 MW).

Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas and without considering the hydrological conditions of rivers and reservoirs or the use of more expensive fuels, have led to the lack of investment in the electric power sector. (See “Item 4. Operation of the Company— B. Business Overview — Electricity Industry Regulatory Framework” for further detail). In addition, since 2002, the Argentine government has taken an active role in controlling the fuel supply to the electricity generation sector.

In March 2013, the government intervened with the fuel markets through Resolution 95/2013. The electric market operator (“CAMMESA” in its Spanish acronym ) is now responsible for the supply and the commercial management of fuels for electric generation purposes.

As of December 31, 2014, Costanera’s installed capacity accounted for 7.4% of the total installed capacity in the Argentine NIS. Costanera’s second combined-cycle plant can operate with either natural gas or diesel. Our 2,324 MW steam turbine power plant can also operate with either natural gas or fuel oil.

El Chocón accounted for 4.2% of the installed capacity in the Argentine NIS as of December 31, 2014. El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate installed capacity of 1,328 MW. The larger of the two facilities for which El Chocón has a concession of 1,200 MW of installed capacity is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine NIS major peak suppliers. Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity. In November, 2008, we completed the construction works on the Arroyito dam, and increased the elevation of the reservoir water level, that allows the release of water at an additional 1,150 m3/sec, for a total of 3,750 m3/sec. A portion of the Arroyito facility’s generation is sold under the “Energy Plus” program, which provides for the offer of new electricity capacity to supply the electricity demand growth, using the 2005 demand level for electricity as a base. (For details on Energy Plus, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework — Argentina”).

Dock Sud’s installed capacity accounted for 2.8% of the total installed capacity in the Argentine NIS. The Dock Sud combined-cycle plant consists of three generation units with a total installed capacity of 870 MW that operate using either natural gas or diesel as fuel. The two gas turbine units of Dock Sud have 72 MW of installed capacity.

For information on the installed generation capacity for each of our Argentine subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment—Property, Plant and Equipment of Generating Companies.”

Our total generation in Argentina amounted to 14,390 GWh in 2014. According to CAMMESA, our generation market share was approximately 11.0% of the total electricity production in Argentina during 2014.

Hydroelectric generation in Argentina accounted for nearly 18.3% of our total generation in 2014. This was due to the fact that hydrological levels of the Limay River were close to average levels.

Generation by type and subsidiary is shown in the following table:

ELECTRICITY GENERATION IN ARGENTINA (GWh)

	Year ended December 31,
	2014		2013		2012
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (El Chocón)	2,632	18.3	2,317	16.1	2,801	24.8
Thermal generation (Costanera and Dock Sud)(1)	11,758	81.7	12,105	83.9	8,406	75.2

Total generation	14,390	100	14,422	100	11,207	100

(1)	Includes thermal generation of Dock Sud and Costanera since April 2013.

The following table sets forth our electricity generation and purchases in Argentina:

ELECTRICITY GENERATION AND PURCHASES IN ARGENTINA (GWh)(1)

	Year ended December 31,
	2014		2013		2012
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	14,390	94.2	14,422	87.2	11,207	94.6
Electricity purchases	886	5.8	2,126	12.8	645	5.4

Total	15,276	100	16,549	100	11,852	100

(1)	Includes Dock Sud’s electricity generation and purchases since April 2013.

The distribution of our electricity sales in Argentina by customer segment and per subsidiary is shown in the following tables:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)(1)

	Year ended December 31,
	2014		2013		2012
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	904	5.9	2,225	13.4	2,155	18.2
Non-contracted sales(2)	14,372	94.1	14,324	86.6	9,696	81.8

Total electricity sales	15,276	100	16,549	100	11,852	100

(1)	Includes Dock Sud’s electricity sales since April 2013.
(2)	Non-contracted electricity sales were sold at spot prices determined by the Regulator.

ELECTRICITY SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year ended December 31,
	2014	2013	2012
Costanera	7,051	8,962	8,655
El Chocón	3,391	3,392	3,197
Dock Sud(1)	4,834	4,195	—

Total	15,276	16,549	11,852

(1)	Includes Dock Sud’s electricity sales since April 2013.

In March 2013, the government intervened in the commercial market for energy, except with respect to the “Energy Plus” program, through the one-time application of Resolution 95/2013. CAMMESA is now responsible for the administration of contracts with end customers, except for those under the “Energy Plus” program. The resolution defined a transition period in which the electricity generating companies will continue managing the contracts until their expiration dates.

At the end of 2014, Costanera only had one customer contract with an unregulated customer, Cerro Negro, and no contracts with distribution companies.

Sales to the pool market amounted to 6,972 GWh in 2014.

At the end of 2014, El Chocón had five contracts with unregulated customers, five contracts under the “Energy Plus” program and no contracts with distribution companies.

For the year ended December 31, 2014, El Chocón’s principal unregulated customers were (ordered alphabetically): Acindar, Air Liquide, Chevron, Mínera Alumbrera, Petroquimica and Profertil. Acindar and Profertil do not have contracts directly with El Chocón, but are served through Cemsa, our subsidiary.

El Chocón does not have the right to terminate its operating agreement with Endesa Chile, unless Endesa Chile fails to comply with its obligations under the agreement. Under the terms of the operating agreement, Endesa Chile is entitled to a fee payable in U.S. dollars based on El Chocón’s annual gross revenues, payable in monthly installments.

For the year ended December 31, 2014, Dock Sud’s principal unregulated customer was Total Austral S.A.

Sales to the pool market amounted to 4,763.5 GWh in 2014.

According to CAMMESA, electricity demand throughout the Argentine NIS increased by 1.1% during 2014. The total electricity demand was 126,397 GWh in 2014, 125,167 GWh in 2013 and 121,237 GWh in 2012. Our Argentine subsidiaries compete with all the major power plants connected to the Argentine NIS. According to the installed capacity reported by CAMMESA, in its monthly report as of December 2014, our major competitors in Argentina are: (1) the state controlled company Enarsa (with an installed capacity of 1,002 MW), (2) the nuclear unit “NASA” (with an installed capacity of 1,010 MW), and (3) the hydroelectric units Yacyretá and Salto Grande (with an aggregate installed capacity of 3,690 MW). The main private competitors are: AES Group,

Sociedad Argentina de Energía S.A. (“Sadesa”), and Pampa Energía. The AES Group has eight power plants connected to the Argentine NIS with a total installed capacity of 2,754 MW (43.7% of which is hydroelectric). Sadesa owns a total of approximately 3,858 MW of installed capacity, the most significant of which are Piedra del Águila (with an installed capacity of 1,400 MW) and Central Puerto (a thermal facility with 1,777 MW of installed capacity). Pampa Energía, with a total installed capacity of 2,163 MW, competes with us with six power plants, of which 612 MW is hydroelectric and 1,551 MW is thermal.

Operation in Brazil

Enel Brasil consolidates operations of:

—	Fortaleza and Cachoeira Dourada, two generation companies;

—	CIEN, which transmits electricity from two transmission lines between Argentina and Brazil;

—	CTM and TESA, subsidiaries of CIEN, which own the Argentine side of the transmission lines;

—	Ampla, the second largest electricity distribution company in the State of Rio de Janeiro; and

—	Coelce, which is the sole electricity distributor in the State of Ceará.

As of December 2014, we had a total installed capacity of 987 MW in Brazil, of which 665 MW corresponds to Cachoeira Dourada and 322 MW to Fortaleza.

For information on the installed generation capacity for each of our Brazilian subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and Equipment of Generating Companies.”

Generation by type and subsidiary in Brazil is shown in the following table:

ELECTRICITY GENERATION IN BRAZIL (GWh)

	Year ended December 31,
	2014		2013		2012
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (Cachoeira Dourada)	2,741	52.5	2,404	48.2	3,767	71.1
Thermal generation (Fortaleza)	2,484	47.5	2,588	51.8	1,416	28.9

Total	5,225	100	4,992	100	5,183	100

During 2014, thermal generation represented 47.5% of total generation and hydroelectric generation represented the remaining 52.5%. During 2014, hydrological conditions were below the historical average in the Paranaiba basin, where Cachoeira Dourada is located, with rainfall at approximately 81% of the historical average.

In 2014, 73.5% of our Brazilian electricity sales were supplied by our own generation, requiring us to purchase 26.5% to comply with our contractual obligations to customers.

The following table sets forth our electricity generation and purchases in Brazil:

ELECTRICITY GENERATION AND PURCHASES IN BRAZIL (GWh)

	Year ended December 31,
	2014		2013		2012
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	5,225	73.5	4,992	73.1	5,183	71.1
Electricity purchases	1,883	26.5	1,835	26.9	2,108	28.9

Total(1)	7,108	100	6,826	100	7,291	100

(1)	Electricity generation and electricity purchases may differ from total electricity sales because of transmission losses, our power plant’s own consumption and technical losses have already been deducted.

Cachoeira Dourada is a hydroelectric company consisting of ten generation units with a total installed capacity of 665 MW, located in southern Brazil. Cachoeira Dourada’s market share is 0.5% of the total installed capacity of the Brazilian system. It has long-term contracts (originally seven-year terms, expiring in 2015) with 31 distribution companies due to the bids carried out for regulated customers by bilateral agreements, called Electric Power Trading Agreements within the Regulated Environment (“CCEAR” in its Portuguese acronym). Contracts sales with regulated customers in 2014 were 1,196 GWh. Additionally, during 2014, Cachoeira Dourada had medium-term contracts (originally three to five year terms, expiring in 2014 and 2015) with 21 unregulated customers, with an average duration of three years, and short term contracts with four unregulated customers. Cachoeira Dourada’s sales to unregulated customers were 2,437 GWh.

The distribution of Cachoeira Dourada’s electricity sales by customer segment is shown in the following table:

CACHOEIRA DOURADA’S ELECTRICITY SALES PER CUSTOMER SEGMENT (GWh)

	Year ended December 31,
	2014		2013		2012
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	3,634	93.1	3,369	94.5	3,801	87.5
Non-contracted sales	269	6.9	195	5.5	544	12.5

Total electricity sales	3,903	100	3,564	100	4,344	100

For the year ended December 31, 2014, Cachoeira Dourada’s principal unregulated customers were (ordered alphabetically): Energías de Portugal (EDP), IBS-Energy, Peugeot, Tractebel and Votener.

Fortaleza is wholly-owned by Enel Brasil. Fortaleza owns a combined-cycle plant with three generation units which use natural gas. The plant is located 50 kilometers from the capital of the State of Ceará, and began commercial operations in 2003. Since January 2010, Fortaleza has received natural gas from the Pecem regasification terminal.

Fortaleza’s market share is 0.2% of the total installed capacity of the Brazilian system and 1.0% of the thermoelectric generators. Fortaleza has a long-term contract with Coelce that expires in 2023.

The distribution of Fortaleza’s electricity sales by customer segment is shown in the following table:

FORTALEZA’S ELECTRICITY SALES PER CUSTOMER SEGMENT (GWh)

	Year ended December 31,
	2014		2013		2012
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	2,690	83.9	2,690	82.5	2,690	91.3
Non-contracted sales	515	16.1	572	17.5	257	8.7

Total electricity sales	3,205	100	3,262	100	2,947	100

For the year ended December 31, 2014, the Fortaleza’s principal distribution customer was Coelce.

Operations in Colombia

Our generation operations in Colombia are carried out through Emgesa. We hold a 37.7% stake in Emgesa as of December 31, 2014, which we control through Endesa Chile and consolidate pursuant to a shareholder’s agreement and the transfer of our 25.1% voting rights to Endesa Chile. For more information on our control over Emgesa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.” As of December 31, 2014, Emgesa operated 32 generation units, with a total installed capacity of 3,059 MW, of which 2,615 MW was from hydroelectric plants and 444 MW was from thermoelectric plants. According to Expertos de Mercado S.A. E.S.P. (“XM”), a Colombian company that provides system management in real time services in electrical, financial and transportation sectors, our hydroelectric and thermal generation plants represented 19.7% of the country’s total electricity generation capacity as of December 2014.

For information on the installed generation capacity for each of our Colombian subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment—Property, Plant and Equipment of Generating Companies.”

Approximately 85% of our installed capacity in Colombia is hydroelectric, and therefore, our electricity generation depends on reservoir levels and rainfall. According to XM, our generation market share was 21.2% in 2014, 20.6% in 2013 and 22.2% in 2012. In addition to hydrological conditions, the generation amount depends on our commercial strategy. Companies are free to offer their electricity at prices driven by market conditions and are dispatched by a centralized operating entity to generate according to the prices offered, as opposed to being dispatched according to the operating costs, as in other countries in which we operate.

During 2014, thermal generation represented 6.9% of total generation and hydroelectric generation represented the remaining 93.1%. In 2014, hydrological conditions were below the historical averages in Colombia, with rainfall around 93% of the historical averages. In the case of Emgesa, according to XM, the hydrological levels of the Guavio River Basin were 3% below the average and the hydrological levels of the Magdalena River (Betania) were 3% higher than the average, while the hydrological levels of the Bogotá River (Cadena Nueva) were 17% higher than the average. For the year ended December 31, 2014, hydroelectric generation increased by 7.1% over 2013 levels.

Generation by type in Colombia is shown in the following table:

ELECTRICITY GENERATION IN COLOMBIA (GWh)

	Year ended December 31,
	2014		2013		2012
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	12,627	93.1	11,784	92.4	12,649	95.5
Thermal generation	932	6.9	964	7.6	602	4.5

Total generation	13,559	100	12,748	100	13,251	100

During 2014, Emgesa used 439 kilotons of coal for its coal-fired plants, which were obtained from over 20 local suppliers. The local coal price has remained below the export price as high transport costs make it difficult for domestic coal to compete in the export market. This trend is expected to continue in the Colombian coal market.

During 2013, Emgesa also entered into a fuel oil supply agreement with Esapetrol, in addition to the existing oil supply contracts with Petromil and Biomax. We believe that this will ensure that Emgesa will have access to a reliable supply of fuel oil for the Cartagena power plant.

The following table sets forth our electricity generation and purchases in Colombia:

ELECTRICITY GENERATION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2014		2013		2012
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	13,559	85.3	12,748	78.6	13,251	80.8
Electricity purchases	2,333	14.7	3,461	21.4	3,153	19.2

Total(1)	15,893	100	16,209	100	16,404	100

(1)	The sum of energy generation and electricity purchases differ from total sold GWh due to the energy used to power the pumps for the Muña reservoir.

Colombia has a single interconnected electricity system, the National Interconnected System (“Colombian NIS”). Electricity demand in the Colombian NIS increased 4.4% during 2014. Total electricity consumption was 63,570 GWh in 2014, 60,890 GWh in 2013 and 59,370 GWh in 2012.

The generation in Colombia’s electricity market has been affected by an agreement with Ecuador to provide an interconnection between the electricity systems of both countries. During 2014, Colombian electricity generators sold 824 GWh of electricity to Ecuadorian customers.

In addition, Colombia has interconnection lines with Venezuela that operate under exceptional circumstances as needed by either of the two countries. In April 2011, Colombia and Venezuela signed an agreement to supply energy to Venezuela as part of the normalization of commercial relations. This agreement also includes the import of gasoline and diesel from Venezuela. The total energy exported to Venezuela was 25 GWh in 2014.

The distribution of our electricity sales in Colombia by customer segment is shown in the following table:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2014		2013		2012
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	10,969	69.5	11,567	71.9	11,719	71.9
Non-contracted sales	4,804	30.5	4,523	28.1	4,585	28.1

Total electricity sales	15,773	100	16,090	100	16,304	100

During 2014, Emgesa served customers under an average of 860 contracts, serving 401 unregulated customers, of which 16 were for distribution and trading companies. Emgesa’s sales to our Colombian distribution subsidiary, Codensa, accounted for 24% of our total contracted sales in 2014. Electricity sales to the five largest unregulated customers represented 25% of total contracted sales.

For the year ended December 31, 2014, principal distribution customers were (ordered alphabetically): CEO, Codensa (our subsidiary), Compañia Energética del Tolima (“Enertolima”), Electrificadora del Caribe (“Electrocaribe”), Electrificadora del Huila, Electrificadora del Meta (“Meta”), Electrificadora de Santander, Empresas Públicas de Medellín (“EPM”) and PEREIRA.

Our most significant competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín (with an installed capacity of 3,202 MW) and Isagen (with an installed capacity of 3,001 MW). We also compete with the following private sector companies in Colombia: Chivor (with an installed capacity of 1,000 MW), which is owned by Gener; Colinversiones (with an installed capacity of 1,994 MW), which includes Termoflores and Epsa; and Gecelca (with an installed capacity of 1,207 MW).

Operations in Peru

Through our subsidiaries, Edegel and EEPSA (since April 2013), we operate a total of 27 generation units in Peru, with a total installed capacity of 1,949 MW. As of December 31, 2014, Edegel owns 18 hydroelectric units, with a total installed capacity of 755 MW, and the remaining 898 MW consists of seven thermal units. EEPSA owns two thermal units with an aggregate installed capacity of 297 MW. On May 6, 2013, the TG 7 unit of Santa Rosa was decommissioned due to fire damage. The damage in the plant resulted in a total loss and the insurance covered both the assets and the business interruption for a period of up two years. On December 5, 2014, the TG 7 unit began its commercial operations again. According to the Energy and Mining Investment Supervisory Authority (“Osinergmin” in its Spanish acronym) , the Peruvian regulatory electricity authority, our hydroelectric and thermal generation plants in Peru represent 22.4% of the country’s total electricity generation capacity as of December 2014.

For information on the installed generation capacity for each of our power plants in Peru, see “Item 4. Information on the Company — D. Property, Plant and Equipment—Property, Plant and Equipment of Generating Companies.”

Generation by type and subsidiary in Peru is shown in the following table:

ELECTRICITY GENERATION IN PERU (GWh)

	Year ended December 31,
	2014		2013		2012
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (Edegel)	4,439	49.0	4,474	52.7	4,428	51.7
Thermal generation (Edegel and EEPSA)(1)	4,623	51.0	4,014	47.3	4,141	48.3

Total generation	9,062	100	8,489	100	8,570	100

(1)     Includes EEPSA’s generation since April 1, 2013. Prior April 1, 2013, the thermal generation refers only to Edegel.

According to the Committee of Economic Operation of the Peruvian System (“COES” in its Spanish acronym), we generated 22.3% of total electricity production in 2014.

Hydroelectric generation represented 49.0% of total production of our Peruvian generation subsidiaries in 2014. In the case of Edegel, all hydrological levels were above their historical averages in 2014. According to COES, hydrological levels of the Rimac River Basin (Huinco, Matucana, Callahuanca, Moyopampa and Huampaní) were 9% higher than the average; hydrological levels of the Tulumayo River (C.H. Chimay) were 4.4% higher than the average; and hydrological levels of the Tarma River (C.H. Yanango) were 5% higher than the average.

In 2014, 93.0% of our Peruvian electricity sales were supplied by our generation, requiring us to purchase 7.0% to comply with our contractual obligations to customers.

Edegel has long-term gas supply, transportation and distribution contracts for its Ventanilla and Santa Rosa facilities. It has also signed transport capacity transfer agreements with other generators, which allows it to trade transport capacity in order to operate as instructed by COES, and optimize the use of the natural gas transport system.

The following table sets forth our electricity generation and purchases in Peru:

ELECTRICITY GENERATION AND PURCHASES IN PERU (GWh) (1)

	Year ended December 31,
	2014		2013		2012
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	9,062	91.4	8,489	89.4	8,570	89.4
Electricity purchases	854	8.6	1,009	10.6	1,018	10.6

Total	9,916	100	9,497	100	9,587	100

(1)	Includes EEPSA’s electricity generation and purchases since April 2013.

The Peruvian National Interconnected Electric System (“SEIN”) is the only interconnected system in Peru. Electricity sales in the SEIN increased by 5.1% in 2014 compared to 2013, amounting to 37,457 GWh.

The distribution of Edegel’s electricity sales by customer segment in Peru is shown in the following table:

EDEGEL’S ELECTRICITY SALES PER CUSTOMER SEGMENT (GWh)

	Year ended December 31,
	2014		2013		2012
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales(1)	8,719	93.6	7,892	88.6	9,092	94.8
Non-contracted sales	601	6.4	1,011	11.4	495	5.2

Total electricity sales	9,320	100	8,903	100	9,587	100

(1)	Includes sales to distributors without contract.

Edegel’s electricity sales increased by 4.7% in 2014 compared to 2013, mainly due to the fact that it began to supply distribution companies under long-term contracts. In 2014, sales to unregulated customers represented 38.5% of Edegel’s total contracted sales. During 2014, Edegel had eleven regulated customers and fifteen unregulated customers.

In 2012, Edelnor carried out a long-term tender process for 2016-2027, with an energy requirement of approximately 990 GWh per year. The contracts were granted to EEPSA (12.5%), Egejunin (1.8%), Edegel (42.3%), Fenix (24.9%) and Kallpa (18.5%).

In 2013 and 2014, there were no long-term tenders in Peru.

For the year ended December 31, 2014, Edegel’s principal distribution customers were (ordered alphabetically): Edelnor (our subsidiary), ElectroSur, Hidrandina, Luz del Sur and Seal, and Edegel’s principal unregulated customers were (ordered alphabetically): Antamina, Creditex, Minera Chinalco Perú, Refinería Cajamarquilla and Siderúrgica del Perú.

EEPSA has five long term “wet” gas, which is mixed with other hydrocarbons, sale and purchase agreements, under which EEPSA purchases “wet” gas and through a process obtains “dry” gas which, is used for electric generation purposes at its Malacas Power Plant; and sells dry gas to Talara refinery (owned by Petroperu, the Peruvian NOC) through a supply agreement. To satisfy its dry gas needs, EEPSA signed an agreement with Pariñas Processing Plant, which allows EEPSA to convert wet gas into dry gas, and also recover natural gas liquids, which are shared with Pariñas Processing Plant.

In 2014, EEPSA had contracts with seven regulated customers and four unregulated customers. Sales to regulated customers represented 87.8% of EEPSA’s total contracted sales.

The distribution of EEPSA’s electricity sales by customer segment is shown in the following table:

EEPSA’s ELECTRICITY SALES PER CUSTOMER SEGMENT (GWh)

	Year ended December 31,
	2014		2013(1)		2012
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales(2)	498	83.6	594	100	—	—
Non-contracted sales	98	16.4	—	—	—	—

Total electricity sales	596	100	594	100	—	—

(1)	Sales from April 2013 to December 2013.
(2)	Includes sales to distributors without contracts.

For the year ended December 31, 2014, EEPSA’s principal distribution customers were (ordered alphabetically): Edelnor and Luz del Sur.

Our most significant competitors in Peru are: Enersur (GDF-Suez group, with an installed capacity of 1,247 MW), Electroperú (a state-owned competitor, with an installed capacity of 902 MW), Kallpa (Inkia Energy group, with an installed capacity of 1,056 MW), Egenor (Duke Energy group, with an installed capacity of 622 MW) and Fenix (Fenix Power Peru group, with an installed capacity of 570 MW).

Electricity Transmission Business Segment

CIEN

Our electricity transmission business is conducted through CIEN, a wholly-owned subsidiary of Enel Brasil, in which we hold an 84.4% economic interest. CIEN consolidates CTM and TESA, which operate the Argentine side of the interconnection line between Argentina and Brazil. In 2014, CIEN represented 1.0% of our operating revenues and 2.4% of our operating income. Since April 2011, CIEN has been recognized by the local authority as a “regulatory asset” and as part of the Brazilian grid, and therefore, it is entitled to receive fixed payments called Permitted Annual Compensation (RAP).

CIEN enables the energy integration of Mercosur, as well as the import and export of electricity between Argentina, Brazil and Uruguay. It has two transmission lines covering a distance of 500 kilometers between Rincón in Argentina and the Santa Catarina substation in Brazil, with a total installed capacity of 2,100 MW. CIEN operates each transmission line under a 30-year concession granted by the Brazilian government that will be in force until 2020 and 2022 respectively. Its subsidiaries, CTM and TESA, have concessions for 87 and 85 years granted by the Argentine government, respectively, and both expire in 2087.

Electricity Distribution Business Segment

Our electricity distribution business is conducted in Chile through Chilectra, in Argentina through Edesur, in Brazil through Ampla and Coelce, in Colombia through Codensa, and in Peru through Edelnor. For the year ended December 31, 2014, electricity sales increased by 2.9% compared to 2013, totaling 77,631 GWh. For more information on energy sales by our distribution subsidiaries for the last five fiscal years, see “Item 3. Key Information — A. Selected Financial Data”. Currently, Chilectra is the technical operator of Edesur, Edelnor, Ampla and Coelce, but does not receive operator fees.

Chilectra (Chile)

Chilectra is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets and energy sales. Our economic interest in Chilectra is 99.1%. Chilectra operates in a concession area of 2,105 square kilometers, under an indefinite concession granted by the Chilean government. Chilectra transmits and distributes electricity in 33 municipalities of the Santiago metropolitan region. Its service area is primarily defined as a densely populated area under the Chilean tariff regulations, which govern electricity distribution companies and includes all residential, commercial, industrial, governmental, and toll customers. The Santiago metropolitan region, the capital of Chile, is the country’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country. As of December 31, 2014, Chilectra distributed electricity to approximately 1.7 million customers. Chilectra also has direct equity stakes in foreign distribution subsidiaries controlled by us. Its energy losses were 5.3% in 2014 and 2013.

For the year ended December 31, 2014, residential, commercial, industrial and other customers, who are primarily public and municipal, represented 27%, 32%, 18% and 23%, respectively, of Chilectra’s total energy sales of 15,702 GWh, which is an increase of 3.6% in comparison with 2013.

The following table sets forth Chilectra’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2014	2013	2012
Electricity sales (GWh)	15,702	15,152	14,445
Residential	4,256	4,048	3,778
Commercial	4,995	4,639	4,212
Industrial	2,818	2,903	3,061
Other customers(1)	3,633	3,562	3,394
Number of customers (thousands)	1,737	1,694	1,659
Residential	1,555	1,516	1,489
Commercial	135	132	127
Industrial	12	12	12
Other customers	35	34	31
Energy purchased (GWh)(2)	16,584	16,002	15,264
Total energy losses (%)(3)	5.3%	5.3%	5.4%

(1)	The data for other customers includes tolls.
(2)	During 2014, 49% of electricity purchased was acquired from Endesa Chile, 29.4% in 2013, and 33% in 2012.
(3)	Energy losses are calculated as the percent difference between energy purchased and energy sold (GWh) within a given period. Losses in distribution arise from illegally tapped lines as well as technical losses.

For the year ended December 31, 2014, Chilectra’s principal unregulated customers were (ordered alphabetically): Aguas Andinas S.A., Cencosud, CGE Distribución S.A., El Mercurio S.A, Esco Elecmetal, Gerdau Aza S.A., Goodyear Chile S.A.C.I., Linde Gas Chile S.A. (formerly Aga S.A.), Mall Plaza S.A., Nestlé Chile S.A, Praxair Chile S.A., Sca Chile S.A. (formerly Papeles Industriales S.A.), SCL Terminal Aéreo Santiago, Telefónica Chile S.A. and Walmart Chile S.A.

In 2014, the collection rate was 99.6%, compared to 99.9% in 2013.

For the supply to regulated distribution customers, Chilectra has entered into contracts with the following generation companies: Endesa Chile, Gener, Colbún, Guacolda S.A. and Panguipulli S.A. In 2014, the distribution companies of the SIC jointly submitted a 5,000 GWh/year bid for the period of 2014 through 2025. In August 2014, Chilectra was awarded 15% of the electricity supply in the bidding process held by Endesa Chile. Additionally, the distribution companies of the SIC jointly submitted a second bid with energy requirements of 11,000 GWh/year for the period of 2016 through 2033. In December 2014, Chilectra was awarded 92% of the electricity supply in the bidding process held by the following companies: E.E Carén S.A., Santiago Solar S.A., Acciona Energía Chile SpA, E-CL S.A., Central El Campesino S.A., Norvind S.A. and Abengoa Chile S.A.

For the supply to unregulated distribution customers, Chilectra has contracts with the following generation companies: Duke Energy International Duqueco SpA, Colbún , Hidroeléctrica La Higuera S.A., Hidroeléctrica La Confluencia S.A., Guacolda S.A., Pacific Hydro Chacayes S.A. and Hidroeléctrica San Andrés S.A.

Edesur (Argentina)

Edesur is one of the largest electricity distribution companies in Argentina in terms of energy purchases. Edesur operates in a concession area of 3,309 square kilometers in the south-central part of the Buenos Aires metropolitan area, serving approximately 2.5 million customers, under a 95-year concession granted by the Argentine government that will be in force until 2087. Our economic interest in Edesur is 71.6%. As of December 31, 2014, residential, commercial, industrial and other customers, primarily public and municipal, represented 44%, 25%, 7% and 24%, respectively, of Edesur’s total energy sales. In 2014, its energy losses were 10.7% in 2014, compared to 10.8% in 2013.

The following table sets forth Edesur’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2014	2013	2012
Electricity sales (GWh)	18,025	18,137	17,738
Residential	7,913	7,845	7,570
Commercial	4,488	4,432	4,540
Industrial	1,364	1,420	1,370
Other customers(1)	4,260	4,440	4,258
Number of customers (thousands)	2,464	2,444	2,389
Residential	2,160	2,140	2,086
Commercial	270	270	269
Industrial	23	23	23
Other customers	11	11	11
Energy purchased (GWh)(2)	20,174	20,334	19,842
Total energy losses (%)(3)	10.7%	10.8%	10.6%

(1)	The figures for other customers include tolls.
(2)	Edesur purchased all of its energy from CAMMESA, the governmental agency that regulates and acts as an intermediary between generation and distribution.
(3)	Energy losses are calculated as the percent difference between energy purchased and energy sold (GWh) within a given period. Losses in distribution arise from illegally tapped lines as well as technical losses.

For the year ended December 31, 2014, Edesur’s principal unregulated customers were (ordered alphabetically): Abbott Laboratories Argentina S.A., American Express, Arcor, Cencosud S.A., Gas Lanus S.A., Jumbo Retail S.A., Metalcris S.A., Petrobras Energía S.A., Pfizer S.R.L., Pluspetrol S.A., Praxair Argentina S.R.L, Telefónica Argentina S.A, and Walmart Argentina.

In 2014, the collection rate was 99.98%, compared to 100.36% in 2013. The 2013 collection rate was greater than 100% due to the collection of unpaid bills from previous years.

During 2014, Edesur used all its financial resources in order to maintain the distribution of energy in Buenos Aires and to comply with the year’s investment plan presented to the Argentine government. This decision was made despite the delay in the Integral Tariff Revision (“RTI” in its Spanish acronym) process carried out by the Electricity National Regulatory Agency (“ENRE” in its Spanish acronym), that will enable an increase in its tariffs due to higher costs in its services provided and, therefore, ensure the viability of Edesur operations. During 2014, Edesur continued its negotiations with the Argentine government to ensure compliance with the “Agreement for Renegotiation of Concession Contract,” which includes the adjustment of Edesur income in proportion to costs and the definition of a fair and reasonable fee in an RTI process through the formulation of an integral agreement or equivalent alternative, that would meet these objectives and, in addition, ensure Edesur investments and operations for 2014 and 2015.

The Argentine Secretary of Energy, through its Resolution No. 250/2013 (enacted on May 7, 2013) and its subsequent related notes, permitted that income not received by Edesur through the Cost Monitoring Mechanism (“MMC” in its Spanish acronym), which was intended to compensate for costs not covered by tariffs, be compensated using funds from the Energy Efficiency Program (“PUREE” in its Spanish acronym) collected from Edesur for the period from May 2007 to December 2014. These notes allowed the company to obtain Ch$ 394.8 billion between 2013 and 2014 as additional revenue. Additionally, the Argentine government instructed CAMMESA to pay Edesur using the generators’ sales settlements with maturity dates to be determined (“LVFVD” in its Spanish acronym), which corresponds to the income that had not been received from the MMC and was not covered with the PUREE funds. The Argentine government also authorized CAMMESA to receive these amounts as payment for Edesur debts.

On June 24, 2014, the Argentine Secretary of Energy, through Note No. 4012/2014, authorized CAMMESA to sign a contract with Edesur and Edenor S.A. to fund higher salary costs due to the application of Resolution ST No. 836/2014.

Additionally, the Argentine government ordered Edesur to carry out an extraordinary investment plan for 2014. In the case of not having sufficient funds, Resolution No. 10/2014 established that the financing of this plan will be carried out through CAMMESA.

For further details regarding regulation, see “Item 4. Information on the Company— B. Business Overview — Electricity Industry Regulatory Framework Development”. For further details regarding the financial impact, see Item 5. Operating and Financial Review and Prospects— A. Operating Results — 2. Analysis of Results of Operations for the years ended December 31, 2014 and 2013 — Distribution Business: Revenues.”

Ampla (Brazil)

Ampla is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil in terms of number of customers and annual energy sales. As of December 31, 2014, we held a 92% economic interest in Ampla. Ampla is mainly engaged in the distribution of electricity to 66 municipalities located in the State of Rio de Janeiro, and serves 2.9 million customers in a concession area of 32,615 square kilometers, with an estimated population of 8.0 million. Ampla operates under a 30-year concession granted by the Brazilian government and it will remain in force until December 2026. As of December 31, 2014, residential, commercial, industrial and other customers represented 41%, 19%, 8% and 32%, respectively of Ampla’s total sales of 11,701 GWh (free market or energy losses are excluded). In 2014, its energy losses were 20.1%, compared to 19.8% in 2013.

The following table sets forth Ampla’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2014	2013	2012
Electricity sales (GWh)	11,701	11,049	10,816
Residential	4,754	4,512	4,359
Commercial	2,232	2,133	2,133
Industrial	970	918	1,011
Other customers(1)	3,745	3,486	3,313
Number of customers (thousands)	2,875	2,801	2,712
Residential	2,607	2,536	2,451
Commercial	172	171	168
Industrial	5	5	5
Other customers	91	89	88
Energy purchased (GWh)(2)	14,647	13,770	13,458
Total energy losses (%)(3)	20.1%	19.8%	19.6%

(1)	The data for other customers includes tolls.
(2)	During 2014, 0.4% of the electricity purchased was acquired from Cachoeira Dourada, 0.4% in 2013 and 0.5% in 2012.
(3)	Energy losses are calculated as the percent difference between energy purchased and energy sold (GWh) within a given period. Losses in distribution arise from illegally tapped lines as well as technical losses.

In 2014, the collection rate was 98.8%, compared to 99.4% in 2013.

For the year ended December 31, 2014, Ampla’s main unregulated customers were (ordered alphabetically): Anglo Ferrous Minas-Rio Mineral, Braskem Petroquimica, Lafarge Brasil, LLX Minas-Rio Logistica, MAN Latin America, Michelin, Petrobras, Peugeot, Rio Polimeros S.A. and Votorantim.

On March 7, 2014, Presidential Decree No. 8,203/2014 was enacted, which amended Presidential Decree No. 7891 of January 23, 2014, in order to reduce the effect of a distribution company’s involuntary exposure to the spot market by reimbursing them for the additional costs with funds from Energy Development Account (“CDE”) retroactive to January 2014. Higher costs are mainly a consequence of the drought, which required the substitution of thermally generated-energy in the place of hydro-generated energy, which has a lower production cost.

On April 2, 2014, the Brazilian government created the Regulated Contracting Environment account (“ACR”), through Presidential Decree No. 8,221/2014, to cover distribution companies’ additional energy costs with bank loans to be repaid within two years through tariffs. This Decree authorized the Trade Chamber (“CCEE” in its Portuguese acronym) to contract the loans needed to fund the payments of distribution companies with deficits. Subsequently, on April 16, 2014, ANEEL enacted Resolution No. 612 and on April 22, 2014, enacted the Note No. 1256, detailing the operation of the ACR, and ratifying the amounts to be transferred by the CCEE to distribution companies, retroactively applied to February 2014.

CCEE negotiated the loan operation of the ACR directly with various financial institutions. On April 25, 2014 CCEE signed the loan agreement for a maximum amount of R$ 11.2 billion (Ch$ 2,558 billion using the December 31, 2014 exchange rate of Ch$ 228.43 per R$ 1.00), to be transferred to distribution companies that have incurred the additional energy costs. These amounts were established by ANEEL for each distribution company.

On August 15, 2014, another loan agreement was signed by CCEE with several financial institutions for a maximum amount of Ch$ 1,508 million, which was transferred to distribution companies that have incurred additional energy costs for the period of May 2014 onwards. The conditions are the same as in the prior loan agreement.

This compensation determined by ANEEL enabled Ampla to improve its EBITDA and resulted in a net income attributable to shareholders for Ampla of Ch$ 194.5 million and for Enersis of Ch$ 118.1 million.

Under Concession Contract No. 05/1996, which regulates the electricity distribution in Ampla’s concession area, Ampla is subject to a comprehensive tariff review by ANEEL every four years. Ampla underwent its third comprehensive tariff review effective as of March 15, 2014. For this review, ANEEL reduced the Weighted Average Cost of Capital (“WACC”) from 9.95% to 7.50%, net of taxes, which affected income and reduced the recognized operating costs. These modifications resulted in an average tariff reduction of 2.6% effective as of March 2014. This result was detailed in Technical Note No. 12/2014-SRE/ANEEL.

For the year ended December 31, 2014, Ampla’s main unregulated customers are (ordered alphabetically): Lafarge Brasil, Michelin, Petrobras, Peugeot, Quattor Petroquimica, Rio Polimeros S.A, Volkswagen and Votorantim.

Coelce (Brazil)

Coelce is the sole electricity distributor of the State of Ceará, located in northeastern Brazil. As of December 31, 2014, we held a 64.9% economic interest in Coelce. Coelce serves over 3.6 million customers within a concession area of 148,825 square kilometers, under a 30-year concession granted by the Brazilian government, which will remain in force until May 2028. Residential, commercial, industrial and other customers represented 35%, 19%, 11% and 35%, respectively, of Coelce’s total energy sales. In 2014, its energy losses were 12.7%, compared to 12.5% in 2013.

The following table sets forth Coelce’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2014	2013	2012
Electricity sales (GWh)	11,177	10,718	9,878
Residential	3,940	3,703	3,327
Commercial	2,076	1,951	1,834
Industrial	1,206	1,169	1,188
Other customers(1)	3,955	3,895	3,527
Number of customers (thousands)	3,625	3,500	3,338
Residential	2,802	2,720	2,426
Commercial	230	223	169
Industrial	7	7	6
Other customers	586	550	737
Energy purchased (GWh)	12,806	12,246	11,300
Total energy losses (%)(2)	12.7%	12.5%	12.5%

(1)	The data for other customers includes tolls. During 2014, 21% of the electricity purchased was acquired from Fortaleza, 22% in 2013 and 24% in 2012.
(2)	Energy losses are calculated as the percent difference between energy purchased and energy sold (GWh) within a given period. Losses in distribution arise from illegally tapped lines as well as technical losses.

For the year ended December 31, 2014, Coelce’s main unregulated customers were (ordered alphabetically): Durametal, Esmaltec, Gerdau, Grandene, Lojas, Mecesa, Norsa Refrigerante, North Shopping, Petrobras, Vicunha Textil and Votorantim.

In 2014, the collection rate was 98.22% compared to 100.74% in 2013. The 2013 collection rate was greater than 100% due to the collection of unpaid bills from previous years.

Coelce is also a party to the ACR process described above for Ampla. As mentioned above, this compensation determined by ANEEL enabled Coelce to improve its EBITDA and resulted in a net income attributable to shareholders for Coelce of Ch$ 99.7 million and for Enersis of Ch$ 42.7 million.

Coelce’s tariff adjustment in 2014, effective as of April 22, 2014, established an 8.1% increase in the rates, after reversing the adjustment in 2013 decrease of 8.7%. Therefore, the effective net change year over year was a 16.8% increase.

Coelce’s tariffs were not adjusted in 2011, and its third tariff revision was completed in 2012. Due to this delay, Coelce had additional income collected between April 2011 and March 2012, because the new tariff was not yet established. These funds were returned to customers through tariff reductions in 2013 and 2014, which resulted in 4.6% lower income in 2014.

Codensa (Colombia)

Codensa is a Colombian electricity distribution company that serves a concession area of 14,456 square kilometers in Bogotá and other 96 municipalities of the provinces of Cundinamarca, Tolima and Boyacá, with approximately 2.8 million customers. As of December 31, 2014, we held a 48.4% economic interest in Codensa, which we control through Chilectra and consolidate pursuant the ownership of 57.2% of Codensa’s voting rights along with a shareholder agreement. For more information regarding the control and consolidation of Codensa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

Under Colombian law, since no concessions are granted, an administrative authorization is required to provide the distribution service. In the case of Codensa, the authorization is of indefinite duration.

Since 2001, Codensa only services regulated customers. The unregulated market is serviced directly by our generation company, Emgesa, with the exception of the public lighting in Bogotá. In 2014, its energy losses were 7.2%, compared to 7.0% in 2013. On September 25, 2012, CREG established the energy losses target of 9.6% that will be recognized in Codensa’s distribution tariff for the next five years.

The following table sets forth Codensa’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2014	2013	2012
Electricity sales (GWh)	13,667	13,342	12,972
Residential	4,575	4,491	4,423
Commercial	2,213	2,152	2.114
Industrial	931	862	897
Other customers(1)	5,948	5,837	5,538
Number of customers (thousands)	2,772	2,687	2,588
Residential	2,459	2,381	2,289
Commercial	265	259	252
Industrial	44	44	43
Other customers	4	3	4
Energy purchased (GWh)(2)	14,726	14,351	13,995
Total energy losses (%)(3)	7.2%	7.0%	7.3%

(1)	The data for other customers includes tolls.
(2)	In 2014, 28.4% of the electricity purchased was acquired from Emgesa, 41.3% in 2013 and 41% in 2012.
(3)	Energy losses are calculated as the percent difference between energy purchased and energy sold (GWh) within a given period. Losses in distribution arise from illegally tapped lines as well as technical losses.

For the year ended December 31, 2014, Codensa’s only unregulated customer was Alumbrado Público Distrito Capital Bogotá.

In 2014, the collection rate was 99.8% compared to 99.9% in 2013. Codensa’s ordinary tariff review is currently in progress and it is expected to conclude in 2015.

Edelnor (Peru)

Edelnor is a Peruvian electricity distribution company that operates in a concession area of 1,517 square kilometers under an indefinite concession granted by the Peruvian government. As of December 31, 2014, we held a 75.5% economic interest in Edelnor. It has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, as well as some provinces in the Lima region, including Huaral, Huaura, Barranca and Oyón, and the adjacent province of Callao. As of December 31, 2014, Edelnor distributed electricity to approximately 1.3 million customers, an increase of 3.1% compared to 2013.

As of December 31, 2014, Edelnor had total energy sales of 7,359 GWh, an increase of 4.5% year over year. In 2014, its energy losses were 8.0%, compared to 7.9% in 2013.

The following table sets forth Edelnor’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2014	2013	2012
Electricity sales (GWh)	7,359	7,045	6,863
Residential	2,719	2,634	2,530
Commercial	1,641	1,582	1,501
Industrial	1,220	1,239	1,288
Other customers(1)	1,779	1,590	1,544
Number of customers (thousands)	1,293	1,255	1,203
Residential	1,223	1,185	1,136
Commercial	42	41	41
Industrial	1	1	1
Other customers	27	28	25
Energy purchased (GWh)(2)	7,995	7,653	7,475
Total energy losses (%)(3)	8.0%	7.9%	8.2%

(1)	The data for other customers includes tolls.
(2)	In 2014, 27% of the electricity purchased was acquired from Edegel, Chinango and EEPSA. In 2013, 37% of the electricity purchased was acquired from Edegel and EEPSA, and 46% in 2012.
(3)	Energy losses are calculated as the percent difference between energy purchased and energy sold (GWh) within a given period. Losses in distribution arise from illegally tapped lines as well as technical losses.

For the year ended December 31, 2014, Edelnor’s primary unregulated customers are (ordered alphabetically): Alicorp, APM Terminals, Corporación Celima, Corporación JR Lindley, DP World, Fabrica Peruana de Eternit, Goodyear Peru, G&M Ferrovias S.A., Indeco, Lima Airport Partners, Molitalia and Refineria La Pampilla.

The 2014 collection rate was 99.79% compared to 100.29% in 2013. The 2013 collection rate was greater than 100% due to the collection of unpaid bills from previous years.

On October 16, 2013, Osinergmin revised Edelnor’s distribution tariff rates for the four year period from November 2013 to October 2017. The new tariff rate was an increase of 1.2% compared to the previous period that ended in October 2013.

Edelnor has entered into short-term contracts to supply power to the regulated and unregulated markets from 2015 to 2020. In addition, Edelnor has also entered into long-term power supply contracts for the period from 2015 to 2027.

On June 18, 2014, Resolution No. 120-2014-OS / CD (which was enacted on April 14, 2014) was amended, and established the tariff rate and compensation for secondary and complementary transmission systems for the period from May 1, 2014 to April 30, 2015.

Non-Electricity Businesses

Servicios Informáticos e Inmobiliarios Ltda. (Chile)

Servicios Informáticos e Inmobiliarios Ltda. (“SIEI”), a wholly-owned subsidiary, is a business consultancy in technology, information and computer science, telecommunications, data transmission and develops real estate projects in Chile. SIEI was formed following the merger of ICT Servicios Informáticos Ltda. with Inmobiliaria Manso de Velasco Ltda.

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

The following chart shows a summary of the main characteristics of the electricity regulatory framework by business segment for the five countries in which we operate.

		Argentina	Brazil	Chile	Peru	Colombia

	Unregulated Market	Regulated remuneration scheme (Resolution 529/2014)	Spot markets with costs audited by the regulator			Spot market with auctioned cost (Price-offered)

Gx	Regulated	Seasonal Price	Auction Thermal - 20 years / Hydro - 30 years	Node Price auction 15 years	Node Price auction 20 years	Auction 3/5 years

	Capacity	Contribution peak demand	--	Income based on contributions during peak demand		Firm energy contribution (energy auctions for at least 20 years)

Tx	Features		Public - Open Access - Regulated Tariff Monopoly Regime for Transmission System Operators (“TSOs”)

Dx	Law	Concession contract		Administrative Concession (indefinite)		Authorization Operation Zone
	Expansion	95 years	30 years	Undefined
	Tariff review	5 years	4/5 years	4 years		5 years

Cx	Unregulated Agents	> 0.03 MW	> 0.5 MW		> 0.2 MW	> 0.1 MW
	Liberalized (%)	≈ 20%	≈ 25%	≈ 30%	≈ 45%	≈ 30%

Gx: Generation	Tx: Transmission	Dx: Distribution	Cx: Trading

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

The following chart shows the relationships among the various participants in the Chilean market:

The generation segment comprises a group of electricity companies that own generating plants, whose energy is transmitted and distributed to end customers. This segment is characterized by being a competitive market which operates under market-driven conditions. Generation plants sell their production to distribution companies, unregulated customers and other generation companies, and their surpluses on the spot market.

The transmission system is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution. Transmission in Chile is defined as lines or substations with a voltage or tension higher than 23 kV. The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity through the payment of tolls.

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified according to their amount of demand, as follows: (i) unregulated customers with connected capacity of over 2,000 kW; (ii) regulated customers with connected capacity of no more than 500 kW; and (iii) customers that choose either a regulated-tariff or an unregulated regime, for a minimum period of four years in each regime, available to customers whose connected capacity falls in the range of 500 kW to 2,000 kW. In January 2015, the Chilean Congress approved a reform of the procurement system contained in the Chilean Electricity Law (described below), which become effective in 2019 and raised the capacity limit for unregulated customers and customers with the option to choose their regime from 2,000 kW to 5,000 kW.

The distribution companies supply regulated customers, a segment for which the price and supply conditions are the result of tender processes regulated by the CNE), and unregulated customers, with bilateral agreements between generators, whose conditions are freely negotiated and agreed upon.

In Chile, there are four separate interconnected electricity systems. The main systems that cover the most populated Chilean areas are the SIC, which services the central and south central part of the country, where 92% of the Chilean population lives, and the SING, which operates in the northern part of the country, where most of the mining industry is located and where 6% of the Chilean population lives (figures based on the 2014 CDEC-SIC preliminary report). In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity to remote areas, where 2% of the population lives.

In 2013, the Chilean government sent a proposal to modify the Chilean Electricity Law to allow the state to promote the interconnection project between the SIC and the SING. In January 2014, the proposal was approved and signed into law by the Chilean President as Law 20,726. The interconnection is expected to be completed between 2018 and 2019.

In May 2014, the Chilean government announced the Energy Agenda in which a plan is established to create and execute a long-term energy policy. The Energy Agenda presents several courses of action and goals to achieve in the short, medium and long term. These objectives are: lower energy prices, facilitating the incorporation of non-conventional renewable energy sources and promoting the efficient use of energy.

The Energy Agenda includes a program of legal initiatives to realize those goals. Among the subjects to be addressed by this program are: “Amendments to the legal framework for procurement of electricity for regulated customers” (approved and published in the Diario Oficial in January 2015), “Incentives to promote local development associated with energy projects” (first quarter of 2015 ), “Amendments to the legal framework of the electricity transmission systems” (expected for the second quarter of 2015), “Energy Efficiency Law” (expected for the fourth quarter of 2015) and “Law to promote geothermal energy” (expected for the fourth quarter of 2015).

For more information about the amendments, see “—The Electricity Law - General” below.

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

Chilean antitrust authorities are responsible for preventing, investigating and correcting any threats to free market competition and any anti-competitive practices by potentially monopolistic companies. These authorities include:

•	Free Market Competition Tribunal (“TDLC” in its Spanish acronym). This is a special and independent jurisdictional entity, subject to the directive, correctional and economic authority of the Chilean Supreme Court, which functions to prevent, correct and sanction threats to free market competition.

•	National Economic Prosecutor (“FNE” in its Spanish acronym). This is the attorney general responsible for economic matters and for investigating and prosecuting all antitrust conduct before the FNE’s regulatory commission and other tribunals.

The Panel of Experts acts as a tribunal in electricity matters arising from disputes between participants in the electricity market and between participants in the electricity market and the regulatory authority in certain tariff processes. It issues enforceable resolutions and is composed of experts in industry matters, five engineers or economists and two lawyers, all of whom are elected every six years by the TDLC.

There are also other entities related to the energy sector: the Chilean Nuclear Energy Commission is in charge of research, development, use and control of nuclear energy, and the Chilean Energy Efficiency Agency is in charge of promoting energy efficiency.

The Electricity Law

General

Since its inception, the Chilean electricity industry has been developed by private sector companies. Nationalization was carried out during the period 1970-1973. During the 1980s, the sector was reorganized through the Chilean Electricity Law, known as DFL 1, allowing participation of private capital in the electricity sector. By the end of the 1990s, foreign companies had a majority participation in the Chilean electricity system.

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

DFL 1 was published in 1982 and has had few important changes since then. In 1999, a reform was applied to it due to the drought. The first took place in 2004 to encourage investments in transmission lines. Another took place in 2005 to create long-term contracts between generation and distribution companies as part of a bid process. The present text of the law was restated as DFL 4 of 2006, and has been supplemented with a series of regulations and standards.

In January 2015, the Chilean Congress approved amendments to the legal framework for procurement of electricity by regulated customers. Among the principal changes introduced in these amendments, were:

—	Increased CNE participation in the development of tenders.

—	Additional time to call for tenders: five years in advance.

—	Allocation mechanism: Will be awarded to the lowest prices offered. These prices will be limited by a capped price that will be deemed as a reserve price and keep private until the bid price is public.

—	Reduced risk: Providers of electricity have the ability to postpone delivery of electricity in the event there are delays due to a force majeure and to request a price review, indexed to the conditions prevalent at the time which the supply is delivered.

—	Short-term contracts: Short-term procurement contracts (up to three years), with an advance of one year, have a minimum price equal to the average market price plus 50%. Additionally, within specified ranges from the average marginal cost price, marginal cost will be used.

—	Uncontracted energy: All generators within a particular system will be required to offset energy supply contract deficits in proportion to the energy they inject into the system. Each generator will receive the higher of the short-term node price or variable cost of the plant. When energy without contracts exceeds 5% of the total regulated supply, the excess will be paid by distribution companies at a price equal to marginal cost. In turn, these marginal costs will be passed on to end customers.

—	Unregulated customers: Unregulated customers capacity limit increased from 2,000 kW to 5,000 kW beginning 2019.

Limits and Restrictions

The owners of the main transmission system must be constituted as limited liability stock corporations and cannot take part in the electricity generation or distribution businesses.

Individual participation in the Main Transmission System (“STT” in its Spanish acronym) by companies operating in another electricity or unregulated customer segment cannot exceed, directly or indirectly, 8% of the total investment value of the STT. The aggregate participation of all such agents in the STT must never exceed 40% of the investment value.

According to the Chilean Electricity Law, there are no restrictions on market concentration for generation and distribution activities. However, Chilean antitrust authorities have imposed certain measures to increase the transparency within the different companies that form our group. The FNE’s resolution 667/2002 requires:

—	board members of Enersis, Endesa Chile and Chilectra be elected from different and independent groups;

—	the external auditors of Enersis, Endesa Chile and Chilectra be different for local statutory purposes;

—	Enersis, Endesa Chile and Chilectra may not merge companies within our group which operate in electricity generation and distribution; instead, Enersis must continue to maintain both business segments separately through companies that are independent business units; and

—	Enersis, Endesa Chile and Chilectra must remain subject to the regulatory authority of the SVS and comply with the regulations applicable to publicly held stock corporations, even if they should lose such designation.

Additionally, in October 2012, Official Letter No. 1479 imposed additional restrictions on Endesa Chile stating that:

(i) the controlling shareholders should refrain from designating those persons who had been directors of Chilectra the prior term, as Endesa Chile directors; and

(ii) Endesa Chile’s management should refrain from designating employees in first and second level positions that had held the same positions in Chilectra during the six months prior to their designation.

In addition, the Water Utility Services Law also sets restrictions on the overlapping of concessions in the same area, setting restrictions on the ownership of the property between sewage services concessions and utilities that are natural monopolies, such as electricity distribution, gas or home telephone networks.

Regulation of Generation Companies

Concessions

Chilean law permits generation activity without a concession. However, companies may apply for a concession to facilitate access to third-party properties. Third-party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, it may be determined by an administrative proceeding that may be appealed in the Chilean courts.

Dispatch and Pricing

In each of the two major electric systems, the pertinent CDEC coordinates the operations of generation companies, in order to minimize the operating costs in the electricity system and monitor the quality of service provided by the generation and transmission companies. Generation companies satisfy their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market.

Sales by Generation Companies to Unregulated Customers

Sales by generation companies may be made to unregulated end customers or to other generation companies under freely negotiated contracts. To balance their contractual obligations with their dispatch, generators have to trade deficit and surplus electricity at the spot market price, which is set hourly by each CDEC, based on the lowest cost of production of the last kWh dispatched.

Sales to Distribution Companies and Certain Regulated Customers

Under Law 20,018 (Ley Corta II), enacted on May 19, 2005, all new contracts between generation and distribution companies to supply electricity to regulated customers must arise from international bids. In January 2015, the Diario Oficial published Law 20,805, which amended the bidding process for supplying electricity to regulated customers. These amendments, among others, changed the anticipation required for the bidding process from three to five years; the extension of the maximum contract period from 15 to 20 years; new procedures to assign energies without contracts; new procedures to regulate the short-term bidding process; the adoption of a capped price known as “reserve price”, that is kept private until the bid price is made public; and the possibility to review the price awarded during the supply period.

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

Promotion of Generation from Renewable Energy Sources

On April 1, 2008, Law 20,257 amended the General Electric Services Law. The purpose of the amendment was to promote the development of NCRE. This law defines the different types of technologies that qualify as NCRE and establishes the obligation for generators, between 2010 and 2014, to supply at least 5% of the total energy contracted as of August 31, 2007, to be of a certain type, and to progressively increase this percentage by 0.5 percentage points annually up to a minimum of 10% by 2024.

On October 22, 2013, Law 20,698 (known as the “20/25 Law”) supported renewable energy sources and modified the previously defined NCRE minimum requirements. This law establishes a mandatory share of renewable energy sources in 2025, calculated as a percentage of the total contracted energy of each generator. For contracts signed between 2007 and 2013, the target is 10% by 2024, while for contracts beyond 2013 the target is 20% by 2025.

Incentives and Penalties

If a rationing decree is enacted in response to prolonged periods of electricity shortages, strict penalties may be imposed on generation companies that contravene the decree. A severe drought is not considered a force majeure event under our service agreements.

Generation companies may also be required to pay fines to the regulatory authorities, as well as to make compensatory payments to electricity customers affected by shortages of electricity. The fines are related to system blackouts due to an electricity generator’s operational problems, including failures related to the coordination duties of all system agents. If generation companies cannot satisfy their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must compensate the customers at a rate known as the “failure cost” determined by the authority in each node price setting. This failure cost, which is updated semiannually by the CNE, is a measurement of how many end customers would pay for one extra MWh under rationing conditions.

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

Energy Purchases

Since 2005, with the enactment of “Ley Corta II”, energy sales between generation and distribution companies have been made by an international auction process. Based on the distribution companies’ projections of increased energy demand, distribution companies auction the projected energy demand three years in advance of the projected year. They can either conduct the auction themselves or as a group with other distribution companies. The CNE supervises the auctions and verifies that the auction bases and the process itself comply with the regulation. The result of the process is “pay as bid”, with an extension up to 15 years.

In January 2015, amendments to the procurement rules on were adopted by the Chilean Congress and published in the Diario Oficial as discussed above.

Distribution Tariffs to End Customers

The tariffs charged by distribution companies to end customers are determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge and the value added from distribution of electricity (“VAD”), which allows distribution companies to recover their operating costs and includes a return on investment. The price for both generation and distribution capacity sold to customers includes a factor which reflects the simultaneous contribution of each customer to peak capacity demand of the system as a whole. The transmission charge reflects the cost paid for electricity transmission and transformation.

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

Regulatory Charges and Subsidies

The Chilean law has established a regulatory charge in the end customers’ tariffs, which pays the 20% of the transmission toll.

In addition, the Chilean law deems transitory subsidies that can be granted, if the residential customers tariff increased by at least 5% within a six-month period. The application of this subsidy is optional and the last one was granted in 2009.

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

Associated Electrical Services

In 2013, the CNE concluded the tariff setting process for regulated associated services (these are 25 services which include meter rental, disconnection and reconnection of service, among others). These new prices were applied starting March 14, 2014 and will remain in effect until 2016.

Incentives and Penalties

Distribution companies may be required to compensate end customers if there are shortages of electricity that exceed the authorized standards. These compensatory payments are equal to double the amount of electricity the distribution company failed to provide, using a rate equal to the failure cost.

Regulation in Transmission

The main transmission system consists of 220 kV or higher voltage lines that are used by generators and customers. Every four years, a study is done to evaluate the existing system and to define the expansion plan. On December 31, 2010, the last study was delivered to the CNE. In November 2011, the CNE promulgated Decree 61, which defines the current value of the existing lines to be remunerated for the 2011 to 2014 period. The main transmission system is paid for by generators and customers.

According to the modifications to the General Electricity Services Law, the transportation of electricity by main transmission systems and sub-transmission systems are defined as a public service. Therefore, the transmitter has a service obligation and is responsible for the maintenance and improvement of its facilities.

On October 14, 2013, the Electricity Concessions Law was approved, which law seeks to streamline the processing of electrical concessions, including, among other things, compensation, taxation and notifications.

During 2014, studies were developed to set tolls of major transmission systems. The results of these studies should have been applied beginning in 2015. However, the authority ruled that the current values will remain in effect for an additional year.

Regulation in Subtransmission

Subtransmission systems are defined as voltage lines exceeding 23 kV. There are six subtransmission systems defined by decree. The subtransmission systems are paid mainly by customers according to the values fixed by decree of the Chilean Ministry of Energy. Generators and unregulated customers pay only for the lines they use in each system. In April 2013, Decree 14 was promulgated, which established a tariff schedule for 2011 through 2014.

During 2014, studies were developed to set tolls of subtransmission systems. The results of these studies should have been applied beginning in 2015. However, the authority ruled that the current values will remain in force for an additional year.

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

Environmental Law 19,300 was enacted in 1994 and has been amended by several regulations, including the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001. This law requires companies to conduct an environmental impact study and a declaration of any future generation or transmission projects.

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

In June 2012, Law 20,600 created the Environmental Courts, special jurisdictional courts subject to the control of the Chilean Supreme Court. Their primary function is to resolve environmental disputes within their jurisdiction and look into other matters that are submitted for their attention under the law. The law created three such courts, all of which are in operation.

On December 28, 2012, the Superintendency of Environment was formally created and began to exercise its powers of enforcement and sanctions pursuant to Chilean environmental regulations.

On September 10, 2014, Law 20,780 was enacted and included charges for the emission of particles (MP), nitrogen oxides (NOx), sulfur dioxide (SO2) and carbon dioxide (CO2) into the atmosphere. For CO2 emissions, the charge is US$ 5 per emitted ton (not applicable to renewable biomass generation). MP, NOx and SO2 emissions will be charged the equivalent of US$ 0.10 per emitted ton, multiplied by the result of a formula based on the population of the municipality where the generation plant is located and an additional fee of US$ 0.90 for MP, US$ 0.01 for SO2 and US$ 0.025 for NOx per ton. This tax will be in effect beginning in 2018, taking into account the previous year’s emissions.

Water Rights

Companies in Chile must pay an annual fee for unused water rights. License fees already paid may be recovered through monthly tax credits commencing on the start-up date of the project associated with the water right. The maximum license fees that may be recovered are those paid during the eight years before the start-up date.

The Chilean Constitution considers water as a national public good on which real utilization rights are defined; that is similar to holding the private property rights over water, as set forth in article 19, paragraph 24: “The rights of individuals over water, recognized or constituted in accordance with the law, grant their holders ownership over such rights.” Notwithstanding the foregoing, paragraph 24 also specifies legal limitations to those water rights.

The Chilean Congress is currently discussing amendments to the Water Code, including:

—	Granting of water rights which would be limited to a maximum period of 30 years and extendable, unless the Chilean Water Authority proves the ineffective use of resources. The extension shall be effective only for used water rights.

—	The expiration of the non-consumptive water right, that were granted by law, if the holder does not exercise the right of use within eight years.

—	The expiration of non-consumptive water rights already granted that are not being effectively utilized within a period of 14 years from the date of grant. January 1, 2006 will be considered as the date of grant for the rights granted before 2006.

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

The following chart shows the relationships among the various participants in the Argentine MEM:

The generation sector was organized on a competitive basis until March 2013, with independent generating companies selling their output in the Argentine MEM spot market, through private contracts to purchasers in the Argentine MEM contract market or to CAMMESA, through special transactions.

On March 26, 2013, the Argentine Secretary of Energy published Resolution 95/2013 that set out a regulated remuneration scheme for power generation activity beginning retroactively from February 2013. The main features of the Resolution are as follows:

—	It applies to generators, co-generators and self-generators, except for power plants entered into operation after 2005, nuclear generation and cross-border hydro generation.

—	CAMMESA, the market operator, became the single buyer/seller for the fuel needed for plant operations. This implies that market agents will not be allowed to trade commodities.

—	Free bilateral trading is suspended: large customers will have to buy electricity directly from CAMMESA (no change of supply for residential customers, they will still be served by distribution companies).

—	Generators began to receive a regulated remuneration, which should cover fixed and variable costs plus additional remuneration.

The transmission sector is regarded as a public service, operating under monopoly conditions and is comprised of several companies to whom the Argentine government grants concessions. One concessionaire operates and maintains the highest voltage facilities and eight concessionaires operate and maintain high and medium voltage facilities, to which generation plants, distribution systems and large customers are connected. The international interconnected transmission systems also require concessions granted by the Argentine Secretary of Energy. Transmission companies are authorized to charge different tolls for their services.

Distribution is regarded as a public service, operating under monopoly conditions, and is comprised of companies that have been granted concessions by the Argentine government. Distribution companies have the obligation to make electricity available to end customers within a specific concession area, regardless of whether the customer has a contract with the distributor or directly with a generator. Accordingly, these companies have regulated tariffs and are subject to quality service specifications. Distribution companies may obtain electricity on the Argentine MEM’s spot market, at a price called “seasonal price”, which is defined by the Argentine Secretary of Energy as the cap for the costs of electricity bought by distributors that can be passed through to regulated customers.

There are two electricity distribution areas subject to federal concessions. The concessionaires are Edesur (one of our subsidiaries) and Edenor (an unrelated company), both of which are located in the greater Buenos Aires area. The local distribution areas are subject to concessions granted by the provincial or municipal authorities. However, all distribution companies acting on the Argentine MEM must operate under its rules.

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

There is one interconnected system, the Argentine NIS, and smaller systems that provide electricity to specific areas. According to the Argentine National Institute of Statistics and Census (“INDEC” in its Spanish acronym), 99.2% of the energy required by the country is supplied by the Argentine NIS and only 0.8% is supplied by isolated systems.

Principal Regulatory Authorities

The Argentine Ministry of Federal Planning, Public Investment and Services, through the Argentine Secretary of Energy, is primarily responsible for studying and analyzing the behavior of energy markets, preparing the strategic planning with respect to electricity, hydrocarbons and other fuels, promoting policies to increase competition and improve efficiency in the assignment of resources, leading actions for applying the sector policy, orienting new operators to the general interest, respecting the rational exploitation of the resources and the preservation of the environment.

The ENRE carries out the measures necessary for meeting national policy objectives with respect to the generation, transmission and distribution of electricity. Its principal objectives are to: protect the rights of customers; promote competitiveness in production; encourage investments that assure long-term supply; promote free access, non-discrimination and the generalized use of the transmission and distribution services; regulate transmission and distribution services to ensure fair and reasonable tariffs, and encourage private investment in production, transmission, and distribution, ensuring the competitiveness of the markets where possible. ENRE directly controls the management of Edenor and Edesur as distribution companies operating under a national concession. In the case of Edesur, on July 12, 2012, ENRE appointed an overseer, originally for 45 business days, a term that was extended for successive periods of the same duration, in order to monitor and actively control management of Edesur. ENRE resolution 243/2013 increased the term from 45 to 90 business days and it may be extended further.

The principal functions of the CAMMESA are the coordination of dispatch operations, the establishment of wholesale prices and the administration of economic transactions made through the Argentine NIS. It is also responsible for executing the economic dispatch through economic considerations and rationality in the administration of energy resources, coordinating the centralized operation of the Argentine NIS to guarantee its security and quality, and managing the Argentine MEM, in order to ensure transparency through the participation of all the players involved and with respect to the respective regulations.

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

The Federal Environmental Council is an institutional branch of the federal government empowered to address environmental problems and solutions in Argentina. It has legal authority to coordinate the development of environmental policy among member states. The member states adopt regulations or rules that are issued by the Argentine Assembly, which are issued as resolutions.

The Ministry of Environment and Sustainable Development, a member of the Federal Environment Council, assists the Chief of Cabinet of Ministers in the implementation of environmental measures and articulates its insertion in the ministries and other areas of the national public administration. It seeks to foster rational exploitation and sovereignty over Argentina’s natural resources with consideration to fairness and social inclusion. The Secretary is involved in environmental planning and preservation, planning and implementation of national environmental management in the implementation of sustainable development, rational use of non-renewable resources and the diagnosis of environmental issues in coordination with different areas of the Argentine government.

The Electricity Law

General

The Argentine electricity industry was originally developed by private companies. As a result of service problems, the Argentine government began to intervene in the sector in the 1950s and initiated a nationalization process. Law 15,336/60 was passed to organize the sector and establish the federal legal framework for the start of major transmission and generation projects. Many state companies were created within this framework in order to carry out various hydroelectric and nuclear projects.

As a result of the electricity shortage in 1989, the following laws were passed starting in 1990: Law 23,696 (“State Reform”), Law 23,697 (“Economic Emergency”) and Law 24,065 (“Electricity Framework”). The objective of the new legislation was essentially to replace the vertically-integrated system based on a centrally-planned state monopoly with a competitive system based on the market and indicative planning.

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

The Public Emergency Law also empowered the Argentine government to implement additional monetary, financial and foreign exchange measures to overcome the economic crisis in the medium term. These measures have been periodically extended. Law 26,729, which was enacted in December 2011, extended the measures until December 31, 2013 and Law 26,896, enacted in October 2013, further extended the measures until December 31, 2015.

The Argentine Secretary of Energy introduced several regulatory measures aimed at correcting the effects of the devaluation into the Argentine MEM’s costs and prices and to reduce the price paid by the end customers.

Resolution SE 240/2003 changed the method for calculating spot prices by decoupling such prices from the marginal cost of operation. Prior to this resolution, spot prices in the Argentine MEM were typically fixed by units operating with natural gas during the warm season (from September through April) and units operating with liquid fuel/diesel in the winter (May through August). Due to restrictions on natural gas supply, winter prices were higher and affected by the price of imported fuels priced in U.S. dollars. Resolution SE 240/2003 sought to avoid price indexation pegged to the U.S. dollar and, although generation dispatch is still based on actual fuels used, the calculation of the spot price under the resolution is defined as if all dispatched generation units did not have the existing restrictions on natural gas supply. In addition, water value is not considered if its opportunity cost is higher than the cost of generating with natural gas. The resolution also set a cap on the spot price at Ar$ 120 per MWh, which was valid until the adoption of Resolution 95/2013 (March 2013). The real variable costs of thermal units burning liquid fuels were paid by CAMMESA through the Transitory Additional Dispatch Cost (Sobrecosto transitorio de despacho ) plus a margin of Ar$ 2.5 per MWh, according to the Resolutions SE 6,866/2009 and 6,169/2010, that came into effect in May 2010.

The Argentine government has avoided the increase in electricity tariffs to end customers and seasonal prices have been maintained substantially fixed in Argentine pesos. In contrast, gas producers have received price revisions by the authority and thereby were able to recover part of the value that they lost as a result of the 2002 devaluation.

Under this system, CAMMESA sells energy to distributors who pay seasonal prices and buys energy from generators at spot prices that recognize rising gas prices at a contractual price defined by the instructions of the Argentine Secretary of Energy. To overcome this imbalance, the Argentine Secretary of Energy — through Resolution SE 406/2003 — only allows payments to generators for amounts collected from the purchasers in the spot market. This resolution set a priority of payment for different services, such as capacity payment, fuel cost and energy sales margin, among others. As a result, CAMMESA accumulates debt with generators while the system gives a distorted price incentive to the market that encourages electricity consumption but discourages investments to satisfy the growth in electricity demand, including investments in transmission capacity. Additionally, electricity generators experience a reduction of estimated income from contract prices because of the reduction of the spot price.

The Argentine government had intentions to gradually reverse its decision to freeze distribution tariffs. During 2011, various resolutions authorizing the elimination of electricity and natural gas subsidies were issued. However, the subsidy elimination has been applied to only 5% of customers, and has not expanded to other customers. For further details, see “— Sales to Distribution Companies and Certain Regulated Customers” below.

In order to enhance the energy supply, the Argentine Secretary of Energy created different schemes to sell “more reliable energy.” Resolution 1,281/2006 created the Energy Plus Service Program, which was designed to increase generation capacity in order to meet growth in electricity demand over the “Base Demand,” which was the demand for electricity in 2005.

Resolutions SE 220/2007 and 724/2008 gave thermal generators the opportunity to reduce some of the adverse effects of Resolution SE 406/2003 by entering into MEM Supply Commitment Contracts (“CCAM” in its Spanish acronym). Under these resolutions, a thermal generator can perform maintenance or repowering investments to improve the availability of its units and add additional capacity to the system. After authorization, the thermal generator can then sign a CCAM at prices that would permit the recovery of such capital expenditures. Additionally, energy sales through a CCAM receive payment priority compared with spot energy sales under Resolution 406/2003. Generators with a CCAM can supply energy to CAMMESA for up to 36 months, renewable only for an additional period of six months.

During 2009, Resolution SE 762/2009 created the National Hydroelectric Program to promote the construction of new hydro plants. The program enables authorized generators to enter into energy supply contracts with CAMMESA for up to 15 years at prices that would allow for the recoupment of their investment.

The Argentine government has adopted several other measures to encourage new investments, including the following: auctions to expand the capacity of natural gas transportation and electricity transmission; the implementation of certain projects for the construction of power plants; the creation of fiduciary funds to finance these expansions; and the awarding of contracts with renewable energy, called the “GENREN program.” For more details, refer to “— Environmental Regulation” below. In addition, Law 26,095/2006 created specific charges that must be paid by end customers, which are used to finance new electricity and gas infrastructure projects. The Argentine government has also enacted regulations to encourage the rational and efficient use of electricity.

Since the implementation of the Electricity Framework, the generation sector has sold the electricity it generates on the wholesale spot market and the private contract market. However, a series of resolutions have been published in recent years that have permitted the Argentine government and generators to sign contracts for the incorporation of new generation and/or maintenance of existing plants to guarantee the availability of the units, all in accordance with Resolutions 146/2002, 220/2007, 724/2008 and 200/2009.

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

With this new regulatory model, the Argentine government will have more information and control over (i) the profitability of companies, (ii) the quality of service, and (iii) the supply of fuels through CAMMESA, which will be the sole supplier of fuels (through imports and a contract with YPF S.A., an Argentine company engaged in the exploration, distribution and sale of petroleum and its derivatives). Therefore, while generation companies will not pay for fuel, reducing their operating costs, they will not be compensated for this expense in their prices, also reducing part of their revenues and changing the method employed to record revenues and operating costs.

The Argentine Secretary of Energy published Resolution 95/2013 and Resolution 529/2014 in 2013 and 2014, respectively, which established a new remuneration scheme based on average costs for generation companies, in contrast with the previous marginal price payment system. The new remuneration scheme establishes payments for fixed and variable costs depending on the type of technology (hydro or thermal plants), the size of plants (small, medium or large units), and the type of fuel used (natural gas, fuel oil/gas oil, biofuels or coal). The generation companies received the payments defined by Resolution 95/2013 from February 2013 until January 2014. Since February 2014, generation payments have been made according to Resolution 529/2014, with increases intended to compensate for inflationary and non- recurring maintenance costs.

The impact of Resolution 529/2014 has been positive for the 2014 operating income of generators, due to higher payments received than those under Resolution 95/2013, leading to a greater stability and better earnings and cash flow quality in the electricity industry in Argentina. However, the future effect of this regulation will depend on the remuneration values constantly being updated by the Argentine Secretary of Energy according to market conditions.

The increases in the payments received due to Resolution 529/2014, as compared to Resolution 95/2013 are summarized as follows:

—	Combined cycles with a capacity greater than 150 MW (Costanera and Dock Sud) will receive a 64% increase.

—	Turbo vapor units with a capacity greater than 100 MW (Costanera) will receive a 67% increase.

—	Hydro plants with a capacity greater than 300 MW (El Chocón) will receive a 7% increase.

—	Turbo gas units with a capacity less than 50 MW (Dock Sud) will receive a 72% increase.

—	Hydro plants with a capacity between 120 and 300 MW (the Arroyito unit of El Chocón) will receive an 11% increase.

Part of the additional remuneration set in Resolution 95/2013 will go into a trust for the execution of works in the electricity sector (“Acreencias Res 95”). The Resolution states that the remuneration bound to the trust is not subject to any deduction or discount, and that the Secretary of Energy will define the mechanism under which the receivables collected by CAMMESA due to Resolution SE 406/2003 will be utilized.

Generators, including our subsidiaries, will now have the option to invest in new capacity, which could be financed with accruals of the Trust. Costanera and El Chocón signed an agreement to install four new 9 MW generators at Costanera. The investment of approximately US$ 43.5 million will be financed with the accruals of El Chocón’s “Additional Remuneration Bound Trust” and, if needed, with a loan from Costanera’s trust.

On September 5, 2014, the Argentine government signed the Agreement for Increasing Thermal Generation Availability. The agreement’s main objective is to establish the framework, conditions and commitments assumed by the signatories to: (i) make the income of new generation profitable before June 1, 2015 and (ii) determine a mechanism for the cancellation of receivables.

FONINVEMEM

Resolution SE 712/2004 created FONINVEMEM, a fund whose purpose is to increase electricity capacity/generation within the Argentine MEM. Pursuant to Resolution SE 406/2003, the Argentine Secretary of Energy decided to pay generators for the spot prices up to the amount available in a stabilization fund, after collecting the funds from the purchasers in the spot market at seasonal prices, which were lower than spot prices for the same period. FONINVEMEM would receive the differences between spot prices and payments to sellers, according to Resolution SE 406/ 2003 from January 1, 2004 to December 31, 2006. CAMMESA was appointed to manage FONINVEMEM.

Pursuant to Resolution SE 1,193/2005, all private generators in the Argentine MEM were called upon to participate in the construction, operation and maintenance of the electricity generation plants to be built with the funds from FONINVEMEM, consisting of two combined-cycle generation plants of approximately 825 MW each.

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

The Energy Plus Program

In September 2006, the Argentine Secretary of Energy issued Resolution SE 1,281/2006 in an effort to respond to the continued increase in energy demand following Argentina’s economic recovery after the crisis. With this resolution, the Argentine government started the Energy Plus Program. which principal objectives are to (i) create incentives to construct electricity generation plants and (ii) ensure that energy available in the market is used primarily to service residential customers and industrial and commercial customers with an energy demand is at or below 300 kW as well as those who do not have access to other viable energy alternatives.

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

Agreement to Manage and Operate Projects

On November 25, 2010, the Argentine Secretary of Energy signed an agreement with several generation companies, including our subsidiaries, in order to: (i) increase thermoelectric unit availability, (ii) increase energy and capacity prices and (iii) develop new generation units through the contribution of outstanding debts of CAMMESA owed to the generation companies.

This agreement seeks to accomplish the following: (i) continue the reform of the Argentine MEM; (ii) enable the incorporation of new generation to meet the increased demand for energy in the Argentine MEM (pursuant to this agreement, our subsidiaries, together with the SADESA Group and Duke, formed a company to develop the combined-cycle project with a capacity of approximately 800 MW at the Vuelta de Obligado thermal plant (“VOSA”); (iii) determine a mechanism to pay the generators’ sales settlements with maturity dates to be determined (“LVFVD”), which represent generators’ claims for the period from January 1, 2008 to December 31, 2011. These contributions shall be returned with the interests and converted into U.S. dollars at the date of VOSA’s completion, considering the exchange rate existing as of the date on which the agreement was signed; and (iv) determine the method for recognizing the total remuneration due to generators.

On October 24, 2012, the contract for the turnkey supply and construction of the Vuelta de Obligado plant was entered into among General Electric Internacional Inc. and General Electric Internacional Inc., Argentina branch, and the Argentine Secretary of Energy.

The project also includes the expansion of the Río Coronda 500 kV transformer station which connects to the Argentine NIS, the construction of four new fuel tanks, the construction of a gas pipeline to supply natural gas from the national network, and maintenance of the plant during the single and combined-cycle operation periods for a period of ten years.

On December 3, 2014, the Vuelta de Obligado thermal plant started to operate its open cycle, with a capacity of 540 MW. Total installed capacity is expected to reach approximately 800MW in 2015.

Limits and Restrictions

To preserve competition in the electricity market, participants in the electricity sector are subject to vertical and horizontal restrictions, depending on the market segment in which they operate.

Vertical Integration Restrictions

The vertical integration restrictions apply to companies that intend to participate simultaneously in different sub-sectors of the electricity market. These vertical integration restrictions were imposed by Law 24,065 (“Electricity Framework”), and apply differently to each sub-sector as described below:

Generators

—	Neither a generation company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling entity of a transmission company; and

—	Since a distribution company cannot own generation units, a holder of generation units cannot own distribution concessions. However, the shareholders of the electricity generator may own an entity that holds distribution units, either by themselves or through any other entity created with the purpose of owning or controlling distribution units.

Transmitters

—	Neither a transmission company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a generation company;

—	Neither a transmission company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a distribution company; and

—	Transmission companies cannot buy or sell electric energy.

Distributors

—	Neither a distribution company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a transmission company; and

—	A distribution company cannot own generation units. However, the shareholders of an electricity distributor may own generation units either by themselves or through any other entity created with the purpose of owning or controlling generation units.

Horizontal Integration Restrictions

In addition to the vertical integration restrictions described above, distribution and transmission companies are subject to the following horizontal integration restrictions:

Transmitters

—	Two or more transmission companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE. Such approval is also necessary when a transmission company intends to acquire shares of another transmission company. Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines between 132 kW and 140 kW, the service is rendered by the concessionaire on an exclusive basis in certain areas indicated in the concession agreement. Pursuant to the concession agreements that govern the services rendered by the private companies operating the high-tension transmission services of at least 220 kW, such companies must render the service on an exclusive basis and are entitled to render the service throughout the entire country, without territorial limitations.

Distributors

—	Two or more distribution companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE. Such approval is necessary when a distribution company intends to acquire shares of another transmission or distribution company; and

—	Pursuant to the concession agreements that govern the services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis in certain areas indicated in the concession agreement.

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

The introduction of Resolution 95/2013 suppressed the market for energy transactions among generators, large customers and traders. This resolution defines a regulated remuneration scheme for each type of technology used in power generation (see— Argentina — Industry Overview” and “— Regulatory Developments: the Industry After the Public Emergency Law”).

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

Sales to Distribution Companies and Regulated Customers

In order to stabilize the prices for distribution, the market uses the seasonal price as the energy price to be paid by distributors for their purchases of electricity traded in the spot market. This is a fixed price determined every six months by the Argentine Secretary of Energy based on CAMMESA’s recommended seasonal price level for the next period according to its estimated spot price. CAMMESA estimates this price by evaluating its expected supply, demand and available capacity, as well as other factors. The seasonal price is maintained for at least 90 days. Since 2002, the Argentine Secretary of Energy has been approving seasonal prices lower than those recommended by CAMMESA.

At the end of 2011, the Argentine government issued various resolutions in order to begin a process to reduce subsidies to gas, electricity and water tariffs. These resolutions provide for, among other things, the (i) approval of the seasonal programming of regulated tariffs for the period from November 2011 to April 2012, (ii) establishment of a new non-subsidized seasonal price, which increased from Ar$ 243 per MWh to Ar$ 320 per MWh, (iii) listing of economic activities that are subject to the reduction in subsidies, (iv) creation of a register recording the exceptions to the reduction in subsidies, (v) establishment of the effective date for the new tariffs as of January 1, 2012, and (vi) provisions for voluntarily renouncing gas, electricity and water subsidies through an online system.

Specific Regulatory Charges for Electricity Companies

The authority to impose regulatory charges in Argentina is administratively divided among the federal, provincial and the municipal governments. Therefore, the tax charge varies according to where the customer lives.

Incentives and Penalties

The Energy Plus Service Program, part of the Energy Plus Program, is provided by generators that have (i) installed new generation capacity or (ii) connected previously unconnected existing generation capacity to the Argentine NIS. All “Large Customers” that had a higher demand than their Base Demand as of November 1, 2006, were required to enter into a contract with the Energy Plus Service Program to cover their excess demand. Large Customers that did not enter into such contracts are required to pay additional amounts for any consumption that exceeds the Base Demand. The prices under the contracts with Energy Plus Service Program must be approved by the relevant authorities. Unregulated customers that were unable to secure an Energy Plus Service contract are able to request CAMMESA to conduct an auction in order to satisfy their demand.

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

Energy Purchases

The Argentine Secretary of Energy, through Resolution SE 1,301/2011, reduced the state subsidy of the Argentine MEM for the period from November 2011 to April 2012. This modification has been applied gradually to different segments of residential customers in order to avoid abrupt changes in billing. This process remained practically frozen from March 2012 and is only being applied to approximately 8% of the physical energy sales.

Through Resolution SE 2,016/2012, the Argentine Secretary of Energy approved seasonal prices for the period from November 2012 to April 2013. The resolution sets a sole monomic price (combining both energy and capacity prices) to value all purchases on the Argentine MEM by every distributor in the country and established the regulatory combining bodies and/or authorized entities that are responsible for instructing the distributors in their jurisdiction so that the distributors may correctly apply the seasonal reference prices to their respective price tables.

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

Resolution 45/2010 of the Argentine Secretary of Energy determined bonus payments to residential customers under the Energy Efficiency Program (“PUREE” in its Spanish acronym), particularly to those with a demand that is less than 1,000 kWh during a two month period. PUREE was created in 2004 and established bonuses and penalties to customers depending on the level of energy savings. The net difference between the bonuses and penalties was originally deposited to the stabilization fund but this was subsequently modified at the request of Edesur and Edenor. The Argentine Secretary of Energy authorized Edesur and Edenor to use all of such amounts to compensate for the cost variations that were not passed on to the tariffs paid by regulated customers.

Edesur’s and Edenor’s distribution tariffs have been frozen since July 2008. Combined with a constant increase in costs due to inflation, this has left Edesur in a very delicate financial position. As a result, Edesur made a request in July 2012 for a special payment plan for energy purchases to CAMMESA.

In 2012, the Argentine Secretary of Energy issued Note No.3,787/2012 in order to facilitate financing for necessary investments to the distribution system. The resolution authorized CAMMESA to provide financing for high voltage projects in 2012 investment plan pursuant to the mechanism in Resolution 146/2002.

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

On May 7, 2013, the Argentine Secretary of Energy approved Resolution 250/2013 which defined the residual value of the MMC funds that are owed to Edesur and Edenor, allowing the compensation of costs and other debts that Edesur and Edenor accrued with the funds collected under the PUREE program. The resulting balance is allocated to the FOCEDE. The Argentine Secretary of Energy has retained the power to extend, either partially or entirely, the provisions of the Resolution 250/2013 on the basis of the information received from ENRE and from CAMMESA. This compensation mechanism is not recurrent but it was utilized several times in 2013 and 2014 by the following Argentine Secretary of Energy Notes: i) on November 6, 2013, Note No.6852 authorized compensation for the period of March 2013 through September 2013; ii) on June 6, 2014 Note No.2361/14 authorized compensation for the period of October 2013 through March 2014; iii) On October 9, 2014 Note N° 0486, authorized application of Resolution 250/2013 for the period of April 2014 through August 2014, and iv) on December 18, 2014 Note No.1136 authorized compensation for the period of September 2014 through December 2014.

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

Regulation in Transmission

The transmission sector is regulated based on the principles established in the Electricity Framework and the terms of the concession granted to Transener S.A. (the main operator of transmission lines in Argentina and a company not related to us) under Decree 2,743/92. Due to technological reasons, the transmission sector is heavily affected by economies of scale that limit competition. As a result, the transmission sector operates under monopoly conditions and is subject to considerable regulation.

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

Electricity Exports and Imports

In order to give priority to the internal market supply, the Argentine Secretary of Energy adopted additional measures that restricted electricity and gas exports. Resolution SE 949/2004 established measures that allowed agents to export and import electricity under very restricted conditions. These measures prevented generators from satisfying their export commitments.

The Argentine Secretary of Energy published Disposition 27/2004, together with related resolutions and decrees, which created a plan to ration natural gas exports and the use of transport capacity. These measures restricted gas delivery to Chile and Brazil. These restrictions are expected to continue as Resolution Enargas 1,410, which was issued in October 2010, reinforced such restrictions on gas distribution to certain customers. Specifically, the resolution mandated that the distribution of gas be made in the following order, from highest to lowest priority: (i) residential and commercial customers, (ii) the compressed natural gas market, (iii) large customers, (iv) thermal generator units, and (v) exports.

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

Law 26,190, enacted in 2007, defined the use of nonconventional renewable energy as a national interest and set the target at 8% market share for generation from renewable sources within a term of ten years. During 2009, the government took actions to reach this objective by publishing Resolution 712/2009 and launching an international auction to promote the installation of up to 1,000 MW of renewable energy capacity. This resolution created a mechanism to sell renewable energy through fifteen-year contracts with CAMMESA under special price conditions through ENARSA, a state owned company engaged in upstream and downstream activities associated with hydrocarbons and electricity. In June 2010, the “GENREN program” awarded a total of 895 MW, distributed in the following manner: 754 MW of wind power, 110 MW of bio-fuels, 11 MW of mini-hydro, and 20 MW of solar units. The prices awarded vary from US$ 150 per MWh (for mini-hydro units) to US$ 598 per MWh (for solar units). In 2011, the Argentine Secretary of Energy issued Resolution 108/11 which allowed CAMMESA to sign contracts directly with generators of renewable energy on conditions similar to Resolution 712/2009.

Brazil

Industry Overview

Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, the “Brazilian NIS”, which comprises most of the regions of Brazil, and several other small isolated systems.

The following chart shows the relationships among the various participants in the Brazilian NIS:

Generation, transmission, distribution and trading are legally separated activities in Brazil.

The generation sector is organized on a competitive basis, with independent generators selling their output through private contracts with distributors, traders or unregulated customers. Differences are sold on the short-term market or spot market at the Settlement Price for the Differences (“PLD” in its Portuguese acronym). There is also a special mechanism between generators that seeks to re-allocate hydrological risk by offsetting differences between generators’ assured energy and that which is actually produced, called the Electricity Reallocation Mechanism (“MRE” in its Portuguese acronym).

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

Distribution is a public service that operates under monopoly conditions and is comprised of companies who have been granted concessions. Distributors in the Brazilian NIS are not permitted to: (i) develop activities related to the generation or transmission of electricity; (ii) sell electricity to unregulated customers, except for those in their concession area and under the same conditions and tariffs with respect to captive customers in the Regulated Market; (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership; or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Similarly, generators are not allowed to hold equity interests in excess of 10.0% in distributors.

The selling of electricity is governed by Law 10,848/2004 and Decrees 5,163/2004 and 5,177/2004 of the Electricity Trading Chamber or Clearing House (“CCEE” in its Portuguese acronym), and ANEEL Resolution 109/2004, which introduced the Electricity Trading Convention. This convention defines the terms, rules and procedures of the trading in the CCEE. Two possible situations were introduced by these regulations for the execution of energy sales agreements: (i) the regulated contracting environment, in which energy generation and distribution agents participate, and (ii) the free market contracting environment, in which energy generation, trading, importing and exporting agents, and unregulated customers, participate.

Commercial relations between the agents participating in the CCEE are governed mainly by energy sales agreements. All the agreements between the agents in the Brazilian NIS should be registered with the CCEE. The register includes the amounts of energy and the terms. The energy prices agreed are not registered with the CCEE, but instead are specified by the parties involved in the agreements.

The CCEE records the differences between energy produced or consumed and the contracted amount. The positive or negative differences are settled in the short-term market and priced at the PLD and are determined weekly for each level of load and for each sub-market, based on the system’s marginal operating cost, within a minimum and maximum price range.

The unregulated market includes the sale of electricity between generation concessionaires, independent producers, self-producers, sellers of electricity, importers of electricity, unregulated, and special customers. It also includes contracts in place between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of the new regulatory framework. According to the specifications set forth in Law 9,427/96, unregulated customers in Brazil are those who currently: (i) represent a demand of at least 3,000 kW, generated using any method and purchase the energy supply directly with generators or traders, but not directly from distributors or (ii) represent a demand in the range of 500 to 3,000 kW with NCRE and purchase their energy supply directly with alternative generators or traders, with the option to purchase energy from distributors as well.

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

The Brazilian National Energy Policy Council (“CNPE” in its Portuguese acronym) is in charge of developing the national electricity policy. Its principal responsibilities include advising the President in the formulation of energy policies and guidelines, promoting the stable and secure supply of the country’s energy resources, ensuring the energy supply to the most remote parts of the country, establishing directives for specific programs (such as the use of natural gas, alcohol, biomass, coal and thermonuclear energy) and establishing directives for the import and export of energy.

The Energy Research Company (“EPE” in its Portuguese acronym) is an entity under the Brazilian MME. Its purpose is to conduct research and studies to support energy sector planning.

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

The Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA” in its Portuguese acronym) is an executive body of the National Environmental Policy, which acts as a federal independent organization. It is part of the Ministry of Environment, with responsibility for the implementation of the National Environmental Policy and the preservation and conservation of natural heritage, exercising control and supervision over the use of natural resources (water, flora, wildlife, soil, etc.).

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

In 1993, the Brazilian electric sector was reformed through Law 8,631/1993, which abolished the equalization of electricity tariffs system.

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

Law 9,648/1998 created the wholesale energy market, composed by the generation and distribution companies. Under this new law, the purchase and sale of electricity are freely negotiated.

The spot price is used to value the purchase and sale of electric power in the short term market. According to the law, the CCEE is responsible for setting electricity prices in the spot market. These prices are calculated on a marginal cost basis, modeling future operation conditions and setting a merit order curve with variable costs for thermal units and opportunity cost for hydroelectric plants, resulting in one price for each subsystem set for the week subsequent to the determination.

Pursuant to Law 10,433/2002, the wholesale energy market structure came to be closely regulated and monitored by ANEEL. ANEEL is also responsible for setting wholesale energy market governance rules including measures to stimulate permanent external investment.

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

In terms of tariff reasonability, the model contemplates the purchase of electricity by distributors in a regulated environment through tenders carried out at the lowest tariff. As a result, the cost of acquiring electricity to be passed on to captive customers can be reduced. The new model includes electricity benefits for customers who are not yet included in this program, guaranteeing a subsidy for low income customers.

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

On January 23, 2013, the Brazilian Congress approved Law 12,783, which renewed electricity concessions according to Provisional Resolution 579. This law requires companies to reduce the average electricity tariff by 20.2% from February 2013, and to extend generation, transmission and distribution concessions for a maximum of 30 years, for both hydroelectric and thermal plants, which expire between 2015 and 2017.

The Values Compensation Account (“CVA” in its Portuguese acronym) helps to maintain stability in the market and allows the creation of deferrable costs, which is compensated through tariff adjustments based on the rates needed to offset the deficits of prior year. In the case of Ampla and Coelce, during 2015 the tariff adjustments were on March and April respectively.

In December of 2014, distributors in Brazil, including Ampla and Coelce, signed an amendment to the concession contract that allowed deferrable costs (CVA and others) to be part of the assets to be compensated at the end of the concession, if they were not compensated before through tariffs. Currently, IFRS allows the recognition of deferrable revenues, if the amounts are guaranteed to be recoverable.

Dispatch and Pricing (Settlement Price for the Differences (“PLD”))

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

The model used to compute the PLD seeks to achieve an optimal result for any given period and to define both the hydroelectric and thermal power generation for each submarket considering the hydrological conditions, the demand for electric power, the prices of fuel, the cost of the deficit, the entry of new projects into operation and the availability of equipment used for generation and transmission. As result of this process, the Marginal Operational Costs can be obtained for each load level and submarket.

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

On November 25, 2014, ANEEL approved new limits for the PLD starting in 2015. The maximum limit decreased from R$ 823 per MWh to R$ 388 per MWh and the minimum increased from R$ 16 per MWh to R$ 30 per MWh. The decision was the result of extensive debate, which began with Public Consultation No. 09/2014 and later in Public Hearing No. 54/2014. The main purpose of the new limits was to reduce the financial impact of the distributor’s exposure risks to the spot market for future contracted energy, principally as a reaction to the high spot prices in 2014. Also, the new maximum price mitigates risks faced by generators, such as unrecoverable economic and financial exposure when production is under contracted values. However, the possibility of selling surplus energy decreases with higher prices. Currently, generators can plan their surplus energy in order to boost their income by producing more power in the months where higher prices are expected.

Electricity Reallocation Mechanism

The Electricity Reallocation Mechanism (“MRE” in its Portuguese acronym) provides financial protection against hydrological risks for hydro-generators in order to mitigate the shared hydrological risks that affect generators and assure the optimal use of the hydroelectric resources of the interconnected power system.

The mechanism guarantees that notwithstanding the centralized dispatch, all generators that participate in the MRE will have a participation in the overall hydro generation dispatched in proportion to their assured energy. The final value of the energy allocated to a generator can be greater or less than its assured energy depending on whether the overall hydro generation is greater or less than the overall hydro assured energy, respectively. This mechanism permits each generator, before buying energy in the spot market to fulfill its contracts, to purchase cheaper energy at a price that covers the incremental costs of operation and maintenance of hydroelectric plants and the payment of financial use of water compensation. The tariff used for trading energy in the MRE, the Optimum Energy Tariff, was set as R$ 10.54 per MWh for 2014.

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

Sales by Generation Companies to Unregulated Customers

In the unregulated contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers. As for the regulated environment, where distribution companies operate, the purchase of energy must be conducted pursuant to a bidding process coordinated by ANEEL. In 2012, the Brazilian MME’s Decree 455 mandated the creation of a price index and a requirement to register energy contracts ex-ante. The new price index was published in June 2014 and was tested internally over a six month period before being officially published in the market in December 2014.

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

Various energy tenders were held during 2011, including an A-3 tender and a reserve tender completed in August and an A-5 tender in December. The tender for reserve energy in August 2011 resulted in 1,218.1 MW. These were from wind farm, thermal and biomass projects, involving a total of 41 generating plants. The average price was R$ 99.61 per MWh. For the new A-5 tender process carried out in December 2011, 42 projects were assigned with a capacity of 1,211.5 MW at an average price of R$ 102.18 per MWh.

For 2012, two tenders were planned. An A-3 tender for December 12, 2012, was cancelled due to the low demand of distributors. An A-5 tender for new energy was held on December 14, 2012. Of the 574.3 MW of total installed capacity available for tender, 303.5 MW was allocated. The weighted average price was fixed in R$ 91.25 per MWh. Of the total energy allocated, 294.2 MW was allocated to two hydroelectric plants (at an average price of R$ 93.46 per MWh) and 281.9 MW was allocated to ten wind farms (at an average price of R$ 87.94 per MWh).

In 2013, six tenders took place: (i) an energy adjustments tender, in which no energy was allocated and the maximum price was fixed at R$ 163 per MWh; (ii) an A-0 tender in which no energy was allocated and the maximum price was fixed at R$ 177.22 per MWh; (iii) an A-1 tender in which only 39% of the distributors requirements was allocated at average price of R$ 177.22 per MWh; (iv) an A-3 tender with 332.5 MWh allocated to 39 wind power plants at average price of R$ 124.43 per MWh; (v) an A-5.1 tender in which 690.8 MWh was allocated (46% hydroelectric plants and 54% of biomass thermal plants) at an average price of R$ 124.97 per MWh; and (vi) an A-5.2 tender in which 1,599.5 MWh (33% of hydroelectric plants, 5% of biomass thermal plants and 62% of wind power plants) was allocated at an average price of R$ 109.93 per MWh.

In 2014, an A-0 tender was held on April 30, which resulted in 2,046 MW at an average price of R$ 268 per MWh. An A-3 tender was held on June 6, 2014, and of the 2,744.6 MW energy bid, 418 MW was assigned to the Santo Antonio hydroelectric plant at an average price of R$ 121per MWh and 551 MW was allocated to 21 wind farms at an average price of R$ 130 per MWh.

Sales of Capacity to Other Generation Companies

Generators can sell their energy to other generators through direct negotiation at freely-agreed prices and conditions.

Incentives and Penalties

Another change imposed on the electricity sector is the separation of the bidding process for “formerly existing power” and “new power” projects. The Brazilian government believes that a “new power project” needs more favorable contractual conditions such as long term power purchase agreements (15 years for thermal and 30 years for hydro) and certain price levels for each technology in order to promote investment for the required expansion. On the other hand, “formerly existing power plants,” which include depreciated power plants, can sell their energy at lower prices under contracts with shorter terms.

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

Selling agents are responsible for paying the buying agent if they are unable to comply with their delivery obligations. ANEEL regulations set forth the fines applicable to electricity agents based on the nature and the materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture). For each violation, fines may be imposed for up to 2% of the concessionaire’s revenues arising from the sale of electricity and services provided (net of taxes) in the 12-month period immediately preceding any assessment notice. ANEEL may also impose restrictions on the terms and conditions of agreements between related parties and, under extreme circumstances, terminate such agreements.
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

There are three types of regulated bids: new energy bids, formerly existing energy bids, and adjustment bids. The government also has the right to call special bids for renewable electricity (biomass, mini-hydro, solar and wind power). ANEEL and CCEE hold the bids annually. The contracting system is multilateral, with generating companies entering into contracts with all distributors who call for bids.

Distribution Tariffs to End Customers

Distribution tariff rates to end customers are subject to review by ANEEL, which has the authority to adjust and review these tariffs in response to changes in energy purchase costs and market conditions.

Distribution Tariff-Setting Process

When adjusting distribution tariffs, ANEEL divides the Annual Reference Value, the costs of distribution companies, into: (i) costs that are beyond the control of the distributor, such as energy purchases and taxes (“Parcel A costs”), and (ii) costs that are under the control of distributors (“Parcel B costs”), the Value-Added Distribution. Each distribution company’s concession agreement provides for an annual adjustment.

The Concessions Law establishes three kinds of reviews for end customer tariffs: annual tariff resetting, and both ordinary and extraordinary tariff reviews.

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

Under the previous methodology, the asset base for calculating an allowed return for the investor is the market replacement value depreciated during its accounting useful life, and the rate of return allowed for those assets is based on the WACC, for a “model company”. The operating and maintenance costs reflected in the tariff are calculated based on the model company, which considers the special characteristics of each distribution concession area.

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

The law guarantees an economic and financial equilibrium for a company in the event that there is a substantial change in its operating costs. In the event that the Parcel A cost components increase significantly within the period between two annual tariff adjustments, the concessionaire may request that ANEEL pass those costs through to the end customers.

In June 2014, ANEEL published proposals to change the methodology for the fourth tariff cycle which included modifications to the WACC (proposed reduction from 11.36% to 10.85% real rate pre-tax), the regulatory asset base, X factor (a unique value for each distributor which reflects its recent efficiency gains, the management of its operating costs, and its service quality) and operating costs.

The public hearing took place on August 28, 2014 and written remarks were presented by the agents on September 1, 2014. After evaluating the contributions from distributors at Public Hearing 023/2014, ANEEL decided to review the proposed 12.26% WACC. As a result, the WACC increased from 11.36% to 12.26% (real rate pre-tax). The new rate was published in the Normative Resolution No. 648/2015 on March 2, 2015, effective retroactively to February 5, 2015.

Coelce is the first of our distribution companies to use the new methodology of the fourth tariff cycle, beginning in April 2015, with a new modification to the WACC rate. Ampla will begin to use the fourth tariff cycle methodology of for its tariff revision in March 2019.

Governmental Tariff Reduction Plan (Provisional Resolution 579/2012)

On September 12, 2012, the Brazilian government’s Provisional Resolution 579/2012 (“MP 579”) reduced tariffs for end customers and defined new concession renewal policies for generation and transmission companies.

In order to reduce the tariff, the Brazilian government proposed to eliminate two sector charges, the Global Reversal Reserve, which are funds to promote expansion in the electricity sector and to indemnify concessions, and the Fuel Consumption Bill, which is a subsidy to thermal generation companies mainly located in the northern region. It also reduced the CDE by 75%. The CDE provides energy development from alternative sources, promotes energy service globalization, and subsidizes the low income residential sub-class. These charges will be compensated directly with funds from the Brazilian government.

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

Legislation containing Provisional Resolution 579/2012 was approved by the Brazilian House of Representatives and was sent to the President of Brazil for signature under Law 12,783/2013. The tariff reduction plan aimed at reducing tariffs to end customers by 20% was passed on January 24, 2013 after an extraordinary tariff review of all distribution companies.

At the beginning of 2013, distributors had a deficit between regulated demand and energy suppliers. They were involuntary forced to buy the required energy to serve their regulated customers at the spot market. Due to this imbalance, on March 8, 2013, Presidential Decree 7,945/2013 authorized the pass-through of federal resources to distributors in order for them to pay part of the extra energy costs to which they had been involuntary exposed. The extra energy costs not paid by federal resources will be recovered via regulated tariffs in 2014 and 2015 as set forth by regulation of ANEEL, as adjusted by the SELIC interest rate.

In 2014, Decree 8,203 authorized the use of the CDE to cover part of the additional costs of distribution companies by involuntary exposure to the spot market. Thus, the decree allows the Treasury to anticipate CDE resources.

Involuntary exposure of distribution companies to spot market

In April 2014, the Brazilian government issued Decree 8,221/2014, which authorized the CCEE to enter into loans to cover the additional costs that affect distribution companies because of their involuntary exposure to high spot prices. CCEE negotiated two loans totaling R$ 17.7 billion (Ch$ 4,043 billion using the December 31, 2014 exchange rate of the exchange rate of Ch $228.43 per R$ 1.00) during 2014 which covered the additional costs of the period of February 2014 to December 2014. These loans will be paid by the CCEE through annual tariff adjustments that distribution companies will collect from customers over the next two years.

The first loan of R$ 11.2 billion (Ch$ 2,558 billion using the aforementioned rate of exchange), covered the deficits of February 2014 through April 2014 and was entirely distributed among distribution companies. The second loan of R$ 6.6 billion (Ch$ 1,507 billion) covered deficits from May 2014 through December 2014. Ampla and Coelce have received R$ 871 million (Ch$ 198 billion) of these loans. ANEEL does not believe additional loans will be needed for 2014.

Regulation in Transmission

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located far away from the large centers of energy consumption. Today, the country’s system is almost entirely interconnected. Only the states of Amazonas, Roraima, Acre, Amapá, Rondônia and a part of Pará still do not have access to the interconnected power system. In these states, supply is carried out by small thermal plants or hydroelectric plants located close to their respective capital cities, but the Brazilian government is gradually connecting these areas.

The interconnected power system provides for the exchange of power among the different regions when any region faces problems such as a reduction in hydroelectric power generation due to a drop in its reservoir levels. As the rainy seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines (500 kV or 750 kV) make it possible for locations with insufficient energy production to be supplied by generation centers located in a more favorable location.

Any electric power market agent that produces or consumes energy is entitled to use the basic network. Free-market customers also have this right, provided that they comply with certain technical and legal requirements. This is called “free access” and is guaranteed by law and by ANEEL.

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

Colombia

Industry Overview

Industry Structure

The Wholesale Electricity Market in Colombia ( “Colombian MEM” in its Spanish acronym) is based on a competitive market model and operates under open access principles. The Colombian government participates in this market through an institutional structure that is responsible for setting forth policies and regulations, as well as for exercising supervision and control powers in respect of market participants. The Colombian MEM relies for its effective operation on a central agency known as the Colombian Administrator of the Commercial Exchange System.

The Colombian NIS includes generation plants, the interconnection grid, regional transmission lines, distribution lines and end-customers.

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

The following chart shows the relationships among the various participants in the Colombian MEM:

Generation activity consists of the production of electricity through hydroelectric, thermoelectric and all other generation plants connected to the Colombian NIS. The generation sector is organized on a competitive basis, with independent generators selling their output on the spot market or through private contracts with large customers, other generators and traders. Generation companies are required to participate in the Colombian MEM with all of their generation plants or units connected to the Colombian NIS with generation capacities of at least 20 MW. Generation companies declare their energy availability and the price at which they are willing to sell it. This electricity is centrally dispatched by the National Dispatch Center (“CND” in its Spanish acronym).

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

“Firm Energy” refers to the maximum electric energy that a generation plant is able to deliver on a continual basis during a year, in poor hydrological conditions. The generator who acquires a Firm Energy Commitment (“OEF” in its Spanish acronym) will receive a fixed remuneration during the commitment period, which is explained in the “Incentives and Penalties” section below.

Transmission operates under monopoly conditions with a guaranteed annual fixed income that is determined by the new replacement value of the networks and equipment, and by the resulting value of bidding processes from the awarding of new projects for the expansion of the National Transmission System. This value is allocated among the traders of the National Transmission System in proportion to their energy demand.

Distribution is defined as the operation of local networks below 220 kV. Any customer may have access to a distribution network for which the customer pays a connection charge.

There is one interconnected system, the Colombian NIS, and several isolated regional and smaller systems that provide electricity to specific areas. According to the Colombian Mining and Energy Planning Agency, 96.5% of the Colombian population in 2013 received electricity through the public network.

Principal Regulatory Authorities

The Colombian Ministry of Mines and Energy is responsible for the policy-making of the electricity sector, which aims for a better use of the mining and energy resources available in Colombia, and in turn contributes to the country’s social and economic development.

The Colombian Mining and Energy Planning Agency is responsible for planning the expansion of the generation and transmission networks.

The Colombian National Council for Economic and Social Policy (“CONPES” in its Spanish acronym) is the highest national planning authority and works as an advisory entity to the government in all aspects related to Colombia’s economic and social development. It coordinates and directs the entities responsible for economic and social direction, through the study and approval of documents related to policy development.

The Colombian National Planning Department performs the functions of Executive Secretariat of the CONPES and therefore is responsible for coordinating and presenting the documents for discussion at meetings.

The Energy and Gas Regulatory Commission (“CREG” in its Spanish acronym) implements the principles of the industry set out by the Colombian Electricity Act. This commission is constituted by eight experts named by the Colombian President, the Colombian Ministry of Mines and Energy, the Colombian Ministry of Public Credit and the director of the Colombian National Planning Department or their delegates. Such principles are: efficiency (the correct allocation and use of resources and the supply of electricity at minimum cost); quality (compliance with technical requirements); continuity (continuous electricity supply without unjustified interruptions); adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency); neutrality (impartial treatment of all electricity customers); solidarity (the provision of funds by high-income customers to subsidize the subsistence consumption of low-income customers); and fairness (an adequate and nondiscriminatory supply of electricity to all regions and sectors of the country).

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

The National Operation Council is responsible for establishing technical standards to facilitate the efficient integration and operation of the Colombian NIS. It is a consultative entity composed of the CND’s Director and generation, transmission and distribution company representatives.

The Commercialization Advisory Committee is an advisory entity which assists CREG with the commercial aspects of the Colombian MEM.

The Colombian Superintendency of Industry and Commerce advises the national government and participates in the formulation of policies to promote competition and protect consumers, and industrial property, among others. It also investigates, corrects and sanctions restrictive commercial competition practices, such as antitrust behavior, and oversees mergers of companies operating in the same industries in order to prevent excessive concentration or monopolies in certain industries.

The Colombian Superintendency of Domestic Public Services is responsible for the oversight of all public utility services companies. The Superintendency monitors the efficiency of all utility companies and the quality of services. The Superintendency can also assume control over utility companies when the availability of utility services or the viability of such companies is at risk. Other duties include (i) enforcing regulations, imposing penalties and generally overseeing the financial and administrative performance of public utility companies, (ii) providing accounting norms and rules for public service companies, and (iii) in general, organizing information networks and databases pertaining to public utilities.

The Colombian Ministry of Environment and Sustainable Development is responsible for the management of the environment and renewable natural resources. It is also responsible for guiding and regulating environmental planning as well as developing policies and regulations. The Colombian Ministry of Environment and Sustainable Development’s goal is to recover, conserve, protect, and promote sustainable use of renewable natural resources, the environment of the nation, and to ensure sustainable development, without prejudice to the functions assigned to other sectors.

The Colombian Ministry of Environment and Sustainable Development, together with the Colombian President, aims to develop national environmental and renewable natural resource policies in order to ensure the right of Colombians to a healthy environment in which natural heritage and national sovereignty are protected.

The Electricity Law

General

In 1994, the Colombian Congress passed significant reforms affecting the public utilities industry. These reforms, contained in Law 142, known as the Public Utility Services Law, and Law 143, were the result of constitutional amendments made in 1991. These laws form the basic legal framework that currently governs the electricity sector in Colombia. The most significant reforms included the opening of the electricity industry to private sector participation, the functional segregation of the electricity sector into four distinct activities (generation, transmission, distribution and trading), the creation of an open and competitive wholesale electricity market, the regulation of transmission and distribution activities as regulated monopolies and the adoption of universal access principles applicable to transmission and distribution networks.

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

Additionally, if an electricity generation company’s share of Colombia’s total Firm Energy ranges from 25% to 30% and the market’s Herfindahl Hirschman Index, a measure of market concentration, is at least 1,800, such company becomes subject to monitoring by the Colombian Superintendency of Domestic Public Services. If an electricity generation company’s share of Colombia’s total Firm Energy exceeds 30%, such company may be required to sell its share exceeding the 25% threshold.

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

A distribution company can hold over 25% of an integrated company’s equity if the market share of the latter company accounts for less than 2% of the national generation business. A company created before the enactment of Law 143 is prohibited from merging with another company created after Law 143 came into effect.

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

According to Law 143, these constitutional principles of freedom are the general rule in the electricity sector business, while the concession is the exception. Different economic, public, private or mixed agents may participate in the sector’s activities, which agents shall enjoy the freedom to develop their functions in a context of free market competition. In order to operate or start up projects, they must obtain from the competent authorities the necessary environmental, sanitation and water-right permits as well as other municipal permits and licenses. All economic agents may construct generation plants and their respective connection lines to the interconnection and transmission networks.

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

The Colombian MEM facilitates the sale of surplus energy that has not been committed under contracts. In the wholesale market, an hourly spot price for all dispatched units is established based on the offer price of the highest priced energy dispatched unit for that period. The CND receives price bids each day from all the generators participating in the Colombian MEM. These bids indicate prices and the hourly available capacity for the following day. Based on this information, the CND, guided by an “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the dispatch optimized during the 24-hour period, taking into consideration initial operating conditions, and determining which generators will be dispatched the following day in order to satisfy expected demand. The price for all generators is set as the most expensive generator dispatched in each hourly period under the optimal dispatch. This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries, will be satisfied at the lowest cost combination of available generating units in the country.

Additionally, the CND plans for the dispatch, which takes into consideration the limitations of the network, as well as other conditions necessary to satisfy the energy demand expected for the following day in a safe, reliable and cost-efficient manner. The cost differences between the “planned dispatch” and the “optimal dispatch” are called “restriction costs”. The net value of such restriction costs is assigned proportionally to all the traders within the Colombian NIS, according to their energy demand, and these costs are passed through to the end customers. Some generators have initiated legal proceedings against the government arguing that recognized prices do not fully cover the costs associated with these restrictions because current regulations do not take into account all the costs of safe, reliable generation. However, CREG believes that Resolution 036-2010 modified the remuneration of hydro plants by assigning the opportunity cost to the spot price, which compensated for these costs.

During 2012 and 2013, the “Statute for situations of scarcity in the MEM as part of the operative regulations” was under evaluation. In 2014, CREG published Resolution 026 which enacted the Statute, which defines the rules of operation under critical supply conditions.

Sales by Generation Companies to Unregulated Customers

In the unregulated market, generation companies and unregulated customers sign contracts in which terms and prices are freely agreed. Typically, these agreements establish that the customer pays for the energy that it consumes each month without a minimum or maximum. The prices are fixed in Colombian pesos indexed monthly to the Colombian PPI. According to resolution CREG 131 of 1998, to be considered “unregulated”, customers are required to have an average monthly power demand for six months of at least 0.1 MW, or a minimum of 55 MWh in monthly average energy demand over the prior six months.

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

Sales by Generation Companies to Traders for the Regulated Market

Traders in the regulated market are required to buy energy through procedures that ensure free market competition. For evaluating the bids, the buyer takes into account price factors as well as other technical conditions and commercial objectives to be defined before the contracting process. These agreements can be signed with different terms, such as: “pay for the amount contracted”, “pay for the amount demanded with or without a limit”, “pay the amount actually consumed”, etc. Prices are denominated in Colombian pesos indexed monthly to the Colombian CPI.

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

Generation contribution to the Financial Support Fund for Energy for Unconnected Zones: Law 633 of 2000 (tax reform) states that generators must make a contribution of 1 Colombian peso to the Financial Support Fund for Energy for Unconnected Zones for every kilowatt dispatched on the Wholesale Energy Exchange. Initially, this requirement was effective until December 31, 2007 but it was extended to 2014 by Law 2,099 of November 2006.

Incentives and Penalties

Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the OEF that they provide to the system. The OEF is a commitment on the part of generation companies backed by its physical resource capable of producing firm energy during scarcity periods. A generator that acquires an OEF will receive fixed compensation during the commitment period, whether or not the fulfillment of its obligation is required. To receive reliability payments, generators have to participate in firm energy bids by declaring and certifying such firm energy. Until November 2012, the transition period, the firm energy supply for reliability purposes was assigned proportionally to the declared firm energy of each generator. Beyond the transition period, the additional firm energy required by the system is allocated by bids. During 2014, CREG adjusted requirements for thermal plants with the ability to utilize multiple fuels in order to allow them to use natural gas instead of petroleum-based liquid fuels. Projects under construction with delayed start dates are now able to exchange the terms of their OEF, under specific conditions, with geothermal power plants in order to include renewable energy (wind since 2011 and biomass since 2013).

During 2011, CREG published resolutions for the assignment of OEF for the periods from December 2014 to November 2015 and from December 2015 to November 2016. For the first of these periods, the OEF assigned this pro rata to the existing generators while, for the second, it carried out a second tender for the electricity sector on December 27, 2011.

During 2013, Resolution 062-2013 created incentives for thermal plants to back up their OEF with imported natural gas to guarantee their OEF for ten years beginning December 2015. The new resolution proposes the foundations of the remuneration for the group of thermal plants in order to develop the first regasification terminal in Colombia.

On March 10, 2014, CREG published Resolution 022/ 2014, which defined a transitory regulated revenue in order to motivate the system participants to build a LNG terminal. During 2014, the participants were beginning to contract trading and import agents; however, due to the delay in the construction phase, CREG has allowed thermal generators to comply with their OEF using alternative fuels.

The tender for firm energy for the period from November 2015 to December 2016 was made on December 27, 2011. Seven companies participated with a total of eight projects of which five were assigned at a price of US$ 15.7 per MWh. The new projects are Río Ambeima (hydro, 45 MW), Carlos Lleras Restrepo (hydro, 78 MW), San Miguel (hydro, 42 MW), Gecelca 32 (thermal, 250 MW) and Tasajero 2 (thermal, 160 MW). The new assignments were made for a period of twenty years beginning on December 1, 2015.

In addition, on January 26, 2012, the auction was concluded for projects with long construction periods (“GPPS” in its Spanish acronym) which assigned OEFs for a period of twenty years to three hydroelectric projects and one thermal project. Two of these were assigned to new plants: Termonorte which will have a capacity of 88 MW by 2017 and the Porvenir II hydroelectric power plant which will have a capacity of 352 MW by 2018. The other two involved increases in OEF for plants already under construction and had available firm energy following the auction process conducted in 2008 (Sogamoso and Pescadero-Ituango hydroelectric plants). The process ended with assignment prices below the maximum defined for the auction in December (US$ 15.70 per MWh), and were in connection with Termonorte (US$ 14.90 per MWh); Porvenir II (US$ 11.70 per MWh); Sogamoso and Pescadero-Ituango (US$ 15.70 per MWh).

CREG regulated the reconfiguration auction scheme, under the methodology of reliability charge that allowed agents to change the beginning of the OEF by renouncing the “reliability payments” and paying a premium. XM published the results of the auction sale reconfiguration of OEF and Termocol, Amoya and Gecelca were the participating companies.

During 2012, CREG also issued the statement regarding OEF allocation for the period from December 2016 to November 2017. CREG indicated that (i) a tender for OEF allocation was not necessary due to the conditions of the system and (ii) the assignment schedule will be published once there is greater certainty regarding the execution dates Colombia-Panama interconnection agreement and the processes for importing natural gas. CREG Circular 045 states that this publication will be made after June 30, 2014.

Despite the statement, a tender was finalized in July 2012 for the reconfiguration of the OEF for the period from December 2012 to November 2013. The OEF was allocated to Termocol, which owns the Poliobras project (4.5 GWh per day) and to Amoyá, which owns the Isagen project (0.5 GWh per day). Such tenders are called when previously allocated OEFs exceed the projected demand for a certain period. The tender ended with a price margin of US$ 0.60 per MWh, which is greater than the reliability load price of December 2012 to November 2013. Projects such as Ambeima and Porvenir II have lost their OEF.

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

In addition to the interconnection with Ecuador, Colombia is also interconnected with Venezuela by three links, the most important being the Cuestecitas-Cuatricentenario line. During 2011 and 2012, there were energy transfers made from Colombia to Venezuela, through this line, under an agreement between the Presidents of both nations. The agreement allows for estimated transactions of 30 GWh per month, with a demand of 70 MW in periods of low and medium load and of 140 MW in periods of high load. The contract was signed on February 1, 2013 for a period of eleven months and was formalized by a contract between Isagen (Colombia) and Corpoelec (Venezuela).

There is also an energy interconnection project with Venezuela being carried out by the Institute of Planning and Promotion of Energy Solutions for Non-Interconnected Zones pursuant to an agreement between Colombia and Venezuela. Under the terms of this agreement, Colombia will sell electricity to Venezuela at a rate that is much cheaper than the costs to produce it. Venezuela will pay for the electricity with fuel rather than cash. This interconnection project is estimated to cost US$ 8 billion and includes the construction of a 35.6 kilometer transmission line with a capacity of 34,500 volts in order to supply electricity to the region of San Fernando de Atabapo, Venezuela.

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

Emgesa, Isagen, Celsia and its subsidiary EPSA participated in the tender process to obtain line capacity rights in Panama that took place on August 21, 2012. These companies were able to participate in the tender by forming subsidiaries in Panama and complying with all requirements under Panamanian law, including the provisions related to guarantees.

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

In November 2012, the Declaration of Santiago was signed by Chile, Colombia, Ecuador, Peru and Bolivia. The main purpose of this declaration was to facilitate regional electricity transactions by harmonizing regulatory frameworks of the member countries in order to connect the electricity networks of the signatory countries in the Pacific area.

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

During 2014, CREG defined the rules for choosing the Market Manager, invited participants for the subsequent selection as natural gas Market Manager, and regulated the creation of trust instruments in their care.

Also, advancements were made in defining the methodology to be used for calculating the discount rate, based on the WACC to be applied in natural gas transmission and distribution, fuel gas and LPG transport via pipelines, transmission and distribution of electricity in the national grid, and the generation and distribution of electricity in areas that are not connected to the Colombian NIS.

During the second half of 2014, and in accordance with the new regulatory framework, work continued on the second phase of marketing natural gas, which describes short and long term gas bilateral supply negotiations and aftermarket supply negotiations as well as transportation.

As a result of the implementation of the indexes in Annex IV of CREG Resolution 089 of 2013, prices of signed, long-term gas contracts were adjusted in November 2013, yielding an increase of around 25% for gas supply contracts in Guajira. CREG requested that agents resume the discussion to achieve a consensus among all participants in the natural gas chain to introduce tariffs for supply contracts and final rate regulated market.

Regulation of Distribution Companies

Distributors (or network operators) are responsible for planning, investing, operating, and maintaining electricity networks below 220 kV. These include regional transmission systems and local distribution systems. Any customer may access the distribution network by paying a connection fee. Under this scheme, the distributor is a passive agent who does not buy energy and is only responsible for transporting it and controlling the technical energy losses.

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

Distribution charges are set for a five-year period and are updated monthly according to the PPI, and defined for four different voltage levels which are applied depending on the customer’s connection point as follows:

•	Level 1: less than 1 kV;
•	Level 2: at least 1 kV but less than 30 kV;
•	Level 3: at least 30 kV but less than 57.5 kV; and
•	Level 4: at least 57.5 kV but less than 220 kV.

The review of regulated distribution charges began in 2013 with the publication of the remuneration bases methodology proposed by CREG Resolution 043 of 2013. Such bases were complemented by the development of the Purposes and Guidelines for the Distribution Remuneration for the period 2015-2019, which was presented in CREG Resolution 079 of 2014. This resolution was defined by the Colombian Ministry of Mines and Energy and seeks to ensure timely expansion and adequate assets. According to this, such bases incorporate replacement incentives and an investment plan that will allow the incorporation of newer technology, improve service quality and control energy losses. The new distribution methodology will be published in the second quarter of 2015.

Additionally, the CREG has issued resolutions CREG 083 of 2014 and 112 of 2014 which define the methodology to calculate the WACC for electricity transmission and distribution as well as natural gas distribution and transport.

Incentives and Penalties

In December 2011, CREG defined a coverage mechanism requiring traders who are the end customers, to guarantee distributors the payment of the regional transmission system and local distribution system tariffs. CREG established that these kinds of traders must use one of the following instruments, in order to provide security of payment to distributors: bank guarantees, stand-by letters of credit letters (either domestic or international) and monthly prepayments. These mechanisms will be in effect for three months after the issuance of the new trading remuneration methodology.

At the same time, CREG defined new regulation related to non technical losses. It defined that the companies that have higher losses than those approved in current regulation should design a plan to reduce them. CREG approved new criteria for losses that will be included in the tariff for companies that control losses at an efficient level, and established that non technical losses above the efficient level must be assumed by both distributors.

The distribution business has tariff incentives contingent on the quality of service. Distributors also have to make compensatory payments to customers when they cannot meet the established continuity criteria. In 2012, CREG established the new quality of service regulation for the regional transmission systems. Specifically, it defined compensations for energy that was not provided and service interruptions in the regional transmission systems.

Also in 2012, CREG defined the power quality regulation. Overall, it established minimum quality standards and designed a mechanism in which customers can present their claims to distribution companies and receive compensation if standards are not accomplished by the company. This mechanism introduces new measurement requirements.

Regulation in Transmission

Transmission companies which operate at least 220 kV grids constitute the National Transmission System (“NTS”). They are required to provide access to third parties on equal conditions and are authorized to collect a tariff for their services. The transmission tariff includes a connection charge that covers the cost of operating the facilities, and a usage charge, which applies only to traders.

CREG guarantees an annual fixed income to transmission companies. Income is determined by the new replacement value of the network and equipment and by the resulting value of the bidding processes of awarding new projects for the expansion of the NTS. This value is allocated among the traders of the NTS in proportion to their energy demand.

The review of regulated transmission charges began in 2013 with the publication of the remuneration bases methodology proposed by CREG Resolution 042 of 2013. Such bases were complemented by the development of the Purposes and Guidelines for the Transmission Remuneration for the period 2015-2019, which was presented in CREG Resolution 078 of 2014. This resolution was defined by the Colombian Ministry of Mines and Energy and seeks to ensure timely expansions and adequate assets. It is expected that the new transmission remuneration methodology will be issued in the second quarter of 2015.

The expansion of the NTS is conducted according to model expansion plans designed by the Colombian Mining and Energy Planning Agency and pursuant to bidding processes opened to existing and new transmission companies, which are handled by the Colombian Ministry of Mines and Energy in accordance with the guidelines set by CREG. The construction, operation and, maintenance of new projects is awarded to the company that offers the lowest present value of future cash flows needed for carrying out the project.

In 2012, CREG established the new quality of service regulation for the NTS. It defined incentives for failure to provide energy and required companies to compensate customers, by reducing their charges, for service interruptions in the NTS.

Trading Regulation

The retail market is divided into regulated and unregulated customers. Customers in the unregulated market may freely and directly enter into electricity supply contracts with a generator or a distributor, acting as traders, or with a pure trader. The unregulated customer, which for 2013 represented about 33% of the market, consists of customers with a peak demand in excess of 0.1 MW or a minimum monthly energy consumption of 55 MWh.

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

In order to improve wholesale price formation, CREG has been designing a new energy procurement scheme based on long term energy bids, known as Organized Market (“MOR” in its Spanish acronym). The final rules for this new system are not available, but CREG issued a draft version of the mechanism through Resolution 117-2013, and the deadline for consultations has passed. It is expected that the final resolution on MOR will be issued in early 2015, and the first auction will be called for by the end of the year.

The revision of Regulated Trading Charges has been on CREG’s agenda for several years. CREG Resolution 044 of 2012 proposed the general criteria and methodology to calculate trading remuneration, and it is expected that the CREG will issue new methodology in the first quarter of 2015.

Tariffs to End Customers

The energy trader is responsible for charging the electricity costs to end customers and the transfer of their payments to the industry’s agents. The tariffs applied to regulated customers are calculated according to a formula established by CREG. This formula reflects the costs of the industry (generation, transmission, distribution), depending on the customer’s connection level, trading losses, constraints, administrative costs, and market operating costs. The pricing formula is currently under review and CREG Resolution 135 of 2014 establishes the basis of the studies to determine the unit cost formula of providing service to regulated customers. It is expected that the commission will issue the formula by the end of 2015.

There are different factors that affect the final costs of the service. Subsidies and/or contributions are applied according to the socio-economic level of each customer, and when subsidies exceed contributions, the Colombian government compensates for the difference. Another factor that affects the final tariff is the distribution area, which establishes a single distribution tariff for the distribution companies in adjacent geographic zones.

In addition, to subsidize the value of electricity for the most financially vulnerable residential customers residing in the least developed rural areas, the Colombian Ministry of Mines and Energy established the Social Energy Fund (“FOES” in its Spanish acronym). Decree 011 2012 regulates FOES as defined in article 103 of Law 1450 of 2011 (published in 2012). FOES offsets CP$ 46 kWh of the price of electricity for the above mentioned customers.

Renewable Energy Law

On May 13, 2014, the Renewable Law (Law 1,715) was published. The new law establishes a general legal framework and created a fund intended to promote the development of non-conventional renewable energy, energy efficiency and programs designed to reduce electricity demand. One of its principal objectives is the progressive replacement of diesel generation in non-interconnected and isolated areas, in order to reduce energy cost and greenhouse gas emissions.

During the second half of 2014, the government worked on several aspects of the regulation, and as a result, in December the Colombian Ministry of Mines and Energy enacted Decrees 2492 and 2469 establishing guidelines for the demand response mechanism and the sale of surplus energy by self-generators.

Environmental Regulation

The environmental framework in Colombia was established by Law 99/1993, which also established the Colombian Ministry of the Environment (now the Colombian Ministry of Environment and Sustainable Development) as the authority for determining environmental policies. The Colombian Ministry of Environment defines issues, executes policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.

Any entity planning to develop projects or activities relating to generation, interconnection, transmission or distribution of electricity that may result in environmental deterioration must first obtain environmental permits and licenses and also establish environmental management plans.

According to Law 99/1993, generation plants that have a total installed nominal capacity above 10 MW are required to contribute to the conservation of the environment. Hydroelectric power plants must pay 6% of their generation and thermoelectric plants must pay 4% of their generation in addition to a tariff that is annually determined. This payment is made monthly to the municipalities and environmental corporations where these facilities are located.

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

The Colombian Ministry of the Environment and Sustainable Development publishes progress reports annually for the portfolio projects of CDM and NAMA under development in Colombia. This allows interested parties a chance to buy CERs (Certified Emission Reduction) in connection with CDM projects and also provides financing opportunities in the case of NAMA projects.

In December 2012, the Colombian Mining and Energy Planning Agency published Resolution 0563, which establishes the procedure for the exclusion of sales tax for the programs or activities related to reduced energy consumption and energy efficiency.

In August 2013, the Colombian National Planning Department issued CONPES Document 3762, a policy text that established guidelines for the identification and prioritization of infrastructure projects that are of national and strategic interest in the energy, mining, oil, gas, and transportation sectors. It defines the relevant issues related with the formalities and procedures for acquiring land, prior consultation, community relations, environmental licensing and permits, and institutional coordination, all of which need to be resolved in order to assure the correct formulation and development of those projects.

During 2014, environmental regulation focused primarily on reducing the water contamination caused by discharged water and ecological flow.

Due to national discussions about environmental licensing, the Colombian Ministry of Environment and Sustainable Development enacted Decree 2041 which aims to reduce the timing needed to receive the necessary licenses.

Peru

Industry Overview

Industry Structure

In the Peruvian Wholesale Electricity Market (“Peruvian MEM” in its Spanish acronym) there are four categories of local agents: generators, transmitters, distributors and large customers. The following chart shows the relationships among the various participants in the SEIN.

The generation segment is composed of companies that own generation plants. This segment is noted for being a competitive market in which prices tend to reflect the marginal cost of production. Electricity generators, as energy producers, have capacity and energy sale commitments with their contracted customers. Generators may sell their capacity and energy to both distributors and unregulated customers.

The energy received by a generator’s customers does not necessarily coincide with the energy produced by that supplier since the generation plants’ production is allocated by the COES, through a centralized dispatch. The transfer cost is minimized by reviewing the variable production costs of each power plant, regardless of their contractual commitments. The only exception to this rule is the natural gas plants, which declare the natural gas price once a year for dispatch purposes. Therefore, there is a short-term market also managed by the COES, where an economic balance is made between the energy produced and the consumption required by the generators’ customers.

The generation plants’ production and the customers’ energy consumption at the nodal short-term marginal cost are valued, and the deficit generators pay for the energy purchased from surplus generators. The balance made in connection with energy sales is also carried out with respect to capacity, in which case the price of the capacity corresponds to a price regulated by the Osinergmin.

In 2008, due to gas transport and electricity transmission problems, Osinergmin defined a new rule to calculate spot prices. Decree 049/2008 established two models, one which represented a theoretical dispatch without considering any restrictions and another that considered real dispatch with restrictions. The spot price is obtained from the theoretical dispatch (known as “ideal marginal cost”), and the additional operating costs resulting from system restrictions are paid through demand from the affected generators through a mechanism established by the authority. The “ideal marginal cost” regime was extended until December 31, 2016.

The settlements made by the COES also include payments and/or collections for supplementary services such as frequency and tension regulation. They also consider compensation for operating cost overruns, such as the operation at minimum load, random operational tests, etc.

Regulation DS 027-2011-EM of June 2011 established that as of January 2014, several participants may also act as buyers in the short-term market, in addition to the generators. These other participants include distributors (in order to meet the demand of their unregulated customers), large customers with demand over 10 MW, and a group of unregulated customers whose aggregate demand exceeds 10 MW. This regulation is now suspended until the wholesale market prices return to previous levels (anticipated to occur after 2017).

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

Electricity distribution is an activity carried out in the concession areas granted to different distribution companies. Customers with a capacity demand lower than 200 kW are considered regulated customers, and their energy supply is considered to be a public service. Customers whose capacity demand is within the range of 200-2,500 kW are free to choose whether to be considered regulated or unregulated customers. Once this type of customer chooses an option, the customer must remain in that category for at least three years. If the customer wants to change its category from regulated to unregulated customer, or vice versa, at least one year advance notice must be provided.

There is only one interconnected system, the SEIN, and several isolated regional and smaller systems that provide electricity to specific areas. According to the National Institute of Statistics of Peru (“INEI” in its Spanish acronym) as of December 2012, 91.2% of the population obtained electricity through the public network.

Principal Regulatory Authorities

The Peruvian Ministry of Energy and Mining (“MINEM” in its Spanish acronym) defines energy policies applicable nationwide, regulates environmental matters applicable to the energy sector and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities. On August 10, 2012, Regulation DS 030-2012-EM amended the articles of organization and defined the activities of MINEM and the Natural Gas Management Department.

The Agency for the Promotion of Private Investment (“PROINVERSIÓN” in its Spanish acronym) is a public entity responsible for attracting private investment in public utilities and infrastructure works. It also advises provides advice to investors in making their investment decisions.

Osinergmin, is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical and hydrocarbon activities, controls and enforces compliance with the obligations stated in the concession contracts, and is responsible for the preservation of the environment in connection with the development of these activities. Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs. It also controls and supervises the bidding processes required by distribution companies to purchase energy from generators.

The COES coordinates the SEIN’s short, medium and long-term operations at minimum cost, maintaining the security of the system and optimizing energy resources. It also plans for the SEIN’s transmission development and manages the short-term market.

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

Law 29,852/2012 and Regulation 021-2012-EM created the Hydrocarbons Energy Security System and the Fund of Social Energy Inclusion (“FISE” in its Spanish acronym). These laws also created a system of social compensation and universal service for the most vulnerable sectors of the population which will be financed by surcharges on the electricity billing of unregulated customers (equivalent to the surcharge that exists today for regulated customers on the Electrical Social Compensation Fund, “FOSE” in its Spanish acronym), transport surcharges for hydrocarbon-derivate liquids and natural gas multi-pipelines and surcharges on the use of the natural gas pipeline.

Osinergmin and distribution companies are the administrators of the FISE, which directs funds to (i) the massification of natural gas to vulnerable sectors, (ii) develop new energy sources like photovoltaic cells, solar panels, etc., and (iii) supply liquefied petroleum gas (“LPG”) to vulnerable sectors.

Law 29,969/2012 provides for the massification of natural gas. State electricity distributors are authorized to carry out natural-gas programs, including the distribution of natural gas in their concession area. They are also able to associate with companies specializing in the development of gas distribution projects. Within a maximum period of three years from the start of the gas distribution, MINEM will start the process of promoting private investment by granting gas distribution concessions through the pipeline network.

Law 29,970/2012 guarantees energy security and promotes the development of the petro-chemical complex in the south of the country. Under this law, the following agendas have been declared as a matter of national interest: (i) the guarantee of energy security, (ii) the transport of ethane to southern Peru; and (iii) the construction of regional pipelines in Huancavelica, Junín, and Ayacucho and their connection to existing gas pipelines.

Limits and Restrictions

Since the enactment of the Law of Electricity Concessions, vertical integration is restricted, and activities in the generation, transmission and distribution segments must be developed by different companies. The Antitrust Law for the Electricity Sector regulates the cases in which vertical and horizontal integration is admissible.

An antitrust authorization is compulsory for those electricity companies that hold more than 5% of another business segment, either before or as a result of a merger or integration. An authorization is also required for the horizontal integration of generation, transmission and distribution activities which result in a market share of 15% or higher of any business segment, either before or as a result of any operation.

Such authorizations are granted by the Institute for Defense of the Consumer and Intellectual Property, using the market share information provided by Osinergmin.

Regulation of Generation Companies

Concessions

Generation companies that own or operate a power plant with an installed capacity greater than 500 kW require a concession granted by the MINEM. A concession for electricity generation activity is a unilateral permit granted to the generator by the MINEM. Authorizations are granted by the MINEM for an unlimited period of time, although their termination is subject to the same considerations and requirements as the termination of concessions under the procedures set forth in the Law of Electricity Concessions, and its related regulations.

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

Tenders Promoted by the State

During 2009, MINEM carried out several studies which concluded that there will be lack of power generation capacity in the system in the near future. MINEM recommended the construction of new power plants that would serve as backup in order to guarantee the flow of electricity to the system and avoid blackouts. As a result, PROINVERSIÓN carried out a public bid in August 2010, seeking to secure investments for three projects located in Talara, Trujillo and Ilo that would add another 800 MW to the system. The bid resulted in two of the projects being awarded: Talara (200 MW, for EEPSA, an Enersis subsidiary) and Ilo (400 MW, for Enersur, an unrelated company). These plants receive regular payments for being permanently available to operate and provide energy to the SEIN whenever the COES calls on them and will also be reimbursed for the fuel costs incurred for generating electricity. The Trujillo generation facility was later replaced by the Eten generation facility and awarded to Planta de Reserva Fría de Generación de Eten S.A. (200 MW) (the “Cold Reserve Project”).

An international tender was held in 2012 for the concession for the Cold Reserve Project for the Pucallpa (Ucayali) and Puerto Maldonado (Madre de Dios) plants, which were awarded to Consorcio Energía Perú S.A. The construction period of the plants will be 30 months from the signing of the contracts, and the concession covers a period of 20 years plus the construction period. The Pucallpa thermal plant will require an investment of approximately US$ 31.5 million and will have a capacity between 35 and 40 MW, covering 80% of the energy demand. The Puerto Maldonado thermal plant will require an investment of approximately US$ 18.5 million, and will have a capacity between 15 and 18 MW, covering 100% of the energy demand.

On March 21, 2013, PROINVERSIÓN held an international public tender to promote private investments in the Hydroelectric Plants project (CH Molloco—280 MW), which is located in the hills of the Arequipa region. It was awarded to the Corsan Corviam – Engevix – Enex partnership.

Services provided by generation, transmission, and distribution companies must comply with technical standards stated in the Technical Regulations on the Quality of the Electric Supply. Failure to do so might result in the imposition of fines by Osinergmin.

Generators receive a capacity payment whose main component is the annuity of a peak-load plant. However, to be eligible to receive this payment, plants have to be part of the reserve margin established annually by Osinergmin. The capacity ranking is constructed in base of firm power of every power plant connected to the system and their relative efficiency (ordered by variable costs). Only plants included in the ranking as required to cover the peak demand plus the reserve margin receive the capacity payment. Every year, Osinergmin sets the power price that shall be assigned and paid to each generator pursuant to this concept.

Electricity Exports and Imports

A 220 kV transmission line has been implemented for the interconnection with Ecuador, with a limited capacity of 160 MW. However, the line has not operated continuously because of regulatory issues. During June and August 2011, Peru imported energy from Ecuador due to the lack of generation in northern Peru and transmission problems in the SEIN in that zone. In 2012, Peru imported 4.5 GWh of electricity from Ecuador due to the maintenance of the Talara Zorritos line (3.9 GWh in February 2012) and the TGN4 Malacas power plant (0.6 GWh in March 2012). During 2014, electricity exports to Ecuador totaled 12.7 GWh.

Internal regulations were also approved for the application of Decision 757 of the Andean Community of Nations (“CAN” in its Spanish acronym), which establishes that when bilateral electricity transactions are carried out with other CAN countries, the Economic Operation Committee of the SEIN should send weekly reports to the MINEM and to Osinergmin demonstrating that priority has been given to supplying the domestic market (Supreme Decree 011-2012-EM).

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

Distribution Tariffs to End Customers

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

The most recent process of distribution tariff setting has been in effect since November 2013 and will be in effect until October 2017.

Regulatory Charges

The regulatory charges applied to the energy sales in distribution activities are:

•	The contribution to regulatory authorities (Osinergmin, MINEM), which represents 1% of total sales.

•	The FOSE created to promote permanent access to the public electricity service for low-income residential customers. This fund established a cross subsidy system among customers that benefits customers with monthly consumption below 100 kWh through fixed and proportional discounts.

•	The rural electrification charge is a contribution for promoting the efficient and sustainable electrification development in rural, isolated or frontier areas of the country. The contribution of the electricity customers is of 0.002 UIT (a tax unit) per MWh billed, with the exception of those which are not served by the SEIN.

Incentives and Penalties

Law 28,832 and DS 052-2007-EM (“General Regulations of the Supply Auctions”) state that if auctions are called for with an anticipation of over three years, distributors will receive payment incentives which will be added to the generator price of the auctions, and then passed through to customers. This incentive cannot be higher than 3% of the tariffs applied.

The distribution concessionaire may lose its concession if it does not provide evidence of a guaranteed supply for the following 24 months, at a minimum, unless it has called for public auctions according to the current norm and has not received offers sufficient to comply with its total requirements for the established period.

Regulation in Transmission

Transmission activities are divided in two categories: “principal”, which are for common use and allow the flow of energy through the national grid; and “secondary”, which are those lines that connect a power plant with the national grid that connects principal transmission with the distribution network or that connect directly to certain end customers. Law 28,832 also defined “guaranteed transmission systems” and “supplementary transmission systems”, applicable to projects commissioned after the enactment of that law. Guaranteed system lines are the result of a public bid and supplementary system lines are freely constructed and exploited as private projects. Principal and guaranteed system lines are accessible to all generators and allow electricity to be delivered to all customers. Transmission concessionaires receive an annual fixed income, as well as variable tariff revenues and connection tolls per kW. The secondary and supplementary system lines are accessible to all generators but are used to serve only certain customers who are responsible for making payments related to their use of the system.

Environmental Regulation

The environmental legal framework applicable to energy related activities in Peru is established in the Environmental Law (Law 28,611/2005) and in the Regulation for Environmental Protection regarding Electricity Activities (Supreme Decree 029-94-EM). MINEM dictates the specific environmental legal dispositions applicable to electricity activities, and Osinergmin is in charge of supervising certain aspects of their application and implementation. According to the Environmental Law, the Peruvian Ministry of Environment has the principal duties of (i) designing the general environmental policies to every productive activity; and (ii) establishing the main guidelines of the different government authorities for their specific environmental sector regulations. During 2010, most supervision functions regarding the application and implementation of the Environmental Law’s dispositions were transferred from Osinergmin to the Peruvian Ministry of the Environment.

Renewable Energy Resources (“RER”) for electricity generation are considered to be from the following sources: biomass, wind, solar, geothermal and tidal sources, as well as hydroelectric plants with an installed capacity lower than 20 MW.

In 2008, the authority issued regulations to promote the use of RER. The principal investment incentives established by these regulations are (i) an objective percentage of national electricity consumption, set every five years, to be covered by RER-based electricity generation, excluding hydroelectric plants (for the first five-year period, this percentage is 5%); (ii) through tenders of energy to be covered by RER, the investor awarded the tender is guaranteed a firm price for the energy injected into the system during the supply contract period of up to 20 years; and (iii) priority in the dispatch of load and access to transmission and distribution networks.

The second RER tender was held in August 2011 for the 1,300 GWh per year, which must be generated from non-hydroelectric sources. Out of 21 initiatives proposed, 473 GWh were awarded to three projects.

The third RER tender was held in December 2013, with the objective to provide 1,300 GWh per year of hydroelectric power and 320 GWh of biomass derived electricity. Nineteen small hydroelectric projects with individual capacities below 20 MW were awarded to supply 1,268 GWh.

The fourth RER tender is scheduled to take place in August 2015, with the objective to provide 1,300 GWh to both the interconnected and isolated systems. In addition, 450 GWh per year are required from small hydroelectric projects with a maximum capacity of 20 MW each.

In addition, other regulations established tax incentives, including (i) accelerated asset depreciation for income tax purposes, and (ii) the advanced recovery of the sales tax. In 2011, the permanent congressional commission approved Law 29,764, extending these tax benefits through 2020.

Law 29,968/2012 created the National Environmental Certification Service for Sustainable Investments (“SENACE” in its Spanish acronym), a specialized public organization with technical autonomy and a separate legal constitution, which reports to the Peruvian Ministry of the Environment. This organization is responsible for reviewing and approving detailed environmental impact studies of public, private or mixed capital investment projects, whether national or multi-regional, that involve activities, construction and other commercial and service activities whose characteristics, importance and/or location can result in significant environmental impacts, with the exception of those expressly excluded by Supreme Decree with the consenting vote of the Council of Ministers.

SENACE seeks to implement a single system of environmental administrative procedures to guarantee sustainable investments through the implementation of a sole window of environmental certification.

Raw Materials

For information regarding our raw materials, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

C.	Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by the Italian company, Enel, our parent company which beneficially owns, directly and indirectly, 60.6% of our shares through wholly-owned Spanish subsidiaries. Enel publicly trades on the Milan Stock Exchange. It is headquartered in Italy and is primarily engaged in the energy sector, with a presence in 32 countries across four continents, mainly in Europe and Latin America, and generating power from power plants with over 95 GW of net installed capacity. Enel provides service to more than 61 million customers through its electricity and gas businesses through distribution networks of 1.9 million kilometers.

The companies listed in the following table were consolidated by us as of December 31, 2014. In the case of subsidiaries, our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Subsidiaries and Country of Operations	% Economic Ownership of Main Subsidiary by Enersis	Consolidated Assets of Each Main Subsidiary	Operating Income of Each Main Subsidiary
	(in %)	(in billions of Ch$)
Electricity Generation
Endesa Chile (Chile)(1)	60.0	7,237.7	875.3
Fortaleza (Brazil)	84.4	221.7	37.0
Cachoeira Dourada (Brazil)	84.2	147.7	71.9
Dock Sud (Argentina)(2)	57.1	99.8	9.4
EEPSA (Peru)	96.5	121.6	17.6
Electricity Transmission
CIEN (Brazil)	84.4	237.5	42.1
Electricity Distribution
Chilectra (Chile)	99.1	1,541.2	152.9
Ampla (Brazil)	92.0	1,425.6	183.8
Edesur (Argentina)	71.6	814.2	(51.2)
Edelnor (Peru)	75.5	715.6	91.0
Coelce (Brazil)(3)	64.9	937.4	117.4
Codensa (Colombia)	48.4	1,183.2	262.0
Other non-electricity businesses
SIEI (Chile)(4)	100	59.8	5.3

(1)	Endesa Chile consolidates all generation facilities in Chile, Argentina, Colombia and Peru, with the exception of Central Dock Sud (Argentina) and EEPSA (Peru).
(2)	Figures correspond to Inversora Dock Sud S.A., an investment vehicle through which we hold our economic interest in Dock Sud.
(3)	As a consequence of a voluntary tender offer carried out between February and May 2014, our shareholding increased from 49.2% to 64.9%.
(4)	In December 2014, Inmobiliaria Manso de Velasco Ltda. merged into ICT Servicios Informáticos Ltda. This resulting company was renamed Servicios Informáticos e Inmobiliarios Ltda. (SIEI).

Generation and Transmission Segment

Celta (Chile)

Celta was formed in 1995 in order to build and operate two thermoelectric plants in the SING: a coal-fired plant with an installed capacity of 158 MW, and a gas/fuel oil power plant with 24 MW of installed capacity. On November 1, 2013, Endesa Eco (which had previously merged with San Isidro and Pangue) was merged into Celta. This merger was completed under the organizational simplification announced by Endesa Chile on February 29, 2012. Endesa Chile holds a 96.2% equity interest and we hold a 61.5% economic interest in Celta.

Endesa Chile (Chile)

Endesa Chile is a Chilean publicly held electricity generation company. On a stand-alone basis, excluding direct Chilean subsidiaries (which are described below), Endesa Chile has a total installed capacity of 6,351 MW as of December 31, 2014, with 17 generation facilities. Of the total installed capacity, 62% is from hydroelectric power plants and includes, among others, Ralco with 690 MW, El Toro with 450 MW, Rapel with 377 MW, and Antuco with 320 MW. Nearly 67% of its thermoelectric facilities are gas/fuel oil power plants, and the remaining are coal-fired steam power plants. Our economic interest in Endesa Chile is 60.0%.

GasAtacama (Chile)

GasAtacama is a generation company located in the northern region of Chile. It consists of a four-unit combined-cycle power plant of with a capacity of 780 MW and a gas pipeline, which allows the import of gas from Argentina. Since March 31, 2014, and after completing the purchase of a 50% ownership interest in GasAtacama Holding, Endesa Chile beneficially owns 98.1% of GasAtacama’s shares. Since May 1, 2014, Endesa Chile has fully consolidated GasAtacama Holding and GasAtacama in its consolidated financial statements. We beneficially own a 60.7% economic interest in GasAtacama.

Pehuenche (Chile)

Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities located in the hydrological basin of the Maule River, south of Santiago, with a total installed capacity of 699 MW. The 570 MW Pehuenche plant began operations in 1991, the 89 MW Curillinque plant began operations in 1993, and the 40 MW Loma Alta plant began operations in 1997. Endesa Chile holds 92.7% of Pehuenche and our economic interest in Pehuenche is 55.6%.

Cemsa (Argentina)

Cemsa’s principal activities are the trading of electricity and fuel oil. Cemsa has executed several agreements with Argentine electricity power stations to support its supply contracts. These are as follows: Costanera, Dock Sud, Centrales Térmicas del Noroeste S.A., and El Chocón. Endesa Chile indirectly holds 45.0% of Cemsa and our economic interest in Cemsa is 82.0%.

Dock Sud (Argentina)

Dock Sud owns and operates a 870 MW generation facility consisting of two plants. Dock Sud’s power station has four gas turbines and one steam turbine. Two of the gas turbines and the steam turbine comprise a combined-cycle power plant. In 2014, Dock Sud generated 4,786 GWh. Our economic interest in Dock Sud is 40.2% and in Inversora Dock Sud S.A. is 57.1%.

Costanera (Argentina)

Costanera is an Argentine publicly held electricity generation company, with 2,324 MW of total installed capacity in Buenos Aires. Costanera consists of six steam turbines with an aggregate capacity of 1,138 MW which burn oil and gas, and two natural gas combined-cycle facilities with a total capacity of 1,186 MW. Costanera was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. Endesa Chile owns 75.7% of Costanera’s shares, and we own a 45.4% economic interest.

El Chocón (Argentina)

El Chocón is an Argentine electricity generation company. It has two hydroelectric power stations with an aggregate installed capacity of 1,328 MW located between Neuquén and Río Negro provinces, in the Comahue Basin in southern Argentina. A 30-year concession, which expires in 2023, was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.0% of El Chocón’s shares in July 1993 during the privatization process. Endesa Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession. Endesa Chile beneficially holds 65.4% of El Chocón, and our economic interest is 39.2%.

Cachoeira Dourada (Brazil)

Cachoeira Dourada owns and operates a run-of-the-river hydroelectric plant using the flows from the Paranaiba River, located in the State of Goias, consisting of ten generating units totaling 665 MW of installed capacity. Cachoeira Dourada began its operations in 1997, and as of December 31, 2014, had a concession that expires in 2027. Enel Brasil has a 99.8% ownership interest in Cachoeira Dourada and our economic interest is 84.2%.

CIEN (Brazil)

CIEN is a Brazilian transmission and trading company wholly-owned by Enel Brasil. It transmits electricity through two owned transmission lines located between Argentina and Brazil, covering a distance of 500 kilometers, with a total interconnection capacity of 2,100 MW. As of December 31, 2014, CIEN-Line 1 had a concession that expires in six years, and CIEN-Line 2 had a concession that expires in eight years. CIEN consolidates CTM and TESA, which operate the Argentine side of the interconnection line with Brazil. Our economic interest in CIEN is 84.4%.

Enel Brasil (Brazil)

In 2005, Enel Brasil was formed in order to manage all Brazilian generation, transmission and distribution assets that Enel Latinoamérica owns in conjunction with Enersis, Endesa Chile and Chilectra. Enel Brasil consolidates operations of two generation companies (Cachoeira Dourada and Fortaleza), the transmission company CIEN, as well as two distribution companies (Ampla and Coelce). Endesa Chile owns 37.1% of Enel Brasil’s shares, and we beneficially own an 84.4% economic interest.

Fortaleza (Brazil)

Fortaleza owns and operates a 322 MW natural gas combined-cycle power plant, with a capacity to generate one-third of the electricity requirements of the State of Ceará, a state with a population of 8.2 million people. As of December 31, 2014, Fortaleza had a concession that expires in 17 years. Fortaleza is wholly-owned by Enel Brasil, and we hold an 84.4% economic interest.

Emgesa (Colombia)

Emgesa has a total installed generating capacity of 3,059 MW, of which 85% is from hydroelectric power plants and 15% is from thermoelectric power plants. Empresa de Energía de Bogotá S.A. directly holds a 51.5% equity interest in Emgesa. Endesa Chile beneficially owns 26.9% of Emgesa’s shares and has 31.3% of the voting rights. However, due to a transfer of 25.1% of the voting rights in Emgesa from us, as holders of a 21.6% direct ownership in Emgesa, to Endesa Chile and a shareholders’ agreement. Endesa Chile holds a majority of the voting rights and is allowed to appoint the majority of the Board members and, therefore, controls Emgesa. We beneficially own 37.7% of Emgesa. For more information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

Edegel (Peru)

Edegel, an electricity generation company, was acquired by Endesa Chile in 1995. It consists of seven hydroelectric plants and two thermal plants, with a combined installed capacity of 1,652 MW. In October 2009, Endesa Chile purchased an additional 29.4% stake in Edegel from Generalima, S.A.C., one of our subsidiaries, and as a result of this transaction, increased its ownership interest from 33.1% to 62.5%. In September 2014, we acquired a 39.0% stake that Inkia Americas Holdings Limited held in Generandes Perú S.A., a company that holds 54.2% stake of Edegel. With this transaction, we increased our economic interest in Edegel from 37.5% to 58.6%.

Edegel holds 80% of the shares of Chinango S.A.C. and Peruana de Energía S.A.A. (an unaffiliated entity) owns the remaining 20% of the shares.

EEPSA (Peru)

EEPSA has 297 MW of generation capacity, consisting of two thermal plants, Malacas and Malacas II, both of which are located in the province of Talara-Piura, which operate using locally produced natural gas. We beneficially own 96.5% of EEPSA.

Distribution Segment

Chilectra (Chile)

Chilectra is one of the largest electricity distribution companies in Chile as measured by the number of regulated customers, distribution assets and energy sales. Chilectra operates in a concession area of 2,105 square kilometers in the Santiago metropolitan area, serving approximately 1.7 million customers. Our shareholding is 99.1%.

Edesur (Argentina)

Edesur is one of the largest electricity distribution companies in Argentina in terms of energy purchases. Edesur operates in a concession area of 3,309 square kilometers in the south-central part of the Buenos Aires metropolitan area, serving approximately 2.5 million customers under a concession that expires in 73 years. Our economic interest in Edesur is 71.6%.

Ampla (Brazil)

Ampla is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil, in terms of number of customers and annual energy sales. Ampla is mainly engaged in the distribution of electricity to 66 municipalities located in the State of Rio de Janeiro, and serves 2.9 million customers in a concession area of 32,615 square kilometers. As of December 31, 2014, Ampla had a concession that expires in 12 years. We have a 92.0% economic interest in Ampla.

Coelce (Brazil)

Coelce is the sole electricity distributor of the State of Ceará, located in the northeastern part of Brazil, and serves over 3.6 million customers within a concession area of 148,825 square kilometers. As of December 31, 2014, Coelce had a concession that expires in 13 years. Prior to 2014, our economic interest in Coelce was of 49.2%, and as a result of the voluntary tender offer carried out between February and May 2014, our shareholding increased to 64.9%.

Codensa (Colombia)

Codensa is a Colombian electricity distribution company that serves a concession area of 14,456 square kilometers in Bogotá and other 96 municipalities of the provinces of Cundinamarca, Tolima and Boyacá, serving approximately 2.8 million customers. Our economic interest in Codensa, held directly and indirectly through Chilectra, is 48.4%, which represents 57.2% of the voting rights in Codensa As a result, we hold a majority of the voting rights and, pursuant to a shareholders’ agreement, appoint the majority of its Board members, and therefore, we have control over Codensa. For more information regarding the control and consolidation of Codensa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

Edelnor (Peru)

Edelnor, a Peruvian electricity distribution company, operates in a concession area of 1,517 square kilometers. It has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, as well as some provinces in the Lima region, including Huaral, Huaura, Barranca and Oyón, and the adjacent province of Callao. As of December 31, 2014, Edelnor distributed electricity to approximately 1.3 million customers. We hold a 75.5% economic interest in Edelnor.

Selected Related and Jointly-Controlled Companies

HidroAysén (Chile)

HidroAysén was incorporated in March 2007 to develop and exploit a hydroelectric project in the Aysén Region, in southern of Chile. Endesa Chile owns 51% of HidroAysén and Colbún owns the remaining 49%. Our economic interest in HidroAysén is 30.6%. Endesa Chile recorded an impairment loss of Ch$ 69,067 million attributed to the fourth quarter of 2014, related to the uncertainty of recovering the investment made in HidroAysén.

Transquillota (Chile)

Transquillota was formed by San Isidro and Colbún for the joint development of a 220 kV transmission line to dispatch the energy produced and to connect to both the San Isidro (which is now merged with Celta, one of Endesa Chile’s subsidiaries) and Nehuenco (a subsidiary of Colbún) plants to the SIC. The 220 kV transmission line is 8 kilometers long. The property is equally divided among Endesa Chile and Nehuenco. Endesa Chile’s economic interest is 48.1% and our economic interest is 30.7%.

Yacylec (Argentina)

Yacylec is an Argentine electricity transmission company. As of December 31, 2014, Yacylec had a concession that expires in 74 years. The Yacylec transmission system consists of:

•	Three 500 kV transmission lines, 4 kilometers each in length, from the Hidroeléctrica Yaciretá power station to the Rincón de Santa María transformer station.

•	The 500 kV Rincón de Santa María transformer station, located in the province of Corrientes.

•	A 500 kV transmission line (296 kilometers long) from the Rincón de Santa María transformer station to the Resistencia transformer station, and an expansion of the Resistencia transformer station, located in the province of Chaco.

•	A communications system.

Our economic interest in Yacylec is 22.2%.

Non-Electricity Businesses

SIEI (Chile)

SIEI is a company that provides consulting, management, administration, and contract operations related to information systems, technological information, telecommunications, and control systems in South America, as well as developing real estate projects in Chile. SIEI was formed in December, 2014, as a result of the merger of ICT Servicios Informáticos Ltda. with Inmobiliaria Manso de Velasco Ltda.

D.	Property, Plant and Equipment.

Our property, plant and equipment are concentrated primarily on electricity generation, distribution and transmission assets in the five countries in which we operate.

Property, Plant and Equipment of Generating Companies

We conduct our generation and transmission businesses directly and through our subsidiaries, Endesa Chile and Enel Brasil. In Chile, Endesa Chile owns 28 generation power plants. Endesa Chile also consolidates revenues from other non wholly-owned generation companies in Argentina, Colombia and Peru, which in turn own 26 additional generation power plants. We conduct our Brazilian operations through Enel Brasil and consolidate revenues from two other generation power plants. In addition, we directly consolidate revenues from two other non wholly-owned generation companies, which own two generation power plants, one in Argentina and one in Peru. As a result, we have an aggregate of 59 power plants in South America. Through Enel Brasil, we also own and operate a transmission system consisting of two 500 kilometer 2,100 MW transmission lines that link Rincón de Santa María in Argentina with Itá in the State of Santa Catarina in Brazil.

A substantial portion of our generating subsidiaries’ cash flow and net income is derived from the sale of electricity produced by our electricity generation facilities. Significant damage to one or more of our main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or any other such cause, could have a material adverse effect on our operations. Our generating subsidiaries insure all electricity generation facilities against damage due to earthquakes, fires, floods, other acts of god (but not for prolonged droughts, which are force majeure risks, and are not covered by insurance companies) and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, management believes that the risk of an event with a material adverse effect is remote. Claims under our generating subsidiaries’ insurance policies are subject to customary deductibles and other conditions. We also maintain business interruption insurance providing coverage for the failure of any of our facilities for a period of up to 24 months, including the deductible period.

The insurance coverage taken for Chilean and non-Chilean property are approved by each company’s management, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and is based on general corporate guidelines.

All insurance policies are purchased from reputable international insurers. We continuously monitor and meet with the insurance companies in order to obtain what we believe is the most commercially reasonable insurance coverage.

The following table identifies the power plants that we own, at the end of each year, by country and their basic characteristics:

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type(1)	2014	2013	2012
Chile			(in MW)
Endesa Chile	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass-through	18	18	18
	Sauzal	Pass-through	77	77	77
	Sauzalito	Pass-through	12	12	12
	Isla	Pass-through	70	70	70
	Antuco	Pass-through	320	320	320
	Abanico	Pass-through	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho	Pass-through	34	34	34

	Total hydroelectric		2,290	2,290	2,290
	Bocamina(2)	Steam Turbine/Coal	478	478	478
	Diego de Almagro	Gas Turbine/ Diesel Oil	24	24	24
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	399	399	399
	Quintero	Gas Turbine/Natural Gas+Diesel Oil	257	257	257

	Total thermal		1,467	1,467	1,467

	Total		3,757	3,757	3,757

Pehuenche	Pehuenche	Reservoir	570	570	570
	Curillinque	Pass-through	89	89	89
	Loma Alta	Pass-through	40	40	40

	Total		699	699	699

San Isidro(3)	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	—	—	379
	Pangue	Reservoir	—	—	467

	Total		—	—	846

Endesa Eco(3)	Canela	Wind Farm	—	—	18
	Canela II	Wind Farm	—	—	60
	Ojos de Agua	Pass-through	—	—	9

	Total		—	—	87

Celta(3)	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	—
	Pangue	Reservoir	467	467	—
	Canela	Wind Farm	18	18	—
	Canela II	Wind Farm	60	60	—
	Ojos de Agua	Pass-through	9	9	—

	Total		1,115	1,115	182

GasAtacama(4)	Atacama	Combined Cycle /Natural Gas+Diesel Oil	781	—	—

	Total		781

Total capacity in Chile			6,351	5,571	5,571

(1)	“Reservoir” and “pass-through” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines which generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel or fuel oil to produce steam that moves the turbines. “Gas Turbine” (“GT”) or “Open Cycle” refer to thermal power that uses either diesel or natural gas to produce gas that moves the turbines. “Combined Cycle” refers to a thermal power plant fueled with natural gas, diesel oil, or fuel oil to generate gas that first moves a turbine and then recovers the gas from that process to generate steam to move a second turbine.
(2)	On October 28, 2012, Bocamina II (350 MW) commenced commercial operation.
(3)	San Isidro. merged into Endesa Eco. on September 1, 2013, and the latter remained the surviving company. Subsequently, Endesa Eco merged into Celta on November 1, 2013, and Celta. was the surviving company.
(4)	GasAtacama was accounted for using the equity method and its installed capacity was not included in 2012, 2013 and a portion of 2014. Since May 1, 2014, GasAtacama has been fully consolidated following Endesa Chile’s purchase of an additional 50% interest in GasAtacama Holding.

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type(1)	2014	2013	2012
			(in MW)
Argentina
Costanera
	Costanera Steam Turbine	Steam Turbine/Natural Gas+Fuel Oil	1,138	1,138	1,138
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	859	859	859
	Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	327	327	327

	Total		2,324	2,324	2,324
El Chocón
	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Pass-through	128	128	128

	Total		1,328	1,328	1,328
Dock Sud(1)
	Dock Sud CC	Combined Cycle/Natural Gas+Diesel Oil	798	798	—
	Dock Sud TG	Gas Turbine/Natural Gas+Diesel Oil	72	72	—

	Total		870	870	—

Total capacity in Argentina			4,522	4,522	3,652

Brazil
Cachoeira Dourada	Cachoeira Dourada	Pass-through	665	665	665
Fortaleza	Fortaleza	Combined Cycle/Gas	322	322	322

Total capacity in Brazil			987	987	987

(1)	Enersis began consolidating Dock Sud as of April 1, 2013.

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type	2014	2013	2012
			(in MW)
Colombia
Emgesa
	Guavio	Reservoir	1,213	1,213	1,213
	Paraíso	Reservoir	276	276	276
	La Guaca	Pass-through	325	325	325
	Termozipa	Steam Turbine/Coal	236	236	236
	Cartagena	Steam Turbine/ Natural Gas	208	208	208
	Minor plants(1)	Pass-through	57	77	116
	Betania	Reservoir	541	541	541
	Dario Valencia(2)	Pass-through	150	50	—
	Salto II(3)	Pass-through	35	—	—
	Laguneta(4)	Pass-through	18	—	—

Total capacity in Colombia			3,059	2,926	2,914

Peru
Edegel
	Huinco	Pass-through	247	247	247
	Matucana(5)	Pass-through	137	133	129
	Callahuanca	Pass-through	80	80	80
	Moyopampa	Pass-through	66	66	66
	Huampani	Pass-through	30	30	30
	Santa Rosa(6)(7)	Gas Turbine/Diesel Oil	413	305	426
	Ventanilla(6)	Combined Cycle/Natural Gas	485	485	485

	Total		1,458	1,346	1,463
Chinango
	Yanango	Pass-through	43	43	43
	Chimay	Pass-through	151	151	151

	Total		194	194	194
EEPSA	Malacas(8)	Gas Turbine/Natural Gas+Diesel Oil	297	302	—

	Total		297	302	—

Total capacity in Peru			1,949	1,842	1,657

Consolidated capacity			16,868	15,848	14,781

(1)	Minor plants have an aggregate capacity of 57 MW. As of December 31, 2014 Emgesa owned and operated three minor plants: Charquito (19 MW), El Limonar (18 MW) and Tequendama (19.5 MW). In March 2014, the San Antonio (19.5 MW) plant was decommissioned. In October 2013, the La Tinta (19.5 MW) and La Junca (19.5 MW) plants were decommissioned.
(2)	In November 2013, the Dario Valencia power plant began commercial operations with 50 MW of installed capacity. During 2014 unit 1 (January) and unit 5 (April) also began commercial operations adding 100 MW of capacity. This power plant is part of the Salaco Hydroelectric project (see “— Investment Projects Completed during 2014” below), together with the El Limonar, El Salto II and Laguneta power plants.
(3)	In June 2014, the El Salto II (35 MW) power plant began commercial operations.
(4)	In December 2014, the Laguneta (18 MW) power plant began commercial operations.
(5)	The Matucana power plant increased its installed capacity by 4 MW in June 2013 and by 4 MW in July 2014.
(6)	The installed capacity of this power plant in 2014 was the result of tests made by COES.
(7)	In October 2013, unit TG 7 (121 MW) of the Santa Rosa power plant was decommissioned and in December 2014 it began commercial operations again. During 2014, unit TG 5 (January) and unit TG 8 (December) decreased Santa Rosa’s installed capacity by 13 MW.
(8)	As a result of the 2013 capital increase, Enersis began consolidating EEPSA as of April 2013. The installed capacity of this generation power plant was reduced by 0.79 MW in August 2013, according to test performed by the COES. In August 2014, unit TG1 (11.7 MW) of the Malacas power plant was decommissioned.

As of December 31, 2014, we received the ISO 14,001 certification for 97.9% of our installed capacity in South America, which included all of our generation facilities that produced 100% of the total annual generation in accordance with the this standard. The Bocamina II generating unit is the only not certified facility because it was out of service during 2014.

Property, Plant and Equipment of Transmission and Distribution Companies

We also have significant interests or investments in electricity distribution. The description for each distribution company is included in this “Item 4. Information on the Company.” The table below describes our main equipment used for our distribution business, such as transmission lines, substations, distribution networks and transformers.

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

Transmission lines and the equipment attached to them do not qualify as insurable assets for property damage, although they have insurance policies including civil liability clauses for damages against third parties caused by these transmission installations. These criteria apply in the case of the Argentina-Brazil interconnection line, our main transmission asset, for which there is insurance coverage for damage to the assets and civil liability for the Garabí conversion station, the Argentina/Brazil connection substations and up to one kilometer of lines from the substations. Only third-party liability coverage is applicable for the rest of the transmission lines.

TABLE OF DISTRIBUTION FACILITIES

General Characteristics

	Location	Concession Area	Transmission Lines(1)
			2014	2013	2012
		(in km2)	(in kilometers)
Chilectra	Chile	2,105	355	355	355
Edesur	Argentina	3,309	1,115	1,115	1,146
Ampla	Brazil	32,615	2,351	2,363	2,363
Coelce	Brazil	148,825	5,069	4,875	4,628
Codensa(2)	Colombia	14,456	1,247	1,247	1,247
Edelnor	Peru	1,517	534	501	471

Total(3)		202,833	10,671	10,456	10,210

(1)	The transmission lines consist of circuits with voltages in the 27-220 kV range.
(2)	The concession area figure differs from previous disclosures as it was reviewed in 2014 and updated accordingly following an update of the territorial area of municipalities, conducted by National Administrative Department of Statistics (“DANE” in its Spanish acronym).
(3)	Figures do not include 49% of our jointly-controlled company, EEC, which was previously reported in 2012, due to its accounting under the equity method since January 1, 2013.

Power and Interconnection Substations and Transformers(1)

	2014			2013			2012
	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)
Chilectra	54	161	7,673	54	160	7,598	54	157	7,448
Edesur	70	174	11,949	67	170	11,599	68	174	11,607
Ampla	117	225	4,658	117	223	4,695	117	223	4,542
Coelce	108	175	2,807	106	170	2,620	102	161	2,467
Codensa	61	233	8,955	61	231	8,875	61	229	8,795
Edelnor	35	81	3,621	33	76	3,325	32	73	3,050

Total(2)	445	1,049	39,663	438	1,030	38,712	434	1,017	37,909

(1)	Voltage of these transformers is in the range of 500 kV (high voltage) and 7 kV (medium voltage).
(2)	Figures do not include 49% of our jointly-controlled company, EEC, which was previously reported in 2012, due to its accounting under the equity method since January 1, 2013.

Distribution Network - Medium and Low Voltage Lines(1)

	2014		2013		2012
	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage
			(in Kilometers)
Chilectra	5,152	11,016	5,111	10,838	5,070	10,655
Edesur	7,577	16,541	7,417	16,021	7,373	16,007
Ampla	34,649	17,858	34,000	17,858	33,642	17,600
Coelce	83,318	49,718	82,244	48,951	81,460	47,968
Codensa	20,016	28,136	19,902	27,825	19,563	27,285
Edelnor	4,308	21,819	4,191	21,402	4,064	20,731

Total(2)	155,020	145,088	152,865	142,895	151,172	140,246

(1)	Medium voltage lines: 7 kV - 34.5 kV; low voltage lines: 380-110 V.
(2)	Figures do not include 49% of our jointly-controlled company, EEC, which was previously reported in 2012, due to its accounting under the equity method since January 1, 2013.

Transformers for Distribution(1)

	2014		2013		2012
	Number of Transformers	Capacity	Number of Transformers	Capacity	Number of Transformers	Capacity
		(in MVA)		(in MVA)		(in MVA)
Chilectra	28,995	7,621	28,893	7,313	28,570	7,011
Edesur	22,155	6,062	22,912	5,918	23,195	5,781
Ampla	118,358	4,666	115,024	4,483	113,256	4,338
Coelce	142,837	4,719	140,336	4,655	137,729	4,593
Codensa	68,594	9,147	67,727	8,710	66,720	8,306
Edelnor	10,532	1,699	10,368	1,617	10,122	1,519

Total(2)	391,471	33,914	385,260	32,696	379,592	31,548

(1)	Voltage of these transformers is in the range of 34.5 kV (medium voltage) and 110 V (low voltage).
(2)	Figures do not include 49% of our jointly-controlled company, EEC, which was previously reported in 2012, due to its accounting under the equity method since January 1, 2013.

Project Investments

The total investment of each project described below was translated into Chilean pesos at the exchange rate of Ch$ 606.75 per U.S. dollar, the U.S. dollar Observed Exchange Rate for December 31, 2014. Budgeted amounts include connecting lines that could eventually be owned by third parties and paid as tolls, unless otherwise indicated.

Investment Projects Completed during 2014

Colombia. Salaco Hydroelectric Project

The Salaco optimization project consisted of adding 145 MW of capacity to the hydro cascade of the Bogotá River, through major maintenance and modernization of six generating units that had been out of service. The units refurbished are located in three generating stations: Salto II (increasing capacity from 19.4 MW to 35 MW), Laguneta (increasing capacity from 18 MW to 36 MW) and Darío Valencia (increasing capacity from 38.8 MW to 150 MW), all of which were previously being dispatched as small hydro plants on a marginal basis. The Laguneta power plant was reconfigured for commercial convenience into two minor plants: Laguneta and Limonar, allowing us to have a continuous generation and to increase our operating income. The increase in capacity generated an additional 323.8 GWh during 2014 and is expected to generate approximately 482 GWh per year.

Renovation work began in February 2013, and is substantially completed, although there is some work still pending related to auxiliary and ancillary equipment and the integration of the SCADA system, a system to control and remotely operate the power plant. On November 6, 2013, Darío Valencia’s HPP unit 2 (50 MW) resumed commercial operation and during 2014 the remainder of the units also began commercial operation (see notes (3) through (5) of the table showing the installed capacity in Colombia).

This project is being financed with internally generated funds. The total estimated investment is Ch$ 26,515 million of which Ch$ 22,771 million was accrued as of December 31, 2014.

Projects under Construction

Colombia. El Quimbo Hydroelectric Project

The El Quimbo hydroelectric project is located in the province of Huila, southeast of Bogotá, on the Magdalena River, upstream of the Betania power plant. Its installed capacity will be 400 MW through two generation units. The estimated average generation is 2,216 GWh per year. The construction began in December 2010 and is expected to be completed by September 2015.

During 2014, two significant landslides (March 12th and June 14th) occurred in the area of the auxiliary dam, downstream of the structure. As a consequence, we needed to reschedule activities and the initial filling of the reservoir is anticipated to take place in June 2015. As a result, units 1 and 2 are estimated to begin operations on August 30 and September 30, 2015, respectively.

The main advances in construction in 2014 were:

•	In March 2014, we finished all the concrete work and machine housing of unit 1 and unit 2.

•	In May 2014, we finished phase I of civil works, including the concrete face of the dam.

•	In October 2014, we completed of the unit 1 rotor assembly in the penstock (including alignment and leveling).

•	In November 2014, we finished the testing of the unit 1 transformer in its final location.

This project is being financed primarily with external sources, through local and international bonds. The estimated total investment is Ch$ 723,308 million, of which Ch$ 473,828 million was accrued as of December 31, 2014.

Chile. Los Cóndores Hydroelectric Project

The Los Cóndores project will be located in the Maule region. It consists of a 150 MW run-of-the river hydroelectric power plant, which will use water from the Maule Lake reservoir through a 12 kilometer penstock. The power plant will be connected to the SIC at the Ancoa substation (220 kV) through an 87 kilometer transmission line.

The feasibility study for the project has been completed. It considers the use of a Tunnel Boring Machine (TBM) for the construction of the tunnel, which is a method that does not use explosives, therefore being more efficient than the conventional method of drilling and blasting. The TBM method has higher safety standards and a lower environmental impact for the construction of the tunnel connecting the project to the Maule Lake. The environmental permit for this generation power plant was obtained in 2011. Basic engineering was completed at the end of 2011. The transmission line project received its environmental qualification resolution in May 2012, and in May 2013, the transmission project obtained its final approval. In November 2013, Endesa Chile obtained a hydraulic work permit authorizing the river course change for the construction of the plant.

On March 27, 2014, our Board of Directors authorized the project. During 2014, we awarded the main contracts of the power plant, in order to start the construction; civil works were awarded to the Ferrovial Agroman Consortium, the electromechanical equipment to Voith and the transmission line to Abengoa, all unrelated companies.

Construction is expected to be completed in 2018. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 393,995 million, of which Ch$ 54,471 million was accrued as of December 31, 2014.

Projects Under Development

We continuously analyze different growth opportunities in the countries in which we participate. Currently, we are studying and assessing our project portfolio, focusing on constructing smaller, less invasive power plants. These plants are constructed faster, allow greater flexibility to activate or deactivate according to system needs, and are generally more acceptable to residents. Additionally, an additional focus will be placed on the development of renewable technologies. Thus, the expected start-up for each project is continuously assessed and will be defined based on the commercial opportunities and our financing capacity to fund these projects. The most relevant projects in the pipeline are as follows:

Generation Business

Chile. Neltume Hydroelectric Project

The Neltume project is located in Los Ríos region, on the upper part of the Valdivia River basin. The Neltume project consists of a 490 MW installed capacity run-of-the-river hydro power plant that will take advantage of the existing energy potential between the Pirehueico and Neltume Lakes. It will be connected to the SIC through a 42 kilometer 220 kV transmission line from Neltume to Pullinque.

The Neltume power generation project has been under the environmental assessment process since December 2010, and is currently entering the fourth round of questions and answers. During 2011, basic engineering studies began and supplementary studies for environmental process were carried out. During 2012, basic engineering studies were completed.

During 2013, we prepared and submitted supplemental information Addenda Number 4 to the environmental authority, both for the plant and for the transmission line, in response to a fourth consolidated observations report (ICSARA Number 4) issued by the Environmental Evaluation Service (“SEA”). During the second half of 2013, the SEA initiated the indigenous survey process to the local people in the area, to ascertain their position about the project and to comply with Convention Number 169, “Indigenous and Tribal Peoples Convention” of the International Labor Organization (“ILO”). There is no legal deadline to complete the indigenous inquiry and the environmental assessment process is suspended until it is concluded. However, we expect that both the Indigenous Inquiry and the environmental assessment will conclude during 2015.

Currently, we expect construction to start during 2018 and completion in 2022. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 762,547 million, of which Ch$ 30,291 million was accrued as of December 31, 2014.

Chile. HidroAysén Hydroelectric Project

The HidroAysén hydroelectric project, 51%-owned by Endesa Chile, consisted of five hydroelectric power plants, with an aggregate installed capacity of 2,750 MW, two of which were planned in the Baker River (660 MW and 360 MW) and the remaining three in the Pascua River (770 MW, 500 MW and 460 MW). The project was expected to have an annual average generation capacity of 18,430 GWh, or 36% of the consumption of the SIC during 2013, and had the potential of becoming the most important hydroelectric initiative in Chile. The total surface of the dam, considering the five power plants, was planned for 5,910 hectares, and would have been one of the most efficient worldwide in terms of power capacity per surface flooded.

As is established by law, the HidroAysén project entered its Environmental Impact Assessment Study (“EIA”) for processing in August 2008, and after three years of exhaustive evaluation, obtained a favorable EIA with some environmental observations on May 9, 2011. During 2012, HidroAysén ended a long judicial process started by opponents to the project, who attempted to stop the initiative. In April 2012, the Santiago Supreme Court ruled in favor of HidroAysén, rejecting the claims filed by environmental organizations, which had been heard by the Court of Appeals of Coyhaique and then the Court of Appeals of Puerto Montt. The highest court of law in the country validated the environmental approval of HidroAysén.

Opponents to the project and HidroAysén filed appeals with the Chilean Council of Ministers regarding certain requirements established in the approved environmental qualification resolution (“RCA” in its Spanish acronym). Although the Chilean Council should have taken 60 business days to resolve the matters, it took over two years, and it requested additional studies in order to resolve the pending claims. In January 2014, during President Piñera’s government, the majority of these claims were resolved by the Chilean Council of Ministers. In March 2014, President Michelle Bachelet took office, and during that month a new Chilean Council of Ministers was convened, and it repealed the decisions taken in January 2014. The new Chilean Council of Ministers stated it would study the issue again and resolve all claims within the 60 business day timeframe established by law. In June 2014 the new Council of Ministers unanimously voted to revoke the RCA.

In August 2014, HidroAysén appealed to the Santiago and Valdivia Environmental Courts of Law, and later requested the processing of the legal cases be unified in a single court of law. As of the date of this Report, there is still no clarity regarding the time periods to resolve, both the definition of competence of both courts of law, as well as the definite resolution of the appeal.

On January 29, 2015, Endesa Chile determined not to proceed with this project as had been defined until recently and recorded an impairment loss of Ch$ 69,067 million attributed to the fourth quarter of 2014, related to the uncertainty of recovering the investment made in HidroAysén, mainly as a consequence of its long judicial process in order to obtain enviromental approvals. For more details about the impairment charge, please refer to “Item 5 Operating and Financial Review and Prospects — A. Operating Results. — 2. Results of Operations for the Years ended December 31, 2014 and December 31, 2013. — Results of Associates.”

Chile. Punta Alcalde Thermoelectric Power Plant

The project consisted of the construction of two 370 MW coal-fired thermoelectric power plants located in the Atacama region, totaling 740 MW of installed capacity. The plant would have been connected to the SIC at the Maitencillo substation (220 kV) through a 44 kilometer transmission line.

In 2009, we started with the required assessment process in front of the environmental authorities, who rejected the project. In January 2014, the Supreme Court ruled in favor of the project, but imposed several conditions in the RCA, including steps to improve air quality in the nearby town of Huasco, as well as certain additional environmental evaluations.

In light of the changes requested by the Court, we concluded that major modifications to the approved RCA were needed in order to make the project economically and technologically more sustainable. On January 29, 2015, we halted development of the power plant and the related transmission project. We recorded a Ch$ 12,582 million impairment loss related to the Punta Alcalde project in the fourth quarter of 2014. For more details about the impairment charge, please refer to “Item 5 Operating and Financial Review and Prospects — A. Operating Results. — 2. Results of Operations for the Years ended December 31, 2014 and December 31, 2013. — Operating Costs — Selling and Administrative Costs.”

Chile. Taltal Combined-Cycle

The project consists of the construction of a steam turbine for converting the existing Taltal gas-fired open cycle plant to a combined-cycle plant by adding a turbine in the vapor phase, which would use the steam generated by the gas turbines’ heat emissions to produce energy. Taltal power plant is located in the Antofagasta region. Currently, the existing Taltal power plant has two gas turbines of 123 MW each. The extra power to be added by the steam turbine would be approximately 120 MW and therefore, the Taltal power plant would achieve a total capacity of 370 MW and an efficiency increase. The energy produced will be supplied to the SIC through the existing 220 kV double circuit Diego de Almagro – Paposo transmission line.

In December 2013, an optimized Environmental Impact Statement (“DIA” in its Spanish acronym) was submitted for approval to the SEA. The main optimization relates to a change in the cooling system, which was originally designed as a wet system (using sea water) and is being modified to a dry cooling system. During 2014, we progressed on drafting Addendum No. 1 of the DIA responding to the first round of observations formulated by the SEA. The Addendum was submitted to the SEA during the first quarter 2015. Currently, we are studying and assessing our project portfolio; therefore, the project does not have any defined dates for the beginning of construction and commercial start-up. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 179,439 million. The amount invested as of December 31, 2014 was Ch$ 2,596 million.

Peru. Curibamba Hydroelectric Project

Curibamba consists of a 188 MW run-of-the-river power plant and a 134 kilometer transmission line that will connect it to SEIN at Pachachaca substation (220 kV). This power plant will be located 385 kilometers northeast of Lima, upstream of Chimay hydroelectric power plant (province of Junín), and will use the waters of the Comas and Uchubamba Rivers through an 8.1 kilometer penstock.

During 2013, the EIA study for the first section of the transmission line (Curibamba – Oroya Nueva, 112 kilometers) was approved, while the EIA study for the second section (Oroya Nueva – Pachachaca, 22 kilometers) is currently in its final stage of assessment. In addition, archaeological permits were successfully obtained for the transmission line and the electrical connection study that was submitted in 2012 obtained COES approval. All documents required to obtain the electricity concession were presented to the authority in December 2013. In January 2015, the Peruvian Ministry of Energy and Mining approved the 2015 - 2024 Binding Transmission Plan, with this the connection of the power plant is being reviewed as it would enable an interconnection to a closer substation located only 40 km from the project.

During 2014, we continued with the bidding process for the project’s main contracts (civil works, equipment supply and electrical interconnection) and we started with studies required for obtaining prior permits to the project construction.

Currently, the project has a definite generation concession for the power plant, the approved Environmental Impact Study, as well as certificates stating the Non-Existence of Archaeological Remains, both for the power plant as well as for the transmission line.

We anticipate participations in hydroelectric bids that the Peruvian government expects to hold in 2015. The construction is expected to start during the first quarter of 2015 with completion scheduled for 2019. This project is being financed primarily with internally generated funds, with an estimated total investment of Ch$ 436,281 million, of which Ch$ 13,887 million has been accrued as of December 31, 2014.

Distribution Business

Argentina

In 2014, Edesur invested Ch$ 131 billion in projects aimed at improving the quality of service and protecting public safety, including the Pérez Galdós station reconversion project and the extension of the substations Almirante Brown, Calzada, Echeverría, Bosques, Transradio, Caballito, Barracas and Pompeya. We expect these works carried out in 2014 will be fully operational in 2015. Also, Edesur also invested in the medium voltage network telecontrol project, which seeks to reduce supply interruption times for users. During 2014, Edesur incorporated 57 new transformer centers; these are high-tech monitors that communicate with the control center.

Additionally, Edesur started-up the “2014 Winter Plan” and “2014-2015 Summer Plan,” which contains a series of preventive actions focused on counteracting the increase in demand due to extreme temperature periods, along with the general contingencies plan, maintenance of installations and network plan, media information plan, availability of human resources, professional meteorologists’ services and availability of mobile energy generating units located in critical points.

As for innovation and energy efficiency matters, Edesur presented the Enel technology at recharging stations for electric vehicles in various events, targeted at incentivizing projects aligned with electric mobility and clean environment concepts.

Brazil

In 2014, Ampla invested a total of Ch$ 137 billion, allocated to implementing new connections, improving the quality of distribution networks and carrying out projects to reduce energy losses. Ampla invested in control systems, through the use of technology and social activities.

Coelce invested Ch$ 67 billion targeted at satisfying network and connection needs of clients and to support the recent sustained growth in demand in the State of Ceará.

Chile

During 2014, investments for Ch$ 66.7 billion were made in projects focused on satisfying the increase of energy demand, quality of service, safety and information systems. Among them is the 75 MVA extension in transformation capacity, particularly in substations Lo Valledor, Santa Elena and Altamirano.

Chilectra continued with the construction of the 220 kV Chicureo Line and the 220/23 kV Chicureo Substation, which are expected to be operational during the first half of 2015. Chilectra also built the Maulen and Haydh feeders, both of 12 kV, in the Chacabuco and San Joaquín substations, respectively. In addition, for the supply of large clients, Chilectra built the Titanium and Vista Alegre feeders (also at 12 kV each) in the Vitacura and Bicentenario substations, respectively.

Finally, investments to increase medium voltage network automation continued by incorporating 80 new telecontrolled monitors, reaching a total of 600.

Colombia

In 2014, Codensa invested Ch$ 106 billion in projects meant to ensure the sustainability and growth of the distribution business, mainly to service new demand, improve service quality, reliability of the distribution system and compliance of legal requirements.

Peru

In 2014, Edelnor invested Ch$ 85 billion, representing an increase of 33.3% in comparison to 2013. The most important investments were the extension of capacity of transformation substations (Ch$ 19.9 billion), the extension and strengthening of medium and low voltage networks (Ch$ 15.3 billion), the extension of capacity in feeders in medium and low voltage (Ch$ 4 billion), the assistance/electrification of new projects for the extension of electric networks in shanty towns (Ch$ 4.9 billion), the safety improvement in facilities (Ch$ 14.2 billion), the improvement in public lighting infrastructure (Ch$ 3.8 billion) and other investments focused on reducing commercial losses (Ch$ 3.4 billion).

Major Encumbrances

Costanera’s supplier debt with Mitsubishi Corporation (“MC”) corresponds to the remaining payments on equipment purchased from MC in November 1996, which was refinanced in October 2014. The value of the assets pledged to secure this debt was Ch$ 16 billion as of December 31, 2014. Additionally, Costanera has granted liens in favor of Credit Suisse in guarantee of a loan, which were valued at Ch$ 6 billion as of December 31, 2014.

Climate Change

In recent years, Chile and the region have seen an increase of developments related to NCRE and strategies to combat climate change. This has required both the public and private sectors to adopt strategies in order to comply with the new environmental requirements, as evidenced by legal obligations at the local level, commitments assumed by countries at the international level, and the demanding requirements of the international markets.

NCREs provide energy with minimal environmental impact and without CO2 emissions. They are therefore considered technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

The Canela wind farm (18 MW, in operation since 2007) and Canela II wind farm (60 MW, in operation since 2009) and the Callahuanca hydroelectric power station (80.2 MW in operation since 1938) are the NCRE facilities owned by Endesa Chile, and which have contributed clean and renewable energy to their respective national grids. Regarding the development of CO2 emission reduction mechanisms, the projects in the Clean Development Mechanism (“CDM”) circuit were as follows:

Canela Wind Farm: On April 3, 2009, the United Nations Framework Convention on Climate Change (“UNFCCC”) approved the registration of the Canela project as a CDM project, which recognizes that this wind farm may verify and trade credits for greenhouse gas emissions that it will avoid during its useful life. On February 24, 2014, the UNFCCC approved the issuance of credits for 44,919 tons of CO2 emissions for the operational period of 2009 through 2011. Certified Emission Reductions (“CERs”) of subsequent periods have not yet been verified.

On August 8, 2013, the Canela wind farm achieved registration under the Gold Standard (“GS”). This allowed Endesa Chile to apply for the GS verification process, which would provide GS Voluntary Emission Reductions (“VER”).

Canela II Wind Farm: On August 12, 2012, the UNFCCC approved the registration of the Canela II project as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse gas emissions that it will avoid during its useful life.

Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project: On June 20, 2011, the UNFCCC approved the registration of this project as a CDM, which recognizes that it may verify and trade the greenhouse gas emissions that it will be avoided during it useful life.

On October 31, 2013, the Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project obtained the registration/verification under the VER + standard. A total amount of 2,496,494 tons of CO2 were avoided during the period of October 19, 2006 through June 19, 2011. As a result of it, Edegel received credit for 2,496,494 tons of CO2 emissions in the form of pre-CDM VERs.

The Rehabilitation of the Callahuanca Hydroelectric Power Station Project: On January 4, 2008, the UNFCCC approved the registration of this project as a CDM, which recognizes that it may verify and trade the greenhouse gas emissions that it will be avoided during it useful life.

On July 7, 2008 the Rehabilitation of the Callahuanca Hydroelectric Power Station Project obtained the registration/verification under the VER + standard. A total amount of 19,951 tons of CO2 were avoided during 2007. As a result, Edegel received credit for 19,949 tons of CO2 emissions in the form of pre-CDM VERs.

Detail of CDM Projects Processed in 2014 by Endesa Chile

CDM project	Company/country	Position as of December 31, 2014	Emission factor (tons CO2e/MWh)	Approximate emissions avoided (tons CO2e/year)(1)

Canela Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since April 2009. Issuance of 44,919 CERs(2) during the period from 2009 to 2011.Subsequent periods are not yet verified.	0.5713	27,251

Canela Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Gold Standard (Voluntary Standard) since August 2013.	0.5713	27,251 (VER not yet verified) (3)

Canela II Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since August 2012. CDM procedure implemented.	0.6541	89,990

Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project	Edegel (Peru)	Registered with the Executive Authority of the UNFCCC since 2011. CDM procedure implemented.	0.454	407,296

Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project	Edegel (Peru)	Registered with the VER + Standard (Voluntary Standard) since October 2013.	0.454	407,296

Rehabilitation of the Callahuanca hydroelectric power station	Edegel (Peru)	Registered with the Executive Authority of the UNFCCC since 2008. CDM procedure implemented.	0.449	18,189

Rehabilitation of the Callahuanca hydroelectric power station	Edegel (Peru)	Registered with the VER + Standard (Voluntary Standard) since July 2008.	0.449	18,189

(1)	Obtained from the PDD (Project Design Document) of each project.
(2)	CER: Certified Emission Reductions.
(3)	VER: Voluntary Emission Reductions.

In compliance with the group climate change guidelines, we have secured the certification of our carbon footprint for a third time. The independent certification authority of the Spanish Association of Standards and Certification (Asociación Española de Normalización y Certificación or “AENOR”) has acknowledged the validity of the methodology. Acknowledgement by AENOR includes verification of the group’s carbon footprint reports from 2009 to 2013, while for the 2014 report, the data will be audited during 2015. A carbon footprint is the sum of all greenhouse gases (“GHGs”) produced by a company in the course of its business activity. We are striving to reduce our emissions as part of our commitment to combat climate change. The first step involves measuring our carbon footprint.

As part of the process of calculating our carbon footprint, we plan to obtain a GHG inventory, including direct emissions associated with activities controlled by us. We also plan to obtain a GHG inventory of indirect emissions, which are not generated through sources we control but are consequences of our activities.

The tools used to calculate emissions include audits and checks at all of our facilities. This enables us to monitor our carbon footprint throughout the entire electricity supply chain. Calculating the carbon footprint also enables us to identify phases of our activities with the greatest potential to boost energy efficiency and reduce emissions.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results.

General

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein. Our consolidated financial statements as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 have been prepared in accordance with IFRS, as issued by the IASB.

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We are an electricity holding company that owns and operates power generation, transmission, and distribution companies in Chile, Argentina, Brazil, Colombia, and Peru. Virtually all of our revenues, income and cash flows come from the operations of our subsidiaries, jointly-controlled companies and associates in these five countries.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes to the economic conditions in countries in which we operate may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rates between the Chilean peso and the currencies of the other four countries in which we operate. These exchange variations may materially impact the consolidation of the results of our companies outside Chile. Lastly, we have certain critical accounting policies that affect our consolidated operating results.

Our diversification strategy aims to balance the impact of significant changes in one country with opposing changes in other countries, or within generation and distribution, in order to reduce, as much as practicable, the adverse impact of variations in the main factors that affect our consolidated operating results. The impact of these factors on us, for the years covered by this Report, is discussed below.

Prior to the 2013 capital increase, we did not have a direct participation in Emgesa, while Endesa Chile directly owned 26.9% of the equity interest and 31.3% of the voting rights of Emgesa (through the ownership of shares with voting rights). Although Endesa Chile owned less than 50% of the equity interest and the voting rights of Emgesa, Endesa Chile was deemed to exercise control over Emgesa as a result of the transfer of 25.1% of the voting rights to Endesa Chile by Enel Latinoamérica, as the holder of a 21.6% interest in Emgesa at the time, and pursuant to a shareholders’ agreement with EEB (which owns 51.5% of the equity interest in Emgesa) signed on August 27, 1997. This agreement along with the voting rights gave Endesa Chile the right to appoint a majority of Emgesa’s Board members and, therefore Endesa Chile historically consolidated Emgesa in its consolidated financial statements. In addition, after the contribution of Enel Latinoamérica’s 21.6% interest in Emgesa to us in the 2013 capital increase, we transferred our 25.1% voting rights in Emgesa to Endesa Chile in the same manner as Enel Latinoamérica had done previously. As a result of this transfer, Endesa Chile directly owns 26.9% of the equity interest and 56.4% of the voting rights of Emgesa as of the date of this Report and continues to consolidate Emgesa in its consolidated financial statements and to appoint a majority of Emgesa’s Board members. While we own less than 50% of the equity interests and the voting rights of Emgesa as of the date of this Report, Emgesa is regarded as our subsidiary because Endesa Chile’s control over Emgesa.

On October 23, 1997, Enersis and Chilectra acquired 48.4% of the equity interest in Codensa through an international public bidding process held by the Colombian government. The remaining interest was held by EEB. As of the date of this Report, we own 48.4% of the equity interest and 57.2% of the voting rights of Codensa (through the ownership of shares with voting rights) both directly and indirectly through our ownership of Chilectra. While we own less than 50% of the equity interests, Codensa is regarded as our subsidiary because of our voting rights. Pursuant to a shareholders’ agreement with EEB (which owns 51.6% of the equity interest in Codensa) signed on October 23, 1997 we have the right to appoint a majority of Codensa’s Board members and, therefore, we consolidated Codensa in our consolidated financial statements.

Since April 1, 2013, we have consolidated certain companies contributed by Endesa Spain to us in connection with our 2013 capital increase, which affected the comparison of results of operations for the years ended December 31, 2013 and 2012. See “Item 10. Additional Information —B. Memorandum and Articles of Association — Capitalization.”

Since May 2014, we have fully consolidated GasAtacama Holding and its subsidiaries, including GasAtacama, in our consolidated financial statements, as a result of Endesa Chile’s purchase of an additional 50% of GasAtacama Holding’s shares from Southern Cross Latin America Private Equity Fund III, L.P., which increased our economic interest in GasAtacama to 60.7%. Before this transaction, the companies were recognized as jointly-controlled companies. The measurement of the fair value of the 50% pre-existing stake we had already held in GasAtacama Holding resulted in a gain of Ch$ 21.5 billion. Since the date of acquisition, GasAtacama Holding has contributed Ch$ 113.1 billion in revenues and Ch$ 33.4 billion in income before tax to our results.

a.	Generation Business

A substantial part of our generation capacity depends on the hydrological conditions prevailing in the countries in which we operate, although generally only extreme hydrological conditions would materially affect our operating results and financial condition. In terms of installed capacity as of December 31, 2014 (8,828 MW), 2013 (8,677 MW) and 2012 (8,666 MW), 52%, 55% and 57%, respectively, was hydroelectric. See “Item 4. Information on the Company – D. Property, Plant and Equipment.”

Hydroelectric generation was 34,000 GWh in 2014, 30,869 GWh in 2013 and 34,499 GWh in 2012. Our 2014 hydro generation was higher than in 2013 mainly due to more favorable hydrological conditions in Chile, Argentina and Colombia. Nevertheless, some important reservoirs, principally in Chile and Argentina, are still at low levels due to droughts over the last four years, characterized by low rainfalls and a poor snowmelt. Several years of good hydrological conditions are needed to reach historical normal levels.

In order to mitigate hydrological risk, hydroelectric generation in Chile had to be substituted with thermal generation (natural gas, LNG, coal or diesel) and energy purchases on the spot market, both of which resulted in higher costs, in order to meet our obligations under contracts with both regulated and unregulated customers.

Our thermal generators burn natural gas, LNG, coal or diesel. We can offset the effect of poor hydrological conditions (reservoir levels, rain and snow) with thermal generation and electricity purchases. Our thermal installed capacity and the ability to purchase electricity from other generators allow us to increase thermal generation and/or purchase electricity from competitors to meet our energy commitments. In addition, given the industry structure and the percentage of hydroelectric generation capacity in the countries in which we operate, when hydrological conditions are poor, electricity prices generally increase. Under certain circumstances, poor hydrological conditions can potentially lead to higher revenues and sometimes, higher operating income.

On December 17, 2013 the local Court of Concepción ordered the temporary shutdown of the Bocamina II power plant. The court ruled in favor of a local fishermen’s union based on claims that our Bocamina II coal-fired facility adversely affected marine life and polluted ocean water. Endesa Chile submitted several documents and studies, mitigation plans to the authorities, as well as a new Environmental Impact Study regarding the optimization of the plant. Nevertheless, the plant and all the related facilities remained closed during 2014. On March 16, 2015, the Chilean Court approved the new RCA; therefore the power plant may be in operation within the first half of 2015, after complying with the conditions established in the new RCA.

Operating costs in connection with thermal generation and energy purchases are higher than the variable cost of hydroelectric generation in normal hydrological conditions. The cost of thermal generation does not depend on hydrology but instead on global commodity prices for natural gas, coal, LNG and diesel. However, the cost of electricity purchases in the spot market does depend on hydrology and commodity prices.

The impact of poor hydrological conditions on our operating results depends on the effects of such conditions on the electricity market prices, on our hydroelectric generation, our cost of thermal generation, and our need for energy purchases. The effect of poor hydrological conditions on market prices may increase or decrease our operating margin, depending on several relevant market factors. In recent years, additional thermal capacity has helped to offset poor hydrology, resulting in better operating margins.

For additional information on the effects of hydrological conditions on our operating results, see “Item 3. Key Information — D. Risk Factors — Because our generation business depends heavily on hydrological conditions, droughts may adversely affect our profitability.”

b.	Distribution Business

Our electricity distribution business is conducted in Chile through Chilectra, in Argentina through Edesur, in Brazil through Ampla and Coelce, in Colombia through Codensa, and in Peru through Edelnor. For the year ended December 31, 2014, electricity sales increased by 2.9% compared to 2013, totaling 77,631 GWh. Currently these six distributors serve important South American cities, providing electricity to over 14.7 million customers. These companies face growing electricity demand, because of organic growth in demand, which obliges them to continually invest in their facilities.

Among the key factors that impact on financial results are regulations. This is especially true when the actions adopted by government authorities define or intervene with directly regulated customer tariffs, or affect the price at which distributors can buy their energy. In addition, we are focusing on reducing the losses, especially those due to illegally tapped energy, and improving our collectability indexes in order to improve our efficiency. The ability to buy electricity relies highly on generation availability and government regulation. Currently, Chilectra is the technical operator of Edesur, Edelnor, Ampla and Coelce, but does not receive operator fees.

c.	Selective Regulatory Developments

The regulatory framework governing our businesses in the five countries in which we operate has a material effect on our results of operations. In particular, regulators set (i) energy prices in the generation business, taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth, and (ii) distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the “Value Added from Distribution,” or VAD, all of which are intended to reflect investment and operating costs incurred by distribution and generation companies and to allow our companies to earn a regulated level of return on their investments and guarantee service quality and reliability. The earnings of our electricity subsidiaries are determined to a large degree by government regulators, mainly through the tariff setting process.

Over the next few years, ordinary tariff reviews will continue in each country. For example, Coelce in Brazil has been reviewed in early 2015 and Codensa in Colombia will also be reviewed later in the year. Chilectra’s tariffs will be reviewed in 2016, and Edelnor’s in 2017. Each of these reviews presents its own particularities and challenges. In geographic regions such as South America, tariff reviews seek to capture economies of scale based on economic growth.

In Argentina, the Argentine Secretary of Energy published Resolution 95/2013 and Resolution 529/2014 in 2013 and 2014, respectively, which set forth a non-recurring regulated remuneration schedule for power generation activity effective retroactively as of February 2013. On May 7, 2013, the Secretary of Energy approved Resolution 250/2013, which defined the residual value of the funds owed to Edesur, thereby allowing the payment of debts that Edesur incurred under the PUREE efficiency program, among others. For additional information relating to the Argentine regulatory framework, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework —Argentina— Industry Overview— Industry Structure.”

For additional information relating to the regulatory frameworks in the countries where we operate, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

d.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels and inflation or deflation in the countries in which we operate may have a significant effect on our operating results. Macroeconomic factors, such as the variation of a local currency against the U.S. dollar, may impact our operating results, as well as our assets and liabilities, depending on the percentage denominated in U.S. dollars. For example, a devaluation of local currencies against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and “— South American economic fluctuations are likely to affect our results from operations and financial condition as well as the value of our securities.”

In order to determine if Argentina could be qualified as a hyperinflationary economy, we have considered the behavior of historical and projected inflation, along with other indicators established in IAS 29, Financial Reporting in Hyperinflationary Economies. We have also taken into consideration various analyses and studies issued by international agencies such as the International Practices Task Force of the U.S. SEC Regulations Committee, which have suggested that Argentina is not currently a hyperinflationary economy. In addition, we have checked our peers in Argentina and, in that context, have noted that publicly held Argentine companies which adopted IFRS have not introduced adjustments to reflect inflation since the date of their transition to IFRS.

In February 2013, the Argentine National Statistics and Census Institute (“Instituto Nacional de Estadística y Censos”) issued a new inflation index that measures national prices of goods, and replaces the previous index that only measured inflation in the Buenos Aires metropolitan area. This new index represents a substantial change in comparison to the previous one, and shows a significant structural deviation that prevents the comparability of data with previous years.

We have not observed objective verifiable data leading to a conclusion that the Argentine economy should be considered a hyperinflationary economy in accordance with the indicators set forth in IAS 29.

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the local currency in each of the countries in which we operate may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, U.S. dollar-denominated assets and liabilities and also the translation of financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the Chilean peso.

As of December 31, 2014, we had total consolidated indebtedness of Ch$ 3,711 billion (net of currency hedging instruments), of which 29.7% was denominated in U.S. dollars, 33.8% in Colombian pesos, 19.0% in Brazilian reais, 9.2% in Chilean pesos (including the Chilean UF, which is inflation-indexed), 7.3% in Peruvian soles and 1.0% in Argentine pesos.

The following table sets forth the closing and average local currencies per U.S. dollar exchange rates for the years indicated.

	Local Currency U.S. Dollar Exchange Rates
	2014		2013		2012
	Average	Year End	Average	Year End	Average	Year End
Chile (Chilean pesos per U.S. dollar)	570.4	606.75	495.18	524.61	486.59	479.96
Argentina (Argentine pesos per U.S. dollar)	8.11	8.55	5.48	6.52	4.55	4.92
Brazil (reais per U.S. dollar)	2.35	2.66	2.16	2.34	1.95	2.04
Colombia (Colombian pesos per U.S. dollar)	1,997	2,392	1,870	1,927	1,798	1,768
Peru (soles per U.S. dollar)	2.84	2.99	2.70	2.80	2.64	2.55

Sources: Central banks of each country.

For the year ended December 31, 2014, our revenues were Ch$ 7,253.9 billion or US$ 12.7 billion, of which 31.2% was generated in Brazil, 28.3% in Chile, 22.1% in Colombia, 11.0% by Peru and 7.4% in Argentina.

Argentina

Our Argentine operations do not affect our consolidated liquidity. As a result of the Argentine economic crisis in the early 2000s and the significant governmental intervention in the electricity sector in 2002, we have not received dividends from our Argentine subsidiaries Costanera, Edesur, El Chocón and Dock Sud since 2000, 2009, 2012 and 2013 (the year Dock Sud became our subsidiary), respectively. In 2011, we recorded a Ch$ 5.4 billion goodwill impairment charge for Costanera and a Ch$ 115.4 billion infrastructure and goodwill impairment charge for Edesur. Additional economic deterioration of Argentina, or of our subsidiaries that operate in that country, is not expected to have any material effect on our financial and operating results.

Our Argentine liquid assets were Ch$ 25.9 billion as of December 31, 2014, which represents 1.5% of our total liquid assets. Of the total Argentine liquid assets, 95.9% is denominated in local currency, and the remaining 4.1% is denominated in U.S. dollars. Our Argentine debt was Ch$ 80.1 billion as of December 31, 2014, representing 2.2% of our total debt. Of the total Argentine debt, 45.1% is denominated in local currency, and the remaining 54.9% is denominated in U.S. dollars. The currency translation effect of converting the statements of comprehensive income from the Argentine peso to the Chilean peso led to a 22.3% decrease in the amount of Chilean pesos in 2014 compared to 2013. A default by any of our Argentine subsidiaries on their indebtedness would not affect us or Endesa Chile. For more information, see “Item 5. Operating and Financial Review and Prospects. — B. Liquidity & Capital Resources.”

The Argentine government has avoided increasing electricity tariffs to end customers, and seasonal prices have remained fixed in Argentine pesos. On the other hand, a generation company’s tariffs are also regulated based on defined fixed and variable remuneration. Due to rate controls, revenues of electric utility companies do not always cover their operating costs. Argentine authorities have created a new mechanism to improve the financial situation of these companies, in recognition that their performance is directly related to the regulatory framework. For more detail, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework. — Argentina.”

e.	Critical Accounting Policies

Critical accounting policies are defined as those that reflect significant judgments and uncertainties which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below with reference to the preparation of our consolidated financial statements under IFRS.

For further detail of the accounting policies and the methods used in the preparation of the consolidated financial statements, see Notes 2 and 3 of the Notes to our consolidated financial statements.

Impairment of Long-Lived Assets

During the year, and principally at year end, we evaluate whether there is any indication that an asset has been impaired. Should any such indication exist, we estimate the recoverable amount of that asset to determine, where appropriate, the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, we estimate the recoverability of the cash generating unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

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

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates, between 2.2% and 7.7%, which in no case are increasing nor exceed the average long-term growth rates for the particular sector and country.

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

The pre tax nominal discount rates applied in 2014, 2013 and 2012 are as follows:

		Year ended December 31,
		2014		2013		2012
Country	Currency	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
		(in %)
Chile	Chilean peso	7.9	13.0	7.8	16.3	8.0	14.6
Argentina	Argentine peso	23.3	38.9	39.2	44.4	26.0	29.0
Brazil	Brazilian reais	9.7	22.7	9.0	18.8	9.5	18.0
Colombia	Colombian peso	8.0	13.3	8.5	14.2	8.4	14.5
Peru	Peruvian Nuevo sol	7.3	14.3	7.3	13.9	7.6	12.5

Sources: Central banks of each country.

If the recoverable amount is less than the net carrying amount of the asset, the corresponding impairment loss provision is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, any adjustments made are not reversible.

Litigation and Contingencies

We are currently involved in certain legal and tax proceedings. As discussed in Note 24 of the Notes to our consolidated financial statements as of December 31, 2014, we have estimated the probable outflows of resources for resolving these claims to be Ch$ 224 billion. We have reached this estimate after consulting our legal and tax advisors who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedge Revenues Directly Linked to the U.S. Dollar

We have established a policy to hedge the portion of our revenues directly linked to the U.S. dollar by obtaining financing in U.S. dollars. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged net of taxes to an equity reserve account and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

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

The liabilities shown for the pensions and post-employment benefits reflect our best estimate of the future cost of meeting our obligations under these plans. The accounting applied to these defined benefit plans involves actuarial calculations which contain key assumptions that include employee turnover, life expectancy, retirement ages, discount rates, the future level of compensation and benefits, the claims rate under medical plans and future medical costs. These assumptions change as economic and market conditions vary and any change in any of these assumptions could have a material effect on the reported results from operations.

The effect of an increase of one percentage point in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 46.8 billion in 2014, Ch$ 42.0 billion in 2013 and Ch$ 59.0 billion in 2012 and the effect of a decrease of one percentage point in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 56.7 billion in 2014, Ch$ 49.3 billion in 2013 and Ch$ 70.8 billion in 2012.

Recent Accounting Pronouncements

Please see Note 2.2 of the Notes to our consolidated financial statements for additional information regarding recent accounting pronouncements.

2.	Analysis of Results of Operations for the years ended December 31, 2014 and 2013.

Revenues

Generation and Transmission Business

The following table sets forth the electricity sales of our subsidiaries and the corresponding changes for the years ended December 31, 2014 and 2013.

	Electricity sales during the year ended December 31,
	2014	2013	Change	Change
	(in GWh)			(in %)
Endesa and subsidiaries (Chile)	21,157	20,406	751	3.7
Costanera (Argentina)	7,051	8,962	(1,911)	(21.3)
El Chocón (Argentina)	3,391	3,392	(1)	0.02
Dock Sud (Argentina)	4,834	4,195	639	15.2
Cachoeira Dourada (Brazil)	3,903	3,564	339	9.5
Fortaleza (Brazil)	3,205	3,262	(57)	(1.7)
Emgesa (Colombia)	15,773	16,090	(317)	(2.0)
Edegel (Peru)	9,320	8,903	417	4.7
EEPSA (Peru)	596	594	2	0.3

Total	69,230	69,369	(138)	(0.2)

Distribution Business

Distribution revenues are mainly derived from the resale of electricity purchased from generators. Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenue from the VAD, which is associated with the recovery of costs and the return on the investment with respect to the distribution assets, plus the physical energy losses permitted by the regulator. Other revenues derived from our distribution services consist of charges for new connections and the maintenance and rental of meters, among others.

The following table sets forth the electricity sales of our subsidiaries, by country, and their corresponding variations for the years ended December 31, 2014 and 2013.

	Electricity sales during the year ended December 31,
	2014	2013	Change	Change
	(in GWh)		(in %)
Chilectra (Chile)	15,702	15,152	550	3.6
Edesur (Argentina)	18,025	18,137	(112)	(0.6)
Ampla (Brazil)	11,701	11,049	652	5.9
Coelce (Brazil)	11,177	10,718	459	4.3
Codensa (Colombia)	13,667	13,342	325	2.4
Edelnor (Peru)	7,359	7,045	314	4.5

Total	77,631	75,443	2,188	2.9

Revenues by Business Segment

The table below presents our revenues by business segment for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa and subsidiaries (Chile)	1,216,579	955,702	260,877	27.3
Costanera (Argentina)	75,194	94,888	(19,694)	(20.8)
El Chocón (Argentina)	30,174	36,687	(6,513)	(17.8)
Dock Sud (Argentina)	61,606	41,186	20,420	49.6
Cemsa (Argentina)	1,281	1,591	(310)	(19.5)
Cachoeira Dourada (Brazil)	158,965	117,445	41,520	35.4
Fortaleza (Brazil)	210,793	168,871	41,922	24.8
CIEN (Brazil)	70,800	67,689	3,111	4.6
Emgesa (Colombia)	753,373	639,503	113,870	17.8
Edegel (Peru)	353,795	283,806	69,989	24.7
EEPSA (Peru)	50,849	33,752	17,097	50.7

Total	2,983,409	2,441,120	542,289	22.2

Distribution Business
Chilectra and subsidiaries (Chile)	1,127,893	975,024	152,869	15.7
Edesur (Argentina)	371,412	528,653	(157,241)	(29.7)
Ampla (Brazil)	1,092,282	945,131	147,151	15.6
Coelce (Brazil)	876,944	688,981	187,963	27.3
Codensa (Colombia)	982,770	852,780	129,990	15.2
Edelnor (Peru)	478,700	413,911	64,789	15.7

Total	4,930,001	4,404,480	525,521	11.9
Less: consolidation adjustments and non-core activities	(659,534)	(581,154)	(78,380)	13.5

Total	7,253,876	6,264,446	989,430	15.8

Generation and Transmission Business: Revenues

Revenues in Chile increased by Ch$ 260.9 billion, or 27.3% in 2014, mainly due (i) Ch$ 147.8 billion as a consequence of an increase in physical sales of 3.7% and a 29.5% increase in average energy sales prices, and (ii) operating revenue contributed by the subsidiary GasAtacama of Ch$ 113.1 billion, a subsidiary consolidated since May 2014.

In Argentina, revenues from Costanera fell by Ch$ 19.7 billion, or 20.8% in 2014, as a result of lower electricity sales of 1,911 GWh, or Ch$ 23.9 billion, compared to the previous year and the effects of converting the statement of comprehensive income from the Argentine peso to the Chilean peso of Ch$ 21.2 billion. This was partially offset by higher revenues under the availability contract signed with the Argentine regulator of Ch$16.3 billion and increased revenue of Ch$ 9.1 billion from the application of Resolution 529 adopted by the Argentine Secretary of Energy, which provided for greater payments by CAMMESA commencing as of February 2014. Electricity sales were 7,051 GWh as of December 31, 2014, compared to 8,962 GWh in 2013. Revenues from El Chocón decreased by 17.8% or Ch$ 6.5 billion, mainly due to the effects of translating the statement of comprehensive income from the Argentine peso to the Chilean peso. Electricity sales totaled 3,391 GWh for the year ended December 31, 2014, almost at the same level as in 2013 (3,392 GWh). Revenues of Dock Sud also increased by Ch$ 20.4 billion, mainly as a consequence of increased physical sales by 639 GWh in 2014 as compared to 2013 resulting from our consolidation of Dock Sud since April 2013, following our 2013 capital increase. (See “Item 4. Information on the Company— B. Business Overview — Electricity Industry Regulatory Framework — Argentina — Regulatory Developments” for further detail).

The “currency translation effect” is obtained by translating results from the local currency of each country to Chilean pesos. The currency translation effect of converting the statement of comprehensive income from the Argentine peso to the Chilean peso in Argentina led to a 22.3% decrease in 2014, when compared to 2012.

In Brazil, revenues from Cachoeira Dourada rose by Ch$ 41.5 billion, or 35.4%, in 2014, as a result of higher physical energy sales by 339 GWh to a total of 3,903 GWh for the year ended December 31, 2014, and higher spot market sale prices. Revenues from Fortaleza increased by 24.8% or Ch$ 41.9 billion for the year 2014 due to higher average sale prices despite lower physical sales of 57 GWh, which in 2014 totaled 3,205 GWh. Revenues from CIEN improved by 4.6% or Ch$ 3.1 billion mainly due to the effect of the translation from Brazilian reais to Chilean pesos. The effect of translating the statement of comprehensive income from Brazilian reais to Chilean pesos in both periods resulted in a 5.7% increase in terms of Chilean pesos in 2014 compared to 2013.

Revenues from Emgesa, in Colombia, increased by Ch$ 113.9 billion, or 17.8%, in 2014, mainly due to the increase in the average energy sale prices in terms of Chilean pesos and the effect of the currency translation, offset by lower physical sales of 317 GWh, which totaled 15,773 GWh in 2014. The effect of translating the statement of comprehensive income from Colombian pesos to Chilean pesos in both years resulted in an increase in Chilean peso terms of 7.6% in 2014 compared to 2013.

Revenues from Edegel in Peru increased by Ch$ 70.0 billion, or 24.7%, in 2014, as a result of higher physical sales of 417 GWh, amounting 9,320 GWh for the year 2014, and higher average sales prices. In EEPSA, revenues were 50.7%, or Ch$ 17.1 billion, higher than in 2013 mainly reflecting higher average sales prices, considering that physical energy sales remained stable at 596 GWh for 2014 (2 GWh of increase when compared to 2013). EEPSA has been consolidated since April 2013, following our 2013 capital increase. The effect of translating the financial statements from Peruvian soles to Chilean pesos for both years, resulted in a 9.6% increase in Chilean peso terms in 2014 compared to 2013.

Distribution Business: Revenues

Revenues from our subsidiary Chilectra, in Chile, increased by Ch$ 152.9 billion, or 15.7%, in 2014 as a result of greater physical energy sales of 550 GWh due to lower temperatures and higher rainfalls than the previous year. Sales in 2014 amounted to 15,702 GWh. The number of customers rose by 43,375, totaling 1.7 million.

Revenues from Edesur in Argentina fell by Ch$ 157.2 billion, or 29.7%, in 2014 due to lower recognition of tariffs compared to 2013. In 2014, this amounted to Ch$ 144.3 billion compared with Ch$ 250.5 billion in 2013 due to the effects of Resolution 250/2013 which recognizes costs not transferred to tariffs in 2013 for the period from 2007 to September 2013 and in 2014 for the period from October 2013 to December 2014. In addition, sales revenue decreased by Ch$ 47.9 billion mainly due to the effect of converting Argentine pesos to Chilean pesos and the recognition of service quality fines of Ch$ 11.9 billion. The effect of translating the statement of comprehensive income from Argentine pesos to Chilean pesos in both years led to a 22.3% decrease in Chilean pesos in 2014 as compared to 2013. Physical sales declined by 0.6% to 18,025 GWh as of December 2014. The number of customers grew by 20,104, totaling nearly 2.5 million.

In Brazil, revenues from our subsidiary Ampla rose by Ch$ 147.1 billion, or 15.6%, in 2014, mainly as the result of the recognition of increased regulatory revenue approved by the Brazilian government in December 2014 of Ch$ 85.0 billion following the signature of an addendum to the concession contracts which recognize as indemnifiable regulatory assets and liabilities pending recovery and/or compensation in subsequent tariff periods. Revenues also rose as a result of the increase in physical energy sales of 5.9%, totaling 11,701 GWh in 2014. The number of customers rose by 73,865, reaching nearly 2.9 million. Revenues from Coelce increased by Ch$ 188 billion, or 27.3%, in 2014, mainly due to the recognition of greater regulatory revenues approved by the Brazilian government in December 2014 of Ch$ 74.3 billion and an increase in physical energy sales of 4.3%, reaching 11,177 GWh in 2014. The number of customers rose by 125,053, totaling more than 3.6 million. The effect of translating the statements of comprehensive income from Brazilian reais to Chilean pesos resulted in an increase of 5.7% in Chilean pesos terms compared to 2013.

Revenues from Codensa increased by Ch$130 billion, or 15.2%, in 2014 mainly due to higher physical sales and the effect of converting Colombian pesos to Chilean pesos which produced an increase in Chilean pesos of 7.6% compared to 2013. Physical energy sales rose by 2.4% to 13,667 GWh in 2014. The number of customers rose by 85,457, reaching nearly 2.8 million.

In Peru, revenues from Edelnor rose by Ch$ 64.8 billion, or 15.7%, in 2014 mainly due to higher physical energy sales of 314 GWh, totaling 7,359 GWh in 2014 and the effect of translating the financial statements from Peruvian soles to Chilean pesos which resulted in a 9.6% increase in Chilean pesos compared to 2013. The company added almost 38,879 new customers, totaling nearly 1.3 million.

Operating Costs

Operating costs consist primarily of electricity purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, and employee salaries. Operating costs also include administrative and selling expenses. The following table shows the breakdown of our consolidated operating costs, as a percentage of total consolidated operating costs, for the years ended December 31, 2014 and 2013. Our cost structure remained substantially the same in 2014 and 2013.

	Year ended December 31,
	2014	2013
Operating Costs as a Percentage of Total Operating Costs	(in %)
Electricity purchases	47.6	40.2
Fuel purchases	9.3	8.5
Other variable cost	7.3	10.8
Other fixed costs	10.5	11.5
Depreciation, amortization and impairment losses	9.7	11.3
Transmission tolls	7.6	8.8
Staff benefit costs	8.0	8.9

Total	100	100

The table below sets forth the breakdown of operating costs (excluding selling and administrative expenses) by company for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa and subsidiaries (Chile)	743,812	488,427	255,385	52.3
Costanera (Argentina)	6,777	24,318	(17,541)	(72.1)
El Chocón (Argentina)	8,427	12,161	(3,733)	(30.7)
Dock Sud (Argentina)	34,976	23,933	11,044	46.1
Cemsa (Argentina)	203	—	203	n.a.
Cachoeira Dourada (Brazil)	72,988	23,087	49,903	216.2
Fortaleza (Brazil)	158,318	106,806	51,513	48.2
CIEN (Brazil)	3,343	12,362	(9,020)	(73.0)
Emgesa (Colombia)	220,405	204,500	15,905	7.8
Edegel (Peru)	133,735	95,079	38,655	40.7
EEPSA (Peru)	20,916	19,030	1,886	9.9

Total	1,403,902	1,009,703	394,199	39.0

Distribution Business
Chilectra and subsidiaries (Chile)	855,750	712,458	143,292	20.1
Edesur (Argentina)	161,995	169,802	(7,807)	(4.6)
Ampla (Brazil)	707,301	574,463	132,839	23.1
Coelce (Brazil)	606,422	485,731	120,691	24.8
Codensa (Colombia)	547,594	464,475	83,119	17.9
Edelnor (Peru)	315,124	266,450	48,674	18.3

Total	3,194,186	2,673,379	520,807	19.5
Less: consolidation adjustments and non-core activities	(657,016)	(593,941)	(63,075)	10.6

Total	3,941,072	3,089,941	851,931	27.6

Generation and Transmission Business: Operating Costs

Operating costs in Chile increased by Ch$ 255.3 billion, or 52.3%, in 2014, mainly due to greater purchases of energy on the spot market of Ch$ 164.0 billion, principally as a consequence of the stoppage of Bocamina II coal fired power plant since December 2013, and higher fuel consumption costs of Ch$ 93.9 billion mainly as a consequence of the full consolidation of GasAtacama since May 2014, which added Ch$ 53.9 billion of fuel consumption costs and higher other variable procurement and services of Ch$ 4.0 billion, partially compensated by lower transportation costs of Ch$ 6.6 billion.

In Argentina, due to Resolution 95 and subsequent Resolution 529, the marginal remuneration system in the Argentine electricity generation market has ended. Remuneration is now determined by technology and capacity. The basis for the remuneration is the recognition of fixed (to be determined by availability) and variable costs, plus an additional payment (based on energy generated). As a result, Costanera’s operating costs declined by Ch$ 17.5 billion, or 72.1%, in 2014, primarily as a consequence of an 18.2% decline in its generation which in turn reduced its fuel expenses by Ch$ 7.6 billion and its energy purchases by Ch$ 7.1 billion, related to lower energy sales. Operating costs of El Chocón were Ch$ 3.7 billon lower, or 30.7%, in 2014, mostly due to lower energy purchases of Ch$ 3.8 billion related to a higher generation in the period. Operating costs of Dock Sud rose by Ch$ 11 billion, or 46.1%, in 2014, mainly due to increased fuel expenses of Ch$ 13.1 billion and higher transportation expenses of Ch$ 0.9 billion, compensated by reduced energy purchases of Ch$ 2.4 billion. (See “Item 4. Information on the Company— B. Business Overview — Electricity Industry Regulatory Framework — Argentina — Regulatory Developments” for further detail).

In Brazil, operating costs of Cachoeira Dourada increased by Ch$ 49.9 billion, or 216.2%, in 2014, mainly due to higher energy purchases of Ch$ 51.8 billion due to the drought and higher average purchase prices. Operating costs of Fortaleza rose by Ch$ 51.5 billion, or 48.2%, in 2014, due to higher energy purchases of Ch$ 52.2 billion related to the increase in the energy price due to the shortage of rain and maintenance to the power plant, a higher fuel consumption of Ch$7.1 billion and higher transportation expenses of Ch$2.1 billion, offset by reduced other variable procurement and services expenses of Ch$ 9.9 billion. Operating costs of CIEN decreased by Ch$ 9.0 billion, or 73.0%, in 2014, mainly due to other variable procurement and services expenses of Ch$ 8.4 billion.

In Colombia, operating costs of Emgesa increased by Ch$ 15.9 billion, or 7.8%, in 2014, principally due to higher other variable procurement and services expenses of Ch$ 16.1 billion related to environmental royalties and other technical support services and higher transportation expenses of Ch$ 9.0 billion. This was partially offset by lower energy purchases of Ch$ 7.4 billion resulting from reduced physical sales and reduced fuel consumption of Ch$ 1.9 billion, partly due to decreased thermal generation.

In Peru, operating costs of Edegel rose by Ch$ 38.7 billion, or 40.7%, in 2014, due to higher fuel consumption of Ch$ 14.0 billion due to higher thermal generation, higher energy purchases of Ch$ 13.4 billion in response to increased demand and higher transportation expenses of Ch$ 12.1 billion. In EEPSA, operating costs increased by Ch$ 1.9 billion, or 9.9%, in 2014, mainly due to higher fuel consumption of Ch$ 6.3 billion and higher other transportation expenses of Ch$ 0.6 billion, compensated by reduced energy purchases of Ch$ 5.0 billion.

Distribution Business: Operating Costs

Operating costs of Chilectra increased by Ch$ 143.3 billion, or 20.1%, in 2014, mainly due to greater energy purchases of Ch$ 137.9 billion to cover the higher physical energy sales. Physical energy losses remained at 5.3% in both periods.

Operating costs of Edesur declined by Ch$ 7.8 billion, or 4.6%, in 2014, mainly due to lower energy purchases of Ch$ 7.5 billion resulting from a slight fall in physical energy sales. Physical energy losses declined by 0.1 percentage points to 10.7% in 2014.

In Brazil, operating costs of our subsidiary Ampla increased by Ch$ 132.8 billion, or 23.1%, in 2014, mainly due to increased energy purchases of Ch$ 189.0 billion, affected by higher prices caused by the drought and higher transportation costs of Ch$ 4.2 billion, compensated by reduced other variable procurement and services expenses of Ch$ 60.3 billion. Physical energy losses rose by 0.3 percentage points, from 19.8% to 20.1% in 2014. In Coelce, operating costs rose by Ch$ 120.7 billion, or 24.8%, in 2014, mainly due to increased energy purchases of Ch$ 154.2 billion, affected by higher prices caused by the drought, and higher transportation expenses of Ch$ 10.8 billion, compensated by lower other variable procurement and services expenses of Ch$ 44.3 billion. Energy losses rose by 0.2 percentage points to 12.7% in 2014.

In Codensa, our Colombian distribution company, operating costs rose by Ch$ 83.1 billion, or 17.9%, in 2014, mainly due to greater energy purchases of Ch$ 66.7 billion reflecting both higher physical purchases and a higher average purchase price, higher transportation expenses of Ch$ 9.2 billion and higher other variable procurement and services expenses of Ch$ 7.2 billion. Energy losses rose by 0.2 percentage points to 7.2% in 2014.

Operating costs of Edelnor increased by Ch$ 48.7 billion, or 18.3%, in 2014, mainly due to larger energy purchases of Ch$ 50.8 billion to cover increased demand in the period, partially compensated by reduced other variable procurement and services expenses of Ch$ 2.1 billion. Energy losses remained at 8.0%, the same as the previous year.

Selling and Administrative Costs

Selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table shows the breakdown of our consolidated selling and administrative expenses, as a percentage of total consolidated selling and administrative expenses, for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
Operating Costs as a Percentage of Total Operating Costs	(in %)
Other fixed costs	37.2	36.3
Staff benefit costs	28.4	28.1
Depreciation, amortization and impairment losses	34.4	35.6

Total	100	100

The table below sets forth the breakdown of selling and administrative expenses by company for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa and subsidiaries (Chile)	222,669	201,995	22,674	10.2
Costanera (Argentina)	54,715	49,426	5,289	10.7
El Chocón (Argentina)	7,408	10,290	(2,882)	(28.0)
Dock Sud (Argentina)	17,165	19,789	(2,624)	(13.3)
Cemsa (Argentina)	1,912	2,032	(120)	(5.9)
Cachoeira Dourada (Brazil)	14,124	12,550	1,573	12.5
Fortaleza (Brazil)	15,481	13,026	2,455	18.8
CIEN (Brazil)	25,336	22,797	2,539	11.1
Emgesa (Colombia)	83,435	71,010	12,425	17.5
Edegel (Peru)	78,902	76,535	2,368	3.1
EEPSA (Peru)	12,345	7,473	4,872	65.2

Total	533,491	486,923	46,568	9.6

Distribution Business
Chilectra and subsidiaries (Chile)	119,277	123,685	(4,407)	(3.6)
Edesur (Argentina)	260,646	236,853	23,793	10.0
Ampla (Brazil)	201,135	198,469	2,666	1.3
Coelce (Brazil)	153,142	141,833	11,310	8.0
Codensa (Colombia)	173,202	147,417	25,785	17.5
Edelnor (Peru)	72,598	63,356	9,242	14.6

Total	980,000	911,612	68,388	7.5
Less: consolidation adjustments and non-core activities	(29,987)	(35,632)	(5,645)	(15.8)

Total	1,543,479	1,434,167	109,312	7.6

Selling and administrative expenses increased by Ch$ 109.3 billion, or 7.6%, in 2014, mainly due to higher charges for depreciation and impairment of Ch$ 21.2 billion in the generation business in Chile, which includes Ch$ 12.6 billion of impairment losses with respect to the Punta Alcalde project. On January 29, 2015, we halted development of the power plant and the related transmission project, in light of the changes requested by the Chilean Court, which may require major modifications to the approved RCA in order to make the project economically and technologically more sustainable (see “Item 4. Information on the Company – D. Property, Plant and Equipment – Projects Under Development – Generation Business – Chile. Punta Alcalde Thermoelectric Power Plant.”). Selling and administrative expenses were also affected by higher personnel expenses of Ch$ 15.7 billion in Edesur and of Ch$ 4.8 billion in Costanera, resulting from wage increases in 2014, higher charges for depreciation and impairment of Ch$ 12.3 billion and higher other fixed expenses of Ch$ 11.8 billion in Codensa.

Operating Income

The following table summarizes operating income by company for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile)	250,097	265,281	(15,184)	(5.7)
Costanera (Argentina)	13,702	21,144	(7,442)	(35.2)
El Chocón (Argentina)	14,339	14,236	103	0.7
Dock Sud (Argentina)	9,465	(2,536)	12,001	(473.2)
Cemsa (Argentina)	(834)	(441)	(393)	89.1
Cachoeira Dourada (Brazil)	71,853	81,808	(9,955)	(12.2)
Fortaleza (Brazil)	36,994	49,039	(12,045)	(24.6)
CIEN (Brazil)	42,121	32,530	9,591	29.5
Emgesa (Colombia)	449,533	363,993	85,540	23.5
Edegel (Peru)	141,158	112,192	28,966	25.8
EEPSA (Peru)	17,588	7,249	10,339	142.6

Total	1,046,016	944,495	101,521	10.7

Distribution Business
Chilectra and subsidiaries (Chile)	152,858	138,881	13,977	10.1
Edesur (Argentina)	(51,229)	121,998	(173,227)	(142.0)
Ampla (Brazil)	183,846	172,199	11,647	6.8
Coelce (Brazil)	117,380	61,417	55,963	91.1
Codensa (Colombia)	261,974	240,888	21,086	8.8
Edelnor (Peru)	90,986	84,105	6,881	8.2

Total	755,815	819,488	(63,673)	(7.8)
Less: consolidation adjustments and non-core activities	(32,506)	(22,845)	(9,661)	42.3

Total	1,769,325	1,741,138	28,187	1.6

Non-Operating Results

The following table shows the non-operating results for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Financial result
Financial income	265,884	260,127	5,757	2.2
Financial costs	(491,858)	(388,368)	(103,490)	(26.6)
Gain (loss) for indexed assets and liabilities	1,634	(9,415)	11,049	117.4
Net foreign currency exchange differences	(38,822)	(30,373)	(8,449)	(27.8)

Total	(263,162)	(168,029)	(95,133)	(56.6)

Other non-operating results
Total gain (loss) on sale of non-current assets not held for sale	71,769	19,170	52,599	274.4
Share of the profit (loss) of associates accounted for using the equity method	(51,793)	25,289	(77,082)	(304.8)

Total	19,977	44,459	(24,482)	(55.1)

Non-operating results	(243,185)	(123,570)	(119,615)	(96.8)

Financial Result

The net financial result for 2014 was an expense of Ch$ 263.1 billion. The expense increased Ch$ 95.1 billion, or 56.6%, in comparison to 2013. This is mainly explained by the following reasons:

We recorded higher financial income of Ch$ 5.8 billion, mainly due to increased income of Ch$ 84.5 billion from a debt restructuring agreed between Mitsubishi Corporation (“MC”) and our Argentine subsidiary Costanera in October 2014, which resulted in US$ 107 million in higher financial income, including principal and interest. In accordance with the terms, MC forgave accrued interest of US$ 66 million as of September 30, 2014. This result was offset by (i) reduced income of Ch$ 54.6 billion as a result of the updating of the non-amortized assets at the end of the concessions in Ampla and Coelce to their new replacement value, (ii) lower income from time deposits and other financial instruments of Ch$ 11.6 billion, (iii) lower financial income of Ch$ 8.5 billion, mainly from customer financing agreements and (iv) reduced income of Ch$ 4.0 billion in Edesur as a result of lower compensation under resolution 250/2013 (Costs Monitoring Mechanism or “MMC” in its Spanish acronym), compared to 2013.

We booked higher financial costs of Ch$ 103.5 billion, mainly due to (i) an increase of Ch$ 68.7 billion as a result of the adjustment of the non-amortized assets at the end of the concessions in Ampla and Coelce to their new replacement values, (ii) Ch$ 26.9 billion relating to interest on loans and bonds and (iii) Ch$ 8.9 billion in higher financial provisions.

There was a smaller charge for indexation adjustments of Ch$ 11.0 billion, mainly the updating of recoverable taxes and the positive variation of the financial derivatives asset position over the UF.

We recorded increased charges for foreign currency exchange differences of Ch$ 8.4 billion, as a result of an increase in local exchange rate against the US dollar, mainly in Chile and Argentina that affects the valuation of financial debt and derivative instruments.

Result of Assets Sales

Gains from non-current assets not held for sale increased by Ch$ 52.6 billion, mainly due to the recognition of the gain on re-measurement of the initial pre-existing participation of 50% in GasAtacama Holding and the realization of the exchange differences of Ch$ 42.5 billion and the gain on the sale of Los Maitenes and Aguas Santiago Poniente (Enea Project in former Manso de Velasco) for Ch$ 21.1 billion, partially offset by reduced sales of investment properties and transmission lines of Ch$ 11.0 billion.

Results of Associates

The share of profits of associates accounted for using the equity method decreased by Ch$ 77.1 billion, mainly as a result of the impairment in the HidroAysén project of Ch$ 69.1 billion due to Endesa Chile’s decision not to proceed with this project. This decision was based on the uncertainty of recovering the investment made in the project, mainly as a consequence of the long judicial process in order to obtain environmental approvals. For further details, please see “Item 4. Information on the Company – D. Property, Plant and Equipment – Projects Under Development – Generation Business – Chile. HidroAysén Hydroelectric Project.” The share of profits of associates accounted for using the equity method also decreased Ch$13.9 billion as a result of consolidation of GasAtacama Holding. Such decreases were partially offset by an increase of Ch$4.4 billion relating to Electrogas.

As a result of all the foregoing, total non-operating results for 2014 amounted to an expense of Ch$ 243.2 billion.

Corporate Income Tax

Corporate income tax increased Ch$ 54.5 billion, mainly due to (i) increased charges of Ch$ 62.0 billion resulting from the recognition of net deferred tax liabilities of the Chilean companies mainly following the tax reform enacted in Chile on September 29, 2014, which establishes a gradual increase in the taxation rate, (ii) the consolidation of GasAtacama for Ch$ 10.2 billion and (iii) an increase of Ch$ 6.9 billion in Codensa due to higher net income. This was compensated by the positive recognition of net deferred tax assets in the Peruvian companies for Ch$ 24.8 billion following the application of Law 30,296 which establishes gradual reductions in the tax rate from 2015. For more information see Note 34 of the Notes to our consolidated financial statements and “Item 10. Additional Information —E. Taxation — Chilean Tax Considerations.”

Net Income

The following table sets forth our consolidated net income before tax, income tax and net income for the periods indicated.

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Operating income	1,769,325	1,741,138	28,187	1.6
Non-operating results	(243,185)	(123,570)	(119,615)	96.8

Net income before taxes	1,526,140	1,617,568	(91,429)	(5.7)
Income tax	(558,645)	(504,167)	(54,478)	10.8

Net income	967,495	1,113,401	(145,906	(13.1)
Net income attributable to: shareholders of Enersis	571,873	658,514	(86,641)	(13.2)
Net income attributable to: Non-controlling interests	395,622	454,887	(59,265)	(13.0)

For a breakdown of the net income by country, see Note 35.3 of the Notes to our consolidated financial statements.

3.	Analysis of Results of Operations for the years ended December 31, 2013 and 2012.

Revenues

Generation and Transmission Business

The following table sets forth the electricity sales of our subsidiaries and the corresponding changes for the years ended December 31, 2013 and 2012.

	Electricity sales during the year ended December 31,
	2013	2012	Change	Change
	(in GWh)			(in %)
Endesa and subsidiaries (Chile)	20,406	20,878	(472)	(2.3)
Costanera (Argentina)	8,962	8,655	307	3.6
El Chocón (Argentina)	3,392	3,197	195	6.1
Dock Sud (Argentina)	4,195	—	4,195	n.a.
Cachoeira Dourada (Brazil)	3,564	4,344	(780)	(18.0)
Fortaleza (Brazil)	3,262	2,947	315	10.7
Emgesa (Colombia)	16,090	16,304	(214)	(1.3)
Edegel (Peru)	8,903	9,587	(684)	(7.1)
EEPSA (Peru)	594	—	594	n.a.

Total	69,369	65,912	3,457	5.2

Distribution Business

Distribution revenues are mainly derived from the resale of electricity purchased from generators. Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenue from the VAD, which is associated with the recovery of costs and the return on the investment with respect to the distribution assets, plus the physical energy losses permitted by the regulator. Other revenues derived from our distribution services consist of charges for new connections and the maintenance and rental of meters, among others.

The following table sets forth the electricity sales of our subsidiaries, by country, and their corresponding variations for the years ended December 31, 2013 and 2012.

	Electricity sales during the year ended December 31,
	2013	2012	Change	Change
	(in GWh)			(in %)
Chilectra (Chile)	15,152	14,445	707	4.9
Edesur (Argentina)	18,137	17,738	399	2.3
Ampla (Brazil)	11,049	10,816	233	2.2
Coelce (Brazil)	10,718	9,878	840	8.5
Codensa (Colombia)	13,342	12,972	370	2.9
Edelnor (Peru)	7,045	6,863	182	2.7

Total	75,443	72,712	2,731	3.8

Revenues by Business Segment

The table below presents our revenues by business segment for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa and subsidiaries (Chile)	955,702	1,104,776	(149,074)	(13.5)
Costanera (Argentina)	94,888	295,140	(200,252)	(67.8)
El Chocón (Argentina)	36,687	49,193	(12,506)	(25.4)
Dock Sud (Argentina)	41,186	—	41,186	n.a.
Cemsa (Argentina)	1,591	—	1,591	n.a.
Cachoeira Dourada (Brazil)	117,445	155,195	(37,750)	(24.3)
Fortaleza (Brazil)	168,871	139,186	29,685	21.3
CIEN (Brazil)	67,689	72,523	(4,834)	(6.7)
Emgesa (Colombia)	639,503	580,125	59,378	10.2
Edegel (Peru)	283,806	282,124	1,682	0.6
EEPSA (Peru)	33,752	—	33,752	n.a.

Total	2,441,120	2,678,262	(237,142)	(8.9)

Distribution Business
Chilectra and subsidiaries (Chile)	975,024	984,738	(9,714)	(1.0)
Edesur (Argentina)	528,653	321,242	207,411	64.6
Ampla (Brazil)	945,131	1,074,237	(129,106)	(12.0)
Coelce (Brazil)	688,981	806,428	(117,447)	(14.6)
Codensa (Colombia)	852,780	851,622	1,158	0.1
Edelnor (Peru)	413,911	385,014	28,897	7.5

Total	4,404,480	4,423,281	(18,801)	(0.4)
Less: consolidation adjustments and non-core activities	(581,154)	(605,590)	24,436	(4.0)

Total	6,264,446	6,495,953	(231,507)	(3.6)

Generation and Transmission Business: Revenues

Lower revenues in Chile of Ch$ 149.1 billion during 2013 were mainly due to an 11.5% reduction in average energy sales prices, mostly explained by fewer contracts indexed to the marginal cost, coupled with a 2.3% reduction of physical energy sales, mainly to unregulated customers. The lower revenues are explained by a Ch$ 134.7 billion sales decrease and two non recurring sources of gains that we recorded in 2012. In March 2012, extraordinary income of Ch$ 29.2 billion was due to an agreement reached between Endesa Chile and CMPC, a pulp and paper company. In December 2012, extraordinary additional income of Ch$ 55.1 billion was recorded due to an insurance settlement for loss of profits in connection with Bocamina as a result of earthquake damage on February 27, 2010. All these revenues reductions were partially offset by Ch$ 25.2 billion higher gas sale revenues and Ch$ 23.8 billion higher other sale revenues.

Revenues from operations in Argentina decreased 49.4% or Ch$ 170 billion. Costanera recorded Ch$ 207 billion lower revenue for one-time adjustment due to Argentine Resolution 95. This amount was related to fuel value and was deducted from both revenues and operating costs, with no impact on operating income. El Chocón recorded a 25.4% reduction in operating revenues, primarily related to the exchange rate conversion effect, a decline in average sales price, and lower hydrology. The lower revenues were partially offset by Ch$ 33.1 billion in revenues related to Costanera’s combined-cycle availability contract executed with the Secretary of Energy. Dock Sud and Cemsa added Ch$ 41.2 billion and Ch$ 1.6 billion to Enersis’ consolidated revenues. Dock Sud and Cemsa have been consolidated by Enersis since April 2013, following the 2013 capital increase. The “currency translation effect” is the net effect obtained when translating the results from the local currency of each country to pesos. The currency translation effect of converting the statement of comprehensive income from the Argentine peso to the Chilean peso in Argentina led to a 15.4% decrease in 2013, when compared to 2012.

In May 2014, the Argentine Secretary of Energy adopted Resolution 529, which superseded Resolution SE 95/2013. Resolution 529 applies retroactively to February 2014. This has led to greater payments by CAMMESA in 2014 for our Argentine subsidiaries. As a result of Resolution 529, there is now greater stability and better earnings and cash flow quality in the electricity industry in Argentina, including more predictable financial results for our Argentine subsidiaries. However, the future effect of this regulation will depend on remuneration values being constantly updated by the Argentine Secretary of Energy according to market conditions, which is currently not the case.

Resolution 95 and Resolution 529 established new remuneration schemes based on the average costs for generation companies, in contrast with the previous marginal price payment system. The new remuneration establishes payments for fixed and variable costs depending on the type of technology (hydro or thermal plants), on the size of plants (small, medium or large units), and on the type of fuel (natural gas, fuel oil/gas oil, biofuel, coal).

Generation companies received the payments defined by Resolution 95 between February 2013 and January 2014. One of the consequences of Resolution 95 is that CAMMESA, the market operator, became the fuel provider for generation companies. Therefore, generation companies did not pay for fuel, reducing their operating costs, but also, they were not compensated for this expense, also reducing part of their revenues. For Costanera, this caused a one-time adjustment of Ch$ 207 billion, which reduced both revenues and operating costs, with no effect on 2013 operating income. As a result of these resolutions, the method employed to record revenues and operating costs changed.

In Brazil, revenues from Cachoeira Dourada decreased 24.3% in 2013, as a result of a 780.1 GWh decrease in electricity sales, to 3,564.4 GWh, and 7.8% lower average sales prices in terms of Chilean pesos. This decrease in sales was primarily due to lower energy generation, which in turn was attributable to poor hydrological conditions. Revenues from Fortaleza increased 21.3% in 2013, due to 9.6% higher average sales prices in terms of Chilean pesos and 315.5 GWh greater electricity sales that were possible mainly due to the higher thermal generation. Revenues for CIEN decreased 6.7% in 2013 due to the effect of the exchange from Brazilian reais to Chilean pesos following the devaluation of the Brazilian reais. The effect of translating the statement of comprehensive income from Brazilian reais to Chilean pesos in both periods resulted in a 7.8% reduction in Chilean peso terms in 2013 compared to 2012.

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

Revenues from Edegel, in Peru, increased Ch$ 1.7 billion, or 0.6%, in 2013, primarily due to the compensation claim recognition from the TG-7 turbine damage at the Santa Rosa plant of Ch$ 20.0 billion. Revenues from EEPSA added Ch$ 33.8 billion to the consolidated income statement. EEPSA has been consolidated by Enersis only since April 2013, following the 2013 capital increase. The currency translation effect of converting the statement of comprehensive income from soles to the peso for both periods resulted in a 0.5% decrease in 2013, when compared to 2012.

Distribution Business: Revenues

In Chile, revenues from our subsidiary Chilectra declined Ch$ 9.7 billion, or 1.0%, in 2013, as a consequence of a 6.1% reduction in the average energy sales price due to a 4.5% tariff decrease in 2013 with retroactive application to November 2012, partly offset by 707 GWh higher electricity sales, for a total of 15,152 GWh, particularly due to greater residential demand. In addition, other operating income increased Ch$ 7.8 billion, primarily due to higher energy transmission, higher indemnity received from third parties, and other services. Customers increased by 34,552, reaching 1.7 million. Electricity demand grew by 4.7% in our concession area during the period, explained by increased consumption during the winter due to lower temperatures and higher commercial activity.

In Argentina, revenues from Edesur increased by Ch$ 207.4 billion or 64.6% in 2013, mainly due to the application of Resolution 250/13. This resolution (in addition to Energy Secretary Note 6852/13, which recognized costs not transferred to tariffs from 2007 through September 2013 in connection with the application of MMC, the cost monitoring mechanism) resulted in the non-recurring recognition of a Ch$ 250.5 billion increase in revenues in 2013. This effect was partially offset by a Ch$ 40.8 billion reduction in sales revenues, due to the recognition of Ch$ 21.6 billion in fines for service quality and the negative effect (15.4% less) of the exchanging Argentine pesos to Chilean pesos. Electricity sales reached 18,137 GWh, an increase of 2.2% over 2012, due to the increased demand at the end of 2013 linked to the high temperatures in Buenos Aires. The number of customers increased by 55,338, reaching more than 2.4 million customers.

In Brazil, revenues from Ampla decreased Ch$ 129.1 billion, or 12.0%, in 2013. This reduction is associated with the Extraordinary Tariff Adjustment (RTE) under Law 12,783/13, which reduced tariffs in the country by 20% on average. This effect was partially offset by the Annual Tariff Adjustment, which rates increased by 12.1 % on average. Ampla added 89,000 new customers, reaching more than 2.8 million customers. Electricity demand grew by 1.5% in our concession area during the period, explained by higher temperatures compared to 2012, which triggered greater use of air conditioning units by residential and commercial customers.

Revenues from Coelce fell by Ch$ 117.5 billion, or 14.6%, in 2013. This reduction is associated with the Extraordinary Tariff Adjustment (RTE) under Law 12,783/13, which reduced tariffs in the country by 20% on average, and the return of an extraordinary income between April 2011 and March 2012, because of the non-application of the third tariff revision cycle of Coelce in April 2011. The refund to end customers will be through tariff adjustments in 2014. These effects were partially offset by the Annual Tariff Adjustment, which increased rates by 3.9% on average. Physical sales increased by 8.5%, reaching 10,718 GWh, explained by the more intensive use of pumping devices in rural areas, linked to the drought that affected the country during the period. The company added 162,035 new customers, reaching a total of more than 3.5 million customers.

In Colombia, revenues from our subsidiary Codensa remained flat, increasing by 0.1% in 2013, mainly due to the exchange rate effect that offset the increase of revenues due to a 2.9% increase in physical sales. Electricity sales reached 13,342 GWh to and the number of customers increased by 99,071, to more than 2.6 million customers. Electricity demand remained stable, growing 1.0% in our concession area during the period.

In Peru, revenues from Edelnor increased by 7.5% in 2013, mainly due to higher physical sales of 2.7% and revenues linked to other services. The number of customers grew by 51,577, to more than 1.2 million, and electricity sales reached 7,045 GWh. Electricity demand grew by 2.7% in our concession area during the period. The rest of the country showed a higher demand, primarily linked to the mining sector, based in central and northern Peru.

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

	Year ended December 31,
	2013	2012
Operating Costs as a Percentage of Total Operating Costs	(in %)
Electricity purchases	40.2	36.8
Fuel purchases	8.5	15.2
Other variable cost	10.8	12.1
Other fixed costs	11.5	9.8
Depreciation, amortization and impairment losses	11.3	9.5
Transmission tolls	8.8	9.4
Staff benefit costs	8.9	7.2

Total	100	100

The table below sets forth the breakdown of operating costs by company for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa and subsidiaries (Chile)	690,421	939,246	(248,825)	(26.5)
Costanera (Argentina)	73,744	317,228	(243,484)	(76.8)
El Chocón (Argentina)	22,451	24,328	(1,877)	(7.7)
Dock Sud (Argentina)	43,722	—	43,722	n.a.
Cemsa (Argentina)	2,032	—	2,032	n.a.
Cachoeira Dourada (Brazil)	35,637	50,071	(14,434)	(28.8)
Fortaleza (Brazil)	119,832	97,314	22,518	23.1
CIEN (Brazil)	35,159	35,583	(424)	(1.2)
Emgesa (Colombia)	275,510	242,474	33,036	13.6
Edegel (Peru)	171,614	181,226	(9,612)	(5.3)
EEPSA (Peru)	26,503	—	26,503	n.a.

Total	1,496,625	1,887,470	(390,845)	(20.7)

Distribution Business
Chilectra and subsidiaries (Chile)	836,143	851,363	(15,220)	(1.8)
Edesur (Argentina)	406,655	375,345	31,310	8.3
Ampla (Brazil)	772,932	900,521	(127,589)	(14.2)
Coelce (Brazil)	627,564	675,422	(47,858)	(7.1)
Codensa (Colombia)	611,892	612,851	(959)	(0.2)
Edelnor (Peru)	329,806	314,945	14,861	4.7

Total	3,584,992	3,730,447	(145,455)	(3.9)
Less: consolidation adjustments and non-core activities	(558,309)	(592,727)	34,418	(5.8)

Total	4,523,308	5,025,190	(501,882)	(10.0)

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

In Argentina, Costanera’s operating costs decreased by Ch$ 243.5 billion, or 76.8%, in 2013, mainly due to the reclassification of revenues and costs resulting from the application of Resolution 95/13, which associates revenues and costs to fuel costs with a one-time adjustment of Ch$ 207 billion as of December 31, 2013, also recorded as operating revenues, with no effect on operating income. In addition, a Ch$ 3.0 billion transportation cost decrease, a Ch$ 1.5 billion decrease in other fixed expenses and reduced charges for depreciation and impairment of Ch$ 1.5 billion were registered. All of these were partly offset by higher personnel expenses of Ch$ 3.3 billion and higher energy purchases of Ch$ 3.1 billion. Operating costs of El Chocón decreased 7.7% due to a Ch$ 1.9 billion decrease in procurement and services costs, and reduced energy purchases of Ch$ 0.9 billion. This was partially offset by higher transportation expenses of Ch$ 1.0 billion. Operating costs of Dock Sud and Cemsa contributed to consolidated operating costs Ch$ 43.7 billion and Ch$ 2.0 billion, respectively. Both companies have been consolidated by Enersis since April 2013, following the 2013 capital increase.

In Brazil, Cachoeira Dourada’s operating costs declined 28.8%, or Ch$ 14.4 billion, to Ch$ 35.6 billion in 2013, mainly due to reductions in transportation expenses of Ch$ 5.6 billion, other variable procurement and service costs of Ch$ 4.7 billion and lower energy purchases of Ch$ 4.5 billion. Fortaleza’s operating costs increased by Ch$ 22.5 billion in 2013, mainly due to greater fuel consumption of Ch$19.8 billion, increased energy purchases and transportation expenses of Ch$ 4.3 billion, and higher other variable costs of Ch$ 1 billion. These increases were partially offset by reduced fixed costs of Ch$ 2.4 billion. CIEN’s operating costs decreased 1.2%, totaling Ch$ 35.2 billion, in 2013. This is mainly explained by reduced sales revenues of Ch$ 4.8 billion and reduced operating expenses of Ch$ 424 million. Both variations are due to the effect of converting Brazilian reais to Chilean pesos.

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

In Peru, Edegel’s operating costs decreased by Ch$ 9.6 billion, or 5.3%, in 2013 because of the 684 GWh decrease in physical sales that were reflected in reduced energy purchases of Ch$ 18.7 billion and reduced fuel consumption of Ch$ 3.3 billion. These reductions were partially compensated by higher depreciation and impairment costs of Ch$ 6.2 billion and higher variable procurements and service costs of Ch$ 5.8 billion. Energy generation fell by 2.1% to 8,391.1 GWh in 2013, partially related to the TG-7 turbine damage at the Santa Rosa plant. Operating costs of EEPSA contributed to the consolidated operating costs Ch$ 26.5 billion. EEPSA has been consolidated by Enersis only since April 2013, following the 2013 capital increase.

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

In Brazil, Ampla’s operating costs decreased by Ch$ 127.6 billion, or 14.2%, in 2013. This is mainly due to Ch$ 99.7 billion lower other variable procurement costs and Ch$ 43.7 billion in reduced transportation costs. This was offset by Ch$ 9.5 billion higher energy purchase costs, explained by the drought affecting Brazil, together with the application of MP579 during 2013, as distributors were more exposed to the spot market. These extra costs could not be immediately compensated through a regulatory mechanism and are expected to be recovered in the future, according to Brazilian regulation. Depreciation and impairment cost increased by Ch$ 7.3 billion, while personnel expenses declined by Ch$ 2.6 billion. Energy losses increased by 0.2 percentage points from 19.6% to 19.8%. Coelce’s operating costs decreased by Ch$ 47.9 billion, or 7.1%, in 2013. This was explained by a Ch$ 53.4 billion reduction in procurement and service costs, including a Ch$ 20.5 billion reduction in transportation costs and a Ch$ 8.2 billion increase in energy purchase costs, explained by the drought and the application of MP579. Depreciation and impairment cost increased by Ch$ 13.3 billion, fixed costs declined by Ch$ 4.4 billion, and personnel expenses decreased by Ch$ 3.3 billion. Energy losses declined by 0.1 percentage points to 12.5%. Codensa’s operating costs decreased 0.2%, in 2013. Energy losses dropped significantly 0.3 percentage points to 7.0%, due to efforts undertaken by the company to mitigate this effect.

Edelnor’s operating costs increased by Ch$ 14.9 billion, or 4.7%, in 2013, mainly due to a Ch$13.4 billion increase in energy purchase costs and a Ch$ 1.1 billion increase in other variable costs. There were also higher personnel expenses of Ch$ 1.5 billion and lower fixed costs of Ch$ 1.1 billion. Energy losses were lower by 0.2 percentage points to 8.0% in 2013.

Operating Income

The following table summarizes operating income by company for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile)	265,281	165,530	99,751	60.3
Costanera (Argentina)	21,144	(22,088)	43,232	n.a.
El Chocón (Argentina)	14,236	24,865	(10,629)	(42.7)
Cemsa (Argentina)	(441)	—	(441)	n.a
Dock Sud (Argentina)	(2,536)	—	(2,536)	n.a
Cachoeira Dourada (Brazil)	81,808	105,124	(23,316)	(22.2)
Fortaleza (Brazil)	49,039	41,872	7,167	17.1
CIEN (Brazil)	32,530	36,940	(4,410)	(11.9)
Emgesa (Colombia)	363,993	337,651	26,342	7.8
Edegel (Peru)	112,192	100,898	11,294	11.2
EEPSA (Peru)	7,249	—	7,249	n.a

Total	944,495	790,792	153,703	19.4

Distribution Business
Chilectra and subsidiaries (Chile)	138,881	133,375	5,506	4.1
Edesur (Argentina)	121,998	(54,103)	176,101	n.a.
Ampla (Brazil)	172,199	173,716	(1,517)	(0.9)
Coelce (Brazil)	61,417	131,006	(69,589)	(53.1)
Codensa (Colombia)	240,888	238,771	2,117	0.9
Edelnor (Peru)	84,105	70,069	14,036	20.0

Total	819,488	692,834	126,654	18.3
Less: consolidation adjustments and non-core activities	(22,845)	(12,863)	(9,982)	77.7

Total	1,741,138	1,470,763	270,375	18.4

Non-Operating Results

The following table shows the non-operating results for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Change	Change
	(in millions of Ch$)			(in %)
Financial result
Financial income	260,127	232,130	27,997	12.1
Financial costs	(388,368)	(419,889)	31,521	7.5
Gain (loss) for indexed assets and liabilities	(9,415)	(12,757)	3,342	26.2
Net foreign currency exchange differences	(30,373)	(16,126)	(14,247)	(88.3)

Total	(168,029)	(216,642)	48,613	22.4

Other non-operating results
Total gain (loss) on sale of non-current assets not held for sale	19,170	15,186	3,984	26.2
Share of the profit (loss) of associates accounted for using the equity method	25,289	30,382	(5,093)	(16.8)

Total	44,459	45,568	(1,109)	(2.4)

Non-operating results	(123,570)	(171,074)	47,504	27.8

Financial Result

The net financial result was a loss of Ch$ 168.0 billion, an improvement of Ch$ 48.6 billion, or 22.4%, with respect to 2012.

We recorded higher financial income of Ch$ 28.0 billion, mainly due to (i) Ch$ 37.6 billion higher investment income from the proceeds of our 2013 capital increase, (ii) Ch$ 27.9 billion higher Edesur income due to the effects of the implementation of Resolution 250/2013 and (iii) Ch$ 17.7 billion higher income in Ampla due to a correction of recoverable taxes. These effects were partially offset by a (i) lower valuation of the future concession termination value for Ampla and Coelce, which resulted in lower income from financing agreements due 2026 of Ch$ 50.5 billion and due 2028 of Ch$ 2.7 billion, respectively and (ii) a Ch$ 2.0 billion decrease in other income.

We recorded lower financial costs of Ch$ 31.5 billion, mainly the result of a Ch$ 25.7 billion decrease in financial costs of bank loans and bonds and a Ch$ 6.1 billion decrease on the interest of the contingencies.

We recorded a lower loss for indexed assets and liabilities of Ch$ 3.3 billion due to the effect produced by variations in the value of the UF with respect to UF denominated debt of Chilean companies. This is because the UF increased in value by 2.1% in 2013 compared with the 2.5% increase in 2012.

We recorded a higher charge for net foreign currency exchange differences of Ch$ 14.3 billion, mainly due to gains derived from variations in exchange rates, on cash and cash equivalents of Ch$ 2.5 billion, accounts receivable, financial assets, and other receivables in U.S. dollars of Ch$ 43.2 billion and losses on U.S. dollar liabilities of Ch$ 59.9 billion.

Result of Asset Sales

Gains from non-current assets not held for sale increased Ch$ 4.0 billion, due to profits obtained from transmission line sales of Ch$ 2.5 billion, sale of land of Ch$ 0.6 billion and other sales of Ch$ 0.8 billion.

Corporate Income Tax

Corporate income tax increased Ch$ 97.5 billion, mainly due to Ch$ 74.3 billion of higher taxes in Enersis, Ch$ 51.4 billion in Endesa Chile, Ch$ 13.6 billion in Edesur, Ch$ 8.9 billion in Emgesa, Ch$ 7.1 billion in Inversiones Sudamérica, Ch$ 6.6 billion in Chilectra, Ch$ 5.5 billion in Codensa, Ch$ 5.0 billion in Celta, Ch$ 1.6 billion in Dock Sud, and Ch$1.1 billion in EEPSA. This was partially compensated by a Ch$ 43.4 million reduction in taxes in Pehuenche and a Ch$ 33.7 billion reduction in Coelce. For further detail please see Note 33 to our consolidated financial statements.

Net Income

The following table sets forth our consolidated net income before tax, income tax, and net income for the periods indicated.

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

For a breakdown of the net income by country, see Note 33.2 of the Notes to our consolidated financial statements.

B.	Liquidity and Capital Resources.

We are a company with no significant assets other than the stock of our subsidiaries. The following discussion of cash sources and uses reflects the key drivers of our cash flow.

We, on a stand-alone basis, receive cash inflows from our subsidiaries, as well as from related companies in Chile and abroad. Foreign subsidiaries and associates’ cash flows may not be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions. However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will be sufficient to satisfy all our needs for working capital, debt service, dividends and routine capital expenditures in the foreseeable future.

In March 2013, we completed a Ch$ 2,846 billion (US$ 6.0 billion) capital increase, pursuant to which our minority shareholders contributed approximately Ch$ 1,121billion (US$ 2.4 billion) in cash and Endesa Spain contributed in-kind with assets worth Ch$ 1,700 billion (US$ 3.6 billion) (see “Item 4 — A. History and development of the company”).

Set forth below is a summary of our consolidated cash flow information for the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
	2014	2013	2012
	(in billions of Ch$)
Net cash flows from (used in) operating activities	1,698	1,701	1,543
Net cash flows from (used in) investing activities	(300)	(1,224)	(842)
Net cash flows from (used in) financing activities	(1,283)	337	(1,012)

Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	115	814	(311)
Effects of exchange rate changes on cash and cash equivalents	(17)	(24)	(61)
Cash and cash equivalents at beginning of period	1,606	816	1,188

Cash and cash equivalents at end of period	1,705	1,606	816

For the year ended December 31, 2014, net cash flow from operating activities was Ch$ 1,698 billion, a decrease of Ch$ 3 billion, or 0.2%, compared to 2013, primarily as a consequence of an increase in payments to suppliers for goods and services of Ch$ 705 billion, an increase in other payments for operating activities of Ch$ 242 billion, a decrease in collections from insurance policies and services, annual payments, and other benefits from policies held of Ch$ 54 billion mainly in Chile, an increase in income tax payments of Ch$ 47 billion, mainly in Chile, Brazil and Peru, a decrease in collections from royalties, payments, commissions, and other income from operating activities of Ch$ 39 billion, mainly in Colombia, an increase in payments to and on behalf of employees of Ch$ 34 billion, mainly in Chile, Brazil and Colombia, all of which were partially offset by the increase in collections from the sale of goods and services of Ch$ 840 billion mainly in Chile, Peru and Colombia, and the increase in other collections from operating activities of Ch$ 290 billion.

For the year ended December 31, 2013, net cash flow from operating activities was Ch$ 1,701 billion, an increase of Ch$ 158 billion, or 10.2%, compared to 2012, primarily as a consequence of a decrease in payments to suppliers for goods and services of Ch$ 208 billion, a decrease in other payments for operating activities of Ch$ 175 billion, an increase in other collections from operating activities of Ch$ 125 billion, a Ch$ 71 billion decrease in income tax payments, mainly in Chile and Brazil, and an increase in collections from premiums and services, annual payments, and other benefits from policies held of Ch$ 68 billion, all of which were partially offset by the decrease in collections from the sale of goods and services of Ch$ 476 billion, mainly in Chile and Brazil and a Ch$ 48 billion increase in payments to and on behalf of employees, mainly in Chile and Argentina.

For the year ended December 31, 2014, net cash used in investing activities was Ch$ 300 billion, mostly explained by investments in time deposits with a maturity greater than 90 days for Ch$ 646 billion, the acquisition of fixed assets totaling Ch$ 826 billion (see “Item 4. Information of the Company — A. History and Development of the Company — Investment, Capital Expenditures and Divestitures”), incorporation of intangible assets (under IFRIC 12) for Ch$ 261 billion, the consolidation of GasAtacama, after the purchase of an additional 50% participation, for Ch$ 38 billion, all of which was partially offset by interest received of Ch$ 93 billion, loss of control of subsidiaries for Ch$ 41 billion, due to the sale of all the shareholding in Maitenes and Aguas Santiago Poniente, and other inflows for Ch$ 44 billion.

For the year ended December 31, 2013, net cash used in investing activities was Ch$ 1,224 billion, mostly explained by investments in time deposits with a maturity greater than 90 days for Ch$ 562 billion, mainly at Enersis on a stand-alone basis, the acquisition of fixed assets totaling Ch$ 603 billion, and the incorporation of intangible assets (under IFRIC 12) for Ch$ 169 billion, all of which was partially offset by interest received of Ch$ 92 billion, other cash inflows of Ch$ 14 billion and dividends received classified as investment cash flow of Ch$ 9 billion.

For the year ended on December 31, 2014, net cash used in financing activities was Ch$ 1,283 billion. The main drivers of this change are described below.

The aggregate cash inflows from financings were primarily due to:

•	Ch$ 222 billion in bond issuances carried out by Endesa Chile.

•	Ch$ 165 billion in bond issuances by Emgesa.

•	Ch$ 118 billion in loans by Coelce.

•	Ch$ 77 billion in bond issuances by Edelnor.

•	Ch$ 75 billion in bond issuances by Ampla.

•	Ch$ 53 billion in bond issuances by Codensa.

•	Ch$ 28 billion in loans by Edegel.

•	Ch$ 9 billion in capital increase by Dock Sud.

The aggregate cash outflows were primarily due to:

•	Ch$ 633 billion in dividend payments (including Ch$ 332 billion from Enersis on a stand-alone basis, Ch$ 108 billion from Emgesa, excluding dividends paid to us, and Ch$ 71 billion from Endesa Chile on a stand-alone basis, excluding dividends paid to us, among others).

•	Ch$ 385 billion in purchases of minority shareholdings (Coelce for Ch$134 billion and Edegel for Ch$251 billion).

•	Ch$ 247 billion of interest expense (including Ch$ 63 billion in Endesa Chile on a stand-alone basis, Ch$ 66 billion in Emgesa among others).

•	Ch$ 210 billion on payments of loans, bonds and other financial instruments from Endesa Chile on a consolidated basis.

•	Ch$ 187 billion on payments of loans and bonds in Enersis on a stand-alone basis.

•	Ch$ 100 billion on payments of loans and bonds in Enel Brasil on a consolidated basis.

•	Ch$ 87 billion on payments of loans and bonds by Codensa.

•	Ch$ 34 billion on payments of loans, bonds and other financial instruments in Edelnor.

For the year ended on December 31, 2013, net cash generated from financing activities was Ch$ 337 billion. The main drivers of this change are described below.

The aggregate cash inflows were primarily due to:

•	Ch$ 120 billion in loans by Ampla.

•	Ch$ 46 billion in loans by Coelce.

•	Ch$ 149 billion in bond issuances by Emgesa.

•	Ch$ 99 billion in bond issuances by Codensa.

•	Ch$ 62 billion in bond issuances and Ch$ 13 billion in loans by Edelnor.

•	Ch$ 11 billion in capital increases by Costanera.

•	Ch$ 20 billion in loans by El Chocón.

•	Ch$ 1,121 billion in capital increase by Enersis (cash portion only).

The aggregate cash outflows were primarily due to:

•	Ch$ 482 billion in dividend payments (including Ch$ 188 billion from Enersis and Ch$ 47 billion from Endesa Chile on a stand-alone basis, among others).

•	Ch$ 231 billion of interest expense (including Ch$ 71 billion in Endesa Chile on a stand-alone basis and Ch$ 51 billion in Emgesa among others).

•	Ch$ 152 billion on payments of loans and bonds in Enel Brasil on a consolidated basis.

•	Ch$ 258 billion on payments of loans, bonds and other and other financial instruments from Endesa Chile on a consolidated basis.

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.”

We coordinate the overall financing strategy of our controlled subsidiaries. Our operating subsidiaries independently develop their capital expenditure plans and finance their capital expansion programs through internally generated funds or direct financings. We have no legal obligations or other commitments to financially support our subsidiaries. In addition, and as disclosed later in this section, none of our debt agreements nor Endesa Chile’s debt agreements include cross default provisions that could be triggered by Argentine or any other foreign subsidiary defaults. Only defaults by certain Chilean subsidiaries could trigger a cross default for us. Chilean subsidiaries are financed by us through intercompany loans. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Investments, Capital Expenditures and Divestitures” and our contractual obligations table set forth below.

Having stated our corporate policy in connection with the financial autonomy that we expect from our subsidiaries, we have in the recent past, and to a very limited extent, provided financial support in Argentina in the form of intercompany loans and capital contributions in which debt was capitalized. We have also guaranteed a loan with a third party for an immaterial amount. Most of the loans have been provided by our investment vehicle, Endesa Argentina S.A., using local funds such as dividends from other Argentine subsidiaries.

Additionally, information about Endesa Chile’s participation in Costanera’s 2013 capital increase can be found later in this section, and information on structured loans from Endesa Chile to Costanera can be found in “Item 7—Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

We believe that the level of such financial support is insignificant in the context of our consolidated financial statements taken as a whole. The fundamental drivers of such limited support are recent regulatory changes implemented by Argentine authorities and our expectation that our Argentine long-lived assets will eventually be appropriately recovered by free cash flows arising from new and more favorable electricity sector regulations.

To the extent there may be positive market signals regarding regulatory improvements which allow us to forecast favorable effects on our Argentine subsidiaries’ operating results, we may continue to evaluate additional, temporary and exceptional financial support (primarily in the form of intercompany loans) on a case by case basis, as described in this context.

We have accessed the international equity capital markets (including several SEC-registered ADS issuances) in 1993, 1996, 2000, 2003 and 2013, and in 1994 for Endesa Chile. We have also issued bonds in the United States (“Yankee Bonds”) for both Enersis and Endesa Chile. Since 1996, we, Endesa Chile and its subsidiary Pehuenche have issued a total of US$ 3,920 million in Yankee Bonds.

The following table lists the Yankee Bonds issued by us and Endesa Chile outstanding as of December 31, 2014. The weighted average annual coupon interest rate for such bonds is 6.6%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(%)	(in millions of US$)
Enersis(1)	10 years	December 2016	7.400	350	250
Enersis(2)	30 years	December 2026	6.600	150	1

Enersis subtotal			7.397 (4)	500	251
Endesa Chile	12 years	August 2015	8.625	200	200
Endesa Chile	10 years	April 2024	4.250	400	400

Endesa Chile(1)	30 years	February 2027	7.875	230	206
Endesa Chile(3)	40 years	February 2037	7.325	220	71
Endesa Chile(1)	100 years	February 2097	8.125	200	40

Endesa Chile subtotal			6.426 (4)	1,250	917

Total			6.634 (4)	1,750	1,168

(1)	Enersis and Endesa Chile repurchased some of these bonds in 2001.
(2)	Holders of our 6.6% Yankee Bonds due 2026 exercised a put option on December 1, 2003 for an aggregate principal amount of US$ 149 million, leaving US$ 1 million outstanding.
(3)	Holders of the Endesa Chile 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.
(4)	Weighted-average coupon.

The following table lists Emgesa’s bond issued in the United States. The bond is denominated in Colombian pesos. The annual interest rate for such bond is 8.75%.

Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Aggregate Principal Amount
				Issued	Outstanding
			( %)	(in billions of CP$)	(in billions of CP$)	(in billions of Ch$) (1)
Emgesa	10 years	January 2021	8.75	737	737	187

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2014, which was CP$ 3.9431 per Ch$ 1.00

We and Endesa Chile, as well as our subsidiaries in the five countries in which we operate, have access to the domestic capital markets where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by us and Endesa Chile outstanding as of December 31, 2014.

Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Aggregate Principal Amount
				Issued	Outstanding
			( %)	(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Enersis Series B2	21 years	June 2022	5.75	2.5	1.1	28
Endesa Chile Series H	25 years	October 2028	6.20	4.0	3.0	73
Endesa Chile Series M	21 years	December 2029	4.75	10.0	10.0	246

Total			5.13(1)	16.5	14.1	347

(1)	Weighted-average coupon.

For a full description of local bonds issued by us and Endesa Chile, see “Unsecured liabilities detailed by currency and maturity” and “Secured liabilities breakdown by currency and maturity” in Note 20 of the Notes to our consolidated financial statements.

The following table lists local bonds issued by our foreign subsidiaries, outstanding as of December 31, 2014. We present aggregate information for each company. The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company.

Issuer	Maturity	Coupon(1)	Aggregate Principal Amount Outstanding
		(%)	(in billions of Ch$)
Ampla	July 2019	12.92	249
Codensa	November 2025	8.39	298
Coelce	October 2018	13.18	105
Edegel	January 2028	6.48	49
Edelnor	November 2038	6.52	230
Emgesa	May 2030	8.02	659

Total			1,591

(1)	Many of the coupon rates are variable rates based on local indexes, such as inflation. The table reflects the coupon rate taking into account each local index as of December 31, 2014.

We frequently participate in the international commercial bank markets governed by the laws of the State of New York through syndicated senior unsecured loans. As of December 31, 2014, the amount outstanding or available for this bank loans is listed below:

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Endesa Chile	Syndicated revolving loan	July 2019	200	—

The Endesa Chile revolving credit facility due July 2019 does not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing us full flexibility to draw on up to US$ 200 million in the aggregate from such committed revolving facilities under any circumstances, including situations involving a MAE.

We and Endesa Chile also borrow from banks in Chile under fully committed facilities in which a potential MAE would not be an impediment to this source of liquidity. In early 2013, both companies entered into 3-year bilateral revolving loans for an aggregate of UF 4.8 million (Ch$ 118 billion as of December 31, 2014) as described below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF$)	(in billions of UF$)
Enersis	Bilateral revolving loan	April 2016	2.4	—
Endesa Chile	Bilateral revolving loan	February 2016	2.4	—

Total			4.8	—

Our subsidiaries also have access to fully committed credit lines in the local markets, as detailed below.

Borrower	Type	Last Maturity	Facility Amount	Amount Drawn
			(in billions of Ch$)	(in billions of Ch$)
Ampla	Bilateral revolving loans	May 2016	50	—
Coelce	Bilateral revolving loans	September 2016	43	—
Emgesa	Bilateral revolving loans	January 2015	91	—
Edelnor	Bilateral revolving loans	July 2016	46	—
Edegel	Bilateral revolving loans	November 2016	21	—

Total			251	—

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to approximately Ch$ 491 million in the aggregate as of December 31, 2014 (including one minor credit line in Brazil).

We and Endesa Chile also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 183 billion in the aggregate, none of which we currently draw upon. Unlike the committed lines described above, which are not subject to material adverse event condition precedents prior to disbursements, these facilities are not guaranteed under all circumstances. Our subsidiaries also have access to uncommitted local bank facilities, for a total amount of Ch$ 295 billion, none of which we currently draw upon.

Both we and Endesa Chile may also access the Chilean commercial paper market under programs that have been registered with the Chilean SVS for a maximum of US$ 200 million for each borrower. In addition, we have a local bond program registered with the SVS for UF 12.5 million (Ch$ 308 billion as of December 31, 2014), which has not been drawn upon yet. Finally, our foreign subsidiaries also have access to other types of financing, including governmental facilities, supplier credit and leasing, among others.

Except for the SEC-registered Yankee Bonds, which are not subject to financial covenants, our and Endesa Chile’s outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2014, the most restrictive financial covenant affecting us was the Indebtedness to EBITDA Ratio covenant, as defined contractually, corresponding to the syndicated bilateral loan facility that matures in April 2016. For Endesa Chile, the most restrictive financial covenant was the Leverage Ratio in connection with the bilateral revolving loan facility that matures in February 2016. Under such covenants, the maximum additional debt that could be incurred without a breach of the most restrictive covenant is Ch$ 4,165 billion and Ch$ 2,792 billion for us and Endesa Chile, respectively. As of December 31, 2014 and as of the date of this Report, we and our subsidiaries are in compliance with the financial covenants contained in our debt instruments with the exception of our Argentine subsidiary, El Chocón.

As of December 31, 2014 and March 31, 2015, El Chocón did not meet an interest coverage ratio test (EBITDA to interest expense) pursuant to a covenant requirement under a loan agreement with Standard Bank, Deutsche Bank and Itaú that matures in February 2016. El Chocón has experienced difficulties in meeting this requirement several times in the past and has obtained waivers of compliance from its lenders. As of the date of this Report, we are in discussions with the lenders and El Chocón has not received any waivers or acceleration notices for its most recent failure to comply with the ratio. If the lenders decide to declare an event of default and accelerate the loan, US$ 15 million of principal and interest would become immediately due and payable under this facility. Because of cross-acceleration provisions of El Chocón’s other loans, an additional Ch$ 21 billion would also be accelerated and El Chocón would be required to enter into bankruptcy.

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

The cross default provision for the Endesa Chile revolving credit facilities due in July 2019, governed by the laws of the State of New York, refers to defaults of the borrower, without reference to any subsidiary. Under such credit facilities, only matured defaults exceeding US$ 50 million qualify for a potential cross default when the principal exceeds US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if lenders representing more than 50% of the aggregate debt of a particular outstanding facility choose to do so. Neither of our local facilities due in April 2016 nor the Endesa Chile local facilities due in February 2016 has cross default provisions to debt other than the respective borrower’s own indebtedness.

Cross default provisions of our and Endesa Chile Yankee Bonds may be triggered only by our or Chilean subsidiaries’ debt. A matured default of either Enersis, Endesa Chile or one of their respective Chilean subsidiaries could result in a cross default to our and Endesa Chile’s Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$ 30 million, or its equivalent in other currencies, and in the specific case of the Endesa Chile’s Yankee Bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, Yankee bondholders would have the option to accelerate if either the trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so. A payment default or a bankruptcy/insolvency default outside of Chile has no contractual effect on our Yankee Bond indentures, no matter how material. Likewise, neither our nor Endesa Chile’s local bonds have subsidiary cross default provisions.

All of our and Endesa Chile’s Yankee Bonds, including those registered with the United States Securities and Exchange Commission, are unsecured and not subject to any guarantees by any of our subsidiaries or parent company.

Our Argentine subsidiary, Costanera, did not make any installment payments due in 2012, 2013 and 2014 under the terms of a 1996 supplier credit agreement with Mitsubishi Corporation (“MC”) for a total amount of US$ 107 million in payments, including principal and interest. After a negotiation process which ended on October 27, 2014, Costanera and MC agreed to refinance the debt under the following summary terms:

—	forgiveness of accrued interest under the agreement for US$ 66 million as of September 30, 2014;

—	the rescheduling of US$ 120.6 million in capital maturities for a period of 18 years, with a grace period of 12 months;

—	the debt must be completely paid by December 15, 2032;

—	an annual amortization of capital of at least US$ 3 million, in quarterly installments;

—	a 0.25% annual interest rate;

—	maintenance of the lien on the combined-cycle power plant at Costanera in favor of MC;

—	restrictions to dividend payment; and

—	the condition precedent for the rescheduling agreement effectiveness was the payment of US$ 5 million of capital, carried out on November 14, 2014.

As explained elsewhere in this section, payment defaults and bankruptcy proceedings of non Chilean subsidiaries have no financial effect on our debt obligations.

In addition, Costanera carried out a capital increase in November 2013 that improved its working capital. Its weak financial situation is attributable to its inability to obtain tariff adjustments that reflect its actual generation costs.

With the exception of our Argentine subsidiaries, our companies have access to existing credit lines sufficient to satisfy all of their present working capital needs. Access to the capital markets on the part of our Argentine subsidiaries has been very limited due to the difficult financial situation still prevailing in Argentina (particularly in the utilities sector) since 2002, the poor capital markets environment due to the shortage of off-shore financing, the nationalization of the pension fund system and, in general, higher risk associated with lending to Argentine utilities as a consequence of the regulatory framework. Notwithstanding these unusual circumstances, these subsidiaries were still able to refinance debt maturing in 2014.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. Legal counsels in the countries where our subsidiaries and affiliates operate have informed us of the current legal restrictions regarding the payment of dividends or distributions to us in the jurisdictions where such subsidiaries or affiliates are incorporated. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. Certain credit facilities and investment agreements of our subsidiaries restrict the payment of dividends or distributions in certain special circumstances. For instance, one of Endesa Chile’s UF-denominated Chilean bonds restricts the amount of intercompany loans that Endesa Chile and its consolidated subsidiaries are allowed to lend to us. The threshold for such restriction of intercompany loans is US$ 100 million equal to Ch$ 61 billion. For a description of liquidity risks resulting from our company status, please see “Item 3. Key Information — D. Risk factors —We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.”

Our estimated capital expenditures for 2015 through 2019 amount to Ch$ 5,854 billion, of which Ch$ 4,855 billion are considered non-discretionary investments. We include maintenance capital expenditures as non-discretionary because it is important for us to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects under execution as non-discretionary expenditures. We consider the remaining Ch$ 999 billion as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

Other than in Argentina, we do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. We expect to be able to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings.

Transactions that most significantly affected our foreign subsidiaries’ liquidity in 2014 included:

•	Emgesa: local bond issuance for Ch$ 165 billion to finance the El Quimbo project.

•	Codensa: local bond issuance for Ch$ 53 billion to refinance short term maturities.

•	Edelnor: local bond issuance for Ch$ 77 billion to refinance short term maturities.

•	Coelce: bank loan for a total amount of Ch$ 118 billion to refinance short term maturities and CAPEX.

•	Ampla: local bond issuance for a total amount of Ch$ 75 billion to refinance short term maturities.

•	Endesa Chile: Yankee bond issuance for a total amount of Ch$ 222 billion to refinance short term maturities.

Transactions that most significantly affected our foreign subsidiaries’ liquidity in 2013 included:

•	Costanera: capital increase for Ch$ 11 billion, of which 77% was subscribed by Endesa Chile, to support the capital structure of the company.

•	Emgesa: local bond issuance for Ch$ 149 billion to finance El Quimbo investment needs.

•	Edelnor: local bond issuance and bank loan totaling Ch$ 75 billion to refinance short term maturities.

•	Ampla: bank loan credits for a total amount of Ch$ 120 billion to refinance short term maturities.

•	El Chocón: syndicated loan with local banks for Ch$ 14 billion to refinance short term debt.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information.

Our subsidiaries are engaged in the generation, transmission, and distribution of electricity in Chile, Argentina, Brazil, Colombia, and Peru. Therefore, our businesses are subject to a wide range of conditions that may result in variability in our earnings and cash flows from year to year. In general, our net income is a result of our operating income from our generation and distribution businesses and other factors such as income from unconsolidated related companies, foreign currency exchange rate effects, and tax expense.

In our generation business, our operating income for the year ended December 31, 2014 increased by 10.7 % as compared to 2013. This percent change in the generation segment’s operating income in 2014 varies in each of the five countries where we operate and is due to numerous factors, including hydrological conditions, the price of fuel used to generate thermal electricity, and the prevailing regulated and spot market prices for electricity.

We expect our reasonably good operating performance to continue during the coming years, given the favorable macroeconomic perspective for all of the countries in which we operate, except for Argentina. Despite current uncertainties concerning the global economy, there are favorable expectations for this region’s growth during the next five years, including an expected 3.6% growth in gross domestic product in 2015, based on World Economic Outlook published by the IMF in October 2014 and a stable electricity demand growth.

On the other hand, development of new generation facilities in South America has always lagged behind demand growth. We anticipate that this tendency will continue for the foreseeable future. Also, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation, and scarcity of places where to locate plants; these new projects involve higher development costs than in the past.

We expect that average electricity prices will adjust to recognize these increased costs. This could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus have greater profitability in scenarios of increasing prices to end users. Furthermore, an important part of the new installed capacity under development in the five countries in which we operate corresponds to thermal power plants, with coal and natural gas as their principal fuels. Thus, we expect this situation will also impact long term spot prices positively. Long term contracts awarded to our subsidiaries in different bids have already incorporated these expected price levels. Currently, 44% of our expected annual generation is sold under contracts with terms of at least ten years and an additional 53% under contracts with terms of at least five years.

However, spot prices are subject to great volatility, affecting our forecasted income. In order to address this risk in the generation business, we have implemented commercial policies to control relevant variables and provide stability to the profit margins. Our commercial policy seeks to establish a global framework to conduct energy trading operations, setting responsibilities, guidelines and acceptable risk limits aligned with our objectives. Therefore, we define contractual volumes that minimize the risk of supply in adverse hydrological conditions and include risk mitigation clauses, where necessary, with some unregulated customers.

In order to mitigate the risk of increasing fuel costs, we have entered into supply contracts to cover part of the fuel needed to operate the thermal generation units, which operate with coal, natural gas, diesel, and fuel oil. In Chile, through an equity interest in GNL Quintero and GNL Chile, and a Long Term Gas Supply Agreement with GNL Chile, we are the only electricity company in Chile with direct access to the LNG terminal at Quintero Bay (the only facility of its kind in the SIC market). This enhances our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have a greater environmental impact.

In July 2013, Endesa Chile successfully renegotiated a LNG sale and purchase agreement with British Gas. This renegotiation modified some conditions of the original contract, allowing Endesa Chile to secure its long-term LNG supply at competitive prices, with significant flexibility and at capacities sufficient for its current and future needs.

Endesa Chile also exercised a priority option to purchase additional regasification capacity as part of an expansion at the Quintero LNG Terminal. This allows us to increase our regasification capacity from 3.2 million cubic meters per day to 5.4 million cubic meters per day, as of the first quarter of 2015. This expansion will allow our San Isidro and Quintero power plants to generate additional thermal electricity and also allow Endesa Chile to secure the LNG supply necessary for potential new power plants.

With respect to our distribution business segment, our operating income for the year ended December 31, 2014 decreased by 7.8% as compared to 2013. This decrease is mainly a result of less extraordinary revenues recognized in Argentina due to regulations that recognized accumulated costs not incorporated in tariffs in comparison to 2013. We expect that the South American countries in which we operate will continue to experience high growth rates, positively impacting our distribution business performance. In particular, we expect growth rates in the electricity sector to continue, mainly due to the gap in the per capita electricity consumption that these countries have with respect to more developed countries. We estimate that electricity demand will grow approximately 4% annually, on average, over the next ten years, in the five countries in which we operate.

In connection with the distribution segment tariffs, and taking into account the future periodic review process in each country in which we operate, we expect that the regulators will continue to recognize investments, encourage efficiency, and establish prices that will allow for an appropriate return on our investment. We also anticipate that our distribution companies will increase their profitability during the period between periodic tariff setting processes, according to price cap tariff model, due to growth and economies of scale. After tariffs have been set, the companies have the opportunity to increase their efficiency, and obtain extra profits associated with such efficiencies, during the period subsequent to each new tariff setting. For a better understanding of the cycles in the process, please refer to the figure below, where we conceptually describe the effect of the application of the price cap model used by regulators in most of the countries where we operate.

Although the price at which a distribution company purchases electricity has a substantial impact on the price at which it is sold to end users, it does not have an impact on our profitability. The cost of electricity purchased is passed through to end users. However, distribution companies usually enter into long-term contracts in order to decrease exposure to electricity price volatility. This is a common practice in most of the countries in which we operate distribution companies.

Although having operations in the five countries allows us to somewhat offset and counterbalance variations with respect to the main factors that can affect our operating results, we cannot claim that our portfolio of assets is fully hedged. Furthermore, there can be no assurance that past performance will be indicative of future performance with respect to our businesses. Any significant change with respect to hydrological conditions, fuel or electricity prices, among other factors, could affect our operating income in the generation business. More broadly, any significant change with respect to economic or population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income. Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates. For further information regarding our 2014 results compared with those recorded in previous periods, please see “— A. Operating Results — Results of Operations for the Years ended December 31, 2014 and December 31, 2013” and “— A. Operating Results — Results of Operations for the Years ended December 31, 2013 and December 31, 2012.” Investors should not look at our past performance as indicative of future performance.

We do not expect that our current debt agreements, which impose certain restrictions, would have a negative impact on our capital expenditure plan and we have many sources of proven liquidity in the international and domestic capital markets. As of December 31, 2014, we are able to incur up to Ch$ 4,165 billion in incremental debt, including Endesa Chile’s incremental debt capacity of Ch$ 2,792 billion, without entering into a breach of the debt covenants, beyond current levels of consolidated indebtedness. We believe that we will continue to have similar comfortable levels of leverage capacity for the foreseeable future. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”).

We expect that we will continue generating substantial operating cash, which can be used to finance a significant part of our capital expenditure plan. If needed, our shareholders can also decrease the dividend payout ratio, subject to certain minimum legal restrictions, in order to finance our investment plan and future growth.

In order to be more responsive to the wishes of the residents living in the a surrounding areas of prospective new sites, we have shifted our focus to constructing smaller, less invasive power plants. These plants are constructed faster, allow greater flexibility to activate or deactivate according to system needs, and are generally more acceptable to residents. The local population will be involved in the planning stages of any future projects.

E.	Off-balance Sheet Arrangements.

We are not a party to any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2014:

Ch$ billion	Total	2015	2016-2017	2018-2019	After 2019
Bank debt	287	40	103	102	41
Local bonds(1)	1,952	128	431	440	953
Yankee bonds(1)	977	121	233	—	622
Other debt(2)	315	44	124	96	51
Interest expense(3)	1,794	291	463	311	729
Pension and post-retirement obligations(4)	331	62	90	78	101
Purchase obligations(5)	39,320	2,343	4,323	4,305	28,349
Financial leases	115	20	50	28	17

Total contractual obligations	45,091	3,049	5,817	5,360	30,863

(1)	Net value, hedging instruments included substantially modify the principal amount of debt.
(2)	Other debt includes governmental loan facilities, supplier credits and short-term commercial paper among others.
(3)	Interest expenses are the interest payments for all outstanding financial obligations, calculated as principal multiplied by the interest rate, presented according to when the interest payment comes due.
(4)	We have funded and unfunded pension and post-retirement benefit plans. Our funded plans have contractual annual commitments for contributions, which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future discounted payments necessary to meet all of our pension and post-retirement obligations.
(5)	Includes generation and distribution business purchase obligations which are comprised mainly of energy purchases, operating and maintenance contracts, and other services. Of the total contractual obligations of Ch$ 39,320 billion, 83% corresponds to energy purchased for distribution, 12% corresponds primarily to fuel supply, maintenance of medium and low voltage lines, supplies of cable and utility poles, and energy purchased for generation. The remaining 5% corresponds to miscellaneous services, such as LNG regasification, fuel transport and coal handling.

G.	Safe Harbor.

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

Set forth below are the members of our Board of Directors as of December 31, 2014.

Directors	Position	Held Since
Jorge Rosenblut(1)	Chairman	2014
Borja Prado E.	Vice Chairman	2013
Andrea Brentan	Director	2009
Alberto De Paoli(1)	Director	2014
Rafael Fernández M.	Director	2010
Carolina Schmidt Z. (1)	Director	2014
Hernán Somerville S.	Director	1999

(1)	Appointed to the Board of Directors in November 2014

At the OSM held on April 28, 2015, a new Board of Directors was elected for a period of three years starting from the date of the meeting. The members of our new Board of Directors are:

•	Jorge Rosenblut
•	Francesco Starace
•	Francesca Di Carlo
•	Alberto De Paoli
•	Hernán Somervielle S.
•	Carolina Schmidt Z.
•	Rafael Fernández M.

At the Board of Directors meeting held on April 28, 2015, our new Board of Directors agreed to appoint Mr. Jorge Rosenblut as Chairman of the Board of Directors, and Mr. Francesco Starace as the Vice Chairman. At the same meeting, it was agreed to appoint Mr. Hernán Somervielle S., Ms. Carolina Schmidt Z. and Mr. Rafael Fernández M. as members of the Directors’ Committee. Additionally, Mr. Hernán Somervielle S. was appointed as the Directors’ Committee’s Financial Expert.

Set forth below are brief biographical descriptions of our directors, three of whom reside in Chile, two in Spain, one in Italy and one in the United States, as of December 31, 2014.

Jorge Rosenblut

Chairman of the Board of Directors

Mr. Rosenblut was appointed Chairman of the Board of Directors in November 2014. Before assuming his current position, he served as Chairman of Endesa Chile’s Board of Directors since December 2009 and Chairman of Chilectra for the ten previous years. Mr. Rosenblut is an advisor to Ripley, a Chilean retailer and financial services business. He is currently a board member of the Institute of Americas of La Jolla, California. He is also involved in various educational organizations and business advisory committees in Chile and in the United States, and is a frequent writer on Latin American energy policy and the Pacific Partnership in various media, such as El País, El Mercurio and the Financial Times. He has been a representative of Sun Life Financial (Canada), a financial services company, and Director of AFP Cuprum, a Chilean pension fund. Between 1990 and 1996, he held positions in the government of Chile, including that of Undersecretary of Telecommunications from 1994 to 1995, and Undersecretary of the Presidency of Chile from 1995 to 1996. Mr. Rosenblut received the “Entrepreneur of the Year” award from the U.S.- Chile Chamber of Commerce in 2007 and in 2013. That same year, he was named one of the “Top 100 Businessmen in Latin America” by the Latin Business Chronicle. Mr. Rosenblut holds a degree in industrial engineering from the Universidad de Chile (Santiago, Chile), with a master’s degree in public administration from Harvard University’s Kennedy School of Government (Massachusetts, USA).

Borja Prado E.

Vice Chairman of the Board of Directors

Mr. Prado was elected Vice Chairman of Enersis in April 2013. Mr. Prado is Chairman of Endesa Spain and Chairman of Global Coverage of Mediobanca, an Italian investment bank, and he was the Chairman of Mediobanca for Spain and Latin America between 2007 and 2014. He currently serves as Director on the boards of Enel Iberoamérica and Mediaset, an Italian mass media company, and he is a member of the Spanish Group of the Trilateral Commission, a private international organization, established in 1973 to foster greater cooperation between the United States, Europe and Japan. His professional career began in 1980 in Fomento de Comercio Exterior (Focoex), a Spanish state owned company that manages contracts for the supply of goods and services abroad. Between 1989 and 1994, he served as Vice Chairman of UBS, a Swiss bank, in Spain. In 1995, he became Director of Rothschild, a bank, in Spain, where he worked for four years. Between 1999 and 2007, he worked for Lazard, a financial advisory and asset management firm, as Vice Chairman of the Spanish branch. From 2007 to 2009, he served as a Director on the Board of Endesa Spain and Endesa Chile. Mr. Prado studied law at the Universidad Autónoma de Madrid (Madrid, Spain). He continued his studies in international relations and foreign trade at New York University (New York, USA).

Andrea Brentan

Director

Mr. Brentan has been a Director since 2009 and he served as Vice Chairman from 2009 to April 2013. Mr. Brentan also was the CEO of Endesa Spain between July 2009 and October 2014. He was a research assistant at New York University from 1975 to 1977 and then held various positions at GIE, an Italian power plant contractor with worldwide operations, until the beginning of 1991. From 1991 to 1999, he successively held the positions of CFO and CEO at Sae Sadelmi, a Milan-based company belonging to the ABB Group, engaged in power plant engineering, procurement, and construction, as well as electrical generation equipment manufacturing and service. From 2000 to 2002, he was the Head of the Worldwide Steam Power Plant at Alstom, a French power company, based in Paris. He joined Enel in November 2002, where he held several positions in the company, including Head of Business Development and the M&A unit of the International Division, Chairman of Viesgo S.A., a Spanish generation company, Chairman of Enel North America, Enel Latin America and Slovenske Elektrárne, an Enel subsidiary in the Slovak Republic, and Director and CEO of Enel

Iberoamérica. He currently holds the position of Director of Enel Green Power, and he was Director of Enel Investment Holding, Enel Capital and of Enel Unión Fenosa Renovables. Until June 2009, he served as Director of the Iberian Peninsula and Latin American Division of Enel and Vice Chairman of the Board of Endesa Spain. Mr. Brentan received a degree in mechanical engineering from Politecnico di Milano (Milan, Italy) and holds a M.Sc. in Applied Science from New York University (New York, USA).

Alberto De Paoli

Director

Mr. De Paoli was elected a Director in November 2014. He was appointed CFO of Enel in November 2014. Between 1993 and 2008, Mr. De Paoli worked in the telecommunications sector, first at Telecom Italia, then Wind Telecomunicazioni and finally Tiscali, where his roles included Head of Planning and Control, CFO, Head of Strategy, M&A and Business Development, as well as Executive Assistant to the CEO. From April 2008 to April 2012, he was CFO of Enel Green Power, where he led the listing of the company on the Milan and Spanish stock exchanges. Between May 2012 and November 2014, he was Head of Group Strategy for Enel. He holds a degree in economics from the University of Rome La Sapienza (Rome, Italy).

Rafael Fernández M.

Director, Member of the Directors’ Committee

Mr. Fernández was elected a Director of Enersis in April 2010. From 1997 to 2006, Mr. Fernández served as Chairman of the Board and Director of various Argentine electricity companies in generation, transmission, distribution, and trading, as well as in natural gas production and transport companies. Before that, he was CEO of several power generation companies. He also founded and was a member of the Academic Committee in the Masters Program in Electricity Business at ITBA, an Argentine university, until 2006, and from 2006 until 2010, was a member of the Advisory Committee of the Development Department of Universidad Alberto Hurtado, a Chilean university. Between 2002 and 2006, he was the Executive Director of the Gas and Energy Business Division and member of the Board of Directors of Petrobras Energía, a Brazilian state-owned oil and gas company, in Argentina. Between 2006 and January 2010, he served as CEO and Director of Petrobras Chile Petrolera Ltda. Since October 2011, he has been a member of the Board of Directors of Australis Seafood S.A., a Chilean salmon company, and Chairman of Australis Seafood’s Director’s Committee. From June 2010 to December 2013, he was CEO of Corporación de Capacitación y Empleo, a subsidiary of Sociedad de Fomento Fabril (SOFOFA), a non-profit trade association representing the views and interests of Chilean businessmen. Mr. Fernández received a degree in civil industrial engineering from Pontificia Universidad Católica de Chile (Santiago, Chile). He also carried out graduate studies at E.S.A.E. in the same university in 1988-1989, and the Advanced Management Program at Duke University (North Carolina, USA) in 2004.

Carolina Schmidt Z.

Director, Member of the Directors’ Committee

Ms. Schmidt was elected a Director in November 2014. Between March 2010 and April 2013, she was Minister of SERNAM, the Chilean National Service for Women, and from April 2013 to March 2014 she was Minister of Education, both under former President Sebastián Piñera´s administration. Ms. Schmidt is a member of the Women Corporate Directors Group and has participated as Council Member of Comunidad Mujer, a private nonprofit corporation that promotes policies to achieve greater participation of women in the public sphere. She was an advisor to CEMM, the Women’s Business Studies Center at Universidad del Desarrollo (Chile) and was an independent member of the Childhood Policies Advisor Council, created by President Michelle Bachelet in her first term in office. In the private sector, Ms. Schmidt was CEO of Capital, a business magazine, Compañía de Alimentos CCU S.A. a firm in the food industry, a Director of Viña Tabalí S.A., a vineyard, and Distribuidora Digraf, an advertising graphics input supplier. Ms. Schmidt holds a business administration degree from Pontificia Universidad Católica de Chile (Santiago, Chile).

Hernán Somerville S.

Director, Chairman of the Directors’ Committee

Mr. Somerville has been a Director since 1999 and the Committee’s Financial Expert since April 2013. From 1983 to 1988, he was Director of the Central Bank of Chile, serving as Chief Debt Negotiator for Chilean public and private commercial bank debt. Mr. Somerville was the Chairman of CPC, the Chilean Confederation of Production & Commerce. Since 1989, he has been the Managing Director and Partner of Fintec, a Chilean investment, advisory and management company. He was the Chairman of the Chilean Association of Banks and Financial Institutions, and also was Chairman of the Latin American Federation of Banks. He was the former Chairman of Transbank S.A., which manages credit and debit cards in Chile. He was also a Board Member of INACAP, a Chilean vocational school, and the former Chairman of the Chilean Pacific Foundation, a Chilean foundation with links to Pacific Ocean countries. Mr. Somerville earned a law degree from Universidad de Chile (Santiago, Chile) and studied Comparative Law at New York University Law School (New York, USA).

Executive Officers

Set forth below are our Executive Officers as of December 31, 2014, except as otherwise noted below.

Executive Officers	Position	Current Position Held Since
Luca D’Agnese(1)	Chief Executive Officer	2015
Daniel Fernández K.	Deputy Chief Executive Officer	2014
Marco Fadda	Planning and Control Officer	2013
Javier Galán A.	Chief Financial Officer	2014
Eduardo López M.(2)	Procurement Officer	2010
José Miranda M.	Communications Officer	2014
Alain Rosolino	Internal Audit Officer	2012
Domingo Valdés P.	General Counsel	1999
Paola Visintini V.	Human Resources Officer	2014

(1)	Appointed Enersis’ CEO by the Board of Directors on January 29, 2015.
(2)	In January 2015, Mr. Antonio Barreda replaced Mr. López as the Procurement Officer.

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile.

Luca D’Agnese was appointed CEO of Enersis in January 2015. He started his career at Hewlett-Packard, an information technology firm. In 1988, he started working for McKinsey & Company, a management consulting company, where he became partner. From 2003 to 2005, Mr. D’Agnese was the CEO of the Italian company, Gestore della Rete di Transmissione Nazionale (GRTN), which later merged with Terna, and manages the Italian electricity transmission network. In Terna, he was Operations Director and was in charge of planning and implementation of investments, as well as network operations and maintenance. Between 2007 and 2010, he was the CEO of Ergycapital, an Italian investment company listed on the Milan Stock Exchange specializing in renewable energy. Mr. D’Agnese joined Enel in 2011 as Romanian country manager. In 2014, he became Director of the Eastern European Division, as well as Chairman of the Board of Directors and CEO of Slovenské Elektrárne, an Enel subsidiary in the Slovak Republic. Mr. D’Agnese holds a degree in physics from Scuola Normale Superiore di Pisa (Pisa, Italy) and holds an M.B.A. from the INSEAD business school (Fontainebleau, France).

Daniel Fernández K. became Deputy Chief Executive Officer in November 2014. He was previously Vice Chairman of HidroAysén. Mr. Fernández has vast experience in the oil & gas sectors, urban infrastructure, concessions, ports, drinking water, housing, mining logistics, media, energy and public policy in public and private companies. Mr. Fernández was Chairman of the Board of Directors of Metro S.A., the Santiago subway system, Ferronor S.A., a Chilean railway transport company, and Chairman of the Latin-Iberoamerican Association of Subway and Underground (ALAMYS, in its Spanish acronym). He was member of the Board of Directors of Esval, a Chilean water utility, EFE, a state-owned Chilean railway company and of the Corporación para la Promoción del Financiamiento de la Vivienda, a corporation which promotes housing finance. He was CEO of ENAP, a Chilean state-owned petroleum company and of the Complejo Portuario Mejillones S.A. a Codelco subsidiary created to promote port development in the Bay of Mejillones, Chile. Mr. Fernández was advisor to the Minister of Transportation and Telecommunications in Urban Transportation Planning and was Executive Secretary of the Investment Planning Commission in Transportation Infrastructure (SECTRA). Additionally, Mr. Fernández taught Transportation Planning and Traffic Management Models at Universidad de Chile’s Transportation Engineering Program and, recently, has been professor of Social Environments Complexity in the M.B.A. program of Universidad Adolfo Ibañez (Santiago, Chile). Mr. Fernández holds a degree in civil engineering from Universidad de Chile (Santiago, Chile). He is certified in Spiral Dynamics (an analysis and cultural change tool) by the National Values Center of California (California, USA).

Marco Fadda was appointed Planning and Control Officer of Enersis in April 2013. In 1998, he joined Enel, and in 1999 he was promoted to head of Management Control at Enel Trade S.p.A. in the Administration, Finance and Control Department, where he spent four years. He later joined the Department of Planning and Control of Generation & Energy Management (GEM Division), and in 2009 was promoted to Manager of Planning and Control of the GEM Division. He has been a member and team coordinator on significant international projects. Mr. Fadda holds a degree in economics from the Università degli Studi di Genova (Geneva, Italy) and received a masters in network business administration at the Polytecnicodi Milano (Milan, Italy).

Javier Galán A. was appointed the CFO of Enersis in December 2014. He joined Endesa Spain in 1992 as International Operations Officer. In 1993, he became CFO of Endesa Desarrollo, a subsidiary of Endesa Spain, where he initiated the international expansion of Endesa Spain’s operations, mainly in Latin America. Since then, he has held various managerial positions within the group with responsibilities in Finance, Management Control, Strategy, and M&A, as well as serving on several Boards of Directors. In 2006, he was appointed Endesa Spain’s CFO and in 2013 CFO of an Enel division in Italy. Before joining Endesa Spain, Mr. Galán worked at the Chase Manhattan Bank, N.A., in London, as the Vice Chairman of Corporate Finance and in Madrid as Senior Analyst in the Corporate Finance and Treasury Program, as Treasurer of Red Eléctrica de España S.A., the operator of the Spanish electricity system. Mr. Galán holds an economics degree from Universidad Complutense de Madrid (Madrid, Spain) and an M.B.A. from the Instituto de Empresas de Madrid (Madrid, Spain), and a graduate degree in Senior Management from the IESE Business School (Madrid, Spain).

Eduardo López M. served as Procurement Officer from June 2008 to January 2015. He joined the group in 1981 and served in several positions in the finance department at Chilectra until 1992. Between 1992 and 1995, he worked at Edesur where he served as Sales Director. He was also CEO of Diprel S.A., our former subsidiary, between 1996 and 2001. In 2002, he was appointed as Enersis’ Procurement Director and from 2004 until 2008 he held the same position at CAM. Mr. López received a degree in commercial engineering from Pontificia Universidad Católica de Valparaíso (Valparaíso, Chile).

José Miranda M. was appointed Communications Officer in December 2014. Mr. Miranda worked 11 years in Televisión Nacional de Chile (TVN), a Chilean TV channel, as producer of many shows and covering events such as presidential elections in Peru, Venezuela and the rescue of 33 underground miners in Chile. From 2008 to 2010, he worked as General Producer of the Chilean news channel “Canal 24 Horas de Noticias,” another TVN channel. In 2011, Mr. Miranda joined TVN again, as General Producer of the Entertainment Area and later as Executive Producer of Children’s Content and Executive Producer of Purchasing International and National Contents. Mr. Miranda is an Audiovisual Communicator with a degree from DUOC UC (Santiago, Chile), holds a graduate degree in Management Skills from Universidad de Chile (Santiago, Chile) and he participated in the program “Corporate Entrepreneur and Open Innovation” from Berkeley University-Fundación Chile.

Alain Rosolino was appointed Internal Audit Officer in December 2012. He joined Enel in 2003, having held several positions in the audit area at Enel, Enel Romania, Enel Green Power, Enel Latin America, and from 2011 to 2012, at Enel EGP IBAL (Iberian Peninsula and Latin America). Mr. Rosolino holds a business administration degree from Libera Università Internazionale degli Studi Sociali Guido Carli (Rome, Italy).

Domingo Valdés P. has been General Counsel since May 1999 and is in charge of our Legal Counsel and Corporate Governance Department. He joined Chilectra in 1993 and Enersis in 1997. Mr. Valdés worked as an intern at the New York City law firms of Milbank, Tweed, Hadley & McCloy and Chadbourne & Parke LLP. Before joining Chilectra, Mr. Valdés was a lawyer at Chase Manhattan Bank, N.A., Corporate Department (Chile) and an associate at Carey & Cía., a Santiago based law firm. Mr. Valdés is also Secretary of the Enersis Board of Directors and a Professor of Economic and Antitrust Law at Universidad de Chile Law School. Mr. Valdés holds a law degree from Universidad de Chile (Santiago, Chile), a Master of Law Degree from University of Chicago (Illinois, USA) and he attended a Management Program for Lawyers at the Yale University School of Management (Connecticut, USA).

Paola Visintini V. was appointed Enersis’ Human Resources Officer in December 2014. She joined us in 2005 as Commercial Development Assistant Officer of Chilectra. After six years, she became Enersis’ Communications Officer. In 2013, she was appointed Head of the Communications Agency of the Latin American Division of Enersis. Before joining us, Ms. Visintini worked as the Advertising and Market Research Assistant Manager in Bellsouth Chile S.A., a telecommunications company, as the Head of the IT Department at Banco Santander, as Studies Director at Search Marketing S.A. and as a clinical psychologist in the Consultorio El Roble CIDECO. Ms. Visintini holds a degree in psychology from Universidad de Chile (Santiago, Chile) with postgraduate studies in leadership and coaching, and trained as an Ontological Coach by Newfield (Santiago, Chile).

B. Compensation.

At the OSM held on April 16, 2013, our shareholders approved the current compensation policy for the Board of Directors. Directors are paid an annual variable fee equivalent to 0.1% of our net earnings for the current year based on the statutory consolidated financial statements filed with the SVS (for further details about the differences between IFRS financial statements and statutory financial statements, see Item 3. Key Information. – A. Selected Financial Data). In addition, they receive a monthly fee payable in advance, depending on their attendance at Board meetings and their participation as Director of any of our subsidiaries. These monthly advances consist of a fixed compensation of UF 101 per month and a fee of UF 66 depending on attendance to Board meetings. Both fees are considered as an advance on the annual variable fee. Once our net earnings are approved at the OSM of the following year, we pay the difference between the accrued annual fee and the total monthly fees paid in advance, but only if the resulting amount is positive. The Chairman of the Board is entitled to double the compensation compared to other directors under this policy, while the Vice Chairman will receive fixed compensation of UF 151.5 per month and a fee of UF 99 depending on attendance to Board meetings. The members of the Directors’ Committee are paid a variable annual fee, equivalent to 0.011765% of our net earnings of the current year. In 2014, the total compensation paid to each of our directors was as follows:

	Year ended December 31, 2014
Director	Fixed Compensation	Variable Compensation(1)	Directors’ Committee	Total
	(in thousands of Ch$)
Jorge Rosenblut(2)	9,275	16,140	—	25,414
Borja Prado E.	43,661	68,364	—	112,025
Andrea Brentan(3)	6,872	12,866	—	19,738
Alberto De Paoli(4)	—	—	—	—
Rafael Fernández M.	29,108	65,315	18,731	113,154
Luigi Ferraris(5)	—	—	—	—
Rafael Miranda R.(6)	—	7,028	—	7,028
Carolina Schmidt Z.(7)	4,968	8,070	3,192	16,230
Hernán Somerville S.	29,108	66,924	18,731	114,762
Eugenio Tironi B.(6)	—	7,028	—	7,028
Leonidas Vial E.(8)	24,140	57,263	14,236	95,639
Pablo Yrarrázaval V.(8)	48,279	98,608	—	146,887

Total	195,409	407,604	54,891	657,905

(1)	Includes the monthly variable fee paid in advance and any positive balance against the annual variable fee.
(2)	Mr. Rosenblut was appointed director in November 2014.
(3)	Mr. Brentan waived compensation for his positions as director until October 2014.
(4)	Mr. De Paoli was appointed director in November 2014 and waived compensation for his position as director.
(5)	Mr. Ferraris ceased to be a director in November 2014, and had waived compensation prior to that.
(6)	Messrs. Miranda and Tironi ceased to be directors in April 2013; however, they received payments in 2014 due to differences between the annual variable fee accrued in 2013 and the monthly fee paid in advance for that year.
(7)	Ms. Schmidt was appointed director in November 2014.
(8)	Messrs. Vial and Yrarrázaval ceased to be directors in October 2014.

We do not disclose, to our shareholders or otherwise, any information about an individual Executive Officer’s compensation. For the year ended December 31, 2014, the aggregate gross compensation, paid or accrued, for all our Executive Officers, attributable to fiscal year 2014, was Ch$ 3,028 million in fixed compensation and Ch$ 1,392 million in variable compensation. Our Executive Officers are eligible for variable compensation under a bonus plan for meeting company–wide objectives and for their individual contribution to our results and objectives. The annual bonus plan provides for a range of bonus amounts according to seniority level. The bonuses paid to executives consist of a certain multiple of gross monthly salaries. The amount we accrued in 2014 to provide for pensions, retirement or similar benefits to our Executive Officers totaled Ch$ 116.3 million.

All of our Executive Officers have severance indemnity agreements with us in the event of voluntary resignation, termination by mutual agreement among the parties, or death. They do not have a right to severance indemnity if their relationship with us is terminated due to willful misconduct, prohibited negotiations, unjustified absences, abandonment of duties, among other causes, as defined in Article 160 of the Chilean Labor Code. All of our employees are entitled to legal severance pay if terminated due to our needs, as defined in Article 161 of the Chilean Labor Code.

The funds accrued to provide severance indemnity to our Executive Officers was Ch$ 336.5 million, of which Ch$ 101.1 million was accrued during 2014. There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits for our Executive Officers.

C.	Board Practices.

Our Board of Directors was elected at the OSM held on April 16, 2013, for a three year period which ends in April 2016. However, given that several members of the elected Board of Directors resigned from their positions during 2014, our Board exercising the power under article 32 of the Companies Act, replaced the directors until the April 28, 2015 OSM, in which a new Board of Directors will be elected for a new three year period. For information about each of the directors and the year that they began their service on the Board of Directors, see “— A. Directors and Senior Management” above. Members of the Board of Directors do not have service contracts with us or with any of our subsidiaries that provide them benefits upon termination of their service.

Corporate Governance

We are managed by our Board of Directors, which, in accordance with our bylaws, consists of seven directors who are elected by our shareholders at an OSM. Each director serves for a three-year term, at the end of which each of the seven directors will be re-elected or replaced. Directors can be reelected indefinitely. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the board during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. Any vacancy triggers an election for every seat on the Board of Directors at the next OSM.

Chilean corporate law provides that a company’s board of directors is responsible for the management, administration and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s bylaws and the stockholders’ resolutions. In addition to the bylaws, our Board of Directors has adopted regulations and policies that guide our corporate governance principles.

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

In order to ensure compliance with Securities Market Law 18,045 and SVS regulations, our Board of Directors, at its meeting held on May 28, 2008, approved the “Manual for the Management of Information of Interest to the Market” (the “Manual”). This document addresses applicable standards regarding the information in connection with transactions of our securities and those of our affiliates, entered into by directors, management, principal executives, employees and other related parties; the existence of blackout periods for such transactions undertaken by directors, principal executives and other related parties, existence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that provide protection for confidential information. The Manual was released to the market in 2008, and is posted on our website at www.enersis.cl. In 2010, the Manual was modified in order to comply with the provisions of Law 20,382 (Corporate Governance Improvement Law). The provisions of this Manual shall be applied to the members of our Board, as well as our executives and employees who have access to confidential information, and especially those who work in areas related to the securities markets.

In order to supplement the aforementioned corporate governance regulations, at its meeting held on June 24, 2010, our Board approved a Code of Ethics and a Zero Tolerance Anti-Corruption Plan (“ZTAC Plan”). The Code of Ethics is structured on the basis of general principles such as impartiality, honesty, integrity and other ethical standards of similar importance, all of which are expected from our employees. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with special emphasis on avoiding corruption in the form of bribes, preferential treatment, and other similar matters.

At its meeting held on March 29, 2011, our Board approved the Penal Risk Prevention Model required by Law 20,393 of December 2, 2009, which imposes criminal responsibility on legal entities for the crimes of asset laundering, financing of terrorism and bribing of public officials. The law encourages companies to adopt this model, whose implementation involves compliance with managerial and supervision duties. The adoption of this model therefore mitigates, and in some cases relieves, the effects of criminal responsibility even when a crime is committed. One of the elements of this model is the Penal Risk Prevention Officer, who was appointed by the Board at its meeting held on October 27, 2010. As of December 31, 2014, our Penal Risk Prevention Officer was Alain Rosolino, Internal Audit Officer.

On October 27, 2010, our Board approved “Guidelines 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree 231 of June 8, 2001. Application to Endesa Spain and its Group.” Given that our parent company, Enel, has to comply with Italian Legislative Decree 231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law 20,393, this document, approved by the Board, sets a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers. Legislative Decree 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law 20,393, which deals with the criminal responsibility of legal entities. These guidelines are supplementary to the standards included in the Code of Ethics and the ZTAC Plan.

On November 29, 2012, the SVS issued General Regulation No. 341 which established regulations for the disclosure of information with respect to the standards of corporate governance compliance adopted by publicly held limited liability corporations and set the procedures, mechanisms, and policies that are indicated in the Appendix to the regulation. The objective of this regulation is to provide credible information to investors with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include us, and permit entities like stock exchanges to produce their own analyses to help the various market participants to understand and evaluate the commitment of companies. The Appendix is divided into the following five sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning of the board, (ii) relations between the company, shareholders, and the general public, (iii) the replacement and compensation of senior executives, (iv) the definition, implementation, and supervision of the company’s internal control, risk management policies, and procedures, and (v) other practices adopted by the company that do not refer to the above matters. Publicly held limited liability corporations should send the information with respect to corporate governance practices to the SVS no later than March 31 of each year, using the contents of the Appendix to this regulation as criteria. If none of them is adopted, the company must explain its reasons to the SVS. The information should refer to December 31 of the calendar year prior to its dispatch. At the same time, such information should be at the public’s disposal on the company’s website, and must be sent to the stock exchanges.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the corporate governance rules of the New York Stock Exchange (“NYSE”).

Independence and Functions of the Directors’ Committee (Audit Committee)

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent. We have been subject to this requirement since July 31, 2005. On April 22, 2010, at an Extraordinary Shareholders’ Meeting (“ESM”), our bylaws were amended and the Audit Committee was merged with the Directors’ Committee. According to our bylaws, all members of this Committee must satisfy the requirements of independence as stipulated by the NYSE. Also, Chilean law requires that at least two thirds of the Directors’ Committee be independent directors. According to Chilean law, a member would not be considered independent if, at any time, within the last 18 months he (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or customers. In case there are not sufficient independent directors on the Board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the members of the Directors’ Committee among the remaining Board members that do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (Ch$ 36.9 billion as of December 31, 2014) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07. As of July 31, 2005, Non-U.S. companies have been required to comply with Rule 303A.06, but are not required to comply with Rule 303A.07. Since July 31, 2005, we have complied with the independence and the functional requirements of Rule 303A.06. As required by the Sarbanes-Oxley Act (“SOX”) and the NYSE corporate governance rules, on June 29, 2005, our Board of Directors created an Audit Committee, composed of three directors who were also members of the Board. As previously mentioned, this Audit Committee was merged into the Directors’ Committee in April 2010. As required by our bylaws, the members of the Directors’ Committee, composed of three members of the Board, should comply with Chilean law, as well as with the criteria and requirements of independence prescribed by SOX, the SEC and the NYSE. As of December 31, 2014, our Directors’ Committee was composed of three independent directors, all of whom met the independence criteria of Chilean law, SOX, the SEC and the NYSE.

Our Directors’ Committee performs the following functions:

•	review of financial statements and the reports of the external auditors prior to their submission for shareholders’ approval;

•	formulate the proposal to the Board of Directors, which will make its own proposals to shareholders’ meetings, for the selection of external auditors and private rating agencies;

•	review of information related to transactions of the Company with related parties and reports the opinion of the Directors’ Committee to the Board of Directors;

•	the examination of the compensation framework and plans for managers, executive officers and employees;

•	the preparation of an Annual Management Report, including its main recommendations to shareholders;

•	provide information to the Board of Directors about the convenience of recruiting external auditors to provide non-auditing services, when such services are not prohibited by law, depending on whether such services might affect the external auditors’ independence;

•	oversee the work of external auditors;

•	review and approval of the annual auditing plan by the external auditors;

•	evaluate the qualifications, independence and quality of the auditing services;

•	elaborate on policies regarding employment of former members of the external auditing firm;

•	review and discuss problems or disagreements between management and external auditors regarding the auditing process;

•	establish procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters;

•	any other function mandated to the committee by the bylaws, our Board of Directors or our shareholders.

As of December 31, 2014, Messrs. Fernández and Somerville (Chairman), as well as Ms. Schmidt, were members of the Audit Committee, all of whom complied with the independence requirements of the SEC, SOX, the NYSE and Chilean law.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. Although Chilean law does not provide for this practice (except for the Manual), we have adopted the codes of conduct described above, and at our ESM held in March 2006, we approved the inclusion of articles in our bylaws that govern the creation, composition, attributions, functions and compensation of the Directors’ Committee and the Audit Committee.

In order to comply with the new requirements of Law No. 20,382, which amended the Chilean Companies Act, at the ESM held on April 22, 2010, our shareholders approved amendments to our bylaws, including amendments providing for the merger of the Directors’ and Audit Committees. The Directors’ Committee is currently composed of three members that comply with the SOX independence requirements and the NYSE corporate governance rules. The Directors’ Committee includes among its functions the duties previously performed by the Audit Committee.

D.	Employees.

The following table provides the total number of personnel (both permanent and temporary) and the number of personnel (both permanent and temporary) of each of our consolidated subsidiaries as of December 31, 2014, 2013, 2012.

Company	2014	2013	2012
Argentina
Costanera	485	481	452
El Chocón	49	48	49
Edesur	3,823	3,320	2,948
Cemsa(1)	13	31	—
Dock Sud (1)	69	68	—
CTM and TESA	5	5	5
GasAtacama Argentina (2)	29	—	—

Total personnel in Argentina	4,473	3,953	3,454

Brazil
Cachoeira Dourada	76	71	69
Fortaleza	70	68	68
CIEN	62	61	60
Ampla (3)	1,202	1,169	1,158
Coelce	1,213	1,234	1,244
Enel Brasil	72	69	58

Total personnel in Brazil	2,695	2,672	2,657

Chile
Endesa Chile	1,137	1,137	1,102
Pehuenche	3	3	3
Celta	1	1	1
Ingendesa (4)	—	—	1
Túnel El Melón (5)	15	16	16
Enersis	445	357	326
Chilectra (6)	690	745	734
Servicios Informáticos e Inmobiliarios Ltda. (7)	128	153	150
GasAtacama (2)	105	—	—

Total personnel in Chile	2,524	2,412	2,333

Colombia
Emgesa	589	563	517
Codensa	1,043	1,036	1,004

Total personnel in Colombia	1,632	1,599	1,521

Peru
Edegel	268	260	263
Edelnor	619	616	607
EEPSA (1)	56	56	—
Generalima(1)	8	6	—

Total personnel in Peru	951	938	870

Total personnel of Enersis and Subsidiaries	12,275	11,574	10,835

(1)	As a result of the 2013 capital increase, we began accounting for Cemsa, Dock Sud, EEPSA and Generalima on a consolidated basis as of April 1, 2013.
(2)	As a result of Endesa Chile’s purchase of an additional 50% interest in GasAtacama Holding, we began accounting for GasAtacama Holding and its subsidiaries on a consolidated basis since May 2014.
(3)	Includes En-Brasil Comercio e Serviços S.A.
(4)	Includes employees of Ingendesa’s subsidiary in Brazil. During 2011, Ingendesa employees were transferred to Endesa Chile.
(5)	This company was sold by Endesa Chile in January 2015.
(6)	Includes Luz Andes S.A. and Empresa Eléctrica de Colina S.A.
(7)	In December 2014, IMV was merged into ICT. The resulting company was renamed Servicios Informáticos e Inmobiliarios Ltda. 2013 and 2012 include ICT, IMV, Los Maitenes and Aguas Santiago Poniente. The 2014 data only includes ICT and IMV, since the other two companies were sold in December 2014.

The following table provides the total number of our temporary employees and the number of temporary employees of each of our consolidated subsidiaries as of December 3, 2014, 2013, and 2012 and the average during the most recent financial year:

Company	Average 2014	2014	2013	2012
Argentina
Costanera	18.6	18	20	—
El Chocón	2.8	3	3	—
Edesur	11.2	14	8	8
Cemsa(1)	3.3	1	3	—
Dock Sud(1)	6.0	6	6	—
CTM and TESA	—	—	—	—
GasAtacama Argentina(2)	—	—	—	—

Total temporary personnel in Argentina	41.9	42	40	8

Brazil
Cachoeira Dourada	—	—	—	—
Fortaleza	—	—	—	—
CIEN	1.0	1	2	1
Ampla(3)	—	—	—	—
Coelce	—	—	—	—
Enel Brasil	—	—	—	—

Total temporary personnel in Brazil	1.0	1	2	1

Chile
Endesa Chile	108.2	119	96	75
Pehuenche	—	—	—	—
Celta	—	—	—	—
Ingendesa(4)	—	—	—	—
Túnel El Melón(5)	—	—	—	—
Enersis	4.0	4	4	—
Chilectra(6)	0.1	—	1	—
Servicios Informáticos e Inmobiliarios Ltda.(7)	—	—	—	—
GasAtacama(2)	0.9	1	—	—

Total temporary personnel in Chile	113.2	124	101	75

Colombia
Emgesa	85.3	92	87	76.0
Codensa	34.4	40	36	31.0

Total temporary personnel in Colombia	119.7	132	123	107

Peru
Edegel	21.5	26	22	27
Edelnor	57.5	62	63	68
EEPSA(1)	2.7	3	2	—
Generalima(1)	4.2	4	4	—

Total temporary personnel in Peru	85.9	95	91	95

Total temporary personnel of Enersis and Subsidiaries	361.7	394	357	286

(1)	As a result of the 2013 capital increase, Enersis began accounting for Cemsa, Dock Sud, EEPSA and Generalima on a consolidated basis as of April 1, 2013.
(2)	As a result of Endesa Chile’s purchase of an additional 50% interest in GasAtacama Holding, we began accounting for GasAtacama Holding and its subsidiaries on a consolidated basis since May 2014.
(3)	Includes En-Brasil Comercio e Serviços S.A.
(4)	Includes employees of Ingendesa’s subsidiary in Brazil. During 2011, Ingendesa employees were transferred to Endesa Chile.
(5)	This company was sold by Endesa Chile in January 2015.
(6)	Includes Luz Andes S.A. and Empresa Eléctrica de Colina S.A.
(7)	In November 2014, IMV was merged with ICT, which changed its name to Servicios Informáticos e Inmobiliarios Ltda. 2013 and 2012 include ICT, IMV, Maitenes and Aguas Santiago Poniente. The 2014 data only includes ICT and IMV, since the other two companies were sold in December 2014.

Chile

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment. According to Chilean law, permanent employees are entitled to a basic payment of one-month’s salary for each year (or a six-month portion thereof) worked, subject to a limit of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired prior to that date consist of one-month’s salary for each full year worked, not subject to any limitation on the total amount payable. Under our collective bargaining agreements, we are obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority and may exceed the amounts required under Chilean law.

Enersis has two collective bargaining agreements, both signed during 2011, which will be in force until July and December 2015. Chilectra has five collective bargaining agreements, all of them signed in 2012, which expire in December 2016. Empresa Eléctrica de Colina has one collective bargaining agreement, signed in 2011, which expires in October 2015. SIEI has one agreement which expires in December 2015. Endesa Chile has four collective bargaining agreements in Chile, which will expire between 2015 and 2017.

Argentina

Edesur has two collective bargaining agreements which both expired in 2014 and are still in the renegotiation process. El Chocón has two collective bargaining agreements, of which one expires in December 2016, and the other already expired and is still in the renegotiation process. Costanera has two collective bargaining agreements, which both expired in 2014. Under Argentine law, collective bargaining agreements are automatically renewed until a new agreement is reached, which it is expected to occur in 2015.

The result of collective bargaining agreements is subject to the result of the negotiations between the government and trade union federations, with regards to wage increases and the incorporation of contracted workers into the workforce of the companies.

Brazil

Ampla has five collective bargaining agreements, of which four will expire in 2015 and one expired in 2014 and is currently being renegotiated. Coelce has two collective bargaining agreements which will be in force until October 2015. CIEN has two collective bargaining agreements which will expire in 2015. Cachoeira Dourada has two collective bargaining agreements, of which one will expire in April 2015 and the other in September 2015. Fortaleza has two collective bargaining agreements that will expire in 2015.

Under Brazilian law, collective bargaining agreements cannot last for more than two years.

Colombia

Codensa and Emgesa have two collective bargaining agreements with two different unions, which expired in October and December 2014 and are currently being renegotiated. Under Colombian labor law, collective bargaining agreements are automatically renewed until a new agreement is in force.

Peru

Edelnor has four collective bargaining agreements, which expired in December 2014 and are in the renegotiation process. Edegel has one collective bargaining agreement signed in 2009, which expired in December 2014 and is currently in the process of renegotiation. EEPSA has one collective bargaining agreement, which expires in December 2017.

Our management believes that it has a good relationship with its labor unions.

E.	Share Ownership.

To the best of our knowledge, none of our directors or officers own more than 0.1% of our shares. None of our directors and officers has any stock options. It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in our shares. To the best of our knowledge, any share ownership by all of our directors and officers, in the aggregate, amounts to significantly less than 10% of our outstanding shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

We have only one class of capital stock and Enel S.p.A., our ultimate controlling shareholder, has no different voting rights than our other shareholders. As of April 28, 2015, our 49,092,772,762 shares of common stock outstanding were held by 6,940 stockholders of record. There were five record holders of our ADSs as of such date.

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

On October 23, 2014, Endesa Spain sold its direct and indirect ownership interest in shares of Enersis to a wholly-owned Spanish subsidiary of Enel. As a result, Enel now owns 60.6% of us through Enel Latinoamérica (40.3%) and Enel Iberoamérica (20.3%), as described further below.

As of April 28, 2015, Enel beneficially owned 60.6% of our shares. Chilean private pension funds (AFPs), owned 12.2% in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 14.9% of our equity. ADS holders owned 10.7%, and the remaining 1.7% was held by 6,755 minority shareholders.

The following table sets forth certain information concerning ownership of the common stock as of April 28, 2015, with respect to each stockholder known by us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Enel Latinoamérica(1)	19,794,583,473	40.3%
Enel Iberoamérica	9,967,630,058	20.3%

(1)	Enel Latinoamérica is wholly-owned by Enel Iberoamérica, which in turn is wholly-owned by Enel.

Enel, an Italian generation and distribution company which is publicly traded on the Milan Stock Exchange, is primarily engaged in the energy sector, with a presence in 32 countries worldwide, and approximately 95 GW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

B.	Related Party Transactions.

Article 146 of Law 18,046 (the “Chilean Companies Act”) defines related-party transactions as all transactions involving a company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s board of directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator has been serving in the same position within the last 18 months. The law establishes that in the event that these persons fulfill the requirements established by Article 146, such persons must immediately inform the Board of Directors of their related-party nature or such other group as the Board may appoint for that purpose. As required by law, “related-party transactions” must comply with corporate interests, as well as prices, terms and conditions prevailing in the market at the time of their approval. They must also meet all legal requirements, including acknowledgement and approval of the transaction by the board (excluding the affected directors), by the ESM (in some cases, with requisite majority approval) and by any applicable regulatory procedures.

The aforementioned law, which also applies to our affiliates, also provides for some exceptions, stating that in certain cases, Board approval would suffice for “related-party transactions, “ pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board. At its meetings held on December 17, 2009 and April 23, 2010, our Board of Directors approved a related-party transaction policy (política de habitualidad) effective as of January 1, 2010. This policy is available on our website.

If a transaction is not in compliance with Article 146, this would not affect the transaction’s validity, but we or our shareholders may demand compensation from the individual associated with the infringement as provided under law, and reparation for damages. We believe that we have complied with the requirements of Article 146 in all transactions with related parties.

It is our policy that all cash inflows and outflows of our Chilean subsidiaries be managed through our centralized cash management policy. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These transfers are carried out through either short-term loans or through structured inter-company loans. Under Chilean laws and regulations, such transactions must be carried out on an arm’s-length basis. Our centralized cash management is more efficient for both financial and tax reasons. All of these transactions are subject to the supervision of our Directors’ Committee. As of December 31, 2014, these transactions were priced at TIP (a Chilean variable interest rate) plus 0.05% per month.

In other countries in which we do business, these inter-company transactions are permitted, but they have adverse tax consequences. Accordingly, we do not similarly manage the cash flows of our non-Chilean subsidiaries.

Our subsidiary, Endesa Chile, has received structured loans from us and its related parties in Chile, primarily to satisfy working capital needs. As of December 31, 2014, the outstanding net balance for such loans was Ch$ 173 billion (of which Ch$ 132 billion or US$ 218 million was denominated in US$), at a weighted average interest rate of 1.4% annually. The largest amounts outstanding during 2014 and 2013 were Ch$ 280 billion and Ch$ 329 billion, respectively.

During the three-year period ended December 31, 2014, Endesa Chile has granted only one loan to a foreign subsidiary, Costanera, at a spread of 6.0% over LIBOR. This loan ended in November 2013, because it was contributed to Costanera in connection with its capital increase.

Our ESM, held on November 25, 2014 approved the purchase of US$ 102 million (Ch$ 61 billion using the U.S. dollar Observed Exchange Rate of Ch$ 597.89 per US$ 1.00 on the date of the transaction) of debt held by Enel Latinoamérica against Dock Sud for US$ 29 million (Ch$ 17.3 billion, using the aforementioned conversion rate) and its subsequent conversion to Chilean pesos. On December 1, 2014, Ch$ 6.1 billion of this debt was repaid to us by Dock Sud and the remaining principal was converted to equity, and forgave all accrued and unpaid interest. The other shareholders of Dock Sud (YPF and Pan American Energy) also converted principal of the debts they had with Dock Sud into equity and forgave the accrued and unpaid interest.

During 2014, we made two structured loans to Endesa Chile, primarily to finance projects. As of December 31, 2014, the outstanding net balance for such loans was Ch$ 61 billion, composed of a Ch$ 29 billion loan with a fixed interest rate of 4.97% and a second loan for Ch$ 32 billion at a fixed interest rate of 0.95%.

As of the date of this Report, the abovementioned transactions have not experienced material changes. For more information regarding transactions with related parties, refer to Note 10 of the Notes to our consolidated financial statements.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We and our subsidiaries are parties to legal proceedings arising in the ordinary course of business. We believe it is unlikely that any loss associated with pending lawsuits will significantly affect the normal development of our business.

For detailed information as of December 31, 2014 on the status of the material pending lawsuits that have been filed against us and our subsidiaries, please refer to Note 36.3 of the Notes to our consolidated financial statements. In relation to the legal proceedings reported in the Notes to our consolidated financial statements, we use the criteria of disclosing lawsuits above a minimum threshold of US$ 30 million of potential impact to us, and, in some cases, qualitative criteria according to the materiality of the impact in the conduct of our business. The lawsuit status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

The Board generally establishes a definitive dividend payable each year, accrued in the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization. In the meeting held on April 23, 2014, the OSM agreed to distribute a definitive dividend of Ch$ 329,257,075,000 equivalent to Ch$ 6.70683 per share accrued in fiscal year 2013. This corresponds to a payout ratio of 50%, based on annual net income before negative goodwill amortization. On January 31, 2014, an interim dividend of Ch$ 1.42964 per share was paid as part of the definitive dividend, with the remainder of Ch$ 259,071,983,050 equivalent to Ch$ 5.27719 per share paid on May 16, 2014. As agreed at a meeting held on February 26, 2015, the Board of Directors will propose the payment of a definitive dividend of Ch$ 6.21433 per share, accrued in fiscal year 2014, equal to a payout ratio of 50%, based on annual net income before negative goodwill amortization at the April 28, 2015 OSM. On November 25, 2014, the Board of Directors agreed to distribute an interim dividend of Ch$ 0.83148 per share on January 30, 2015, accrued in fiscal year 2014. The aforementioned interim dividend will be deducted from the definitive dividend to be paid on May 25, 2015. The payment of dividends for fiscal year 2014 is based on the net income filed with the SVS. For further details, see “Item 3. Key Information — A. Selected Financial Data.”

In accordance with our current dividend policy, the interim dividend corresponds to 15% of liquid net income as of September 30, 2014. The Board of Directors will propose a definitive dividend payout equal to 50% of the annual net income for fiscal year 2015. Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The fulfillment of the aforementioned dividend policy will depend on actual 2015 net income. The proposed dividend policy is subject to the Board of Director’s prerogative to change the amount and timing of the dividends under the circumstances at the time of the payment.

The payment of dividend is subject to legal restrictions, such as legal reserve requirements, capital and retained earnings criteria, and other contractual restrictions such as the non-default on credit agreements. For example, Costanera, El Chocón and Piura may not pay dividends unless they comply with certain financial covenants. However, these legal restrictions are not currently affecting our ability or any of our subsidiaries to pay dividends. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources” for further detail on our debt instruments).

Stockholders set dividend policies at each subsidiary and affiliate. There are currently no material currency controls which prohibit us from repatriating the dividend payments from its non-Chilean principal subsidiaries and affiliates.

We pay dividends to shareholders of record as of midnight of the fifth business day prior to the payment date. Holders of ADS on the applicable record dates will be entitled to participate in dividends.

Dividends

The table below sets forth, for each of the years indicated, the per share dividend amounts distributed by us in Chilean pesos and the amount of dividends distributed per ADS (one ADS = 50 shares of common stock) in U.S. dollars. See “Item 10. Additional Information — D. Exchange Controls”.

Year	Nominal Ch$(1)	US$ per ADS(2)
2014	6.71	0.55
2013	4.25	0.41
2012	5.75	0.60
2011	7.45	0.72
2010	4.64	0.50

(1)	This chart details dividends actually paid in any given year, and not the dividends accrued in that year. These dividends may have been accrued during the prior year or the same year in which they were paid. These amounts do not reflect reduction for any applicable Chilean withholding tax.
(2)	The U.S. dollar per ADS amount has been calculated by applying the exchange rate as of December 31 of each year. One ADS = 50 shares of common stock.

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

Market Price Information

The shares of our common stock currently trade on United States, Chilean and Spanish exchanges.

The table below shows, for the periods indicated, high and low prices in Chilean pesos on the Santiago Stock Exchange, and high and low closing prices of the ADSs in U.S. dollars as reported by the NYSE.

	Santiago Stock Exchange(1)		U.S. Stock Exchanges(2)
	Ch$ per share		US$ per ADS
	High	Low	High	Low

2015
March	205.00	200.50	16.54	15.25
February	204.48	194.10	16.58	15.30
January	205.00	191.98	16.43	15.15

2014	210.75	143.00	17.59	13.08
December	204.89	185.00	16.80	14.91
November	203.97	179.95	17.06	15.56
October	188.48	176.25	15.98	15.00
September	210.75	189.00	15.78	15.69
4th Quarter	204.89	176.25	15.98	14.91
3rd Quarter	210.75	184.00	17.59	15.69
2nd Quarter	187.85	169.60	17.00	15.21
1st Quarter	171.85	143.00	15.55	13.08

2013	188.00	148.00	19.97	14.39
4th Quarter	172.40	153.00	17.22	14.57
3rd Quarter	173.77	151.00	17.66	14.72
2nd Quarter	183.00	148.00	19.56	14.39
1st Quarter	188.00	173.00	19.97	18.25

2012	203.50	150.10	20.87	15.50
4th Quarter	176.00	154.00	18.46	16.16
3rd Quarter	195.74	150.10	19.98	15.50
2nd Quarter	201.88	171.50	20.84	17.00
1st Quarter	203.50	171.50	20.87	17.42

2011	221.10	169.00	23.48	15.81

2010	245.00	195.00	25.42	17.50

(1)	Source: Santiago Stock Exchange.
(2)	Source: NYSENET. Our ADS composite figures include transactions in all U.S. stock exchanges. One ADS = 50 shares of common stock.

On the last trading day in 2014, our common stock closed at Ch$ 198.76 per share on the Santiago Stock Exchange and our ADS closed at US$ 16.03 on the NYSE.

On March 31, 2015, our common stock closed at Ch$ 204.32 per share on the Santiago Stock Exchange and our ADS closed at US$ 16.26 on the NYSE.

C.	Markets.

Shares of our common stock have traded in the United States, our primary market, in the form of ADSs on the NYSE and Over the Counter (“OTC”) markets since October 1993, under the ticker symbol “ENI”. Each ADS represents 50 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs are outstanding under the Third Amended and Restated Deposit Agreement dated as of March 28, 2013 among us, Citibank, N.A. as Depositary, and the holders and beneficial owners from time to time of ADRs issued thereunder. Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of March 31, 2015, ADRs evidencing 103,192,813ADSs (equivalent to 5,159,640,650 shares of common stock) were outstanding, representing 10.45 % of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. Trading volume of our shares on the NYSE and other exchanges during 2014 amounted to approximately 149 million ADSs, which in turn was equivalent to US$ 2,338 million.

The NYSE is open for trading Monday through Friday from 9:30 am to 4:00 pm, with the exception of holidays declared by the NYSE in advance. On the trading floor, the NYSE trades in a continuous auction format, where traders can execute stock transactions on behalf of investors. Specialist brokers act as auctioneers in an open outcry auction market to bring buyers and sellers together and to manage the actual auction. Customers can also send orders for immediate electronic execution or route orders to the floor for trade in the auction market. The NYSE works with U.S. regulators like the Securities and Exchange Commission (“SEC”) and the Commodity Futures Trading Commission (“CFTC”) to coordinate risk management measures in the electronic trading environment through the implementation of mechanisms like circuit breakers and liquidity replenishment points.

In Chile, our common stock is traded on three stock exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company. Its equity consists of 48 shares as of the date of this Report. As of December 31, 2014, 230 companies had shares listed on the Santiago Stock Exchange. For the year ended 2014, the Santiago Stock Exchange accounted for 91.03% of our total equity traded in Chile and amounted to 6,155,046,622 shares. In addition, approximately 8.97% of our equity trading was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and 0.001% was traded on the Valparaíso Stock Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. The Santiago Stock Exchange also trades U.S. dollar futures and stock index futures. Securities are traded primarily through an open voice auction system; a firm offers system or the daily auction. Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:00 p.m., during local standard time, and from 9:30 a.m. to 5:00 p.m. during daylight savings time (usually from November to March), which differs from New York City time by up to two hours, depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:00 p.m. during local standard time, and from 9:00 a.m. to 5:00 p.m. during daylight savings time, on each business day. During local standard time, electronic auctions may be conducted four times a day, at 10:30 a.m., 11:30 a.m., 1:30 p.m., and 3:30 p.m. During daylight savings time there is an additional electronic auction at 4:30 p.m. More than 99% of the auctions and transactions take place electronically.

There are two share price indexes on the Santiago Stock Exchange, the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA. The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with a total annual transactions exceeding UF 10,000 (Ch$ 246 million as of December 31, 2014, equivalent to US$ 0.41 million) and a free float representing at least 5% of the capital. The IPSA is calculated using the prices of the 40 shares with highest amounts traded, on a quarterly basis, and with a market capitalization above US$ 200 million. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded. We have been included in the IPSA since 1988, while Endesa Chile has been included since its privatization process in 1987.

Our shares were first listed and began trading on the Bolsa de Valores Latinoaméricanos de la Bolsa de Madrid (“Latibex”), as of December 2001, under the ticker symbol “XENI”. Until April 2011, the trading unit represented 50 shares of common stock (the same unit conversion of 50:1 as an ADS), but since May 2011 the equivalence changed to a 1:1 ratio. Santander Investment S.A. acts as the liaison entity, and Banco Santander-Chile as the Depositary Bank in Chile. Trading volume of our shares on the Latibex during 2014 amounted to approximately 11.2 million units, which in turn was equivalent to € 2.6 million. The stock closed at € 0.23 on the last 2014 trading day.

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2014:

	Number of shares of common stock traded	Percentage
Market
United States (One ADS = 50 shares of common stock)(1)	7,446,917,800	52.4%
Chile(2)	6,761,320,331	47.5%
Spain(3)	11,169,495	0.1%

Total	14,219,407,626	100%

(1)	Includes the New York Stock Exchange and over-the-counter trading.
(2)	Includes Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.
(3)	Latibex.

For further information see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price Information.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the Issue.

Not applicable.

Item 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of Chilean law and our bylaws.

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (Estatutos), which have the same purpose as the articles or the certificate of incorporation and the bylaws of a company incorporated in the United States, and by Law 18,046 (the Chilean Companies Act). In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the Board of Directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (Ch$ 123 million as of December 31, 2014) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance (SVS) under Securities Market Law No18,045 and the Chilean Companies Act. These two laws state the disclosure requirements, restrictions on insider trading and price manipulation, and provide protection to minority shareholders. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Act and the Securities Market Law, both as amended, state rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committee, independent directors, stock options and derivative actions.

Public Register

We are a publicly held stock corporation incorporated under the laws of Chile. We were constituted by public deed issued on June 19, 1981 by the Santiago Notary Public, Mr. Patricio Zaldívar M. Our existence was approved by SVS Resolution 409-S of July 17, 1981 and we were registered on July 21, 1981 in the Commercial Registrar (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on pages 13099 No. 7269. We are registered with the SVS under the entry number 0175. We are also registered with the United States Securities and Exchange Commission under the commission file number 001-12440.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule 269 of the SVS, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or results depend on, or are conditioned in whole or in part on the price of such shares, must be reported to the SVS and the Chilean stock exchanges. Since ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1375 of the SVS. Shareholders of publicly held stock corporations are required to report to the SVS and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•	any direct or indirect acquisition or sale of contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•	any direct or indirect acquisition or sale of shares made by a holder who, due to an acquisition of shares of such publicly held stock company, results in the holder acquiring, directly or indirectly, at least 10% of a publicly held stock company’s subscribed capital; and

•	any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held stock company.

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

Board of Directors

Our Board of Directors consists of seven members who are appointed by shareholders at the OSM and are elected for a three year term, at the end of which they will be re-elected or replaced.

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

The compensation of the directors is set annually at the OSM. See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Agreements entered into by us with related parties can only be executed when such agreements serve our interest, and their price, terms and conditions are consistent with prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in Article 147 of the Chilean Companies Act.

Certain Powers of the Board of Directors

Our bylaws provide that every agreement or contract that we enter into with our controlling shareholder, our directors or executives, or with our related parties, must be previously approved by two thirds of the Board of Directors and be included in the Board meetings, and must comply with the provisions of the Chilean Companies Act.

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

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this Report, our capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.

Our bylaws do not contain any provisions relating to:

•	redemption provisions;

•	sinking funds; or

•	liability for capital calls by us.

Under Chilean law, the rights of our stockholders may only be modified by an amendment to the bylaws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association. — Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, only the shareholders of a company acting at an ESM have the power to authorize a capital increase. When an investor subscribes for shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for. The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for or, if the subscriber has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If a subscriber does not fully pay for shares for which the subscriber has subscribed on or prior to the date agreed upon for payment, notwithstanding the actions intended by the company to collect payment, the company is entitled to auction the shares on the stock exchange where such shares are traded, for the account and risk of the debtor, the number of shares held by the debtor necessary for the company to pay the outstanding balances and disposal expenses. However, until such shares are sold at auction, the subscriber continues to hold all the rights of a shareholder, except the right to receive dividends and return of capital. The chief executive officer or the person replacing him will reduce in the shareholders’ register the number of shares in the name of the debtor shareholder to the number of shares that remain, deducting the shares sold by the company and settling the debt in the amount necessary to cover the result of such disposal after the corresponding expenses. When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which in no case may exceed three years from the date of such meeting), these shall be reduced in the non-subscribed amount until that date. With respect to the shares subscribed and not paid following the term mentioned above, the Board must proceed to collect payment, unless the shareholders’ meeting authorizes (by two thirds of the voting shares) a reduction of the company’s capital to the amount effectively collected, in which case the capital shall be reduced by force of law to the amount effectively paid. Once collection actions have been exhausted, the Board should propose to the shareholders’ meeting the approval by simple majority of the write-off of the outstanding balance and the reduction of capital to the amount effectively recovered.

As of December 31, 2014, our subscribed and fully paid capital totaled Ch$ 5,804 billion and consisted of 49,092,772,762 shares.

Preemptive Rights and Increases of Share Capital

The Chilean Companies Act requires Chilean companies to grant shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period following the day the capital increase is made public. The options to subscribe for shares in capital increases of the company or of any other securities convertible into shares or that confer future rights over these shares, should be offered, at least once, to the shareholders pro rata to the shares held registered in their name at midnight on the fifth business day prior to the date of the start of the preemptive rights period. The preemptive rights offering and the start of the 30-day period for exercising them shall be communicated through the publication of a prominent notice, at least once, in the newspaper that should be used for notifications of shareholders’ meetings. During such 30-day period, and for an additional period of up to 30-days immediately following the initial 30-day period, publicly held stock corporations are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders. At the end of the second 30-day period, a Chilean publicly held stock corporation is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. The last OSM was held on April 23, 2014. An ESM may be called by the Board of Directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the SVS. To convene an OSM or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15-days and no more than 20-days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.

The OSM shall be held on the day stated in the notice and should remain in session until having exhausted all the matters stated in the notice. However, once constituted, upon the proposal of the chairman or shareholders representing at least 10% of the shares with voting rights, the majority of the shareholders present may agree to suspend it and to continue it within the same day and place, with no new constitution of the meeting or qualification of powers being necessary, recorded in one set of minutes. Only those shareholders who were present or represented may attend the recommencement of the meeting with voting rights.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. The second meeting must take place within 45-days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of a majority of those shares present or represented at the meeting. An ESM must be called to take the following actions:

•	a transformation of the company into a form other than a publicly held stock corporation under the Chilean Companies Act, a merger or split-up of the company;

•	an amendment to the term of duration or early dissolution of the company;

•	a change in the company’s domicile;

•	a decrease of corporate capital;

•	an approval of capital contributions in kind and non-monetary assessments;

•	a modification of the authority reserved to shareholders or limitations on the Board of Directors;

•	a reduction in the number of members of the Board of Directors;

•	a disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater that such percentage;

•	the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position as controller;

•	the form of distributing corporate benefits;

•	issue of guarantees for third-party liabilities which exceed 50% of the assets, except when the third party is a subsidiary of the company, in which case approval of the Board of Directors is deemed sufficient;

•	the purchase of the company’s own shares;

•	other actions established by the bylaws or the laws;

•	certain remedies for the nullification of the company’s bylaws;

•	inclusion in the bylaws of the right to purchase shares from minority shareholders, when the controlling shareholders reaches 95% of the company’s shares by means of a tender offer for all of the company’s shares, where at least 15% of the shares have been acquired from unrelated shareholders; and

•	approval or ratification of acts or contracts with related parties.

Regardless of the quorum present, the vote required for any of the actions above is at least two-thirds of the outstanding shares with voting rights.

Bylaw amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by at least two-thirds of the outstanding shares of the affected series.

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the financial statements of a publicly held stock corporation within the 15-day period before its scheduled OSM. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, an indication of the way complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on our website. In the case of an OSM, our annual report of activities, which includes audited financial statements, must also be made available to shareholders and published on our website at: www.enersis.cl.

The Chilean Companies Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. In accordance with Article 136 of the Chilean Companies Regulation (“Reglamento de Sociedades Anónimas”), the shareholder(s) holding or representing 10% or more of the shares issued with voting rights, may:

•	make comments and proposals relating to the progress of the corporate businesses in the corresponding year, no shareholder being able to make individually or jointly more than one presentation. These observations should be presented in writing to the company concisely, responsibly and respectfully, and the respective shareholder(s) should state their willingness for these to be included as an appendix to the annual report. The board shall include in an appendix to the annual report of the year a faithful summary of the pertinent comments and proposals the interested parties had made, provided they are presented during the year or within 30-days after its ending; or

•

make comments and proposals on matters that the board submits for the knowledge or voting of the shareholders. The board shall include a faithful summary of those comments and proposals in all information it sends to shareholders, provided the shareholders’ proposal is received at the offices of the company at least 10-days prior to the date of dispatch of the information by the company. The shareholders should present their comments and proposals to the company, expressing their willingness for these to be included in the appendix to the respective annual report or in information sent to shareholders, as the case may be. The observations referred to in this Article may be made separately by each shareholder holding 10% or more of the shares issued with voting rights or shareholders who together hold that percentage, who should act as one.

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

Only shareholders registered as such with us, as of 11:59 p.m. on the fifth business day prior to the date of a meeting, are entitled to attend and vote their shares. A shareholder may appoint another individual, who does not need to be a shareholder, as his proxy to attend the meeting and vote on his behalf. Proxies for such representation shall be given for all the shares held by the owner. The proxy may contain specific instructions to approve, reject, or abstain with respect to any of the matters submitted for voting at the meeting and which were included in the notice. Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

There are no limitations imposed by Chilean law or our bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADSs, is the custodian of the Depositary, currently Banco Santander-Chile, or any successor thereto. Accordingly, holders of ADSs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADS directly. The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to solicit instructions from registered holders of ADSs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the bylaws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors or to a person designated by the Chairman of the Board of Directors to vote) the shares of common stock represented by the ADSs in accordance with any such instruction. The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs. If no voting instructions are received by the Depositary from a holder of ADSs with respect to the shares of common stock represented by the ADSs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADS, may be voted in the manner directed by the Chairman of the Board, or by a person designated by the Chairman of the Board, subject to limitations set forth in the Deposit Agreement.

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, before amortization and negative goodwill for each year (calculated according to the local accounting rules applicable to us when preparing financial statements to be submitted to the SVS), unless and except to the extent we have carried forward losses. The law provides that the Board of Directors must agree to the dividend policy and inform such policy to the shareholders at the OSM.

Any dividend in excess of 30% of net income may be paid, at the election of the shareholder, in cash, or in our shares, or in shares of publicly held corporations owned by us. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act (as to minimum dividends, 30-days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of UF, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. Payments not collected in such period are transferred to the volunteer Fire Department.

In the event of our liquidation, the shareholders would participate in the assets available in proportion to the number of paid-in shares held by them, after payment to all creditors.

Approval of Financial Statements

The Board of Directors is required to submit our consolidated financial statements to the shareholders annually for their approval. If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders’ meeting reject the financial statements, the Board of Directors must submit new financial statements no later than 60-days from the date of such meeting. If the shareholders reject the new financial statements, the entire Board of Directors is deemed removed from office and a new board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for reelection for the following period. Our shareholders have never rejected the financial statements presented by the Board of Directors.

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

“Dissenting” shareholders are defined as those who at a shareholders’ meeting vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30-days following the shareholders’ meeting. Shareholders present or represented at the meeting and who abstain in exercising their voting rights shall not be considered as dissenting. The right to withdraw should be exercised for all the shares that the dissenting shareholder had registered in their name on the date on which the right is determined to participate in the meeting at which the resolution is adopted that motivates the withdrawal and which remains on the date on which their intention to withdraw is communicated to the company. The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean stock exchanges, is the greater of (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period between the ninetieth and the thirtieth day before the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last consolidated statements of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

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

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into an entity which is not a publicly held stock corporation governed by Chilean Companies Act;

•	the merger of the company with another company;

•	disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater than such percentage;

•	the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the company, as well as any disposition of its shares that results in the parent company losing its position of controller;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets (if the third party is a subsidiary of the company, the approval of the Board of Directors is sufficient);

•	the creation of preferential rights for a class of shares or an amendment to the existing ones. In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	certain remedies for the nullification of the corporate bylaws; and

•	such other causes as may be established by the law or by the company’s bylaws.

Investments by AFPs

The Pension Funds’ System Law permits AFPs to invest their funds in companies that are subject to Title XII and, subject to greater restrictions than other companies. The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee. The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments. Except for the period from March 2003 to March 2004, we have been a Title XII Company since 1985 and we are approved by the Risk Classification Committee.

Title XII companies are required to have bylaws that: limit the ownership of any shareholder to a specified maximum percentage, require that certain actions be taken only at a meeting of the shareholders, and give the shareholders the right to approve certain investment and financing policies.

Registrations and Transfers

Shares issued by us are registered with an administrative agent named DCV Registros S.A. This entity is also responsible for our shareholders registry. In case of jointly-owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with us.

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

Currently, and since the issuance of new shares in connection with the 2013 capital increase, all existing shareholders (and ADS holders) lost the benefits of the Foreign Investment Contracts and Chapter XXVI, including guaranteed access to the Formal Exchange Market. The newly issued securities and the current common stock held by non-Chilean residents or domiciles are subject to Chapter XIV of the Central Bank of Chile’s Compendium. By mutual agreement, the Central Bank of Chile is no longer a party to the Third Amended and Restated Deposit Agreement that we signed with Citibank, N.A on March 28, 2013. In addition, we ended the exchange agreements signed with the Central Bank of Chile and Citibank N.A by public deed issued on June 3, 2013.

The following is a summary of certain provisions of Chapter XIV that are applicable to all existing shareholders (and ADS holders). This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XIV. Chapter XIV regulates the following type of investments: credits, deposits, investments and equity contributions. A Chapter XIV investor may at any time repatriate an investment made in us upon sale of our shares, and the profits derived therefrom, with no monetary ceiling, subject to the then effective regulations, which must be reported to the Central Bank of Chile.

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

The summary that follows is based on Chilean law, in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of the Chilean Income Tax Law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations in the future. The discussion that follows is also based, in part, on representations of the depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, in 2010 the United States and Chile signed an income tax treaty that will enter into force once the treaty is ratified by both countries. There can be no assurance that the treaty will be ratified by either country. The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

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

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

General Rule: The following taxation of cash dividends and property distributions applies until 2016. Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to Chilean withholding tax, which is withheld and paid by the company. As described in the example below, the amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax paid by the issuer), and then subtracting as a credit such correlative Chilean corporate income tax paid by the issuer. For years 2004 through 2010, the Chilean corporate income tax rate was 17%; for 2011 and until 2014 the rate was 20%. In September 2014, a tax reform was enacted (Law 20,780), which, among other topics, progressively increased the corporate income tax (“CIT”). The CIT rate will be adjusted as follows: in 2014 it increased from 20% to 21%; in 2015 it increases to 22.5%; in 2016 it increases to 24%; in 2017, depending on which of the two new alternative systems enacted as part of the 2014 tax reform (discussed below) is chosen, the rate increases to 25% for companies electing the accrued income basis and 25.5% for companies electing the cash basis for shareholders and in 2018 and after it increases to 25% for companies electing the accrued income basis and 27% for companies electing the cash basis for shareholders.

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean corporate income tax rate of 21% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Line	Concept and calculation assumptions	Amount
1	Company taxable income (based on Line 1 = 100)	100.0
2	Chilean corporate income tax : 21% x Line 1	21.0
3	Net distributable income: Line 1 — Line 2	79.0
4	Dividend distributed (50% of net distributable income): 50% of Line 3	39.5
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2)	(17.5)
6	Credit for 50% of Chilean corporate income tax : 50% of Line 2	10.5
7	Net withholding tax : Line 5 + Line 6	(7.0)
8	Net dividend received: Line 4 - Line 7	32.5
9	Effective dividend withholding rate : Line 7 / Line 4	18%

In general, the effective Chilean dividend withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) - (Chilean corporate income tax rate)
Withholding Tax Rate		1 - (Chilean corporate income tax rate)

Using the rates prevailing until 2014, the Effective Dividend Withholding Rate is

(35%-21%) / (100%-21%) = 18.0%

Dividends are generally assumed to have been paid out of our oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by us. For information as to our retained earnings for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 19 of the Notes to our consolidated financial statements.

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

Exceptions: Despite the aforementioned general rule, there are special circumstances under which a different tax treatment would apply depending on the source of the income or due to special circumstances existing at the date of the dividend distribution. The most common special cases are briefly described below:

1) Circumstances where there is no CIT credit against the Chilean withholding tax: These cases are when: (i) profits paid as dividends (following the seniority rule indicated above) exceed a company’s taxable income (such dividend distributions in excess of a company’s taxable income determined as of December 31 of the distribution’s year will be subject to the Chilean withholding tax rate of 35%, without the CIT credit; in relation to the provisional withholding rule applicable on the date of the dividend payment, please see number 3 below); or (ii) the income was not subject to CIT due to an exemption of the Chilean corporate income tax, in which case the foreign holder will be also subject to the Chilean withholding tax rate of 35% without the CIT credit.

2) Circumstances where dividends have been imputed to income exempted from all the Chilean income taxes: In these cases, dividends distributed by a company to the foreign holder will not be subject to Chilean withholding tax. Income exempted from Chilean income tax is expressly listed in the Chilean Income Tax Law.

3) Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and there are no tax-exempt earnings, a 35% Chilean withholding tax with a provisional 21% Chilean CIT credit is applicable. This provisional 21% Chilean corporate income tax credit granted must be confirmed with the information of a company’s taxable income as of December 31 of the year in which the dividend was paid. A company can agree with the foreign holders to withhold a higher amount in order to avoid under withholding of the Chilean withholding tax.

4) Circumstances when it is possible to use certain credits in Chile against income taxes paid abroad, or “foreign tax credit”: This occurs when dividends distributed by the Chilean company have income generated by companies domiciled in third countries as their source. If that income was subject to withholding tax or corporate income tax in those third countries, such income will have a credit or “foreign tax credit” against corresponding Chilean taxes, which can be proportionally transferred to the shareholders of a Chilean company.

New System in effect starting in 2017

The tax reform released in September 2014 created two alternative mechanisms of shareholder-level income taxation beginning on January 1, 2017: a) accrued income basis (known as attributed-income system in Chile) shareholder taxation and b) cash basis (known as partially-integrated in Chile) shareholder taxation. These two alternative mechanisms must be chosen by companies in an ESM with a minimum 2/3 of shares votes. The selection should be made before the end of 2016. Once the election is made, it will remain in effect for five years. If no regime is selected by the taxpayer, the law states that the default mechanism for foreign shareholders will be the cash basis mechanism (the most similar to the current system).

a) Accrued income basis

Shareholders would be taxed in Chile on income attributed to them as of the end of the tax year in which the income is generated, eliminating the taxable profits fund ledger (“FUT” in its Spanish acronym). These profits would be taxed at the shareholder level whether or not they are distributed. The underlying CIT paid at the entity level may be used by shareholders as a credit to reduce the Chilean shareholder tax. Therefore, the combined total company and shareholder Chilean income tax burden remains at 35%. Future distributions are not subject to taxation.

Taxpayers will be taxed on the income of companies in which they have an interest in the year such income is recognized, regardless of whether actual distributions are made, with the corresponding credit.

Taxation in two stages

•	Company:	25% of accrued profits (using the maximum CIT applicable as of 2018)

•	Shareholder:	35% of accrued profits (whether or not distributions are received, with 100% credit of the CIT paid, resulting in an effective tax rate to the shareholder of 10%).

Total Tax Burden: 35%

Progressive CIT tax rate increase: 21% in 2014, 22.5% in 2015, 24% in 2016 and 25% as of 2017.

Advantages:

•	CIT Rate of 25% vs. 27% for the cash basis.
•	Shareholders are granted 100% credit of taxes paid by a company.

Disadvantages:

•	Shareholders are taxed on undistributed profits.
•	Shareholders of record must pay tax by December 31st (regardless of having received dividends).
•	Complex management for companies.

b) Cash basis

A company pays CIT on its annual result. Foreign and local individual shareholders will only pay in Chile the relevant tax on effective profit distributions and will be allowed to use the tax paid by the distributing company as credit, with certain limitations. Only 65% of the CIT is creditable against and reduces the 35% shareholder-level tax (as opposed to 100% under the current FUT regime and under the accrued income basis). However, if there is a tax treaty in effect with Chile, the CIT is fully creditable against and reduces the 35% shareholder tax.

Taxation in two stages

•	Company:	27% of accrued profits (using the maximum CIT applicable from 2018 and forward).

•	Shareholder:	35% of cash disbursement (65% of CIT tax is creditable against the shareholder level tax, resulting in an effective tax rate to the shareholder of 17.5%. However, if the shareholder is a resident of a country with a tax treaty in effect with Chile, CIT tax is fully creditable, resulting in an effective tax rate to the shareholder of 8%).

Total Tax Burden: 44.45% (35% for residents of countries with tax treaties)

Advantages:

•	Shareholders are only taxed on actual distributions.
•	Shareholders must pay taxes only if they hold the share on the dividend distribution date.

Disadvantages:

•	CIT Rate of 27% vs. 25% for the accrued income basis.
•	Only shareholders residing in countries with a tax treaty are granted full CIT credit (others 65%).

Taxation on sale or exchange of ADSs, outside of Chile

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

If the shares do not qualify for the above exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to two alternative tax regimes: (a) the general tax regime, with a 21% Chilean corporate income tax and a 35% Chilean withholding tax, the former being creditable against the latter; or (b) a 21% Chilean corporate income tax as sole tax regime, when all the following circumstances are met: (i) the sale is made between unrelated parties, (ii) the sale of shares is not a recurrent or habitual activity for the seller and (iii) at least one year has elapsed between the acquisition and the sale of the shares.

The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

Taxation of Rights and ADS Rights

For Chilean tax purposes and to the extent we issue any rights or ADS rights, the receipt of rights or ADS rights by a foreign holder of shares or ADSs pursuant to a rights offering is a nontaxable event. In addition, there are no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.

Any gain on the sale, exchange or transfer of any ADS rights by a foreign holder is not subject to taxes in Chile.

Any gain on the sale, exchange or transfer of the rights by a foreign holder is subject to a 35% Chilean withholding tax.

Currently, there are no rights that are outstanding.

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

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of receiving, owning, and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities and is based on the assumption stated above under “Chilean Tax Considerations” that there is no applicable income tax treaty in effect between the United States and Chile. The discussion applies only if the beneficial owner holds shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares or ADSs as part of a “straddle” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock; or

•	persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

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

This discussion assumes, and we believe, that we are not, and we will not become, a passive foreign investment company, as described below.

Beneficial owners should consult their tax advisors with respect to their particular tax consequences of owning or disposing of shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

Taxation of Distributions

The following discussion is based on the current regime for taxation of cash dividends and distributions applicable in Chile until 2016. For 2017 and later, the U.S. federal income tax treatment will depend on which of the two regimes we elect to adopt. See “— Chilean Tax Considerations — Taxation of shares and ADSs — Taxation of Cash Dividends and Property Distributions” above.

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

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to a beneficial owner and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a beneficial owner’s income on the date of the beneficial owner’s, or in the case of ADSs, the Depositary’s receipt of the dividend. The amount of any dividend paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into U.S. dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a beneficial owner generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A beneficial owner may have foreign currency gain or loss if the dividend is converted into U.S. dollars on a date after the date of receipt.

Subject to applicable limitations that may vary depending upon a beneficial owner’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “— Chilean Tax Considerations — Taxation of Shares and ADSs — Taxation of Cash Dividends and Property Distributions” above) withheld from dividends on shares or ADSs will be creditable against a beneficial owner’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, a beneficial owner should consult the beneficial owner’s tax advisor regarding the availability of foreign tax credits in the beneficial owner’s particular circumstances. Instead of claiming a credit, a beneficial owner may, at the beneficial owner’s election, deduct such Chilean taxes in computing the beneficial owner’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “— Chilean Tax Considerations — Taxation of Shares and ADSs.” If a Chilean tax is imposed on the sale or disposition of shares, and a beneficial owner that is a U.S. Holder does not receive significant foreign source income from other sources, such beneficial owner may not be able to credit such Chilean tax against the beneficial owner’s U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2014 taxable year and do not expect to be or become one for our 2015 taxable year or for the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the beneficial owner, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. Beneficial owners should consult their tax advisors regarding the consequences to them if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

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

The amount of any backup withholding from a payment to a beneficial owner will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability and may entitle the beneficial owner to a refund, provided that the required information is furnished in a timely fashion to the Internal Revenue Service.

Medicare Contribution Tax

Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like the shares or ADSs, less certain deductions. A beneficial owner should consult the beneficial owner’s tax advisor regarding the possible application of this legislation in the beneficial owner’s particular circumstances.

Beneficial owners should consult their tax advisors with respect to the particular consequences to them of receiving, owning or disposing of shares or ADSs.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be inspected at the offices of the New York Stock Exchange, at 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains electronically filed information, which can be accessed at http://www.sec.gov.

I.	Subsidiary information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risks arising from changes in commodity prices, interest rates and foreign exchange rates. Our Board of Directors approves risk management policies at all levels.

Commodity Price Risk

In our electricity generation business, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. Natural gas is used in some of our power plants in South America. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase natural gas at market prices prevailing at the time the purchase occurs. As of December 31, 2014, 2013 and 2012, we did not hold contracts classified as derivative financial instruments or financial instruments related to natural gas. However, during 2014, we entered into contracts classified as derivative commodity instruments related to natural gas (17.1 million MBTU) for the period between January and December 2014. As of December 31, 2014, we held contracts classified as a derivative commodity instruments related to natural gas (350,000 MBTU).

In the countries where we operate using coal and diesel oil, the dispatch mechanism allows the thermal power plants to cover their operational costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. We transfer commodity prices variations to the sale contract prices according to indexing formulas but only to the extent possible in our different markets. Due to the continuing drought in Chile and the price volatility of coal and petroleum, we hedged this risk with commodity instruments available in international markets. During 2014, we entered into contracts classified as derivative commodity instruments related to petroleum-based liquid fuel (3.3 million BBL), for the period between January and December 2014. As of December 31, 2014, 2013 and 2012, we did not hold any contracts classified as either derivative financial instruments or financial instruments related either to coal or petroleum-based liquid fuel. As of December 31, 2014, we held contracts classified as a derivative commodity instruments related to petroleum-based liquid fuel (266,000 BBL).

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility. As of December 31, 2014, we did not hold electricity price-sensitive instruments.

We are continually analyzing ways to hedge commodity price risk, like adjusting commodity indexed price formulas for new Power Purchase Agreements (“PPAs”) according to our exposure and/or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future we may use price-sensitive instruments.

Interest Rate and Foreign Currency Risk

The recorded values of our debt as of December 31, 2014, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected maturity date
As of December 31,	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(1)
	(in millions of Ch$)
Fixed Rate
Ch$/UF	0.71	—	—	—	—	—	0.71	0.71
Weighted average interest rate	1.3%	—	—	—	—	—	1.3%	—
US$	137,075	173,447	9,888	16,064	14,440	499,947	850,860	1,205,282
Weighted average interest rate	8.3%	7.2%	5.1%	5.5%	5.9%	5.6%	6.4%	—
Other currencies(2)	46,632	52,257	52,745	52,314	55,154	350,684	609,788	863,165
Weighted average interest rate	9.1%	10.0%	8.0%	7.6%	7.7%	8.3%	8.4%	—

Total fixed rate	183,708	225,704	62,633	68,378	69,594	850,631	1,460,649	2,068,448
Weighted average interest rate	8.5%	7.8%	7.5%	7.1%	7.4%	6.7%	7.2%	—
Variable Rate
Ch$/UF	8,170	8,345	8,530	8,726	20,128	292,875	346,774	552,318
Weighted average interest rate	11.7%	11.7%	11.7%	11.7%	10.8%	10.4%	10.6%	—
US$	31,510	47,041	30,140	15,235	—	692	124,620	151,301
Weighted average interest rate	8.6%	2.2%	2.7%	3.8%	—	1.4%	4.1%	—
Other currencies(2)	128,218	159,819	306,858	268,434	189,948	551,050	1,604,326	1,982,019
Weighted average interest rate	11.4%	10.6%	10.2%	10.1%	9.5%	7.3%	9.2%	—

Total variable rate	167,898	215,205	345,529	292,396	210,076	844,617	2,075,721	2,685,639
Weighted average interest rate	10.9%	8.8%	9.6%	9.8%	9.6%	8.4%	9.1%	—

Total	351,606	440,910	408,162	360,774	279,670	1,695,248	3,536,369	4,754,087

(1)	As of December 31, 2014, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso and Peruvian Nuevo Sol.

The recorded values of our debt as of December 31, 2013, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected maturity date
As of December 31,	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(1)
	(in millions of Ch$)
Fixed Rate
Ch$/UF	0.12	—	—	—	—	—	0.12	0.12
Weighted average interest rate	6.8%	—	—	—	—	—	6.8%	—
US$	273,987	118,109	151,855	11,056	13,310	218,076	786,393	951,775
Weighted average interest rate	7.5%	8.7%	7.6%	7.0%	6.5%	7.7%	7.7%	—
Other currencies(2)	94,189	39,375	29,464	24,464	33,408	325,310	546,210	625,954
Weighted average interest rate	9.6%	7.0%	7.1%	6.7%	6.6%	8.6%	8.4%	—

Total fixed rate	368,176	157,485	181,319	35,520	46,718	543,385	1,332,603	1,577,729
Weighted average interest rate	8.1%	8.3%	7.5%	6.8%	6.6%	8.2%	8.0%	—
Variable Rate
Ch$/UF	10,268	10,641	9,470	8,074	8,259	296,257	342,970	430,799
Weighted average interest rate	9.6%	9.7%	9.1%	8.2%	8.2%	7.0%	7.3%	—
US$	212,763	22,019	20,913	26,060	13,173	599	295,526	295,213
Weighted average interest rate	3.3%	3.2%	2.9%	2.7%	3.9%	1.5%	3.2%	—
Other currencies(2)	148,426	130,825	151,050	274,829	237,087	539,600	1,481,817	1,626,441
Weighted average interest rate	9.1%	9.1%	9.7%	8.6%	8.6%	6.8%	8.1%	—

Total variable rate	371,458	163,484	181,433	308,963	258,520	836,456	2,120,313	2,352,452
Weighted average interest rate	5.8%	8.4%	8.9%	8.1%	8.4%	6.9%	7.3%	—

Total	739,634	320,969	362,752	344,483	305,237	1,379,841	3,452,916	3,930,181

(1)	As of December 31, 2013, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso and Peruvian Nuevo Sol.

Interest Rate Risk

At December 31, 2014 and 2013, 13.5% and 28%, respectively, of our outstanding net debt obligations were subject to variable interest rates.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt, according to the policy approved by the Board of Directors. Additionally, we manage interest rate risk through the use of interest rate derivatives. The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

Foreign Currency Risk

We are exposed to foreign currency risk arising from debt denominated in U.S. dollars, Chilean pesos and other currencies. Some of our subsidiaries have a natural hedge between their revenues and the currency of their debt. For example, in the case of our Colombian subsidiaries, their revenues as well as their debts are linked to the Colombian peso. In some other cases, we do not have this natural hedge, and therefore, we try to manage this exposure with currency derivatives, such as U.S. dollar/UF exchange and U.S. dollar/local currency derivatives. However, this is not always possible due to market conditions. It is the case, for example, of Costanera in Argentina which its revenues are linked to the Argentine peso, and a substantial part of its debt is denominated in U.S. dollars, with no possibility of hedging this debt under reasonable conditions. Argentine debt denominated in U.S. dollars amounted to Ch$ 43.9 billion as of December 31, 2014.

Our corporate currency risk policy has been in effect since 2004. This policy seeks to hedge the operating income of each country that is indexed to the U.S. dollar with liabilities in the same currency.

As of December 31, 2014, the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our foreign exchange risk were as follows:

	Expected Maturity Date
As of December 31,	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	—	—	—	—	260,451	—	260,451	(24,639)
US$ to Ch$/UF	—	233,262	—	—	—	—	233,262	(86,416)
Ch$ to US$	—	—	—	—	—	—	—	—
US$ to other currencies(3)	—	—	—	—	—	—	—	—
Other currencies to US$(4)	—	—	—	—	—	—	—	—

Total	—	233,262	—	—	260,451	—	493,714	(111,055)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2014, which was Ch$ 606.75 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso and Peruvian Nuevo Sol.
(4)	Include a Peruvian soles to US$ hedge of Edegel (Chinango).

By comparison, as of December 31, 2013 the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge for our interest rate risk were as follows:

	Expected Maturity Date
As of December 31,	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	207,560	—	—	—	—	—	207,560	20,865
US$ to Ch$/UF	296,460	—	220,783	—	—	—	517,243	(210,379)
Ch$ to US$	25,619	—	—	—	—	—	25,619	362
US$ to other currencies(3)	—	3,171	—	—	—	—	3,171	(1,494)
Other currencies to US$(4)	4,605	—	—	—	—	—	4,605	121

Total	534,245	3,171	220,783	—	—	—	758,198	(190,526)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2013, which was Ch$ 524.61 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso and Peruvian Nuevo Sol.
(4)	Include a Peruvian soles to US$ hedge of Edegel (Chinango).

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

Depositary Fees and Charges

Our ADS program’s depositary is Citibank, N.A. Under the terms of the deposit agreement, an ADS holder may have to pay the following service fees to the depositary:

Service Fees	Fees
(1) Issuance of ADS upon deposit of shares	Up to US$ 5.00 per 100 ADS (or fraction thereof) issued

(2) Delivery of deposited securities against surrender of ADS	Up to US$ 5.00 per 100 ADS (or fraction thereof) surrendered

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$ 5.00 per 100 ADS (or fraction thereof) held

(4) Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$ 5.00 per 100 ADS (or fraction thereof) held

(5) Distribution of securities other than ADS or rights to purchase additional ADS (i.e., spin—off of shares)	Up to US$ 5.00 per 100 ADS (or fraction thereof) held

(6) Depositary services	Up to US$ 5.00 per 100 ADS (or fraction thereof) held on the applicable record date(s) established by the Depositary

Depositary Payments for Fiscal Year 2014

The depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. In 2014, the depositary reimbursed expenses related primarily to investor relations’ activities for a total amount of approximately US$ 1.1 million (after applicable U.S. taxes).

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)   Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13 (a) -15 (e) and 15 (d)-15 (e) under the Exchange Act) for the year ended December 31, 2014.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to our management, including the Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

(b)   Management’s Annual Report on Internal Control Over Financial Reporting

As required by Section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining “adequate internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS, as issued by the IASB.

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

During the first half of 2014, GasAtacama Holding and its subsidiaries, including GasAtacama, became part of our consolidated subsidiaries as a result of the acquisition made on April 22, 2014 by Endesa Chile of an additional 50% interest in GasAtacama Holding. GasAtacama Holding, on a consolidated basis, represents 2.6% of our total assets and 1.4% of our total revenues as reported in our consolidated financial statements for the year ended December 31, 2014.

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2014. The assessment, which excluded the internal controls over financial reporting at GasAtacama Holding and its subsidiaries, was based on criteria established in “Internal Control – Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, our management has concluded that as of December 31, 2014, our internal control over financial reporting was effective.

(c)   Attestation Report

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2014. Their attestation report appears on page F-3

(d)   Changes in internal control

During the first half of 2014, GasAtacama Holding and its subsidiaries, including GasAtacama, became part of our consolidated subsidiaries as a result of the acquisition made on April 22, 2014 by Endesa Chile of an additional 50% interest in GasAtacama Holding. GasAtacama Holding, on a consolidated basis, represents 2.6% of our total assets and 1.4% of our total revenues as reported in our consolidated financial statements for the year ended December 31, 2014.

In this acquisition, the companies Inversiones GasAtacama Holding Ltda., GasAtacama S.A., GasAtacama Chile S.A., Gasoducto TalTal S.A., Progas S.A., Gasoducto Atacama Argentina S.A., Atacama Finance Co., GNL Norte S.A. and Energex Co. became our subsidiaries. GasAtacama Holding has been included in the scope of the internal control model for financial reporting, and its processes and controls will be included and certified beginning in 2015.

There are no additional changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 or 15d-15 under the Exchange Act that occurred during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting model.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

As of December 31, 2014, the Directors’ Committee (which performs the functions of the Audit Committee) financial expert was Mr. Hernán Somerville, as determined by the Board of Directors. Mr. Somerville is an independent member of the Directors’ Committee pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.	Code of Ethics

Our standards of ethical conduct are governed by means of the following five corporate rulings or policies: the Charter Governing Executives (“Estatuto del Directivo”), the Employee Code of Conduct, the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”) and the Manual for the Management of Information of Interest to the Market (the “Manual”).

The Charter Governing Executives was adopted by the Board of Directors in May 2003 and is applicable to all executives contractually related to us or our controlled subsidiaries in which we are the majority shareholder, both in Chile and abroad, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company. The objective of this set of rules is to establish standards for the governance of our management’s actions, the behavior of management with respect to the principles governing their actions and the limitations and incompatibilities involved, all within our vision, mission and values. Likewise, the Employee Code of Conduct explains our principles and ethical values, establishes the rules governing our contact with customers and suppliers, and establishes the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality. Both documents also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

The Manual, adopted by our Board of Directors in May 2008 and amended in February 2010, addresses the following issues: applicable standards and blackout periods in connection with the transactions of our securities or those of our affiliates by directors, management, principal executives, employees and other related parties; mechanisms for the continuous release of information that is of interest to the market; and mechanisms that provide protection for confidential information.

In addition to the corporate governance rules described above, our Board approved the Code of Ethics and the ZTAC Plan in its meeting held on June 24, 2010. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other values of similar importance, which are translated into detailed behavioral criteria. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with a special emphasis in avoiding corruption in the form of bribery, preferential treatment, and other similar acts.

A copy of these documents is available upon request, free of charge, by writing or calling us at:

Investor Relations Department

Enersis S.A.

Santa Rosa 76, Piso 15

Santiago, Chile

(56-2) 2353-4682

During fiscal year 2014, there have been no amendments to any provisions of the documents described above. No waivers from any provisions of the Charter Governing Executives, the Employee Code of Conduct, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2014.

Item 16C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm, as well as their other member firms and their respective affiliates, by type of services for the periods indicated.

Services	2014	2013
	(in millions of Ch$)
Audit fees(1)	1,872	1,645
Audit-related fees(2)	321	149
Tax fees	—	—
All other fees	—	—

Total	2,193	1,794

(1)	The increase in audit fees during 2014 was due mainly to the following services
—	On August 31, 2014, the full statutory audits of Emgesa and Codensa in the amount of Ch$ 158 million.
—	New consolidated statements of financial position due to the implementation of IFRS in Colombia for Codensa and Emgesa in the amount of Ch$ 119.8 million.
—	2013 overrun audits for Chile and Brazil companies in the amount of Ch$ 213.6 million.
(2)	The increase in audit-related fees during 2014 was due to the following services provided:
—	Audit-related services in relation to the Yankee Bond issued by Endesa Chile totaling Ch$ 65.3 million.
—	Audit-related services in relation to the new accounting plan enacted by ANEEL in Brazil in the amount of Ch$ 36 million.
—	Audit-related services in relation to the sustainability reports of Endesa Chile and Chilectra in the amount of Ch$ 58.4 million.

All of the fees disclosed under audit-related fees and all other fees were pre-approved by the Directors’ Committee pre-approval policies and procedures.

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

The Directors’ Committee has a pre-approval policy regarding the contracting of our external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to us.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares acquired(1)	Average Price Paid per Share (Ch$/per Share)	Total Number of Shares acquired	Maximum Number of Shares that might be yet acquired
October 2014	9,967,630,058	208.66	9,967,630,058	—

Total	9,967,630,058	208.66	9,967,630,058	—

(1)	Corresponds to number of Shares purchased by Enel Energy Europe S.R.L. (currently named Enel Iberoamérica S.R.L.) from Endesa Spain on October 23, 2014.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, see “Item 6. Directors, Senior Management and Employees — C. Board Practices”.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

None.

Item 18.	Financial Statements

ENERSIS S.A. and Subsidiaries

Index to the Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Report of Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada — Enersis S.A. 2014, 2013 and 2012	F-1
Report of Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada — Enersis S.A. — Internal Control over Financial Reporting 2014	F-3
Report of KPMG Auditores Consultores Ltda. — Empresa Nacional de Electricidad S.A. 2014, 2013 and 2012	F-5
Report of KPMG Auditores Consultores Ltda. — Empresa Nacional de Electricidad S.A. — Internal Control over Financial Reporting 2014	F-7

Consolidated Financial Statements:

Consolidated Statements of Financial Position at December 31, 2014 and December 31, 2013	F-9
Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012	F-11
Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012	F-13
Consolidated Statements of Direct Cash Flows for the years ended December 31, 2014, 2013 and 2012	F-14
Notes to the Consolidated Financial Statements	F-15

SCHEDULE I Enersis S.A.’s condensed unconsolidated financial information	F-179

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Item 19.	Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Enersis S.A., as amended.
8.1	List of Principal Subsidiaries as of December 31, 2014
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
23.1	Consent of Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada, an independent registered public accounting firm
23.2	Consent of KPMG Auditores y Consultores Ltda., an independent registered public accounting firm

We will furnish to the Securities and Exchange Commission, upon request, copies of any not filed instruments that define the rights of stakeholders of Enersis.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENERSIS S.A.

By:	/s/ Luca D’Agnese
Name:	Luca D’Agnese
Title:	Chief Executive Officer

Date: April 30, 2015

Enersis S.A. and Subsidiaries

Audited Consolidated Financial Statements as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014 together with the Report of Independent Registered Public Accounting Firms

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Enersis S.A.

We have audited the accompanying consolidated statements of financial position of Enersis S.A. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule of Enersis S.A.’s condensed unconsolidated financial information. These consolidated financial statements and the schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

The consolidated financial statements of the Company include the consolidated financial statements of its subsidiary, Empresa Nacional de Electridad S.A (“Endesa-Chile”). The consolidated financial statements of Endesa-Chile include the financial statements of the following entities, each having been prepared in conformity with its respective local statutory accounting basis: Emgesa S.A. E.S.P (“Emgesa”) and Endesa Argentina S.A. (“Endesa-Argentina”) (both subsidiaries of Endesa-Chile), and of Enel Brasil S.A. (“Enel-Brasil”) (a consolidated subsidiary of the Company that is also a 38.64% percent owned investee of Endesa-Chile accounted for using the equity method). Except for the amounts included in Endesa-Chile’s consolidated financial statements relating to Emgesa, Endesa-Argentina and Enel-Brasil, which we subjected to our audit procedures in the context of the financial statements of Enersis, taken as a whole, we did not audit the consolidated financial statements of Endesa-Chile. The consolidated financial statements of Endesa-Chile, exclusive of the amounts relating to Emgesa, Endesa-Argentina and Enel-Brasil, reflect total assets constituting 27% and 24% of the Company’s consolidated total assets as of December 31, 2014 and 2013, respectively, and total revenues constituting 17%, 16% and 18% of the Company’s consolidated total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. Endesa-Chile’s consolidated financial statements were audited by other auditors whose report has been furnished to us, and our opinion on the Company’s consolidated financial statements, insofar as it relates to the amounts included for Endesa-Chile (but exclusive of the amounts for Emgesa, Endesa-Argentina and Enel-Brasil), is based solely on the report of the other auditors.

A member firm of Ernst & Young Global Limited

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

In our opinion, based on our audits and the report of other auditors (see second paragraph above), the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Enersis S.A. and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedule of condensed unconsolidated financial information of Enersis S.A., when considered in relation to the basic consolidated financial statements, taken as whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Enersis S.A.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 30, 2015 expressed an unqualified opinion thereon based on our audit and the report on internal controls of other auditors.

/s/ EY Ltda.
EY Ltda.

Santiago, Chile
April 30, 2015

A member firm of Ernst & Young Global Limited

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Enersis S.A.

We have audited the internal control over financial reporting of Enersis S.A. and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Empresa Nacional De Electricidad S.A. (a subsidiary) and certain of its subsidiaries, associates and jointly controlled entities (hereinafter collectively referred to as “Endesa-Chile”) which statements reflect total assets and total revenues constituting 42% and 27%, respectively, of the related consolidated totals. The effectiveness of Endesa-Chile’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Endesa-Chile’s internal control over financial reporting, is based solely on the report of the other auditors.

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

A member firm of Ernst & Young Global Limited

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit and the report of other auditors, Enersis S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

As indicated in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Inversiones GasAtacama Holding Ltda. and its subsidiaries, which is included in the 2014 consolidated financial statements of Enersis S.A. and subsidiaries and constituted 2.6% of total assets, as of December 31, 2014 and 1.4% of revenues, for the year then ended. Our audit of internal control over financial reporting of Enersis S.A. and subsidiaries also did not include an evaluation of the internal control over financial reporting of GasAtacama Holding Ltda. and its subsidiaries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Enersis S.A. and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014 of Enersis S.A. and subsidiaries and the financial statement schedule of Enersis S.A.’s condensed unconsolidated financial information of Enersis S.A., and our report dated April 30, 2015 expressed an unqualified opinion thereon based on our audit and the report of other auditors.

/s/ EY Ltda.
EY Ltda.

Santiago, Chile
April 30, 2015

A member firm of Ernst & Young Global Limited

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 2 Las Condes, Santiago, Chile	Teléfono +56(2) 2798 1000 Fax +56 (2) 2798 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa–Chile):

We have audited the accompanying consolidated statements of financial position of Endesa-Chile and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets constituting 34.13 percent and 36.12 percent of the Company’s consolidated total assets as of December 31, 2014 and 2013, respectively, and total revenues constituting 36.74 percent, 36.26 percent and 38.27 percent of the Company’s consolidated total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. In addition, we did not audit the financial statements of Enel Brasil S.A. (formerly Endesa Brasil S.A.) (a 38.64 percent owner investee company). The Company’s investment in Enel Brasil S.A. (formerly Endesa Brasil S.A.) as of December 31, 2014 and 2013 was ThCh$ 538,876,929 and ThCh$ 543,713,349, respectively, and its equity in earnings was ThCh$62,181,301, ThCh$94,402,624 and ThCh$107,503,620 for the years ended December 31, 2014, 2013 and 2012, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa-Chile and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa-Chile’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2015, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
KPMG Auditores Consultores Ltda.
Santiago, Chile April 30, 2015

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 2 Las Condes, Santiago, Chile	Teléfono +56(2) 2798 1000 Fax +56 (2) 2798 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa–Chile):

We have audited the internal control over financial reporting of Endesa-Chile as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Endesa-Chile’s internal control over financial reporting based on our audit.

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

In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Endesa-Chile acquired a controlling interest in Inversiones GasAtacama Holdings Limitada (GasAtacama) during 2014, and management excluded from its assessment of the effectiveness of Endesa-Chile’s internal control over financial reporting as of December 31, 2014, GasAtacama’s internal control over financial reporting associated with total assets of ThCh$414,169,914 and total revenues of ThCh$113.630.908 included in the consolidated financial statements of Endesa-Chile and subsidiaries as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of Endesa-Chile also excluded an evaluation of the internal control over financial reporting of GasAtacama.

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated the statements of financial position of Endesa-Chile and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated April 30, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
KPMG Auditores Consultores Ltda.
Santiago, Chile April 30, 2015

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2014 and 2013

(In thousands of Chilean pesos)

		12-31-2014	12-31-2013
ASSETS	Note
		ThCh$	ThCh$

CURRENT ASSETS

Cash and cash equivalents	7	1,704,745,491	1,606,387,569
Other current financial assets	8	99,455,403	781,029,437
Other current non-financial assets		175,098,112	141,597,292
Trade and other current receivables	9	1,681,686,903	1,129,737,108
Current accounts receivable from related companies	10	18,441,340	34,019,574
Inventories	11	133,520,154	77,782,755
Current tax assets	12	110,572,522	125,661,546
Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners		3,923,519,925	3,896,215,281

Non-current assets or groups of assets for disposal classified as held for sale	13	7,978,963	-
Non-current assets or groups of assets for disposal classified as held for sale or as held for distribution to owners		7,978,963	-

TOTAL CURRENT ASSETS		3,931,498,888	3,896,215,281

NON-CURRENT ASSETS
Other non-current financial assets	8	530,821,520	491,536,418
Other non-current non-financial assets		77,806,180	84,091,825
Trade and other non-current receivables	9	291,641,675	223,045,673
Non-current accounts receivable from related companies	10	486,605	-
Investments accounted for using the equity method	14	73,633,610	248,080,880
Intangible assets other than goodwill	15	1,168,212,056	1,173,560,361
Goodwill	16	1,410,853,627	1,372,320,328
Property, plant and equipment	17	8,234,215,719	7,433,798,725
Investment property	18	8,514,562	44,877,049
Deferred tax assets	19	193,637,874	210,137,767

TOTAL NON-CURRENT ASSETS		11,989,823,428	11,281,449,026

TOTAL ASSETS		15,921,322,316	15,177,664,307

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2014 and 2013

(in thousands of Chilean pesos)

LIABILITIES AND EQUITY		12-31-2014	12-31-2013
	Note
		ThCh$	ThCh$

CURRENT LIABILITIES

Other current financial liabilities	20	421,805,679	906,675,205
Trade and other current payables	23	2,288,876,950	1,515,003,654
Current accounts payable to related companies	10	143,680,622	204,412,270
Other current provisions	24	90,222,684	87,309,363
Current tax liabilities	12	115,472,313	159,737,063
Other current non-financial liabilities		129,275,589	108,122,144
Total current liabilities other than those associated with groups of assets for disposal classified as held for sale		3,189,333,837	2,981,259,699

Liabilities associated with groups of assets for disposal classified as held for sale	13	5,488,147	-

TOTAL CURRENT LIABILITIES		3,194,821,984	2,981,259,699

NON-CURRENT LIABILITIES

Other non-current financial liabilities	20	3,289,097,528	2,790,249,111
Trade and other non-current payables	23	159,385,521	23,063,878
Non-current accounts payable to related companies	10	-	-
Other long-term provisions	24	197,243,841	193,967,353
Deferred tax liabilities	19	478,361,484	395,486,890
Non-current provisions for employee benefits	25	269,930,412	238,514,991
Other non-current non-financial liabilities		53,262,800	47,657,524

TOTAL NON-CURRENT LIABILITIES		4,447,281,586	3,688,939,747

TOTAL LIABILITIES		7,642,103,570	6,670,199,446

EQUITY
Issued capital	26.1	5,804,447,986	5,669,280,725
Retained earnings		3,051,734,445	2,813,634,297
Share premium	26.1	-	158,759,648
Other reserves	26.5	(2,654,206,384)	(2,473,120,417)
Equity attributable to shareholders of Enersis		6,201,976,047	6,168,554,253

Non-controlling interests	26.6	2,077,242,699	2,338,910,608

TOTAL EQUITY		8,279,218,746	8,507,464,861

TOTAL LIABILITIES AND EQUITY		15,921,322,316	15,177,664,307

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Type

For the years ended December 31, 2014, 2013 and 2012

(in thousands of Chilean pesos)

STATEMENTS OF COMPREHENSIVE INCOME Profit (loss)		2014	2013	2012
	Note	ThCh$	ThCh$	ThCh$
Revenues	27	6,819,760,882	5,696,777,240	6,182,123,698
Other operating income	27	434,115,438	567,668,662	313,829,750
Revenues and other operating income		7,253,876,320	6,264,445,902	6,495,953,448

Raw materials and consumables used	28	(3,941,071,719)	(3,089,141,195)	(3,695,022,919)
Contribution Margin		3,312,804,601	3,175,304,707	2,800,930,529

Other work performed by the entity and capitalized	3 a. – 3 d.1	77,275,986	61,965,528	48,667,382
Employee benefits expense	29	(516,009,836)	(465,682,098)	(409,179,836)
Depreciation and amortization expense	30	(479,179,904)	(435,473,259)	(434,483,734)
Impairment loss recognized in the period’s profit or loss	30	(51,515,362)	(74,877,924)	(42,612,727)
Other expenses	31	(574,050,613)	(520,098,689)	(492,558,847)
Operating Income		1,769,324,872	1,741,138,265	1,470,762,767

Other gains (losses)	32	71,769,817	19,170,005	15,186,412
Financial income	33	265,884,277	260,126,546	232,129,980
Financial costs	33	(491,858,285)	(388,367,634)	(419,888,938)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	14	(51,792,559)	25,289,219	30,381,936
Foreign currency exchange differences	33	(38,821,872)	(30,373,115)	(16,126,401)
Profit (loss) from indexed assets and liabilities	33	1,633,555	(9,414,755)	(12,756,868)

Income from continuing operations, before taxes		1,526,139,805	1,617,568,531	1,299,688,888
Income tax expense, continuing operations	34	(558,644,595)	(504,167,785)	(406,675,920)
NET INCOME		967,495,210	1,113,400,746	893,012,968

Net income attributable to
Shareholders of Enersis		571,873,345	658,514,150	377,350,521
Non-controlling interests	26.6	395,621,865	454,886,596	515,662,447
NET INCOME		967,495,210	1,113,400,746	893,012,968

Basic earnings per share
Basic earnings per share	Ch$/share	11.65	14.56	11.56
Weighted average number of shares of common stock	Thousands	49,092,772.76	45,218,860.05	32,651,166.47

Diluted earnings per share
Diluted earnings per share	Ch$/share	11.65	14.56	11.56
Weighted average number of shares of common stock	Thousands	49,092,772.76	45,218,860.05	32,651,166.47

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Type (continued)

For the years ended December 31, 2014, 2013 and 2012

(in thousands of Chilean pesos)

		2014	2013	2012
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Note	ThCh$	ThCh$	ThCh$

Net Income		967,495,210	1,113,400,746	893,012,968

Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Gains (losses) from defined benefit plans	25.2.b	(36,681,734)	6,351,518	(14,044,750)

Other comprehensive income that will not be reclassified subsequently to profit or loss		(36,681,734)	6,351,518	(14,044,750)

Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes
Foreign currency translation gains (losses)		4,370,649	(76,723,893)	(364,848,647)
Gains (losses) from available-for-sale financial assets		1,849	(2,273)	515
Share of other comprehensive income from associates and joint ventures accounted for using the equity method		13,476,871	8,367,223	737,736
Gains (losses) from cash flow hedges		(138,993,868)	(76,144,260)	72,360,295
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		(6,898,502)	55,283	(6,300,885)

Other comprehensive income that will be reclassified subsequently to profit or loss		(128,043,001)	(144,447,920)	(298,050,986)

Components of other comprehensive income, before taxes		(164,724,735)	(138,096,402)	(312,095,736)

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		12,694,514	(2,603,231)	4,662,040

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		12,694,514	(2,603,231)	4,662,040

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		35,887,996	12,332,516	(25,726,629)
Income tax related to available-for-sale financial assets		(1,462)	455	(569)

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		35,886,534	12,332,971	(25,727,198)

Total Other Comprehensive Income		(116,143,687)	(128,366,662)	(333,160,894)

TOTAL COMPREHENSIVE INCOME		851,351,523	985,034,084	559,852,074

Comprehensive income attributable to
Shareholders of Enersis		524,282,250	577,348,684	187,169,558
Non-controlling interests		327,069,273	407,685,400	372,682,516
TOTAL COMPREHENSIVE INCOME		851,351,523	985,034,084	559,852,074

ENERSIS S.A. AND SUBSIDIARIES Statement of Changes in Equity For the years ended December 31, 2014, 2013 and 2012 (in thousands of Chilean pesos)

Statements of Changes in Equity	Issued Capital	Share Premium	Changes in Other Reserves						Retained Earnings	Equity Attributable to Shareholders of Enersis	Non-controlling Interests	Total Equity
			Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves
Equity at beginning of period 1/1/2014	5,669,280,725	158,759,648	(56,022,016)	(3,086,726)	-	11,811	(2,414,023,486)	(2,473,120,417)	2,813,634,297	6,168,554,253	2,338,910,608	8,507,464,861
Changes in equity
Comprehensive income
Profit (loss)									571,873,345	571,873,345	395,621,865	967,495,210
Other comprehensive income			29,929,142	(66,317,951)	(19,023,003)	2,235	7,818,482	(47,591,095)		(47,591,095)	(68,552,592)	(116,143,687)
Comprehensive income										524,282,250	327,069,273	851,351,523
Dividends									(314,750,191)	(314,750,191)	(459,728,319)	(774,478,510)
Increase (decrease) from other changes	135,167,261	(158,759,648)	-	-	19,023,003	-	25,112,860	44,135,863	(19,023,006)	1,520,470	-	1,520,470
Increase (decrease) from changes in stakes of subsidiaries that do not entail a loss of control			61,247,748				(238,878,483)	(177,630,735)	-	(177,630,735)	(129,008,863)	(306,639,598)
Total changes in equity	135,167,261	(158,759,648)	91,176,890	(66,317,951)	-	2,235	(205,947,141)	(181,085,967)	238,100,148	33,421,794	(261,667,909)	(228,246,115)
Equity at end of period 12/31/2014	5,804,447,986	-	35,154,874	(69,404,677)	-	14,046	(2,619,970,627)	(2,654,206,384)	3,051,734,445	6,201,976,047	2,077,242,699	8,279,218,746

Statement of Changes in Equity	Issued Capital	Share Premium	Changes in Other Reserves						Retained Earnings	Equity Attributable to Shareholders of Enersis	Non-controlling Interests	Total Equity
			Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves
Equity at beginning of period 1/1/2013	2,824,882,835	158,759,648	(40,720,059)	27,594,028	-	13,647	(1,498,010,369)	(1,511,122,753)	2,421,278,841	3,893,798,571	3,064,408,474	6,958,207,045
Changes in equity
Comprehensive income
Profit (loss)									658,514,150	658,514,150	454,886,596	1,113,400,746
Other comprehensive income			(57,187,681)	(30,680,754)	6,865,655	(1,836)	(160,850)	(81,165,466)		(81,165,466)	(47,201,196)	(128,366,662)
Comprehensive income										577,348,684	407,685,400	985,034,084
Equity issuance	2,844,397,890	1,460,503								2,845,858,393		2,845,858,393
Dividends									(273,024,349)	(273,024,349)	(387,641,111)	(660,665,460)
Increase (decrease) from other changes	-	(1,460,503)	-	-	(6,865,655)	-	74,015,741	67,150,086	6,865,655	72,555,238	(910,579)	71,644,659
Increase (decrease) from changes in stakes of subsidiaries that do not entail a loss of control			41,885,724				(989,868,008)	(947,982,284)	-	(947,982,284)	(744,631,576)	(1,692,613,860)
Total changes in equity	2,844,397,890	-	(15,301,957)	(30,680,754)	-	(1,836)	(916,013,117)	(961,997,664)	392,355,456	2,274,755,682	(725,497,866)	1,549,257,816
Equity at end of period 12/31/2013	5,669,280,725	158,759,648	(56,022,016)	(3,086,726)	-	11,811	(2,414,023,486)	(2,473,120,417)	2,813,634,297	6,168,554,253	2,338,910,608	8,507,464,861

Statement of Changes in Equity	Issued Capital	Share Premium	Changes in Other Reserves						Retained Earnings	Equity Attributable to Shareholders of Enersis	Non-controlling Interests	Total Equity
			Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves
Equity at beginning of period 1/1/2012	2,824,882,835	158,759,648	176,622,668	(310,265)	-	13,836	(1,497,208,996)	(1,320,882,757)	2,232,968,880	3,895,728,606	2,995,312,585	6,891,041,191
Changes in equity
Comprehensive income
Profit (loss)									377,350,521	377,350,521	515,662,447	893,012,968
Other comprehensive income			(217,342,727)	27,904,293	(742,368)	(189)	28	(190,180,963)		(190,180,963)	(142,979,931)	(333,160,894)
Comprehensive income										187,169,558	372,682,516	559,852,074
Dividends									(188,298,192)	(188,298,192)	(304,068,003)	(492,366,195)
Increase (decrease) from other changes	-	-	-	-	742,368	-	(801,401)	(59,033)	(742,368)	(801,401)	481,376	(320,025)
Total changes in equity	-	-	(217,342,727)	27,904,293	-	(189)	(801,373)	(190,239,996)	188,309,961	(1,930,035)	69,095,889	67,165,854
Equity at end of period 12/31/2012	2,824,882,835	158,759,648	(40,720,059)	27,594,028	-	13,647	(1,498,010,369)	(1,511,122,753)	2,421,278,841	3,893,798,571	3,064,408,474	6,958,207,045

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flow, Direct

For the years ended December 31, 2014, 2013 and 2012

(in thousands of Chilean pesos)

		2014	2013	2012
Statements of Direct Cash Flow	Note	ThCh$	ThCh$	ThCh$

Cash flow from (used in) operating activities

Types of collection from operating activities
Collections from the sale of goods and services		7,786,425,908	6,946,352,718	7,421,957,070
Collections from royalties, payments, commissions, and other income from ordinary activities		53,736,441	92,757,838	96,444,426
Collections from premiums and services, annual payments, and other benefits from policies held		20,348,278	74,183,266	7,552,852
Other collections from operating activities		793,806,980	503,343,750	379,638,920
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(4,395,777,186)	(3,690,576,400)	(3,899,057,207)
Payments to and on behalf of employees		(482,784,407)	(448,354,032)	(400,061,812)
Payments on premiums and services, annual payments, and other obligations from policies held		(15,147,534)	(5,782,311)	(8,066,513)
Other payments for operating activities		(1,418,097,022)	(1,176,355,154)	(1,351,575,914)
Cash flows from operating activities
Income taxes paid		(428,343,722)	(381,648,502)	(452,305,887)
Other outflows of cash		(216,129,742)	(212,945,529)	(251,163,500)

Net cash flows from operating activities		1,698,037,994	1,700,975,644	1,543,362,435

Cash flow from (used in) investing activities
Cash flows from the loss of control of subsidiaries or other businesses	7.e	40,861,571	-	-
Cash flows used to obtain control of subsidiaries or other businesses	7.c	(37,654,762)	-	-
Other collections from the sale of equity or debt instruments belonging to other entities		1,126,402,278	871,863,989	-
Other payments to acquire equity or debt instruments belonging to other entities		(480,297,836)	(1,433,536,193)	(194,093,275)
Other payments to acquire stakes in joint ventures		(3,315,000)	(5,084,700)	(7,140,000)
Loans to related companies		-	(4,844,706)	-
Proceeds from the sale of property, plant and equipment		167,486	5,462,527	755,445
Purchases of property, plant and equipment		(825,909,425)	(603,413,832)	(517,233,484)
Purchases of intangible assets		(260,500,759)	(169,371,666)	(187,197,935)
Proceeds from the sale of other long-term assets		2,037,930	1,987,002	162,992
Purchases of other long-term assets		(2,952,035)	(2,034,104)	(2,859,668)
Payments from future, forward, option and swap contracts		(26,683,724)	(3,485,915)	(2,691,688)
Collections from future, forward, option and swap contracts		16,957,654	14,308,008	2,013,452
Collections from related companies		-	4,895,411	2,600,730
Dividends received		13,567,998	9,081,705	7,539,711
Interest received		93,410,873	92,176,821	56,681,895
Other inflows (outflows) of cash		44,220,761	(1,891,436)	(674,255)

Net cash flows used in investment activities		(299,686,990)	(1,223,887,089)	(842,136,080)

Cash flows from (used in) financing activities
Proceeds from share issuance		8,783,766	1,130,817,519	-
Payments for changes in ownership interest in subsidiaries that do not entail loss of control		(385,132,160)	-	-
Total proceeds from loans		774,199,941	530,735,256	501,199,355
Proceeds from long-term loans		740,518,825	487,162,501	400,797,521
Proceeds from short-term loans		33,681,116	43,572,755	100,401,834
Loans from related companies		-	693,084	-
Payment on borrowings		(622,496,486)	(563,049,681)	(645,675,778)
Payments on financial lease liabilities		(16,559,995)	(9,388,183)	(25,491,730)
Payment on loans to related companies		(17,236,440)	-	-
Dividends paid		(632,808,121)	(482,046,152)	(547,081,888)
Interest paid		(246,769,836)	(230,584,133)	(253,478,855)
Other outflows of cash		(145,440,332)	(40,412,354)	(41,745,935)

Net cash flows from (used in) finance activities		(1,283,459,663)	336,765,356	(1,012,274,831)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		114,891,341	813,853,911	(311,048,476)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(16,503,717)	(23,298,403)	(60,803,672)
Net increase (decrease) in cash and cash equivalents		98,387,624	790,555,508	(371,852,148)
Cash and cash equivalents at beginning of period	7	1,606,387,569	815,832,061	1,187,684,209
Cash and cash equivalents at end of period	7. d	1,704,775,193	1,606,387,569	815,832,061

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENERSIS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

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

Enersis S.A. is a subsidiary of Enel Iberoamérica S.R.L., a company controlled by Enel S.p.A. (hereinafter Enel).

The Company was initially created in 1981 under the corporate name of Compañía Chilena Metropolitana de Distribución Eléctrica S.A. Later on, the Company changed its by-laws and its name to Enersis S.A. effective August 1, 1988. For tax purposes, the Company operates under Chilean tax identification number 94,271,000-3.

As of December 31, 2014 the Group had 12,275 employees. During the 2014 fiscal year, the Group averaged a total of 11,931 employees. See Note 37 for additional information regarding employee distribution by category and geographic location.

Enersis’s corporate purpose consists of exploring for, developing, operating, generating, distributing, transmitting, transforming, and/or selling energy of any kind or form, whether in Chile or abroad, either directly or through other companies. It is also engaged in telecommunications activities, and it provides engineering consultation services in Chile and abroad. The Company’s corporate purpose also includes investing in, and managing, its investments in subsidiaries and associates which generate, transmit, distribute, or sell electricity, or whose corporate purpose includes any of the following:

(i)	energy of any kind or form,

(ii)	supplying public services, or services whose main component is energy,

(iii)	telecommunications and information technology services, and

(iv)	Internet-based intermediation business.

Enersis’s 2013 consolidated financial statements were approved by the Board of Directors at a meeting held on February 7, 2014. The consolidated financial statements were then submitted to the consideration of a General Shareholders´ Meeting held on April 23, 2014, which gave its final approval to the consolidated financial statements.

These consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the Company. Foreign operations are reported in accordance with the accounting policies stated in Notes 2.6 and 3.n.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 Accounting principles

The December 31, 2014 consolidated financial statements of Enersis have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and approved by the Company’s Board of Directors at its meeting held on April 28, 2015.

These consolidated financial statements present fairly the financial position of Enersis and its subsidiaries at December 31, 2014 and 2013, as well as the results of operations, the changes in equity, and the cash flows for the years ended December 31, 2014, 2013 and 2012.

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

These consolidated financial statements have been prepared from accounting records maintained by the Company and its subsidiaries. Each entity prepares its financial statements according to the accounting principles and standards in force in each country, so the necessary adjustments and reclassifications have been made in the consolidation process in order to present the consolidated financial statements in accordance with IFRS.

2.2 New accounting pronouncements

a)	Accounting pronouncements effective from January 1, 2014:

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IAS 32: Financial Instruments: Presentation

Clarifies the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies from the application of the current IAS 32 offsetting criteria.

Annual periods beginning on or after January 1, 2014.

Amendments to IFRS 10 and 12, and IAS 27: Investment Entities

Under IFRS 10 requirements, the reporting entities must consolidate all of the companies over which they have control. The amendment establishes an exception to these requirements, allowing the Investment Entities to measure their investments at fair value with changes in income as per IFRS 9 instead of consolidating them.

Annual periods beginning on or after January 1, 2014.

IFRIC 21: Levies

This interpretation of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” outlines when an entity must recognize a government-imposed levy other than income tax as a liability in its financial statements.

Annual periods beginning on or after January 1, 2014.

Amendment to IAS 36: Impairment of Assets

This amendment remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, the amendment require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognised or reversed during the period.

Annual periods beginning on or after January 1, 2014.

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IAS 39: Financial Instruments: Recognition and Measurement (Novation of derivatives)

This amendment incorporates into the Standard the criteria that must be met in order not to discontinue hedge accounting in circumstances when a hedging instrument is novated.

Annual periods beginning on or after January 1, 2014.

The new interpretation and amendments adopted, which went into effect on January 1, 2014, had no effect on the consolidated financial statements of Enersis and its subsidiaries.

b)	Accounting pronouncements in effect from January 1, 2015 and subsequent periods:

As of the date of issue of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

Standards, Interpretations and Amendments	Mandatory Application for:
IFRS 9: Financial Instruments

This is the final version of the standard issued in July 2014 and which completes the IASB project to replace IAS 39 “Financial Instruments: Recognition and Measurement.” This project was divided into 3 phases:

Phase 1 – Classification and measurement of financial assets and financial liabilities. This introduces a logical focus for the classification of financial assets driven by cash flow characteristics and the business model. This new model also results in a single impairment model being applied to all financial instruments.

Phase 2 – Impairment methodology. The objective is a more timely recognition of expected credit losses. The standard requires entities to account for expected credit losses from the time when financial instruments are first recognized in the financial statements.

Phase 3 – Hedge accounting. This establishes a new model aimed at reflecting better alignment between hedge accounting and risk management activity. Also included are enhancements to required disclosures.

This final version of IFRS 9 replaces the previous versions of the Standard.

Annual periods beginning on or after January 1, 2018.
IFRS 14: Regulatory Deferral Accounts

The purpose of this interim standard is to reduce the barriers to adoption of the IFRS by entities that carry out business activities that are subject to price or rate regulation. This standard allows those who are first-time adopters of IFRS, and who meet the requirements, to continue to account for regulatory deferral balances in their first IFRS financial statements using their previous GAAP accounting practices regarding regulated rates. It also establishes specific requirements for presenting balances and disclosing information.

Annual periods beginning on or after January 1, 2016.
IFRS 15: Revenue from Contracts with Customers

This new standard applies to all contracts with customers except leases, financial instruments and insurance contracts. Its purpose is to make financial information more comparable, and it provides a new model for revenue recognition and more detailed requirements for contracts with multiple obligations. It also requires more itemized information. This standard will replace IAS 11 and IAS 18 as well as their interpretations (IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31).

Annual periods beginning on or after January 1, 2017.

Standards, Interpretations and Amendments	Aplicación obligatoria para:

Amendment to IAS 19: Employee Benefits

The purpose of this amendment is to simplify the accounting for contributions from employees or third parties that are not determined on the basis of an employee’s years of service, such as employee contributions calculated according to a fixed percentage of salary.

Annual periods beginning on or after July 1, 2014.

Improvements to IFRS (Cycles 2010-2012 and 2011-2013)

These are a set of improvements that were necessary, but not urgent, and that amend the following standards: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24, IAS 38 and IAS 40.

Annual periods beginning on or after July 1, 2014.

Amendment to IFRS 11: Joint Arrangements

This amendment states that the accounting standards contained in IFRS 3 and other standards that are pertinent to business combinations accounting must be applied to the accounting for acquiring an interest in a joint operation in which the activities constitutes a business.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendment to IAS 16 explicitly forbids the use of revenue-based depreciation for property, plant and equipment. The amendment to IAS 38 introduces the rebuttable presumption that, for intangible assets, the revenue-based amortization method is inappropriate and establishes two limited exceptions.

Annual periods beginning on or after January 1, 2016.
Improvements to IFRS (Cycles 2012-2014) These are a set of improvements that were necessary, but not urgent, and that amend the following standards IFRS 5, IFRS7, IAS19 and IAS 34.	Annual periods beginning on or after January 1, 2016.

Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 and IAS 28 relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 27: Equity Method in Separate Financial Statements

This improvement allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The objective of the improvement is to minimize the costs associated with complying with the IFRS, particularly for those entities applying IFRS for the first time, without reducing the information available to investors.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 1: Disclosure Initiative

The IASB has issued amendments to IAS 1 as part of its principal initiative to improve the presentation and disclosure of information in financial statements. These amendments are designed to assist companies in applying professional judgment to determine what type of information to disclose in their financial statements.

Annual periods beginning on or after January 1, 2016.

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IFRS 10, IFRS 12 and IAS 28: Investment Entities, Application of the Consolidation Exception

The modifications, which have a restricted scope, introduce clarifications to the requirements for the accounting of investment entities. The modifications also provide relief in some circumstances, which will reduce the costs of applying the Standards.

Annual periods beginning on or after January 1, 2016.

The Group is assessing the impact of applying IFRS 9 and IFRS 15 from the date it goes into effect. In Management’s opinion, the application of the other standards and amendments pending application is not expected to have a significant effect on the consolidated financial statements of Enersis and its subsidiaries.

2.3   Responsibility for the information, judgments and estimates provided

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards, as issued by the IASB, have been fully implemented.

In preparing the consolidated financial statements, certain judgments and estimates made by the Company’s Management have been used to quantify some of the assets, liabilities, income, expenses and commitments recorded in the statements.

The most important areas that have required professional judgment are:

-

In a service concession agreement, the decision as to whether a principal controls or regulates which services the operator should provide, to whom and at what price. These are essential details when applying IFRIC 12 (see Note 3.d.1).

-	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.e).

-	The hierarchy of information used to value assets and liabilities measured at fair value (see Note 3.h)

The estimates refer basically to:

-	The valuations performed to determine the existence of impairment losses among assets and goodwill (see Note 3.e).

-	The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary raises, etc. (see Notes 3.m.1 and 25).

-	The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.d).

-	The assumptions used to calculate the fair value of financial instruments (see Notes 3.g.5 and 22).

-	Energy supplied to customers whose meter readings are pending.
-

Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recorded in the statements (see appendix 6.2).

-	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.m).

-	Future disbursements for the closure of facilities and restoration of land, as well as the discount rates to be used (see Note 3.a).

-

The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these consolidated financial statements (see Note 3.p).

-	The fair values of assets acquired and liabilities assumed, and any pre-existing interest in the company acquired in a business combination.

Although these judgments and estimates have been based on the best information available on the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent periods. This change would be made prospectively, recognizing the effects of such a judgment or estimation change in the corresponding future consolidated financial statements.

2.4   Subsidiaries

Subsidiaries are defined as entities controlled either directly or indirectly by Enersis. Control is exercised if, and only if, the following conditions are met: Enersis has i) power over the subsidiary; ii) exposure or rights to variable returns from these companies; and iii) the capacity to use power to influence the amount of these returns.

Enersis has power over its subsidiaries when it holds the majority of the substantive voting rights or, should that not be the case, when it has rights granting it the present capacity to direct the entities’ relevant activities, that is, the activities that significantly affect the subsidiary’s results.

The Group will reassess whether it has control of a subsidiary if the facts and circumstances indicate that changes have taken place in one or more of the aspects of control mentioned above.

Appendix 1 of these consolidated financial statements, entitled Enersis Group Companies, describes the relationship of Enersis with each of its subsidiaries.

2.4.1   Changes in the scope of consolidation

On December 30, 2014, Inmobiliaria Manso de Velasco Ltda., a subsidiary of Enersis, completed the sale of all of its direct and indirect shareholdings in the companies Construcciones y Proyectos Los Maitenes SA and Aguas Santiago Poniente SA. The selling price of these shares was ThCh$57,173,143, which was received in cash on the same date (see note 32).

The elimination of Maitenes SA and Aguas Santiago Poniente SA from the Enersis Group’s scope of consolidation brought about a decrease in the consolidated statement of financial position of ThCh$54,845,853 in current assets, ThCh$12,822,077 in non-current assets, and ThCh$1,393,348 in current liabilities; there was no effect on non-current liabilities.

During the first half of 2014, the company Inversiones GasAtacama Holding Limitada entered the Enersis Group’s scope of consolidation as a result of Endesa Chile S.A.’s acquisition of a 50% stake in that company on April 22, 2014 (see Note 5).

By virtue of this operation, the following companies became subsidiaries of the Group: Inversiones GasAtacama Holding Limitada, GasAtacama S.A., GasAtacama Chile S.A., Gasoducto TalTal S.A., Progas S.A., Gasoducto Atacama Argentina S.A., Atacama Finance Co., GNL Norte S.A. and Energex Co.

The entry of GasAtacama Holding Limitada into the Enersis Group’s scope of consolidation brought about an increase in the consolidated statement of financial position of ThCh$198,924,289 in current assets, ThCh$221,471,415 in non-current assets, ThCh$69,989,919 in current liabilities, and ThCh$35,672,488 in non-current liabilities.

The following companies entered the Enersis Group’s scope of consolidation in 2013: Generalima S.A.C., Eléctrica Cabo Blanco S.A.C., Empresa Eléctrica de Piura S.A., Endesa Cemsa S.A., Inversora Dock Sud S.A. and Central Dock Sud S.A. They were all brought in by Endesa S.A. as part of the capital increase carried out by Enersis in March 2013 (see Notes 6 and 26.1.1).

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

2.4.2   Consolidated companies with an ownership interest of less than 50%

Although the Group holds, directly or indirectly, a 48.48% interest in the companies Comercializadora de Energía S.A. (Codensa) and Empresa Generadora de Energía Eléctrica S.A. (Emgesa), they are considered subsidiaries since Enersis exercises control over the entities through contracts or agreements with shareholders, or as a consequence of their structure, composition and shareholder classes. The Group holds 57.15% and 56.43% of the voting shares of Codensa and Emgesa, respectively.

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

Significant influence is having the power to influence the financial and operational policy decisions of the associated company without having either sole or joint control over these policies. In general, significant influence is assumed to be those cases in which the Group has an ownership interest of over 20% (see Note 3.i).

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified as:

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

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.

At the date the parent takes control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interest exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss for the period after reevaluating whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, the Group chooses whether to value the non-controlling interests in an acquired company at fair value or at the proportional share of the net identifiable assets acquired.

If is impossible to determine the fair value of all assets acquired and liabilities assumed at the acquisition date, the Group reports the provisional values recorded. During the measurement period, which sall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively and additional assets or liabilities will be recognized to reflect new information obtained on events and circumstances that existed on the acquisition date, but which were unknown to the management at that time.

For business combinations carried out in stages, the fair value of the stake previously held in the acquired company’s equity is measured on the date of acquisition and any profit or loss is recognized in the results for that fiscal year.

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

d.

Exchange differences arising in the conversion of financial statements are recognized in the item “Foreign currency translation gains (losses)” within the consolidated statement of comprehensive income: Other comprehensive income (see Note 26.2).

4.	Balances and transactions between consolidated companies were completely eliminated in the consolidation process.

5.

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

6.

Business combinations under common control are recorded using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same book value at which they were recorded in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between the assets and liabilities contributed to the consolidation and the compensation given is recorded directly in Net equity as a debit or credit to Other reserves. The Group does not apply retrospective accounting records of business combinations under common control.

3.	ACCOUNTING CRITERIA APPLIED

The main accounting policies used in preparing the accompanying consolidated financial statements were the following:

a)	Property, plant and equipment

Property, plant and equipment are valued at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

-

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds twelve months. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranged between 7.5% and 10.8% as of December 31, 2014 (7.25% and 9.31% as of December 31, 2013). The amount capitalized for this concept amounted to ThCh$56,918,667, ThCh$30,325,539 and ThCh$26,477,369 during the fiscal years ended December 31, 2014, 2013 and 2012, respectively (see Note 33).

-

Employee expenses directly related to construction in progress. The amounts capitalized under this concept for the periods ended December 31, 2014, 2013 and 2012 were ThCh$65,229,258, ThCh$48,087,586 and ThCh$32,925,771, respectively.

-

Future disbursements that Endesa Chile will have to make to close their facilities are incorporated into the value of the asset at fair value, recording in the accounting the corresponding provision for dismantling or restoration. Endesa Chile reviews its estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 24).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost basis for the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recorded as an increase in value for the respective assets, derecognizing the replaced or overhauled components.

Expenses for periodic maintenance, conservation and repair are recorded directly in income as an expense for the year in which they are incurred.

The Company, based on the outcome of impairment testing explained in Note 3.e), considers that the book value of assets does not exceed their net recoverable value.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the companies expect to use the assets. Useful life estimates and residual values are, at least once a year, reviewed and if appropriate adjusted prospectively.

The following are the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful life
Buildings	22 - 100
Plant and equipment	3 - 85
IT equipment	3 - 15
Fixtures and fittings	5 - 21
Motor vehicles	5 - 10
Other	2 - 33

Additionally, the following provides greater detail on the useful lives of plant and equipment items:

Years of estimated useful life
Generating facilities:
Hydroelectric plants
Civil engineering works	35-65
Electromechanical equipment	10-85
Fuel oil/coal-fired power plants	25-40
Combined cycle plants	10-35
Renewable energy power plants	35
Transmission and distribution facilities:
High-voltage network	10-80
Low- and medium-voltage network	7-62
Measuring and remote control equipment	3-76
Other facilities	4-25
Natural gas transport facilities
Pipelines	35

Land is not depreciated since it has an indefinite useful life.

Regarding the administrative concessions held by the Group’s electric companies, the following lists the periods remaining until expiration for the concessions that do not have an indefinite term:

Concession holder and operator	Country	Year concession started	Concession term	Period remaining to expiration

Empresa Distribuidora Sur S.A. - Edesur (Distribution)	Argentina	1992	95 years	73 years

Hidroeléctrica El Chocón S.A. (Generation)	Argentina	1993	30 years	9 years

Transportadora de Energía S.A. (Transmission)	Argentina	2002	85 years	73 years

Compañía de Transmisión del Mercosur S.A. (Transmission)	Argentina	2000	87 years	73 years

Central Eléctrica Cachoeira Dourada S.A. (Generation)	Brazil	1997	30 years	13 years

Central Generadora Termoeléctrica Fortaleza S.A (Generation)	Brazil	2001	30 years	17 years

Compañía de Interconexión Energética S.A. (CIEN - Line 1)	Brazil	2000	20 years	6 years

Compañía de Interconexión Energética S.A -(CIEN - Line 2)	Brazil	2002	20 years	8 years

To the extent that the Group recognizes assets as Property, plant and equipment, they are amortized over their economic life or the concession term, whichever is shorter. Any required investment, improvement or replacement made by the Group is considered in the impairment test to Property, plant, and equipment as a future contractual cash outflow that is necessary to obtain future cash inflow.

The Group’s management evaluated the specific contract terms of each of the aforementioned concessions, which vary by country, business activity and jurisprudence, and concluded that, with the exception of CIEN, there are no determining factors indicating that the grantor, which in every case is a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for services. These requirements are essential for applying IFRIC 12, an interpretation that establishes how to record and value certain types of concessions (see Note 3.d.1 for concession agreements within the scope of IFRIC 12).

On April 19, 2011, the subsidiary CIEN successfully completed the change in business model. Under the new agreement, the Government continues to control the infrastructure, but CIEN receives fixed payments, which puts it on an equal footing with a public transmission concession (with regulated prices).

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

The breakdown of the fair value of investment property is detailed in Note 18.

c)	Goodwill

Goodwill arising from business combinations and reflected in the consolidation represents the excess value of the consideration paid plus the value of any non-controlling interest over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If goodwill is finally determined as existing in the financial statements the year following the acquisition, the prior year’s accounts, which are presented for comparison purposes, are modified to include the value of the assets acquired and liabilities assumed and the value of the definitive goodwill from the acquisition date.

Goodwill generated from acquiring companies with functional currencies other than the Chilean peso is valued in the functional currency of the acquired company and converted to Chilean pesos using the exchange rate in effect as of the date of the statement of financial position.

Goodwill is not amortized; instead, at each period end or when indicators so suggest, the Company estimates whether any impairment has reduced its recoverable value to an amount less than the net recorded cost and, if so, it immediately adjusts for impairment (see Note 3.e).

d)	Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently valued at their cost, net of their accumulated amortization and of the impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful life, starting from the time that they are in usable condition, except for those with an indefinite useful life, which are not amortized. As of December 31, 2014 and 2013, there were no significant amounts in intangible assets with an indefinite useful life.

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

If both of the above conditions are met simultaneously, the consideration received by the Group for the infrastructure construction is recognized at its fair value, as either an intangible asset when the Group receives the right to charge users of the public service, as long as these charges are conditional on the degree to which the service is used; or as a financial asset when the Group has an unconditional contractual right to receive cash or another financial asset directly from the grantor or from a third party. The Group recognizes the contractual obligations assumed for maintenance of the infrastructure during its use, or for its return to the grantor at the end of the concession agreement within the conditions specified in the agreement, as long as it does not involve an activity that generates income, in accordance with the Group’s provision accounting policy (see Note 3.m).

Finance expenses attributable to the concession agreements are capitalized based on criteria established in Note 3 a) above, provided that the Group has a contractual right to receive an intangible asset. No finance expenses were capitalized during the years ended December 31, 2014, 2013 and 2012.

Additionally, during the fiscal years ended December 31, 2014, 2013 and 2012, employee expenses directly attributable to construction in progress amounting to ThCh$12,046,728, ThCh$13,877,942 and ThCh$15,741,611 respectively, were capitalized.

The Enersis subsidiaries that have recognized an intangible asset from their service concession agreements are the following:

Concession holder and operator	Country	Year concession started	Concession term	Period remaining to expiration

Ampla Energía e Serviços S.A. (*) (Distribution)	Brazil	1996	30 years	12 years

Companhia Energética do Ceará S.A. (*) (Distribution)	Brazil	1997	30 years	13 years

(*) Given that part of the rights acquired by our subsidiaries are unconditional, an available-for-sale financial asset has been recognized for the sale (see Notes 3.g.1 and 8).

    d.2) Research and development expenses

The Group recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical viability and economic returns are reasonably assured.

Expenditures on research activities are recognized as an expense in the period in which they are incurred. These expenses amounted to ThCh$1,894,105, ThCh$1,996,818 and ThCh$2,298,344, for the fiscal years ended December 31, 2014, 2013 and 2012 respectively.

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

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater amount between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of Property, plant, and equipment, as well as of goodwill, and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate the value in use, the Group prepares future cash flow projections, before tax, based on the most recent budgets available. These budgets incorporate management’s best estimates of CGUs’ revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country. At the end of 2014 and 2013, projections were extrapolated from the following rates:

Country	Currency	Growth rates (g)
		2014	2013

Chile	Chilean peso	2.2% - 5.0%	2.2% - 5.3%

Argentina	Argentine peso	6.9% - 7.7%	8.6% - 9.0%

Brazil	Brazilian real	5.0% - 5.9%	5.1% - 6.1%

Peru	Peruvian nuevo sol	3.4% - 4.4%	3.6% - 4.6%

Colombia	Colombian peso	4.3% - 5.3%	4.3% - 5.3%

These flows are discounted to calculate their current value at a before-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The current cost of money and the risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate this value.

The following are the before-tax discount rates applied in 2014 and 2013 expressed in nominal terms:

Country	Currency	2014		2013
		Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	7.9%	13.0%	7.8%	16.3%
Argentina	Argentine peso	23.3%	38.9%	39.2%	44.4%
Brazil	Brazilian real	9.7%	22.7%	9.0%	18.8%
Peru	Peruvian nuevo sol	7.3%	14.3%	7.3%	13.9%
Colombia	Colombian peso	8.0%	13.3%	8.5%	14.2%

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

Impairment losses recognized for an asset in prior periods are reversed when there are indications that this loss no longer exists or may have decreased, thus increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, adjustments that would have been made are not reversible.

    e.2) Financial assets

The following procedure is used to determine the need to adjust financial assets for impairment:

-     In the case of commercial assets in the electricity generation and transmission segments, as well as in the distribution segment, the Group’s policy is to record impairment provisions based on the age of past-due balances. This is the policy generally applied except in cases where a specific collectability analysis is recommended, such as in the case of receivables from publically-owned companies (see Note 9).

-     In the case of receivables of a financial nature, impairment is determined on case-by-case basis. As of the date of issuance of these consolidated financial statements, the Company had no significant overdue non-commercial financial assets (see Notes 8 and 22).

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

In the case of operating leases, payments are recognized as expenses in the case of the lessee and as income in the case of the lessor, both on a straight-line basis, over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

g)	Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one company and a financial liability or equity instrument in another company.

g.1) Financial assets other than derivatives

The Group classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using the equity method (see Note 14) and those held for sale, into four categories:

-

Trade and other receivables and Accounts receivable from related companies: These are recorded at amortized cost, which is the initial fair value less principal repayments made, plus accrued and uncharged interest, calculated using the effective interest method.

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

-

Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories. They are almost all financial investments in equity instruments and financial assets in accordance with IFRIC 12 “Service Concession Arrangements” (see Note 8).

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

In order to calculate the fair value of debt, both in the cases when it is recorded in the statement of financial position and for fair value disclosure purposes as seen in Note 22, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been valued by discounting expected future cash flows with a market interest rate curve based on the payment currency.

g.4) Derivative financial instruments and hedge accounting

Derivatives held by the Group are primarily transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value as of the date of the statement of financial position as follows: if their fair value is positive, they are recorded within “Other financial assets”; and if their fair value is negative, they are recorded within “Other financial liabilities.” For derivatives on commodities, the positive value is recorded in “Trade and other receivables,” and negative values are recorded in “Trade and other liabilities.”

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

As a general rule, long-term commodity purchase or sale agreements are recorded in the consolidated statement of financial position at their fair value as of period end, recording any differences in value directly in income, except when all of the following conditions are met:

-

The sole purpose of the agreement is for the Group’s own use, which is understood, in the case of fuel purchase agreements, as fuel to be used to generate electricity; in the case of electrical energy purchased for sale, as electricity to be sold to the end user; and in the case of electricity sales, it is understood as sales to the end user.

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

g.5) Fair value of derivative instruments

The fair value of the various derivative financial instruments is calculated as follows:

-	For derivatives traded on an active market, by its quoted price as of year-end.

-

The Group values derivatives not traded on active markets by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of year-end. It also adjusts the value according to its own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself.

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

g.7) Offsetting financial assets and liabilities.

The Group offsets financial assets and liabilities and the net amount is presented in the statement of financial position only when:

-	There is a legally enforceable right to offset the recognized amounts; and

-	There is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

h)	Measurement of fair value

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an organized transaction between participants on the market on the date of measurement.

Fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market, namely, the market with the highest transaction volume for that asset or liability. In the absence of a principal market, it is assumed that the transaction is carried out in the most advantageous market available to the entity, namely, the market that maximizes the amount that would be received on selling the asset or minimizes the amount that would be paid on transferring the liability.

To determine fair value, the Group uses valuation techniques that are appropriate for the circumstances and for which there are sufficient data to conduct the measurement. The Group maximizes the use of relevant observable data and minimizes the use of unobservable data.

Considering the hierarchy of the data used in these valuation techniques, the assets and liabilities measured at fair value can be classified into the following levels:

Level 1:	Quoted price (unadjusted) in active markets for identical assets or liabilities;

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and hypotheses used to determine the fair values at Level 2 by type of financial asset or financial liability take into consideration estimated future cash flows discounted at zero coupon interest rate curves for each currency. All the valuations described are carried out using external tools such as “Bloomberg”; and

Level 3:	Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

-

For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset to the maximum of its potential or by selling it to another market participant which would use the asset to the maximum of its potential;

-

For liabilities and equity instruments, the fair value assumes that the liability is not settled and equity instrument is not canceled, or otherwise extinguished at the measurement date. The fair value of the liability reflects the effect of default risk, namely, the risk that an entity will not fulfill the obligation, which includes but is not limited to, the company’s own credit risk;

-

In the case of financial assets and financial liabilities that have balanced positions with respect to market risk or credit risk with a counterparty, it is possible to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure on the measurement date.

i)	Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recorded using the equity method.

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

Goodwill from the associate or joint venture is included in the book value of the investment. It is not amortized but is subject impairment testing as part of the overall investment carrying value when there are indicators of impairment.

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

j)	Inventories

Inventories are valued at their weighted average acquisition price or the net realizable value, whichever is lower.

k)	Non-current assets held for sale and discontinued operations

The Group classifies the following as “Non-current assets held for sale”: property, plant and equipment; intangible assets; investments accounted for using the equity method, joint ventures, and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets), if, as of the date of the consolidated financial statements, the Group has taken active measures for their sale and estimates that such a sale is highly probable.

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

l)	Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and valued at acquisition cost.

The gains and losses from the disposal of treasury shares are recorded directly in “Equity – Retained earnings”, without affecting the profit or loss for the fiscal year. As of December 31, 2014, there are no treasury shares, and no transactions with treasury shares were conducted during fiscal years 2014 and 2013.

m)	Provisions

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

m.1) Provisions for post-employment benefits and similar obligations

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

Actuarial gains and losses arising in the measurement of both the plan liabilities and the plan assets, including the limit in IFRIC 14, are recognized directly within “Other comprehensive income”.

Contributions to defined contribution benefit plans are recognized as an expense in the consolidated statement of comprehensive income when the employees have rendered their services.

n)	Conversion of balances to foreign currency

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

o)	Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations, and those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

Should the Company have any obligations that mature in less than twelve months but can be refinanced over the long term at the Company’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations could be classified as long-term liabilities.

p)	Income taxes

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

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of tax credits. This is the case unless the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability that:

-	Did not arise from a business combination, and

-	At initial recognition affected neither accounting profit nor taxable profit (loss).

In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from valuing investments in subsidiaries, associates and joint ventures in which the Group can control their reversal and where it is likely that they will not be reversed in the foreseeable future.

Current tax and changes in deferred tax assets or liabilities are recorded in the statement of net income or in Total equity within the statement of financial position, depending on where the gains or losses that triggered these tax entries have been recognized.

Any deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when doubts exist about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as grants.

At each accounting period close, the Company reviews the deferred taxes it has recorded, both assets and liabilities, and makes any necessary corrections based on the results of this analysis.

Deferred tax assets and deferred tax liabilities are offset in the statement of financial position if regulations allow current tax assets to be offset with current tax liabilities, and only when the deferred taxes are related to income taxes payable to the same tax authority.

q)	Revenues and expense recognition

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Group’s ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity that is not related to contributions from equity participants and that these benefits can be measured reliably.

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction, the following criteria for recognition are taken:

-

Generation and transmission of electricity: revenue is recorded according to the physical delivery of energy and power, at prices established in the respective contracts, at prices stipulated in the electricity market by applicable regulations or at marginal cost determined on the spot market, as the case. This revenue includes an estimate of the service provided and not billed until the closing date (see Note 2.3).

-

Distribution of electricity: revenue is recorded as a function of the amount of energy supplied to customers during the period, at prices established in the respective contracts or at prices stipulated in the electricity market by applicable regulations, as the case. This revenue includes an estimate of the energy supplied not yet read the meters customer (see Note 2.3).

Revenue is recognized based on the economic substance of the transaction and are recognized when all are met and each of the following conditions:

-	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

-	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

-	the amount of revenue can be measured reliably;

-	it is probable that the economic benefits associated with the transaction will flow to the entity; and

-	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

In arrangements under which the Group will perform multiple revenue-generating activities (multiple-element arrangement), the recognition criteria are applied to the separately identifiable components of the transaction in order to reflect the substance of the transaction or to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.

Revenue associated with the rendering of services is only recognized if it can be estimated reliably, based on the stage of completion of the service rendered at the date of the statement of financial position.

The Group excludes from the revenue figure gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own activity.

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

Expenses are recognized on an accruals basis, immediately in the event of expenditures that do not generate future economic benefits or when not meet the requirements for recording them as assets.

r)	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of the Parent Company (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period, excluding the average number of shares of the Parent Company held by the Group, if any.

During the 2014, 2013 and 2012 fiscal years, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

s)	Dividends

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

As it is practically impossible to achieve a unanimous agreement given Enersis’ highly fragmented share capital, as of the end of each year the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the fiscal year, and then accounted for in “Trade and other current payables” and “Accounts payable to related companies,” as appropriate, and charged to Equity.

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

The cash flow statement reflects changes in cash and cash equivalents that took place during the period, determined with the direct method. It uses the following expressions and corresponding meanings:

-	Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

-	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.	SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

4.1 Regulatory framework:

Chile

The electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining, whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law), as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and the Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (ChCNE), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy, (Centro de Energías Renovables - CER), which in November 2014 was replaced by the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables - CIFES). The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical viewpoint, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (SIC), the Sistema Interconectado del Norte Grande (SING), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km. A law was passed on January 8, 2014, which will allow the SIC to be connected to the SING.

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

Under the Chilean Electricity Law, companies engaged in generation and transmission on an interconnected electrical grid must coordinate their operations through a centralizing operating agent, the Centro de Despacho Económico de Carga (CDEC), in order to operate the system at minimum cost while maintaining a reliable service. For this reason, the CDEC plans and operates the system, including the calculation of the so-called “marginal cost,” which is the price assigned to energy transfers among power generating companies.

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

A power generating company may have the following types of customers:

(i) Distribution companies that supply power to regulated customers: This distribution is to residential and commercial consumers and small and medium-size businesses with a connected capacity equal to or less than 500 kW located in the concession area of a distribution company. Customers that consume from 500 kW to 2,000 kW1 may choose to be regulated or unregulated clients. Until 2009, the transfer prices between generators and distribution companies for supplying power to regulated customers were capped at a maximum value called the node price, which is regulated by the Ministry of Energy. Node prices are set every six months, in April and October, based on a report prepared by the CNE that takes into account projections of expected marginal costs in the system over the next 48 months for the SIC and 24 months for the SING. Beginning in 2010, and as the node price contracts begin to expire, the transfer prices between generators and distributors is being replaced by the results of regulated bidding processes, with a price cap set by the authority every six months.

(1) At the end of 2014, a legal amendment to the articles of the electricity law is going through Congress. One of the modifications involves raising the limit from 2,000 to 5,000 kW.

(ii) Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity of over 2,000 kW (see footnote N° 1). These consumers can freely negotiate prices for electrical supply with generators and/or distributors. Customers with capacity between 500 and 2,000 kW (see footnote N° 1 above), as indicated in the preceding paragraph, have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum stay of at least four years under each pricing system.

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

On May 15, 2014, the Minister of Energy presented the “Energy Agenda,” a document outlining general guidelines for the energy policy of the new government.

On September 29, 2014 a Tax Reform was approved which emphasizes the creation of so-called green tax to be levied on air emissions of particulate matter (PM), nitrogen oxides (NOx), sulfur dioxide (SO2) and carbon dioxide (CO2). The tax will be US$5/ton for CO2 emissions.

Argentina

Argentina has shown signs of intervention in the electricity market since the crisis of 2002. Under the previous regulations, generators sold to distributors at prices obtained from centralized calculations of the average spot market price. The distributers’ purchase price was the average price forecast for the next six months, called the Seasonal Price (Precio Estacional). Any differences between the Seasonal Price (the purchase price) and the actual spot price (the selling price) was charged to the Seasonal Fund (Fondo Estacional) managed by the Electricity Wholesale Market Administration Company (CAMMESA - Compañía Administradora del Mercado Mayorista Eléctrico).

However, after the 2002 crisis, the authorities changed the price-setting criteria, bringing the marginal pricing system to an end. First, marginal prices were calculated without taking into consideration the natural gas shortages. In effect, despite the fact that generation is dispatched on the basis of the fuels actually used, Resolution SE 240/2003 establishes that the marginal price is to be calculated taking into consideration all of the generation units as if there were no restrictions in effect on natural gas supplies. In addition, the expense of water is not included in the calculations if its opportunity cost is higher than the cost of generating power with natural gas. Second, it established a spot price ceiling of Ar$120/MWh. However, CAMMESA pays the actual variable costs of the thermal plants that run on liquid fuels through the Temporary Dispatch Cost Overruns program.

In addition, as the dollarized economy was devalued and went back to the Argentine peso, payment for capacity fell from US$10 to Ar$10 per MWh. Capacity payments have subsequently risen slightly, to Ar$12 pesos.

Additionally the freezing of prices paid by distributors caused a gap in relation to actual generation costs, resulting in various types of special agreements for recovering costs, in accordance with regulations in force.

It was in this context that the government announced in 2012 its plan to change the current regulatory framework for one based on an average cost scheme.

Resolution 95/2013 was published in March of 2013, significantly changing the system for generators’ remunerations and setting new prices for capacity depending on the type of technology used and availability. It also set new values for paying for non-fuel variable costs, as well as additional remuneration for energy generated.

In May 2013, the Group’s generating companies (Endesa Costanera and Hidroeléctrica El Chocón) accepted the terms of Resolution SE 95/2013.

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

In principle, commercial management and fuel dispatch will be in the hands of CAMMESA; Terminal Market agreements cannot be extended or renewed, and large users, once their respective contracts are up, must purchase their supply from CAMMESA. However, the Energy Secretariat, in Note SE 1807/13, gave generators the opportunity to express their intention to continue handling collections for their entire contract portfolio, thus ensuring a certain amount of cash flow and a continuing relationship with the customer.

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

Through Resolution 529/2014, the Energy Secretariat updated generators’ remuneration, which had been in effect since they were set in February 2013 under Resolution 95/2013. The new resolution increased recognition of fixed costs for combined cycle and large hydroelectric plants by 25%, and adjusted variable costs by 41% for thermal plants and 25% for hydroelectric plants. A new variable remuneration was set for biodiesel-fired plants. The additional remuneration increased 25% for thermal plants, and a new charge of Ar$21/MWh was set for one-time maintenance for combined cycle and Ar$24/MWh for other thermal generation plants. The resolution is retroactive to February 2014.

Brazil

Legislation in Brazil allows the participation of private capital in the electricity sector, upholds free competition among companies in electricity generation, and defines criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in free competition.

Based on the contract requirements as stated by distribution companies, the Ministry of Energy has been involved in planning the expansion of the electricity system, setting capacity quotas by technology on the one hand and, on the other, promoting separate tender processes for thermal, hydraulic or renewable energies, or directly holding tender processes for specific projects. The operation is being coordinated in a centralized fashion in which one independent operator coordinates centralized load dispatch based on variable production costs and seeks to guarantee to meet demand at the minimum cost for the system. The price at which transactions take place on the spot market is called the Difference Liquidation Price (Precio de Liquidación de las Diferencias, PLD), which takes into account the players’ aversion to risk.Generation companies sell their energy on the regulated or unregulated market through contracts, and they trade their surpluses or deficits on the spot market. The free market is aimed at large users, with a limit of 3,000 kW or 500 kW if they purchase energy produced with renewable resources.

In the unregulated market, suppliers and their clients directly negotiate energy purchase conditions. In the regulated market, in contrast, where distribution companies operate, energy purchases must go through a tender process coordinated by the National Electricity Agency (ANEEL). In this way, the regulated purchase price used in the determination of tariffs to end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy contemplate long-term generation contracts in which new generation projects must cover the growth of demand foreseen by distributors. The open bids for existing energy consider shorter contractual terms and seek to cover the distributors’ contractual needs arising from the expiry of prior contracts. Each bidding process is coordinated centrally. Authorities set maximum prices and, as a result, contracts are signed where all distributors participating in the process buy pro rata from each offering generator.

On November 25, 2014, the ANEEL approved the new PLD limits for 2015. The maximum limits (decreased from R$823 to R$388/MWh) and the minimum (increased from R$16 to R$30/MWh). The decision was the result of extensive debate, which began with Public Consultation number 09/2014 and later with Public Hearing number 54/2014.

The main effect of the new limit is to reduce the financial impact for distributors of potential future risks when contracting energy on the spot market, as in 2014 the spot price was at its maximum for much of the year. The new maximum price also mitigates the risk of unrecoverable economic and financial losses for generators, when production is below contract values. However, the possibility of selling excess energy at higher prices decreases. Currently generators can divide their excess energy across the months of the year, to boost their revenues by allocating more energy to those months where higher prices are expected, as the ceiling is lower.

These regulatory mechanisms ensure the creation of regulatory assets, whose rate adjustment for deficits in 2014 will take place in the tariff adjustments starting in 2015 (March for Ampla and April for Coelce). This mechanism has existed since 2001, and is called the Compensation Clearing Account - Part A (Cuenta de Compensación de Valores – Parte A, “CVA”).

On December 10, 2014 an addendum was signed to the concession contract for distributors in Brazil (Ampla and Coelce), which allows these regulatory assets (CVA’s and others) to be included in indemnizable assets at the end of the concession, and if this is not possible over time, it allows compensation through tariffs.

Colombia

The Public Utility Law (Ley de Servicios Públicos Domiciliarios, Law 142) and the Electricity Law (Ley Eléctrica, Law 143) were passed in 1994 establishing the new framework ordered by the Constitution. These laws set out the general criteria and policies that are to govern public utility service provision in the country, as well as the procedures and mechanisms for regulating, monitoring and overseeing them.

The Electricity Law puts the constitutional focus into practice, regulating the generation, transmission, distribution and sale of electricity, creating the market and competitive environment, strengthening the industry and setting the boundaries for government intervention. Taking into account the nature of each activity or business, general guidelines were established for developing the regulatory framework, creating and implementing the rules that would allow for free competition in the power generation and sales industries, while the directives for the transmission and distribution industries were geared toward treating these activities as monopolies while seeking out competitive conditions wherever possible.

The main institution in the electricity sector is the Mining and Energy Ministry, whose Mining Energy Planning Unit, (Unidad de Planeación Minero Energética, UPME) draws up the national Energy Plan and the Generation and Transmission Expansion Plan. The Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas, CREG) and the Public Service Superintendency (Superintendencia de Servicios Públicos, SSPD) regulate and oversee, respectively, the companies in the industry, and the Superintendency of Industry and Commerce is the national authority for free trade protection issues.

The electricity industry operates on the basis of electricity-selling companies and the large consumers being able to buy and sell energy through bilateral contracts or on a short-term energy exchange market, called the energy exchange, that operates freely according to supply and demand conditions. In addition, long-term auctions of Firm Energy within a Reliable Charge scheme are carried out to promote the expansion of the system. The market is operated and administered by XM, which is in charge of the National Dispatch Center (Centro Nacional de Despacho, CND), and the Commercial Interchange System Manager (Administrador del Sistema de Intercambios Comerciales, ASIC).

Peru

The Electricity Concessions Law and its regulations, the Law to Ensure Efficient Development of Electricity Generation (Law 28,832), the Electricity Industry Antimonopoly and Oligopoly Law, the Technical Standard for Electricity Service Quality, the Environmental Protection Regulations for Electricity Activities, the Law Creating the Energy and Mining Investment Supervisory Agency (Osinergmin) and its regulations, and the Regulations for Unregulated Electricity Users all comprise the main legislation in the regulatory framework for doing business in the power industry in Peru.

Law 28,832, whose purpose is to ensure enough efficient power generation to reduce the risk of price volatility and rationing, promotes the establishment of market prices based on competition, planning and ensuring a mechanism that guarantees expansion of the transmission grid, and also allows Large Unregulated Users and Distributors to participate in the short-term market. Accordingly, the law promotes tender processes for long-term power supply contracts at firm prices in order to encourage investment in efficient generation and contracts with distribution companies. Distribution companies must begin the tender processes at least three years ahead of time in order to keep Regulated Users’ demand covered.

Expansion in transmission must be planned through a binding Transmission Plan drawn up by the COES SINAC and approved first by the Osinergmin and then by the Energy and Mining Ministry. There are two types of system: a) the Guaranteed Transmission System, which is paid for by the demand; and b) the Complementary Transmission System, which is financed jointly by the generation companies and by the demand.

The purpose of the COES SINAC is to coordinate operations at the lowest possible cost while ensuring a reliable system and the best use of energy resources, to plan transmission and to manage the short-term market. It is made up of generation, transmission and distribution companies and Large Unregulated Users (those with demand of 10 MW or higher) who belong to the National Interconnected Grid (Sistema Eléctrico Interconectado Nacional).

Generation companies may sell their power to: (i) Distribution companies through tender contracts or regulated bilateral contracts; (ii) Unregulated clients; and (iii) the spot market, where surplus energy is traded among generation companies. Generation companies are also paid for the firm capacity they contribute to the system regardless of their dispatch.

Peru’s spot price, given the definition of its ideal marginal cost, does not necessarily reflect the costs in the system, as it does not consider the current shortages in the natural gas and electricity transport system. Furthermore, it sets a ceiling price for the market. This was established in an emergency regulation in 2008 (Emergency Decree 049 of 2008) that will remain in effect at least until the end of 2016.

Non-Conventional Renewable Energy

-

In Chile, Law 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (NCRE). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from year 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of power supplied will be generated by NCRE. It does not change the previous law’s plan for supplying power under agreements in effect in July 2013.

-

In Brazil, the ANEEL holds auctions by technology considering the expansion plan set by the EPE, the planning agency, so that the target amount set for non-conventional renewable energy capacity is met.

-

In Colombia, Law 697 was issued in 2001 by the Program for the Rational and Efficient Use of Energy and Other Forms of Non-Conventional Energy (Programa de Uso Racional y Eficiente de la Energía y demás formas de Energías No Convencionales - PROURE). Subsequently, indicative targets were defined for non-conventional renewable energy of 3.5% for 2015 and 6.5% for 2020. Law 1715 was enacted in 2014, which created a legal framework for the development of non-conventional renewable energy, in which guidelines for declarations of public interest, as well as tax, tariff and accounting incentives were established. The competent authorities are expected to develop detailed regulations supporting this Act during 2015.

-	In Peru, a target of 5% has been set as the NCRE’share in the country’s energy system. It is a nonbinding target and the regulatory agency, the Osinergmin, holds differential auctions by technology to help reach the goal.

Limits on integration and concentration

In general, all of the countries have legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulators allow the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. In Argentina, Chile and Colombia there are specific restrictions if generation or distribution companies want to become majority shareholders in transmission companies.

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Chile, while there are regulations on free competition, there are no specific quantitative limits on vertical or horizontal integration. However, the General Law on Electrical Services provides that companies that operate on or have ownership in the Trunk Transmission Systems cannot engage in, either directly or indirectly, activities that are in any way involved in the business of power generation or distribution. In Peru, integration is subject to authorization. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities, although two criteria have been established for generating activity. One of these relates to participation limits depending on market concentration (HHI) and the size of the players according to their Firm Energy, and the other relates to pivotality conditions in the market depending on the availability of resources to meet system demand. In addition, Colombian companies created after the Public Service Law was enacted in 1994 can only engage in activities that complement generation/sales and distribution/sales. Finally, in Brazil, with the changes taking place in the power industry under Law 10,848/2004 and Decree 5,163/2004, the ANEEL gradually perfected regulations, eliminating concentration limits as no longer compatible with the prevailing regulatory environment. However, regulatory approval is required for consolidations or mergers to take place between players operating within the same business segment.

Market for unregulated customers

In all of the countries where the Group operates, distributing companies can supply their customers under regulated or freely-agreed conditions. The supply limitations imposed on the unregulated market are as follows:

Country	kW threshold
Argentina	> 30 kW
Brazil	> 3,000 kW or > 500 kW (1)
Chile	> 500 kW (2)
Colombia	> 100 kW or 55 MWh-month
Peru	> 200 kW (3)

(1) The >500 kW limit applies if energy is purchased from renewable sources, for which the government provides incentives through a discount on tolls.

(2) Clients purchasing 500 to 2,000 kW (see footnote N° 1) may choose between the regulated or unregulated markets. Clients using over 2,000 kW are required to be unregulated customers.

(3) In April 2009, it was established that clients between 200 kW and 2,500 kW could choose between the regulated and unregulated markets. Those using over 2,500 kW are required to be unregulated customers.

4.2 Tariff Revisions:

General Aspects

In the five countries where the Group operates, selling prices charged to clients are based on the purchase price paid to generators plus a component associated with the value added in distribution. Regulators set this value periodically through reviews of distribution tariffs. As a result, distribution is essentially a regulated activity.

Chile

In Chile, the Distribution Value Added (VAD) is established every four years. For this, the local regulator, (the CNE) classifies companies by typical areas that group together companies with similar distribution costs. A distribution company’s return on investment depends on the company’s performance compared to model company standards defined by the regulator. On April 2, 2013, the Energy Ministry published Tariff Decree No. 1T in the Official Gazette. This was made retroactive to November 4, 2012 and will remain in effect until November 3, 2016. The next tariff-setting process will take place in 2016 and will cover the period November 2016 to November 2020.

Decree No. 14, which established the subtransmission tolls for this segment for 2011-2014 was published in the Official Gazette on April 9, 2013. The Average Node Price Decrees transfer these tolls to final customers, as they are part of distribution company’s costs.

The Average Node Price Decrees, which include these new subtransmission tolls, were published between October and December 2014. During the first months of 2015, distribution companies should invoice final customers for these new tolls, as instructed by the Superintendency of Electricity and Fuels. Moreover, during 2014 there were delays in publishing the Short Term Price Node Decrees (PNCP), which is why the supply contracts were not indexed on the date these decrees came into operation, and provisions for these differences were recorded. Estimated amounts for these settlements were included under “Trade debtors” with respect to collection rights, and under “Trade and other accounts payable” for obligations to generators. Chilectra S.A. during the year 2014 has recognized provisions for sale and purchase from energy and capacity which generated a net profit for ThCh$ 75,313,324 (net loss for ThCh$ 3,356,862 in 2013), resulting from the non-application of the Average Node Price decrees (PNP).

Argentina

In Argentina, the first review of Edesur’s tariffs scheduled for 2001 was cancelled by the authorities due to the country’s economic and financial crisis, and tariffs were frozen starting with that year. Edesur’s tariff restructuring started in 2007 with the enforcement of the “Acta Acuerdo,” or Agreement Act. The last tariff adjustment made to date went into effect in 2008 (with a positive effect on the added value distribution, or VAD), when tariffs were adjusted for inflation (applying the cost monitoring mechanism, or MMC, provided for in the Agreement Act).

In November 2012, the ENRE passed Resolution 347 authorizing a fixed charge to be added on invoices which differs for various categories of customers. This charge will finance infrastructure works and corrective maintenance through a trust (FOCEDE). Additionally, in July 2012, the ENRE appointed an observer in Edesur; the appointment is still in effect, although this does not imply loss of control of the company.

Resolution SE No. 250/13 was published in May 2013 authorizing compensation for Edesur’s debt corresponding to revenues originating from the application of the Program for the Rational Use of Electricity (PUREE) until February 2013, with a credit in its favor from recognition of the MMC for the six-month periods between May 2007 and February 2013. In addition, the Resolution instructed CAMMESA to issue in Edesur’s favor what are termed as Sales Settlements with Unspecified Due Dates for values exceeding the compensation mentioned above, and authorized CAMMESA to receive these settlements as partial payment of Edesur’s debt.

Subsequently, Resolution SE 250/13, complemented and extended to September 2013 under Note SE 6852/2013, had a positive effect on that distributing company’s financial results. In 2014, Note S.E. 4012 and ENRE Note 112606 once again authorized MCC-PUREE compensation for the period from October 2013 to March 2014. Additionally, through Notes SE 486 and 1136 the MMC-PUREE compensation for the period April to August 2014 was authorized, and subsequently for the period September to December 2014. The financial effects of this compensation positively affected net income for the company. However, the Comprehensive Tariff Review (RTI) to adjust Edesur’s revenues to its costs and obligations, as provided for in the Renegotiation Agreement Act, is still pending at this time.

Brazil

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

Coelce’s most recent periodic review was conducted in 2012 for the years 2011 to 2015, and it went into effect on April 22, 2012, calculated retroactively to April 2011. Its next review will be conducted by ANEEL in April of 2015 and will cover the years 2015 to 2019. In another review, ANEEL completed Ampla’s tariff review for the period 2014-2019 in April 2014, retroactive to March 15, 2014. Coelce’s most recent annual adjustment was set by ANEEL in April of 2014.

In September 2012, the government approved Temporary Measure 579, one purpose of which was to reduce certain electricity tariff taxes and special charges paid by the final user, which will be paid in the future with the state budget. In January 2013, the Temporary Measure became Law 12,783, giving rise to Extraordinary Tariff Reviews that resulted in tariffs dropping an average of 18% throughout the country. This reduction affected Ampla and Coelce from the end of January to April 2013 (when the respective annual readjustments went into effect).

In June of 2014, ANEEL submitted its proposal for the methodologies it will use in the fourth distribution tariff review cycle, which were available for comments from industry players until September 1, 2014. They will be available in a second round that started in December 2014 and continues through to February 2015. The main issues for discussion are: (i) a reduction in the rate of remunerations for actual WACC before tax, from 11.36% to 10.85%; and (ii) a modification of the basis for regulatory remunerations, using benchmarking for part of the asset base (additional costs and minor components). The new methodology would be applied to Coelce in its multi-year review in April 2015, if published in time.

Brazil continued to experience drought conditions throughout 2014. In November the system reached the maximum risk of energy rationing. The average reservoir levels were 1% lower than at the last rationing. However, the Government has stated that there is no risk to supply.

The Government has created the ACR account to cover the additional energy costs through bank loans to be paid within two years through the tariff. Distributors had used approximately 18 billion reals from the ACR account by December 31, 2014. However, this was not enough to cover the shortfall which will need to be recovered through the tariff using the CVA mechanisms.

In November 2014, ANEEL approved regulation that allows distribution companies recognize regulatory assets and liabilities. Previously, the energy purchase costs for a year are recognized a year later at the next tariff-setting process and accumulated in a regulatory account (regulatory asset) but they could not be recorded in the accounting, due to the absence of a specific regulation (see Note 9.a).

In September 2014, ANEEL approved the implementation of tariff system flags. From January 2015, the electricity bill will include colored information, which will indicate to the customer the generating cost situation for the following month: i) green: unchanged tariff, ii) yellow: increase of R$1.5 per 100 kWh, and iii) red: increase of R$3.0 per 100 kWh. The current generating cost is transferred to the customer only once a year (when the annual tariff adjustment is performed). However, this mechanism will generate a monthly variation and the customer can improve control over his electricity consumption. The additional revenue obtained by the distributors by applying tariff flags will be considered when the annual rate is adjusted.

Colombia

The Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas - CREG) is the entity that defines the method by which distribution networks are paid. Distribution charges are reviewed every five years and updated monthly according to the Producer Price Index (PPI). Currently, these charges include the new replacement value of all operational assets, the Administration, Operation and Maintenance (AOM) and non-electrical assets used in the distribution business.

In Colombia, the current distribution charges for Codensa were published by the CREG in October 2009. Meanwhile, marketing charges were established in 1998.

The review of regulated distribution charges began in 2013 with the publication of the assumptions for the remuneration methodology proposed by the CREG in Resolution 043 dated 2013. These assumptions were complemented by the development of the Purposes and Guidelines for Compensation of the Distribution Activity for the period 2015-2019 in resolution CREG 079 dated 2014. This resolution stems from the policies defined by the Ministry of Mines and Energy that seek to ensure timely expansion and adequacy of assets, and to this end to incorporate replacement incentives and a comprehensive Investment Plan that will incorporate technology, improve service quality and control energy losses.

Additionally, the Regulatory Commission has issued resolutions CREG 083 dated 2014, and 112 dated 2014, where the method for calculating the regulated remuneration tariff (WACC) is defined for Electricity Transmission and Distribution, as well as for Natural Gas Transportation and Distribution.

According to the regulatory agenda, it is expected that the final decision will be published in the second quarter of 2015.

During the first half of 2015 the regulator is expected to issue the final method for calculating regulated selling charges, as this review has been taking place over the last few years. Codensa has contributed with comments on the draft methodology, focused mainly on proper recognition of the costs of managing and maintaining energy losses and a proper assessment of the portfolio risk faced by Codensa as a seller.

The Commission published resolution CREG 135 dated 2014 with regard to the pricing formula. This resolution establishes the assumptions on which studies were carried out to determine the unit cost formula for providing the service during the next tariff period.

Peru

As in Chile, a process takes place in Peru every four years to determine the VAD, also using a “model company” methodology for a typical area. In October 2013, the OSINERGMIN published Resolution 203/2013 setting Edelnor’s distribution tariffs from November 2013 to October 2017.

5.	BUSINESS COMBINATION – ACQUISITION OF GASATACAMA

On April 22, 2014, Endesa Chile acquired the 50% interest in Inversiones GasAtacama Holding Limitada (hereinafter GasAtacama) that was held by Southern Cross Latin America Private Equity Fund III L.P. (hereinafter Southern Cross) at that time.

Consequently, the Group now has 100% of control over GasAtacama, the company that controls the Atacama Plant, a 780 MW capacity combined cycle thermal power plant fired by natural gas or diesel oil located in the north of Chile; the 940 km Atacama Pipeline that runs between Coronel Cornejo in Argentina and Mejillones in Chile; and the 223 km Taltal Pipeline between Mejillones and Paposo.

With control of GasAtacama, the Group’s total generation capacity in Chile’s northern grid (the Sistema Interconectado del Norte Grande, or SING) reached 1,000 MW. This is expected enable it to satisfy greater industrial, residential and mining demand through a competitively priced energy supply with a low environmental impact.

The GasAtacama acquisition was recorded using the accounting criteria for business combinations carried out in phases, as detailed in Note 2.6.1.

Since the date of acquisition, Inversiones GasAtacama Holding Limitada has contributed ThCh$113,074,006 in revenues and ThCh$33,443,547 in income before tax to the Group’s results. Had the acquisition taken place on January 1, 2014, it is estimated that these amounts would have been ThCh$179,474,707 in revenues and ThCh$41,772,291 in consolidated income before tax for the fiscal year ended December 31, 2014.

a)	Consideration transferred

The following table summarizes the fair value of each type of consideration transferred in connection with the GasAtacama acquisition:

ThCh$
Total price paid	174,028,622
Transaction recorded separately from the assets acquisition and liabilities assumed (i)	(16,070,521)
Total paid in cash	157,958,101

(i)

The total transaction payment was ThCh$174,028,622 and included the assignment of rights to collect on an outstanding loan of ThCh$16,070,521 owed by Pacific Energy Sub Co. (a subsidiary of Southern Cross) to Atacama Finance Co. (a subsidiary of GasAtacama).

b)	Acquisition costs

Endesa Chile incurred costs of ThCh$23,543 in financial consulting fees related to the acquisition of Inversiones GasAtacama Holding Limitada. These costs have been recognized under the line item “Other expenses” in the consolidated statements of comprehensive income.

c)	Identifiable assets acquired and identifiable liabilities assumed

The following table summarizes the fair values recognized for assets acquired and liabilities assumed in connection with the acquisition:

Fair Value
Identifiable assets acquired, net	ThCh$

Cash and cash equivalents	120,303,339
Trade and other current receivables	34,465,552
Current accounts receivable from related companies	5,692,257
Inventories	15,009,265
Property, plant and equipment	199,660,391
Deferred tax assets	2,392,531
Other assets	23,906,126
Trade and other current payables	(30,818,836)
Current accounts payable to related companies	(34,445,277)
Deferred tax liabilities	(28,923,167)
Other liabilities	(10,874,817)

Total	296,367,364

No risk of default is expected for the gross amount of trade and other receivables.

Given the nature of GasAtacama’s business and assets, the fair value of the assets acquired and the liabilities assumed was measured using the following valuation focuses:

i. The market approach using the comparison method, based on the market prices quoted for identical or comparable items when available.

ii. The cost approach or depreciated replacement cost, which reflects adjustments for physical wear as well as for functional and economic obsolescence.

iii. The income approach, which uses valuation techniques that convert future amounts (such as cash flows or revenues and expenses) into a single present amount (that is, discounted). The fair value measurement is determined based on the value indicated for present market expectations for these future amounts.

Reconciliation of values

Finally, the fair values are reached from an assessment and reconciliation of the results obtained from the methods selected, based on the nature of each asset acquired and liability assumed.

Should new information be obtained during a period of one year after the acquisition date of events and circumstances that existed at the time of acquisition and result in the recognition of additional assets or liabilities, the accounting of the acquisition will be reviewed and the pertinent corrections made, following the criteria described in Note 2.6.

d)	Goodwill

ThCh$
Cash paid	157,958,101
Fair value of pre-existing interest	157,147,000
Fair value of identifiable net assets acquired	(296,367,364)

Goodwill (See Note 16)	18,737,737

The goodwill is attributable primarily to the value of the synergies expected to be obtained by integrating GasAtacama into the Group. These synergies include reduced administrative, research and structure costs, which could be absorbed by Endesa Chile.

e)	Remeasurement of pre-existing stake and currency translation differences

The remeasurement of the fair value of Endesa Chile’s pre-existing 50% stake in GasAtacama resulted in a gain of ThCh$21,546,320. This amount is the positive difference arising from comparing the fair value of the pre-existing stake of ThCh$157,147,000, and the investment value accounted for using the equity method at the acquisition date of ThCh$135,600,680.

Moreover, the exchange differences on translation of the pre existing stake accumulated in the equity of Endesa Chile/Enersis at the acquisition date, were reclassified to income for the period, generating a profit of ThCh$21,006,456.

Both amounts have been recorded under “Other gains (losses)” in the consolidated statement of comprehensive income (see Note 32).

6.	CAPITAL INCREASE

The Enersis capital increase approved by the Extraordinary Shareholders’ Meeting on December 20, 2012 was completed in the first quarter of 2013; all of the allocated shares were subscribed (see Note 26.1.1).

This capital increase amounted to ThCh$2,845,858,393. Of this, 60.62% of the shares were subscribed by Endesa S.A. and were paid for with its investments in Latin America valued at ThCh$1,724,400,000. The remaining shares were subscribed and paid with non-controlling interests of Enersis via cash payments of ThCh$1,121,458,393, which included a share issuance premium of ThCh$1,460,503.

Endesa’s contribution was made by transferring all of its shares in Cono Sur Participaciones, S.L., so that all of that corporation’s assets and liabilities, representing holdings in Chile, Argentina, Brazil, Colombia and Peru, were incorporated into Enersis.

The following table summarizes the interests contributed by Endesa S.A.:

i)     Contributions in companies that Enersis controlled before the transaction:

Company	Percentage contributed

Empresa Distribuidora S.A.	6.23%
Enel Brasil S.A.	28.48%
Ampla Energía y Servicos S.A.	7.70%
Ampla Investimentos y Servicos S.A.	7.70%
Compañía Eléctrica San Isidro S.A.	4.38%
Emgesa S.A. E.S.P.	21.60%
Codensa S.A. E.S.P.	26.66%
Inversiones Distrilima S.A.	34.83%

These contributions were recorded using the accounting criteria established in Note 2.6.6, and resulted in a charge of ThCh$947,982,284 to Other miscellaneous reserves in Enersis’ Net equity. This amount is the difference between the economic and accounting values of the stakes transferred by Endesa S.A. on the date of the transaction.

Components of other comprehensive income have also been redistributed as needed, with an additional ThCh$41,885,724 charged to Other miscellaneous reserves and credited to Reserve for exchange differences in translation. This redistribution, based on the prorated stakes contributed by Endesa S.A., has assigned to the Enersis shareholders their share of Reserve for differences in translation that, prior to the transaction, was assigned to non-controlling interests.

ii)     Contributions in companies that Enersis did not control or in which it did not hold a stake prior to the transaction:

Company	Percentage contributed (directly and indirectly)

Eléctrica Cabo Blanco S.A.C.	100.00%
Endesa Cemsa S.A.	55.00%
Generalima S.A.C.	100.00%
Empresa Eléctrica de Piura S.A.	96.50%
Inversora Dock Sud S.A.	57.14%
Central Dock Sud S.A.	39.99%
Yacylec S.A.	22.22%

These contributions were recorded using the accounting criteria established in Note 2.6.6 and resulted in a ThCh$92,011,899 credit to Other miscellaneous reserves in Enersis’ Net equity. The amount is the difference between the economic and accounting values of the stakes transferred by Endesa S.A. on the date of the transaction.

The following table summarizes the effects of the capital increase on the Enersis Consolidated Statement of Financial Position on the date of the transaction:

	Cash Contribution	Contribution in companies previously controlled	Contribution in companies not previously controlled or in which a stake was not held	Total as of March 31, 2013
ASSETS	ThCh$	ThCh$	ThCh$	ThCh$
Current assets	1,121,458,393	-	189,506,588	1,310,964,981
Non-current assets	-	-	161,105,666	161,105,666

TOTAL ASSETS	1,121,458,393	-	350,612,254	1,472,070,647

LIABILITIES
Current liabilities	-	-	180,637,894	180,637,894
Non-current liabilities	-	-	54,241,781	54,241,781

TOTAL LIABILITIES	-	-	234,879,675	234,879,675

EQUITY
Capital increase	1,119,997,890	1,692,613,860	31,786,140	2,844,397,890
Share premium for capital increase (other Reserves)	1,460,503	-	-	1,460,503
Other miscellaneous reserves	-	(989,868,008)	92,011,899	(897,856,109)
Foreign currency translation differences	-	41,885,724	-	41,885,724

Equity attributable to shareholders of Enersis	1,121,458,393	744,631,576	123,798,039	1,989,888,008

Non-controlling interests	-	(744,631,576)	(8,065,460)	(752,697,036)

TOTAL EQUITY	1,121,458,393	-	115,732,579	1,237,190,972

TOTAL LIABILITIES AND EQUITY	1,121,458,393	-	350,612,254	1,472,070,647

Share issuance and placement costs as of December 31, 2013 amounted to ThCh$23,592,387 and, as indicated in Note 3.t), were recorded in “Other miscellaneous reserves” (see Note 26.5.c.2).

During the 2013 fiscal year the amount of net income attributable to shareholders of Enersis from the stake acquired was ThCh$126,280,714.

7.	CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2014 and 2013 is as follows:

Cash and Cash Equivalents	Balance at
	12-31-2014	12-31-2013
	ThCh$	ThCh$

Cash balances	1,264,361	634,742
Bank balances	283,305,826	237,282,963
Time deposits	922,909,741	1,057,505,464
Other fixed-income instruments	497,265,563	310,964,400

Total	1,704,745,491	1,606,387,569

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of resale agreements maturing in 90 days or less from the date of investment.

b)	The detail of cash and cash equivalents by currency is as follows:

Currency	12-31-2014	12-31-2013
	ThCh$	ThCh$

Chilean peso	687,912,363	673,499,514
Argentine peso	29,065,256	22,648,396
Colombian peso	357,337,537	344,234,511
Brazilian real	197,723,752	249,642,972
Peruvian nuevo sol	105,282,911	68,050,020
U.S. dollar	327,423,672	248,312,156

Total	1,704,745,491	1,606,387,569

c)	The following table shows the amounts paid to obtain control of subsidiaries as of December 31, 2014 and 2013:

Acquisition of Subsidiaries	12-31-2014	12-31-2013
	ThCh$	ThCh$
Acquisitions paid in cash and cash equivalents	(157,958,101)	-
Cash and cash equivalents in entities acquired	120,303,339	-
Total, net (*)	(37,654,762)	-

(*)	See Note 5.

d)	The following table shows a reconciliation of cash and cash equivalents presented in the statement of financial position with cash and cash equivalents in the cash flow statement at December 31, 2014 and 2013:

	Balance at
	12-31-2014	12-31-2013
	ThCh$	ThCh$
Cash and cash equivalents (statement of financial position)	1,704,745,491	1,606,387,569
Cash and cash equivalents attributable to assets held for sale (*)	29,702	-
Cash and cash equivalents (statement of cash flow)	1,704,775,193	1,606,387,569

(*)	See Note 13.

e)	The following amounts have been received from the sale of shares in subsidiaries:

Loss of control at Subsidiaries	12-31-2014	12-31-2013
	ThCh$	ThCh$
Amounts received for the sale of Subsidiaries(*)	57,173,142	-
Amounts in cash and cash equivalents	(16,311,571)	-
Total net	40,861,571	-

(*) See Note 2.4.1. and Note 32.

8.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2014 and 2013 is as follows:

Other Financial Assets	Balance at
	Current		Non-current
	12-31-2014	12-31-2013	12-31-2014	12-31-2013
	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale financial investments - unquoted equity securities or with limited liquidity	-	-	3,944,058	4,129,036
Available-for-sale financial investments - quoted equity securities	-	-	362,169	29,195
Available-for-sale financial investments IFRIC 12 (*)(**)	-	-	492,923,605	448,107,319
Financial assets held to maturity (*)	38,301,763	588,490,652	26,340,396	34,867,362
Hedging derivatives (*)	1,414,588	25,142,725	7,229,290	4,403,506
Financial assets at fair value with change in profit or loss (*)	52,677,337	163,288,698	-	-
Non-hedging derivatives (*)	7,061,715	4,107,362	22,002	-

Total	99,455,403	781,029,437	530,821,520	491,536,418

(*) See Note 22.1.a

The amounts included in “financial assets held to maturity” and “financial assets at fair value with change in profit or loss” correspond mainly to time deposits and other highly liquid investments that are readily convertible to cash and subject to a low risk of changes in value, but that do not fulfill the definition of cash equivalent as defined in Note 3.g.2 (e.g. with maturity over 90 days from time of investment).

(**) On September 11, 2012, the Brazilian government issued Temporary Law 579, which became permanent on January 13, 2013 and directly affects companies holding electric power generation, transmission, and distribution concessions, including Ampla and Coelce. Among its provisions, this legislation establishes that the government, as concession grantor, will use the Valor Nuevo de Reemplazo (VNR, New Replacement Value) to make the corresponding indemnity payments to the concessionaires for those assets that have not been amortized at the end of the concession period. Every month the distributors adjust the book value of the financial asset, by calculating the present value of estimated cash flows, using the effective interest rate on the corresponding payment at the end of the concession.

As a result of this new development, the subsidiaries have changed how they value and classify the amounts they expect to recover in compensation when the concession period ends. The previous approach was based on the historic cost of the investments, and the rights to compensation were recorded as an account receivable. Now, however, they are valued on the basis of the VNR, and the compensation rights are classified as financial assets available for sale (see Note 3.g).

9.	TRADE AND OTHER RECEIVABLES

a) The detail of trade and other receivables as of December 31, 2014 and 2013 is as follows:

Trade and Other Receivables, Gross	Balance at
	12-31-2014		12-31-2013
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Trade and other receivables, gross	1,844,027,889	291,641,675	1,286,605,376	223,045,673
Trade receivables, gross	1,275,999,654	202,932,480	1,002,252,700	181,381,483
Other receivables, gross (1)	568,028,235	88,709,195	284,352,676	41,664,190

Trade and Other Receivables, Net	Balance at
	12-31-2014		12-31-2013
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Trade and other receivables, net	1,681,686,903	291,641,675	1,129,737,108	223,045,673
Trade and other receivables, net	1,120,897,826	202,932,480	855,106,689	181,381,483
Other receivables, net (1)	560,789,077	88,709,195	274,630,419	41,664,190

(1) Includes mainly accounts receivable from personnel for ThCh$31,042,105 (ThCh$34,740,084 as of December 31, 2013); Resolution 250/13 (applicable in Argentina) on the Cost Monitoring Mechanism (MMC) adjustment for ThCh$253,484,218 (ThCh$138,901,549 as of December 31, 2013); Recoverable taxes (VAT) of ThCh$157,439,993 (ThCh$84,473,227 at December 31, 2013) (See Note 23); and Accounts receivable at our Brazilian subsidiaries Ampla and Coelce, following the signing of the addendum to the concession contracts where the outstanding assets are recoverable and/or can be offset in subsequent tariff periods, of ThCh$150,387,462 (ThCh$0 at December 31, 2013).

There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have clients to which it has sales representing 10% or more of its operating income for the fiscal years ended December 31, 2014 and 2013.

Refer to Note 10.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related companies.

b) As of December 31, 2014 and 2013, the balance of unimpaired overdue trade receivables is as follows

Trade Receivables Past Due But Not Impaired	Balance at
	12-31-2014	12-31-2013
	ThCh$	ThCh$
Less than three months	152,844,247	103,911,764
Between three and six months	14,297,179	30,627,469
Between six and twelve months	63,606,398	32,832,828
More than twelve months	51,972,887	56,032,427
Total	282,720,711	223,404,488

c) The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non-current ThCh$
Balance at January 1, 2013	157,841,770
Increases (decreases) for the year (*)	33,554,637
Amounts written off	(18,827,998)
Foreign currency translation differences	(15,700,141)
Balance at December 31, 2013	156,868,268
Increases (decreases) for the year (*)	22,848,140
Amounts written off	(19,013,041)
Foreign currency translation differences	1,637,619
Balance at December 31, 2014	162,340,986
(*) See Note 30 for impairment of financial assets.

Write-offs for bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country. In our distribution business, considering the differences in each country, the process takes at least six months in Argentina and Brazil, 12 months in Colombia and Peru, and 24 months in Chile. Overall, the risk of bad debt, and therefore the risk of writing off our trade receivables, is limited (see Notes 3.e and 21.5).

d) Additional information:

-

Additional statistical information required under Official Bulletin 715 of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendency of Securities and Insurance), of February 3, 2012, XBRL Taxonomy: see Appendix 6.

-	Complementary information on Trade Receivables, see Appendix 6.1.

10.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

The controlling shareholder of Enersis is the Italian corporation Enel S.p.A.

10.1 Balances and transactions with related companies

The balances of accounts receivable and payable between the Company and its non-consolidated related companies are as follows:

a)	Receivables from related companies

							Balance at
							Current		Non-current
Taxpayer ID No. (RUT)	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	-	51,722	-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	CP	Other services	Less than 90 days	-	16,773	-	-
Foreign	Endesa Latinoamérica S.A	Spain	Related to Immediate Parent	US$	Reimbursement of expenses	Less than 90 days	-	26,165	-	-
Foreign	Endesa Latinoamérica S.A	Spain	Related to Immediate Parent	R$	Dividends	Less than 90 days	-	82,273	-	-
Foreign	Endesa Latinoamérica S.A	Spain	Related to Immediate Parent	CH$	Other services	Less than 90 days	108,438	-	-	-
Foreign	Endesa Latinoamérica S.A	Spain	Related to Immediate Parent	Ar$	Dividends	Less than 90 days	15,713	-	-	-
Foreign	Endesa Spain	Spain	Related to Immediate Parent	CH$	Other services	More than 90 days	61,852	4,229	-	-
Foreign	Endesa Spain	Spain	Related to Immediate Parent	Ar$	Other services	More than 90 days	-	9,056	-	-
96,524,140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	273,705	66,697	-	-
96,880,800-1	Empresa Electrica Puyehue S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	64	11,949	-	-
Foreign	Endesa Energía S.A.	Chile	Common Immediate Parent	CP	Other services	Less than 90 days	26,514	-	-	-
Foreign	Endesa Operaciones y Servicios Comerciales	Spain	Common Immediate Parent	CP	Other services	Less than 90 days	78,172	104,391	-	-
Foreign	SACME	Argentina	Associate	Ar$	Other services	Less than 90 days	47,811	600,854	486,605	-
Foreign	Enel Iberoamérica srl	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	846,807	799,470	-	-
96,806,130-5	Electrogas S.A.	Chile	Associate	CH$	Dividends	Less than 90 days	1,477,177	1,375,492	-	-
76,788,080-4	GNL Quintero S.A.	Chile	Associate	CH$	Energy sales	Less than 90 days	649,986	366,882	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	US$	Advance natural gas purchases	Less than 90 days	11,845,926	11,382,879	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	US$	Other services	Less than 90 days	1,644,650	1,717,013	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	US$	Loans	Less than 90 days	549,359	445,022	-	-
76,014,570-K	Inversiones GasAtacama Holding Ltda. (1)	Chile	Joint Venture	US$	Other services	Less than 90 days	-	544,015	-	-
76,014,570-K	Inversiones GasAtacama Holding Ltda. (1)	Chile	Joint Venture	US$	Loans	Less than 90 days	-	14,839,233	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	CP	Energy sales	Less than 90 days	513,804	1,184,715	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	CP	Other services	Less than 90 days	130,431	87,817	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	36,067	-	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Commodity derivatives	Less than 90 days	99,662	129,780	-	-
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	10,299	25,908	-	-
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	3,256	-	-	-
76,126,507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	21,647	-	-	-
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	CH$	Other services	Less than 90 days	-	147,239	-	-

		Total					18,441,340	34,019,574	486,605	-

(1) See Notes 2.4.1, 5 and 14.

b)	Accounts payable to related companies

							Balance at
							Current		Non-current
Taxpayer ID No. (RUT)	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Foreign	Endesa Latinoamérica S.A	Spain	Related to Immediate Parent	Ar$	Dividends	Less than 90 days	77,779	87,398	-	-
Foreign	Endesa Latinoamérica S.A	Spain	Related to Immediate Parent	CH$	Dividends	Less than 90 days	73,806,006	79,654,628	-	-
Foreign	Endesa Latinoamérica S.A. (1)	Spain	Related to Immediate Parent	US$	Loans	More than 90 days	-	53,724,599	-	-
96,524,140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	1,708,804	684,882	-	-
96,880,800-1	Empresa Electrica Puyehue S.A.	Chile	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	-	2,865	-	-
Foreign	SACME	Argentina	Associate	Ar$	Other services	Less than 90 days	163,661	126,059	-	-
96,806,130-5	Electrogas S.A.	Chile	Associate	CH$	Other services	Less than 90 days	335,962	200,821	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	US$	Natural gas purchases	Less than 90 days	19,808,375	13,864,085	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Fuel purchases	Less than 90 days	2,881,032	4,947,081	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Commodity derivatives	Less than 90 days	1,102,253	-	-	-
Foreign	Enel Iberoamérica srl	Spain	Common Immediate Parent	CH$	Dividends	Less than 90 days	37,165,229	-	-	-
Foreign	Enel Iberoamérica srl	Spain	Common Immediate Parent	CP	Other services	Less than 90 days	25,746	-	-	-
Foreign	Enel Iberoamérica srl	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	296,242	240,708	-	-
Foreign	Enel Iberoamérica srl	Spain	Common Immediate Parent	Euro	Other services	Less than 90 days	305,654	-	-	-
Foreign	Enel Iberoamérica srl	Spain	Common Immediate Parent	R$	Other services	Less than 90 days	41,136	388,848	-	-
Foreign	Enel Iberoamérica srl	Spain	Common Immediate Parent	Sol	Other services	Less than 90 days	9,900	185,424	-	-
Foreign	Enel Iberoamérica srl	Spain	Common Immediate Parent	Ar$	Other services	Less than 90 days	68,371	39,108	-	-
Foreign	Enel Iberoamérica srl	Spain	Common Immediate Parent	US$	Other services	Less than 90 days	767,673	414,435	-	-
Foreign	Enel Distribuzione	Italy	Ultimate Controlling Party	CH$	Other services	Less than 90 days	73,730	65,500	-	-
Foreign	Enel Distribuzione	Italy	Ultimate Controlling Party	CP	Other services	Less than 90 days	415,824	-	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	99,837	80,928	-	-
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	2,024,190	2,680,995	-	-
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	CP	Other services	Less than 90 days	243,076	-	-	-
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	R$l	Other services	Less than 90 days	553,346	-	-	-
76,014,570-K	Inversiones GasAtacama Holding Ltda. (2)	Chile	Joint Venture	US$	Natural gas purchases	Less than 90 days	-	4,846,992	-	-
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint Venture	CH$	Other services	Less than 90 days	157,762	221,663	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	CP	Energy purchases	Less than 90 days	1,029,940	1,093,053	-	-
Foreign	Enel Green Power Spain SL	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	23,982	-	-	-
Foreign	Endesa Spain	Spain	Related to Immediate Parent	CH$	Other services	Less than 90 days	129,492	98	-	-
Foreign	Endesa Spain	Spain	Related to Immediate Parent	CH$	Dividends	Less than 90 days	-	40,106,179	-	-
76,126,507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	-	400,585	-	-
0-E	Parque Eolico Cristal	Brazil	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	365,620	355,336	-	-

		Total					143,680,622	204,412,270	-	-

(1)

Relates to financing provided to Central Dock Sud S.A. for the construction of the plant and to refinance liabilities. The loan is denominated in US dollars, bears an annual interest rate of Libor + 2.0% and matured in September 2014. See Note 26.6.3.

(2)	See Notes 2.4.1, 5 and 14.

c)	Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

Taxpayer ID No. (RUT)	Company	Country	Relationship	Description of Transaction	12-31-2014 Total ThCh$	30-12-2013 Total ThCh$	12-31-2012 Total ThCh$

Foreign	E E Piura (1)	Peru	Common Immediate Parent	Other operating income	-	-	233,512
Foreign	E E Piura (1)	Peru	Common Immediate Parent	Energy purchases	-	-	(5,725,765)
Foreign	E E Piura (1)	Peru	Common Immediate Parent	Other services rendered	-	-	47,905
Foreign	E E Piura (1)	Peru	Common Immediate Parent	Energy sales	-	-	267,642
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Natural gas sales	-	21,397,171	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Other operating income	55,980	99,654	50,410
Foreign	Endesa Latinoamérica S.A	Spain	Parent	Interest on financial debt	-	(1,654,945)	(15,119)
Foreign	Endesa Latinoamérica S.A	Spain	Parent	Other fixed operating expenses	(35,921)	(314,422)	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	Fuel consumption	(30,318,202)	(47,540,061)	(41,522,504)
Foreign	Endesa Generación	Spain	Common Immediate Parent	Other operating income	17,157	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	Commodity derivatives	(2,521,138)	-	-
Foreign	Endesa Trading	Spain	Common Immediate Parent	Fuel consumption	-	-	(705,859)
Foreign	Generalima S.A. (1)	Peru	Common Immediate Parent	Other services rendered	-	-	23,890
76,418,940-k	GNL Chile S.A.	Chile	Associate	Natural gas consumption	(114,115,041)	(60,095,868)	(168,238,842)
76,418,940-k	GNL Chile S.A.	Chile	Associate	Natural gas transportation	(39,638,398)	(34,796,720)	(34,209,731)
76,418,940-k	GNL Chile S.A.	Chile	Associate	Other services rendered	56,042	769,402	220,493
76,418,940-k	GNL Chile S.A.	Chile	Associate	Other financial income	58,169	40,124	21,995
76,788,080-4	GNL Quintero S.A.	Chile	Associate	Energy sales	2,671,120	2,808,698	638,187
76,788,080-4	GNL Quinteros S.A.	Chile	Associate	Electricity tolls	47,263	-	-
76,788,080-4	GNL Quintero S.A.	Chile	Associate	Other services rendered	956,854	835,543	661,296
96,976,600-0	Gestión Social S.A.	Chile	Related to Director	Other services rendered	-	-	49,133
78,488,290-k	Tironi y Asociados S.A.	Chile	Related to Director	Other services rendered	-	-	2,475
Foreign	SACME	Argentina	Associate	Outsourced services	(1,407,349)	(1,317,402)	(1,166,157)
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy purchases	(3,805)	(109,699)	(789,477)
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Electricity tolls	(12,399)	-	-
96,880,800-2	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy sales	34,253	227,765	133,735
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy purchases	(10,113,496)	(6,118,816)	(1,988,042)
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Electricity tolls	(260,495)	-	-
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Other services rendered	197,812	-	-
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy sales	942,615	356,056	99,120
Foreign	Enel Iberoamérica srl	Spain	Common Immediate Parent	Other fixed operating expenses	-	-	(97,053)
Foreign	Enel Iberoamérica srl	Spain	Common Immediate Parent	Other fixed operating expenses	(2,860,930)	(2,010,628)	(649,266)
Foreign	Enel Iberoamérica srl	Spain	Common Immediate Parent	Other operating income	-	-	16,222
96,806,130-5	Electrogas S.A.	Chile	Associate	Gas tolls	(3,409,581)	(2,734,877)	(2,175,039)
96,806,130-5	Electrogas S.A.	Chile	Associate	Fuel consumption	(434,289)	(428,555)	(697,653)
Foreign	Carboex S.A.	Spain	Common Immediate Parent	Fuel consumption	-	-	(5,042,960)
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Energy purchases	-	-	(3,474,994)
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Electricity tolls	-	-	(6,577)
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Other services rendered	-	-	3,474,747
Foreign	Endesa Cemsa S.A. (1)	Argentina	Associate	Other fixed operating expenses	-	-	(801,990)
Foreign	Endesa Operaciones y Servicios	Spain	Common Immediate Parent	Other operating income	163,226	134,775	77,019
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Other services rendered	-	236,173	481,177
Foreign	Endesa Distribución Eléctrica	Spain	Common Immediate Parent	Other fixed operating expenses	-	-	(6,133)
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	Other services rendered	33,970	32,569	30,536
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	Other fixed operating expenses	(708,903)	(1,196,294)	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Energy sales	3,250,149	9,146,049	8,171,445
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Other operating income	-	186,496	103,029
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Other services rendered	3,142,758	2,624,191	2,566,080
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Other financial income	-	868,710	524,140
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Electricity tolls	(1,731,368)	(1,367,029)	(842,947)
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A.	Chile	Joint Venture	Other financial income	23,891	46,444	-
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A.	Chile	Joint Venture	Other services rendered	-	10,281	-
76,014,570-K	Inversiones GasAtacama Holding Ltda. (1)	Chile	Joint Venture	Energy purchases	(3,322,616)	(9,295,172)	(6,589,964)
76,014,570-K	Inversiones GasAtacama Holding Ltda. (1)	Chile	Joint Venture	Natural gas transportation	(7,764,442)	(20,937,075)	(20,131,152)
76,014,570-K	Inversiones GasAtacama Holding Ltda. (1)	Chile	Joint Venture	Energy sales	1,858,318	95,845	64,914
76,014,570-K	Inversiones GasAtacama Holding Ltda. (1)	Chile	Joint Venture	Other financial income	229,609	489,864	765,504
76,014,570-K	Inversiones GasAtacama Holding Ltda. (1)	Chile	Joint Venture	Other fixed operating expenses	(5,487)	(219,671)	(417,892)
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint Venture	Electricity tolls	(1,378,743)	(1,243,417)	(1,219,958)
Foreign	Endesa Spain	Spain	Related to Immediate Parent	Other operating income	57,623	-	-
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Other operating income	3,222	-	-
Foreign	Compañía Energetica Veracruz S.A.C.	Peru	Common Immediate Parent	Other services rendered	3,022	-	-
76,126,507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	Energy purchases	(5,141,912)	(1,148,277)	-

				Total	(211,381,462)	(152,123,118)	(277,790,468)

(1)	See Notes 2.4.1, 5, 6 and 14.

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

10.2	Board of directors and key management personnel

Enersis is managed by Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of December 31, 2014 was elected at the Ordinary Shareholders Meeting held on April 16, 2013. The current Chairman of the Board was designated at a Board meeting held on November 4, 2014, and new directors were appointed to replace those who resigned during the period. The Vice Chairman and Secretary were designated at the Board meeting held on April 16, 2013.

a)	Accounts receivable and payable and other transactions

•	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel.

•	Other transactions

No transactions other than the payment of remuneration have taken place between the Company and the members of the Board of Directors and key management personnel.

b)	Compensation for directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of Enersis S.A.

The remuneration consists of paying a variable annual compensation equal to one one-thousandth of the profit for the year (attributable to Shareholders of Enersis). Also, each member of the Board will be paid a monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended. The breakdown of this compensation is as follows:

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

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ending December 31, 2014.

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

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ending December 31, 2014.

The following tables show details of the compensation paid to the members of the Board of Directors of Enersis for the fiscal years 2014, 2013 and 2012:

Taxpayer ID No. (RUT)	Name	Position	12-31-2014
			Period in position	Enersis Board ThCh$	Board of Subsidiaries ThCh$	Directors’ Committee ThCh$
5,710,967-K	Pablo Yrarrázaval Valdés (2)	Chairman	January - October 2014	98,698	-	-
6,243,657-3	Jorge Rosenblut Ratinoff (2)	Chairman	November - December 2014	25,414	-	-
Foreigner	Borja Prado Eulate	Vice Chairman	January - December 2014	86,425	-	-
7,052,890-8	Carolina Schmidt Zaldivar (3)	Director	November - December 2014	13,038	-	3,192
5,719,922-9	Leonidas Vial Echeverría (3)	Director	January - October 2014	47,758	-	14,236
6,429,250-1	Rafael Fernández Morandé	Director	January - December 2014	60,779	-	18,731
4,132,185-7	Hernán Somerville Senn	Director	January - December 2014	62,387	-	18,731
Foreign	Andrea Brentan (1)	Director	January - December 2014	19,738	-	-
Foreign	Alberto de Paoli (4)	Director	November - December 2014	-	-	-

	TOTAL			414,237	-	54,890

Taxpayer ID No. (RUT)	Name	Position	12-31-2013
			Period in position	Enersis Board ThCh$	Board of Subsidiaries ThCh$	Directors’ Committee ThCh$
5,710,967-K	Pablo Yrarrázaval Valdés	Chairman	January - December 2013	110,323	-	-
Foreigner	Borja Prado Eulate	Vice Chairman	April - September 2013	52,523	-	-
48,070,966-7	Rafael Miranda Robredo	Director	January - December 2013	18,639	-	-
5,719,922-9	Leonidas Vial Echeverría	Director	January - December 2013	50,598	-	15,859
6,429,250-1	Rafael Fernández Morandé	Director	January - December 2013	55,162	-	16,691
4,132,185-7	Hernán Somerville Senn	Director	January - December 2013	53,638	-	16,276
5,715,860-3	Eugenio Tironi Barrios	Director	January - April 2013	20,146	-	-

	TOTAL			361,029	-	48,826

Taxpayer ID No. (RUT)	Name	Position	12-31-2012
			Period in position	Enersis Board ThCh$	Board of Subsidiaries ThCh$	Directors’ Committee ThCh$
5,710,967-K	Pablo Yrarrázaval Valdés	Chairman	January - December 2012	120,654	-	-
48,070,966-7	Rafael Miranda Robredo	Vice Chairman	January - December 2012	60,327	-	-
5,719,922-9	Leonidas Vial Echeverría	Director	January - December 2012	60,734	-	18,479
6,429,250-1	Rafael Fernández Morandé	Director	January - December 2012	61,141	-	18,886
4,132,185-7	Hernán Somerville Senn	Director	January - December 2012	61,141	-	18,886
5,715,860-3	Eugenio Tironi Barrios	Director	January - December 2012	60,327	-	-

	TOTAL			424,324	-	56,251

(1) Mr. Andrea Bentran waived his fees and allowances due as a Company Director until September 2014.

(2) Mr. Jorge Rosenblut became Chairman on November 4, 2014, replacing Pablo Yrarrázaval, who served until October 28, 2014.

(3) Ms. Carolina Schmidt became a Director on November 4, 2014, replacing Leonidas Vial, who served until October 30, 2014.

(4) Mr. Alberto de Paoli was appointed to the Board of Directors member in November 2014.

c)	Guarantees established by the Company in favor of the directors

No guarantees have been given to the directors.

10.3  Compensation for key management personnel

a)	Remunerations received by key management personnel

Key Management Personnel
Taxpayer ID No. (RUT)	Name	Position
Foreigner	Luigi Ferraris (2)	Chief Executive Officer
7,750,368-4	Daniel Fernandez Koprich (3)	Deputy Chief Executive Officer
24,852,381-6	Francisco Galán Allue (6)	Administration, Finance and Control Officer
Foreigner	Marco Fadda (1)	Planning and Control Officer
Foreigner	Alain Rosolino	Internal Audit Officer
24,852,388-3	Francesco Giogianni (7)	Institutional Relations Manager
15,307,846-7	José Miranda Montecinos (4)	Communications Officer
10,664,744-5	Paola Visintini Vaccarezza (5)	Human Resources and Organization Officer
7,706,387-0	Eduardo López Miller	Procurement Officer
6,973,465-0	Domingo Valdés Prieto	General Counsel and Secretary to the Board

(1) On April 1, 2013, Mr. Marco Fadda became Planning and Control Officer, replacing Mr. Ramiro Alfonsin Balza, who was named Deputy Chief Executive Officer of our subsidiary Empresa Nacional de Electricidad S.A. on the same date.

(2) On November 12, 2014 Mr. Luigi Ferraris became CEO replacing Mr. Ignacio Antoñanzas, who submitted his voluntarily resignation from Enersis, and served until November 12, 2014 (See note 41).

(3) On November 12, 2014 Mr. Daniel Fernandez Koprich became Deputy CEO replacing Mr. Massimo Tambosco.

(4) On December 1, 2014 Mr. José Miranda Montecinos became Communications Manager replacing Mr. Daniel Horacio Martini, who submitted his voluntarily resignation from Enersis, and served until December 1, 2014.

(5) On December 12, 2014 Ms. Paola Visintini Vaccarezza became of Human Resources and Organizational Manager replacing Mr. Carlos Niño, who submitted his voluntarily resignation from Enersis, and served until November 25, 2014.

(6) On December 15, 2014 Mr. Francisco Galán Allue became Administration, Finance and Control Manager replacing Mr. Eduardo Escaffi.

(7) On December 15, 2014 Mr. Francesco Giogianni became Institutional Relations Manager.

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

Compensation received by key management personnel is the following:

	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Cash compensation	3,028,193	2,522,068	2,615,660
Short-term benefits for employees	830,052	514,139	996,474
Other long-term benefits	562,074	612,627	724,297

Total	4,420,319	3,648,834	4,336,431

b)	Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

10.4	Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the price of Enersis stock.

11.	INVENTORIES

The detail of inventories as of December 31, 2014 and 2013 is as follows:

Classes of Inventories	Balance at
	12-31-2014	12-31-2013
	ThCh$	ThCh$

Goods	1,270,326	621,173
Supplies for Production	43,547,980	34,121,697
Gas	1,407,285	-
Oil	20,642,086	20,624,675
Coal	21,498,609	13,497,022
Other inventories (*)	88,701,848	43,039,885

Total	133,520,154	77,782,755
Detail of other inventories
(*) Other inventories	88,701,848	43,039,885
Supplies for projects and spare parts	71,641,346	24,653,921
Electrical materials	17,060,502	18,385,964

There are no inventories pledged as security for liabilities.

For the period ended December 31, 2014, the figure for raw materials and consumables recognized as fuel expenses was ThCh$$511,014,654 (ThCh$386,116,195 and ThCh$763,791,553 as of December 31, 2013 and 2012 respectively). See Note 28.

As of December 31, 2014 and 2013, no inventories have been written down.

12.	TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2014 and 2013 is as follows:

Tax Receivables	Balance at
	12-31-2014	12-31-2013
	ThCh$	ThCh$

Monthly provisional tax payments	59,831,897	64,763,908
Tax credit for absorbed profits	20,104,186	31,697,734
Tax credit for training expenses	301,800	302,998
Tax credits from dividends received abroad	28,047,776	28,896,906
Other	2,286,863	-

Total	110,572,522	125,661,546

The detail of current tax payables as of December 31, 2014 and 2013 is as follows:

Tax Payables	Balance at
	12-31-2014	12-31-2013
	ThCh$	ThCh$

Income tax	115,472,313	159,737,063

Total	115,472,313	159,737,063

13.	NON-CURRENT ASSETS OR GROUPS OF ASSETS FOR DISPOSAL CLASSIFIED AS HELD FOR SALE

During the month of December 2014, Empresa Nacional de Electricidad SA and its subsidiary Compañía Eléctrica de Tarapacá SA signed a contract to sell to Temsa Private Investment Fund all their shares in Sociedad Concesionaria Túnel El Melón S.A. This agreement established a number of conditions, which had not been fulfilled at the end of 2014, preventing the closure of the sale. Finally, the sale was perfectedduring January 2015 (See Note 41).

Túnel El Melón S.A is a private corporation whose purpose is the construction, maintenance and operation of the public work called the El Melón Tunnel and the provision of ancillary services authorized by the Ministry of Public Works (MOP).

The El Melón Tunnel is an alternative to the road that climbs the El Melon pass, which is located between 126 and 132 kilometers north of Santiago on Route 5. This is the main highway linking the country from Arica to Puerto Montt.

As described in Note 3-k), non-current assets and groups of assets held for sale have been recorded at the lower of book value and fair value less selling costs.

The main items of assets, liabilities and cash flow held for sale at December 31, 2014 are as follows:

Balance 12/31/2014
CURRENT ASSETS
Cash and cash equivalents	29,702
Other current non-financial assets	81,275
Trade and other current receivables	758,645
Current tax assets	1,400

TOTAL CURRENT ASSETS	871,022

NON-CURRENT ASSETS
Intangible assets other than goodwill	4,404,615
Property, plant and equipment	81,432
Deferred tax assets	2,621,894

TOTAL NON-CURRENT ASSETS	7,107,941

TOTAL ASSETS	7,978,963

CURRENT LIABILITIES
Other current financial liabilities	3,072,179
Trade and other current payables	495,235
Other current non-financial liabilities	131,030

TOTAL CURRENT LIABILITIES	3,698,444
NON-CURRENT LIABILITIES
Other non-current financial liabilities	1,660,254
Non-current provisions for employee benefits	102,423
Other non-current non-financial liabilities	27,026

TOTAL NON-CURRENT LIABILITIES	1,789,703

TOTAL LIABILITIES	5,488,147

Balance 12/31/2014
Summary of net cash flow
Net cash flows from (used in) operating activities	9,045,775
Net cash flows from (used in) investment activities	(5,604,740)
Net cash flows from (used in) financing activities	(3,450,774)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(9,739)
Effect of exchange rate changes on cash and cash equivalents	-
Net increase (decrease) in cash and cash equivalents	(9,739)
Cash and cash equivalents at beginning of period	39,440
Cash and cash equivalents at end of period	29,702

14. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

14.1.   Investments accounted for using the equity method

a.	The following tables present the changes in shareholders’ equity of the Group’s equity method investments during the fiscal years 2014 and 2013:

Taxpayer ID No. (RUT)	Changes in Investments in Associates	Relationship	Country	Currency	Ownership Interest	Balance at 01/01/2014 ThCh$	Additions ThCh$	Acquisitions through Business Combinations under Common Control ThCh$	Share of Profit (Loss) ThCh$	Dividends declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Other Increases (Decreases) ThCh$	Balance at 12/31/2014 ThCh$	Negative Equity Provision ThCh$	Balance at 12/31/2014 ThCh$

96,806,130-5	Electrogas S.A.	Associate	Chile	U.S. dollar	42.50%	9,682,324	-	-	4,456,124	(4,239,280)	847,016	31,475	-	10,777,659	-	10,777,659
76,788,080-4	GNL Quintero S.A.	Associate	Chile	U.S. dollar	20.00%	4,797,508	-	-	3,541,883	(6,897,599)	311,747	13,445,396	-	15,198,935	-	15,198,935
76,418,940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	559,615	-	-	1,099,143	-	159,410	-	-	1,818,168	-	1,818,168
Foreign	Yacylec S.A. (2)	Associate	Argentina	Argentine peso	22.22%	550,047	-	-	(35,735)	-	(61,297)	-	-	453,015	-	453,015
Foreign	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	21,641	-	-	34,719	-	(36,703)	-	-	19,657	-	19,657
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A. (3)	Joint Venture	Chile	Chilean peso	51.00%	69,684,864	3,315,000	-	(66,855,307)	-	-	-	-	6,144,557	-	6,144,557
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Chile	Chilean peso	50.00%	6,073,897	-	-	352,107	-	-	-	-	6,426,004	-	6,426,004
76,014,570-K	Inversiones GasAtacama Holding Ltda. (1)	Joint Venture	Chile	U.S. dollar	50.00%	123,627,968	-	-	3,053,468	-	8,919,246	-	(135,600,682)	-	-	-
Foreign	Distribuidora Eléctrica de Cundinamarca S.A.	Joint Venture	Colombia	Colombian peso	49.00%	33,083,016	-	-	2,561,039	-	(2,293,359)	-	(555,081)	32,795,615	-	32,795,615

					TOTALES	248,080,880	3,315,000	-	(51,792,559)	(11,136,879)	7,846,060	13,476,871	(136,155,763)	73,633,610	-	73,633,610

Taxpayer ID No. (RUT)	Changes in Investments in Associates	Relationship	Country	Currency	Ownership Interest	Balance at 01/01/2013 ThCh$	Additions ThCh$	Acquisitions through Business Combinations under Common Control ThCh$	Share of Profit (Loss) ThCh$	Dividends declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Other Increases (Decreases) ThCh$	Balance at 12/31/2013 ThCh$	Negative Equity Provision ThCh$	Balance at 12/31/2013 ThCh$

96,806,130-5	Electrogas S.A.	Associate	Chile	U.S. dollar	42.50%	9,030,441	-	-	4,186,294	(5,080,897)	769,156	777,330	-	9,682,324	-	9,682,324
76,788,080-4	GNL Quintero S.A.	Associate	Chile	U.S. dollar	20.00%	-	-	-	4,914,871	(3,088,495)	36,052	7,922,262	-	9,784,690	(4,987,182)	4,797,508
76,418,940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	376,835	-	-	137,691	-	45,089	-	-	559,615	-	559,615
Foreign	Endesa Cemsa S.A. (2)	Associate	Argentina	Argentine peso	45.00%	2,743,725	-	-	-	-	-	-	(2,743,725)	-	-	-
Foreign	Yacylec S.A. (2)	Associate	Argentina	Argentine peso	22.22%	-	-	693,039	4,725	(91,560)	(56,157)	-	-	550,047		550,047
Foreign	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	25,683	-	-	42,232	-	(46,274)	-	-	21,641	-	21,641
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A.	Joint Venture	Chile	Chilean peso	51.00%	66,894,760	5,084,698	-	(2,294,594)	-	-	-	-	69,684,864	-	69,684,864
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Chile	Chilean peso	50.00%	5,710,960	-	-	362,937	-	-	-	-	6,073,897	-	6,073,897
76,014,570-K	Inversiones GasAtacama Holding Ltda.	Joint Venture	Chile	U.S. dollar	50.00%	96,207,755	-	-	17,002,146	-	10,418,067	-	-	123,627,968	-	123,627,968
Foreign	Distribuidora Eléctrica de Cundinamarca S.A.	Joint Venture	Colombia	Colombian peso	49.00%	33,527,186	-	-	932,917	(1,178,909)	134,191	-	(332,369)	33,083,016	-	33,083,016

					TOTALES	214,517,345	5,084,698	693,039	25,289,219	(9,439,861)	11,300,124	8,699,592	(3,076,094)	253,068,062	(4,987,182)	248,080,880

(1)	In April 2014, the company Inversiones GasAtacama Holding Ltda. began to be included in the consolidation using the global integration method (see Notes 2.4.1 and 5).

(2)	On June 30, 2013, Yacylec S.A. became an associated company and Endesa Cemsa S.A. ceased to be treated as an associate. As of that date, the latter began to be consolidated using the global integration method (see Note 2.4.1, Note 26.1.1, and Appendix 3).

(3)	The loss recognized during 2014 includes a provision for impairment of ThCh$69,066,857 as a result of uncertainty about the recoverability of this investment (see Note 36.5 and 41).

b.	Additional financial information on investments in associated companies and joint ventures

14.2.	Investments with significant influence

The following tables show financial information as of December 31, 2014 and 2013 from the Financial Statements of the investments in associates where the Group has significant influence:

Investments with Significant Influence	12-31-2014
	% Ownership Interest Direct / Indirect	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Expenses	Profit (Loss) ThCh$	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
GNL Chile S.A	33.33%	73,425,419	81,983	64,329,604	3,723,224	732,138,386	(728,840,589)	3,297,797	478,277	3,776,074
GNL Quintero S.A	20.00%	98,325,654	597,812,711	20,036,542	600,107,009	117,435,890	(99,726,467)	17,709,423	68,785,714	86,495,137
Electrogas S.A.	42.50%	6,085,889	43,289,210	10,076,915	13,938,983	19,635,597	(9,150,599)	10,484,998	2,067,038	12,552,036
Yacylec S.A.	22.22%	2,027,688	774,429	717,301	46,046	1,348,659	(1,509,482)	(160,823)	(275,865)	(436,688)

Investments with Significant Influence	12-31-2013
	% Ownership Interest Direct / Indirect	Current Assets ThCh$	Non-current assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$	Other Comprehensive Income ThCh$	Comprehensive Income ThCh$
GNL Chile S.A	33.33%	82,737,334	79,263	78,005,985	3,131,599	538,715,428	(538,302,314)	413,114	135,281	548,395
GNL Quintero S.A	20.00%	88,131,062	566,951,431	34,063,764	597,031,096	100,431,648	(75,857,214)	24,574,434	39,791,400	64,365,834
Electrogas S.A.	42.50%	4,624,089	39,891,362	9,624,463	12,109,047	17,591,544	(7,741,439)	9,850,105	3,638,791	13,488,896
Yacylec S.A.	22.22%	1,886,165	942,725	353,430	-	1,069,690	(1,048,425)	21,265	(252,732)	(231,467)

Appendix 3 to these consolidated financial statements provides information on the main activities of our associated companies and the ownership interest the Group holds in them.

None of our associates have published price quotations.

14.3.	Joint ventures

The following tables present information from the financial statements as of December 31, 2014 and 2013 on the main joint ventures:

	Centrales Hidroeléctricas de Aysén S.A.		Transmisora Eléctrica de Quillota Ltda.		Inversiones Gas Atacama Holding Ltda. (*)		Distribuidora Eléctrica de Cundinamarca S.A.
% Ownership	51.0% 12/31/2014 ThCh$	51.0% 12/31/2013 ThCh$	50.0% 12/31/2014 ThCh$	50.0% 12/31/2013 ThCh$	50.0% 12/31/2014 ThCh$	50.0% 12/31/2013 ThCh$	48.997% 12/31/2014 ThCh$	48.997% 12/31/2013 ThCh$

Total current assets	8,700,785	9,596,488	4,426,445	3,950,498	-	176,292,080	13,918,600	15,945,571
Total non-current assets	6,811,887	131,270,190	11,420,593	10,237,702	-	295,704,711	140,233,080	141,431,674
Total current liabilities	3,419,214	4,049,634	1,159,095	670,215	-	63,483,879	16,252,424	40,895,186
Total non-current liabilities	45,348	180,059	1,835,937	1,370,193	-	44,840,436	60,107,487	38,118,486
Cash and cash equivalents	319,670	1,727,261	3,930,814	3,450,144	-	108,934,464	3,750,964	5,348,149
Other current financial liabilities	-	-	-	-	-	14,865,354	116,008	21,561,312
Other non-current financial liabilities	-	-	-	-	-	-	22,738,158	-

Revenues	-	-	2,672,950	2,394,408	-	176,517,866	89,367,706	77,551,952
Depreciation and amortization expense	(52,978)	(69,316)	(738,927)	(680,519)	-	(11,145,909)	(7,400,833)	(6,096,939)
Impairment losses	(126,657,707)	-	-	-	-	-	-	-
Interest income	53,579	121,509	88,597	134,631	-	1,040,933	642,775	600,711
Interest expense	425,939	78,059	-	-	-	(1,575,774)	(3,017,696)	(2,501,621)
Income tax expense	-	1,333,808	(671,727)	(124,757)	-	(9,908,686)	(4,702,120)	(2,696,251)
Profit (loss)	(131,088,876)	(4,499,239)	704,214	725,873	-	34,042,459	6,820,089	2,318,920
Other comprehensive income	-	-	-	-	-	-	-	-
Comprehensive income	(131,088,876)	(4,499,239)	704,214	725,873	-	34,042,459	6,820,089	2,318,920

See Appendix 3

(*) See Notes 2.4.1 and 5.

c.	There are no significant commitments and contingencies, or restrictions on funds transfers to its owners in associated companies and joint ventures.

15.	INTANGIBLE ASSETS OTHER THAN GOODWILL

The following table presents intangible assets as of December 31, 2014 and 2013:

Intangible Assets, Net	12-31-2014 ThCh$	12-31-2013 ThCh$

Intangible Assets, Net	1,168,212,056	1,173,560,361
Easements and water rights	44,841,692	42,779,382
Concessions, Net (1) (*)	1,055,986,162	1,060,466,808
Development costs	14,833,312	26,530,426
Patents, registered trademarks and other rights	2,206,341	2,205,245
Computer software	49,549,321	38,718,081
Other identifiable intangible assets	795,228	2,860,419

Intangible Assets, Gross	12-31-2014 ThCh$	12-31-2013 ThCh$

Intangible Assets, Gross	2,376,332,904	2,272,683,994
Easements and water rights	54,963,685	51,797,051
Concessions	2,135,095,221	2,041,368,148
Development costs	24,281,499	36,248,290
Patents, registered trademarks and other rights	11,465,938	11,253,851
Computer software	140,953,212	120,167,472
Other identifiable intangible assets	9,573,349	11,849,182

Intangible Assets, Amortization and Impairment	12-31-2014 ThCh$	12-31-2013 ThCh$

Accumulated Amortization and Impairment, Total	(1,208,120,848)	(1,099,123,633)
Identifiable intangible assets	(1,208,120,848)	(1,099,123,633)
Easements and water rights	(10,121,993)	(9,017,669)
Concessions	(1,079,109,059)	(980,901,340)
Development costs	(9,448,187)	(9,717,864)
Patents, registered trademarks and other rights	(9,259,597)	(9,048,606)
Computer software	(91,403,891)	(81,449,391)
Other identifiable intangible assets	(8,778,121)	(8,988,763)

(1) The detail of concessions is the following:

Concession Holder	12-31-2014 ThCh$	12-31-2013 ThCh$

Concesionaria Túnel el Melon S.A. (Highway infrastructure) (**)	-	6,951,508
Ampla Energia e Servicios S.A. (Distribution)	637,287,020	598,037,526
Compañía Energetica do Ceara S.A. (Distribution)	418,699,142	454,894,587
Other concessions	-	583,187

TOTAL	1,055,986,162	1,060,466,808

(*) See Note 3d.1)

(**) See Note 13.

The reconciliations of the carrying amounts of intangible assets during the fiscal years 2014 and 2013 are as follows:

2014

Changes in Intangible Assets	Development Costs	Easements	Concessions	Patents, Registered Trademarks and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 1/1/2014	26,530,426	42,779,382	1,060,466,808	2,205,245	38,718,081	2,860,419	1,173,560,361
Changes in identifiable intangible assets
Increases other than from business combinations	3,546,359	1,901,989	184,993,319	1,053,177	17,060,992	-	208,555,836
Increase (decrease) from exchange differences, net	980,172	(856,524)	32,102,724	(155,290)	(506,857)	124,597	31,688,822
Amortization (1)	(3,182,841)	(1,604,192)	(98,940,029)	(992,288)	(7,501,894)	(7,207)	(112,228,451)
Impairment losses recognized in profit or loss (2)	-	-	(14,948,785)	-	-	-	(14,948,785)
Increases (decreases) from transfers and other changes	(12,927,088)	2,621,037	(103,283,260)	95,497	2,152,373	(2,182,581)	(113,524,022)
Increases (decreases) from transfers	7,870	(433,818)	(556,720)	(23,947)	449,895	556,720	-
Increases (decreases) from other changes	(12,934,958)	3,054,855	(102,726,540)	119,444	1,702,478	(2,739,301)	(113,524,022)
Disposals and removals from service	(113,716)	-	-	-	(373,374)	-	(487,090)
Disposals	-	-	-	-	-	-	-
Removals from service	(113,716)	-	-	-	(373,374)	-	(487,090)
Decreases classified as held for sale (4)	-	-	(4,404,615)	-	-	-	(4,404,615)
Total changes in identifiable intangible assets	(11,697,114)	2,062,310	(4,480,646)	1,096	10,831,240	(2,065,191)	(5,348,305)

Closing balance in identifiable intangible assets at 12/31/2014	14,833,312	44,841,692	1,055,986,162	2,206,341	49,549,321	795,228	1,168,212,056

2013

Changes in Intangible Assets	Development Costs	Easements	Concessions	Patents, Registered Trademarks and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 1/1/2013	10,089,646	44,569,633	1,093,803,169	2,329,715	48,350,377	2,859,971	1,202,002,511
Changes in identifiable intangible assets
Increases other than from business combinations	13,964,468	211,269	159,283,676	623,956	12,025,939	-	186,109,308
Acquisitions through business combinations under common control (3)	2,810,507	-	-	-	64,688	-	2,875,195
Increase (decrease) from exchange differences, net	450,410	43,038	(52,488,944)	5,318	(1,100,511)	10,119	(53,080,570)
Amortization	(494,721)	(951,480)	(86,911,378)	(1,171,895)	(6,693,551)	(9,364)	(96,232,389)
Impairment losses recognized in profit or loss	-	-	(28,662,952)	-	-	-	(28,662,952)
Increases (decreases) from transfers and other changes	(116,222)	(1,093,078)	(24,556,763)	418,151	(13,925,999)	(307)	(39,274,218)
Increases (decreases) from transfers	(377,406)	(1,137,386)	15,002,649	418,165	(13,949,969)	43,947	-
Increases (decreases) from other changes	261,184	44,308	(39,559,412)	(14)	23,970	(44,254)	(39,274,218)
Disposals and removals from service	(173,662)	-	-	-	(2,862)	-	(176,524)
Disposals	-	-	-	-	-	-	-
Removals from service	(173,662)	-	-	-	(2,862)	-	(176,524)
Total changes in identifiable intangible assets	16,440,780	(1,790,251)	(33,336,361)	(124,470)	(9,632,296)	448	(28,442,150)

Closing balance in identifiable intangible assets at 12/31/2013	26,530,426	42,779,382	1,060,466,808	2,205,245	38,718,081	2,860,419	1,173,560,361

(1)	(2) See Note 30.
(3)	See Note 2.4.1 and 26.1.1.
(4)	See Note 13.

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets recorded as of December 31, 2014 (See Note 3.e).

As of December 31, 2014 and 2013 the Company does not have significant intangible assets with an indefinite useful life.

16.	GOODWILL

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes as of December 31, 2014 and 2013:

Company	Cash Generating Unit	Opening Balance 1/1/2013 ThCh$	Transfers from Mergers	Foreign Currency Translation ThCh$	Closing Balance 12/31/2013 ThCh$	Transfers from Mergers	Increase/ (Decrease)	Foreign Currency Translation ThCh$	Closing Balance 12/31/2014 ThCh$
Ampla Energia e Serviços S.A.	Ampla Energia e Serviços S.A.	198,669,973	-	(9,497,678)	189,172,295	-	-	5,474,748	194,647,043
Investluz S.A. (4)		100,929,542	(96,104,474)	(4,825,068)	-	-	-	-	-
Empresa Eléctrica de Colina Ltda.	Empresa Eléctrica de Colina Ltda.	2,240,478	-	-	2,240,478	-	-	-	2,240,478
Compañía Distribuidora y Comercializadora de energía S.A.	Compañía Distribuidora y Comercializadora de energía S.A.	11,742,641	-	43,890	11,786,531	-	-	(740,800)	11,045,731
Hidroeléctrica el Chocón S.A.	Hidroeléctrica el Chocón S.A.	10,345,927	-	(1,780,725)	8,565,202	-	-	(942,764)	7,622,438
Compañía Eléctrica San Isidro S.A. (1)		4,656,105	(4,656,105)	-	-	-	-	-	-
Compañía Eléctrica Tarapa S.A. (2) (3)	Generación Chile	-	4,656,105	-	4,656,105	-	-	-	4,656,105
Empresa de Distribución Eléctrica de Lima Norte S.A.A	Empresa de Distribución Eléctrica de Lima Norte S.A.A	43,327,124	-	58,667	43,385,791	-	-	3,495,841	46,881,632
Cachoeira Dourada S.A.	Cachoeira Dourada S.A.	72,847,400	-	(3,482,565)	69,364,835	-	-	2,007,456	71,372,291
Edegel S.A.A	Edegel S.A.A	81,550,712	-	110,423	81,661,135	-	-	6,579,904	88,241,039
Emgesa S.A. E.S.P.	Emgesa S.A. E.S.P.	5,194,342	-	19,415	5,213,757	-	-	(327,692)	4,886,065
Chilectra S.A.	Chilectra S.A.	128,374,362	-	-	128,374,362	-	-	-	128,374,362
Empresa Nacional de Electricidad S.A	Generación Chile	731,782,459	-	-	731,782,459	-	-	-	731,782,459
Inversiones Distrilima S.A.	Empresa de Distribución Eléctrica de Lima Norte S.A.A	12,887	-	17	12,904	-	-	1,040	13,944
Enel Brasil S.A. (4)	Enel Brasil S.A.	-	880,679	-	880,679	-	-	25,487	906,166
Compañía Energética Do Ceará S.A. (4)	Compañía Energética Do Ceará S.A.	-	95,223,795	-	95,223,795	-	-	2,755,828	97,979,623
Inversiones GasAtacama Holding Ltda. (5)	Inversiones GasAtacama Holding	-	-	-	-	-	18,737,737	1,466,514	20,204,251

Total		1,391,673,952	-	(19,353,624)	1,372,320,328	-	18,737,737	19,795,562	1,410,853,627

(1) Empresa Eléctrica Pangue S.A. was merged with Compañía Eléctrica San Isidro S.A. on May 1, 2012; it is the latter company that legally continues to exist.

(2) Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A. on September 1, 2013; it is the latter company that legally continues to exist.

(3) Endesa Eco S.A. was merged with Compañía Eléctrica Tarapacá S.A. on November 1, 2013; it is the latter company that legally continues to exist.

(4) Investuz S.A. and Ampla Investimentos E Serviços S.A. were merged with Enel Brasil S.A. on November 21, 2013; it is the latter company that legally continues to exist.

(5) See Notes 2.4.1 and 5.

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying value as of December 31, 2014 (See Note 3.e).

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

8.- Empresa de Distribución Eléctrica de Lima Norte S.A.A.

On October 15, 2009 in a transaction on the Lima Stock Exchange, Enersis S.A. purchased an additional 24% interest in Empresa de Distribución Eléctrica de Lima Norte S.A. (Edelnor).

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

14.- Inversiones GasAtacama Holding Limitada.

On April 22, 2014, Endesa Chile acquired the 50% stake in Inversiones GasAtacama Holding Limitada that was owned at that time by Southern Cross Latin America Private Equity Fund III L.P (see Notes 2.4.1 and 5).

17.	PROPERTY, PLANT AND EQUIPMENT

The following table shows property, plant and equipment as of December 31, 2014 and 2013:

Classes of Property, Plant and Equipment, Net	12-31-2014 ThCh$	12-31-2013 ThCh$

Property, Plant and Equipment, Net	8,234,215,719	7,433,798,725
Construction in progress	1,735,117,241	1,218,316,396
Land	106,233,186	99,869,574
Buildings	81,981,704	92,820,775
Plant and equipment	6,097,991,766	5,834,476,720
Fixtures and fittings	96,320,714	72,898,921
Other property, plant and equipment under financial lease	116,571,108	115,416,339

Classes of Property, Plant and Equipment, Gross	12-31-2014 ThCh$	12-31-2013 ThCh$

Property, Plant and Equipment, Gross	14,301,161,988	13,082,066,080
Construction in progress	1,735,117,241	1,218,316,396
Land	106,233,186	99,869,574
Buildings	154,431,222	170,612,273
Plant and equipment	11,912,075,769	11,245,196,646
Fixtures and fittings	248,884,529	211,988,702
Other property, plant and equipment under financial lease	144,420,041	136,082,489

Classes of Accumulated Depreciation and Impairment in Property, Plant and Equipment	12-31-2014 ThCh$	12-31-2013 ThCh$

Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(6,066,946,269)	(5,648,267,355)
Buildings	(72,449,518)	(77,791,498)
Plant and equipment	(5,814,084,003)	(5,410,719,926)
Fixtures and fittings	(152,563,815)	(139,089,781)
Other property, plant and equipment under financial lease	(27,848,933)	(20,666,150)

The detail and changes in property, plant, and equipment during the fiscal years 2014 and 2013 are as follows:

Changes in 2014		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Financial Lease, Net	Property, Plant and Equipment, Net
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2014		1,218,316,396	99,869,574	92,820,775	5,834,476,720	72,898,921	115,416,339	7,433,798,725
Changes	Increases other than from business combinations	1,026,011,114	3,081,951	725,802	12,239,464	11,023,265	-	1,053,081,596
	Acquisitions through business combinations (1)	10,802,165	3,216,432	-	171,934,310	13,707,484	-	199,660,391
	Increase (decrease) from exchange differences, net	(63,451,758)	(844,515)	(1,120,737)	(39,565,485)	981,409	7,316,269	(96,684,817)
	Depreciation (2)	-	-	(4,983,828)	(341,810,698)	(13,886,933)	(6,269,994)	(366,951,453)
	Impairment losses recognized in profit or loss	-	-	-	(13,770,564)	-	-	(13,770,564)
	Increases (decreases) from transfers and other changes	(452,716,350)	1,211,017	(4,294,709)	475,028,160	14,203,069	108,494	33,539,681
	Increases (decreases) from transfers	(474,284,985)	1,249,969	4,152,489	460,761,588	8,816,027	(695,088)	-
	Increases (decreases) from transfers from construction in progress	(474,284,985)	1,249,969	4,152,489	460,761,588	8,816,027	(695,088)	-
	Increases (decreases) from other changes	21,568,635	(38,952)	(8,447,198)	14,266,572	5,387,042	803,582	33,539,681
	Disposals and removals from service	(3,844,326)	(301,273)	(1,165,599)	(540,141)	(2,606,501)	-	(8,457,840)
	Disposals	(1,566,349)	(238,120)	(1,165,495)	-	(2,511,470)	-	(5,481,434)
	Removals	(2,277,977)	(63,153)	(104)	(540,141)	(95,031)	-	(2,976,406)
	Total changes	516,800,845	6,363,612	(10,839,071)	263,515,046	23,421,793	1,154,769	800,416,994
Closing balance at December 31, 2014		1,735,117,241	106,233,186	81,981,704	6,097,991,766	96,320,714	116,571,108	8,234,215,719

Changes in 2013		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Financial Lease, Net	Property, Plant and Equipment, Net
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2013		800,258,044	100,075,276	94,150,678	5,855,072,717	73,606,717	126,760,139	7,049,923,571
Changes	Increases other than from business combinations	693,084,284	150,828	996,596	(50,364)	8,533,951	361,737	703,077,032
	Acquisitions through business combinations (3)	53,274,335	814,674	298,215	58,015,823	1,771,530	-	114,174,577
	Increase (decrease) from exchange differences, net	(19,482,775)	38,929	(2,619,529)	(57,126,925)	(1,960,839)	(238,600)	(81,389,739)
	Depreciation	-	-	(4,706,723)	(316,428,394)	(13,464,577)	(4,641,176)	(339,240,870)
	Impairment losses recognized in profit or loss	(272,181)	-	-	(12,388,154)	-	-	(12,660,335)
	Increases (decreases) from transfers and other changes	(307,408,909)	185,811	4,379,954	311,554,675	5,079,458	(6,825,761)	6,965,228
	Increases (decreases) from transfers	(315,082,373)	123,311	4,079,468	310,623,109	5,686,102	(5,429,617)	-
	Increases (decreases) from transfers from construction in progress	(315,082,373)	123,311	4,079,468	310,623,109	5,686,102	(5,429,617)	-
	Increases (decreases) from other changes	7,673,464	62,500	300,486	931,566	(606,644)	(1,396,144)	6,965,228
	Disposals and removals from service	(1,136,402)	(1,395,944)	321,584	(4,172,658)	(667,319)	-	(7,050,739)
	Disposals	-	(1,395,944)	-	-	-	-	(1,395,944)
	Removals	(1,136,402)	-	321,584	(4,172,658)	(667,319)	-	(5,654,795)
	Total changes	418,058,352	(205,702)	(1,329,903)	(20,595,997)	(707,796)	(11,343,800)	383,875,154
Closing balance at December 31, 2013		1,218,316,396	99,869,574	92,820,775	5,834,476,720	72,898,921	115,416,339	7,433,798,725

                (1) See Note 2.4.1 and 5.

                (2) See Note 30.

                (3) See Note 2.4.1 and 26.1.1.

Additional information on property, plant and equipment, net

a)	Main investments

Major additions to property, plant and equipment are investments in operating plants and new projects amounting to ThCh$1,053,081,596 at December 31, 2014 (ThCh$703,077,032 at December 31, 2013). In the generation business main investments include the progress in the construction of the El Quimbo hydraulic power plant in Colombia (400 MW), involving additions of ThCh$175,419,903 at December 31, 2014 (ThCh$150,262,546 at December 31, 2013). In the distribution business major investments are network extensions and investments to optimize their operation, in order to improve the efficiency and quality of service, amounting to ThCh$393,818,587 at December 31, 2014 (ThCh$274,964,283 at December 31, 2013).

b)	Finance leases

As of December 31, 2014 and 2013, property, plant and equipment includes ThCh$116,571,108 and ThCh$115,416,339, respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2014			12-31-2013
	Gross ThCh$	Interest ThCh$	Present Value ThCh$	Gross ThCh$	Interest ThCh$	Present Value ThCh$
Less than one year	19,830,764	1,707,340	18,123,424	15,915,072	1,868,169	14,046,903
From one to five years	78,271,598	11,421,552	66,850,046	58,429,290	5,874,399	52,554,891
More than five years	17,270,183	459,055	16,811,128	38,025,761	3,295,944	34,729,817
Total	115,372,545	13,587,947	101,784,598	112,370,123	11,038,512	101,331,611

Leased assets primarily relate to:

1. Endesa Chile S.A.: a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Endesa Chile and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

2. Edegel S.A.: lease agreements to finance the project of converting the Ventanilla thermoelectric plant to a combined cycle plant. The agreements were signed between Edegel S.A.A. and the financial institutions BBVA - Banco Continental, Banco de Crédito del Perú, Citibank del Perú and Banco Internacional del Perú - Interbank. These agreements have an average term of 8 years and bear interest at an annual rate of Libor + 1.75% as of December 31, 2014.

The company also has an agreement with Scotiabank, which financed the construction of a new open cycle plant at the Santa Rosa Plant. This agreement has a term of 9 years and bears interest an annual rate of Libor + 1.75%.

c)	Operating leases

The consolidated statements of income at December 31, 2014, 2013 and 2012 include ThCh$21,087,207, ThCh$18,878,285 and ThCh$18,483,171, respectively, corresponding to accrual during these periods of operating lease contracts for material assets in operation.

As of December 31, 2014 and 2013, the total future lease payments under those contracts are as follows:

	12-31-2014 ThCh$	12-31-2013 ThCh$
Less than one year	13,540,619	10,447,299
From one to five years	34,389,527	41,971,517
More than five years	46,504,376	65,678,252
Total	94,434,522	118,097,068

d)	Other information

i) As of December 31, 2014 and 2013, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$468,173,548 and ThCh$350,969,175, respectively.

ii) As of December 31, 2014 and 2013, the Group had property, plant and equipment pledged as security for liabilities in the amount of ThCh$21,952,283 and ThCh$176,514,115, respectively (see Note 36).

iii) The Company and its foreign subsidiaries have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million limit in the case of generating companies and a €50 million limit for distribution companies, including business interruption coverage. Additionally, the Company has Civil Liability insurance to meet claims from third parties with a €500 million limit. The premiums associated with these policies are presented proportionally for each company under the line item “Expenses paid in advance”.

iv) The situation of certain assets of our subsidiary Endesa Chile has changed, primarily works and infrastructure for facilities built to support power generation in the SIC grid in 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new projects that will be starting up soon. This has resulted in a new supply configuration for the coming years, in which it is expected that these facilities will not need to be used. Therefore, in the 2009 fiscal year, the company recorded an impairment provision of ThCh$43,999,600 for these assets, which is still in effect.

v) On October 16, 2012, Endesa Chile began the collection process on all of the bank performance bonds guaranteeing compliance with the works and correct, timely execution of these works as specified in the agreement “Bocamina Thermal Plant Expansion Project”, contract ACP-003.06. This is a turnkey project for a 350 MW coal-fired thermal generation plant (“the contract”) signed on July 25, 2007 between Empresa Nacional de Electricidad S.A. (“the owner”) and the consortium consisting of (i) the Chilean company Ingeniería y Construcción Tecnimont Chile y Compañía Limitada; (ii) the Italian company Tecnimont SpA; (iii) the Brazilian company Tecnimont do Brasil Construcao e Administracao de Projetos Ltda; (iv) the Slovakian company Slovenske Energeticke Strojarne a.s. (“SES”); and (v) the Chilean company Ingeniería y Construcción SES Chile Limitada; (all referred to collectively as “the Contractor” or “the Consortium”).

These performance bonds amounted to US$74,795,164.44 and UF 796,594.29 (approximately US$38,200,000). As of December 31, 2012 it was collected US$93,992,554 of these bonds and currently it is still pending to collect US$18,940,295, equivalent to ThCh$11,492,024 in local currency (see Note 36.3.26 and 41).

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

vi) Our Argentine subsidiary, Empresa Distribuidora Sur S.A., has seen its financial equilibrium seriously affected by the delay in the compliance with certain points of the Acta de Acuerdo agreement signed with the Argentine Government, particularly the twice-yearly rate adjustments recognized through the cost-monitoring mechanism (MMC) and the establishment of an Integral Rate Review (IRT) as provided for in this agreement.

At the close of the 2011 fiscal year, Enersis recorded an impairment loss in Property, plant and equipment for the company Empresa Distribuidora Sur S.A. As of December 31, 2014, the amount recorded is ThCh$65,252,942 (see Note 3.e).

vii) At the end of the 2012 fiscal year, our subsidiary Compañía Eléctrica Tarapacá S.A. recorded an impairment loss for ThCh$12,578,098, an amount still in effect, to adjust the book value of its Property, plant and equipment to their recoverable value (see Note 3.e).

viii) At the end of the 2014 fiscal year, our subsidiary Endesa Chile SA recorded an impairment loss provision for ThCh$12,581,947 related to the Punta Alcalde project. This provision arises because the current definition of the project is not fully aligned with the strategy that the Company is reformulating, particularly with regard to technological leadership, and to community and environmental sustainability. Endesa Chile has decided to suspend the project pending clarification of its profitability (see Note 3.e).

18.	INVESTMENT PROPERTY

The detail and changes in investment property during the 2014 and 2013 fiscal years are as follows:

	Investment Properties, Gross	Accumulated Depreciation, Amortization and Impairment	Investment Properties, Net
Investment Properties	ThCh$	ThCh$	ThCh$

Balance at January 1, 2013	51,003,011	(4,080,041)	46,922,970
Additions	2,487,919	-	2,487,919
Disposals	(6,443,325)	2,127,925	(4,315,400)
Depreciation expense	-	(59,078)	(59,078)
Impairment losses recognized in income statement	-	(159,362)	(159,362)
Balance at December 31, 2013	47,047,605	(2,170,556)	44,877,049
Additions	1,463,242	-	1,463,242
Land sales (1)	(1,806,675)	-	(1,806,675)
Disposals related to the sale of subsidiaries (2)	(36,040,698)	-	(36,040,698)
Depreciation expense	-	(30,483)	(30,483)
Impairment reversals recognized in income statement	-	52,127	52,127
Closing balance investment properties at December 31, 2014	10,663,474	(2,148,912)	8,514,562

(1)	The selling prices of investment properties disposed of during the 2014 and 2013 fiscal years were ThCh$9,363,249 and ThCh$16,510,931, respectively.
(2)	See Note 32.

- Fair value measurement and hierarchy

The fair value of the Group’s investment properties as of December 31, 2014 was ThCh$12,272,521. This value was based on independent appraisals.

As of December 31, 2014, the market value of these properties has not changed significantly.

The hierarchy of these investment properties’ fair values is as follows:

	Fair value measured at the end of the reporting period using:
	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$
Investment Properties	-	12,272,521	-

See Note 3.h.

As of December 31, 2014 and 2013, the detail of income and expenses from investment properties is as follows:

	Balance at
	12-31-2014	12-31-2013
Income and expense from investment properties	ThCh$	ThCh$
Rental income from investment properties	263,643	341,494
Income from the sale of investment properties (*)	9,363,249	16,510,931
Direct operating expense from investment properties generating rental income	(328,590)	(192,963)
Direct operating expense from investment properties not generating rental income (*)	(1,806,675)	(4,315,400)
Total	7,491,627	12,344,062

(*)	See Note 32.

The company has no repair, maintenance, acquisition, construction or development agreements that represent future obligations for the Group as of December 31, 2014 (ThCh$971,776 as of December 31, 2013).

The Group has insurance policies to cover operational risks of its investment properties, as well as to cover legal claims against the Group that could potentially arise from exercising its business activity. The Group’s management considers that the insurance policy coverage is sufficient against the risks involved.

19. DEFERRED TAXES

a.        The origin and changes in deferred tax assets and liabilities at December 31, 2014 and 2013 are as follows:

Deferred Tax Assets		Deferred Tax Assets Relating to							Deferred Tax Assets
		Accumulated Depreciation	Amortization	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Loss Carry forwards	Other
Balance at January 1, 2014		69,331,028	-	72,196,398	721,942	43,659,516	1,710,288	22,518,595	210,137,767
Changes	Increase (decrease) in profit or loss	(1,087,397)	(367,726)	9,701,687	(11,108,544)	(23,596,596)	6,297,437	13,170,614	(6,990,525)
	Increase (decrease) in other comprehensive income	-	-	-	10,357,383	1,074,342	-	(1,084)	11,430,641
	Acquisitions through business combinations (1)	-	-	879,716	-	-	537,932	974,883	2,392,531
	Disinvestment through selling businesses	(107,241)	-	(34,403)	-	-	(329,845)	(5,816,292)	(6,287,781)
	Foreign currency translation	(1,847,234)	(551,562)	1,904,394	(1,086,184)	(110,140)	-	(2,055,603)	(3,746,329)
	Transfers to (from) Non-current assets and groups held for sale	-	-	(29,583)	(1,761)	-	(1,448,281)	(1,142,270)	(2,621,895)
	Other increases (decreases)	(2,525,877)	2,426,267	1,648,113	4,220,481	105,439	(1,915,692)	(14,635,266)	(10,676,535)
Balance at December 31, 2014		63,763,279	1,506,979	86,266,322	3,103,317	21,132,561	4,851,839	13,013,577	193,637,874

Deferred Tax Assets		Deferred Tax Assets Relating to							Deferred Tax Assets
		Accumulated Depreciation	Amortization	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Loss Carry forwards	Other
Balance at January 1, 2013		75,826,789	10,700,455	98,105,401	46,865,082	47,115,495	8,635,197	34,307,797	321,556,216
Changes	Increase (decrease) in profit or loss	(4,189,296)	(850,759)	4,955,202	(1,494,579)	(3,355,784)	(16,669,753)	6,745,508	(14,859,461)
	Increase (decrease) in other comprehensive income	-	-	-	(6,028,387)	511,656	-	-	(5,516,731)
	Acquisitions through business combinations under common control (2)	-	-	-	-	-	11,634,643	381,719	12,016,362
	Foreign currency translation	(553,272)	(190,829)	(3,206,774)	(804,512)	(9,658)	630,288	(2,369,230)	(6,503,987)
	Other increases (decreases)	(1,753,193)	(9,658,867)	(27,657,431)	(37,815,662)	(602,193)	(2,520,087)	(16,547,199)	(96,554,632)
Balance at December 31, 2013		69,331,028	-	72,196,398	721,942	43,659,516	1,710,288	22,518,595	210,137,767

Deferred Tax Liabilities		Deferred Tax Liabilities Relating to							Deferred Tax Liabilities
		Accumulated Depreciation	Amortization	Provisions	Foreign Currency Contracts	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other
Balance at January 1, 2014		357,404,910	21,169,697	20,220	-	20,818	5,792,725	11,078,520	395,486,890
Changes	Increase (decrease) in profit or loss	38,692,347	(1,281,408)	(24,553,240)	-	(457,558)	(4,490,773)	39,378,605	47,287,973
	Increase (decrease) in other comprehensive income	-	-	-	-	(20,511)	401,237	378	381,104
	Acquisitions through business combinations (1)	27,088,856	-	-	-	-	-	1,834,311	28,923,167
	Disinvestment through selling businesses	-	-	-	-	-	-	-	-
	Foreign currency translation	18,935,850	1,906,194	(307,279)	-	-	141,446	(2,472,330)	18,203,881
	Transfers to (from) Non-current ssets and Groups available for sale	-	-	-	-	-	-	-	-
	Other increases (decreases)	(14,240,611)	(21,794,483)	24,881,852	-	473,750	(1,681,572)	439,533	(11,921,531)
Balance at December 31, 2014		427,881,352	-	41,553	-	16,499	163,063	50,259,017	478,361,484

Deferred Tax Liabilities		Deferred Tax Liabilities Relating to							Deferred Tax Liabilities
		Accumulated Depreciation	Amortization	Provisions	Foreign Currency Contracts	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other
Balance at January 1, 2013		371,424,034	41,745,931	-	-	17,080	6,425,224	81,515,428	501,127,697
Changes	Increase (decrease) in profit or loss	(19,041,347)	(1,760,684)	6,696,045	-	71,264	937,186	4,084,369	(9,013,167)
	Increase (decrease) in other comprehensive income	-	-	-	-	(2,744,987)	553,068	(61,684)	(2,253,603)
	Acquisitions through business combinations under common control (2)	8,534,296	-	-	-	-	-	-	8,534,296
	Foreign currency translation	(43,599)	(1,410,853)	(1,219,749)	-	-	(10,209)	(1,901,703)	(4,586,113)
	Other increases (decreases)	(3,468,474)	(17,404,697)	(5,456,076)	-	2,677,461	(2,112,544)	(72,557,890)	(98,322,220)
Balance at December 31, 2013		357,404,910	21,169,697	20,220	-	20,818	5,792,725	11,078,520	395,486,890

(1)	See Note 2.4.1 and 5.
(2)	See Note 2.4.1 and 26.1.1

Recovery of deferred tax assets will depend on whether sufficient tax profits are obtained in the future. The Company believes that the future profit projections for its numerous subsidiaries will allow these assets to be recovered.

b.        As of December 31, 2014, the Group has not recognized deferred tax assets related to tax losses carry forward totaling ThCh$44,329,969 (ThCh$25,233,492 at December 31, 2013). See Note 3.p.

The Group has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. At December 31, 2014, the aggregate amount of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$1,940,029,172 (ThCh$2,204,237,044 at December 31, 2013).

Additionally, the Group has not recognized deferred tax asset for deductible temporary differences which at December 31, 2014, totaled ThCh$79.702.961 (ThCh$ 109.648.898 at December 31, 2013), because that it is not probable that sufficient future taxable profits exist to recover such temporary differences.

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

Country	Period
Chile	2012-2014
Argentina	2008-2014
Brazil	2009-2014
Colombia	2013-2014
Peru	2010-2014

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

The effects of deferred tax on the components of other comprehensive income are as follows:

Effects of Deferred Tax on the Components of Other Comprehensive Income	12-31-2014			12-31-2013
	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$

Available-for-sale financial assets	1,849	(1,462)	387	(2,273)	455	(1,818)
Cash flow hedge	(145,892,370)	35,887,996	(110,004,374)	(76,088,977)	12,332,516	(63,756,461)
Amount of other comprehensive income from associates and joint ventures accounted for using the equity method	13,476,871	-	13,476,871	8,367,223	-	8,367,223
Foreign currency translation	4,370,649	-	4,370,649	(76,723,893)	-	(76,723,893)
Gains (Losses) from defined-benefit pension plans	(36,681,734)	12,694,514	(23,987,220)	6,351,518	(2,603,231)	3,748,287

Income tax related to components of other income and expense debited or credited to Equity	(164,724,735)	48,581,048	(116,143,687)	(138,096,402)	9,729,740	(128,366,662)

c.        In Chile, Law No. 20,780 was published in the Official Gazette on September 29, 2014. It changes the income tax system and other taxes, by replacing the current tax system in 2017 with two alternative tax systems: the attributed income system and partially integrated system.

This Law gradually increases the rate of income tax on corporate income. Thus, it will increase to 21% in 2014, to 22.5% in 2015 and to 24% in 2016. As from 2017 taxpayers choosing the attributed income system will be subject to a rate of 25%, while companies choosing the partially integrated system will be subject to a rate of 25.5% in 2017 and 27% in 2018.

Furthermore, this Law establishes that the partially integrated system will apply by default to open stock companies, unless a future Extraordinary Shareholders’ Meeting agrees to adopt the attributed income system.

Enersis assumes that, since an Extraordinary Shareholders’ Meeting has not agreed to adopt the alternative system, the partially integrated system applies by default. Therefore, changes in deferred tax assets and liabilities have been recognized, which occur as a direct effect of the increase in the corporate income tax rate on net income. Specifically, as of December 31, 2014 the net charge against income was a loss of ThCh$62,035,245.

d.        In Colombia, Law 1,739 dated 2014 increased from 8% to 9% indefinitely the rate for the specific income tax for financing social programs known as CREE, levied on taxable profits earned each year for the tax year 2016 onwards.

Additionally, this Law established the CREE surcharge of 5%, 6%, 8% and 9% for 2015, 2016, 2017 and 2018, respectively.

The effect of temporary differences involving the payment of less or more income tax in the current year is recorded as a deferred tax credit or debit respectively at the tax rates in effect when the differences are reversed (39% in 2015 40% in 2016, 42% in 2017, 43% in 2018 and 34% from 2019), provided there is a reasonable expectation that such differences will reverse in the future and that the asset will generate sufficient taxable income.

Due to this rate increase, the Colombian subsidiaries have recognized changes in their deferred tax assets and liabilities as of December 31, 2014. The net effect on income was a profit of ThCh$3,943,235.

e.        In Peru, the rate of corporate income tax is 30% on taxable income, after deducting the employees profit share of 5% of taxable income, as of December 31, 2014 and 2013.

Law No. 30296 establishes that the applicable rate of corporate income tax on taxable income, after deducting the employees profit share will be as follows: 28% in 2015 and 2016, 27% in 2017 and 2018, and 26% from 2019 onwards.

Due to this rate increase, the Peruvian subsidiaries have recognized changes in their deferred tax assets and liabilities as of December 31, 2014. The net effect on income was a profit of ThCh$24,818,773.

20. OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2014 and 2013 is as follows:

Other Financial Liabilities		12-31-2014		12-31-2013
		Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Interest-bearing borrowings		418,266,381	3,167,948,954	785,231,174	2,688,538,096
Hedging derivatives (*)		995,059	114,861,592	117,341,051	97,231,764
Non-hedging derivatives (**)		2,544,239	6,286,982	1,410,556	-
Obligation for Túnel el Melón concession		-	-	2,692,424	4,479,251

	Total	421,805,679	3,289,097,528	906,675,205	2,790,249,111

(*)	See Note 22.2.a
(**)	See Note 22.2.b

20.1 Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2014 and 2013 is as follows:

Classes of Loans that Accrue Interest		12-31-2014		12-31-2013
		Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Bank loans		42,325,846	247,216,989	154,917,772	219,963,968
Unsecured obligations		308,925,119	2,565,417,993	407,412,807	2,179,772,922
Secured obligations		-	-	4,828,233	-
Financial leases		18,123,424	83,661,174	14,046,903	87,284,708
Other obligations		48,891,992	271,652,798	204,025,459	201,516,498

	Total	418,266,381	3,167,948,954	785,231,174	2,688,538,096

Bank loans by currency and contractual maturity as of December 31, 2014 and 2013 are as follows:

            - Summary of bank loans by currency and maturity

Country	Currency	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12/31/2014 ThCh$	Maturity					Total Non- current at 12/31/2014
				One to three months ThCh$	Three to twelve months ThCh$		One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	Over five years ThCh$
												ThCh$

Chile	US$	5.98%	Unsecured	-	1,007,362	1,007,362	-	-	-	-	-	-
Chile	Ch$	5.47%	Unsecured	1,594	-	1,594	-	-	-	-	-	-
Peru	US$	2.93%	Unsecured	2,472,247	8,382,913	10,855,160	38,628,554	17,850,471	16,254,959	255,432	-	72,989,416
Peru	Sol	5.41%	Unsecured	175,487	-	175,487	-	2,029,640	22,326,036	-	-	24,355,676
Argentina	US$	13.03%	Unsecured	11,451,387	2,126,669	13,578,056	1,022,595	-	-	-	-	1,022,595
Argentina	Ar$	33.25%	Unsecured	4,304,802	11,794,567	16,099,369	6,999,683	-	-	-	-	6,999,683
Colombia	CP	8.13%	Unsecured	-	209,395	209,395	-	-	-	-	77,750,800	77,750,800
Brazil	Real	10.30%	Unsecured	9,358	390,065	399,423	-	21,366,273	21,366,273	21,366,273	-	64,098,819

			Total	18,414,875	23,910,971	42,325,846	46,650,832	41,246,384	59,947,268	21,621,705	77,750,800	247,216,989

Country	Currency	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12/31/2013	Maturity					Total Non- current at 12/31/2013
				One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	Over five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	2.29%	Unsecured	404,070	106,087,194	106,491,264	858,299	-	-	-	-	858,299
Chile	Ch$	5.67%	Unsecured	1,523	176	1,699	-	-	-	-	-	-
Peru	US$	2.78%	Unsecured	2,676,462	2,785,037	5,461,499	8,394,485	13,644,318	14,563,037	13,182,334	-	49,784,174
Peru	Sol	5.41%	Unsecured	150,822	-	150,822	-	-	1,878,295	20,661,242	-	22,539,537
Argentina	US$	9.31%	Unsecured	6,425,910	4,853,256	11,279,166	1,617,752	-	-	-	-	1,617,752
Argentina	Ar$	27.55%	Unsecured	14,322,039	9,470,728	23,792,767	8,913,225	6,309,077	-	-	-	15,222,302
Colombia	CP	6.84%	Unsecured	-	188,239	188,239	-	-	-	-	82,965,288	82,965,288
Brazil	US$	7.70%	Unsecured	69,098	7,173,489	7,242,587	7,711,388	3,997,031	4,324,406	955,764	1,064,912	18,053,501
Brazil	Real	10.12%	Unsecured	-	309,729	309,729	-	-	9,641,039	9,641,038	9,641,038	28,923,115

			Total	24,049,924	130,867,848	154,917,772	27,495,149	23,950,426	30,406,777	44,440,378	93,671,238	219,963,968

- Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2014 totaled ThCh$378,488,796 (ThCh$371,446,585 at December 31, 2013). The borrowings have been classified as Level 2 fair values for both fiscal years, based on the entry data from the valuation techniques used (see Note 3.h).

            - Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	December 31, 2014									December 31, 2013
										Current ThCh$			Non-current ThCh$						Current ThCh$			Non-current ThCh$
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current
Foreign	Ampla Energía S.A.	Brazil	Foreign	Banco do Brazil	Brazil	Brazilian real	11.19%	11.34%	At maturity	-	390,065	390,065	-	9,920,055	9,920,055	9,920,055	-	29,760,165	-	309,729	309,729	-	-	9,641,039	9,641,038	9,641,038	28,923,115
Foreign	CGTF S.A.	Brazil	Foreign	IFC - A	Brazil	US$	8.03%	8.05%	Semi-annually	-	-	-	-	-	-	-	-	-	41,076	2,796,717	2,837,793	3,004,233	3,227,148	3,466,603	-	-	9,697,984
Foreign	CGTF S.A.	Brazil	Foreign	IFC - B	Brazil	US$	2.64%	2.61%	Semi-annually	-	-	-	-	-	-	-	-	-	9,841	4,376,772	4,386,613	4,707,155	-	-	-	-	4,707,155
Foreign	CGTF S.A.	Brazil	Foreign	IFC - C	Brazil	US$	12.18%	12.32%	Semi-annually	-	-	-	-	-	-	-	-	-	18,181	-	18,181	-	769,883	857,803	955,764	1,064,912	3,648,362
96,800,570-7	Chilectra S.A.	Chile		Credit lines	Chile	Ch$	5.91%	5.91%	Other	133	-	133	-	-	-	-	-	-	198	-	198	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	4.08%	3.93%	Quarterly	260,672	564,193	824,865	752,258	752,258	15,233,217	-	-	16,737,733	228,354	488,235	716,589	650,979	650,980	650,980	13,182,334	-	15,135,273
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.07%	2.97%	Quarterly	395,746	1,137,486	1,533,232	1,516,648	1,516,648	-	-	-	3,033,296	348,176	984,344	1,332,520	1,312,459	1,312,458	1,312,456	-	-	3,937,373
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.48%	3.40%	Quarterly	287,425	766,306	1,053,731	1,021,742	1,021,742	1,021,742	255,432	-	3,320,658	-	-	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	0.76%	0.78%	At maturity	-	-	-	-	-	-	-	-	-	2,099,932	-	2,099,932	-	-	-	-	-	-
Foreign	Cien S.A.	Brazil	Foreign	Bndes	Brazil	Brazilian real	7.46%	7.46%	Monthly	9,358	-	9,358	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Coelce S.A.	Brazil	Foreign	Banco Itaú Brazil	Brazil	Brazilian real	11.96%	12.09%	Yearly	-	-	-	-	11,446,218	11,446,218	11,446,218	-	34,338,654	-	-	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	3.44%	3.36%	Quarterly	1,516,649	5,914,928	7,431,577	13,498,170	14,559,823	-	-	-	28,057,993	-	1,312,458	1,312,458	6,431,047	11,680,880	12,599,601	-	-	30,711,528
Foreign	Edegel S.A.A	Peru	Foreign	Bank Nova Scotia	Peru	US$	0.97%	0.97%	At maturity	11,755	-	11,755	21,839,736	-	-	-	-	21,839,736	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Sol	6.90%	6.73%	Quarterly	28,029	-	28,029	-	2,029,640	-	-	-	2,029,640	25,939	-	25,939	-	-	1,878,295	-	-	1,878,295
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Sol	5.83%	5.71%	Quarterly	92,908	-	92,908	-	-	4,262,243	-	-	4,262,243	85,979	-	85,979	-	-	-	3,944,419	-	3,944,419
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	5.10%	5.01%	Quarterly	12,224	-	12,224	-	-	3,044,460	-	-	3,044,460	9,359	-	9,359	-	-	-	2,817,442	-	2,817,442
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	5.10%	5.01%	Quarterly	19,669	-	19,669	-	-	5,074,099	-	-	5,074,099	14,947	-	14,947	-	-	-	4,695,737	-	4,695,737
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	5.10%	5.01%	Quarterly	12,130	-	12,130	-	-	4,871,135	-	-	4,871,135	8,105	-	8,105	-	-	-	4,507,907	-	4,507,907
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	5.10%	5.01%	Quarterly	10,527	-	10,527	-	-	5,074,099	-	-	5,074,099	6,493	-	6,493	-	-	-	4,695,737	-	4,695,737
Foreign	Edesur S.A.	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	32.46%	28.51%	Monthly	86,295	3,157,116	3,243,411	-	-	-	-	-	-	34,976	2,015,680	2,050,656	-	2,983,206	-	-	-	2,983,206
Foreign	Edesur S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	22.63%	21.00%	Monthly	-	-	-	-	-	-	-	-	-	67,383	-	67,383	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Itaú Argentina	Argentina	Ar$	36.34%	31.39%	Monthly	20,520	807,217	827,737	-	-	-	-	-	-	45,166	907,056	952,222	-	907,056	-	-	-	907,056
Foreign	Edesur S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	36.17%	31.27%	Monthly	-	-	-	-	-	-	-	-	-	216,262	806,272	1,022,534	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Provincia	Argentina	Ar$	29.14%	25.85%	Monthly	434,480	-	434,480	-	-	-	-	-	-	6,468	241,882	248,350	-	483,763	-	-	-	483,763
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	29.74%	26.91%	Quarterly	47,485	1,435,053	1,482,538	-	-	-	-	-	-	113,687	2,015,679	2,129,366	-	1,612,544	-	-	-	1,612,544

Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	32.00%	30.00%	Quarterly	566,446	-	566,446	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	25.60%	23.00%	Monthly	-	-	-	-	-	-	-	-	-	1,397	71,491	72,888	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	25.59%	23.00%	Monthly	-	-	-	-	-	-	-	-	-	7,038	518,946	525,984	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Comafi	Argentina	Ar$	39.80%	34.00%	Monthly	-	-	-	-	-	-	-	-	-	22,646	-	22,646	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	ICB Argentina	Argentina	Ar$	32.65%	29.22%	Quarterly	287,700	-	287,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	22.63%	29.11%	Quarterly	-	-	-	-	-	-	-	-	-	227,804	725,641	953,445	-	322,508	-	-	-	322,508
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP	8.39%	8.22%	At maturity	-	55,892	55,892	-	-	-	-	20,393,652	20,393,652	-	50,016	50,016	-	-	-	-	21,761,387	21,761,387
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	8.19%	8.03%	At maturity	-	153,503	153,503	-	-	-	-	57,357,148	57,357,148	-	138,223	138,223	-	-	-	-	61,203,901	61,203,901
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	30.00%	30.00%	At maturity	710,351	-	710,351	-	-	-	-	-	-	798,209	-	798,209	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	B.N.P. Paribas	USA	US$	6.32%	5.98%	Semi-annually	-	1,007,362	1,007,362	-	-	-	-	-	-	-	883,679	883,679	858,299	-	-	-	-	858,299
91,081,000-6	Endesa Chile S.A.	Chile	97,004,000-5	Banco Santander	Chile	Ch$	6.00%	6.00%	Monthly	1,338	-	1,338	-	-	-	-	-	-	-	176	176	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	Banco Santander C.H. SA Chile	USA	US$	1.56%	0.99%	At maturity	-	-	-	-	-	-	-	-	-	-	17,296,605	17,296,605	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	EDC	USA	US$	1.42%	1.34%	Semi-annually	-	-	-	-	-	-	-	-	-	380,556	375,606	756,162	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	The Bank of Tokyo-Mitsubishi, Ltd.	USA	US$	1.56%	0.99%	At maturity	-	-	-	-	-	-	-	-	-	-	17,296,605	17,296,605	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	Scotiabank & Trust Cayman Ltd	Cayman Islands	US$	1.56%	0.99%	At maturity	-	-	-	-	-	-	-	-	-	23,316	26,206,977	26,230,293	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	Mercantil Commercebank	USA	US$	1.56%	0.99%	At maturity	-	-	-	-	-	-	-	-	-	-	10,482,791	10,482,791	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	US$	1.56%	0.99%	At maturity	-	-	-	-	-	-	-	-	-	-	33,544,931	33,544,931	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	25.59%	23.00%	At maturity	-	-	-	-	-	-	-	-	-	99,258	-	99,258	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	35.75%	42.24%	At maturity	-	800,033	800,033	853,856	-	-	-	-	853,856	2,530,765	-	2,530,765	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	37.50%	44.68%	At maturity	-	302,809	302,809	350,571	-	-	-	-	350,571	1,075,305	-	1,075,305	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	18.85%	18.85%	At maturity	-	-	-	-	-	-	-	-	-	531,359	-	531,359	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	32.00%	37.14%	At maturity	-	185,138	185,138	215,736	-	-	-	-	215,736	658,713	-	658,713	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	36.00%	42.59%	At maturity	-	-	-	-	-	-	-	-	-	1,154,665	-	1,154,665	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	35.00%	41.21%	At maturity	-	289,401	289,401	337,088	-	-	-	-	337,088	1,031,807	-	1,031,807	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	32.50%	37.81%	At maturity	-	955,718	955,718	1,113,199	-	-	-	-	1,113,199	3,450,479	-	3,450,479	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	13.25%	13.92%	Quarterly	-	2,126,669	2,126,669	1,022,595	-	-	-	-	1,022,595	3,155,920	-	3,155,920	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	ICB Argentina	Argentina	Ar$	36.00%	42.59%	Quarterly	-	324,772	324,772	377,538	-	-	-	-	377,538	-	-	-	-	-	-	-	-	-
94,271,00-3	Enersis S.A.	Chile	97,004,000-5	Banco Santander Chile	Chile	Ch$	4.50%	4.50%	At maturity	123	-	123	-	-	-	-	-	-	1,519	-	1,519	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	30.72%	28.00%	At maturity	1,461,573	-	1,461,573	-	-	-	-	-	-	1,651,420	-	1,651,420	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	13.35%	12.73%	Quarterly	5,725,691	-	5,725,691	-	-	-	-	-	-	1,634,992	2,426,628	4,061,620	808,876	-	-	-	-	808,876
Foreign	H. El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	13.35%	12.73%	Quarterly	2,862,848	-	2,862,848	-	-	-	-	-	-	817,499	1,213,314	2,030,813	404,438	-	-	-	-	404,438
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	13.35%	12.73%	Quarterly	2,862,848	-	2,862,848	-	-	-	-	-	-	817,499	1,213,314	2,030,813	404,438	-	-	-	-	404,438
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	33.70%	29.25%	At maturity	-	-	-	-	-	-	-	-	-	161,254	-	161,254	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Santander - Sindicado IV	Argentina	Ar$	35.26%	31.36%	Quarterly	158,689	813,581	972,270	862,890	-	-	-	-	862,890	100,275	498,659	598,934	2,050,042	-	-	-	-	2,050,042
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau- Sindicado IV	Argentina	Ar$	35.26%	31.36%	Quarterly	144,890	742,835	887,725	787,856	-	-	-	-	787,856	91,555	455,297	546,852	1,871,777	-	-	-	-	1,871,777
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado IV	Argentina	Ar$	35.26%	31.36%	Quarterly	137,990	707,462	845,452	750,339	-	-	-	-	750,339	87,195	433,616	520,811	1,782,645	-	-	-	-	1,782,645
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Sindicado IV	Argentina	Ar$	35.26%	31.36%	Quarterly	48,297	247,612	295,909	262,618	-	-	-	-	262,618	30,519	151,766	182,285	623,926	-	-	-	-	623,926

Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Sindicado IV	Argentina	Ar$	35.26%	31.36%	Quarterly	20,699	106,119	126,818	112,552	-	-	-	-	112,552	13,080	65,042	78,122	267,397	-	-	-	-	267,397

Foreign	H. El Chocón S.A.	Argentina	Foreign	ICB Argentina	Argentina	Ar$	35.26%	31.36%	Quarterly	179,387	919,701	1,099,088	975,440	-	-	-	-	975,440	113,354	563,701	677,055	2,317,438	-	-	-	-	2,317,438

79,913,810-7	Manso de Velasco Ltda.	Chile	97,004,000-5	Banco Santander Chile	Argentina	Ch$	6.00%	6.00%	Monthly	-	-	-	-	-	-	-	-	-	4	-	4	-	-	-	-	-	-

					Total					18,414,875	23,910,971	42,325,846	46,650,832	41,246,384	59,947,268	21,621,705	77,750,800	247,216,989	24,049,924	130,867,848	154,917,772	27,495,149	23,950,426	30,406,777	44,440,378	93,671,238	219,963,968
Appendix No.4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

20.2    Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of December 31, 2014 and 2013 is as follows:

      - Summary of unsecured liabilities by currency and maturity

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12/31/2014	Maturity					Total Non- current at 12/31/2014
				One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	Over five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	7.17%	Unsecured	10,600,825	124,464,832	135,065,657	153,936,502	-	-	-	420,471,172	574,407,674
Chile	U.F.	5.57%	Unsecured	1,523,693	8,154,883	9,678,576	8,345,041	8,530,345	8,726,297	31,321,793	272,880,640	329,804,116
Peru	US$	6.59%	Unsecured	4,852,113	-	4,852,113	12,133,186	-	6,066,593	4,953,980	12,133,186	35,286,945
Peru	Sol	6.57%	Unsecured	7,369,056	23,437,141	30,806,197	17,292,530	20,093,432	-	29,429,775	146,235,538	213,051,275
Colombia	CP	8.16%	Unsecured	92,570,006	-	92,570,006	36,963,495	142,924,458	122,313,646	92,241,270	690,301,242	1,084,744,111
Brazil	Real	12.55%	Unsecured	-	35,952,570	35,952,570	80,341,173	104,952,742	93,563,508	49,266,449	-	328,123,872

			Total	116,915,693	192,009,426	308,925,119	309,011,927	276,500,977	230,670,044	207,213,267	1,542,021,778	2,565,417,993

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12/31/2013	Maturity					Total Non- current at 12/31/2013
				One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	Over five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	7.62%	Unsecured	208,555,534	810,389	209,365,923	104,458,309	134,528,116			159,538,410	398,524,835
Chile	U.F.	5.57%	Unsecured	-	9,072,702	9,072,702	4,848,388	4,848,388	4,848,388	4,848,388	299,711,440	319,104,992
Peru	US$	6.89%	Unsecured	862,593	5,164,073	6,026,666	3,336,269	10,499,668		5,249,833	14,786,682	33,872,452
Peru	Sol	6.63%	Unsecured	7,549,494	34,181,671	41,731,165	21,583,486	19,759,661	9,391,473		98,704,389	149,439,009
Colombia	CP	7.54%	Unsecured	108,852,499	26,251,335	135,103,834	68,210,526	39,442,515	152,406,248	108,749,003	645,988,991	1,014,797,283
Brazil	Real	11.06%	Unsecured	-	6,112,517	6,112,517	24,268,964	75,417,620	115,258,988	24,831,076	24,257,703	264,034,351

			Total	325,820,120	81,592,687	407,412,807	226,705,942	284,495,968	281,905,097	143,678,300	1,242,987,615	2,179,772,922

20.3 Secured liabilities

The detail of Secured Liabilities by currency and maturity as December 31, 2014 and 2013 is as follows:

      - Summary of secured liabilities by currency and maturity

As of December 31, 2014 there were no secured liabilities.

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12/31/2013	Maturity					Total Non- current at 12/31/2013
				One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	Over five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	Sol	6.16%	Secured	4,828,233	-	4,828,233	-	-	-	-	-	-

			Total	4,828,233	-	4,828,233	-	-	-	-	-	-

      - Fair value measurement and hierarchy

The fair value of current and non-current secured and unsecured liabilities as of December 31, 2014 totaled ThCh$3,207,640,549 (ThCh$3,006,275,851 at December 31, 2013). These liabilities have been classified as Level 2 fair values for both fiscal years, based on the entry data from the valuation techniques used (see Note 3.h).

- Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured	December 31, 2014									December 31, 2013
										Current ThCh$			Non-current ThCh$						Current ThCh$			Non-current ThCh$
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	6.25%	6.16%	Yes	-	-	-	-	-	-	-	-	-	4,828,233	-	4,828,233	-	-	-	-	-	-

					Total Secured Bonds					-	-	-	-		-	-	-	-	4,828,233	-	4,828,233	-	-	-	-	-	-

Foreign	Ampla Energía S.A.	Brazil	Foreign	Bonds, 1st series	Brazil	Brazilian real	11.69%	11.87%	No	-	13,508,284	13,508,284	13,392,075	-	-	-	-	13,392,075	-	108,915	108,915	12,783,581	12,588,324	-	-	-	25,371,905
Foreign	Ampla Energía S.A.	Brazil	Foreign	Bonds, 2nd series	Brazil	Brazilian real	14.63%	14.82%	No	-	2,206,338	2,206,338	16,792,364	17,045,383	17,045,383	-	-	50,883,130	-	1,996,222	1,996,222	-	15,535,408	31,070,822	-	-	46,606,230
Foreign	Ampla Energía S.A.	Brazil	Foreign	Bonds, 1st series	Brazil	Brazilian real	11.50%	11.67%	No	-	97,895	97,895	11,183,110	11,446,218	-	-	-	22,629,328	-	91,511	91,511	-	11,124,275	11,124,275	-	-	22,248,550
Foreign	Ampla Energía S.A.	Brazil	Foreign	Bonds, 2nd series	Brazil	Brazilian real	12.65%	12.80%	No	-	2,627,046	2,627,046	-	26,615,437	26,615,443	26,615,443	-	79,846,323	-	2,376,949	2,376,949	-	-	48,281,610	-	24,257,703	72,539,313
Foreign	Ampla Energía S.A.	Brazil	Foreign	Bonds, 1st series	Brazil	Brazilian real	11.60%	11.67%	No	-	3,842,192	3,842,192	-	22,666,150	22,706,738	22,651,006	-	68,023,894	-	-	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B102	Colombia	CP	8.31%	8.06%	No	419,979	-	419,979	-	99,597,748	-	-	-	99,597,748	353,344	-	353,344	-	-	106,178,766	-	-	106,178,766
Foreign	Codensa	Colombia	Foreign	B103	Colombia	CP	8.57%	8.31%	No	106,657	-	106,657	-	-	20,393,652	-	-	20,393,652	90,271	-	90,271	-	-	-	-	21,761,387	21,761,387
Foreign	Codensa	Colombia	Foreign	B604	Colombia	CP	6.89%	6.72%	No	341,784	-	341,784	36,963,495	-	-	-	-	36,963,495	273,780	-	273,780	-	39,442,515	-	-	-	39,442,515
Foreign	Codensa	Colombia	Foreign	B5-13 Bonds	Colombia	CP	6.89%	6.72%	No	447,227	-	447,227	-	-	46,308,886	-	-	46,308,886	358,244	-	358,244	-	-	-	49,414,670	-	49,414,670
Foreign	Codensa	Colombia	Foreign	B12-13 Bonds	Colombia	CP	7.80%	7.58%	No	530,570	-	530,570	-	-	-	-	49,286,360	49,286,360	439,500	-	439,500	-	-	-	-	52,591,832	52,591,832
Foreign	Codensa	Colombia	Foreign	B7-14 Bonds	Colombia	CP	6.49%	6.34%	No	64,396	-	64,396	-	-	-	-	47,160,321	47,160,321	-	-	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B8	Colombia	CP	8.75%	8.48%	No	-	-	-	-	-	-	-	-	-	68,315,341	-	68,315,341	-	-	-	-	-	-
Foreign	Coelce S.A.	Brazil	Foreign	Itaú 1	Brazil	Brazilian real	11.54%	11.54%	No	-	12,502,318	12,502,318	11,904,066	-	-	-	-	11,904,066	-	493,794	493,794	11,485,383	11,345,123	-	-	-	22,830,506
Foreign	Coelce S.A.	Brazil	Foreign	Itaú 2	Brazil	Brazilian real	13.47%	13.47%	No	-	1,168,497	1,168,497	27,069,558	27,179,554	27,195,944	-	-	81,445,056	-	1,045,126	1,045,126	-	24,824,490	24,782,281	24,831,076	-	74,437,847
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.70%	6.59%	No	-	-	-	-	-	-	-	-	-	5,425,591	-	5,425,591	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.41%	6.31%	No	-	8,008	8,008	-	-	-	-	5,074,099	5,074,099	-	7,410	7,410	-	-	-	-	4,695,737	4,695,737
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.38%	6.28%	No	156,702	-	156,702	-	-	-	5,074,099	-	5,074,099	145,018	-	145,018	-	-	-	-	4,695,737	4,695,737
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.86%	6.75%	No	-	-	-	-	-	-	-	-	-	84,523	3,756,589	3,841,112	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No	165,699	-	165,699	-	-	-	-	6,066,593	6,066,593	143,391	-	143,391	-	-	-	-	5,249,834	5,249,834
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	9.20%	9.00%	No	-	-	-	-	-	-	-	-	-	-	5,164,073	5,164,073	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	No	171,325	-	171,325	-	-	-	4,953,980	-	4,953,980	148,259	-	148,259	-	-	-	-	4,287,014	4,287,014
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	No	3,977,405	-	3,977,405	-	-	-	-	-	-	105,649	-	105,649	3,336,269	-	-	-	-	3,336,269
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.73%	6.63%	No	184,210	-	184,210	6,066,593	-	-	-	-	6,066,593	159,409	-	159,409	-	5,249,834	-	-	-	5,249,834
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No	100,099	-	100,099	6,066,593	-	-	-	-	6,066,593	86,622	-	86,622	-	5,249,834	-	-	-	5,249,834
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.57%	6.47%	No	165,694	-	165,694	-	-	6,066,593	-	-	6,066,593	143,386	-	143,386	-	-	-	5,249,833	-	5,249,833
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.86%	5.78%	No	87,681	-	87,681	-	-	-	-	6,066,593	6,066,593	75,877	-	75,877	-	-	-	-	5,249,834	5,249,834
Foreign	Edelnor S.A.A.	Peru	Foreign	Fondo -Fosersoe	Peru	Sol	8.75%	8.57%	No	-	6,118,518	6,118,518	-	-	-	-	-	-	-	27,392	27,392	5,634,886	-	-	-	-	5,634,886
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Integra	Peru	Sol	8.16%	8.00%	No	-	-	-	3,653,351	-	-	-	-	3,653,351	134,049	-	134,049	-	3,380,931	-	-	-	3,380,931
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Horizonte	Peru	Sol	7.22%	7.09%	No	73,257	-	73,257	3,044,460	-	-	-	-	3,044,460	67,795	-	67,795	-	2,817,442	-	-	-	2,817,442
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	6.06%	5.97%	No	-	85,449	85,449	-	-	-	-	10,148,198	10,148,198	-	79,078	79,078	-	-	-	-	9,391,474	9,391,474
Foreign	Edelnor S.A.A.	Peru	Foreign	FCR - Macrofondo	Peru	Sol	5.56%	5.49%	No	199,141	-	199,141	-	-	-	-	10,148,198	10,148,198	184,291	-	184,291	-	-	-	-	9,391,474	9,391,474
Foreign	Edelnor S.A.A.	Peru	Foreign	Interseguro Cia de Seguros	Peru	Sol	6.28%	6.19%	No	-	109,072	109,072	-	-	-	-	8,118,559	8,118,559	-	100,939	100,939	-	-	-	-	7,513,179	7,513,179
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Horizonte	Peru	Sol	6.56%	6.46%	No	-	-	-	-	-	-	-	-	-	-	5,583,707	5,583,707	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Integra	Peru	Sol	6.50%	6.40%	No	-	-	-	-	-	-	-	-	-	-	9,773,549	9,773,549	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Integra	Peru	Sol	8.00%	7.85%	No	182,794	-	182,794	5,520,620	-	-	-	-	5,520,620	169,163	-	169,163	-	5,108,962	-	-	-	5,108,962
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Integra	Peru	Sol	5.91%	5.82%	No	-	4,106,563	4,106,563	-	-	-	-	-	-	-	43,758	43,758	-	3,756,589	-	-	-	3,756,589
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Prima	Peru	Sol	6.63%	6.52%	No	-	4,104,101	4,104,101	-	-	-	-	-	-	-	41,479	41,479	3,756,589	-	-	-	-	3,756,589
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Prima	Peru	Sol	6.81%	6.70%	No	-	-	-	-	-	-	-	-	-	-	4,710,843	4,710,843	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Prima	Peru	Sol	6.94%	6.82%	No	189,306	8,118,559	8,307,865	-	-	-	-	-	-	175,190	-	175,190	7,513,179	-	-	-	-	7,513,179
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Prima	Peru	Sol	7.13%	7.00%	No	-	17,072	17,072	5,074,099	-	-	-	-	5,074,099	-	15,799	15,799	-	4,695,737	-	-	-	4,695,737
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Prima	Peru	Sol	7.44%	7.30%	No	181,145	-	181,145	-	-	-	-	6,088,919	6,088,919	167,638	-	167,638	-	-	-	-	5,634,884	5,634,884
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Profuturo	Peru	Sol	8.06%	7.91%	No	5,176,988	-	5,176,988	-	-	-	-	-	-	112,121	-	112,121	4,678,832	-	-	-	-	4,678,832
Foreign	Edelnor S.A.A.	Peru	Foreign	FCR - Macrofondo	Peru	Sol	7.03%	6.91%	No	131,609	-	131,609	-	-	-	4,059,279	-	4,059,279	121,796	-	121,796	-	-	-	-	3,756,589	3,756,589
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	5.44%	5.37%	No	-	-	-	-	-	-	-	-	-	-	4,950,531	4,950,531	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	6.50%	6.40%	No	-	-	-	-	-	-	-	-	-	-	4,908,517	4,908,517	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	6.50%	6.40%	No	-	42,509	42,509	-	4,059,279	-	-	-	4,059,279	-	39,340	39,340	-	-	3,756,589	-	-	3,756,589
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	7.06%	6.94%	No	-	89,590	89,590	-	6,088,919	-	-	-	6,088,919	-	82,909	82,909	-	-	5,634,884	-	-	5,634,884
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	5.00%	4.94%	No	-	59,762	59,762	-	-	-	-	8,118,559	8,118,559	-	59,831	59,831	-	-	-	-	7,513,179	7,513,179
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	5.13%	5.06%	No	223,930	-	223,930	-	-	-	-	10,148,198	10,148,198	207,232	-	207,232	-	-	-	-	9,391,474	9,391,474
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	6.75%	6.64%	No	241,654	-	241,654	-	-	-	-	10,148,198	10,148,198	223,634	-	223,634	-	-	-	-	9,391,474	9,391,474
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	7.28%	7.15%	No	185,078	-	185,078	-	-	-	-	7,205,221	7,205,221	171,277	-	171,277	-	-	-	-	6,667,946	6,667,946
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	6.50%	6.40%	No	-	73,293	73,293	-	-	-	-	10,148,198	10,148,198	67,827	-	67,827	-	-	-	-	9,391,474	9,391,474
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	7.38%	7.24%	No	-	99,791	99,791	-	-	-	-	12,177,838	12,177,838	92,349	-	92,349	-	-	-	-	11,269,768	11,269,768
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	6.78%	6.67%	No	-	306,923	306,923	-	-	-	-	20,296,397	20,296,397	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	6.34%	6.25%	No	-	38,627	38,627	-	-	-	-	12,177,838	12,177,838	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	5.84%	5.76%	No	-	59,304	59,304	-	-	-	20,296,397	-	20,296,397	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	6.34%	6.25%	No	291,845	-	291,845	-	-	-	-	16,237,118	16,237,118	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Sol	4.81%	4.76%	No	135,607	-	135,607	-	9,945,234	-	-	-	9,945,234	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A5 Bonds	Colombia	CP	5.54%	5.43%	No	-	-	-	-	-	-	-	-	-	13,546,078	-	13,546,078	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A-10 Bonds	Colombia	CP	8.87%	8.59%	No	54,029,298	-	54,029,298	-	-	-	-	-	-	410,041	-	410,041	57,333,471	-	-	-	-	57,333,471
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A102 Bonds	Colombia	CP	8.87%	8.59%	No	10,288,151	-	10,288,151	-	-	-	-	-	-	78,103	-	78,103	10,877,055	-	-	-	-	10,877,055
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B-103 Bonds	Colombia	CP	8.99%	8.99%	No	3,361,512	-	3,361,512	-	43,326,710	-	-	-	43,326,710	2,793,820	-	2,793,820	-	-	46,227,482	-	-	46,227,482
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B10 Bonds	Colombia	CP	9.64%	9.31%	No	530,887	-	530,887	-	-	-	40,793,373	-	40,793,373	452,160	-	452,160	-	-	-	-	43,524,534	43,524,534
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B15 Bonds	Colombia	CP	9.96%	9.61%	No	190,004	-	190,004	-	-	-	-	14,144,897	14,144,897	163,078	-	163,078	-	-	-	-	15,091,913	15,091,913
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	E5-09 Bonds	Colombia	CP	9.10%	8.80%	No	-	-	-	-	-	-	-	-	-	-	26,251,335	26,251,335	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B09-09 Bonds	Colombia	CP	9.77%	9.43%	No	1,307,418	-	1,307,418	-	-	55,611,108	-	-	55,611,108	1,116,939	-	1,116,939	-	-	-	59,334,333	-	59,334,333
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B12 Bonds	Colombia	CP	9.97%	9.62%	No	547,749	-	547,749	-	-	-	-	22,830,628	22,830,628	470,239	-	470,239	-	-	-	-	24,359,164	24,359,164
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign bonds	Colombia	CP	10.17%	10.17%	No	2,180,810	-	2,180,810	-	-	-	-	22,942,859	22,942,859	2,327,070	-	2,327,070	-	-	-	-	24,481,561	24,481,561
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds	Colombia	CP	10.17%	10.17%	No	15,671,786	-	15,671,786	-	-	-	-	163,885,784	163,885,784	16,722,841	-	16,722,841	-	-	-	-	174,754,259	174,754,259
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo bonds B10	Colombia	CP	7.30%	7.11%	No	282,892	-	282,892	-	-	-	-	76,406,981	76,406,981	222,497	-	222,497	-	-	-	-	81,524,318	81,524,318
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo bonds B15	Colombia	CP	7.42%	7.22%	No	191,716	-	191,716	-	-	-	-	50,934,262	50,934,262	151,650	-	151,650	-	-	-	-	54,347,606	54,347,606
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo bonds B12-13	Colombia	CP	8.83%	8.55%	No	455,387	-	455,387	-	-	-	-	92,464,960	92,464,960	379,429	-	379,429	-	-	-	-	98,661,277	98,661,277
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo bonds B6-13	Colombia	CP	8.06%	7.82%	No	174,976	-	174,976	-	-	-	38,854,059	-	38,854,059	142,037	-	142,037	-	-	-	-	41,454,410	41,454,410
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B6-13 bonds	Colombia	CP	8.06%	7.82%	No	56,716	-	56,716	-	-	-	12,593,838	-	12,593,838	46,037	-	46,037	-	-	-	-	13,436,730	13,436,730
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo bonds B16-14	Colombia	CP	7.95%	7.73%	No	403,310	-	403,310	-	-	-	-	41,380,613	41,380,613	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo bonds B10-14	Colombia	CP	7.62%	7.41%	No	443,930	-	443,930	-	-	-	-	47,472,761	47,472,761	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo bonds B6-14	Colombia	CP	7.19%	7.01%	No	295,149	-	295,149	-	-	-	-	33,378,162	33,378,162	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B6-14 bonds	Colombia	CP	7.19%	7.01%	No	247,702	-	247,702	-	-	-	-	28,012,654	28,012,654	-	-	-	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	The Bank of New York Mellon - First issue S-1	USA	US$	7.96%	7.88%	No	4,098,882	-	4,098,882	-	-	-	-	123,713,346	123,713,346	3,543,987	-	3,543,987	-	-	-	-	106,741,471	106,741,471
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	The Bank of New York Mellon - First issue S-2	USA	US$	7.40%	7.33%	No	1,310,741	-	1,310,741	-	-	-	-	42,390,409	42,390,409	1,133,296	-	1,133,296	-	-	-	-	36,596,392	36,596,392
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	The Bank of New York Mellon - First issue S-3	USA	US$	8.26%	8.13%	No	830,186	-	830,186	-	-	-	-	18,905,448	18,905,448	717,798	-	717,798	-	-	-	-	15,750,432	15,750,432
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.83%	8.63%	No	4,361,016	121,350,000	125,711,016	-	-	-	-	-	-	3,770,634	-	3,770,634	104,458,309	-	-	-	-	104,458,309
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	The Bank of New York Mellon - Single Series 24296	USA	US$	5.30%	4.25%	No	-	2,177,558	2,177,558	-	-	-	-	234,941,377	234,941,377	-	-	-	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	97,004,000-5	Banco Santander -317 Series-H	Chile	U.F.	7.17%	6.20%	No	-	6,054,055	6,054,055	5,122,437	5,122,437	5,122,437	5,122,437	42,939,415	63,429,163	-	5,792,134	5,792,134	4,848,388	4,848,388	4,848,388	4,848,388	45,132,233	64,525,785
91,081,000-6	Endesa Chile S.A.	Chile	97,004,000-5	Banco Santander 522 Series-M	Chile	U.F.	4.82%	4.75%	No	-	508,451	508,451	-	-	-	22,388,273	220,251,255	242,639,528	-	481,257	481,257	-	-	-	-	229,459,080	229,459,080
94,271,00-3	Enersis S.A.	Chile	Foreign	Yankee bonds 2014	USA	US$	7.69%	7.38%	No	-	-	-	-	-	-	-	-	-	199,389,819	-	199,389,819	-	-	-	-	-	-
94,271,00-3	Enersis S.A.	Chile	Foreign	Yankee bonds 2016	USA	US$	7.76%	7.40%	No	-	934,411	934,411	153,936,502	-	-	-	-	153,936,502	-	807,913	807,913	-	134,528,116	-	-	-	134,528,116
94,271,00-3	Enersis S.A.	Chile	Foreign	Yankee bonds 2026	USA	US$	7.76%	6.60%	No	-	2,863	2,863	-	-	-	-	520,592	520,592	-	2,476	2,476	-	-	-	-	450,115	450,115
94,271,00-3	Enersis S.A.	Chile	97,004,000-5	UF Bonds 269	Chile	U.F.	7.02%	5.75%	No	1,523,693	1,592,377	3,116,070	3,222,604	3,407,908	3,603,860	3,811,083	9,689,970	23,735,425	-	2,799,311	2,799,311	-	-	-	-	25,120,127	25,120,127

					Total Unsecured Bonds					116,915,693	192,009,426	308,925,119	309,011,927	276,500,977	230,670,044	207,213,267	1,542,021,778	2,565,417,993	325,820,120	81,592,687	407,412,807	226,705,942	284,495,968	281,905,097	143,678,300	1,242,987,615	2,179,772,922
Appendix No. 4, letter b) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured liabilities detailed above.

- Detail of finance lease obligations

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2014									December 31, 2013
								Current ThCh$			Non-current ThCh$						Current ThCh$			Non-current ThCh$
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current
91,081,000-6	Endesa Chile S.A.	Chile	87,509,100-K	Abengoa Chile	Chile	US$	6.50%	-	1,470,563	1,470,563	2,427,000	1,566,150	1,667,950	1,776,367	10,215,436	17,652,903	-	1,193,881	1,193,881	1,271,483	1,354,129	1,442,148	1,535,887	10,930,941	16,534,588
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	1.98%	2,122,504	6,312,384	8,434,888	8,416,512	13,307,187	-	-	-	21,723,699	1,347,864	3,986,173	5,334,037	7,283,379	7,283,379	11,515,608	-	-	26,082,366
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	6.55%	-	-	-	-	-	-	-	-	-	130,881	-	130,881	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	6.31%	-	-	-	-	-	-	-	-	-	72,347	72,864	145,211	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	6.64%	-	-	-	-	-	-	-	-	-	17,730	17,889	35,619	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	6.50%	-	-	-	-	-	-	-	-	-	460,878	686,085	1,146,963	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Sol	6.58%	-	-	-	-	-	-	-	-	-	50,071	119,557	169,628	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Sol	6.13%	43,995	-	43,995	-	-	-	-	-	-	116,807	355,674	472,481	40,535	-	-	-	-	40,535
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Santander Peru	Peru	Sol	5.79%	16,223	-	16,223	-	-	-	-	-	-	21,463	65,638	87,101	14,984	-	-	-	-	14,984
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Crédito	Peru	Sol	5.65%	29,007	19,417	48,424	-	-	-	-	-	-	25,830	77,681	103,511	44,603	-	-	-	-	44,603
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Sol	5.29%	102,834	314,402	417,236	107,597	-	-	-	-	107,597	93,488	280,431	373,919	390,532	-	-	-	-	390,532
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	5.89%	-	-	-	-	-	-	-	-	-	-	-	-	24	-	-	-	-	24
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	5.95%	83,365	236,019	319,384	256,430	-	-	-	-	256,430	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	6.00%	73,417	218,216	291,633	308,894	-	-	-	-	308,894	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	5.99%	68,973	206,240	275,213	291,802	-	-	-	-	291,802	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	5.98%	58,734	184,498	243,232	258,191	-	-	-	-	258,191	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Comafi	Argentina	Ar$	40.02%	-	-	-	-	-	-	-	-	-	54,422	73,450	127,872	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Comafi	Argentina	Ar$	37.78%	-	-	-	-	-	-	-	-	-	16,428	27,460	43,888	-	-	-	-	-	-
Foreign	EE Piura	Peru	Foreign	Banco de Crédito	Peru	US$	5.80%	1,640,658	4,921,975	6,562,633	6,562,631	6,562,633	6,562,633	6,562,633	16,811,128	43,061,658	-	4,681,911	4,681,911	4,703,101	8,149,971	4,776,938	5,082,278	21,464,788	44,177,076

			Total					4,239,710	13,883,714	18,123,424	18,629,057	21,435,970	8,230,583	8,339,000	27,026,564	83,661,174	2,408,209	11,638,694	14,046,903	13,748,641	16,787,479	17,734,694	6,618,165	32,395,729	87,284,708

Appendix No. 4 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

- Detail of other obligations

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2014									December 31, 2013
								Current ThCh$			Non-current ThCh$						Current ThCh$			Non-current ThCh$
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current
Foreign	Ampla Energía S.A.	Brazil	Foreign	Eletrobrás	Brazil	Brazilian real	6.51%	320,904	960,799	1,281,703	1,250,075	1,161,274	845,534	363,042	544,563	4,164,488	312,100	932,977	1,245,077	1,243,685	1,214,916	1,128,612	821,752	882,077	5,291,042
Foreign	Ampla Energía S.A.	Brazil	Foreign	Bndes	Brazil	Brazilian real	8.54%	6,342,861	17,834,053	24,176,914	23,778,737	23,778,737	19,359,315	14,939,893	15,331,146	97,187,828	3,253,636	14,562,362	17,815,998	23,109,924	23,109,923	23,109,924	18,814,804	29,419,619	117,564,194
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	0.78%	-	-	-	-	-	-	-	-	-	635	-	635	-	-	-	-	-	-
Foreign	Cien S.A.	Brazil	Foreign	Bndes	Brazil	Brazilian real	7.46%	-	538,196	538,196	538,196	538,196	538,196	538,196	269,098	2,421,882	-	-	-	-	-	-	-	-	-
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Nordeste	Brazil	Brazilian real	7.82%	1,284,981	3,646,330	4,931,311	4,861,773	4,861,773	4,861,773	1,215,443	-	15,800,762	3,443,419	10,247,190	13,690,609	4,725,027	4,725,030	4,725,028	4,725,028	1,181,259	20,081,372
Foreign	Coelce S.A.	Brazil	Foreign	Eletrobras	Brazil	Brazilian real	6.19%	588,874	1,752,419	2,341,293	2,278,359	2,091,086	1,955,381	1,810,372	3,770,223	11,905,421	624,659	1,864,973	2,489,632	2,487,059	2,426,391	2,244,385	2,112,498	5,928,801	15,199,134
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Brazil	Brazil	US$	4.25%	14,875	-	14,875	-	-	-	-	1,688,327	1,688,327	13,448	36,224	49,672	-	-	-	-	1,447,118	1,447,118
Foreign	Coelce S.A.	Brazil	Foreign	BNDES	Brazil	Brazilian real	7.28%	1,845,632	5,157,750	7,003,382	6,877,000	6,877,000	6,877,000	6,877,000	6,268,860	33,776,860	2,894,668	11,535,775	14,430,443	6,683,573	6,683,574	6,683,574	6,683,573	12,776,112	39,510,406
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Brazil	Brazil	Brazilian real	14.96%	-	1,160,712	1,160,712	-	-	-	-	-	-	919,318	-	919,318	-	-	-	-	-	-
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Brazil	Brazil	Brazilian real	11.96%	-	1,074,175	1,074,175	17,169,326	17,169,326	17,169,326	17,169,326	-	68,677,304	-	-	-	-	-	-	-	-	-
Foreign	Coelce S.A.	Brazil	Foreign	Faelce	Brazil	Brazilian real	6.52%	-	-	-	-	-	-	-	-	-	1,431,918	1,421,258	2,853,176	-	-	-	-	-	-
Foreign	Dock Sud	Argentina	Foreign	YPF Internacional	Argentina	US$	5.27%	-	-	-	-	-	-	-	-	-	-	39,208,345	39,208,345	-	-	-	-	-	-
Foreign	Dock Sud	Argentina	Foreign	YPF Argentina	Argentina	US$	3.27%	-	-	-	-	-	-	-	-	-	-	2,381,532	2,381,532	-	-	-	-	-	-
Foreign	Dock Sud	Argentina	Foreign	PAN American Energy	Argentina	US$	3.27%	-	-	-	-	-	-	-	-	-	-	4,786,694	4,786,694	-	-	-	-	-	-
Foreign	Dock Sud	Argentina	Foreign	Repsol International Finance	Argentina	US$	3.91%	-	-	-	-	-	-	-	-	-	-	1,551,476	1,551,476	-	-	-	-	-	-
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Other	Argentina	Ar$	30.00%	32,719	-	32,719	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	0.25%	-	2,391,399	2,391,399	7,362,677	7,362,678	7,362,678	4,532,769	-	26,620,802	73,993,677	-	73,993,677	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	0.25%	-	-	-	-	-	-	-	-	-	22,907,475	-	22,907,475	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Other	Argentina	Ar$	17.29%	-	3,099,889	3,099,889	-	-	-	-	-	-	3,249,165	2,171,469	5,420,634	1,447,643	-	-	-	-	1,447,643
Foreign	H. El Chocón S.A.	Argentina	Foreign	Other	Argentina	Ar$	23.54%	513,496	-	513,496	9,409,124	-	-	-	-	9,409,124	-	-	-	975,589	-	-	-	-	975,589
Foreign	Hidroinvest S.A.	Argentina	Foreign	Other	Argentina	US$	2.33%	-	331,928	331,928	-	-	-	-	-	-	-	281,066	281,066	-	-	-	-	-	-

			Total					10,944,342	37,947,650	48,891,992	73,525,267	63,840,070	58,969,203	47,446,041	27,872,217	271,652,798	113,044,118	90,981,341	204,025,459	40,672,500	38,159,834	37,891,523	33,157,655	51,634,986	201,516,498

Appendix No. 4 letter d) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle these Other Obligations.

20.4    Hedged debt

Of the U.S. dollar denominated debt held by Enersis, as of December 31, 2014, ThCh$761,130,114 is related to future cash flow hedges for the Group’s U.S. dollar-linked operating income (ThCh$754,177,869 as of December 31, 2013) (See Note 3.n).

The following table details changes in “Reserve for cash flow hedges” as of December 31, 2014, 2013 and 2012 due to exchange differences of this debt:

	12-31-2014	12-31-2013	12-31-2012
Balance in hedging reserves (hedging income) at the beginning of the period, net	2,415,439	37,372,801	30,554,503
Foreign currency exchange differences recorded in equity, net	(31,401,584)	(24,792,601)	17,591,453
Recognition of foreign currency exchange differences in profit and loss, net	(10,086,797)	(10,087,806)	(10,657,638)
Foreign currency translation differences	289,343	(76,955)	(115,517)
Balance in hedging reserves (hedging income) at the end of the period, net	(38,783,599)	2,415,439	37,372,801

20.5    Other information

As of December 31, 2014, the Enersis Group has long-term lines of credit available for use amounting to ThCh$353,263,488 (ThCh$208,900,680 at December 31, 2013)

21. RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

-    Compliance with good corporate governance standards.

-    Strict compliance with all the Group’s internal policies.

-    Each business and corporate area determines:

I.	The markets in which it can operate based on its knowledge and ability to ensure effective risk management;

II.	Criteria regarding counterparts;

III.	Authorized operators.

-	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

-	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

-

Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Enersis policies, standards, and procedures.

21.1   Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

In compliance with the current interest rate hedging policy, the proportion of fixed debt and/or hedged debt over the net total debt was 86% as of December 31, 2014.

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set floating rate at fixed rate.

The financial debt structure of the Group detailed by the mostly strongly hedged fixed and floating interest rates on total net debt, net of hedging derivative instruments, is as follows:

Net position:

	12-31-2014	12-31-2013
	%	%
Fixed interest rate	86%	72%
Floating interest rate	14%	28%
Total	100%	100%

21.2 Exchange rate risk

Exchange rate risks involve basically the following transactions:

-	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.

-	Payments to be made for the acquisition of project-related materials and for corporate insurance policies in a currency other than that in which its cash flows are indexed.

-	Income in Group companies directly linked to changes in currencies other than that of its cash flows.

-	Cash flows from foreign subsidiaries to the Chilean parent company which are exposed to exchange rate fluctuations.

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

21.3 Commodities risk

The Group has a risk exposure to price fluctuations in certain commodities, basically due to:

-	Purchases of fuel used to generate electricity.
-	Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Group has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers and with regulated customers subject to long-term tender processes, establishing indexation polynomials that allow for reducing commodities exposure risk.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Company is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results. At December 31, 2014 the Company had swap hedges for 266,000 barrels of Brent oil for January 2015 and 350,000 MMBTU of Henry Hub gas for February 2015. At December 31, 2013, the Group had no derivative operations in effect for commodities.

Depending on operating conditions, which are constantly being updated, these hedges may be modified or may cover other commodities.

21.4 Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives, See Notes 20 and 22, and Appendix No. 4.

As of December 31, 2014, the Group has cash and cash equivalent totaling ThCh$1,704,745,491 and unconditionally available lines of long-term credit totaling ThCh$353,263,488. As of December 31, 2013, the Group had ThCh$1,606,387,569 in cash and cash equivalents and ThCh$208,900,680 in unconditionally available lines of long-term credit.

21.5 Credit risk

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

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade where possible) with thresholds established for each entity.

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

21.6 Risk measurement

The Enersis Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Company, thereby reducing volatility in the income statement.

The portfolio of positions included for purposes of calculating the present Value at Risk include:

-	Financial debt

-	Hedge derivatives for debt, dividends, and projects.

The VaR determined represents the potential variation in value of the portfolio of positions described above in one day with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

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

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, thereby obtaining a distribution of possible values at one day. The one-day 95%-confidence VaR number is calculated as the 5% percentile of the potential variations in the fair value of the portfolio in one day.

Taking into account the assumptions described above, the VaR of the previously discussed positions, broken down by type of position, is shown in the following table:

Financial Positions	12-31-2014	12-31-2013
	ThCh$	ThCh$
Interest rate	33,135,363	17,236,855
Exchange rate	1,065,881	3,074,168
Correlation	(1,187,257)	(390,965)
Total	33,013,987	19,920,058

These values represent the potential increase of the Debt and Derivatives’ Portfolio, thus these Values At Risk are inherently related, among other factors, to the Portfolio’s value at each years’ end.

The VaR positions have varied during the fiscal years 2014 and 2013 depending on the start/maturity of operations.

22. FINANCIAL INSTRUMENTS

22.1    Financial instruments, classified by type and category

a)      The detail of financial assets, classified by type and category, as of December 31, 2014 and 2013 is as follows:

	12-31-2014
	Financial assets held for trading	Financial assets at fair value with change in profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Derivative instruments	7,061,715	-	-	-	-	1,414,588
Other financial assets	-	52,677,337	38,301,763	1,700,128,243	-	-
Total Current	7,061,715	52,677,337	38,301,763	1,700,128,243	-	1,414,588

Equity instruments	-	-	-	-	4,306,227	-
Derivative instruments	22,002	-	-	-	-	7,229,290
Other financial assets	-	-	26,340,396	292,128,280	492,923,605	-
Total Non-current	22,002	-	26,340,396	292,128,280	497,229,832	7,229,290

Total	7,083,717	52,677,337	64,642,159	1,992,256,523	497,229,832	8,643,878

	12-31-2013
	Financial assets held for trading	Financial assets at fair value with change in profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Derivative instruments	4,107,362	-	-	-	-	25,142,725
Other financial assets	-	163,288,698	588,490,652	1,163,756,682	-	-
Total Current	4,107,362	163,288,698	588,490,652	1,163,756,682	-	25,142,725

Equity instruments	-	-	-	-	4,158,231	-
Derivative instruments	-	-	-	-	-	4,403,506
Other financial assets	-	-	34,867,362	223,045,673	448,107,319	-
Total Non-current	-	-	34,867,362	223,045,673	452,265,550	4,403,506

Total	4,107,362	163,288,698	623,358,014	1,386,802,355	452,265,550	29,546,231

b) The detail of financial liabilities, classified by type and category, as of December 31, 2014 and 2013 is as follows:

	12-31-2014
	Financial liabilities held for trading ThCh$	Financial liabilities at fair value with change in profit or loss ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$

Interest-bearing loans	-	-	418,266,381	-
Derivative instruments	2,544,239	-	-	995,059
Other financial liabilities	-	-	2,432,557,572	-
Total Current	2,544,239	-	2,850,823,953	995,059

Interest-bearing loans	-	-	3,167,948,954	-
Derivative instruments	6,286,982	-	-	114,861,592
Other financial liabilities	-	-	159,385,521	-
Total Non-current	6,286,982	-	3,327,334,475	114,861,592

Total	8,831,221	-	6,178,158,428	115,856,651

	12-31-2013
	Financial liabilities held for trading ThCh$	Financial liabilities at fair value with change in profit or loss ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$

Interest-bearing loans	4,393,053	-	783,530,545	-
Derivative instruments	1,410,556	-	-	117,341,051
Other financial liabilities	-	-	1,719,415,924	-
Total Current	5,803,609	-	2,502,946,469	117,341,051

Interest-bearing loans	4,707,155	-	2,688,310,192	-
Derivative instruments	-	-	-	97,231,764
Other financial liabilities	-	-	23,063,878	-
Total Non-current	4,707,155	-	2,711,374,070	97,231,764

Total	10,510,764	-	5,214,320,539	214,572,815

22.2     Derivative instruments

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

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2014 and 2013, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	12-31-2014				12-31-2013
	Assets		Liabilities		Assets		Liabilities
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest rate hedge:	193,246	3,533,655	14,637	582,788	4,013,126	4,393,690	1,245,586	1,079,984
Cash flow hedge	193,246	3,533,655	14,637	582,788	4,013,126	4,393,690	1,245,586	1,079,984
Exchange rate hedge:	1,221,342	3,695,636	980,421	114,278,805	21,129,599	9,816	116,095,465	96,151,780
Cash flow hedge	1,221,342	3,695,636	980,421	114,278,805	21,129,599	9,816	116,081,484	94,681,404
Fair value hedge	-	-	-	-	-	-	13,981	1,470,376
TOTAL	1,414,588	7,229,291	995,058	114,861,593	25,142,725	4,403,506	117,341,051	97,231,764

-           General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

As of December 31, 2014 and 2013, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

Detail of Hedge Instruments	Description of Hedge Instrument	Description of Hedged Instrument	Fair Value of Hedged Instruments 12/31/2014	Fair Value of Hedged Instruments 12/31/2013
SWAP	Interest rate	Bank loans	3,129,476	6,081,246
SWAP	Exchange rate	Bank loans	-	(1,484,357)
SWAP	Exchange rate	Unsecured obligations (bonds)	(110,342,248)	(189,623,473)

For fair value hedges the gain or losses recognized on the hedging instrument and on the underlying hedged item is detailed in the following table:

	12-31-2014		12-31-2013		12-31-2012
	Gains ThCh$	Losses ThCh$	Gains ThCh$	Losses ThCh$	Gains ThCh$	Losses ThCh$
Hedge instrument	610,861	-	697,443	-	381,011	-
Underlying item	-	1,090,341	-	1,556,853	-	2,167,393
TOTAL	610,861	1,090,341	697,443	1,556,853	381,011	2,167,393

b)	Financial derivative instruments assets and liabilities at fair value with changes in net income

As of December 31, 2014 and 2013, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	12-31-2014				12-31-2013
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	Current ThCh$	Current ThCh$	Non-current ThCh$	Non-current ThCh$	Current ThCh$	Current ThCh$	Non-current ThCh$	Non-current ThCh$

Non-hedging derivative instruments	7,061,715	2,544,239	22,002	6,286,982	4,107,362	1,410,556	-	-

c)      Other information on derivatives:

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2014 and 2013:

Financial Derivatives	12-31-2014
	Fair Value	Notional Value
		Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	3,129,476	19,580,330	46,306,386	34,138,973	-	-	-	100,025,689
Cash flow hedge	3,129,476	19,580,330	46,306,386	34,138,973	-	-	-	100,025,689
Exchange rate hedge:	(110,342,248)	7,029,775	233,262,249	-	-	260,451,370	-	500,743,394
Cash flow hedge	(110,342,248)	7,029,775	233,262,249	-	-	260,451,370	-	500,743,394
Fair value hedge	-	-	-	-	-	-	-	-
Derivatives not designated for hedge accounting	(1,747,504)	133,409,820	46,908,791	45,078,924	19,426,499	-	-	244,824,034
TOTAL	(108,960,276)	160,019,925	326,477,426	79,217,897	19,426,499	260,451,370	-	845,593,117

Financial Derivatives	12-31-2013
	Fair Value	Notional Value
		Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	6,081,246	127,289,996	33,022,809	42,602,326	20,964,119	-	-	223,879,250
Cash flow hedge	6,081,246	127,289,996	33,022,809	42,602,326	20,964,119	-	-	223,879,250
Exchange rate hedge:	(191,107,830)	528,667,695	2,681,268	220,782,813	-	-	-	752,131,776
Cash flow hedge	(189,623,473)	527,137,107	1,041,243	220,782,813	-	-	-	748,961,163
Fair value hedge	(1,484,357)	1,530,588	1,640,025	-	-	-	-	3,170,613
Derivatives not designated for hedge accounting	2,696,806	294,635,535	-	-	-	-	-	294,635,535
TOTAL	(182,329,778)	950,593,226	35,704,077	263,385,139	20,964,119	-	-	1,270,646,561

The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

22.3      Fair value hierarchies

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.g.5.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2014 and 2013:

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	12-31-2014	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedge	8,643,879	-	8,643,879	-
Financial derivatives not designated for hedge accounting	7,083,717	-	7,083,717	-
Financial assets at fair value with change in net income	52,677,337	52,677,337	-	-
Available-for-sale financial assets, non-current	493,285,774	362,169	492,923,605	-
Total	561,690,707	53,039,506	508,651,201	-
Financial Liabilities
Financial derivatives designated as cash flow hedge	115,856,651	-	115,856,651	-
Financial derivatives not designated for hedge accounting	8,831,221	-	8,831,221	-
Total	124,687,872	-	124,687,872	-

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	12-31-2013	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedge	29,546,231	-	29,546,231	-
Financial derivatives not designated for hedge accounting	4,107,362	-	4,107,362	-
Financial assets at fair value with change in net income	163,288,698	163,288,698	-	-
Available-for-sale financial assets, non-current	448,136,514	29,195	448,107,319	-
Total	645,078,805	163,317,893	481,760,912	-
Financial Liabilities
Financial derivatives designated as cash flow hedge	213,088,458	-	213,088,458	-
Financial derivatives designated as fair value hedge	1,484,357	-	1,484,357	-
Financial derivatives not designated for hedge accounting	1,410,556	-	1,410,556	-
Interest-bearing borrowings, short term	4,393,053	-	4,393,053	-
Interest-bearing borrowings, long term	4,707,155	-	4,707,155	-
Total	225,083,579	-	225,083,579	-

22.3.1 The following is the reconciliation between opening and closing balances for financial instruments whose fair value is classified at level 3:

Non-current Interest-bearing Borrowings	ThCh$
Balance at January 1, 2013	2,022,260
Total profit recognized in financial profit or loss	(2,022,260)
Balance at December 31, 2013	-
Total profit recognized in financial profit or loss	-
Balance at December 31, 2014	-

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

23. TRADE AND OTHER CURRENT PAYABLES

The breakdown of Trade and Other Payables as of December 31, 2014 and 2013 is as follows:

	Current		Non-current

Trade and other payables	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Trade payables	822,851,379	503,498,609	7,147,088	-
Other payables	1,466,025,571	1,011,505,045	152,238,433	23,063,878
Total	2,288,876,950	1,515,003,654	159,385,521	23,063,878

The detail of Trade and Other Current Payables as of December 31, 2014 and 2013 is as follows:

	Current		Non-current
			One to five years
Trade and other payables	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Energy suppliers (1)	762,931,782	473,475,615	7,147,088	-
Fuel and gas suppliers	59,919,597	30,022,994	-	-
Payables for goods and services	792,235,405	577,763,247	111,531,445	-
Dividends payable to non-controlling interests	327,360,126	171,536,664	-	-
Fines and complaints (*)	98,470,156	84,104,347	-	-
Research and development	18,071,828	21,530,534	24,157,710	16,772,447
Payables to tax authorities	97,531,854	98,245,616	7,304,354	126,137
Mitsubishi contract (LTSA)	34,214,611	24,837,227	-	-
Obligations for social programs	12,869,529	9,647,096	-	-
Interest payments on trade payables	44,497,783	7,753,216	-	-
Other payables	40,774,279	16,087,098	9,244,924	6,165,294
Total	2,288,876,950	1,515,003,654	159,385,521	23,063,878
See Note 21.4 for the description of the liquidity risk management policy.

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

(1) Includes M$418,830,124 in liabilities owed to Cammesa by our subsidiary Argentine Edesur S.A. These liabilities are greater than the account receivable by $235,484,218 recognized by Edesur product of the implementation of Resolution N°250/13 - Cost Monitoring Mechanism (MMC). This resolution instructed CAMMESA to issue Sales Liquidation with Expiration Dates to Define (LVFVD) in favour of Edesur for accounts receivables, and accept these LVFVD as part payment of the debts of Edesur. As of today, CAMMESA has not issued any LVFVD to follow for cancellations.

The detail of trade payables, both up to date and past due as of December 31, 2014 and 2013, are presented in Appendix 7.

    24. PROVISIONS

a)	The breakdown of provisions as of December 31, 2014 and 2013 is as follows:

Provisions	Current		Non-current
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Provision for legal proceedings	58,620,425	56,337,107	165,347,715	164,694,598
Decommissioning or restoration (1)	568,465	-	31,647,729	24,109,594
Provision for suppliers and services	6,245,568	2,543,067	-	-
Provision for environmental issues	9,675,454	12,139,002	248,397	5,163,161
Other provisions	15,112,772	16,290,187	-	-
Total	90,222,684	87,309,363	197,243,841	193,967,353

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the provisioned matters (See note 3.m)

(3)     See Note 3a

b)	Changes in provisions as of December 31, 2014 and 2013 are as follows:

Changes in Provisions	Legal Proceedings ThCh$	Decommissioning or Restoration ThCh$	Other Provisions ThCh$	Total ThCh$
Balance at January 1, 2014	221,031,705	24,109,594	36,135,417	281,276,716
Additional provisions	-	6,857,384	-	6,857,384
Increase (decrease) in existing provisions	46,561,327	15,850	25,802,254	72,379,431
Provisions used	(41,501,294)	-	(9,941,920)	(51,443,214)
Increase from adjustment to value of money over time	13,396,466	1,135,525	33,735,093	48,267,084
Foreign currency translation	2,742,310	97,841	(8,494,789)	(5,654,638)
Other increase (decrease)	(18,262,374)	-	(45,953,864)	(64,216,238)
Total changes in provisions	2,936,435	8,106,600	(4,853,226)	6,189,809
Balance at December 31, 2014	223,968,140	32,216,194	31,282,191	287,466,525

	Legal Proceedings ThCh$	Decommissioning or Restoration ThCh$	Other Provisions ThCh$	Total ThCh$
Changes in Provisions
Balance at January 1, 2013	187,378,105	20,475,846	33,063,273	240,917,224
Additional provisions	-	2,176,598	-	2,176,598
Increase (decrease) in existing provisions	30,020,151	14,952	28,019,971	58,055,074
Acquisitions through business combinations	9,403,960	357,755	-	9,761,715
Provisions used	(23,712,842)	(207,158)	(21,999,415)	(45,919,415)
Increase from adjustment to value of money over time	18,085,233	1,216,334	19,256,130	38,557,697
Foreign currency translation	(9,039,781)	75,267	(8,375,698)	(17,340,212)
Other increase (decrease)	8,896,879	-	(13,828,844)	(4,931,965)
Total changes in provisions	33,653,600	3,633,748	3,072,144	40,359,492
Balance at December 31, 2013	221,031,705	24,109,594	36,135,417	281,276,716

25. EMPLOYEE BENEFIT OBLIGATIONS

25.1  General information

Enersis and certain of its subsidiaries in Chile, Brazil, Colombia, and Argentina provide various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.m.1, and include primarily the following:

a)  Defined benefit plans:

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

•	Electricity: The beneficiary receives a monthly bonus to cover a portion of his/her billed residential electricity consumption.

•	Health benefit: The beneficiary receives health coverage in addition to that to which s/he is entitled under applicable social security regime.

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

Seniority bonuses: There is an agreement to give workers (“subject to the collective agreement”) an extraordinary bonus for years of service upon completion of the equivalent of five years of actual work.

c)  Defined contribution benefits:

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability or death.

25.2  Details, changes and presentation in financial statements

a)	The post-employment obligations associated with defined benefits plans and the related assets plan as of December 31, 2014 and 2013 are detailed as follows:

General ledger accounts:

	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$

Post-employment obligations, non-current	269,930,412	238,514,991

Total Liabilities	269,930,412	238,514,991

Total post-employment obligations, net	269,930,412	238,514,991

Reconciliation with general ledger accounts:

	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$

Post-employment obligations	588,148,279	521,850,486
(-) Fair value of asset plan (*)	(368,008,708)	(322,830,274)

Total	220,139,571	199,020,212

Amount not recognized due to limit on Benefit Plan Assets (**)	33,710,733	39,494,779
Minimum financing required (IFRIC 14) (***)	16,080,108	-

Total post-employment obligations, net	269,930,412	238,514,991

(*) Plan assets to fund defined benefit plans in our Brazilian subsidiaries (Ampla and Coelce) only; the remaining defined benefit plans in our other subsidiaries are unfunded.

(**) In Coelce, certain pension plans currently have an actuarial surplus amounting to ThCh$33,710,733 at December 31, 2014 (ThCh$39,494,779 in 2013). This actuarial surplus was not recognized as an asset in accordance with IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. This was due to the fact that the Complementary Social Security (SPC) regulations - CGPC Resolution 26/2008 states that goodwill can only be used by the sponsor if the contingency reserve on the balance sheet of the Foundation is at the maximum percentage (25% of reserves). This ensures the financial stability of the plan based on the volatility of these obligations. If the surplus exceeds this limit, it may be used by the sponsor to reduce future contributions or be reimbursed to the sponsor. At Coelce, this proportion is less than 5% at December 31, 2014.

(***) In Ampla, at the end of 2014, ThCh$16,080,108 has been recognized in accordance with the provisions of IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. This corresponds to actuarial debt contracts that the company signed with Brasiletros (an institution providing pension funds exclusively to employees and retired employees of Ampla). This was done to equalize deficits on certain pension plans, since the sponsor assumes responsibility for these plans, in accordance with current legislation.

The following table presents the balance recorded in the consolidated statement of financial position as a result of the difference between the actuarial liability from defined benefit commitments and the fair value of the assets affected as of December 31, 2014 and the close of the four previous fiscal years:

	12-31-2014	12-31-2013	12-31-2012	31-12-2011	31-12-2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Actuarial liability	588,148,279	521,850,486	628,823,491	592,212,012	548,004,356
Assets affected	(368,008,708)	(322,830,274)	(393,880,165)	(366,137,888)	(377,239,859)
Difference	220,139,571	199,020,212	234,943,326	226,074,124	170,764,497
Limitation not recognized due to limit on Benefit Plan Assets	33,710,733	39,494,779	21,218,042	43,278,951	42,952,266
Minimum financing required (IFRIC 14)	16,080,108	-	-	-	-
Transfer to assets classified as held for sale	-	-	-	-	(2,786,493)
Accounting balance of actuarial liability deficit	269,930,412	238,514,991	256,161,368	269,353,075	210,930,270

b)	The following amounts were recognized in the consolidated statement of comprehensive income as of December 31, 2014, 2013 and 2012:

Expense Recognized in Profit or Loss	12-31-2014	12-31-2013	12-31-2012
	ThCh$	ThCh$	ThCh$
Current service cost for defined benefits plan	4,513,850	4,462,712	3,689,477
Interest cost for defined benefits plan	59,981,707	54,773,138	53,828,477
Interest income from the plan’s assets	(42,145,223)	(37,219,214)	(34,379,133)
Past service costs	667,153	-	-
Interest cost on asset ceiling components	5,348,952	2,422,955	-

Expenses recognized in Profit or Loss	28,366,439	24,439,591	23,138,821
(Gains) losses from new measurements of defined benefit plans	36,681,734	(6,351,518)	14,044,750
Total expense recognized in Comprehensive Income	65,048,173	18,088,073	37,183,571

c)	The presentation of net actuarial liabilities as of December 31, 2014 and 2013 are as follows

Net Actuarial Liabilities	ThCh$
Balance at January 1, 2013	256,161,368
Net interest cost	19,976,881
Service cost during the period	4,462,712
Benefits paid during the period	(15,517,133)
Contributions during the period	(14,383,865)
Actuarial (gains) losses from changes in financial assumptions	(100,972,717)
Actuarial (gains) losses from changes in seniority adjustments	6,468,147
Performance of plan assets, excluding interest	75,783,858
Changes in the asset limit	15,853,780
Foreign currency translation differences	(9,318,040)
Balance at December 31, 2013	238,514,991
Net interest cost	23,185,436
Service cost during the period	5,181,003
Benefits paid during the period	(15,957,887)
Contributions during the period	(17,998,323)
Actuarial (gains) losses from changes in financial assumptions	26,435,894
Actuarial (gains) losses from changes in seniority adjustments	22,302,042
Performance of plan assets, excluding interest	(13,293,908)
Changes in the asset limit	(12,687,133)
Minimum financing required (IFRIC 14)	16,080,108
Transfer to assets classified as held for sale	(102,423)
Defined benefit plan obligations from business combinations	1,297,048
Foreign currency translation differences	(3,026,436)
Net actuarial liabilities at December 31, 2014	269,930,412

d)	The balance and changes in post-employment defined benefit obligations as of December 31, 2014 and 2013 are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Balance at January 1, 2013	628,823,491
Current service cost	4,462,712
Interest cost	54,773,138
Contributions from plan participants	1,137,338
Actuarial (gains) losses from changes in financial assumptions	(100,972,717)
Actuarial (gains) losses from changes in seniority adjustments	6,468,147
Foreign currency translation	(24,305,459)
Benefits paid	(48,536,164)
Balance at December 31, 2013	521,850,486
Current service cost	4,513,850
Interest cost	59,981,707
Contributions from plan participants	513,813
Actuarial (gains) losses from changes in financial assumptions	26,435,894
Actuarial (gains) losses from changes in seniority adjustments	22,302,042
Foreign currency translation	2,634,240
Benefits paid	(51,945,531)
Defined benefit plan obligations from the cost of past service	667,153
Defined benefit plan obligations from business combinations	1,297,048
Transfer to assets classified as held for sale	(102,423)

Balance at December 31, 2014	588,148,279

As of December 31, 2014, out of the total amount of post-employment benefit obligations, 9.58% is from defined benefit plans in Chilean companies (8.25% at December 31, 2013). 74.97% is from defined benefit plans in Brazilian companies (74.67% at December 31, 2013). 12.81% is from defined benefit plans in Colombian companies (14.82% at December 31, 2013). 2.18% is from defined benefit plans in Argentine subsidiaries (1.85% at December 31, 2013); and the remaining 0.46% is from defined benefit plans in Peruvian companies (0.41% at December 31, 2013

e)	Changes in the fair value of the benefit plan assets are as follows:

Fair Value of Benefit Plan Assets	ThCh$
Balance at January 1, 2013	(393,880,165)
Interest income	(37,219,214)
Performance of plan assets, excluding interest	75,783,858
Foreign currency translation	14,987,419
Employer contributions	(1,137,338)
Contributions paid	(14,383,865)
Benefits paid	33,019,031
Balance at December 31, 2013	(322,830,274)
Interest income	(42,145,223)
Performance of plan assets, excluding interest	(13,293,908)
Foreign currency translation	(7,214,811)
Employer contributions	(17,998,323)
Contributions paid	(513,813)
Benefits paid	35,987,644

Balance at December 31, 2014	(368,008,708)

f)	The main categories of benefit plan assets are as follows:

Category of Benefit Plan Assets	12-31-2014		12-31-2013
	ThCh$	%	ThCh$	%
Equity instruments (variable income)	46,892,034	13%	52,901,001	16%
Fixed-income assets	270,067,933	73%	232,840,825	72%
Real Estate investments	41,758,489	11%	24,609,293	8%
Other	9,290,252	3%	12,479,155	4%
Total	368,008,708	100%	322,830,274	100%

The plans for retirement benefits and pension funds held by our Brazilian subsidiaries, Ampla and Coelce, maintain investments as determined by the resolutions of the National Monetary Council, ranked in fixed income, equities and real estate. Fixed income investments are predominantly invested in federal securities. Regarding equities, Faelce (an institution providing pension funds exclusively to employees and retired employees of Coelce) holds common shares of Coelce, while Brasiletros (a similar institution for employees of Ampla) holds shares in investment funds with a portfolio traded on Bovespa (the São Paulo Stock Exchange). With regards to real estate, both foundations have properties that are currently leased to Ampla and Coelce.

g)	Reconciliation of asset ceiling:

Reconciliation of Asset Ceiling	ThCh$
Balance at January 1, 2013	21,218,042
Interest on assets not recognized	2,422,955
Other changes in assets not recognized due to asset limit	17,475,375
Foreign currency exchange differences	(1,621,593)
Balance at December 31, 2013	39,494,779
Interest on assets not recognized	5,348,952
Other changes in assets not recognized due to asset limit	(12,687,133)
Foreign currency exchange differences	1,554,135
Total asset ceiling at December 31, 2014	33,710,733

The following table presents the assets affected by the plans and invested in shares, leases and real estate owned by the Group:

	12-31-2014	12-31-2013
	ThCh$	ThCh$

Equity instruments	2	3
Real Estate	24,699,453	21,899,207

Total	24,699,455	21,899,210

Other disclosures:

—	Actuarial assumptions:

As of December 31, 2014 and 2013 the following assumptions were used in the actuarial calculation of defined benefits:

	Chile		Brazil		Colombia		Argentina		Peru
	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013

Discount rates used	4.60%	5.40%	12.52%	11.82% - 12.44%	7.04%	7.25%	5.50%	5.50%	6.35%	6.82%
Expected rate of salary increases	4.00%	3.00%	9.18%	7.61%	4.00%	4.00%	0.00%	0.00%	3.00%	3.00%
Mortality tables	RV -2009	RV -2004	AT 2000	AT 2000	RV 2008	RV 2008	RV 2004	RV 2004	RV 2009	RV 2004

—	Sensitivity

As of December 31, 2014, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$46,833,941 (ThCh$41,964,612 at December 31, 2013) if the rate rises and an increase of ThCh$56,665,239 (ThCh$49,310,554 at December 31, 2013) if the rate falls.

—	Defined contributions

The total expense recognized in the consolidated statement of comprehensive income within line item “Employee expenses” represents contributions payable to the defined contribution plans by the Group. For the year ended December 31, 2014, the amounts recognized as expenses were ThCh$4,700,327 (ThCh$3,140,681 at December 31, 2013).

—	Future disbursements

The estimates available indicate that ThCh$38,179,137 will be disbursed for defined benefit plans in the coming year.

—	Length of commitments

The Group’s obligations have a weighted average length of 11.9 years, and the flow for benefits for the next 5 years and more is expected to be as follows:

Years	ThCh$
1	58,821,601
2	51,309,982
3	50,397,348
4	50,636,795
5	51,232,905
Over 5	238,162,020

26. EQUITY

26.1 Equity attributable to the shareholders of Enersis

26.1.2	Subscribed and paid capital and number of shares

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

  For more information on the stakes contributed by Endesa S.A., see Note 6.

b)	Cash contribution from non-controlling interests at a price of Ch$173 per share.

During the preemptive right period for the subscription of shares which was from February 25 to March 26, 2013, a total of 16,284,562,981 shares were subscribed and paid up, equivalent to 99.04% of the total authorized shares, leaving a total of 157,043,316 shares unsubscribed. Of the subscribed and paid-up shares, 9,967,630,058 shares corresponded to Endesa S.A. and 6,316,932,923 shares to non-controlling interests, of which 1,675,441,700 were subscribed in the U.S. (33,508,834 in ADRs).

The 157,043,316 shares still to be placed were auctioned on March 28, 2013 at Ch$182.3 per share. The total amount raised in the auction was ThCh$28,628,996, which includes a share placement surcharge of ThCh$1,460,503.

Given the increase, the share capital of Enersis as of December 31, 2014 and 2013 was ThCh$5,804,447,986 and ThCh$5,669,280,725 respectively, divided into 49,092,772,762 shares.

As of December 31, 2014, all of the shares issued by Enersis are subscribed and paid up, and they are listed for trade on the Bolsa de Comercio de Santiago de Chile, the Bolsa Electrónica de Chile, the Bolsa de Valores de Valparaiso, the New York Stock Exchange (NYSE), and the Bolsa de Valores Latinoamericanos of the Bolsa de Madrid (LATIBEX). The situation was similar at December 31, 2013.

The share premium corresponds to the share placement surcharge from the capital increases that took place in 2003 and 1995. In the former increase, the surcharge was ThCh$125,881,577, and in the latter it was ThCh$32,878,071.

The share placement surcharge generated during the capital increase in 2013, amounting to ThCh$1,460,503 as indicated above, absorbed a portion of the share issuance and placement expenses incurred in the process (see Note 26.5.c).

At the Enersis Extraordinary Shareholders’ Meeting held on November 25, 2014 a modification to the company by-laws was approved, thereby increasing the share capital by ThCh$135,167,261. This amount corresponded to the balance on the “Share Premium account”, after deducting the “Costs of Issuance and Placing Shares account” included in Other Reserves, without any distribution to shareholders as a dividend.

The company’s share capital following the by-law amendment indicated above amounted to ThCh$5,804,447,986, divided into the same number of shares as previously, ie 49,092,772,762 shares of single series nominative common stock, non-preference and with no par value.

This change of by-laws complies with Article 26 of the Chilean Companies Act (Ley de Sociedades Anónimas) and Circular No. 1370 issued by the SVS, as amended by Circular No. 1736, for the recognition of changes in equity as a result of recent increases in company share capital.

26.1.2	Dividends

On February 29, 2012, the Enersis Board agreed, by a unanimous vote of the Directors present, to propose at the Enersis S.A. Ordinary Shareholders’ Meeting that the same percentage of profits be distributed as in the previous year, that is, 50% of the Company’s net profits equivalent to Ch$5.7497 per share, from which the interim dividend of Ch$1.46560 per share paid in January 2012 was deducted. Therefore, the final dividend amount distributed to shareholders was Ch$4.2841 per Company share. This was a change from the previous dividend policy, which contemplated distributing 55% of the Company’s net profits in dividends.

At the Ordinary Shareholders Meeting held on April 26, 2012, it was agreed to distribute a minimum obligatory dividend (partially covered by interim dividend No. 84) and an additional dividend totaling Ch$5.74970. Since interim dividend 84 had already been paid, the remaining Ch$4.28410 per share was distributed and paid as final dividend No. 85.

On November 29, 2012, the Directors present at the meeting of the Board voted unanimously to distribute interim dividend No. 86 of Ch$1.21538 per share on January 25, 2013, against fiscal year 2012 results. This corresponded to 15% of the company’s net income calculated as of September 30, 2012, in accordance with the company’s dividend policy at the time.

At the Ordinary Shareholders’ Meeting held on April 16, 2013, it was agreed to distribute a minimum obligatory dividend (partially consisting of interim dividend No. 86) and an additional dividend, which together amounted to a total of Ch$4.25027 per share. Since interim dividend No. 86 had already been paid, the remainder was distributed and paid in final dividend No. 87 at Ch$3.03489 per share.

On November 26, 2013, the Directors present at the meeting of the Board voted unanimously to distribute interim dividend no. 88 of Ch$1.42964 per share on January 31, 2014, against fiscal year 2013 results. This was 15% of the company’s net income calculated on September 30, 2013, in accordance with the company’s current dividend policy.

At the Ordinary Shareholders’ Meeting held on April 23, 2014, it was agreed to distribute a minimum obligatory dividend (partially consisting of interim dividend no. 88 of Ch$1.42964 per share) and an additional dividend, which together amounted to a total of Ch$329,257,075,000, at Ch$6.70683 per share. Since interim dividend No. 88 had already been paid, the remainder was distributed and paid in final dividend No. 89, which totaled Ch$259,071,983,050, which is the equivalent of Ch$5.27719 per share.

On November 25, 2014 the Board unanimously agreed to distribute interim dividend No. 90 of Ch$0.83148 per share on January 30, 2015 against fiscal year 2014 statutory result; this corresponded to 15% of net income calculated at September 30, 2014, in accordance with the current Company dividend policy.

The following table details the dividends paid in recent years:

Dividend No.	Type of Dividend	Payment Date	Pesos per Share	Charged to
82	Interim	01-27-2011	1.57180	2010
83	Final	05-12-2011	5.87398	2010
84	Interim	01-27-2012	1.46560	2011
85	Final	05-09-2012	4.28410	2011
86	Interim	01-25-2013	1.21538	2012
87	Final	05-10-2013	3.03489	2012
88	Interim	01-31-2014	1.42964	2013
89	Final	05-16-2014	5.27719	2013
90	Interim	01-30-2015	0.83148	2014

26.2	Foreign currency translation reserves

The following table details currency translation adjustments attributable to the shareholders of Enersis, in the consolidated statement of financial position as of December 31, 2014, 2013 and 2012:

Reserves for Accumulated Currency Translation Differences	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$
Empresa Distribuidora Sur S.A.	(76,439,681)	(72,729,629)	(68,251,285)
Compañía Distribuidora y Comercializadora de Energía S.A.	130,582,841	154,005,545	22,285,125
Edelnor	36,743,627	16,231,253	6,517,665
Enel Brasil S.A.	(164,554,392)	(234,432,842)	(53,694,114)
Central Costanera S.A.	2,335,611	578,662	(2,677,497)
Inversiones GasAtacama Holding Ltda.	11,500,876	5,020,651	(646,559)
Emgesa S.A. E.S.P.	46,718,154	76,006,120	53,834,515
Hidroelectrica El Chocón S.A.	(30,145,604)	(26,372,986)	(19,040,997)
Generandes Perú S.A.	71,188,012	24,832,786	24,592,212
Emp. Eléctrica de Piura	7,321,905	3,379,674	-
Others	(96,475)	(2,541,250)	(3,639,124)
TOTAL	35,154,874	(56,022,016)	(40,720,059)

26.3	Capital Management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a solid financial position.

26.4	Restrictions on subsidiaries transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to Enersis. The Group’s restricted net assets as of December 31, 2014 from its subsidiaries Endesa Chile, Ampla Energía, Coelce, Edelnor, and Piura totaled ThCh$1,091,973,013, ThCh$583,355,577, ThCh$103,197,317, ThCh$172,560,058 and ThCh$27,369,928 respectively.

26.5	Other reserves

Other reserves within Equity attributable to shareholders of Enersis as of December 31, 2014 and 2013 are as follows:

	Balance at January 1, 2014 ThCh$	2014 Changes ThCh$	Balance at December 31, 2014 ThCh$

Exchange differences on translation	(56,022,016)	91,176,890	35,154,874
Cash flow hedges	(3,086,726)	(66,317,951)	(69,404,677)
Available-for-sale financial assets	11,811	2,235	14,046
Other miscellaneous reserves	(2,414,023,486)	(205,947,141)	(2,619,970,627)
TOTAL	(2,473,120,417)	(181,085,967)	(2,654,206,384)

	Balance at January 1, 2013 ThCh$	2013 Changes ThCh$	Balance at December 31, 2013 ThCh$

Exchange differences on translation	(40,720,059)	(15,301,957)	(56,022,016)
Cash flow hedges	27,594,028	(30,680,754)	(3,086,726)
Available-for-sale financial assets	13,647	(1,836)	11,811
Other miscellaneous reserves	(1,498,010,369)	(916,013,117)	(2,414,023,486)
TOTAL	(1,511,122,753)	(961,997,664)	(2,473,120,417)

	Balance at January 1, 2012 ThCh$	2012 Changes ThCh$	Balance at December 31, 2012 ThCh$

Exchange differences on translation	176,622,668	(217,342,727)	(40,720,059)
Cash flow hedges	(310,265)	27,904,293	27,594,028
Available-for-sale financial assets	13,836	(189)	13,647
Other miscellaneous reserves	(1,497,208,996)	(801,373)	(1,498,010,369)
TOTAL	(1,320,882,757)	(190,239,996)	(1,511,122,753)

a)	Reserves for foreign currency translation differences: These arise primarily from exchange differences relating to:

-	Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.6.3); and
-	Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.c).

b)	Cash flow hedging reserves: These represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (see Note 3.g.4. and 3.m).

c)	Other reserves

Changes during the fiscal year 2014 originated primarily from the Public Stock Offering of our subsidiary Coelce, the acquisition of Inkia Holdings and the capitalization of Central Dock (see Note 26.6.1, 26.6.2 and 26.6.3).

Changes in the fiscal year 2013 originated primarily from the effects of the Enersis capital increase (see Note 26.1.1).

The main items and their effects are the following:

1)	A charge of ThCh$897,856,109 resulting from the Enersis capital increase that took place in the first quarter of 2013 (see Note 6).

2)	A charge of ThCh$18,581,809 corresponding to share issuance and placement expenses calculated according to the accounting criteria described in Note 3.t). The detail of these expenses is as follows:

Description of Expense	Gross Amount ThCh$	Tax Effect ThCh$	Net Amount ThCh$
Legal advising services	1,154,819	(230,964)	923,855
Financial advising services and placement fees	22,436,327	(4,487,265)	17,949,062
Audits	1,113,980	(222,796)	891,184
Other expenses	347,764	(69,553)	278,211

Sub Total	25,052,890	(5,010,578)	20,042,312

Less
Share placement surcharge	1,460,503		1,460,503

Total	23,592,387	(5,010,578)	18,581,809

(*)     See Note 26.1.1. (by-law amendments).

The other important items included in the balance in “Other miscellaneous reserves” as of December 31, 2014 and 2013 are explained as follows:

i) In accordance with Official Bulletin No. 456 from the SVS (Superintendencia de Valores y Seguros de Chile), included in this line item is the monetary correction corresponding to the accumulated paid-up capital from the date of our transition to IFRS, January 1, 2004, to December 31, 2008.

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

iii) The effects of business combinations under common control, arising primarily from the creation of the holding company Enel Brasil in 2005 and the merger of our Colombian subsidiaries Emgesa and Betania in 2007.

26.6 Non-controlling Interests

26.6.1	COELCE Public Stock Offering

On January 14, 2014, the Enersis Board of Directors voted to hold a voluntary public offering of shares in its subsidiary Companhia Energética do Ceará’s (Coelce) as part of the process to make use of the funds raised in the Enersis 2013 capital increase (see Notes 5 and 26.1.1).

In the Public Stock Offering auction held on February 17, 2014, Enersis acquired 2,964,650 shares of Coelce common stock at a price of R$49 per share, 8,818,006 shares of Class A preferred stock and 424 shares of Class B preferred stock, at a cost of ThCh$134,248,158.

Having exceeded two-thirds of the total number of Coelce common stock shares in circulation, Enersis extended the effective date of the offer for an additional three months from the date of the auction. The process concluded on May 16, 2014, during which time Enersis acquired an additional 38,162 shares of common stock at a total price of ThCh$464,883.

In summary, Enersis increased its equity interest in Coelce by 15.18% to control, directly and indirectly, 74.05% of that company’s stock.

This purchase of non-controlling stakes was recorded using the accounting criteria indicated in Note 2.6.5. The difference between the accounting value of the non-controlling stakes acquired and the amount paid for them resulted in a charge of ThCh$75,700,937 recorded directly in “Other reserves” in “Net equity attributable to the shareholders of Enersis”.

In addition, the components of “Other comprehensive income” have been redistributed accordingly, with an additional charge to “Other miscellaneous reserves” and a credit to “Reserves for exchange differences on translation” amounting to ThCh$28,385,172.

26.6.2	Acquisition of Inkia Holdings (Acter) Limited (Generandes Perú)

On April 29, 2014, the Board of Enersis authorized the signing of a purchase agreement for the acquisition of all the shares that Inkia Americas Holdings Limited held indirectly in Generandes Perú (39.01% of that company), which is the holding company for Edegel S.A.A. This purchase formed part of the process to use funds that had been raised in the Enersis capital increase in 2013 (See Notes 6 and 26.1.1).

On September 3, 2014, Enersis confirmed and paid ThCh$253,012,511 to Inkia, and consolidated the companies Inkia Holdings (Acter) Limited, Southern Cone Power Ltd., Latin American Holding I Ltd., Latin American holding II Ltd. and Southern Cone Power Peru S.A.A.

This transaction increased Enersis’s indirect stake in Edegel S.A.A by 21.14%, leaving Enersis with direct and indirect control of 58.60% of the shares in this company.

The acquisition of non-controlling interests was recorded according to the accounting policy described in Note 2.6.5. The difference between the book value of non-controlling interests acquired and the amount paid for them, resulted in a charge of ThCh$137,644,766 which is directly reflected in “Other reserves in equity attributable to the shareholders of Enersis”.

Additionally, the corresponding components of “Other comprehensive income” have been redistributed. Acocordingly, there has been an additional charge to “Other miscellaneous reserves” and a credit to “Reserve for Exchange Differences in Translation” of ThCh$32,862,564.

26.6.3	Capitalization of Central Dock Sud

During 2014, Enersis and the rest of Central Dock Sud’s (CDS) shareholders worked to find a solution to the statutory negative equity situation that CDS was facing since December 2013. If the negative worth situation was not corrected, the company would have to be dissolved according to Argentine regulation.

On December 1, 2014 Enersis S.A. bought to Endesa Latinoamérica S.A. a loan granted to Central Dock Sud S.A. (CDS), with a face value of US$ 106 million. The amount paid was US$29 million. These loans were then converted to Argentine pesos and interests were condoned. The remaining portion of these loans was contributed by Enersis S.A. to the share capital of Inversora Dock Sud (IDS) and subsequently to CDS, at face value. Similar contribution was made by each of the other shareholders, capitalizing their credits lent to CDS. In exchange, shares were issued by IDS and CDS, respectively, in proportion to the loans contributed or cash capitalized, and in the case of Enersis, these loans were partially repaid in cash. All of these movements constitute a related party transaction (the “Transaction”), approved in the case of Enersis, at an Extraordinary Shareholders Meeting.

The Transaction restored the equity of CDS, whilst maintaining substantially the same proportion of shareholdings in this company as held prior to the Transaction: Enersis (40%), YPF (40%) and Pan American Energy (20%).

This Transaction was recorded under the accounting policy described in Note 2.6.6 and resulted in an additional credit to “Other miscellaneous reserves” of ThCh$35,149,573.

26.6.4	The detail of non-controlling interests

	Non-controlling Financial Interests
	12-31-2014	Equity		Profit (Loss)
Companies		12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2012
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Ampla Energía E Serviços S.A.	0.36%	2,255,335	2,183,126	183,454	3,034,036	9,465,947
Compañía Energética Do Ceará S.A.	26.00%	111,448,154	157,475,275	14,883,752	17,016,391	41,417,826
Enel Brasil (2)	0.00%	-	-	-	16,428,497	75,730,078
Compañía Distribuidora y Comercializadora de energía S.A.	51.52%	250,654,641	317,827,839	80,226,416	82,283,946	113,182,669
Emgesa S.A. E.S.P.	51.53%	377,921,404	484,065,147	148,822,948	130,147,172	147,151,839
Empresa de Distribución Eléctrica de Lima Norte S.A.A	24.32%	67,927,394	57,478,390	14,524,832	12,282,813	9,708,501
Inversiones Distrilima S.A.	0.00%	-	-	-	-	7,275,377
Generandes Perú S.A.	0.00%	-	105,646,058	12,672,210	17,074,639	13,075,545
Edegel S.A.A	16.40%	90,506,207	82,187,582	17,790,998	13,299,054	10,191,998
Chinango S.A.C.	20.00%	14,707,216	12,810,412	3,002,284	2,033,307	2,421,392
Empresa Distribuidora Sur S.A.	27.87%	(17,558,352)	7,923,193	(23,918,192)	25,129,551	(27,549,521)
Endesa Costanera S.A.	24.32%	5,197,207	(6,822,454)	11,072,950	(7,067,970)	(14,333,117)
Hidroelectrica El Chocón S.A.	32.33%	26,841,549	26,167,780	3,538,006	3,811,615	4,654,590
Inversora Dock Sud S.A.	42.86%	37,879,802	(26,372,413)	(15,402,018)	(20,472,366)	-
Chilectra S.A.	0.91%	11,127,491	10,279,568	1,264,684	2,056,796	1,599,284
Empresa Nacional de Electricidad S.A	40.02%	1,080,652,251	1,061,317,532	110,198,149	142,871,823	93,549,165
Empresa Eléctrica Pehuenche S.A.	7.35%	12,597,077	12,756,939	9,526,575	8,415,147	18,934,978
Empresa Eléctrica Pangue S.A. (1)	0.00%	-	-	-	-	583,424
Compañía Eléctrica San Isidro S.A. (1)	0.00%	-	-	-	-	1,676,986
Constructora y Proyectos Los Maitenes S.A.	45.00%	-	25,446,652	3,948,804	3,543,412	4,613,400
Others		5,085,323	8,539,982	3,286,013	2,998,733	2,312,086
TOTAL		2,077,242,699	2,338,910,608	395,621,865	454,886,596	515,662,447

(2)

On May 1, 2012, Empresa Eléctrica Pangue S.A. was merged with Compañía Eléctrica San Isidro S.A. On September 1, 2013, Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A., and on November 1, 2013, Endesa Eco was merged with Compañía Eléctrica Tarapacá S.A. It is the latter company that legally continues to exist.

(3)	On November 21, 2013, Investluz S.A. and Ampla Investimentos S.A. were merged with Enel Brasil S.A. It is the latter company that legally continues to exist.

27. REVENUE AND OTHER INCOME

The detail of revenues presented in the statement of comprehensive income as of December 31, 2014, 2013 and 2012 is as follows:

Revenues	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Energy sales	6,236,134,845	5,168,220,551	5,725,898,591

Generation	2,086,238,786	1,615,983,735	1,906,699,801
Regulated customers	635,793,797	565,976,764	332,223,746
Non-regulated customers	950,960,591	731,946,884	1,075,577,399
Spot market sales	437,551,446	277,173,369	472,368,572
Other customers	61,932,952	40,886,718	26,530,084
Distribution	4,149,896,059	3,552,236,816	3,819,198,790
Residential	1,919,774,543	1,581,932,344	1,712,160,992
Business	1,019,450,481	904,821,738	978,570,398
Industrial	506,041,500	490,631,186	494,404,380
Other consumers	704,629,535	574,851,548	634,063,020

Other sales	60,898,686	56,401,832	20,021,897
Metering equipment sales	295,473	3,299,824	2,588,881
Natural gas sales	12,875,773	34,078,691	-
Sales of products and services	47,727,440	19,023,317	17,433,016

Revenue from other services	522,727,351	472,154,857	436,203,210
Tolls and transmission	284,202,963	313,101,013	319,135,832
Metering equipment leases	4,270,485	4,700,987	4,653,801
Public lighting	37,609,246	30,810,947	32,613,523
Verifications and connections	4,200,004	29,834,227	13,653,352
Engineering and consulting services	25,795,446	15,324,053	17,620,795
Other services	166,649,207	78,383,630	48,525,907

Total operating revenue	6,819,760,882	5,696,777,240	6,182,123,698

Other Operating Income	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Revenue from construction contracts	186,078,925	159,283,676	151,969,334
Mutual support	33,111,763	29,071,409	32,822,150
Services to third parties	1,256,606	10,099,168	11,952,534
Leases	787,297	1,057,795	1,202,395
Sale of new businesses	96	14,504,231	12,824,744
Other revenue (1)	212,880,751	353,652,383	103,058,593

Total other income	434,115,438	567,668,662	313,829,750

(1) For the year ended December 31, 2014, with the application of Resolution 250/13, the Cost Monitoring Mechanism (MMC) adjustment for recognizing costs that are not passed on to electricity tariffs, our subsidiary Edesur has recorded income of ThCh$144,347,336 related to the periods from October 2013 to Diciembre 2014. At December 31, 2013, ThCh$250,533,319 was recorded to reflect this adjustment related to the periods from May 2007 to February 2013 and from March 2013 to Sep tember 2013.

Also included is ThCh$39,282,571 at December 31, 2014 (ThCh$31,262,764 at December 31, 2013) from new availability contracts as of December 2012 between our subsidiary Central Costanera S.A. and CAMMESA.

28. RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used presented in profit or loss for the periods ended December 31, 2014, 2013 and 2012 is as follows:

Raw Materials and Consumables Used	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Energy purchases	(2,612,423,439)	(1,820,613,559)	(1,848,670,310)
Fuel consumption	(511,014,654)	(386,116,195)	(763,791,553)
Transportation costs	(417,134,161)	(399,680,014)	(474,178,392)
Costs from construction contracts	(186,078,925)	(159,283,676)	(151,969,334)
Other raw materials and consumables	(214,420,540)	(323,447,751)	(456,413,330)

Total	(3,941,071,719)	(3,089,141,195)	(3,695,022,919)

29. EMPLOYEE BENEFITS EXPENSE

Employee expenses recognized in profit or loss as of December 31, 2014, 2013 and 2012 are as follows:

Employee Benefits Expense	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Wages and salaries	(380,106,448)	(330,394,741)	(294,939,681)
Post-employment benefit obligations expense	(9,881,330)	(7,603,393)	(5,781,514)
Social security and other contributions	(120,658,782)	(121,856,590)	(105,827,908)
Other employee expenses	(5,363,276)	(5,827,374)	(2,630,733)

Total	(516,009,836)	(465,682,098)	(409,179,836)

30. DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The detail of depreciation, amortization and impairment losses recognized in profit or loss as of December 31, 2014, 2013 and 2012 are as follows:

	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Depreciation	(366,951,453)	(339,240,870)	(332,246,197)
Amortization	(112,228,451)	(96,232,389)	(102,237,537)

Subtotal	(479,179,904)	(435,473,259)	(434,483,734)
Reversal (losses) from impairment (*)	(51,515,362)	(74,877,924)	(42,612,727)

Total	(530,695,266)	(510,351,183)	(477,096,461)

(*) Information on Impairment Losses by Business Segment	Generation			Distribution			Others
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Financial assets (see Note 9c)	(1,903,695)	(654,698)	1,460,736	(20,866,271)	(32,899,939)	(34,141,630)	(78,174)	-	-
Intangible assets other than goodwill (see Note 15)	-	-	-	(14,948,785)	(28,662,952)	-	-	-	-
Fixed assets (see note 17)	(13,770,564)	(12,388,153)	(12,578,098)	-	(272,182)	-	-	-	-
Reverse investment property provision (see note 18)	-	-	-	-	-	-	52,127	-	2,646,265

Total	(15,674,259)	(13,042,851)	(11,117,362)	(35,815,056)	(61,835,073)	(34,141,630)	(26,047)	-	2,646,265

31. OTHER EXPENSES

Other miscellaneous operating expenses as of December 31, 2014, 2013 and 2012 are as follows:

Other Expenses	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Other supplies and services	(68,996,816)	(62,324,990)	(62,086,206)
Professional, outsourced and other services	(212,595,924)	(211,242,280)	(206,102,922)
Repairs and maintenance	(123,940,629)	(107,688,505)	(90,628,683)
Indemnities and fines	(17,523,089)	(20,798,430)	(26,119,464)
Taxes and charges	(19,728,489)	(29,108,704)	(22,776,753)
Insurance premiums	(35,869,125)	(27,520,496)	(22,725,136)
Leases and rental costs	(21,087,207)	(18,878,285)	(18,483,171)
Marketing, public relations and advertising	(8,465,814)	(8,232,239)	(7,331,175)
Other supplies	(42,404,914)	(24,251,604)	(23,461,868)
Travel expenses	(17,967,705)	(6,101,368)	(7,854,709)
Environmental expenses	(5,470,901)	(3,951,788)	(4,988,760)

Total	(574,050,613)	(520,098,689)	(492,558,847)

32. OTHER GAINS (LOSSES)

Other gains (losses) as of December 31, 2014, 2013 and 2012 are as follows:

Other Gains (Losses)	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Gain from rectifying the pre-existing interest held in Inversiones GasAtacama Holding Ltda. (1)	21,546,320	-	-
Recording the of the translation difference on the pre-existing interest held in Inversiones GasAtacama Holding Ltda. (1)	21,006,456	-
Gain from selling an interest in Maitenes y Aguas Santiago Poniente (2)	21,077,900	-	-
Sale of Charrua transmission lines	-	2,532,438	-
Sale of investment properties (3)	7,556,574	12,195,531	9,191,493
Other	582,567	4,442,036	5,994,919

Total	71,769,817	19,170,005	15,186,412

(1) See Note 5.e.

(2) See Note 2.4.1

(3) See Note 18

33. FINANCIAL RESULTS

Financial income and costs as of December 31, 2014, 2013 and 2012 are as follows:

Financial Income	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Income from deposits and other financial instruments	89,390,105	101,020,849	60,910,774
Financial income on plan assets (Brazil)	224,310	200,526	2,252,542
Other financial income (1) (2)	176,269,862	158,905,171	168,966,664

Total	265,884,277	260,126,546	232,129,980

Financial Costs	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Financial costs	(491,858,285)	(388,367,634)	(419,888,938)

Bank loans	(33,680,805)	(31,247,391)	(43,166,762)
Secured and unsecured obligations	(220,335,115)	(195,795,889)	(204,574,008)
Financial leasing	(1,807,273)	(1,892,614)	(3,281,822)
Valuation of financial derivatives	(2,758,502)	(18,626,994)	(19,030,050)
Financial provisions	(47,404,181)	(38,557,697)	(47,343,541)
Post-employment benefit obligations	(23,409,746)	(20,177,405)	(21,701,886)
Capitalized borrowing costs	56,918,667	30,325,539	26,477,369
Other financial costs (1)	(219,381,330)	(112,395,183)	(107,268,238)

Gain (loss) from indexed assets and liabilities (*)	1,633,555	(9,414,755)	(12,756,868)

Foreign currency exchange differences (**)	(38,821,872)	(30,373,115)	(16,126,401)

Total financial costs	(529,046,602)	(428,155,504)	(448,772,207)

Total financial results	(263,162,325)	(168,028,958)	(216,642,227)

(1) As of December 31, 2014, this item includes a net financial cost of ThCh$68,728,638 from the financial updating of non-amortized assets at their new replacement value at the end of the concession in the distribution companies Ampla and Coelce. As of December 31, 2013, this financial updating generated financial income of ThCh$54,591,750 and ThCh$112,274,835 as of December 31, 2012 (See Note 8).

(2) On December 31, 2014 our subsidiary Endesa Costanera was forgiven interest owed to Mitsubish and the present value of the Mitsubishi debt amounting to ThCh$84,534,955, under a restructuring agreement for this debt. The main conditions of the restructuring agreement include: the forgiveness of interest due and accrued as of September 30, 2014; the rescheduling of capital repayments over a period of 18 years, with a 12 month grace period so that obligations must be fully repaid before December 15, 2032; a minimum annual payment of US$3,000,000 in principal in quarterly installments at an interest rate of 0.25% per annum; the maintenance of a pledge over assets and the fixing of restrictions on the payment of dividends.

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

Results from Indexed Assets and Liabilities (*)	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Cash and cash equivalents	-	-	19,201
Other financial assets	23,240,913	4,789,683	5,629,466
Other non-financial assets	115,595	13,669	1,425
Trade and other receivables	185,457	273,757	181,103
Current tax assets and liabilities	9,436,174	2,950,060	2,515,491
Other financial liabilities (financial debt and derivative instruments)	(31,274,827)	(17,493,502)	(21,849,406)
Trade and other payables	(3,757)	8,563	272,244
Other provisions	-	(12,564)	(163,246)
Other non-financial liabilities	(66,000)	55,579	636,854

Total	1,633,555	(9,414,755)	(12,756,868)

Exchange Differences (**)	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Cash and cash equivalents	22,584,942	6,102,820	(2,517,811)
Other financial assets	10,915,550	36,522,047	6,021,281
Other non-financial assets	117,145	2,636,563	113,953
Trade and other receivables	15,371,591	17,727,884	(1,712,212)
Current tax assets and liabilities	(1,051,446)	(18,772)	(4,910)
Other financial liabilities (financial debt and derivative instruments)	(77,040,334)	(76,388,115)	(18,554,479)
Trade and other payables	(6,354,054)	(13,918,059)	1,353,385
Other non-financial liabilities	(3,365,266)	(3,037,483)	(825,608)

Total	(38,821,872)	(30,373,115)	(16,126,401)

34. INCOME TAXES

The following table presents the components of the income tax expense/(benefit) recorded in the accompanying Consolidated Statement of Comprehensive Income at December 31, 2014, 2013 and 2012:

Current Income Tax and Adjustments to Current Income Tax for Previous Periods	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Current income tax	(526,114,245)	(520,073,234)	(367,633,053)
Tax benefit from tax losses, tax credits or temporary differences not previously recognized for the current period (current tax credits and/or benefits)	34,026,202	24,933,088	16,826,547
Adjustments to current tax from the previous period	(4,201,999)	(2,035,554)	627,769
(Benefit) / expense for current income tax due to changes in tax rates or the introduction of new taxes	(4,747,995)	-
Other current tax benefit / (expense)	(3,328,058)	(1,145,793)	(822,301)

Current tax expense, net	(504,366,095)	(498,321,493)	(351,001,038)

(Benefit) / expense from deferred taxes for origination and reversal of temporary differences	(21,005,263)	7,803	(45,367,789)
(Benefit) / expense from deferred taxes due to changes in tax rates or the introduction of new taxes (*)	(33,273,237)	(1,238,888)	(10,307,093)
Other components of deferred tax (benefit) /expense	-	(4,615,207)	-

Total deferred tax benefit / (expense)	(54,278,500)	(5,846,292)	(55,674,882)

Income tax expense, continuing operations	(558,644,595)	(504,167,785)	(406,675,920)

(*) See Note 19 c), d) and e).

The following table reconciles income taxes resulting from applying the local current tax rate to “Net income before taxes” and the actual income tax expense recorded in the accompanying Consolidated Statement of Comprehensive Income at December 31, 2014, 2013and 2012:

Reconciliation of Tax Expense	Rate	12-31-2014 ThCh$	Rate	12-31-2013 ThCh$	Rate	12-31-2012 ThCh$

ACCOUNTING INCOME BEFORE TAX		1,526,139,805		1,617,568,531		1,299,688,888

Total tax income (expense) using statutory rate	(21.00%)	(320,489,359)	(20.00%)	(323,513,706)	(20.00%)	(259,937,778)
Tax effect of rates applied in other countries	(9.18%)	(140,032,350)	(10.30%)	(166,561,065)	(8.81%)	(136,712,575)
Tax effect of non-taxable revenues	14.36%	219,184,216	10.96%	177,335,237	4.21%	78,244,330
Tax effect of non-tax-deductible expenses	(18.29%)	(279,066,085)	(7.69%)	(124,380,992)	(8.07%)	(116,144,791)
Tax effect of changes in income tax rates (*)	(2.18%)	(33,273,237)	(0.08%)	(1,238,888)	0.01%	(10,307,093)
Tax effect of adjustments to taxes in previous periods	(0.28%)	(4,201,999)	(0.13%)	(2,035,554)	(0.07%)	627,769
Price level restatement for tax purposes (investments and equity)	(0.05%)	(765,781)	(3.94%)	(63,772,817)	(1.56%)	37,554,218
Total adjustments to tax expense using statutory rate	(15.61%)	(238,155,236)	(11.17%)	(180,654,079)	(14.30%)	(146,738,142)

Income tax benefit (expense), continuing operations	(36.61%)	(558,644,595)	(31.17%)	(504,167,785)	(34.30%)	(406,675,920)

(*) The principal temporary differences are detailed in Note 19a.

35. INFORMATION BY SEGMENT

35.1   Basis of segmentation criteria

The Group’s activities are organized primarily around its core businesses: electric energy generation, transmission and distribution. On that basis, the Group has established two major business lines.

Considering presents the differentiated information that is analyzed by the Company’s chief operating decision maker, segment information has been organized by the geographical areas in which the Group operates:

—  Chile

—  Argentina

—  Brazil

—  Peru

—  Colombia

Given that the Group’s corporate organization basically matches its business organization and, therefore, the segments, the following information is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of thhe Group’s consolidated financial statements.

The following tables present details of this information by segment:

35.2 Generation and transmission, distribution and others

Line of Business	Generation and Transmission		Distribution		Eliminations and others		Total
ASSETS	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
CURRENT ASSETS	1,258,524,552	1,156,438,452	1,682,754,340	1,211,608,943	990,219,996	1,528,167,886	3,931,498,888	3,896,215,281
Cash and cash equivalents	444,764,922	374,220,089	274,881,316	255,290,795	985,099,253	976,876,685	1,704,745,491	1,606,387,569
Other current financial assets	50,850,528	50,768,162	25,046,824	94,069,869	23,558,051	636,191,406	99,455,403	781,029,437
Other current non-financial assets	61,264,981	58,112,923	109,728,709	79,785,042	4,104,422	3,699,327	175,098,112	141,597,292
Trade and other current receivables	498,363,943	375,169,450	1,178,238,427	743,195,165	5,084,533	11,372,493	1,681,686,903	1,129,737,108
Current accounts receivable from related companies	77,105,049	146,150,489	29,295,267	18,210,862	(87,958,976)	(130,341,777)	18,441,340	34,019,574
Inventories	73,796,781	53,275,768	56,267,388	19,671,824	3,455,985	4,835,163	133,520,154	77,782,755
Current tax assets	52,378,348	98,741,571	9,296,409	1,385,386	48,897,765	25,534,589	110,572,522	125,661,546

Non-current assets classified as held for sale and discontinued operations	-	-	-	-	7,978,963	-	7,978,963	-

NON-CURRENT ASSETS	6,814,137,154	6,398,817,292	5,034,348,611	4,697,158,034	141,337,663	185,473,700	11,989,823,428	11,281,449,026
Other non-current financial assets	7,937,828	4,061,439	496,520,403	452,585,368	26,363,289	34,889,611	530,821,520	491,536,418
Other non-current non-financial assets	12,590,288	24,308,809	61,369,954	59,599,963	3,845,938	183,053	77,806,180	84,091,825
Trade and other non-current receivables	185,266,255	167,646,689	106,105,806	54,579,139	269,614	819,845	291,641,675	223,045,673
Non-current accounts receivable from related companies	-	-	486,605	-	-	-	486,605	-
Investments accounted for using the equity method	609,409,322	779,072,009	574,400,438	585,268,211	(1,110,176,150)	(1,116,259,340)	73,633,610	248,080,880
Intangible assets other than goodwill	55,498,838	51,842,981	1,097,100,837	1,091,372,309	15,612,381	30,345,071	1,168,212,056	1,173,560,361
Goodwill	125,609,898	100,096,198	100,220,100	97,464,272	1,185,023,629	1,174,759,858	1,410,853,627	1,372,320,328
Property, plant and equipment	5,723,349,345	5,155,570,775	2,522,222,675	2,285,222,824	(11,356,301)	(6,994,874)	8,234,215,719	7,433,798,725
Investment property	-	-	-	-	8,514,562	44,877,049	8,514,562	44,877,049
Deferred tax assets	94,475,380	116,218,392	75,921,793	71,065,948	23,240,701	22,853,427	193,637,874	210,137,767

TOTAL ASSETS	8,072,661,706	7,555,255,744	6,717,102,951	5,908,766,977	1,131,557,659	1,713,641,586	15,921,322,316	15,177,664,307

Line of Business	Generation and Transmission		Distribution		Eliminations and others		Total
LIABILITIES AND EQUITY	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
CURRENT LIABILITIES	1,622,353,344	1,504,632,050	1,856,594,893	1,391,925,362	(284,126,253)	84,702,287	3,194,821,984	2,981,259,699
Other current financial liabilities	297,869,150	410,914,229	119,552,373	173,246,439	4,384,156	322,514,537	421,805,679	906,675,205
Trade and other current payables	777,931,218	525,173,194	1,403,375,115	886,825,146	107,570,617	103,005,314	2,288,876,950	1,515,003,654
Current accounts payable to related companies	371,111,287	436,105,046	189,021,282	167,324,745	(416,451,947)	(399,017,521)	143,680,622	204,412,270
Other current provisions	38,351,988	30,817,144	51,247,787	55,152,733	622,909	1,339,486	90,222,684	87,309,363
Current tax liabilities	96,623,249	73,636,143	16,472,461	40,149,920	2,376,603	45,951,000	115,472,313	159,737,063
Current provisions for employee benefits	-	-	-	-	-	-	-	-
Other current non-financial liabilities	40,466,452	27,986,294	76,925,875	69,226,379	11,883,262	10,909,471	129,275,589	108,122,144

Liabilities associated with current assets classified as held for sale and discontinued operations	-	-	-	-	5,488,147	-	5,488,147	-

NON-CURRENT LIABILITIES	2,398,122,150	2,040,534,883	1,770,828,652	1,401,109,244	278,330,784	247,295,620	4,447,281,586	3,688,939,747
Other non-current financial liabilities	1,871,186,406	1,600,171,935	1,153,615,811	930,826,729	264,295,311	259,250,447	3,289,097,528	2,790,249,111
Trade and other non-current payables	3,858,836	126,143	155,526,685	22,937,735	-	-	159,385,521	23,063,878
Non-current accounts payable to related companies	4,908,454	4,206,159	-	-	(4,908,454)	(4,206,159)	-	-
Other long-term provisions	34,859,087	33,574,202	162,308,328	154,230,523	76,426	6,162,628	197,243,841	193,967,353
Deferred tax liabilities	397,978,536	329,663,782	61,859,841	95,496,877	18,523,107	(29,673,769)	478,361,484	395,486,890
Non-current provisions for employee benefits	43,461,827	40,793,344	213,666,598	189,410,354	12,801,987	8,311,293	269,930,412	238,514,991
Other non-current non-financial liabilities	41,869,004	31,999,318	23,851,389	8,207,026	(12,457,593)	7,451,180	53,262,800	47,657,524

EQUITY	4,052,186,212	4,010,088,811	3,089,679,406	3,115,732,371	1,137,353,128	1,381,643,679	8,279,218,746	8,507,464,861
Equity attributable to shareholders of Enersis	4,052,186,212	4,010,088,811	3,089,679,406	3,115,732,371	1,137,353,128	1,381,643,679	6,201,976,047	6,168,554,253
Issued capital	1,512,762,830	1,468,019,087	872,231,352	865,828,224	3,419,453,804	3,335,433,414	5,804,447,986	5,669,280,725
Retained earnings	2,172,639,133	2,060,598,343	1,384,094,891	1,495,097,851	(504,999,579)	(742,061,897)	3,051,734,445	2,813,634,297
Share premium	206,599,062	206,510,282	3,965,297	4,193,997	(210,564,359)	(51,944,631)	-	158,759,648
Other reserves	160,185,187	274,961,099	829,387,866	750,612,299	(1,566,536,738)	(1,159,783,207)	(2,654,206,384)	(2,473,120,417)

Non-controlling interests	-	-	-	-	-	-	2,077,242,699	2,338,910,608

Total Liabilities and Equity	8,072,661,706	7,555,255,744	6,717,102,951	5,908,766,977	1,131,557,659	1,713,641,586	15,921,322,316	15,177,664,307

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of Business	Generation and Transmission			Distribution			Eliminations and others			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$
REVENUES AND OTHER OPERATING INCOME	2,983,409,112	2,441,120,267	2,678,261,961	4,930,001,104	4,404,479,994	4,423,281,052	(659,533,896)	(581,154,359)	(605,589,565)	7,253,876,320	6,264,445,902	6,495,953,448
Revenues	2,900,381,191	2,377,325,332	2,612,956,454	4,579,719,416	3,901,681,181	4,182,008,807	(660,339,725)	(582,229,273)	(612,841,563)	6,819,760,882	5,696,777,240	6,182,123,698
Energy sales	2,669,930,138	2,165,668,341	2,482,754,540	4,155,503,680	3,552,382,184	3,819,198,791	(589,298,973)	(549,829,974)	(576,054,740)	6,236,134,845	5,168,220,551	5,725,898,591
Other sales	24,142,712	34,091,251	30,347	28,537,904	11,612,335	11,553,462	8,218,070	10,698,246	8,438,088	60,898,686	56,401,832	20,021,897
Other services rendered	206,308,341	177,565,740	130,171,567	395,677,832	337,686,662	351,256,554	(79,258,822)	(43,097,545)	(45,224,911)	522,727,351	472,154,857	436,203,210
Other operating income	83,027,921	63,794,935	65,305,507	350,281,688	502,798,813	241,272,245	805,829	1,074,914	7,251,998	434,115,438	567,668,662	313,829,750

RAW MATERIALS AND CONSUMABLES USED	(1,403,902,013)	(1,009,702,135)	(1,449,084,420)	(3,194,185,846)	(2,673,379,981)	(2,867,319,759)	657,016,140	593,940,921	621,381,260	(3,941,071,719)	(3,089,141,195)	(3,695,022,919)
Energy purchases	(547,119,540)	(292,864,432)	(361,610,578)	(2,666,373,539)	(2,075,154,855)	(2,063,213,138)	601,069,640	547,405,728	576,153,406	(2,612,423,439)	(1,820,613,559)	(1,848,670,310)
Fuel consumption	(511,010,903)	(386,111,799)	(763,783,683)	-	-	-	(3,751)	(4,396)	(7,870)	(511,014,654)	(386,116,195)	(763,791,553)
Transportation expenses	(267,732,002)	(247,142,292)	(251,768,651)	(224,551,869)	(202,158,980)	(270,471,867)	75,149,710	49,621,258	48,062,126	(417,134,161)	(399,680,014)	(474,178,392)
Other miscellaneous supplies and services	(78,039,568)	(83,583,612)	(71,921,508)	(303,260,438)	(396,066,146)	(533,634,754)	(19,199,459)	(3,081,669)	(2,826,402)	(400,499,465)	(482,731,427)	(608,382,664)

CONTRIBUTION MARGIN	1,579,507,099	1,431,418,132	1,229,177,541	1,735,815,258	1,731,100,013	1,555,961,293	(2,517,756)	12,786,562	15,791,695	3,312,804,601	3,175,304,707	2,800,930,529

Other work performed by the entity and capitalized	30,014,454	19,881,495	13,476,346	47,142,651	42,000,709	35,191,036	118,881	83,324	-	77,275,986	61,965,528	48,667,382
Employee benefits expense	(156,645,727)	(141,748,617)	(113,966,867)	(315,024,893)	(286,189,660)	(263,105,705)	(44,339,216)	(37,743,821)	(32,107,264)	(516,009,836)	(465,682,098)	(409,179,836)
Other expenses	(149,875,517)	(131,303,219)	(117,716,347)	(440,392,666)	(392,931,388)	(377,970,540)	16,217,570	4,135,918	3,128,040	(574,050,613)	(520,098,689)	(492,558,847)

GROSS OPERATING RESULT	1,303,000,309	1,178,247,791	1,010,970,673	1,027,540,350	1,093,979,674	950,076,084	(30,520,521)	(20,738,017)	(13,187,529)	2,300,020,138	2,251,489,448	1,947,859,228

Depreciation and amortization expense	(241,309,803)	(220,709,881)	(209,061,131)	(235,910,224)	(212,656,348)	(223,100,209)	(1,959,877)	(2,107,030)	(2,322,394)	(479,179,904)	(435,473,259)	(434,483,734)
Impairment losses (reversal of impairment losses) recognized in profit or loss	(15,674,259)	(13,042,851)	(11,117,362)	(35,815,056)	(61,835,073)	(34,141,630)	(26,047)	-	2,646,265	(51,515,362)	(74,877,924)	(42,612,727)

OPERATING INCOME	1,046,016,247	944,495,059	790,792,180	755,815,070	819,488,253	692,834,245	(32,506,445)	(22,845,047)	(12,863,658)	1,769,324,872	1,741,138,265	1,470,762,767

FINANCIAL RESULT	(99,978,477)	(167,809,388)	(145,785,551)	(243,780,744)	(53,414,151)	(46,097,468)	80,596,896	53,194,581	(24,759,208)	(263,162,325)	(168,028,958)	(216,642,227)
Financial income	112,661,181	37,896,449	38,373,092	96,548,660	161,068,601	183,505,989	56,674,436	61,161,496	10,250,899	265,884,277	260,126,546	232,129,980
Financial costs	(158,041,713)	(167,371,745)	(169,460,109)	(339,277,981)	(214,051,796)	(232,804,924)	5,461,409	(6,944,093)	(17,623,905)	(491,858,285)	(388,367,634)	(419,888,938)
Profit (loss) from indexed assets and liabilities	14,341,214	1,220,365	(785,468)	634,552	558,758	1,204,984	(13,342,211)	(11,193,878)	(13,176,384)	1,633,555	(9,414,755)	(12,756,868)
Foreign currency exchange differences	(68,939,159)	(39,554,457)	(13,913,066)	(1,685,975)	(989,714)	1,996,483	31,803,262	10,171,056	(4,209,818)	(38,821,872)	(30,373,115)	(16,126,401)
Positive	57,125,008	52,992,156	20,072,837	4,497,592	3,454,032	3,762,002	59,380,504	37,379,556	24,339,662	121,003,104	93,825,744	48,174,501
Negative	(126,064,167)	(92,546,613)	(33,985,903)	(6,183,567)	(4,443,746)	(1,765,519)	(27,577,242)	(27,208,500)	(28,549,480)	(159,824,976)	(124,198,859)	(64,300,902)

Share of profit of associates accounted for using the equity method	(54,352,584)	24,355,515	27,913,996	2,595,760	933,704	2,468,250	(35,735)	-	(310)	(51,792,559)	25,289,219	30,381,936
Other gains (losses)	43,449,696	3,418,397	1,422,271	(314,354)	3,561,369	1,392,547	28,634,475	12,190,239	12,371,594	71,769,817	19,170,005	15,186,412
Gain (loss) from other investments	43,359,034	835,817	657,026	-	-	80,274	21,077,900	-	-	64,436,934	835,817	737,300
Gain (loss) from the sale of property, plant and equipment	90,662	2,582,580	765,245	(314,354)	3,561,369	1,312,273	7,556,575	12,190,239	12,371,594	7,332,883	18,334,188	14,449,112

Income before tax	935,134,882	804,459,583	674,342,896	514,315,732	770,569,175	650,597,574	76,689,191	42,539,773	(25,251,582)	1,526,139,805	1,617,568,531	1,299,688,888

Income tax	(348,148,954)	(229,566,686)	(210,602,693)	(161,722,526)	(203,441,100)	(210,877,855)	(48,773,115)	(71,159,999)	14,804,628	(558,644,595)	(504,167,785)	(406,675,920)

NET INCOME	586,985,928	574,892,897	463,740,203	352,593,206	567,128,075	439,719,719	27,916,076	(28,620,226)	(10,446,954)	967,495,210	1,113,400,746	893,012,968

Net income attributable to	586,985,928	574,892,897	463,740,203	352,593,206	567,128,075	439,719,719	27,916,076	(28,620,226)	(10,446,954)	967,495,210	1,113,400,746	893,012,968
Shareholders of Enersis	-	-	-	-	-	-	-	-	-	571,873,345	658,514,150	377,350,521
Non-controlling interests	-	-	-	-	-	-	-	-	-	395,621,865	454,886,596	515,662,447

Line of Business	Generation			Distribution			Eliminations and others			Total
STATEMENT OF CASH FLOW	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Cash flow from (used in) operating activities	1,026,718,651	874,169,034	718,617,420	769,341,885	855,536,268	844,926,087	(98,022,542)	(28,729,658)	(20,181,072)	1,698,037,994	1,700,975,644	1,543,362,435
Cash flow from (used in) investment activities	(357,107,188)	(194,635,422)	(265,633,358)	(513,969,018)	(488,352,158)	(451,881,927)	571,389,216	(540,899,509)	(124,620,795)	(299,686,990)	(1,223,887,089)	(842,136,080)
Cash flows from (used in) financing activities	(575,096,742)	(628,577,198)	(639,711,643)	(220,294,230)	(327,075,688)	(440,998,366)	(488,068,691)	1,292,418,242	68,435,178	(1,283,459,663)	336,765,356	(1,012,274,831)
The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

35.3 Countries

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
CURRENT ASSETS	1,878,994,993	2,084,089,603	520,217,733	324,887,994	848,758,549	814,810,111	574,295,812	592,888,884	287,163,111	230,431,271	(177,931,310)	(150,892,582)	3,931,498,888	3,896,215,281
Cash and cash equivalents	989,320,583	906,467,031	25,917,276	24,982,401	197,723,645	249,642,879	357,750,546	344,261,959	134,033,441	81,033,299	-	-	1,704,745,491	1,606,387,569
Other current financial assets	8,518,962	540,622,559	-	-	52,870,583	163,360,721	38,065,858	72,983,696	-	4,062,461	-	-	99,455,403	781,029,437
Other current non-financial assets	16,052,871	4,826,805	4,151,319	5,359,794	115,566,129	86,826,237	12,267,413	11,417,533	27,060,380	33,166,923	-	-	175,098,112	141,597,292
Trade and other current receivables	578,408,890	363,300,892	416,026,626	255,990,455	446,392,339	287,515,769	147,531,981	142,962,648	93,735,123	78,923,672	(408,056)	1,043,672	1,681,686,903	1,129,737,108
Current accounts receivable from related companies	134,750,382	135,381,849	28,097,713	28,866,234	22,359,268	15,395,164	748,922	1,393,681	3,256	4,918,900	(167,518,201)	(151,936,254)	18,441,340	34,019,574
Inventories	43,677,878	22,015,023	41,937,394	8,201,936	934,466	2,519,460	16,506,890	19,869,367	30,463,526	25,176,969	-	-	133,520,154	77,782,755
Current tax assets	90,281,411	111,475,444	4,087,405	1,487,174	12,912,119	9,549,881	1,424,202	-	1,867,385	3,149,047	-	-	110,572,522	125,661,546

Non-current assets classified as held for sale and discontinued operations	17,984,016	-	-	-	-	-	-	-	-	-	(10,005,053)	-	7,978,963	-

NON-CURRENT ASSETS	9,750,318,070	8,908,947,599	822,281,224	659,059,378	2,333,408,466	2,217,714,263	2,716,160,481	2,677,766,989	1,553,601,206	1,389,084,031	(5,185,946,019)	(4,571,123,234)	11,989,823,428	11,281,449,026
Other non-current financial assets	33,090,868	37,649,971	72,882	95,878	496,463,986	452,516,565	1,177,618	1,267,312	16,166	6,692	-	-	530,821,520	491,536,418
Other non-current non-financial assets	236,772	366,777	4,232,688	976,223	69,746,584	83,157,858	3,644,175	-	-	-	(54,039)	(409,033)	77,806,180	84,091,825
Trade and other non-current receivables	7,496,412	6,875,034	175,753,071	157,987,010	97,082,421	42,678,160	11,309,771	15,505,469	-	-	-	-	291,641,675	223,045,673
Non-current accounts receivable from related companies	-	-	486,605	-	36,267,177	36,001,623	-	-	-	-	(36,267,177)	(36,001,623)	486,605	-
Investments accounted for using the equity method	6,324,305,426	5,823,859,485	42,815,909	48,287,286	-	-	32,798,603	33,085,546	95,911,225	84,687,466	(6,422,197,553)	(5,741,838,903)	73,633,610	248,080,880
Intangible assets other than goodwill	36,525,521	37,570,805	2,533,936	2,736,208	1,062,638,430	1,060,733,391	40,612,537	43,583,416	25,901,632	28,936,541	-	-	1,168,212,056	1,173,560,361
Goodwill	2,240,478	2,298,609	1,401,472	1,574,810	97,979,622	95,223,794	4,886,064	5,213,756	8,527,161	8,287,322	1,295,818,830	1,259,722,037	1,410,853,627	1,372,320,328
Property, plant and equipment	3,303,520,171	2,899,506,899	591,453,902	431,863,368	389,577,389	374,933,897	2,549,665,315	2,483,155,951	1,423,245,022	1,267,166,010	(23,246,080)	(22,827,400)	8,234,215,719	7,433,798,725
Investment property	8,514,562	44,877,049	-	-	-	-	-	-	-	-	-	-	8,514,562	44,877,049
Deferred tax assets	34,387,860	55,942,970	3,530,759	15,538,595	83,652,857	72,468,975	72,066,398	95,955,539	-	-	-	(29,768,312)	193,637,874	210,137,767

TOTAL ASSETS	11,629,313,063	10,993,037,202	1,342,498,957	983,947,372	3,182,167,015	3,032,524,374	3,290,456,293	3,270,655,873	1,840,764,317	1,619,515,302	(5,363,877,329)	(4,722,015,816)	15,921,322,316	15,177,664,307

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
CURRENT LIABILITIES	744,843,606	976,567,203	919,270,662	765,661,046	479,284,646	507,823,387	828,561,609	504,585,033	269,583,701	236,388,951	(46,722,240)	(9,765,921)	3,194,821,984	2,981,259,699
Other current financial liabilities	150,748,390	447,215,392	36,046,855	185,774,593	78,874,557	67,179,349	92,779,423	135,583,922	63,356,454	70,921,949	-	-	421,805,679	906,675,205
Trade and other current payables	490,927,954	373,615,062	775,438,014	418,484,935	340,379,343	253,932,994	428,369,239	254,481,844	167,957,943	134,483,501	85,804,457	80,005,318	2,288,876,950	1,515,003,654
Current accounts payable to related companies	10,417,853	25,743,837	28,081,812	74,601,162	30,274,223	148,963,775	198,528,161	43,984,648	8,905,270	890,087	(132,526,697)	(89,771,239)	143,680,622	204,412,270
Other current provisions	11,627,110	14,899,483	33,345,118	49,361,942	3,335,096	1,162,162	31,449,522	12,139,002	10,465,838	9,746,774	-	-	90,222,684	87,309,363
Current tax liabilities	38,357,866	82,475,261	6,836,964	8,146,432	2,213,038	14,569,709	64,747,073	48,102,434	3,317,372	6,443,227	-	-	115,472,313	159,737,063
Current provisions for employee benefits	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities	37,276,286	32,618,168	39,521,899	29,291,982	24,208,389	22,015,398	12,688,191	10,293,183	15,580,824	13,903,413	-	-	129,275,589	108,122,144
Liabilities associated with current assets classified as held for sale and discontinued operations	5,488,147	-	-	-	-	-	-	-	-	-	-	-	5,488,147	-

NON-CURRENT LIABILITIES	1,410,672,019	1,082,782,610	291,965,068	131,441,625	959,581,284	805,923,465	1,241,915,054	1,209,708,575	601,204,740	525,169,451	(58,056,579)	(66,085,979)	4,447,281,586	3,688,939,747

Other non-current financial liabilities	1,042,430,478	834,174,804	44,052,205	19,263,284	627,845,559	511,762,232	1,162,494,911	1,097,771,137	412,274,375	327,277,654	-	-	3,289,097,528	2,790,249,111
Trade and other non-current payables	3,711,078	-	120,587,518	126,137	35,086,925	22,937,741	-	-	-	-	-	-	159,385,521	23,063,878
Non-current accounts payable to related companies	-	-	36,594,486	36,317,667	-	-	-	-	-	-	(36,594,486)	(36,317,667)	-	-
Other long-term provisions	27,969,934	23,983,651	8,468,074	13,647,279	152,802,156	142,210,556	4,100,860	10,688,183	3,902,817	3,437,684	-	-	197,243,841	193,967,353
Deferred tax liabilities	255,156,048	176,873,577	31,236,466	18,926,410	18,454,634	21,675,958	-	23,901,959	173,514,336	183,877,298	-	(29,768,312)	478,361,484	395,486,890
Non-current provisions for employee benefits	56,333,817	43,056,906	12,825,808	9,640,282	122,729,879	106,313,626	75,319,283	77,347,296	2,721,625	2,156,881	-	-	269,930,412	238,514,991
Other non-current non-financial liabilities	25,070,664	4,693,672	38,200,511	33,520,566	2,662,131	1,023,352	-	-	8,791,587	8,419,934	(21,462,093)	-	53,262,800	47,657,524

EQUITY	9,473,797,438	8,933,687,389	131,263,227	86,844,701	1,743,301,085	1,718,777,522	1,219,979,630	1,556,362,265	969,975,876	857,956,900	(5,259,098,510)	(4,646,163,916)	8,279,218,746	8,507,464,861
Equity attributable to shareholders of Enersis	9,473,797,438	8,933,687,389	131,263,227	86,844,701	1,743,301,085	1,718,777,522	1,219,979,630	1,556,362,265	969,975,876	857,956,900	(5,259,098,510)	(4,646,163,916)	6,201,976,047	6,168,554,253
Issued capital	8,284,164,467	7,946,458,335	206,381,462	185,677,463	216,324,676	209,103,124	170,397,032	168,808,967	298,376,352	275,585,129	(3,371,196,003)	(3,116,352,293)	5,804,447,986	5,669,280,725
Retained earnings	3,565,687,987	3,330,989,884	(151,386,397)	113,985,428	206,870,339	315,847,482	145,279,263	657,299,536	281,694,302	218,598,523	(996,411,049)	(1,595,115,700)	3,051,734,445	2,813,634,297
Share premium	206,574,859	365,334,508	-	-	684,112,119	664,870,411	3,398,995	3,627,695	590,505	501,725	(894,676,478)	(875,574,691)	-	158,759,648
Other reserves	(2,582,629,875)	(2,709,095,338)	76,268,162	15,152,666	635,993,951	528,956,505	900,904,340	726,626,067	389,314,717	363,271,523	3,185,020	940,878,768	(2,654,206,384)	(2,473,120,417)

Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	2,077,242,699	2,338,910,608

Total Liabilities and Equity	11,629,313,063	10,993,037,202	1,342,498,957	983,947,372	3,182,167,015	3,032,524,374	3,290,456,293	3,270,655,873	1,840,764,317	1,619,515,302	(5,363,877,329)	(4,722,015,816)	15,921,322,316	15,177,664,307

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$
REVENUES AND OTHER OPERATING INCOME	2,052,877,135	1,739,963,584	1,902,672,810	538,886,420	702,356,329	668,889,354	2,266,459,965	1,867,480,092	2,128,031,611	1,601,692,842	1,312,563,122	1,229,969,272	796,341,810	643,504,088	568,105,958	(2,381,852)	(1,421,313)	(1,715,557)	7,253,876,320	6,264,445,902	6,495,953,448
Revenues	2,018,675,748	1,721,447,848	1,824,499,050	346,911,582	406,515,531	653,895,892	2,081,466,805	1,695,610,134	1,963,812,830	1,590,209,560	1,270,600,838	1,195,438,205	784,863,792	604,015,742	546,249,647	(2,366,605)	(1,412,853)	(1,771,926)	6,819,760,882	5,696,777,240	6,182,123,698
Energy sales	1,886,300,883	1,516,877,306	1,674,030,771	280,176,215	361,705,469	634,079,879	1,923,078,033	1,553,473,683	1,785,616,550	1,445,643,276	1,176,055,779	1,103,242,308	701,058,885	560,310,262	528,929,083	(122,447)	(201,948)	-	6,236,134,845	5,168,220,551	5,725,898,591
Other sales	26,677,747	37,365,915	11,203,229	523,507	361,681	412,885	16,820,481	6,569,786	5,800,382	492,002	3,280,645	2,566,899	16,384,949	8,823,805	38,502	-	-	-	60,898,686	56,401,832	20,021,897
Other services rendered	105,697,118	167,204,627	139,265,050	66,211,860	44,448,381	19,403,128	141,568,291	135,566,665	172,395,898	144,074,282	91,264,414	89,628,998	67,419,958	34,881,675	17,282,062	(2,244,158)	(1,210,905)	(1,771,926)	522,727,351	472,154,857	436,203,210
Other operating income	34,201,387	18,515,736	78,173,760	191,974,838	295,840,798	14,993,462	184,993,160	171,869,958	164,218,781	11,483,282	41,962,284	34,531,067	11,478,018	39,488,346	21,856,311	(15,247)	(8,460)	56,369	434,115,438	567,668,662	313,829,750

RAW MATERIALS AND CONSUMABLES USED	(1,309,401,197)	(998,903,978)	(1,278,999,551)	(209,270,230)	(225,811,105)	(456,896,885)	(1,405,383,543)	(1,082,324,727)	(1,261,178,855)	(634,092,249)	(489,478,900)	(433,850,406)	(382,923,412)	(292,653,947)	(264,153,581)	(1,088)	31,462	56,359	(3,941,071,719)	(3,089,141,195)	(3,695,022,919)
Energy purchases	(788,420,653)	(568,466,950)	(681,252,650)	(165,988,305)	(186,778,094)	(188,141,869)	(1,041,607,105)	(616,825,105)	(602,540,949)	(389,379,482)	(282,064,565)	(219,666,504)	(230,083,919)	(170,440,992)	(158,288,518)	3,056,025	3,962,147	1,220,180	(2,612,423,439)	(1,820,613,559)	(1,848,670,310)
Fuel consumption	(305,479,172)	(211,612,174)	(385,360,528)	(31,350,429)	(25,889,830)	(255,215,278)	(58,409,123)	(51,277,737)	(31,481,376)	(33,015,871)	(34,870,502)	(36,215,949)	(82,758,971)	(62,465,952)	(55,518,422)	(1,088)	-	-	(511,014,654)	(386,116,195)	(763,791,553)
Transportation expenses	(151,948,780)	(182,821,321)	(190,345,945)	(2,887,610)	(3,021,027)	(4,645,155)	(93,644,111)	(72,787,402)	(142,758,291)	(130,555,197)	(114,719,080)	(115,622,940)	(35,042,438)	(22,369,037)	(19,580,741)	(3,056,025)	(3,962,147)	(1,225,320)	(417,134,161)	(399,680,014)	(474,178,392)
Other miscellaneous supplies and services	(63,552,592)	(36,003,533)	(22,040,428)	(9,043,886)	(10,122,154)	(8,894,583)	(211,723,204)	(341,434,483)	(484,398,239)	(81,141,699)	(57,824,753)	(62,345,013)	(35,038,084)	(37,377,966)	(30,765,900)	-	31,462	61,499	(400,499,465)	(482,731,427)	(608,382,664)

CONTRIBUTION MARGIN	743,475,938	741,059,606	623,673,259	329,616,190	476,545,224	211,992,469	861,076,422	785,155,365	866,852,756	967,600,593	823,084,222	796,118,866	413,418,398	350,850,141	303,952,377	(2,382,940)	(1,389,851)	(1,659,198)	3,312,804,601	3,175,304,707	2,800,930,529

Other work performed by the entity and capitalized	21,505,569	14,831,058	11,267,275	27,871,087	21,102,202	12,470,077	12,046,728	13,877,942	15,741,611	10,209,703	8,810,875	6,497,515	3,969,512	3,343,451	2,690,904	1,673,387	-	-	77,275,986	61,965,528	48,667,382
Employee benefits expense	(131,005,350)	(123,792,285)	(104,960,338)	(182,617,639)	(154,686,549)	(119,207,683)	(107,989,443)	(100,646,527)	(106,756,270)	(55,772,427)	(51,593,413)	(47,181,965)	(38,624,977)	(34,963,324)	(31,073,580)	-	-	-	(516,009,836)	(465,682,098)	(409,179,836)
Other expenses	(111,451,891)	(116,287,888)	(109,459,496)	(150,390,841)	(138,909,308)	(114,875,019)	(169,097,432)	(147,251,808)	(154,523,039)	(91,510,241)	(75,777,792)	(74,513,810)	(52,309,761)	(43,261,744)	(40,846,681)	709,553	1,389,851	1,659,198	(574,050,613)	(520,098,689)	(492,558,847)

GROSS OPERATING RESULT	522,524,266	515,810,491	420,520,700	24,478,797	204,051,569	(9,620,156)	596,036,275	551,134,972	621,315,058	830,527,628	704,523,892	680,920,606	326,453,172	275,968,524	234,723,020	-	-	-	2,300,020,138	2,251,489,448	1,947,859,228

Depreciation and amortization expense	(129,989,657)	(121,138,443)	(113,054,058)	(34,457,311)	(39,649,324)	(37,553,574)	(126,219,710)	(111,980,732)	(118,997,483)	(115,830,740)	(99,481,692)	(104,303,331)	(74,234,989)	(64,854,394)	(62,377,398)	1,552,503	1,631,326	1,802,110	(479,179,904)	(435,473,259)	(434,483,734)
Impairment losses (reversal of impairment losses) recognized in profit or loss	(13,185,420)	(8,212,948)	(15,012,980)	(2,641,255)	(7,740,545)	(1,373,527)	(29,563,651)	(51,248,898)	(24,644,075)	(3,189,097)	(160,634)	(194,686)	(2,935,939)	(7,514,899)	(1,387,459)	-	-	-	(51,515,362)	(74,877,924)	(42,612,727)

OPERATING INCOME	379,349,189	386,459,100	292,453,662	(12,619,769)	156,661,700	(48,547,257)	440,252,914	387,905,342	477,673,500	711,507,791	604,881,566	576,422,589	249,282,244	203,599,231	170,958,163	1,552,503	1,631,326	1,802,110	1,769,324,872	1,741,138,265	1,470,762,767

FINANCIAL RESULT	(47,542,058)	(43,026,391)	(91,641,919)	(39,636,349)	(94,354,564)	(64,962,488)	(127,456,000)	34,677,521	30,905,320	(61,236,977)	(50,091,563)	(65,263,038)	(23,920,963)	(26,555,488)	(28,142,657)	36,630,022	11,321,527	2,462,555	(263,162,325)	(168,028,958)	(216,642,227)
Financial income	52,121,989	56,783,528	24,927,472	112,698,021	37,262,480	8,339,316	88,275,167	146,393,325	182,577,796	18,603,031	18,522,711	13,289,208	3,921,832	3,522,291	5,284,506	(9,735,763)	(2,357,789)	(2,288,318)	265,884,277	260,126,546	232,129,980
Financial costs	(81,683,556)	(102,213,764)	(97,012,353)	(90,124,247)	(73,869,756)	(57,873,835)	(227,554,883)	(120,173,373)	(155,317,783)	(78,795,617)	(68,989,288)	(78,359,842)	(23,435,746)	(25,479,239)	(33,613,441)	9,735,764	2,357,786	2,288,316	(491,858,285)	(388,367,634)	(419,888,938)
Profit (loss) from indexed assets and liabilities	1,633,555	(9,414,755)	(12,756,868)	-	-	-	-			-	-	-	-	-	-	-	-		1,633,555	(9,414,755)	(12,756,868)
Foreign currency exchange differences	(19,614,046)	11,818,600	(6,800,170)	(62,210,123)	(57,747,288)	(15,427,969)	11,823,716	8,457,569	3,645,307	(1,044,391)	375,014	(192,404)	(4,407,049)	(4,598,540)	186,278	36,630,021	11,321,530	2,462,557	(38,821,872)	(30,373,115)	(16,126,401)
Positive	93,148,400	68,426,745	32,676,794	17,360,162	19,539,712	9,384,231	16,882,667	14,637,824	9,445,578	1,520,289	843,353	731,896	3,950,172	4,238,355	934,728	(11,858,586)	(13,860,245)	(4,998,726)	121,003,104	93,825,744	48,174,501
Negative	(112,762,446)	(56,608,145)	(39,476,964)	(79,570,285)	(77,287,000)	(24,812,200)	(5,058,951)	(6,180,255)	(5,800,271)	(2,564,680)	(468,339)	(924,300)	(8,357,221)	(8,836,895)	(748,450)	48,488,607	25,181,775	7,461,283	(159,824,976)	(124,198,859)	(64,300,902)

Share of profit of associates accounted for using the equity method	(54,388,319)	24,211,200	27,938,403	34,721	144,312	(24,407)	-	3	-	2,561,039	933,704	2,467,940	-	-	-	-	-	-	(51,792,559)	25,289,219	30,381,936
Other gains (losses)	70,893,263	14,570,497	12,370,433	662,310	733,527	581,061	-	2,761,811	1,983,259	120,697	381,011	(212,797)	93,547	723,159	464,456	-	-	-	71,769,817	19,170,005	15,186,412
Gain (loss) from other investments	63,729,466	110,144	158,287	707,468	725,673	579,029	-	-	-	-	-	(16)	-	-	-	-			64,436,934	835,817	737,300
Gain (loss) from the sale of property, plant and equipment	7,163,797	14,460,353	12,212,146	(45,158)	7,854	2,032	-	2,761,811	1,983,259	120,697	381,011	(212,781)	93,547	723,159	464,456	-	-	-	7,332,883	18,334,188	14,449,112

Income before tax	348,312,075	382,214,406	241,120,579	(51,559,087)	63,184,975	(112,953,091)	312,796,914	425,344,677	510,562,079	652,952,550	556,104,718	513,414,694	225,454,828	177,766,902	143,279,962	38,182,525	12,952,853	4,264,665	1,526,139,805	1,617,568,531	1,299,688,888

Income tax	(189,188,329)	(152,739,606)	(55,359,053)	(25,322,535)	(19,375,905)	(2,938,736)	(83,386,302)	(98,554,882)	(131,150,308)	(208,404,127)	(181,812,587)	(167,411,904)	(52,343,302)	(51,684,805)	(49,815,919)	-	-	-	(558,644,595)	(504,167,785)	(406,675,920)

NET INCOME	159,123,746	229,474,800	185,761,526	(76,881,622)	43,809,070	(115,891,827)	229,410,612	326,789,795	379,411,771	444,548,423	374,292,131	346,002,790	173,111,526	126,082,097	93,464,043	38,182,525	12,952,853	4,264,665	967,495,210	1,113,400,746	893,012,968

Net income attributable to	159,123,746	229,474,800	185,761,526	(76,881,622)	43,809,070	(115,891,827)	229,410,612	326,789,795	379,411,771	444,548,423	374,292,131	346,002,790	173,111,526	126,082,097	93,464,043	38,182,525	12,952,853	4,264,665	967,495,210	1,113,400,746	893,012,968
Shareholders of Enersis	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	571,873,345	658,514,150	377,350,521
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	395,621,865	454,886,596	515,662,447

Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF CASH FLOW	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Cash flow from (used in) operating activities	203,323,918	430,172,279	203,506,391	267,157,901	171,169,106	118,179,810	412,841,873	448,374,315	549,710,656	582,492,679	478,582,963	494,050,052	239,070,342	175,327,834	177,977,693	(6,848,719)	(2,650,853)	(62,167)	1,698,037,994	1,700,975,644	1,543,362,435
Cash flow from (used in) investment activities	956,586,408	(283,356,920)	(11,503,480)	(236,905,557)	(164,720,608)	(102,006,046)	(142,166,536)	(185,875,967)	(321,032,173)	(202,123,930)	(229,211,864)	(254,598,240)	(75,195,327)	(63,697,550)	(60,075,017)	(599,882,048)	(297,024,180)	(92,921,124)	(299,686,990)	(1,223,887,089)	(842,136,080)
Cash flows from (used in) financing activities	(1,096,385,941)	565,999,553	(529,252,790)	(28,140,190)	(4,113,277)	(32,486,937)	(326,502,619)	(199,139,356)	(254,099,560)	(320,548,584)	(220,291,845)	(192,885,791)	(118,613,377)	(105,415,120)	(96,548,298)	606,731,048	299,725,401	92,998,545	(1,283,459,663)	336,765,356	(1,012,274,831)

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

35.4	Generation and Transmission, and Distribution by Country

a)	Generation and transmission

Line of Business	Generation and Transmission
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
CURRENT ASSETS	587,911,081	511,796,884	111,345,580	107,811,492	179,310,128	139,953,310	329,704,908	321,118,495	164,347,787	137,890,412	(114,094,932)	(62,132,141)	1,258,524,552	1,156,438,452
Cash and cash equivalents	50,627,592	56,780,323	20,268,881	16,276,593	76,039,740	34,172,561	224,564,345	227,781,003	73,264,364	39,209,609	-	-	444,764,922	374.220.089
Other current financial assets	4,389,709	23,956,079	-	-	26,000,508	26,631,685	20,460,311	59,041	-	121,357	-	-	50,850,528	50.768.162
Other current non-financial assets	10,766,653	2,104,085	2,909,678	4,163,710	15,508,149	12,892,720	9,272,519	7,825,842	22,807,982	31,126,566	-	-	61,264,981	58.112.923
Trade and other current receivables	317,283,266	204,574,890	55,648,584	54,585,788	35,732,810	30,862,099	53,822,823	56,083,837	35,628,118	28,784,409	248,342	278,427	498,363,943	375.169.450
Current accounts receivable from related companies	113,265,863	116,673,985	28,040,438	28,288,101	23,607,823	33,710,120	7,818,044	13,527,398	8,711,102	16,361,453	(104,338,221)	(62,410,568)	77,105,049	146.150.489
Inventories	36,871,184	14,662,964	2,268,098	3,015,290	24,762	24,335	12,342,664	15,841,374	22,290,073	19,731,805	-	-	73,796,781	53.275.768
Current tax assets	44,701,761	93,044,558	2,209,901	1,482,010	2,396,336	1,659,790	1,424,202	-	1,646,148	2,555,213	-	-	52,378,348	98.741.571

Non-current assets classified as held for sale and discontinued operations	10,005,053	-	-	-	-	-	-	-	-	-	(10,005,053)	-	-	-

NON-CURRENT ASSETS	4,509,737,795	4,010,150,837	376,359,459	328,620,769	465,167,544	466,450,794	1,787,224,362	1,712,544,281	918,279,644	858,879,591	(1,242,631,650)	(977,828,980)	6,814,137,154	6,398,817,292
Other non-current financial assets	6,719,853	2,759,880	30,877	34,697	1	1	1,170,931	1,260,169	16,166	6,692	-	-	7,937,828	4.061.439
Other non-current non-financial assets	42,847	41,506	3,804,828	495,445	7,666,802	24,179,550	1,075,811	-	-	-	-	(407,692)	12,590,288	24.308.809
Trade and other non-current receivables	-	-	174,458,331	156,318,116	8,630,215	7,818,925	2,177,709	3,509,648	-	-	-	-	185,266,255	167.646.689
Non-current accounts receivable from related companies	-	-	-	-	31,402,626	31,832,066	-	-	-	-	(31,402,626)	(31,832,066)	-	-
Investments accounted for using the equity method	1,852,154,229	1,739,823,985	1,981,428	2,402,684	19,298,297	9,466,233	-	-	57,999,593	57,988,639	(1,322,024,225)	(1,030,609,532)	609,409,322	779.072.009
Intangible assets other than goodwill	18,851,913	14,551,065	70,302	91,877	2,847,709	2,556,250	22,960,562	24,751,366	10,768,352	9,892,423	-	-	55,498,838	51.842.981
Goodwill	-	-	1,401,472	1,574,810	-	-	4,886,064	5,213,756	8,527,161	8,287,322	110,795,201	85,020,310	125,609,898	100.096.198
Property, plant and equipment	2,621,113,891	2,249,838,283	191,081,462	152,164,545	362,640,263	352,672,949	1,707,545,357	1,618,190,483	840,968,372	782,704,515	-	-	5,723,349,345	5.155.570.775
Investment property	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	10,855,062	3,136,118	3,530,759	15,538,595	32,681,631	37,924,820	47,407,928	59,618,859	-	-	-	-	94,475,380	116.218.392

TOTAL ASSETS	5,097,648,876	4,521,947,721	487,705,039	436,432,261	644,477,672	606,404,104	2,116,929,270	2,033,662,776	1,082,627,431	996,770,003	(1,356,726,582)	(1,039,961,121)	8,072,661,706	7,555,255,744

	Generation and Transmission
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
CURRENT LIABILITIES	674,505,169	668,592,085	180,031,592	318,877,246	209,741,472	154,314,125	500,427,459	229,570,428	111,916,694	121,172,689	(54,269,042)	12,105,477	1,622,353,344	1,504,632,050
Other current financial liabilities	146,364,103	124,569,707	29,204,543	177,557,360	547,554	7,263,176	90,868,809	65,753,442	30,884,141	35,770,544	-	-	297,869,150	410.914.229
Trade and other current payables	330,234,621	227,775,952	104,631,867	59,795,791	55,829,739	47,918,292	194,459,885	88,750,765	63,043,076	71,194,251	29,732,030	29,738,143	777,931,218	525.173.194
Current accounts payable to related companies	139,180,109	256,312,820	27,161,544	73,534,329	147,681,040	94,607,913	131,257,351	28,331,191	9,832,315	951,459	(84,001,072)	(17,632,666)	371,111,287	436.105.046
Other current provisions	10,932,577	13,419,111	666,299	1,777,176	-	-	24,071,622	12,139,002	2,681,490	3,481,855	-	-	38,351,988	30.817.144
Current tax liabilities	31,480,257	31,752,583	6,836,964	1,330,433	2,213,037	2,048,620	55,331,792	32,330,315	761,199	6,174,192	-	-	96,623,249	73.636.143
Current provisions for employee benefits	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities	16,313,502	14,761,912	11,530,375	4,882,157	3,470,102	2,476,124	4,438,000	2,265,713	4,714,473	3,600,388	-	-	40,466,452	27.986.294

Liabilities associated with current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	1,060,892,738	771,344,735	154,168,284	104,952,969	8,446,341	26,868,554	883,041,284	864,631,943	322,944,470	304,848,189	(31,370,967)	(32,111,507)	2,398,122,150	2,040,534,883
Other non-current financial liabilities	778,135,168	574,924,357	44,052,205	12,954,207	2,421,880	19,711,499	862,784,448	828,381,968	183,792,705	164,199,904	-	-	1,871,186,406	1.600.171.935
Trade and other non-current payables	3,711,078	-	89,968	126,137	57,790	6	-	-	-	-	-	-	3,858,836	126.143
Non-current acounts payable to related companies	-	-	36,594,486	36,317,666	-	-	-	-	-	-	(31,686,032)	(32,111,507)	4,908,454	4.206.159
Other long-term provisions	25,161,118	17,426,844	-	5,389,574	5,571,273	6,795,372	465,509	738,840	3,661,187	3,223,572	-	-	34,859,087	33.574.202
Deferred tax liabilities	232,045,128	159,958,131	31,236,466	18,926,410	-	-	-	13,991,943	134,696,942	136,787,298	-	-	397,978,536	329.663.782
Non-current provisions for employee benefits	18,882,217	15,360,428	3,994,647	3,276,309	-	-	19,791,327	21,519,192	793,636	637,415	-	-	43,461,827	40.793.344
Other non-current non-financial liabilities	2,958,029	3,674,975	38,200,512	27,962,666	395,398	361,677	-	-	-	-	315,065	-	41,869,004	31.999.318

EQUITY	3,362,250,969	3,082,010,901	153,505,163	12,602,046	426,289,859	425,221,425	733,460,527	939,460,405	647,766,267	570,749,125	(1,271,086,573)	(1,019,955,091)	4,052,186,212	4,010,088,811
Equity attributable to shareholders of Enersis	3,362,250,969	3,082,010,901	153,505,163	12,602,046	426,289,859	425,221,425	733,460,527	939,460,405	647,766,267	570,749,125	(1,271,086,573)	(1,019,955,091)	4,052,186,212	4,010,088,811
Issued capital	2,066,342,520	1,863,803,648	108,474,430	75,661,025	115,185,419	111,945,652	167,029,702	165,215,801	227,902,984	210,366,777	(1,172,172,225)	(958,973,816)	1,512,762,830	1.468.019.087
Retained earnings	1,401,123,725	1,446,722,329	(19,153,229)	(64,632,839)	159,510,944	171,051,337	110,289,985	543,834,488	170,891,294	132,210,716	349,976,414	(168,587,688)	2,172,639,133	2.060.598.343
Share premium	206,008,557	206,008,557	-	-	-	-	-	-	590,505	501,725	-	-	206,599,062	206.510.282
Other reserves	(311,223,833)	(434,523,633)	64,183,962	1,573,860	151,593,496	142,224,436	456,140,840	230,410,116	248,381,484	227,669,907	(448,890,762)	107,606,413	160,185,187	274.961.099

Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total Liabilities and Equity	5,097,648,876	4,521,947,721	487,705,039	436,432,261	644,477,672	606,404,104	2,116,929,270	2,033,662,776	1,082,627,431	996,770,003	(1,356,726,582)	(1,039,961,121)	8,072,661,706	7,555,255,744
The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of Business	Generation and Transmission
Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2014	12-31-2013	12-31-2012	12-31-2014	12-31-2013	12-31-2012	12-31-2014	12-31-2013	12-31-2012	12-31-2014	12-31-2013	12-31-2012	12-31-2014	12-31-2013	12-31-2012	12-31-2014	12-31-2013	12-31-2012	12-31-2014	12-31-2013	12-31-2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUES AND OTHER OPERATING INCOME	1,225,716,216	962,878,821	1,107,116,945	167,629,542	173,767,877	347,671,353	437,032,601	349,612,268	361,855,124	753,385,347	639,460,200	580,151,107	401,695,198	315,886,096	282,124,274	(2,049,792)	(484,995)	(656,842)	2,983,409,112	2,441,120,267	2,678,261,961
Revenues	1,204,491,068	961,131,300	1,046,837,045	124,403,558	138,071,696	344,621,942	437,032,601	349,355,959	361,855,124	744,236,225	634,800,723	579,490,649	392,252,284	294,442,189	280,813,676	(2,034,545)	(476,535)	(661,982)	2,900,381,191	2,377,325,332	2,612,956,454
Energy sales	1,155,805,379	860,581,278	995,304,342	75,488,280	109,113,647	341,123,404	369,739,130	286,300,194	294,359,410	743,649,327	634,181,459	578,673,437	325,248,022	275,491,763	273,293,947	-	-	-	2,669,930,138	2,165,668,341	2,482,754,540
Other sales	11,062,697	25,273,582	30,347	-	-	-	-	-	-	476,853	-	-	12,603,162	8,817,669	-	-	-	-	24,142,712	34,091,251	30,347
Other services rendered	37,622,992	75,276,440	51,502,356	48,915,278	28,958,049	3,498,538	67,293,471	63,055,765	67,495,714	110,045	619,264	817,212	54,401,100	10,132,757	7,519,729	(2,034,545)	(476,535)	(661,982)	206,308,341	177,565,740	130,171,567
Other operating income	21,225,148	1,747,521	60,279,900	43,225,984	35,696,181	3,049,411	-	256,309	-	9,149,122	4,659,477	660,458	9,442,914	21,443,907	1,310,598	(15,247)	(8,460)	5,140	83,027,921	63,794,935	65,305,507

RAW MATERIALS AND CONSUMABLES USED	(750,212,920)	(494,891,536)	(753,997,627)	(47,296,149)	(56,031,618)	(281,490,845)	(234,224,494)	(141,838,915)	(131,313,182)	(220,460,069)	(204,521,337)	(171,182,696)	(151,707,294)	(112,418,729)	(111,094,930)	(1,087)	-	(5,140)	(1,403,902,013)	(1,009,702,135)	(1,449,084,420)
Energy purchases	(288,442,686)	(124,419,095)	(219,329,602)	(5,069,376)	(18,314,109)	(13,485,770)	(155,266,089)	(51,759,989)	(52,245,893)	(80,294,031)	(87,695,910)	(49,214,202)	(21,103,383)	(14,637,476)	(28,555,290)	3,056,025	3,962,147	1,220,179	(547,119,540)	(292,864,432)	(361,610,578)
Fuel consumption	(305,475,422)	(211,607,777)	(385,352,659)	(31,350,429)	(25,889,831)	(255,215,278)	(58,409,123)	(51,277,737)	(31,481,375)	(33,015,871)	(34,870,502)	(36,215,949)	(82,758,971)	(62,465,952)	(55,518,422)	(1,087)	-	-	(511,010,903)	(386,111,799)	(763,783,683)
Transportation expenses	(142,831,143)	(149,447,929)	(153,277,780)	(1,832,459)	(1,826,164)	(4,074,257)	(16,037,191)	(9,695,879)	(16,161,314)	(68,739,282)	(59,719,073)	(57,311,261)	(35,235,902)	(22,491,100)	(19,718,720)	(3,056,025)	(3,962,147)	(1,225,319)	(267,732,002)	(247,142,292)	(251,768,651)
Other miscellaneous supplies and services	(13,463,669)	(9,416,735)	3,962,414	(9,043,885)	(10,001,514)	(8,715,540)	(4,512,091)	(29,105,310)	(31,424,600)	(38,410,885)	(22,235,852)	(28,441,284)	(12,609,038)	(12,824,201)	(7,302,498)	-	-	-	(78,039,568)	(83,583,612)	(71,921,508)

CONTRIBUTION MARGIN	475,503,296	467,987,285	353,119,318	120,333,393	117,736,259	66,180,508	202,808,107	207,773,353	230,541,942	532,925,278	434,938,863	408,968,411	249,987,904	203,467,367	171,029,344	(2,050,879)	(484,995)	(661,982)	1,579,507,099	1,431,418,132	1,229,177,541

Other work performed by the entity and capitalized	16,466,173	10,625,755	8,472,679	4,717,343	2,994,025	-	843,966	798,621	713,161	5,763,279	5,001,430	4,133,486	550,306	461,664	157,020	1,673,387	-	-	30,014,454	19,881,495	13,476,346
Employee benefits expense	(64,865,762)	(63,318,333)	(51,313,882)	(40,274,266)	(33,097,900)	(22,442,565)	(14,797,349)	(12,441,385)	(11,545,260)	(20,155,909)	(18,284,458)	(15,935,879)	(16,552,441)	(14,606,541)	(12,729,281)	-	-	-	(156,645,727)	(141,748,617)	(113,966,867)
Other expenses	(65,814,911)	(60,037,993)	(51,725,559)	(22,301,843)	(19,974,007)	(14,644,907)	(12,075,956)	(9,947,279)	(12,503,249)	(24,447,808)	(20,175,229)	(21,038,904)	(25,612,491)	(21,653,706)	(18,465,710)	377,492	484,995	661,982	(149,875,517)	(131,303,219)	(117,716,347)

GROSS OPERATING RESULT	361,288,796	355,256,714	258,552,556	62,474,627	67,658,377	29,093,036	176,778,768	186,183,310	207,206,594	494,084,840	401,480,606	376,127,114	208,373,278	167,668,784	139,991,373	-	-	-	1,303,000,309	1,178,247,791	1,010,970,673

Depreciation and amortization expense	(98,700,534)	(90,062,966)	(82,066,125)	(23,684,899)	(26,740,217)	(23,217,258)	(26,790,105)	(24,882,875)	(26,462,161)	(43,806,831)	(37,628,154)	(38,421,392)	(48,327,434)	(41,395,669)	(38,894,195)	-	-	-	(241,309,803)	(220,709,881)	(209,061,131)
Impairment losses (reversal of impairment losses) recognized in profit or loss	(12,461,456)	64,137	(11,027,857)	(81,595)	(5,788,835)	-	(1,154,947)	(695,613)	-	(787,644)	76,227	(44,846)	(1,188,617)	(6,698,767)	(44,659)	-	-	-	(15,674,259)	(13,042,851)	(11,117,362)

OPERATING INCOME	250,126,806	265,257,885	165,458,574	38,708,133	35,129,325	5,875,778	148,833,716	160,604,822	180,744,433	449,490,365	363,928,679	337,660,876	158,857,227	119,574,348	101,052,519	-	-	-	1,046,016,247	944,495,059	790,792,180

FINANCIAL RESULT	(81,712,534)	(62,651,050)	(63,763,352)	(1,703,724)	(85,446,574)	(37,367,253)	19,658,005	15,184,609	9,501,946	(34,591,411)	(26,946,483)	(38,974,600)	(12,653,611)	(12,096,778)	(16,903,421)	11,024,798	4,146,888	1,721,129	(99,978,477)	(167,809,388)	(145,785,551)
Financial income	2,020,079	3,536,277	5,972,775	83,671,357	4,244,643	2,841,601	23,653,993	19,932,500	24,959,636	11,379,616	11,265,048	5,210,427	1,062,402	1,144,181	1,230,290	(9,126,266)	(2,226,200)	(1,841,637)	112,661,181	37,896,449	38,373,092
Financial costs	(74,368,101)	(77,521,638)	(67,876,690)	(23,365,736)	(31,560,337)	(23,674,870)	(14,528,800)	(12,677,600)	(18,097,957)	(44,880,587)	(38,653,714)	(43,917,815)	(10,024,754)	(9,184,654)	(18,088,798)	9,126,265	2,226,198	2,196,021	(158,041,713)	(167,371,745)	(169,460,109)
Profit (loss) from indexed assets and liabilities	14,341,214	1,220,365	(785,468)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	14,341,214	1,220,365	(785,468)
Foreign currency exchange differences	(23,705,726)	10,113,946	(1,073,969)	(62,009,345)	(58,130,880)	(16,533,984)	10,532,812	7,929,709	2,640,267	(1,090,440)	442,183	(267,212)	(3,691,259)	(4,056,305)	(44,913)	11,024,799	4,146,890	1,366,745	(68,939,159)	(39,554,457)	(13,913,066)
Positive	30,902,041	26,215,267	7,585,199	15,924,492	18,008,940	7,926,758	15,287,550	13,724,429	8,385,976	1,172,568	740,084	407,595	2,845,603	3,279,188	3,196	(9,007,246)	(8,975,752)	(4,235,887)	57,125,008	52,992,156	20,072,837
Negative	(54,607,767)	(16,101,321)	(8,659,168)	(77,933,837)	(76,139,820)	(24,460,742)	(4,754,738)	(5,794,720)	(5,745,709)	(2,263,008)	(297,901)	(674,807)	(6,536,862)	(7,335,493)	(48,109)	20,032,045	13,122,642	5,602,632	(126,064,167)	(92,546,613)	(33,985,903)

Share of profit of associates accounted for using the equity method	(54,352,584)	24,211,203	27,938,714	-	144,312	(24,718)	-	-	-	-	-	-	-	-	-	-	-	-	(54,352,584)	24,355,515	27,913,996
Other gains (losses)	42,651,566	2,556,683	172,116	662,310	733,527	500,770	-	-	-	74,183	310,238	187,055	61,637	(182,051)	562,330	-	-	-	43,449,696	3,418,397	1,422,271
Gain (loss) from other investments	42,651,566	110,144	158,288	707,468	725,673	498,738	-	-	-	-	-	-	-	-	-	-	-	-	43,359,034	835,817	657,026
Gain (loss) from the sale of property, plant and equipment	-	2,446,539	13,828	(45,158)	7,854	2,032	-	-	-	74,183	310,238	187,055	61,637	(182,051)	562,330	-	-	-	90,662	2,582,580	765,245

Income before tax	156,713,254	229,374,721	129,806,052	37,666,719	(49,439,410)	(31,015,423)	168,491,721	175,789,431	190,246,379	414,973,137	337,292,434	298,873,331	146,265,253	107,295,519	84,711,428	11,024,798	4,146,888	1,721,129	935,134,882	804,459,583	674,342,896

Income tax	(121,515,731)	(58,588,721)	(48,515,925)	(28,903,711)	(7,294,916)	(5,394,465)	(39,386,507)	(25,337,026)	(27,804,757)	(126,151,739)	(106,503,562)	(97,612,299)	(32,191,266)	(31,842,461)	(31,275,247)	-	-	-	(348,148,954)	(229,566,686)	(210,602,693)

NET INCOME	35,197,523	170,786,000	81,290,127	8,763,008	(56,734,326)	(36,409,888)	129,105,214	150,452,405	162,441,622	288,821,398	230,788,872	201,261,032	114,073,987	75,453,058	53,436,181	11,024,798	4,146,888	1,721,129	586,985,928	574,892,897	463,740,203

Net income attributable to	35,197,523	170,786,000	81,290,127	8,763,008	(56,734,326)	(36,409,888)	129,105,214	150,452,405	162,441,622	288,821,398	230,788,872	201,261,032	114,073,987	75,453,058	53,436,181	11,024,798	4,146,888	1,721,129	586,985,928	574,892,897	463,740,203
Shareholders of Enersis	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF CASH FLOW	12-31-2014	12-31-2013	12-31-2012	12-31-2014	12-31-2013	12-31-2012	12-31-2014	12-31-2013	12-31-2012	12-31-2014	12-31-2013	12-31-2012	12-31-2014	12-31-2013	12-31-2012	12-31-2014	12-31-2013	12-31-2012	12-31-2014	12-31-2013	12-31-2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Cash flow from (used in) operating activities	239,014,894	304,511,164	125,150,824	79,108,857	23,434,990	28,675,022	187,589,266	172,240,644	192,967,520	364,425,930	273,903,244	285,686,789	156,986,993	100,608,823	85,267,321	(407,289)	(529,831)	869,944	1,026,718,651	874,169,034	718,617,420
Cash flow from (used in) investment activities	34,558,119	65,544,539	34,358,657	(56,312,879)	(38,876,836)	(20,355,421)	(24,096,560)	(6,217,205)	(37,318,172)	(185,214,366)	(125,834,718)	(172,564,767)	(18,336,629)	(8,773,627)	(11,625,051)	(107,704,873)	(80,477,575)	(58,128,604)	(357,107,188)	(194,635,422)	(265,633,358)
Cash flows from (used in) financing activities	(281,839,416)	(319,365,277)	(352,028,788)	(18,507,611)	14,391,257	(21,575,050)	(122,230,027)	(203,692,092)	(188,035,537)	(151,340,517)	(104,425,180)	(64,595,057)	(109,291,615)	(96,493,312)	(70,735,871)	108,112,444	81,007,406	57,258,660	(575,096,742)	(628,577,198)	(639,711,643)

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

b)	Distribution

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS	300,765,617	192,097,248	409,109,176	217,226,660	589,020,643	413,137,593	254,296,273	286,639,350	142,931,833	106,049,491	(13,369,202)	(3,541,399)	1,682,754,340	1,211,608,943
Cash and cash equivalents	7,716,593	22,774,490	5,646,882	8,696,329	67,580,309	65,536,627	133,186,201	116,480,956	60,751,331	41,802,393	-	-	274,881,316	255.290.795
Other current financial assets	470,266	309,009	-	-	6,971,011	16,895,101	17,605,547	72,924,655	-	3,941,104	-	-	25,046,824	94.069.869
Other current non-financial assets	4,837,555	1,793,463	1,192,805	1,181,675	96,485,884	71,204,617	2,994,894	3,591,691	4,217,571	2,013,596	-	-	109,728,709	79.785.042
Trade and other current receivables	257,568,198	149,400,234	360,374,168	201,404,669	410,307,454	256,308,402	93,709,158	86,878,811	56,349,775	49,200,081	(70,326)	2,968	1,178,238,427	743.195.165
Current accounts receivable from related companies	26,178,562	15,082,952	353,432	757,342	23,473	22,750	2,636,246	2,735,244	13,402,430	3,156,941	(13,298,876)	(3,544,367)	29,295,267	18.210.862
Inventories	3,542,452	2,516,897	39,669,296	5,186,645	717,960	2,495,125	4,164,227	4,027,993	8,173,453	5,445,164	-	-	56,267,388	19.671.824
Current tax assets	451,991	220,203	1,872,593	-	6,934,552	674,971	-	-	37,273	490,212	-	-	9,296,409	1.385.386

Non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	1,240,468,968	1,210,687,967	405,106,897	284,575,650	1,871,949,977	1,748,919,068	928,936,117	965,222,710	587,886,652	487,752,639	-	-	5,034,348,611	4,697,158,034
Other non-current financial assets	30,619	22,728	42,005	61,181	496,441,092	452,494,316	6,687	7,143	-	-	-	-	496,520,403	452.585.368
Other non-current non-financial assets	188,157	319,503	427,860	480,779	58,185,573	58,799,681	2,568,364	-	-	-	-	-	61,369,954	59.599.963
Trade and other non-current receivables	7,364,933	6,055,189	1,294,740	1,668,894	88,314,071	34,859,235	9,132,062	11,995,821	-	-	-	-	106,105,806	54.579.139
Non-current accounts receivable from related companies	-	-	486,605	-	-	-	-	-	-	-	-	-	486,605	-
Investments accounted for using the equity method	541,582,223	552,161,023	19,612	21,641	-	-	32,798,603	33,085,547	-	-	-	-	574,400,438	585.268.211
Intangible assets other than goodwill	14,613,951	13,175,169	2,463,635	2,644,331	1,055,986,162	1,052,932,113	17,651,975	18,832,051	6,385,114	3,788,645	-	-	1,097,100,837	1.091.372.309
Goodwill	2,240,478	2,240,478	-	-	97,979,622	95,223,794	-	-	-	-	-	-	100,220,100	97.464.272
Property, plant and equipment	674,156,509	636,528,765	400,372,440	279,698,824	24,072,231	20,065,773	842,119,957	864,965,468	581,501,538	483,963,994	-	-	2,522,222,675	2.285.222.824
Investment property	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	292,098	185,112	-	-	50,971,226	34,544,156	24,658,469	36,336,680	-	-	-	-	75,921,793	71.065.948

TOTAL ASSETS	1,541,234,585	1,402,785,215	814,216,073	501,802,310	2,460,970,620	2,162,056,661	1,183,232,390	1,251,862,060	730,818,485	593,802,130	(13,369,202)	(3,541,399)	6,717,102,951	5,908,766,977

	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES	244,981,388	228,651,495	739,412,769	446,887,893	382,669,070	310,263,199	337,839,518	289,883,566	165,061,350	119,780,608	(13,369,202)	(3,541,399)	1,856,594,893	1,391,925,362
Other current financial liabilities	133	131,149	6,842,312	8,217,233	78,327,002	59,916,172	1,910,613	69,830,480	32,472,313	35,151,405	-	-	119,552,373	173.246.439
Trade and other current payables	117,620,794	103,303,719	670,451,782	358,293,966	278,869,512	199,096,766	233,909,354	165,731,078	102,523,673	60,398,971	-	646	1,403,375,115	886.825.146
Current accounts payable to related companies	111,172,127	111,091,592	1,448,331	1,566,103	3,897,216	20,234,079	76,976,179	30,522,419	8,896,631	7,452,597	(13,369,202)	(3,542,045)	189,021,282	167.324.745
Other current provisions	71,623	140,885	32,678,820	47,584,766	3,335,096	1,162,162	7,377,900	-	7,784,348	6,264,920	-	-	51,247,787	55.152.733
Current tax liabilities	4,501,006	4,812,663	-	6,815,999	1	12,480,104	9,415,281	15,772,119	2,556,173	269,035	-	-	16,472,461	40.149.920
Current provisions for employee benefits	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities	11,615,705	9,171,487	27,991,524	24,409,826	18,240,243	17,373,916	8,250,191	8,027,470	10,828,212	10,243,680	-	-	76,925,875	69.226.379

Liabilities associated with current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	72,612,722	43,735,684	137,796,785	26,488,657	930,337,149	772,314,235	358,873,770	345,076,634	271,208,226	213,494,034	-	-	1,770,828,652	1,401,109,244
Other non-current financial liabilities	-	-	-	6,309,078	625,423,679	492,050,733	299,710,462	269,389,169	228,481,670	163,077,749	-	-	1,153,615,811	930.826.729
Trade and other non-current payables	-	-	120,497,550	-	35,029,135	22,937,735	-	-	-	-	-	-	155,526,685	22.937.735
Non-current acounts payable to related companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other long-term provisions	2,808,816	6,556,806	8,468,074	8,257,705	147,154,456	129,252,556	3,635,352	9,949,344	241,630	214,112	-	-	162,308,328	154.230.523
Deferred tax liabilities	23,042,447	16,820,903	-	-	-	21,675,958	-	9,910,017	38,817,394	47,089,999	-	-	61,859,841	95.496.877
Non-current provisions for employee benefits	24,649,613	19,385,185	8,831,161	6,363,973	122,729,879	106,313,626	55,527,956	55,828,104	1,927,989	1,519,466	-	-	213,666,598	189.410.354
Other non-current non-financial liabilities	22,111,846	972,790	-	5,557,901	-	83,627	-	-	1,739,543	1,592,708	-	-	23,851,389	8.207.026

EQUITY	1,223,640,475	1,130,398,036	(62,993,481)	28,425,760	1,147,964,401	1,079,479,227	486,519,102	616,901,860	294,548,909	260,527,488	-	-	3,089,679,406	3,115,732,371
Equity attributable to shareholders of Enersis	1,223,640,475	1,130,398,036	(62,993,481)	28,425,760	1,147,964,401	1,079,479,227	486,519,102	616,901,860	294,548,909	260,527,488	-	-	3,089,679,406	3,115,732,371
Issued capital	367,928,682	367,928,681	61,605,286	69,224,795	398,597,876	387,386,697	3,367,331	3,593,166	40,732,177	37,694,885	-	-	872,231,352	865.828.224
Retained earnings	1,227,190,356	1,134,938,013	(127,076,910)	(43,583,682)	135,984,405	202,932,488	34,989,277	113,465,048	113,007,763	87,345,984	-	-	1,384,094,891	1.495.097.851
Share premium	566,302	566,302	-	-	-	-	3,398,995	3,627,695	-	-	-	-	3,965,297	4.193.997
Other reserves	(372,044,865)	(373,034,960)	2,478,143	2,784,647	613,382,120	489,160,042	444,763,499	496,215,951	140,808,969	135,486,619	-	-	829,387,866	750.612.299

Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total Liabilities and Equity	1,541,234,585	1,402,785,215	814,216,073	501,802,310	2,460,970,620	2,162,056,661	1,183,232,390	1,251,862,060	730,818,485	593,802,130	(13,369,202)	(3,541,399)	6,717,102,951	5,908,766,977

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

	Distribution
Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$
REVENUES AND OTHER OPERATING INCOME	1,127,892,544	975,023,628	984,738,417	371,411,786	528,653,054	321,242,024	1,969,226,184	1,634,111,790	1,880,664,677	982,770,698	852,780,069	851,622,458	478,699,892	413,911,453	385,013,476	-	-		4,930,001,104	4,404,479,994	4,423,281,052
Revenues	1,116,092,611	959,692,207	974,543,003	222,534,863	268,473,426	309,297,973	1,784,233,024	1,462,498,140	1,716,445,896	980,294,259	815,252,120	817,309,801	476,564,659	395,765,288	364,412,134	-	-		4,579,719,416	3,901,681,181	4,182,008,807
Energy sales	997,836,085	842,753,580	859,734,418	204,714,773	252,621,413	292,980,498	1,696,855,326	1,388,685,125	1,609,908,784	808,454,612	697,374,115	702,040,108	447,642,884	370,947,951	354,534,983	-	-	-	4,155,503,680	3,552,382,184	3,819,198,791
Other sales	7,396,980	7,963,873	8,535,176	523,507	361,681	412,885	16,820,481	-	-	15,149	3,280,645	2,566,899	3,781,787	6,136	38,502	-	-	-	28,537,904	11,612,335	11,553,462
Other services rendered	110,859,546	108,974,754	106,273,409	17,296,583	15,490,332	15,904,590	70,557,217	73,813,015	106,537,112	171,824,498	114,597,360	112,702,794	25,139,988	24,811,201	9,838,649	-	-	-	395,677,832	337,686,662	351,256,554
Other operating income	11,799,933	15,331,421	10,195,414	148,876,923	260,179,628	11,944,051	184,993,160	171,613,650	164,218,781	2,476,439	37,527,949	34,312,657	2,135,233	18,146,165	20,601,342	-	-	-	350,281,688	502,798,813	241,272,245

RAW MATERIALS AND CONSUMABLES USED	(855,757,752)	(712,458,218)	(728,000,745)	(161,995,240)	(169,802,328)	(175,422,082)	(1,313,723,580)	(1,060,194,360)	(1,247,583,156)	(547,593,754)	(464,474,672)	(464,300,285)	(315,115,520)	(266,450,403)	(252,013,491)	-	-		(3,194,185,846)	(2,673,379,981)	(2,867,319,759)
Energy purchases	(766,324,946)	(628,376,374)	(642,760,395)	(160,940,088)	(168,486,826)	(174,672,141)	(1,029,857,439)	(686,576,752)	(668,946,700)	(416,564,592)	(349,818,265)	(348,283,812)	(292,686,474)	(241,896,638)	(228,550,090)	-	-	-	(2,666,373,539)	(2,075,154,855)	(2,063,213,138)
Fuel consumption	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transportation expenses	(56,360,475)	(57,958,728)	(59,678,207)	(1,055,152)	(1,194,862)	(570,898)	(78,999,828)	(64,041,259)	(128,233,904)	(88,136,414)	(78,964,131)	(81,988,858)	-	-	-	-	-	-	(224,551,869)	(202,158,980)	(270,471,867)
Other miscellaneous supplies and services	(33,072,331)	(26,123,116)	(25,562,143)	-	(120,640)	(179,043)	(204,866,313)	(309,576,349)	(450,402,552)	(42,892,748)	(35,692,276)	(34,027,615)	(22,429,046)	(24,553,765)	(23,463,401)	-	-	-	(303,260,438)	(396,066,146)	(533,634,754)

CONTRIBUTION MARGIN	272,134,792	262,565,410	256,737,672	209,416,546	358,850,726	145,819,942	655,502,604	573,917,430	633,081,521	435,176,944	388,305,397	387,322,173	163,584,372	147,461,050	132,999,985	-	-		1,735,815,258	1,731,100,013	1,555,961,293

Other work performed by the entity and capitalized	5,039,396	4,205,303	2,794,597	23,153,744	18,108,177	12,470,077	11,202,763	13,079,321	15,028,450	4,446,424	3,809,445	2,364,028	3,300,324	2,798,463	2,533,884	-	-	-	47,142,651	42,000,709	35,191,036
Employee benefits expense	(31,640,442)	(30,387,943)	(28,098,186)	(142,343,373)	(121,588,649)	(96,765,119)	(83,882,323)	(80,791,303)	(88,652,016)	(35,616,518)	(33,308,955)	(31,246,085)	(21,542,237)	(20,112,810)	(18,344,299)	-	-	-	(315,024,893)	(286,189,660)	(263,105,705)
Other expenses	(64,522,171)	(62,191,404)	(64,211,703)	(128,124,044)	(118,511,278)	(99,917,490)	(154,016,112)	(135,153,017)	(137,882,457)	(67,631,351)	(55,855,565)	(53,663,965)	(26,098,988)	(21,220,124)	(22,294,925)	-	-	-	(440,392,666)	(392,931,388)	(377,970,540)

GROSS OPERATING RESULT	181,011,575	174,191,366	167,222,380	(37,897,127)	136,858,976	(38,392,590)	428,806,932	371,052,431	421,575,498	336,375,499	302,950,322	304,776,151	119,243,471	108,926,579	94,894,645	-	-	-	1,027,540,350	1,093,979,674	950,076,084

Depreciation and amortization expense	(27,377,925)	(27,033,400)	(27,216,121)	(10,772,411)	(12,909,107)	(14,336,316)	(99,250,848)	(86,883,098)	(92,210,040)	(71,998,972)	(61,825,005)	(65,854,529)	(26,510,068)	(24,005,738)	(23,483,203)	-	-	-	(235,910,224)	(212,656,348)	(223,100,209)
Impairment losses (reversal of impairment losses) recognized in profit or loss	(776,091)	(8,277,086)	(6,631,388)	(2,559,659)	(1,951,710)	(1,373,527)	(28,330,530)	(50,553,285)	(24,644,075)	(2,401,454)	(236,860)	(149,840)	(1,747,322)	(816,132)	(1,342,800)	-	-	-	(35,815,056)	(61,835,073)	(34,141,630)

OPERATING INCOME	152,857,559	138,880,880	133,374,871	(51,229,197)	121,998,159	(54,102,433)	301,225,554	233,616,048	304,721,383	261,975,073	240,888,457	238,771,782	90,986,081	84,104,709	70,068,642	-	-	-	755,815,070	819,488,253	692,834,245

FINANCIAL RESULT	5,623,543	500,342	9,223,777	(38,408,033)	(13,178,989)	(29,719,536)	(174,878,226)	(2,582,536)	12,072,874	(26,624,087)	(23,123,000)	(26,268,820)	(11,494,113)	(14,976,086)	(11,503,704)	2,000,172	(53,882)	97,941	(243,780,744)	(53,414,151)	(46,097,468)
Financial income	11,641,028	8,218,478	10,291,435	28,970,377	32,944,854	5,357,720	45,864,512	110,285,525	155,301,692	7,242,117	7,279,595	8,755,185	2,830,626	2,340,149	3,799,957	-	-	-	96,548,660	161,068,601	183,505,989
Financial costs	(3,480,577)	(7,777,657)	(2,281,296)	(66,547,390)	(45,795,956)	(35,873,443)	(221,272,601)	(113,177,408)	(144,016,072)	(33,912,253)	(30,335,480)	(35,098,814)	(14,065,160)	(16,965,295)	(15,535,299)	-	-	-	(339,277,981)	(214,051,796)	(232,804,924)
Profit (loss) from indexed assets and liabilities	634,552	558,758	1,204,984	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	634,552	558,758	1,204,984
Foreign currency exchange differences	(3,171,460)	(499,237)	8,654	(831,020)	(327,887)	796,187	529,863	309,347	787,254	46,049	(67,115)	74,809	(259,579)	(350,940)	231,638	2,000,172	(53,882)	97,941	(1,685,975)	(989,714)	1,996,483
Positive	2,447,199	1,981,184	745,506	728,964	742,128	1,113,208	833,954	422,873	841,360	347,721	103,323	324,301	775,194	804,523	930,908	(635,440)	(599,999)	(193,281)	4,497,592	3,454,032	3,762,002
Negative	(5,618,659)	(2,480,421)	(736,852)	(1,559,984)	(1,070,015)	(317,021)	(304,091)	(113,526)	(54,106)	(301,672)	(170,438)	(249,492)	(1,034,773)	(1,155,463)	(699,270)	2,635,612	546,117	291,222	(6,183,567)	(4,443,746)	(1,765,519)

Share of profit of associates accounted for using the equity method	-	-	-	34,721	-	310	-	-	-	2,561,039	933,704	2,467,940	-	-	-	-	-	-	2,595,760	933,704	2,468,250
Other gains (losses)	(392,778)	(176,425)	(173,274)	-	-	80,290	-	2,761,811	1,983,259	46,514	70,773	(399,853)	31,910	905,210	(97,875)	-	-	-	(314,354)	3,561,369	1,392,547
Gain (loss) from other investments	-	-	-	-	-	80,290	-	-	-	-	-	(16)	-	-	-	-	-	-	-	-	80,274
Gain (loss) from the sale of property, plant and equipment	(392,778)	(176,425)	(173,274)	-	-	-	-	2,761,811	1,983,259	46,514	70,773	(399,837)	31,910	905,210	(97,875)	-	-	-	(314,354)	3,561,369	1,312,273

Income before tax	158,088,324	139,204,797	142,425,374	(89,602,509)	108,819,170	(83,741,369)	126,347,328	233,795,323	318,777,516	237,958,539	218,769,934	214,571,049	79,523,878	70,033,833	58,467,063	2,000,172	(53,882)	97,941	514,315,732	770,569,175	650,597,574

Income tax	(44,925,099)	(31,370,850)	(24,732,757)	3,792,056	(10,685,347)	2,935,068	(18,559,097)	(66,562,047)	(100,740,767)	(82,240,147)	(75,302,320)	(69,798,727)	(19,790,239)	(19,520,536)	(18,540,672)	-	-	-	(161,722,526)	(203,441,100)	(210,877,855)

NET INCOME	113,163,225	107,833,947	117,692,617	(85,810,453)	98,133,823	(80,806,301)	107,788,231	167,233,276	218,036,749	155,718,392	143,467,614	144,772,322	59,733,639	50,513,297	39,926,391	2,000,172	(53,882)	97,941	352,593,206	567,128,075	439,719,719

Net income attributable to	113,163,225	107,833,947	117,692,617	(85,810,453)	98,133,823	(80,806,301)	107,788,231	167,233,276	218,036,749	155,718,392	143,467,614	144,772,322	59,733,639	50,513,297	39,926,391	2,000,172	(53,882)	97,941	352,593,206	567,128,075	439,719,719
Shareholders of Enersis	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF CASH FLOW	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Cash flow from (used in) operating activities	36,094,225	136,491,828	86,539,177	188,056,795	148,438,912	89,516,537	243,585,176	286,604,054	367,880,479	218,066,750	204,679,719	208,363,262	83,447,069	79,288,813	92,710,372	91,870	32,942	(83,740)	769,341,885	855,536,268	844,926,087
Cash flow from (used in) investment activities	13,004,063	(25,261,494)	(34,314,066)	(180,592,386)	(126,534,530)	(81,650,625)	(239,357,913)	(152,257,499)	(195,010,512)	(16,909,564)	(103,377,146)	(82,033,473)	(57,451,165)	(60,260,217)	(48,449,966)	(32,662,053)	(20,661,272)	(10,423,285)	(513,969,018)	(488,352,158)	(451,881,927)
Cash flows from (used in) financing activities	(64,578,477)	(95,280,198)	(71,996,235)	(9,632,579)	(18,504,534)	(10,911,887)	623,587	(112,549,985)	(214,494,108)	(169,208,067)	(115,866,665)	(128,290,734)	(10,068,877)	(5,502,637)	(25,812,427)	32,570,183	20,628,331	10,507,025	(220,294,230)	(327,075,688)	(440,998,366)
The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

36.	THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

36.1	Direct guarantees

Creditor	Debtor		Type	Assets Committed			Balance Pending at			Guarantees Released
of			of	Type	Currency	Book
Guarantee	Company	Relationship	Guarantee			Value	Currency	Dec-14	Dec-13	2015	Assets	2016	Assets	2017	Assets
Mitsubishi	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	16,050,998	ThCh$	73,177,119	73,830,430	-	-	-	-	-	-
Credit Suisse First Boston	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	5,901,285	ThCh$	3,033,750	3,147,660	-	-	-	-	-	-
Banco de la Nación Argentina	Endesa Costanera	Creditor	Pledge on collection and others	Collection CAMMESA accounts	ThCh$	-	ThCh$	-	521,832	-	-	-	-	-	-
Citibank N.A.	Endesa Argentina	Creditor	Pledge	Money deposit	ThCh$	788,775	ThCh$	702,470	796,448
Citibank N.A. / Santander Río	Edesur	Creditor	Pledge	Money deposit	ThCh$	-	ThCh$	-	-	-	-	-	-	-	-
Banco Santander (security agent)	G.N.L. Quintero	Associate	Pledge	Shares	ThCh$	-	ThCh$	-	102,302,517	-	-	-	-	-	-
Deutsche Bank / Santander Benelux	Enersis S.A.	Creditor	Deposit account	Deposit account	ThCh$	26,337,776	ThCh$	50,509,024	56,138,756	-	-	-	-	-	-
Various creditors	Ampla S.A.	Creditor	Pledge on collection and others	Collection accounts	ThCh$	6,345,373	ThCh$	161,031,458	178,884,259	-	-	-	-	-	-
Various creditors	Coelce S.A.	Creditor	Pledge on collection and others	Collection accounts	ThCh$	7,078,141	ThCh$	77,294,260	101,052,930	-	-	-	-	-	-
International Finance Corporation	CGT Fortaleza S.A.	Creditor	Mortgage and pledge	Brazilian real estate and equipment	ThCh$	-	ThCh$	-	25,461,857	-	-	-	-	-	-

As of December 31, 2014, Enersis S.A. had future energy purchase commitments amounting to ThCh$33,344,231,316 (ThCh$20,390,857,446 at December 31, 2013).

36.2	Indirect guarantees

Creditor of Guarantee	Debtor		Assets Committed			Balance Pending at			Guarantees Released
					Book
	Company	Relationship	Type	Currency	Value	Currency	Dec-14	Dec-13	2015	Assets	2016	Assets	2017

Bonds and bank borrowings	Chinango	Subsidiary	Guarantor	ThCh$	-	ThCh$	-	4,692,397	-	-	-	-	-

36.3   Lawsuits and Arbitrations Proceedings

As of the date of these Consolidated Financial Statements, the most relevant litigation involving Enersis and its subsidiaries are as follows:

1.-   Law 25,561 on Public Emergency and Reform to the Currency System, enacted on January 6, 2002 by the Argentine authorities, voided certain provisions of the concession agreement of Enersis’ subsidiary Edesur. Law 25,561 also required that utility concession agreements be renegotiated within a reasonable timeframe to adjust them to the new conditions. However, the failure to renegotiate Edesur’s concession agreement prompted Enersis S.A., Chilectra S.A., Endesa Chile and Elesur S.A. (now Chilectra S.A.) (collectively, the “Claimants”) to file an arbitration petition in 2003 under the Treaty for the Promotion and Protection of Chilean-Argentine Investments before the International Center for Settlement of Investment Disputes (ICSID). The statement of claim principally requested that the ICSID declare the investment expropiated for an amount of US$ 1,306,875,960 (approximately ThCh$ 792,946,989 ), and seeking for the damages caused to the investment due to lack of fair and equitable treatment, in the amount of US$ 318,780,600. The Claimants also seek, with respect to both claims, compounded annual interest of 6.9% per annum. The Claimants also claimed the sums resulting from the damages caused as from July 1, 2004. Finally, the Claimants also demanded US$ 102,164,683 for Elesur S.A. (now Chilectra S.A.) due to a lower price received on the sale of its shares. In 2005, the Argentine authorities and Edesur signed a Letter of Understanding, in which the terms and conditions are established for amendments and supplements to the Concession Agreement, forecasting tariff modifications, first during a transitional period and then under a Integral Tariff Review, in which the conditions for an ordinary tariff period of 5 years will be set. The arbitration has been suspended since March 2006 in accordance with the terms of the Letter of Understanding, and the appointment of one of the arbitrators, to replace an arbitrator who resigned in 2010 has been suspended. As of December 31, 2014, the parties informed ICSID of their agreement to extend the suspension of the arbitration procedure for 12 months starting on the same date, informing also that any of the parties can request the renewal of the arbitration procedure with 30 calendar days prior notice.

2.-   In Brazil, Basilus S/A Serviços, Empreendimentos e Participações (successor to Meridional S/A Serviços, Empreendimentos e Participações from 2008) is the holder of the litigation rights that it acquired from the construction companies Mistral and CIVEL, which had a civil works contract with Centrais Elétricas Fluminense S.A. (CELF). This contract was terminated before CELF’s privatization process. Since CELF’s assets were transferred to Ampla during the privatization process, Basilus (previously Meridional) sued Ampla in 1998, contending that the transfer of the referred assets was done in detriment of its rights. Ampla only acquired assets from CELF, but is not its legal successor since CELF, a state-owned company, still exits and maintains its legal personality. Basilus demanded payment of pending invoices and contractual penalties for termination of the civil works contract. In March 2009, the court decided in favor of Basilus, and Ampla and the State of Rio de Janeiro filed the corresponding appeals. On December 15, 2009, the State Court accepted the appeal and overturned the lower court’s decision obtained by Basilus, in Ampla’s favor. Basilus filed an appeal against the resolution, which was denied. In July 2010, Basilus filed an Appeal under Specific Court Regulations (Agravo Regimental) before the Superior Court of Justice of Brazil, which also rejected the appeal in August 2010. In order to overturn such decision, Basilus filed a Petition for Writ of Mandamus (Mandado de Seguranca), which was also rejected. In June 2011, Basilus filed an Appeal to Amendment of Judgment (Embargos de Declaração) in order to clarify a supposed omission by the Superior Court of Justice in the decision on the Petition of Writ of Mandamus, which was not accepted by the court. Against this decision, Basilus filed an Ordinary Appeal (Recurso Ordinario) before the Superior Court of Justice (in Brasilia). On March 28, 2012 the Reporting Justice decided the Ordinary Appeal in favor of Basilus. Ampla and the State of Rio de Janeiro filed an Appeal under Specific Court Regulations against the Reporting Justice’s decision, which was accepted by the First Court Room of the Superior Court of Justice on August 28, 2012, determining that the Ordinary Appeal of the Petition of Writ of Mandamus must be submitted to the decision by an en banc session and not by a single Reporting Justice. Basilus challenged the decision. The decision of August 28, 2012 was published on December 10, 2012, once the Appeal to Admendment of Judgment had been filed by Ampla and the State of Rio de Janeiro to remedy the existing error in its publication, in order to avoid future divergence. Basilus filed its response and on May 27, 2013, the Appeal to Admendment of Judgment filed by Ampla and the State of Rio de Janeiro were accepted and the error corrected. Consequently, the proceeding is in its second legal instance with a decision favorable to Ampla and there are pending proceedings before the Superior Court of Law. The amount involved in this proceeding is estimated to be approximately R$ 1,096 million (approximately ThCh$ 250,359,280).

3.-   The Trade Union of Niterói, representing 2,841 employees, filed a labor claim against Ampla, requesting the payment of salary differences of 26.05% starting from February 1989, pursuant to the Economic Plan instituted by Law Decree No.2,335/87. In the court of first instance, the decision was partially unfavorable for Ampla. The court ordered payment of the salary differences requested retroactive to February 1, 1989, and legal fees of 15% of such amount. Ampla filed several appeals, among them an Extraordinary Appeal which is currently pending. A mandatory mediation was unsuccessful. In parallel, Ampla has filed a motion for Advanced Dismissal of Enforcement (Exceção de Pré-Executividade) based on the jurisprudence of the Federal Supreme Court, which has previously declared the non-existence of a right acquired on the URP readjustment of Law Decree No.2,235/87. In addition, Ampla alleged the exception of the payment for these readjustments and, alternatively, requested the limitation of this readjustment using October 1989 salaries as a baseline. In the court of first instance, Ampla obtained the declaration of unenforceability of legal title, against which it filed an appeal (Agravo de Petição). The decision was partly favorable regarding the exception of payment, but not regarding the limitation of the salary differences, using October 1989 salaries as a baseline. On September 10, 2014, the court rejected the Special Appeal (Agravo de Instrumento) presented by both parties, who filed a Petition for Clarification of the Decision (Embargos de Aclaración) against this judgment. The amount involved in this proceeding is estimated to be approximately R$ 57 million (approximately ThCh$ 13,020,510).

4.-   Companhia Brasileira de Antibióticos (Cibran) filed suit against Ampla in order to receive compensation for the loss of products and raw materials, machinery breakdown, among other things, that occurred as a consequence of poor service provided by Ampla between 1987 and May 1994, and compensation for moral damages. This litigation is related to other five actions filed by Cibran against Ampla based on power outages allegedly caused by Ampla in the period from 1987 to 1994, 1994 to 1999 and part of 2002. The judge decided to conduct a single expert assessment for these various claims, which was in part adverse to Ampla. Ampla challenged such assessment and requested a new expert assessment. On September 5, 2013, the judge rejected the prior petition, whereupon Ampla filed a Petition for Clarification of the Decision (Embargo de Aclaración) and subsequently a Special Appeal (Agravo de Instrumento), both of which were rejected by the court. Against the latter, Ampla filed a Special Appeal before the Superior Court of Justice, which is pending review. In September 2014, a first instance judgment in one of these proceedings, ordered to Ampla to pay compensation of R$ 200,000 (approximately ThCh$ 48,896) for moral damages, in addition to the payment of material damages caused due to failures in supply of service, which have to be assessed by an expert in the sentence execution stage. Ampla filed a Clarification Attachment against this ruling that was rejected. In December 2014, Ampla filed an appeal, currently pending decision. In the remaining proceedings, a first instance ruling is pending. The amount involved for all these cases is estimated to be approximately R$166 million (approximately ThCh$ 37,919,380).

5.-   In December 2001, the Brazilian Federal Constitution was amended to apply the CONFINS tax (Contribuicao para o Financiamento da Seguridade Social), a tax levied on revenues, to electricity energy sales. The Constitution states that the changes on social contributions are effective 90 days after their publication, which is the reason why Ampla started to pay this COFINS tax in April 2002. However, the Brazilian Internal Revenue Service notified Ampla that the 90-day of entry into force is applied to statutory amendments, but are not applicable to constitutional amendments, which are effective immediately. In November 2007, the appeal filed with the Taxpayers Council (Consejo de Contribuyentes), the administrative appeals level, ruled against Ampla. In October 2008, Ampla filed a special appeal that was denied. On December 30, 2013, Ampla was notified of the decision to reject its position that the COFINS tax payments were not due for the period from December 2001 to March 2002 since the Constitution states that legislative changes are effective 90 days after their publication. Ampla filed a judicial proceeding to obtain a certification of fiscal good standing in order to continue receiving public funds and was required to post a bond for the tax debt . Under the new standard on surety bonds published in March 2014, the bond amount must be 120% rather than the previous 130%, of the tax debt and the bond was reduced to € 44 million. Ampla submitted the new surety bond, complying with the new requirements. The Brazilian Treasury accepted the surety bond and granted the certification of fiscal good standing. The Brazilian Treasury submitted the fiscal execution and Ampla opposed its defense in July 2014. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding. The amount involved in this case is estimated to be approximately R$ 142 million (approximately ThCh$ 32,437,060).

6.-   In August 1996, Ampla obtained a favorable ruling granting it an exemption from paying the COFINS tax for the period prior to the 2001 amendment of the Brazilian Federal Constitution which expressly made electric power operations subject to the COFINS tax. Following the definite decision in favor of Ampla issued in 2010, the Brazilian Public Treasury attempted to overturn the 1996 decision favorable to Ampla through a rescession action. Ampla refiled a suit originally filed in 1996 seeking a refund of its COFINS tax payments from April 1992 to June 1996, based on the favorable ruling in the first lawsuit described obove. The suit seeking a refund of the COFINS tax had been suspended pending the resolution of the first lawsuit above. In June 2013, Ampla received a favorable decision entitling it to a refund of its COFINS tax payments for the periods requested. The Brazilian Public Treasury appealed the decision. In October 2014, the Court of the State of Río de Janeiro ordered a new trial since it considered that the Brazilian Public Treasury did not have the opportunity to manifest in the prior decision judgment. A new first instance judgment is expected. The sum Ampla has requested as a tax refund amounts to R$ 161 million (approximately ThCh$ 36,777,230).

7.-   In order to fund the purchase of Coelce in 1998, Ampla issued long-term debt abroad through securities called Fixed Rate Notes (FRNs) which were governed by a special tax regime whereby interest payments received by non-resident holders were exempt from taxation in Brazil, as long as the debt was issued with a minimum maturity of 8 years. In 2005, the Brazilian Internal Revenue Service notified Ampla the special tax regime did not apply based on its understanding that prepayments were made before the state maturity, due to the fact that Ampla had received financing in Brazil which was allocated to the FRN holders. Ampla believes that these two transactions are independent and legally valid. The non-application of the special tax regime means that Ampla would have failed to comply with its obligation to retain the tax and to record it as interest payments made to non-resident holders. The tax resolution was appealed and in 2007 the Taxpayers Council (Consejo de Contribuyentes), the administrative appeals level annulled it. However, the Brazilian Internal Revenue Service (responsible for tax collection and compliance with tax laws) contested this decision before the Superior Chamber of Fiscal Resources (Cámara Superior de Recursos Fiscales), the final administrative appeals level, and on November 6, 2012, it ruled against Ampla. The decision was notified to Ampla on December 21, 2012. On December 28, 2012, Ampla filed a Petition for Clarification of the Decision (Embargo de Aclaración) before the Superior Chamber of Fiscal Resources in order to obtain a final resolution regarding contradictory points of the decision and to incorporate in it the relevant defense arguments that were omitted. On October 15, 2013, Ampla was informed of the decision to deny the Petition for Clarification of the Decision filed on December 28, 2012. As a consequence, Ampla filed a judicial proceeding to obtain a certification of fiscal good standing in order to continue receiving public funds. Ampla was required to post a bond for the tax debt. Under the new standard on surety bonds published in March 2014, the bond amount must increased in 20%, rather than the previous 30%, of the tax debt and the bond was reduced to € 331 million. Ampla submitted the new surety bond, complying with the new requirements. The Brazilian Treasury accepted the surety bond and granted the certification of fiscal good standing. The Brazilian Treasury submitted the fiscal execution and Ampla opposed its defense on June 27, 2014. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding. It is important to mention that the final unfavorable decision of the Superior Chamber of Fiscal Resources could lead to a possible criminal proceeding against some employees and managers of Ampla. The amount involved in this case is estimated to be approximately R$ 1,068 million (approximately ThCh$ 243,963,240).

8.-   Coelce bills the “low income” consumer with a social discount that determines a final rate called of “baja renta” (low income). The State compensates Coelce for this discount as a state subsidy. The ICMS (a tax similar to the Chilean Value Added Tax) is transferred (deducted) by Coelce over the amount of the normal rate (without the discount). On the other hand, the State of Ceará establishes that the ICMS does not apply to billings that fluctuate between 0 and 140 kW/h. On the other hand, Coelce, in order to calculate the ICMS deducible amount in reference to the total ICMS supported in energy purchases must apply the “pro rata” rule. The rule states that the percentage that represents revenues subject to ICMS over the total income (whether or not subject to ICMS). Coelce considers, for the purpose of its inclusion in the pro rata denominator, that the revenue not subject to ICM is the result of applying the end sales price of energy (price after the subsidy is discounted) and the Brazilian Internal Revenue Service holds that the income not subject to ICMS is the price of the normal rate (without discounting the subsidy). The Brazilian IRS’s position implies a lower ICMS deduction percentage. The Brazilian Treasury view is that the “ICMS pro rata” calculation should be based on the normal rate value in “low income” energy sales cases, instead of the reduced rate that Coelce uses. The Brazilian Treasury criteria results in a greater ICMS non-recoverable percentage, which results in a higher ICMS payable. Coelce holds that its calculation is correct, since it must be used in the “ICMS Pro Rata” calculation, reducing the value of the ICMS rate since that is the accurate value of the energy sales transaction (the ICMS’s base is the transaction value of the merchandise sold). In reference to the 2005 litigation, after the unfavorable decision in the administrative process, Coelce is waiting for the filing of the State’s judicial execution. However, Coelce has already presented the banking guarantee in order to assure its right its fiscal regulation certification right. In reference to the 2006, 2007, 2008 and 2009 litigation, Coelce filed the administration defense. The next process is to continue with the defense of judicial and administrative processes. The amount of these claims is R$ 103 million (approximately ThCh$ 23,528,290).

9.-   In 2002, the State of Rio de Janeiro issued a decree stating that the ICMS (a tax similar to the Chilean Value Added Tax) should be paid and filed on the 10th, 20th and 30th days of the same month of the tax accrual. Ampla continued paying ICMS in accordance with the previous system (fiing within five days after the end of the month of its accrual) and did not adopt the new system between September 2002 and February 2005 due to cash flow issues. Additionally, Ampla filed a lawsuit to dispute the constitutionality of the new filing requirement. These lawsuits were unsuccessful, and Ampla has filed suit alleging constitutional violations with the Brazilian Supreme Federal Tribune. Since March 2005, Ampla has been paying the ICMS according to the new system. In September 2005, the IRF notified to Ampla of fines and interest due to the delay in filling the ICMS as set forth in the aforementioned decree of 2002. Ampla appealed the resolution before the Administrative Courts, based on the fiscal Amnesty Laws of the State of Río de Janeiro published in 2004 and 2005 (foregiving interest and penalties if the taxpayer paid the taxes due). Ampla alleges that if the aforementioned tax amnesties are found to be inapplicable to it, the law would punish taxpayers that are delayed only a few days in their tax payments (as in the case of Ampla) more harshly than those who failed to pay their taxes and later formally adopted the various tax amnesties and thus, regulate their tax situation through the filing of overdue unpaid taxes.

On May 9, 2012, The “En Banc Council” (a special body within the Taxpayers Council, representing the last administrative instance) issued a judgment against Ampla. The decision was notified on August 29, 2012. Ampla appealed to the State Public Treasury (Hacienda Pública Estadual) using a special review procedure based on the equity principle, before the Governor of the State of Río de Janeiro. The appeal has not been resolved and, therefore, the tax should be suspended. However, the State of Río de Janeiro recorded the tax due in the Public Register as if demandable and, therefore, Ampla was obliged to post, on November 12, 2012, a surety bond in the amount of € 101 million (R$ 293 million) in order to receive a certification of fiscal good standing to continue receiving public funds. On June 4, 2013, in a decision of second instance, the State Public Treasury obtained a ruling against Ampla’s surety bond. In September 2013, Ampla filed a letter of guarantee to substitute for the surety bond rejected by the court. However, Ampla reiterated to the attorney of the State, the petition of review, which is still pending decision. Despite this, the State Public Treasury submitted the fiscal execution and Ampla opposed its defense. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding. The amount involved in this proceeding is R$ 269 million (approximately ThCh$ 61,447,670).

10.-   In 1982 and under the framework of an electricity supply network expansion in Brazilian rural areas, which was financed principally by international development banks (IDBs), the then-state-owned Companhia Energética do Ceará S.A. (Coelce) executed contracts with 13 cooperatives at the request of the Brazilian government and the IDBs to implement this project. Under the contracts, Coelce operated and maintained the assets and paid a monthly fee, which was adjusted for inflation. These contracts were of indefinite length and failed to clearly identify the networks that were under their scope due the public nature of Coelce and the fact that they were often amended, creating a confusion between the assets that were operated and maintained by Coelce, and the assets that were owned by it. After 13 years of regular performance of the lease by making payments adjusted for inflation, in 1995 Coelce started making payments without adjustment, and continued to do so after its privatization in 1998. In view of the foregoing, some of these cooperatives have filed claims against Coelce for the payment of the adjustment for inflation. Coelce’s defense is basically grounded on the argument that the adjustment is not applicable, since the assets lacked value due to their very extended useful lives, taking into consideration their depreciation; or, alternatively, if the assets were deemed to have any value, that said value would be very low since Coelce performed their replacement, extension and maintenance. The amount involved in this litigation is approximately R$ 161,742,815 (approximately ThCh$ 36,946,911).

One of the plaintiffs in this litigation, Cooperativa de Eletrificação Rural do V do Acarau Ltda (Coperva), filed a review action requesting expert evaluation of the issue. Once the expert report was delivered, Coelce claimed there were technical inconsistencies therein and requested a new evaluation to be conducted, but the court ruled the “anticipated execution of the decision”, which entails the preliminary determination of the adjusted monthly payments Coelce should have made and ordering the immediate payment of the difference between such adjusted values and the values Coelce actually paid. An appeal has been filed and a precautionary measure has been obtained in favor of Coelce, staying the anticipated execution of the decision. On April 4, 2014 a court of first instance denied Coperva’s claims. Coperva has appealed the decision. Coperva filed a appeal which is pending decision. Another plaintiff in the ligation, filed a review action in 2007, through which Coperva is attempting to readjust the lease value of its distribution lines (in the central region of the State of Ceará), to be calculated at 1% of the value of the asset leased, estimated by Coperca to be at R$ 15.6 million (approximately ThCh$ 3,563,508). This proceeding is in a first instanceand has not yet started the evidence presenting stage. The amount involved in this proceeding is estimated to be R$ 87,843,275 (approximately ThCh$ 20,066,039) . In Coerce’s case, the review action was filed in 2006 and Coelce is attempting to readjust the lease value of its distribution lines (in the central region of the State of Ceará) , to be calculated at 2% of the value of the asset leased. The amount involved in this proceeding is R$ 101,127,109 (approximately ThCh$ 23,100,466). This proceeding, as well as the one for Coperva, has not been actively promoted by the plaintiff and is in its first instance.

11.-   In October 2009, Tractebel Energía S.A. sued CIEN claiming an alleged breach of the contract “Purchase & Sale Agreement for 300 MW of Firm Capacity with related energy originating from Argentina” signed in 1999 between CIEN and Centrais Geradoras do Sul do Brasil S.A (which is now known as Tractebel Energía). Tractebel Energía asked the court to order CIEN to pay a rescission penalty of R$ 117,666,976 (approximately ThCh$ 26,878,667) plus other fines due to the unavailability of energy. The breach allegedly occurred due to a failure by CIEN to ensure sufficient capacity as contracted with Tractebel Energía during the 20-year period, which allegedly took place beginning in March 2005. In May 2010, Tractebel Energía notified CIEN via a written statement, but not judicially, its intention to exercise step-in rights of Line I (30%). The proceeding is currently at the first instance. CIEN petitioned to join this proceeding with the lawsuit filed by it against Tractebel Energía in 2001, which involves a dispute relative to exchange rates and taxing issues. The petition to join both proceedings was rejected by the court. Subsequently, CIEN filed a request to suspend the proceeding for 180 days in order to avoid potentially divergent decisions. The court ordered the suspension of proceedings for one year pending the outcome of the other lawsuit of CIEN against Tractebel Energía.

12.-   In 2010, Furnas Centrais Eletricas S.A. filed a suit against CIEN, based on CIEN’s alleged breach of the contract “Firm Capacity Purchase with Related Energy for the purchase of 700 MW of firm capacity with related energy originating from Argentina”, which was signed in 1998 with a term of 20 years beginning in June 2000. In its lawsuit, Furnas requested a compensation of R$ 520,800,659 (approximately ThCh$ 118,966,495) corresponding to a rescission penalty included in the contract, plus adjustments and delinquent interests, from the date of filing of the claim until actual payment. Furnas also requested for additional penalties based on the lack of availability of the “firm power and related energy” and for other damages to be determined upon the final decision. The first trial judgment denied the claims of Furnas for CIEN’s responsibility for breach of its contractual obligations. The Court recognized the existence of force majeure because of the energy crisis in Argentina. Regarding the foreign language documents presented by CIEN, the judge of first instance determined that those documents would be excluded from the lawsuit, which decision was confirmed by the 12th Civil Section of the State Court. CIEN has filed a Special Appeal (Recurso Especial) against this decision, which will be decided by the Superior Court of Justice. In addition to the foregoing, CIEN received a notice from Furnas, not at the judicial headquarters, indicating that in case of rescission due to CIEN’s breach, Furnas would have the right to acquire 70% of Line I.

13.-   At the end of 2002, Fortaleza filed an action against the Brazilian federal government in order to obtain a ruling that considered imported goods for the turbo-generating units to be qualified as “Other Power Generating Units” under the applicable tax legislation, which would be entitled to a 0% rate of import tax (II) and industrialized products tax(IPI). Fortaleza obtained a preliminary favorable ruling in the principal proceeding which allows it to import goods at a 0% rate, provided it deposited the applicable taxes as a bond in the event of a final adverse ruling. To date, Fortaleza has obtained favorable rulings in an administrative proceeding and from the Superior Court of Justice (Brasilia), for its principal proceeding. In 2002, Fortaleza filed an action due to the tax increase from 0% to 14% applicable to the importation of generator. In this proceeding, Fortaleza obtained a favorable decision in the first and second instances. The Brazilian Treasury re-filed a proceeding and Fortaleza obtained a favorable ruling, which will allow it to recover the € 27 million (approximately ThCh$ 20,347,991) bond. In December 2014, Fortaleza recovered € 25.3 million (approximately ThCh$ 18,274,400) of the bond and the remaining € 1.7 million (approximately ThCh$ 685,290) of the bond is pending of recovery.

14.-   In February 2007, the Brazilian tax authorities audited Fortaleza regarding the payment of PIS/COFINS tax during December 2003 and from February 2004 to November 2004. The audit resulted in a claim alleging differences between the amounts stated in Fortaleza’s annual tax return (where the PIS/COFINS tax amounts were reported under the new non-accrued regime) and the amounts stated in monthly tax returns (where the amounts due were reported under an older accrual system). On appeal, the Taxpayer’s Council confirmed the validity of the compensations of credits resulting from the regime change of PIS/COFINS. The Brazilian Treasury can file a Special Appeal before the Superior Chamber of Fiscal Resources (Cámara Superior de Recursos Fiscales). The amount involved in this proceeding is R$ 85 million (approximately ThCh$ 19,416,550).

15.-   The Brazilian Internal Revenue Service claims an alleged underreporting of dividends by Endesa Brasil, now called Enel Brasil, than it reported. The Brazilian IRS claims that the total amortization of goodwill (greater value) recorded by Enel Brasil in 2009 in the equity accounts, should have been recorded in the comprehensive income accounts. As a result, the procedure performed was inadequate and a greater profit would have been generated and consequently, a higher amount of dividends distributed. The alleged surplus in dividends was interpreted by the Brazilian IRS as payments to non-residents, which would be subject to a 15% income tax retained at the source. Enel Brasil responded states that all the procedures adopted by Enel Brasil were based on the company’s interpretation and in accordance with Brazilian accounting standards (Brazilian GAAP), and confirmed by the external auditors and by a legal opinion from Souza Leão Advogados. Enel Brasil has filed its defense in the administrative first instance and is waiting for an administrative first instance ruling. This contingency has not been provisioned. The amount involved in this proceeding is R$ 212 million (approximately ThCh$ 48,427,160).

16.-   In 2001, a lawsuit was filed against Endesa Chile’s Colombian generation subsidiary Emgesa S.A. E.S.P., as well as the non-related companies, Empresa de Energía de Bogotá S.A. E.S.P. (EEB) and Corporación Autónoma Regional de Cundinamarca (CAR), by the residents of Sibaté, in the Colombian Department of Cundinamarca. This lawsuit seeks to hold the defendants jointly liable for the damages and prejudices derived from the pollution to the El Muñá reservoir, resulting from the pumping of polluted waters from the Bogotá River by Emgesa. Emgesa has denied these allegations arguing, among others, that it does not have any responsibility since it receives the waters already contaminated. The plaintiffs’ initial demand was for approximately CPs 3,000 billion (approximately ThCh$ 750,000,000). Emgesa filed a motion for the joinder of numerous public and private entities that dump into the waters of the Bogotá River or that in any way are responsible for the environmental stewardship of the river basin. The Third Section of the State Council has received the petition and ordered certain companies joined as defendants. In January 2013, several of the defendants filed responses to the complaint. In June 2013, a motion to terminate the proceedings was denied. The resolving preliminary objections and the summons to a conciliation hearing are currently pending.

17.-   CAR in Colombia, through Resolution 506, enacted on March 28, 2005 and Resolution 1189, enacted on July 8, 2005, imposed on Emgesa, EEB and Empresa de Acueducto y Alcantarillado de Bogotá (EAAB) the execution of construction work in the El Muña reservoir, whose effectiveness, among others things, depends on maintaining Emgesa’s water concession. Emgesa filed a proceeding of nullity and reestablishment of rights against these resolutions before the Administrative Court of Law of Cundinamarca, Section One, in order to annul them. The first instance court denied the nullity of the abovementioned resolutions. Appeals were filed by Emgesa, EEB and EAAB, which are pending ruling. The amount at issue is undetermined.

18.-   In Colombia, upon creating an electrical distribution subsidiary, Codensa, in 1997, EEB contributed all public lighting infrastructures and other sale and distribution assets to Codensa in exchange for 51.5% of Codensa’s shares. However, there was no absolute clarity regarding the inventory of lights in the city and this generated subsequently differences regarding invoicing and settlement of the energy value that Codensa supplied to the municipality. In 2005, a geo-reference inventory of the lights was performed, which resulted in 8,661 fewer lights than those that Codensa considered in its billing and settlement to the Federal District of Bogotá (the District). In order to solve the conflict, the Parties carried out round-table discussion to come to an agreement. However, in 2009 a private citizen filed a derivative action in which he requests that the court of law: (i) declare the rights of the administrative morality and public property violated; (ii) order Codensa to carry out the settlement that includes delinquent interest due to the higher values paid between 1998 and 2004; and (iii) recognize the incentive due to administrative morality for the claimant (15% of the amount the District recovered). The first instance judgment, confirmed by the second instance judgment, ordered the Administrative Special Public Utilities Unit (the UAESP) and Codensa to, within a time period of two months starting from the date of issuance of the judgment, carry out all necessary negotiations to establish in a definitive manner the balances either in favor or against Codensa, duly adjusted, plus additional interest. If no agreement is reached, the UAESP itself may perform within the unilateral judgment within two months and deliver it to Codensa for its consideration. Codensa may also exercise remedies through the relevant government channels and, in the event of non-payment, must proceed to execute the judgment. On September 6, 2013, the Comptroller sent a communication to Codensa announcing future control actions against the company and the UAESP for an alleged detriment to the District of CPs 95,142,786,544 approximately ThCh$ 23,785,696, due to payments owed to the District for public lighting between 1998 and 2004. On September 20, 2013, CODENSA responded, disagreeing with the amount and proposing a technical group to resolve the issue. This resulted in several meetings being held. Based on Codensa’s documents and the declarations presented, the Comptroller issued a new report that supports the figure obtained by common accord by UAESP and Codensa. The Comptroller recommended in its report that UAESP send the agreement for judicial review in order to resolve the lawsuit with Codensa. Currently, the decision on this agreement signed between Codensa and UAESP by the Tenth Administrative Court of Law of the Circuit is pending.

19.-   A class action lawsuit has been filed by residents of the Colombian Municipality of Garzón, alleging that the construction of the El Quimbo hydroelectric project has caused the plaintiffs’ income from handicrafts or entrepreneurial activities to decrease by an average of 30%. The lawsuit claims the decrease was not considered when the project’s social-economic impact report was drafted. Emgesa has denied these allegations on the basis that (i) the social-economic impact report complied with all methodological criteria, including giving all interested parties the opportunity to be registered in the report, (ii) the plaintiffs are not residents and therefore, compensation is allowed only for those whose revenues are, in their majority, coming from of their activity in the direct area of influence of the El Quimbo hydroelectric project and (iii) compensation must not go beyond the “first link” of the production chain and must be based on the status of the income indicators of each affected person. A proceeding was filed in parallel by 38 inhabitants of the Municipality of Garzón, who are claiming compensation for being affected by the El Quimbo hydroelectric project since they were not included in the social-economic impact report. A mandatory settlement hearing was unsuccessful. The court ordered a test, which is currently in the preliminary phase. In the parallel proceeding, an exception previous of pending lawsuit was filed, based on the existence of the principal proceeding. The proposed exception is pending ruling. The amount involved in this proceeding is estimated to be approximately CPs 94 billion (approximately ThCh$ 23,500,000).

20.-   The Colombian Constitutional Court, under its authority to review records of actions for protection already ruled upon in first and second instances, selected seven actions for protection related to the El Quimbo hydroelectric project, which has been decided in favor of Emgesa. The plaintiffs of these actions for protection sought compensation saying that they belonged to trade associations such as: small handicraft fishermen, transporters, “paleros”, foremen, constructors and contractors. As a result of this review, consolidated into one proceeding, the Constitutional Court passed ruling T-135, and notified Emgesa on February 11, 2014. The Constitutional Court considered that the manner of conducting the census of the El Quimbo hydroelectric project was in violation of the principle of the citizen participation. Although the decision does not impact the validity of the project’s environmental license, it expands its geographical coverage and potentially adds additional affected parties. As a consequence of the above mentioned review, the Constitutional Court overturned the rulings of the courts in the first and second instances and ruled in favor of the plaintiffs. The

Constitutional Court ordered the inclusion and grant of the benefits included in the environmental license to them, and ordered, as protective measure for other similarly-situated people, that a new census be conducted in accordance with its order, particularly with respect to the right to effective participation by the local residents. On February 14, 2014, Emgesa filed a petition for clarification before the Constitutional Court which, while not disputing the decision, petitions the Court to clarify or limit its effects, particularly the economic effects. On March 6, 2014, Emgesa filed a writ to inform the Court of the actions it has taken to comply with the decision, such as: (i) including the seven plaintiffs identified by the Constitutional Court within the census of the El Quimbo hydroelectric project, (ii) holding informational sessions and social-economic interviews with the plaintiffs, (iii) forming a multi-disciplinary team to develop a structured methodological proposal to uphold the Court’s ruling and (iv) providing a timetable of activities to develop by the company to comply with the objectives indicated. The Constitutional Court ruled on the petition for clarification that Emgesa requested, considering it inadmissible because in its opinion, the scope of the protected fundamental rights is well established in ruling T-135. Similarly, the Court considers that, since it is a proceeding in which seven protected lawsuits were consolidated, the competent authority to verify compliance with the Court’s order is the court that ruled in the first instance on the first of the accrued proceedings (i.e. the Civil Chamber, Family Division of the High Court of the District of Neiva). This court of law will be the one in charge of carrying out public audiences requested by Emgesa to verify compliance with the judgment. There are no pending appeals. The amount of this proceeding is an undetermined.

21.-   The fiscal authority in Peru, SUNAT, questioned Edegel in 2001 regarding the manner in which it was accounting for the valuation of its depreciating assets. Edegel had conducted a voluntary reevaluation for the 1996 fiscal year, and as a result of such reevaluation it recorded a reduction of goodwill with respect to assets. This depreciation was recorded as an expense. The amount rejected by SUNAT is related to financial interest paid during the construction phase of the power plants. SUNAT claims (i) that Edegel has not demonstrated that it was necessary to obtain financing to build the power plants or (ii) that such financing was actually incurred. Edegel has responded that SUNAT cannot request such evidence in its review because the reevaluation assigns the assets a market value when the reevaluation was performed, instead of the historical value of the assets. In this case, the methodology considered that the power plants of such scale were built with financings. In addition, Edegel claimed that if SUNAT disagreed with the valuation, it should have conducted its own appraisal, which it failed to do. On February 2, 2012, the Tax Court (TF) issued a ruling for the 1999 fiscal year in favor of Edegel regarding two of its power plants, but against it regarding the remaining four power plants, based on the fact that a verified financing was only evidenced for the first two power plants. Consequently, the TF ordered SUNAT to recalculate the taxes payable by Edegel, which amounted to €11 million and were paid by Edegel in June 2012. This amount will be recovered if Edegel obtains favorable rulings in the following claims it has subsequently filed:

(i)	an administrative contentious claim before the Judicial Power against the TF’s ruling, filed in May 2012 (which would result in a complete recovery of the taxes).
(ii)

a partial appeal against the recalculation that SUNAT performed in order to comply with the TF’s ruling, on the basis that the recalculation was incorrect, filed in July 2012 (which would result in a partial recovery of the taxes).

In August 2013, Edegel received notice of an unfavorable ruling regarding certain of the claims it had brought. Edegel filed an annulment appeal against ruling, since the resolution violates its motivation right and it is untimely. The annulment appeal that Edegel filed is pending resolution by the TF which is expected to be resolved in 2015. The TF has ruled on the appeal, but Edegel has not been notified yet of the decision.

For the 2000 to 2001 fiscal years, Edegel paid the equivalent of €5 million and made a provision of €1 million. Edegel filed new evidence in order to reduce the amount of that could be paid from €6 million to €1.3 million, however the TF could determine that the evidence is inadmissible as untimely.

The taxes involved in these proceedings is S/. 122,556,694 (approximately ThCh$ 24,877,783), which is divided between the active amount of S/. 59,819,819 (approximately ThCh$ 12,142,825) and the passive amount of S/. 62,736,874 (approximately ThCh$ 12,734,958).

22.-   In 2005, three lawsuits were filed against Endesa Chile, the Chilean Treasury and the Chilean Water Authority (DGA, in its Spanish acronym), which are currently being treated as a single proceeding, requesting that DGA Resolution No. 134, which established non-consumptive water rights in favor of Endesa Chile to build the Neltume hydroelectric power plant project be declared null as a matter of public policy, with compensation for damages. Alternatively, the lawsuits request the compensation for damages for the losses allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirehueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the DGA Resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others,” in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Endesa Chile’s water rights related to the Neltume project. On September 25, 2014, the Court of Law issued an unfavorable ruling against Endesa Chile that in essence declared the right to use water established by DGA Resolution No. 134 illegal and orders its cancellation in the corresponding Water Rights Register of the correspondent Real Estate Registrar. Endesa Chile filed an appeal and cassation resources with the Court of Appeals of Santiago, which to date are still pending.

23.-   During 2010, three lawsuits for damages were filed against Endesa Chile by plaintiffs who alleged they were affected by the flooding of the Bio-Bio River in Region VIII of Chile. The plaintiffs sued Endesa Chile for losses caused by its deficient operation of the Ralco hydroelectric power plant during the flood. These three cases were joined, and a first instance ruling has been issued which denies the claim filed in all its parts. The ruling was appealed and such appeal has not yet been reviewed by the court. The plaintiffs are required to produce legal evidence proving the causal link between the operation of the Ralco hydroelectric power plant during the floods and the damages that the plaintiffs claim they sustained as a result of deficient facility operation. On March 27, 2012, there was a first instance judgment filed, which rejects the claim filed in all its parts. The plaintiff filed an appeal on March 12, 2013, where the Court of Appeals ordered proceedings to supplement the judgment, since there were exceptions and defenses that were not resolved in the first instance judgment. On May 2, 2013, the first instance Court of Law filed a supplementary judgment, referring to the exceptions and defenses that were not resolved in the first initial judgment. On July 14, 2014, the Court of Appeals of Concepción rejected the appeal filed by the plaintiffs and confirmed the first ruling denying relief in the lawsuit. The plaintiffs filed an appeal with the Supreme Court, which is pending resolution. The amount involved in the three lawsuits currently pending against Endesa Chile is ThCh$14,610,043, which is covered by an insurance policy.

24.-   In July and September 2010, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada, respectively, filed separate lawsuits against Endesa Chile and the DGA seeking to declare the annulment of DGA Resolution No. 134 that granted Endesa Chile’s water rights for the Neltume hydroelectric station. Similarly, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada, respectively, each filed suits against DGA Resolution No. 732 that authorized the relocation of the collection point of such water rights, arguing its invalidity as a violation of public policy. Ultimately, the plaintiffs attempted to demand payment for their water rights located in the area of influence of the hydraulic works for the future Neltume hydroelectric station. Endesa Chile has rejected these claims, contending that the plaintiffs are engaging in wrongful prosecution to prevent the construction of the power plant in order to obtain monetary compensation. The evidentiary period of the complaint filed by Ingeniería y Construcción Madrid S.A. (Case No. 7036-2010) has expired, and the parties have been summoned to hear judgment. Regarding the other lawsuit (Case No. 6705-2010), requesting the annulment of DGA Resolution No. 732, on March 12, 2012 a ruling was issued that declared the proceeding as abandoned. On June 27, 2012, Ingeniería y Construcción Madrid, filed a similar claim before another Court of Law (Case C-15156-2012), in which the discussion period and the regular evidentiary period have ended, and only some expert testimony is pending. On November 26, 2014, the court considering the lack of agreement between the parties, designated an expert, who has not accepted the position to date.

With respect to the Transportes Silva y Silva Ltda lawsuit (Case No. 16025-2012), which contests DGA Resolution No. 134, the proceeding was declared abandoned. In another lawsuit (Case No. 17916-2010), a similar request was made for the action to be declared abandoned, however, this request was denied. The plaintiff filed an appeal against the ruling, which was decided on May 10, 2013, declaring the proceeding abandoned. The resolution is final and executed. The amount of this proceeding is undetermined.

25.-   On May 24, 2011, Endesa Chile was served with a lawsuit filed by 19 riparian owners along the Pirihueico Lake, seeking to nullify DGA Resolution No. 732, which authorized the relocation of water rights collection for the Neltume power plant, from the Pirihueico Lake drainage 900 meters downstream along Fui River. The plaintiffs seek to have this annulment annotated at the margin of the notarized instrument that memorialized DGA Resolution No. 732, which approved the transfer of the collection. The plaintiffs also seek to have the recording of the deed struck from the Water Rights Registry, if entered, and to require the Chilean Treasury, the DGA and Endesa Chile to pay damages to the plaintiffs as a result of the challenged DGA Resolution. The plaintiffs seek to reserve their right to indicate the type and amount of damages in a subsequent legal proceeding. The claim is for an undetermined amount because the plaintiffs have requested that damages be determined in another suit, once the DGA Resolution is nullified. To date, the discussion period has ended and the evidence writ has been issued, which when received by the parties was the object of a replacement appeal filed by the plaintiff and an annulment petition filed by Endesa Chile, both of which were denied. On August 20, 2013 a conciliation hearing was initiated, and is still pending to date.

Afterwards, hydraulic and appraisal expert analysis were carried out. The Court of Appeals of Santiago’s resolution was also notified incorporating evidence, and Endesa provided documentary evidence consisting of: (i) a law report drafted by Mr. Cristián Maturana M., (ii) a law report drafted by Mr. Luis S. Figueroa, (iii) an engineering report drafted by Mr. Guillermo Cabrera, and (iv) an update of a land appraisal report on the zone farms drafted by Mr. Armando Illanes; Finally, other documents relative to the Environmental Impact Study (EIA, in its Spanish acronym) were provided, and testimonial evidence was presented both by Endesa Chile and by the plaintiffs. To date the regular and special evidentiary period has ended.

26.-   The arbitration proceeding being heard by the International Chamber of Commerce (the Chamber), under the framework of the Bocamina Thermal Power Plant Extension Project contract for the turnkey supply of a coal thermal generation plant, located in Coronel, Region VIII of Chile, executed in July 2007 between Endesa Chile and a consortium comprised of: Ingeniería y Construcción Tecnimont Chile Compañía Limitada, Tecnimont SpA, Tecnimont do Brasil Construção e Administração de Projetos Ltda., Slovenské Energetické Strojárne a.s. (SES) and Ingeniería y Construcción SES Chile Limitada, (the “Consortium”).

As a result of material breaches of the Consortium, for not finishing the works according to the terms and conditions agreed and within the time period stipulated in the contract and its supplementary documents, on October 16, 2012, Endesa Chile proceeded, strictly complying with the conditions authorized in the contract for such purpose, to collect the performance bonds, and in particular, those issued by Banco Santander Chile for US$93,992,554 (approximately ThCh$57,029,982) and the one from Credit Agricole for US$18,940,295 (approximately ThCh$11,492,024). To date, Endesa Chile has only been able to collect the performance bonds issued by Banco Santander Chile. Upon collection of the aforementioned performance bonds, Endesa Chile filed before the Chamber (Case 19015/CA) a request for arbitration to compel compliance with the contract plus compensation for damages, and, as an alternate request, termination of the contract with compensation for damages. In both cases, Endesa Chile reserved the right to file litigation regarding the amount and sum of the damages at a later stage. Endesa Chile based its claim on the serious non-compliance of the Consortium, including, amoung other material breaches: (i) material breach of the contractual date of the end of the works, (ii) the lack of payment to subcontractors and suppliers, which has forced Endesa Chile to take on part of their commitments to avoid a situation of total work stoppage, (iii) material breach of the schedule of intermediate control stages agreed to, (iv) breach of the “Open Book” delivery time period of the works, and (v) lack of compliance with safety and environmental standards agreed to and the administrative standards proscribed for managing the contract.

In turn, SES filed legal actions before the Chamber (Case 1924/CA) requesting that the collection of the performance bonds that Endesa Chile carried out be declared illegal.

On January 4, 2013, Endesa Chile notified the Consortium of the early termination of the contract due to material breach of its obligations according to the terms of it.

In January 2013, SES and Tecnimont separately contested the request for arbitration filed by Endesa Chile and sued Endesa Chile. Tecnimont sued for approximately US$1,294 million (approximately ThCh$785,134,500) and SES sued for US$15 million (approximately ThCh$9,101,250). On March 26, 2013, Endesa Chile responded to the counterclaims and petitioned for their dismissal. The proceeding filed by SES (Case 1924/CA) was consolidated with the arbitration proceeding described above.

On June 21, 2013, upon request of the arbitration court, the bases of the procedural proposals or simultaneous procedure were filed by each of the parties in a clear and precise manner as well as their respective proposed schedules. On July 2, 2013, the procedural order that established the procedural rules whereby the proceeding will be conducted was approved. On December 2, 2013 the parties exchanged legal briefs. Endesa Chile requested in its brief that the arbitrational court find (i) the defendants in breach of the contract, (ii) the defendants’ breach was attributable to serious fraud or negligence on their part and (iii) that the contract termination be recognized as occurring due to the defendant’s breach. On the grounds stated above, Endesa Chile has asserted that the performance bonds are consistent with the law and petitioned the court to order the defendants to pay fines and damages amounting to US$373,269,376 (approximately ThCh$226,481,193). Tecnimont requested an extension in order to object the documents, which was accepted by the arbitrational court.

The parties submitted documents, against which objections were filed. For the arbitration court, the parties resolved the objections raised by replacing the documents or performing complementation if necessary. On May 2, 2014, the parties submitted briefs, and rebuttal is expected to occur by January 15, 2015. (see Note 41).

27.-   On August 22, 2013, Endesa Chile, Pehuenche and San Isidro filed before the Court of Appeals of Santiago a claim against the Chilean Superintendency of Electricity and Fuels (SEF). The claim asserts the illegality of Resolution ORD No. 7230, dated August 7, 2013, in which the SEF, relying on its interpretative and supervisory authority, decreed that consumption by distributing companies in excess of the contracted supply, with respect to electricity generators that are forced by means of a bid to supply electricity, must be covered by electricity surpluses generated by other companies. The distributors with surplus electricity can assign their surpluses to distributors with deficits, irrespective of the will of the respective generator. The claim asserts this is contrary to the law and exceeds SEF’s faculties and authorities, resulting in an illegal resolution.

An injunction was requested, which was denied in the San Isidro and Pehuenche suits but was granted in the Endesa Chile suit. As a result, the effects of the decree are suspended. The three claims were heard one after the other and the result were communicated to all the companies. On April 10, 2014 the claims were dismissed as having been filed outside of the period allowed by law. An appeal was filed against such resolution before the Chilean Supreme Court, which accepted the appeal on July 8, 2014 and found the claim was filed in a timely manner. The cases were remanded to the Court of Appeals of Santiago to determine the validity of the claim, which are still pending of resolution.

28.-   In August 2013, the Chilean Superintendence of the Environment (SMA, in its Spanish acronym) filed charges against Endesa Chile alleging several violations of Exempt Resolution No. 206, dated August 2, 2007 and its supplementary and explanatory resolutions that environmentally certified the Bocamina Thermal Power Plant Extension Project. These alleged violations are related to the cooling system discharge channel, an inoperative Bocamina I desulphurizer, non-compliance with information delivery obligations, surpassing CO limits, failures in the acoustic perimeter fence of Bocamina I, excessive noise levels and having no technological barriers that prevent the massive entry of biomass in the intake of the central power plant. Endesa Chile submitted a compliance program that was not approved. On November 27, 2013, SMA added two additional violations to its charges. Endesa Chile presented its defense in December 2013, partially recognizing some of these violations (which could reduce the fine by 25% in case of recognition) and contesting the rest. On August 11, 2014, SMA passed Resolution No. 421 that fined Endesa Chile 8,640.4 UTA for environmental non-compliances that are the matter of the sanctioning proceeding. Endesa Chile filed an illegality claim against the SMA before the Third Environmental Court of Valdivia that to date is pending resolution.

In December 2013, the fishermen’s and algae collector trade unions of Coronel, among others, filed two constitutional protection appeals against Endesa Chile before the Court of Appeals of Concepcion. The first appeal alleges Endesa Chile would be operating Unit II of the Bocamina thermal power plant without the proper environmental authorizations. The second appeal alleges that Endesa Chile would not have an operational desulphurizing plant for the operation of Unit I of the Bocamina thermal power plant. The first plaintiff obtained a temporary injunction that halted operation of Unit II of the Bocamina thermal power plant. Endesa Chile contested the injunction but was denied relief. Endesa Chile also presented its defense in both resources, providing the background for rejection. On May 29, 2014, the ruling was upheld that accepted the appeal and imposed a series of requirements designed to prevent the Bocamina thermal power plant from causing environmental damage. An appeal was filed against this judgment before the Chilean Supreme Court, with which on November 6, 2014 ruling was sentenced that although it confirms the appealed decision (i.e. it confirms the resolution that picked up the protection appeals it contains certain declarations that are favorable for the company). Definitely, it recognizes that the Bocamina II thermal power plant has an Environmental Qualification Resolution (RCA, in its Spanish acronym), and the changes introduced in it must be approved through an Environmental Impact Study (EIA, in its Spanish acronym).

29.-   On May 12, 2014, Compañía Eléctrica Tarapacá S.A., (Celta) formally filed an arbitration claim against Compañía Minera Doña Inés de Collahuasi, requesting that the Arbitration Court of Law declare that through the contracts entered into in 1995 and 2001, the parties have established a long-term contractual relation, characterized by the economic balance that there must be in their reciprocal services supplied and that, due to the above, greater costs corresponding to the investment that must be made to comply with the emission standard contained in DS (Supreme Decree) (MMA) No. 13, 2011 must be shared by the parties. Based on this, the defendant should start paying up to the maturity of the contract, a fixed monthly charge that as of March 31, 2020 amounts to US$72,275,000 (approximately ThCh$43,852,856) for the proportional part of the investments that the defendant must pay due to the Supreme Decree abovementioned.

The claim was notified on July 3, 2014. On August 8, 2014 Collahuasi contested Celta’s claim and filed a counterclaim against Celta requesting that the Court declare that Celta has violated the prohibition to call on as precedent what was agreed to in the modifications of the 2009 supply contracts, reserving the right to discuss and prove the amount of the detriment. On August 26, 2014, Celta filed its response to the main claim and contested the counterclaim. On September 11, 2014 Collahuasi filed its rejoinder to the main claim and its response to the counterclaim. On October 1, 2014, Celta filed its response to the counterclaim. Additionally, the Arbitration Judge formulated a questionnaire with questions separately to each one of the parties and also with common questions for both.

Once these were responded, the arbitrator gave the parties a deadline until January 16, 2015 to contest or observe the answers provided and the documents attached specifying the contrary.

The management of Enersis considers that the provisions recorded in the Consolidated Financial Statements are adequate to cover the risks resulting from litigation described in this Note. It does not consider there to be any additional liabilities other than those specified.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates if there are any.

36.4   Financial restrictions

A number of the company’s loan agreements, and those of some of its subsidiaries, include the obligation to comply with certain financial ratios, which is normal in contracts of this nature. There are also affirmative and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1.	Cross Default

Some of the financial debt contracts of Enersis and of Endesa Chile contain cross default clauses. The credit line agreements governed by Chilean law, which Endesa Chile signed in February 2013 and Enersis in April 2013, stipulate that cross default arises only in the event of non-compliance by the borrower itself, with no reference made to its subsidiaries, i.e. Enersis or Endesa Chile, respectively. In order to accelerate payment of the debt in these credit lines due to cross default originating from other debt, the amount overdue of a debt must exceed US$50 million, or the equivalent in other currencies, and other additional conditions must be met such as the expiry of grace periods. Since being signed, these credit lines have not been disbursed. They mature in February 2016 and April 2016, respectively. Endesa Chile’s international credit line governed by New York State law, which was signed in July 2014 and expires in July 2019, also makes no reference to its subsidiaries, so cross default arises only in the event of non-compliance by the borrower itself. For the repayment of debt to be accelerated under this facility due to cross default on another debt, the amount in default should exceed US$50 million or its equivalent in other currencies. It must also meet other conditions, including the expiration of any grace periods, and a formal notice of intent to accelerate the debt repayment must have been served by creditors representing more than 50% of the amount owed or committed in the contract. This line of credit has not currently been utilized.

Regarding the bond issues of Enersis and Endesa Chile registered with the United States Securities and Exchange Commission (the SEC), commonly called “Yankee bonds”, a cross default can be triggered by another debt of the same company or of any of their Chilean subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of a certain series of Yankee bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on the Yankee bonds of Enersis or Endesa Chile. The Enersis Yankee bonds mature in 2016 and 2026, and those of Endesa Chile do so in 2015, 2024, 2027, 2037 and 2097. For the specific Yankee Bond that was issued in April 2014 and matures in 2024, the threshold for triggering cross default increased to US$50 million or its equivalent in other currencies.

The Enersis and Endesa Chile bonds issued in Chile state that cross default can be triggered only by the default of the issuer when the amount in default exceeds 3% of total consolidated assets in the case of Enersis, and US$50 million or its equivalent in other currencies in the case of Endesa Chile. Debt acceleration requires the agreement of at least 50% of the holders of the bonds of a certain series.

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

The Series B2 domestic bonds of Enersis includes the following financial covenants, whose definitions and calculation formulas are set out in the respective contract:

-

Consolidated Equity: Minimum Equity must be maintained of Ch$616,047 million, a limit adjusted at the end of each year as established in the indenture. Equity is the sum of Equity attributable to the shareholders of Enersis and minority interests. As of December 31, 2014, Enersis equity was Ch$8,279,219 million.

-

Debt Ratio: A debt ratio, defined as Total liabilities to Equity, should be no more than 2.24. Total liabilities are the sum of Total current liabilities and Total non-current liabilities, while Equity is the sum of Equity attributable to the shareholders of Enersis and non-controlling interests. As of December 31, 2014, the Debt Ratio was 0.92.

-

Unsecured Assets: The ratio of Unsecured assets to Unsecured total liabilities must be at least 1. Total Unsecured or free assets is the difference between Total assets and Total secured assets. Total unsecured or free assets consists of Total assets less the sum of Cash, Bank balances, Accounts receivable from related entities, current, Payments made in advance, current, Non-current accounts receivable from related entities, and Identifiable intangible assets, gross, while Total secured assets relates to assets pledged in guarantee. On the other hand, Unsecured total liabilities consist of the sum of Total current liabilities and Total non-current liabilities, less liabilities secured by collateral. As of December 31, 2014, this ratio was 1.81.

It is important to note that the undisbursed credit line in Chile includes other covenants such as leverage and debt repayment capacity ratios (Debt/EBITDA), while the Yankee bonds are not subject to financial covenants.

As of December 31, 2014, the most restrictive financial covenant for Enersis was the Debt/EBITDA ratio with respect to local credit lines that expire in April 2016.

The Endesa Chile bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

-

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of Enersis and Non-controlling interests. As of December 31, 2014, the ratio was 0.37.

-

Consolidated Equity: A minimum Equity of Ch$761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of Enersis. As of December 31, 2014, the equity of Endesa Chile was Ch$2,700,280 million.

-

Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the gross margin plus Financial income and dividends received from associated companies, and ii) Financial expenses; both items refer to the period of four consecutive quarters ending on the quarter being reported. For the period ended December 31, 2014, this ratio was 9.72.

-

Net Asset Position with Related Companies: A Net asset position must be maintained with related companies of no more than a hundred million dollars. The Net asset position with related companies is the difference between i) the sum of Accounts receivable from related entities, current, Accounts receivable from related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis has no participation, and long-term transactions of associates of Endesa Chile in which Enersis has no participation; and ii) the sum of Accounts payable to related entities, current; Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term; short-term transactions of associates of Endesa Chile in which Enersis has no participation; and long-term transactions of associates of Endesa Chile in which Enersis has no participation. As of December 31, 2014, using the exchange rate prevailing on that date, the Net asset position with related companies was a negative US$330.29 million, indicating that Enersis is a net creditor of Endesa Chile rather than a net debtor.

Series M

-

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of Enersis and Non-controlling interests. As of As of December 31, 2014, the debt ratio was 0.37.

-	Consolidated Equity: Same as for Series H.

-	Financial Expense Coverage Ratio: Same as for Series H.

The rest of Endesa Chile’s debt and the undisbursed credit lines include other covenants such as leverage and debt coverage ratios (debt/EBITDA ratio), while the Yankee bonds are not subject to financial covenants.

In the case of Endesa Chile, the most restrictive financial covenant as of December 31, 2014 was the Debt Ratio requirement for the credit line under Chilean law, which expires in February 2016.

In Peru, the debt of Edelnor only has one covenant, a Debt Ratio with respect to the local bonds whose final maturity is in January 2033. On the other hand, the debt of Edegel includes the following covenants: Debt Ratio and Debt Coverage (Debt/EBITDA). As of December 31, 2014, the most restrictive financial covenant for Edegel was the Debt/EBITDA ratio corresponding to the financial leasing agreement with Banco Scotiabank that expires in March 2017. Piura’s debt includes the following covenants: Debt Coverage and Level of Indebtedness. As of December 31, 2014, the most restrictive covenant on Piura debt was the indebtedness covenant from the Reserva Fría plant construction leasing agreement with Banco de Crédito del Perú which expires in July 2020.

In Brazil, the debt of Coelce includes compliance with the following covenants: Debt Coverage (Debt/EBITDA), Level of Indebtedness, and the Interest Coverage ratio (EBITDA/financial expenses). As of December 31, 2014, Coelce’s most restrictive financial covenant was the Debt/EBITDA ratio for the 3rd local bond issue with a final maturity in October 2018. The debt corresponding to Ampla includes the following covenants: Debt Coverage (the Debt/EBITDA ratio), the Indebtedness ratio and the Interest Coverage Ratio (EBITDA/financial expenses). As of December 31, 2014, the most restrictive financial covenant for Ampla was the Debt/EBITDA ratio for the 6th, 7th and 8th local bond issues, whose final maturity is July 2019. Cien’s debt includes covenants on Debt Coverage (Debt/EBITDA) and the Debt Ratio on a loan with the Banco Nacional do Desenvolvimiento maturing in June 2020. As of December 31, 2014, its most restrictive covenant was the Debt/EBITDA ratio.

In Argentina, Endesa Costanera has just one covenant, the maximum debt, corresponding to a loan from Credit Suisse First Boston International which matures in February 2016. The debt of El Chocón includes covenants related to Maximum Debt, Net consolidated equity, Interest Coverage, Debt Coverage (debt/EBITDA) and the leverage ratio. In the case of El Chocón, as of December 31, 2014, the Interest Coverage covenant (EBITDA / financial expenses) was in default on the loan with Standard Bank, Deutsche Bank and Itau, which expires in February 2016. The company is negotiating the respective waiver with these creditors. There is no risk of cross default or of a breach for Enersis.

In Colombia, the debts of Codensa and Emgesa are not subject to compliance with financial covenants, a situation that also applies to the debt of the rest of the companies not mentioned in this note.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically but is subject to certain conditions, such as a cure period.

As of December 31, 2014 and 2013, neither Enersis nor any of its subsidiaries were in default under their financial obligations summarized here or other financial obligations whose defaults might trigger the acceleration of their financial commitments, with the exception of our Argentine generation subsidiaries Hidroeléctrica El Chocón at the close of 2014 as mentioned above, and Endesa Costanera at the close of 2013.

Since March 2012, Endesa Costanera had not paid the semiannual installments on a supplier loan with Mitsubishi Corporation, for a total of US$107.1 million, including principal and interest. After a long period of negotiations, a restructuring agreement was signed on October 27, 2014. The main conditions of this restructuring include: the elimination of accrued interest at 09/30/14 of US$66 million; the rescheduling of the capital repayment of US$120.6 million over 18 years with a grace period of 12 months, to be fully repaid by December 15, 2032; a minimum annual capital repayment of US$3,000,000 in quarterly installments; an interest rate of 0.25% per annum; the maintaining of the pledge over assets; and the applying of restrictions on the payment of dividends. The preceding condition to making the agreement effective was that Endesa Costanera SA should pay US$5,000,000 of the debt due within 15 business days of signing the agreement; this was carried out on November 14, 2014.

This situation does not represent a risk of cross default or a breach for Enersis.

36.5   Other Information

Endesa Costanera S.A.

- Resolution 95/13 from the Argentine Energy Secretariat which was published on March 26, 2013 made significant changes to the remunerations system for generating companies and other aspects of operations in the wholesale electricity market. The Energy Secretariat’s Resolution 529/14, published on May 23, 2014, updated the remunerations system for generation companies, replacing Schedules I, II and III of Res. 95/13 and adding a new system of Non-Recurring Maintenance Work Remunerations. These are determined on a monthly basis and are calculated depending on the total amount of power generated. The amounts paid are to be used to finance major maintenance work, subject to the approval of the Energy Secretariat. Nevertheless, our Argentine subsidiary Endesa Costanera still shows a deficit in working capital, which has led to problems in its short-term financial equilibrium, and jeopardized its ability to continue operating as a going concern and recover its assets. Endesa Costanera expects to correct the present situation depending on a favorable resolution of requests made to the Argentine government.

- On November 25, 2010, the Energy Secretariat and major electricity generating companies signed the “AGREEMENT FOR PROJECT MANAGEMENT AND OPERATION, INCREASING THE AVAILABILITY OF THERMAL ELECTRICITY GENERATION AND ADJUSTMENT TO ELECTICITY GENERATION REMUNERATION FOR 2008-2011” (hereinafter the “Agreement”). Subsequently, on March 10, 2011, the Energy Secretariat announced in note SE N ° 1593/11, its approval of the generation project submitted by SADESA, DUKE and generating companies which form part of the ENEL Group (Hidroeléctrica El Chocón, Endesa Costanera S.A. and Central Dock Sud S.A) (together “the Generators”), under the aforementioned Agreement.

The Generators have committed to implement the Sales Settlements with Undefined Expiry Dates (Liquidaciones de Venta con Fecha de Vencimiento a Definir – “LVFVD”) that arose during the period from January 1, 2008 to December 31, 2011 for the construction of a new 800 MW combined cycle “Forced Return Plant” to be installed in the Province of Santa Fe. This contribution will be returned once the interest rate stipulated in Resolution SE N ° 406/03 is added and converted to US currency at the date the Agreement was signed, in 120 equal and consecutive monthly installments from the start-up of the commercial operation of the combined cycle, plus an annual performance equivalent to that obtained by applying a rate of 30 day LIBOR + 5%.

During December 2014, the open cycle plant began operating with two 270 MW turbine generators. It is expected that these will become high efficiency combined cycle generators during 2015.

The LVFVD applied to the project by the Generators will be recorded in US currency when the facts and circumstances that permit them to be recognized are secure. The effects of this dollarization, if carried out, would be reflected in the next annual financial statements and would create a gain of approximately ThCh$109,507,000 between the electricity generating companies forming part of the ENEL Group (Hidroeléctrica El Chocón, Endesa Costanera S.A. and Central Dock Sud S.A.).

Edesur S.A.

- On July 12, 2012, the Argentine electricity regulatory authority (Ente Nacional Regulador de la Electricidad de la República Argentina - ENRE), through its Resolution 183/2012, informed Edesur of the appointment of a “veedor,” or inspector, (Engineer Luis Miguel Barletta) for an extendable term of 45 days in order to control and verify all normal administrative actions linked to the normal provision of the public utility electricity distribution service by Edesur.

These administrative actions refer particularly to Edesur’s actions to comply with the legal and accounting requirements governing sufficiency of funds to pay all of the obligations assumed, as well as the adjustments needed to ensure that its actions comply with its obligations under its concession contract. The veedor’s oversight was extended by ENRE Resolutions 246/2012, 337/2012 and 34/2013; ENRE Provision 25/2013; Resolution 243/2013; ENRE Provision 2/2014 and 36/14, Resolution N° 31/14.

ENRE Provision 244/14 dated September 3, 2014, designated Engineer Rubén E.Segura as substitute for Ricardo Alejandro Martinez for an extendable term of 90 days, to enable him to continue monitoring and supervising all normal administrative and disposal activities involved in Edesur S.A.’s normal business of providing public power distribution services.

The appointment of the veedor does not imply the loss of control of Edesur by Enersis. Edesur considers that this appointment and its justification are inappropriate and therefore it has brought legal proceedings against the ENRE each time the period has been extended.

Continuing with the procedure established under its Resolution 250/2013 dated June 24, 2014 the SE issued its Note N° 4012/2014, which approved the figures for the Cost Monitoring Mechanism (MMC, from its name in Spanish) to March 2014. On October 9, 2014, the MMC values to August 2014 were approved in SE Note N° 486/2014, and on December 18, 2014 the MMC values to December 2014 were approved in SE Note N° 1136/2014. These notes allowed Other operating income of ThCh$144,485,000 to be recognized for the fiscal year ended December 31, 2014, which generated a credit that was partially offset by the liability of ThCh$41,005,000 recorded for the PUREE surplus retained by Edesur. This implied the recognition of interest on both items, which involved a net benefit of ThCh$23,849,000 for Edesur.

At the date these financial statements were issued, the credit balance generated by the aforementioned Resolution No. 250/2013 and Notes SE N° 6852/2013, N° 4012/2014, N° 486/2014 and N° 1136/2014 totaled ThCh$253,484,000 and is presented in “Other assets” in current assets.

The outstanding LVFVDs are partially repaid by eliminating the debt owed by the Company to CAMMESA, as provided in Resolution No. 250/2013, SE Notes N° 6852/2013, N° 4012/2014, N° 486/2014 and N° 1136/2014. Therefore, Edesur rejected debit notes issued by CAMMESA for ThCh$28,403,000 in interest for payment delays, as Resolution No. 250/2013 imposed a special regime for payment of unpaid energy purchases at the date of this decision, having given therein the relevant instructions and authorizations to CAMMESA, and extending this procedure through SE Notes N° 6852/2013, N° 4012/2014, N° 486/2014 and N° 1136/2014. Therefore, Edesur presented the waiver indicated in Resolution No. 250/2013. The failure to issue the LVFVDs is outside the jurisdiction of the Company and therefore it is not their responsibility. Consequently, Edesur considers such obligations paid in a timely manner and does not recognize interest on this debt.

Centrales Hidroeléctricas de Aysén, S.A.

- On July 9, 2014, the Ministers’ Committee issued (i) Exempt Resolution 569 resolving the invalidation process, and (ii) Exempt Resolution 570 resolving the claims filed by individuals, citizens’ organizations and the proponent of the Aysén Hydroelectric Project against Exempt Resolution 225/2011 issued by the Aysén del General Carlos Ibañez del Campo Region’s Assessment Committee, the project’s Environmental Qualification Resolution, or RCA.

Centrales Hidroeléctricas de Aysén S.A. was notified of these agreements and resolutions on July 14, 2014. Since appeals may be filed with the environmental court within 30 days of this notification, Centrales Hidroeléctricas Aysén S.A. is currently evaluating and analyzing the different legal actions and options that may be taken.

At December 31, 2014, a decision regarding the water rights application requested by Hidroaysén to the Chilean Water Directorate remains pending (See Note 41).

37. PERSONNEL FIGURES

Enersis personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2014 and 2013:

Country	12-31-2014
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Period
Chile	101	2,113	310	2,524	2,503
Argentina	29	3,335	1,109	4,473	4,223
Brazil	28	2,395	272	2,695	2,647
Peru	18	792	141	951	944
Colombia	34	1,568	30	1,632	1,613
Total	210	10,203	1,862	12,275	11,931

Country	12-31-2013
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Period
Chile	100	2,008	304	2,412	2,404
Argentina	39	2,860	1,054	3,953	3,688
Brazil	32	2,385	255	2,672	2,692
Peru	19	769	150	938	937
Colombia	26	1,542	31	1,599	1,580
Total	216	9,564	1,794	11,574	11,301

38. SANCTIONS

The following companies belonging to the Group have received sanctions from the administrative authorities:

a)	Subsidiaries

1.- Endesa Chile

-

Income for fiscal year 2011: the Chilean Internal Revenue Service (SII) issued a fine after investigating the use of a credit for taxes paid abroad on income earned in other countries. The investigation found discrepancies in the calculation of net income from foreign sources, and a tax credit for a lower amount should have been used for that foreign income than declared at the time on the FY 2011 Income Tax Return. A fine of Ch$82,923,124 was imposed. Closed and paid (May 2014).

-

During the 2011 fiscal year, the Company was fined 1,380 UTA (Annual Tax Units), equivalent to ThCh$683,315 by the Superintendency of Electricity and Fuels (SEF) for the blackout that occurred on March 14, 2010. Endesa Chile filed an appeal against the measure with the Santiago Court of Appeals, which rejected the appeal on January 18, 2013 and upheld the fine. Endesa Chile then filed an appeal against this ruling with the Supreme Court who, on November 20, 2013, rejected the second appeal and once again upheld the fine, but reduced its amount to 1,246 UTA, equivalent to ThCh$616,964.

Closed and paid.

-

In the 2012 fiscal year, the Company received a fine, plus interest, totaling ThCh$13,151 from the Chilean Tax Service (SII) for the excessive use of tax credits for the 2010 tax year. The amount was paid on March 28, 2013.

Closed and paid.

-

During the 2012 fiscal year, the Company was fined 1,200 UTA (Annual Taxation Units) by the Electricity and Fuels Superintendency (SEF) for the blackout that occurred on September 24, 2011. Endesa Chile filed a request for reconsideration with the SEF; this was denied in Exempt Resolution 703 of March 25, 2013, which also upheld the fine. The Company later filed appeal No. 2262-2013 challenging the ruling with the Santiago Court of Appeals. After studying the appeal, the Court of Appeals confirmed the fine imposed by the SEC but reduced it from 1,200 to 400 UTA. Endesa filed another appeal against this ruling with the Supreme Court, which upheld the ruling and kept the fine at 400 UTA (approx. ThCh$203,059).

Closed and paid.

-

In January 2013, Endesa Chile was notified of SEF Exempt Resolution 2496 fining the Company 10 UTA, equivalent to ThCh$4,952 for violating Article 123 of Decree Law (DFL) 4/20,018 of 2006 due to its failure to report to the SEF the commissioning of its electricity facilities by the deadline provided for in that law. To clear the charges, Endesa Chile paid the fine in full.

Closed and paid.

-

In the first quarter of 2013, Endesa Chile was notified of three resolutions issued by the Health SEREMI (Regional Ministerial Office) of the Maule Region, Resolutions 1057, 085, and 970, which ruled on health summary proceedings RIT Nos. 355/2011, 354/2011, and 256/2011, respectively, imposing a 20 UTM fine for each of the proceedings. The fines were imposed for the following violations: Resolution 1057 penalizes a health violation of Decree 594 of 1999, Regulations on Basic Health and Environmental Conditions in the Workplace, specifically, at the Cipreses Plant facilities; this fine has been paid in full. Resolution 085 penalizes a violation of Executive Decree 90/2011, which requires a statement of the emissions made in 2009 and 2010 by a 20.8-kW-capacity Siemens-Schukertwerke A6 power generator located at the Bocatoma Maule Isla facility. This resolution is currently being challenged. Resolution 970 penalizes a violation of Executive Decree 90/2011, which requires a statement of the emissions made in 2009 and 2010 by a 34 kW Conex generator located at the Bocatoma Maule Isla facility. This resolution is currently being challenged. Total: 60 UTM, equivalent to ThCh$2,592.

-

Endesa received notification in September 2013 of ORD No. 603 issued by the Superintendency of the Environment (SMA) initiating sanction proceedings and filing charges against Endesa as Holder of the Expansion Project for Unit Two of the Bocamina Plant for a number of violations against environmental regulations and the RCA environmental regulation instrument. The sanction proceedings are the result of inspections conducted by SMA personnel on February 13 and 14 and on March 19, 26, and 27, 2013, at the Bocamina thermoelectric facilities. The inspections found a number of violations of Exempt Resolution 206 of August 2, 2007 (RCA 206/2007), which was clarified by Exempt Resolutions 229 of August 21, 2007 (RCA 229/2007) and 285 of October 8, 2007 (RCA 285/2007) giving environmental approval to this expansion project. The infractions consist primarily of (i) not having a discharge channel for the cooling system that extends 30 meters into the ocean from the edge of the beach; (ii) not having the Bocamina I Desulfurization unit in operation; (iii) not submitting the information requested by the Superintendency’s official on past records of on-line emissions reports (CEM reports) from the startup of operations until the present time; (iv) exceeding the CO limit for Bocamina I set in the RCA for Bocamina II in January 2013; (v) defects and gaps between panels in the Bocamina I perimeter acoustic enclosure; (vi) noise emissions that exceed regulatory limits; and (vii) not having technological barriers that prevent biomass from pouring into the plant’s intake.

Endesa submitted a compliance schedule within the time frame allotted, that was rejected. On November 27, 2013, the SMA reformulated the charges filed, adding two new charges (failure to comply with RCA 206/2007, considered a grave violation, and failure to comply with the information requirement issued in Ord UIPS 603, which is also considered a grave violation).

On August 11, 2014, the SMA issued Resolution No. 421 which penalized Endesa for these environmental breaches applying a fine of 8,640.4 UTA (approximately ThCh$4,478,976). Endesa filed a counter-claim of illegality before the Third Environmental Court of Valdivia, which is currently pending.

-

The Labor Directorate (Inspección del Trabajo) of the Bío Bío Region fined Endesa ThCh$2,523 for failure to fulfill its duties as the operating company after confirming, on June 12, 2014, an accident suffered by a worker employed by the contractor Metalcav at the Bocamina II worksite. Payment of the fine is in process at this time.

Closed and paid.

-

On May 20, 2014, the Valparaiso Court of Appeals confirmed the fine of ThCh$2,646 imposed by the Quintero Local Police Court (Juzgado de Policía Local) upholding CONAF’s claim that Endesa cut trees without first having a forestry management plan approved by CONAF. The trees were cut in the Valle Alegre area in lot 22, site 3 in the municipality of Quintero in order to clear trees from the high voltage wires. The fine was paid through the appropriate court.

Closed and paid.

-

On June 23, 2014, the SISS (Sanitary Services Superintendency) fined Endesa 13 UTA (approximately ThCh$6,599) for discharging liquid waste from the San Isidro II thermal plant during the cooling process in excess of the amount permitted under D.S. 90 on sulfate concentration.

Closed and paid.

-

In July 2014 the Coronel Labor Directorate fined Endesa for labor legislation violations relating to staff serving at the Bocamina plant. The infringements are: i) exceeding the maximum of two hours overtime per day; ii) not allowing staff to rest on Sundays; iii) incorrectly recording attendance; iv) exceeding the maximum 10-hour working day. The fine imposed for these offenses totaled Ch$10,122,720, which the company has paid in full.

Closed and paid.

2.- Pehuenche

-

During the 2011 fiscal year, the Company was fined 602 UTA (Annual Tax Units), or approximately ThCh$298,084 by the Electricity and Fuels Superintendency (EF) for the blackout that occurred on March 14, 2010. Pehuenche filed an appeal against the measure with the Santiago Court of Appeals, which rejected the appeal on January 18, 2013 and upheld the fine. Pehuenche filed an appeal against this ruling with the Supreme Court, which rejected the appeal on November 20, 2013, and upheld the fine but reduced the amount to 421 UTA, equivalent to ThCh$208,461.

Closed and paid.

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

“To impose on Empresa Eléctrica Pehuenche S.A. and its General Manager, Lucio Castro Márqez, a fine of 150 UF each for violation of Article 54 of Law 18,046 and Article 61 of the Regulations on Corporations in effect at the time the events penalized occurred.”

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

On August 24, 2012, Tricahue Inversiones S.A. withdrew its complaint filed against Empresa Eléctrica Pehuenche S.A.

The Company and its General Manager, respectively, exercised the action provided for under Article 30 of Decree Law 3,538, within the conditions and time frame required, to file a claim against the SVS resolution with the ordinary courts of law to have the resolution revoked.

Finally, on May 20, 2014, the Court recognized the claim filed and revoked the sanction applied as groundless.

Closed.

3.- Chilectra S.A.

-

Income for fiscal year 2012 (2011 business year): the SII fined Chilectra after an audit of the 2012 tax return which detected discrepancies in the determination of taxable net income, specifically in an amount deducted as a carryover loss. That entry had been adjusted as a result of audits of the entry corresponding to previous years, and it was lowered with respect to the amount declared at that time. Fine: Ch$114,291,807.

Closed and paid (June 2014).

-	During the fiscal year 2012, Chilectra SA was sanctioned by the Superintendency of Electricity and Fuels with 19 fines amounting to ThCh$1,050,663.

-	During the fiscal year 2013, Chilectra SA was sanctioned by the Superintendency of Electricity and Fuels with 7 fines amounting to ThCh$227,507.

-	During the fiscal year 2014, Chilectra SA was sanctioned by the Superintendency of Electricity and Fuels with 8 fines amounting to ThCh$459,453.

4.- Edesur S.A.

-

From January 1, 2013 to June 30, 2013, Edesur S.A. received 150 fines from the Energy Regulatory Body (Ente Nacional Regulador de la Electricidad - ENRE) totaling $23,640,000 Argentine pesos (approximately ThCh$1,677,414) for failure to comply with regulations on technical and commercial quality and on road and highway safety. Appeals against the fines have been filed.

-

From July 1, 2013 to September 30, 2013, Edesur S.A. received 111 fines from the Electricity Regulatory Body (ENRE) amounting to $28,270,000 Argentine pesos (approximately ThCh$2,005,943) for failure to comply with technical and commercial quality regulations, and Th$1,536 Argentine pesos (approximately ThCh$108,989) for failure to comply with road and highway safety regulations. Appeals against the fines have been filed.

-

From October 1, 2013 to December 31, 2013, Edesur S.A. received eight fines from the Electricity Regulatory Body (ENRE) amounting to $2,766,029 Argentine pesos (approximately ThCh$196,268) for failure to comply with technical and commercial quality regulations, and Th$4,973,300 Argentine pesos (approximately ThCh$352,889) for failure to comply with road and highway safety regulations. Appeals against the fines have been filed.

-

From January 1, 2014 to June 30, 2014, Edesur S.A. received 13 fines from the Electricity Regulatory Body (ENRE) amounting to $10,685,000 Argentine pesos (approximately ThCh$758,171) for failure to comply with technical and commercial quality regulations, and 20 fines totaling Th$26,975 Argentine pesos (approximately ThCh$1,914,055) for failure to comply with road and highway safety regulations. In addition, the company has been ordered to pay $389,000,000 Argentine pesos (approximately ThCh$27,602,123) in compensation to users.

-

From 1 July 2014 to September 30, 2014, Edesur SA received three fines from the Electricity Regulatory Body (ENRE) amounting to $114,627 Argentine pesos (approximately ThCh$8,134) for failure to comply with technical and commercial quality regulations, and 12 fines totaling $13,112,132 Argentine pesos (approximately ThCh$930,392) for failure to comply with road and highway safety regulations.

-

From 1 October 2014 to December 31, 2014, Edesur SA received four fines from the Electricity Regulatory Body (ENRE) amounting to $35,914,427 Argentine pesos (approximately ThCh$2,548,366) for failure to comply with technical and commercial quality regulations, and 11 fines totaling $19,853,878 Argentine pesos (approximately ThCh$1,408,764) for failure to comply with road and highway safety regulations.

5.- Hidroeléctrica El Chocón S.A.

-

During 2012, Hidroeléctrica El Chocón (HECSA) was fined Th$3,069 Argentine pesos (approximately ThCh$217,766) by the Jurisdictional Authority of the Limay, Neuquén, and Negro River Basins (Autoridad Jurisdiccional de las Cuencas de los Ríos Limay, Neuquén y Negro, AIC) for failure to comply with certain obligations contained in the Concession Agreement. The company has filed the respective appeal, so the ruling is not yet final. The AIC also fined HECSA Th$43 Argentine pesos (approximately ThCh$3,051) for failure to submit required reports. On June 11, 2014, the company paid $58.91 Argentine pesos (approximately ThCh$4) in penalty interest on this fine.

-	During 2013, the Electricity Regulatory Body (ENRE) imposed a fine of Th$20 Argentine pesos (approximately ThCh$1,419) on the company. HECSA has filed an appeal.

-	From January 1, 2014 to March 31, 2014 the Electricity Regulatory Body (ENRE) imposed a fine of Th$11 Argentine pesos (approximately ThCh$781). The company has filed an appeal.

-	Finally, from April 1, 2014 to June 30, 2014 the Electricity Regulatory Body (ENRE) imposed two fines amounting to Th$3 Argentine pesos (approximately ThCh$213).

6.- Endesa Costanera S.A.

-

During the 2012 fiscal year and through to June 30, 2013, the company received two fines for a total amount of Th$47,949 Argentine pesos (approximately ThCh$3,402,299) from the General Customs Authority (Dirección General de Aduanas). Possible liability on the part of Mitsubishi is being assessed, in which case that amount could be claimed from this supplier. The ENRE also imposed two fines totaling Th$51 Argentine pesos (approximately ThCh$3,619). The company has filed an appeal.

-	From April 1, 2014 to June 30, 2014 the Electricity Regulatory Body (ENRE) imposed a fine of Th$40 Argentine pesos (approximately ThCh$2,843), which was paid on June 30, 2014.

-	Finally, from July 1, 2014 to December 31, 2014 the Electricity Regulatory Body (ENRE) imposed a fine of Th$102 Argentine pesos (approximately ThCh$7,238), which was paid on November 20, 2014.

7.- Central Dock Sud S.A.

-

During 2013, Central Dock Sud S.A. (CDS) was fined $794.11 Argentine pesos (approximately ThCh$56) by the Electricity Regulatory Body (ENRE) as a generating company on the Argentine wholesale electricity market (Mercado Eléctrico Mayorista - MEM), for failure to comply with Appendix 24 of The Procedures (Resolution ex-S.E. 61/92 and its amendments and additions) due to unavailability of Data Links on the Real-time Operating System (SOTR, its acronym in Spanish), during the period January to June 2012.

-

On July 30, 2013 Central Dock Sud S.A. (CDS) was fined $3,202.66 Argentine pesos (approximately ThCh$227) by the Electricity Regulatory Body (ENRE), for failure to comply with Appendix 24 of The Procedures (Resolution ex-S.E. 61/92 and its amendments and additions) due to unavailability of Data Links on the Real-time Operating System (SOTR, its acronym in Spanish), during the period January to June 2013. The company paid the fine.

-

From January 1, 2014 to June 30, 2014 Central Dock Sud S.A. (CDS) was fined $5,516.57 Argentine pesos (approximately ThCh$392) by the Electricity Regulatory Body (ENRE), for failure to comply with Appendix 24 of The Procedures (Resolution ex-S.E. 61/92 and its amendments and additions) due to unavailability of Data Links on the Real-time Operating System (SOTR, its acronym in Spanish), during the period July to December 2012. The company paid the fine.

8.- Yacylec S.A.

-

During 2013 the Electricity Regulatory Body (ENRE) issued a penalty for transmission line down-time that was operated by Yacylec SA for $584 Argentine pesos (approximately ThCh$41) which was transferred to the independent carrier Yacylec SA by the high voltage transmission concessionaire, Transener SA and paid. During 2013 the Electricity Regulatory Body (ENRE) issued other penalties for transmission line down-time of Th$7,843 Argentine pesos (approximately ThCh$557) and reactor down-time of $225,297 Argentine pesos (approximately ThCh$15,986) regarding Yacylec SA facilities, but were not transferred by Transener SA for collection.

-

During 2014, the Electricity Regulatory Body (ENRE) issued a penalty for transmission line down-time that was operated by Yacylec SA for Th$5,601 Argentine pesos (approximately ThCh$397) and reactor down-time operated by Yacylec SA for Th$9,871 Argentine pesos (approximately ThCh$700), which were not transferred by Transener SA for collection.

9.- Ampla Energía S.A.

-

For the period ended December 31, 2012, the company received one fine for Th$2,863 Brazilian reals (approximately ThCh$653,989) from the National Electrical Energy Agency (Agencia Nacional de Energía Eléctrica - ANEEL) for power consumption metering. In 2011, it received three fines totaling Th$7,079 Brazilian reals (approximately ThCh$1,617,041) for violation of telemarketing and energy sale tariff indicators. For the period ended December 31, 2012, Ampla was also fined Th$7,478 Brazilian reals (approximately ThCh$1,708,183) by the Federal Revenue Office (Secretaria de Receita Federal) for failure to meet tax obligations. The company has filed the respective appeals.

-

The company received seven fines in 2013 totaling $29,810,687 Brazilian reals (approximately ThCh$6,809,591) from the National Electrical Energy Agency (Agencia Nacional de Energía Eléctrica - ANEEL) due to problems with technical quality, erroneous evidence presented in inspections and for other reasons. The company appealed, and four fines are still awaiting final rulings. The other fines were either revoked or paid, for a total of $143,601 Brazilian reals (approximately ThCh$36,037). Only two fines were received in 2012 totaling $3,557,786 Brazilian reals (approximately ThCh$812,697), of which $2,112,600 Brazilian reals (approximately ThCh$530,159) have been paid.

-

In 2013, the company received 19 fines totaling $120,204 Brazilian reals* (approximately ThCh$27,457) from the environmental agencies (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, ICMBio - Instituto Chico Mendes de Conservação da Biodiversidade, INEA – Instituto Estadual de Ambiente and others) for unauthorized removal of vegetation, the death of animals through contact with the energy network, and construction in prohibited areas or without permission. The company filed appeals against almost all of the fines assessed, but no ruling has yet been given. Ampla has paid $66,310 Brazilian reals in fines (approximately ThCh$16,641). The company had received 14 fines in 2012 for a total of $76,426 Brazilian reals (approximately ThCh$17,457).

(*) Clarification: The amount of some of the fines has not yet been determined; the amounts will be set after Ampla submits certain data.

-

In 2013, the company received four fines totaling $24,234 Brazilian reals (approximately ThCh$5,535) from the Consumer Defense and Protection Agency (PROCON/RJ) due to problems in reimbursing improper charges and other irregularities. The company has filed appeals against all of the fines, and rulings are pending. Ampla had received three fines in 2012 for a total of $20,840 Brazilian reals (approximately ThCh$4,760); rulings on the appeals filed by the company against these sanctions are also pending.

-

The company received one fine in 2013 from the employee defense agencies (SRTE) due to problems with formalities. The company filed an appeal, and the ruling is pending. The labor agencies have not specified the amount of the fine, which it does only after analyzing the appeal. Ampla had received five fines in 2012, for which rulings are also pending after appeals filed by the company.

-

In 2014, the company received two fines from the National Electrical Energy Agency (ANEEL) for technical quality, totaling €6,759,518 (approximately ThCh$4,983,770). The company has appealed, and one was rejected, while the other is still pending resolution. Ampla has paid €1,202,986 (approximately ThCh$886,957). In 2013, Ampla was fined 7 times for service quality totaling €9,368,747 (approximately ThCh$6,907,545), and has paid €843,869 (approximately ThCh$622,181). There are two appeals pending, which were filed by Ampla against the 2013 fines.

-

The company received 15 fines in 2014 totaling €80,263* (approximately ThCh$59,177) from the environmental agencies (ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade and the INEA, Instituto Estadual de Medioambiente y órgano municipal del medioambiente) for unauthorized suppression of vegetation, the death of animals that have come in contact with the power network, waste dumping and power network construction in prohibited or unauthorized areas. The company has appealed almost all of the fines assessed, but no rulings have been handed down as yet. Ampla has paid €460 in fines. The company received 19 fines in 2013 totaling €35,940* (approximately ThCh$26,498) from the environmental agencies for the same violations as in 2014. The company filed appeals against almost all of the fines received, but no rulings have been handed down as yet. Ampla paid three fines totaling €19,826 (approximately ThCh$14,617) in 2013.

(*) Clarification: The amount of some of the fines has not yet been determined; the amounts will be set after Ampla submits certain data.

-

Ampla has received 14 fines in 2014 totaling €665,565 (approximately ThCh$490,718) from the Brazilian Consumer Defense and Protection Agency (Autarquía de Defensa a Protección del Consumidor, PROCON/RJ) for problems with the quality of its power supply. It has appealed against the fines, Only one appeal has been resolved, and Ampla has paid €1,958 (approximately ThCh$1,443). It received four fines totaling €7,616 (approximately ThCh$5,615) in 2013, for which appeals filed by Ampla also remain pending.

-

In 2014, the company received four fines from the employee defense agencies (SRTE) against which it has filed administrative appeals. An appeal was rejected and Ampla has paid the amount of €61.74 (approximately ThCh$46); the others have not yet received rulings. In 2013, Ampla received one fine for €641 which has already been paid.

10.- Coelce

-

For the period ended December 31, 2012, the company received two fines totaling Th$689 Brazilian reals (approximately ThCh$157,387) from the National Electrical Energy Agency (ANEEL) for failure to comply with technical regulations.

-

In 2013, the company received 32 fines totaling $34,877,282 Brazilian reals (approximately ThCh$7,966,942) from the National Electrical Energy Agency (ANEEL) or its local representative (ARCE) for accidents with third parties (there were seven), problems with technical quality, erroneous evidence submitted in inspections, irregularities with the Coelce Plus project, and other reasons. The company has filed appeals, and final decisions are pending on 26 sanctions. The other fines were either revoked or paid, for a total of $395,125 Brazilian reals (approximately ThCh$90,257). Coelce had received 24 fines totaling Th$53,810,352 Brazilian reals in 2012 (approximately ThCh$12,291,781), of which $707,423 Brazilian reals (approximately ThCh$177,529) have been paid; the final decision on 16 of the fines is pending.

-

The company was not fined by the environmental agencies in 2014 and 2013 (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturals Renováveis, and ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade).

-

Coelce received four fines in 2013 totaling $21,837 Brazilian reals (approximately ThCh$4,988) from the Consumer Defense and Protection Agency (PROCON/CE) for alleged violations of consumer rights. The company filed appeals against the fines, and one has yet to be resolved. The other appeals were rejected, and Coelce paid $15,901 Brazilian reals (approximately ThCh$3,990) in fines. Two fines for a total of $12,953 Brazilian reals (approximately ThCh$3,251) were received in 2012, which have been paid.

-

The company received two fines in 2013 from the employee defense agencies (SRTE) due to problems with formalities. The appeal filed by the company was unsuccessful, and the amount of $9,694 Brazilian reals (approximately ThCh$2,433) was paid. The company was not fined by these agencies in 2012.

-

The company has received eight fines in 2014 totaling €8,702,775 (approximately ThCh$6,416,527) from the National Electrical Energy Agency (ANEEL) or its local representative (ARCE) for accidents with third parties among the population, technical quality and errors in the asset base. Coelce has paid €16,319 for one of the fines, and has appealed against the rest. The company received 32 fines from ANEEL or ARCE in 2013 totaling €10,938,249 (approximately ThCh$8,064,734) for accidents with third parties among the population (there were seven), problems with technical quality, erroneous evidence presented during inspections, irregularities with the Coelce Plus Project and other reasons. The company filed appeals, of which 17 are still pending the final ruling. The other fines were either revoked or paid, for a total of €1,418,561 (approximately ThCh$1,045,900).

-

In 2014 the company received four fines in 2014 from the Brazilian Consumer Defense and Protection Agency (PROCON/CE), amounting to €24,743 (approximately ThCh$18,242), for alleged missed deadlines and damage to equipment. Coelce has filed three administrative appeals and paid one fine for €933. The company received four fines in 2013 from PROCON/CE totaling €7,220 (approximately ThCh$5,323) for allegedly violating consumers’ rights. The company filed appeals against the fines without success and Coelce has paid the fines.

-

The company received six violation notifications from the employee defense agencies (SRTE) in 2014, for accidents suffered by workers. It received two fines in 2013 from the SRTE for failure to comply with formalities. Coelce paid €3,206 (approximately ThCh$2,363) for the 2013 fines.

11.-Cien

-

The company received one fine in 2013 for $32,136 Brazilian reals (approximately ThCh$7,340) from the National Electrical Energy Agency (ANEEL) for a formality (a failure to submit documentation). The company appealed, and the decision is pending. The company was not fined by this agency in 2012.

-	The company has not been fined for other matters in 2012 and 2013 (environmental, consumer or labor).

-

Cien has not been fined by the National Electrical Energy Agency (ANEEL) or by any other supervisory agency in 2014. In 2013, the company received one fine from the National Electrical Energy Agency (ANEEL) for €10,100 (approximately ThCh$7,446) for a formality (a failure to present documentation). Cien filed an appeal, which was accepted, and the fine was cancelled by the judicial body.

-

In 2014, the company received two fines from the employee defense agencies (SRTE) and the company has filed appeals against them. Cien has paid a fine of €61.74 (approximately Ch$45,521) and the appeal against the other fine has not yet been tried. In 2013, the company was not fined.

-	The company has not been fined for other matters in 2013 and 2014 (environmental or labor).

12.- Edelnor S.A.A.

-

In 2012, Edelnor S.A.A. was fined by the Peruvian Tax Administration (SUNAT) for 2007 and 2008 income tax assessments. The restated value of the fines at December 31, 2014 was S/19,748,961 (approximately ThCh$4,008,927). The appeals filed are pending resolution by the Tax Court.

-

During the 2012 fiscal year, OSINERGMIN (Supervisory Agency for Investments in Energy and Mining) imposed 19 fines on Edelnor S.A.A. for S/463,646.77 (approximately ThCh$94,117) for failure to comply with technical and commercial quality standards. In 2011, it imposed 47 fines for a total of S/717,000 (approximately ThCh$145,546).

-	In February 2013, Edelnor S.A.A. paid a fine of S/1,861.63 (approximately ThCh$340) to SUNAT for failure to pay IGV (Peru’s value added tax) on time.

-	During the 2013 fiscal year, OSINERGMIN imposed 23 fines totaling S/2,544,177.91 (approximately ThCh$516,453) on Edelnor S.A.A. for alleged failure to comply with technical and commercial standards.

-

In October 2013, Edelnor SAA was fined by the SUNAT for 2009 income tax assessments. On appeal, a partially favorable result was obtained, so the updated value of the fine became S/4,150,479 (approximately ThCh$859,976), which was paid by Edelnor SAA on September 8, 2014, after applying a rebate. Nonetheless, Edelnor SAA filed an appeal, which is pending.

-	During 2014, OSINERGMIN imposed 22 fines on Edelnor S.A.A. totaling S/2,015,383 (approximately ThCh$409,111) for failure to comply with technical and commercial regulations.

-

Edelnor S.A.A. was fined in June 2014 by the Municipality of Huaral for an alleged omission in the calculation of property tax (impusto predial) for the years 2010 to 2014. The amount of the fine, restated at December 31, 2014, was S/48,831 (approximately ThCh$9,912). Edelnor S.A.A. has appealed against the fine, and a resolution is pending.

13.- Edegel S.A.A.

-

In April 2011, Edegel S.A.A. was fined by SUNAT (the Peruvian Tax Administration) for issues with the calculation of its 2006 income tax. The amount of the fines, restated at December 31, 2014, was S/10,162,561 (approximately ThCh$2,062,942). The company has filed an appeal, which is pending resolution by the Tax Court.

-

In February 2012, the SUNAT ordered Edegel S.A.A. to pay S/.38,433,190.24 (ThCh$7,597,565) for omitted taxes plus interest and penalties in connection with an audit of its 1999 income tax that began in January of 2006. Edegel S.A.A. paid the penalty imposed by the SUNAT and filed an administrative claim disputing the assessment; a decision on the claim is pending.

-

In August 2012, Edegel S.A.A. received a fine for a total of S/.18,250 (5 Tax Units, UIT, or approximately ThCh$3,704) from the Agency for the Supervision of Investment in Energy and Mining (OSINERGMIN) for the following violations: (i) CCIT violations: incorrectly calculating indicators and the compensation amount for voltage quality in the first half of 2011; (ii) not having met the deadline for submitting information on product quality for the same period; and (iii) having submitted empty RDI and RIN extension files.

-

In April 2013, Edegel S.A.A. received the following fines by the OSINERGMIN: (i) S/.7,604.57 (approximately ThCh$1,391) for failure to perform maintenance in a timely fashion on its thermal generation units for the last quarter of 2008; (ii) S/.200,941.48 (approximately ThCh$40,789) for failure to perform maintenance in a timely fashion on its hydraulic generation units for the last quarter of 2008; (iii) S/40,700 (approximately ThCh$8,261) (11 Tax Units, UIT) for failure to submit technical justification in a timely fashion for the second quarter of 2008; and (iv) S/.106,073.17 (approximately ThCh$19,404) for failure to have its generation unit available after having been notified that it was required by the SEIN for the fourth quarter of 2008.

Edegel SAA has not challenged the fines (i) and (iv), and on May 2, 2013, paid them to obtain prompt payment benefits. However, by appeal, Edegel SAA has challenged the fines (ii) and (iii). The Court of Appeals for Energy and Mining Sanctions for OSINERGMIN, through Resolution No. 107-2014-OS/TASTEM-S1 notified Edegel SAA on April 15, 2014, that the General Management Resolution imposing the fine was invalid, because the appropriate body was Electrical Oversight Division at OSINERGMIN.

Therefore, on September 1, 2014, Edegel SAA was notified by Resolution No. 1380-2014 of the Electrical Oversight Division at OSINERGMIN, of the same fines contained in the General Management Resolution. In response, Edegel SAA has resubmitted the appeal, noting that sanctions (i) and (iv) were already paid.

-

In May 2013, Edegel S.A.A. was fined by the SUNAT for issues with its 2007 tax assessment. The amount of the fine, restated at December 31, 2014, was S/.9,384,971 (approximately ThCh$1,905,095). An appeal filed with the Tax Court is pending.

-

In June 2013, Edegel S.A.A. was notified by Electroperú S.A. of a penalty applied under contract no. 132991, “Additional Generation Capacity Service through Conversion of Equipment to the Dual Generation System.” The penalty, amounting to S/.481,104.53 (approximately ThCh$97,661), was applied for breach of the conditions for executing the service offered under that contract.

-

In July 2013, Edegel S.A.A. was fined S/.453.86 (approximately ThCh$90) by the OSINERGMIN) for failure to perform maintenance on its hydraulic generation units in a timely fashion as required under number 6, “Procedure for Overseeing Availability and the Operating Conditions of SEIN Generating Units.” As the company paid the fine prior to the 15-day deadline, the fine was reduced to S/340.4 (approximately ThCh$67).

-

In July 2013, Edegel S.A.A. was fined S/4,070 (approximately ThCh$805) by the OSINERGMIN for failure to submit the pertinent technical justification in a timely fashion as required under number 6 of the “Procedures for Overseeing Availability and the Operating Conditions of SEIN Generating Units.” As the company paid the fine prior to the 15-day deadline, the fine was reduced to S/3,052.50 (approximately ThCh$603).

-

In November 2013, Edegel S.A.A. was fined S/37,000 (approximately ThCh$7,510 or 10 Tax Units – UIT) by the Callahuanca District Municipality (MDC) in Municipal Resolution 060-2013. The MDC imposed the fine for failure to submit the technical inspection report on multidisciplinary civil defense safety as required under Law 29664 and its regulations.

-

In November 2013, Edegel S.A.A. was fined by the SUNAT for issues with its 2008 tax assessment. The amount of the fine, restated at December 31, 2014, was S/1,695,331 (approximately ThCh$344,142). The appeal filed is pending resolution by the SUNAT.

-

In December 2013, Scotiabank Perú S.A.A., with whom Edegel S.A.A. has signed a lease agreement for the Santa Rosa Project, was fined by the SUNAT for duties allegedly unpaid in an import operation. The amount of the fine, restated at December 31, 2014, was S/13,515.23 (approximately ThCh$2,743). Scotiabank Perú S.A.A. filed the respective appeal in January 2014.

-

In May 2014, Electrical Oversight Division Resolution No. 743-2014 issued by the OSINERGMIN on May 27, 2014, notified Edegel S.A. of a fine of 0.50 tax units (UIT) for having violated the CCIT indicator, regarding compliance with the correct calculation of indicators and compensation amounts for voltage quality, in the second half of 2012. The fine was imposed in accordance with number 5.1.2, section B) of the Procedures for Supervising the Technical Standards for Electricity Service Quality and their Methodology Base.

-	In June 2014, Edegel SAA corrected an omission in its 2009 Income Tax following an assessment and paid the associated fine of S/.2,070 (approximately ThCh$409).

-

In September 2014, Edegel SAA was fined by the SUNAT for issues with its 2009 tax assessment for an amount updated at September 30, 2014 of S/.315,230 (approximately ThCh$65,315). The fine has been accepted and paid by Edegel.

14.- Empresa Eléctrica de Piura S.A.

-

In October 2011, Empresa Eléctrica de Piura S.A. was fined by the SUNAT for issues with its 2008 income tax assesssment. The amount of the fine, restated at December 31, 2014, was S/32,786 (approximately ThCh$6,655). The appeal filed is pending resolution by the Tax Court.

-

In September 2012, Empresa Eléctrica de Piura S.A. was fined by the SUNAT for issues with its 2008 income tax assessment for parities not domiciled in Peru. The amount of the fine, restated at December 31, 2014, was S/264,732 (approximately ThCh$53,739). The appeal filed is pending resolution by the Tax Court.

-

In November 2012, Empresa Eléctrica de Piura S.A. was fined S/13,140 (approximately ThCh$2,598) (3.60 Tax Units – UIT) by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for the following infractions: (i) failure to comply with the requirements of Article 49 of the Regulations for Sales of Liquid Fuels and other Hydrocarbon Products (approved in Supreme Decree 045-2011-EM) and Article 59 of the Regulations for Safe Hydrocarbon Storage (approved in Supreme Decree 052-93-EM), and (ii) presenting false information in Sworn Statement 967-19681-20111018-102524-74 regarding questions 2.1 and 2.10 of the questionnaire applicable to direct consumers of liquid fuels. The fine was paid.

-	In February 2013, Empresa Eléctrica de Piura S.A. was fined S/7,005 (approximately ThCh$1,385) relating to regulatory payments for the years 2004 and 2005. The fine was paid.

-

In August 2013, Empresa Eléctrica de Piura S.A. was fined S/15,873 (approximately ThCh$2,877 or 5.72 Tax Units – UIT) by the OSINERGMIN for the following violations of the Procedure for Overseeing Technical Quality Standards for Electrical Services and its Base Methodology (“NTCSE”): (i) having violated the CMRT indicator regarding compliance with measurements required under the NTCSE based on voltage measurements reported for the second half of 2011; and (ii) having violated the CCII indicator regarding correctly calculating indicators and compensation amounts from service interruptions in the second half of 2011. The fine was paid in September 2013.

-

In August 2013, Empresa Eléctrica de Piura S.A. was notified by the Ministry of Energy and Mines of a penalty of S/691,500 (approximately ThCh$140,370) imposed under the “Talara Plant Cold Reserve Contract (CT Malacas3)” due to delays in the commercial startup of the Talara Cold Reserve Generation Plant.

-

In September 2013, Empresa Eléctrica de Piura S.A. learned of Resolution No. 1 issued by Coactive Executor OSINERGMIN applying a penalty of 42.17 UIT, equivalent to S/156,029 (approximately ThCh$31,673) for failure to hold average stocks of LPG during the months of January, February, March, April, May, and June 2004. On October 21, the Coactive Executor suspended the Coactive Execution proceedings for collection on the fine.

-

On September 24, 2013, Empresa Eléctrica de Piura S.A. was fined S/3,700 (approximately ThCh$731 or 1 Tax Unit – UIT) by the OSINERGMIN because EDAGSF was not declared in the Extranet System in F08 format, violating the Procedure for Overseeing Implementation and Operation of the Systems for Automatic Rejection of Generation Loads. As the fine was paid within fifteen (15) days of notification, it was reduced by 25% to S/2,775 (approximately ThCh$549).

-

Banco de Credito del Peru SA signed a lease with Empresa Electrica de Piura SA which referred to the Expansion Project at Thermal Electric Plant Malacas - TG5. The Bank was fined in November 2014 by the SUNAT for allegedly unpaid taxes on imports for an amount updated on December 31, 2014 of S/.13,849,761 (approximately ThCh$2,811). Banco de Credito del Peru SA filed the respective appeal in December 2014.

15.- Chinango S.A.C.

-

In October 2010, Chinango was fined by the District Municipality of San Ramón regarding the Alcabala tax imposed on the transfer of certain assets in the Simple Reorganization that took place between Edegel S.A.A. and Chinango S.A.C. and which went into effect on May 31, 2009. The amount of the fine, restated at December 31, 2014, was S/1,786,533 (approximately ThCh$362,656). The appeal filed is pending resolution.

-

In May 2012, Chinango S.A.C. received a fine totaling S/40,150 (approximately ThCh$7,937 or 11 Taxation Units, UIT) from the Supervisory Agency for Investments in Energy and Mining (OSINERGMIN) for the following violations: (i) failure to meet the deadline for submitting information on product quality in NTCSE source files; and (ii) having submitted RIN and CI1 files with errors (incorrect information) in accordance with the Electricity Concessions Law. The fine was paid.

-

In August 2012, Chinango S.A.C. received a fine totaling S/18,250 (approximately ThCh$3,608 or five Taxation Units, UIT) from the Supervisory Agency for Investments in Energy and Mining (OSINERGMIN) for the following violations: (i) CCIT indicator violations; (ii) failure to submit information in a timely fashion; and (iii) having submitted two empty RIN and RD files. The fine was paid.

-

In August 2012, Chinango S.A.C. received a fine totaling S/29,200 (approximately ThCh$5,772 or eight Taxation Units, UIT) from the Appeals and Sanctions Court of the Agency for the Supervision of Investment in Energy and Mining (OSINERGMIN) when it ruled as groundless the appeal filed by Chinango S.A.C. against Executive Management Resolution No. 014801 penalizing the failure to comply with the “Procedure for Overseeing the Technical Quality Standard for Electricity Services and its Base Methodology” (NTCSE) in the first half of 2010 and confirmed the Resolution in all of its details. The fine was paid.

-

In January 2013, Chinango S.A.C. received a fine totaling S/367,915 (approximately ThCh$76,232) from the SUNAT for issues with the determination of its 2010 income tax. The company challenged the measure despite paying a reduced fine in February 2013. The appeal filed is pending resolution by the Tax Court.

-

In June 2013, Chinango S.A.C. was notified through Coactive Execution Resolution 0398-2012 of a fine of S/3,800 (approximately ThCh$771) imposed by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for the following infractions: (i) failure to comply with the CCII indicator in the first half of 2010 as required under paragraph A of number 5.2.2 of the “Procedure for Overseeing the Technical Quality Standard for Electrical Services and its Base Methodology”; (ii) failure to comply with the CPCI indicator in the first half of 2010 as required under paragraph C) of number 5.2.2 of the “Procedure for Overseeing the Technical Quality Standard for Electrical Services and its Base Methodology”; and (iii) submitting empty service interruption reports (RIN and RDI files) for the first half of 2010 despite the interruptions affecting its customers, as required under Article 31 of the Electricity Concession Law.

-

In September 2013, Chinango S.A.C. was notified through Electrical Oversight Division Resolution No. 19693 issued by the Supervisory Agency for Investments in Energy and Mining (OSINERGMIN) of a fine of S/1,850 (approximately ThCh$366 or 0.50 Tax Units – UIT) for: (i) failure to submit voltage quality information in a timely fashion in the first half of 2012. As the fine was paid within fifteen (15) days of notification, it was reduced by 25%.

-

In March 2014, Chinango S.A.C. was notified through Coactive Execution Resolution No. 0350-2014 that it must pay a balance of S/12,100 (approximately $2,456) on a fine imposed by the OSINERGMIN. The total amount of the fine, imposed through sanction No. 014799-2012-OS/CG, was 11 tax units (UIT) or S/48,800 (approximately ThCh$9,906).

-

In January 2014, Chinango S.A.C. was fined by the SUNAT for issues with its 2011 income tax assessment in the amount of S/.613.390 (approximately ThCh$122,542), that was paid in February 2014 using a rebate system and without prejudice to the respective appeal. The filed appeal was resolved against Chinango SAC by the SUNAT resolution notified in December 2014, against which Chinango SAC lodged the respective appeal.

16.- Emgesa

-

In a Resolution dated August 10, 2012, the Colombian Institute of Anthropology and History—ICANH—imposed a fine of 200 minimum monthly legal salaries of CP 113,340,000 Colombian Pesos (approximately ThCh$28,744) on the company for not complying with standards and established procedures in cases of archaeological findings. This occurred between April 3 and April 6, 2011 in the area of the El Quimbo Hydroelectric Project. Emgesa filed an appeal against the resolution, but ICANH confirmed the fine in Resolution 149 of October 22, 2012.

17.- Codensa

-

The Superintendency of Public Household Services imposed the following fines on Codensa: 1) In Resolution 20112400025515 of September 5, 2011, it fined the company CP41,200,000 Colombian pesos (approximately ThCh$10,449) for erroneously cutting off electricity for failure to make installment payments for use of financial services, interest payment Codensa Hogar; 2) in Resolution 20112400029265 of October 18, 2011, it fined the company CP26,780,000 Colombian pesos (approximately ThCh$6,971) for erroneously cutting off the client’s electricity after the financial service had been paid in the financial company’s offices.

-

In 2012, the Superintendency of Public Household Services imposed the following fines on Codensa: 1) In Resolution 20122400001045 of January 30, 2012, a fine for CP21,424,000 Colombian pesos (approximately ThCh$5,433) for violating the tariff system by erroneously calculating the unit cost for the periods November-December 2009 and January-February 2010 due to an error in the information on ownership of the asset; 2) in Resolution 20122400022555 of July 17, 2012, the Superintendency imposed a fine of CP45,336,000 Colombian pesos (approximately ThCh$11,497) on Codensa for failure to comply with number 6.2.3 of the Appendix to CREG General Resolution 070, amended by CREG Resolution 096 of 2000.

-

In April 2012, Codensa paid a penalty of CP32,207,414 Colombian pesos (approximately ThCh$8,168) applied by the Industry and Commerce Superintendency in accordance with Resolution 1792 of January 26, 2011 for violation of the personal data protection regulations contained in Law 1266 of 2008.

-

On June 5, 2012 the SSPD imposed a fine on Codensa for CP13,558,500 Colombian pesos (approximately ThCh$3,438) by means of Resolution No. 20142400025295 for breach of the provisions of Resolution 097 of 2008, since it had not obtained the certificate issued by the respective auditor, to begin the incentives and compensation scheme before April 6, 2010. After exhausting the appeals before the SSPD, further appeals will be filed before the Administrative Courts.

-

In 2013, as a result of a claim filed by the company Tubotec S.A.S., the Superintendency of Public Household Services applied a penalty of CP167,743,200 Colombian pesos (approximately ThCh$42,541) on Codensa for failure to comply with capacity quality indicators.

-

In November 2013, Codensa paid a fine of CP22,668,000 Colombian pesos (approximately ThCh$6,214) imposed by the Consumer Protection Investigation Bureau of the Industry and Commerce Superintendency in accordance with Resolution 57393 of September 30, 2013. The penalty was due to an error made by the company’s invoicing service for having erroneously collected on a loan from a claimant who reported the mistake on several occasions.

-

In March 2014, the Superintendency of Public Household Services (SSPD) fined Codensa CP77,814,500 Colombian pesos (approximately ThCh$19,734) for failure to comply with operating regulations regarding TAPS maneuver time. The SSPD confirmed the sanction in Resolution 2014240005655 of March 7, 2014, stating that Codensa S.A. E.S.P. violated the operating regulation by exceeding the maximum time permitted. Having exhausted the appeals before the SSPD, a further appeal has been filed before the Administrative Courts.

-

In March 2014, the Superintendency of Public Household Services (SSPD) fined Codensa CP127,332,000 Colombian pesos (approximately US$32,292) for a failure in the DES service-non-compliance indicator. The fine was imposed through Resolution 2014240005125 of March 5, 2014 after the company failed to provide continuous public electricity service when it exceeded the maximum DES limits as established in Article 136 of Law 142 of 1994 and number 6.3.4 of CREG Resolution 070 of 1998. Having exhausted the appeals before the SSPD, a further appeal has been filed before the Administrative Courts.

18.- Sociedad Portuaria Central Cartagena (SPCC)

-

The Port and Transportation Superintendency, through Resolution 1312 of January 30, 2014, fined SPCC CP2,142,400 Colombian pesos (approximately ThCh$583) for reporting accounting and financial information for the 2010 year at the improper time. Resolutions 6051 of 2007 and 759 of 2010 required that this information be provided in February of 2011. The fine was paid on February 14, 2014.

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

-	Closed and paid.

The Company and its Board of Directors have not received other fines from the SVS nor from other administrative authorities.

39. ENVIRONMENT

Environmental expenses as of December 31, 2014, 2013 and 2012 are as follows:

Company Incurring the Cost	Project	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$
Endesa Chile S.A.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS) and thermoelectric power stations.	1,894,105	1,996,818	2,298,344
Chinango	Air and climate protection, waste water management, soil and water recovery, noise and vibration reduction, biodiversity and landscape protection.	-	-	451,030
Edegel S.A.	Environmental monitoring, waste management, mitigation, research and development, protection from radiation, vibration reduction, and restoration.	975,993	417,966	915,325
Chilectra	Santa Elena Substation noise modeling, environmental consulting on the new Lo Aguirre-Cerro Navia line project, Santa Elena Substation noise mitigation project, ISO 14001 environmental compliance at substations, SpaceCab and preliminary assembly.	1,807,356	1,537,004	1,324,061
Chilectra	Hazardous waste management, pruning of trees and vegetation near high voltage, garden maintenance and weed removal at substations.	793,447	-	-

Total		5,470,901	3,951,788	4,988,760

40. FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of December 31, 2014 and 2013, summarized financial information of our principal subsidiaries prepared under IFRS and instructions from the SVS is as follows:

							12-31-2014
	Type of Financial Statements	Current Assets ThCh$	Non-current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Total Liabilities ThCh$	Revenues ThCh$	Costs ThCh$	Profit (Loss) ThCh$	Other Comprehensive Income ThCh$	Total Comprehensive Income ThCh$
Grupo Chilectra S.A.	Consolidated	300,765,618	1,240,468,967	1,541,234,585	(244,981,389)	(72,612,724)	(317,594,113)	1,127,892,544	(985,848,900)	142,043,644	1,094,439	143,138,083
Grupo Inmobiliaria Manso de Velasco Ltda.	Consolidated	47,631,734	12,103,210	59,734,944	(3,605,662)	(526,608)	(4,132,270)	33,674,239	(7,863,282)	25,810,957	(37,793)	25,773,164
ICT Servicios Informáticos Ltda.	Separate	2,214,084	555,543	2,769,627	(3,005,476)	(1,069,158)	(4,074,634)	4,978,226	(6,222,074)	(1,243,848)	(162,551)	(1,406,399)
Inversiones Distrilima S.A.	Separate	15,272,519	48,854,638	64,127,157	(76,273)	-	(76,273)	-	17,946,755	17,946,755	2,959,092	20,905,847
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Separate	127,665,327	587,886,652	715,551,979	(164,991,090)	(271,208,226)	(436,199,316)	478,731,801	(418,998,162)	59,733,639	13,438,385	73,172,024
Empresa Nacional de Electricidad S.A.	Separate	560,876,230	3,507,579,867	4,068,456,097	(773,846,300)	(917,950,372)	(1,691,796,672)	1,180,478,031	(1,043,540,804)	136,937,227	(101,261,071)	35,676,156
Empresa Eléctrica Pehuenche S.A.	Separate	75,414,557	209,069,274	284,483,831	(59,142,217)	(53,952,810)	(113,095,027)	227,886,302	(98,273,049)	129,613,253	(51,043)	129,562,210
Compañía Eléctrica Tarapacá S.A.	Separate	77,067,775	450,573,978	527,641,753	(110,849,007)	(30,918,614)	(141,767,621)	318,959,142	(218,090,253)	100,868,889	(604)	100,868,285
Soc. Concesionaria Túnel El Melón S.A.	Separate	19,183,735	7,107,942	26,291,677	(3,709,123)	(1,789,704)	(5,498,827)	10,484,435	(4,152,625)	6,331,810	(12,156)	6,319,654
Endesa Argentina S.A.	Separate	1,924,047	42,081,267	44,005,314	(749,815)	-	(749,815)	-	340,599	340,599	(5,299,756)	(4,959,157)
Endesa Costanera S.A.	Separate	31,868,372	154,649,134	186,517,506	(108,956,607)	(56,967,994)	(165,924,601)	75,204,382	(29,671,728)	45,532,654	3,989,198	49,521,852
Hidroeléctrica El Chocón S.A.	Separate	22,930,536	137,891,546	160,822,082	(31,540,350)	(46,058,232)	(77,598,582)	30,178,802	(19,141,980)	11,036,822	(8,763,212)	2,273,610
Emgesa S.A. E.S.P.	Separate	329,672,209	1,782,307,979	2,111,980,188	(500,414,812)	(883,041,284)	(1,383,456,096)	753,455,621	(464,634,223)	288,821,398	(73,145,883)	215,675,515
Generandes Peru S.A.	Separate	3,473,185	219,325,991	222,799,176	(3,148,425)	-	(3,148,425)	-	46,503,610	46,503,610	12,303,680	58,807,290
Edegel S.A.A.	Separate	110,164,628	720,449,664	830,614,292	(85,724,692)	(235,667,176)	(321,391,868)	319,399,578	(213,260,179)	106,139,399	23,688,400	129,827,799
Chinango S.A.C.	Separate	8,439,096	111,912,668	120,351,764	(7,433,439)	(39,382,245)	(46,815,684)	34,656,130	(19,644,709)	15,011,421	3,041,428	18,052,849
Enel Brasil S.A. S.A.	Separate	198,803,856	728,752,115	927,555,971	(6,224,235)	(18,531,060)	(24,755,295)	-	164,166,176	164,166,176	17,806,175	181,972,351
Central Generadora Termoeléctrica Fortaleza S.A.	Separate	87,327,393	134,284,880	221,612,273	(63,772,100)	(746,476)	(64,518,576)	210,793,165	(186,902,422)	23,890,743	3,336,545	27,227,288
Centrais Elétricas Cachoeira Dourada S.A.	Separate	47,664,376	100,003,024	147,667,400	(37,718,853)	(1,171,987)	(38,890,840)	158,965,069	(87,776,446)	71,188,623	(212,540)	70,976,083
Compañía de Interconexión Energética S.A.	Separate	44,361,955	230,817,235	275,179,190	(107,201,716)	(6,473,261)	(113,674,977)	67,700,328	(33,577,954)	34,122,374	2,426,463	36,548,837
Compañía de Transmisión del Mercosur S.A.	Separate	15,584,323	2,421,427	18,005,750	(10,519,818)	(18,458,001)	(28,977,819)	1,622,003	(11,787,718)	(10,165,715)	238,183	(9,927,532)
Compañía Energética Do Ceará S.A.	Separate	268,129,640	669,313,258	937,442,898	(167,577,487)	(341,179,908)	(508,757,395)	876,944,301	(819,693,926)	57,250,375	6,084,384	63,334,759
EN-Brazil Comercio e Servicios S.A.	Separate	6,136,466	1,893,078	8,029,544	(5,162,409)	(2,266,733)	(7,429,142)	5,537,295	(5,521,622)	15,673	56,856	72,529
Ampla Energía E Servicios S.A.	Separate	320,891,004	1,104,657,098	1,425,548,102	(215,091,583)	(589,157,242)	(804,248,825)	1,092,281,884	(1,041,744,028)	50,537,856	6,281,883	56,819,739
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	254,295,501	922,713,629	1,177,009,130	(337,839,513)	(358,873,770)	(696,713,283)	982,817,219	(829,659,866)	153,157,353	(49,593,528)	103,563,825
Inversora Codensa S.A.	Separate	853	73	926	(86)	-	(86)	-	(57)	(57)	(54)	(111)
Empresa Distribuidora Sur S.A.	Separate	409,109,176	405,106,897	814,216,073	(739,412,769)	(137,796,785)	(877,209,554)	371,411,786	(457,222,239)	(85,810,453)	(5,608,787)	(91,419,240)
Generalima, S.A.C.	Separate	5,388,518	47,434,909	52,823,427	(18,110,685)	(7,052,044)	(25,162,729)	-	(1,157,449)	(1,157,449)	2,137,860	980,411
Endesa Cemsa, S.A.	Separate	28,225,495	873,712	29,099,207	(24,701,137)	-	(24,701,137)	1,280,939	(1,622,171)	(341,232)	(594,259)	(935,491)
Inversora Dock Sud, S.A.	Separate	27,292,922	72,509,101	99,802,023	(19,318,481)	(15,583,458)	(34,901,939)	61,606,091	(85,732,579)	(24,126,488)	6,343,207	(17,783,281)
Eléctrica Cabo Blanco, S.A.C.	Consolidated	43,338,830	80,059,964	123,398,794	(13,222,522)	(47,895,051)	(61,117,573)	50,857,810	(41,771,609)	9,086,201	4,030,841	13,117,042
Inversiones Sudamerica Ltda.	Consolidated	-	-	-	-	-	-	-	-	-	-	-
Grupo Distrilima	Consolidated	142,931,833	587,886,652	730,818,485	(165,061,351)	(271,208,225)	(436,269,576)	478,726,757	(418,154,676)	60,572,081	14,254,102	74,826,183
Grupo Endesa Chile	Consolidated	1,038,057,560	6,199,614,341	7,237,671,901	(1,392,737,593)	(2,317,336,887)	(3,710,074,480)	2,489,226,087	(1,930,148,808)	559,077,279	(98,578,089)	460,499,190
Grupo Enel Brasil S.A.	Consolidated	854,733,662	2,303,014,999	3,157,748,661	(481,334,130)	(959,822,163)	(1,441,156,293)	2,269,559,959	(2,058,056,356)	211,503,603	23,085,739	234,589,342
Grupo Generandes Perú	Consolidated	121,446,538	816,077,565	937,524,103	(95,676,185)	(275,049,420)	(370,725,605)	353,847,452	(242,497,338)	111,350,114	23,990,135	135,340,249
Grupo Endesa Argentina	Consolidated	56,074,841	297,050,238	353,125,079	(140,459,888)	(101,749,459)	(242,209,347)	105,281,293	(48,769,700)	56,511,593	(5,660,609)	50,850,984
Grupo Inversiones GasAtacama Holding Ltda.	Consolidated	197,276,197	216,893,717	414,169,914	(29,892,670)	(48,748,663)	(78,641,333)	179,474,707	(159,244,645)	20,230,062	51,288,697	71,518,759

							12-31-2013
	Type of Financial Statements	Current Assets ThCh$	Non-current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Total Liabilities ThCh$	Revenues ThCh$	Costs ThCh$	Profit (Loss) ThCh$	Other Comprehensive Income ThCh$	Total Comprehensive Income ThCh$
Grupo Chilectra S.A.	Consolidated	192,097,250	1,210,687,971	1,402,785,221	(228,651,498)	(43,735,685)	(272,387,183)	975,023,630	(748,871,802)	226,151,828	(25,343,002)	200,808,826
Grupo Inmobiliaria Manso de Velasco Ltda.	Consolidated	28,152,699	38,156,192	66,308,891	(3,943,277)	(460,705)	(4,403,982)	17,831,676	(8,884,221)	8,947,455	(13,924)	8,933,531
ICT Servicios Informáticos Ltda.	Separate	4,335,716	230,392	4,566,108	(3,866,062)	(598,655)	(4,464,717)	5,445,388	(6,687,243)	(1,241,856)	(39,029)	(1,280,885)
Inversiones Distrilima S.A.	Separate	24,511,831	45,211,675	69,723,506	(365,284)	-	(365,284)	9,804,331	-	9,804,331	323,264	10,127,595
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Separate	97,291,243	487,752,640	585,043,883	(135,168,908)	(213,494,034)	(348,662,942)	414,816,662	(364,303,365)	50,513,297	1,702,924	52,216,221
Empresa Nacional de Electricidad S.A.	Separate	599,190,333	3,270,781,264	3,869,971,597	(658,181,692)	(697,429,550)	(1,355,611,242)	1,047,707,545	(785,327,837)	262,379,708	(60,871,034)	201,508,674
Endesa Eco S.A.	Separate	-	-	-	-	-	-	48,938,968	(24,522,864)	24,416,104	(15,989)	24,400,115
Empresa Eléctrica Pehuenche S.A.	Separate	33,988,505	217,379,509	251,368,014	(35,867,416)	(41,936,800)	(77,804,216)	192,839,780	(78,347,987)	114,491,793	(13,866)	114,477,927
Compañía Eléctrica San Isidro S.A.	Separate	-	-	-	-	-	-	211,140,517	(157,918,033)	53,222,484	-	53,222,484
Compañía Eléctrica Tarapacá S.A.	Separate	74,282,837	428,366,270	502,649,107	(173,508,052)	(25,716,898)	(199,224,950)	74,083,557	(66,581,674)	7,501,883	5,793	7,507,676
Soc. Concesionaria Túnel El Melón S.A.	Separate	12,248,481	10,007,004	22,255,485	(3,182,462)	(4,599,826)	(7,782,288)	10,301,994	(4,155,242)	6,146,752	9,435	6,156,187
Endesa Argentina S.A.	Separate	1,796,454	47,229,473	49,025,927	(811,271)	-	(811,271)	2,541,610	-	2,541,610	(8,696,980)	(6,155,370)
Endesa Costanera S.A.	Separate	30,153,983	112,614,109	142,768,092	(162,244,700)	(9,452,339)	(171,697,039)	94,887,720	(118,255,734)	(23,368,015)	7,442,633	(15,925,382)
Hidroeléctrica El Chocón S.A.	Separate	14,903,801	132,833,441	147,737,242	(21,069,801)	(45,717,551)	(66,787,352)	36,686,734	(25,681,727)	11,005,007	(16,110,208)	(5,105,201)
Emgesa S.A. E.S.P.	Separate	321,051,970	1,707,315,179	2,028,367,149	(229,533,581)	(864,631,943)	(1,094,165,524)	639,770,439	(408,981,567)	230,788,872	8,255,648	239,044,520
Generandes Peru S.A.	Separate	214,375	202,971,423	203,185,798	(10,853)	-	(10,853)	33,470,743	-	33,470,743	450,172	33,920,915
Edegel S.A.A.	Separate	97,736,569	678,847,873	776,584,442	(98,497,242)	(220,222,435)	(318,719,677)	256,345,889	(175,933,003)	80,412,886	(6,517,312)	73,895,574
Chinango S.A.C.	Separate	7,048,693	104,913,830	111,962,523	(11,790,622)	(36,119,840)	(47,910,462)	27,707,823	(17,541,290)	10,166,533	(1,599,071)	8,567,462
Enel Brasil S.A. S.A.	Separate	344,196,221	705,840,306	1,050,036,527	(126,688,865)	(6,740,678)	(133,429,543)	164,810,727	-	164,810,727	(30,300,516)	134,510,211
Central Generadora Termoeléctrica Fortaleza S.A.	Separate	75,478,418	138,518,318	213,996,736	(38,792,313)	(20,323,740)	(59,116,053)	168,871,371	(128,522,514)	40,348,857	(5,549,822)	34,799,035
Centrais Elétricas Cachoeira Dourada S.A.	Separate	37,111,472	98,093,370	135,204,842	(10,185,205)	(1,740,968)	(11,926,173)	117,445,188	(31,295,855)	86,149,333	313,842	86,463,175
Compañía de Interconexión Energética S.A.	Separate	27,403,174	229,743,261	257,146,435	(104,368,046)	(4,803,839)	(109,171,885)	63,698,185	(39,697,135)	24,001,050	(6,393,291)	17,607,759
Compañía de Transmisión del Mercosur S.A.	Separate	16,026,611	3,663,555	19,690,166	(5,912,346)	(17,396,804)	(23,309,150)	2,088,071	(6,955,882)	(4,867,810)	379,587	(4,488,223)
Compañía Energética Do Ceará S.A.	Separate	158,243,822	631,616,602	789,860,424	(141,369,115)	(250,012,379)	(391,381,494)	688,980,884	(647,611,232)	41,369,652	(18,395,749)	22,973,903
EN-Brazil Comercio e Servicios S.A.	Separate	4,933,651	914,231	5,847,882	(3,967,856)	-	(3,967,856)	6,569,786	(5,089,559)	1,480,227	26,752	1,506,979
Ampla Energía E Servicios S.A.	Separate	254,893,771	1,022,078,672	1,276,972,443	(168,894,084)	(499,364,121)	(668,258,205)	947,892,717	(822,029,094)	125,863,623	(9,250,845)	116,612,778
Ampla Investimentos E Servicios S.A.	Separate	-	-	-	-	-	-	8,249,870	-	8,249,870	(451,416)	7,798,454
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	286,638,433	960,495,650	1,247,134,083	(289,883,521)	(345,076,633)	(634,960,154)	852,871,077	(709,181,303)	143,689,773	4,350,533	148,040,306
Inversora Codensa S.A.	Separate	917	77	994	(44)	-	(44)	-	(42)	(42)	3	(39)
Empresa Distribuidora Sur S.A.	Separate	217,226,659	284,575,650	501,802,309	(446,887,893)	(26,488,657)	(473,376,550)	528,653,054	(430,477,002)	98,176,052	24,223	98,200,275
Generalima, S.A.C.	Separate	1,090,863	42,451,799	43,542,662	(10,035,149)	(6,827,226)	(16,862,375)	-	(1,100,914)	(1,100,914)	10,310	(1,090,604)
Endesa Cemsa, S.A.	Separate	31,020,655	838,346	31,859,001	(26,525,440)	-	(26,525,440)	2,162,235	(1,841,541)	320,694	(1,084,299)	(763,605)
Inversora Dock Sud, S.A.	Separate	31,153,011	67,474,318	98,627,329	(123,350,919)	(14,217,920)	(137,568,839)	59,138,823	(96,085,921)	(36,947,097)	2,690,752	(34,256,345)
Eléctrica Cabo Blanco, S.A.C.	Consolidated	33,336,208	76,556,547	109,892,755	(11,319,405)	(48,505,916)	(59,825,321)	41,508,299	(38,031,891)	3,476,408	721,173	4,197,581
Inversiones Sudamerica Ltda.	Consolidated	-	-	-	-	-	-	-	(7,218,564)	(7,218,564)	-	(7,218,564)
Grupo Distrilima	Consolidated	106,049,490	487,752,640	593,802,130	(119,780,608)	(213,494,034)	(333,274,642)	414,812,404	(363,745,500)	51,066,904	1,916,667	52,983,571
Grupo Endesa Chile	Consolidated	965,431,655	5,796,693,181	6,762,124,836	(1,238,391,437)	(1,935,919,411)	(3,174,310,848)	2,030,087,252	(1,466,581,016)	563,506,237	(76,757,984)	486,748,253
Grupo Enel Brasil S.A.	Consolidated	828,001,927	2,190,312,917	3,018,314,844	(507,172,891)	(783,155,303)	(1,290,328,194)	1,874,232,656	(1,551,684,154)	322,548,501	(53,797,667)	268,750,834
Grupo Generandes Peru	Consolidated	104,859,262	773,401,182	878,260,444	(110,158,341)	(256,342,274)	(366,500,615)	283,613,705	(200,901,785)	82,711,920	(9,871,336)	72,840,584
Grupo Endesa Argentina	Consolidated	46,120,168	251,298,793	297,418,961	(183,232,544)	(54,121,669)	(237,354,213)	131,443,285	(141,303,392)	(9,860,108)	(10,906,856)	(20,766,964)

41. SUBSEQUENT EVENTS

ENERSIS

- On January 20, 2015, the following subsequent event was reported:

On January 20, 2015, the General Manager, Mr Luigi Ferraris, submitted his resignation by letter to the Chairman of the Board of Directors. His resignation was for family reasons and will take effect from January 29, 2015. A replacement will be appointed at the next Board meeting.

These reports were requested by the above-mentioned Company bodies, due to a possible transaction between related parties, hereinafter the Transaction.

- A subsequent event was recorded on January 29, 2015, reporting that at a meeting of the Board on January 29, 2015 the Board unanimously agreed to appoint Mr. Luca D’Agnese as General Manager of the Company, to replace Mr Luigi Ferraris, who resigned on January 20, 2015, as had been reported as a essential event on that date.

- At a meeting of the Board on January 29, 2015 the Board unanimously agreed to report subsequent events as follows:

a.- Evaluation of the Hydroaysen Project.

In May 2014, the Committee of Ministers reversed the Environmental Qualification Resolution (Resolución de Calificación Ambiental - RCA) for the Hydroaysen project in which our subsidiary Endesa Chile is involved. As it is publically known, this decision has been appealed against at courts in Valdivia and Santiago. Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Hydroaysen”) applied for water rights in 2008. On January 28, 2015 it became known that these had been partially denied.

Our subsidiary Endesa Chile has expressed its desire to defend the water rights and the environmental approval awarded to the Hydroaysen project in the appropriate manner, continuing the lawsuits already started or initiating new administrative or judicial actions as may be necessary to achieve this purpose, and remains convinced that the water resources of the Aysén region are important for the development of the country’s energy sector.

However, there is now a degree of uncertainty about the recoverability of the investment already made in Hydroaysen. It heavily depends on judicial decisions and political opinions regarding energy issues that are difficult to anticipate, so this investment is not in the immediate project portfolio of Endesa. As a result, our subsidiary Endesa Chile has decided to record an impairment provision for its stake in Hidroaysen S. A. of ThCh$69,066,857 (approximately US$121 million), which affects the net income of Endesa Chile for the fiscal year 2014.

The effect of the impairment provision at Endesa Chile for its stake in Hidroaysen will be to reduce the net income of Enersis by ThCh$41,426,000 (approximately US$73 million).

b.- Evaluation of the Punta Alcalde Project.

The Punta Alcalde Project at our subsidiary Endesa Chile has RCA approval for this generation project (ratified subject to conditions by the Supreme Court in January 2014). The approval of the Environmental Impact Study (Estudio de Impacto Ambiental - EIA) associated with the transmission line is required, to complete the environmental processing. This is currently in progress.

The engineering team at Endesa Chile, with the support of coal technology experts, have studied the possibilities of adapting Punta Alcalde to make it a profitable project and technologically more sustainable. The conclusion reached is that these adaptations would involve major amendments to the approved RCA that would be difficult to process.

Therefore, our subsidiary Endesa Chile has decided to halt the development of the Punta Alcalde Project and the associated transmission project Punta Alcalde-Maitencillo. While it waits to dispel the uncertainty regarding the profitability, provisions are being taken for the value of unrecoverable assets.

The financial and accounting effects of the impairment provision at Endesa Chile regarding the Punta Alcalde Project will be to reduce its net income due to unrecoverable assets by ThCh$12,582,000 before tax (approximately US$22 million), with a reduction in the net income of Enersis for the fiscal year 2014 by ThCh$5,509,000 (approximately US$10 million).

c.- Transaction with Consortium SES - Tecnimont.

The Board of Directors of our subsidiary, Endesa Chile has accepted and approved a document called the “Conditional Transaction, Termination and Cancellation”, hereinafter referred to as the Transaction. In this agreement Endesa Chile and the companies Ingeniería y Construcción Tecnimont Chile y Compañía Limitada; Tecnimont SpA; Tecnimont do Brasil Construcao e Administracao de Projetos Ltda.; Slovenske Energeticke Strojarne a.s.(“SES”); e “Ingeniería y Construcción SES Chile Limitada”, hereinafter collectively called the “Consortium” terminated the arbitration initiated by Endesa Chile before the International Court of Arbitration of the International Chamber of Commerce (ICC) in relation to the fulfilment of obligations agreed by the Consortium under the Bocamina Thermoelectric Plant Extension Project Contract (Contrato Proyecto Ampliación Central Térmica Bocamina) and a broad mutual settlement for liabilities under the contract were agreed. The Endesa Chile Board approval of the Transaction is subject to the proper and timely fulfilment the preceding conditions agreed in this instrument, which include that each and every Board and/or governing body of the companies that make up the Consortium have accepted and expressly approved all the terms of the Transaction and all its elements in their essence and nature, including those that are merely incidental.

The effect of the Transaction for Enersis is the recognition of an increase in capital expenditures of US$125 million.

d.- In its session held on April 22, 2015, Enersis’ Board of Directors has been informed of a significant event released as of the same date by our parent company, Enel, in which it refers to the convening of the Boards of Directors of Enersis, Endesa Chile and Chilectra to begin the process of assessing a potential corporate reorganization to separate electricity generation and distribution activities and assets in Chile from those in Argentina, Brazil, Colombia and Peru.

e.- At the OSM held on April 28, 2015, a new Board of Directors was elected for a period of three years starting from the date of the meeting. The members of our new Board of Directors are: Jorge Rosenblut, Francesco Starace, Francesca Di Carlo, Alberto De Paoli, Hernán Somervielle S., Carolina Schmidt Z., Rafael Fernández M.

At the Board of Directors meeting held on April 28, 2015, our new Board of Directors agreed to appoint Mr. Jorge Rosenblut as Chairman of the Board of Directors, and Mr. Francesco Starace as the Vice Chairman. At the same meeting, it was agreed to appoint Mr. Hernán Somervielle S., Ms. Carolina Schmidt Z. and Mr. Rafael Fernández M. as members of the Directors’ Committee. Additionally, Mr. Hernán Somervielle S. was appointed as the Directors’ Committee’s Financial Expert.

ENDESA

a.- On January 9, 2015 Empresa Nacional de Electricidad S.A. and its subsidiary Compañía Eléctrica de Tarapacá S.A sold all its shares in Sociedad Concesionaria Túnel El melón S.A. to Temsa Fondo de Inversión Privado. The price of the transaction was ThCh$25,000,000 and as a result the Endesa Group Chile will recognize a net gain of approximately ThCh$4,207,150 in 2015.

b.- In May 2014 the Committee of Ministers reversed the RCA approval for the Hydroaysen project. As is publically known, this decision has been appealed against at courts in Valdivia and Santiago. Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Hydroaysen”) applied for water rights in 2008. On January 28, 2015 Endesa Chile discovered that these had been partially denied.

Endesa Chile has expressed its desire to defend the water rights and the environmental approval awarded to the project in the appropriate manner, continuing the lawsuits already started or initiating new administrative or judicial actions as may be necessary to achieve this purpose. Endesa Chile remains convinced that the water resources of the Aysén region are important for the country’s energy sector development.

However, there is now a degree of uncertainty about the recoverability of the investment already made in Hydroaysen. It heavily depends on judicial decisions and political opinions regarding energy issues that are difficult to anticipate. The project is not in the immediate project portfolio of Endesa.

As a result, the company has decided to record an impairment provision for its stake in Hidroaysen S. A. of ThCh$69,066,857 (approximately US$121 million), which affects the net income of the company for the fiscal year 2014.

c.- The Punta Alcalde Project has RCA approval for this generation project (ratified subject to conditions by the Supreme Court in January 2014). The approval of the Environmental Impact Study ((Estudio de Impacto Ambiental - EIA)) associated with the transmission line is required, to complete the environmental processing.

The engineering team at Endesa Chile, with the support of our coal technology experts, have studied the possibilities of adapting Punta Alcalde to make it a profitable project and technologically more sustainable. The conclusion reached is that these adaptations would involve major amendments to the approved RCA that would be difficult to process.

Therefore, the company has decided to halt the development of the Punta Alcalde Project and the associated transmission project Punta Alcalde-Maitencillo. While it waits to dispel the uncertainty regarding the profitability, provisions are being taken for the value of unrecoverable assets.

As a result, the company has decided to record an impairment provision for the project of ThCh$12,582,000 (approximately US$22 million), which reduces the net income of the company for the fiscal year 2014 by ThCh$9,184,000.

d.- As described in Note 17. d) v), on October 17, 2012 Endesa Chile brought before the International Court of Arbitration of the International Chamber of Commerce (ICC), hereinafter referred to as the Court, a request for arbitration against the Chilean company “Ingeniería y Construcción Tecnimont Chile y Compañía Limitada”; the Italian company “Tecnimont SpA”; the Brazilian company “Tecnimont do Brasil Construcao e Administracao de Projetos Ltda.”; the Slovak company “Slovenske Energeticke Strojarne a.s.” (“SES”); and the Chilean company “Ingeniería y Construcción SES Chile Limitada”, hereinafter collectively referred to as “the Consortium”, with the purpose of demanding the full and timely implementation of the obligations agreed by the consortium under the Bocamina Thermoelectric Plant Extension Project Contract (Contrato Proyecto Ampliación Central Térmica Bocamina), contract ACB-003.06, to supply a turnkey coal-fired electricity generating plant, (hereinafter referred to as the Construction Contract). This information was communicated as a essential event to the Superintendent on the same date.

On January 29, 2013 the Superintendent was informed as a essential event that Endesa Chile had been notified by the Technical Secretariat of the above-mentioned Court that the members of the Consortium had separately responded to Endesa Chile’s arbitration request with counterclaims against Endesa Chile. The Tecnimont companies’ claim was for US$1,294 million, and the SES companies’ counterclaim was for US$15 million.

On January 29, 2015, the Board of Empresa Nacional de Electricidad S.A. approved the terms, and all its elements of essence and nature as well as those merely incidental, of a document called the “Conditional Transaction, Termination and Cancellation”, hereinafter the Transaction, where all the parties that signed this document (Empresa Nacional de Electricidad S.A. and the Consortium) terminate the above arbitration and a broad mutual settlement for liabilities under the Construction Contract were agreed. It leaves on record that the Endesa Chile Board approval of the Transaction is subject to the proper and timely fulfilment the preceding conditions agreed in this instrument, which include that each and every Board and/or governing body of the companies that make up the Consortium have accepted and expressly approved all the terms of the Transaction and all its elements in essence and nature as well as those that are merely incidental. If the preceding conditions cannot be verified in a timely and appropriate manner, this Transaction will have no value and will be unenforceable, in accordance with the terms of the Transaction.

Finally, the financial effect of the Transaction on Endesa Chile and the Bocaina II Project in particular, is the recognition of an increase in capital investments of US$125 million.

e.- As of April 22, 2015, Endesa Chile has been informed of a significant event released as of the same date by our ultimate parent company, Enel, in which it refers to the convening of the Boards of Directors of Enersis, Endesa Chile and Chilectra to begin the process of assessing of a potential corporate reorganization to separate electricity generation activities and assets in Chile from those in Argentina, Brazil, Colombia and Peru.

No other subsequent events have occurred between January 1, 2015 and the issuance date of these financial statements.

APPENDIX 1 ENERSIS GROUP COMPANIES

This appendix is part of Note 2.4, “Subsidiaries.”

It presents the Group’s percentage of control in each company.

Taxpayer ID No. (RUT)	Company	Currency	Percentage of control at 12/31/2014			Percentage of control at 12/31/2013			Type of Relationship	Country	Activity
	( in alphabetical order)		Direct	Indirect	Total	Direct	Indirect	Total

96,773,290-7	Aguas Santiago Poniente S.A. (5)	Chilean peso	0.00%	0.00%	0.00%	0.00%	78.88%	78.88%	Subsidiary	Chile	Sanitation services
Foreign	Ampla Energía E Serviços S.A.	Brazilian real	13.68%	85.95%	99.63%	13.68%	85.95%	99.63%	Subsidiary	Brazil	Electric energy production, transportation and distribution
Foreign	Atacama Finance Co (3)	U.S. dollar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Cayman Islands	Finance company
Foreign	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian real	0.00%	99.61%	99.61%	0.00%	99.61%	99.61%	Subsidiary	Brazil	Generation and sale of electricity
Foreign	Central Dock Sud, S.A.	Argentine peso	0.00%	69.99%	69.99%	0.00%	69.99%	69.99%	Subsidiary	Argentina	Electric energy generation, transmission and distribution
76,003,204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
Foreign	Central Generadora Termoeléctrica Fortaleza S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Development of a thermoelectric project
99,573,910-0	Chilectra Inversud S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Portfolio company
96,800,570-7	Chilectra S.A.	Chilean peso	99.08%	0.01%	99.09%	99.08%	0.01%	99.09%	Subsidiary	Chile	Ownership interest in companies of any nature
Foreign	Chinango S.A.C.	Peruvian nuevo sol	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Electric energy generation, sales and distribution
Foreign	Compañía de Interconexión Energética S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Electric energy production, transportation and distribution
Foreign	Compañía de Transmisión del Mercosur S.A.	Argentine peso	0.00%	99.99%	99.99%	0.00%	99.99%	99.99%	Subsidiary	Argentina	Electric energy production, transportation and distribution
Foreign	Compañía Distribuidora y Comercializadora de energía S.A. (6)	Colombian peso	21.14%	36.01%	57.15%	21.14%	36.01%	57.15%	Subsidiary	Colombia	Electric energy distribution and sales
96,770,940-9	Compañía Eléctrica Tarapacá S.A.	Chilean peso	3.78%	96.21%	99.99%	3.78%	96.21%	99.99%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Compañía Energética Do Ceará S.A.	Brazilian real	15.18%	58.87%	74.05%	0.00%	58.87%	58.87%	Subsidiary	Brazil	Complete electric energy cycle
96,764,840-K	Constructora y Proyectos Los Maitenes S.A. (5)	Chilean peso	0.00%	0.00%	0.00%	0.00%	55.00%	55.00%	Subsidiary	Chile	Construction and facilities
Foreign	Distrilec Inversora S.A.	Argentine peso	27.19%	24.31%	51.50%	27.19%	24.31%	51.50%	Subsidiary	Argentina	Portfolio company
Foreign	Edegel S.A.A	Peruvian nuevo sol	0.00%	83.60%	83.60%	0.00%	83.60%	83.60%	Subsidiary	Peru	Electric energy generation, sales and distribution
Foreign	Electrica Cabo Blanco, S.A.C.	Peruvian nuevo sol	80.00%	20.00%	100.00%	80.00%	20.00%	100.00%	Subsidiary	Peru	Portfolio company
Foreign	Emgesa S.A. E.S.P. (6)	Colombian peso	21.60%	34.83%	56.43%	21.60%	34.83%	48.47%	Subsidiary	Colombia	Electric energy generation
Foreign	Emgesa Panama S.A. (6)	U.S. dollar	0.00%	56.43%	56.43%	0.00%	56.43%	56.43%	Subsidiary	Panama	Purchase/sale of electric energy
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A	Peruvian nuevo sol	24.00%	51.68%	75.68%	35.02%	64.98%	100.00%	Subsidiary	Peru	Electric energy distribution and sales
Foreign	Empresa Distribuidora Sur S.A.	Argentine peso	16.02%	83.43%	99.45%	16.02%	83.43%	99.45%	Subsidiary	Argentina	Electric energy distribution and sales
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete energy cycle and related supplies
Foreign	Empresa Eléctrica de Piura, S.A.	Peruvian nuevo sol	0.00%	96.50%	96.50%	0.00%	96.50%	96.50%	Subsidiary	Peru
96,504,980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	0.00%	92.65%	92.65%	0.00%	92.65%	92.65%	Subsidiary	Chile	Complete electric energy cycle
91,081,000-6	Empresa Nacional de Electricidad S.A	Chilean peso	59.98%	0.00%	59.98%	59.98%	0.00%	59.98%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Endesa Argentina S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Enel Brasil S.A.	Brazilian real	50.09%	49.91%	100.00%	50.09%	49.91%	100.00%	Subsidiary	Brazil	Portfolio company
Foreign	Endesa Cemsa S.A.	Argentine peso	55.00%	45.00%	100.00%	55.00%	45.00%	100.00%	Subsidiary	Argentina	Wholesale purchase and sale of electric energy

Taxpayer ID No. (RUT)	Company	Currency	Ownership Interest at 12/31/2014			Ownership Interest at 12/31/2013			Type of Relationship	Country	Activity
	( in alphabetical order)		Direct	Indirect	Total	Direct	Indirect	Total
Foreign	Endesa Costanera S.A.	Argentine peso	0.00%	75.68%	75.68%	0.00%	69.76%	69.76%	Subsidiary	Argentina	Electric energy generation and sales
Foreign	En-Brazil Comercio e Servicios S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Services in general for the electricity and other sectors
Foreign	Eólica Fazenda Nova-Geracao e Comercializacao de Energia S.A.	Brazilian real	0.00%	99.95%	99.95%	0.00%	99.95%	99.95%	Subsidiary	Brazil	Energy generation, transmission, distribution and sales
Foreign	Energex Co (3)	U.S. dollar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Cayman Islands	Portfolio company
76,014,570-K	Inversiones GasAtacama Holding Ltda. (1)	U.S. dollar	0.00%	100.00%	100.00%	0.00%	50.00%	50.00%	Subsidiary	Chile	Natural gas transportation
96,830,980-3	GasAtacama S.A.	U.S. dollar	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Exploitation, generation, transmission and distribution of electric energy and natural gas
78,932,860-9	GasAtacama Chile S.A.	U.S. dollar	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Company management
77,032,280-4	Gasoducto TalTal S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Natural gas transportation, sale and distribution
78,952,420-3	Gasoducto Atacama Argentina S.A.	U.S. dollar	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Natural gas exploitation and transportation
Foreign	Generalima, S.A.C.	Peruvian nuevo sol	100.00%	0.00%	100.00%	100.00%	0.00%	100.00%	Subsidiary	Peru	Portfolio company
Foreign	Generandes Peru S.A. (2)	Peruvian nuevo sol	39.00%	61.00%	100.00%	0.00%	61.00%	61.00%	Subsidiary	Peru	Portfolio company
76,676,750-8	GNL Norte S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Energy and fuel production, transportation and distribution
Foreign	Hidroeléctrica El Chocón S.A.	Argentine peso	0.00%	67.67%	67.67%	0.00%	67.67%	67.67%	Subsidiary	Argentina	Electric energy production and sales
Foreign	Hidroinvest S.A.	Argentine peso	0.00%	96.09%	96.09%	0.00%	96.09%	96.09%	Subsidiary	Argentina	Portfolio company
76,107,186-6	Servicios Informáticos e Inmobiliarios Ltda. (4)	Chilean peso	99.00%	1.00%	100.00%	99.00%	1.00%	100.00%	Subsidiary	Chile	Information Technology services
Foreign	Ingendesa do Brazil Ltda.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Project engineering consulting
79,913,810-7	Inmobiliaria Manso de Velasco Ltda. (4)	Chilean peso	99.99%	0.00%	99.99%	99.99%	0.00%	99.99%	Subsidiary	Chile	Construction and works
Foreign	Inversiones Distrilima S.A.	Peruvian nuevo sol	34.99%	50.21%	85.20%	34.99%	50.21%	85.20%	Subsidiary	Peru	Portfolio company
Foreign	Inversora Dock Sud, S.A.	Argentine peso	57.14%	0.00%	57.14%	57.14%	0.00%	57.14%	Subsidiary	Argentina	Portfolio company
Foreign	Inversora Codensa S.A.S.	Colombian peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Colombia	Investment in domestic public energy services
96,800,460-3	Luz Andes Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Energy and fuel transportation, distribution and sales
96,905,700-K	Progas S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Purchase, production, transportation and commercial distribution of natural gas
77,047,280-6	Sociedad Agrícola de Cameros Ltda.	Chilean peso	0.00%	57.50%	57.50%	0.00%	57.50%	57.50%	Subsidiary	Chile	Financial investments
96,671,360-7	Sociedad Concesionaria Túnel El Melón S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Execution, construction and operation of the El Melón tunnel
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Colombia	Investment, construction and maintenance of public or private wharves and ports
Foreign	Southern Cone Power Argentina S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Transportadora de Energía S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Electric energy production, transportation and distribution

(1)	On April 22, 2014, Endesa Chile acquired the remaining 50% equity interest in Inversiones GasAtacama Holding Limitada, (See Note 5).
(2)	On September 3, 2014 Enersis acquired 100% of the social rights of the companies Inkia Holdings (Acter) Limited, Southern Cone Power Ltd., Latin American Holding I Ltd., Latin American Holding II Ltd. and Southern Cone Power Peru SAA. On December 31, 2014 Inkia Holdings was merged with Generandes Peru SA, the latter absorbing all the Inkia Group companies.
(3)	On 17 September 2014 the companies Atacama Finance Co and Energex Co were dissolved.
(4)	On December 31, 2014, Inmobiliaria Manso de Velasco was merged with ICT, the latter being the legal successor company under the name of Servicios Informáticos e Inmobiliarios Ltda.
(5)	On 30 December 2014 the companies Aguas Santiago Poniente SA and Constructora y Proyectos los Maitenes SA were sold.
(6)	See Note 2.4.2

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation”.

Incorporation into the scope of consolidation:

Company	Ownership Interest				Ownership Interest
	December 31, 2014				December 31, 2013
	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method

Central Dock Sud, S.A.					0.00%	69.99%	69.99%	Full integration
Cono Sur Participaciones, S.L.U.					100.00%	0.00%	100.00%	Full integration
Eléctrica Cabo Blanco, S.A.C.					80.00%	20.00%	100.00%	Full integration
Empresa Eléctrica de Piura, S.A.					0.00%	96.50%	96.50%	Full integration
Endesa Cemsa S.A.					100.00%	0.00%	100.00%	Full integration
Generalima, S.A.C.					100.00%	0.00%	100.00%	Full integration
Inversora Dock Sud, S.A.					57.14%	0.00%	57.14%	Full integration
Inversiones Sudamerica Ltda.					100.00%	0.00%	100.00%	Full integration
Inversiones GasAtacama Holding Ltda.	0.00%	100.00%	100.00%	Full integration
Atacama Finance Co. (1)	0.00%	0.00%	0.00%	Full integration
Energex Co. (1)	0.00%	0.00%	0.00%	Full integration
GasAtacama S.A.	0.00%	100.00%	100.00%	Full integration
GasAtacama Chile S.A.	0.00%	100.00%	100.00%	Full integration
Gasoducto TalTal S.A.	0.00%	100.00%	100.00%	Full integration
Gasoducto Atacama Argentina S.A.	0.00%	100.00%	100.00%	Full integration
GNL Norte S.A.	0.00%	100.00%	100.00%	Full integration
Progas S.A.	0.00%	100.00%	100.00%	Full integration

See Note 2.4.1.

(1)   On 17 September 2014 the companies Atacama Finance Co and Energex Co were dissolved.

Companies eliminated from the scope of consolidation:

Company	Ownership Interest				Ownership Interest
	December 31, 2014				December 31, 2013
	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method

Aguas Santiago Poniente S.A.	0.00%	78.88%	78.88%	Full integration	-	-	-	-
Constructora y Proyectos Los Maitenes S.A.	0.00%	55.00%	55.00%	Full integration	-	-	-	-

APPENDIX 3 ASSOCIATED COMPANIES AND JOINT VENTURES

This appendix is part of Note 3.i, “Investments accounted for using the equity method”.

Taxpayer ID No. (RUT)	Company	Currency	Ownership Interest at 12/31/2014			Ownership Interest at 12/31/2013			Type of Relationship	Country	Activity
	( in alphabetical order)		Direct	Indirect	Total	Direct	Indirect	Total

96,806,130-5	Electrogas S.A.	U.S. dollar	0.00%	42.50%	42.50%	0.00%	42.50%	42.50%	Associate	Chile	Portfolio company
76,418,940-K	GNL Chile S.A.	Chilean peso	0.00%	33.33%	33.33%	0.00%	33.33%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
76,788,080-4	GNL Quintero S.A.	U.S. dollar	0.00%	20.00%	20.00%	0.00%	20.00%	20.00%	Associate	Chile	Development, design and supply of liquid natural gas regasifying terminal
Foreign	Sacme S.A.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Associate	Argentina	Monitoring and Control of an Electric System
Foreign	Yacylec S.A.	Argentine peso	22.22%	0.00%	22.22%	22.22%	0.00%	22.22%	Associate	Argentina	Electric energy transportation
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
76,041,891-9	Aysén Transmisión S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
76,091,595-5	Aysén Energía S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
Foreign	Distribuidora Eléctrica de Cundinamarca S.A.	Colombian peso	0.00%	49.00%	49.00%	0.00%	49.00%	49.00%	Joint venture	Colombia	Electric energy distribution and sales
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombian peso	0.00%	49.00%	49.00%	0.00%	49.00%	49.00%	Joint venture	Colombia	Electric energy distribution and sales
76,014,570-K	Inversiones GasAtacama Holding Ltda. (1)	U.S. dollar	0.00%	0.00%	0.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Natural gas transportation
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Electric energy transportation and distribution

(1)	On April 22, 2014, Endesa Chile acquired the remaining 50% equity interest in Inversiones GasAtacama Holding Limitada, (See Note 5).

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT

This appendix is part of Note 20, “Other financial liabilities.” The following tables present the contractual undiscounted cash flows by type of financial debt:

a ) Bank borrowings

Summary of bank borrowings by currency and maturity

Country	Currency	Nominal Interest Rate	Current			Non-current						Current			Non-current
			Maturity		Total Current at 12/31/2014	Maturity					Total Non- current at 12/31/2014	Maturity		Total Current at 12/31/2013			Maturity			Total Non-current at 12/31/2013
			One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years		One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	5.98%	20,269	1,020,576	1,040,845	-	-	-	-	-	-	842,850	106,843,174	107,686,024	892,825	-	-	-	-	892,825
Chile	Ch$	5.60%	714		714	-	-	-	-	-	-	119	-	119	-	-	-	-	-	-
Peru	US$	2.93%	2,914,574	9,996,364	12,910,938	40,274,383	18,781,256	16,391,794	256,394	-	75,703,827	3,055,656	4,146,020	7,201,676	10,047,517	14,963,210	15,340,751	13,282,260	-	53,633,738
Peru	Sol	5.41%	326,274	978,819	1,305,093	1,305,094	3,209,741	22,772,683	-	-	27,287,518	378,238	1,134,709	1,512,947	1,512,946	1,512,947	3,275,631	21,202,549	-	27,504,073
Argentina	US$	13.03%	2,808,939	12,054,341	14,863,280	1,039,398	-	-	-	-	1,039,398	3,542,419	8,408,627	11,951,046	1,641,372	-	-	-	-	1,641,372
Argentina	Ar$	34.35%	8,287,625	12,035,817	20,323,442	7,968,912	188,784	-	-	-	8,157,696	16,786,045	12,195,441	28,981,486	13,889,262	4,852,373	-	-	-	18,741,635
Colombia	CP	7.63%	1,401,291	4,203,875	5,605,166	10,766,379	15,367,075	14,619,719	13,872,363	48,015,897	102,641,433	1,431,306	4,293,917	5,725,223	5,725,223	11,271,083	16,244,420	15,481,057	65,954,840	114,676,623
Brazil	US$	7.68%	-	-	-	-	-	-	-	-	-	425,017	8,439,726	8,864,743	9,038,334	4,926,255	4,895,843	1,181,509	1,171,932	21,213,873
Brazil	Real	9.98%	1,856,705	5,570,115	7,426,820	7,426,820	27,647,361	25,171,755	22,696,148	-	82,942,084	700,813	2,102,437	2,803,250	2,803,249	2,803,250	12,446,756	11,512,339	10,577,923	40,143,517

			17,616,391	45,859,907	63,476,298	68,780,986	65,194,217	78,955,951	36,824,905	48,015,897	297,771,956	27,162,463	147,564,051	174,726,514	45,550,728	40,329,118	52,203,401	62,659,714	77,704,695	278,447,656

Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Currency	Effective Interest Rate	Nominal Interest Rate	12-31-2014									12-31-2013
							Current			Non-current						Current			Non-current
							Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
Foreign	Ampla Energía S.A.	Brazil	Banco do Brazil	Real	11.19%	11.34%	831,094	2,493,282	3,324,376	3,324,376	13,139,191	12,031,066	10,922,940	-	39,417,573	700,813	2,102,437	2,803,250	2,803,249	2,803,250	12,446,756	11,512,339	10,577,923	40,143,517
Foreign	CGTF S.A.	Brazil	IFC - A	US$	8.03%	8.05%	-	-	-	-	-	-	-	-	-	251,103	3,518,132	3,769,235	3,749,565	3,728,436	3,705,738	-	-	11,183,739
Foreign	CGTF S.A.	Brazil	IFC - B	US$	2.64%	2.61%	-	-	-	-	-	-	-	-	-	62,832	4,588,348	4,651,180	4,844,441	-	-	-	-	4,844,441
Foreign	CGTF S.A.	Brazil	IFC - C	US$	12.18%	12.32%	132	-	132	-	-	-	-	-	-	111,082	333,246	444,328	444,328	1,197,819	1,190,105	1,181,509	1,171,932	5,185,693
96,800,570-7	Chilectra S.A.	Chile	Credit lines	Ch$	5.91%	5.91%	-	-	-	-	-	-	-	-	-	104	-	104	-	-	-	-	-	-
Foreign	Codensa S.A.	Colombia	Citibank Colombia	CP	4.40%	4.32%	1,025,611	3,076,833	4,102,444	4,102,444	14,508,170	13,140,689	11,773,208	-	43,524,511	-	-	-	-	-	-	-	-	-
Foreign	Coelce S.A.	Brazil	Banco Itaú Brazil	Real	11.96%	12.09%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Banco de Interbank	Sol	6.90%	6.73%	34,654	103,961	138,615	138,615	2,043,262	-	-	-	2,181,877	89,516	268,546	358,062	358,062	358,062	2,120,747	3,986,879	-	6,823,750
Foreign	Edelnor S.A.A.	Peru	Banco de Interbank	Sol	5.83%	5.71%	62,168	186,505	248,673	248,674	248,674	4,308,038	-	-	4,805,386	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Banco Continental	Sol	5.10%	5.01%	38,673	116,018	154,691	154,691	154,691	3,112,021	-	-	3,421,403	45,411	136,232	181,643	181,643	181,643	181,643	2,896,101	-	3,441,030
Foreign	Edelnor S.A.A.	Peru	Banco Continental	Sol	5.10%	5.01%	64,454	193,361	257,815	257,815	257,815	5,186,700	-	-	5,702,330	75,764	227,291	303,055	303,055	303,055	303,055	4,826,966	-	5,736,131
Foreign	Edelnor S.A.A.	Peru	Banco Continental	Sol	5.10%	5.01%	61,860	185,579	247,439	247,438	247,438	4,979,205	-	-	5,474,081	73,538	220,614	294,152	294,152	294,153	294,152	4,635,229	-	5,517,686
Foreign	Edelnor S.A.A.	Peru	Banco Continental	Sol	5.10%	5.01%	64,465	193,395	257,860	257,861	257,861	5,186,719	-	-	5,702,441	94,009	282,026	376,035	376,034	376,034	376,034	4,857,374	-	5,985,476
Foreign	Edesur S.A.	Argentina	Banco Ciudad	Ar$	32.46%	28.51%	1,216,089	2,519,698	3,735,787	-	-	-	-	-	-	738,135	2,147,173	2,885,308	3,417,147	-	-	-	-	3,417,147
Foreign	Edesur S.A.	Argentina	Banco Provincia	Ar$	29.14%	25.85%	457,020	-	457,020	-	-	-	-	-	-	31,972	327,033	359,005	504,864	-	-	-	-	504,864
Foreign	Edesur S.A.	Argentina	Standard Bank	Ar$	22.63%	29.11%	-	-	-	-	-	-	-	-	-	300,671	875,884	1,176,555	342,441	-	-	-	-	342,441
Foreign	Edesur S.A.	Argentina	Banco Itaú Argentina	Ar$	36.34%	31.39%	249,211	658,584	907,795	-	-	-	-	-	-	320,316	884,324	1,204,640	1,000,308	-	-	-	-	1,000,308
Foreign	Edesur S.A.	Argentina	Banco Galicia	Ar$	22.63%	21.00%	-	-	-	-	-	-	-	-	-	68,637	-	68,637	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Macro	Ar$	36.17%	31.27%	-	-	-	-	-	-	-	-	-	258,319	886,628	1,144,947	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Santander Río	Ar$	29.74%	26.91%	810,407	750,273	1,560,680	-	-	-	-	-	-	728,237	2,549,992	3,278,229	1,725,706	-	-	-	-	1,725,706
Foreign	Edesur S.A.	Argentina	Banco Santander Río	Ar$	32.00%	30.00%	576,612	-	576,612	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Comafi	Ar$	39.80%	34.00%	-	-	-	-	-	-	-	-	-	24,455	-	24,455	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Supervielle	Ar$	25.60%	23.00%	-	-	-	-	-	-	-	-	-	39,237	37,009	76,246	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	ICB Argentina	Ar$	34.55%	30.85%	310,712	-	310,712	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
94,271,00-3	Enersis S.A.	Chile	Banco Santander Chile	Ch$	4.50%	4.50%	-	-	-	-	-	-	-	-	-	4	-	4	-	-	-	-	-	-
79,913,810-7	Manso de Velasco Ltda.	Chile	Banco Santander Chile	Ch$	6.00%	6.00%	-	-	-	-	-	-	-	-	-	4	-	4	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Banco Scotiabank	US$	4.08%	3.93%	353,913	1,051,014	1,404,927	1,376,324	1,347,722	15,345,293	-	-	18,069,339	316,892	941,120	1,258,012	1,232,527	1,207,041	1,181,556	13,282,260	-	16,903,384
Foreign	Chinango S.A.C.	Peru	Bank Of Nova Scotia	US$	3.07%	2.97%	411,404	1,217,828	1,629,232	1,585,546	1,541,859	-	-	-	3,127,405	366,751	1,085,588	1,452,339	1,413,234	1,374,130	1,335,025	-	-	4,122,389
Foreign	Chinango S.A.C.	Peru	Bank Of Nova Scotia	US$	3.48%	3.40%	289,876	857,071	1,146,947	1,113,465	1,079,983	1,046,501	256,394	-	3,496,343	-	-	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Banco Scotiabank	US$	0.76%	0.78%	-	-	-	-	-	-	-	-	-	2,103,523	-	2,103,523	-	-	-	-	-	-
Foreign	Edegel S.A.A.	Peru	Banco Continental	US$	3.44%	3.36%	1,807,054	6,713,471	8,520,525	14,284,700	14,811,692	-	-	-	29,096,392	268,490	2,119,312	2,387,802	7,401,756	12,382,039	12,824,170	-	-	32,607,965
Foreign	Edegel S.A.A.	Peru	Bank Nova Scotia	US$	0.97%	0.97%	52,327	156,980	209,307	21,914,348	-	-	-	-	21,914,348	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	BBVA Colombia	CP	8.39%	8.22%	1,027,774	3,083,323	4,111,097	7,918,549	11,314,891	10,766,745	10,218,598	35,392,929	75,611,712	1,051,003	3,153,008	4,204,011	4,204,011	8,295,219	11,966,026	11,405,491	48,619,434	84,490,181
Foreign	Emgesa S.A. E.S.P.	Colombia	Banco Corpbanca	CP	8.19%	8.03%	373,517	1,120,552	1,494,069	2,847,830	4,052,184	3,852,974	3,653,765	12,622,968	27,029,721	380,303	1,140,909	1,521,212	1,521,212	2,975,864	4,278,394	4,075,566	17,335,406	30,186,442
Foreign	Endesa Argentina S.A.	Argentina	Citibank	Ar$	30.00%	30.00%	749,636	-	749,636	-	-	-	-	-	-	809,763	-	809,763	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Ciudad	Ar$	25.59%	23.00%	-	-	-	-	-	-	-	-	-	98,467	-	98,467	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Galicia	Ar$	35.75%	42.24%	308,554	836,632	1,145,186	990,314	-	-	-	-	990,314	2,514,705	-	2,514,705	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Itau	Ar$	37.50%	44.68%	119,500	337,442	456,942	390,884	27,716	-	-	-	418,600	1,071,559	-	1,071,559	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Nación Argentina	Ar$	18.85%	18.85%	-	-	-	-	-	-	-	-	-	533,563	-	533,563	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Santander Río	Ar$	32.00%	37.14%	70,593	200,874	271,467	236,632	17,012	-	-	-	253,644	656,552	-	656,552	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Standard Bank	Ar$	36.00%	42.59%	-	-	-	-	-	-	-	-	-	1,150,992	-	1,150,992	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Supervielle	Ar$	35.00%	41.21%	112,554	319,053	431,607	372,729	26,615	-	-	-	399,344	1,028,903	-	1,028,903	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Citibank	Ar$	32.50%	37.81%	347,807	998,639	1,346,446	1,199,174	87,541	-	-	-	1,286,715	3,391,799	-	3,391,799	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Credit Suisse International	US$	13.25%	13.92%	122,704	2,324,204	2,446,908	1,039,398	-	-	-	-	1,039,398	113,672	3,229,006	3,342,678	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	ICB Argentina	Ar$	36.00%	42.59%	132,215	371,509	503,724	425,630	29,900	-	-	-	455,530	-	-	-	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	B.N.P. Paribas	US$	6.32%	5.98%	20,269	1,020,576	1,040,845	-	-	-	-	-	-	28,293	921,118	949,411	892,825	-	-	-	-	892,825
91,081,000-6	Endesa Chile S.A.	Chile	Banco Santander	Ch$	6.00%	6.00%	582	-	582	-	-	-	-	-	-	7	-	7	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	EDC	US$	1.42%	1.34%	-	-	-	-	-	-	-	-	-	378,291	378,290	756,581	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	BBVA S.A.NY	US$	1.56%	0.99%	-	-	-	-	-	-	-	-	-	436,266	105,543,766	105,980,032	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Deutsche Bank	US$	13.35%	12.73%	1,331,375	4,844,938	6,176,313	-	-	-	-	-	-	1,712,808	2,587,169	4,299,977	820,490	-	-	-	-	820,490
Foreign	H. El Chocón S.A.	Argentina	Standard Bank	US$	13.35%	12.73%	667,376	2,425,364	3,092,740	-	-	-	-	-	-	857,292	1,295,083	2,152,375	410,356	-	-	-	-	410,356
Foreign	H. El Chocón S.A.	Argentina	Banco Itau	US$	13.35%	12.73%	687,484	2,459,835	3,147,319	-	-	-	-	-	-	858,647	1,297,369	2,156,016	410,526	-	-	-	-	410,526
Foreign	H. El Chocón S.A.	Argentina	Banco Itau	Ar$	33.70%	29.25%	-	-	-	-	-	-	-	-	-	163,618	-	163,618	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Banco Macro	Ar$	30.72%	28.00%	1,522,852	-	1,522,852	-	-	-	-	-	-	1,511,204	-	1,511,204	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Banco Santander - Sindicado IV	Ar$	35.26%	31.36%	306,765	1,185,867	1,492,632	1,023,289	-	-	-	-	1,023,289	316,184	1,054,829	1,371,013	1,621,376	1,140,227	-	-	-	2,761,603
Foreign	H. El Chocón S.A.	Argentina	Banco Itau- Sindicado IV	Ar$	35.26%	31.36%	273,493	1,057,510	1,331,003	912,706	-	-	-	-	912,706	282,011	940,860	1,222,871	1,446,280	1,017,149	-	-	-	2,463,429
Foreign	H. El Chocón S.A.	Argentina	Banco Galicia - Sindicado IV	Ar$	35.26%	31.36%	262,403	1,014,727	1,277,130	875,846	-	-	-	-	875,846	270,612	902,848	1,173,460	1,387,893	976,117	-	-	-	2,364,010
Foreign	H. El Chocón S.A.	Argentina	Banco Hipotecario -Sindicado IV	Ar$	35.26%	31.36%	86,271	335,251	421,522	290,454	-	-	-	-	290,454	89,772	299,691	389,463	461,142	324,622	-	-	-	785,764
Foreign	H. El Chocón S.A.	Argentina	Banco Ciudad -Sindicado IV	Ar$	35.26%	31.36%	34,894	135,536	170,430	117,383	-	-	-	-	117,383	36,008	120,377	156,385	185,639	130,955	-	-	-	316,594
Foreign	H. El Chocón S.A.	Argentina	ICB Argentina	Ar$	35.26%	31.36%	340,037	1,314,222	1,654,259	1,133,871	-	-	-	-	1,133,871	350,354	1,168,793	1,519,147	1,796,466	1,263,303	-	-	-	3,059,769

			Total				17,616,391	45,859,907	63,476,298	68,780,986	65,194,217	78,955,951	36,824,905	48,015,897	297,771,956	27,162,463	147,564,051	174,726,514	45,550,728	40,329,118	52,203,401	62,659,714	77,704,695	278,447,656

b ) Secured and unsecured liabilities

Summary of secured and unsecured liabilities by currency and maturity

Country	Currency	Nominal Interest Rate	Current			Non-current						Current			Non-current
			Maturity		Total Current at 12/31/2014	Maturity					Total Non- current at 12/31/2014	Maturity		Total Current at 12/31/2013	Maturity					Total Non- current at 12/31/2013
			One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years		One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	7.17%	11,857,865	152,626,256	164,484,121	188,522,289	25,581,811	25,581,811	25,581,811	734,182,951	999,450,673	193,391,423	24,826,863	218,218,286	135,060,271	154,897,922	13,536,570	13,536,570	400,223,952	717,255,285
Chile	U.F.	5.57%	9,168,367	35,341,359	44,509,726	43,719,963	42,919,926	42,109,023	52,020,539	441,830,545	622,599,996	6,035,415	25,473,179	31,508,594	31,037,563	30,562,528	30,083,259	29,599,516	410,441,438	531,724,304
Peru	US$	6.89%	4,424,492	1,630,232	6,054,724	14,072,738	1,443,269	7,173,013	5,691,115	15,362,941	43,743,076	649,265	7,018,782	7,668,047	5,278,029	12,212,120	1,274,166	6,226,693	18,288,999	43,280,007
Peru	Sol	6.57%	8,992,510	33,040,637	42,033,147	30,115,012	32,058,804	11,190,625	39,655,619	189,474,327	302,494,387	13,199,528	41,657,758	54,857,286	34,442,753	23,418,419	16,098,049	6,359,444	135,395,067	215,713,732
Colombia	CP	7.79%	86,056,574	65,385,741	151,442,315	121,885,126	217,675,920	191,934,482	150,687,586	877,507,340	1,559,690,454	102,194,394	81,201,594	183,395,988	138,155,396	106,871,012	211,858,543	185,028,967	795,923,731	1,437,837,649
Brazil	Real	11.69%	11,340,152	58,273,250	69,613,402	119,821,286	131,772,248	107,403,868	52,740,514	-	411,737,916	7,808,433	23,425,299	31,233,732	55,250,342	102,809,990	93,213,972	73,251,738	25,912,300	350,438,342

			131,839,960	346,297,475	478,137,435	518,136,414	451,451,978	385,392,822	326,377,184	2,258,358,104	3,939,716,502	323,278,458	203,603,475	526,881,933	399,224,354	430,771,991	366,064,559	314,002,928	1,786,185,487	3,296,249,319

Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	12-31-2014									12-31-2013
								Current			Non-current						Current	Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
Foreign	Ampla Energía S.A.	Brazil	Bonds 1ª	Brazil	Real	11.69%	11.87%	781,789	14,938,243	15,720,032	14,156,454	-	-	-	-	14,156,454	599,930	1,799,791	2,399,721	14,923,646	13,723,786	-	-	-	28,647,432
Foreign	Ampla Energía S.A.	Brazil	Bonds 2ª	Brazil	Real	14.63%	14.82%	1,867,488	5,602,465	7,469,953	23,248,180	20,758,200	18,268,216	-	-	62,274,596	1,626,374	4,879,121	6,505,495	6,505,495	21,086,106	18,917,611	16,749,112	-	63,258,324
Foreign	Ampla Energía S.A.	Brazil	Bonds 1ª	Brazil	Real	11.50%	11.67%	657,480	1,972,439	2,629,919	13,403,776	12,088,817	-	-	-	25,492,593	502,290	1,506,870	2,009,160	2,009,160	12,723,841	11,719,260	-	-	26,452,261
Foreign	Ampla Energía S.A.	Brazil	Bonds 2ª	Brazil	Real	12.65%	12.80%	2,521,703	7,565,110	10,086,813	10,086,813	34,986,514	31,624,249	28,261,978	-	104,959,554	2,178,696	6,536,087	8,714,783	8,714,783	8,714,783	31,722,152	28,817,228	25,912,300	103,881,246
Foreign	Ampla Energía S.A.	Brazil	Bonds 1ª	Brazil	Real	11.60%	11.67%	2,077,536	6,232,607	8,310,143	8,310,143	30,018,631	27,248,583	24,478,536	-	90,055,893	-	-	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Banco Continental	Peru	Sol	6.25%	6.16%	-	-	-	-	-	-	-	-	-	4,724,809	-	4,724,809	-	-	-	-	-	-
Foreign	Codensa S.A.	Colombia	B8	Colombia	CP	8.75%	8.48%	-	-	-	-	-	-	-	-	-	69,571,278	-	69,571,278	-	-	-	-	-	-
Foreign	Codensa S.A.	Colombia	B102	Colombia	CP	8.31%	8.06%	2,078,386	6,235,159	8,313,545	8,313,545	101,452,870	-	-	-	109,766,415	1,927,748	5,783,244	7,710,992	7,710,992	7,710,992	108,708,280	-	-	124,130,264
Foreign	Codensa S.A.	Colombia	B103	Colombia	CP	8.57%	8.31%	433,414	1,300,241	1,733,655	1,733,654	1,733,654	22,040,062	-	-	25,507,370	401,391	1,204,173	1,605,564	1,605,565	1,605,564	1,605,565	23,425,341	-	28,242,035
Foreign	Codensa S.A.	Colombia	B604	Colombia	CP	6.89%	6.72%	630,368	1,891,104	2,521,472	37,225,610	-	-	-	-	37,225,610	570,162	1,710,487	2,280,649	2,280,650	39,928,453	-	-	-	42,209,103
Foreign	Codensa S.A.	Colombia	Bonds B5-13	Colombia	CP	6.89%	6.72%	790,923	2,372,770	3,163,693	3,163,694	3,163,694	49,010,829	-	-	55,338,217	665,514	1,996,541	2,662,055	2,662,055	2,662,054	2,662,055	51,987,474	-	59,973,638
Foreign	Codensa S.A.	Colombia	Bonds B12-13	Colombia	CP	7.80%	7.58%	946,989	2,840,966	3,787,955	3,787,954	3,787,954	3,787,954	3,787,954	71,487,573	86,639,389	815,445	2,446,336	3,261,781	3,261,781	3,261,781	3,261,781	3,261,781	75,293,598	88,340,722
Foreign	Codensa S.A.	Colombia	Bonds B7-14	Colombia	CP	6.49%	6.34%	834,666	2,503,998	3,338,664	3,338,664	3,338,664	3,338,664	3,338,664	52,801,231	66,155,887	-	-	-	-	-	-	-	-	-
Foreign	Coelce S.A.	Brazil	Itaú 1	Brazil	Real	11.54%	11.54%	686,017	13,717,969	14,403,986	13,031,952	-	-	-	-	13,031,952	518,894	1,556,683	2,075,577	13,568,262	12,530,474	-	-	-	26,098,736
Foreign	Coelce S.A.	Brazil	Itaú 2	Brazil	Real	13.47%	13.47%	2,748,139	8,244,417	10,992,556	37,583,968	33,920,086	30,262,820	-	-	101,766,874	2,382,249	7,146,747	9,528,996	9,528,996	34,031,000	30,854,949	27,685,398	-	102,100,343
Foreign	Edegel S.A.A.	Peru	Banco Continental	Peru	Sol	6.70%	6.59%	-	-	-	-	-	-	-	-	-	5,408,901	-	5,408,901	-	-	-	-	-	-
Foreign	Edegel S.A.A.	Peru	Banco Continental	Peru	Sol	6.41%	6.31%	80,157	240,472	320,629	320,629	320,629	320,629	320,629	5,880,850	7,163,366	74,183	222,548	296,731	296,731	296,732	296,731	296,732	5,739,253	6,926,179
Foreign	Edegel S.A.A.	Peru	Banco Continental	Peru	Sol	6.38%	6.28%	79,761	239,282	319,043	319,042	319,042	319,042	5,265,385	-	6,222,511	73,816	221,447	295,263	295,263	295,262	295,263	295,262	4,872,930	6,053,980
Foreign	Edegel S.A.A.	Peru	Banco Continental	Peru	Sol	6.86%	6.75%	-	-	-	-	-	-	-	-	-	63,459	3,866,320	3,929,779	-	-	-	-	-	-
Foreign	Edegel S.A.A.	Peru	Banco Continental	Peru	US$	6.44%	6.34%	91,749	275,246	366,995	366,994	366,994	366,994	366,994	9,039,318	10,507,294	80,999	242,996	323,995	323,995	323,994	323,995	323,994	8,198,326	9,494,304
Foreign	Edegel S.A.A.	Peru	Banco Continental	Peru	US$	9.20%	9.00%	-	-	-	-	-	-	-	-	-	111,697	5,406,082	5,517,779	-	-	-	-	-	-
Foreign	Edegel S.A.A.	Peru	Banco Continental	Peru	US$	7.93%	7.78%	91,899	275,698	367,597	367,597	367,597	367,597	4,989,668	-	6,092,459	81,132	243,395	324,527	324,526	324,527	324,526	324,527	4,318,583	5,616,689
Foreign	Edegel S.A.A.	Peru	Banco Continental	Peru	US$	7.25%	7.13%	3,881,082	-	3,881,082	-	-	-	-	-	-	57,826	173,478	231,304	3,359,066	-	-	-	-	3,359,066
Foreign	Edegel S.A.A.	Peru	Banco Scotiabank	Peru	US$	6.73%	6.63%	95,816	287,449	383,265	6,296,355	-	-	-	-	6,296,355	84,590	253,769	338,359	338,359	5,452,751	-	-	-	5,791,110
Foreign	Edegel S.A.A.	Peru	Banco Scotiabank	Peru	US$	6.09%	6.00%	86,777	260,331	347,108	6,333,114	-	-	-	-	6,333,114	76,610	229,829	306,439	306,438	5,485,204	-	-	-	5,791,642
Foreign	Edegel S.A.A.	Peru	Banco Scotiabank	Peru	US$	6.57%	6.47%	93,556	280,669	374,225	374,225	374,225	6,103,969	-	-	6,852,419	82,595	247,784	330,379	330,379	330,378	330,379	5,282,906	-	6,274,042
Foreign	Edegel S.A.A.	Peru	Banco Scotiabank	Peru	US$	5.86%	5.78%	83,613	250,839	334,452	334,453	334,453	334,453	334,453	6,323,623	7,661,435	73,816	221,449	295,265	295,266	295,266	295,266	295,266	5,772,090	6,953,154
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	5.44%	5.37%	-	-	-	-	-	-	-	-	-	67,338	4,927,820	4,995,158	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	AFP Integra	Peru	Sol	5.91%	5.82%	60,213	4,083,492	4,143,705	-	-	-	-	-	-	55,631	166,892	222,523	3,834,729	-	-	-	-	3,834,729
Foreign	Edelnor S.A.A.	Peru	AFP Integra	Peru	Sol	8.16%	8.00%	75,819	227,458	303,277	3,682,353	-	-	-	-	3,682,353	69,116	207,348	276,464	276,464	3,407,537	-	-	-	3,684,001
Foreign	Edelnor S.A.A.	Peru	AFP Horizonte	Peru	Sol	7.22%	7.09%	55,213	165,638	220,851	3,194,800	-	-	-	-	3,194,800	51,004	153,011	204,015	204,014	2,956,425	-	-	-	3,160,439
Foreign	Edelnor S.A.A.	Peru	AFP Integra	Peru	Sol	8.00%	7.85%	110,739	332,216	442,955	5,600,079	-	-	-	-	5,600,079	102,391	307,173	409,564	409,564	5,182,614	-	-	-	5,592,178
Foreign	Edelnor S.A.A.	Peru	AFP Prima	Peru	Sol	6.94%	6.82%	141,246	8,362,253	8,503,499	-	-	-	-	-	-	130,531	391,592	522,123	7,869,191	-	-	-	-	7,869,191
Foreign	Edelnor S.A.A.	Peru	AFP Profuturo	Peru	Sol	8.06%	7.91%	5,163,298	-	5,163,298	-	-	-	-	-	-	94,494	283,481	377,975	4,778,264	-	-	-	-	4,778,264
Foreign	Edelnor S.A.A.	Peru	AFP Horizonte	Peru	Sol	6.56%	6.46%	-	-	-	-	-	-	-	-	-	91,012	5,602,792	5,693,804	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	AFP Prima	Peru	Sol	6.81%	6.70%	-	-	-	-	-	-	-	-	-	80,145	4,780,838	4,860,983	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	AFP Prima	Peru	Sol	7.13%	7.00%	90,771	272,312	363,083	5,260,818	-	-	-	-	5,260,818	83,817	251,452	335,269	335,270	4,868,328	-	-	-	5,203,598
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	6.06%	5.97%	154,600	463,801	618,401	618,402	618,402	618,402	618,402	14,100,867	16,574,475	143,077	429,232	572,309	572,309	572,310	572,309	572,310	13,049,859	15,339,097
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	5.13%	5.06%	130,791	392,374	523,165	523,166	523,166	523,166	523,166	13,871,576	15,964,240	121,972	365,917	487,889	487,889	487,889	487,889	487,889	12,864,045	14,815,601
Foreign	Edelnor S.A.A.	Peru	FCR - Macrofondo	Peru	Sol	5.56%	5.49%	141,902	425,707	567,609	567,609	567,609	567,609	567,609	11,672,179	13,942,615	131,326	393,977	525,303	525,302	525,303	525,302	525,303	11,852,798	13,954,008
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	5.00%	4.94%	102,093	306,280	408,373	408,374	408,374	408,374	408,374	10,543,055	12,176,551	94,484	283,452	377,936	377,935	377,936	377,935	377,936	10,513,101	12,024,843
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	6.50%	6.40%	107,787	323,360	431,147	431,146	6,238,848	-	-	-	6,669,994	99,752	299,257	399,009	399,009	399,009	5,773,835	-	-	6,571,853
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	7.06%	6.94%	66,200	198,600	264,800	264,800	4,306,155	-	-	-	4,570,955	61,265	183,796	245,061	245,061	245,062	3,964,772	-	-	4,454,895
Foreign	Edelnor S.A.A.	Peru	AFP Prima	Peru	Sol	6.63%	6.52%	67,470	4,085,912	4,153,382	-	-	-	-	-	-	62,441	187,322	249,763	3,843,809	-	-	-	-	3,843,809
Foreign	Edelnor S.A.A.	Peru	FCR - Macrofondo	Peru	Sol	7.03%	6.91%	71,597	214,790	286,387	286,387	286,387	286,387	4,087,287	-	4,946,448	66,260	198,780	265,040	265,040	265,039	265,040	265,039	3,782,641	4,842,799
Foreign	Edelnor S.A.A.	Peru	AFP Prima	Peru	Sol	7.44%	7.30%	113,501	340,502	454,003	454,003	454,003	454,003	454,003	6,397,801	8,213,813	105,041	315,122	420,163	420,162	420,163	420,162	420,163	6,341,102	8,021,752
Foreign	Edelnor S.A.A.	Peru	Interseguro Cia de Seguros	Peru	Sol	6.28%	6.19%	128,125	384,374	512,499	512,499	512,499	512,499	512,499	9,322,674	11,372,670	118,575	355,725	474,300	474,300	474,300	474,300	474,300	9,576,409	11,473,609
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	6.50%	6.40%	-	-	-	-	-	-	-	-	-	80,216	4,975,353	5,055,569	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	AFP Integra	Peru	Sol	6.50%	6.40%	-	-	-	-	-	-	-	-	-	159,793	9,933,071	10,092,864	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Fondo -Fosersoe	Peru	Sol	8.75%	8.57%	133,501	6,228,634	6,362,135	-	-	-	-	-	-	123,552	370,657	494,209	5,887,936	-	-	-	-	5,887,936
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	6.75%	6.64%	171,606	514,819	686,425	686,425	686,425	686,425	686,425	10,616,171	13,361,871	160,240	480,721	640,961	640,961	640,961	640,961	640,961	10,469,655	13,033,499
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	7.28%	7.15%	131,472	394,416	525,888	525,889	525,889	525,889	525,889	13,962,937	16,066,493	122,685	368,055	490,740	490,741	490,740	490,741	490,740	12,974,185	14,937,147
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	6.50%	6.40%	165,257	495,772	661,029	661,029	661,029	661,029	661,029	10,764,497	13,408,613	160,947	482,841	643,788	643,788	643,788	643,788	643,788	10,635,313	13,210,465
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	7.38%	7.24%	224,939	674,816	899,755	899,755	899,755	899,755	899,755	24,037,040	27,636,060	217,255	651,766	869,021	869,021	869,021	869,021	869,021	22,723,776	26,199,860
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	6.78%	6.67%	345,808	1,037,423	1,383,231	1,383,230	1,383,230	1,383,230	1,383,230	22,161,415	27,694,335	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	6.34%	6.25%	194,336	583,009	777,345	777,345	777,345	777,345	777,345	14,910,973	18,020,353	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	5.84%	5.76%	299,678	899,035	1,198,713	1,198,713	1,198,713	1,198,713	20,916,464	-	24,512,603	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	6.34%	6.25%	262,032	786,096	1,048,128	1,048,128	1,048,128	1,048,128	1,048,128	21,232,292	25,424,804	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Sol	4.81%	4.76%	122,598	367,794	490,392	490,391	10,323,176	-	-	-	10,813,567	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonds A5	Colombia	CP	5.54%	5.43%	-	-	-	-	-	-	-	-	-	13,616,326	-	13,616,326	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonds A-10	Colombia	CP	8.87%	8.59%	53,979,516	-	53,979,516	-	-	-	-	-	-	939,183	2,817,550	3,756,733	57,903,035	-	-	-	-	57,903,035
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonds A102	Colombia	CP	8.87%	8.59%	10,281,812	-	10,281,812	-	-	-	-	-	-	178,890	536,671	715,561	11,029,149	-	-	-	-	11,029,149
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonds B-103	Colombia	CP	8.99%	8.99%	982,211	2,946,634	3,928,845	3,928,846	43,805,925	-	-	-	47,734,771	734,499	2,203,498	2,937,997	2,937,997	2,937,997	46,856,691	-	-	52,732,685
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonds B10	Colombia	CP	9.64%	9.31%	882,562	2,647,687	3,530,249	3,530,250	3,530,250	3,530,250	41,216,421	-	51,807,171	824,131	2,472,393	3,296,524	3,296,525	3,296,524	3,296,524	3,296,525	44,205,339	57,391,437
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonds B15	Colombia	CP	9.96%	9.61%	316,557	949,671	1,266,228	1,266,228	1,266,228	1,266,228	1,266,228	19,363,519	24,428,431	297,055	891,166	1,188,221	1,188,222	1,188,222	1,188,222	1,188,222	21,276,616	26,029,504
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonds E5-09	Colombia	CP	9.10%	8.80%	-	-	-	-	-	-	-	-	-	582,915	25,929,967	26,512,882	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonds B09-09	Colombia	CP	9.77%	9.43%	1,213,148	3,639,445	4,852,593	4,852,593	4,852,593	58,216,407	-	-	67,921,593	1,153,945	3,461,835	4,615,780	4,615,780	4,615,779	4,615,780	62,205,978	-	76,053,317
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonds B12	Colombia	CP	9.97%	9.62%	509,006	1,527,019	2,036,025	2,036,026	2,036,026	2,036,026	2,036,026	25,961,808	34,105,912	485,500	1,456,499	1,941,999	1,941,999	1,941,999	1,941,999	1,941,999	29,449,526	37,217,522
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign Bonds	Colombia	CP	10.17%	10.17%	581,078	1,743,234	2,324,312	2,324,312	2,324,312	2,324,312	2,324,312	25,362,714	34,659,962	4,486,961	13,460,883	17,947,844	2,497,535	2,497,536	2,497,535	2,497,536	29,750,447	39,740,589
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo Bonds	Colombia	CP	10.17%	10.17%	4,175,756	12,527,267	16,703,023	16,703,023	16,703,023	16,703,023	16,703,023	182,262,097	249,074,189	624,384	1,873,151	2,497,535	17,947,843	17,947,844	17,947,843	17,947,844	213,793,324	285,584,698
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo Bonds B10	Colombia	CP	7.30%	7.11%	1,246,095	3,738,285	4,984,380	4,984,380	4,984,380	4,984,380	4,984,380	91,102,169	111,039,689	1,100,769	3,302,308	4,403,077	4,403,078	4,403,077	4,403,078	4,403,077	99,436,473	117,048,783
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo Bonds B15	Colombia	CP	7.42%	7.22%	845,671	2,537,012	3,382,683	3,382,682	3,382,682	3,382,682	3,382,682	77,827,476	91,358,204	753,246	2,259,737	3,012,983	3,012,983	3,012,983	3,012,983	3,012,983	81,666,289	93,718,221
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo Bonds B12-13	Colombia	CP	8.83%	8.55%	1,843,223	5,529,669	7,372,892	7,372,892	7,372,892	7,372,892	7,372,892	134,542,069	164,033,637	1,648,116	4,944,349	6,592,465	6,592,465	6,592,466	6,592,465	6,592,466	143,514,560	169,884,422
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo Bonds B6-13	Colombia	CP	8.06%	7.82%	703,731	2,111,194	2,814,925	2,814,926	2,814,926	2,814,926	40,827,900	-	49,272,678	616,960	1,850,879	2,467,839	2,467,839	2,467,838	2,467,839	2,467,838	43,453,010	53,324,364
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonds B6-13	Colombia	CP	8.06%	7.82%	228,103	684,309	912,412	912,412	912,412	912,412	13,233,669	-	15,970,905	199,976	599,927	799,903	799,903	799,903	799,903	799,903	14,084,549	17,284,161
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo Bonds B16-14	Colombia	CP	7.95%	7.73%	743,130	2,229,390	2,972,520	2,972,520	2,972,520	2,972,520	2,972,520	72,211,138	84,101,218	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo Bonds B10-14	Colombia	CP	7.62%	7.41%	816,008	2,448,025	3,264,033	3,264,033	3,264,033	3,264,033	3,264,033	61,737,690	74,793,822	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo Bonds B6-14	Colombia	CP	7.19%	7.01%	540,559	1,621,676	2,162,235	2,162,235	2,162,235	2,162,235	2,162,235	34,170,442	42,819,382	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonds B6-14	Colombia	CP	7.19%	7.01%	453,662	1,360,986	1,814,648	1,814,647	1,814,647	1,814,647	1,814,647	28,677,414	35,936,002	-	-	-	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	BNY Mellon -Primera Emisión S-1	USA	US$	7.96%	7.88%	2,474,039	7,422,118	9,896,157	9,896,157	9,896,157	9,896,157	9,896,157	195,949,534	235,534,162	2,217,451	6,652,353	8,869,804	8,869,804	8,869,805	8,869,804	8,869,805	180,634,922	216,114,140
91,081,000-6	Endesa Chile S.A.	Chile	BNY Mellon -Primera Emisión S-2	USA	US$	7.40%	7.33%	789,495	2,368,484	3,157,979	3,157,979	3,157,979	3,157,979	3,157,979	77,747,246	90,379,162	708,960	2,126,881	2,835,841	2,835,842	2,835,841	2,835,842	2,835,841	68,415,434	79,758,800
91,081,000-6	Endesa Chile S.A.	Chile	BNY Mellon -Primera Emisión S-3	USA	US$	8.26%	8.13%	502,137	1,506,412	2,008,549	2,008,549	2,008,549	2,008,549	2,008,549	168,757,572	176,791,768	449,981	1,349,943	1,799,924	1,799,924	1,799,924	1,799,924	1,799,924	150,474,683	157,674,379
91,081,000-6	Endesa Chile S.A.	Chile	BNY Mellon - 144 - A	USA	US$	8.83%	8.63%	2,641,806	124,978,079	127,619,885	-	-	-	-	-	-	2,362,286	7,086,859	9,449,145	111,406,931	-	-	-	-	111,406,931
91,081,000-6	Endesa Chile S.A.	Chile	BNY Mellon - Unica 24296	USA	US$	5.30%	4.25%	2,621,139	7,863,416	10,484,555	10,484,554	10,484,554	10,484,554	10,484,554	290,965,550	332,903,766	-	-	-	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	2,174,007	11,394,304	13,568,311	12,957,238	12,346,166	11,735,094	11,124,022	73,777,578	121,940,098	1,528,468	9,275,107	10,803,575	10,402,159	10,000,743	9,599,327	9,197,912	71,006,646	110,206,787
91,081,000-6	Endesa Chile S.A.	Chile	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	6,203,670	18,611,010	24,814,680	24,814,680	24,814,680	24,814,680	35,548,589	355,689,165	465,681,794	3,915,630	11,746,890	15,662,520	15,662,520	15,662,521	15,662,520	15,662,521	323,567,202	386,217,284
94,271,000-3	Enersis S.A.	Chile	Yankee Bonds 2014	USA	US$	7.76%	6.60%	-	-	-	-	-	-	-	-	-	185,115,803	-	185,115,803	-	-	-	-	-	-
94,271,000-3	Enersis S.A.	Chile	Yankee Bonds 2016	USA	US$	7.69%	7.38%	2,820,606	8,461,818	11,282,424	162,940,478	-	-	-	-	162,940,478	2,529,192	7,587,577	10,116,769	10,116,770	141,361,352	-	-	-	151,478,122
94,271,000-3	Enersis S.A.	Chile	Yankee Bonds 2026	USA	US$	7.76%	7.40%	8,643	25,929	34,572	34,572	34,572	34,572	34,572	763,049	901,337	7,750	23,250	31,000	31,000	31,000	31,000	31,000	698,913	822,913
94,271,000-3	Enersis S.A.	Chile	Bonds UF 269	Chile	U.F.	7.02%	5.75%	790,690	5,336,045	6,126,735	5,948,045	5,759,080	5,559,249	5,347,928	12,363,802	34,978,104	591,317	4,451,182	5,042,499	4,972,884	4,899,264	4,821,412	4,739,083	15,867,590	35,300,233

			Total					131,839,960	346,297,475	478,137,435	518,136,414	451,451,978	385,392,822	326,377,184	2,258,358,104	3,939,716,502	323,278,458	203,603,475	526,881,933	399,224,354	430,771,991	366,064,559	314,002,928	1,786,185,487	3,296,249,319

c ) Financial lease obligations

Financial lease obligations by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	12-31-2014									12-31-2013
								Current			Non-current						Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
91.081.000-6	Endesa Chile S.A.	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	652,199	1,957,446	2,609,645	2,611,991	2,614,490	2,617,151	2,619,984	12,287,815	22,751,431	581,073	1,742,183	2,323,256	2,320,387	2,317,331	2,314,078	2,310,611	13,024,032	22,286,439
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	1.98%	2,250,920	6,692,173	8,943,093	8,781,527	13,384,629	-	-	-	22,166,156	1,486,952	4,421,036	5,907,988	7,757,609	7,612,090	11,585,284	-	-	26,954,983
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	6.55%	-	-	-	-	-	-	-	-	-	132,465	-	132,465	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	6.31%	-	-	-	-	-	-	-	-	-	73,687	73,675	147,362	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	6.64%	-	-	-	-	-	-	-	-	-	18,076	18,098	36,174	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	6.50%	-	-	-	-	-	-	-	-	-	473,371	696,811	1,170,182	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Sol	6.58%	-	-	-	-	-	-	-	-	-	22,738	68,077	90,815	15,115	-	-	-	-	15,115
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Sol	6.13%	44,072	-	44,072	-	-	-	-	-	-	122,600	367,435	490,035	40,792	-	-	-	-	40,792
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Santander Peru	Peru	Sol	5.79%	16,329	-	16,329	-	-	-	-	-	-	52,441	122,340	174,781	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Crédito	Peru	Sol	5.65%	29,359	19,575	48,934	-	-	-	-	-	-	27,488	82,134	109,622	45,391	-	-	-	-	45,391
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Sol	5.29%	109,063	326,675	435,738	108,717	-	-	-	-	108,717	100,700	301,992	402,692	402,400	-	-	-	-	402,400
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	5.89%	-	-	-	-	-	-	-	-	-	-	-	-	24	-	-	-	-	24
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	5.95%	87,951	262,195	350,146	265,456	-	-	-	-	265,456	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	6.00%	81,506	243,250	324,756	321,384	-	-	-	-	321,384	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	5.99%	76,296	228,219	304,515	302,736	-	-	-	-	302,736	-	-	-	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Sol	5.98%	66,774	200,287	267,061	266,963	-	-	-	-	266,963	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Comafi	Argentina	Ar$	40.02%	-	-	-	-	-	-	-	-	-	56,904	76,709	133,613	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Comafi	Argentina	Ar$	37.78%	-	-	-	-	-	-	-	-	-	17,739	29,229	46,968	-	-	-	-	-	-
Foreign	EE Piura	Peru	Foreign	Banco de Crédito	Peru	US$	5.80%	2,333,168	6,862,462	9,195,630	8,830,188	8,464,746	8,099,305	7,733,863	17,273,508	50,401,610	1,778,978	5,337,073	7,116,051	7,116,432	7,116,837	7,117,264	7,117,715	25,785,333	54,253,581

			Total					5,747,637	16,792,282	22,539,919	21,488,962	24,463,865	10,716,456	10,353,847	29,561,323	96,584,453	4,945,212	13,336,792	18,282,004	17,698,150	17,046,258	21,016,626	9,428,326	38,809,365	103,998,725

d ) Other liabilities

Other liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	12-31-2014									12-31-2013
								Current			Non-current						Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
Foreign	Ampla Energía S.A.	Brazil	Foreign	Eletrobrás	Brazil	Real	6.51%	405,054	1,185,145	1,590,199	1,476,915	1,310,337	923,887	406,995	569,694	4,687,828	417,902	1,223,454	1,641,356	1,559,871	1,449,750	1,286,255	907,011	958,889	6,161,776
Foreign	Ampla Energía S.A.	Brazil	Foreign	BNDES	Brazil	Real	8.54%	8,176,081	23,832,151	32,008,232	30,151,983	28,295,732	22,101,795	16,454,992	16,008,608	113,013,110	5,428,006	21,946,195	27,374,201	31,430,759	29,602,799	27,774,835	21,691,157	31,860,390	142,359,940
Foreign	Cien S.A.	Brazil	Foreign	Bndes	Brazil	Real	7.46%	187,708	548,354	736,062	696,676	657,291	617,907	578,521	274,492	2,824,887	-	-	-	-	-	-	-	-	-
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Nordeste	Brazil	Real	7.82%	1,603,830	4,671,101	6,274,931	5,900,564	5,526,195	5,151,828	1,229,462	-	17,808,049	4,024,633	11,802,083	15,826,716	6,165,229	5,795,779	5,426,330	5,056,881	1,206,494	23,650,713
Foreign	Coelce S.A.	Brazil	Foreign	Eletrobras	Brazil	Real	6.19%	795,871	2,331,766	3,127,637	2,928,324	2,610,994	2,351,880	2,094,052	4,093,070	14,078,320	898,802	2,638,502	3,537,304	3,384,102	3,169,686	2,842,713	2,572,857	6,647,844	18,617,202
Foreign	Coelce S.A.	Brazil	Foreign	BNDES	Brazil	Real	7.28%	2,429,804	7,097,903	9,527,707	9,017,025	8,506,344	7,995,663	7,484,981	6,508,647	39,512,660	3,748,035	14,210,032	17,958,067	9,372,402	8,866,778	8,361,153	7,855,528	13,738,332	48,194,193
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Brazil	Brazil	US$	4.25%	17,726	53,177	70,903	70,902	70,902	70,902	70,902	1,993,373	2,276,981	16,315	83,473	99,788	62,262	62,261	62,262	62,261	1,791,238	2,040,284
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Brazil	Brazil	Real	14.96%	-	-	-	-	-	-	-	-	-	941,899	-	941,899	-	-	-	-	-	-
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Brazil	Brazil	Real	11.96%	1,963,184	5,889,552	7,852,736	24,836,144	22,872,959	20,909,775	18,946,591	-	87,565,469	-	-	-	-	-	-	-	-	-
Foreign	Coelce S.A.	Brazil	Foreign	Faelce	Brazil	Real	6.52%	-	-	-	-	-	-	-	-	-	1,482,648	1,470,262	2,952,910	-	-	-	-	-	-
Foreign	Dock Sud S.A.	Argentina	Foreign	YPF Internacional	Argentina	US$	5.27%	-	-	-	-	-	-	-	-	-	27,505,551	-	27,505,551	-	-	-	-	-	-
Foreign	Dock Sud S.A.	Argentina	Foreign	PAN American Energy	Argentina	US$	3.27%	-	-	-	-	-	-	-	-	-	41,263	3,656,181	3,697,444	-	-	-	-	-	-
Foreign	Dock Sud S.A.	Argentina	Foreign	Repsol International Finance	Argentina	US$	3.91%	-	-	-	-	-	-	-	-	-	11,400	2,065,397	2,076,797	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (deuda garantizada)	Argentina	US$	0.25%	9,523	1,850,404	1,859,927	671,565	670,617	669,670	808,784	23,886,776	26,707,412	72,176,231	-	72,176,231	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (deuda no garantizada)	Argentina	US$	0.25%	-	-	-	-	-	-	-	-	-	2,242,057	-	2,242,057	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Others	Argentina	Ar$	17.29%	1,097,278	1,294,252	2,391,530	-	-	-	-	-	-	922,114	2,556,048	3,478,162	1,528,787	-	-	-	-	1,528,787
Foreign	Hidroinvest S.A.	Argentina	Foreign	Others	Argentina	US$	2.33%	952	168,039	168,991	-	-	-	-	-	-	767	145,344	146,111	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Others	Argentina	Ar$	23.54%	127,042	381,125	508,167	7,769,157	1,945,985	-	-	-	9,715,142	48,246	144,738	192,984	784,122	343,815	-	-	-	1,127,937

			Total					16,814,053	49,302,969	66,117,022	83,519,255	72,467,356	60,793,307	48,075,280	53,334,660	318,189,858	119,905,869	61,941,709	181,847,578	54,287,534	49,290,868	45,753,548	38,145,695	56,203,187	243,680,832

APPENDIX 5 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of the Enersis financial statements.

The detail of assets and liabilities denominated in foreign currencies is the following:

ASSETS	Foreign Currency	Functional Currency	12-31-2014 ThCh$	12-31-2013 ThCh$
CURRENT ASSETS
Cash and cash equivalents			334,548,745	248,312,155
	U.S. dollar	Chilean peso	294,009,266	232,967,516
	U.S. dollar	Colombian peso	413,009	27,448
	U.S. dollar	Peruvian nuevo sol	28,750,530	12,983,279
	U.S. dollar	Argentine peso	1,058,646	2,333,912
	Argentine peso	U.S. dollar	4,206,734	-
	Chilean peso	U.S. dollar	6,110,560	-
Current accounts receivable from related companies			14,039,935	28,384,147
	U.S. dollar	Chilean peso	14,039,935	28,384,147
Total current assets other than assets classified as held for sale and discontinued operations			348,588,680	276,696,302

TOTAL CURRENT ASSETS			348,588,680	276,696,302
NON- CURRENT ASSETS
Investments accounted for using the equity method			61,063,049	172,322,119
	U.S. dollar	Chilean peso	27,794,762	138,667,415
	Colombian peso	Chilean peso	32,795,615	33,083,016
	Argentine peso	Chilean peso	472,672	571,688

Goodwill			439,500,128	395,020,857
	Brazilian real	Peruvian nuevo sol	8,527,161	8,287,322
	Brazilian real	Chilean peso	258,398,340	242,896,782
	Colombian peso	Chilean peso	11,045,730	11,786,530
	Peruvian nuevo sol	Chilean peso	135,136,616	125,059,831
	Argentine peso	Chilean peso	6,220,966	6,990,392
	U.S. dollar	Chilean peso	20,171,315	-

TOTAL NON-CURRENT ASSETS			500,563,177	567,342,976

TOTAL ASSETS			849,151,857	844,039,278

			12-31-2014									12-31-2013
			Current Liabilities			Non-current Liabilities						Current Liabilities			Non-current Liabilities
			90 days or less	91 days to 1 year	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current	90 days or less	91 days to 1 year	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current
	Foreign Currency	Functional Currency	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	Current	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
LIABILITIES
Other current financial liabilities	U.S. dollar		27,290,627	194,911,470	222,202,097	264,874,981	71,011,720	60,603,646	42,762,853	804,987,364	1,244,240,564	307,747,217	255,065,083	562,812,300	179,215,039	204,108,025	56,126,213	43,717,624	460,285,486	943,452,387
	U.S. dollar	Chilean peso	12,530,333	155,604,278	168,134,611	191,134,280	28,196,301	28,198,962	28,201,795	746,470,766	1,022,202,104	194,815,346	234,307,578	429,122,924	138,273,483	157,215,253	15,850,647	15,847,182	413,247,984	740,434,549
	U.S. dollar	Brazilian real	17,726	53,177	70,903	70,902	70,902	70,902	70,902	1,993,373	2,276,981	441,332	7,606,194	8,047,526	9,100,596	4,988,516	4,958,105	1,243,770	2,963,170	23,254,157
	U.S. dollar	Peruvian nuevo sol	11,923,154	25,181,231	37,104,385	71,958,836	42,073,900	31,664,112	13,681,372	32,636,449	192,014,669	6,970,851	7,926,216	14,897,067	30,199,588	41,904,256	35,317,461	26,626,672	44,074,332	178,122,309
	U.S. dollar	Argentine peso	2,819,414	14,072,784	16,892,198	1,710,963	670,617	669,670	808,784	23,886,776	27,746,810	105,519,688	5,225,095	110,744,783	1,641,372	-	-	-	-	1,641,372

TOTAL LIABILITIES			27,290,627	194,911,470	222,202,097	264,874,981	71,011,720	60,603,646	42,762,853	804,987,364	1,244,240,564	307,747,217	255,065,083	562,812,300	179,215,039	204,108,025	56,126,213	43,717,624	460,285,486	943,452,387

APPENDIX 6 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of the Enersis financial statements.

a ) Portfolio stratification

-	Trade and other receivables by time in arrears:

Trade and Other Current Receivables	Balance at
	12-31-2014
	Up-to-date Portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$

Trade receivables, gross	903,063,886	106,894,634	39,814,503	20,741,774	7,150,011	7,174,098	6,387,883	4,538,112	3,416,574	176,818,179	1,275,999,654	202,932,480
Impairment provision	(1,280,373)	(8,159,865)	(2,408,150)	(4,038,649)	(2,288,401)	(2,122,945)	(2,003,467)	(1,534,602)	(1,360,517)	(129,904,859)	(155,101,828)	-
Other accounts receivable, gross	568,028,235	-	-	-	-	-	-	-	-	-	568,028,235	88,709,195
Impairment provision	(7,239,158)	-	-	-	-	-	-	-	-	-	(7,239,158)	-

Total	1,462,572,590	98,734,769	37,406,353	16,703,125	4,861,610	5,051,153	4,384,416	3,003,510	2,056,057	46,913,320	1,681,686,903	291,641,675

Trade and Other Current Receivables	Balance at
	12-31-2013
	Up-to-date Portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$

Trade receivables, gross	688,559,771	84,451,304	32,613,952	7,862,372	6,501,113	25,830,569	5,393,470	3,855,957	2,669,480	144,514,712	1,002,252,700	181,381,483
Impairment provision	(825,148)	(14,350,566)	(3,978,738)	(2,686,557)	(2,841,657)	(2,050,077)	(2,205,947)	(1,805,495)	(1,276,773)	(115,125,053)	(147,146,011)	-
Other accounts receivable, gross	284,352,676	-	-	-	-	-	-	-	-	-	284,352,676	41,664,190
Impairment provision	(9,722,257)	-	-	-	-	-	-	-	-	-	(9,722,257)	-

Total	962,365,042	70,100,738	28,635,214	5,175,815	3,659,456	23,780,492	3,187,523	2,050,462	1,392,707	29,389,659	1,129,737,108	223,045,673

-	By type of portfolio:

Time in Arrears	Balance at						Balance at
	12-31-2014						12-31-2013
	Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio		Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio
	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$

Up-to-date	10,244,620	888,656,332	93,327	14,407,554	10,337,947	903,063,886	10,181,482	675,688,355	111,812	12,871,416	10,293,294	688,559,771
1 to 30 days	2,101,665	101,089,273	85,662	5,805,361	2,187,327	106,894,634	2,176,060	78,924,126	89,451	5,527,178	2,265,511	84,451,304
31 to 60 days	408,941	36,225,884	29,281	3,588,619	438,222	39,814,503	408,044	30,106,897	28,598	2,507,055	436,642	32,613,952
61 to 90 days	87,712	18,833,430	23,566	1,908,344	111,278	20,741,774	83,717	6,311,465	23,208	1,550,907	106,925	7,862,372
91 to 120 days	58,397	5,580,951	14,327	1,569,060	72,724	7,150,011	58,782	5,220,020	14,156	1,281,093	72,938	6,501,113
121 to 150 days	52,163	5,776,635	14,132	1,397,463	66,295	7,174,098	47,384	24,672,166	14,022	1,158,403	61,406	25,830,569
151 to 180 days	39,113	5,103,607	9,616	1,284,276	48,729	6,387,883	35,463	4,004,716	9,548	1,388,754	45,011	5,393,470
181 to 210 days	24,086	3,462,029	15,507	1,076,083	39,593	4,538,112	20,473	2,909,044	15,462	946,913	35,935	3,855,957
211 to 250 days	20,666	2,455,802	10,733	960,772	31,399	3,416,574	17,899	1,904,948	10,690	764,532	28,589	2,669,480
More than 251 days	408,132	148,793,724	18,770	28,024,455	426,902	176,818,179	451,967	117,675,353	19,388	26,839,359	471,355	144,514,712

Total	13,445,495	1,215,977,667	314,921	60,021,987	13,760,416	1,275,999,654	13,481,271	947,417,090	336,335	54,835,610	13,817,606	1,002,252,700

b ) Portfolio in default and in legal collection process

Portfolio in Default and in Legal Collection Process	Balance at		Balance at
	12-31-2014		12-31-2013
	Number of Clients	Amount ThCh$	Number of Clients	Amount ThCh$

Notes receivable in default	164,145	15,922,688	158,928	15,316,981
Notes receivable in legal collection process (*)	9,983	13,828,106	9,149	10,640,373

Total	174,128	29,750,794	168,077	25,957,354

(*) Legal collections are included in the portfolio in arrears.

c ) Provisions and write-offs

Provisions and Write-offs	Balance at
	12-31-2014	12-31-2013
	ThCh$	ThCh$

Provision for non-renegotiated portfolio	22,178,152	19,629,701
Provision for renegotiated portfolio	669,988	13,924,936
Write-offs during the period	19,013,041	(18,827,998)
Recoveries during the period	-	-

Total	41,861,181	14,726,639

d ) Number and value of operations

Number and Value of Operations	Balance at
	12-31-2014		12-31-2013
	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation
	ThCh$	ThCh$	ThCh$	ThCh$

Impairment provision and recoveries
Number of operations	1,889,698	1,889,698	1,850,913	2,005,485
Value of operations, in ThCh$	22,848,140	22,848,140	5,492,566	33,554,637

APPENDIX 6.1 COMPLEMENTARY INFORMATION ON TRADE RECEIVABLES

This appendix forms an integral part of the Enersis financial statements.

a)	Portfolio stratification

-	Trade receivables by time in arrears:

Trade Receivables	Balance at
	12-31-2014
	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current	Total Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade receivables, generation and transmission	372,017,282	14,185,584	2,368,035	826,795	259,556	101,591	386,044	69,185	140,611	58,775,408	449,130,091	180,858,354
-Large clients	293,311,567	6,649,258	2,333,183	563,008	228,410	77,466	265,238	65,525	136,823	3,653,609	307,284,087	-
-Institutional clients	48,353,634	-	-	-	-	-	-	-	-	-	48,353,634	172,090,003
-Others	30,352,081	7,536,326	34,852	263,787	31,146	24,125	120,806	3,660	3,788	55,121,799	93,492,370	8,768,351
Impairment provision	(388,459)	-	-	(169,056)	-	-	-	-	-	(56,435,060)	(56,992,575)	-

Non-invoiced services	211,809,086	-	-	-	-	-	-	-	-	-	211,809,086	1,045,832
Invoiced services	160,208,196	14,185,584	2,368,035	826,795	259,556	101,591	386,044	69,185	140,611	58,775,408	237,321,005	179,812,522

Trade receivables, distribution	531,046,604	92,709,050	37,446,468	19,914,979	6,890,455	7,072,507	6,001,839	4,468,927	3,275,963	118,042,771	826,869,563	22,074,126
-Mass-market clients	363,514,047	66,110,431	24,474,607	6,539,339	4,783,444	4,107,710	3,337,309	2,388,662	1,846,646	49,452,156	526,554,351	11,102,240
-Large clients	122,493,330	18,645,276	6,038,961	2,946,789	713,261	1,068,570	1,460,736	1,289,811	664,518	33,142,022	188,463,274	3,153,611
-Institutional clients	45,039,227	7,953,343	6,932,900	10,428,851	1,393,750	1,896,227	1,203,794	790,454	764,799	35,448,593	111,851,938	7,818,275
Impairment provision	(891,914)	(8,159,865)	(2,408,150)	(3,869,593)	(2,288,401)	(2,122,945)	(2,003,467)	(1,534,602)	(1,360,517)	(73,469,799)	(98,109,253)	-

Non-invoiced services	317,688,170	-	-	-	-	-	-	-	-	-	317,688,170	-
Invoiced services	217,794,795	92,709,050	37,446,468	19,914,979	6,890,455	7,072,507	6,001,839	4,468,927	3,275,963	118,042,771	513,617,754	22,074,126

Total Trade Receivables, Gross	903,063,886	106,894,634	39,814,503	20,741,774	7,150,011	7,174,098	6,387,883	4,538,112	3,416,574	176,818,179	1,275,999,654	202,932,480
Total Impairment Provision	(1,280,373)	(8,159,865)	(2,408,150)	(4,038,649)	(2,288,401)	(2,122,945)	(2,003,467)	(1,534,602)	(1,360,517)	(129,904,859)	(155,101,828)	-
Total Trade Receivables, Net	901,783,513	98,734,769	37,406,353	16,703,125	4,861,610	5,051,153	4,384,416	3,003,510	2,056,057	46,913,320	1,120,897,826	202,932,480
Since not all of our commercial databases in our Group’s different subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the subsidiaries to monitor and follow up on trade receivables is the following:

-	Mass-market clients
-	Large clients
-	Institutional clients

Trade Receivables	Balance at
	12-31-2013
	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current	Total Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade receivables, generation and transmission	256,065,253	5,292,261	195,439	265,303	76,876	21,235,768	11,658	17,575	4,983	56,759,576	339,924,692	160,840,485
-Large clients	184,562,721	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	209,932,616	-
-Institutional clients	43,079,880	-	-	-	-	-	-	-	-	-	43,079,880	153,021,560
-Others	28,422,652	4,541,016	37,526	196,281	6,483	9,672	10,608	17,457	4,138	53,666,363	86,912,196	7,818,925
Impairment provision	(317,421)	-	-	(189,965)	-	(55,494)	-	-	-	(54,451,658)	(55,014,538)	-

Non-invoiced services	161,283,323	-	-	-	-	-	-	-	-	-	161,283,323	1,510,879
Invoiced services	94,781,930	5,292,261	195,439	265,303	76,876	21,235,768	11,658	17,575	4,983	56,759,576	178,641,369	159,329,606

Trade receivables, distribution	432,494,518	79,159,043	32,418,513	7,597,069	6,424,237	4,594,801	5,381,812	3,838,382	2,664,497	87,755,136	662,328,008	20,540,998
-Mass-market clients	285,898,592	57,949,731	21,036,349	4,852,305	4,482,227	2,946,126	3,130,574	1,967,081	1,403,333	37,968,646	421,634,964	13,849,395
-Large clients	104,697,460	16,582,507	5,598,217	1,435,871	701,981	710,996	988,052	908,593	442,381	27,308,100	159,374,158	2,103,134
-Institutional clients	41,898,466	4,626,805	5,783,947	1,308,893	1,240,029	937,679	1,263,186	962,708	818,783	22,478,390	81,318,886	4,588,469
Impairment provision	(507,727)	(14,350,566)	(3,978,738)	(2,496,592)	(2,841,657)	(1,994,583)	(2,205,947)	(1,805,495)	(1,276,773)	(60,673,395)	(92,131,473)	-

Non-invoiced services	205,202,092	-	-	-	-	-	-	-	-	-	205,202,092	699,393
Invoiced services	227,292,426	79,159,043	32,418,513	7,597,069	6,424,237	4,594,801	5,381,812	3,838,382	2,664,497	87,755,136	457,125,916	19,841,605

Total Trade Receivables, Gross	688,559,771	84,451,304	32,613,952	7,862,372	6,501,113	25,830,569	5,393,470	3,855,957	2,669,480	144,514,712	1,002,252,700	181,381,483
Total Impairment Provision	(825,148)	(14,350,566)	(3,978,738)	(2,686,557)	(2,841,657)	(2,050,077)	(2,205,947)	(1,805,495)	(1,276,773)	(115,125,053)	(147,146,011)	-
Total Trade Receivables, Net	687,734,623	70,100,738	28,635,214	5,175,815	3,659,456	23,780,492	3,187,523	2,050,462	1,392,707	29,389,659	855,106,689	181,381,483

- By type of portfolio:

Type of Portfolio	Balance at
	12-31-2014
	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	363,410,191	14,146,157	2,333,183	782,547	228,410	77,466	265,238	65,525	136,823	58,343,089	439,788,629
-Large clients	293,422,775	6,649,258	2,333,183	563,008	228,410	77,466	265,238	65,525	136,823	3,653,609	307,395,295
-Institutional clients	48,353,634	-	-	-	-	-	-	-	-	-	48,353,634
-Others	21,633,782	7,496,899	-	219,539	-	-	-	-	-	54,689,480	84,039,700
Renegotiated portfolio	8,718,298	39,427	34,852	44,248	31,146	24,125	120,806	3,660	3,788	432,319	9,452,669
-Large clients	-	-	-	-	-	-	-	-	-	-	-
-Institutional clients	-	-	-	-	-	-	-	-	-	-	-
-Others	8,718,298	39,427	34,852	44,248	31,146	24,125	120,806	3,660	3,788	432,319	9,452,669
DISTRIBUTION
Non-renegotiated portfolio	525,246,141	86,943,116	33,892,701	18,050,883	5,352,541	5,699,169	4,838,369	3,396,504	2,318,979	90,450,635	776,189,038
-Mass-market clients	359,557,387	61,876,128	22,363,672	5,224,924	3,690,220	3,176,315	2,587,866	1,727,709	1,291,303	37,131,908	498,627,432
-Large clients	121,295,659	17,592,569	5,739,993	2,818,594	627,109	977,296	1,390,709	1,219,723	595,298	32,199,320	184,456,270
-Institutional clients	44,393,095	7,474,419	5,789,036	10,007,365	1,035,212	1,545,558	859,794	449,072	432,378	21,119,407	93,105,336
Renegotiated portfolio	5,689,256	5,765,934	3,553,767	1,864,096	1,537,914	1,373,338	1,163,470	1,072,423	956,984	27,592,136	50,569,318
-Mass-market clients	3,845,451	4,234,303	2,110,934	1,314,417	1,093,224	931,394	749,443	660,954	555,345	12,320,248	27,815,713
-Large clients	1,197,671	1,052,707	298,969	128,194	86,152	91,274	70,027	70,088	69,219	942,702	4,007,003
-Institutional clients	646,134	478,924	1,143,864	421,485	358,538	350,670	344,000	341,381	332,420	14,329,186	18,746,602

Total Portfolio, Gross	903,063,886	106,894,634	39,814,503	20,741,774	7,150,011	7,174,098	6,387,883	4,538,112	3,416,574	176,818,179	1,275,999,654

Type of Portfolio	Balance at
	12-31-2013
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	249,737,185	5,280,033	157,913	258,987	70,393	21,226,096	1,050	118	845	56,319,709	333,052,329
-Large clients	184,562,721	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	209,932,616
-Institutional clients	43,079,880	-	-	-	-	-	-	-	-	-	43,079,880
-Others	22,094,584	4,528,788	-	189,965	-	-	-	-	-	53,226,496	80,039,833
Renegotiated portfolio	6,328,067	12,228	37,526	6,315	6,483	9,672	10,608	17,457	4,138	439,867	6,872,361
-Large clients	-	-	-	-	-	-	-	-	-	-	-
-Institutional clients	-	-	-	-	-	-	-	-	-	-	-
-Others	6,328,067	12,228	37,526	6,315	6,483	9,672	10,608	17,457	4,138	439,867	6,872,361
DISTRIBUTION
Non-renegotiated portfolio	425,951,170	73,644,093	29,948,984	6,052,478	5,149,627	3,446,070	4,003,666	2,908,926	1,904,103	61,355,644	614,364,761
-Mass-market clients	311,636,104	53,508,995	19,066,515	3,774,662	3,565,936	2,138,523	2,465,002	1,390,128	893,718	25,718,451	424,158,034
-Large clients	72,852,582	16,020,452	5,476,620	1,282,142	585,550	596,036	916,028	801,919	393,396	26,640,353	125,565,078
-Institutional clients	41,462,484	4,114,646	5,405,849	995,674	998,141	711,511	622,636	716,879	616,989	8,996,840	64,641,649
Renegotiated portfolio	6,543,349	5,514,950	2,469,529	1,544,592	1,274,610	1,148,731	1,378,146	929,456	760,394	26,399,492	47,963,249
-Mass-market clients	5,776,933	4,440,736	1,969,835	1,077,643	916,293	807,604	665,572	576,953	509,615	12,250,195	28,991,379
-Large clients	330,434	562,054	121,596	153,729	116,431	114,959	72,024	106,674	48,985	667,747	2,294,633
-Institutional clients	435,982	512,160	378,098	313,220	241,886	226,168	640,550	245,829	201,794	13,481,550	16,677,237

Total Portfolio, Gross	688,559,771	84,451,304	32,613,952	7,862,372	6,501,113	25,830,569	5,393,470	3,855,957	2,669,480	144,514,712	1,002,252,700

APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY

This appendix forms an integral part of the Enersis financial statements.

Country	COLOMBIA		PERU				ARGENTINA				BRAZIL		CHILE				TOTAL
	12.31.2014	12.31.2013	12.31.2014		12.31.2013		12.31.2014		12.31.2013		12.31.2014	31.12.13	12.31.2014		12.31.2013		12.31.2014		12.31.2013
BALANCE	Energy and Tolls	Energy and Tolls	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Energy and Tolls	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity
Current accounts receivable from related companies	341,882	954,995	-	-	-	-	-	-	-	-	-	-	287,822	33,766	-	-	629,704	33,766	954,995	-
Trade and other current receivables	87,752,705	84,404,133	33,292,452	4,920,460	26,629,808	5,339,016	35,563,152	2,247,911	48,755,112	3,817,585	90,300,184	77,516,936	250,102,288	10,403,137	136,281,723	7,535,000	497,010,780	17,571,508	373,587,711	16,691,601
Total Estimated Assets	88,094,587	85,359,128	33,292,452	4,920,460	26,629,808	5,339,016	35,563,152	2,247,911	48,755,112	3,817,585	90,300,184	77,516,936	250,390,110	10,436,903	136,281,723	7,535,000	497,640,484	17,605,274	374,542,706	16,691,601
Current accounts payable to related companies	52,558	30,540	-	-	-	-	-	-	-	-	-	-	1,618,986	-	-	-	1,671,544	-	30,540	-
Trade and other current payables	34,554,825	26,984,192	17,797,573	5,876,893	12,632,714	4,456,427	14,539,649	6,529	16,840,117	110,013	94,328,804	62,564,114	92,863,118	9,251,403	102,236,168	7,243,576	254,083,969	15,134,825	221,257,304	11,810,017
Total Estimated Liabilities	34,607,384	27,014,731	17,797,573	5,876,893	12,632,714	4,456,427	14,539,649	6,529	16,840,117	110,013	94,328,804	62,564,114	94,482,104	9,251,403	102,236,168	7,243,576	255,755,513	15,134,825	221,287,844	11,810,017
Energy Sales	98,576,666	83,210,699	32,952,994	4,870,288	26,785,207	5,209,834	35,026,530	2,405,065	54,694,446	4,283,230	95,662,603	79,956,964	241,947,482	10,436,903	136,281,723	7,535,000	504,166,276	17,712,256	380,929,039	17,028,064
Energy Purchases	35,521,113	26,846,102	17,619,843	5,817,077	12,433,292	4,242,434	14,273,820	7,326	18,894,180	123,432	99,930,460	64,533,467	84,266,057	9,251,403	102,236,168	7,243,576	251,611,293	15,075,805	224,943,209	11,609,443

APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS

This appendix forms an integral part of the Enersis financial statements.

Suppliers with Payments Up-to-Date	Balance at				Balance at
	12-31-2014				12-31-2013
	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Up to 30 days	17,186,972	157,069,570	635,121,059	809,377,601	-	486,237,522	-	486,237,522
From 31 to 60 days	-	10,354,996	2,848,853	13,203,849	-	17,113,218	-	17,113,218
From 61 to 90 days	-	-	376,364	376,364	-	147,869	-	147,869
From 91 to 120 days	-	-	376,364	376,364	-	-	-	-
From 121 to 365 days	-	-	3,010,909	3,010,909	-	-	-	-
More than 365 days	-	-	2,516,362	2,516,362	-	-	-	-

Total	17,186,972	167,424,566	644,249,911	828,861,449	-	503,498,609	-	503,498,609

Suppliers with Payments Overdue	Balance at				Balance at
	12-31-2014				12-31-2013
	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Up to 30 days	-	-	-	-	-	-	-	-
From 31 to 60 days	-	-	-	-	-	-	-	-
From 61 to 90 days	-	-	-	-	-	-	-	-
From 91 to 120 days	-	-	-	-	-	-	-	-
From 121 to 180 days	-	-	-	-	-	-	-	-
More than 180 days	-	1,137,018	-	1,137,018	-	-	-	-

Total	-	1,137,018	-	1,137,018	-	-	-	-

SCHEDULE I

Rule 5-04 of the Securities and Exchange Commission requires presentation of condensed financial statements of the registrant (parent company) when restricted net asset, defined as assets not to be transferred to the parent company in the form of loans, advance or cash dividends of the subsidiary without the consent of a third party, exceed 25% of the consolidated net assets of the parent and its subsidiaries.

Following are the Enersis separate statements of financial position as of December 31, 2014 and 2013 and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, have been prepared in accordance with International Financial Reporting Standards.

ENERSIS S.A.

Separate Statement of Financial Position

At December 31, 2014 and 2013

(In thousands of Chilean pesos - ThCh$)

ASSETS	12-31-2014	12-31-2013
	ThCh$	ThCh$

CURRENT ASSETS
Cash and cash equivalents	930,971,831	826,858,451
Other current financial assets	3,649,074	516,347,780
Other current non-financial assets	407,496	789,321
Trade and other current receivables	2,635,056	2,766,326
Current accounts receivable from related companies	243,603,655	376,887,010
Inventories	3,264,242	4,835,163
Current tax assets	44,240,696	17,871,871
Total current assets other than assets or groups of asset for disposal classified as held for sale or as held for distribution to owners	1,228,772,050	1,746,355,922

TOTAL CURRENT ASSETS	1,228,772,050	1,746,355,922

NON-CURRENT ASSETS
Other non-current financial assets	26,340,396	34,867,362
Investments in subsidiaries and associates companies	3,930,354,646	3,531,731,285
Intangible assets other than goodwill	2,808,943	2,523,750
Property, plant and equipment, net	5,100,608	5,532,446
Deferred tax assets	22,847,961	45,694,767

TOTAL NON-CURRENT ASSETS	3,987,452,554	3,620,349,610

TOTAL ASSETS	5,216,224,604	5,366,705,532

ENERSIS S.A.

Separate Statement of Financial Position

At December 31, 2014 and 2013

(In thousands of Chilean pesos - ThCh$)

LIABILITIES AND EQUITY	12-31-2014	12-31-2013
	ThCh$	ThCh$

CURRENT LIABILITIES
Other current financial liabilities	4,384,155	319,822,107
Trade and other current payables	98,380,876	89,375,522
Current accounts payable to related companies	159,196,370	124,190,739
Other current provisions	622,909	603,332
Current tax liabilities		46,010,216
Other current non-financial liabilities	7,481,577	7,230,814
Total current liabilities other than those associated with groups of assets for disposal classified as held for sale	270,065,887	587,232,730

TOTAL CURRENT LIABILITIES	270,065,887	587,232,730

NON-CURRENT LIABILITIES
Other non-current financial liabilities	264,296,100	254,771,986
Deferred tax liabilities	-	-
Non-current provisions for employee benefits	11,274,696	7,271,017

TOTAL NON-CURRENT LIABILITIES	275,570,796	262,043,003

TOTAL LIABILITIES	545,636,683	849,275,733

EQUITY
Issued capital	5,804,447,985	5,669,280,724
Retained earnings	761,674,315	608,708,425
Share premium	-	158,759,648
Other reserves	(1,895,534,379)	(1,919,318,998)

TOTAL EQUITY	4,670,587,921	4,517,429,799

TOTAL LIABILITIES AND EQUITY	5,216,224,604	5,366,705,532

ENERSIS S.A.

Separate Statement of Comprehensive Income

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Chilean pesos - ThCh$)

	January - December
STATEMENT OF COMPREHENSIVE INCOME	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Dividends from a subsidiaries and Associates	502,662,958	281,225,678	290,475,777
Other operating income	20,225,447	14,395,351	14,867,439
Revenues and other operating income	522,888,405	295,621,029	305,343,216

Raw materials and consumable used	(16,821,464)	(16,174,205)	(15,745,496)
Contribution Margin	506,066,941	279,446,824	289,597,720
Employee benefits expense	(26,984,542)	(22,688,433)	(19,546,232)
Depreciation and amortization expense	(1,003,159)	(1,154,090)	(1,019,576)
Impairment loss recognized in the year’s profit or loss	-	-	-
Other expenses	(15,216,900)	(11,566,388)	(13,861,870)
Operating Income	462,862,340	244,037,913	255,170,042

Profit (loss) on derecognition of available-for-sale financial assets	-	-	(5,850)
Financial costs	33,851,585	27,989,111	(19,504,727)
Foreign currency exchange differences	7,035,872	2,112,807	(5,722,112)
Profit (loss) for indexed assets and liabilities	(13,079,758)	(11,034,510)	(12,954,832)
Income from continuing operations, before taxes	490,670,039	263,105,321	216,982,521
Income tax expense, continuing operations	(21,569,224)	(54,650,461)	19,690,401
NET INCOME	469,100,815	208,454,860	236,672,922

Components of other comprehensive income, before taxes
Gains (losses) on cash flow hedge	13,888	849,555	13,036,981
Actuarial gain (loss) on defined benefit plans	(2,198,039)	(794,600)	(772,170)
Total components of other comprehensive income, before taxes	(2,184,151)	54,955	12,264,811

Income tax related to components of other comprehensive income
Income tax related to cash flow hedge	178,345	(169,910)	(2,054,542)
Income tax related to defined benefit plans	813,304	158,920	201,645
Total income tax	991,649	(10,990)	(1,852,897)

Total Other Comprehensive Income	(1,192,502)	43,965	10,411,914
TOTAL COMPREHENSIVE INCOME	467,908,313	208,498,825	247,084,836

ENERSIS S.A.

Separate Statement of Changes in Equity

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Chilean pesos - ThCh$)

			Changes in other reserves
Statement of Changes in Equity, Net	Issued capital	Share Premium	Reserve of cash flow hedge	Reserve of actuarial gains or losses on defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Total Equity
Equity at beginning of period 01/01/2014	5,669,280,724	158,759,648	(3,633,550)	-	(1,915,685,448)	(1,919,318,998)	608,708,425	4,517,429,799
Changes in equity
Comprehensive income			192,233	(1,384,735)		(1,192,502)	469,100,815	467,908,313
Net income							469,100,815	469,100,815
Other comprehensive income			192,233	(1,384,735)		(1,192,502)		(1,192,502)
Comprehensive Income
Dividends							(314,750,191)	(314,750,191)
Increase (decrease) through transfers and other changes	135,167,261	(158,759,648)		1,384,735	23,592,387	24,977,122	(1,384,735)	-
Total changes in equity	135,167,261	(158,759,648)	192,233	-	23,592,387	23,784,620	152,965,889	153,158,122
Equity at end of year 12/31/2014	5,804,447,985	-	(3,441,317)	-	(1,892,093,061)	(1,895,534,378)	761,674,314	4,670,587,921

			Changes in other reserves
Statement of Changes in Equity, Net	Issued capital	Share Premium	Reserve of cash flow hedge	Reserve of actuarial gains or losses on defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Total Equity
Equity at beginning of period 01/01/2013	2,824,882,835	158,759,648	(4,313,195)		(1,298,244,698)	(1,302,557,893)	534,511,448	2,215,596,038
Changes in equity
Comprehensive income			679,645	(635,680)		43,965	208,454,860	208,498,825
Net income							208,454,860	208,454,860
Other comprehensive income			679,645	(635,680)		43,965		43,965
Comprehensive Income
Dividends							(273,024,349)	(273,024,349)
Increase (decrease) through transfers and other changes	2,844,397,889			635,680	(617,440,750)	(616,805,070)	138,766,466	2,366,359,285
Total changes in equity	2,844,397,889		679,645	-	(617,440,750)	(616,761,105)	74,196,977	2,301,833,761
Equity at end of year 12/31/2013	5,669,280,724	158,759,648	(3,633,550)	-	(1,915,685,448)	(1,919,318,998)	608,708,425	4,517,429,799

			Changes in other reserves
Statement of Changes in Equity, Net	Issued capital	Share Premium	Reserve of cash flow hedge	Reserve of actuarial gains or losses on defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Total Equity
Equity at beginning of period 01/01/2012	2,824,882,835	158,759,648	(15,427,433)	-	(1,298,112,899)	(1,313,540,332)	486,707,243	2,156,809,394
Changes in equity	-	-	-	-	-	-	-	-
Comprehensive income	-	-	10,982,439	(570,525)	-	10,411,914	236,672,922	247,084,836
Net income	-	-	-	-	-	-	236,672,922	236,672,922
Other comprehensive income	-	-	10,982,439	(570,525)	-	10,411,914	-	10,411,914
Comprehensive Income	-	-	-	-	-		-	-
Dividends	-	-	-	-	-		(188,298,192)	(188,298,192)
Increase (decrease) through transfers and other changes	-	-	131,799	570,525	(131,799)	570,525	(570,525)	-
Total changes in equity	-	-	11,114,238	-	(131,799)	10,982,439	47,804,205	58,786,644
Equity at end of year 12/31/2012	2,824,882,835	158,759,648	(4,313,195)	-	(1,298,244,698)	(1,302,557,893)	534,511,448	2,215,596,038

ENERSIS S.A.

Separate Statement of Cash Flows

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Chilean pesos - ThCh$)

	2014	2013	2012
Statement of Direct Cash Flow	ThCh$	ThCh$	ThCh$

Cash flows from (used in) operating activities

Types of collections from operating activities
Collections from the sale of goods and services	22,191,306	16,351,766	15,480,170
Collections from royalties, payments, commissions, and other income from ordinary activities	24,144,874	27,414,839	20,845,453
Other collections from operating activities	243,174	29,273	575,444
Types of payments
Payments to suppliers for goods and services	(25,762,805)	(19,217,955)	(19,805,947)
Payments to and on behalf of employees	(24,183,499)	(20,103,997)	(16,660,790)
Other payments for operating activities	(11,526,608)	(8,598,358)	(8,861,433)
Income tax reimbursed (paid)	(53,530,020)	(7,976,110)	(2,931,311)
Other inflows (outflows) of cash	(2,069,513)	(3,649,202)	(7,033,011)
Net cash flows from (used in) operating activities	(70,493,091)	(15,749,744)	(18,391,425)

Cash flows from (used in) investing activities
Cash flows used to obtain control of subsidiaries or other businesses	(396,123,702)	-	-
Proceeds from the sale of Other Financial Assets	-	-	-
Other cash flows provided by (used in) investing activities	674,873,083	700,458,990	209,113,029
Dividends received from subsidiaries	434,664,548	322,783,054	287,779,731
Other collections from the sale of equity or debt instruments belonging to other entities	712,933,109	687,433,298	-
Other payments to acquire equity or debt instruments from other entities	(204,405,476)	(1,195,960,930)	-
Purchase of property, plant and equipment	(1,190,513)	(1,090,529)	(1,266,889)
Collections from future, forward, option and swap contracts	4,841,537	2,229,376	552,032
Payments from future, forward, option and swap contracts	(6,505,968)	(4,370,840)	(247,698)
Loans to related companies	(512,860,777)	(795,881,487)	(375,042,775)
Interest received	53,532,792	53,358,478	18,136,817
Other investment disbursements	13,878,223	(3,733,546)	(7,849,414)
Net cash flows from (used in) investing activities	773,636,856	(234,774,136)	131,174,833

Cash flows from (used in) financing activities
Proceeds from share issuance	-	1,096,356,706	-
Proceeds from loans obtained	-	-	608,503
Proceeds from loans from related companies	47,478,399	38,654,300	108,382,598
Repayments of borrowings	(187,481,850)	(2,551,767)	(2,381,601)
Payments from loans to related companies	(3,442,258)	(35,350,048)	(118,364,087)
Dividend paid to shareholders	(332,284,035)	(187,969,872)	(186,207,746)
Interest paid	(19,527,496)	(23,807,987)	(25,089,047)
Other inflows (outflows) of cash	(120,596,053)	(11,960,381)	(12,217,090)
Net cash flows from (used in) financing activities	(615,853,293)	873,370,951	(235,268,470)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	87,290,472	622,847,071	(122,485,062)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	16,822,908	661,305	(2,874,163)
Net increase (decrease) in cash and cash equivalents	104,113,380	623,508,376	(125,359,225)
Cash and cash equivalents at beginning of year	826,858,451	203,350,075	328,709,300
Cash and cash equivalents at end of year	930,971,831	826,858,451	203,350,075

Additional information:

1. Basis of Presentation

Enersis S.A. (“the Parent”) is a holding company that conducts substantially all of its business operations through its subsidiaries. It is important to consider that for purposes of preparing separate financial statements under International Financial Reporting Standards, the Parent records its investments in subsidiaries and associates at its cost. Dividends received from a subsidiary and associate are recognized in profit or loss in the Parent’s separate financial statements when its right to receive such dividend is established. The information described below should be read in conjunction with the consolidated financial statements of Enersis S.A. The basis of presentation and accounting principles used in the preparation of these separate financial statements are described in notes 2 and 3 of the consolidated financial statements except for notes 2.4, 2.4.1, 2.4.2, 2.4.3, 2.5, 2.6 and 3.c which relates to the consolidation process.

2. Restricted Net Assets

Certain assets of the Parent’s subsidiaries totaling approximately ThCh$ 1,964,963,326 constitute restricted net assets, as there are contractual, legal or regulatory limitations on transferring such assets outside of the countries where the respective assets are located, or because they constitute undistributed earnings of affiliates of the Parent recorded under the equity method of accounting. As of December 31, 2014 all of the restricted net assets of the Parent’s subsidiaries currently exceed 25% of the consolidated net assets of the Parent and its subsidiaries, thus requiring this Schedule I, “Condensed Financial Information of the Registrant.”