Form 20-F/A
period 2015-12-31
ENERSIS AMERICAS S.A.
filed 2016-09-06
CIK 912505

UNITED STATES

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
Javier Galán, phone: (56-2) 2353-4510, jg@enersis.cl, Santa Rosa 76, Piso 15, Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares representing Common Stock	New York Stock Exchange
Common Stock, no par value*	New York Stock Exchange
US$ 249,734,000 7.40% Notes due December 1, 2016	New York Stock Exchange
US$ 858,000 6.60% Notes due December 1, 2026	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report Shares of Common Stock:                                              49,092,772,762

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE

Enersis Américas S.A. (“Enersis Américas” or the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2015, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2016 (the “Original Form 20-F”) to amend the following items of the Original Form 20-F: (1) Item 4. Information on the Company, to clarify which generation and transmission companies were consolidated by the Company as of December 31, 2015, (2) Item 5. Operating and Financial Review and Prospects, to discuss the reasons for fluctuations in the effective tax rates related to each country in which the Company operates and to quantify the impact of each country on the Company’s overall effective tax rate and to add disclosure regarding financing risks in Brazil, (3) Item 18. Financial Statements, to revise the audit report of KPMG Auditores Consultores Ltda. as well as to revise, among other things, the disclosure in the notes to the financial statements regarding impairment of non-financial assets, cash and cash equivalents, trade and other receivables, and sanctions, and to delete Appendix 4, renumber former Appendices 5, 6, 7.2 and 8, and update and renumber former Appendices 7 and 7.1, and (4) Item 19. Exhibits, to update the exhibit index. In addition, the Company has also generally updated the Original Form 20-F to revise references to the “generation business” to refer to the “generation and transmission business”.

This Form 20-F/A sets forth the Original Form 20-F in its entirety and reflects the additions and changes described above. Except for the amendments described above, the updated certifications of the Company’s Chief Executive Officer and Chief Financial Officer and the consents of the independent registered public accounting firms, this Amendment No. 1 does not modify or update other disclosures in or exhibits to the Original Form 20-F, which as amended by this Amendment No. 1, speaks as of May 2, 2016 and is not intended to reflect events that may have occurred subsequent to the initial filing date of the Original Form 20-F.

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

Because our generation and transmission business depends heavily on hydrological conditions, droughts and climate change may adversely affect our operations and profitability.

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

The currencies of South American countries in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars. Although a substantial portion of our operating cash flows is linked to U.S. dollars (primarily coming from the generation and transmission business), we generally have been and will continue to be materially exposed to currency fluctuations of our local currencies against the U.S. dollar because of time lags and other limitations to peg our tariffs to the U.S. dollar.

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

The values of our generation and transmission business subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities and other factors.

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

Capital Expenditures 2015, 2014 and 2013

In the generation and transmission business, our capital expenditures in the last three years were related principally to the 400 MW El Quimbo project in Colombia. El Quimbo was completed and began commercial operations in November 2015. Additionally, in December 2014, the Salaco plant optimization was completed, adding a total of 145 MW to the Colombian system.

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

We are a publicly held limited liability stock corporation with consolidated operations in Argentina, Brazil, Colombia, and Peru. Our core businesses are electricity generation and transmission and electricity distribution.

The table below presents our revenues by business segment.

	Year ended December 31,
	2015	2014	2013	Change 2015 vs. 2014
	(in millions of Ch$)			(in %)
Generation and Transmission Business
Costanera (Argentina)	100,857	75,194	94,888	34.1
El Chocón (Argentina)	40,005	30,174	36,687	32.6
Cachoeira Dourada (Brazil)	91,563	158,965	117,445	(42.4)
Fortaleza (Brazil)	159,052	210,793	168,871	(24.5)
CIEN (Brazil)	58,667	70,800	67,689	(17.1)
Emgesa (Colombia)	778,756	753,373	639,503	3.4
Edegel (Peru)	382,453	353,795	283,806	8.1
Cemsa (Argentina)	2,270	1,281	1,591	77.2
Dock Sud (Argentina)	69,963	61,606	41,186	13.6
EEPSA (Peru)	58,093	50,849	33,752	14.2
Otros	(6,917)	(3,961)	(4,074)	74.6

Total	1,734,762	1,762,869	1,481,344	(1.6)

Distribution Business
Edesur (Argentina)	607,345	371,412	528,653	63.5
Edelnor (Peru)	562,046	478,695	413,911	17.4
Ampla (Brazil)	1,026,680	1,092,282	945,131	(6.0)
Coelce (Brazil)	810,184	876,944	688,981	(7.6)
Codensa (Colombia)	884,468	982,771	852,780	(10.0)
Otros		5		(100.0)

Total	3,890,723	3,802,109	3,429,456	2.3

Less: Consolidation adjustments and non-core activities	(324,045)	(358,608)	(382,652)	(9.6)

Total	5,301,440	5,206,370	4,528,148	1.8

For further information related to operating revenues and total income by business segment, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 35.2 of the Notes to our consolidated financial statements.

Electricity Generation and Transmission Business

Electricity Generation

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

Electricity Transmission

CIEN

Our electricity transmission operations are conducted through CIEN, a wholly-owned subsidiary of Enel Brasil, in which we hold an 84.4% economic interest. CIEN consolidates CTM and TESA, which operate the Argentine side of the interconnection line between Argentina and Brazil. In 2015, CIEN represented 1.0% of our operating revenues and 2.4% of our operating income. Since April 2011, CIEN has been recognized by the local authority as a “regulatory asset” and as part of the Brazilian grid, and therefore, it is entitled to receive fixed payments called Permitted Annual Compensation (RAP).

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

On March 26, 2013, the Argentine Secretary of Energy published Resolution No. 95/2013 that set out a regulated remuneration scheme for power generation activity beginning retroactively from February 2013. The main features of the Resolution are as follows:

•	It applies to generators, co-generators and self-generators, except for power plants entered into operation after 2005, nuclear generation and cross-border hydro generation.

•	CAMMESA, the market operator, became the single buyer/seller for the fuel needed for plant operations. This implies that market agents are not allowed to trade fuels.

•	Free bilateral trading is suspended: large customers will have to buy electricity directly from CAMMESA (no change of supply for residential customers, who are still served by distribution companies).

•	Generators began to receive a regulated remuneration, which should cover fixed and variable costs plus additional remuneration.

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

The increases in the payments to generators due to Resolution No. 482/2015, as compared to Resolution No 529/2014 are summarized as follows:

•	28% increase in the fixed cost recognition for combined cycle gas turbines, CCGTs and hydroelectric plants.

•	23.5% and 23% increase in the variable cost recognition for CCGTs and hydroelectric plants.

•	25% and 10% increase in the additional remuneration in CCGTs hydroelectric plants, respectively.

•	18% increase in the non-recurring maintenance remuneration in hydroelectric plants, which before with Resolution No. 529/2014 did not receive this payment.

•	Create a charge intended to finance new investment projects during 2015-2018, called 2015-2018 FONINVEMEM charge (Cargo Foninvemem 2015-2018).

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

The introduction of Resolution No. 95/2013 suppressed the market for energy transactions among generators, large customers and traders. This resolution defines a regulated remuneration scheme for each type of technology used in power generation (see — Argentina — Industry Overview” and “— Regulatory Developments: the Industry After the Public Emergency Law”).

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

In November 2011, ANEEL approved a new methodology for the third cycle of periodic tariff revisions, effective from 2011 to 2014. The main changes were:

•	The values defined in the previous cycle, are adjusted by the variation in the number of customers, consumption and networks, discounting the productivity gains achieved by the distributors based on national electricity benchmarking;

•	A new methodology to estimate the distribution of productivity gains and to maintain the economic and financial balance over the tariff cycle was adopted; and

•	A new incentive mechanism for improving the quality of service was introduced.

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

Law 1,221/2015 enacted on September 24, 2015, will be applied during 2016, and once implemented, the main modifications are:

•	In the distribution tariffs, the VAD and the internal rate of return calculations will be defined for each distribution company with over 50,000 customers.

•	The MINEM will define a responsibility technical area (“ZRT” in its Spanish acronym) for each distributor, given its operation areas. The investments in the ZRT, which can be carried out either by a distributor or by a third party, should be approved by the distributor. Investment and audited costs (with a cap) will be recognized through the VAD.

•	The VAD will include a technology innovation charge and/or a distribution energy efficiency component. The VAD will also be adjusted to encourage improvements of service quality.

•	Distributors will be obligated to guarantee their regulated demand for 24 months.

•	Distributors will be required to execute the urban electrification investments or repay the contribution, if the investment is carried out for a third party, when the rate of occupancy is over 40%.

•	Generation and transmission concessions originating in bidding processes are restricted to a 30-year term. In the case of hydroelectric generation concessions, a favorable report for the watershed, as issued by MINEM, will be required.

•	Set conditions to NCRE sources and co-generation that enable them to inject surplus energy to the distribution system without affecting operating security.

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
Electricity Generation and Transmission
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

Cemsa (Argentina)*

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

Edegel (Peru)*

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

The following table identifies the power plants that we own, at the end of each year, by country and their basic characteristics:

			Installed Capacity As of December 31,
Country/Company	Power Plant Name	Power Plant Type	2015	2014	2013
			(in MW)
Argentina
Costanera(1)
	Costanera Steam Turbine	Steam Turbine/Natural Gas+Fuel Oil	1,131	1,131	1,131
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	851	851	851
	Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	322	322	322

	Total		2,304	2,304	2,304
El Chocón
	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Pass-through	128	128	128

	Total		1,328	1,328	1,328
Dock Sud
	Dock Sud CC	Combined Cycle/Natural Gas+Diesel Oil	798	798	798
	Dock Sud TG	Gas Turbine/Natural Gas+Diesel Oil	72	72	72

	Total		870	870	870

Total capacity in Argentina			4,502	4,502	4,502

Brazil
Cachoeira Dourada	Cachoeira Dourada	Pass-through	665	665	665
Fortaleza	Fortaleza	Combined Cycle/Gas	322	322	322

Total capacity in Brazil			987	987	987

			Installed Capacity As of December 31,
Country/Company	Power Plant Name	Power Plant Type	2015	2014	2013
			(in MW)
Colombia
Emgesa
	Guavio	Reservoir	1,213	1,213	1,213
	Paraíso	Reservoir	276	276	276
	La Guaca	Pass-through	325	325	325
	Termozipa	Steam Turbine/Coal	236	236	236
	Cartagena	Steam Turbine/Natural Gas	208	208	208
	Minor plants(2)	Pass-through	57	57	77
	Betania	Reservoir	541	541	541
	Dario Valencia(3)	Pass-through	150	150	50
	Salto II(4)	Pass-through	35	35	—
	Laguneta(5)	Pass-through	18	18	—
	Quimbo(6)	Reservoir	400	—	—

Total capacity in Colombia			3,459	3,059	2,926

Peru
Edegel
	Huinco(7)	Pass-through	268	247	247
	Matucana(8)	Pass-through	137	137	133
	Callahuanca(7)	Pass-through	84	80	80
	Moyopampa(7)	Pass-through	69	66	66
	Huampani	Pass-through	30	30	30
	Santa Rosa(7)(9)(10)	Gas Turbine/Diesel Oil	419	413	305
	Ventanilla(7)	Combined Cycle/Natural Gas	484	485	485

	Total		1,491	1,458	1,346
Chinango
	Yanango	Pass-through	43	43	43
	Chimay(7)	Pass-through	152	151	151

	Total		195	194	194
EEPSA	Malacas(11)(12)	Gas Turbine/Natural Gas+Diesel Oil	298	297	302

	Total		298	297	302

Total capacity in Peru			1,984	1,949	1,842

Consolidated capacity			10,932	10,497	10,257

(1)	Values for 2013, 2014 and 2015 were modified and correspond to values reported to CAMMESA (Argentina TSO).
(2)	Minor plants have an aggregate capacity of 57 MW. As of December 31, 2015 and 2014, Emgesa owned and operated three minor plants: Charquito (19.5 MW), El Limonar (18 MW) and Tequendama (19.5 MW). In March 2014, the San Antonio (19.5 MW) plant was decommissioned.
(3)	In November 2013, the Dario Valencia power plant began commercial operations with 50 MW of installed capacity. During 2014 unit 1 (January) and unit 5 (April) also began commercial operations, adding 100 MW of capacity. This power plant is part of the Salaco Hydroelectric project, together with the El Limonar, El Salto II and Laguneta power plants.

(4)	In June 2014, the El Salto II (35 MW) power plant began commercial operations.
(5)	In December 2014, the Laguneta (18 MW) power plant began commercial operations.
(6)	In November 2015, El Quimbo (400 MW) power plant began commercial operations.
(7)	The variation in the installed capacity of this power plant in 2015 was the result of tests performed by COES.
(8)	The Matucana power plant increased its installed capacity by 4 MW in June 2013 and by 4 MW in July 2014 as a result of tests performed by COES.
(9)	The variation in the installed capacity of this power plant in 2014 was the result of tests performed by COES.
(10)	In October 2013, unit TG 7 (121 MW) of the Santa Rosa power plant was decommissioned and in December 2014 it began commercial operations again.
(11)	As a result of the 2013 capital increase, we began consolidating EEPSA as of April 2013. In August 2014, unit TG 1 (11.7 MW) of the Malacas power plant was decommissioned.
(12)	Includes the installed capacity (193 MW) of the Reserva Fría de Talara power plant.

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

Distribution Network — Medium and Low Voltage Lines(1)

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

Generation and Transmission Business

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

While we directly own less than 21.6% of the equity interests and 25.1% of the voting rights of Emgesa as of the date of this Report, Emgesa is regarded as our subsidiary because of Endesa Américas’ control over Emgesa. Endesa Américas directly owns 26.9% of the equity interest and 31.3% of the voting rights of Emgesa (through the ownership of shares with voting rights). Although Endesa Chile directly owns less than 50% of the equity interest and the voting rights of Emgesa, Endesa Américas is deemed to exercise control over Emgesa as a result of the transfer of 25.1% of the voting rights to Endesa Américas by us and pursuant to a shareholders’ agreement with Empresa de Energía de Bogotá S.A (which owns 51.5% of the equity interest in Emgesa) signed on August 27, 1997. The transfer of the voting rights originated with a prior owner of the 21.6% equity interest and has been continued with each subsequent owner (currently Enersis Américas). The shareholders’s agreement along with the voting rights transferred to Endesa Américas, gives it the right to appoint a majority of Emgesa’s Board members and, therefore Endesa Américas consolidates Emgesa in its consolidated financial statements.

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

a.	Generation and Transmission Business

Our electricity generation and transmission business is conducted in Argentina through Costanera, El Chocón and Dock Sud, in Brazil through Cachoeira Dourada, Fortaleza and CIEN in Colombia through Emgesa, and in Peru through Edegel and EEPSA. A substantial part of our generation capacity depends on the hydrological conditions prevailing in the countries in which we operate. Our installed capacity as of December 31, 2015, 2014 and 2013 was 10,932 MW, 10,497 MW and 10,257 MW, respectively. In those years, our hydroelectric installed capacity represented 53.0%, 51.1% and 50.9% of our total installed capacity, respectively. See “Item 4. Information on the Company – D. Property, Plant and Equipment.”

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

The following table sets forth the effect recognized as “Foreign currency translation gains (losses)” in our consolidated statements of comprehensive income for translating the financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the Chilean peso:

	Foreign currency translation gains (losses)
	2015 ThCh$	2014 ThCh$	2013 ThCh$
Argentina	(77,204,771)	(3,627,084)	(3,190,880)
Colombia	(160,522,082)	(120,301,154)	285,100
Brasil	(428,619,742)	38,871,966	(74,547,700)
Peru	23,681,916	67,649,223	716,176
Chile	(1,872,994)	21,777,698	13,410

Total	(644,537,673)	4,370,648	(76,723,893)

The financial statements of foreign companies with functional currencies other than the Chilean peso are translated as follows: (i) for assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used; (ii) for items in the comprehensive income statement, the average exchange rate for the period is used; and (iii) equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of origination.

The following table sets forth the closing and average local currencies per Chilean peso exchange rates for the years indicated:

	Local Currency Chilean Peso (Ch$) Exchange Rates
	2015		2014		2013
	Average	Year End	Average	Year End	Average	Year End
Argentina (Argentine pesos per Ch$)	0.01412	0.01824	0.01423	0.01394	0.01105	0.01240
Brazil (Brazilian reais per Ch$)	0.00509	0.00558	0.00412	0.00437	0.00436	0.00449
Colombia (Colombian pesos per Ch$)	4.19673	4.47257	3.50421	3.92279	3.77226	3.67624
Peru (Peruvian soles per Ch$)	0.00486	0.00480	0.00498	0.00493	0.00546	0.00532
Sources: Central banks of each country.

Calculation of the appreciation or devaluation of foreign currencies against the Chilean peso for one period with respect to the previous one is made by determining the percentage change between the reciprocals of the average values of Chilean pesos per any given foreign currency. It is a measure of the percent change in two periods in the amount of foreign currency needed to exchange for one Chilean peso. A positive percent change means that the foreign currency appreciated with respect to the Chilean peso. A negative percent change means that the foreign currency devaluated with respect to the Chilean peso.

The following table shows the appreciation or devaluation of 2015 versus 2014 and 2014 versus 2013 for the closing and average local currencies per Chilean peso:

	Appreciation/(Devaluation) per Chilean Peso (Ch$)
	2015/2014		2014/2013
	Average	Year End	Average	Year End
Argentine pesos	0.8%	-23.6%	-22.3%	-11.0%
Brazilian reais	-19.1%	-21.7%	5.7%	2.9%
Colombian pesos	-16.5%	-12.3%	7.6%	-6.3%
Peruvian soles	2.4%	2.7%	9.6%	8.1%

In the analysis of results of operations included below, when the impacts of the appreciation or devaluation are significant, they are disclosed and explained below.

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

The following table sets forth the consolidated operating costs in Chilean pesos and, as a percentage of total consolidated operating costs from continuing operations, for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015		2014
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	1,885,916	46.6	1,824,003	47.8
Fuel consumption	258,114	6.4	205,534	5.4
Transportation costs	245,813	6.1	265,185	6.9
Other raw materials and combustibles	387,358	9.6	336,947	8.8
Other expenses(1)	488,529	12.0	463,729	12.2
Employee benefit expense and other(1)	420,597	10.4	333,898	8.7
Depreciation, amortization and impairment losses(1)	360,354	8.9	389,073	10.2

Total Operating Cost from Continuing Operations	4,046,681	100.0	3,818,369	100.0

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

Income Taxes

Total income tax expenses increased by 22.9% in 2015 or Ch$ 97.7 billion as compared to 2014, mostly due to higher tax expenses as a result of higher taxable income as compared to the previous year of Ch$ 53.1 billion in El Chocón, Ch$ 21.1 billion in Coelce, Ch$ 11.9 billion in DockSud, Ch$ 8.0 billion in Edelnor and Ch$ 4.3 billion in Edesur.

The effective tax rate was 40.9% in 2015 and 36.2% in 2014, mainly as result of: (i) higher taxes due to the devaluation of the Chilean peso in terms of the U.S. dollar considering that a significant portion of the balance of our foreign investments is denominated in U.S. dollars for tax purposes, which was the currency used to pay for the acquisition of those investments. The tax currency of Enersis Américas S.A. is also the Chilean peso, as further explained below.

In 2015, the Chilean peso depreciated against the U.S. dollar, thereby increasing the tax bases of our foreign investments and increasing the current income tax expense in 2015 as compared to 2014. The tax legislation in Chile states that the tax accounts of companies owning foreign investments in a currency other than the Chilean peso are price-level restated for tax purposes according to the changes in the foreign currency exchange rate at the date of the financial statements. Variations in that regard also generate changes in the tax bases of those investments, and have income tax consequences when calculating the current income tax (currently reported as exchange gains/losses as for tax return purposes). The related tax effect is recognized as “Current tax provision/ benefit”. While the effect of the price-level restatement also impacts the tax basis of the investment, thus impacting its outside basis difference, the Company was unable to recognize the corresponding effects to deferred tax assets/ liabilities, since the conditions for such recognition under IAS 12 were not met at the balance sheet date. Therefore, this concept corresponds to a permanent difference that is reflected in the income tax statutory-to-effective rate reconciliation presented in Note 34 of our consolidated financial statements under the line item “Price level restatement for tax purposes (investments in subsidiaries, associates and joint ventures and equity)”.

The following table sets forth the tax effect of rates applied in other countries that creates a difference between the domestic tax rates in Chile and tax rates (22.5% for 2015 and 21% for 2014) enacted in each foreign jurisdiction:

	Tax Rates (%)		Tax effect of rates applied in other countries
	2015	2014	2015 ThCh$	2014 ThCh$
Argentina	35.00%	35.00%	(35,876,093)	7,239,770
Brazil	34.00%	34.00%	(26,523,564)	(41,357,762)
Colombia	39.00%	34.00%	(89,366,919)	(84,883,915)
Peru	28.00%	30.00%	(13,049,116)	(21,030,440)

			(164,815,693)	(140,032,347)

The reconciling tax effect in Argentina increased during 2015, compared to 2014 due to higher taxable income in the subsidiaries El Chocón and Edesur, mainly as a result of an increase in taxable income obtained from new resolutions issued by the market regulator. The effective tax rate was 27.67% in 2015 and (48.9)% in 2014, mainly explained by (i) an increase in revenues in our subsidiary Edesur related to the application of Resolution No. 32/2015 which resulted in net income for financial purposes and a reduction in the tax loss carryforwards; and (ii) an increase in results from operations in our subsidiary DockSud as compared to the net loss recognized in 2014.

The reconciling tax effect in Brazil produced by the operations decreased in 2015, compared to the prior year, due to lower taxable income in our Brazilian subsidiaries as a consequence of decreased revenues due to lower local electricity demand. The effective tax rate was 31.98% in 2015 and 26.21% in 2014, as a result of a lower tax benefit (SUDENE) recognized in 2015 as compared to 2014 in our subsidiary Coelce. The SUDENE is a tax benefit granted to entities that obtain approval for the implementation of new projects or for expansion or diversification of existing projects, which are key for the development of the Northeast of Brazil, and corresponds to a 75% reduction in the corporate income tax expense and is calculated on profit from operations. This tax benefit produces a decrease in the effective tax rate when compared with the statutory tax rate.

With regards to Colombia, the reconciling tax effect increased slightly in 2015, as compared to 2014, due to an increase in the local enacted tax rate that occurred in 2015 to 30.00%. The effective tax rates for Colombia were 38.00% in 2015 and 31.92% in 2014, due to lower tax benefits obtained as a result of lower capital expenditures incurred by our subsidiary Emgesa in the construction of the El Quimbo power plant in 2015 as compared to 2014. This tax benefit is granted to encourage investments in revenue-producing assets, and applies 30% of the invested amount as a deduction in calculated taxable income. This tax benefit is considered a permanent difference that result in an effective tax rate lower than the statutory tax rate, since the depreciable tax basis of the asset is its gross amount.

The reconciling tax effect in Peru decreased in 2015, as compared to prior year, due to a decrease in the local enacted tax rate in 2015. The effective tax rate was 29.89% in 2015 and 13.93% in 2014. The lower effective tax rate in 2014 is related to the tax reform implemented in Peru which effected a progressive reduction in the tax rates. The effect of changes in tax rates was recognized in 2014 as a decrease in the effective tax rate for the year. Such non-recurrent tax effect did not occur in 2015.

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

Generation and Transmission Business: Revenues

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

The following table sets forth our operating costs in Chilean pesos, and as a percentage of our consolidated operating costs from discontinued operations for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015		2014
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	860,203	45.9	788,421	47.3
Fuel consumption	327,503	17.5	305,480	18.3
Transportation costs	182,453	9.7	151,949	9.1
Depreciation, amortization and impairment losses(1)	150,147	8.0	141,623	8.5
Other fixed costs(1)	125,849	6.7	110,321	6.7
Employee benefit expense and others(1)	115,551	6.2	104,836	6.3
Other variable procurement and services	111,826	6.0	63,553	3.8

Total operating costs from discontinued operations	1,873,532	100.0	1,666,182	100.0

(1)	Corresponds to selling and administration expenses.

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

Generation and Transmission Business: Operating Costs

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

The following table shows the breakdown of our consolidated operating costs in Chilean pesos and, as a percentage of total consolidated operating costs, for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014		2013
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	1,824,003	47.8	1,252,147	39.4
Fuel consumption	205,534	5.4	174,504	5.5
Transportation expense	265,185	6.9	216,859	6.8
Other raw materials and combustibles	336,947	8.8	446,758	14.1
Other expenses(1)	463,729	12.2	405,748	12.8
Employee benefit expense and other(1)	333,898	8.7	298,434	9.4
Depreciation, amortization and impairment losses(1)	389,073	10.2	382,631	12.0

Total Operating Cost from Continuing Operations	3,818,369	100.0	3,177,080	100.0

(1)	Corresponds to selling and administration expenses

The following table sets forth our operating costs (excluding selling and administrative expenses) from continuing operations by business segment and company for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in%)
Generation and Transmission Business
Costanera (Argentina)	6,777	24,318	(17,541)	(72.1)
El Chocón (Argentina)	8,427	12,161	(3,734)	(30.7)
Dock Sud (Argentina)	34,976	23,933	11,043	46.1
Cemsa (Argentina)	203	—	203	n.a.
Cachoeira Dourada (Brazil)	72,988	23,087	49,901	216.1
Fortaleza (Brazil)	158,318	106,806	51,512	48.2
CIEN (Brazil)	3,343	12,362	(9,019)	(73.0)
Emgesa (Colombia)	220,303	204,500	15,803	7.7
Edegel (Peru)	133,735	95,079	38,656	40.7
EEPSA (Peru)	20,916	19,030	1,886	9.9
Other	(6,298)	(6,465)	(167)	(2.6)

Total	653,688	514,811	138,877	27.0

Distribution Business
Edesur (Argentina)	161,995	169,802	(7,807)	(4.6)
Ampla (Brazil)	707,301	574,463	132,838	23.1
Coelce (Brazil)	606,422	485,731	120,691	24.8
Codensa (Colombia)	547,594	464,476	83,119	17.9
Edelnor (Peru)	315,116	266,450	48,665	18.3

Total	2,338,428	1,960,922	377,506	19.3
Less: consolidation adjustments and non-core activities	(360,447)	(385,466)	25,019	(6.5)

Total	2,631,669	2,090,267	541,402	25.9

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

Income Taxes

Income tax expenses decreased by Ch$ 16.5 billion, mainly due to the net deferred tax liabilities position for the Peruvian companies for Ch$ 24.8 billion, since following the application of Law 30,296, there will applied gradual prospective reductions in the tax rate from 2015; thus, there was recorded the corresponding adjustment to reflect the change in the forthcoming applicable tax rates. This was partially compensated by a Ch$ 6.9 billion increase in the income tax expense in Codensa due to higher net taxable income.

The effective tax rate was 36.2% in 2014 and 35.8% in 2013, mainly as result of higher taxes generated due to the devaluation of the Chilean peso in terms of the U.S. dollar that have impacted the U.S dollar denominated balance for tax purposes of our foreign investments (i.e., tax base of the foreign investments), considering that the tax currency of Enersis Américas is the Chilean peso. In 2014, the Chilean peso depreciated against the U.S. dollar, thereby increasing the tax bases of our foreign investments and increasing the current income tax expense for 2014 as compared to 2013.

The following table sets forth the tax effect of rates applied in other countries that creates a difference between the domestic tax rates in Chile (21% for 2014 and 20% for 2013) and tax rates enacted in each foreign jurisdiction:

	Tax Rates (%)		Tax effect of rates applied in other countries
	2014	2013	2014 ThCh$	2013 ThCh$
Argentina	35.00%	35.00%	7,239,770	(9,490,495)
Brazil	34.00%	34.00%	(41,357,762)	(60,577,638)
Colombia	34.00%	34.00%	(84,883,915)	(77,854,660)
Peru	30.00%	30.00%	(21,030,440)	(18,679,952)
Spain	30.00%	30.00%	—	(6,553,041)

			(140,032,347)	(173,155,786)

The reconciling tax effect in Argentina decreased during 2014, compared to 2013 due to a decrease in the taxable income of our subsidiary Edesur, as a result of increased costs recognized due to new resolutions issued by the market regulator. The effective tax rate was (48.97)% in 2014 and 29.45% in 2013, mainly explained by the recognition in 2014 of foreign currency exchange losses in DockSud which resulted in a financial net loss for financial reporting purposes, however, since such foreign exchange losses were non-deductible for tax purposes, it resulted in an additional taxable income, therefore resulting in a negative effective tax rate as compared to 2013.

The reconciling tax effect in Brazil produced by the operations decreased in 2014, compared to 2013, due to lower taxable income in our Brazilian subsidiaries as a consequence of decreased revenues due to lower local electricity demand. The effective tax rate was 26.21% in 2014 and 22.78% in 2013, as a result of having obtained a lower tax benefit (SUDENE), which provides a 75% reduction in the corporate income tax expenses, recognized in 2014 as compared to 2013 in our subsidiary Coelce.

With regards to Colombia, the reconciling tax effect increased in 2014, as compared to 2013, due to higher taxable income in the subsidiary Codensa, as a result of an increase in its revenues. The effective tax rate was 31.92% in 2014 and 32.69% in 2013, due to a higher tax benefit obtained from capital expenditures incurred from our subsidiary Emgesa in the construction of the El Quimbo power plant in 2014 as compared to 2013.

The reconciling tax effect in Peru increased in 2014, as compared to 2013, due to higher taxable income in the subsidiaries Edelnor and Edegel, as a result of an increase in its revenues. The effective tax rate was 13.93% in 2014 and 17.43% in 2013, which is mainly explained by the impact of the effective tax rate in 2014 in relation to the tax reform implemented in Peru, which effected a progressive reduction in the tax rates. The effect of the prospective changes in local future applicable tax rates was recognized in 2014, thus, decreasing the effective tax rate.

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

Generation and Transmission Business: Revenues

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

The following table sets forth our operating costs in Chilean pesos and as a percentage of total operating costs for the years ended December 31, 2014 and 2013:

	Years ended December 31,
	2014		2013
	(in million of Ch$)	(in %)	(in million of Ch$)	(in %)
Energy purchases	788,421	47.3	568,437	42.2
Fuel purchases	305,480	18.3	211,612	15.7
Transportation costs	151,949	9.1	182,821	13.6
Depreciation, amortization and impairment losses(1)	141,623	8.5	127,720	9.5
Other fixed costs(1)	110,321	6.7	114,351	8.5
Employee benefit expense and others(1)	104,836	6.3	105,283	7.8
Other variable cost	63,553	3.8	36,004	2.7

Total operating costs from discontinued operations	1,666,182	100.0	1,346,228	100.0

(1)	Corresponds to selling and administration expenses.

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

Generation and Transmission Business: Operating Costs

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

Selling and administrative expenses from discontinued operations increased by Ch$ 9.4 billion, or 2.7%, in 2014 compared to 2013, mainly due to higher charges for depreciation and an impairment of Ch$ 21.2 billion in the generation and transmission business, which includes Ch$ 12.6 billion of impairment losses with respect to the Punta Alcalde project. On January 29, 2015, Endesa Chile halted development of the power plant and the related transmission project in light of the changes requested by a Chilean court, which may require major modifications to make the project economically and technologically more sustainable. This was offset by Ch$7.2 billion lower depreciation and impairment losses in Chilectra Chile.

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

Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Aggregate Principal Amount
				Issued	Outstanding
			( %)	(in billions of CP$)	(in billions of CP$)	(in billions of Ch$)(1)
Emgesa	10 years	January 2021	10.17	737	737	166

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2015, which was CP$ 4.435 per Ch$ 1.00

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

Other than in Brazil, we do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. Brazil is currently affected by a severe recession that has limited access to bank loans and the ability to issue new debt in the capital markets, not only for electrical utilities, but also for companies in most of the other industries operating in the country. As a result, market conditions have deteriorated and interest rates have risen due to increased market risk, making the cost of funding operations more expensive in Brazil.

Notwithstanding these market conditions, our subsidiaries in Brazil benefit from being part of the Enel Group, which provides them access to most of the leading banks in the world, facilitating access to resources outside Brazil. For example, in March 2016, Ampla entered into a US$ 75 million loan with the Banco Santander Chile (with Enersis Américas guaranteeing the bank loan), demonstrating that the Chilean parent company is considered a solvent and reliable guarantor, and also highlighting the support of the Enel Group in providing stability to our operations in Latin America. However, if market conditions in Brazil continue to deteriorate or lenders are unwilling to accept an Enersis Américas guarantee as credit support, then the cost of financing would sensibly increase both in the short and long term at unprecedented high costs, and in the worst case scenario the companies wouldn’t be able to raise financing under economical conditions.

Other than with respect to Brazil, for the most part we expect to be able to refinance our indebtedness as it becomes due, fund our purchase obligations with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings. If any of the companies in the Enersis Américas group defaults on the repayment of their debt, it may trigger cross default clauses that could accelerate a relevant portion of our credit facilities within each country. However, it is important to highlight that cross-default risk is isolated to companies in the group within each of the individual countries in which Enersis Américas has operations.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information.

Our subsidiaries are engaged in the generation, transmission and distribution of electricity in Argentina, Brazil, Colombia and Peru. Our businesses are subject to a wide range of conditions that may result in significant variability in our earnings and cash flows from year to year.

Our net income is principally the result of operating income from our generation and transmission business, and our distribution business, and non-operating income including primarily income arising from related companies accounted for under the equity method and foreign currency exchange rate effects.

Our generation and transmission operating income consolidates the results of operations in the four countries (Argentina, Brazil, Colombia and Peru) where we operate and is impacted by the combined effect of several factors, including our contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and electricity prices prevailing in the spot market, among others. The combined effect of many, and sometimes all, of these factors impacts our operating income, which can be more or less favorable from year to year. For example, for the year ended December 31, 2015, our operating income decreased by 10.7 % as compared to the same period in 2014 because of a better combination of these factors, as described in further detail in “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 2. Analysis of results of operations for the Years Ended December 31, 2015 and 2014.”

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

For more detail on how each of these factors impacts the net income of our electricity generation and transmission business, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

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

Although having operations in the four countries allows us to somewhat offset and counterbalance variations with respect to the main factors that can affect our operating results, we cannot claim that our portfolio of assets is fully hedged. Furthermore, there can be no assurance that past performance will be indicative of future performance with respect to our business. Any significant change with respect to hydrological conditions, fuel or electricity prices, among other factors, could affect our operating income in the generation and transmission business. More broadly, any significant change with respect to economic or population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income.

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

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2015:

	Number of shares of common stock traded	Percentage
Market
United States (One ADS = 50 shares of common stock)(1)	9,538,445,850	62.5%
Chile(2)	5,719,729,239	37.5%
Spain(3)	4,320,783	0.0%

Total	15,262,495,872	100%

(1)	Includes the New York Stock Exchange and over-the-counter trading.
(2)	Includes Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.
(3)	Latibex (Listed on Latibex until December 4, 2015)

For further information see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price Information.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the Issue.

Not applicable.

Item10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

Commodity Price Risk

In our electricity generation and transmission business, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. As of December 31, 2015 and 2014, we did not hold contracts classified as derivative financial instruments or financial instruments related to natural gas.

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

Service Fees	Fees
(1) Issuance of ADS upon deposit of shares	Up to US$ 5.00 per 100 ADS (or fraction thereof) issued

(2) Delivery of deposited securities against surrender of ADS	Up to US$ 5.00 per 100 ADS (or fraction thereof) surrendered

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$ 5.00 per 100 ADS (or fraction thereof) held

(4) Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$ 5.00 per 100 ADS (or fraction thereof) held

(5) Distribution of securities other than ADS or rights to purchase additional ADS (i.e., spin — off of shares)	Up to US$ 5.00 per 100 ADS (or fraction thereof) held

(6) Depositary services	Up to US$ 5.00 per 100 ADS (or fraction thereof) held on the applicable record date(s) established by the Depositary

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2015. The assessment was based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013

framework”). Based on the assessment, our management has concluded that as of December 31, 2015, our internal control over financial reporting was effective.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

ENERSIS S.A. and Subsidiaries

Index to the Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Item 19.	Exhibits

Documents filed as exhibits to this Amendment No. 1 to our Annual Report:

Exhibit	Description

1.1*	By-laws (Estatutos) of Enersis Américas S.A., as amended.

8.1*	List of Principal Subsidiaries as of December 31, 2015.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

Exhibit	Description

13.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada (“EY Ltda.”), member firm of Ernst & Young Global Ltd., an independent registered public accounting firm.

15.2	Consent of KPMG Auditores Consultores Ltda., an independent registered public accounting firm.

*	Previously filed.

We will furnish to the Securities and Exchange Commission, upon request, copies of any not filed instruments that define the rights of stakeholders of Enersis Américas.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

ENERSIS AMÉRICAS S.A.

By:	/s/ Javier Galán A.
Name:	Javier Galán A.
Title:	Chief Financial Officer

Date: September 6, 2016

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited the accompanying consolidated statements of financial position of Endesa-Chile and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Emgesa S.A. E.S.P. and its subsidiaries and Endesa Argentina S.A. and its subsidiaries, which statements collectively reflect total assets constituting 33.52 percent and 34.13 percent of the Company’s consolidated total assets as of December 31, 2015 and 2014, respectively, and ThCh$ 321,253,877, ThCh$ 345,341,681 and ThCh$ 220,964,452 of the Company’s consolidated profit from discontinued operations for the years ended December 31, 2015, 2014 and 2013, respectively. In addition, we did not audit the financial statements of Enel Brasil S.A. (a 38.64 percent owner investee company). The Company’s investment in Enel Brasil S.A. as of December 31, 2015 and 2014 was ThCh$ 444,182,602 and ThCh$ 538,876,929, respectively, and its equity in earnings was ThCh$36,473,505, ThCh$62,181,301 and ThCh$94,402,624 for the years ended December 31, 2015, 2014 and 2013, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

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
KPMG Auditores Consultores Ltda.
Santiago, Chile
April 29, 2016

ENERSIS AMÉRICAS S.A. (FORMER ENERSIS S.A.) AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(In thousands of Chilean pesos)

ASSETS	Note	12-31-2015 ThCh$	12-31-2014 ThCh$
CURRENT ASSETS
Cash and cash equivalents	8	1,185,163,344	1,704,745,491
Other current financial assets	9	68,262,446	99,455,403
Other current non-financial assets		101,989,057	175,098,112
Trade and other current receivables	10	1,088,131,567	1,681,686,903
Current accounts receivable from related parties	11	3,566,930	18,441,340
Inventories	12	95,057,897	133,520,154
Current tax assets	13	47,454,588	110,572,522

Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners		2,589,625,829	3,923,519,925

Non-current assets or disposal groups held for sale or for distribution to owners	5	5,323,935,881	7,978,963

TOTAL CURRENT ASSETS		7,913,561,710	3,931,498,888

NON-CURRENT ASSETS
Other non-current financial assets	9	489,528,204	530,821,520
Other non-current non-financial assets		77,562,708	77,806,180
Trade and other non-current receivables	10	398,695,864	291,641,675
Non-current accounts receivable from related parties	11	355,485	486,605
Investments accounted for using the equity method	14	30,960,445	73,633,610
Intangible assets other than goodwill	15	981,399,272	1,168,212,056
Goodwill	16	444,199,047	1,410,853,627
Property, plant and equipment	17	5,003,566,633	8,234,215,719
Investment property	18	—	8,514,562
Deferred tax assets	19	109,325,023	193,637,874

TOTAL NON-CURRENT ASSETS		7,535,592,681	11,989,823,428

TOTAL ASSETS		15,449,154,391	15,921,322,316

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS AMÉRICAS S.A. (FORMER ENERSIS S.A.) AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(In thousands of Chilean pesos)

LIABILITIES AND EQUITY	Note	12-31-2015 ThCh$	12-31-2014 ThCh$
CURRENT LIABILITIES
Other current financial liabilities	20	687,873,508	421,805,679
Trade and other current payables	23	1,452,824,207	2,288,876,950
Current accounts payable to related parties	11	109,897,508	143,680,622
Other current provisions	24	127,299,176	90,222,684
Current tax liabilities	13	142,607,960	115,472,313
Other current non-financial liabilities		39,226,339	129,275,589

Total current liabilities other than those associated with groups of assets for disposal classified as held for sale		2,559,728,698	3,189,333,837

Liabilities associated with disposal groups held for sale or for distribution to owners	5	1,945,652,102	5,488,147

TOTAL CURRENT LIABILITIES		4,505,380,800	3,194,821,984

NON-CURRENT LIABILITIES
Other non-current financial liabilities	20	1,847,296,592	3,289,097,528
Trade and other non-current payables	23	283,544,254	159,385,521
Other long-term provisions	24	183,848,284	197,243,841
Deferred tax liabilities	19	231,904,615	478,361,484
Non-current provisions for employee benefits	25	187,270,474	269,930,412
Other non-current non-financial liabilities		20,100,992	53,262,800

TOTAL NON-CURRENT LIABILITIES		2,753,965,211	4,447,281,586

TOTAL LIABILITIES		7,259,346,011	7,642,103,570

EQUITY
Issued capital	26.1	5,804,447,986	5,804,447,986
Retained earnings		3,380,661,523	3,051,734,445
Other reserves	26.5	(3,158,960,224)	(2,654,206,384)
Equity attributable to shareholders of Enersis Américas		6,026,149,285	6,201,976,047
Non-controlling interests	26.6	2,163,659,095	2,077,242,699

TOTAL EQUITY		8,189,808,380	8,279,218,746

TOTAL LIABILITIES AND EQUITY		15,449,154,391	15,921,322,316

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS AMÉRICAS S.A. (FORMER ENERSIS S.A.) AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

STATEMENTS OF PROFIT (LOSS)	Note	2015 ThCh$	2014 (As adjusted)(*) ThCh$	2013 (As adjusted)(*) ThCh$
Revenues	27	4,667,645,310	4,806,455,737	3,978,995,352
Other operating income	27	633,794,268	399,914,051	549,152,517

Revenues and Other Operating Income		5,301,439,578	5,206,369,788	4,528,147,869

Raw materials and consumables used	28	(2,777,201,512)	(2,631,669,436)	(2,090,267,302)

Contribution Margin		(2,524,238,066)	(2,574,700,352)	(2,437,880,567)

Other work performed by the entity and capitalized		67,101,269	55,770,418	47,134,470
Employee benefits expenses	29	(487,698,147)	(389,668,473)	(345,568,196)
Depreciation and amortization expense	30	(320,542,197)	(350,742,750)	(315,966,141)
Impairment loss recognized in the period’s profit or loss	30	(39,811,756)	(38,329,942)	(66,664,976)
Other expenses	31	(488,528,749)	(463,729,264)	(405,747,911)

Operating Income		1,254,758,486	1,388,000,341	1,351,067,813

Other gains (losses)	32	(6,566,225)	876,554	4,642,268
Financial income	33	294,770,272	251,121,762	246,615,814
Financial costs	33	(385,455,340)	(432,314,329)	(325,972,302)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	14	3,332,971	2,560,023	979,875
Foreign currency exchange differences	33	128,238,047	(18,493,594)	(28,534,786)
Profit (losses) from indexed assets and liabilities	33	(9,266,040)	(13,630,068)	(11,007,801)

Income from continuing operations, before taxes		1,279,812,171	1,178,120,689	1,237,790,881
Income tax expenses, continuing operations	34	(523,663,212)	(425,957,462)	(442,455,343)
INCOME AFTER TAX FROM CONTINUING OPERATIONS		756,148,959	752,163,227	795,335,538
Income after tax from discontinued operations	5.1	388,320,526	215,331,981	318,065,208
NET INCOME		1,144,469,485	967,495,208	1,113,400,746

Net income attributable to:
Shareholders of Enersis Américas		661,586,917	571,873,342	658,514,150
Non-controlling interests	26.6	482,882,568	395,621,866	454,886,596

NET INCOME		1,144,469,485	967,495,208	1,113,400,746

Basic earnings per share
Basic earnings per share from continuing operations	Ch$/Share	8.35	8.34	9.49
Basic earnings per share from discontinued operations	Ch$/Share	5.13	3.31	5.08
Basic earnings per share	Ch$/Share	13.48	11.65	14.56
Weighted average number of shares of common stock	Thousands	49,092,772.76	49,092,772.76	45,218,860.05

Diluted earnings per share
Diluted earnings per share from continuing operations	Ch$/Share	8.35	8.34	9.49
Diluted earnings per share from discontinued operations	Ch$/Share	5.13	3.31	5.08
Diluted earnings per share	Ch$/Share	13.48	11.65	14.56
Weighted average number of shares of common stock	Thousands	49,092,772.76	49,092,772.76	45,218,860.05

(*)	Prior period amounts were adjusted to conform with current period classification of discontinued operations. See Note 5.1.II.iii

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS AMÉRICAS S.A. (FORMER ENERSIS S.A.) AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

STATEMENTS OF COMPREHENSIVE INCOME	Note	2015 ThCh$	2014 (As adjusted)(*) ThCh$	2013 (As adjusted)(*) ThCh$
Net Income		1,144,469,485	967,495,208	1,113,400,746

Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Gain (loss) from defined benefit plans	25.2b	(19,027,368)	(36,681,734)	6,351,518

Other comprehensive income that will not be reclassified subsequently to profit or loss		(19,027,368)	(36,681,734)	6,351,518

Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes
Foreign currency translation gains (losses)		(644,537,672)	4,370,648	(76,723,893)
Gains (losses) from available-for-sale financial assets		(442,864)	1,849	(2,273)
Share of other comprehensive income from associates and joint ventures accounted for using the equity method	14.1	(552,420)	13,476,871	8,367,223
Gains (losses) from cash flow hedge		(155,456,845)	(138,993,868)	(76,144,260)
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		17,215,453	(6,898,502)	55,283

Other comprehensive income that will be reclassified subsequently to profit or loss		(783,774,348)	(128,043,002)	(144,447,920)

Components of other comprehensive income, before taxes		(802,801,716)	(164,724,736)	(138,096,402)

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		6,018,363	12,694,514	(2,603,231)

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		6,018,363	12,694,514	(2,603,231)

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		36,399,000	35,887,996	12,332,516
Income tax related to available-for-sale financial assets		(291)	(1,462)	455

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		36,398,709	35,886,534	12,332,971

Total Other Comprehensive Income		(760,384,644)	(116,143,688)	(128,366,662)

TOTAL COMPREHENSIVE INCOME		384,084,841	851,351,520	985,034,084

Comprehensive income attributable to:
Shareholders of Enersis Américas		145,175,235	524,282,247	577,348,684
Non-controlling interests		238,909,606	327,069,273	407,685,400

TOTAL COMPREHENSIVE INCOME		384,084,841	851,351,520	985,034,084

(*)	Prior period amounts were adjusted to conform with current period classification of discontinued operations. See Note 5.1.II.iii

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS AMÉRICAS S.A. (FORMER ENERSIS S.A.) AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

Statements of Changes in Equity	Issued Capital	Share Premium	Changes in Other Reserves							Retained Earnings	Equity Attributable to Shareholders of Enersis Américas	Non- controlling Interests	Total Equity
			Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Amounts recognized in other comprehensive income and accumulated in equity related to non-current assets or groups of assets for disposal classified as held for sale	Other Reserves
Equity at beginning of period 1/1/2015	5,804,447,986	—	35,154,874	(69,404,677)	—	14,046	(2,619,970,627)	—	(2,654,206,384)	3,051,734,445	6,201,976,047	2,077,242,699	8,279,218,746
Changes in equity
Comprehensive income:
Profit (loss)										661,586,917	661,586,917	482,882,568	1,144,469,485
Other comprehensive income			(442,819,275)	(60,939,077)	(12,152,091)	(166,950)	(334,289)	—	(516,411,682)		(516,411,682)	(243,972,962)	(760,384,644)
Comprehensive income											145,175,235	238,909,606	384,084,841
Dividends										(320,507,748)	(320,507,748)	(151,308,255)	(471,816,003)
Increase (decrease) from other changes			(12,423,692)	121,503,052	12,152,091	(14,835)	(8,231,102)	(101,327,672)	11,657,842	(12,152,091)	(494,249)	(1,184,955)	(1,679,204)
Total changes in equity			(455,242,967)	60,563,975	—	(181,785)	(8,565,391)	(101,327,672)	(504,753,840)	328,927,078	(175,826,762)	86,416,396	(89,410,366)
Equity at end of period 12/31/2015	5,804,447,986	—	(420,088,093)	(8,840,702)	—	(167,739)	(2,628,536,018)	(101,327,672)	(3,158,960,224)	3,380,661,523	6,026,149,285	2,163,659,095	8,189,808,380

Statement of Changes in Equity	Issued Capital	Share Premium	Changes in Other Reserves							Retained Earnings	Equity Attributable to Shareholders of Enersis Américas	Non- controlling Interests	Total Equity
			Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Amounts recognized in other comprehensive income and accumulated in equity related to non- current assets or groups of assets for disposal classiried as held for sale	Other Reserves
Equity at beginning of period 1/1/2014	5,669,280,725	158,759,648	(56,022,016)	(3,086,726)	—	11,811	(2,414,023,486)	—	(2,473,120,417)	2,813,634,297	6,168,554,253	2,338,910,608	8,507,464,861
Changes in equity
Comprehensive income:
Profit (loss)										571,873,342	571,873,342	395,621,866	967,495,208
Other comprehensive income			29,929,142	(66,317,951)	(19,023,003)	2,235	7,818,482	—	(47,591,095)		(47,591,095)	(68,552,593)	(116,143,688)
Comprehensive income											524,282,247	327,069,273	851,351,520
Dividends										(314,750,191)	(314,750,191)	(459,728,319)	(774,478,510)
Increase (decrease) from other changes	135,167,261	(158,759,648)	—	—	19,023,003	—	25,112,860	—	44,135,863	(19,023,003)	1,520,473	—	1,520,473
Increase (decrease) from changes in ownership interests in subsidiaries that do not result in loss of control			61,247,748				(238,878,483)	—	(177,630,735)	—	(177,630,735)	(129,008,863)	(306,639,598)
Total changes in equity	135,167,261	(158,759,648)	91,176,890	(66,317,951)	—	2,235	(205,947,141)	—	(181,085,967)	238,100,148	33,421,794	(261,667,909)	(228,246,115)
Equity at end of period 12/31/2014	5,804,447,986	—	35,154,874	(69,404,677)	—	14,046	(2,619,970,627)	—	(2,654,206,384)	3,051,734,445	6,201,976,047	2,077,242,699	8,279,218,746

The accompanying notes are an integral part of these consolidated financial statements

Statement of Changes in Equity	Issued Capital	Share Premium	Changes in Other Reserves							Retained Earnings	Equity Attributable to Shareholders of Enersis Américas	Non- controlling Interests	Total Equity
			Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Amounts recognized in other comprehensive income and accumulated in equity related to non- current assets or groups of assets for disposal classified as held for sale	Other Reserves
Equity at beginning of period 1/1/2013	2,824,882,835	158,759,648	(40,720,059)	27,594,028	—	13,647	(1,498,010,369)	—	(1,511,122,753)	2,421,278,841	3,893,798,571	3,064,408,474	6,958,207,045
Changes in equity
Comprehensive income:
Profit (loss)										658,514,150	658,514,150	454,886,596	1,113,400,746
Other comprehensive income			(57,187,681)	(30,680,754)	6,865,655	(1,836)	(160,850)	—	(81,165,466)		(81,165,466)	(47,201,196)	(128,366,662)
Comprehensive income											577,348,684	407,685,400	985,034,084
Issue of equity	2,844,397,890	1,460,503								—	2,845,858,393		2,845,858,393
Dividends										(273,024,349)	(273,024,349)	(387,641,111)	(660,665,460)
Increase (decrease) from other changes	—	(1,460,503)	—	—	(6,865,655)	—	74,015,741	—	67,150,086	6,865,655	72,555,238	(910,579)	71,644,659
Increase (decrease) from changes in ownership interests in subsidiaries that do not result in loss of control			41,885,724				(989,868,008)	—	(947,982,284)	—	(947,982,284)	(744,631,576)	(1,692,613,860)
Total changes in equity	2,844,397,890	—	(15,301,957)	(30,680,754)	—	(1,836)	(916,013,117)	—	(961,997,664)	392,355,456	2,274,755,682	(725,497,866)	1,549,257,816
Equity at end of period 12/31/2013	5,669,280,725	158,759,648	(56,022,016)	(3,086,726)	—	11,811	(2,414,023,486)	—	(2,473,120,417)	2,813,634,297	6,168,554,253	2,338,910,608	8,507,464,861

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS AMÉRICAS S.A. (FORMER ENERSIS S.A.) AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Direct

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

Statements of Direct Cash Flows	Note	2015 ThCh$	2014 ThCh$	2013 ThCh$
Cash flows from (used in) operating activities
Types of collection from operating activities
Collections from the sale of goods and services		8,983,646,820	7,786,425,908	6,946,352,718
Collections from royalties, payments, commissions, and other income from ordinary activities		40,395,210	53,736,441	92,757,838
Collections from premiums and services, annual payments, and other benefits from policies held		24,800,978	20,348,278	74,183,266
Other collections from operating activities		593,726,467	793,806,980	503,343,750
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(4,875,217,622)	(4,395,777,186)	(3,690,576,400)
Payments to and on behalf of employees		(554,559,784)	(482,784,407)	(448,354,032)
Payments on premiums and services, annual payments, and other obligations from policies held		(14,484,698)	(15,147,534)	(5,782,311)
Other payments for operating activities		(1,572,807,177)	(1,418,097,022)	(1,176,355,154)
Cash flows from operating activities
Income taxes paid		(451,694,741)	(428,343,722)	(381,648,502)
Other outflows of cash		(250,354,851)	(216,129,742)	(212,945,529)

Net cash flows from operating activities		1,923,450,602	1,698,037,994	1,700,975,644

Cash flows from (used in) investing activities
Cash flows from the loss of control of subsidiaries or other businesses	8.e	6,639,653	40,861,571	—
Cash flows used to obtain control of subsidiaries or other businesses	8.c	—	(37,654,762)	—
Other collections from the sale of equity or debt instruments belonging to other entities		395,810,811	1,126,402,278	871,863,989
Other payments to acquire equity or debt instruments belonging to other entities		(353,112,647)	(480,297,836)	(1,433,536,193)
Other payments to acquire stakes in joint ventures		(2,550,000)	(3,315,000)	(5,084,700)
Loans to related companies		—	—	(4,844,706)
Proceeds from the sale of property, plant and equipment		49,916	167,486	5,462,527
Purchases of property, plant and equipment		(1,090,624,099)	(825,909,425)	(603,413,832)
Purchases of intangible assets		(271,937,266)	(260,500,759)	(169,371,666)
Proceeds from the sale of other long-term assets		1,729,727	2,037,930	1,987,002
Purchases of other long-term assets		—	(2,952,035)	(2,034,104)
Payments from future, forward, option and swap contracts		(6,888,344)	(26,683,724)	(3,485,915)
Collections from future, forward, option and swap contracts		17,266,466	16,957,654	14,308,008
Collections from related companies		—	—	4,895,411
Dividends received		11,313,451	13,567,998	9,081,705
Interest received		58,724,646	93,410,873	92,176,821
Other inflows (outflows) of cash		18,278,638	44,220,761	(1,891,436)

Net cash flows used in investing activities		(1,215,299,048)	(299,686,990)	(1,223,887,089)

Cash flows from (used in) financing activities
Proceeds from issuing shares		—	8,783,766	1,130,817,519
Payments from changes in ownership interests in subsidiaries that do not result in loss of control		(2,374,346)	(385,132,160)	—
Total proceeds from loans		475,558,223	774,199,941	530,735,256
Proceeds from long-term loans		105,645,839	740,518,825	487,162,501
Proceeds from short-term loans		369,912,384	33,681,116	43,572,755
Loans from related companies		—	—	693,084
Payment on borrowings		(614,937,402)	(622,496,486)	(563,049,681)
Payments on financial lease liabilities		(19,737,180)	(16,559,995)	(9,388,183)
Payments on loans to related companies		—	(17,236,440)	—
Dividends paid		(612,045,894)	(632,808,121)	(482,046,152)
Interest paid		(266,756,065)	(246,769,836)	(230,584,133)
Other outflows of cash		(19,921,715)	(145,440,332)	(40,412,354)

Net cash flows from (used in) financing activities		(1,060,214,379)	(1,283,459,663)	336,765,356

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		(352,062,825)	114,891,341	813,853,911
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(23,287,179)	(16,503,717)	(23,298,403)
Net increase (decrease) in cash and cash equivalents		(375,350,004)	98,387,624	790,555,508
Cash and cash equivalents at beginning of period	8	1,704,775,193	1,606,387,569	815,832,061

Cash and cash equivalents at end of period	8.d	1,329,425,189	1,704,775,193	1,606,387,569

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

Phase 1 — Classification and measurement of financial assets and financial liabilities. This introduces a logical focus for the classification of financial assets driven by cash flow characteristics and the business model. This new model also results in a single impairment model being applied to all financial instruments.

Phase 2 — Impairment methodology. The objective is a more timely recognition of expected credit losses. The standard requires entities to account for expected credit losses from the time when financial instruments are first recognized in the financial statements.

Phase 3 — Hedge accounting. This establishes a new model aimed at reflecting better alignment between hedge accounting and risk management activity. Also included are enhancements to required disclosures.

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

The most important areas were critical judgment was required are:

•	In a service concession agreement, the decision as to whether a grantor controls or regulates which services the operator should provide, to whom and at what price. These are essential factors when applying IFRIC 12 (see Note 3.d.1).

•	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.e).

•	The hierarchy of inputs used to measure assets and liabilities at fair value (see Note 3.h)

The estimates refer basically to:

•	The valuations performed to determine the existence of impairment losses among assets and goodwill (see Note 3.e).

•	The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 3.m.1 and 25).

•	The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.d).

•	The assumptions used to calculate the fair value of financial instruments (see Notes 3.g.5 and 22).

•	Energy supplied to customers whose meter readings are pending.

•	Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recognized in the financial statements (see Appendix 6.2).

•	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.m).

•	Future disbursements for the closure of facilities and restoration of land, as well as the discount rates to be used (see Note 3.a).

•	The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these consolidated financial statements (see Note 3.p).

•	The fair values of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

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

The accompanying notes are an integral part of these consolidated financial statements

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

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified as:

•	Joint ventures: an agreement whereby the parties exercising joint control have rights to the entity’s net assets.

•	Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Currently, Enersis Américas does not have any joint arrangements that qualify as joint operations.

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

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

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

The main accounting policies used in preparing the accompanying consolidated financial statements were the following:

a) Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

•	Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds twelve months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment. (See Note 17.b.1)

•	Employee expenses directly related to construction in progress. (See Note 17.b.2)

•	Future disbursements that the Group will have to incur to close its facilities are added to the value of the asset at fair value, recognizing the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on an annual basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 24).

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

The accompanying notes are an integral part of these consolidated financial statements

The following table sets forth the main categories of property, plant and equipment with their respective estimated useful lives for entities within continuing operations:

Categories of Property, plant and equipment	Years of estimated useful life
Buildings	10 - 80
Plant and equipment	3 - 75
IT equipment	3 - 25
Fixtures and fittings	5 - 15
Motor vehicles	5 - 20
Other	1 - 20

Additionally, the following table sets for more details on the useful lives of plant and equipment items:

Categories of Property, plant and equipment	Years of estimated useful life
Generating facilities:
Hydroelectric plants
Civil engineering works	20 - 75
Electromechanical equipment	24 - 33
Thermal power plants	11 - 40
Renewable energy power plants	10 - 25
Transmission lines	21 - 39
Distribution facilities:
High-voltage network	35 - 40
Low- and medium-voltage network	30 - 50
Measuring and remote control equipment	10 - 35
Primary substations	15 - 40

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

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

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

b)	The grantor controls — through ownership, beneficial entitlement, or otherwise — any significant residual interest in the infrastructure at the end of the term of the agreement.

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

The accompanying notes are an integral part of these consolidated financial statements

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

In determining the recoverable amount of Edesur’s CGU, a scenario probability-weighted model is used that takes into account reasonably possible changes in key assumptions:

- Base case “Industrial Plan”, which incorporates management’s assessment of expected cash flows. The recoverable amount calculated in accordance with Base case exceeded by 54% the carrying value of Edesur’s CGU as of December, 2015. This scenario was weighted using a 50% likelihood of occurrence.

- “Sensitive” case, which incorporates the same assumptions of the Base case, but considers a decrease in the tariff adjustments for the next tariff period to be carried out in year 2021, resulting in a 16% below the carrying value of Edesur’s CGU as of December 2015. This scenario was weighted using a 30% probability.

- “Business continuity” case, which implies no recoverable amount, was weighted using a 20% probability.

The accompanying notes are an integral part of these consolidated financial statements

Reasonably possible major changes in key assumptions are already incorporated in the impairment test model that applies probability weighted stress-testing scenarios to determine the recoverable amount of Edesur’s CGU.

The Group’s management believes that any reasonably possible change in the other key assumptions on which recoverable amount is based would not cause Edesur’s CGU carrying amount to exceed its recoverable amount.

To estimate the value in use of the other CGUs, the Group prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of CGUs’ revenue and costs using sector projections, past experience and future expectations.

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

The accompanying notes are an integral part of these consolidated financial statements

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

g.1) Financial assets other than derivatives

The Group classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using the equity method (see Note 14) and those held for sale, into four categories:

•	Loans and account receivables: Trade and other receivables and accounts receivable from related parties are recognized at amortized cost, which is the initial fair value less principal repayments made, plus accrued and uncollected interest, calculated using the effective interest method.

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

•	Held-to-maturity investments: Investments that the Group intends to hold and is capable of holding until their maturity are accounted for at amortized cost as defined in the preceding paragraph.

•	Financial assets at fair value through profit or loss: This includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated on a fair value basis. They are measured in the consolidated statement of financial position at fair value, with changes in value recognized directly in profit or loss when they occur.

The accompanying notes are an integral part of these consolidated financial statements

•	Available-for-sale financial assets: These are financial assets specifically designated as available-for-sale or that do not fit within any of the three preceding categories. They are mainly all financial investments in equity instruments and financial assets in accordance with IFRIC 12 “Service Concession Arrangements” (see Note 9).

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

g.3) Impairment of financial assets

The following criteria are used to determine if a financial asset has been impaired:

•	For trade receivables in the electricity generation, transmission and distribution segments, the Company’s policy is to recognized impairment losses when there is objective evidence that the balance will not be recoverable. In general terms, the Group’s entities has a defined policy to recognize an allowance for impairment losses based on aging of past-due balances, except in those cases where a specific collective basis analysis is recommended, such as in the case of receivables from government-owned companies (see Note 10).

•	In the case of receivables of a financial nature, that are included in the “Loan and receivables” and “Investment held-to-maturity”, impairment is determined on case-by-case basis and is measured as the difference between the carrying amount and the present value of the future estimated cash flows discounted at the original effective interest rate (see Notes 9 and 22).

•	For financial investments available-for-sale, the criteria for impairment applied are described in Note 3.g.1

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

As a general rule, long-term commodity purchase or sale agreements are recognized in the consolidated statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

•	The sole purpose of the agreement is for the Group’s own use, which is understood, in the case of fuel purchase agreements its used to generate electricity; in the case of electrical energy purchased for sale, its sale to the end-customer; and in the case of electricity sales its sales to the end-customer.

•	The Group’s future projections evidence the existence of these agreements for its own use.

•	Past experience with agreements evidence that they have been utilized for the Group’s own use, except in certain isolated cases for exceptional reasons or reasons associated with logistical issues have been used beyond the control and projection of the Group.

The accompanying notes are an integral part of these consolidated financial statements

•	The agreement does not stipulate settlement by differences and the parties have not made it a practice to settle similar contracts by differences in the past.

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

g.6) Derecognition of financial assets and liabilities

Financial assets are derecognized when:

•	The contractual rights to receive cash flows from the financial asset expire or have been transferred or, if the contractual rights are retained, the Group has assumed a contractual obligation to pay these cash flows to one or more recipients.

•	The Group has substantially transferred all the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control of the asset.

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

The Group offsets financial assets and liabilities and the net amount is presented in the statement of financial position when and only when:

•	There is a legally enforceable right to set off the recognized amounts; and

•	There is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

g.8) Financial guarantee contracts

Financial guarantee contracts, such as guarantees given by the Group to third parties, are initially recognized at fair value, adjusting the transaction costs that are directly attributable to the issuance of the guarantee.

Subsequently to initial recognition, financial guarantee contracts are measured at the higher of:

•	the amount determined under accounting policy describe in Note 3.m; and

•	the amount initially recognized less, if appropriate, any accumulated amortization.

The accompanying notes are an integral part of these consolidated financial statements

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

Considering the hierarchy of the data used in these valuation techniques, the assets and liabilities measured at fair value can be classified into the following levels:

Level 1:	Quoted price (unadjusted) in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial asset or financial liability take into consideration estimated future cash flows discounted at zero coupon interest rate curves for each currency. All the valuations described are carried out using external tools such as “Bloomberg”.

Level 3:	Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

•	For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use;

•	For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled and an equity instrument would not be cancelled, or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes but is not limited to, the Company’s own credit risk;

•	For derivatives non-quoted in an organized market, the Group uses the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of year-end. It also adjusts the value according to its own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself.

•	In the case of financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Assets and liabilities measured at fair value are shown in Note 22.3.

The accompanying notes are an integral part of these consolidated financial statements

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

Gains and losses from the disposal of treasury shares are recognized directly in “Equity — Retained earnings”, without affecting profit or loss for the period. As of December 31, 2015 and 2014, there are no treasury shares, and no transactions with treasury shares were carried out during the years 2015 and 2014.

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

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

•	Did not arise from a business combination, and

•	At initial recognition affected neither accounting profit nor taxable profit (loss).

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

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction; the following criteria for recognition are taken:

•	Generation and transmission of electricity: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts, at prices stipulated in the electricity market by applicable regulations or at marginal cost determined on the spot market, as the case. This revenue includes an estimate of the service provided and not billed until the closing date (see Note 2.3).

•	Distribution of electricity: Revenue is recognized based on the amount of energy supplied to customers during the year, at prices established in the respective contracts or at prices stipulated in the electricity market by applicable regulations, as appropriate. This revenue includes an estimate of the energy supplied but not yet billed and for which customers’ meters have not been read yet (see Note 2.3).

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

Revenue from sales of goods is recognized based on the economic substance of the transaction and are recognized when all and each of the following conditions are met:

•	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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

The accompanying notes are an integral part of these consolidated financial statements

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

These regulatory mechanisms ensure the creation of regulatory assets, whose rate adjustment for deficits in 2014 will take place in the tariff adjustments starting in 2015 (March for Ampla and April for Coelce). This mechanism has existed since 2001, and is called the Compensation Clearing Account — Part A (Cuenta de Compensación de Valores — Parte A, “CVA”). They aimed to maintain consistent operating margins for the dealer by allowing tariff revenue due to the costs of Parcel A.

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

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

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

Non-Conventional Renewable Energy

•	In Brazil, the ANEEL holds auctions by technology considering the expansion plan set by the EPE, the planning agency; so that the target amount set for non-conventional renewable energy capacity is met.

•	In Colombia, Law 697 was issued in 2001 by the Program for the Rational and Efficient Use of Energy and Other Forms of Non-Conventional Energy (Programa de Uso Racional y Eficiente de la Energía y demás formas de Energías No Convencionales — PROURE). Subsequently, indicative targets were defined for non-conventional renewable energy of 3.5% for 2015 and 6.5% for 2020. Law 1715 was enacted in 2014, which created a legal framework for the development of non-conventional renewable energy, in which guidelines for declarations of public interest, as well as tax, tariff and accounting incentives were established. As part of the implementation, the Ministry of Mines and Energy enacted Decree 2469 in 2014 establishing guidelines for energy policy on supply of self-generation surpluses. Likewise, the Energy and Gas Regulatory Commission (“CREG”) issued resolution 24/2015 regulating high-scale self-generation activity, and the Mining Energy Planning Unit (“UPME”) issued resolution 281/2015 establishing the limit for low-scale (equal to 1MW) self-generation. Additionally, the CREG issued resolution 11/2015 encouraging demand response mechanisms. In 2015, the CREG issued Resolution 138 that amends the remuneration scheme for confidence charges for minor plants. This

The accompanying notes are an integral part of these consolidated financial statements

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

•	In Peru, a target of 5% has been set as the NCRE share in the country’s energy system. It is a nonbinding target and the regulatory agency, the OSINERGMIN, holds differential auctions by technology to help reach the goal.

•	In Argentina, on October 21, 2015, it was published in the Official Bulleting the new Law 27, 191 for Renewable Energy, replacing the current Law 26,190. The new regulation postpones to December 31, 2017 the goal to reach 8% share in the national demand of energy with renewable sources for generation and establishes as a second stage goal to reach 20% share in 2025 establishing mid-objectives of 12%, 16% and 18% for the end of years 2019, 2021, and 2013. The enacted Law creates a Fiduciary Fund (“FODER”) to finance works, grants tax benefits to renewable energy projects and establishes exempts for specific taxes, national, provincial and municipality royalties until December 31, 2025. The customers categorized as Large Users (>300 Kw) shall comply on an individual basis with the renewable share goals, establishing that the price of the contracts shall not exceed 113 US$/MWh, and setting sanctions to those not fulfilling the goals.

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

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

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

In regards with the situation before January 31, 2015, the resolution extended the compensation MMC — PUREE to that date, allowing the payment between the loan to the distributor company and the Energy Invoice with CAMMESA. The remaining balance will be paid using a payment plan to be defined. In terms of the definition of the debt between EDESUR and CAMMESA, the Energy Secretary defined to be determined using the active rate of Banco de la Nación Argentina as well for the loans as for the debt of Edesur, without considering interest from CAMMESA as stated in the procedures.

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

Additionally, the ENRE informed to the Secretary of Energy the variations to the Cost Monitoring Mechanism (MMC) for the November 2014 — April 2015 (6.85%) and May 2015 — October 2015 (8.92%) periods as required by Article 2 of Resolution SE 32/15. Based on such variations, the Secretary of Energy updated the Transitional Revenues established in Article 5 of Resolution SE 32/15. The updates were informed through Notes SE 2097 and 2157. On the other hand, the issuance of Resolution SE 2158 resulted in the recognition of additional salary expense for the year 2014 that were applied to employees in year 2015. (See Note 36.5)

Brazil

In Brazil, there are three types of tariff adjustments: i) Ordinary Tariff Reviews (RTO) which are conducted periodically in accordance with the provisions in the concession contracts (in Coelce every 4 years and in Ampla every 5 years); (ii) Annual Adjustments (IRT) since Brazil, unlike other countries, does not automatically index its tariffs to inflation; and (iii) Extraordinary Reviews (RTE) when important events have occurred that may affect the financial situation of the distributors.

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

The last periodic tariff review of Coelce was made in 2015 (the first of our distribution companies using the new fourth tariff cycle technology) for the 2015 — 2019 period, effective beginning on April 22, 2015. Such review was provisional as the methodologies of tariff review were not approved in time. The additional average increase in tariffs was 11.69% as approved under Resolution No. 1882/2015. In 2016, the final review will be calculated and the positive/negative differences from the application of the new methodology will be included in the 2016 adjustments.

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

Colombia

The Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas — CREG) is the entity that defines the method by which distribution networks are paid. Distribution charges are reviewed every five years and updated monthly according to the Producer Price Index (PPI). Currently, these charges include the new replacement value of all operational assets, the Administration, Operation and Maintenance (AOM) and non-electrical assets used in the distribution business.

In Colombia, the current distribution charges for Codensa were published by the CREG in October 2009. Meanwhile, marketing charges were established in 1998.

The review of regulated distribution charges began in 2013 with the publication of the assumptions for the remuneration methodology proposed by the CREG in Resolution 043 dated 2013. These assumptions were complemented by the development of the Purposes and Guidelines for Compensation of the Distribution Activity for the period 2015-2019 in resolution CREG 079 dated 2014. This resolution stems from the policies defined by the Ministry of Mines and Energy that seek to ensure timely expansion and adequacy of assets, and to this end to incorporate replacement incentives and a comprehensive Investment Plan that will incorporate technology, improve service quality and control energy losses. In February 2015, the CREG issued a proposal of Resolution 179 of 2014, which propose the methodology for remunerating the distribution activity. The methodology is based on a Regulated Revenue scheme. Annual revenues will be determined using a Regulated of Assets Net Basis (BRA) and a rate of return (to be defined in separate resolution) plus the Recovery of Invested Capital. Also, it is included an annual revenue for incentives to investments and expenditures efficiency and quality improvements.

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

4.2 Discontinued operations

a) Regulatory framework

Chile

The electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining, whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law), as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and the Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (ChCNE), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy, (Centro de Energías Renovables — CER), which in November 2014 was replaced by the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables — CIFES). The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

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

Non-Conventional Renewable Energy

•	In Chile, Law 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (NCRE). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from year 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of power supplied will be generated by NCRE. It does not change the previous law’s plan for supplying power under agreements in effect in July 2013.

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

The accompanying notes are an integral part of these consolidated financial statements

Steps to carry out the reorganization:

•	The spin-off of Enersis, and its subsidiaries Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) by separating, on one side their generation and distribution businesses in Chile and for other side the businesses outside of Chile; and

•	The subsequent merger of the entities having ownership interests in businesses outside of Chile namely Enersis Américas S.A., Endesa Américas S.A. and Chilectra Américas S.A. Enersis Américas would absorb by merger the other two entities.

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

II. Accounting Aspects

As of December 31, 2015, upon compliance with the criteria in IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, the following accounting treatment has been applied:

i. Assets and liabilities

As of December 31, 2015, all assets and liabilities related to the distribution business and generation and the transmission business in Chile have been classified as Non-current assets or disposal groups held for distribution to owners and as Liabilities associated with disposal groups held for distribution to owners, in accordance with the criteria described in Note 3.k.

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

iii. Revenue and expenses

All revenues and expenses related to the distribution business and the generation and transmission business in Chile were classified as discontinued operations and presented under the caption “Income after tax from discontinued operations” in the consolidated statement of comprehensive income.

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

The accompanying notes are an integral part of these consolidated financial statements

The following table sets forth the breakdown by nature of the line item “Income after tax from discontinued operations” for the years ended December 31, 2015, 2014 and 2013:

Statement of Income	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Revenue	2,382,671,016	2,013,305,145	1,717,781,888
Other income	14,735,951	34,201,387	18,516,145

Total Revenue	2,397,406,967	2,047,506,532	1,736,298,033

Raw materials and consumables used	(1,481,985,559)	(1,309,402,283)	(998,873,893)
Contribution Margin	915,421,408	738,104,249	737,424,140

Other work performed by the entity and capitalized	21,004,053	21,505,568	14,831,058
Employee benefits expense	(136,554,721)	(126,341,363)	(120,113,902)
Depreciation and amortization expense	(153,201,662)	(128,437,154)	(119,507,118)
Reversal of impairment loss (impairment losses) recognized in profit or loss	3,054,903	(13,185,420)	(8,212,948)
Other expenses	(125,849,781)	(110,321,349)	(114,350,778)
Operating income	523,874,200	381,324,531	390,070,452

Other gains	20,055,745	70,893,263	14,527,737
Financial income	15,270,169	14,762,515	13,510,732
Financial costs	(61,616,349)	(59,543,956)	(62,395,332)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	8,905,045	(54,352,582)	24,309,344
Foreign currency exchange differences	(13,394,762)	(20,328,278)	(1,838,329)
Profit from indexed assets and liabilities	4,839,077	15,263,623	1,593,046

Income before taxes	497,933,125	348,019,116	379,777,650
Income tax expense, discontinued operations	(109,612,599)	(132,687,135)	(61,712,442)

NET INCOME FROM DISCONTINUED OPERATIONS	388,320,526	215,331,981	318,065,208

Net income from discontinued operations	388,320,526	215,331,981	318,065,208

Components of other comprehensive that will not be reclassified subsequently to profit or loss, net of taxes
(Gain (loss) from defined benefit plans	(4,320,290)	(8,165,647)	(2,608,902)
Components of other comprehensive that will be reclassified subsequently to profit or loss, net of taxes
Foreign currency translation gains (losses), net of tax	162,373	12,473,950	12,286,748
Gains (losses) from available-for-sale financial assets, net of tax	—	—	—
Share of other comprehensive income from associates and joint venture accounted for using the equity method, net of taxes	25,442	13,746,871	8,699,592
Gains (losses) from cash flow hedge, net of taxes	(90,724,491)	(99,770,340)	(59,974,545)

Total Other Comprehensive Income from Discontinued Operations	(95,460,270)	(81,985,166)	(41,596,400)

TOTAL COMPREHENSIVE INCOME FROM DISCONTINUED OPERATIONS	292,860,254	133,346,815	276,468,807

Comprehensive income attributable to:
Shareholders of Enersis Américas	235,061,432	126,239,319	208,787,095
Non-controlling interests	57,798,822	7,107,496	67,681,712

TOTAL COMPREHENSIVE INCOME FROM DISCONTINUED OPERATIONS	292,860,254	133,346,815	276,468,807

Due to classification of generation and distribution of energy activities in Chile as discontinued operations, those lines of business are not included in Note 35. Information by segment.

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

The main items of assets, liabilities and cash flow held for sale as of December 31, 2014, for the aforementioned entity are as follows:

Balance 12/31/2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	29,701
Other current non-financial assets	81,275
Trade and other current receivables	758,645
Current tax assets	1,401

TOTAL CURRENT ASSETS	871,022

NON-CURRENT ASSETS
Intangible assets other than goodwill	4,404,615
Property, plant and equipment	81,432
Deferred tax assets	2,621,894

TOTAL NON-CURRENT ASSETS	7,107,941

TOTAL ASSETS	7,978,963

LIABILITIES
CURRENT LIABILITIES
Other current financial liabilities	3,072,179
Trade and other current payables	495,235
Other current non-financial liabilities	131,030

TOTAL CURRENT LIABILITIES	3,698,444

NON-CURRENT LIABILITIES
Other non-current financial liabilities	1,660,254
Non-current provisions for employee benefits	102,423
Other non-current non-financial liabilities	27,026

TOTAL NON-CURRENT LIABILITIES	1,789,703

TOTAL LIABILITIES	5,488,147

For the year ended 12/31/2014
Summary of net cash flows
Net cash flows from (used in) operating activities	9,045,775
Net cash flows from (used in) investment activities	(5,604,740)
Net cash flows from (used in) financing activities	(3,450,774)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(9,739)
Effect of exchange rate changes on cash and cash equivalents	—
Net increase (decrease) in cash and cash equivalents	(9,739)
Cash and cash equivalents at beginning of period	39,440
Cash and cash equivalents at end of period	29,701

The accompanying notes are an integral part of these consolidated financial statements

6.	BUSINESS COMBINATION — ACQUISITION OF GASATACAMA.

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

The accompanying notes are an integral part of these consolidated financial statements

c) Identifiable assets acquired and identifiable liabilities assumed

The following table summarizes the fair values recognized for assets acquired and liabilities assumed in connection with the acquisition:

Identifiable assets acquired, net	Fair Value ThCh$
Cash and cash equivalents	120,303,339
Trade and other current receivables	34,465,552
Current accounts receivable from related companies	5,692,257
Inventories	15,009,265
Property, plant and equipment	199,660,391
Deferred tax assets	2,392,531
Other assets	23,906,126
Trade and other current payables	(30,818,836)
Current accounts payable to related companies	(34,445,277)
Deferred tax liabilities	(28,923,167)
Other liabilities	(10,874,817)

Total	296,367,364

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

The following table summarizes the effects of the capital increase on the Enersis Américas’ Consolidated Statement of Financial Position on the date of the transaction:

	Cash Contribution	Contribution in companies previously controlled	Contribution in companies not previously controlled or in which a stake was not held	Total as of March 31, 2013
	ThCh$	ThCh$	ThCh$	ThCh$
ASSETS
Current assets	1,121,458,393	—	189,506,588	1,310,964,981
Non-current assets	—	—	161,105,666	161,105,666

TOTAL ASSETS	1,121,458,393	—	350,612,254	1,472,070,647
LIABILITIES
Current liabilities	—	—	180,637,894	180,637,894
Non-current liabilities	—	—	54,241,781	54,241,781

TOTAL LIABILITIES	—	—	234,879,675	234,879,675
EQUITY
Capital increase	1,119,997,890	1,692,613,860	31,786,140	2,844,397,890
Share premium for capital increase (other Reserves)	1,460,503	—	—	1,460,503
Other miscellaneous reserves	—	(989,868,008)	92,011,899	(897,856,109)
Foreign currency translation differences	—	41,885,724	—	41,885,724
Equity attributable to shareholders of Enersis Américas	1,121,458,393	744,631,576	123,798,039	1,989,888,008
Non-controlling interests	—	(744,631,576)	(8,065,460)	(752,697,036)

TOTAL EQUITY	1,121,458,393	—	115,732,579	1,237,190,972

TOTAL LIABILITIES AND EQUITY	1,121,458,393	—	350,612,254	1,472,070,647

The accompanying notes are an integral part of these consolidated financial statements

Share issuance costs as of December 31, 2013, amounted to ThCh$23,592,387 and, as indicated in Note 3.t), were recorded in “Other miscellaneous reserves” (see Note 26.5.c.2).

During the 2013 fiscal year the amount of net income attributable to shareholders of Enersis Américas from the ownership interest acquired was ThCh$126,280,714.

8.	CASH AND CASH EQUIVALENTS.

a)	The detail of cash and cash equivalents as of December 31, 2015 and 2014, is as follows:

Cash and Cash Equivalents	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Cash balances	7,718,308	1,264,361
Bank balances	194,453,214	283,305,826
Time deposits	573,985,007	922,909,741
Other fixed-income instruments	409,006,815	497,265,563

Total	1,185,163,344	1,704,745,491

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of resale agreements maturing in 90 days or less from the date of investment. There are no restrictions for significant amounts of cash availability.

b)	The detail of cash and cash equivalents by currency is as follows:

Currency	12-31-2015 ThCh$	12-31-2014 ThCh$
Chilean peso	835,468,993	687,912,363
Argentine peso	44,883,600	29,065,256
Colombian peso	156,731,922	357,337,537
Brazilian real	91,204,686	197,723,752
Peruvian nuevo sol	34,749,661	105,282,911
U.S. dollar	22,124,482	327,423,672

Total	1,185,163,344	1,704,745,491

c)	The following table shows the amounts paid to obtain control of subsidiaries as of December 31, 2015 and 2014:

Acquisition of Subsidiaries	12-31-2015 ThCh$	12-31-2014 ThCh$
Acquisitions paid in cash and cash equivalents	—	(157,958,101)
Cash and cash equivalents in entities acquired	—	120,303,339

Total, net (*)	—	(37,654,762)

(*)	See Note 6.

The accompanying notes are an integral part of these consolidated financial statements

d)	The following table shows a reconciliation of cash and cash equivalents presented in the statement of financial position with cash and cash equivalents in the cash flow statement as of December 31, 2015 and 2014:

	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Cash and cash equivalents (statement of financial position)	1,185,163,344	1,704,745,491
Cash and cash equivalents attributable to assets held for sale (*)	—	29,702
Cash and cash equivalents attributable to assets held for distribution to owners (*)	144,261,845	—
Cash and cash equivalents (statement of cash flows)	1,329,425,189	1,704,775,193

(*)	See Note 5.1.d) and 5.2.

e)	The following amounts have been received from the sale of shares in subsidiaries:

Loss of control at Subsidiaries	12-31-2015 ThCh$	12-31-2014 ThCh$
Amounts received for the sale of subsidiaries(*)	25,000,000	57,173,142
Amounts in cash and cash equivalents in entities sold	(18,360,347)	(16,311,571)

Total net	6,639,653	40,861,571

(*)	See Note 2.4.1 and 5.1 iv).

f)	The following table sets forth the components of “Other payments for operating activities” line item in the Statement of Cash Flows:

Other Payments for Operating Activities	For the years ended December 31,
	2015 ThCh$	2014 ThCh$	2013 ThCh$
Payment for other taxes (VAT, ICMS, PIS/COFINS, Sales taxes, Custom taxes, taxes on bank transfers) (1)	(809,173,431)	(739,417,209)	(675,700,287)
Payments for collections made under Codensa Hogar contract (2)	(353,788,383)	(398,758,158)	(291,017,752)
Payments for the Energy Development Account (CDE) (3)	(112,994,353)	(12,365,211)	(10,082,367)
Other miscellaneous itemized payments for operating activities (4)	(296,851,011)	(267,556,444)	(199,554,747)

Total Other Payments for Operating Activities	(1,572,807,177)	(1,418,097,022)	(1,176,355,154)

1.	The main elements of payments for other taxes are related to:

ICMS is a Brazilian state value added tax (VAT) on the circulation of goods, telecommunication and transportation services. The ICMS payments were ThCh$ 515,723,919, ThCh$ 463,311,271 and ThCh$ 399,722,066 for the years ended December 31, 2015, 2014 and 2013, respectively.

PIS/COFINS taxes. In Brazil, the “Programa de Integração Social” (PIS) is a social contribution tax, payable by corporations, targeted to finance the payment of unemployment insurance and allowance for low paid workers, while the “Contribuição para o Financiamento da Seguridade Social” (COFINS) is a federal

The accompanying notes are an integral part of these consolidated financial statements contribution tax, based on gross revenues of business sales. The total amounts paid for PIS/COFINS were ThCh$ 137,511,696, ThCh$ 91,073,163, and ThCh$ 111,688,753 for the years ended December 31, 2015, 2014 and 2013.

Municipality property taxes in Brazil mainly related to the Company’s public lighting network. The payments were ThCh$ 34,164,970, ThCh$ 75,758,644, and ThCh$ 72,673,497 for the years ended December 31, 2015, 2014 and 2013, respectively.

Payment for taxes on sales in Peru for ThCh$50,560,335, ThCh$49,818,650, and ThCh$40,314,316 for the years ended December 31, 2015, 2014 and 2013, respectively.

2.	Our Colombian subsidiary Codensa, entered into an arrangement with a third party that develops a business with Codensa’s customers. By virtue of this arrangement, Codensa manages the collection of that third party’s receivables, since they are billed as part of the Codensa’s invoices issued monthly. The payments are related to the monthly collected amounts under the collection management contract, whereas the collections are presented in the line item “Other collections from operating activities”.

3.	In Brazil, Law 10,438/2002 created the “Conta de Desenvolvimento Energético” (CDE). The CDE is a government fund that aims to promote the development of alternative energy sources, promote globalization of energy services and subsidizes low-income residential customers. The fund is financed through charges included in consumers and generators tariffs and government contributions.

Other miscellaneous aggregate payments for operating activities includes several types of individually non-significant payments related to operating activities.

9.	OTHER FINANCIAL ASSETS.

The detail of other financial assets as of December 31, 2015 and 2014, is as follows:

Other Financial Assets	Balance as of
	Current		Non-current
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Available-for-sale financial investments — unquoted equity securities or with limited liquidity	—	—	616,296	4,275,183
Available-for-sale financial investments — quoted equity securities	—	—	—	31,044
Available-for-sale financial investments IFRIC 12 (*)(**)	—	—	487,893,679	492,923,605
Financial assets held to maturity (*)	27,195,496	38,301,763	39,673	26,340,396
Hedging derivatives (*)	1,172,125	1,414,588	978,556	7,229,290
Financial assets at fair value through profit or loss (*)	35,467,539	52,677,337	—	—
Non-hedging derivatives (*)	4,427,286	7,061,715	—	22,002

Total	68,262,446	99,455,403	489,528,204	530,821,520

(*)	See Note 22.1.a

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

The accompanying notes are an integral part of these consolidated financial statements

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

10.	TRADE AND OTHER RECEIVABLES.

a) The detail of trade and other receivables as of December 31, 2015 and 2014, is as follows:

Trade and Other Receivables, Gross	Balance as of
	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Trade and other receivables, gross	1,194,381,502	398,695,864	1,844,027,889	291,641,675
Trade receivables, gross	859,695,602	257,022,423	1,275,999,654	202,932,480
Other receivables, gross (1)	334,685,900	141,673,441	568,028,235	88,709,195

Trade and Other Receivables, Net	Balance as of
	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Trade and other receivables, net	1,088,131,567	398,695,864	1,681,686,903	291,641,675
Trade and other receivables, net	754,571,268	257,022,423	1,120,897,826	202,932,480
Other receivables, net (1)	333,560,299	141,673,441	560,789,077	88,709,195

(1)	Includes as of December 31, 2015, mainly accounts receivable related to loans and advances to employees for ThCh$14,081,204 (ThCh$31,042,105 as of December 31, 2014); Resolution 250/13 (applicable in Argentina) on the Cost Monitoring Mechanism (MMC) adjustment for ThCh$0 (ThCh$253,484,218 as of December 31, 2014); Resolution SE 32/2015 (applicable in Argentina) for ThCh$28,174,339 (ThCh$0 as of December 31, 2014)(See Note 4.2); Recoverable taxes (VAT) of ThCh$80,412,497 (ThCh$157,439,993 as of December 31, 2014); and Accounts receivable at our Brazilian subsidiaries Ampla and Coelce, following the signing of the addendum to the concession contracts where the outstanding assets are recoverable and/or can be offset in subsequent tariff periods for ThCh$150,798,761 (ThCh$150,387,462 as of December 31, 2014), which are guaranteed by the Brazilian government.

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

The accompanying notes are an integral part of these consolidated financial statements

b) As of December 31, 2015 and 2014, the balance of past due but not impaired trade receivables is as follows:

Trade Receivables Past Due But Not Impaired	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$
Less than three months	117,895,535	152,844,247
Between three and six months	25,783,187	14,297,179
Between six and twelve months	28,220,570	63,606,398
More than twelve months	7,034,594	51,972,887

Total	178,933,884	282,720,711

c) The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non-current ThCh$
Balance as of January 1, 2013	157,841,770

Increases (decreases) for the year (*)	33,554,637
Amounts written off	(18,827,998)
Foreign currency translation differences	(15,700,141)

Balance as of December 31, 2013	156,868,268
Increases (decreases) for the year (*)	22,848,140
Amounts written off	(19,013,041)
Foreign currency translation differences	1,637,619

Balance as of December 31, 2014	162,340,986
Increases (decreases) for the year (*)	46,890,017
Amounts written off	(23,480,578)
Foreign currency translation differences	(43,623,000)
Other	—
Transfer to assets held for distribution to owners	(35,877,490)

Balance as of December 31, 2015	106,249,935

(*)	See Note 30 for impairment losses of financial assets.

The increase in the allowance for impairment of trade receivables, related to continuing operations of Enersis Américas, was ThCh$39,779,710 during the year 2015.

Write-offs for bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our generation and transmission business, this process normally takes at least one year of procedures for the few cases that arise in each country. In our distribution business, considering the differences in each country, the process takes at least six months in Argentina and Brazil, 12 months in Colombia and Peru, and 24 months in Chile. Overall, the risk of bad debt, and therefore the risk of writing off our trade receivables, is limited (see Notes 3.g.3 and 21.5).

d) Additional information:

•	Additional statistical information required under Official Bulletin 715 of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendency of Securities and Insurance) of February 3, 2012 (XBRL Taxonomy). See Appendix 6.

•	Supplementary information on Trade Receivables, see Appendix 6.1.

The accompanying notes are an integral part of these consolidated financial statements

11.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

The controlling shareholder of Enersis Américas is the Italian corporation Enel S.p.A.

11.1 Balances and transactions with related parties

The balances of accounts receivable and payable between the Company and its non-consolidated related companies are as follows:

a)	Receivables from related companies

							Balance as of
							Current		Non-current
Taxpayer ID No. (RUT)	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Foreign	Enel Latinoamérica S.A	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	—	108,438	—	—
Foreign	Enel Latinoamérica S.A	Spain	Common Immediate Parent	Ar$	Dividends	Less than 90 days	—	15,713	—	—
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	CH$	Other services	More than 90 days	13,077	61,852	—	—
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	CP	Other services	More than 90 days	28,628	—	—	—
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	Euros	Other services	More than 90 days	5,833	—	—	—
96.524.140-K	Empresa Eléctrica Panguipulli S.A.(*)	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	—	273,705	—	—
96.880.800-1	Empresa Eléctrica Puyehue S.A. (*)	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	—	64	—	—
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	CP	Other services	Less than 90 days	30,373	26,514	—	—
Foreign	Endesa Operaciones y Servicios Comerciales	Spain	Common Immediate Parent	CP	Other services	Less than 90 days	114,758	78,172	—	—
Foreign	SACME	Argentina	Associate	Ar$	Other services	Less than 90 days	42,003	47,811	355,485	486,605
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	CH$	Other services	Less than 90 days	—	846,807	—	—
Foreign	Enel Iberoamérica S.R.L.	Spain	Parent	CP	Other services	Less than 90 days	3,276	—	—	—
Foreign	Enel Iberoamérica S.R.L.	Spain	Parent	Euros	Other services	Less than 90 days	931,267	—	—	—
96.806.130-5	Electrogas S.A.(*)	Chile	Associate	CH$	Dividends	Less than 90 days	—	1,477,177	—	—
76.788.080-4	GNL Quintero S.A. (*)	Chile	Associate	CH$	Energy sales	Less than 90 days	—	649,986	—	—
76.418.940-k	GNL Chile S.A. (*)	Chile	Associate	US$	Advance natural gas purchases	Less than 90 days	—	11,845,926	—	—
76.418.940-k	GNL Chile S.A. (*)	Chile	Associate	US$	Other services	Less than 90 days	—	1,644,650	—	—
76.418.940-k	GNL Chile S.A. (*)	Chile	Associate	US$	Loans	Less than 90 days	—	549,359	—	—
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	CP	Energy sales	Less than 90 days	553,472	513,804	—	—
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	CP	Other services	Less than 90 days	216,682	130,431	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	36,067	36,067	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Commodity derivatives	Less than 90 days	—	99,662	—	—
Foreign	Enel Ingegneria e Ricerca	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	—	10,299	—	—
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	—	3,256	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA(*)	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	—	21,647	—	—
Foreign	Enel S.p.A.	Italy	Parent	CH$	Other services	Less than 90 days	99,972	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	145,858	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	CP	Other services	Less than 90 days	116,940	—	—	—
Foreign	Enel Green Power Cristal Eolica	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	343	—	—	—
Foreign	Enel Green Power Emiliana Eolica Sa	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	460	—	—	—
Foreign	Enel Green Power Joana Eolica Sa	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	460	—	—	—
Foreign	Enel Green Power Modelo I Eolica SA	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	538	—	—	—
Foreign	Enel Green Power Modelo II Eolica SA	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	469	—	—	—
Foreign	Enel Green Power Primavera Eolica	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	344	—	—	—
Foreign	Enel Green Power SAO Judas Eolica	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	341	—	—	—
Foreign	Enel Green Power Tacaicó Eólica Sa	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	263	—	—	—
Foreign	Enel Green Power Pedra Do Gerônimo Eólic	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	429	—	—	—
Foreign	Enel Green Power Pau Ferro Eólica Sa	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	429	—	—	—
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	CH$	Other services	Less than 90 days	15,306	—	—	—
Foreign	Enel Green Power Colombia	Colombia	Common Immediate Parent	CP	Other services	Less than 90 days	978,185	—	—	—
Foreign	Enel Green Power Participaçôes Ltda.	Brazil	Common Immediate Parent	US$	Other services	Less than 90 days	21,454	—	—	—
Foreign	Enel Soluçôes Energeticas	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	54	—	—	—
Foreign	Enel Green Power Maniçoba	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	626	—	—	—
Foreign	Enel Green Power Esperanca	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	585	—	—	—
Foreign	Enel Green Power Damascena	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	624	—	—	—
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	CP	Other services	Less than 90 days	207,814	—	—	—

Total							3,566,930	18,441,340	355,485	486,605

(*)	As of December 31, 2015, the receivable balances have been classified in the statement of financial position as non-current assets or disposal groups held for sale or held for distribution to owners.

The accompanying notes are an integral part of these consolidated financial statements

b)	Accounts payable to related companies

							Balance as of
							Current		Non-current
Taxpayer ID No. (RUT)	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Foreign	Enel Latinoamérica S.A	Spain	Common Immediate Parent	Ar$	Dividends	Less than 90 days	59,416	77,779	—	—
Foreign	Enel Latinoamérica S.A	Spain	Common Immediate Parent	CH$	Dividends	Less than 90 days	58,897,984	73,806,006	—	—
Foreign	Enel Latinoamérica S.A.	Spain	Common Immediate Parent	CP	Other services	Less than 90 days	40,920	—	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A. (*)	Chile	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	—	1,708,804	—	—
Foreign	SACME	Argentina	Associate	Ar$	Other services	Less than 90 days	161,015	163,661	—	—
96.806.130-5	Electrogas S.A.(*)	Chile	Associate	CH$	Other services	Less than 90 days	—	335,962	—	—
76.418.940-k	GNL Chile S.A. (*)	Chile	Associate	US$	Natural gas purchases	Less than 90 days	—	19,808,375	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Fuel purchases	Less than 90 days	—	2,881,032	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	28,617	—	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Commodity derivatives	Less than 90 days	—	1,102,253	—	—
Foreign	Enel Iberoamérica SRL	Spain	Parent	CH$	Dividends	Less than 90 days	29,658,243	37,165,229	—	—
Foreign	Enel Iberoamérica SRL	Spain	Parent	CP	Other services	Less than 90 days	302,025	25,746	—	—
Foreign	Enel Iberoamérica SRL	Spain	Parent	CH$	Other services	Less than 90 days	—	296,242	—	—
Foreign	Enel Iberoamérica SRL	Spain	Parent	Euros	Other services	Less than 90 days	414,397	305,654	—	—
Foreign	Enel Iberoamérica SRL	Spain	Parent	Real	Other services	Less than 90 days	384,082	41,136	—	—
Foreign	Enel Iberoamérica SRL	Spain	Parent	Sol	Other services	Less than 90 days	—	9,900	—	—
Foreign	Enel Iberoamérica SRL	Spain	Parent	Ar$	Other services	Less than 90 days	173,687	68,371	—	—
Foreign	Enel Iberoamérica SRL	Spain	Parent	US$	Other services	Less than 90 days	—	767,673	—	—
Foreign	Enel Distribuzione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	—	73,730	—	—
Foreign	Enel Distribuzione	Italy	Common Immediate Parent	CP	Other services	Less than 90 days	194,151	415,824	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	—	99,837	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	CP	Other services	Less than 90 days	184,373	—	—	—
Foreign	Enel Ingegneria e Ricerca	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	1,513,001	2,024,190	—	—
Foreign	Enel Ingegneria e Ricerca	Italy	Common Immediate Parent	CP	Other services	Less than 90 days	192,920	243,076	—	—
Foreign	Enel Ingegneria e Ricerca	Italy	Common Immediate Parent	Real	Other services	Less than 90 days	—	553,346	—	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda. (*)	Chile	Joint Venture	CH$	Other services	Less than 90 days	—	157,762	—	—
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	CP	Energy purchases	Less than 90 days	1,121,851	1,029,940	—	—
Foreign	Enel Green Power Spain SL	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	—	23,982	—	—
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	—	129,492	—	—
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	74,089	—	—	—
Foreign	Parque Eolico Cristal	Brazil	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	—	365,620	—	—
Foreign	Enel S.p.A.	Italy	Parent	Real	Other services	Less than 90 days	12,027,207	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	2,841,305	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	9,039	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	CP	Other services	Less than 90 days	59,242	—	—	—
Foreign	Enel Green Power Emiliana Eolica Sa	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	152,859	—	—	—
Foreign	Enel Green Power Joana Eolica Sa	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	110,781	—	—	—
Foreign	Enel Green Power Modelo I Eolica SA	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	234,876	—	—	—
Foreign	Enel Green Power Modelo II Eolica SA	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	157,329	—	—	—
Foreign	Enel Green Power Tacaicó	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	72,411	—	—	—
Foreign	Enel Green Power Pedra Do Gerônimo Eólic	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	183,859	—	—	—
Foreign	Enel Green Power Pau Ferro Eólica Sa	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	195,699	—	—	—
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	—	—	—	—
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	82,220	—	—	—
Foreign	Enel Green Power Desenvolvimiento Ltda	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	286,224	—	—	—
Foreign	Enel Green Power Brasil	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	19,140	—	—	—
Foreign	Enel Green Power Italia	Italy	Common Immediate Parent	CP	Other services	Less than 90 days	64,546	—	—	—

Total							109,897,508	143,680,622	—	—

(*)	As of December 31, 2015, the payable balances have been classified in the statement of financial position as non-current assets or disposal groups held for sale or held for distribution to owners.

The accompanying notes are an integral part of these consolidated financial statements

c)	Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

Taxpayer ID No. (RUT)	Company	Country	Relationship	Description of Transaction	12-31-2015 Total ThCh$	12-31-2014 Total ThCh$	12-31-2013 Total ThCh$
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Other operating income	275,290	55,980	99,654
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Natural gas sales	14,604,841	—	21,397,171
Foreign	Enel Latinoamérica S.A	Spain	Common Immediate Parent	Interest on financial debt	—	—	(1,654,945)
Foreign	Enel Latinoamérica S.A	Spain	Common Immediate Parent	Other fixed operating expenses	(107,759)	(35,921)	(314,422)
Foreign	Endesa Generación	Spain	Common Immediate Parent	Fuel consumption	(15,030,911)	(30,318,202)	(47,540,061)
Foreign	Endesa Generación	Spain	Common Immediate Parent	Other fixed operating expenses	(120,896)	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	Other operating income	—	17,157	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	Commodity derivatives	(2,144,063)	(2,521,138)	—
76.418.940-k	GNL Chile S.A. (*)	Chile	Associate	Natural gas consumption	(123,964,573)	(114,115,041)	(60,095,868)
76.418.940-k	GNL Chile S.A. (*)	Chile	Associate	Natural gas transportation	(52,195,582)	(39,638,398)	(34,796,720)
76.418.940-k	GNL Chile S.A. (*)	Chile	Associate	Other services rendered	54,377	56,042	769,402
76.418.940-k	GNL Chile S.A. (*)	Chile	Associate	Other financial income	81,749	58,169	40,124
76.788.080-4	GNL Quintero S.A. (*)	Chile	Associate	Energy sales	3,260,734	2,671,120	2,808,698
76.788.080-4	GNL Quintero S.A. (*)	Chile	Associate	Electricity tolls	151,088	47,263	—
76.788.080-4	GNL Quintero S.A. (*)	Chile	Associate	Other services rendered	650,390	956,854	835,543
Foreign	SACME	Argentina	Associate	Outsourced services	(1,969,563)	(1,407,349)	(1,317,402)
96.880.800-1	Empresa Eléctrica Puyehue S.A. (*)	Chile	Common Immediate Parent	Energy purchases	—	(3,805)	(109,699)
96.880.800-1	Empresa Eléctrica Puyehue S.A. (*)	Chile	Common Immediate Parent	Electricity tolls	—	(12,399)	—
96.880.800-1	Empresa Eléctrica Puyehue S.A. (*)	Chile	Common Immediate Parent	Energy sales	—	34,253	227,765
96.524.140-K	Empresa Eléctrica Panguipulli S.A. (*)	Chile	Common Immediate Parent	Energy purchases	(10,600,564)	(10,113,496)	(6,118,816)
96.524.140-K	Empresa Eléctrica Panguipulli S.A. (*)	Chile	Common Immediate Parent	Electricity tolls	(292,198)	(260,495)	—
96.524.140-K	Empresa Eléctrica Panguipulli S.A. (*)	Chile	Common Immediate Parent	Other services rendered	392,312	197,812	—
96.524.140-K	Empresa Eléctrica Panguipulli S.A. (*)	Chile	Common Immediate Parent	Energy sales	286,833	942,615	356,056
Foreign	Enel Iberoamérica S.R.L.	Spain	Parent	Other fixed operating expenses	(1,175,297)	(2,860,930)	(2,010,628)
Foreign	Enel Iberoamérica S.R.L.	Spain	Parent	Other operating income	3,491	—	—
96.806.130-5	Electrogas S.A. (*)	Chile	Associate	Gas tolls	(3,296,956)	(3,409,581)	(2,734,877)
96.806.130-5	Electrogas S.A. (*)	Chile	Associate	Fuel consumption	(952,044)	(434,289)	(428,555)
Foreign	Endesa Operaciones y Servicios	Spain	Common Immediate Parent	Other operating income	172,728	163,226	134,775
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Other services rendered	1,188,564	—	236,173
Foreign	Enel Ingegneria Ricerca	Italy	Common Immediate Parent	Other services rendered	35,773	33,970	32,569
Foreign	Enel Ingegneria Ricerca	Italy	Common Immediate Parent	Other fixed operating expenses	(2,241,294)	(708,903)	(1,196,294)
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Energy sales	4,263,174	3,250,149	9,146,049
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Other operating income	—	—	186,496
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Other services rendered	2,951,317	3,142,758	2,624,191
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Other financial income	—	—	868,710
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Electricity tolls	(1,725,582)	(1,731,368)	(1,367,029)
76.652.400-1	Centrales Hidroeléctricas de Aysen S.A. (*)	Chile	Joint Venture	Other financial income	—	23,891	46,444
76.652.400-1	Centrales Hidroeléctricas de Aysen S.A. (*)	Chile	Joint Venture	Other services rendered	(9,322)	—	10,281
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1) (*)	Chile	Joint Venture	Energy purchases	—	(3,322,616)	(9,295,172)
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1) (*)	Chile	Joint Venture	Natural gas transportation	—	(7,764,442)	(20,937,075)
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1) (*)	Chile	Joint Venture	Energy sales	—	1,858,318	95,845
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1) (*)	Chile	Joint Venture	Other financial income	—	229,609	489,864
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1) (*)	Chile	Joint Venture	Other fixed operating expenses	—	(5,487)	(219,671)
77.017.930-0	Transmisora Eléctrica de Quillota Ltda. (*)	Chile	Joint Venture	Electricity tolls	(1,473,974)	(1,378,743)	(1,243,417)
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	Other operating income	36,266	57,623	—
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	Other fixed operating expenses	(174,638)	—	—
Foreign	Compañía Energética Veracruz S.A.C.	Peru	Common Immediate Parent	Other services rendered	—	3,022	—
Foreign	Enel Trade SpA	Italy	Common Immediate Parent	Other operating income	—	3,222	—
Foreign	Enel Trade SpA	Italy	Common Immediate Parent	Other fixed operating expense	(216,437)	—	—
Foreign	Enel Trade SpA	Italy	Common Immediate Parent	Commodity derivatives	(833,366)	—	—
76.321.458-3	Sociedad Almeyda Solar SpA(*)	Chile	Common Immediate Parent	Energy purchases	(3,264,764)	—	—
76.321.458-3	Sociedad Almeyda Solar SpA(*)	Chile	Common Immediate Parent	Electricity tolls	(153,929)	—	—
76.321.458-3	Sociedad Almeyda Solar SpA(*)	Chile	Common Immediate Parent	Other services rendered	109,891	—	—
76.321.458-3	Sociedad Almeyda Solar SpA(*)	Chile	Common Immediate Parent	Energy sales	87,062	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A. (*)	Chile	Common Immediate Parent	Energy purchases	(14,929,463)	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A. (*)	Chile	Common Immediate Parent	Energy sales	670,035	—	—
Foreign	Enel SpA	Italy	Parent	Other fixed operating expense	(13,567,378)	—	—
Foreign	Enel SpA	Italy	Parent	Other fixed operating expense	(72,057)	—	—
Foreign	Enel SpA	Italy	Parent	Other operating income	124,626	—	—
Foreign	Enel Italia	Italy	Common Immediate Parent	Other fixed operating expense	(168,463)	—	—
76.179.024-2	Parque Eolico Tal Tal S.A. (*)	Chile	Common Immediate Parent	Energy purchases	(26,456,188)	—	—
76.179.024-2	Parque Eolico Tal Tal S.A. (*)	Chile	Common Immediate Parent	Energy sales	217,448	—	—
Foreign	Quatiara Energía S.A.	Brazil	Common Immediate Parent	Energy purchases	(65,275)	—	—
Foreign	Enel Green Power Cristal Eolica	Brazil	Common Immediate Parent	Other services rendered	5,404	—	—
Foreign	Enel Green Power SAO Judas Eolica	Brazil	Common Immediate Parent	Other services rendered	5,380	—	—
Foreign	Enel Green Power Primavera Eolica	Brazil	Common Immediate Parent	Other services rendered	5,430	—	—
Foreign	Enel Green Power Emiliana Sa	Brazil	Common Immediate Parent	Energy purchases	(1,982,654)	—	—
Foreign	Enel Green Power Emiliana Sa	Brazil	Common Immediate Parent	Other services rendered	7,802	—	—
Foreign	Enel Green Power Joana Sa	Brazil	Common Immediate Parent	Energy purchases	(1,463,855)	—	—
Foreign	Enel Green Power Joana Sa	Brazil	Common Immediate Parent	Other services rendered	7,208	—	—
Foreign	Enel Green Power Pau Ferro Eólica Sa	Brazil	Common Immediate Parent	Energy purchases	(2,397,927)	—	—
Foreign	Enel Green Power Pau Ferro Eólica Sa	Brazil	Common Immediate Parent	Other services rendered	3,523	—	—
Foreign	Enel Green Power Pedra Do Gerônimo Eólic	Brazil	Common Immediate Parent	Energy purchases	(2,313,314)	—	—

The accompanying notes are an integral part of these consolidated financial statements

Taxpayer ID No. (RUT)	Company	Country	Relationship	Description of Transaction	12-31-2015 Total ThCh$	12-31-2014 Total ThCh$	12-31-2013 Total ThCh$
Foreign	Enel Green Power Pedra Do Gerônimo Eólic	Brazil	Common Immediate Parent	Other services rendered	3,461	—	—
Foreign	Enel Green Power Tacaicó Eólica Sa	Brazil	Common Immediate Parent	Energy purchases	(910,249)	—	—
Foreign	Enel Green Power Tacaicó Eólica Sa	Brazil	Common Immediate Parent	Other services rendered	2,124	—	—
Foreign	Enel Green Power Modelo I Eolica SA	Brazil	Common Immediate Parent	Energy purchases	(2,978,980)	—	—
Foreign	Enel Green Power Modelo I Eolica SA	Brazil	Common Immediate Parent	Other services rendered	7,114	—	—
Foreign	Enel Green Power Modelo II Eolica SA	Brazil	Common Immediate Parent	Energy purchases	(1,997,894)	—	—
Foreign	Enel Green Power Modelo II Eolica SA	Brazil	Common Immediate Parent	Other services rendered	6,218	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	Other fixed operating expense	(403,404)	—	—
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	Other services rendered	16,312	—	—
Foreign	Enel Green Power Italia	Italy	Common Immediate Parent	Other fixed operating expense	(68,787)	—	—
Foreign	Enel Green Power Damascena S.A.	Brazil	Common Immediate Parent	Other services rendered	2,723	—	—
Foreign	Enel Green Power Esperança S.A.	Brazil	Common Immediate Parent	Other services rendered	2,545	—	—
Foreign	Enel Green Power Maniçoba S.A.	Brazil	Common Immediate Parent	Other services rendered	2,723	—	—
Foreign	Enel Solucoes Energeticas Ltda	Brazil	Common Immediate Parent	Other services rendered	298	—	—
Foreign	Yacylec	Argentina	Associate	Other services rendered	12,886	—	—
Foreign	Yacylec	Argentina	Associate	Other services rendered	(122,237)	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA (*)	Chile	Common Immediate Parent	Energy sales	153,158	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA (*)	Chile	Common Immediate Parent	Energy purchases	(505,404)	(5,141,912)	(1,148,277)

Total					(262,484,943)	(211,381,462)	(152,123,118)

(*)	For the year ended December 31, 2015, 2014 and 2013, the effects on profit or loss of the transactions with related companies in Chile have been classified as discontinued operations in the consolidated statement of comprehensive income.

(1)	See Notes 2.4.1, 6 and 14.

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

•	180 UF as a fixed monthly fee, and

•	66 UF as per diem for each Board meeting attended.

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

This remuneration is broken down as follows:

•	60.00 UF as a fixed monthly fee, and

•	22.00 UF as per diem for each Board meeting attended.

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

The accompanying notes are an integral part of these consolidated financial statements

The following tables show details of the compensation paid to the members of the Board of Directors of Enersis Américas for the years ended December 31, 2015, 2014 and 2013:

Taxpayer ID No. (RUT)	Name	Position	12-31-2015
			Period in position	Enersis Américas Board ThCh$	Board of Subsidiaries ThCh$	Directors’ Committee ThCh$
Foreigner	Francisco de Borja Acha Besga (1)	Chairman	June - December 2015	—	—	—
5.710.967-K	Pablo Yrarrázaval Valdés (1)	Chairman	Year 2014	20,184	—	—
6.243.657-3	Jorge Rosenblut Ratinoff (1)	Chairman	January - June 2015	77,861	—	—
Foreigner	Francesco Starace (2)	Vice Chairman	June - December 2015	—	—	—
Foreigner	Borja Prado Eulate	Vice Chairman	January - April 2015	45,292	—	—
7.052.890-8	Carolina Schmidt Zaldivar (3)	Director	January - June 2015	33,532	—	8,745
4.975.992-4	Herman Chadwick Piñera (3)	Director	June - December 2015	53,679	—	21,428
6.429.250-1	Rafael Fernández Morandé	Director	January -December 2015	97,303	—	36,914
4.132.185-7	Hernán Somerville Senn	Director	January -December 2015	95,613	—	36,914
Foreigner	Andrea Brentan	Director	January - April 2015	22,743	—	—
5.719.922-9	Leonidas Vial Echeverría (3)	Director	Year 2014	14,785	—	—
Foreigner	Alberto de Paoli (4)	Director	January - December 2015	—	—	—
Foreigner	Francesca Di Carlo (5)	Director	April - December 2015	—	—	—

TOTAL				460,992	—	104,001

Taxpayer ID No. (RUT)	Name	Position	12-31-2014
			Period in position	Enersis Américas Board ThCh$	Board of Subsidiaries ThCh$	Directors’ Committee ThCh$
5.710.967-K	Pablo Yrarrázaval Valdés (1)	Chairman	January - October 2014	98,698	—	—
6.243.657-3	Jorge Rosenblut Ratinoff	Chairman	November -December 2014	25,414	—	—
Foreigner	Borja Prado Eulate	Vice Chairman	January - December 2014	86,425	—	—
7.052.890-8	Carolina Schmidt Zaldivar	Director	November - December 2014	13,038	—	3,192
5.719.922-9	Leonidas Vial Echeverría	Director	January - October 2014	47,758	—	14,236
6.429.250-1	Rafael Fernández Morandé	Director	January - December 2014	60,779	—	18,731
4.132.185-7	Hernán Somerville Senn	Director	January - December 2014	62,387	—	18,731
Foreigner	Andrea Brentan	Director	January - December 2014	19,738	—	—

TOTAL				414,237	—	54,890

Taxpayer ID No. (RUT)	Name	Position	12-31-2013
			Period in position	Enersis Américas Board ThCh$	Board of Subsidiaries ThCh$	Directors’ Committee ThCh$
5.710.967-K	Pablo Yrarrázaval Valdés	Chairman	January - December 2013	110,323	—	—
Foreigner	Borja Prado Eulate	Vice Chairman	April - September 2013	52,523	—	—
48.070.966-7	Rafael Miranda Robredo	Director	January - December 2013	18,639	—	—
5.719.922-9	Leonidas Vial Echeverría	Director	January - December 2013	50,598	—	15,859
6.429.250-1	Rafael Fernández Morandé	Director	January - December 2013	55,162	—	16,691
4.132.185-7	Hernán Somerville Senn	Director	January -December 2013	53,638	—	16,276
5.715.860-3	Eugenio Tironi Barrios	Director	January - April 2013	20,146	—	—

TOTAL				361,029	—	48,826

(1)	Mr. Jorge Rosenblut became Chairman on November 4, 2014, replacing Pablo Yrarrázaval, who served until October 28, 2014. On June 30, 2015, Mr. Jorge Rosenblut resigned to his position and Mr. Francisco de Borja Acha Besga was appointed as Chairman.
(2)	Mr. Francesco Starace became Vice Chairman on April 28, 2015. He is not remunerated
(3)	Ms. Carolina Schmidt became a Director on November 4, 2014, replacing Leonidas Vial, who served until October 30, 2014. On June 26, 2015, Ms. Carolina Schmidt resigned to her position and Mr. Herman Chadwick Piñera replaced her as Director on June 30, 2015.
(4)	Mr. Alberto de Paoli was appointed to the Board of Directors member in November 2014. He is not remunerated
(5)	Ms. Francesca Di Carlo was appointed to the Board of Directors member on April 28, 2015. He is not remunerated.

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

The accompanying notes are an integral part of these consolidated financial statements

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

b) Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

11.4  Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the price of Enersis Américas stock.

12.	INVENTORIES.

The detail of inventories as of December 31, 2015 and 2014 is as follows:

Classes of Inventories	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$
Goods	872,084	1,270,326
Supplies for Production	16,060,887	43,547,980
Gas	—	1,407,285
Oil	13,602,708	20,642,086
Coal	2,458,179	21,498,609
Other inventories (*)	78,124,926	88,701,848

Total	95,057,897	133,520,154

Detail of other inventories
(*) Other inventories	78,124,926	88,701,848
Supplies for projects and spare parts	22,871,137	71,641,346
Electrical materials	55,253,789	17,060,502

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

As of December 31, 2015 and 2014, no inventories have been written down.

The accompanying notes are an integral part of these consolidated financial statements

13.	CURRENT TAX ASSETS AND LIABILITIES.

The detail of current tax receivables as of December 31, 2015 and 2014 is as follows:

Tax Receivables	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Monthly provisional tax payments	45,274,710	59,831,897
Tax credit for absorbed profits	47,244	20,104,186
Tax credit for training expenses	80,000	301,800
Tax credits from dividends received abroad	—	28,047,776
Other	2,052,634	2,286,863

Total	47,454,588	110,572,522

The detail of current tax payables as of December 31, 2015 and 2014 is as follows:

	Balance as of
Tax Payables	12-31-2015 ThCh$	12-31-2014 ThCh$
Income tax	142,607,960	115,472,313

Total	142,607,960	115,472,313

The accompanying notes are an integral part of these consolidated financial statements

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD.

14.1. Investments accounted for using the equity method

a.	The following tables present the changes in shareholders’ equity of the Group’s equity method investments during the years 2015 and year 2014:

Taxpayer ID No.	Changes in Investments in Associates	Relationship	Country	Currency	Ownership Interest	Balance as of 01/01/2015 ThCh$	Additions ThCh$	Share of Profit (Loss) ThCh$	Dividends declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Other Increases (Decreases) ThCh$	Balance as of 12/31/2015 ThCh$	Transfer to assets held for distribution to owners ThCh$	Balance as of 12/31/2015 ThCh$
Foreign	Yacylec S.A.	Associate	Argentina	Argentine peso	22.22%	453,015	—	(132,598)	—	(77,008)	—	—	243,409	—	243,409
Foreign	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	19,657	—	34,434	—	(39,064)	—	—	15,027	—	15,027
Foreign	Distribuidora Eléctrica de Cundinamarca S.A.	Joint Venture	Colombia	Colombian peso	49.00%	32,795,615	—	752,621	—	(4,079,210)	25,442	—	29,494,468	—	29,494,468
Foreign	Central Termica Manuel Belgrano	Associate	Argentina	Argentine peso	25.60%	—	9,127	1,415,471	(619,792)	(181,731)	—	—	623,075	—	623,075
Foreign	Central Termica San Martin	Associate	Argentina	Argentine peso	25.60%	—	9,127	1,263,043	(531,712)	(167,201)	—	—	573,257	—	573,257
Foreign	Central Vuelta Obligado S.A.	Associate	Argentina	Argentine peso	40.90%	—	14,509	—	—	(3,300)	—	—	11,209	—	11,209
96.806.130-5	Electrogas S.A.(4)	Associate	Chile	U.S. dollar	42.50%	10,777,659	—	5,121,427	(4,398,423)	1,120,075	(577,862)	—	12,042,876	(12,042,876)	—
76.788.080-4	GNL Quintero S.A.(4)	Associate	Chile	U.S. dollar	20.00%	15,198,935	—	4,534,344	(4,449,179)	1,852,923	—	—	17,137,023	(17,137,023)	—
76.418.940-K	GNL Chile S.A.(4)	Associate	Chile	U.S. dollar	33.33%	1,818,168	—	495,389	—	348,472	—	—	2,662,029	(2,662,029)	—
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.(4)	Joint Venture	Chile	Chilean peso	51.00%	6,144,557	2,550,000	(2,414,264)	—	—	—	—	6,280,293	(6,280,293)	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.(4)	Joint Venture	Chile	Chilean peso	50.00%	6,426,004	—	1,168,149	—	—	—	—	7,594,153	(7,594,153)	—

					TOTALES	73,633,610	2,582,763	12,238,016	(9,999,106)	(1,226,044)	(552,420)	—	76,676,819	(45,716,374)	30,960,445

Taxpayer ID No.	Changes in Investments in Associates	Relationship	Country	Currency	Ownership Interest	Balance as of 01/01/2014 ThCh$	Additions ThCh$	Share of Profit (Loss) ThCh$	Dividends declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Other Increases (Decreases) ThCh$	Balance as of 12/31/2014 ThCh$	Transfer to assets held for distribution to owners ThCh$	Balance as of 12/31/2014 ThCh$
Foreign	Yacylec S.A.	Associate	Argentina	Argentine peso	22.22%	550,047	—	(35,735)	—	(61,297)	—	—	453,015	—	453,015
Foreign	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	21,641	—	34,719	—	(36,703)	—	—	19,657	—	19,657
Foreign	Distribuidora Eléctrica de Cundinamarca S.A.	Joint Venture	Colombia	Colombian peso	49.00%	33,083,016	—	2,561,039	—	(2,293,359)	—	(555,081)	32,795,615	—	32,795,615
96.806.130-5	Electrogas S.A.	Associate	Chile	U.S. dollar	42.50%	9,682,324	—	4,566,154	(4,239,280)	847,016	31,475	(110,030)	10,777,659	—	10,777,659
76.788.080-4	GNL Quintero S.A.	Associate	Chile	U.S. dollar	20.00%	4,797,508	—	5,808,748	(6,897,599)	311,747	13,445,396	(2,266,865)	15,198,935	—	15,198,935
76.418.940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	559,615	—	1,099,143	—	159,410	—	—	1,818,168	—	1,818,168
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.(2)	Joint Venture	Chile	Chilean peso	51.00%	69,684,864	3,315,000	(69,525,874)	—	—	—	2,670,567	6,144,557	—	6,144,557
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Chile	Chilean peso	50.00%	6,073,897	—	585,051	—	—	—	(232,944)	6,426,004	—	6,426,004
76.014.570-K	Inversiones GasAtacama Holding Ltda.(1)	Joint Venture	Chile	U.S. dollar	50.00%	123,627,968	—	3,053,468	—	8,919,246	—	(135,600,682)	—	—	—

					TOTALES	248,080,880	3,315,000	(51,853,287)	(11,136,879)	7,846,060	13,476,871	(136,095,035)	73,633,610	—	73,633,610

(1)	In April 2014, the company Inversiones GasAtacama Holding Ltda. became a subsidiary and since then it is included in the consolidation (see Notes 2.4.1 and 6).
(2)	The loss recognized in 2014 includes an impairment of ThCh$69,066,857 as a result of the uncertainty about the recoverability of this investment (see Note 36.5).
(3)	The share of profit (loss) from continuing operations is ThCh$3,332,971 and ThCh$2,560,023 for the years ended December 31, 2015 and 2014.
(4)	As of December 31, 2015, these equity method investments have been classified as non-current assets held for distribution to owners.

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

The following tables set forth financial information as of December 31, 2015 and 2014, from the Financial Statements of the investments in associates where the Group has significant influence:

	12-31-2015
Investments with Significant Influence	% Ownership Interest Direct / Indirect	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$	Other Comprehensive Income ThCh$	Comprehensive Income ThCh$
GNL Chile S.A (*)	33.33%	73,289,529	19,843,392	59,207,958	25,938,077	655,759,390	(654,273,074)	1,486,316	1,045,519	2,531,835
GNL Quintero S.A. (*)	20.00%	154,169,202	679,246,875	22,104,679	725,626,283	130,540,774	(107,869,054)	22,671,720	9,264,617	31,936,337
Electrogas S.A. (*)	42.50%	9,800,478	46,815,192	12,191,561	16,087,931	23,546,048	(10,624,229)	12,921,819	1,275,795	14,197,614
Yacylec S.A.	22.22%	1,810,275	193,569	868,193	40,198	1,377,810	(1,974,559)	(596,749)	(346,568)	(943,317)

	12-31-2014
Investments with Significant Influence	% Ownership Interest Direct / Indirect	Current Assets ThCh$	Non-current assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$	Other Comprehensive Income ThCh$	Comprehensive Income ThCh$
GNL Chile S.A	33.33%	73,425,419	81,983	64,329,604	3,723,224	732,138,386	(728,840,589)	3,297,797	478,277	3,776,074
GNL Quintero S.A	20.00%	98,325,654	597,812,711	20,036,542	600,107,009	117,435,890	(99,726,467)	17,709,423	68,785,714	86,495,137
Electrogas S.A.	42.50%	6,085,889	43,289,210	10,076,915	13,938,983	19,635,597	(9,150,599)	10,484,998	2,067,038	12,552,036
Yacylec S.A.	22.22%	2,027,688	774,429	717,301	46,046	1,348,659	(1,509,482)	(160,823)	(275,865)	(436,688)

(*)	As of December 31, 2015, these investments in associates have been classified as non-current assets held for distribution to owners.

Appendix 3 to these consolidated financial statements provides information on the main activities of our associated companies and the ownership interest the Group holds in them.

None of our associates have published price quotations.

-	Joint ventures

The following tables present information from the financial statements as of December 31, 2015 and 2014, on the main joint ventures:

	Centrales Hidroeléctricas de Aysén S.A. (*)		Transmisora Eléctrica de Quillota Ltda. (*)		Distribuidora Eléctrica de Cundinamarca S.A.
% Ownership	51.0% 12/31/2015 ThCh$	51.0% 12/31/2014 ThCh$	50.0% 12/31/2015 ThCh$	50.0% 12/31/2014 ThCh$	48.997% 12/31/2015 ThCh$	48.997% 12/31/2014 ThCh$
Total current assets	502,938	485,966	5,336,516	4,426,445	14,988,328	13,918,600
Total non-current assets	15,159,321	15,026,706	12,148,544	11,420,593	127,123,136	140,233,080
Total current liabilities	3,290,947	3,419,214	466,485	1,159,095	16,616,178	16,252,424
Total non-current liabilities	56,685	45,348	1,830,272	1,835,937	55,374,521	60,107,487
Cash and cash equivalents	428,440	319,670	4,884,645	3,930,814	2,789,518	3,750,964
Other current financial liabilities	—	—	—	—	1,081,545	116,008
Other non-current financial liabilities	—	—	—	—	23,230,972	22,738,158
Revenues	—	—	2,852,803	2,672,950	86,666,633	89,367,706
Depreciation and amortization expense	—	(52,978)	(748,171)	(738,927)	(8,773,063)	(7,400,833)
Impairment losses	—	(131,894,113)	—	—	—	—
Interest income	20,009	479,518	1,678,801	88,597	633,204	642,775
Interest expense	—	—	—	—	(3,100,381)	(3,017,696)
Income tax expense	(8,586)	—	(679,715)	(205,839)	(5,237,742)	(4,702,120)
Profit (loss)	(4,733,482)	(136,325,281)	2,336,297	1,170,102	1,926,420	6,820,089
Other comprehensive income	—	—	—	—	(8,273,502)	(4,680,612)
Comprehensive income	(4,733,482)	(136,325,281)	2,336,297	1,170,102	(6,347,082)	2,139,477

The accompanying notes are an integral part of these consolidated financial statements

(*)	As of December 31, 2015, these investments in joint ventures have been classified as non-current assets held for distribution to owners.

See Appendix 3

c.	There are no significant commitments and contingencies, or restrictions on funds transfers to its owners in associated companies and joint ventures.

15.	INTANGIBLE ASSETS OTHER THAN GOODWILL.

The following table presents intangible assets as of December 31, 2015 and 2014:

Intangible Assets, Net	12-31-2015 ThCh$	12-31-2014 ThCh$
Intangible Assets, Net	981,399,272	1,168,212,056
Easements and water rights	27,572,798	44,841,692
Concessions, Net(1)(*)	905,374,088	1,055,986,162
Development costs	17,805,648	14,833,312
Patents, registered trademarks and other rights	2,431,516	2,206,341
Computer software	28,105,416	49,549,321
Other identifiable intangible assets	109,806	795,228

Intangible Assets, Gross	12-31-2015 ThCh$	12-31-2014 ThCh$
Intangible Assets, Gross	1,943,902,048	2,376,332,904
Easements and water rights	36,770,284	54,963,685
Concessions	1,788,421,395	2,135,095,221
Development costs	26,126,552	24,281,499
Patents, registered trademarks and other rights	11,285,432	11,465,938
Computer software	79,169,384	140,953,212
Other identifiable intangible assets	2,129,001	9,573,349

Intangible Assets, Amortization and Impairment	12-31-2015 ThCh$	12-31-2014 ThCh$
Accumulated Amortization and Impairment, Total	(962,502,776)	(1,208,120,848)
Identifiable intangible assets	(962,502,776)	(1,208,120,848)
Easements and water rights	(9,197,486)	(10,121,993)
Concessions	(883,047,307)	(1,079,109,059)
Development costs	(8,320,904)	(9,448,187)
Patents, registered trademarks and other rights	(8,853,916)	(9,259,597)
Computer software	(51,063,968)	(91,403,891)
Other identifiable intangible assets	(2,019,195)	(8,778,121)

(1)	The detail of concessions is the following:

Concession Holder	12-31-2015 ThCh$	12-31-2014 ThCh$
Ampla Energia e Servicios S.A. (Distribution)	543,414,668	637,287,020
Compañía Energetica do Ceara S.A. (Distribution)	361,959,420	418,699,142

TOTAL	905,374,088	1,055,986,162

(*)	See Note 3d.1)

The accompanying notes are an integral part of these consolidated financial statements

The reconciliations of the carrying amounts of intangible assets during the period 2015 and year 2014 are as follows:

                2015

Changes in Intangible Assets	Development Costs	Easements	Concessions	Patents, Registered Trademarks and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance as of 1/1/2015	14,833,312	44,841,692	1,055,986,162	2,206,341	49,549,321	795,228	1,168,212,056
Changes in identifiable intangible assets
Increases other than from business combinations	5,588,626	317,865	230,687,290	1,208,396	19,091,097	—	256,893,274
Increase (decrease) from exchange differences, net	(540,471)	(2,335,864)	(236,814,024)	(303,835)	(3,107,703)	15,908	(243,085,989)
Amortization (1)	(36,351)	(1,152,144)	(74,777,866)	(780,678)	(9,285,111)	(20,145)	(86,052,295)
Impairment losses recognized in profit or loss (2)	—	—	—	—	—	—	—
Increases (decreases) from transfers and other changes	(1,090,419)	556,721	(62,920,004)	101,292	(264,122)	(201,424)	(63,817,956)
Increases (decreases) from transfers	38,538	556,721	—	101,292	(139,831)	(556,720)	—
Increases (decreases) from other changes	(1,128,957)	—	(62,920,004)	—	(124,291)	355,296	(63,817,956)
Disposals and removals from service	(949,049)	(80,001)	(6,787,470)	—	(53,972)	—	(7,870,492)
Disposals	—	—	—	—	—	—	—
Removals from service	(949,049)	(80,001)	(6,787,470)	—	(53,972)	—	(7,870,492)
Decreases through classified as held for distribution to owners(3)	—	(14,575,471)	—	—	(27,824,094)	(479,761)	(42,879,326)
Total changes in identifiable intangible assets	2,972,336	(17,268,894)	(150,612,074)	225,175	(21,443,905)	(685,422)	(186,812,784)

Closing balance of intangible assets as of 12/31/2015	17,805,648	27,572,798	905,374,088	2,431,516	28,105,416	109,806	981,399,272

The accompanying notes are an integral part of these consolidated financial statements

                2014

Changes in Intangible Assets	Development Costs	Easements	Concessions	Patents, Registered Trademarks and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance as of 1/1/2014	26,530,426	42,779,382	1,060,466,808	2,205,245	38,718,081	2,860,419	1,173,560,361
Changes in identifiable intangible assets
Increases other than from business combinations	3,546,359	1,901,989	184,993,319	1,053,177	17,060,992	—	208,555,836
Increase (decrease) from exchange differences, net	980,172	(856,524)	32,102,724	(155,290)	(506,857)	124,597	31,688,822
Amortization	(3,182,841)	(1,604,192)	(98,940,029)	(992,288)	(7,501,894)	(7,207)	(112,228,451)
Impairment losses recognized in profit or loss	—	—	(14,948,785)	—	—	—	(14,948,785)
Increases (decreases) from transfers and other changes	(12,927,088)	2,621,037	(103,283,260)	95,497	2,152,373	(2,182,581)	(113,524,022)
Increases (decreases) from transfers	7,870	(433,818)	(556,720)	(23,947)	449,895	556,720	—
Increases (decreases) from other changes	(12,934,958)	3,054,855	(102,726,540)	119,444	1,702,478	(2,739,301)	(113,524,022)
Disposals and removals from service	(113,716)	—	—	—	(373,374)	—	(487,090)
Disposals	—	—	—	—	—	—	—
Removals from service	(113,716)	—	—	—	(373,374)	—	(487,090)
Decreases classified as held for sale (3)	—	—	(4,404,615)	—	—	—	(4,404,615)
Total changes in identifiable intangible assets	(11,697,114)	2,062,310	(4,480,646)	1,096	10,831,240	(2,065,191)	(5,348,305)

Closing balance in identifiable intangible assets as of 12/31/2014	14,833,312	44,841,692	1,055,986,162	2,206,341	49,549,321	795,228	1,168,212,056

(1)(2)	See Note 30.
(3)	See Note 5.1 a) and 5.2

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

The following table sets forth goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes for the years ended December 31, 2015 and 2014:

Company	Cash Generating Unit	Opening Balance 1/1/2014 ThCh$	Increase/ (Decrease) ThCh$	Foreign Currency Translation ThCh$	Closing Balance 12/31/2014 ThCh$	Foreign Currency Translation ThCh$	Transfer to assets held for distribution to owners (2) ThCh$	Closing Balance 12/31/2015 ThCh$
Ampla Energia e Serviços S.A.	Ampla Energia e Serviços S.A.	189,172,295	—	5,474,748	194,647,043	(42,267,975)	—	152,379,068
Empresa Eléctrica de Colina Ltda.	Empresa Eléctrica de Colina Ltda.	2,240,478	—	—	2,240,478	—	(2,240,478)	—
Compañía Distribuidora y Comercializadora de energía S.A.	Compañía Distribuidora y Comercializadora de energía S.A.	11,786,531	—	(740,800)	11,045,731	(1,357,767)	—	9,687,964
Hidroeléctrica el Chocón S.A.	Hidroeléctrica el Chocón S.A.	8,565,202	—	(942,764)	7,622,438	(1,799,525)	—	5,822,913
Compañía Eléctrica Tarapaca S.A.(3)(*)	Generación Chile	4,656,105	—	—	4,656,105	—	(4,656,105)	—
Empresa de Distribución Eléctrica de Lima Norte S.A.A	Empresa de Distribución Eléctrica de Lima Norte S.A.A	43,385,791	—	3,495,841	46,881,632	1,249,194	—	48,130,826
Cachoeira Dourada S.A.	Cachoeira Dourada S.A.	69,364,835	—	2,007,456	71,372,291	(15,498,627)	—	55,873,664
Edegel S.A.A	Edegel S.A.A	81,661,135	—	6,579,904	88,241,039	2,351,245	—	90,592,284
Emgesa S.A. E.S.P.	Emgesa S.A. E.S.P.	5,213,757	—	(327,692)	4,886,065	(600,606)	—	4,285,459
Chilectra S.A.(*)	Chilectra S.A.	128,374,362	—	—	128,374,362	—	(128,374,362)	—
Empresa Nacional de Electricidad S.A (*) (3)	Generación Chile	731,782,459	—	—	731,782,459	—	(731,782,459)	—
Inversiones Distrilima S.A.	Empresa de Distribución Eléctrica de Lima Norte S.A.A	12,904	—	1,040	13,944	372	—	14,316
Enel Brasil S.A.	Enel Brasil S.A.	880,679	—	25,487	906,166	(196,776)	—	709,390
Compañía Energética Do Ceará S.A.	Compañía Energética Do Ceará S.A.	95,223,795	—	2,755,828	97,979,623	(21,276,460)	—	76,703,163
Inversiones GasAtacama Holding Ltda. (1)(*) (3)	Inversiones GasAtacama Holding	—	18,737,737	1,466,514	20,204,251	—	(20,204,251)	—

Total		1,372,320,328	18,737,737	19,795,562	1,410,853,627	(79,396,925)	(887,257,655)	444,199,047

(*)	Discontinued operations
(1)	See Notes 2.4.1 and 6.
(2)	See Note 5.1 a)
(3)	See Note 17.f) iii)

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

The accompanying notes are an integral part of these consolidated financial statements

17.	PROPERTY, PLANT AND EQUIPMENT.

The following table shows property, plant and equipment as of December 31, 2015 and 2014:

Classes of Property, Plant and Equipment, Net	12-31-2015 ThCh$	12-31-2014 ThCh$
Property, Plant and Equipment, Net	5,003,566,633	8,234,215,719
Construction in progress	607,250,238	1,735,117,241
Land	100,503,005	106,233,186
Buildings	71,001,964	81,981,704
Plant and equipment	4,055,483,055	6,097,991,766
Fixtures and fittings	75,919,162	96,320,714
Other property, plant and equipment under financial lease	93,409,209	116,571,108

Classes of Property, Plant and Equipment, Gross	12-31-2015 ThCh$	12-31-2014 ThCh$
Property, Plant and Equipment, Gross	8,112,003,524	14,301,161,988
Construction in progress	607,250,238	1,735,117,241
Land	100,503,005	106,233,186
Buildings	124,231,301	154,431,222
Plant and equipment	6,986,028,809	11,912,075,769
Fixtures and fittings	174,119,689	248,884,529
Other property, plant and equipment under financial lease	119,870,482	144,420,041

Classes of Accumulated Depreciation and Impairment in Property, Plant and Equipment	12-31-2015 ThCh$	12-31-2014 ThCh$
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(3,108,436,891)	(6,066,946,269)
Buildings	(53,229,337)	(72,449,518)
Plant and equipment	(2,930,545,754)	(5,814,084,003)
Fixtures and fittings	(98,200,527)	(152,563,815)
Other property, plant and equipment under financial lease	(26,461,273)	(27,848,933)

The accompanying notes are an integral part of these consolidated financial statements

The detail and changes in property, plant, and equipment during the years 2015 and 2014 are as follows:

Changes in 2015		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Financial Lease, Net	Property, Plant and Equipment, Net
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2015		1,735,117,241	106,233,186	81,981,704	6,097,991,766	96,320,714	116,571,108	8,234,215,719
Changes	Increases (decreases) other than from business combinations	1,068,754,499	48,234,359	(702,915)	3,400,169	11,053,860	1,108,095	1,131,848,067
	Increase (decrease) from exchange differences, net	(156,856,597)	(7,426,335)	(11,054,890)	(391,213,355)	(11,521,067)	2,429,439	(575,642,805)
	Depreciation(2)	—	—	(4,818,708)	(364,968,158)	(16,893,517)	(6,749,401)	(393,429,784)
	Impairment (losses) reversals recognized in profit or loss	(2,522,445)	—	—	12,655,608	—	—	10,133,163
	Increases (decreases) from transfers and other changes	(1,412,625,340)	21,088,932	19,204,944	1,367,821,944	35,491,552	278,467	31,260,499
	Increases (decreases) from transfers	(1,412,281,354)	11,060,086	14,938,905	1,377,186,537	12,022,038	(2,926,212)	—
	Increases (decreases) from transfers from construction in progress	(1,412,281,354)	11,060,086	14,938,905	1,377,186,537	12,022,038	(2,926,212)	—
	Increases (decreases) from other changes	(343,986)	10,028,846	4,266,039	(9,364,593)	23,469,514	3,204,679	31,260,499
	Disposals and removals from service	(3,410,468)	(713,987)	(679)	(1,235,840)	(278,404)	(11,051)	(5,650,429)
	Disposals	—	—	—	—	—	—	—
	Removals	(3,410,468)	(713,987)	(679)	(1,235,840)	(278,404)	(11,051)	(5,650,429)
	Decreases to classify as held for distribution to owners(3)	(621,206,652)	(66,913,150)	(13,607,492)	(2,668,969,079)	(38,253,976)	(20,217,448)	(3,429,167,797)

	Total changes	(1,127,867,003)	(5,730,181)	(10,979,740)	(2,042,508,711)	(20,401,552)	(23,161,899)	(3,230,649,086)

Closing balance as of December 31, 2015		607,250,238	100,503,005	71,001,964	4,055,483,055	75,919,162	93,409,209	5,003,566,633

Changes in 2014		Construction in Progress ThCh$	Land ThCh$	Buildings, Net ThCh$	Plant and Equipment, Net ThCh$	Fixtures and Fittings, Net ThCh$	Other Property, Plant and Equipment under Financial Lease, Net ThCh$	Property, Plant and Equipment, Net ThCh$

Opening balance as of January 1, 2014		1,218,316,396	99,869,574	92,820,775	5,834,476,720	72,898,921	115,416,339	7,433,798,725
Changes	Increases (decreases) other than from business combinations	1,026,011,114	3,081,951	725,802	12,239,464	11,023,265	—	1,053,081,596
	Acquisitions through business combinations(1)	10,802,165	3,216,432	—	171,934,310	13,707,484	—	199,660,391
	Increase (decrease) from exchange differences, net	(63,451,758)	(844,515)	(1,120,737)	(39,565,485)	981,409	7,316,269	(96,684,817)
	Depreciation(2)	—	—	(4,983,828)	(341,810,698)	(13,886,933)	(6,269,994)	(366,951,453)
	Impairment (losses) reversals recognized in profit or loss	—	—	—	(13,770,564)	—	—	(13,770,564)
	Increases (decreases) from transfers and other changes	(452,716,350)	1,211,017	(4,294,709)	475,028,160	14,203,069	108,494	33,539,681
	Increases (decreases) from transfers	(474,284,985)	1,249,969	4,152,489	460,761,588	8,816,027	(695,088)	—
	Increases (decreases) from transfers from construction in progress	(474,284,985)	1,249,969	4,152,489	460,761,588	8,816,027	(695,088)	—
	Increases (decreases) from other changes	21,568,635	(38,952)	(8,447,198)	14,266,572	5,387,042	803,582	33,539,681
	Disposals and removals from service	(3,844,326)	(301,273)	(1,165,599)	(540,141)	(2,606,501)	—	(8,457,840)
	Disposals	(1,566,349)	(238,120)	(1,165,495)	—	(2,511,470)	—	(5,481,434)
	Removals	(2,277,977)	(63,153)	(104)	(540,141)	(95,031)	—	(2,976,406)

	Total changes	516,800,845	6,363,612	(10,839,071)	263,515,046	23,421,793	1,154,769	800,416,994

Closing balance as of December 31, 2014		1,735,117,241	106,233,186	81,981,704	6,097,991,766	96,320,714	116,571,108	8,234,215,719

(1)	See Note 2.4.1 and 6.
(2)	See Note 30.
(3)	See Note 5.1 a).

The accompanying notes are an integral part of these consolidated financial statements

Additional information on property, plant and equipment, net

a)    Main investments

Major additions to property, plant and equipment are investments in operating plants and new projects amounting to ThCh$1,131,848,067 for the year ended December 31, 2015 (ThCh$1,053,081,596 for the year ended December 31, 2014). In the generation and transmission business the main investments include the construction in progress of El Quimbo hydraulic power plant in Colombia (400 MW), involving additions of ThCh$287,285,701 for the year ended December 31, 2015 (ThCh$175,419,903 as of December 31, 2014) and increased maintenance to plants of ThCh$255,844,322 (ThCh$282,263,008 for the year ended December 31, 2014). In the distribution business the major investments are in network and extensions to optimize their operation and to improve efficiency and quality levels of service, amounting to ThCh$437,227,477 for the year December 31, 2015 (ThCh$393,818,587 for the year ended December 31, 2014).

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

The accompanying notes are an integral part of these consolidated financial statements

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

As part of the referred review and analysis process, and under the general framework of the contract, the Company is also verifying compliance with a series of contractual milestones (binding on the contractor of the Consortium Impregilo — OHL), whose violation leads to the application of fines or constraints, besides the additional future issues that may arise during the final settlement of the contract.

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

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

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

18.	INVESTMENT PROPERTY.

The detail and changes in investment property during the years 2015 and 2014 are as follows:

	Investment Properties, Gross	Accumulated Depreciation, Amortization and Impairment	Investment Properties, Net
Investment Properties	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2014	47,047,605	(2,170,556)	44,877,049
Additions	1,463,242	—	1,463,242
Disposals of land	(1,806,675)	—	(1,806,675)
Disposals related to the sale of subsidiaries(1)	(36,040,698)	—	(36,040,698)
Depreciation expense	—	(30,483)	(30,483)
Impairment losses recognized in income statement	—	52,127	52,127
Balance as of December 31, 2014	10,663,474	(2,148,912)	8,514,562
Disposals	(1,724,811)	1,387,042	(337,769)
Depreciation expense	—	(25,806)	(25,806)
Transfer to assets held for distribution to owners(2)	(8,938,663)	787,676	(8,150,987)
Balance as of December 31, 2015	—	—	—

(1)	See Note 2.4.1.
(2)	See Note 5.1. a)

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

The accompanying notes are an integral part of these consolidated financial statements

The hierarchy of these investment properties’ fair value is as follows:

	Fair value measured at the end of the reporting period using:
	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$
Investment Properties	—	—	11,113,107

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

The accompanying notes are an integral part of these consolidated financial statements

19.	DEFERRED TAXES.

a.	The origin and changes in deferred tax assets and liabilities as of December 31, 2015 and 2014, are as follows:

Deferred Tax Assets		Deferred Tax Assets Relating to							Deferred Tax Assets
		Accumulated Depreciation	Amortization	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Loss Carry forwards	Other
Balance as of January 1, 2015		63,763,279	1,506,979	86,266,322	3,103,317	21,132,561	4,851,839	13,013,577	193,637,874
Changes	Increase (decrease) in profit or loss	(1,969,882)	(620,212)	25,701,841	33,790,833	(4,316,990)	7,868,629	(42,100,049)	18,354,170
	Increase (decrease) in other comprehensive income	—	—	—	6,338,161	806,915	—	—	7,145,076
	Foreign currency translation	(7,116,721)	(1,860,738)	(5,404,662)	(9,206,928)	(339,940)	—	(863,778)	(24,792,767)
	Transfers to (from) non-current assets and disposal groups held for distribution to owners(2)	(4,982,473)	—	(2,687,490)	(422,929)	—	(12,720,468)	(1,503,949)	(22,317,309)
	Other increases (decreases)	(24,516,409)	6,607,405	(76,462,306)	401,995	(1,547,792)	—	32,815,086	(62,702,021)

Balance as of December 31, 2015		25,177,794	5,633,434	27,413,705	34,004,449	15,734,754	—	1,360,887	109,325,023

Deferred Tax Assets		Deferred Tax Assets Relating to							Deferred Tax Assets
		Accumulated Depreciation	Amortization	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Loss Carry forwards	Other
Balance as of January 1, 2014		69,331,028	—	72,196,398	721,942	43,659,516	1,710,288	22,518,595	210,137,767
Changes	Increase (decrease) in profit or loss	(1,087,397)	(367,726)	9,701,687	(11,108,544)	(23,596,596)	6,297,437	13,170,614	(6,990,525)
	Increase (decrease) in other comprehensive income	—	—	—	10,357,383	1,074,342	—	(1,084)	11,430,641
	Acquisitions through business combinations under common control(1)	—	—	879,716	—	—	537,932	974,883	2,392,531
	Disinvestment through selling businesses	(107,241)	—	(34,403)	—	—	(329,845)	(5,816,292)	(6,287,781)
	Foreign currency translation	(1,847,234)	(551,562)	1,904,394	(1,086,184)	(110,140)	—	(2,055,603)	(3,746,329)
	Transfers to (from) non-current assets and disposal groups held for sale	—	—	(29,583)	(1,761)	—	(1,448,281)	(1,142,270)	(2,621,895)
	Other increases (decreases)	(2,525,877)	2,426,267	1,648,113	4,220,481	105,439	(1,915,692)	(14,635,266)	(10,676,535)

Balance as of December 31, 2014		63,763,279	1,506,979	86,266,322	3,103,317	21,132,561	4,851,839	13,013,577	193,637,874

The accompanying notes are an integral part of these consolidated financial statements

Deferred Tax Liabilities		Deferred Tax Liabilities Relating to							Deferred Tax Liabilities
		Accumulated Depreciation	Amortization	Provisions	Foreign Currency Contracts	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other
Balance as of January 1, 2015		427,881,352	—	41,553	—	16,499	163,063	50,259,017	478,361,484
Changes	Increase (decrease) in profit or loss	26,238,797	(712,025)	13,122,113	—	488,257	—	37,625,257	76,762,399
	Increase (decrease) in other comprehensive income	—	—	—	—	(64,398)	147,605	(200,133)	(116,926)
	Foreign currency translation	4,395,448	—	(1)	—	65,061	5,424	(18,128,150)	(13,662,218)
	Transfers to (from) non-current assets and disposal groups held for distribution to owners(2)	(233,948,342)	—	(285,255)	—	(679)	—	(792,049)	(235,026,325)
	Other increases (decreases)	(53,222,278)	712,025	(12,861,646)	—	(504,503)	(66,322)	(8,471,075)	(74,413,799)

Balance as of December 31, 2015		171,344,977	—	16,764	—	237	249,770	60,292,867	231,904,615

Deferred Tax Liabilities		Deferred Tax Liabilities Relating to							Deferred Tax Liabilities
		Accumulated Depreciation	Amortization	Provisions	Foreign Currency Contracts	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other
Balance as of January 1, 2014		357,404,910	21,169,697	20,220	—	20,818	5,792,725	11,078,520	395,486,890
Changes	Increase (decrease) in profit or loss	38,692,347	(1,281,408)	(24,553,240)	—	(457,558)	(4,490,773)	39,378,605	47,287,973
	Increase (decrease) in other comprehensive income	—	—	—	—	(20,511)	401,237	378	381,104
	Acquisitions through business combinations(1)	27,088,856	—	—	—	—	—	1,834,311	28,923,167
	Disinvestment through selling businesses	—	—	—	—	—	—	—	—
	Foreign currency translation	18,935,850	1,906,194	(307,279)	—	—	141,446	(2,472,330)	18,203,881
	Transfers to (from) non-current assets and disposal groups held for sale	—	—	—	—	—	—	—	—
	Other increases (decreases)	(14,240,611)	(21,794,483)	24,881,852	—	473,750	(1,681,572)	439,533	(11,921,531)

Balance as of December 31, 2014		427,881,352	—	41,553	—	16,499	163,063	50,259,017	478,361,484

(1)	See Note 2.4.1 and 6.
(2)	See Note 5.1. a).

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

The Group has not recognized deferred tax liabilities for taxable temporary differences relating to investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. As of December 31, 2015, the aggregate amount of taxable temporary differences relating to investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized were ThCh$1,835,600,705, of which ThCh$979,972,151 corresponds to continuing operations (ThCh$1,940,029,172 as of December 31, 2014). On the other hand, the total amount of deductible temporary differences

The accompanying notes are an integral part of these consolidated financial statements relating to investments in subsidiaries and joint ventures for which as of December 31, 2015 it is probable that will not reverse in the foreseeable future or there will be not sufficient taxable profits in the future to recover such temporary differences were ThCh$3,162,552,465, of which ThCh$2,700,619,169 corresponds to continuing operations (ThCh$3,451,816,581 as of December 31, 2014).

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

The accompanying notes are an integral part of these consolidated financial statements

The effects of deferred taxes on the components of other comprehensive income attributable to both controlling and non-controlling interests for the years ended December 31, 2015, 2014 and 2013, are as follows:

	12-31-2015 (*)			12-31-2014			12-31-2013
Effects of Deferred Tax on the Components of Other Comprehensive Income	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$
Available-for-sale financial assets	(442,864)	(291)	(443,155)	1,849	(1,462)	387	(2,273)	455	(1,818)
Cash flow hedge	(138,241,392)	36,399,000	(101,842,392)	(145,892,370)	35,887,996	(110,004,374)	(76,088,977)	12,332,516	(63,756,461)
Share of other comprehensive income in associates and joint ventures accounted for using the equity method	(552,420)	—	(552,420)	13,476,871	—	13,476,871	8,367,223	—	8,367,223
Foreign currency translation	(644,537,672)	—	(644,537,672)	4,370,648	—	4,370,648	(76,723,893)	—	(76,723,893)
Gains (losses) from defined benefit pension plans	(19,027,368)	6,018,363	(13,009,005)	(36,681,734)	12,694,514	(23,987,220)	6,351,518	(2,603,231)	3,748,287

Components of other comprehensive income	(802,801,716)	42,417,072	(760,384,644)	(164,724,736)	48,581,048	(116,143,688)	(138,096,402)	9,729,740	(128,366,662

(*)	See Note 5.1.II.iii for information of components of other comprehensive income related to discontinued operations.

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

20.	OTHER FINANCIAL LIABILITIES.

The balance of other financial liabilities as of December 31, 2015 and 2014, is as follows:

Other Financial Liabilities	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest-bearing borrowings	617,276,453	1,846,995,721	418,266,381	3,167,948,954
Hedging derivatives (*)	69,545,029	300,871	995,059	114,861,592
Non-hedging derivatives (**)	1,052,026	—	2,544,239	6,286,982

Total	687,873,508	1,847,296,592	421,805,679	3,289,097,528

(*)	See Note 22.2.a
(**)	See Note 22.2.b

20.1	Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2015 and 2014, is as follows:

Classes of Interest-bearing borrowings	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Bank loans	188,121,545	232,626,020	42,325,846	247,216,989
Unsecured obligations	356,221,587	1,391,715,407	308,925,119	2,565,417,993
Financial leases	19,668,436	58,669,900	18,123,424	83,661,174
Other obligations	53,264,885	163,984,394	48,891,992	271,652,798

Total	617,276,453	1,846,995,721	418,266,381	3,167,948,954

The accompanying notes are an integral part of these consolidated financial statements

Bank loans by currency and contractual maturity as of December 31, 2015 and 2014, are as follows:

- Summary of bank loans by currency and maturity

Country	Currency	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12/31/2015 ThCh$	Maturity					Total Non- current at 12/31/2015 ThCh$
				One to three months ThCh$	Three to twelve months ThCh$		One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	Over five years ThCh$
Peru	US$	2.40%	Unsecured	26,650,675	2,833,429	29,484,104	3,777,906	19,247,361	299,442	—	—	23,324,709
Peru	Peruvian nuevo sol	5.20%	Unsecured	12,712,792	—	12,712,792	2,083,721	22,920,929	—	—	—	25,004,650
Argentina	US$	13.13%	Unsecured	3,899,595	—	3,899,595	—	—	—	—	—	—
Argentina	Ar$	37.06%	Unsecured	2,693,226	4,809,318	7,502,544	1,080,762	—	—	—	—	1,080,762
Colombia	CP	6.46%	Unsecured	32,928,994	76,448,340	109,377,334	29,066,078	—	—	—	63,647,258	92,713,336
Brazil	Real	14.53%	Unsecured	9,045,598	16,099,578	25,145,176	30,167,521	30,167,521	30,167,521	—	—	90,502,563

Total				87,930,880	100,190,665	188,121,545	66,175,988	72,335,811	30,466,963	—	63,647,258	232,626,020

Country	Currency	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12/31/2014	Maturity					Total Non- current at 12/31/2014
				One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	Over five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	5.98%	Unsecured	—	1,007,362	1,007,362	—	—	—	—	—	—
Chile	Ch$	5.47%	Unsecured	1,594	—	1,594	—	—	—	—	—	—
Peru	US$	2.93%	Unsecured	2,472,247	8,382,913	10,855,160	38,628,554	17,850,471	16,254,959	255,432	—	72,989,416
Peru	Peruvian nuevo sol	5.41%	Unsecured	175,487	—	175,487	—	2,029,640	22,326,036	—	—	24,355,676
Argentina	US$	13.03%	Unsecured	11,451,387	2,126,669	13,578,056	1,022,595	—	—	—	—	1,022,595
Argentina	Ar$	33.25%	Unsecured	4,304,802	11,794,567	16,099,369	6,999,683	—	—	—	—	6,999,683
Colombia	CP	8.13%	Unsecured	—	209,395	209,395	—	—	—	—	77,750,800	77,750,800
Brazil	Real	10.30%	Unsecured	9,358	390,065	399,423	—	21,366,273	21,366,273	21,366,273	—	64,098,819

Total				18,414,875	23,910,971	42,325,846	46,650,832	41,246,384	59,947,268	21,621,705	77,750,800	247,216,989

- Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2015 was ThCh$423,123,934 (ThCh$378,488,796 as of December 31, 2014). The borrowings have been classified as Level 2 fair value measurement based on the entry data used in the valuation techniques used (see Note 3.h).

The accompanying notes are an integral part of these consolidated financial statements

- Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization

Foreign	Ampla Energía S.A.	Brazil	Foreign	Banco do Brasil	Brazil	Real	13.58%	13.71%	At maturity
96.800.570-7	Chilectra S.A.	Chile	97.004.000-5	Líneas de crédito	Chile	Ch$	6.00%	6.00%	Other
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	3.98%	3.96%	Quarterly
Foreign	Chinango S.A.C.	Peru	Foreign	Banco de Credito del Peru	Peru	US$	2.17%	2.06%	Quarterly
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.25%	3.07%	Quarterly
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.48%	3.40%	Quarterly
Foreign	Cien S.A.	Brazil	Foreign	Bndes	Brazil	Real	3.49%	3.51%	Monthly
Foreign	Coelce S.A.	Brazil	Foreign	Banco Itaú Brasil	Brazil	Real	14.39%	14.68%	Semi-annually
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Brasil	Brazil	Real	13.72%	13.97%	Yearly
Foreign	Coelce S.A.	Brazil	Foreign	Banco Santander	Brazil	Real	13.80%	15.76%	Other
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	3.44%	3.36%	Quarterly
Foreign	Edegel S.A.A	Peru	Foreign	Bank Nova Scotia	Peru	US$	1.08%	1.06%	At maturity
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Peruvian nuevo sol	6.90%	6.73%	Quarterly
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Peruvian nuevo sol	5.83%	5.71%	Quarterly
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	5.10%	5.01%	Quarterly
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	5.10%	5.01%	Quarterly
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	5.10%	5.01%	Quarterly
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	5.10%	5.01%	Quarterly
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Peruvian nuevo sol	4.67%	4.59%	Quarterly
Foreign	Edesur S.A.	Argentina	Foreign	Banco Ciudad de Buenos Aires	Argentina	$ Arg	34.64%	30.07%	Monthly
Foreign	Edesur S.A.	Argentina	Foreign	Banco Itaú Argentina	Argentina	$ Arg	38.20%	32.79%	Monthly
Foreign	Edesur S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	$ Arg	35.36%	30.67%	Monthly
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	$ Arg	29.74%	26.91%	Quarterly
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	$ Arg	45.20%	37.88%	Quarterly
Foreign	Edesur S.A.	Argentina	Foreign	ICB Argentina	Argentina	$ Arg	34.06%	29.50%	Quarterly
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	$ Col	8.39%	8.22%	At maturity
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	$ Col	8.27%	8.11%	At maturity
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	$ Col	8.30%	8.14%	At maturity
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AV VILLAS	Colombia	$ Col	6.06%	5.93%	At maturity
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Citibank Colombia	Colombia	$ Col	5.57%	6.01%	At maturity
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	$ Col	6.30%	6.16%	At maturity
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	$ Col	6.84%	6.66%	At maturity
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del Peru	Colombia	$ Col	5.87%	5.70%	At maturity
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del Peru	Colombia	$ Col	5.93%	5.76%	At maturity
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del Peru	Colombia	$ Col	5.65%	5.50%	At maturity
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	The Bank Of Tokyo	Colombia	$ Col	7.02%	6.90%	At maturity
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Davivienda	Colombia	$ Col	6.30%	6.15%	At maturity
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Citibank	Argentina	$ Arg	34.23%	32.75%	At maturity
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	B.N.P. Paribas	U.S.A	US$	6.32%	5.98%	Semi-annually
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander	Chile	Ch$	6.00%	6.00%	Monthly
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	$ Arg	51.46%	42.24%	At maturity
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Itaú Argentina	Argentina	$ Arg	55.07%	44.68%	At maturity
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	$ Arg	44.16%	37.14%	At maturity
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	$ Arg	49.96%	41.21%	At maturity
Foreign	Central Costanera S.A.	Argentina	Foreign	Citibank	Argentina	$ Arg	45.10%	37.81%	At maturity
Foreign	Central Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	14.84%	13.92%	Quarterly
Foreign	Central Costanera S.A.	Argentina	Foreign	ICBC Argentina	Argentina	$ Arg	51.97%	42.59%	At maturity
94.271.00-3	Enersis S.A.	Chile	97.004.000-5	Banco Santander Chile	Chile	Ch$	4.50%	4.50%	At maturity
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	$ Arg	34.46%	31.10%	At maturity
Foreign	H. El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	13.50%	12.86%	Quarterly
Foreign	H. El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	13.50%	12.86%	Quarterly
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	13.50%	12.86%	Quarterly
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Santander - Sindicado IV	Argentina	$ Arg	40.59%	35.54%	Quarterly
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau- Sindicado IV	Argentina	$ Arg	40.59%	35.54%	Quarterly
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado IV	Argentina	$ Arg	40.59%	35.54%	Quarterly
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Sindicado IV	Argentina	$ Arg	40.59%	35.54%	Quarterly
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Ciudad - Sindicado IV	Argentina	$ Arg	40.59%	35.54%	Quarterly
Foreign	H. El Chocón S.A.	Argentina	Foreign	ICBC Argentina	Argentina	$ Arg	40.59%	35.54%	Quarterly

The accompanying notes are an integral part of these consolidated financial statements

Taxpayer ID No. (RUT)	December 31, 2015
	Current ThCh$			Non-current ThCh$
	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current
Foreign	—	400,960	400,960	7,765,896	7,765,896	7,765,896	—	—	23,297,688
96.800.570-7	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	244,599	601,653	846,252	802,204	18,049,594	—	—	—	18,851,798
Foreign	458,314	1,333,451	1,791,765	1,777,935	—	—	—	—	1,777,935
Foreign	328,118	898,325	1,226,443	1,197,767	1,197,767	299,442	—	—	2,694,976
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	1,128,884	1,128,884	8,960,650	8,960,650	8,960,650	—	—	26,881,950
Foreign	—	14,569,734	14,569,734	13,440,975	13,440,975	13,440,975	—	—	40,322,925
Foreign	9,045,598	—	9,045,598	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	25,619,644	—	25,619,644	—	—	—	—	—	—
Foreign	28,776	—	28,776	2,083,721	—	—	—	—	2,083,721
Foreign	95,383	—	95,383	—	4,375,814	—	—	—	4,375,814
Foreign	14,718	—	14,718	—	3,125,581	—	—	—	3,125,581
Foreign	23,807	—	23,807	—	5,209,302	—	—	—	5,209,302
Foreign	15,918	—	15,918	—	5,000,930	—	—	—	5,000,930
Foreign	14,416	—	14,416	—	5,209,302	—	—	—	5,209,302
Foreign	12,519,774	—	12,519,774	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	83,049	—	83,049	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	169,444	274,065	443,509	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	135,920	3,353,778	3,489,698	—	—	—	—	46,952,895	46,952,895
Foreign	48,510	1,192,454	1,240,964	—	—	—	—	16,694,363	16,694,363
Foreign	11,038,653	—	11,038,653	—	—	—	—	—	—
Foreign	5,169,932	—	5,169,932	—	—	—	—	—	—
Foreign	361,969	27,472,753	27,834,722	—	—	—	—	—	—
Foreign	13,251,721	—	13,251,721	—	—	—	—	—	—
Foreign	—	20,318,330	20,318,330	—	—	—	—	—	—
Foreign	—	13,509,598	13,509,598	—	—	—	—	—	—
Foreign	—	10,462,152	10,462,152	—	—	—	—	—	—
Foreign	—	139,275	139,275	29,066,078	—	—	—	—	29,066,078
Foreign	2,922,289	—	2,922,289	—	—	—	—	—	—
Foreign	438,505	—	438,505	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
Foreign	—	714,607	714,607	259,978	—	—	—	—	259,978
Foreign	—	271,439	271,439	120,187	—	—	—	—	120,187
Foreign	—	181,232	181,232	73,961	—	—	—	—	73,961
Foreign	—	259,139	259,139	115,564	—	—	—	—	115,564
Foreign	—	852,379	852,379	381,640	—	—	—	—	381,640
Foreign	1,216,306	—	1,216,306	—	—	—	—	—	—
Foreign	—	291,321	291,321	129,432	—	—	—	—	129,432
94.271.00-3	—	—	—	—	—	—	—	—	—
Foreign	1,119,924	—	1,119,924	—	—	—	—	—	—
Foreign	1,341,641	—	1,341,641	—	—	—	—	—	—
Foreign	670,824	—	670,824	—	—	—	—	—	—
Foreign	670,824	—	670,824	—	—	—	—	—	—
Foreign	202,930	451,981	654,911	—	—	—	—	—	—
Foreign	185,284	412,679	597,963	—	—	—	—	—	—
Foreign	176,461	393,027	569,488	—	—	—	—	—	—
Foreign	61,761	137,560	199,321	—	—	—	—	—	—
Foreign	26,469	58,954	85,423	—	—	—	—	—	—
Foreign	229,399	510,935	740,334	—	—	—	—	—	—

Total	87,930,880	100,190,665	188,121,545	66,175,988	72,335,811	30,466,963	—	63,647,258	232,626,020

The accompanying notes are an integral part of these consolidated financial statements

Taxpayer ID No. (RUT)	December 31, 2014
	Current ThCh$			Non-current ThCh$
	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current
Foreign	—	390,065	390,065	—	9,920,055	9,920,055	9,920,055	—	29,760,165
96.800.570-7	133	—	133	—	—	—	—	—	—
Foreign	260,672	564,193	824,865	752,258	752,258	15,233,217	—	—	16,737,733
Foreign	—	—	—	—	—	—	—	—	—
Foreign	395,746	1,137,486	1,533,232	1,516,648	1,516,648	—	—	—	3,033,296
Foreign	287,425	766,306	1,053,731	1,021,742	1,021,742	1,021,742	255,432	—	3,320,658
Foreign	9,358	—	9,358	—	—	—	—	—	—
Foreign	—	—	—	—	11,446,218	11,446,218	11,446,218	—	34,338,654
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	1,516,649	5,914,928	7,431,577	13,498,170	14,559,823	—	—	—	28,057,993
Foreign	11,755	—	11,755	21,839,736	—	—	—	—	21,839,736
Foreign	28,029	—	28,029	—	2,029,640	—	—	—	2,029,640
Foreign	92,908	—	92,908	—	—	4,262,243	—	—	4,262,243
Foreign	12,224	—	12,224	—	—	3,044,460	—	—	3,044,460
Foreign	19,669	—	19,669	—	—	5,074,099	—	—	5,074,099
Foreign	12,130	—	12,130	—	—	4,871,135	—	—	4,871,135
Foreign	10,527	—	10,527	—	—	5,074,099	—	—	5,074,099
Foreign	—	—	—	—	—	—	—	—	—
Foreign	86,295	3,157,116	3,243,411	—	—	—	—	—	—
Foreign	20,520	807,217	827,737	—	—	—	—	—	—
Foreign	434,480	—	434,480	—	—	—	—	—	—
Foreign	47,485	1,435,053	1,482,538	—	—	—	—	—	—
Foreign	566,446	—	566,446	—	—	—	—	—	—
Foreign	287,700	—	287,700	—	—	—	—	—	—
Foreign	—	55,892	55,892	—	—	—	—	20,393,652	20,393,652
Foreign	—	153,503	153,503	—	—	—	—	57,357,148	57,357,148
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	710,351	—	710,351	—	—	—	—	—	—
91.081.000-6	—	1,007,362	1,007,362	—	—	—	—	—	—
91.081.000-6	1,338	—	1,338	—	—	—	—	—	—
Foreign	—	800,033	800,033	853,856	—	—	—	—	853,856
Foreign	—	302,809	302,809	350,571	—	—	—	—	350,571
Foreign	—	185,138	185,138	215,736	—	—	—	—	215,736
Foreign	—	289,401	289,401	337,088	—	—	—	—	337,088
Foreign	—	955,718	955,718	1,113,199	—	—	—	—	1,113,199
Foreign	—	2,126,669	2,126,669	1,022,595	—	—	—	—	1,022,595
Foreign	—	324,772	324,772	377,538	—	—	—	—	377,538
94.271.00-3	123	—	123	—	—	—	—	—	—
Foreign	1,461,573	—	1,461,573	—	—	—	—	—	—
Foreign	5,725,691	—	5,725,691	—	—	—	—	—	—
Foreign	2,862,848	—	2,862,848	—	—	—	—	—	—
Foreign	2,862,848	—	2,862,848	—	—	—	—	—	—
Foreign	158,689	813,581	972,270	862,890	—	—	—	—	862,890
Foreign	144,890	742,835	887,725	787,856	—	—	—	—	787,856
Foreign	137,990	707,462	845,452	750,339	—	—	—	—	750,339
Foreign	48,297	247,612	295,909	262,618	—	—	—	—	262,618
Foreign	20,699	106,119	126,818	112,552	—	—	—	—	112,552
Foreign	179,387	919,701	1,099,088	975,440	—	—	—	—	975,440

Total	18,414,875	23,910,971	42,325,846	46,650,832	41,246,384	59,947,268	21,621,705	77,750,800	247,216,989

In Appendix 4, letter a), are shown the estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

The accompanying notes are an integral part of these consolidated financial statements

20.2  Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of December 31, 2015 and 2014, is as follows:

- Summary of unsecured liabilities by currency and maturity

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12/31/2015 ThCh$	Maturity					Total Non- current at 12/31/2015 ThCh$
				One to three months ThCh$	Three to twelve months ThCh$		One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	Over five years ThCh$
Chile	US$	7.00%	Unsecured	—	179,552,878	179,552,878	—	—	—	—	609,317	609,317
Chile	U.F.	5.75%	Unsecured	—	3,417,313	3,417,313	3,546,564	3,750,488	3,966,142	4,194,193	6,097,254	21,554,641
Peru	US$	6.50%	Unsecured	1,025,402	14,223,478	15,248,880	—	7,111,739	5,807,446	7,111,739	7,111,739	27,142,663
Peru	Peruvian nuevo sol	6.44%	Unsecured	11,874,390	9,345,624	21,220,014	20,628,837	—	44,799,999	27,088,371	123,043,719	215,560,926
Colombia	CP	10.81%	Unsecured	60,132,757	—	60,132,757	125,441,571	107,284,492	80,913,285	53,852,881	551,735,058	919,227,287
Brazil	Real	15.64%	Unsecured	—	76,649,745	76,649,745	87,811,094	79,034,498	40,774,981	—	—	207,620,573

			Total	73,032,549	283,189,038	356,221,587	237,428,066	197,181,217	176,261,853	92,247,184	688,597,087	1,391,715,407

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12/31/2014	Maturity					Total Non- current at 12/31/2014
				One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	Over five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	US$	7.17%	Unsecured	10,600,825	124,464,832	135,065,657	153,936,502	—	—	—	420,471,172	574,407,674
Chile	U.F.	5.57%	Unsecured	1,523,693	8,154,883	9,678,576	8,345,041	8,530,345	8,726,297	31,321,793	272,880,640	329,804,116
Peru	US$	6.59%	Unsecured	4,852,113	—	4,852,113	12,133,186	—	6,066,593	4,953,980	12,133,186	35,286,945
Peru	Peruvian nuevo sol	6.57%	Unsecured	7,369,056	23,437,141	30,806,197	17,292,530	20,093,432	—	29,429,775	146,235,538	213,051,275
Colombia	CP	8.16%	Unsecured	92,570,006	—	92,570,006	36,963,495	142,924,458	122,313,646	92,241,270	690,301,242	1,084,744,111
Brazil	Real	12.55%	Unsecured	—	35,952,570	35,952,570	80,341,173	104,952,742	93,563,508	49,266,449	—	328,123,872

			Total	116,915,693	192,009,426	308,925,119	309,011,927	276,500,977	230,670,044	207,213,267	1,542,021,778	2,565,417,993

20.3	Secured liabilities

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

The accompanying notes are an integral part of these consolidated financial statements

- Secured and unsecured liabilities by company

Tax ID Number	Company	Country	Tax ID Number Financial Institution	Financial Institution	Country	Currency	Effective interest rate	Nominal interest rate	Secured

Foreign	Ampla Energía S.A.	Brazil	Foreign	Bonos 1ª Serie 16	Brazil	Real	13.66%	13.75%	No
Foreign	Ampla Energía S.A.	Brazil	Foreign	Bonos 1ª Serie 17	Brazil	Real	13.71%	13.89%	No
Foreign	Ampla Energía S.A.	Brazil	Foreign	Bonos 1ª Serie 18	Brazil	Real	14.69%	14.91%	No
Foreign	Ampla Energía S.A.	Brazil	Foreign	Bonos 2ª Serie 26	Brazil	Real	13.55%	18.97%	No
Foreign	Ampla Energía S.A.	Brazil	Foreign	Bonos 2ª Serie 27	Brazil	Real	15.35%	16.89%	No
Foreign	Ampla Energía S.A.	Brazil	Foreign	Bonos 2ª Serie 28	Brazil	Real	14.69%	14.91%	No
Foreign	Codensa	Colombia	Foreign	B102	Colombia	CP	12.03%	11.52%	No
Foreign	Codensa	Colombia	Foreign	B103	Colombia	CP	12.29%	11.76%	No
Foreign	Codensa	Colombia	Foreign	B604	Colombia	CP	10.56%	10.17%	No
Foreign	Codensa	Colombia	Foreign	Bonos B12-13	Colombia	CP	11.50%	11.03%	No
Foreign	Codensa	Colombia	Foreign	Bonos B5-13	Colombia	CP	10.56%	10.17%	No
Foreign	Codensa	Colombia	Foreign	Bonos B7-14	Colombia	CP	10.15%	9.78%	No
Foreign	Coelce S.A.	Brazil	Foreign	Itaú 1	Brazil	Real	13.77%	13.99%	No
Foreign	Coelce S.A.	Brazil	Foreign	Itaú 2	Brazil	Real	17.07%	17.79%	No
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	6.41%	6.31%	No
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	6.38%	6.28%	No
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	No
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	No
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.73%	6.63%	No
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.86%	5.78%	No
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.57%	6.47%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Horizonte	Peru	Peruvian nuevo sol	7.22%	7.09%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Integra	Peru	Peruvian nuevo sol	8.16%	8.00%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Integra	Peru	Peruvian nuevo sol	8.00%	7.85%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Integra	Peru	Peruvian nuevo sol	5.91%	5.82%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Prima	Peru	Peruvian nuevo sol	6.63%	6.52%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Prima	Peru	Peruvian nuevo sol	6.94%	6.82%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Prima	Peru	Peruvian nuevo sol	7.13%	7.00%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Prima	Peru	Peruvian nuevo sol	7.44%	7.30%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	AFP Profuturo	Peru	Peruvian nuevo sol	8.06%	7.91%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	FCR - Macrofondo	Peru	Peruvian nuevo sol	5.56%	5.49%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	FCR - Macrofondo	Peru	Peruvian nuevo sol	7.03%	6.91%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Fondo - Fosersoe	Peru	Peruvian nuevo sol	8.75%	8.57%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Interseguro Cia de Seguros	Peru	Peruvian nuevo sol	6.28%	6.19%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	6.06%	5.97%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	6.50%	6.40%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	7.06%	6.94%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	5.00%	4.94%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	5.13%	5.06%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	6.75%	6.64%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	7.28%	7.15%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	6.50%	6.40%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	7.38%	7.24%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	6.78%	6.67%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	6.34%	6.25%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	5.84%	5.76%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	6.34%	6.25%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	4.81%	4.76%	No
Foreign	Edelnor S.A.A.	Peru	Foreign	Rimac Internacional	Peru	Peruvian nuevo sol	6.13%	6.03%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos A-10	Colombia	CP	8.87%	8.59%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos A102	Colombia	CP	8.87%	8.59%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B09-09	Colombia	CP	12.67%	12.11%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B10	Colombia	CP	12.54%	11.99%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B-103	Colombia	CP	11.87%	11.87%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B12	Colombia	CP	12.88%	12.30%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B15	Colombia	CP	12.87%	12.29%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B6-13	Colombia	CP	10.91%	10.49%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B6-14	Colombia	CP	10.03%	8.67%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos exterior	Colombia	CP	10.17%	10.17%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos quimbo	Colombia	CP	10.17%	10.17%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B10	Colombia	CP	10.13%	9.77%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B10-14	Colombia	CP	10.46%	10.08%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B12-13	Colombia	CP	11.71%	11.23%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B15	Colombia	CP	10.26%	9.89%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B16-14	Colombia	CP	10.81%	10.39%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B6-13	Colombia	CP	10.91%	10.49%	No
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B6-14	Colombia	CP	10.03%	9.67%	No
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	No
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander - 317 Serie-H	Chile	U.F.	7.17%	6.20%	No
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - 144 - A	U.S.A.	US$	8.83%	8.63%	No
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-2	U.S.A.	US$	7.40%	7.33%	No
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-3	U.S.A.	US$	8.26%	8.13%	No
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Unica 24296	U.S.A.	US$	4.32%	4.25%	No
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-1	U.S.A.	US$	7.96%	7.88%	No
94.271.000-3	Enersis Américas S.A.	Chile	97.004.000-5	Bonos UF 269	Chile	U.F.	7.02%	5.75%	No
94.271.000-3	Enersis Américas S.A.	Chile	Foreign	Yankee bonos 2016	U.S.A.	US$	7.76%	7.40%	No
94.271.000-3	Enersis Américas S.A.	Chile	Foreign	Yankee bonos 2026	U.S.A.	US$	7.76%	6.60%	No

The accompanying notes are an integral part of these consolidated financial statements

Tax ID Number	December 31, 2015
	Current ThCh$			Non-current ThCh$
	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than 5 years	Total Non- current
Foreign	—	10,550,152	10,550,152	—	—	—	—	—	—
Foreign	—	9,072,396	9,072,396	8,960,650	—	—	—	—	8,960,650
Foreign	—	1,980,285	1,980,285	8,960,650	8,960,650	8,960,650	—	—	26,881,950
Foreign	—	16,645,720	16,645,720	14,750,376	14,750,376	—	—	—	29,500,752
Foreign	—	2,256,837	2,256,837	22,653,731	22,888,844	22,853,681	—	—	68,396,256
Foreign	—	1,980,285	1,980,285	8,960,650	8,960,650	8,960,650	—	—	26,881,950
Foreign	480,031	—	480,031	87,436,064	—	—	—	—	87,436,064
Foreign	121,021	—	121,021	—	17,886,817	—	—	—	17,886,817
Foreign	32,826,348	—	32,826,348	—	—	—	—	—	—
Foreign	613,975	—	613,975	—	—	—	—	43,227,965	43,227,965
Foreign	531,899	—	531,899	—	40,616,490	—	—	—	40,616,490
Foreign	77,582	—	77,582	—	—	—	—	41,363,265	41,363,265
Foreign	—	9,601,388	9,601,388	—	—	—	—	—	—
Foreign	—	24,562,682	24,562,682	23,525,037	23,473,978	—	—	—	46,999,015
Foreign	—	8,221	8,221	—	—	—	—	5,209,304	5,209,304
Foreign	—	—	—	—	—	5,209,302	—	—	5,209,302
Foreign	194,246	—	194,246	—	—	—	—	7,111,739	7,111,739
Foreign	200,841	—	200,841	—	—	5,807,446	—	—	5,807,446
Foreign	—	—	—	—	—	—	—	—	—
Foreign	215,945	7,111,739	7,327,684	—	—	—	—	—	—
Foreign	117,344	7,111,739	7,229,083	—	—	—	—	—	—
Foreign	102,787	—	102,787	—	—	—	7,111,739	—	7,111,739
Foreign	194,239	—	194,239	—	7,111,739	—	—	—	7,111,739
Foreign	75,209	3,125,581	3,200,790	—	—	—	—	—	—
Foreign	3,899,407	—	3,899,407	—	—	—	—	—	—
Foreign	5,855,385	—	5,855,385	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	5,226,830	5,226,830	—	—	—	—	—	—
Foreign	185,972	—	185,972	—	—	—	6,251,163	—	6,251,163
Foreign	—	—	—	—	—	—	—	—	—
Foreign	204,447	—	204,447	—	—	—	—	10,418,604	10,418,604
Foreign	135,116	—	135,116	—	—	4,167,442	—	—	4,167,442
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	111,978	111,978	—	—	—	—	8,334,884	8,334,884
Foreign	—	87,726	87,726	—	—	—	—	10,418,604	10,418,604
Foreign	—	43,642	43,642	4,167,442	—	—	—	—	4,167,442
Foreign	—	91,977	91,977	6,251,163	—	—	—	—	6,251,163
Foreign	—	61,354	61,354	—	—	—	—	8,334,884	8,334,884
Foreign	229,897	—	229,897	—	—	—	—	10,418,604	10,418,604
Foreign	248,093	—	248,093	—	—	—	10,418,604	—	10,418,604
Foreign	190,009	—	190,009	—	—	—	—	7,397,209	7,397,209
Foreign	—	75,245	75,245	—	—	—	10,418,604	—	10,418,604
Foreign	—	102,450	102,450	—	—	—	—	12,502,325	12,502,325
Foreign	—	310,080	310,080	—	—	—	—	20,837,209	20,837,209
Foreign	—	39,656	39,656	—	—	—	—	12,502,325	12,502,325
Foreign	—	60,884	60,884	—	—	20,837,209	—	—	20,837,209
Foreign	304,643	—	304,643	—	—	—	—	16,669,767	16,669,767
Foreign	139,221	—	139,221	10,210,232	—	—	—	—	10,210,232
Foreign	406,991	—	406,991	—	—	14,586,046	—	—	14,586,046
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	1,472,677	—	1,472,677	—	48,781,185	—	—	—	48,781,185
Foreign	599,598	—	599,598	—	—	35,783,303	—	—	35,783,303
Foreign	3,893,386	—	3,893,386	38,005,507	—	—	—	—	38,005,507
Foreign	614,301	—	614,301	—	—	—	—	20,026,666	20,026,666
Foreign	213,136	—	213,136	—	—	—	—	12,407,680	12,407,680
Foreign	66,722	—	66,722	—	—	11,047,324	—	—	11,047,324
Foreign	299,818	—	299,818	—	—	—	24,573,172	—	24,573,172
Foreign	13,745,374	—	13,745,374	—	—	—	—	19,368,586	19,368,586
Foreign	1,912,740	—	1,912,740	—	—	—	—	144,605,973	144,605,973
Foreign	341,157	—	341,157	—	—	—	—	67,020,604	67,020,604
Foreign	529,437	—	529,437	—	—	—	—	41,638,617	41,638,617
Foreign	524,321	—	524,321	—	—	—	—	81,102,939	81,102,939
Foreign	230,201	—	230,201	—	—	—	—	44,675,420	44,675,420
Foreign	475,939	—	475,939	—	—	—	—	36,297,343	36,297,343
Foreign	205,848	—	205,848	—	—	34,082,658	—	—	34,082,658
Foreign	357,246	—	357,246	—	—	—	29,279,709	—	29,279,709
91.081.000-6	—	—	—	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
94.271.000-3	—	3,417,313	3,417,313	3,546,564	3,750,488	3,966,142	4,194,193	6,097,254	21,554,641
94.271.000-3	—	179,549,527	179,549,527	—	—	—	—	—	—
94.271.000-3	—	3,351	3,351	—	—	—	—	609,317	609,317

Total unsecured bonds	73,032,549	283,189,038	356,221,587	237,428,066	197,181,217	176,261,853	92,247,184	688,597,087	1,391,715,407

The accompanying notes are an integral part of these consolidated financial statements

Tax ID Number	December 31, 2014
	Current ThCh$			Non-current ThCh$
	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than 5 years	Total Non- current
Foreign	—	13,508,284	13,508,284	13,392,075	—	—	—	—	13,392,075
Foreign	—	97,895	97,895	11,183,110	11,446,218	—	—	—	22,629,328
Foreign	—	3,842,192	3,842,192	—	22,666,150	22,706,738	22,651,006	—	68,023,894
Foreign	—	2,206,338	2,206,338	16,792,364	17,045,383	17,045,383	—	—	50,883,130
Foreign	—	2,627,046	2,627,046	—	26,615,437	26,615,443	26,615,443	—	79,846,323
Foreign	—	—	—	—	—	—	—	—	—
Foreign	419,979	—	419,979	—	99,597,748	—	—	—	99,597,748
Foreign	106,657	—	106,657	—	—	20,393,652	—	—	20,393,652
Foreign	341,784	—	341,784	36,963,495	—	—	—	—	36,963,495
Foreign	530,570	—	530,570	—	—	—	—	49,286,360	49,286,360
Foreign	447,227	—	447,227	—	—	46,308,886	—	—	46,308,886
Foreign	64,396	—	64,396	—	—	—	—	47,160,321	47,160,321
Foreign	—	12,502,318	12,502,318	11,904,066	—	—	—	—	11,904,066
Foreign	—	1,168,497	1,168,497	27,069,558	27,179,554	27,195,944	—	—	81,445,056
Foreign	—	8,008	8,008	—	—	—	—	5,074,099	5,074,099
Foreign	156,702	—	156,702	—	—	—	5,074,099	—	5,074,099
Foreign	165,699	—	165,699	—	—	—	—	6,066,593	6,066,593
Foreign	171,325	—	171,325	—	—	—	4,953,980	—	4,953,980
Foreign	3,977,405	—	3,977,405	—	—	—	—	—	—
Foreign	184,210	—	184,210	6,066,593	—	—	—	—	6,066,593
Foreign	100,099	—	100,099	6,066,593	—	—	—	—	6,066,593
Foreign	87,681	—	87,681	—	—	—	—	6,066,593	6,066,593
Foreign	165,694	—	165,694	—	—	6,066,593	—	—	6,066,593
Foreign	73,257	—	73,257	3,044,460	—	—	—	—	3,044,460
Foreign	—	—	—	3,653,351	—	—	—	—	3,653,351
Foreign	182,794	—	182,794	5,520,620	—	—	—	—	5,520,620
Foreign	—	4,106,563	4,106,563	—	—	—	—	—	—
Foreign	—	4,104,101	4,104,101	—	—	—	—	—	—
Foreign	189,306	8,118,559	8,307,865	—	—	—	—	—	—
Foreign	—	17,072	17,072	5,074,099	—	—	—	—	5,074,099
Foreign	181,145	—	181,145	—	—	—	—	6,088,919	6,088,919
Foreign	5,176,988	—	5,176,988	—	—	—	—	—	—
Foreign	199,141	—	199,141	—	—	—	—	10,148,198	10,148,198
Foreign	131,609	—	131,609	—	—	—	4,059,279	—	4,059,279
Foreign	—	6,118,518	6,118,518	—	—	—	—	—	—
Foreign	—	109,072	109,072	—	—	—	—	8,118,559	8,118,559
Foreign	—	85,449	85,449	—	—	—	—	10,148,198	10,148,198
Foreign	—	42,509	42,509	—	4,059,279	—	—	—	4,059,279
Foreign	—	89,590	89,590	—	6,088,919	—	—	—	6,088,919
Foreign	—	59,762	59,762	—	—	—	—	8,118,559	8,118,559
Foreign	223,930	—	223,930	—	—	—	—	10,148,198	10,148,198
Foreign	241,654	—	241,654	—	—	—	—	10,148,198	10,148,198
Foreign	185,078	—	185,078	—	—	—	—	7,205,221	7,205,221
Foreign	—	73,293	73,293	—	—	—	—	10,148,198	10,148,198
Foreign	—	99,791	99,791	—	—	—	—	12,177,838	12,177,838
Foreign	—	306,923	306,923	—	—	—	—	20,296,397	20,296,397
Foreign	—	38,627	38,627	—	—	—	—	12,177,838	12,177,838
Foreign	—	59,304	59,304	—	—	—	20,296,397	—	20,296,397
Foreign	291,845	—	291,845	—	—	—	—	16,237,118	16,237,118
Foreign	135,607	—	135,607	—	9,945,234	—	—	—	9,945,234
Foreign	—	—	—	—	—	—	—	—	—
Foreign	54,029,298	—	54,029,298	—	—	—	—	—	—
Foreign	10,288,151	—	10,288,151	—	—	—	—	—	—
Foreign	1,307,418	—	1,307,418	—	—	55,611,108	—	—	55,611,108
Foreign	530,887	—	530,887	—	—	—	40,793,373	—	40,793,373
Foreign	3,361,512	—	3,361,512	—	43,326,710	—	—	—	43,326,710
Foreign	547,749	—	547,749	—	—	—	—	22,830,628	22,830,628
Foreign	190,004	—	190,004	—	—	—	—	14,144,897	14,144,897
Foreign	56,716	—	56,716	—	—	—	12,593,838	—	12,593,838
Foreign	247,702	—	247,702	—	—	—	—	28,012,654	28,012,654
Foreign	2,180,810	—	2,180,810	—	—	—	—	22,942,859	22,942,859
Foreign	15,671,786	—	15,671,786	—	—	—	—	163,885,784	163,885,784
Foreign	282,892	—	282,892	—	—	—	—	76,406,981	76,406,981
Foreign	443,930	—	443,930	—	—	—	—	47,472,761	47,472,761
Foreign	455,387	—	455,387	—	—	—	—	92,464,960	92,464,960
Foreign	191,716	—	191,716	—	—	—	—	50,934,262	50,934,262
Foreign	403,310	—	403,310	—	—	—	—	41,380,613	41,380,613
Foreign	174,976	—	174,976	—	—	—	38,854,059	—	38,854,059
Foreign	295,149	—	295,149	—	—	—	—	33,378,162	33,378,162
91.081.000-6	—	508,451	508,451	—	—	—	22,388,273	220,251,255	242,639,528
91.081.000-6	—	6,054,055	6,054,055	5,122,437	5,122,437	5,122,437	5,122,437	42,939,415	63,429,163
91.081.000-6	4,361,016	121,350,000	125,711,016	—	—	—	—	—	—
91.081.000-6	1,310,741	—	1,310,741	—	—	—	—	42,390,409	42,390,409
91.081.000-6	830,186	—	830,186	—	—	—	—	18,905,448	18,905,448
91.081.000-6	—	2,177,558	2,177,558	—	—	—	—	234,941,377	234,941,377
91.081.000-6	4,098,882	—	4,098,882	—	—	—	—	123,713,346	123,713,346
94.271.000-3	1,523,693	1,592,377	3,116,070	3,222,604	3,407,908	3,603,860	3,811,083	9,689,970	23,735,425
94.271.000-3	—	934,411	934,411	153,936,502	—	—	—	—	153,936,502
94.271.000-3	—	2,863	2,863	—	—	—	—	520,592	520,592

Total unsecured bonds	116,915,693	192,009,426	308,925,119	309,011,927	276,500,977	230,670,044	207,213,267	1,542,021,778	2,565,417,993

In Appendix 4, letter b), are shown the estimated future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured liabilities detailed above.

The accompanying notes are an integral part of these consolidated financial statements

- Detail of finance lease obligations

Tax ID Number	Company	Country	Tax ID Number Financial Institution	Financial institution	Country	Currency	Nominal interest rate	December 31, 2015									December 31, 2014
								Current			Non-current						Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
Foreign	Codensa	Colombia	Foreign	Union Temporal Rentacol	Colombia	CP	10.80%	62,967	199,380	262,347	266,565	—	—	—	—	266,565	—	—	—	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP	10.08%	2,598	8,198	10,796	11,936	6,433	—	—	—	18,369	—	—	—	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco Corpbanca	Colombia	CP	7.27%	19,831	31,119	50,950	22,853	13,512	—	—	—	36,365	—	—	—	—	—	—	—	—	—
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Peruvian nuevo sol	6.13%	—	—	—	—	—	—	—	—	—	43,995	—	43,995	—	—	—	—	—	—
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Santander Peru	Peru	Peruvian nuevo sol	5.79%	—	—	—	—	—	—	—	—	—	16,223	—	16,223	—	—	—	—	—	—
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Crédito	Peru	Peruvian nuevo sol	5.65%	—	—	—	—	—	—	—	—	—	29,007	19,417	48,424	—	—	—	—	—	—
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Peruvian nuevo sol	5.29%	110,707	—	110,707	—	—	—	—	—	—	102,834	314,402	417,236	107,597	—	—	—	—	107,597
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	5.95%	85,240	178,308	263,548	—	—	—	—	—	—	83,365	236,019	319,384	256,430	—	—	—	—	256,430
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	6.00%	77,976	239,624	317,600	—	—	—	—	—	—	73,417	218,216	291,633	308,894	—	—	—	—	308,894
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	5.99%	73,719	225,872	299,591	12,084	—	—	—	—	12,084	68,973	206,240	275,213	291,802	—	—	—	—	291,802
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	5.98%	65,285	199,365	264,650	89,743	—	—	—	—	89,743	58,734	184,498	243,232	258,191	—	—	—	—	258,191
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Santander Peru	Peru	Peruvian nuevo sol	5.13%	153,549	472,612	626,161	659,036	—	—	—	—	659,036	—	—	—	—	—	—	—	—	—
Foreign	EE Piura	Peru	Foreign	Banco de Crédito	Peru	US$	5.80%	1,408,471	4,225,412	5,633,883	5,633,883	5,633,883	5,633,883	14,432,002	—	31,333,651	1,640,658	4,921,975	6,562,633	6,562,631	6,562,633	6,562,633	6,562,633	16,811,128	43,061,658
Foreign	EE Piura	Peru	Foreign	Banco de Crédito	Peru	Peruvian nuevo sol	5.70%	474,864	1,424,592	1,899,456	1,899,456	1,899,456	1,899,456	4,865,731	—	10,564,099	—	—	—	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	—	—	—	—	—	—	—	—	—	—	1,470,563	1,470,563	2,427,000	1,566,150	1,667,950	1,776,367	10,215,436	17,652,903
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	2.02%	2,484,674	7,399,875	9,884,549	15,599,736	—	—	—	—	15,599,736	2,122,504	6,312,384	8,434,888	8,416,512	13,307,187	—	—	—	21,723,699
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP	10.80%	4,579	14,234	18,813	20,200	19,819	—	—	—	40,019	—	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Equirent S.A.	Colombia	CP	6.55%	5,424	16,795	22,219	23,718	19,648	—	—	—	43,366	—	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP	10.08%	795	2,372	3,167	3,650	3,217	—	—	—	6,867	—	—	—	—	—	—	—	—	—

			Total Leasing					5,030,679	14,637,758	19,668,437	24,242,860	7,595,968	7,533,339	19,297,733	—	58,669,900	4,239,710	13,883,714	18,123,424	18,629,057	21,435,970	8,230,583	8,339,000	27,026,564	83,661,174

In Appendix 4.c), are shown the estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

- Detail of other obligations

Tax ID Number	Company	Country	Tax ID Number Financial Institution	Financial institution	Country	Currency	Nominal interest rate	December 31, 2015									December 31, 2014
								Current			Non-current						Current			Non-Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non— Current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
Foreign	Ampla Energía S.A.	Brazil	Foreign	Eletrobras	Brazil	Real	6.57%	—	—	—	—	—	—	—	—	—	320,904	960,799	1,281,703	1,250,075	1,161,274	845,534	363,042	544,563	4,164,488
Foreign	Ampla Energía S.A.	Brazil	Foreign	Bndes	Brazil	Real	9.17%	4,668,542	16,155,634	20,824,176	22,376,436	18,904,213	15,431,989	11,215,453	8,186,564	76,114,655	6,342,861	17,834,053	24,176,914	23,778,737	23,778,737	19,359,315	14,939,893	15,331,146	97,187,828
Foreign	Cien S.A.	Brazil	Foreign	Bndes	Brazil	Real	7.78%	215,214	659,135	874,349	860,857	860,857	860,857	430,428	—	3,012,999	—	538,196	538,196	538,196	538,196	538,196	538,196	269,098	2,421,882
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Nordeste	Brazil	Real	7.85%	951,507	2,896,151	3,847,658	3,806,030	3,806,030	951,507	—	—	8,563,567	1,284,981	3,646,330	4,931,311	4,861,773	4,861,773	4,861,773	1,215,443	—	15,800,762
Foreign	Coelce S.A.	Brazil	Foreign	Eletrobras	Brazil	Real	6.09%	559,718	1,259,783	1,819,501	1,489,541	1,383,305	1,269,785	1,081,597	1,488,913	6,713,141	588,874	1,752,419	2,341,293	2,278,359	2,091,086	1,955,381	1,810,372	3,770,223	11,905,421
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Brasil	Brazil	US$	42.15%	—	17,520	17,520	—	—	—	—	1,942,995	1,942,995	14,875	—	14,875	—	—	—	—	1,688,327	1,688,327
Foreign	Coelce S.A.	Brazil	Foreign	BNDES	Brazil	Real	7.98%	1,350,117	5,050,186	6,400,303	7,193,099	7,193,099	7,193,099	4,862,156	3,639,085	30,080,538	1,845,632	5,157,750	7,003,382	6,877,000	6,877,000	6,877,000	6,877,000	6,268,860	33,776,860
Foreign	Coelce S.A.	Brazil	Foreign	Banco Itau	Brazil	Real	13.27%	—	—	—	—	—	—	—	—	—	—	1,160,712	1,160,712	—	—	—	—	—	—
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Brasil	Brazil	Real	12.63%	—	—	—	—	—	—	—	—	—	—	1,074,175	1,074,175	17,169,326	17,169,326	17,169,326	17,169,326	—	68,677,304
Foreign	Central Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	0.25%	—	2,153,867	2,153,867	2,144,288	2,144,288	2,144,288	2,144,288	24,342,682	32,919,834	—	2,391,399	2,391,399	7,362,677	7,362,678	7,362,678	4,532,769	—	26,620,802
Foreign	Central Costanera S.A.	Argentina	Foreign	Otros	Argentina	Ar$	17.29%	—	—	—	—	—	—	—	—	—	—	3,099,889	3,099,889	—	—	—	—	—	—
Foreign	Hidroinvest S.A.	Argentina	Foreign	Otros	Argentina	US$	2.33%	—	391,530	391,530	—	—	—	—	—	—	—	331,928	331,928	—	—	—	—	—	—
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Otros	Argentina	Ar$	30.00%	23,515	—	23,515	—	—	—	—	—	—	32,719	—	32,719	—	—	—	—	—	—
Foreign	H. El Chocón S.A.	Argentina	Foreign	Otros	Argentina	Ar$	23.54%	16,912,466	—	16,912,466	4,636,665	—	—	—	—	4,636,665	513,496	—	513,496	9,409,124	—	—	—	—	9,409,124

			Total other obligations					24,681,079	28,583,806	53,264,885	42,506,916	34,291,792	27,851,525	19,733,922	39,600,239	163,984,394	10,944,342	37,947,650	48,891,992	73,525,267	63,840,070	58,969,203	47,446,041	27,872,217	271,652,798

In Appendix 4.d), are shown the estimated future cash flows (undiscounted) that the Group will have to disburse to settle these Other Obligations.

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

The following table details changes in “Reserve for cash flow hedges” for the years ended December 31, 2015, 2014 and 2013 due to exchange differences from this debt:

	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Balance in hedging reserves (hedging income) at the beginning of the year, net	(38,783,599)	2,415,439	37,372,801
Foreign currency exchange differences recorded in equity, net	(44,992,798)	(31,401,584)	(24,792,601)
Recognition of foreign currency exchange differences revenue, net	3,172,291	(10,086,797)	(10,087,806)
Foreign currency translation differences	(81,479)	289,343	(76,955)
Transfer to assets held for distribution to owners	74,953,393	—	—
Balance in hedging reserves (hedging income) at the end of the year, net	(5,732,192)	(38,783,599)	2,415,439

20.5    Other information

As of December 31, 2015, the Enersis Américas Group has long-term lines of credit available for use amounting to ThCh$34,332,376 (ThCh$173,337,192 as of December 31, 2014)

21.	RISK MANAGEMENT POLICY.

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

•	Compliance with proper corporate governance standards.

•	Strict compliance with all of Group’s internal policies.

•	Each business and corporate area determines:

I.	The markets in which it can operate based on its knowledge and ability to ensure effective risk management;

II.	Criteria regarding counterparts;

III.	Authorized operators.

•	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

•	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

•	Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Enersis Américas policies, standards, and procedures.

The accompanying notes are an integral part of these consolidated financial statements

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

The financial debt structure of the Group detailed by the mostly strongly hedged fixed and floating interest rates on total net debt, net of hedging derivative instruments, is as follows:

Net position:

	12-31-2015%	12-31-2014%
Fixed interest rate	58%	72%
Floating interest rate	42%	28%

Total	100%	100%

21.2 Exchange rate risk

Exchange rate risks involve basically the following transactions:

•	Debt taken on by the Group’s companies that is denominated in a currency other than the currency in which its cash flows are indexed.

•	Payments to be made for the acquisition of project-related materials and for corporate insurance policies in a currency other than that in which its cash flows are indexed.

•	Income in Group companies directly linked to changes in currencies other than the currency of its cash flows.

•	Cash flows from foreign subsidiaries to the Chilean parent company which are exposed to exchange rate fluctuations.

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

The projected needs mentioned above include maturities of financial debt net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives (See Notes 19, 21, and Appendix 4).

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

The accompanying notes are an integral part of these consolidated financial statements

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

The portfolio of positions included for purposes of calculating the present Value at Risk include:

•	Financial debt

•	Hedge derivatives for debt, dividends, and projects.

The VaR determined represents the potential variation in value of the portfolio of positions described above in a quarter with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions, with respect to the U.S. dollar, including:

•	U.S. dollar Libor interest rate.

•	The different currencies with which our companies operate and the customary local indices used in the banking industry.

•	The exchange rates of the various currencies used in the calculation.

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

The accompanying notes are an integral part of these consolidated financial statements

22.	FINANCIAL INSTRUMENTS.

22.1    Financial instruments, classified by type and category

a)	The detail of financial assets, classified by type and category, as of December 31, 2015 and 2014, is as follows:

	12-31-2015
	Financial assets held for trading ThCh$	Financial assets at fair value through profit or loss ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Financial derivatives for hedging ThCh$
Derivative instruments	4,427,286	—	—	—	—	1,172,125
Other financial assets	—	35,467,539	27,195,496	1,045,820,479	—	—

Total Current	4,427,286	35,467,539	27,195,496	1,045,820,479	—	1,172,125

Equity instruments	—	—	—	—	616,296	—
Derivative instruments	—	—	—	—	—	978,556
Other financial assets	—	—	39,673	364,516,870	487,893,679	—
Total Non-current	—	—	39,673	364,516,870	488,509,975	978,556

Total	4,427,286	35,467,539	27,235,169	1,410,337,349	488,509,975	2,150,681

	12-31-2014
	Financial assets held for trading ThCh$	Financial assets at fair value through profit or loss ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Financial derivatives for hedging ThCh$
Derivative instruments	7,061,715	—	—	—	—	1,414,588
Other financial assets	—	52,677,337	38,301,763	1,700,128,243	—	—

Total Current	7,061,715	52,677,337	38,301,763	1,700,128,243	—	1,414,588

Equity instruments	—	—	—	—	4,306,227	—
Derivative instruments	22,002	—	—	—	—	7,229,290
Other financial assets	—	—	26,340,396	292,128,280	492,923,605	—
Total Non-current	22,002	—	26,340,396	292,128,280	497,229,832	7,229,290

Total	7,083,717	52,677,337	64,642,159	1,992,256,523	497,229,832	8,643,878

The accompanying notes are an integral part of these consolidated financial statements

b)	The detail of financial liabilities, classified by type and category, as of December 31, 2015 and 2014, is as follows:

	December 31, 2015
	Financial liabilities held for trading ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$
Interest-bearing loans	—	617,276,453	—
Derivative instruments	1,052,026	—	69,545,029
Other financial liabilities	—	1,447,306,354	—

Total Current	1,052,026	2,064,582,807	69,545,029

Interest-bearing loans	—	1,846,995,721	—
Derivative instruments	—	—	300,871
Other financial liabilities	—	244,079,004	—
Total Non-current	—	2,091,074,725	300,871

Total	1,052,026	4,155,657,532	69,845,900

	December 31, 2014
	Financial liabilities held for trading ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$
Interest-bearing loans	—	418,266,381	—
Derivative instruments	2,544,239	—	995,059
Other financial liabilities	—	2,432,557,572	—

Total Current	2,544,239	2,850,823,953	995,059

Interest-bearing loans	—	3,167,948,954	—
Derivative instruments	6,286,982	—	114,861,592
Other financial liabilities	—	159,385,521	—

Total Non-current	6,286,982	3,327,334,475	114,861,592

Total	8,831,221	6,178,158,428	115,856,651

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

The accompanying notes are an integral part of these consolidated financial statements

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2015 and 2014, financial derivative qualifying as hedging instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	12-31-2015				12-31-2014
	Assets		Liabilities		Assets		Liabilities
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest rate hedge:	908,115	978,556	11,177	300,871	193,246	3,533,655	14,637	582,788
Cash flow hedge	908,115	978,556	11,177	300,871	193,246	3,533,655	14,637	582,788
Exchange rate hedge:	264,010	—	69,533,852	—	1,221,342	3,695,636	980,421	114,278,805
Cash flow hedge	264,010	—	69,533,852	—	1,221,342	3,695,636	980,421	114,278,805

TOTAL	1,172,125	978,556	69,545,029	300,871	1,414,588	7,229,291	995,058	114,861,593

•	General information on hedge derivative instruments

Hedging derivative instruments and their corresponding hedged instruments are shown in the following table:

Detail of Hedge Instruments	Description of Hedge Instrument	Description of Hedged Instrument	Fair Value of Hedged Instruments 12/31/2015 ThCh$	Fair Value of Hedged Instruments 12/31/2014 ThCh$
SWAP	Interest rate	Bank loans	1,574,623	3,129,476
SWAP	Exchange rate	Unsecured obligations (bonds)	(69,269,842)	(110,342,248)

As of December 31, 2015 and 2014, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

For fair value hedges the gain or losses recognized on the hedging instrument and on the underlying hedged item is detailed in the following table:

	12-31-2015		12-31-2014		12-31-2013
	Gains ThCh$	Losses ThCh$	Gains ThCh$	Losses ThCh$	Gains ThCh$	Losses ThCh$
Hedging instrument	—	—	610,861	—	697,443	—
Hedged item	—	—	—	1,090,341	—	1,556,853

TOTAL	—	—	610,861	1,090,341	697,443	1,556,853

b)	Financial derivative instruments assets and liabilities at fair value through profit or loss

As of December 31, 2015 and 2014, financial derivative transactions recognized at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	12-31-2015				12-31-2014
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	Current ThCh$	Current ThCh$	Non-current ThCh$	Non-current ThCh$	Current ThCh$	Current ThCh$	Non-current ThCh$	Non-current ThCh$
Non-hedging derivative instrument	4,427,286	1,052,026	—	—	7,061,715	2,544,239	22,002	6,286,982

The accompanying notes are an integral part of these consolidated financial statements

c)	Other information on derivatives:

The following table sets forth the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2015 and 2014:

	December 31, 2015
		Notional Amount
Financial derivatives	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	1,574,623	38,204,658	22,314,853	—	—	—	60,519,511
Cash flow hedge	1,574,623	38,204,658	22,314,853	—	—	—	60,519,511
Exchange rate hedge:	(69,269,842)	308,412,252	—	—	—	—	308,412,252
Cash flow hedge	(69,269,842)	308,412,252	—	—	—	—	308,412,252
Derivatives not designated for hedge accounting	3,375,260	44,663,462	—	—	—	—	44,663,462

Total	(64,319,959)	391,280,372	22,314,853	—	—	—	413,595,225

	December 31, 2014
	Fair value	Notional Amount
Financial derivatives		Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	3,129,476	19,580,330	46,306,386	34,138,973	—	—	100,025,689
Cash flow hedge	3,129,476	19,580,330	46,306,386	34,138,973	—	—	100,025,689
Exchange rate hedge:	(110,342,248)	7,029,775	233,262,249	—	—	260,451,370	500,743,394
Cash flow hedge	(110,342,248)	7,029,775	233,262,249	—	—	260,451,370	500,743,394
Derivatives not designated for hedge accounting	(1,747,504)	133,409,820	46,908,791	45,078,924	19,426,499	—	244,824,034

Total	(108,960,276)	160,019,925	326,477,426	79,217,897	19,426,499	260,451,370	845,593,117

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

The following table presents financial assets and liabilities measured at fair value as of December 31, 2015 and 2014:

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:
	12-31-2015 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$
Financial Assets
Financial derivatives designated as cash flow hedge	2,150,681	—	2,150,681	—
Financial derivatives not designated for hedge accounting	4,427,286	—	4,427,286	—
Financial assets at fair value through profit or loss	35,467,539	35,467,539	—	—
Available-for-sale financial assets, non-current	487,893,679	—	487,893,679	—

Total	529,939,185	35,467,539	494,471,646	—

Financial Liabilities
Financial derivatives designated as cash flow hedge	69,845,900	—	69,845,900	—
Financial derivatives not designated for hedge accounting	1,052,026	—	1,052,026	—

Total	70,897,926	—	70,897,926	—

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:
	12-31-2014	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedge	8,643,878	—	8,643,878	—
Financial derivatives not designated for hedge accounting	7,083,717	—	7,083,717	—
Financial assets at fair value through profit or loss	52,677,337	52,677,337	—	—
Available-for-sale financial assets, non-current	492,954,649	31,044	492,923,605	—

Total	561,359,581	52,708,381	508,651,200	—

Financial Liabilities
Financial derivatives designated as cash flow hedge	115,856,651	—	115,856,651	—
Financial derivatives not designated for hedge accounting	8,831,221	—	8,831,221	—

Total	124,687,872	—	124,687,872	—

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

The accompanying notes are an integral part of these consolidated financial statements

23. TRADE AND OTHER CURRENT PAYABLES.

The detail of Trade and Other Payables as of December 31, 2015 and 2014, is as follows:

	Current		Non-current
Trade and other payables	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Trade payables	459,144,350	822,851,379	2,247,156	7,147,088
Other payables	993,679,857	1,466,025,571	281,297,098	152,238,433

Total	1,452,824,207	2,288,876,950	283,544,254	159,385,521

The detail of Trade and Other Current Payables as of December 31, 2015 and 2014, is as follows:

	Current		Non-current
			One to five years
Trade and other payables	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Energy suppliers(1)	420,027,375	762,931,782	2,247,156	7,147,088
Fuel and gas suppliers	39,116,975	59,919,597	—	—
Payables for goods and services	570,627,472	792,235,405	208,653,963	111,531,445
Dividends payable to non-controlling interests	106,531,865	327,360,126	—	—
Fines and complaints(2)	94,165,502	98,470,156	—	—
Research and development	12,867,918	18,071,828	17,940,704	24,157,710
Taxes payables other than income tax	41,337,748	66,919,568	2,648,714	7,304,354
VAT debit	43,676,292	30,612,286	39,465,249	—
Mitsubishi contract (LTSA)	15,390,966	34,214,611	—	—
Obligations for social programs	18,768,357	12,869,529	—	—
Interest payments on trade payables	66,768,001	44,497,783	—	—
Other payables	23,545,736	40,774,279	12,588,468	9,244,924

Total	1,452,824,207	2,288,876,950	283,544,254	159,385,521

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

The detail of trade payables, both up to date and past due as of December 31, 2015 and 2014, are presented in Appendix 7.

The accompanying notes are an integral part of these consolidated financial statements

24.	PROVISIONS.

a)	The detail of provisions as of December 31, 2015 and 2014, is as follows:

	Current		Non-current
Provisions	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Provision for legal proceedings	42,090,525	58,620,425	144,855,586	165,347,715
Decommissioning or restoration(1)	750,345	568,465	6,328,957	31,647,729
Provision for environmental issues	73,381,544	9,675,454	31,880,082	248,397
Other provisions	11,076,762	21,358,340	783,659	—

Total	127,299,176	90,222,684	183,848,284	197,243,841

(1)	See Note 3a

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the related matters.

b)	Changes in provisions as of December 31, 2015 and 2014, are as follows:

Provisions	Legal Proceedings ThCh$	Decommissioning or Restoration ThCh$	Environmental and Other Provisions (3) ThCh$	Total ThCh$
Changes in Provisions
Balance as of January 1, 2015	223,968,140	32,216,194	31,282,191	287,466,525
Additional provisions	—	—	—	—
Increase (decrease) in existing provisions	22,857,949	24,158,277	106,100,964	153,117,190
Provisions used	(25,239,603)	(7,275)	(12,262,416)	(37,509,294)
Increase from adjustment to time value of money	31,412,199	2,031,788	23,054,386	56,498,373
Foreign currency translation	(32,537,015)	(234,141)	(24,082,348)	(56,853,504)
Transfer to non-current assets held for distribution to owners(2)	(14,829,363)	(51,085,541)	(6,530,431)	(72,445,335)
Other increase (decrease)	(18,686,196)	—	(440,299)	(19,126,495)

Total changes in provisions	(37,022,029)	(25,136,892)	85,839,856	23,680,935

Balance as of December 31, 2015	186,946,111	7,079,302	117,122,047	311,147,460

Provisions	Legal Proceedings ThCh$	Decommissioning or Restoration ThCh$	Environmental and Other Provisions ThCh$	Total ThCh$
Changes in Provisions
Balance as of January 1, 2014	221,031,705	24,109,594	36,135,417	281,276,716
Additional provisions	—	6,857,384	—	6,857,384
Increase (decrease) in existing provisions	46,561,327	15,850	25,802,254	72,379,431
Provisions used	(41,501,294)	—	(9,941,920)	(51,443,214)
Increase from adjustment to time value of money	13,396,466	1,135,525	33,735,093	48,267,084
Foreign currency translation	2,742,310	97,841	(8,494,789)	(5,654,638)
Other increase (decrease)	(18,262,374)	—	(45,953,864)	(64,216,238)

Total changes in provisions	2,936,435	8,106,600	(4,853,226)	6,189,809

Balance as of December 31, 2014	223,968,140	32,216,194	31,282,191	287,466,525

The accompanying notes are an integral part of these consolidated financial statements

(2)	See Note 5.1.a)
(3)	Mainly corresponds to environmental provisions related to El Quimbo project in Colombia (400 MW) for ThCh$103,841,534.

25.	EMPLOYEE BENEFIT OBLIGATIONS.

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

The following table presents the balance recorded in the consolidated statement of financial position as a result of the difference between the actuarial liability from defined benefit plans and the fair value of the plan assets affected as of December 31, 2015, and at the end of each of the four prior years:

	12-31-2015	12-31-2014	12-31-2013	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Actuarial liability	428,066,630	588,148,279	521,850,486	628,823,491	592,212,012
Assets affected	(284,231,299)	(368,008,708)	(322,830,274)	(393,880,165)	(366,137,888)
Difference	143,835,331	220,139,571	199,020,212	234,943,326	226,074,124
Limitation not recognized due to limit on Benefit Plan Assets	22,057,178	33,710,733	39,494,779	21,218,042	43,278,951
Minimum financing required (IFRIC 14)	21,377,965	16,080,108	—	—	—

Accounting balance of actuarial liability deficit	187,270,474	269,930,412	238,514,991	256,161,368	269,353,075

The accompanying notes are an integral part of these consolidated financial statements

b)	The following amounts were recognized in the consolidated statement of comprehensive income for the years ended December 31, 2015, 2014 and 2013:

Expense Recognized in Profit or Loss	12-31-2015	12-31-2014	12-31-2013
	ThCh$	ThCh$	ThCh$
Current service cost for defined benefits plan	7,092,780	4,513,850	4,462,712
Interest cost for defined benefits plan	56,568,888	59,981,707	54,773,138
Interest income from the plan assets	(38,428,236)	(42,145,223)	(37,219,214)
Past service cost	(523)	667,153	—
Interest cost on asset ceiling components	3,619,155	5,348,952	2,422,955
Expenses recognized in Profit or Loss	28,852,064	28,366,439	24,439,591
(Gains) losses from new measurements of defined benefit plans	19,027,368	36,681,734	(6,351,518)

Total expense recognized in Comprehensive Income	47,879,432	65,048,173	18,088,073

c)	The presentation of net actuarial liabilities as of December 31, 2015 and 2014, are as follows

Net Actuarial Liabilities	ThCh$
Balance as of January 1, 2014	238,514,991
Net interest cost	23,185,436
Service cost during the period	5,181,003
Benefits paid during the period	(15,957,887)
Contributions during the period	(17,998,323)
Actuarial (gains) losses from changes in financial assumptions	26,435,894
Actuarial (gains) losses from changes in experience adjustments	22,302,042
Performance of plan assets, excluding interest	(13,293,908)
Changes in the asset limit	(12,687,133)
Minimum financing required (IFRIC 14)	16,080,108
Transfer to liabilities classified as held for sale	(102,423)
Defined benefit plan obligations from business combinations	1,297,048
Foreign currency translation differences	(3,026,436)
Balance as of December 31, 2014	269,930,412
Net interest cost	21,759,807
Service cost during the period	7,092,780
Benefits paid during the period	(19,628,639)
Contributions during the period	(15,322,998)
Actuarial (gains) losses from changes in financial assumptions	(41,003,639)
Actuarial (gains) losses from changes in experience adjustments	33,191,124
Performance of plan assets, excluding interest	25,577,816
Changes in the asset limit	(8,365,724)
Minimum financing required (IFRIC 14)	9,627,791
Transfer to liabilities classified as held for distribution to owners (*)	(55,023,456)
Past service cost	(523)
Foreign currency translation differences	(40,564,277)

Net actuarial liabilities as of December 31, 2015	187,270,474

(*)	See Note 5.1.a)

The accompanying notes are an integral part of these consolidated financial statements

d)	The balance and changes in post-employment defined benefit obligations as of December 31, 2015 and 2014, are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Balance as of January 1, 2014	521,850,486
Current service cost	4,513,850
Interest cost	59,981,707
Contributions from plan participants	513,813
Actuarial (gains) losses from changes in financial assumptions	26,435,894
Actuarial (gains) losses from changes in experience adjustments	22,302,042
Foreign currency translation	2,634,240
Benefits paid	(51,945,531)
Past service cost	667,153
Defined benefit plan obligations from business combinations	1,297,048
Transfer to assets classified as held for sale	(102,423)
Balance as of December 31, 2014	588,148,279
Current service cost (*)	7,092,780
Interest cost (*)	56,568,888
Contributions from plan participants	453,243
Actuarial (gains) losses from changes in financial assumptions (*)	(41,003,639)
Actuarial (gains) losses from changes in experience adjustments (*)	33,191,124
Foreign currency translation differences	(108,872,703)
Benefits paid	(52,487,363)
Past service cost	(523)
Transfer to liabilities classified as held for distribution to owners	(55,023,456)

Balance as of December 31, 2015	428,066,630

(*)	Current service cost related continuing operations for the year ended December 31, 2015, was ThCh$9,609,364 (ThCh$7,571,331 for the year ended December 31, 2014). Interest cost related to continuing operations for the year ended December 31, 2015 was ThCh$19,459,863 (ThCh$21,046,393 for the year ended December 31, 2014). Actuarial gains (losses) for defined benefit plans related to continuing operations were ThCh$13,381,836 for the year ended December 31, 2015 (ThCh$23,988,874 for the year ended December 31, 2014).

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

The following table sets forth the assets affected by the plans and invested in shares, leases and real estate owned by the Group:

	12-31-2015	12-31-2014
	ThCh$	ThCh$
Equity instruments	1	2
Real Estate	16,535,844	24,699,453

Total	16,535,845	24,699,455

The accompanying notes are an integral part of these consolidated financial statements

g)	Reconciliation of asset ceiling:

Reconciliation of Asset Ceiling	ThCh$
Balance as of January 1, 2014	39,494,779
Interest on assets not recognized	5,348,952
Other changes in assets not recognized due to asset limit	(12,687,133)
Foreign currency exchange translation differences	1,554,135
Balance as of December 31, 2014	33,710,733
Interest on assets not recognized	3,619,155
Other changes in assets not recognized due to asset limit	(8,365,724)
Foreign currency exchange differences	(6,906,986)

Total asset ceiling as of December 31, 2015	22,057,178

Other disclosures:

•	Actuarial assumptions:

As of December 31, 2015 and 2014, the following assumptions were used in the actuarial calculation of defined benefit plans:

	Chile		Brazil		Colombia		Argentina		Peru
	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014

Discount rates used	5.00%	4.60%	14.02% - 14.21%	12.52%	7.25%	7.04%	5.50%	5.50%	7.60%	6.35%
Expected rate of salary increases	4.00%	4.00%	9.69%	9.18%	4.20%	4.00%	0.00%	0.00%	3.00%	3.00%
Mortality tables	RV -2009	RV -2009	AT 2000	AT 2000	RV 2008	RV 2008	RV 2004	RV 2004	RV 2009	RV 2009

•	Sensitivity:

As of December 31, 2015, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$32,618,877 (ThCh$46,833,941 as of December 31, 2014) if the rate rises and an increase of ThCh$38,040,654 (ThCh$56,665,239 as of December 31, 2014) if the rate falls in those 100 basis points.

•	Future disbursements:

The estimates available indicate that ThCh$40,598,743 will be disbursed for defined benefit plans next year.

•	Length of commitments:

The Group’s obligations have a weighted average length of 8.98 years, and the outflows of benefits for the next 5 years and more is expected to be as follows:

Years	ThCh$
1	40,598,743
2	35,861,547
3	36,618,624
4	36,802,319
5	36,713,859
Over 5	187,371,678

The accompanying notes are an integral part of these consolidated financial statements

•	Defined contributions:

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

The accompanying notes are an integral part of these consolidated financial statements

26.2  Foreign currency translation reserves

The following table sets forth foreign currency translation differences attributable to the shareholders of Enersis Américas for the years ended December 31, 2015, 2014 and 2013:

Reserves for Accumulated Currency Translation Differences	12-31-2015 (*) ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Empresa Distribuidora Sur S.A.	(81,730,224)	(76,439,681)	(72,729,629)
Compañía Distribuidora y Comercializadora de energía S.A.	97,135,435	130,582,841	154,005,545
Edelnor	44,016,474	36,743,627	16,231,253
Dock Sud	(6,090,959)	3,671,460	1,498,217
Enel Brasil S.A.	(518,430,268)	(164,554,392)	(234,432,842)
Central Costanera S.A.	139,888	2,335,611	578,662
Inversiones GasAtacama Holding Ltda.(1)	—	11,500,876	5,020,651
Emgesa S.A. E.S.P.	9,032,752	46,718,154	76,006,120
Hidroelectrica El Chocon S.A.	(48,704,485)	(30,145,604)	(26,372,986)
Generandes Peru S.A.	80,370,339	71,188,012	24,832,786
Emp. Eléctrica de Piura	8,753,615	7,321,905	3,379,674
Other	(4,580,660)	(3,767,935)	(4,039,467)

TOTAL	(420,088,093)	35,154,874	(56,022,016)

(*)	See Note 5.1.II.ii.
(1)	Beginning on January 1, 2015, the company changed its functional currency from U.S. dollar to Chilean pesos.

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

The accompanying notes are an integral part of these consolidated financial statements

26.5 Other reserves

Other reserves within Equity attributable to shareholders of Enersis Américas for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Balance as of January 1, 2015 ThCh$	2015 Changes ThCh$	Balance as of December 31, 2015 ThCh$
Exchange differences on translation	35,154,874	(455,242,967)	(420,088,093)
Cash flow hedges	(69,404,677)	60,563,975	(8,840,702)
Available-for-sale financial assets	14,046	(181,785)	(167,739)
Other comprehensive income from non-current assets held for distribution to owners	—	(101,327,672)	(101,327,672)
Other miscellaneous reserves	(2,619,970,627)	(8,565,391)	(2,628,536,018)

Total	(2,654,206,384)	(504,753,840)	(3,158,960,224)

	Balance as of January 1, 2014 ThCh$	2014 Changes ThCh$	Balance as of December 31, 2014 ThCh$
Exchange differences on translation	(56,022,016)	91,176,890	35,154,874
Cash flow hedges	(3,086,726)	(66,317,951)	(69,404,677)
Available-for-sale financial assets	11,811	2,235	14,046
Other miscellaneous reserves	(2,414,023,486)	(205,947,141)	(2,619,970,627)

Total	(2,473,120,417)	(181,085,967)	(2,654,206,384)

	Balance as of January 1, 2013 ThCh$	2013 Changes ThCh$	Balance as of December 31, 2013 ThCh$
Exchange differences on translation	(40,720,059)	(15,301,957)	(56,022,016)
Cash flow hedges	27,594,028	(30,680,754)	(3,086,726)
Available-for-sale financial assets	13,647	(1,836)	11,811
Other miscellaneous reserves	(1,498,010,369)	(916,013,117)	(2,414,023,486)

Total	(1,511,122,753)	(961,997,664)	(2,473,120,417)

a)	Reserves for exchange differences on translation: These reserves arise primarily from exchange differences relating to:

•	Translation of the financial statements of our subsidiaries with functional currencies other than the Chilean peso (see Note 2.6.3); and

•	Translation of goodwill arising from the acquisition of companies with functional currencies other than the Chilean peso (see Note 3.c).

b)	Cash flow hedging reserves: These reserve represent the cumulative effective portion of gains and losses on cash flow hedges (see Note 3.g.5. and 3.n).

c)	Other miscellaneous reserves.

During the year ended December 31, 2015, there have been no changes in other reserves.

During the year ended December 31, 2014, the changes in other reserves were originated primarily from the Public Stock Offering of our subsidiary Coelce (see Note 26.6.1).

The accompanying notes are an integral part of these consolidated financial statements

During the year ended December 31, 2013, the changes in other reserves were originated primarily from the capital increase carried out by Enersis Américas. (See Note 26.1.1).

The main items and their effects are the following:

1)	A charge of ThCh$897,856,109 resulting from the Enersis Américas capital increase that took place in the first quarter of 2013 (see Note 7).

2)	A charge of ThCh$18,581,809 corresponding to share issuance costs recognized as described in Note 3.t). The detail of these expenses is as follows:

Description of Expense (*)	Gross Amount ThCh$	Tax Effect ThCh$	Net Amount ThCh$
Legal advising services	1,154,819	(230,964)	923,855
Financial advising services and placement fees	22,436,327	(4,487,265)	17,949,062
Audits	1,113,980	(222,796)	891,184
Other expenses	347,764	(69,553)	278,211

Sub Total	25,052,890	(5,010,578)	20,042,312

Less
Share placement surcharge	1,460,503	—	1,460,503

Total	23,592,387	(5,010,578)	18,581,809

(*)	See Note 26.1.1. (By-law amendments).

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

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

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

26.6.4 The detail of non-controlling interests is as follows:

	Non-controlling interests
		Equity		Profit (Loss)
Companies	12-31-2015%	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Ampla Energía e Serviços S.A.	0.36%	1,670,381	2,255,335	(39,491)	183,454	3,034,036
Compañía Energética Do Ceará S.A.	26.00%	102,309,115	111,448,154	18,722,431	14,883,752	17,016,391
Enel Brasil	0.00%	—	—	—	—	16,428,497
Compañía Distribuidora y Comercializadora de energía S.A.	51.52%	270,808,395	250,654,641	63,817,434	80,226,416	82,283,946
Emgesa S.A. E.S.P.	51.53%	412,145,236	377,921,404	109,187,510	148,822,948	130,147,172
Empresa de Distribución Eléctrica de Lima Norte S.A.A	24.32%	75,852,375	67,927,394	15,467,507	14,524,832	12,282,813
Generandes Peru S.A.	0.00%	—	—	—	12,672,210	17,074,639
Edegel S.A.A	16.40%	91,467,160	90,506,207	15,078,085	17,790,998	13,299,054
Chinango S.A.C.	20.00%	14,268,911	14,707,216	3,042,018	3,002,284	2,033,307
Empresa Distribuidora Sur S.A.	27.87%	7,873,277	(17,558,352)	27,738,670	(23,918,192)	25,129,551
Central Costanera S.A.	24.32%	3,759,405	5,197,207	(242,897)	11,072,950	(7,067,970)
Hidroelectrica El Chocón S.A.	32.33%	48,208,347	26,841,549	35,783,793	3,538,006	3,811,615
Inversora Dock Sud S.A.	42.86%	24,059,619	20,265,854	11,745,296	(6,544,116)	(8,111,021)
Central Dock Sud S.A.	29.76%	23,536,086	17,613,948	11,624,813	(8,857,902)	(12,361,345)
Chilectra S.A. (*).	0.91%	10,118,233	11,127,491	1,743,825	1,264,684	2,056,796
Empresa Nacional de Electricidad S.A (*)	40.02%	1,059,805,601	1,080,652,251	157,225,820	110,198,149	142,871,823
Empresa Eléctrica Pehuenche S.A. (*)	7.35%	10,900,863	12,597,077	8,674,207	9,526,575	8,415,147
Empresa Electrica de Piura	5.00%	—	2,118,220	—	3,948,804	3,543,412
Others		6,876,091	2,967,103	3,313,547	3,286,013	2,998,733

Total		2,163,659,095	2,077,242,699	482,882,568	395,621,865	454,886,596

(*)	Disposal groups held for distribution to owners

The accompanying notes are an integral part of these consolidated financial statements

27.	REVENUE AND OTHER INCOME.

The detail of revenue presented in the statement of comprehensive income for the years ended December 31, 2015, 2014 and 2013 is as follows:

Revenues	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Energy sales (2)	4,224,381,699	4,349,833,962	3,651,343,245
Generation	1,202,615,603	1,192,444,520	941,860,009
Regulated customers	141,728,020	137,536,698	84,590,770
Non-regulated customers	664,527,858	676,023,056	575,318,424
Spot market sales	338,995,080	338,908,636	249,598,348
Other customers	57,364,645	39,976,130	32,352,467
Distribution	3,021,766,096	3,157,389,442	2,709,483,236
Residential	1,485,240,702	1,583,857,094	1,298,051,111
Business	722,634,924	737,471,663	666,523,624
Industrial	299,722,654	309,822,204	324,807,780
Other consumers	514,167,816	526,238,481	420,100,721
Other sales	40,648,051	34,220,939	19,035,917
Gas sales	16,779,246	8,154,469	8,817,669
Sales of products and services	23,868,805	26,066,470	10,218,248
Revenue from other services	402,615,560	422,400,836	308,616,190
Tolls and transmission	248,565,422	251,366,453	212,027,293
Metering equipment leases	70,485	82,069	399,082
Public lighting	23,162,879	28,050,833	24,865,721
Verifications and connections	4,580,679	4,200,004	15,560,660
Engineering and consulting services	1,404,449	12,826,190	8,791,981
Other services	124,831,646	125,875,287	46,971,453

Total operating revenue	4,667,645,310	4,806,455,737	3,978,995,352

Other Operating Income	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Revenue from construction contracts	230,687,290	186,078,925	159,283,676
Other income (1)	403,106,978	213,835,126	389,868,841

Total other income	633,794,268	399,914,051	549,152,517

(*)	See Note 5.1.II.iii
(1)	It includes ThCh$52,400,888 for the year ended December 31, 2015 (ThCh$39,282,571 and ThCh$31,262,764 for the years ended December 31, 2014 and 2013, respectively) from new availability contracts signed in December 2012 between our subsidiary Central Costanera S.A. and CAMMESA.

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

The accompanying notes are an integral part of these consolidated financial statements

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

28.	RAW MATERIALS AND CONSUMABLES USED.

The detail of raw materials and consumables used presented in profit or loss for the years ended December 31, 2015, 2014 and 2013 is as follows:

Raw Materials and Consumables Used	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Energy purchases	(1,885,916,426)	(1,824,002,786)	(1,252,146,609)
Fuel consumption	(258,113,922)	(205,534,394)	(174,504,021)
Transportation costs	(245,813,374)	(265,185,382)	(216,858,693)
Costs from construction contracts	(230,687,290)	(186,078,925)	(159,283,676)
Other raw materials and consumables	(156,670,500)	(150,867,949)	(287,474,303)

Total	(2,777,201,512)	(2,631,669,436)	(2,090,267,302)

(*)	See Note 5.1.II.iii

29.	EMPLOYEE BENEFITS EXPENSE.

Employee expenses for the years ended December 31, 2015, 2014 and 2013 are as follows:

Employee Benefits Expense	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Wages and salaries	(309,761,095)	(266,240,462)	(222,075,924)
Post-employment benefit obligations expense	(9,609,364)	(7,571,331)	(6,127,265)
Social security and other contributions	(159,641,192)	(110,493,404)	(111,537,633)
Other employee expenses	(8,686,496)	(5,363,276)	(5,827,374)

Total	(487,698,147)	(389,668,473)	(345,568,196)

(*)	See Note 5.1.II.iii

30.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES.

The detail of depreciation, amortization and impairment losses for the years ended December 31, 2015, 2014 and 2013 are as follows:

	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Depreciation	(245,598,045)	(244,376,550)	(225,418,868)
Amortization	(74,944,152)	(106,366,200)	(90,547,273)
Subtotal	(320,542,197)	(350,742,750)	(315,966,141)
Impairment (losses) reversals (**)	(39,811,756)	(38,329,942)	(66,664,976)

Total	(360,353,953)	(389,072,692)	(382,631,117)

The accompanying notes are an integral part of these consolidated financial statements

(*)	See Note 5.1.II.iii

(**) Information on Impairment Losses by Business Segment	Generation			Distribution			Other			For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Financial assets (see Note 10c)	(4,794,591)	(2,024,186)	(718,835)	(34,909,411)	(20,090,180)	(24,895,035)	(75,708)	(78,174)	—	(39,779,710)	(22,192,540)	(25,613,870)
Intangible assets other than goodwill (see Note 15)	—	—	—	—	(14,948,785)	(28,662,952)	—	—	—	—	(14,948,785)	(28,662,952)
Property, plant and equipment (see note 17)	(32,046)	(1,188,617)	(12,388,154)	—	—	—	—	—	—	(32,046)	(1,188,617)	(12,388,154)

Total	(4,826,637)	(3,212,803)	(13,106,989)	(34,909,411)	(35,038,965)	(53,557,987)	(75,708)	(78,174)	—	(39,811,756)	(38,329,942)	(66,664,976)

(*)	See Note 5.1.II.iii

As of December 31, 2015, the assets related to Chilean operations that are subject to impairment test have been classified as non-current assets held for distribution to owners. (See Notes 3.k and 5.1)

31.	OTHER EXPENSES.

Other miscellaneous operating expenses for the years ended December 31, 2015, 2014 and 2013 are as follows:

Other Expenses	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Other supplies and services	(58,304,067)	(53,366,436)	(47,840,403)
Professional, outsourced and other services	(162,323,852)	(168,177,580)	(166,380,283)
Repairs and maintenance	(107,991,590)	(112,073,249)	(97,452,388)
Indemnities and fines	(12,912,842)	(16,742,020)	(14,889,784)
Taxes and charges	(32,252,186)	(13,489,033)	(18,666,007)
Insurance premiums	(28,245,178)	(23,656,637)	(17,668,508)
Leases and rental costs	(12,449,187)	(14,352,431)	(10,835,191)
Marketing, public relations and advertising	(5,270,796)	(4,700,359)	(4,363,014)
Other supplies	(53,888,664)	(41,535,780)	(24,450,757)
Travel expenses	(13,769,681)	(13,814,472)	(2,783,610)
Environmental expenses (1)	(1,120,706)	(1,821,267)	(417,966)

Total	(488,528,749)	(463,729,264)	(405,747,911)

(*)	See Note 5.1.II.iii
(1)	It includes research costs recognized as expenses during the years ended December 31, 2015, 2014 and 2013 for ThCh$237,085, ThCh$403,574, and ThCh$1,996,818, respectively.

The accompanying notes are an integral part of these consolidated financial statements

32.	OTHER GAINS (LOSSES).

Other gains (losses) for the years ended December 31, 2015, 2014 and 2013 are as follows:

Other Gains (Losses)	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Gain on sale of land	(6,758,695)	—	3,429,125
Other	192,470	876,554	1,213,143

Total	(6,566,225)	876,554	4,642,268

(*)	See Note 5.1.II.iii

33.	FINANCIAL RESULTS.

Financial income and costs for the years ended December 31, 2015, 2014 and 2013 are as follows:

Financial Income	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Income from deposits and other financial instruments	124,314,454	86,576,973	98,281,675
Financial income on plan assets (Brazil)(3)	135,153	224,310	200,526
Other financial income(1)(2)(4)	170,320,665	164,320,479	148,133,613

Total	294,770,272	251,121,762	246,615,814

Financial Costs	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Financial costs	(385,455,340)	(432,314,329)	(325,972,302)
Bank loans	(38,921,033)	(33,061,726)	(30,027,336)
Secured and unsecured obligations	(179,258,559)	(172,288,757)	(149,082,277)
Financial leasing	(1,414,900)	(817,985)	(1,892,614)
Valuation of financial derivatives	(656,450)	(124,470)	(14,246,840)
Financial provisions	(54,616,547)	(46,354,184)	(37,415,815)
Post-employment benefit obligations	(19,595,016)	(21,270,704)	(17,979,936)
Capitalized borrowing costs	73,008,564	55,101,384	29,326,555
Other financial costs(1)	(164,001,399)	(213,497,887)	(104,654,039)
Gain (loss) from indexed assets and liabilities (**)	(9,266,040)	(13,630,068)	(11,007,801)
Foreign currency exchange differences (***)(4)	128,238,047	(18,493,594)	(28,534,786)

Total financial costs	(266,483,333)	(464,437,991)	(365,514,889)

Total financial results	28,286,939	(213,316,229)	(118,899,075)

(*)	See Note 5.1.II.iii
(1)	For the year ended December 31, 2015, this item includes a net financial income of ThCh$37,618,478 from the financial updating of non-amortized assets at their new replacement value at the end of the concession in the distribution companies Ampla and Coelce. For the year ended December 31, 2014, this financial updating generated a net financial cost of ThCh$68,728,638 as part of the revised tariff in 2014 in our Brazilian subsidiary Ampla and for the year ended December 31, 2013 a net financial income of ThCh$54,591,750 (See Note 9).

The accompanying notes are an integral part of these consolidated financial statements

(2)	On December 31, 2014 our subsidiary Central Costanera was forgiven interest owed to Mitsubishi and the present value of the Mitsubishi debt amounting to ThCh$84,534,955, under a restructuring agreement for this debt. The main conditions of the restructuring agreement include: the forgiveness of interest due and accrued as of September 30, 2014; the rescheduling of capital repayments over a period of 18 years, with a 12 month grace period so that obligations must be fully repaid before December 15, 2032; a minimum annual payment of US$3,000,000 (ThCh$2,130,480) in principal in quarterly installments at an annual interest rate of 0.25%; the maintenance of a pledge over assets and establishing restrictions on the payment of dividends.
(3)	See Note 25.2.b).
(4)	For the year ended December 31, 2015, our Argentine subsidiaries, Central Costanera, Chocón and Dock Sud recognized a gain for foreign currency exchange differences for ThCh$141,559,960 as a result of the dollarization of the receivables related to Central Vuelta de Obligado project (“VOSA”) and financial income of ThCh$57,079,871 for the interest accrued between the maturity date of each sale settlement contributed to the project and the receivables dollarized. (See Note 36.5)

In addition, our Argentine subsidiary Edesur recognized a financial income for ThCh$27,215,856 for compensations arising from the application of the Cost Monitoring Mechanism (MMC). (See Note 36.5)

The effects on financial results from exchange differences and the application of indexed assets and liabilities are originated from the following:

Results from Indexed Assets and Liabilities (**)	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Other financial assets	—	—	57,533
Current tax assets and liabilities	1,240	21,157	—
Other financial liabilities (financial debt and derivative instruments)	(9,267,280)	(13,651,225)	(11,065,334)

Total	(9,266,040)	(13,630,068)	(11,007,801)

Exchange Differences (***)	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Cash and cash equivalents	7,304,624	22,199,061	4,314,865
Other financial assets	170,679,018	34,690,822	36,371,996
Other non-financial assets	4,995,376	93,239	2,598,929
Trade and other receivables	51,506,895	12,791,191	21,298,397
Current tax assets and liabilities	—	24,876	(15,094)
Other financial liabilities (financial debt and derivative instruments)	(44,858,948)	(74,345,529)	(74,877,013)
Trade and other payables	(37,360,135)	(10,195,770)	(15,455,737)
Other non-financial liabilities	(24,028,783)	(3,751,484)	(2,771,129)

Total	128,238,047	(18,493,594)	(28,534,786)

(*)	See Note 5.1.II.iii

The accompanying notes are an integral part of these consolidated financial statements

34.	INCOME TAXES.

The following table presents the components of the income tax expense/(benefit) recorded in the consolidated statement of comprehensive income for the years ended December 31, 2015, 2014 and 2013:

Current Income Tax and Adjustments to Current Income Tax for Previous Periods	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Current income tax	(469,517,752)	(450,655,418)	(457,664,808)
Tax benefit from tax losses, tax credits or temporary differences not previously recognized for the current period (current tax credits and/or benefits)	29,215,046	34,026,202	23,234,522
Adjustments to current tax from the previous period	(5,195,560)	2,871,018	(1,810,633)
Benefit / (expense) for current income tax due to changes in tax rates or the introduction of new taxes	—	—	—
Other current tax benefit / (expense)	(3,063,579)	(97,812)	(4,099,916)
Current tax expense, net	(448,561,845)	(413,856,010)	(440,340,835)
Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	(72,465,637)	(45,506,055)	2,369,050
Benefit / (expense) from deferred taxes due to changes in tax rates or the introduction of new taxes	—	33,404,603	(1,238,888)
Other components of deferred tax (benefit) /expense	—	—	(3,244,670)
Adjustments for prior periods deferred taxes	(2,635,730)	—	—

Total deferred tax benefit / (expense)	(75,101,367)	(12,101,452)	(2,114,508)

Income tax expense, continuing operations	(523,663,212)	(425,957,462)	(442,455,343)

(*)	See Note 5.1.II.iii

The following table reconciles income taxes resulting from applying the local current tax rate to “Net income before taxes” and the actual income tax expense recognized in the consolidated statement of comprehensive income for the years ended December 31, 2015, 2014 and 2013:

Reconciliation of Tax Expense	Rate	12-31-2015 ThCh$	Rate	12-31-2014 (As adjusted)(*) ThCh$	Rate	12-31-2013 (As adjusted)(*) ThCh$
ACCOUNTING INCOME BEFORE TAX		1,279,812,171		1,178,120,689		1,237,790,881
Total tax income (expense) using statutory rate	(22.50%)	(287,957,738)	(21.00%)	(247,405,345)	(20.00%)	(247,558,175)
Tax effect of rates applied in other countries	(12.88%)	(164,815,692)	(11.89%)	(140,032,350)	(13.99%)	(173,156,559)
Tax effect of non-taxable revenues and benefits from tax losses and tax credits	4.93%	63,075,794	8.36%	98,468,095	9.95%	123,130,008
Tax effect of non-tax-deductible expenses	(4.39%)	(56,128,320)	(13.63%)	(160,565,951)	(5.62%)	(69,552,897)
Tax effect of changes in income tax rates		—	2.84%	33,404,603	(0.10%)	(1,238,888)
Tax effect of adjustments to taxes in previous periods	(0.41%)	(5,195,560)	0.24%	2,871,018	(0.15%)	(1,810,633)
Adjustments for prior periods deferred taxes	(0.21%)	(2,635,730)	—	—	—	—
Price level restatement for tax purposes (investments in subsidiaries, associates and joint ventures and equity)	(5.47%)	(70,005,966)	(1.08%)	(12,697,532)	(5.84%)	(72,268,199)

Total adjustments to tax expense using statutory rate	(18.43%)	(235,705,474)	(15.16%)	(178,552,117)	(15.75%)	(194,897,168)

Income tax benefit (expense), continuing operations	(40.93%)	(523,663,212)	(36.16%)	(425,957,462)	(35.75%)	(442,455,343)

(*)	See Note 5.1.II.iii

The accompanying notes are an integral part of these consolidated financial statements

35.	INFORMATION BY SEGMENT.

35.1 Basis of segmentation

The Group’s activities are organized primarily around its core businesses: electric energy generation, transmission and distribution. On that basis, the Group has established two major business segments:

Generation and Transmission Business: The generation and transmission business segment is comprised of a group of electricity companies that own electricity generating plants, whose energy is transmitted and distributed to end customers. Our generation and transmission business is conducted in Argentina through Cemsa, Central Dock Sud, Central Costanera, and El Chocón, in Brazil through Cachoeira Dourada, CIEN, Enel Brasil, and Fortaleza in Colombia through Emgesa, and in Peru through Edegel and EEPSA.

Distribution Business: The distribution business is comprised of a group of electricity companies operating under a public utility concession, with service obligations and regulated tariffs for supplying regulated customers. Our electricity distribution business is conducted in Argentina through Edesur, in Brazil through Ampla and Coelce, in Colombia through Codensa, and in Peru through Edelnor.

Considering the differentiated information that is analyzed by the Company’s chief operating decision maker, the segment information has been organized by the geographical areas in which the Group operates:

•	Chile (Discontinued operations)

•	Argentina

•	Brazil

•	Peru

•	Colombia

Given that the Group’s corporate organization matches its business organization and, therefore, the segments, the following information is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of the Group’s consolidated financial statements. Based on this context and taking into consideration the corporate reorganization as discussed in Notes 5.1 and 41, the assets and liabilities related to the Chilean operations are presented as held for distribution to owners, and in the case of income statement accounts, as discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements

The following tables present details of this information by segment:

35.2 Generation and transmission, distribution and others

Line of Business	Generation and Transmission		Distribution		Eliminations and others		Total
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
ASSETS
CURRENT ASSETS	3,974,309,548	1,258,524,552	2,233,248,507	1,682,754,340	1,706,003,655	990,219,996	7,913,561,710	3,931,498,888
Cash and cash equivalents	158,234,836	444,764,922	174,458,784	274,881,316	852,469,724	985,099,253	1,185,163,344	1,704,745,491
Other current financial assets	11,466,253	50,850,528	34,171,369	25,046,824	22,624,824	23,558,051	68,262,446	99,455,403
Other current non-financial assets	26,895,066	61,264,981	72,076,278	109,728,709	3,017,713	4,104,422	101,989,057	175,098,112
Trade and other current receivables	281,533,993	498,363,943	802,286,571	1,178,238,427	4,311,003	5,084,533	1,088,131,567	1,681,686,903
Current accounts receivable from related companies	69,698,172	77,105,049	27,676,364	29,295,267	(93,807,606)	(87,958,976)	3,566,930	18,441,340
Inventories	33,665,661	73,796,781	61,185,174	56,267,388	207,062	3,455,985	95,057,897	133,520,154
Current tax assets	3,751,263	52,378,348	11,961,862	9,296,409	31,741,463	48,897,765	47,454,588	110,572,522

Non-current assets or disposal groups held for sale or held for distribution to owners	3,389,064,304	—	1,049,432,105	—	885,439,472	7,978,963	5,323,935,881	7,978,963

NON-CURRENT ASSETS	4,070,922,143	6,814,137,154	4,091,696,107	5,034,348,611	(627,025,569)	141,337,663	7,535,592,681	11,989,823,428
Other non-current financial assets	625,982	7,937,828	488,884,301	496,520,403	17,921	26,363,289	489,528,204	530,821,520
Other non-current non-financial assets	9,847,779	12,590,288	54,741,348	61,369,954	12,973,581	3,845,938	77,562,708	77,806,180
Trade and other non-current receivables	310,451,501	185,266,255	88,178,936	106,105,806	65,427	269,614	398,695,864	291,641,675
Non-current accounts receivable from related companies	—	—	355,485	486,605	—	—	355,485	486,605
Investments accounted for using the equity method	478,361,882	609,409,322	491,519,716	574,400,438	(938,921,153)	(1,110,176,150)	30,960,445	73,633,610
Intangible assets other than goodwill	33,665,518	55,498,838	933,484,014	1,097,100,837	14,249,740	15,612,381	981,399,272	1,168,212,056
Goodwill	100,700,655	125,609,898	76,703,162	100,220,100	266,795,230	1,185,023,629	444,199,047	1,410,853,627
Property, plant and equipment	3,097,266,606	5,723,349,345	1,905,927,300	2,522,222,675	372,727	(11,356,301)	5,003,566,633	8,234,215,719
Investment property	—	—	—	—	—	8,514,562	—	8,514,562
Deferred tax assets	40,002,220	94,475,380	51,901,845	75,921,793	17,420,958	23,240,701	109,325,023	193,637,874

TOTAL ASSETS	8,045,231,691	8,072,661,706	6,324,944,614	6,717,102,951	1,078,978,086	1,131,557,659	15,449,154,391	15,921,322,316

The accompanying notes are an integral part of these consolidated financial statements

Line of Business	Generation and Transmission		Distribution		Eliminations and others		Total
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES	2,735,116,868	1,622,353,344	1,838,355,464	1,856,594,893	(68,091,532)	(284,126,253)	4,505,380,800	3,194,821,984
Other current financial liabilities	230,270,298	297,869,150	206,125,030	119,552,373	251,478,180	4,384,156	687,873,508	421,805,679
Trade and other current payables	342,712,347	777,931,218	1,037,064,551	1,403,375,115	73,047,309	107,570,617	1,452,824,207	2,288,876,950
Current accounts payable to related companies	104,568,189	371,111,287	72,131,804	189,021,282	(66,802,485)	(416,451,947)	109,897,508	143,680,622
Other current provisions	81,419,354	38,351,988	45,879,822	51,247,787	—	622,909	127,299,176	90,222,684
Current tax liabilities	91,117,121	96,623,249	24,166,415	16,472,461	27,324,424	2,376,603	142,607,960	115,472,313
Current provisions for employee benefits	—	—	—	—	—	—	—	—
Other current non-financial liabilities	1,951,295	40,466,452	35,966,491	76,925,875	1,308,553	11,883,262	39,226,339	129,275,589

Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	1,883,078,264	—	417,021,351	—	(354,447,513)	5,488,147	1,945,652,102	5,488,147

NON-CURRENT LIABILITIES	1,313,277,539	2,398,122,150	1,559,780,584	1,770,828,652	(119,092,912)	278,330,784	2,753,965,211	4,447,281,586
Other non-current financial liabilities	941,834,867	1,871,186,406	883,297,767	1,153,615,811	22,163,958	264,295,311	1,847,296,592	3,289,097,528
Trade and other non-current payables	97,364,873	3,858,836	178,027,558	155,526,685	8,151,823	—	283,544,254	159,385,521
Non-current accounts payable to related companies	10,685,702	4,908,454	157,179,286	—	(167,864,988)	(4,908,454)	—	—
Other long-term provisions	41,883,233	34,859,087	141,808,620	162,308,328	156,431	76,426	183,848,284	197,243,841
Deferred tax liabilities	181,262,110	397,978,536	34,940,876	61,859,841	15,701,629	18,523,107	231,904,615	478,361,484
Non-current provisions for employee benefits	21,548,342	43,461,827	163,123,897	213,666,598	2,598,235	12,801,987	187,270,474	269,930,412
Other non-current non-financial liabilities	18,698,412	41,869,004	1,402,580	23,851,389	—	(12,457,593)	20,100,992	53,262,800

EQUITY	3,996,837,284	4,052,186,212	2,926,808,566	3,089,679,406	1,266,162,530	1,137,353,128	8,189,808,380	8,279,218,746
Equity attributable to shareholders of Enersis Américas	3,996,837,284	4,052,186,212	2,926,808,566	3,089,679,406	1,266,162,530	1,137,353,128	6,026,149,285	6,201,976,047
Issued capital	1,476,722,861	1,512,762,830	860,651,565	872,231,352	3,467,073,560	3,419,453,804	5,804,447,986	5,804,447,986
Retained earnings	2,358,601,470	2,172,639,133	1,414,711,314	1,384,094,891	(392,651,261)	(504,999,579)	3,380,661,523	3,051,734,445
Share premium	206,058,198	206,599,062	3,547,484	3,965,297	(209,605,682)	(210,564,359)	—	—
Other reserves	(44,545,245)	160,185,187	647,898,203	829,387,866	(1,598,654,087)	(1,566,536,738)	(3,158,960,224)	(2,654,206,384)

Non-controlling interests	—	—	—	—	—	—	2,163,659,095	2,077,242,699

Total Liabilities and Equity	8,045,231,691	8,072,661,706	6,324,944,614	6,717,102,951	1,078,978,086	1,131,557,659	15,449,154,391	15,921,322,316

The accompanying notes are an integral part of these consolidated financial statements

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of Business	Generation and Transmission			Distribution			Eliminations and others			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
REVENUES AND OTHER OPERATING INCOME	1,734,761,772	1,762,869,133	1,481,343,900	3,890,722,930	3,802,108,560	3,429,456,365	(324,045,124)	(358,607,905)	(382,652,396)	5,301,439,578	5,206,369,788	4,528,147,869
Revenues	1,668,272,704	1,701,051,112	1,419,296,486	3,321,156,669	3,463,626,805	2,941,988,973	(321,784,063)	(358,222,180)	(382,290,107)	4,667,645,310	4,806,455,737	3,978,995,352
Energy sales	1,486,031,970	1,514,124,760	1,305,087,063	3,022,021,032	3,157,667,595	2,709,628,604	(283,671,303)	(321,958,393)	(363,372,422)	4,224,381,699	4,349,833,962	3,651,343,245
Other sales	21,124,909	13,080,015	8,817,669	19,523,142	21,140,924	3,648,462	—	—	6,569,786	40,648,051	34,220,939	19,035,917
Other services rendered	161,115,825	173,846,337	105,391,754	279,612,495	284,818,286	228,711,907	(38,112,760)	(36,263,787)	(25,487,471)	402,615,560	422,400,836	308,616,190
Other operating income	66,489,068	61,818,021	62,047,414	569,566,261	338,481,755	487,467,392	(2,261,061)	(385,725)	(362,289)	633,794,268	399,914,051	549,152,517

RAW MATERIALS AND CONSUMABLES USED	(677,940,967)	(653,688,007)	(514,810,596)	(2,423,363,923)	(2,338,428,095)	(1,960,921,763)	324,103,378	360,446,666	385,465,057	(2,777,201,512)	(2,631,669,436)	(2,090,267,302)
Energy purchases	(235,046,359)	(258,676,854)	(168,445,337)	(1,951,642,845)	(1,900,048,593)	(1,446,778,480)	300,772,778	334,722,661	363,077,208	(1,885,916,426)	(1,824,002,786)	(1,252,146,609)
Fuel consumption	(258,113,922)	(205,534,394)	(174,504,021)	—	—	—	—	—	—	(258,113,922)	(205,534,394)	(174,504,021)
Transportation expenses	(124,612,122)	(124,900,859)	(97,694,362)	(147,073,303)	(168,191,394)	(144,200,252)	25,872,051	27,906,871	25,035,921	(245,813,374)	(265,185,382)	(216,858,693)
Other miscellaneous supplies and services	(60,168,564)	(64,575,900)	(74,166,876)	(324,647,775)	(270,188,108)	(369,943,031)	(2,541,451)	(2,182,866)	(2,648,072)	(387,357,790)	(336,946,874)	(446,757,979)

CONTRIBUTION MARGIN	1,056,820,805	1,109,181,126	966,533,304	1,467,359,007	1,463,680,465	1,468,534,602	58,254	1,838,761	2,812,661	2,524,238,066	2,574,700,352	2,437,880,567
Other work performed by the entity and capitalized	14,387,605	13,548,280	9,255,740	52,567,319	42,103,255	37,795,406	146,345	118,883	83,324	67,101,269	55,770,418	47,134,470
Employee benefits expense	(107,850,396)	(92,178,851)	(78,825,827)	(365,683,363)	(283,638,620)	(256,035,562)	(14,164,388)	(13,851,002)	(10,706,807)	(487,698,147)	(389,668,473)	(345,568,196)
Other expenses	(96,544,274)	(84,426,859)	(71,568,476)	(372,678,643)	(376,865,536)	(331,687,784)	(19,305,832)	(2,436,869)	(2,491,651)	(488,528,749)	(463,729,264)	(405,747,911)

GROSS OPERATING RESULT	866,813,740	946,123,696	825,394,741	781,564,320	845,279,564	918,606,662	(33,265,621)	(14,330,227)	(10,302,473)	1,615,112,439	1,777,073,033	1,733,698,930
Depreciation and amortization expense	(147,291,267)	(142,609,270)	(130,646,915)	(173,636,385)	(208,532,299)	(185,622,948)	385,455	398,819	303,722	(320,542,197)	(350,742,750)	(315,966,141)
Impairment losses (reversal of impairment losses) recognized in profit or loss	(4,826,638)	(3,212,803)	(13,106,989)	(34,909,411)	(35,038,965)	(53,557,987)	(75,707)	(78,174)	—	(39,811,756)	(38,329,942)	(66,664,976)

OPERATING INCOME	714,695,835	800,301,623	681,640,837	573,018,524	601,708,300	679,425,727	(32,955,873)	(14,009,582)	(9,998,751)	1,254,758,486	1,388,000,341	1,351,067,813

FINANCIAL RESULT	99,864,652	(22,550,175)	(94,072,305)	(97,880,409)	(252,708,515)	(54,492,019)	26,302,696	61,942,461	29,665,249	28,286,939	(213,316,229)	(118,899,075)
Financial income	88,032,028	111,084,259	34,749,918	177,432,364	84,910,412	152,859,615	29,305,880	55,127,091	59,006,281	294,770,272	251,121,762	246,615,814
Cash and cash equivalents	86,308,158	26,728,453	24,151,441	8,809,058	14,617,999	15,448,973	29,197,237	45,230,521	58,681,261	124,314,453	86,576,973	98,281,675
Financial income	1,723,870	84,355,806	10,598,477	168,623,306	70,292,413	137,410,642	108,643	9,896,570	325,020	170,455,819	164,544,789	148,334,139
Financial costs	(109,517,207)	(85,935,531)	(91,401,647)	(275,453,176)	(335,813,681)	(206,291,506)	(484,957)	(10,565,117)	(28,279,149)	(385,455,340)	(432,314,329)	(325,972,302)
Bank borrowings	(18,475,838)	(21,393,127)	(21,454,758)	(21,914,438)	(11,665,822)	(8,572,508)	1,469,244	(2,777)	(70)	(38,921,032)	(33,061,726)	(30,027,336)
Secured and unsecured obligations	(74,589,458)	(78,729,951)	(55,830,044)	(76,174,292)	(80,574,024)	(68,810,393)	(28,494,810)	(12,984,782)	(24,441,840)	(179,258,560)	(172,288,757)	(149,082,277)
Other	(16,451,911)	14,187,547	(14,116,845)	(177,364,446)	(243,573,835)	(128,908,605)	26,540,609	2,422,442	(3,837,239)	(167,275,748)	(226,963,846)	(146,862,689)
Profits (losses) from indexed assets and liabilities	—	—	—	1,240	1,579	—	(9,267,280)	(13,631,647)	(11,007,801)	(9,266,040)	(13,630,068)	(11,007,801)
Foreign currency exchange differences	121,349,831	(47,698,903)	(37,420,576)	139,163	(1,806,825)	(1,060,128)	6,749,053	31,012,134	9,945,918	128,238,047	(18,493,594)	(28,534,786)
Positive	219,603,572	39,651,691	46,792,154	9,537,474	4,303,366	3,380,853	45,868,225	57,413,955	36,265,682	275,009,271	101,369,012	86,438,689
Negative	(98,253,741)	(87,350,594)	(84,212,730)	(9,398,311)	(6,110,191)	(4,440,981)	(39,119,172)	(26,401,821)	(26,319,764)	(146,771,224)	(119,862,606)	(114,973,475)
Share of profit of associates accounted for using the equity method	2,678,513	—	—	787,056	2,595,760	975,149	(132,598)	(35,737)	4,726	3,332,971	2,560,023	979,875
Other gains (losses)	(394,854)	798,130	904,474	(6,171,371)	78,424	3,737,794	—	—	—	(6,566,225)	876,554	4,642,268
Gain (loss) from other investments	—	707,468	768,433	—	—	—	—	—	—	—	707,468	768,433
Gain (loss) from the sale of property, plant and equipment	(394,854)	90,662	136,041	(6,171,371)	78,424	3,737,794	—	—	—	(6,566,225)	169,086	3,873,835

Income before tax	816,844,146	778,549,578	588,473,006	469,753,800	351,673,969	629,646,651	(6,785,775)	47,897,142	19,671,224	1,279,812,171	1,178,120,689	1,237,790,881
Income tax	(335,604,989)	(254,393,601)	(192,628,860)	(135,349,415)	(124,465,813)	(176,573,448)	(52,708,808)	(47,098,048)	(73,253,035)	(523,663,212)	(425,957,462)	(442,455,343)

Net income from continuing operations	481,239,157	524,155,977	395,844,146	334,404,385	227,208,156	453,073,203	(59,494,583)	799,094	(53,581,811)	756,148,959	752,163,227	795,335,538
Income from discontinued operations	223,831,259	63,327,692	179,048,751	139,672,809	125,385,213	114,054,872	24,816,458	26,619,076	24,961,585	388,320,526	215,331,981	318,065,208

NET INCOME	705,070,416	587,483,669	574,892,897	474,077,194	352,593,369	567,128,075	(34,678,125)	27,418,170	(28,620,226)	1,144,469,485	967,495,208	1,113,400,746

Net income attributable to:	705,070,416	587,483,669	574,892,897	474,077,194	352,593,369	567,128,075	(34,678,125)	27,418,170	(28,620,226)	1,144,469,485	967,495,208	1,113,400,746
Shareholders of Enersis Américas	—	—	—	—	—	—	—	—	—	661,586,917	571,873,342	658,514,150
Non-controlling interests	—	—	—	—	—	—	—	—	—	482,882,568	395,621,866	454,886,596

Line of Business	Generation and transmission			Distribution			Eliminations and others			Total (*)
STATEMENT OF CASH FLOW	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Cash flow from (used in) operating activities	1,098,739,134	1,026,718,651	874,169,034	945,599,327	769,341,885	855,536,268	(120,887,859)	(98,022,542)	(28,729,658)	1,923,450,602	1,698,037,994	1,700,975,644
Cash flow from (used in) investment activities	(545,677,324)	(357,107,188)	(194,635,422)	(787,409,305)	(513,969,018)	(488,352,158)	117,787,581	571,389,216	(540,899,509)	(1,215,299,048)	(299,686,990)	(1,223,887,089)
Cash flows from (used in) financing activities	(797,630,653)	(575,096,742)	(628,577,198)	(225,244,202)	(220,294,230)	(327,075,688)	(37,339,524)	(488,068,691)	1,292,418,242	(1,060,214,379)	(1,283,459,663)	336,765,356

(*)	See Note 5.1.II.iv for cash flows related to discontinued operations.

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

The accompanying notes are an integral part of these consolidated financial statements

35.3 Segment information by country.

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
ASSETS
CURRENT ASSETS	7,206,153,017	1,878,994,993	335,086,963	520,217,733	790,909,682	848,758,549	372,444,839	574,295,812	246,261,307	287,163,111	(1,037,294,098)	(177,931,310)	7,913,561,710	3,931,498,888
Cash and cash equivalents	842,075,831	989,320,583	46,181,049	25,917,276	91,204,686	197,723,645	156,927,518	357,750,546	48,774,260	134,033,441	—	—	1,185,163,344	1,704,745,491
Other current financial assets	16,360,472	8,518,962	694,177	—	48,170,095	52,870,583	3,037,702	38,065,858	—	—	—	—	68,262,446	99,455,403
Other current non-financial assets	41,022	16,052,871	2,763,894	4,151,319	80,268,243	115,566,129	9,724,564	12,267,413	9,191,334	27,060,380	—	—	101,989,057	175,098,112
Trade and other current receivables	729,821	578,408,890	216,550,824	416,026,626	536,725,492	446,392,339	179,304,792	147,531,981	154,034,146	93,735,123	786,492	(408,056)	1,088,131,567	1,681,686,903
Current accounts receivable from related companies	72,105,375	134,750,382	24,224,813	28,097,713	19,580,577	22,359,268	2,063,025	748,922	1,292,410	3,256	(115,699,270)	(167,518,201)	3,566,930	18,441,340
Inventories	—	43,677,878	40,147,347	41,937,394	900,446	934,466	21,381,902	16,506,890	32,628,202	30,463,526	—	—	95,057,897	133,520,154
Current tax assets	28,523,295	90,281,411	4,524,859	4,087,405	14,060,143	12,912,119	5,336	1,424,202	340,955	1,867,385	—	—	47,454,588	110,572,522
Non-current assets or disposal groups held-for-sale or held for distribution to owners	6,246,317,201	17,984,016	—	—	—	—	—	—	—	—	(922,381,320)	(10,005,053)	5,323,935,881	7,978,963
NON-CURRENT ASSETS	4,419,757,344	9,730,558,674	989,117,985	822,281,224	2,026,630,282	2,333,408,466	2,655,603,106	2,716,160,481	1,626,705,797	1,550,114,522	(4,182,221,833)	(5,162,699,939)	7,535,592,681	11,989,823,428
Other non-current financial assets	—	33,090,868	21,751	72,882	488,876,852	496,463,986	616,296	1,177,618	13,305	16,166	—	—	489,528,204	530,821,520
Other non-current non-financial assets	9,809,121	236,772	3,927,495	4,232,688	60,707,204	69,746,584	3,380,076	3,644,175	—	—	(261,188)	(54,039)	77,562,708	77,806,180
Trade and other non-current receivables	—	7,496,412	307,327,055	175,753,071	81,551,731	97,082,421	9,817,078	11,309,771	—	—	—	—	398,695,864	291,641,675
Non-current accounts receivable from related companies	—	—	355,485	486,605	34,884,531	36,267,177	—	—	—	—	(34,884,531)	(36,267,177)	355,485	486,605
Investments accounted for using the equity method	4,392,452,234	6,324,305,426	33,278,110	42,815,909	—	—	29,497,710	32,798,603	78,272,852	95,911,225	(4,502,540,461)	(6,422,197,553)	30,960,445	73,633,610
Intangible assets other than goodwill	—	36,525,521	1,901,334	2,533,936	910,420,453	1,062,638,430	36,607,957	40,612,537	32,469,528	25,901,632	—	—	981,399,272	1,168,212,056
Goodwill	—	2,240,478	1,070,609	1,401,472	76,703,162	97,979,622	4,285,457	4,886,064	6,675,472	8,527,161	355,464,347	1,295,818,830	444,199,047	1,410,853,627
Property, plant and equipment	—	3,283,760,775	640,616,088	591,453,902	307,829,742	389,577,389	2,545,846,163	2,549,665,315	1,509,274,640	1,419,758,338	—	—	5,003,566,633	8,234,215,719
Investment property	—	8,514,562	—	—	—	—	—	—	—	—	—	—	—	8,514,562
Deferred tax assets	17,495,989	34,387,860	620,058	3,530,759	65,656,607	83,652,857	25,552,369	72,066,398	—	—	—	—	109,325,023	193,637,874

TOTAL ASSETS	11,625,910,361	11,609,553,667	1,324,204,948	1,342,498,957	2,817,539,964	3,182,167,015	3,028,047,945	3,290,456,293	1,872,967,104	1,837,277,633	(5,219,515,931)	(5,340,631,249)	15,449,154,391	15,921,322,316

The accompanying notes are an integral part of these consolidated financial statements

	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES	2,214,708,056	744,843,606	650,930,971	919,270,662	649,275,989	479,284,646	589,400,597	828,561,609	313,823,925	269,583,701	87,241,262	(46,722,240)	4,505,380,800	3,194,821,984
Other current financial liabilities	251,988,261	150,748,390	30,883,517	36,046,855	136,422,798	78,874,557	170,601,821	92,779,423	97,977,111	63,356,454	—	—	687,873,508	421,805,679
Trade and other current payables	30,630,264	490,927,954	524,765,510	775,438,014	438,614,827	340,379,343	258,880,100	428,369,239	149,516,849	167,957,943	50,416,657	85,804,457	1,452,824,207	2,288,876,950
Current accounts payable to related companies	37,738,690	10,417,853	23,671,742	28,081,812	50,826,174	30,274,223	30,878,126	198,528,161	8,587,452	8,905,270	(41,804,676)	(132,526,697)	109,897,508	143,680,622
Other current provisions	3,595	11,627,110	30,169,043	33,345,118	2,144,014	3,335,096	77,759,932	31,449,522	17,222,592	10,465,838	—	—	127,299,176	90,222,684
Current tax liabilities	27,324,425	38,357,866	41,441,159	6,836,964	19,959,622	2,213,038	49,992,270	64,747,073	3,890,484	3,317,372	—	—	142,607,960	115,472,313
Current provisions for employee benefits	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-current non-financial liabilities	—	37,276,286	—	39,521,899	1,308,554	24,208,389	1,288,348	12,688,191	36,629,437	15,580,824	—	—	39,226,339	129,275,589
Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	1,867,022,821	5,488,147	—	—	—	—	—	—	—	—	78,629,281	—	1,945,652,102	5,488,147
NON-CURRENT LIABITIES	25,261,654	1,410,672,019	393,937,987	291,965,068	725,609,705	959,581,284	1,113,128,603	1,241,915,054	555,256,672	601,204,740	(59,229,410)	(58,056,579)	2,753,965,211	4,447,281,586

Other non-current financial liabilities	22,163,958	1,042,430,478	38,637,260	44,052,205	424,551,031	627,845,559	1,012,352,174	1,162,494,911	349,592,169	412,274,375	—	—	1,847,296,592	3,289,097,528
Trade and other non-current payables	—	3,711,078	249,256,884	120,587,518	25,765,233	35,086,925	—	—	8,522,137	—	—	—	283,544,254	159,385,521
Non-current account payables to related companies	—	—	35,630,861	36,594,486	23,598,549	—	—	—	—	—	(59,229,410)	(36,594,486)	—	—
Other long-current provisions	—	27,969,934	10,544,604	8,468,074	132,216,036	152,802,156	36,538,802	4,100,860	4,548,842	3,902,817	—	—	183,848,284	197,243,841
Deferred tax liabilities	—	255,156,048	46,358,947	31,236,466	15,701,628	18,454,634	—	—	169,844,040	173,514,336	—	—	231,904,615	478,361,484
Non-current provisions for employee benefits	3,097,696	56,333,817	13,509,431	12,825,808	103,777,228	122,729,879	64,237,627	75,319,283	2,648,492	2,721,625	—	—	187,270,474	269,930,412
Other non-current non-financial liabilities	—	25,070,664	—	38,200,511	—	2,662,131	—	—	20,100,992	8,791,587	—	(21,462,093)	20,100,992	53,262,800
EQUITY	9,385,940,651	9,454,038,042	279,335,990	131,263,227	1,442,654,270	1,743,301,085	1,325,518,745	1,219,979,630	1,003,886,507	966,489,192	(5,247,527,783)	(5,235,852,430)	8,189,808,380	8,279,218,746
Equity attributable to shareholders of Enersis Américas	9,385,940,651	9,454,038,042	279,335,990	131,263,227	1,442,654,270	1,743,301,085	1,325,518,745	1,219,979,630	1,003,886,507	966,489,192	(5,247,527,783)	(5,235,852,430)	6,026,149,285	6,201,976,047
Issued capital	8,275,947,660	8,284,164,467	157,658,399	206,381,462	216,661,867	216,324,676	149,451,431	170,397,032	484,427,384	298,376,352	(3,479,698,755)	(3,371,196,003)	5,804,447,986	5,804,447,986
Retained earnings	3,903,767,587	3,545,928,591	24,530,244	(151,386,397)	144,278,288	206,870,339	322,708,452	145,279,263	66,656,282	278,207,618	(1,081,279,330)	(973,164,969)	3,380,661,523	3,051,734,445
Share premium	206,574,859	206,574,859	—	—	535,555,881	684,112,119	2,981,182	3,398,995	49,641	590,505	(745,161,563)	(894,676,478)	—	—
Other reserves	(3,000,349,455)	(2,582,629,875)	97,147,347	76,268,162	546,158,234	635,993,951	850,377,680	900,904,340	452,753,200	389,314,717	58,611,865	3,185,020	(3,158,960,224)	(2,654,206,384)

Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	2,163,659,095	2,077,242,699

Total Liabilities and Equity	11,625,910,361	11,609,553,667	1,324,204,948	1,342,498,957	2,817,539,964	3,182,167,015	3,028,047,945	3,290,456,293	1,872,967,104	1,837,277,633	(5,219,515,931)	(5,340,631,249)	15,449,154,391	15,921,322,316

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

The accompanying notes are an integral part of these consolidated financial statements

Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
STATEMENT OF COMPREHENSIVE INCOME
REVENUE	4,346,811	5,160,988	2,900,505	817,366,617	538,871,174	702,356,329	2,013,355,544	2,266,459,965	1,867,480,092	1,568,088,010	1,601,692,843	1,312,563,123	902,656,878	796,341,810	643,503,677	(4,374,282)	(2,156,992)	(655,857)	5,301,439,578	5,206,369,788	4,528,147,869
Revenue	4,342,565	5,160,988	2,900,505	435,789,546	346,911,584	406,515,531	1,782,667,222	2,081,466,805	1,695,610,134	1,551,589,289	1,590,209,560	1,270,600,838	897,613,346	784,863,792	604,015,741	(4,356,658)	(2,156,992)	(647,397)	4,667,645,310	4,806,455,737	3,978,995,352
Energy sales	—	—	—	379,092,257	280,176,215	361,705,469	1,626,946,066	1,923,078,033	1,553,473,683	1,415,825,122	1,445,643,276	1,176,055,779	802,518,254	701,058,885	560,310,262	—	(122,447)	(201,948)	4,224,381,699	4,349,833,962	3,651,343,245
Other sales	—	—	—	460,133	523,507	361,681	16,073,260	16,820,481	6,569,786	7,508,473	492,002	3,280,645	16,606,185	16,384,949	8,823,805	—	—	—	40,648,051	34,220,939	19,035,917
Other services rendered	4,342,565	5,160,988	2,900,505	56,237,156	66,211,862	44,448,381	139,647,896	141,568,291	135,566,665	128,255,694	144,074,282	91,264,414	78,488,907	67,419,958	34,881,674	(4,356,658)	(2,034,545)	(445,449)	402,615,560	422,400,836	308,616,190
Other operating income	4,246	—	—	381,577,071	191,959,590	295,840,798	230,688,322	184,993,160	171,869,958	16,498,721	11,483,283	41,962,285	5,043,532	11,478,018	39,487,936	(17,624)	—	(8,460)	633,794,268	399,914,051	549,152,517

RAW MATERIALS AND CONSUMABLES USED	—	—	—	(207,711,417)	(209,270,232)	(225,811,105)	(1,385,921,253)	(1,405,383,543)	(1,082,324,727)	(727,204,325)	(634,092,249)	(489,477,523)	(456,364,517)	(382,923,412)	(292,653,947)	—	—	—	(2,777,201,512)	(2,631,669,436)	(2,090,267,302)
Energy purchases	—	—	—	(157,071,520)	(165,988,305)	(186,778,094)	(992,325,912)	(1,041,607,105)	(616,825,105)	(467,945,400)	(389,379,482)	(282,064,565)	(271,677,147)	(230,083,919)	(170,440,992)	3,103,553	3,056,025	3,962,147	(1,885,916,426)	(1,824,002,786)	(1,252,146,609)
Fuel consumption	—	—	—	(39,487,378)	(31,350,429)	(25,889,830)	(61,626,347)	(58,409,123)	(51,277,737)	(62,987,536)	(33,015,871)	(34,870,502)	(94,012,661)	(82,758,971)	(62,465,952)	—	—	—	(258,113,922)	(205,534,394)	(174,504,021)
Transportation expense	—	—	—	(1,603,737)	(2,887,611)	(3,021,027)	(74,851,323)	(93,644,111)	(72,787,402)	(122,810,084)	(130,555,197)	(114,719,080)	(43,444,677)	(35,042,438)	(22,369,037)	(3,103,553)	(3,056,025)	(3,962,147)	(245,813,374)	(265,185,382)	(216,858,693)
Other miscellaneous supplies and services	—	—	—	(9,548,782)	(9,043,887)	(10,122,154)	(257,117,671)	(211,723,204)	(341,434,483)	(73,461,305)	(81,141,699)	(57,823,376)	(47,230,032)	(35,038,084)	(37,377,966)	—	—	—	(387,357,790)	(336,946,874)	(446,757,979)

CONTRIBUTION MARGIN	4,346,811	5,160,988	2,900,505	609,655,200	329,600,942	476,545,224	627,434,291	861,076,422	785,155,365	840,883,685	967,600,594	823,085,600	446,292,361	413,418,398	350,849,730	(4,374,282)	(2,156,992)	(655,857)	2,524,238,066	2,574,700,352	2,437,880,567
Other works performed by the entity and capitalized	—	—	—	38,651,134	27,871,088	21,102,202	10,165,042	12,046,728	13,877,942	9,792,909	10,209,703	8,810,875	4,859,848	3,969,512	3,343,451	3,632,336	1,673,387	—	67,101,269	55,770,418	47,134,470
Employee benefits expense	(6,198,154)	(4,663,987)	(3,678,384)	(282,962,098)	(182,617,639)	(154,686,547)	(99,652,482)	(107,989,443)	(100,646,528)	(57,583,893)	(55,772,427)	(51,593,413)	(41,301,520)	(38,624,977)	(34,963,324)	—	—	—	(487,698,147)	(389,668,473)	(345,568,196)
Other expenses	(8,580,775)	(904,591)	(1,203,116)	(160,072,998)	(150,390,844)	(138,909,307)	(176,649,576)	(169,097,432)	(147,251,809)	(85,846,339)	(91,510,241)	(75,777,792)	(58,121,007)	(52,309,761)	(43,261,744)	741,946	483,605	655,857	(488,528,749)	(463,729,264)	(405,747,911)

GROSS OPERATING RESULTS	(10,432,118)	(407,590)	(1,980,995)	205,271,238	24,463,547	204,051,572	361,297,275	596,036,275	551,134,970	707,246,362	830,527,629	704,525,270	351,729,682	326,453,172	275,968,113	—	—	—	1,615,112,439	1,777,073,033	1,733,698,930
Depreciation and amortization expense	—	—	—	(48,164,380)	(34,457,311)	(39,649,323)	(93,577,654)	(126,219,710)	(111,980,732)	(98,604,705)	(115,830,740)	(99,481,692)	(80,195,458)	(74,234,989)	(64,854,394)	—	—	—	(320,542,197)	(350,742,750)	(315,966,141)
Impairment losses (reversal of impairment losses) recognized in profit or loss	—	—	—	(2,289,187)	(2,641,255)	(7,740,546)	(31,029,774)	(29,563,651)	(51,248,898)	(189,779)	(3,189,097)	(160,633)	(6,303,016)	(2,935,939)	(7,514,899)	—	—	—	(39,811,756)	(38,329,942)	(66,664,976)

OPERATING INCOME	(10,432,118)	(407,590)	(1,980,995)	154,817,671	(12,635,019)	156,661,703	236,689,847	440,252,914	387,905,340	608,451,878	711,507,792	604,882,945	265,231,208	249,282,244	203,598,820	—	—	—	1,254,758,486	1,388,000,341	1,351,067,813

FINANCIAL RESULTS	(1,613,675)	2,287,603	6,103,492	130,614,694	(39,636,349)	(94,354,565)	708,538	(127,456,000)	34,677,521	(67,348,700)	(61,236,977)	(50,091,563)	(34,073,918)	(23,920,963)	(26,555,488)	—	36,646,457	11,321,528	28,286,939	(213,316,229)	(118,899,075)
Financial income	23,085,427	37,359,473	43,272,796	141,071,582	112,698,022	37,262,480	118,746,948	88,275,167	146,393,325	10,037,527	18,603,031	18,522,711	4,305,859	3,921,832	3,522,291	(2,477,071)	(9,735,763)	(2,357,789)	294,770,272	251,121,762	246,615,814
Cash and cash equivalents	23,058,503	27,551,155	42,998,291	76,904,478	4,063,184	4,491,672	15,980,631	39,601,245	37,422,561	6,394,711	13,228,981	11,698,193	1,976,131	2,132,408	1,670,958	—	—	—	124,314,454	86,576,973	98,281,675
Other Financial income	26,924	9,808,318	274,505	64,167,104	108,634,838	32,770,808	102,766,317	48,673,922	108,970,764	3,642,816	5,374,050	6,824,518	2,329,728	1,789,424	1,851,333	(2,477,071)	(9,735,763)	(2,357,789)	170,455,818	164,544,789	148,334,139
Financial costs	(23,676,545)	(22,139,600)	(39,818,432)	(111,418,295)	(90,124,247)	(73,869,756)	(142,493,697)	(227,554,883)	(120,173,373)	(78,846,539)	(78,795,617)	(68,989,288)	(31,497,335)	(23,435,746)	(25,479,239)	2,477,071	9,735,764	2,357,786	(385,455,340)	(432,314,329)	(325,972,302)
Bank borrowings	(974)	—	—	(6,430,781)	(11,090,608)	(13,824,240)	(17,755,433)	(8,986,098)	(3,970,589)	(8,596,624)	(6,395,703)	(6,801,893)	(6,137,221)	(6,589,317)	(5,430,614)	—	—	—	(38,921,033)	(33,061,726)	(30,027,336)
Secured and unsecured obligations	(14,045,548)	(12,984,782)	(24,441,840)		—	—	(49,470,132)	(43,100,513)	(38,857,338)	(98,156,546)	(99,009,223)	(71,666,970)	(17,586,333)	(17,194,239)	(14,116,129)	—	—	—	(179,258,559)	(172,288,757)	(149,082,277)
Other	(9,630,023)	(9,154,818)	(15,376,592)	(104,987,514)	(79,033,639)	(60,045,516)	(75,268,132)	(175,468,272)	(77,345,446)	27,906,631	26,609,309	9,479,575	(7,773,781)	347,810	(5,932,496)	2,477,071	9,735,764	2,357,786	(167,275,748)	(226,963,846)	(146,862,689)
Profits (losses) from indexed assets and liabilities	(9,266,040)	(13,630,068)	(11,007,801)	—	—	—	—	—		—	—	—	—	—	—	—	—	—	(9,266,040)	(13,630,068)	(11,007,801)
Foreign currency exchange differences	8,243,483	697,798	13,656,929	100,961,407	(62,210,124)	(57,747,289)	24,455,287	11,823,716	8,457,569	1,460,312	(1,044,391)	375,014	(6,882,442)	(4,407,049)	(4,598,540)	—	36,646,456	11,321,531	128,238,047	(18,493,594)	(28,534,786)
Positive	61,064,473	73,497,873	61,012,638	193,605,073	17,360,161	19,539,712	51,717,523	16,882,667	14,637,824	3,433,799	1,520,289	843,353	3,435,721	3,950,172	4,238,355	(38,247,318)	(11,842,150)	(13,833,193)	275,009,271	101,369,012	86,438,689
Negative	(52,820,990)	(72,800,075)	(47,355,709)	(92,643,666)	(79,570,285)	(77,287,001)	(27,262,236)	(5,058,951)	(6,180,255)	(1,973,487)	(2,564,680)	(468,339)	(10,318,163)	(8,357,221)	(8,836,895)	38,247,318	48,488,606	25,154,724	(146,771,224)	(119,862,606)	(114,973,475)
Share of profit of associates accounted for using the equity method	(132,598)	(35,735)	4,725	2,712,948	34,720	42,233	—	—	—	752,621	2,561,038	932,917	—	—	—	—	—	—	3,332,971	2,560,023	979,875
Other gains (losses)	—	—	42,761	(315,656)	662,310	733,526	(6,758,695)	—	2,761,811	(238,818)	120,697	381,011	746,944	93,547	723,159	—	—	—	(6,566,225)	876,554	4,642,268
Gain (loss) from other investments	—	—	42,761	—	707,468	725,672	—	—	—	—	—	—	—	—	—	—	—	—	—	707,468	768,433
Gain (loss) from the sale of property, plant and equipment	—	—	—	(315,656)	(45,158)	7,854	(6,758,695)	—	2,761,811	(238,818)	120,697	381,011	746,944	93,547	723,159	—	—	—	(6,566,225)	169,086	3,873,835

Income before tax	(12,178,391)	1,844,278	4,169,983	287,829,657	(51,574,338)	63,082,897	230,639,690	312,796,914	425,344,672	541,616,981	652,952,550	556,105,310	231,904,234	225,454,828	177,766,491	—	36,646,457	11,321,528	1,279,812,171	1,178,120,689	1,237,790,881

Income tax	(93,756,951)	(56,501,196)	(91,027,164)	(79,403,591)	(25,322,535)	(19,375,904)	(73,751,149)	(83,386,302)	(98,554,883)	(205,841,587)	(208,404,127)	(181,812,587)	(70,909,934)	(52,343,302)	(51,684,805)	—	—	—	(523,663,212)	(425,957,462)	(442,455,343)
Net income from continuing operations	(105,935,342)	(54,656,918)	(86,857,181)	208,426,066	(76,896,873)	43,706,993	156,888,541	229,410,612	326,789,789	335,775,394	444,548,423	374,292,723	160,994,300	173,111,526	126,081,686	—	36,646,457	11,321,528	756,148,959	752,163,227	795,335,538
Net income from discontinued operations	388,320,526	215,331,981	318,065,208	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	388,320,526	215,331,981	318,065,208
Net Income	282,385,184	160,675,063	231,208,027	208,426,066	(76,896,873)	43,706,993	156,888,541	229,410,612	326,789,789	335,775,394	444,548,423	374,292,723	160,994,300	173,111,526	126,081,686	—	36,646,457	11,321,528	1,144,469,485	967,495,208	1,113,400,746

Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total (*)
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
STATEMENT OF CASH FLOWS
Net cash flows from (used in) operating activities	549,960,852	203,323,918	430,172,279	349,787,261	267,157,901	171,169,106	266,234,483	412,841,873	448,374,315	489,849,453	582,492,679	478,582,963	276,916,200	239,070,342	175,327,834	(9,297,647)	(6,848,719)	(2,650,853)	1,923,450,602	1,698,037,994	1,700,975,644
Net cash flows from (used in) investing activities	40,279,970	956,586,408	(283,356,920)	(287,437,006)	(236,905,557)	(164,720,608)	(266,497,586)	(142,166,536)	(185,875,967)	(271,946,454)	(202,123,930)	(229,211,864)	(156,966,672)	(75,195,327)	(63,697,550)	(272,731,300)	(599,882,048)	(297,024,180)	(1,215,299,048)	(299,686,990)	(1,223,887,089)
Net cash flows from (used in) financing activities	(603,778,788)	(1,096,385,941)	565,999,553	(28,362,528)	(28,140,190)	(4,113,277)	(78,409,908)	(326,502,619)	(199,139,356)	(425,470,875)	(320,548,584)	(220,291,845)	(206,144,926)	(118,613,377)	(105,415,120)	281,952,646	606,731,048	299,725,401	(1,060,214,379)	(1,283,459,663)	336,765,356

(*)	See Note 5.1.II.iv for cash flows related to discontinued operations

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

The accompanying notes are an integral part of these consolidated financial statements

35.4	Generation and Transmission, and Distribution by Country

a)	Generation and transmission

Line of business	Generation and Transmission
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
CURRENT ASSETS	5,216,028,617	587,911,081	143,791,564	111,345,580	109,584,185	179,310,128	172,957,080	329,704,908	172,786,358	164,347,787	(1,840,838,256)	(114,094,932)	3,974,309,548	1,258,524,552
Cash and cash equivalents	13,726,062	50,627,592	21,513,878	20,268,881	22,236,032	76,039,740	66,939,946	224,564,345	33,818,918	73,264,364	—	—	158,234,836	444,764,922
Other current financial assets	2,649,187	4,389,709	—	—	5,824,350	26,000,508	2,992,716	20,460,311	—	—	—	—	11,466,253	50,850,528
Other current non-financial assets	47	10,766,653	1,458,900	2,909,678	11,386,388	15,508,149	7,812,064	9,272,519	6,237,667	22,807,982	—	—	26,895,066	61,264,981
Trade and other current receivables	15,361	317,283,266	91,879,708	55,648,584	27,816,899	35,732,810	80,179,914	53,822,823	81,432,845	35,628,118	209,266	248,342	281,533,993	498,363,943
Current accounts receivable from related companies	28,482,912	113,265,863	24,188,529	28,040,438	40,682,826	23,607,823	7,299,356	7,818,044	28,001,327	8,711,102	(58,956,778)	(104,338,221)	69,698,172	77,105,049
Inventories	—	36,871,184	2,707,246	2,268,098	19,388	24,762	7,727,748	12,342,664	23,211,279	22,290,073	—	—	33,665,661	73,796,781
Current tax assets	—	44,701,761	2,043,303	2,209,901	1,618,302	2,396,336	5,336	1,424,202	84,322	1,646,148	—	—	3,751,263	52,378,348

Non-current assets or disposal groups held for sale or held for distribution to owners	5,171,155,048	10,005,053	—	—	—	—	—	—	—	—	(1,782,090,744)	(10,005,053)	3,389,064,304	—

NON-CURRENT ASSETS	34,135	4,509,737,795	514,526,563	376,359,459	377,376,503	465,167,544	1,807,828,818	1,787,224,362	903,328,613	918,279,644	467,827,511	(1,242,631,650)	4,070,922,143	6,814,137,154
Other non-current financial assets	—	6,719,853	—	30,877	1	1	612,676	1,170,931	13,305	16,166	—	—	625,982	7,937,828
Other non-current non-financial assets	—	42,847	3,600,646	3,804,828	5,159,456	7,666,802	1,087,677	1,075,811	—	—	—	—	9,847,779	12,590,288
Trade and other non-current receivables	—	—	301,118,584	174,458,331	7,390,854	8,630,215	1,942,063	2,177,709	—	—	—	—	310,451,501	185,266,255
Non-current accounts receivable from related companies	—	—	—	—	24,422,654	31,402,626	—	—	—	—	(24,422,654)	(31,402,626)	—	—
Investments accounted for using the equity method	—	1,852,154,229	2,083,893	1,981,428	32,530,127	19,298,297	—	—	40,166,814	57,999,593	403,581,048	(1,322,024,225)	478,361,882	609,409,322
Intangible assets other than goodwill	—	18,851,913	44,948	70,302	2,367,312	2,847,709	20,180,823	22,960,562	11,072,435	10,768,352	—	—	33,665,518	55,498,838
Goodwill	—	—	1,070,608	1,401,472	—	—	4,285,458	4,886,064	6,675,472	8,527,161	88,669,117	110,795,201	100,700,655	125,609,898
Property, plant and equipment	—	2,621,113,891	205,987,826	191,081,462	284,339,062	362,640,263	1,761,539,131	1,707,545,357	845,400,587	840,968,372	—	—	3,097,266,606	5,723,349,345
Investment property	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred tax assets	34,135	10,855,062	620,058	3,530,759	21,167,037	32,681,631	18,180,990	47,407,928	—	—	—	—	40,002,220	94,475,380

TOTAL ASSETS	5,216,062,752	5,097,648,876	658,318,127	487,705,039	486,960,688	644,477,672	1,980,785,898	2,116,929,270	1,076,114,971	1,082,627,431	(1,373,010,745)	(1,356,726,582)	8,045,231,691	8,072,661,706

	Generation and Transmission
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
CURRENT LIABILITIES	1,828,533,074	674,505,169	219,381,678	180,031,592	126,744,267	209,741,472	349,716,663	500,427,459	149,548,832	111,916,694	61,192,354	(54,269,042)	2,735,116,868	1,622,353,344
Other current financial liabilities	417,400	146,364,103	30,356,957	29,204,543	1,718,719	547,554	135,606,953	90,868,809	62,170,269	30,884,141	—	—	230,270,298	297,869,150
Trade and other current payables	158,892	330,234,621	121,997,587	104,631,867	47,259,646	55,829,739	89,385,378	194,459,885	67,063,567	63,043,076	16,847,277	29,732,030	342,712,347	777,931,218
Current accounts payable to related companies	2,336	139,180,109	22,841,700	27,161,544	57,806,281	147,681,040	22,926,498	131,257,351	11,770,115	9,832,315	(10,778,741)	(84,001,072)	104,568,189	371,111,287
Other current provisions	—	10,932,577	2,744,275	666,299	—	—	72,379,364	24,071,622	6,295,715	2,681,490	—	—	81,419,354	38,351,988
Current tax liabilities	—	31,480,257	41,441,159	6,836,964	19,959,621	2,213,037	28,563,318	55,331,792	1,153,023	761,199	—	—	91,117,121	96,623,249
Current provisions for employee benefits	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-current non-financial liabilities	—	16,313,502	—	11,530,375	—	3,470,102	855,152	4,438,000	1,096,143	4,714,473	—	—	1,951,295	40,466,452

Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	1,827,954,446	—	—	—	—	—	—	—	—	—	55,123,818	—	1,883,078,264	—

NON-CURRENT LIABILITIES	199,807	1,060,892,738	218,971,414	154,168,284	34,180,263	8,446,341	831,187,905	883,041,284	277,281,858	322,944,470	(48,543,708)	(31,370,967)	1,313,277,539	2,398,122,150
Other non-current financial liabilities	—	778,135,168	38,637,260	44,052,205	3,012,998	2,421,880	781,500,274	862,784,448	118,684,335	183,792,705	—	—	941,834,867	1,871,186,406
Trade and other non-current payables	—	3,711,078	94,453,409	89,968	2,911,464	57,790	—	—	—	—	—	—	97,364,873	3,858,836
Non-current account payables to related companies	—	—	35,630,861	36,594,486	23,598,549	—	—	—	—	—	(48,543,708)	(31,686,032)	10,685,702	4,908,454
Other long-term provisions	—	25,161,118	—	—	4,657,252	5,571,273	32,991,300	465,509	4,234,681	3,661,187	—	—	41,883,233	34,859,087
Deferred tax liabilities	—	232,045,128	46,358,947	31,236,466	—	—	—	—	134,903,163	134,696,942	—	—	181,262,110	397,978,536
Non-current provisions for employee benefits	199,807	18,882,217	3,890,937	3,994,647	—	—	16,696,331	19,791,327	761,267	793,636	—	—	21,548,342	43,461,827
Other non-current non-financial liabilities	—	2,958,029	—	38,200,512	—	395,398	—	—	18,698,412	—	—	315,065	18,698,412	41,869,004

EQUITY	3,387,329,871	3,362,250,969	219,965,035	153,505,163	326,036,158	426,289,859	799,881,330	733,460,527	649,284,281	647,766,267	(1,385,659,391)	(1,271,086,573)	3,996,837,284	4,052,186,212
Equity attributable to shareholders of Enersis Américas	3,387,329,871	3,362,250,969	219,965,035	153,505,163	326,036,158	426,289,859	799,881,330	733,460,527	649,284,281	647,766,267	(1,385,659,391)	(1,271,086,573)	3,996,837,284	4,052,186,212
Issued capital	2,041,622,319	2,066,342,520	82,865,510	108,474,430	90,172,688	115,185,419	146,498,021	167,029,702	323,227,193	227,902,984	(1,207,662,870)	(1,172,172,225)	1,476,722,861	1,512,762,830
Retained earnings	1,726,639,410	1,401,123,725	49,183,508	(19,153,229)	134,179,155	159,510,944	217,958,120	110,289,985	48,944,655	170,891,294	181,696,622	349,976,414	2,358,601,470	2,172,639,133
Share premium	206,008,557	206,008,557	—	—	—	—	—	—	49,641	590,505	—	—	206,058,198	206,599,062
Other reserves	(586,940,415)	(311,223,833)	87,916,017	64,183,962	101,684,315	151,593,496	435,425,189	456,140,840	277,062,792	248,381,484	(359,693,143)	(448,890,762)	(44,545,245)	160,185,187

Total Liabilities and Equity	5,216,062,752	5,097,648,876	658,318,127	487,705,039	486,960,688	644,477,672	1,980,785,898	2,116,929,270	1,076,114,971	1,082,627,431	(1,373,010,745)	(1,356,726,582)	8,045,231,691	8,072,661,706

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

The accompanying notes are an integral part of these consolidated financial statements

	Generación y Transmisión
Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
REVENUE	4,082,290	5,160,988	3,102,453	212,136,445	167,629,542	173,767,878	305,829,811	437,032,601	349,612,268	778,768,427	753,385,349	639,460,200	437,887,044	401,695,198	315,886,096	(3,942,245)	(2,034,545)	(484,995)	1,734,761,772	1,762,869,133	1,481,343,900
Revenue	4,082,290	5,160,988	3,102,453	157,348,898	124,403,558	138,071,697	305,829,811	437,032,601	349,355,959	769,665,035	744,236,226	634,800,723	435,277,054	392,252,284	294,442,189	(3,930,384)	(2,034,545)	(476,535)	1,668,272,704	1,701,051,112	1,419,296,486
Energy sales	—	—	—	118,064,590	75,488,280	109,113,647	250,599,834	369,739,130	286,300,194	762,280,521	743,649,328	634,181,459	355,087,025	325,248,022	275,491,763	—	—	—	1,486,031,970	1,514,124,760	1,305,087,063
Other sales	—	—	—	—	—	—	—	—	—	7,290,919	476,853	—	13,833,990	12,603,162	8,817,669	—	—	—	21,124,909	13,080,015	8,817,669
Other services rendered	4,082,290	5,160,988	3,102,453	39,284,308	48,915,278	28,958,050	55,229,977	67,293,471	63,055,765	93,595	110,045	619,264	66,356,039	54,401,100	10,132,757	(3,930,384)	(2,034,545)	(476,535)	161,115,825	173,846,337	105,391,754
Other operating income	—	—	—	54,787,547	43,225,984	35,696,181	—	—	256,309	9,103,392	9,149,123	4,659,477	2,609,990	9,442,914	21,443,907	(11,861)	—	(8,460)	66,489,068	61,818,021	62,047,414

RAW MATERIALS AND CONSUMABLES USED	—	—	—	(50,332,370)	(47,296,150)	(56,031,616)	(131,431,046)	(234,224,494)	(141,838,915)	(321,664,855)	(220,460,069)	(204,521,337)	(174,512,696)	(151,707,294)	(112,418,728)	—	—	—	(677,940,967)	(653,688,007)	(514,810,596)
Energy purchases	—	—	—	(1,479,711)	(5,069,376)	(18,314,110)	(57,315,995)	(155,266,089)	(51,759,989)	(162,261,692)	(80,294,031)	(87,695,910)	(17,092,514)	(21,103,383)	(14,637,475)	3,103,553	3,056,025	3,962,147	(235,046,359)	(258,676,854)	(168,445,337)
Fuel consumption	—	—	—	(39,487,378)	(31,350,429)	(25,889,830)	(61,626,347)	(58,409,123)	(51,277,737)	(62,987,536)	(33,015,871)	(34,870,502)	(94,012,661)	(82,758,971)	(62,465,952)	—	—	—	(258,113,922)	(205,534,394)	(174,504,021)
Transportation expense	—	—	—	(883,161)	(1,832,459)	(1,826,163)	(12,466,467)	(16,037,191)	(9,695,879)	(64,562,969)	(68,739,282)	(59,719,073)	(43,595,972)	(35,235,902)	(22,491,100)	(3,103,553)	(3,056,025)	(3,962,147)	(124,612,122)	(124,900,859)	(97,694,362)
Other miscellaneous supplies and services	—	—	—	(8,482,120)	(9,043,886)	(10,001,513)	(22,237)	(4,512,091)	(29,105,310)	(31,852,658)	(38,410,885)	(22,235,852)	(19,811,549)	(12,609,038)	(12,824,201)	—	—	—	(60,168,564)	(64,575,900)	(74,166,876)

CONTRIBUTION MARGIN	4,082,290	5,160,988	3,102,453	161,804,075	120,333,392	117,736,262	174,398,765	202,808,107	207,773,353	457,103,572	532,925,280	434,938,863	263,374,348	249,987,904	203,467,368	(3,942,245)	(2,034,545)	(484,995)	1,056,820,805	1,109,181,126	966,533,304
Other works performed by the entity and capitalized	—	—	—	3,949,935	4,717,343	2,994,025	1,029,091	843,966	798,621	5,344,745	5,763,278	5,001,430	431,498	550,306	461,664	3,632,336	1,673,387	—	14,387,605	13,548,280	9,255,740
Employee benefits expense	(407,906)	(398,886)	(395,543)	(56,220,837)	(40,274,266)	(33,097,900)	(11,749,621)	(14,797,349)	(12,441,385)	(20,843,530)	(20,155,909)	(18,284,458)	(18,628,502)	(16,552,441)	(14,606,541)	—	—	—	(107,850,396)	(92,178,851)	(78,825,827)
Other expenses	(1,898,316)	(349,920)	(303,250)	(23,389,085)	(22,301,843)	(19,974,007)	(10,599,409)	(12,075,955)	(9,947,279)	(29,558,639)	(24,447,808)	(20,175,229)	(31,408,734)	(25,612,491)	(21,653,706)	309,909	361,158	484,995	(96,544,274)	(84,426,859)	(71,568,476)

GROSS OPERATING RESULTS	1,776,068	4,412,182	2,403,660	86,144,088	62,474,626	67,658,380	153,078,826	176,778,769	186,183,310	412,046,148	494,084,841	401,480,606	213,768,610	208,373,278	167,668,785	—	—	—	866,813,740	946,123,696	825,394,741
Depreciation and amortization expense	—	—	—	(34,934,726)	(23,684,899)	(26,740,217)	(21,509,767)	(26,790,105)	(24,882,875)	(39,108,707)	(43,806,832)	(37,628,154)	(51,738,067)	(48,327,434)	(41,395,669)	—	—	—	(147,291,267)	(142,609,270)	(130,646,915)
Impairment losses (reversal of impairment losses) recognized in profit or loss	—	—	—	—	(81,595)	(5,788,836)	(13,312)	(1,154,946)	(695,613)	(109,012)	(787,645)	76,227	(4,704,314)	(1,188,617)	(6,698,767)	—	—	—	(4,826,638)	(3,212,803)	(13,106,989)

OPERATING INCOME	1,776,068	4,412,182	2,403,660	51,209,362	38,708,132	35,129,327	131,555,747	148,833,718	160,604,822	372,828,429	449,490,364	363,928,679	157,326,229	158,857,227	119,574,349	—	—	—	714,695,835	800,301,623	681,640,837

FINANCIAL RESULTS	530,715	(4,284,233)	11,086,035	133,277,754	(1,703,723)	(85,446,575)	22,320,357	19,658,005	15,184,608	(39,872,136)	(34,591,411)	(26,946,483)	(16,392,038)	(12,653,612)	(12,096,778)	—	11,024,799	4,146,888	99,864,652	(22,550,175)	(94,072,305)
Financial income	78,056	443,158	389,747	75,454,262	83,671,357	4,244,643	10,178,944	23,653,993	19,932,499	3,321,340	11,379,616	11,265,048	970,851	1,062,402	1,144,181	(1,971,425)	(9,126,267)	(2,226,200)	88,032,028	111,084,259	34,749,918
Cash and cash equivalents	78,056	443,158	159,945	75,357,320	3,480,928	3,943,498	7,132,537	12,088,079	11,073,482	2,942,242	9,848,063	7,992,710	798,003	868,225	981,806	—	—	—	86,308,158	26,728,453	24,151,441
Other Financial income	—	—	229,802	96,942	80,190,429	301,145	3,046,407	11,565,914	8,859,017	379,098	1,531,553	3,272,338	172,848	194,177	162,375	(1,971,425)	(9,126,267)	(2,226,200)	1,723,870	84,355,806	10,598,477
Financial costs	(3,126,870)	(2,261,919)	(1,551,540)	(40,380,160)	(23,365,735)	(31,560,337)	(11,661,217)	(14,528,800)	(12,677,600)	(44,085,917)	(44,880,587)	(38,653,714)	(12,234,468)	(10,024,755)	(9,184,654)	1,971,425	9,126,265	2,226,198	(109,517,207)	(85,935,531)	(91,401,647)
Bank borrowings	3,126,870	—	—	(5,338,424)	(8,088,985)	(8,966,137)	(288,377)	(1,846,966)	(1,838,781)	(8,596,486)	(6,301,664)	(6,801,800)	(4,252,551)	(5,155,512)	(3,848,040)	—	—	—	(15,348,968)	(21,393,127)	(21,454,758)
Secured and unsecured obligations	(6,253,740)	—	—	—	—	—	—	—	—	(71,452,386)	(74,994,653)	(51,294,445)	(3,137,072)	(3,735,298)	(4,535,599)	—	—	—	(80,843,198)	(78,729,951)	(55,830,044)
Other	—	(2,261,919)	(1,551,540)	(35,041,736)	(15,276,750)	(22,594,200)	(11,372,840)	(12,681,834)	(10,838,819)	35,962,955	36,415,730	19,442,531	(4,844,845)	(1,133,945)	(801,015)	1,971,425	9,126,265	2,226,198	(13,325,041)	14,187,547	(14,116,845)
Profits (losses) from indexed assets and liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency exchange differences	3,579,529	(2,465,472)	12,247,828	98,203,652	(62,009,345)	(58,130,881)	23,802,630	10,532,812	7,929,709	892,441	(1,090,440)	442,183	(5,128,421)	(3,691,259)	(4,056,305)	—	11,024,801	4,146,890	121,349,831	(47,698,903)	(37,420,576)
Positive	15,185,792	13,428,723	20,015,266	188,314,172	15,924,492	18,008,939	44,422,294	15,287,550	13,724,429	1,875,433	1,172,568	740,084	2,210,164	2,845,603	3,279,188	(32,404,283)	(9,007,245)	(8,975,752)	219,603,572	39,651,691	46,792,154
Negative	(11,606,263)	(15,894,195)	(7,767,438)	(90,110,520)	(77,933,837)	(76,139,820)	(20,619,664)	(4,754,738)	(5,794,720)	(982,992)	(2,263,008)	(297,901)	(7,338,585)	(6,536,862)	(7,335,493)	32,404,283	20,032,046	13,122,642	(98,253,741)	(87,350,594)	(84,212,730)
Share of profit of associates accounted for using the equity method	—	—	—	2,678,513	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,678,513	—	—
Other gains (losses)	—	—	42,761	(428,872)	662,310	733,526	—	—	—	(110,332)	74,183	310,238	144,350	61,637	(182,051)	—	—	—	(394,854)	798,130	904,474
Gain (loss) from other investments	—	—	42,761	—	707,468	725,672	—	—	—	—	—	—	—	—	—	—	—	—	—	707,468	768,433
Gain (loss) from the sale of property, plant and equipment	—	—	—	(428,872)	(45,158)	7,854	—	—	—	(110,332)	74,183	310,238	144,350	61,637	(182,051)	—	—	—	(394,854)	90,662	136,041

Income before tax	2,306,783	127,949	13,532,456	186,736,757	37,666,719	(49,583,722)	153,876,104	168,491,723	175,789,430	332,845,961	414,973,136	337,292,434	141,078,541	146,265,252	107,295,520	—	11,024,799	4,146,888	816,844,146	778,549,578	588,473,006

Income tax	(40,617,049)	(27,760,379)	(21,650,895)	(78,511,077)	(28,903,711)	(7,294,916)	(53,206,799)	(39,386,507)	(25,337,026)	(120,949,697)	(126,151,738)	(106,503,562)	(42,320,367)	(32,191,266)	(31,842,461)	—	—	—	(335,604,989)	(254,393,601)	(192,628,860)

Net income from continuing operations	(38,310,266)	(27,632,430)	(8,118,439)	108,225,680	8,763,008	(56,878,638)	100,669,305	129,105,216	150,452,404	211,896,264	288,821,398	230,788,872	98,758,174	114,073,986	75,453,059	—	11,024,799	4,146,888	481,239,157	524,155,977	395,844,146
Net income from discontinued operations	223,831,259	63,327,692	179,048,751	—	—		—	—		—	—	—	—	—	—	—	—	—	223,831,259	63,327,692	179,048,751

Net Income	185,520,993	35,695,262	170,930,312	108,225,680	8,763,008	(56,878,638)	100,669,305	129,105,216	150,452,404	211,896,264	288,821,398	230,788,872	98,758,174	114,073,986	75,453,059	—	11,024,799	4,146,888	705,070,416	587,483,669	574,892,897

Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total (*)
STATEMENT OF CASH FLOWS	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Net cash flows from (used in) operating activities	451,437,274	239,014,894	304,511,164	106,129,177	79,108,857	23,434,990	118,976,796	187,589,266	172,240,644	254,539,609	364,425,930	273,903,244	170,273,397	156,986,993	100,608,823	(2,617,119)	(407,289)	(529,831)	1,098,739,134	1,026,718,651	874,169,034
Net cash flows from (used in) investing activities	(132,211,583)	34,558,119	65,544,539	(78,645,571)	(56,312,879)	(38,876,836)	(4,610,998)	(24,096,560)	(6,217,205)	(159,371,575)	(185,214,366)	(125,834,718)	(56,503,902)	(18,336,629)	(8,773,627)	(114,333,695)	(107,704,873)	(80,477,575)	(545,677,324)	(357,107,188)	(194,635,422)
Net cash flows from (used in) financing activities	(320,808,291)	(281,839,416)	(319,365,277)	(20,192,869)	(18,507,611)	14,391,257	(159,800,756)	(122,230,027)	(203,692,092)	(259,847,758)	(151,340,517)	(104,425,180)	(153,855,492)	(109,291,615)	(96,493,312)	116,874,513	108,112,444	81,007,406	(797,630,653)	(575,096,742)	(628,577,198)

(*)	See Note 5.1.II.iv for cash flows related to discontinued operations

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

The accompanying notes are an integral part of these consolidated financial statements

b)	Distribution

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
CURRENT ASSETS	1,068,956,933	300,765,617	191,441,460	409,109,176	653,342,371	589,020,643	207,553,675	254,296,273	116,371,663	142,931,833	(4,417,595)	(13,369,202)	2,233,248,507	1,682,754,340
Cash and cash equivalents	10,694,452	7,716,593	24,665,201	5,646,882	34,293,476	67,580,309	89,987,572	133,186,201	14,818,083	60,751,331	—	—	174,458,784	274,881,316
Other current financial assets	188,143	470,266	694,177	—	33,244,064	6,971,011	44,985	17,605,547	—	—	—	—	34,171,369	25,046,824
Other current non-financial assets	—	4,837,555	1,261,261	1,192,805	65,958,327	96,485,884	1,912,501	2,994,894	2,944,189	4,217,571	—	—	72,076,278	109,728,709
Trade and other current receivables	105	257,568,198	124,663,167	360,374,168	508,562,286	410,307,454	99,124,879	93,709,158	69,883,209	56,349,775	52,925	(70,326)	802,286,571	1,178,238,427
Current accounts receivable from related companies	8,208,642	26,178,562	239,991	353,432	1,564,236	23,473	2,829,584	2,636,246	19,302,467	13,402,430	(4,468,556)	(13,298,876)	27,676,364	29,295,267
Inventories	—	3,542,452	37,440,101	39,669,296	673,996	717,960	13,654,154	4,164,227	9,416,923	8,173,453	—	—	61,185,174	56,267,388
Current tax assets	431,522	451,991	2,477,562	1,872,593	9,045,986	6,934,552	—	—	6,792	37,273	—	—	11,961,862	9,296,409
Non-current assets or disposal groups held for sale or held for distribution to owners	1,049,434,069	—	—	—	—	—	—	—	—	—	(1,964)	—	1,049,432,105	—
NON-CURRENT ASSETS	462,047,875	1,240,468,968	443,412,233	405,106,897	1,662,603,605	1,871,949,977	847,774,289	928,936,117	675,858,105	587,886,652	—	—	4,091,696,107	5,034,348,611
Other non-current financial assets	—	30,619	21,751	42,005	488,858,930	496,441,092	3,620	6,687	—	—	—	—	488,884,301	496,520,403
Other non-current non-financial assets	—	188,157	326,850	427,860	52,122,099	58,185,573	2,292,399	2,568,364	—	—	—	—	54,741,348	61,369,954
Trade and other non-current receivables	—	7,364,933	6,208,472	1,294,740	74,095,449	88,314,071	7,875,015	9,132,062	—	—	—	—	88,178,936	106,105,806
Non-current accounts receivable from related companies	—	—	355,485	486,605	—	—	—	—	—	—	—	—	355,485	486,605
Investments accounted for using the equity method	462,006,979	541,582,223	15,027	19,612	—	—	29,497,710	32,798,603	—	—	—	—	491,519,716	574,400,438
Intangible assets other than goodwill	—	14,613,951	1,856,386	2,463,635	905,374,088	1,055,986,162	16,427,134	17,651,975	9,826,406	6,385,114	—	—	933,484,014	1,097,100,837
Goodwill	—	2,240,478	—	—	76,703,162	97,979,622	—	—	—	—	—	—	76,703,162	100,220,100
Property, plant and equipment	—	674,156,509	434,628,262	400,372,440	20,960,307	24,072,231	784,307,032	842,119,957	666,031,699	581,501,538	—	—	1,905,927,300	2,522,222,675
Investment property	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred tax assets	40,896	292,098	—	—	44,489,570	50,971,226	7,371,379	24,658,469	—	—	—	—	51,901,845	75,921,793

TOTAL ASSETS	1,531,004,808	1,541,234,585	634,853,693	814,216,073	2,315,945,976	2,460,970,620	1,055,327,964	1,183,232,390	792,229,768	730,818,485	(4,417,595)	(13,369,202)	6,324,944,614	6,717,102,951

	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
CURRENT LIABILITIES	418,047,564	244,981,388	431,630,046	739,412,769	552,804,640	382,669,070	247,749,856	337,839,518	192,540,953	165,061,350	(4,417,595)	(13,369,202)	1,838,355,464	1,856,594,893
Other current financial liabilities	92,682	133	526,559	6,842,312	134,704,079	78,327,002	34,994,868	1,910,613	35,806,842	32,472,313	—	—	206,125,030	119,552,373
Trade and other current payables	293,820	117,620,794	402,486,702	670,451,782	383,345,351	278,869,512	169,494,726	233,909,354	81,443,952	102,523,673	—	—	1,037,064,551	1,403,375,115
Current accounts payable to related companies	636,116	111,172,127	1,192,017	1,448,331	32,611,195	3,897,216	16,017,544	76,976,179	26,092,527	8,896,631	(4,417,595)	(13,369,202)	72,131,804	189,021,282
Other current provisions	3,595	71,623	27,424,768	32,678,820	2,144,014	3,335,096	5,380,567	7,377,900	10,926,878	7,784,348	—	—	45,879,822	51,247,787
Current tax liabilities	—	4,501,006	—	—	1	1	21,428,954	9,415,281	2,737,460	2,556,173	—	—	24,166,415	16,472,461
Current provisions for employee benefits	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other current non-financial liabilities	—	11,615,705	—	27,991,524	—	18,240,243	433,197	8,250,191	35,533,294	10,828,212	—	—	35,966,491	76,925,875
Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	417,021,351	—	—	—	—	—	—	—	—	—	—	—	417,021,351	—
NON-CURRENT LIABILITIES	299,654	72,612,722	174,966,573	137,796,785	832,749,665	930,337,149	281,940,695	358,873,770	269,823,997	271,208,226	—	—	1,559,780,584	1,770,828,652
Other non-current financial liabilities	—	—	—	—	421,538,033	625,423,679	230,851,899	299,710,462	230,907,835	228,481,670	—	—	883,297,767	1,153,615,811
Trade and other non-current payables	—	—	154,803,475	120,497,550	22,852,766	35,029,135	—	—	371,317	—	—	—	178,027,558	155,526,685
Non-current accounts payable to related companies	—	—	—	—	157,179,286	—	—	—	—	—	—	—	157,179,286	—
Other long-term provisions	—	2,808,816	10,544,604	8,468,074	127,402,352	147,154,456	3,547,501	3,635,352	314,163	241,630	—	—	141,808,620	162,308,328
Deferred tax liabilities	—	23,042,447	—	—	—	—	—	—	34,940,876	38,817,394	—	—	34,940,876	61,859,841
Non-current provisions for employee benefits	299,654	24,649,613	9,618,494	8,831,161	103,777,228	122,729,879	47,541,295	55,527,956	1,887,226	1,927,989	—	—	163,123,897	213,666,598
Other non-current non-financial liabilities	—	22,111,846	—	—	—	—	—	—	1,402,580	1,739,543	—	—	1,402,580	23,851,389
EQUITY	1,112,657,590	1,223,640,475	28,257,074	(62,993,481)	930,391,671	1,147,964,401	525,637,413	486,519,102	329,864,818	294,548,909	—	—	2,926,808,566	3,089,679,406
Equity attributable to shareholders of Enersis Américas	1,112,657,590	1,223,640,475	28,257,074	(62,993,481)	930,391,671	1,147,964,401	525,637,413	486,519,102	329,864,818	294,548,909	—	—	2,926,808,566	3,089,679,406
Issued capital	367,928,682	367,928,682	47,061,353	61,605,286	312,041,595	398,597,876	2,953,410	3,367,331	130,666,525	40,732,177	—	—	860,651,565	872,231,352
Retained earnings	1,225,045,537	1,227,190,356	(20,697,376)	(127,076,910)	82,104,937	135,984,405	104,750,330	34,989,277	23,507,886	113,007,763	—	—	1,414,711,314	1,384,094,891
Share premium	566,302	566,302	—	—	—	—	2,981,182	3,398,995	—	—	—	—	3,547,484	3,965,297
Other reserves	(480,882,931)	(372,044,865)	1,893,097	2,478,143	536,245,139	613,382,120	414,952,491	444,763,499	175,690,407	140,808,969	—	—	647,898,203	829,387,866

Total Liabilities and Equity	1,531,004,808	1,541,234,585	634,853,693	814,216,073	2,315,945,976	2,460,970,620	1,055,327,964	1,183,232,390	792,229,768	730,818,485	(4,417,595)	(13,369,202)	6,324,944,614	6,717,102,951

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

The accompanying notes are an integral part of these consolidated financial statements

Line of Business	Distribución
Country	Chile			Argentina			Brazil			Colombia				Peru		Eliminations			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
REVENUES AND OTHER OPERATING INCOME	—	—	—	607,344,916	371,411,786	528,653,053	1,836,864,322	1,969,226,185	1,634,111,790	884,467,266	982,770,698	852,780,069	562,046,426	478,699,891	413,911,453	—	—	—	3,890,722,930	3,802,108,560	3,429,456,365
Revenues	—	—	—	278,475,279	222,534,863	268,473,425	1,606,176,000	1,784,233,025	1,462,498,140	876,948,863	980,294,259	815,252,120	559,556,527	476,564,658	395,765,288	—	—	—	3,321,156,669	3,463,626,805	2,941,988,973
Energy sales	—	—	—	261,053,382	204,714,773	252,621,412	1,509,823,358	1,696,855,326	1,388,685,125	723,092,894	808,454,612	697,374,115	528,051,398	447,642,884	370,947,952	—	—	—	3,022,021,032	3,157,667,595	2,709,628,604
Other sales	—	—	—	460,133	523,507	361,681	16,073,260	16,820,481	—	217,554	15,149	3,280,645	2,772,195	3,781,787	6,136	—	—	—	19,523,142	21,140,924	3,648,462
Other services rendered	—	—	—	16,961,764	17,296,583	15,490,332	80,279,382	70,557,218	73,813,015	153,638,415	171,824,498	114,597,360	28,732,934	25,139,987	24,811,200	—	—	—	279,612,495	284,818,286	228,711,907
Other operating income	—	—	—	328,869,637	148,876,923	260,179,628	230,688,322	184,993,160	171,613,650	7,518,403	2,476,439	37,527,949	2,489,899	2,135,233	18,146,165	—	—	—	569,566,261	338,481,755	487,467,392
RAW MATERIALS AND CONSUMABLES USED	—	—	—	(157,387,237)	(161,995,240)	(169,802,328)	(1,386,390,872)	(1,313,723,580)	(1,060,194,360)	(500,570,712)	(547,593,754)	(464,474,672)	(379,015,102)	(315,115,521)	(266,450,403)	—	—	—	(2,423,363,923)	(2,338,428,095)	(1,960,921,763)
Energy purchases	—	—	—	(155,612,243)	(160,940,088)	(168,486,826)	(1,068,487,043)	(1,029,857,439)	(686,576,752)	(375,946,940)	(416,564,592)	(349,818,265)	(351,596,619)	(292,686,474)	(241,896,637)	—	—	—	(1,951,642,845)	(1,900,048,593)	(1,446,778,480)
Fuel consumption	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transportation expenses	—	—	—	(720,575)	(1,055,152)	(1,194,862)	(63,516,659)	(78,999,828)	(64,041,259)	(82,836,069)	(88,136,414)	(78,964,131)	—	—	—	—	—	—	(147,073,303)	(168,191,394)	(144,200,252)
Other miscellaneous supplies and services	—	—	—	(1,054,419)	—	(120,640)	(254,387,170)	(204,866,313)	(309,576,349)	(41,787,703)	(42,892,748)	(35,692,276)	(27,418,483)	(22,429,047)	(24,553,766)	—	—	—	(324,647,775)	(270,188,108)	(369,943,031)
CONTRIBUTION MARGIN	—	—	—	449,957,679	209,416,546	358,850,725	450,473,450	655,502,605	573,917,430	383,896,554	435,176,944	388,305,397	183,031,324	163,584,370	147,461,050	—	—	—	1,467,359,007	1,463,680,465	1,468,534,602
Other work performed by the entity and capitalized	—	—	—	34,701,198	23,153,744	18,108,177	9,135,951	11,202,763	13,079,321	4,448,164	4,446,424	3,809,445	4,282,006	3,300,324	2,798,463	—	—	—	52,567,319	42,103,255	37,795,406
Employee benefits expense	(371,072)	(254,169)	(233,845)	(226,741,261)	(142,343,373)	(121,588,649)	(79,431,903)	(83,882,323)	(80,791,303)	(36,740,363)	(35,616,518)	(33,308,955)	(22,398,764)	(21,542,237)	(20,112,810)	—	—	—	(365,683,363)	(283,638,620)	(256,035,562)
Other expenses	(1,012,453)	(995,041)	(947,801)	(138,623,389)	(128,124,044)	(118,511,278)	(150,045,257)	(154,016,112)	(135,153,017)	(56,460,916)	(67,631,351)	(55,855,565)	(26,536,628)	(26,098,988)	(21,220,123)	—	—	—	(372,678,643)	(376,865,536)	(331,687,784)
GROSS OPERATING RESULT	(1,383,525)	(1,249,210)	(1,181,646)	119,294,227	(37,897,127)	136,858,975	230,132,241	428,806,933	371,052,431	295,143,439	336,375,499	302,950,322	138,377,938	119,243,469	108,926,580	—	—	—	781,564,320	845,279,564	918,606,662
Depreciation and amortization expense	—	—	—	(13,229,654)	(10,772,411)	(12,909,107)	(71,857,411)	(99,250,848)	(86,883,098)	(59,475,177)	(71,998,972)	(61,825,005)	(29,074,143)	(26,510,068)	(24,005,738)	—	—	—	(173,636,385)	(208,532,299)	(185,622,948)
Impairment losses (reversal of impairment losses) recognized in profit or loss	—	—	—	(2,289,187)	(2,559,659)	(1,951,710)	(30,940,802)	(28,330,530)	(50,553,285)	(80,720)	(2,401,454)	(236,860)	(1,598,702)	(1,747,322)	(816,132)	—	—	—	(34,909,411)	(35,038,965)	(53,557,987)
OPERATING INCOME	(1,383,525)	(1,249,210)	(1,181,646)	103,775,386	(51,229,197)	121,998,158	127,334,028	301,225,555	233,616,048	235,587,542	261,975,073	240,888,457	107,705,093	90,986,079	84,104,710	—	—	—	573,018,524	601,708,300	679,425,727
FINANCIAL RESULT	(1,116,601)	(3,304,228)	(577,524)	(3,942,519)	(38,408,032)	(13,178,990)	(48,588,988)	(174,878,226)	(2,582,536)	(27,459,741)	(26,624,088)	(23,123,001)	(16,772,560)	(11,494,113)	(14,976,086)	—	2,000,172	(53,882)	(97,880,409)	(252,708,515)	(54,492,019)
Financial income	236,600	2,780	9,491	65,153,401	28,970,378	32,944,854	102,075,187	45,864,512	110,285,525	6,745,819	7,242,116	7,279,595	3,221,357	2,830,626	2,340,150	—	—	—	177,432,364	84,910,412	152,859,615
Cash and cash equivalents	236,600	2,780	9,491	1,303,146	532,645	493,354	2,924,921	9,641,862	10,746,703	3,452,375	3,377,089	3,705,481	892,016	1,063,623	493,944	—	—	—	8,809,058	14,617,999	15,448,973
Other Financial income	—	—	—	63,850,255	28,437,733	32,451,500	99,150,266	36,222,650	99,538,822	3,293,444	3,865,027	3,574,114	2,329,341	1,767,003	1,846,206	—	—	—	168,623,306	70,292,413	137,410,642
Financial costs	(475,563)	(16,277)	(17,365)	(70,851,224)	(66,547,390)	(45,795,956)	(150,058,877)	(221,272,601)	(113,177,408)	(34,773,430)	(33,912,253)	(30,335,481)	(19,294,082)	(14,065,160)	(16,965,296)	—	—	—	(275,453,176)	(335,813,681)	(206,291,506)
Bank borrowings	(974)	—	—	(5,338,424)	(3,001,623)	(4,858,103)	(17,467,056)	(7,139,131)	(2,131,807)	—	(91,262)	—	892,016	(1,433,806)	(1,582,598)	—	—	—	(21,914,438)	(11,665,822)	(8,572,508)
Secured and unsecured obligations	—	—	—	—	—	—	(49,470,132)	(43,100,513)	(38,857,338)	(26,704,160)	(24,014,571)	(20,372,526)	—	(13,458,940)	(9,580,529)	—	—	—	(76,174,292)	(80,574,024)	(68,810,393)
Other	(474,589)	(16,277)	(17,365)	(65,512,800)	(63,545,767)	(40,937,853)	(83,121,689)	(171,032,957)	(72,188,263)	(8,069,270)	(9,806,420)	(9,962,955)	(20,186,098)	827,586	(5,802,169)	—	—	—	(177,364,446)	(243,573,835)	(128,908,605)
Results from indexed assets and liabilities	1,240	1,579	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,240	1,579	—
Foreign currency exchange differences	(878,878)	(3,292,310)	(569,650)	1,755,304	(831,020)	(327,888)	(605,298)	529,863	309,347	567,870	46,049	(67,115)	(699,835)	(259,579)	(350,940)	—	2,000,172	(53,882)	139,163	(1,806,825)	(1,060,128)
Positive	1,475,580	2,252,973	1,908,006	4,114,836	728,964	742,128	1,794,515	833,954	422,873	1,558,367	347,721	103,323	976,614	775,194	804,523	(382,438)	(635,440)	(600,000)	9,537,474	4,303,366	3,380,853
Negative	(2,354,458)	(5,545,283)	(2,477,656)	(2,359,532)	(1,559,984)	(1,070,016)	(2,399,813)	(304,091)	(113,526)	(990,497)	(301,672)	(170,438)	(1,676,449)	(1,034,773)	(1,155,463)	382,438	2,635,612	546,118	(9,398,311)	(6,110,191)	(4,440,981)
Share of profit of associates accounted for using the equity method	—	—	—	34,434	34,721	42,232	—	—	—	752,622	2,561,039	932,917	—	—	—	—	—	—	787,056	2,595,760	975,149
Other gains (losses)	—	—	—	113,216	—	—	(6,758,695)	—	2,761,811	(128,486)	46,514	70,773	602,594	31,910	905,210	—	—	—	(6,171,371)	78,424	3,737,794
Gain (loss) from other investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain (loss) from the sale of property, plant and equipment	—	—	—	113,216	—	—	(6,758,695)	—	2,761,811	(128,486)	46,514	70,773	602,594	31,910	905,210	—	—	—	(6,171,371)	78,424	3,737,794
Income before tax	(2,500,126)	(4,553,438)	(1,759,170)	99,980,517	(89,602,508)	108,861,400	71,986,345	126,347,329	233,795,323	208,751,937	237,958,538	218,769,146	91,535,127	79,523,876	70,033,834	—	2,000,172	(53,882)	469,753,800	351,673,969	629,646,651
Income tax	(11,228,559)	(7,668,386)	(4,503,199)	(463,471)	3,792,056	(10,685,347)	(10,849,463)	(18,559,097)	(66,562,048)	(84,883,204)	(82,240,147)	(75,302,320)	(27,924,718)	(19,790,239)	(19,520,534)	—	—	—	(135,349,415)	(124,465,813)	(176,573,448)
Net income attributable to:	(13,728,685)	(12,221,824)	(6,262,369)	99,517,046	(85,810,452)	98,176,053	61,136,882	107,788,232	167,233,275	123,868,733	155,718,391	143,466,826	63,610,409	59,733,637	50,513,300	—	2,000,172	(53,882)	334,404,385	227,208,156	453,073,203
Shareholders of Enersis Américas	139,672,809	125,385,213	114,054,872	—	—		—	—		—	—		—			—	—		139,672,809	125,385,213	114,054,872
Non-controlling interests	125,944,124	113,163,389	107,792,503	99,517,046	(85,810,452)	98,176,053	61,136,882	107,788,232	167,233,275	123,868,733	155,718,391	143,466,826	63,610,409	59,733,637	50,513,300	—	2,000,172	(53,882)	474,077,194	352,593,369	567,128,075

Country	Chile			Argentina			Brazil			Colombia				Peru		Eliminations			Total (*)
STATEMENT OF CASH FLOW	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Cash flow from (used in) operating activities	192,068,742	36,094,225	136,491,828	243,657,253	188,056,795	148,438,912	165,632,490	243,585,176	286,604,054	235,309,844	218,066,750	204,679,719	109,115,394	83,447,069	79,288,813	(184,396)	91,870	32,942	945,599,327	769,341,885	855,536,268
Cash flow from (used in) investment activities	(64,199,658)	13,004,063	(25,261,494)	(208,791,432)	(180,592,386)	(126,534,530)	(269,722,111)	(239,357,913)	(152,257,499)	(112,561,292)	(16,909,564)	(103,377,146)	(114,212,151)	(57,451,165)	(60,260,217)	(17,922,661)	(32,662,053)	(20,661,272)	(787,409,305)	(513,969,018)	(488,352,158)
Cash flows from (used in) financing activities	(106,554,830)	(64,578,477)	(95,280,198)	(8,169,660)	(9,632,579)	(18,504,534)	78,329,447	623,587	(112,549,985)	(165,636,704)	(169,208,067)	(115,866,665)	(41,319,512)	(10,068,877)	(5,502,637)	18,107,057	32,570,183	20,628,331	(225,244,202)	(220,294,230)	(327,075,688)

(*)	See Note 5.1.II.iv for cash flows related to discontinued operations

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

The accompanying notes are an integral part of these consolidated financial statements

36.	THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS.

36.1	Direct guarantees

Creditor of Guarantee	Debtor		Type of Guarantee	Assets Committed			Balance Outstanding as of			Guarantees Released
				Type	Currency	Carrying amount
	Company	Relationship					Currency	12-31-2015	12-31-2014	2015	Assets	2016	Assets	2017	Assets
Mitsubishi	Central Costanera	Creditor	Pledge	Combined cycle plant	ThCh$	10,804,894	ThCh$	35,254,202	73,177,119	—	—	—	—	—	—
Credit Suisse First Boston	Central Costanera	Creditor	Pledge	Combined cycle plant	ThCh$	3,098,134	ThCh$	1,183,600	3,033,750	—	—	—	—	—	—
Citibank N.A.	Endesa Argentina	Creditor	Pledge	Cash deposit	ThCh$	435,681	ThCh$	435,681	702,470	—	—	—	—	—	—
Citibank N.A./Santander Rio	Edesur	Creditor	Pledge	Cash deposit	ThCh$	—	ThCh$	—	—	—	—	—	—	—	—
Deutsche Bank / Santander Benelux	Enersis Américas S.A.	Creditor	Deposit account	Deposit account	ThCh$	11,930,477	ThCh$	40,354,434	50,509,024	—	—	—	—	—	—
Various creditors	Ampla S.A.	Creditor	Pledge on collection and others	Collection accounts	ThCh$	13,927,500	ThCh$	158,335,127	161,031,458	—	—	—	—	—	—
Various creditors	Coelce S.A.	Creditor	Pledge on collection and others	Collection accounts	ThCh$	8,536,202	ThCh$	60,265,158	77,294,260	—	—	—	—	—	—
Banco Nacional de Desarrollo Económico y Social	Cien	Creditor	Mortgage, pledge and others	Collection accounts	ThCh$	130,927	ThCh$	3,944,953	—	—	—	—	—	—	—

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

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

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

18.-   In February 2015, Emgesa was notified of a Popular Action filed by Comepez S.A. and other fish farming companies located near the Betania dam, on the grounds of protection of the right to a healthy environment, public health and food safety in order to prevent, in the opinion of the plaintiffs, the danger of a massive fish mortality among other damages from the filling of the reservoir for the El Quimbo

The accompanying notes are an integral part of these consolidated financial statements hydroelectric project dam, also located at the basin of the Magdalena River. Regarding the status of the proceeding, the Huila administrative court issued in February 2015 a preliminary injunction that prevents the filling of the El Quimbo dam reservoir until the river has reached the optimal flow, among other requirements. Emgesa filed a motion for reversal against this decision requesting a probation order and the release of such measure, which motion was denied by the court. The appeal filed by Emgesa was granted only in the remand effect. The preliminary injunction was amended, allowing Emgesa to start filling the dam reservoir. Nevertheless the Regional Environmental Authority (CAM) in Resolution No. 1503 issued on July 3, 2015 directed Emgesa to temporarily stop filling the El Quimbo dam reservoir. The legal actions to be adopted are under analysis by Emgesa, notwithstanding the filling procedure continues normally. The appeal is pending. The Colombian government, through Decree 1979 has requested the lifting of the generation suspension and reported that Emgesa must abide by such Decree. On December 15, 2015, the Constitutional Court decided that Decree 1979 was unenforceable, and as a result, Emgesa suspended at midnight of that date the generation of energy at El Quimbo. Emgesa presented the corresponding arguments.

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

23.-   In September 2012, Enersis Américas received notice from the Chilean Internal Revenue Service (SII in its Spanish acronym) on a settlement and resolution related to withholding taxes on dividends paid in fiscal years 2008 and 2009 (tax years 2009 and 2010) to non-Chilean resident or domiciled shareholders of Enersis Américas. Despite the fact that there is no differences in owed taxes, and no fines have been applied, the SII is requesting Enersis Américas to correct the calculation methodology used for its tax return. In addition, the SII notified Enersis Américas on settlements and resolutions for the same concept for fiscal years 2010 and 2011 (tax years 2011 and 2012). The position of the tax authority is that the methodology used by the company to determine the difference between the final tax credit and the provisional tax credit was incorrect, because Enersis Américas should pay the total amount of the tax credit used in the calculation of the provisional withholding and only the shareholders may request refunds from the amount paid in excess by the Chilean company. The position of Enersis Américas is that the interpretation of the SII is based on the wording of an article in the tax law that seems to require the “payment of credits in excess”, but it did not consider the existence of a Resolution issued by the SII indicating the description of this process with which Enersis Américas has complied. Moreover, if the methodology of the SII is used, the amount to be paid on behalf of the shareholders would be the same as the amount that the shareholders would request to the SII for refund. The difference is that the amounts paid to the SII are price-level restated

The accompanying notes are an integral part of these consolidated financial statements by CPI and interests (1.5%), while the amounts that the SII will reimburse are only price-level restated by CPI. On March 13, 2014, the Company filed a tax claim with the Tax and Customs Court (“TTA” in its Spanish acronym) in first instance for fiscal years 2008 and 2009. On August 18, 2014, a tax claim was filed for fiscal year 2010 (tax year 2011), and lastly, on August 29, 2014, a tax claim was filed for fiscal year 2011 (tax year 2012). The three tax claims are pending of response from the SII, and on October 10, 2014, Enersis Américas requested their consolidation, which was granted by the Court on October 16, 2014. On September 21, 2015, the TTA open the evidence period. On October 15, 2015, Enersis Américas presented its evidence. On December 31, 2015, the TTA issued an unfavorable ruling against Enersis Américas. On January 4, 2016, Enersis Américas received notice of the resolution. Enersis Américas filed an appeal to the Appeal Court of Santiago. The amount involved in this proceeding is ThCh$45,566,682.

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

The accompanying notes are an integral part of these consolidated financial statements

3.-   In August 2013, the Chilean Superintendency of the Environment (SMA) filed charges against Endesa Chile alleging several violations of Exempt Resolution No. 206, dated August 2, 2007 and its supplementary and explanatory resolutions that environmentally certified the Bocamina Thermal Power Plant Extension Project. These alleged violations are related to the cooling system discharge channel, an inoperative Bocamina I desulphurizer, non-compliance with information delivery obligations, surpassing CO limits, failures in the acoustic perimeter fence of Bocamina I, excessive noise levels and having no technological barriers that prevent the massive entry of biomass in the intake of the central power plant. Endesa Chile submitted a compliance program that was not approved. On November 27, 2013, SMA added two additional violations to its charges. Endesa Chile presented its defense in December 2013, partially recognizing some of these violations (which could reduce the fine by 25% in case of recognition) and contesting the remainder. On August 11, 2014, the SMA passed Resolution No. 421 that fined Endesa Chile 8,640.4 UTA for environmental non-compliances that are the subject matter of the sanction proceeding. Endesa Chile filed an illegality claim against the SMA before the Third Environmental Court of Valdivia, which on March 27, 2015 issued a ruling that partially annulled the sanctions imposed by the SMA, instructing it to consider aggravating circumstances evidenced in connection with the calculation of the fine imposed. The company filed a writ of reversal in substance before the Chilean Supreme Court, which was rejected, and the sanction imposed was confirmed. As of December 31, 2015, the amount has been paid.

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

The accompanying notes are an integral part of these consolidated financial statements

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

The Series B2 domestic bonds of Enersis Américas includes the following financial covenants, whose definitions and calculation formulas are set out in the respective contract:

•	Consolidated Equity: Minimum Equity must be maintained of Ch$628,570 million, a limit adjusted at the end of each year as established in the indenture. Equity is the sum of Equity attributable to the

The accompanying notes are an integral part of these consolidated financial statements shareholders of Enersis Américas and minority interests. As of December 31, 2015, Enersis Américas equity was Ch$8,189,808 million.

•	Debt Ratio: A debt ratio, defined as Total liabilities to Equity, should be no more than 2.24. Total liabilities are the sum of Total current liabilities and Total non-current liabilities, while Equity is the sum of Equity attributable to the shareholders of Enersis Américas and non-controlling interests. As of December 31, 2015, the Debt Ratio was 0.89.

•	Unsecured Assets: The ratio of Unsecured assets to Unsecured total liabilities must be at least 1. Total Unsecured or free assets is the difference between Total assets and Total secured assets. Total unsecured or free assets consists of Total assets less the sum of Cash, Bank balances, Accounts receivable from related entities, current, Payments made in advance, current, Non-current accounts receivable from related entities, and Identifiable intangible assets, gross, while Total secured assets relates to assets pledged in guarantee. On the other hand, Total unsecured liabilities consist of the sum of Total current liabilities and Total non-current liabilities, less liabilities secured by collateral. As of December 31, 2015, this ratio was 1.88.

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

The Endesa Chile bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

•	Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of Enersis Américas and Non-controlling interests. As of December 31, 2015, the ratio was 0.19.

•	Consolidated Equity: A minimum Equity of Ch$761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of Enersis Américas. As of December 31, 2015, the equity of Endesa Chile was Ch$2,648,190 million.

•	Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the gross margin plus Financial income and dividends received from associated companies, and ii) Financial expenses; both items refer to the period of four consecutive quarters ending on the quarter being reported. For the year ended December 31, 2015, this ratio was 8.21.

•	Net Asset Position with Related Companies: A Net asset position must be maintained with related companies of no more than a hundred million dollars. The Net asset position with related companies is the difference between i) the sum of Accounts receivable from related entities, current, Accounts receivable from related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis Américas has no participation, and long-term transactions of associates of Endesa Chile in which Enersis Américas has no participation; and ii) the sum of Accounts payable to related entities, current; Accounts payable to related entities, non-current, less transactions in the ordinary course of business at

The accompanying notes are an integral part of these consolidated financial statements

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

Series M

•	Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of Enersis Américas and Non-controlling interests. As of December 31, 2015, the debt ratio was 0.19.

•	Consolidated Equity: Same as for Series H.

•	Financial Expense Coverage Ratio: Same as for Series H.

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

As of December 31, 2015, all assets and liabilities related to the distribution business and the generation and transmission business in Chile has been classified as non-current assets held for distribution to owners (See Note 5.1).

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

On November 25, 2010, our principal generating subsidiaries in Argentina, Endesa Costanera, El Chocón and DockSud, entered into the “Agreement of Management and Operation of Projects to Increase the Availability of Thermal Generation and Adjustment of the Generation Remuneration 2008-2011” (the “Agreement”) with the Argentine Secretary of Energy. Under this Agreement, our subsidiaries were required to contribute their receivables from uncollected energy sales, known as Sales Settlements with Unspecified Due Dates (“LVFVD” in its Spanish acronym), between January 2008 and December 2011 to a trust for the construction of new generation plants. These receivables would be paid once the applicable tax rate defined in Article 3 of SE Resolution No. 406/03 is applied and converted into U.S. dollars (or “dollarized”) at the exchange rate of the date on which the Agreement was executed and would be repaid in 120 equal monthly installments starting with the first day of commercial operations with interest at a rate of 30-day LIBOR plus 5%.

Under an agreement dated May 11, 2011, the generating companies organized Central Vuelta de Obligado S.A. (“VOSA”), with an initial capital of Ar$ 500 thousand.

On October 24, 2012, VOSA entered into a turnkey contract for the supply and construction of the VOSA power plant with General Electric International Inc. and General Electric International Inc. Argentina branch (collectively, “GE”). On August 26, 2013, GE and the VOSA power plant trust amended the turnkey contract to provide for the supply, construction, start of operations and maintenance of a combined-cycle plant.

During the second half of 2015, after having finalized the corresponding tests, the operations of an open-cycle power plant with two gas turbine units of 270 MW each started. After several delays in the construction, the combined-cycle plant is expected to be completed in the forthcoming months, following a settlement agreement reached with GE.

According a recent technical report issued by VOSA in December 2015, the gas turbines of the open-cycle power plant had passed all the operational tests and their operating performance was outstanding. At 2015 year end it only remained pending a few components and equipment to be imported in order to finish the

The accompanying notes are an integral part of these consolidated financial statements second stage of the construction (combined-cycle power plant). Therefore, the Company concluded that it was virtually certain the whole project was to be fully completed.

Therefore, given the certainty that the combined-cycle will be operational in the near future, the Company concluded that recognition of the asset was appropriate because it was probable that the future economic benefits would flow to the entity.

In this sense, the Company recorded the effects of the dollarization of the LVFVD obligations in 2015. The income recorded was related to the following concepts:

•	An update for the dollarization of the LVFVD obligations considering the exchange rate applicable at the date of the Agreement for a total of ThCh$ 141,559,960.

•	Accrued interest on the dollarized LVFVD obligations, after the addition of interest rates referred to above, at a 30-day LIBOR rate plus 5%, amounting to ThCh$ 57,079,871.

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

The accompanying notes are an integral part of these consolidated financial statements

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

Edesur S.A.

On March 11, 2015, the Secretary of Energy issued Resolution No. 32/2015, which among other things: (i) approves a transitory revenue increase for Edesur with validity as from February 1, 2015 exclusively to pay for the energy acquired from the electricity market, salaries and assets and services supply; such increase, on account of the Integral Tariff Review (RTI), which to date has not been defined, arises from the difference between a theoretical tariff framework and the tariff framework in force for each category of user, according to the calculations of the Ente Nacional Regulador de la Electricidad (ENRE), which increase shall not be converted into tariff but will be covered by means of transfers from CAMMESA to Edesur with funds of the Argentine National Government; (ii) provided that as from February 1, 2015 the funds of the Program for Rational Use of Electric Energy (PUREE) shall be considered part of Edesur’s revenues, also on account of the RTI; (iii) confirms the procedure of the Cost Monitoring Mechanism (MMC) until January 31, 2015; and (iv) instructs CAMMESA to issue LVFVD in the amounts determined by the ENRE by virtue of the higher salary costs of the Company originated by the application of Resolution No. 836/2014 of the Secretary of Labor. In addition, Resolution No. 32/2015 allows for payment of remaining balances in favor of the Wholesale Electricity Market (MEM) by means of a payment plan to be defined and instructs ENRE to initiate actions prior to the RTI process. As a consequence of the above, during the year ended December 31, 2015, revenues were recognized for Ch$ 352,108 million, which are presented in the statement of comprehensive income as follows: for item (i), Ch$ 264,987 million in the line item “Other operating income” and Ch$ 644 million in the line “Financial income”; for item (ii), Ch$ 33,972 million within “Revenues” (Energy Sales); and for items (iii) and (iv), Ch$ 52,505 million in “Other operating income”. Although Resolution SE No. 32/2015 represents a first step towards the improvement of the Edesur’s economic situation, investments will continue being financed through agreements with CAMMESA, as mechanisms allowing for repayment of the remaining balances in favor of the MEM have not been developed, and increases in revenues that contemplate future increases in the operational costs have not as yet been approved.

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

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

Centrales Hidroeléctricas de Aysén, S.A.

In May, 2014, the Committee of Ministers revoked the Environmental Qualification Resolution (RCA) of Hidroaysén project in which our subsidiary, Endesa Chile, participates by accepting some of the claims filed against this project. It is of public knowledge that this decision was resorted before the environmental courts of Valdivia and Santiago. On January 28, 2015, it was made public that the water rights request made by Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Hidroaysén”) had been partially denied in 2008. Endesa Chile has expressed its intention to thrive at Hidroaysén the defense for water rights and the environmental qualification granted to the project in the corresponding instances, continuing with the judicial actions already started or implementing new administrative or judicial actions that are necessary to this end, and it maintains the belief that hydric resources of Aysén region are important for the energy development of the country. Nevertheless, given the current situation, there is uncertainty on the recovery of the investment made so far at Hidroaysén, since it depends both from judicial decisions and from definitions in the energy agenda which cannot be foreseen at present, consequently the investment is not included in the portfolio of Endesa Chile’s immediate projects. Consequently, at closing of Fiscal Year 2014, Endesa Chile recorded a provision for impairment of its participation in Hidroaysén S.A. amounting to Ch$ 69,066 million (approximately US$ 121 million). See note 14.1.a). The financial and accounting effects for Enersis Américas of the impairment provision at Endesa Chile for its ownership interest in Hidroaysén resulted into a charge against net income from discontinued operations of Ch$ 41,426 million (approximately US$ 73 million).

37. PERSONNEL FIGURES.

Enersis Américas personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2015 and 2014:

	12-31-2015
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Period
Chile	68	1,911	266	2,245	2,364
Argentina	46	3,609	1,168	4,823	4,724
Brazil	26	2,174	459	2,659	2,686
Peru	42	889	—	931	941
Colombia	36	1,480	28	1,544	1,633

Total	218	10,063	1,921	12,202	12,348

	12-31-2014
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Period
Chile	101	2,113	310	2,524	2,503
Argentina	29	3,335	1,109	4,473	4,223
Brazil	28	2,395	272	2,695	2,648
Peru	18	792	141	951	944
Colombia	34	1,568	30	1,632	1,613

Total	210	10,203	1,862	12,275	11,931

It is important to note that Enersis Américas’ operations in Chile, beginning on February 1, 2016, are part of the new company named Enersis Chile (See Note 3.k, 5.1 and 41), which is being held for distribution to owners.

The accompanying notes are an integral part of these consolidated financial statements

38. SANCTIONS.

There are no sanctions that could materially affect the financial statements for the years ended December 31, 2015, 2014 and 2013.

39. ENVIRONMENT.

Environmental expenses for the years ended December 31, 2015, 2014 and 2013, are as follows:

Company Incurring the Cost	Project	Description	Project Status	12-31-2015 ThCh$						12-31-2014 (As adjusted)(*) ThCh$
				Costs incurred	Capitalized Cost	Expense amount	Costs to be incurred in the future	Estimate date of incurring cost	Total Expenditures	Costs incurred prior period
EMGESA	El Quimbo hydro electrical plant project	Environmental management - El Quimbo plant construction	In progress	135,659	135,659	—	—	—	135,659	—
	Environmental resource management HIDRA	Plants environmental resource management	In progress	45,987,062	45,987,062	—	72,259,750	12-31-2020	118,246,812	45,490,454

EDEGEL	Preventing activities	Biodiversity protection, sewage water treatment	Finalized	100,570	—	100,570	—	12-31-2015	100,570	76,405
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	Finalized	205,882	—	205,882	—	12-31-2015	205,882	156,570
	Waste management	Hazardous waste management	Finalized	189,528	—	189,528	—	12-31-2015	189,528	206,909
	Environmental studies	Enviromental studies	Finalized	21,373	—	21,373	—	12-31-2015	21,373	16,722
	Mitigation and restoration	Soil and water protection and recovery	Finalized	2,549	—	2,549	—	12-31-2015	2,549	8,045
	Impact compensations	Compensations, increasing gardens	Finalized	144,590	—	144,590	—	12-31-2015	144,590	6,823

CHINANGO	Preventing activities	Biodiversity protection, sewage water treatment	Finalized	71,560	—	71,560	—	12-31-2015	71,560	5,974
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	Finalized	8,487	—	8,487	—	12-31-2015	8,487	5,935
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	Finalized	277,223	—	277,223	—	12-31-2015	277,223	239,904
	Waste management	Hazardous waste management	Finalized	34,960	—	34,960	—	12-31-2015	34,960	31,460
	Environmental studies	Enviromental studies	Finalized	19,703	—	19,703	—	12-31-2015	19,703	5,229

EDESUR	Contaminating material	Contaminating material management	In progress	44,281	—	44,281	—	—	44,281	18,018
	Transformers recovery	Project to invest in environment	In progress	30,005	30,005	—	—	—	30,005	—

CODENSA	PCBS dismantling	Dismantling transformers with PCb residues	In progress	489,659	489,659	—	—	—	489,659	811,655
	Nueva Esperanza archaeological rescue	Environmental compensation for construction of Nueva Esperanza substation	Finalized	458,328	458,328	—	—	12-31-2015	458,328	1,933,259
	Nueva esperanza environmental compensation	Rescue of archaeological B.C. remains of culture Herrera at substation Nueva Esperanza construction site.	In progress	432,514	432,514	—	—	—	432,514	—

Total				48,653,933	47,533,227	1,120,706	72,259,750		120,913,683	49,013,362

(*) See Note 5.1.II.iii

The accompanying notes are an integral part of these consolidated financial statements

Company Incurring the Cost	Project	Description	Project Status	12-31-2014 (As adjusted)(*) ThCh$						12-31-2013 (As adjusted)(*) ThCh$
				Costs incurred	Capitalized Cost	Expense amount	Costs to be incurred in the future	Estimate date of incurring cost	Total Expenditures	Costs incurred prior period
EMGESA	El Quimbo hydro electrical plant project	Environmental management - El Quimbo plant construction	In progress	38,445,602	38,445,602	—	7,044,852	31-12-2015	45,490,454	—
	Environmental resource management HIDRA	Plants environmental resource management	In progress	389,008	389,008	—	—	—	389,008	—

EDEGEL	Environmental monitoring	Biodiversity protection, sewage water treatment	Finalized	156,570	—	156,570	—	31-12-2014	156,570	74,967
	Waste management	Hazardous waste management	Finalized	206,909	—	206,909	—	31-12-2014	206,909	160,183
	Environmental studies	Environmental studies	Finalized	16,722	—	16,722	—	31-12-2014	16,722	56,975
	Mitigation and restoration	Soil and water protection and restoration	Finalized	8,045	—	8,045	—	31-12-2014	8,045	—
	Impact compensations	Compensations, increasing gardens	Finalized	6,823	—	6,823	—	31-12-2014	6,823	—
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	Finalized	177,830	—	177,830	—	31-12-2014	177,830	—
	Preventing activities	Biodiversity protection, sewage water treatment	Finalized	76,405	—	76,405	—	31-12-2014	76,405	125,841

CHINANGO	Preventing activities	Biodiversity protection, sewage water treatment	Finalized	5,974	—	5,974	—	31-12-2014	5,974	—
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	Finalized	5,935	—	5,935	—	31-12-2014	5,935	—
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	Finalized	239,904	—	239,904	—	31-12-2014	239,904	—
	Waste management	Hazardous waste management	Finalized	31,460	—	31,460	—	31-12-2014	31,460	—
	Environmental studies	Enviromental studies	Finalized	5,229	—	5,229	—	31-12-2014	5,229	—
	Mitigation and restoration	Soil and water protection and recovery	Finalized	4,398	—	4,398	—	31-12-2014	4,398	—
	Impact compensations	Compensations, increasing gardens	Finalized	49,390	—	49,390	—	31-12-2014	49,390	—

EDESUR	Contaminating material management	Contaminating material management	In progress	18,018	—	18,018	—	—	18,018	—

CODENSA	PCBS dismantling	Dismantling transformers with PCb residues	In progress	811,655	—	811,655	—	—	811,655	—
	Nueva Esperanza archaeological rescue	Rescue of archaeological B.C. remains of culture Herrera at substation Nueva Esperanza construction site.	In progress	1,933,259	1,933,259	—	—	—	1,933,259	—

Total				42,589,136	40,767,869	1,821,267	7,044,852		49,633,988	417,966

(*) See Note 5.1.II.iii

The accompanying notes are an integral part of these consolidated financial statements

40. FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED.

As of December 31, 2015 and 2014, summarized financial information of our principal subsidiaries prepared under IFRS is as follows:

	12-31-2015
	Type of Financial Statements	Current Assets ThCh$	Non-current assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current liabilities ThCh$	Equity ThCh$	Total Liabilities and Equity ThCh$	Revenue ThCh$	Raw materials and consumables used ThCh$	Contribution Margin ThCh$	Gross operating income ThCh$	Operating income ThCh$	Financial results ThCh$	Income before taxes ThCh$	Income taxes ThCh$	Gain (loss) ThCh$	Other comprehensive income ThCh$	Total Comprehensive Income ThCh$
Continuing Operations:
Inversiones Distrilima S.A.	Separate	18,246,316	50,156,404	68,402,720	325,792	—	68,076,928	68,402,720	—	—	—	(5,028)	(5,028)	959,095	21,003,199	(266,930)	20,736,269	1,311,144	22,047,413
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Separate	98,125,347	675,858,105	773,983,452	192,215,161	269,823,997	311,944,294	773,983,452	562,046,426	(379,015,102)	183,031,324	138,377,938	107,705,092	(16,772,560)	91,535,126	(27,924,718)	63,610,408	6,877,338	70,487,746
Endesa Argentina S.A.	Separate	1,814,204	32,328,045	34,142,249	616,318	—	33,525,931	34,142,249	—	—	—	(64,074)	(64,074)	1,023,419	959,344	(336,372)	622,972	(10,352,540)	(9,729,568)
Central Costanera S.A.	Separate	27,559,412	142,918,106	170,477,518	102,001,988	53,611,202	14,864,328	170,477,518	100,856,664	(4,598,130)	96,258,534	41,604,328	20,372,179	(24,944,190)	(4,012,455)	3,013,645	(998,809)	(4,729,767)	(5,728,576)
Hidroeléctrica El Chocón S.A.	Separate	44,240,854	240,460,115	284,700,969	71,433,902	63,908,193	149,358,874	284,700,969	40,004,655	(4,574,336)	35,430,319	28,820,101	27,009,175	141,308,348	169,850,815	(59,047,935)	110,802,880	(44,667,506)	66,135,374
Emgesa S.A. E.S.P.	Separate	172,918,511	1,803,546,987	1,976,465,498	349,736,334	831,187,906	795,541,258	1,976,465,498	778,768,426	(321,664,855)	457,103,571	412,046,148	372,828,429	(39,872,136)	332,845,961	(120,949,697)	211,896,264	(91,252,276)	120,643,988
Generandes Peru S.A.	Separate	1,945,582	225,170,087	227,115,669	1,364,513	—	225,751,156	227,115,669	—	—	—	(32,396)	(32,396)	172,406	42,094,142	(50,002)	42,044,140	4,890,902	46,935,042
Edegel S.A.A.	Separate	111,421,412	723,995,979	835,417,391	117,775,269	188,814,672	528,827,450	835,417,391	343,761,564	(143,234,611)	200,526,953	164,344,988	116,593,374	(9,260,148)	122,550,483	(31,389,446)	91,161,037	4,059,334	95,220,371
Chinango S.A.C.	Separate	7,647,526	112,688,111	120,335,637	8,369,365	40,621,719	71,344,553	120,335,637	39,114,967	(8,235,270)	30,879,697	26,280,972	23,095,212	(1,057,861)	22,037,351	(6,827,262)	15,210,089	(708,295)	14,501,794
Enel Brasil S.A.	Separate	110,127,302	736,398,772	846,526,074	51,310,987	15,859,063	779,356,024	846,526,074	—	—	—	(21,299,668)	(21,417,232)	26,840,323	122,982,000	(8,959,080)	114,022,920	(194,845,796)	(80,822,876)
Central Generadora Termoeléctrica Fortaleza S.A.	Separate	36,820,903	114,401,115	151,222,018	35,746,585	638,562	114,836,871	151,222,018	159,051,928	(111,228,593)	47,823,335	40,544,633	34,866,986	3,245,644	38,112,630	(13,299,903)	24,812,727	(26,130,490)	(1,317,763)
Centrais Elétricas Cachoeira Dourada S.A.	Separate	43,483,356	77,906,552	121,389,908	33,306,336	3,370,881	84,712,691	121,389,908	91,563,206	(17,395,858)	74,167,348	66,975,312	61,972,753	3,514,857	65,487,610	(22,519,731)	42,967,879	(13,348,590)	29,619,289
Compañía de Interconexión Energética S.A.	Separate	29,310,056	185,030,817	214,340,873	57,239,098	30,170,820	126,930,955	214,340,873	55,533,872	(3,125,790)	52,408,082	45,152,292	34,319,511	15,559,865	49,879,377	(17,387,165)	32,492,212	(27,600,284)	4,891,928
Compañía de Transmisión del Mercosur S.A.	Separate	13,944,906	934,689	14,879,595	10,880,864	17,896,009	(13,897,278)	14,879,595	1,644,146	—	1,644,146	922,095	770,315	(17,579,292)	(16,801,955)	(998,283)	(17,800,238)	4,199,017	(13,601,221)
Compañía Energética Do Ceará S.A.	Separate	267,538,669	569,364,164	836,902,833	219,528,371	223,842,286	393,532,176	836,902,833	810,184,252	(581,689,470)	228,494,782	136,443,771	100,911,453	(12,650,857)	85,012,938	(12,997,078)	72,015,860	(97,029,555)	(25,013,695)
EN-Brasil Comercio e Servicios S.A.	Separate	2,673,792	1,448,487	4,122,279	3,234,058	—	888,221	4,122,279	5,603,633	(3,041,559)	2,562,074	(614,126)	(782,696)	136,846	(645,849)	(735,808)	(1,381,657)	(163,062)	(1,544,719)
Ampla Energía E Servicios S.A.	Separate	385,803,702	1,016,536,280	1,402,339,982	333,276,269	608,907,379	460,156,334	1,402,339,982	1,026,680,070	(804,701,402)	221,978,668	93,688,470	26,422,575	(35,938,130)	(13,026,593)	2,147,615	(10,878,978)	(139,016,506)	(149,895,484)
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	207,553,184	841,585,897	1,049,139,081	247,749,853	281,940,697	519,448,531	1,049,139,081	884,467,266	(500,570,712)	383,896,554	295,143,439	235,587,544	(27,459,741)	207,999,316	(84,883,205)	123,116,111	(61,679,252)	61,436,859
Inversora Codensa S.A.	Separate	491	63	554	3	—	551	554	—	—	—	(189)	(189)	—	(189)	(9)	(198)	(91)	(289)
Empresa Distribuidora Sur S.A.	Separate	191,441,460	443,412,232	634,853,692	431,630,045	174,966,573	28,257,074	634,853,692	607,344,916	(157,387,237)	449,957,679	119,294,227	103,775,386	(3,942,519)	99,980,518	(463,471)	99,517,047	(8,266,492)	91,250,555
Generalima, S.A.C.	Separate	5,697,317	50,472,490	56,169,807	20,328,170	8,150,819	27,690,818	56,169,807	—	—	—	(375,459)	(376,682)	(2,233,357)	(412,472)	(285,187)	(697,659)	727,779	30,120
Endesa Cemsa, S.A.	Separate	22,954,619	91,195	23,045,814	21,098,368	—	1,947,446	23,045,814	2,269,586	(1,017,940)	1,251,646	(1,206,493)	(1,255,814)	897,816	(357,998)	(1,466,245)	(1,824,243)	(626,380)	(2,450,623)
Grupo Dock Sud, S.A.	Consolidated	46,722,732	126,188,103	172,910,835	25,736,485	67,304,445	79,869,905	172,910,835	69,962,810	(43,265,695)	26,697,115	14,806,741	3,309,477	53,770,197	57,229,446	(18,102,752)	39,126,694	(24,156,874)	14,969,820
Eléctrica Cabo Blanco, S.A.C.	Consolidated	54,357,844	81,815,037	136,172,881	19,831,659	47,845,465	68,495,757	136,172,881	58,092,640	(26,124,119)	31,968,521	23,168,206	17,663,200	(5,755,667)	12,013,783	(4,166,389)	7,847,394	720,031	8,567,425
Grupo Distrilima	Consolidated	116,371,663	675,858,105	792,229,768	192,540,953	269,823,997	329,864,818	792,229,768	562,046,426	(379,015,102)	183,031,324	138,372,910	107,700,064	(15,813,466)	92,489,193	(28,191,648)	64,297,545	7,349,620	71,647,165
Grupo Enel Brasil	Consolidated	796,102,019	1,994,170,372	2,790,272,391	653,756,270	725,006,817	1,411,509,304	2,790,272,391	2,016,488,833	(1,385,921,254)	630,567,579	363,360,618	238,408,123	(36,592,248)	195,064,201	(76,715,148)	118,349,053	(370,529,946)	(252,180,893)
Grupo Generandes Peru	Consolidated	120,047,319	808,405,916	928,453,235	126,541,945	229,436,392	572,474,898	928,453,235	382,452,709	(151,046,058)	231,406,651	190,593,564	139,656,190	(10,145,603)	133,321,519	(38,266,710)	95,054,809	(9,131,696)	85,923,113
Grupo Endesa Argentina	Consolidated	73,348,681	385,562,798	458,911,479	173,663,474	115,955,351	169,292,654	458,911,479	140,398,933	(9,172,466)	131,226,467	70,334,513	47,291,438	117,190,764	165,754,140	(56,407,124)	109,347,016	(50,970,094)	58,376,922
Discontinued Operations:
Chilectra S.A.	Consolidated	764,264,413	766,740,395	1,531,004,808	363,516,173	54,831,044	1,112,657,591	1,531,004,808	1,257,732,164	(983,732,902)	273,999,262	185,114,892	149,293,693	12,669,568	176,628,861	(36,956,051)	188,750,734	(111,222,756)	77,527,978
Grupo Servicios Informaticos e Inmobiliarios Ltda.	Consolidated	54,816,036	11,561,339	66,377,375	5,586,878	1,305,133	59,485,364	66,377,375	8,660,778	—	8,660,778	(397,888)	(511,775)	2,260,216	6,041,979	(765,180)	5,276,799	(76,578)	5,200,221
Empresa Nacional de Electricidad S.A.	Separate	563,422,232	3,601,559,005	4,164,981,237	807,918,132	1,027,287,096	2,329,776,009	4,164,981,237	1,407,824,978	(1,061,507,980)	346,316,998	225,230,207	143,639,730	(126,334,330)	246,255,964	(32,834,204)	213,421,760	(92,076,119)	121,345,641
Empresa Eléctrica Pehuenche S.A.	Separate	63,745,589	201,366,300	265,111,889	64,820,897	51,972,920	148,318,072	265,111,889	193,189,705	(28,569,912)	164,619,793	159,244,283	150,615,199	2,049,116	152,664,316	(34,647,895)	118,016,421	33,526	118,049,947
Compañía Eléctrica Tarapacá S.A.	Separate	82,875,363	509,275,829	592,151,192	115,138,485	44,379,433	432,633,274	592,151,192	230,852,534	(139,555,849)	91,296,685	73,665,446	64,306,244	24,323,943	88,341,669	(18,079,279)	70,262,390	(624)	70,261,766
Grupo Endesa Chile	Consolidated	4,412,561,440	2,866,208,895	7,278,770,335	2,527,875,495	1,207,004,760	3,543,890,080	7,278,770,335	1,543,810,316	(880,891,223)	662,919,093	516,860,724	401,818,817	(114,252,182)	300,487,081	(76,655,819)	635,020,813	(347,578,686)	287,442,127
Grupo Inversiones GasAtacama Holding Ltda.	Consolidated	245,456,212	207,236,190	452,692,402	24,048,629	49,959,438	378,684,335	452,692,402	183,015,183	(110,330,364)	72,684,819	57,943,644	46,360,426	10,304,578	56,660,371	(10,444,811)	46,215,560	(3,059,806)	43,155,754

The accompanying notes are an integral part of these consolidated financial statements

	12-31-2014
	Type of Financial Statements	Current Assets ThCh$	Non-current assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current liabilities ThCh$	Equity ThCh$	Total Liabilities and EquityThCh$	Revenue ThCh$	Raw materials and consumables used ThCh$	Contribution Margin ThCh$	Gross operating income ThCh$	Operating income ThCh$	Financial results ThCh$	Income before taxes ThCh$	Income taxes ThCh$	Gain (loss) ThCh$	Other comprehensive income ThCh$	Total Comprehensive Income ThCh$
Continuing Operations:
Inversiones Distrilima S.A.	Separate	15,272,519	48,854,638	64,127,157	76,273	—	64,050,884	64,127,157	—	—	—	(12,705)	(12,705)	1,212,945	18,308,552	(361,797)	17,946,755	2,959,092	20,905,847
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Separate	127,665,327	587,886,652	715,551,979	164,991,090	271,208,225	279,352,664	715,551,979	478,699,891	(315,115,521)	163,584,370	119,243,469	90,986,079	(11,494,112)	79,523,877	(19,790,239)	59,733,638	13,438,385	73,172,024
Endesa Argentina S.A.	Separate	1,924,047	42,081,267	44,005,314	749,815	—	43,255,499	44,005,314	—	—	—	(57,903)	(57,903)	588,091	530,188	(189,589)	340,599	(5,299,756)	(4,959,157)
Central Costanera S.A.	Separate	31,868,372	154,649,134	186,517,506	108,956,607	56,967,994	20,592,905	186,517,506	75,193,639	(6,777,139)	68,416,500	29,619,143	13,701,504	46,699,311	60,497,602	(14,964,948)	45,532,654	3,989,198	49,521,852
Hidroeléctrica El Chocón S.A.	Separate	22,930,536	137,891,546	160,822,082	31,540,350	46,058,232	83,223,500	160,822,082	30,173,576	(8,427,057)	21,746,519	16,090,917	14,338,493	2,101,221	16,965,869	(5,929,047)	11,036,822	(8,763,212)	2,273,610
Emgesa S.A. E.S.P.	Separate	329,672,209	1,782,307,979	2,111,980,188	500,414,812	883,041,284	728,524,092	2,111,980,188	753,385,348	(220,460,069)	532,925,279	494,084,840	449,490,365	(34,591,411)	414,973,137	(126,151,739)	288,821,398	(73,145,883)	215,675,515
Generandes Peru S.A.	Separate	3,473,185	219,325,990	222,799,175	3,148,425	—	219,650,750	222,799,175	—	—	—	(116,329)	(116,329)	2,240	46,503,610	—	46,503,610	12,303,680	58,807,290
Edegel S.A.A.	Separate	110,164,628	720,449,664	830,614,292	85,724,692	235,667,176	509,222,424	830,614,292	319,346,826	(127,881,082)	191,465,744	161,105,457	121,654,584	(6,281,794)	131,544,215	(25,404,816)	106,139,399	23,688,400	129,827,799
Chinango S.A.C.	Separate	8,439,096	111,912,667	120,351,763	7,433,439	39,382,244	73,536,080	120,351,763	34,656,130	(6,061,046)	28,595,084	23,773,307	19,619,464	(987,683)	18,631,781	(3,620,360)	15,011,421	3,041,428	18,052,849
Enel Brasil S.A.	Separate	198,803,856	728,752,116	927,555,972	6,224,235	18,531,060	902,800,677	927,555,972	—	—	—	(10,160,775)	(10,314,474)	27,502,175	188,852,384	(24,686,207)	164,166,177	17,806,175	181,972,351
Central Generadora Termoeléctrica Fortaleza S.A.	Separate	87,327,393	134,284,880	221,612,273	63,772,100	746,476	157,093,697	221,612,273	210,793,165	(158,318,428)	52,474,737	43,685,496	36,994,098	(427,163)	36,566,936	(12,676,193)	23,890,743	3,336,545	27,227,288
Centrais Elétricas Cachoeira Dourada S.A.	Separate	47,664,376	100,003,024	147,667,400	37,718,853	1,171,987	108,776,560	147,667,400	158,965,069	(72,988,916)	85,976,153	78,633,209	71,852,510	6,953,799	78,806,309	(7,617,686)	71,188,623	(212,540)	70,976,083
Compañía de Interconexión Energética S.A.	Separate	44,361,955	230,817,235	275,179,190	107,201,716	6,527,878	161,449,596	275,179,190	67,700,328	(3,343,111)	64,357,217	54,518,387	40,083,633	13,131,369	53,215,002	(19,092,627)	34,122,375	2,426,463	36,548,837
Compañía de Transmisión del Mercosur S.A.	Separate	15,584,323	2,421,427	18,005,750	10,519,818	18,458,001	(10,972,069)	18,005,750	1,622,003	—	1,622,003	1,169,376	1,017,867	(10,464,633)	(9,446,765)	(718,950)	(10,165,715)	238,183	(9,927,532)
Compañía Energética Do Ceará S.A.	Separate	268,129,640	669,313,258	937,442,898	167,577,487	341,179,908	428,685,503	937,442,898	876,944,301	(606,422,198)	270,522,103	171,230,201	117,379,884	(68,220,958)	49,158,926	8,091,449	57,250,375	6,084,384	63,334,759
EN-Brasil Comercio e Servicios S.A.	Separate	6,136,466	1,893,079	8,029,545	5,162,409	2,266,733	600,403	8,029,545	5,537,295	(2,649,496)	2,887,799	611,350	508,118	262,046	770,164	(754,491)	15,673	56,856	72,529
Ampla Energía E Servicios S.A.	Separate	320,891,004	1,104,657,097	1,425,548,101	215,091,583	589,157,241	621,299,277	1,425,548,101	1,092,281,884	(707,301,383)	384,980,501	257,576,731	183,845,670	(106,657,268)	77,188,402	(26,650,546)	50,537,856	6,281,883	56,819,739
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	254,295,501	922,713,629	1,177,009,130	337,839,513	358,873,769	480,295,848	1,177,009,130	982,770,698	(547,593,754)	435,176,944	336,375,500	261,975,074	(26,624,088)	235,397,500	(82,240,147)	153,157,353	(49,593,528)	103,563,825
Inversora Codensa S.A.	Separate	853	72	925	86	—	839	925	—	—	—	(49)	(49)	—	(49)	(8)	(57)	(54)	(111)
Empresa Distribuidora Sur S.A.	Separate	409,109,176	405,106,897	814,216,073	739,412,769	137,796,785	(62,993,481)	814,216,073	371,411,786	(161,995,239)	209,416,547	(37,897,127)	(51,229,198)	(38,408,033)	(89,602,510)	3,792,056	(85,810,454)	(5,608,787)	(91,419,240)
Generalima, S.A.C.	Separate	5,388,518	47,434,910	52,823,428	18,110,685	7,052,044	27,660,699	52,823,428	—	—	—	(1,029,910)	(1,031,105)	(1,029,672)	(1,157,449)	—	(1,157,449)	2,137,860	980,411
Endesa Cemsa, S.A.	Separate	28,225,495	873,712	29,099,207	24,701,137	—	4,398,070	29,099,207	1,280,939	(203,349)	1,077,590	(803,614)	(834,067)	456,221	(377,846)	36,614	(341,232)	(594,259)	(935,491)
Inversora Dock Sud, S.A.	Separate	27,292,922	72,509,102	99,802,024	19,318,481	15,583,458	64,900,085	99,802,024	61,606,091	(34,976,794)	26,629,297	15,187,192	9,464,772	(27,337,694)	(17,833,553)	(6,292,935)	(24,126,488)	6,343,207	(17,783,281)
Eléctrica Cabo Blanco, S.A.C.	Consolidated	43,338,830	80,059,964	123,398,794	13,222,522	47,895,051	62,281,221	123,398,794	50,848,925	(20,916,046)	29,932,879	23,494,631	17,583,296	(5,339,890)	12,252,291	(3,166,090)	9,086,201	4,030,841	13,117,042
Grupo Distrilima	Consolidated	142,931,833	587,886,652	730,818,485	165,061,351	271,208,225	294,548,909	730,818,485	478,694,847	(315,115,521)	163,579,326	119,230,764	90,973,374	(10,281,167)	80,724,117	(20,152,036)	60,572,081	14,254,102	74,826,183
Grupo Enel Brasil	Consolidated	854,733,662	2,303,015,000	3,157,748,662	481,334,130	959,822,163	1,716,592,369	3,157,748,662	2,269,559,959	(1,405,383,543)	864,176,416	598,417,264	442,290,345	(145,647,045)	296,643,299	(85,139,697)	211,503,602	23,085,739	234,589,342
Grupo Generandes Peru	Consolidated	121,446,538	816,077,565	937,524,103	95,676,185	275,049,420	566,798,498	937,524,103	353,794,700	(133,734,610)	220,060,090	184,762,435	141,157,719	(7,267,237)	140,375,290	(29,025,176)	111,350,114	23,873,097	135,223,211
Grupo Endesa Argentina	Consolidated	56,074,841	297,050,238	353,125,079	140,459,888	101,749,459	110,915,732	353,125,079	105,265,323	(15,204,196)	90,061,127	45,630,444	27,960,381	49,186,700	77,616,469	(21,104,876)	56,511,593	(5,660,609)	50,850,984
Discontinued Operations:
Chilectra S.A.	Consolidated	300,765,618	1,240,468,967	1,541,234,585	244,981,389	72,612,724	1,223,640,472	1,541,234,585	1,127,892,544	(855,757,751)	272,134,793	181,011,575	152,857,560	5,623,543	186,967,506	(36,244,349)	150,723,157	(3,602,592)	147,120,565
Inmobiliaria Manso de Velasco Ltda.	Consolidated	47,631,734	12,103,210	59,734,944	3,605,662	526,608	55,602,674	59,734,944	12,596,339	(2,146,800)	10,449,539	5,567,964	5,359,685	587,792	27,044,615	(1,232,550)	25,810,957	(39,600)	25,771,357
ICT Servicios Informáticos Ltda.	Separate	2,214,084	555,542	2,769,626	3,005,476	1,069,158	(1,305,008)	2,769,626	4,978,226	—	4,978,226	(1,498,309)	(1,541,569)	68,519	(1,473,050)	229,202	(1,243,848)	(162,551)	(1,406,399)
Empresa Nacional de Electricidad S.A.	Separate	560,876,230	3,507,579,867	4,068,456,097	773,846,300	917,950,372	2,376,659,425	4,068,456,097	1,180,478,031	(1,062,428,719)	118,049,312	17,064,677	(135,048,532)	(83,048,732)	164,538,279	5,198,626	169,736,905	(101,261,071)	68,475,835
Empresa Eléctrica Pehuenche S.A.	Separate	75,414,557	209,069,274	284,483,831	59,142,217	53,952,811	171,388,803	284,483,831	227,886,302	(34,362,209)	193,524,093	188,824,599	180,521,784	955,150	181,476,935	(51,863,681)	129,613,254	(51,043)	129,562,210
Compañía Eléctrica Tarapacá S.A.	Separate	77,067,775	450,573,978	527,641,753	110,849,007	30,918,614	385,874,132	527,641,753	318,959,142	(196,105,061)	122,854,081	107,687,954	91,702,959	18,891,133	110,594,093	(27,733,975)	82,860,118	(604)	82,859,513
Soc. Concesionaria Túnel El Melón S.A.	Separate	19,183,735	7,107,942	26,291,677	3,709,123	1,789,703	20,792,851	26,291,677	10,484,435	(3,751)	10,480,684	9,152,206	6,547,832	82,925	6,630,757	(298,947)	6,331,810	(12,156)	6,319,654
Grupo Endesa Chile	Consolidated	1,038,057,559	6,199,614,342	7,237,671,901	1,392,737,593	2,321,047,965	3,523,886,343	7,237,671,901	2,446,534,314	(1,119,458,198)	1,327,076,116	1,094,981,140	875,320,583	(68,781,874)	857,125,255	(238,152,509)	618,972,747	(103,941,898)	515,030,849
Grupo Inversiones GasAtacama Holding Ltda.	Consolidated	197,276,197	216,893,717	414,169,914	29,892,670	48,748,663	335,528,581	414,169,914	179,474,707	(99,313,387)	80,161,320	59,020,205	46,178,851	(4,406,559)	41,772,291	(21,542,230)	20,230,061	51,288,697	71,518,759
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

- On January 29, 2016, Endesa Chile informed as a Significant Event that on January 28, 2016, pursuant to the agreements approved at the Extraordinary Shareholders’ Meeting (“ESM”) of Endesa Chile held on December 18, 2015, the Board of Directors of Endesa Chile was informed that the condition precedent for the spin-off Enersis to be effective was met and, consequently, it was issued the public deed entitled “Public Deed of Compliance of the Condition of the Spin-Off of Empresa Nacional de Electricidad S.A.” which established that the condition precedent has been met on January 29, 2016.

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

The accompanying notes are an integral part of these consolidated financial statements

APPENDIX 1 ENERSIS AMÉRICAS GROUP ENTITIES:

This appendix is part of Note 2.4, “Subsidiaries.”

It presents the Group’s percentage of control in each company.

Taxpayer ID No. (RUT)	Company (in alphabetical order)	Currency	Percentage of control as of 12/31/2015			Percentage of control as of 12/31/2014			Type of Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total
96.773.290-7	Aguas Santiago Poniente S.A. (5)	Chilean peso	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Sanitation services
Foreign	Ampla Energía E Serviços S.A.	Brazilian real	13.68%	85.95%	99.63%	13.68%	85.95%	99.63%	Subsidiary	Brazil	Electric energy production, transportation and distribution
Foreign	Atacama Finance Co (3)	U.S. dollar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Cayman Islands	Finance company
Foreign	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian real	0.00%	99.61%	99.61%	0.00%	99.61%	99.61%	Subsidiary	Brazil	Generation and sale of electricity
Foreign	Central Dock Sud, S.A.	Argentine peso	0.00%	69.99%	69.99%	0.00%	69.99%	69.99%	Subsidiary	Argentina	Electric energy generation, transmission and distribution
76.003.204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
Foreign	Central Generadora Termoeléctrica Fortaleza S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Development of a thermoelectric project
99.573.910-0	Chilectra Inversud S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Portfolio company
96.800.570-7	Chilectra S.A.	Chilean peso	99.08%	0.01%	99.09%	99.08%	0.01%	99.09%	Subsidiary	Chile	Ownership interest in companies of any nature
Foreign	Chinango S.A.C.	Peruvian nuevo sol	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Electric energy generation, sales and distribution
Foreign	Compañía de Interconexión Energética S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Electric energy production, transportation and distribution
Foreign	Compañía de Transmisión del Mercosur S.A.	Argentine peso	0.00%	99.99%	99.99%	0.00%	99.99%	99.99%	Subsidiary	Argentina	Electric energy production, transportation and distribution
Foreign	Compañía Distribuidora y Comercializadora de energía S.A. (7)	Colombian peso	21.14%	36.01%	57.15%	21.14%	36.01%	57.15%	Subsidiary	Colombia	Electric energy distribution and sales
96.770.940-9	Compañía Eléctrica Tarapacá S.A.	Chilean peso	3.78%	96.21%	99.99%	3.78%	96.21%	99.99%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Compañía Energética Do Ceará S.A.	Brazilian real	15.18%	58.87%	74.05%	15.18%	58.87%	74.05%	Subsidiary	Brazil	Complete electric energy cycle
96.764.840-K	Constructora y Proyectos Los Maitenes S.A. (5)	Chilean peso	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Construction and facilities
Foreign	Distrilec Inversora S.A.	Argentine peso	27.19%	24.31%	51.50%	27.19%	24.31%	51.50%	Subsidiary	Argentina	Portfolio company
Foreign	Edegel S.A.A	Peruvian nuevo sol	0.00%	83.60%	83.60%	0.00%	83.60%	83.60%	Subsidiary	Peru	Electric energy generation, sales and distribution
Foreign	Electrica Cabo Blanco, S.A.C.	Peruvian nuevo sol	80.00%	20.00%	100.00%	80.00%	20.00%	100.00%	Subsidiary	Peru	Portfolio company
Foreign	Emgesa S.A. E.S.P. (7)	Colombian peso	21.60%	34.83%	56.43%	21.60%	34.83%	56.43%	Subsidiary	Colombia	Electric energy generation
Foreign	Emgesa Panama S.A. (7)	U.S. dollar	0.00%	56.43%	56.43%	0.00%	56.43%	56.43%	Subsidiary	Panama	Purchase/sale of electric energy
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A	Peruvian nuevo sol	24.00%	51.68%	75.68%	24.00%	51.68%	75.68%	Subsidiary	Peru	Electric energy distribution and sales
Foreign	Empresa Distribuidora Sur S.A.	Argentine peso	16.02%	83.43%	99.45%	16.02%	83.43%	99.45%	Subsidiary	Argentina	Electric energy distribution and sales
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete energy cycle and related supplies
Foreign	Empresa Eléctrica de Piura, S.A.	Peruvian nuevo sol	0.00%	96.50%	96.50%	0.00%	96.50%	96.50%	Subsidiary	Peru	Electric energy production (thermal and natural gas)
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	0.00%	92.65%	92.65%	0.00%	92.65%	92.65%	Subsidiary	Chile	Complete electric energy cycle
91.081.000-6	Empresa Nacional de Electricidad S.A	Chilean peso	59.98%	0.00%	59.98%	59.98%	0.00%	59.98%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Endesa Argentina S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Enel Brasil S.A.	Brazilian real	50.09%	49.91%	100.00%	50.09%	49.91%	100.00%	Subsidiary	Brazil	Portfolio company
Foreign	Endesa Cemsa S.A.	Argentine peso	55.00%	45.00%	100.00%	55.00%	45.00%	100.00%	Subsidiary	Argentina	Wholesale purchase and sale of electric energy

The accompanying notes are an integral part of these consolidated financial statements

Taxpayer ID No. (RUT)	Company ( in alphabetical order)	Currency	Ownership Interest as of 12/31/2015			Ownership Interest as of 12/31/2014			Type of Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total
Foreign	Central Costanera S.A.	Argentine peso	0.00%	75.68%	75.68%	0.00%	75.68%	75.68%	Subsidiary	Argentina	Electric energy generation and sales
Foreign	En-Brazil Comercio e Servicios S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Services in general for the electricity and other sectors
Foreign	Eólica Fazenda Nova-Geracao e Comercializacao de Energia S.A.	Brazilian real	0.00%	99.95%	99.95%	0.00%	99.95%	99.95%	Subsidiary	Brazil	Energy generation, transmission, distribution and sales
Foreign	Energex Co (3)	U.S. dollar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Cayman Islands	Portfolio company
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1)	U.S. dollar	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Natural gas transportation
9.830.980-3	GasAtacama S.A.	U.S. dollar	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Exploitation, generation, transmission and distribution of electric energy and natural gas
78.932.860-9	GasAtacama Chile S.A.	U.S. dollar	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Company management
77.032.280-4	Gasoducto TalTal S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Natural gas transportation, sale and distribution
78.952.420-3	Gasoducto Atacama Argentina S.A.	U.S. dollar	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Natural gas exploitation and transportation
Foreign	Generalima, S.A.C.	Peruvian nuevo sol	100.00%	0.00%	100.00%	100.00%	0.00%	100.00%	Subsidiary	Peru	Portfolio company
Foreign	Generandes Peru S.A. (2)	Peruvian nuevo sol	39.00%	61.00%	100.00%	39.00%	61.00%	100.00%	Subsidiary	Peru	Portfolio company
76.676.750-8	GNL Norte S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Energy and fuel production, transportation and distribution
Foreign	Hidroeléctrica El Chocón S.A.	Argentine peso	0.00%	67.67%	67.67%	0.00%	67.67%	67.67%	Subsidiary	Argentina	Electric energy production and sales
Foreign	Hidroinvest S.A.	Argentine peso	0.00%	96.09%	96.09%	0.00%	96.09%	96.09%	Subsidiary	Argentina	Portfolio company
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda. (4)	Chilean peso	99.00%	1.00%	100.00%	99.00%	1.00%	100.00%	Subsidiary	Chile	Information Technology services
Foreign	Ingendesa do Brazil Ltda.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Project engineering consulting
79.913.810-7	Inmobiliaria Manso de Velasco Ltda. (4)	Chilean peso	99.99%	0.00%	99.99%	99.99%	0.00%	99.99%	Subsidiary	Chile	Construction and works
Foreign	Inversiones Distrilima S.A.	Peruvian nuevo sol	34.99%	50.21%	85.20%	34.99%	50.21%	85.20%	Subsidiary	Peru	Portfolio company
Foreign	Inversora Dock Sud, S.A.	Argentine peso	57.14%	0.00%	57.14%	57.14%	0.00%	57.14%	Subsidiary	Argentina	Portfolio company
Foreign	Inversora Codensa S.A.S.	Colombian peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Colombia	Investment in domestic public energy services
96.800.460-3	Luz Andes Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Energy and fuel transportation, distribution and sales
96.905.700-K	Progas S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Purchase, production, transportation and commercial distribution of natural gas
77.047.280-6	Sociedad Agrícola de Cameros Ltda.	Chilean peso	0.00%	57.50%	57.50%	0.00%	57.50%	57.50%	Subsidiary	Chile	Financial investments
96.671.,360-7	Sociedad Concesionaria Túnel El Melón S.A. (6)	Chilean peso	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Execution, construction and operation of the El Melón tunnel
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Colombia	Investment, construction and maintenance of public or private wharves and ports
Foreign	Southern Cone Power Argentina S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Transportadora de Energía S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Electric energy production, transportation and distribution

(1)	On April 22, 2014, Endesa Chile acquired the remaining 50% equity interest in Inversiones GasAtacama Holding Limitada, (See Note 6).
(2)	On September 3, 2014, Enersis Américas acquired 100% ownership interest of Inkia Holdings (Acter) Limited, Southern Cone Power Ltd., Latin American Holding I Ltd., Latin American Holding II Ltd. and Southern Cone Power Peru S.A.A.. On December 31, 2014, Inkia Holdings was merged with Generandes Peru S.A., with the latter absorbing entities of Inkia Group.
(3)	On September 17, 2014, Atacama Finance Co and Energex Co were dissolved.
(4)	On December 31, 2014, Inmobiliaria Manso de Velasco was merged with ICT, the latter being the legal successor company under the name of Servicios Informáticos e Inmobiliarios Ltda.
(5)	On 30 December 2014, the companies Aguas Santiago Poniente SA and Constructora y Proyectos los Maitenes SA were sold.
(6)	On January 9, 2015, Sociedad Concesionaria Túnel el Melón S.A. was sold (See Note 2.4.1)
(7)	See Note 2.4.2

The accompanying notes are an integral part of these consolidated financial statements

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION:

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation”.

Incorporation into the scope of consolidation:

Company	Ownership Interest				Ownership Interest
	December 31, 2015				December 31, 2014
	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method
Inversiones GasAtacama Holding Ltda.	—	—	—	—	—	100.00%	100.00%	Full integration
Atacama Finance Co. (1)	—	—	—	—	—	—	—	Full integration
Energex Co. (1)	—	—	—	—	—	—	—	Full integration
GasAtacama S.A.	—	—	—	—	—	100.00%	100.00%	Full integration
GasAtacama Chile S.A.	—	—	—	—	—	100.00%	100.00%	Full integration
Gasoducto TalTal S.A.	—	—	—	—	—	100.00%	100.00%	Full integration
Gasoducto Atacama Argentina S.A.	—	—	—	—	—	100.00%	100.00%	Full integration
GNL Norte S.A.	—	—	—	—	—	100.00%	100.00%	Full integration
Progas S.A.	—	—	—	—	—	100.00%	100.00%	Full integration

See Note 2.4.1.

(1)	On 17 September 2014, Atacama Finance Co and Energex Co were dissolved.

Companies eliminated from the scope of consolidation:

Company	Ownership Interest				Ownership Interest
	December 31, 2015				December 31, 2014
	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method
Aguas Santiago Poniente S.A.	—	—	—	—	—	78.88%	78.88%	Full integration
Constructora y Proyectos Los Maitenes S.A.	—	—	—	—	—	55.00%	55.00%	Full integration
Sociedad Concesionaria Túnel El Melón S.A.	—	100.00%	100.00%	Full integration	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements

APPENDIX 3 ASSOCIATED COMPANIES AND JOINT VENTURES:

This appendix is part of Note 3.i, “Investments accounted for using the equity method”.

Taxpayer ID No. (RUT)	Company (in alphabetical order)	Currency	Ownership Interest as of 12/31/2015			Ownership Interest as of 12/31/2014			Type of Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total
96.806.130-5	Electrogas S.A.	U.S. dollar	0.00%	42.50%	42.50%	0.00%	42.50%	42.50%	Associate	Chile	Portfolio company
76.418.940-K	GNL Chile S.A.	Chilean peso	0.00%	33.33%	33.33%	0.00%	33.33%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
76.788.080-4	GNL Quintero S.A.	U.S. dollar	0.00%	20.00%	20.00%	0.00%	20.00%	20.00%	Associate	Chile	Development, design and supply of liquid natural gas regasifying terminal
Foreign	Sacme S.A.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Associate	Argentina	Monitoring and Control of an Electric System
Foreign	Yacylec S.A.	Argentine peso	22.22%	0.00%	22.22%	22.22%	0.00%	22.22%	Associate	Argentina	Electric energy transportation
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
76.041.891-9	Aysén Transmisión S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
76.091.595-5	Aysén Energía S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
Foreign	Distribuidora Eléctrica de Cundinamarca S.A.	Colombian peso	0.00%	49.00%	49.00%	0.00%	49.00%	49.00%	Joint venture	Colombia	Electric energy distribution and sales
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombian peso	0.00%	49.00%	49.00%	0.00%	49.00%	49.00%	Joint venture	Colombia	Electric energy distribution and sales
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Electric energy transportation and distribution
Foreign	Central Termica Manuel Belgrano	Argentine peso	0.00%	25.60%	25.60%	0.00%	25.60%	25.60%	Associate	Argentina	Electric energy generation and sales
Foreign	Central Térmica San Martin	Argentine peso	0.00%	25.60%	25.60%	0.00%	25.60%	25.60%	Associate	Argentina	Electric energy generation and sales
Foreign	Central Vuelta Obligada S.A.	Argentine peso	0.00%	40.90%	40.90%	0.00%	40.90%	40.90%	Associate	Argentina	Electric energy generation and sales

The accompanying notes are an integral part of these consolidated financial statements

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT:

This appendix is part of Note 20, “Other financial liabilities.” The following tables present the contractual undiscounted cash flows by type of financial debt:

a) Bank borrowings

Summary of bank borrowings by currency and maturity

Country	Currency	Nominal Interest Rate	Current			Non-current						Current				Non-current Maturity
			Maturity		Total Current as of 12/31/2015	Maturity					Total Non- current as of 12/31/2015	Maturity		Total Current as of 12/31/2014	One to two years				More than five years	Total Non- current as of at 12/31/2014
			One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years		One to three months	Three to twelve months			Two to three years	Three to four years	Four to five years
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	5.98%	—	—	—	—	—	—	—	—	—	20,269	1,020,576	1,040,845	—	—	—	—	—	—
Chile	Ch$	0.00%	—	—	—	—	—	—	—	—	—	714	—	714	—	—	—	—	—	—
Peru	US$	2.40%	26,707,131	3,241,137	29,948,268	4,229,306	19,295,795	299,648	—	—	23,824,749	2,914,574	9,996,364	12,910,938	40,274,383	18,781,256	16,391,794	256,394	—	75,703,827
Peru	Peruvian nuevo sol	5.20%	12,864,568	1,001,767	13,866,335	3,285,202	23,309,058	—	—	—	26,594,260	326,274	978,819	1,305,093	1,305,094	3,209,741	22,772,683	—	—	27,287,518
Argentina	US$	13.13%	3,901,216	—	3,901,216	—	—	—	—	—	—	2,808,939	12,054,341	14,863,280	1,039,398	—	—	—	—	1,039,398
Argentina	Ar$	37.06%	2,290,653	6,194,569	8,485,222	1,162,844	—	—	—	—	1,162,844	8,287,625	12,035,817	20,323,442	7,968,912	188,784	—	—	—	8,157,696
Colombia	CP	14.53%	35,832,030	84,128,905	119,960,935	43,831,876	12,832,869	12,194,900	11,556,930	30,842,974	111,259,549	1,401,291	4,203,875	5,605,166	10,766,379	15,367,075	14,619,719	13,872,363	48,015,897	102,641,433
Brazil	Real	6.46%	12,842,515	24,480,763	37,323,278	42,171,314	37,904,161	33,637,009	—	—	113,712,484	1,856,705	5,570,115	7,426,820	7,426,820	27,647,361	25,171,755	22,696,148	—	82,942,084

			94,438,113	119,047,141	213,485,254	94,680,542	93,341,883	46,131,557	11,556,930	30,842,974	276,553,886	17,616,391	45,859,907	63,476,298	68,780,986	65,194,217	78,955,951	36,824,905	48,015,897	297,771,956

The accompanying notes are an integral part of these consolidated financial statements

Identification of bank borrowings by company

Tax ID Number	Company	Country	Financial Institution	Currency		Effective interest rate	Nominal interest rate	December 31, 2015									December 31, 2014
								Current			Non-current						Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non -current
Foreign	Ampla Energía S.A.	Brazil	Banco do Brasil		Real	13.58%	13.71%	816,511	2,449,533	3,266,044	11,051,818	9,963,136	8,874,455	—	—	29,889,409	831,094	2,493,282	3,324,376	3,324,376	13,139,191	12,031,066	10,922,940	—	39,417,573
Foreign	CGTF S.A.	Brazil	IFC - C	US$		12.18%	12.32%	—	—	—	—	—	—	—	—	—	132	—	132	—	—	—	—	—	—
Foreign	Chinango S.A.C.	Peru	Banco Scotiabank	US$		3.98%	3.96%	—	—	—	—	—	—	—	—	—	353,913	1,051,014	1,404,927	1,376,324	1,347,722	15,345,293	—	—	18,069,339
Foreign	Chinango S.A.C.	Peru	Banco de Credito del Peru	US$		2.17%	2.06%	296,974	884,973	1,181,947	1,166,085	18,073,119	—	—	—	19,239,204	—	—	—	—	—	—	—	—	—
Foreign	Chinango S.A.C.	Peru	Bank Of Nova Scotia	US$		3.25%	3.07%	468,030	1,384,969	1,852,999	1,802,011	—	—	—	—	1,802,011	411,404	1,217,828	1,629,232	1,585,546	1,541,859	—	—	—	3,127,405
Foreign	Chinango S.A.C.	Peru	Bank Of Nova Scotia	US$		3.48%	3.40%	328,549	971,195	1,299,744	1,261,210	1,222,676	299,648	—	—	2,783,534	289,876	857,071	1,146,947	1,113,465	1,079,983	1,046,501	256,394	—	3,496,343
Foreign	Codensa	Colombia	Citibank Colombia	$	Col	4.40%	4.32%	—	—	—	—	—	—	—	—	—	1,025,611	3,076,833	4,102,444	4,102,444	14,508,170	13,140,689	11,773,208	—	43,524,511
Foreign	Coelce S.A.	Brazil	Banco Itaú Brasil		Real	14.39%	14.68%	980,672	2,942,017	3,922,689	12,030,283	10,722,720	9,415,157	—	—	32,168,160	—	—	—	—	—	—	—	—	—
Foreign	Coelce S.A.	Brazil	Banco do Brasil		Real	13.72%	13.97%	1,870,908	19,089,213	20,960,121	19,089,213	17,218,305	15,347,397	—	—	51,654,915	—	—	—	—	—	—	—	—	—
Foreign	Coelce S.A.	Brazil	Banco Santander		Real	13.80%	15.76%	9,174,424	—	9,174,424	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Edegel S.A.A	Peru	Banco Continental	US$		3.44%	3.36%	—	—	—	—	—	—	—	—	—	1,807,054	6,713,471	8,520,525	14,284,700	14,811,692	—	—	—	29,096,392
Foreign	Edegel S.A.A	Peru	Bank Nova Scotia	US$		1.08%	1.06%	25,613,578	—	25,613,578	—	—	—	—	—	—	52,327	156,980	209,307	21,914,348	—	—	—	—	21,914,348
Foreign	Edelnor S.A.A.	Peru	Banco de Interbank		Peruvian nuevo sol	6.90%	6.73%	35,470	106,410	141,880	2,091,393	—	—	—	—	2,091,393	34,654	103,961	138,615	138,615	2,043,262	—	—	—	2,181,877
Foreign	Edelnor S.A.A.	Peru	Banco de Interbank		Peruvian nuevo sol	5.83%	5.71%	63,633	190,899	254,532	254,532	4,409,519	—	—	—	4,664,051	62,168	186,505	248,673	248,674	248,674	4,308,038	—	—	4,805,386
Foreign	Edelnor S.A.A.	Peru	Banco Continental		Peruvian nuevo sol	5.10%	5.01%	39,574	118,722	158,296	158,296	3,185,312	—	—	—	3,343,608	38,673	116,018	154,691	154,691	154,691	3,112,021	—	—	3,421,403
Foreign	Edelnor S.A.A.	Peru	Banco Continental		Peruvian nuevo sol	5.10%	5.01%	65,973	197,919	263,892	263,892	5,308,880	—	—	—	5,572,772	64,454	193,361	257,815	257,815	257,815	5,186,700	—	—	5,702,330
Foreign	Edelnor S.A.A.	Peru	Banco Continental		Peruvian nuevo sol	5.10%	5.01%	63,317	189,952	253,269	253,269	5,096,497	—	—	—	5,349,766	61,860	185,579	247,439	247,438	247,438	4,979,205	—	—	5,474,081
Foreign	Edelnor S.A.A.	Peru	Banco Continental		Peruvian nuevo sol	5.10%	5.01%	65,955	197,865	263,820	263,820	5,308,850	—	—	—	5,572,670	64,465	193,395	257,860	257,861	257,861	5,186,719	—	—	5,702,441
Foreign	Edelnor S.A.A.	Peru	Banco de Interbank		Peruvian nuevo sol	4.67%	4.59%	12,530,646	—	12,530,646	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Edesur S.A.	Argentina	Banco Ciudad de Buenos Aires	$	Arg	34.64%	30.07%	—	—	—	—	—	—	—	—	—	1,216,089	2,519,698	3,735,787	—	—	—	—	—	—
Foreign	Edesur S.A.	Argentina	Banco Provincia de Buenos Aires	$	Arg	35.36%	30.67%	85,423	—	85,423	—	—	—	—	—	—	457,020	—	457,020	—	—	—	—	—	—
Foreign	Edesur S.A.	Argentina	Banco Itaú Argentina	$	Arg	38.20%	32.79%	—	—	—	—	—	—	—	—	—	249,211	658,584	907,795	—	—	—	—	—	—
Foreign	Edesur S.A.	Argentina	Banco Santander Río	$	Arg	29.74%	26.91%	—	—	—	—	—	—	—	—	—	810,407	750,273	1,560,680	—	—	—	—	—	—
Foreign	Edesur S.A.	Argentina	Banco Santander Río	$	Arg	45.20%	37.88%	184,364	277,164	461,528	—	—	—	—	—	—	576,612	—	576,612	—	—	—	—	—	—
Foreign	Edesur S.A.	Argentina	ICBC Argentina	$	Arg	34.06%	29.50%	—	—	—	—	—	—	—	—	—	310,712	—	310,712	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Banco Corpbanca	$	Col	8.39%	8.22%	—	—	—	—	—	—	—	—	—	373,517	1,120,552	1,494,069	2,847,830	4,052,184	3,852,974	3,653,765	12,622,968	27,029,721
Foreign	Emgesa S.A. E.S.P.	Colombia	BBVA Colombia	$	Col	8.27%	8.11%	894,845	6,064,899	6,959,744	9,982,170	9,504,920	9,027,670	8,550,419	22,787,755	59,852,934	1,027,774	3,083,323	4,111,097	7,918,549	11,314,891	10,766,745	10,218,598	35,392,929	75,611,712
Foreign	Emgesa S.A. E.S.P.	Colombia	Banco de Bogota	$	Col	8.30%	8.14%	301,348	2,105,951	2,407,299	3,488,668	3,327,949	3,167,230	3,006,511	8,055,219	21,045,577	—	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	AV VILLAS	$	Col	6.06%	5.93%	11,145,579	—	11,145,579	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Citibank Colombia	$	Col	5.57%	6.01%	5,233,163	—	5,233,163	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	BBVA Colombia	$	Col	6.30%	6.16%	438,046	28,712,649	29,150,695	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Banco de Bogota	$	Col	6.84%	6.66%	13,683,505	—	13,683,505	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Banco de Crédito del Peru	$	Col	5.87%	5.70%	295,055	20,873,617	21,168,672	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Banco de Crédito del Peru	$	Col	5.93%	5.76%	198,385	13,892,621	14,091,006	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Banco de Crédito del Peru	$	Col	5.65%	5.50%	149,881	10,882,356	11,032,237	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	The Bank Of Tokyo	$	Col	7.02%	6.90%	532,271	1,596,812	2,129,083	30,361,038	—	—	—	—	30,361,038	—	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Banco Davivienda	$	Col	6.30%	6.15%	2,959,952	—	2,959,952	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign	Endesa Argentina S.A.	Argentina	Citibank	$	Arg	34.23%	32.75%	29,771	445,358	475,129	—	—	—	—	—	—	749,636	—	749,636	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	B.N.P. Paribas	US$		6.32%	5.98%	—	—	—	—	—	—	—	—	—	20,269	1,020,576	1,040,845	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	Banco Santander	Ch$		6.00%	6.00%	—	—	—	—	—	—	—	—	—	582	—	582	—	—	—	—	—	—
Foreign	Central Costanera S.A.	Argentina	Banco Galicia	$	Arg	51.46%	42.24%	214,270	583,114	797,384	276,664	—	—	—	—	276,664	308,554	836,632	1,145,186	990,314	—	—	—	—	990,314
Foreign	Central Costanera S.A.	Argentina	Banco Itaú Argentina	$	Arg	55.07%	44.68%	80,256	225,731	305,987	128,627	—	—	—	—	128,627	119,500	337,442	456,942	390,884	27,716	—	—	—	418,600
Foreign	Central Costanera S.A.	Argentina	Banco Santander Río	$	Arg	44.16%	37.14%	50,253	140,581	190,834	79,542	—	—	—	—	79,542	70,593	200,874	271,467	236,632	17,012	—	—	—	253,644
Foreign	Central Costanera S.A.	Argentina	Banco Supervielle	$	Arg	49.96%	41.21%	81,254	224,941	306,195	125,511	—	—	—	—	125,511	112,554	319,053	431,607	372,729	26,615	—	—	—	399,344
Foreign	Central Costanera S.A.	Argentina	Citibank	$	Arg	45.10%	37.81%	263,796	734,081	997,877	412,453	—	—	—	—	412,453	347,807	998,639	1,346,446	1,199,174	87,541	—	—	—	1,286,715
Foreign	Central Costanera S.A.	Argentina	Credit Suisse International	US$		14.84%	13.92%	1,214,284	—	1,214,284	—	—	—	—	—	—	122,704	2,324,204	2,446,908	1,039,398	—	—	—	—	1,039,398
Foreign	Central Costanera S.A.	Argentina	ICBC Argentina	$	Arg	51.97%	42.59%	89,832	249,669	339,501	140,047	—	—	—	—	140,047	132,215	371,509	503,724	425,630	29,900	—	—	—	455,530
Foreign	H. El Chocón S.A.	Argentina	Deutsche Bank	US$		13.50%	12.86%	1,339,210	—	1,339,210	—	—	—	—	—	—	1,331,375	4,844,938	6,176,313	—	—	—	—	—	—
Foreign	H. El Chocón S.A.	Argentina	Standard Bank	US$		13.50%	12.86%	673,817	—	673,817	—	—	—	—	—	—	667,376	2,425,364	3,092,740	—	—	—	—	—	—
Foreign	H. El Chocón S.A.	Argentina	Banco Itau	US$		13.50%	12.86%	673,905	—	673,905	—	—	—	—	—	—	687,484	2,459,835	3,147,319	—	—	—	—	—	—
Foreign	H. El Chocón S.A.	Argentina	Banco Macro	$	Arg	34.46%	31.10%	75,083	1,113,612	1,188,695	—	—	—	—	—	—	1,522,852	—	1,522,852	—	—	—	—	—	—
Foreign	H. El Chocón S.A.	Argentina	Banco Santander -Sindicado IV	$	Arg	40.59%	35.54%	266,203	516,165	782,368	—	—	—	—	—	—	306,765	1,185,867	1,492,632	1,023,289	—	—	—	—	1,023,289
Foreign	H. El Chocón S.A.	Argentina	Banco Itau- Sindicado IV	$	Arg	40.59%	35.54%	241,619	464,727	706,346	—	—	—	—	—	—	273,493	1,057,510	1,331,003	912,706	—	—	—	—	912,706
Foreign	H. El Chocón S.A.	Argentina	Banco Galicia - Sindicado IV	$	Arg	40.59%	35.54%	228,411	442,424	670,835	—	—	—	—	—	—	262,403	1,014,727	1,277,130	875,846	—	—	—	—	875,846
Foreign	H. El Chocón S.A.	Argentina	Banco Hipotecario -Sindicado IV	$	Arg	40.59%	35.54%	73,221	144,361	217,582	—	—	—	—	—	—	86,271	335,251	421,522	290,454	—	—	—	—	290,454
Foreign	H. El Chocón S.A.	Argentina	Banco Ciudad -Sindicado IV	$	Arg	40.59%	35.54%	30,708	59,481	90,189	—	—	—	—	—	—	34,894	135,536	170,430	117,383	—	—	—	—	117,383
Foreign	H. El Chocón S.A.	Argentina	ICBC Argentina	$	Arg	40.59%	35.54%	296,189	573,160	869,349	—	—	—	—	—	—	340,037	1,314,222	1,654,259	1,133,871	—	—	—	—	1,133,871

			Totales					94,438,113	119,047,141	213,485,254	94,680,542	93,341,883	46,131,557	11,556,930	30,842,974	276,553,886	17,616,391	45,859,907	63,476,298	68,780,986	65,194,217	78,955,951	36,824,905	48,015,897	297,771,956

The accompanying notes are an integral part of these consolidated financial statements

b) Secured and unsecured liabilities

d. Summary of secured and unsecured liabilities by currency and maturity

Country	Currency	Nominal Interest Rate	Current			Non-current						Current			Non-current
			Maturity		Total Current as of 12/31/2015	Maturity					Total Non- current as of 12/31/2015	Maturity		Total Current as of 12/31/2014	Maturity					Total Non- current as of 12/31/2014
			One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years		One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	7.00%	3,015,734	186,297,709	189,313,443	39,170	39,170	39,170	39,170	843,993	1,000,673	11,857,865	152,626,256	164,484,121	188,522,289	25,581,811	25,581,811	25,581,811	734,182,951	999,450,673
Chile	U.F.	5.75%	654,291	5,230,040	5,884,331	5,728,780	5,564,286	5,390,333	5,206,378	7,441,327	29,331,104	9,168,367	35,341,359	44,509,726	43,719,963	42,919,926	42,109,023	52,020,539	441,830,545	622,599,996
Peru	US$	6.50%	624,775	15,786,095	16,410,870	1,659,369	8,362,538	6,637,571	7,807,914	10,086,341	34,553,733	4,424,492	1,630,232	6,054,724	14,072,738	1,443,269	7,173,013	5,691,115	15,362,941	43,743,076
Peru	Peruvian nuevo sol	6.44%	13,029,793	18,645,206	31,674,999	33,667,892	12,316,415	55,639,169	36,169,256	166,145,520	303,938,252	8,992,510	33,040,637	42,033,147	30,115,012	32,058,804	11,190,625	39,655,619	189,474,327	302,494,387
Colombia	$ Col	15.64%	55,700,572	67,624,004	123,324,576	206,126,573	182,198,785	143,062,230	109,340,794	709,356,051	1,350,084,433	86,056,574	65,385,741	151,442,315	121,885,126	217,675,920	191,934,482	150,687,586	877,507,340	1,559,690,454
Brazil	Real	10.81%	10,784,409	97,033,475	107,817,884	116,967,735	94,643,824	44,934,561	—	—	256,546,120	11,340,152	58,273,250	69,613,402	119,821,286	131,772,248	107,403,868	52,740,514	—	411,737,916

			83,809,574	390,616,529	474,426,103	364,189,519	303,125,018	255,703,034	158,563,512	893,873,232	1,975,454,315	131,839,960	346,297,475	478,137,435	518,136,414	451,451,978	385,392,822	326,377,184	2,258,358,104	3,939,716,502

The accompanying notes are an integral part of these consolidated financial statements

e. Secured and unsecured liabilities by company

Tax ID Number	Company	Country	Financial Institution	Country	Currency	Effective interest rate	Nominal interest rate

Foreign	Ampla Energía S.A.	Brazil	Bonos 1ª Serie 16	Brazil	Real	13.66%	13.75%
Foreign	Ampla Energía S.A.	Brazil	Bonos 1ª Serie 17	Brazil	Real	13.71%	13.89%
Foreign	Ampla Energía S.A.	Brazil	Bonos 1ª Serie 18	Brazil	Real	14.69%	14.91%
Foreign	Ampla Energía S.A.	Brazil	Bonos 2ª Serie 26	Brazil	Real	13.55%	18.97%
Foreign	Ampla Energía S.A.	Brazil	Bonos 2ª Serie 27	Brazil	Real	15.35%	16.89%
Foreign	Ampla Energía S.A.	Brazil	Bonos 2ª Serie 28	Brazil	Real	14.69%	14.91%
Foreign	Codensa	Colombia	B102	Colombia	$ Col	12.03%	11.52%
Foreign	Codensa	Colombia	B103	Colombia	$ Col	12.29%	11.76%
Foreign	Codensa	Colombia	B604	Colombia	$ Col	10.56%	10.17%
Foreign	Codensa	Colombia	Bonos B12-13	Colombia	$ Col	11.50%	11.03%
Foreign	Codensa	Colombia	Bonos B5-13	Colombia	$ Col	10.56%	10.17%
Foreign	Codensa	Colombia	Bonos B7-14	Colombia	$ Col	10.15%	9.78%
Foreign	Coelce S.A.	Brazil	Itaú 1	Brazil	Real	13.77%	13.99%
Foreign	Coelce S.A.	Brazil	Itaú 2	Brazil	Real	17.07%	17.79%
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	Peruvian nuevo sol	6.41%	6.31%
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	Peruvian nuevo sol	6.38%	6.28%
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	US$	6.44%	6.34%
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	US$	7.93%	7.78%
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	US$	7.25%	7.13%
Foreign	Edegel S.A.A	Peru	Banco Scotiabank	Peru	US$	6.73%	6.63%
Foreign	Edegel S.A.A	Peru	Banco Scotiabank	Peru	US$	6.09%	6.00%
Foreign	Edegel S.A.A	Peru	Banco Scotiabank	Peru	US$	5.86%	5.78%
Foreign	Edegel S.A.A	Peru	Banco Scotiabank	Peru	US$	6.57%	6.47%
Foreign	Edelnor S.A.A.	Peru	AFP Horizonte	Peru	Peruvian nuevo sol	7.22%	7.09%
Foreign	Edelnor S.A.A.	Peru	AFP Integra	Peru	Peruvian nuevo sol	8.16%	8.00%
Foreign	Edelnor S.A.A.	Peru	AFP Integra	Peru	Peruvian nuevo sol	8.00%	7.85%
Foreign	Edelnor S.A.A.	Peru	AFP Integra	Peru	Peruvian nuevo sol	5.91%	5.82%
Foreign	Edelnor S.A.A.	Peru	AFP Prima	Peru	Peruvian nuevo sol	6.63%	6.52%
Foreign	Edelnor S.A.A.	Peru	AFP Prima	Peru	Peruvian nuevo sol	6.94%	6.82%
Foreign	Edelnor S.A.A.	Peru	AFP Prima	Peru	Peruvian nuevo sol	7.13%	7.00%
Foreign	Edelnor S.A.A.	Peru	AFP Prima	Peru	Peruvian nuevo sol	7.44%	7.30%
Foreign	Edelnor S.A.A.	Peru	AFP Profuturo	Peru	Peruvian nuevo sol	8.06%	7.91%
Foreign	Edelnor S.A.A.	Peru	FCR-Macrofondo	Peru	Peruvian nuevo sol	5.56%	5.49%
Foreign	Edelnor S.A.A.	Peru	FCR-Macrofondo	Peru	Peruvian nuevo sol	7.03%	6.91%
Foreign	Edelnor S.A.A.	Peru	Fondo -Fosersoe	Peru	Peruvian nuevo sol	8.75%	8.57%
Foreign	Edelnor S.A.A.	Peru	Interseguro Cia de Seguros	Peru	Peruvian nuevo sol	6.28%	6.19%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	6.06%	5.97%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	6.50%	6.40%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	7.06%	6.94%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	5.00%	4.94%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	5.13%	5.06%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	6.75%	6.64%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	7.28%	7.15%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	6.50%	6.40%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	7.38%	7.24%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	6.78%	6.67%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	6.34%	6.25%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	5.84%	5.76%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	6.34%	6.25%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	4.81%	4.76%
Foreign	Edelnor S.A.A.	Peru	Rimac Internacional	Peru	Peruvian nuevo sol	6.13%	6.03%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos A-10	Colombia	$ Col	8.87%	8.59%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos A102	Colombia	$ Col	8.87%	8.59%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos B09-09	Colombia	$ Col	12.67%	12.11%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos B10	Colombia	$ Col	12.54%	11.99%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos B-103	Colombia	$ Col	11.87%	11.87%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos B12	Colombia	$ Col	12.88%	12.30%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos B15	Colombia	$ Col	12.87%	12.29%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos B6-13	Colombia	$ Col	10.91%	10.49%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos B6-14	Colombia	$ Col	10.03%	9.67%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos exterior	Colombia	$ Col	10.17%	10.17%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos quimbo	Colombia	$ Col	10.17%	10.17%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos Quimbo B10	Colombia	$ Col	10.13%	9.77%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos Quimbo B10-14	Colombia	$ Col	10.46%	10.08%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos Quimbo B12-13	Colombia	$ Col	11.71%	11.23%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos Quimbo B15	Colombia	$ Col	10.26%	9.89%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos Quimbo B16-14	Colombia	$ Col	10.81%	10.39%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos Quimbo B6-13	Colombia	$ Col	10.91%	10.49%
Foreign	Emgesa S.A. E.S.P.	Colombia	Bonos Quimbo B6-14	Colombia	$ Col	10.03%	9.67%
91.081.000-6	Endesa Chile S.A.	Chile	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%
91.081.000-6	Endesa Chile S.A.	Chile	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon - 144 - A	E.E.U.U.	US$	8.83%	8.63%
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon - Primera Emisión S-2	E.E.U.U.	US$	7.40%	7.33%
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon - Primera Emisión S-3	E.E.U.U.	US$	8.26%	8.13%
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon - Unica 24296	E.E.U.U.	US$	4.32%	4.25%
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon - Primera Emisión S-1	E.E.U.U.	US$	7.96%	7.88%
94.271.000-3	Enersis S.A.	Chile	Bonos UF 269	Chile	U.F.	7.02%	5.75%
94.271.000-3	Enersis S.A.	Chile	Yankee bonos 2016	E.E.U.U.	US$	7.76%	7.40%
94.271.000-3	Enersis S.A.	Chile	Yankee bonos 2026	E.E.U.U.	US$	7.76%	6.60%

The accompanying notes are an integral part of these consolidated financial statements

Tax ID Number	December 31, 2015
	Current			Non-current
	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
Foreign	369,157	11,002,428	11,371,585	—	—	—	—	—	—
Foreign	635,501	10,359,267	10,994,768	9,723,766	—	—	—	—	9,723,766
Foreign	1,011,209	3,033,627	4,044,836	12,571,319	11,223,040	9,874,762	—	—	33,669,121
Foreign	1,632,773	18,770,248	20,403,021	18,225,996	16,048,964	—	—	—	34,274,960
Foreign	2,737,659	8,212,977	10,950,636	32,485,454	28,835,249	25,185,037	—	—	86,505,740
Foreign	1,011,209	3,033,627	4,044,836	12,571,319	11,223,040	9,874,762	—	—	33,669,121
Foreign	2,285,586	6,856,759	9,142,345	90,513,112	—	—	—	—	90,513,112
Foreign	475,081	1,425,243	1,900,324	1,900,324	19,928,937	—	—	—	21,829,261
Foreign	33,159,237	—	33,159,237	—	—	—	—	—	—
Foreign	1,060,598	3,181,795	4,242,393	4,242,394	4,242,394	4,242,394	4,242,394	64,429,087	81,398,663
Foreign	907,996	2,723,989	3,631,985	3,631,986	44,267,794	—	—	—	47,899,780
Foreign	881,572	2,644,715	3,526,287	3,526,287	3,526,287	3,526,287	3,526,287	44,335,883	58,441,031
Foreign	325,485	10,211,261	10,536,746	—	—	—	—	—	—
Foreign	3,061,416	32,410,040	35,471,456	31,389,881	27,313,531	—	—	—	58,703,412
Foreign	82,046	246,137	328,183	328,182	328,182	328,182	328,182	5,691,198	7,003,926
Foreign	82,320	246,959	329,279	329,279	329,279	5,391,004	—	—	6,049,562
Foreign	105,486	316,458	421,944	421,944	421,944	421,944	421,944	10,086,341	11,774,117
Foreign	105,659	316,978	422,637	422,637	422,637	5,831,097	—	—	6,676,371
Foreign	—	—	—	—	—	—	—	—	—
Foreign	110,163	7,244,456	7,354,619	—	—	—	—	—	—
Foreign	99,770	7,297,112	7,396,882	—	—	—	—	—	—
Foreign	96,133	288,398	384,531	384,530	384,530	384,530	7,385,970	—	8,539,560
Foreign	107,564	322,693	430,257	430,258	7,133,427	—	—	—	7,563,685
Foreign	56,529	3,213,571	3,270,100	—	—	—	—	—	—
Foreign	3,768,393	—	3,768,393	—	—	—	—	—	—
Foreign	5,732,006	—	5,732,006	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	92,940	5,291,865	5,384,805	—	—	—	—	—	—
Foreign	116,196	348,588	464,784	464,783	464,783	464,783	6,548,565	—	7,942,914
Foreign	—	—	—	—	—	—	—	—	—
Foreign	145,245	435,735	580,980	580,980	580,980	580,980	580,980	11,366,149	13,690,069
Foreign	73,305	219,914	293,219	293,219	293,219	4,183,575	—	—	4,770,013
Foreign	—	—	—	—	—	—	—	—	—
Foreign	131,143	393,429	524,572	524,572	524,572	524,572	524,572	9,017,708	11,115,996
Foreign	158,242	474,727	632,969	632,969	632,969	632,969	632,969	17,624,247	20,156,123
Foreign	133,872	401,617	535,489	535,489	535,489	535,489	535,489	16,868,345	19,010,301
Foreign	104,498	313,495	417,993	417,994	417,994	417,994	417,994	10,373,415	12,045,391
Foreign	110,347	331,041	441,388	6,385,839	—	—	—	—	6,385,839
Foreign	67,781	203,343	271,124	4,407,670	—	—	—	—	4,407,670
Foreign	175,558	526,675	702,233	702,233	702,233	702,233	10,866,005	—	12,972,704
Foreign	134,479	403,436	537,915	537,915	537,915	537,915	537,915	14,287,204	16,438,864
Foreign	169,060	507,179	676,239	676,238	676,238	676,238	11,017,735	—	13,046,449
Foreign	230,147	690,441	920,588	920,588	920,588	920,588	920,588	24,598,494	28,280,846
Foreign	352,647	1,057,940	1,410,587	1,410,587	1,410,587	1,410,587	1,410,587	21,265,895	26,908,243
Foreign	197,979	593,936	791,915	791,915	791,915	791,915	791,915	14,457,206	17,624,866
Foreign	303,907	911,720	1,215,627	1,215,627	1,215,627	21,403,513	—	—	23,834,767
Foreign	263,940	791,820	1,055,760	1,055,760	1,055,760	1,055,760	1,055,760	20,595,659	24,818,699
Foreign	122,692	368,075	490,767	10,557,968	—	—	—	—	10,557,968
Foreign	224,521	673,563	898,084	898,085	898,085	15,080,872	—	—	16,877,042
Foreign	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—
Foreign	1,318,361	3,955,083	5,273,444	5,273,444	52,249,218	—	—	—	57,522,662
Foreign	966,592	2,899,777	3,866,369	3,866,370	3,866,370	36,715,143	—	—	44,447,883
Foreign	1,116,102	3,348,305	4,464,407	39,054,871	—	—	—	—	39,054,871
Foreign	551,017	1,653,050	2,204,067	2,204,066	2,204,066	2,204,066	2,204,066	21,473,245	30,289,509
Foreign	344,557	1,033,670	1,378,227	1,378,226	1,378,226	1,378,226	1,378,226	16,871,733	22,384,637
Foreign	258,219	774,658	1,032,877	1,032,878	1,032,878	11,916,341	—	—	13,982,097
Foreign	518,847	1,556,541	2,075,388	2,075,389	2,075,389	2,075,389	25,654,089	—	31,880,256
Foreign	515,898	1,547,693	2,063,591	2,063,591	2,063,591	2,063,591	2,063,591	20,454,156	28,708,520
Foreign	3,707,356	11,122,068	14,829,424	14,829,424	14,829,424	14,829,424	14,829,424	146,988,109	206,305,805
Foreign	1,443,011	4,329,034	5,772,045	5,772,045	5,772,045	5,772,045	5,772,045	79,151,390	102,239,570
Foreign	921,801	2,765,403	3,687,204	3,687,204	3,687,204	3,687,204	3,687,204	54,611,375	69,360,191
Foreign	2,046,250	6,138,749	8,184,999	8,184,998	8,184,998	8,184,998	8,184,998	120,690,336	153,430,328
Foreign	975,333	2,925,998	3,901,331	3,901,331	3,901,331	3,901,331	3,901,331	72,380,849	87,986,173
Foreign	832,281	2,496,844	3,329,125	3,329,126	3,329,126	3,329,126	3,329,126	67,969,888	81,286,392
Foreign	796,647	2,389,940	3,186,587	3,186,587	3,186,587	36,763,745	—	—	43,136,919
Foreign	618,230	1,854,690	2,472,920	2,472,920	2,472,920	2,472,920	30,568,013	—	37,986,773
91.081.000-6	—	—	—	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
91.081.000-6	—	—	—	—	—	—	—	—	—
94.271.000-3	654,291	5,230,040	5,884,331	5,728,780	5,564,286	5,390,333	5,206,378	7,441,327	29,331,104
94.271.000-3	3,005,941	186,268,331	189,274,272	—	—	—	—	—	—
94.271.000-3	9,793	29,378	39,171	39,170	39,170	39,170	39,170	843,993	1,000,673

Total	83,809,574	390,616,529	474,426,103	364,189,519	303,125,018	255,703,034	158,563,512	893,873,232	1,975,454,315

The accompanying notes are an integral part of these consolidated financial statements

Tax ID Number	December 31, 2014
	Current			Non-current
	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Three to four years	More than five years	Total Non- current
Foreign	781,789	14,938,243	15,720,032	14,156,454	—	—	—	—	14,156,454
Foreign	657,480	1,972,439	2,629,919	13,403,776	12,088,817	—	—	—	25,492,593
Foreign	2,077,536	6,232,607	8,310,143	8,310,143	30,018,631	27,248,583	24,478,536	—	90,055,893
Foreign	1,867,488	5,602,465	7,469,953	23,248,180	20,758,200	18,268,216	—	—	62,274,596
Foreign	2,521,703	7,565,110	10,086,813	10,086,813	34,986,514	31,624,249	28,261,978	—	104,959,554
Foreign	—	—	—	—	—	—	—	—	—
Foreign	2,078,386	6,235,159	8,313,545	8,313,545	101,452,870	—	—	—	109,766,415
Foreign	433,414	1,300,241	1,733,655	1,733,654	1,733,654	22,040,062	—	—	25,507,370
Foreign	630,368	1,891,104	2,521,472	37,225,610	—	—	—	—	37,225,610
Foreign	946,989	2,840,966	3,787,955	3,787,954	3,787,954	3,787,954	3,787,954	71,487,573	86,639,389
Foreign	790,923	2,372,770	3,163,693	3,163,694	3,163,694	49,010,829	—	—	55,338,217
Foreign	834,666	2,503,998	3,338,664	3,338,664	3,338,664	3,338,664	3,338,664	52,801,231	66,155,887
Foreign	686,017	13,717,969	14,403,986	13,031,952	—	—	—	—	13,031,952
Foreign	2,748,139	8,244,417	10,992,556	37,583,968	33,920,086	30,262,820	—	—	101,766,874
Foreign	80,157	240,472	320,629	320,629	320,629	320,629	320,629	5,880,850	7,163,366
Foreign	79,761	239,282	319,043	319,042	319,042	319,042	5,265,385	—	6,222,511
Foreign	91,749	275,246	366,995	366,994	366,994	366,994	366,994	9,039,318	10,507,294
Foreign	91,899	275,698	367,597	367,597	367,597	367,597	4,989,668	—	6,092,459
Foreign	3,881,082	—	3,881,082	—	—	—	—	—	—
Foreign	95,816	287,449	383,265	6,296,355	—	—	—	—	6,296,355
Foreign	86,777	260,331	347,108	6,333,114	—	—	—	—	6,333,114
Foreign	93,556	280,669	374,225	374,225	374,225	6,103,969	—	—	6,852,419
Foreign	83,613	250,839	334,452	334,453	334,453	334,453	334,453	6,323,623	7,661,435
Foreign	55,213	165,638	220,851	3,194,800	—	—	—	—	3,194,800
Foreign	60,213	4,083,492	4,143,705	—	—	—	—	—	—
Foreign	75,819	227,458	303,277	3,682,353	—	—	—	—	3,682,353
Foreign	110,739	332,216	442,955	5,600,079	—	—	—	—	5,600,079
Foreign	141,246	8,362,253	8,503,499	—	—	—	—	—	—
Foreign	90,771	272,312	363,083	5,260,818	—	—	—	—	5,260,818
Foreign	67,470	4,085,912	4,153,382	—	—	—	—	—	—
Foreign	113,501	340,502	454,003	454,003	454,003	454,003	454,003	6,397,801	8,213,813
Foreign	5,163,298	—	5,163,298	—	—	—	—	—	—
Foreign	141,902	425,707	567,609	567,609	567,609	567,609	567,609	11,672,179	13,942,615
Foreign	71,597	214,790	286,387	286,387	286,387	286,387	4,087,287	—	4,946,448
Foreign	133,501	6,228,634	6,362,135	—	—	—	—	—	—
Foreign	128,125	384,374	512,499	512,499	512,499	512,499	512,499	9,322,674	11,372,670
Foreign	154,600	463,801	618,401	618,402	618,402	618,402	618,402	14,100,867	16,574,475
Foreign	130,791	392,374	523,165	523,166	523,166	523,166	523,166	13,871,576	15,964,240
Foreign	102,093	306,280	408,373	408,374	408,374	408,374	408,374	10,543,055	12,176,551
Foreign	107,787	323,360	431,147	431,146	6,238,848	—	—	—	6,669,994
Foreign	66,200	198,600	264,800	264,800	4,306,155	—	—	—	4,570,955
Foreign	171,606	514,819	686,425	686,425	686,425	686,425	686,425	10,616,171	13,361,871
Foreign	131,472	394,416	525,888	525,889	525,889	525,889	525,889	13,962,937	16,066,493
Foreign	165,257	495,772	661,029	661,029	661,029	661,029	661,029	10,764,497	13,408,613
Foreign	224,939	674,816	899,755	899,755	899,755	899,755	899,755	24,037,040	27,636,060
Foreign	345,808	1,037,423	1,383,231	1,383,230	1,383,230	1,383,230	1,383,230	22,161,415	27,694,335
Foreign	194,336	583,009	777,345	777,345	777,345	777,345	777,345	14,910,973	18,020,353
Foreign	299,678	899,035	1,198,713	1,198,713	1,198,713	1,198,713	20,916,464	—	24,512,603
Foreign	262,032	786,096	1,048,128	1,048,128	1,048,128	1,048,128	1,048,128	21,232,292	25,424,804
Foreign	122,598	367,794	490,392	490,391	10,323,176	—	—	—	10,813,567
Foreign	—	—	—	—	—	—	—	—	—
Foreign	53,979,516	—	53,979,516	—	—	—	—	—	—
Foreign	10,281,812	—	10,281,812	—	—	—	—	—	—
Foreign	1,213,148	3,639,445	4,852,593	4,852,593	4,852,593	58,216,407	—	—	67,921,593
Foreign	882,562	2,647,687	3,530,249	3,530,250	3,530,250	3,530,250	41,216,421	—	51,807,171
Foreign	982,211	2,946,634	3,928,845	3,928,846	43,805,925	—	—	—	47,734,771
Foreign	509,006	1,527,019	2,036,025	2,036,026	2,036,026	2,036,026	2,036,026	25,961,808	34,105,912
Foreign	316,557	949,671	1,266,228	1,266,228	1,266,228	1,266,228	1,266,228	19,363,519	24,428,431
Foreign	228,103	684,309	912,412	912,412	912,412	912,412	13,233,669	—	15,970,905
Foreign	453,662	1,360,986	1,814,648	1,814,647	1,814,647	1,814,647	1,814,647	28,677,414	35,936,002
Foreign	581,078	1,743,234	2,324,312	2,324,312	2,324,312	2,324,312	2,324,312	25,362,714	34,659,962
Foreign	4,175,756	12,527,267	16,703,023	16,703,023	16,703,023	16,703,023	16,703,023	182,262,097	249,074,189
Foreign	1,246,095	3,738,285	4,984,380	4,984,380	4,984,380	4,984,380	4,984,380	91,102,169	111,039,689
Foreign	816,008	2,448,025	3,264,033	3,264,033	3,264,033	3,264,033	3,264,033	61,737,690	74,793,822
Foreign	1,843,223	5,529,669	7,372,892	7,372,892	7,372,892	7,372,892	7,372,892	134,542,069	164,033,637
Foreign	845,671	2,537,012	3,382,683	3,382,682	3,382,682	3,382,682	3,382,682	77,827,476	91,358,204
Foreign	743,130	2,229,390	2,972,520	2,972,520	2,972,520	2,972,520	2,972,520	72,211,138	84,101,218
Foreign	703,731	2,111,194	2,814,925	2,814,926	2,814,926	2,814,926	40,827,900	—	49,272,678
Foreign	540,559	1,621,676	2,162,235	2,162,235	2,162,235	2,162,235	2,162,235	34,170,442	42,819,382
91.081.000-6	6,203,670	18,611,010	24,814,680	24,814,680	24,814,680	24,814,680	35,548,589	355,689,165	465,681,794
91.081.000-6	2,174,007	11,394,304	13,568,311	12,957,238	12,346,166	11,735,094	11,124,022	73,777,578	121,940,098
91.081.000-6	2,641,806	124,978,079	127,619,885	—	—	—	—	—	—
91.081.000-6	789,495	2,368,484	3,157,979	3,157,979	3,157,979	3,157,979	3,157,979	77,747,246	90,379,162
91.081.000-6	502,137	1,506,412	2,008,549	2,008,549	2,008,549	2,008,549	2,008,549	168,757,572	176,791,768
91.081.000-6	2,621,139	7,863,416	10,484,555	10,484,554	10,484,554	10,484,554	10,484,554	290,965,550	332,903,766
91.081.000-6	2,474,039	7,422,118	9,896,157	9,896,157	9,896,157	9,896,157	9,896,157	195,949,534	235,534,162
94.271.000-3	790,690	5,336,045	6,126,735	5,948,045	5,759,080	5,559,249	5,347,928	12,363,802	34,978,104
94.271.000-3	2,820,606	8,461,818	11,282,424	162,940,478	—	—	—	—	162,940,478
94.271.000-3	8,643	25,929	34,572	34,572	34,572	34,572	34,572	763,049	901,337

Total	131,839,960	346,297,475	478,137,435	518,136,414	451,451,978	385,392,822	326,377,184	2,258,358,104	3,939,716,502

The accompanying notes are an integral part of these consolidated financial statements

c ) Financial lease obligations

Financial lease obligations by company

Tax ID Number	Company	Country	Tax ID Number Creditor	Financial Institution	Country	Currency	Nominal interest rate	December 31, 2015									December 31, 2014
								Current			Non-current						Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
Foreign	Codensa	Colombia	Foreign	Union Temporal Rentacol	Colombia	$ Col	10.80%	104,950	284,704	389,654	309,519	—	—	—	—	309,519	—	—	—	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Mareauto Colombia SAS	Colombia	$ Col	10.08%	3,894	11,011	14,905	14,462	6,468	—	—	—	20,930	—	—	—	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco Corpbanca	Colombia	$ Col	7.27%	24,433	35,543	59,976	25,939	13,636	—	—	—	39,575	—	—	—	—	—	—	—	—	—
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	2.02%	—	—	—	—	—	—	—	—	—	2,250,920	6,692,173	8,943,093	8,781,527	13,384,629	—	—	—	22,166,156
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Peruvian nuevo sol	6.13%	—	—	—	—	—	—	—	—	—	44,072	—	44,072	—	—	—	—	—	—
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Santander Peru	Peru	Peruvian nuevo sol	5.79%	—	—	—	—	—	—	—	—	—	16,329	—	16,329	—	—	—	—	—	—
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Crédito	Peru	Peruvian nuevo sol	5.65%	—	—	—	—	—	—	—	—	—	29,359	19,575	48,934	—	—	—	—	—	—
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco de Interbank	Peru	Peruvian nuevo sol	5.29%	111,240	—	111,240	—	—	—	—	—	—	109,063	326,675	435,738	108,717	—	—	—	—	108,717
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	5.95%	88,396	181,920	270,316	—	—	—	—	—	—	87,951	262,195	350,146	265,456	—	—	—	—	265,456
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	6.00%	81,772	245,252	327,024	—	—	—	—	—	—	81,506	243,250	324,756	321,384	—	—	—	—	321,384
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	5.99%	77,478	232,058	309,536	12,127	—	—	—	—	12,127	76,296	228,219	304,515	302,736	—	—	—	—	302,736
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	5.98%	68,777	205,694	274,471	22,795	—	—	—	—	22,795	66,774	200,287	267,061	266,963	—	—	—	—	266,963
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Continental	Peru	Peruvian nuevo sol	5.67%	948	2,845	3,793	70,687	—	—	—	—	70,687	—	—	—	—	—	—	—	—	—
Foreign	Edelnor S.A.A.	Peru	Foreign	Banco Santander Peru	Peru	Peruvian nuevo sol	5.13%	174,389	519,118	693,507	682,380	—	—	—	—	682,380	—	—	—	—	—	—	—	—	—
Foreign	EE Piura	Peru	Foreign	Banco de Crédito	Peru	US$	5.80%	1,905,026	5,600,924	7,505,950	7,201,538	6,897,126	6,592,714	14,774,124	—	35,465,502	2,333,168	6,862,462	9,195,630	8,830,188	8,464,746	8,099,305	7,733,863	17,273,508	50,401,610
Foreign	EE Piura	Peru	Foreign	Banco de Crédito	Peru	Peruvian nuevo sol	5.70%	649,814	1,909,231	2,559,045	2,451,818	2,344,592	2,237,365	4,986,674	—	12,020,449	—	—	—	—	—	—	—	—	—
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	2.10%	2,584,782	7,682,823	10,267,605	15,644,049	—	—	—	—	15,644,049	—	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	$ Col	10.80%	7,331	21,099	28,430	27,912	23,306	—	—	—	51,218	—	—	—	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Equirent S.A.	Colombia	$ Col	6.55%	6,977	20,183	27,160	27,731	20,095	—	—	—	47,826	—	—	—	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	—	—	—	—	—	—	—	—	—	652,199	1,957,446	2,609,645	2,611,991	2,614,490	2,617,151	2,619,984	12,287,815	22,751,431

							Totales	5,890,207	16,952,405	22,842,612	26,490,957	9,305,223	8,830,079	19,760,798	—	64,387,057	5,747,637	16,792,282	22,539,919	21,488,962	24,463,865	10,716,456	10,353,847	29,561,323	96,584,453

d ) Other liabilities

Other liabilities by company

Tax ID Number	Company	Country	Tax ID Number Creditor	Financial Institution	Country	Currency	Nominal interest rate	December 31, 2015									December 31, 2014
								Current			Non-current						Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non - current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non - current
Foreign	Ampla Energía S.A.	Brazil	Foreign	Eletrobrás	Brazil	Real	6.57%	—	—	—	—	—	—	—	—	—	405,054	1,185,145	1,590,199	1,476,915	1,310,337	923,887	406,995	569,694	4,687,828
Foreign	Ampla Energía S.A.	Brazil	Foreign	BNDES	Brazil	Real	9.17%	7,170,765	22,702,647	29,873,412	29,555,949	23,816,520	18,573,479	12,754,861	8,800,388	93,501,197	8,176,081	23,832,151	32,008,232	30,151,983	28,295,732	22,101,795	16,454,992	16,008,608	113,013,110
Foreign	Cien S.A.	Brazil	Foreign	Bndes	Brazil	Real	8.33%	298,586	868,484	1,167,070	1,094,340	1,021,609	948,878	447,165	—	3,511,992	187,708	548,354	736,062	696,676	657,291	617,907	578,521	274,492	2,824,887
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Nordeste	Brazil	Real	7.85%	1,200,204	3,489,229	4,689,433	4,392,407	4,095,381	977,435	—	—	9,465,223	1,603,830	4,671,101	6,274,931	5,900,564	5,526,195	5,151,828	1,229,462	—	17,808,049
Foreign	Coelce S.A.	Brazil	Foreign	Eletrobras	Brazil	Real	6.10%	693,523	1,569,329	2,262,852	1,878,520	1,681,608	1,485,719	1,223,656	1,609,492	7,878,995	795,871	2,331,766	3,127,637	2,928,324	2,610,994	2,351,880	2,094,052	4,093,070	14,078,320
Foreign	Coelce S.A.	Brazil	Foreign	BNDES	Brazil	Real	10.43%	2,314,061	7,646,652	9,960,713	10,148,604	9,382,994	8,617,385	5,533,315	3,928,496	37,610,794	2,429,804	7,097,903	9,527,707	9,017,025	8,506,344	7,995,663	7,484,981	6,508,647	39,512,660
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Brasil	Brazil	US$	52.56%	20,770	62,310	83,080	83,080	83,079	83,080	83,080	2,247,602	2,579,921	17,726	53,177	70,903	70,902	70,902	70,902	70,902	1,993,373	2,276,981
Foreign	Coelce S.A.	Brazil	Foreign	Banco do Brasil	Brazil	Real	12.63%	—	—	—	—	—	—	—	—	—	1,963,184	5,889,552	7,852,736	24,836,144	22,872,959	20,909,775	18,946,591	—	87,565,469
Foreign	Central Costanera S.A.	Argentina	Foreign	Mitsubishi (deuda garantizada)	Argentina	US$	0.25%	590,129	1,768,176	2,358,305	5,810,613	1,792,235	1,883,493	1,937,302	23,273,695	34,697,338	9,523	1,850,404	1,859,927	671,565	670,617	669,670	808,784	23,886,776	26,707,412
Foreign	Central Costanera S.A.	Argentina	Foreign	Otros	Argentina	Ar$	17.29%	—	—	—	—	—	—	—	—	—	1,097,278	1,294,252	2,391,530	—	—	—	—	—	—
Foreign	H. El Chocón S.A.	Argentina	Foreign	Otros	Argentina	Ar$	23.59%	2,347,678	14,015,924	16,363,602	4,358,417	681,224	—	—	—	5,039,641	127,042	381,125	508,167	7,769,157	1,945,985	—	—	—	9,715,142
Foreign	Hidroinvest S.A.	Argentina	Foreign	Otros	Argentina	US$	2.53%	898	196,109	197,007	—	—	—	—	—	—	952	168,039	168,991	—	—	—	—	—	—

			Totales					14,636,614	52,318,860	66,955,474	57,321,930	42,554,650	32,569,469	21,979,379	39,859,673	194,285,101	16,814,053	49,302,969	66,117,022	83,519,255	72,467,356	60,793,307	48,075,280	53,334,660	318,189,858

The accompanying notes are an integral part of these consolidated financial statements

APPENDIX 5 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

This appendix forms an integral part of the Enersis Américas financial statements.

The detail of assets and liabilities denominated in foreign currencies is the following:

ASSETS	Foreign Currency	Functional Currency	12-31-2015 ThCh$	12-31-2014 ThCh$
CURRENT ASSETS
Cash and cash equivalents			22,124,481	334,548,745
	U.S. dollar	Chilean peso	6,606,837	294,009,266
	U.S. dollar	Colombian peso	195,597	413,009
	U.S. dollar	Peruvian nuevo sol	14,024,599	28,750,530
	U.S. dollar	Argentine peso	1,297,448	1,058,646
	Argentine peso	U.S. dollar	—	4,206,734
	Chilean peso	U.S. dollar	—	6,110,560
	Argentine peso	Chilean peso	—	—
Current accounts receivable from related companies			—	14,039,935
	U.S. dollar	Chilean peso	—	14,039,935
Total current assets other than assets classified as held for sale and discontinued operations			22,124,481	348,588,680

TOTAL CURRENT ASSETS			22,124,481	348,588,680

NON- CURRENT ASSETS
Investments accounted for using the equity method			29,737,877	61,063,049
	U.S. dollar	Chilean peso	—	27,794,762
	Colombian peso	Chilean peso	29,494,468	32,795,615
	Argentine peso	Chilean peso	243,409	472,672
Goodwill			362,139,818	439,500,128
	Brazilian real	Peruvian nuevo sol	6,675,472	8,527,161
	Brazilian real	Chilean peso	202,286,652	258,398,340
	Colombian peso	Chilean peso	9,687,963	11,045,730
	Peruvian Nuevo sol	Chilean peso	138,737,427	135,136,616
	Argentine peso	Chilean peso	4,752,304	6,220,966
	U.S. dollar	Chilean peso	—	20,171,315

TOTAL NON-CURRENT ASSETS			391,877,695	500,563,177

TOTAL ASSETS			414,002,176	849,151,857

The accompanying notes are an integral part of these consolidated financial statements

			12-31-2015									12-31-2014
			Current Liabilities			Non-current Liabilities						Current Liabilities			Non-current Liabilities
			90 days or less	91 days to 1 year	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current	90 days or less	91 days to 1 year	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
	Foreign Currency	Functional Currency	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	Current	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
LIABILITIES
Other current financial liabilities	U.S. dollar		39,350,461	220,635,283	259,985,744	34,667,125	36,469,943	15,535,676	24,641,590	36,451,631	147,765,965	27,290,627	194,911,470	222,202,097	264,874,981	71,011,720	60,603,646	42,762,853	804,987,364	1,244,240,564
	U.S. dollar	Chilean peso	3,015,734	186,297,709	189,313,443	39,170	39,170	39,170	39,170	843,993	1,000,673	12,530,333	155,604,278	168,134,611	191,134,280	28,196,301	28,198,962	28,201,795	746,470,766	1,022,202,104
	U.S. dollar	Brazilian real	20,770	62,310	83,080	83,080	83,079	83,080	83,080	2,247,602	2,579,921	17,726	53,177	70,903	70,902	70,902	70,902	70,902	1,993,373	2,276,981
	U.S. dollar	Peruvian nuevo sol	31,821,714	32,310,979	64,132,693	28,734,262	34,555,459	13,529,933	22,582,038	10,086,341	109,488,033	11,923,154	25,181,231	37,104,385	71,958,836	42,073,900	31,664,112	13,681,372	32,636,449	192,014,669
	U.S. dollar	Argentine peso	4,492,243	1,964,285	6,456,528	5,810,613	1,792,235	1,883,493	1,937,302	23,273,695	34,697,338	2,819,414	14,072,784	16,892,198	1,710,963	670,617	669,670	808,784	23,886,776	27,746,810

TOTAL LIABILITIES			39,350,461	220,635,283	259,985,744	34,667,125	36,469,943	15,535,676	24,641,590	36,451,631	147,765,965	27,290,627	194,911,470	222,202,097	264,874,981	71,011,720	60,603,646	42,762,853	804,987,364	1,244,240,564

The accompanying notes are an integral part of these consolidated financial statements

APPENDIX 6 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of the Enersis Américas financial statements.

a) Portfolio stratification

•	Trade and other receivables by time in arrears:

Trade and Other Current Receivables	Balance as of
	12-31-2015
	Up-to-date Portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$
Trade receivables, gross	577,040,344	69,749,887	36,722,157	15,687,116	20,749,032	12,624,597	25,381,047	10,410,324	9,076,689	82,254,409	859,695,602	257,022,423
Impairment provision	(1,402,962)	(682,398)	(1,571,631)	(2,009,596)	(5,939,987)	(7,094,068)	(19,937,434)	(6,841,473)	(7,231,279)	(52,413,506)	(105,124,334)	—
Other accounts receivable, gross	334,685,900	—	—	—	—	—	—	—	—	—	334,685,900	141,673,441
Impairment provision	(1,125,601)	—	—	—	—	—	—	—	—	—	(1,125,601)	—

Total	909,197,681	69,067,489	35,150,526	13,677,520	14,809,045	5,530,529	5,443,613	3,568,851	1,845,410	29,840,903	1,088,131,567	398,695,864

Trade and Other Current Receivables	Balance as of
	12-31-2014
	Up-to-date Portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$
Trade receivables, gross	903,063,886	106,894,634	39,814,503	20,741,774	7,150,011	7,174,098	6,387,883	4,538,112	3,416,574	176,818,179	1,275,999,654	202,932,480
Impairment provision	(1,280,373)	(8,159,865)	(2,408,150)	(4,038,649)	(2,288,401)	(2,122,945)	(2,003,467)	(1,534,602)	(1,360,517)	(129,904,859)	(155,101,828)	—
Other accounts receivable, gross	568,028,235	—	—	—	—	—	—	—	—	—	568,028,235	88,709,195
Impairment provision	(7,239,158)	—	—	—	—	—	—	—	—	—	(7,239,158)	—

Total	1,462,572,590	98,734,769	37,406,353	16,703,125	4,861,610	5,051,153	4,384,416	3,003,510	2,056,057	46,913,320	1,681,686,903	291,641,675

The accompanying notes are an integral part of these consolidated financial statements

•	By type of portfolio:

Time in Arrears	Balance as of						Balance as of
	12-31-2015						12-31-2014
	Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio		Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio
	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$	Number of Clients	Gross Amount ThCh$
Up-to-date	9,496,241	804,676,526	195,019	29,386,241	9,691,260	834,062,767	10,244,620	1,091,588,812	93,327	14,407,554	10,337,947	1,105,996,366
1 to 30 days	2,104,270	65,980,622	80,275	3,769,265	2,184,545	69,749,887	2,101,665	101,089,273	85,662	5,805,361	2,187,327	106,894,634
31 to 60 days	285,256	34,798,871	6,727	1,923,286	291,983	36,722,157	408,941	36,225,884	29,281	3,588,619	438,222	39,814,503
61 to 90 days	77,855	14,036,045	7,552	1,651,071	85,407	15,687,116	87,712	18,833,430	23,566	1,908,344	111,278	20,741,774
91 to 120 days	177,160	19,282,854	5,840	1,466,178	183,000	20,749,032	58,397	5,580,951	14,327	1,569,060	72,724	7,150,011
121 to 150 days	172,778	11,272,010	6,289	1,352,587	179,067	12,624,597	52,163	5,776,635	14,132	1,397,463	66,295	7,174,098
151 to 180 days	111,678	24,222,662	6,415	1,158,385	118,093	25,381,047	39,113	5,103,607	9,616	1,284,276	48,729	6,387,883
181 to 210 days	94,221	9,312,808	4,390	1,097,516	98,611	10,410,324	24,086	3,462,029	15,507	1,076,083	39,593	4,538,112
211 to 250 days	55,382	8,049,056	4,688	1,027,633	60,070	9,076,689	20,666	2,455,802	10,733	960,772	31,399	3,416,574
More than 251 days	618,700	78,781,681	8,092	3,472,728	626,792	82,254,409	408,132	148,793,724	18,770	28,024,455	426,902	176,818,179

Total	13,193,541	1,070,413,135	325,287	46,304,890	13,518,828	1,116,718,025	13,445,495	1,418,910,147	314,921	60,021,987	13,760,416	1,478,932,134

The accompanying notes are an integral part of these consolidated financial statements

b) Portfolio in default and in legal collection process

Portfolio in Default and in Legal Collection Process	Balance as of		Balance as of
	12-31-2015		12-31-2014
	Number of Clients	Amount ThCh$	Number of Clients	Amount ThCh$
Notes receivable in default	1,872,073	23,354,556	164,145	15,922,688
Notes receivable in legal collection process (*)	4,219	16,044,580	9,983	13,828,106

Total	1,876,292	39,399,136	174,128	29,750,794

(*)	Legal collections are included in the portfolio in arrears.

c) Provisions and write-offs

Provisions and Write-offs	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$
Provision for non-renegotiated portfolio	25,846,624	22,178,152
Provision for renegotiated portfolio	6,081,295	669,988
Write-offs during the period	(23,480,578)	(19,013,041)
Recoveries during the period	14,962,099	—

Total	23,409,439	41,861,181

d) Number and amount of operations

Number and Amount of Operations	Balance as of
	12-31-2015		12-31-2014
	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation
	ThCh$	ThCh$	ThCh$	ThCh$
Impairment provision and recoveries
Number of operations	199,988	557,363	1,889,698	1,889,698
Value of operations, in ThCh$	11,043,157	46,890,017	22,848,140	22,848,140

The accompanying notes are an integral part of these consolidated financial statements

APPENDIX 6.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of the Enersis Américas financial statements.

a)	Portfolio stratification

•	Trade receivables by time in arrears:

Trade Receivables	Balance as of
	12-31-2015
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$
Trade receivables, generation and transmission	214,520,868	10,315,795	3,889,661	3,959,399	3,758,589	3,671,364	3,869,173	5,219,854	118,598	47,438,345	296,761,646	230,330,033
-Large clients	105,350,555	9,422,903	3,835,624	3,804,996	3,734,126	3,641,098	3,550,857	5,192,924	75,322	4,367,646	142,976,051	—
-Institutional clients	76,797,290	—	—	—	—	—	—	—	—	—	76,797,290	227,118,907
-Others	32,373,023	892,892	54,037	154,403	24,463	30,266	318,316	26,930	43,276	43,070,699	76,988,305	3,211,126
Impairment provision	(212,623)	—	—	(363,070)	—	—	(415,609)	(2,735,412)	—	(45,093,112)	(48,819,826)	—

Non-invoiced services	89,723,981	—	—	—	—	—	—	—	—	—	89,723,981	32,993,708
Invoiced services	124,796,887	10,315,795	3,889,661	3,959,399	3,758,589	3,671,364	3,869,173	5,219,854	118,598	47,438,345	207,037,665	197,336,325

Trade receivables, distribution	362,519,476	59,434,092	32,832,496	11,727,717	16,990,443	8,953,233	21,511,874	5,190,470	8,958,091	34,816,064	562,933,956	26,692,390
-Mass-market clients	217,119,041	36,222,800	21,046,214	7,845,767	5,350,487	5,742,028	18,419,905	2,598,396	6,157,123	10,208,043	330,709,804	13,043,874
-Large clients	99,833,365	12,867,396	6,598,117	1,338,886	1,095,541	996,107	1,253,697	767,947	850,748	21,559,120	147,160,924	3,424,933
-Institutional clients	45,567,070	10,343,896	5,188,165	2,543,064	10,544,415	2,215,098	1,838,272	1,824,127	1,950,220	3,048,901	85,063,228	10,223,583
Impairment provision	(1,190,339)	(682,398)	(1,571,631)	(1,646,526)	(5,939,987)	(7,094,068)	(19,521,825)	(4,106,061)	(7,231,279)	(7,320,394)	(56,304,508)	—

Non-invoiced services	173,794,483	—	—	—	—	—	—	—	—	—	173,794,483	—
Invoiced services	188,724,993	59,434,092	32,832,496	11,727,717	16,990,443	28,953,233	21,511,874	15,190,470	8,958,091	51,838,808	436,162,217	26,692,390

Total Trade Receivables, Gross	577,040,344	69,749,887	36,722,157	15,687,116	20,749,032	12,624,597	25,381,047	10,410,324	9,076,689	82,254,409	859,695,602	257,022,423

Total Impairment Provision	(1,402,962)	(682,398)	(1,571,631)	(2,009,596)	(5,939,987)	(7,094,068)	(19,937,434)	(6,841,473)	(7,231,279)	(52,413,506)	(105,124,334)	—

Total Trade Receivables, Net	575,637,382	69,067,489	35,150,526	13,677,520	14,809,045	5,530,529	5,443,613	3,568,851	1,845,410	29,840,903	754,571,268	257,022,423

Since not all of our commercial databases in our Group’s different subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the subsidiaries to monitor and follow up on trade receivables is the following:

•	Mass-market clients
•	Large clients
•	Institutional clients

The accompanying notes are an integral part of these consolidated financial statements

Trade Receivables	Balance as of
	12-31-2014
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$
Trade receivables, generation and transmission	372,017,282	14,185,584	2,368,035	826,795	259,556	101,591	386,044	69,185	140,611	58,775,408	449,130,091	180,858,354
-Large clients	293,311,567	6,649,258	2,333,183	563,008	228,410	77,466	265,238	65,525	136,823	3,653,609	307,284,087	—
-Institutional clients	48,353,634	—	—	—	—	—	—	—	—	—	48,353,634	172,090,003
-Others	30,352,081	7,536,326	34,852	263,787	31,146	24,125	120,806	3,660	3,788	55,121,799	93,492,370	8,768,351
Impairment provision	(388,459)	—	—	(169,056)	—	—	—	—	—	(56,435,060)	(56,992,575)	—

Non-invoiced services	211,809,086	—	—	—	—	—	—	—	—	—	211,809,086	1,045,832
Invoiced services	160,208,196	14,185,584	2,368,035	826,795	259,556	101,591	386,044	69,185	140,611	58,775,408	237,321,005	179,812,522

Trade receivables, distribution	531,046,604	92,709,050	37,446,468	19,914,979	6,890,455	7,072,507	6,001,839	4,468,927	3,275,963	118,042,771	826,869,563	22,074,126
-Mass-market clients	363,514,047	66,110,431	24,474,607	6,539,339	4,783,444	4,107,710	3,337,309	2,388,662	1,846,646	49,452,156	526,554,351	11,102,240
-Large clients	122,493,330	18,645,276	6,038,961	2,946,789	713,261	1,068,570	1,460,736	1,289,811	664,518	33,142,022	188,463,274	3,153,611
-Institutional clients	45,039,227	7,953,343	6,932,900	10,428,851	1,393,750	1,896,227	1,203,794	790,454	764,799	35,448,593	111,851,938	7,818,275
Impairment provision	(891,914)	(8,159,865)	(2,408,150)	(3,869,593)	(2,288,401)	(2,122,945)	(2,003,467)	(1,534,602)	(1,360,517)	(73,469,799)	(98,109,253)	—

Non-invoiced services	317,688,170	—	—	—	—	—	—	—	—	—	317,688,170	—
Invoiced services	217,794,795	92,709,050	37,446,468	19,914,979	6,890,455	7,072,507	6,001,839	4,468,927	3,275,963	118,042,771	513,617,754	22,074,126

Total Trade Receivables, Gross	903,063,886	106,894,634	39,814,503	20,741,774	7,150,011	7,174,098	6,387,883	4,538,112	3,416,574	176,818,179	1,275,999,654	202,932,480
Total Impairment Provision	(1,280,373)	(8,159,865)	(2,408,150)	(4,038,649)	(2,288,401)	(2,122,945)	(2,003,467)	(1,534,602)	(1,360,517)	(129,904,859)	(155,101,828)	—

Total Trade Receivables, Net	901,783,513	98,734,769	37,406,353	16,703,125	4,861,610	5,051,153	4,384,416	3,003,510	2,056,057	46,913,320	1,120,897,826	202,932,480

The accompanying notes are an integral part of these consolidated financial statements

- By type of portfolio:

Type of Portfolio	Balance as of
	12-31-2015
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	209,710,717	10,292,925	3,835,624	3,934,142	3,734,126	3,641,098	3,839,625	5,192,924	75,322	47,048,299	291,304,802
-Large clients	105,350,555	9,422,903	3,835,624	3,804,997	3,734,126	3,641,098	3,550,857	5,192,924	75,322	4,367,645	142,976,051
-Institutional clients	76,797,290	—	—	—	—	—	—	—	—	—	76,797,290
-Others	27,562,872	870,022	—	129,145	—	—	288,768	—	—	42,680,654	71,531,461
Renegotiated portfolio	4,810,151	22,870	54,037	25,257	24,463	30,266	29,548	26,930	43,276	390,045	5,456,843
-Large clients	—	—	—	—	—	—	—	—	—	—	—
-Institutional clients	—	—	—	—	—	—	—	—	—	—	—
-Others	4,810,151	22,870	54,037	25,257	24,463	30,266	29,548	26,930	43,276	390,045	5,456,843
DISTRIBUTION
Non-renegotiated portfolio	360,318,915	55,687,697	30,963,247	10,101,903	15,548,728	7,630,912	20,383,037	4,119,884	7,973,734	31,733,382	544,461,439
-Mass-market clients	215,638,939	24,316,549	19,859,514	6,818,125	4,452,336	4,953,953	17,774,987	2,008,723	5,629,594	8,660,803	320,113,523
-Large clients	99,340,127	11,546,722	6,337,137	1,122,596	936,511	831,176	1,130,633	643,942	736,404	4,107,633	126,732,881
-Institutional clients	45,339,849	9,824,426	4,766,596	2,161,182	10,159,881	1,845,783	1,477,417	1,467,219	1,607,736	18,964,946	97,615,035
Renegotiated portfolio	2,200,561	3,746,395	1,869,249	1,625,814	1,441,715	1,322,321	1,128,837	1,070,586	984,357	3,082,683	18,472,518
-Mass-market clients	1,480,102	1,906,252	1,186,699	1,027,641	898,152	788,075	644,917	589,672	527,529	1,547,241	10,596,280
-Large clients	493,237	1,320,673	260,980	216,290	159,030	164,931	123,064	124,005	114,344	428,743	3,405,297
-Institutional clients	227,222	519,470	421,570	381,883	384,533	369,315	360,856	356,909	342,484	1,106,699	4,470,941

Total Portfolio, Gross	577,040,344	69,749,887	36,722,157	15,687,116	20,749,032	12,624,597	25,381,047	10,410,324	9,076,689	82,254,409	859,695,602

Type of Portfolio	Balance as of
	12-31-2014
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	363,410,191	14,146,157	2,333,183	782,547	228,410	77,466	265,238	65,525	136,823	58,343,089	439,788,629
-Large clients	293,422,775	6,649,258	2,333,183	563,008	228,410	77,466	265,238	65,525	136,823	3,653,609	307,395,295
-Institutional clients	48,353,634	—	—	—	—	—	—	—	—	—	48,353,634
-Others	21,633,782	7,496,899	—	219,539	—	—	—	—	—	54,689,480	84,039,700
Renegotiated portfolio	8,718,298	39,427	34,852	44,248	31,146	24,125	120,806	3,660	3,788	432,319	9,452,669
-Large clients	—	—	—	—	—	—	—	—	—	—	—
-Institutional clients	—	—	—	—	—	—	—	—	—	—	—
-Others	8,718,298	39,427	34,852	44,248	31,146	24,125	120,806	3,660	3,788	432,319	9,452,669
DISTRIBUTION
Non-renegotiated portfolio	525,246,141	86,943,116	33,892,701	18,050,883	5,352,541	5,699,169	4,838,369	3,396,504	2,318,979	90,450,635	776,189,038
-Mass-market clients	359,557,387	61,876,128	22,363,672	5,224,924	3,690,220	3,176,315	2,587,866	1,727,709	1,291,303	37,131,908	498,627,432
-Large clients	121,295,659	17,592,569	5,739,993	2,818,594	627,109	977,296	1,390,709	1,219,723	595,298	32,199,320	184,456,270
-Institutional clients	44,393,095	7,474,419	5,789,036	10,007,365	1,035,212	1,545,558	859,794	449,072	432,378	21,119,407	93,105,336
Renegotiated portfolio	5,689,256	5,765,934	3,553,767	1,864,096	1,537,914	1,373,338	1,163,470	1,072,423	956,984	27,592,136	50,569,318
-Mass-market clients	3,845,451	4,234,303	2,110,934	1,314,417	1,093,224	931,394	749,443	660,954	555,345	12,320,248	27,815,713
-Large clients	1,197,671	1,052,707	298,969	128,194	86,152	91,274	70,027	70,088	69,219	942,702	4,007,003
-Institutional clients	646,134	478,924	1,143,864	421,485	358,538	350,670	344,000	341,381	332,420	14,329,186	18,746,602

Total Portfolio, Gross	903,063,886	106,894,634	39,814,503	20,741,774	7,150,011	7,174,098	6,387,883	4,538,112	3,416,574	176,818,179	1,275,999,654

The accompanying notes are an integral part of these consolidated financial statements

APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY:

This appendix forms an integral part of the Enersis Américas financial statements.

Country	COLOMBIA				PERU				ARGENTINA				BRAZIL				CHILE				TOTAL
	12-31-2015		12-31-2014		12-31-2015		12-31-2014		12-31-2015		12-31-2014		12-31-2015		12-31-2014		12-31-2015		12-31-2014		12-31-2015		12-31-2014
BALANCE	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls
Current accounts receivable from related companies	312,398	231,744	256,708	85,174	—	—	—	—	—	—	—	—	—	5,967	—	—	—	—	287,822	33,396	312,398	237,711	544,530	118,940
Trade and other current receivables	91,292,198	3,767,410	84,133,181	3,619,524	39,545,565	5,091,255	33,292,452	4,920,460	26,291,133	114,662	35,563,152	2,247,911	95,783,612	4,867,959	84,383,373	5,916,811	—	—	250,102,288	10,403,137	248,609,678	13,841,286	487,474,445	27,107,843
Discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	216,908,877	28,418,337	—	—	216,908,877	28,418,337	—	—
Total Estimated Assets	91,604,596	3,999,154	84,389,889	3,704,698	39,545,565	5,091,255	33,292,452	4,920,460	26,291,133	114,662	35,563,152	2,247,911	95,783,612	4,873,926	84,383,373	5,916,811	216,908,877	28,418,337	250,390,110	10,436,533	465,830,953	42,497,334	488,018,975	27,226,783
Current accounts payable to related companies	43,386	85,780	—	52,558	—	—	—	—	—	—	—	—	1,107,814	—	—	—	—	—	1,618,986	—	1,151,200	85,780	1,618,986	52,558
Trade and other current payables	21,741,708	5,032,612	28,040,330	6,514,495	25,029,210	4,373,789	20,163,194	3,511,272	8,559,240	—	14,539,649	6,529	167,569,844	3,833,787	169,491,822	6,101,636	—	—	92,863,118	9,251,403	222,500,751	13,240,188	325,098,113	25,385,335
Discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	101,922,626	125,308,109	—	—	101,922,626	125,308,109	—	—

Total Estimated Liabilities	21,785,094	5,118,392	28,040,330	6,567,053	25,029,210	4,373,789	20,163,194	3,511,272	8,559,240	—	14,539,659	6,529	168,677,658	3,833,787	169,491,822	6,101,636	101,922,626	125,308,109	94,482,104	9,251,4303	325,574,577	138,634,077	326,717,099	25,437,893

	COLOMBIA						PERU						ARGENTINA						BRAZIL						TOTAL
	12.31.2015		12.31.2014		12.31.2013		12.31.2015		12.31.2014		12.31.2013		12.31.2015		12.31.2014		12.31.2013		12.31.2015		12.31.2014		12.31.2013		12.31.2015		12.31.2014		12.31.2013
RESULTS	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls
Energy sales	91,614,430	3,782,034	94,439,616	4,137,051	79,365,812	3,844,886	39,027,533	5,024,561	34,481,991	3,341,292	31,384,194	610,848	24,469,681	148,113	37,120,676	310,919	58,105,467	872,208	104,917,610	5,394,125	89,394,426	6,268,177	74,614,703	5,342,261	260,029,254	14,348,833	255,436,709	14,057,439	243,470,176	10,670,203
Purchase sales	20,447,041	5,223,843	25,631,699	9,889,413	19,174,609	7,671,493	24,701,337	4,316,494	19,958,532	3,478,388	13,624,354	3,051,373	10,541,703	—	13,839,215	441,931	18,095,954	921,658	184,762,886	4,199,379	179,556,986	6,463,979	61,567,284	2,966,183	240,452,967	13,739,716	238,986,432	20,273,711	112,462,201	14,610,707

The accompanying notes are an integral part of these consolidated financial statements

APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS:

This appendix forms an integral part of the Enersis Américas financial statements.

Suppliers with Payments Up-to-Date	Balance as of				Balance as of
	12-31-2015				12-31-2014
	Goods ThCh$	Services ThCh$	Other ThCh$	Total ThCh$	Goods ThCh$	Services ThCh$	Other ThCh$	Total ThCh$
Up to 30 days	—	107,441,015	224,427,906	331,868,921	17,186,972	157,069,570	635,121,059	809,377,601
From 31 to 60 days	—	13,041,611	16,446,525	29,488,136	—	10,354,996	2,848,853	13,203,849
From 61 to 90 days	—	—	—	—	—	—	376,364	376,364
From 91 to 120 days	—	—	—	—	—	—	376,364	376,364
From 121 to 365 days	—	—	—	—	—	—	3,010,909	3,010,909
More than 365 days	—	—	2,278,233	2,278,233	—	—	2,516,362	2,516,362

Total	—	120,482,626	243,152,664	363,635,290	17,186,972	167,424,566	644,249,911	828,861,449

	Balance as of				Balance as of
	12-31-2015				12-31-2014
Suppliers with Payments Overdue	Goods ThCh$	Services ThCh$	Other ThCh$	Total ThCh$	Goods ThCh$	Services ThCh$	Other ThCh$	Total ThCh$
Up to 30 days	—	—	10,249,865	10,249,865	—	—	—	—
From 31 to 60 days	—	—	—	—	—	—	—	—
From 61 to 90 days	—	—	—	—	—	—	—	—
From 91 to 120 days	—	—	—	—	—	—	—	—
From 121 to 180 days	—	—	—	—	—	—	—	—
More than 180 days	—	—	87,506,351	87,506,351	—	1,137,018	—	1,137,018

Total	—	—	97,756,216	97,756,216	—	1,137,018	—	1,137,018

The accompanying notes are an integral part of these consolidated financial statements