Form 20-F/A
period 2015-12-31
ENERSIS AMERICAS S.A.
filed 2016-09-08
CIK 912505

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

Enersis Américas S.A. (“Enersis Américas” or the “Company”) is filing this Amendment No. 2 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2015, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2016 and amended by Amendment No. 1 thereto, as filed with the SEC on September 6, 2015 (as so amended, the “Original Form 20-F”) to amend the following items of the Original Form 20-F: (1) Item 4. Information on the Company, to disclose additional information regarding the operating segments that are aggregated within the Company’s Generation and Transmission reportable segment and Distribution reportable segment, (2) Item 5. Operating and Financial Review and Prospects, to disclose additional information regarding the operating segments that are aggregated within the Company’s Generation and Transmission reportable segment and Distribution reportable segment, (3) Item 18. Financial Statements, to revise Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada’s report on the internal control over financial reporting and revise Note 35 of the Notes to the Company’s consolidated financial statements to provide information required by paragraph 22(aa) of IFRS 8, and (4) Item 19. Exhibits, to update the exhibit index. In addition, the Company has also generally updated the Original Form 20-F to revise references to reportable segments and operating segments within such reportable segments.

This Form 20-F/A sets forth the Original Form 20-F in its entirety and reflects the additions and changes described above. Except for the amendments described above, the updated certifications of the Company’s Chief Executive Officer and Chief Financial Officer and the consents of the independent registered public accounting firms, this Amendment No. 2 does not modify or update other disclosures in or exhibits to the Original Form 20-F, which as amended by this Amendment No. 2, speaks as of May 2, 2016 and is not intended to reflect events that may have occurred subsequent to the initial filing date of the Original Form 20-F.

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

The table below presents our revenues by reportable segments and by operating segments within such reportable segments.

	Year ended December 31,
	2015	2014	2013	Change 2015 vs. 2014
	(in millions of Ch$)			(in %)
Generation and Transmission Business in Argentina	212,136	167,630	173,768	26.6
Companies included:
Costanera (Argentina)	100,857	75,194	94,888	34.1
El Chocón (Argentina)	40,005	30,174	36,687	32.6
Cemsa (Argentina)	2,270	1,281	1,591	77.2
Dock Sud (Argentina)	69,963	61,606	41,186	13.6
Other	(959)	(625)	(584)	53.4

Generation and Transmission Business in Brazil	305,830	437,033	349,612	(30.0)
Companies included:
Cachoeira Dourada (Brazil)	91,563	158,965	117,445	(42.4)
Fortaleza (Brazil)	159,052	210,793	168,871	(24.5)
CIEN (Brazil)	58,667	70,800	67,689	(17.1)
Other	(3,452)	(3,525)	(4,393)	(2.1)

Generation and Transmission Business in Colombia	778,768	753,385	639,460	3.4
Companies included:
Emgesa (Colombia)	778,756	753,373	639,503	3.4
Other	12	12	(43)	—

Generation and Transmission Business in Peru	437,887	401,695	315,886	9.0
Companies included:
Edegel (Peru)	382,453	353,795	283,806	8.1
EEPSA (Peru)	58,093	50,849	33,752	14.2
Other	(2,659)	(2,949)	(1,672)	(9.8)

Other	141	3,126	2,618	(95.5)

Total Generation and Transmission Business reportable segment	1,734,762	1,762,869	1,481,344	(1.6)

Distribution Business in Argentina	607,345	371,412	528,653	63.5
Companies included:
Edesur (Argentina)	607,345	371,412	528,653	63.5

Distribution Business in Brazil	1,836,864	1,969,226	1,634,112	(6.7)
Companies included:
Ampla (Brazil)	1,026,680	1,092,282	945,131	(6.0)
Coelce (Brazil)	810,184	876,944	688,981	(7.6)

Distribution Business in Colombia	884,468	982,771	852,780	(10.0)
Companies included:
Codensa (Colombia)	884,468	982,771	852,780	(10.0)

Distribution Business in Peru	562,046	478,700	413,911	17.4
Companies included:
Edelnor (Peru)	562,046	478,700	413,911	17.4

Total Distribution Business reportable segment	3,890,723	3,802,109	3,429,456	2.3
Less: Consolidation adjustments and non-core activities	(324,045)	(358,608)	(382,652)	(9.6)

Total Revenues	5,301,440	5,206,370	4,528,148	1.8

For further information related to operating revenues and total income by reportable segments and by operating segments within such reportable segments, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 35.2 and Note 35.4, respectively, of the Notes to our consolidated financial statements.

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

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

The following chart shows a summary of the main characteristics of the electricity regulatory framework by operating segment in the countries in which operate.

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

The methodology for remunerating the distribution reportable segment was defined by CREG in 2008. The WACC was set at 13.9% before taxes for assets operating above 57.5 kV and 13.0% before taxes for assets operating under this threshold. CREG also defined a methodology for the calculation of distribution charges by creating an incentive scheme for administrative, operating and maintenance costs, service quality and energy losses. During 2009, after auditing the information reported by the companies, CREG established the distribution charges applicable until October 2013 or until CREG establishes new distribution charges.

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

An antitrust authorization is compulsory for those electricity companies that hold more than a 5% interest of another business line, either before or as a result of a merger or integration. An authorization is also required for the horizontal integration of generation, transmission and distribution activities which result in a market share of 15% or higher of any business line, either before or as a result of any operation. Such authorizations are granted by the Institute for Defense of the Consumer and Intellectual Property, using the market share information provided by Osinergmin.

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

The following table sets forth the revenues from continuing operations, by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business in Argentina	212,136	167,630	44,506	26.6
Companies included:
Costanera (Argentina)	100,857	75,194	25,663	34.1
El Chocón (Argentina)	40,005	30,174	9,831	32.6
Dock Sud (Argentina)	69,963	61,606	8,357	13.6
Cemsa (Argentina)	2,270	1,281	989	77.2
Other	(959)	(625)	(334)	53.4

Generation and Transmission Business in Brazil	305,830	437,033	(131,203)	(30.0)
Companies included:
Cachoeira Dourada (Brazil)	91,563	158,965	(67,402)	(42.4)
Fortaleza (Brazil)	159,052	210,793	(51,741)	(24.5)
CIEN (Brazil)	58,667	70,800	(12,133)	(17.1)
Other	(3,452)	(3,525)	73	(2.1)

Generation and Transmission Business in Colombia	778,768	753,385	25,383	3.4
Companies included:
Emgesa (Colombia)	778,756	753,373	25,383	3.4
Other	12	12	—	—

Generation and Transmission Business in Peru	437,887	401,695	36,192	9.0
Companies included:
Edegel (Peru)	382,453	353,795	28,658	8.1
EEPSA (Peru)	58,093	50,849	7,244	14.2
Other	(2,659)	(2,949)	290	(9.8)
Other	141	3,126	(2,985)	(95.5)

Total Generation and Transmission Business reportable segment	1,734,762	1,762,869	(28,107)	(1.6)

Distribution Business in Argentina	607,345	371,412	235,933	63.5
Companies included:
Edesur (Argentina)	607,345	371,412	235,933	63.5

Distribution Business in Brazil	1,836,864	1,969,226	(132,362)	(6.7)
Companies included:
Ampla (Brazil)	1,026,680	1,092,282	(65,602)	(6.0)
Coelce (Brazil)	810,184	876,944	(66,760)	(7.6)

Distribution Business in Colombia	884,468	982,771	(98,303)	(10.0)
Companies included:
Codensa (Colombia)	884,468	982,771	(98,303)	(10.0)

Distribution Business in Peru	562,046	478,700	83,346	17.4
Companies included:
Edelnor (Peru)	562,046	478,700	83,346	17.4

Total Distribution Business reportable segment	3,890,723	3,802,109	88,614	2.3
Less: consolidation adjustments and non-core activities	(324,045)	(358,608)	34,563	(9.6)

Total Revenues	5,301,440	5,206,370	95,070	1.8

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

(1)	Corresponds to selling and administration expenses

The following table sets forth our total operating costs (excluding selling and administrative expenses) from continuing operations by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business in Argentina	50,332	47,296	3,036	6.4
Companies included:
Costanera (Argentina)	4,598	6,777	(2,179)	(32.2)
El Chocón (Argentina)	4,574	8,427	(3,853)	(45.7)
Dock Sud (Argentina)	43,266	34,976	8,290	23.7
Cemsa (Argentina)	1,018	203	815	401.5
Other	(3,124)	(3,087)	(37)	1.2

Generation and Transmission Business in Brazil	131,431	234,225	(102,794)	(43.9)
Companies included:
Cachoeira Dourada (Brazil)	17,396	72,988	(55,592)	(76.2)
Fortaleza (Brazil)	111,229	158,318	(47,089)	(29.7)
CIEN (Brazil)	3,126	3,343	(217)	(6.5)
Other	(320)	(424)	104	(24.5)

Generation and Transmission Business in Colombia	321,665	220,460	101,205	45.9
Companies included:
Emgesa (Colombia)	321,529	220,303	101,226	45.9
Other	136	157	(21)	(13.4)

Generation and Transmission Business in Peru	174,513	151,707	22,806	15.0
Companies included:
Edegel (Peru)	151,046	133,735	17,311	12.9
EEPSA (Peru)	26,124	20,916	5,208	24.9
Other	(2,657)	(2,944)	287	(9.7)

Total Generation and Transmission Business reportable segment	677,941	653,688	24,253	3.7

Distribution Business in Argentina	157,387	161,995	(4,608)	(2.8)
Companies included:
Edesur (Argentina)	157,387	161,995	(4,608)	(2.8)

Distribution Business in Brazil	1,386,390	1,313,723	72,667	5.5
Companies included:
Ampla (Brazil)	804,701	707,301	97,400	13.8
Coelce (Brazil)	581,689	606,422	(24,733)	(4.1)

Distribution Business in Colombia	500,572	547,594	(47,022)	(8.6)
Companies included:
Codensa (Colombia)	500,572	547,594	(47,022)	(8.6)

Distribution Business in Peru	379,015	315,116	63,899	20.3
Companies included:
Edelnor (Peru)	379,015	315,116	63,899	20.3

Total Distribution Business reportable segment	2,423,364	2,338,428	84,936	3.6
Less: consolidation adjustments and non-core activities	(324,103)	(360,447)	36,344	(10.1)

Total operating costs (excluding selling and administrative expenses)	2,777,202	2,631,669	145,533	5.5

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

The following table sets forth the selling and administrative expenses by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business in Argentina	110,595	81,625	28,970	35.5
Companies included:
Costanera (Argentina)	75,887	54,715	21,172	38.7
El Chocón (Argentina)	8,422	7,408	1,014	13.7
Dock Sud (Argentina)	23,387	17,165	6,222	36.2
Cemsa (Argentina)	2,507	1,912	595	31.1
Other	392	425	(33)	(7.8)

Generation and Transmission Business in Brazil	42,843	53,974	(11,131)	(20.6)
Companies included:
Cachoeira Dourada (Brazil)	12,194	14,124	(1,930)	(13.7)
Fortaleza (Brazil)	12,956	15,481	(2,525)	(16.3)
CIEN (Brazil)	19,503	25,336	(5,833)	(23.0)
Other	(1,810)	(967)	(843)	87.2

Generation and Transmission Business in Colombia	84,276	83,435	841	1.0
Companies included:
Emgesa (Colombia)	84,362	83,435	927	1.1
Other	(86)	—	(86)	100.0

Generation and Transmission Business in Peru	106,048	91,131	14,917	16.4
Companies included:
Edegel (Peru)	91,751	78,902	12,849	16.3
EEPSA (Peru)	14,305	12,345	1,960	15.9
Other	(8)	(116)	108	(93.1)

Other	(1,637)	(1,286)	(351)	27.3

Total Generation and Transmission Business reportable segment	342,125	308,879	33,246	10.8

Distribution Business in Argentina	346,183	260,646	85,537	32.8
Companies included:
Edesur (Argentina)	346,183	260,646	85,537	32.8

Distribution Business in Brazil	323,140	354,277	(31,137)	(8.8)
Companies included:
Ampla (Brazil)	195,556	201,135	(5,579)	(2.8)
Coelce (Brazil)	127,584	153,142	(25,558)	(16.7)

Distribution Business in Colombia	148,308	173,202	(24,894)	(14.4)
Companies included:
Codensa (Colombia)	148,308	173,202	(24,894)	(14.4)

Distribution Business in Peru	75,326	72,598	2,728	3.8
Companies included:
Edelnor (Peru)	75,326	72,598	2,728	3.8

Other	1,383	1,250	133	10.6

Total Distribution Business reportable segment	894,340	861,973	32,367	3.8
Less: consolidation adjustments and non-core activities	33,015	15,849	17,166	108.3

Total selling and administrative expenses	1,269,480	1,186,701	82,779	7.0

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

Operating Income from Continuing Operations

The following table sets forth our operating income from continuing operations by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business in Argentina	51,209	38,708	12,501	32.3
Companies included:
Costanera (Argentina)	20,372	13,702	6,670	48.7
El Chocón (Argentina)	27,009	14,339	12,670	88.4
Dock Sud (Argentina)	3,310	9,465	(6,155)	(65.0)
Cemsa (Argentina)	(1,255)	(834)	(421)	50.5
Other	1,773	2,036	(263)	(12.9)

Generation and Transmission Business in Brazil	131,556	148,834	(17,278)	(11.6)
Companies included:
Cachoeira Dourada (Brazil)	61,973	71,853	(9,880)	(13.8)
Fortaleza (Brazil)	34,867	36,994	(2,127)	(5.7)
CIEN (Brazil)	36,038	42,121	(6,083)	(14.4)
Other	(1,322)	(2,134)	812	(38.1)

Generation and Transmission Business in Colombia	372,828	449,490	(76,662)	(17.1)
Companies included:
Emgesa (Colombia)	372,865	449,635	(76,770)	(17.1)
Other	(37)	(145)	108	(74.5)

Generation and Transmission Business In Peru	157,326	158,857	(1,531)	(1.0)
Companies included:
Edegel (Peru)	139,656	141,158	(1,502)	(1.1)
EEPSA (Peru)	17,664	17,588	76	0.4
Other	6	111	(105)	(94.6)

Other	1,777	4,413	(2,636)	(59.7)

Total Generation and Transmission Business reportable segment	714,696	800,302	(85,606)	(10.7)

Distribution Business in Argentina	103,775	(51,229)	155,004	n.a
Companies included:
Edesur (Argentina)	103,775	(51,229)	155,004	n.a.
Other

Distribution Business in Brazil	127,334	301,226	(173,892)	(57.7)
Companies included:
Ampla (Brazil)	26,423	183,846	(157,423)	(85.6)
Coelce (Brazil)	100,911	117,380	(16,469)	(14.0)
Other

Distribution Business in Colombia	235,588	261,975	(26,387)	(10.1)
Companies included:
Codensa (Colombia)	235,588	261,975	(26,387)	(10.1)
Other

Distribution Business in Peru	107,705	90,986	16,719	18.4
Companies included:
Edelnor (Peru)	107,705	90,986	16,719	18.4
Other

Other	(1,383)	(1,250)	(133)	10.6

Total Distribution Business reportable segment	573,019	601,708	(28,689)	(4.8)
Less: consolidation adjustments and non-core activities	(32,956)	(14,010)	(18,946)	135.2

Total operating income	1,254,759	1,388,000	(133,241)	(9.6)

Other Results from Continuing Operations

The following table sets forth the other results from continuing operations for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	294,770	251,122	43,648	17.4
Financial costs	(385,455)	(432,314)	46,859	(10.8)
Results from indexed assets and liabilities	(9,266)	(13,630)	4,364	(32.0)
Net foreign currency exchange gains (losses)	128,238	(18,494)	146,732	n.a.

Total	28,287	(213,316)	241,603	n.a.

Other
Other gains (losses)	(6,566)	877	(7.443)	n.a.
Share of the profit of associates and joint ventures accounted for using the equity method	3,333	2,560	773	30.2

Total	(3,233)	3,437	(6,670)	n.a.

Total other results	25,054	(209,879)	234,933	n.a.

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

The table below presents our revenues from continuing operations by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business in Argentina	167,630	173,768	(6,138)	(3.5)
Companies included:
Costanera (Argentina)	75,194	94,888	(19,694)	(20.8)
El Chocón (Argentina)	30,174	36,687	(6,513)	(17.8)
Dock Sud (Argentina)	61,606	41,186	20,420	49.6
Cemsa (Argentina)	1,281	1,591	(310)	(19.5)
Other	(625)	(584)	(41)	7.0

Generation and Transmission Business in Brazil	437,033	349,612	87,421	25.0
Companies included:
Cachoeira Dourada (Brazil)	158,965	117,445	41,520	35.4
Fortaleza (Brazil)	210,793	168,871	41,922	24.8
CIEN (Brazil)	70,800	67,689	3,111	4.6
Other	(3,525)	(4,393)	868	(19.8)

Generation and Transmission Business in Colombia	753,385	639,460	113,925	17.8
Companies included:
Emgesa (Colombia)	753,373	639,503	113,870	17.8
Other	12	(43)	55	(127.9)

Generation and Transmission Business in Peru	401,695	315,886	85,809	27.2
Companies included:
Edegel (Peru)	353,795	283,806	69,989	24.7
EEPSA (Peru)	50,849	33,752	17,097	50.7
Other	(2,949)	(1,672)	(1,277)	76.4

Other	3,126	2,618	508	19.4

Total Generation and Transmission Business reportable segment	1,762,869	1,481,344	281,525	19.0

Distribution Business in Argentina	371,412	528,653	(157,241)	(29.7)
Companies included:
Edesur (Argentina)	371,412	528,653	(157,241)	(29.7)

Distribution Business in Brazil	1,969,226	1,634,112	335,114	20.5
Companies included:
Ampla (Brazil)	1,092,282	945,131	147,151	15.6
Coelce (Brazil)	876,944	688,981	187,963	27.3

Distribution Business in Colombia	982,771	852,780	129,991	15.2
Companies included:
Codensa (Colombia)	982,771	852,780	129,991	15.2

Distribution Business in Peru	478,700	413,911	64,789	15.7
Companies included:
Edelnor (Peru)	478,700	413,911	64,789	15.7

Total Distribution Business reportable segment	3,802,109	3,429,456	372,653	10.9
Less: consolidation adjustments and non-core activities	(358,608)	(382,652)	24,044	(6.3)

Total Revenues	5,206,370	4,528,148	678,222	15.0

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

(1)	Corresponds to selling and administration expenses

The following table sets forth our operating costs (excluding selling and administrative expenses) from continuing operations by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business in Argentina	47,296	56,032	(8,736)	(15.6)
Companies included:
Costanera (Argentina)	6,777	24,318	(17,541)	(72.1)
El Chocón (Argentina)	8,427	12,161	(3,734)	(30.7)
Dock Sud (Argentina)	34,976	23,933	11,043	46.1
Cemsa (Argentina)	203	—	203	100.0
Other	(3,087)	(4,380)	1,293	(29.5)

Generation and Transmission Business in Brazil	234,225	141,839	92,386	65.1
Companies included:
Cachoeira Dourada (Brazil)	72,988	23,087	49,901	216.1
Fortaleza (Brazil)	158,318	106,806	51,512	48.2
CIEN (Brazil)	3,343	12,362	(9,019)	(73.0)
Other	(424)	(416)	(8)	1.9

Generation and Transmission Business in Colombia	220,460	204,521	15,939	7.8
Companies included:
Emgesa (Colombia)	220,303	204,500	15,803	7.7
Other	157	21	136	647.6

Generation and Transmission Business in Peru	151,707	112,419	39,288	34.9
Companies included:
Edegel (Peru)	133,735	95,079	38,656	40.7
EEPSA (Peru)	20,916	19,030	1,886	9.9
Other	(2,944)	(1,690)	(1,254)	74.2

Total Generation and Transmission Business reportable segment	653,688	514,811	138,877	27.0

Distribution Business in Argentina	161,995	169,802	(7,807)	(4.6)
Companies included:
Edesur (Argentina)	161,995	169,802	(7,807)	(4.6)

Distribution Business in Brazil	1,313,723	1,060,194	253,529	23.9
Companies included:
Ampla (Brazil)	707,301	574,463	132,838	23.1
Coelce (Brazil)	606,422	485,731	120,691	24.8

Distribution Business in Colombia	547,594	464,476	83,118	17.9
Companies included:
Codensa (Colombia)	547,594	464,476	83,118	17.9

Distribution Business in Peru	315,116	266,450	48,666	18.3
Companies included:
Edelnor (Peru)	315,116	266,450	48,666	18.3

Total Distribution Business reportable segment	2,338,428	1,960,922	377,506	19.3
Less: consolidation adjustments and non-core activities	(360,447)	(385,466)	25,019	(6.5)

Total operating costs	2,631,669	2,090,267	541,402	25.9

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

The following table sets forth our selling and administrative expenses from continuing operations by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business in Argentina	81,625	82,607	(982)	(1.2)
Companies included:
Costanera (Argentina)	54,715	49,426	5,289	10.7
El Chocón (Argentina)	7,408	10,290	(2,882)	(28.0)
Dock Sud (Argentina)	17,165	19,788	(2,623)	(13.3)
Cemsa (Argentina)	1,912	2,032	(120)	(5.9)
Other	425	1,071	(646)	(60.3)

Generation and Transmission Business in Brazil	53,974	47,168	6,806	14.4
Companies included:
Cachoeira Dourada (Brazil)	14,124	12,550	1,574	12.5
Fortaleza (Brazil)	15,481	13,026	2,455	18.8
CIEN (Brazil)	25,336	22,797	2,539	11.1
Other	(967)	(1,205)	238	(19.8)

Generation and Transmission Business in Colombia	83,435	71,010	12,425	17.5
Companies included:
Emgesa (Colombia)	83,435	71,010	12,425	17.5
Other

Generation and Transmission Business in Peru	91,131	83,893	7,238	8.6
Companies included:
Edegel (Peru)	78,902	76,535	2,367	3.1
EEPSA (Peru)	12,345	7,473	4,872	65.2
Other	(116)	(115)	(1)	0.9

Other	(1,286)	214	(1,500)	n.a.

Total Generation and Transmission Business reportable segment	308,879	284,892	23,987	8.4

Distribution Business in Argentina	260,646	236,853	23,793	10.0
Companies included:
Edesur (Argentina)	260,646	236,853	23,793	10.0

Distribution Business in Brazil	354,277	340,302	13,975	4.1
Companies included:
Ampla (Brazil)	201,135	198,469	2,666	1.3
Coelce (Brazil)	153,142	141,833	11,309	8.0

Distribution Business in Colombia	173,202	147,417	25,785	17.5
Companies included:
Codensa (Colombia)	173,202	147,417	25,785	17.5

Distribution Business in Peru	72,598	63,356	9,242	14.6
Companies included:
Edelnor (Peru)	72,598	63,356	9,242	14.6

Other	1,250	1,178	72	6.1

Total Distribution Business reportable segment	861,973	789,106	72,867	9.2
Less: consolidation adjustments and non-core activities	15,849	12,815	3,034	23.7

Total selling and administrative expenses	1,186,701	1,086,813	99,888	9.2

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

Operating Income from Continuing Operations

The following table sets forth our income from continuing operations by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business in Argentina	38,708	35,129	3,579	10.2
Companies included:
Costanera (Argentina)	13,702	21,144	(7,442)	(35.2)
El Chocón (Argentina)	14,339	14,236	103	0.7
Dock Sud (Argentina)	9,465	(2,535)	12,000	n.a.
Cemsa (Argentina)	(834)	(441)	(393)	89.1
Other	2,036	2,725	(689)	(25.3)

Generation and Transmission Business in Brazil	148,834	160,605	(11,771)	(7.3)
Companies included:
Cachoeira Dourada (Brazil)	71,853	81,808	(9,955)	(12.2)
Fortaleza (Brazil)	36,994	49,039	(12,045)	(24.6)
CIEN (Brazil)	42,121	32,530	9,591	29.5
Other	(2,134)	(2,772)	638	(23.0)

Generation and Transmission Business in Colombia	449,490	363,929	85,561	23.5
Companies included:
Emgesa (Colombia)	449,635	363,993	85,642	23.5
Other	(145)	(64)	(81)	126.6

Generation and Transmission Business In Peru	158,857	119,574	39,283	32.9
Companies included:
Edegel (Peru)	141,158	112,192	28,966	25.8
EEPSA (Peru)	17,588	7,249	10,339	142.6
Other	111	133	(22)	(16.5)

Other	4,413	2,404	2,009	83.6

Total Generation and Transmission Business reportable segment	800,302	681,641	118,661	17.4

Distribution Business in Argentina	(51,229)	121,998	(173,227)	(142.0)
Companies included:
Edesur (Argentina)	(51,229)	121,998	(173,227)	(142.0)
Other

Distribution Business in Brazil	301,226	233,616	67,610	28.9
Companies included:
Ampla (Brazil)	183,846	172,199	11,647	6.8
Coelce (Brazil)	117,380	61,417	55,963	91.1
Other

Distribution Business in Colombia	261,975	240,888	21,087	8.8
Companies included:
Codensa (Colombia)	261,975	240,887	21,088	8.8
Other		1	(1)	(100.0)

Distribution Business in Peru	90,986	84,105	6,881	8.2
Companies included:
Edelnor (Peru)	90,986	84,105	6,881	8.2

Other	(1,250)	(1,181)	(69)	5.8

Total Distribution Business reportable segment	601,708	679,426	(77,718)	(11.4)
Less: consolidation adjustments and non-core activities	(14,010)	(9,999)	(4,011)	40.1

Total operating income	1,388,000	1,351,068	36,932	2.7

Other Results from Continuing Operations

The following table sets forth our other results from continuing operations for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Financial result
Financial income	251,122	246,616	4,506	1.8
Financial costs	(432,314)	(325.972)	(106,342)	(32.6)
Results from indexed assets and liabilities	(13,630)	(11,008)	(2,622)	(23.8)
Net foreign currency exchange gains (losses)	(18,494)	(28,535)	10,041	35.2

Total	(213,316)	(118,899)	(94,417)	(79.4)

Other
Other gain (losses)	877	4,642	(3,765)	(81.1)
Share of the profit of associates and joint ventures accounted for using the equity method	2,560	980	1,580	161.2

Total	3,437	5,622	(2,185)	(38.9)

Total other results	(209,879)	(113,277)	(96,602)	(85.3)

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

ENERSIS S.A. and Subsidiaries

Index to the Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Item 19.	Exhibits

Documents filed as exhibits to this Amendment No. 2 to our Annual Report:

Exhibit	Description

1.1*	By-laws (Estatutos) of Enersis Américas S.A., as amended.

8.1*	List of Principal Subsidiaries as of December 31, 2015.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.3*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.4*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

Exhibit	Description

13.2*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

13.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada (“EY Ltda.”), member firm of Ernst & Young Global Ltd., an independent registered public accounting firm.

15.2	Consent of KPMG Auditores Consultores Ltda., an independent registered public accounting firm.

*	Previously filed.

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

Date: September 7, 2016

Enersis Américas S.A. (Former Enersis S.A.) and its Subsidiaries

Consolidated Financial Statements as of December 31, 2015 and 2014

Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Report of Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada (EY Ltda.) — Enersis Américas S.A. 2015, 2014 and 2013	F-1
Report of Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada — Enersis Américas S.A. — Internal Control over Financial Reporting 2015	F-3
Report of KPMG Auditores Consultores Ltda. — Empresa Nacional de Electricidad S.A. (Endesa Chile) 2015, 2014 and 2013	F-6
Report of KPMG Auditores Consultores Ltda. — Empresa Nacional de Electricidad S.A. (Endesa Chile) — Internal Control over Financial Reporting 2015	F-7

Combined Financial Statements:

Consolidated Statements of Financial Position as of December 31, 2015 and December 31, 2014	F-9
Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013	F-11
Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013	F-13
Consolidated Statements of Direct Cash Flows for the years ended December 30, 2015, 2014 and 2013	F-15
Notes to the Consolidated Financial Statements	F-16

Ch$	Chilean pesos
US$	U. S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

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

The consolidated financial statements of the Company include the consolidated financial statements of its subsidiary, Empresa Nacional de Electridad S.A (“Endesa-Chile”). The consolidated financial statements of Endesa-Chile include the financial statements of Emgesa S.A.E.S.P (“Emgesa”) and Endesa Argentina S.A. (“Endesa-Argentina”) (both subsidiaries of Endesa-Chile) and of Enel Brasil S.A.(“Enel-Brasil”) (a consolidated subsidiary of the Company that is also a 38.64% percent owned investee of Endesa-Chile accounted for using the equity method). Except for the amounts included in Endesa-Chile’s consolidated financial statements relating to Emgesa, Endesa-Argentina and Enel-Brasil, which we subjected to our audit procedures in the context of the audit of the internal control over financial reporting of Enersis Americas and subsidiaries, taken as a whole, we did not examine the effectiveness of internal control over financial reporting of Endesa- Chile. The consolidated financial statements of Endesa-Chile, exclusive of the amounts relating to Emgesa, Endesa-Argentina and Enel-Brasil reflect total assets, total revenues and total income (losses) after tax from discontinued operations constituting 28.3%, 5.5% and (17.5)%, respectively, of the related consolidated totals. The effectiveness of Endesa-Chile’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Endesa-Chile’s internal control over financial reporting (but exclusive of internal controls over financial reporting of Emgesa, Endesa-Argentina and Enel-Brasil, in the context of the audit of the internal control over financial reporting of Enersis Americas and subsidiaries taken as a whole), is based solely on the report of the other auditors.

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

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Peru, integration is subject to authorization. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities, although two criteria have been established for generating activity. One of these relates to participation limits depending on market concentration (HHI) and the size of the players according to their Firm Energy, and the other relates to pivotally conditions in the market depending on the availability of resources to meet system demand. In addition, Colombian companies created after the Public Service Law was enacted in 1994 can only engage in activities that complement generation/sales and distribution/sales. Finally, in Brazil, with the changes taking place in the power industry under Law 10,848/2004 and Decree 5,163/2004, the ANEEL gradually perfected regulations, eliminating concentration limits as no longer compatible with the prevailing regulatory environment. However, regulatory approval is required for consolidations or mergers to take place between players operating within the same segment.

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

The electricity industry is organized into three business lines: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by

The accompanying notes are an integral part of these consolidated financial statements the electrical regulations. As essential services, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the electricity law, which requires free access to networks and regulates rates.

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

28.	RAW MATERIALS AND CONSUMABLES USED.

The detail of raw materials and consumables used presented in profit or loss for the years ended December 31, 2015, 2014 and 2013 is as follows:

Raw Materials and Consumables Used	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Energy purchases	(1,885,916,426)	(1,824,002,786)	(1,252,146,609)
Fuel consumption	(258,113,922)	(205,534,394)	(174,504,021)
Transportation costs	(245,813,374)	(265,185,382)	(216,858,693)
Costs from construction contracts	(230,687,290)	(186,078,925)	(159,283,676)
Other raw materials and consumables	(156,670,500)	(150,867,949)	(287,474,303)

Total	(2,777,201,512)	(2,631,669,436)	(2,090,267,302)

(*)	See Note 5.1.II.iii

29.	EMPLOYEE BENEFITS EXPENSE.

Employee expenses for the years ended December 31, 2015, 2014 and 2013 are as follows:

Employee Benefits Expense	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Wages and salaries	(309,761,095)	(266,240,462)	(222,075,924)
Post-employment benefit obligations expense	(9,609,364)	(7,571,331)	(6,127,265)
Social security and other contributions	(159,641,192)	(110,493,404)	(111,537,633)
Other employee expenses	(8,686,496)	(5,363,276)	(5,827,374)

Total	(487,698,147)	(389,668,473)	(345,568,196)

(*)	See Note 5.1.II.iii

30.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES.

The detail of depreciation, amortization and impairment losses for the years ended December 31, 2015, 2014 and 2013 are as follows:

	For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Depreciation	(245,598,045)	(244,376,550)	(225,418,868)
Amortization	(74,944,152)	(106,366,200)	(90,547,273)
Subtotal	(320,542,197)	(350,742,750)	(315,966,141)
Impairment (losses) reversals (**)	(39,811,756)	(38,329,942)	(66,664,976)

Total	(360,353,953)	(389,072,692)	(382,631,117)

The accompanying notes are an integral part of these consolidated financial statements

(*)	See Note 5.1.II.iii

(**) Information on Impairment Losses by Operating Segment	Generation			Distribution			Other			For the years ended
	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$	12-31-2015 ThCh$	12-31-2014 (As adjusted)(*) ThCh$	12-31-2013 (As adjusted)(*) ThCh$
Financial assets (see Note 10c)	(4,794,591)	(2,024,186)	(718,835)	(34,909,411)	(20,090,180)	(24,895,035)	(75,708)	(78,174)	—	(39,779,710)	(22,192,540)	(25,613,870)
Intangible assets other than goodwill (see Note 15)	—	—	—	—	(14,948,785)	(28,662,952)	—	—	—	—	(14,948,785)	(28,662,952)
Property, plant and equipment (see note 17)	(32,046)	(1,188,617)	(12,388,154)	—	—	—	—	—	—	(32,046)	(1,188,617)	(12,388,154)

Total	(4,826,637)	(3,212,803)	(13,106,989)	(34,909,411)	(35,038,965)	(53,557,987)	(75,708)	(78,174)	—	(39,811,756)	(38,329,942)	(66,664,976)

(*)	See Note 5.1.II.iii

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

35.1 Basis of segmentation

The Group’s activities operate under a matrix management structure with dual and cross management responsibilities (based on business and geographical areas of responsibility), and its subsidiaries are engaged in either the Generation and Transmission Business or the Distribution Business.

The Group adopted a “bottom-up” approach to determine its reportable segments. The Generation and Transmission and the Distribution reportable segments have been defined based on IFRS 8.9 and on the criteria described in IFRS 8.12, taking into account the aggregation of the operating segments having similar economic drivers that are common in all countries.

Generation and Transmission Reportable Segment: The Generation and Transmission Reportable Segment is comprised of a group of electricity companies that own electricity generating plants, whose energy is transmitted and distributed to end customers in four different countries.

The following four operating segments have been aggregated into one combined set of information for the Generation and Transmission Reportable Segment:

Generation and Transmission Reportable Segment:

•	Generation and Transmission Business in Argentina

•	Generation and Transmission Business in Brazil

•	Generation and Transmission Business in Colombia

•	Generation and Transmission Business in Peru

The Generation and Transmission Business is conducted: in Argentina through Cemsa, Central DockSud, Central Costanera, and El Chocón; in Brazil through Cachoeira Dourada, CIEN, Enel Brasil, and Fortaleza; in Colombia through Emgesa; and in Peru through Edegel and EEPSA.

Distribution Reportable Segment: The Distribution Reportable Segment is comprised of a group of electricity companies operating under a public utility concession, with service obligations and regulated tariffs for supplying regulated customers in four different countries.

The following four operating segments have been aggregated into one combined set of information for the Distribution Reportable Segment:

Distribution Reportable Segment:

•	Distribution Business in Argentina

•	Distribution Business in Brazil

•	Distribution Business in Colombia

•	Distribution Business in Peru

The Distribution Business is conducted: in Argentina through Edesur; in Brazil through Ampla and Coelce; in Colombia through Codensa; and in Peru through Edelnor.

The accompanying notes are an integral part of these consolidated financial statements

Each of the operating segments generates separate financial information, which is aggregated into one combined set of information for the Generation and Transmission Business, and another set of combined information for the Distribution Business at the reportable segment level. In addition, in order to assist the decision maker process, the Planning & Control Department at the Parent Company level prepares internal reports containing combined information at the reportable segment level about the main key performance indicators (KPIs), such as: EBITDA, Gross Margin, Total Capex, Total Opex, Net income, Total Energy Generation and Transmission, among others. The presentation of information under this business/country approach has been made taking into consideration that the KPIs are similar and comparable in all countries, in each of the following aspects:

(a)    the nature of the activities: Generation and Transmission on one hand, and Distribution on the other;

(b)    the nature of the production processes: the Generation and Transmission Business deals with the generation of electricity and its transmission to dispatch centers, while the Distribution Business does not generate electricity, but distributes electricity to end customers;

(c)    the type or class of customer for their products and services: the Generation and Transmission Business provides services mainly to unregulated customers, while the Distribution Business provides energy to regulated customers;

(d)    the methods used to distribute their products or provide their services: generators generally sell the energy through energy auctions, while distributors provide energy in their concession area; and

(e)    the nature of the regulatory environment (public utilities): the regulatory frameworks differs in the Generation and Transmission Business and Distribution Business

The Company’s chief operating decision maker (CODM) in conjunction with the country managers reviews on a monthly basis these internal reports and uses the KPI information to make decisions on the allocation of resources and the assessment of the performance of the operating segments for each reportable segment.

The information disclosed in the following tables is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of the Group’s consolidated financial statements. Based on this context and taking into consideration the corporate reorganization as discussed in Notes 5.1 and 41, the assets and liabilities related to the Chilean operations are presented as held for distribution to owners, and in the case of income statement accounts, as discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements

The following tables present details of this information by reportable segments:

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