Form 20-F
period 2017-12-31
ENEL AMERICAS S.A.
filed 2018-04-30
CIK 912505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

x	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Enel Américas Simplified’ Organizational Structure(1)

As of December 31, 2017

(1)

Only principal operating subsidiaries are presented here. The percentage listed in the box for each of Enel Américas’ consolidated subsidiaries represents its economic interest in such consolidated subsidiary. Please refer to “Presentation of Information” for an explanation of the calculation of economic interest.

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

ANEEL	Agência Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

Brazilian MME	Ministério de Minas e Energia	Brazilian Ministry of Mines and Energy.

BNDES	Banco Nacional de Desenvolvimento Econȏmico e Social	The National Bank for Economic and Social Development (“BNDES”) is the principal agent of development in Brazil with a focus on sustainable social and environmental development.

Cachoeira Dourada	Enel Green Power Cachoeira Dourada S.A.	Brazilian generation company owned by Enel Brasil, our subsidiary. Formerly Centrais Elétricas Cachoeira Dourada S.A.

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CCEE	Câmara de Comercialização de Energia Elétrica	Electricity Trade Chamber or Clearing House

Chilean Stock Exchanges	Chilean Stock Exchanges	The three principal stock exchanges located in Chile: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange.

Chilectra Américas	Chilectra Américas S.A.

A former electricity distribution company that held minority interests in non-Chilean generation companies. Chilectra Américas was created in the context of the reorganization carried out during 2016 and then merged into Enel Américas in December 2016.

Cien	Enel CIEN S.A.	Brazilian transmission company, wholly-owned by Enel Brasil, our subsidiary. Formerly Companhia de Interconexão Energética S.A.

CND	Centro Nacional de Despacho	Colombian National Dispatch Center in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

CNPE	Conselho Nacional de Politica Energética	Brazilian national energy policy council in charge of advising the Brazilian President on energy policy.

CMF	Comisión para el Mercado Financiero

Chilean Financial Market Commission, the governmental authority that supervises public companies, securities and the insurance business. Formerly the Chilean Superintendence of Securities and Insurance or the SVS in its Spanish acronym.

CMSE	Comitê de Monitoramento do Setor Elétrico	Energy sector monitoring committee that evaluates the continuity and security of the energy supply across the country.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company that operates mainly in Bogotá and is controlled by us.

COES	Comité de Operación Económica del Sistema	Peruvian entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Colombian MME	Ministerio de Minas y Energía	Colombian Ministry of Mines and Energy.

CONPES	Consejo Nacional de Política Económica y Social	The Colombian council for economic and social policy, the highest national planning authority, and an advisory entity to the government in all aspects related to economic and social development.

Costanera	Enel Generación Costanera S.A.	A publicly held Argentine generation company controlled by us. Formerly Central Costanera S.A.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur S.A.	Argentine transmission company and subsidiary of Enel Brasil.

DCV	Depósito Central de Valores S.A.	Chilean Central Securities Depositary.

DECSA	Distribuidora Eléctrica de Cundinamarca S.A.	Colombian distribution company that merged into Codensa in 2016.

Dock Sud	Central Dock Sud S.A.	Argentine generation company and our subsidiary.

Edesur	Empresa Distribuidora del Sur S.A.	Argentine distribution company, with a concession area in the southern part of the Buenos Aires greater metropolitan area, and our subsidiary.

EEB	Empresa de Energía de Bogotá S.A.

Colombian stated-owned financial and energy holding company, with investments in the electricity generation, transmission, trading and distribution sectors and in the natural gas transmission, distribution and trading sectors.

EEC	Empresa de Energía de Cundinamarca S.A. E.S.P.	Colombian distribution company and a subsidiary of DECSA, which merged with Codensa in 2016.

El Chocón	Enel Generación El Chocón S.A.	Argentine generation company with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River, Argentina and our subsidiary. Formerly Hidroeléctrica El Chocón S.A.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by us.

Endesa Américas	Endesa Américas S.A.

A former electricity generation company that held minority interests in non-Chilean generation companies. Endesa Américas was created in the context of the reorganization carried out during 2016 and then merged into Enel Américas in December, 2016.

Enel	Enel S.p.A.	An Italian energy company with multinational operations in the power and gas markets. A 51.8% owner of us as of December 31, 2017 and our ultimate parent company.

Enel Américas	Enel Américas S.A.

Our company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, headquartered in Chile, with subsidiaries engaged primarily in the generation and distribution of electricity in Argentina, Brazil, Colombia, and Peru, and controlled by Enel.  Registrant of this Report. Formerly known, on an interim basis, as Enersis Américas S.A. and prior to that as Enersis S.A.

Enel Brasil	Enel Brasil S.A.	Brazilian holding company and our subsidiary. Formerly known as Endesa Brasil.

Enel Chile	Enel Chile S.A.

An affiliated publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with subsidiaries engaged primarily in the generation and distribution of electricity in Chile, and controlled by Enel. Formerly known on an interim basis as Enersis Chile S.A.

Enel Distribución Ceará	Companhia Energética do Ceará S.A.	A publicly held Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Enel Brasil, our subsidiary. Currently commercially known as Enel Distribución Ceará.

Enel Distribución Chile	Enel Distribución Chile S.A	A Chilean publicly held limited liability stock corporation distribution company, with a concession area in the Santiago Metropolitan region in Chile and our affiliate company. Formerly Chilectra S.A

Enel Distribución Goias	CELG Distribuição S.A.	Brazilian distribution company that operates a concession in the State of Goias, owned by Enel Brasil, our subsidiary. Currently commercially known as Enel Distribución Goias.

Enel Distribución Perú	Enel Distribución Perú S.A.A.	A publicly held Peruvian distribution company, with a concession area in the northern part of Lima, and our subsidiary. Formerly Empresa de Distribución Eléctrica de Lima Norte S.A. or Edelnor.

Enel Distribución Río	Ampla Energia e Serviços S.A.	A publicly held Brazilian distribution company operating in Rio de Janeiro, owned by Enel Brasil, our subsidiary, currently commercially known as Enel Distribucion Río.

Enel Generación Chile	Enel Generación Chile S.A.	A Chilean publicly held limited liability generation company with power plants in Chile, and our affiliate company. Formerly known as Empresa Nacional de Electricidad S.A. or Endesa Chile.

Enel Generación Perú	Enel Generación Perú S.A.A.	A publicly held Peruvian generation company and our subsidiary. Formerly Edegel S.A.A.

Enel Generación Piura	Enel Generación Piura S.A.	A publicly held Peruvian generation company and our subsidiary. Formerly Empresa Eléctrica de Piura S.A. or EEPSA.

Enel Trading Argentina	Enel Trading Argentina S.R.L.	Energy trading company with operations in Argentina, and our subsidiary. Formerly Central Comercializadora de Energía S.A. or CEMSA.

ENRE	Ente Nacional Regulador de la Electricidad	Argentine national regulatory authority for the energy sector.

FONINVEMEM	Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

Fortaleza	Central Geradora Termoelétrica Fortaleza S.A.	Brazilian generation company that operates in the state of Ceará. Fortaleza is wholly-owned by Enel Brasil, our subsidiary. Currently commercially known as Enel Generación Fortaleza.

IFRS	International Financial Reporting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

LNG	Liquefied Natural Gas.	Liquefied natural gas.

MADS	Ministerio de Ambiente y Desarrollo Sostenible	Colombian Ministry of Environment and Sustainable Development.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina, Colombia, and Peru.

MINEM	Ministerio de Energia y Minas	Peruvian Ministry of Energy and Mines.

NCRE	Non-Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave, solar or tidal energy.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Argentina, Brazil, and Colombia.

OEF	Obligación de Energía Firme •	Colombian firm energy commitment of generators to guarantee energy in the long term.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, the Peruvian regulatory electricity authority.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting.

PLD	Preço de Liquidação das Diferenças	Settlement price for differences. It is the price assigned to sales and purchases of energy on the Brazilian spot market.

SEE	Secretaria de Energia Argentina	The Argentine Ministry of Energy and Mines manages the electricty industry through the Secretary of Electric Energy.

SEIN	Sistema Electrico Interconectado Nacional	Peruvian national interconnected electricity system.

SENACE	Servicio Nacional de Certificación Ambiental para las Inversiones Sostenibles	Peruvian autonomous national environmental certification service for sustainable investments that reports to the Peruvian Ministry of the Environment.

TESA	Transportadora de Energía S.A.	Transmission company with operations in Argentina and a subsidiary of Enel Brasil.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit equivalent to Ch$ 26,798.14 as of December 31, 2017.

UPME	Unidad de Planificación Minero Energética Tributaria Anual	Energy and mining planning unit responsible for planning the expansion of the generation and transmission systems.

UTA	Unidad Tributaria Anual

Chilean annual tax unit. One UTA equals 12 Unidad Tributaria Mensual (“UTM”), a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes. As of December 31, 2017, one UTM was equivalent to Ch$ 46,972 and one UTA was equivalent to Ch$ 563,664.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

Volta Grande	EGP Projetos I S.A.	Brazilian generation company located in the State of Minas Gerais, in Brazil, owned by our subsidiary Enel Brasil.

XM	Expertos de Mercado S.A. E.S.P.	A subsidiary of Interconexión Eléctrica S.A. (“ISA”), a Colombian company that provides system management in real time services in electrical, financial and transportation sectors.

RECENT DEVELOPMENTS

During April 2018, Enel Brasil (through its wholly owned subsidiary, Enel Investimentos Sudeste S.A., or “Enel Sudeste”) launched a public tender offer for all outstanding shares of Eletropaulo Metropolitana de Eletricidade de São Paulo S.A. (“Eletropaulo”), subject to its acquisition of more than 50% of equity interest, among other conditions.  Enel Brasil latest offer is of R$ 32.2 per share, for a total implied value of US$ 1.5 billion.  The tender offer will last until May 18, 2018.

Eletropaulo is a distribution company that serves over seven million customers in a concession area of 4,526 square kilometers in the State of São Paulo.  Its principal shareholders are the Brazilian government, through BNDES, with an 18.7% interest and AES Holdings Brasil, a subsidiary of AES Corporation, holding a 16.8% interest.

INTRODUCTION

As used in this Report on Form 20-F (“Report”), first person personal pronouns such as “we”, “us” or “our” as well as “Enel Américas” and “the Company” refer to Enel Américas S.A. and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries, and jointly-controlled companies and associates is expressed in terms of our economic interest as of December 31, 2017.

We are a Chilean company engaged through our subsidiaries and jointly-controlled companies in the electricity generation and transmission and distribution businesses in Argentina, Brazil, Colombia and Peru. We participate in the generation and transmission businesses mainly through our subsidiaries Costanera, El Chocón and Dock Sud in Argentina, Cachoeira Dourada, Fortaleza, Volta Grande and Cien in Brazil, Enel Generación Perú and Enel Generación Piura in Peru and Emgesa in Colombia. In the distribution business, our principal subsidiaries are Edesur in Argentina, Enel Distribución Ceará, Enel Distribución Río and Enel Distribución Goias in Brazil, Enel Distribución Perú in Peru and Codensa in Colombia. For additional information relating to our main subsidiaries and associates, please see “Item 4. Information on the Company — C. Organizational Structure — Principal Subsidiaries and Affiliates.”

As of the date of this Report, Enel S.p.A. (“Enel”), an Italian energy company with multinational operations in the power and gas markets, owns 51.8% of us and is our ultimate controlling shareholder.

PRESENTATION OF INFORMATION

Financial Information

In this Report, unless otherwise specified, references to “U.S. dollars,” “US$,” are to dollars of the United States of America (“United States”); references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$,” or “reais” are to Brazilian reais, the legal currency of Brazil; references to “soles” are to Peruvian Soles, the legal currency of Peru; references to “CPs” or “Colombian pesos” are to the legal currency of Colombia; and references to “UF” are to Unidades de Fomento. The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2017, one UF was equivalent to Ch$ 26,798.14. The U.S. dollar equivalent of one UF was US$ 43.59 as of December 31, 2017, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2017 of Ch$ 614.75 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its webpage, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Unless the context specifies otherwise, all amounts translated from Chilean pesos to U.S. dollars or vice versa, or from UF to Chilean pesos, have been carried out at the rates applicable for December 31, 2017.

At the Ordinary Shareholders’ Meeting (“OSM”) held on April 27, 2017, our shareholders approved the change of our functional currency from Chilean pesos to U.S. dollars, effective prospectively as of January 1, 2017. Therefore, our consolidated financial statements and other financial information concerning us included in this Report are presented in U.S. dollars. The change of our functional currency was recorded as of January 1, 2017, by translating all items of our consolidated financial statements to the new functional currency, using the exchange rate of Ch$ 669.47 as of January 1, 2017. We also changed our presentation currency of our consolidated financial statements from the Chilean peso to the U.S. dollar. The change in the presentation currency was applied retrospectively as if the U.S. dollar had always been the presentation currency of the consolidated financial statements. The consolidated financial statements as of December 31, 2016 and January 1, 2016 were restated in U.S. dollars using the closing exchange rates of $669.47 and $710.16, respectively.  The consolidated financial statements for the years ended as of December 31, 2016 and 2015 were restated in U.S. dollars using the average exchange rates for the periods.

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

Prior to 2016, our financial statements included Chilean businesses. During 2016, we carried out a reorganization process, which involved the separation of our Chilean and non-Chilean electricity businesses, resulting in us retaining only the non-Chilean electricity businesses, effective as of March 1, 2016. All operations regarding the former Chilean businesses have been presented as discontinued operations. In order to comply with conditions established under IFRS, the financial statements for the year ended as of December 31, 2016 include discontinued operations for two months while the financial statements for the year ended December 31, 2015 include discontinued operations for twelve months. The financial statements for the year ended December 31, 2017 do not include discontinued operations. For additional information relating to the reorganization, please see “Item 4. Information on the Company — A. History and Development of the Company — The 2016 Reorganization.”

This Report may contain translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the Chilean peso equivalent for information in U.S. dollars is based on the Observed Exchange Rate for December 31, 2017, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”.

Technical Terms

References to “TW” are to terawatts (1012 watts or a trillion watts); references to “GW” and “GWh” are to gigawatts (109 watts or a billion watts) and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts (106 watts or a million watts) and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts (103 watts or a thousand watts) and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes. References to “BTU” and “MBTU” are to British thermal unit and million British thermal units, respectively. A “BTU” is an energy unit equal to approximately 1,055 joules. References to “Hz” are to hertz; and references to “mtpa” are to metric tons per annum. Unless otherwise indicated, statistics provided in this Report with respect to the installed capacity of electricity generation facilities are expressed in MW. One TW equals 1,000 GW, one GW equals 1,000 MW and one MW equals 1,000 kW.  The installed capacity we are presenting in this Report corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.

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

Calculation of Economic Interest

References are made in this Report to the “economic interest” of Enel Américas in its related companies. We could have direct and indirect interest is such companies. In circumstances where we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage of economic interest in a directly held related company by the percentage of economic interest of any entity in the ownership chain of such related company. For example, if we directly own a 6% equity stake in an associated company and 40% is directly held by our 60%-owned subsidiary, our economic interest in such associate would be 60% times 40% plus 6%, equal to 30%.

Rounding

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017 are derived from our audited consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2015, 2014 and 2013, and for the year ended December 31, 2014 and 2013 are derived from our consolidated financial statements not included in this Report. Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB.

Our consolidated financial statements are presented in U.S. dollars, because of the change of our functional currency from Chilean pesos to U.S. dollars approved by our shareholders at the OSM held on April 27, 2017 effective prospectively as of January 1, 2017. The change of our functional currency was recorded as of January 1, 2017, by translating all items of our consolidated financial statements to the new functional currency, using the closing exchange rate at the date of exchange. We also changed our presentation currency of our consolidated financial statements from Chilean pesos to the U.S. dollar. The change in the presentation currency was applied retrospectively as if the U.S. dollar had always been the presentation currency of the consolidated financial statements. The consolidated statement of financial position data as of December 31, 2016, 2015, 2014 and 2013 were converted into U.S. dollars using the closing U.S. dollar Observed Exchange Rate (dólar observado) of Ch$669.47, Ch$710.16, Ch$606.75 and Ch$524.61 per US$ 1.00 respectively. The consolidated statement of comprehensive income data for the years ended December 31, 2016, 2015, 2014 and 2013 were converted into U.S. dollars using the average exchange rates of Ch$676.19, Ch$654.71, Ch$569.76 and Ch$495.68 per US$ 1.00, respectively.  For further information about the change of our functional currency please refer to Note 3 of the Notes to our consolidated financial statements. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. For more information concerning historical exchange rates, see “— Exchange Rates” below. Amounts in the tables are expressed in millions of U.S. dollars, except for ratios, operating data and data for shares and American Depositary Shares (“ADS”).

The following tables set forth our selected consolidated financial data for the years indicated and the operating data of our principal subsidiaries:

	As of and for the year ended December 31,
	2017	2016	2015	2014	2013
	(US$ millions)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	10,540	7,686	8,097	9,138	9,135
Operating costs(1)	(8,321)	(5,886)	(6,181)	(6,702)	(6,410)
Operating income from continuing operations	2,219	1,800	1,917	2,436	2,726
Financial results(2)	(582)	(439)	43	(374)	(240)
Other gains	5	12	(10)	2	9
Share of profit (loss) of associates and joint venture accounted for using the equity method	3	3	5	4	2
Income from continuing operations before income tax	1,646	1,376	1,955	2,068	2,497
Income tax expenses, continuing operations	(519)	(531)	(800)	(748)	(893)
Net Income from continuing operations	1,127	845	1,155	1,320	1,605
Profit after tax from discontinued operations	—	170	593	378	642
Net income	1,127	1,015	1,748	1,698	2,246
Net income attributable to the parent Company	709	566	1,011	1,004	1,329
Net income attributable to non-controlling interests	417	448	738	694	918
Basic and diluted earnings from continuing operations per average number of shares (US$ per share)	0.012	0.009	0.013	0.015	0.019
Basic and diluted earnings from continuing operations per average number of ADS (US$ per ADS)	0.617	0.453	0.638	0.732	0.957
Basic and diluted earnings from discontinued operations per average number of shares (US$ per share)	―	0.002	0.008	0.006	0.010
Basic and diluted earnings from discontinued operations per average number of ADS (US$ per ADS)	―	0.116	0.392	0.290	0.512
Total basic and diluted earnings per average number of shares (US$ per share)	0.012	0.009	0.013	0.015	0.019
Total basic and diluted earnings per average number of ADSs (US$ per ADS)	0.617	0.453	0.638	0.732	0.957
Cash dividends per share (US$ per share)	0.005	0.007	0.010	0.012	0.009
Cash dividends per ADS (US$ per ADS)	0.249	0.332	0.509	0.607	0.451
Weighted average number of shares of common stock (millions)	57,453	49,769	49,093	49,093	45,219

Consolidated Statement of Financial Position Data
Total assets	20,169	16,851	21,754	26,240	28,931
Non-current liabilities	6,956	5,150	3,878	7,330	7,032
Equity attributable to the parent company	6,481	6,200	8,486	10,222	11,758
Equity attributable to non-controlling interests	1,798	1,680	3,047	3,424	4,458
Total equity	8,279	7,880	11,532	13,645	16,217
Capital stock(3)	6,763	6,904	8,173	9,566	11,109

Other Consolidated Financial Data
Capital expenditures (CAPEX)(4)	1,371	1,230	2,081	1,912	1,563
Depreciation, amortization and impairment losses(5)	728	630	550	683	772

(1)

Operating expenses represent raw materials and supplies used, other work performed by the entity, employee benefit expenses, depreciation and amortization expenses, impairment loss recognized in the period’s profit or loss and other expenses.

(2)	Financial results represent (+) financial income, (-) financial expenses, (+/-) foreign currency exchange differences and net gains/losses from indexed assets and liabilities.
(3)	Capital stock represents issued capital.
(4)	CAPEX figures represent cash flows used for purchases of property, plant and equipment and intangible assets for each year.
(5)	For further detail please refer to Note 29 of the Notes to our consolidated financial statements.

	As of and for the year ended December 31,
	2017	2016	2015	2014	2013
OPERATING DATA OF PRINCIPAL SUBSIDIARIES(1)

Edesur (Argentina)
Electricity sold (GWh)	17,736	18,493	18,492	17,972	18,110
Number of customers (thousands)	2,529	2,505	2,479	2,464	2,444
Total energy losses (%)(2)	12.0	12.0	11.6	10.8	10.8

Enel Distribución Río (Brazil)
Electricity sold (GWh)	11,091	11,181	11,096	11,678	11,025
Number of customers (thousands)	3,030	3,054	2,997	2,876	2,801
Total energy losses (%)(2)	20.4	19.4	20.9	20.3	19.8

Enel Distribución Ceará (Brazil)
Electricity sold (GWh)	11,522	11,628	11,229	11,165	10,705
Number of customers (thousands)	4,017	3,890	3,758	3,625	3,500
Total energy losses (%)(2)	13.6	12.5	12.5	12.8	12.5

Enel Distribución Goias (Brazil)
Electricity sold (GWh)	12,264	―	―	―	―
Number of customers (thousands)	2,928	―	―	―	―
Total energy losses (%)(2)	11.7	―	―	―	―

Codensa (Colombia)
Electricity sold (GWh)	13,790	13,632	13,946	13,660	13,332
Number of customers (thousands)	3,340	3,248	2,865	2,772	2,687
Total energy losses (%)(2)	7.8	7.1	7.1	7.2	7.0

Enel Distribución Perú (Peru)
Electricity sold (GWh)	7,934	7,782	7,624	7,339	7,030
Number of customers (thousands)	1,397	1,367	1,337	1,293	1,255
Total energy losses (%)(2)	8.2	7.8	8.1	8.2	8.0

Enel Américas(3)
Installed capacity in Argentina (MW)(4)	4,419	4,537	4,537	4,502	4,502
Installed capacity in Brazil (MW)(5)	1,354	1,372	992	987	987
Installed capacity in Colombia (MW)	3,467	3,509	3,509	3,460	2,925
Installed capacity in Peru (MW)(4)	1,979	2,026	1,977	1,984	1,842
Generation in Argentina (GWh)(4)	14,825	13,124	15,204	14,390	14,422
Generation in Brazil (GWh)(5)	4,034	4,034	4,398	5,225	4,992
Generation in Colombia (GWh)	14,765	14,952	13,705	13,559	12,748
Generation in Peru (GWh)(4)	7,430	8,698	8,801	9,062	8,489

(1)

Some information may be different than reported in previous periods. For further details, please refer to “Item 4. Information on the Company – B. Business Overview. – Electricity Distribution Business.”

(2)

Energy losses in distribution arise from illegally tapped energy as well as technical losses. They are calculated as the difference between total energy generated, and purchased (GWh) and the energy sold excluding tolls and energy consumption not billed (GWh), within a given period. Losses are expressed as a percentage of total energy purchased.

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

(5)	The 2017 data includes the capacity and generation of Volta Grande, as a result of its acquisition and consolidation since November 2017.

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of our shares of common stock on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile) and the Valparaíso Stock Exchange (Bolsa de Corredores de Valparaíso). These exchange rate fluctuations affect the price of our American Depositary Shares (“ADSs”) as well as the amount of dividends to be paid (see “Item 8. Financial Information ― A. Consolidated Statements and Other Financial Information ― Dividends”).  In addition, to the extent that significant financial liabilities are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

For further details regarding variations in the exchange rates between  the U.S. dollar and the local currency in each of the countries in which we operate, please refer to “Item 5. Operating and Financial Review and Prospects ― a. Operating Results. ― 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company ― d. Economic Conditions ― Local Currency Exchange Rate.”

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Certain South American countries have been historically characterized by frequent and occasionally drastic economic interventionist measures by governmental authorities, including expropriations, which may adversely affect our business and financial results.

Governmental authorities have altered monetary, credit, tariff, tax and other policies to influence the course of South American economies, including Argentina, Brazil, Colombia and Peru.  Even though we do not have investments in Chile, we are a company established under the laws of the Republic of Chile, and are subject to changes in Chilean tax, labor and monetary laws, among others.  Other governmental actions in these South American countries have also involved wage, price and tariff rate controls and other interventionist measures, such as expropriation or nationalization.

In the distribution business, if we do not meet certain minimum service and technical standards, we may lose our concessions.  In some concession areas, such as those in Buenos Aires and Río de Janeiro, it may be especially difficult to meet certain minimum standards, which if not met, empower regulators to revoke our concessions and reassign them to our competitors.

Changes in governmental and monetary policies regarding tariffs, exchange controls, regulations and taxation could reduce our profitability.  Inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to these circumstances, could also reduce our profitability.

Our businesses depend heavily on hydrology, droughts, flooding, storms, oceanographic currents and other weather conditions and these may adversely affect our operations and profitability.

Approximately 54% of our consolidated installed generation capacity in 2017 was hydroelectric.  Accordingly, extremely dry hydrological conditions could adversely affect our business, results of operations and financial condition.  Regional hydrological conditions have often been affected by two weather phenomena - El Niño and La Niña - that influence rainfall and result in droughts, impacting our ability to dispatch energy from our hydroelectric facilities.  In Brazil, where 76% of our installed capacity is hydroelectric, authorities have been forced to make regulatory changes through a modification of upper price limits, which are annually reviewed and are a consequence of the low hydrological contributions recorded since 2014, which in turn have had a direct impact on the short term electricity market, leading to an increase in thermal dispatch and spot prices.  According to Brazilian regulation, there exists a reallocation mechanism that allows hydro generators with energy deficits to buy at established prices from other hydro generators with surpluses; however, under the current drought scenario, all generators have energy generation deficits regarding their supply contracts, so they have been forced to buy in the spot market at much higher prices, around 300 reais per MWh.

Also, El Niño has affected Colombian hydrologic conditions in the past, where 87% of our installed capacity is hydroelectric, leading to rainfall deficits and high temperatures, and as a consequence, higher energy prices.  Each El Niño event is different and, depending on its intensity and duration, the magnitude of the social and economic effects could be material.  Peru experienced rain deficits, especially towards the end of 2016, and high volatility of hydrological conditions in 2017.  Even when our capacity in Peru is mostly thermal, extreme hydrological events have affected our non-thermal power plants.  In March 2017, “El Niño Costero” in Peru led to unusually heavy rains, while by the end of the year, rivers serving our hydroelectric plants were below their historical averages.  These situations have led marginal costs to be very volatile.

Thermal plant operating costs can be considerably higher than those of hydroelectric plants.  Our operating expenses increase during these drought periods when thermal plants are dispatched more frequently.  In addition, depending on our commercial obligations, we may need to buy electricity at higher spot prices in order to comply with our contractual supply obligations and the cost of these electricity purchases may exceed our contracted electricity sale prices, thus potentially producing losses from those contracts.  For further information with respect to the effect of hydrology on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects— A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company—a. Generation and Transmission Business.”

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

•

Thermal power plants that burn natural gas generate emissions such as nitrogen oxide (NO), carbon dioxide (CO2) and carbon monoxide (CO) gases.  When operating with diesel they release NO, sulfur dioxide (SO2) and particulate matter into the atmosphere.  Coal fired plants generate emissions of SO2 and NO.  Therefore, greater use of thermal plants during periods of drought generally increases the risk of producing a higher level of pollutants that could lead to penalties if emissions are above certain levels.

A full recovery from the drought that has been affecting the regions where most of our hydroelectric plants are located may last for an extended period and new drought periods may recur in the future. A prolonged drought may exacerbate the risks described above and have a further adverse effect upon our business, results of operations and financial condition.

The distribution business is also affected by weather conditions. Moderate temperatures, for instance, might decrease heating or air conditioning use, affecting energy consumption.  Even with extreme temperatures, demand can increase significantly within a short period of time, which could affect service and result in stoppages which may result in fines.  Depending on weather conditions, results obtained by our distribution business can vary from year to year.

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

Governmental authorities may also delay the distribution tariff review process, or tariff adjustments determined by governmental authorities may be insufficient to pass through our costs to customers as was the case with Edesur, our Argentine distribution subsidiary, between 2008 and January 2017 and currently with Codensa, our Colombian distribution company, whose tariff review was expected to occur by 2015, but which did not take place until January 2018.  Similarly, electricity regulations issued by governmental authorities in the countries in which we operate may affect the ability of our generation companies to collect revenues sufficient to offset their operating costs.

The inability of any company in our consolidated group to collect revenues sufficient to cover operating costs may affect our ability to operate as a going concern and may otherwise have an adverse effect on our business, financial results and operations.

Regulatory authorities may impose fines on our subsidiaries due to operational failures or any breach of regulations.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failures, in the four countries in which we operate.

Our electricity generation subsidiaries are supervised by local regulatory entities and may be subject to fines in cases where, in the opinion of the regulatory entity, the company is responsible for the operational failures that affect the regular energy supply to the system, resulting from the lack of coordination with the system operator, for instance.  In addition, our subsidiaries may be required to pay fines or compensate customers if those subsidiaries are unable to deliver electricity, even if such failures are not within their control, when those subsidiaries do not meet environmental or other standards.

We depend on payments from our subsidiaries and associates to meet our payment obligations.

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

Historically, we have not been able to access the cash flows of our operating subsidiaries at all times due to government regulations, strategic considerations, economic conditions and credit restrictions.

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

Contractual Constraints.  Distribution restrictions included in the credit agreements of our subsidiaries, including Enel Generación Piura, may prevent dividends and other distributions to shareholders if they are not in compliance with certain financial ratios.  Generally, our credit agreements prohibit distributions if there is an ongoing default.

Operating Results of Our Subsidiaries.  The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results.  To the extent that the cash requirements of any of our subsidiaries exceed their available cash, cash will not be upstreamed to us. For example, in 2016, Enel Distribución Río faced lower demand, higher non-technical losses and reduced tariffs, and cash was not then upstreamed to us.

In addition, the currency of any dividend paid by our subsidiaries is subject to depreciation in relation to our functional currency, which may have a negative impact on our ability to pay dividends to shareholders.

Any of the situations described above could adversely affect our business, results of operations and financial condition.

We are involved in litigation proceedings, especially in Brazil.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us.  In 2016, three claims presented against Enel Distribución Goias allege that the form of the privatization process was illegally carried out and seek the nullity of the process as well as indemnities.  The claimants include Banco Nacional de Desenvolvimento Econȏmico e Social (“BNDES”) and the International Finance Corporation (“IFC”).  There is a material risk associated with these litigation proceedings if Enel Brasil were to lose Enel Distribución Goias’s concession.  The resolution of the cases may take up to ten years.  Enel Distribución Goias is also involved in tax litigation from claims that date back to a period before its privatization, which may not only have an adverse effect on us but may divert our resources and our management’s attention for many years.

Our financial condition or results of operations could be adversely affected if we are unsuccessful in defending litigations or other lawsuits and proceedings against us.  For further information on litigation proceedings, please see Note 34.3 of the Notes to our consolidated financial statements.

Environmental regulations in the countries in which we operate and other factors may cause delays, impede the development of new projects or increase the costs of operations and capital expenditures.

Our operating subsidiaries are subject to environmental regulations which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators.  The approval of these environmental impact studies may be withheld and delayed by governmental authorities.

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

In the case of existing facilities, the current increasing regulation in the four countries where we have investments resulted in a higher risk of noncompliance, which forced us to implement specialized teams to manage compliance with regulations and to have a closer technical relationship with authorities to have a better understanding of all possible implications.

Delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments, which could adversely affect our business, results of operations and financial condition.

Our power plants, both in operation and projects, may encounter significant opposition from different groups that may delay their development, increase costs, damage our reputation and potentially result in impairment of our goodwill with stakeholders.

Our reputation is the foundation of our relationship with key stakeholders and other constituencies.  If we are unable to effectively manage real or perceived issues that could affect us negatively, our business, results of operations and financial condition could be adversely affected.

Most of the countries where we operate have adopted rules of consultation with local stakeholders in the preliminary phase of the evaluation process to avoid any risk of conflict and minimize the plant impacts.  Plants built before the adoption of these rules that were not submitted to local consultation may face opposition from several stakeholders, such as ethnic groups, environmental groups, land owners, farmers, local communities and political parties, among others.  Management of these conflicts may result in plant stoppages and in legal costs.

The operation of our thermal power plants, especially coal power plants, may also affect our goodwill with stakeholders, due to greenhouse gas emissions, which could adversely affect the environment.

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

Financial and political events in other parts of the world could also adversely affect our business.  For example, the 2016 presidential election in the United States considerably increased the volatility of financial markets worldwide based on the uncertainty of political decisions.  New United States policies could affect world markets and global trade and result in renewed volatility, especially in commodity prices.  Moreover, instability in the Middle East or in any other major oil producing region could also result in higher fuel prices worldwide, which in turn could increase the cost of fuel for our thermal generation plants and adversely affect our results of operations and financial condition.  Even temporary U.S. government shut‑downs, such as those that took place in 2013, and were threatened in February, 2018, can have a very adverse effect on the timing, execution and increased expense associated with our major transactions and reorganizations involving ADS holders and the U.S. Securities and Exchange Commission (“SEC”).

In addition, an international financial crisis and its disruptive effects on the financial industry could adversely impact our ability to obtain new bank financings on the same historical terms and conditions that we have benefited from to date.

Political events or financial or other crises could also diminish our ability to access the capital markets in the countries in which we operate as well as the international capital markets for other sources of liquidity, or increase the interest rates available to us.  Reduced liquidity could, in turn, adversely affect our capital expenditures, our long term investments and acquisitions, our growth prospects and our dividend payout policy.

South American economic fluctuations, political instability and corruption scandals may affect our results of operations and financial condition as well as the value of our securities.

All of our operations are located in four South American countries.  Accordingly, our consolidated revenues may be affected by the performance of South American economies as a whole.  If local, regional, or worldwide economic trends adversely affect the economy of any of the four countries in which we have investments or operations, our financial condition and results from operations could be adversely affected.  We have investments in Brazil, a volatile economy that has experienced political instability due to corruption scandals, involving several high ranking government officials, including the President of Brazil, who was impeached and forced to end her mandate in 2016.

Insufficient cash flows from our subsidiaries located in these volatile countries have resulted in their inability to meet debt obligations and the need to seek waivers to comply with some debt covenants or, to a limited extent, to require guarantees or other emergency measures from us as shareholders, including extraordinary capital increases.  For further details regarding financial support provided to our Brazilian subsidiaries, please refer to “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

Future adverse developments in these economies may impair our ability to execute our strategic plans, which could adversely affect our results of operations and financial condition.

In addition, South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries, which could adversely affect the value of our securities.

Construction of power plants may encounter delays and significant cost over-runs.

Our power plant projects may be delayed in obtaining regulatory approvals, or may face shortages and increases in the price of equipment, materials or labor, and they may be subject to construction delays, strikes, adverse weather conditions, natural disasters, civil unrest, accidents, and human error.  Any such event could adversely impact our results of operations and financial condition.

Market conditions when the projects are initially approved may significantly differ from those that prevail when the projects are completed, which in some cases make them commercially unfeasible.  The locations where we may develop new projects are also sometimes highly challenging in terms of geographical topography, such as mountain slopes, jungles or other areas with very limited access.  These factors may also lead to significant delays and cost overruns.

We may be unable to enter into suitable acquisitions.

On an ongoing basis, we review acquisition prospects that may increase our market coverage or supplement our existing businesses, though there can be no assurance that we will be able to identify and consummate suitable acquisition transactions in the future.  The acquisition and integration of independent companies that we do not control is generally a complex, costly and time-consuming process and requires significant efforts and expenditures.  If we consummate further acquisitions, such as those carried out for Enel Distribución Goias in February 2017 and Volta Grande in November 2017, they could result in the incurrence of substantial debt and assumption of unknown liabilities, the potential loss of key employees, amortization expenses related to tangible assets and the diversion of management’s attention from other business concerns.  Any delays or difficulties encountered in connection with acquisitions and the integration of multiple operations could have a material adverse effect on our business, financial condition or results of operations.

Our business and profitability could be adversely affected if water rights are denied or if water concessions are granted with limited duration or the cost of water rights is increased.

We own water rights for the supply of water from rivers and lakes near our production facilities, granted by each countries’ respective authority.  In Colombia, water rights or water concessions are granted for different periods for each of our power plants, in some cases for up to 50 years; however, these concessions may be revoked for specific reasons, including a progressive decrease or depletion of water for instance.  In Colombia, water for human consumption has priority over any other use.  In Peru, the concessions are granted for indefinite periods and could be revoked due to scarcity or a decline in service quality.

Any limitations on our current water rights, our need for additional water rights, or our current unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability.

Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.

Even though our functional currency is the U.S. dollar, our subsidiaries generate revenues in Argentine pesos, Nuevos Soles, Brazilian reais and Colombian pesos.

We generally have been and will continue to be materially exposed to currency fluctuations of our local currencies against the U.S. dollar because of time lags and other limitations to peg our tariffs to the U.S. dollar.  Because of this exposure, the cash generated by our subsidiaries can decrease substantially, expressed in U.S. dollars, when local currencies have suffered a devaluation against the U.S. dollar.  Future volatility in the exchange rate of the currencies in which we receive revenues or incur expenditures may adversely affect our business, results of operations and financial condition, especially when measured in U.S. dollars.

Our long term energy sale contracts are subject to fluctuations in the market prices of certain commodities, energy and other factors.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts into which we have entered.  Our subsidiaries have material obligations as selling parties under long term fixed-price electricity sales contracts.  Prices in these contracts are indexed for different commodities, the exchange rate, inflation, and the market price of electricity.  Adverse changes to these indices would reduce the rates we charge under our long term fixed-price electricity sales contracts, which could adversely affect our business, results of operations and financial condition.  In our distribution business, we are also exposed to fluctuations in energy prices.

In some countries, including Peru, where our customers may freely select unregulated tariffs, such choice may be detrimental to the operating income we would have received had they selected a regulated regime instead.  Customers may also sometimes choose an alternative energy provider, which could adversely affect our business, results of operations and financial condition.

Our controlling shareholder may exert influence over us and may have a different strategic view for our development than that of our minority shareholders.

Enel, our controlling shareholder, owns 51.8% of our share capital as of December 31, 2017 and has the power to determine the outcome of substantially all material matters that require shareholders’ votes, in accordance with Chilean corporate law, such as the election of the majority of our board members and, subject to contractual and legal restrictions, adoption of our dividend policy.  Enel also exercises significant influence over our business strategy and operations.  Its interests may in some cases differ from those of our minority shareholders.  For example, Enel conducts its business operations in the field of renewable energy in non‑Chilean South American countries through Enel Green Power S.p.A. in which we have no equity interest.  Certain conflicts of interest affecting Enel in these matters may be resolved in a manner that is different from interests of our company or our minority shareholders.

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

As an example, in March 2017, “El Niño Costero” in Peru led to unusually heavy rains, which flooded the Santa Eulalia River, caused innumerable landslides and avalanches in the coastal basins of Peru and resulted in the stoppage of several of our hydroelectric plants, mainly our Callahuanca (81 MW) and Moyopampa (69 MW) hydroelectric plants.  Five plants temporarily ceased operations on March 16, 2017 and one of them remains out of service as of the date of this Report.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, and risks related to refinancing our maturing debt; we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2017, our consolidated interest-bearing debt totaled US$ 5,004 million.

Our consolidated interest-bearing debt had the following maturity profile:

•	US$ 671 million in 2018;
•	US$ 1,742 million from 2019 to 2020;
•	US$ 986 million from 2021 to 2022; and
•	US$ 1,605 million thereafter.

Set forth below is a breakdown by country for debt maturing in 2018:

•	US$ 289 million for Brazil;
•	US$ 266 million for Colombia;
•	US$ 102 million for Peru;
•	US$ 11 million for Chile; and
•	US$ 3 million for Argentina.

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

In the event that we or any of our significant subsidiaries breach any of these material contractual provisions, our debtholders may demand immediate repayment, and a significant portion of our indebtedness could become due and payable.  For example, Enel Distribución Río has been facing financial problems as a consequence of the Brazilian economic and political situation, which led to lower electricity demand, higher costs related to inflation and a deterioration of cash flows and EBITDA.  This required Enel Distribución Río to renegotiate some of its financial covenants between December 2015 and January 2016, in order to avoid a breach of contract.  There is an additional risk of covenant noncompliance if the economic environment in Brazil continues to deteriorate.  In March 2016, as a consequence of Enel Distribución Río’s weak creditworthiness, we guaranteed Enel Distribución Río’s US$ 75 million three-year bank term loan.  Later, in July 2016, we also granted intercompany loans to Enel Brasil to provide them with financial stability.  For further details, please refer to “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”  During 2017, we have been closely monitoring financial covenants of Enel Distribución Río, considering their currently fragile financial condition.

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

As of the date of this Report, Brazil is the country with our highest refinancing risk.  As of December 31, 2017, third-party debt of our Brazilian subsidiaries amounted to US$ 1,715 million.  Our inability to finance new projects or capital expenditures or to refinance our existing debt could adversely affect our results of operation and financial condition.

We rely on electricity transmission facilities that we do not own or control.  If these facilities do not provide us with an adequate transmission service, we may not be able to deliver the power we sell to our final customers.

We depend on transmission facilities owned and operated by other companies to deliver the electricity we sell.  This dependence exposes us to several risks.  If transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity.  If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient.  If restrictive transmission price regulation is imposed, transmission companies upon whom we rely may not have sufficient incentives to invest in expansion of their transmission infrastructure, which could adversely affect our operations and financial results.  The construction of new transmission lines may take longer than in the past, mainly because of social and environmental requirements that are creating uncertainties as to the timing of project completion.  In addition, in some of the countries in which we operate, the increase of non-conventional renewable energy (“NCRE”) projects in the region is congesting the current transmission systems as these projects can be built relatively quickly, while new transmission projects may take longer to be built.

We also rely on pipelines to obtain natural gas, mainly in Peru, where most of our capacity is thermal.  The Peruvian system had faced gas and energy congestion due to the lack of sufficient capacity in the pipeline and transmission lines, respectively, which led to higher spot prices.  Until October 1, 2017, a limit to spot prices was still in place since 2008 when transmission and pipeline restrictions drove Peruvian authorities to implement a special spot price calculation model.  The maximum price was US$ 95/MWh.  Even when the price limit was originally established due to pipeline restrictions, the lack of transmission capacity, mainly in southern Peru, extended the use of the maximum price determination model.  During the first half of October 2017, in the absence of the spot price limit and due to the delay in commissioning the new transmission line, spot prices were unusually high in southern Peru (with a maximum of US$ 180 per MWh), while simultaneously very low in the central part of the country.  Dispatching the energy surplus in the central region to the southern region of Peru was not possible.  Similar situations may occur in the future as well as in the other countries in which we operate, affecting our operating results.

Any such disruption, failure or lack of transmission facilities could interrupt our business or affect prices in the market, which could adversely affect our results of operations and financial condition.

Our thermal generation facilities in the four countries where we operate purchase gas, coal, diesel and other fuels to produce electricity, depending on the power plants’ technology.  Any contract breach or supply shortage may prevent our facilities from producing electricity in a timely manner.

For instance, our subsidiary Fortaleza owns and operates a 327 MW natural gas combined-cycle power plant, with the capacity to generate one-third of the electricity requirements of the 8.8 million people in Ceará.  Fortaleza has a contract with Petrobras, designated by the Brazilian Federal Government to supply natural gas under the Thermoelectric Priority Program, under which the gas supply to Fortaleza is guaranteed until 2023 at a contractually defined price.  The main purpose of the contract is to avoid a short term energy crisis by providing security through thermal generation, as hydro power plants are vulnerable to hydrological conditions.  In September 2017, after 15 years of continuous supply, Petrobras notified Fortaleza of its intention to end the contract, claiming a price imbalance compared to current market conditions.  In December 2017, when the gas supply was to be suspended, a court issued an injunction that guaranteed the natural gas supply by Petrobras to Fortaleza.  However, in February 2018, the court suspended the injunction and Petrobras notified Fortaleza once again that the gas supply was suspended.  Fortaleza stopped operations in March, 2018 due to the gas supply shortage and as of the date of this Report remains out of service.

A thermoelectric plant stoppage would also affect Enel Distribución Ceará’s operations since all of Fortaleza’s generation is contracted with Enel Distribución Ceará until 2023, when Fortaleza’s concession will end.  This situation could adversely affect not only our Brazilian business, results of operations and financial condition, but may have a direct effect on our consolidated financial condition, due to the likely noncompliance of financial covenants and other contractual covenants in the majority of our Brazilian subsidiaries, and may also affect our reputation.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees as well as if we are not able to retain key employees.

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

All of our investments are located outside of the United States.  All of our directors and all of our officers reside outside of the United States and most of their assets are located outside the United States as well.  If any investor were to bring a lawsuit against our directors and officers in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons, or to enforce against them, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States, in United States or Chilean courts.  In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

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

IT Systems are becoming more vital worldwide and the electricity sector is not an exception.  In our generation business, IT Systems are critical in monitoring our power plants’ operations, maintaining generation and network performance, adequately generating invoices to customers, achieving operating efficiencies and meeting our service targets and standards.  Our distribution subsidiaries could also be affected adversely because they rely heavily on IT Systems to monitor their grids (known in some countries as smart grids due to the higher digitalization of the market), billing processes for millions of customers and customer service platforms.  In Colombia, and to a much lesser degree in Argentina, we have installed smart meters, which will allow bi-directional communication and digitized and interconnected networks.  Temporary or long-lasting operational failures of any of these IT Systems, either intentional or not, could have a material adverse effect on our results of operations. Additionally, cyber-attacks can have an adverse effect on our reputation and our relationship with the community. Over the last few years, global cyber-attacks on security systems, treasury operations, and IT Systems have intensified worldwide.  We are exposed to cyber-attacks aimed at damaging our assets through computer networks, cyber spying involving strategic information that may be beneficial for third parties and cyber-theft of proprietary and confidential information, including information of our customers. We are also exposed to denial-of-service attacks that may affect the accessibility of our services to our users and attacks that may affect our domain name systems, preventing the use of certain useful web pages and applications.

We have experienced cyber-attacks in the past.  Further cyber-attacks may occur and may affect us adversely in the future.

Item 4.Information on the Company

A.	History and Development of the Company.

History

We are a publicly held limited liability stock corporation headquartered in Chile and organized on June 19, 1981 under the laws of the Republic of Chile.  Since January 1983, we have been registered in Santiago with the CMF (which replaced the former SVS) under Registration No. 0175.  We have also been registered with the SEC under the commission file number 001-12440 since October 19, 1993.  We are referred to by our full legal name, Enel Américas S.A., as well as by “Enel Américas.”  Our shares are listed and traded on the Chilean Stock Exchanges and our ADSs are listed and traded on the NYSE.

Our contact information in Chile is:

Contact Person:	Nicolás Billikopf
Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Email:	Nicolas.billikopf@enel.com
Telephone:	(56-2) 2353-4628
Web site:	www.enelamericas.cl

We are an electricity utility company engaged, through our subsidiaries and affiliates, in the generation, transmission and distribution of electricity businesses in Argentina, Brazil, Colombia, and Peru. As of December 31, 2017, we had 11,444 MW of installed generation capacity and 17.2 million distribution customers.  Our installed capacity is comprised of 110 generation units in the four countries in which we operate, of which 54% are hydroelectric power plants.  As of December 31, 2017, we had consolidated assets of US$ 20.2 billion and operating revenues of US$ 10.5 billion.

Since June 2009, our controlling shareholder has been the Italian company Enel, which as of December 31, 2017, held a 51.8% ownership of our shares.  Enel is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America.  Enel operates in over 30 countries across four continents, produces energy through a net installed capacity of 83 GW and distributes electricity and gas through a network covering 2.1 million kilometers.  With over 65 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and EBITDA.  Enel publicly trades on the Milan Stock Exchange.

We are one of the largest publicly listed companies in the electricity sector in South America.  We trace our origins to Compañía Chilena de Electricidad Ltda. (“CCE” in its Spanish acronym), which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica (“CONAFE” in its Spanish acronym), with operations dating back to 1919.  In 1970, the Chilean government nationalized CCE.  During the 1980s, the sector was reorganized through the Chilean Electricity Law, known as the Decree with Force of Law No. 1 of 1982 (“DFL 1”).  CCE’s operations were divided into one generation company, AES Gener S.A. (“Gener”), a currently unrelated company, and two distribution companies, one with a concession in the Valparaíso Region, Chilquinta S.A., a currently unrelated company, and the other with a concession in the Santiago Metropolitan Region, Compañía Chilena Metropolitana de Distribución Eléctrica S.A.  From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization.  In August 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. changed its name to Enersis S.A. (“Enersis”), and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A. (currently Enel Distribución Chile S.A.).  In the 1990s, we diversified into non‑Chilean electricity generation, transmission and distribution in other South American countries.  Subsequent to the 2016 Reorganization (described below), we no longer hold electricity assets in Chile, but instead hold electricity generation, transmission and distribution assets in Argentina, Brazil, Colombia and Peru.

We began international operations in 1992 with our investment in the distribution company Edesur and the generation company Costanera in Argentina.  We then expanded into Peru in 1994 through an investment in the distributor Edelnor (now “Enel Distribucion Perú”) and in 1995 acquired the electricity generation company Edegel (now “Enel Generacion Perú”).  Our presence in Brazil and Colombia began in 1996 through an investment in the Brazilian distributor Ampla (now “Enel Distribución Río”), and the Colombian generator, Codensa.  In 1997 we acquired the Colombian generator Emgesa.  In 1998 we acquired Coelce (now “Enel Distribución Ceará”) and in 2002 Fortaleza in the state of Ceará.  In 2005, Enel Brasil was formed in order to manage all the generation, transmission and distribution assets held in Brazil, namely, Enel Distribución Río, Enel Distribución Ceará, Fortaleza, Cien and Cachoeira Dourada. This involved participating in the transmission business through Cien.

In 2006, in Peru, Empresa de Generación Termoeléctrica Ventanilla S.A., a Peruvian generation company that was owned by the Spanish electric utility, Endesa, S.A. (“Endesa Spain”) at the time, merged with and into Edegel (“Enel Generación Perú”) becoming a 457 MW thermoelectric generation company.

In September 2007, we merged our generation subsidiaries in Colombia into our Colombian generation company Emgesa.  As of December 31, 2017, we held a 48.5% interest in Emgesa and, pursuant to a shareholders’ agreement, we control and consolidate the company.  For more information regarding the control and consolidation of Emgesa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

In October 2009, Enel Generación Chile purchased an additional 29.4% of Enel Generación Perú, increasing our economic interest in Enel Generación Perú from 19.8% to 37.5%.  In October 2009, we also acquired an additional 24% of our Peruvian subsidiary, Enel Distribución Perú, increasing our economic interest in the company from 33.5% to 57.5%.

In June 2012, Endesa Spain, our parent company at the time, proposed a capital increase in our Company through in-kind contributions from all of its equity interests in 25 companies in the five South American countries in which we operated.  The other shareholders had the right to contribute their proportional participation in cash.  The capital increase was first offered to existing shareholders through a preemptive rights offering registered with the CMF and the U.S. SEC and subsequently through a follow-on offering, which ended on March 28, 2013.  The total Ch$ 2,846 billion (US$ 6 billion at that time) capital increase consisted of Ch$ 1,714 billion (US$ 3.6 billion) of in-kind contributions from Endesa Spain and Ch$ 1,132 billion (US$ 2.4 billion) in cash from minority shareholders (the “2013 capital increase”).

Following the 2013 capital increase, we acquired additional interests in certain companies, directly or indirectly through our subsidiaries, including the following transactions:

•

On January 14, 2014, we submitted a voluntary public offer to purchase the shares of our subsidiary Enel Distribución Ceará that did not belong to us.  The investment amounted to Ch$ 133 billion (at that time).  As a consequence of this transaction in May 2014, we reached a 64.9% economic interest in Enel Distribución Ceará.  Following the 2016 Reorganization process, and as of December 31, 2017, we held a 73.8% economic interest in Enel Distribución Ceará.

•

On April 30, 2014, we announced the purchase of all indirectly held shares that Inkia Americas Holdings Limited had in Generandes Perú S.A. (equal to 39.0% of such company), the controlling company of Enel Generación Perú.  The total investment amounted to Ch$ 243 billion (US$ 413 million at that time).  As result of this transaction, in September 2014, we increased the indirect economic interest in Enel Generación Perú by 21%, to 58.6%.

•

On November 30, 2016, our subsidiary Enel Brasil presented the best offer for the acquisition of a 94.8% shareholding of Celg Distribuição S.A. (“Enel Distribución Goias”) in a tender process organized by the Brazilian Government through BNDES.  Enel Distribución Goias is a Brazilian distribution company located in the state of Goias.  The offer amounted to R$ 2,187 million (US$ 640 million).  The acquisition took place on February 14, 2017, after being approved by the antitrust authority, Conselho Administrativo de Defesa Econômica (“CADE”), and the regulatory body, Agência Nacional de Energia Elétrica (“ANEEL” in its Portugese acronym). In May 2017, Enel Brasil adquired an additional 5% of Enel Distribución Goias, now wholly owned, for R$ 82 million.

•

On September 27, 2017, our subsidiary Enel Brasil was awarded the 30-year concession auctioned by the Brazilian regulator to operate Volta Grande, the 380 MW hydroelectric power plant located in the State of Minas Gerais, previously owned by Cemig.  The power plant started commercial operations in 1974.  It is comprised of four generation units with an installed capacity of 95 MW each.  The tender amounted to R$ 1,419 million (US$ 445 million) and the payment took place on November 30, 2017.  To carry out this transaction, we fully subscribed and paid a cash capital increase in Enel Brasil amounting to R$ 568 million (US$ 178 million).  This capital increase was partially financed with the remaining proceeds of the 2013 capital increase.

On October 4, 2017, our wholly owned subsidiary Enel Perú acquired a 7.5% stake of Enel Distribución Perú (formerly Edelnor) on the Lima Stock Exchange.  This transaction amounted to 262 million Peruvian soles (US$ 80 million).  As a result, we increased our economic interest in Enel Distribución Perú to our current 83.2%.

During 2017, we participated in several capital increases in Enel Brasil.  These transactions were carried out for the following reasons: i) to finance the acquisitions of Enel Distribución Goias and Volta Grande’s concession in 2017; and ii) to simplify our corporate structure.  In November 2017, Enel Brasil executed a capital increase paid with in-kind contributions by us with all of our direct shareholdings of Enel Distribución Ceará and Enel Distribución Río.  Therefore, as of December 31, 2017, our participation in Brazil is entirely through our wholly owned subsidiary Enel Brasil.

On October 23, 2014, Endesa Spain sold 9,967,630,058 of our shares (representing a 20.3% interest) directly held by it and 100% of its shareholding in Enel Latinoamérica (owner of 40.3% of our shares) to Enel Iberoamérica, a subsidiary of Enel.  In December 2016, Enel Iberoamérica absorbed Enel Latinoamérica through a merger.  In 2017, Enel Iberoamérica implemented a cross-border demerger to separate the Iberian and Latin American businesses of Enel Iberoamérica.  The demerger resulted in the formation and spin-off of Enel South America, a new Italian company wholly owned by Enel, holding among other things, the 60.6% ownership interest in Enel Américas.  Enel South America merged into Enel, effective November 16, 2017.  As a result, Enel continues to be our ultimate controlling shareholder, with a 51.8% direct ownership interest.

The 2016 Reorganization

During 2016, our shareholders carried out a reorganization process to separate the Chilean businesses from the non-Chilean businesses (the “2016 Reorganization”).

The first phase of the 2016 Reorganization involved the separation of the respective Chilean and non-Chilean electricity generation, transmission and distribution businesses of Empresa Nacional de Electricidad S.A. (“Endesa Chile”), Chilectra and Enersis by means of a “demerger” under Chilean law and the subsequent distribution of the shares of the newly created entities to each company’s respective shareholders (collectively, the “Spin-Offs”).  Following the approvals of the Spin-Offs by the shareholders of Enersis, Endesa Chile and Chilectra at their extraordinary shareholders’ meetings held on December 18, 2015, the “demerger” or separation of the businesses occurred on March 1, 2016 and the Spin-Offs were completed in April 2016, with the creation and public listing of the shares of the newly incorporated entities: Enersis Chile S.A. (“Enersis Chile”), Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”).  As a result of the Spin-Offs: (i) Endesa Chile spun-off Endesa Américas, which held the non-Chilean businesses of Endesa Chile, (ii) Chilectra spun-off Chilectra Américas, which held the non-Chilean businesses of Chilectra and (iii) Enersis spun-off Enersis Chile, now Enel Chile S.A., which held the Chilean businesses of Enersis.

The second phase of the 2016 Reorganization involved the merger between the companies holding the non‑Chilean assets.  On September 28, 2016, the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas, approved the merger of Endesa Américas and Chilectra Américas with and into Enersis Américas, having Enersis Américas continue as the surviving company.  The merger combined the non-Chilean generation, transmission and distribution businesses under a single holding company, contributed to the simplification of the corporate structure of the group and provided benefits such as subsidiary cash leakage reduction, strategic interest alignment and increased decision-making and operational efficiencies.  The merger became effective on December 1, 2016.  As a consequence of the merger, we issued 9,232,202,625 new shares, of which 872,333,871 shares were deemed reacquired and held as treasury stock, which were cancelled as a result of the approval of the cancellation by the shareholders at the ESM held on April 27, 2017.  As a result, our ultimate controlling shareholder, Enel, currently owns 51.8% of our outstanding shares.

As part of this process, Enersis changed its name to Enersis Américas S.A. on March 1, 2016 and subsequently to Enel Américas S.A. on December 1, 2016. On October 18, 2016 (i) Endesa Chile changed its name to Enel Generación Chile S.A.; (ii) Chilectra changed its name to Enel Distribución Chile S.A.; and (iii) Enersis Chile S.A. changed its name to Enel Chile S.A.

Capital Investments, Capital Expenditures and Divestitures

We coordinate our overall financial strategy, including the terms and conditions of loans and intercompany advances entered into by our subsidiaries, to optimize debt and liquidity management.  Generally, our operating subsidiaries independently plan capital expenditures financed by internally generated funds or direct financings.  One of our goals is to focus on investments that will provide long-term benefits, such as energy loss reduction projects.  Although we have considered how these investments will be financed as part of our budget process, we have not committed to any particular financing structure, and investments will depend on the prevailing market conditions at the time the cash flows are needed.

Our investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project in accordance with expected profitability and strategic fit.  Investment priorities are currently focused on the distribution business, related to network reliability, capacity improvement and new technology developments such as smart meters.

For the 2018-2020 period, we expect capital expenditures in our subsidiaries to amount to US$ 5,233 billion, related to investments currently in progress, maintenance of our distribution network, maintenance of existing generation plants and in the studies required to develop other potential generation and distribution projects.  For further detail regarding these projects, please see “Item 4. Information on the Company — D. Property, Plants and Equipment — Projects Under Development.”

The table below sets forth the expected capital expenditures for the 2018-2020 period and the capital expenditures incurred in 2017, 2016 and 2015:

	Estimated 2018-2020	2017	2016	2015
	(in millions of US$)
Capital expenditures(1)	5,233	1,371	1,230	2,081

(1)	Capex amounts represent effective payments for each year, net of contributions, except for future projections.

In the past, we have reported a five‑year estimate of future capital expenditures.  However, while our planned investments go beyond the three years highlighted in this table, we are now reporting three years so as to be better aligned with Enel’s three-year industrial plan that was disclosed in November 2016.  For further information, please refer to “Item 4. Information on the Company — D. Property, Plants and Equipment. — Project Investments” and “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations.”

Capital Expenditures 2017, 2016 and 2015

An important part of our capital expenditures are related to non-discretionary investments that include maintenance of existing installed capacity to increase the quality and operation standards of our facilities.

In our distribution business, our capital expenditures over the last three years were related principally to expand the service in response to increasing demand for energy and new customers, to improve quality of service, improve safety and to prevent energy losses, mainly in Brazil.  During 2017, we invested U$ 827 million in our Brazilian distribution companies and US$ 266 million in Codensa, our Colombian distribution company.  We plan to continue to expand our services, increasing the connections available to end customers, and reduce energy losses to improve efficiency and profitability.

In the generation business, during 2015 we began commercial operations for the 400 MW El Quimbo plant in Colombia November 2015. During 2016, we invested in a new 51 MW unit “TG-6” for the Malacas thermal power plant, owned by Enel Generación Piura in Peru, to substitute the Mitsubishi non-operating units (TG1, TG2 and TG3) and to increase generation using available LNG.  The new unit started commercial operations in February 2017. During 2017, the focus of our capital expenditures in the generation business was in Emgesa and in Peru.  In Emgesa we started the improvements to our thermal power plant Termozipa to reduce its environmental impact and to extent its useful life.  The environmental upgrade aims to achieve the best environmental standards for gas emissions among coal-fired power plants in Latin America.  In Peru we were focused on the reconstruction of our hydroelectric power plants affected by the heavy rains at the begginig of 2017, which led the Callahuanca and Moyopampa power plants with several damages.  We also invested in maintenance activities and modernization of civil works and hydraulic units in Peru.

Projects in progress will be financed with resources provided by external financing as well as internally generated funds.

B.	Business Overview.

We are a publicly held limited liability stock corporation headquartered in Chile, but with consolidated operations in Argentina, Brazil, Colombia, and Peru. Our core businesses are electricity generation, transmission and distribution.

The table below presents our revenues by reportable segments and by operating segments within such reportable segments.

	Year ended December 31,
	2017	2016	2015	Change 2017 vs. 2016
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	300	307	324	(2)
Costanera	152	137	154	11
El Chocón	58	42	61	40
Dock Sud	88	128	107	(31)
Other	1	1	2	55

Generation and Transmission Business in Brazil	830	572	467	45
Cachoeira Dourada	503	285	140	76
Fortaleza	261	236	243	11
Cien	89	77	85	15
Volta Grande	9	—	—	n.a.
Other	(32)	(26)	(0)	24

Generation and Transmission Business in Colombia	1,160	1,152	1,189	1
Emgesa	1,160	1,152	1,189	1

Generation and Transmission Business in Peru	730	679	669	8
Enel Generación Perú	646	587	585	10
Enel Generación Piura	87	96	89	(9)
Other Generation and Transmission Business reportable segment	(3)	(4)	(5)	(27)

Total Generation and Transmission Business reportable segment	3,020	2,710	2,650	11

Distribution Business in Argentina	1,277	982	928	30
Edesur	1,277	982	928	30

Distribution Business in Brazil	4,651	2,491	2,806	87
Enel Distribución Río	1,662	1,301	1,568	28
Enel Distribución Ceará	1,453	1,190	1,237	22
Enel Distribución Goias	1,536	—	—	n.a.

Distribution Business in Colombia	1,543	1,366	1,351	13
Codensa	1,543	1,366	1,351	13

Distribution Business in Peru	884	865	858	2
Enel Distribución Perú	884	865	858	2

Total Distribution Business reportable segment	8,355	5,705	5,943	46
Less: Consolidation adjustments and non-core activities	(835)	(729)	(495)	15
Total Revenues	10,540	7,686	8,097	37.1

For further information related to our revenues and total income see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 33 of the Notes to our consolidated financial statements.

Electricity Generation Business

As of December 31, 2017, electricity generation represented 27% of our operating revenues and 53% of our operating income before consolidation adjustments.

In 2017, our consolidated electricity sales were 56,051 GWh and our production was 41,053 GWh, a 10.8% and 1.5% increase respectively, compared to 2016. Our total installed capacity in 2017 was 11,219 MW, an 434 MW increase compared to 2016.

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

The following tables summarize the operating data relating to our electricity generation:

	Year ended December 31,
	2017	2016	2015
Argentina
Number of generating units(1)	29	29	25
Installed capacity (MW)(2)	4,537	4,537	4,502
Electricity generation (GWh)	14,825	13,124	15,204
Energy sales (GWh)	14,852	13,312	15,770
Brazil
Number of generating units(1)(3)	17	13	13
Installed capacity (MW)(2)(3)	1,372	992	987
Electricity generation (GWh)	4,034	3,665	4,399
Energy sales (GWh)	12,587	9,448	6,541
Colombia		,
Number of generating units(1)	36	36	36
Installed capacity (MW)(2)	3,509	3,509	3,460
Electricity generation (GWh)	14,765	14,952	13,705
Energy sales (GWh)	18,156	18,015	16,886
Peru
Number of generating units(1)(4)	28	27	27
Installed capacity (MW)(2)	2,026	1,977	1,984
Electricity generation (GWh)	7,430	8,698	8,801
Energy sales (GWh)	10,457	9,800	9,283
Total
Number of generating units(1)	110	105	101
Installed capacity (MW)(2)	11,444	11,014	10,933
Electricity generation (GWh)	41,053	40,438	42,109
Energy sales (GWh)	56,051	50,575	48,480

(1)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plants and Equipment — Property, Plant and Equipment of Generating Companies.”
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

(3)	In Brazil, Volta Grande was purchased by Enel Brasil in November 2017, adding four generation units with a total installed capacity of 380 MW.
(4)	In Peru, unit TG6 of the Malacas thermal plant started its commercial operations with 51 MW on February 25, 2017.

In the electricity industry, it is common to divide the business into hydroelectric and thermoelectric generation because each type of generation has significantly different variable costs. Thermoelectric generation requires the purchase of fuel, which generally leads to higher variable costs than the hydroelectric generation from reservoirs or rivers that generally has minimal variable costs. Of our total consolidated generation in 2017, 55.1% was from hydroelectric sources, and 44.9% was from thermal sources.

The following table summarizes our consolidated generation by type of energy:

CONSOLIDATED GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2017		2016		2015
	Generation	%	Generation	%	Generation	%
Hydroelectric	22,618	55.1	22,550	55.8	22,171	52.7
Thermal	18,435	44.9	17,889	44.2	19,938	47.3
Total generation	41,053	100	40,439	100	42,109	100

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

The following table contains information regarding our consolidated sales of electricity by type of customer for each of the periods indicated:

CONSOLIDATED ELECTRICITY SALES BY CUSTOMER TYPE (GWh)

	Year ended December 31,
	2017		2016		2015
	Sales	%	Sales	%	Sales	%
Regulated customers	11,693	20.9	18,702	37.0	17,937	37.0
Unregulated customers	6,463	11.5	13,619	26.9	9,605	19.8
Total contracted sales(1)	18,156	32.4	32,321	63.9	27,542	56.8
Electricity pool market sales	37,896	67.6	18,254	36.1	20,938	43.2
Total electricity sales	56,051	100	50,575	100	48,480	100

(1)	Includes the sales to distribution companies without contracts in Peru.

Specific energy consumption limits (measured in GWh) for regulated and unregulated customers are country specific. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall, the amount of our thermal generation normally increases. This involves an increase of the total fuel cost and the costs of its transportation to the thermal generation power plants. Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, which requires us to purchase electricity in the pool market at spot prices in order to satisfy our contractual commitments. The cost of these purchases at spot prices may, under certain circumstances, exceed the price at which we sell electricity under contracts and, therefore, may result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any year by limiting our contractual sales requirements to a quantity that does not exceed the estimated production in a dry year. To determine an estimated production in a dry year, we take into consideration the available statistical information concerning rainfall, hydrological levels, and the capacity of key reservoirs. In addition to limiting contracted sales, we may adopt other strategies including installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers. (For further details about hydrological conditions and their effects on our business, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company — a. Generation and Transmission Business.”

Seasonality

While our core businesses are subject to weather patterns, generally only extreme events such as prolonged droughts, which may adversely affect our generation capacity, rather than seasonal weather variations, materially affect our operating results and financial condition.

The generation business in the countries where we operate are affected by seasonal changes throughout the year. The months with the most precipitation in Argentina are typically May through August, with snow melts typically occurring between October and December. In Brazil, due to its tropical weather, rainfall is mostly concentrated in summer from November through May, and it is lightest during the winter. The months with the most precipitation in our operating area in Colombia are typically April and May as well as October and November. The months with the most precipitation in Peru are typically November through March.

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

Operations in Argentina

We participate in electricity generation in Argentina through our subsidiaries Costanera, El Chocón and Dock Sud, with an aggregate of 29 power units with a total installed capacity of 4,537 MW. Costanera owns eleven thermal units, with a total installed capacity of 2,304 MW, El Chocón owns nine hydroelectric units and four diesel engines, with a total installed capacity of 1,364 MW, and Dock Sud owns five thermal units with a total installed capacity of 870 MW. Our hydro and thermal generation units in Argentina represented 12.5% of the Argentine National Interconnected System’s (“Argentine NIS”) installed capacity in 2017.

Our Argentine subsidiaries have stakes in three additional companies: Termoeléctrica Manuel Belgrano S.A., Termoeléctrica San Martín S.A. and Central Vuelta de Obligado S.A. These companies were formed to undertake the construction of three new generation facilities for a fund called “FONINVEMEM”, whose purpose is to increase electricity capacity and generation within the Argentine wholesale electricity market. By December 2017, the total aggregate capacity of these units was 2,300 MW (868 MW from Manuel Belgrano, 865 MW from San Martín and 567 MW from Vuelta de Obligado).

As of December 31, 2017, Costanera’s installed capacity accounted for 6.3% of the total installed capacity in the Argentine NIS. Both Costanera’s steam turbine power plant and second combined-cycle plant can operate with either natural gas or diesel.

El Chocón accounted for 3.8% of the installed capacity in the Argentine NIS as of December 31, 2017. El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate installed capacity of 1,328 MW. The larger of the two facilities for which El Chocón has a concession of 1,200 MW of installed capacity is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine NIS major peak suppliers. Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity.

In November 2008, we completed construction on the Arroyito dam, and increased the elevation of the reservoir’s water level, which allows the release of water at an additional 1,150 m3/sec, for a total of 3,750 m3/sec. A portion of the Arroyito facility’s generation is sold under the “Energy Plus” program, which provides for the new electricity capacity to supply the electricity demand growth, using the 2005 demand level for electricity as a base. For details on “Energy Plus,” see “Item 4. Information on the Company

— B. Business Overview — Electricity Industry Regulatory Framework — Argentine Electricity Regulatory Framework”). Also, Costanera has an agreement with El Chocón to operate four diesel engines belonging to El Chocón with a total installed capacity of 36 MW, which are located in our Costanera thermal plant and began operations during 2016.

Dock Sud’s installed capacity of 870 MW accounted for 2.4% of the total installed capacity in the Argentine NIS as of December 31, 2017. The Dock Sud combined-cycle plant consists of three generation units with an installed capacity of 798 MW that operate using either natural gas or diesel as fuel. The two gas turbine units of Dock Sud have 72 MW of installed capacity.

For information on the installed generation capacity for each of our Argentine subsidiaries, see “Item 4. Information on the Company — D. Property, Plants and Equipment—Property, Plant and Equipment of Generating Companies.”

Our total generation in Argentina amounted to 14,825 GWh in 2017. According to CAMMESA, our generation market share was approximately 10.9% of the total electricity production in Argentina during 2017.

Our hydroelectric generation in Argentina accounted for nearly 12.9% of our total generation in 2017, reaching 1,908 GWh, a decrease of 15.4 % compared to the previous year. This was mainly due to lower hydrological levels in the Limay River in 2017 compared to 2016 average levels as a result of less precipitation during the winter months. Our thermal generation in Argentina accounted for 87.1% of our total generation in 2017, reaching 12,917 GWh, an increase of 18.8% compared to the previous year. This was mainly due to the combined cycle’s generation.

Our generation by type and subsidiary is shown in the following table:

ELECTRICITY GENERATION IN ARGENTINA (GWh)

	Year ended December 31,
	2017		2016		2015
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (El Chocón)	1,908	12.9	2,256	17.2	3,238	21.3
Thermal generation (Costanera and Dock Sud)(1)	12,917	87.1	10,868	82.8	11,966	78.7
Total generation	14,825	100	13,124	100	15,204	100

(1)	Includes diesel engines from El Chocón

The following table sets forth our electricity generation and purchases in Argentina:

ELECTRICITY GENERATION AND PURCHASES IN ARGENTINA (GWh)

	Year ended December 31,
	2017		2016		2015
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	14,825	99.8	13,124	98.6	15,204	96.4
Electricity purchases	27	0.2	188	1.4	566	3.6
Total(1)	14,852	100	13,312	100	15,770	100

(1)

Electricity generation and electricity purchases may differ from total electricity sales because of transmission losses, our power plants’ own consumption and technical losses have already been deducted.

The distribution of our electricity sales in Argentina by subsidiary is shown in the following table:

ELECTRICITY SALES BY SUBSIDIARY IN ARGENTINA (GWh)

	Year ended December 31,
	2017	2016	2015
Costanera	7,852	5,713	8,168
El Chocón	2,055	2,574	3,801
Dock Sud	4,945	5,025	3,802
Total	14,852	13,312	15,770

As of December 31, 2017, Costanera did not have contracts with unregulated customers or distribution companies and sold all of its electricity to the pool market during the year.

As of December 31, 2017, El Chocón had 13 contracts with unregulated customers and no contracts with distribution companies.

For the year ended December 31, 2017, Dock Sud did not have any contracts with regulated customers or distribution companies and sold all of its electricity to the pool market during the year.

The electricity demand throughout the Argentine NIS decreased by 0.5% during 2017. The total electricity demand was 132,479 GWh in 2017, 133,111 GWh in 2016 and 132,110 GWh in 2015. Our Argentine subsidiaries compete with all the major power plants connected to the Argentine NIS. According to the installed capacity reported by CAMMESA, in its monthly report as of December 2017, our major competitors in Argentina are: (1) the state controlled company Enarsa (with an installed capacity of 1,362 MW), (2) the nuclear unit “NASA” (with an installed capacity of 1,755 MW), and (3) the hydroelectric units Yacyretá and Salto Grande (with an aggregate installed capacity of 4,045 MW). The main private competitors are: AES Group, Sociedad Argentina de Energía S.A. (“Sadesa”), and Pampa Energía. The AES Group has six power plants connected to the Argentine NIS with a total installed capacity of 3,106 MW (37% of which is hydroelectric). Sadesa owns a total of approximately 3,899 MW of installed capacity, the most significant of which are Piedra del Águila (with an installed capacity of 1,400 MW) and Central Puerto (a thermal facility with 1,777 MW of installed capacity). Pampa Energía, with a total installed capacity of 3,528 MW, competes with us with six power plants, of which 897 MW is hydroelectric and 2,631 MW is thermal.

Operations in Brazil

We participate in electricity generation in Brazil through our subsidiaries Cachoeira Dourada, Fortaleza and Volta Grande.

As of December 2017, we had a total installed capacity of 1,372 MW in Brazil, representing 0.9% of the total net installed capacity of the Brazilian system.

Cachoeira Dourada is a hydroelectric company consisting of ten generation units with a total installed capacity of 665 MW, located in southeast Brazil.

Fortaleza owns a combined-cycle plant with three generation units which use natural gas. The plant is located 50 kilometers from the capital of the State of Ceará, and began commercial operations in 2003. Since January 2010, Fortaleza has received natural gas from the Pecem regasification terminal, an unrelated company.

Volta Grande is a hydroelectric company consisting of 4 generation units with a total installed capacity of 380 MW, located in southeast Brazil. Volta Grande was purchased by our subsidiary Enel Brasil on November 30, 2017.

For information on the installed generation capacity for each of our Brazilian subsidiaries, see “Item 4. Information on the Company — D. Property, Plants and Equipment — Property, Plant and Equipment of Generating Companies.”

During 2017, our thermal generation increased compared to 2016 due to unscheduled maintenance in 2016. Our hydroelectric generation was slightly lower than 2016 as a result of adverse hydrological conditions in 2017.

Our generation by type and subsidiary in Brazil is shown in the following table:

ELECTRICITY GENERATION IN BRAZIL (GWh)

	Year ended December 31,
	2017		2016		2015
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (Cachoeira Dourada and Volta Grande)	2,102	52.1	2,093	57.1	2,057	46.8
Thermal generation (Fortaleza)	1,932	47.9	1,572	42.9	2,342	53.2
Total	4,034	100	3,665	100	4,398	100

The following table sets forth our electricity generation and purchases in Brazil:

ELECTRICITY GENERATION AND PURCHASES IN BRAZIL (GWh)

	Year ended December 31,
	2017		2016		2015
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	4,034	32.0	3,665	38.8	4,398	67.2
Electricity purchases	8,553	68.0	5,784	61.2	2,142	32.8
Total(1)	12,587	100	9,448	100	6,540	100

(1)

Electricity generation and electricity purchases may differ from total electricity sales because of transmission losses, our power plants’ own consumption and technical losses have already been deducted.

The distribution electricity sales in Brazil by subsidiary is shown in the following table:

ELECTRICITY SALES BY SUBSIDIARY IN BRAZIL (GWh)

	Year ended December 31,
	2017		2016		2015
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Cachoeira Dourada	9,526	75.7	6,399	67.7	3,215	49.1
Fortaleza	2,923	23.2	3,049	32.3	3,326	50.9
Volta Grande	137	1.1	-	0.0	-	0.0
Total electricity sales	12,587	100	9,448	100	6,541	100

For the year ended December 31, 2017, Cachoeira Dourada’s principal unregulated customers were (ordered by energy contracted): EDP, Queiroz Galvão and Matrix.

Fortaleza has its entire output dedicated to one long-term contract with Enel Distribución Ceará that expires in 2023.  For the year ended December 31, 2017, Volta Grande had no unregulated customers.

Operations in Colombia

We participate in electricity generation in Colombia through our subsidiary Emgesa. As of December 31, 2017, Emgesa operated 36 generation units, with a total installed capacity of 3,509 MW, of which 3,065 MW was from hydroelectric plants and 444 MW was from thermoelectric plants. According to Expertos de Mercado S.A. E.S.P. (“XM”), a Colombian company that provides system management in real time services in electrical, financial and transportation sectors, our hydroelectric and thermal generation plants represented 20.8% of the country’s total electricity generation net capacity as of December 2017, being the company with the largest percentaje of generation capacity, follow by Empresa Pública de Medellín with 20.7% and Isagen with 17.8%. For information on the installed generation capacity for each of our Colombian subsidiaries, see “Item 4. Information on the Company — D. Property, Plants and Equipment—Property, Plant and Equipment of Generating Companies.”

Approximately 70% of the electricity generation capacity in Colombia is hydroelectric, and therefore, our electricity generation depends on reservoir levels and rainfall.  According to XM, in 2017, Emgesa represented 22% of the country’s total electricity generation. During 2017, the hydrological conditions were favorable and reached aproximately 97% of its historical average, 14% higher than 2016.

The four rivers that supply water to Emgesa’s hydroelectric power plants were as follows compared to 2016: the Guavio River Basin was 24% lower, the Magdalena River (Betania) was 10% higher, Quimbo was 15% higher and Río Bogotá was 47% higher. For the year ended December 31, 2017, our total generation decreased by 1.3% compared to 2016.

During 2017, our hydroelectric generation represented 99% of our total generation and thermal generation represented the remaining 1%. For the year ended December 31, 2017, our hydroelectric generation increased by 4% compared to 2016.

The average spot price of electricity during 2017 was CP 106/KWh, a 64% decrease compared to 2016, mainly due to the favorable hydrological conditions in the Colombian NIS, resulting in a lower thermal generation in the Colombian NIS, including Emgesa’s thermal plants.

Our generation by type in Colombia is shown in the following table:

ELECTRICITY GENERATION IN COLOMBIA (GWh)

	Year ended December 31,
	2017		2016		2015
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	14,593	98.8	14,031	93.8	12,223	89.2
Thermal generation	172	1.2	920	6.2	1,482	10.8
Total generation	14,765	100	14,952	100	13,705	100

During 2017, Emgesa used 58 kilotons of coal for its coal-fired plant, Termozipa compared to the 286 kilotons used during 2016. This lower consumption can be explained by lower thermal generation as a result of better hydrological conditions in 2017 compared to 2016.

In 2017, the Cartagena power plant entered into a new fuel supply contract for the 2017-2019 period. In 2017, the three generation units of the Cartagena power plant consumed 19 kilotons of fuel oil, an 85% decrease compared to 2016.

The following table sets forth our electricity generation and purchases in Colombia:

ELECTRICITY GENERATION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2017		2016		2015
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	14,765	80.3	14,952	82.2	13,705	80.2
Electricity purchases	3,617	19.7	3,244	17.8	3,384	19.8
Total(1)	18,381	100	18,196	100	17,089	100

(1)

Electricity generation and electricity purchases may differ from total electricity sales because of transmission losses, our power plants’ own consumption and technical losses have already been deducted.

Colombia has a single interconnected electricity system, the National Interconnected System (“Colombian NIS”). Electricity demand in the Colombian NIS remained virtually unchanged during 2017, increasing 0.87%. Total electricity consumption was 66,893 GWh in 2017, 66,317 GWh in 2016 and 66,173 GWh in 2015.

Colombia has an agreement with Ecuador to provide an interconnection between the electricity systems of both countries. During 2017, Colombian electricity generators sold 19 GWh of electricity to Ecuadorian customers and imported 194 GWh.

In addition, Colombia has interconnection lines with Venezuela that operate under exceptional circumstances as needed by either of the two countries. In April 2011, Colombia and Venezuela signed an agreement to supply energy to Venezuela as part of the normalization of commercial relations. The total energy exported to Venezuela was 0.4 GWh in 2017.

The distribution of our electricity sales in Colombia by customer segment is shown in the following table:

ELECTRICITY SALES BY CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2017		2016		2015
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	15,701	86.5	13,329	74.0	12,505	74.1
Non-contracted sales	2,455	13.5	4,686	26.0	4,381	25.9
Total electricity sales(1)	18,156	100	18,015	100	16,886	100

(1)

Electricity generation and electricity purchases may differ from total electricity sales because of transmission losses, our power plants’ own consumption and technical losses have already been deducted.

During 2017, Emgesa served 465 unregulated clients, which represented 25.5% of the contracted sales. Regulated clients represented 74.5% of the contracted sales. Additionally, sales to the spot market totaled 2,455 GWh, a 47% decrease compared to 2016.

For the year ended December 31, 2017, principal distribution customers were: Codensa (our subsidiary), Electrificadora del Caribe (“Electricaribe”), Empresas Públicas de Medellín (“EPM”), Centrales Eléctricas del Norte de Santander (“CENS”) and Empresa de Energía de Boyacá (“EBSA”).

Operations in Peru

We participate in electricity generation in Peru through our subsidiaries Enel Generación Perú (formerly known as Edegel S.A.A.) and Enel Generación Piura (formerly known as Empresa Eléctrica de Piura S.A.). We operate a total of 28 generation units in Peru, with a total installed capacity of 2,026 MW. As of December 2017, Enel Generación Perú owns 18 hydroelectric units, with a total installed capacity of 787 MW, and the remaining 893 MW consists of 7 thermal units. Enel Generación Piura owns 3 thermal units with an aggregate installed capacity of 346 MW. Since June 15, 2017, 4 hydroelectric units of Enel Generación Peru, belonging to the Callahuanca Hydroelectric Plant are not in commercial operation as a consequence of damages caused by avalanches that occurred during March 2017.

According to the Committee of Economic Operation of the Peruvian System (“COES” in its Spanish acronym), the Peruvian entity in charge of coordinating the efficient operation and centralized dispatch of generation units to satisfy demand, our hydroelectric and thermal generation plants in Peru represented 16.2% of the country’s total electricity generation capacity as of December 31, 2017.

For information on the installed generation capacity for each of our power plants in Peru, see “Item 4. Information on the Company — D. Property, Plants and Equipment.—Property, Plant and Equipment of Generating Companies.”

According to COES, we generated 15.2% of total Peruvian electricity production in 2017.

Hydroelectric generation represented 54% of total production of our Peruvian generation subsidiaries in 2017. In the case of Enel Generacion Perú, from January to July 2017, hydrological conditions were favorable and were above their historical averages. The Rimac river basin was between 20% to 50% higher, mainly due to the presence of the “El Niño Costero” phenomenon. In Tulumayo River (Chimay HPP) and Tarma River (Yanango HPP), the effect of the “El Niño Costero” phenomenon impacted less and the hydrological levels were between 10% to 20% higher. After July 2017, hydrological conditions reached values closer to their historical average in Rimac, Tarma and Tulumayo rivers and even lower for the last two months of the year. On the other hand, thermal generation decreased compared to 2016, mainly due to a lower energy demand, higher hydroelectric generation as discussed above and corrective maintenance of important thermal generation plants (TGN4 of Enel Generación Piura and a steam turbine of Enel Generación Perú).

Our generation by type and subsidiary in Peru is shown in the following table:

ELECTRICITY GENERATION IN PERU (GWh)

	Year ended December 31,
	2017		2016		2015
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (Enel Generación Perú)	4,015	54.0	4,170	47.9	4,653	52.9
Thermal generation (Enel Generación Perú and Enel Generación Piura)	3,415	46.0	4,529	52.1	4,148	47.1
Total generation	7,430	100	8,698	100	8,801	100

Enel Generación Perú has long-term gas supply, transportation and distribution contracts for its Ventanilla and Santa Rosa facilities. It has also signed transport capacity transfer agreements with other generators, which allows it to trade transport capacity in order to operate as instructed by COES, and optimize the use of the natural gas transport system.

Enel Generación Piura has five long term sale and purchase agreements for “wet” gas, which is mixed with other hydrocarbons, under which Enel Generación Piura purchases “wet” gas and through a process obtains “dry” gas that is used for electric generation at its Malacas Power Plant; and is sold to the Talara refinery (owned by Petroperu, the Peruvian National Oil Company) through a supply agreement. In addition, Enel Generación Piura also has one long-term sale and purchase agreement for “dry” gas. To satisfy its dry gas needs, Enel Generación Piura signed an agreement with Pariñas Processing Plant, which allows Enel Generación Piura to convert wet gas into dry gas, and recover natural gas liquids, which are shared with Pariñas Processing Plant.

The following table sets forth our electricity generation and purchases in Peru:

ELECTRICITY GENERATION AND PURCHASES IN PERU (GWh)(1)

	Year ended December 31,
	2017		2016		2015
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	7,430	71.1	8,698	88.8	8,801	94.8
Electricity purchases	3,027	28.9	1,101	11.2	482	5.2
Total	10,457	100	9,800	100	9,283	100

(1)	Includes sales to distribution companies without contracts.

The Peruvian National Interconnected Electric System (“SEIN”) is the only interconnected system in Peru. Electricity sales in the SEIN increased by 1.6% in 2017 compared to 2016, amounting to 45,504 GWh.

The distribution electricity sales in Peru by subsidiary is shown in the following table:

ELECTRICITY SALES BY SUBSIDIARY IN PERU (GWh)

	Year ended December 31,
	2017		2016		2015
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Enel Generación Perú	9,817	93.9	9,091	92.8	8,633	93.0
Enel Generación Piura	640	6.1	709	7.2	650	7.0
Total electricity sales	10,457	100	9,800	100	9,283	100

Enel Generación Perú’s electricity sales decreased by 2.9% in 2017 compared to 2016, mainly due to lower sales to regulated customers. In 2017, Enel Generación Perú had energy contracts with 8 regulated customers and 103 unregulated customers and sales to unregulated customers represented 45.4% of Enel Generación Perú’s total contracted sales.

For the year ended December 31, 2017, Enel Generación Perú’s principal distribution customers were (ordered by energy contracted): Enel Distribución Perú (our subsidiary), Luz del Sur, Seal, Electrosureste and Hidrandina. Enel Generación Perú’s principal unregulated customers were (ordered by energy contracted) Chinalco, Hudbay, Minera Las Bambas, Votorantim Metais – Cajamarquilla and Siderperú.

In 2017, Enel Generación Piura had contracts with 10 regulated customers and 6 unregulated customers. Sales to regulated customers represented 80.9% of Enel Generación Piura’s total contracted sales.

For the year ended December 31, 2017, Enel Generación Piura’s principal distribution customers were Enel Distribución Perú and Luz del Sur.

Our most significant competitors in Peru are: Engie, Ex-GDF Suez (installed capacity of 2,673 MW), Electroperú a state-owned competitor (914 MW), Kallpa and Samay I, belonging to Inkia (2,247 MW) and Fenix Power, belonging to Colbún (565 MW).

Electricity Transmission Business

Cien

Our electricity transmission operations are conducted through Cien, a wholly-owned subsidiary of Enel Brasil, in which we hold a 99.3% economic interest. Cien consolidates CTM and TESA, which operate the Argentine side of the interconnection line between Argentina and Brazil. In 2017, Cien represented 0.8 % of our operating revenues and 3% of our operating income. Cien is recognized by the local authority as a “regulatory asset” and as part of the Brazilian grid, and therefore, it is entitled to receive fixed payments called Permitted Annual Compensation (RAP).

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

Electricity Distribution Business

Our electricity distribution business is conducted in Argentina through Edesur, in Brazil through Enel Distribución Río, Enel Distribución Ceará and Enel Distribución Goias, in Colombia through Codensa, and in Peru through Enel Distribución Perú. For the year ended December 31, 2017, electricity sales increased by 18.5% compared to 2016, totaling 74,337 GWh. For more information on energy sales by our distribution subsidiaries for the last five fiscal years, see “Item 3. Key Information — A. Selected Financial Data.”

Edesur (Argentina)

Edesur is one of the largest electricity distribution companies in Argentina in terms of energy purchases. Edesur operates in a concession area of 3,309 square kilometers in the south-central part of the Buenos Aires metropolitan area, serving approximately 2.5 million customers, under a 95-year concession granted by the Argentine government that will be in force until 2087.  As of December 31, 2017, residential, commercial, industrial and other customers, primarily public and municipal, represented 43.6%, 25.4%,   7.5% and 23.3%, respectively, of Edesur’s total energy sales. In 2017 and 2016, its energy losses were 12.0%.

The following table sets forth Edesur’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2017	2016	2015
Electricity sales (GWh)	17,736	18,493	18,492
Residential	8,777	10,202	8,284
Commercial	1,384	1,461	4,489
Industrial	4,217	3,562	1,393
Other customers(1)	3,359	3,268	4,326
Number of customers (thousands)	2,529	2,505	2,479
Residential	2,226	2,200	2,173
Commercial	273	273	273
Industrial	22	22	21
Other customers	10	10	11
Energy purchased (GWh)(2)	—	21,039	21,084
Total energy losses (%)(3)	12.0	12.0	11.6

(1)	The figures for other customers include tolls.
(2)	Edesur purchased all of its energy from CAMMESA, the governmental agency that regulates and acts as an intermediary between generation and distribution.

(3)  Energy losses are calculated as the percent difference between energy purchased and energy sold excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise mainly from illegally tapped lines as well as technical losses. The figure reported in 2015 differs from the one previously reported due to the recovery of illegally tapped lines.

For the year ended December 31, 2017, Edesur’s principal unregulated customers were (ordered alphabetically): A.F.I.P., Arcos Dorados Argentina S.A, AYSA S.A., Banco Nación Argentina, Banco Santander Río S.A., Cerámica Canuelas S.A., Cerámica Quilmes S.A., COCA COLA FEMSA S.A., Curtiembres Fonseca S.A., DIA ARGENTINA S.A., Hoteles Sheraton de Argentina,  JUMBO Retail Argentina S.A., Los Cipreses S.A., Metrovias S.A., Reginal LEE S.A.I.C., Roca Argentina S.A., Telecom Argentina S.A., Telefónica  Argentina S.A., Telefónica Mov. Argentina S.A. and Valenciana Argentina.

In 2017, the collection rate from customers was 94.8% compared to 94.5%, in 2016. The 2016 collection rate was more than 100% due to the collection of unpaid bills from previous years.

On February 1, 2017, the Integral Tariff Revision (“RTI” in its Spanish acronym) took effect, which completed the process of renegotiation of the concession contract and restored the full validity of the Concession Contract, Tariff Regime and Quality of Service with Edesur. The concession contract was renegotiated based on the principles established under Law No. 24,065. For Edesur, this establishes the conditions for certainty and sustainability of the business, as well as the definition of basic conditions and criteria (conformation of the capital base, calculation of the WACC) for the realization of future tariff revisions to throughout the concession period.

The RTI is effective starting from February 1, 2017 until January 31, 2022, throughout which the quality of service system will increase its demand as the investments and operational improvements that Edesur proposed in the context of the RTI are expected to mature. This implies that the quality parameters increase their requirement and the cost of the non-supplied energy will increase throughout the period, reaching the full values established during the second half of the period.

The concession contract establishes Edesur's obligation to supply electricity at the request of the owners or inhabitants of the properties within its concession area, comply with certain quality standards related to the electricity supplied, comply with operational requirements regarding the maintenance of Distribution assets and billing of customers based on effective measurements.

Enel Distribución Río (Brazil)

Enel Distribución Río is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil in terms of number of customers and annual energy sales. Enel Distribución Río is mainly engaged in the distribution of electricity to 66 municipalities located in the State of Rio de Janeiro, and serves more than 3 million customers in a concession area of 32,615 square kilometers, with an estimated population of 8 million. Enel Distribución Río operates under a 30-year concession granted by the Brazilian government which will remain in force until December 2026. As of December 31, 2017, residential, commercial, industrial and other customers represented 44%, 17%, 3% and 36%, respectively, of Enel Distribución Río’s total sales of 11,091 GWh. In 2017, its energy losses were 20.4%, compared to 19.4% in 2016.

The following table sets forth Enel Distribución Río’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2017	2016	2015
Electricity sales (GWh)	11,091	11,181	11,096
Residential	4,852	4,688	4,715
Commercial	1,892	2,088	2,187
Industrial	361	638	872
Other customers(1)	3,986	3,767	3,322
Number of customers (thousands)	3,030	3,054	2,997
Residential	2,772	2,775	2,697
Commercial	160	177	175
Industrial	5	5	5
Other customers	93	97	120
Energy purchased (GWh)	14,377	14,348	14,591
Total energy losses (%)(2)	20.4	19.4	20.9

(1)	The data for other customers includes tolls.
(2)

Energy losses are calculated as the percent difference between energy purchased and energy sold excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise mainly from illegally tapped lines as well as technical losses. The figure reported in 2015 differs from the one previously reported due to the recovery of illegally tapped lines.

In 2017, the collection rate from customers was 97%, compared to 96.8% in 2016.

For the year ended December 31, 2017, Enel Distribución Río’s main unregulated customers were (ordered alphabetically): Braskem Petroquímica, Cedae, Energisa, Estaleiro Brasfels, Industrias Nucleares do Brasil, Lafarge Holcim, Marinha do Brasil and Petrobras.

Under the Concession Contract 05/1996, which regulates the electricity distribution in Enel Distribución Río’s concession area, Enel Distribución Río is subject to a comprehensive tariff review by ANEEL every five years. However, Enel Distribución Río has negotiated an anticipated tariff review for 2018 instead of 2019. On March 15, 2017, the annual tariff review applied an average decrease of 3% to consumers.

Enel Distribución Ceará (Brazil)

Enel Distribución Ceará is mainly engaged in the distribution of electricity to municipalities located in the State of Ceará, and serves more than 4 million customers in a concession area of 148,920 square kilometers, with an estimated population of 8.8 million. Enel Distribución Ceará operates under a 30-year concession granted by the Brazilian government that will remain in force until December 2027. As of December 31, 2017, residential, commercial, industrial and other customers represented 36%, 17%, 6% and 40%, respectively, of Enel Distribución Ceará’s total sales of 11.522 GWh. In 2017, its energy losses were 13.6%, compared to 12.5% in 2016.

The following table sets forth Coelce’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2017	2016	2015
Electricity sales (GWh)	11,522	11,628	11,229
Residential	4,191	4,129	3,959
Commercial	1,923	2,136	2,148
Industrial	748	1,055	1,196
Other customers(1)	4,660	4,308	3,925
Number of customers (thousands)	4,017	3,890	3,758
Residential	2,964	2,861	2,865
Commercial	239	236	232
Industrial	7	8	7
Other customers	806	786	654
Energy purchased (GWh)	13,349	13,298	13,016
Total energy losses (%)(2)	13.6	12.5	12.5

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

In 2017, the collection rate from customers was 98.7% compared to 98.5% in 2016.

For the year ended December 31, 2017, Enel Distribución Ceará’s main unregulated customers were (ordered alphabetically): Banco do Nordeste do Brasil, Beatriz Textil, Cagece, Ceará Portos, Grendene, Siderurgia Latino America and TV Cidade de Fortaleza.

Under the concession contract which regulates the electricity distribution in Enel Distribución Ceará’s concession area, Enel Distribución Ceará is subject to a comprehensive tariff review by ANEEL every four years, with the next one expected in 2019. On April 22, 2017, the annual tariff review applied an average increase of 7.5% to consumers.

Enel Distribución Goias (Brazil)

Enel Distribución Goias is mainly engaged in the distribution of electricity to municipalities located in the State of Goiás, and serves almost 3 million customers in a concession area of 337,000 square kilometers, with an estimated population of 6.8 million. Enel Distribución Goias operates under a concession granted by the Brazilian government that will remain in force until December 2045. As of December 31, 2017, residential, commercial, industrial and other customers accounted for 34%, 17%, 9% and 40% respectively, of Enel Distribución Goias's total energy sales of 12,264 GWh. In the year of 2017, energy losses were 11.7%. Enel Distribución Goias was bought by Enel Brasil in February 2017.

The following table sets forth Enel Distribución Goias’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2017	2016	2015
Electricity sales (GWh)	12,264
Residential	4,195
Commercial	2,036
Industrial	1,110
Other customers(1)	4,923
Number of customers (thousands)	2,928
Residential	2,493
Commercial	220
Industrial	10
Other customers	206
Energy purchased (GWh)	15,270
Total energy losses (%)(2)	11.7

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

In 2017, the collection rate from customers was 99.2%.

For the year ended December 31, 2017, Enel Distribución Goias’ main unregulated customers were (ordered alphabetically): Comigo, Ambev, Brainfarma Industria Quimica, BRF – Brasil Foods, Can Pack Brasil, Friboi – JBS, Granol, Irmãos Bretas Filhos e Cia and Oi.

Enel Distribución Goias is subject to a tariff review expected in October 2018.  On October 22, 2017, the annual tariff review applied an average increase of 8% to consumers.

Codensa (Colombia)

Codensa is a Colombian electricity distribution company that serves a concession area of 35,194 square kilometers in Bogotá and other 128 municipalities of the provinces of Cundinamarca, with approximately 3.3 million customers.

Under Colombian law, since no concessions are granted, an administrative authorization is required to provide distribution service. In the case of Codensa, the authorization is of indefinite duration.

Since 2001, Codensa only provides services to regulated customers. The unregulated market is serviced directly by our generation company, Emgesa, with the exception of public lighting in Bogotá. In 2017, its energy losses were 7.8%, compared to 7.1% in 2016. This increase is mainly due to the merger between Codensa and Empresa de Energía de Cundimarca.

The following table sets forth Codensa’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2017	2016	2015
Electricity sales (GWh)	13,790	13,632	13,946
Residential	5,000	4,656	4,665
Commercial	2,453	2,294	2,280
Industrial	1,066	1,047	1,011
Other customers(1)	5,272	5,635	5,990
Number of customers (thousands)	3,340	3,248	2,865
Residential	2,974	2,890	2,543
Commercial	310	302	273
Industrial	48	48	45
Other customers	8	8	4
Energy purchased (GWh)(2)	15,013	14,680	15,039
Total energy losses (%)(3)	7.8	7.1	7.1

(1)	The data for other customers includes tolls.
(2)	In 2017, 52.5% of the electricity purchased was acquired from Emgesa, 42 % in 2016 and 20% in 2015.
(3)

Energy losses are calculated as the percent difference between energy purchased and energy sold excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise mainly from illegally tapped lines as well as technical losses The figure reported in 2015 differs from the one previously reported due to the recovery of illegally tapped lines.

In 2017, the collection rate from customers was 101.8 % compared to 100.8% in 2016.

For the year ended December 31, 2017, Codensa had no unregulated customers.

Codensa’s tariff review was ruled under Resolution CREG 015/18 and was approved on January 29, 2018. Currently, Codensa is working on the new tariff specifications, which are expected to be applied from September 2018.

Enel Distribución Perú (Peru)

Enel Distribución Perú is a Peruvian electricity distribution company that operates in a concession area of 1,517 square kilometers under an indefinite concession granted by the Peruvian government. It has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, as well as some provinces in the Lima region, including Huaral, Huaura, Barranca and Oyón, and the adjacent province of Callao. As of December 31, 2017, Enel Distribución Perú distributed electricity to approximately 1.4 million customers, an increase of 2.2% compared to 2016.

As of December 31, 2017, Enel Distribución Perú had total energy sales of 7,934 GWh, an increase of 2% compared to 2016. Energy losses increased to 8.2% in 2016 from 7.8% in 2016.

The following table sets forth Enel Distribución Perú’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2017	2016	2015
Electricity sales (GWh)	7,934	7,782	7,624
Residential	2,920	2,818	2,839
Commercial	1,002	1,353	1,688
Industrial	1,697	1,421	1,213
Other customers(1)	2,315	2,190	1,884
Number of customers (thousands)	1,397	1,367	1,337
Residential	1,324	1,296	1,266
Commercial	46	42	42
Industrial	1	1	1
Other customers	26	28	27
Energy purchased (GWh)(2)	8,608	8,444	8,311
Total energy losses (%)(3)	8.2	7.8	8.1

(1)	The data for other customers includes tolls.
(2)

In 2017, 40% of the electricity purchased was acquired from Enel Generación Perú, Chinango and Enel Generación Piura. In 2016, 35% of the electricity purchased was acquired from Enel Generación Perú, Chinango and Enel Generación Piura. In 2015, 26% of the electricity purchased was acquired from Enel Generación Perú and Enel Generación Piura.

(3)

Energy losses are calculated as the percent difference between energy purchased and energy sold excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise mainly from illegally tapped lines as well as technical losses. The figure reported in 2015 differs from the one previously reported due to the recovery of illegally tapped lines.

In 2017, Enel Distribución Perú’s primary unregulated customers were (ordered alphabetically): Alicorp, APM Terminals, Centro Comercial Plaza Norte, Corporación Celima, Corporación JR Lindley, DP World, Fábrica Peruana de Eternit, Goodyear Perú, G&M Ferrovías S.A., Indeco, Lima Airport Partners, Makro Refineria La Pampilla, Sodima and YOBEL.

In 2017, the collection rate from customers was 100.3% compared to 100.1% in 2016.

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

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

The following chart shows a summary of the main characteristics of the electricity regulatory framework by business segment in the countries in which we operate.

		Argentina	Brazil	Colombia	Peru
Gx	Unregulated Market	Regulated remuneration scheme (Resolution 19/2017)	Spot markets with prices defined by the regulator	Spot market with auctioned cost (Price-offered)	Spot markets with costs audited. Natural gas prices are declared with limits.
	Regulated	Seasonal Price	Auction Thermal - 20 years / Hydro - 30 years	Auction 3/5 years	Auction up to 20 years and node price
	Capacity	Contribution peak demand	--	Firm energy contribution (energy auctions for at least 20 years)	Income based on contributions during peak demand
Tx	Features	Public - Open Access - Regulated Tariff Monopoly Regime for Transmission System Operators
Dx	Law	Concession contract		Authorization Operation Zone	Administrative Concession (indefinite)
	Expansion	95 years	30 years	-	Undefined
	Tariff review	5 years	4/5 years	5 years	4 years
Td	Unregulated customers	> 0.03 MW	> 0.5 MW to 3MW/ NCRE > 3MW/conventional	> 0.1 MW	> 0.2 to 2.5 MW optional > 2.5 MW mandatory
	Unregulated market (%)	≈ 20%	≈ 25%	≈ 30%	≈ 50%

Gx: Generation	Tx: Transmission	Dx: Distribution	Td: Trading

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

On March 26, 2013, the former Argentine Secretary of Energy, which became the Argentine Secretary of Electric Energy (“SEE” in its Spanish acronym) in January 2016, published Resolution 95/2013 that set out a regulated remuneration scheme for power generation activity beginning retroactively from February 2013.  On February 2, 2017, the Secretary of Electric Energy published Resolution 19/2017 that set a new remuneration scheme for existing power generators.

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

Distribution is regarded as a public service, operating under monopoly conditions, and is comprised of companies that have been granted concessions by the Argentine government.  Distribution companies have the obligation to make electricity available to end customers within a specific concession area, regardless of whether the customer has a contract with the distributor or directly with a generator.  Accordingly, these companies have regulated tariffs and are subject to quality service specifications.  Distribution companies may obtain electricity on the Argentine MEM’s spot market, at a price called “seasonal price”, which is defined by the Argentine Secretary of Electric Energy as the cap for the costs of electricity bought by distributors that can be passed through to regulated customers.  There are two electricity distribution areas subject to federal concessions, which are Edesur (our subsidiary) and Edenor (an unrelated company), and both are in the greater Buenos Aires area.  The local distribution areas are subject to concessions granted by the provincial or municipal authorities.  However, all distribution companies acting on the Argentine MEM must operate under its rules.

Regarding customers, regulated customers are those customers supplied by distributors at regulated tariffs that demand up to 30 kW capacity and unregulated customers are those customers that demand at least 30 kW of installed capacity. Unregulated customers are large customers that are classified into three categories: major large customers, minor large customers and private large customers.  Each of these categories has different requirements with respect to purchases of their energy demand.   For example, major large customers are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while minor large customers and private large customers are required to purchase all their demand through supply contracts.  Large customers participate in CAMMESA by appointing two directors and two acting directors through the Argentine Association of Electric Power for Large Customers.  Since 2013, due to Resolution 95, large customers buy electricity directly from CAMMESA, following the expiration of their bilateral contracts directly with generators. There is one interconnected system, the Argentine NIS, and smaller systems that provide electricity to specific areas.

Principal Regulatory Authorities

The Argentine Ministry of Energy and Mining, is primarily responsible for studying and analyzing the behavior of energy markets, preparing the strategic planning with respect to electricity, hydrocarbons and other fuels, promoting policies to increase competition and improve efficiency in the allocation of resources, leading actions for applying the sector policy, orienting new operators to the general interest, respecting the rational exploitation of the resources and the preservation of the environment.  The Ministry of Energy and Mines, through the Secretary of Electric Energy, implements the necessary actions to manage the energy industry, resolving issues to avoid emergency situations. This Ministry was recently restructured and the SEE’s responsibilities were transferred to the Sub-Secretary of Electric Energy (Resolution 64/2018).

The main responsabilities of the Sub-Secretary of Electric Energy include: modification of transmission system regulation in terms of connections, use and international interconnections; modification of regulations regarding dispatch and pricing procedures; definition of the capacity, energy and other technical parameter requirements for distributors and large consumers to enter the MEM; definition of rules to operate and enter into contracts in the MEM; authorization of electricity imports and exports; settlement of complaints filed against the National Regulatory Authority for the Energy Sector; carrying out the Ministry’s functions within the Consejo Federal de la Energía Eléctrica ; and managing the fund,  Fondo Especial de Desarrollo Eléctrico del Interior.

The Argentine National Regulatory Authority for the Energy Sector (“ENRE” in its Spanish acronym) carries out the measures necessary to meet national policy objectives with respect to the generation, transmission and distribution of electricity.  Its principal activities include: protect the rights of customers; promote competitiveness in production; encourage investments that assure long-term supply; promote free access, non-discrimination and the generalized use of the transmission and distribution services; regulate transmission and distribution services to ensure fair and reasonable tariffs, and encourage private investment in production, transmission, and distribution, ensuring competitive markets where possible.  ENRE directly controls the management of Edenor and Edesur as distribution companies operating under a national concession.

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

The principal functions of the Argentine Federal Electricity Council are TO: (i) manage specific funds for the electricity sector and (ii) advise the national executive authority and the provincial governments with respect to the electricity industry, the priorities in performing studies and works, concessions and authorizations, and prices and tariffs in the electricity sector. It also provides advice regarding modifications resulting from legislation referring to the electricity industry.

The Federal Environmental Council is an institutional branch of the federal government empowered to address environmental problems and solutions in Argentina.  It has legal authority to coordinate the development of environmental policy among member states.  The member states adopt regulations or rules that are issued by the Argentine Assembly, which are issued as resolutions.

The Ministry of Environment and Sustainable Development, a member of the Federal Environment Council, assists the Chief of the Ministers Cabinet in the implementation of environmental measures and articulates its insertion in the ministries and other areas of the national public administration. It seeks to foster rational exploitation and sovereignty over Argentina’s natural resources with consideration to fairness and social inclusion.  The Secretary is involved in environmental planning and preservation, planning and implementation of national environmental management in the implementation of sustainable development, rational use of non-renewable resources and the diagnosis of environmental issues in coordination with different branches of the Argentine government.

The Electricity Law

General

The Argentine electricity industry was originally developed by private companies.   The Argentine government began to intervene in the sector in the 1950s and initiated a nationalization process.  Law 15,336/60 was passed to organize the sector and establish the federal legal framework to begin major transmission and generation projects.  Many government-owned corporations were created within this framework in order to carry out various hydroelectric and nuclear projects.

As a result of the electricity shortage in 1989, the following laws were passed starting in 1990: Law 23,696 (“State Reform”), Law 23,697 (“Economic Emergency”) and Law 24,065 (“Electricity Framework”).  The objective of the new legislation was essentially to replace the vertically-integrated system based on a centralized state monopoly with a competitive system based on the market and indicative planning.

Regulatory Developments: The Industry after the Public Emergency Law

Law 25,561/2002, the Public Emergency Law, was enacted to manage the economic crisis that began that year.  It forced the renegotiation of public service contracts (such as electricity transmission and distribution concession contracts) and imposed the conversion of U.S. dollar denominated obligations into Argentine pesos at a pegged rate of Ar$ 1.00 per US$ 1.00.  The mandatory conversion of transmission and distribution tariffs from U.S. dollars to Argentine pesos at this pegged rate (compared to the market exchange rate at that time of approximately Ar$ 3.00 per US$ 1.00) and the regulatory measures that cap and reduce the spot and seasonal prices hindered the pass-through of generation variable costs to end customers tariffs.  The Public Emergency Law also empowered the Argentine government to implement additional monetary, financial and foreign exchange measures to overcome the economic crisis in the medium term.  These measures have been periodically extended.  Law 27,200 enacted on November 2015, further extended the measures until December 31, 2017.  There have been no further extensions subsequent to that date.

The Argentine Secretary of Electric Energy introduced several regulatory measures aimed at correcting the effects of the devaluation into the Argentine MEM’s costs and prices and to reduce the price paid by the end customers.

Resolution 240/2003 changed the method for calculating spot prices by decoupling such prices from the marginal cost of operation.  Prior to this resolution, spot prices in the Argentine MEM were typically fixed by units operating with natural gas during the warm season (from September through April) and units operating with liquid fuel/diesel in the winter (May through August). Due to restrictions on natural gas supply, winter prices were higher and affected by the price of imported fuels priced in U.S. dollars.  The resolution also set a cap on the spot price at Ar$ 120 per MWh, which was in force until the adoption of Resolution 95 (March 2013). The generators that adopted Resolution 95 were remunerated according to such resolution and later by Resolution 529, Resolution 482 and Resolution 22.

The Argentine Secretary of Electric Energy published Resolution 95, Resolution 529 and Resolution 482, in 2013, 2014 and 2015, respectively, and under the new government, published Resolution 22, which established a new remuneration scheme for all generation companies except for biomass/biogas, hydroelectric plants, nuclear plants and blocks of energy commercialized through energy contracts regulated by the Secretary of Energy.  The remuneration scheme is based on average costs for generation companies, in contrast with the previous marginal price system.  The new scheme establishes payments for fixed and variable costs depending on the type of technology, whether it be hydroelectric, thermal (gas turbine, steam turbine, combined cycle), internal combustion motor generators, wind, solar photovoltaic, biomass/biogas, as well as the size of the plant (small, medium or large units) separated by their technology and the type of fuel used (natural gas, fuel oil/gas oil, biofuels or coal).

On December 16, 2015, the Argentine president enacted Decree 134, which declared a state of emergency for the National Electricity sector through December 31, 2017 and instructed the newly-created Ministry of Energy and Mining to prepare and implement a national program to improve the quality and safety of the electrical supply and guarantee that it is provided under the best technical and economic conditions.  There have been no further extensions subsequent to that date.

On March 22, 2016, the Argentine Secretary of Electric Energy issued Resolution 21, which called for additional thermal generation capacity for the 2016 and 2017 summer seasons and during the 2017 and 2018 winter seasons.  Therefore, 2,871 MW were tendered and awarded in two stages, 1,915 MW in the first stage and the other 956 MW in the second stage.

On February 2, 2017, Resolution 19 of the Argentine Secretary of Electric Energy established guidelines for the remuneration of existing power plants.  The resolution defines a minimum remuneration for power by technology and scale.  Additionally, thermal units have the option to offer commitments of availability with an equal differential remuneration for all the technologies.  Thermal generators can declare during each summer period the value of firm power to be committed for each unit during a three-year period with the ability to differentiate between the summer and winter period (adjustments can be made in the same period).

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

FONINVEMEM

Resolution 712 created FONINVEMEM, a fund whose purpose is to increase electricity capacity within the Argentine MEM.  Pursuant to Resolution 406, the Argentine Secretary of Energy decided to pay generators for the spot prices up to the amount available in a stabilization fund, after collecting the funds from the purchasers in the spot market at seasonal prices, which were lower than spot prices for the same period.  FONINVEMEM would receive the differences between spot prices and payments to sellers, according to Resolution 406 from January 1, 2004 to December 31, 2006.  CAMMESA was appointed to manage FONINVEMEM.

Pursuant to Resolution 1,193, all private generators in the Argentine MEM were called upon to participate in the construction, operation and maintenance of the electricity generation plants to be built with the funds from FONINVEMEM, consisting of two combined-cycle generation plants of approximately 825 MW each.

Agreement to Manage and Operate Projects

On November 25, 2010, the Argentine Secretary of Electric Energy signed an agreement with several generation companies, including our subsidiaries, to: (i) increase thermoelectric unit availability; (ii) increase energy and capacity prices; and (iii) develop new generation units through the contribution of outstanding debts of CAMMESA owed to the generation companies. This agreement also seeks to accomplish: (i) continue the reform of the Argentine MEM; (ii) enable the incorporation of new generation to meet the increased demand for energy in the Argentine MEM (pursuant to this agreement, our subsidiaries, together with the SADESA Group and Duke, formed a company to develop the combined-cycle project with a capacity of approximately 800 MW at the Vuelta de Obligado thermal plant (“VOSA”); (iii) determine a mechanism to pay the generators for their contribution to the project. These contributions shall be returned with interest and converted into U.S. dollars at the date of VOSA’s completion, considering the exchange rate existing as of the date on which the agreement was signed; and (iv) determine the method for recognizing the total remuneration due to generators.

On October 24, 2012, the turnkey supply and construction contract of the VOSA facility was entered into by General Electric Internacional Inc., General Electric Internacional Inc. Argentina branch, and the Argentine Secretary of Electric Energy.  The project also includes the expansion of the Río Coronda 500 kV transformer station which connects to the Argentine NIS, the construction of four new fuel tanks, the construction of a gas pipeline to supply natural gas from the national network, and maintenance of the plant during the single and combined-cycle operation periods for a period of ten years.  On December 3, 2014, VOSA started to operate its open cycle, with a capacity of 540 MW.  Total installed capacity is expected to reach approximately 800 MW in 2018.

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

Transmitters

•	Neither a transmission company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a generation company;
•	Neither a transmission company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a distribution company; and
•	Transmission companies cannot buy or sell electricity.

Distributors

•	Neither a distribution company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a transmission company; and
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

Horizontal Integration Restrictions

In addition to the vertical integration restrictions described above, distribution and transmission companies are subject to the following horizontal integration restrictions:

Transmitters

•

Two or more transmission companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE. Such approval is also necessary when a transmission company intends to acquire shares of another transmission company. Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines between 132 kW and 140 kW, the service is rendered by the concessionaire on an exclusive basis in certain areas indicated in the concession agreement. Pursuant to the concession agreements that govern the services rendered by the private companies operating the high-voltage transmission services of at least 220 kW, such companies must render the service on an exclusive basis and are entitled to render the service throughout the entire country, without territorial limitations.

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

Dispatch and Pricing

All generators that are Argentine MEM agents must be connected to the Argentine NIS and are obliged to comply with the dispatch order to generate and deliver energy to the Argentine NIS as determined by CAMMESA.

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

Resolution No. 95/2013 introduced significant changes to generators remuneration scheme by setting new capacity prices according to technology and availability and determining new prices to cover non-fuel variable costs and an additional price component related to electricity generated.

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

As a result of Decree 134, which declared a state of emergency for the Argentine Electricity sector, the Ministry of Energy and Mining enacted Resolution 6 on January 27, 2016, that changed the MEM’s seasonal price from February 2016 through January 2017. Resolution 20/2017 issued by the SEE set the seasonal prices in force from February through November of 2017 and from December 2017 through April 30, 2018.  The seasonal price was calculated based on the operational programming, dispatch and price calculations. This resolution allowed prices to reflect the actual energy cost, reducing the subsidies and creating differentiated prices for the residential customers based on their efficient energy usage. This was the first step towards the reestablishment of market conditions.  Resolution 20/2017 issued by the SEE set the seasonal prices to be in force from February through November of 2017 and from December 2017 through April 2018.

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

Energy Purchases

Distribution companies must satisfy 100% of the demand of the customers in their concession area under specific regulated service quality standard and prices. To do so, distributors must secure their energy supply, reliability and quality.  Distribution companies purchase energy in the MEM.  Energy in the MEM may be commercialized through either the spot market, the seasonal market, or contracts.  In the spot market, electricity prices change hourly according to demand and the availability of power plants. The seasonal market works by identifying two six-month seasons within each year related to hydrology, one beginning May 1 and the other beginning November 1.  A stabilized energy price is determined for each season according to the expected costs of generation during those six months.  Distributors purchase energy at that price and later the price difference when compared to the spot market is added to the following period.  Distributors may also sign contracts with generators at freely negotiated prices that may include clauses regarding duration, delivery, payment, breach and respective compensation.

Distribution Tariff-Setting Process

Distribution under national jurisdiction and transmission companies have been renegotiating contracts since 2005 and although tariffs were partially and temporarily established, definitive tariffs have now been established.

During 2006, our subsidiary Edesur and Edenor (an unrelated company), the largest Argentine distributors, entered into the “Agreement for Renegotiation of Concession Contract.” This agreement established, among other things, (i) a transitional tariff regime contingent on the quality of service; and (ii) an Integral Rate Revision (“RTI” in its Spanish acronym) process to be implemented by ENRE according to Law 25,561 that would set the conditions for a new tariff regime for a five-year period.  In December 2009, Edesur presented to ENRE its tariff proposal pursuant to the Integral Rate Revision process and also submitted support studies in accordance with the requirements established by ENRE Resolution 467. This presentation only included the income requirements and did not include rate proposals, which were later presented to ENRE in May 2010.

On January 28, 2016, under the new government and following the seasonal price changes, emergency Resolution 7 was issued by the Ministry of Energy and Mines. The resolution instructs ENRE to adjust the rates of Edenor and Edesur through a transitory tariff until the Integral Rate Revision would become effective.  The Integral Rate Revision became effective on February 1, 2017 and is applicable for 48 months

On January 29, 2016, ENRE issued Resolution 1, which set a new transitory tariff effective February 1, 2016.  Its application is according to the MEM Resolution 7, which changes supply procedures and defines monthly billing.

On April 5, 2016, ENRE enacted Resolutions 54 and 55, which commenced the application of the Integral Rate Revision process for Edesur and Edenor, and were supplemented by successive Resolutions 463, 492 and 494, which defined procedures, rate of return, quality of service and technical parameters, among other things.

On September 1, 2016, Edesur submitted to ENRE its proposal and all required reports related to its investment plans and the Integral Rate Revision process.

On September 28, 2016, ENRE held a public hearing to discuss the proposals of distributors. On December 30, 2016, ENRE enacted Resolution 626, approving the document titled "Final Public Hearing Resolution" that informed and responded to the opinions expressed in the tariff proposals presented by the companies and authorized ENRE to carry out changes to tariffs.

On February 1, 2017, ENRE published Resolution 64 (subsequently corrected by Resolution 92), which closed the Integral Rate Revision process and defined Edesur’s annual remuneration as Ar$ 14,539,836,941.

As a result of the RTI process applied as of February 1, 2017, the Ministry of Energy and Mining instructed ENRE to increase the VAD by a maximum of 42% compared to the previous VAD.  The VAD increased in two stages: the first on November 1, 2017 and the second on February 1, 2018.

On July, 26, 2017, ENRE issued Resolution 329/2017 that determines the procedure to follow to bill deferred revenue, as established in ENRE Resolution 64/2017 (Article 4).  The charges calculated by applying such procedure will be adjusted, as components of the Distribution Cost (“CPD” in its Spanish acronym), according to a “trigger clause”, which will update costs if  semi-

annual CPI variation is higher than 5%, otherwise it will be postpone to the subsequent semester, and the “Adjustment” mechanism dispositions, which will consider a a semi-annual adjustment formula that considers salaries, wholesale inflation and retail inflation.

As of February 1, 2017, the tariff transition period concluded and Edesur is now governed by a concession contract signed in 1992 and the related modifications implemented by ENRE Resolution 64.

On December 1, 2017, ENRE issued Resolution 602 which approves the new values of Edesur’s Distribution Cost by applying the RTI mechanisms along with the new Tariff Charts that incorporate the new Seasonal Prices (generation and transmission) included in the Secretary of Electric Energy Resolution 1,091/2017.  It also included the new schemes of Social Tariff subsidies and bonuses for the energy consumption savings of residential customers.

On January, 31, 2018, Resolution No. 32/2018 was issued including the tariffs applicable to Edesur as of February 1, 2018. It considers inflation adjustments, the previous quarter’s ex-post adjustments, the 48 installment differed VAD charge, the efficiency factor, and the adjustments related to structural changes.  The Resolution No. 32/2018 also determined the average tariff to be 2.2828 Ar$/KWh.

Penalties

The distributors are subject to three types of penalties:

1)	Quality of service penalties related to normal operation such as temporary interruptions, technical, and commercial services;
2)	Extraordinary penalties, at the discretion of ENRE, apply when distributors do not comply with their service obligations (e.g., blackouts); and
3)

Supply penalties related to the system as a whole including generation, transmission, and distribution intended to compensate customers.  The latter are temporarily suspended because the system is not generating enough electricity.

On May 17, 2017, the Medically Electricity Dependant Law 27,351 was enacted, which states that electricity for individuals that are medically dependant on a constant electricity supply and an adequate voltage level to operate the equipment prescribed by a certified doctor to avoid health and life threatening risks is to be free and continous and they must also have electricity service priority. Within this framework, on July 26, 2017, ENRE issued Resolution 292, which established free electricity and hook-up costs to this category of Edenor and Edesur customers.  Similarly, on September 25, the Ministry of Health issued Resolution 1,538-E, which created the “Medically Electricity Dependant Registry”.   To this date, the respective rules regarding the operational issues to guarantee a continous electricty supply, the compensation to distributors and the extent of the responsibilties of each of the players involved are still pending (Law 27,351 Article 11).  The executive branch will appoint the authority that will be responsable for applying this law and will assign the necessary budget to satisfy its purpose.

Regulation of Transmission

The transmission sector is regulated based on the principles established in the Electricity Framework and the terms of the concession granted to Transener S.A. (the main operator of transmission lines in Argentina and a company not related to us) under Decree 2,743.  Due to technological reasons, the transmission sector is heavily affected by economies of scale that limit competition.  As a result, the transmission sector operates under monopoly conditions and is subject to considerable regulation.  As instructed by Resolution 196 of the Ministry of Energy and Mining, the ENRE completed the RTI before January 31, 2017.  It became effective in March, 2017 and is applicable to all transmission companies. On Thursday, November 30, 2017, the Secretary of Energy published Resolution 1,085, which approves the new methodolgy to distribute the remuneration cost of transmission. The Resolution states that as of December 1, 2017, the cost of the transmission system is to be proportionately paid for by demand, and generators are to only pay for the direct connection costs.  It instructs CAMMESA to perform the respective calculations of the MEM’s Public Electricity Transportation Service prices for its Distribution Agents based on the methodology approved, including the adjustments required when seasonal prices are revised.  This rule determines that charges and bonuses no longer depend on the use of the installations but on regional allocation.

Natural Gas Market

Since the economic emergency measures of 2002, the lack of investment in natural gas production forced the system to burn increasing amounts of liquid fuels.

The Argentine government has adopted different measures to improve the natural gas supply.  Since 2004, local gas producers and the Argentine government have entered into various agreements to guarantee gas supply. In addition, Argentina and Bolivia entered into a 20-year agreement in 2006 that guarantees Argentina’s right to receive up to 28 million cubic meters of natural gas daily and sets an increasing price schedule.  Resolution No. 41/2016 issued by the Ministry of Energy and Mining replaced the price setting agreement.

The Electronic Gas Market (“MEG” in its Spanish acronym) was also recently created to increase the transparency of physical and commercial operations in the spot market.

Argentina also imports LNG since 2008.  It is received at the Bahia Blanca facility that can process 10 mm3-d and the Escobar offshore facility, which started operations in 2011 and currently processes 20 mm3-d.

Electricity Exports and Imports

To give priority to the internal market supply, the Argentine Secretary of Electric Energy adopted additional measures that restricted electricity and gas exports. Resolution 949 established measures that allowed agents to export and import electricity under very restricted conditions.  These measures prevented generators from satisfying their export commitments.

The Argentine Secretary of Energy published Disposition 27, together with related resolutions and decrees, which created a plan to ration natural gas exports and the use of transportation capacity. These measures restricted gas delivery to Chile and Brazil.  These restrictions are expected to continue as Enargas Resolution 1,410 issued in October 2010, reinforced such restrictions on gas distribution to certain customers.  Specifically, the resolution mandated that the distribution of gas be made in the following order, from highest to lowest priority: (i) residential and commercial customers; (ii) the compressed natural gas market; (iii) large customers; (iv) thermal generator units; and (v) exports. Gas export conditions and restrictions continue as of the date of this Report.

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

Law 26,190, enacted in 2007, defined the use of nonconventional renewable energy as a national interest and set the target at 8% market share for generation from renewable sources within ten years.  During 2009, the government took actions to reach this objective by publishing Resolution 712 and launching an international auction to promote the installation of up to 1,000 MW of renewable energy capacity.  This resolution created a mechanism to sell renewable energy through fifteen-year contracts with CAMMESA under special price conditions through ENARSA, a state-owned company engaged in upstream and downstream activities associated with hydrocarbons and electricity.  In June 2010, the GENREN program awarded a total of 895 MW, distributed in the following manner: 754 MW of wind power, 110 MW of bio-fuels, 11 MW of mini-hydroelectric and 20 MW of solar units.  The prices awarded vary from US$ 150 per MWh (for mini-hydroelectric units) to US$ 598 per MWh (for solar units).  In 2011, the Argentine Secretary of Electric Energy issued Resolution 108/2011 which allowed CAMMESA to sign contracts directly with generators of renewable energy on conditions similar to Resolution 712.

In October 2015, Law 27,191 “National Development Scheme for the Use of Renewable Energy Sources for the production of Electric Power”, defined renewable energy sources as: wind energy, solar thermal, solar photovoltaic, geothermal, tidal, wave, ocean currents, hydroelectric, biomass, landfill gas, gas treatment plants, biogas and biofuels, except for the uses established in Law 26,093. The new capacity limit for hydroelectric plants that qualify under Law 27,191 was changed from 30 to 50 MW.  The law establishes that large customers should meet their demand with contracts sourced with renewable technologies according to the following values: 8% in 2017, 12% in 2019, 16% in 2021, 18% in 2023 and 20% in 2025.  A maximum price of US$ 113.00 per MWh is set for renewable energy contracts in the MEM.  The law does not set a specific commitment to distributors.  It also establishes a penalty for those who do not comply with the rates established by Article 8 to pay a price equal to the variable cost of production of electricity generated with imported diesel fuel for the deficit of contracted renewable energy.  Finally, Law 27,191 also establishes incentives for investments: anticipation of the added value tax refund, the application of accelerated depreciation, the creation of a common fund for project financing and import duty exemption.

Resolution 71 and 72, dated May 17, 2016, of the Argentine Ministry of Energy and Mining, extended Law 27,191 and Regulatory Decree 531, which commenced MEM’s 1,000 MW tender process for renewable energy as part of the “RenovAr-Round 1 Program” comprised of the following: 600 MW of wind power, 300 MW of photovoltaic power, 65 MW of biomass fuel, 20 MW of mini hydro power and 15 MW of biogas power..

There were 123 offers for a total 6,366 MW (42 for wind energy for 2,870 MW, 50 for solar energy for 2,305 MW, eight for biomass and biogas for 23 MW, and five for small hydroelectric power for 11 MW). On September 30, 2016, offers were made with most falling below the maximum award price stipulated by the Ministry; for wind energy the minimum price was US$ 49 per MWh and for solar energy US$ 59 per MWh.  Under Round 1 of the RenovAr Program, 29 projects were awarded for a total of 1,142 MW. Subsequently, a new round of the Program (Round 1.5) was carried out, which awarded 30 projects for a total of 1,281.5 MW and an average price of US$ 54 per MWh (765.4 MW for wind energy and 516.2 MW for solar energy) .

The RenovAr Program, Round 1 plus Round 1.5, awarded a total of 59 projects for a total 2,423.5 MW and a weighted price of US$ 57.44 per MWh.

On August 17, 2017, the Ministry of Energy and Mining issued Resolution 275-E/2017 by means of which it launches an open call to national and international players interested in supplying the MEM with NCRE based electricity within the context of the RenovAr Program (Round 2), to award 1,200 MW (550 MW wind, 450 MW solar and the rest biogas, minihydro and biomass).

Resolution 473/2017 later added an additional 50% of MW to the original call, (Round 2), allowing projects not awarded in the previous stage to participate in order to cover the capacity required by technology (275 MW wind, 225 MW solar and 67.5 MW from biogas and biomass).

The RenovAr Program, Round 2, awarded a total of 88 projects for a total 2,043 MW in 18 provinces at an average price of US$ 51.5 per MWh.

On August 18, 2017, the Ministry of Energy and Mining issued Resolution 281-E/2017 establishing the rules of the Renewable Electricity Market, allowing generators with renewable sources to enter into contracts with large customers (above 300 KW).  The Renewable Energy Department later ruled on several administrative aspects through provision No. 1/18.

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

The generation sector is organized on a competitive basis, with independent generators selling their output through private contracts to distributors, traders and unregulated customers.  Differences between production and sales are sold on the short term market or spot market at the Settlement Price for Differences (“PLD” in its Portuguese acronym).  There is also a special mechanism used by hydroelectric generators that seek to re-allocate hydrological risk by offsetting differences between hydroelectric generators’ assured energy and what is produced, called the Electricity Reallocation Mechanism (“MRE” in its Portuguese acronym).

The Brazilian constitution was amended in 1995 to authorize foreign investment in electricity generation.  Before then, all generation concessions were held directly or indirectly by Brazilians or by the Brazilian state.

The transmission sector operates under monopoly conditions.  Revenues of transmission companies are fixed by the Brazilian government.  This applies to all electricity companies with transmission operations in Brazil.  Transmission revenue is a fixed fee that does not depend on the amount of electricity transmitted.

Distribution is a public service that operates under monopoly conditions and is comprised of companies who have been granted concessions.  Distributors in the Brazilian NIS are not allowed to: (i) perform activities related to electricity generation or transmission; (ii) sell electricity to unregulated customers that demand 3,000 kW or more; (iii) hold, directly or indirectly, any equity interest in any other company, corporation or partnership; or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement.

The sale of electricity is governed by Law 10,848/2004 and Decrees 5,163/2004 and 5,177/2004 of the Electricity Trading Chamber or Clearing House (“CCEE” in its Portuguese acronym), and the Brazilian National Electric Energy Agency (“ANEEL”in its Portugese acronym),  Resolution 109/2004, which introduced the Electricity Trading Convention.  This convention defines the terms, rules and procedures of trading in the CCEE.  Two possible scenarios were introduced by these regulations for the execution of energy sales agreements: (i) the regulated contract environment, in which energy generation and distribution agents participate, and (ii) the free market contract environment, in which energy generation, trading, importing and exporting agents, and unregulated customers, participate.

Commercial relations between the agents participating in the CCEE are governed by energy sales agreements.  All agreements between agents in the Brazilian NIS are registered with the CCEE.  The register includes the amounts of energy and the terms of the agreement.  Energy prices agreed upon by the participating agents are not registered with the CCEE, but instead are specified by the parties involved in the agreements.

The CCEE records the differences between energy produced, consumed and the contracted amount.  The positive or negative differences are settled in the short-term market and priced at the PLD.  They are determined weekly for each level of required energy or load and for each sub-market, based on the system’s marginal operating cost, within a minimum and maximum price range.

The unregulated market includes the sale of electricity between generation concessionaires, independent producers, self-producers, sellers of electricity, importers of electricity, unregulated customers, and special customers.  It also includes existing contracts between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of Law 10,848.  According to the specifications set forth in Law 9,427, unregulated customers in Brazil are those who currently: (i) have a demand of at least 3,000 kW, generated from conventional sources, and purchase their energy directly from generators or traders, but not from distributors or (ii) have a demand in the range of 500 to 3,000 kW, which is generated from NCRE sources and purchase their energy directly from generators, traders or distributors.

The Brazilian NIS is coordinated by the Brazilian Electricity System Operator (“ONS” in its Portuguese acronym) and is divided into four electric sub-systems: South-East/Center-West, South, North-East, and North.  In addition to the Brazilian NIS, there are also isolated systems that are located in the Northern region of Brazil and rely only on electricity generated from coal-fired and oil-fueled thermal plants.  According to the February 2017 monthly electricity report issued by the Energy Research Company, (“EPE” in its Portuguese acronym), 99.4% of the energy required by Brazil is supplied by the Brazilian NIS and the remaining 0.6% is supplied by isolated systems.

Principal Regulatory Authorities

The Brazilian Ministry of Mines and Energy (“Brazilian MME”) regulates the electricity industry and its primary role is to establish the policies, guidelines and regulations for the sector. The Energy Research Company is an entity that reports to the Brazilian MME.  Its purpose is to conduct research and studies to support energy sector planning.

The Brazilian National Energy Policy Council (“CNPE”in its Portugese acronym), is in charge of developing the national electricity policy.  Its principal responsibilities include advising the President on the formulation of energy policies and guidelines, promoting the stability and secure supply of the country’s energy resources, ensuring the energy supply to the most remote parts of the country, establishing directives for specific programs (such as the use of natural gas, biofuel, biomass, coal and thermonuclear energy) and establishing directives for the import and export of energy.

The Brazilian National Electric Energy Agency, ANEEL, is the entity that implements regulatory policies.  Its main responsibilities include, among others: (i) supervision of the concessions for electricity sale, generation, transmission and distribution; (ii) enactment of regulations for the electricity sector; (iii) implementation and regulation of the exploitation of electricity resources, including the use of hydroelectricity; (iv) promotion of a bidding process for new concessions; (v) resolution of administrative disputes between electricity sector agents; and (vi) setting the criteria and methodology to determine distribution and transmission tariffs, as well as the approval of all the electricity tariffs, ensuring that customers pay a fair price for energy supplied and, at the same time, preserving the economic and financial balance of distribution companies, so they can provide a service with the level of quality and continuity required.

The Energy Sector Monitoring Committee (“CMSE” in its Portuguese acronym) reports to the Brazilian MME.  The CMSE was created to evaluate the continuity and security of the energy supply across the country.  CMSE has the mandate to: (i) follow the development of the energy generation, transmission, distribution, trading, import and export activities; (ii) assess the supply and customer service as well as the security of the system; (iii) identify difficulties and obstacles that affect supply security and regularity; and (iv) recommend preventive measures to help preserve supply security and service.

The CCEE is a non-profit organization subject to authorization, inspection and regulation by ANEEL and its main purpose is to carry out wholesale transactions and electricity trading in the Brazilian NIS.  It records the agreements resulting from the adjustments among market agents, which are classified into four categories: generation, distribution, trading and customers.  On June 22, 2016, Provisional Resolution 735 was enacted, which established that CCEE replaces Electrobras as the debt collector of the Energy Development Account, “Cuenta de Desarrollo Energético - CDE”, a government fund created through Law 10,438 and financed through charges included in consumers’ and generators’ tariffs and government contributions.

The National Grid Operater (“ONS”in its Portugese acronym) is comprised of generation, transmission and distribution companies, and independent customers, and is responsible for the coordination and control of the generation and transmission operations of the Brazilian NIS, subject to the ANEEL’s regulation and supervision.

The Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA” in its Portuguese acronym) is an executive body of the National Environmental Policy, which acts as a federal independent organization.  It is part of the Ministry of Environment, responsible for the implementation of the National Environmental Policy and the preservation and conservation of natural heritage, exercising control and supervision over the use of natural resources.  IBAMA is also responsible for the environmental impact studies and the granting of environmental licenses for projects nationwide.  The environmental license is a procedure by which the competent environmental agency at the federal, state or municipal levels, authorizes the location of the installation, expansion, and operation of businesses and activities that require natural resources.  It also can consider the effective or potential pollution, in whatever form, and any cause of environmental degradation. This license seeks to ensure that preventive and control measures taken in the draft are compatible with sustainable development.

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

The Electricity Sector Law also introduced the concept of independent power producers, (“IPPs”), to open the electricity sector to private investments.  IPPs are single agents, or agents acting in a consortium, who receive a concession, permit or authorization from the Brazilian government to produce electricity for sale.

Law 9,648 enacted in 1998 created the wholesale energy market, composed by the generation and distribution companies.  Under this new law, the purchase and sale of electricity are freely negotiated.

The spot price is the value of the electricity sales and purchases in the short term market. According to the law, the CCEE is responsible for setting electricity prices in the spot market.  These prices are calculated on a marginal cost basis, modeling future operation conditions and setting a merit order curve with variable costs for thermal units and opportunity cost for hydroelectric plants, resulting in one price for each subsystem set for the week after the determination.

Pursuant to Law 10,433, enacted in 2002, the wholesale energy market structure is closely regulated and monitored by ANEEL.  ANEEL is also responsible for setting wholesale energy market governance rules, including measures to stimulate external investment.

Law 10,438, also enacted in 2002, promotes the development of alternative energy sources, the globalization of energy services and subsidees to low-income residential customers.

During 2003 and 2004, the Brazilian government established the basis for a new model for the Brazilian electricity sector through Law 10,847 and 10,848 dated March 15, 2004, and Decree 5,163 dated July 30, 2004.  The principal objectives of these laws and decrees were to (i) guarantee the security of the electricity supply and promote reasonable tariffs, and (ii) improve social integration in the Brazilian electricity sector through programs designed to provide universal access to electricity.

The new model contemplates a series of measures to be followed by industry players, such as the obligation of distributors and unregulated customers to satisfy all their electricity supply through contracts.  It also defines a new methodology to calculate the actual physical back up to generation capacity that guarantees electricity generation contracted sales, ensuring that hydroelectric and thermal generating plants contract their capacity in proportions that offer the best balance between the cost of such coverage and the cost of supply.  Electricity supply continuity and security are constantly monitored, seeking to detect occasional imbalances between supply and demand.

In terms of tariffs, the model requires distributors to purchase electricity in a regulated environment through tenders to obtain the lowest tariffs.   This allows for reductions in the cost of electricity that distributors pass on to captive customers.  The new model also includes a subsidy for low income customers.

Limits and Restrictions

Regulatory Resolution 29 year repeals certain sections of ANEEL Resolution 278/2000, which established the limits and conditions for the participation of electricity distributors and traders.  Specifically, the section of Resolution 278 on limits to electricity generation was repealed.   Subsequently, Resolution 378/2009 establishes new procedures for analyzing mergers and violations of economic regulations in the electricity industry.

Regulation of Generation Companies

Concessions

The Concessions Law provides that, upon receiving a concession, IPPs and customers will have access to the distribution and transmission systems owned by other concessionaires, provided that they are reimbursed for their costs as determined by ANEEL.

Companies or consortia that intend to build or operate hydroelectric generation facilities with a capacity exceeding 30 MW or transmission networks in Brazil must resort to a public tender process.  Concessions granted to the holder give the right to generate, transmit or distribute electricity in a given concession area for a certain period of time.

Concessions are limited to a maximum of 35 years for new generation concessions and up to 30 years for new transmission or distribution concessions.  Existing concessions may be renewed at the Brazilian government’s discretion for a period equal to their initial term.

In September 2012, ANEEL’s Provisional Resolution 579 established the criteria for the renewal of generation, transmission and distribution concessions to expire between 2015 and 2017.  It projected the reduction of energy tariffs and indemnities for non-depreciated investments in hydroelectric plants and transmission installations.  In addition, Provisional Resolution 579 defined procedures for the temporary provision of electricity if a concession was cancelled for administrative reasons.  It also reinforced the powers of ANEEL to intervene in the case of economic and financial imbalance to avoid affecting the service provided.

On January 23, 2013, the Brazilian Congress approved Law 12,783, which renewed electricity concessions covered by Provisional Resolution 579.  This law requires companies to reduce the average electricity tariff by 20.2% as of February 2013, and to extend, transmission, distribution and both hydroelectric and thermal plant generation concessions that expire between 2015 and 2017 for a maximum of 30 years.

Dispatch and PLD Pricing

The PLD is used to value the differences between purchases and sales of electricity in the short-term market.  The price-setting process of the electricity traded in the short-term market is based on the data used by the ONS to optimize the operation of the Brazilian NIS.

The mathematical models used to compute the PLD consider the preponderance of hydroelectric plants within the Brazilian electricity generation grid.  The purpose is to find an optimal equilibrium between the current benefit obtained from the use of water and the future benefit resulting from its storage, measured in terms of the savings from the use of fuels for thermal plants.

The PLD is an amount computed on a weekly basis for each load level based on the Marginal Operational Cost, which in turn is limited by a maximum and minimum price for each period and submarket.  The intervals set for the duration of each level are determined by the ONS for each month and reported to the CCEE to be included into the accounting and settlement system.

The model used to compute the PLD seeks to achieve an optimal result for any given period and to define both the hydroelectric and thermal power generation for each submarket, first considering the electricity demand, then the hydrological conditions, the prices of fuel, the cost of the deficit, the entry of new projects into operation and the availability of equipment used for generation and transmission.  As a result of this process, the Marginal Operational Costs is obtained for each load level and submarket.

The calculation of the price is based on the “ex-ante” dispatch that is determined using estimated information existing prior to the actual operation of the system, taking into account the declared availability amounts regarding both the generation and the consumption envisaged for each submarket.  The complete process for calculating the PLD involves the use of computational models to calculate the Marginal Operational Cost for each submarket on a monthly and weekly basis.

Annually, ANEEL defines new limits for the PLD.  In December 2015, the range of the PLD for 2016 was set between R$ 30.25 per MWh to R$ 422.56 per MWh, and for 2017, between R$ 33.68 per MWh to R$ 533.82 per MWh.  Finally, for 2018 the PLD must be between R$ 40.16 per MWh to R$ 505.18 per MWh.

Electricity Reallocation Mechanism

The MRE provides financial protection against hydrological risks for hydroelectric generators by ensuring the optimal use of the hydroelectric resources of the interconnected power system.

The mechanism guarantees that notwithstanding the centralized dispatch, all hydroelectric generators that participate in the MRE will have a participation in the overall hydroelectric generation dispatched in proportion to their assured energy, or maximum firm energy, which is the electricity that a hydroelectric generation plant is able to deliver on a continual basis during a year, with poor hydrological conditions.  The final value of the energy allocated to a hydroelectric generator can be greater or less than its assured energy depending on whether the hydroelectric generation is greater or less than the overall hydroelectric assured energy, respectively.  This mechanism permits each hydroelectric generator, before buying energy in the spot market, to fulfill its contracts, to purchase cheaper energy at a price that covers the incremental costs of operation, the maintenance of hydroelectric plants and the financial compensation for use of water.  The tariff used for trading energy in the MRE, the Optimum Energy Tariff, was set as R$ 11.87 per MWh for 2018.

The system’s overall hydroelectric generation is more stable than the individual hydroelectric generation of a power plant, therefore the MRE is an efficient mechanism to reduce the volatility of individual power plant generation and hydrological risk. Energy contracts in Brazil are only financial instruments, and electricity generation is totally disassociated from energy contracted.

In November 2015, as a way of mitigating the impacts of drought, ANEEL approved the conditions for renegotiating hydrological risk with the hydroelectric generators that participate in the MRE.

Sales between Market Agents

The current electricity industry model establishes that electricity is traded within two market environments: the Regulated Contract Environment (“ACR” in its Portuguese acronym) and the Free-Market Contract Environment (“ACL” in its Portuguese acronym).

Trading in the ACR is formalized by means of regulated, bilateral agreements, called Electric Power Trading Agreements carried out between selling agents (sellers, generators, independent producers or self-producers) and purchasing agents (distributors) who participate in electric power purchase and sale tenders.

In the ACL environment, on the other hand, the negotiation among the generating agents, trading agents, free-market customers, importers and exporters of electric power is carried out freely, through bilateral agreements.

Generation agents, regardless of whether they are public generation concessionaires, IPPs, self-producers or trading agents, can sell electricity in both environments.  This maintains the overall competitiveness of the market.  All agreements that have been signed in the ACR or the ACL are registered in the CCEE and used to calculate the settlement of differences in the short term market.

Sales by Generation Companies to Unregulated Customers

In the unregulated contract environment, the conditions for purchasing energy are negotiable between suppliers and their customers.  As for the regulated environment, where distribution companies operate, energy purchases must be conducted through a bidding process coordinated by ANEEL.

Sales by Generation Companies to Distribution Companies and Regulated Customers

Pursuant to market regulations, all of distributors’ energy demand must be satisfied through regulated tenders coordinated by ANEEL, which are numbered A-i, where i is an integer starting with 0.  There are separate tender processes for: (i) existing capacity to adjust the conditions of current contracts or to enter into new power purchase agreements to replace expired agreements, and (ii) new capacity to meet future demand.

Tenders for existing capacity are as follows: (i) A-i tenders, energy adjustment tenders, to supplement the energy needed to supply distribution customers within the concession area, purchasing energy from all existing generation sources through energy purchase agreements for up to five years.

Future energy needs are covered through: (i) A-i tenders, to purchase energy from new generation sources, and include reserve tenders that are also carried out to improve the stability of the system to be supplied i years following the tender.  Both types of tenders involve purchase agreements ranging from 20 to 30 years.

Auction	Plants Types
	New	Existing	Renewable Sources	Indicated by Government(1)	Auctioned together with transmission grids
A-0		X	X
A-1		X	X
A-2		X	X
A-3	X	X	X
A-4	X	X	X
A-5	X	X	X	X	X
A-6	X		X	X	X
A-7				X	X

(1)	The Brazilian government determines the type of technology and projects that can participate in each auction.

In 2014, an A-0 tender was held on April 30, which resulted in 2,046 MW at an average price of R$ 268 per MWh.  An A-3 tender was held on June 6, 2014, and of the 2,744.6 MW energy bid, 418 MW were assigned to the Santo Antonio hydroelectric plant at an average price of R$ 121 per MWh and 551 MW were allocated to 21 wind farms at an average price of R$ 130 per MWh.

In 2015, six tenders took place: (i) one A-1 tender was held in December with 1,954 MW allocated to hydroelectric plants (94%), biomass thermal plants (4%) and gas thermal plants (2%) at average price of R$ 147.8 per MWh; (ii) four A-3 tenders (a) one in April with 969 MW allocated to biomass thermal plants (70%) and wind farms (30%) at an average price of R$ 200 per MWh; (b) two in August, with 233 MWh allocated to solar power plants at an average price of R$ 301.8 per MWh and 314.3 per MWh allocated to wind farms (72%), hydroelectric plants (15%), gas thermal plants (7%) and biomass thermal plants (6%) at an average price of R$ 189 per MWh; and (c) one in November with 508 MW allocated to wind farms (52%) and solar plants (48%) at an average price of

R$ 249 per MWh; and (iii) an A-5 tender in April in which 1,160 MWh was allocated to gas thermal plants (73%), hydroelectric plants (20%) and biomass thermal plants (7%) at an average price of R$ 259.2 per MWh.

On April 29, 2016, an A-5 tender resulted in the allocation of 528,877 MW to hydroelectric plants (61.4%), biomass thermal plants (37.5%) and gas thermal plants (1.1%) at an average price of R$ 198.59 per MWh.  In addition, an A-1 tender was held on December 23, 2016, resulting in the allocation of 21 MW at an average price of R$ 118.15 per MWh.

In 2017, there were four auctions: (i) A-4, on December 18, in which 2,202 MW of energy were auctioned at an average price of R$ 144.51 per MWh (3% hydro, 4% thermoelectric, 16% wind and 77% solar); (ii) A-6, on December 20, in which 27,366 MW of energy were auctioned at an average price of R$ 189.45 per MWh (3% hydro, 72% thermoelectric, 25% wind); (iii) A-1 and A-2, on December 22.  In the A-1, 288 MW were auctioned at an average price of R$ 177.46 per MWh and in the A-2,423 MW were auctioned at an average price of R$ 174.52 per MWh.

Sales of Capacity to Other Generation Companies

Generators can sell their energy to other generators directly, negotiating prices and conditions freely.

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

Law 10,438 created certain incentive programs for the use of alternative electricity generation sources known under the name of Proinfa.  It assures the purchase of the electricity generated by Eletrobras for a period of 20 years and financial support from BNDES a state-owned development bank.  Other programs include a discount of up to 50% on the distribution or transmission tariffs and a special exception for the customers with electricity demand in the range of 500 to 3,000 kW who decide to migrate to an unregulated environment, provided that such customers purchase electricity from generating companies using non-conventional sources of electricity.

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

Decree 5,163 establishes that selling agents must assure 100% physical coverage for their energy and power contracts.  This coverage must be made up of physical guarantees from its own power plants or through the purchase of energy or power contracts from third parties.

Among other aspects, ANEEL’s Normative Resolution 109 specifies that when these limits are not met, generation companies and traders are subject to financial penalties.  The determination of penalties is based on a 12-month period and the revenue obtained from the penalties are reverted to tariff modality within the ACR.

If the limits on contracting and physical coverage defined in the Trading Rules are not met, the relevant generation companies and traders are notified by the Superintendent of CCEE.  Pursuant to the specific Trading Procedure, CCEE’s agents are allowed to file an appeal to be evaluated by CCEE’s Board of Directors who then decides whether to collect or to cancel the financial penalty.

Generation agents may sell power through contracts signed within the ACR or the ACL.  IPPs must provide a physical coverage from their own power generation for 100% of their sales contracts.  Self-producers generate energy for their own exclusive use and they may sell excess power through contracts with ANEEL’s authorization.  In both cases, the verification of physical coverage is performed monthly, based on generation data and on sales contracts for the last 12 months.  Generation agents must pay penalties if they fail to provide physical coverage.

Regulation of Distribution Companies

Energy Purchases

In the regulated market, electricity distribution companies buy electricity through public bids carried out annually, regulated by ANEEL and organized by CCEE.

There are two types of regulated bids: (i) to contract existing capacity to adjust the conditions of the current contracts or enter into new power purchase agreements to replace expired agreements, and (ii) to contract new capacity, including renewable electricity (biomass, mini-hydroelectric, solar and wind power), to meet future demand as previously described in “Item 4. Information on the Company— B. Business Overview — Electricity Industry Regulatory Framework —Regulation of Generation Companies — Sales by Distribution Companies and Regulated Customers”.

Authorities define a cap price and all the participating distributors who call for bids enter into contracts on a prorated basis with each of the bidding generators.

Distribution Tariffs to End Customers

Distribution tariffs to end customers are subject to reviews performed every 4 to 5 years, adjustments performed annually and extraordinary reviews by ANEEL, in response to changes in energy purchase costs and market conditions.

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

The Concessions Law establishes three kinds of reviews for end customer tariffs: (i) ordinary tariff review according to the concession contract of each distributor, (ii) annual inflation adjustments less an “X” factor (a unique value for each distributor which reflects its recent efficiency gains, the management of its operating costs, and its service quality) and (iii) extraordinary tariff reviews.

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

In December 2014, distributors in Brazil, including Enel Distribución Río and Enel Distribución Ceará, signed an amendment to the concession contracts that allowed deferred costs (CVA and others) to become part of the assets to be compensated at the end of the concession, if they were not previously compensated through tariffs.  Currently, IFRS allows the recognition of deferred revenue, by ensuring that the amounts are recoverable.

Ordinary tariff reviews take into account the entire tariff-setting structure for the company, including the costs of providing services and purchasing energy, as well as a return for the investor.  The tariff review period is defined by distributors at the time of signing their respective concession agreement.  Therefore, some distributors have a period of three years, most have four-year periods and some have five-year periods.  This means the tariff review applies to all distributors, but in different time periods.

Since 2003, ANEEL has carried out periodic tariff revisions every four/five years, which define the methodology to be applied during ordinary tariff reviews.  Until the second cycle of periodic tariff revisions, the methodology was based on regulatory costs for a model company, which considered the special characteristics of each distribution concession area.

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

The law guarantees an economic and financial equilibrium for a company in the event that there is a substantial change in its operating costs.  In the event that the Parcel A cost components increase significantly within the period between two annual tariff adjustments, the concessionaire may request that ANEEL pass those costs through to end customers.

Governmental Tariff Reduction Plan (Provisional Resolution 579/2012)

On September 12, 2012, the Brazilian government’s Provisional Resolution 579 reduced tariffs for end customers and defined new concession renewal policies for generation and transmission companies.

To reduce tariffs, the Brazilian government proposed eliminating two sector charges, the Global Reversal Reserve, which are funds to promote expansion in the electricity sector and to indemnify concessions, and the Fuel Consumption Bill, which is a subsidy to thermal generation companies mainly located in the northern region.  It also reduced the CDE by 75%.  These charges are compensated directly with funds from the Brazilian government.

In addition, this resolution provides new concession renewal policies for generation and transmission companies whose concession contracts expire before 2017 (20% of the generation companies).  Although existing laws provided for the possibility of renewing such concessions, there was no clear guidance on the terms of the renewed concessions.  With the new policy, energy purchases charges will be reduced due to the non-recognition of assets already amortized, and therefore if the concession-holders choose to renew under such terms, then they would only be able to recover costs related to operation and maintenance.  Affected companies represent 23 GW of hydroelectric capacity and 85,000 kilometers of transmission lines.  Approximately 65% of the affected generation companies and all of the affected transmission companies agreed with the new rules.

Legislation containing Provisional Resolution 579 was approved by the Brazilian House of Representatives and was sent to the President of Brazil to sign under Law 12,783.  The tariff reduction plan to reduce end-customer tariff by 20% was passed on January 24, 2013 after an extraordinary tariff review of all distribution companies.

At the beginning of 2013, distributors had a deficit between regulated demand and energy suppliers.  Distributors were forced to buy the required energy to serve their regulated customers at the spot market.  Due to this imbalance, Presidential Decree 7,945 was enacted on March 8, 2013, authorizing the pass-through of federal resources to distributors, allowing them to pay part of the additional energy costs that they had been involuntary exposed to.  The additional energy costs not paid by federal resources were recovered through regulated tariffs in 2014 and 2015 as set forth by ANEEL regulation, and adjusted by the SELIC interest rate.

In 2014, Decree 8,203 authorized the use of the CDE to cover part of the additional costs of distribution companies due to the involuntary exposure to the spot market allowing the Treasury to anticipate contributions to the CDE.

In June 2014, ANEEL published proposals to change the methodology for the fourth tariff cycle which included modifications to the WACC (proposed reduction from 11.4% to 10.9% real rate pre-tax), the regulatory asset base, the X factor and operating costs.  After evaluating the contributions from distributors at Public Hearing 023, ANEEL decided to review the proposed 12.3% WACC.  As a result, the WACC increased from 11.4% to 12.3% (real pre-tax rate).  The new rate was published in the Normative Resolution 648 on March 2, 2015, effective retroactively as of February 5, 2015.  The methodology for the fourth tariff cycle was applied to all distributors in their ordinary tariff reviews.   In March 2018, ANEEL decided to maintain the 12.3% WACC until 2019.

Revenue from Tariff Flags

Since January 2015, ANEEL has applied an additional monthly charge to the customers’ tariffs, whenever the marginal cost of the system is higher than the defined marginal cost.  The regulator’s objective is to provide the consumer with the real cost of generation, considering the anticipated additional tariff rate to the distributor, as described in the chart below, that otherwise would have in the next annual tariff adjustment review.

This mechanism is composed of three main levels color coded green, yellow and red. Since its creation, the cost ranges and the additional tariffs have been changing according to new expectations of the marginal cost of generation.  On February 14, 2017,

ANEEL published its latest modification through Normative Resolution 760, altering the value of the additional tariffs.  On August 24, 2017, ANEEL conducted a public hearing to review these values that became effective as of November 1, 2017.

	Description	Additional Tariff Rate (R$/MWh)
Green	Favorable generation conditions	No additional

Yellow	Less favorable generation conditions	+0.0010

Red level 1	Expensive generation conditions	+0.0030

Red level 2	Most expensive generation conditions	+0.0050

In addition, on September 12, 2016, ANEEL approved Resolution 733, which established the application of an hourly tariff to low voltage customers and defined where they may monitor the value of energy during consumption.  This new tariff is called a white tariff and became effective in January 2018.

Energy Development Account, “Cuenta de Desarrollo Energético - CDE”

In September 2015, following a judicial pronouncement that suspended the payment of Abrace Association partners’ CDE charges, ANEEL allocated the lost contribution to other customers through the distribution tariff adjustment.

ANEEL reduced the 2016 budget by 36% due to greater efficiency that allowed a reduction in the charge to customers to finance the energy cost in isolated locations.

Between January 1, 2017 and December 31, 2029, CDE’s annual charges will decrease gradually until they are fully satisfied.  As of January 1, 2030, the annual cost per MWh will be prorated according to the level of customer’s connected tension.

Extension of Distribution Concession Contracts

Since September 2012, the distribution concessions under the Law 9,074 /1995 may be extended by the Brazilian government one time, for a period of up to 30 years, to ensure continuity, efficient service, feasible rates and profitability for the distributors.

On October 20, 2015, ANEEL approved the draft to supplement the Concession Agreement and recommended the extension of the concessions to the Ministry of Mines and Energy.  On December 28, 2015, the government extended the deadline for executing those extensions due to their complexity.

On March, 14, 2017, Enel Distribución Río S.A. signed the New Concession Contract (the sixth amendment) that defines new rules and tariff procedures, according to Decree No. 2194/2016.

These new rules were applied to determine the 2017 adjustments,that include, among other changes, the use of the IPCA index instead of the general market price index (“IGP-M”), transferring Parcel B non recoverable revenue to Parcel A and also new loss indices. Consequently, ANEEL approved a -6.51% average adjustment for Enel Distribución Río S.A.  For low voltage customers, mainly residential customers, the average adjustment was -6.24%.  The average adjustment applicable to medium and high voltage customers was -7.12%.

On February 13, 2017, ANEEL issued Resolution No. 758/2017 that establishes the conditions required to transfer installations with a voltage under 230 kV (Basic Network referred to as “DIT”) that belong to electricity transmission companies to distribution concessionaires.

Enel Distribución Río S.A. will receive DITs in its first ordinary tariff review to take place after January 1, 2019. Enel Distribución Ceará S.A. will not receive any DIT.

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

Regulation in Transmission

Transmission lines in Brazil are usually very extensive, since most hydroelectric plants are usually located far away from the large centers of energy consumption.  Today, the country’s system is almost entirely interconnected.  Only the states of Amazonas, Roraima, Acre, Amapá, Rondônia and a part of the state of Pará still do not have access to the interconnected power system.  In these states, electricity is supplied by small thermal plants or hydroelectric plants located close to their respective capital cities, but the Brazilian government is gradually connecting these areas.

The interconnected electricity system provides for the exchange of electricity among the different regions when any region faces problems, such as a reduction in hydroelectric generation due to a drop in its reservoir levels.  As the rainy seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines (500 kV or 750 kV) allow locations with insufficient energy production to be supplied by generation centers located in areas with more favorable conditions.

Any electricity market agent that produces or consumes energy is entitled to use the basic network.  Unregulated customers also have this right, provided that they comply with certain technical and legal requirements.  This is called “open access” and is guaranteed by law and by ANEEL.

The ONS is responsible for the operation and management of the basic network, as well as for managing energy dispatched from plants in optimized conditions, involving use of the interconnected power system hydroelectric reservoirs and thermal plants’ fuel.

Transmission revenue is a fixed fee that does not depend on the amount of electricity transmitted. Similar to distribution companies, transmission companies  have three tariff reviews: (i) an ordinary tariff review every four years; (ii) annual tariff adjustments due to inflation and the annual allowed revenues (a fixed amount paid by consumers and generators); and (iii) extraordinary tariff review.

Law 13,203, published on December 8, 2015, changed the discounts applicable to tariffs for the utilization of Transmission and Distribution Systems, including the generation amount and the energy’s final destination when self-produced.  In making the changes to this law, ANEEL conducted public hearing No. 38/2016 that modified Resolution 77/2004 as required to adjust these parameters.

Environmental Regulation

The Brazilian constitution gives the federal, state and local governments power to enact laws designed to protect the environment, and to issue regulations under such laws.  While the Brazilian government is empowered to enact environmental regulations, the state governments are usually more stringent.  Most of the environmental regulations in Brazil are at the state and local level rather than the federal level.

Hydroelectric facilities are required to obtain concessions for water rights and environmental approvals.  Thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from environmental regulatory authorities.

Colombian Electricity Regulatory Framework

Industry Overview and Structure

The Wholesale Electricity Market in Colombia (“Colombian MEM” in its Spanish acronym) is based on a competitive market model and operates under open access principles.  The Colombian government participates in this market through an institutional structure that is responsible for setting forth policies and regulations, as well as for exercising supervision and control powers in respect of market participants.  The Colombian MEM relies for its effective operation on a central agency, XM (a subsidiary of Colombian state transmission company ISA) which is in charge of the market’s central dispatch through the National Dispatch Center (“CND” in its Spanish acronym) and the management of the commercial exchange system through the Commercial Exchange System Authority. The Colombian NIS includes generation plants, the interconnection grid, regional transmission lines, distribution lines and end customers.

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

“Firm Energy” refers to the maximum electric energy that a generation plant is able to deliver on a continual basis during a year, with poor hydrological conditions.  The generator who acquires a Firm Energy Commitment (“OEF” in its Spanish acronym) will receive a fixed remuneration during the commitment period, which is described in “— Incentives and Penalties” section below.

Transmission operates under monopoly conditions with a guaranteed annual fixed income that is determined by the new replacement value of the networks and equipment, and by the resulting value of bidding processes awarding new projects for the expansion of the National Transmission System.  This value is allocated among the traders of the National Transmission System in proportion to their energy demand.

Distribution is defined as the operation of local networks below 220 kV.  Any customer may have access to a distribution network for which the customer pays a connection charge.

There is one interconnected system, the Colombian NIS, and several isolated regional and smaller systems that provide electricity to specific areas.  According to the Colombian Mining and Energy Planning Agency, 98% of the Colombian population in 2017 received electricity through the public network.

Principal Regulatory Authorities

The Colombian Ministry of Mines and Energy (“Colombian MME”) is responsible for the formulation of the electricity sector policy, which aims for a better use of the mining and energy resources available in Colombia, and in turn contributes to the country’s social and economic development.

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

The Energy and Gas Regulatory Commission (“CREG” in its Spanish acronym) implements the principles of the industry set out by the Colombian Electricity Act. This commission is constituted by eight experts named by the Colombian President, the MME, the Colombian Ministry of Public Credit and the director of the Colombian National Planning Department or their delegates. Such principles are:

•	efficiency (the correct allocation and use of resources and the supply of electricity at minimum cost);
•	quality (compliance with technical requirements);
•	continuity (continuous electricity supply without unjustified interruptions);
•	adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency);
•	impartiality (equal treatment for all electricity customers);
•	solidarity (the provision of funds by high-income customers to subsidize the subsistence consumption of low-income customers); and
•	fairness (an adequate and non-discriminatory supply of electricity to all regions and sectors of the country).

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

The Colombian Superintendence of Industry and Commerce advises the national government and participates in the formulation of policies to promote competition, protect consumers, and protect industrial property, among others. It also investigates, corrects and sanctions restrictive commercial competitive practices, such as antitrust practices, and oversees mergers of companies operating in the same industries in order to prevent excessive concentration or monopolies in certain industries.

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

The MADS, together with the Colombian President, seek to develop national environmental and renewable natural resource policies to ensure the right of Colombians to a healthy environment in which natural heritage and national sovereignty are protected.

The Electricity Law

General

In 1994, the Colombian Congress passed Law 142, known as the Public Utility Services Law, and Law 143, which form the basic legal framework that currently governs the electricity sector in Colombia. The most significant reforms included the opening of the electricity industry to private sector participation, the functional segregation of the electricity sector into four distinct activities (generation, transmission, distribution and trading), the creation of an open and competitive wholesale electricity market, the regulation of transmission and distribution activities as regulated monopolies and the adoption of universal open access principles applicable to transmission and distribution networks.

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

Sales by Generation Companies to Unregulated Customers

In the unregulated market, generation companies and unregulated customers sign contracts in which terms and prices are freely agreed. Typically, these agreements establish that the customer pays for the energy that it consumes each month without a minimum or maximum.  The prices are fixed in Colombian pesos indexed monthly to the Colombian PPI. According to CREG Resolution 131 of 1998, to be considered “unregulated”, customers are required to have a six month average monthly power demand of at least 0.1 MW, or a minimum of 55 MWh monthly average electricity demand over the prior six months.

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

Sales to Other Generation Companies

Generators can sell their energy to other generators at freely negotiated prices and conditions.

Regulatory Charges

Contribution by generation per Law 99 of 1993: Generation companies are obliged to pay monthly payments based on their generation to the regional autonomous corporations for environmental protection in areas where the plants are located and to the municipalities where the generation plants are situated. For more information, see “— Environmental Regulation” below.

Generation contribution to the Financial Support Fund for Energy for Non-Interconnected Zones: Law 633 of 2000 (tax reform) states that generators must make a contribution of one Colombian peso to the Financial Support Fund for Energy for Non-Interconnected Zones for every kilowatt dispatched on the Wholesale Energy Exchange. This requirement was extended to 2021 by both Law 1,715 in May 2014 and by Decree 142 of January 2015.

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

During 2012, CREG also issued Document 48 regarding OEF allocation for the period from December 2016 to November 2017.  CREG indicated that (i) an auction for OEF allocation was not necessary due to the conditions of the system and (ii) the assignment schedule will be published once there is greater certainty regarding the execution dates of the Colombia-Panama interconnection agreement and the processes for importing natural gas.  In addition, in July 2012 a reconfiguration auction for the period from December 2012 to November 2013 took place in order to minimize the difference between the assigned OEF and the expected demand for that period.

The OEF was allocated to Termocol, which owns the Poliobras project (4.5 GWh per day) and to Amoyá, which owns the Isagen project (0.5 GWh per day).  Such tenders are called when previously allocated OEFs exceed the projected demand for a certain period. The tender ended with a price margin of US$ 0.60 per MWh, which is greater than the reliability load price set from December 2012 to November 2013.  Projects such as Ambeima and Porvenir II have lost their OEF.

During 2013, Resolution 062 created incentives for thermal plants to back up their OEF with imported natural gas to guarantee their OEF for ten years beginning in December 2015.  The new resolution proposes the foundations of the remuneration for the group of thermal plants in order to develop the first regasification terminal in Colombia.

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

In 2016, CREG declared through Resolution 115 that there was no need for a reliability charge auction to supply demand during 2019-2020.  However, it did not define the mechanism by which the OEF will be distributed among plants.

In 2017, Resolution CREG 140/2017 modified the scarcity price. In the new methodology, the scarcity price is calculated according to the real fuel costs of local thermal plants. This regulation mitigates the risk thermal plants faced during the El Niño  events in 2015-2016, in which the scarcity price did not cover all of their variable costs.

Regarding the  Firm Energy Obligations allocation methodology, CREG Resolution 55/2017 proposed annual auctions for existing and new plants, which can affect the remuneration of high cost thermal units.  However, the companies associations presented several arguments against the proposal, postponing its final publication.  A final decision regarding this topic is expected in 2018.

Also in 2017, CREG presented a document that analyzes an anonymous and standardized contracts market, in which standard contracts will be traded and the price resulting from these transactions can be included in the regulated tariff to final customers.  A final decision regarding this topic is expected in 2018.

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

In 2012, CREG and the National Public Services Authority of Panama issued resolutions that provided for enhancing the process for tendering of rights to construct the future interconnection line between Colombia and Panama.   Interconexión Eléctrica Colombia-Panamá (“ICP” in its Spanish acronym), which is jointly owned by Interconexión Eléctrica de Colombia and the state-owned Empresa de Transmisión Eléctrica de Panamá, was entrusted with the construction of an interconnection project however it has been suspended for financial reasons as the Panamanian government, citing budget constraints, refused to provide a firm commitment to contribute capital.

ICP is expected to continue to seek financial support in order to ensure the viability of the project and reduce uncertainties for the participants.  With the support from the Interamerican Development Bank, ICP has hired a consultant to carry out a study that will explore alternative plans that would result in more competitive energy prices and greater business opportunities.  The Colombian government is also in discussions with its Panamanian counterpart in order to restart the process.

In November 2012, the Declaration of Santiago was signed by Chile, Colombia, Ecuador, Peru and Bolivia.  The main purpose of this declaration was to facilitate regional electricity transactions by harmonizing regulatory frameworks of the member countries in order to connect the electricity networks of the signatory countries in the Pacific region.

Gas Market

Natural gas is important for the Colombian electricity sector, as natural gas is a key fuel for generation.  The Colombian natural gas market operates under near monopolistic conditions and consists of a primary market, secondary market and short-term market. Supply contracts depend on a balance between supply and demand for the following five years, which is calculated by the regulatory authority every year.  If demand exceeds supply, auctions take place, if the opposite happens, bilateral negotiations are carried out. Transportation contracts are traded under bilateral negotiation schemes or through auctions.

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

As a mechanism to supply thermal demand and improve the reliability of the national electricity supply, the first LNG plant located in the Caribbean started commercial operation in December 2016.  This plant provides gas for at least 25% of the national gas demand for the last two years.

The developments in the natural gas regulatory framework during 2017 include: i) adjustments to the natural gas wholesale market, the creation of new types of contracts and the respective definition of terms and conditions (CREG Resolution 114/2017), ii) a regulation associated with the development of natural gas transportation infrastructure and investor selection mechanisms such as calls and open season procedures to select the agents interested in participating in projects, (CREG Resolution 155/17), iii) a regulation associated with the reliability and supply of natural gas, specifically regarding the development of the Pacífico regasification plant and the Buenaventura - Yumbo transportation connection (CREG Resolution 152/17).

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

The methodology for remunerating the distribution business segment was defined by CREG in 2008.  The WACC was set at 13.9% before taxes for assets operating above 57.5 kV and 13.0% before taxes for assets operating under this threshold.  CREG also defined a methodology for the calculation of distribution charges by creating an incentive scheme for administrative, operating and maintenance costs, service quality and energy losses.  During 2009, CREG established the distribution charges currently applicable.  A resolution with new distribution charges was issued during the first quarter of 2018.  They will not be applicable until after the information reported by companies has been audited, which is expected to take place in 2018.

Distribution charges are set for a five-year period and are updated monthly according to the PPI, and defined for four different voltage levels which are applied depending on the customer’s connection point as follows:

•	Level 1: less than 1 kV;
•	Level 2: at least 1 kV but less than 30 kV;
•	Level 3: at least 30 kV but less than 57.5 kV; and
•	Level 4: at least 57.5 kV but less than 220 kV.

In 2013, CREG began to review distribution charges using Resolution 043, which contained a remuneration methodology proposal and was later supplemented by CREG Resolution 079 containing the Purposes and Guidelines for the Distribution Remuneration for the 2015-2019 period.  In 2015 and 2016, CREG published Resolutions 179, 024 and 176, which disclose remuneration parameters. These draft methodologies incorporate replacement incentives (annual compensation for investments in the improvements of quality efficiency; new technology and control of energy losses) by including depreciation as part of a tariff formula in investment plans.

In March 2017, the final comments on Resolution 19/2017 were published, with relevant concepts regarding low voltage remuneration and incentives for service quality.

On February 2, 2018, CREG published Resolution 015/2018, which establishes the final distribution remuneration methodology, based on distribution assets, service quality and advanced measurement policies and represents an improvement when compared to the previous CREG Resolution 019.  Also, on February 5, 2018, CREG published Resolution 016/2018, which determines the rate of return of electricity distribution on the NIS to be 12.4% before taxes for 2018 and 11.8% before taxes for the 2019-2023 period.

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

The distribution business has tariff incentives contingent on the quality of service. Distributors also have to make compensatory payments to customers when they cannot meet the established continuity criterion.  In 2012, CREG established the new quality of service regulation for the regional transmission systems.  Specifically, it defined compensations for energy that was not provided and service interruptions in the regional transmission systems.

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

In 2012, CREG established the new quality of service regulation for the NTS.  It defined incentives to reduce failure to provide energy and required companies to compensate customers, by reducing their charges, for service interruptions in the NTS.

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

The review of regulated transmission charges began in 2013 with the publication of the bases for the remuneration methodology proposed by CREG Resolution 042.  Such bases were supplemented by the development of the Purposes and Guidelines for the Transmission Remuneration for the 2015-2019 period and by resolutions that have been submitted for review under CREG Resolution 178, 023 and 177.  CREG Resolution 042 was defined by MME and seeks to ensure timely expansions and adequate assets.  The new transmission remuneration methodology is expected to be published in 2018.

Trading Regulation

The retail market is divided into regulated and unregulated customers.  Customers in the unregulated market may freely and directly enter into electricity supply contracts with a generator or a distributor, acting as traders, or with a pure trader.  The unregulated customer, which represented about 31% of the market in 2017, consists of customers with a peak demand in excess of 0.1 MW or a minimum monthly energy consumption of 55 MWh.

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

The most recent trading tariff formula became effective in 2015, as set by CREG Resolution 180.  The main changes to this formula were the establishment of a fixed monthly charge covering operating cost plus a variable income for traders covering credit risk, working capital subsidies, and other selling costs.  Selling costs have been approved individually for traders during 2015 and 2016.  In the case of Codensa, in 2015 CREG published Resolution 120/2015 approving Codensa’s selling costs.  The new tariff has been applied since January 2016.

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

Tariffs to End Customers

The energy trader is responsible for charging the electricity costs to end customers and for transferring their payments to the industry’s agents.  The tariffs applied to regulated customers are calculated according to a formula established by CREG.  This formula reflects the costs of the industry (generation, transmission, distribution), depending on the customer’s connection level, trading losses, constraints, administrative costs, and market operating costs.  The pricing formula is currently under review and CREG Resolution 240B/2015 establishes the basis of the studies to determine the unit cost formula of providing service to regulated customers.  It is expected that the commission will issue the formula during 2018.

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

In addition, to subsidize the value of electricity for the most financially vulnerable residential customers residing in the least developed rural areas, the MME established the Social Energy Fund (“FOES” in its Spanish acronym).  Decree 011 regulates FOES as defined in Article 103 of Law 1,450 of 2011 (published in 2012).  FOES offsets CP$ 46 kWh of the price of electricity for the above mentioned customers.

Law 1,873/2017 determined energy and gas subsidies for low income customers whose consumption does not exceed 150% of the basic subsistence consumption level.  CREG is establishing the detailed procedures and regulations associated with Law 1,873.

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

On May 13, 2014, the Renewable Energy Law (Law 1,715) was enacted.  This new law establishes a general legal framework and created a fund intended to promote the development of NCRE, energy efficiency and programs designed to reduce electricity demand.  One of its main objectives is the progressive replacement of diesel generation in non-interconnected and isolated areas, in order to reduce energy costs and greenhouse gas emissions.

During the second half of 2014, the government worked on several aspects of the regulation, and as a result, in December the MME enacted Decree 2,492 and 2,469 establishing guidelines for the demand response mechanism and the sale of surplus energy by self-generators.

In 2015, MME enacted Decree 2,143 which defines the process agents must undertake in order to receive the tax and tariff benefits established by Law 1,715.  According to the decree, to receive tax benefits, agents must procure certificates from the UPME and ANLA following procedures and requirements defined by UPME Resolution 45 of 2016 and MADS Resolution 1,283 of 2016.

In 2016, MADS published Resolution 1,283, which establishes the procedure and requirements applicable to new investments in NCRE and energy efficiency plans, in order to obtain tax benefits as defined by Law 1,715.  Similarly, MADS published Resolution 1,312 adopting the Terms of Reference for the elaboration of Environmental Impact Assessments required to obtain the respective license for onshore wind projects.

On the other hand, CREG issued Document 161 including four alternative schemes to implement a long term mechanism to predict NCRE cash flows.  Recently, after publishing several drafts, CREG approved the methodology to determine Firm Energy for solar and wind resources.

During 2017, the MME issued Decree 1,543 to regulate NCRE and the Efficient Energy Management Fund (“FENOGE” in its Spanish acronym) to promote and create the incentives for the development of projects in these areas to be managed by a fiduciary trust.  An Operations Manual of FENOGE was also issued through Resolution MME 41407.  Such document contains information regarding financial sources, allocation of resources, organizational structure, and project selection and execution methodologies.

Environmental Regulation

The environmental framework in Colombia was established by Law 99/1993, which also established the the Colombian Ministry of Environment and Sustainable Development (Colombian Ministry of the Environment at the time) as the authority for determining environmental policies.  The Colombian Ministry of Environment and Sustainable Development defines issues, executes policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.

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

Due to national discussions about environmental licensing, MADS enacted Decree 2,041 which aimed to reduce the timing needed to receive the necessary licenses in 2016, Resolution 376 established seven additional activities that do not require license modifications.

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

MADS is leading Climate Change issues.  MADS has included the Nationally Appropriate Mitigation Action in the Clean Development Mechanism portfolio.  Also, MADS belongs to the negotiation team that represents Colombia at the Conferences of Parties.  In 2015, the Climate Change unit presented the Intended Nationally Determined Contributions for Colombia and committed to reducing its greenhouse gas emissions by 20% by 2030 and subject to the provision of international support, Colombia could increase its goal from 20% reduction with respect to Business as Usual (“BAU”) to 30% with respect to BAU by 2030.  During 2016, MADS defined the actions necessary to accomplish these goals in different sectors, and also established the organizational responsibilities of the National Climate Change System through Decree 298.

During 2016, MADS delimited the Paramo ecosystem. The Ministry has published the delimitation of 18 of these ecosystems throughout the country.  These ecosystems provide water supply to hydropower plants and to the population, as well as other environmental services.

In 2016, MADS issued Resolution 1,312, which established the Terms of Reference for the Environmental Impact Assessment for onshore wind power plants.

During 2017, the management of environmental regulation focused on issues related to environmental licensing, conservation incentives, environmental benefits associated with energy efficiency, delimitation of Paramos, air quality and climate change.

Additionally, management worked on tools to mitigate emissions that threaten the fulfillment of our environmental commitments established in the the United Nations Framework Convention on Climate Change, COP 21, specifically addressing issues such as the diversification of the generation matrix, stability for long term investment and compatibility with the current expansion plan.

Regarding climate change measures, the Government regulated the carbon tax exemption through carbon neutrality certification as defined in the tax reform.

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

The generation segment is comprised of companies that own electricity generation power plants.  This segment is a competitive market in which prices tend to reflect the marginal cost of production.  Electricity generators, as energy producers, have capacity and electricity sale commitments with their contracted customers.  Generators may sell their capacity and electricity to both distributors and unregulated customers.

The electricity received by a generator’s customers does not necessarily match the electricity produced by that generator since power plant production is allocated by the COES, the Peruvian entity in charge of coordinating the efficient operation and centralized dispatch of generation units to satisfy demand.  The transfer cost is minimized by reviewing the variable production costs of each power plant, regardless of their contractual commitments.  The only exception to this rule applies to the natural gas plants.  For dispatch purposes, the natural gas price is established twice a year.  The first price setting is made in November and establishes the prices from December through May for the following year.  The second setting is made in May and is applicable from June to November.  In 2017, the mechanism was modified to add a minimum natural gas price and to establish a transitional period until June 2018.  The short term market (“MCP” in its Spanish acronym) is also managed by the COES, where an economic balance is reached between the electricity produced by a generator and the electricity demanded by the generators’ customers.  The participants authorized to trade in the short term market are: generators to meet their supply contracts; distributors to serve their unregulated clients for up to 10% of the maximum demand; and, large clients, to supply up to 10% of their maximum demand.

The generation plants’ electricity production and the customers’ energy consumption are valued at an hourly marginal cost.  Generators that have deficits buy energy from the generators that have surpluses.  This principle regarding energy sales balances also applies to capacity charges.  The price of capacity is regulated by Osinergmin, the Peruvian regulatory electricity authority.

In 2008, due to gas transportation and electricity transmission problems, the government issued Decree 049.  This Decree establishes two models related to the calculation of spot prices.  One of them is a theoretical dispatch model without restrictions and the other is a real dispatch model with restrictions.  The spot price is obtained from the theoretical dispatch model (known as “ideal marginal cost”), and the additional operating costs resulting from system restrictions are transferred to clients from the affected generators through a mechanism established by the authority.  The “ideal marginal cost” regime ended on October 1, 2017.  In recent years, the ideal marginal cost has been very similar to the real cost and has not had a relevant impact.  The settlements made by the COES also include payments and/or collections for ancillary services such as frequency and voltage regulation.  They also consider compensation for operating cost overruns, such as the operation at minimum load, random operational tests, among others.

The transmission system is made up of transmission lines, substations and equipment for the transmission of electricity from the power plants to the consumption centers or distribution points.  Transmission in Peru is defined as all lines or substations with a voltage higher than 60 kV.  Some generation and distribution companies also operate sub-transmission systems at the transmission level.

Electricity distribution is an activity carried out in the concession areas granted to different distribution companies.  Customers with a capacity demand lower than 200 kW are considered regulated customers, and their energy supply is considered a public service.  Customers whose capacity demand is within the range of 200 - 2,500 kW are free to choose whether to be considered regulated or unregulated customers.  Once this type of customer chooses an option, the customer must remain in that category for at least three years.  If customers want to change their category from regulated to unregulated, or vice versa, at least one-year notice must be provided.

There is only one interconnected system in Peru, the SEIN, and several smaller isolated regional systems that provide electricity to specific areas.  According to Osinergmin, as of December 31, 2016, 93.3% of the population received electricity through the public network.

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

The Peruvian Investment Promotion Agency is a public entity responsible for attracting private investment in public utilities and infrastructure works.  It also advises investors on their investment decisions.

Osinergmin is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical, hydrocarbon and mining activities, controls and enforces compliance with the obligations stated in the concession contracts and is responsible for the preservation of the environment in connection with the development of these activities. Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs.  It also controls and supervises the bidding processes required by distribution companies to purchase energy from generators.

The COES coordinates the SEIN’s short, medium and long term operations at minimum cost, maintaining the security of the system and optimizing energy resources.  It also plans for the SEIN’s transmission development and manages the short term market.

The National Institute for Defense of Competition and Intellectual Property is responsible for promoting competition, protecting customer rights and safeguarding all forms of intellectual property.

The General Electricity Authority is the technical regulatory entity responsible for evaluating the electricity sector, and proposes the necessary regulations for the development of the electricity generation, transmission and distribution activities.

The Peruvian Ministry of Environment defines environmental policies applicable nationwide and is the head of the National Environmental Management System, which includes the National Environmental Impact Assessment System, the National Environmental Information System, the Protected Natural Areas System, as well as the management of natural resources in its respective area of competence, such as biodiversity and climate change, among others.

The Peruvian Electricity Law

General

The general legal framework applicable to the Peruvian electricity industry includes: the Electricity Concessions Law (Decree Law 25,844/1992) and its ancillary regulations, the Law to Secure the Efficient Development of Electricity Generation (Law  28,832) and its ancillary regulations, the Technical Regulation on Electricity Supply Quality (Supreme Decree 020), the Electricity Import and Export Regulation (Supreme Decree 049), the Antitrust Law for the Electricity Sector (Law 26,876), the law that regulates the activity of Osinergmin (Law 26,734, together with Law 27,699), the Decree Law 1,002 that promotes the investment in NCRE and Decree Law 1,221 that improves electricity distribution regulation to promote electricity access in Peru.

Some of the characteristics of the regulatory framework are (i) the separation of the three main activities; namely, generation, transmission and distribution; (ii) freely-determined prices for the supply of energy in competitive market conditions; (iii) a system of regulated prices based on the principle of efficiency together with a bidding regime for sales of generators to distributors; and (iv) private operation of the interconnected electricity systems based on the principles of efficiency and quality of service.

Law 29,852 and Regulation 021-2012-EM created the Hydrocarbons Energy Security System and the Social Energy Inclusion Fund.  These laws also created a social compensation system and a universal service for the most economically vulnerable sectors of the population, who are subsidized by surcharges on the electricity bills of unregulated customers (equivalent to the surcharge that currently exists for regulated customers on the Electrical Social Compensation Fund), transportation surcharges for hydrocarbon-derivate liquids and natural gas multi pipelines and surcharges on the use of the natural gas pipeline.

Osinergmin and distribution companies manage the Social Energy Inclusion Fund, which directs funds to the widespread use of natural gas by vulnerable sectors, (ii) develops new energy sources like photovoltaic cells, solar panels, etc., and (iii) supplies liquefied petroleum gas to economically vulnerable sectors.

Law 29,969 provides for the universal use of natural gas.  State electricity distributors are authorized to carry out natural gas programs, including the distribution of natural gas in their concession area.  They are also able to associate with companies specializing in the development of gas distribution projects.  MINEM is to promote private investment by granting gas distribution concessions through the pipeline network.

Law 29,970 guarantees energy security and promotes the development of the petro chemical complex in the southern region of the country and the participation of state-owned companies in those projects.  Within the framework of this law, the following have been declared matters of national interest: (i) the guarantee of energy security, (ii) the transportation of ethane to southern Peru; and (iii) the construction of regional pipelines in Huancavelica, Junín, and Ayacucho and their connection to existing gas pipelines. This law creates a subsidy mechanism to finance natural gas infrastructure (including transportation, storage, and backup) and natural gas fueled electricity generation.

Law 1,221, in force since 2016, establishes the following main modifications:

•	In the distribution tariffs, the VAD and the internal rate of return calculations are defined for each distribution company with over 50,000 customers.
•

The MINEM defines a technical responsibilty area (“ZRT” in its Spanish acronym) for each distributor, given its operational areas with the possibility to extend its concession areas by adding nearby rural areas, whose works can be financed by the Peruvian government.  The investments in the ZRT, which can be carried out either by a distributor or by a third party, should be approved by the distributor.  Investment and audited costs (with a cap) will be recognized through the VAD.

•

The VAD includes a technology innovation charge and/or a distribution energy efficiency component. The VAD is adjusted to encourage service quality improvements.  This charge is equivalent to a maximum percentage of a distributor´s annual revenue.

•	Distributors are obligated to guarantee their regulated demand for 24 months.
•	Distributors are required to execute the urban electrification investments or repay the contribution, if the investment is carried out by a third party, when the rate of occupancy is over 40%.
•

Generation and transmission concessions originating in bidding processes are restricted to a 30-year term.  In the case of hydroelectric generation concessions, a favorable report for the watershed, as issued by MINEM, is required.

•	Set conditions to NCRE sources and co-generation that enable them to inject surplus energy to the distribution system without affecting operating security.

Limits and Restrictions

Since the enactment of the Electricity Concessions Law, vertical integration is restricted, and activities in the generation, transmission and distribution segments must be developed by different companies.  The Antitrust Law for the Electricity Sector regulates the cases in which vertical and horizontal integration is admissible.

An antitrust authorization is compulsory for those electricity companies that hold more than a 5% interest of another business segment, either before or as a result of a merger or integration.  An authorization is also required for the horizontal integration of generation, transmission and distribution activities which result in a market share of 15% or higher of any business segment, either before or as a result of any operation.  Such authorizations are granted by the Institute for Defense of the Consumer and Intellectual Property, based on the market share information provided by Osinergmin.

Regulation of Generation Companies

Concessions

Generation companies that own or operate a power plant with an installed capacity greater than 500 kW require a concession granted by the MINEM.  A concession for electricity generation activity is a unilateral permit granted to the generator by the MINEM. Authorizations are granted by the MINEM for an unlimited period of time, although their termination is subject to the same considerations and requirements as the termination of concessions under the procedures set forth in the Electricity Concessions Law, and its related regulations.

To be granted a concession, the applicant must first request a temporary two-year concession and must subsequently apply for a long term concession. To receive an authorization, the applicant must file a petition before the MINEM.  If the petition is admitted and no opposition is presented, the MINEM grants the authorization to develop generation activities for an unlimited time, subject to compliance with applicable regulations.

Dispatch and Pricing

The coordination of electricity dispatch operations, the setting of spot prices and the control and management of economic transactions that take place in the SEIN are controlled by the COES.  Generators can sell energy directly to large customers and buy the deficit or transfer the surplus between contracted energy and actual production in the pool market at the spot price.   Resolution 080-2012-OS/CD established the criteria and methodology to determine the real-time operation under exceptional conditions as declared by the MINEM.

Sales by Generation Companies to Unregulated Customers

Sales to unregulated customers are carried out at mutually agreed prices and conditions, which include tolls and compensation to transmission companies for the use of their transmission systems and, if necessary, to distribution companies for the use of their network.

Sales by Generation Companies to Distribution Companies and Certain Regulated Customers

Sales to distributors can be governed by bilateral contracts at a price no greater than the regulated price in the case of regulated customers (calculated as the weighted average of prices under contracts resulting from tenders and prices under contracts not resulting from tender processes), or at an agreed price in the case of unregulated customers.  In addition to the bilateral method allowed under the Electricity Concessions Law, Law 28,832 also established the possibility that distributors may meet their customers’ demand under contracts signed following a capacity and energy supply tender process.  The purpose of this provision is to establish a mechanism that promotes investments in new generation capacity through long term electricity supply contracts and firm prices with distribution companies.

Sales of Capacity by Generation Companies to Other Generation Companies

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

Regulatory Charges

In addition to taxes applicable to all industries (mainly an income tax and a value added tax), the electricity industry operators are subject to a special regulated contribution that finances the costs incurred by the regulator related to regulation, supervision and monitoring of the electricity industry.  The applicable rate is up to 1% of the annual billing of each company and the collected funds are distributed proportionally between MINEM and Osinergmin.

Generators that own hydroelectric plants, also pay a water royalty based on the hydroelectric energy produced and the regulated energy tariff at peak hours.

Tenders Promoted by the State

Since 2009, MINEM has recommended the construction of new electricity plants that would serve as backup to guarantee the flow of electricity to the system, avoiding blackouts.  As a result, the Peruvian Investment Promotion Agency (“PROINVERSION”) carried out a public bid in August 2010, seeking to secure investments for three projects located in Reserva Fría de Talara, Trujillo and Ilo that would add another 800 MW to the system.  The bid resulted in two of the projects being awarded: Reserva Fría de Talara (200 MW, for Enel Generación Piura, our subsidiary) and Ilo (400 MW, for Enersur, an unrelated company). These plants receive regular payments for being permanently available to operate and provide energy to the SEIN whenever the COES calls on them and will also be reimbursed for the fuel costs incurred for generating electricity.  The Trujillo generation facility was later replaced by the Eten generation facility and awarded to Planta de Reserva Fría de Generación de Eten S.A. (200 MW).

On March 21, 2013, the PROINVERSION held an international public tender to promote private investments in the Hydroelectric Plant project (Molloco Hydroelectric Plant—280 MW), which is located in the hills of the Arequipa region.  It was awarded to the Corsan Corviam – Engevix – Enex partnership.

Services provided by generation, transmission, and distribution companies must comply with technical standards stated in the Technical Regulations on Electric Supply Quality.  Failure to do so might result in the imposition of fines by Osinergmin.

Generators receive an annual capacity payment whose main component is the power plant’s peak-load capacity.  However, to be eligible to receive this payment, plants have to be part of the reserve margin established annually by Osinergmin.  The capacity ranking is constructed based on the firm capacity of each power plant connected to the system and their relative efficiency (based on variable costs).  Only the plants included in this ranking to cover the peak demand plus the reserve margin are to receive the capacity payment.  Every year, Osinergmin sets the capacity price that shall be assigned and paid to each generator pursuant to this concept.

Electricity Exports and Imports

A 220 kV transmission line has been implemented for the interconnection with Ecuador.  However, the line has not operated continuously due to regulatory issues.  In 2017 and 2016, the net electricity exports amounted to 16.6 GWh and 15.5 GWh, respectively.  Internal regulations were also approved for the application of CAN Decision 757, which establishes that when bilateral electricity transactions are carried out with other Andean Nation Community countries, the Economic Operation Committee of the SEIN should send weekly reports to the MINEM and to Osinergmin demonstrating that priority has been given to supplying the domestic market (Supreme Decree 011-2012-EM).

The governments of Peru and Chile have established a bilateral working group to discuss energy matters.  The purpose of the working group is to identify and take advantage of the potential synergies between the two countries.  At the request of the presidents of both nations, the working group is expected to propose a framework for an agreement related to the electricity integration of both countries and to establish the general rules for electricity exchanges among them.  As of the date of this Report, both countries have conducted negotiations, but a final agreement is still pending.

Regulation of Distribution Companies

Bids for Supplying Regulated Customers

The Law to Secure the Efficient Development of Electricity Generation established a bidding regime for the acquisition of energy and capacity by distributors through competitive tenders and firm prices.  The regulator approves the general conditions and establishes a price cap for the bidding process.  In addition, distributors can sign bilateral short term contracts with generators to buy electricity blocks not covered by tenders and to fill any future imbalance.

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

Distribution Tariffs to End Customers

The tariff applicable to regulated customers includes charges for capacity and electricity for generation and transmission and for the VAD which considers a regulated return on investments, operating and maintenance fixed charges and a standard percent for energy distribution losses.

Distribution Tariff-Setting Process

The VAD is set every four years.  The next tariff revision is in 2018 and is to be set for every company with 50,000 or more customers.  The new tariffs are expected to be in force in November 2018.

Actual return on investment for a distribution company depends on its performance relative to the standards chosen by the Osinergmin for a theoretical model company.  The tariff system allows for a greater return for distribution companies that are more efficient than the model company.  Tariff studies are performed by the distribution companies.  Preliminary tariffs are tested to ensure that they provide an average annual internal rate of return between 8% and 16% on the replacement cost of electricity-related distribution assets.

Current tarrifs have been in effect since November 2013 and will be in effect until October 2018 (extended from October 2017 because of the new regulation).

Regulatory Charges

In addition to the taxes that are applicable to all industries (mainly income tax and value added tax), operators in the electricity industry are subject to a special regulation contribution that compensates the costs incurred by the state in connection with the regulation, supervision and monitoring of the electricity industry.   The applicable rate is equal to a maximum of 1% of the annual billing of each company and the funds levied are distributed proportionally to the regulatory authorities, MINEM and Osinergmin.

Incentives and Penalties

Law 28,832 and Supreme Decree 052-2007-EM (“General Regulations of the Supply Auctions”) state that if auctions are called for over three years in advance, distributors will receive payment incentives which will be added to the generator’s auction price, and then passed through to customers.  This incentive cannot be higher than 3% of the tariffs applied.

The distribution concessionaire may lose its concession if it does not provide evidence of a guaranteed supply for at least the following 24 months, unless it has called for public auctions according to the current norm and has not received offers sufficient to comply with its total requirements for the established period.

Supreme Decree No. 018-2016-EM amends the Regulations of the Electricity Concessions Law to include the use of company-owned intelligent meters, the respective investment and O&M expenses of intelligent meters in the VAD, and the technological innovation projects in the VAD to be covered by a capacity charge, and to disclose a ZRT proposal.

Regulation in Transmission

Transmission activities are divided in two categories: “principal,” which are for common use and allow the flow of electricity through the national grid, and “secondary,” which are those lines that connect a power plant with the national grid that connects principal transmission with the distribution network, or that connect directly to certain end customers.  Law 28,832 also defined “guaranteed transmission systems” and “supplementary transmission systems,” applicable to projects commissioned after the enactment of that law.  Guaranteed system lines are the result of a public bid and supplementary system lines are freely constructed and exploited as private projects.  Principal and guaranteed system lines are open to all generators and allow electricity to be delivered to all customers.  Transmission concessionaires receive an annual fixed income, as well as variable tariff revenues and connection tolls per kW.  The secondary and supplementary system lines are open to all generators but are used to serve only certain customers who must pay for using the system.

Environmental Regulation

The environmental legal framework applicable to energy related activities in Peru is established in the Environmental Law, Law 28,611 and in the Regulation for Environmental Protection regarding Electricity Activities, Supreme Decree 029-94-EM.

MINEM dictates the specific environmental legal dispositions applicable to electricity activities, and Osinergmin is in charge of supervising certain aspects of their application and implementation.  According to the Environmental Law, the Peruvian Ministry of Environment has the principal duties of (i) designing the general environmental policies applicable to every productive activity; and (ii) establishing the main guidelines of the different government authorities for their specific environmental sector regulations.  During 2010, most supervision functions regarding the application and implementation of the Environmental Law’s dispositions were transferred from Osinergmin to the Peruvian Ministry of the Environment.

NCRE sources, referred to in Peruvian regulations as Renewable Energy Resources, for electricity generation are considered to originate from the following power sources: biomass, wind, solar, geothermal and tidal sources, as well as hydroelectric plants with an installed capacity lower than 20 MW.

In 2008, the authority issued Decree Law 1,002 to promote the use of NCRE.  The principal investment incentives established by these regulations are (i) an objective percentage of national electricity consumption, set every five years, to be covered by NCRE generation, excluding hydroelectric plants (for the first and second five-year periods, this percentage was 5%); (ii) through tenders of energy to be covered by NCRE, the investor awarded the tender is guaranteed a firm price for the energy injected into the system during the supply contract period of up to 20 years.  These tenders established quotas by type of technology and limit prices; and (iii) priority in the dispatch of load and access to transmission and distribution networks.

In addition, other regulations established tax incentives, including (i) accelerated asset depreciation for income tax purposes, and (ii) the advanced recovery of the sales tax.  In 2011, the permanent congressional commission approved Law 29,764, extending these tax benefits through 2020.

Law 29,968 created the National Environmental Certification Service for Sustainable Investments (“SENACE” in its Spanish acronym), a specialized public organization with technical autonomy and incorporated as a separate legal entity, which reports to the Peruvian Ministry of the Environment.  This organization is responsible for reviewing and approving detailed environmental impact studies of public, private or mixed capital investment projects, whether national or multi-regional, that involve activities, construction and other commercial and service activities whose characteristics, importance and/or location can result in significant environmental impacts, except for those expressly excluded by a Supreme Decree with the consenting vote of the Council of Ministers.

SENACE seeks to implement a single system of environmental administrative procedures to guarantee sustainable investments through the implementation of a sole window of environmental certification.

C.	Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by the Italian company, Enel, our ultimate parent company, which owns 51.8% of our shares as of December 31, 2017. Enel is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in over 30 countries across four continents, produces energy through a net installed capacity of 83 GW and distributes electricity and gas through a network covering 2.1 million kilometers. With over 65 million users worldwide, Enel has the largest customer base among European competitors and ranks among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel shares are traded on the Milan Stock Exchange.

Enel Américas Simplified’ Organizational Structure(1)

As of December 31, 2017

(1)

Only principal operating subsidiaries are presented here. The percentage listed in the box for each of Enel Américas’ consolidated subsidiaries represents its economic interest in such consolidated subsidiary. Please refer to “Presentation of Information” for an explanation of the calculation of economic interest.

The companies listed in the following table were consolidated by us as of December 31, 2017.  In the case of subsidiaries, our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Subsidiaries and Country of Operations	% Economic Ownership of Enel Américas	Consolidated Assets of Each Main Subsidiary	Revenues and Other Operating Income of Each Main Subsidiary
	(in %)	(in billions of US$)
Electricity Generation and Transmission
Electricity Generation
Dock Sud (Argentina)(1)	40.2	210	88
Enel Generación El Chocón (Argentina)	65.7	379	58
Costanera (Argentina)	75.6	324	152
Fortaleza (Brazil)	99.6	319	261
Cachoeira Dourada (Brazil)	99.4	361	503
Volta Grande (Brazil)	99.6	444	9
Emgesa (Colombia)	48.5	3,031	1,160
Enel Generación Perú (Peru)	83.6	1,463	647
Enel Generación Piura (Peru)(2)	96.5	270	88
Electricity Transmission
Cien (Brazil)	99.6	339	89
Electricity Distribution
Edesur (Argentina)	72.1	1,227	1,277
Enel Distribución Río (Brazil)	99.3	2,870	1,662
Enel Distribución Ceará (Brazil)	73.8	1,778	1,453
Enel Distribución Goias (Brazil)	99.5	3,032	1,536
Codensa (Colombia)	48.3	2,072	1,543
Enel Distribución Perú (Peru)	83.2	1,325	884

(1)	We own 57.1% of Inversora Dock Sud S.A., an investment vehicle through which we hold Dock Sud.
(2)	Includes Chinango.

Generation and Transmission Segment

The following companies include generation and transmission companies consolidated by us as of December 31, 2017.

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

Costanera (Argentina)

Costanera is a publicly-held Argentine electricity generation company, with 2,304 MW of installed capacity in Buenos Aires. Costanera consists of six steam turbines with an aggregate capacity of 1,131 MW, which burn oil and gas, and two natural gas combined-cycle facilities with a total capacity of 1,173 MW. Costanera was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A in 1992. We own a 75.6% economic interest in Costanera.

El Chocón (Argentina)

El Chocón is an Argentine electricity generation company. It has two hydroelectric power stations with an aggregate installed capacity of 1,328 MW located between Neuquén and Río Negro provinces, in the Comahue Basin in southern Argentina. A 30-year concession, which expires in 2023, was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.0% of El Chocón’s shares in July 1993 during the privatization process. El Chocón also has four diesel engines with a total installed capacity of 36 MW, which began commercial operations in 2016. These engines are located in and operated by our Costanera thermal plant (due to an agreement between both companies).  We acquired the company in 1993 and currently own a 65.7% economic interest in El Chocón.

Cachoeira Dourada (Brazil)

Cachoeira Dourada owns and operates a run-of-river hydroelectric plant using the flows from the Paranaiba River, located in the state of Goias, consisting of ten generating units totaling 665 MW of installed capacity.  Cachoeira Dourada began its operations in 1997, and has a concession that expires in 2027. Enel Brasil has a 99.8% ownership interest in Cachoeira Dourada and our economic interest is 99.4%.

Cien (Brazil)

Cien is a Brazilian transmission and trading company wholly-owned by Enel Brasil.  It transmits electricity through two owned transmission lines that connect Argentina and Brazil, covering a distance of 500 kilometers, with a total interconnection capacity of 2,100 MW. Cien-Line 1 has a concession that expires in 2020, and Cien-Line 2 has a concession that expires in 2022.  Cien consolidates CTM and TESA, which operate the Argentine side of the interconnection line with Brazil.  Our economic interest in Cien is 99.6%.

Enel Brasil (Brazil)

In 2005, Enel Brasil was formed in order to manage all Brazilian generation, transmission and distribution assets that Enel owned jointly with us. Enel Brasil consolidates operations of three generation companies, Cachoeira Dourada, Fortaleza and Volta Grande, a transmission company, Cien, as well as three distribution companies, Enel Distribucion Rio, Enel Distribucion Ceará, and Enel Distribución Goias. During 2017, we carried out a reorganization process in Enel Brasil aimed at participating in new companies (Volta Grande and Enel Distribución Goias) and a direct participation in Brazil only through Enel Brasil.  We beneficially own a 99.6% direct economic interest in Enel Brasil.  For more information about this reorganization, see “Item 4. Information on the Company — A. History and Development of the Company — History.”

Fortaleza (Brazil)

Fortaleza owns and operates a 327 MW natural gas combined-cycle power plant, with a capacity to generate one-third of the electricity requirements of the State of Ceará, a state with a population of 8.8 million people. Fortaleza has a concession that expires in 2031. Fortaleza is wholly owned by Enel Brasil, and we hold a 99.6% economic interest in Fortaleza.

Volta Grande (Brazil)

Volta Grande is a generation company that owns the concession to operate a 380 MW hydroelectric power plant located in the state of Minas Gerais.  On September 27, 2017, the Brazilian power regulator auctioned four hydropower plants (Sao Simao; Jaguara, Miranda and Volta Grande) owned by CEMIG, an unrelated company.  Enel Brasil was awarded the concession to operate Volta Grande for a 30-year period.  Volta Grande is wholly owned by Enel Brasil and we hold a 99.6% economic interest in Volta Grande.

Emgesa (Colombia)

Emgesa has an installed capacity of 3,509 MW, of which 87% is from hydroelectric power plants and 13% is from thermoelectric power plants. Empresa de Energía de Bogotá S.A. directly holds a 51.5% equity interest in Emgesa. We own 48.5% of Emgesa’s shares and have 56.4% of the voting rights. As a result of our ownership in Emgesa and pursuant to a shareholders’ agreement, we are allowed to appoint the majority of the Board members and, therefore, control Emgesa. For more information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

Enel Generación Perú (Peru)

Enel Generación Perú (formerly Edegel), an electricity generation company, owns and operates seven hydroelectric plants, two of which are owned and operated by Chinango, Enel Generación Perú’s subsidiary, and two thermal plants, with a consolidated installed capacity of 1,482 MW. As of December 31, 2017, we hold an economic interest of 83.6% in Enel Generación Perú. For more information about the purchases, see “Item 4. Information on the Company – A. History and Development of the Company - History.”

Enel Generación Piura (Peru)

Enel Generación Piura has 293 MW of generation capacity, consisting of two thermal plants, Malacas and Malacas II, both of which are located in the province of Talara-Piura, which operate using locally produced natural gas.  We beneficially own 96.5% of Enel Generación Piura.

Distribution Segment

The following companies include distribution companies consolidated by us as of December 31, 2017.

Edesur (Argentina)

Edesur is one of the largest electricity distribution companies in Argentina in terms of energy purchases.  Edesur operates in a concession area of 3,309 square kilometers in the south-central part of the Buenos Aires metropolitan area, serving approximately 2.5 million customers under a concession that expires in 2087.  Our economic interest in Edesur is 72.1%.

Enel Distribución Río (Brazil)

Enel Distribución Río (formerly known as Ampla) is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil, in terms of number of customers and annual energy sales.  Enel Distribución Río is mainly engaged in the distribution of electricity to 66 municipalities located in the State of Rio de Janeiro, and serves over three million customers in a concession area of 32,615 square kilometers.  As of December 31, 2017, Enel Distribución Río has a concession that expires in 2026.  We have a 99.3% economic interest in Enel Distribución Río.

Enel Distribución Ceará (Brazil)

Enel Distribución Ceará (formerly known as Coelce) is the sole electricity distributor of the State of Ceará, located in the northeastern part of Brazil, and serves over four million customers within a concession area of 148,920 square kilometers. Enel Distribución Ceará has a concession that expires in 2028. Prior to 2014, our economic interest in Enel Distribución Ceará was 49.2%, and as a result of a tender offer completed in May 2014, our shareholding increased to 64.9%. Our economic interest in Enel Distribución Ceará is 73.8%.

Enel Distribución Goias (Brazil)

Enel Distribución Goias distributes electricity in the state of Goias, located in the center-west of Brazil and serves almost three million customers within a concession area of 337 thousand square kilometers. The company was acquired from the Brazilian government as part of its privatization program. Enel Distribución Goias was founded in 1956 and has a concession that expires in 2045. Enel Distribución Goias is a wholly owned subsidiary of Enel Brasil, and we hold a 99.5% economic interest in Enel Distribución Goias.

Codensa (Colombia)

Codensa is a Colombian electricity distribution company that serves a concession area of 35,194 square kilometers in Bogotá and 135 other municipalities of the provinces of Cundinamarca, Tolima and Boyacá, serving approximately 3.3 million customers. Our economic interest in Codensa is 48.4%, which represents 57.2% of the voting rights in Codensa, and as a result of this and pursuant to a shareholders’ agreement we appoint the majority of Codensa’s Board members, and therefore, have control over Codensa. For more information regarding the control and consolidation of Codensa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

Enel Distribución Perú (Peru)

Enel Distribución Perú, a Peruvian electricity distribution company, operates in a concession area of 1,517 square kilometers.  It has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, as well as some provinces in the Lima region, including Huaral, Huaura, Barranca and Oyón, and the adjacent province of Callao. As of December 31, 2017, Enel Distribución Perú distributed electricity to approximately 1.4 million customers. We hold a 83.2% economic interest in Enel Distribución Perú.

D.	Property, Plants and Equipment.

Our property, plant and equipment are concentrated primarily on electricity generation, distribution and transmission assets in the four countries in which we operate.

Property, Plant and Equipment of Generating Companies

Property, plant and equipment consolidates the electricity generation power plants owned by our generation subsidiaries Costanera, El Chocon and Dock Sud in Argentina, Cachoeira Dourada, Fortaleza and Volta Grande in Brazil, Emgesa in Colombia, and Enel Generacion Piura, Enel Generacion Perú, and its subsidiary, Chinango, in Peru.  As of December 2017, through these subsidiaries, we own a total 35 power plants in South America, including four mini hydro plants (75 MW altogether) in Colombia, reaching a total 11,444 MW installed capacity.

The following table identifies the power plants that we own, at the end of each year, by country and their basic characteristics:

			Installed Capacity(1) As of December 31,
Country/Company	Power Plant Name	Power Plant Type(2)	2017	2016	2015
			(in MW)
Argentina
Costanera
	Costanera Steam Turbine	Steam Turbine/Natural Gas+Fuel Oil	1,131	1,131	1,131
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	851	851	851
	Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	322	322	322
	Total		2,304	2,304	2,304
El Chocón
	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Run-of-the-river	128	128	128
	Costanera DE(3)	Diesel Engines (Diesel Oil + Fuel Oil)	36	36	—
	Total		1,364	1,364	1,328
Dock Sud
	Dock Sud CC	Combined Cycle/Natural Gas+Diesel Oil	798	798	798
	Dock Sud TG	Gas Turbine/Natural Gas+Diesel Oil	72	72	72
	Total		870	870	870
Total capacity in Argentina			4,537	4,537	4,502

Brazil
Cachoeira Dourada	Cachoeira Dourada	Run-of-the-river	665	665	665
Fortaleza	Fortaleza(4)	Combined Cycle/Gas	327	327	322
EGP Projetos I	Volta Grande(5)	Run-of-the-river	380	—	—
Total capacity in Brazil			1,372	992	987

			Installed Capacity(1) As of December 31,
Country/Company	Power Plant Name	Power Plant Type(2)	2017	2016	2015
			(in MW)
Colombia
Emgesa
	Guavio(6)	Reservoir	1,250	1,250	1,213
	Menor Guavio(6)	Reservoir	13	13	—
	Paraíso	Reservoir	277	277	277
	La Guaca	Run-of-the-river	325	325	325
	Termozipa	Steam Turbine/Coal	236	236	236
	Cartagena	Steam Turbine/ Natural Gas	208	208	208
	Minor plants(7)	Run-of-the-river	75	75	75
	Betania	Reservoir	541	541	541
	Dario Valencia	Run-of-the-river	150	150	150
	Salto II	Run-of-the-river	35	35	35
	Quimbo	Reservoir	400	400	400
Total capacity in Colombia			3,509	3,509	3,460

Peru
Enel Generación Perú
	Huinco	Reservoir	268	268	268
	Matucana	Run-of-the-river	137	137	137
	Callahuanca(8)	Run-of-the-river	84	84	84
	Moyopampa	Run-of-the-river	69	69	69
	Huampani (9)	Run-of-the-river	31	31	30
	Santa Rosa(10)	Gas Turbine/Diesel Oil	414	418	419
	Ventanilla(9)	Combined Cycle/Natural Gas	479	479	484
	Total		1,482	1,486	1,491
Chinango
	Yanango	Run-of-the-river	43	43	43
	Chimay(9)	Reservoir	155	155	152
	Total		198	198	195
Enel Generación Piura	Malacas(9)(11)	Gas Turbine/Natural Gas+Diesel Oil	346	293	298
	Total		346	293	298
Total capacity in Peru			2,026	1,977	1,984
Consolidated capacity			11,444	11,015	10,933

(1)	The installed capacity corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.
(2)

“Reservoir” and “run-of–the-river” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines which generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel or fuel oil to produce steam that moves the turbines. “Gas Turbine” (“GT”) or “Open Cycle” refer to thermal power that uses either diesel or natural gas to produce gas that moves the turbines. “Combined Cycle” refers to a thermal power plant fueled with natural gas, diesel oil, or fuel oil to generate gas that first moves a turbine and then recovers the gas from that process to generate steam to move a second turbine.

(3)

The four diesel engines were installed during 2015 and began commercial operations in July 2016. These engines are located in our Costanera thermal plant. Please see “Item 4. Information on the Company — B. Business Overview — Operations in Argentina.”

(4)	In 2016, we updated the capacity of the power plant according to ANEEL’s approval.
(5)	The 380 MW Volta Grande hydroelectric power plant was purchased on November 30, 2017.
(6)

In April 2016, the two auxiliary units started commercial operations as a separate power plant (Menor Guavio of 13 MW in total).  This plant also feeds Guavio’s auxiliary services.  In December 2016, both El Guavio and menor Guavio, together, increased capacity by 50 MW after some capacity tests (10 MW per unit).

(7)

Minor plants have an aggregate capacity of 75 MW.  As of December 31, 2017, Emgesa owns and operates four minor plants: Charquito (19.5 MW), El Limonar (18 MW), Laguneta (18 MW) and Tequendama (19.5 MW). Laguneta was previously reported as a separate power plant.

(8)

On June 14 2017, with the approval of the regulatory entity (COES), the Callahuanca hydroelectric power plant was removed from commercial operation due to the catastrophic event (flooding of the facilities) that occurred on March 16, 2017.

(9)	The variation in the installed capacity of this power plant in 2016 was the result of tests performed by COES.
(10)	The variation in the installed capacity of this power plant in 2017 was the result of tests performed by COES.

(11)

Includes the installed capacity (189 MW) of the Reserva Fría de Talara power plant. On February 25, 2017, unit TG6 of the Malacas thermal plant started commercial operations with 51 MW. In addition, the variation in the installed capacity of this power plant in 2017 was the result of tests performed by COES.

Property, Plant and Equipment of Transmission and Distribution Companies

A substantial portion of our generating subsidiaries’ cash flow and net income is derived from the sale of electricity produced by these electricity generation facilities. Significant damage to one or more of our main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity, severe and extended droughts or any other such natural disasters, could have a material adverse effect on our operations.

Property, Plant and Equipment of Transmission and Distribution Companies

We conduct our distribution business through Edesur in Argentina, Enel Distribución Río, Enel Distribucion Ceará and Enel Distribución Goias in Brazil, Codensa in Colombia and Enel Distribucion Perú in Peru.  We conduct our transmission business through Cien in Brazil.

We have significant property, plant and equipment assets in electricity distribution.  The description of distribution and transmission companies and their business are included in this “Item 4. Information on the Company.”

The tables below describe the main property, plant and equipment of our distribution businesses, such as transmission lines, substations and transformers, and distribution networks.

TABLE OF DISTRIBUTION FACILITIES

Distribution Network - Transmission Lines(1)

			Transmission Lines(1)
	Location	Concession Area	2017	2016	2015
		(in km2)	(in kilometers)
Edesur(2)	Argentina	3,309	619	1,123	1,120
Enel Distribución Río(3)	Brazil	32,615	1,999	1,990	1,986
Enel Distribución Ceará	Brazil	148,920	5,082	5,127	5,101
Enel Distribución Goias(4)	Brazil	337,002	5,748	—	—
Codensa(2)(5)	Colombia	27,253	1,011	928	857
Enel Distribución Perú(6)	Peru	1,550	660	648	573
Total		550,650	15,119	9,816	9,637

(1)	The transmission lines consist of circuits with voltages in the 35-500 kV range.
(2)	2017 transmission line figures differ from those previously reported since we are now reporting the layout of the line regardless of the number of circuits.
(3)	The figure was standardized to 34.5 kV, previously considered high voltage rather than medium voltage.
(4)	Enel Distribución Goias was acquired by us in February 2017.
(5)

In October 2016, Codensa merged with its subsidiaries DECSA and Cundinamarca, with Codensa continuing as the surviving company. Figures for 2016 include DECSA and Cundinamarca.  The concession area was reduced by 7,941 km2 compared to figures previously reported for 2016 because the area was recalculated after the merger and the decrease is due to the overlap of zones between the two companies.

(6)	The concession area increased 33 km² because the concession area of the Chillón valley was added.

Power and Interconnection Substations and Transformers(1)

	Year ended December 31,
	2017			2016			2015
	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)
Edesur(2)	71	180	12,526	71	184	12,504	71	183	12,424
Enel Distribución Río	135	297	5,361	117	291	5,127	115	294	4,726
Enel Distribución Ceará	114	185	3,144	113	183	3,026	111	179	2,955
Enel Distribución Goias(3)	345	465	5,399	—	—	—	—	—	—
Codensa(4)	171	434	11,231	169	414	10,433	122	339	9,840
Enel Distribución Perú	43	141	4,380	37	138	4,119	36	132	3,837
Total	879	1,702	42,041	507	1,210	35,209	455	1,127	33,782

(1)	Voltage of these transformers is in the range of 500 kV (in - high voltage, “hv”) and 1 kV (out - medium voltage, “mv”).
(2)	Medium voltage (mv/mv) transformers in substations will be removed and replaced by high voltage (hv/mv).
(3)	Enel Distribución Goias was acquired by us in February 2017.
(4)	In October 2016, Codensa merged with its subsidiaries DECSA and Cundinamarca. Codensa is the surviving company. Figures for 2016 include DECSA and Cundinamarca.

Distribution Network - Medium and Low Voltage Lines(1)

	Year ended December 31,
	2017		2016		2015
	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage
			(in Kilometers)
Edesur	8,307	17,181	8,002	17,152	7,872	17,018
Enel Distribución Río(2)	36,694	18,936	35,942	18,668	35,623	18,394
Enel Distribución Ceará	87,910	52,934	86,024	51,423	84,290	50,223
Enel Distribución Goias(3)	179,535	32,028	—	—	—	—
Codensa(4)	26,682	41,358	28,507	41,307	20,266	28,270
Enel Distribución Perú(5)	4,742	23,460	4,597	22,826	4,484	22,268
Total	343,870	185,897	163,072	151,376	152,535	136,173

(1)	Medium voltage lines: 1 kV – 34.5 kV; low voltage lines: 110‑380 V.
(2)	2016 and 2015 figures differ from those previously reported since up to 34.5 kV is now considered medium voltage rather than high voltage.
(3)	Enel Distribución Goias was acquired by us in February 2017.
(4)	In October 2016, Codensa merged with its subsidiaries DECSA and Cundinamarca. Codensa is the surviving company. Figures for 2016 include DECSA and Cundinamarca.
(5)	The low voltage network includes street lighting.

Transformers for Distribution(1)

	Year ended December 31,
	2017		2016		2015
	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)
Edesur	19,218	6,355	19,814	6,280	20,487	6,159
Enel Distribución Río	124,410	5,329	122,384	5,043	120,387	4,858
Enel Distribución Ceará	142,910	3,544	138,060	3,357	134,135	3,208
Enel Distribución Goias(2)	217,117	5,663
Codensa(3)	67,107	6,637	65,607	6,361	53,512	5,854
Enel Distribución Perú	11,056	1,934	10,900	1,865	10,758	1,774
Total	581,818	29,462	356,765	22,907	339,279	21,853

(1)	Voltage of these transformers is in the range of 500 kV (in - high voltage, “hv”) and 1 kV (out - medium voltage, “mv”).
(2)	Enel Distribución Goias was acquired by us in February 2017.
(3)	In October 2016, Codensa merged with its subsidiaries DECSA and Cundinamarca. Codensa is the surviving company. Figures for 2016 include DECSA and Cundinamarca.

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

We are also insured against damage to substations, transformers that are within the substations and any portion of the distribution network that is less than one kilometer from the substations and administrative buildings.  Risks covered include losses caused by fire, explosions, earthquakes, floods, lightning, certain damage to machinery and other such events.  Insurance policies include liability clauses, which protect our companies from claims made by third parties.

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

Project Investments

We continuously analyze different growth opportunities in the countries in which we participate. We study and assess our project portfolio, focusing recently on constructing smaller, less environmentally invasive power plants. These plants are constructed faster, allow greater flexibility to activate or deactivate according to system needs, and are generally more acceptable to the surrounding community. An additional focus will be placed on the development of renewable energy technologies. In the thermal generation business, we seek new opportunities, either by building new greenfield projects or by modernizing existing brownfield assets and improving (e.g. operational and / or environmental) the performance of such assets. The expected start-up for each project is assessed and is defined based on the commercial opportunities and our financing capacity to fund these projects. The most relevant projects in the pipeline are described hereafter.

Budgeted amounts include connecting lines that could be owned by third parties and paid as tolls, unless otherwise indicated.

A.	Projects Completed in 2017

Peru - Malacas TG6 project

Malacas is a thermal electric power plant, owned by our subsidiary Enel Generacion Piura, and located along the northern coast of Peru, in the Piura region.  The Malacas TG6 project involves replacing the power plant’s units TG1, TG2 and TG3, with a new 52 MW dual gas turbine in open cycle unit, including the associated generator and ancillary equipment.  Units TG1, TG2 and TG3 were placed out of commercial operations between 2010 and 2014.

On February 25, 2017, the COES approved the beginning of commercial operations with an initial capacity of 35 MW.  On May 7, 2017, the unit began full operation with a capacity of 52 MW. The Provisional Acceptance Certificate (PAC) to operate with gas was given to Siemens, the supplier, on April 28, 2017, and in November 2017 we successfully perfomed a test with diesel.

The total investment in this project amounted to US$ 54 million, which has been entirely incurred as of December 31, 2017.

Peru - Malacas TG5 project

Malacas TG5 is a 197 MW, dual power generation unit, fueled with either natural gas or fuel oil, located within the Malaca thermal facility.  The project seeks to increase the gas capacity of the unit by adding a gas compressor that could be used to replace Malaca’s TG4 unit when it is either undergoing preventive maintenance or a failure occurs.

Main progress in 2017 includes beginning commercial operations of the compressor on May 27, 2017 and then, after a malfunction caused by a vibration that took place on July 13, 2017, restarting commercial operations of the compressor on December 7, 2017.

The total investment in this project amounted to US$ 8.7 million, which has been entirely incurred as of December 31, 2017.

B.	Projects under Construction

Colombia - Termozipa Thermoelectric Power Plant Improvement Project

Termozipa is a coal-fired power plant owned by our subsidiary Emgesa, located about 40 km from Bogotá, Colombia, alongside a river with the same name. It consists of four units with a total installed capacity of 336 MW, supplied with coal from local mines. The first unit of the power plant started its commercial operation in 1964 and the remaining ones were added by 1984.

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

The environmental upgrade aims to achieve the best environmental standards for gas emissions among coal-fired power plants in Latin America by reducing the following targets: Nitrogen oxide (NOx) emissions to less than 330 mg/Nm3 (milligrams per cubic meter); Sulfur dioxide (SO2) emissions to less than 400 mg/Nm3 and particulate emissions to less than 35 mg/Nm3.  The project includes improvements to the ash extraction system and to the refrigeration water discharge system.

The latest main progress includes:

•	Awarding the Bottom Ash Extraction System contract to Magaldi on December 22, 2016.
•	Receiving approval from the authorities on August 4, 2017.
•	Awarding the construction of the new water production plant to Termomeccanica Ecología on August 14, 2017.
•	Obtaining the final resolution regarding its water rights permit on October 9, 2017.
•	Obtaining the deforestation permits that on November 2, 2017 and November 14, 2017.
•	The De NOx contract was awarded in January, 2018 to AFW Energía (Spain).

The improvements are expected to be completed in 2022. The total investment in this project is US$ 151 million, of which US$ 20.4 million was incurred as of December 31, 2017, mainly related to refurbishment of the turbine rotors of units 3 and 4, a new water intake system, boiler refurbishment and interventions on the coal mills. This project is being financed by internally generated funds.

C.	Projects under Development

Peru - Huampani Hydroelectric Project Expansion

Huampani is a hydroelectric power plant, owned by our subsidiary Enel Generacion Perú, located in Lurigancho Chosica, district of Lima, Peru. The Hydro Energy Recovery Huampani Project consists of the expansion of the installed capacity of the power plant (currently 31 MW) through the installation of two new turbines (a total of 0.7 MW) within the discharge channel of the existing Huampani hydroelectric power plant, using its own generator and auxiliary equipment. It will be connected to the Huampani substation through a 10kV line 140 meters in length.

The environmental permit for the project, as well as the archaeological permit, or Certificate of Non-Existence of Archaeological Remains (“CIRA” in its Spanish acronym) and the Pre-operativity Study (“EPO” in its Spanish acronym) were approved in 2016.

In September 2016, the Water to Wire contract was assigned to the Consortium Kössler-GCZ and the contract became effective in November 2016.  By the end of 2017, the project was 63% complete.

The main milestones achieved within 2017 are:

•April: Detailed engineering of civil works finished.

•June: Kick off meeting with Consortium to prepare the starting of the construction.

•June: Detailed design of StreamDiverTM turbines and shut off valves finished.

•July: Detailed design of the “Balance of Plant” (mechanical and electrical auxiliary services) finished.

•	July: The Water National Authority (ANA in its Spanish acronym) informs that no authorization is required from their part to start the construction.

•August: Starting of the construction.

•September: Factory Acceptance Test for StreamDiverTM turbines and shut off valves were successfully carried out.

•November: Connection of the diversion channel, to isolate area for the construction of the turbine structures.

•December: Turbines, shut off valves and auxiliary equipment arrived to the site of the project.

The projects are expected to be concluded during May 2018. The total investment estimate for the project is US$ 3.2 million, of which US$ 1.9 million was incurred as of December 31, 2017. This project is being financed by internally generated funds.

Argentina - Costanera New Combine Cycle Unit

Within the context of the regulatory changes implemented by the Argentinean government and the series of tenders that have already been carried out and others that are expected to be carried out in the upcoming months, we are analyzing the possible installation of a new combined cycle in Costanera. The intent is to compete for electric power contracts through tenders offered by the Ministry of Energy and Mining.

The project would involve installing a 450 MW combined-cycle unit connected to the 220 kV and 132 kV bars of the existing Costanera substation.  The combined-cycle unit could operate either with natural gas, or if unavailable, with diesel.  Both the environmental permit and the connection pre-authorization (Stage 1) were granted during 2017.

We are analyzing several technical configurations, using different powertrains, as well as analyzing potential optimizations. The assessment of the offers received from contractors and suppliers for the main contract is also in progress.

The construction period is estimated to extend about 30 months, depending on the technical configuration chosen. Considering the tender is expected to be awarded in 2018, the commissioning date of the new unit is estimated to be in 2021.

The estimated total investment in the project is US$ 514 million.  As of December 31, 2017, US$ 3 million has been accrued .

Peru - Ventanilla Battery Energy Storage System

Ventanilla is a thermal power plant with an installed capacity of 479 MW, located in the Callao province.  It consists of three units, two turbines that generate with gas and the third turbine that generates with steam, in a combined cycle.  The project involves the installation of a battery energy storage system (BESS) in the Ventanilla power plant in order to provide the primary frequency regulation that the existing power plant requires to optimize its operations and reduce potential penalties associated with primary frequency regulation and secondary frequency regulation costs.

The project involves the installation of a BESS with about 14 MW of installed capacity and 7 MWh of energy storage, connected to the 16 kV bar of one of the existing turbines installed in the Ventanilla power plant.

During 2017, the environmental permit was granted. The connection pre-authorization by the system operator is expected to be issued during the first quarter of 2018.

Several technical alternatives are under analysis and expected to be resolved during 2018.  The construction period is estimated to be about 12 months. The estimated total investment in the project is nearly US$ 8 billion.  As of December 31, 2017, US$ 0.25 million has been accrued.

Distribution Business

During 2017, we invested US$ 1.43 billion in our distribution business.  We carried out investments in projects to satisfy the needs of our existing and new customers.  We invested mainly in increasing the capacity of our network and reinforcing the hv, mv and lv installations of our companies and in the equipment required to connect our new customers.

Argentina

In Argentina, our subsidiary Edesur invested US$ 213 million in 2017 to satisfy growing demand and improve its service quality. It expanded the Pompeya Substation, added new lines to the mobile Roca Substation and made digital technological improvements to the the grid.

Brazil

In Brazil, we invested a total US$ 827 million in our distribution business through our Brazilian subsidiaries. Enel Distribución Río invested US$ 349 million to connect and supply new customers, improve its distribution network, and reduce energy losses.  The company invested in control systems through the use of new technologies and carrying out social activities.  Enel Distribución Ceará invested US$ 227 million in its distribution network and in the connections of new customer to satisfy the growing electricity demand in the state of Ceará. Our recently acquired subsidiary, Enel Distribución Goias, invested US$ 250 million in its distribution network, in new customer connections, and in increasing service quality and reducing energy losses.

Colombia

In Colombia, our distribution subsidiary, Codensa, invested US$ 266 million in improving quality, controlling energy losses and connecting new customers to regain the standards of quality and level of energy losses from before the merger with Cundinamarca, in addition to renewing lines and other assets within the Cundinamarca concession area after the merger.

Peru

In Peru, Enel Distribución Perú invested US$ 75 million in the distribution network related to satisfying customer needs. Of that amount, US$ 37 million was invested in expanding and reinforcing the network to satisfy residential, commercial and industrial customers and US$ 28 million was invested in ensuring electricity supply safety and quality. In sub transmission, Enel Distribución Perú invested US$ 33 million in expanding capacity and improving the safety of substations and transmission lines.  Additionally, Enel Distribución Perú invested a total US$ 47 million in controlling energy losses and US$ 8 million in information technology and infrastructure.

Major Encumbrances

Costanera’s supplier debt with Mitsubishi Corporation (“MC”) relates to the remaining payments on equipment purchased from MC in November 1996, which was refinanced in October 2014. The value of the assets pledged to secure this debt was US$ 26 million as of December 31, 2017.

Environmental Issues and Focus on Renewable Energy

In recent years, the countries in which we operate have seen an increase in regulation resulting from government strategies to promote environmentally friendly NCRE. The energy industry has a major role in such government strategies and therefore companies have been required to implement changes aimed to comply with new environmental requirements, as evidenced by legal obligations at the local level, commitments assumed by countries at the international level, and the requirements of the international markets.

Government strategies have also focused on creating incentives for NCRE plants that generate electricity with minimal environmental impact and with almost no CO2 emissions. They are considered technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

Efforts toward developing conventional energy projects have increased over time as a result of higher environmental standards and the scarcity of places for the location of plants coupled with significant opposition from different stakeholders, delaying their development and increasing their costs.  In the last couple of years, the cost of NCRE has decreased as a result of technological improvements, enabling smaller projects to become profitable while addressing environmental standards across countries and social opposition to larger conventional generation.  In addition, these technologies have shorter construction periods and their smaller size provides more flexibility for embracing changes in demand.

With respect to the development of new projects to increase our total installed capacity, Enel, our ultimate controlling shareholder, is aiming for a complete de-carbonization of energy generation by 2050.  The lost capacity resulting from the closure of existing coal power plants at the end of their life cycles will be substituted with more environmentally friendly types of generation, focusing on NCRE.

We have expanded the Huampani hydroelectric power plant in Peru (see above), which indirectly avoids CO2 emissions by displacing the operation of thermal units.  We are implementing improvements to the thermal power plant Termozipa in Colombia (see above), which seeks to achieve the best environmental standards for gas emissions among coal-fired power plants in Latin America by reducing NOx, SO2 and particulate emissions.

Item 4A.Unresolved Staff Comments

None

Item  5.Operating and Financial Review and Prospects

A.	Operating Results.

General

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein.  Our audited consolidated financial statements as of December 31, 2017 and 2016 and for the three years ended December 31, 2017, have been prepared in accordance with IFRS, as issued by the IASB.

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We are an electricity company headquartered in Chile that owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru.  Virtually all of our revenues, income and cash flows come from the operations of our subsidiaries and associates in these countries.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes in economic conditions in countries in which we operate may materially affect our financial results.  In addition, our results from operations and financial condition are affected by variations in the exchange rates between the U.S. dollar and the currencies of the countries in which we operate.  These exchange variations may materially impact the consolidation of the results of our companies.  We have certain critical accounting policies that affect our consolidated operating results.

The goal of our diversification strategy is to balance the impact of significant changes in one country with opposing changes in other countries, and with the risk profiles of our businesses within the generation and transmission business and distribution business, in order to mitigate adverse impacts that may affect our consolidated operating results.  The impact of these factors on us, for the years covered by this Report, is discussed below.

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

On February 14, 2017, our subsidiary Enel Brasil acquired Enel Distribución Goias, formerly CELG Distribuição S.A., a Brazilian distribution company located in the state of Goias, for R$ 2,187 million (US$ 640 million at that time).  On November 30, 2017, Enel Brasil acquired the 380 MW Volta Grande hydroelectric power plant located in the State of Minas Gerais, for R$ 1,419 million (US$ 445 million at that time).  To carry out these transactions, we fully subscribed and paid capital increases in Enel Brasil.

For further information regarding the acquisition of both companies, please refer to “Item 4. Information on the Company ― A. History and Development of the Company. ― History.”  The effects of these transactions on our consolidated financial statements as of December 31, 2017 are described in Note 7.2 and 9.2 to our consolidated financial statements.

a.	Generation and Transmission Business

Our electricity generation and transmission business is conducted in Argentina through Costanera, El Chocón and Dock Sud, in Brazil through Cachoeira Dourada, Fortaleza and Volta Grande, in Colombia through Emgesa, and in Peru through Enel Generación Perú and Enel Generación Piura.  A substantial part of our generation capacity depends on the hydrological conditions prevailing in the countries in which we operate.  Our installed capacity as of December 31, 2017, 2016 and 2015 was 11,444 MW, 11,014 MW and 10,933 MW, respectively.  In those years, our hydroelectric installed capacity represented 54%, 53% and 53% of our total installed capacity, respectively.  See “Item 4. Information on the Company – D. Property, Plants and Equipment.”

Our hydroelectric generation was 22,618 GWh, 22,250 GWh and 22,171 GWh in 2017, 2016 and 2015, respectively.  Our hydroelectric generation remained relatively stable in 2017 when compared to 2016, with only a 0.3% increase in 2017, due to better hydrological conditions in Colombia, offset by less water availability in Argentina, and lower availability of some of our hydroelectric plants in Peru due to unusually heavy rains during March 2017 which affected some of our facilities and resulted in our Moyopampa plant (69 MW) being placed out of service, which condition continues as of the date of this Report.

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

Brazil has several river basins, with waterfalls that are used for hydroelectric generation.  Most of Brazil’s rivers are fed primarily from rainfall.  Due to its tropical weather, rainfall is mostly concentrated in the summer months, from November through May, and it is lightest during the winter.  These hydrological conditions prevail in southern Brazil at the Paranaiba River at the Parana basin, where the Cachoeira Dourada and Volta Grande hydroelectric plants are located.

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

Hydrological conditions in Peru also vary significantly depending on the location.  The coast, which concentrates most of the population and economic activity, typically has less rainfall than the rest of the country.  In the Andean mountains, rainfall is most abundant from December through March, providing flow to the basin of the Rimac River, feeding five of our seven hydroelectric plants.  The jungle area also has most of its rainfall in the same period but in larger volumes, feeding the Tarma and Tulumayo River basins, where our other two hydroelectric plants are located.

For purposes of discussing the impact of hydrological conditions on our business, we generally categorize our hydrological conditions into either dry or wet, although there are several other intermediate scenarios.  Extreme hydrological conditions may materially affect our operating results and financial conditions.  However, it is difficult to calculate the effects of hydrology on our operating income without also taking into account other factors because our operating income can only be explained by looking at a combination of factors and not individually on a stand-alone basis.

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs and the mix of hydroelectric, thermal or NCRE generation, which is constantly being defined by the market operator to minimize the operating cost of the entire system.  Run-of-the-river hydroelectric and NCRE generation are almost always the least expensive generation technologies and normally have a marginal cost close to zero.  However, authorities might assign an opportunity cost for the use of reservoir water, which may lead to hydroelectric generation not necessarily being the lowest marginal cost at a particular time.  The cost of thermal generation does not depend on hydrological conditions but instead on international commodity prices for LNG, coal, diesel and fuel oil.

Spot prices primarily depend on hydrological conditions and commodity prices and to a lesser extent on NCRE availability. Under most circumstances, abundant hydrological conditions lower spot prices while dry conditions normally increase spot prices. Spot market prices affect our results because we must purchase electricity in the spot market when our contracted energy sales are greater than our generation, and we can sell electricity in the spot market when we have electricity surpluses.

There are many other factors that may affect our operating income, including the level of contracted sales, purchases and sales in the spot market, commodity prices, energy demand, technical and unforeseen problems that can affect the availability of our thermal plants, plant locations in relation to urban demand centers, and transmission system conditions, among others.

Hydrological conditions do not have an isolated effect but need to be evaluated in conjunction with other factors to better understand the impact on our operating results.

Argentina is a controlled market, with a defined tariff or remuneration scheme and no energy and commodity trading.  The remuneration scheme defines the regulated remuneration of generation companies, which provides a remuneration for fixed and variable costs plus additional remuneration for operational and maintenance costs.  Market prices are unrelated to hydrological conditions or commodity prices. There is a small electricity market (around 3.5 TWh, or 3%, of total demand per year during 2016 and 2017) since free bilateral trading has been suspended since 2013.  As a consequence, El Chocón sells most of its energy to the market operator at the regulated price, which is not affected by hydrological conditions and its results depend mainly on the amount of electricity it generates.  Hydrological conditions during 2017 were better than in 2016, but were still dry, and our hydroelectric generation was lower since CAMMESA, who manages reservoir, set higher level reservoirs requeriments, so the water availability was lower.  In 2016, El Chocón’s generation decreased compared to 2015 due to lower hydrological levels of the Limay River, where our plants are located, because of less accumulated precipitation during the winter months. In 2015, El Chocón’s generation increased, primarily as a result of better hydrological conditions in the Limay River.  Costanera and Dock Sud are thermal plants, and therefore their operating results depend on their own thermal generation.

In Brazil, there is an electricity relocation mechanism that provides financial protection against hydrological risks for hydroelectric generators.  The market operator defines which hydroelectric plants generate electricity to minimize the system cost and the generators with deficits buy energy from the generators with surpluses at a defined price, the marginal operating cost is set annually by ANEEL.  All hydroelectric generators that participate in the Electricity Reallocation Mechanism (“MRE” in its Portuguese acronym), participate in the overall hydroelectric generation dispatched in proportion to their assured energy, regardless of their contracted sales.  In 2017, Cachoeira’s hydroelectric generation was lower than in 2016 due to lower dispatch allowed by the ONS based on the reservoirs condition (the objective of the dispatch is the best use of the reservoirs in the country).  However, the purchase of Volta Grande hydroelectric power plant in November 2017 allows us to partially compensate for lower Cachoeira’s hydroelectric generation.  In the case of Volta Grande’s commercial operations 70% of its generation is sold through a quota system with a fixed monthly revenue and the other 30% is sold on the free market through the MRE as Cachoeira.  In 2017, droughts affected all hydroelectric generators that participated in the MRE, which was reflected through higher prices in the spot market of around 300 reais per MWh and the higher dispatch of thermoelectric plants. In 2016, hydrological conditions were better in most of the country compared to previous years, which was reflected through lower prices in the spot market, and most of the hydroelectric generators were able to cover the assured energy, or maximum firm energy, which is the electricity that a hydroelectric generation plant is able to deliver on a continual basis during a year, with poor hydrological conditions for the long-term and at lower prices.  In 2015, droughts affected all hydroelectric generators that participated in the MRE, and the overall hydroelectric generation system was not able to cover the assured energy.  Fortaleza is a thermal plant, and its results depend mainly on its thermal generation, its generation costs, energy purchase costs and its commercial policy.

In Colombia, hydrological conditions of the rivers that supply the Emgesa hydroelectric plants in 2017 were more favorable than in 2016 mainly as a result of better water contributions of the Betania and Bogotá Rivers, which were above the historical average.  This produced an average spot price of energy during 2017 of US$106 per KWh, approximately 64% lower than in 2016. Hydrological conditions in 2016 were more favorable than in 2015, although both years were below the historical averages.  The first half of 2016 and all of 2015 were influenced by El Niño phenomenon that resulted in drought conditions for the whole system and very high spot prices.  However, hydrological conditions affecting our Guavio hydroelectric plant during that period were better than the historical average, and the commissioning of El Quimbo hydroelectric plant in November 2015 allowed Emgesa to compensate for lower hydroelectric generation in its other hydroelectric plants affected by the drought.

In Peru, between January and July 2017, hydrological conditions were better than in 2016 due to the presence of “El Niño Costero”, which led to heavy rains and allowed the Rimac River basin to be around 50% higher than its historical average.  The Tarma and Tulumayo River basins were less affected by this phenomenon, but still showed better performances in comparison to historical averages.  For the rest of the year, the three rivers were closer to their historical averages; however, during the last two months of 2017, the three rivers were even lower than the historical averages.  In 2016, hydrological conditions were worse than the historical average with some rain deficits, especially towards the end of the year.  In addition, a slowing economic growth rate and delays in mining projects resulted in an electricity oversupply resulting in lower sale prices while operating costs increased due to the drought that was more severe in 2016 than in 2015.  Until October 1, 2017, spot prices were calculated based on restrictions to gas and transmission with a maximum price of US$95/MWh (known as “ideal marginal cost”).  In recent years, the ideal marginal cost has been very similar to the actual cost and has not had a relevant impact.  Currently, the marginal cost is not limited and may eventually increase in some seasons of the year, predominantly between June and December, mainly due to hydrological conditions.  Enel Generación Piura is a thermal plant, and its results depend mainly on its generation, generation costs, energy purchase costs and its commercial policy.

b.	Distribution Business

Our electricity distribution business is conducted in Argentina through Edesur, in Brazil through Enel Distribución Río, Enel Distribución Ceará and Enel Distribución Goiás, in Colombia through Codensa, and in Peru through Enel Distribución Perú.  For the year ended December 31, 2017, electricity sales increased by 18.5% compared to 2016, totaling 74,337 GWh, mainly due to the acquisition and consolidation of Enel Distribución Goiás.  Currently, our distributors serve important South American cities, providing electricity to over 17 million customers.  These companies face growing electricity demand, partly because of demographic growth and partly because of higher consumption, which requires continous investment.

In the distribution business, revenues are mainly derived from the resale of electricity purchased from generators.  Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenue from the Value Added from Distribution, which is associated with the recovery of costs and the return on the investment with respect to the distribution assets, plus the physical energy losses permitted by the regulator.  Other revenues derived from our distribution services consist of charges for new connections and the maintenance and rental of meters, among other things; however, recently, it also includes public lighting, infrastructure projects mainly associated with real estate development and energy efficiency solutions, including air conditioning equipment, LED lights, among other things.

Although these other sources of revenue have increased, the core business continues to be the distribution of energy at regulated prices.  Therefore, the regulatory framework has a substantial impact on our distribution business results, especially when the actions adopted by government authorities define or intervene with directly regulated customer tariffs, or affect the price at which distributors can buy their energy.  Our ability to buy electricity relies highly on generation availability and on regulation to a lesser degree. In addition, we are focusing on reducing physical losses, especially those due to illegally tapped energy, especially in Brazil and Argentina, improving our collection indices and our efficiency, primarily through new automation technologies.

c.	Selective Regulatory Developments

The regulatory framework governing our businesses in the countries in which we operate has a material effect on our operating results.  In particular, regulators set (i) energy prices in the generation business, taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth, and (ii) distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the Value Added from Distribution, all of which are intended to reflect investment and operating costs incurred by distribution and generation companies and to allow our companies to earn a regulated level of return on their investments and guarantee service quality and reliability.  The earnings of our electricity subsidiaries are determined to a large degree by regulators, mainly through the tariff setting process.  In Argentina, the Argentine Secretary of Energy published Resolution No. 19/2017, which set a new remuneration scheme for existing power generators.  The resolution defines a minimum remuneration for power by technology and scale.  The remuneration values of Resolution No. 19/2017 are denominated in U.S. dollars and will be converted into Argentine pesos at the exchange rate published by the Central Bank of Argentina.

In general, our distribution companies are subject to annual tariff adjustments and integral tariff setting processes, or tariff reviews, carried out according to calendars defined by the regulators in each country.  In Argentina, during 2017, ENRE published several resolutions, which updated the distribution tariff.  In Brazil, the next integral tariff setting process for Enel Distribución Ceará is expected in 2019 and for Enel Distribución Goiás in October 2018, while Enel Distribución Río finished its tariff setting process in March 2018 with a 21% increase to final customers.  In Colombia, the CREG approved a new methodology to determine electricity distribution remuneration in January 2018, but Codensa’s tariff is still under review and expected to be disclosed during 2018.  Enel Distribution Perú’s tariff is expected to be reviewed in October 2018.  Each of these reviews is unique and presents challenges, since tariff reviews seek to capture distribution efficiencies and economies of scale based on economic growth.

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

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the local currency in each of the countries in which we operate may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, U.S. dollar-denominated assets and liabilities and also the translation of financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the U.S. dollar.

As of December 31, 2017, our consolidated debt totaled US$ 5,039 million, of which 26% was denominated in U.S. dollars, 40% in Colombian pesos, 24% in Brazilian reais, 9% in Peruvian soles, 1% in Chilean pesos (including the Chilean UF, which is inflation-indexed), and none in Argentine pesos.

The following table sets forth the closing and average local currencies per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2017		2016		2015
	Average	Year End	Average	Year End	Average	Year End
Argentina (Argentine pesos per U.S. dollar)	16.59	18.65	14.76	15.89	9.25	13.04
Brazil (Brazilian reais per U.S. dollar)	3.19	3.31	3.48	3.26	3.34	3.90
Colombia (Colombian pesos per U.S. dollar)	2,953.19	2,984	3,050.79	3,001	2,748	3,149
Peru (Peruvian soles per U.S. dollar)	3.26	3.24	3.37	3.36	3.18	3.41
Chile (Chilean pesos per U.S. dollar)	648.51	614.75	676.19	669.47	654.66	710.16

Sources: Central banks of each country.

The following table sets forth the effect recognized as “Foreign currency translation gains (losses)” in our consolidated statements of comprehensive income for translating the financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the Chilean peso:

	Foreign currency translation gains (losses)
	2017	2016	2015
	in millions of US$
Argentina	(68,925)	(89,310)	(117,931)
Colombia	9,240	6,656	(245,199)
Brazil	(100,485)	364,926	(654,721)
Peru	58,964	(68,009)	36,174
Chile	5,705	624	(2,861)
Total	(95,501)	214,887	(984,538)

The financial statements of foreign companies with functional currencies other than the U.S. dollar are translated as follows: (i) for assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used; (ii) for items in the comprehensive income statement, the average exchange rate for the period is used, (iii) equity remains at the historical exchange rate from the date of acquisition or contribution, and (iv) for retained earnings,  the average exchange rate at the date of origination is used.

Calculation of the appreciation or devaluation of foreign currencies against the U.S. dollar for one period with respect to the previous one is made by determining the percentage change between the reciprocals of the values of U.S. dollar per any given foreign currency.  It is a measure of the percent change in two periods in the amount of foreign currency needed to exchange for one U.S. dollar.  A positive percent change means that the foreign currency appreciated with respect to the U.S. dollar. A negative percent change means that the foreign currency devaluated with respect to the U.S. dollar.

The following table shows the appreciation or devaluation of 2017 versus 2016 and 2016 versus 2015 for the closing and average local currencies per U.S. dollar:

	Appreciation/(Devaluation) per U.S. dollar (in %)
	2017/2016		2016/2015
	Average	Year End	Average	Year End
Argentine pesos	(11.0)	(14.8)	(37.3)	(17.9)
Brazilian reais	9.1	(1.5)	(4.0)	19.6
Colombian pesos	3.3	0.6	(9.9)	4.9
Peruvian soles	3.3	3.7	(5.6)	1.5

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

For further detail of the accounting policies and the methods used in the preparation of the consolidated financial statements, see Notes 2, 3 and 4 of the Notes to our consolidated financial statements.

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

In general, these projections cover the next five years, estimating cash flows for subsequent years based on the application of reasonable growth rates, between 2.5% and 11%, and a unique growth rate for the entire forecasted period that is in line with the average long-term growth rates for the electricity sector.

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

The pre-tax nominal discount rates applied in 2017, 2016 and 2015 are as follows:

		Year ended December 31,
		2017		2016		2015
Country	Currency	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
		(in %)
Argentina	Argentine peso	25.5	39.6	29.8	40.6	32.7	39.4
Brazil	Brazilian reais	9.7	21.1	11.0	21.8	11.1	21.1
Colombia	Colombian peso	8.7	11.0	10.0	10.7	8.5	15.1
Peru	Peruvian sol	7.7	11.1	7.2	11.5	7.3	13.5

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

Litigation and Contingencies

We are currently involved in certain legal and tax proceedings. As discussed in Note 23 of the Notes to our consolidated financial statements as of December 31, 2017, we have estimated the probable outflows of resources for resolving these claims to be US$ 828.5 million. We have reached this estimate after consulting our legal and tax advisors who are defending us in these matters and after an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedge Revenues Directly Linked to the U.S. Dollar

We have established a policy to hedge the portion of our revenues directly linked to the U.S. dollar by obtaining financing in U.S. dollars. These revenues are generated by certain of our subsidiaries that have a functional currency different to U.S. dollar. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged net of taxes to an equity reserve account that forms part of Other Comprehensive Income and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

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

The effect of an increase of one percentage in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by US$ 88.4 million, US$ 70.3 million and US$ 45.9 million as of December 31, 2017, 2016 and 2015, respectively, and the effect of a decrease of one percentage in the rate used to determine the present value of the post-employment defined benefits would increase the liability by US$ 105.3 million, US$ 82.3 million and US$ 53.6 million as of December 31, 2017, 2016 and 2015, respectively.

Change in Functional and Reporting Currency for Financial Reporting

We reviewed our functional currency in accordance with IFRS. We concluded that as a result of the 2016 Reorganization, the economic environment in which we operate changed and the cash inflows and outflows are now primarily denominated in U.S. dollars. Therefore, we changed our functional and reporting currency from Chilean Pesos to U.S. dollars as of January 1, 2017.  This conclusion was discussed and approved by the Board of Directors at its meeting held on October 28, 2016 and approved by the ESM on April 27, 2017.

See Note 3 of the Notes to our consolidated financial statements.

Recent Accounting Pronouncements

Please see Note 2.2 of the Notes to our consolidated financial statements for additional information regarding recent accounting pronouncements.

2.	Analysis of Results of Operations for the Years Ended December 31, 2017 and 2016.

Revenues from Continuing Operations

Generation and Transmission Business

The following table sets forth the electricity sales of our subsidiaries and the corresponding changes for the years ended December 31, 2017 and 2016:

	Electricity sales during the year ended December 31,
	2017	2016	Change	Change
	(in GWh)			(in %)
Costanera (Argentina)	7,852	5,713	2,140	37.5
El Chocón (Argentina)	2,055	2,574	(520)	(20.2)
Dock Sud (Argentina)	4,945	5,025	(80)	(1.6)
Cachoeira Dourada (Brazil)	9,526	6,399	3,127	48.9
Fortaleza (Brazil)	2,923	3,049	(125)	(4.1)
Volta Grande (Brazil)	137	—	137	n.a.
Emgesa (Colombia)	18,156	18,015	141	0.8
Enel Generación Perú (Peru)	9,817	9,091	726	8.0
Enel Generación Piura (Peru)	640	709	(69)	(9.7)
Total	56,051	50,575	5,476	10.8

 Distribution Business

The following table sets forth the electricity sales of our subsidiaries, by country, and their corresponding variations for the years ended December 31, 2017 and 2016:

	Electricity sales during the year ended December 31,
	2017	2016	Change	Change
	(in GWh)			(in %)
Edesur (Argentina)	17,736	18,493	(757)	(4.1)
Enel Distribución Río (Brazil)	11,091	11,181	(90)	(0.8)
Enel Distribución Ceará (Brazil)	11,522	11,628	(107)	(0.9)
Enel Distribución Goias (Brazil)	12,264	—	12,264	n.a.
Codensa (Colombia)	13,790	13,632	158	1.2
Enel Distribución Perú (Peru)	7,934	7,782	152	2.0
Total	74,337	62,716	11,621	18.5

The following table sets forth the revenues from continuing operations, by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	300	307	(7)	(2.4)
Costanera	152	137	15	11.2
El Chocón	58	42	17	40.0
Dock Sud	88	128	(40)	(31.0)
Other	1	1	0.3	n.a.
Generation and Transmission Business in Brazil	830	572	257	44.9
Cachoeira Dourada	503	285	218	76.3
Fortaleza	261	236	26	10.8
Cien	89	77	12	15.0
Volta Grande	9	—	9	n.a.
Other	(32)	(26)	(6)	23.9
Generation and Transmission Business in Colombia	1,160	1,152	8	0.7
Emgesa	1,160	1,152	8	0.7
Generation and Transmission Business in Peru	730	679	52	7.6
Enel Generación Perú	647	587	60	10.3
Enel Generación Piura	88	96	(8)	(8.3)
Other	(3)	(4)	1	(26.9)
Total Generation and Transmission Business reportable segment	3,020	2,710	310	11.4

Distribution Business in Argentina	1,277	982	295	30.0
Edesur	1,277	982	295	30.0
Distribution Business in Brazil	4,651	2,491	2,161	86.8
Enel Distribución Río	1,662	1,301	361	27.8
Enel Distribución Ceará	1,453	1,190	263	22.1
Enel Distribución Goias	1,536	—	1,536	n.a.
Distribution Business in Colombia	1,543	1,366	177	12.9
Codensa	1,543	1,366	177	12.9
Distribution Business in Peru	884	865	19	2.2
Enel Distribución Perú	884	865	19	2.2
Total Distribution Business reportable segment	8,355	5,705	2,651	46.5
Less: consolidation adjustments and non-core activities	(835)	(729)	(106)	14.6
Total Revenues	10,540	7,686	2,854	37.1

Generation and Transmission Business: Revenues from Continuing Operations

In Argentina, revenues from Costanera increased in 2017, mainly due to (i) US$ 94 million of higher energy revenues attributable to (a) higher physical sales of 2,140 GWh, or 37.5%, compared to 2016 which contributed US$ 31 million and (b) a US$ 69 million increase in tariff remuneration due to the new Resolution No. 19/2017 applied as of February 2017 and (ii) US$ 8 million of revenues recognized due to the recovery of insurance claims for machinery.  This was offset by (i) US$ 78 million lower revenues due to the lower degree of progress in 2017 compared to 2016 of the availability contracts of turbo steam units signed with the Ministry of Electric Energy since the projects are in their final construction stages and (ii) the 12% devaluation of the Argentine peso against the U.S. dollar that resulted in lower revenues of US$ 15 million.

Revenues from El Chocón increased in 2017, despite lower generation, mainly due to a US$ 23 million increase in tariff remuneration associated with a new resolution applicable as of February 2017, offset by (i) a decrease in contracted sales of US$ 2 million due to lower energy sales of 520 GWh, or 20%, as a result of lower hydroelectric generation because of lower water availability, and (ii) US$ 5 million as a result of the devaluation of the Argentine peso against the U.S. dollar that resulted in lower revenues of US$ 5 million.

Revenues from Dock Sud decreased in 2017 principally due to a US$ 102 million decrease in other services due to lower fuel recognitions by CAMMESA in relation to 2016 and lower revenues of US$ 14 million as a result of the devaluation of the Argentine peso against the US dollar.  These decreases were offset by a US$ 76 million increase attributable to higher tariffs due to a new resolution.

In Brazil, revenues from Cachoeira Dourada increased in 2017 despite lower generation mainly due to a US$ 187 million increase due to higher energy sales of 3,127 GWh predominantly to unregulated customers related to greater market demand, which were principally covered with energy purchases from other generators, and a US$ 26 million increase due to the 8% appreciation of the Brazilian reais against the U.S. dollar.  In addition, Cachoeira Dourada received US$ 5 million in energy contract compensation under the MRE.

Revenues from Fortaleza increased in 2017 mostly due to a US$ 21 million increase in energy sales due to a US$ 20 million increase as a result of the appreciation of the Brazilian reais against the U.S. dollar and a US$ 1 million increase due to better average sale prices to distributors as a consequence of tarrif updates.  There was also a US$ 5 million increase as a result of the recognition of a fiscal incentive, called Provin, which is an industrial development and incentive program.

Revenues from Cien increased in 2017 primarily due to US$ 7 million related to the appreciation of the Brazilian reais against the U.S. dollar and US$ 5 million in higher regulatory revenues.

Revenues from Volta Grande contributed US$ 9 million in 2017, arising from 137 GWh in energy sales during December 2017.  There was no Volta Grande contributions to revenues in 2016 because we only started consolidating Volta Grande with its acquisition in November 30, 2017.

In Colombia, revenues from Emgesa increased in 2017 and remained relatively stable compared to 2016.  Energy sale revenues increased by US$ 4 million mainly due to a US$ 37 million increase attributable to the 3% appreciation of the Colombian peso against the U.S. dollar and higher energy sales of 141 MW, which contributed US$ 21 million.  This increase was almost completely offset by US$ 42 million lower income as a result of lower average sale prices and a US$ 12 million lower income for benefits related to lower thermal generation in 2016.  In addition, we received US$ 4 million due to a greater volume of gas sold.

In Peru, revenues from Enel Generación Perú increased in 2017 despite lower generation.  This increase in revenues is mostly explained by (i) non-recurrent revenues such as insurance reimbursements of US$ 29 million for weather emergencies and US$ 11 million for the income from the loss of profit mainly related to our Callahuanca (81 MW) and Moyopampa (69 MW) hydroelectric plants, (ii) a US$ 26 million increase in tolls attributable to new unregulated customers, and (iii) US$ 20 million due to the 3% appreciation of the Peruvian sol against the U.S. dollar.  This was offset by US$ 26 million in lower energy sales, despite higher physical sales of 726 GWh, explained by (i) US$ 14 million related to lower average sales prices due to the drop of marginal costs in part related to the oversupply in the system and better hydrology, and (ii) lower energy and capacity sales in the regulated market of US$ 8 million.

Revenues from Enel Generación Piura decreased in 2017 mainly due to (i) a US$ 15 million decrease attributable to 69 GWh lower sales due to reduced demand, (ii) a US$ 3 million decrease due to lower average sale prices as a result of the drop in marginal costs, and (iii) lower gas sales of US$ 4 million due to lower production.  These decreases were partially offset by a US$ 11 million increase due to higher toll payments from unregulated customers and a US$ 2 million increase due to the appreciation of the Peruvian sol against the U.S. dollar.

Distribution Business: Revenues from Continuing Operations

In Argentina, revenues from Edesur increased in 2017 mainly due to a US$ 474 million increase attributable to higher energy revenues related to Edesur’s new tariffs in effect since February 1, 2017 and US$ 13 million of insurance reimbursements due to weather emergencies in December 2013.  This was partially offset by a US$ 105 million decrease due to the devaluation of the Argentine peso against the U.S. dollar and US$ 63 million lower energy sales of 757 GWh.

In Brazil, revenues from Enel Distribución Río increased in 2017 principally due to (i) a US$ 250 million increase due to tariff recovery, (ii) a US$ 118 million increase due to the appreciation of the Brazilian reais against the U.S. dollar, (iii) a US$ 69 million increase in tolls and transmission, and (iv) US$ 22 million from construction in connection with concession arrangements (IFRIC 12).  This was partially offset by a 90 GWh decrease in physical sales equivalent to US$ 94 million.

Revenues from Enel Distribución Ceará increased in 2017 due to (i) a US$ 143 million increase due to higher income from tariff recoveries, (ii) a US$ 109 million increase due to the appreciation of the Brazilian reais against the U.S. dollar and (iii) a US$ 57 million increase from construction in connection with concession arrangements (IFRIC 12).  This was partially offset by (i) a US$ 41 million decrease from tariff flags recognition (see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework — Brazilian Electricity Regulatory Framework — Regulation of Distribution Companies — Revenue from Tariff Flags), and (ii) a US$ 16 million decrease due to lower physical sales of 106 GWh.

Revenues from Enel Distribución Goias contributed US$ 1,536 million to our consolidated revenues as a result of our acquisition and consolidation of the company as of February 14, 2017.  Enel Distribución Goias’s revenues were mainly comprised of (i) US$ 1,178 million from energy sales equivalent to 12,264 GWh, (ii) other revenue of US$ 256 million mainly corresponding to income from construction in connection with concession arrangements (IFRIC 12) for US$ 239 million and US$ 17 million in regulatory fines and penalties, respectively and (iii) US$ 71 million corresponding to revenues from tolls and transmission.

In Colombia, revenues from Codensa increased in 2017 mainly due to a (i) a US$ 81 million increase related to 158 GWh higher physical sales, (ii) a US$ 23 million increase mainly due to higher tariffs due to the inflation effect, (iii) a US$ 10 million increase from other services such as tolls and transmission due to higher rates as a result of inflation, (iv) a US$ 24 million increase for infrastructure rentals, equipment installation and fees from collections orders, and (v) a US$ 45 million increase as a result of the appreciation of the Colombian peso against the U.S. dollar.  The foregoing was offset by a US$ 6 million lower recognition of other operating revenues as a result of the acquisition of Cuindinamarca in 2016.

In Peru, revenues from Enel Distribución Perú increased in 2017 mainly due to (i) a US$ 30 million increase due to the appreciation of the Peruvian sol against the U.S. dollar, (ii) a US$ 4 million increase related to newtwork installation and (iii) a US$ 3 million increase in higher tolls by third parties.  These increases were partially offset by a US$ 11 million decrease in average sale prices and a US$ 9 million decrease mainly explained by the conversion of medium voltage customers into unregulated customers.

Total Operating Costs from Continuing Operations

Total operating costs from continuing operations consist primarily of energy purchases from third parties, fuel consumption, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth consolidated operating costs for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of US$)			(in %)
Energy purchases	3,940	2,443	1,498	61.3
Fuel consumption	229	362	(133)	(36.7)
Transportation costs	634	394	240	60.9
Other raw materials and combustibles	1,181	713	468	65.7
Other expenses(1)	943	817	126	15.4
Employee benefit expense and other(1)	665	527	138	26.2
Depreciation, amortization and impairment losses(1)	728	630	98	15.5
Total Operating Cost from Continuing Operations	8,321	5,886	2,435	41.4
(1)	Corresponds to selling and administration expenses

The following table sets forth our total operating costs (excluding selling and administrative expenses) from continuing operations by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of US$)			(in %)

Generation and Transmission Business in Argentina	25	88	(63)	(71.2)
Costanera	9	8	1	12.9
El Chocón	7	5	2	44.0
Dock Sud	12	78	(66)	(84.6)
Other	(2)	(3)	1	(19.7)
Generation and Transmission Business in Brazil	490	269	222	82.5
Cachoeira Dourada	372	149	223	n.a
Fortaleza	147	142	4	2.9
Cien	3	3	(0.3)	(9.4)
Volta Grande	1	—	1	n.a
Other	(31)	(26)	(5)	20.9
Generation and Transmission Business in Colombia	396	434	(37)	(8.6)
Emgesa	396	434	(37)	(8.6)
Generation and Transmission Business in Peru	347	347	0.4	0.1
Enel Generación Perú	314	310	4	1.3
Enel Generación Piura	38	42	(4)	(9.6)
Other	(3.9)	(4.4)	0.5	(10.3)
Total Generation and Transmission Business reportable segment	1,259	1,137	122	10.7

Distribution Business in Argentina	740	449	292	65.0
Edesur	740	449	292	65.0
Distribution Business in Brazil	3,362	1,689	1,673	99.0
Enel Distribución Río	1,206	895	311	34.8
Enel Distribución Ceará	1,022	794	228	28.7
Enel Distribución Goias	1,133	—	1,133	n.a
Distribution Business in Colombia	873	787	85	10.8
Codensa	873	787	85	10.8
Distribution Business in Peru	583	585	(2)	(0.4)
Enel Distribución Perú	583	585	(2)	(0.4)
Total Distribution Business reportable segment	5,557	3,510	2,047	58.3
Less: consolidation adjustments and non-core activities	(832)	(736)	(96)	13.1
Total operating costs (excluding selling and administrative expenses)	5,985	3,912	2,073	53.0

Generation and Transmission Business: Operating Costs from Continuing Operations

In Argentina, operating costs of Costanera and El Chocón remained stable in comparison to 2016.  In the case of El Chocón the variation was mainly the result of US$ 1 million higher transportation costs and other variable costs of US$ 1 million.

Operating costs of Dock Sud decreased in 2017 mainly due to a US$ 61 million decrease from lower gas consumption since in 2017 CAMMESA dealt with distributors directly.  The decrease was also the result of the devaluation of the Argentine peso against the U.S. dollar which reduced its costs by US$ 7 million.

In Brazil, operating costs of Cachoeira Dourada increased in 2017 mainly due to a US$ 208 million increase attributable to greater energy purchases as a result of higher sales to unregulated customers and US$ 14 million increase due to the appreciation of the Brazilian reais against the U.S. dollar.

Operating costs of Fortaleza remained relatively stable in comparison to 2016 mainly due to a US$ 14 million increase due to the appreciation of the Brazilian reais against the U.S. dollar partially compensated by a US$ 10 million lower fuel consumption, of which US$ 7 million was attributable to lower prices and US$ 3 million to lower consumption.

Operating costs of Cien remained stable in comparison to 2016 and operating costs of Volta Grande amounted to US$ 0.8 million as a result of 137 GWh of energy generation during December 2017.

In Colombia, operating costs of Emgesa decreased in 2017 mainly due to (i) reduced energy purchases of US$ 36 million comprised of US$ 62 million related to lower average prices in the spot market (a reductions of CP$54/kWh) as a consequence of better hydrology during 2017 offset by US$ 26 million related to greater physical purchases in the spot market of 344 GWh as a result of slightly lower generation and (ii) a US$ 42 million decrease in fuel consumption composed by US$ 46 million due to the lower thermal generation in the Termozipa and Cartagena plants offset by a US$ 4 million increase due to higher average sale prices.  These decreases were partially offset by (i) a US$18 million increase in transportation costs due to higher generation in the system, (ii) a US$ 15 million increase due to the appreciation of the Colombian peso against the U.S. dollar and (iii) a US$ 8 million increase in other variable procurement and service expenses mainly as a result of a tax effect increase associated with increased hydroelectric generation.

In Peru, operating costs of Enel Generación Perú and Enel Generación Piura remained relatively stable in comparison to 2016.  The increase of costs for Enel Generación Perú was mostly associated with the appreciation of the Peruvian sol against the U.S. dollar.  The decrease of costs for Enel Generación Piura was mostly associated with a lower fuel consumption as a result of its lower generation, which in turn was due to higher hydro generation.

Distribution Business: Operating Costs from Continuing Operations

In Argentina, operating costs of Edesur increased in 2017 primarily due to a US$ 266 million increase in costs due to higher energy purchases related to inflation adjustments of US$ 291 million and a US$ 55 million increase in service quality fines imposed by ENRE, partially offset by a US$ 48 million decrease in costs due to the devaluation of the Argentine peso against the U.S. dollar.

In Brazil, operating costs of Enel Distribución Río increased in 2017 mainly due to a US$ 236 million increase in energy purchases and higher prices associated with hydrological risk costs coupled with a US$ 82 million increase in costs due to the appreciation of the Brazilian reais against the U.S. dollar

Operating costs of Enel Distribución Ceará increased in 2017 mainly due to a US$ 125 million increase in purchases in the regulated and spot markets to cover the associated increased in demand, a US$ 73 million increase due to the appreciation of the Brazilian reais against the U.S. dollar, a US$ 57 million increase in construction costs in connection with concession arrangements (IFRIC 12) and a US$ 36 million increase in energy transmission costs.  These increases were partially offset by US$ 53 million decrease due to lower prices in regulated industrial tariffs.

Operating costs of Enel Distribución Goias contributed US$ 1,133 million to our consolidated operating costs and were mainly comprised of (i) US$ 796 million in energy purchases to meet demand, (ii) US$ 241 million in constructions costs in connection with concession arrangements (IFRIC 12) and (iii) US$ 75 million in transportation costs.

In Colombia, operating costs of Codensa increased in 2017 predominantly due to a (i) a US$ 52 million increase in energy purchases of 272 GWh compared to the previous year offset by a US$ 27 million decrease in costs due to lower average prices; (ii) a US$ 23 million increase in transportation costs comprised of an increase in energy transportation prices of US$ 82 million offset by a lower use of networks of US$ 59 million, (iii) a US$ 26 million increase due to the appreciation of the Colombian peso against the U.S. dollar, and (iv) a US$ 3 million increase due to higher variable costs associated with new businesses.

In Peru, operating costs of Enel Distribución Perú remained stable compared to 2016 mainly attributable to (i) a US$ 21 million decrease in energy purchases due to lower purchase prices of US$ 17 million and lower physical purchases of US$ 4 million and (ii) US$ 3 million of lower material costs and complementary reconnection services, partially offset by a US$ 22 million increase in costs due to the appreciation of the Peruvian sol against the U.S. dollar.

Selling and Administrative Expenses from Continuing Operations

Selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth the selling and administrative expenses by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	160	128	32	24.6
Costanera	104	81	22	27.4
El Chocón	17	14	2	17.1
Dock Sud	37	30	7	21.9
Other	2	2	0.2	7.7
Generation and Transmission Business in Brazil	78	64	13	20.8
Cachoeira Dourada	24	19	4	23.1
Fortaleza	26	21	5	24.0
Cien	28	24	4	15.2
Volta Grande	0.3	—	0.3	n.a.
Other	0.4	0.1	0.3	n.a.
Generation and Transmission Business in Colombia	153	168	(15)	(9.2)
Emgesa	153	168	(15)	(9.1)
Generation and Transmission Business in Peru	154	161	(7)	(4.3)
Enel Generación Perú	131	143	(11)	(7.9)
Enel Generación Piura	23	19	4	21.7
Other	0.3	0.0	0.3	n.a.
Total Generation and Transmission Business reportable segment	544	521	23	4.3

Distribution Business in Argentina	385	392	(7)	(1.7)
Edesur	385	392	(7)	(1.7)
Distribution Business in Brazil	947	603	344	57.1
Enel Distribución Río	346	366	(19)	(5.3)
Enel Distribución Ceará	239	237	2	0.9
Enel Distribución Goias	362	—	362	n.a.
Distribution Business in Colombia	259	215	44	20.4
Codensa	259	215	44	20.4
Distribution Business in Peru	126	116	10	8.8
Enel Distribución Perú	126	116	10	8.6
Total Distribution Business reportable segment	1,718	1,326	392	29.5
Less: consolidation adjustments and non-core activities	74	127	(53)	(41.5)
Total selling and administrative expenses	2,336	1,974	361	18.3

Selling and administrative expenses from continuing operations increased in 2017 as compared to 2016, mainly increases from our distribution business.  The main changes are explained below.

Generation and Transmission Business

In Argentina, selling and administrative expenses increased during 2017, mainly Costanera and Dock Sud.  The increase of Costanera is mainly due to a US$ 14 million increase due to a higher depreciation expense in Siemens and Mitsubishi combined cycle power plants and a US$ 9 million increase related to lower workforce capitalizations.  The increase of Dock Sud is mainly due to a US$ 5 million of higher reparations in machinery and maintenance costs.

In Brazil, selling and administrative expenses increased during 2017.  The increase is mainly due to a U$ 5 million increase in depreciation expenses of Fortaleza due to higher capitalizations and a US$ 8 million increase due to the appreciation of the Brazilian reais against the U.S. dollar.

In Colombia, selling and administrative expenses of Emgesa decreased mainly due to a US$ 36 million loss recognized in 2016 for the allowance for Electrocaribe’s uncollectible accounts.  This decrease was partially offset by: (i) US$ 10 million higher in other expenses related to the write-off of non-profitable projects, including Campo Hermoso, Agua Clara and Guaicaramo, (ii) a US$ 6 million increase in depreciation expense due to higher capitalizations of thermal facilities and (iii) a US$ 4 million increase in payroll expenses associated with higher salary expenses.

In Peru, selling and administrative expenses of Enel Generación Perú decreased in 2017 mainly due to a decrease of US$ 21 million related to the write off of the Curimbamba project in June 2016, partially offset by a US$ 10 million increase in impairment losses due to the deterioration of the Callahuanca power plant as a consequence of a weather emergency in March 2017.  Selling and administrative expenses of Enel Generación Piura increased by US$ 4 million principally due to a US$ 3 million increase in uncollectible provisions.

Distribution Business:

In Argentina, due to more favorable regulations, and the effects of the recovery of the economy on our business, we reversed Edesur’s impairment loss that had been recorded in 2011 as a result of the sustained period of uncertainty in the Argentine electricity sector and the lack of distribution tariff adjustments.  The effect of this reversal was a US$ 55 million decrease in our consolidated impairment losses.

In Brazil, selling and administrative expenses increased primarily due to the incorporation of Enel Distribución Goias, which were comprised of US$ 151 million of higher third-party maintenance service costs for lines and networks, US$ 108 million in payroll expenses including US$ 51 million in provisions for the voluntary retirement plan and US$ 84 million in depreciation expense.  Enel Distribución Goias’s impact was offset by a US$ 19 million decrease in Enel Distribución Ceará’s expenses and a US$ 23 million decrease in Enel Distribución Rio’s expenses due to lower provisions for uncollectibility as compared to 2016.

In Colombia, selling and administrative expenses of Codensa increased as compared to 2016, mainly due to: (i) US$ 14 million higher in depreciation expense due to the increase in the substations, lines and networks, (ii) a US$ 14 million increase in third-party maintenance service costs for line and network, (iii) US$ 7 million higher costs related to collection and other services and (iv) US$ 3 million of greater payroll expenses.

In Peru, selling and administrative expenses of Enel Distribución Perú increased mainly due to a US$ 6 million increase related to the appreciation of the Peruvian sol against the U.S. dollar, US$ 3 million of higher depreciation expense due to higher capitalizations, US$ 3 million in uncollectible accounts, partly offset by a US$ 2 million decrease in lower payroll expense due to lower workforce associated with investment projects.

Operating Income from Continuing Operations

The following table sets forth our operating income from continuing operations by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	115	91	24	26.3
Costanera	40	48	(8)	(16.4)
El Chocón	55	23	32	n.a.
Dock Sud	39	19	20	n.a.
Other	(19)	1	(20)	n.a.
Generation and Transmission Business in Brazil	262	240	22	9.3
Cachoeira Dourada	107	117	(10)	(8.2)
Fortaleza	89	72	16	22.5
Cien	58	50	8	16.3
Volta Grande	7	—	7	n.a.
Other	7	(0.1)	7	n.a.
Generation and Transmission Business in Colombia	611	550	61	11.0
Emgesa	611	550	61	11.0
Generation and Transmission Business in Peru	229	171	58	34.1
Enel Generación Perú	201	135	67	49.5
Enel Generación Piura	27	36	(9)	(25.2)
Other	0.4	(0.0)	0.4	n.a.
Total Generation and Transmission Business reportable segment	1,216	1,051	165	15.7

Distribution Business in Argentina	151	141	10	6.7
Edesur	151	141	10	6.7
Distribution Business in Brazil	342	198	144	72.5
Enel Distribución Río	109	40	69	n.a.
Enel Distribución Ceará	191	158	33	21.0
Enel Distribución Goias	42	—	42	n.a.
Distribution Business in Colombia	412	364	47	13.0
Codensa	412	364	47	13.0
Distribution Business in Peru	174	164	10	6.0
Enel Distribución Perú	174	164	10	6.0
Total Distribution Business reportable segment	1,079	868	211	24.3
Less: consolidation adjustments and non-core activities	(76)	(120)	44	(36.4)
Total operating income	2,219	1,800	419	23.3

Generation and Transmission Business

Operating income in 2017 was better than in 2016 mainly due to better results of Enel Generación Perú, Emgesa and El Chocón.

In Argentina, a new remuneration scheme was applied as of February 2017 that led to higher operating income for El Chocón, despite its lower generation. Dock Sud faced higher volatility in its revenues and operating costs mainly given that CAMMESA established a pass through of the gas consumption in the case of distributors, which led to higher operating income. Costanera experienced a decrease in operating income due to higher depreciation expenses of its combined cycles and workforce expenses, which were not compensated by the new remuneration scheme.

In Brazil, Cachoeira Dourada sold more energy to non-regulated customers that bought from other generators at a higher price due to the drought, decreasing its operating income.  Fortaleza improved its operating income mainly due to the appreciation of the Brazilian reais agasint the U.S. dollar coupled with lower fuel costs.  Cien increased its operating income principally as a result of its regulatory revenues.  In addition, the acquisition and consolidation of Volta Grande near  the end of 2017 also contributed with a positive operating income.

In Colombia, Emgesa’s operating income increased although revenues remained stable, mainly as a consequence of lower energy purchases and fuel consumption due to better hydrological conditions in 2017, in addition to a one-time effect registered in 2016 regarding uncollectible accounts.

Enel Generación Perú increased its operating income mainly due to non-recurrent revenues related to weather emergencies, sales to unregulated customers and the appreciation of the Peruvian sol against the U.S. dollar as well as a project write-off recorded in 2016.  This compensated for lower energy sales, despite higher physical sales, mainly related to a decrease in the marginal costs in the system.

Distribution Business

Operating income increased by 24% in 2017 with respect to 2016, mainly due to better results of our Brazilian subsidiaries.

In Argentina, Edesur’s operating income was positively affected by the new tariff applied since February 2017.

In Brazil, Enel Distribución Río and Enel Distribución Ceará improved their operating income mainly due to annual tariff adjustments and to a lesser degree to the appreciation of the Brazilian reais against the U.S. dollar.  Operating costs also increased as a result of higher demand, but to a lesser extent.

In Colombia, Codensa improved its operating income mainly due to higher physical sales, higher tariffs due to inflation adjustments and lower average prices for energy purchased as a consequence of the better hydrology during the year.

Enel Distribución Perú improved its operating income mainly as a result of the appreciation of the Peruvian sol against the U.S. dollar which compensated for the negative effect of lower average prices and the migration of medium voltage customers that decided to be unregulated customers.

Other Results from Continuing Operations

The following table sets forth the other results from continuing operations for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of US$)			(in %)
Financial results
Financial income	294	276	17	6.3
Financial costs	(870)	(773)	(96)	12.5
Results from indexed assets and liabilities	—	(1)	1	(100.0)
Net foreign currency exchange gains (losses)	(7)	59	(66)	n.a.
Total	(582)	(439)	(144)	32.7

Other
Other gains (losses)	5	12	(7)	(56.0)
Share of the profit of associates and joint ventures accounted for using the equity method	3	3	1	22.3
Total	9	15	(6)	(41.7)
Total other results	(574)	(424)	(150)	35.3

Financial Results from Continuing Operations

Our net total financial results in 2017 were a higher net loss when compared to the loss registered in 2016.  The variation is mainly explained by:

•

an increase in financial costs of US$ 96 million in 2017 mainly due to (i) US$ 91 million from the consolidation of Enel Distribución Goias, (ii) a US$ 26 million increase in Edesur, of which US$ 23 million is due to the devaluation of the Argentine peso against the U.S. dollar, US$ 30 million from litigation and fines provisions updates, offset by a US$ 20 million decrease for capitalized financial expense due to the completion of projects during 2016 and a US$ 7 million decrease in debt balances with CAMMESA and (iii) a US$ 25 million increase in Enel Distribución Río mainly due to a US$ 30 million settlement of portfolio sale, US$ 10 million increase in expenses of regulated asset and liabilities and

US$ 2 million for accrued interest from bank loans, offset by US$ 17 million lower accrued interest from from bond.  These increases were partially offset by US$ 42 million of lower financial costs in Emgesa due to lower outstanding amount of bonds related to El Quimbo project.

•

a decrease in foreign currency exchange gains (losses) of US$ 66 million in 2017 mainly due to a US$ 37 million decrease in positive foreign exchange differences in the foreign currency denominated debt of Enel Brasil and US$ 16 million associated with bank loans of Enel Distribución Río.

Other Non-Operating Results from Continuing Operations

Other non‑operating results decreased compared to 2016, predominantly due to other gains in Enel Generación Perú from the sale of high-tension transmission lines recorded in 2016.

Income Taxes

Total income tax expense remained relatively stable in 2017, as compared to 2016.  The most significant changes correspond to positive records in Edesur for US $ 68 million corresponding to the recognition in 2017 of deferred taxes for tax losses due to better future regulatory conditions and to the recognition in El Chocón of US $ 27 million for deferred income due to a tax contingency.  This was offset by higher expenses in Enel Américas of US $ 44 million, mainly due to the effects registered in 2016 of the exchange rate of foreign investments and the effects of inflation for US $ 96 million and US$ 55 million, respectively, as a result of the change of our functional currency to the U.S. dollar in 2017, offset by the recognition of US$ 107 million tax credits and higher expenses in Emgesa of US $ 34 million, due to better taxable results compared to 2016.

The effective or statutory tax rate was 31.6% in 2017 and 38.6% in 2016.  This decrease is mainly due to the recognition of deferred taxes in Edesur.

The following table sets forth the tax effect of rates applied in other countries that result in a difference between domestic or nominal tax rates in Chile and tax rates (10.9% for 2017 and 12% for 2016) enacted in each foreign jurisdiction:

	Nominal Tax Rates (%)		Tax effect of rates applied in other countries (in millions of US$)
	2017	2016	2017	2016
Argentina	35.0	35.0	(11.9)	(8.8)
Brazil	34.0	34.0	(28.5)	(30.8)
Colombia	40.0	40.0	(123.0)	(113.2)
Peru	25.5	29.5	(16.3)	(12.9)
			(179.7)	(165.7)

Net Income

The following table sets forth our consolidated net income from continuing operations before income taxes, income taxes and net income from continuing operations for the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of US$)			(in %)
Operating income	2,219	1,800	419	23.3
Other results	(574)	(424)	(150)	35.3
Income from Continuing Operations before income taxes	1,646	1,376	270	19.6
Income taxes	(519)	(531)	12	(2.3)
Net Income from continuing operations	1,127	845	282	33.4
Income from discontinued operations	—	170	(170)	(100.0)
Net income attributable to:	1,127	1,015	112	11.0
Net income attributable to the parent company	709	566	143	25.2
Net income attributable to non-controlling interests	417	448	(31)	(6.9)

3.Analysis of Results of Operations for the Years Ended December 31, 2016 and 2015.

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

Distribution Business

The following table sets forth the electricity sales of our subsidiaries, by country, and their corresponding variations for the years ended December 31, 2016 and 2015:

	Electricity sales during the year ended December 31,
	2016	2015	Change	Change
	(in GWh)			(in %)
Edesur (Argentina)	18,493	18,493	1	0.0
Enel Distribución Río (Brazil)	11,181	11,096	85	0.8
Enel Distribución Ceará (Brazil)	11,628	11,229	400	3.6
Codensa (Colombia)	13,632	13,946	(314)	(2.3)
Enel Distribución Perú (Peru)	7,782	7,624	158	2.1
Total	62,716	62,387	329	0.5

The following table sets forth the revenues from continuing operations, by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	307	324	(17)	(5.2)
Costanera	137	154	(17)	(11.1)
El Chocón	42	61	(19)	(31.6)
Dock Sud	128	107	21	19.5
Other	1	2	(1)	(72.8)
Generation and Transmission Business in Brazil	572	467	105	22.6
Cachoeira Dourada	285	140	145	n.a.
Fortaleza	236	243	(7)	(2.9)
Cien	77	85	(8)	(9.0)
Other	(26)	(0)	(25)	n.a.
Generation and Transmission Business in Colombia	1,152	1,189	(38)	(3.2)
Emgesa	1,152	1,189	(38)	(3.2)
Generation and Transmission Business in Peru	679	669	10	1.5
Enel Generación Perú	587	585	2	0.3
Enel Generación Piura	96	89	8	8.6
Other	(4)	(5)	0	(6.5)

Total Generation and Transmission Business reportable segment	2,710	2,650	60	2.3

Distribution Business in Argentina	982	928	54	5.9
Edesur	982	928	54	5.9
Distribution Business in Brazil	2,491	2,806	(315)	(11.2)
Enel Distribución Río	1,301	1,568	(267)	(17.1)
Enel Distribución Ceará	1,190	1,237	(48)	(3.8)
Distribution Business in Colombia	1,366	1,351	15	1.1
Codensa	1,366	1,351	15	1.1
Distribution Business in Peru	865	858	7	0.8
Enel Distribución Perú	865	858	7	0.8
Total Distribution Business reportable segment	5,705	5,943	(238)	(4.0)
Less: consolidation adjustments and non-core activities	(729)	(495)	(234)	47.2
Total Revenues	7,686	8,097	(411)	(5.1)

Generation and Transmission Business: Revenues from Continuing Operations

In Argentina, revenues from Costanera decreased in 2016, mainly due to the devaluation of the Argentine peso against the U.S. dollar that resulted in lower revenues of US$ 57 million. This decrease was partially offset by a US$ 38 million increase related to combined-cycle availability contracts with the Argentine Secretary of Energy and a US$ 2.7 million increase due to higher energy sales. The higher energy sales are attributable to a US$ 5.1 million increase due to higher tariffs as a result of Resolution 22/2016, partially offset by a US$ 2.3 million decrease due to lower energy sales of 2,455 GWh or 30.1%, as result of plant stoppages for maintenance.

Revenues from El Chocón decreased in 2016, mainly due to the devaluation of the Argentine peso against the U.S. dollar that resulted in lower revenues of US$ 23 million. This decrease was partially offset by a US$ 2 million increase due to higher energy sales attributable to a US$ 14 million increase due to higher tariffs as a result of Resolution 22/2016, partially offset by a US$ 12 million decrease attributable to lower energy sales of 1,227 GWh, or 32.3%, due to lower hydroelectric generation because of the drought.

Revenues from Dock Sud increased in 2016, principally due to a US$ 48 million increase attributable to higher energy sales of 1,223 GWh, or 32%, and a US$ 13 million increase attributable to higher tariffs due to increases to tariffs as a result of Resolution 22/2016. These increases were partially offset by lower revenues of US$ 40 million due to the devaluation of the Argentine peso against the U.S. dollar.

In Brazil, revenues from Cachoeira Dourada increased in 2016, mainly due to a US$ 162 million increase attributable to higher energy sales of 3,185 GWh, or 99%, to predominantly unregulated customers, which was partially offset by a US$ 10 million decrease due to lower prices as a result of improved hydrological conditions, and lower revenues of US$ 6 million due to the devaluation of the Brazilian reais against the U.S. dollar.

Revenues from Fortaleza decreased in 2016, despite lower electricity generation. The decrease was attributable to a US$11 million decrease in revenues due to lower energy sales of 3,184 MW, or 8%, a US$8 million decrease due to lower average sale prices as a result of improved hydrological conditions and a US$ 10 million loss due to the devaluation of the Brazilian reais against the U.S. dollar, partially offset by a US$ 17 million increase in state industrial incentives and improved commodity hedge results of US$ 5.4 million.

Revenues from Cien decreased in 2016, mainly due to lower regulatory revenues of US$ 4 million (Allowed Annual Revenue or “RAP” in its Portuguese acronym) and lower revenues of US$ 4 million due to the devaluation of the Brazilian reais against the U.S. dollar.

In Colombia, revenues from Emgesa decreased in 2016, despite higher generation, mainly due to the commencing of operations of El Quimbo hydroelectric plant in November 2015. Energy sale revenues increased by US$ 79 million mainly due to a US$ 71 million increase attributable to energy sales of 1,129 MW, or 7%, partially offset by a US$ 118 million loss due to the devaluation of the Colombian peso against the U.S. dollar.

In Peru, revenues from Enel Generación Perú increased in 2016. This increase in revenues is mainly due to a US$ 24 million increase in tolls attributable to new unregulated customers and a US$ 15 million increase from higher energy sales of 458 MW, or 5%, partially offset by lower revenues of  US$ 33 million due to the devaluation of the Peruvian sol against the U.S. dollar, a US$ 2 million decrease in revenues from lower average sale prices and lower revenues of US$ 2  million due to non-recurrent revenue as a result of an insurance reimbursement recorded in 2015.

Revenues from Enel Generación Piura increased in 2016, mainly due to a US$ 5.6 million increase attributable to higher energy sales of 58 MW, or 9%, a US$ 5.3 million increase of LNG sales due to the drought and a US$ 1.7 million increase due to higher average sale prices, partially offset by lower revenues of US$ 5 million due to the devaluation of the Peruvian sol against the U.S. dollar.

Distribution Business: Revenues from Continuing Operations

In Argentina, revenues from Edesur increased in 2016, mainly due to a US$ 628,7 million increase attributable to higher energy revenues related to Edesur’s new tariffs in effect since February 1, 2016, a US$ 45 million increase due to toll services and a US$ 8 million increase due to surcharges for energy sales. These increases were partially offset by a US$ 280 million decrease due to the repeal of certain resolutions that until 2015 permitted additional income to be recorded as finance operating costs and investment costs, and a US$ 347 million decrease due to the devaluation of the Argentine peso against the U.S. dollar.

In Brazil, revenues from Enel Distribución Río decreased in 2016, principally due to a US$ 270 million decrease in regulatory revenues from tariff adjustments in connection with pass-through cost corrections and lower revenues of US$ 67 million due to the devaluation of the Brazilian reais against the U.S. dollar, which were partially offset by a US$ 35  million increase in service concession arrangements, a US$ 21 million increase due to an average tariff adjustment and a US$ 11 million increase due to electrical equipment rentals.

Revenues from Enel Distribución Ceará decreased in 2016, mainly due to a US$ 115 million decrease in regulatory revenues due to tariff adjustments from pass-through cost corrections, and a US$ 52 million decrease due to the devaluation of the Brazilian Reais against the U.S. dollar and a US$ 31 million decrease in revenues from subsidies for low income consumers, partially offset by a US$ 105 million increase due to an average tariff adjustment, a US$ 27 million increase due to service concession arrangements and a US$ 10 million increase in revenues due to electrical equipment rentals.

In Colombia, revenues from Codensa increased in 2016, mainly due to a US$ 991 million increase from higher tariffs, which was partially offset by a US$ 858 million decrease from 2.3% in lower physical energy sales predominantly related to lower market demand because of governmental programs designed to encourage efficient electricity consumption, higher revenues of US$ 9 million per toll and higher revenues of US$ 5 million due to leases of infrastructure poles and pipes;  and a US$ 134 million decrease due to the devaluation of the Colombian peso against the U.S. dollar.

In Peru, revenues from Enel Distribución Perú increased in 2016, mainly due to a US$ 28 million increase from 2% higher physical energy sales and a US$ 21 million increase from higher sale prices due to regulated tariff adjustments and an increase of US$ 6 million in the movement of networks and installation works. This increase was partially offset by a US$ 49 million decrease due the devaluation of the Peruvian sol against the U.S. dollar.

Total Operating Costs from Continuing Operations

Total operating costs from continuing operations consist primarily of energy purchases from third parties, fuel consumption, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth consolidated operating costs in U.S. dollars for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016		2015
	(in millions of US$)	(in %)	(in millions of US$)	(in %)
Energy purchases	2,443	41.5	2,881	46.6
Fuel consumption	362	6.2	394	6.4
Transportation expense	394	6.7	375	6.1
Other raw materials and combustibles	713	12.1	592	9.6
Other expenses(1)	817	13.9	746	12.1
Employee benefit expense and other(1)	527	8.9	642	10.4
Depreciation, amortization and impairment losses(1)	630	10.7	550	8.9
Total Operating Cost from Continuing Operations	5,886	100	6,181	100

(1)	Corresponds to selling and administration expenses.

The following table sets forth our total operating costs (excluding selling and administrative expenses) from continuing operations by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	88	77	11	14.5
Costanera	8	7	1	8.6
El Chocón	5	7	(2)	(32.0)
Dock Sud	78	66	12	18.5
Other	(3)	(3)	1	(17.6)
Generation and Transmission Business in Brazil	269	201	68	33.8
Cachoeira Dourada	149	27	122	n.a.
Fortaleza	142	170	(27)	(16.1)
Cien	3	5	(2)	(38.6)
Other	(26)	(0)	(25)	n.a.
Generation and Transmission Business in Colombia	434	491	(58)	(11.7)
Emgesa	434	491	(58)	(11.7)
Generation and Transmission Business in Peru	347	267	81	30.2
Enel Generación Perú	310	231	79	34.2
Enel Generación Piura	42	40	2	5.0
Other	(4)	(4)	(0)	8.4
Total Generation and Transmission Business reportable segment	1,137	1,035	102	9.8

Distribution Business in Argentina	449	240	208	86.6
Edesur	449	240	208	86.6
Distribution Business in Brazil	1,689	2,118	(428)	(20.2)
Enel Distribución Río	895	1,229	(334)	(27.2)
Enel Distribución Ceará	794	888	(94)	(10.6)
Distribution Business in Colombia	787	765	23	3.0
Codensa	787	765	23	3.0
Distribution Business in Peru	585	579	6	1.0
Enel Distribución Perú	585	579	6	1.0
Total Distribution Business reportable segment	3,510	3,701	(191)	(5.2)
Less: consolidation adjustments and non-core activities	(736)	(495)	(241)	48.6
Total operating costs (excluding selling and administrative expenses)	3,912	4,242	(329)	(7.8)

Generation and Transmission Business: Operating Costs from Continuing Operations

In Argentina, operating costs of Costanera increased in 2016, mainly attributable to a US$ 3 million increase in fuel consumption in connection with scheduled maintenances, partially offset by a US$ 3 million decrease in costs due to the devaluation of the Argentine peso against the U.S. dollar.

Operating costs of El Chocón decreased in 2016, mainly attributable to a US$ 2 million decrease in costs due to the devaluation of the Argentine peso against the U.S. dollar.

Operating costs of Dock Sud increased in 2016, mainly due to a US$ 20 million increase from higher gas consumption as a result of a 32% increase in physical energy generation and a US$ 13 million increase in gas purchase prices related to Resolution 22/2016. These increases were partially offset by a US$ 21 million decrease in costs due to the devaluation of the Argentine peso against the U.S. dollar.

In Brazil, operating costs of Cachoeira Dourada increased in 2016, mainly due to a US$ 134 million increase attributable to 272% higher physical energy purchases as a result of higher sales to unregulated customers, which was partially offset by a US$ 12 million decrease due to lower purchase prices as a result of improved hydrological conditions in Brazil.

Operating costs of Fortaleza decreased in 2016, mainly due to a US$ 37 million decrease in energy purchases as a result of lower prices due to improved hydrological conditions and a US$ 16 million decrease in fuel consumption due to plant stoppages for maintenance and a US$ 7 million decrease due to devaluation of the Brazilian reais against the U.S. dollar. These decreases were partially offset by a US$ 25 million increase attributable to 50% higher physical energy purchases related to the maintenance of the power plant and a US$ 8 million increase in other miscellaneous and variable services costs related to the hedging of gas purchases.

Operating costs of Cien decreased in 2016, mainly due to a US$ 2 million decrease in energy purchases.

In Colombia, operating costs of Emgesa decreased in 2016, mainly due to a US$ 48 million decrease in costs as a result of the devaluation of the Colombian peso against the U.S. dollar and a US$ 28 million decrease in energy purchases due to lower prices as a result of improved hydrological conditions. These decreases were partially offset by a US$ 18 million increase in transportation costs due to higher toll prices as a result of inflation.

In Peru, operating costs of Enel Generación Perú increased in 2016, mainly due to a US$ 42 million increase attributable to the recognition of a provision for legal claims and a US$ 29 million increase in physical energy purchases in the spot market to supplement its own lower hydroelectric generation and higher physical sales to contracted customers.

Operating costs of Enel Generación Piura increased in 2016, mainly due to a US$ 2 million increase in fuel consumption costs attributable to the use of oil instead of gas due to the lack of availability of oil, and a US$ 2 million increase in transportation costs due to tolls from an increase in customers. This increase was partially offset by a US$ 2 million decrease due to devaluation of the Peruvian sol against the U.S. dollar.

Distribution Business: Operating Costs from Continuing Operations

In Argentina, operating costs of Edesur increased in 2016, predominantly due to a US$ 246 million increase due to higher purchase prices related to inflation adjustments and a US$ 51.1 million increase in other miscellaneous variable and service costs because of service quality fines imposed by ENRE, partially offset by a US$ 90 million decrease due to the devaluation of the Argentine peso against the U.S. dollar.

In Brazil, operating costs of Enel Distribución Río decreased in 2016, mainly due to a US$ 233  million decrease as a result of a 1.7% decrease in physical energy purchases due to negative economic conditions, a US$ 86 million decrease due to lower purchase prices attributable to improved hydrological conditions and a decrease of US$ 52 million due to devaluation of the Brazilian reais against the U.S. dollar. These decreases were partially offset by a US$ 35 million increase in other miscellaneous variable and services costs related to an increase in construction costs in connection with concession arrangements.

Operating costs of Enel Distribución Ceará decreased in 2016, mainly due to a US$ 106 million decrease in average purchase prices attributable to improved hydrological conditions and a decrease of US$ 38 million due to devaluation of the Brazilian reais against the U.S. dollar, partially offset by a US$ 23 million increase due to 2.2% higher physical energy purchases and a US$ 27 million increase in other miscellaneous variable and services costs related to an increase in construction costs in connection with concession arrangements.

In Colombia, operating costs of Codensa increased in 2016, predominantly due to a US$ 31 million increase due to higher energy purchases in the spot market and through contracts, a US$ 39 million increase due to higher average purchase prices, and a US$ 27 million increase due to higher toll prices, partially offset by a US$ 76 million decrease in costs due to the devaluation of the Colombian peso against the U.S. dollar.

In Peru, operating costs of Enel Distribución Perú increased in 2016, mainly attributable to a US$ 44 million increase in energy purchases due to higher purchase contract prices, partially offset by a US$ 32 million decrease in costs due to the devaluation of the Peruvian sol against the U.S. dollar and a US$ 6 million decrease in other miscellaneous variable and service costs due to reduced costs in other non-core businesses.

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

 The following table sets forth the selling and administrative expenses by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	128	169	(41)	(24.2)
Costanera	81	116	(35)	(29.8)
El Chocón	14	13	1	10.9
Dock Sud	30	36	(5)	(15.3)
Other	2	4	(2)	(51.7)
Generation and Transmission Business in Brazil	64	65	(1)	(1.9)
Cachoeira Dourada	19	19	1	2.9
Fortaleza	21	20	1	5.7
Cien	24	28	(4)	(13.3)
Other	0	(1)	1	n.a.
Generation and Transmission Business in Colombia	168	129	39	30.5
Emgesa	168	129	39	30.5
Generation and Transmission Business in Peru	161	162	(1)	(0.5)
Enel Generación Perú	143	140	2	1.7
Enel Generación Piura	19	22	(3)	(14.7)
Other	0	0	(0)	(95.3)

Other Generation and Transmission Business reportable segment	0	(3)	3	(100.0)
Total Generation and Transmission Business reportable segment	521	525	(4)	(0.7)
Distribution Business in Argentina	392	529	(137)	(25.8)
Edesur	392	529	(137)	(25.8)
Distribution Business in Brazil	603	494	109	22.2
Enel Distribución Río	366	299	67	22.4
Enel Distribución Ceará	237	195	43	21.8
Distribution Business in Colombia	215	227	(12)	(5.1)
Codensa	215	227	(12)	(5.1)
Distribution Business in Peru	116	115	1	0.9
Enel Distribución Perú	116	115	1	0.9
Other Distribution Business reportable segment	0	0
Total Distribution Business reportable segment	1,326	1,364	(38)	(2.8)
Less: consolidation adjustments and non-core activities	127	50	77	n.a.
Total selling and administrative expenses	1,974	1,939	35	1.8

Selling and administrative expenses from continuing operations increased in 2016 as compared to 2015. The main changes are explained below.

Generation and Transmission Business

In Argentina, selling and administrative expenses of Costanera and Dock Sud decreased in 2016, mainly due to the devaluation of the Argentine peso against the U.S. dollar that led to lower costs of US$ 43 million and US$ 13 million respectively. Additionally, Costanera has higher depreciation expenses of US$ 5 million, mainly due to higher capitalizations in turbo steam and combined cycle projects and other expenses of US$ 3 million due to higher costs for insurance policies. In Dock Sud, higher personnel expenses of US$ 2 million due to inflationary update of salaries and wages and a greater depreciation of US$ 6 million due to higher capitalization put into operation.

In Colombia, selling and administrative expenses of Emgesa increased mostly due to a US$ 33 million loss as a result of the allowance for uncollectible accounts recorded in 2016.

In Peru, selling and administrative expenses of Enel Generación Perú increased in 2016, mainly due to an increase of US$ 20 million related to the Curimbamba project write-off in June 2016, partially offset by a US$ 5.4 million decrease in depreciation expenses due to the sale of transmission lines in 2016 and a US$ 6.7 million decrease due to the reversal of the allowance for uncollectible accounts recognized in 2015 for the receivables from Cajamarquilla and US$ 6 million decrease in costs due to devaluation of the Peruvian sol against the U.S. dollar. Selling and administrative expenses of Enel Generación Piura decreased principally due to a decrease of US$ 3 million related to the VAT tax contingency recognized in 2015.

Distribution Business

In Argentina, selling and administrative expenses of Edesur decreased, mainly due to a US$ 198 million decrease related to the devaluation of the Argentine peso against the U.S. dollar, partially offset by an increase of US$ 46 million in payroll expenses related to salary increases and severance payments, and an increase of US$ 11 million in the allowance for uncollectible accounts.

In Brazil, selling and administrative expenses of Enel Distribución Río increased primarily due to a US$ 32 million increase as a result of higher third-party maintenance service costs for lines and networks, a US$ 25 million increase in the allowance for uncollectible accounts and a US$ 21 million increase related to a write-off of assets. This was partially offset by a decrease of US$ 13 million due to the devaluation of the Brazilian reais against the U.S. dollar.

Selling and administrative expenses of Enel Distribución Ceará increased mainly due to a US$ 29 million increase in the allowance for uncollectible accounts, a US$ 14 million increase related to a write-off of assets and a US$ 12 million increase due to higher third-party maintenance service costs for lines and networks. This was partially offset by a decrease of US$ 9 million due to the devaluation of the Brazilian reais against the U.S. dollar.

In Colombia, selling and administrative expenses of Codensa decreased as compared to 2015, primarily due to a decrease of US$ 23 million due to the devaluation of the Colombian peso against the U.S. dollar partially offset by higher expenses of US$ 11 million corresponding to US$ 2 million of fixed assets being written off, US$ 3 million for maintenance of lines and networks and higher depreciation expenses of US$ 4 million due to greater assets having passed exploitation.

In Peru, selling and administrative expenses of Enel Distribución Perú increased mainly due to a US$ 1 million increase in other expenses related to contractor services.

Operating Income from Continuing Operations

The following table sets forth our operating income from continuing operations by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	91	78	13	16.3
Costanera	48	31	17	54.2
El Chocón	23	41	(18)	(44.8)
Dock Sud	19	5	14	n.a.
Other	1	1	0	33.7
Generation and Transmission Business in Brazil	240	201	39	19.3
Cachoeira Dourada	117	95	22	23.7
Fortaleza	72	53	19	36.0
Cien	50	52	(2)	(4.1)
Other	(0)	1	(1)	n.a.
Generation and Transmission Business in Colombia	550	569	(19)	(3.4)
Emgesa	550	569	(19)	(3.4)
Generation and Transmission Business in Peru	171	240	(70)	(29.0)
Enel Generación Perú	135	213	(79)	(36.8)
Enel Generación Piura	36	27	9	32.8
Other	(0)	(0)	0	(98.3)

Other Generation and Transmission Business reportable segment	0	3	(3)	(100.0)
Total Generation and Transmission Business reportable segment	1,051	1,092	(40)	(3.7)
Distribution Business in Argentina	141	159	(17)	(10.8)
Edesur	141	159	(17)	(10.8)
Distribution Business in Brazil	198	194	4	2.0
Enel Distribución Río	40	40	(0)	(0.4)
Enel Distribución Ceará	158	154	4	2.6
Distribution Business in Colombia	364	360	4	1.2
Codensa	364	360	4	1.2
Distribution Business in Peru	164	165	(0)	(0.1)
Enel Distribución Perú	164	165	(0)	(0.1)

Other Distribution Business reportable segment	0	(2)	2	(100.0)
Total Distribution Business reportable segment	868	875	(7)	(0.8)
Less: consolidation adjustments and non-core activities	(120)	(50)	(69)	n.a.
Total operating income	1,800	1,917	(116)	(6.1)

Generation and Transmission Business

Operating income in 2016 was slightly lower than in 2015 mainly due to Enel Generación Perú offsetting higher results recorded by our subsidiaries in Brazil and Argentina, while in Colombia, operating income was very similar during both periods.

In Argentina, a new remuneration scheme was applied as of February 2016 that led to higher operating income for our thermal plants Costanera and Dock Sud. The increase in operating income for Costanera was mainly due to its combined-cycle availability contracts and for Dock Sud its higher energy generation. El Chocón, a hydroelectric plant, experienced a decrease in operating income due to worsened hydrological conditions and the devaluation of the Argentine peso against the U.S. dollar, which were not compensated by the new remuneration scheme.

In Brazil, Cachoeira Dourada sold more energy to non-regulated customers that bought from other generators at a lower price due to better hydrological conditions, increasing its operating income. Fortaleza improved operating income despite its lower physical sales mainly due to lower fuel consumption because of the stoppage of its thermal plants and lower energy costs.

In Colombia, Emgesa’s operating income increased due to slightly better hydrological conditions, especially in the second half of the year, coupled with the commissioning of El Quimbo, allowing a reduction in thermal generation and accompanying fuel purchases.  However, due to the devaluation of the Colombian peso against the U.S. dollar, operating income in U.S. dollar in 2016 was very similar to 2015.

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

In Brazil, Enel Distribución Ceará and Enel Distribución Río improved their operating income mainly due to annual tariff adjustments and lower energy purchases mainly due to lower purchase prices attributable to improved hydrological conditions.

In Colombia, Codensa improved its operating income mainly due to annual tariff adjustments, despite a decrease in sales due to governmental programs to reduce consumption.

Enel Distribución Perú improved its operating income due to higher physical sales as a result of new customers that chose to be unregulated customers and annual tariff adjustments.

Other Results from Continuing Operations

The following table sets forth the other results from continuing operations for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Change	Change
	(in millions of US$)			(in %)
Financial results
Financial income	276	450	(174)	(38.6)
Financial costs	(773)	(589)	(184)	31.3
Results from indexed assets and liabilities	(1)	(14)	13	(92.7)
Net foreign currency exchange gains (losses)	59	196	(137)	(69.9)
Total	(439)	43	(482)	n.a.

Other
Other gains (losses)	12	(10)	22	n.a.
Share of the profit of associates and joint ventures accounted for using the equity method	3	5	(2)	(46.8)
Total	15	(5)	20	n.a.
Total other results	(424)	38	(462)	n.a.

Financial Results from Continuing Operations

Our net total financial results in 2016 were a net loss, while in 2015, we recorded a net gain, mainly explained by:

•

a decrease in financial income of US$ 174 million in 2016 mainly due to a US$  84 million decrease in  non-recurring interest income, as compared to 2015, due to accounts receivables that accrued interest from the Vuelta de Obligado thermal plant according to the agreement with our subsidiaries El Chocón, Costanera and Dock Sud and a US$ 57 million decrease in non-recurring financial income recorded, as compared to 2015, because of  the waiver of interest payments related to the debt of Edesur and Costanera with  CAMMESA. In addition, lower revenues of US$ 29 million were recorded in 2015 in Enel Distribución Río and Enel Distribución Ceará as a result of the financial update of the assets and regulatory liabilities.

•

an increase in financial costs of US$ 184 million in 2016 mainly due to US$ 93.9 million from Emgesa related to El Quimbo power plant, US$ 69 million from Edesur due to interest accrued on unpaid service quality fines and US$ 27  million from Edesur, Dock Sud and Costanera, mainly due to higher outstanding debt balances with CAMMESA; and

•

a decrease in foreign currency exchange gains (losses) of US$ 137 million in 2016 mainly due to a US$ 73 million decrease related to the non-recurring gain in foreign currency exchange differences in 2015 in connection with accounts receivable denominated in U.S. dollars from the Vuelta de Obligado thermal plant and a US$ 32.2 million decrease in positive foreign exchange differences in the foreign currency denominated debt of our Brazilian subsidiaries. The difference corresponds mainly to the devaluation of the Argentine peso in relation to the U.S. dollar, resulting in a US$ 40 million decrease.

Other Non-Operating Results from Continuing Operations

Other non‑operating results increased compared to 2015, predominantly due to other gains in Enel Generación Perú from the sale of high-tension transmission lines for US$ 27 million and gains of US$ 8 million from sales of assets recognized in 2015 that generated a loss, partially offset by a recorded loss of US$ 15 million due to the merger of Cundinamarca with and into Codensa.

Income Taxes

Total income tax expense decreased in 2016, as compared to 2015, mainly due to a lower tax expense as a result of lower taxable income compared to 2015.

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

The tax legislation in Chile states that the tax accounts of companies owning foreign investments in a currency other than the Chilean peso are price-level restated for tax purposes according to the changes in the foreign currency exchange rate at the date of the financial statements. Variations in that regard also generate changes in the tax bases of those investments, and have income tax consequences when calculating the current income tax (currently reported as exchange gains/losses for tax return purposes). The related tax effect is recognized as “Current tax provision/ benefit.” While the effect of the price-level restatement also impacts the tax basis of the investment, thus impacting its outside basis difference, the Company was unable to recognize the corresponding effects to deferred tax assets/ liabilities, since the conditions for such recognition under IAS 12 were not met at the balance sheet date. Therefore, this concept corresponds to a permanent difference that is reflected in the income tax statutory-to-effective rate reconciliation presented in Note 18 of our consolidated financial statements under the line item “Price level restatement for tax purposes (investments in subsidiaries, associates and joint ventures and equity).”

The following table sets forth the tax effect of rates applied in other countries that result in a difference between domestic or nominal tax rates in Chile and tax rates (12.0% for 2016 and 12.9% for 2015) enacted in each foreign jurisdiction:

	Tax Rates (%)		Tax effect of rates applied in other countries (in millions of US$)
	2016	2015	2016	2015
Argentina	35.0	35.0	(8.8)	(54.8)
Brazil	34.0	34.0	(30.8)	(40.5)
Colombia	40.0	39.0	(113.2)	(136.5)
Peru	29.5	28.0	(12.9)	(19.9)
			(165.7)	(251.7)

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

In Brazil, the reconciling tax effect decreased in 2016 compared to 2015 due to lower taxable income from our Brazilian subsidiaries as a consequence of decreased revenues due to lower local electricity demand. The effective tax rate was 22.6% in 2016 and 32.0% in 2015, mainly due to a higher tax loss carryforward for Enel Distribución Río and Enel Brasil.

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

In Peru, the reconciling tax effect decreased in 2016 compared to 2015 due to a decrease in taxable income due to a decrease in results from operations of Enel Generación Perú. The effective tax rate was 44.0% in 2016 and 29.9% in 2015. The higher effective tax rate in 2016 is due to the tax reform implemented in Peru in 2014 which led to a progressive reduction in tax rates. The tax rate as of 2017 is 29.5%.

Net Income

The following table sets forth our consolidated net income from continuing operations before income taxes, income taxes and net income from continuing operations for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015	Change	Change
	(in millions of US$)			(in %)
Operating income	1,800	1,917	(116)	(6.1)
Other results	(424)	38	(462)	n.a.
Income before tax	1,376	1,955	(579)	(29.6)
Income tax	(531)	(800)	268	(33.6)
Net Income from continuing operations	845	1,155	(310)	(26.9)
Income from discontinued operations	170	593	(423)	(71.3)
Net income attributable to:	1,015	1,748	(733)	(41.9)
Net income attributable to the parent company	566	1,011	(444)	(43.9)
Net income attributable to non-controlling interests	448	738	(289)	(39.2)

II. Results from Discontinued Operations

On March 1, 2016, the separation of the Chilean and non-Chilean generation and distribution businesses became effective. The Chilean shareholdings and related assets, liabilities, income, expenses and cash flows were allocated to the newly incorporated entity Enel Chile. Therefore, the statement of comprehensive income of Enel Américas for the year ended December 31, 2016 only includes income and expenses for two months from the Chilean businesses as compared to the inclusion of twelve months of income and expenses from the Chilean businesses for the year ended December 31, 2015 (see Note 6 Non-Current Assets or Disposal Groups Held for Sale or Held for Distribution to Owners and Discontinued Operations in our consolidated financial statements as of December 31, 2016).

The following table sets forth the breakdown by nature of the line item “Income after tax from discontinued operations” for the two month period ended February 29, 2016 and the year ended December 31, 2015:

	For the two months ended February 29, 2016	For the year ended December 31, 2015
	(In millions of US$)

Revenues	596	3,639
Other operating income	4	23
Total Revenue and Other Operating Income	599	3,662

Raw materials and consumables used	(350)	(2,264)
Contribution Margin	249	1,398

Other work performed by the entity and capitalized	5	32
Employee benefits expense	(24)	(209)
Depreciation and amortization expense	—	(234)
Reversal of impairment loss (impairment losses) recognized in profit or loss	(1)	5
Other expenses	(25)	(192)
Operating income	205	800

Other gains	—	31
Financial income	4	23
Financial costs	(13)	(94)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	2	14
Foreign currency exchange differences	(0)	(20)
Profit from indexed assets and liabilities	0	7
Income before taxes	198	761
Income tax expense, discontinued operations	(28)	(167)
NET INCOME FROM DISCONTINUED OPERATIONS	170	593

Net income from discontinued operations attributable to:
Shareholders of Enel Américas	115	448
Non-controlling interests	55	145
NET INCOME FROM DISCONTINUED OPERATIONS	170	593

Due to the classification of generation and distribution of energy activities in Chile as discontinued operations, those lines of business are not included in Note 33, Information by segment, in our consolidated financial statements.

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

Our statement of cash flows for 2016 includes cash flows for two months from the discontinued Chilean businesses as a result of the separation of businesses that occurred on March 1, 2016.  In comparison, the statement of cash flow for 2017 does not include cash flows from the discontinued Chilean businesses.  On March 1, 2016, we transferred all of our ownership in the Chilean businesses to a newly formed company, Enel Chile.

Set forth below is a summary of our consolidated cash flow information (including both continued and discontinued operations) for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(in millions of US$)
Net cash flows provided by operating activities	1,870	2,532	2,938
Net cash flows used in investing activities	(2,479)	(735)	(1,856)
Net cash flows used in financing activities	(589)	(1,094)	(1,619)
Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	(1,198)	703	(538)
Effects of exchange rate changes on cash and cash equivalents	(19)	114	(529)
Cash and cash equivalents at beginning of period	2,689	1,872	2,401
Cash and cash equivalents at end of period	1,473	2,689	1,872

Set forth below is a summary of the net cash flow attributable to discontinued operations for the two months ended February 29, 2016 and for the year ended December 31, 2015.  The statement of cash flow for 2017 does not include cash flows from the discontinued Chilean businesses.

	Two months ended February 29,	Year ended December 31, (12 months)
	2016	2015
	(in millions of US$)
Net cash flows provided by operating activities	225	881
Net cash flows used in investing activities	(68)	(454)
Net cash flows used in financing activities	(130)	(417)
Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	26	11
Effects of exchange rate changes on cash and cash equivalents	3	(27)
Cash and cash equivalents at beginning of period	203	219
Cash and cash equivalents at end of period	232	203

For the year ended December 31, 2017, net cash flow provided by operating activities was US$ 1,870 million, a US$ 662 million decrease, or 26%, compared to US$ 2,532 million for the same period of 2016.  The main drivers of this change are described below.

The decrease in cash flow provided by operating activities was due to:

(i)

a US$ 1,315 million increase in other payments for operating activities mainly attributable to a) payments of US$ 1,012 million associated with VAT payments and the Energy Development Account (see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework — Brazilian Electricity Regulatory Framework — Regulation of Distribution Companies — Energy Development Account, “Cuenta de Desarrollo Energético - CDE”) by Enel Distribución Goias , b) higher payments of US$ 114 million in Codensa Hogar, a program for our residential customers for the acquisition of products and services marketed by various business partners, c) higher  payments of US$ 70 million of VAT and municipal and other taxes by Edesur, and d) higher VAT and other tax payments and payments to the Energy Development Account of US$ 77 million by Enel Distribución Ceará;

(ii)	a US$ 208 million increase in payments to and on behalf of employees of mainly attributable to US$ 174 million from Enel Distribución Goias as a result of its acquisition and consolidation; and
(iii)	an US$ 2,063 million increase in payments to suppliers for goods and services mainly related to:
a.

US$ 1,472 million from Enel Brasil, on a consolidated basis, explained by (a) US$ 961 million from Enel Distribución Goias as a result of its acquisition and consolidation; (b) US$ 209 million from Cachoeira Dourada explained by an increase in energy purchases due to higher unregulated customers’ demand; (c) US$ 155 million from Enel Distribución Río explained by an increase in energy purchase costs due to an increase in market prices as a consequence of the drought; and (d) US$ 138 million from Enel Distribución Ceará due to higher energy purchase costs also as a consequence of the drought;
b.	US$ 438 million from Edesur due to an increase in energy purchase prices related to local inflation; and
c.	US$ 115 million from Codensa due to an increase in the energy purchase due to inflation and an increase in the prices of energy transport.

This was partially offset by an increase in collections from the sale of goods and services of US$ 3,294 million, mainly comprised of:

(i)

US$ 2,689 million from Enel Brasil, on a consolidated basis, explained by (a) US$ 2,050 million from Enel Distribución Goias as a result of its acquisition and consolidation since February 14, 2017; (b) US$ 249 million from Cachoeira Dourada due to a 3,127 GWh increase of energy sales due to a greater market demand, mainly from unregulated customers, despite the lower generation; (c) US$ 195 million from Enel Distribución Ceará due to tariff recovery; and (d) US$ 152 million from Enel Distribución Río mainly as a result of tariff recovery;

(ii)	US$ 348 million from Edesur due to higher energy revenues related to new tariffs effective since February 1, 2017; and
(iii)	US$ 242 million from Codensa mainly due a 158 GWh increase in physical sales and an increase in tariffs as an effect of inflation.

These operating cash inflows and outflows were offset by a net outflow of US$ 303 million related to collections from the sale of goods and services and payments to suppliers from the discontinued operations of Enel Generación Chile and Enel Distribución Chile, which as a result of the separation of the Chilean and non-Chilean businesses are no longer consolidated by us since March 1, 2016.

For the year ended December 31, 2016, net cash flow provided by operating activities from continuing and discontinued operations was US$ 2,532 million, a US$ 406 million decrease of, or 13.8%, compared to US$ 2,938 million for the same period of 2015. The main drivers of this change are described below.

The aggregate cash inflows from operating activities provided by continuing operations were primarily due to US$ 690 million in higher collections from the sale of goods and services mainly comprised of:

(i)

US$ 429 million from Enel Brasil, on a consolidated basis, explained by (a) US$ 185 million from Enel Distribución Ceará due to an increase in the collection rate from 96.1% in 2015 to 97.8% in 2016, despite a decrease of US$ 47 million, or 0.7%, in its revenues, (b) US$ 126 million from Enel Distribución Río mainly as a result of an increase in the collection rate from 94.2% in 2015 to 97.1% in 2016 and (c) US$ 112 million from Cachoeira Dourada due to an increase in physical sales;

(ii)	US$ 68 million from Enel Generación Perú due to an increase in physical sales;
(iii)	US$ 26 million from Codensa mainly related to the annual tariff adjustment;
(iv)	US$ 27 million from Edesur due to higher revenues mainly as a result of the application of Resolution 1/2016;
(v)

US$ 30 million from Enel Distribución Perú due to increased physical sales and increased prices according to annual tariff adjustments as well as a higher collection rate of 99.8% in 2016 compared to 98.6% in 2015; and

(vi)	US$ 55 million from Dock Sud as a result of increased physical sales due to greater market demand.

The aggregate cash outflows used in operating activities from continuing operations were primarily due to an increase in payments to suppliers for goods and services from continuing operations of US$ 254 million mainly related to:

(i)	US$ 250 million from Edesur due to greater energy purchases mostly attributable to increased prices as a result of the annual tariff adjustment mainly due to local inflation; and

(ii)	US$ 58 million from Enel Generación Perú due to greater energy purchases related to higher contracted prices.

These operating cash inflows and outflows from continuing operations were offset by a net outflow of US$ 1,194 million related to collections from the sale of goods and services and payments to suppliers from the discontinued operations of Enel Generación Chile and Enel Distribución Chile, which as a result of the separation of the Chilean and non-Chilean businesses are no longer consolidated by us as of March 1, 2016 (see discussion above). The decrease in net cash flow from operating activities from continuing and discontinued operations was partially offset by a decrease in other operating cash outflows of US$ 293 million, due to a) greater payments of Value Added Tax and others of US$ 132 million, b) lower collections carried out by Codensa Hogar in Colombia of US$ 99 million, and c) other lower payments in operating activities of US$ 163 million. The aforementioned were offset by greater payments to the Energy Development Account in Brazil of US$ 77 million.

For further information regarding our operational results in 2017, 2016 and 2015, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 2. Analysis of Results of Operations for the Years Ended December 31, 2017 and 2016” and “— 3. Analysis of Results of Operations for the Years Ended December 31, 2016 and 2015.”

For the year ended December 31, 2017, net cash used in investing activities was US$ 2,479 million, mostly explained by:

(i)	US$ 720 million for the acquisition of Enel Distribución Goias by Enel Brasil;
(ii)	US$ 688 million for the incorporation of intangible assets (under IFRIC 12) of our Brazilian distribution subsidiaries;
(iii)	US$ 436 million for the acquisition of Volta Grande by Enel Brasil;
(iv)

US$ 682 million investments on fixed assets realized by our subsidiaries mainly: US$ 251 million from Codensa, US$ 122 million from Edesur, US$ 109 million from Emgesa, US$ 78 million from Enel Distribución Perú; and

(v)	US$ 81 million for the purchase of a minority stake in Enel Distribución Perú by Enel Perú, a holding company in Peru.

This was partially offset by interest received of US$ 101 million from continuing operations.

For the year ended December 31, 2016, net cash used in investing activities from continuing and discontinued operations was US$ 735 million, mostly explained by the acquisition of fixed assets totaling US$ 1,230 million, of which US$ 1,141 million was from continuing operations.  Net cash used in investing activities was mainly comprised of:

(i)	the incorporation of intangible assets (under IFRIC 12) of our Brazilian distribution companies of US$ 406 million; and
(ii)	investments to ensure the sustainability of the distribution business: US$ 221 million from Codensa, US$ 134 million from Edesur, and US$ 119 million from Enel Distribución Perú.

This was partially offset by interest received of US$ 126 million from continuing operations and proceeds from the sale of property, plant and equipment of US$ 103 million of which US$ 80 million was related to the sale of real estate property and transmission lines by Enel Generación Perú. In addition, net cash used in investing activities from continuing and discontinued operations was also the result of US$ 253 million in collections from related parties mainly due to a payment of US$ 247 million by Enel Generación Chile to us related to an intercompany structured loan.

For further information regarding the acquisition of fixed assets in 2017 and 2016, please see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures.”

For the year ended December 31, 2017, net cash used in financing activities decreased to US$ 589 million, a US$ 505 million decrease compared to US$ 1,094 million for 2016. The main drivers of this change are described below.

The aggregate cash outflows were primarily due to:

(i)

US$ 1,128 million of payments of loans and bonds (including US$ 342 million paid by Enel Distribución Río, US$ 222 million paid by Enel Distribución Ceará, US$ 182 million paid by Codensa, US$ 138 million paid by Enel

Distribución Goias , US$ 116 million paid by Emgesa, US$ 45 million paid by Enel Distribución Perú, US$ 27 million paid by Dock Sud, US$ 22 million paid by Enel Generación Perú and US$ 22 million paid by Chinango, among others);

(ii)

US$ 544 million in dividend payments to third parties, excluding dividends paid to us (including US$ 287 million from us on a stand-alone basis, US$ 106 million from Emgesa, US$ 98 million from Codensa, US$ 13 million from El Chocón, US$ 12 million from Enel Distribución Ceará, US$ 9 million from Enel Generación Perú, US$ 9 million from Enel Distribución Perú, among others); and

(iii)

US$ 344 million of interest expense (including US$ 126 million paid by Emgesa, US$ 52 million paid by Enel Distribución Río, US$ 42 million paid by Codensa, US$ 29 million paid by Enel Distribución Ceará, US$ 29 million paid by Enel Distribución Goias , US$ 27 million paid by Enel Distribución Perú US$ 26 paid by us, among others).

The aggregate cash inflows from financing activities were primarily due to:

(i)	US$ 390 million in loans and bonds granted to/issued by Enel Distribución Río;
(ii)	US$ 287 million in loans and bonds granted to/issued by Enel Distribución Ceará;
(iii)	US$ 264 million in loans and bonds granted to/issued by Volta Grande;
(iv)	US$ 250 million in bonds issued by Codensa;
(v)	US$ 173 million in loans granted to Enel Distribución Goias ;
(vi)	US$ 61 million in loans granted to Fortaleza; and
(vii)	US$ 34 million in loans granted to Emgesa.

For the year ended December 31, 2016, net cash used in financing activities from continuing and discontinued operations decreased to US$ 1,094 million from US$ 1,619 million for 2015. The main drivers of this change are described below.

The aggregate cash outflows from financing activities from continuing operations were primarily due to:

(i)

US$ 1,034 million in payments of loans and bonds (including US$ 255 million from us on a stand-alone basis and from our subsidiaries: Enel Distribución Perú (US$ 178 million), Emgesa (US$ 159 million), Enel Distribución Río (US$ 130 million), Enel Generación Perú and Chinango (US$ 129 million), Enel Distribución Ceará (US$ 116 million), among others);

(ii)

US$ 616 million in dividend payments to third parties, excluding dividends paid to us (including US$ 339 million from us on a stand-alone basis, US$ 135 million from Emgesa, US$ 74 million from Codensa, US$ 42 million from Endesa Américas, among others); and

(iii)

US$ 347 million in interest expense (including US$ 146 million paid by Emgesa, US$ 54 million paid by Enel Distribución Río , US$ 48 million paid by Codensa, US$ 36 million paid by Enel Distribución Ceará, US$ 27 million paid by Enel Distribución Perú, US$ 21 million paid by us, among others).

Other important outflow was US$ 470 million in other cash outflows from continuing and discontinued operations mostly as a consequence of: (i) the division of our cash and cash equivalent related to the 2016 Reorganization of US$ 238 million, (ii) the payment of financial derivatives of US$ 124 million related to our 10-year Yankee Bond issued in 1996 which matured in December, 2016 and (iii) payments for fees and discounts of bonds and bank loans of US$ 98 million.

The aggregate cash inflows from financing activities from continuing operations were primarily due to:

(i)	US$ 586 million in Yankee Bonds issued by us;
(ii)	US$ 265 million in bonds issued by Emgesa;
(iii)	US$ 233 million in loans and bonds granted to/issued by Enel Distribución Perú;
(iv)	US$ 229 million in loans granted to Enel Distribución Río and Enel Distribución Ceará; and
(v)	US$ 146 million in loans granted to Codensa.

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

As of December 31, 2017, our consolidated interest-bearing debt totaled US$ 5,004 million. Our consolidated interest-bearing debt had the following maturity profile:

•	US$ 671 million in 2018;
•	US$ 1,742 million from 2019 to 2020;
•	US$ 986 million from 2021 to 2022; and
•	US$ 1,605 million thereafter.

Set forth below is a breakdown by country for debt maturing in 2018:

•	US$ 289 million for Brazil;
•	US$ 266 million for Colombia;
•	US$ 102 million for Peru;
•	US$ 11 million for Chile; and
•	US$ 3 million for Argentina.

We have accessed the international equity capital markets (including several SEC-registered ADS issuances) in 1993, 1996, 2000, 2003 and 2013. We have also issued bonds in the United States (“Yankee Bonds”). Since 1996, we have issued a total of US$ 1,750 million in Yankee Bonds.

The following table lists the Yankee Bonds issued by us outstanding as of December 31, 2017. The weighted average annual coupon interest rate for such bonds is 4.0%, without giving effect to each bond’s duration, or put options.

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

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Issued	Outstanding
			(%)	(in billions of CP$)	(in billions of CP$)	(in millions of US$)(1)
Emgesa	10 years	January 2021	10.17	737	737	247

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2017, which was CP$ 2,984 per US$ 1.00

We, as well as our subsidiaries in the countries in which we operate, have access to the domestic capital markets where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by us outstanding as of December 31, 2017.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Issued	Outstanding
			( %)	(in millions of UF)	(in millions of UF)	(in millions of US$)
Enel Américas Series B2	21 years	June 2022	5.75	2.5	0.7	32

For a full description of local bonds issued by us, see “Secured and unsecured liabilities by company” in Note 19 of the Notes to our consolidated financial statements.

The following table lists local bonds issued by our foreign subsidiaries, outstanding as of December 31, 2017. We present aggregate information for each company. The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company.

Issuer	Maturity	Coupon(1)	Aggregate Principal Amount Outstanding
		(%)	(in millions of US$)
Enel Distribución Río	July 2019	16.47	112
Codensa	November 2025	11.26	280
Enel Distribución Ceará	December 2024	17.35	120
Enel Generación Perú	January 2028	6.43	33
Enel Distribución Perú	November 2038	6.39	233
Emgesa	May 2030	11.21	619
Total			1,396

(1)	Many of the coupon rates are variable rates based on local indices, such as inflation. The table reflects the coupon rate taking into account each local index as of December 31, 2017.

We frequently participate in the international commercial bank markets through syndicated senior unsecured loans, including both fixed term and revolving credit facilities. We also borrow from banks in Chile under fully committed facilities under which a potential “Material Adverse Effect” (“MAE”) would not be an impediment to this source of liquidity. In 2016, we entered into 3-year bilateral revolving loans for an aggregate amount of UF 2.8 million (US$ 124 million as of December 31, 2017) as shown below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF$)	(in millions of UF$)
Enel Américas	Bilateral revolving loan	March 2019	2.8	—

Our subsidiaries also have access to fully committed credit lines in the local markets, as detailed below.

Borrower	Type	Last Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Enel Distribución Río	Bilateral revolving loan	June 2018	30	—
Enel Generación Perú	Bilateral revolving loan	September 2019	31	—
Enel Distribución Perú	Bilateral revolving loan	September 2019	69	—
Enel Brasil	Bilateral revolving loan	April 2018	15	—
Total			146	—

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to US$ 270 million in the aggregate as of December 31, 2017.

We also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for US$ 2 million in the aggregate, none of which are currently drawn. Unlike the committed lines described above, which are not subject to MAE conditions precedent prior to disbursements, these facilities are subject to greater risk of not being disbursed in the event of a MAE, and therefore could limit our liquidity under such circumstances. Our subsidiaries also have access to uncommitted local bank facilities, for a total amount of US$ 359 million, which were completely undrawn as of December 31, 2017.

We may also access the Chilean commercial paper market under programs that have been registered with the Chilean CMF for a maximum of US$ 200 million. In addition, we have a local bond program registered with the CMF for UF 12.5 million (US$ 545 million as of December 31, 2017), which has not been drawn upon yet. Finally, our foreign subsidiaries also have access to other types of financing, including governmental facilities, supplier credit and leasing, among others.

On January 22, 2018, we filed a new indenture (“línea de bonos”) with the local Chilean CMF. It will allow us to issue local bonds for a total amount of UF$ 15 million (US$ 654 million), for a tenor up to 30 years commencing from the indenture’s inscription date.

On February 14, 2018, we entered into a senior unsecured revolving credit agreement (the “Credit Agreement”) with BNP Paribas, Citibank, N.A., Credit Agricole Corporate and Investment Bank, JP Morgan Chase Bank and Sumitomo Mitsui Banking Corporation. The Credit Agreement provides for a 36-month facility, for a total of US$ 500 million. The Credit Agreement is governed by the laws of the state of New York. On April 17, 2018, we enlarged the credit facility to US$ 800 million.

Except for our SEC-registered Yankee Bonds, which are not subject to financial covenants, our outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2017, the most restrictive financial covenant affecting us was the ratio of Unsecured Assets to Unsecured Total Liabilities, as defined contractually, corresponding to the Series B2 local bonds due June 2022. Under such covenant, the maximum additional debt that could be incurred without a breach is US$ 1,613 million. As of December 31, 2017 and as of the date of this Report, we and our subsidiaries are in compliance with the financial covenants contained in our debt instruments.

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

Our subsidiaries have access to existing credit lines sufficient to satisfy all of their present working capital needs. However, during 2015 and part of 2016, access to the capital markets on the part of our Brazilian subsidiaries was very limited due to the financial situation prevailing in Brazil.  In 2016 and 2017, our Brazilian subsidiaries accessed the financial markets through several financing transactions successfully undertaken. In particular, they accessed the debt capital market and entered into bilateral loans at competitive market rates.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are potentially subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. Legal counsel in the countries where our subsidiaries and affiliates operate have informed us of the current legal restrictions regarding the payment of dividends or distributions to us in the jurisdictions where such subsidiaries or affiliates are incorporated. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. Certain credit facilities and investment agreements of our subsidiaries or affiliates restrict the payment of dividends or distributions in certain special circumstances. For instance, one of Enel Generación Chile’s UF-denominated Chilean bonds due October 2028 restricts the amount of intercompany loans that Enel Generación Chile and its consolidated subsidiaries are allowed to lend to us. The threshold for such aggregate restriction of intercompany loans is US$ 100 million. For a description of liquidity risks resulting from our company status, please see “Item 3. Key Information — D. Risk Factors —We depend on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.”

Our estimated capital expenditures for 2018 through 2020 amount to US$ 5,233 million, of which US$ 2,079 million are considered non-discretionary investments. Maintenance capital expenditures is considered non-discretionary because it is necessary to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects under execution as non-discretionary expenditures. We consider the remaining US$ 3,154 Million as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

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

Our subsidiaries are engaged in the generation, transmission and distribution of electricity in Argentina, Brazil, Colombia and Peru.  Our businesses are subject to a range of conditions that may result in significant variability in our earnings and cash flows from year to year.  We seek to establish a conservative and well-balanced commercial policy on a country-by-country basis, which aims at controlling relevant variables, reducing risks and providing stability to our results of operations.

Our net income is the result of operating income from our subsidiaries, and non-operating income, which consists primarily of income arising from associate companies accounted for using the equity method, foreign currency exchange rate effects, interest expenses and tax expenses.

Generation

Our operating income is impacted by the combined effect of several factors, including our contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and electricity prices prevailing in the spot market, among others.  The combined effect of many of these factors impact our operating income.

Sales prices and energy costs in each market where we operate are among the main drivers of our results of operations.  The quantity of electricity sold has been generally stable over time, with increases reflecting economic and demographic growth.  Our profits from contracted sales are driven by the ability to generate or buy electricity at a cost lower than the contracted sale price.  However, the applicable price for electricity sales and purchases in the spot market is much harder to predict because the spot generation price is influenced by many factors, which can differ in each of the countries where we operate.  Abundant hydrological conditions generally lower spot prices, while dry conditions increase them, although this effect on prices may be mitigated with the incorporation of NCRE in each of the countries where we operate.

Our operating income might not be impacted adversely even when we are required to buy electricity at high prices in the spot market if our commercial policy is appropriately managed.  We mitigate our exposure to the volatility of the spot market by contracting a significant portion of our expected electricity generation through long term electricity supply contracts.  The optimal level of electricity supply commitments protects us against low marginal cost conditions, such as those existing during the rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices during dry years.  In order to determine the optimal mix of long term contracts and sales in the spot market, we (i) project our aggregated generation taking into consideration our generation mix, the incorporation of new projects under construction and various hydrological scenarios, (ii) create demand estimates using standard economic theory, and (iii) forecast the system’s marginal cost using proprietary stochastic models.  This commercial policy is not applicable in Argentina, where contracted sales are immaterial and our margin is strongly dependent on the regulatory framework, which has been heavily controlled and regulated by the government, as explained further below.

International prices for commodities such as fuel oil, coal and LNG also have an impact on electricity spot prices.  Fuel prices affect our results since commodity prices directly affect generation costs of our thermal power plants, mainly in Peru where our capacity is approximately 61% thermal, as opposed to Colombia and Brazil, where most of our capacity is hydroelectric.  Commodity prices, mainly fuel oil, significantly decreased from 2014 to their lowest level in the first quarter of 2016.  Since then, fuel prices have increased and the trend is expected to continue in 2018.  Therefore, our costs might also increase, especially for our Peruvian power plants.  Our costs also depend on factors such as spot prices, generation mix, including NCRE generation, hydrology and our contractual surpluses/deficits.  To mitigate the risk of increasing fuel costs, we manage the respective commodity price risk using derivative contracts, mainly in Colombia, and we have entered into supply contracts to cover part of the fuel needed to operate our thermal generation units, which use natural gas among other types of fuel.  This allows us to use other fuels if the price of LNG is too high, if there is a shortage of supply, or if LNG is unavailable, as has been the case in Peru.  In 2019, some LNG supply contracts of our subsidiaries in Peru will expire so we are negotiating renewals with our suppliers; however, the outcome of those negotiations is uncertain.  In addition, due to the material delay in the schedule of the gas pipeline to be constructed southern Peru (called “Gasoducto Sur Peruano”), which was postponed to at least 2023, it is expected that thermal power plants located in that zone of the country will start generating using diesel fuel instead of LNG, which may lead to higher energy prices in the whole system.  This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have greater environmental impacts.

This general framework applies to most countries where we operate, with some country‑specific considerations.  In Argentina, the electricity market is highly regulated and electricity prices are determined by CAMMESA.  However, this scheme is changing and under the government which took office in December 2015, established a new remuneration scheme for generators based on average costs for generation companies, establishing payments for fixed and variable costs depending on the technology, the power plant size  and the type of fuel, if any.  Approximately 63% of Argentina’s installed capacity and 71% of our own installed capacity there is thermal and CAMMESA is also the sole fuel supplier for thermal generation operations.  Other market agents are not allowed to trade fuel and, as a result, fuel and commodity prices do not have a direct impact on our operations since we receive the needed fuel directly from CAMMESA without any impact in our costs.  The Argentine government recently announced that the liberalization of the electricity industry, including the fuel market, will be carried out in 2018‑2019.  Afterwards, we expect that the remuneration scheme for generators will also be liberalized, returning to the marginal price system in place in 2001.

In Brazil, Fortaleza has a contract with Petrobras, under which the gas supply was guaranteed until 2023 at a contractually defined price. However, in September 2017, after 15 years of continuous supply, Petrobras notified Fortaleza of its intention to end the contract, claiming a price imbalance compared to prevailing market conditions.  After some legal actions, in February 2018, Petrobras suspended the gas supply and Fortaleza ceased operations in March 2018 and as of the date of this Report remains out of service.  In addition, Fortaleza has a power purchase agreement with Enel Distribución Ceará for all of its operations until 2023, when Fortaleza’s concession will end.  To avoid a breach of that contract, Fortaleza will be forced to buy the required electriciy in the spot market.  We expect a per diem operating income reduction of approximately US$ 200,000 while this situation continues, based upon current conditions.  This situation will negatively affect our 2018 results depending on the number of days Fortaleza is forced to remain shut down.  Our subsidiaries together with the Brazilian government and ANEEL continue analyzing a long-term solution.

In Colombia, 69% of the country’s capacity and more than 87% of our own installed capacity is hydroelectric and market prices are even more significantly affected by hydrological conditions, which are very hard to predict.  Therefore, electricity prices are highly volatile and, for example, could be affected by the expectation of El Niño’s arrival (dry context), which could raise prices suddenly.  To mitigate the risk associated with the volatility of energy prices in the spot market, Emgesa has entered into the energy derivatives market: however, the Colombian energy derivatives market is not yet a liquid market.

In Peru, contracts with regulated customers are obtained through tenders and unregulated customers through free negotiations.  We have supply contracts, for periods between 3 to 12 years depending on the type of customer.  During 2017, the proportion of unregulated sales has increased in relation to contracted sales with regulated customers (distributors).  This allows us to negotiate competitive prices and maintain our market share.  Currently, customers with an energy demand higher than 200 kW (and with a maximum of 2,500 MW) can choose between being regulated or unregulated customers, by informing their current supplier at least one year in advance.  Many customers have migrated to be unregulated customers mainly as a consequence of the current lower energy prices prevailing in the Peruvian market, which in turn is due to the oversupply of energy.  In order to avoid higher over-contracting of distributors, the Peruvian regulator is working on a proposal to increase to 1 MW the limit of energy demand above which customers may choose, until December 2019.  The measures seek a more predictable demand from distributors, and therefore of prices, by reducing movements between regulated and unregulated customers, especially when prices are expected to increase from 2021 due to the elimination of an oversupply.  We expect a negative effect in our Peruvian generation companies based on these measures, since they will reduce the possibilities to negotiate with new unregulated customers.

We expect reasonably good operating performance during the coming years given the favorable macroeconomic perspective in Argentina, Brazil, Colombia and Peru, which represented 12%, 25%, 46% and 18%, respectively, of our operating income as of December 31, 2017.  The expected gross domestic product (GDP) growth in 2018 of Argentina, Brazil, Colombia and Peru are 2.7%, 2.7%, 2.6% and 3.6%, respectively.  These percentages are based on Latin American Consensus Forecasts published by Consensus Economic Inc. on March 19, 2018.  The annual electricity demand growth in 2018 of Argentina, Brazil, Colombia and Peru are expected to be 2.3%, 1.5%, 1.5% and 5.1%, respectively.

During the last few years, NCRE generation has shown a solid growth trend, even faster than expected, mainly as a consequence of the declining amount of capital required by wind and solar technologies in recent years, and has become competitive even without tax subsidies.  This growth trend is boosted by several governmental initiatives.  For example, Argentina is drawing the most investor interest in the region, as the country needs to build around 10 GW of renewable capacity to comply with its self-imposed goal of 20% minimum energy generation from renewable sources by 2025.  New investments are being developed through auction processes. We expect more competition from international counterparts in the next auction.  Enel Green Power Argentina, our associate, was awarded its first project in the previous round (Pampa Wind of 100 MW). Nevertheless, it is expected that the growth of renewables will exceed the government target considering the current high prices for industrial consumers of around US$ 75 per MWh.  In Colombia, according to the government decree published this year, the first public tender with long-term power purchase agreement based on NCRE will take place before August 2018.  In Brazil, the plan to achieve the CO2 emissions reduction goal by 2030 includes increasing NCRE generation to 23% of electricity demand by 2030.  In addition, as a result of improving macroeconomic conditions and growing energy demand in Brazil, the government expects to organize NCRE auctions with commercial operation dates in 2022-2024.  In Peru, in order to meet a target for 5% of the country’s total power consumption to be generated from renewable energy sources, the renewable public tenders are organized every 2-3 years.  Additionally, in many South American countries regulations are enabling generators to sign bilateral power purchase agreements with large customers, some of them are already in place (e.g. in Brazil) or in advanced stages (e.g. in Argentina). Consequently, in the future, we believe NCRE capacity will continue growing in the countries in which we operate.  However, most of the NCRE projects promoted by Enel, our controlling shareholder, are being developed by Enel Green Power S.p.A., in which we have no equity interest, and its subsidiaries in the four countries where we operate.

There is also a trend to favor smaller projects, and although they are becoming more profitable, they have not yet reached economies of scale.  These projects face less environmental restrictions and opposition.  They have shorter construction periods, and therefore lower financing risks, and are more flexible when it comes to addressing changes in demand and customers’ needs.   Over the last couple of years, the cost of NCRE has decreased as a result of technological improvements, enabling smaller projects to become profitable and less contentious than conventional energy.  The continuous addition of NCRE power plants to the grid will require further market flexibility and focus on operational efficiency to combine the different technologies while maintaining security  and attempting to maintain the continuity of the system, which is typically an NCRE weakness.  Wind and solar sources, the ones most widely used, have higher intermittency than other non-NCRE facilities since they can only generate electricity when the wind blows or the sun shines.  In addition, customers are also expected to be able to generate their own energy based on NCRE higher availability.  This will lead to greater commercialization of surpluses in the systems, and therefore will require the grid operators, and distribution companies to address these changes and adapt to these upcoming events as well as to the upcoming storage of energy, which development will lead to a new growth momentum. Battery energy solutions will likely play a key role in the next decade, providing a crucial solution for frequency control and grid stability in the context of wind and solar penetration.

Distribution

We anticipate that our distribution companies will maintain their profitability during the periods between periodic tariff setting processes, according to the price cap tariff model, due to growth and economies of scale.  After tariffs have been set, the companies have the opportunity to increase their efficiency, and obtain extra profits associated with such efficiencies, during the period subsequent to each new tariff setting.

In Argentina, the government has been gradually implementing reforms to the current regulatory framework, increasing regulated tariff rates that are expected to have a positive effect on our Argentine results.  Until last year, the Argentine government had avoided increasing electricity tariffs for end customers and seasonal prices had been maintained substantially fixed in Argentine pesos.  However, during 2017, ENRE published several resolutions which updated the distribution tariff.  Further changes and mainly the elimination of current subsidies to the distribution tariff are expected with the removal of all subsidies during 2018.

We expect organic growth expansion in the distribution business.  We are continuously seeking investments, especially in new technologies to automate our networks to achieve operational and economic efficiencies.  We installed 42,485 smart meters in our concession area in Colombia and 5,000 in Argentina (as part of a pilot plan).  This will allow bi-directional communication, digitized and interconnected networks, and enable our consumers to improve their energy efficiency.  We expect to continue investing in this technology since it will allow us to reduce costs mainly in reading, cutting and reconnection processes, as well as making some technical processes of preventive and corrective maintenance more efficient.  We have also better identified the marketing of our distribution by targeting governmental entities, residential customers, industries and urban transportation.  In the upcoming years, we expect to offer more turnkey projects for municipalities and various public and governmental entities, new technologies to homes such as air conditioning services, efficient solutions for water heating, photovoltaic systems, led lighting, projects related to energy efficiency, distributed generation, electrical projects, and to promote the development of urban and intercity electric mobility, charging infrastructure, and new technologies as well as to promote electric public transportation offering integral solutions for transportation companies.

Inorganic Growth

The Brazilian government has been working on a national privatization plan for several utilities companies, wich may include Centrais Elétricas Brasileiras S.A., commonly known as “Eletrobras,” with energy sales during 2017 amounting to 162 TWh in its generation busines and 16 TWh in its distribution business.  As part of this programm, we bought Enel Distribución Goias in February 2017 and Volta Grande in November 2017, which we expect will be accretive in the following years.  For further details regarding these acquisitions, please refer to “Item 4. Information on the Company ― History and Development of the Company.”

E.	Off-balance Sheet Arrangements.

We are not a party to any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The table below sets forth our cash payment obligations as of December 31, 2017:

	Payments due by Period
US$ Million	Total	2018	2019-2020	2021-2022	After 2022
Purchase obligations(1)	85,717	3,301	8,403	9,242	64,771
Local bonds(2)	2,302	221	684	567	830
Interest expense(3)	1,470	363	508	270	328
Bank debt	1,490	320	946	203	21
Pension and post-retirement obligations(4)	1,741	283	149	127	1,182
Yankee bonds	848	—	—	247	601
Financial leases	110	27	69	14	—
Other debt(5)	244	40	70	80	54
Total contractual obligations	93,922	4,555	10,829	10,750	67,787

(1)

Includes generation and distribution business purchase obligations, which are comprised mainly of energy purchases, operating and maintenance contracts, and other services. Of the total contractual obligations of US$ 85,717 million, 95.9% corresponds to energy purchased for distribution, 2.6% corresponds primarily to fuel supply, maintenance of medium and low voltage lines, supplies of cable and utility poles, and energy purchased for generation. The remaining 1.5% corresponds to miscellaneous services, such as LNG regasification, fuel transport and coal handling.

(2)Net value, hedging instruments might substantially modify the outstanding amount of debt.

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

(5)Other debt includes governmental loan facilities, supplier credits and short-term commercial paper among others.

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

The members of our Board of Directors as of December 31, 2017 is as follows:

Directors	Position (1)	Current Position Held Since
Borja Acha B.	Chairman	2015
Domingo Cruzat A.	Director	2016
Livio Gallo	Director	2016
Patricio Gómez S.	Director	2016
Hernán Somerville S.	Director	2013
José Antonio Vargas L.	Director	2016
Enrico Viale	Director	2016

(1) The elimination of the Vice Chairman position was approved at the ESM held on April 27, 2017.

Set forth below are brief biographical descriptions of the members of our Board of Directors, of whom four reside outside Chile and three reside in Chile, as of December 31, 2017.

Borja Acha B.

Chairman of the Board of Directors

Mr. Acha also serves as Secretary General, Secretary of the Board of Directors and Director of Legal Affairs and Corporate Matters of Endesa, S.A. in Spain.  In 2012-2015, he was the Secretary and General Counsel of Enel SpA, and in 1998-2013 the General Counsel of Endesa, S.A.  Between 1991‑1998, he held several prominent public service positions, including Director of the Legal Department of SEPI, a Spanish governmental organization which promoted privatizations of state-owned public sector companies and top executive and legal positions in the State Industrial Agency, in the Spanish Revenue Service, and in the State Legal Service of the High Court of Madrid.  He was also a professor of commercial law at Universidad Carlos III in Madrid in 1991-1995.  Mr. Acha holds a degree in law from the Universidad Complutense de Madrid (Madrid, Spain).

Domingo Cruzat A.

Director and Member of the Directors’ Committee

Mr. Cruzat serves as director of Conpax, a construction company, Coprefrut, a fruit cooperative, Empresa de Servicios Sanitarios de Los Lagos, a water utility, and Corporación Esperanza, a drug rehabilitation center.  He is also a professor at the ESE Business School at the Universidad de Los Andes (Santiago, Chile).  Mr. Cruzat was director of Tech Pack S.A., a producer of flexible packaging, Viña San Pedro Tarapacá, a winery, Compañia Sud Americana de Vapores, a shipping company, Solfrut, a fruit company, Alto Inmobiliaria Plaza Santo Domingo, a real estate company, and Principal Financial Group.  He also served as Chairman of the Public Companies System, CEO of Watt’s Alimentos, a food company, and Bellsouth Comunicaciones S.A., a telecommunications company.  Mr. Cruzat holds a civil engineering degree from Universidad de Chile and a M.B.A. from the Wharton School (Philadelphia, U.S.A.).

Livio Gallo

Director

Mr. Gallo, Head of Enel Infrastructure and Global Networks since 2014, is also the Chairman of Directors of Enel Sole S.r.L., a public lighting company, and Director of Endesa, S.A. and CESI S.p.A., a power industry technical services company.  Mr. Gallo is Vice Chairman of European Operators of Distribution Networks for Smart Grids Association and member of the Executive Committee of the Italian Electrotechnical Committee since 2006.  In 2005-2014, he was Head of Enel’s Italian Infrastructure and Networks Division and CEO of Enel Distribuzione.  In 2005-2013, he was Chairman of Enel Rete Gas, a gas distributor and in 2005-2011, CEO of Deval S.p.A., an electricity distributor.  In 2002-2004, Mr. Gallo headed Enel Distribuzione’s Commercial Department.  Mr. Livio joined Enel in 1999 and headed the Sales Department for Eurogen, Elettrogen e Interpower, a generation company.  Mr. Livio holds a degree in electronic engineering from the Politecnico di Milano (Milan, Italy).

Patricio Gómez-Sabaini C.

Director and Member of the Directors’ Committee

Mr. Gómez-Sabaini is an Executive Director and Partner of Sur Capital Partners, a private investment firm, since 2005.  He has been a board member of BO Packaging, a packaging company with services in Chile and Peru, since 2013, El Tejar Ltda., an agricultural company, with businesses in Brazil and Bolivia, since 2007 and Nortel, a telecommunications company since 2016.  He was a board member of Integramédica, a Chilean medical center, in 2001-2010, and TIBA, a satellite service provider for the cable industry in Latin America, in 2000-2012. In 1999-2004, Mr. Gómez-Sabaini served as Latin America’s Managing Director of General Electric Capital – GE Equity, an investment fund.  Mr. Gómez-Sabaini holds a degree in business administration from George Mason University (Fairfax, U.S.A) and an MBA from George Washington University (Washington, D.C., U.S.A).

Hernán Somerville S.

Director, Chairman and Financial Expert of the Directors’ Committee

Mr. Somerville has been Managing Director and Partner of Fintec, a Chilean investment advisory and management company, since 1989.  In 1992-2010, Mr. Somerville served as the Chairman of the Association of Banks and Financial Institutions.  In 2000-2010, he was a member of the Asia-Pacific Economic Cooperation Forum (APEC) and the Chairman of the Chile Pacific Foundation, a foundation that strengthens Pacific country integration.  He was Chairman of the Latin American Federation of Banks in 1994-1996.  In 1983-1988, he was a Central Bank director and Chief Debt Negotiator for public and private commercial bank debt.  Mr. Somerville was Chairman of the Confederation of Production & Commerce, Transbank S.A., which manages credit and debit cards, and board member of INACAP, a higher education institution. Mr. Somerville holds a law degree from the Universidad de Chile and Masters’ degrees from both Yale University (New Haven, U.S.A) and New York University Law School (New York City, U.S.A).

José Antonio Vargas L.

Director

Mr. Vargas, Chairman of Codensa and Emgesa, our Colombian subsidiaries, since 2006, has over 20 years of experience in the Colombian energy sector, especially in the gas, coal and electricity industries.  In 1999-2006, he was the CEO of Empresa de Energía de Bogotá, an energy transmission company.  Before that, he held several public service positions including Chairman of the Regional Energy Integration Commission, Chairman for Latin America and Caribbean Countries of the World Energy Council, Minister Secretary General of the Colombian government, Colombian Ambassador to the European Union, the Kingdom of Belgium and the Grand Duchy of Luxembourg, and Colombian Trade Representative in Mediterranean Europe.  Mr. Vargas holds a law degree from Colegio Mayor de Nuestra Señora del Rosario (Bogotá, Colombia), with a special focus on private and public administration.

Enrico Viale

Director

Mr. Viale was Chairman of the Board of Enel Generación Chile until April 2016.  In 2008-2014, he served as Chief Operating Officer of Enel, managing Enel’s interest in OGK-5 and Rusenergosbyt and supporting Sever Energia’s upstream gas operations, before becoming Country Manager and CEO of Enel Russia.  Mr. Viale joined Enel in 2003 as Country Manager for Southeastern Europe and held several positions for Enel, such as CEO of Enel Maritza East 3.  Before joining Enel, he was Vice Chairman of ABB, a global technology company. He was also CFO of Ansaldo Energía, an Italian generation power plant provider, among other finance positions.  Mr. Viale holds a civil engineering degree with a specialization in hydraulic engineering from the Polytechnic University of Turin (Turin, Italy) and an MBA from the University of Santa Clara (Santa Clara, U.S.A).

Executive Officers

Set forth below are our Executive Officers as of December 31, 2017.

The business address of our Executive Officers is c/o Enel Américas S.A., Santa Rosa 76, Santiago, Chile.

Executive Officers	Position	Current Position Held Since
Luca D’Agnese	Chief Executive Officer	2015
Antonio Barreda T.(1)	Procurement Officer	2015
Emanuele Brandolini	Planning and Control Officer	2017
Raffaele Cutrignelli	Internal Audit Officer	2016
Javier Galán A.(2)	Chief Financial Officer	2014
Francesco Giorgianni (3)	Institutional Affairs Officer	2014
José Miranda M.	Communications Officer	2014
Alain Rosolino(4)	Human Resources Officer	2016
Domingo Valdés P.	General Counsel	1999

(1)	Mr. Barreda resigned as Procurement Officer in October 2017.
(2)	Mr. Paolo Pallotti replaced Mr. Galán as Chief Financial Officer in February 2018.
(3)	Mr. Giorgianni served as Institutional Affairs Officer until July 2017.
(4)	Ms. Liliana Schnaidt replaced Mr. Rosolino as Human Resources Officer in February 2018.

Messrs. Rosolino, Miranda and Valdés are or have been Executive Officers of Enel Américas but have been paid exclusively by Enel Chile S.A. They provide services to the Company under an intercompany contract.

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile.

Luca D’Agnese served as Director of the Eastern European Division and Chairman of the Board of Directors and CEO of Slovenské Elektrárne, an Enel subsidiary in the Slovak Republic.  Mr. D’Agnese joined Enel in 2011 as Romania Country Manager.  In 2007-2010, he was CEO of Energy Capital, an Italian investment company specialized in NCRE.  In 2006, he served as Head of Operations at Terna, an Italian electricity transmission grid operator, which absorbed Gestore della Rete di Transmissione Nazionale (GRTN), an Italian transmission company, for which Mr. D’Agnese served as CEO in 2003-2005.  Mr. D’Agnese holds a physics degree from the Scuola Normale Superiore di Pisa (Pisa, Italy) and an MBA from INSEAD business school (Fontainebleau, France).

Antonio Barreda T. served as Enel Chile’s Procurement Officer in 2016-2017 and as Deputy Director of Works and Services Latam in 2008‑2014.  In 2001-2008, he was Deputy Director of both Supplier Business Relations and Corporate Service Purchases at Enel Américas.  In 2000-2001, Mr. Barreda served as Contracts Manager for CAM, a former subsidiary of Enel Américas.  Mr. Barreda holds a degree in electrical engineering from Universidad de Santiago and a MBA from Pontificia Universidad Católica de Chile.

Emanuele Brandolini served as Head of Planning and Control at Enel Green Power in 2015-2016, Head of Planning and Control at Enel Distribuzione in 2013-2014, Head of Investments Control and Valuation of M&A Initiatives at Enel SpA in 2010-2013 and Head of International Business Initiatives Valuation at Enel International in 2006-2010.  Before joining Enel SpA in 2006, he was responsible for economic and financial analyses for the Refining Business Division at ERG Petroli S.p.a., an Italian oil products provider and a consultant at Accenture S.p.A.  Mr. Brandolini holds a degree in industrial engineering from the Università degli Studi Tor Vergata (Rome, Italy) and an MBA from SDA Bocconi School of Management (Milan, Italy).

Raffaele Cutrignelli has served as Enel Chile’s Internal Audit Officer since October 2016.  In 2015‑2016, Mr. Cutrignelli served as Audit Officer for Codensa and Emgesa, Enel Américas’ subsidiaries in Colombia.  In 2013‑2015, Mr. Cutrignelli served as Head of Latin America Audit for Enel Green Power in Brazil, and in 2011‑2012, in a comparable position for Enel Green Power in the United States.  In 2008‑2010, Mr. Cutrignelli was the Internal Audit Manager at Enel OGK-5 in Moscow, Russia.  Mr. Cutrignelli holds a degree in international business from Nottingham Trent University (Nottingham, U.K.), and a Master’s degree in audit and internal controls from Universitá di Pisa (Pisa, Italia).

Javier Galán A. our former CFO, served as CFO of an Enel division in Italy, in 2013-2014.  In 2006-2013, he was Head of Finance of Endesa Spain.  In 1993, Mr. Galán became CFO of Endesa Desarrollo, where he initiated the expansion of Endesa Spain into Latin America.  He held executive positions in Finance, Planning and Control, Strategy, and M&A, and served on several Boards of Directors.  Before joining Endesa Spain as International Operations Officer in 1992, Mr. Galán worked in the Corporate Finance Department of Chase Manhattan Bank in London and in Madrid, and as Treasurer of Red Eléctrica de España S.A., the operator of the Spanish electricity system. Mr. Galán holds an economics degree from Universidad Complutense de Madrid (Madrid, Spain), an MBA from the Instituto de Empresas de Madrid (Madrid, Spain) and a degree from the IESE Business School (Madrid, Spain).

Francesco Giorgianni was Institutional Affairs Officer of Enel Américas from 2014 to 2017 and for Enel since 2011.  In 2007-2011, he served as Head of Enel’s European and Italian Institutional Affairs in Rome.  In 2004-2007, he was Head of European Institutional Affairs representing Enel in Brussels.  In 2000-2004, he was Head of Regulatory and Antitrust Policies at Enel.  Mr. Giorgianni holds a degree in law from the Università di Roma La Sapienza (Rome, Italy), a Master’s degree in public administration from the Scuola Nazionale dell’Amministrazione (Rome, Italy), and a graduate degree from the London Business School (London, England).  Mr. Giorgianni is a member of the Bar Association in Rome.

José Miranda M. has served as Communications Officer of Enel Chile since February 2016.  Before joining the company, Mr. Miranda worked for 11 years at Televisión Nacional de Chile (TVN), a state-owned Chilean TV channel, as producer of many shows covering national and international events.  In 2011‑2014, Mr. Miranda was General Producer of the Entertainment Area, and Executive Producer in charge of International and National Business Content.  In 2008‑2010, he worked as General Producer of the Chilean news channel “Canal 24 Horas,” another TVN channel.  Mr. Miranda is an audiovisual communicator with a degree from DUOC UC (Santiago, Chile) and a graduate degree in management from Universidad de Chile (Santiago, Chile).

Paolo Pallotti our CFO since February 2018, was CFO Italy with responsibility for all Enel businesses in that country, from 2014 to 2018. In 2012 he was CFO of the Infrastructure & Networks division of Enel.  In late 2009, he became Head of Strategic Planning and M&A at the Group level.  Prior to that, Mr. Pallotti played a senior role in the M&A team that executed the public tender offer of Endesa, S.A. (Spain) in 2007 and a senior role in Enel’s Spanish-Latam Division. He was a director of Enel Energia S.p.A. in 2015‑18 and Enel Italia S.r.L in 2017‑18. He had been Chairman of the Board of Enel Produzione S.p.A., Chairman of Maritza East III Power Holding BV and Enel ESN Energo BV, director of Viesgo Group and on the Supervisory Board of Slovenske Elektrarne. In 2009‑13,

he taught Business Strategy, Economics and Management at LUISS University, and in their Energy Management Master’s Business School Program in 2009‑10.  Mr. Pallotti holds a degree in electronic engineering from the Università degli Studi di Ancona.

Alain Rosolino was our and Enel Américas’ Human Resource Officer between October 2016 and January, 2018. Prior this role, he served as our Internal Audit Officer beginning in February 2016 and was also the Internal Audit Officer of Enel Américas beginning in December 2012.  He joined Enel in 2003, and has held several positions in the audit area at Enel, Enel Romania, Enel Green Power, Enel Latin America, and from 2011 to 2012, at Enel EGP IBAL (Iberian Peninsula and Latin America).   Mr. Rosolino holds a degree in business administration from Libera Università Internazionale degli Studi Sociali Guido Carli (Rome, Italy).

Domingo Valdés P. has also been General Counsel of Enel Chile since March 2016.  Mr. Valdés is Secretary of the Enel Chile and Enel Américas Boards of Directors and is a Professor of Economic and Antitrust Law at Universidad de Chile.  He joined Enel Distribución Chile in 1993 and Enel Américas in 1997.  Mr. Valdés held intern positions in the New York City law firms of Milbank, Tweed, Hadley & McCloy LLP and Chadbourne & Parke LLP.  Before joining Enel Distribución Chile, Mr. Valdés was a lawyer for the Corporate Department of Chase Manhattan Bank, N.A. (Chile) and an associate at Carey & Cía., a Santiago based law firm.  Mr. Valdés holds a law degree from Universidad de Chile and a Masters’ in law degree from the University of Chicago (Chicago, U.S.A).

To the best of our knowledge there is not any relationship between any of the persons named above.

B.	Compensation.

At the OSM held on April 27, 2017 our shareholders approved the current compensation policy for our Board of Directors.  Directors are paid an annual variable fee equivalent to 0.1% of our net earnings for the current year based on the consolidated financial statements.  Directors are also paid a monthly fee, in advance, depending on their attendance to Board meetings and their participation as Director of any of our subsidiaries.  Director compensation consists of a monthly fixed compensation of UF 180 per month and an additional fee of UF 66 per meeting, up to a maximum of 15 meetings in total, including ordinary and extraordinary meetings, within the corresponding fiscal year. The monthly fees (fixed and variable) are considered as advances on the annual variable fee and creditable against that amount.  In the case of the annual variable fee, the amounts received as advances must be deducted from the total, without requesting reimbursement if the variable remuneration is lower than the total amount of the advances.Once our net earnings are approved at the OSM of the following year, the difference between the accrued annual variable fee and the total fees paid in advance will be paid to directors, but only if the resulting amount is positive.  The Chairman of the Board is entitled to double the compensation compared to other directors under this policy.

The members of our Directors’ Committee are paid a variable annual fee, equivalent to a percentage 0.11765 per thousand of our net earnings of the current year and a monthly fixed compensation of UF 60 per month and an additional fee of UF 22 per meeting, up to a maximum of 15 meetings in total, including ordinary and extraordinary meetings, within the corresponding fiscal year.  The monthly fees (fixed and variable) are considered as advances on the annual variable fee.  In the case of the annual variable fee, the amounts received as advances must be deducted from the total, without requesting reimbursement if the variable remuneration is lower than the total amount of the advances.  Once our net earnings are approved at the OSM of the following year, the difference between the accrued annual variable fee and the total fees paid in advance will be paid to directors, but only if the resulting amount is positive.

  If a director serves on one or more Boards of Directors of the subsidiaries and/or associate companies or serves as director of other companies or corporations in which the economic group holds an interest directly or indirectly the director can only receive compensation in one of these Boards of Directors.  Executive Officers of our Company and/or of our subsidiaries or associate companies will not receive compensation in the case that they serve as director of any subsidiary, associate company or are affiliated in any way to our Company.

In 2017, the total compensation paid to each of our directors, including fees for attending Directors’ Committee meetings was as follows:

	Year ended December 31, 2017
Director	Fixed Compensation	Variable Compensation(1)	Directors’ Committee	Total
	(in Th US$)
Borja Acha B(2)	—	—	—	—
José Antonio Vargas L(2)	—	—	—	—
Domingo Cruzat A.	131	—	43	173
Livio Gallo(2)	—	—	—	—
Patricio Gómez S.	133	—	44	177
Hernán Somerville S.	133	—	44	177
Enrico Viale(2)	—	—	—	—
Total	397	—	130	527

(1)	Includes any positive balance to be used against the annual variable fee paid in advance. In 2017, the balance was negative and there was no additional variable compensation.
(2)	Messrs. Acha, Gallo and Viale waived their compensation for their positions as Director.

We do not disclose, to our shareholders or otherwise, any information about an individual Executive Officer’s compensation. For the year ended December 31, 2017, the aggregate gross compensation, paid or accrued, for all our Executive Officers, attributable to fiscal year 2017, was US$ 4 million in fixed compensation paid by the Company.  Executive Officers are eligible for variable compensation under a bonus plan.  The annual bonus plan is paid to our Executive Officers for achieving company-wide objectives and for their individual contribution to our results and objectives.  The annual bonus plan provides for a range of bonus amounts according to seniority level and consists of a certain multiple of gross monthly salaries. For expatriate Executive Officers, no variable compensation was paid by us since they receive their variable bonus from their home country in 2017. For the non-expatriate Executive Officers, they have been paid exclusively by Enel Chile and they provide services to the Company under an intercompany agreement. Therefore, their variable bonus was paid by Enel Chile in 2017.

We entered into severance indemnity agreements with all of our Executive Officers, pursuant to which we will pay a severance indemnity in the event of voluntary resignation or termination by mutual agreement among the parties.  The severance indemnity does not apply if the termination is due to willful misconduct, prohibited negotiations, unjustified absences or abandonment of duties, among other causes, as defined in Article 160 of the Chilean Labor Code. All of our employees are entitled to legal severance pay if terminated due to our needs, as defined in Article 161 of the Chilean Labor Code. For 2017, no amount was accrued or set aside by us since our Executive Officers are expatriates and will received their severance indemnity from their origin country.

C.	Board Practices.

Our Board of Directors in office as of December 31, 2017 was elected at the OSM held on April 28, 2016, for a three-year term which ends in April 2019. For information about each of the directors and the year that they began their service on the Board of Directors, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” above. Members of the Board of Directors do not have service contracts with us or with any of our subsidiaries that provide them benefits upon termination of their service.

Corporate Governance

We are managed by a Board of Directors, in accordance with our bylaws, consisting of seven directors who are elected by our shareholders at an OSM. Each director serves for a three-year term. Following the end of their term, they may be re-elected or replaced. Directors can be re-elected indefinitely. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the Board of Directors during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. Any vacancy triggers an election for every seat on the Board of Directors at the next OSM.

Chilean corporate law provides that a company’s Board of Directors is responsible for the management and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s bylaws and the shareholders’ resolutions. In addition to the bylaws, our Board of Directors has adopted regulations and policies that guide our corporate governance principles.

Our corporate governance policies are included in the following policies or procedures: the Charter Governing Executives, the Employee Code of Conduct, the Manual for the Management of Information of Interest to the Market” (the “Manual”), the Human Rights Policy (Política de Derechos Humanos), the Code of Ethics and a Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”), the Penal Risk Prevention Model, the “Guidelines 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree 231 of June 8, 2001” (the “Guidelines 231”)  and procedures issued in compliance with General Regulation 385 issued by the CMF. The Charter Governing Executives, approved by our Board on May 28, 2003, and the Employee Code of Conduct, explain our principles and ethical values, establish the rules governing our contact with customers and suppliers, and establish the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality. They also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

In order to ensure compliance with Securities Market Law 18,045 and CMF regulations, our Board of Directors approved the Manual at its meeting held on May 28, 2008.  This document addresses applicable standards regarding the information in connection with transactions of our securities and those of our affiliates, entered into by directors, management, principal executives, employees and other related parties, the existence of blackout periods for such transactions undertaken by directors, principal executives and other related parties, the existence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that provide protection for confidential information.  The Manual was released to the public in 2008, and is posted on our website at www.enelamericas.cl. In 2010, the Manual was modified in order to comply with the provisions of Law 20,382 (Corporate Governance Improvement Law).

The provisions of this Manual apply to the members of our Board, as well as our executives and employees who have access to confidential information, and especially those who work in areas related to the securities markets.

Our Board of Directors approved a procedure for relationships between Politically Exposed People (Procedimiento Personas Políticamente Expuestas y Conexas) and our Company, which established a specific regulation for their commercial and contractual relationships. The Human Rights Policy incorporates and adapts the United Nations’ general principles related to human rights into the corporate reality.

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

At its meeting held on October 28, 2016, our Board approved “The Global Compliance Program for Corporate Penal Liability”, which was incorporated into the Penal Risk Prevention Model to reflect current standards, and appointed Mr. Rafael Cutrignelli as our Penal Risk Prevention and Global Compliance Program for Corporate Penal Liability Officer as required by the Penal Risk Prevention Model.  Mr. Cutrignelli also serves as Internal Audit Officer for both Enel Chile and Enel Américas.

On October 27, 2010, our Board of Directors approved the Guidelines 231.  The Guidelines 231 is defined by Italian Legislative Decree 231, which was enacted on June 8, 2001.  It establishes a compliance program that identifies the behaviors expected of related parties for the non-Italian subsidiaries of Enel.  Given that our ultimate controlling shareholder, Enel, complies with Italian Legislative Decree 231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law 20,393, these guidelines set a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers.  Legislative Decree 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law 20,393, which deals with the criminal responsibility of legal entities.  These guidelines are supplementary to the standards included in the Code of Ethics and the ZTAC Plan.

On November 29, 2012, the CMF issued General Regulation 341 which established regulations for the disclosure of information with respect to the standards of corporate governance compliance adopted by publicly held limited liability corporations and set the procedures, mechanisms and policies that are indicated in the Appendix to the regulation.  The objective of this regulation is to provide credible information to investors with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include us, and permit entities like stock exchanges to produce their own analyses to help the various market participants to understand and evaluate the commitment of companies.  General Regulation 341 was substituted by General Regulation 385, issued by the CMF on June 8, 2015.  This regulation has similar objectives than the former General Regulation 341, but includes additional issues; by the way of separating each policy in several more detailed policies.  Subjects such as non-discrimination, inclusion and sustainability are particularly important in this new regulation.  The Appendix of General Regulation 385 is divided into the following four sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning and composition of the board, (ii) relations between the company, shareholders and the general public, (iii) risk management and control, and (iv) assessment by a third party.  Publicly held limited liability corporations should send the information with respect to corporate governance practices to the CMF no later than March 31 of each year, using the contents of the Appendix to this regulation as criteria.  If none of them is adopted, the company must explain its reasons to the CMF.  The information should refer to December 31 of the calendar year prior to its dispatch.  At the same time, such information should also be at the public’s disposal on the company’s website, and must be sent to the stock exchanges.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the corporate governance rules of the NYSE.

Independence and Functions of the Directors’ Committee (Audit Committee)

Chilean law requires that at least two thirds of the Directors’ Committee be independent directors. According to Article 50 bis of Law No.18,046, a member would not be considered independent if, at any time, within the last 18 months he (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or customers. In case there are not sufficient independent directors on the Board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the members of the Directors’ Committee among the remaining Board members that do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (US$ 65 million as of December 31, 2017) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

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

Pursuant to our bylaws, all members of the Directors’ Committee must satisfy the requirements of independence, as stipulated by the NYSE. The Directors’ Committee is composed of three members of the Board and complies with Article 50 bis of Law No.18,046, as well as with the criteria and requirements of independence prescribed by the SOX, the SEC and the NYSE.  As of the date of this Report, the Directors’ Committee complies with the conditions of the Audit Committee as required by the SOX, the SEC and the NYSE corporate governance rules.  As a result, we have a single Committee, the Directors’ Committee, which includes among its functions the duties performed by an Audit Committee.

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

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines.  Chilean law provides for this practice through the disclosure of the procedures related to the General Resolution 385 and the Manual.  We have also adopted the Code of Ethics, and our bylaws include provisions that govern the creation, composition, attributions, functions and compensation of the Directors’ Committee described above, which includes among its functions the duties performed by an Audit Committee.

D.	Employees.

The following table sets forth the total number of our personnel (both permanent and temporary employees) and the number of personnel (both permanent and temporary employees) of each of our consolidated subsidiaries as of December 31, 2017, 2016 and 2015, assuming that the Spin-Offs had been completed as of December 31, 2015. For further details on the Spin-Offs, please refer to “Item 4. Information on the Company – A. History and Development of the Company– 2016 Reorganization.

Company	2017	2016	2015
Argentina
Costanera	439	470	485
El Chocón	52	58	47
Edesur	4,251	4,297	4,157
Enel Trading Argentina	27	17	16
Dock Sud	87	88	84
CTM and TESA	5	5	5
Total personnel in Argentina	4,861	4,935	4,794

Brazil
Cachoeira Dourada	85	82	79
Fortaleza	61	66	76
Cien	35	37	39
Enel Distribución Río(1)	1,075	1,103	1,217
Enel Distribución Ceará	1,163	1,140	1,186
Enel Brasil	72	71	62
Enel Distribución Goias	1,098	—	—
Total personnel in Brazil	3,589	2,499	2,659

Chile
Enel Américas	55	62	87
Total personnel in Chile	55	62	87

Colombia
Emgesa	604	558	510
Codensa	1,376	1,340	1,034
Total personnel in Colombia	1,980	1,898	1,544

Peru
Enel Generación Perú	276	256	260
Enel Distribución Perú	588	620	610
Enel Generación Piura	44	52	56
Generalima	—	2	5
Total personnel in Peru	908	930	931

Total personnel (2)	11,393	10,324	10,015

(1)	Includes Enel Soluções S.A.
(2)	The total number of temporary employees is not significant.

Chile

We have the following collective bargaining agreements:

Company	Signed in	In Force until
Enel Américas - Collective Bargaining Agreement 1	July 2015	July 2019
Enel Américas - Collective Bargaining Agreement 2	January 2016	December 2019

Argentina

We have the following collective bargaining agreements:

Company (1)	Signed in	In Force until
Edesur - Collective Bargaining Agreement 1	2004	2007
Edesur - Collective Bargaining Agreement 2	2004	2007
El Chocón - Collective Bargaining Agreement 1	2012	2017
Costanera - Collective Bargaining Agreement 1	2011	2014
Costanera - Collective Bargaining Agreement 2	2012	2015

(1)	Under Argentine law, the working conditions under the expired agreements continue until the signing of a new agreement, under the principle of ultra-activity established by Law 14,250 (Art. 12).

Brazil

We have the following collective bargaining agreements:

Company (1)	Signed in	In Force until
Enel Distribución Río - Collective Bargaining Agreement	October 2017	September 2019
Enel Distribución Ceará - Collective Bargaining Agreement	November 2016	October 2018
Cien - Collective Bargaining Agreement	May 2017	April 2019
Cachoeira Dourada - Collective Bargaining Agreement	May 2016	April 2018
Fortaleza - Collective Bargaining Agreement	May 2017	April 2019
Enel Distribución Goias - Collective Bargaining Agreement	May 2017	April 2018
Enel Brasil - Collective Bargaining Agreement	October 2017	September 2019

(1)	Under Brazilian law, collective bargaining agreements cannot last for more than two years.

Colombia

We have the following collective bargaining agreements:

Company (1)	Signed in	In Force until
Codensa - Collective Bargaining Agreement 1	August 5, 2015	June 30, 2018
Codensa - Collective Bargaining Agreement 2	April 29, 2016	December 31, 2019
Emgesa - Collective Bargaining Agreement 1	August 13, 2015	June 30, 2018
Emgesa - Collective Bargaining Agreement 2	June 1, 2016	December 31, 2019

(1)	Under Colombian labor law, pre-existing collective bargaining agreements are automatically renewed until a new agreement is in force.

Peru

We have the following collective bargaining agreements:

Company	Signed in	In Force until
Enel Distribución Perú - Collective Bargaining Agreement 1	January 1, 2017	December 31, 2017
Enel Distribución Perú - Collective Bargaining Agreement 2	January 1, 2017	December 31, 2017
Enel Generación Perú - Collective Bargaining Agreement 1	January 1, 2017	December 31, 2017
Enel Generación Piura - Collective Bargaining Agreement 1	January 1, 2018	December 31, 2021
E.	Share Ownership.

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

We have only one class of capital stock and Enel, our ultimate controlling shareholder, has no different voting rights than our other shareholders. As of March 31, 2018, our 23,623 shareholders of record held our 57,452,641,516 shares of common stock outstanding.  Enel, our major shareholder, owned 29,762,213,531 shares of our total common stock.  There were six record holders of our ADSs, as of such date.

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

Enel has been our ultimate controlling shareholder since June 2009. On October 23, 2014, Endesa Spain sold 9,967,630,058 of our shares (representing a 20.3% interest) directly held by it and 100% of its shareholding in Enel Latinoamérica (owner of 40.3% of our shares) to Enel Iberoamérica, a subsidiary of Enel.  In December 2016, Enel Iberoamérica absorbed Enel Latinoamérica through a merger.  In 2017, Enel Iberoamérica implemented a cross-border demerger to separate the Iberian and Latin American businesses of Enel Iberoamérica.  The demerger resulted in the creation of Enel South America, S.R.L., a new Italian company wholly owned by Enel and duly registered in the Rome Chamber of Commerce in June 2017, holding among other things, the 60.6% ownership interest in Enel Américas.  Enel South America merged into Enel, effective November 16, 2017. As of December 14, 2017, Enel S.p.A. was registered into the Chilean Income Tax System as our principal shareholder and since then, Enel continues being our ultimate controlling shareholder, with 51.8% of direct ownership interest to the date of this Report.

As of March 31, 2018, Chilean private pension funds (AFPs), owned 14.7% of our shares in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 23.2% of our shares. ADS holders owned 8.4% of our shares and the remaining 1.9 % of our shares were held by 23,392 minority shareholders.

The following table sets forth certain information concerning ownership of the common stock as of March 31, 2018, with respect to each stockholder known by us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Enel S.p.A.	29,762,213,531	51.8%

Enel is an Italian energy company with multinational operations in the power and gas market with a focus on Europe and Latin America. Enel operates in over 30 countries across four continents, produces energy through a net installed capacity of 83 GW and distributes electricity and gas through a network covering 2.1 million kilometers. With over 65 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel publicly trades on the Milan Stock Exchange.

B.	Related Party Transactions.

Article 146 of Law 18,046 (the “Chilean Corporations Act”) defines related-party transactions as all transactions involving a company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s board of directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator has been serving in the same position within the last 18 months. The law establishes that in the event that these persons fulfill the requirements established by Article 146, such persons must immediately inform the Board of Directors of their related-party nature or such other group as the Board of Directors may appoint for that purpose. As required by law, “related-party transactions” must comply with corporate interests, as well as prices, terms and conditions prevailing in the market at the time of their approval. They must also meet all legal requirements, including acknowledgement by the Directors’ Committee and approval of the transaction by the Board of Directors (excluding the affected directors), by the ESM (in some cases, with requisite majority approval) and by any applicable regulatory procedures.

The aforementioned law, which also applies to our affiliates, also provides for some exceptions, stating that in certain cases, Board approval would suffice for “related-party transactions,” pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board. At its meeting held on June 28, 2017, our Board of Directors updated our related-party transaction policy (“política de habitualidad”). This policy is available on our website at www.enelamericas.com.

If a transaction does not comply with Article 146 of the Chilean Corporations Act, this would not affect the transaction’s validity, but we or our shareholders may demand compensation from the individual associated with the infringement as provided under law, and compensation for damages.

Our internal procedure includes that all cash inflows and outflows of our foreign affiliates are managed through our centralized cash management policy. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These transfers are carried out either through short-term transactions or through structured inter-company loans. Under Chilean laws and regulations, such transactions must be carried on an arm’s-length basis. All of these transactions will be subject to the supervision of our Directors’ Committee. As of March 31, 2018, these transactions were priced at TIP (a Chilean variable interest rate) plus 0.05% per month.

In the countries in which we operate, we do not manage the cash flows of our subsidiaries even when intercompany transactions are permitted; however these may have adverse tax consequences.

During 2017, we granted intercompany loans to Enel Brasil to support its business plan. All of these intercompany loans are denominated in U.S. dollars and their terms last between two and five years. No additional intercompany loan is expected in 2018. Additionally, we executed three capital increases in Enel Brasil, all in cash and coming from the remaining proceeds of our 2013 capital increase, for a total amount of R$ 4.8 billion (approximately US$ 1.5 billion considering the exchange rate as of December 31, 2017). The capital increases were intended to fund the acquisitions by Enel Brasil of Enel Distribución Goias in February 2017 and Volta Grande in November 2017.

As a result of the 2016 Reorganization, we entered into some intercompany arrangements. Under Chilean law, we remain jointly and severally liable for former obligations that were assumed by Enel Chile pursuant to the separation of the businesses completed on March 1, 2016. Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving us of such liability.  For additional information on the corporate reorganization, see “Item 4. Information on the Company ― A. History and Development of the Company ― The 2016 Reorganization.”

There are various contractual relationships between Enel Chile and us to provide for intercompany services. Enel Chile entered into intercompany agreements under which it provides services directly and indirectly to us. The services to be rendered by Enel Chile include certain legal, finance, treasury, insurance services, capital markets, financial compliance, accounting, human resources, communications, security, relations with contractors, IT services, tax services and other corporate support and administrative services. These services are provided and charged at market prices if there is a comparable service. If there are no comparable services in the market, they will be provided at cost plus a specified percentage. The intercompany services contracts are valid for five years with renewable terms since January 1, 2017.

As of the date of this Report, the abovementioned transactions have not experienced material changes. Finally, as of December 31, 2017, there were also some commercial transactions with related parties. For more information regarding transactions with related parties, refer to Note 11 of the Notes to our consolidated financial statements.

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

For detailed information as of December 31, 2017 on the status of the material pending lawsuits that have been filed against us and our subsidiaries, please refer to Note 34.3 of the Notes to our consolidated financial statements. Please note that since March 1, 2016, Enel Chile appears as the defendant instead of us for current legal proceedings or those that may arise from our former Chilean businesses.

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

Dividend Policy

Our Board of Directors proposes annually to the OSM for approval a definitive dividend payable each year, which is accrued in the prior year and cannot be less than the legal minimum of 30% of annual net income, and informs a dividend policy for the current fiscal year. Additionally, our Board of Directors generally establishes an interim dividend for the current fiscal year, to be paid in January of the following year and which is deducted from the definitive dividend to be paid in May of the following year. The interim dividend is established by the Board of Directors and it is not subject to any restrictions under Chilean law.

For dividends corresponding to fiscal year 2016, the interim and definitive dividend were paid on January 27, 2017 and May 26, 2017, respectively. The interim dividend of Ch$ 0.94664 per share of common stock was paid as part of the definitive dividend and corresponded to 15% of consolidated net income as of September 30, 2016. At the OSM held on April 27, 2017, our shareholders approved the definitive dividend equivalent to Ch$ 3.33370 per share of common stock, but only Ch$ 2.38705 was effectively distributed since the interim dividend paid in January 2017 was deducted from it. The definitive dividend corresponded to a payout ratio of 50% based on annual consolidated net income for fiscal year 2016.

For dividends corresponding to fiscal year 2017, on November 29, 2017, the Board of Directors agreed to distribute an interim dividend of US$ 0.00100 per share of common stock on January 26, 2018, accrued in fiscal year 2017, corresponding to 15% of consolidated net income as of September 30, 2017. In the OSM held on April 26, 2018, our shareholders agreed to distribute a definitive dividend equivalent to US$ 0.00617 per share of common stock accrued in fiscal year 2017, but only US$ 0.00517 will be effectively distributed on May 25, 2018 since the interim dividend paid in January 2018 will be deducted from it. The definitive dividend corresponds to a payout ratio of 50% based on annual net income for fiscal year 2017.

For dividends corresponding to fiscal year 2018, our Board of Directors informed to the OSM held on April 26, 2018 the following Dividend Policy for Fiscal Year 2018:

•	An interim dividend, accrued in fiscal year 2018 and corresponding to 15% of consolidated net income as of September 30, 2018, to be paid in January 2019.
•	A definitive dividend payout equal to 40% of the annual net income for fiscal year 2018, to be paid in May 2019.

This dividend policy is conditional to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The proposed dividend policy is subject to our Board of Director’s right to change the amount and timing of the dividends under the circumstances at the time of the payment. For fiscal year 2019, we expect to modify our dividend policy and return to payout equal to 50% of the annual net income.

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

Shareholders at each subsidiary and affiliate agree on the definitive dividend payments. There are currently no material currency controls which prohibit us from repatriating the dividend payments from its non-Chilean principal subsidiaries and affiliates.

Dividends are paid to shareholders of record as of midnight of the fifth business day prior to the payment date. Holders of ADS on the applicable record dates will be entitled to participate in dividends.

Dividends

The table below sets forth, for each of the years indicated, the per share dividend amounts distributed by us in Chilean pesos and the amount of dividends distributed per ADS (one ADS = 50 shares of common stock) in U.S. dollars.  See “Item 10. Additional Information — D. Exchange Controls”.

Year	Nominal Ch$(1)	US$ per ADS(2)
2017	3.33	0.27
2016(3)	4.64	0.38
2015	6.21	0.44
2014	6.71	0.55
2013	4.25	0.41

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

The table below shows, for the periods indicated, high and low prices in Chilean pesos on the Santiago Stock Exchange, and high and low closing prices of the ADSs in U.S. dollars as reported by the NYSE. As of April 21, 2016 and April 26, 2016, the price of common stocks and ADSs, respectively, reflects only the value of the Company and its non‑Chilean operations.  Prior to this date, the stock prices included our Chilean electricity businesses. On March 1, 2016, we separated our non-Chilean and Chilean businesses, and in April 2016, the Spin-Offs were completed, with the creation and public listing of the shares of the newly formed entity named Enel Chile S.A., which held the Chilean businesses. For additional information relating to the reorganization, please see “Item 4. Information on the Company — A. History and Development of the Company — The 2016 Reorganization.”

	Santiago Stock Exchange(1)		U.S. Stock Exchanges(2)
	Ch$ per share		US$ per ADS
	High	Low	High	Low
2018
April (up to April 25, 2018)	144.50	136.00	12.03	11.41
March	141.09	138.07	11.67	11.40
February	144.00	132.00	11.54	11.41
January	148.00	135.12	11.82	11.61

2017	146.50	107.82	11.20	8.01
December	146.50	124.10	11.20	11.04
November	139.11	123.00	9.82	9.61
October	138.91	131.00	10.70	10.57
4th Quarter	146.50	123.00	11.20	9.58
3rd Quarter	137.09	125.00	10.80	9.37
2nd Quarter	141.16	122.84	10.74	9.07
1st Quarter	141.50	107.82	10.77	8.01

2016	188.00	93.50	14.27	7.38
4th Quarter	118.00	103.46	8.93	7.67
3rd Quarter	118.50	106.51	9.16	8.08
2nd Quarter	117.10	93.50	14.27	7.38
1st Quarter	188.00	153.00	13.93	10.33

2015	226.25	161.16	18.72	11.25

2014	210.75	143.00	17.59	13.08

2013	188.00	148.00	19.97	14.39

(1)	Source: Santiago Stock Exchange.
(2)	Source: NYSE Connect. Our ADS composite figures include transactions in all U.S. stock exchanges. One ADS = 50 shares of common stock.

On December 29, 2017, the last trading day in 2017, our common stock closed at Ch$ 137.03 per share on the Santiago Stock Exchange and our ADSs closed at US$ 11.17 on the NYSE.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

In Chile, our common stock is traded on three stock exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company. As of December 31, 2017, 212 companies had shares listed on the Santiago Stock Exchange. For 2017, the Santiago Stock Exchange accounted for 91% of our total equity traded in Chile, which amounted to 9,392,685,815 shares. In addition, 9% of our equity trading was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and less than 0.01% was traded on the Valparaíso Stock Exchange.

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

There are two main share price indexes on the Santiago Stock Exchange, the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA.  The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with total annual transactions exceeding UF 10,000 (US$ 435,919 as of December 31, 2017) and a free float representing at least 5%. The IPSA is calculated using the prices of the 40 shares with highest trading volume, on a quarterly basis, and with a market capitalization above US$ 200 million. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded. Either we or Enersis, from whom we spun off in 2016, have been included in the IPSA since 1988.

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

As of April 20, 2018, ADRs evidencing 96,685,202 ADSs (equivalent to 4,834,260,078 shares of common stock) were outstanding, representing 8.4% of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. Trading volume of our shares on the NYSE and other U.S. exchanges during 2017 amounted to 237 million ADSs, equivalent to approximately US$ 2.366 million.

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

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2017:

	Number of shares of common stock traded	Percentage
Market
United States (One ADS = 50 shares of common stock)(1)	11.873.357.950	55,8%
Chile(2)	9.392.685.815	44,2%
Total	21.266.043.765	100,0%

(1)	Includes the New York Stock Exchange and over-the-counter trading.
(2)	Includes Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.

For further information see “Item 9. The Offer and Listing — A. Offer and Listing Details. — Market Price Information.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of Chilean law and our bylaws.

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (estatutos), which have the same purpose as the articles or the certificate of incorporation and the bylaws of a company incorporated in the United States, and by the Chilean Corporations Act Law 18,046. In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Corporations Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the Board of Directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (Ch$ 134 million as of December 31, 2017) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the CMF under Securities Market Law (Law 18,045) and the Chilean Corporations Act. These two laws state the disclosure requirements, restrictions on insider trading and price manipulation, and provide protection to minority shareholders. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Act and the Securities Market Law, both as amended, state rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committees, independent directors, stock options and derivative actions.

Public Register

We are a publicly held stock corporation incorporated under the laws of Chile. We were incorporated by public deed issued on June 19, 1981 by the Santiago Notary Public, Mr. Patricio Zaldívar M. Our existence was approved by CMF Resolution 409-S of July 17, 1981 and we were registered on July 21, 1981 in the Commercial Register (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on pages 13099 No. 7269. We are registered with the CMF under the entry number 0175. We also registered with the United States Securities and Exchange Commission under the commission file number 001-12440 on October 19, 1993.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule 269 of the CMF, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or financial results depend on, or are conditioned in whole or in part on the price of such shares, must be reported to the CMF and the Chilean stock exchanges. Since ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1375 of the CMF. Shareholders of publicly held stock corporations are required to report to the CMF and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;
•

any direct or indirect acquisition or sale of contracts or securities whose price or financial results depend on or are conditioned in whole or in part on the price of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•

any direct or indirect acquisition or sale of shares made by a holder who, due to an acquisition of shares of such publicly held stock company, results in the holder acquiring, directly or indirectly, at least 10% of a publicly held stock company’s subscribed capital; and

•	any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held stock corporation.

In addition, majority shareholders of a publicly held stock corporation must inform the CMF and the Chilean stock exchanges if such transactions are entered into with the intention of acquiring control of the company or if they are making a passive financial investment instead.

Under Article 54 of the Securities Market Law and General Rule 104 enacted by the CMF, any person who directly or indirectly intends to take control of a publicly held stock corporation must disclose this intent to the market at least ten business days in advance of the proposed change of control and, in any event, as soon as the negotiations for the change of control have taken place or reserved information of the publicly held stock corporation has been provided.

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

The compensation of the directors is established annually at the OSM. See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Agreements entered into by us with related parties can only be executed when such agreements serve our interest, and their price, terms and conditions are consistent with prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in Article 147 of the Chilean Corporations Act.

Certain Powers of the Board of Directors

Our bylaws provide that every agreement or contract that we enter into with our controlling shareholder, our directors or executives, or their related parties, must be previously approved by two-thirds of the Board of Directors and be included in the Board meetings, and must comply with the provisions of the Chilean Corporations Act.

Our bylaws do not contain provisions relating to:

•	the directors’ power, in the absence of an independent quorum, to vote on compensation for themselves or any members of their body;
•	borrowing powers exercisable by the directors and how such borrowing powers can be changed;
•	retirement or non-retirement of directors under an age limit requirement; or
•	number of shares, if any, required for directors’ qualification.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this Report, our capital is comprised of only one class of shares, all of which are common shares and have the same rights.

Our bylaws do not contain any provisions relating to:

•	redemption provisions;
•	sinking funds; or
•	liability for capital reductions by us.

Under Chilean law, the rights of our shareholders may only be modified by an amendment to the bylaws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association. — Shareholders’ Meetings and Voting Rights.”

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

As of December 31, 2017, our subscribed and fully paid capital totaled US$ 6,763 million consisting of 57,452,641,316 shares.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Act requires Chilean companies to grant shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

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

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. Our last OSM was held on April 26, 2018. An ESM may be called by the Board of Directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the CMF. Our last ESM was held on April 27, 2017.To convene an OSM or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15-days and no more than 20-days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the CMF and to the Chilean stock exchanges.

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

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. This second meeting must take place within 45-days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of a majority of those shares present or represented at the meeting. An ESM must be called to take the following actions:

•	a transformation of the company into a form other than a publicly held stock corporation under the Chilean Corporations Act, a merger or split-up of the company;
•	an amendment to the term of duration or early dissolution of the company;
•	a change in the company’s domicile;
•	a decrease of corporate capital;
•	an approval of capital contributions in kind and non-monetary assessments;
•	a modification of the authority reserved to shareholders or limitations on the Board of Directors;
•	a reduction in the number of members of the Board of Directors;
•

the disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater that such percentage;

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

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the U.S. securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the financial statements and corporate books of a publicly held stock corporation within the 15-day period before its scheduled shareholders meeting. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, an indication of the way complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on our website. In the case of an OSM, our annual report of activities, which includes audited financial statements, must also be made available to shareholders and published on our website at: www.enelamericas.cl.

The Chilean Corporations Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. In accordance with Article 136 of the Chilean Companies Regulation (Reglamento de Sociedades Anónimas), the shareholder(s) holding or representing 10% or more of the shares issued with voting rights, may:

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

Similarly, the Chilean Corporations Act provides that whenever the Board of Directors of a publicly held stock corporation convenes an OSM and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by the Directors’ Committee or by shareholders owning 10% or more of the shares with voting rights who request that such comments and proposals be so included.

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

There are no limitations imposed by Chilean law or our bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADSs, is the custodian of the Depositary, currently Banco Santander-Chile, or any successor thereto. Accordingly, holders of ADSs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADS directly. The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to request instructions from registered holders of ADSs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the bylaws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors or to a person designated by the Chairman of the Board of Directors to vote) the shares of common stock represented by the ADSs in accordance with any such instruction. The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs. If no voting instructions are received by the Depositary from a holder of ADSs with respect to the shares of common stock represented by the ADSs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADS, may be voted in the manner directed by the Chairman of the Board, or by a person designated by the Chairman of the Board, subject to limitations set forth in the Deposit Agreement.

Dividends and Liquidation Rights

According to the Chilean Corporations Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, unless and except to the extent we have carried forward losses. The law provides that the Board of Directors must agree to the dividend policy and inform such policy to the shareholders at the OSM.

Any dividend in excess of 30% of net income may be paid, at the election of the shareholders, in cash, or in our shares, or in shares of publicly held corporations owned by us. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Corporations Act (as to minimum dividends, 30-days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of UF, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. Payments not collected in such period are transferred to the volunteer fire department.

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

Acquisition of Shares

No provision in our bylaws discriminates against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares. However, no person may directly or indirectly own more than 65% of the outstanding shares of our stock. The foregoing restriction does not apply to the depositary as record owner of shares represented by ADRs, but it does apply to each beneficial ADS holder. Additionally, our bylaws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued shares with voting rights.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporations Act provides that upon the adoption of any of the resolutions enumerated below at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. In order to exercise such withdrawal rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the Deposit Agreement.

“Dissenting” shareholders are defined as those who at a shareholders’ meeting vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30-days following the shareholders’ meeting. Shareholders present or represented at the meeting and who abstain in exercising their voting rights shall not be considered as dissenting. The right to withdraw should be exercised for all the shares that the dissenting shareholder had registered in their name on the date on which the right is determined to participate in the meeting at which the resolution is adopted that motivates the withdrawal and which remains on the date on which their intention to withdraw is communicated to the company. The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean stock exchanges is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period between the ninetieth and the thirtieth day before the shareholders’ meeting giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the CMF determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last consolidated statements of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

Article 126 of the Chilean Corporations Act Regulations establishes that in cases where the right to withdraw arises, the company shall be obliged to inform the shareholders of this situation, the value per share that will be paid to shareholders exercising their right to withdraw and the term for exercising it. Such information should be given to shareholders at the same meeting at which the resolutions are adopted giving rise to the right of withdrawal, prior to its voting. A special communication should be given to the shareholders with rights, within two days following the date on which the rights to withdraw are born. In the case of publicly held companies, such information shall be communicated by a prominent notice in a newspaper with a wide national circulation and on its website, plus a written communication addressed to the shareholders with rights at the address they have registered with the company. The notice of the shareholders meeting that should pronounce on a matter that could originate withdrawal rights should mention this circumstance.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into an entity which is not a publicly held stock corporation governed by Chilean Corporations Act;
•	the merger of the company with another company;
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

The following is a summary of certain provisions of Chapter XIV that are applicable to all existing shareholders (and ADS holders). This summary does not intend to be complete and is qualified in its entirety by reference to Chapter XIV. Chapter XIV regulates the following type of investments: credits, deposits, investments and equity contributions. A Chapter XIV investor may at any time repatriate an investment made in us upon sale of our shares, and the profits derived therefrom, with no monetary ceiling, subject to the then effective regulations, which must be reported to the Central Bank of Chile.

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

As used in this Report, the term “foreign holder” means either:

•

In the case of an individual holder, a person who is not a resident of Chile. For purposes of Chilean taxation, (a) an individual is a Chilean resident if he has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or (b) an individual is domiciled in Chile if he resides in Chile and has the intention of remaining in Chile (such intention to be evidenced by circumstances such as the acceptance of employment in Chile or the relocation of the individual’s family to Chile), or
•

in the case of a legal entity holder, an entity that is not organized under the laws of Chile, unless the shares or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to Chilean withholding tax, which is withheld and paid by the company.  The amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax (“CIT”), paid by the issuer), and then subtracting as a credit 65% of such Chilean CIT paid by the issuer, in case the residence country of the holder of shares or ADSs does not have a tax treaty with Chile.  If there is a tax treaty between both countries (in force or signed prior to January 1, 2017) the Foreign Holder can apply 100% of the CIT as a credit.  For 2017, the Chilean CIT applicable to us is a rate of 25.5%, and depending on the circumstances mentioned above, the Foreign Holder may apply 100% or 65% of the CIT as a credit.

There are two alternative mechanisms of shareholder-level income taxation in effect since January 1, 2017: a) accrued income basis (known as attributed-income system in Chile) shareholder taxation and b) cash basis (known as partially-integrated system in Chile) shareholder taxation.

Under the current Chilean Income Tax Law, publicly held limited liability stock companies, such as we, are subject to the latter regime.

Under the cash basis regime (or partially-integrated regime), a company pays CIT on its annual income tax result. Foreign and local individual shareholders will only pay in Chile the relevant tax on effective profit distributions and will be allowed to use the CIT paid by the distributing company as credit, with certain limitations.  Only 65% of the CIT is creditable against the 35% shareholder-level tax (as opposed to 100% under the accrued income basis regime).  However, if there is a tax treaty signed before January 1, 2017 between Chile and the jurisdiction of residence of the shareholder (even if not yet in effect), the CIT is fully creditable against the 35% withholding tax.  This is the case of the tax treaty signed between Chile and the United States. In the case of treaties signed prior to January 1, 2017 that have not been enacted, a temporary sale allows applying  100% of the CIT as a credit until December 31, 2019 or if such treaty is enacted on or before December 31, 2019.

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean CIT rate of 25.5% (the CIT rate for 2017 and later under the cash basis regime, which will increase to 27% in 2018 for companies that elected this regime) and a distribution of 50% of the net income of the company distributable after payment of the Chilean CIT:

Line	Concept and calculation assumptions	Amount Tax treaty resident	Amount Non-tax treaty resident
1	Company taxable income (based on Line 1 = 100)	100	100.0
2	Chilean corporate income tax : 25.5% x Line 1	25.5	25.5
3	Net distributable income: Line 1—Line 2	74.5	74.5
4	Dividend distributed (50% of net distributable income): 50% of Line 3	37.3	37.3
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	17.5	17.5
6	Credit for 50% of Chilean corporate income tax : 50% of Line 2	12.8	12.8
7	CIT partial restitution (Line 6 x 35%)(1)	—	4.5
8	Net withholding tax: Line 5 - Line 6 + Line 7	4.8	9.2
9	Net dividend received: Line 4 - Line 8	32.5	28.0
10	Effective dividend withholding rate : Line 8 / Line 4	12.8	24.7

(1)

Only applicable to non-tax treaty jurisdiction resident. From a practical standpoint the foregoing means that the CIT is only partially creditable (65%) against the withholding tax (i.e., CIT of 9.2%).

However, for purposes of the foregoing, the tax authority has not clarified whether the taxpayer residence will be the ADS holder’s address or the depository’s address.

Taxation on sale or exchange of ADSs, outside of Chile

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile are not be subject to Chilean taxation.

Taxation on sale or exchange of Shares

The Chilean Income Tax Law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in stock markets.  Although there are certain restrictions, in general terms, the law provides that in order to qualify for the capital gain exemption: (i) the shares must be of a publicly held stock corporation with a “sufficient stock market liquidity” status in the Chilean Stock Exchanges (the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange); (ii) the sale must be carried out in a Chilean Stock Exchange authorized by the CMF, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law or as the consequence of a contribution to a fund as regulated in Section 109 of the Chilean Income Tax Law; (iii) the shares which are being sold must have been acquired on a Chilean Stock Exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible publicly offered securities, or due to the redemption of a fund’s quota as regulated in Section 109 of the Chilean Income Tax Law; and (iv) the shares must have been acquired after April 19, 2001.  For purposes of considering the ADS’s as convertible publicly offered securities, they should be registered in the Chilean foreign securities registry (unless expressly excluded from such registry by the CMF).

Shares are considered to have a “high presence” in the Chilean Stock Exchanges when (i) they have been traded for a certain number of days at or beyond a volume threshold specified under Chilean law and regulations or (ii) in case the issuer has retained a market maker, in accordance with Chilean law and regulations. As of this date, our shares are considered to have a high presence in the Chilean Stock Exchanges and no market maker has been retained by us. Should our shares cease to have a “high presence” in the Chilean Stock Exchanges, a transfer of our shares may be subject to capital gains taxes from which holders of “high presence” securities are exempted, and which will apply at varying levels depending on the time of the transfer in relation to the date of loss of sufficient trading volume to qualify as a “high presence” security. If our shares regains a “high presence,” the tax exemptions will again be available to holders thereof.

If the shares do not qualify for the exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to the general tax regime, with a 25.5% Chilean CIT, the rate applicable during 2017, and a 35% Chilean withholding tax, the former being creditable against the latter.

The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

Taxation of Share Rights and ADS Rights

For Chilean tax purposes and to the extent we issue any share rights or ADS rights, the receipt of share rights or ADS rights by a Foreign Holder of shares or ADSs pursuant to a rights offering is a nontaxable event.  In addition, there are no Chilean income tax consequences to Foreign Holders upon the exercise or the expiration of the share rights or the ADS rights.

Any gain on the sale, exchange or transfer of any ADS rights by a Foreign Holder is not subject to taxes in Chile.

Any gain on the sale, exchange or transfer of the share rights by a Foreign Holder is subject to a 35% Chilean withholding tax.

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

Material U.S. Federal Income Tax Considerations

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this Report.  The discussion below does not address the effect of H.R. 1, originally known as the “Tax Cuts and Jobs Act,” which was signed into law on December 22, 2017 and significantly reformed the Code (the “2017 Tax Reform Act”). These authorities are subject to change, possibly with retroactive effect.  This discussion assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADSs will be identical to the tax treatment of the underlying shares.

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of receiving, owning, and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities and is based on the assumption stated above under “― Chilean Tax Considerations” that there is no applicable income tax treaty in effect between the United States and Chile.  The discussion applies only if the beneficial owner holds shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances.  For instance, it does not describe all the tax consequences that may be relevant to:

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

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of shares for ADSs will generally not be subject to U.S. federal income tax.

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

This discussion assumes that we will not be a passive foreign investment company, as described below.  The discussion below does not address the effect of any U.S. state, local, estate or gift tax law or non-U.S. tax law or tax considerations that arise from rules of general application to all taxpayers on a U.S. Holder of the shares or ADSs, including the effects of the 2017 Tax Reform Act or of any future administrative guidance interpreting provisions thereof.

U.S. Holders should consult their tax advisors with respect to their particular tax consequences of owning or disposing of shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws, including the effects of the 2017 Tax Reform Act or of any future administrative guidance interpreting provisions thereof.

Taxation of Distributions

The following discussion of cash dividends and other distributions is subject to the discussion below under “Passive Foreign Investment Company Rules.” Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Chilean taxes withheld, other than certain pro rata distributions of shares to all shareholders, will constitute foreign-source income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of dividend income paid in Chilean pesos that a U.S. Holder will be required to include in income will equal the U.S. dollar value of the distributed Chilean peso, calculated by reference to the exchange rate in effect on the date the payment is received, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt, which would be ordinary income or loss and would be treated as income from U.S. sources for foreign tax credit purposes. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt of the dividend. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a noncorporate U.S. Holder in respect of shares or ADSs) generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs generally will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States (ii) we were not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (iii) the holder thereof has satisfied certain holding period requirements. The ADSs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the United States so long as they are so listed. We do not expect that we will be treated as having been a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. A U.S. Holder should consult its tax advisors to determine whether the favorable rate will apply to dividends it receives and whether it is subject to any special rules that limit its ability to be taxed at this favorable rate.

The amount of a dividend generally will be treated as foreign-source dividend income to a U.S. Holder for foreign tax credit purposes. As discussed in more detail below under “—Foreign Tax Credits,” it is not free from doubt whether Chilean withholding taxes imposed on distributions on shares or ADSs will be treated as income taxes eligible for a foreign tax credit for U.S. federal income tax purposes. If a Chilean withholding tax is treated as an eligible foreign income tax, subject to generally applicable limitations, you may claim a credit against your U.S. federal income tax liability for the eligible Chilean taxes withheld from distributions on shares or ADSs. If the dividends are taxed as qualified dividend income (as discussed above), special rules will apply in determining the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation. The rules relating to foreign tax credits are complex. U.S. Holders are urged to consult their own tax advisors regarding the treatment of Chilean withholding taxes imposed on distributions on shares or ADSs.

Sale or Other Disposition of Shares or ADSs

If a beneficial owner is a U.S. Holder, for U.S. federal income tax purposes, the gain or loss a beneficial owner realizes on the sale or other disposition of shares or ADSs will be a capital gain or loss, and will be a long term capital gain or loss if the beneficial holder has held the shares or ADSs for more than one year.  The amount of a beneficial owner’s gain or loss will equal the difference between the beneficial owner’s tax basis in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

In certain circumstances, Chilean taxes may be imposed upon the sale of shares (but not ADSs).  See “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADSs.”  If a Chilean tax is imposed on the sale or disposition of shares, a beneficial owner that is a U.S. Holder may claim a credit against its U.S. federal income tax liability for the eligible Chilean taxes withheld pursuant to a sale or disposition of shares or ADSs as discussed in “― Foreign Tax Credits” below.

Foreign Tax Credits

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may claim a credit against your U.S. tax liability for Chilean income taxes (or taxes imposed in lieu of an income tax) imposed in connection with distributions on and proceeds from the sale or other disposition of our shares or ADSs. Chilean dividend withholding taxes generally are expected to be income taxes eligible for the foreign tax credit. The Chilean capital gains tax is likely to be treated as an income tax (or a tax paid in lieu of an income tax) and thus eligible for the foreign tax credit; however, you generally may claim a foreign tax credit only after taking into account any available opportunity to reduce the Chilean capital gains tax, such as the reduction for the credit for Chilean corporate income tax that is taken into account when calculating Chilean withholding tax. If a Chilean tax is imposed on the sale or disposition of our shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability. If a Chilean tax is not treated as an income tax (or a tax paid in lieu of an income tax) for U.S. federal income tax purposes, a U.S. Holder would be unable to claim a foreign tax credit for any such Chilean tax withheld; however, a U.S. Holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. In addition, instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such Chilean taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the U.S. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions, involves the application of complex rules that depend on its particular circumstances. U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

We were not a “passive foreign investment company” or PFIC for U.S. federal income tax purposes for our 2017 taxable year and we believe that we will not be a PFIC for the foreseeable future.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year.  If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements.  In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “— Taxation of Distributions” above).  U.S. Holders should consult their tax advisors regarding the consequences to them if we were to become a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

Controlled Foreign Corporation Rules

A foreign corporation will be treated as a “controlled foreign corporation” (“CFC”) for U.S. federal income tax purposes if, on any day during the taxable year of such foreign corporation, more than 50% of the equity interests in such corporation, measured by reference to the combined voting power or value of the equity of the corporation, is owned directly or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code by United States Shareholders. For this purpose, a “United States Shareholder” is any U.S. person that possesses directly, or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code, 10% or more of the combined voting power of all classes of equity in such corporation or 10% or more of the combined value of all classes of equity in such corporation. If a foreign corporation is a CFC at any time during any taxable year, each United States Shareholder of the corporation who owns, directly or indirectly, shares in the corporation on the last day of the taxable year on which it is a CFC will be required to include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “Subpart F income” for such year, even if the Subpart F income is not distributed. Subpart F income generally includes passive income but also includes certain related party sales, manufacturing and services income. For tax years beginning after December 31, 2017, the 2017 Tax Reform Act also requires such United States Shareholders to include in their gross income for U.S. federal income tax purposes their pro rata share of certain global intangible low-tax income. The calculation of global intangible low-taxed income is complex, and involves calculations regarding other controlled foreign corporations in which a U.S. Holder is a United States Shareholder.  Further, certain changes to the CFC constructive ownership rules under Section 958(b) of the Code introduced by the 2017 Tax Reform Act may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status, and may affect holders of our shares or ADSs that are United States Shareholders. U.S. Holders who might, directly, indirectly or constructively, acquire 10% or more of our shares (by vote or value), and therefore might be a United States Shareholder, should consider the possible application of the CFC rules, and are urged to consult a tax advisor with respect to such matter.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in our shares or ADSs, subject to certain exceptions (including an exception for our shares or ADSs held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in our shares or ADSs. U.S. Holders are urged to consult their own U.S. tax advisors regarding information reporting requirements relating to their ownership of our shares or ADSs.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.- related financial intermediaries generally are subject to information reporting and to backup withholding unless:

(i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the beneficial owner provides a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding.

The amount of any backup withholding from a payment to a beneficial owner will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished in a timely fashion to the U.S. Internal Revenue Service.

Medicare Contribution Tax

Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates.  Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like the shares or ADSs, less certain deductions.  A U.S. Holder should consult the holder’s own tax advisor regarding the possible application of this legislation in the beneficial owner’s particular circumstances.

U.S. Holders should consult their tax advisors with respect to the particular consequences to them of receiving, owning or disposing of shares or ADSs.

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

Commodity Price Risk

In our electricity generation and transmission business segment, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase natural gas with a pricing formula that combines Henry Hub natural gas and Brent diesel oil at market prices prevailing at the time the purchase occurs. As of December 31, 2017 and 2016, we did not hold contracts classified as derivative financial instruments or financial instruments related to natural gas.

In our thermal power plants we operate using coal and diesel oil, the dispatch or bidding mechanism allows the thermal power plants to cover their operating costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. When possible, we transfer commodity prices variations to contracted sale prices according to indexing formulas. As of December 31, 2017 and 2016, we did not hold any contracts classified as either derivative financial instruments or financial instruments related either to coal or petroleum-based liquid fuels.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to protect our operating income from electricity price volatility. During 2017, Emgesa entered the energy derivatives market to mitigate spot price volatility. As of December 31, 2017, we held contracts classified as derivative financial instruments related to energy futures (5.4 GWh of energy future purchases for the period January to March 2018). These purchases support an energy sale contract in the regulated market.  During 2017, we settled 24 GWh of energy future sales and 77 GWh of energy future purchases.

We are continually analyzing strategies to hedge commodity price risk, like transferring commodity price variations to the customers’ contract prices and/or permanently adjusting commodity indexed price formulas for new Power Purchase Agreements according to our exposure and/or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future we may use price-sensitive instruments.

Interest Rate and Foreign Currency Risk

As of December 31, 2017, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below.  Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(2)
	(in billions of US$) (1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
US$	71	295	214	100	6	636	1,323	—
Weighted average interest rate	3.4%	3.3%	4.1%	3.7%	2.1%	4.1%	3.8%	—
Other currencies(3)	82	236	121	292	238	308	1,277	3,662
Weighted average interest rate	6.1%	7.3%	7.4%	7.7%	7.1%	6.4%	7.1%	—

Total fixed rate	153	531	336	392	244	944	2,600	3,662
Weighted average interest rate	4.9%	5.1%	5.3%	6.7%	7.0%	4.8%	5.4%	—
Variable Rate
Ch$/UF	6	7	7	8	4	—	32	—
Weighted average interest rate	8.3%	8.3%	8.3%	8.3%	8.3%	8.3%	8.3%	—
US$	46	76	60	—	—	1	184	—
Weighted average interest rate	4.0%	3.5%	3.3%	—	—	2.5%	3.5%
Other currencies(3)	395	368	376	244	219	560	2,161	3,237
Weighted average interest rate	10.4%	9.6%	7.9%	9.0%	8.1%	8.7%	9.0%	—

Total variable rate	448	450	443	251	223	561	2,376	3,237
Weighted average interest rate	9.7%	8.5%	7.2%	9.0%	8.2%	8.7%	8.5%	—

Total	600	982	779	643	467	1,506	4,977	6,899

(1)	Calculated based on the foreign exchange rate of the applicable foreign currency to the U.S. dollar as of December 31, 2017.
(2)

As of December 31, 2017, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(3)	“Other currencies” include the Brazilian real, Colombian peso, Argentine peso and Peruvian Nuevo Sol.

As of December 31, 2016, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below.  Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(2)
	(in billions of US$) (1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
US$	28	29	26	40	11	641	776	796
Weighted average interest rate	2.7%	5.1%	5.5%	5.1%	3.1%	4.1%	4.2%	—
Other currencies(3)	114	71	175	114	285	330	1,090	1,209
Weighted average interest rate	6.9%	6.1%	7.5%	7.4%	9.7%	6.7%	7.7%	—

Total fixed rate	142	101	201	154	296	972	1,866	2,005
Weighted average interest rate	6.1%	5.8%	7.3%	6.8%	9.4%	5.0%	6.2%	—
Variable Rate
Ch$/UF	5	6	6	6	7	4	34	39
Weighted average interest rate	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%	—
US$	48	64	76	—	—	1	189	189
Weighted average interest rate	2.1%	3.1%	2.9%	—	—	1.9%	2.7%	—
Other currencies(3)	476	424	384	138	134	611	2,165	2,372
Weighted average interest rate	12.5%	12.4%	12.1%	11.3%	11.8%	11.5%	12.0%	—

Total variable rate	529	493	466	144	141	615	2,388	2,600
Weighted average interest rate	11.5%	11.1%	10.5%	11.2%	11.7%	11.5%	11.2%	—

Total	671	594	667	298	436	1,587	4,254	4,605

(1)	Calculated based on the foreign exchange rate of the applicable foreign currency to the U.S. dollar as of December 31, 2017.
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

As of December 31, 2017 and 2016, 46% and 44%, respectively of our total outstanding debt was denominated in fixed terms and 54% and 56% respectively was subject to variable interest rates. Because of the exposure to variable interest rate risks, we engage in derivative hedging instruments.

As of December 31, 2017, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge the interest rate risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(1)
	(in billions of US$)
Variable to fixed rates	153	531	336	392	244	944	2,600	3,662
Fixed to variable rates	448	450	443	251	223	561	2,376	3,237
Total	601	981	779	643	467	1,505	4,976	6,899

(1)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2016, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge the interest rate risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(1)
	(in billions of US$)(1)
Variable to fixed rates	34	—	—	—	—	—	34	—
Fixed to variable rates	—	—	—	—	—	—	—	—
Total	34	—	—	—	—	—	34	—

(1)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Foreign Currency Risk

Our policy seeks to maintain a balance between the currency in which cash flows are indexed and the currency of the principal debt of each company. Most of our subsidiaries have access to funding in the same currency as their revenues, therefore reducing the exchange rate volatility impact. In some cases, we cannot fully benefit from this, and therefore, we try to manage the exposure with financial derivatives such as cross currency swaps or currency forwards, among others. However, this may not always be possible under reasonable terms due to market conditions. This is the case of Costanera in Argentina which has its revenues linked to the Argentine peso, and a substantial part of its debt denominated in U.S. dollars, with no possibility of hedging this debt under reasonable market conditions. Costanera’s debt denominated in U.S. dollars amounted to US$ 52 million as of December 31, 2017.

As of December 31, 2017, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(1)
	(in billions of US$)
UF to US$	—	—	—	—	—	—	—	—
US$ to Ch$/UF	—	—	—	—	—	—	—	—
US$ to R$	101	778	224	—	—	—	1,102	—
US$ to other currencies(2)	—	—	—	76	—	—	76	—
Other currencies to US$	—	—	—	—	—	—	—	—
Total	101	778	224	76	—	—	1,178	—

(1)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso and Peruvian Nuevo Sol.

As of December 31, 2016, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(1)
	(in billions of US$)(1)
UF to US$	—	—	—	—	—	—	—	—
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	46	85	—	—	—	131	(20)
US$ to other currencies(2)	—	—	—	—	—	—	—	—
Other currencies to US$	—	—	—	—	—	—	—	—
Total	—	46	85	—	—	—	131	(20)

(1)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso and Peruvian Nuevo Sol.

For further detail please refer to Note 20 of the Notes to our consolidated financial statements.

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

Depositary Payments for Fiscal Year 2017

The Depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. In 2017, the Depositary reimbursed expenses related primarily to investor relations’ activities for a total amount of US$ 2 million (after the deduction of applicable U.S. taxes).

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) for the year ended December 31, 2017.

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

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

As required by Section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining “adequate internal control over financial reporting” (as defined in Rule 13 a-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS, as issued by the IASB.

During the first half of 2017, Enel Distribución Goias became part of our consolidated subsidiaries as of February 14, 2017 because of its acquisition. Enel Distribución Goias represents 15.0% of our total consolidated assets and 14.6% of our total consolidated revenues as reported in our consolidated financial statements as of and for the year ended December 31, 2017.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2017. The assessment was based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 framework”). Management has excluded from the scope of its assessment of internal control over financial reporting the operations and related assets of Enel Distribuición Goias, in accordance with applicable guidance provided by the SEC, since the company constituted 15.0% of our total consolidated assets and 14.6% of our total consolidated revenues as reported in our consolidated financial statements as of and for the year ended December 31, 2017. Based on the assessment, our management has concluded that as of December 31, 2017, our internal control over financial reporting was effective.

(c)	Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2017. Their attestation report appears on page F-5.

(d)	Changes in Internal Control Over Financial Reporting

During the first half of 2017, Enel Distribución Goias became part of our consolidated subsidiaries as of February 14, 2017 because of its acquisition. Enel Distribución Goias represents 15.0% of our total consolidated assets and 14.6% of our total consolidated revenues as reported in our consolidated financial statements as of and for the year ended December 31, 2017.

Enel Distribución Goias will be included in the scope of the internal control model for financial reporting in 2018 and its processes and controls will be included and certified in 2018.

There were no additional changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting model.

Item 16.Reserved

Item 16A.Audit Committee Financial Expert

As of December 31, 2017, the Directors’ Committee (which performs the functions of the Audit Committee) financial expert was Mr. Hernán Somerville, as determined by the Board of Directors. Mr. Somerville is an independent member of the Directors’ Committee pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

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

The Diversity Policy was approved by the Board of Directors on March 23, 2016. This policy defines the key principles required to spread a culture that focuses on diversity and is based on the respect and promotion of the principles of preventing arbitrary discrimination and encouraging equal opportunities and inclusion, which are fundamental values in the development of our activities. By means of this policy, we seek to improve the work environment and the quality of life at work. We are committed to creating an inclusive work environment where workers can develop their potential and maximize their contribution.

A copy of these documents is available on our webpage at www.enelamericas.clas well as upon request, free of charge, by writing or calling us at:

Enel Américas S.A.

Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(56-2) 2353-4682

During fiscal year 2017, at its meeting held on January 19, 2017, our Board of Directors approved an amendment to the Code of Ethics and ZTAC Plan to eliminate the reference to Law 19,885 in connection with political donations and to forbid them under all circumstances. Other than this, there have been no amendments to any provisions of the documents described above. No waivers from any provisions of the Charter Governing Executives, the Employee Code of Conduct, the Code of Ethics, the ZTAC Plan or the

Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officers of the Company in fiscal year 2017.

Item 16C.Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm, as well as the other member firms and their respective affiliates, by type of services for the periods indicated.

Services Rendered	2017	2016
	(in thousands of US$)
Audit fees	3,097	2,670
Audit-related fees(1)(2)	830	5,839
Tax fees(3)	—	30
All other fees (4)	54	—
Total	3,981	8,538

(1)	It relates to recurring audit services for ThUS$ 424 plus services approved by our Directors’ Committee of ThUS$ 406.
(2)

Audit-related fees include audit services related to the 2016 reorganization of ThUS$ 4,565 in 2016. In addition, 2016 audit-related fees include audit services related to the Yankee Bond we issued, totaling ThUS$ 498, the special audit related to debt issuance in Colombia for ThUS$ 216 and the service of verification of sustainability report in Colombia for ThUS$ 79.

(3)	This amount corresponds to tax advice for the purpose of obtaining the tax benefit SUDENE (a benefit promoted by the Superintendence of Development of Northeast in Brazil) for Enel Distribución Ceará.

(4)  This corresponds to audit services related to the corporate merger of Enel Perú.

All of the fees disclosed under audit-related fees and all other fees were pre-approved by the Directors’ Committee pre-approval policies and procedures.

The amounts included in the table above and the related footnotes have been classified in accordance with SEC guidance.

Directors’ Committee Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the OSM. Similarly, the shareholders of our subsidiaries appoint their own external auditors according to applicable law and regulation in each respective country.

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

None.

Item 16F.Change in Registrant’s Certifying Accountant

None.

Item 16G.Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, see “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

Item 16H.Mine Safety Disclosure

Not applicable.

PART III

Item 17.Financial Statements

Not Applicable.

Item 18.Financial Statements

ENEL AMÉRICAS S.A. and Subsidiaries

Index to the Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Report of EY Audit SpA— Enel Américas S.A. 2017, 2016 and 2015	F-1
Report of EY Audit SpA — Enel Américas S.A. — Internal Control Over Financial Reporting 2017	F-3
Report of KPMG Auditores Consultores Ltda. — Enel Generación Chile S.A. 2015	F-5

Consolidated Financial Statements:

Consolidated Statements of Financial Position as of December 31, 2017 and 2016	F-6
Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015	F-8
Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2016, and 2015	F-10
Consolidated Statements of Direct Cash Flows for the years ended December 31, 2017, 2016, and 2015	F-12
Notes to the Consolidated Financial Statements	F-13

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars
AR$	Argentine pesos
CP$	Colombian pesos
R$	Brazilian Reals
Ps$	Peruvian Soles

Item 19.Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Enel Américas S.A., as amended. (*)
8.1	List of Principal Subsidiaries as of December 31, 2017
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
23.1	Consent of EY Audit SpA., an independent registered public accounting firm (Enel Américas S.A.)
23.2	Consent of KPMG Auditores Consultores Ltda., an independent registered public accounting firm (Enel Generación Chile S.A.).

(*) Incorporated by reference to Enel Américas’ Form 20-F for the year ended December 31, 2016.

We will furnish to the Securities and Exchange Commission, upon request, copies of any not filed instruments that define the rights of stakeholders of Enel Américas.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENEL AMÉRICAS S.A.

By:	/s/ Luca D’Agnese
Name:	Luca D’Agnese
Title:	Chief Executive Officer

Date:	April 27, 2018

Enel Américas S.A. and Subsidiaries

Consolidated financial statements as of December 31, 2017 and 2016

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars
AR$	Argentine pesos
CP$	Colombian pesos
R$	Brazilian Reals
PS$	Peruvian Soles

EY Audit SpA Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enel Américas S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Enel Américas S.A. (and subsidiaries) (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and, for 2015, the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

We did not audit the 2015 financial statements of Enel Generación Chile S.A., a wholly-owned subsidiary. The consolidated financial statements of Enel Generación Chile include the financial statements of the following entities, each having been prepared in conformity with their respective local statutory accounting basis: Emgesa S.A. E.S.P (“Emgesa”) and Endesa Argentina S.A. (“Endesa-Argentina”) (both former subsidiaries of Enel Generación Chile), and of Enel Brasil S.A. (“Enel-Brasil”) (a consolidated subsidiary of the Company that was also a 38.64% owned investee of Enel Generación Chile accounted for using the equity method). Except for the amounts included in Enel Generación Chile’s consolidated financial statements relating to Emgesa, Endesa-Argentina and Enel-Brasil, which we subjected to our audit procedures in the context of the consolidated financial statements of Enel Americas, taken as a whole, we did not audit the consolidated financial statements of Enel Generación Chile. The consolidated financial statements of Enel Generación Chile, exclusive of the amounts relating to Emgesa, Endesa-Argentina and Enel-Brasil, reflect total revenues and other operating income constituting 5.5% of the related consolidated totals at December 31, 2015.Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Enel Generación Chile S.A. for 2015, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” and our report dated April 26, 2018 expressed an unqualified opinion thereon.

Change in Functional Currency

As discussed in Note 3 to the consolidated financial statements, the Company has elected to change its presentation currency of its consolidated financial statements, from the Chilean Peso to the United States dollars, which also became its functional currency effective January 1, 2017, as required by International Accounting Standards 21 The Effects of Changes in Foreign Exchange Rates. The consolidated financial statements as of December 31, 2016 and 2015 have been restated for presentation purposes at the applicable exchange rate according to IAS 21. This change has no impact on our audit opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EY Audit SpA.
EY Audit SpA.

We have served as the Company’s auditor since 2011.
Santiago, Chile
April 26, 2018

EY Audit SpA Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enel Américas S.A.

Opinion on Internal Control over Financial Reporting

We have audited Enel Américas S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control— Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Enel Américas S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

As indicated in the accompanying management’s report, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Enel Distribución Goias S.A., which is included in the 2017 consolidated financial statements of the Company and constituted 15.03% and 12.83% of total and net assets, respectively, as of December 31, 2017 and 14.56% and 0.8% of revenues and other income and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Enel Distribución Goias S.A.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated April 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial

Statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ EY Audit SpA.
EY Audit SpA.

Santiago, Chile
April 26, 2018

April 26, 2018KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 2 Las Condes, Santiago, Chile	Teléfono +56 (2) 2798 1000 Fax +56 (2) 2798 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Enel Generación Chile S.A. (Enel Generación Chile) Formerly Named Empresa Nacional de Electricidad S.A. (Endesa−Chile):

We have audited the consolidated statements of comprehensive income, changes in equity, and cash flows of Enel Generación and subsidiaries (the Company) for the year ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Emgesa S.A. E.S.P. and its subsidiaries and Endesa Argentina S.A. and its subsidiaries which are classified as available for distribution, which statements reflect ThCh$ 321,253,877 of the Company’s consolidated profit from discontinued operations for the year ended December 31, 2015. In addition, we did not audit the financial statements of Enel Brasil S.A. classified as available for distribution (a 38.64 percent owner investee company). The Company’s equity in earnings from Enel Brasil S.A. was ThCh$36,473,505 for the year ended December 31, 2015. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Enel Generación Chile and subsidiaries for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

KPMG Auditores Consultores Ltda.

Santiago, Chile

April 29, 2016

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017, 2016 and January 1, 2016

(In thousands of US Dollars – ThUS$)

ASSETS	Note	12-31-2017	12-31-2016 As Restated (*)	01-01-2016 As Restated (*)
		ThUS$	ThUS$	ThUS$

CURRENT ASSETS

Cash and cash equivalents	8	1,472,763	2,689,456	1,668,868
Other current financial assets	9	110,352	136,256	96,123
Other current non-financial assets		195,516	143,435	143,614
Trade and other current receivables	10	2,465,905	1,538,858	1,532,234
Current accounts receivable from related parties	11	7,403	45,620	5,023
Inventories	12	246,089	99,198	133,854
Current tax assets	13	47,393	122,971	66,822
Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners		4,545,421	4,775,794	3,646,538

Non-current assets or disposal groups held for sale or for distribution to owners	6	-	-	7,496,812

TOTAL CURRENT ASSETS		4,545,421	4,775,794	11,143,350

NON-CURRENT ASSETS

Other non-current financial assets	9	1,752,267	1,029,310	689,321
Other non-current non-financial assets		464,501	108,407	109,219
Trade and other non-current receivables	10	712,717	537,212	561,417
Non-current accounts receivable from related parties	11	2,845	360	501
Investments accounted for using the equity method	14	2,747	1,770	43,596
Intangible assets other than goodwill	15	3,682,479	1,810,158	1,381,941
Goodwill	16	713,175	714,758	625,492
Property, plant and equipment	17	8,092,467	7,693,156	7,045,689
Deferred tax assets	18	200,371	180,547	153,944

TOTAL NON-CURRENT ASSETS		15,623,569	12,075,678	10,611,120

TOTAL ASSETS		20,168,990	16,851,472	21,754,470

(*) See Note 3

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017, 2016 and January 1, 2016

(In thousands of US Dollars – ThUS$)

LIABILITIES AND EQUITY	Note	12-31-2017	12-31-2016 As Restated (*)	01-01-2016 As Restated (*)
		ThUS$	ThUS$	ThUS$

CURRENT LIABILITIES

Other current financial liabilities	19	689,768	753,857	968,618
Trade and other current payables	22	3,553,919	2,472,614	2,045,770
Current accounts payable to related parties	11	225,027	166,854	154,750
Other current provisions	23	269,966	179,266	179,254
Current tax liabilities	13	172,638	201,467	200,811
Other current non-financial liabilities		23,017	48,054	55,236
Total current liabilities other than those associated with groups of assets for disposal classified as held for sale		4,934,335	3,822,112	3,604,439

Liabilities associated with disposal groups held for sale or for distribution to owners		-	-	2,739,738

TOTAL CURRENT LIABILITIES		4,934,335	3,822,112	6,344,177

NON-CURRENT LIABILITIES

Other non-current financial liabilities	19	4,349,515	3,580,077	2,601,240
Trade and other non-current payables	22	1,060,338	512,009	399,268
Other long-term provisions	23	660,305	348,454	258,883
Deferred tax liabilities	18	455,311	329,559	326,553
Non-current provisions for employee benefits	24	388,931	341,353	263,702
Other non-current non-financial liabilities		41,748	38,169	28,304

TOTAL NON-CURRENT LIABILITIES		6,956,148	5,149,621	3,877,950

TOTAL LIABILITIES		11,890,483	8,971,733	10,222,127

EQUITY
Issued capital	25.1	6,763,204	9,023,164	10,680,663
Treasury shares	25.1	-	(139,630)	-
Retained earnings		3,583,831	4,023,919	5,809,538
Other reserves	25.5	(3,866,564)	(6,707,819)	(8,004,579)
Equity attributable to shareholders of Enel Américas		6,480,471	6,199,634	8,485,622

Non-controlling interests	25.6	1,798,036	1,680,105	3,046,721

TOTAL EQUITY		8,278,507	7,879,739	11,532,343

TOTAL LIABILITIES AND EQUITY		20,168,990	16,851,472	21,754,470

(*) See Note 3

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2017, 2016 and 2015

(In thousands of US Dollars – ThUS$)

	Note	For the years ended December 31,
STATEMENTS OF PROFIT (LOSS)		2017	2016 (As Restated) (*)	2015 (As Restated) (*)
		ThUS$	ThUS$	ThUS$
Revenues	26	9,591,590	7,051,459	7,129,333
Other operating income	26	948,737	634,674	968,053
Revenues and Other Operating Income		10,540,327	7,686,133	8,097,386
Raw materials and consumables used	27	(5,985,112)	(3,911,769)	(4,241,880)
Contribution Margin		4,555,215	3,774,364	3,855,506
Other work performed by the entity and capitalized	17.b.2 15	173,186	99,449	102,490
Employee benefits expenses	28	(837,984)	(626,102)	(744,907)
Depreciation and amortization expense	29	(648,114)	(473,238)	(489,594)
Impairment loss recognized in the period’s profit or loss	29	(79,748)	(157,078)	(60,808)
Other expenses	30	(943,156)	(817,375)	(746,176)
Operating income		2,219,399	1,800,020	1,916,511

Other gains (losses)	31	5,345	12,141	(10,029)
Financial income	32	293,843	276,457	450,230
Financial costs	32	(869,535)	(773,157)	(588,742)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	14	3,310	2,706	5,091
Foreign currency exchange differences	32	(6,714)	58,934	195,870
Gains (losses) from indexed assets and liabilities	32	-	(1,032)	(14,153)

Income from continuing operations, before taxes		1,645,648	1,376,069	1,954,778
Income tax expenses, continuing operations	18	(519,134)	(531,461)	(799,840)
INCOME AFTER TAX FROM CONTINUING OPERATIONS		1,126,514	844,608	1,154,938
Income after tax from discontinued operations	6.1.II.iii	-	170,263	593,118
NET INCOME		1,126,514	1,014,871	1,748,056
Net income attributable to:
Shareholders of Enel Américas		709,043	566,497	1,010,504
Non-controlling interests	25.6	417,471	448,374	737,552
NET INCOME		1,126,514	1,014,871	1,748,056

Basic and diluted earnings per share

Basic and diluted earnings per share from continuing operations	US$/Share	0.01234	0.00907	0.01275
Basic and diluted earnings per share from discontinued operations	US$/Share	-	0.00232	0.00784
Basic and diluted earnings per share	US$/Share	0.01234	0.01139	0.02059
Weighted average number of shares of common stock		57,452,641,516	49,768,783,340	49,092,772,762

(*) See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2017, 2016 and 2015

(In thousands of US Dollars – ThUS$)

		For the years ended December 31,
STATEMENTS OF COMPREHENSIVE INCOME	Note	2017	2016 (As Restated) (*)	2015 (As Restated) (*)
		ThUS$	ThUS$	ThUS$

Net Income		1,126,514	1,014,871	1,748,056

Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes

Remeasurment (loss) from defined benefit plans	24.2.b	(4,941)	(29,399)	(29,062)

Other comprehensive loss that will not be reclassified subsequently to profit or loss		(4,941)	(29,399)	(29,062)

Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes

Foreign currency translation gains (losses)		(95,501)	214,887	(984,463)
Gains (losses) from available-for-sale financial assets		(829)	976	(676)
Share of other comprehensive income (loss) from associates and joint ventures accounted for using the equity method		-	(20,832)	(844)
Gains (losses) from cash flow hedge		12,723	22,030	(237,444)
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		12	6,701	26,295

Other comprehensive income (loss) that will be reclassified subsequently to profit or loss		(83,595)	223,762	(1,197,132)

Total components of other comprehensive income (loss), before taxes		(88,536)	194,363	(1,226,194)

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss

Income tax related to defined benefit plans		3,694	9,592	9,192

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		3,694	9,592	9,192

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		(5,088)	(6,816)	55,596
Income tax related to available-for-sale financial assets		-	-	-

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		(5,088)	(6,816)	55,596

Total Other Comprehensive Income (Loss)		(89,930)	197,139	(1,161,407)

TOTAL COMPREHENSIVE INCOME		1,036,584	1,212,010	586,649

Comprehensive income attributable to:
Shareholders of Enel Américas		650,731	788,647	221,740
Non-controlling interests		385,853	423,363	364,909
TOTAL COMPREHENSIVE INCOME		1,036,584	1,212,010	586,649

(*) See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For years ended December 31, 2017, 2016 and 2015

(In thousands of US Dollars – ThUS$)

			Changes in Other Reserves
Statement of Changes in Equity	Issued Capital	Treasury Shares	Reserve for Exchange Differences in Translation	Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Amounts recognized in other comprehensive income and accumulated in equity related to non-current assets or groups of assets for disposal classified as held for sale	Total Other Reserves	Retained Earnings	Equity Attributable to Shareholders of Enel Américas	Non-Controlling Interests	Total Equity
Equity at beginning of period 1/1/2017	9,023,164	(139,630)	(2,610,348)	(4,426)	-	217	(4,093,262)	-	(6,707,819)	4,023,919	6,199,634	1,680,105	7,879,739
Increase (decrease) through changes in accounting policies (1)	(2,119,480)	(849)	2,221,406	(6,997)	-	10	728,703	-	2,943,122	(822,793)	-	-	-
Equity at beginning of period 1/1/2017 as restated	6,903,684	(140,479)	(388,942)	(11,423)	-	227	(3,364,559)	-	(3,764,697)	3,201,126	6,199,634	1,680,105	7,879,739
Changes in equity
Comprehensive income:	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss)	-	-	-	-	-	-	-	-	-	709,043	709,043	417,471	1,126,514
Other comprehensive income (loss)	-	-	(65,053)	7,951	(808)	(402)	-	-	(58,312)	-	(58,312)	(31,618)	(89,930)
Comprehensive income	-	-	-	-	-	-	-	-	-	-	650,731	385,853	1,036,584
Dividends	-	-	-	-	-	-	-	-	-	(325,530)	(325,530)	(230,272)	(555,802)
Increase (decrease) from other changes	(140,480)	140,479	-	-	808	-	(44,363)	-	(43,555)	(808)	(44,364)	(37,650)	(82,014)
Total changes in equity	(140,480)	140,479	(65,053)	7,951	-	(402)	(44,363)	-	(101,867)	382,705	280,837	117,931	398,768
Equity at end of period 12/31/2017	6,763,204	-	(453,995)	(3,472)	-	(175)	(3,408,922)	-	(3,866,564)	3,583,831	6,480,471	1,798,036	8,278,507

			Changes in Other Reserves
Statement of Changes in Equity	Issued Capital	Share Premium	Reserve for Exchange Differences in Translation	Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Amounts recognized in other comprehensive income and accumulated in equity related to non-current assets or groups of assets for disposal classified as held for sale (2)	Total Other Reserves	Retained Earnings	Equity Attributable to Shareholders of Enel Américas	Non-Controlling Interests	Total Equity
Equity at beginning of period 1/1/2016 (As Restated)	10,680,663	-	(3,165,288)	(7,649)	-	(256)	(4,659,748)	(171,638)	(8,004,579)	5,809,538	8,485,622	3,046,721	11,532,343
Changes in equity
Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss)	-	-	-	-	-	-	-	-	-	566,497	566,497	448,374	1,014,871
Other comprehensive income (loss)	-	-	554,940	3,223	(13,224)	473	(189)	(2,693)	542,530	-	542,530	129,483	672,013
Comprehensive income	-	-	-	-	-	-	-	-	-	-	1,109,027	577,857	1,686,884
Dividends	-	-	-	-	-	-	-	-	-	(300,696)	(300,696)	(291,001)	(591,697)
Decrease (increase) through other distributions to owners	(3,211,186)	-	-	-	-	-	1,366,382	174,331	1,540,713	(2,038,196)	(3,708,669)	(921,670)	(4,630,339)
Increase (decrease) from other changes	1,553,687	-	-	-	13,224	-	(799,707)	-	(786,483)	(13,224)	753,980	(731,802)	22,178
Increase (decrease) through treasury share transactions	-	(139,630)	-	-	-	-	-	-	-	-	(139,630)	-	(139,630)
Total changes in equity	(1,657,499)	(139,630)	554,940	3,223	-	473	566,486	171,638	1,296,760	(1,785,619)	(2,285,988)	(1,366,616)	(3,652,604)
Equity at end of period 12/31/2016	9,023,164	(139,630)	(2,610,348)	(4,426)	-	217	(4,093,262)	-	(6,707,819)	4,023,919	6,199,634	1,680,105	7,879,739

The accompanying notes are an integral part of these consolidated financial statements.

			Changes in Other Reserves
Statement of Changes in Equity	Issued Capital	Share Premium	Reserve for Exchange Differences in Translation	Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Amounts recognized in other comprehensive income and accumulated in equity related to non-current assets or groups of assets for disposal classified as held for sale (2)	Total Other Reserves	Retained Earnings	Equity Attributable to Shareholders of Enel Américas	Non-Controlling Interests	Total Equity
Equity at beginning of period 1/1/2015 (As Restated)	10,680,663	-	(1,077,153)	(117,185)	-	14	(4,644,824)	-	(5,839,148)	5,380,118	10,221,633	3,423,556	13,645,189
Changes in equity
Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss)	-	-	-	-	-	-	-	-	-	1,010,508	1,010,508	737,555	1,748,063
Other comprehensive income (loss)	-	-	(2,070,832)	(93,078)	(18,561)	(255)	(511)	-	(2,183,237)	-	(2,183,237)	(847,017)	(3,030,254)
Comprehensive income	-	-	-	-	-	-	-	-	-	-	(1,172,729)	(109,462)	(1,282,191)
Dividends	-	-	-	-	-	-	-	-	-	(562,527)	(562,527)	(265,563)	(828,090)
Increase (decrease) from other changes	-	-	(17,303)	202,614	18,561	(15)	(14,413)	(171,638)	17,806	(18,561)	(755)	(1,810)	(2,565)
Total changes in equity	-	-	(2,088,135)	109,536	-	(270)	(14,924)	(171,638)	(2,165,431)	429,420	(1,736,011)	(376,835)	(2,112,846)
Equity at end of period 12/31/2015	10,680,663	-	(3,165,288)	(7,649)	-	(256)	(4,659,748)	(171,638)	(8,004,579)	5,809,538	8,485,622	3,046,721	11,532,343

(1) See Note 3.

(2) See Note 6.1.II.ii.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Direct

For the years ended December 31, 2017, 2016 and 2015

(In thousands of US Dollars – ThUS$)

		For the years ended December 31,
Statements of Direct Cash Flows		2017	2016 (As Restated) (*)	2015 (As Restated) (*)
	Note	ThUS$	ThUS$	ThUS$
Cash flows from (used in) operating activities

Types of collection from operating activities
Collections from the sale of goods and services		12,914,844	10,523,146	13,721,624
Collections from royalties, payments, commissions, and other income from ordinary activities		44,388	50,068	61,700
Collections from premiums and services, annual payments, and other benefits from policies held		26,155	17,088	37,881
Other collections from operating activities		629,627	600,521	906,858
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(6,470,110)	(5,006,113)	(7,446,408)
Payments to and on behalf of employees		(886,921)	(678,825)	(847,035)
Payments on premiums and services, annual payments, and other obligations from policies held		(10,050)	(13,287)	(22,124)
Other payments for operating activities, net	8.f	(3,629,559)	(2,314,081)	(2,402,306)

Cash flows from (used in) operating activities
Income taxes paid		(492,495)	(557,683)	(689,919)
Other outflows of cash		(255,830)	(88,648)	(382,392)

Net cash flows from operating activities		1,870,049	2,532,186	2,937,879

Cash flows from (used in) investing activities
Cash flows from the loss of control of subsidiaries or other businesses		-	-	10,141
Cash flows used to obtain control of subsidiaries or other businesses		(720,401)	(4)	-
Cash flows used in the purchase of non-controlling interests		(80,768)	-	-
Other collections from the sale of equity or debt instruments belonging to other entities		209,535	751,097	604,561
Other payments to acquire equity or debt instruments belonging to other entities		(234,346)	(737,236)	(539,344)
Other payments to acquire stakes in joint ventures		-	-	(3,895)
Loans to related parties		(224,075)	(34,221)	-
Proceeds from the sale of property, plant and equipment		-	103,020	76
Purchases of property, plant and equipment		(682,466)	(824,093)	(1,665,819)
Purchases of intangible assets		(688,160)	(405,894)	(415,357)
Proceeds from the sale of other long-term assets		-	-	2,642
Purchases of other long-term assets		(435,597)	-	-
Payments from future, forward, option and swap contracts		(13,860)	(8,692)	(10,521)
Collections from future, forward, option and swap contracts		52,564	11,013	26,373
Collections from related parties		224,075	252,890	-
Dividends received		1,823	1,750	17,280
Interest received		100,542	126,435	89,696
Other inflows (outflows) of cash, net		11,993	28,977	27,919

Net cash flows used in investing activities		(2,479,141)	(734,958)	(1,856,248)

Cash flows from (used in) financing activities
Payments from changes in ownership interests in subsidiaries that do not result in loss of control		-	-	(3,627)
Payments to acquire or redeem own shares		-	(139,083)	-
Total proceeds from loans	8.g	1,503,047	1,577,694	726,368
Proceeds from long-term loans		1,434,395	1,350,962	161,364
Proceeds from short-term loans		68,652	226,732	565,004
Loans from related parties		257,453	107,004	-
Payment on borrowings	8.g	(1,127,892)	(1,034,434)	(939,255)
Payment on financial lease liabilities	8.g	(46,975)	(30,837)	(30,147)
Payments on loans to related parties		(257,955)	(106,237)	-
Dividends paid		(543,774)	(637,864)	(934,839)
Interest paid	8.g	(343,991)	(360,189)	(407,443)
Other inflows (outflows) of cash, net	8.e	(28,433)	(469,905)	(30,428)

Net cash flows from (used in) financing activities		(588,520)	(1,093,851)	(1,619,371)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		(1,197,612)	703,377	(537,740)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(19,081)	114,071	9,197
Net increase (decrease) in cash and cash equivalents		(1,216,693)	817,448	(528,543)
Cash and cash equivalents at beginning of period	8.c	2,689,456	1,872,008	2,400,551
Cash and cash equivalents at end of period	8.c	1,472,763	2,689,456	1,872,008

(*) See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NotEs TO THE ConsolidaTED FINANCIAL STATEMENTS

6.	NON-CURRENT ASSETS OR DISPOSAL GROUPS HELD FOR SALE OR HELD FOR DISTRIBUTION TO OWNERS AND DISCONTINUED OPERATIONS	F-65
7.	BUSINESS COMBINATION	F-69
8.	CASH AND CASH EQUIVALENTS	F-73
9.	OTHER FINANCIAL ASSETS	F-76
10.	TRADE AND OTHER RECEIVABLES	F-77
11.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES	F-78
11.1	Balances and transactions with related parties	F-79
	a) Receivables from related companies	F-79
	b) Accounts payable to related companies	F-80
	c) Significant transactions and effects on income/expenses:	F-81
11.2	Board of directors and key management personnel	F-83
	a) Accounts receivable and payable and other transactions	F-83
	b) Compensation for directors	F-83
	c) Guarantees given by the Company in favor of the directors	F-85
11.3	Compensation for key management personnel	F-85
	a) Remunerations received by key management personnel	F-85
	b) Guarantees established by the Company in favor of key management personnel	F-86
11.4	Compensation plans linked to share price	F-86
12.	INVENTORIES	F-86
13.	CURRENT TAX ASSETS AND LIABILITIES	F-87
14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	F-88
14.1.	Investments accounted for using the equity method	F-88
15.	INTANGIBLE ASSETS OTHER THAN GOODWILL	F-90
16.	GOODWILL	F-92
17.	PROPERTY, PLANT AND EQUIPMENT	F-93
18.	INCOME TAXES	F-97
	a) Income taxes	F-97
	b) Deferred taxes	F-98
19.	OTHER FINANCIAL LIABILITIES	F-100
19.1	Interest-bearing borrowings	F-100
19.2	Unsecured liabilities	F-105
19.3	Secured liabilities	F-105
19.4	Hedged debt	F-111
19.5	Other information	F-111
20.	RISK MANAGEMENT POLICY	F-112
20.1	Interest rate risk	F-112
20.2	Exchange rate risk	F-112
20.3	Commodities risk	F-113
20.4	Liquidity risk	F-113
20.5	Credit risk	F-114
20.6	Risk measurement	F-114
21.	FINANCIAL INSTRUMENTS	F-115
21.1	Financial instruments, classified by type and category	F-115
21.2	Derivative instruments	F-116
21.3	Fair value hierarchies	F-119
22.	TRADE AND OTHER CURRENT PAYABLES	F-120
23.	PROVISIONS	F-121
24.	EMPLOYEE BENEFIT OBLIGATIONS	F-122
24.1	General information	F-122
24.2	Details, changes and presentation in financial statements	F-122
25.	EQUITY	F-127
25.1	Equity attributable to the shareholders of Enel Américas	F-127
25.2	Foreign currency translation reserves	F-130
25.3	Capital Management	F-131
25.4	Restrictions on subsidiaries transferring funds to the parent	F-131
25.5	Other reserves	F-131
25.6	Non-controlling Interests	F-132
26.	REVENUE AND OTHER OPERATING INCOME	F-133

27.	RAW MATERIALS AND CONSUMABLES USED	F-134
28.	EMPLOYEE BENEFITS EXPENSE	F-134
29.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES	F-134
30.	OTHER EXPENSES	F-135
31.	OTHER GAINS (LOSSES)	F-135
32.	FINANCIAL RESULTS	F-136
33.	INFORMATION BY SEGMENT	F-138
33.1	Basis of segmentation	F-138
33.2	Generation and transmission, distribution and others	F-140
33.3	Segment information by country	F-142
33.4	Generation and Transmission, and Distribution by Country	F-144
34.	THIRD PARTY GUARANTEES, CONTINGENT ASSETS, LIABILITIES, AND OTHER COMMITMENTS	F-148
34.1	Direct guarantees	F-148
34.2	Indirect guarantees	F-148
34.3	Lawsuits and Arbitrations Proceedings	F-149
34.4	Financial restrictions	F-164
34.5	Other Information	F-166
35.	PERSONNEL FIGURES	F-176
36.	SANCTIONS	F-176
37.	ENVIRONMENT	F-177
38.	FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED	F-179
39.	SUBSEQUENT EVENTS	F-181
APPENDIX 1 ENEL AMÉRICAS GROUP ENTITIES:		F-184
APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION:		F-185
APPENDIX 3 ASSOCIATES AND JOINT VENTURES:		F-186
APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT:		F-187
APPENDIX 5 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY:		F-197
APPENDIX 6 ADDITIONAL INFORMATION OFFICIAL BULLETIN No. 715 OF FEBRUARY 3, 2012:		F-201
APPENDIX 6.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:		F-204
APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY:		F-208
APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS:		F-209

 ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(In thousands of US Dollars – ThUS$)

1.	THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Enel Américas S.A. (hereinafter “the Company”) and its subsidiaries comprise the Enel Américas Group (hereinafter “the Group”).

The Company is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered in the securities register of the Financial Market Commission of Chile, hereinafter “CMF”, (formerly known as the Superintendency of Securities and Insurance of Chile, hereinafter “SVS”) under number 175. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter “U.S. SEC”) and its shares have been listed on the New York Stock Exchange since 1993.

The Company is a subsidiary of Enel S.p.A. (hereinafter “Enel”), an entity that owns a 51.8% interest.

The Company was initially created in 1981 under the corporate name of Compañía Chilena Metropolitana de Distribución Eléctrica S.A. Subsequently, on August 1, 1988 the company became Enersis S.A., by means of an amendment to the articles of incorporation. In the context of the restructuring process carried out by the Group (see Note 6.1), on March 1, 2016, as part of the “Spin-Off” stage, the then Enersis S.A. became Enersis Américas S.A. On December 1, 2016, upon completion of the “Merger” stage, the corporate name was changed again and the then Enersis Américas S.A. became Enel Américas S.A. For tax purposes, the Company operates under Chilean tax identification number 94.271.000-3.

As of December 31, 2017, the Group had 11,393 employees. During the year 2017, the Group averaged a total of 11,517 employees. See Note 35 for additional information regarding employee distribution by category and geographic location.

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

The Group’s 2016 consolidated financial statements were approved by the Board of Directors at meeting held on February 24, 2017. The consolidated financial statements were then submitted to the consideration of a General Shareholders’ Meeting held on April 27, 2017, which finally approved the consolidated financial statements.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1Accounting principles

These consolidated financial statements as of December 31, 2017 of the Group, approved by the Company’s Board of Directors at its meeting held on April 26, 2018, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements present fairly the financial position of the Company and its subsidiaries as of December 31, 2017 and 2016 and January 1, 2016, as well as the results of their operations, changes in their equity and their cash flows for the years ended December 31, 2017, 2016 and 2015, and corresponding notes.

These consolidated financial statements have been prepared under going concern assumptions on a historical cost basis except for, those assets and liabilities that are measured at fair value and those non-current assets and disposal groups held for sale, which are recognized at their carrying amount or fair value less cost of disposal, whichever is lower (see Note 4.g and 4.j).

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

These consolidated financial statements are presented in thousands of U.S. dollars (unless otherwise stated) as the U.S. dollar is the functional currency of the Company and the presentation currency of the Group (see Note 3). Foreign operations are incorporated in accordance with the accounting policies stated in Notes 2.7 and 4.m.

2.2New accounting pronouncements

a)	Accounting pronouncements effective from January 1, 2017:

Improvements and Amendments	Mandatory application for annual periods beginning on or after:

Amendment to IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses

The purpose of the amendments to IAS 12 “Income Taxes” is to provide requirements on recognition of deferred tax assets for unrealized losses, and clarify how to account for deferred tax assets related to debt instruments measured at fair value.

January 1, 2017

Amendment to IAS 7: Disclosure Initiative

The amendments to IAS 7 “Statement of Cash Flows” are part of the IASB’s initiative aimed at improving presentation and disclosure of information in the financial statements. The amendments add additional disclosure requirements relating to financing activities in the statement of cash flows. See note 8.g for the disclosures required by this amendment.

January 1, 2017

Annual Improvements to IFRS (2014 – 2016 Cycle)

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in IFRS 12 “Disclosures of Interests in Other Entities”.	January 1, 2017

The amendments and improvements to the standards, which came into effect on January 1, 2017, had no significant effect on the consolidated financial statements of Enel Américas and its subsidiaries.

b)	Accounting pronouncements effective from January 1, 2018, and subsequent periods:

As of the date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

New Standards	Mandatory application for annual periods beginning on or after:

IFRS 9: Financial Instruments	January 1, 2018

IFRS 15: Revenue from Contracts with Customers.	January 1, 2018

IFRS 16: Leases	January 1, 2019

IFRIC 22: Foreign Currency Transactions and Advance Consideration	January 1, 2018

IFRIC 23: Uncertainty over Income Tax Treatments	January 1, 2019

•	IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 that replaces IAS 39 Financial Instruments: Recognition and Measurement, and supersede all previous versions of new standard. The IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The company will adopt the standard on the date of effective application without restating previous periods, recognizing the cumulative effect of its initial application as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate).

The IFRS 9 brings together all three phases of the IASB’s project on financial instruments: (i) classification and measurement, (ii) impairment and (iii) hedge accounting.

Enel Américas carried out a detailed evaluation of the three aspects of the standard and its impact on the Group's consolidated financial statements. This evaluation is based on the information currently available and, therefore, may be subject to changes arising from additional information available during the year 2018.

(i)	Classification and measurement

IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial assets and the business model of the entity. Under this new approach, the four classification categories of IAS 39 are replaced by the following three categories:

-	amortized cost, if the financial assets are held within a business model whose objective is to collect contractual cash flows;
-

Fair value through other comprehensive income, if the financial assets are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; or

-

fair value through profit or loss, a residual category which consists of financial instruments that are not held within any of the two business models previously discussed, including those held for trading and those designatet at fair value on initial recognition.

For financial liabilities, IFRS 9 retains largely the existing requirements in IAS 39, with certain specific modifications, under which most of the financial liabilities are measured at amortized cost, and allowing to designate a financial liability to be measure at fair value through profit or loss, if certain criteria are met.

However, IFRS 9 introduces new requirements for financial liabilities designated at fair value through profit or loss, which states that under certain circumstances, changes in fair value originated by the variation of an entity’s own credit risk will be recognized in other comprehensive income.

Based on the assessment made, the Group considers that the new classification requirements will not have a significant impact on the accounting of its financial assets. Loans and receivables are held to collect contractual cash flows that are solely payment of principal and interest, therefore, they meet the criteria to be measured at amortized cost under IFRS 9. Investments in equity instruments classified as available for sale will continue to be measured at fair value through other comprehensive income, except for those where the cost represents the best estimate of their fair value.

(ii)	Impairment

The new impairment model in IFRS 9 is based on expected credit losses, as opposed to the incurred loss model in IAS 39. Consequently, under IFRS 9 impairment losses will be recognized, generally, earlier than current practice.

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

The standard allows the application of a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset. The Group has chosen to apply this policy for the designated financial assets.

Based on the new methodology for estimating expected credit losses, the Group estimates that the application of the impairment requirements of IFRS 9 does not have a significant impact. For the year ended December 31, 2017 the quantification involves a lower net tax provision of approximately ThUS$2,800 .

(iii)	Hedge Accounting

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

The most significant changes in relation to hedging instruments compared to hedge accounting methodology in IAS 39, is the possibility to defer in other comprehensive income the time value of options, forward points in forward contracts, and foreign currency basis spread, until the hedged item impacts profit or loss.

IFRS 9 also eliminates the current quantitative requirement for hedge effectiveness test, under which the results of the retrospective testing must be within a range of 80-125 percent. This will allow aligning hedge effectiveness with risk management by demonstrating the existence of an economic relationship between the hedging instrument and the hedged item, and furnish the possibility of rebalancing the hedging relationship if the risk management objective remains unchanged. However, the retrospective inefficiency must continue to be valued and recognized in profit and loss.

When initially applying IFRS 9, the Group may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in IFRS 9, until the time the new requirements on macro-hedging are published and adopted. The Group has chosen to apply the new requirements of IFRS 9 on the date of its application.

•	IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15; the Standard is applicable to all contracts with customers, with certain exemptions. The new revenue Standard supersedes all current revenue recognition Standards:

-	IAS 11 Construction Contracts;
-	IAS 18 Revenue;
-	IFRIC 13 Customer Loyalty Programs;
-	IFRIC 15 Agreements for the Construction of Real Estate;
-	IFRIC 18 Transfers of Assets from Customers; and
-	SIC-31 Revenue – Barter Transactions Involving Advertising Services.

The Standard shall be applied for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Group plans to adopt the new Standard on the required effective date using the modified retrospective method. Consequently, the Group will apply IFRS 15 retrospectively only to those contracts in force on January 1, 2018, recognizing the cumulative effect of initially applying the Standard as an adjustment to the opening balance of retained earnings (or another category of equity, if appropriate) on January 1,2018.

This new Standard introduces a general framework for recognition and measurement of revenue, based on the core principle that revenues are recognized for an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring promised goods or services to customers. This core principle shall be applied using a five-step approach to revenue recognition: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contracts; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 requires more detailed disclosures than the current requirements to provide further information about the nature, amount, timing and certainty of revenue and cash flows derived from contracts with customers. The disclosure requirements represent a important change as compared to current practice and increase significantly the volume of disclosures to be included in the Group’s financial statements.

In April 2016, the IASB issued amendments to IFRS 15 to clarify certain requirements and to provide additional practical expedients for transition. The amendments are mandatorily effective on the same date as the Standard, i.e., January 1, 2018.

The Group carried out an implementation project to identify and measure the potential impact of applying IFRS 15 on its consolidated financial statements. The project included the identification of all revenue streams of Enel Chile and its subsidiaries, use of our knowledge of the customary business practices, a comprehensive evaluation of each type of contract with clients and determining the methodology for recognizing revenue under existing Standards. The assessment was performed with an special focus on those contracts with key aspects under IFRS 15 and the specific characteristics of interest to the Group, such as: identifying contractual obligations; contracts with multiple deliverables and recognition timing; contracts with variable compensation; significant financing component; analysis of principal versus agent; existence of service guarantees; and recognition of costs of obtaining and fulfilling a contract.

The Enel Américas Group participates in the electrical energy Generation, Transmission and Distribution businesses, and related activities. Based on the nature of the goods and services offered and the characteristics of its revenue streams, the Group does not expect that application of IFRS 15 will have a material impact on the consolidated financial statements of Enel Américas and subsidiaries for the following reasons:

-

Sales and transportation of electricity: The main source of revenue of Enel Américas is from the sale of a series of goods and services whose control is transferred over time, since the client receives and consults simultaneously receives and consumes the benefits provided by the Group. According to the criteria under IFRS 15, the Group will continue to recognizing revenue over time, instead of at a given moment in time.

-

Construction contracts: Revenue from construction works in progress is recognized over time based on the stage of completion. The Group concluded under IFRS 15, that these contracts meet the criteria of performance obligations satisfied over time, since the customer controls the assets as the assets are created and enhanced. Therefore, the Standard will not change the timing or the amount of revenue recognized pursuant to these construction contracts.

-

Sale of other goods and services: Crrespond mainly to the sale of supplementary electrical-related goods and services whose control is transferred to the customer at a point in time. Revenue is recognized when the control of the good or service has been transferred to the customer, i.e. when the customer obtains substantially all from the benefits of the asset and the ability to direct its use. Application of the Standard will not change the calendar or the amount of revenue recognized pursuant to these agreements.

The Group assessing the necessary changes and improvements in the systems, internal controls, policies and procedures, in order to meet the new disclosure requirements of IFRS 15.

•	IFRS 16 - Leases

IFRS 16 was issued by the IASB in January 2016, and establishes principles for the recognition, measurement, and presentation of leases and its associated disclosuresThe new Standard replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Standard is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Group does not plan to adopt the Standard early.

Although IFRS 16 substantially retains the definition of a lease in IAS 17, the main change is the incorporation of the “control” concept within the new definition. In relation to the accounting treatment for a lessee and a lessor, the new Standard states the following:

i)

Lessee accounting under IFRS 16 requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. Consequently, at the commencement date of a lease contract, the lessee will recognize in the statement of financial position a right-of-use asset and a liability for future lease payments to be made, and in the statement of profit or loss the depreciation expense of the asset separately from the interest related to the liability. The Standard includes two optional recognition exceptions for leases of low value items and short-term leases.

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

The Group is assessing the potential impact of the future application of IFRS 16 on its consolidated financial statements. The quantitative effect will depend on, among others aspects, the chosen transition method, the extent to which the Group uses the practical expedients and recognition exemptions, and any additional lease contract entered into by the Group in the future. The Group expects to disclose its transition method selected and quantitative information before the initial application of the Standard.

•	IFRIC 22 – Foreign Currency Transactions and Advance Consideration

This Interpretation clarifies the date of the transaction for purposes of determining the exchange rate to use in foreign currency transactions when the consideration is paid or received before recognizing related revenues, expenses or assets. For this purpuses, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

The Interpretation is effective for annual periods beginning on or after January 1, 2018. Early application is permitted.

The Group expects that this new Interpretation will no have a material effect on the consolidated financial statements of Enel Américas and its subsidiaries.

•	IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 to clarify the application of recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. The interpretation specifically addresses the following: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.

The interpretation is effective for annual periods beginning on or after January 1, 2019. Early application is permitted.

The Group’s management is currently assessing the potential impact that IFRIC 23 will have on its consolidated financial statements on its initial application.

Improvements and Amendments	Mandatory application for annual Periods beginning on or after:

Annual Improvements to IFRS (Cycles 2014-2016)

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in the following Standards: IFRS 1 “First-time Adoption of IFRS and IAS 28 “Investments in Associates and Joint Ventures”.

January 1, 2018
Amendment to IFRS 2: Classification and Measurement of Share-based Payment Transactions

The amendments provide specific accounting requirements for: (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

January 1, 2018

Amendments to IAS 40: Transfers of investment property

The IASB issued this amendment to clarify that a change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use and not a sufficient reclassification criteria.

January 1, 2018

Amendments to IFRS 9: Prepayment features with negative compensation

The amendments allow entities to measure prepayable financial assets with negative compensation at amortized cost or at fair value through other comprehensive income upon compliance of certain specific condition, instead of being measured at fair value through profit or loss.

January 1, 2019

Amendments to IAS 28: Long-term interests in Associates and Joint Ventures

The IASB issued these amendments to clarify that an entity that applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

January 1, 2019

Annual Improvements to IFRS (Cycle 2015-2017)

Annual improvements correspond to a series of limited scope amendments that clarify the wording in an IFRS Standard or correct relatively minor oversights or conflicts between existing requirements of IFRS Standards: IFRS 3 “Business combination”, IFRS 11 “Joint arrangements”, IAS 12 “Income taxes” and  IAS 23 “Borrowing costs”.

January 1, 2019

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

Effective date deferred indefinitely.

In Management´s opinion, the application of the foregoing amendments and annual improvements is not expected to have a significant effect on the consolidated financial statements of Enel Américas and its subsidiaries.

2.3Responsibility for the information, judgments and estimates provided

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

The most important areas where critical judgment was required are:

-

In a service concession agreement, the decision as to whether a grantor controls or regulates which services the operator should provide, to whom and at what price. These are essential factors when applying IFRIC 12 (see Note 4.c.1).

-	The identification of Cash Generating Units (CGU) for impairment testing (see Note 4.d).
-	The hierarchy of inputs used to measure assets and liabilities at fair value (see Note 4.g).
-	The determination of the functional currency of the Group (see Note 3)

The estimates refer basically to:

-	The valuations performed to determine the existence of impairment losses among assets and goodwill (see Note 4.d).
-	The assumptions used to calculate the post-employment defined benefit obligations to employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 4.l.1 and 24).
-	The useful lives of property, plant and equipment and intangible assets (see Notes 4.a and 4.c).
-	The assumptions used to calculate the fair value of financial instruments (see Notes 4.g and 21).
-	Energy supplied to customers whose meter readings are pending.
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

-	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 4.l).
-	Future disbursements for the closure of facilities and restoration of land, as well as the discount rates to be used (see Note 4.a).
-

The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and other estimates that have been used as the basis for recording different balances related to income taxes in these consolidated financial statements (see Note 4.o).

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

2.4Subsidiaries

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

The Group will reevaluate whether or not it controls a subsidiary if the facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Subsidiaries are consolidated as described in Note 2.7.

Appendix 1. “Enel Américas Group Entities” to these consolidated financial statements describes the relationship of the Company with each of its subsidiaries.

2.4.1	Changes in the scope of consolidation

On March 1, 2016, as part of the corporate reorganization and as a result of the spin-off described in Note 6.1, all subsidiaries that were part of the generation and distribution businesses in Chile have been deconsolidated, which are detailed in Appendix 2. The effects of this transaction in the consolidated financial statements of Enel Américas  are described in Note 6.1.

On October 1, 2016, the merger by incorporation of our Colombian subsidiary Codensa S.A. E.S.P. (the “surviving company”) with Distribuidora Eléctrica de Cundinamarca S.A. E.S.P. and Empresa de Energía de Cundinamarca S.A. E.S.P. (the “merged entities”) was completed, both of which until the merger date were considered joint ventures. The effects of this transaction in the consolidated financial statements of Enel Américas  are described in Note 7.1.

During the first quarter of 2017, our subsidiary Enel Brasil S.A. aquired 99.88% of the shares of CELG Distribuição S.A. The impact of this transaction and other information related to this acquisition on the consolidated financial statement of Enel Américas, are detailed in Note 7.2.

On October 4, 2017, Enel Brasil S.A. created EGP Projeto I. On November 30, 2017, it was awarded a concession of 30 years of Volta Grande (See Note 4.c.1 and Note 9).

2.4.2	Consolidated companies with an economic equity interest of less than 50%

Although the Group holds a 48.41% equity interest in Codensa S.A. E.S.P. and a 48.48% equity interest in Emgesa S.A. E.S.P., they are considered as subsidiaries since the Company exercises control over these entities through contracts or agreements with shareholders, or as a consequence of their structure, composition and shareholder classes. The Group holds 57.15% and 56.43% of the voting shares of Codensa and Emgesa, respectively.

2.5Investments in associates

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

Associates are incorporated to the consolidated financial statements using the equity method, as described in Note 4.h.

Appendix 3. “Associates and Joint Ventures” to these consolidated financial statements describes the relationship of the Company with each of these companies.

2.6Investments in joint arrangements

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the parties, joint arrangements are classified as:

-

Joint ventures: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are incorporated to the consolidated financial statements using the equity method, as described in Note 4.h.

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

2.7Basis of consolidation and business combinations

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
3.	The financial statements of Group companies with functional currencies other than the U.S. dollar are translated as follows:
a.	For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.
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
d.

Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses)” within the consolidated statement of comprehensive income in Other comprehensive income (see Note 25.2).

4.	Balances and transactions between consolidated companies were fully eliminated in the consolidation process.
5.

Changes in interests in subsidiaries that do not result in obtaining or losing control are recognized as equity transactions, and the carrying amount of the controlling and non-controlling interests is adjusted to reflect the change in relative interest in the subsidiary. Any difference that may exist, between the value for which a non-controlling interest is adjusted and the fair value of a compensation paid or received, is recognized directly in equity attributable to shareholders of Enel Américas.

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

Any difference between the assets and liabilities contributed to the consolidation and the compensation given is recorded directly in equity as a debit or credit to Other reserves. The Group does not apply retrospective accounting recognition of business combinations of entities under common control.

3.  CHANGE OF FUNCTIONAL CURRENCY AND PRESENTATION CURRENCY

As a result of the corporate reorganization process completed in 2016, the primary economic environment and generation and use of cash flows of Enel Américas became mainly denominated in U.S. dollars. Consequently, effective on January 1, 2017, Enel Américas changed both its functional currency and the presentation currency of its consolidated financial statements from the Chilean peso (“Ch$”) to the U.S. dollar (“US$”).

Enel Américas is a holding company that does not undertake any material operating activities of its own. Therefore, the indicators in IAS 21.9 are not the most relevant factors in determining the functional currency of the Company.

In consideration of the indicators in IAS 21.10, the Company determined that the new financing activities, the future currency change of issued capital and equity accounts and the change in the currency in which cash and cash equivalents are retained, were relevant factors indicating that the Ch$ will not be the currency to reflect the principal economic environment in which the Company will generate and expend its cash. Consequently, the Company determined that the economic events and those that occurred as a result of the corporate reorganization process completed in 2016, provided in its judgment, sufficient evidence to support that there was a change to the underlying transactions, events and conditions previously considered to determine the Company’s functional currency. Accordingly, in accordance with IAS 21.36, the Company determined that the US$ is the new functional currency that will most faithfully reflect the underlying transactions, events and conditions relevant to the Company following the corporate restructuring process.

Under IAS 21.35, when there is a change in an entity's functional currency, the entity should apply the translation procedures applicable to the new functional currency prospectively from the date of the change. The Company, based on its judgment and considering that the underlying transactions, events and conditions that justify the change in its functional currency have developed gradually, and those of greater relevance took place towards the end of fiscal year 2016 and beginning of fiscal year 2017, it has decided due to practical expedient, to apply the translation procedures applicable to the new functional currency prospectively beginning on January 1, 2017.

This change in functional currency was accounted for prospectively from the date of the change by translating all items of the financial statements into the new functional currency, using the exchange rate of $669.47 CLP/USD at the date of the change.

The change in the presentation currency was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency of the consolidated financial statements. Consequently, comparative figures for years prior to the effective date of January 1, 2017 have been restated to the new presentation currency in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. The consolidated statements of comprehensive income and the cash flows for the years ended December 31, 2016 and 2015 have been restated to the presentation currency using the average exchange rates. The consolidated statements of financial position as of December 31, 2016 and January 1, 2016 have been translated into US$ using the closing exchange rates of $669.47 Ch$/US$ and $710.16 Ch$/US$, respectively. Issued capital, retained earnings and other reserves within equity have been translated using the historical exchange rates.

All of resulting exchange differences have been recognized in equity under the reserve for exchange differences in translation.

The change in the functional currency of Enel Américas S.A. was approved by the Extraordinary Shareholders’ Meeting held on April 27, 2017, amending article five of its by-laws in order to re-denonimate its issued capital into U.S. dollars.

Statement of Financial Position as of December 31, 2016 and January 1, 2016:

	12-31-2016		01-01-2016
Statement of Finantial Position	As reported	As Restated	As reported	As Restated
	ThCh$	ThUS$	ThCh$	ThUS$

Cash and cash equivalents	1,800,510,297	2,689,456	1,185,163,344	1,668,868
Other current assets	1,396,740,564	2,086,338	1,404,462,485	1,977,670
Non-current assets or disposal groups held for sale or held for distribution to owners	-	-	5,323,935,881	7,496,812
Non-current Assets	8,084,304,645	12,075,678	7,535,592,681	10,611,120

TOTAL ASSETS	11,281,555,506	16,851,472	15,449,154,391	21,754,470

Other current liabilities	2,558,790,354	3,822,112	2,559,728,698	3,604,439
Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	-	-	1,945,652,102	2,739,738
Other non-current financial liabilities	2,396,753,894	3,580,077	1,847,296,592	2,601,240
Other non-current liabilities	1,050,762,685	1,569,544	906,668,619	1,276,710

TOTAL LIABLITIES	6,006,306,933	8,971,733	7,259,346,011	10,222,127

Issued capital	4,621,809,178	6,903,684	5,804,447,986	10,680,663
Treasury shares	(94,046,713)	(140,479)	-	-
Retained earnings	2,143,057,158	3,201,126	3,380,661,523	5,809,538
Other reserves	(2,520,350,733)	(3,764,697)	(3,158,960,224)	(8,004,579)
Equity attributable to shareholders of Enel Américas	4,150,468,890	6,199,634	6,026,149,285	8,485,622

Non-controlling interests	1,124,779,683	1,680,105	2,163,659,095	3,046,721

TOTAL EQUITY	5,275,248,573	7,879,739	8,189,808,380	11,532,343

TOTAL LIABILITIES AND EQUITY	11,281,555,506	16,851,472	15,449,154,391	21,754,470

Statements of Comprehensive Income for the years ended December 31, 2016 and 2015:

	12-31-2016		12-31-2015
Comprehensive Income	As reported	As Restated	As reported	As Restated
	ThCh$	ThUS$	ThCh$	ThUS$
Total Revenue and Other Operating Income	5.197.285.970	7.686.133	5.301.439.578	8.097.386
Raw materials and consumables used	(2.645.098.805)	(3.911.769)	(2.777.201.512)	(4.241.880)
Contribution Margin	2.552.187.165	3.774.364	2.524.238.066	3.855.506
Operating income	1.217.155.025	1.800.020	1.254.758.486	1.916.510
Income before taxes	930.483.597	1.376.069	1.279.812.171	1.954.777
Income tax expense, discontinued operations	(359.368.522)	(531.461)	(523.663.212)	(799.840)
NET INCOME FROM CONTINUING OPERATIONS	571.115.075	844.608	756.148.959	1.154.938
Net income from discontinued operations	115.130.387	170.263	388.320.526	593.118
NET INCOME	686.245.462	1.014.871	1.144.469.485	1.748.056
Other Comprehensive Income	133.302.988	197.139	(760.384.644)	(1.161.407)
TOTAL COMPREHENSIVE INCOME	819.548.450	1.212.010	384.084.841	586.649

Net income attributable to:
Shareholders of Enel Américas	383.059.534	566.497	661.586.917	1.010.504
Non-controlling interests	303.185.928	448.374	482.882.568	737.552
NET INCOME	686.245.462	1.014.871	1.144.469.485	1.748.056

Comprehensive income attributable to:
Shareholders of Enel Américas	533.275.016	788.647	145.175.235	221.740
Non-controlling interests	286.273.434	423.363	238.909.606	364.909
TOTAL COMPREHENSIVE INCOME	819.548.450	1.212.010	384.084.841	586.649

Basic and diluted earnings per share
Basic and diluted earnings per share from continuing operations	6,1300	0,00907	8,3500	0,01275
Basic and diluted earnings per share from discontinued operations	1,5700	0,00232	5,1300	0,00784
Basic and diluted earnings per share	7,7000	0,01139	13,4800	0,02059
Weighted average number of shares of common stock	49.768.783.340	49.768.783.340	49.092.772.762	49.092.772.762

Cash flows for the years ended December 31, 2016 and 2015:

	12-31-2016		12-31-2015
Cash Flows	As reported	As Restated	As reported	As Restated
	ThCh$	ThUS$	ThCh$	ThUS$
Net cash flows from operating activities	1,712,239,472	2,532,186	1,923,450,602	2,937,879
Net cash flows used in investing activities	(496,971,516)	(734,958)	(1,215,299,048)	(1,856,248)
Net cash flows from (used in) financing activities	(739,651,393)	(1,093,851)	(1,060,214,379)	(1,619,371)
Net increase (decrease) in cash and cash equivalents before effect of Exchange rate changes	475,616,563	703,377	(352,062,825)	(537,740)
Effect of exchange rate changes on cash and cash equivalents	(4,531,455)	114,071	(23,287,179)	9,197
Net increase (decrease) in cash and cash equivalents	471,085,108	817,448	(375,350,004)	(528,543)
Cash and cash equivalents at beginning of period	1,329,425,189	1,872,008	1,704,775,193	2,400,551
Cash and cash equivalents at end of period	1,800,510,297	2,689,456	1,329,425,189	1,872,008

4.	ACCOUNTING POLICIES APPLIED

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

-

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds twelve months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment (see Note 17.b.1).

-	Employee expenses directly related to construction in progress (see Note 17.b.2).
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

The following table sets forth the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful life

Buildings	10 – 85
Plant and equipment	10 – 85
IT equipment	3 – 15
Fixtures and fittings	3 – 75
Motor vehicles	5 –20

Additionally, the following table sets forth more details on the useful lives of plant and equipment items:

Categories of Property, plant and equipment	Years of estimated useful life

Generating plant and equipment:
Hydroelectric plants
Civil engineering works	10 – 85
Electromechanical equipment	10 – 60
Coal/Fuel power plants	10 – 40
Combined cycle power plants	10 – 50
Distribution plant and equipment:
High-voltage network	15 – 50
Low- and medium-voltage network	30 – 50
Measuring and remote control equipment	10 – 30
Primary substations	20 – 40

Land is not depreciated since it has an indefinite useful life.

Regarding the administrative concessions held by the Group’s electric companies, the following table lists the remaining periods until expiration of the concessions that do not have an indefinite term:

Concession holder and operator
	Country	Year concession started	Concession Term	Remaining period to expiration

Empresa Distribuidora Sur S.A. - Edesur (Distribution)	Argentina	1992	95 years	70 years
Enel Generación El Chocón S.A. (Generation)	Argentina	1993	30 years	6 years
Transportadora de Energía S.A. (Transmission)	Argentina	2002	85 years	70 years
Compañía de Transmisión del Mercosur S.A. (Transmission)	Argentina	2000	87 years	70 years
EGP Cachoeira Dourada S.A. (Generation)	Brazil	1997	30 years	10 years
Central Generadora Termoeléctrica Fortaleza S.A (Generation)	Brazil	2001	30 years	14 years
Enel CIEN S.A. (CIEN - Line 1)	Brazil	2000	20 years	2 years
Enel CIEN S.A. (CIEN - Line 2)	Brazil	2002	20 years	4 years

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

The Group’s management analyzed the specific contract terms of each of the aforementioned concessions, which vary by country, business activity and jurisdiction, and concluded that, with the exception of Enel CIEN, there are no determining factors indicating that the grantor, which in every case is a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for the services. These requirements are essential for applying IFRIC 12, Service Concession Arrangements, an interpretation that establishes how to recognize and measure certain types of concessions (see Note 4.c.1 for concession agreements within the scope of IFRIC 12).

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

b)Goodwill

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

Goodwill arising from acquisition of companies with functional currencies different from the functional currency of the parent is measured in the functional currency of the acquired company and translated to US Dollar using the exchange rate effective as of the date of the statement of financial position.

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators, the Company estimates whether any impairment has reduced its recoverable amount to an amount less than carrying amount and, if so, it is immediately adjusted for impairment (see Note 4.d).

c)Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of accumulated amortization and impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of December 31, 2017, 2016 and January 1, 2016, there were no significant amounts in intangible assets with an indefinite useful life.

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

The Group recognizes the contractual obligations assumed for maintenance of the infrastructure during its use, or for its return to the grantor at the end of the concession agreement within the conditions specified in the agreement, as long as it does not involve an activity that generates income, in accordance with the Group’s accounting policy to recognized provisions (see Note 4.I).

Finance expenses attributable to the concession agreements are capitalized based on criteria established in a) above, provided that the operator has a contractual right to receive an intangible asset.

The Company’s subsidiaries that have recognized an intangible asset and/or a financial asset from their service concession agreements are the following:

Concession holder and operator	Country	Year concession started	Concession term	Period remaining to expiration
Enel Distribución Río S.A. (ex – Ampla) (Distribution) (*)	Brazil	1996	30 years	9 years
Enel Distribución Ceará S.A. (ex Coelce) (Distribution) (*)	Brazil	1997	30 years	10 years
CELG Distribuição S.A. (Distribution) (*)	Brazil	2015	30 years	28 years
EGP Projetos I (Volta Grande) (**)	Brazil	2017	30 years	30 years

(*) An intangible asset and financial asset available for sale, given that part of the rights acquired by these subsidiaries are unconditional (See Notes 4.f.1 and Note 9).

(**) Considering that all of the rights acquired by this subsidiary are unconditional, only a financial asset available for sale has been recognized for this concession (See Note 2.4.1, Note 4.f.1 and Note 9).

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

d)Impairment of non-financial assets

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

Recoverable amount is the higher of fair value less costs of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of Property, plant, and equipment, as well as of goodwill, and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate value in use, the Group prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of a CGU’s revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in neither case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Company operates. As of December 31, 2017 and 2016, the rates used to extrapolate the projections were as follows:

These cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and the risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.

Country	Currency	Growth rates
		12-31-2017	12-31-2016
Argentina	Argentine peso	11%	11.1%
Brazil	Brazilian Reals	4.2%	4.6% - 5.9%
Peru	Peruvian sol	2.5%	3.2% - 4.5%
Colombia	Colombian peso	3.4%	3.8% - 3.8%

The following are the pre-tax discount rates applied as of December 31, 2017 and 2016, expressed in nominal terms:

Country	Currency	December 31, 2017		December 31, 2016
		Minimum	Maximum	Minimum	Maximum
Argentina	Argentine pesos	25.5%	39.6%	29.8%	40.6%
Brazil	Brazilian Reals	9.7%	21.1%	11.0%	21.8%
Peru	Peruvian Soles	7.7%	11.1%	7.2%	11.5%
Colombia	Colombian pesos	8.7%	11.0%	10.0%	10.7%

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

e)Leases

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

f)Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one entity and a financial liability or equity instrument in another entity.

f.1) Financial assets other than derivatives

The Group classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using the equity method (see Notes 4.h and 14) and non-current assets held for sale (see Note 4.j), into four categories:

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

-

In the case of receivables of a financial nature, that are included in the “Loan and receivables” and “Investment held-to-maturity”, impairment is determined on a case-by-case basis and is measured as the difference between the carrying amount and the present value of the future estimated cash flows discounted at the original effective interest rate (see Notes 9 and 21).

-	For financial investments available-for-sale, the criteria for impairment applied are described in Note 4.f.1.

f.4) Financial liabilities other than derivatives

Financial liabilities are recognized based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost, using the effective interest method (see Note 4.f.1).

In the particular case that a liability is the hedged item in a fair value hedge, as an exception, such liability will be measured at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both when it is recorded in the statement of financial position and for fair value disclosure purposes as shown in Note 21, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

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

Transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 4.f.1).

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

Subsequently to initial recognition, financial guarantee contracts are measured at the higher of:

-	the amount of the liability determined under the accounting policy described in Note 4.l; and
-	the amount of the asset initially recognized less, if appropriate, any accumulated amortization recognized in accordance with the revenue recognition accounting policy (see Note 4.p).

g)Measurement of fair value

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

Assets and liabilities measured at fair value are shown in Note 21.3.

h)Investments accounted for using the equity method

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

i)Inventories

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

k)Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and measured at acquisition cost.

Gains and losses from the disposal of treasury shares are recognized directly in “Equity – Retained earnings”, without affecting profit or loss for the period.

l)Provisions

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

m)Translation of balances in foreign currency

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

The Group has established a policy to hedge the portion of revenue from its subsidiaries that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are recognized, net of taxes, as a component of other comprehensive income in the “Gains (losses) from cash flow hedge” line item and reclassified to profit or loss when the hedged cash flows impact profit or loss. This term has been estimated at ten years.

n)Current/non-current classification

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

When the Company has any obligations that mature in less than twelve months but can be refinanced over the long term at the Company’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as long-term liabilities.

o)Income taxes

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

p)Revenues and expense recognition

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

q)Earnings per share

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

r)Dividends

Article 79 of the Chilean Corporations Act 18,046 establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the Company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

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

s)Share issuance costs

Share issuance costs, only when they represent incremental expenses directly attributable to the transaction, are recognized directly in net equity as a deduction from “Share premiums,” net of any applicable taxes. If the share premium account has a zero balance or if the costs described exceed the balance, they are recognized in “Other reserves.”

t)Statement of cash flows

The statement of cash flows reflects changes in cash and cash equivalents that took place during the period, determined with the direct method. It uses the following expressions and corresponding meanings:

-	Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.
-	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.
-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

5.	SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

a)Regulatory framework

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

It was in this context that the government announced in 2012 its plan to change the current regulatory framework to one based on an average cost scheme.

Resolution No. 95/2013 was published in March of 2013, significantly changing the system for generators’ remunerations and setting new prices for capacity depending on the type of technology used and availability. It also set new values for paying for non-fuel variable costs, as well as additional remuneration for energy generated.

In May 2013, the Group’s generating companies (Enel Generación Costanera, Enel Generación El Chocón and Dock Sud) accepted the terms of SE Resolution No. 95/2013.

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

The values of SE Resolution 95/2013 were updated on a annual basis by SE Resolutions 529/2014, 482/2015 and SEE Resolution 22/2016. SE Resolution 529/2014 created a remuneration for non-recurring maintenance for the steam-electric power plants, and SE Resolution 482/2015 provided remuneration for non-recurring maintenance also to hydroelectric power stations. In addition, Resolution 482/2015 created a a new charge of 15.8 AR$/MWh for steam-electric power plants and 6.3 AR$/MWh for hydroelectric power stations, in order to finance investments, applicable from February, 2015 to December, 2018 only for those generating companies participating in the project.

On March 22, 2016, the SE through Resolution No. 21/16, requested bids to offer new capacity for thermal generation for the summer 2016/17, winter 2017 and summer 2017/18 periods. The resolution stated that the offer cannot include, as of the date the resolution was published, pre-existing generation units already interconnected to the Argentine Interconnection System (“SADI” in its Spanish acronym) or capacity that was already offered in other agreements. The five (5) – ten (10) year contract will be entered into with CAMMESA as a representative of Wholesale Electricity Market (“MEM”) agents and monthly remuneration for capacity will be in US$ per MW, while energy generated with each fuel will be in US$  per MWh, as the payment priority equivalent to that of payment for liquid fuel. The supply and recognition of fuel costs will be based on current regulations, as appropriate. The minimum capacity at each interconnection node must not be less than 40MW and preferably must be of dual capacity for fuel consumption, with specific maximum consumption of up to 2,500 kcal/kWh. CAMMESA will make known the expected locations for generation between 50MW to 150MW. The order of priority for the offers was based on increasing costs, therefore, the assessment formulas must be made available to the bidders.

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

On November 16, 2016, by means of Secretariat of Electrical Energy (“SEE”) Resolutions 420-16 and 455-16, the SE summoned those entities interested in developing infrastructure projects that contribute in the reduction of costs in the MEM and to increase the reliability of the Argentinean Power Grid, to express their interest, considering in particular the contribution of the preliminary plans presented with responsibility in supplying fuel for generating electrical energy. Enel Group presented two projects located on the premises of Enel Generación Costanera, for 350 MW and 415 MW. The specifications for the new combined cycles are expected to be issued in the next few months, to close the bidding process during Spring of 2017. On the other hand, by means of SEE Resolution 287 - E/2017 of May 10, 2017, the SEE instructed CAMMESA to summon all interested parties to submit their proposals (Stage I) for a new thermal generating plant with (a) combined cycle closure or (b) cogeneration technology, with the commitment to be available to meet the demands of the MEM, attaching the respective specifications and terms and conditions. 40 projects were submitted for a total of 4,597 MW. On September 25, 2017, SEE Resolution 820 was published awarding 506 MW at an average price of 17,769 US$/MW-month and instructing CAMMESA to invite the remaining technically accepted proposals to improve their proposal, with a submission deadline on October 6 and the award on October 13, 2017, so that CAMMESA could send its analysis to the SEE.

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

In relation to hydroelectrial power plants, a new scheme is defined to assess energy capacity, which is based on actual energy capacity available (that will result in a higher value for capacity than under prior regulations). Likewise, a base is defined for the price of energy capacity, a second for the period from May 2017 to October 2017, and a third from November 2017.

The remuneration values under Resolution No. 19/2017 are denominated in U.S. dollars and will be translated to Argentine pesos using the last business day exchange rate published by the Argentine Central Bank, and will be effective for the term established in CAMMESA’s procedures. Subsequently, the SEE established that the conversion rate to be used to translate to Argentine pesos should correspond to the spot exchange rate from the day before the transaction due date, starting from November 2017.

SEE Resolution 1085/17 amends the payment process to agents for the transportation system as of December 1, 2017 (the transporter’s remuneration does not change as it was set in the RTI). Synthetically it stipulates:

•	The costs associated with the transportation remuneration will be distributed proportionately in accordance with the demand.
•	The Generating Agents will only pay charges from direct connection.
•	Instructs CAMMESA to propose, in the next 90 days. All necessary changes in order to implement the procedures (MEM regulations).

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

These regulatory mechanisms ensure the creation of regulatory assets/liabilities, whose rate adjustment for deficits in 2014 will take place in the tariff adjustments starting in 2015 (March for Enel Distribución Río S.A. (formerly Ampla) and April for Enel Distribución Ceará S.A. (formerly Coelce)). This mechanism has existed since 2001, and is called the Compensation Clearing Account - Part A (Cuenta de Compensación de Valores – Parte A, “CVA”). They aimed to maintain consistent operating margins for the dealer by allowing tariff revenue due to the costs of Part A.

The Compensation Clearing Account (“CVA” for its acronym in Portuguese) helps maintain stability in the market and enables the creation of deferred costs, which is compensated through tariff adjustments based on the fees necessary to compensate for deficits the previous year.

On December 10, 2014, an addendum was signed to the concession contract for distributors in Brazil  Enel Distribución Río S.A. and Enel Distribución Ceará S.A., which allows these regulatory assets (CVA’s and others) to be included in indemnitee assets at the end of the concession, and if this is not possible over time, it allows compensation through tariffs. Therefore, the recognition for these regulatory assets/liabilities is allowed under IFRS.

Brazil experienced drought conditions throughout 2014. In November 2014, the system reached the maximum risk of energy rationing. The average reservoir levels were 1% lower than at the last rationing. However, the government stated that there was no risk to supply.

The government created the ACR account to cover the additional energy costs through bank loans to be paid within two years through the tariff. Distributors had used approximately R$ 18,000 millions (approximately ThUS$ 5,283 million) from the ACR account by December 31, 2014. However, this was not sufficient to cover the shortfall. In March 2015, a new loan was approved against the ACR account to cover the shortfall of November and December 2014. In addition, an extension in the payment period was approved for all loans, which currently will have to be paid in 54 months from November 2015.

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

As of February 1, 2016, the Red flag was separated into two levels – R$3.00 and R$4.50 – applicable to a consumption of 100kWh. Also, the Yellow flag value was reduced from R$2.5 to R$1.5 applicable to a consumption of 100kWh (or portions). The improved conditions of the rainy season in 2016 increased hydroelectrical reserves to their normal levels and the combined effect of a decrease in demand together with the addition of new power plants in the Brazilian electricity system, led to a change in the Tariff Flags, such that the flag was Yellow in March 2016 and Green in April 2016.

As of 2017, the values of the flags are:

•	Green flag rate: Favorable generation conditions
•	Yellow flag rate: R$2.00 per 100 (kWh)
•	Red flag rate - level 1: R$3.00 per 100 (kWh)
•	Red flag rate - level 2: R$3.50 per 100 (kWh

Green flag rate: It will be activated in the next few months when the value of the last CVU plant to be sent is less than R $211.28 / MWh;

Yellow flag rates: It will be activated in the next few months when the value of the last CVU plant is verified to be equal to or more than R$211.28 / MWh and less than R$422.56 / MWh; and

Alert signal rate: It will be activated in the next few months when the value of the last CVU plant is verified to be equal to or higher than R$422.56 / MWh, according to the following levels of application:

Level 1: It will be activated in the next few months when the value of the variable unit cost - CVU last plant is verified to be equal to or higher than R$422.56 / MWh and less than R$610 / MWh; and

Level 2: It will shoot up in the next few months when the value of the variable unit cost - CVU last plant is verified to be equal to or higher than the ceiling of R$610 / MWh.

There was a methodological alteration in the proposal regarding the metrics. Now the operation of the flags takes into account the definition the cost of the hydrological risk, given the indirect relationship between the hydroelectric generating deficit and the short-term price of electrical energy. The incorporation of these two variables to the system makes the projected collection, with the proposed values, to be more accurate in relation to the actual incurred costs.

As of November, 2017, the flag values are:

•	Green flag rate: Favorable generating conditions
•	Yellow flag rate: R$1.00 per 100 (kWh)
•	Red flag rate - level 1: R$3.00 per 100 (kWh)
•	Red flag rate - level 2: R$5 per100 (kWh)

Energy tenders of recent years

In 2015, six electric power tenders were carried out for purposes of reestablishing the energy supply:

•	One A-1 tender: 1,954 MWavg, allocated to Hydro (94%), Biomass (4%) and Gas (2%); from 1 to 3 years of energy supply;
•	Four A-3 tenders and reserve:
•	97 MWavg, allocated to Wind (30%) and Biomass (70%), at an average price of R$200/MWh;
•	233 MWavg, allocated to Solar (100%), at an average price of R$301.8/MWh;
•	314.3 MWavg, allocated to Wind (72%), Hydro (15%), Gas (7%), and Biomass (6%), at an average price of R$189/MWh; and
•	508 MWavg, allocated to Wind (52%) and Solar (48%), at an average price of R$249/MWh.
•	One A-5 tender: 1,147 MWavg, allocated to Gas (76%), Hydro (18%) and Biomass (7%), at an average price of R$259.2 MWh.

Also, a Tender for Contracting Hydroelectrical Plants Concessions was carried out through the quota regime, in which the seller is granted energy (3,223 MWavg) and capacity (6,061 MW) for an Annual Operational Revenue from Generation.

In 2016, two electric power tenders were carried out as follows:

•	One A-5 tender for 202 MWavg allocated to Gas (2%), Hydro (58%) and Biomass (40%), at an average price of R$198.59MWh.
•	One A-1 tender for 21 MWavg at an average price of R$118.15 MWh.

In 2017, four tender processes were carried out as follows:

(i)

A-4, set out a tender on 18/12/2017 for 2,202 MW of energy, awarded at an average price of R$ 144.51 per MWh, the distribution by nature of generation was 3% to hydroelectric, 4% to steam-electric, 16% to wind and 77% to solar;

(ii)

A-6, set out a tender on 20/12/2017 for 27,366 MW of energy, awarded at an average price of R $ 189.45 per MWh the distribution by nature of generation was 3% to hydroelectric, 72% to steam-electric, 25% to wind;

(iii)	A-1 and A-2, set out a tender on 22/12/2017, for 288 MW and 423 MW of energy, respectively, sold at an average price of R $177.46 per MWh and R$174.52 per MWh, respectively.

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

If the volume of energy generated in a particular month is higher than the energy consumed in that particular month, the consumer has a credit that can be used to reduce the next month’s invoice. In accordance with the new regulation, the effective period for energy credits was increased from 36 to 60 months and the credits may be applied to the consumption of units by the same owner located in other places, as long as the service area is from the same distributor. This type of use for credits is referred to as “distance auto-consumption”.

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

Resolution No. 237

On June 6, 2016, the Ministry of Mining and Energy (“MME”) issued Resolution No. 237 allowing energy distribution companies to request to the MME that their investments in high voltage distribution systems and in substations be categorized as priority. Such classification allows the distributors to issue “infrastructure debentures”, which are financing bonds with maturities longer than those of normal bonds, and that also have tax benefits for creditors. The grant of this benefit to energy distribution companies was as a result of an initiative carried out between the Brazilian Electric Energy Distributors Association (“ABRADEE” in its Portuguese acronym) and the Ministry of Mining and Energy.

Provisional Measure No. 735

On June 22, 2016, ANEEL issued Provisional Measure No. 735, establishing the following changes:

1)	Sectoral Commissions:

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

3)	Tenders

•	For the electric energy generation, transmission and distribution concessions that will not be renewed, the Brazilian government may propose a sale/tender of the new 30-year concession period.

Law No. 13, 2013: Beneficiaries to the discount in the Tariffs for Using Distribution System (“TUSD”) and Tariffs for Using Transmission System (“TUST”)

Law No. 13,203, published on December 8, 2015, broadened the scope of beneficiaries able to use the discount under TUSD/TUST, as well as, the volume and use of the energy when it is considered and used for self-generation:

•

ANEEL will establish a discount of up to 50% to the TUSD/TUST tariffs for those hydroelectrical energy projects with total capacity less than or equal to 3,000 kW and those energy projects based on solar, wind, biomass and qualified co-generation whose total capacity connected to the distribution and transmission systems is less than or equal to 30,000 kW. The discount will be applicable to energy production and consumption that is:

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

In implementing Law No. 13,203, ANEEL established Public Audience No. 38 that will replace Resolution No. 77/2004. The discounts will result in a significant increase in the amounts that are subsidized by the CDE, thus, increasing the tariffs for consumers of our subsidiaries Enel Distribución Río S.A. and Enel Distribución Ceará S.A. The fixed percentage discount of 50% proposed by ANEEL for these type of energy projects is the minimum that may be applied based on current regulations.

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

Adjustment to pricing rate for Enel Distribución Río S.A. (formerly Ampla)

On March 14, 2017, Enel Distribución Río S.A. signed the New Concession Contract (Sixth amendment) as a result of the public hearings N° 95 and N° 58. During the hearings, the regulations and application of the rates to the registered distributors were discussed, in order to amend the rules of the concession contract, in accordance with Decree 2194/2016.

The new rules applied to determine the adjusted rates for 2017, included, among other modifications, the use of the IPCA index instead of the general market price index (“IGP-M”). The unrecoverable revenue were transferred from Part B to Part A and new regulatory loss indexes were applied. As a result, ANEEL approved an average adjustment of -6.51% for Enel Distribución Río S.A. For low voltage consumers, especially residential ones, the average adjustment was of -6.24%. The average adjustment for medium and high voltage customers was of -7.12%.

Transfer of other Transmission Installations (Demais Instalações de Transmissão – DIT) for distribution companies

On February 13, 2017, ANEEL issued Resolution 758/2017 establishing that voltage installations under 230 kV (Basic Grid) (here on referred as “DIT”) property of electrical energy transmission companies, should be transferred to and classified in property, plant and equipment of concessionary companies providing electrical energy distribution services.

The following DIT will be transferred to Enel Distribución Río S.A. on its first ordinary rate review after January 1, 2019. Enel Distribución Ceará S.A. will not receive any DIT.

Other Transmission Installations (DIT)	Km	Clasification	Operational situation	Responsible Distributor	Proprietary Transmitter
IMBARIE	-	SE DIT	In operation	Enel Distribución Río S.A.	Furnas
IRIRI	-	SE DIT	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV ADRIANOPOLIS/MAGE RJ	48	LD	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV CAMPOS/IRIRI RJ	98	LD	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV IMBARIE/ARIANOPOLIS RJ	15	LD	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV IRIRI/ROCHA LEAO RJ	12	LD	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV ROCHA LEAGO /MGE RJ	108	LD	In operation	Enel Distribución Río S.A.	Furnas

ANEEL considers that this measure will improve the operating efficiency of the power grid. The incorporation of the DIT into the distribution companies will take place in the first rate review after January 1, 2019. As of such event, the power lines and substations will be accounted for as part of the property, plant and equipment of the distribution Company, and they have to be incorporated on the calculation rate process. The distributing companies will be compensated for a value equivalent to the non-depreciated assets, within 30 days after the rate review of the distribution Company receiving the DIT.

Adjustment to pricing rate for Enel Distribución Ceará S.A. (formerly Coelce)

On April 20, 2017, ANEEL authorized the adjusted rate of Enel Distribución Ceará by means of Resolution 2,223. The anual rate adjustment of Enel Distribución Ceará resulted on an average effect perceived by the customers of 0.15%, with 1.44% on average for High Voltage consumers and -0.39% for Low Voltage consumers.

The value of the Transmission costs had a big impact on this adjustment (with a variation of 140.28% compared to the reference values of the previous rate process), which is the equivalent to an average effect of 3.23%. Due to the inclusion of an increase in these costs as of July, 2017.

Adjustment to energy rate for distribution companies including the devolution of the cost of the Reserve Energy Order (EER) with the highest included in the adjustments.

Through Resolution Nº 2,214 / 2017, ANEEL published the rates of all of the power sector distribution companies to return in April 2017 the highest cost values of Angra III included in the rates.

For the period of April 2017, the energy rate for Enel Distribución Rio, Enel Distribución Ceará and CELG were reduced in order to return the values of the costs of Angra III. The objective is to return the effects of the inclusion of the Part A of the Reserve Energy Order (“EER”) corresponding to the contracting of the Angra III plant one time only. Remembering that, via the natural rate adjustment process of the distribution companies, these amounts would be returned to the consumers in 12 months.

The procedure was divided into two stages: In the first, in April, 2017, the rate will be reduced to revert the values of Angra III included from the previous rate-setting process and, at the same time, it will cease to consider the future cost of the EER of that plant. In the second stage, which started on May 1, 2017, and continues until the next rate-setting process of each distribution Company, the rate will cease to include (i) the future cost of the EER of Angra III and (ii) for the distribution companies which already experienced the adjustment in 2017, as is the case of Enel Distribución Rio, the value of the return in 12 months that was already included in the rate.

CIEN Adjustment

Resolution N° 2,258 established annual income (RAP) for transmission electrical energy companies under concession, for the availability of the transmission installations under their responsibility.

The CIEN values are: Garabi I (RAP: R$167,874,943.85 and adjusted PA: -R$9,581,554.75) and Garabi II (RAP: R$174,388,271.81 and adjusted PA: -R$9,953,306.53).

Modifications to review period of CELG pricing from October 2017 to October 2018

In a Public Meeting, ANEEL approved ENEL’s request to change the review period of the rates of CELG to 2018, after discussing the issue in a Public Hearing. As a result, the decision was to perform the review, which will be performed in October, 2018 and every 5 years, with the new cut-off date for investments being April 30, 2018.

CELG Adjustment

On October 17, 2017, ANEEL authorized the rate price adjustment of CELG by means of Resolution N°2,317. The annual rate adjustment of CELG had an average effect on the rates of the consumers of 14.65%, with 12.03% on average for High Voltage consumers and 15.89% for Low Voltage consumers.

Public Hearing 066/17- WACC

On March 6, 2018, ANEEL approved the result of AP066, established to review the weighted average cost of regulatory capital of the distribution segment related to Sub-module 2.4 of the Tariff Regulation Procedures - “PRORET”.  The Board of Directors, unanimously, decided to revoke the forecast for updating the weighted cost of capital in 2018 and approve a new version of Sub-module 2.4 of the Tariff Regulation Procedures – “PRORET”, which establishes the anticipation of the methodological revision for the year 2019, with application from January 2020.

The contributions will be made in two phases, the first phase will be through presentations and took place on December 15, 2017, to make the standard ANEEL update. The second phase will be in the period since December 20, 2017 to January12, 2018, for contributions to be made on the requests of the other agents.

It is estimated that the issue will be approved in February 2018 at the Board meeting of ANEEL.

Public Hearing 052/17 – Operating Cost

On March 6, 2018, ANEEL approved the result of the AP052 with updating of the parameters related to the definition of the Regulatory Operating Costs - Submodules 2.2 and 2.2A of the Tariff Regulation Procedures - PRORET. The efficiency of Enel Ceará remained unchanged at 100, remaining companies as one of the most efficient distributors in management of operating costs in Brazil according to ANEEL.

Operating Cost Efficiency Index

Enel Distribución Ceará	100.00%
CELG	78.37%
Enel Distribución Rio	59.50%

Enel Rio Adjustment

On March 13, 2018, ANEEL approved the provisional result of the Fourth Periodic Tariff Review of Enel Distribución Rio, as of March 15, 2018, consolidated after evaluating the contributions made at Public Hearing No. 078/2017.

The result leads to the average effect to be perceived by consumers of 21.04%, being 19.94% for consumers connected in High Voltage and 21.46% for those connected in Low Voltage. Fixed the T component of Factor X in 0.00% and the technical losses in 9.1%.

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

Peru

The main legislations in the regulatory framework for doing business in the power industry in Peru are:

–	Electricity Concessions Law (DL 25,844) and its regulations; (DS 009-93-EM)
–

Law to Ensure Efficient Development of Electricity Generation (Law No. 28,832); and its Regulations, DS 019-2007-EM (Regulation of the Compensation Mechanism among the regulated users of the SEIN), DS 027-2007-EM (Transmission regulations), DS 052-2007-EM (Supply of Electricity Bidding Regulations), DS 022-2009-EM (Unregulated electricity users Regulations) and DS 026-2016-EM (Regulation of Electricity Wholesale Market.).

–	Decree promotion of generation with non-conventional renewable sources in Peru (DL 1,002) and its Regulation (DS 050-2008-EM)).
–	Decree improving the regulation of electricity distribution to promote access to electrical energy in Peru (DL 1,221) and its Enabling Regulations (DS 018-2016-EM).
–	Decree amending several rules of the Electric regulation framework of Peru (DL 1,041) and Regulations (DS 001-2010-EM).
–	Emergency Decree that ensures the continuity of the electricity services (DU 049-2008), in effect until October 1, 2017.
–	Law that Strengthens Energy Security and Promotes the Development of the Petrochemical Complex in the South of the Country (Law 29,970) and its Regulation (DS 038-2013-EM),
–	Anti-Monopoly and Oligopoly Law of the Electricity Sector (Law 26,876) and Regulations (DS 017-98-ITINCI)
–	Law Creating the Energy and Mining Investments Supervisor Agency “OSINERGMIN” (Law 26,734) and its Regulations (DS 054-2001-EM)
–	Technical Standard of the Quality of the Electricity Services (DS 020-97-EM)
–	Regulations for the conservation of the Environment in Electrical Activities (DS 029-94-EM) and Hydrocarbon Activities (DS 015-2006-EM)

Law 25,844 specifies that the Peruvian power sector is divided into three large segments – Generation, Transmission and Distribution – in such a way that more than one activity cannot be carried out by the same company. The Peruvian power grid is made up of a single power grid called National Interconnected Grid (SINAC), in addition to a few isolated power grids. The Company performs its operations in the electrical energy generating segment as a member of SINAC.

According to the local Law, the operation of the generating companies will be subject to the provisions of the Economic Operation Committee of the National Interconnected Grid - COES-SINAC, with a view to coordinating their operation at minimum cost, guaranteeing the security of the supply of electrical energy and better use of the energy resources. The COES-SINAC administers the transfers of power and energy between generating companies, considering the injections and withdrawals according to the contracts, and it sets a value on such transfers every month, as well as also compensation for the owners of the power grids and compensation for other generating companies, according to the regulations stipulated in that regard by OSINERGMIN.

The main purposes of Law 28,832 are to i) ensure the sufficiency of efficient generation of electricity, which reduces the exposure of the electricity system to price volatility and the risk of rationing due to lack of energy; and ensures the consumer a competitive electricity rate; ii) reduces administrative intervention in calculating generating prices by means of market solutions; and iii) promote effective competition in the generation market.

The main changes introduced by the Law are related to the participation in the short-term market of generation companies, the distribution companies and the unregulated large customers, including both distribution companies and unregulated customers as members of COES-SINAC, modifying the structure of this agency. In addition, the bidding mechanism that must be followed by the electricity distribution companies in order to enter into electricity supply contracts with the generating companies aimed at supplying the public electricity service and optionally for the unregulated users was introduced.

The sale of energy that the generators make to distributors that are destined to the public service of electricity, will be carried out at Generation Level Prices that are calculated as the weighted average of Contracts without Bidding and Contracts resulting from Tenders. The purpose of this provision is to establish a mechanism that promotes investments in new generation capacity through long-term electricity supply contracts and firm prices with distribution companies.

By means of Supreme Decree No. 026-2016-EM, the Regulation of the Wholesale Electricity Market (MME Regulation) is approved. Among the main aspects of the MME Regulation are: it incorporates the definition "MME" which is made up of the short-term market ("MCP") and the mechanisms for assigning complementary services, operational inflexibilities and allocation of congestion rents.

The participants authorized to buy on the MCP are: the generators to meet their supply contracts; the distributing companies to serve their unregulated users, up to 10% of the maximum demand; and large users to attend to up to 10% of their maximum demand.

The COES will calculate the marginal energy costs and marginal congestion costs, evaluate the transactions on the MME on a daily basis and the results will be made available to the participants on the COES web portal. The Congestion Rents will be assigned among the Participants in accordance with the provisions of the respective Procedure. The participants must have guarantees of payment of their obligations in the MME, in addition to incorporating the actions by the COES in the event of non-compliance with the payment obligations by a participant.

Decree No. 1,002 creates a promotional regime for non-conventional renewable sources of energy “RER”; it also creates a mechanism that guarantees income paid through the demand via the rate charged at the connection usage charge. Its purpose is to incorporate up to 5% of the production of electrical energy by means of renewable energy sources and the generation of RER is promoted via tenders.

Decree No. 1,221 amends several articles of the Law on Electricity Concessions DL 25844, introducing mainly the following changes in the scope of distribution:

–

The Ministry of Energy and Mines will determine a Technical Responsibility Zone for each distribution concessionary Company, with the possibility of expanding their current concession zone by by assuming nearby rural areas, whose Works may be financed by the State and received by the concessionary companies with a recognition of actual audited Operating and Maintenance costs.

–

It establishes the carrying out of studies and the setting of Value Added Distribution (VAD) individually for each distribution concessionary Company providing services to more than 50,000 suppliers, according to the procedure set in the Regulations.

–	Recognition of an additional charge for technological innovation projects previous approved by OSINERGMIN, equivalent to a máximum percentage of the annual revenues.
–	Incentives to improve the quality of the service as of the current quality until the target value is achieved.

Supreme Decree No. 018-2016-EM amended the Enabling Regulations of the Electricity Concessions; the main amendments are that it incorporates the possibility of installing supplies with intelligent metering; these installations and their investment costs will be owned by the distribution Company; O&M will be considered in the VAD; the proposed Technical Responsibilty Zones (ZRT) will be published in advance; technological innovation projects will be included in the VAD and they will be compensated by means of a charge for power.

Legislative Decree No.1,041 amended several articles of the Law on Electrical Concessions (DL No. 25,844) and the Law to Ensure Efficient Development of Electrical Generation (Law No. 28,832).

Supreme Decree No. 001-2010-EM regulated DL 1041, which amends the electrical regulatory framework, for dispatching natural gas and the remuneration of power and energy. A special remunerative regime was also created for the cold reserve that will be put out to tender by PROINVERSION, to prevent any rationing due to a deficit in generation. As far as the transmission regime is concerned, the responsibility of payment of the rate base of the Guaranteed Transmission System was finally amended to assign it exclusively to the users.

Emergency Decree 049-2008 specified that criteria were set for the effects of the economic dispatch stipulated in the regulatory framework of the electricity sub-sector. One of these is that the short-term marginal costs of the SEIN will be determined considering that there is no restriction on production or transportation of natural gas or transmission of power, with such not being higher than the maximum value of S./ 313.50/MWh as stipulated by the Ministry of Energy and Mines in its Resolution No. 607-2008-MEM/DM. It also stipulated that the withdrawals without contract made by the distribution companies of SEIN to attend to their regulated users will be assigned by the COES to the generating companies, valued at the bar prices of the regulated market, proportionately to the annual, efficient firm energy of each generating company less its sales of energy under contracts.

The effectiveness of Emergency Decree 049-2008 was extended via Law No. 30,513 to October 1, 2017, on which date its effectiveness terminated.

Law No. 29,970 extends the guaranteed income mechanism of Law No. 27,133 to energy security projects and promotes the participation of State-owned companies in those projects. It creates a system of compensation for costs of natural gas in the north and south charged to the transmission usage charge. This law creates a subsidy mechanism to be paid for electrical demand to finance natural gas infrastructure (transportation, storage, support and others) and generation using natural gas, which results from the planning and awards processes managed by the State.

Law No. 30,543, eliminates the energy security strengthening charge affecting the cost of the electricity service and orders the amount to be returned to the users of the energy service:

–	The collection of the Energy Security Strengthening Charge (CASE) is made null and void.
–	Application of the Charge for the Energy Security System in Hydrocarbons (SISE Rate) and the Regulated Security Rate (TRS) is made null and void.
–	And the Executive is commissioned to stipulate the mechanisms for returning payments made through electricity bills.

Supreme Decree No. 022-2017-EM, issued measures to regulate Law No. 30,543, which eliminates the energy security strengthening charge affecting the cost of the electricity service and orders the amount to be returned to the users of the energy service.

Law No. 30,640, amended Article 75 of Law No. 29,338 “Law on Water Resources”, in order to regulate the conservation and protection of the catchment areas, by incorporating the establishment of technical criteria for identifying and delimiting the catchment areas, in order to evaluate the implementation of special measures for their protection and conservation, depending on their vulnerability.

Supreme Decree No. 019-2017-EM, amended article 5 of Supreme Decree No. 016-2000-EM. For generating companies using natural gas as fuel, the information will be presented twice a year. The first time will be in the first fortnight of November, in force from December 1 to May 31 (of the following year), and the second will be in the first two weeks of May, in force from June 1 to November 30 (of the same year). In this regard, Supreme Decree No. 039-2017-EM suspends the process of declaring the single price of natural gas for the steam-electric power plants until December 31, 2017, as referred to in number 5.2 of article 5 of Supreme Decree No. 016-2000-EM.

Supreme Decree No. 033-2017-EM, stipulates that the Enabling Regulations of the Electricity Wholesale Market, approved by means of Supreme Decree No. 026-2016-EM, come into force as of January 1, 2018, in order to implement the application developed by the COES for calculating the short-term marginal costs.

Supreme Decree No. 040-2017-EM amended articles 95 and 96 of the Enabling Regulations of the Law on Electricity Concessions, related to operating the system in Exceptional Situations and with the information on the generating units as provided by the agents that imply operating inflexibilities; article 7 of the Enabling Regulations of the Electricity Wholesale Market with regard to assigning costs for operating inflexibilities; and Final Provision Sixteen of the Technical Standard of Quality of the Electricity Services with regard to the fact that no sanctions and/or compensations are applied in Exceptional Situations.

Supreme Decree No. 043-2017-EM amended: article 5 of Supreme Decree 016-2000-EM, stipulating that the generating companies that use natural gas as fuel must declare the single price of gas once a year, coming into force as of July 1, except for the first period of the declaration. The COES checks that the declared value is at least the result of applying a formula that considers the Contractual Daily Amount, the specific consumption, take or pay contracts and the price of the supply of natural gas, without including transportation and distribution.

Non-Conventional Renewable Energy

-

In Brazil, ANEEL holds auctions by technology considering the expansion plan set by the Empresa de Pesquisa Energética (“EPE”), the planning agency; so that the target amount set for non-conventional renewable energy capacity is met.

-

In Colombia, Law No. 1,715 was enacted in 2014, which created a legal framework for the development of non-conventional renewable energy, in which guidelines for declarations of public interest, as well as tax, tariff and accounting incentives were established. As part of the implementation, the Ministry of Mines and Energy enacted Decree No. 2,469 in 2014, establishing guidelines for energy policy on supply of self-generation surpluses. In 2014, CREG published resolution 132 defining the methodology for determining the firm energy of the geothermic plants to be able to access the Reliability Charge. Likewise, the Energy and Gas Regulatory Commission (“CREG”) issued Resolution No. 24/2015, regulating high-scale self-generation activity, and the Mining Energy Planning Unit (“UPME”) issued Resolution No. 281/2015, establishing the limit for low-scale (equal to 1MW) self-generation.

In addition, the CREG issued Resolution Nos. 11 and 212 in 2015, encouraging mechanisms to act in response of the demand. Likewise, the regulatory authority published resolution 61 of 2015 to determine the methodology for calculating the firm energy of wind farms in order to enable them to participate in the Reliability Charge scheme, which was recently amended by resolution No. 167 of 2017. The Ministry of Mines and Energy issued Law Decree No. 1,623 in 2015 that established guidelines on zone expansion policies, and Law Decree No. 2,143 that outlined the application of fiscal and tax incentives established in Law No. 1715. In 2016, the UPME issued Resolution No. 45/2016, establishing procedures for the request of certificates to support Sources of Non-Conventional Energy’s (FNCE in its Spanish acronym) projects and to obtain the list of goods and services exempted from duties or value added tax (“VAT”).

In 2017, CREG published Document 161 in which it set forth four alternatives for integrating Non-Conventional Sources of Renewable Energy (FNCER) into the generating capacity, including: i) Green bonus, ii) Long-term contracts pay for what is generated, iii) Long-term contracts of average energy, and iv) Long-term contracts pay for what is contracted.

In 2016, the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible, MADS) issued Resolution No. 1,283, which establishes the procedures and requirements for obtaining environmental certifications for new investments in projects for sources of non-conventional energy and the efficient management of energy, in order to obtain the tax benefits specified in Articles 11, 12, 13 and 14 of Law No. 1,715. Likewise, MADS issued Resolution No. 1.312/2016 that establishes referral terms for preparing Environmental Impact Study’s required for environmental licenses for sources of wind energy projects.

In February, 2017, the Energy and Gas Regulatory Committee, through Resolution No. 243 of 2016, issued the methodology for calculating the Firm Energy of the Photovoltaic Solar Plants, necessary for this technology to be able to participate in the assignations of the Reliability Charge. This resolution was recently amended by Resolution No. 201 of 2017.

In September, 2017, the Ministry of Mines and Energy issued decree 1543, which regulates the Non-Conventional Energy and Efficient Energy Management Fund – FENOGE, whose purpose is to finance FNCER and efficient energy management programs, by fostering them, promoting them, stimulating them and incentivating them, through the autonomous equity.

Among others, programs and projects aimed at the residential sector of stratas 1,2 and 3 may be financed in whole or in part both for implementing small-scale self-generation solutions and improving the energy efficiency by promoting good practices, equipment for the final use of energy, adapting internal installations and architectural remodelling.

The FENOGE Operating Manual, which contains aspects related to sources of financing, destination of resources, organizational structure, methodology for presenting and selecting projects and the execution process, was published recently by means of Resolution MME No. 41407 of 2017.

-

In Peru, a target up to 5% has been set as the Non-Conventional Renewable Energy (“NCRE”) share in the country’s energy system. It is a nonbinding target and the regulatory agency, OSINERGMIN, holds differential quota tenders by technology and limited prices to help reach the goal.

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

-

In Argentina, on October 21, 2015, Law No. 27,191 for Renewable Energy was published, replacing current Law No. 26,190. The new regulation postpones reaching a 8% share in the national demand of energy with renewable sources for generation to December 31, 2017 and establishes a second stage goal of reaching a 20% share in 2025 by establishing mid-objectives of 12%, 16% and 18% for the years ended 2019, 2021, and 2023. The enacted law creates a Fiduciary Fund (“FODER”) to finance works, grant tax benefits for renewable energy projects and establish exemptions for specific taxes and national, provincial and municipality royalties until December 31, 2025. The customers categorized as Large Users (>300 Kw) will comply on an individual basis with the renewable share goals, establishing that the price of contracts will not exceed US$ 113 per MWh, and setting sanctions for those not fulfilling the goals.

On March 30, 2016, Decree No. 531/16 was published and established the following formalities for the implementation of Law No. 27,191 and the modified Law No. 26,190:

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

Resolution MEyM Nos. 71/2016 and 72/2016, both issued on May 17, 2016, as part of the implementation of Law No. 27,191 and Decree No.531/16, began the process of public tenders for contracts within the Wholesale Electricity Market of renewable energy under the so called “Programa RenovAr – Ronda 1” with a total requirement of 1,000 MW distributed as: Wind: 600 MW; Solar: 300 MW; Biomass: 65 MW; Mini-hydro: 20 MW; and Biogas: 15 MW.

The tender is structured with a maximum price for technology as established by the government. CAMMESA is the buyer of the energy with prices in US$ per MW (without indexation) and contracts for a 20-year term.

A total of 123 offers with an aggregate 6,366 MW participated in the tender, of which 105 complied with the specifications (42 wind energy offers, totaling 2,870 MW; 50 solar energy offers, totaling 2,305 MW; 8 biomass and biogas energy offers, totaling 23 MW and 5 micro-hydro offers, totaling 11 MW. On September 30, 2016, after reviewing the economic offers, the results indicated that most of the offers were below the Maximum Tender Price established by the MEyM. The minimum price for wind energy was US$ 49 per MWh and US$ 59 per MWh for solar energy. Finally, the Ronda 1 of the Programa RenovAr awarded 29 projects for a total of 1,142 MW.

Subsequently, a new tender (“Ronda 1.5”) was carried out for Programa RenovAr, which awarded 30 projects with a total of 1,281.5 MW at an average price of US$ 54 per MWh (765.4 MW wind and 516.2 MW solar).

Finally, Italies Programa RenovAr (Ronda 1 and 1.5) awarded 59 projects with a total of 2,423.5 MW at a weighted average price of US$ 57.44 per MWh. All of the Ronda 1 projects already signed their contracts and subsequently the same will be done with the Ronda 1.5 contracts.

On August 17, 2017, by means of Resolution MEyM No. 275-E/2017 The National and International Open Call for Bids was made to interested parties in bidding for contracting, in MEM, electrical energy from renewable sources of generation within the framework of “Programa RenovAr (Ronda 2)”. The idea is to award 1,200 MW (550 MW wind and 450 MW solar). The date for submitting the bids is October 19, 2017, and the award will be made on November 29, 2017.

Subsequently via Resolution No. 473/2017, the qualified, but unsuccessful projects, were invited following the original order of merit until an additional number equivalent to 50% of the original call for bids was filled.

In all, for Ronda 2 of the Programa RenovAr, 88 projects for 2,043 MW were awarded in 18 provinces at an average price of 51.5 USD/MWh.

Furthermore, on August 18, 2017, Resolution MEyM 281/2017, stipulating the regime of the Market of Electrical Energy from Renewable Sources was published. Subsequently, various administrative aspects were regulated by means of provision No. 1/18 of the Undersecretariat of Renewable Energy.

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

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Peru, integration is subject to the authorization of the Instituto Nacional de Defensa de la Competencia y Protección de la Propiedad Intelectual (“INDECOPI”), an antitrust authority that is able to establish commercial conduct. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities, although two criteria have been established for generating activity. One of these relates to participation limits depending on market concentration (HHI) and the size of the players according to their Firm Energy, and the other relates to pivotally conditions in the market depending on the availability of resources to meet system demand. In addition, Colombian companies created after the Public Service Law was enacted in 1994, can only engage in activities that complement generation/sales and distribution/sales. Finally, in Brazil, with the changes taking place in the power industry under Law No 10,848/2004 and Decree No. 5,163/2004, the ANEEL gradually perfected regulations, eliminating concentration limits as no longer compatible with the prevailing regulatory environment. However, regulatory approval is required for consolidations or mergers to take place between players operating within the same business segment.

Market for unregulated customers

In all of the countries where the Group operates, distributing companies can supply their customers under regulated or freely-agreed conditions. The supply limitations imposed on the unregulated market are as follows:

Country	kW threshold
Argentina	> 30 kW
Brazil	> 3,000 kW or > 500 kW (1)
Colombia	> 100 kW or 55 MWh-month
Peru	> 200 kW (2)

(1) The >500 kW limit applies if energy is purchased from renewable sources, for which the government provides incentives through a discount on tolls.

(2) On July 24, 2016, Supreme Decree No. 018-016-EM established that:

o	the demand of customers that can choose between regulated and unregulated markets (those clients with a demand between 200 kW and 2,500 kW) is measured by each point of supply;

o	regulated customers whose demand is over 2,500 kW, will remain as regulated customers for one year; and
o	customers whose demand at each point of supply is more than 2,500 kW are classified as unregulated customers.

b)Tariff Revisions:

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

Subsequently, SE Resolution No. 250/13 was supplemented and extended to December 2014 by SE Nos. 6852, 4012, 486 and 1136.

On March 11, 2015, the Secretary of Energy issued Resolution No. 32/2015, which among other things: (i) approved a transitory revenue increase for Edesur as of February 1, 2015 to pay for the energy acquired from the electricity market, salaries and assets and services supply; such increase, on account of the Integral Tariff Review (“RTI” in its Spanish acronym), arose from the difference between a theoretical tariff framework and the tariff framework in force for each category of user, according to the calculations of the Ente Nacional Regulador de la Electricidad (“ENRE”), and will not be converted into a tariff, but instead will be satisfied with transfers from CAMMESA to Edesur with Argentine National Government funds; (ii) provided that as of February 1, 2015, the funds from the Program for Rational Use of Electric Energy (“PUREE”) will be considered part of Edesur revenues, also on account of the RTI; (iii) confirmed the procedure for the Cost Monitoring Mechanism (“MMC”) through January 31, 2015; and (iv) instructed CAMMESA to issue LVFVD in amounts determined by ENRE as a result of higher salary costs for Edesur due to the application of Resolution No. 836/2014 of the Secretary of Labor. In addition, Resolution No. 32/2015 allowed payment plans to be defined for the payment of remaining balances with the Wholesale Electricity Market (“MEM”) and instructed ENRE to initiate actions prior to the RTI process. As a consequence of the above, during the year ended December 31, 2015, revenues of US$ 538 million were recognized, which are presented in the statement of comprehensive income as follows: for point (i), US$ 405 million under “Other operating income” and ThUS$ 984 under “Financial income”; for point (ii), US$ 51,889 million under “Revenues” (Energy Sales); for point (iii) US$ 17 million  under “Other operating income”; and for point (iv), US$ 62 million under “Other operating income”.

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

In following with those instructions, on January 27, 2016, MEyM Resolution No. 6/2016 was published, which approved the Summer Quarterly Re-Scheduling (February 2016 – April 2017) tariffs for the Wholesale Electricity Market that are determined based on the “Procedures to Schedule the Operations, Dispatch of Generation Units and Pricing”. The tariffs consider a reduction in tariff subsidies and differentiate pricing schemes for those residential customers saving energy, and a new social tariff. This resolution is a significant step in the process of reconstructing the payment chain in the electric market.

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

On January 29, 2016, ENRE issued Resolution Nos. 1 and 2 to return to Law No. 24,065 and normalize the electricity sector that was claimed by Edesur’s representative’s multiple times. Resolution No. 1/2016 established the new tariff table to be applied to each type of customer as of February 1, 2016 and in accordance with the guidelines of MEyM Resolution No. 7/2016, as well as, the new rules on supplying for streamlining with monthly invoicing. Resolution No. 2 terminated FOCEDE, which was created on January 31, 2012, and created a new mechanism for funds collected through Resolution No. 347/12 that are now deposited to a bank account authorized by the Argentine Central Bank instead of a fiduciary fund.

On April 5, 2016, the Secretary of Energy issued Resolution Nos. 54 and 55. Resolution No. 54 approved the tender specifications expected to be granted on May 27, 2016, for contracting an advisor for the RTI of Edesur. Resolution No. 55 approved the RTI program for 2016, which defined the criteria and methodology that Edesur must follow to perform its tariff studies. To prepare tariff proposals, the ENRE defined target quality parameters and the managing criteria to be used by Edesur, as well as the internal rate of return to be used in the calculation of their distribution cost.

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

The resolutions that contain the new Tariff Tables and Tariff Regime were issued in February 2017.

On February 1, 2017, ENRE issued Resolution No. 64/2017, which finalized the RTI and that as a result of it establishes the annual remuneration recognized to EDESUR S.A. in the sum of Arg$14.539.836.941 (ThUS$944.448).

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

In compliance with the requirements of Article 29 of Resolution ENRE No. 64/17 (Physical follow-up of the works plan), on March 20, EDESUR sent a note Ratifying the Investment Plan reported at the proper time for the RTI (in physical terms). It also specified the possibility of adapting it in the future in the event of any changes in the demand. And the need for a prompt resolution of the Liabilities and Assets in order to expedite access to financing for compliance purposes.

Likewise, according to the Law of Administrative Procedures, on March 20, 2017, Edesur S.A. formally filed an appeal with ENRE containing its questioning of Resolution ENRE 64/17, which basically were focused on the treatment of easements, some optimization criteria in defining the capital base, the treatment for recognizing certain tax burdens and objections to the quality regime. We stress the fact that whether the observations and petitions for clarification are accepted or rejected by the regulator will not significantly alter the RTI.

On July 26, 2017, ENRE issued its Resolution 329/2017, which defines the procedure for invoicing the deferred income established in Resolution ENRE 64/2017 (Article 4), specifying that  “…The amount owed corresponding to each rate category will be the sum of the accrued monthly values recognized per rate category…”; establishing the certainty of collection when recalculating, each year, the unrecovered amount owed, deducting the amount actually received from the initial amount owed, and recalculating the remaining installments so as to cover the rest of the amount owed; and the mechanism for updating it, specifying that “…Charges so calculated will be adjusted, as components of the CPD, as stipulated in the ‘trigger clause’ and in the ‘Adjustment Mechanism’ …”

On May 17, 2017, Law 27351 on ELECTRICITY-DEPENDENTS was ratified; it stipulates the gratuity and continuity of the electricity supply, together with the priority of attention, for those people who, due to health problems, require a constant supply of electricity at adequate voltage levels to be able to provide power to the medical equipment prescribed by a registered doctor and which is necessary to prevent risks to the person’s health or life. In this context, on July 26, 2017, by means of Resolution ENRE 292, that regulatory agency stipulated the gratuity of the service and the cost of the connection for this category of users of EDENOR and EDESUR. Along these same lines, on September 25, 2017, the Ministry of Health, via Resolution 1538-E, created the “Record of Electricity-dependents for Health Reasons”. With the regulations of the operating questions in order to guarantee the continuity of the supply still to be determined at this date, the compensation for the distribution companies (Law 27351 ARTICLE 11. The Executive will designate the authority to apply this law and will allocate the necessary budget items to comply with its purposes), and the limits of liability of the players involved.

On November 1, 2017, ENRE published Resolution 525 partially sustaining the Appeal for Reconsideratoin of Judgment filed by EDESUR against ENRE 64/2017, accepting its points about the treatment of easements and requesting the company to remit its annual easement regularization plan to be implemented in the period 2017/2021 within sixty days of this notification, and likewise with regard to recognition of the CAMMESA expenses, rates and others that must be present in any future ex-post adjustments and minor modifications to the quality regime and other recognitions.

In an unprecedented event, on October 27, 2017, ENRE, in compliance with resolution of the Ministry of Energy and Mines No. 403 of October 26, 2017, by means of resolutions 526 and 527, summoned a Public Hearing on November 17, 2017, in the Palacio de las Aguas. It would address in first place the new reference prices for power and energy and the references prices for power and stabilized reference prices for energy for distribution companies in each one’s equivalent node, for the Summer Seasonal Period of 2017-2018; electrical energy savings incentives plan; welfare rate and distribution methodology, between the requirement of the MEM, the cost represented by the remuneration for transporting extra high voltage electrical energy and between the requirement of the respective region, and that corresponding to transportation by trunk line distribution. And, in second place, report the impact that the measures that the Ministry of Energy and Mines will have to implement as a result of the Public Hearing summoned by that Ministry via Resolution MEyM 403/2017 will have on the bills of the users of the distribution companies, with regard to the prices of the Wholesale Electricity Market, the withdrawal of electricial energy transportation subsidies and the criteria for distributing the remuneration of the Transportation

Companies among the users of the transportation that this Agency resolved when the Comprehensive Rate Review of Electrical Energy Transportation was performed.

As a result of this, on December 1, 2017, via Resolution 602, ENRE resolved to approve the new values of the Own Distribution Cost of EDESUR, by applying the mechanisms provided for in the RTI. At the same time, it issued the Rate Tables reflecting the Seasonal Prices (generation and transportation) contained in the resolution of Secretariat of Electrical Energy No. 1091 of 2017, as well as the new Welfare Rate subsidy tables and bonus for savings in consumption for residential users. As a continuation of the same event, on January 31, 2018, the ENRE approved the new values effective as of February 1, 2018. These tables include a new reduction of wholesale price subsidies, taking it up to a value of 90% of the seasonal price operated in 2017. In addition, they maintain the subsidies to the social rate and a bonus of the stimulus plan, for reduction of the smaller power consumption.

Regarding the Distribution Added Value component, the third installment of the Distribution Cost Increase corresponding to the RTI, the proportional part of the deferred revenue, the Cost Monitoring Mechanism was included in this rate schedule. corresponding to the period and the application of the Efficiency Factor. Reflecting, the latter, the compliance by EDESUR of the Investment Plan committed in the RTI whenever the expected value was reached.

In this way, the EDESUR rate reaches AR$2.2828/kWh without taxes as of February 1, 2018. In parallel and in order to resume the normal structural conditions, the Argentine National Government decided not to extend the validity of the Electric Emergency Law (valid until December 31, 2017) and the Economic Emergency (effective until January 6). 2018).

On the other hand, on April 17, 2017, the MEyM issued a note which instructs the Secretariat of Electric Energy (SEE) to determine within 120 working days if there are pending obligations of the Agreement and the treatment to to be granted, and to issue a final resolution report during the following 30 days. For these purposes, the SEE requested that Edesur, ENRE and CAMMESA provide the pertinent information.

During December 2017, the MEyM presented its proposal and criteria to consider the treatment of regulatory liabilities. In this proposal, the MEyM clarifies that it accepts to cancel the commercial debt for the purchase of energy from CAMMESA, the fines destined for the State and the difference in the penalties for adjustments applied according to the interpretation of the ENRE. While sanctions for users are applied to additional investments with funds from the State and the debt with CAMMESA for mutual loans and pre-existing sanctions to the Agreement Agreement for users, the company should pay them.

With respect to the procedure initiated on December 28, 2017, the MEyM issued another note by which communicated to CAMMESA that the Argentine government is responsible of the obligations that Edesur maintains with CAMMESA for the purchase of electric power in the MEM. This procedure is in accordance to article 15 of Law No. 27,341 by which Edesur must comply with the determination that the MEyM will make regarding the outstanding obligations in relation to the Act Agreement and prior withdrawal of any administrative, arbitral or judicial claim against the Argentine government.

On December 29, 2017, Edesur agreed to the terms of this note.

To date, drafts have been exchanged with the MEyM, obtaining improvements in terms of terms and rates, leaving elements for final consideration. As of the date of issuance of these financial statements, said process has not been completed.

On March 7, through Decree PEN 187/18, the National Executive Branch published the new organizational chart of the MEyM. And, subsequently, by means of resolution 64/2018 of the MEyM, the functions of the Ministry of Electricity were transferred to the new Sub-Secretary of Electric Power.

Brazil

In Brazil, there are three types of tariff adjustments: i) Ordinary Tariff Reviews (“RTO”) which are conducted periodically in accordance with the provisions in the concession contracts (in Enel Distribución Ceará every 4 years and in Enel Distribución Río every 5 years); (ii) Annual Adjustments (“IRT”) since Brazil, unlike other countries, does not automatically index its tariffs to inflation; and (iii) Extraordinary Reviews (“RTE”) when important events have occurred that may affect the financial situation of the distributors.

In September 2012, the government approved Temporary Measure 579, one purpose of which was to reduce certain electricity tariff taxes and special charges paid by the final user, which will be paid in the future with the state budget. In January 2013, the Temporary Measure became Law 12,783, giving rise to Extraordinary Tariff Reviews that resulted in tariffs dropping an average of 18% throughout the country. This reduction affected Enel Distribución Río S.A. and Enel Distribución Ceará S.A. from the end of January 2012 to April 2013 (when the respective annual readjustments went into effect).

In April 2014, ANEEL finalized its periodic tariff review of Enel Distribución Río S.A. for the 2014-2019 period with retrospective effect on March 15, 2014.

On March 1, 2015, through Resolution No. 1858/2015, Enel Distribución Ceará S.A. had an extraordinary review when its rate increased by 10.28% for purposes of face the increases in charges (Energy Development Account - CDE) and the costs of energy purchase.

The last periodic tariff review of Enel Distribución Ceará S.A. was made in 2015 (the first of our distribution companies using the new fourth tariff cycle technology) for the 2015 – 2019 period, effective beginning on April 22, 2015. Such review was provisional as the methodologies of tariff review were not approved in time. The additional average increase in tariffs was 11.69% as approved under Resolution No. 1882/2015.

Enel Distribución Ceará S.A. will begin to use the fourth tariff cycle methodology in its tariff review in March 2019; however, in March 2015 it has a final average increase of 37.3% (Resolution No. 1.869/2015) essentially due to increases in Section A.

Finally, still in the scope of the fourth tariff cycle, on November 17, 2015, Chapter 2.3 of the Tariff Review Procedures related to the determination of the Basis for Remuneration was approved, under which a Database of Referential Prices was created to value certain variables of the basis for remuneration in the upcoming tariff reviews.

ANEEL approved the results of the first periodic review of Enel Cien S.A. (formerly named CIEN S.A.). Beginning on July 1, 2015, the tariffs decreased  7.49%, as approved by Resolution No. 1.902/2015.

On March 8, 2016, ANEEL approved the tariff adjustment of Enel Distribución Rio (formerly Ampla). Beginning on March 15, 2016, the tariffs were adjusted by an average of 7.38% for all of its customers (7.15% for low voltage consumers and 7.89% for high voltage consumers).

ANEEL, through Resolution No. 2.061 dated April 12, 2016, approved the final results of the fourth periodic tariff review (“RTP”) of Enel Distribución Ceará S.A., which were included in the 2016 adjustments.

ANEEL, through Resolution No. 2.065 dated April 19, 2016, approved the energy tariffs of Enel Distribución Ceará S.A. as a result of the 2016 tariff adjustments. The average increase in tariffs to consumers was 12.97%.

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

In March and November 2016, CREG through Resolution Nos. 24/ 2016 and 176/2016 , proposed two projects of method for calculating the regulated remuneration tariff. The proposal retained the application of the depreciated value of the assets, and proposed a new factor for residual value based on the date the assets were placed in operations and historical inventories, and also proposed a factor based on monthly revenues.

•

In March, 2017, the Regulatory Committee published a new proposal for comments on Resolution 019 of 2017 on remuneration for the distribution. The new proposal presents some changes in methodology, in terms of remuneration for Low Voltage, Construction Units, greater incentives and better references for the Quality of the Service. It proposes a considerable improvement in the remuneration for companies with high losses. The regulator is expected to publish the definitive Resolution in 2018.

•

In February 2016, CREG issued Resolution No. 240B dated 2015 project, which proposed a new tariff pricing formula. The methodology (i) stated a pricing formula that incorporated time-of-use, bi-lateral contracts and future contracts, (ii) defined rules for unregulated consumers supplied by the specific agent, and (iii) introduced a new component called “AJ” as a mitigating factor for non-recurrent fluctuations in the unit cost of rendering services. The regulator is expected to publish a new Resolution for consultation and final Resolution in 2018.

Peru

In Peru, a process takes place every four years to determine the value added from distribution (“VAD”), using a “model company” methodology for a typical area. In October 2013, OSINERGMIN issued Resolution No. 203/2013 setting distribution tariffs from November 2013 to October 2017 for Enel Distribución Peru S.A., which were subsequently extended until October 31, 2018 through Resolution No. 530-2016-MEM/DM of the Ministry of Energy and Mining.

6.	NON-CURRENT ASSETS OR DISPOSAL GROUPS HELD FOR SALE OR HELD FOR DISTRIBUTION TO OWNERS AND DISCONTINUED OPERATIONS

6.1	Corporate Reorganization

I. Background

On April 28, 2015, the Company informed the SVS (now CMF) through a significant event notice, that its Board of Directors decided by unanimous vote to initiate an analysis of a corporate reorganization (the “reorganization”) aimed at separating the activities of generation and distribution of electricity in Chile from activities outside of Chile. The objective was to resolve certain duplications and redundancies arising from Enersis S.A.’s complex corporate structure and generate value for all its shareholders, while maintaining its inclusion in the Enel S.p.A. group.

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

For more detailed information on the merger stage of the corporate restructuring process and its effects on the issued capital and other equity items, refer to Note 25.1.1.

II. Accounting Aspects

As of December 31, 2015, upon compliance with the criteria in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, the following accounting treatment was applied:

i. Assets and liabilities

All assets and liabilities related to the generation and distribution businesses in Chile were classified as non-current assets or disposal groups held for distribution to owners and as liabilities associated with disposal groups held for distribution to owners, in accordance with the criteria described in Note 4.j.

The following table sets forth the assets and liabilities related to the operations in Chile that have been classified as held for distribution to owners as of March 1, 2016, effective date of the Company’s spin-off, and January 1, 2016:

	03-01-2016 ThUS$	01-01-2016 ThUS$
ASSETS

CURRENT ASSETS

Cash and cash equivalents	240,517	203,140
Other current financial assets	849	22,971
Other current non-financial assets	8,687	5,611
Trade and other current receivables	871,247	839,761
Current accounts receivable from related companies	48,967	33,248
Inventories	64,028	60,010
Current tax assets	41,178	28,594

TOTAL CURRENT ASSETS	1,275,473	1,193,335

NON-CURRENT ASSETS

Other non-current financial assets	37,560	30,628
Other non-current non-financial assets	8,411	6,717
Trade and other non-current receivables	21,735	20,266
Investments accounted for using the equity method	48,965	64,375
Intangible assets other than goodwill	63,293	60,380
Goodwill	1,325,314	1,249,377
Property, plant and equipment	5,145,674	4,828,726
Investment property	12,178	11,478
Deferred tax assets	32,134	31,530

TOTAL NON-CURRENT ASSETS	6,695,264	6,303,477

TOTAL ASSETS	7,970,737	7,496,812

CURRENT LIABILITIES

Other current financial liabilities	40,923	39,318
Trade and other current payables	765,735	781,396
Current accounts payable to related companies	89,457	77,784
Other current provisions	13,841	22,994
Current tax liabilities	30,850	21,291
Other current non-financial liabilities	13,695	8,618

TOTAL CURRENT LIABILITIES	954,501	951,401

NON-CURRENT LIABILITIES

Other non-current financial liabilities	1,352,395	1,291,537
Other non-current payables	7,294	8,497
Non-current accounts payable to related companies	376	137
Other non-current provisions	83,822	79,019
Deferred tax liabilities	355,845	331,054
Non-current provisions for employee benefits	83,196	77,480
Other non-current non-financial liabilities	651	613

TOTAL NON-CURRENT LIABILITIES	1,883,579	1,788,337

TOTAL LIABILITIES	2,838,080	2,739,738

   ii. Accumulated Other Comprehensive Income in Net Equity

The accumulated other comprehensive income balance related to assets and liabilities held for distribution to owners were the following:

Reserves originated from	03-01-2016 ThUS$	01-01-2016 ThUS$

Exchange differences on translation	(17,187)	19,155

Cash flow hedges	190,388	(203,776)

Gains on remeasuring available-for-sale financial instruments	(25)	25

Other miscellaneous reserves	934	13,082

Total	174,110	(171,514)

iii. Revenue and expenses

All revenues and expenses related to the generation and distribution businesses in Chile recognized until the effective date of the spin-off of the Company were classified as discontinued operations and presented under the caption “Income after tax from discontinued operations” in the consolidated statement of comprehensive income.

The following table sets forth the breakdown by nature of the line item “Income after tax from discontinued operations” for the two-month period ended February 29, 2016, and the year ended December 31, 2015:

Statement of Income	02-29-2016 ThUS$	12-31-2015 ThUS$

Revenues	595,706	3,639,277
Other operating income	3,788	22,508
Total Revenue and Other Operating Income	599,494	3,661,785

Raw materials and consumables used	(350,008)	(2,263,576)
Contribution Margin	249,486	1,398,209

Other work performed by the entity and capitalized	4,980	32,081
Employee benefits expense	(23,808)	(208,573)
Depreciation and amortization expense	-	(233,999)
Reversal of impairment loss (impairment losses) recognized in profit or loss	(1,433)	4,666
Other expenses	(24,536)	(192,222)
Operating income	204,689	800,162

Other gains	-	30,633
Financial income	3,791	23,324
Financial costs	(12,743)	(94,112)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	1,913	13,602
Foreign currency exchange differences	(31)	(20,459)
Gains from indexed assets and liabilities	393	7,391

Income before taxes	198,012	760,540
Income tax expense, discontinued operations	(27,749)	(167,422)
NET INCOME FROM DISCONTINUED OPERATIONS	170,263	593,118

Due to classification of generation and distribution of energy activities in Chile as discontinued operations, those lines of business are not included in Note 33 “Information by segment.”

The following table sets forth the breakdown by nature of total comprehensive income from discontinued operations for the period ended February 29, 2016, which are part of the Consolidated Comprehensive Income by Nature for the year ended December 31, 2016:

Statement of Comprehensive Income	02-29-2016 ThUS$	12-31-2015 ThUS$

Net income from discontinued operations	170,263	593,118
Components of other comprehensive that will not be reclassified subsequently to profit or loss, net of taxes
Actuarial gains (losses) from defined benefit plans	-	(6,599)
Components of other comprehensive that will be reclassified subsequently to profit or loss, net of taxes
Foreign currency translation gains (losses), net of tax	(2,773)	248
Gains (losses) from available-for-sale financial assets, net of tax	-	-
Share of other comprehensive income from associates and joint venture accounted for using the equity method, net of taxes	(20,441)	(883)
Gains (losses) from cash flow hedge, net of taxes	18,712	(138,572)
Total Other Comprehensive Income from Discontinued Operations	(4,502)	(145,805)

TOTAL COMPREHENSIVE INCOME FROM DISCONTINUED OPERATIONS	165,761	447,313
Comprehensive income attributable to:
Shareholders of Enel Américas	112,481	359,031
Non-controlling interests	53,280	88,282
TOTAL COMPREHENSIVE INCOME FROM DISCONTINUED OPERATIONS	165,761	447,313
iv. Cash flows

The following table sets for the net cash flows from operating, investing and financing activities attributable to discontinued operations for the two-month period ended February 29, 2016 and the year ended December 31, 2015:

Statement of cash flows	02-29-2016 ThUS$	12-31-2015 ThUS$
Net cash flows from (used in) operating activities	224,787	880,591
Net cash flows from (used in) investing activities	(68,237)	(453,241)
Net cash flows from (used in) financing activities	(130,432)	(417,654)
Net increase (decrease) in cash and cash equivalents before effect of Exchange rate changes	26,118	9,695
Effect of exchange rate changes on cash and cash equivalents	2,701	(25,782)
Net increase (decrease) in cash and cash equivalents	28,819	(16,087)
Cash and cash equivalents at beginning of period	203,140	219,226
Cash and cash equivalents at end of period	231,959	203,140

7.	BUSINESS COMBINATION
7.1	MERGER BETWEEN CODENSA S.A. AND DISTRIBUIDORA ELECTRICA DE CUNDINAMARCA S.A. (DECSA) AND EMPRESA ELECTRICA DE CUNDINAMARCA S.A. (EEC)

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

Pursuant to the merger, Codensa absorbed by incorporation DECSA and EEC through a non-cash exchange of shares, which were then dissolved without liquidation. The total number of shares issued by Codensa was 1,668,377 shares for a total amount of ThUS$34,939 (ThCP$ 105,532,468).

Consequently, the Group through its subsidiary Codensa, obtained control of DECSA and EEC. Prior to the merger, DECSA was a joint venture accounted for using the equity method.

The merger of DECSA and EEC to Codensa was accounted for using the criteria for business combination achieved in stages as described in Note 2.7.1.

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

If the acquisition had taken place on January 1, 2016, it is estimated that consolidated revenues would have increased by ThUS$97,603 and the consolidated net income would have increased by ThUS$3,620.  Prior to the merger, Codensa and EEC were considered two independent CGUs, however, during the merger process, the regulator “integrated the markets” by request, therefore, both businesses became a single market served by a merged Codensa under the same tariff.

The functional currency of the acquired entities was the Colombian Peso (CP$). The Group has translated the initial effects of the business combination to its presentation currency using the exchange rate at the acquisition date. At the end of each reporting period, the financial statements of Codensa are translated using the accounting principles described in Note 2.7.3.

a)	Consideration transferred

The consideration transferred corresponds to the equity instruments issued by Codensa that were exchanged with the other shareholders of DECSA and EEC, considering the following share exchange ratio:

Number of shares prior to the merger	132,093,274
Number of new shares issued	1,668,377
Number of shares after the merger	133,761,651
Increase in ownership interest	1.247%

ThUS$
Fair value of Codensa (1)	2,801,355
Fair value of consideration transferred	34,939

(1)

The fair value of Codensa was determined through a “fairness opinion” prepared by Banco BBVA of Colombia. The fair value was adjusted for the dividends distributed from September 1 to December 31, 2014 whose payment was made in 2016.

b)	Acquisition-related costs

Codensa incurred costs of ThUS$356 for financial advisory fees related to the merger process. These cost were recognized under “Other expenses” in the consolidated statement of comprehensive income for the year ended December 31, 2016.

c)	Identifiable assets acquired and identifiable liabilities assumed

The following table summarizes the recognized assets acquired and liabilities assumed in connection to the acquisition:

Identifiable net assets acquired	Fair Value ThUS$

Cash and cash equivalents	9,153
Trade and other receivables (1)	19,046
Accounts receivable to related parties	2,244
Inventories	2,403
Property, plant and equipment	139,679
Intangible assets other than goodwill	615
Other non-financial assets	991
Current tax assets	5,239
Deferred tax assets	26,383
Other financial liabilities	(42,547)
Trade and other payables	(19,328)
Accounts payable to related parties	(1,588)
Provisions for employee benefits	(30,703)
Other provisions (2)	(12,136)
Current tax liabilities	(4,465)
Deferred tax liabilities	(24,450)

Total	70,536

(1)	The gross amount of trade and other receivables was ThUS$19,796, of which ThUS$434 is expected to be uncollectible.
(2)	A contingent liability has been recognized at the acquisition date for expected tax and legal contingencies for a total fair value amount of ThUS$6,569.

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

The business combination resulted in the recognition of a bargain purchase due to the fair value of the assets acquired and liabilities assumed exceeding the total fair value of the consideration transferred and the fair value of the pre-existing interest in the acquiree, as follows:

ThUS$
Consideration transferred	34,939
Fair value of pre-existing interest in the acquiree	28,633
Fair value of identifiable net assets acquired	(70,536)

Bargain purchase	(6,964)

The bargain purchase was recognized in the “Other gains (losses)” line item in the consolidated statement of comprehensive income for the year ended December 31, 2016.

e)	Remeasurement of pre-existing interest and currency translation differences

The remeasurement of the fair value of Codensa’s pre-existing interest in DECSA and EEC resulted in a loss of ThUS$17,091. The loss recognized was the negative difference between the acquisition-date fair value of the pre-existing interest in DECSA and EEC and its carrying amount.

In addition, the exchange differences on translation of the pre-existing interest accumulated in the equity of the Group until the date of obtaining control, were reclassified to profit or loss, resulting in a loss of ThUS$3,633.

Both amounts were recognized in the “Other gains (losses)” line item in the consolidated statement of comprehensive income for the year ended December 31, 2016.

7.2	ACQUISITION OF CELG DISTRIBUIÇÃO S.A. (Enel Distribución Goias)

On February 14, 2017, our subsidiary Enel Brasil S.A. obtained the relevant authorizations from the antitrust authority, Conselho Administrativo de Defensa Econômica (“CADE”), and the sectoral regulator, Agência antimonopólica de Energía Eléctrica (ANEEL), and, consequently, it has proceeded to sign the respective purchase and sale contract for 99.88% of the capital stock of CELG Distribuição S.A. (“CELG”), for a total consideration of R$2,269 million (about US$720 million). Established in 1956 and with its headquarters in Goiania, CELG operates in a territory covering more than 337 thousand square kilometers; its concession is in force until 2045 and it has a customer base of 2,828,459.

The purchase of CELG was financed completely with funds raised in the capital increase of Enel Américas approved towards the end of 2012. This acquisition increases the number of customers of Enel Brasil by 2,828,459, reaching a total of 9,817,668 (the total number of customer before the incorporation was 6,989,209).

The functional currency of CELG is the Brazilian Real (R$). Enel Américas has converted the initial effects of the business combination into its presentation currency, using the exchange rate in effect on the date of acquisition. At each reporting period-end, the financial statements of CELG are converted using the accounting criterion specified in note 2.7.3.

Since the date of acquisition, CELG contributed revenue of ThUS$1,536,277 and pretax losses of ThUS$30,826 to the profit and loss of Enel Américas for the period ended December 31, 2017. If the acquisition had occurred in January 1, 2017, it is estimated that the consolidated revenue for the year ended December 31, 2017 would have increased by ThUS$1,624,297 and the consolidated gain before tax would have decreased by ThUS$35,585.

a)	Identifiable assets acquired and identifiable liabilities assumed

Identifiable net assets acquired	Provisional Fair Value	Provisional Fair Value
	ThR$	ThUS$
Cash and cash equivalents	29,643	9,538
Other current non-financial assets	198,054	63,727
Trade and other current receivables	973,382	313,199
Inventories	24,618	7,921
Current tax assets	2,173	699
Other non-current financial assets	89,514	28,802
Other non-current non-financial assets	698,435	224,731
Trade and other non-current receivables	204,480	65,794
Intangible assets other than goodwill	5,936,985	1,910,306
Property, plant and equipment	42,998	13,835
Deferred tax assets	-	-
Other current financial liabilities	(480,165)	(154,500)
Trade and other current payables	(1,754,071)	(564,395)
Other current provision	(33,965)	(10,929)
Other non-current financial liabilities	(562,823)	(181,096)
Other non-current payables	(1,584,665)	(509,888)
Other non-current provision	(712,465)	(229,245)
Deferred tax liabilities	(529,958)	(170,521)
Provisions for non-current employee benefits	(273,502)	(88,003)

Total	2,268,668	729,975

b)	Determination of the Goodwill
	ThR$	ThUS$
Cash consideration transferred	2,268,667	729,975
(-) Net assets acquired and liabilities assumed	(2,268,667)	(729,975)

Goodwill determinated	-	-

c)	The amounts paid to obtain control of CELG are shown below:

Cash and Cash equivalents to obtain contol of CELG	ThUS$

Amounts paid for the acquisition in cash and cash equivalents	(729,975)
Amounts of cash and cash equivalents in the acquired entity	9,574
Net, Total	(720,401)

8.CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2017, 2016 and January 1, 2016, is as follows:

	Balance as of
Cash and Cash Equivalents	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$
Cash balances	8,410	2,055	10,868
Bank balances	655,226	618,107	273,816
Time deposits	629,716	1,741,986	808,247
Other fixed-income instruments	179,411	327,308	575,937

Total	1,472,763	2,689,456	1,668,868

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of resale agreements maturing in 90 days or less from the date of investment. There are no restrictions for significant amounts of cash availability.

b)	The detail of cash and cash equivalents by currency is as follows:

	Balance as of
Currency	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$
Chilean peso	475	946,734	1,176,452
Argentine peso	219,761	214,806	63,202
Colombian peso	322,022	410,744	220,699
Brazilian real	470,360	297,395	128,428
Peruvian soles	145,950	151,841	48,932
U.S. dollar	306,590	667,936	31,155
Euros	7,605	-	-
Total	1,472,763	2,689,456	1,668,868

c)

The following table shows a reconciliation of cash and cash equivalents presented in the statement of financial position with cash and cash equivalents in the cash flow statement as of December 31, 2017, 2016 and January 1, 2016:

Cash and Cash Equivalents	Balance as of
	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$
Cash and cash equivalents (statement of financial position)	1,472,763	2,689,456	1,668,868
Cash and cash equivalents attributable to assets held for distribution to owners (*)	-	-	203,140
Cash and cash equivalents (statement of cash flows)	1,472,763	2,689,456	1,872,008

(*)  See Note 6.1.II.i).

d)	The following amounts have been received from the sale of shares in subsidiaries:

Loss of Control at Subsidiaries	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Amounts received for the sale of subsidiaries (1)	-	-	38.185
Amounts in cash and cash equivalents in entities sold	-	-	(28.044)
Total, net	-	-	10.141

(1)	On January 9, 2015, our subsidiary Empresa Nacional de Electicidad (Endesa Chile S.A.), sold all shares owned in Sociedad Concesionaria Túnel El Melón S.A..

e)	Other outflows of cash classified as financing activities:
	For the years ended December
Other Payments from Financing Activities	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Cash and cash equivalents allocated to Enel Chile (1)	-	(238,127)	-
Payment for swap derivative transactions	-	(123,627)	(4,674)
Other miscellaneous itemized payments for financing activities	(28,433)	(108,151)	(25,754)
Total other payments from financing activities	(28,433)	(469,905)	(30,428)

(1)	On March 1, 2016, as a result of the completion of the Enel Américas spin-off (see Note 6.1), cash and cash equivalent balances were transferred to the Enel Chile Group.

f)	The following table sets forth the components of “Other payments for operating activities” line item in the Statement of Cash Flows:

	For the years ended December 31,
Other Payments from Operating Activities	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Payment for other taxes (VAT, ICMS, PIS/COFINS, Sales taxes, Custom taxes, taxes on bank transfers) (1)	(1,921,496)	(1,228,307)	(1,235,926)
Payments for collections made under Codensa Hogar contract (2)	(566,795)	(452,883)	(540,374)
Payments for the Energy Development Account (CDE) (3)	(608,591)	(249,856)	(172,587)
Other miscellaneous itemized payments for operating activities (4)	(532,677)	(383,035)	(453,419)
Total other payments from operating activities	(3,629,559)	(2,314,081)	(2,402,306)

(1)	The main elements of payments for other taxes are related to:

•

ICMS is a Brazilian state value added tax (VAT) on the circulation of goods, telecommunication and transportation services. The ICMS payments were ThUS$ 1,411,772, ThUS$ 857,582 and ThUS$787,714 for the years ended December 31, 2017, 2016 y 2015 respectively.

•

PIS/COFINS taxes. In Brazil, the “Programa de Integração Social” (PIS) is a social contribution tax, payable by corporations, targeted to finance the payment of unemployment insurance and allowance for low paid workers, while the “Contribuição para o Financiamento da Seguridade Social” (COFINS) is a federal contribution tax, based on gross revenues of business sales. The total amounts paid for PIS/COFINS were ThUS$347,608, ThUS$203,095 and ThUS$210,035 for the years ended December 31, 2017, 2016 and 2015, respectively.

•	Payment for taxes on sales in Peru for ThUS$70,271 and ThUS$88,084 and ThUS$77,226 for the years ended December 31, 2017, 2016 and 2015, respectively.

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

g)

The table below details the changes in the liabilities originating in the Group’s financing activities at December 31, 2017, including those changes representing cash flows and changes that do not represent cash flows. Liabilities originating in financing activities are those for which the cash flows were or will be classified in the cash flow statement as cash flows from financing activities:

Liabilities from financing activities	Balance at 1/1/2017 (1)	Cash flows from financing				Changes that do not represent cash flows							Balance at 31/12/2017 (1)
						Acquisition of subsidiaries	Sale of subsidiaries	Changes in fair value	Exchange differences	Financial costs (2)	New financial leases	Other changes
		From	Used (3)	Paid interest	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank Loans (Note 19.1)	964,845	783,342	(305,915)	(74,135)	403,292	55,421	-	(775)	(11,659)	94,163	-	(3,564)	1,501,723
Unsecured obligations with public (Note 19.1)	3,154,734	580,365	(573,994)	(237,702)	(231,331)	-	-	-	11,920	230,212	-	12,473	3,178,008
Financial lease (Note 19.1)	125,190	-	(46,975)	(5,984)	(52,959)	-	-	-	(175)	5,882	17,605	8,949	104,492
Other liabilities (Note 19.1)	63,001	125,345	(221,232)	(25,941)	(121,828)	271,607	-	(8,667)	(13,346)	28,874	-	94	219,735
Hedging derivatives (Note 21)	21,069	230	(15,958)	-	(15,728)	-	-	(10,688)	(3,371)	8,874	-	3,128	3,284
Non-hedging derivatives (Note 21)	-	174	(12,878)	-	(12,704)	-	-	13,235	105	2,526	-	-	3,162
Loans from related companies	-	257,453	(257,956)	(229)	(732)	-	-	-	503	229	-	-	-
Other accounts payable	118,969	13,995	(26,751)	-	(12,756)	-	-	-	(21,925)	27,798	-	-	112,086

Total	4,447,808	1,760,904	(1,461,659)	(343,991)	(44,746)	327,028	-	(6,895)	(37,948)	398,558	17,605	21,080	5,122,490

(1)	Corresponding to current and non-current portions.
(2)	This is accrual of interest.
(3)

The amount of the Repayment of loans in 2017 for ThUS$1,127,892 corresponds to Financing Cash Flows Used in bank Loans, unsecured public bonds, finance leases and other Accounts payable of this reconciliation

9.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2017, 2016 and January 1, 2016, is as follows:

	Balance as of
Other Financial Assets (*)	Currrent			Non-Current
	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$

Available-for-sale financial investments — unquoted equity securities or with limited liquidity	-	-	-	1,104	1,907	868
Available-for-sale financial investments IFRIC 12 (1) (2)	14,286	-	-	1,726,306	1,026,870	687,019
Financial assets held to maturity (3)	43,737	37,642	38,295	27	54	56
Hedging derivatives	2,168	259	1,651	19,932	-	1,378
Financial assets at fair value through profit or loss (3)	49,757	65,753	49,943	-	479	-
Non-hedging derivatives	404	32,602	6,234	4,898	-	-

Total	110,352	136,256	96,123	1,752,267	1,029,310	689,321

(*) See Note 21.1.a

(1) On September 11, 2012, the Brazilian government issued Temporary Law No. 579, which became permanent on January 13, 2013 and directly affects companies holding electric power generation, transmission, and distribution concessions, including Enel Distribución Río S.A. and Enel Distribución Ceará S.A. Among its provisions, this legislation establishes that the government, as concession grantor, will use the Valor Nuevo de Reemplazo (VNR, New Replacement Value) to make the corresponding indemnity payments to the concessionaires for those assets that have not been amortized at the end of the concession period. Every month the distributors adjust the book value of the financial asset, by calculating the present value of estimated cash flows, using the effective interest rate on the corresponding payment at the end of the concession.

As a result of this new development, the subsidiaries have changed how they measure and classify the amounts they expect to recover in compensation at the end of the concession term. The previous approach was based on the historic cost of the investments, and the rights to compensation were recorded as an account receivable. Currently, they are measured on the basis of the VNR, and the compensation rights are classified as financial assets available for sale (see Note 4.f).

(2) At December 31, 2017, ThUS$14,286 are considered as current assets and ThUS$413,435 as non-current assets corresponding to EGP Projetos I (Volta Grande).  It was created on October 4, 2017, and on November 30, 2017 was awarded a 30-year concession for Volta Grande for about ThUS$435,597  (see Note 4.c.1).

(3) The amounts included in “financial assets held to maturity” and “financial assets at fair value through profit or loss” correspond mainly to time deposits and other highly liquid investments that are readily convertible to cash and subject to a low risk of changes in value, but that do not fulfill the definition of cash equivalent as defined in Note 4.f.2 (e.g. with maturity over 90 days from time of investment).

10.	TRADE AND OTHER RECEIVABLES

a) The detail of trade and other receivables as of December 31, 2017, 2016 and January 1, 2016, is as follows:

	Balance as of
Trade and Other Receivables, Gross	Current			Non-Current
	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$

Trade and other receivables, gross	3,020,667	1,806,551	1,681,848	712,717	557,898	561,417
Trade receivables, gross	2,342,813	1,492,862	1,210,566	96,367	115,564	115,854
Other receivables, gross (1)	677,854	313,689	471,282	616,350	442,334	445,563

	Balance as of
Trade and Other Receivables, Net	Current			Non-Current
	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$

Trade and other receivables, net	2,465,905	1,538,858	1,532,234	712,717	537,212	561,417
Trade receivables, net	1,791,262	1,229,445	1,062,537	96,367	94,878	115,854
Other receivables, net (1)	674,643	309,413	469,697	616,350	442,334	445,563

(1) Includes as of December 31, 2017, mainly accounts receivable related to loans and advances to employees for ThUS22,330 (ThUS$21,113 and ThUS$ 19,828 as of December 31, 2016 and January 1, 2016, respectively);  recoverable taxes (VAT) of ThUS$70,945 (ThUS$68,372 and ThUS$87,940 as of December 31, 2016 and January 1, 2016, respectively); and Accounts receivable at our Brazilian subsidiaries Enel Distribución Río S.A.and Enel Distribución Ceará S.A., following the signing in 2014 of the addendum to the concession contracts where the outstanding assets are recoverable and/or can be offset in subsequent tariff periods for ThUS$365,086 (ThUS$27,733  and ThUS$212,345 as of December 31, 2016 and  January 1, 2016, respectively), which are guaranteed by the Brazilian government; a receivable to “low income” consumers for ThUS$243,022 (ThUS$184,183  and ThUS$118,002 as of December 31, 2016 and January 1, 2016, respectively) to which a social discount is applied determining a “low income” final tariff, where the Brazilian government replenish such discount to our subsidiaries Enel Distribución Río S.A. and Enel Distribución through a state subsidy; and receivables related to the VOSA project in Argentina for ThUS$353,738 (ThUS$347,670 and ThUS$334,326 as of December 31, 2016 and January 1, 2016, respectively).

There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have customers to which it has sales representing 10% or more of its operating revenue for the years ended December 31, 2017 and 2016.

Refer to Note 11.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related companies.

b)	As of December 31, 2017, 2016 and January 1, 2016, the balance of past due but not impaired trade receivables is as follows:
	Balance as of
Trade Receivables Past Due But Not Impaired (*)	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$
Less than three months	410,907	239,540	166,013
Between three and six months	93,335	28,511	36,306
Between six and twelve months	48,104	25,941	39,738
More than twelve months	52,305	23,890	9,906
Total	604,651	317,882	251,963

(*) These balances are matured, but unimpaired, receivables and the portion not subject to provision of other matured receivables.

c) The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non-Current ThUS$

Balance as of January 1, 2016	149,614
Increases (decreases) for the year (*)	131,252
Amounts written off	(76,468)
Foreign currency translation differences	75,593
Other movements	8,389
Balance as of December 31, 2016	288,380
Increases (decreases) for the year (*)	124,120
Amounts written off	(81,995)
Foreign currency translation differences	(18,406)
Other movements	242,663
Balance as of December 31, 2017	554,762

(*) See Note 29.  Impairment losses on financial assets.

The increase in the allowance for impairment of trade receivables was ThUS$124,120 and ThUS$131,252 for the years ended December 31, 2017 and 2016, respectively (see Note 29).

Write-offs for bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country. In our distribution business, considering the differences in each country, the process takes at least 6 months in Argentina and Brazil, 12 months in Colombia and Peru, and 24 months in Chile. Overall, the risk of bad debt, and therefore the risk of writing off our trade receivables, is limited (see Notes 4.f.3 and 20.5).

d) Additional information:

-	Additional statistical information required under Official Bulletin 715 of the CMF, of February 3, 2012 (XBRL Taxonomy). See Appendix 6.
-	Supplementary information on Trade Receivables, see Appendix 6.1.

11.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party transactions are performed at current market conditions.

Transactions between the companies belonging to the Enel Américas Group have been eliminated on consolidation and are not itemized in this note.

As of the date of these financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related party transactions. The controlling shareholder of the Company is the Italian corporation Enel S.p.A..

11.1Balances and transactions with related parties

The balances of accounts receivable and payable as of December 31, 2017, 2016 and January 1, 2016 are as follows:

a)	Receivables from related companies

							Balance as of
							Current			Non-Current
Taxpayer ID N°	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$

Foreign	Endesa Spain	Spain	Common Immediate Parent	CH$	Other services	More than 90 days	-	19	18	-	-	-
Foreign	Endesa Spain	Spain	Common Immediate Parent	$ Col	Other services	More than 90 days	-	-	40		-	-
Foreign	Endesa Spain	Spain	Common Immediate Parent	Euros	Other services	More than 90 days	18	-	8		-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	US$	Other services	Less than 90 days	1	-	-	-	-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	35	-	-	-	-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	$ Col	Other services	Less than 90 days	-	20	43		-	-
Foreign	Endesa Operaciones y Servicios Comerciales	Spain	Common Immediate Parent	$ Col	Other services	Less than 90 days	75	93	162		-	-
Foreign	SACME	Argentina	Associate	$ Arg	Other services	Less than 90 days	41	48	59	255	360	501
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	CH$	Other services	Less than 90 days	-	41,474	-	-	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	$ Col	Other services	Less than 90 days	32	22	5	-	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	Euros	Other services	Less than 90 days	1,289	1,327	1,311	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	$ Col	Energy sales	Less than 90 days	-	-	779	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	$ Col	Other services	Less than 90 days	-	-	305	-	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	-	-	51	-	-	-
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	-	6	-	-	-	-
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	10	-	-	-	-	-
91.081.000-6	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	-	22	-	-	-	-
91.081.000-6	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	2	-	-	-	-	-
91.081.000-6	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	$ Arg	Other services	Less than 90 days	22	22	-	-	-	-
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	-	1	-	-	-	-
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Chile	Common Immediate Parent	$ Arg	Other services	Less than 90 days	-	96	-	-	-	-
76.014-570-K	GasAtacama Chile S.A.	Chile	Common Immediate Parent	Real	Other services	Less than 90 days	-	128	-	-	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	4	129	-	-	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	1,489	-	-	-	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	$ Col	Other services	Less than 90 days	16	1,307	-	-	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	$ Arg	Other services	Less than 90 days	94	-	-	-	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Soles	Other services	Less than 90 days	-	3	-	-	-	-
Foreign	Enel S.p.A.	Italy	Parent	CH$	Other services	Less than 90 days	120	-	141	-	-	-
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	-	54	205	-	-	-
Foreign	Enel S.p.A.	Italy	Parent	$ Col	Other services	Less than 90 days	918	328	165	-	-	-
Foreign	Enel Green Power Cristal Eólica	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	1	-	-	-	-
Foreign	Enel Green Power Emiliana Eolica Sa	Brazil	Common Immediate Parent	Real	Energy sales	Less than 90 days	217	55	1	357	-	-
Foreign	Enel Green Power Emiliana Eolica Sa	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	1	-	-	-	-
Foreign	Enel Green Power Joana Eolica Sa	Brazil	Common Immediate Parent	Real	Energy sales	Less than 90 days	223	40	1	-	-	-
Foreign	Enel Green Power Joana Eolica Sa	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	1	-	-	-	-
Foreign	Enel Green Power Modelo I Eolica SA	Brazil	Common Immediate Parent	Real	Energy sales	Less than 90 days	247	85	1	549	-	-
Foreign	Enel Green Power Modelo I Eolica SA	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	1	-	-	-	-
Foreign	Enel Green Power Modelo II Eolica SA	Brazil	Common Immediate Parent	Real	Energy sales	Less than 90 days	231	57	1	368	-	-
Foreign	Enel Green Power Modelo II Eolica SA	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	1	-	-	-	-
Foreign	Enel Green Power Primavera Eolica	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	-	1	-	-	-	-
Foreign	Enel Green Power SAO Judas Eolica	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	1	-	-	-	-
Foreign	Enel Green Power Tacaicó Eólica Sa	Brazil	Common Immediate Parent	Real	Energy sales	Less than 90 days	151	27	-	171	-	-
Foreign	Enel Green Power Tacaicó Eólica Sa	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	-	-	-	-	-
Foreign	Enel Green Power Pedra Do Gerônimo Eólic	Brazil	Common Immediate Parent	Real	Energy sales	Less than 90 days	221	67	1	430	-	-
Foreign	Enel Green Power Pedra Do Gerônimo Eólic	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	1	-	-	-	-
Foreign	Enel Green Power Pau Ferro Eólica Sa	Brazil	Common Immediate Parent	Real	Energy sales	Less than 90 days	265	70	1	456	-	-
Foreign	Enel Green Power Pau Ferro Eólica Sa	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	1	-	-	-	-
Foreign	Enel Green Power Dois Riachos SA	Brazil	Common Immediate Parent	Real	Energy sales	Less than 90 days	115	-	-	-	-	-
Foreign	Enel Green Power Ituverava Sur Solar S.A.	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	4	-	-	-	-	-
Foreign	Enel Green Power Ituverava Solar S.A.	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	2	-	-	-	-	-
Foreign	Enel Green Power Ituverava Norte Solar S.A.	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	-	-	-	-	-
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	US$	Other services	Less than 90 days	17	-	-	-	-	-
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	CH$	Other services	Less than 90 days	-	-	22	-	-	-
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	$ Col	Other services	Less than 90 days	29	34	-	-	-	-
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	Soles	Other services	Less than 90 days	37	10	-	-	-	-
Foreign	Enel Green Power Colombia	Colombia	Common Immediate Parent	$ Col	Other services	Less than 90 days	237	27	1,377	-	-	-
Foreign	Enel Green Power Participações Ltda	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	259	37	30	-	-	-
Foreign	Enel Green Power Maniçoba	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	2	-	-	-	-	-
Foreign	Enel Green Power Esperança	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	2	-	-	-	-	-
Foreign	Enel Green Power Maniçoba	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	-	1	1	-	-	-
Foreign	Enel Green Power Esperança	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	-	1	1	-	-	-
Foreign	Enel Green Power Damascena	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	-	1	1	-	-	-
Foreign	Enel Distribuzione	Italy	Common Immediate Parent	$ Arg	Other services	Less than 90 days	12	-	-	-	-	-
Foreign	Enel Distribuzione	Italy	Common Immediate Parent	$ Col	Other services	Less than 90 days	31	-	-	-	-	-
Foreign	Enel Energia	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	87	-	-	-	-	-
Foreign	Enel Green Power Fazenda S.A.	Brazil	Common Immediate Parent	Real	Energy sales	Less than 90 days	-	-	-	259	-	-
Foreign	Enel Green Power Cristalandia I Eolica S.A.	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	-	-	-	-	-
Foreign	Enel Green Power Cristalandia II Eolica S.A.	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	-	-	-	-	-
Foreign	Enel Green Power Delfina A Eolica S.A.	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	-	-	-	-	-
Foreign	Enel Green Power Delfina E Eolica S.A.	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	-	-	-	-	-
Foreign	Enel Green Power Horizonte MP Solar S.A.	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	-	-	-	-	-
Foreign	Enel Green Power Horizonte Nova Lapa Solar S.A.	Brazil	Common Immediate Parent	Real	Tolls	Less than 90 days	1	-	-	-	-	-
Foreign	Enel Green Power Argentina	Argentina	Common Immediate Parent	$ Arg	Other services	Less than 90 days	594	-	-	-	-	-
Foreign	Enel Green Power North América Inc.	United States	Common Immediate Parent	US$	Other services	Less than 90 days	6	-	-	-	-	-
78.932.860-9	Gas Atacama Chile	Chile	Common Immediate Parent	Real	Current mercantile account	Less than 90 days	126	-	-	-	-	-
Foreign	Enel Green Power Colombia SAS	Colombia	Common Immediate Parent	$ Col	Other services	Less than 90 days	106	-	-	-	-	-
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	$ Col	Other services	Less than 90 days	-	-	293	-	-	-

		Total					7,403	45,620	5,023	2,845	360	501

b)	Accounts payable to related companies

							Balance as of
							Current			Non-Current
Taxpayer ID N°	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$

Foreign	Enel Latinoamérica S.A.	Spain	Common Immediate Parent	$ Arg	Dividends	Less than 90 days	57	-	-	-	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	$ Arg	Dividends	Less than 90 days	-	-	84	-	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	CH$	Dividends	Less than 90 days	-	88,919	41,762	-	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	$ Col	Other services	Less than 90 days	81	400	425	-	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	Euros	Other services	Less than 90 days	237	1,818	584	-	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	Real	Other services	Less than 90 days	-	22	541	-	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	$ Arg	Dividends	Less than 90 days	-	68	-	-	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	$ Arg	Other services	Less than 90 days	-	31	245	-	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	$ Arg	Other services	Less than 90 days	-	232	-	-	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	CH$	Dividends	Less than 90 days	-	-	82,935	-	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	$ Col	Other services	Less than 90 days	-	138	58	-	-	-
Foreign	SACME	Argentina	Associate	$ Arg	Other services	Less than 90 days	258	264	227	-	-	-
78.932.860-9	Gas Atacama Chile	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	81	49	-	-	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	170	37	40	-	-	-
Foreign	Enel Distribuzione	Italy	Common Immediate Parent	$ Col	Other services	Less than 90 days	-	1,181	-	-	-	-
Foreign	Enel Distribuzione	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	1,731	2,726	273	-	-	-
Foreign	Enel Distribuzione	Italy	Common Immediate Parent	Euros	Purchase of materials	Less than 90 days	897	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	$ Arg	Other services	Less than 90 days	-	1,320	-	-	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	US$	Other services	Less than 90 days	136	592	-	-	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	7,865	-	-	-	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	$ Col	Other services	Less than 90 days	-	591	260	-	-	-
Foreign	Enel Ingegneria e Ricerca	Italy	Common Immediate Parent	US$	Other services	Less than 90 days	-	371	-	-	-	-
Foreign	Enel Ingegneria e Ricerca	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	-	5,337	2,131	-	-	-
Foreign	Enel Ingegneria e Ricerca	Italy	Common Immediate Parent	$ Col	Other services	Less than 90 days	-	55	272	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	$ Col	Energy purchases	Less than 90 days	-	-	1,580	-	-	-
Foreign	Endesa Spain	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	1,302	107	104	-	-	-
Foreign	Endesa Spain	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	-	660	-	-	-	-
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	261	1,933	-	-	-	-
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	$ Col	Other services	Less than 90 days	60	41	-	-	-	-
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	Real	Other services	Less than 90 days	-	36	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	$ Arg	Other services	Less than 90 days	16	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	1,809	5,732	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	270	955	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	$ Col	Other services	Less than 90 days	-	45	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Euros	Other services	Less than 90 days	3,198	511	-	-	-	-
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	-	2,483	-	-	-	-
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Chile	Common Immediate Parent	$ Col	Other services	Less than 90 days	-	265	-	-	-	-
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	-	597	-	-	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	-	776	-	-	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	2,961	727	-	-	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	2,386	-	-	-	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Real	Other services	Less than 90 days	-	54	-	-	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	$ Col	Other services	Less than 90 days	-	20	-	-	-	-
Foreign	Yacylec S.A.	Argentina	Common Immediate Parent	$ Arg	Other services	Less than 90 days	60	15	-	-	-	-
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	$ Col	Other services	Less than 90 days	-	152	-	-	-	-
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	1,857	521	-	-	-	-
Foreign	Enel S.p.A.	Italy	Parent	Real	Other services	Less than 90 days	-	-	16,935	-	-	-
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	41,175	25,470	4,001	-	-	-
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	5,546	4,056	13	-	-	-
Foreign	Enel S.p.A.	Italy	Parent	US$	Dividends	Less than 90 days	110,188	-	-	-	-	-
Foreign	Enel S.p.A.	Italy	Parent	$ Col	Other services	Less than 90 days	232	837	83	-	-	-
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	121	-	-	-	-	-
Foreign	Enel S.p.A.	Italy	Parent	$ Arg	Other services	Less than 90 days	57	-	-	-	-	-
Foreign	Enel Green Power Emiliana Eolica Sa	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	791	397	215	-	-	-
Foreign	Enel Green Power Joana Eolica Sa	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	526	415	156	-	-	-
Foreign	Enel Green Power Modelo I Eolica SA	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	557	539	331	-	-	-
Foreign	Enel Green Power Modelo II Eolica SA	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	405	380	222	-	-	-
Foreign	Enel Green Power Dois Riachos SA	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	874	455	-	-	-	-
Foreign	Enel Green Power Tacaicó	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	379	282	101	-	-	-
Foreign	Enel Green Power Pedra Do Gerônimo Eólic	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	451	401	259	-	-	-
Foreign	Enel Green Power Pau Ferro Eólica Sa	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	601	506	276	-	-	-
Foreign	Enel Green Power Paranapanema	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	113	-	-	-	-	-
Foreign	Enel Green Power Salto Apiacas	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	520	-	-	-	-	-
Foreign	Enel Green Power Fazenda S.A.	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	353	229	-	-	-	-
Foreign	Enel Green Power Cabeça de Boi	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	444	311	-	-	-	-
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	$ Col	Other services	Less than 90 days	586	6,072	-	-	-	-
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	24,302	5,648	116	-	-	-
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	Real	Other services	Less than 90 days	-	63	-	-	-	-
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	Soles	Other services	Less than 90 days	274	69	-	-	-	-
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	US$	Other services	Less than 90 days	-	129	-	-	-	-
Foreign	Enel Green Power Desenvolvimiento Ltda.	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	482	490	403	-	-	-
Foreign	Enel Green Power Brazil	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	-	-	27	-	-	-
Foreign	Enel Green Power Brazil Participações Ltda	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	121	-	-	-	-	-
Foreign	Enel Green Power Brazil Participações Ltda	Brazil	Common Immediate Parent	$Col	Other services	Less than 90 days	-	33	-	-	-	-
76.250.019-1	Enel Green Power Chile Ltda.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	63	-	-	-	-	-
Foreign	Enel Fortuna S.A.	Panama	Common Immediate Parent	US$	Other services	Less than 90 days	58	-	-	-	-	-
Foreign	Enel Green Power SPA	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	80	-	-	-	-	-
Foreign	Quatiara Energia S.A.	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	267	-	-	-	-	-
Foreign	Enel Green Power Delfina B Eolica S.A.	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	809	-	-	-	-	-
Foreign	Enel Green Power Delfina C Eolica S.A.	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	304	-	-	-	-	-
Foreign	Enel Green Power Delfina D Eolica S.A.	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	1,565	-	-	-	-	-
Foreign	Enel Green Power Delfina E Eolica S.A.	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	1,565	-	-	-	-	-
Foreign	Enel Green Power Cristalandia I EolicaS.A.	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	1,565	-	-	-	-	-
Foreign	Enel Green Power Cristalandia II EolicaS.A.	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	3,118	-	-	-	-	-
Foreign	Socibe Energia S.A.	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	746	-	-	-	-	-
Foreign	Enel Green Power Mourao S.A.	Brazil	Common Immediate Parent	Real	Energy purchases	Less than 90 days	19	-	-	-	-	-
Foreign	Enel Green Power Italy	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	77	-	-	-	-	-
Foreign	Enel Green Power Italy	Italy	Common Immediate Parent	$ Col	Other services	Less than 90 days	-	291	91	-	-	-

		Total					225,027	166,854	154,750	-	-	-

c)	Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

					For the years ended,
Taxpayer ID N°	Company	Country	Relatinoship	Description of Transaction	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Other services rendered	90	-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Gas sales	-	-	22,307
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Other operating income	-	65	420
Foreign	Enel Latinoamérica S.A	Spain	Common Immediate Parent	Other fixed operating expenses	-	(127)	(165)
Foreign	Endesa Generación	Spain	Common Immediate Parent	Fuel consumption	-	(16,975)	(22,958)
Foreign	Endesa Generación	Spain	Common Immediate Parent	Other fixed operating expenses	(160)	(39)	(185)
Foreign	Endesa Generación	Spain	Common Immediate Parent	Commodity derivatives	-	-	(3,275)
76.418.940-k	GNL Chile S.A. (*)	Chile	Associate	Gas consumption	-	(20,267)	(189,343)
76.418.940-k	GNL Chile S.A. (*)	Chile	Associate	Gas transportation	-	(13,197)	(79,723)
76.418.940-k	GNL Chile S.A. (*)	Chile	Associate	Other financial income	-	2	125
76.418.940-k	GNL Chile S.A. (*)	Chile	Associate	Other services rendered	-	-	83
76.788.080-4	GNL Quintero S.A. (*)	Chile	Associate	Energy purchasess	-	657	-
76.788.080-4	GNL Quintero S.A. (*)	Chile	Associate	Energy sales	-	-	4,980
76.788.080-4	GNL Quintero S.A. (*)	Chile	Associate	Tolls	-	(223)	231
76.788.080-4	GNL Quintero S.A. (*)	Chile	Associate	Other services rendered	-	-	993
76.788.080-4	GNL Quintero S.A. (*)	Chile	Associate	Other fixed operating expenses	-	(55)	-
Foreign	SACME	Argentina	Associate	Outsourced services	-	(2,438)	(3,008)
Foreign	SACME	Argentina	Associate	Other services rendered	(2,761)	-	-
96.524.140-K	Empresa Eléctrica Panguipulli S.A. (*)	Chile	Common Immediate Parent	Energy purchasess	-	(2,195)	(16,191)
96.524.140-K	Empresa Eléctrica Panguipulli S.A. (*)	Chile	Common Immediate Parent	Tolls	-	(63)	(446)
96.524.140-K	Empresa Eléctrica Panguipulli S.A. (*)	Chile	Common Immediate Parent	Other services rendered	-	88	599
96.524.140-K	Empresa Eléctrica Panguipulli S.A. (*)	Chile	Common Immediate Parent	Energy purchasess	-	194	-
96.524.140-K	Empresa Eléctrica Panguipulli S.A. (*)	Chile	Common Immediate Parent	Energy sales	-	-	438
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	Other fixed operating expenses	(234)	(1,214)	(1,795)
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	Other operating income	10	4	5
96.806.130-5	Electrogas S.A. (*)	Chile	Associate	Tolls	-	(1,309)	(5,036)
96.806.130-5	Electrogas S.A. (*)	Chile	Associate	Fuel consumption	-	259	(1,454)
Foreign	Endesa Operaciones y Servicios	Spain	Common Immediate Parent	Other services rendered	259	-	-
Foreign	Endesa Operaciones y Servicios	Spain	Common Immediate Parent	Other operating income	-	231	264
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Other services rendered	-	-	1,815
Foreign	Enel Ingegneria e Ricerca	Italy	Common Immediate Parent	Other services rendered	-	9	55
Foreign	Enel Ingegneria e Ricerca	Italy	Common Immediate Parent	Other fixed operating expenses	-	(2,487)	(3,423)
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Energy purchasess	-	9,101	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Energy sales	-	-	6,512
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Other operating income	-	25	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Other services rendered	-	3,280	4,508
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Other fixed operating expenses	-	(7)	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Joint Venture	Tolls	-	(1,926)	(2,636)
	Centrales Hidroeléctricas de Aysén S.A.	Chile	Joint Venture	Other services rendered	-	-	(14)
77.017.930-0	Transmisora Eléctrica de Quillota Ltda. (*)	Chile	Joint Venture	Tolls	-	(364)	(2,251)
Foreign	Endesa España	Spain	Common Immediate Parent	Other fixed operating expenses	(150)	(170)	(267)
Foreign	Endesa España	Spain	Common Immediate Parent	Other operating income	-	-	55
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Other operating income	-	71	-
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Other fixed operating expenses	(1,249)	(821)	(331)
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Commodity derivatives	-	-	(1,273)
76.321.458-3	Sociedad Almeyda Solar Spa (*)	Chile	Common Immediate Parent	Energy purchasess	-	(1,208)	(4,987)
76.321.458-3	Sociedad Almeyda Solar Spa (*)	Chile	Common Immediate Parent	Tolls	-	(60)	(235)
76.321.458-3	Sociedad Almeyda Solar Spa (*)	Chile	Common Immediate Parent	Other services rendered	-	53	168
76.321.458-3	Sociedad Almeyda Solar Spa (*)	Chile	Common Immediate Parent	Energy purchasess	-	51	-
76.321.458-3	Sociedad Almeyda Solar Spa (*)	Chile	Common Immediate Parent	Energy sales	-	-	133
76.052.206-6	Parque Eolico Valle de los Vientos S.A. (*)	Chile	Common Immediate Parent	Energy purchasess	-	(4,155)	(22,803)
76.052.206-6	Parque Eolico Valle de los Vientos S.A. (*)	Chile	Common Immediate Parent	Energy purchasess	-	206	-
76.052.206-6	Parque Eolico Valle de los Vientos S.A. (*)	Chile	Common Immediate Parent	Energy sales	-	-	1,023
Foreign	Enel S.p.A.	Italy	Parent	Other fixed operating expenses	(12,758)	(18,284)	(20,723)
Foreign	Enel S.p.A.	Italy	Parent	Other fixed operating expenses	(1,686)	-	(110)
Foreign	Enel S.p.A.	Italy	Parent	Other operating income	593	153	190
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	Other fixed operating expenses	(16,805)	-	-
Foreign	Enel Italia	Italy	Common Immediate Parent	Other fixed operating expenses	-	(6,120)	(257)
76.179.024-2	Parque Eolico Tal Tal S.A. (*)	Chile	Common Immediate Parent	Energy purchasess	-	(6,480)	-
76.179.024-2	Parque Eolico Tal Tal S.A. (*)	Chile	Common Immediate Parent	Energy purchasess	-	38	(40,409)
76.179.024-2	Parque Eolico Tal Tal S.A. (*)	Chile	Common Immediate Parent	Energy sales	-	-	332
Foreign	Quatiara Energia S.A.	Brazil	Common Immediate Parent	Energy purchasess	(2,406)	-	(100)
Foreign	Quatiara Energia S.A.	Brazil	Common Immediate Parent	Energy sales	593	-	-
Foreign	Enel Green Power Cristal Eolica	Brazil	Common Immediate Parent	Electricity tolls	6	-	-
Foreign	Enel Green Power Cristal Eolica	Brazil	Common Immediate Parent	Other services rendered	-	7	8
Foreign	Enel Green Power SAO Judas Eolica	Brazil	Common Immediate Parent	Other services rendered	6	7	8
Foreign	Enel Green Power Primavera Eolica	Brazil	Common Immediate Parent	Other services rendered	6	7	8
Foreign	Enel Green Power Emiliana Eolica Sa	Brazil	Common Immediate Parent	Energy purchasess	(7,182)	(4,029)	(3,028)
Foreign	Enel Green Power Emiliana Eolica Sa	Brazil	Common Immediate Parent	Other services rendered	-	36	12
Foreign	Enel Green Power Emiliana Eolica Sa	Brazil	Common Immediate Parent	Energy sales	2,753	598	-
Foreign	Enel Green Power Emiliana Eolica Sa	Brazil	Common Immediate Parent	Electricity tolls	8	-	-
Foreign	Enel Green Power Joana Eolica Sa	Brazil	Common Immediate Parent	Energy purchasess	(8,483)	(3,652)	(2,236)
Foreign	Enel Green Power Joana Eolica Sa	Brazil	Common Immediate Parent	Other services rendered	-	28	11
Foreign	Enel Green Power Joana Eolica Sa	Brazil	Common Immediate Parent	Energy sales	2,912	433	-
Foreign	Enel Green Power Joana Eolica Sa	Brazil	Common Immediate Parent	Electricity tolls	8	-	-
Foreign	Enel Green Power Pau Ferro Eólica Sa	Brazil	Common Immediate Parent	Energy purchasess	(9,685)	(5,146)	(3,663)
Foreign	Enel Green Power Pau Ferro Eólica Sa	Brazil	Common Immediate Parent	Other services rendered	-	34	5
Foreign	Enel Green Power Pau Ferro Eólica Sa	Brazil	Common Immediate Parent	Energy sales	3,479	762	-
Foreign	Enel Green Power Pau Ferro Eólica Sa	Brazil	Common Immediate Parent	Electricity tolls	7	-	-
Foreign	Enel Green Power Pedra Do Gerônimo Eólic	Brazil	Common Immediate Parent	Energy purchasess	(7,705)	(4,448)	(3,533)
Foreign	Enel Green Power Pedra Do Gerônimo Eólic	Brazil	Common Immediate Parent	Other services rendered	-	19	5
Foreign	Enel Green Power Pedra Do Gerônimo Eólic	Brazil	Common Immediate Parent	Energy sales	2,569	719	-
Foreign	Enel Green Power Pedra Do Gerônimo Eólic	Brazil	Common Immediate Parent	Electricity tolls	7	-	-
Foreign	Enel Green Power Tacaicó Eólica S.A.	Brazil	Common Immediate Parent	Energy purchasess	(6,159)	(2,477)	(1,390)
Foreign	Enel Green Power Tacaicó Eólica S.A.	Brazil	Common Immediate Parent	Other services rendered	-	12	3
Foreign	Enel Green Power Tacaicó Eólica S.A.	Brazil	Common Immediate Parent	Energy sales	2,328	286	-
Foreign	Enel Green Power Tacaicó Eólica S.A.	Brazil	Common Immediate Parent	Electricity tolls	5	-	-
Foreign	Enel Green Power Modelo I Eolica S.A.	Brazil	Common Immediate Parent	Energy purchasess	(7,725)	(5,297)	(4,550)
Foreign	Enel Green Power Modelo I Eolica S.A.	Brazil	Common Immediate Parent	Other services rendered	-	57	11
Foreign	Enel Green Power Modelo I Eolica S.A.	Brazil	Common Immediate Parent	Energy sales	2,622	918	-
Foreign	Enel Green Power Modelo I Eolica S.A.	Brazil	Common Immediate Parent	Electricity tolls	9	-	-
Foreign	Enel Green Power Modelo II Eolica S.A.	Brazil	Common Immediate Parent	Energy purchasess	(5,646)	(3,659)	(3,052)
Foreign	Enel Green Power Modelo II Eolica S.A.	Brazil	Common Immediate Parent	Other services rendered	-	37	9
Foreign	Enel Green Power Modelo II Eolica S.A.	Brazil	Common Immediate Parent	Energy sales	1,948	615	-
Foreign	Enel Green Power Modelo II Eolica S.A.	Brazil	Common Immediate Parent	Electricity tolls	8	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	Other fixed operating expenses	(532)	(487)	(616)
Foreign	Enel Green Power Damascena S.A.	Brazil	Common Immediate Parent	Electricity tolls	7	-	-
Foreign	Enel Green Power Esperança S.A.	Brazil	Common Immediate Parent	Electricity tolls	11	-	-
Foreign	Enel Green Power Maniçoba S.A.	Brazil	Common Immediate Parent	Electricity tolls	12	-	-
Foreign	Enel Solucoes Energeticas Ltda	Brazil	Common Immediate Parent	Electricity tolls	1	-	-
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	Other services rendered	54	19	25
Foreign	Enel Green Power Italia	Italy	Common Immediate Parent	Other fixed operating expenses	(93)	(192)	(105)
Foreign	Enel Green Power Damascena S.A.	Brazil	Common Immediate Parent	Other services rendered	-	13	4
Foreign	Enel Green Power Esperança S.A.	Brazil	Common Immediate Parent	Other services rendered	-	12	4
Foreign	Enel Green Power Maniçoba S.A.	Brazil	Common Immediate Parent	Other services rendered	-	13	4
Foreign	Enel Solucoes Energeticas Ltda.	Brazil	Common Immediate Parent	Other services rendered	-	1	-

Foreign	Enel Green Power Dois Riachos Eolica S.A.	Brazil	Common Immediate Parent	Energy purchasess	(13,092)	(5,025)	-
Foreign	Enel Green Power Dois Riachos Eolica S.A.	Brazil	Common Immediate Parent	Energy sales	4,388	-	-
96.800.570-7	Enel Distribución Chile S.A. (Ex Chilectra S.A.)	Chile	Common Immediate Parent	Sale of Materials	-	5,204	-
96.800.570-7	Enel Distribución Chile S.A. (Ex Chilectra S.A.)	Chile	Common Immediate Parent	Other fixed operating expenses	(169)	(262)	-
96.800.570-7	Enel Distribución Chile S.A. (Ex Chilectra S.A.)	Chile	Common Immediate Parent	Other financial income	-	49	-
96.800.570-7	Enel Distribución Chile S.A. (Ex Chilectra S.A.)	Chile	Common Immediate Parent	Other services rendered	-	(19)	-
91.081.000-6	Enel Generación Chile S.A. (Ex Endesa S.A.)	Chile	Common Immediate Parent	Other financial income	-	1,543	-
91.081.000-6	Enel Generación Chile S.A. (Ex Endesa S.A.)	Chile	Common Immediate Parent	Other services rendered	-	77	-
91.081.000-6	Enel Generación Chile S.A. (Ex Endesa S.A.)	Chile	Common Immediate Parent	Other fixed operating expenses	(264)	(4,244)	-
96.770.940-9	Celta	Chile	Common Immediate Parent	Other fixed operating expenses	-	(599)	-
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Chile	Common Immediate Parent	Other operating income	-	79	-
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Chile	Common Immediate Parent	Other services rendered	-	128	-
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Chile	Common Immediate Parent	Other fixed operating expenses	(3,328)	(3,381)	-
76.788.080-4	Gas Atacama Chile	Chile	Common Immediate Parent	Other fixed operating expenses	(465)	-	-
76.536.353-5	Enel Chile S.A. (Ex Enersis Chile)	Chile	Common Immediate Parent	Other financial expenses	-	(490)	-
76.536.353-5	Enel Chile S.A. (Ex Enersis Chile)	Chile	Common Immediate Parent	Other services rendered	-	4,244	-
76.536.353-5	Enel Chile S.A. (Ex Enersis Chile)	Chile	Common Immediate Parent	Other fixed operating expenses	(3,931)	(8,055)	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Other financial income	431	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Other operating income	16	-	-
Foreign	Yacylec	Argentina	Associate	Other services rendered	14	15	20
Foreign	Yacylec	Argentina	Associate	Other services rendered	-	(150)	(187)
Foreign	Yacylec	Argentina	Associate	Other fixed operating expenses	(162)	-	-
Foreign	Enel Green Power Paranapanema S.A	Brazil	Common Immediate Parent	Energy purchasess	(1,287)	(557)	-
Foreign	Enel Distribuzione	Italy	Common Immediate Parent	Other fixed operating expenses	(143)	(94)	-
Foreign	Enel Green Power Mourao S.A.	Brazil	Common Immediate Parent	Energy purchasess	(251)	(177)	-
76.126.507-5	Parque Eolico Talinay Oriente SA (*)	Chile	Common Immediate Parent	Energy purchasess	-	59	-
76.126.507-5	Parque Eolico Talinay Oriente SA (*)	Chile	Common Immediate Parent	Energy sales	-	-	234
76.126.507-5	Parque Eolico Talinay Oriente SA (*)	Chile	Common Immediate Parent	Energy purchasess	-	(150)	(772)
Foreign	Enel Green Power Cabeca de Boi SA	Brazil	Common Immediate Parent	Energy purchasess	(4,561)	(1,054)	-
Foreign	Enel Green Power Cabeca de Boi SA	Brazil	Common Immediate Parent	Energy sales	202	743	-
Foreign	Enel Green Power Salto Apiacas SA	Brazil	Common Immediate Parent	Energy purchasess	(6,283)	-	-
Foreign	Enel Green Power Ituverava Norte Solar S.A.	Brazil	Common Immediate Parent	Electricity tolls	6	-	-
Foreign	Enel Green Power Ituverava Sur Solar S.A.	Brazil	Common Immediate Parent	Electricity tolls	12	-	-
Foreign	Enel Green Power Ituverava Solar S.A.	Brazil	Common Immediate Parent	Electricity tolls	8	-	-
Foreign	Enel Energía	Italy	Common Immediate Parent	Other operating income	88	-	-
Foreign	Enel Green Power Colombia	Colombia	Common Immediate Parent	Other services rendered	263	-	-
Foreign	Enel Green Power Cristalandia I EolicaS.A.	Brazil	Common Immediate Parent	Energy sales	1,532	-	-
Foreign	Enel Green Power Cristalandia I EolicaS.A.	Brazil	Common Immediate Parent	Energy purchasess	(4,423)	-	-
Foreign	Enel Green Power Cristalandia I EolicaS.A.	Brazil	Common Immediate Parent	Electricity tolls	2	-	-
Foreign	Enel Green Power Cristalandia II EolicaS.A.	Brazil	Common Immediate Parent	Energy sales	4,500	-	-
Foreign	Enel Green Power Cristalandia II EolicaS.A.	Brazil	Common Immediate Parent	Energy purchasess	(10,537)	-	-
Foreign	Enel Green Power Cristalandia II EolicaS.A.	Brazil	Common Immediate Parent	Electricity tolls	5	-	-
Foreign	Socibe Energia S.A.	Brazil	Common Immediate Parent	Energy sales	1,260	-	-
Foreign	Socibe Energia S.A.	Brazil	Common Immediate Parent	Energy purchasess	(5,118)	-	-
Foreign	Enel Green Power Delfina A Eolica S.A.	Brazil	Common Immediate Parent	Electricity tolls	8	-	-
Foreign	Enel Green Power Delfina B Eolica S.A.	Brazil	Common Immediate Parent	Electricity tolls	2	-	-
Foreign	Enel Green Power Delfina B Eolica S.A.	Brazil	Common Immediate Parent	Energy purchasess	(839)	-	-
Foreign	Enel Green Power Delfina C Eolica S.A.	Brazil	Common Immediate Parent	Electricity tolls	1	-	-
Foreign	Enel Green Power Delfina C Eolica S.A.	Brazil	Common Immediate Parent	Energy purchasess	(316)	-	-
Foreign	Enel Green Power Delfina D Eolica S.A.	Brazil	Common Immediate Parent	Electricity tolls	3	-	-
Foreign	Enel Green Power Delfina D Eolica S.A.	Brazil	Common Immediate Parent	Energy purchasess	(1,624)	-	-
Foreign	Enel Green Power Delfina E Eolica S.A.	Brazil	Common Immediate Parent	Electricity tolls	3	-	-
Foreign	Enel Green Power Delfina E Eolica S.A.	Brazil	Common Immediate Parent	Energy purchasess	(1,624)	-	-
Foreign	Enel Green Power Nova Olinda B Solar S.A.	Brazil	Common Immediate Parent	Electricity tolls	3	-	-
Foreign	Enel Green Power Nova Olinda C Solar S.A.	Brazil	Common Immediate Parent	Electricity tolls	3	-	-
Foreign	Enel Green Power Nova Olinda Norte Solar S.A.	Brazil	Common Immediate Parent	Electricity tolls	3	-	-
Foreign	Enel Green Power Nova Olinda Sul Solar S.A.	Brazil	Common Immediate Parent	Electricity tolls	1	-	-
Foreign	Enel Green Power Horizonte MP Solar S.A.	Brazil	Common Immediate Parent	Electricity tolls	7	-	-
Foreign	Enel Green Power NOVA LAPA SOLAR S.A.	Brazil	Common Immediate Parent	Electricity tolls	4	-	-
Foreign	Enel Green Power Argentina	Argentina	Common Immediate Parent	Other services rendered	589	-	-
Foreign	Enel Green Power North Amercia Inc.	United States	Common Immediate Parent	Other services rendered	6	-	-
Foreign	Enel fortuna S.A.	Panama	Common Immediate Parent	Other fixed operating expenses	(58)	-	-
Foreign	Enel Green Power SPA	Italy	Common Immediate Parent	Other fixed operating expenses	(81)	-	-
Foreign	Enel Green Power Fazenda SA	Brazil	Common Immediate Parent	Energy purchasess	(4,001)	(963)	-
Foreign	Enel Green Power Fazenda SA	Brazil	Common Immediate Parent	Energy sales	164	335	-

				Total	(120,141)	(123,198)	(400,923)

(*)

For the years ended December 31, 2016, and 2015 the effects on profit or loss of the transactions with related companies in Chile have been classified as discontinued operations in the consolidated statement of comprehensive income. See Note 6.1.

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

11.2Board of directors and key management personnel

The Company is managed by a Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of December 31, 2017 was elected at the Ordinary Shareholders Meeting held on April 28, 2016, and is composed of the following members:

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

Likewise, at the same Board of Directors Meeting, the Directors’ Committee was elected under the requirements of Law No. 18,046 on Corporations and the Sarbanes-Oxley Act. The Directors’ Committee is composed of the following independent directors: Mr. Hernán Sommerville Senn (as Chairman), Mr. Patricio Gómez Sabaini and Mr. Domingo Cruzat Amunátegui (as Secretary).

The Board of Directors determined that Mr. Hernan Sommerville Senn is a financial expert for the Directors’ Committee of the Company.

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

The compensation consists of paying a variable annual compensation equal to one one-thousandth of the profit for the year (attributable to shareholders of Enel Américas). Also, each member of the Board of Directors will be paid a monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended. The breakdown of this compensation is as follows:

-	UF 180 as a fixed monthly fee, and
-	UF 66 as per diem for each Board meeting attended with a maximum of 15 sessions in total.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above. As stated in the by-laws, the compensation for the Chairman of the Board will be twice that of a Director.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ended December 31, 2017.

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

This compensation is broken down as follows:

- UF 60.00 as a fixed monthly fee, in any event, and

- UF 22.00 as per diem for each Board meeting attended.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ended December 31, 2017.

The following tables show details of the compensation paid to the members of the Board of Directors of the Company for the years ended December 31, 2017, 2016 and 2015:

			December 31, 2017
Taxpayer ID No.	Name	Position	Period in position	Enel Américas Board	Board of Subsidiaries	Directors' Committee
				ThUS$	ThUS$	ThUS$
Foreigner	Francisco de Borja Acha Besga (1)	Chairman	January - December 2017	-	-	-
Foreigner	José Antonio Vargas Lleras (2)	Vice Chairman	January - December 2017	-	-	-
Foreigner	Enrico Viale (4)	Director	January - December 2017	-	-	-
Foreigner	Livio Gallo (3)	Director	January - December 2017	-	-	-
4.132.185-7	Hernán Somerville Senn	Director	January - December 2017	121	-	40
Foreigner	Patricio Gómez Sabaini (5)	Director	January - December 2017	121	-	39
6.989.304-K	Domingo Cruzat Amunátegui (6)	Director	January - December 2017	119	-	39

	TOTAL			361	-	118

			December 31, 2016
Taxpayer ID No.	Name	Position	Period in position	Enel Américas Board	Board of Subsidiaries	Directors' Committee
				ThUS$	ThUS$	ThUS$
Foreigner	Francisco de Borja Acha Besga (1)	Chairman	January - December 2016	-	-	-
Foreigner	José Antonio Vargas Lleras (2)	Vice Chairman	May - December 2016	-	-	-
Foreigner	Francesco Starace	Vice Chairman	January-April 2016	-	-	-
4.975.992-4	Herman Chadwick Piñera	Vice Chairman	January - December 2016	37	-	12
Foreigner	Enrico Viale (4)	Director	May - December 2016	-	-	-
Foreigner	Livio Gallo (3)	Director	May - December 2016	-	-	-
6.429.250-1	Rafael Fernández Morandé	Director	January-April 2016	37	-	12
4.132.185-7	Hernán Somerville Senn	Director	January - December 2016	105	-	35
Foreigner	Patricio Gómez Sabaini (5)	Director	May - December 2016	74	-	25
6.989.304-K	Domingo Cruzat Amunátegui (6)	Director	May - December 2016	74	-	25
Foreigner	Alberto de Paoli	Director	January - April 2016	-	-	-
Foreigner	Francesca Di Carlo	Director	January – April 2016	-	-	-

	TOTAL			327	-	109

			December 31, 2015
Taxpayer ID No.	Name	Position	Period in position	Enel Américas Board	Board of Subsidiaries	Directors' Committee
				ThUS$	ThUS$	ThUS$
Foreigner	Francisco de Borja Acha Besga (1)	Chairman	June - December 2015	-	-	-
5.710.967-K	Pablo Yrarrázaval Valdés	Chairman	Year 2014	31	-	-
6.243.657-3	Jorge Rosenblut Ratinoff	Chairman	January - June 2015	119	-	-
Foreigner	Francesco Starace	ViceChairman	June - December 2015	-	-	-
Foreigner	Borja Prado Eulate	ViceChairman	January - April 2015	69	-	-
7.052.890-8	Carolina Schmidt Zaldivar	Director	January - June 2015	51	-	13
4.975.992-4	Herman Chadwick Piñera	Director	June - December 2015	82	-	33
6.429.250-1	Rafael Fernández Morandé	Director	January - December 2015	149	-	56
4.132.185-7	Hernán Somerville Senn	Director	January - December 2015	146	-	56
Foreigner	Andrea Brentan	Director	January - April 2015	35	-	-
5.719.922-9	Leonidas Vial Echeverría	Director	Year 2014	23
Foreigner	Alberto de Paoli	Director	January - December 2015	-	-	-
Foreigner	Francesco Di Carlo	Director	April - December 2015	-	-	-

	TOTAL			704	-	159

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

11.3Compensation for key management personnel

a)	Remunerations received by key management personnel

Key Management Personnel
Taxpayer ID No.	Name	Position
Foreigner	Luca D'Agnese (1)	Chief Executive Officer
24.852.381-6	Francisco Galán Allué (4)	Administration, Finance and Control Officer
Foreigner	Emanuele Brandolini (7)	Planning and Control Officer
Foreigner	Raffaele Cutrignelli (6)	Internal Audit Officer
15.307.846-7	José Miranda Montecinos (2)	Communications Officer
24.166.243-8	Alain Rosolino (3)	Human Resources and Organization Officer
7.625.745-0	Antonio Barreda Toledo (5)	Procurement Officer
6.973.465-0	Domingo Valdés Prieto	General Counsel and Secretary to the Board

Mr. Alain Rosolino, Mr. José Miranda Montecinos and Mr. Domingo Valdés Prieto, are personnel of Enel Américas, exclusively compensated by Enel Chile S.A. who is the employer, but render executive services to the Company pursuant to an intercompany agreement between both entities.

(1) Mr. Luca D’Agnese became CEO on January29, 2015.

(2) Mr. José Miranda Montecinos became Communications Officer on December 1, 2014.

(3) Mr. Alain Rosolino became of Human Resources and Organizational Officer on October 1, 2016.

(4) Mr. Francisco Galán Allue became Administration, Finance and Control Officer On December 15, 2014.

(5) Mr. Antonio Barreda Toledo became Procurement Officer on January 29, 2015 and served, until October 31, 2017.

(6) Mr. Raffaele Cutrignelli became Internal Audit Officer on October 1, 2016.

(7) Mr. Emanuele Brandolini become Planning and Control Manager on January 19, 2017.

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

Compensation of key management personnel is the following:

	For the years ended December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Cash compensation	4,046	4,917	5,053
Short-term benefits for employees	119	245	538
Other long-term benefits	-	86	686

Total	4,165	5,248	6,277

b)	Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

11.4Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the share price of the Company.

12.	INVENTORIES

The detail of inventories as of December 31, 2017, 2016 and January 1, 2016, is as follows:

	Balance as of
Classes of Inventories	12-31-2017	12-31-2016	01-01-2016
	ThUS$	ThUS$	ThUS$

Goods	-	592	1,228
Supplies for Production	25,989	23,167	22,616
Oil	16,232	15,498	19,154
Coal	9,757	7,669	3,462
Other inventories (*)	220,100	75,439	110,010

Total	246,089	99,198	133,854

Detail of other inventories
(*) Total other inventories	220,100	75,439	110,010
Supplies for projects and spare parts	23,102	32,858	32,206
Electrical materials	196,998	42,581	77,804

There are no inventories pledged as security for liabilities.

For the year ended December 31, 2017 and 2016, raw materials and consumables used recognized as fuel expenses were ThUS$229,308 and ThUS$362,156 , respectively (see Note 27).

As of December 31, 2017 and 2016, no inventories have been written down.

13.	CURRENT TAX ASSETS AND LIABILITIES

The detail of current tax receivables as of December 31, 2017, 2016 and January 1, 2016, is as follows:

	Balance as of
Tax Receivables	12-31-2017	12-31-2016	01-01-2016
	ThUS$	ThUS$	ThUS$

Monthly provisional tax payments (*)	43,235	73,552	63,753
Tax credit for absorbed profits		45,285	67
Tax credit for training expenses	-	13	113
Other	4,158	4,121	2,889

Total	47,393	122,971	66,822

(*) Monthly provisional tax payments made by the holding company.

The detail of current tax payables as of December 31, 2017, 2016 and January 1, 2016, is as follows:

	Balance as of
Tax Payables	12-31-2017	12-31-2016	01-01-2016
	ThUS$	ThUS$	ThUS$

Income tax	172,638	201,467	200,811

Total	172,638	201,467	200,811

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

14.1.Investments accounted for using the equity method

a.	The following tables present the changes in shareholders’ equity of the Group’s equity method investments during the years ended December 31, 2017 and 2016:

Taxpayer ID No.	Associates and Joint Ventures	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 1/1/2017	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance as of 12/31/2017	Negative equity provision	Balance as of 12/31/2017
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreigner	Yacylec S.A.	Associate	Argentina	Argentine peso	22.22%	-	-	1,606	-	(177)	-	-	1,429	(208)	1,221
Foreigner	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	17	-	-	-	(3)	-	-	14	-	14
Foreigner	Central Termica Manuel Belgrano	Associate	Argentina	Argentine peso	25.60%	971	-	1,101	(1,076)	(166)	-	-	830	-	830
Foreigner	Central Termica San Martin	Associate	Argentina	Argentine peso	25.60%	769	-	603	(565)	(136)	-	-	671	-	671
Foreigner	Central Vuelta Obligado S.A.	Associate	Argentina	Argentine peso	40.90%	13	-	-	-	(2)	-	-	11	-	11

					TOTAL	1,770	-	3,310	(1,641)	(484)	-	-	2,955	(208)	2,747

Taxpayer ID No.	Associates and Joint Ventures	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 1/1/2016	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance as of 12/31/2016	Negative equity provision	Balance as of 12/31/2016
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreigner	Yacylec S.A.	Associate	Argentina	Argentine peso	22.22%	343	-	(525)	-	(26)	-	-	(208)	208	-
Foreigner	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	21	-	-	-	(4)	-	-	17	-	17
Foreigner	Central Termica Manuel Belgrano	Associate	Argentina	Argentine peso	25.60%	877	-	997	(721)	(182)	-	-	971	-	971
Foreigner	Central Termica San Martin	Associate	Argentina	Argentine peso	25.60%	807	-	791	(671)	(158)	-	-	769	-	769
Foreigner	Central Vuelta Obligado S.A.	Associate	Argentina	Argentine peso	40.90%	16	-	-	-	(3)	-	-	13	-	13
Foreigner	Distribuidora Eléctrica de Cundinamarca S.A. (1)	Joint Venture	Colombia	Colombian peso	49.00%	41,532	-	1,443	(398)	2,361	(391)	(44,547)	-	-	-

					TOTAL	43,596	-	2,706	(1,790)	1,988	(391)	(44,547)	1,562	208	1,770

(1)	On October 1, 2016, Distribuidora Eléctrica de Cundinamarca S.A. was merged with our Colombian subsidiary Codensa S.A. (see Note 7.1).

b.	Additional financial information on investments in associates and joint ventures
-	Investments with significant influence

The following tables set forth financial information as of December 31, 2017, 2016 and January 1, 2016, from the Financial Statements of the investments in associates where the Group has significant influence:

	December 31, 2017
Investments with Significant Influence	Ownership Interst Direct / Indirect	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenue	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Yacylec S.A.	22.22%	9,491	811	4,559	249	13,923	(6,666)	7,257	(799)	6,458

	December 31, 2016
Investments with Significant Influence	Ownership Interst Direct / Indirect	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenue	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Yacylec S.A.	22.22%	1,419	194	2,465	85	1,399	(3,762)	(2,363)	(185)	(2,548)

	January 1, 2016
Investments with Significant Influence	Ownership Interst Direct / Indirect	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenue	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GNL Chile S.A (*)	33.33%	103,201	27,942	83,373	36,524	1,001,603	(999,333)	2,270	1,597	3,867
GNL Quintero S.A. (*)	20.00%	217,091	956,470	31,126	1,021,779	199,387	(164,759)	34,628	14,151	48,779
Electrogas S.A. (*)	42.50%	13,800	65,922	17,167	22,654	35,964	(16,227)	19,737	1,949	21,686
Yacylec S.A.	22.22%	2,549	273	1,223	57	2,104	(3,016)	(912)	(529)	(1,441)

(*)

As of January 1, 2016, these investments in associates have been classified as non-current assets held for distribution to owners. Beginning on March 1, 2016, these equity method investments are no longer part of the Group (see Note 6.1).

None of our associates have published price quotations.

-Joint ventures

The following tables present information from the financial statements as of December 31, 2017, 2016 and January 1, 2016, on the main joint ventures:

	Centrales Hidroeléctricas de Aysén S.A. (*)			Transmisora Eléctrica de Quillota Ltda. (*)			Distribuidora Eléctrica de Cundinamarca S.A. (**)
	51.0%	51.0%	51.0%	50.0%	50.0%	50.0%	48.997%	48.997%	48.997%
% Ownership Interest	12-31-2017	12-31-2016	01-01-2016	12-31-2017	12-31-2016	01-01-2016	12-31-2017	12-31-2016	01-01-2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total current assets	-	-	708	-	-	7,515	-	-	21,106
Total non-current assets	-	-	21,346	-	-	17,107	-	-	179,006
Total current liabilities	-	-	4,634	-	-	657	-	-	23,398
Total non-current liabilities	-	-	80	-	-	2,577	-	-	77,975
Cash and cash equivalents	-	-	603	-	-	6,878	-	-	3,928
Other current financial liabilities	-	-	-	-	-	-	-	-	1,523
Other non-current financial liabilities	-	-	-	-	-	-	-	-	32,712

Revenues	-	-	-	-	-	4,017	-	97,603	122,038
Depreciation and amortization expense	-	-	-	-	-	(1,054)	-	(8,829)	(12,354)
Impariment losses	-	-	-	-	-	-	-	-	-
Interest income	-	-	28	-	-	2,364	-	960	892
Interest expense	-	-	-	-	-	-	-	(4,050)	(4,366)
Income tax expense	-	-	(12)	-	-	(957)	-	(3,458)	(7,375)
Profit (loss)	-	-	(6,665)	-	-	3,290	-	3,620	2,713
Other comprehensive income	-	-	-	-	-	-	-	(240)	(11,650)
Comprehensive income	-	-	(6,665)	-	-	3,290	-	3,380	(8,937)

(*) As of January 1, 2016, these investments in joint ventures have been classified as non-current assets held for distribution to owners. Beginning on March 1, 2016, these joint ventures are no longer part of the Group (see Note 6.1).

(**) On October 1, 2016, Distribuidora Eléctrica de Cundinamarca S.A. was merged with our Colombian subsidiary Codensa S.A. (see Note 7.1).

Appendix 3 to these consolidated financial statements provides information on the main activities of our associates and joint ventures and the ownership interest the Group holds in them.

c.	There are no significant commitments and contingencies, or restrictions on funds transfers to its owners in our associates and joint ventures.

15.	INTANGIBLE ASSETS OTHER THAN GOODWILL

The following table presents intangible assets other than Goodwill as of December 31, 2017, 2016 and January 1, 2016:

Intangible Assets, Gross	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$

Intangible Assets, Gross	6,423,636	3,525,393	2,737,272
Easements and water rights	58,147	55,533	51,776
Concessions	6,156,560	3,267,682	2,518,336
Development costs	15,180	24,080	36,790
Patents, registered trademarks and other rights	39,411	34,259	15,891
Computer software	146,509	135,780	111,481
Other identifiable intangible assets	7,829	8,059	2,998

Intangible Assets, Amortization and Impairment	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$

Accumulated Amortization and Impairment, Total	(2,741,157)	(1,715,235)	(1,355,331)
Identifiable Intangible Assets	(2,741,157)	(1,715,235)	(1,355,331)
Easements and water rights	(15,665)	(14,577)	(12,951)
Concessions	(2,622,625)	(1,583,704)	(1,243,448)
Development costs	(13,124)	(12,520)	(11,717)
Patents, registered trademarks and other rights	(14,158)	(15,411)	(12,467)
Computer software	(73,210)	(86,445)	(71,905)
Other identifiable intangible assets	(2,375)	(2,578)	(2,843)

Intangible Assets, Net	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$

Intangible Assets, Net	3,682,479	1,810,158	1,381,941
Easements and water rights	42,482	40,956	38,826
Concessions, Net(1) (*)	3,533,935	1,683,978	1,274,887
Development costs	2,056	11,560	25,073
Patents, registered trademarks and other rights	25,253	18,849	3,424
Computer software	73,299	49,334	39,576
Other identifiable intangible assets	5,454	5,481	155

(1) The detail of concessions is the following:

Concession Holder	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$

Enel Distribución Río S.A. (ex Ampla)	1,006,398	1,020,630	765,200
Enele Distribución Ceará S.A. (ex Coelce)	705,638	663,348	509,687
CELG Distribución S.A.	1,821,899	-	-

TOTAL	3,533,935	1,683,978	1,274,887

(*) See Note 4c.1.

The reconciliations of the carrying amounts of intangible assets during the years ended December 31, 2017 and 2016, are as follows:

	Development Costs	Easements	Concessions	Patents, Registered Trademarks and	Computer	Other Identifiable	Intangible Assets,
Changes in Intangible Assets				Other Rights	Software	Intangible Assets	Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2017	11,560	40,956	1,683,978	18,849	49,334	5,481	1,810,158
Changes in identifiable intangible assets:							-
Increases other than from business combinations	611	2,453	825,256	8,184	34,569	-	871,073
Increases from business combinations (3)			1,824,275				1,824,275
Increase (decrease) from foreign currency translation differences	272	656	(80,562)	69	(2,483)	1	(82,047)
Amortization (1)	(505)	(1,776)	(226,046)	(1,808)	(10,416)	(28)	(240,579)
Increases (decreases) from transfers and other changes	12	40	(133)	19	62	-	-
Increases (decreases) from transfers	12	40	(133)	19	62	-	-
Increases (decreases) from other changes (2)	-	-	-	-	-	-	-
Disposals and removal from service	(9,894)	-	(7,087)	(60)	(259)	-	(17,300)
Disposals	-	-	-	-	-	-	-
Removals from service	(9,894)	-	(7,087)	(60)	(259)	-	(17,300)
Other increases (decreases)	-	153	(485,746)	-	2,492	-	(483,101)
Total changes in identifiable intangible assets	(9,504)	1,526	1,849,957	6,404	23,965	(27)	1,872,321

Closing balance as of December 31, 2017	2,056	42,482	3,533,935	25,253	73,299	5,454	3,682,479

	Development Costs	Easements	Concessions	Patents, Registered Trademarks and	Computer	Other Identifiable	Intangible Assets,
Changes in Intangible Assets				Other Rights	Software	Intangible Assets	Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	25,073	38,826	1,274,887	3,424	39,576	155	1,381,941
Changes in identifiable intangible assets:							-
Increases other than from business combinations	2,157	2,574	399,408	15,413	-	21,234	440,786
Increase (decrease) from foreign currency translation differences, net	650	1,585	284,446	390	1,223	497	288,791
Amortization (1)	(157)	(1,390)	(114,152)	(1,179)	(7,975)	-	(124,853)
Increases (decreases) from transfers and other changes	(104)	(556)	(121,040)	801	16,510	(15,895)	(120,284)
Increases (decreses) from transfers	(104)	-	-	(166)	21,270	(21,000)	-
Increases (decreases) from other changes	-	(556)	(121,040)	967	(4,760)	5,105	(120,284)
Disposals and removal from service	(16,059)	(83)	(39,571)	-	-	(510)	(56,223)
Disposals	(16,059)	(83)	(39,571)	-	-	(510)	(56,223)
Removal from service	-	-	-	-	-	-	-
Total changes in identifiable intangible assets	(13,513)	2,130	409,091	15,425	9,758	5,326	428,217

Closing balance as of December 31, 2016	11,560	40,956	1,683,978	18,849	49,334	5,481	1,810,158

(1)	See Note 29.
(2)	Correspond mainly to the transfer to financial assets in 2016 from our subsidiaries Enel Distribución Rio S.A. and Enel Distribución Ceará S.A. in accordance with IFRIC 12.
(3)

This is the fair value calculated provisionally for concessions acquired as part of the acquisition of the 99.88% ownership interest in the Brazilian entity CELG Distribuição S.A. on February 14, 2017 by our subsidiary Enel Brasil (See Note 7.2).

For the year ended December 31, 2017, the main additions to intangible assets for ThUS$825,256 recognized within item Concessions in accordance with IFRIC 12 (see Note 4.c.1) are from Distribución Rio S.A., Enel Distribución Ceará S.A. and CELG Distribuição S.A. and are related to investments in network and extensions to optimize functionality and to improve efficiency and quality levels of service. For the year ended December 31, 2016 the principal additions to intangible assets for a total ThUS$399,408 from of Enel Distribución Rio S.A. and Enel Distribución Ceará S.A.

The additions to intangible assets for the year ended December 31, 2017 and 2016 were ThUS$871,073 and ThUS$440,786, respectively.

The amortization expense of intangible assets were ThUS$240,579and ThUS$124,853 for the years ended December 31, 2017 and 2016 (see Note 29).

During the years ended December 31, 2017 and 2016 employee expenses directly related to construction in progress were activated in the concession area for ThUS$68,186 and ThUS $ 24,407, respectively.

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets recognized as of December 31, 2017, 2016 and January 1, 2016 (see Note 4.d).

As of December 31, 2017, 2016 and January 1, 2016, the Company does not have significant intangible assets with an indefinite useful life.

16.	GOODWILL

The following table sets forth goodwill by cash-generating unit or group of cash-generating units to which it belongs and changes for the years ended December 31, 2017, 2016 and January 1, 2016:

		Opening balance	Foreign Currency	Closing balance	Foreign Currency Translation	Closing balance
Company	Cash Generating Unit	01-01-2016	Translation	31-12-2016		31-12-2017
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Enel Distribución Río S.A. (formerly Ampla)	Enel Distribución Río S.A.	214,570	46,419	260,989	(4,331)	256,658
Compañía Distribuidora y Comercializadora de Energía S.A.	Compañía Distribuidora y Comercializadora de Energía S.A.	13,642	753	14,395	119	14,514
Enel Generación El Chocón S.A.	Enel Generación El Chocón S.A.	8,199	(1,520)	6,679	(1,123)	5,556
Enel Distribución Perú S.A.	Enel Distribución Perú	67,775	929	68,704	2,594	71,298
EGP Cachoeira Dourada S.A.	EGP Cachoeira Dourada S.A.	78,678	17,020	95,698	(1,584)	94,114
Enel Generación Perú S.A.	Enel Generación Perú	127,566	1,749	129,315	4,882	134,197
Emgesa S.A. E.S.P.	Emgesa S.A. E.S.P.	6,034	334	6,368	53	6,421
Generalima S.A.	Enel Distribución Perú	20	-	20	1	21
Enel Brasil S.A.	Enel Brasil S.A.	999	216	1,215	(20)	1,195
Enel Distribución Ceará S.A. (formerly Coelce)	Enel Distribución Ceará S.A.	108,009	23,366	131,375	(2,174)	129,201

Total		625,492	89,266	714,758	(1,583)	713,175

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the cash-generating units or groups of cash-generating units, to which the acquired goodwill has been allocated, allow the recovery of its carrying amount as of December 31, 2017 (see Note 4.d).

The origin of the goodwill is detailed below:

1. Enel Distribución Rio S.A. (formerly Ampla Energia e Serviços S.A.)

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

 2. Compañía Energética Do Ceará S.A. (Coelce)

Between 1998 and 1999, the Company and our former subsidiary Enel Distribución Chile S.A., together with Endesa, S.A., acquired Compañía de Distribución Eléctrica del Estado de Ceará (now named Enel Distribución Ceará S.A.) in northeast Brazil in an international public bidding process held by the Brazilian government.

3. Compañía Distribuidora y Comercializadora de Energía S.A. (Codensa S.A.)

On October 23, 1997, Enel Américas S.A. and our former subsidiary Enel Distribución Chile S.A., together with Endesa, S.A., acquired a 48.5% equity interest in Colombiana Codensa S.A., a company that distributes electricity in Santa Fé de Bogotá in Colombia. The acquisition took place through an international public bidding process held by the Colombian government.

4. Enel Generación El Chocón S.A.

On August 31, 1993, Enel Generación Chile S.A. (formerly known as Endesa Chile) acquired 59% equity interest of Enel Generación El Chocón S.A. in an international public bidding process held by the Argentine government.

5. Enel Distribución Perú S.A.

On October 15, 2009, in a transaction on the Lima Stock Exchange, the Company acquired an additional 24% interest in Enel Distribución Perú S.A.

6. EGP Cachoeira Dourada S.A.

On September 5, 1997, our former subsidiary Enel Generación Chile S.A. acquired 79% of EGP Cachoeira Dourada S.A. in the state of Goias in a public bidding process held by the Brazilian government.

7. Enel Generación Perú S.A. (formerly Edegel S.A.A.)

On October 9, 2009, in a transaction on the Lima Stock Exchange in Peru, our former subsidiary Enel Generación Chile S.A. acquired an additional 29.3974% equity interest in Enel Generación Perú S.A.

8. Emgesa S.A. E.S.P.

On October 23, 1997, our former subsidiary Enel Generación Chile S.A., together with Endesa, S.A., acquired a 48.5% equity interest in Emgesa S.A.E.S.P. in Colombia. The acquisition was made in an international public bidding process held by the Colombian government.

17.	PROPERTY, PLANTS AND EQUIPMENT

The following table sets forth the property, plant and equipment as of December 31, 2017, 2016 and January 1, 2016:

Classes of Property, Plants and Equipment, Gross	12-31-2017	12-31-2016	01-01-2016
	ThUS$	ThUS$	ThUS$

Property, Plants and Equipment, Gross	12,994,643	12,519,170	11,422,783
Construction in progress	829,559	848,636	855,089
Land	155,485	151,430	141,522
Buildings	215,100	192,727	174,934
Plant and equipment	6,513,960	6,648,792	5,915,858
Network Infrastructure	4,758,475	4,244,836	3,921,403
Fixtures and fittings	293,738	255,731	245,183
Other property, plant and equipment under finance lease	228,326	177,018	168,794

Classes of Accumulated Depreciation and Impairment in Property, Plants and	12-31-2017	12-31-2016	01-01-2016
Equipment	ThUS$	ThUS$	ThUS$

Total Accumulated Depreciation and Impairment in Property, Plants and Equipment	(4,902,176)	(4,826,014)	(4,377,094)
Buildings	(87,543)	(86,515)	(74,954)
Plant and equipment	(2,562,137)	(2,635,262)	(2,156,717)
Network Infrastructure	(2,026,878)	(1,895,185)	(1,969,883)
Fixtures and fittings	(180,655)	(162,078)	(138,279)
Other property, plant and equipment under finance lease	(44,963)	(46,974)	(37,261)

	12-31-2017	12-31-2016	01-01-2016
Classes of Property, Plants and Equipment, Net	ThUS$	ThUS$	ThUS$

Property, Plants and Equipment, Net	8,092,467	7,693,156	7,045,689
Construction in progress	829,559	848,636	855,089
Land	155,485	151,430	141,522
Buildings	127,557	106,212	99,980
Plant and equipment	3,951,823	4,013,530	3,759,141
Network Infrastructure	2,731,597	2,349,651	1,951,520
Fixtures and fittings	113,083	93,653	106,904
Other property, plant and equipment under finance lease	183,363	130,044	131,533

The detail and changes in property, plant, and equipment during the years ended December 31, 2017 and 2016, are as follows:

Changes in 2017	Construction in Progress	Land	Buildings, Net	Plant and Equiment	Network infrastructure, Net	Fixtures and Fittings	Other Property, Plant and Equipment under Finance Lease	Property, Plant and Equipment, Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	848,636	151,430	106,212	4,013,530	2,349,651	93,653	130,044	7,693,156
Increases other than from business combinations	815,269	3	13	6,338	-	3,454	326	825,403
Acquisitions through business combinations	-	-	-	-	-	13,212	-	13,212
Increases (decreases) from foreign currency translation differences, net	(37,686)	1,646	(1,362)	18,836	(66,040)	(3,930)	4,936	(83,600)
Depreciation (1)	-	-	(4,729)	(216,852)	(151,856)	(21,403)	(12,695)	(407,535)
Impairment (losses) reversals recognized in profit or loss (1)	-	-	-	(10,242)	54,819	-	-	44,577
Increases (decreases) from transfers and other changes	(796,707)	2,631	23,609	141,901	547,973	17,961	62,632	-
Increases (decreases) from transfers from construction in progress	(796,707)	2,631	23,609	141,901	547,973	17,961	62,632	-
Disposals and removal from service	(111)	(169)	(267)	(488)	(3,007)	(2,975)	(73)	(7,090)
Disposals	5	(169)	(244)	-	-	(3)	-	(411)
Removals	(116)	-	(23)	(488)	(3,007)	(2,972)	(73)	(6,679)
Other increases (decreases)	158	(56)	4,081	(1,200)	57	13,111	(1,807)	14,344
Total changes	(19,077)	4,055	21,345	(61,707)	381,946	19,430	53,319	399,311
	829,559	155,485	127,557	3,951,823	2,731,597	113,083	183,363	8,092,467

Changes in 2016	Construction in Progress	Land	Buildings	Plant and Equiment	Network Infraestructure, Net	Fixtures and Fittings	Other Property, Plant and Equipment under Finance Lease	Property, Plant and Equipment, Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	855,089	141,522	99,980	3,759,141	1,951,520	106,904	131,533	7,045,689
Increases other than from business combinations	786,488	128	73	4,295	2,697	3,963	3,622	801,266
Acquisitions through business combinations	5,140	4,222	7,962	-	119,884	2,078	329	139,615
Increases (decreases) from foreign currency translation differences, net	(33,100)	6,395	2,407	286,922	(133,636)	8,800	1,887	139,675
Depreciation (1)	-	-	(3,971)	(192,355)	(127,444)	(15,642)	(8,973)	(348,385)
Impairment (losses) reversals recognized in profit or loss (1)	-	-	-	-	-	-	-	-
Increases (decreases) from transfers and other changes	(740,651)	(693)	(211)	197,004	540,513	718	3,320	-
Increases (decreases) from transfers from construction in progress	(740,651)	(693)	(211)	197,004	540,513	718	3,320	-
Disposals and removals from service	(23,353)	(99)	(28)	(39,640)	(3,813)	(274)	(1,674)	(68,881)
Disposals	-	(6)	(4)	(36,494)	-	(148)	(1,633)	(38,285)
Removals	(23,353)	(93)	(24)	(3,146)	(3,813)	(126)	(41)	(30,596)
Other increases (decreases)	(977)	(45)	-	(1,837)	(70)	(12,894)	-	(15,823)
Total changes	(6,453)	9,908	6,232	254,389	398,131	(13,251)	(1,489)	647,467
	848,636	151,430	106,212	4,013,530	2,349,651	93,653	130,044	7,693,156

                 (1) See Note 29.

Additional information on property, plants and equipment, net

a)	Main investments

The main additions to property, plant and equipment correspond to investments in operating plants and new projects amounting to ThUS$825,403 and ThUS$ 801,266 for the years ended December 31, 2017 and 2016, respectively.  Additionally, as part of the acquisition of CELG Distribuição S.A. in February 2017, assets were received for a total of ThUS$13,212.

In the generation business, the main investments are the works performed in the combined cycle power plants in the subsidiaries Enel Generación Perú S.A., Emgesa and Enel Generación Costanera, involving additions of ThUS$174,259 during the year ended December 31, 2017 (for the year ended December 31, 2016, the main investments were in combined cycle plants in the subsidiaries Enel Generación Perú S.A., Emgesa and Enel Generación Costanera of ThUS$195,604), while in the distribution business, the main investments were in network and extensions to optimize their operation and to improve efficiency and quality level in the services, amounting to ThUS$570,574 for the year ended December 31, 2017 (ThUS$506,298 for the year ended December 31, 2016).

The depreciation expense of property, plant and equipment was ThUS$407,535 and ThUS$348,385 for the years ended December 31, 2017 and 2016, respectively (see Note 29).

b)	Capitalized expenses
b.1)	Borrowing costs

Capitalized borrowing costs were ThUS$8,054, ThUS$30,939, ThUS$114,906 for the years ended December 31, 2017, 2016 and 2015, respectively (see Note 32). The weighted average borrowing rate depends mainly on the geographical location and was 9.44% as of December 31, 2017 (18.06% and 24.02% as of December 31, 2016 and 2015, respectively).

b.2)	Employee expenses capitalized

Employee expenses capitalized that are directly attributable to constructions in progress were ThUS$105,000, ThUS$75,042 and ThUS$119,046 for the years ended December 31, 2017, 2016 and 2015, respectively.

c)	Finance leases

As of December 31, 2017, property, plants and equipment includes ThUS$183,363 in leased assets classified as finance leases (ThUS$130,044 and ThUS$131,533 as of December 31, 2016 and January 1, 2016, respectively).

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2017			12-31-2016			01-01-2016
	Gross	Interest	Present Value	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Less than one year	26,991	344	26,647	43,076	582	42,494	32,404	4,708	27,696
From one to five years	83,287	5,442	77,845	87,888	6,928	80,960	63,302	7,861	55,441
More than five years	-	-	-	1,744	8	1,736	27,913	739	27,174
Total	110,278	5,786	104,492	132,708	7,518	125,190	123,619	13,308	110,311

Leased assets primarily relate to:

The finance leases come mainly from Enel Generación Perú S.A. and correspond to lease agreements to finance the project of converting the Ventanilla thermoelectric plant to a combined cycle plant. The agreements were signed between Edegel S.A.A. and financial institutions BBVA - Banco Continental, Banco de Crédito del Peru, Citibank del Peru and Banco Internacional del Peru - Interbank. These agreements have an average term of 8 years and bear interest at an annual rate of Libor + 1.75% as of December 31, 2017.

The company also has an agreement with Scotiabank, which financed the construction of a new open cycle plant at the Santa Rosa Plant. This agreement has a 9-year term and bears interest an annual rate of Libor + 1.75%.

d)	Operating leases

The consolidated statements of income for the years ended December 31, 2017, 2016 and 2015, include ThUS$26,488, ThUS$17,271 and ThUS$24,244, respectively; related to the accrual during these periods of operating lease contracts for material assets in operation.

As of December 31, 2017, 2016 and January 1, 2016, the total future lease payments under those contracts are as follows:

	12-31-2017	12-31-2016	01-01-2016
	ThUS$	ThUS$	ThUS$
Less than one year	15,889	22,463	21,192
From one to five years	27,689	24,825	30,963
More than five years	13,344	12,570	12,062
Total	56,922	59,858	64,217

e)	Other information

i) As of December 31, 2017, the Group had contractual commitments for the acquisition of property, plants and equipment amounting to ThUS$596,957 (ThUS$556,986 and ThUS$232,340 as of December 31, 2016 and January 1, 2016, respectively).

ii) As of December 31, 2017, the Group had property, plants and equipment pledged as security for liabilities for ThUS$26,156 (ThUS$10,736 and ThUS$19,577 as of December 31, 2016 and January 1, 2016, respectively) (see Note 34.1).

iii) The Company and its foreign subsidiaries have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million (ThUS$1,199,333) limit in the case of generating companies and a

€50 million (ThUS$59,967) limit for distribution companies, including business interruption coverage. Additionally, the Company has Civil Liability insurance to meet claims from third parties with a €500 million (ThUS$599,667) limit. The premiums associated with these policies are presented proportionally for each company under the line item “Prepaid expenses”.

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

At the end of 2011, the Group recognized an impairment loss in property, plants and equipment from Empresa Distribuidora Sur S.A. As of December 31, 2017, the amount was completely reversed for ThUS$54,819 (see Note 4.d).

v) In November 2010, our subsidiary Emgesa signed the Contract CEQ-21 Main Civil Works El Quimbo Hydroelectric Project (“CEQ-21”) with Consortium Impregilo-Obrascon Huarte Lain (“OHL”) for construction of the principal public works of the hydroelectric project El Quimbo.

During 2015 the Consortium Impregilo OHL presented to the Company a series of claims and notifications of change orders for economic damages for the works executed in the CEQ-21 contract.

On October 19, 2016, at the Board of Directors Meeting N°436, a technical and legal analysis of the contract was made, and in order to avoid a future arbitration process, negotiations were settled with the Consortium Impregilo, as a result of the negotiations previously held from September 2015 and March 2016. The company decided to close the negotiation with the contractor in August 2016. The initial amount requested by the contractor was CP$204,351 million (ThUS$68,454) considering claims and notifications of changes orders (NOC in its Spanish acronym) and it agreed to pay the value of CP$57,459 million (ThUS$19,248) plus a value of CP$2,800 million (ThUS$938) by contract closing minutes for a total of CP$60,259 million (ThUS$20,186); these values were authorized by the company to be included in the CEQ-021 contract.

In October, 2016, as part of the analysis of the activities included in the provision made to guarantee fulfillment of its obligations stemming from the construction of the power plant, the company made some adjustments to some activities that were considered unnecessary, including the adjustments to the contract prices agreed to by the Board of Directors and formalized in addendum 17 and whose payment for a total of CP$74,800 million (Th$25,057) was made in February 2017.

18.	INCOME TAXES
a)	Income taxes

The following table presents the components of the income tax expense/(benefit) recognized in the consolidated statement of comprehensive income for the years ended December 31, 2017, 2016 and 2015:

	For the years ended December 31,
Current Income Tax and Adjustments	2017	2016	2015
to Current Income Tax for Previous Periods	ThUS$	ThUS$	ThUS$

Current income tax	(647,937)	(533,042)	(717,139)
Tax benefit from tax losses, tax credits or temporary differences not previously recognized for the current period (current tax credits and/or benefits)	30,041	28,471	44,623
Adjustments to current tax from the previous period	24,030	(1,666)	(7,936)
Benefit / (expense) for current income tax due to changes in tax rates or the introduction of new taxes	-	-	-
Other current tax benefit / (expense)	485	(316)	(4,679)

Current tax expense, net	(593,381)	(506,553)	(685,131)

Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	28,259	7,260	(110,684)
Benefit / (expense) from deferred taxes due to changes in tax rates or the introduction of new taxes	54,967	(32,835)	-
Adjustments to deferred taxes from the previous period	(8,979)	667	(4,026)
Total deferred tax benefit / (expense)	74,247	(24,908)	(114,709)

Income tax expense, continuing operations	(519,134)	(531,461)	(799,840)

The following table reconciles income taxes resulting from applying the local current tax rate to “Net income before taxes” and the actual income tax expense recognized in the consolidated statement of comprehensive income for the years ended December 31, 2017, 2016 and 2015:

		2017		2016		2015
Reconciliation of Tax Expense	Tax Rate	ThUS$	Tax Rate	ThUS$	Tax Rate	ThUS$

ACCOUNTING INCOME BEFORE TAX		1,645,648		1,376,069		1,954,777

Total tax income (expense) using statutory rate	(25.50%)	(419,637)	(24.00%)	(330,256)	(22.50%)	(439,825)
Tax effect of rates applied in other countries	(10.93%)	(179,788)	(12.04%)	(165,722)	(12.88%)	(251,738)
Tax effect of non-taxable operations and benefits from tax losses and tax credits	8.39%	138,031	5.54%	76,231	4.93%	96,342
Tax effect of non-tax-deductible expenses	(7.76%)	(127,758)	(18.01%)	(247,867)	(4.39%)	(85,730)
Tax effect of changes in income tax rates	3.34%	54,967	(2.39%)	(32,835)	0%	-
Tax effect of adjustments to taxes in previous periods	1.46%	24,030	(0.12%)	(1,666)	(0.41%)	(7,936)
Adjustments for prior periods deferred taxes	(0.55%)	(8,979)	0.05%	667	(0.21%)	(4,026)
Price level restatement for tax purposes (investments in subsidiaries, associates and joint ventures and equity)	0%	-	12.35%	169,987	(5.47%)	(106,927)
Total adjustments to tax expense using statutory rate	(6.05%)	(99,497)	(14.62%)	(201,205)	(18.42%)	(360,015)

Income tax benefit (expense), continuing operations	(31.55%)	(519,134)	(38.62%)	(531,461)	(40.92%)	(799,840)

The main temporary differences are described below.

b)	Deferred taxes

The table below shows the balances of the deferred tax assets and liabilities presented in the consolidated statement of financial position at December 31, 2017, 2016 and January 1, 2016:

Assets/(Liabilities) for Deferred Taxes	December 31, 2017		December 31, 2016		January 1, 2016
	Assets	Liabities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	77,084	(409,305)	92,595	(382,787)	117,702	(358,742)
Amortizations	8,617	(29,383)	9,734	(30,800)	8,797	(26,226)
Provisions	313,092	(168,774)	264,353	(160,248)	166,816	(127,807)
Obligations for post-employment benefits	83,968	(199)	80,216	(87)	57,372	(87)
Revaluations of financial instruments	10,785	(7,507)	10,921	(1,535)	26,742	(2,002)
Others	65,327	(198,645)	21,806	(53,180)	5,445	(40,619)
Deferred taxes Assets/(Liabilities) before compensation	558,873	(813,813)	479,625	(628,637)	382,874	(555,483)
Compensation deferred taxes Assets/Liabilities	(358,502)	358,502	(299,078)	299,078	(228,930)	228,930
Deferred taxes Assets/(Liabilities) after compensation	200,371	(455,311)	180,547	(329,559)	153,944	(326,553)

The origin and changes in deferred tax assets and liabilities as of December 31, 2017, 2016 and January 1, 2016, are as follows:

Deferred Taxes Assets/(Liabilities)	Net balance as of January 1, 2017	Movements						Net balance as of December 31, 2017
		Recognized in profit or loss	Recognized in comprehensive income	Recognized directly in equity	Acquisitions	Foreign currency translation difference	Other increases (decreases)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	(290,192)	(55,917)	-	-	-	(6,885)	20,773	(332,221)
Amortizations	(21,066)	147	-	-	-	153	-	(20,766)
Provisions	104,105	75,463	-	-	-	(11,652)	(23,598)	144,318
Obligations for post-employment benefits	80,129	778	4,590	-	-	(1,258)	(470)	83,769
Revaluations of financial instruments	9,386	(888)	(3,796)	-	-	8	(1,432)	3,278
Others	(31,374)	54,664	27	-	(162,842)	7,992	(1,785)	(133,318)
Deferred Taxes Assets/(Liabilities)	(149,012)	74,247	821	-	(162,842)	(11,642)	(6,512)	(254,940)

Deferred Taxes Assets/(Liabilities)	Net balance as of January 1, 2016	Movements						Net balance as of December 31, 2016
		Recognized in profit or loss	Recognized in comprehensive income	Recognized directly in equity	Adquisitions	Foreign currency translation difference	Other increases (decreases)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	(241,040)	(38,675)	-	(6,664)	-	(3,601)	(212)	(290,192)
Amortizations	(17,429)	134	-	-	-	(3,771)	-	(21,066)
Provisions	39,009	28,093	-	7,776	-	22,422	6,805	104,105
Obligations for post-employment benefits	57,285	(1,630)	10,954	1,770	-	11,987	(237)	80,129
Revaluations of financial instruments	24,740	(16,111)	(853)	-	-	1,793	(183)	9,386
Others	(35,174)	3,281	(1)	(1,109)	-	686	943	(31,374)

Deferred Taxes Assets/(Liabilities)	(172,609)	(24,908)	10,100	1,773	-	29,516	7,116	(149,012)

Recovery of deferred tax assets will depend on whether sufficient taxable profits are obtained in the future. The Company’s management believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

a.

As of December 31, 2017, the Group has not recognized deferred tax assets related to tax losses carry forward for ThUS$358,487 (ThUS$13,208 and ThUS$28,644 as of December 31, 2016 and January 1, 2016, respectively) (see Note 4.o).

The Group has not recognized deferred tax liabilities for taxable temporary differences relating to investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. As of December 31, 2017, the aggregate amount of taxable temporary differences relating to investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized were ThUS$1,424,219 (ThUS$1,642,458 and ThUS$1,379,931as of December 31, 2016 and January 1, 2016, respectively),. On the other hand, the total amount of deductible temporary differences relating to investments in subsidiaries and joint ventures for which as of December 31, 2017, it is probable that will not reverse in the foreseeable future or there will be not sufficient taxable profits in the future to recover such temporary differences were, ThUS$3,124,740 (ThUS$3,645,536 and ThUS$3,802,832 as of December 31, 2016 and January 1, 2016, respectively).

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

Country	Period
Chile	2011-2016
Argentina	2011-2017
Brazil	2012-2016
Colombia	2013-2016
Peru	2011-2017

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

The effects of deferred taxes on the components of other comprehensive income attributable to both controlling and non-controlling interests for the years ended December 31, 2017, 2016 and 2015, are as follows:

	December 31, 2017			December 31, 2016			December 31, 2015
Effects of Deferred Tax on the Components of Other Comprehensive Income	Amount before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Available-for-sale financial assets	(829)	-	(829)	976	-	976	(676)	-	(676)
Cash flow hedges	12,735	(5,088)	7,647	28,731	(6,816)	21,915	(211,149)	55,596	(155,553)
Share of other comprehensive income in associates and joint ventures accounted for using the equity method	-	-	-	(20,832)	-	(20,831)	(844)	-	(844)
Foreign currency translation	(95,501)	-	(95,501)	214,887	-	214,886	(984,463)	-	(984,463)
Actuarial gains (losses) from defined benefit pension plans	(4,941)	3,694	(1,247)	(29,399)	9,592	(19,807)	(29,062)	9,192	(19,870)

Components of other comprehensive income	(88,536)	(1,394)	(89,930)	194,363	2,776	197,139	(1,226,194)	64,788	(1,161,407)

The movements in deferred taxes for the components of other comprehensive income for the years ended December 31, 2017, 2016 and 2015, are as follows:

	For the years ended December 31,
Reconciliation of changes in deferred taxes of components of other comprehensive income	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Total increases (decreases) for deferred taxes of other comprehensive income from continuing operations	821	10,100	11,092
Income tax of changes in cash flow hedge transactions	(1,292)	(21)	5,353
Deferred tax of actuarial gains (losses) from defined benefit plans	(896)	(710)	(587)
Total increases (decreases) for deferred taxes of other comprehensive income from discontinued operations	-	(6,593)	48,930
Other increases (decreases) for deferred taxes	(27)	-	-
Total income tax relating to components of other comprehensive income	(1,394)	2,776	64,788

19.	OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2017, 2016 and January 1, 2016, is as follows

	December 31, 2017		December 31, 2016		January 1, 2016
Other Financial Liabilities	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Interest-bearing borrowings	670,916	4,333,042	743,746	3,564,024	869,208	2,600,816
Hedging derivatives (*)	17,582	7,802	5,275	16,053	97,929	424
Non-hedging derivatives (**)	1,270	8,671	4,836	-	1,481	-

Total	689,768	4,349,515	753,857	3,580,077	968,618	2,601,240

(*)	See Note 21.2.a.
(**)	See Note 21.2.b.

19.1Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2017, 2016 and January 1, 2016 is as follows:

	December 31, 2017		December 31, 2016		January 1, 2016
Classes of Interest-Bearing Borrowings	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank loans	336,937	1,164,786	236,220	728,625	264,900	327,568
Unsecured obligations	271,665	2,906,343	458,908	2,695,826	501,608	1,959,721
Financial leases	26,647	77,845	42,494	82,696	27,696	82,615
Other obligations	35,667	184,068	6,124	56,877	75,004	230,912

Total	670,916	4,333,042	743,746	3,564,024	869,208	2,600,816

 Bank loans by currency and contractual maturity as of December 31, 2017, 2016 and January 1 2016, are as follows:

            - Summary of bank loans by currency and maturity

					Current			Non-Current
		Effective	Nominal	Secured /	Maturity			Maturity
Country	Currency	Interest Rate	Interest Rate	Unsecured	One to three months	Three to twelve months	Total Current 12/31/2017	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 12/31/2017
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Peru	US$	3.34%	3.23%	Unsecured	8,859	1,265	10,124	422	-	-	-	-	422
Peru	PS$	5.43%	5.32%	Unsecured	22,268	27471	49,739	-	-	-	-	-	-
Colombia	US$	1.90%	1.88%	Unsecured	35,414	-	35,414	-	-	-	-	-	-
Colombia	CP	7.28%	7.10%	Unsecured	13,030	17,085	30,115	88,625	64,963	15,459	13,623	20,434	203,104
Brazil	US$	3.80%	3.83%	Unsecured	7,595	37076	44,671	407,459	293,720	53,532	30,856	5,762	791,329
Brazil	R$	11.86%	10.84%	Unsecured	56,245	110,629	166,874	61,436	17,302	87,643	2,086	1,464	169,931

Total					143,411	193,526	336,937	557,942	375,985	156,634	46,565	27,660	1,164,786

					Current			Non-Current
		Effective	Nominal	Secured /	Maturity			Maturity
Country	Currency	Interest Rate	Interest Rate	Unsecured	One to three months	Three to twelve months	Total Current 12/31/2016	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 12/31/2016
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Peru	US$	2.88%	2.79%	Unsecured	1,441	25,968	27,409	27,048	421	-	-	-	27,469
Peru	PS$	5.64%	5.53%	Unsecured	3,324	-	3,324	47,590	-	-	-	-	47,590
Argentina	Arg $	36.74%	32.50%	Unsecured	-	1,251	1,251	-	-	-	-	-	-
Colombia	CP	8.49%	8.21%	Unsecured	6,006	68,261	74,267	21,743	89,070	72,078	15,916	27,021	225,828
Brazil	US$	3.61%	3.60%	Unsecured	981	-	981	38,398	76,092	-	-	2,778	117,268
Brazil	R$	11.84%	11.56%	Unsecured	45,650	83,338	128,988	112,758	101,837	49,686	35,055	11,134	310,470

Total					57,402	178,818	236,220	247,537	267,420	121,764	50,971	40,933	728,625

					Current			Non-Current
		Effective	Nominal	Secured /	Maturity			Maturity
Country	Currency	Interest Rate	Interest Rate	Unsecured	One to three months	Three to twelve months	Total Current 01/01/2016	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 01/01/2016
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Peru	US$	3.54%	2.40%	Unsecured	37,528	3,990	41,518	5,320	27,103	422	-	-	32,845
Peru	PS$	5.61%	5.20%	Unsecured	17,901	-	17,901	2,934	32,276	-	-	-	35,210
Argentina	US$	9.09%	13.13%	Unsecured	5,491	-	5,491	1,522	-	-	-	-	1,522
Argentina	Arg $	21.74%	37.06%	Unsecured	3,792	6,773	10,565	53,732	-	-	-	-	53,732
Colombia	CP	8.32%	6.46%	Unsecured	46,368	107,650	154,018	42,480	12,803	12,803	12,803	38,410	119,299
Brazil	R$	9.61%	14.53%	Unsecured	12,737	22,670	35,407	-	42,480	42,480	-	-	84,960

Total					123,817	141,083	264,900	105,988	114,662	55,705	12,803	38,410	327,568

- Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2017 was ThUS$1,470,194 (ThUS$977,422 and ThUS$595,815 as of December 31, 2016 and January 1, 2016, respectively). The borrowings have been classified as Level 2 fair value measurement based on the entry data used in the valuation techniques (see Note 4.g).

             - Identification of bank borrowings by company

Appendix 4, letter a), shows the estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

										December 31, 2017
Taxpayer			Taxpayer				Effective	Nominal	Amortization	Current			Non Current
ID No.	Company	Country	ID No.	Financial Institution	Country	Currency	Interest Rate	Interest Rate		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
										ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. ( ex Ampla Energía S.A.)	Brazil	Foreign	Citibank	Brazil	US$	4.13%	4.12%	At Maturity	778	37,076	37,854	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A. ( ex Ampla Energía S.A.)	Brazil	Foreign	Banco Santander	Brazil	US$	3.37%	3.36%	At Maturity	708	-	708	75,938	-	-	-	-	75,938
Foreign	Enel Distribución Río S.A. ( ex Ampla Energía S.A.)	Brazil	Foreign	Bndes	Brazil	R$	10.57%	10.51%	Monthly	20,080	32,334	52,414	39,121	31,839	22,490	4,410	2,989	100,849
Foreign	Enel Distribución Río S.A. ( ex Ampla Energía S.A.)	Brazil	Foreign	Banco Itau	Brazil	US$	4.29%	4.28%	At Maturity	1,594	-	1,594	-	-	75,512	-	-	75,512
Foreign	Enel Distribución Río S.A. ( ex Ampla Energía S.A.)	Brazil	Foreign	Bndes	Brazil	R$	10.83%	9.86%	Monthly	966	6,894	7,860	31,042	31,042	31,042	26,446	-	119,572
Foreign	Codensa	Colombia	Foreign	Bank of Tokyo	Colombia	CP$	8.49%	8.32%	At Maturity	1,626	-	1,626	66,996	-	-	-	-	66,996
Foreign	Codensa	Colombia	Foreign	Bank of Tokyo	Colombia	CP$	9.01%	8.82%	At Maturity	-	279	279	-	54,266	-	-	-	54,266
Foreign	Codensa	Colombia	Foreign	Banco de Bogota S.A.	Colombia	CP$	7.72%	7.46%	Quarterly	836	2,462	3,298	722	-	-	-	-	722
Foreign	Codensa	Colombia	Foreign	Banco AV Villas	Colombia	CP$	7.50%	7.26%	Quarterly	424	1,256	1,680	368	-	-	-	-	368
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	CP$	7.45%	7.25%	Quarterly	277	628	905	556	-	-	-	-	556
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	CP$	7.44%	7.24%	Quarterly	536	1,256	1,792	1,452	-	-	-	-	1,452
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	6.21%	6.07%	Quarterly	112	245	357	282	71	-	-	-	353
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	6.10%	5.97%	Quarterly	91	212	303	242	61	-	-	-	303
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.96%	5.83%	Quarterly	46	117	163	132	33	-	-	-	165
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	6.21%	6.07%	Quarterly	197	407	604	466	233	-	-	-	699
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	6.07%	5.94%	Quarterly	121	268	389	304	152	-	-	-	456
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	6.03%	5.90%	Quarterly	109	259	368	291	145	-	-	-	436
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	6.72%	6.56%	Quarterly	322	628	950	695	695	174	-	-	1,564
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	6.86%	6.69%	Quarterly	180	294	474	330	330	165	-	-	825
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	6.75%	6.59%	Quarterly	259	456	715	505	505	253	-	-	1,263
Foreign	Codensa	Colombia	Foreign	Banco Agrario	Colombia	CP$	7.15%	6.97%	Quarterly	899	1,507	2,406	1,661	1,661	1,246	-	-	4,568
Foreign	Chinango S.A.C.	Perú	Foreign	Banco de Credito del Perú	Perú	US$	3.15%	3.05%	Quarterly	8,422	-	8,422	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Perú	Foreign	Bank Of Nova Scotia	Perú	US$	3.52%	3.40%	Quarterly	437	1,265	1,702	422	-	-	-	-	422
Foreign	Enel Cien S.A. (EX Cien S.A.)	Brazil	Foreign	Bndes	Brazil	R$	9.35%	8.84%	Monthly	419	1,216	1,635	1,621	811	-	-		2,432
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco Itaú Brasil	Brazil	R$	12.17%	11.28%	Annually	15,766	-	15,766	15,094	-	-	-	-	15,094
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Brasil	Brazil	R$	10.29%	10.14%	Annually	795	45,280	46,075	22,640	-	-	-	-	22,640
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Nordeste	Brazil	R$	7.85%	7.70%	Monthly	1,630	4,808	6,438	1,603	-	-	-	-	1,603
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Bndes	Brazil	R$	10.79%	10.66%	Monthly	8,891	15,359	24,250	20,478	16,491	12,131	2,086	1,464	52,650
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Brasil	Brazil	US$	4.67%	4.66%	At Maturity	27	-	27	-	-	-	-	2,773	2,773
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco de Interbank	Perú	PS$	5.83%	5.71%	At Maturity	6,624	-	6,624	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	5.10%	5.01%	At Maturity	29	4,630	4,659	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	5.10%	5.01%	At Maturity	47	7,717	7,764	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	5.10%	5.01%	At Maturity	35	7,407	7,442	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	5.10%	5.01%	At Maturity	33	7,717	7,750	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Santander	Perú	PS$	6.35%	6.20%	At Maturity	15,500	-	15,500	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP$	9.43%	9.21%	At Maturity	5,160	5,024	10,184	10,050	5,024	10,048	10,050	15,074	50,246
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	CP$	9.85%	9.62%	At Maturity	1,835	1,787	3,622	3,573	1,787	3,573	3,573	5,360	17,866
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del perú	Colombia	US$	1.90%	1.88%	At Maturity	35,414	-	35,414	-	-	-	-	-	-
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	BNP PARIBAS	Brazil	US$	3.24%	3.22%	At Maturity	1,158	-	1,158	261,358	-	-	-	-	261,358
Foreign	CELG Distribuição S.A.	Brazil	Foreign	Banco Daycoval (75272/2014)	Brazil	R$	14.99%	13.59%	Monthly	653	650	1,303	-	-	-	-	-	-
Foreign	CELG Distribuição S.A.	Brazil	Foreign	BCV - Banco de Crédito e Varejo (1310/2015)	Brazil	R$	15.86%	12.91%	Monthly	1,782	587	2,369	-	-	-	-	-	-
Foreign	CELG Distribuição S.A.	Brazil	Foreign	BCV - Banco de Crédito e Varejo (1360/2015)	Brazil	R$	15.86%	12.91%	Monthly	5,263	3,501	8,764	-	-	-	-	-	-
Foreign	CELG Distribuição S.A.	Brazil	Foreign	ITAÚ 4131 CELG	Brazil	US$	4.02%	4.05%	Bi-Annually	1,533	-	1,533	-	75,513	-	-	-	75,513
Foreign	CELG Distribuição S.A.	Brazil	Foreign	ITAÚ 4131 CELG	Brazil	US$	3.67%	4.02%	Bi-Annually	1,398	-	1,398	-	94,998	-	-	-	94,998
Foreign	CGTF Endesa Fortaleza	Brazil	Foreign	Banco Citibank	Brazil	US$	2.98%	2.96%	At Maturity	399	-	399	-	60,328	-	-	-	60,328
Total										143,411	193,526	336,937	557,942	375,985	156,634	46,565	27,660	1,164,786

		Country		Financial Institution	Country	Currency			Amortization	December 31, 2016
Taxpayer			Taxpayer				Effective	Nominal		Current			Non Current
ID No.	Company		ID No.				Interest Rate	Interest Rate		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
										ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Citibank	Brazil	US$	3.53%	3.52%	At Maturity	294	-	294	38,398	-	-	-	-	38,398
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Banco Santander	Brazil	US$	2.85%	2.85%	At Maturity	661	-	661	-	76,092	-	-	-	76,092
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	BNDES	Brazil	R$	11.67%	11.40%	Monthly	17,535	38,694	56,229	45,560	39,527	32,201	22,776	7,524	147,588
Foreign	Codensa	Colombia	Foreign	Bank of Tokyo	Colombia	CP$	8.49%	8.32%	At Maturity	1,597	-	1,597	-	66,445	-	-	-	66,445
Foreign	Codensa	Colombia	Foreign	Bank of Tokyo	Colombia	CP$	9.01%	8.82%	At Maturity	264	-	264	-	-	53,821	-	-	53,821
Foreign	Codensa	Colombia	Foreign	Banco de Bogota	Colombia	CP$	9.46%	9.08%	Quarterly	849	2,682	3,531	2,698	814	-	-	-	3,512
Foreign	Codensa	Colombia	Foreign	Banco AV Villas	Colombia	CP$	9.24%	8.87%	Quarterly	433	1,363	1,796	1,374	415	-	-	-	1,789
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	CP$	9.13%	8.77%	Quarterly	249	700	949	640	623	-	-	-	1,263
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	CP$	9.20%	8.83%	Quarterly	452	1,448	1,900	1,167	1,661	-	-	-	2,828
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	7.73%	7.47%	Quarterly	96	274	370	211	324	81	-	-	616
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	7.85%	7.58%	Quarterly	77	240	317	177	280	70	-	-	527
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	7.66%	7.40%	Quarterly	39	133	172	55	154	77	-	-	286
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	7.73%	7.47%	Quarterly	162	463	625	321	538	269	-	-	1,128
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	7.85%	7.58%	Quarterly	99	309	408	204	355	177	-	-	736
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	7.74%	7.48%	Quarterly	88	302	390	104	343	257	-	-	704
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	8.49%	8.18%	Quarterly	219	785	1,004	330	623	831	415	-	2,199
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	8.39%	8.08%	Quarterly	125	362	487	151	389	389	194	-	1,123
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	8.51%	8.19%	Quarterly	174	574	748	215	602	602	301	-	1,720
Foreign	Codensa	Colombia	Foreign	Banco Agrario	Colombia	CP$	8.91%	8.57%	Quarterly	586	1,926	2,512	586	1,993	1,993	1,495	-	6,067
Foreign	Chinango S.A.C.	Perú	Foreign	Banco de Credito del Perú	Perú	US$	2.64%	2.56%	Quarterly	356	845	1,201	25,365	-	-	-	-	25,365
Foreign	Chinango S.A.C.	Perú	Foreign	Bank Of Nova Scotia	Perú	US$	3.70%	3.57%	Quarterly	636	1,874	2,510	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Perú	Foreign	Bank Of Nova Scotia	Perú	US$	3.52%	3.40%	Quarterly	449	1,262	1,711	1,683	421	-	-	-	2,104
Foreign	Enel Cien S.A.	Brazil	Foreign	Bndes	Brazil	R$	9.85%	9.54%	Monthly	428	1,225	1,653	1,633	1,633	816	-	-	4,082
Foreign	Enel Distribución Ceará (ex Coelce S.A.)	Brazil	Foreign	Banco Itaú Brasil	Brazil	R$	15.55%	15.19%	Annually	17,247	-	17,247	15,347	15,347	-	-	-	30,694
Foreign	Enel Distribución Ceará (ex Coelce S.A.)	Brazil	Foreign	Banco do Brasil	Brazil	R$	14.81%	14.51%	Annually	1,450	23,021	24,471	23,021	23,021	-	-	-	46,042
Foreign	Enel Distribución Ceará (ex Coelce S.A.)	Brazil	Foreign	Banco do Nordeste	Brazil	R$	7.85%	7.71%	Monthly	1,679	4,889	6,568	6,519	1,630	-	-	-	8,149
Foreign	Enel Distribución Ceará (ex Coelce S.A.)	Brazil	Foreign	Bndes	Brazil	R$	11.33%	11.01%	Monthly	7,311	15,509	22,820	20,678	20,678	16,668	12,279	3,610	73,913
Foreign	Enel Distribución Ceará (ex Coelce S.A.)	Brazil	Foreign	Banco do Brasil	Brazil	US$	4.44%	4.44%	Bi-Annually	27	-	27	-	-	-	-	2,778	2,778
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Bank Nova Scotia	Perú	US$	1.65%	1.62%	At Maturity	-	21,987	21,987	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Interbank	Perú	PS$	6.90%	6.73%	Quarterly	3,015	-	3,015	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Interbank	Perú	PS$	5.83%	5.71%	Quarterly	137	-	137	6,246	-	-	-	-	6,246
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PS$	5.10%	5.01%	Quarterly	25	-	25	4,462	-	-	-	-	4,462
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PS$	5.10%	5.01%	Quarterly	40	-	40	7,436	-	-	-	-	7,436
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PS$	5.10%	5.01%	Quarterly	29	-	29	7,139	-	-	-	-	7,139
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PS$	5.10%	5.01%	Quarterly	27	-	27	7,436	-	-	-	-	7,436
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Santander	Perú	PS$	6.35%	6.20%	Quarterly	51	-	51	14,872	-	-	-	-	14,872
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP$	9.43%	9.21%	At Maturity	214	9,967	10,180	9,967	9,967	9,967	9,967	19,933	59,801
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	CP$	9.46%	9.24%	At Maturity	76	3,544	3,620	3,544	3,544	3,544	3,544	7,088	21,264
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	The Bank Of Tokyo	Colombia	CP$	7.02%	6.90%	At Maturity	207	43,189	43,395	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	AR$	36.07%	32.00%	At Maturity	-	301	301	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Itaú Argentina	Argentina	AR$	38.61%	34.00%	At Maturity	-	138	138	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	AR$	33.57%	30.00%	At Maturity	-	85	85	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	AR$	43.80%	38.00%	At Maturity	-	134	134	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Citibank	Argentina	AR$	33.57%	30.00%	At Maturity	-	444	444	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	ICBC Argentina	Argentina	AR$	34.81%	31.00%	At Maturity	-	150	150	-	-	-	-	-	-
Total										57,403	178,819	236,220	247,539	267,419	121,763	50,971	40,933	728,625

					Country				Amortization	January 1, 2016
Taxpayer			Taxpayer				Effective	Nominal		Current			Non Current
ID No.	Company	Country	ID No.	Financial Institution		Currency	Interest Rate	Interest Rate		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
										ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Banco do Brasil	Brazil	R$	13.58%	13.71%	At Maturity	-	565	565	10,935	10,935	10,935	-	-	32,805
Foreign	Chinango S.A.C.	Perú	Foreign	Banco de Credito del Perú	Perú	US$	2.64%	2.56%	Quarterly	344	847	1,191	1,130	25,416	-	-	-	26,546
Foreign	Chinango S.A.C.	Perú	Foreign	Bank Of Nova Scotia	Perú	US$	3.70%	3.57%	Quarterly	645	1,878	2,523	2,504	-	-	-	-	2,504
Foreign	Chinango S.A.C.	Perú	Foreign	Bank Of Nova Scotia	Perú	US$	3.52%	3.40%	Quarterly	462	1,265	1,727	1,687	1,687	422	-	-	3,796
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco Itaú Brasil	Brazil	R$	15.55%	15.19%	Annually	-	1,590	1,590	12,618	12,618	12,618	-	-	37,854
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Brasil	Brazil	R$	14.81%	14.51%	Annually	-	20,516	20,516	18,927	18,927	18,927	-	-	56,781
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco Santander	Brazil	R$	13.80%	15.76%	Otra	12,737	-	12,737	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Bank Nova Scotia	Perú	US$	1.65%	1.62%	At Maturity	36,076	-	36,076	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Interbank	Perú	PS$	6.90%	6.73%	Quarterly	41	-	41	2,934	-	-	-	-	2,934
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Interbank	Perú	PS$	5.83%	5.71%	Quarterly	134	-	134	-	6,162	-	-	-	6,162
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PS$	5.10%	5.01%	Quarterly	21	-	21	-	4,401	-	-	-	4,401
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PS$	5.10%	5.01%	Quarterly	34	-	34	-	7,335	-	-	-	7,335
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PS$	5.10%	5.01%	Quarterly	22	-	22	-	7,043	-	-	-	7,043
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PS$	5.10%	5.01%	Quarterly	20	-	20	-	7,335	-	-	-	7,335
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Interbank	Perú	PS$	5.17%	5.07%	Quarterly	17,630	-	17,630	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	AR$	35.36%	30.67%	Monthly	117	-	117	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	AR$	45.20%	37.88%	Quarterly	239	386	625	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP$	9.43%	9.21%	At Maturity	191	4,723	4,914	9,445	9,445	9,445	9,445	28,335	66,115
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	CP$	9.46%	9.24%	At Maturity	68	1,679	1,747	3,358	3,358	3,358	3,358	10,075	23,507
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AV VILLAS	Colombia	CP$	6.06%	5.93%	At Maturity	15,544	-	15,544	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Citibank Colombia	Colombia	CP$	5.57%	6.01%	At Maturity	7,280	-	7,280	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP$	8.90%	8.61%	At Maturity	510	38,685	39,195	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	CP$	6.84%	6.66%	At Maturity	18,660	-	18,660	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del perú	Colombia	PS$	5.87%	5.70%	At Maturity	-	28,611	28,611	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del perú	Colombia	PS$	5.93%	5.76%	At Maturity	-	19,023	19,023	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del perú	Colombia	PS$	5.65%	5.50%	At Maturity	-	14,732	14,732	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	The Bank Of Tokyo	Colombia	CP$	7.02%	6.90%	At Maturity	-	197	197	40,929	-	-	-	-	40,929
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Davivienda	Colombia	CP$	6.30%	6.15%	At Maturity	4,114	-	4,114	-	-	-	-	-	-
Foreign	Enel Argentina S.A.	Argentina	Foreign	Citibank	Argentina	AR$	36.74%	34.00%	At Maturity	617	-	617	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	AR$	36.07%	32.00%	At Maturity	-	1,006	1,006	365	-	-	-	-	365
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Itaú Argentina	Argentina	AR$	38.61%	34.00%	At Maturity	-	383	383	169	-	-	-	-	169
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	AR$	33.57%	30.00%	At Maturity	-	255	255	105	-	-	-	-	105
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	AR$	43.80%	38.00%	At Maturity	-	365	365	163	-	-	-	-	163
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Citibank	Argentina	AR$	33.57%	30.00%	At Maturity	-	1,200	1,200	537	-	-	-	-	537
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	14.84%	13.92%	Quarterly	1,713	-	1,713	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	ICBC Argentina	Argentina	AR$	34.81%	31.00%	At Maturity	-	410	410	182	-	-	-	-	182
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	AR$	43.63%	38.45%	At Maturity	1,577	-	1,577	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	13.50%	12.86%	Quarterly	1,889	-	1,889	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	13.50%	12.86%	Quarterly	945	-	945	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	13.50%	12.86%	Quarterly	945	-	945	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Santander - Sindicado IV	Argentina	AR$	34.58%	30.81%	Quarterly	286	637	923	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Itau- Sindicado IV	Argentina	AR$	34.58%	30.81%	Quarterly	261	581	842	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado IV	Argentina	AR$	34.58%	30.81%	Quarterly	248	553	801	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Sindicado IV	Argentina	AR$	34.58%	30.81%	Quarterly	87	194	281	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Sindicado IV	Argentina	AR$	34.58%	30.81%	Quarterly	37	83	120	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	ICBC - Sindicado IV	Argentina	AR$	34.58%	30.81%	Quarterly	323	719	1,042	-	-	-	-	-	-
Total										123,817	141,083	264,900	105,988	114,662	55,705	12,803	38,410	327,568

19.2Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of December 31, 2017, 2016 and January 1, 2016, is as follows:

      - Summary of unsecured liabilities by currency and maturity

				Current			Non-Current
		Nominal	Secured /	Maturity			Maturity
Country	Currency	Interest Rate	Unsecured	One to three months	Three to twelve months	Total Current 12/31/2017	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 12/31/2017
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	US$	5.30%	Unsecured	-	4,405	4,405	-	-	-	-	582,676	582,676
Chile	U.F.	5.75%	Unsecured	-	6,458	6,458	6,746	7,134	7,544	3,412	-	24,836
Peru	US$	6.59%	Unsecured	10,991	-	10,991	8,179	10,016	-	-	10,016	28,211
Peru	PS$	6.29%	Unsecured	3,648	2,615	6,263	66,364	40,127	30,867	35,497	221,594	394,449
Argentina	US$	0.00%	Unsecured	-	-	-	-	-	-	-	-	-
Argentina	AR$	0.00%	Unsecured	-	-	-	-	-	-	-	-	-
Colombia	US$	0.00%	Unsecured	-	-	-	-	-	-	-	-	-
Colombia	CP$	8.69%	Unsecured	37,900	160,745	198,645	253,473	110,856	337,987	190,818	653,190	1,546,324
Brazil	US$	0.00%	Unsecured	-	-	-	-	-	-	-	-	-
Brazil	R$	7.35%	Unsecured	1,437	43,466	44,903	-	180,184	52,152	52,602	44,909	329,847

		Total		53,976	217,689	271,665	334,762	348,317	428,550	282,329	1,512,385	2,906,343

				Current			Non-Current
		Nominal	Secured /	Maturity			Maturity
Country	Currency	Interest Rate	Unsecured	One to three months	Three to twelve months	Total Current 12/31/2016	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 12/31/2016
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	US$	5.30%	Unsecured	-	4,405	4,405	-	-	-	-	580,998	580,998
Chile	U.F.	5.75%	Unsecured	-	5,531	5,531	5,759	6,090	6,441	6,811	2,817	27,918
Peru	US$	6.59%	Unsecured	973	-	973	9,994	8,161	9,994	-	9,994	38,143
Peru	PS$	6.27%	Unsecured	16,116	30,627	46,743	-	63,949	38,667	29,744	217,994	350,354
Colombia	CP	10.16%	Unsecured	229,096	-	229,096	159,422	198,197	109,934	335,056	680,789	1,483,398
Brazil	R$	13.50%	Unsecured	14,258	157,902	172,160	142,529	72,486	-	-	-	215,015

		Total		260,443	198,465	458,908	317,704	348,883	165,036	371,611	1,492,592	2,695,826

				Current			Non-Current
		Nominal	Secured /	Maturity			Maturity
Country	Currency	Interest Rate	Unsecured	One to three months	Three to twelve months	Total Current 01/01/2016	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 01/01/2016
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	US$	7.00%	Unsecured	-	252,834	252,834	-	-	-	-	858	858
Chile	U.F.	5.75%	Unsecured	-	4,812	4,812	4,994	5,281	5,585	5,906	8,586	30,352
Peru	US$	6.50%	Unsecured	1,444	20,029	21,473	-	10,014	8,178	10,014	10,014	38,220
Peru	PS$	6.44%	Unsecured	16,721	13,160	29,881	29,048	-	63,084	38,144	173,262	303,538
Colombia	CP	10.81%	Unsecured	84,675	-	84,675	176,638	151,071	113,937	75,832	776,917	1,294,395
Brazil	R$	15.64%	Unsecured	-	107,933	107,933	123,650	111,291	57,417	-	-	292,358

			Total	102,840	398,768	501,608	334,330	277,657	248,201	129,896	969,637	1,959,721

19.3Secured liabilities

As of December 31, 2017, 2016 and January 1, and 2016, there are no secured liabilities.

      - Fair value measurement and hierarchy

The fair value of current and non-current secured and unsecured liabilities as of December 31, 2017 totaled ThUS$3,506,974 (ThUS$3,431,025 and ThUS$2,490,514 as of December 31, 2016 and January 1, 2016, respectively). These liabilities have been classified as Level 2 fair value measurement based on the entry data used in the valuation techniques used (see Note 4.g). It is important to note that these financial liabilities are measured at amortized cost (see Note 4 f.4).

- Secured and unsecured liabilities by company

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	December 31, 2017
										Current			Non Current
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
										ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. ( ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 1ª Serie 19	Brazil	R$	7.87%	6.18%	No	492	-	492	-	180,184	-	-	-	180,184
Foreign	Codensa	Colombia	Foreign	B103	Colombia	CP$	9.90%	9.55%	No	147	26,799	26,946	-		-	-	-	-
Foreign	Codensa	Colombia	Foreign	Bonds B12-13	Colombia	CP$	9.12%	8.82%	No	736	-	736	-	-	-	-	64,765	64,765
Foreign	Codensa	Colombia	Foreign	Bonds B5-13	Colombia	CP$	8.20%	7.96%	No	624	60,853	61,477	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Bonds B7-14	Colombia	CP$	7.80%	7.58%	No	90	-	90	-	-	61,972	-	-	61,972
Foreign	Codensa	Colombia	Foreign	Bonds E4-16	Colombia	CP$	7.70%	7.49%	No	105	-	105	-	30,148	-	-	-	30,148
Foreign	Codensa	Colombia	Foreign	Bonds E2-17	Colombia	CP$	7.04%	6.86%	No	232	-	232	53,597	-	-	-	-	53,597
Foreign	Codensa	Colombia	Foreign	Bonds E5-17	Colombia	CP$	7.39%	7.39%	No	5,457	-	5,457	-	-	-	90,445	-	90,445
Foreign	Codensa	Colombia	Foreign	Bonds E7-17	Colombia	CP$	6.46%	6.31%	No	278	-	278	-	-	-	-	66,996	66,996
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Itaú 2	Brazil	R$	9.46%	9.40%	No	568	43,467	44,035	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Itaú 1	Brazil	R$	7.64%	6.07%	No	282	-	282	-	-	52,152	52,602	44,909	149,663
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Itaú 2	Brazil	R$	9.33%	7.75%	No	94	-	94	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	6.41%	6.31%	No	-	12	12	-	-	-	7,717	-	7,717
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	6.38%	6.28%	No	238	-	238	7,717	-	-	-	-	7,717
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Continental	Perú	US$	6.44%	6.34%	No	274	-	274	-	-	-	-	10,016	10,016
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Continental	Perú	US$	7.93%	7.78%	No	283	-	283	8,179	-	-	-	-	8,179
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Scotiabank	Perú	US$	5.87%	5.78%	No	145	-	145	-	10,016	-	-	-	10,016
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Scotiabank	Perú	US$	6.57%	6.47%	No	10,290	-	10,290	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	AFP Prima	Perú	PS$	7.44%	7.30%	No	275	-	275	-	9,261	-	-	-	9,261
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	FCR - Macrofondo	Perú	PS$	5.56%	5.49%	No	303	-	303	-	-	-	15,433	-	15,433
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	FCR - Macrofondo	Perú	PS$	7.03%	6.91%	No	200	-	200	6,173	-	-	-	-	6,173
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Interseguro Cia de Seguros	Perú	PS$	6.28%	6.19%	No	-	166	166	-	-	-	12,347	-	12,347
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	6.06%	5.97%	No	130	-	130	-	-	-	-	15,433	15,433
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	6.50%	6.40%	No	-	111	111	-	15,433	-			15,433
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	5.00%	4.94%	No	-	91	91	-	-	-	-	12,347	12,347
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	5.13%	5.06%	No	341	-	341	-	-	-	-	15,433	15,433
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	5.72%	5.64%	No	-	230	230	-	-	-	-	30,867	30,867
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	7.28%	7.15%	No	281	-	281	-	-	-	-	10,958	10,958
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	6.75%	6.64%	No	368	-	368	-	15,433	-	-	-	15,433
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	7.38%	7.24%	No	-	159	159	-	-	-	-	18,520	18,520
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	6.78%	6.67%	No	-	459	459	-	-	30,867	-	-	30,867
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	6.34%	6.25%	No	-	59	59	-	-	-	-	18,520	18,520
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	5.84%	5.76%	No	-	90	90	30,867	-	-	-	-	30,867
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	6.34%	6.25%	No	-	444	444	-	-	-	-	24,693	24,693
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	6.13%	6.03%	No	603	-	603	21,607	-	-	-	-	21,607
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	8.13%	7.97%	No	-	502	502	-	-	-	-	21,607	21,607
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	6.09%	6.00%	No	909	-	909	-	-	-	-	30,867	30,867
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	PS$	6.00%	5.91%	No	-	291	291	-	-	-	-	22,349	22,349
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B09-09	Colombia	CP$	10.53%	10.05%	No	1,802	73,093	74,895	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B10	Colombia	CP$	10.40%	9.94%	No	732	-	732	53,617	-	-	-	-	53,617
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B12	Colombia	CP$	11.60%	11.02%	No	754	-	754	-	-	30,008	-	-	30,008
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B15	Colombia	CP$	10.73%	10.23%	No	262	-	262	-	-	-	-	18,592	18,592
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-13	Colombia	CP$	9.65%	9.25%	No	79	-	79	16,556	-	-	-	-	16,556
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-14	Colombia	CP$	8.78%	8.44%	No	347	-	347	-	36,827	-	-	-	36,827
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds exterior	Colombia	CP$	9.11%	9.11%	No	2,567	-	2,567	-	-	30,148	-	-	30,148
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds quimbo	Colombia	CP$	9.11%	9.11%	No	18,449	-	18,449	-	-	215,859	-	-	215,859
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10	Colombia	CP$	8.04%	7.76%	No	387	-	387	-	-	-	-	100,429	100,429
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10-14	Colombia	CP$	9.21%	8.84%	No	620	-	620	-	-	-	-	62,393	62,393
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B12-13	Colombia	CP$	10.44%	9.97%	No	631	-	631	-	-	-	-	121,522	121,522
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B15	Colombia	CP$	8.17%	7.88%	No	268	-	268	-	-	-	-	66,939	66,939
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B16-14	Colombia	CP$	9.54%	9.15%	No	562	-	562	-	-	-	-	54,471	54,471
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-13	Colombia	CP$	9.65%	9.25%	No	243	-	243	51,077	-	-	-	-	51,077
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-14	Colombia	CP$	8.78%	8.44%	No	413	-	413	-	43,881	-	-	-	43,881
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B3-16	Colombia	CP$	8.85%	8.51%	No	829	-	829	78,626	-	-	-	-	78,626
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B7-16	Colombia	CP$	10.11%	9.67%	No	1,184	-	1,184	-	-	-	-	97,083	97,083
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds E7-16	Colombia	CP$	7.38%	7.38%	No	102	-	102	-	-	-	100,373	-	100,373
94.271.00-3	Enel Américas S.A.	Chile	97.036.000-k	Bonds UF 269	Chile	U.F.	7.02%	5.75%	No	-	6,458	6,458	6,746	7,134	7,544	3,412	-	24,836
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonds Serie Única U.S. $ 600 millones	E.E.U.U.	US$	4.21%	4.00%	No	-	4,400	4,400	-	-	-	-	581,818	581,818
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonds 2026	E.E.U.U.	US$	7.76%	6.60%	No	-	5	5	-	-	-	-	858	858
Total										53,976	217,689	271,665	334,762	348,317	428,550	282,329	1,512,385	2,906,343

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	December 31, 2016
										Current			Non Current
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
										ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 1ª Serie 17	Brazil	R$	14.87%	14.57%	No	93	15,347	15,440	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 1ª Serie 18	Brazil	R$	15.39%	15.04%	No	3,347	15,347	18,694	15,347	15,347	-	-	-	30,694
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 2ª Serie 26	Brazil	R$	15.68%	11.69%	No	2,292	26,960	29,252	26,960	-	-	-	-	26,960
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 2ª Serie 27	Brazil	R$	12.99%	10.00%	No	4,013	41,880	45,893	41,851	41,791	-	-	-	83,642
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 2ª Serie 28	Brazil	R$	15.39%	15.04%	No	3,347	15,347	18,694	15,347	15,347	-	-	-	30,694
Foreign	Codensa	Colombia	Foreign	B102 Tramo 1	Colombia	CP$	11.58%	11.10%	No	49,081	-	49,081	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B102 Tramo 2	Colombia	CP$	11.58%	11.10%	No	81,649	-	81,649	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B103	Colombia	CP$	11.84%	11.35%	No	174	-	174	26,578	-	-	-	-	26,578
Foreign	Codensa	Colombia	Foreign	Bonds B12-13	Colombia	CP$	11.05%	10.62%	No	878	-	878	-	-	-	-	64,233	64,233
Foreign	Codensa	Colombia	Foreign	Bonds B5-13	Colombia	CP$	10.11%	9.75%	No	758	-	758	60,352	-	-	-	-	60,352
Foreign	Codensa	Colombia	Foreign	Bonds B7-14	Colombia	CP$	9.70%	9.36%	No	110	-	110	-	-	-	61,462	-	61,462
Foreign	Codensa	Colombia	Foreign	Bonds E4-16	Colombia	CP$	7.70%	7.49%	No	104	-	104	-	-	29,900	-	-	29,900
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Itaú 2	Brazil	R$	14.88%	14.68%	No	1,167	43,021	44,188	43,023	-	-	-	-	43,023
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	PS$	6.41%	6.31%	No	-	12	12	-	-	-	-	7,436	7,436
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	PS$	6.38%	6.28%	No	230	-	230	-	7,436	-	-	-	7,436
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	US$	6.44%	6.34%	No	273	-	273	-	-	-	-	9,994	9,994
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	US$	7.93%	7.78%	No	282	-	282	-	8,161	-	-	-	8,161
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	5.86%	5.78%	No	144	-	144	-	-	9,994	-	-	9,994
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	6.57%	6.47%	No	273	-	273	9,994	-	-	-	-	9,994
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	AFP Prima	Perú	PS$	7.44%	7.30%	No	265	-	265	-	-	8,923	-	-	8,923
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	FCR - Macrofondo	Perú	PS$	5.56%	5.49%	No	292	-	292	-	-	-	-	14,872	14,872
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	FCR - Macrofondo	Perú	PS$	7.03%	6.91%	No	193	-	193	-	5,949	-	-	-	5,949
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Interseguro Cia de Seguros	Perú	PS$	6.28%	6.19%	No	-	160	160	-	-	-	-	11,898	11,898
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.06%	5.97%	No	-	125	125	-	-	-	-	14,872	14,872
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.50%	6.40%	No	-	6,011	6,011	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	7.06%	6.94%	No	-	9,054	9,054	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	5.00%	4.94%	No	-	88	88	-	-	-	-	11,898	11,898
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	5.13%	5.06%	No	328	-	328	-	-	-	-	14,872	14,872
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.75%	6.64%	No	354	-	354	-	-	14,872	-	-	14,872
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	7.28%	7.15%	No	271	-	271	-	-	-	-	10,559	10,559
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.50%	6.40%	No	-	107	107	-	-	14,872	-	-	14,872
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	7.38%	7.24%	No	-	146	146	-	-	-	-	17,846	17,846
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.78%	6.67%	No	443	-	443	-	-	-	29,744	-	29,744
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.34%	6.25%	No	-	57	57	-	-	-	-	17,846	17,846
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	5.84%	5.76%	No	-	87	87	-	29,744	-	-	-	29,744
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.34%	6.25%	No	428	-	428	-	-	-	-	23,795	23,795
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	4.81%	4.76%	No	-	14,780	14,780	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.13%	6.03%	No	581	-	581	-	20,821	-	-	-	20,821
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	5.96%	5.87%	No	11,091	-	11,091	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	8.13%	7.97%	No	484	-	484	-	-	-	-	20,821	20,821
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.09%	6.00%	No	876	-	876	-	-	-	-	29,744	29,744
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.00%	5.91%	No	280	-	280	-	-	-	-	21,536	21,536
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B09-09	Colombia	CP$	12.21%	11.69%	No	2,113	-	2,113	72,492	-	-	-	-	72,492
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B10	Colombia	CP$	12.08%	11.57%	No	860	-	860	-	53,176	-	-	-	53,176
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B-103	Colombia	CP$	11.42%	10.86%	No	62,062	-	62,062	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B12	Colombia	CP$	12.42%	11.88%	No	882	-	882	-	-	-	29,761	-	29,761
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B15	Colombia	CP$	12.41%	11.88%	No	306	-	306	-	-	-	-	18,439	18,439
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-13	Colombia	CP$	10.46%	10.07%	No	95	-	95	-	16,418	-	-	-	16,418
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-14	Colombia	CP$	9.58%	9.26%	No	426	-	426	-	-	36,519	-	-	36,519
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds exterior	Colombia	CP$	10.17%	10.17%	No	2,842	-	2,842	-	-	-	29,900	-	29,900
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds quimbo	Colombia	CP$	10.17%	10.17%	No	20,424	-	20,424	-	-	-	213,934	-	213,934
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10	Colombia	CP$	9.69%	9.35%	No	485	-	485	-	-	-	-	99,594	99,594
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10-14	Colombia	CP$	10.02%	9.66%	No	754	-	754	-	-	-	-	61,875	61,875
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B12-13	Colombia	CP$	11.26%	10.81%	No	750	-	750	-	-	-	-	120,517	120,517
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B15	Colombia	CP$	9.82%	9.47%	No	328	-	328	-	-	-	-	66,386	66,386
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B16-14	Colombia	CP$	10.36%	9.98%	No	679	-	679	-	-	-	-	53,937	53,937
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-13	Colombia	CP$	10.46%	10.07%	No	294	-	294	-	50,651	-	-	-	50,651
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-14	Colombia	CP$	9.58%	9.26%	No	508	-	508	-	-	43,514	-	-	43,514
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B3-16	Colombia	CP$	9.66%	9.33%	No	1,017	-	1,017	-	77,952	-	-	-	77,952
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B7-16	Colombia	CP$	10.93%	10.51%	No	1,415	-	1,415	-	-	-	-	96,273	96,273
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds E7-16	Colombia	CP$	7.59%	7.38%	No	102	-	102	-	-	-	-	99,535	99,535
94.271.00-3	Enel Américas S.A.	Chile	97.036.000-k	Bonds UF 269	Chile	U.F.	7.02%	5.75%	No	-	5,531	5,531	5,759	6,090	6,441	6,811	2,817	27,918
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonds Serie Única (US$ 600 millones)	EE.UU	US$	4.21%	4.00%	No	-	4,400	4,400	-	-	-	-	580,140	580,140
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonds (vencimiento 2026)	EE.UU	US$	7.76%	6.60%	No	-	5	5	-	-	-	-	858	858
Total										260,443	198,465	458,908	317,703	348,883	165,035	371,612	1,492,593	2,695,826

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	January 1, 2016
										Current			Non Current
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
										ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 1ª Serie 16	Brazil	R$	13.66%	13.75%	No	-	14,856	14,856	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 1ª Serie 17	Brazil	R$	13.71%	13.89%	No	-	12,775	12,775	12,618	-	-	-	-	12,618
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 1ª Serie 18	Brazil	R$	14.69%	14.91%	No	-	2,789	2,789	12,618	12,618	12,618	-	-	37,854
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 2ª Serie 26	Brazil	R$	13.55%	18.97%	No	-	23,439	23,439	20,770	20,770	-	-	-	41,540
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 2ª Serie 27	Brazil	R$	15.35%	16.89%	No	-	3,178	3,178	31,899	32,231	32,181	-	-	96,311
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 2ª Serie 28	Brazil	R$	14.69%	14.91%	No	-	2,789	2,789	12,618	12,618	12,618	-	-	37,854
Foreign	Codensa	Colombia	Foreign	B102 Tramo 1	Colombia	CP$	12.03%	11.52%	No	676	-	676	123,122	-	-	-	-	123,122
Foreign	Codensa	Colombia	Foreign	B103	Colombia	CP$	12.29%	11.76%	No	170	-	170	-	25,187	-	-	-	25,187
Foreign	Codensa	Colombia	Foreign	B604	Colombia	CP$	10.56%	10.17%	No	46,224	-	46,224	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Bonds B12-13	Colombia	CP$	11.50%	11.03%	No	865	-	865	-	-	-	-	60,871	60,871
Foreign	Codensa	Colombia	Foreign	Bonds B5-13	Colombia	CP$	10.56%	10.17%	No	749	-	749	-	57,193	-	-	-	57,193
Foreign	Codensa	Colombia	Foreign	Bonds B7-14	Colombia	CP$	10.15%	9.78%	No	109	-	109	-	-	-	-	58,245	58,245
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Itaú 1	Brazil	R$	13.77%	13.99%	No	-	13,520	13,520	-	-	-	-	-	-
Foreign	Coelce S.A.	Brazil	Foreign	Itaú 2	Brazil	R$	17.07%	17.79%	No	-	34,588	34,588	33,126	33,054	-	-	-	66,180
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	PS$	6.41%	6.31%	No	-	12	12	-	-	-	-	7,335	7,335
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	PS$	6.38%	6.28%	No	-	-	-	-	-	7,335	-	-	7,335
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	US$	6.44%	6.34%	No	274	-	274	-	-	-	-	10,014	10,014
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	US$	7.93%	7.78%	No	283	-	283	-	-	8,178	-	-	8,178
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	6.73%	6.63%	No	304	10,014	10,318	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	6.09%	6.09%	No	165	10,014	10,179	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	5.86%	5.78%	No	145	-	145	-	-	-	10,014	-	10,014
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	6.57%	6.47%	No	274	-	274	-	10,014	-	-	-	10,014
Foreign	Enel Generación Perú S.A.	Perú	Foreign	AFP Horizonte	Perú	PS$	7.22%	7.09%	No	106	4,401	4,507	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	AFP Integra	Perú	PS$	8.16%	8.00%	No	5,491	-	5,491	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	AFP Integra	Perú	PS$	8.00%	7.85%	No	8,245	-	8,245	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	AFP Prima	Perú	PS$	7.13%	7.00%	No	-	7,360	7,360	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	AFP Prima	Perú	PS$	7.44%	7.30%	No	262	-	262	-	-	-	8,802	-	8,802
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	FCR - Macrofondo	Perú	PS$	5.56%	5.49%	No	288	-	288	-	-	-	-	14,671	14,671
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	FCR - Macrofondo	Perú	PS$	7.03%	6.91%	No	190	-	190	-	-	5,868	-	-	5,868
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Interseguro Cia de Seguros	Perú	PS$	6.28%	6.19%	No	-	158	158	-	-	-	-	11,737	11,737
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.06%	5.97%	No	-	124	124	-	-	-	-	14,671	14,671
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.50%	6.40%	No	-	61	61	5,868	-	-	-	-	5,868
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	7.06%	6.94%	No	-	130	130	8,802	-	-	-	-	8,802
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	5.00%	4.94%	No	-	86	86	-	-	-	-	11,737	11,737
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	5.13%	5.06%	No	324	-	324	-	-	-	-	14,671	14,671
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.75%	6.64%	No	349	-	349	-	-	-	14,671	-	14,671
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	7.28%	7.15%	No	268	-	268	-	-	-	-	10,416	10,416
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.50%	6.40%	No	-	106	106	-	-	-	14,671	-	14,671
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	7.38%	7.24%	No	-	144	144	-	-	-	-	17,605	17,605
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.78%	6.67%	No	-	437	437	-	-	-	-	29,342	29,342
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.34%	6.25%	No	-	56	56	-	-	-	-	17,605	17,605
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	5.84%	5.76%	No	-	85	85	-	-	29,342	-	-	29,342
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.34%	6.25%	No	429	-	429	-	-	-	-	23,473	23,473
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	4.81%	4.76%	No	196	-	196	14,377	-	-	-	-	14,377
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	PS$	6.13%	6.03%	No	573	-	573	-	-	20,539	-	-	20,539
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B09-09	Colombia	CP$	12.67%	12.11%	No	2,074	-	2,074	-	68,690	-	-	-	68,690
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B10	Colombia	CP$	12.54%	11.99%	No	844	-	844	-	-	50,388	-	-	50,388
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B-103	Colombia	CP$	11.87%	11.87%	No	5,482	-	5,482	53,517	-	-	-	-	53,517
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B12	Colombia	CP$	12.88%	12.30%	No	865	-	865	-	-	-	-	28,200	28,200
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B15	Colombia	CP$	12.87%	12.29%	No	300	-	300	-	-	-	-	17,472	17,472
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-13	Colombia	CP$	10.91%	10.49%	No	94	-	94	-	-	15,556	-	-	15,556
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-14	Colombia	CP$	10.03%	9.67%	No	422	-	422	-	-	-	34,602	-	34,602
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds exterior	Colombia	CP$	10.17%	10.17%	No	19,355	-	19,355	-	-	-	-	27,274	27,274
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds quimbo	Colombia	CP$	10.17%	10.17%	No	2,693	-	2,693	-	-	-	-	203,624	203,624
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10	Colombia	CP$	10.13%	9.77%	No	480	-	480	-	-	-	-	94,374	94,374
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10-14	Colombia	CP$	10.46%	10.08%	No	746	-	746	-	-	-	-	58,633	58,633
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B12-13	Colombia	CP$	11.71%	11.23%	No	738	-	738	-	-	-	-	114,204	114,204
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B15	Colombia	CP$	10.26%	9.89%	No	324	-	324	-	-	-	-	62,909	62,909
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B16-14	Colombia	CP$	10.81%	10.39%	No	670	-	670	-	-	-	-	51,112	51,112
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-13	Colombia	CP$	10.91%	10.49%	No	290	-	290	-	-	47,993	-	-	47,993
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-14	Colombia	CP$	10.03%	9.67%	No	503	-	503	-	-	-	41,230	-	41,230
94.271.00-3	Enel Américas S.A.	Chile	97.036.000-k	Bonds UF 269	Chile	U.F.	7.02%	5.75%	No	-	4,812	4,812	4,994	5,281	5,585	5,906	8,586	30,352
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonds (vencimiento 2016)	EE.UU	US$	7.76%	7.40%	No	-	252,830	252,830	-	-	-	-	-	-
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonds (vencimiento 2026)	EE.UU	US$	7.76%	6.60%	No	-	5	5	-	-	-	-	858	858
Total										102,839	398,769	501,608	334,329	277,656	248,201	129,896	969,639	1,959,721

Appendix 4, letter b), shows the estimated future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured liabilities detailed above.

- Detail of finance lease obligations

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2017
								Current			Non Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	Union Temporal Rentacol	Colombia	CP$	10.80%	50	-	50	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP$	11.78%	30	90	120	129	100	-	-	-	229
Foreign	Codensa	Colombia	Foreign	Banco Corpbanca	Colombia	CP$	7.36%	7	9	16	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Consorcio Empresarial	Colombia	CP$	7.08%	97	198	295	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Equirent S.A.	Colombia	CP$	9.54%	10	31	41	45	32	-	-	-	77
Foreign	Codensa	Colombia	Foreign	Transportes Especializados JR S.A.S.	Colombia	CP$	9.48%	2	6	8	7	-	-	-	-	7
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	5.98%	-	-	-	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	5.60%	432	435	867	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Santander Perú	Perú	PS$	5.13%	249	-	249	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Internacional	Perú	PS$	5.94%	44	366	410	766	812	862	450		2,890
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Internacional	Perú	PS$	5.30%	-	-		60	63	67	70		260
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	US$	5.68%	1,984	5,952	7,936	7,935	20,327	-	-	-	28,262
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	PS$	5.58%	703	2,110	2,813	2,814	7,208	-	-	-	10,022
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco Scotiabank	Perú	US$	3.70%	2,464	7,192	9,656	9,588	9,588	9,588	2,398	-	31,162
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	US$	3.63%	1,362	2,045	3,407	2,807	1,440	-	-	-	4,247
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Scotiabank	Peru	US$	2.75%	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP$	8.40%	2	5	7	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Equirent S.A.	Colombia	CP$	7.70%	66	199	265	252	16	-	-	-	268
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP$	11.78%	13	39	52	52	32	-	-	-	84
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Transportes Especializados JR S.A.S.	Colombia	CP$	11.69%	103	337	440	337	-	-	-	-	337
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Consorcio Empresarial	Colombia	CP$	7.08%	5	10	15	-	-	-	-	-	-
Total								7,623	19,024	26,647	24,792	39,618	10,517	2,918	-	77,845

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2016
								Current			Non Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	Union Temporal Rentacol	Colombia	CP$	10.80%	182	406	588	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP$	10.98%	18	56	74	68	70	51	-	-	189
Foreign	Codensa	Colombia	Foreign	Banco Corpbanca	Colombia	CP$	7.36%	17	35	52	21	-	-	-	-	21
Foreign	Codensa	Colombia	Foreign	Consorcio Empresarial	Colombia	CP$	7.08%	92	282	374	300	-	-	-	-	300
Foreign	Codensa	Colombia	Foreign	Equirent S.A.	Colombia	CP$	9.54%	9	28	37	38	44	36	-	-	118
Foreign	Codensa	Colombia	Foreign	Transportes Especializados JR S.A.S.	Colombia	CP$	9.48%	4	12	16	17	16	-	-	-	33
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	5.98%	50	-	50	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	5.60%	401	1,206	1,607	833	-	-	-	-	833
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Santander Perú	Perú	PS$	5.13%	228	702	930	240	-	-	-	-	240
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	US$	5.80%	1,979	5,938	7,917	7,917	7,917	20,281	-	-	36,115
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	PS$	5.70%	-	2,711	2,711	2,711	2,711	6,946	-	-	12,368
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco Scotiabank	Perú	US$	3.75%	66	5,206	5,272	6,941	6,941	6,941	6,941	1,735	29,500
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	US$	3.63%	5	134	139	692	577	296	-	-	1,565
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Scotiabank	Peru	US$	2.75%	22,024	-	22,024	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP$	8.40%	8	21	29	20	-	-	-	-	20
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Equirent S.A.	Colombia	CP$	7.70%	61	190	251	243	249	17	-	-	509
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP$	10.98%	8	25	33	34	35	22	-	-	91
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Transportes Especializados JR S.A.S.	Colombia	CP$	11.69%	89	288	377	408	376	-	-	-	784
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Consorcio Empresarial	Colombia	CP$	7.08%	3	10	13	10	-	-	-	-	10
Total								25,244	17,250	42,494	20,493	18,936	34,590	6,941	1,735	82,696

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	January 1, 2016
								Current			Non Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	Union Temporal Rentacol	Colombia	CP$	10.80%	89	281	370	375	-	-	-	-	375
Foreign	Codensa	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP$	10.98%	4	12	16	17	9	-	-	-	26
Foreign	Codensa	Colombia	Foreign	Banco Corpbanca	Colombia	CP$	7.36%	28	43	71	32	19	-	-	-	51
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco de Interbank	Perú	PS$	5.29%	156	-	156	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	5.98%	120	250	370	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	6.00%	110	337	447	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	5.98%	104	318	422	17	-	-	-	-	17
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	PS$	5.60%	92	281	373	126	-	-	-	-	126
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Santander Perú	Perú	PS$	5.13%	216	666	882	928	-	-	-	-	928
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	US$	5.80%	1,983	5,950	7,933	7,933	7,933	7,933	20,322	-	44,121
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	PS$	5.70%	669	2,006	2,675	2,675	2,675	2,675	6,852	-	14,877
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Scotiabank	Peru	US$	2.75%	3,499	10,420	13,919	21,967	-	-	-	-	21,967
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP$	8.40%	6	20	26	28	28	-	-	-	56
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Equirent S.A.	Colombia	CP$	7.70%	8	24	32	33	28	-	-	-	61
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP$	10.98%	1	3	4	5	5	-	-	-	10
Total								7,085	20,611	27,696	34,136	10,697	10,608	27,174	-	82,615

Appendix 4 letter c), shows the estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

- Detail of other obligations

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Company	Country	Currency	Nominal Interest Rate	December 31, 2017
								Current			Non Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Ceará (ex Coelce S.A.)	Brazil	Foreign	Eletrobras	Brazil	R$	6.13%	643	1,702	2,345	2,144	1,828	1,336	736	404	6,448
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Mitsubishi (deuda garantizada)	Argentina	US$	0.25%	762	2,176	2,938	3,000	3,000	3,000	3,000	36,913	48,913
Foreign	CELG Distribuição S.A.	Brazil	Foreign	Centrais Eletricas Brazileiras Ebras_ECF - 017/2004	Brazil	R$	7.00%	112	194	306	-	-	-	-	-	-
Foreign	CELG Distribuição S.A.	Brazil	Foreign	Centrais Eletricas Brazileiras Ebras_ECF - 149/2006	Brazil	R$	7.00%	447	773	1,220	-	-	-	-	-	-
Foreign	CELG Distribuição S.A.	Brazil	Foreign	Centrais Eletricas Brazileiras Ebras_ECF - 232/2008	Brazil	R$	7.00%	318	656	974	842	842	842	842	1,263	4,631
Foreign	CELG Distribuição S.A.	Brazil	Foreign	Mútuo CELGPar 41211376/2014	Brazil	R$	6.80%	1,480	4,441	5,921	2,967	3,214	2,967	2,967	14,093	26,208
Foreign	CELG Distribuição S.A.	Brazil	Foreign	FIDC Série A	Brazil	R$	10.20%	3,766	10,250	14,016	13,665	13,665	13,665	13,665	7,971	62,631
Foreign	CELG Distribuição S.A.	Brazil	Foreign	FIDC Série B	Brazil	R$	12.78%	2,181	5,766	7,947	7,688	7,688	7,688	7,688	4,485	35,237
		Total						9,709	25,958	35,667	30,306	30,237	29,498	28,898	65,129	184,068

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Company	Country	Currency	Nominal Interest Rate	December 31, 2016
								Current			Non Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Eletrobras	Brazil	R$	6.08%	643	1,915	2,558	2,375	2,181	1,858	1,359	1,159	8,932
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Mitsubishi (deuda garantizada)	Argentina	US$	0.25%	-	3,010	3,010	2,997	2,997	2,997	2,997	35,957	47,945
Foreign	Hidroinvest S.A.	Argentina	Foreign	Other	Argentina	US$	2.53%	556	-	556	-	-	-	-	-	-
		Total						1,199	4,925	6,124	5,372	5,178	4,855	4,356	37,116	56,877

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Company	Country	Currency	Nominal Interest Rate	December 1, 2016
								Current			Non Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	BNDES	Brazil	R$	9.17%	6,574	22,749	29,323	31,509	26,620	21,730	15,793	11,528	107,180
Foreign	Enel Cien S.A.	Brazil	Foreign	BNDES	Brazil	R$	8.33%	303	928	1,231	1,212	1,212	1,212	606	-	4,242
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Nordeste	Brazil	R$	7.85%	1,340	4,078	5,418	5,359	5,359	1,340	-	-	12,058
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Eletrobras	Brazil	R$	6.10%	788	1,774	2,562	2,097	1,948	1,788	1,523	2,098	9,454
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Brazil	Brazil	US$	52.56%	-	25	25	-	-	-	-	2,736	2,736
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	BNDES	Brazil	R$	10.43%	1,901	7,111	9,012	10,129	10,129	10,129	6,847	5,124	42,358
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Mitsubishi (deuda garantizada)	Argentina	US$	0.25%	-	3,033	3,033	3,019	3,019	3,019	3,019	34,279	46,355
Foreign	Hidroinvest S.A.	Argentina	Foreign	Other	Argentina	US$	2.53%	-	551	551	-	-	-	-	-	-
Foreign	Enel Argentina S.A.	Argentina	Foreign	Other	Argentina	AR$	32.75%	34	-	34	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Other	Argentina	AR$	23.59%	23,815	-	23,815	6,529	-	-	-	-	6,529
		Total						34,755	40,249	75,004	59,854	48,287	39,218	27,788	55,765	230,912

Appendix 4 letter d), shows the estimated future cash flows (undiscounted) that the Group will have to disburse to settle these Other Obligations.

19.4Hedged debt

The debt denominated in U.S. dollars for ThUS$68,868 held by the Group as of December 31, 2017, is related to future cash flow hedges for the Group’s U.S. dollar-linked operating revenues (ThUS$158,960 and ThUS$168,084 as of December 31, 2016 and January 1, 2016, respectively) (see Note 4.m).

The following table details changes in “Reserve for cash flow hedges” for the years ended December 31, 2017, 2016 and 2015, due to exchange differences from this debt:

	12-31-2017	12-31-2016	12-31-2015
	ThUS$	ThUS$	ThUS$
Balance in hedging reserves (hedging revenues) at the beginning of the year, net	(11,577)	(8,571)	(54,643)
Foreign currency exchange differences recorded in equity, net	2,311	181	(66,539)
Recognition of foreign currency exchange differences revenue, net	(78)	(225)	4,691
Foreign currency translation differences	(410)	540	(2,927)
Transfer to assests held for distribution to owners		—	110,847
Other	—	(3,502)	—
Balance in hedging reserves (hedging revenues) at the end of the year, net	(9,754)	(11,577)	(8,571)

19.5Other information

As of December 31, 2017, the Group has long-term, lines of credit available for use amounting to ThUS$224,766 (ThUS$129,944 and ThUS$48,345 as of December 31, 2016 and January 1, 2016, respectively).

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

20.1Interest rate risk

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

The financial debt structure of the Group detailed by the mostly strongly hedged fixed and floating interest rates on total net debt, net of hedging derivative instruments, is as follows:

Gross position:

	12-31-2017	12-31-2016
	%	%
Fixed interest rate debt	46%	44%

20.2Exchange rate risk

Exchange rate risks involve basically the following transactions:

-	Debt taken on by the Group’s companies that is denominated in a currency other than the currency in which its cash flows are indexed.
-	Payments to be made in a currency other than that in which its cash flows are indexed for the acquisition of project-related materials and for corporate insurance policies.
-	Income in Group companies directly linked to changes in currencies other than the currency of its cash flows.
-	Cash flows from foreign subsidiaries to the Chilean parent company which are exposed to exchange rate fluctuations.

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

20.3Commodities risk

The Enel Américas Group has a risk exposure to price fluctuations in certain commodities, basically due to:

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

Considering the operating conditions faced by the power generation market, with drought and highly volatile commodity prices on international markets, the Company is constantly evaluating the use of hedging to minimize the impacts that these price fluctuations have on its results.

As of December 31, 2017, there are transactions of purchases of energy futures contracts for 5.4 GWh for the period January-March 2018. Such purchases cover an energy sales contract in the Colombian wholesale market.

As of December 31, 2017, 24.23 GWh of forward energy sale contracts and 77.45 GWh of forward energy purchase contracts were settled.

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

20.4Liquidity risk

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

As of December 31, 2017, the Group has cash and cash equivalents for ThUS$1,472,763 and unconditionally available lines of long-term credit for ThUS$224,766. As of December 31, 2016, the Group had cash and cash equivalents for ThUS$2,689,456 and unconditionally available lines of long-term credit for ThUS$129,944.

20.5Credit risk

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

20.6Risk measurement

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

Taking into consideration the assumptions previously described, the quarter VaR of the previously discussed positions was ThUS$212,497.

This value represents the potential increase of the Debt and Derivatives’ Portfolio, thus these Values at Risk are inherently related, among other factors, to the Portfolio’s value at each quarter end.

21.	FINANCIAL INSTRUMENTS

21.1Financial instruments, classified by type and category

a)	The detail of financial assets, classified by type and category, as of December 31, 2017, 2016 and January 1, 2016, is as follows:

	December 31, 2017
	Financial assets held for trading	Financial assets at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial asssets	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Derivative instruments	404	-	-	-	-	2,168
Other financial assets	-	49,757	43,737	2,394,756	14,286	-
Total Current	404	49,757	43,737	2,394,756	14,286	2,168

Equity instrumentos	-	-	-	-	1,104	-
Derivative instruments	4,898	-	-	-	-	19,932
Other financial assets	-	-	27	619,637	1,726,306
Total Non-Current	4,898	-	27	619,637	1,727,410	19,932

Total	5,302	49,757	43,764	3,014,393	1,741,696	22,100

	December 31, 2016
	Financial assets held for trading	Financial assets at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Derivative instruments	32,602	-	-	-	-	259
Other financial assets	-	65,753	37,643	1,550,598	-	-
Total Current	32,602	65,753	37,643	1,550,598	-	259

Equity instruments	-	-	-	-	1,908	-
Other financial assets	-	479	54	475,500	1,026,870	-
Total Non-Current	-	479	54	475,500	1,028,778	-

Total	32,602	66,232	37,697	2,026,098	1,028,778	259

	January 1, 2016
	Financial assets held for trading	Financial assets at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Derivative instruments	6,234	-	-	-	-	1,651
Other financial assets	-	49,943	38,295	1,472,655	-	-
Total Current	6,234	49,943	38,295	1,472,655	-	1,651

Equity instruments	-	-	-	-	868	-
Derivative instruments	-	-	-	-	-	1,378
Other financial assets	-	-	56	513,288	687,019	-
Total Non-Current	-	-	56	513,288	687,887	1,378

Total	6,234	49,943	38,351	1,985,943	687,887	3,029

b)	The detail of financial liabilities, classified by type and category, as of December 31, 2017, 2016 and January 1, 2016, is as follows:

	December 31, 2017
	Financial liabilities held for trading	Loans and payables	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$

Interest-bearing loans	-	670,916	-
Derivative instruments	1,270	-	17,582
Other financial liabilities	-	3,255,603	-
Total Current	1,270	3,926,519	17,582

Interest-bearing loans	-	4,333,042	-
Derivative instrumentos	8,671	-	7,802
Other financial liabilities	-	978,569	-
Total Non-Current	8,671	5,311,611	7,802

Total	9,941	9,238,130	25,384

	December 31, 2016
	Financial liabilities held for trading	Loans and payables	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$

Interest-bearing loans	954	742,792	-
Derivative instruments	4,836	-	5,275
Other financial liabilities	-	2,476,503	-
Total Current	5,790	3,219,295	5,275

Interest-bearing loans	114,491	3,449,533	-
Derivative instruments	-	-	16,053
Other financial liabilities	-	442,622	-
Total Non-Current	114,491	3,892,155	16,053

Total	120,281	7,111,450	21,328

	January 1, 2016
	Financial liabilities held for trading	Loans and payables	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$

Interest-bearing loans	-	869,208	-
Derivative instruments	1,481	-	97,929
Other financial liabilities	-	2,038,000	-
Total Current	1,481	2,907,208	97,929

Interest-bearing loans	-	2,600,816	-
Derivative instruments	-	-	424
Other financial liabilities	-	343,696	-
Total Non-Current	-	2,944,512	424

Total	1,481	5,851,720	98,353

21.2Derivative instruments

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

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2017, 2016, and January 1, 2016, financial derivative qualifying as hedging instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2017				December 31, 2016				January 1, 2016
	Asset		Liability		Asset		Liability		Asset		Liability
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	796	850	40	-	248	-	60	-	1,279	1,378	16	424
Cash flow hedge	796	850	40	-	248	-	60	-	1,279	1,378	16	424
Exchange rate hedge:	1,372	19,082	17,541	7,802	10	-	5,215	16,053	372	-	97,913	-
Cash flow hedge	1,372	19,082	9,056	-	10	-	-	-	372	-	97,913	-
Fair value hedge	-	-	8,485	7,802	-	-	5,215	16,053	-	-	-	-
TOTAL	2,168	19,932	17,581	7,802	258	-	5,275	16,053	1,651	1,378	97,929	424

-           General information on hedge derivative instruments

Hedging derivative instruments and their corresponding hedged instruments are shown in the following table:

Type of Hedge Instrument	Description of hedged risk	Description of hedged item	Fair Value of Hedged Item 12-31-2017 ThUS$	Fair Value of Hedged Item 12-31-2016 ThUS$	Fair Value of Hedged Item 01-01-2016 ThUS$

SWAP	Interest rate	Bank loans	11,214	(20,200)	-421
SWAP	Interest rate	Unsecured obligations (bonds)	-	(60)	2,638
SWAP	Exchange rate	Bank loans	(16,287)	6	-443
SWAP	Exchange rate	Bank loans	1,607	242	-
SWAP	Exchange rate	Unsecured obligations (bonds)	-	-	-95,705
FORWARD	Exchange rate	Other	-	-	-28
FORWARD	Exchange rate	Unsecured obligations (bonds)	48	10	-
FORWARD	Exchange rate	Operating costs	136	(1,068)	-1,365

As of December 31, 2017, 2016 and January 1, 2016, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

For fair value hedges, the gain or losses on the hedging deivative instrument and on the underlying hedged item recognized during the years ended December 31, 2017 and 2016, is detailed in the following table:

	December 31, 2017		December 31, 2016		December 31, 2015
	Gains ThUS$	Losses ThUS$	Gains ThUS$	Losses ThUS$	Gains ThUS$	Losses ThUS$
Hedging derivative instrument	5,700	9,396	8,158	-	-	-
Underlying hedged item	488	5,695	-	8,363	-	-
TOTAL	6,188	15,091	8,158	8,363	-	-

b)	Financial derivative instruments assets and liabilities at fair value through profit or loss

As of December 31, 2017, 2016 and January 1, 2016, financial derivative transactions recognized at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2017				December 31, 2016				January 1, 2016
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
	Current ThUS$	Non-Current ThUS$	Current ThUS$	Non-Current ThUS$	Current ThUS$	Non-Current ThUS$	Current ThUS$	Non-Current ThUS$	Current ThUS$	Non-Current ThUS$	Current ThUS$	Non-Current ThUS$

Non-hedging derivative instrument (1)	404	4,898	1,270	8,671	32,602	-	4,836	-	6,234	-	1,481	–

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

The following table sets forth the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2017, 2016 and January 1, 2016:

	December 31, 2017
		Notional amount
Financial Derivatives	Fair value	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	1,607	46,120	162,043	-	-	-	208,163
Cash flow hedge	1,607	46,120	162,043	-	-	-	208,163
Exchange rate hedge:	(4,890)	97,144	343,929	223,700	75,574	-	740,347
Cash flow hedge	11,397	46,436	259,976	223,700	75,574	-	605,686
Fair value hedge	(16,287)	50,708	83,953	-	-	-	134,661
Derivatives not designated for hedge accounting	(4,639)	58,247	433,797	-	-	-	492,044
TOTAL	(7,922)	201,511	939,769	223,700	75,574	-	1,440,554

	December 31, 2016
		Notional Amount
Financial Derivatives	Fair value	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	188	33,959	-	-	-	-	33,959
Cash flow hedge	188	33,959	-	-	-	-	33,959
Exchange rate hedge:	(21,259)	13,735	46,025	85,213	-	-	144,973
Cash flow hedge	10	6,885	-	-	-	-	6,885
Fair value hedge	(21,269)	6,850	46,025	85,213	-	-	138,088
Derivatives not designated for hedge accounting	27,766	1,494,565	-	-	-	-	1,494,565
TOTAL	6,695	1,542,259	46,025	85,213	-	-	1,673,497

	January 1, 2016
		Notional Amount
Financial Derivatives	Fair value	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	2,217	53,797	31,422	-	-	-	85,220
Cash flow hedge	2,217	53,797	31,422	-	-	-	85,220
Exchange rate hedge:	(97,541)	434,286	-	-	-	-	434,286
Cash flow hedge	(97,541)	434,286	-	-	-	-	434,286
Derivatives not designated for hedge accounting	4,753	62,892	-	-	-	-	62,892
TOTAL	(90,571)	550,975	31,422	-	-	-	582,398

The contractual maturities of hedging and non-hedging derivatives do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

21.3Fair value hierarchies

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 4.g.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2017, 2016 and January 1, 2016:

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	12-31-2017	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Financial derivatives designated as cash flow hedge	22,100	-	22,100	-
Financial derivatives not designated for hedge accounting	5,302	-	5,302	-
Financial assets at fair value through profit or loss	49,345	49,345	-	-
Available-for-sale financial assets, long term	1,740,592	-	1,740,592	-
Total	1,817,339	49,345	1,767,994	-
Financial Liabilities
Financial derivatives designated as cash flow hedge	9,096	-	9,096	-
Financial derivatives designated as fair value hedge	16,287	-	16,287	-
Financial derivatives not designated for hedge accounting	9,942	-	9,942	-
Interest-bearing borrowings short term	-	-	-	-
Interest-bearing borrowings long term	-	-	-	-
Total	35,325	-	35,325	-

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	12-31-2016	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Financial derivatives designated as cash flow hedge	312	53	259	-
Financial derivatives not designated for hedge accounting	32,602	-	32,602	-
Financial assets at fair value through profit or loss	64,251	64,251	-	-
Available-for-sale financial assets, long term	1,026,870	-	1,026,870	-
Total	1,124,035	64,304	1,059,731	-
Financial Liabilities
Financial derivatives designated as cash flow hedge	60	-	60	-
Financial derivatives designated as fair value hedge	21,279	10	21,269	-
Financial derivatives not designated for hedge accounting	4,836	-	4,836	-
Interest-bearing borrowings short term	954	-	954	-
Interest-bearing borrowings long term	114,491	-	114,491	-
Total	141,620	10	141,610	-

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	01-01-2016	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Financial derivatives designated as cash flow hedge	3,028	-	3,028	-
Financial derivatives not designated for hedge accounting	6,234	-	6,234	-
Financial assets at fair value through profit or loss	49,943	49,943	-	-
Available-for-sale financial assets, long term	687,019	-	687,019	-
Total	746,224	49,943	696,281	-
Financial Liabilities
Financial derivatives designated as cash flow hedge	98,352	-	98,352	-
Financial derivatives not designated for hedge accounting	1,481	-	1,481	-
Total	99,833	-	99,833	-

21.3.1 Financial instruments whose fair value measurement is classified as Level 3:

The Group does not have financial instruments measured at fair value whose fair value measurement is classified as Level 3.

22.	TRADE AND OTHER CURRENT PAYABLES

The detail of Trade and Other Current Payables as of December 31, 2017, 2016 and January 1, 2016, is as follows:

	Current			Non-Current
	12-31-2017	12-31-2016	01-01-2016	12-31-2017	12-31-2016	01-01-2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade current payables
Energy suppliers	679,097	335,118	367,782	263,907	-	3,164
Fuel and gas suppliers	22,585	46,989	55,082	-	-	-
Subtotal trade current payables	701,682	382,107	422,864	263,907	-	3,164

Other current payables
Dividends payable to non-controlling interests	69,597	138,923	150,011	-	-	-
Payables to CAMMESA (1)	388,281	332,857	308,156	315,921	348,519	264,582
Payables for goods and services	1,049,507	746,118	628,970	34,109	17,357	25,615
Payables for assests acquisitions	29,659	86,562	21,672	16,872	9,849	-
Fines and complaints (2)	238,300	172,412	132,598	-	-	-
Research and development	28,646	20,725	18,120	106,341	34,430	25,263
Taxes payables other than income tax	437,163	299,236	121,208	17,393	76	3,730
VAT debit	86,180	62,817	61,502	64,376	69,311	55,572
Accounts payables to staff	190,947	154,064	97,875	14,385	3,979	3,616
Other payables	333,957	76,793	82,794	227,034	28,488	17,726
Subtotal other current payables	2,852,237	2,090,507	1,622,906	796,431	512,009	396,104

Total	3,553,919	2,472,614	2,045,770	1,060,338	512,009	399,268

See Note 20.4 for the description of the liquidity risk management policy.

(1) As of December 31, 2017, the balance includes ThUS$320,238 from our subsidiary Edesur related to the payables for energy purchases from CAMMESA (ThUS$295,503 and ThUS$200,829 as of December 31, 2016 and January 1, 2016, respectively). In addition, it included a total amount of ThUS$ 383,964 (ThUS$ 385,843 and ThUS$367,684 as of December 31, 2016 and January 1, 2016 respectively) related to the loan agreements signed with CAMMESA for (i) financing the functional operational needs of the power generating plant of our subsidiary Enel Generación Costanera, (ii) financing the maintenance needs of the turbosteam generators in our subsidiary Dock Sud, and (ii) financing the Extraordinary Investment Plan our subsidiary Edesur.

(2) Corresponds mainly to fines and complaints that our Argentine subsidiary Edesur S.A. has received during the current and prior years from the regulatory agency due to business service quality, technical product quality, and public safety. These fines have not been paid, as some were suspended under the Agreement Act signed in 2007 with the Argentine government, the amount of these fines and complaints is updated in line with the adjustments to the value added from distribution as part of tariff reviews. As of December 31, 2017 and 2016, as a result of application of ENRE Resolution No. 1/2016, the financial update of those fines and complaints resulted in an  expense of ThUS$65,398 and ThUS$69,971, respectively (see Note 32)

The detail of trade payables, both up to date and past due as of December 31, 2017, 2016 and January 1, 2016 are presented in Appendix 7.

23.	PROVISIONS
a)	The detail of provisions as of December 31, 2017, 2016 and January 1, 2016, is as follows:

	Current			Non-Current
Provisions	12-31-2017	12-31-2016	01-01-2016	12-31-2017	12-31-2016	01-01-2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provisions for legal proceedings (*)	232,680	121,042	59,269	595,810	276,350	203,976
Decomissioning or restoration (**)	33,498	3,533	1,057	56,780	11,747	8,912
Provision for environmental issues (***)	280	28,387	103,331	22	60,184	44,891
Other provisions	3,508	26,304	15,597	7,693	173	1,104

Total	269,966	179,266	179,254	660,305	348,454	258,883

(*) Includes ThUS$311,910 in a non-current portion due to the incorporation of CELG to our subsidiary Enel Brasil (see note 7.2) of which an amount of ThUS$303.038 corresponds to provision in litigation FUNAC.

(**) It includes the provision for restoration of our subsidiary Emgesa related to the El Quimbo Project, regarding the necessary works to mitigate the environmental impact of filling the dam. The works are estimated to take 30 years. The main activities under this obligation, among other things, are forest restoration, border protection, lotic and fishing programs and flora and fauna monitoring programs.

(***) It includes obligations for the environmental license for the El Quimbo Project, such as settlement of contracts for completed works and minor works necessary to operate the power plant at 2016.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the related matters.

b)	Changes in provisions for the years ended December 31, 2017 and 2016, are as follows:

Provisions	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Changes in Provisions
Balance as of January 1, 2017	397,392	15,280	115,048	527,720
Increase (decrease) in existing provisions	345,989	90,656	(104,284)	332,361
Acquisition of Business combination	229,358	-	-	229,358
Provision used	(214,373)	(21,393)	(1,060)	(236,826)
Increase from adjustment to time value of money	166,930	6,306	2,595	175,831
Foreign currency translation	(42,372)	(483)	1,596	(41,259)
Transfer to P&L	(54,434)	(88)	(2,392)	(56,914)
Total Changes in Provisions	431,098	74,998	(103,545)	402,551
Balance as of December 31, 2017	828,490	90,278	11,503	930,271

Provisions	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Changes in Provisions
Balance as of January 1, 2016	263,245	9,969	164,923	438,137
Increase (decrease) in existing provisions	114,593	2,298	30,953	147,844
Provision used	(56,898)	(1,237)	(103,642)	(161,777)
Increase from adjustment to time value of money	53,030	1,501	7,345	61,876
Foreign currency translation	22,823	328	11,713	34,864
Other increases (decreases)	599	2,421	3,756	6,776
Total Changes in Provisions	134,147	5,311	(49,875)	89,583
Balance as of December 31, 2016	397,392	15,280	115,048	527,720

24.EMPLOYEE BENEFIT OBLIGATIONS

24.1 General information

The Company and certain of its subsidiaries in Brazil, Colombia, Peru and Argentina granted various post-employment benefits for all or certain of their active or retired employees. These benefits are calculated and recognized in the financial statements according to the policy described in Note 4.l.1, and include primarily the following:

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

Health plan: Corresponds to a medical and dental benefit granted to the immediate family of retired employees of Emgesa. The benefit covers the immediate family, and in the event of the death of the beneficiary, the benefit is extended for six months, after which time the benefit is no longer provided.

c)  Defined contribution benefits:

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability or death.

24.2   Details, changes and presentation in financial statements

a)	The post-employment obligations associated with defined benefits plans and the related plan assets as of December 31, 2017, 2016 and January 1, 2016, are detailed as follows:

General ledger accounts:

	Balance as of
	12-31-2017	12-31-2016	01-01-2016
	ThUS$	ThUS$	ThUS$

Post-employment obligations, non - current	388,931	341,353	263,702

Total Liabilities	388,931	341,353	263,702

Total Post-Employment Obligations, Net	388,931	341,353	263,702

Reconciliation with general ledger accounts:

	Balance as of
	12-31-2017	12-31-2016	01-01-2016
	ThUS$	ThUS$	ThUS$

Post-employment obligations	1,063,551	859,452	602,775
(-) Fair value of plan assets (*)	(751,669)	(574,815)	(400,236)

Total	311,882	284,637	202,539

Amount not recognized due to limit on Plan Assets Ceiling (**)	47,918	33,419	31,059
Minimum funding required (IFRIC 14) (***)	29,131	23,297	30,104

Total Post-Employment Obligations, Net	388,931	341,353	263,702

(*) Plan assets to fund defined benefit plans only in our Brazilian subsidiaries (Enel Distribución Rio S.A. and Enel Distribución Ceará S.A.): the remaining defined benefit plans in our other subsidiaries are unfunded.

(**) In Enel Distribución Ceará S.A., certain pension plans currently have an actuarial surplus amounting to ThUS$47,918 as of December 31, 2017 (ThUS$33,419 and ThUS$31,059 as of December 31, 2016 and January 1, 2016, respectively), wich actuarial surplus was not recognized as an asset in accordance with IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, because the Complementary Social Security (SPC) regulations - CGPC Resolution No. 26/2008 states that the surplus can only be used by the sponsor if the contingency reserve on the balance sheet of the Foundation is at the maximum percentage (25% of reserves). This ensures the financial stability of the plan based on the volatility of these obligations. If the surplus exceeds this limit, it may be used by the sponsor to reduce future contributions or be reimbursed to the sponsor.

(***) In Enel Distribución Rio S.A. has been recognized in accordance with the provisions of IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction an additional liability as of December 31, 2016 for ThUS$29,131 (ThUS$23,297 and ThUS$30,104 as of December 31, 2016 and January 1, 2016, respectively). This corresponds to actuarial debt contracts that the company signed with Brasiletros (an institution providing pension funds exclusively to employees and retired employees of Enel Distribución Rio S.A.). This was done to equalize deficits on certain pension plans, since the sponsor assumes responsibility for these plans, in accordance with current legislation.

b)	The following amounts were recognized in the consolidated statement of comprehensive income for the years ended December 31, 2017, 2016 and 2015:

Expense Recognized in Comprehensive Income	12-31-2017	12-31-2016	12-31-2015
	ThUS$	ThUS$	ThUS$
Current service cost for defined benefits plan	4,074	3,704	10,833
Interest cost for defined benefits plan	112,196	87,079	86,403
Interest income from the plan assets	(79,193)	(62,649)	(58,695)
Past service cost	5,923	2,601	(1)
Interest cost on asset ceiling components	4,305	5,141	5,528

Expenses recognized in Profit or Loss	47,305	35,876	44,068
Losses from remeasurement of defined benefit plans	4,941	29,399	29,062
Total expense recognized in Comprehensive Income	52,246	65,275	73,131

c)	The presentation of net actuarial liabilities as of December 31, 2017, 2016 and January 1, 2016, are as follows

Net Actuarial Liability	ThUS$
Balance as of January 1, 2016	263,702
Net interest cost	29,571
Service cost	3,704
Benefits paid	(19,022)
Contributions paid	(24,906)
Actuarial (gains) losses from changes in financial assumptions	84,526
Actuarial (gains) losses from changes in experience adjustments	14,168
Return on plan assets, excluding interest	(47,621)
Changes in the asset limit	(9,217)
Minimum finding required (IFRIC 14)	(12,456)
Past service cost Defined benefit plan obligations	2,601
Defined benefit plan obligations from business combinations	25,009
Transfer of employees	(1,697)
Other	(756)
Foreign currency translation differences	33,747
Balance as of December 31, 2016	341,353
Net interest cost	37,308
Service cost	4,074
Benefits paid	(18,275)
Contributions paid	(63,862)
Actuarial (gains) losses from changes in financial assumptions	43,327
Actuarial (gains) losses from changes in experience adjustments	(3,511)
Return on plan assets, excluding interest	(52,650)
Changes in the asset limit	11,317
Minimum finding required (IFRIC 14)	6,458
Past service cost Defined benefit plan obligations	5,923
Defined benefit plan obligations from business combinations	88,003
Transfer of employees	(21)
Other	-
Foreign currency translation differences	(10,513)
Net actuarial liability as of December 31, 2017	388,931

d)	The balance and changes in post-employment defined benefit obligations as of December 31, 2017, 2016 and January 1, 2016 are as follows:

Actuarial Value of Post-employment Obligations	ThUS$
Balance as of January 1, 2016	602,775
Service cost	3,704
Interest cost	87,079
Contributions from plan participants	601
Actuarial (gains) losses from changes in financial assumptions	84,526
Actuarial (gains) losses from changes in experience adjustments	14,168
Foreign currency translation	113,952
Contributions paid	(72,510)
Past service cost Defined benefit plan obligations	2,601
Defined benefit plan obligations from business combinations	25,009
Transfer of employees	(1,697)
Other	(756)
Balance as of December 31, 2016	859,452
Service cost	4,074
Interest cost	112,196
Contributions from plan participants	687
Actuarial (gains) losses from changes in financial assumptions	43,327
Actuarial (gains) losses from changes in experience adjustments	(3,511)
Foreign currency translation	(23,743)
Contributions paid	(116,645)
Past service cost Defined benefit plan obligations	5,923
Defined benefit plan obligations from business combinations	181,812
Transfer of employees	(21)

Balance as of December 31, 2017	1,063,551

As of December 31, 2017, out of the total amount of post-employment benefit obligations, 0.27% is from defined benefit plans in the Chilean holding company (0.34% and 0.72% as of December 31, 2016 and January 1, 2016, respectively); 84.78% is from defined benefit plans in Brazilian companies (81.36% and 80.50%  as of December 31, 2016 and January 1, 2016); 15.49% is from defined benefit plans in Colombian companies (15.49% and 15.01% as of December 31, 2016 and January 1, 2016, respectively ); 2.53% is from defined benefit plans in Argentine subsidiaries (2.34% and 3.16% as of December 31, 2016 and January 1, 2016, respectively); and the remaining 0.43% is from defined benefit plans in Peruvian companies (0.47% and 0.61% as of December 31, 2016 and January 1, 2016, respectively).

Changes in the fair value of the benefit plan assets are as follows:

Fair Value of Plan Assets	ThUS$
Balance as of January 1, 2016	(400,236)
Interest income	(62,649)
Return on plan assets, excluding interest	(47,621)
Foreign currency translation differences	(92,290)
Employer contributions	(24,906)
Contributions paid	(601)
Benefits	53,488
Balance as of December 31, 2016	(574,815)
Interest income	(79,193)
Return on plan assets, excluding interest	(52,650)
Foreign currency translation differences	14,977
Employer contributions	(63,862)
Contributions paid	(687)
Benefits	98,370
Defined benefit plan obligations from business combinations	(93,809)

Balance as of December 31, 2017	(751,669)

e)	The main categories of benefit plan assets are as follows:

Category of Plan Assets	12-31-2017		12-31-2016		´01-01-2016
	ThUS$	%	ThUS$	%	ThUS$	%
Equity instruments (variable income)	64,686	8.61%	24,771	4.31%	49,530	12.38%
Fixed-income assets	581,306	77.34%	477,382	83.05%	296,197	74.01%
Real estate investments	76,748	10.21%	65,592	11.41%	47,020	11.75%
Other	28,929	3.85%	7,070	1.23%	7,489	1.87%
Total	751,669	100%	574,815	100%	400,236	100%

The plans for retirement benefits and pension funds held by our Brazilian subsidiaries, Enel Distribución Rio S.A., Enel Distribución Ceará and CELG, maintain investments as determined by the resolutions of the National Monetary Council, ranked in fixed income, equities and real estate. Fixed income investments are predominantly invested in federal securities. Regarding equities, Faelce (an institution providing pension funds exclusively to employees and retired employees of Enel Distribución Ceará) holds common shares of Enel Distribución Ceará, Brasiletros (a similar institution for employees of Enel Distribución Rio) and Eletra (an institution pension fund exclusively for employees and retired staff CELG)) holds shares in investment funds with a portfolio traded on Bovespa (the São Paulo Stock Exchange). Finally, with regards to real estate, the foundations Faelce and Brasiletros, have properties that are currently leased to Enel Distribución Rio and Enel Distribución Ceará, while in Eletra the real estate investments are exclusively for the own use of the foundation.

The following table sets forth the assets affected by the plans and invested in shares, leases and real estate owned by the Group:

	12-31-2017	12-31-2016	´01-01-2016
	ThUS$	ThUS$	ThUS$

Real Estate	34,487	27,715	23,285

Total	34,487	27,715	23,285

f)	Reconciliation of asset ceiling:

Reconciliation of Asset Ceiling	ThUS$
Balance as of January 1, 2016	31,059
Interest on assets not recognized	5,141
Other changes in assets not recognized due to asset limit	(9,217)
Foreign currency translation differences	6,436
Balance as of December 31, 2016	33,419
Interest on assets not recognized	4,305
Other changes in assets not recognized due to asset limit	11,317
Foreign currency translation differences	(1,123)
Total asset ceiling as of December 31, 2017	47,918

24.3   Details, changes and presentation in financial statements

●	Actuarial assumptions:

As of December 31, 2017, 2016 and January 1, 2016 the following assumptions were used in the actuarial calculation of defined benefit plans:

	Chile			Brazil			Colombia			Argentina			Peru
	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016

Discount rates used	5.00%	4.70%	5.00%	8.68% - 9.93%	12.2% - 12.31%	14.02% - 14.21%	6.82%	6.54%	7.25%	5.00%	5.50%	5.50%	6.00%	6.20%	7.60%
Expected rate of salary increases	4.00%	4.00%	4.00%	7.38% - 9.69%	9.2%	9.69%	4.50%	4.20%	4.20%	0.00%	0.00%	0.00%	3.00%	3.00%	3.00%
Mortality tables	CB-H-2014 RV-M-2014	CB-H-2014 RV-M-2014	RV -2009	AT 2000	AT 2000	AT 2000	RV 2008	RV 2008	RV 2008	CB-H-2014 RV-M-2014	CB-H-2014 RV-M-2014	RV 2004	CB-H-2014 RV-M-2014	CB-H-2014 RV-M-2014	RV 2009
Turnover rate	4.53%	4.72%	5.69%	5.30%	4.55% - 5.68%	4.55% - 5.68%	0.38%	0.35% - 0.74%	0.44% - 0.65%	1.51%	1.20% - 1.52%	1.20% - 1,52%	4.14%	3.88% - 4.20%	3.90% - 4.07%
●	Sensitivity:

As of December 31, 2017, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThUS$88,483 (ThUS$70,274 and ThUS$45,932 as of December 31, 2016 and January 1, 2016, respectively) if the rate rises and an increase of ThUS$105,349 (ThUS$82,230 and ThUS$53,566 as of December 31, 2016 and January 1, 2016, respectively) if the rate falls

●	Defined contribution:

The contributions made to the defined contribution plans are recorded in the item “employee expenses” in the consolidated statement of income.  The amounts recorded for this concept for the years ended December 31, 2017 and 2016 were ThUS$10,007 and ThUS$6,790, respectively.

●	Future disbursements:

The estimates available indicate that ThUS$60,954 (net effect) will be disbursed for defined benefits in 2018.

●	Length of commitments:

The Group’s obligations have a weighted average length of 9.48 years, and the outflows of benefits for the next 10 years and more is expected to be as follows:

Years	ThUS$
1	93,512
2	81,834
3	81,222
4	81,324
5	80,822
Over 5 to 10	400,138

25.	EQUITY

25.1Equity attributable to the shareholders of Enel Américas

25.1.1	Subscribed and paid capital and number of shares

The issued capital of the Company for the year ended December 31, 2017 is US$6,763,204,424 divided into 57,452,641,516 authorized, subscribed and paid-in shares. The issued capital for the year ended December 31, 2016 was US$9,023,164,048 (for January 1, 2017 was restated to ThUS$ 6,903,683,778 acoording to the change in the functional currency described in Note 3) divided into 58,324,975,387 authorized, subscribed and paid shares. The issued capital of the Company for the years ended January 1, 2016 was US$10,680,663,292 divided into 49,092,772,762 shares. All of the shares issued by the Company are subscribed and paid, and they are listed for trade on the Bolsa de Comercio de Santiago de Chile, the Bolsa Electrónica de Chile, the Bolsa de Valores de Valparaiso, and the New York Stock Exchange (NYSE). During the year 2017 and 2016, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

Treasury shares

The treasury shares for the year ended December 31, 2016 are US$139,630,480 divided into 872,333,871 shares, and were acquired as part of the merger process as follows:

•

129,829,692 shares for a total amount of US$21,517,199 acquired from the minority shareholders of the Company, Endesa Américas and Chilectra Américas, who disagreed with respect to the merger and exercised their withdrawal rights.

•	742,504,179 shares for a total amount of US$118,113,281 corresponding to the shares of Endesa Américas acquired in the tender offer.

At the April 27, 2017, Extraordinary Shareholders´meeting of Enel Américas, approved the cancellation of treasury shares acquired as a result of the merger process and the consequent reduction of the share capital by the same amount.

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

As part of the Spin-Off, the capital of Enersis was reduced from US$10,680,663,292, divided into 49,092,772,762 registered common shares of a single series and no par value, to the new amount of US$7,649,477,307, divided into 49,092,772,762 registered common shares of a single series and no par value. Additionally, it was agreed to (i) establish the capital of Enersis Chile at US$3,211,185,985 corresponding to the amount by which the capital of Enersis had been decreased, divided into 49,092,772,762 registered common shares, all of the same series and no par value, and (ii) distribute the former Enersis’ equity interest between Enersis and Enersis Chile, by allocating assets and liabilities as indicated by the aforementioned meeting, to Enersis Chile.

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

On October 4, 2016, the corporate name changes of Enersis Chile, Endesa Chile and Chilectra to Enel Chile S.A., Enel Generación Chile S.A., and Enel Distribución Chile S.A., respectively, were approved at the respective Extraordinary

Shareholders’ Meetings. The corporate name changes became effective on October 18, 2016, through modifications to the by-laws of each of these entities.

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

The Tender Offer was contingent on (i) the approval of the Merger by the relevant shareholders at the Extraordinary Shareholders’ Meetings pursuant to the Chilean Corporations Act on September 28, 2016, (ii) less than 10% of the outstanding shares of the Company, 10% of the outstanding shares of Endesa Américas and 0.91% of the outstanding shares of Chilectra Américas exercising the statutory merger dissenters’ withdrawal rights in connection with the Merger, provided that no shareholder owned more than 65% of the Company after all exercises of statutory merger dissenters’ withdrawal rights, and (iii) the absence of any material adverse effect on Endesa Américas and its subsidiaries. Since the conditions were met, the Tender Offer was successfully completed on October 28, 2016. The Tender Offer resulted in the acquisition of 265,180,064 shares of Endesa Américas for a total amount of ThUS$118,113.

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

•	shareholders of Endesa Américas tendered their Endesa Américas shares and ADSs in the Tender Offer.

The following table sets forth the movements in the number of shares of the Company as a result of the merger:

Number of outstanding shares of the Company prior the Merger			49,092,772,762

	Number of shares	Share exchange ratio	Number of shares
New shares issued (1):
Exchange of shares with minority shareholders of Endesa Américas	3,282,265,786	28.0	9,190,344,201
Exchange of shares with minority shareholders of Chilectra Américas	10,464,606	4	41,858,424
Total new shares issued	3,292,730,392		9,232,202,625

Repurchase of shares (2):
Withdrawal right exercised by the minority shareholders of the Company	(119,185,929)		(119,185,929)
Withdrawal right exercised by the minority shareholders of Endesa Américas	(3,706,909)	2.8	(10,379,345)
Withdrawal right exercised by the minority shareholders of Chilectra Américas	(65,035)	4	(260,140)
Remaining shares for exchange of shares			(4,278)
Total repurchase of shares	(122,957,873)		(129,829,692)

Tender Offer of Endesa Américas (3):
Purchased shares	(265,180,064)	2.8	(742,504,179)
Total Tender Offer of Endesa Américas	(265,180,064)		(742,504,179)

Number of outstanding shares of the Company after the Merger			57,452,641,516

Total number of shares - Issued Capital			58,324,975,387
Total number of shares - Treasury Shares			(872,333,871)
Number of outstanding shares of the Company after the Merger			57,452,641,516

(1)

On December 29, 2016, a total of 9,232,202,625 new shares of the Company as a result of the Merger were registered with the Chilean Stock Register. The total amount for the issuance of new shares was ThUS$1,553,687.

(2)	The total amount paid for the shares repurchased was ThUS$21,517.
(3)	The total amount paid for the shares of Endesa Américas purchased in the Tender Offer was ThUS$118,113.

Enel Americas will continue trading its shares publicly on the Stock Exchanges in Chile and its ADSs on the New York Stock Exchange ("NYSE"). As a result of the mergers of Endesa Américas and Chilectra Américas, all shares and ADS of both companies were converted into shares and ADS of Enérsis Américas.  As a result, Endesa Américas and Chilectra Américas stopped trading on the Stock Exchanges in Chile and on the New York Stock Exchange.

Subsequent to merger, Enel SpA continues to be the last controlling parent, through its majority stake in the shares of Enel Américas and the previous minority shareholders of Endesa Américas and Chilectra Américas, together with the current minority shareholders of Enel Americas, will own their corresponding non-controlling interests in Enel Américas.

25.1.2	Dividends

On November 25, 2014, the Board unanimously agreed to distribute interim dividend No. 90 of US$0.00133 per share on January 30, 2015 against fiscal year 2014 statutory net income. This corresponded to 15% of net income calculated as of September 30, 2014, in accordance with the dividend policy.

The Ordinary Shareholders’ Meeting held on April 28, 2015 approved the distribution of a minimum mandatory dividend (which included interim dividend No. 90 of US$0.00133 per share paid in November 2014) and an additional dividend, which in the aggregate amounted to US$490,317,886 or US$0.00998751 per share.

Since interim dividend No. 90 had already been paid, the remainder was distributed and paid in final dividend No. 91, which totaled US$424,712,960 equivalent to US$0.00886 per share.

On November 24, 2015, the Board unanimously agreed to distribute interim dividend No. 92 of US$0.00174 per share on January 29, 2016 against fiscal year 2015 statutory net income. This corresponded to 15% of net income calculated as of September 30, 2015, in accordance with the dividend policy.

The Ordinary Shareholders’ Meeting held on April 28, 2016 approved the distribution of a minimum mandatory dividend (deducting the interim dividend No. 92 paid in January 2016) and an additional dividend, which in the aggregate amounted to US$295,657,660 or US$0.006019495 per share.

Since interim dividend No. 92 had already been paid, the remainder was distributed and paid in final dividend No. 93, which totaled US$241,946,275 equivalent to US$0.00491 per share.

On November 24, 2016, the Board unanimously agreed to distribute interim dividend No. 94 of US$0.00142 per share for a total amount of US$81,873,986 on January 27, 2017 against fiscal year 2016 statutory net income. This corresponded to 15% of net income calculated as of September 30, 2016, in accordance with the dividend policy.

At the April 27, 2017 Ordinary Shareholders´ Meeting of Enel Américas S.A., it was resolved that the minimum dividend  (from which the interim dividend paid in January 2017 would be deducted) would be distributed plus an additional dividend, the equivalent of US$0.00501 per share for a total distributed (including the interim dividend) of US$288,326,860. Given that the interim dividend had already been paid, the distribution of the remainder (final dividend No. 95) in an amount of US$206,452,874 was equivalent to US$0.00359 per share.

On November 29, 2017, the Board of Directors agreed unanimously (those members present), that interim dividend No. 96 of US$0.00100 per share would be charged against  2017 statutory net income to be paid on January 26, 2018.  Such amount represents 15% of the net income of Enel Américas calculated as of September 30, 2017 in accordance with the current dividend policy.

The following table sets forth the dividends paid in recent years:

Dividend No.	Type of Dividend	Payment Date	Dolar per Share	Charged to
90	Interim	01-30-2015	0.00133	2014
91	Final	05-25-2015	0.00886	2014
92	Interim	01-29-2016	0.00174	2015
93	Final	05-24-2016	0.00491	2015
94	Interim	01-27-2017	0.00142	2016
95	Final	05-26-2017	0.00359	2016
96	Interim	01-26-2018	0.00100	2017

25.2Foreign currency translation reserves

The following table sets forth foreign currency translation differences attributable to the shareholders of the Company for the years ended December 31, 2017, 2016 and 2015:

Reserves for Accumulated	For the years ended December 31,
Currency Translation Differences	2017 ThUS$	2016 ThUS$	2015 ThUS$
Empresa Distribuidora Sur S.A.	(128,320)	(151,019)	(145,948)
Compañía Distribuidora y Comercializadora de Energía S.A.	149,973	211,975	211,027
Enel Distribución Perú S.A. (formerly named Edelnor S.A.A.)	63,180	59,666	79,734
Dock Sud	(21,517)	(19,800)	(8,074)
Enel Brasil S.A.	(529,654)	(646,185)	(972,625)
Enel Generación Costanera S.A. (formerly named Central Costanera S.A.)	(9,381)	(9,543)	(5,545)
Emgesa S.A. E.S.P.	17,908	22,187	22,308
Enel Generación El Chocón S.A. (formerly named Hidroeléctrica El Chocón S.A.)	(126,421)	(110,183)	(86,372)
Generandes Perú S.A.	125,588	115,350	138,188
Enel Generación Piura S.A. (formerly named Empresa Eléctrica de Piura S.A.)	12,984	11,769	16,257
Other	(8,335)	(4,688)	(2,548)
Foreing currency translation (1)	-	(2,089,877)	(2,411,690)

TOTAL	(453,995)	(2,610,348)	(3,165,288)

(1)	Correspond to the effect originated by the retrospective application of the change in presentation currency, see note 3.

25.3Capital Management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a robust financial position.

25.4Restrictions on subsidiaries transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to the Group. The Group’s restricted net assets as of December 31, 2017 from its subsidiaries Enel Distribución Rio, Enel Distribución Ceará, Enel Distribución Perú, Enel Generación Piura, Enel Generación Perú, and Chinango were ThUS$1,275,890, ThUS$55,497, ThUS$328,221, ThUS$99,801,  and ThUS$12,790, respectively.

25.5Other reserves

Other reserves within equity attributable to shareholders of Enel Américas for the years ended December 31, 2017, 2016 and 2015, are as follows:

	Balance as of As restated January 1, 2017 (*)	2017 changes	Balance as of December 31, 2017
	ThUS$	ThUS$	ThUS$

Exchange differences on translation (a)	(388,942)	(65,053)	(453,995)
Cash flow hedges (b)	(11,423)	7,951	(3,472)
Available-for-sale financial assets	227	(402)	(175)
Other miscellaneous reserves (c)	(3,364,559)	(44,363)	(3,408,922)
TOTAL	(3,764,697)	(101,867)	(3,866,564)

	Balance as of January 1, 2016	2016 changes	Balance as of December 31, 2016
	ThUS$	ThUS$	ThUS$

Exchange differences on translation (a)	(3,165,288)	554,940	(2,610,348)
Cash flow hedges (b)	(7,649)	3,223	(4,426)
Available-for-sale financial assets	(256)	473	217
Other comprehensive income from non-current assets held for distribution to owners	(171,638)	171,638	-
Other miscellaneous reserves (c)	(4,659,748)	566,486	(4,093,262)
TOTAL	(8,004,579)	1,296,760	(6,707,819)

	Balance as of January 1, 2015	2015 changes	Balance as of December 31, 2015
	ThUS$	ThUS$	ThUS$

Exchange differences on translation (a)	(1,077,153)	(2,088,135)	(3,165,288)
Cash flow hedges (b)	(117,185)	109,536	(7,649)
Available-for-sale financial assets	14	(270)	(256)
Other comprehensive income from non-current assets held for distribution to owners	-	(171,638)	(171,638)
Other miscellaneous reserves (c)	(4,644,824)	(14,924)	(4,659,748)
TOTAL	(5,839,148)	(2,165,431)	(8,004,579)

(*) See Note 3.

a)

Reserves for exchange differences on translation: These reserves arise primarily from exchange differences relating to: (i) Translation of the financial statements of our subsidiaries with functional currencies other than the dólar estadounidense (see Note 2.7.3); and (ii) Translation of goodwill arising from the acquisition of companies with functional currencies other than the dólar estadounidense (see Note 4.b).

b)	Cash flow hedge reserves: These reserves represent the cumulative effective portion of gains and losses on cash flow hedges (see Note 4.f.5).

c)	Other miscellaneous reserves.

The main items and their effects are the following:

Other Miscellaneous Reserves	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$

Reserve for capital increase in 2013 (1)	(1,345,368)	(1,908,106)	(1,891,502)
Reserve for corporate reorganization (“Spin-off”) (2)	716,712	691,210	-
Reserve for subsidiaries transactions (3)	(439,290)	(508,682)	(500,833)
Reserve for transition to IFRS (4)	(1,490,604)	(1,567,941)	(2,286,335)
Reserve for merger of Enel Américas, Endesa Américas and Chilectra Américas (5)	(730,748)	(725,018)	-
Reserve for Tender Offer of Endesa Américas and withdrawal rights (6)	(57,100)	(56,653)	-
Other miscellaneous reserves (7)	(62,524)	(18,072)	18,922

Total	(3,408,922)	(4,093,262)	(4,659,748)

(1) Reserve originated from the capital increase that the Company made during the first quarter of 2013.

(2)

Reserve for corporate reorganization (Spin-Offs of companies) completed on March 1, 2016. Corresponds to the effects from the reorganization of the Company and the separation of the Chilean business into a new entity, Enel Chile S.A. (see Note 6.1).

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

(6)

Reserve for Tender Offer of Endesa Américas and withdrawal rights. Represents the recognition of the difference between the carrying amount and the price paid for the non-controlling interests acquired in the Tender Offer, which resulted in a charge to other reserves for ThUS$56,578. Also, includes ThUS$523 related to recognition of the difference between the carrying amount and the price paid for the shares of those shareholders who exercised their withdrawal rights.

(7)	Other miscellaneous reserves from transactions made in prior years.

25.6Non-controlling Interests

The detail of non-controlling interests as of and for the years ended December 31, 2017, 2016 and 2015, is as follows:

	Non-controlling interests
Companies		Equity		Profit (Loss)
	12-31-2017%	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Enel Distribución Río S.A. (formerly Ampla Energía S.A.)	0.36%	3,746	2,593	(111)	(228)	(60)
Enel Distribución Ceará S.A. (formerly Coelce S.A.)	26.00%	218,722	200,150	35,633	29,509	28,597
Compañía Distribuidora y Comercializadora de Energía S.A.	51.52%	457,800	439,533	108,928	86,463	97,474
Emgesa S.A. E.S.P.	51.53%	667,440	601,642	154,744	127,261	166,772
Enel Distribución Peru S.A.A	16.82%	98,590	121,374	23,249	22,250	23,625
Enel Generación Peru S.A.A	16.40%	156,731	138,510	22,647	12,776	-
Chinango S.A.C.	20.00%	22,163	21,999	3,810	5,143	23,030
Empresa Distribuidora Sur S.A.	27.87%	2,356	701	3,135	(8,604)	4,646
Enel Generacion Costanera S.A.	24.32%	10,187	8,030	4,792	4,061	42,368
Enel Generacion El Chocón S.A.	32.33%	72,893	69,455	30,138	15,276	(371)
Inversora Dock Sud S.A.	42.86%	38,147	33,116	13,984	5,947	54,656
Central Dock Sud S.A.	29.76%	37,432	32,418	13,826	5,842	17,940
Enel Distribución Chile S.A. (1)	0.00%	-	-	-	405	17,756
Chilectra Américas S.A. (2)	0.00%	-	-	-	123	2,664
Enel Generación Chile S.A. (1)	0.00%	-	-	-	71,544	-
Endesa Américas S.A. (2)	0.00%	-	-	-	66,618	240,146
Empresa Eléctrica Pehuenche S.A. (1)	0.00%	-	-	-	1,777	-
Enel Generacion Piura S.A.	3.50%	4,529	3,947	613	795	13,249
CELG	0.12%	743	-	12	-	-
Other		6,557	6,637	2,071	1,416	5,061
TOTAL		1,798,036	1,680,105	417,471	448,374	737,552

(1)	As of January 1, 2016 these entities are classified as discontinued operations. On March 1, 2016, these companies ceased to belong to the Group (see Note 6.1).
(2)	On December 1, 2016, these entities were merged with and into Enel Américas, and were then dissolved without liquidation (see Note 25.1.1).

26.	REVENUE AND OTHER OPERATING INCOME

The detail of revenue presented in the statement of comprehensive income for the years ended December 31, 2017, 2016 and 2015, is as follows:

	For the years ended December 31,
Revenues	2017 ThUS$	2016 ThUS$	2015 ThUS$

Energy sales (1)(2)	8,661,401	6,394,519	6,452,295

Generation	1,895,791	1,686,495	1,836,868
Regulated customers	509,051	472,319	216,475
Unregulated customers	1,017,225	706,786	1,014,996
Spot market sales	348,105	472,921	517,779
Other customers	21,410	34,469	87,618
Distribution	6,765,610	4,708,024	4,615,427
Residential	3,047,360	2,134,654	2,268,547
Business	1,669,289	1,313,902	1,103,748
Industrial	706,385	546,028	457,795
Other customers	1,342,576	713,440	785,337

Other sales	44,194	52,312	62,086
Gas sales	33,541	32,310	25,629
Sales of goods and services	10,653	20,002	36,457

Revenue from other services	885,995	604,628	614,952
Tolls and transmission	625,993	433,236	379,657
Metering equipment leases	128	110	108
Public lighting	4,427	7,521	35,379
Verifications and connections	18,270	11,108	6,997
Engineering and consulting services	170	4,817	2,145
Other services	237,007	147,836	190,666

Total revenues	9,591,590	7,051,459	7,129,333

	For the years ended December 31,
Other Operating Income	2017 ThUS$	2016 ThUS$	2015 ThUS$

Revenue from construction contracts	753,389	399,408	352,350
Other income (2)	195,348	235,266	615,703

Total other operating income	948,737	634,674	968,053

(1) In Argentina, on February 1, 2017, the ENRE issued Resolution No. 64/2017, regarding the Comprehensive Tariff Review (RTI), which updates the rate retroactively as of January 2017, the effects recognized by this resolution in the year ended December 31, 2017 were ThUS $ 327,408. On January 29, 2016, ENRE Resolution No. 1/2016 was issued, approving the tariff table of Edesur applicable to the invoicing of meter readings, which commenced after midnight on February 1, 2016. The effect recognized for this resolution during the year ended December 31, 2016 was ThUS$620,633.

(2) The other income includes ThUS$67, ThUS$87,603 and ThUS$80,037 for the years ended December 31, 2017, 2016 and 2015, respectively, related to the availability contracts that our subsidiary Enel Generación Costanera entered into with CAMMESA in December 2012.

27.	RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used presented in profit or loss for the years ended December 31, 2017, 2016 and 2015, is as follows:

	For the years ended December 31,
Raw Materials and Consumables Used	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Energy purchases	(3,940,466)	(2,442,519)	(2,880,537)
Fuel consumption	(229,308)	(362,156)	(394,242)
Transportation costs	(634,118)	(394,097)	(375,454)
Costs from construction contracts	(753,389)	(399,408)	(352,350)
Other raw materials and consumables	(427,831)	(313,589)	(239,298)

Total	(5,985,112)	(3,911,769)	(4,241,880)

28.	EMPLOYEE BENEFITS EXPENSE

The detail of employee expenses for the years ended December 31, 2017, 2016 and 2015, are as follows:

	For the years ended December 31,
Employee Benefits Expenses	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Wages and salaries	(489,118)	(400,513)	(473,127)
Post-employment benefit obligations expense	(20,003)	(13,095)	(14,677)
Social security and other contributions	(257,185)	(198,822)	(243,835)
Other employee expenses	(71,678)	(13,672)	(13,268)

Total	(837,984)	(626,102)	(744,907)

29.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The detail of depreciation, amortization and impairment losses for the years ended December 31, 2017, 2016 and 2015, are as follows:

	For the years ended December 31,
	2017 ThUS$	2016 ThUS$	2015 ThUS$

Depreciation	(407,535)	(348,385)	(375,125)
Amortization	(240,579)	(124,853)	(114,469)

Subtotal	(648,114)	(473,238)	(489,594)
Impairment (losses) reversals (1)	(79,748)	(157,078)	(60,808)

Total	(727,862)	(630,316)	(550,402)

	Generation			Distribution			Other			For the years ended December 31,
(*) Information on Impairment Losses	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
by Reportable Segment	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Financial assets (See Note 10)	(1,296)	(14,783)	(7,323)	(122,824)	(116,328)	(53,320)	-	(141)	(116)	(124,120)	(131,252)	(60,759)
Other financial assets	304	(19,388)	-	(509)	-	-	-	(6,438)	-	(205)	(25,826)	-
Intangible assets other than goodwill (See Note 13)	-	-	-		-	-	-	-	-	-	-	-
Property, plants and equipment (See Note 17) (*)	(10,242)	-	(49)	54,819	-	-	-	-	-	44,577	-	(49)

Total	(11,234)	(34,171)	(7,372)	(68,514)	(116,328)	(53,320)	-	(6,579)	(116)	(79,748)	(157,078)	(60,808)

(1) The reversal of the impairment in the Distribution segment corresponds to the improvement in the regulatory conditions of Edesur in Argentina.

30.	OTHER EXPENSES

Other miscellaneous operating expenses for the years ended December 31, 2017, 2016 and 2015, are as follows:

	For the years ended December 31,
Other expenses	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Other supplies and services	(282.702)	(217.835)	(89.053)
Professional, outsourced and other services	(145.791)	(133.595)	(247.932)
Repairs and maintenance	(247.137)	(164.437)	(164.946)
Indemnities and fines	(4.316)	(4.181)	(19.723)
Taxes and charges	(26.413)	(36.822)	(49.262)
Insurance premiums	(38.522)	(42.072)	(43.142)
Leases and rental costs	(26.448)	(17.271)	(19.015)
Marketing, public relations and advertising	(5.137)	(5.216)	(8.050)
Other supplies	(136.007)	(174.723)	(82.309)
Travel expenses	(25.032)	(18.990)	(21.032)
Environmental expenses (1)	(5.651)	(2.233)	(1.712)

Total	(943.156)	(817.375)	(746.176)

(1)	It includes research costs recognized as expenses for the years ended December 31, 2017, 2016 and 2015, of ThUS$137, ThUS$288 and ThUS$362, respectively.

31.	OTHER GAINS (LOSSES)

Other gains (losses) for the years ended December 31, 2017, 2016 and 2015, are as follows:

	For the years ended December 31,
Other Gains (Losses)	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Disposals of property, plants and equipment	5,160	25,844	(10,323)
Other	185	(13,703)	294

Total	5,345	12,141	(10,029)

32.	FINANCIAL RESULTS

Financial income and costs for the years ended December 31, 2017, 2016 and 2015, are as follows:

	For the years ended December 31,
Financial Income	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	123,139	150,320	189,877
Financial income on plan assets (Brazil)	78	164	206
Financial income from concessions IFRIC 12 (Brazil) (1)	36,648	55,167	57,458
Other financial income (2)	133,978	70,806	202,689

Total financial income	293,843	276,457	450,230

	For the years ended December 31,
Financial costs	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Financial costs	(869,535)	(773,157)	(588,742)

Bank loans	(97,495)	(84,753)	(59,448)
Unsecured obligations (bonds)	(215,836)	(284,842)	(273,798)
Financial leasing	(5,882)	(2,291)	(2,161)
Valuation of financial derivatives	(724)	(16,526)	(1,003)
Financial provisions (3)	(175,831)	(162,558)	(83,421)
Post-employment benefit obligations (4)	(37,907)	(29,735)	(29,929)
Capitalized borrowing costs	8,054	30,939	111,513
Other financial costs (5)	(343,914)	(223,391)	(250,495)

Gains (losses) from indexed assets and liabilities (*)	-	(1,032)	(14,153)

Foreign currency exchange differences (**)	(6,714)	58,934	195,870

Total financial costs	(876,249)	(715,255)	(407,025)

Total financial results	(582,406)	(438,798)	43,205
(1)

For the years ended December 31, 2017 and 2016, this item corresponds to the financial update of non-amortized assets at their new replacement value at the end of the concession in the distribution companies Enel Distribución Rio S.A. and Enel Distribución Ceará S.A.

(2)

Other financial income as of December 31, 2017 includes an amount of ThUS$46,391 from Enel Distribución Rio for the tax exemption for the Cofins tax for the period from 1992 to 1996; financial income charged to customers for invoices of ThUS$48,479 (ThUS$38,248 and ThUS$39,644 as of December 31, 2016 and 2015, respectively); financial updates of Enel Distribucion Rio of ThUS$11,802 (ThUS$6,074, as of December 31, 2016) and as of December 31, 2016 update of sector assets and liabilities of Enel Distribucion Rio of ThUS$6,889 (ThUS$18,916 as of December 31, 2015).

For the year ended December 31, 2015, our Argentine subsidiaries, Enel Generación Costanera, Enel Generación El Chocón and Dock Sud recognized a gain in foreign currency exchange differences of ThUS$216,218, as a result of the dollarization (re-denomination to US$) of the receivables (“LVFVD”) related to the Centtral Vuelta Obligado (VOSA) project, and other financial income of ThUS$87,183 related to the accrued interest on those dollarized receivables. In addition, our subsidiary Edesur recognized financial income of ThUS$45,569 related to the compensation form the application of the MMC (see Note 34.5).

(3)

This item includes ThUS$115,826 for the year ended December 31, 2017 (ThUS$69,670 for the year ended December 31, 2016) from our subsidiary Edesur for the finance cost recognized in relation to the update of the quality service fine due to the application of ENRE Resolution No. 1/2016 (see Notes 23). In addition, our Brazilian subsidiaries Enel Distribución Rio S.A. and Enel Distribución Ceará S.A. have recognized ThUS$44,440, ThUS$50,801 and ThUS$47,275 (as of December 31, 2017, 2016 and 2015, respectively) related to the financial update of legal claims (see Note 23).

(4)	See Note 24.2.b.
(5)

At December 31, 2017, the following are included: Interest from the CAMMESA debt of ThUS$120,898 (ThUS$144,153 and ThUS$135,939 as of December 31, 2016 and 2015 respectively), Bank costs of ThUS$106,079 (ThUS$46,304 and ThUS$80,714 at December 31, 2016 and 2015, respectively), Financial costs from the sale of the porfolio of ThUS$35,246 (ThUS$4,371 at December 31, 2016), Contingencies of ThUS$28,505 (ThUS$20,311 and ThUS$19,856 as of December 31, 2016 and 2015, respectively) and Others of ThUS$53,186 (ThUS$8,252  and ThUS$13,986 as of December 31, 2016 and 2015, respectively).

(*) and (**) The effects on financial results from exchange differences and the application of indexed assets and liabilities are originated from the following:

	For the years ended December 31,
Gains (losses) from Indexed Assets and Liabilities (*)	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Current tax assets and liabilities	-	54	2
Other financial liabilities (financial debt and derivative instruments)	-	(1,028)	(14,155)
Other provisions	-	(58)	-

Total	-	(1,032)	(14,153)

	For the years ended December 31,
Foreign Currency Exchange Differences (**)	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	7,171	15,143	11,157
Other financial assets	117,018	100,338	260,694
Other non-financial assets	4,260	(2,090)	7,630
Trade and other receivables	10,015	10,806	78,671
Current tax assets and liabilities	266	738	-
Other financial liabilities (financial debt and derivative instruments)	(103,890)	(55,203)	(68,517)
Trade and other payables	(30,326)	1,692	(57,064)
Other non-financial liabilities	(11,228)	(12,490)	(36,701)

Total	(6,714)	58,934	195,870

33.	INFORMATION BY SEGMENT

33.1Basis of segmentation

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

The following four operating segments have been aggregated into one combined set of information for the Generation and Transmission Reportable Segment Segment:

Generation and Transmission Reportable Segment:

•	Generation and Transmission Business in Argentina
•	Generation and Transmission Business in Brazil
•	Generation and Transmission Business in Colombia
•	Generation and Transmission Business in Peru

The Generation and Transmission Business is conducted: in Argentina through Enel Trading Argentina (formerly Cemsa), Central Dock Sud, Enel Generación Costanera, and Enel Generación El Chocón; in Brazil through EGP Cachoeira Dourada, Enel CIEN, Enel Brasil, and Fortaleza; in Colombia through Emgesa; and in Peru through Enel Generación Perú and Enel Generación Piura.

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

The Distribution Business is conducted: in Argentina through Edesur; in Brazil through Enel Distribución Río S.A., Enel Distribución Ceará S.A. and CELG; in Colombia through Codensa; and in Peru through Enel Distribución Perú.

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

The information disclosed in the following tables is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of the Group’s finalized in the last quarter of 2016, consolidated financial statements. Based on this context and taking into consideration the corporate reorganization as discussed in Note 6.1, the assets and liabilities related to the Chilean operations are presented as held for distribution to owners, and in the case of income statement accounts, as discontinued operations.

The following tables present details of this information by reportable segment:

33.2Generation and transmission, distribution and others

Line of business	Generation and transmission			Distribution			Holdings, Eliminations and Others			Total
ASSETS	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$
CURRENT ASSETS	1,428,414	1,113,956	5,596,360	2,927,495	1,999,305	3,144,713	189,512	1,662,533	2,402,277	4,545,421	4,775,794	11,143,350
Cash and cash equivalents	598,586	589,898	222,817	576,614	556,639	245,661	297,563	1,542,919	1,200,390	1,472,763	2,689,456	1,668,868
Other current financial assets	74,249	26,377	16,147	26,175	52,266	48,118	9,928	57,613	31,858	110,352	136,256	96,123
Other current non-financial assets	38,310	26,617	37,872	153,932	114,574	101,493	3,274	2,244	4,249	195,516	143,435	143,614
Trade and other current receivables	493,110	322,203	396,437	1,957,233	1,205,881	1,129,727	15,562	10,774	6,070	2,465,905	1,538,858	1,532,234
Current accounts receivable from related parties	167,243	92,472	98,144	9,542	11,527	38,973	(169,382)	(58,379)	(132,094)	7,403	45,620	5,023
Inventories	51,928	48,267	47,406	193,708	50,077	86,157	453	854	291	246,089	99,198	133,854
Current tax assets	4,988	8,122	5,282	10,291	8,341	16,844	32,114	106,508	44,696	47,393	122,971	66,822

Non-current assets or disposal groups held for sale or held for distribution to owners	-	-	4,772,255	-	-	1,477,740	-	-	1,246,817	-	-	7,496,812

NON-CURRENT ASSETS	5,657,523	5,287,479	5,732,400	9,505,116	6,337,519	5,761,654	460,930	450,680	(882,934)	15,623,569	12,075,678	10,611,120
Other non-current financial assets	421,888	1,893	881	1,325,481	1,027,387	688,414	4,898	30	26	1,752,267	1,029,310	689,321
Other non-current non-financial assets	17,198	12,454	13,867	444,258	92,877	77,083	3,045	3,076	18,269	464,501	108,407	109,219
Trade and other non-current receivables	410,793	436,910	437,157	301,768	99,992	124,168	156	310	92	712,717	537,212	561,417
Non-current accounts receivable from related parties	2,641	-	-	255	360	501	(51)	-	-	2,845	360	501
Investments accounted for using the equity method	143,732	136,552	673,597	24	26	692,125	(141,009)	(134,808)	(1,322,126)	2,747	1,770	43,596
Intangible assets other than goodwill	47,866	54,368	47,406	3,624,793	1,748,195	1,314,470	9,820	7,595	20,065	3,682,479	1,810,158	1,381,941
Goodwill	7,443	19,029	141,800	129,200	131,374	108,008	576,532	564,355	375,684	713,175	714,758	625,492
Property, plants and equipment	4,574,513	4,559,524	4,361,364	3,511,532	3,128,104	2,683,800	6,422	5,528	525	8,092,467	7,693,156	7,045,689
Investment properties	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	31,449	66,749	56,328	167,805	109,204	73,085	1,117	4,594	24,531	200,371	180,547	153,944

TOTAL ASSETS	7,085,937	6,401,435	11,328,760	12,432,611	8,336,824	8,906,367	650,442	2,113,213	1,519,343	20,168,990	16,851,472	21,754,470

Line of business	Generation and Transmission			Distribution			Holdings, Eliminations and Others			Total
LIABILITIES AND EQUITY	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$
CURRENT LIABILITIES	1,213,127	1,184,046	3,851,410	3,809,015	2,624,584	2,588,652	(87,807)	13,482	(95,885)	4,934,335	3,822,112	6,344,177
Other current financial liabilities	208,407	228,528	324,251	469,228	510,558	290,253	12,133	14,771	354,114	689,768	753,857	968,618
Trade and other current payables	705,123	589,539	482,585	2,717,887	1,757,230	1,460,325	130,909	125,845	102,860	3,553,919	2,472,614	2,045,770
Current accounts payable to related parties	76,532	144,216	147,246	380,820	169,231	101,571	(232,325)	(146,593)	(94,067)	225,027	166,854	154,750
Other current provisions	89,943	47,415	114,649	178,785	113,960	64,605	1,238	17,891	-	269,966	179,266	179,254
Current tax liabilities	129,088	168,807	128,305	43,312	32,534	34,030	238	126	38,476	172,638	201,467	200,811
Current provisions for employee benefits	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities	4,034	5,541	2,749	18,983	41,071	50,646	-	1,442	1,841	23,017	48,054	55,236

Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	-	-	2,651,625	-	-	587,222	-	-	(499,109)	-	-	2,739,738

NON-CURRENT LIABILITIES	2,331,606	2,129,258	1,849,271	4,074,776	2,720,871	2,196,378	549,766	299,492	(167,699)	6,956,148	5,149,621	3,877,950
Other non-current financial liabilities	1,737,988	1,535,408	1,326,229	1,995,344	1,435,752	1,243,801	616,183	608,917	31,210	4,349,515	3,580,077	2,601,240
Trade and other non-current payables	166,614	169,811	137,103	882,795	332,139	250,687	10,929	10,059	11,478	1,060,338	512,009	399,268
Non-current accounts payable to related parties	43,963	19,778	15,047	54,016	314,577	221,329	(97,979)	(334,355)	(236,376)	-	-	-
Other long-term provisions	62,474	78,121	58,977	597,548	270,022	199,686	283	311	220	660,305	348,454	258,883
Deferred tax liabilities	258,472	263,998	255,242	179,957	53,887	49,201	16,882	11,674	22,110	455,311	329,559	326,553
Non-current provisions for employee benefits	36,427	36,429	30,343	349,671	302,038	229,700	2,833	2,886	3,659	388,931	341,353	263,702
Other non-current non-financial liabilities	25,668	25,713	26,330	15,445	12,456	1,974	635	-	-	41,748	38,169	28,304

EQUITY	3,541,204	3,088,131	5,628,079	4,548,820	2,991,369	4,121,337	188,483	1,800,239	1,782,927	8,278,507	7,879,739	11,532,343
Equity attributable to shareholders of Enel Américas	3,541,204	3,088,131	5,628,079	4,548,820	2,991,369	4,121,337	188,483	1,800,239	1,782,927	6,480,471	6,199,634	8,485,622
Issued capital	705,205	1,025,134	2,079,423	2,395,815	843,335	1,211,912	3,662,184	7,154,695	7,389,328	6,763,204	9,023,164	10,680,663
Retained earnings	1,190,570	870,193	3,321,225	(1,003,058)	196,145	1,992,102	3,396,319	2,957,581	496,211	3,583,831	4,023,919	5,809,538
Share premium	38,013	37,697	290,157	63,832	63,307	4,995	(101,845)	(101,004)	(295,152)	-	-	-
Treasury shares	-	-	-	-	-	-	-	(139,630)	-	-	(139,630)	-
Other equity interests	-	-	-	-	-	-	-	-	-	-	-	-
Other reserves	1,607,416	1,155,107	(62,726)	3,092,231	1,888,582	912,328	(6,768,175)	(8,071,403)	(5,807,460)	(3,866,564)	(6,707,819)	(8,004,579)

Non-controlling interests	-	-	-	-	-	-	-	-	-	1,798,036	1,680,105	3,046,721

Total Liabilities and Equity	7,085,937	6,401,435	11,328,760	12,432,611	8,336,824	8,906,367	650,442	2,113,213	1,519,343	20,168,990	16,851,472	21,754,470

The Holdings, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business	Generation			Distribution			Holdings, eliminations and others			Total
STATEMENTS OF PROIT (LOSS)	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
REVENUE AND OTHER OPERATING INCOME	3,019,687	2,710,117	2,649,664	8,355,441	5,704,533	5,942,666	(834,801)	(728,517)	(494,944)	10,540,327	7,686,133	8,097,386
Revenues	2,926,508	2,587,360	2,548,109	7,496,702	5,191,964	5,072,714	(831,620)	(727,865)	(491,490)	9,591,590	7,051,459	7,129,333
Energy sales	2,635,813	2,349,739	2,269,756	6,766,217	4,708,800	4,615,816	(740,629)	(664,020)	(433,277)	8,661,401	6,394,519	6,452,295
Other sales	40,489	39,946	32,266	3,705	3,279	29,820	-	9,087	-	44,194	52,312	62,086
Other services rendered	250,206	197,675	246,087	726,780	479,885	427,078	(90,991)	(72,932)	(58,213)	885,995	604,628	614,952
Other operating income	93,179	122,757	101,555	858,739	512,569	869,952	(3,181)	(652)	(3,454)	948,737	634,674	968,053

RAW MATERIALS AND CONSUMABLES USED	(1,259,326)	(1,137,371)	(1,035,483)	(5,558,629)	(3,510,011)	(3,701,431)	832,843	735,613	495,034	(5,985,112)	(3,911,769)	(4,241,880)
Energy purchases	(651,208)	(456,008)	(359,008)	(4,081,867)	(2,691,685)	(2,980,927)	792,609	705,174	459,398	(3,940,466)	(2,442,519)	(2,880,537)
Fuel consumption	(229,308)	(362,156)	(394,242)	-	-	-	-	-	-	(229,308)	(362,156)	(394,242)
Transportation expenses	(256,279)	(205,494)	(190,332)	(427,099)	(228,321)	(224,639)	49,260	39,718	39,517	(634,118)	(394,097)	(375,454)
Other miscellaneous supplies and services	(122,531)	(113,713)	(91,901)	(1,049,663)	(590,005)	(495,865)	(9,026)	(9,279)	(3,881)	(1,181,220)	(712,997)	(591,647)

CONTRIBUTION MARGIN	1,760,361	1,572,746	1,614,181	2,796,812	2,194,522	2,241,235	(1,958)	7,096	90	4,555,215	3,774,364	3,855,506

Other work performed by the entity and capitalized	8,852	16,140	21,976	164,334	83,202	80,291	-	107	223	173,186	99,449	102,490
Employee benefits expense	(148,095)	(134,919)	(164,730)	(663,005)	(460,414)	(558,543)	(26,884)	(30,769)	(21,634)	(837,984)	(626,102)	(744,907)
Other expenses	(155,034)	(160,338)	(147,461)	(740,660)	(566,978)	(569,227)	(47,462)	(90,059)	(29,488)	(943,156)	(817,375)	(746,176)

GROSS OPERATING RESULT	1,466,084	1,293,629	1,323,966	1,557,481	1,250,332	1,193,756	(76,304)	(113,625)	(50,809)	2,947,261	2,430,336	2,466,913

Depreciation and amortization expense	(238,355)	(208,073)	(224,972)	(410,224)	(265,551)	(265,211)	465	386	589	(648,114)	(473,238)	(489,594)
Impairment (losses) reversals recognized in profit or loss	(11,234)	(34,171)	(7,372)	(68,158)	(116,328)	(53,320)	(356)	(6,579)	(116)	(79,748)	(157,078)	(60,808)

OPERATING INCOME	1,216,495	1,051,385	1,091,622	1,079,099	868,453	875,225	(76,195)	(119,818)	(50,336)	2,219,399	1,800,020	1,916,511

FINANCIAL RESULT	(94,751)	(148,574)	152,533	(507,181)	(387,234)	(149,502)	19,526	98,042	40,174	(582,406)	(438,798)	43,205
Financial income	79,906	66,787	134,460	187,234	156,186	271,009	26,703	53,484	44,761	293,843	276,457	450,230
Cash and cash equivalents	63,188	56,649	131,827	31,585	40,476	13,455	28,366	53,195	44,595	123,139	150,320	189,877
Other financial income	16,718	10,138	2,633	155,649	115,710	257,554	(1,663)	289	166	170,704	126,137	260,353
Financial costs	(204,080)	(249,348)	(167,276)	(686,078)	(548,544)	(420,723)	20,623	24,735	(14,896)	(869,535)	(773,157)	(588,742)
Bank borrowings	(13,912)	(24,236)	(23,444)	(83,583)	(58,090)	(31,228)	-	(2,427)	(4,776)	(97,495)	(84,753)	(59,448)
Secured and unsecured obligations	(108,597)	(139,650)	(123,479)	(81,263)	(99,776)	(138,418)	(25,976)	(45,416)	(11,901)	(215,836)	(284,842)	(273,798)
Other	(81,571)	(85,462)	(20,353)	(521,232)	(390,678)	(251,079)	46,599	72,578	15,936	(556,204)	(403,562)	(255,496)
Gains (losses) from indexed assets and liabilities	-	-	-	-	-	2	-	(1,032)	(14,155)	-	(1,032)	(14,153)
Foreign currency exchange differences	29,423	33,987	185,349	(8,337)	5,124	212	(27,800)	19,823	10,309	(6,714)	58,934	195,870
Positive	94,049	128,292	335,421	25,537	41,483	14,567	73,053	88,242	70,059	192,639	258,017	420,047
Negative	(64,626)	(94,305)	(150,072)	(33,874)	(36,359)	(14,355)	(100,853)	(68,419)	(59,750)	(199,353)	(199,083)	(224,177)

Share of profit (loss) of associates and joint ventures accounted for using the equity method	1,705	1,788	4,091	-	1,443	1,202	1,605	(525)	(202)	3,310	2,706	5,091
Other gains (losses)	2,813	28,347	(603)	2,532	(16,215)	(9,426)	-	9	-	5,345	12,141	(10,029)
Gain (loss) from other investments	113	-	-	72	(13,704)	-	-	-	-	185	(13,704)	-
Gain (loss) from the sale of property, plants and equipment	2,700	28,347	(603)	2,460	(2,511)	(9,426)	-	9	-	5,160	25,845	(10,029)

Income before tax	1,126,262	932,946	1,247,643	574,450	466,447	717,499	(55,064)	(22,292)	(10,364)	1,645,648	1,376,069	1,954,778

Income tax	(359,599)	(368,682)	(512,601)	(130,254)	(190,768)	(206,732)	(29,281)	27,989	(80,507)	(519,134)	(531,461)	(799,840)

Net income from continuing operations	766,663	564,264	735,042	444,196	275,679	510,767	(84,345)	5,697	(90,871)	1,126,514	844,608	1,154,938
Income from discontinued operations	-	-		-	-		-	170,263	593,118	-	170,263	593,118
NET INCOME	766,663	564,264	735,042	444,196	275,679	510,767	(84,345)	175,960	502,247	1,126,514	1,014,871	1,748,056

Net income attributable to:	766,663	564,264	735,042	444,196	275,679	510,767	(84,345)	175,960	502,247	1,126,514	1,014,871	1,748,056
Shareholders of Enel Américas	-	-	-	-	-	-	-	-	-	709,043	566,497	1,010,504
Non-controlling interests	-	-	-	-	-	-	-	-	-	417,471	448,374	737,552

Line of Business	Generation			Distribution			Holdings, eliminations and others			Total
STATEMENT OF CASH FLOWS	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$

Net cash flows from (used in) operating activities	1,095,110	1,303,328	1,678,214	784,223	1,372,654	1,444,309	(9,284)	(143,796)	(184,644)	1,870,049	2,532,186	2,937,879
Net cash flows from (used in) investing activities	(886,371)	(197,018)	(833,468)	(1,122,436)	(800,639)	(1,202,689)	(470,334)	262,699	179,909	(2,479,141)	(734,958)	(1,856,248)
Net cash flows from (used in) financing activities	(329,243)	(798,301)	(1,218,301)	361,865	(296,701)	(344,038)	(621,142)	1,151	(57,032)	(588,520)	(1,093,851)	(1,619,371)

The Holdings, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

33.3Segment information by country

Country	Chile ( Holdings y Others)			Argentina			Brazil			Colombia			Peru			Holdings, eliminations and others			Total
ASSETS	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$
CURRENT ASSETS	265,002	1,692,473	10,147,225	711,201	604,101	471,846	2,519,659	1,377,785	1,113,706	725,442	697,376	524,452	458,183	538,692	346,770	(134,066)	(134,633)	(1,460,649)	4,545,421	4,775,794	11,143,350
Cash and cash equivalents	184,157	1,458,198	1,185,755	242,072	218,180	65,029	470,361	297,395	128,428	354,110	412,057	220,975	222,063	303,626	68,681	-	-	-	1,472,763	2,689,456	1,668,868
Other current financial assets	127	32,660	23,039	412	1,502	977	64,924	97,693	67,830	44,889	4,395	4,277	-	6	-	-	-	-	110,352	136,256	96,123
Other current non-financial assets	577	233	57	17,260	7,197	3,892	154,367	113,027	113,028	7,750	7,247	13,693	15,562	15,731	12,944	-	-	-	195,516	143,435	143,614
Trade and other current receivables	3,592	2,313	1,028	401,460	321,816	304,932	1,616,673	805,492	755,781	268,651	231,556	252,485	175,124	177,552	216,901	405	129	1,107	2,465,905	1,538,858	1,532,234
Current accounts receivable from related parties	68,433	111,030	101,534	28,732	34,972	34,112	43,040	31,509	27,572	1,612	533	2,905	57	2,338	1,820	(134,471)	(134,762)	(162,920)	7,403	45,620	5,023
Inventories	-	-	-	20,813	16,278	56,532	134,991	2,530	1,268	48,424	41,588	30,109	41,861	38,802	45,945	-	-	-	246,089	99,198	133,854
Current tax assets	8,116	88,039	40,164	452	4,156	6,372	35,303	30,139	19,799	6	-	8	3,516	637	479	-	-	-	47,393	122,971	66,822

Non-current assets or disposal groups held-for-sale or held for distribution to owners	-	-	8,795,648	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,298,836)	-	-	7,496,812

NON-CURRENT ASSETS	7,410,770	6,099,917	6,223,607	1,516,003	1,398,526	1,392,811	6,861,342	3,737,451	2,853,766	4,372,366	4,212,950	3,739,444	3,908,055	2,378,445	2,290,620	(8,444,967)	(5,751,611)	(5,889,128)	15,623,569	12,075,678	10,611,120
Other non-current financial assets	-	-	-	27	502	31	1,751,137	1,026,901	688,404	1,103	1,907	867	-	-	19	-	-	-	1,752,267	1,029,310	689,321
Other non-current non-financial assets	2,403	2,403	13,813	4,429	3,115	5,530	448,886	96,619	85,484	7,158	6,192	4,761	-	-	-	1,625	78	(369)	464,501	108,407	109,219
Trade and other non-current receivables	124	239	-	401,725	414,748	432,757	273,768	88,549	114,837	37,100	33,676	13,823	-	-	-	-	-	-	712,717	537,212	561,417
Non-current accounts receivable from related parties	375,000	51,773	-	255	1,930	501	57,512	53,148	49,122	-	-	-	-	-	-	(429,922)	(106,491)	(49,122)	2,845	360	501
Investments accounted for using the equity method	7,033,243	6,040,965	6,185,157	35,641	39,106	46,861	-	-	-	10	8	41,537	1,527,055	131,244	110,219	(8,593,202)	(6,209,553)	(6,340,178)	2,747	1,770	43,596
Intangible assets other than goodwill	-	-	-	17,628	7,771	2,677	3,546,462	1,693,544	1,281,993	77,886	72,952	51,549	40,503	35,891	45,722	-	-	-	3,682,479	1,810,158	1,381,941
Goodwill	-	-	-	1,022	1,228	1,508	129,200	131,374	108,008	6,421	6,367	6,035	-	11,434	9,400	576,532	564,355	500,541	713,175	714,758	625,492
Property, plant and equipment	-	-	-	1,004,634	930,126	902,073	504,650	508,256	433,465	4,242,686	4,054,898	3,584,891	2,340,497	2,199,876	2,125,260	-	-	-	8,092,467	7,693,156	7,045,689
Investment properties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	-	4,537	24,637	50,642	-	873	149,727	139,060	92,453	2	36,950	35,981	-	-	-	-	-	-	200,371	180,547	153,944

TOTAL ASSETS	7,675,772	7,792,390	16,370,832	2,227,204	2,002,627	1,864,657	9,381,001	5,115,236	3,967,472	5,097,808	4,910,326	4,263,896	4,366,238	2,917,137	2,637,390	(8,579,033)	(5,886,244)	(7,349,777)	20,168,990	16,851,472	21,754,470

Country	Chile ( Holdings y Others)			Argentina			Brazil			Colombia			Peru			Holdings, eliminations and others			Total
LIABILITIES AND EQUITY	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$
CURRENT LIABILITIES	85,879	875,138	3,118,604	1,211,390	1,018,184	916,598	2,157,536	1,235,136	914,267	942,967	968,178	829,954	487,036	516,645	441,907	49,527	(791,169)	122,847	4,934,335	3,822,112	6,344,177
Other current financial liabilities	11,791	14,771	354,833	2,938	4,816	43,488	305,468	309,902	192,101	267,116	305,209	240,231	102,455	119,159	137,965	-	-	-	689,768	753,857	968,618
Trade and other current payables	35,418	61,530	43,131	956,435	812,547	738,940	1,715,279	771,269	617,628	506,528	485,281	364,538	265,913	298,688	210,540	74,346	43,299	70,993	3,553,919	2,472,614	2,045,770
Current accounts payable to related parties	37,377	780,818	53,141	50,329	37,597	33,333	90,778	97,910	71,570	50,746	60,879	43,481	20,616	24,117	12,092	(24,819)	(834,467)	(58,867)	225,027	166,854	154,750
Other current provisions	1,239	17,893	5	150,497	99,436	42,482	10,594	1,802	3,019	33,779	36,940	109,495	73,857	23,195	24,253	-	-	-	269,966	179,266	179,254
Current tax liabilities	54	126	38,477	51,191	63,788	58,355	32,399	48,513	28,106	84,650	79,474	70,395	4,344	9,566	5,478	-	-	-	172,638	201,467	200,811
Current provisions for employee benefits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities	-	-	-	-	-	-	3,018	5,740	1,843	148	395	1,814	19,851	41,919	51,579	-	-	-	23,017	48,054	55,236

Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	-	-	2,629,017	-	-	-	-	-	-	-	-	-	-	-	—	-	-	110,721	-	-	2,739,738

NON-CURRENT LIABILITIES	618,499	611,803	35,572	610,568	631,950	554,717	3,399,497	1,208,747	1,021,755	1,971,990	1,928,403	1,567,434	812,356	853,839	781,875	(456,762)	(85,121)	(83,403)	6,956,148	5,149,621	3,877,950
Other non-current financial liabilities	607,512	608,917	31,210	48,913	47,945	54,406	1,442,737	667,737	597,824	1,750,429	1,711,301	1,425,527	499,924	544,177	492,273	-	-	-	4,349,515	3,580,077	2,601,240
Trade and other non-current payables	15	-	-	419,106	435,181	350,987	630,011	66,529	36,281	-	-	-	11,206	10,091	12,000	-	208	-	1,060,338	512,009	399,268
Non-current accounts payable to related parties	-	-	-	53,642	54,643	50,173	403,120	30,686	33,230	-	-	-	-	-	-	(456,762)	(85,329)	(83,403)	-	-	-
Other long-term provisions	-	-	-	21,826	17,795	14,848	565,565	249,667	186,178	64,904	74,228	51,452	8,010	6,764	6,405	-	-	-	660,305	348,454	258,883
Deferred tax liabilities	8,140	-	-	37,724	55,453	65,280	130,381	13,010	22,110	18,010	-	-	261,056	261,096	239,163	-	-	-	455,311	329,559	326,553
Non-current provisions for employee benefits	2,832	2,886	4,362	26,960	20,119	19,023	227,048	181,118	146,132	127,565	133,162	90,455	4,526	4,068	3,730	-	-	-	388,931	341,353	263,702
Other non-current non-financial liabilities	-	-	-	2,397	814	—	635	-	-	11,082	9,712	-	27,634	27,643	28,304	-	-	-	41,748	38,169	28,304

EQUITY	6,971,394	6,305,449	13,216,656	405,246	352,493	393,342	3,823,968	2,671,353	2,031,450	2,182,851	2,013,745	1,866,508	3,066,846	1,546,652	1,413,607	(8,171,798)	(5,009,953)	(7,389,221)	8,278,507	7,879,739	11,532,343
Equity attributable to shareholders of Enel Américas	6,971,394	6,305,449	13,216,656	405,246	352,493	393,342	3,823,968	2,671,353	2,031,450	2,182,851	2,013,745	1,866,508	3,066,846	1,546,654	1,413,608	(8,171,798)	(5,009,955)	(7,389,221)	6,480,471	6,199,634	8,485,622
Issued capital	6,763,204	9,419,457	14,160,864	234,050	236,232	222,004	2,048,181	429,110	305,089	224,006	222,163	210,448	1,657,365	762,163	682,138	(4,163,602)	(2,045,961)	(4,899,880)	6,763,204	9,023,164	10,680,663
Retained earnings	3,449,803	3,324,995	6,546,141	274,033	243,887	34,542	414,775	301,696	203,163	484,805	352,979	454,417	148,516	53,825	93,861	(1,188,101)	(253,463)	(1,522,586)	3,583,831	4,023,919	5,809,538
Share premium	-	-	290,885	-	-	-	902,102	917,280	754,134	101,771	100,933	4,198	1,874	72	70	(1,005,747)	(1,018,285)	(1,049,287)	-	-	-
Treasury shares	-	(139,630)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(139,630)	-
Other equity interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other reservers	(3,241,613)	(6,299,373)	(7,781,234)	(102,837)	(127,626)	136,796	458,910	1,023,267	769,064	1,372,269	1,337,670	1,197,445	1,259,091	730,594	637,539	(1,814,348)	(1,692,246)	82,532	(3,866,564)	(6,707,819)	(8,004,579)

Non-controlling interests	-			-			-			-			-			-			1,798,036	1,680,105	3,046,721

Total Liabilities and Equity	7,675,772	7,792,390	16,370,832	2,227,204	2,002,627	1,864,657	9,381,001	5,115,236	3,967,472	5,097,808	4,910,326	4,263,896	4,366,238	2,917,137	2,637,390	(8,579,033)	(5,886,244)	(7,349,777)	20,168,990	16,851,472	21,754,470

The Holdings, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Country	Chile ( Holdings y Others)			Argentina			Brazil			Colombia			Peru			Holdings, eliminations and others			Total
STATEMENTS OF PROIT (LOSS)	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
REVENUE AND OTHER OPERATING INCOME	4	11,232	6,639	1,573,980	1,287,076	1,248,440	5,171,570	2,780,106	3,075,186	2,389,444	2,267,728	2,395,088	1,405,329	1,339,991	1,378,712	-	-	(6,679)	10,540,327	7,686,133	8,097,386
Revenues	-	9,527	6,633	1,535,929	1,156,870	665,622	4,324,705	2,299,916	2,722,834	2,371,065	2,250,482	2,369,888	1,359,891	1,334,664	1,371,009	-	-	(6,653)	9,591,590	7,051,459	7,129,333
Energy sales	-	-	-	1,480,123	1,095,307	579,023	3,879,790	2,076,814	2,484,988	2,133,884	2,044,231	2,162,523	1,167,604	1,178,167	1,225,761	-	-	-	8,661,401	6,394,519	6,452,295
Other sales	-	9,087	-	194	206	703	1,855	2,107	24,550	20,466	14,839	11,468	21,679	26,073	25,365	-	-	-	44,194	52,312	62,086
Other services rendered	-	440	6,633	55,612	61,357	85,896	443,060	220,995	213,296	216,715	191,412	195,897	170,608	130,424	119,883	-	-	(6,653)	885,995	604,628	614,952
Other operating income	4	1,705	6	38,051	130,206	582,818	846,865	480,190	352,352	18,379	17,246	25,200	45,438	5,327	7,703	-	-	(26)	948,737	634,674	968,053

RAW MATERIALS AND CONSUMABLES USED	-	(4,191)	-	(765,851)	(536,670)	(317,258)	(3,540,939)	(1,671,949)	(2,116,847)	(955,902)	(970,510)	(1,110,727)	(722,420)	(728,449)	(697,048)	-	-	-	(5,985,112)	(3,911,769)	(4,241,880)
Energy purchases	-	-	-	(619,314)	(396,487)	(239,910)	(2,359,632)	(1,034,768)	(1,515,672)	(529,504)	(570,987)	(714,737)	(434,666)	(443,189)	(414,958)	2,650	2,912	4,740	(3,940,466)	(2,442,519)	(2,880,537)
Fuel consumption	-	-	-	(4,074)	(72,647)	(60,313)	(70,470)	(73,718)	(94,128)	(30,789)	(69,912)	(96,207)	(123,975)	(145,879)	(143,594)	-	-	-	(229,308)	(362,156)	(394,242)
Transportation expenses	-	-	-	(15,926)	(4,889)	(2,450)	(279,332)	(112,922)	(114,328)	(244,492)	(201,149)	(187,579)	(91,718)	(72,225)	(66,357)	(2,650)	(2,912)	(4,740)	(634,118)	(394,097)	(375,454)
Other miscellaneous supplies and services	-	(4,191)	-	(126,537)	(62,647)	(14,585)	(831,505)	(450,541)	(392,719)	(151,117)	(128,462)	(112,204)	(72,061)	(67,156)	(72,139)	-	-	-	(1,181,220)	(712,997)	(591,647)

CONTRIBUTION MARGIN	4	7,041	6,639	808,129	750,406	931,182	1,630,631	1,108,157	958,339	1,433,542	1,297,218	1,284,361	682,909	611,542	681,664	-	-	(6,679)	4,555,215	3,774,364	3,855,506

Other work performed by the entity and capitalized	-	-	-	75,737	53,810	59,036	69,089	25,607	15,526	19,386	13,097	14,958	8,974	6,935	7,423	-	-	5,547	173,186	99,449	102,490
Employee benefits expense	(8,070)	(14,931)	(9,466)	(370,729)	(330,358)	(432,195)	(306,267)	(141,745)	(152,209)	(89,244)	(76,304)	(87,953)	(63,674)	(62,764)	(63,084)	-	-	-	(837,984)	(626,102)	(744,907)
Other expenses	(21,316)	(50,535)	(13,106)	(185,752)	(166,111)	(244,495)	(486,694)	(347,940)	(269,813)	(160,646)	(134,369)	(131,121)	(88,768)	(118,420)	(88,774)	20	-	1,133	(943,156)	(817,375)	(746,176)

GROSS OPERATING RESULT	(29,382)	(58,425)	(15,933)	327,385	307,747	313,528	906,759	644,079	551,843	1,203,038	1,099,642	1,080,245	539,441	437,293	537,229	20	-	1	2,947,261	2,430,336	2,466,913

Depreciation and amortization expense	-	(213)	-	(78,353)	(61,939)	(73,566)	(270,611)	(148,606)	(142,930)	(177,419)	(149,469)	(150,608)	(121,731)	(113,011)	(122,490)	-	-	-	(648,114)	(473,238)	(489,594)
Impairment (losses) reversals recognized in profit or loss	-	(1,580)	-	15,605	(13,688)	(3,496)	(76,255)	(104,225)	(47,395)	(2,962)	(35,530)	(290)	(16,136)	(2,055)	(9,627)		-	-	(79,748)	(157,078)	(60,808)

OPERATING INCOME	(29,382)	(60,218)	(15,933)	264,637	232,120	236,466	559,893	391,248	361,518	1,022,657	914,643	929,347	401,574	322,227	405,112	20	-	1	2,219,399	1,800,020	1,916,511

FINANCIAL RESULT	(3,438)	28,745	(2,465)	(145,441)	(153,569)	199,500	(225,126)	(82,448)	1,082	(174,979)	(197,153)	(102,868)	(33,422)	(34,373)	(52,044)	-	-	-	(582,406)	(438,798)	43,205
Financial income	29,595	50,037	35,260	87,760	62,337	215,472	179,316	140,421	181,373	19,371	23,942	15,331	9,138	6,816	6,577	(31,337)	(7,096)	(3,783)	293,843	276,457	450,230
Cash and cash equivalents	8,207	44,463	35,220	61,757	51,545	117,463	32,537	31,030	24,409	13,297	20,015	9,767	7,341	3,267	3,018	-	-	-	123,139	150,320	189,877
Other financial income	21,388	5,574	40	26,003	10,792	98,009	146,779	109,391	156,964	6,074	3,927	5,564	1,797	3,549	3,559	(31,337)	(7,096)	(3,783)	170,704	126,137	260,353
Financial costs	(38,662)	(37,471)	(36,163)	(265,443)	(248,774)	(170,180)	(361,158)	(232,179)	(217,643)	(193,550)	(221,529)	(120,430)	(42,059)	(40,086)	(48,109)	31,337	6,882	3,783	(869,535)	(773,157)	(588,742)
Bank borrowings	-	(1)	(1)	(136)	(2,196)	(9,822)	(65,154)	(49,349)	(27,121)	(25,090)	(24,726)	(13,130)	(7,115)	(8,481)	(9,374)	-	-	-	(97,495)	(84,753)	(59,448)
Secured and unsecured obligations	(25,977)	(23,567)	(21,453)	-	-	-	(35,259)	(58,201)	(75,560)	(138,469)	(176,995)	(149,924)	(16,131)	(26,079)	(26,861)	-	-	-	(215,836)	(284,842)	(273,798)
Other	(12,685)	(13,903)	(14,709)	(265,307)	(246,578)	(160,358)	(260,745)	(124,629)	(114,962)	(29,991)	(19,808)	42,624	(18,813)	(5,526)	(11,874)	31,337	6,882	3,783	(556,204)	(403,562)	(255,496)
Gains (losses) from indexed assets and liabilities	-	(1,032)	(14,153)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,032)	(14,153)
Foreign currency exchange differences	5,629	17,211	12,591	32,242	32,868	154,208	(43,284)	9,310	37,352	(800)	434	2,231	(501)	(1,103)	(10,512)	-	214	-	(6,714)	58,934	195,870
Positive	81,484	79,742	93,269	72,910	81,643	295,711	64,474	70,012	78,993	4,435	6,220	5,245	17,331	37,217	5,248	(47,995)	(16,817)	(58,419)	192,639	258,017	420,047
Negative	(75,855)	(62,531)	(80,678)	(40,668)	(48,775)	(141,503)	(107,758)	(60,702)	(41,641)	(5,235)	(5,786)	(3,014)	(17,832)	(38,320)	(15,760)	47,995	17,031	58,419	(199,353)	(199,083)	(224,177)

Share of profit (loss) of associates and joint ventures accounted for using the equity method	1,605	(525)	(203)	1,705	1,788	4,144	-	-	-	-	1,443	1,150	-	-	-	-	-		3,310	2,706	5,091
Other gains (losses)	-	10	-	230	(43)	(482)	954	(1,232)	(10,323)	474	(15,002)	(365)	3,687	28,408	1,140	-	-	-	5,345	12,141	(10,030)
Gain (loss) from other investments	-	-	-	168	56	-	-	-	-	-	(13,760)	-	17	-	-	-	-	-	185	(13,704)	-
Gain (loss) from the sale of property, plants and equipment	-	10	-	62	(99)	(482)	954	(1,232)	(10,323)	474	(1,242)	(365)	3,670	28,408	1,140	-	-	-	5,160	25,845	(10,030)

Income before tax	(31,215)	(31,988)	(18,601)	121,131	80,296	439,628	335,721	307,568	352,277	848,152	703,931	827,264	371,839	316,262	354,208	20	-	-	1,645,648	1,376,069	1,954,777

Income tax	(28,109)	17,832	(143,204)	27,183	(44,673)	(121,281)	(66,666)	(69,565)	(112,647)	(336,689)	(292,755)	(314,401)	(114,853)	(142,300)	(108,307)	-	-	-	(519,134)	(531,461)	(799,840)

Net income from continuing operations	(59,324)	(14,156)	(161,805)	148,314	35,623	318,347	269,055	238,004	239,630	511,463	411,176	512,863	256,986	173,962	245,901	20	-	-	1,126,514	844,608	1,154,937
Income from discontinued operations	-	170,263	593,118	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	170,263	593,118
NET INCOME	(59,324)	156,107	431,313	148,314	35,623	318,347	269,055	238,004	239,630	511,463	411,176	512,863	256,986	173,962	245,901	20	-	-	1,126,514	1,014,871	1,748,055

Net income attributable to:	(59,324)	156,107	431,313	148,314	35,623	318,347	269,055	238,004	239,630	511,463	411,176	512,863	256,986	173,962	245,901	20	-	-	1,126,514	1,014,871	1,748,055
Shareholders of Enel Américas	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	709,043	566,497	1,010,504
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	417,471	448,374	737,552

Line of Business	Chile ( Holdings y Others)			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF CASH FLOWS	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$

Net cash flows from (used in) operating activities	23,174	115,344	840,010	209,757	328,608	534,265	371,425	765,662	406,647	898,396	874,110	748,196	334,592	446,371	422,962	32,705	2,091	(14,201)	1,870,049	2,532,186	2,937,879
Net cash flows from (used in) investing activities	(982,614)	487,375	61,524	(122,760)	(157,218)	(439,031)	(1,809,287)	(404,148)	(407,048)	(390,586)	(318,358)	(415,371)	(1,085,017)	(78,024)	(239,751)	1,911,123	(264,585)	(416,571)	(2,479,141)	(734,958)	(1,856,248)
Net cash flows from (used in) financing activities	(319,794)	(628,712)	(922,212)	(17,354)	12,592	(43,321)	1,608,280	(233,539)	(119,763)	(575,395)	(372,210)	(649,864)	659,599	(134,402)	(314,866)	(1,943,856)	262,420	430,655	(588,520)	(1,093,851)	(1,619,371)

The Holdings, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

33.4Generation and Transmission, and Distribution by Country

a)	Generation and transmission

Line of business	Generation and Transmission
Country	Chile			Argentina			Brazil			Colombia			Peru			Holdings, eliminations and others			Total
ASSETS	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$
CURRENT ASSETS	-	-	7,344,864	316,209	227,115	202,477	437,446	261,607	154,309	327,200	289,711	243,548	412,379	393,618	243,308	(64,820)	(58,095)	(2,592,146)	1,428,414	1,113,956	5,596,360
Cash and cash equivalents	-	-	19,328	140,455	63,552	30,295	136,694	83,978	31,311	179,828	206,192	94,260	141,609	236,176	47,623	-	-	-	598,586	589,898	222,817
Other current financial assets	-	-	3,730	-	-	-	45,592	22,053	8,201	28,657	4,318	4,216	-	6	-	-	-	-	74,249	26,377	16,147
Other current non-financial assets	-	-	-	9,828	2,161	2,054	13,298	10,437	16,034	4,262	3,201	11,000	10,922	10,818	8,784	-	-	-	38,310	26,617	37,872
Trade and other current receivables	-	-	22	132,918	118,746	129,379	167,176	77,187	39,170	96,775	61,277	112,904	96,881	65,034	114,667	(640)	(41)	295	493,110	322,203	396,437
Current accounts receivable from related parties	-	-	40,108	29,225	35,124	34,061	72,251	63,554	57,287	668	108	10,278	129,279	51,740	39,430	(64,180)	(58,054)	(83,020)	167,243	92,472	98,144
Inventories	-	-	-	3,331	3,376	3,812	474	482	27	17,004	14,615	10,882	31,119	29,794	32,685	-	-	-	51,928	48,267	47,406
Current tax assets	-	-	-	452	4,156	2,876	1,961	3,916	2,279	6	-	8	2,569	50	119	-	-	-	4,988	8,122	5,282

Non-current assets or disposal groups held for sale or held for distribution to owners	-	-	7,281,676	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,509,421)	-	-	4,772,255

NON-CURRENT ASSETS	-	-	47	656,379	697,229	724,521	1,024,938	627,706	531,396	2,703,618	2,719,145	2,545,665	1,305,808	1,278,233	1,272,007	(33,220)	(34,834)	658,764	5,657,523	5,287,479	5,732,400
Other non-current financial assets	-	-	-	-	-	-	420,794	-	-	1,094	1,893	863	-	-	18	-	-	-	421,888	1,893	881
Other non-current non-financial assets	-	-	-	4,117	2,740	5,070	8,973	7,510	7,265	2,483	2,125	1,532	-	-	-	1,625	79	-	17,198	12,454	13,867
Trade and other non-current receivables	-	-	-	391,831	412,885	424,015	13,045	13,633	10,407	5,917	10,392	2,735	-	-	-	-	-	-	410,793	436,910	437,157
Non-current accounts receivable from related parties	-	-	-	-	1,570	-	37,486	33,343	34,390	-	-	-	-	-	-	(34,845)	(34,913)	(34,390)	2,641	-	-
Investments accounted for using the equity method	-	-	-	6,426	3,986	2,934	54,794	55,716	45,807	-	-	-	82,512	76,850	56,560	-	-	568,296	143,732	136,552	673,597
Intangible assets other than goodwill	-	-	-	26	41	63	5,665	4,768	3,334	24,900	33,432	28,417	17,275	16,127	15,592	-	-	-	47,866	54,368	47,406
Goodwill	-	-	-	1,022	1,227	1,508	-	-	-	6,421	6,368	6,034	-	11,434	9,400	-	-	124,858	7,443	19,029	141,800
Property, plant and equipment	-	-	-	252,934	274,780	290,058	452,757	478,268	400,387	2,662,801	2,632,654	2,480,482	1,206,021	1,173,822	1,190,437	-	-	-	4,574,513	4,559,524	4,361,364
Investment properties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	-	-	47	23	-	873	31,424	34,468	29,806	2	32,281	25,602	-	-	-	-	-	-	31,449	66,749	56,328

TOTAL ASSETS	-	-	7,344,911	972,588	924,344	926,998	1,462,384	889,313	685,705	3,030,818	3,008,856	2,789,213	1,718,187	1,671,851	1,515,315	(98,040)	(92,929)	(1,933,382)	7,085,937	6,401,435	11,328,760

Line of business	Generation and Transmission
Country	Chile			Argentina			Brazil			Colombia			Peru			Holdings, eliminations and others			Total
LIABILITIES AND EQUITY	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	01-01-2016 ThUS$
CURRENT LIABILITIES	-	-	2,574,817	293,504	276,767	308,918	308,086	241,874	178,472	399,795	422,986	492,450	247,092	269,797	210,586	(35,350)	(27,378)	86,167	1,213,127	1,184,046	3,851,410
Other current financial liabilities	-	-	588	2,938	4,816	42,746	5,336	2,721	2,419	154,957	154,243	190,953	45,176	66,748	87,545	-	-	-	208,407	228,528	324,251
Trade and other current payables	-	-	224	201,191	161,529	171,789	248,669	111,838	66,548	129,807	154,366	125,867	125,326	161,838	94,434	130	(32)	23,723	705,123	589,539	482,585
Current accounts payable to related parties	-	-	2	48,483	36,651	32,164	18,663	74,505	81,399	30,053	38,444	32,285	14,813	21,962	16,574	(35,480)	(27,346)	(15,178)	76,532	144,216	147,246
Other current provisions		-	-	-	11,060	3,864	-	-	-	30,940	27,915	101,920	59,003	8,440	8,865	-	-	-	89,943	47,415	114,649
Current tax liabilities		-	-	40,892	62,711	58,355	32,399	48,513	28,106	54,038	48,018	40,221	1,759	9,565	1,623	-	-	-	129,088	168,807	128,305
Current provisions for employee benefits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities		-	-	-	-	-	3,019	4,297	-	-	-	1,204	1,015	1,244	1,545	-	-	-	4,034	5,541	2,749

Liabilities associated with assets or disposal groups held for sale or distribution to owners	-	-	2,574,003	-	-	-	-	-	-	-	-	-	-	-	-	-	-	77,622	-	-	2,651,625

NON-CURRENT LIABILITIES	-	-	281	312,456	332,784	308,340	385,093	42,108	48,131	1,335,486	1,418,041	1,170,424	361,261	401,876	390,451	(62,690)	(65,551)	(68,356)	2,331,606	2,129,258	1,849,271
Other non-current financial liabilities	-	-	-	48,913	47,945	54,406	324,117	4,082	4,243	1,247,200	1,323,350	1,100,457	117,758	160,031	167,123	-	-	-	1,737,988	1,535,408	1,326,229
Trade and other non-current payables	-	-	-	165,993	169,187	133,003	621	624	4,100	-	-	-	-	-	0	-	-	-	166,614	169,811	137,103
Non-current accounts payable to related parties	-	-	-	53,642	54,643	50,173	53,011	30,686	33,230	-	-	-	-	-	0	(62,690)	(65,551)	(68,356)	43,963	19,778	15,047
Other long-term provisions	-	-	-	-	-	-	6,817	6,716	6,558	48,136	65,102	46,456	7,521	6,303	5,963	-	-	-	62,474	78,121	58,977
Deferred tax liabilities	-	-	-	37,724	55,453	65,279	527	-	-	11,428	-	-	208,793	208,545	189,963	-	-	-	258,472	263,998	255,242
Non-current provisions for employee benefits	-	-	281	6,184	5,556	5,479	-	-	-	28,722	29,589	23,511	1,521	1,284	1,072	-	-	-	36,427	36,429	30,343
Other non-current non-financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	25,668	25,713	26,330	-	-	-	25,668	25,713	26,330

EQUITY	-	-	4,769,813	366,628	314,793	309,740	769,205	605,331	459,102	1,295,537	1,167,829	1,126,339	1,109,834	1,000,178	914,278	-	-	(1,951,193)	3,541,204	3,088,131	5,628,079
Equity attributable to shareholders of Enel Américas	-	-	4,769,813	366,628	314,793	309,740	769,205	605,331	459,102	1,295,537	1,167,829	1,126,339	1,109,834	1,000,178	914,278	-	-	(1,951,193)	3,541,204	3,088,131	5,628,079
Issued capital	-	-	2,874,877	162,708	150,473	116,686	322,118	154,444	126,975	219,488	217,682	206,288	891	502,535	455,147	-	-	(1,700,550)	705,205	1,025,134	2,079,423
Retained earnings	-	-	2,431,339	315,019	301,881	69,257	322,261	296,140	188,942	323,370	218,813	306,914	229,920	53,359	68,920	-	-	255,853	1,190,570	870,193	3,321,225
Share premium	-	-	290,088	-	-	-	-	-	-	37,939	37,627	-	74	70	69	-	-	-	38,013	37,697	290,157
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other equity interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other reserves	-	-	(826,491)	(111,099)	(137,561)	123,797	124,826	154,747	143,185	714,740	693,707	613,137	878,949	444,214	390,142	-	-	(506,496)	1,607,416	1,155,107	(62,726)

Non-controlling interests	-	-	-	-	-	-	-			-			-	-	-	-	-	-	-	-	-

TOTAL LIABILITIES AND EQUITY	-	-	7,344,911	972,588	924,344	926,998	1,462,384	889,313	685,705	3,030,818	3,008,856	2,789,213	1,718,187	1,671,851	1,515,315	(98,040)	(92,929)	(1,933,382)	7,085,937	6,401,435	11,328,760

The Holdings, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business	Generation and Transmission
Country	Chile ( Holdings y Others)			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENTS OF PROIT (LOSS)	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
REVENUE AND OTHER OPERATING INCOME	-	-	-	299,771	307,022	324,016	829,715	572,463	467,123	1,159,788	1,151,866	1,189,486	730,413	678,766	668,825	-	-	214	3,019,687	2,710,117	2,649,664
Revenues	-	-	-	288,760	217,309	240,334	796,792	550,034	467,123	1,151,492	1,142,581	1,175,582	689,464	677,436	664,838	-	-	232	2,926,508	2,587,360	2,548,109
Energy sales	-	-	-	288,568	217,294	180,331	709,105	473,330	382,765	1,132,015	1,127,716	1,164,303	506,125	531,399	542,357	-	-	-	2,635,813	2,349,739	2,269,756
Other sales	-	-	-	-	-	-	-	-	-	19,300	14,677	11,136	21,189	25,269	21,130	-	-	-	40,489	39,946	32,266
Other services rendered	-	-	-	192	15	60,003	87,687	76,704	84,358	177	188	143	162,150	120,768	101,351	-	-	232	250,206	197,675	246,087
Other operating income	-	-	-	11,011	89,713	83,682	32,923	22,429	-	8,296	9,285	13,904	40,949	1,330	3,987	-	-	(18)	93,179	122,757	101,555

RAW MATERIALS AND CONSUMABLES USED	-	-	-	(25,389)	(88,050)	(76,878)	(490,159)	(268,643)	(200,747)	(396,302)	(433,625)	(491,310)	(347,476)	(347,053)	(266,548)	-	-	-	(1,259,326)	(1,137,371)	(1,035,483)
Energy purchases	-	-	-	(1,374)	(1,240)	(2,260)	(393,265)	(166,195)	(87,544)	(165,039)	(195,204)	(247,838)	(94,180)	(96,281)	(26,106)	2,650	2,912	4,740	(651,208)	(456,008)	(359,008)
Fuel consumption	-	-	-	(4,074)	(72,647)	(60,313)	(70,470)	(73,718)	(94,128)	(30,789)	(69,912)	(96,207)	(123,975)	(145,879)	(143,594)	-	-	-	(229,308)	(362,156)	(394,242)
Transportation expenses	-	-	-	(7,389)	(3,687)	(1,349)	(26,226)	(20,268)	(19,041)	(128,296)	(106,375)	(98,613)	(91,718)	(72,252)	(66,589)	(2,650)	(2,912)	(4,740)	(256,279)	(205,494)	(190,332)
Other miscellaneous supplies and services	-	-	-	(12,552)	(10,476)	(12,956)	(198)	(8,462)	(34)	(72,178)	(62,134)	(48,652)	(37,603)	(32,641)	(30,259)	-	-	-	(122,531)	(113,713)	(91,901)

CONTRIBUTION MARGIN	-	-	-	274,382	218,972	247,138	339,556	303,820	266,376	763,486	718,241	698,176	382,937	331,713	402,277	-	-	214	1,760,361	1,572,746	1,614,181

Other work performed by the entity and capitalized	-	-	-	6,300	13,637	6,033	903	1,135	1,572	910	1,142	8,164	739	226	659	-	-	5,548	8,852	16,140	21,976
Employee benefits expense	-	-	-	(73,209)	(67,799)	(85,871)	(18,426)	(15,547)	(17,946)	(27,270)	(23,606)	(31,836)	(29,190)	(27,967)	(28,454)	-	-	(623)	(148,095)	(134,919)	(164,730)
Other expenses	-	-	-	(36,680)	(28,608)	(35,724)	(20,404)	(18,432)	(16,189)	(55,117)	(49,095)	(45,148)	(42,833)	(64,203)	(47,977)	-	-	(2,423)	(155,034)	(160,338)	(147,461)

GROSS OPERATING RESULT	-	-	-	170,793	136,202	131,576	301,629	270,976	233,813	682,009	646,682	629,356	311,653	239,769	326,505	-	-	-	1,466,084	1,293,629	1,323,966

Depreciation and amortization expense	-	-	-	(55,942)	(45,224)	(53,359)	(38,863)	(30,753)	(32,854)	(71,196)	(62,886)	(59,734)	(72,354)	(69,210)	(79,025)	-	-	-	(238,355)	(208,073)	(224,972)
Impairment (losses) reversals recognized in profit or loss	-	-	-	(28)	(51)	-	(725)	(580)	(20)	145	(33,540)	(167)	(10,626)	-	(7,185)	-	-	-	(11,234)	(34,171)	(7,372)

OPERATING INCOME	-	-	-	114,823	90,927	78,217	262,041	239,643	200,939	610,958	550,256	569,455	228,673	170,559	240,295	-	-	-	1,216,495	1,051,385	1,091,622

FINANCIAL RESULT	-	-	-	26,873	7,811	203,567	7,262	(759)	34,092	(119,198)	(145,270)	(60,899)	(9,688)	(10,356)	(25,037)	-	-	810	(94,751)	(148,574)	152,533
Financial income	-	-	-	49,282	34,950	115,248	24,201	15,493	15,547	9,160	15,273	5,073	6,143	3,028	1,483	(8,880)	(1,957)	(2,891)	79,906	66,787	134,460
Cash and cash equivalents	-	-	-	39,533	31,917	115,100	12,022	8,788	10,894	7,361	14,112	4,494	4,272	1,832	1,219	-	-	120	63,188	56,649	131,827
Other financial income	-	-	-	9,749	3,033	148	12,179	6,705	4,653	1,799	1,161	579	1,871	1,196	264	(8,880)	(1,957)	(3,011)	16,718	10,138	2,633
Financial costs	-	-	-	(51,507)	(60,727)	(61,677)	(19,284)	(17,230)	(17,811)	(128,201)	(161,273)	(67,336)	(13,968)	(12,075)	(18,687)	8,880	1,957	(1,765)	(204,080)	(249,348)	(167,276)
Bank borrowings	-	-	-	(89)	(2,123)	(8,154)	(3,075)	(577)	(440)	(9,755)	(16,467)	(13,130)	(993)	(5,069)	(6,495)	-	-	4,775	(13,912)	(24,236)	(23,444)
Secured and unsecured obligations	-	-	-	-	-	-	-	-	-	(106,116)	(135,420)	(109,136)	(2,481)	(4,230)	(4,792)	-	-	(9,551)	(108,597)	(139,650)	(123,479)
Other	-	-	-	(51,418)	(58,604)	(53,523)	(16,209)	(16,653)	(17,371)	(12,330)	(9,386)	54,930	(10,494)	(2,776)	(7,400)	8,880	1,957	3,011	(81,571)	(85,462)	(20,353)
Gains (losses) from indexed assets and liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency exchange differences	-	-	-	29,098	33,588	149,996	2,345	978	36,356	(157)	730	1,364	(1,863)	(1,309)	(7,833)	-	-	5,466	29,423	33,987	185,349
Positive	-	-	-	68,622	79,263	287,630	20,108	25,341	67,850	3,320	3,882	2,865	14,109	32,753	3,376	(12,110)	(12,947)	(26,300)	94,049	128,292	335,421
Negative	-	-	-	(39,524)	(45,675)	(137,634)	(17,763)	(24,363)	(31,494)	(3,477)	(3,152)	(1,501)	(15,972)	(34,062)	(11,209)	12,110	12,947	31,766	(64,626)	(94,305)	(150,072)

Share of profit (loss) of associates and joint ventures accounted for using the equity method	-	-	-	1,705	1,788	4,091	-	-	-	-	-	-	-	-	-	-	-	-	1,705	1,788	4,091
Other gains (losses)	-	-	-	101	(99)	(655)	-	-	-	330	70	(169)	2,382	28,376	221	-	-	-	2,813	28,347	(603)
Gain (loss) from other investments	-	-	-	96	-	-	-	-	-	0	-	-	17	-	-	-	-	-	113	-	-
Gain (loss) from the sale of assets	-	-	-	5	(99)	(655)	-	-	-	330	70	(169)	2,365	28,376	221	-	-	-	2,700	28,347	(603)

Income before tax	-	-	-	143,502	100,427	285,220	269,303	238,884	235,031	492,090	405,056	508,387	221,367	188,579	215,479	-	-	810	1,126,262	932,946	1,247,643

Income tax	-	-	-	(8,618)	(34,156)	(119,917)	(90,718)	(83,272)	(81,268)	(191,743)	(158,133)	(184,738)	(68,520)	(93,121)	(64,640)	-	-	(62,038)	(359,599)	(368,682)	(512,601)

Net income from continuing operations	-	-	-	134,884	66,271	165,303	178,585	155,612	153,763	300,347	246,923	323,649	152,847	95,458	150,839	-	-	(61,228)	766,663	564,264	735,042
Income from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	-	-	-	134,884	66,271	165,303	178,585	155,612	153,763	300,347	246,923	323,649	152,847	95,458	150,839	-	-	(61,228)	766,663	564,264	735,042

Country	Chile ( Holdings y Others)			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF CASH FLOWS	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$

Net cash flows from (used in) operating activities	-	218,464	689,525	140,035	64,075	162,102	247,841	229,293	181,725	511,544	520,340	388,784	195,690	271,229	260,076	-	(73)	(3,998)	1,095,110	1,303,328	1,678,214
Net cash flows from (used in) investing activities	-	(67,239)	(201,940)	(20,172)	(34,031)	(120,123)	(454,441)	(26,028)	(7,043)	(127,976)	(110,432)	(243,424)	(283,782)	40,712	(86,304)	-	-	(174,634)	(886,371)	(197,018)	(833,468)
Net cash flows from (used in) financing activities	-	(225,540)	(490,003)	(17,305)	13,374	(30,843)	264,451	(160,599)	(244,080)	(413,466)	(301,913)	(396,892)	(162,923)	(123,623)	(234,999)	-	-	178,516	(329,243)	(798,301)	(1,218,301)

The Holdings, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

b)	Distribution

Line of business	Distribution
Country	Chile			Argentina			Brazil			Colombia			Peru			Holdings, eliminations and others			Total
ASSETS	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS	-	-	1,505,236	396,740	378,240	269,575	1,958,520	1,014,800	919,994	402,852	411,323	292,262	169,383	197,936	163,867	-	(2,994)	(6,221)	2,927,495	1,999,305	3,144,713
Cash and cash equivalents	-	-	15,060	101,615	154,626	34,732	220,764	128,761	48,290	174,282	205,864	126,714	79,953	67,388	20,865	-	-	-	576,614	556,639	245,661
Other current financial assets	-	-	266	412	1,502	977	9,531	50,687	46,812	16,232	77	63	-	-	-	-	-	-	26,175	52,266	48,118
Other current non-financial assets	-	-	-	7,365	4,955	1,776	139,197	100,707	92,878	3,488	4,048	2,693	3,882	4,864	4,146	-	-	-	153,932	114,574	101,493
Trade and other current receivables	-	-	-	268,542	203,070	175,542	1,443,683	724,459	716,125	171,876	170,280	139,581	73,132	108,073	98,405	-	(1)	74	1,957,233	1,205,881	1,129,727
Current accounts receivable from related parties	-	-	11,559	1,324	1,185	338	990	779	2,203	5,554	4,081	3,984	1,674	8,475	27,181	-	(2,993)	(6,292)	9,542	11,527	38,973
Inventories	-	-	-	17,482	12,902	52,721	134,064	1,194	949	31,420	26,973	19,227	10,742	9,008	13,260	-	-	-	193,708	50,077	86,157
Current tax assets	-	-	608	-	-	3,489	10,291	8,213	12,737	-	-	-	-	128	10	-	-	-	10,291	8,341	16,844

Non-current assets or disposal groups held for sale or held for distribution to owners	-	-	1,477,743	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3)	-	-	1,477,740

NON-CURRENT ASSETS	-	-	650,625	830,423	666,195	624,384	5,849,860	3,132,310	2,341,167	1,668,748	1,493,807	1,193,780	1,156,085	1,045,207	951,698	-	-	-	9,505,116	6,337,519	5,761,654
Other non-current financial assets	-	-	-	27	503	31	1,325,445	1,026,870	688,378	9	14	5	-	-	-	-	-	-	1,325,481	1,027,387	688,414
Other non-current non-financial assets	-	-	-	312	375	460	439,271	88,436	73,395	4,675	4,066	3,228	-	-	-	-	-	-	444,258	92,877	77,083
Trade and other non-current receivables	-	-	-	9,894	1,864	8,742	260,691	74,844	104,337	31,183	23,284	11,089	-	-	-	-	-	-	301,768	99,992	124,168
Non-current accounts receivable from related parties	-	-	-	255	360	501	-	-	-	-	-	-	-	-	-	-	-	-	255	360	501
Investments accounted for using the equity method	-	-	650,567	14	17	21	-	-	-	10	9	41,537	-	-	-	-	-	-	24	26	692,125
Intangible assets other than goodwill	-	-	-	17,602	7,730	2,614	3,533,935	1,683,978	1,274,887	52,986	39,520	23,132	20,270	16,967	13,837	-	-	-	3,624,793	1,748,195	1,314,470
Goodwill	-	-	-	-	-	-	129,200	131,374	108,008	-	-	-	-	-	-	-	-	-	129,200	131,374	108,008
Property, plant and equipment	-	-	-	751,700	655,346	612,015	44,132	22,274	29,515	1,579,885	1,422,244	1,104,409	1,135,815	1,028,240	937,861	-	-	-	3,511,532	3,128,104	2,683,800
Investment properties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	-	-	58	50,619	-	-	117,186	104,534	62,647	-	4,670	10,380	-	-	-	-	-	-	167,805	109,204	73,085

TOTAL ASSETS	-	-	2,155,861	1,227,163	1,044,435	893,959	7,808,380	4,147,110	3,261,161	2,071,600	1,905,130	1,486,042	1,325,468	1,243,143	1,115,565	-	(2,994)	(6,221)	12,432,611	8,336,824	8,906,367

Line of business	Distribution
Country	Chile			Argentina			Brazil			Colombia			Peru			Holdings, eliminations and others			Total
LIABILITIES AND EQUITY	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016	12-31-2017	12-31-2016	´01-01-2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES	-	-	588,668	919,538	742,583	607,793	2,042,695	1,060,975	778,424	547,781	548,849	348,866	299,001	275,171	271,122	-	(2,994)	(6,221)	3,809,015	2,624,584	2,588,652
Other current financial liabilities	-	-	131	-	-	741	299,790	307,181	189,683	112,159	150,965	49,277	57,279	52,412	50,421	-	-	-	469,228	510,558	290,253
Trade and other current payables	-	-	414	754,987	650,715	566,755	1,446,134	640,541	539,801	376,721	330,914	238,671	140,045	135,060	114,684	-	-	-	2,717,887	1,757,230	1,460,325
Current accounts payable to related parties	-	-	896	3,755	2,416	1,679	286,177	111,451	45,921	25,303	26,092	22,555	65,585	32,266	36,741	-	(2,994)	(6,221)	380,820	169,231	101,571
Other current provisions		-	5	150,498	88,375	38,618	10,594	1,802	3,019	2,839	9,026	7,577	14,854	14,757	15,386	-	-	-	178,785	113,960	64,605
Current tax liabilities		-	-	10,298	1,077	-	-	-	-	30,612	31,457	30,175	2,402	-	3,855	-	-	-	43,312	32,534	34,030
Current provisions for employee benefits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities		-	-	-	-	-	-	-	-	147	395	611	18,836	40,676	50,035	-	-	-	18,983	41,071	50,646

Liabilities associated with assets or disposal groups held for sale or distribution to owners	-	-	587,222	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	587,222

NON-CURRENT LIABILITIES	-	-	422	298,112	299,166	246,376	2,699,977	1,469,229	1,172,623	636,504	510,364	397,009	440,183	442,112	379,948	-	-	-	4,074,776	2,720,871	2,196,378
Other non-current financial liabilities	-	-	-	-	-	-	1,109,949	663,655	593,582	503,229	387,951	325,070	382,166	384,146	325,149	-	-	-	1,995,344	1,435,752	1,243,801
Trade and other non-current payables	-	-	-	253,113	265,994	217,984	629,388	65,903	32,180	-	-	-	294	242	523	-	-	-	882,795	332,139	250,687
Non-current accounts payable to related parties	-	-	-	-	-	-	54,016	314,577	221,329	-	-	-	-	-	-	-	-	-	54,016	314,577	221,329
Other long-term provisions	-	-	-	21,826	17,795	14,848	558,465	242,640	179,400	16,768	9,127	4,995	489	460	443	-	-	-	597,548	270,022	199,686
Deferred tax liabilites	-	-	-	-	-	-	121,112	1,336	-	6,582	-	-	52,263	52,551	49,201	-	-	-	179,957	53,887	49,201
Non-current provisions for employee benefits	-	-	422	20,776	14,563	13,544	227,047	181,118	146,132	98,843	103,574	66,944	3,005	2,783	2,658	-	-	-	349,671	302,038	229,700
Other non-current non-financial liabilities	-	-	-	2,397	814	-	-	-	-	11,082	9,712	-	1,966	1,930	1,974	-	-	-	15,445	12,456	1,974

EQUITY	-	-	1,566,771	9,513	2,686	39,790	3,065,708	1,616,906	1,310,114	887,315	845,917	740,167	586,284	525,860	464,495	-	-	-	4,548,820	2,991,369	4,121,337
Equity attributable to shareholders of Enel Américas	-	-	1,566,771	9,513	2,686	39,790	3,065,708	1,616,906	1,310,114	887,315	845,917	740,167	586,284	525,860	464,495	-	-	-	4,548,820	2,991,369	4,121,337
Issued capital	-	-	518,093	44,904	53,978	66,269	2,346,393	568,832	439,395	4,518	4,481	4,159	-	216,044	183,996	-	-	-	2,395,815	843,335	1,211,912
Retained earnings	-	-	1,725,028	(37,196)	(53,463)	(29,145)	(1,330,578)	92,006	115,615	161,435	134,166	147,502	203,281	23,436	33,102	-	-	-	(1,003,058)	196,145	1,992,102
Share premium	-	-	797	-	-	-	-	-	-	63,832	63,307	4,198	-	-	-	-	-	-	63,832	63,307	4,995
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other equity interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other reserves	-	-	(677,147)	1,805	2,171	2,666	2,049,893	956,068	755,104	657,530	643,963	584,308	383,003	286,380	247,397	-	-	-	3,092,231	1,888,582	912,328

Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

TOTAL LIABILITIES AND EQUITY	-	-	2,155,861	1,227,163	1,044,435	893,959	7,808,380	4,147,110	3,261,161	2,071,600	1,905,130	1,486,042	1,325,468	1,243,143	1,115,565	-	(2,994)	(6,221)	12,432,611	8,336,824	8,906,367

The Holdings, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business	Distribution
Country	Chile ( Holdings y Others)			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENTS OF PROIT (LOSS)	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
REVENUE AND OTHER OPERATING INCOME	-	-	-	1,276,849	982,122	927,654	4,651,307	2,490,631	2,805,616	1,542,994	1,366,350	1,350,930	884,291	865,430	858,466	-	-	-	8,355,441	5,704,533	5,942,666
Revenues	-	-	-	1,247,189	939,610	425,341	3,837,369	2,032,870	2,453,264	1,532,711	1,358,209	1,339,446	879,433	861,275	854,663	-	-	-	7,496,702	5,191,964	5,072,714
Energy sales	-	-	-	1,191,575	878,062	398,731	3,486,144	1,893,471	2,306,095	1,269,669	1,127,793	1,104,448	818,829	809,474	806,542	-	-	-	6,766,217	4,708,800	4,615,816
Other sales	-	-	-	194	206	703	1,855	2,107	24,551	1,166	162	332	490	804	4,234	-	-	-	3,705	3,279	29,820
Other services rendered	-	-	-	55,420	61,342	25,907	349,370	137,292	122,618	261,876	230,254	234,666	60,114	50,997	43,887	-	-	-	726,780	479,885	427,078
Other operating income	-	-	-	29,660	42,512	502,313	813,938	457,761	352,352	10,283	8,141	11,484	4,858	4,155	3,803	-	-	-	858,739	512,569	869,952

RAW MATERIALS AND CONSUMABLES USED	-	-	-	(740,418)	(448,621)	(240,393)	(3,361,899)	(1,689,265)	(2,117,565)	(872,528)	(787,177)	(764,568)	(583,784)	(584,948)	(578,905)	-	-	-	(5,558,629)	(3,510,011)	(3,701,431)
Energy purchases	-	-	-	(617,960)	(395,267)	(237,681)	(2,281,798)	(1,158,531)	(1,632,001)	(632,783)	(587,454)	(574,219)	(549,326)	(550,433)	(537,026)	-	-	-	(4,081,867)	(2,691,685)	(2,980,927)
Fuel consumption	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transportation expenses	-	-	-	(8,537)	(1,202)	(1,101)	(258,156)	(94,069)	(97,015)	(160,406)	(133,050)	(126,523)	-	-	-	-	-	-	(427,099)	(228,321)	(224,639)
Other miscellaneous supplies and services	-	-	-	(113,921)	(52,152)	(1,611)	(821,945)	(436,665)	(388,549)	(79,339)	(66,673)	(63,826)	(34,458)	(34,515)	(41,879)	-	-	-	(1,049,663)	(590,005)	(495,865)

CONTRIBUTION MARGIN	-	-	-	536,431	533,501	687,261	1,289,408	801,366	688,051	670,466	579,173	586,362	300,507	280,482	279,561	-	-	-	2,796,812	2,194,522	2,241,235

Other work performed by the entity and capitalized	-	-	-	69,437	40,174	53,002	68,186	24,407	13,955	18,476	11,955	6,794	8,235	6,666	6,540	-	-	-	164,334	83,202	80,291
Employee benefits expense	-	-	-	(297,520)	(262,559)	(346,323)	(269,029)	(110,570)	(121,324)	(61,974)	(52,698)	(56,117)	(34,482)	(34,587)	(34,212)	-	-	(567)	(663,005)	(460,414)	(558,543)
Other expenses	-	-	-	(150,619)	(139,339)	(211,733)	(439,809)	(300,598)	(229,178)	(106,038)	(85,628)	(86,238)	(44,194)	(41,413)	(40,532)	-	-	(1,546)	(740,660)	(566,978)	(569,227)

GROSS OPERATING RESULT	-	-	-	157,729	171,777	182,207	648,756	414,605	351,504	520,930	452,802	450,801	230,066	211,148	211,357	-	-	(2,113)	1,557,481	1,250,332	1,193,756

Depreciation and amortization expense	-	-	-	(22,411)	(16,716)	(20,207)	(231,358)	(117,594)	(109,754)	(106,158)	(86,553)	(90,842)	(50,297)	(44,688)	(44,408)	-	-	-	(410,224)	(265,551)	(265,211)
Impairment (losses) reversals recognized in profit or loss	-	-	-	15,633	(13,637)	(3,496)	(75,174)	(98,646)	(47,259)	(3,107)	(1,991)	(123)	(5,510)	(2,054)	(2,442)	-	-	-	(68,158)	(116,328)	(53,320)

OPERATING INCOME	-	-	-	150,951	141,424	158,504	342,224	198,365	194,491	411,665	364,258	359,836	174,259	164,406	164,507	-	-	(2,113)	1,079,099	868,453	875,225

FINANCIAL RESULT	-	-	-	(176,791)	(162,045)	(6,022)	(250,354)	(148,927)	(74,214)	(55,757)	(51,858)	(41,943)	(24,279)	(24,404)	(25,619)	-	-	(1,704)	(507,181)	(387,234)	(149,502)
Financial income	-	-	-	34,724	27,124	99,514	137,208	115,858	155,910	10,271	8,756	10,303	5,031	4,448	4,920	-	-	362	187,234	156,186	271,009
Cash and cash equivalents	-	-	-	18,799	19,204	1,990	3,869	14,305	4,468	5,935	5,903	5,273	2,982	1,064	1,362	-	-	362	31,585	40,476	13,455
Other financial income	-	-	-	15,925	7,920	97,524	133,339	101,553	151,442	4,336	2,853	5,030	2,049	3,384	3,558	-	-	-	155,649	115,710	257,554
Financial costs	-	-	-	(213,931)	(187,941)	(108,217)	(377,095)	(271,077)	(229,200)	(65,385)	(60,318)	(53,113)	(29,667)	(29,208)	(29,470)	-	-	(723)	(686,078)	(548,544)	(420,723)
Bank borrowings	-	-	-	(47)	(2,123)	(1,668)	(62,079)	(48,772)	(26,681)	(15,335)	(8,258)	-	(6,122)	1,063	(2,879)	-	-	-	(83,583)	(58,090)	(31,228)
Secured and unsecured obligations	-	-	-	-	-	-	(35,259)	(58,202)	(75,560)	(32,353)	(41,574)	(40,788)	(13,651)	-	(22,070)	-	-	-	(81,263)	(99,776)	(138,418)
Other	-	-	-	(213,884)	(185,818)	(106,549)	(279,757)	(164,103)	(126,959)	(17,697)	(10,486)	(12,325)	(9,894)	(30,271)	(4,521)	-	-	(725)	(521,232)	(390,678)	(251,079)
Gains (losses) from indexed assets and liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	-	-	2
Foreign currency exchange differences	-	-	-	2,416	(1,228)	2,681	(10,467)	6,292	(924)	(643)	(296)	867	357	356	(1,069)	-	-	(1,343)	(8,337)	5,124	212
Positive	-	-	-	3,560	1,766	6,285	18,721	34,044	2,741	1,115	2,339	2,380	2,141	3,334	1,492	-	-	1,669	25,537	41,483	14,567
Negative	-	-	-	(1,144)	(2,994)	(3,604)	(29,188)	(27,752)	(3,665)	(1,758)	(2,635)	(1,513)	(1,784)	(2,978)	(2,561)	-	-	(3,012)	(33,874)	(36,359)	(14,355)

Share of profit (loss) of associates and joint ventures accounted for using the equity method	-	-		-	-	53	-	-	-	-	1,443	1,149	-	-	-	-	-	-	-	1,443	1,202
Other gains (losses)	-	-	-	128	56	173	954	(1,232)	(10,323)	145	(15,071)	(196)	1,305	32	920	-	-	-	2,532	(16,215)	(9,426)
Gain (loss) from other investments	-	-	-	72	56	-	0	-	-	0	(13,760)	-	0	-	-	-	-	-	72	(13,704)	-
Gain (loss) from the sale of assets	-	-	-	56	-	173	954	(1,232)	(10,323)	145	(1,311)	(196)	1,305	32	920	-	-	-	2,460	(2,511)	(9,426)

Income before tax	-	-	-	(25,712)	(20,565)	152,708	92,824	48,206	109,954	356,053	298,772	318,846	151,285	140,034	139,808	-	-	(3,817)	574,450	466,447	717,499

Income tax	-	-	-	36,981	(10,267)	(708)	23,851	2,618	(16,571)	(144,932)	(134,584)	(129,650)	(46,154)	(48,535)	(42,652)	-	-	(17,151)	(130,254)	(190,768)	(206,732)

Net income from continuing operations	-	-	-	11,269	(30,832)	152,000	116,675	50,824	93,383	211,121	164,188	189,196	105,131	91,499	97,156	-	-	(20,968)	444,196	275,679	510,767
Income from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-			-	-	-	-
NET INCOME	-	-	-	11,269	(30,832)	152,000	116,675	50,824	93,383	211,121	164,188	189,196	105,131	91,499	97,156	-	-	(20,968)	444,196	275,679	510,767

Line of Business	Chile ( Holdings y Others)			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF CASH FLOWS	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$

Net cash flows from (used in) operating activities	-	5,895	293,366	69,724	264,533	372,162	186,215	572,727	252,987	386,853	353,771	359,412	141,431	175,728	166,663	-	-	(281)	784,223	1,372,654	1,444,309
Net cash flows from (used in) investing activities	-	(3,018)	(98,059)	(102,586)	(123,187)	(318,908)	(667,942)	(367,158)	(411,974)	(262,574)	(207,825)	(171,926)	(89,334)	(99,451)	(174,448)	-	-	(27,374)	(1,122,436)	(800,639)	(1,202,689)
Net cash flows from (used in) financing activities	-	(45,945)	(162,752)	(48)	(782)	(12,478)	576,686	(149,062)	119,640	(161,966)	(70,396)	(252,994)	(52,807)	(30,516)	(63,111)	-	-	27,657	361,865	(296,701)	(344,038)

The Holdings, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

34.	THIRD PARTY GUARANTEES, CONTINGENT ASSETS, LIABILITIES, AND OTHER COMMITMENTS

34.1Direct guarantees

				Assets Committed
Creditor of Guarantee	Debtor		Type of Guarantee			Carrying	Outstanding balance as of				Guarantees released
	Company	Relationship		Type	Currency	Amount	Currency	12-31-2017	12-31-2016	01-01-2015	2017	Assets	2018	Assets	2019	Assets
Mitsubishi Corporation	Enel Generación Costanera	Creditor	Pledge	Combined cycle plant	ThUS$	26,156	MUS$	53,161	51,005	49,643	-	-	-	-	-	-
Credit Suisse First Boston	Enel Generación Costanera	Creditor	Pledge	Combined cycle plant	ThUS$	-	MUS$	-	-	1,667	-	-	-	-	-	-
Citibank N.A.	Endesa Argentina	Creditor	Pledge	Cash deposit	ThUS$	-	MUS$	-	-	613	-	-	-	-	-	-
Deutsche Bank / Santander Benelux	Enel Américas	Creditor	Deposit accounts	Cash deposit	ThUS$	-	MUS$	-	-	56,824	-	-	-	-	-	-
Various Creditors	Enel Distribución Río S.A. (ex Ampla S.A.)	Creditor	Pledge on collection and others	Collection accounts	ThUS$	23,846	MUS$	105,335	203,739	138,525	-	-	-	-	-	-
Various Creditors	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Creditor	Pledge on collection and others	Collection accounts	ThUS$	20,611	MUS$	106,854	125,696	84,861	-	-	-	-	-	-
Banco Nacional de Desarrollo Económico y Social	Enel Cien	Creditor	Mortgage, pledge and others	Collection accounts	ThUS$	252	MUS$	4,074	5,733	5,555	-	-	-	-	-	-
Various Creditors	CELG Distribución S.A.	Creditor	Pledge on collection and others	Collection accounts	ThUS$	37,072	MUS$	154,954	-	-	-	-	-	-	-	-

As of December 31, 2017, 2016 and January 1, 2016, the carrying amount of property, plant and equipment pledged as security for liabilities is ThUS$26,156 , ThUS$10,736 and ThUS$19,577, respectively (see Note 17.e.ii). Enel Americas is joint and several co-signer of the local bonds of Enel Generación Chile, whose outstanding balance as of December 31, 2017 amounts to ThUS$324.822.376 (ThUS$528.381).

As of December 31, 2017, the Company had future energy purchase commitments amounting to ThUS$84,423,377 (ThUS$53,926,061  and ThUS$49,396,592 as of December 31, 2016 and January 1, 2016, respectively).

34.2Indirect guarantees

				Debtor			Oustanding balance as of
Type	Contract	Maturity	Creditor of Guarantee	Company	Relationship	Type of Guarantee	Currency	12-31-2017	12-31-2016	01-01-2015

Secured	Bonds Serie H	October 2028	Bondholders of Endesa Chile's Bonds	Enel Generación Chile S.A.	Entities demerged from original debtor Endesa Chile (codebtor Endesa Américas and after merger Enel Américas) (1)	Codebtor	ThUS$	96,857	95,368	94,706
Secured	Bonds Serie M	December 2029	Bondholders of Endesa Chile's Bonds	Enel Generación Chile S.A.	Entities demerged from original debtor Endesa Chile (codebtor Endesa Américas and after merger Enel Américas) (1)	Codebtor	ThUS$	431,524	389,254	356,627
						Total		528,381	484,622	451,333

(1)

Upon the demerger of the original issuer, Endesa Chile (currently Enel Generación Chile S.A.), and in accordance with the bond indenture, all entities arising from the demerger (i.e., Endesa Américas) are liable for the debt, regardless that the payment obligation remains in Enel Generación Chile S.A. After the Merger, the Company became liable for the obligations of Endesa Américas.

34.3Lawsuits and Arbitrations Proceedings

As of the date of these consolidated financial statements, the most relevant litigation involving the Company and its subsidiaries are as follows:

a)	Arbitration Proceedings

Law No. 25,561 on Public Emergency and Reform to the Currency System, enacted on January 6, 2002 by the Argentine authorities, voided certain provisions of the concession agreement of the Company’s subsidiary Edesur. Law No. 25,561 also required that utility concession agreements be renegotiated within a reasonable timeframe to adjust them to the new conditions. However, the failure to renegotiate Edesur’s concession agreement prompted the Company, Enel Distribución Chile S.A. (formerly named Chilectra S.A.), Enel Generación Chile S.A. (formerly named Endesa Chile S.A.) and Edesur S.A. (now part of Enel Distribución Chile S.A.) (collectively, the “Claimants”) to file an arbitration petition in 2003 under the Treaty for the Promotion and Protection of Chilean-Argentine Investments before the International Center for Settlement of Investment Disputes (“CIADI” in its Spanish acronym). The statement of claim principally requested that the CIADI declare the investment expropriated for an amount of US$1,306,875,960 ), and sought compensation for the damages caused to the investment due to lack of fair and equitable treatment, in the amount of US$318,780,600  .The Claimants also seek, with respect to both claims, compounded annual interest of 6.9%per annum. The Claimants also claimed the sums resulting from the damages caused from July 1, 2004. Finally, the Claimants also demanded US$102,164,683  for Edesur S.A. (now part of Enel Generación Chile S.A.) due to a lower price received on the sale of its shares. In 2005, the Argentine authorities and Edesur signed a Letter of Understanding, in which the terms and conditions are established for amendments and supplements to the concession agreement, forecasting tariff modifications, first during a transitional period and then under an Integral Tariff Review, in which the conditions for an ordinary tariff period of 5 years will be set. The arbitration has been suspended since March 2006 in accordance with the terms of the Letter of Understanding, and the appointment of one of the arbitrators, to replace an arbitrator who resigned in 2010 has been suspended. As of December 31, 2014, the parties informed CIADI of their agreement to extend the suspension of the arbitration procedure for 12 months starting on the same date, informing also that any of the parties can request the renewal of the arbitration procedure with 30-calendar days prior notice. However, on February 9, 2017, the Resolution 92 of the Ente Nacional Regulador de la Electricidad (ENRE) was published in the Official Gazette of the Republic of Argentina, whereby – among other matters – the definitive rate tables resulting from the comprehensive rate review process were approved. This circumstance makes one of the commitments acquired by the Claimants in the Letter of Understanding referred previously. to discontinue any actions against the State of Argentina, including the arbitration filed by the shareholders with CIADI. The discontinuance was submitted to the CIADI electronically on February 21, 2017 and it presupposes a resignation that limited the rights prior to 2006 and conditional upon the validity of the Comprehensive Rate Review for a period of 5 years. The General Secretary of the CIADI issued a Resolution on March 24 taking note of the termination of the proceedings based on the petitions submitted. By request of the Argentinean Government, through of a presentation on September 5, 2017, Enel Américas S.A. declared null the condition to which the discontinuance had been subject (validity of the Comprehensive Rate review for a period of 5 years), but maintaining the temporal restriction of this discontinuance (rights prior to 2006).

b) Litigation proceedings of the Company and Subsidiaries

1. -   In 2013, a class action lawsuit was filed by residents of the Colombian Municipality of Garzón against our subsidiary Emgesa, alleging that the construction of the El Quimbo hydroelectric project had caused the plaintiffs’ income from handicrafts or entrepreneurial activities to decrease by an average of 30%. The lawsuit claims the decrease was not considered when the project’s social-economic impact report was drafted. Emgesa denied these allegations on the basis that (i) the social-economic impact report complied with all methodological criteria, including giving all interested parties the opportunity to be registered in the report, (ii) the plaintiffs are not residents and therefore, compensation is allowed only for those whose revenues are, in their majority, coming from of their activity in the direct area of influence of the El Quimbo hydroelectric project and (iii) compensation must not go beyond the “first link” of the production chain and must be based on the status of the income indicators of each affected person. A proceeding was filed in parallel by 38 inhabitants of the Municipality of Garzón, who are claiming compensation for being affected by the El Quimbo hydroelectric project since they were not included in the social-economic impact report. A mandatory settlement hearing was unsuccessful. The court ordered a test, which is currently in the preliminary phase. In the parallel proceeding, an exception previous of pending lawsuit was filed, based on the existence of the principal proceeding. The proposed exception is pending ruling. The trial is currently in a probatory period. The parties requested an expert opinion to evaluate the damages to each of the 1170 plaintiffs, but to date this expert opinion requested by the plaintiffs with regard to the review of the Socioeconomic Census, has not been submitted, despite the fact that it has been notified officially by the General Comptrollership of the Republic, the National Authority for Environmental Licenses (ANLA), the National University and the Regional Autonomous Corporation of Cundinamarca (CAR), to perform ans issued this opinion.  Right now they are evaluating the strategy to petitioning the Court to declare the probatory period closed and move the proceedings forward, so that notice may be given to submit the conclusion.The current status and procedural situation of the parallel action: is as follows. The defendant’s plea has been submitted in four parallel group actions (one by welders and three by builders). In all of them, a motion to set aside due to pending proceedings was filed, given the existence of the main lawsuit, but the judges have decided that the proceedings should continue where the parties must prove the damages they have suffered. The amount involved in this proceeding is estimated to be approximately CP$ 33,000 million (approximately ThUS$11,058). The amount involved in the parallel proceeding is estimated to be approximately CP$ 1,710 billion (approximately ThUS$573).

2. -   Emgesa (formerly named Central Betania) was granted a tax benefit known as “Ley Páez” applicable to the income tax on corporations. The law states that those entities located in a geographical area affected by a natural catastrophe are exempted from taxation. The Colombian tax authority (DIAN) rejected the method used by Emgesa to determine the tax base applicable to the tax benefit. The DIAN believes that certain revenues of Emgesa, such as inflation adjustments and non-operating income do not qualify for the exemption since they are not related to the electricity generation activity. On the other hand, Emgesa believes that, in accordance with the law, this special benefit is applicable to it as an entity and not only to certain revenues of Emgesa. On July 27, 2017, the Administrative Court of Huila issued the decision endorsing the arguments of the DIAN, considering that there is no benefit on this income considering that it does not come from the normal development of the Company’s corporate objectives. The decision of the court did not set any substantial legal basis for the decision or did it rely on several arguments that the defense submitted by the company. Similarly, the Court confirmed the inaccuracy penalty without analyzing the difference in criteria or defining the punishable action. Given the above, on August 10, 2017, EMGESA filed an appeal reiterating that the benefit devolved on the company and the law does not discriminate its application when non-operating income is involved. New rulings by the State Council were brought into consideration supporting the company’s position. EMGESA insisted that there was a difference of criteria and, therefore, the inaccuracy penalty should be lifted. On September 22, 2017, proceedings were transferred to the State Council, where the second instance will take place. On November 24, 2017, our lawyers presented the closing arguments and we now have to wait for the final decision. However, our lawyers maintained the probability of loss at 30%. The total amount of this litigation is estimated at CP$114,655 million (about ThUS$38,423).

3. -   The Corporación Autónoma Regional de Cundinamarca (CAR) through Resolution No. 506, enacted on March 28, 2005 and Resolution No. 1189, enacted on July 8, 2005, imposed on Emgesa, Empresa de Energía de Bogotá (EEB) and Empresa de Acueducto y Alcantarillado de Bogotá (EAAB) the execution of construction works on the El Muña dam reservoir, whose effectiveness, among others things, depends on maintaining Emgesa’s water concession. Emgesa filed an action for annulment and reestablishment of law against these resolutions before the Administrative Court of Law of Cundinamarca, Section One. The court of first instance denied the nullity of these resolutions. Appeals were filed by Emgesa, EEB and EAAB, and are pending resolution. Emgesa filed another action for annulment and reestablishment against CAR for annulment of Article 2 of Resolution No. 1318 of 2007 and Article 2 of Resolution No. 2000 of 2009, both of which required Emgesa to implement a Contingency Plan and to carry out study on “Air Quality” for the potential suspension of water pumping in the dam reservoir. This action seeks to annul the administrative acts imposed due to impracticability of anticipating the “Air Quality” and implementing the Contingency Plan. In this action a favorable accountant expert report was presented, for which it was requested clarification to Emgesa, which was also favorable. The Court has appointed the second expert, who did not take the position, so the Court had to appoint a new expert and EMGESA is waiting for this expert to accept the position. The amount involved in this proceeding is undetermined.

4. -   In February 2015, Emgesa was notified of a Popular Action filed by Comepez S.A. and other fish farming companies located near the Betania dam, on the grounds of protection of the right to a healthy environment, public health and food safety in order to prevent, in the opinion of the plaintiffs, the danger of a massive fish mortality among other damages from the filling of the reservoir for the El Quimbo hydroelectric project dam, also located at the basin of the Magdalena River. Regarding the status of the proceeding, the Huila administrative court issued in February 2015 a preliminary injunction that prevents the filling of the El Quimbo dam reservoir until the river has reached the optimal flow, among other requirements. Emgesa filed a motion for reversal against this decision requesting a probation order and the release of such measure, which motion was denied by the court. The appeal filed by Emgesa was granted only in the remand effect. The preliminary injunction was amended, allowing Emgesa to start filling the dam reservoir. Nevertheless, the Regional Environmental Authority (CAM) in Resolution No. 1503 issued on July 3, 2015 directed Emgesa to temporarily stop filling the El Quimbo dam reservoir. The legal actions to be taked are being analyzed by EMGESA. However, the filing procedure is continuing normally as planned. Currently, the plea for the defense is pending. The Colombian government, through Decree No. 1979 requested the lifting of the generation suspension and reported that Emgesa must abide by such Decree. On December 15, 2015, the Constitutional Court decided that Decree No. 1979 was unenforceable, and as a result, Emgesa suspended at midnight of that date the generation of energy at El Quimbo. Emgesa presented the corresponding arguments.

On December 24, 2015, the Colombian Ministry of Energy and Mining and the National Authority of Aquaculture and Fishing (“AUNAP”) filed a writ of protection of constitutional rights to the Civil Courts of Circuito de Neiva as a transitional mechanism to avoid irreparable damage, while the Huila administrative court decides on releasing the precautionary measure, and requested that the generation of energy at El Quimbo be permitted. They have requested such generation to be authorized as an interim measure until a ruling on the writ of protection is made. On January 8, 2016, Emgesa was notified of the decision of the Civil Court of Circuito de Neiva which authorized Emgesa to immediately restore the generation of energy as a transitional measure until the Huila administrative court decides on releasing the precautionary measure. On December 16, 2016, among other measures, the court extended the generation for six more months, conditional upon the oxygenation system working, to which Emgesa filed an appeal for reconsideration of judgment, which was rejected. Within this proceeding, an expert test on the dispatch was decreed by the Court, which would be performed by the University of Antioquia. In this regard, it is necessary clarify that this payment has not been made, because they manifest do not have the resources to do so, for which reason, after the rejection by the presiding judge, an action for protection of constitutional rights was filed for them to be relieved from this payment; this action was rejected in the first instance and the second instance. Simultaneously, the work was done with the fish farmers on a “Compliance Covenant” agreement, which was submitted to the Administrative Court of Huila for approval and termination of the proceedings. In addition, in compliance with the orders of the above Court, EMGESA, ANLA and CAM have gathered data on the oxygenation system and formulated guidelines for the water monitoring methodology.

5.-   A class action was filed in Colombia against Codensa in which plaintiffs seek reimbursement for excess charges for not applying the tariff benefit that according to them would have applied to them as users of the Voltage One Level and owners of the infrastructure, as established by Resolution No. 082 of 2002, amended by Resolution No. 097 of 2008. Regarding the proceeding status, Codensa filed a plea against the lawsuit rejecting it entirely. A conciliation hearing was held between the parties, without success. The writ of proof is pending as well as the decision on including the new claimant. The amount involved in this proceeding is estimated to be approximately CP$337,000 million (approximately ThUS$112,935).

6.-   In Colombia, upon incorporating our electrical distribution subsidiary, Codensa, in 1997, EEB contributed all public lighting infrastructures and other sale and distribution assets to Codensa in exchange for 51.5% of Codensa’s shares. However, there was no certainty regarding the inventory of lights in Bogotá and this generated subsequently differences regarding invoicing and settlement of the energy value that Codensa supplied to the municipality. In 2005, a geo-reference inventory of the lights was performed, which resulted in 8,661 fewer lights than those that Codensa considered in its billing and settlement to the Federal District of Bogotá (the District). In order to solve the conflict, the parties carried out round-table discussion to come to an agreement. However, in 2009 a private citizen filed a derivative action requesting that the court of law: (i) declare the rights of the administrative morality and public property violated; (ii) order Codensa to carry out the settlement that includes delinquent interest due to the higher values paid between 1998 and 2004; and (iii) recognize the incentive due to administrative morality for the claimant (15% of the amount the District recovered). The first instance judgment, which was subsequently confirmed by the second instance judgment, ordered the Administrative Special Public Utilities Unit (the UAESP) and Codensa to, within a time period of two months starting from the date of issuance of the judgment, carry out all necessary negotiations to establish in a definitive manner the balances either in favor or against Codensa, duly adjusted, plus additional interest. If no agreement is reached, the UAESP itself may make a unilateral judgment within two months and deliver it to Codensa for its consideration. Codensa may also exercise remedies through the relevant government channels and, in the event of non-payment, must proceed to execute the judgment. On September 6, 2013, the Comptroller sent a communication to Codensa announcing future control actions against it and the UAESP for an alleged detriment to the District of CP$95,143 billion (approximately ThUS$31,884), due to payments owed to the District for public lighting between 1998 and 2004. On September 20, 2013, Codensa responded, disagreeing with the amount and proposing a technical group to resolve the issue. This resulted in several meetings being held. Based on Codensa’s documents and the declarations presented, the Comptroller issued a new report that supports the figure obtained by common accord by UAESP and Codensa of CP$14,433 billion (approximately ThUS$4,836). The Comptroller recommended in its report that UAESP send the agreement for judicial review in order to resolve the lawsuit with Codensa, which occurred on December 13, 2013. Subsequently, the Comptroller, in Bogotá, issued a report questioning the agreement with the UAESP; such report was presented at Court. A from the Tenth Administrative Court of Bogotá, either for notifying the report or issuing final decision on the agreement subscribed between Codensa and the UAESP is pending.  By means of a court order of July 1, 2017, the Court refused to consider the above agreement and, instead, ordered UAESP to carry out the unilateral liquidation. In compliance with the court order, UAESP issued Resolution 412 of 2017, whereby it reliquidated the invoicing for the street lighting that is the subject of the proceedings for CP$141 billion (about ThUS$47,252). On August 31, 2017, an appeal for reconsideration of judgment was filed against the admistrative decision setting forth the following arguments for the defense:Res Judicata; collecting what was not due in interest; the administrative decision infringed the rules on which it should be based; infringement of the right to a defense and contractual non-performance of UAESP. The above remedy was rejected by the Resolution 000730 of December 18, 2017, notified last December 29, 2017 to UAESP; but it reconsidered unilaterraly the liquidation adjusting it to the sum of  CP$ 113,082,893,512.33, (about ThUS$ 37,896); adding that the sum to be paid shall contain interest and adjustments of the amounts from November 1, 2017 to the actual date of payment. The contents of this liquidation will be communicated to the Tenth Oral Administrative Court of the Bogotá Circuit Court. Current State of the Proceedings: The Tenth Oral Administrative Court of the Bogotá Circuit Court is not working (judicial vacation); and they start again on January 11, 2018; on that day the Resolution 000730 of December 18, 2017 will be submitted to the Court and the Judge will order the relevant actions effective perform to have the payment of the liquidation in favor to the UAESP. Administrative and/or Judicial Orders: (1) Bring an action in the administrative courts holding jurisdiction against Resolution 000412 of August 2, 2017, whereby it ordered the partial, unilateral liquidation of agreement No. 766 of April 30, 1997, in compliance with the court order issued by the Tenth Oral Administrative Court of the Bogotá Circuit Court and Resolution 000730 of December 18, 2017, whereby the appeal for reconsideration of judgment filed by Codensa against resolution No. 000412 of August 2, 2017 was resolved, instituting (means of control) an action of Nullity and Reestablishing a Right against UAESP. (2) Submit with the action brought a security as provided for in article 232 of the Code of Administrative Procedure and Contentious Administrative (CPACA) to guarantee any damages that might be caused by the precautionary measure decreed (provisional suspension of the effects of the Administrative Actions Sued) during the period of time the legal dispute lasts. The above with a view to countermanding the orders that may be issued by the Court in compliance with the decision issued in the appealable and unappealable judgments.

7.-   On December 4, 2017, Enel Americas S.A. was notified of the intention of the Grupo Energía de Bogotá the submit to arbitration of differences arising between the parties on the distribution of the profits for 2016 of EMGESA and CODENSA, in term of the regulation by the Basic Investment Agreement (“AMI”). The plaintiff bases its claims on the fact that ENEL acted against its own acts when it voted for a 70% distribution of profits, since it understands that this proportion corresponds to “all of the profits available according to good business practices”. ENEL’s conduct infringes the provisions of clause 3.8. of the AMI, which regulates the method of profits distribution, obligating the parties to vote in favor of distribution of all (100%) of the profits that can possibly be distributed each period. The claims seek a declaratory ruling of ENEL’s non-performance to the AMI and, consequently, the distribution of 100% of the profits for 2016 to each company. Likewise, it declares that, according to article 44 of the by-laws, the Grupo Energía de Bogotá is the legitimate holder of the tenth part or more of the common shares to be applied for and that an extraordinary meeting of the General Shareholders’ Meeting should be summoned and should include in its agenda the vote on the distribution of the undistributed percentage for 2016, in which case ENEL will be obligated to vote in favor of the distribution. Amount: For CODENSA, CP$63,619,000,000 (about ThUS$ 21,320). This is the amount not received as a result of the partial distribution of profits. For EMGESA, CP$82,820,000,000 (about ThUS$ 27,754). This is the amount not received as a result of the partial distribution of profits. On December 12, 2017, the public drawing of lots to choose the arbitrators was held, with their acceptance of the position still ongoing.

8.-   In 2001, the fiscal authority in Perú, the Superintendencia Nacional de Administración Tributaria (SUNAT), questioned to Enel Generación Perú S.A. (formerly named Edegel) for deducting as a tax expense the portion of the depreciation related to the revalued amount added to the assets during its voluntary appraisal carried out in the 1996 fiscal year. The amount rejected by SUNAT was related to financial interest paid during the construction phase of the power plants. SUNAT claimed (i) that Enel Generación Perú S.A. had not demonstrated that it was necessary to obtain financing to build the power plants and (ii) that such financing was actually incurred. Enel Generación Perú S.A. responded that SUNAT could not request such evidence because an appraisal values the assets at market value when the appraisal is performed, instead of the historical value of the assets. In this case, the appraisal methodology considered that the power plants of such scale were built with financing. In addition, Enel Generación Perú S.A. claimed that if SUNAT disagreed with the valuation, it should have conducted its own appraisal, which it failed to do.

On February 2, 2012, the Tax Court (“TF” in its Spanish acronym) issued a ruling for the 1999 fiscal year in favor of two of Enel Generación Perú’s power plants, and against four power plants, based on the fact that a verified financing was only evidenced for the first two power plants. Consequently, TF ordered SUNAT to recalculate the taxes due by Enel Generación Perú S.A., which amounted to ThUS$11,760 and were paid in June 2012. This amount will be reimbursed if Enel Generación Perú S.A. obtains favorable rulings in the following claims it has subsequently filed:

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

Judicial: In August 2013, Enel Generación Perú S.A. received notice of an unfavorable ruling with respect to claim i). Enel Generación Perú S.A. filed an annulment appeal against the ruling, since the resolution violated its motivation right and was untimely. In May 2015, Enel Generación Perú S.A. received notice of the Court of Appeal’s resolution which: (i) annulled the resolution from the Justice Department (“JD”) that rejected the demand petitions of Enel Generación Perú S.A.; (ii) declared the Claims previously rejected admitted; and (iii) ordered the JD to return to the stage of determination of the controversy points. In June 2015, Enel Generación Perú S.A. received notice from the JD that it had declared the Claims previously rejected admitted and that it had submitted to the attorney general’s office a request for the issuance of a new pronouncement (in Perú, when the government is engaged as a party in a judicial process, an attorney general designated by the Public Ministry must be involved, in order for him to be informed and to state an opinion regarding the controversy, which opinion is not binding on the judge or the court that must resolve the litigation). In November 2015, Enel Generación Perú S.A. presented its verbal report. In February, 2017, Enel Generación Perú S.A. was notified with a resolution declaring the company’s claim inadmissible, since the purpose of the SUNAT resolution was to execute a previous resolution (RTF N° 6686-4-2004), against which no action was brought and, therefore, no ruling can now be issued. In February, 2017, Enel Generación Perú filed an appeal, arguing that the Judicial System distorted the claims in the action. In January, 2018, the investigating judge’s decree was made known, specifying that the appealable sentence must be declared null because it did not rule on the subordinate claim set forth. The Court scheduled the Trial for March 7, 2018.

Administrative: In April, 2017, the TF issued a ruling against Enel Generación Perú, declaring the appeal against the calculation made by SUNAT to be inadmissible, in order to comply with the TF resolution (RTF 01516-4-2012), specifying that SUNAT has complied with the ruling made by TF. This appeal is now being discussed in the Judicial System.

For the 2000 to 2001 fiscal years: Enel Generación Perú S.A. paid ThUS$5,706 (€5 million) and made a provision of ThUS$1,141 (€1 million).

Judicial: In February, 2016, Enel Generación Perú S.A. brought an action in Judicial System against TF’s decision (Resolution 15281-8-2014), in order to partially revoke the criterion stipulated, where the TF stipulated that SUNAT had to apply what was resolved in the appeal regarding Income Tax for the 1999 tax year, omitting any other ruling. In the same month, Judicial System admitted the claim by Enel Generación Perú S.A. In March, 2016, TF and SUNAT answered the claim, which means that Judicial System must rule against Enel Generación Perú S.A., since the resolution “is not final”, because the TF did not rule on the concept under dispute. In March 2016, Enel Generación Perú S.A. was notified of the correction of the errors of procedure (Procedural Clearing Resolution). In June 2016, Enel Generación Perú S.A. was notified of the District Prosecutor’s Opinion of the Ministerio P. In the same month, Enel Generación Perú S.A. was required to provide verbal information. In September, 2016, it provided the verbal report.

Administrative: In November 2015, Enel Generación Perú S.A. was notified of Resolution No. 15281-8-2014, which declared that the TF had ruled with respect to the indicated appeal by annulling the resolution. SUNAT objected the loss deductions related to the financial derivative instruments. The TF ruling also revoked the objections related to the non-deductibility of depreciation of the non-accredited technical assistance services rendered to Generandes (now Enel Perú) and the financial interests accrued on the loans for the acquisition of treasury shares. It is important to note that, although the TF’s resolution revoked the objections related to the excess in depreciation of the revalued assets, it also stated that SUNAT shall apply what is resolved by Enel Generación Perú S.A.’s appeal of income taxes filed for the fiscal year 1999 (Exp. No. 10099 of 2012), which is still pending resolution.

In August, 2017, Enel Generación Perú S.A. was notified with a Compliance Resolution, issued considering the ruling of the TF for the 1999 period, whereby SUNAT proceeded to reliquidate the tax debt for the period 2000-2001. According to SUNAT, the restated tax debt of Enel Generación Perú S.A. was PS$ 220 million, for the concept of an annual income tax of 2000, the associated fine and payments to account for 2001. Likewise, the restated credits for the company were PS$ 22 million, for 2001 income tax. In September, 2017, Enel Generación Perú S.A. was notified with a Resolution, whereby SUNAT corrected the Compliance Resolution of August, 2017, specifying that it had applied an incorrect restatement factor to the liquidated tax debt, which meant that the liquidated tax debt according to SUNAT was PS$ 190 million, not PS$ 220 million.  In September, 2017, Enel Generación Perú S.A. filed an appeal against the above Compliance Resolution.

Judicial: In February 2016, Enel Generación Perú S.A. filed an appeal with the JD against the TF’s resolution (Resolution No. 15281-8-2014) in order to partially revoke the stated criterion, specifically the determination that SUNAT shall apply the decision related to the income tax for the fiscal year 1999 and avoid applying any other pronouncement. During the same month, the JD accepted Enel Generación Perú’s appeal. In March 2016, the TF and SUNAT answered the appeal, meaning that the JD must resolve against Enel Generación Perú S.A. because the resolution did not “cause status” as the TF did not rule on the claimed concept. Also, in March 2016, Edegel was notified of the procedural corrective measures (Resolution on Procedural Correction). In June 2016, Enel Generación Perú S.A. was notified of the JD’s District Attorney Opinion and was requested to provide a verbal report, which was presented in September 2016.

The 1999 administrative process has concluded. It is important to consider that the substance of the matter is being discussed in the judicial action brought by Enel Generación Perú S.A. The Judicial System is expected to rule on the appeal filed.

With regard to 2000 and 2001, the TF is expected to rule on the appeal filed against the Compliance Resolution issued by SUNAT waiting for the trial to take place. The Judicial System’s ruling on the appeal filed by Enel Generación Perú S.A. is pending. The amount involved in these proceedings is estimated to be approximately PS$174 million (approximately ThUS$53,620).

9.-  SUNAT rejected the commercial energy losses that Enel Distribución Perú S.A. (formerly named Edelnor) recognized from 2006 to 2010, equivalent to approximately 2% of the total purchases and self-generated energy, and questioned the cost of sales of that energy since the losses were generated from an energy theft not confirmed in a court of justice. SUNAT believes that the infeasibility of a legal action can only be demonstrated through a police report and a resolution, duly noted, issued by the General

Attorney (Public Ministry) acknowledging, on a final or temporary basis, the filing of a criminal action for energy theft. TF has issued certain prior rulings stating that such resolution is necessary. The position of Enel Distribución Perú S.A. is that the law does not establish a specific mechanism on how to demonstrate the infeasibility of a legal action; therefore, it is plausible to present any available evidence that is appropriate and reasonable for this situation (free review of the evidence). Enel Distribución Perú S.A. presented expert reports prepared by specialized engineers, reports issued by the Electricity General Directorate (“DGE”) of the Ministry of Energy and Mining and certain other reports of OSINERGMIN to demonstrate that it was pointless to prosecute these crimes through legal actions, as the reports demonstrated that it was of no use to file an action and proceed to trial for a crime where the perpetrators, the exact time of occurrence of the theft, the specific location of the occurrence and the quantity stolen could not be identified. TF has allowed this type of accreditation in case of theft for water distribution companies (an entity similar to an electric distributor), but it has not indicated that the resolution issued by the General Attorney is the only admissible evidence to demonstrate the infeasibility of prosecution through legal action. The development of the process is as follows:

For the year 2006: TF ruled against Enel Distribución Perú’s appeal although it agreed to the position about the substance of the controversial matter. Thus, TF concluded that Enel Distribución Perú S.A. was not able to demonstrate the quantity of commercial losses attributable to the theft. Such conclusion is based on the fact that the commercial energy loss does not consist exclusively of stolen energy, but also of energy losses due to other reasons, such as incorrect meter readings, incorrect invoicing and incorrect estimates of physical losses. Due to the immediate execution of TF’s ruling, Enel Distribución Perú S.A. paid the entire amount of the debt to SUNAT ThUS$4,565 (€4 million). In 2013, Enel Distribución Perú S.A. filed an appeal to the JD against TF’s decision in order to revoke it and to request full deduction of the commercial energy loss, sustaining that: (i) in theory energy losses consist of the components previously indicated, and (ii) according to SUNAT’s own inspection performed in 2006, the total amount of the commercial loss was due to stolen energy. In June 2014, Enel Distribución Perú S.A. was notified of the findings of the District Attorney (Fiscal Resolution). In August 2014, Enel Distribución Perú S.A. presented a verbal report and final written arguments. In October 2014, Enel Distribución Perú S.A. was notified of the unfavorable resolution from the JD, and in November 2014, it filed an appeal. In June 2015, the court ruled to revoke the resolution and requested the issuance of a new resolution. In December 2015, Enel Distribución Perú S.A. was notified with a resolution, whereby Judicial System again ruled against it and the appeal was filed in the same month. In January, 2017, Enel Distribución Perú S.A. was notified of the Resolution whereby the Court issued a decree partially in favor of Enel Distribución Perú, ordering SUNAT to request supporting documentation to show the loss of commercial energy attributable to the theft. In January, 2017, both SUNAT and Enel Distribución Perú S.A. filed an appeal for annulment with the Supreme Court. In August, 2017, Enel Distribución Perú S.A. was informed that the appeal for annulment filed by the company was declared inadmissible and the one filed by SUNAT was declared admissible. In this regard, notification of the resolution specifying the mentionend above, and the appeal for annulment filed by SUNAT are pending.

For the years 2007 and 2008: Considering the outcome obtained in 2006 for the income tax, Enel Distribución Perú S.A. initiated a new defense strategy: (i) in theory, commercial energy losses could consist of errors in meter readings, invoicing and estimates of physical losses; (ii) since such losses are determined by “subtraction” (the energy entered in the system “less” energy supplied to customers and “less” the physical loss of energy”), the commercial energy loss might, in fact, be composed of such errors only in cases of understated meter readings, understated invoicing or understated estimates of physical losses; (iii) if no such errors exist, the quantity of commercial energy loss would only be made up of theft losses; (iv) during its inspection, SUNAT reviewed the invoicing and the report of physical losses without questioning or inquiring on them; therefore, at this point, the errors in invoicing or the errors in physical losses estimates cannot be argued by SUNAT as components of the commercial energy loss, (v) regarding the errors in meter readings, and taking into account that the electric energy distribution is a regulated business, the occurrence of this type of error is remote.

For the year 2007: Enel Distribución Perú S.A. presented evidence corroborating that a small portion of the loss was attributable to understated meter readings. Therefore, the commercial energy losses mainly consist of stolen energy (95%) and to a minor extent (5%) to an error in meter readings. Enel Distribución Perú S.A. presented a verbal report and filed its arguments. The appeal is still pending resolution by TF.

For the year 2008: Enel Distribución Perú S.A. presented evidence demonstrating an excess in measurement. Thus, the commercial energy losses are only originated from theft. For these two years, Enel Distribución Perú S.A. presented a verbal report to TF and filed its final written arguments. The appeal is pending resolution by TF.

For the year 2009: SUNAT rejected the deduction of the commercial energy losses based on the same reasons as prior years. In November 2013, Enel Distribución Perú S.A. filed a claim reiterating the reasons for considering as deductible the commercial energy losses and presented evidence that demonstrated that the energy losses mainly originated from theft (93%) and to a minor extent (7%) to errors in meter readings. In June 2014, the SUNAT requested detailed information about the calculation to determine the “standard energy loss”. In July 2014, Enel Distribución Perú S.A. responded to the request of SUNAT. In August 2014, Enel Distribución Perú S.A. received notice from SUNAT and a resolution ruling on its claim. In the resolution, SUNAT revoked the objection related to the commercial energy loss on the matter related to the standard energy loss and confirmed the part related to the excess of such quantity. In September 2014, Enel Distribución Perú S.A. paid PS$5.3 million (ThUS$1,633) related to the debt owed to SUNAT, and filed an appeal to with the TF, which is still pending resolution.

For the year 2010: SUNAT rejected the commercial energy loss deduction in the portion related to the excess over the standard energy loss. In July 2015, Enel Distribución Perú S.A. paid PS$5.1 million (ThUS$1,571) related to the debt owed to SUNAT, and filed a claim. In April 2016, Enel Distribución Perú S.A. was notified of SUNAT’s resolution sustaining the objections, in the same month it filed an appeal.

For the year 2011: SUNAT again objected to the commercial energy loss deduction in the portion related to the excess over the standard energy loss. In July 2016, Enel Distribución Perú S.A. paid PS$3.1 million (ThUS$955) related to the debt owed to SUNAT. In September 2016, Enel Distribución Perú S.A.was notified of a settlement for taxes and fines. In October 2016, Enel Distribución Perú S.A. filed a claim against taxes and fines. In June, 2017, Enel Distribución Perú S.A. received a resolution whereby SUNAT maintains the objections raised. In July, 2017, Enel Distribución Perú S.A. filed an appeal.

The following steps are:

For the year 2006, the court’s resolution on Enel Distribución Perú’s appeal is pending.

For the years 2007, 2008, 2009, 2010 and 2011, TF’s resolution is pending.

The amount involved in these proceedings is estimated to be approximately PS$78 million (approximately ThUS$24,036).

10.- In 1997, Enel Generación Perú S.A., Perené and Simsa entered into a joint venture agreement for the development of Yanango and Chimay power plants, and agreed to make a payment of US$13 million to Enel Generación Perú S.A. In 1998, Enel Generación Perú S.A. signed a contract with its parent company Generandes (now named Enel Perú) for supervision services for the construction of the power plants to be provided by the latter, agreeing to a payment of US$13 million to Enel Perú. In turn, Enel Perú signed contracts with its shareholders, Entergy Perú and Conosur, transferring to them its commitments with Enel Generación Perú S.A and agreeing to a payment of US$ 3 million for each party. SUNAT questioned this transaction: (i) in Enel Generación Perú S.A. for using as tax credit the VAT charged by Enel Perú; and (ii) in Enel Perú for treating expenses for the services provided by shareholders as tax deductible expenses and using as a tax credit the VAT charged by its shareholders. The position of SUNAT was that these transactions were not valid, because Enel Perú and its shareholders are a holding entity that does not have staff to provide such services. Supervision services were provided directly by Enel Generación Perú S.A. using its staff. The position of Enel Generación Perú S.A. was that TF already issued Resolution No. 15281-8-2014 with respect to Enel Generación Perú S.A.’s appeal related to its 2000-2001 income tax, the resolution stated that the technical assistance provided by Enel Perú qualified as non-existent. As a result of the direct implications of this statement is in this proceeding, the TF will issue a ruling against Enel Perú. In this regard, it is expected that TF will instruct SUNAT to recalculate the income tax of Enel Generación Perú S.A., taking into consideration that Enel Perú’s costs and revenues (invoices issued to Enel Generación Perú S.A.) are invalid. According to this expected new determination, the recalculation would result in an additional income tax that would exceed the amount already paid, but such excess would be offset by the VAT, and consequently, it would eliminate the contingency for this proceeding. On January 16, 2018, Enel Perú was notified with Resolution11180-5-2017, which confirmed the Resolution of the Intendency, whereby SUNAT declared the remedy of complaint filed to be without merit. In other words, Enel Perú was not considered to be right, with the administrative proceeding having been exhausted. We are evaluating the next actions to take, and it is highly probable that the above resolution will be challenged in the Judicial System via an admninistrative complaint. The amount involved in this proceeding is estimated to be approximately PS$86.36 million (approximately ThUS$26,613).

11.- On July 5, 2016, ElectroPerú filed an arbitration petition against Enel Generación Perú S.A. due to the existence of discrepancies related to the interpretation of certain technical aspects (capacity committed, initial date of the second stage of the contract, determination of the Base Gas Price) of an energy supply contract signed by the parties in 2003. Currently, an Arbitral Court has not yet been established. On June 4, 2017, Electroperú filed its lawsuit (there is a deadline until August 4, 2017, to present the answer to the claim and counterclaim).

.The amount involved in this proceeding is estimated to be approximately US$41.2 million. On the other hand, the discrepancies also contain claims from Enel Generación Perú S.A. against ElectroPerú for US$18.5 million. On June 4, 2017. Electroperú filed its lawsuit, and Enel Generación Perú filed its answer to the claim and counterclaim on August 4, 2017. On August 10, 2017, the arbitral court notified to Enel Generación Perú your settlement of arbitration expenses. On September 18, 2017, ElectroPerú presented its reply to the response to the lawsuit and counterclaim by Enel Generación Perú S.A. Currently it is pending that the arbitral court sets a date for the hearing which is expected to take place during the last week of June or the first week of July 2018.

b)	Litigation proceedings of Associates and Joint Ventures

Enel Brasil S.A. (formerly Endesa Brasil) and Subsidiaries

1.- The Brazilian IRS claims an alleged overstated payment of dividends by Enel Brasil S.A.. The Brazilian IRS claims that the total amortization of goodwill (greater value) recorded by Enel Brasil S.A. in 2009 in equity, should have been recorded against income. As a result, the accounting procedure performed was inadequate and resulted in a greater net income and consequently, a higher amount distributed as dividends. The alleged surplus in dividends was interpreted by the Brazilian IRS as payments to non-residents, which would be subject to a15% withholding tax. Enel Brasil S.A. responded that all the accounting procedures adopted by Enel Brasil S.A. were based on Enel Brasil’s interpretation and in accordance with Brazilian accounting standards (Brazilian GAAP), and confirmed by the external auditor and by a legal opinion from Souza Leão Advogados. In December 2014, Enel Brasil S.A. filed its defense in the administrative court. In July 2016, the tax authorities issued an unfavorable ruling against Enel Brasil S.A.. Enel Brasil S.A. will file an appeal to the second instance Administrative Court, and will use an expert opinion on the accounting entries recorded in 2009. The amount involved in this proceeding is estimated to be approximately R$272,897 million (approximately ThUS$82,518).

2.-In Brazil, Basilus PS$A Serviços, Empreendimentos e Participações (hereinafter “Basilus”) is the holder of the litigation rights that it acquired from the construction companies Mistral and CIVEL, which had a civil works contract with Centrais Elétricas Fluminense S.A. (“CELF”). This contract was terminated before CELF’s privatization process. Since CELF’s assets were transferred to Enel Distribución Rio S.A. (formerly named Ampla) during the privatization process, Basilus sued Enel Distribución Rio S.A. in 1998, arguing that the transfer of the referred assets was done in detriment of its rights. Enel Distribución Río S.A. only acquired assets from CELF, but is not its legal successor since CELF, a state-owned company, still exists and maintains its legal personality. Basilus demanded payment of pending invoices and contractual penalties for termination of the civil works contract. In March 2009, the court decided in favor of Basilus, and Enel Distribución Río S.A. and the State of Río de Janeiro filed the corresponding appeals. On December 15, 2009, the State Court accepted the appeal and overturned the lower court’s decision obtained by Basilus, in Enel Distribución Río S.A. favor. Basilus filed an appeal against the resolution, which was denied. In July 2010, Basilus filed an Appeal under the Court’s Regulations (Agravo Regimental) before the Superior Court of Justice of Brazil, which also rejected the appeal in August 2010. Seeking to overturn such decision, Basilus filed a Petition for Writ of Mandamus (Mandado de Seguranca), which was also rejected. In June 2011, Basilus filed an Appeal to Amendment of Judgement (Embargos de Declaração) in order to clarify a supposed omission by the Superior Court of Justice in the decision on the Petition for Writ of Mandamus, which was not accepted by the court. Against this decision, Basilus filed an Ordinary Appeal (Recurso Ordinario) before the Superior Court of Justice (in Brasilia). On March 28, 2012 the Reporting Justice decided the Ordinary Appeal in favor of Basilus. Enel Distribución Río S.A. and the State of Río de Janeiro filed an Appeal under Specific Court Regulations against the Reporting Justice’s decision, which was accepted by the First Court Room of the Superior Court of Justice on August 28, 2012, determining that the Ordinary Appeal of the Petition for Writ of Mandamus must be submitted to the decision by an en banc session and not by a single Reporting Justice. Basilus challenged the decision. The decision of August 28, 2012, was published on December 10, 2012, and the Appeal to Amendment of Judgment had been filed by Enel Distribución Río S.A.  and the State of Río de Janeiro to remedy the existing error in its publication, in order to avoid future divergence. Basilus filed its arguments and on May 27, 2013, the Appeal to Amendment of Judgment filed by Enel Distribución Río S.A. and the State of Río de Janeiro were accepted and the error corrected. On August 25, 2015, the appeal filed by Basilus was rejected. The decision was published on December 10, 2015, and Basilus filed an appeal to Amendment of Judgment. On March 3, 2016, the Superior Court of Justice began its judgement of the appeal and the first vote (Minister Rapporteur) was favorable to the appeal, resulting in the next Minister suspending its resolution to perform a detailed analysis of the arguments. The Superior Court issued an (three votes against two) unfavorable resolution to Enel Distribución Río S.A., which is subject to appeal. Consequently, the proceeding will return to the court of second instance (State Court of Río de Janeiro) and the appeal filed by Basilus in the original claim shall be ruled on. As specified, the claims made by Basilus have been rejected in the first and second instance. Procedural progress without any significant news since the last quarter. The amount of this proceeding is estimated at about R$ 1,529 million (about ThUS$482,638). On December 6, 2017, the state of Rio de Janeiro filed an extraordinary remedy against the decision. On December 18, 2017, Basilus filed its counterclaims to the remedy. The proceeding will be sent to the Federal Supreme Court– STF. The amount of this proceeding is about R$1,543 million (about ThUS$466,444).

3.-In December 2001, the Brazilian Federal Constitution was amended to apply the CONFINS tax (Contribuicao para o Financiamento da Seguridade Social), a tax levied on revenues, to electricity energy sales. The Constitution states that the changes on social contributions are effective 90 days after their publication. Enel Distribución Río S.A. started to pay this COFINS tax in April 2002. However, the Brazilian Internal Revenue Service notified Enel Distribución Río S.A. that the 90-day delay of entry into force is applied to statutory amendments, but are not applicable to constitutional amendments, which are effective immediately. In November 2007, the appeal filed before the Taxpayers Council (Consejo de Contribuyentes), the administrative appeals level, ruled against Enel Distribución Río S.A.. In October 2008, Enel Distribución Río S.A. filed a special appeal that was rejected. On December 30, 2013, Enel Distribución Río S.A. was notified of the decision to reject its position that the COFINS tax payments were not due for the period from December 2001 to March 2002 based on the Constitution providing that legislative changes are effective 90 days after their publication. Enel Distribución Río S.A. filed a judicial proceeding to obtain a certification of fiscal good standing in order to continue receiving public funds and was required to post a bond for the tax debt. Under the new standard on surety bonds published in March 2014, the bond amount must be 20% rather than the previous 30%, of the tax debt and the bond was reduced to €44 million. Enel Distribución Río S.A. submitted the new surety bond, complying with the new requirements. The Brazilian Treasury accepted the surety bond and granted the certification of fiscal good standing. The Brazilian Treasury submitted the fiscal execution and Enel Distribución Río S.A. opposed its defense in July 2014. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding. There is a first instance ruling unfavorable to Enel Distribución Río S.A., which was published in August 2015. In the same month, Enel Distribución Río S.A. filed an appeal to the court of second instance. The amount involved in this case is estimated to be approximately R$161.42 million (approximately ThUS$48,797).

4.- Companhia Brasileira de Antibióticos (Cibran) filed suit against Enel Distribución Río S.A. in order to receive compensation for the loss of products and raw materials, and machinery breakdown, among other things that occurred as a consequence of poor service provided by Enel Distribución Río S.A. between 1987 and May 1994 and compensation for moral damages. This litigation is related to five other actions filed by Cibran against Enel Distribución Río S.A. based on power outages allegedly caused by Enel Distribución Río S.A. in the period from 1987 to 1994, 1994 to 1999 and part of 2002. The judge decided to conduct a single expert assessment of these various claims, which was in part adverse to Enel Distribución Río S.A.. Enel Distribución Río S.A. challenged such assessment and requested a new expert assessment. On September 5, 2013, the judge rejected the prior petition, whereupon Enel Distribución Río S.A. filed a Petition for Clarification of the Decision (Embargo de Aclaración) and subsequently a Special Appeal (Agravo de Instrumento), both of which were rejected by the court. Against the latter, Enel Distribución Río S.A. filed a Special Appeal before the Superior Court of Justice, which was unanimously accepted, therefore the claims from Cibran were rejected, since the judges understood that no causal relationship between the damages and Enel Distribución Río S.A.’s actions had been proved. Such resolution is subject to an appeal from Cibran. In September 2014, a first instance judgment in one of these proceedings ordered Enel Distribución Río S.A. to pay compensation of R$200,000 (approximately ThUS$60) for moral damages, in addition to the payment of material damages caused due to failures in supply of service, which have to be assessed by an expert in the sentence execution stage. Enel Distribución Río S.A. filed a Clarification Attachment against this ruling that was rejected. In December 2014, Enel Distribución Río S.A. filed an appeal. On September 21, 2016, the appeal was accepted, therefore the claims from Cibran were rejected since the judges understood that no causal relationship between the damages and Enel Distribución Río S.A.’s actions had been proved. On October 4, 2016, Cibran filed a Petition for Clarification of the Decision  (Embargos de Aclaración) which was rejected. On December 16, 2016, Cibran filed a Special Appeal before the Superior Court of Justice, which is pending acceptance. On June 1, 2015, a judgement in another of the proceedings ordered Enel Distribución Río S.A. to pay moral damages of R$80,000 (approximately ThUS$24), in addition to material damages for Enel Distribución Río S.A’s failures in supply of service of R$95.5 million (approximately ThUS$28,985) (plus price-level restatement and interest). Enel Distribución Río S.A. filed a Petition for Clarification of the Decision (Embargos de Aclaración) against this judgement, which was rejected by the court. Enel Distribución Río S.A. has filed an appeal. There has not been any significant procedural progress in the last quarter. The other litigations are pending in term of the first appealable judgment.The total amount of these litigations is estimated to be about R$445 million (about ThUS$ 134,522).

5.-In August 1996, Enel Distribución Río S.A. obtained a favorable ruling granting it an exemption from paying the COFINS tax for the period prior to the 2001 amendment of the Brazilian Federal Constitution which expressly made electric power operations subject to the COFINS tax. Following the definite decision in favor of Enel Distribución Río S.A. issued in 2010, the Brazilian Treasury attempted to overturn the 1996 decision favorable to Enel Distribución Río S.A. through a rescission action. Enel Distribución Río S.A. refiled a suit originally filed in 1996 seeking a refund of its COFINS tax payments from April 1992 to June 1996, based on the favorable ruling in the first lawsuit described above. The suit seeking a refund of the COFINS tax had been suspended pending the resolution of the first lawsuit above. In June 2013, Enel Distribución Río S.A. received a favorable decision entitling it to a refund of its COFINS tax payments for the periods requested. The Brazilian Treasury appealed the decision. In October 2014, the Court of the State of Río de Janeiro ordered a new trial since it considered that the Brazilian Treasury did not have the opportunity to appear in the prior decision judgment. In May 2015, the Brazilian Treasury presented its final plea and in July 2015 a new favorable first instance ruling entitling Enel Distribución Río S.A. to a refund of its COFINS tax payments made from 1992 to 1996 was issued. In August 2015, the tax authorities filed an appeal with the Court of the State of Río de Janeiro. In July 2016, a favorable second instance ruling was issued, confirming Enel Distribución Río S.A.’s entitlement to a refund of its COFINS tax payments made from 1992 to 1996. The tax authorities filed an appeal at the same court to clarify the criteria used by the Court to determine the loss of the appeal. Subsequent to resolution of the appeal, the tax authorities can still file an appeal before both Supreme Courts (Superior Court of Justice and Supreme Federal Court) to discuss the right to the refund. In order to finalize the tax litigation, Enel Distribución Rio withdrew the appeal (regarding the lawyers’ fees that the tax authorities should pay because they lost the litigation) with the idea to obtain a final decision and start the procedure to recover the improperly paid tax credit. The legal proceeding was closed and the Enel Generación Río recorded the credit in its Financial Statements. Enel Distribución Rio will present an administrative requirement with the Tax Authorities to offset this credit with the current payments of PIS and COFINS. This authorization is estimated to be obtained in the second quarter of  2018 and, after this, the Enel

Generación Río will start the compensation process. The amount involverd in this proceeding is estimated to be approximately R$ 193.27 million (approximately ThUS$58,425).

.

6.- The Trade Union of Niterói, representing 2,841 employees, filed a labor claim against Enel Distribución Río S.A., requesting the payment of salary differences of 26.05% retroactive to February 1989, pursuant to the Economic Plan instituted by Law Decree No. 2,335/87. In the court of first instance, the decision was partially unfavorable for Enel Distribución Río S.A.The court ordered payment of the salary differences requested retroactive to February 1, 1989, and legal fees of 15% of such amount. Enel Distribución Río S.A. filed several appeals, among them an Extraordinary Appeal which is currently pending. A mandatory mediation was unsuccessful. In parallel, Enel Distribución Río S.A. has filed a motion for Advanced Dismissal of Enforcement (Exceção de Pré-Executividade) based on the jurisprudence of the Federal Supreme Court, which has previously declared the non-existence of a right acquired on the Unidade de Referência de Preços (URP) readjustment of Law Decree No. 2,335/87. In addition, Enel Distribución Río S.A. alleged the exception of the payment for these readjustments and, alternatively, requested the limitation of this readjustment using October 1989 salaries as a baseline. In the court of first instance, Enel Distribución Río S.A. obtained the declaration of unenforceability of legal title, against which the applicant filed an appeal (Agravo de Petição). The decision was partly favorable regarding the exception of payment, but not regarding the limitation of the salary differences, using October 1989 salaries as a baseline. On September 10, 2014, the court rejected the Special Appeals (Agravo de Instrumento) presented by both parties, who filed a Petition for Clarification of the Decision (Embargos de Aclaración) against this judgment. In June 2015, Enel Distribución Río S.A. presented its arguments to the Court regarding the Extraordinary Appeal filed by the Union, which were rejected by the Court. On December 16, 2015, the Extraordinary Appeal was submitted to the Federal Superior Court of Law for its judgment. On August 29, 2016, a resolution was issued to suspend execution of the sentence. In December 2016, the resolution of the Extraordinary Appeal was unfavorable to Enel Distribución Río S.A., with the Federal Supreme Court resolving in favor of the Trade Union, declaring that Enel Distribución Río S.A. owes the amount of the salary differences (URP) for the period February, 1989 to October, 1989. We are waiting for publication of the failure to be able to file the respective appeal. Enel Distribución Río has filed a petition for clarification of the decision. The total amount of this litigation is about R$85.3 million (about ThUS$26,925). There has been procedural progress with no significant development in the last quarter.

7. - In order to fund the purchase of Enel Distribución Ceará S.A. (formerly Coelce) in 1998, Enel Distribución Río S.A. issued long-term debt abroad through securities called Fixed Rate Notes (FRNs) which were governed by a special tax regime whereby interest payments received by non-resident holders were exempt from taxation in Brazil, as long as the debt was issued with a minimum maturity of 8 years. In 2005, the Brazilian Internal Revenue Service (responsible for tax collection and compliance with tax laws) IRS notified Enel Distribución Río S.A. the special tax regime did not apply based on its understanding that prepayments were made before the stated maturity, due to the fact that Enel Distribución Río S.A. had received financing in Brazil which was allocated to repay the FRN holders. Enel Distribución Río S.A. argues that these two transactions are independent and legally valid. The non-application of the special tax regime means that Enel Distribución Río S.A. would have failed to comply with its obligation to retain the tax and to record it as interest payments made to non-resident holders. The tax resolution was appealed and in 2007 the Taxpayers Council (Consejo de Contribuyentes), the administrative appeals level, annulled it. However, the Brazilian IRS contested this decision before the Superior Chamber of Fiscal Resources (Cámara Superior de Recursos Fiscales), the final administrative appeals level, and on November 6, 2012, it ruled against Enel Distribución Río S.A.. The decision was notified to Enel Distribución Río S.A. on December 21, 2012. On December 28, 2012, Enel Distribución Río S.A. filed a Petition for Clarification of the Decision (Embargo de Aclaración) before the Superior Chamber of Fiscal Resources in order to obtain a final resolution regarding contradictory points of the decision and to incorporate in it the relevant defense arguments that were omitted. The petition was denied. As a consequence, Enel Distribución Río S.A. filed a judicial proceeding to obtain a certification of fiscal good standing in order to continue receiving public funds. Enel Distribución Río S.A. was required to post a bond for the tax debt. Under the new standard on surety bonds published in March 2014, the bond amount must be 20%, rather than the previous 30%, of the tax debt. . Enel Distribución Río S.A. submitted the new surety bond, complying with the new requirements. The Brazilian Treasury accepted the surety bond and granted the certification of fiscal good standing. The Brazilian Treasury submitted the fiscal execution and Enel Distribución Río S.A. opposed its defense on June 27, 2014. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding. A legal investigation will be carried out by an expert designated by the judge. As of December 2017, the judicial investigation of the expert was initiated, which could take 60 days and the company must present the documents. A first instance resolution is expected upon investigation by the expert to be designated by the judge. The amount involved in this case is estimated to be approximately R$1,232 million (approximately ThUS$372,430).

8.- The State of Rio de Janeiro filed complaints against Enel Distribución Río S.A. for the periods 1996 to 1999 and 2007 to 2014, as a result of considering the Imposto sobre Circulação de Mercadorias e Prestações de Serviços (ICMS) calculation for the acquisition of fixed assets to be incorrect. Specifically, the State of Rio de Janeiro believes that Enel Distribución Río S.A. does not have all necessary supporting documentation and that the fixes assets were not used for electric energy generation and distribution activities. In its defense, Enel Distribución Río S.A. states that (i) the corresponding legislation does not specify the different types of fixed assets that could be used for ICMS credit purposes; and (ii) such fixed assets are related to the main activity of the companies, even if they are used at the offices and administrative premises. It also intends to compare the credits with the purchase invoices. Enel Distribución Río S.A. filed its administrative and judicial defense in all the processes. Certain administrative process rulings were favorable to Enel Distribución Río S.A. and appeals were filed for the others, which are pending resolution. The favorable ruling confirmed the right of Enel Distribución Río S.A. to use the ICMS credit for the assets acquired for the period from 2007 to 2012. The final decisions are pending. There are three tax proceedings that must be decided in the second administrative instance. There are two tax proceedings that must be decided by the third administrative instance. There are 6 tax proceedings that must be decided by the first administrative instance. There are 5 tax proceedings that have been decided against the company, with the definitively discussion and concluding in the Administrative Court. The administrative authorities presented a collection action against the company. The company submitted a guarantee and will defend itself against the collection actions. Enel Distribución Río will continue with its administrative and judicial defense. The amount involved in this proceeding is estimated to be approximately R$118 million (approximately ThUS$35,671).

9. -   In October 2009, Tractebel Energía S.A. sued Enel CIEN S.A. (formerly named CIEN S.A.) claiming an alleged breach of the contract “Purchase & Sale Agreement for 300MW of Firm Capacity and associated Energy originating from Argentina” signed in 1999 between Enel CIEN S.A. and Tractebel Energía (formerly named Centrais Geradoras do Sul do Brasil S.A). Tractebel Energía requested the court to order Enel CIEN S.A. to pay a rescission penalty of R$117.7 million (approximately ThUS$35,580) plus other fines due to unavailability of energy. The breach allegedly occurred due to a failure by Enel CIEN S.A. to ensure sufficient capacity as contracted with Tractebel Energía under the 20-year term contract, such insufficiency allegedly took place as of March 2005. In May 2010, Tractebel Energía notified Enel CIEN S.A. via a written statement, but not judicially, its intention to exercise step-in rights of Line I (30%).The proceeding is currently at the first instance. Enel CIEN S.A. petitioned to join this proceeding with the lawsuit filed by it against Tractebel Energía in 2001, which involves a dispute relative to exchange rates and tax issues. The petition to join both proceedings was rejected by the court. Subsequently, Enel CIEN S.A. filed a request to suspend the proceeding for 180 days in order to avoid potentially divergent decisions. The court ordered the suspension of proceedings for one year pending the outcome of the other lawsuit of Enel CIEN S.A. against Tractebel Energía. The court issued a resolution extending this suspension until July 9, 2015. As of the reporting date of these consolidated financial statements.the proceeding has not had any developments. There has been procedural progress with no significant developments in the last quarter.

10.-   In 2010, Furnas Centrais Eletricas S.A. filed a suit against Enel CIEN S.A., based on Enel CIEN’s alleged breach of the contract “Firm Capacity Purchase with associated Energy” for the purchase of 700 MW of firm capacity with related energy originating from Argentina, which was signed in 1998 for a 20-year term effective in June 2000. In its claim, Furnas requested a compensation of R$520.8 million (approximately ThUS$ 157,436) corresponding to a rescission penalty included in the contract, plus adjustments and default interests, from the date of filing of the claim until actual payment. Furnas also requested for additional penalties based on the lack of availability of the “firm power and related energy” and for other damages to be determined upon the final decision. The first trial judgment denied the claims of Furnas for Enel CIEN’s responsibility for breach of its contractual obligations. The Court recognized the existence of force majeure because of the energy crisis in Argentina. The claimant filed an appeal against this sentence. In July 2015, Enel CIEN S.A. presented its arguments to the Court regarding the appeal filed by Furnas. Moreover, regarding the foreign language documents presented by Enel CIEN S.A., the judge of first instance determined that those documents would be excluded from the lawsuit, which decision was confirmed by the 12th Civil Section of the State Court. Enel CIEN S.A. has filed a Special Appeal (Recurso Especial) against this decision, which will be decided by the Superior Court of Justice. In addition to the foregoing, Enel CIEN S.A. received a notice from Furnas, not at the judicial headquarters, indicating that in case of rescission due to Enel CIEN’s breach, Furnas would have the right to acquire 70% of Line I. On August 2, 2017, the examining judge requested a date for the judgment of the appeal of Furnas which has still not been set. There has been procedural progress wihthout any significant development in the last quarter

11.- In 1982 under the framework of an electricity supply network expansion in Brazilian rural areas, which was financed principally by international development banks (IDBs), the then-state-owned Enel Distribución Ceará S.A. (formerly Coelce) signed contracts with 13 cooperatives at the request of the Brazilian government and the IDBs to implement this project. Under the contracts, Coelce operated and maintained the assets and paid a monthly fee, which was price-level restated for inflation. These contracts were of indefinite length and failed to clearly identify the networks that were under their scope due the public nature of Coelce and the fact that they were often repaired, creating confusion between the assets that were operated and maintained by Enel Distribución Ceará S.A., and the assets that were owned by it. From 1982 until June 1995 Enel Distribución Ceará S.A. regularly paid rent for the use of the electric system to cooperatives, adjusted monthly by the relevant rate of inflation. However, from June 1995, Enel Distribución Ceará S.A., while it was still state-owned, decided not to continue adjusting the payments for inflation. In 1998 Enel Distribución Ceará S.A. was privatized and acquired by the Group, and continued to pay rent to the network cooperatives in the same manner as before its privatization, that is, without adjusting the rent for inflation. As a consequence, some of these cooperatives have brought legal action against Enel Distribución Ceará S.A, including the two actions initiated by Cooperativa de Eletrificacao Rural do V do Acarau Ltda (Coperva) and other action initiated by Cooperativa de Energia Telefonia e Desenvolvimento Rural do Sertão Central Ltda. (Coerce) and Cooperativa de Energia Telefonia e Desenvolvimento (Coperca). Enel Distribución Ceará S.A.’s defense is basically grounded on the argument that the adjustment is not applicable, since the assets lacked value due to their much extended useful lives, taking into consideration their depreciation; or, alternatively, if the assets were deemed to have any value, it would be very low since Enel Distribución Ceará S.A. performed their replacement, extension and maintenance. The total amount involved in this litigation is approximately R$202.9 million (approximately ThUS$61,336).

In one of the actions initiated by Coperva, an expert evaluation of the issue was requested, which Enel Distribución Ceará S.A. claimed there were technical inconsistencies therein and requested a new evaluation to be conducted, but the court denied the claim and ruled the “anticipated execution of the decision”, which entails the preliminary determination of the adjusted monthly payments Enel Distribución Ceará S.A. should have made and ordering the immediate payment of the difference between such adjusted values and the values Enel Distribución Ceará S.A. actually paid. An appeal has been filed and a precautionary measure has been obtained in favor of Enel Distribución Ceará S.A., staying the anticipated execution of the decision. On April 7, 2014 a court of first instance denied Coperva’s claims. Coperva filed an appeal which was rejected. Coperva filed a Petition for Clarification of the Decision (Embargos de Aclaración) which was rejected on January 11, 2016. On February 3, 2016, Coperva filed a Special Appeal to the Superior Court of Justice. As of the date of these financial statements, the proceeding has not moved forward.

On the other hand, in relation to the claim filed by Coperca related to a review action in 2007, through which Coperca is attempting to readjust the lease value of its distribution lines (in the central region of the State of Ceará), to be calculated at 1% of the value of the asset leased, estimated by Coperca to be at R$15.6 million (approximately ThUS$ 4,735). This proceeding is in a first instance and has not yet started the evidence presenting stage. The amount involved in this proceeding is estimated to be approximately R$105.7 million (approximately ThUS$31,952). In Coerce’s case, the review action was filed in 2006 and Coerce is attempting to readjust the lease value of its distribution lines (in the central region of the State of Ceará), to be calculated at 2% of the value of the asset leased. The amount involved in this proceeding is approximately R$ 121.7 million (approximately ThUS$36,789). This proceeding, as well as the one for Coperca, has not been advanced by the plaintiff and both are in their first instance.

12.- In February 2004, two Brazilian taxes, Contribuição para o Financiamento da Seguridade Social (“COFINS”) and Programas de Integração Social (“PIS”) were amended from an accrued regime (rate of 3.65% without credit deduction) to a non-accrued regime (9.25% with credit). According to legislation, long-term assets and service supply agreements performed before October 31, 2003, under “predetermined price” could remain in the accrued regime. Endesa Fortaleza had entered into energy purchase agreements that complied with the requirements, and as a result, the revenues for such agreements were initially taxed under the accrued regime, which is more advantageous. In November 2004, an administrative order was released which defines the concept of “predetermined price”. According to it, CGTF (Endesa Fortaleza) agreements must be subject to the non-accrued regime. In November 2005, a new Law clarified the “predetermined price” concept. On the basis of the 2005 legislation, the regime that should be applied to the agreements was the accrued regimen (more advantageous). The ANEEL issued a (Administrative Law) Technical Note indicating that the agreements entered into by virtue of its standards and with its approval comply with the legislative requirement. PIS and COFINS tax paid in excess under the non-accrued regime by Endesa Fortaleza and Enel CIEN S.A. between November 2004 and November 2005 generate tax credits which were used to pay other taxes due. Nevertheless, in 2009 the tax authorities rejected the compensation procedures. In February 2007, the Brazilian tax authorities audited Endesa Fortaleza regarding the payment of PIS/COFINS tax during December 2003 and from February 2004 to November 2004. The audit resulted in a claim alleging differences between the amounts stated in Endesa Fortaleza’s annual tax return (where the PIS/COFINS tax amounts were reported under the new non-accrued regime) and the amounts stated in monthly tax returns (where the amounts due were reported under an older accrual system). Endesa Fortaleza filed an appeal to the second instance administrative court which was unfavorable and confirmed the first instance resolution. Endesa Fortaleza filed an appeal with the Superior Chamber of Fiscal Resources, which is pending resolution. In relation to the other proceedings against CGTF, these were favorably ruled on and the tax authorities filed appeals before the Superior Chamber of Fiscal Resources. Based on the administrative defense put forth by Endesa Fortaleza, the Superior Chamber of Fiscal Resources ruled in favor of Endesa Fortaleza, definitively concluding the discussion. CGTF will continue presenting its administrative and judicial defense in the pending processes. The amount involved in this proceeding is estimated to be approximately R$84 million (approximately ThUS$25,393).

13 Enel Distribución Ceará S.A. (formerly Coelce) bills “low income” consumers with a social discount that determines a final rate called “baja renta” (low income). The State of Ceará compensates Enel Distribución Ceará S.A. for this discount as a state subsidy. The ICMS (a tax similar to the Chilean Value Added Tax) is transferred (deducted) by Enel Distribución Ceará S.A. over the amount of the normal rate (without the discount). On the other hand, the State of Ceará establishes that the ICMS does not apply to billings that fluctuate between 0 and 140 kW/h. Also, Enel Distribución Ceará S.A., in order to calculate the ICMS deductible amount in reference to the total ICMS supported in energy purchases must apply the “pro rata” rule, which uses the percentage that represents revenues subject to ICMS over the total income (whether or not subject to ICMS). Enel Distribución Ceará S.A. considers, for the purpose of its inclusion in the pro rata denominator, that the revenue not subject to ICM is the result of applying the end sales price of energy (price after the subsidy is discounted) and the Brazilian IRS holds that the income not subject to ICMS is the price of the normal rate (without discounting the subsidy). The Brazilian IRS’s position implies a lower ICMS deduction percentage. The Brazilian Treasury’s view is that the “ICMS pro rata” calculation should be based on the normal rate value in “low income” energy sales cases, instead of the reduced rate that Enel Distribución Ceará S.A. uses. The Brazilian Treasury’s criteria results in a greater ICMS non-recoverable percentage, which results in a higher ICMS payable. Enel

Distribución Ceará S.A. argues that its calculation is correct, since it must be used in the “ICMS pro rata” calculation, reducing the value of the ICMS rate since that is the accurate value of the energy sales transaction (the ICMS’s base is the transaction value of the merchandise sold). In reference to the claims for the years 2005 and 2006, the rulings were unfavorable to Enel Distribución Ceará S.A.. In reference to the claims for the years 2007, 2008 and 2009, the rulings were unfavorable to Enel Distribución Ceará S.A. but some of them resulted in a reduction of the amounts due to expiration. Enel Distribución Ceará S.A. filed legal claims in order to ensure its certification of a regular tax status, which will allow it to continue receiving public funding, having previously guaranteed its tax debt. The State of Ceará filed Fiscal Executions (legal collection procedures) for the years 2005, 2006, 2007, 2008 and 2009, and Enel Distribución Ceará S.A. will file its first instance administrative defense. In reference to the claims for the years 2010 and 2011, the complaints were received in January 2015 and January 2016, respectively, and Enel Distribución Ceará S.A. filed its first instance administrative defense. The first instance administrative rulings were unfavorable to Enel Distribución Ceará S.A. On July 27, 2016, Enel Distribución Ceará S.A. filed appeals before the administrative second instance for the year 2010, and on August 15, 2016, for the year 2011. The second instance administrative rulings issued on December 7 and December 8, 2016, respectively, for the years 2010 and 2011, were unfavorable to Enel Distribución Ceará S.A.. Consequently, the fiscal executions for the years 2005 to 2011 were also unfavorable to Enel Distribución Ceará S.A., which has given bank guarantees to obtain the Certificado de Regularidad Tributaria (Certificate of Regular Tax Status). The State of Ceará presented its corresponding collection procedure. Enel Distribución Ceará S.A. will file its first instance administrative defense. The State of Ceará raised new proceedings for the same concept for 2012. Enel Distribución Ceará S.A. presented its defense in the first administrative instance. The next actions are to continue with the defense of the judicial processes. The amount of these litigations is estimated to be approximately R$157 million (approximately ThUS$47,460).

14.- The State of Ceará filed complaints against Enel Distribución Ceará S.A. for the periods 2003, and 2004 to 2010, since it considered that the ICMS calculation for the acquisition of fixed assets was incorrect. Specifically, the State of Ceará states that Enel Distribución Ceará S.A. does not have all the necessary supporting documents and that certain fixed assets were not used for the activity of electric energy production or distribution. In its defense, Enel Distribución Ceará S.A. explained that (i) the relevant legislation does not specify the different types of fixed assets that could be used for the ICMS credit purposes; and (ii) such fixed assets are related to the main activity of the companies, even if they are used at the offices and administrative premises. It also intends to compare the credits with the purchase invoices. Enel Distribución Ceará S.A. filed its administrative defense in all administrative processes and is awaiting final resolutions. There are three tax proceedings that must be decided in the second administrative instance. There are two tax proceedings that must be decided by the third administrative instance. There are six tax proceedings that must be decided by the first administrative instance. There are five tax proceedings that have been decided against the company, with the definitively discussion and conclution in the Administrative Court. The administrative authorities presented a collection action against the company. The company submitted a guarantee and will defend itself against the collection action. Enel Distribución Ceará will continue with its administrative and judicial defense. The amount of this litigation is estimated at approximately R$155 million (approximately ThUS$46,856).

15.- In July 2016, three public civil actions were initiated against Enel Distribución Ceará S.A. and ANEEL, questioning the percentage of tariff adjustment of Enel Distribución Ceará S.A., and in particular, the difference between the rate of adjustment and the inflation rate. The plaintiffs in each action are (i) Procon de Fortaleza, (ii) the Instituto Brasileiro de Defesa do Consumidor (Institute for Consumer Protection) and, (iii) jointly, the Defensoría Pública, the Comité de Protección de los Consumidores-Asamblea Legislativa de Ceará, and the Comité de Defensa y Protección de los Consumidores. The actions initiated by (i) and (ii) are in the initial stages of discussion, and the preliminary (precautionary) measures requested by the plaintiffs were rejected. In the case of action (ii), after Enel Distribución Ceará S.A.’s request, the decision was transferred from the State Court to Federal Court, as well as for the inclusion of ANEEL in the lawsuit. The precautionary measure requested by the plaintiff was rejected. In relation to action (iii), the precautionary measures requested were also rejected, and in addition a resolution was issued on September 6, 2016, rejecting the claim of these institutions. On October 27, 2016, the institutions filed an appeal which was responded to by Enel Distribución Ceará S.A. on November 25, 2016. The court has not issued a resolution on the matter. The amount involved in these proceedings is undetermined. There has been procedural progress without any significant development in the last quarter.

16.- In 2016, the Instituto Brasileiro de Defesa do Consumidor (“IPEDC”) filed a public civil action against Enel Distribución Ceará S.A., alleging improper incorporation of energy theft losses as a component of tariff charged by energy distributors. In summary, the IPEDC claims that consumers should not pay for energy theft losses and it is responsibility of the distribution companies to take the necessary actions to reduce it, as it is a risk of the business. Enel Distribución Ceará S.A.’s defense is based on the argument that the adjustment in the tariff related to energy theft losses is as defined in the regulations. It also argues that ANEEL, through its tariff rules, does not make sufficient investments to reduce energy theft and does not have the structure to take the necessary actions to fight such crime. An unfavorable decision for Enel Distribución Ceará S.A. would lead to the reimbursement of the amounts improperly charged to consumers, possibly implemented through tariff reviews.  The claim is at the preliminary stage and a conciliation hearing was scheduled for March 3, 2017. In addition, Enel Distribución Ceará S.A. has requested to include

ANEEL in the claim, which might result in transferring the decision from State Court to Federal Court. The reconciliation hearing was not held on March 7, 2017, due to the absence of IPEDC. Enel Distribución Ceará S.A. has presented its defense, and also the petition to include ANEEL, on which to date the judge has not ruled. There has been procedural progress without any significant development in the last quarter. The amount involved in this proceeding is estimated to be approximately R$ 521.8 million (approximately ThUS$157,738).

17.- Compañía Eléctrica CELG   was audited by the Brazilian tax authorities due to its position on the exclusion of ICMS amounts from the corporate tax base (PIS / COFINS). The company excluded the ICMS before a final decision, as a result of which, the Brazilian Tax Administration issued four tax proceedings against Compañía Eléctrica CELG, arguing that the exclusion was not allowed. In March 2017, the Supreme Court ruled in favor of the taxpayer in another litigation, which is applicable to similar cases, such as the case in question. The tax authorities are likely to appeal to the Supreme Court. The only possible argument of the tax authority is that, after the judgment, there will be a negative impact on public finances and this may influence the analysis of the Supreme Court on the applicability of the decision issued in March 2017 for other taxpayers. The position of the company is that the ICMS is not income and, therefore, it is not a tax base for the purpose of PIS / COFINS, because this income is income of the State, only collected by the companies. The claim was filed in 2003. In 2007, the Court of Brasilia, the second judicial level, ruled in favor of Compañía Eléctrica CELG, declaring the right of Compañía Eléctrica CELG to pay the PIS and COFINS excluding the ICMS from the base. In 2008, the Tax Administration appealed to the Superior Court. The Superior Court suspended the Compañía Eléctrica CELG litigation until a final decision on the matter before the Supreme Court. The lawsuit must be judged by the Superior Court. The tax authorities filed an appeal to clarify some points in the Supreme Court case and establish appropriately the period in which the decision will be applied to all taxpayers. In the specific litigation of Compañía Eléctrica CELG (for the period from January 2004 to September 2005), Compañía Eléctrica CELG obtained a favorable decision that determined the cancellation of the tax proceedings.  Both Compañía Eléctrica CELG and the tax authorities presented an appeals in order to clarify certain points of the decision. The final decision of the Supreme Court in the main case must be awaited to see if it applies to the specific case of Compañía Eléctrica CELG. The amount involved in the proceeding is approximately R$ 515 million (approximately ThUS$ 155,683).

18.- In order to regularize the debt of the energy bils acquired from FURNAS in the period between 2000 and 2003, on December 12, 2003, CELG signed a Confession of Indebtedness Agreement with FURNAS and the monthly payment of the same corresponded to 2.56% of its income (Gross Operating Revenue). Due to the serious financial position of CELG on April 24, 2012, a shareholders and management agreement between the State of Goiás and Eletrobrás was signed and some emergency measures were adopted, mainly in the financial sphere, but the payments in question were not affected. Although FURNAS did not accept any change in the agreed charges, it still radically altered the position unilaterally over eight (8) years of validity of the aforementioned instrument, without any justification, understanding that the debt should have increased with interest of 1% per month after the payment of the first tranche, unlike the reduced interest of 0.72% provided for in the agreement and consensually applied. This has resulted in a difference in the debt (while CELG D considered it owed about R$ 70 million, FURNAS considered R$ 261.4 million). CELG has presented a claim to reject the threats of restrictions for CELG in front of the regulator (ANEEL) and the collection of the alleged residual balance of R$ 207,159,706.21 (ThUS$ 65,391) as of March 15, 2013. On November 4, 2013, the precautionary and main proceedings have been filed and the judge issued a precautionary decision to prohibit any FURNAS action for the purpose of imposing restrictions on CELG. In August 2015, an appealable judgment favorable to CELG was issued to declare the collection made by FURNAS illegal and the debt of CELG with FURNAS were removed. FURNAS has filed appeals to the Court of Justice of Rio de Janeiro against the judgment, but it has done so after the legal deadline. The justification for FURNAS is that its employees were on strike and due to that situation its procedural deadlines should be suspended for the entire duration of the strike. The president of the Court of Justice has accepted the reasons of FURNAS. CELG has appealed to the Court of Justice against the decision of its president, which was rejected; however, CELG has filed a new appeal with the Superior Court of Justice (SCJ), which to date has not expressed an opinion. Currently, the appeal of FURNAS is pending trial by the Court of Justice and the appeal of CELG against the acceptance of the aforementioned appeal is pending trial in the Superior Court of Justice. If the decision of the Superior Court of Justice was to accept the appeal of CELG, the appeal of FURNAS shall be considered inadmissible and the appealable judgment favorable to CELG shall be final.

19.- In 2012 CELG has submitted a request for a rate review to ANEEL, obtaining the its statement of regularity, but the request has not been accepted in the required terms. In its position, the regulator has not considered all the variations of the costs related to "part A" of the rate (for example non-management costs for the company and purchase of energy) in the period from 2007 to 2011, a period in which CELG was left without any rate adjustment. The requests made in the claim are: a) to adjust the 2012 rate considering the costs as variations of the costs related to "part A" in the period from 2006 to 2012; b) alternatively, the payment of compensation by the Federal Government through the assets of a sectoral management fund (CDE). On December 3, 2014, an appealable judgment was issued against to CELG. CELG has filed an appeal with the Federal Regional Court of the 1st region, which was answered by ANEEL and the Federal Government, and the same is pending to trial. The State of Goiás went on to be a party to the lawsuit, filing an appeal to the Federal Regional Court, as "an interested third party". The claim is with the judge rapporteur (debtor rapporteur) to pronounce a judgment.

20.- In 1993, the defendants (CELG, Goiana Association of Municipalities, State of Goiás and Banco de Goiás) signed an agreement for the payment of debts of the municipalities with CELG through the receipt of ICMS (VAT) quotas that the state should transfer to the municipalities. CELG received the first trials in 2001 and at that time the illegality of the agreement has been verified by the Supreme Federal Court, due to the absence of participation of the municipalities in the process of the agreement. In September 2004, CELG signed an agreement with 23 municipalities. Between 2007 and 2008, CELG received several claims for collection of the amounts that it had already received by reason of the agreement. Currently, there are 113 claims. The position of CELG is that, in spite of the nullity of the agreement, the services have been effectively provided and that the debt paid was regular, that is why the request to return the amounts should not be accepted. The amounts currently involved in the litigation is € 389,696,165 (ThUS$ 460,075), with a budget of € 19,403,887 (ThUS$ 22,908).

21.- PSOL (a political party that opposes the current government of the State of Goiás) has presented a direct action of unconstitutionality against Law No. 19,473 / 2016 from the state of Goiás. Law No. 19,473 of November 3, 2016 created the state policy for maintenance, improvement and expansion of the electric power supply in the State of Goiás. In relation to CELG, the aforementioned law established that the amounts owed by CELG to the State of Goiás in relation to the ICMS (VAT) may be offset by the obligations arising from the administrative and judicial contentious liabilities, although not deeded, from that derived from decisions of administrative authorities so that is not a possibility of appeal, as well as of firm judicial decisions and/or judicial or extrajudicial agreements judicially approved, events generated that have occurred until January 27, 2015 will be the responsibility of the State of Goiás. PSOL claims that the law in question directly violates the Brazilian Federal Constitution affecting the rights of municipalities and civil society, and also it will decrease the financial income of the State of Goiás and consequently the investments for their benefit. In addition, PSOL claims that the tax benefit in question will reduce investments in health and education, which are mandatory legal expenses. In summary, PSOL requires: a) the suspension of the effectiveness of Law No. 19.473 / 2016 of the State of Goiás; and b) at the end, the declaration of the unconstitutionality of the Law. Judge Gilmar Mendes, the judge rapporteur of the litigation, will dictate the first vote in the trial. On February 2, 2017 the precautionary request was rejected. Assembly of the State of Goiás and the Federal Government presented a favorable argument to the constitutionality of the Law. On May 22, 2017 the Federal Government requested its participation in the trial as amicus curiae. On August 15, 2017 FGR - General Prosecutor's Office of the Republic (Procuradoria Geral de República - PGR) has presented its opinion in favor of declaration of unconstitutionality of Article 2, caput, of Law 19,473 / 2016, of the State of Goiás, about the granting of VAT credits (ICMS) to other companies, which is not CELG. We believe that the argument of the Prosecutor's Office is favorable to CELG. On August 31, 2017, State of Goiás has present a petition defending the constitutionality of the entire Law. The litigation is with the judge rapporteur to issue a decision.

22.- Throughout 2016, various people (directly or indirectly involved with political issues - Heliomar Palhares Pedrosa ("Heliomar"), a trade unionist, Roberto Requião de Melo e Silva ("Roberto"), a senator from the Republic;  Luiz Lindbergh Farias Filho ("Luiz"), a senator from the Republic, and Jesus Divino Barbosa de Souza ("Jesus"), a trade unionist, have presented - jointly or separately, three popular actions against CELG de Participações SA ("CELG- PAR"), The Federal Government ("FG"), The Federal Development Bank ("BNDES"), International Finance Corporation ("IFC"), Caixa Económica Federal ("CEF") and Uhy Moreira Auditores ("UHY"), supporting that the sale process of CELG would be illegal. In litigation, they require the annulment of all acts regarding the process of privatization of CELG, as well as the compensation of the damages supposedly suffered by the public treasury. The risk involved in the litigation is the cancellation of the acquisition of CELG by Enel Brasil S.A. and the payment of compensation that must be quantified at the end of the lawsuit, but the lawyers of Enel Brasil S.A. classify them as remote losses. Currently, there are no precautionary decisions against the interests of Enel Brasil S.A. and the lawsuits are in the evidence production phase.

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

34.4Financial restrictions

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

Some of the financial debt contracts of the Company contain cross default clauses. The credit line agreements governed by Chilean law, which the Company signed in March 2016 for UF 2.8 million, stipulate that cross default is triggered only in the event of non-compliance by the borrower itself i.e. the Company, with no reference made to its subsidiaries. In order for debt acceleration to occur in these credit lines due to cross default originating from other debt, the amount overdue of a debt must exceed US$50 million, or its equivalent in other currencies, and other additional conditions must be met such as the expiry of grace periods. These credit lines have not been used.

For a substantial number of the bonds issued by the Company that are registered with the SEC, commonly called “Yankee bonds”, a cross default might be triggered by another debt of the Company on an individual level, or of any significant subsidiary (as it defined contractually), for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$150 million, or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of the specific series of Yankee bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on the Yankee bonds of the Company. The Yankee bonds of the Company mature in 2026. As of December 31, 2017, the outstanding amount for the Yankee Bonds was ThUS$587,081.

The Company’s bonds issued in Chile state that cross default can be triggered only by the default of the issuer, either on a stand-alone or on an aggregate debt basis, when the amount in default exceeds 3% of total consolidated assets. Debt acceleration requires the agreement of at least 50% of the bondholders of the specific series. As of December 31, 2017, the outstanding amount for the domestic bonds was ThUS$31,294.

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

The Series B2 domestic bonds of the Company include the following financial covenants, whose definitions and calculation formulas are set out in the respective contract:

-

Consolidated Equity: Minimum Equity of Ch$660,260 million must be maintained, a limit adjusted at the end of each year as established in the indenture. Equity is the sum of Equity attributable to the shareholders of Enel Américas and non-controlling interests. As of December 31, 2017, the Company’s equity was Ch$5,089,212 million.

-

Debt to Equity Ratio: A debt to equity ratio, defined as Total liabilities to Equity, shall not be more than 2.24. Total liabilities are the sum of Total current liabilities and Total non-current liabilities, while Equity is the sum of Equity attributable to the shareholders of Enel Américas and non-controlling interests. As of December 31, 2017, the debt to equity ratio was 1.44.

-

Unsecured Assets: The ratio of Unsecured assets to Unsecured total liabilities must be at least 1. Total Unsecured or free assets is the difference between Total assets and Total secured assets. Total unsecured or free assets consists of Total Assets less the  sum of Cash, Bank balances, Current accounts receivable from related parties, Current payments in advance, Non-current accounts receivable from related entities, and Gross identifiable intangible assets, while Total secured assets relates to assets pledged as security. On the other hand, Total unsecured liabilities consist of the sum of Total current liabilities and Total non-current liabilities, less liabilities secured by collateral. As of December 31, 2017, this ratio was 1.13.

The undisbursed credit lines in Chile include the following covenants, whose definitions and calculation formulas are set out in the respective contract:

- Debt to Equity Ratio: A debt to equity ratio shall not be more than 1.3. Debt is defined as the sum of current and non-current interest-bearing borrowings, while Equity is the sum of Equity attributable to the shareholders of Enel Américas and non-controlling interests. As of December 31, 2017, the debt to equity ratio was 0.60.

- Debt repayment capacity (Debt/EBITDA ratio): A debt to EBITDA ratio shall not be more than 3.5. Debt is defined as the sum of current and non-current interest bearing borrowings, while EBITDA is defined as operating income less depreciation and amortization expenses and impairment losses (or reversals) for the four moving quarters ended at the time of calculation. As of December 31, 2017, the Debt/EBITDA ratio was 1.70.

On the other hand, the Yankee bonds or any other debt of the Company on a stand-alone basis are not subject to financial covenants.

As of December 31, 2017, the most restrictive financial covenant for the Company was the Unsecured Assets ratio with respect to Series B2 domestic bonds.

In Perú, the debt of Enel Distribución Perú S.A. only has a single covenant:

- Local bonds of the fourth program, whose outstanding amount as of December 31, 2017 was ThUS$87,933 and final maturity in January 2028, are subject to Debt to Equity Ratio which is calculated by dividing Total liabilities less deferred liabilities by Equity.

On the other hand, the debt of Enel Generación Perú S.A. includes the following covenants:

- Local bonds whose outstanding amount as of December 31, 2017 was ThUS$54,887 and final maturity in January 2033, are subject to Debt to Equity Ratio which is calculated by dividing Debt less cash by Equity.

- Bank borrowings of Chinango, Enel Generación Perú’s subsidiary, with Bank of Nova Scotia, whose outstanding amount as of December 31, 2017 was ThUS$2,124 and final maturity in January 2019, include covenants, calculated at the individual level, to maintain an indebtedness ratio calculated as net debt less cash divided by net equity and ability to pay the debt calculated as financial debt divided by EBITDA.

- As of December 31, 2017, the most restrictive financial covenant for Enel Generación Perú S.A. was the ratio of indebtedness corresponding to the local bonds, while Chinango's most restrictive convenant was the ability to pay the debt.

Finally, in Perú, the debt of Enel Generación Piura includes the following covenants:

- Finance lease arrangement with Banco de Crédito del Perú whose outstanding amount as of December 31, 2017 was ThUS$56,687 and final maturity in June 2020, is subject to the following covenants: Debt Repayment Capacity Ratio calculated by dividing Cash Flows for Debt Service by Debt Service, and Debt to Equity Ratio calculated by dividing Total liabilities less Deferred Liabilities by Equity.

- Finance lease arrangement with Banco Scotiabank whose outstanding amount as of December 31, 2017 was ThUS$40,818 and final maturity in March 2022, is subject to the same financial covenants as those for the finance lease arrangement with Banco de Crédito del Perú.

- As of December 31, 2017, the most restrictive financial covenant for Enel Generación Piura was the Debt to Equity Ratio.

In Brazil, the debt of Enel Distribución Río S.A includes the following covenants:

- Ninth local bond issue whose outstanding amount as of December 31, 2017 was ThUS$180,676 and final maturity in December 2020, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and Debt to Equity Ratio calculated by dividing Debt by Net Equity.

- Loan with Banco Nacional de Desenvolvimiento (“BNDES”) whose outstanding amount as of December 31, 2017 was ThUS$153,263 and final maturity in December 2023, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and the Debt to Equity Ratio calculated by dividing Debt by Net Equity.

- Loan with Citibank and Banco Itaú whose outstanding amount as of December 31, 2017 was ThUS$37,854 and ThUS$114,960 and final maturity in December 2018 and July 2021 respectively, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and the Debt to Equity Ratio calculated by dividing Debt by Net Equity.

- As of December 31, 2017, the most restrictive financial covenant for Enel Distribución Río S.A. was the Debt/EBITDA ratio corresponding bank borrowings with BNDES.

In addition, the debt of Enel Distribución Ceará S.A. includes the following covenants:

- Loan with Electrobrás and Banco do Brasil whose outstanding amount as of December 31, 2017 was ThUS$77,508 and final maturity in October 2023, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA.

- Loans with BNDES and Banco Itaú whose outstanding amount as of December 31, 2017 was ThUS$107,760 and final maturity in December 2023, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and Debt to Equity Ratio calculated by dividing Debt and Net Equity.

- Third local bond issue whose outstanding amount as of December 31, 2017 was ThUS$44,035 and final maturity in October 2018, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and the Debt Coverage Ratio calculated by dividing EBITDA by Interest Expense.

- Fifth local bond issue, whose outstanding amount at December 31, 2017 was ThUS$ 150,039 and final maturity, in December 2024, includes the covenant to maintain its ability to pay debt, calculated as net debt over EBITDA.

- As of December 31, 2017, the most restrictive financial covenant for Enel Distribución Ceará S.A. was the Debt/EBITDA ratio for the corresponding bank borrowings with BNDES.

The debt of Enel CIEN S.A. includes the following covenants:

- Loans with BNDES whose outstanding amount as of December 31, 2017 was ThUS$4,067 and final maturity in June 2020, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and Debt to Equity Ratio calculated by dividing Debt and Net Equity.

- As of December 31, 2017, the most restrictive financial covenant for Enel CIEN S.A. was the Debt to Equity Ratio.

Finally, in Brazil, the debt of Fortaleza includes the following covenant:

- Loan with Citibank, whose outstanding amount as of December 31, 2017 was ThUS$60,727 and maturity in April 2020, includes the covenant debt ability to pay calculated as net debt over EBITDA.

In Colombia, the debt of Codensa S.A. (“Codensa”) includes the following covenants:

Loan with the Bank of Tokyo whose outstanding amount as of December 31, 2017 was ThUS$123,167 and final maturity in June 2021, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA.

All of our subsidiaries not mentioned in this note are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically but is subject to certain conditions, such as a cure period.

As of December 31, 2017 and 2016, neither the Company nor any of its subsidiaries were in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

34.5Other Informations

Enel Generación Costanera S.A. (formerly named Central Costanera S.A.)

Availability Agreements for Combined Cycles and Turbosteam

On March 18, 2015, the Undersecretary of Electric Energy issued its Note SS.EE. 476/2015, which established the procedure to coordinate the remuneration according to SE Resolution No. 95/2013 and the “Availability Agreements for Combined Cycles and Turbosteam” (hereinafter the “Availability Agreements”) entered into between Enel Generación Costanera and CAMMESA, effective on February 2014. As established in Note SS.EE. 476/2015, Enel Generación Costanera shall temporarily relinquish its right to receive the “Additional Remuneration Trust” established under SE Resolution No. 95/2013, except for those already committed, its amendments and supplements, as well as, the “Remuneration for Non-Recurrent Maintenance” as established in Res. SE No. 529/2014, its amendments and supplements.

The procedure led to the reversal of the deductions made and applied to Enel Generación Costanera S.A. as established in Notes S.E. No. 7594/2013 and No. 8376/2013. Since January 2015, the rights that Enel Generación Costanera relinquished were applied to compensate for the funds received from CAMMESA from that date on to perform the works provided for in the agreements.

On June 29, 2015, the Secretary of Energy issued Note S.E. No. 1210/2015 instructing CAMMESA on the methodology to adapt the remuneration conditions set forth in the respective terms of the Availability Agreements, taking into account the concepts defined in SE Resolution Nos. 95/2013 and 529/2014 and any applicable regulation.

On July 3, 2015, Enel Generación Costanera and CAMMESA signed an addendum to the Availability Agreements. The initial terms and those in the addendum shall rule the agreement between the parties and shall be understood as entirely valid until the expiration date referred to in the agreements. Consequently, CAMMESA gathered all the required documents, as well as the modifications included in the addenda, according to the defined procedure.

On August 30, 2016, CAMMESA through Note B-110359-1 informed Enel Generación Costanera that the Secretary of Electrical Energy authorized the re-allocation of the funds from the Supplementary Works for up to US$5,287,772, which were originally assigned to Turbosteam Units No. 3 and 4 and 6. Likewise, the scope of the Supplementary Works to be performed in Turbosteam Units No. 6 and No. 7 was expanded for an amount up to US$ 10,575,000 plus VAT and import duties. On December 16, 2016, it Addendum No. 5 to the Turbosteam Equipment Availability Contract with the MEM was signed. The amendments approved the re-allocation of funds required to perform the supplementary works in turbosteam unit No. 6 for US$5,287,772 plus taxes, and the funds for the supplementary works in Turbosteam Units No. 6 and No. 7 was increased to US$10,575,000 plus taxes.

The availability contract for combined cycles equipment expired on October 31, 2016. In December 2017, and despite that certain minor works subsequently performed, Enel Generación Costanera submitted letters to CAMMESA in order to request to finalize the availability contracts of equipment. As of the date of these financial statements, Enel Generación Costanera has not received any notification from CAMMESA related to finalizing such contracts. The financial statements of Enel Generación Costanera as of December 31, 2017 include the estimated effects based on management’s judgement considering the expected resolution of this matter.

On December 2017, the company sent two notes to CAMMESA in order to request the cessation of the equipment availability commitment agreements. By the issuance date of the financial statements, the company has not received any notification from CAMMESA regarding the cease of aforementioned contracts.

Central Vuelta de Obligado (VOSA)

During the 2016 year, Central Vuelta de Obligado S.A. ("VOSA") continued generating energy at the demand of CAMMESA with the two simple cycle Gas Turbine with both fuels. However, the project progress slowed down. This fact resulted in several claim notes from VOSA to General Electric Internacional Inc. and General Electric Internacional Inc. Argentina branch ("GE"), acting on behalf of Fideicomiso Central Vuelta de Obligado ("FCVO), to get the project pace back on track. In this regard, on February 12, 2016, GE initiated a higher costs claim to the FCVO through the contractual clause of "friendly negotiations". During September 2016, due to the additional costs derived from inflation, the negotiations ended in an arbitration process provided in the contract. On November 10, 2016, FCVO and VOSA were notified by the Arbitration Court of the Buenos Aires Stock Exchange about the arbitration suit filed by GE. In response, VOSA rejected GE's claims and considers them unfounded and unjustified.

On August 7, 2017, following a series of negotiations tasks, FCVO and GE signed a Second Supplemental Agreement ("SAS" for its acronym in Spanish) by means of which GE commits to achieve the Beginning of the Total Operation ("IOT" for its acronym in Spanish) no later than February 28, 2018. In addition to other issues, the parties agreed to new penalties for non-compliance, the delivery of new guarantees, and the suspension of all judicial and/or extrajudicial deadlines until May 29, 2018 regarding the actions and claims between the FCVO and GE. For this reason, the parties requested the Court to suspend the arbitration process. The Court finally resolved to suspend the process until May 28, 2018.

However, in the opinion of the management of the Company, there is no doubt that this will be concluded.

CAMMESA Debts

On August 18, 2016, CAMMESA and Enel Generación Costanera formalized a mutual and collateral assignment agreement, for AR$ 1,300 million required to finance the power plant operation. The methodology and deadlines to implement for the repayment will be a maximum of 48 equal monthly payments with a 12 month grace period, counted from the installment of the last partial advance or on December 31, 2016, whichever occurs first. The interest rate to apply will be equivalent to the average monthly yield obtained by CAMMESA in its financial placements.

As of December 31, 2017, this debt balance was AR$1,853,477,112 (including interest), with AR$1,390,107,834 as non-current liabilities and AR$463,369,278 as current liabilities. As of December 31, 2016, the debt balance was to AR$ 1,274,204,700 (including interest) and disclosed as non-current liabilities.

Enel Generación Costanera guarantees the repayment of these funds through a pledge with registration in first grade on the COSTTV01-02-03-04-06-07 units and with the assignment of 100% of its credits in the MEM.

Scheme of Remuneration of Generation Costs

On February 2, 2017, the Secretary of Electrical Energy (“SEE”) issued Resolution No. 19/2017 replacing SEE Resolution 22/2016, which setsed remuneration guidelines applicable to power generating plants. The Resolution defined the minimum remuneration for the energy capacity by technology and scale, and allows thermal units to offer equal remuneration for energy availability contracts for all technologies. Thermal generators may declare the price of firm capacity to be committed for a three-year period per unit each summer period, and may also provide the information by summer and winter periods (adjustments could be made during the period). As an exception applicable to 2017, Resolution No. 19/2017 authorized the declaration of the Guaranteed Availability Commitments (Compromisos de Disponibilidad Garantizada, in Spanish) in conjunction with the information required for the Winter Seasonal Programming, effective from May 1, 2017 to October 31, 2017.

Regarding hydroelectric power plants, a new scheme to evaluate the capacity was defined, based on the real capacity available (which implies a greater value of capacity to be remunerated compared to the previous regulations). Likewise, a base capacity value and an additional discriminated capacity value of May to October 2017, and from November 2017 was presented.

Resolution No. 19/2017, sets the following remunerations for generators, which are denominated in U.S. dollars (which be translated to Argentine pesos using the last business day of the corresponding month the Document of Economics Transactions, exchange rate published by the Argentine Central Bank) for the term established in CAMMESA’s procedures:

Energy Capacity Remuneration for Thermal Power Plants:

Minimum Price (from February 2017)

•	Large Cycle: US$ 3,050 per MW-monthly.
•	Large Turbo Steam: US$ 4,350 per MW-monthly
•	Large Turbo Generator: US$ 3,550 per MW-monthly

Base Price for remuneration with commitment

•	May 2017 - October 2017: US$ 6,000 per MW-monthly
•	November 2017 onwards: US$ 7,000 per MW-monthly

Additional price for remuneration with commitment (Maximum) (*)

•	May 2017 – October 2017: US$1,000 MW-monthly
•	November 2017 onwards: US$2,000 MW-monthly

(*) It is a maximum price because CAMMESA will carry out bidding processes based on the system needs upon facing critical requirements.

Energy Remuneration:

Generated Energy

•	Combined Cycles and TSm:

•Gas: US$5 per MWh

•LNG: US$8 per MWh

Operated Energy:

Thermal generators: US$2 per MWh

The energy prices are applied at each Node.

REMUNERATION FOR HYDROELECTRIC POWER

•Minimum Price (since February 2017)

•Chocón: 2,000 US$MW-month

•Arroyito: 3,000 US$MW- month

Additional Price

•	May 17-October 17: 500 US$MW-month
•	November 17 onwards: 1,000 US$MW-month

From November 2017, 50% of the additional remuneration is subject to the disposal of the insurance of major events (turbines, etc.) and the control system progressive modernization.

REMUNERATION FOR ENERGY

Generated Energy:

•	Engines

Gas: 7 US$MWh

Liquid: 10 US$MWh

•	•Hydroelectrica: 3.5 US$MWh

Operated Energy (associated with Rotating power): Thermal: 2 US$/MWh; Hydro: 1.4 US$MWh.

The energy values are defined in the Node.

US$ 1 / MWh is deducted for generated energy until the balance of the financing for major and/or extraordinary maintenance is paid. Regarding this point, on February 22, 2017, by means of a note of the Undersecretary of Thermal Energy, Transport and Distribution of Electric Power, it was established that the correspondent amendments must be made to the financial agreements and that the term of maximum refund is established in 48 monthly installments. If the refund period exceeds 48 monthly installments, the refund method must agree with each generator.

New Scheme for Allocation of Transportation Costs

-

SEE Resolution No. 1085/17, as of December 1, 2017, modifies the manner in which the Generating Agents pay for the use of the transportation system (the carrier's remuneration is unaltered, because it was set in its respective RTI), and synthetically establishes:

-	The associated costs to transportation remuneration will proportionally distribute to the demand.
-	Generating Agents will pay only for direct connection charges.
-	Instructs to CAMMESA to propose the necessary modifications to the conceivable procedures in 90 days.

Enel Generación El Chocón S.A.

Unassigned Profit Distribution

On April 3, 2017, the Ordinary and Special Class General Assembly unanimously resolved to increase the legal reserve by AR$27,876,311, allocate the sum of AR$340,000,000 to dividend pay in cash and increase the facultative reserve by AR$ 301,042,576, The aforementioned responds to a prudent, reasonable and efficient administration of the company, until the liquidity situation of the company allows give it another purpose.

On November 9, 2017, the Extraordinary General Meeting unanimously resolved to release the facultative reserve for AR$300,000,000 and allocate said sum to cash dividend payment, understanding that neither the solvency nor the liquidity of the company are compromised.

On April 28, 2016, the Ordinary and Special Class General Assembly had unanimously resolved to increase the legal reserve by AR$76,184,868, and increase the facultative reserve by AR$1,447,512,492, understanding that responded to a prudent, reasonable and efficient administration of the company.

Provisions and Contingent Liabilities

Federal Administration of Public Revenue – General Taxation Office (AFIP in Spanish)

The Company presented its sworn income tax statement for the year 2013, applying the adjustment mechanism for tax inflation provided by the Income Tax Law. As for the Company, the regulatory impossibility for inflationary adjustment in tax matters would result in a non-existent income tax determination. This is because the inflationary adjustment mechanisms on tax assessment result in a tax loss, and if the adjustment mechanisms for inflation were not applied, there would be a confiscation assumption in accordance with the jurisprudence of the Supreme Court of Justice of the Nation in "Candy S.A.". In a supplementary manner, the Company filed a Declaration of Certainty Action and Precautionary Measures to the National Court of First Instance in the Federal Administrative Matters, with the purpose of obtaining the statement, in the specific case, the inapplicability of any rule that suspends the application of adjustment mechanisms for inflation due to an alleged confiscatory nature. On October 31, 2014, the negative judicial resolution of the precautionary measure requested by company was notified. Against this resolution, on November 7, 2014, the company filed an appeal to the Appeals Chamber in Federal Administrative Litigation. Said Chamber notified its resolution on March 12, 2015, confirming the rejection of the precautionary measure. On November 21, 2014, the company requested that the court of first instance transfer the Declaratory Action to the National Treasury, in order to proceed with the substantive issue, treatment parallel with the challenge of the rejected requested precautionary measure resolution. On May 13, 2015, the company requested the intervening court to open the period allowed for producing evidence, whith was on May 18, 2015. By virtue of this, the, transfers of the proof points offered were answered and carried out and which the Court resolved making room for the expert proof points offered by both parties. On May 30, 2017, the expert presented the expert report, in which arrived at the same coefficients as those indicated by the Company in the filed claim. On June 6, 2017, the court ordered a transfer to the parties of the expert report. Thus, the Company proceeded to personally notify the expert report and submitted its transfer reply, in accordance with said report, where it is stated that there are no observations to be made regarding the adjustments and items affected by the adjustment for inflation related to the sworn income tax statement. On other hand, the National Treasury replied to the transfer in a timely manner, formulating certain challenges to the aforementioned report. Currently, the National Treasury must transfer to the expert accountant to answer about the clarifications requested by Federal Administration of Public Revenue (AFIP).

Additionally, the Company presented its sworn income tax statement for the year 2014, applying the tax inflationary adjustment mechanism provided for in the Income Tax Law to the same effect as done for fiscal year 2013. Pursuant to the above, in a complementary manner, the Company filed on May 8, 2015 a Declarative of Certainty Action to the National Court of First Instance in Federal Administrative Matters. This in order to obtain a declaration, in the specific case, of the inapplicability of any rule that suspends the application of inflationary adjustment mechanisms due to an alleged confiscatory nature. On June 11, 2015, the court took into account the lawsuit filed, ordering its communication to the Procurator of the Treasury of the Nation. On September 25, 2015, the file was sent to the Federal Prosecutor's Office on the issue of on the jurisdiction of the intervening Court. On October 30, 2015, and in response to the statement made by the Federal Prosecutor, the court was deemed competent, and the claim was also sent to the AFIP. Consequently, on December 11, 2015, the Company transferred the claim to the AFIP, who answered it in due time and form. Subsequently, on April 6, 2016, the Company requested the intervening court to open the provisionary period, which was ordered on April 28, 2016. Thus, on June 23, 2016, the the parties provided the evidence. As a result, the transfers of the offered proof points were carried out, and were answered in a timely manner by both parties. On December 22, 2016, the court decided to reject the objections raised by the Company and acknowledge the additional points proposed by the National Treasury. On May 31, 2017, having examined the administrative file, the Company observed the discharge report dated February 2, 2017, signed by the AFIP, which. The aforementioned states that there are no observations to be made regarding the adjustments and items affected by the adjustment for inflation related to the sworn income tax statement presented by the Company and submitting said report to the External Inspection Division II for its consideration.

Following a reasonable criterion consistest with the prior business years, the Company presented its sworn income tax statement for the year 2016, applying the adjustment mechanism for tax inflation provided by the Income Tax Law to the same effect as made for the business years 2013 and 2014. In a supplementary manner, the Company filed, on May 15, 2017, a Declaration of Certainty Action with the National Court of First Instance in the Federal Administrative Contentious Matters, for the same purposes as that carried out for the aforementioned business years. The Federal Administrative Contentious Court No. 2, Secretary No. 3 processed said the claim , which, on May 31, 2017, ordered to accompany all the documentation offered by the Company. On July 31, 2017, was attached to the file the aforementioned documentation, and subsequently on August 16, 2017, the filing of the official letter addressed to the Procurator General of the Nation was accredited. On September 22, 2017, the court ordered the transfer of the claim to the National Treasury. Consequently, on November 17, 2017, the pertinent official letter was submitted to the Court to complete the transfer of the claim to the National Treasury for the purpose of confrontation, and the file is currently in office.

Given the high probability that Enel Generación El Chocón's proposal should find a favorable resolution both at the judicial level and at the National Tax Court in terms of income tax inadmissibility for the years 2013, 2014 and 2016 as a result of an assumption of confiscation, the Company in 2017 reversed a of AR$411,770,483, tax provision plus the AR$107,792,572, reimbursement interest which were previously included in current liabilities. As of December 31, 2016, the Company had recorded a provision of taxes for AR$438,569,971, plus the reimbursement interest of AR$91,268,674, included in current liabilities.

Edesur S.A.

On April 5, 2016, ENRE issued Resolution Nos. 54 and 55. Resolution No. 54 the ENRE approved the tender specifications for contracting an advisor for the RTI of Edesur.

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

On October 28, 2016, in relation to the RTI process, a hearing was held to notify and allow comments on tariff proposals presented by the distribution companies Edesur and Edenor S.A. under ENRE Resolution No. 55/2016.

Edesur presented a summary of its proposal for the next five years, which highlighted the projected significant investments for the period 2017 – 2021. Likewise, it stated its focus on improving the quality of service through the reduction of supply restitution timing, optimization of customer service and the incorporation of technology in all of its operating processes.

On November 14, 2016, ENRE published in the Diario Official a note in relation to the public hearing, and committed to issue a final resolution on the hearing 30 days after November 11, 2016.

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

On February 1, 2017, ENRE issued Resolution No. 64, which approved new prices for the tariff table.

In relation to the application of the new structure and tariff charges, the MEyM understood that it was timely and convenient to instruct ENRE to limit the increase in the VAD arising as a result of the RTI process to be applied from February 1, 2017, to a maximum of 42% with respect to the VAD in effect to date, having to complete the application of the remaining value of the new VAD, in two stages: the first one in November of 2017 and the second one, in February of 2018.

In addition, it provides that ENRE must recognize, to the concessionary company, the difference of the VAD resulting from the application of the gradual increase in the tariff recognized in the RTI, in installments from February 1, 2018 to January 31, 2021, which will incorporate to the value of the resulting VAD at that date. On July 26, 2017, ENRE issued Resolution No. 329/2017, which establishes the determination the recovery process of the loan and its billing in 48 installments from February 1, 2018.

The regulations also establish the updating method of the company´s income for the effect of changes in the prices on the economy and all other issues related to the quality of service provision and the supply regulation.

In compliance with ENRE Resolution No. 64/2017, on March 20, 2017 Edesur confirmed the investment plan for the 2017-2021 period, duly informed for the RTI plus the reconversion of the Balcarce and Tres Sargentos Substations from 27.5 to 13.2 kW. Additionally, indicated the adapting possibility of said plan in the future to changes in demand.

On April 17, 2017, the MEyM issued a note which it instructed the Electric Energy Secretariat (SEE in its Spanish acronym) to determine within a period of 120 working days any unresolved obligations and its treatment to grant, and to issue, during the following 30 days, a final resolution report. For these purposes, the SEE asked Edesur, ENRE and CAMMESA for the relevant information.

With the issue of ENRE Resolution No. 64/2017, its amendments and SEE Resolution No. 20/2017 which approved the seasonal summer rescheduling and fixed seasonal reference prices, is overcome the tariff transition stage established in the Agreement. This Agreement signed on August 29, 2005, counted on with the signatures of Edesur and the then Ministries of Economy and Production, and Federal Planning, Public Investment and Services, becoming the Company rule by as established in its Concession Contract.

On May 2017, SEE, through Resolutions No. 256 and No.261, approved the winter seasonal rescheduling and extended the seasonal reference prices set by SEE Resolution No. 20/2017, until October 31, 2017.

On May 16, 2017, the Electricity Dependent Law 27,351 was enacted through PEN Decree No. 339/2017. It provides free, continuous electricity supply to those who registered. As of the date of issuance of these financial statements, the definition of enforcement authority by PEN and the allocation of the item's budget required for compliance with the standard are pending.

On October 27, 2017 the ENRE, in compliance with the MEyM Resolution No. 403, through Resolutions 526 and 527 convened a Public Hearing by November 17, 2017 at Palacio de las Aguas. The following matters were treated: Firstly,

1)

The new power and energy reference prices, the reference price for power and reference energy stabilized for the distribution companies in each one’s equivalent node, corresponding to the Seasonal Summer Period 2017-2018;

2)	The Electrical energy saving promotion plan.
3)

The welfare tariff and the distribution methodology, between the demand of the MEM, (the cost represented by the remuneration of the electric power transportation in extra high voltage) and, the respective region demand (that corresponds to the regional distribution. system).

Secondly, it informed about the impact the MEyM measures will have on the bills for users of distribution companies as a result it of the Public Hearing that the Ministry convened by Resolution MEyM 403/2017. The Public Hearing mentioned the prices of the Wholesale Electricity Market, subsidies withdrawal from the electric power, transportation and the distribution criteria among the transportation users about the Carriers remuneration (which this agency resolved at the time of the Comprehensive Tariff Review of the Transportation of Electric Power).

On November 1, 2017, the ENRE published Resolution No. 525, partially making the reconsideration appeal filed by Edesur against ENRE Resolution 64/2017. In the resolution, accepted its proposal regarding the treatment of the easements and requesting submit the annual plan for the regularization of easements to be developed during the period 2017-2021, within 60 days after the notification. This time-lapse also applies to CAMMESA’s expenses recognitions, fees and others that should be present in future adjustments ex -post and minor modifications to the quality system and other recognitions.

As a result, on December 1, 2017, through Resolution No. 602, ENRE resolved to approve the new Edesur's Own Cost of Distribution values, through the application of the mechanisms provided in the RTI. It jointly issued the new Tariff Tables that reflect the new Seasonal Prices (generation and transportation) contained in the resolution of the 1091 Electric Energy Secretariat of 2017, as well as the new subsidy schemes for the Welfare Tariff and bonus for consumption savings for residential users.

On January 31, 2018 Resolution No. 32/2018 and its annexes were published, containing the Edesur tariff tables effective as of February 1, 2018. It includes the adjustment for inflation, the ex-post adjustments of the previous quarter, the charge for the 48 installments of deferred VAD updated to date, the efficiency factor and adjustments for structural changes. The standard also includes the value of the average rate of $ 2.2828 / KWh.

Financial Position of Edesur

Pursuant to the provisions of article 206 of Law 19,550, as of December 31, 2017, Edesur is in a situation of mandatory reduction of capital stock because the accumulated losses include all the reserves and more than 50% of the corporate capital. Edesur believes that the measures ordered for the tariffs during 2018 and the final resolution of the RTI will allow it to restore the economic-financial equation provided for in the law and in the Concession Contract, and to reverse the effects in the network of the limited levels of investment as a result of the sustained decrease in revenue in the years 2002 to 2014 and consequent financial restrictions, and thus achieve the final normalization of the situation of the electric service provided by the company.

In addition, although the company has a negative working capital, the main components of the current liabilities (debt with CAMMESA for the energy purchase of energy and debt for fines with ENRE) are subject to modifications to specific regulations and discussions and work meetings with the area authorities. These discussions and meetings are in progress at the date of these financial statements. The company's Management considers that will be successful in adapting the payment periods of said obligations to the company's actual payments possibilities, by not enforce them in the short term. However, and until the results of these negotiations are specified and implemented, said liabilities are disclosed as current.

The Company is committed to exercising all of its rights to balance operating cash flows in order to continue providing the service and protecting its equity. However, given the measures necessary to reverse the current situation depend on the occurrence of certain events that are not under the control of the Company, it's not possible to certainty ensure the result of the aforementioned process.

The following applies to all the companies in Argentina

Tax Reform

On December 29, 2017, the Decree 1112/2017 of the National Executive Branch was signed, enacting the Tax Reform Law No. 27,430 sanctioned by the National Congress on December 27, 2017. The law was published in the Official Gazette on the date of its enactment. The following points are significant aspects of that reform:

a)Corporate Income Tax and Additional Dividend Tax

Reduction of the corporate income tax rate and the additional tax on distribution of dividends.

Until the fiscal year ended December 31, 2017, the corporate income tax rate of 35% is maintained, which will be reduced to 30% during   fiscal years starting from January 1, 2018, and 25% for fiscal years beginning on or after January 1, 2020. The effects of this reduction affected the measurement of deferred tax assets and liabilities as of December 31, 2017.

The reduction in the corporate tax rate supplements the application of the additional tax on distribution of dividends to local individuals and beneficiaries abroad, which the company must withhold and pay to the Treasury as a single, definitive payment when the dividends are paid. This additional tax will be 7% or 13%, depending on whether the dividends distributed correspond to earnings of a fiscal year in which the company was taxed at the 30% or 25% rate, respectively. For these purposes it is considered, without admitting proof to the contrary, that the dividends that are made available correspond, firstly, to the retained earnings of greater age

b)Equalization Tax

In accordance with the Law 25,063, the dividends paid in excess of the tax profits accumulated at the end of the business year immediately prior to the date of said payment (when applicable, distribution of profits), generates the obligation to withhold a surplus of 35% of income tax as a single, final payment. Said withholding will no longer apply to dividends (when applicable, profits) attributable to earnings accrued in business years from January 1, 2018.

c)Inflationary adjustment

For the net income determination of the years starting in January 1, 2018, the company may deduct or incorporate the taxable income for the year the inflationary adjustment obtained by application of the particular rules contained in articles 95 to 98 of the  income Tax law. This adjustment will only proceed if the variation percentage in the Internal Wholesale Price Index provided by the National Institute of Statistics and Census, according the drawn up tables by the AFIP, accumulates (a) in 36 months prior to the period-end closing, a percentage higher than 100%, or (b) in the first and second business year beginning on or after January 1, 2018, an accumulated variation, calculated from the first of them and until the end of each year, which exceeds by one third or two thirds, respectively, the aforementioned 100%.

d)Price-Level Adjustment of Acquisitions and Investments Made in Business Years Beginning on or after January 1, 2018

For the acquisitions or investments executed in fiscal years starting on or after January 1, 2018, the following price-level adjustments will be made, based on the percentage changes in the Internal Wholesale Price Index provided by the National Institute of Statistics and Censuses according to the tables drawn up by the AFIP for these purposes. For alienation of depreciable fixed assets, real estate that does not have exchange assets, intangible assets, shares, quotas or equity investments (including shares of mutual funds), the computable cost in the calculation of gross profit will be price-level restated by the aforementioned index, from the date of acquisition or investment until the date of disposal, and will be reduced, as the case may be, by the depreciation that would have been applied, calculated on the restated value.

The deductible depreciation corresponding to buildings and other construction on real estate used for activities or investments, other than exchange assets, and those corresponding to other assets used to produce taxable profits, will be calculated by applying the aforementioned price-level adjustment rate to the ordinary depreciation installments, referred to the date of acquisition or construction indicated by the table prepared by the AFIP.

e)Tax Revaluation

Law 27,430 allows the exercise of the option to revalue for tax purposes, for one time only, certain assets owned by the taxpayer existing at the end of the first fiscal year ended after December 29, 2017 (legal effective date ), to the extent that:

(i)	they are located, placed or used economically in the country, and are used to generate taxable profits,
(ii)	they are not assets with accelerated depreciation or are not fully depreciated, and
(iii)	they are not assets that were externalized in accordance with Law 27,260.

The exercise of the option entails the payment of an excise duty on all revalued assets according to the proportion established for each type of asset, which will be applied to the difference between the residual revalued tax value and the tax value of residual origin, calculated in accordance with the provisions of the Income Tax Law. The determined tax is not deductible for the purposes of the income tax assessment, and the gain for the revaluation amount is exempt from income tax. Also, the amount of the revaluation, net of the corresponding depreciation, is not computable for the purposes of the assessment of the minimum presumed income tax.

The revaluation is made applying a revaluation factor from the year of acquisition of the assets that arise from a table contained in Law 27,430, and the value thus determined is subtracted from the depreciation that would have corresponded according to the Income Tax Law for the periods of useful life elapsed, including the period of the option. For non-exchangeable real estate assets and depreciable fixed assets, there is the option of the estimate made by an independent appraiser, as long as it does not exceed the 50% that would result from applying the revaluation factor. The revalued assets will continue to be price-level restated for tax purposes based on the percentage variations of the Internal Wholesale Price Index index provided by the National Institute of Statistics and Census, according to the tables drawn up by the AFIP for these purposes. Thus, the depreciation to be deducted in the income tax assessment will have as components (i) the depreciation installment calculated based on the value of origin, method and useful life timely adopted for the calculation of the income tax, plus (ii) the depreciation installment corresponding to the amount of the revaluation with the aforementioned subsequent price-level adjustment. If a revalued asset is disposed of in one of the two business years immediately following the year taken as the basis for the revaluation calculation, the computable cost will have a penalty, consisting of reducing the residual amount of the price-level restated revaluation by 60% if the disposal takes place in the first of the aforementioned years, or by 30% if it takes place in the second of those years.

Those who exercise the option to revalue their assets in accordance with the provisions of Law 27,430 must

(i)

waive the right to promote any judicial or administrative process for which the application of price-level adjustment procedures of any nature up to the present date is claimed for tax purposes until the date of the first year, the end of which occurs after the effective date of that law, and

(ii)

Withdraw the actions and rights invoked in processes that had been promoted in respect of business years previously ended. Also, the calculation of the depreciation of the amount of the revaluation or its inclusion as computable cost of a disposal in the calculation of the income tax, will imply, for the business year in which that calculation is made, the waiver of any price-level adjustment claim.

At the date of approval of these financial statements, Edesur and Central Costanera are analyzing the financial effects of the tax revaluation and have not yet decided whether they will make use of the option established by Law 27,430. Enel Generación El Chocón’s Management has decided not to exercise the option of tax revaluation and to maintain the rights referred to in the preceding paragraph.

35.	PERSONNEL FIGURES

The Group personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2017 and 2016:

Country	12-31-2017				Annual Average
Country	Managers and key executives	Professionals and Technicians	Staff and others	Total
Chile	7	45	3	55	58
Argentina	45	3,709	1,107	4,861	4,801
Brazil	19	2,756	814	3,589	3,788
Peru	45	863	-	908	907
Colombia	37	1,941	2	1,980	1,963
Total	153	9,314	1,926	11,393	11,517

Country	12-31-2016
Country	Managers and key executives	Professionals and Technicians	Staff and others	Total	Annual Average
Chile	8	49	5	62	55
Argentina	50	3,748	1,137	4,935	4,902
Brazil	25	1,888	586	2,499	2,548
Peru	43	887	-	930	935
Colombia	37	1,820	41	1,898	1,910
Total	163	8,392	1,769	10,324	10,350

It is important to note that the Group’s operations in Chile, beginning on March 1, 2016, are part of the new company named Enel Chile (see Note 6.1), which has been classified as held for distribution to owners.

36.	SANCTIONS

There are not no sanctions that could materially affect the financial statements for then years ended December 31, 2017, 2016 and 2015.

37	ENVIRONMENT

Environmental expenses for the years ended December 31, 2017, 2016 and 2015, are as follows:

				12-31-2017						12-31-2016
Company incurring the cost	Project Name	Description	Project Status	Costs incurred	Capitalized cost	Expense amount	Cost to be incurred in the future	Expected date of incurring the cost	Total expenditures	Costs incurred in prior period
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
EMGESA	Environmental resource management HIDRA	Environmental resource management HIDRA	In progress	-	-	-	5,727	31-12-2019	5,727	1,463
EDESUR	Contaminating material	Investment project in the environment	In progress	5773	5,773	-	-	-	5,773	65
	Contaminating material	Handling of polluting material	In progress	110	-	110	-	-	110	105
ENEL GENERACIÓN PERÚ	Preventing activities	Biodiversity protection, sewage water treatment	Completed	270	-	270	-	31-12-2017	270	55
	Environmental studies	Environmental studies	Completed	314	-	314	-	31-12-2017	314	10
	Waste mangement	Hazardous waste management	Completed	317	-	317	-	31-12-2017	317	303
	Mitigation and restoration	Soil and water protection and recovery	Completed	41	-	41	-	31-12-2017	41	-
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	Completed	311	-	311	-	31-12-2017	311	393
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	Completed	196	-	196	-	31-12-2017	196	186
CHINANGO	Preventing activities	Biodiversity protection of the environment	In progress	27	-	27	-	-	27	-
	Environmental monitoring	Environmental studies	In progress	66	-	66	-	-	66	1
	Waste mangement	Hazardous waste management	In progress	73	-	73	-	-	73	61
	Mitigation and restoration	Soil and water protection and recovery	In progress	-	-	-	-	-	-	-
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	In progress	453	-	453	-	-	453	497
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	In progress	14	-	14	-	-	14	15
CODENSA	PCBs dismantling	Dismantling transformers with PCBS residues	In progress	(5,825)	1,261	(7,086)	6,609	31-12-2027	784	8,056
	Nueva Esperanza archaelogical rescue	Rescue of archaeological B.C. remains of culture Herrera at substation Nueva Esperanza construction site	Completed	-	-	-	-	-	-	96
	Nueva Esperanza environmental compensation	Environmental compensation for construction of Nueva Esperanza substation	In progress	(132)	625	(757)	302	31-12-2019	170	2,451

Total				2,008	7,659	(5,651)	12,638		14,646	13,757

				12-31-2016
Company incurring the cost	Project Name	Description	Project Status	Costs incurred	Capitalized cost	Expense amount	Cost to be incurred in the future	Expected date of incurring the cost	Total expenditures
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
EMGESA	Environmental resource management HIDRA	Environmental partner plan - Thermal power stations	In progress	1,463	1,463	-	-	-	1,463
	Environmental resource management HIDRA	Environmental partner plan - Hydro power plants	In progress	6,330	6,330	-	106,863	31-12-2020	113,193
ENEL GENERACIÓN PERÚ	Preventing activities	Biodiversity protection, sewage water treatment	In progress	55	-	55	-	31-12-2016	55
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	In progress	186	-	186	-	31-12-2016	186
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	In progress	393	-	393	-	31-12-2016	393
	Waste mangement	Hazardous waste management	In progress	303	-	303	-	31-12-2016	303
	Environmental studies	Environmental studies	In progress	10	-	10	-	31-12-2016	10
	Mitigation and restoration	Soil and water protection and recovery	In progress	-	-	-	-	31-12-2016	-
CHINANGO	Preventing activities	Biodiversity protection, sewage water treatment	In progress	-	-	-	-	31-12-2016	-
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	In progress	15	-	15	-	31-12-2016	15
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	In progress	497	-	497	-	31-12-2016	497
	Waste mangement	Hazardous waste management	In progress	61	-	61	-	31-12-2016	61
	Environmental studies	Environmental studies	In progress	1	-	1	-	31-12-2016	1
EDESUR	Preventing activities	Investment in environmental protection	In progress	65	65	-	-	31-12-2016	65
	Contaminating material	Contaminating material management	In progress	105	-	105	-	31-12-2016	105
CODENSA	PCBs dismantling	Dismantling transformers with PCBS residues	In progress	1,173	1,237	-64	6,883	31-12-2027	8,056
	Nueva Esperanza archaelogical rescue	Rescue of archaeological B.C. remains of culture Herrera at substation Nueva Esperanza construction site	In progress	96	96	-	-	31-12-2019	96
	Nueva Esperanza environmental compensation	Environmental compensation for construction of Nueva Esperanza substation	In progress	1,716	1,545	171	735	31-12-2019	2,451
	Dismantling power plant of Negro River	Contingency power plant of Negro River	In progress	500	-	500	3,594	31-12-2036	4,094

Total				12,969	10,736	2,233	118,075		131,044

				12-31-2015
Company incurring the cost	Project Name	Description	Project Status	Costs incurred	Capitalized cost	Expense amount	Cost to be incurred in the future	Expected date of incurring the cost	Total expenditures
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
EMGESA	El Quimbo Hydro power plant	Environmental management hydroelectric power plant	In progress	207	207	-	-		207
	Environmental resource management HIDRA	Environmental partner plan - power plants	In progress	70,240	70,240	-	110,369	31-12-2020	180,609
EDEGEL	Preventing activities	Biodiversity protection, sewage water treatment	Completed	154	-	154	-	31-12-2015	154
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	Completed	314	-	314	-	31-12-2015	314
	Waste mangement	Hazardous waste management	Completed	289	-	289	-	31-12-2015	289
	Environmental studies	Environmental studies	Completed	33	-	33	-	31-12-2015	33
	Mitigation and restoration	Soil and water protection and recovery	Completed	4	-	4	-	31-12-2015	4
	Compensaciones por impactos	Compensaciones, aumentos de áreas verdes	Completed	221	-	221	-	31-12-2015	221
CHINANGO	Preventing activities	Biodiversity protection, sewage water treatment	Completed	109	-	109	-	31-12-2015	109
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	Completed	13	-	13	-	31-12-2015	13
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	Completed	423	-	423	-	31-12-2015	423
	Waste mangement	Hazardous waste management	Completed	53	-	53	-	31-12-2015	53
	Environmental studies	Environmental studies	Completed	30	-	30	-	31-12-2015	30
EDESUR	Contaminating material	Contaminating material management	In progress	68	-	68	-	-	68
	Transformer recovery	Project to invest in environment	In progress	46	46	-	-	-	46

CODENSA	PCBs dismantling	Dismantling transformers with PCBS residues	In progress	748	748	-	-	-	748
	Nueva Esperanza archaelogical rescue	Rescue of archaeological B.C. remains of culture Herrera at substation Nueva Esperanza construction site	Completed	700	700	-	-	31-12-2015	700
	Nueva Esperanza environmental compensation	Environmental compensation for construction of Nueva Esperanza substation	In progress	661	661	-	-	-	661

 38.FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of December 31, 2017, 2016 and January 1, 2016, summarized financial information of our principal subsidiaries prepared under IFRS is as follows:

	12-31--2017
	Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income Before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Enel Argentina S.A.	Separate	5,657	275,369	281,026	490	-	280,536	281,026	-	-	-	(651)	252,340	1,135	256,836	(185)	256,651	(45,736)	210,915
Enel Generación Costanera S.A.	Separate	119,110	204,611	323,721	137,870	142,832	43,019	323,721	152,399	(8,612)	143,787	76,145	40,137	(27,529)	13,009	6,625	19,634	(8,824)	10,810
Enel Generación El Chocón S.A.	Separate	81,241	297,979	379,220	68,075	84,620	226,525	379,220	58,459	(6,837)	51,622	38,115	34,920	54,815	91,041	2,392	93,433	(39,053)	54,380
Empresa Distribuidora Sur S.A.	Separate	396,740	830,423	1,227,163	919,538	298,111	9,514	1,227,163	1,276,849	(740,418)	536,431	157,730	150,952	(176,791)	(25,712)	36,981	11,269	(4,442)	6,827
Enel Trading Argentina S.R.L	Separate	23,397	188	23,585	22,479	-	1,106	23,585	4,271	(583)	3,688	(457)	(543)	416	(127)	(307)	(434)	(242)	(676)
Grupo Dock Sud, S.A.	Consolidated	63,803	147,504	211,307	50,858	33,693	126,756	211,307	88,071	(12,070)	76,001	55,486	39,097	24,711	63,907	(17,212)	46,695	(23,122)	23,573
Grupo Enel Argentina	Consolidated	228,046	506,432	734,478	206,678	225,111	302,689	734,478	209,346	(15,449)	193,897	113,259	74,056	31,581	112,122	7,771	119,893	(57,436)	62,457
Enel Brasil S.A.	Separate	386,459	3,395,350	3,781,809	201,292	392,169	3,188,348	3,781,809	-	(256)	(256)	(44,430)	(44,561)	18,874	182,137	(894)	181,243	(97,449)	83,794
Enel Generación Fortaleza S.A.	Separate	114,507	204,939	319,446	71,632	61,310	186,504	319,446	261,358	(146,668)	114,690	103,174	88,737	(804)	87,933	(29,488)	58,445	(8,669)	49,776
EGP Cachoeira Dourada S.A.	Separate	231,833	129,520	361,353	221,039	1,443	138,871	361,353	503,093	(372,087)	131,006	115,811	107,414	520	107,935	(37,023)	70,912	(9,035)	61,877
Enel Green Power Proyectos I (Volta Grande)	Separate	27,586	416,760	444,346	5,170	261,883	177,293	444,346	8,546	(759)	7,787	7,473	7,473	(753)	6,720	(1,027)	5,693	(5,667)	26
Enel Cien S.A.	Separate	65,440	273,718	339,158	12,165	60,455	266,538	339,158	88,727	(2,654)	86,073	75,234	58,479	9,371	67,850	(23,180)	44,670	(6,945)	37,725
Compañía de Transmisión del Mercosur S.A.	Separate	15,560	789	16,349	19,603	26,531	(29,785)	16,349	1,465	-	1,465	881	753	(12,405)	(11,651)	-	(11,651)	5,543	(6,108)
Transportadora de Energía S.A.	Separate	12,373	1,466	13,839	20,856	27,122	(34,139)	13,839	1,378	-	1,378	513	348	(12,955)	(12,606)	(50)	(12,656)	6,385	(6,271)
Enel Distribución Ceará S.A.	Separate	568,437	1,209,306	1,777,743	546,763	388,085	842,895	1,777,743	1,453,275	(1,022,360)	430,915	262,901	191,446	(24,074)	167,693	(30,373)	137,320	(22,054)	115,266
Enel Distribución Rio S.A.	Separate	723,616	2,145,932	2,869,548	831,455	1,006,034	1,032,059	2,869,548	1,661,756	(1,206,285)	455,471	241,314	109,275	(153,947)	(44,041)	13,330	(30,711)	(28,186)	(58,897)
CELG Distribución S.A.	Separate	666,468	2,365,423	3,031,891	664,476	1,305,858	1,061,557	3,031,891	1,536,277	(1,133,252)	403,025	144,544	41,504	(72,334)	(30,826)	40,895	10,069	(16,279)	(6,210)
Enel Soluciones S.A.	Separate	10,809	6,425	17,234	4,924	634	11,676	17,234	18,399	(9,826)	8,573	798	183	(910)	(726)	1,095	369	(471)	(102)
Grupo Enel Brasil	Consolidated	2,505,682	6,810,297	9,315,979	2,157,412	3,398,528	3,760,039	9,315,979	5,174,413	(3,540,939)	1,633,474	908,152	560,994	(250,488)	311,459	(66,715)	244,744	(76,845)	167,899
Emgesa S.A. E.S.P.	Separate	327,288	2,696,892	3,024,180	399,751	1,335,485	1,288,944	3,024,180	1,159,789	(396,303)	763,486	682,009	610,958	(119,198)	492,089	(191,743)	300,346	(1,000)	299,346
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	402,852	1,668,741	2,071,593	547,780	636,505	887,308	2,071,593	1,542,994	(872,528)	670,466	520,930	411,666	(55,757)	356,055	(144,932)	211,123	1,953	213,076
Inversora Codensa S.A.	Separate	1	-	1	-	-	1	1	-	-	-	-	-	-	-	-	-	-	-
Enel Perú, S.A.C.	Separate	11,481	1,448,680	1,460,161	76,002	10,912	1,373,247	1,460,161	-	-	-	(2,269)	(2,271)	(123)	29,500	-	29,500	7,964	37,464
Enel Generación Perú S.A.	Separate	330,595	980,250	1,310,845	175,026	249,370	886,449	1,310,845	595,379	(299,959)	295,420	240,666	174,623	(7,835)	189,052	(52,740)	136,312	28,646	164,958
Chinango S.A.C.	Separate	7,621	144,813	152,434	16,351	25,269	110,814	152,434	52,094	(14,169)	37,925	31,518	27,203	(448)	26,755	(7,705)	19,050	3,775	22,825
Enel Generación Piura S.A.	Separate	80,426	189,558	269,984	53,974	86,622	129,388	269,984	87,519	(37,928)	49,591	39,492	26,869	(1,293)	25,581	(8,075)	17,506	4,618	22,124
Enel Distribución Perú S.A.	Separate	169,384	1,156,086	1,325,470	299,001	440,185	586,284	1,325,470	884,291	(583,785)	300,506	230,065	174,257	(24,278)	151,284	(46,154)	105,130	13,416	118,546
Inversiones Distrilima S.A.	Separate	-	-	-	-	-	-	-	-	-	-	(1)	(1)	484	15,986	(160)	15,826	2,501	18,327
Generandes Perú S.A.	Separate	-	-	-	-	-	-	-	-	-	-	(12)	(12)	15	12,955	4	12,959	9,705	22,664
Grupo Eléctrica Cabo Blanco, S.A.C.	Consolidated	-	-	-	-	-	-	-	29,653	(12,030)	17,623	14,433	11,699	1,127	11,167	(2,840)	8,327	4,832	13,159
Grupo Enel Perú	Consolidated	458,175	2,477,110	2,935,285	487,028	812,357	1,635,900	2,935,285	949,802	(487,661)	462,141	363,132	265,430	(23,071)	249,116	(76,548)	172,568	(21,614)	150,954
Grupo Distrilima	Consolidated	-	-	-	-	-	-	-	303,228	(204,910)	98,318	76,389	58,184	(7,357)	51,465	(15,874)	35,591	17,636	53,227
Grupo Generandes Perú	Consolidated	-	-	-	-	-	-	-	197,769	(93,827)	103,942	84,435	64,530	(4,006)	62,197	(18,304)	43,893	31,813	75,706

	12-31-2016
	Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income Before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chilectra Américas S.A.	Consolidated	-	-	-	-	-	-	-	-	-	-	(2,575)	(2,575)	2,350	16,623	(192)	16,431	74,224	90,656
Inversiones Distrilima S.A.	Separate	26,813	71,595	98,408	106	-	98,303	98,408	-	-	-	(8)	(8)	1,583	21,327	(441)	20,885	(3,999)	16,887
Enel Distribución Perú S.A.	Separate	190,383	1,045,207	1,235,589	294,325	442,113	499,152	1,235,589	874,119	(590,819)	283,300	213,269	166,057	(24,648)	141,442	(49,021)	92,420	(20,003)	72,418
Endesa Américas S.A.	Separate	-	-	-	-	-	-	-	2	-	2	(10,134)	(10,134)	2,213	90,965	(74)	90,891	(7)	90,884
Enel Argentina S.A.	Separate	6,372	67,352	73,723	4,175	-	69,548	73,723	-	-	-	(121)	(121)	867	746	(212)	534	(14,367)	(13,833)
Enel Generación Costanera S.A.	Separate	64,020	216,261	280,281	99,523	148,582	32,175	280,281	138,367	(7,702)	130,665	73,746	48,470	(33,469)	15,303	1,563	16,866	(6,894)	9,972
Enel Generación El Chocón S.A.	Separate	83,507	316,261	399,768	107,282	77,218	215,267	399,768	42,185	(4,796)	37,389	26,000	22,985	48,748	73,083	(25,191)	47,892	(55,725)	(7,833)
Emgesa S.A. E.S.P.	Separate	289,865	2,712,409	3,002,274	422,919	1,418,040	1,161,315	3,002,274	1,163,428	(437,977)	725,452	653,176	555,783	(146,729)	409,125	(159,720)	249,405	10,928	260,332
Generandes Perú S.A.	Separate	1,098	321,417	322,514	83	-	322,431	322,514	2	-	2	(26)	(26)	287	24,106	(75)	24,031	(14,335)	9,696
Enel Generación Perú S.A.	Separate	261,485	970,275	1,231,759	195,194	261,198	775,367	1,231,759	538,018	(298,284)	239,734	164,309	107,145	(6,493)	134,037	(70,132)	63,905	(33,312)	30,593
Chinango S.A.C.	Separate	34,081	142,768	176,849	15,970	50,882	109,997	176,849	54,697	(14,387)	40,311	33,488	28,950	(820)	39,595	(13,619)	25,975	(3,513)	22,463
Enel Brasil S.A.	Separate	271,399	1,304,479	1,575,879	95,966	11,988	1,467,924	1,575,879	-	(9)	(9)	(39,824)	(44,859)	68,352	149,406	11,146	160,552	178,487	339,039
Central Generadora Termoeléctrica Fortaleza S.A.	Separate	69,443	201,866	271,309	61,492	1,103	208,714	271,309	238,213	(143,920)	94,293	81,487	73,157	839	73,995	(26,869)	47,126	27,117	74,243
EGP Cachoeira Dourada S.A.	Separate	136,712	132,381	269,093	117,359	1,381	150,352	269,093	288,156	(150,561)	137,595	125,785	118,233	6,490	124,723	(42,655)	82,068	19,723	101,790
Enel Cien S.A.	Separate	58,663	293,459	352,122	65,338	39,623	247,161	352,122	77,941	(2,959)	74,981	66,545	50,787	(8,095)	42,692	(14,583)	28,108	29,453	57,562
Compañía de Transmisión del Mercosur S.A.	Separate	17,227	1,015	18,241	15,002	26,891	(23,652)	18,241	1,570	-	1,570	986	841	(9,233)	(8,392)	-	(8,392)	5,499	(2,893)
Enel Distribución Ceará (ex Coelce S.A.)	Separate	482,880	1,048,701	1,531,581	419,383	340,877	771,321	1,531,581	1,201,906	(802,341)	399,565	244,744	159,771	(21,213)	138,836	(23,975)	114,861	89,729	204,589
Enel Solucoes S.A.	Separate	6,136	4,945	11,080	12,476	-	(1,395)	11,080	9,744	(6,030)	3,714	(2,095)	(2,371)	(438)	(2,809)	54	(2,755)	33	(2,722)
Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Separate	531,919	1,952,235	2,484,154	641,593	1,128,351	714,210	2,484,154	1,313,724	(903,880)	409,844	174,022	40,585	(129,209)	(90,146)	26,620	(63,526)	90,351	26,825
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	411,321	1,493,800	1,905,121	548,849	510,364	845,909	1,905,121	1,387,098	(795,079)	592,019	464,379	374,945	(52,379)	315,669	(135,935)	179,734	(131)	179,603
Inversora Codensa S.A.	Separate	1	-	1	-	-	1	1	-	-	-	-	-	-	-	-	-	-	-
Empresa Distribuidora Sur S.A.	Separate	378,242	666,194	1,044,436	742,583	299,166	2,687	1,044,436	991,979	(453,123)	538,856	173,500	142,843	(163,671)	(20,771)	(10,370)	(31,141)	(8,380)	(39,521)
Generalima S.A.C.	Separate	8,716	58,327	67,043	33,257	9,849	23,937	67,043	1	-	1	(13,718)	(13,720)	(1,967)	(15,687)	-	(15,687)	(1,739)	(17,426)
Endesa Cemsa, S.A.	Separate	25,704	192	25,896	24,114	-	1,782	25,896	3,224	(347)	2,877	(268)	(397)	49	(319)	(173)	(492)	(635)	(1,127)
Grupo Dock Sud, S.A.	Consolidated	48,286	159,109	207,395	42,865	54,573	109,956	207,395	129,002	(79,115)	49,887	36,293	19,316	11,333	30,674	(10,709)	19,965	(29,312)	(9,347)
Eléctrica Cabo Blanco, S.A.C.	Consolidated	97,063	165,037	262,100	51,201	89,795	121,104	262,100	97,309	(42,312)	54,997	44,378	36,174	(2,444)	33,726	(10,440)	23,287	(4,496)	18,791
Grupo Distrilima	Consolidated	197,936	1,045,207	1,243,143	275,170	442,113	525,859	1,243,143	874,119	(590,819)	283,300	213,261	166,049	(23,065)	143,017	(49,463)	93,554	(21,198)	72,357
Grupo Endesa Américas	Consolidated	739,600	5,274,797	6,014,397	844,423	1,953,633	3,216,341	6,014,397	1,582,909	(619,201)	963,708	771,871	611,033	(146,233)	569,842	(206,257)	363,584	198,867	562,452
Grupo Enel Brasil	Consolidated	1,377,303	3,685,719	5,063,023	1,235,334	1,207,825	2,619,863	5,063,023	2,811,032	(1,688,731)	1,122,301	652,275	396,574	(101,824)	293,506	(70,272)	223,234	332,372	555,606

	12-31-2015
	Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income Before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Continued operations:
Inversiones Distrilima S.A.	Separate	25,693	70,627	96,320	459	-	95,861	96,320	-	-	-	(8)	(8)	1,465	32,080	(408)	31,672	2,003	33,675
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Separate	138,174	951,698	1,089,872	270,665	379,948	439,259	1,089,872	858,466	(578,905)	279,561	211,358	164,508	(25,618)	139,810	(42,652)	97,158	10,504	107,663
Enel Argentina S.A.	Separate	2,555	45,522	48,077	868	-	47,209	48,077	-	-	-	(98)	(98)	1,563	1,465	(514)	952	(15,812)	(14,861)
Enel Generación Costanera S.A.	Separate	38,807	201,248	240,055	143,632	75,492	20,931	240,055	154,048	(7,023)	147,025	63,546	31,116	(38,100)	(6,129)	4,603	(1,526)	(7,224)	(8,750)
Enel Generación El Chocón S.A.	Separate	62,297	338,600	400,897	100,588	89,991	210,317	400,897	61,103	(6,987)	54,116	44,020	41,254	215,833	259,429	(90,189)	169,240	(68,225)	101,015
Emgesa S.A. E.S.P.	Separate	243,492	2,539,635	2,783,127	492,475	1,170,423	1,120,228	2,783,127	1,189,486	(491,309)	698,177	629,357	569,456	(60,900)	508,387	(184,738)	323,649	(139,378)	184,271
Generandes Perú S.A.	Separate	2,740	317,070	319,809	1,921	-	317,888	319,809	-	-	-	(49)	(49)	263	64,294	(76)	64,218	7,470	71,688
Enel Generación Perú S.A.	Separate	156,896	1,019,483	1,176,379	165,843	265,876	744,660	1,176,379	525,059	(218,776)	306,284	251,020	178,084	(14,144)	187,183	(47,944)	139,239	6,200	145,439
Chinango S.A.C.	Separate	10,769	158,680	169,449	11,785	57,201	100,463	169,449	59,744	(12,579)	47,165	40,141	35,275	(1,616)	33,660	(10,428)	23,232	(1,082)	22,150
Enel Brasil S.A.	Separate	155,074	1,036,948	1,192,022	72,253	22,332	1,097,437	1,192,022	-	-	-	(32,533)	(32,713)	40,996	187,842	(13,684)	174,158	(297,606)	(123,448)
Central Generadora Termoeléctrica Fortaleza S.A.	Separate	51,849	161,092	212,941	50,336	899	161,706	212,941	242,935	(169,890)	73,045	61,928	53,256	4,957	58,213	(20,314)	37,899	(39,912)	(2,013)
Centrais Elétricas Cachoeira Dourada S.A.	Separate	61,230	109,703	170,933	46,900	4,747	119,287	170,933	139,853	(26,570)	113,283	102,298	94,657	5,369	100,025	(34,396)	65,629	(20,389)	45,240
Compañía de Interconexión Energética S.A.	Separate	41,272	260,548	301,821	80,600	42,485	178,736	301,821	84,822	(4,774)	80,048	68,965	52,419	23,766	76,185	(26,557)	49,628	(42,157)	7,472
Compañía de Transmisión del Mercosur S.A.	Separate	19,636	1,316	20,952	15,322	25,200	(19,569)	20,952	2,511	-	2,511	1,408	1,177	(26,851)	(25,663)	(1,525)	(27,188)	6,414	(20,774)
Enel Distribución Ceará S.A. (ex Coelce S.A.)	Separate	376,730	801,741	1,178,471	309,125	315,200	554,146	1,178,471	1,237,470	(888,469)	349,002	208,403	154,132	(19,323)	129,848	(19,852)	109,997	(148,202)	(38,206)
EN-Brasil Comercio e Servicios S.A.	Separate	3,765	2,040	5,805	4,554	-	1,251	5,805	8,559	(4,646)	3,913	(938)	(1,195)	209	(986)	(1,124)	(2,110)	(249)	(2,359)
Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Separate	543,263	1,431,419	1,974,682	469,297	857,423	647,961	1,974,682	1,568,145	(1,229,096)	339,049	143,099	40,358	(54,892)	(19,897)	3,280	(16,616)	(212,333)	(228,949)
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	292,263	1,185,065	1,477,328	348,865	397,010	731,453	1,477,328	1,350,930	(764,569)	586,361	450,800	359,835	(41,942)	317,697	(129,650)	188,047	(94,209)	93,838
Inversora Codensa S.A.	Separate	1	-	1	-	-	1	1	-	-	-	-	-	-	-	-	-	-	-
Empresa Distribuidora Sur S.A.	Separate	269,575	624,384	893,959	607,793	246,376	39,790	893,959	927,655	(240,392)	687,263	182,209	158,506	(6,022)	152,710	(708)	152,002	(12,626)	139,376
Generalima, S.A.C.	Separate	8,023	71,072	79,095	28,625	11,477	38,992	79,095	-	-	-	(573)	(575)	(3,411)	(630)	(436)	(1,066)	1,112	46
Endesa Cemsa, S.A.	Separate	32,323	128	32,452	29,709	-	2,742	32,452	3,467	(1,555)	1,912	(1,843)	(1,918)	1,371	(547)	(2,240)	(2,786)	(957)	(3,743)
Grupo Dock Sud, S.A.	Consolidated	65,792	177,690	243,482	36,240	94,774	112,467	243,482	106,861	(66,084)	40,777	22,616	5,055	82,128	87,412	(27,650)	59,762	(36,897)	22,865
Eléctrica Cabo Blanco, S.A.C.	Consolidated	76,543	115,206	191,750	27,926	67,373	96,451	191,750	88,730	(39,902)	48,829	35,387	26,979	(8,791)	18,350	(6,364)	11,986	1,100	13,086
Grupo Distrilima	Consolidated	163,867	951,698	1,115,565	271,123	379,948	464,494	1,115,565	858,466	(578,905)	279,561	211,350	164,500	(24,153)	141,267	(43,060)	98,208	11,226	109,433
Grupo Enel Brasil	Consolidated	1,121,018	2,808,058	3,929,076	920,576	1,020,906	1,987,593	3,929,076	3,079,973	(2,116,848)	963,125	554,995	364,143	(55,891)	297,940	(117,174)	180,766	(565,945)	(385,180)
Grupo Generandes Perú	Consolidated	169,043	1,138,343	1,307,386	178,188	323,077	806,121	1,307,386	584,156	(230,707)	353,449	291,111	213,310	(15,496)	203,634	(58,448)	145,186	(13,948)	131,238
Grupo Enel Argentina	Consolidated	103,285	542,924	646,209	244,541	163,281	238,387	646,209	214,444	(14,010)	200,434	107,428	72,233	178,996	253,172	(86,156)	167,016	(77,851)	89,165

Discontinued operations:
Enel Distribución Chile S.A.	Consolidated	1,076,186	1,079,673	2,155,859	511,879	77,209	1,566,770	2,155,859	1,921,052	(1,502,548)	418,505	282,743	228,030	19,351	269,782	(56,446)	288,297	(169,881)	118,416
Grupo Servicios Informaticos e Inmobiliarios Ltda.	Consolidated	77,188	16,280	93,468	7,867	1,838	83,763	93,468	13,228	-	13,228	(608)	(782)	3,452	9,228	(1,169)	8,060	(117)	7,943
Enel Generación Chile S.A.	Separate	793,374	5,071,475	5,864,849	1,137,656	1,446,557	3,280,635	5,864,849	2,150,303	(1,621,341)	528,962	344,015	219,394	(192,962)	376,130	(50,151)	325,979	(140,636)	185,343
Empresa Eléctrica Pehuenche S.A.	Separate	89,762	283,551	373,313	91,276	73,185	208,852	373,313	295,077	(43,638)	251,439	243,229	230,049	3,130	233,179	(52,921)	180,258	51	180,309
Compañía Eléctrica Tarapacá S.A.	Separate	116,700	717,128	833,828	162,130	62,492	609,205	833,828	352,603	(213,157)	139,446	112,516	98,221	37,152	134,933	(27,614)	107,318	(1)	107,317
Grupo Enel Generación Chile	Consolidated	6,213,475	4,036,004	10,249,479	3,559,586	1,699,624	4,990,270	10,249,479	2,358,006	(1,345,468)	1,012,539	789,450	613,736	(174,508)	458,962	(117,084)	969,927	(530,890)	439,037
Grupo Inversiones GasAtacama Holding Ltda.	Consolidated	345,635	291,816	637,451	33,864	70,350	533,238	637,451	279,536	(168,518)	111,018	88,503	70,811	15,739	86,543	(15,953)	70,589	(4,674)	65,916

39.	SUBSEQUENT EVENTS

1.	Enel Américas S.A.

i.	On February 14, 2018, Enel Américas S.A. has entered into a committed line of credit agreement with a number of banks for ThUS$ 500 for general corporate purposes.

ii.

On April 17, 2018, the subsidiary Enel Brasil S.A., through its 100% owned subsidiary, Enel Investimentos Sudeste S.A. (Enel Sudeste), launched a voluntary publicTender Offer of Shares on all the issued shares of the Brazilian electric power distributor Eletropaulo Metropolitana de Eletricidade de Sao Paulo S.A. (Eletropaulo), conditioned to the acquisition of more than 50% of such shares in order to obtain control of it. The initial agreed price per share paid by Enel Sudeste in the Tender Offer of Shares was R$28 for a total amount of the Tender Offer of approximately R$ 4,700 million, equivalent to the current exchange rate of approximately US$1,400 million. Enel Americas will support the financing of this transaction.

The exercise of the voting rights of the shares acquired by Enel Sudeste as a consequence of the Tender Offer is subject to the approval by the Brazilian Authority of Free Competition (Conselho Administtrativo de Defensa Econômica); and, likewise, the exercise by Enel Sudeste of control over Electropaulo is subject to the approval of the Brazilian energy regulator (ANEEL).

iii.

On April 19, 2018, Enel Sudeste modified the terms of the previously referred to Tender Offer reinforcing its commitment, conditioned to the success of the referred to Tender Offer, of supporting and promoting a capital increase in Eletropaulo of at least R$1.5 billion, equivalent, at the current exchange rate, to approximately US$ 440 million. Therefore, what is being offered is both the certainty of financial support to Eletropaulo as well as the attractive conditions offered to the shareholders who wish to participate in the Tender Offer. The above is in addition to the total amount of the Tender Offer launched on April 17, 2018 (See item ii. above).

iv.

On April 23, 2018, Enel Sudeste confirmed its commitment, through an amendment released to the terms of the Tender Offer, to contribute funds to Eletropaulo for an amount of at least R$1.5 billion, equivalent to approximately US$440 million as a capital increase, in the event that none of the tender offers launched on Eletropaulo by various bidders succeed. With this commitment, Enel Sudeste seeks to facilitate a decision by the board of directors of Eletropaulo to cancel the ongoing capital increase which, as currently envisioned, is creating undue interference with the tender offer process.

This commitment is an alternative to a similar undertaking by Enel Sudeste to subscribe to a capital increase of the same amount in the event that the Tender Offer becomes successful, as announced on April 19, 2018 (See item iii. above).

The Tender Offer, aimed at the acquisition of the entire share capital of Eletropaulo, was launched by Enel Sudeste at a price per share of R$28.0, and is conditioned, among other things, upon the acquisition of a total number of shares representing more than 50% of the company’s share capital, as well as to the cancellation of the ongoing capital increase.

v.

On April 25, 2018, Enel Sudeste announced that it has improved the terms of the Tender Offer for the acquisition of the entire share capital of Eletropaulo, launched on April 17, 2018, by increasing the price per share from R$28.0 to R$32.0.

Under the terms of the improved Offer, the overall investment is therefore expected to total up to approximately R$5.4 billion, equivalent to approximately US$1,500 million.

The Tender Offer remains conditioned, among other things, upon the acquisition of a total number of shares representing more than 50% of the share capital of Eletropaulo, as well as to the cancellation of its ongoing capital increase for at least R$1.5 billion, equivalent, at the current exchange rate to approximately US$ 440 million.

This price increase confirms the willingness of Enel Sudeste to continue to participate in a competitive, transparent and fair Tender Offer process for the acquisition of control over Eletropaulo. However, Enel Sudeste believes that in the current context of competing offers, the ongoing capital increase distorts competition, as it gives unfair advantage to one of the bidders, and is against the best interest of the target company and its shareholders. For these reasons, Enel Sudeste has also affirmed that it will not continue to participate in this process, unless such capital increase is cancelled.

To facilitate the decision of Eletropaulo to cancel the ongoing capital increase, and addressing its concerns on the ability of the company to raise funds at a later stage, Enel Sudeste has committed to subscribe a subsequent capital increase of Eletropaulo for at least the same amount of the ongoing capital increase if the Tender Offer is successful or if neither the Tender Offer nor any competing Tender Offer becomes successful, as previously announced to the market on April 19 and April 23, 2018 (See item iii. and iv. above).

vi.

On April 25, 2018, Eletropaulo announced that its Board of Directors had decided to cancel the capital increase in progress. This decision fulfils one of the conditions that Enel Sudeste’s Tender Offer was subject to and permits it to continue in the competition for Eletropaulo’s control along with the current bidders.

To facilitate Eletropaulo’s decision on the issue and considering the preoccupation of Electropaulo with its ability to raise funds at a later stage, Enel Sudeste is committed to subscribe a subsequent capital increase in Eletropaulo of at least the same amount as the cancelled capital increase, it is R$1.5 billion equivalent to approximately US$440 million, should the Tender Offer be successful or should neither the referred to Tender Offer nor any of the other competitive offers be successful, as previously announced to the market dated April 19 and 23, 2018 (See item iii. and iv. above).

The Tender Offer is still subject, among others, to the acquisition of a total number of shares that would represent more than 50% of Eletropaulo’s share capital.

vii.

On April 26, 2018, Enel Sudeste announced that it had improved the terms of its Tender Offer, increasing the share price from R$32 to R$32.2, which does not vary significantly, under the terms of this improved Tender Offer, the total estimated investment of R$5.4 billion equivalent to approximately US$1,500 million (See item v. above).

2.	Enel Generación Fortaleza S.A.

Petrobras, natural gas supplier for Fortaleza Thermal Power Plant (CGTF for its acronym in Spanish) in Brazil, after almost 15 years of uninterrupted supply, requested on September 8, 2017 the termination of the natural gas supply contract due to a financial imbalance related to the current price and market conditions in the Brazilian market. This contract came into force as of December 27, 2003 and was signed in the context of the "Priority Program of Thermoelectricity" introduced by the Brazilian government, for the purpose of increasing thermoelectric generation and security of supply in Brazil, having the Brazilian State as guarantor of the supply of natural gas, at prices already regulated and established by the Ministry of Finance and Mines and Energy of Brazil. The performance of the gas supply task was entrusted to Petrobras, the main gas supplier in Brazil.

In order to continue to operate for electrical safety in Brazil, CGTF brought a legal action against Petrobras, requesting a measure of suspension of the termination that the Court authorized at the end of December 2017, keeping the contract in force.

However, on February 27, 2018 CGTF became aware of the decision of the Court to terminate the legal action and, consequently, this suspension measure. At that time, our subsidiary CGTF was notified by Petrobras of the interruption of the gas supply.

CGTF is appealing against this decision in order to restore the supply of natural gas to the plant, trusting that the judicial branch recognizes Petrobras' obligation in accordance with the provisions of the aforementioned contract.

There have been no other subsequent events between January 1, 2018 and the issuance date of these financial statements.

APPENDIX 1 ENEL AMÉRICAS GROUP ENTITIES:

This appendix is part of Note 2.4, “Subsidiaries.”

Taxpayer ID No.	Company	Functinal Currency	% Ownership as of 12/31/2017			% Ownership as of 12/31/2016			% Ownership as of 01/01/2016			Relationship	Country	Business Activity
	Company	Functinal Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total	Relationship	Country	Business Activity

Foreign	Enel Distribución Río S.A. (formerly Ampla Energía E Serviços S.A.)	Real	0.00%	99.64%	99.64%	31.73%	67.91%	99.64%	13.68%	85.95%	99.63%	Subsidiary	Brazil	Electric energy production, transportation and distribution
Foreign	EGP Cachoeira Dourada S.A.	Real	0.00%	99.75%	99.75%	0.00%	99.75%	99.75%	0.00%	99.61%	99.61%	Subsidiary	Brazil	Generation and sale of electricity
Foreign	Central Dock Sud, S.A.	Argentine peso	0.00%	70.24%	70.24%	0.00%	70.24%	70.24%	0.00%	69.99%	69.99%	Subsidiary	Argentina	Electric energy generation, transmission and distribution
Foreign	Enel Generación Fortaleza S.A.	Real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Development of a thermoelectric project
Foreign	Chinango S.A.C.	Peruvian Soles	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Electric energy generation, sales and distribution
Foreign	Enel Cien S.A. (formerly named Cien S.A.)	Real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Electric energy generation, transportation and distribution
Foreign	Compañía de Transmisión del Mercosur S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	0.00%	99.99%	99.99%	Subsidiary	Argentina	Electric energy generation, transportation and distribution
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A. (3)	Colombian peso	48.30%	0.00%	48.30%	48.41%	0.00%	48.41%	21.14%	36.01%	57.15%	Subsidiary	Colombia	Electric energy distribution and sales
Foreign	Enel Distribución Ceará S.A.	Real	0.00%	74.05%	74.05%	15.18%	58.87%	74.05%	15.18%	58.87%	74.05%	Subsidiary	Brazil	Complete electric energy cycle
Foreign	Distrilec Inversora S.A.	Argentine peso	51.50%	0.00%	51.50%	51.50%	0.00%	51.50%	27.19%	24.31%	51.50%	Subsidiary	Argentina	Portfolio company
Foreign	Enel Generación Perú (formerly named Edegel S.A.A.)	Peruvian Soles	0.00%	83.60%	83.60%	29.40%	54.20%	83.60%	0.00%	83.60%	83.60%	Subsidiary	Peru	Electric energy generation, sales and distribution
Foreign	Electrica Cabo Blanco, S.A.C. (6)	Peruvian Soles	0.00%	0.00%	0.00%	80.00%	20.00%	100.00%	80.00%	20.00%	100.00%	Subsidiary	Peru	Portfolio company
Foreign	Emgesa S.A. E.S.P. (1)	Colombian peso	48.48%	0.00%	48.48%	48.48%	0.00%	48.48%	21.60%	34.83%	56.43%	Subsidiary	Colombia	Electric energy generation
Foreign	Emgesa Panama S.A. (1)	U.S. dollar	0.00%	0.00%	0.00%	0.00%	48.48%	48.48%	0.00%	56.43%	56.43%	Subsidiary	Panama	Purchase/Sale of electric energy
Foreign	Enel Distribución Perú S.A. (formerly named Edelnor S.A.A.)	Peruvian Soles	0.00%	83.18%	83.18%	24.00%	51.68%	75.68%	24.00%	51.68%	75.68%	Subsidiary	Peru	Electric energy distribution and sales
Foreign	Empresa Distribuidora Sur S.A.	Argentine peso	0.00%	99.45%	99.45%	0.00%	99.45%	99.45%	22.25%	77.20%	99.45%	Subsidiary	Argentina	Electric energy distribution and sales
Foreign	Enel Generación Piura (formerly named Empresa Eléctrica Piura S.A.)	Peruvian Soles	0.00%	96.50%	96.50%	0.00%	96.50%	96.50%	0.00%	96.50%	96.50%	Subsidiary	Peru	Electric energy generation (thermal and natural gas)
Foreign	Enel Argentina S.A. (formerly named Endesa Argentina S.A.)	Argentine peso	99.88%	0.00%	99.88%	99.88%	0.12%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Enel Brasil S.A.	Real	97.67%	2.33%	100.00%	90.06%	9.94%	100.00%	50.09%	49.91%	100.00%	Subsidiary	Brazil	Portfolio company
Foreign	Enel Trading Argentina S.R.L.	Argentine peso	55.00%	45.00%	100.00%	55.00%	45.00%	100.00%	55.00%	45.00%	100.00%	Subsidiary	Argentina	Wholesale purchase and sale of electric energy
Foreign	Enel Generación Costanera S.A.	Argentine peso	0.00%	75.68%	75.68%	0.00%	75.68%	75.68%	0.00%	75.68%	75.68%	Subsidiary	Argentina	Electric energy generation and sales
Foreign	Enel Soluciones S.A. (formerly named EN-Brasil Comercio e Servicios S.A.)	Real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Rendering of services for energy industry and others
Foreign	Eólica Fazenda Nova-Geracao e Comercializacao de Energia S.A.	Real	0.00%	0.00%	0.00%	0.00%	99.95%	99.95%	0.00%	99.95%	99.95%	Subsidiary	Brazil	Energy generation, transmission, distribution and sales
Foreign	Enel Peru S.A.C. (6)	Peruvian Soles	100.00%	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	0.00%	100.00%	Subsidiary	Peru	Portfolio company
Foreign	Generandes Perú S.A. (6)	Peruvian Soles	0.00%	0.00%	0.00%	100.00%	0.00%	100.00%	39.00%	61.00%	100.00%	Subsidiary	Peru	Portfolio company
Foreign	Enel Generación El Chocón S.A. (formerly named Hidroeléctrica El Chocón S.A.)	Argentine peso	0.00%	67.67%	67.67%	0.00%	67.67%	67.67%	0.00%	67.67%	67.67%	Subsidiary	Argentina	Electric energy production and sales
Foreign	Hidroinvest S.A.	Argentine peso	41.94%	54.76%	96.70%	41.94%	54.15%	96.09%	0.00%	96.09%	96.09%	Subsidiary	Argentina	Portfolio company
Foreign	Ingendesa do Brasil Ltda.	Real	1.00%	0.00%	1.00%	1.00%	0.00%	1.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Project engineering consulting
Foreign	Inversiones Distrilima S.A. (6)	Peruvian Soles	0.00%	0.00%	0.00%	100.00%	0.00%	100.00%	34.99%	50.21%	85.20%	Subsidiary	Peru	Portfolio company
Foreign	Inversora Dock Sud, S.A.	Argentine peso	57.14%	0.00%	57.14%	57.14%	0.00%	57.14%	57.14%	0.00%	57.14%	Subsidiary	Argentina	Portfolio company
Foreign	Inversora Codensa S.A.S.	Colombian peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Colombia	Investment in domestic public energy services
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	99.85%	99.85%	0.00%	99.85%	99.85%	0.00%	100.00%	100.00%	Subsidiary	Colombia	Investment, construction and maintenance of public or private wharves and ports
Foreign	Southern Cone Power Argentina S.A. (2)	Argentine peso	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Transportadora de Energía S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Electric energy production, transportation and distribution
99.573.910-0	Chilectra Inversud S.A. (4)	Chilean peso	0.00%	0.00%	0.00%	100.00%	0.00%	100.00%	100.00%	0.00%	100.00%	Subsidiary	Chile	Portfolio company
Foreign	CELG Distribuição S.A.	Real	0.00%	99.93%	99.93%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Brazil	Electric energy distribution and sales
Foreign	Enel Green Power Proyectos I (Volta Grande)	Real	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Brazil	Electric energy distribution and sales

(1)	See Note 2.4.2.
(2)	In May 2016, this company was merged with Enel Argentina, with the latter as the surviving company.
(3)	In October 1, 2016, Codensa merged with Distribuidora Eléctrica de Cundinamarca S.A. (See Note 7.1)
(4)	On January 1, 2017, Chilectra Inversud was taken over by Enel Américas, the latter became the legal successor.
(5)	On February 14, 2017, our subsidiary Enel Brasil bought 99.88% of the ownership interest of CELG Distribuição S.A. (See Note 7.2)
(6)	On May 5, 2017, these entities were taken over by Enel Perú S.A.C. The latter became the legal successor.

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION:

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation”.

	% Ownership
Company	December 31, 2017
	Direct	Indirect	Total	Consolidation method

CELG Distribuição S.A.	0.00%	99.93%	99.93%	Full integration
Enel Green Power Proyectos I (Volta Grande)	0.00%	100.00%	100.00%	Full integration

There were no incorporations into the scope of consolidation as of December 31, 2016 and January 1, 2016.

The following companies were eliminated from the scope of consolidation:

	% Ownership
Company	December 31, 2017 and 2016
	Direct	Indirect	Total	Consolidation method

Central Eólica Canela S.A. (1)	0.00%	75.00%	75.00%	Full integration
Centrales Hidroeléctricas De Aysén S.A. (1)	0.00%	51.00%	51.00%	Full integration
Chilectra Inversud S.A. (1)	0.00%	100.00%	100.00%	Full integration
Enel Distribución Chile S.A. (1)	99.08%	0.01%	99.09%	Full integration
Compañía Eléctrica Tarapacá S.A. (1)	3.78%	96.21%	99.99%	Full integration
Empresa Eléctrica de Colina Ltda. (1)	0.00%	100.00%	100.00%	Full integration
Empresa Eléctrica Pehuenche S.A. (1)	0.00%	92.65%	92.65%	Full integration
Enel Generación Chile S.A. (1)	59.98%	0.00%	59.98%	Full integration
Inversiones GasAtacama Holding Ltda. (1)	0.00%	100.00%	100.00%	Full integration
GasAtacama S.A. (1)	0.00%	100.00%	100.00%	Full integration
GasAtacama Chile S.A. (1)	0.00%	100.00%	100.00%	Full integration
Gasoducto TalTal S.A. (1)	0.00%	100.00%	100.00%	Full integration
Gasoducto Atacama Argentina S.A. (1)	0.00%	100.00%	100.00%	Full integration
GNL Norte S.A. (1)	0.00%	100.00%	100.00%	Full integration
Servicios Informáticos e Inmobiliarios Ltda. (1)	99.00%	1.00%	100.00%	Full integration
Inmobiliaria Manso de Velasco Ltda. (1)	99.99%	0.00%	99.99%	Full integration
Luz Andes Ltda. (1)	0.00%	100.00%	100.00%	Full integration
Progas S.A. (1)	0.00%	100.00%	100.00%	Full integration
Sociedad Agrícola de Cameros Ltda. (1)	0.00%	57.50%	57.50%	Full integration
Sociedad Concesionaria Túnel El Melón S.A. (1)	0.00%	100.00%	100.00%	Full integration
Transmisora Eléctrica de Quillota Ltda. (1)	0.00%	50.00%	50.00%	Full integration
Electrogas S.A. (1)	0.00%	42.50%	42.50%	Equity method
GNL Chile S.A. (1)	0.00%	33.33%	33.33%	Equity method
GNL Quintero S.A. (1)	0.00%	20.00%	20.00%	Equity method
Aysén Transmisión S.A. (1)	0.00%	51.00%	51.00%	Equity method
Aysén Energía S.A. (1)	0.00%	51.00%	51.00%	Equity method
Southern Cone Power Argentina S.A. (2)	0.00%	100.00%	100.00%	Full integration
Electrica Cabo Blanco, S.A.C. (3)	80.00%	20.00%	100.00%	Full integration
Generandes Perú S.A. (3)	100.00%	0.00%	100.00%	Full integration
Inversiones Distrilima S.A. (3)	100.00%	0.00%	100.00%	Full integration
Chilectra Inversud S.A. (4)	100.00%	0.00%	100.00%	Full integration
Emgesa Panama S.A. (5)	0.00%	48.48%	48.48%	Full integration

(1)	Beginning on March 1, 2016, all these companies are no longer within the scope of consolidation of the Company.
(2)	During May 2016, this company was taken over by Enel Argentina. The latter became the legal successor.
(3)	On May 5, 2017, these companies were taken over by Enel Perú S.A.C. The latter became the legal successor.
(4)	On January 1, 2017, this company was taken over by Enel Américas. The latter became the legal successor.
(5)	On June 26, 2017 this company was dissolved.

APPENDIX 3 ASSOCIATES AND JOINT VENTURES:

This appendix is part of Note 14, “Investments accounted for using the equity method”.

Taxpayer ID No.	Company	Functional Currency	% Ownership as of 12/31/2017			% Ownership as of 12/31/2016			% Ownership as of 01/01/2016			Relationship	Country	Business Activity
(RUT)			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total

Foreign	Sacme S.A.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Associate	Argentina	Monitoring and Control of Electric System
Foreign	Yacylec S.A.	Argentine peso	22.22%	0.00%	22.22%	22.22%	0.00%	22.22%	22.22%	0.00%	22.22%	Associate	Argentina	Electric energy transportation
Foreign	Distribuidora Eléctrica de Cundinamarca S.A. (1)	Colombian peso	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	49.00%	49.00%	Joint Venture	Colombia	Electric energy distribution and sales
Foreign	Empresa de Energía de Cundinamarca S.A. (1)	Colombian peso	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	49.00%	49.00%	Joint Venture	Colombia	Electric energy distribution and sales
Foreign	Central Termica Manuel Belgrano	Argentine peso	0.00%	25.60%	25.60%	0.00%	25.60%	25.60%	0.00%	25.60%	25.60%	Associate	Argentina	Electric energy distribution and sales
Foreign	Central Térmica San Martin	Argentine peso	0.00%	25.60%	25.60%	0.00%	25.60%	25.60%	0.00%	25.60%	25.60%	Associate	Argentina	Electric energy distribution and sales
Foreign	Central Vuelta Obligado S.A.	Argentine peso	0.00%	40.90%	40.90%	0.00%	40.90%	40.90%	0.00%	40.90%	40.90%	Associate	Argentina	Electric energy distribution and sales

(1)	Entities merged with our subsidiary Codensa S.A. on October 1, 2016 (see Note 7.1).

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT:

This appendix is part of Note 19, “Other financial liabilities.” The following tables present the contractual undiscounted cash flows by type of financial debt:

a) Bank borrowings

a. Summary of bank borrowings by currency and maturity

Country	Currency	Nominal Interest Rate	Current			Non-Current
			Maturity		Total Current 12/31/2017	Maturity					Total Non-Current 12/31/2017
			One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Perú	US$	3.23%	8,858	1,289	10,147	422	-	-	-	-	422
Perú	Soles	5.32%	22,534	27,659	50,193	-	-	-	-	-	-
Colombia	US$	1.88%	34,943	-	34,943	-	-	-	-	-	-
Colombia	CP	7.10%	8,810	39,169	47,979	127,925	51,070	19,078	15,887	14,596	228,556
Brazil	US$	3.83%	6,013	55,936	61,949	357,542	237,284	77,649	130	2,949	675,554
Brazil	Real	10.84%	55,353	143,274	198,627	157,767	94,337	72,602	34,871	4,609	364,186

Total			136,511	267,327	403,838	643,656	382,691	169,329	50,888	22,154	1,268,718

Country	Currency	Nominal Interest Rate	Current			Non-Current
			Maturity		Total Current 12/31/2016	Maturity					Total Non-Current 12/31/2016
			One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Perú	US$	2.18%	1,621	26,556	28,177	27,181	422	-	-	-	27,603
Perú	Soles	5.62%	3,650	1,979	5,629	48,422	-	-	-	-	48,422
Argentina	$ Arg	36.81%	667	717	1,384	-	-	-	-	-	-
Colombia	CP	9.14%	10,514	85,847	96,361	44,743	127,380	50,755	18,934	30,277	272,089
Brazil	US$	3.11%	909	2,728	3,637	41,980	76,648	123	123	3,062	121,936
Brazil	Real	12.05%	48,138	116,112	164,250	143,925	119,805	57,343	37,945	11,835	370,853

Total			65,499	233,939	299,438	306,251	324,255	108,221	57,002	45,174	840,903

Country	Currency	Nominal Interest Rate	Current			Non-Current
			Maturity		Total Current 01-01-2016	Maturity					Total Non-Current 01-01-2016
			One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	Ch$	5.19%	-	-	-	-	-	-	-	-	-
Perú	US$	2.79%	37,607	4,564	42,171	5,955	27,171	422	-	-	33,548
Perú	Soles	5.53%	18,115	1,411	19,526	4,626	32,822	-	-	-	37,448
Argentina	US$	13.83%	5,493	-	5,493	-	-	-	-	-	-
Argentina	$ Arg	32.50%	3,226	8,723	11,949	1,637	-	-	-	-	1,637
Colombia	CP	8.21%	50,456	118,465	168,921	61,721	18,070	17,172	16,274	43,431	156,668
Brazil	Real	11.56%	18,084	34,472	52,556	59,383	53,374	47,365	-	-	160,122

Total			132,981	167,635	300,616	133,322	131,437	64,959	16,274	43,431	389,423

b. Identification of bank borrowings by company

Taxpayer ID No.	Company	Country		Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2017
								Current			Non-Current
			Taxpayer ID No.					Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. ( ex Ampla Energía S.A.)	Brazil	Foreign	Citibank	Brazil	US$	3.55%	405	39,111	39,516	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A. ( ex Ampla Energía S.A.)	Brazil	Foreign	Banco Santander	Brazil	US$	2.68%	662	1,985	2,647	76,707	-	-	-	-	76,707
Foreign	Enel Distribución Río S.A. ( ex Ampla Energía S.A.)	Brazil	Foreign	Bndes	Brazil	Real	10.82%	16,452	41,484	57,936	47,655	36,407	24,237	4,755	3,097	116,151
Foreign	Enel Distribución Río S.A. ( ex Ampla Energía S.A.)	Brazil	Foreign	Banco Itaú	Brazil	US$	16.94%	814	2,442	3,256	3,255	3,255	77,519	-	-	84,029
Foreign	Enel Distribución Río S.A. ( ex Ampla Energía S.A.)	Brazil	Foreign	Bndes	Brazil	Real	16.94%	2,937	15,578	18,515	41,070	38,187	35,304	27,872	-	142,433
Foreign	CELG Distribuição S.A.	Brazil	Foreign	Banco Daycoval (75272/2014)	Brazil	Real	16.23%	696	888	1,584	-	-	-	-	-	-
Foreign	CELG Distribuição S.A.	Brazil	Foreign	BCV - Banco de Crédito e Varejo (1310-1360/2015)	Brazil	Real	16.23%	8,071	6,515	14,586	-	-	-	-	-	-
Foreign	CELG Distribuição S.A.	Brazil	Foreign	ITAÚ 4131 CELG	Brazil	US$	2.36%	1,572	4,717	6,289	6,289	172,826	-	-	-	179,115
Foreign	CGTF Endesa Fortaleza	Brazil	Foreign	Banco Citibank	Brazil	US$	2.78%	495	1,484	1,979	1,979	61,073	-	-	-	63,052
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	BNP PARIBAS	Brazil	US$	3.79%	2,033	6,100	8,133	269,182	-	-	-	-	269,182
Foreign	Chinango S.A.C.	Perú	Foreign	Banco de Credito del Perú	Perú	US$	3.40%	8,421	-	8,421	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Perú	Foreign	Bank Of Nova Scotia	Perú	US$	8.66%	437	1,289	1,726	422	-	-	-	-	422
Foreign	Enel Cien S.A. (EX Cien S.A.)	Brazil	Foreign	Bndes	Brazil	Real	10.75%	495	1,429	1,924	1,777	834	-	-	-	2,611
Foreign	Codensa	Colombia	Foreign	Bank of Tokyo	Colombia	CP	10.49%	2,626	7,879	10,505	99,222	28,358	-	-	-	127,580
Foreign	Codensa	Colombia	Foreign	Banco de Bogotá S.A	Colombia	CP	9.95%	944	2,681	3,625	745	-	-	-	-	745
Foreign	Codensa	Colombia	Foreign	AVVILLAS	Colombia	CP	9.25%	480	1,363	1,843	380	-	-	-	-	380
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	CP	8.57%	785	2,248	3,033	2,126	-	-	-	-	2,126
Foreign	Codensa	Colombia	Foreign	BBVA Colombia SA	Colombia	CP	13.10%	1,289	3,720	5,009	3,664	2,375	605	-	-	6,644
Foreign	Codensa	Colombia	Foreign	Banco Agrario	Colombia	CP	12.27%	750	2,166	2,916	2,030	1,869	1,296	-	-	5,195
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco Itaú Brasil	Brazil	Real	7.16%	15,967	1,279	17,246	15,541	-	-	-	-	15,541
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Brasil	Brazil	Real	8.37%	1,984	50,854	52,838	25,097	-	-	-	-	25,097
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Nordeste	Brazil	Real	4.23%	1,749	5,062	6,811	1,625	-	-	-	-	1,625
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Bndes	Brazil	Real	1.76%	7,002	20,185	27,187	25,002	18,909	13,061	2,244	1,512	60,728
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Brasil	Brazil	US$	6.73%	32	97	129	130	130	130	130	2,949	3,469
Foreign	Edelnor S.A.A.	Perú	Foreign	Banco de Interbank	Perú	Soles	5.01%	6,534	-	6,534	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.01%	59	4,662	4,721	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.01%	98	7,769	7,867	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Perú	Foreign	Banco Continental	Perú	Soles	6.20%	94	7,459	7,553	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Perú	Foreign	Banco Continental	Perú	Soles	9.21%	98	7,769	7,867	-	-	-	-	-	-
Foreign	Edelnor S.A.A.	Perú	Foreign	Banco Santander	Perú	Soles	9.24%	15,651	-	15,651	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	1.88%	1,418	14,070	15,488	14,543	13,598	12,653	11,708	10,762	63,264
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	CP	6.98%	518	5,042	5,560	5,215	4,870	4,524	4,179	3,834	22,622
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del perú	Colombia	US$	32.00%	34,943	-	34,943	-	-	-	-	-	-
Total								136,511	267,327	403,838	643,656	382,691	169,329	50,888	22,154	1,268,718

								December 31, 2016
								Current			Non-Current
Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Citibank	Brazil	US$	3.52%	337	1,011	1,348	39,691	-	-	-	-	39,691
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Banco Santander	Brazil	US$	2.85%	541	1,624	2,165	2,166	76,525	-	-	-	78,691
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bndes	Brazil	Real	11.40%	18,295	52,740	71,035	59,424	48,773	37,178	24,669	8,021	178,065
Foreign	Chinango S.A.C.	Perú	Foreign	Banco de Credito del Perú	Perú	US$	2.56%	444	1,321	1,765	25,457	-	-	-	-	25,457
Foreign	Chinango S.A.C.	Perú	Foreign	Bank Of Nova Scotia	Perú	US$	3.57%	644	1,900	2,544	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Perú	Foreign	Bank Of Nova Scotia	Perú	US$	3.40%	451	1,331	1,782	1,724	422	-	-	-	2,146
Foreign	Enel Cien S.A. (EX Cien S.A.)	Brazil	Foreign	Bndes	Brazil	Real	9.54%	541	1,563	2,104	1,948	1,793	838	-	-	4,579
Foreign	Codensa	Colombia	Foreign	Bank of Tokio-Mitsubishi UFJ	Colombia	CP	8.57%	2,620	7,860	10,480	10,480	98,588	28,176	-	-	137,244
Foreign	Codensa	Colombia	Foreign	Banco de Bogotá S.A	Colombia	CP	9.08%	1,104	3,147	4,251	3,157	1,005	-	-	-	4,162
Foreign	Codensa	Colombia	Foreign	AVVILLAS	Colombia	CP	8.87%	546	1,558	2,104	1,348	314	-	-	-	1,662
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	CP	8.80%	901	2,575	3,476	2,530	2,090	-	-	-	4,620
Foreign	Codensa	Colombia	Foreign	BBVA Colombia SA	Colombia	CP	7.71%	2,345	6,733	9,078	6,327	5,764	4,240	1,875	-	18,206
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco Itaú Brasil	Brazil	Real	15.19%	17,071	3,492	20,563	18,235	15,907	-	-	-	34,142
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Brasil	Brazil	Real	14.51%	2,502	30,216	32,718	29,382	26,046	-	-	-	55,428
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Nordeste	Brazil	Real	7.71%	1,899	5,509	7,408	6,907	1,648	-	-	-	8,555
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Bndes	Brazil	Real	11.01%	7,830	22,592	30,422	28,029	25,637	19,327	13,276	3,813	90,082
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Brasil	Brazil	US$	4.44%	31	93	124	123	123	123	123	3,062	3,554
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Bank Nova Scotia	Perú	US$	1.62%	82	22,004	22,086	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Interbank	Perú	Soles	6.73%	2,990	-	2,990	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Interbank	Perú	Soles	5.71%	91	273	364	6,304	-	-	-	-	6,304
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.01%	57	170	227	4,554	-	-	-	-	4,554
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.01%	94	283	377	7,590	-	-	-	-	7,590
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.01%	91	272	363	7,286	-	-	-	-	7,286
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.01%	94	283	377	7,590	-	-	-	-	7,590
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Interbank	Perú	Soles	5.07%	-	-	-	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Santander	Perú	Soles	6.20%	233	699	932	15,098	-	-	-	-	15,098
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	9.21%	1,652	14,706	16,358	15,414	14,470	13,526	12,583	22,334	78,327
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	CP	9.24%	589	5,234	5,823	5,487	5,150	4,813	4,476	7,944	27,870
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	The Bank Of Tokyo	Colombia	CP	6.90%	757	44,034	44,791	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	$ Arg	32.00%	172	158	330	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Itaú Argentina	Argentina	$ Arg	34.00%	73	82	155	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	$ Arg	30.00%	44	50	94	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	$ Arg	38.00%	70	79	149	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Citibank	Argentina	$ Arg	30.00%	229	259	488	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	ICBC Argentina	Argentina	$ Arg	31.00%	79	88	167	-	-	-	-	-	-
Total								65,499	233,939	299,438	306,251	324,255	108,221	57,002	45,174	840,903

								01/01/2016
								Current			Non-Current
Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Banco do Brasil	Brazil	Real	13.71%	1,150	3,449	4,599	15,562	14,029	12,496	-	-	42,087
Foreign	Chinango S.A.C.	Perú	Foreign	Banco de Credito del Perú	Perú	US$	2.56%	418	1,246	1,664	1,642	25,449	-	-	-	27,091
Foreign	Chinango S.A.C.	Perú	Foreign	Bank Of Nova Scotia	Perú	US$	3.57%	659	1,950	2,609	2,537	-	-	-	-	2,537
Foreign	Chinango S.A.C.	Perú	Foreign	Bank Of Nova Scotia	Perú	US$	3.40%	463	1,368	1,831	1,776	1,722	422	-	-	3,920
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco Itaú Brasil	Brazil	Real	15.19%	1,381	4,143	5,524	16,940	15,099	13,258	-	-	45,297
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Brasil	Brazil	Real	14.51%	2,634	26,880	29,514	26,880	24,246	21,611	-	-	72,737
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco Santander	Brazil	Real	15.76%	12,919	-	12,919	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Bank Nova Scotia	Perú	US$	1.62%	36,067	-	36,067	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Interbank	Perú	Soles	6.73%	50	150	200	2,945	-	-	-	-	2,945
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Interbank	Perú	Soles	5.71%	90	269	359	358	6,209	-	-	-	6,567
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.01%	56	167	223	223	4,485	-	-	-	4,708
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.01%	93	279	372	372	7,476	-	-	-	7,848
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.01%	89	267	356	357	7,177	-	-	-	7,534
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.01%	93	279	372	371	7,476	-	-	-	7,847
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Interbank	Perú	Soles	5.07%	17,645	-	17,645	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	$ Arg	30.67%	120	-	120	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	$ Arg	37.88%	260	390	650	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	9.21%	1,260	8,540	9,800	14,056	13,383	12,712	12,040	32,088	84,279
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	CP	9.24%	424	2,965	3,389	4,913	4,686	4,460	4,234	11,343	29,636
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AV VILLAS	Colombia	CP	5.93%	15,694	-	15,694	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Citibank Colombia	Colombia	CP	6.01%	7,369	-	7,369	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	8.61%	617	40,431	41,048	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	CP	6.66%	19,268	-	19,268	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del perú	Colombia	Soles	5.70%	415	29,393	29,808	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del perú	Colombia	Soles	5.76%	279	19,563	19,842	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del perú	Colombia	Soles	5.50%	211	15,324	15,535	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	The Bank Of Tokyo	Colombia	CP	6.90%	750	2,249	2,999	42,752	-	-	-	-	42,752
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Davivienda	Colombia	CP	6.15%	4,168	-	4,168	-	-	-	-	-	-
Foreign	Enel Argentina S.A.	Argentina	Foreign	Citibank	Argentina	$ Arg	34.00%	42	627	669	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	$ Arg	32.00%	302	821	1,123	390	-	-	-	-	390
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Itaú Argentina	Argentina	$ Arg	34.00%	113	318	431	181	-	-	-	-	181
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	$ Arg	30.00%	71	198	269	112	-	-	-	-	112
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	$ Arg	38.00%	114	317	431	177	-	-	-	-	177
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Citibank	Argentina	$ Arg	30.00%	371	1,034	1,405	581	-	-	-	-	581
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	13.92%	1,710	-	1,710	-	-	-	-	-	-
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	ICBC Argentina	Argentina	$ Arg	31.00%	126	352	478	197	-	-	-	-	197
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	12.86%	1,886	-	1,886	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	12.86%	949	-	949	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	12.86%	949	-	949	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	$ Arg	38.45%	106	1,568	1,674	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Santander - Sindicado IV	Argentina	$ Arg	30.81%	375	727	1,102	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Itau- Sindicado IV	Argentina	$ Arg	30.81%	340	654	994	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado IV	Argentina	$ Arg	30.81%	322	623	945	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Sindicado IV	Argentina	$ Arg	30.81%	103	203	306	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Sindicado IV	Argentina	$ Arg	30.81%	43	84	127	-	-	-	-	-	-
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	ICBC - Sindicado IV	Argentina	$ Arg	30.81%	417	807	1,224	-	-	-	-	-	-
Total								132,981	167,635	300,616	133,322	131,437	64,959	16,274	43,431	389,423

b) Secured and unsecured liabilities

a. Summary of secured and unsecured liabilities by currency and maturity

			Current			Non-Current
			Maturity			Maturity
Country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current 12/31/2017	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 12/31/2017
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	US$	5.30%	6,265	18,794	25,059	25,059	25,059	25,059	25,059	721,986	822,222
Chile	U.F.	5.75%	662	8,235	8,897	8,724	8,541	8,347	4,097	-	29,709
Perú	US$	6.59%	10,517	1,390	11,907	9,435	11,071	636	636	13,233	35,011
Perú	Soles	6.30%	6,248	18,749	24,997	89,204	60,357	47,647	50,524	291,563	539,295
Colombia	CP	8.69%	34,835	261,813	296,648	364,584	210,708	414,025	352,720	677,138	2,019,175
Brazil	Real	6.94%	6,311	61,825	68,136	21,149	202,527	62,841	59,630	50,680	396,827

Total			64,838	370,806	435,644	518,155	518,263	558,555	492,666	1,754,600	3,842,239

			Current			Non-Current
			Maturity			Maturity
Country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current 12/31/2016	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 12/31/2016
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	US$	5.30%	6,345	19,035	25,380	25,381	25,381	25,381	25,381	722,908	824,432
Chile	U.F.	5.75%	769	7,628	8,397	8,211	8,015	7,807	7,588	3,707	35,328
Perú	US$	6.59%	626	1,879	2,505	11,899	9,428	11,062	637	13,865	46,891
Perú	Soles	6.27%	17,265	46,838	64,103	22,369	84,318	56,499	44,247	291,369	498,802
Colombia	CP	10.16%	233,359	123,430	356,789	319,784	328,725	226,235	421,265	916,935	2,212,944
Brazil	Real	13.50%	11,468	184,735	196,203	162,356	77,477	-	-	-	239,833

Total			269,832	383,545	653,377	550,000	533,344	326,984	499,118	1,948,784	3,858,230

			Current			Non-Current
			Maturity			Maturity
Country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current 01/01/2016	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 01/01/2016
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	US$	5.30%	4,247	262,332	266,579	55	55	55	55	1,188	1,408
Chile	U.F.	5.75%	921	7,365	8,286	8,067	7,835	7,590	7,331	10,478	41,301
Perú	US$	6.59%	880	22,229	23,109	2,337	11,776	9,347	10,995	14,203	48,658
Perú	Soles	6.27%	18,348	26,255	44,603	47,409	17,343	78,347	50,931	233,955	427,985
Colombia	CP	10.16%	78,434	95,224	173,658	290,254	256,560	201,451	153,966	998,868	1,901,099
Brazil	Real	13.50%	15,186	136,635	151,821	164,706	133,271	63,274	-	-	361,251

Total			118,016	550,040	668,056	512,828	426,840	360,064	223,278	1,258,692	2,781,702

b. Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2017
								Current			Non-Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 1ª Serie 19	Brazil	Real	6.18%	2,803	8,408	11,211	11,211	192,589	-	-	-	203,800
Foreign	Codensa	Colombia	Foreign	B103	Colombia	CP	9.55%	650	28,761	29,411	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Bonds B12-13	Colombia	CP	8.82%	1,434	4,302	5,736	5,736	5,736	5,736	5,736	81,524	104,468
Foreign	Codensa	Colombia	Foreign	Bonds B5-13	Colombia	CP	7.96%	1,217	64,123	65,340	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Bonds B7-14	Colombia	CP	7.58%	1,209	3,626	4,835	4,834	4,834	65,623	-	-	75,291
Foreign	Codensa	Colombia	Foreign	Bonds E4-16	Colombia	CP	7.49%	565	1,694	2,259	2,259	31,855	-	-	-	34,114
Foreign	Codensa	Colombia	Foreign	Bonds E2-17	Colombia	CP	6.86%	920	2,759	3,679	54,539	-	-	-	-	54,539
Foreign	Codensa	Colombia	Foreign	Bonds E5-17	Colombia	CP	7.39%	1,672	5,015	6,687	6,687	6,687	6,687	92,154	-	112,215
Foreign	Codensa	Colombia	Foreign	Bonds E7-17	Colombia	CP	6.31%	1,057	3,172	4,229	4,230	4,230	4,230	4,230	73,369	90,289
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Itaú 1	Brazil	Real	6.07%	1,605	4,816	6,421	6,421	6,421	59,324	56,113	-	128,279
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Itaú 2	Brazil	Real	8.56%	1,903	48,601	50,504	3,517	3,517	3,517	3,517	50,680	64,748
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Continental	Perú	Soles	6.31%	122	365	487	486	486	486	7,947	-	9,405
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Continental	Perú	Soles	6.28%	121	363	484	7,986	-	-	-	-	7,986
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Continental	Perú	US$	6.34%	159	477	636	636	636	636	636	13,233	15,777
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Continental	Perú	US$	7.78%	159	478	637	8,219	-	-	-	-	8,219
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Scotiabank	Perú	US$	5.78%	145	435	580	580	10,435	-	-	-	11,015
Foreign	Enel Generación Perú S.A. (ex Edegel S.A.A.)	Perú	Foreign	Banco Scotiabank	Perú	US$	6.47%	10,054	-	10,054	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	AFP Prima	Perú	Soles	7.30%	172	517	689	689	9,704	-	-	-	10,393
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	FCR - Macrofondo	Perú	Soles	5.49%	215	646	861	861	861	861	15,982	-	18,565
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	FCR - Macrofondo	Perú	Soles	6.91%	109	326	435	6,200	-	-	-	-	6,200
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Interseguro Cia de Seguros	Perú	Soles	6.19%	194	583	777	777	777	777	12,586	-	14,917
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	5.97%	234	703	937	938	938	938	938	24,241	27,993
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	6.40%	198	595	793	794	794	794	794	23,410	26,586
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	4.94%	155	465	620	619	619	619	619	14,133	16,609
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	5.06%	260	781	1,041	1,041	16,102	-	-	-	17,143
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	7.24%	199	598	797	798	798	798	798	21,508	24,700
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	6.64%	251	752	1,003	1,003	16,327	-	-	-	17,330
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	7.24%	341	1,024	1,365	1,365	1,365	1,365	1,365	36,572	42,032
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	6.67%	523	1,568	2,091	2,091	2,091	31,514	-	-	35,696
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	6.25%	293	880	1,173	1,174	1,174	1,174	1,174	19,077	23,773
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	5.76%	450	1,351	1,801	31,718	-	-	-	-	31,718
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	6.25%	391	1,174	1,565	1,565	1,565	1,565	1,565	27,392	33,652
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	6.03%	331	992	1,323	22,343	-	-	-	-	22,343
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	7.97%	438	1,315	1,753	1,754	1,754	1,754	1,754	32,532	39,548
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	6.00%	470	1,409	1,879	1,879	1,879	1,879	1,879	31,913	39,429
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Rimac Internacional	Perú	Soles	5.91%	335	1,005	1,340	1,340	1,340	1,340	1,340	24,769	30,129
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental SA	Perú	Soles	5.78%	446	1,337	1,783	1,783	1,783	1,783	1,783	36,016	43,148
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B09-09	Colombia	CP	10.05%	1,856	75,597	77,453	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B10	Colombia	CP	9.94%	1,313	3,938	5,251	54,515	-	-	-	-	54,515
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B12	Colombia	CP	11.02%	776	2,329	3,105	3,105	3,105	31,832	-	-	38,042
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B15	Colombia	CP	10.23%	469	1,407	1,876	1,876	1,876	1,876	1,876	20,788	28,292
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-13	Colombia	CP	9.25%	1,078	3,234	4,312	54,350	-	-	-	-	54,350
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-14	Colombia	CP	8.44%	824	2,473	3,297	3,298	45,298	-	-	-	48,596
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign bonds	Colombia	CP	9.11%	597	1,792	2,389	2,390	2,390	30,360	-	-	35,140
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo	Colombia	CP	9.11%	4,293	12,879	17,172	17,173	17,173	218,174	-	-	252,520
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10	Colombia	CP	7.76%	1,941	5,822	7,763	7,762	7,762	7,762	108,298	-	131,584
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10-14	Colombia	CP	8.84%	1,236	3,707	4,943	4,943	4,943	4,943	4,943	69,479	89,251
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B12-13	Colombia	CP	9.97%	2,789	8,366	11,155	11,155	11,155	11,155	11,155	152,334	196,954
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B15	Colombia	CP	7.88%	1,315	3,945	5,260	5,260	5,260	5,260	5,260	93,322	114,362
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B16-14	Colombia	CP	9.15%	1,120	3,360	4,480	4,479	4,479	4,479	4,479	87,679	105,595
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-13	Colombia	CP	9.25%	349	1,048	1,397	17,617	-	-	-	-	17,617
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-14	Colombia	CP	8.44%	692	2,076	2,768	2,768	38,017	-	-	-	40,785
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B3-16	Colombia	CP	8.51%	1,486	4,457	5,943	79,700	-	-	-	-	79,700
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B7-16	Colombia	CP	9.67%	2,122	6,366	8,488	8,488	8,488	8,488	8,488	98,643	132,595
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds E7-16	Colombia	CP	7.38%	1,855	5,565	7,420	7,420	7,420	7,420	106,101	-	128,361
94.271.000-3	Enel Américas S.A.	Chile	97.004.000-5	Bonds UF 269	Chile	U.F.	5.75%	662	8,235	8,897	8,724	8,541	8,347	4,097	-	29,709
94.271.000-3	Enel Américas S.A.	Chile	97.036.000-K	Yankee Bonds unique series U.S. $ 600 millions	United States	US$	4.00%	6,250	18,750	25,000	25,000	25,000	25,000	25,000	720,833	820,833
94.271.000-3	Enel Américas S.A.	Chile	97.036.000-K	Yankee bonds 2026	United States	US$	6.60%	15	44	59	59	59	59	59	1,153	1,389
Total								64,838	370,806	435,644	518,155	518,263	558,555	492,666	1,754,600	3,842,239

								December 31, 2016
								Current			Non-Current
Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 1ª Serie 17	Brazil	Real	14.57%	558	15,884	16,442	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 1ª Serie 18	Brazil	Real	15.04%	1,729	19,551	21,280	18,975	16,670	-	-	-	35,645
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 2ª Serie 26	Brazil	Real	11.69%	1,573	30,068	31,641	28,494	-	-	-	-	28,494
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 2ª Serie 27	Brazil	Real	10.00%	3,151	49,389	52,540	48,339	44,137	-	-	-	92,476
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 2ª Serie 28	Brazil	Real	15.04%	1,729	19,551	21,280	18,975	16,670	-	-	-	35,645
Foreign	Codensa	Colombia	Foreign	B102	Colombia	CP	11.10%	134,434	-	134,434	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B103	Colombia	CP	11.35%	848	2,545	3,393	30,026	-	-	-	-	30,026
Foreign	Codensa	Colombia	Foreign	Bonds B12-13	Colombia	CP	10.62%	1,964	5,893	7,857	7,857	7,857	7,857	7,857	95,136	126,564
Foreign	Codensa	Colombia	Foreign	Bonds B5-13	Colombia	CP	9.75%	1,715	5,144	6,859	66,762	-	-	-	-	66,762
Foreign	Codensa	Colombia	Foreign	Bonds B7-14	Colombia	CP	9.36%	1,659	4,976	6,635	6,635	6,635	6,635	66,563	-	86,468
Foreign	Codensa	Colombia	Foreign	Bonds E4-16	Colombia	CP	7.49%	561	1,683	2,244	2,245	2,245	31,645	-	-	36,135
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Itaú 2	Brazil	Real	14.68%	2,728	50,292	53,020	47,574	-	-	-	-	47,574
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	6.31%	117	351	468	468	468	468	468	7,667	9,539
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	6.28%	115	346	461	462	7,702	-	-	-	8,164
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	US$	6.34%	159	478	637	637	637	637	637	13,865	16,413
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	US$	7.78%	160	479	639	638	8,211	-	-	-	8,849
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	5.78%	145	435	580	581	581	10,425	-	-	11,587
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	6.47%	162	487	649	10,044	-	-	-	-	10,044
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	AFP Prima	Perú	Soles	7.30%	166	497	663	663	663	9,361	-	-	10,687
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	FCR - Macrofondo	Perú	Soles	5.49%	207	621	828	828	828	828	828	15,418	18,730
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	FCR - Macrofondo	Perú	Soles	6.91%	105	314	419	418	5,981	-	-	-	6,399
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Interseguro Cia de Seguros	Perú	Soles	6.19%	187	561	748	748	748	748	748	12,142	15,134
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	5.97%	226	677	903	902	902	902	902	24,266	27,874
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.40%	191	573	764	763	763	763	763	23,327	26,379
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.94%	149	447	596	596	596	596	596	14,226	16,610
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	4.94%	157	8,972	9,129	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	5.06%	97	6,172	6,269	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.64%	250	751	1,001	1,001	1,001	15,533	-	-	17,535
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	7.15%	192	575	767	767	767	767	767	20,714	23,782
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.40%	241	723	964	964	964	15,749	-	-	17,677
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	7.24%	328	984	1,312	1,312	1,312	1,312	1,312	35,227	40,475
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.67%	503	1,508	2,011	2,011	2,011	2,011	30,401	-	36,434
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.25%	282	847	1,129	1,129	1,129	1,129	1,129	19,532	24,048
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	5.76%	433	1,300	1,733	1,733	30,597	-	-	-	32,330
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.25%	376	1,129	1,505	1,505	1,505	1,505	1,505	27,923	33,943
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	4.76%	175	14,918	15,093	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.03%	318	954	1,272	1,272	21,553	-	-	-	22,825
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	5.87%	11,244	-	11,244	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	7.97%	422	1,266	1,688	1,688	1,688	1,688	1,688	33,047	39,799
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.00%	454	1,362	1,816	1,816	1,816	1,816	1,816	32,605	39,869
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	5.91%	331	993	1,324	1,323	1,323	1,323	1,323	25,276	30,568
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B09-09	Colombia	CP	11.69%	2,379	7,137	9,516	78,191	-	-	-	-	78,191
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B10	Colombia	CP	11.57%	1,753	5,259	7,012	7,012	54,453	-	-	-	61,465
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B-103	Colombia	CP	10.86%	57,781	-	57,781	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B12	Colombia	CP	11.88%	991	2,974	3,965	3,965	3,965	3,965	32,134	-	44,029
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B15	Colombia	CP	11.88%	622	1,865	2,487	2,487	2,487	2,487	2,487	23,865	33,813
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-13	Colombia	CP	10.07%	1,456	4,367	5,823	5,823	55,145	-	-	-	60,968
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-14	Colombia	CP	9.26%	1,183	3,550	4,733	4,733	4,733	45,606	-	-	55,072
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign bonds	Colombia	CP	10.17%	760	2,280	3,040	3,040	3,040	3,040	30,215	-	39,335
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo	Colombia	CP	10.17%	5,462	16,385	21,847	21,847	21,847	21,847	217,129	-	282,670
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10	Colombia	CP	9.35%	2,684	8,052	10,736	10,736	10,736	10,736	10,736	110,607	153,551
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10-14	Colombia	CP	9.66%	1,746	5,238	6,984	6,984	6,984	6,984	6,984	78,942	106,878
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B12-13	Colombia	CP	10.81%	3,687	11,061	14,748	14,748	14,748	14,748	14,748	176,161	235,153
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B15	Colombia	CP	9.47%	1,809	5,427	7,236	7,236	7,236	7,236	7,236	109,997	138,941
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B16-14	Colombia	CP	9.98%	1,565	4,694	6,259	6,259	6,259	6,259	6,259	106,774	131,810
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-13	Colombia	CP	10.07%	472	1,416	1,888	1,887	17,874	-	-	-	19,761
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-14	Colombia	CP	9.26%	993	2,979	3,972	3,973	3,973	38,275	-	-	46,221
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B3-16	Colombia	CP	9.33%	2,106	6,317	8,423	8,422	79,593	-	-	-	88,015
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B7-16	Colombia	CP	10.51%	2,886	8,659	11,545	11,545	11,545	11,545	11,545	110,054	156,234
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds E7-16	Colombia	CP	7.38%	1,843	5,528	7,371	7,371	7,371	7,371	7,371	105,399	134,883
94.271.000-3	Enel Américas S.A.	Chile	97.004.000-5	Bonds UF 269	Chile	U.F.	5.75%	769	7,628	8,397	8,211	8,015	7,807	7,588	3,707	35,328
94.271.000-3	Enel Américas S.A.	Chile	97.036.000-K	Yankee bonds unique serie	Unitated States	US$	4.00%	6,330	18,990	25,320	25,321	25,321	25,321	25,321	721,751	823,035
94.271.000-3	Enel Américas S.A.	Chile	97.036.000-K	Yankee bonds 2026	Unitated States	US$	6.60%	14	43	57	58	59	59	62	1,156	1,394
								269,832	383,545	653,377	550,000	533,344	326,984	499,118	1,948,784	3,858,230

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency		January 1, 2016
								Current			Non-Current
							Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 1ª Serie 16	Brazil	Real	14.84%	520	15,493	16,013	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 1ª Serie 17	Brazil	Real	14.57%	895	14,587	15,482	13,692	-	-	-	-	13,692
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 1ª Serie 18	Brazil	Real	15.04%	1,424	4,272	5,696	17,702	15,804	13,905	-	-	47,411
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 2ª Serie 26	Brazil	Real	11.69%	2,299	26,431	28,730	25,665	22,599	-	-	-	48,264
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 2ª Serie 27	Brazil	Real	10.00%	3,855	11,565	15,420	45,744	40,604	35,464	-	-	121,812
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	Bonds 2ª Serie 28	Brazil	Real	15.04%	1,424	4,272	5,696	17,702	15,804	13,905	-	-	47,411
Foreign	Codensa	Colombia	Foreign	B102	Colombia	CP	11.10%	3,218	9,655	12,873	127,455	-	-	-	-	127,455
Foreign	Codensa	Colombia	Foreign	B103	Colombia	CP	11.35%	669	2,007	2,676	2,676	28,063	-	-	-	30,739
Foreign	Codensa	Colombia	Foreign	B604	Colombia	CP	10.17%	46,693	-	46,693	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Bonds B12-13	Colombia	CP	10.62%	1,493	4,480	5,973	5,974	5,974	5,974	5,974	90,725	114,621
Foreign	Codensa	Colombia	Foreign	Bonds B5-13	Colombia	CP	9.75%	1,279	3,836	5,115	5,114	62,335	-	-	-	67,449
Foreign	Codensa	Colombia	Foreign	Bonds B7-14	Colombia	CP	9.36%	1,241	3,724	4,965	4,965	4,965	4,965	4,965	62,431	82,291
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Itaú 1	Brazil	Real	14.74%	458	14,379	14,837	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Itaú 2	Brazil	Real	14.68%	4,311	45,638	49,949	44,201	38,461	-	-	-	82,662
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	6.31%	116	347	463	462	462	462	462	8,014	9,862
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	6.28%	116	348	464	464	464	7,591	-	-	8,519
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	US$	6.34%	149	446	595	594	594	594	594	14,203	16,579
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	US$	7.78%	149	446	595	595	595	8,211	-	-	9,401
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	6.63%	155	10,201	10,356	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	6.00%	140	10,275	10,415	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	5.78%	135	406	541	541	541	541	10,400	-	12,023
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	6.47%	151	454	605	606	10,045	-	-	-	10,651
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	AFP Horizonte	Perú	Soles	7.09%	80	4,525	4,605	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	AFP Integra	Perú	Soles	8.00%	5,306	-	5,306	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	AFP Integra	Perú	Soles	7.85%	8,071	-	8,071	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	AFP Prima	Perú	Soles	7.00%	131	7,452	7,583	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	AFP Prima	Perú	Soles	7.30%	164	491	655	654	654	654	9,221	-	11,183
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	FCR - Macrofondo	Perú	Soles	5.49%	205	614	819	818	818	818	818	16,005	19,277
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	FCR - Macrofondo	Perú	Soles	6.91%	103	310	413	413	413	5,891	-	-	6,717
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Interseguro Cia de Seguros	Perú	Soles	6.19%	185	554	739	739	739	739	739	12,698	15,654
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	5.97%	223	668	891	891	891	891	891	24,817	28,381
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.40%	189	566	755	754	754	754	754	23,753	26,769
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.94%	147	441	588	589	589	589	589	14,607	16,963
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	4.94%	155	466	621	8,992	-	-	-	-	8,992
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	5.06%	95	286	381	6,207	-	-	-	-	6,207
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.64%	247	742	989	989	989	989	15,301	-	18,268
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	7.15%	189	568	757	757	757	757	757	20,118	23,146
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.40%	238	714	952	952	952	952	15,514	-	18,370
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	7.24%	324	972	1,296	1,296	1,296	1,296	1,296	34,638	39,822
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.67%	497	1,490	1,987	1,986	1,986	1,986	1,986	29,945	37,889
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.25%	279	836	1,115	1,115	1,115	1,115	1,115	20,358	24,818
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	5.76%	428	1,284	1,712	1,712	1,712	30,139	-	-	33,563
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.25%	372	1,115	1,487	1,487	1,487	1,487	1,487	29,001	34,949
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	4.76%	173	518	691	14,867	-	-	-	-	14,867
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Rimac Internacional	Perú	Soles	6.03%	316	948	1,264	1,265	1,265	21,236	-	-	23,766
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B09-09	Colombia	CP	11.69%	1,856	5,569	7,425	7,426	73,574	-	-	-	81,000
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B10	Colombia	CP	11.57%	1,361	4,083	5,444	5,444	5,444	51,700	-	-	62,588
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B-103	Colombia	CP	10.86%	1,572	4,715	6,287	54,994	-	-	-	-	54,994
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B12	Colombia	CP	11.88%	776	2,328	3,104	3,104	3,104	3,104	3,104	30,237	42,653
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B15	Colombia	CP	11.88%	485	1,456	1,941	1,941	1,941	1,941	1,941	23,758	31,522
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-13	Colombia	CP	10.07%	364	1,091	1,455	1,454	1,454	16,780	-	-	19,688
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-14	Colombia	CP	9.26%	731	2,192	2,923	2,922	2,922	2,922	36,124	-	44,890
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign bonds	Colombia	CP	10.17%	726	2,179	2,905	2,906	2,906	2,906	2,906	28,802	40,426
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	bonds quimbo	Colombia	CP	10.17%	5,220	15,661	20,881	20,882	20,882	20,882	20,882	206,979	290,507
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	bonds Quimbo B10	Colombia	CP	9.35%	2,032	6,096	8,128	8,128	8,128	8,128	8,128	111,456	143,968
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	bonds Quimbo B10-14	Colombia	CP	9.66%	1,298	3,894	5,192	5,192	5,192	5,192	5,192	76,900	97,668
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	bonds Quimbo B12-13	Colombia	CP	10.81%	2,881	8,644	11,525	11,526	11,526	11,526	11,526	169,948	216,052
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	bonds Quimbo B15	Colombia	CP	9.47%	1,373	4,120	5,493	5,494	5,494	5,494	5,494	101,922	123,898
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	bonds Quimbo B16-14	Colombia	CP	9.98%	1,172	3,516	4,688	4,688	4,688	4,688	4,688	95,711	114,463
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	bonds Quimbo B6-13	Colombia	CP	10.07%	1,122	3,365	4,487	4,487	4,487	51,768	-	-	60,742
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	bonds Quimbo B6-14	Colombia	CP	9.26%	871	2,612	3,483	3,482	3,482	3,482	43,044	-	53,490
94.271.000-3	Enel Américas S.A.	Chile	97.004.000-5	bonds UF 269	Chile	U.F.	5.75%	921	7,365	8,286	8,067	7,835	7,590	7,331	10,478	41,301
94.271.000-3	Enel Américas S.A.	Chile	97.036.000-K	Yankee bonds unique serie	United States	US$	4.00%	4,233	262,291	266,524	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	97.036.000-K	Yankee bonds 2026	United States	US$	6.60%	15	41	56	56	54	55	55	1,188	1,408
		Total						118,016	550,040	668,056	512,828	426,840	360,063	223,278	1,258,692	2,781,701

c) Financial lease obligations

Financial lease obligations by company

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2017
								Current			Non-Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	Union Temporal Rentacol	Colombia	CP	10.80%	51	-	51	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP	11.78%	39	111	150	158	95	-	-	-	253
Foreign	Codensa	Colombia	Foreign	Banco Corpbanca	Colombia	CP	7.36%	10	12	22	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Transportes Especializados JR	Colombia	CP	9.48%	3	8	11	7	-	-	-	-	7
Foreign	Codensa	Colombia	Foreign	Consorcio Empresarial	Colombia	CP	7.08%	108	205	313	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Equirent S.A.	Colombia	CP	9.54%	14	40	54	54	33	-	-	-	87
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	Soles	5.60%	439	439	878	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Santander Perú	Perú	Soles	5.13%	252	-	252	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Internacional	Perú	Soles	5.94%	58	536	594	1,010	1,004	998	532	-	3,544
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	US$	5.76%	2,501	7,332	9,833	9,377	20,849	-	-	-	30,226
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco Scotiabank	Perú	US$	3.70%	2,837	8,353	11,190	10,773	10,355	9,938	2,419	-	33,485
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	Soles	5.58%	883	2,590	3,473	3,315	7,389	-	-	-	10,704
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	US$	3.63%	1,413	2,231	3,644	2,947	1,461	-	-	-	4,408
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Transportes Especializados JR	Colombia	CP	11.69%	153	421	574	391	-	-	-	-	391
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Consorcio Empresarial	Colombia	CP	7.08%	4	7	11	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP	11.78%	18	50	68	58	31	-	-	-	89
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP	8.40%	2	5	7	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Equirent S.A.	Colombia	CP	7.70%	82	228	310	252	15	-	-	-	267

			Total					8,867	22,568	31,435	28,342	41,232	10,936	2,951	-	83,461

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2016
								Current			Non-Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	Union Temporal Rentacol	Colombia	CP	10.80%	181	439	620	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP	11.78%	26	73	99	96	79	42	-	-	217
Foreign	Codensa	Colombia	Foreign	Banco Corpbanca	Colombia	CP	7.36%	19	37	56	21	-	-	-	-	21
Foreign	Codensa	Colombia	Foreign	Transportes Especializados JR	Colombia	CP	9.48%	5	14	19	21	15	-	-	-	36
Foreign	Codensa	Colombia	Foreign	Consorcio Empresarial	Colombia	CP	7.08%	109	314	423	310	-	-	-	-	310
Foreign	Codensa	Colombia	Foreign	Equirent S.A.	Colombia	CP	9.54%	12	36	48	53	49	31	-	-	133
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Continental	Perú	Soles	5.60%	427	1,276	1,703	848	-	-	-	-	848
Foreign	Enel Distribución Perú S.A. (ex Edelnor S.A.A.)	Perú	Foreign	Banco Santander Perú	Perú	Soles	5.13%	244	730	974	243	-	-	-	-	243
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	US$	5.76%	2,594	7,616	10,210	9,767	9,324	20,811	-	-	39,902
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco Scotiabank	Perú	US$	3.70%	391	6,318	6,709	8,151	7,838	7,525	7,212	1,754	32,480
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	Soles	5.58%	889	2,610	3,499	3,347	3,195	7,128	-	-	13,670
Foreign	Enel Generación Piura S.A. (ex EE Piura)	Perú	Foreign	Banco de Crédito	Perú	US$	3.63%	23	203	226	761	614	302	-	-	1,677
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Peru	US$	2.75%	22,048	-	22,048	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Transportes Especializados JR	Colombia	CP	11.69%	149	420	569	563	363	-	-	-	926
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Consorcio Empresarial	Colombia	CP	7.08%	4	12	16	11	-	-	-	-	11
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP	11.78%	12	33	45	45	40	20	-	-	105
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP	8.40%	10	27	37	29	-	-	-	-	29
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Equirent S.A.	Colombia	CP	7.70%	88	251	339	311	249	14	-	-	574

			Total					27,231	20,409	47,640	24,577	21,766	35,873	7,212	1,754	91,182

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	January 1, 2016
								Current			Non-Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	Union Temporal Rentacol	Colombia	CP	10.80%	148	401	549	436	-	-	-	-	436
Foreign	Codensa	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP	10.08%	5	16	21	20	9	-	-	-	29
Foreign	Codensa	Colombia	Foreign	Banco Corpbanca	Colombia	CP	7.27%	34	50	84	37	19	-	-	-	56
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Interbank	Perú	Soles	5.29%	157	-	157	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.95%	124	256	380	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	6.00%	115	345	460	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.99%	109	327	436	17	-	-	-	-	17
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.98%	97	290	387	32	-	-	-	-	32
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	Soles	5.67%	1	4	5	100	-	-	-	-	100
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Santander Perú	Perú	Soles	5.13%	246	731	977	961	-	-	-	-	961
Foreign	Enel Generación Piura S.A.	Perú	Foreign	Banco de Crédito	Perú	US$	5.80%	2,683	7,887	10,570	10,141	9,712	9,283	20,804	-	49,940
Foreign	Enel Generación Piura S.A.	Perú	Foreign	Banco de Crédito	Perú	Soles	5.70%	915	2,688	3,603	3,452	3,301	3,151	7,022	-	16,926

Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Peru	US$	2.10%	3,640	10,818	14,458	22,029	-	-	-	-	22,029
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP	10.80%	10	30	40	39	33	-	-	-	72
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Equirent S.A.	Colombia	CP	6.55%	10	28	38	39	28	-	-	-	67

			Total					8,294	23,871	32,165	37,303	13,102	12,434	27,826	-	90,665

d) Other liabilities

Other liabilities by company

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2017
								Current			Non-Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Eletrobras	Brazil	Real	6.13%	758	2,040	2,798	2,478	2,041	1,449	784	416	7,168
Foreign	CELG Distribuição S.A.	Brazil	Foreign	Centrais Eletricas Brasileiras	Brazil	Real	7.00%	721	1,975	2,696	1,070	1,026	983	939	1,396	5,414
Foreign	CELG Distribuição S.A.	Brazil	Foreign	Mútuo CELGPar 41211376/2014	Brazil	Real	6.80%	2,013	5,883	7,896	4,859	4,638	4,651	4,179	17,076	35,403
Foreign	CELG Distribuição S.A.	Brazil	Foreign	FIDC Séries A y B	Brazil	Real	11.49%	10,786	31,166	41,952	38,772	35,591	32,411	29,231	17,720	153,725
Foreign	Enel Generación Costanera S.A. (ex Endesa Costanera S.A.)	Argentina	Foreign	Mitsubishi (deuda garantizada)	Argentina	US$	0.25%	663	3,208	3,871	5,080	2,759	15,553	4,095	24,563	52,050

Total								14,941	44,272	59,213	52,259	46,055	55,047	39,228	61,171	253,760

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2016
								Current			Non-Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Eletrobras	Brazil	Real	6.13%	807	2,361	3,168	2,839	2,509	2,067	1,467	1,215	10,097
Foreign	Enel Generación Costanera S.A. (ex Endesa Costanera S.A.)	Argentina	Foreign	Mitsubishi (deuda garantizada)	Argentina	US$	0.25%	-	3,180	3,180	3,167	3,167	3,167	3,167	37,992	50,660
Foreign	Hidroinvest S.A.	Argentina	Foreign	Other	Argentina	US$	2.53%	276	-	276	-	-	-	-	-	-

Total								1,083	5,541	6,624	6,006	5,676	5,234	4,634	39,207	60,757

Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	January 1, 2016
								Current			Non-Current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A. (ex Ampla Energía S.A.)	Brazil	Foreign	BNDES	Brazil	Real	9.08%	10,097	31,968	42,066	41,619	33,537	26,154	17,961	12,392	131,662
Foreign	Enel Cien S.A.	Brazil	Foreign	Bndes	Brazil	Real	8.33%	420	1,223	1,643	1,541	1,439	1,336	630	-	4,945
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Nordeste	Brazil	Real	7.85%	1,690	4,913	6,603	6,185	5,767	1,376	-	-	13,328
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Eletrobras	Brazil	Real	6.10%	977	2,210	3,186	2,645	2,368	2,092	1,723	2,266	11,095
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	BNDES	Brazil	Real	10.43%	3,259	10,768	14,026	14,291	13,213	12,134	7,792	5,532	52,961
Foreign	Enel Distribución Ceará S.A. (ex Coelce S.A.)	Brazil	Foreign	Banco do Brasil	Brazil	US$	52.56%	29	88	117	117	117	117	117	3,165	3,633
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Mitsubishi (Secured debt)	Argentina	US$	0.25%	831	2,490	3,321	8,182	2,524	2,652	2,728	32,772	48,858
Foreign	Enel Generación El Chocón S.A.	Argentina	Foreign	Other	Argentina	$ Arg	23.59%	3,306	19,736	23,042	6,137	959	-	-	-	7,096
Foreign	Hidroinvest S.A.	Argentina	Foreign	Other	Argentina	US$	2.53%	1	276	277	-	-	-	-	-	-
Total								20,610	73,672	94,282	80,717	59,924	45,861	30,951	56,127	273,578

APPENDIX 5 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

This appendix forms an integral part of these consolidated financial statatemens.

The detail of assets and liabilities denominated in foreign currencies is the following:

ASSETS	Foreign currency	31-12-2017	12-31-2016	01-01-2016
ASSETS	Foreign currency	ThUS$	ThUS$	MUS$
CURRENT ASSETS
Cash and cash equivalents		1,472,763	2,689,456	1,668,868
	Dollars	306,590	667,936	31,155
	Euros	7,605	-	-
	Real	470,360	297,395	128,428
	CP	322,022	410,744	220,699
	Soles	145,950	151,841	48,932
	Argentine Peso	219,761	214,806	63,202
	$ non-adjustable	475	946,734	1,176,452

Other current financial assets		110,352	136,256	96,123
	Dollars	-	32,602	22,774
	Real	64,924	97,693	67,830
	CP	44,890	4,395	4,277
	Soles	-	6	-
	Argentine Peso	412	1,502	977
	$ non-adjustable	126	58	265

Other non-current financial assets		195,516	143,435	143,614
	Dollars	7,986	567	252
	Euros	4	2,927	-
	Real	154,365	113,027	113,027
	CP	7,745	4,079	13,693
	Soles	15,563	15,710	12,941
	Argentine Peso	9,276	6,892	3,643
	$ non-adjustable	577	233	58

Trade and other current receivables		2,465,905	1,538,858	1,532,234
	Dollars	51,232	15,917	44,431
	Euros	-	127	-
	Real	1,617,078	805,495	757,554
	CP	255,373	230,998	252,486
	Soles	155,757	162,193	188,697
	Argentine Peso	382,874	321,815	288,038
	$ non-adjustable	3,591	2,313	1,028

Current accounts receivable from related parties		7,403	45,620	5,023
	Dollars	1,525	-	-
	Euros	1,429	1,381	1,524
	Real	2,081	578	39
	CP	1,444	1,831	3,169
	Soles	37	13	-
	Argentine Peso	763	166	59
	$ non-adjustable	124	41,651	232

Inventories		246,089	99,198	133,854
	Dollars	2,063	2,021	17,173
	Euros	141	596	107
	Real	134,993	2,530	1,268
	CP	48,142	41,588	27,012
	Soles	41,860	38,802	45,945
	Argentine Peso	18,890	13,661	42,349

Current tax assets		47,393	122,971	66,822
	Real	35,303	30,139	19,797
	CP	6	-	8
	Soles	3,516	637	480
	Argentine Peso	452	4,156	6,372
	$ non-adjustable	8,116	88,039	40,165

Non-current assets or disposal groups held for sale or held for distribution to owners	Dollars	-	-	7,496,812
		-	-	7,496,812

TOTAL CURRENT ASSETS		4,545,421	4,775,794	11,143,350

ASSETS	Foreign currency	12-31-17	12-31-2016	01-01-2016
		ThUS$	ThUS$	MUS$
NON-CURRENT ASSETS
Other non-current financial assets		1,752,267	1,029,310	689,321
	Real	1,751,136	1,026,901	688,403
	CP	1,103	1,907	868
	Soles	-	-	19
	Argentine Peso	28	502	31

Other non-current non-financial assets		464,501	108,407	109,219
	Real	450,510	96,697	85,118
	CP	7,159	6,192	4,760
	Argentine Peso	4,429	3,115	5,530
	$ non-adjustable	2,403	2,403	13,811

Trade and other non-current receivables		712,717	537,212	561,417
	Dollars	363,077	28,850	382,895
	Real	273,768	86,977	114,836
	CP	37,100	33,676	13,824
	Argentine Peso	38,648	387,470	49,862
	$ non-adjustable	124	239	-

Non-current accounts receivable from related parties		2,845	360	501
	Real	2,590	-	-
	Argentine Peso	255	360	501

Investments accounted for using the equity method		2,747	1,770	43,596
	CP	-	-	41,532
	Argentine Peso	2,747	1,770	2,064

Intangible assets other than goodwill		3,682,479	1,810,158	1,381,941
	Real	3,546,461	1,693,544	1,281,994
	CP	77,886	72,952	51,549
	Soles	40,504	35,891	45,721
	Argentine Peso	17,628	7,771	2,677

Goodwill		713,175	714,758	625,492
	Dollars	-	564,354	-
	Real	481,168	131,374	415,898
	CP	20,935	6,368	6,034
	Soles	205,516	11,434	195,361
	Argentine Peso	5,556	1,228	8,199

Property, plant and equipment		8,092,467	7,693,156	7,045,689
	Dólares	21,073	12,933	19,213
	Real	501,029	508,255	433,465
	CP	4,242,687	4,054,898	3,584,891
	Soles	2,340,496	2,203,198	2,129,419
	Argentine Peso	987,182	913,872	878,701

Deferred tax assets		200,371	180,547	153,944
	Real	149,727	139,060	92,453
	CP	2	36,950	35,981
	Argentine Peso	50,642	-	873
	$ non-adjustable	-	4,537	24,637

TOTAL NON CURRENT ASSETS		15,623,569	12,075,678	10,611,120

TOTAL ASSETS		20,168,990	16,851,472	21,754,470

		12-31-17		12-31-2016		01-01-2016
LIABILITIES	Foreign currency	Hasta 90 días	91 días a 1 año	Hasta 90 días	91 días a 1 año	Hasta 90 días	91 días a 1 año
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES
Other current financial liabilities		214,719	475,049	344,288	409,569	268,497	700,121
	Dollars	69,430	61,060	28,025	54,772	49,945	396,242
	Real	66,630	195,777	60,551	243,155	23,643	167,243
	CP	51,314	178,756	235,593	69,614	131,179	108,033
	Soles	27,345	32,998	20,119	35,246	36,089	17,018
	Argentine Peso	-	-	-	1,251	27,641	6,773
	U.F.	-	6,458	-	5,531	-	4,812

Trade and other current payables		3,182,862	371,057	2,245,105	227,509	1,699,193	346,577
	Dollars	180,622	1,292	68,700	-	65,565	20,463
	Euros	14,265	-	10,456	-	7,240	-
	Real	1,634,420	80,281	767,306	3,932	640,734	-
	CP	466,730	9,976	459,982	-	358,874	7,672
	Soles	247,799	-	280,062	-	179,565	-
	Argentine Peso	633,939	279,508	553,738	223,577	402,561	318,442
	$ non-adjustable	5,087	-	104,861	-	44,654	-

Current accounts payable to related parties		225,027	-	166,854	-	154,750	-
	Dollars	113,038	-	2,644	-	-	-
	Euros	88,558	-	46,231	-	7,262	-
	Real	16,575	-	4,580	-	19,466	-
	CP	959	-	10,121	-	2,769	-
	Soles	274	-	69	-	-	-
	Argentine Peso	448	-	1,930	-	556	-
	$ non-adjustable	5,175	-	101,279	-	124,697	-

Other current provisions		16,505	253,461	35,484	143,782	10,785	168,469
	Real	10,594	-	1,802	-	3,019	-
	CP	-	33,778	-	36,941	218	109,279
	Soles	4,672	69,185	4,054	19,141	3,497	20,754
	Argentine Peso	-	150,498	11,735	87,700	4,046	38,436
	$ non-adjustable	1,239	-	17,893	-	5	-

Current tax liabilities		172,638	-	168,934	32,533	165,713	35,098
	Dollars	-	-	-	-	1,076	1,068
	Real	32,399	-	48,513	-	28,106	-
	CP	84,650	-	48,018	31,457	40,221	30,175
	Soles	4,344	-	9,566	-	1,624	3,855
	Argentine Peso	51,191	-	62,711	1,076	56,210	-
	$ non-adjustable	54	-	126	-	38,476	-

Other current non-financial liabilities		19,237	3,780	43,753	4,301	1,814	53,422
	Real	-	3,018	1,438	4,301	-	1,843
	CP	148	-	394	-	1,814	-
	Soles	19,089	762	41,921	-	-	51,579

Liabilities associated with disposal groups held for sale or for distribution to owners	$ non-adjustable	-	-	-	-	2,739,738	-
		-	-	-	-	2,739,738	-

TOTAL CURRENT LIABILITIES		3,830,988	1,103,347	3,004,418	817,694	5,040,490	1,303,687

		12-31-17		12-31-2016		01-01-2016
LIABILITIES	Foreign currency	Hasta 90 días	91 días a 1 año	Hasta 90 días	91 días a 1 año	Hasta 90 días	91 días a 1 año
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
NON-CURRENT LIABILITIES
Other non-current financial liabilities		2,744,342	1,605,173	2,007,700	1,572,377	1,547,071	1,054,169
	Dollars	879,855	632,593	263,593	631,463	139,215	48,311
	Real	576,817	77,362	522,124	12,293	283,982	311,108
	CP	1,076,808	673,623	1,003,491	707,810	869,637	555,888
	Soles	186,026	221,595	193,391	217,994	224,420	130,276
	Argentine Peso	-	-	-	-	8,051	-
	U.F.	24,836	-	25,101	2,817	21,766	8,586

Trade and other non-current payables		609,413	450,925	263,329	248,680	151,264	248,004
	Dollars	51,103	-	-	-	21,572	39,844
	Real	416,742	213,268	66,529	-	35,776	505
	Soles	11,206	-	10,091	-	2,160	-
	Argentine Peso	130,347	237,657	186,501	248,680	91,756	207,655
	$ non-adjustable	15	-	208	-	-	-

Other non-current provisions		88,220	572,085	92,917	255,537	66,955	191,928
	Real	-	565,567	-	249,668	-	186,178
	CP	64,264	638	73,711	517	50,782	669
	Soles	2,130	5,880	1,411	5,352	1,325	5,081
	Peso Argentino	21,826	-	17,795	-	14,848	-

Deferred tax liabilities		83,768	371,543	65,895	263,664	72,596	253,957
	Real	8,784	121,597	1,323	11,687	-	22,110
	CP	18,011	-	-	-	-	-
	Soles	11,109	249,947	9,119	251,977	7,316	231,847
	Argentine Peso	37,724	-	55,453	-	65,280	-
	$ non-adjustable	8,140	(1)	-	-	-	-

Non-current provisions for employee benefits		309,594	79,337	244,269	97,084	196,055	67,647
	Real	205,629	21,417	181,118	-	146,133	-
	CP	86,723	40,843	45,397	87,765	34,511	55,944
	Soles	4,526	-	4,067	-	3,729	-
	Argentine Peso	12,716	14,244	10,801	9,319	11,401	7,622
	$ non-adjustable	-	2,833	2,886	-	281	4,081

Other non-current non-financial liabilities		13,705	28,043	12,750	25,419	3,859	24,445
	Real	634	-	-	-	-	-
	CP	6,612	4,470	6,088	3,624	-	-
	Soles	4,062	23,573	5,848	21,795	3,859	24,445
	Argentine Peso	2,397	-	814	-	-	-

TOTAL NON-CURRENT LIABILITIES		3,849,042	3,107,106	2,686,860	2,462,761	2,037,800	1,840,150

TOTAL LIABILITIES		7,680,030	4,210,453	5,691,278	3,280,455	7,078,290	3,143,837

APPENDIX 6 ADDITIONAL INFORMATION OFFICIAL BULLETIN No. 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of the Group’s financial statements.

a) Portfolio stratification

-	Trade and other receivables by time in arrears:

	12-31-2017
Trade and other current receivables	Up-to-date portfolio	1 - 90 days in arrears	91 - 180 days in arrears	More than 181 days in arrears	Total Current	Total Non- Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, gross	1,187,205	415,438	100,583	639,587	2,342,813	96,367
Impairment provision	(594)	(4,531)	(7,248)	(539,178)	(551,551)	-
Other receivables, gross	677,854	-	-	-	677,854	616,350
Impairment provision	(3,211)	-	-	-	(3,211)	-

Total	1,861,254	410,907	93,335	100,409	2,465,905	712,717

	12-31-2016
Trade and other current receivables	Up-to-date portfolio	1 - 90 days in arrears	91 - 180 days in arrears	More than 181 days in arrears	Total Current	Total Non- Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, gross	915,190	258,555	65,138	253,979	1,492,862	115,564
Impairment provision	(3,628)	(19,015)	(36,626)	(204,148)	(263,417)	(20,686)
Other receivables, gross	313,690	-	-	-	313,690	442,334
Impairment provision	(4,277)	-	-	-	(4,277)	-

Total	1,220,975	239,540	28,512	49,831	1,538,858	537,212

	1-1-2016
Trade and other current receivables	Up-to-date portfolio	1 - 90 days in arrears	91 - 180 days in arrears	More than 181 days in arrears	Total Current	Total Non- Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, gross	812,550	172,016	82,734	143,266	1,210,566	115,854
Impairment provision	(1,976)	(6,004)	(46,428)	(93,621)	(148,029)	-
Other receivables, gross	471,282	-	-	-	471,282	445,563
Impairment provision	(1,585)	-	-	-	(1,585)	-

Total	1,280,271	166,012	36,306	49,645	1,532,234	561,417

-	By type of portfolio:

	12-31-2017
Time in Arrears	Non-renegotiated portfolio		Renegotiated portfolio		Total Gross Portfolio
	Number of	Gross amount	Number of	Gross amount	Number of	Gross Amount
	customers	ThUS$	customers	ThUS$	customers	ThUS$

Up-to-date	11,239,116	1,209,494	63,799	74,078	11,302,915	1,283,572
1 to 30 days	4,620,466	264,931	132,814	13,350	4,753,280	278,281
31 to 60 days	610,861	83,411	21,069	7,589	631,930	91,000
61 to 90 days	226,842	41,237	14,384	4,920	241,226	46,157
91 to 120 days	174,170	37,609	10,605	3,916	184,775	41,525
121 to 150 days	139,518	26,491	9,390	3,362	148,908	29,853
151 to 180 days	134,039	26,203	8,786	3,002	142,825	29,205
181 to 210 days	115,132	28,420	7,790	2,708	122,922	31,128
211 to 250 days	121,587	24,371	7,137	2,493	128,724	26,864
More than 251 days	623,610	570,646	30,264	10,949	653,874	581,595

Total	18,005,341	2,312,813	306,038	126,367	18,311,379	2,439,180

	12-31-2016
Time in Arrears	Non-renegotiated portfolio		Renegotiated portfolio		Total Gross Portfolio
	Number of	Gross amount	Number of	Gross amount	Number of	Gross Amount
	customers	ThUS$	customers	ThUS$	customers	ThUS$

Up-to-date	10,715,965	967,518	166,329	63,237	10,882,294	1,030,755
1 to 30 days	2,751,759	162,593	88,131	8,303	2,839,890	170,895
31 to 60 days	469,136	55,515	14,112	6,286	483,248	61,801
61 to 90 days	220,322	20,741	9,659	5,119	229,981	25,860
91 to 120 days	148,926	20,096	7,085	4,420	156,011	24,516
121 to 150 days	120,143	17,514	6,750	3,524	126,893	21,038
151 to 180 days	112,314	16,531	6,248	3,052	118,562	19,583
181 to 210 days	75,001	6,815	5,098	2,767	80,099	9,582
211 to 250 days	64,955	5,886	3,840	2,605	68,795	8,491
More than 251 days	185,801	222,684	41,014	13,221	226,815	235,905

Total	14,864,322	1,495,893	348,266	112,534	15,212,588	1,608,426

	01-01-2016
Time in Arrears	Non-renegotiated portfolio		Renegotiated portfolio		Total Gross Portfolio
	Number of	Gross amount	Number of	Gross amount	Number of	Gross Amount
	customers	ThUS$	customers	ThUS$	customers	ThUS$

Up-to-date	9,496,241	887,024	195,019	41,380	9,691,260	928,404
1 to 30 days	2,104,270	92,910	80,275	5,308	2,184,545	98,217
31 to 60 days	285,256	49,001	6,727	2,708	291,983	51,709
61 to 90 days	77,855	19,765	7,552	2,325	85,407	22,090
91 to 120 days	177,160	27,153	5,840	2,065	183,000	29,218
121 to 150 days	172,778	15,872	6,289	1,905	179,067	17,777
151 to 180 days	111,678	34,109	6,415	1,631	118,093	35,740
181 to 210 days	94,221	13,114	4,390	1,545	98,611	14,659
211 to 250 days	55,382	11,334	4,688	1,447	60,070	12,781
More than 251 days	618,700	110,935	8,092	4,890	626,792	115,825

Total	13,193,541	1,261,217	325,287	65,204	13,518,828	1,326,420

b) Portfolio in default and in legal collection process

	Balance as of		Balance as of		Balance as of
	12-31-2017		12-31-2016		´01-01-2016
Portfolio in Default and in Legal Collection Process	Number of	Amount	Number of	Amount	Number of	Amount
	customers	ThUS$	customers	ThUS$	customers	ThUS$

Notes receivable in default	582,771	48,357	1,876,256	39,358	1,872,073	32,886
Notes receivable in legal collection process (*)	11,612	34,390	5,309	25,738	4,219	22,593

Total	594,383	82,747	1,881,565	65,096	1,876,292	55,479

(*) Legal collections are included in the portfolio in arrears.

c) Provisions and write-offs

	Balance as of
Provisions and write-offs	12-31-2017	12-31-2016	´01-01-2016
	ThUS$	ThUS$	ThUS$

Provision for non-renegotiated portfolio	74,811	99,540	39,478
Provision for renegotiated portfolio	11,425	16,309	9,289
Write-offs	-	-	(35,864)
Recoveries	37,884	15,403	22,852

Total	124,120	131,252	35,755

d) Number and amount of operations

	Balance as of
	12-31-2017		12-31-2016		´01-01-2016
Number and Amount of Transactions	Total detail by	Total detail by	Total detail by	Total detail by	Total detail by	Total detail by
	type of transaction Last Quarter	type of operation Year-to-date	type of operation Last Quarter	type of operation Year-to-date	type of operation Last Quarter	type of operation Year-to-date
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Impairment provision and recoveries:
Number of transactions	1,098,077	6,365,064	4,060,885	10,198,839	199,988	557,364
Amount of the transactions	17,865	124,120	66,930	131,252	16,867	71,619

APPENDIX 6.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of the Group’s financial statements.

a)	Portfolio stratification
-	Trade receivables by time in arrears:

	12-31-2017
Trade receivables	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, Generation and Transmission	345,289	19,151	14,403	12,829	14,063	7,594	4,296	8,186	2,913	8,152	108,791	545,667	36,053
- Large Clients	103,455	17,383	6,181	251	197	204	209	154	191	6,282	14,265	148,772	-
- Institutional Clients	119,003	-	-	-	-	-	-	-	-	-	-	119,003	34,855
- Other	122,831	1,768	8,222	12,578	13,866	7,390	4,087	8,032	2,722	1,870	94,526	277,892	1,198
Impairment provision	(77)	(64)	(166)	(201)	(197)	(204)	(209)	(162)	(362)	(6,017)	(89,094)	(96,753)	-

Unbilled services	204,520	1,518	7,922	12,244	13,315	7,333	3,968	7,941	2,373	1,083	20,735	282,952	31,703
Billed services	140,769	17,633	6,481	585	748	261	328	245	540	7,069	88,056	262,715	4,350

Trade receivables, Distribution	841,916	259,130	76,597	33,328	27,462	22,259	24,909	22,942	23,951	63,895	400,757	1,797,146	60,314
- Mass-market Clients	468,900	166,722	50,937	19,280	15,221	12,333	12,057	11,151	13,995	49,012	267,004	1,086,612	15,645
- Large Clients	244,794	66,377	11,410	4,221	2,553	2,772	5,149	5,231	3,062	6,366	58,940	410,875	16,216
- Institutional Clients	128,222	26,031	14,250	9,827	9,688	7,154	7,703	6,560	6,894	8,517	74,813	299,659	28,453
Impairment provision	(517)	(2,685)	(506)	(909)	(1,849)	(1,389)	(3,400)	(12,947)	(12,805)	(49,642)	(368,149)	(454,798)	-

Unbilled services	427,324	-	-	-	-	-	-	-	-	-	-	427,324	-
Billed services	414,592	259,130	76,597	33,328	27,462	22,259	24,909	22,942	23,951	63,895	400,757	1,369,822	60,314

Total trade receivables, gross	1,187,205	278,281	91,000	46,157	41,525	29,853	29,205	31,128	26,864	72,047	509,548	2,342,813	96,367
Total impaiment provision	(594)	(2,749)	(672)	(1,110)	(2,046)	(1,593)	(3,609)	(13,109)	(13,167)	(55,659)	(457,243)	(551,551)	-
Total trade receivables, net	1,186,611	275,532	90,328	45,047	39,479	28,260	25,596	18,019	13,697	16,388	52,305	1,791,262	96,367

Since not all of our commercial databases in our Group’s different subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the subsidiaries to monitor and follow up on trade receivables is the following:

-	Mass-market clients
-	Large clients
-	Institutional clients

	12-31-2016
Trade receivables	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, Generation and Transmission	244,108	18,003	4,756	2,495	3,955	2,768	2,174	999	338	14,858	85,582	380,036	51,977
- Large Clients	92,583	17,436	3,507	286	133	130	292	2	250	14,177	844	129,640	-
- Institutional Clients	100,212	-	-	-	-	-	-	-	-	-	-	100,212	51,962
- Other	51,313	567	1,249	2,209	3,822	2,638	1,882	997	88	681	84,738	150,184	15
Impairment provision	(2,957)	(11,498)	(2)	(19)	-	(196)	-	(2)	-	(6,758)	(74,811)	(96,243)	-

Unbilled services	97,360	-	-	-	-	-	-	-	-	-	-	97,360	-
Billed services	146,748	18,003	4,756	2,495	3,955	2,767	2,174	999	339	14,858	85,582	282,676	51,977

Trade receivables, Distribution	671,082	152,893	57,046	23,364	20,561	18,270	17,408	8,583	8,152	35,320	100,147	1,112,826	63,587
- Mass-market Clients	441,271	111,365	37,488	13,994	13,617	11,524	11,038	4,521	3,219	28,276	35,967	712,280	26,778
- Large Clients	154,233	17,150	8,339	3,013	2,656	1,968	2,283	1,627	2,148	4,591	38,845	236,853	9,816
- Institutional Clients	75,578	24,378	11,219	6,357	4,288	4,778	4,087	2,435	2,785	2,453	25,335	163,693	26,993
Impairment provision	(671)	(3,577)	(2,209)	(1,710)	(11,292)	(12,777)	(12,361)	(6,206)	(4,799)	(24,546)	(87,026)	(167,174)	(20,686)

Unbilled services	326,350	-	-	-	-	-	-	-	-	-	-	326,350	-
Billed services	344,732	152,893	57,045	23,364	20,561	18,270	17,408	8,583	8,153	35,320	100,145	786,474	63,587

Total trade receivables, gross	915,190	170,896	61,802	25,859	24,516	21,038	19,582	9,582	8,490	50,178	185,729	1,492,862	115,564
Total impaiment provision	(3,628)	(15,075)	(2,211)	(1,729)	(11,292)	(12,973)	(12,361)	(6,208)	(4,799)	(31,304)	(161,837)	(263,417)	(20,686)
Total trade receivables, net	911,562	155,821	59,591	24,130	13,224	8,065	7,221	3,374	3,691	18,874	23,892	1,229,445	94,878

	´01-01-2016
Trade receivables	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, Generation and Transmission	302,076	14,526	5,477	5,575	5,292	5,170	5,448	7,350	167	66,799	-	417,880	78,268
- Large Clients	148,348	13,269	5,401	5,358	5,258	5,127	5,000	7,312	106	6,150	-	201,329	-
- Institutional Clients	108,141	-	-	-	-	-	-	-	-	-	-	108,141	73,746
- Other	45,587	1,257	76	217	34	43	448	38	61	60,649	-	108,410	4,522
Impairment provision	(300)	-	-	(511)	-	-	(585)	(3,852)	-	(63,497)	-	(68,745)	-

Unbilled services	126,343	-	-	-	-	-	-	-	-	-	-	126,343	46,460
Billed services	175,731	14,526	5,477	5,575	5,293	5,170	5,448	7,350	167	66,800	-	291,537	31,808

Trade receivables, Distribution	510,474	83,692	46,233	16,514	23,925	12,608	30,292	7,309	12,614	49,025	-	792,686	37,586
- Mass-market Clients	305,732	51,007	29,636	11,048	7,534	8,086	25,938	3,659	8,670	14,374	-	465,684	18,367
- Large Clients	140,579	18,119	9,291	1,885	1,543	1,403	1,765	1,081	1,198	30,358	-	207,222	4,823
- Institutional Clients	64,163	14,566	7,306	3,581	14,848	3,119	2,589	2,569	2,746	4,293	-	119,780	14,396
Impairment provision	(1,676)	(961)	(2,213)	(2,319)	(8,364)	(9,989)	(27,489)	(5,782)	(10,183)	(10,308)	-	(79,284)	-

Unbilled services	244,726	-	-	-	-	-	-	-	-	-	-	244,726	-
Billed services	265,749	83,691	46,233	16,514	23,925	12,607	30,292	7,309	12,614	49,026	-	547,960	37,586

Total trade receivables, gross	812,550	98,218	51,710	22,089	29,217	17,778	35,740	14,659	12,781	115,824	-	1,210,566	115,854
Total impaiment provision	(1,976)	(961)	(2,213)	(2,830)	(8,364)	(9,989)	(28,074)	(9,634)	(10,183)	(73,805)	-	(148,029)	-
Total trade receivables, net	810,574	97,257	49,497	19,259	20,853	7,789	7,666	5,025	2,598	42,019	-	1,062,537	115,854

- By type of portfolio:

	12-31-2017
Type of Portfolio	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	336,553	18,955	14,367	12,761	14,007	7,536	4,238	8,138	2,876	115,516	-	534,947	36,053
- Large Clients	103,455	17,384	6,182	251	196	204	209	154	192	20,548	-	148,775	-
- Institutional Clients	119,003	-	-	-	-	-	-	-	-	-	-	119,003	34,855
- Other	114,095	1,571	8,185	12,510	13,811	7,332	4,029	7,984	2,684	94,968	-	267,169	1,198
Renegotiated portfolio	8,736	196	36	68	56	58	58	48	37	1,427	-	10,720	-
- Large Clients	-	-	-	-	-	-	-	-	-	-	-	-	-
- Institutional Clients	-	-	-	-	-	-	-	-	-	-	-	-	-
- Other	8,736	196	36	68	56	58	58	48	37	1,427	-	10,720	-
DISTRIBUTION
Non-renegotiated portfolio	800,895	245,976	69,044	28,476	23,602	18,955	21,965	20,282	21,495	455,130	-	1,705,820	35,993
- Mass-market Clients	458,793	158,628	47,094	16,813	13,327	10,900	10,958	10,265	13,273	313,773	-	1,053,824	13,130
- Large Clients	236,993	64,603	9,837	3,650	2,285	2,551	4,888	5,018	2,893	64,326	-	397,044	6,613
- Institutional Clients	105,109	22,745	12,113	8,013	7,990	5,504	6,119	4,999	5,329	77,031	-	254,952	16,250
Renegotiated portfolio	41,021	13,154	7,553	4,852	3,860	3,304	2,944	2,660	2,456	9,522	-	91,326	24,321
- Mass-market Clients	10,109	8,093	3,844	2,467	1,893	1,432	1,098	887	722	2,243	-	32,788	2,513
- Large Clients	7,799	1,773	1,573	570	268	222	262	211	169	981	-	13,828	9,603
- Institutional Clients	23,113	3,288	2,136	1,815	1,699	1,650	1,584	1,562	1,565	6,298	-	44,710	12,205

Total gross portfolio	1,187,205	278,281	91,000	46,157	41,525	29,853	29,205	31,128	26,864	581,595	-	2,342,813	96,367

	12-31-2016
Type of Portfolio	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	235,410	17,955	4,720	2,479	3,920	2,707	2,113	976	313	99,110	-	369,700	51,977
- Large Clients	92,583	17,436	3,507	286	133	130	292	2	250	15,021	-	129,640	-
- Institutional Clients	100,212	-	-	-	-	-	-	-	-	-	-	100,212	51,962
- Other	42,614	519	1,213	2,193	3,787	2,577	1,820	974	62	84,089	-	139,848	15
Renegotiated portfolio	8,698	48	36	16	35	61	62	23	26	1,330	-	10,335	-
- Large Clients	-	-	-	-	-	-	-	-	-	-	-	-	-
- Institutional Clients	-	-	-	-	-	-	-	-	-	-	-	-	-
- Other	8,698	48	36	16	35	61	62	23	26	1,330	-	10,335	-
DISTRIBUTION
Non-renegotiated portfolio	663,835	144,638	50,795	18,261	16,176	14,807	14,418	5,839	5,573	123,574	-	1,057,917	16,296
- Mass-market Clients	435,534	106,954	33,949	11,521	11,721	10,017	9,765	3,495	2,325	59,644	-	684,925	3,251
- Large Clients	153,523	15,747	7,472	2,153	1,895	1,735	2,123	1,465	1,996	42,587	-	230,696	2,081
- Institutional Clients	74,779	21,937	9,374	4,587	2,560	3,055	2,530	879	1,252	21,343	-	142,296	10,964
Renegotiated portfolio	7,247	8,255	6,250	5,103	4,385	3,463	2,990	2,744	2,579	11,891	-	54,908	47,291
- Mass-market Clients	5,737	4,411	3,539	2,473	1,896	1,507	1,273	1,026	894	4,599	-	27,355	23,528
- Large Clients	710	1,404	867	860	761	233	160	162	152	847	-	6,156	7,735
- Institutional Clients	800	2,441	1,844	1,770	1,727	1,724	1,557	1,555	1,533	6,445	-	21,396	16,028

Total gross porftolio	915,190	170,895	61,801	25,859	24,517	21,038	19,583	9,582	8,491	235,905	-	1,492,862	115,564

	´01-01-2016
Type of Portfolio	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	295,301	14,494	5,401	5,540	5,258	5,127	5,407	7,312	106	66,250	-	410,196	-
- Large Clients	148,348	13,269	5,401	5,358	5,258	5,127	5,000	7,312	106	6,150	-	201,329	-
- Institutional Clients	108,141	-	-	-	-	-	-	-	-	-	-	108,141	-
- Other	38,812	1,225	-	182	-	-	407	-	-	60,100	-	100,726	-
Renegotiated portfolio	6,773	32	76	36	34	43	42	38	61	549	-	7,684	-
- Large Clients	-	-	-	-	-	-	-	-	-	-	-	-	-
- Institutional Clients	-	-	-	-	-	-	-	-	-	-	-	-	-
- Other	6,773	32	76	36	34	43	42	38	61	549	-	7,684	-
DISTRIBUTION
Non-renegotiated portfolio	507,377	78,415	43,601	14,225	21,895	10,745	28,702	5,801	11,228	44,685	-	766,674	-
- Mass-market Clients	303,648	48,322	27,965	9,601	6,269	6,976	25,030	2,829	7,927	12,196	-	450,763	-
- Large Clients	139,884	16,259	8,924	1,581	1,319	1,170	1,592	907	1,037	5,784	-	178,457	-
- Institutional Clients	63,845	13,834	6,712	3,043	14,306	2,599	2,080	2,066	2,264	26,705	-	137,454	-
Renegotiated portfolio	3,099	5,275	2,632	2,289	2,030	1,862	1,589	1,508	1,386	4,341	-	26,012	-
- Mass-market Clients	2,084	2,684	1,671	1,447	1,265	1,110	908	830	743	2,179	-	14,921	-
- Large Clients	695	1,860	367	305	224	232	173	175	161	604	-	4,796	-
- Institutional Clients	320	731	594	538	541	520	508	503	482	1,558	-	6,295	-

Total gross porftolio	812,550	98,216	51,710	22,090	29,217	17,777	35,740	14,659	12,781	115,825	-	1,210,566	-

APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY:

This appendix forms an integral part of the Group’s financial statements.

	COLOMBIA						PERU						ARGENTINA						BRAZIL						TOTAL
	12-31-2017		12-31-2016		´01-01-2016		12-31-2017		12-31-2016		´01-01-2016		12-31-2017		12-31-2016		´01-01-2016		12-31-2017		12-31-2016		´01-01-2016		12-31-2017		12-31-2016		´01-01-2016
BALANCE	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls
Current accounts receivable from related parties	-	3,703	-	-	440	326	12,226	4,695	-	-	-	-	-	-	-	-	-	-	908	742	402	10	-	8	13,134	9,140	402	10	440	334
Trade and other current receivables	139,687	8,348	113,036	9,360	128,552	5,305	54,803	11,833	31,483	7,704	55,685	7,169	161,786	166	89,566	67	37,021	161	343,105	9,370	171,828	9,289	134,876	6,855	699,381	29,717	405,913	26,420	356,134	19,490
Total Asset Estimate	139,687	12,051	113,036	9,360	128,992	5,631	67,029	16,528	31,483	7,704	55,685	7,169	161,786	166	89,566	67	37,021	161	344,013	10,112	172,230	9,299	134,876	6,863	712,515	38,857	406,315	26,430	356,574	19,824
Current accounts payable to related parties	-	-	-	-	61	121	12,226	4,695	-	-	-	-	-	-	-	-	-	-	41,365	589	-	-	1,560	1,560	53,591	5,284	-	-	1,621	1,681
Trade and other current payables	39,959	10,938	41,398	8,010	30,615	7,087	34,951	9,275	6,964	6,700	35,244	6,159	91,788	-	34,118	-	12,053	-	396,857	19,178	178,092	7,554	235,961	5,398	563,555	39,391	260,572	22,264	313,873	18,644
Total Liability Estimate	39,959	10,938	41,398	8,010	30,676	7,208	47,177	13,970	6,964	6,700	35,244	6,159	91,788	-	34,118	-	12,053	-	438,222	19,767	178,092	7,554	237,521	6,958	617,146	44,675	260,572	22,264	315,494	20,325

	COLOMBIA						PERU						ARGENTINA						BRAZIL						TOTAL
	12-31-2017		12-31-2016		01-01-2016		12-31-2017		12-31-2016		01-01-2016		12-31-2017		12-31-2016		01-01-2016		12-31-2017		12-31-2016		01-01-2016		12-31-2017		12-31-2016		01-01-2016
INCOME STATEMENT	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls
Energy sales	141.202	3.743	111.525	9.234	139.931	5.777	66.602	16.422	31.364	7.674	59.610	7.674	171.760	191	97.511	72	37.375	226	357.070	10.498	161.064	8.796	160.251	8.239	736.634	30.854	401.464	25.776	397.167	21.916
Energy purchases	40.392	-	40.844	7.903	31.231	7.979	12.148	4.664	6.933	6.663	37.729	6.593	87.161	-	36.757	-	16.101	-	438.520	20.516	170.206	7.064	282.206	6.414	578.221	25.180	254.740	21.630	367.267	20.986

APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS:

This appendix forms an integral part of the Group’s financial statements.

	Balance as of				Balance as of				Balance as of
Suppliers with Payments Up-to-Date	12-31-2017				12-31-2016				´01-01-2016
	Goods	Services	Other	Total	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Up to 30 days	-	151,741	527,694	679,435	-	160,571	231,474	392,045	-	151,291	253,025	404,316
From 31 to 60 days	-	18,421	90,478	108,899	-	19,314	34,371	53,685	-	18,364	23,159	41,523
From 61 to 90 days	-	-	6,284	6,284	-	-	1,815	1,815	-	-	-	-
From 91 to 120 days	-	-	1,592	1,592	-	-	511	511	-	-	-	-
From 121 to 365 days	-	-	15,932	15,932	-	-	9,039	9,039	-	-	-	-
More than 365 days	-	-	278,427	278,427	-	-	2,539	2,539	-	-	3,208	3,208

Total	-	170,162	920,407	1,090,569	-	179,885	279,749	459,634	-	169,655	279,392	449,047

	Balance as of				Balance as of				Balance as of
Suppliers with Payments Overdue	12-31-2017				12-31-2016				´01-01-2016
	Goods	Services	Other	Total	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Up to 30 days	-	-	-	-	-	-	9,857	9,857	-	-	14,433	14,433
From 31 to 60 days	-	-	-	-	-	-	-	-	-	-	-	-
From 61 to 90 days	-	-	-	-	-	-	-	-	-	-	-	-
From 91 to 120 days	-	-	-	-	-	-	9,669	9,669	-	-	-	-
From 121 to 365 days	-	-	-	-	-	-	14,482	14,482	-	-	-	-
More than 365 days	-	-	94,718	94,718	-	-	99,782	99,782	-	-	123,221	123,221

Total	-	-	94,718	94,718	-	-	133,790	133,790	-	-	137,654	137,654