Form 20-F/A
period 2017-12-31
ENEL AMERICAS S.A.
filed 2018-05-29
CIK 912505

Ated into

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

To

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

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 of Enel Américas S.A. (the “Company”) filed with the Securities and Exchange Commission on April 30, 2018 (the “Form 20-F”) is to furnish the interactive data files formatted in XBRL (eXtensible Business Reporting Language) as Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T.

No other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

Pursuant to Rule 406T of Regulation S-T, the interactive data files furnished as Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and otherwise are not subject to liability under those sections.

PART III

Item 19.Exhibits

Exhibit	Description
1.1*	By-laws (Estatutos) of Enel Américas S.A., as amended.
8.1**	List of Principal Subsidiaries as of December 31, 2017
12.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
23.1**	Consent of EY Audit SpA., an independent registered public accounting firm (Enel Américas S.A.)
23.2**	Consent of KPMG Auditores Consultores Ltda., an independent registered public accounting firm (Enel Generación Chile S.A.).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to Enel Américas’ Form 20-F for the year ended December 31, 2016.
**

These exhibits were previously included or incorporated by reference in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018.

We will furnish to the Securities and Exchange Commission, upon request, copies of any not filed instruments that define the rights of stakeholders of Enel Américas.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

ENEL AMÉRICAS S.A.

By:	/s/ Luca D’Agnese
Name:	Luca D’Agnese
Title:	Chief Executive Officer

Date:	May 29, 2018

4