Form 20-F
period 2019-12-31
ENEL AMERICAS S.A.
filed 2020-04-30
CIK 912505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report,

Commission file number: 001-12440

ENEL AMÉRICAS S.A.

(Exact name of Registrant as specified in its charter)

ENEL AMÉRICAS S.A.

(Translation of Registrant’s name into English)

CHILE

(Jurisdiction of incorporation or organization)

Santa Rosa 76, Santiago, Chile

(Address of principal executive offices)

Nicolás Billikopf, phone: (56-2) 9343-5500, nicolas.billikopf@enel.com, Av. Santa Rosa 76, Piso 15, Comuna de Santiago, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares Representing Common Stock	ENIA	New York Stock Exchange
Common Stock, no par value *	*	New York Stock Exchange
US$ 600,000,000 4.00% Notes due October 25, 2026	ENIA26A	New York Stock Exchange
US$ 858,000 6.60% Notes due December 1, 2026	ENIA26	New York Stock Exchange

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

Shares of Common Stock:    76,086,311,036

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes      No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Enel Américas Simplified’ Organizational Structure (1)

As of the date of this Report

1)

Only principal operating subsidiaries are presented here. The percentage listed in the box for each of Enel Américas’ consolidated subsidiaries represents our economic interest in such subsidiary. Please refer to “Presentation of Information” for an explanation of the calculation of economic interest.

2)

As of December 31, 2019, Enel S.p.A. owned 57.3% of Enel Américas, and as of the date of this Report Enel S.p.A. owns 61.5% of Enel Américas. Upon the termination and settlement of two swap transactions entered into with respect to our ADSs, which are expected to occur on May 11 and May 27, 2020, Enel’s beneficial ownership interest in us is expected to increase to 62.3%. Enel may continue to acquire additional shares under the swap transactions during 2020 to increase its ownership interest in us up to 65% by the end of 2020.

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

CCEE	Câmara de Comercialização de Energia Elétrica	Electricity Trade Chamber or Clearing House

Chilean Stock Exchanges	Chilean Stock Exchanges	The two stock exchanges located in Chile: the Santiago Stock Exchange and the Electronic Stock Exchange.

Cien	Enel CIEN S.A.	Brazilian transmission subsidiary, wholly-owned by Enel Brasil. Formerly Companhia de Interconexão Energética S.A.

CND	Centro Nacional de Despacho	Colombian National Dispatch Center in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

CNPE	Conselho Nacional de Politica Energética	Brazilian national energy policy council in charge of advising the Brazilian President on energy policy.

CMF	Comisión para el Mercado Financiero	Chilean Financial Market Commission, the governmental authority that supervises the financial markets. Formerly the Chilean Superintendence of Securities and Insurance or SVS in its Spanish acronym.

CMSE	Comitê de Monitoramento do Setor Elétrico	The Brazilian energy sector monitoring committee that evaluates the continuity and security of the energy supply across the country.

Codensa	Codensa S.A. E.S.P.	Colombian distribution subsidiary that operates mainly in Bogotá and whose voting power is controlled by us.

COES	Comité de Operación Económica del Sistema	Peruvian entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Colombian MME	Ministerio de Minas y Energía	Colombian Ministry of Mines and Energy.

CONPES	Consejo Nacional de Política Económica y Social	The Colombian council for economic and social policy, the highest national planning authority, and an advisory entity to the government in all aspects related to economic and social development.

Costanera	Enel Generación Costanera S.A.	A publicly held Argentine generation company controlled by us. Formerly Central Costanera S.A.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur S.A.	Argentine transmission company and subsidiary of Enel Brasil.

DCV	Depósito Central de Valores S.A.	Chilean Central Securities Depositary.

DECSA	Distribuidora Eléctrica de Cundinamarca S.A.	Colombian distribution company that merged into Codensa in 2016.

Dock Sud	Central Dock Sud S.A.	Argentine generation subsidiary.

Edesur	Empresa Distribuidora del Sur S.A.	Argentine distribution subsidiary, with a concession area in the southern part of the Buenos Aires greater metropolitan area.

EEC	Empresa de Energía de Cundinamarca S.A. E.S.P.	Colombian distribution subsidiary of DECSA, which merged with Codensa in 2016.

EGP Volta Grande	Enel Green Power Volta Grande S.A.	Brazilian generation subsidiary located in the State of Minas Gerais, in Brazil, owned by Enel Brasil.

El Chocón	Enel Generación El Chocón S.A.	Argentine generation company with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River, Argentina and our subsidiary. Formerly Hidroeléctrica El Chocón S.A.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation subsidiary whose voting power is controlled by us.

Enel	Enel S.p.A.	An Italian energy company with multinational operations in the power and gas markets. A 61.5% beneficial owner of Enel Américas and our ultimate parent company.

Enel Américas	Enel Américas S.A.

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

Enel Generation Peru	Enel Generación Perú S.A.A.	A publicly held Peruvian generation subsidiary. Formerly Edegel S.A.A.

Enel Generation Piura	Enel Generación Piura S.A.	A publicly held Peruvian generation subsidiary. Formerly Empresa Eléctrica de Piura S.A. or EEPSA.

Enel Sudeste	Enel Investimentos Sudeste S.A.	A Brazilian investment holding company, owned by Enel Brasil, and parent company of Enel Distribution Sao Paulo.

Enel Trading Argentina	Enel Trading Argentina S.R.L.	Energy trading subsidiary with operations in Argentina. Formerly Central Comercializadora de Energía S.A. or CEMSA.

Enel X Brasil	Enel X Brasil S.A.

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

ENRE	Ente Nacional Regulador de la Electricidad	Argentine national regulatory authority for the energy sector.

FONINVEMEM	Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

Fortaleza	Central Geradora Termeletrica Fortaleza S.A.	Brazilian generation subsidiary that operates in the state of Ceará and is wholly-owned by Enel Brasil. Also commercially known as Enel Geração Fortaleza.

GEB	Grupo Energía Bogotá S.A.

Colombian state-owned financial and energy holding company, with investments in the electricity generation, transmission, trading and distribution sectors and in the natural gas transmission, distribution and trading sectors. Formerly Empresa Energía de Bogotá S.A. or EEB.

IFRS	International Financial Reporting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

LNG	Liquefied Natural Gas.	Liquefied natural gas.

MADS	Ministerio de Ambiente y Desarrollo Sostenible	Colombian Ministry of Environment and Sustainable Development.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market. There are such markets in each of Argentina, Colombia, and Peru.

MINEM	Ministerio de Energia y Minas	Peruvian Ministry of Energy and Mines.

NCRE	Non-Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave, solar or tidal energy.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in each of Argentina, Brazil, and Colombia.

OEF	Obligación de Energía Firme ·	Colombian firm energy commitment of generators to guarantee energy in the long term.

ONS	Operador Nacional do Sistema Elétrico	National Electric System Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, the Peruvian regulatory electricity authority.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting

PLD	Preço de Liquidação das Diferenças	Settlement price for differences. It is the price assigned to sales and purchases of energy on the Brazilian spot market.

SEE	Secretaria de Energia Argentina	The Argentine Ministry of Energy and Mines manages the electricity industry through the Secretary of Electric Energy.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian national interconnected electricity system.

SENACE	Servicio Nacional de Certificación Ambiental para las Inversiones Sostenibles	Peruvian autonomous national environmental certification service for sustainable investments that reports to the Peruvian Ministry of the Environment.

TESA	Transportadora de Energía S.A.	Transmission company with operations in Argentina and a subsidiary of Enel Brasil, our subsidiary.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit equivalent to Ch$ 28,309.94 as of December 31, 2019.

UPME	Unidad de Planificación Minero Energética	Colombian energy and mining planning unit responsible for planning the expansion of the generation and transmission systems.

UTA	Unidad Tributaria Anual

Chilean annual tax unit. One UTA equals 12 Unidades Tributarias Mensuales (“UTM”), a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes. As of December 31, 2019, one UTM was equivalent to Ch$ 49,623 and one UTA was equivalent to Ch$ 595,476.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

XM	Expertos de Mercado S.A. E.S.P.	A subsidiary of Interconexión Eléctrica S.A. (“ISA”), a Colombian company that provides system management in real time services in electrical, financial and transportation sectors.

INTRODUCTION

As used in this Report on Form 20-F (“Report”), first-person personal pronouns such as “we”, “us” or “our” as well as “Enel Américas” and “the Company” refer to Enel Américas S.A. and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries and jointly controlled companies and associates is expressed in terms of our economic interest as of December 31, 2019.

We are a Chilean company engaged through our subsidiaries and jointly controlled companies in the electricity generation, transmission, and distribution businesses in Argentina, Brazil, Colombia, and Peru. We participate in the generation and transmission businesses mainly through our subsidiaries Costanera, Dock Sud, and El Chocón in Argentina; Cachoeira Dourada, Fortaleza, EGP Volta Grande, and Cien in Brazil; Emgesa in Colombia; and Enel Generation Peru and Enel Generation Piura in Peru. In the distribution business, our principal subsidiaries are Edesur in Argentina; Enel Distribution Ceara, Enel Distribution Rio, Enel Distribution Sao Paulo, and Enel Distribution Goias in Brazil; Codensa in Colombia; and Enel Distribution Peru in Peru. For additional information relating to our main subsidiaries and associates, please see “Item 4. Information on the Company — C. Organizational Structure — Principal Subsidiaries and Affiliates.”

We are a publicly held limited liability stock corporation headquartered in Chile and organized on June 19, 1981, under the laws of the Republic of Chile. During 2016, we completed a corporate reorganization to separate our Chilean businesses from our non-Chilean businesses. As part of this process, the former Enersis S.A. changed its name to Enel Américas S.A. on December 1, 2016. For additional information relating to the company and the corporate reorganization completed in 2016, please see “Item 4. Information on the Company — A. History and Development of the Company — History” and “— The 2016 Reorganization”.

As of the date of this Report, Enel S.p.A. (“Enel”), an Italian energy company with multinational operations in the power and gas markets, owns a beneficial interest of 61.5% of us and is our ultimate controlling shareholder. Enel has declared an intention to acquire additional shares of our common stock and ADSs through swap agreements involving our common stock and ADSs entered into with a financial institution to reach up to 65% beneficial ownership, the maximum level permitted by our bylaws, by the end of 2020. Upon the termination and settlement of two swap transactions entered into by Enel with respect to our ADSs, which are expected to occur on May 11 and May 27, 2020, Enel’s beneficial ownership interest in us is expected to increase to 62.3%. Enel may continue to acquire additional shares under the swap transactions during 2020 to increase its ownership interest in us up to 65% by the end of 2020.

PRESENTATION OF INFORMATION

Financial Information

In this Report, unless otherwise specified, references to “U.S. dollars” or “US$” are to dollars of the United States of America (“United States”); references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$,” or “reais” are to Brazilian reais, the legal currency of Brazil; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “CP$” or “Colombian pesos” are to the legal currency of Colombia; references to “soles” are to Peruvian Soles, the legal currency of Peru; and references to “UF” are to Unidades de Fomento. The UF is a Chilean inflation-indexed, peso-denominated, monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2019, one UF was equivalent to Ch$ 28,309.94. The U.S. dollar equivalent of one UF was US$ 37.81 as of December 31, 2019, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2019, of Ch$ 748.74 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its webpage, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Unless the context specifies otherwise, all amounts translated from Chilean pesos to U.S. dollars or vice versa, or from UF to Chilean pesos, have been carried out at the rates applicable as of December 31, 2019.

Since 2017, our functional currency has been the U.S. dollar, and therefore our consolidated financial statements and other financial information concerning us included in this Report are presented in U.S. dollars. The change of our functional currency was recorded as of January 1, 2017, by translating all items of our consolidated financial statements to the new functional currency, using the exchange rate of Ch$ 669.47 as of January 1, 2017. We also changed the presentation currency of our consolidated financial statements from the Chilean peso to the U.S. dollar. The change in the presentation currency was applied retrospectively as if the U.S. dollar had always been the presentation currency of the consolidated financial statements. The consolidated financial statements for the years ended December 31, 2016 and 2015, were restated in U.S. dollars using the average exchange rate for each period. For further information about the change of our functional currency, please refer to Note 3 of the Notes to our consolidated financial statements.

We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All our subsidiaries are integrated, and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-group transactions. Our participation in associated companies over which we exercise significant influence is included in our consolidated financial statements using the equity method. For detailed information regarding consolidated entities, jointly controlled entities and associated companies, see Notes 2.4 and 2.5 of the Notes to our consolidated financial statements.

This Report may contain translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the Chilean peso equivalent for information in U.S. dollars is based on the Observed Exchange Rate for December 31, 2019, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts that are shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”.

Technical Terms

References to “TW” are to terawatts (1012 watts or a trillion watts); references to “GW” and “GWh” are to gigawatts (109 watts or a billion watts) and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts (106 watts or a million watts) and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts (103 watts or a thousand watts) and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes. References to “BTU” and “MBTU” are to British thermal unit and million British thermal units, respectively. A “BTU” is an energy unit equal to approximately 1,055 joules. References to “Hz” are to hertz, and references to “mtpa” are to metric tons per annum. Unless otherwise indicated, statistics provided in this

Report with respect to the installed capacity of electricity generation facilities are expressed in MW. One TW equals 1,000 GW, one GW equals 1,000 MW, and one MW equals 1,000 kW.  The installed capacity we are presenting in this Report corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.

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

Calculation of Economic Interest

References are made in this Report to the “economic interest” of Enel Américas in its related companies. We could have direct and indirect interest in such companies. In circumstances in which we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage of economic interest in a directly held related company by the percentage of economic interest of any entity in the ownership chain of such related company. For example, if we directly own a 6% equity stake in an associated company and 40% is directly held by our 60%-owned subsidiary, our economic interest in such associate would be 60% times 40% plus 6%, equal to 30%.

Rounding

Figures included in this Report have been rounded for ease of presentation. It is possible, due to rounding, that the sums in tables do not exactly equal the sums of the entries.

FORWARD-LOOKING STATEMENTS

This Report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear throughout this Report and include statements regarding our intent, belief, or current expectations, including but not limited to any statements concerning:

•our capital investment program;

•trends affecting our financial condition or results of operations;

•our dividend policy;

•the future impact of competition and regulation;

•political and economic conditions in the countries in which we or our related companies operate or may operate in the future;

•any statements preceded by, followed by, or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may,” or similar expressions; and

•other statements contained or incorporated by reference in this Report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to:

•demographic developments, political events, economic fluctuations, social unrest, public health crises and pandemics, and interventionist measures by authorities in the markets in South America in which we operate;

•hydrology, droughts, flooding, and other weather conditions;

•changes in the environmental regulations and the regulatory framework of the electricity industry in one or more of the countries in which we operate;

•our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•the nature and extent of future competition in our principal markets; and

•the factors discussed below under “Risk Factors.”

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent registered public accounting firm has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report to reflect later events or circumstances or the occurrence of unanticipated events, except as required by law.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.   Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2019, and 2018 and for each of the years in the three-year period ended December 31, 2019, are derived from our audited consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2017, 2016, and 2015, and for the years ended December 31, 2016, and 2015 are derived from our consolidated financial statements not included in this Report. Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB.

Our consolidated financial statements are presented in U.S. dollars, because of the change of our functional currency from Chilean pesos to U.S. dollars in 2017. The change of our functional currency was recorded as of January 1, 2017, by translating all items of our consolidated financial statements to the new functional currency, using the closing exchange rate at the date of exchange. We also changed our presentation currency of our consolidated financial statements from Chilean pesos to U.S. dollars. The change in the presentation currency was applied retrospectively as if the U.S. dollar had always been the presentation currency of the consolidated financial statements. The consolidated statement of financial position data as of December 31, 2016, and 2015 were translated into U.S. dollars using the closing U.S. dollar Observed Exchange Rate (dólar observado) of Ch$ 669.47 and Ch$710.16 per US$ 1.00, respectively. The consolidated statement of comprehensive income data for the years ended December 31, 2016, and 2015 were translated into U.S. dollars using the average exchange rates of Ch$ 676.19 and Ch$ 654.71 per US$ 1.00, respectively.  For further information about the change of our functional currency please refer to Note 3 of the Notes to our consolidated financial statements. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted-average exchange rate of the previous business day’s transactions in the Formal Exchange Market. For more information concerning historical exchange rates, see “— Exchange Rates” below. Amounts in the tables are expressed in millions of U.S. dollars, except for ratios, operating data and data for shares and American Depositary Shares (“ADS”).

The following tables set forth our selected consolidated financial data for the years indicated and the operating data of our principal subsidiaries:

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	(US$ millions)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	14,314	12,990	10,438	7,643	8,097
Operating costs (1)	(11,545)	(10,555)	(8,219)	(5,843)	(6,181)
Operating income from continuing operations	2,769	2,435	2,219	1,800	1,917
Financial results (2)	(378)	(333)	(582)	(439)	43
Other gains	14	1	5	12	(10)
Share of profit (loss) of associates and joint venture accounted for using the equity method	1	2	3	3	5
Income from continuing operations before income tax	2,406	2,105	1,646	1,376	1,955
Income tax expenses, continuing operations	(236)	(438)	(519)	(531)	(800)
Net Income from continuing operations	2,170	1,667	1,127	845	1,155
Profit after tax from discontinued operations	—	—	—	170	593
Net income	2,170	1,667	1,127	1,015	1,748
Net income attributable to the parent Company	1,614	1,201	709	566	1,011
Net income attributable to non-controlling interests	556	466	417	448	738
Basic and diluted earnings from continuing operations per average number of shares (US$ per share)	0.025	0.021	0.012	0.009	0.013
Basic and diluted earnings from continuing operations per average number of ADS (US$ per ADS)	1.233	1.045	0.617	0.453	0.638
Basic and diluted earnings from discontinued operations per average number of shares (US$ per share)	―	―	―	0.002	0.008
Basic and diluted earnings from discontinued operations per average number of ADS (US$ per ADS)	―	―	―	0.116	0.392
Total basic and diluted earnings per average number of shares (US$ per share)	0.025	0.021	0.012	0.009	0.013
Total basic and diluted earnings per average number of ADSs (US$ per ADS)	1.233	1.045	0.617	0.453	0.638
Cash dividends per share (US$ per share)	0.008	0.006	0.005	0.007	0.010
Cash dividends per ADS (US$ per ADS)	0.419	0.309	0.249	0.332	0.509
Weighted average number of shares of common stock (millions)	65,481	57,453	57,453	49,769	49,093

Consolidated Statement of Financial Position Data
Total assets	29,776	27,396	20,169	16,851	21,754
Non-current liabilities	10,794	8,914	6,956	5,150	3,878
Equity attributable to the parent company	9,966	6,724	6,481	6,200	8,486
Equity attributable to non-controlling interests	2,280	2,108	1,798	1,680	3,047
Total equity	12,246	8,832	8,279	7,880	11,532
Capital stock (3)	9,784	6,763	6,763	6,904	8,173

Other Consolidated Financial Data
Capital expenditures (CAPEX) (4)	1,659	1,541	1,371	1,230	2,081
Depreciation, amortization and impairment losses (5)	1,225	923	728	630	550

(1)

Operating expenses represent raw materials and consumables used, other work performed by the entity and capitalized, employee benefit expenses, depreciation and amortization expenses, impairment loss recognized in the period’s profit or loss and other expenses.

(2)	Financial results represent (+) financial income, (-) financial expenses, (+/-) foreign currency exchange differences and net gains/losses from indexed assets and liabilities.
(3)	Capital stock represents issued capital.
(4)	CAPEX figures represent cash flows used for purchases of property, plant and equipment and intangible assets for each year.
(5)	For further detail please refer to Note 31 of the Notes to our consolidated financial statements.

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
OPERATING DATA OF PRINCIPAL SUBSIDIARIES (1)

Edesur (Argentina)
Electricity sold (GWh)	16,798	17,548	17,736	18,493	18,492
Number of customers (thousands)	2,490	2,530	2,529	2,505	2,479
Total energy losses (%) (2)	15.5	14.2	12.0	12.0	11.6

Enel Distribution Rio (Brazil)
Electricity sold (GWh)	11,089	11,019	11,091	11,181	11,096
Number of customers (thousands)	2,867	2,959	3,030	3,054	2,997
Total energy losses (%) (2)	22.5	21.0	20.4	19.4	19.4

Enel Distribution Ceara (Brazil)
Electricity sold (GWh)	12,186	11,843	11,522	11,628	11,229
Number of customers (thousands)	3,924	3,933	4,017	3,890	3,757
Total energy losses (%) (2)	14.0	13.9	13.6	12.5	12.5

Enel Distribution Goias (Brazil)
Electricity sold (GWh)	14,259	13,755	12,264	―	―
Number of customers (thousands)	3,114	3,027	2,928	―	―
Total energy losses (%) (2)	12.3	11.6	11.7	―	―

Enel Distribution Sao Paulo (Brazil)
Electricity sold (GWh)	43,148	24,693	—	—	—
Number of customers (thousands)	7,328	7,224	—	—	—
Total energy losses (%) (2)	9.6	9.5	—	—	—

Codensa (Colombia)
Electricity sold (GWh)	14,307	14,024	13,790	13,632	13,946
Number of customers (thousands)	3,527	3,439	3,340	3,248	2,865
Total energy losses (%) (2)	7.7	7.7	7.8	7.1	7.1

Enel Distribution Peru (Peru)
Electricity sold (GWh)	8,211	8,045	7,934	7,782	7,624
Number of customers (thousands)	1,434	1,423	1,397	1,367	1,337
Total energy losses (%) (2)	8.2	8.1	8.2	7.8	8.1

Enel Américas
Installed capacity in Argentina (MW) (3)	4,419	4,419	4,419	4,537	4,537
Installed capacity in Brazil (MW) (3) (4)	1,354	1,354	1,354	1,372	992
Installed capacity in Colombia (MW) (3)	3,506	3,499	3,467	3,509	3,509
Installed capacity in Peru (MW) (3)	1,987	1,985	1,979	2,026	1,977
Generation in Argentina (GWh)	12,974	13,949	14,825	13,124	15,204
Generation in Brazil (GWh) (4)	5,292	3,755	4,034	4,034	4,398
Generation in Colombia (GWh)	15,250	14,052	14,765	14,952	13,705
Generation in Peru (GWh)	8,244	8,106	7,430	8,698	8,801

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

(3)	Installed capacity figures may differ from previous years, since starting in 2018 we began reporting the net installed capacity instead of the gross installed capacity.
(4)	Since 2017, data includes the capacity and generation of the Volta Grande hydroelectric plant, as a result of its acquisition and consolidation since November 2017.

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the price in Chilean pesos of our shares of common stock on the Santiago Stock Exchange (Bolsa de Comercio de Santiago) and the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). These fluctuations in the exchange rate affect the price of our American Depositary Shares (“ADSs”) as well as the dividends we pay (see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividends”).  In addition, to the extent that significant financial liabilities are denominated in foreign currencies, fluctuations in the exchange rate may have a considerable impact on our earnings.

For further details regarding fluctuation in the exchange rates between the U.S. dollar and the local currency in each of the countries in which we operate, please refer to “Item 5. Operating and Financial Review and Prospects — a. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company — d. Economic Conditions — Local Currency Exchange Rate.”

B.   Capitalization and Indebtedness.

Not applicable.

C.   Reasons for the Offer and Use of Proceeds.

Not applicable.

D.  Risk Factors.

Certain South American countries have been historically characterized by frequent and occasionally drastic economic interventionist measures by governmental authorities, including expropriations that may adversely affect our business and financial results.

Governmental authorities have altered monetary, credit, tariff, tax, and other policies to influence the course of South American countries, including Argentina, Brazil, Colombia, and Peru. Even though we do not have electricity operations in Chile, our company is established under the laws of the Republic of Chile and is subject to changes in Chilean tax, labor and monetary laws, among others. Other governmental actions in these South American countries have also involved wage, price, and tariff rate controls, as well as other interventionist measures, such as expropriation or nationalization.

In the distribution business, if we do not meet minimum service and technical standards, we may lose our concessions. In some concession areas, such as those in Buenos Aires, Goiás, and Rio de Janeiro, it may be especially difficult to satisfy certain minimum standards that, if not met, empower regulators to revoke our concessions and reassign them to our competitors. For example, a loss of a concession by one of our significant subsidiaries could lead to a default of a debt obligation by such subsidiary, which could trigger a cross default, bankruptcy, or insolvency proceedings. Such events could have a material adverse effect on our contractual obligations under debt covenants.

For 2020, we expect tax reforms and amendments to the current tax laws in Brazil, Chile, and Colombia. Changes in governmental and monetary policies regarding tariffs, exchange controls, regulations, and taxation could reduce our profitability. Inflation, devaluation, social instability, and other political, economic, diplomatic developments or crises, including the response by governments in the region to these circumstances, could also reduce our profitability.

Our businesses depend heavily on hydrology and are affected by droughts, flooding, storms, ocean currents, and other inclement weather conditions.

Approximately 55% of our consolidated installed generation capacity in 2019 was hydroelectric. Accordingly, arid hydrological conditions could negatively affect our business, results of operations, and financial condition. Regional hydrological conditions have often been subject to two weather phenomena dealing with ocean currents - El Niño and La Niña - that influence rainfall and may result in drought or flooding, depending on the region affected. Droughts may affect our ability to dispatch energy from our hydroelectric facilities.

In the past, El Niño has affected Colombian hydrologic conditions, where 88% of our installed capacity is hydroelectric, leading to rainfall deficits, high temperatures, and higher energy prices. In March 2017, “El Niño Costero” in Peru led to unusually heavy rains that flooded the Santa Eulalia River, caused innumerable landslides and avalanches in the coastal basins, and resulted in the stoppage of several of our hydroelectric power plants, mainly Callahuanca (81 MW) and Moyopampa (69 MW). Each ocean current event is different and, depending on its intensity and duration, the magnitude of the social and economic effects could be material.

Our distribution business is also affected by inclement weather, mainly in Argentina. With extreme temperatures, demand can increase significantly within a short period, which could affect service and result in service outages that may result in fines. Depending on weather conditions, results obtained by our distribution business can vary from year to year.

Our operating expenses increase during drought periods when thermal power plants, which have higher operating costs relative to hydroelectric power plants, are dispatched more frequently. Depending on our commercial obligations, we may need to buy electricity at higher spot prices in order to comply with our contractual supply obligations. The cost of these electricity purchases may exceed our contracted electricity sale prices, thus potentially producing losses from those contracts. For further information with respect to the effect of hydrology on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects— A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company—a. Generation and Transmission Business.”

Droughts also indirectly affect the operation of our thermal power plants, including our facilities that use natural gas, fuel oil, or coal, in the following manner:

Our thermal power plants require water for cooling, and droughts may reduce the availability of water and increase the cost of transportation. As a result, we may have to purchase water from agricultural areas that are also experiencing water shortages. These water purchases may increase our operating costs and require us to negotiate further with the local communities.

Thermal power plants generate emissions such as nitrogen oxide (NO), carbon dioxide (CO2), carbon monoxide (CO), sulfur dioxide (SO2), and particulate matter into the atmosphere. Therefore, greater use of thermal power plants during droughts generally increases the risk of producing higher levels of greenhouse emissions.

A full recovery from the drought that has been affecting the regions where most of our hydroelectric power plants are located may last for an extended period, and new drought periods may recur in the future. Prolonged droughts may exacerbate the risks described above and have a further negative effect upon our business, results of operations, and financial condition.

We are subject to potential financial risks resulting from climate change legislation and regulation to limit greenhouse gas (GHG) emissions.

Future climate change legislation and regulation restricting or regulating GHG emissions could result in increased operating costs and have a material adverse effect on our business, results of operations, and financial condition. The adoption and implementation of any international treaty or any legislation or regulations imposing new or additional reporting obligations on, or limiting emissions of, GHGs from our operations could require us to incur additional costs to comply with such requirements and possibly require the reduction or limitation of GHG emissions associated with our operations. These higher compliance standards may involve additional costs to operate and maintain our equipment and facilities, install emission controls, or pay taxes and fees relating to GHG emissions, which could have a material adverse effect on our business, results of operations and financial condition.

A further deterioration of the economic situation in Argentina or further devaluation of the Argentine peso could have an adverse effect on our operations and profitability.

The Argentine peso was one of the worldwide currencies that experienced one of the steepest devaluations against the U.S. dollar in 2019, amounting to an annual depreciation of 37.1%. On August 12, 2019, the Argentine peso depreciated 18.6% against the U.S. dollar in a single day, after Alberto Fernández defeated President Mauricio Macri in a presidential primary election. On December 10, 2019, Mr. Fernández assumed the Presidency amidst a two-year economic recession. The country’s macroeconomic outlook for 2020 remains risky due to high interest rates, the threat of government default on foreign and local debt, rising poverty and unemployment, and a high inflationary environment. In response to these conditions, in December 2019, the Argentine Congress declared a public emergency through December 31, 2020, and passed emergency economic measures to stabilize the economy and resolve the social crisis. These measures included tax increases on certain exports and purchases of U.S. dollars, subsidies for pensioners, and granting more executive powers over finance, tax, administration, pensions, tariffs, energy, health, and social issues. The Argentine government also froze tariffs on electricity and natural gas for 180 days and announced a new distribution tariff scheme that should be in place by the second half of 2020.

Argentina’s annualized inflation rate has increased significantly in the last three years, from 24.8% in 2017, to 47.6% in 2018, and 53.8% in 2019, while the Argentine peso has depreciated nearly 73.5% against the U.S. dollar over the same period. Some economists are concerned that the government owes a substantial amount of short-term debt at very high interest rates in both U.S. dollars and Argentine pesos. In December 2019, the Argentine government postponed payments on US$ 9.1 billion in Argentine Treasury bills until August 31, 2020, which prompted rating agencies to reevaluate the Argentine government’s creditworthiness.

In January 2020, S&P Global upgraded their credit rating for Argentina to “CCC-” (speculative grade), with a negative outlook, from “CC.”  In August 2019, Moody’s lowered their rating to “Caa2” from “B2” and lowered their rating again in April 2020 to “Ca” (non-investment grade), with a negative outlook.

Since July 2018, Argentina has been considered a hyperinflationary economy according to IFRS accounting standards. A general price index was used to present the amounts related to our Argentine subsidiaries in our consolidated financial statements retrospectively to reflect the changes in the purchasing power of the Argentine peso under the provisions outlined in IAS 29, “Financial Reporting in Hyper-Inflationary Economies.” Non-monetary assets and liabilities were restated as of February 2003, the latest date in which an inflation adjustment for accounting purposes was applied in our Argentine subsidiaries. Our consolidated financial statements have not been restated to reflect the gain from the indexation of the non-monetary assets and liabilities of our Argentine subsidiaries before January 1, 2018. Such monetary gain up to that date was recognized as an adjustment to our retained earnings as of January 1, 2018 (please see Note 3 of the Notes to our consolidated financial statements).

Further deterioration of Argentina’s economy, a continued devaluation of the Argentine peso against the U.S. dollar driven by hyperinflation, or the initial freezing and subsequent lowering of electricity distribution tariffs could adversely affect our results of operations and financial condition.

Governmental regulations may unfavorably affect our businesses, cause delays, impede the development of new projects, or increase the costs of operations and capital expenditures.

Our businesses and the tariffs we charge to our customers are subject to extensive regulation that may negatively affect our profitability. For example, governmental authorities in any of the countries in which we operate may impose material rationing policies during droughts or prolonged failures of power facilities, which may adversely affect our business, results of operations and financial condition.

Electricity regulations issued by governmental authorities in the countries in which we operate may affect the ability of our generation companies to collect revenues sufficient to offset their operating costs, which could adversely affect our business, results of operations and financial condition. Governmental authorities may also delay the distribution tariff review process, or tariff adjustments determined by regulatory authorities may be insufficient to pass on our costs to customers.

Our operating subsidiaries are also subject to environmental regulations that, among other things, require us to perform environmental impact studies on future projects and obtain construction and operating permits from local and national regulators. Governmental authorities may withhold or delay the approval of these permits until the completion of environmental impact studies. Therefore, their processing time may be longer than expected. Environmental regulations for existing and future generation capacity have become stricter and require increased capital investments. Any delay in meeting the required emission standards may constitute a violation of the environmental regulations. Failure to certify the original implementation and ongoing emission standard requirements of monitoring systems may result in significant penalties, sanctions, or legal claims for damages. We expect that more restrictive emission limits will be established in the future.

Delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans, which could adversely affect our business, results of operations and financial condition.

Regulatory authorities may impose fines on our subsidiaries due to operational failures or breaches of regulations.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including failures to supply energy, in the four countries in which we operate. Our generation subsidiaries are supervised by local regulatory entities and may be subject to fines in cases where the regulator determines that the company is responsible for the operational failures that affect the regular energy supply to the system. Our subsidiaries may be required to pay fines or compensate customers if they are unable to deliver electricity, even if such failures are not within their control, or when they do not meet environmental or other standards. Fines may also be associated with a breach of regulations.

In 2019, ANEEL fined Enel Distribution Sao Paulo R$ 16.5 million due to failures in technical and commercial procedures related to the quality of electricity supply; Enel Distribution Rio R$ 7.4 million for partial violation of quality of service indicators; Enel Distribution Ceara R$ 6.4 million for technical problems with the call center data preservation process, deadlines, and complaints; and Enel Distribution Goias R$ 74.8 million due to flaws in technical procedures and commercial issues related to the quality of electricity supply.

We depend on payments from our subsidiaries and associates to meet our payment obligations.

In order to pay our obligations, we rely on cash from dividends, loans, interest payments, capital reductions, and other distributions from our subsidiaries and equity affiliates. Such payments and distributions to us are subject to legal constraints such as dividend restrictions, fiduciary obligations, contractual limitations, and foreign exchange controls that may be imposed by local authorities.

Historically, we have not always been able to access the cash flows of some of our operating subsidiaries due to government regulations, strategic considerations, economic conditions, and credit restrictions. In the future, we may not always be able to rely on cash flows from operations in those entities to repay our debt.

Dividend Limits and Other Legal Restrictions: Some of our subsidiaries are subject to legal reserve requirements and other restrictions on dividend payments. Other legal restrictions, such as foreign currency controls, may limit the ability of our subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us. The ability of any of our subsidiaries that are not wholly owned to distribute cash to us may be limited by the directors’ fiduciary duties of such subsidiaries to their minority shareholders. Furthermore, local authorities may force some of our subsidiaries, under applicable regulation, to reduce or eliminate dividend payments. These restrictions could impede our subsidiaries from distributing cash to us under certain circumstances.

Contractual Constraints: Distribution restrictions included in the credit agreements of our subsidiaries, including Enel Generation Piura and most of our subsidiaries in Brazil, may prevent dividends and other distributions to shareholders if they do not comply with specified financial ratios. Our credit agreements typically prohibit distributions if there is an ongoing default.

Operating Results of Our Subsidiaries: The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash requirements of any of our subsidiaries exceed their available cash, cash will not be upstreamed to us.

The currency of any dividend paid by our subsidiaries is subject to depreciation in relation to our functional currency, which may adversely affect our ability to pay dividends to shareholders.

Any of the situations described above could adversely affect our business, results of operations, and financial condition.

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings that could result in unfavorable decisions or financial penalties against us. In Colombia, we exercise control over Emgesa and Codensa through shareholder agreements with Grupo Energía Bogotá S.A. (“GEB”). In December 2017, we were notified that GEB had submitted to arbitration some differences arising between the parties on the distribution of 2016 net income of Emgesa and Codensa under the terms of the shareholder agreements. GEB claimed that we violated the provisions of the shareholder agreements, which regulate distributions, requiring the parties to vote in favor of distribution of 100% of the profits that can be distributed each period. Instead, Emgesa and Codensa distributed 70% of the 2016 net income. The claims seek the distribution of 100% of the profits for 2016 for each company. The amounts in dispute are US$ 21 million for Codensa and US$ 27 million for Emgesa. An adverse ruling would set a precedent that will oblige us to vote always for a 100% distribution of the profits of each year that can be distributed, which may not be financially prudent for our subsidiaries or us.

Our financial condition or results of operations could be unfavorably affected if we are unsuccessful in defending litigations or other lawsuits and proceedings against us. For further information on litigation proceedings, please see Note 34.3 of the Notes to our consolidated financial statements.

Political events or financial or other crises in any region worldwide can have a significant impact on the countries in which we operate, and consequently, may unfavorably affect our operations and liquidity.

The countries in which we operate are vulnerable to external shocks that could cause significant economic difficulties and affect growth. If any of these countries experience lower than expected economic growth or a recession, it is likely that consumer demand for electricity will decrease and that some of our customers may have difficulties paying their electric bills, possibly increasing our uncollectible accounts. Any of these situations could adversely affect our results of operations and financial condition.

Financial and political events in these countries and other parts of the world could also negatively affect our business. For example, since 2018, the U.S. and China have been involved in a trade war involving protectionist measures that has increased volatility in financial markets worldwide due to the uncertainty of political decisions. In addition, instability in the Middle East or any other major oil-producing region could result in higher fuel prices worldwide, which would increase the operating costs for our thermal generation power plants and unfavorably affect our results of operations and financial condition. An international financial crisis and its disruptive effects on the financial industry could negatively affect our ability to obtain new bank financings under the same historical terms and conditions that we have benefited from to date.

Political events or financial or other crises could also diminish our ability to access capital markets in the countries in which we operate and international capital markets as sources of liquidity or increase interest rates available to us. Reduced liquidity could negatively affect our capital expenditures, long-term investments and acquisitions, growth prospects, and dividend payout policy.

The U.S. federal government has experienced shutdowns in recent years. The 2018-2019 U.S. government shutdown, the longest in U.S. history, lasted 35 days and affected many federal agencies, including the SEC. Even temporary or threatened U.S. government shutdowns could have a material adverse effect on the timing, execution, and increased expense associated with our international financing and M&A activities.

We are subject to the adverse effects of worldwide pandemics.

An international public health crisis, such as the one attributable to the COVID‑19 pandemic that has become an increasing worldwide source of distress since December 2019, could significantly affect all the countries in which we operate as well as our trading partners.

In March 2020, in response to the COVID‑19 pandemic, governments in all the countries in which we operate declared some form of a state of emergency recognized by their respective constitutions. These declarations grant each government various special powers, such as control over public spending, use of the military, license to close businesses and schools, and ability to restrict border crossings and domestic travel through quarantines and other measures. The private sector in these countries has voluntarily taken further measures, such as adopting telecommuting wherever possible and the closing of commercial offices. Many businesses, such as restaurants, retail stores, malls, and spaces for large gatherings, have temporarily closed, many by executive decree, and companies associated with travel, transportation, and tourism have been severely affected and many may go bankrupt.

The governments in the countries in which we operate are taking measures to preserve access to essential services, such as water and electricity. As of March 2020, in Argentina, companies providing essential services may not cut service due to non-payment for 180 days for low-income residential customers, small businesses, and companies providing other essential services, such as health facilities. The Brazilian government enacted a similar prohibition on the suspension of the supply of electricity due to non-payment for all residential customers and companies and facilities providing essential services. It also released two Provisory Acts (MP n. 950 and MP n. 949 /2020), setting the grounds and guidelines to financially assist distribution companies during the duration of the effects of COVID-19. In Colombia, the government is allowing low-income residential customers, 60% of the customer base, to defer payment of monthly electricity bills for 36 months, without penalty or risk of a cut in service. The Peruvian government is allowing vulnerable customers (4.8 million residential customers) to prorate bills issued during March 2020 or bills that include any consumption during the emergency period for up to 24 months, without interest, charges, or fees due to late payment.

The cumulative effect of measures of this kind will likely lead to recessions, high unemployment levels, and perhaps a decline in electricity demand in the countries in which we operate. If the COVID-19 pandemic is not adequately contained in 2020, the ability of our businesses to generate income and maintain liquidity levels to allow for normal operations may diminish. We may also experience increased difficulties in receiving payments from our distribution customers, especially those residential customers accustomed to making their monthly electricity bill payments in our commercial offices, some of which have closed. These customers may not have easy access to payment online or may have greater difficulties in settling their electricity bills. We are not presently able to quantify the expected negative effects of the COVID‑19 pandemic on our 2020 results; however, we expect them to be adverse, especially in the distribution business.

South American economic fluctuations, political instability, and corruption scandals may affect our results of operations, financial condition, and the value of our securities.

All our operations are in South America. Accordingly, our consolidated revenues may be affected by the performance of South American economies. If local, regional, or worldwide economic trends adversely affect the economy of any of the countries in which we operate, our financial condition and results of operations could be adversely affected. We operate in Argentina, Brazil, Colombia, and Peru, more volatile countries that at times have experienced political instability due to, among other things, corruption scandals involving several high-ranking government officials. South American financial and securities markets are influenced by economic and market conditions in other countries, which could unfavorably affect the value of our securities.

In addition, the challenges arising from changes in economic conditions, regulatory policies, laws governing foreign trade, manufacturing, development and investment, and various crises and uncertainties in the countries in which we operate and other South American countries, either individually or in the aggregate, could severely impact the economies in these countries and our business, result of operations and financial condition. For example, in December 2019, the Argentine government declared a public emergency and enacted several emergency economic measures to stabilize the economy and resolve the social crisis. In Peru, there was a constitutional crisis in the last quarter of 2019 when President Vizcarra dissolved the Peruvian Congress. The Peruvian Congress initially refused to recognize the action and declared the vice president as the interim president, who resigned the next day. The highest judiciary authority, the Tribunal Constitucional, validated President Vizcarra’s decision and a new Congress was elected and is currently in place. In Colombia, large protests against the government took place in November and December 2019. Initially, the protests were organized by students, unions and indigenous groups opposed to proposed changes to the Colombian pension and labor laws and expanded rapidly to encompass economic inequality, corruption and possible austerity measures, as well as rising violence in the countryside.

In Chile, widespread protests began in October 2019, resulting in a declaration of a state of emergency for a brief period, the introduction of several social and economic reforms, and an agreement to hold a referendum in April 2020 on potentially replacing the Chilean constitution, which was subsequently postponed until October 2020 due to the COVID-19 pandemic. Although we do not have operations in Chile, our management and headquarters are in Chile and our common stock is traded on the Chilean Stock Exchanges. Demonstrations and civil unrest in these countries may continue or worsen, which could negatively impact the economies in these countries and adversely affect our business, results of operations, financial condition and value of our securities.

Insufficient cash flows from our subsidiaries located in these countries have resulted in their inability to meet debt obligations and the need to seek waivers to comply with some debt covenants. To a limited extent, these subsidiaries may require guarantees or other emergency measures from us as shareholders, especially in Brazil and Argentina. For further details regarding financial support provided to our Brazilian subsidiaries, please refer to “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

Future adverse developments in these countries may impair our ability to execute our strategic plan, which could adversely affect our growth and our results of operations and financial condition.

Construction and operation of power plants may encounter significant delays, stoppages, cost overruns, and stakeholder opposition that may damage our reputation and potentially result in impairment of our goodwill with stakeholders.

Our power plant projects may be delayed in obtaining regulatory approvals or may face shortages and increases in the price of equipment, materials, or labor. They may be subject to construction delays, strikes, accidents, and human error. Any such event could negatively affect our business, results of operations and financial condition.

Market conditions may change significantly between the approval and completion of a project, which, in some cases, may decrease a project’s profitability or render it impracticable. Deviations in market conditions, such as estimates of timing and expenditures, may lead to cost overruns and delays in project completion that widely exceed our initial forecasts. In turn, this may have a material adverse effect on our business, results of operation, and financial condition.

We may develop new projects in locations that are sometimes challenging in terms of geographical topography, such as mountain slopes, jungles, or other areas with limited access. Additionally, given the location of some projects, there may be additional inherent risks to archeological heritage sites. These factors may also lead to significant delays and cost overruns.

The operation of our thermal power plants, especially those that are coal fired, may affect our goodwill with stakeholders due to greenhouse gas emissions that could unfavorably affect the environment and nearby residents. Furthermore, outside stakeholders may influence the interests and perceptions communities have of our company. If we fail to address all relevant stakeholders appropriately, we may face opposition, which could negatively affect our reputation, stall operations, or lead to litigation threats or actions. Our reputation is the foundation of our relationship with key stakeholders and other constituencies. If we do not effectively manage these sensitive issues, our business, results of operations, and financial condition could be adversely affected.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders, possibly leading to the abandonment of projects and operations. This could cause our share prices to drop and hinder our ability to attract and retain valuable employees. Any of these outcomes could result in an impairment of our goodwill with stakeholders.

We may be unable to enter into suitable acquisitions or successfully integrate businesses that we acquire.

On an ongoing basis, we review acquisition prospects that may increase our market coverage or provide synergies with our existing businesses, though there can be no assurance that we will be able to identify and acquire suitable companies in the future. The acquisition and integration of independent companies that we do not control is generally a complex, costly, and time-consuming process that requires significant efforts and expenditures. If we do make further acquisitions, such as Enel Distribution Sao Paulo in 2018, we could incur substantial debt, assume unknown liabilities, potentially lose critical employees, be forced to amortize expenses related to tangible assets, and divert management’s attention from other business concerns. For example, as a result of the acquisition of Enel Distribution Sao Paulo, our leverage at the onset increased considerably due to the new debt for the purchase itself and the consolidation of Enel Distribution Sao Paulo’s existing debt.

Integrating acquired businesses may be difficult, expensive, time-consuming, and a strain on our resources and relationships with our employees and customers. Ultimately, these acquisitions may not be successful or achieve the expected benefits. Any delays or difficulties encountered in connection with acquisitions and the integration of their operations could have a material adverse effect on our business, results of operations, or financial condition.

Our business and profitability could be unfavorably affected if water rights are denied, if water concessions are granted with limited duration, or if the cost of water rights is increased.

We own water rights for the supply of water from rivers, lakes, and reservoirs near our production facilities, granted by each countries’ respective authority. In Colombia, water rights and water concessions are awarded for different periods for each of our power plants, in some cases for up to 50 years. However, these concessions may be revoked for specific reasons, including a progressive water decrease or depletion. Water for human consumption has priority over any other use. In Peru, the concessions are granted for indefinite periods but could be revoked due to scarcity or a decline in service quality.

Any limitations on our current water rights, additional water rights, or the current unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and profitability.

Foreign exchange risk may unfavorably affect our results and the U.S. dollar value of dividends payable to ADS holders.

Even though our functional currency is the U.S. dollar, our subsidiaries generate revenues in Argentine pesos, Peruvian nuevos soles, Brazilian reais, and Colombian pesos. We generally have been and will continue to be materially exposed to currency fluctuations in our local currencies against the U.S. dollar because of time lags and other limitations to pegging our tariff rates to the U.S. dollar. This exposure can substantially decrease the value of cash generated by our subsidiaries and the value of our dividends when translated into in U.S. dollars if our local currencies experience a devaluation against the U.S. dollar. For example, the Chilean peso devaluated by 7.2% against the U.S. dollar in 2019 and continues to strongly devaluate as of the date of this Report. Future volatility in the exchange rate of the currencies in which we receive revenues or incur expenditures may adversely affect our business, results of operations, and financial condition, especially when measured in U.S. dollars, the currency that affects our ADS holders.

Our long-term energy sales contracts are subject to fluctuations in the market prices of certain commodities, energy, and other factors.

We have exposure to fluctuations in the market prices of certain commodities that affect our long-term energy sales contracts. These contracts commit our subsidiaries to material obligations as selling parties and contain prices that are indexed to different commodities, exchange rates, inflation, and the market price of electricity. Unfavorable changes to these indices would reduce the rates we charge under these contracts, which could adversely affect our business, results of operations, and financial condition. In our distribution business, we also have economic exposure to fluctuations in energy prices.

We are subject to incremental risks in distribution markets that are becoming more liberalized.

In some countries, our distribution customers who meet the minimum and maximum demand requirements may freely choose unregulated tariffs. This may adversely affect our operating income. In some cases, customers may choose an alternative energy provider, which could adversely affect our business, results of operations, and financial condition.

Our controlling shareholder may exert influence over us and may have a different strategic view for our development from that of our minority shareholders.

Enel, our controlling shareholder, owns a beneficial interest of 61.5% of our share capital as of the date of this Report. Enel has declared an intention to acquire additional shares of our common stock and ADSs through swap agreements involving our common stock and ADSs entered into with a financial institution to reach up to 65% beneficial ownership, the maximum level permitted by our bylaws, by the end of 2020. Upon the termination and settlement of two swap transactions entered into by Enel with respect to our ADSs, which are expected to occur on May 11 and May 27, 2020, Enel’s beneficial ownership interest in us is expected to increase to 62.3%. Enel may continue to acquire additional shares under the swap transactions during 2020 to increase its ownership interest in us up to 65% by the end of 2020. Under Chilean corporate law, Enel has the power to determine the outcome of all material matters that require a simple majority of shareholders’ votes, such as the election of the majority of the seats on our board, and, subject to contractual and legal restrictions, the adoption of our dividend policy. Enel also exercises significant influence over our business strategy and operations. However, in some cases, its interests may differ from those of our minority shareholders. For example, in South American countries other than Chile, Enel conducts its business operations in the renewable energy field through Enel Green Power S.p.A., a company in which we have no equity interest. Certain conflicts of interest affecting Enel in these matters may be resolved in a manner that is different from the interests of our company or our minority shareholders.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents, and acts of terrorism, which could unfavorably affect our operations, earnings and cash flow.

Our primary facilities include power plants, transmission and distribution assets that are exposed to damage, from catastrophic natural disasters, such as earthquakes and fires, human causes, as well as acts of vandalism, protests, riots, and terrorism. A catastrophic event could cause prolonged unavailability of our assets, disruptions in our business, significant decreases in revenues due to lower demand, or significant additional costs to us not covered by our business interruption insurance. There may be lags between a significant accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximum amounts.

In mid-October 2019, widespread street demonstrations and protests erupted in Santiago and quickly spread throughout the rest of Chile. These actions have since become commonplace, and, at times, have been accompanied by looting, arson, and severe vandalism. Violent confrontations between protesters and the police and armed forces have resulted in a significant loss of human lives and severe injuries. The accumulated damage to public and private property could amount to billions of dollars. Damage to the country’s economy, prospects for growth, perception of risk, and immediate repercussions in terms of unemployment and loss of productivity are also significant. Our corporate headquarters in Santiago suffered a severe arson attack on October 18, 2019, resulting in the dislocation of our management and headquarters employees for an extended period. It is not possible to estimate when such violence will come to an end or the final effects on our business, but there may be material long-term negative effects resulting from this social crisis. Violence has accompanied these spontaneous acts of civil unrest in many regions in 2019. In a globalized world interconnected through the Internet and mass media, all the countries in which we operate are subject to this risk.

Any natural or human catastrophic disruption to our electricity assets in the countries in which we operate could lead to significant adverse effects on our results of operations and financial condition.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures or refinancing existing obligations.

As of December 31, 2019, our consolidated debt totaled US$ 6,368 million, and our holding company debt in Chile totaled US$ 959 million. Our debt agreements are subject to several of the following provisions, including (1) financial covenants, (2) affirmative and negative covenants, (3) events of default, (4) mandatory prepayments for contractual breaches, (5) change of control clauses for material mergers and divestments, and (6) bankruptcy and insolvency proceeding covenants, among others.

As of December 31, 2019, we held US$ 591 million in SEC-registered bonds issued in the U.S. and had drawn bank debt under a Senior Unsecured Revolving Credit Agreement for US$ 352 million, all governed under the laws of the State of New York.

A significant portion of our financial indebtedness is subject to cross default provisions, which have varying definitions, criteria, materiality thresholds, and applicability concerning subsidiaries that could result in cross default. Our debt may also become immediately due and payable in cases involving bankruptcy or insolvency proceedings of a significant or material subsidiary. Likewise, some of our debtholders may decide to accelerate our debt in events of cross default dealing with significant or material subsidiaries, among other potential covenant defaults.

We may be unable to refinance our debt or obtain such refinancing in terms acceptable to us. In the absence of such refinancing, we could be forced to liquidate assets at unfavorable prices in order to make payments due on our debt.

Furthermore, we may be unable to sell our assets at opportune moments or sufficiently high prices to obtain proceeds that would enable us to make such payments.

We may also be unable to raise the necessary funds required to finish our projects under development or construction. Market conditions or unforeseen project costs prevailing when we need funds could compromise our ability to finance these projects and expenditures.

As of the date of this Report, Brazil is the country with our highest refinancing risk. As of December 31, 2019, the debt of our Brazilian subsidiaries amounted to US$ 3,218 million, while the debt of our Colombian subsidiaries amounted to US$ 1,585 million.

Our inability to finance new projects or capital expenditures, refinance our existing debt, or comply with our covenants could negatively affect our results of operation and financial condition.

If third party electricity transmission facilities, gas pipeline infrastructure, or fuel supply contracts fail to provide us with adequate service, we may be unable to deliver the electricity we sell to our final customers.

We depend on transmission facilities owned and operated by other companies to deliver the electricity we sell. This dependence exposes us to several risks. If the transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity. If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient. If restrictive transmission price regulations are imposed, transmission companies may not have sufficient incentives to invest in expanding their infrastructure, which could unfavorably affect our results of operations and financial condition or affect our ability to deploy our portfolio of projects under development. The construction of new transmission lines may take longer than in the past, mainly because of sustainability, social, and environmental requirements that create uncertainties as to the timing of project completion. As a result, in some of the countries in which we operate, renewable energy projects are being completed faster than new transmission projects, which is creating a backlog of electricity that can be transmitted through current transmission systems. In Argentina, for example, the lack of investment in transmission lines will reduce incentives for the development of renewable energy projects.

We also rely on pipelines to obtain natural gas, mainly in Peru, where more than 50% of our generation capacity is thermal. In recent years, the Peruvian system has occasionally faced gas and electricity shortages due to a lack of sufficient capacity in the pipeline and transmission lines, which led to higher spot prices. Depending on the type of facility, our thermal generation power plants purchase gas, coal, diesel, and other fuels to produce electricity. Any contract breach or supply shortage may prevent our facilities from producing electricity on time.

Fortaleza owns and operates a 319-MW natural gas combined-cycle power plant. We have a contract with Petrobras that guarantees a supply of natural gas at a fixed priced until 2023 to supply Fortaleza. The primary purpose of the program is to avoid a short-term energy crisis by providing security through thermal generation, because, as seen in 2018, hydroelectric power plants are vulnerable to adverse hydrological conditions. From 2001 until 2017, the Brazilian government supplied Fortaleza with all the fuel we needed to operate the power plant. However, in September 2017, Petrobras announced a unilateral termination of the gas supply contract on the grounds of alleged economic disequilibrium and excessive burdens. Petrobras has since sporadically supplied natural gas to Fortaleza under the terms of that contract, but the situation is highly unstable. In the event of interruptions in the supply of natural gas, Fortaleza has in the past and may in the future be required to purchase electricity at spot market prices, which could be higher than the contracted fixed sale price to customers, such as Enel Distribution Ceará, which has contracted to buy all of Fortaleza’s generation until 2023. This scenario could adversely affect our business, results of operations, and financial condition.

We may be unable to reach satisfactory collective bargaining agreements with our unionized employees or retain key employees in cases of labor conflict.

A large percentage of our employees are members of unions and have collective bargaining agreements that must be renewed regularly. Our business, results of operations, and financial condition could be unfavorably affected by a failure to reach a collective bargaining agreement with any labor union, or by an agreement with a labor union that contains terms we view as unfavorable. Laws in many of the countries in which we operate provide legal mechanisms for judicial authorities to impose a collective bargaining agreement if the parties are unable to come to an agreement, which may materially increase our costs.

We employ many highly specialized employees, and specific actions such as strikes, walkouts, or work stoppages by these employees could negatively impact our business, results of operations, financial conditions, and reputation.

The relative illiquidity and volatility of the Chilean securities market could unfavorably affect the price of our common stock and ADSs.

Even though we do not have assets in Chile, our shares are traded on the Chilean Stock Exchanges because we are organized under the laws of the Republic of Chile and have our headquarters in Chile. Chilean securities markets are substantially smaller and have less liquidity than the major securities markets in the United States and other developed countries. The low liquidity of the Chilean market may impair the ability of shareholders to sell shares, or holders of ADSs to sell shares of our common stock withdrawn from the ADS program, on the Chilean Stock Exchanges in the amount and at the desired price and time.

Lawsuits against us brought outside of the South American countries in which we operate, or complaints against us based on foreign legal concepts may be unsuccessful.

All our operations are located outside of the United States. All our directors and officers reside outside of the United States, and substantially all their assets are located outside the United States. If any investor were to bring a lawsuit against our directors and officers in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce judgments obtained in U.S. courts based on civil liability provisions of U.S. federal securities laws against them in U.S. or Chilean courts. There is also doubt as to whether an action could be brought successfully in Chile for liability based solely on the civil liability provisions of U.S. federal securities laws.

Interruption in or failure of our information technology, control, and communications systems or cyberattacks to or cybersecurity breaches of these systems could have a material adverse effect on our business, results of operations, and financial condition.

We operate in an industry that requires the continued operation of sophisticated information technology, control, and communications systems (“IT Systems”) and network infrastructure. We use our IT Systems and infrastructure to create, collect, use, disclose, store, dispose of, and otherwise process sensitive information, including company and customer data, and personal information regarding customers, employees and their dependents, contractors, shareholders, and other individuals. In our generation business, IT Systems are critical to controlling and monitoring our power plants’ operations, maintaining generation and network performance, generating invoices to bill customers, achieving operating efficiencies, and meeting our service targets and standards. Our distribution business increasingly relies on IT Systems to monitor smart grids, billing processes for millions of customers and customer service platforms. The operation of our generations, transmission, and distribution systems is dependent not only on the physical interconnection of our facilities with the electricity network infrastructure but also on communications among the various parties connected to the network. The reliance on IT Systems to manage information and communication among and between those parties has increased significantly since the deployment of smart meters and intelligent grids, especially in Brazil and Colombia, where we have installed a significant number of smart meters.

Our generation, transmission, and distribution facilities, IT Systems, and other infrastructure, as well as the information processed in our IT Systems, could be affected by cybersecurity incidents, including those caused by human error. Our industry has begun to see an increased volume and sophistication of cybersecurity incidents from international activist organizations, nation states, and individuals, and are among the emerging risks identified in our planning process. Cybersecurity incidents could harm our businesses by limiting our generation, transmission, and distribution capabilities, delaying our development and construction of new facilities or capital improvement projects to existing facilities, disrupting our customer operations, or exposing us to liability. Our business systems are part of an interconnected system. Therefore, a disruption caused by the impact of a cybersecurity incident in the electric transmission grid, network infrastructure, fuel sources, or our third party service providers’ operations could also unfavorably affect our business.

Our business requires the collection and retention of personally identifiable information of our customers, employees, and shareholders, who expect that we will adequately protect the privacy of such information. Cybersecurity breaches may expose us to a risk of loss or misuse of confidential and proprietary information. Significant theft, loss, or fraudulent use of personally identifiable information may lead to potentially large costs to notify and protect the impacted persons and could cause us to become subject to significant litigation, losses, liability, fines, or penalties, any of which could materially and adversely affect our results of operations and reputation with customers, shareholders, and regulators, among others. We may also be required to incur significant costs associated with governmental actions in response to such intrusions or to strengthen our information and electronic control systems.

The cybersecurity threat is dynamic and evolving and is increasing in sophistication, magnitude, and frequency. There is no assurance that we can implement adequate preventive measures or accurately assess the likelihood of a cybersecurity incident. We are unable to quantify the potential impact of cybersecurity incidents on our business and reputation. These potential cybersecurity incidents and corresponding regulatory action could result in a material decrease in revenues and high additional costs, including penalties, third party claims, repair costs, increased insurance expense, litigation costs, notification and remediation costs, security costs, and compliance costs.

Item 4.    Information on the Company

A. History and Development of the Company.

History

We are a publicly held limited liability stock corporation headquartered in Chile and organized on June 19, 1981, under the laws of the Republic of Chile. Since January 1983, we have been registered in Santiago with the CMF under Registration No. 0175. We have also been registered with the SEC under the commission file number 001-12440 since October 19, 1993. Our full legal name is Enel Américas S.A. and we are also known commercially as “Enel Américas.” Our shares are listed and traded on the Chilean Stock Exchanges under the trading symbol “ENELAM” and our ADSs are listed and traded on the NYSE under the trading symbol “ENIA.”

Our contact information in Chile is:

Contact Person:	Nicolás Billikopf
Street Address:	Av. Santa Rosa 76, Piso 15 Comuna de Santiago Santiago, Chile
Email:	nicolas.billikopf@enel.com
Telephone:	(56-9) 9343-5500
Web site:	www.enelamericas.com

The information contained on or linked from our website is not included as part of, or incorporated by reference into, this Report. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as our company, at www.sec.gov.

We are an electricity utility company engaged, through our subsidiaries and affiliates, in the generation, transmission and distribution of electricity businesses in Argentina, Brazil, Colombia, and Peru. As of December 31, 2019, we had 11,267 MW of net installed generation capacity and 24.7 million distribution customers. Our net installed generation capacity is comprised of 112 generation units in the four countries in which we operate, of which 55% are hydroelectric power plants. As of December 31, 2019, we had consolidated assets of US$ 29.8 billion and operating revenues of US$ 14.3 billion.

Since June 2009, our controlling shareholder has been the Italian company Enel, which as of the date of this Report beneficially owns 61.5% of our shares. Enel has declared an intention to acquire additional shares of our common stock and ADSs through swap agreements involving our common stock and ADSs entered into with a financial institution to reach up to 65% beneficial ownership, the maximum level permitted by our bylaws, by the end of 2020. Upon the termination and settlement of two swap transactions entered into by Enel with respect to our ADSs, which are expected to occur on May 11 and May 27, 2020, Enel’s beneficial ownership interest in us is expected to increase to 62.3%. Enel may continue to acquire additional shares under the swap transactions during 2020 to increase its ownership interest in us up to 65% by the end of 2020. Enel is an energy company with multinational operations in the power and gas markets, focusing primarily on Europe and Latin America. Enel operates in 32 countries across five continents, produces energy through a managed installed capacity of more than 88 GW, which includes 46 GW of renewable sources, and distributes electricity and gas through a network covering 2.2 million kilometers. With almost 70 million users worldwide, Enel has the most extensive customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity. Enel shares trade on the Milan Stock Exchange.

We are one of the largest publicly listed companies in the electricity sector in South America. We have been known as Enel Américas since the 2016 Reorganization described further below. However, we trace our origins to Compañía Chilena de Electricidad Ltda. (“CCE” in its Spanish acronym), which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica (“CONAFE” in its Spanish acronym), with operations dating back to 1919. Following the nationalization of the CCE in the 1970s, the Chilean electric utility sector was reorganized in the 1980s under the Chilean Electricity Law, known as the Decree with Force of Law No. 1 of 1982 (“DFL 1”). The CCE’s operations were divided into a generation company, AES Gener S.A. (“Gener”), an unrelated company, and two distribution companies, one with a concession in the Valparaíso Region, Chilquinta S.A., an unrelated company, and the other with a concession in the Santiago Metropolitan Region, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization. In August 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. changed its name to Enersis S.A. (“Enersis”), and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A. (currently Enel Distribución Chile S.A.). In the 1990s, we diversified into electricity generation, transmission and distribution sectors in other South American countries. Subsequent to the 2016 Reorganization (described below), we no longer hold electricity assets in Chile, but instead hold electricity generation, transmission and distribution assets in Argentina, Brazil, Colombia, and Peru.

We began international operations in 1992 with our participation in Edesur, a distribution company, and Costanera, a generation company, both in Argentina. In 1994, we expanded into Peru through our distribution company Edelnor (now Enel Distribution Peru), and in 1995, acquired the electricity generation company Edegel (now Enel Generation Peru). Our presence in Brazil and Colombia began in 1996 through our Brazilian distributor, Ampla (now Enel Distribution Rio), and the Colombian generator, Codensa. In 1997, we acquired an interest in the Colombian generator Emgesa. We acquired the Brazilian distributor Coelce (now Enel Distribution Ceara) in 1998 and the Brazilian generator Fortaleza in the state of Ceará in 2002. In 2005, Enel Brasil was formed in order to manage all the generation, transmission and distribution assets held in Brazil, namely, Enel Distribution Rio, Enel Distribution Ceara, Fortaleza, and Cachoeira Dourada, and the transmission business held through Cien.

During the 2000s we increased our participation in some of our existing subsidiaries. In 2006, Empresa de Generación Termoeléctrica Ventanilla S.A., a Peruvian generation company that was owned by the Spanish electric utility, Endesa, S.A. (“Endesa Spain”) at the time, merged with and into Edegel, becoming a 457 MW thermoelectric generation company. In September 2007, we merged our generation subsidiaries in Colombia into our generation company Emgesa. As of December 31, 2019, we held a 48.5% economic and 56.4% voting interest in Emgesa and, pursuant to a shareholders’ agreement, we control and consolidate the company. For more information regarding the control and consolidation of Emgesa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.” In October 2009, Enel Generation Chile purchased an additional 29.4% of Enel Generation Peru, increasing our economic interest in that company from 19.8% to 37.5%., and we acquired an additional 24% of Enel Distribution Peru, increasing our economic interest in the company from 33.5% to 57.5%.

In March 2013, we completed a capital increase proposed by Endesa Spain, our parent company at the time, through in-kind contributions from all its equity interests in 25 companies in the five South American countries in which we operated. The other shareholders had the right to contribute their proportional participation in cash. The capital increase was first offered to existing shareholders through a preemptive rights offering registered with the CMF and the U.S. SEC and subsequently through a follow-on offering. The total Ch$ 2,846 billion (US$ 6 billion at that time) capital increase consisted of Ch$ 1,714 billion (US$ 3.6 billion) of in-kind contributions from Endesa Spain and Ch$ 1,132 billion (US$ 2.4 billion) in cash from minority shareholders (the “2013 capital increase”). Following the 2013 capital increase, we acquired additional interests in certain companies, directly or indirectly through our subsidiaries and undertook other reorganizations including the following transactions:

•

In May 2014, we finalized a voluntary public offer to purchase the shares of our subsidiary Enel Distribution Ceara that we did not own. The investment amounted to Ch$ 133 billion (at that time) and we reached a 64.9% economic interest in Enel Distribution Ceara. Following the 2016 Reorganization, and as of December 31, 2019, we held a 74.1% economic interest in Enel Distribution Ceara.

•

In September 2014, we acquired the indirectly held shares that Inkia Americas Holdings Limited had in Generandes Perú S.A. (39.0% of the company), the controlling company of Enel Generation Peru. The total investment amounted to Ch$ 243 billion (US$ 413 million at that time) and we increased our economic interest in Enel Generation Peru by 21%, to 58.6%.

•

In February 2017, we acquired 94.8% of the shares of Celg Distribuição S.A. (now Enel Distribution Goias) in a tender process organized by the Brazilian Government through BNDES. The offer amounted to R$ 2,187 million (US$ 640 million at that time). In May 2017, Enel Brasil acquired the remaining 5% of Enel Distribution Goias for R$ 82 million. As of December 31, 2019, we held a 99.9% economic interest in Enel Distribution Goias.

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

•

On October 4, 2017, our wholly owned subsidiary Enel Peru acquired a 7.5% stake of Enel Distribution Peru on the Lima Stock Exchange. This transaction amounted to 262 million Peruvian soles (US$ 80 million at that time). As a result, we increased our economic interest in Enel Distribution Peru to 83.2%.

•

On June 4, 2018, we completed a tender offer to acquire Enel Distribution Sao Paulo, the main distribution company in Sao Paulo, Brazil and among the largest distribution companies in South America. Enel Distribution Sao Paulo, with more than 7.2 million customers, operates in a concession area of 4,526 square kilometers. In the tender offer, we acquired 73.4% of the shares at R$ 45.22 per share. Until July 4, 2018, all remaining Enel Distribution Sao Paulo shareholders were allowed to sell their shares at the same tender offer price. During September 2018, we participated in a capital increase of Enel Distribution Sao Paulo. In November 2019, we made a tender offer of R$ 49.39 per share for the remaining 4.056% of common stock of Enel Distribution Sao Paulo. The purpose of the November 2019 tender offer was to terminate Enel Distribution Sao Paulo’s registration as a publicly held company with the CVM under category “A,” converting the company to category “B.” Our ownership of the company, as of the date of this Report, is 100%. The total investment to acquire the remaining 4.056% of Enel Distribution Sao Paulo was approximately US$ 2,270 million using the exchange rate at that time.

•

At an ESM held on April 30, 2019, our shareholders approved a capital increase for an amount of US$ 3 billion. The capital increase was made through two preemptive rights periods in Chile for local shares and in the United States for ADRs. As a result, 18,633,669,520 new shares of our common stock, including in the form of ADRs, were subscribed and paid for by our existing shareholders and ADR holders representing 99.5% of the total new shares approved at the ESM, totaling US$ 3,020,670,890, the largest cash‑only capital increase in Chilean corporate history.

The 2016 Reorganization

During 2016, we completed a corporate reorganization to separate our Chilean businesses from our non-Chilean businesses (the “2016 Reorganization”).

The 2016 Reorganization involved the separation of the respective Chilean and non-Chilean electricity generation, transmission and distribution businesses of Empresa Nacional de Electricidad S.A. (“Endesa Chile”), Chilectra and Enersis by means of a “demerger” under Chilean law and the subsequent distribution of the shares of the newly created entities to each company’s respective shareholders (collectively, the “Spin-Offs”). The “demerger”, or separation of the businesses, occurred on March 1, 2016, and the Spin-Offs were effective in April 2016, with the creation and public listing of the shares of the newly incorporated entities: (i) Enersis Chile S.A. (“Enersis Chile”), which held the Chilean businesses of Enersis, (ii) Endesa Américas S.A. (“Endesa Américas”), which held the non-Chilean businesses of Endesa Chile, and (iii) Chilectra Américas S.A. (“Chilectra Américas”), which held the non-Chilean businesses of Chilectra.

The 2016 Reorganization also involved the merger of the companies holding the non-Chilean assets. The merger became effective on December 1, 2016, and merged Endesa Américas and Chilectra Américas with and into Enersis Américas, with the latter continuing as the surviving company. The merger combined the non-Chilean generation, transmission and distribution businesses under a single holding company, contributed to the simplification of the corporate structure of the group and provided benefits such as subsidiary cash leakage reduction, strategic interest alignment and increased decision-making and operational efficiencies. As a consequence of the merger, we issued 9,232,202,625 new shares, of which 872,333,871 shares were deemed reacquired and held as treasury stock and were cancelled as a result of the approval of the cancellation by the shareholders at the ESM held on April 27, 2017. As a result, our ultimate controlling shareholder, Enel, owned 51.8% of our outstanding shares. As of the date of this Report, Enel beneficially owns 61.5% of our shares, after fully subscribing its pro rata share of the 2019 capital increase and making additional purchases in 2019 and 2020. Enel has declared an intention to acquire additional shares of our common stock and ADSs through swap agreements involving our common stock and ADSs entered into with a financial institution to reach up to 65% beneficial ownership, the maximum level permitted by our bylaws, by the end of 2020. Upon the termination and settlement of two swap transactions entered into by Enel with respect to our ADSs, which are expected to occur on May 11 and May 27, 2020, Enel’s beneficial ownership interest in us is expected to increase to 62.3%. Enel may continue to acquire additional shares under the swap transactions during 2020 to increase its ownership interest in us up to 65% by the end of 2020.

As part of the 2016 Reorganization process, Enersis changed its name to Enersis Américas S.A. on March 1, 2016, and subsequently to Enel Américas S.A. on December 1, 2016. On October 18, 2016, (i) Endesa Chile changed its name to Enel Generación Chile S.A.; (ii) Chilectra changed its name to Enel Distribución Chile S.A.; and (iii) Enersis Chile S.A. changed its name to Enel Chile S.A.

Enel X

In 2018, we formed Enel X Colombia S.A.S. (“Enel X Colombia”), which is wholly owned by Codensa. The main purpose of Enel X Colombia is to focus on public lighting tenders, supplementing the activities of Codensa. We also changed the name of Enel Soluçoes S.A., a wholly owned subsidiary of Enel Brasil, to Enel X Brasil S.A. (“Enel X Brasil”). These companies will develop, implement and sell products and services that incorporate innovation and cutting-edge technology and are different from the sale of energy or concessioned energy distribution and associated services. These Enel X companies expect to offer turnkey projects for municipalities and other public and governmental entities, industrial or residential customer appliances such as photovoltaic systems, heating ventilation air conditioning, led lighting, projects related to energy efficiency, and the development of public and private electric mobility, and charging infrastructure, in all cases including customers outside of our concession areas.

Capital Investments, Capital Expenditures, and Divestitures

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

Our investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project following expected profitability and strategic fit, which includes sustainability considerations. We are currently focused on making investments on behalf of the distribution business, related to network reliability, capacity improvement, and new technology developments such as smart meters.

For the 2020-2022 period, we expect capital expenditures in our subsidiaries to amount to US$ 5,347 million. Our focus will be investments currently in progress, maintenance of our distribution network and generation plants, in studies required to develop other potential generation and distribution projects and in the development of new businesses. For further detail regarding these projects, please see “Item 4. Information on the Company — D. Property, Plant and Equipment — Projects Under Development.”

The table below sets forth the expected capital expenditures for the 2020-2022 period and the capital expenditures incurred in 2019, 2018, and 2017:

	Estimated 2020-2022	2019	2018	2017
	(in millions of US$)
Capital expenditures (1)	5,347	1,659	1,541	1,371

1)	Capital expenditures listed in this table represent payments for each year, net of contributions, except for future projections.

While our planned investments go beyond the three years highlighted in this table, we are reporting three years to be better aligned with Enel’s three-year industrial plan disclosed in November 2018. For further information, please refer to “Item 4. Information on the Company — D. Property, Plant and Equipment. — Project Investments” and “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations.”

Capital Expenditures in 2019, 2018, and 2017

A critical part of our capital expenditures is related to non-discretionary investments that include maintenance of existing installed capacity to increase the quality and operation standards of our facilities. On a consolidated basis, during 2019, our capital expenditures were primarily focused on Brazil and, in a higher proportion, the distribution segment.

In our distribution business, our capital expenditures since 2017 have been primarily related to the expansion of service in response to increasing demand for energy and new customers, the improvement of quality of service and safety, and the prevention of energy losses, especially in Brazil. During 2019, we invested US$ 760 million in our Brazilian distribution companies and US$ 256 million in Codensa, our Colombian distribution company. We plan to continue to expand our services, increasing the connections available to end customers, and reduce energy losses to improve efficiency and profitability.

During 2017 and 2018, the focus of our capital expenditures in the generation business was in Emgesa and Peru. In Emgesa, we started the improvements to our thermal power plant Termozipa to reduce its environmental impact and to extend its useful life. The environmental upgrade aims to achieve the best environmental standards for gas emissions among coal-fired power plants in Latin America. In Peru, we focused on the reconstruction of our hydroelectric power plants affected by the heavy rains at the beginning of 2017, which damaged the Callahuanca and Moyopampa power plants. We also invested in maintenance activities and modernization of civil works and hydraulic units in Peru.

Projects in progress will be financed with resources provided by external financing and internally generated funds.

B.   Business Overview.

We are a publicly held limited liability stock corporation headquartered in Chile, but with consolidated operations in Argentina, Brazil, Colombia, and Peru. Our core businesses are electricity generation, transmission, and distribution.

The table below presents our revenues by reportable segments and by operating segments within such reportable segments.

	Year ended December 31,
	2019	2018	2017	Change 2019 vs. 2018
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	436	328	300	33.0
Costanera	214	163	152	31.4
El Chocón	72	67	58	7.2
Dock Sud	147	95	88	55.1
Other	3	3	1	—

Generation and Transmission Business in Brazil	778	854	830	(9.0)
Cachoeira Dourada	494	540	503	(8.5)
Fortaleza	310	212	261	46.3
Cien	70	83	89	(15.3)
EGP Volta Grande	107	82	9	30.6
Other	(203)	(63)	(32)	222.2

Generation and Transmission Business in Colombia	1,247	1,259	1,160	(1.0)
Emgesa	1,247	1,259	1,160	(1.0)

Generation and Transmission Business in Peru	596	596	730	—
Enel Generation Peru	519	522	646	(0.6)
Enel Generation Piura	82	78	87	5.1
Other	(5)	(4)	(3)	25.0

Total Generation and Transmission Business reportable segment	3,057	3,037	3,020	0.6

Distribution Business in Argentina	1,347	1,190	1,223	13.2
Edesur	1,347	1,190	1,223	13.2

Distribution Business in Brazil	8,154	6,922	4,613	17.8
Enel Distribution Rio	1,515	1,511	1,646	0.3
Enel Distribution Ceara	1,373	1,411	1,450	(2.7)
Enel Distribution Goias	1,545	1,542	1,517	0.2
Enel Distribution Sao Paulo	3,721	2,459	—	51.3

Distribution Business in Colombia	1,665	1,714	1,538	(2.8)
Codensa	1,665	1,714	1,538	(2.8)

Distribution Business in Peru	950	913	879	4.1
Enel Distribution Peru	950	913	879	4.1

Total Distribution Business reportable segment	12,116	10,739	8,253	12.8
Less: Consolidation adjustments and non-core activities	(859)	(786)	(835)	9.3
Total Revenues	14,314	12,990	10,438	10.2

For further information related to our revenues and total income, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 27 of the Notes to our consolidated financial statements.

Electricity Generation Business

For the year ended December 31, 2019, electricity generation represented 20% of our operating revenues and 46% of our operating income before consolidation adjustments.

In 2019, our consolidated electricity sales were 72,553 GWh, an 11.1% increase compared to 2018. In 2019, our electricity production was 41,760 GWh, a 4.8% increase compared to 2018. Our total installed capacity in 2019 was 11,267 MW, a 0.1% increase compared to 2018.

For the year ended December 31, 2018, electricity generation represented 23% of our operating revenues and 50% of our operating income before consolidation adjustments.

In 2018, our consolidated electricity sales were 65,329 GWh and our production was 39,863 GWh, a 16.6% increase and a 2.9% decrease respectively, compared to 2017. Our total installed capacity in 2018 was 11,257 MW, a 0.3% increase compared to 2017.

The following tables summarize the operating data relating to our electricity generation:

	Year ended December 31,
	2019	2018	2017
Argentina
Number of generating units (1)	29	29	29
Installed capacity (MW)(2)	4,419	4,419	4,419
Electricity generation (GWh)	12,974	13,949	14,825
Energy sales (GWh)	12,976	13,952	14,852
Brazil
Number of generating units (1)	17	17	17
Installed capacity (MW) (2)	1,354	1,354	1,372
Electricity generation (GWh)	5,292	3,755	4,034
Energy sales (GWh)	30,002	22,236	12,587
Colombia
Number of generating units (1)	36	36	36
Installed capacity (MW) (2)	3,506	3,499	3,467
Electricity generation (GWh)	15,250	14,052	14,765
Energy sales (GWh)	18,376	18,544	18,156
Peru
Number of generating units(1) (3)	30	30	28
Installed capacity (MW)(2) (3)	1,987	1,985	1,979
Electricity generation (GWh)	8,244	8,106	7,430
Energy sales (GWh)	11,199	10,597	10,457
Total
Number of generating units (1)	112	112	110
Installed capacity (MW) (2)	11,267	11,257	11,237
Electricity generation (GWh)	41,760	39,863	41,053
Energy sales (GWh)	72,553	65,329	56,051

(1)For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and Equipment of Generating Companies.”

(2)The 2017 figures may differ from previous years because starting in 2018 we began reporting the net total installed capacity instead of the gross installed capacity. Total installed capacity is the maximum capacity (MW), under specific technical conditions and characteristics. In most cases, installed capacity is confirmed by satisfaction guarantee tests performed by equipment suppliers. Figures may differ from installed capacity declared to governmental authorities and customers in each country, according to criteria defined by such authorities and relevant contracts.

(3)In Peru, the Hydro Energy Recovery Huampaní facility started commercial operations on August 30, 2018, adding two generation units with a total installed capacity of 0.7 MW, and Unit TG6 of the Malacas thermal plant started its commercial operations with 51 MW on February 25, 2017.

In the electricity industry, it is common to divide the business into hydroelectric and thermoelectric generation because each type of generation has significantly different variable costs. Thermoelectric generation requires the purchase of fuel, which generally leads to higher variable costs than hydroelectric generation from reservoirs or rivers, which generally has immaterial variable costs. Of our total consolidated generation in 2019, 61.3% was from hydroelectric sources, and 38.7% was from thermal sources.

The following table summarizes our consolidated generation by type of energy:

CONSOLIDATED GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2019		2018		2017
	Generation	%	Generation	%	Generation	%
Hydroelectric	25,604	61.3	23,690	59.4	22,618	55.1
Thermal	16,155	38.7	16,173	40.6	18,435	44.9
Total generation	41,760	100.0	39,863	100.0	41,053	100.0

In the countries in which we operate, the potential for contracting electricity is related to electricity demand. Customers identified as small volume regulated customers, including residential customers, are subject to government regulated electricity tariffs, and must purchase electricity directly from a distribution company. These distribution companies, which purchase large amounts of electricity for small volume residential customers, generally enter into contractual agreements with generators at a regulated tariff price. Those identified as large volume industrial customers also enter into contractual agreements with energy suppliers. However, such large volume industrial customers are not subject to the regulated tariff price. Instead, these customers are allowed to negotiate the energy price with generators based on the characteristics of the required service. Finally, the pool market, where energy is typically sold at the spot price, is not carried out through contracted pricing.

We break down our sales to customers by using the two following criteria:

The first criterion corresponds to regulated and unregulated customers. Regulated customers are distribution companies that mainly serve residential customers. Unregulated customers, on the other hand, may freely negotiate the electricity price with generators or may purchase electricity in the pool market at the spot price. The classification of regulated customers differs from one country to another.

The second criterion corresponds to contracted and non-contracted sales. This method is useful because it provides us a uniform way to compare the customers for each country. Contracted sales are defined uniformly throughout.

Specific energy consumption limits (measured in GWh) for regulated and unregulated customers are country specific. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

The primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall, the amount of our thermal generation typically increases. This involves an increase in the total fuel cost and the costs of transporting fuel to the thermal generation power plants. Under drought conditions, the electricity that we have contractually agreed to provide may exceed the amount of electricity that we can generate, which requires us to purchase electricity in the pool market at spot prices to satisfy our contractual commitments. The cost of these purchases at spot prices may, under certain circumstances, exceed the price at which we sell electricity under contracts and, therefore, may result in a loss. We attempt to minimize the effects of poor hydrological conditions on our operations in any year by limiting our contractual sales requirements to a quantity that does not exceed the estimated production in a dry year. To determine the estimated production in a dry year, we take into consideration the available statistical information concerning rainfall, hydrological levels, and the capacity of critical reservoirs. In addition to limiting contracted sales, we may adopt other strategies, including installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users, and including pass-through cost clauses in contracts with customers. (For further details about hydrological conditions and their effects on our business, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company — a. Generation and Transmission Business.”

Seasonality

While our core businesses are subject to weather patterns, generally only extreme events such as prolonged droughts, which may adversely affect our generation capacity, rather than seasonal weather variations, materially affect our operating results and financial condition.

The generation business in the countries where we operate is affected by seasonal changes throughout the year. The months with the most precipitation in Argentina are typically May through August, with snowmelts generally occurring between October and December. In Brazil, due to its tropical weather, rainfall is mostly concentrated in summer from November through May, and it is lightest during the winter. The months with the most precipitation in our operating area in Colombia are typically April and May as well as October and November. The months with the most precipitation in Peru are generally November through March.

When there is more precipitation, hydroelectric generating facilities can accumulate additional water to be used for generation. The increased level of our reservoirs allows us to generate more electricity with hydroelectric power plants during the months in which marginal electricity costs are lower.

In general, hydrological conditions such as droughts and insufficient rainfall may adversely affect our generation capacity. For example, severe prolonged drought conditions or reduced rainfall levels in the countries in which we operate caused by the El Niño phenomenon minimizes the amount of water that can be accumulated in reservoirs, thereby curtailing our hydroelectric generation capacity. To mitigate hydrological risk, hydroelectric generation may be substituted with thermal generation (natural gas, LNG, coal or diesel) and energy purchases on the spot market, both of which could result in higher costs, in order to meet our obligations under contracts with both regulated and unregulated customers.

Operations in Argentina

We participate in electricity generation in Argentina through our subsidiaries Costanera, El Chocón, and Dock Sud, with an aggregate of 29 power units with a total net installed capacity of 4,419 MW as of December 31, 2019. Costanera owns 11 thermal units, with a total net installed capacity of 2,210 MW, El Chocón owns nine hydroelectric units, and four diesel engines, with a total net installed capacity of 1,362 MW, and Dock Sud owns five thermal units with an aggregate net installed capacity of 847 MW. Our hydro and thermal generation units in Argentina represented 11.1% of the Argentine National Interconnected System’s (“Argentine NIS”) installed capacity in 2019.

Our Argentine subsidiaries have stakes in three additional companies: Termoeléctrica Manuel Belgrano S.A., Termoeléctrica San Martín S.A. and Central Vuelta de Obligado S.A. (Vuelta de Obligado) These companies were formed to undertake the construction of three new generation facilities for a fund called “FONINVEMEM,” whose purpose is to increase electricity capacity and generation within the Argentine wholesale electricity market. By December 2019, the total aggregate capacity of these units was 2,456 MW (823 MW from Manuel Belgrano, 823 MW from San Martín, and 810 MW from Vuelta de Obligado).

As of December 31, 2019, Costanera’s installed capacity accounted for 5.6% of the total net installed capacity in the Argentine NIS. Both Costanera’s steam turbine power plant and the second combined-cycle plant can operate with either natural gas or diesel.

El Chocón accounted for 3.5% of the installed net capacity in the Argentine NIS as of December 31, 2019. El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate installed net capacity of 1,328 MW. The larger of the two facilities for which El Chocón has a concession of 1,200 MW of net installed capacity is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine NIS major peak suppliers. Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of net installed capacity.

Costanera has an agreement with El Chocón to operate four diesel engines belonging to El Chocón with a total net installed capacity of 34 MW, which are located in our Costanera thermal plant and began operations during 2016.

Dock Sud’s net installed capacity of 847 MW accounted for 2% of the total net installed capacity in the Argentine NIS as of December 31, 2019. The Dock Sud combined-cycle plant consists of three generation units with an installed capacity of 775 MW that can operate with either natural gas or diesel. The two gas turbine units of Dock Sud have 72 MW of installed capacity.

For information on the installed generation capacity for each of our Argentine subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment—Property, Plant and Equipment of Generating Companies.”

Our total generation in Argentina amounted to 12,974 GWh in 2019. According to CAMMESA, our generation market share was approximately 10% of the total electricity production in Argentina during 2019.

Our hydroelectric generation in Argentina accounted for over 19.3% of our total generation in Argentina in 2019, reaching 2,509 GWh, a decrease of 12.2% compared to 2018. This was mainly due to lower hydrological levels in the Limay River in 2019 compared to 2018. Our thermal generation in Argentina accounted for 80.7% of our total generation in 2019, reaching 10,464 GWh, a decrease of 5.6% compared to 2018. This was mainly due to a reduction in combined cycle generation.

Our generation by type and subsidiary in Argentina is shown in the following table:

ELECTRICITY GENERATION IN ARGENTINA (GWh)

	Year ended December 31,
	2019		2018		2017
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (El Chocón)	2,509	19.3	2,859	20.5	1,908	12.9
Thermal generation (Costanera and Dock Sud) (1)	10,464	80.7	11,090	79.5	12,917	87.1
Total generation	12,974	100.0	13,949	100.0	14,825	100.0

(1)	Includes diesel engines from El Chocón

The following table sets forth our electricity generation and purchases in Argentina:

ELECTRICITY GENERATION AND PURCHASES IN ARGENTINA (GWh)

	Year ended December 31,
	2019		2018		2017
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	12,974	99.98	13,949	99.98	14,825	99.8
Electricity purchases	2	0.02	3	0.02	27	0.2
Total (1)	12,976	100.0	13,952	100.0	14,852	100.0

(1)

Electricity generation and electricity purchases may differ from total electricity sales because of transmission losses, our power plants’ own consumption and technical losses have already been deducted.

The distribution of our electricity sales in Argentina by subsidiary is shown in the following table:

ELECTRICITY SALES BY SUBSIDIARY IN ARGENTINA (GWh)

	Year ended December 31,
	2019	2018	2017
Costanera	6,210	7,101	7,852
El Chocón	2,528	2,901	2,055
Dock Sud	4,238	3,951	4,945
Total	12,976	13,952	14,852

For the year ended December 31, 2019, Costanera did not have contracts with unregulated customers or distribution companies and sold all of its electricity to the pool market during the year. For the year ended December 31, 2019, El Chocón had seven contracts with unregulated customers and no contracts with distribution companies. For the year ended December 31, 2019, Dock Sud did not have any contracts with regulated customers or distribution companies and sold all of its electricity to the pool market during the year.

The electricity demand throughout the Argentine NIS decreased by 3.0% during 2019. The total electricity demand was 128,867 GWh in 2019, 132,925 GWh in 2018, and 132,479 GWh in 2017. Our Argentine subsidiaries compete with all the major power plants connected to the Argentine NIS.

According to the installed capacity reported by CAMMESA, in its monthly report as of December 2019, our primary competitors in Argentina are: (1) the state controlled company Enarsa (with an installed capacity of 1,362 MW), (2) the nuclear unit “NASA” (with an installed capacity of 1,755 MW), and (3) the hydroelectric units Yacyretá and Salto Grande (with an aggregate installed capacity of 4,045 MW).

The leading private competitors are AES Group, Sociedad Argentina de Energía S.A. (“Sadesa”), and Pampa Energía. The AES Group has ten power plants connected to the Argentine NIS with a total net installed capacity of 4,224 MW. Sadesa owns a total of approximately 3,899 MW of installed capacity, the most significant of which are Piedra del Águila (with an installed capacity of 1,400 MW) and Central Puerto (a thermal facility with 1,777 MW of installed capacity). Pampa Energía, with a total installed capacity of 3,871 MW, competes with us with seven power plants, of which 938 MW is hydroelectric, and 2,631 MW is thermal.

Operations in Brazil

We participate in electricity generation in Brazil through our subsidiaries Cachoeira Dourada, Fortaleza, and EGP Volta Grande.

As of December 31, 2019, we had a total net installed capacity of 1,354 MW in Brazil, representing 0.8% of the total net installed capacity of the Brazilian system.

Cachoeira Dourada is a hydroelectric company consisting of ten generation units with a total net installed capacity of 655 MW, located in midwest Brazil.

Fortaleza owns a combined-cycle plant with three generation units that use natural gas, with a total net installed capacity of 319 MW. The plant is located 50 kilometers from the capital of the State of Ceará and began commercial operations in 2003. Since January 2010, Fortaleza has received natural gas from the Pecem regasification terminal, an unrelated company. In 2019, our thermal generation increased after  a decrease in 2018, caused by a legal dispute about the gas supply contract with Petrobras (gas supplier). See Note 5. A — Brazil — Enel Generation Fortaleza of the Notes to our consolidated financial statements for further information about the gas supply stoppage.

EGP Volta Grande is a hydroelectric company consisting of four generation units with a total net installed capacity of 380 MW, located in southeast Brazil. EGP Volta Grande was purchased by our subsidiary Enel Brasil on November 30, 2017.

Our hydroelectric generation increased by 29% in 2019 compared to 2018 due to favorable hydrological conditions.

Our generation by type and subsidiary in Brazil is shown in the following table:

ELECTRICITY GENERATION IN BRAZIL (GWh)

	Year ended December 31,
	2019		2018		2017
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (Cachoeira Dourada and EGP Volta Grande)	4,164	78.7	3,219	85.7	2,102	52.1
Thermal generation (Fortaleza) (1)	1,128	21.3	537	14.3	1,932	47.9
Total	5,292	100.0	3,755	100.0	4,034	100.0

(1)	In 2018, our thermal generation decreased due to a legal dispute about the gas supply contract with Petrobras (gas supplier). Petrobras ceased the supply of gas to Fortaleza.

Electricity sales in Brazil by generation subsidiary are shown in the following table:

ELECTRICITY SALES BY SUBSIDIARY IN BRAZIL (GWh)

	Year ended December 31,
	2019		2018		2017
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Cachoeira Dourada (1)	22,890	76.3	18,098	81.4	9,526	75.7
Fortaleza	4,742	15.8	2,763	12.4	2,923	23.2
EGP Volta Grande	2,370	7.9	1,376	6.2	137	1.1
Total electricity sales	30,002	100.0	22,236	100.0	12,587	100.0

(1)	The increase is mainly explained by a higher level of trading with unregulated clients.

For the year ended December 31, 2019, Cachoeira Dourada’s principal unregulated customers were (ordered by energy contracted): Ferbasa, Rima, Vicunha, and Volkswagen.

Fortaleza has its entire output dedicated to one long-term contract with Enel Distribution Ceara that expires in 2023. However, due to our hedging strategy in 2019, it had an opportunity for sales in the unregulated market.

EGP Volta Grande sold 70% of its total generation through the quota system with a fixed monthly revenue and the remaining 30% in the unregulated market.

Operations in Colombia

We participate in electricity generation in Colombia through our subsidiary Emgesa. As of December 31, 2019, Emgesa operated 36 generation units, with a total net installed capacity of 3,506 MW, of which 3,097 MW was from hydroelectric plants, and 409 MW was from thermal plants. According to Expertos de Mercado S.A. E.S.P. (“XM”), a Colombian company that provides system management in real time services in electrical, financial, and transportation sectors, our hydroelectric and thermal generation plants represented 20.1% of the country’s total electricity generation net capacity as of December 2019, making Emgesa the company with the largest percentage of generation capacity, followed by Empresa Pública de Medellín and Isagen with 19.9% and 17.2%, respectively. For information on the installed generation capacity for each of our Colombian subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment—Property, Plant and Equipment of Generating Companies.”

Approximately 80% of the electricity generation capacity in Colombia is hydroelectric, and therefore, our electricity generation depends on reservoir levels and rainfall. According to XM, in 2019, Emgesa represented 21.7% of the country’s total electricity generation. During 2019, the hydrological conditions in Colombia reached approximately 88% of the Colombia’s historical average. Antioquia was the region with the most significant deficit (78% of its historical average). Emgesa, which is located in the Central and Eastern regions, had hydrological conditions close to the historical average in those regions (96%).

During 2019, our hydroelectric generation represented 95.9% of our total generation, and thermal generation represented the remaining 4.1%. For the year ended December 31, 2019, our hydroelectric generation increased by 6.2% compared to 2018.

The average spot price of electricity during 2019 was CP$ 228 per kWh, a 97% increase compared to 2018 (CP$ 116 per kWh), mainly due to the deficit of hydrological conditions in the National Interconnected System (“Colombian NIS”), resulting in higher thermal generation in the Colombian NIS, including at Emgesa’s thermal plants.

Our generation by type in Colombia is shown in the following table:

ELECTRICITY GENERATION IN COLOMBIA (GWh)

	Year ended December 31,
	2019		2018		2017
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (1)	14,620	95.9	13,763	97.9	14,593	98.8
Thermal generation	630	4.1	289	2.1	172	1.2
Total generation	15,250	100.0	14,052	100.0	14,765	100.0

(1)	Includes Rionegro with 9.2 GWh

During 2019, Emgesa used 297,021 tons of coal for its Termozipa coal-fired plant compared to 83,295 tons used during 2018. This increase is due to higher thermal generation as a result of higher spot prices in 2019 compared to 2018.

In 2019, the three generation units of the Cartagena power plant consumed 3,545,273 gallons of fuels (ACPM, gas and fuel). Due to its high variable costs, the Cartagena power plant provides backup to the electricity system in the north of the country. In 2019, the Colombian system did not experience any relevant shortages in electricity, so generation at this plant decreased 68% compared to 2018.

The following table sets forth our electricity generation and purchases in Colombia:

ELECTRICITY GENERATION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2019		2018		2017
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	15,250	81.9	14,052	75.8	14,765	80.3
Electricity purchases	3,369	18.1	4,491	24.2	3,617	19.7
Total (1)	18,619	100.0	18,544	100.0	18,382	100.0

(1)	Electricity generation and electricity purchases may differ from total electricity sales because of transmission losses, our power plants’ consumption and technical losses have already been deducted.

Colombia has a single interconnected electricity system, the Colombian NIS. Electricity demand in the Colombian NIS was 71.9 TWh during 2019, an increase of 4% compared to 2018.

Colombia has an agreement with Ecuador to provide an interconnection between the electricity systems of both countries. During 2018, Colombian electricity generators sold 5.9 GWh of electricity to Ecuadorian customers and imported 1,821 GWh of electricity from Ecuador.

During 2019, Emgesa sold 4,043 GWh of electricity to unregulated customers, which represented 27% of the contracted sales. Regulated customers represented 73% of the contracted sales. Additionally, sales in the spot market totaled 3,140 GWh.

For the year ended December 31, 2019, principal distribution customers were: Codensa (our subsidiary), Electrificadora del Caribe (“Electricaribe”), Empresas Públicas de Medellín (“EPM”), Centrales Eléctricas del Norte de Santander (“CENS”) and Empresa de Energía de Boyacá (“EBSA”).

Operations in Peru

We participate in electricity generation in Peru through our subsidiaries Enel Generation Peru (formerly known as Edegel S.A.A.) and Enel Generation Piura (formerly known as Empresa Eléctrica de Piura S.A.). We operate a total of 30 generation units in Peru, with a total net installed capacity of 1,987 MW. As of December 2019, Enel Generation Peru owns 20 hydroelectric units, with a total net installed capacity of 792 MW, and the remaining 860 MW consists of seven thermal units. Enel Generation Piura owns three thermal units with an aggregate installed capacity of 336 MW. On June 15, 2017, four hydroelectric units of Enel Generation Peru, belonging to the Callahuanca hydroelectric plant, experienced damage caused by avalanches that occurred during March 2017 and were temporarily taken out of operation. Since March 30, 2019, all of the Callahuanca hydroelectric units have been in operation.

According to the Committee of Economic Operation of the Peruvian System (“COES” in its Spanish acronym), the Peruvian entity in charge of coordinating the efficient operation and centralized dispatch of generation units to satisfy demand, our hydroelectric and thermal generation plants in Peru represented 15.8% of the country’s total electricity generation capacity as of December 31, 2019.

For information on the installed generation capacity for each of our power plants in Peru, see “Item 4. Information on the Company — D. Property, Plant and Equipment. — Property, Plant and Equipment of Generating Companies.”

According to COES, we generated 15.8% of the total Peruvian electricity production in 2019.

Hydroelectric generation represented 52.3% of the total production of our Peruvian generation subsidiaries in 2019. In the case of Enel Generation Peru, hydrological conditions were favorable and were in accordance with their historical averages. On the other hand, thermal generation decreased compared to 2018 due to an increase in hydroelectric production.

Our generation by type and subsidiary in Peru is shown in the following table:

ELECTRICITY GENERATION IN PERU (GWh)

	Year ended December 31,
	2019		2018		2017
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (Enel Generation Peru)	4,311	52.3	3,849	47.5	4,015	54.0
Thermal generation (Enel Generation Peru and Enel Generation Piura)	3,933	47.7	4,257	52.5	3,415	46.0
Total generation	8,244	100.0	8,106	100.0	7,430	100.0

Enel Generation Peru has long-term gas supply, transportation, and distribution contracts for its Ventanilla and Santa Rosa facilities. It has also signed transport capacity transfer agreements with other generators, which allows it to trade transport capacity to operate as instructed by COES and optimize the use of the natural gas transport system.

Enel Generation Piura has five long term sale and purchase agreements for “wet” gas, which is mixed with other hydrocarbons, under which Enel Generation Piura purchases “wet” gas and through a process obtains “dry” gas that is used for electric generation at its Malacas Power Plant and is sold to the Talara refinery (owned by Petroperu, the Peruvian National Oil Company) through a supply agreement. Also, Enel Generation Piura has one long-term sale and purchase agreement for “dry” gas. To satisfy its dry gas needs, Enel Generation Piura signed an agreement with Pariñas Processing Plant, which allows Enel Generation Piura to convert wet gas into dry gas and recover natural gas liquids, which are shared with Pariñas Processing Plant.

The following table sets forth our electricity generation and purchases in Peru:

ELECTRICITY GENERATION AND PURCHASES IN PERU (GWh) (1)

	Year ended December 31,
	2019		2018		2017
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	8,244	73.6	8,106	76.5	7,430	71.1
Electricity purchases	2,955	26.4	2,491	23.5	3,027	28.9
Total	11,199	100.0	10,597	100.0	10,457	100.0

(1)	The values include sales to distribution companies without contracts.

The Peruvian National Interconnected Electric System (“SEIN”) is the only interconnected system in Peru. Electricity sales in the SEIN increased by 4.1% in 2019 compared to 2018, amounting to 2,072 GWh.

The distribution of our electricity sales in Peru by subsidiary is shown in the following table:

ELECTRICITY SALES BY SUBSIDIARY IN PERU (GWh)

	Year ended December 31,
	2019		2018		2017
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Enel Generation Peru	10,541	94.1	9,994	94.3	9,817	93.9
Enel Generation Piura	658	5.9	603	5.7	640	6.1
Total electricity sales	11,199	100.0	10,597	100.0	10,457	100.0

Enel Generation Peru’s electricity sales increased by 5.5% in 2019 compared to 2018, mainly due to higher sales on the spot market. In 2019, Enel Generation Peru had energy contracts with eight regulated customers and 123 unregulated customers. Sales to unregulated customers represented 51.8% of Enel Generation Peru’s total contracted sales.

For the year ended December 31, 2019, Enel Generation Peru’s principal distribution customers were (ordered by energy contracted): Enel Distribution Peru (our subsidiary), Luz del Sur, and SEAL.

In 2019, Enel Generation Piura had contracts with eight regulated customers and nine unregulated customers. Sales to regulated customers represented 68.5% of Enel Generation Piura’s total contracted sales.

For the year ended December 31, 2019, Enel Generation Piura’s principal distribution customers were Enel Distribution Peru and Luz del Sur.

Our most significant competitors in Peru are Engie Perú and Inkia Energy.

Electricity Transmission Business

Cien

Our electricity transmission operations are conducted through Cien, a wholly owned subsidiary of Enel Brasil and us. Cien consolidates CTM and TESA, which operate the Argentine side of the interconnection line between Argentina and Brazil. In 2019, Cien represented 1.7% of our operating revenues and 2.2% of our operating income before consolidation adjustments. The local authority recognizes Cien as a “regulatory asset” and as part of the Brazilian grid, and therefore, it is entitled to receive fixed payments called Permitted Annual Compensation (RAP).

Cien enables the energy integration of Mercosur, as well as the import and export of electricity between Argentina and Brazil. It has two transmission lines covering a distance of 743 kilometers between Rincón in Argentina and the Santa Catarina substation in Brazil, with a total installed capacity of 2,200 MW. Cien operates each transmission line under a 20-year concession granted by the Brazilian government that will be in force until June 2020 (CIEN I) and July

2022 (CIEN II). Cien is undergoing discussions with the Brazilian government concerning the future of CIEN I after June 2020. The likeliest possibility, though not yet official, is the extension of CIEN I until July 2022 and the concession for both CIEN I and CIEN II being auctioned in the second half of 2021. Cien’s subsidiaries, CTM and TESA, have concessions granted by the Argentine government, which expire in 2087.

Electricity Distribution Business

Our electricity distribution business is conducted: in Argentina through Edesur; in Brazil through Enel Distribution Rio, Enel Distribution Ceara, Enel Distribution Goias, and Enel Distribution Sao Paulo; in Colombia through Codensa; and in Peru through Enel Distribution Peru. For the year ended December 31, 2019, electricity sales increased by 18.9% compared to 2018, totaling 119,998 GWh. For more information on energy sales by our distribution subsidiaries for the last five fiscal years, see “Item 3. Key Information — A. Selected Financial Data.”

Edesur (Argentina)

Edesur is one of the largest electricity distribution companies in Argentina in terms of energy purchases. Edesur operates in a concession area of 3,304 square kilometers in the south-central part of the Buenos Aires metropolitan area, serving approximately 2.5 million customers, under a 95-year concession granted by the Argentine government that will be in force until 2087. As of December 31, 2019, residential, commercial, industrial, and other customers, primarily public and municipal, represented 34.8%, 18.4%, 25.8%, and 21.0%, respectively, of Edesur’s total energy sales of 16,798 GWh. In 2019 its energy losses were 15.5% compared to 14.2% in 2018.

The following table sets forth Edesur’s primary operating data for each of the periods indicated:

	Year ended December 31,
	2019	2018	2017
Electricity sales (GWh)	16,798	17,548	17,736
Residential	5,842	8,436	8,777
Commercial	3,106	1,340	1,384
Industrial	4,331	4,221	4,217
Other customers (1)	3,520	3,551	3,359
Number of customers (thousands)	2,490	2,530	2,529
Residential	2,195	2,227	2,226
Commercial	274	280	273
Industrial	20	21	22
Other customers	1	1	10
Energy purchased (GWh) (2)	13,747	14,514	20,454
Total energy losses (%) (3)	15.5	14.2	12.0

(1)	The figures for other customers include tolls.
(2)	Edesur purchased all of its energy from CAMMESA, the governmental agency that regulates and acts as an intermediary between generation and distribution.
(3)

Energy losses are calculated as the percent difference between the energy purchased and energy sold, excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise mainly from illegally tapped lines as well as technical losses.

For the year ended December 31, 2019, Edesur’s principal unregulated customers were (ordered alphabetically): A.F.I.P., Arcos Dorados Argentina S.A, AYSA S.A., Banco Nación Argentina, Banco Santander Río S.A., Cerámica Canuelas S.A., Cerámica Quilmes S.A., COCA COLA FEMSA S.A., Curtiembres Fonseca S.A., DIA ARGENTINA S.A., Hoteles Sheraton de Argentina,  JUMBO Retail Argentina S.A., Los Cipreses S.A., Metrovias S.A., Reginal LEE S.A.I.C., Roca Argentina S.A., Telecom Argentina S.A., Telefónica  Argentina S.A., Telefónica Mov. Argentina S.A. and Valenciana Argentina.

In 2019, the collection rate from Edesur’s customers was 92.6% compared to 91.1% in 2018.

Enel Distribution Rio (Brazil)

Enel Distribution Rio is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil, in terms of the number of customers and annual energy sales. Enel Distribution Rio is mainly engaged in the distribution of electricity to 66 municipalities located in the State of Rio de Janeiro, and serves approximately 3 million customers in a concession area of 32,615 square kilometers, with an estimated population of 17.2 million. Enel Distribution Rio operates under a 30-year concession granted by the Brazilian government, which will remain in force until December 2026. As of December 31, 2019, residential, commercial, industrial, and other customers represented 43.5%, 17.5%, 2.0%, and 37.0%, respectively, of Enel Distribution Rio’s total sales of 11,089 GWh. In 2019, its energy losses were 22.5%, compared to 21.0% in 2018.

The following table sets forth Enel Distribution Rio’s primary operating data for each of the periods indicated:

	Year ended December 31,
	2019	2018	2017
Electricity sales (GWh)	11,089	11,019	11,091
Residential	4,828	4,755	4,852
Commercial	1,938	1,930	1,892
Industrial	216	400	361
Other customers (1)	4,107	3,934	3,986
Number of customers (thousands)	2,867	2,959	3,030
Residential	2,643	2,721	2,772
Commercial	139	152	160
Industrial	3	4	5
Other customers	82	82	93
Energy purchased (GWh)	14,920	14,490	14,377
Total energy losses (%) (2)	22.5	21.0	20.4

(1)	The data for other customers includes tolls.
(2)

Energy losses are calculated as the percent difference between the energy purchased and energy sold, excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise mainly from illegally tapped lines as well as technical losses.

In 2019, the collection rate from Enel Distribution Rio’s customers was 97.4% compared to 98.2% in 2018.

Enel Distribution Ceara (Brazil)

Enel Distribution Ceara is mainly engaged in the distribution of electricity to municipalities located in the State of Ceará, and serves almost 4 million customers in a concession area of 148,895 square kilometers, with an estimated population of 9.1 million. Enel Distribution Ceara operates under a 30-year concession granted by the Brazilian government that will remain in force until May 2028. As of December 31, 2019, residential, commercial, industrial, and other customers represented 38.1%, 15.2%, 6.0%, and 40.7%, respectively, of Enel Distribution Ceara’s total sales of 12,186 GWh. In 2019, its energy losses were 14.0%, compared to 13.9% in 2018.

The following table sets forth Enel Distribution Ceara’s primary operating data for each of the periods indicated:

	Year ended December 31,
	2019	2018	2017
Electricity sales (GWh)	12,186	11,843	11,522
Residential	4,643	4,372	4,191
Commercial	1,848	1,931	1,923
Industrial	731	703	748
Other customers(1)	4,964	4,837	4,660
Number of customers (thousands)	3,924	3,933	4,017
Residential	3,084	3,181	2,964
Commercial	191	168	239
Industrial	7	5	7
Other customers	643	579	806
Energy purchased (GWh)	14,186	13,771	13,349
Total energy losses (%)(2)	14.0	13.9	13.6

(1)	The data for other customers includes tolls.
(2)

Energy losses are calculated as the percent difference between the energy purchased and energy sold, excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise mainly from illegally tapped lines as well as technical losses.

In 2019, the collection rate from Enel Distribution Ceara’s customers was 97.4% compared to 99.3% in 2018.

Enel Distribution Goias (Brazil)

Enel Distribution Goias is mainly engaged in the distribution of electricity to municipalities located in the State of Goias and serves almost three million customers in a concession area of 337,002 square kilometers, with an estimated population of 6.9 million. Enel Distribution Goias operates under a concession granted by the Brazilian government that will remain in force until July 2045. As of December 31, 2019, residential, commercial, industrial, and other customers accounted for 36.7%, 17.6%, 25.9%, and 19.8%, respectively, of Enel Distribution Goias’s total energy sales of 14,259 GWh. In 2019, energy losses were 12.3%, compared to 11.6% in 2018. Enel Brasil acquired Enel Distribution Goias in February 2017.

The following table sets forth Enel Distribution Goias’s primary operating data for each of the periods indicated:

	Year ended December 31,
	2019	2018	2017 (1)
Electricity sales (GWh)	14,259	13,755	12,264
Residential	5,241	4,741	4,195
Commercial	2,505	2,416	2,036
Industrial	3,686	3,556	1,110
Other customers (2)	2,826	3,041	4,923
Number of customers (thousands)	3,114	3,027	2,928
Residential	2,670	2,589	2,493
Commercial	217	217	220
Industrial	9	9	10
Other customers	218	211	206
Energy purchased (GWh)	16,382	15,717	15,270
Total energy losses (%) (3)	12.3	11.6	11.7

(1)	We acquired Enel Distribution Goias in February 2017.
(2)	The data for other customers includes tolls.
(3)

Energy losses are calculated as the percent difference between the energy purchased and energy sold, excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise mainly from illegally tapped lines as well as technical losses.

In 2019, the collection rate from Enel Distribution Goias’s customers was 98.1% compared to 99.3% in 2018.

Enel Distribution Sao Paulo (Brazil)

Enel Distribution Sao Paulo is mainly engaged in the distribution of electricity to municipalities located in the Sao Paulo Metropolitan Area, and serves almost 7.2 million customers in a concession area of 4,526 square kilometers, with an estimated population of 18 million. Enel Distribution Sao Paulo operates under a concession granted by the Brazilian government that will remain in force until June 2028. As of December 31, 2019, residential, commercial, industrial, and other customers accounted for 37.9%, 24.4%, 6.4%, and 31.3%, respectively, of Enel Distribution Sao Paulo’s total energy sales of 43,148 GWh. In 2019, energy losses were 9.6%, compared to 9.5% in 2018.  Enel Brasil acquired Enel Distribution Sao Paulo in June 2018.

The following table sets forth Enel Distribution Sao Paulo’s primary operating data for each of the periods indicated:

	Year ended December 31,
	2019	2018 (1)	2017
Electricity sales (GWh)	43,148	24,693	—
Residential	16,365	9,455	—
Commercial	10,516	5,880	—
Industrial	2,772	1,814	—
Other customers (2)	13,496	7,542	—
Number of customers (thousands)	7,328	7,224	—
Residential	6,856	6,766	—
Commercial	419	410	—
Industrial	29	26	—
Other customers	24	22	—
Energy purchased (GWh)	47,804	27,370	—
Total energy losses (%) (3)	9.6	9.5	—

(1)	We acquired Enel Distribution Sao Paulo in June 2018.
(2)	The data for other customers includes tolls.
(3)

Energy losses are calculated as the percent difference between the energy purchased and energy sold, excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise mainly from illegally tapped lines as well as technical losses.

In 2019, the collection rate from Enel Distribution Sao Paulo’s customers was 100.6% compared to 100.3% in 2018.

Codensa (Colombia)

Codensa is a Colombian electricity distribution company that serves a concession area of 26,093 square kilometers in Bogotá and other 130 municipalities of the provinces of Cundinamarca, with approximately 3.5 million customers.

Under Colombian law, since no concessions are granted, an administrative authorization is required to provide distribution service. In the case of Codensa, the authorization is of indefinite duration.

Since 2001, Codensa only provides services to regulated customers. The unregulated market is serviced directly by our generation company, Emgesa, except for public lighting in Bogotá. In each of 2019 and 2018, Codensa’s energy losses were 7.7%. As of December 31, 2019, residential, commercial, industrial, and other customers accounted for 35.7%, 17.5%, 7.3%, and 39.5%, respectively, of Codensa’s total energy sales of 14,307 GWh.

The following table sets forth Codensa’s primary operating data for each of the periods indicated:

	Year ended December 31,
	2019	2018	2017
Electricity sales (GWh)	14,307	14,024	13,797
Residential	5,113	5,055	5,000
Commercial	2,508	2,489	2,453
Industrial	1,044	1,066	1,066
Other customers (1)	5,642	5,414	5,272
Number of customers (thousands)	3,527	3,439	3,340
Residential	3,144	3,062	2,974
Commercial	322	317	310
Industrial	49	49	48
Other customers	12	11	8
Energy purchased (GWh) (2)	14,368	15,269	15,013
Total energy losses (%) (3)	7.7	7.7	7.8

1)	The data for other customers includes tolls.
2)	The data for energy purchased includes tolls. In 2019, 51.6 % of the electricity purchased without tolls was acquired from Emgesa, 36.82% in 2018 and 44.2 % in 2017.
3)

Energy losses are calculated as the percent difference between the energy purchased and energy sold,  excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise mainly from illegally tapped lines and technical losses.

In 2019, the collection rate from Codensa’s customers was 100% compared to 100.2% in 2018. The 2018 collection rate was more than 100% due to the collection of unpaid bills from previous periods.

For the year ended December 31, 2019, Codensa had no unregulated customers.

Enel Distribution Peru (Peru)

Enel Distribution Peru is a Peruvian electricity distribution company that operates in a concession area of 1,550 square kilometers under an indefinite concession granted by the Peruvian government. It has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, as well as some provinces in the Lima region, including Huaral, Huaura, Barranca, and Oyón, and the adjacent province of Callao. As of December 31, 2019, Enel Distribution Peru distributed electricity to approximately 1.4 million customers, an increase of 0.8% compared to 2018.

As of December 31, 2019, Enel Distribution Peru had total energy sales of 8,211 GWh, an increase of 2.1% compared to 2018, of which residential, commercial, industrial, and other customers accounted for 37.4%, 9.9%, 23.6%, and 29.1%, respectively. Energy losses increased slightly to 8.2% in 2019 from 8.1% in 2018.

The following table sets forth Enel Distribution Peru’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2019	2018	2017
Electricity sales (GWh)	8,211	8,045	7,934
Residential	3,068	2,988	2,920
Commercial	814	886	1,002
Industrial	1,937	1,847	1,697
Other customers (1)	2,392	2,324	2,315
Number of customers (thousands)	1,434	1,423	1,397
Residential	1,359	1,348	1,324
Commercial	47	46	46
Industrial	2	2	1
Other customers	27	27	26
Energy purchased (GWh) (2)	7,649	7,532	8,608
Total energy losses (%) (3)	8.2	8.1	8.2

(1)	The data for other customers includes tolls.
(2)	In 2019, 26% of the electricity purchased was acquired from Enel Generation Peru, Chinango, and Enel Generation Piura, compared with 34% in 2018 and 40% in 2017.
(3)

Energy losses are calculated as the percent difference between the energy purchased and energy sold, excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise mainly from illegally tapped lines as well as technical losses.

In 2019, Enel Distribution Peru’s primary unregulated customers were (ordered alphabetically): AGP Peru S.A.C., Alicorp SAA, Centro Comercial Plaza Norte S.A.C., Cerámica Lima S.A., Corporación Lindley S.A., GYM Ferrovías S.A., Hipermercados Tottus S.A., Inmuebles Panamericana S.A., Lima Airport Partners S.R.L., Pesquera Diamante S.A., Planta de Tratamiento de Aguas, Pontificia Universidad Católica del Perú, Redondos S.A., Saga Falabella S.A. y Tiendas por departamento Ripley S.A.

In 2019, the collection rate from Enel Distribution Peru’s customers was 99.8 % compared to 99.6% in 2018.

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

Seasonality

Seasonal changes in energy demand directly influence the distribution business. Although the price at which a distribution company purchases electricity can change seasonally and has an impact on the price at which it is sold to end users, it does not have an effect on our profitability since the cost of electricity purchased is passed to end users through tariffs that are set for multi-year periods. However, in the case of regulated customers, an increase in tariffs due to rate adjustments may not happen immediately, which could affect our profitability in the short term.

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

The following chart shows a summary of the main characteristics of the electricity regulatory framework currently in effect by business segment in the countries in which we operate.

		Argentina	Brazil	Colombia	Peru
Gx	Unregulated Market	Regulated remuneration scheme (Resolution 1/2019)	Spot markets with prices defined by model, with limits defined by the regulator.	Spot market with auctioned cost (Price- offered)	Spot markets with costs audited. Natural gas prices are declared with limits.
	Regulated	Seasonal Price	Auction Thermal - 25 years / Hydro - 30 years	Auction 3/5 years	Auction up to 20 years and node price
	Capacity	Contribution peak demand	—	Firm energy contribution (energy auctions for at least 20 years for new projects and 1 year for current projects)	Income based on contributions during peak demand
Tx	Features	Public - Open Access - Regulated Tariff Monopoly Regime for Transmission System Operators
Dx	Law	Concession contract		Authorization Operation Zone	Administrative Concession (indefinite)
	Expansion	95 years	30 years	—	Undefined
	Tariff review	5 years	4/5 years	5 years	4 years
Td	Unregulated customers	> 0.03 MW	> 0.5 MW to 2.0*MW/ NCRE > 2.0*MW/conventional	> 0.1 MW	> 0.2 to 2.5 MW optional > 2.5 MW mandatory
	Unregulated market (%)	≈ 20%	≈ 25%	≈ 30%	≈ 55%

Gx: Generation	Tx: Transmission	Dx: Distribution	Td: Trading

*The 2.5 MW limit in Brazil changed to 2.0 MW as of January 1, 2020. This 2.0 MW limit in Brazil will change to 1.5 MW as of January 1, 2021; 1 MW as of January 1, 2022; and 0.5 MW as of January 1, 2023.

Argentine Electricity Regulatory Framework

Industry Overview and Structure

In the Argentine Wholesale Electricity Market (“Argentine MEM” in its Spanish acronym) there are four categories of local agents (generators, transmitters, distributors, and large customers) and two external agents (traders of generation and traders of demand) who are allowed to buy and sell electricity and related products. CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico S.A.) is the autonomous entity in charge of operating the Argentine MEM.

The following chart shows the relationships among the various participants in the Argentine MEM:

i)Generators:

The generation segment is comprised of companies that own electricity generation power plants. Electricity generators sell their energy to the market at a price established by the regulator. In February 2017, new guidelines for the remuneration of existing generation power plants focused on incentives to enable the availability of power plants. In February 2019, the remuneration values determined in Resolution 1/2019 were updated. Moreover, a change in the methodology used to determine the real available power was introduced for hydroelectric generators. In February 2020, Resolution 31/2020 replaced Resolution 1/2019 and defines a minimum remuneration for electricity by technology and scale according to their availability.

ii)Transmitters:

The transmission sector is a public service that operates under monopoly conditions and is comprised of several companies that have been granted concessions by the Argentine government. One concessionaire operates and maintains the highest voltage facilities, while eight concessionaires operate and maintain high- and medium-voltage facilities to which generation plants, distribution systems and large customers are connected. The international interconnected transmission systems also require concessions granted by the Argentine Secretary of Energy (“SEE”). Transmission companies are authorized to charge different tolls for their services.

iii)Distributors:

Distribution is a public service that operates under monopoly conditions and is comprised of companies that have been granted concessions by the Argentine government. Distribution companies have the obligation to make electricity available to end customers within a specific concession area, regardless of whether the customer has a contract with the distributor or directly with a generator. Distributors have regulated tariffs and are subject to quality service specifications. They may obtain electricity on the Argentine MEM’s spot market at the so-called “seasonal price,” which is defined by the SEE as the maximum electricity cost purchased by distributors that can be passed on to regulated customers. As of

October 1, 2019, there are two electricity distribution areas in the greater Buenos Aires area subject to bipartite concessions between the City of Buenos Aires and the Province of Buenos Aires, Edesur (our subsidiary) and Edenor (an unrelated company). The local distribution areas are subject to concessions granted by the provincial or municipal authorities; however, all distribution companies acting in the Argentine MEM must operate under its rules.

iv)Customers:

Distributors supply regulated and unregulated customers at regulated tariffs. Regulated customers are defined as those that demand up to 30 kW of capacity and unregulated customers are those that demand at least 30 kW of capacity. The latter are classified into three categories: major large, minor large and private large customers. Each category has different requirements with respect to purchases of their energy demand. Major large customers are required to purchase 50% of their demand through supply contracts and 50% in the spot market, while minor large and private large customers are required to purchase all their demand through supply contracts. Large customers participate in CAMMESA by appointing two directors and two acting directors to the Argentine Association of Electric Power for Large Customers. Large customers buy electricity directly from CAMMESA following the expiration of their bilateral contracts directly from generators. There is one interconnected system, the Argentine NIS, and smaller systems that provide electricity to remote areas.

Principal Regulatory Authorities

The Argentine Ministry of Energy and Mining is responsible for studying and analyzing the behavior of energy markets; preparing the strategic planning with respect to electricity, hydrocarbons and other fuels; promoting policies that increase competition and improve efficiency in the allocation of resources; applying sector policies; orienting new operators to the general interests of the sector; respecting the rational exploitation of resources and the preservation of the environment. The Argentine Ministry of Energy and Mining, through the Sub-Secretary of Electric Energy, implements necessary actions to manage the energy industry and resolves issues to avoid emergencies.

The main responsibilities of the Sub-Secretary of Electric Energy include:

•modification of transmission system regulation in terms of connections, use and international interconnections;

•modification of regulations regarding dispatch and pricing procedures;

•definition of the capacity, energy and other technical parameter requirements for distributors and large consumers to enter the Argentine MEM;

•definition of rules to operate and enter into contracts in the Argentine MEM;

•authorization of electricity imports and exports;

•settlement of complaints filed against the National Regulatory Authority for the Energy Sector;

•execution of the ministry’s functions within the Consejo Federal de la Energía Eléctrica; and

•management of an electricity development fund.

The Argentine National Regulatory Authority for the Energy Sector (“ENRE” in its Spanish acronym) carries out measures necessary to meet national policy objectives with respect to the generation, transmission and distribution of electricity, and directly controls management of distribution companies until jurisdiction transitions to the Metropolitan Regulator of Electric Service  (“EMSE” in its Spanish acronym).

ENRE’s principal activities include:

•	protection of customer rights;

•	promotion of production competitiveness;
•	encouragement of investments that assure long-term supply;
•	promotion of free access, non-discrimination and the generalized use of the transmission and distribution services;
•	regulation of transmission and distribution services to ensure fair and reasonable tariffs, and
•	encouragement of private investment in production, transmission, and distribution, striving for competitive markets where applicable.

CAMMESA is the Argentine autonomous entity in charge of operating the Argentine MEM. Its stakeholders are generation, transmission and distribution companies, large users and the Sub-Secretary of Electric Energy. CAMMESA’s principal functions are the coordination of dispatch operations, the establishment of wholesale prices and the management of economic transactions made through the Argentine NIS. It is also responsible for executing the dispatch through economic considerations and rationality in the management of energy resources; the coordination of the centralized operation of the Argentine NIS to guarantee its security and quality and the management of the Argentine MEM, all of which are designed to ensure transparency through the participation and regulation of all stakeholders.

The Federal Environmental Council is an institutional branch of the federal government empowered to address environmental problems and solutions in Argentina. It has the legal authority to coordinate the development of environmental policy among member states. Member states adopt regulations, rules and resolutions issued by the Argentine Assembly. The principal functions of the Argentine Federal Electricity Council are to:

(i)manage specific funds for the electricity sector;

(ii)advise the national executive authority and the provincial governments with respect to the electricity industry, priorities in performing studies, works, concessions, authorizations, prices and tariffs in the electricity sector; and

(iii)advise on modifications resulting from legislation referring to the electricity industry.

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

The Electricity Law

General

Private companies originally developed the Argentine electricity industry. The Argentine government began to intervene in the sector in the 1950s and initiated a nationalization process. In 1960, it organized the sector and established the federal legal framework to begin major transmission and generation projects. Many government-owned corporations were created within this framework in order to carry out various hydroelectric and nuclear projects.

As a result of the electricity shortage in 1989, the following laws were passed starting in 1990: Law 23,696 (“State Reform”), Law 23,697 (“Economic Emergency”) and Law 24,065 (“Electricity Framework”). The objective of this legislation was to replace the vertically-integrated system based on a centralized state monopoly with a competitive system based on the market and indicative planning.

FONINVEMEM

FONINVEMEM is a fund managed by CAMMESA and was created to encourage electricity capacity within the Argentine MEM. Private sector generators in the Argentine MEM were called upon to participate in the construction, operation, and maintenance of electricity generation plants to be built with FONINVEMEM funds, consisting of two combined-cycle generation plants of approximately 825 MW each. Both power plants receive remuneration in accordance with Resolution 31/2020, which replaced Resolution 1/2019 and extended the operations and maintenance contract for each power plant. See “—  Pricing” below for further discussion about Resolution 31/2020.

Limits and Restrictions

To preserve competition in the electricity market, participants in the electricity sector are subject to vertical and horizontal restrictions, depending on the market segment in which they operate.

Vertical Integration Restrictions

The vertical integration restrictions apply to companies that intend to participate simultaneously in different sub-sectors of the electricity market. These vertical integration restrictions were imposed by the Electricity Framework (Law 24,065) and apply differently to each sub-sector as described below.

Generators

•Neither a generation company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling entity of a transmission company;

•Since a distribution company cannot own generation units, a holder of generation units cannot own distribution concessions. However, the shareholders of an electricity generator may own an entity that holds distribution units, either by themselves or through any other entity created with the purpose of owning or controlling distribution units.

Transmitters

•Neither a transmission company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a generation company;

•Neither a transmission company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a distribution company; and

•Transmission companies cannot buy or sell electricity.

Distributors

•Neither a distribution company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a transmission company; and

•A distribution company cannot own generation units. However, the shareholders of an electricity distributor may own generation units either directly or through any other entity created with the purpose of owning or controlling generation units.

Horizontal Integration Restrictions

In addition to the vertical integration restrictions described above, distribution and transmission companies are subject to the following horizontal integration restrictions.

Transmitters

•Two or more transmission companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE. Such approval is also necessary when a transmission company intends to acquire shares of another transmission company. Pursuant to concession agreements that govern services rendered by private companies operating transmission lines between 132 kW and 140 kW, the service is rendered by the concessionaire on an exclusive basis in certain areas indicated in the concession agreement. Pursuant to concession agreements that govern services rendered by private companies operating high-voltage transmission services of at least 220 kW, such companies must render the service on an exclusive basis and are entitled to render the service throughout the entire country without territorial limitations.

Distributors

•Two or more distribution companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE. Such approval is necessary when a distribution company intends to acquire shares of another transmission or distribution company.

•Pursuant to concession agreements that govern services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis in certain areas indicated in the concession agreement.

Regulation of Generation Companies

Concessions

Hydroelectric generators with a normal generation capacity exceeding 500 kW must obtain a concession to use public water sources. Concessions may be granted for a fixed or indefinite term.

Such concession holders have the right to:

(i)

take control of the private properties within the concession area (subject to general laws and local regulations) that are necessary to create reservoirs as well as underground or above ground supply line and release channels;

(ii)	flood lands that are necessary to raise water levels; and

(iii)request that the authorities make use of the powers conferred in Article 10 of Law 15,336 in cases where it is absolutely necessary to appropriate the property of a third party that was not part of the concession when the concession holder has failed to reach an agreement with said third party.

Dispatch

All generators that are agents of the Argentine MEM must be connected to the Argentine NIS and are obliged to comply with the dispatch order to generate and deliver energy to the Argentine NIS as determined by CAMMESA.

Pricing

In February 2020, the SEE published Resolution 31/2020, which replaced Resolution 1/2019 as of February 1, 2020, and defines remuneration for all existing renewable energy sources. The resolution establishes compensation prices at an exchange rate of Ar$ 60 per US$ 1.00 and updates prices in Argentine pesos. The resolution defines a minimum remuneration for electricity by technology and scale according to availability. It also establishes for thermal generators the possibility of offering availability commitments with an equal differential remuneration for all technologies. CAMMESA allows thermal generators up to 30 days before the start of each quarterly period to declare the firm power value to be committed by each unit. Adjustments may be made in the same period based on seasonal requirements. The remuneration of each unit will be proportional to its compliance with its power declaration. The minimum remuneration is based on the minimum price. The power remuneration will be affected according to the use factor of the thermal generation equipment.

Resolution 1/2019 established a remuneration scheme for power and energy delivered to the system by all thermal generators run by fossil fuels. With respect to power, a minimum remuneration is provided based on the scale and technology of the generator units. Furthermore, generators may enter into binding contracts with CAMMESA without regard to scale or technology to guarantee availability in exchange for higher remuneration during two distinct periods (summer/winter and spring/fall).

With respect to energy, Resolution 1/2019 distinguishes between generated and operated energy, by taking into account the total available power and disregarding the real energy delivered. Generated energy will receive remuneration depending only on the type of fuel utilized, while the remuneration for operated energy is standardized for all thermal and hydroelectric generators.

In addition, Resolution 1/2019 established the remuneration scheme for all hydroelectric generation plants, distinguishing between power plants under a privately-operated concession and power plants owned partially by the Argentine government, Salto Grande (in a partnership with the government of Uruguay) and Yacyreyta (in a partnership with the government of Paraguay). Power remuneration for privately operated hydroelectric power plants is similar to the remuneration for thermal generation, which depends on scale and technology, with some important differences. Hydroelectric generators cannot guarantee availability and payments received for generated energy are not determined by scale.

With regard to the Salto Grande and Yacyreyta hydroelectric power plants, Resolution 1/2019 distinguishes between generated and operated energy for remuneration purposes.

In May 2017, the SEE called for a public auction, Resolution 287/2017, offering substantially higher remuneration in exchange for new high-efficiency thermal generation. In the auction, only projects interested in closing open -cycle gas turbines and co-generation were considered. The SEE awarded 1,810 MW that were to be added in 2019 and 2020. Due to difficulties faced by the generators in obtaining necessary financing, the deadlines were extended by Resolution 25/2019.

For generation companies other than biomass/biogas, hydroelectricity, nuclear plants and blocks of energy commercialized through regulated energy contracts, the SEE established guidelines in February 2017 for the remuneration of existing power plants. The resolution defines a minimum remuneration for power by scale and technology.

In March 2016, the SEE called for additional thermal generation capacity for the 2016 and 2017 summer seasons, and for the 2017 and 2018 winter seasons. Therefore, 2,871 MW were tendered and awarded in two stages: 1,915 MW in the first stage and 956 MW in the second stage. These tenders were implemented in order the meet demand during the seasonal peaks.

In November 2011, the Argentine MEM’s seasonal reference prices for non-subsidized electricity were published. Seasonal price corresponds to the cost of supply minus the subsidy. It is used to calculate the tariff paid by end consumers and guarantee the pass-through of generation costs to distributors.

This resolution also provided for:

(i)	the discontinuation of the practice of charging subsidized prices for non-residential customers based on their payment capacity and economic activity;

(ii)

the creation of a Register of Exceptions, including a list of customers exempt from the subsidy elimination, provided that they certify their inability to bear the seasonal reference prices for non-subsidized electricity; and

(iii)the identification of the National State Subsidy requiring CAMMESA to explicitly identify the subsidies that it provides at each level of demand. Under the resolution, distributors are also required to notify residential customers that will be affected by the elimination of subsidies.

As a result of Decree 134, which declared a state of emergency for the Argentine electricity sector, the Argentine MEM must enact a resolution for each change in seasonal price, which are subsequently transferred to the tariff. The seasonal price is calculated based on the operational programming, dispatch and price calculations. Each resolution allows prices to reflect the actual energy cost, reducing the subsidies and creating differentiated prices for the residential customers based on their efficient energy usage. This was the first step towards the reestablishment of market conditions.

In December 2017, the SEE published Resolution No. 1091 for new stabilized prices for energy and transportation, covering the period from December 1, 2017, to April 30, 2018, reducing subsidies and increasing the tariff charged to end consumers. In May 2018, Provision 44 fixed prices applicable to the Argentine MEM for the period from May 1, 2018, to October 31, 2018, maintaining prices fixed in 2017. In July 2018, Provision 75 fixed prices for the period from

August 1, 2018, to October 31, 2018, increasing wholesale prices, and reducing subsidies. In October 2018, Provision 97 fixed prices for the period from November 1, 2018, to April 30, 2019, maintaining prices established in July 2018 through Provision 75.

Stabilization Fund

The stabilization fund, managed by CAMMESA, was created to absorb the difference between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price. When the spot price is lower than the seasonal price, the stabilization fund increases. When the spot price is higher than the seasonal price, the stabilization fund decreases. The outstanding balance of this fund at any given time reflects the accumulation of differences between the seasonal price and the hourly energy price in the spot market. The stabilization fund is required to maintain a minimum balance to cover payments to generators if prices in the spot market during the quarter exceed the seasonal price.

The stabilization fund has been adversely affected due to modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. These deficits have been financed by the Argentine government through loans to CAMMESA and with funds from FONINVEMEM, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

Sales to Distribution Companies and Regulated Customers

In order to stabilize the prices for distribution, the market uses the seasonal price as the energy price to be paid by distributors for their purchases of electricity traded in the spot market. This is a fixed price determined every six months by the Argentine Sub-Secretary of Electric Energy based on CAMMESA’s recommended seasonal price level for the next period according to its estimated spot price. CAMMESA estimates this price by evaluating its expected supply, demand and available capacity, as well as other factors. The seasonal price is maintained for at least 90 days.

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

Incentives and Penalties

The so-called Energy Plus Service Program is provided by generators that have (i) installed new generation capacity or (ii) connected previously unconnected existing generation capacity to the Argentine NIS. All large customers that had a higher demand than their base demand as of November 1, 2006, were required to enter into a contract with the Energy Plus Service Program to cover their excess demand. The main objective of the Energy Plus Service Program is to encourage large customers with a demand greater than or equal to 300 kW to sign a contract with a fast installation thermal generation power plant (such as gas turbine) and to penalize those who consume above their historical levels and do not have a contract with a fast installation thermal generations power plant. Large Customers that do not enter into such contracts are required to pay additional amounts for any consumption that exceeds base demand. The prices under the contracts with the Energy Plus Service Program must be approved by the authorities. Unregulated customers who are unable to secure an Energy Plus Service contract can request CAMMESA to conduct an auction in order to satisfy their demand.

Fuel procurement

In the years following Resolution 95/2013, which placed major constraints on the normal functioning of the electricity market, CAMMESA controlled fuel supply and procurement. Resolution 70/2018 was designed with the intention to gradually normalize the fuel market for thermal generation. It reinstated the generators’ ability to obtain their own fuel, but it was not required because generators could still resort to CAMMESA for the necessary fuel. The resolution allowed generators to obtain fuel on their own only if the fuel price was   lower than the reference price set by CAMMESA. It is important to note that all generators that opt out of the joint fuel purchase by CAMMESA and fail to obtain the required fuel to operate are penalized under Resolution 1/2019.

In December 2019, through Resolution 12/2019, the Argentine government repealed Resolution 70/2018 that allowed generators to obtain their own fuel. As a result, generators must now purchase fuel directly from CAMMESA.

Regulation of Distribution Companies

Concessions

Distributors are companies holding a concession to distribute electricity to customers (concessions are given to distributors by the jurisdiction where they operate - national, provincial or municipal). Distributors are required to supply sufficient electricity to meet demand in their exclusive areas of concession at tariffs and under conditions in accordance with the relevant local regulations. Penalties for supply shortages are included in concession agreements. Concessions are issued for distribution and retail sale, with specific terms for the concessionaire stated in the contract. The concession periods are divided into “management periods” that allow the concessionaire to give up concessions at certain intervals.

Energy Purchases

Distribution companies must satisfy 100% of customer demand in their concession area under specific regulated service quality standard and prices. To do so, distributors must ensure the reliability and quality of their energy supply. Distribution companies purchase energy on the Argentine MEM, which may be commercialized through either the spot market, the seasonal market, or contracts. In the spot market, electricity prices change hourly according to demand and the availability of power plants. The seasonal market works by identifying two six-month seasons within each year related to hydrology: one beginning May 1 and the other beginning November 1. A stabilized energy price is determined for each season according to the expected costs of generation during those six–month periods. Distributors purchase energy at that price and later the price difference when compared to the spot market is added to the following period. Distributors may also sign contracts with generators at freely negotiated prices that may include clauses regarding duration, delivery, payment, breach and respective compensation.

Distribution Tariff-Setting Process

In January 2018, ENRE approved the new Tariffs Chart for Edesur, effective as of February 2018. This Tariffs Chart considers inflation adjustments, the previous quarter’s ex-post adjustments, the 48-installment deferred value added from distribution (“VAD”) revenue, the efficiency factor, and the adjustments related to structural changes.

Additionally, these new tariffs include a decrease in the subsidies to the wholesale price, reaching up to 90% of the seasonal price operated in 2017. These tariffs maintain Social Tariff subsidies and bonuses for the energy consumption savings of residential customers. Social Tariff subsidies only apply to the generation component of the tariff and consider a special rate charged to low income consumers equivalent to a percentage of the billing compared to the regular residential customer. This generates a distortion in the tariff formula that must be recovered through an ex-post adjustment scheme. Low-income consumers receive a 100% discount on the first 150 kWh of the month and a 50% discount on the subsequent 150 kWh. Additionally, a 10% discount on the value of generation is applied to all residential consumers who consume at least 20% less compared to their historical levels.

As a result of the Integral Rate Revision (“RTI” in its Spanish acronym) mechanism, ENRE established the new revenue applicable for Edesur by virtue of its VAD effective as of February 2017. The RTI mechanism determines the remuneration of distributors every five years. Based on a gradual policy adopted by the Ministry of Energy and Mining, it instructed ENRE to increase the VAD by a maximum of 42%. The revenue increase, which corresponds to the increase of the remuneration fixed by the RTI mechanism and the 42% increase of the VAD, was adjusted in two subsequent stages, together with the corresponding updates on November 1, 2017, and February 1, 2018.

In the RTI mechanism effective as of February 2018, the following elements corresponding to the VAD component were included in the new Tariffs Chart:

(i)	the third installment of the Distribution Cost Increase associated to the RTI;
(ii)	the proportional part of the deferred revenue associated with gradual grandfathering provisions; and
(iii)

the Cost Monitoring Mechanism corresponding to the period and the application of the Efficiency Factor. The latter reflects the compliance by Edesur with the Investment Plan committed in the RTI whenever the expected value was reached.

The difference between the VAD determined by the RTI and the one currently applied to this gradual process consisted of deferred revenue over 48 installments as of February 2018. In July 2017, ENRE determined the specific procedure to bill deferred revenue. The RTI also determined that the VAD will be adjusted according to a “trigger clause” that will update costs if the semi-annual CPI variation is higher than 5% (otherwise it will be postponed to the subsequent semester) and the adjustment mechanism dispositions, which will use a semi-annual adjustment formula that considers salaries, wholesale inflation and retail inflation.

In July 2018, and with the intention to grandfather in tariff increases, the Argentine government signed an agreement with Edesur, committing to pay Edesur 50% of the increase corresponding to the adjustment mechanism foreseen in the tariff effective since August 2018. The remaining 50% will be paid in six adjusted installments starting in February 2018, according to the Investment Plan Agreement in the RTI. The same agreement was also signed simultaneously with Edenor. The Investment Plan Agreement is the proposal presented to ENRE, based on which the remuneration for both Edesur and Edenor was calculated.

In August 2018, and under the agreement, 50% of the increase corresponding to the application of the Cost Monitoring Mechanism of August 2018 was applied to the VAD component. The Cost Monitoring Mechanism is a polynomial formula that adjusts the remuneration of distributors every six months, mainly for inflation. Additionally, the ex-post adjustments corresponding to (i) the devolution of AT Transportation costs associated to the previous Tariffs Chart (regulatory amendment) and (ii) the amounts recognized as compensation for the Debit/Credit tax and the Health and Safety Taxes, were applied.

At the same time, the Argentine government took the opportunity to modify the maximum range of the Social Tariff subsidies. Resolution 24/2019 sets the tariffs as of February 2019, and it reflects the increases in the Stabilized Price of Energy and the Power Reference Price, established by SGE Resolution 366/2019. It also includes the increase in the FNEE from Ar$ 15.5 per MWh to Ar$ 80 per MWh. Further, Resolution 26/2019, effective February 2019, approved the new values of the Own Distribution Cost. The new values took effect on March 1, 2019. With the increase in the VAD in February 2019, the variation of the Cost Monitoring Mechanism from August 2018 to February 2019 supposes an over-compliance with respect to the pattern that was established in the RTI, which was 1.58%. In addition, the recovery corresponding to the deferral of 50% of the increase in the VAD that should have occurred in August 2018 (7.93%) as well as the one-month deferral of this last increase (from February 2019 to March 2019) are incorporated. With the increments granted, the VAD defined by the RTI has returned to normal.

As of January 1, 2019, the Argentine government ceased to guarantee the Social Rate; however, the municipal and provincial governments of Buenos Aires have committed to maintain it.

In May 2019, new tariffs updated seasonal prices for May through July 2019 and constituted a new way of setting the differential price for residential consumers in order to offset price increases.

In May 2019, Edesur signed an Obligation Regularization Agreement with the Argentine Ministry of Energy and Mining, according to which the pending reciprocal claims arising in the 2006‑2017 transition period ended.

As of August 2019, the application of the Cost Monitoring Mechanism adjusted the remuneration to be received by Edesur and increased seasonal price foreseen by Resolution 14/2019 of the Sub-Secretary of Electric Energy, and subsequently ratified Resolution 26/2019 in September 2019. Later that month, Edesur and the Argentine government signed an Agreement for the Maintenance of Tariff Tables. The agreement instructed ENRE to apply the tariff schedules for all customers from the previous semiannual period to the semiannual period beginning on August 1, 2019. This implied that Edesur would continue to receive compensation from previous recoveries and deferrals (ENRE Resolution 26/2019). The difference generated in the VAD and the difference in relation to seasonal prices for the period August 1, 2019 to December 31, 2019, will be recovered in seven monthly installments beginning on January 1, 2020. In this framework, the parties agreed to postpone the payment of all penalties until March 2020. The agreement provides that the amount to be paid would be the original amount plus corresponding updates at the time of payment, and that the amount would be recovered in six monthly installments. Edesur is committed to maintaining the quality of its service.

On December 27, 2019, ENRE, covered by Article 7 of Law No. 27541, instructed Edesur not to modify the current tariff even though the company is no longer under federal jurisdiction.

Penalties

The distributors are subject to three types of penalties:

1)Quality of service penalties related to normal operation such as temporary interruptions, technical, and commercial services;

2)Extraordinary penalties, at the discretion of ENRE, apply when distributors do not comply with their service obligations (e.g., blackouts); and

3)Supply penalties related to the system as a whole, including generation, transmission and distribution intended to compensate customers. The latter are temporarily suspended because the system is not generating enough electricity.

Regulation of Transmission

The transmission sector is regulated based on the principles established in the Electricity Framework and the terms of the concession granted to Transener S.A. (the main operator of transmission lines in Argentina) under Decree 2,743. Due to technological reasons, the transmission sector is heavily affected by economies of scale that limit competition. As a result, the transmission sector operates under monopoly conditions and is subject to considerable regulation. As instructed by Resolution No. 196 of the Argentine government, ENRE completed the RTI before January 31, 2017.

In November 2017, the SEE published Resolution No. 1,085, which approved the new methodology to distribute the remuneration cost of transmission. The resolution states that as of December 1, 2017, the cost of the transmission system is to be proportionately paid for by demand, and generators are only to pay for direct connection costs. It instructs CAMMESA to perform the respective calculations of the Argentine MEM’s Public Electricity Transportation Service prices for its distribution agents based on the approved methodology, including the adjustments required when seasonal prices are revised. This rule determines that charges and bonuses no longer depend on the use of the installations but on regional allocation.

Electricity Exports and Imports

In 2018, the Argentine authorities once again enabled the export of natural gas, establishing a new procedure for authorizing exports, which are based on surplus production of natural gas generated from the policies carried out in recent years in terms of incentives for production. The authorized exports were destined for Chile, with a maximum quantity of 750,000 m3 per day, for a total volume of 479,250,000 m3, under interruptible condition, and for the period from the authorization until June 1, 2020.

Additionally, the export of 600 MW of electricity to Brazil was completed in September 2018. The export was agreed to by CAMMESA and the Brazilian National Electric System Operator (“ONS”  in its Portuguese acronym). The export is possible thanks to the surplus of thermal generation and available fuels (mainly natural gas). The surplus is generated from the availability of gas resulting from a greater production of Vaca Muerta, which was possible due to private investment made in new electricity generation and the improvement of the availability from the thermal generation power plants that take advantage of lower energy demand during the spring season. Such integration of operations represents both operating and economic benefits for Argentina and Brazil.

Environmental Regulation

Electricity facilities are subject to federal and local environmental laws and regulations, including Law 24,051, the “Hazardous Waste Law”  and its ancillary regulations.

Certain reporting and monitoring obligations and emission standards are imposed on the electricity sector. Failure to satisfy these requirements entitles the Argentine government to impose penalties such as suspension of operations that, in case of public services, could result in the cancellation of concessions.

The use of NCRE is a national interest. In October 2015, Law 27,191 “National Development Scheme for the Use of Renewable Energy Sources for the production of Electric Power,”  defined renewable energy sources as arising from:

(i)	wind energy;
(ii)	solar thermal;
(iii)	solar photovoltaic;
(iv)	geothermal;
(v)	tidal, wave, ocean currents, hydroelectric;
(vi)	biomass;
(vii)	landfill gas;
(viii)	gas treatment plants;
(ix)	biogas; and
(x)	biofuels, except for the uses established in Law 26,093.

The new capacity limit for hydroelectric plants that qualify under Law 27,191 was increased from 30 to 50 MW. The law establishes that large customers should meet their demand with contracts sourced from renewable technologies according to the following values: 12% in 2019, 16% in 2021, 18% in 2023 and 20% in 2025.

A maximum price of US$ 113 per MWh is set for renewable energy contracts in the Argentine MEM. The law does not set a specific commitment on distributors. It establishes a penalty for those who do not comply with the rates established by Article 8 to pay a price equal to the variable cost of production of electricity generated with imported diesel fuel for the deficit of contracted renewable energy. Law 27,191 also establishes incentives for investments including the anticipation of the VAD tax refund, the application of accelerated depreciation, the creation of a common fund for project financing and import duty exemptions.

Resolutions 71/2016 and 72/2016 of the Argentine MEM extended Law 27,191 and Regulatory Decree 531, which commenced the ministry’s 1,000 MW tender process for renewable energy. There were 123 offers for a total 6,366 MW (42 for wind energy for 2,870 MW, 50 for solar energy for 2,305 MW, eight for biomass and biogas for 23 MW, and five for small hydroelectric power for 11 MW). In September 2016, offers were made with most falling below the maximum award price stipulated by the ministry. For wind and solar energy, the minimum prices were US$ 49 per MWh and US$ 59 per MWh, respectively.

In August 2017, the Argentine government issued Resolution 275-E, which launched an open call to national and international players interested in supplying the Argentine government with NCRE-based electricity to award 1,200 MW (550 MW wind, 450 MW solar and the rest biogas, mini-hydro and biomass). Resolution 473 later added an additional 50% of MW to the original call, allowing projects not awarded in the previous stage to participate in order to cover the capacity required by technology (275 MW wind, 225 MW solar and 67.5 MW from biogas and biomass). Also, in August 2017, the Argentine government issued Resolution 281-E, establishing the rules of the Renewable Electricity Market, allowing generators with renewable sources to enter into contracts with large customers (above 300 KW). The Renewable Energy Department later ruled on several administrative aspects through Provision No. 1/18.

In November 2018, through Resolution No. 100, the Sub-Secretary of Electric Energy, invited all interested parties to participate in an auction to secure long-term energy PPAs with CAMMESA. Given constraints present at that time, the government wanted to connect small-scale NCREs to the 220 kV and 132 kV grids. As a result, 352 MW were awarded.

In September 2019, because nearly 50 of the 88 projects awarded during the second round of the RenovAr auction had been stalled, the Sub-Secretary of Electric Energy issued a note instructing CAMMESA to defer for 180 days all penalties and fines stemming from delays in the date of the approved commercial commencement. On October 8, 2019, the Sub-Secretary issued a note reinstating the penalties and fines previously deferred.

Brazilian Electricity Regulatory Framework

Industry Overview and Structure

In the Brazilian electricity market, there are five participant categories of agents; namely, power producers, transmission, distribution, energy traders and unregulated customers. In accordance with Brazilian law, generation, transmission, distribution and trading are separate activities.

Brazil’s electricity industry is organized into one large interconnected electricity system, the National Interconnected System (Brazilian NIS), which provides coverage to more than 99% of the Brazilian population. There are four sub-markets within the Brazilian NIS; namely, South-East/Center-West, South, Northeast and North. The National Electricity System Operator (“ONS” in its Portuguese acronym) is responsible for managing and operating the NIS.

The following chart shows the relationships among the various participants in the Brazilian NIS

i)Power Producers:

The generation sector is organized on a competitive basis, with independent power producers (IPPs) who sign power purchase agreements (PPAs) with regulated distributors, traders and/or unregulated customers. In both regulated and unregulated cases, the differences between production and sales (demand) are traded on the short-term market or spot market at the Settlement Price for Differences (“PLD” in its Portuguese acronym). There is also a special mechanism used by hydroelectric generators that seek to re-allocate hydrological risk by offsetting differences between the hydrological plant’s firm energy and its actual production, called the Electricity Reallocation Mechanism (“MRE” in its Portuguese acronym).

ii)Transmission:

The transmission sector operates under public/private monopoly conditions with auctioned concession contracts. ANEEL, the Brazilian regulator, fixes the annual revenues for transmission companies. This applies to all electricity companies with transmission operations in Brazil. Transmission revenues consider a fixed fee that does not depend on the amount of electricity flowing through the network. The Transmission Network comprises any transmission asset above 138 kV. Enel Brasil owns the right to operate two transmission assets, CIEN I and CIEN II, both located in Rio Grande do Sul State, which borders Argentina.

iii)Distribution:

Distribution is a public service that operates under monopoly conditions. Companies allowed to operate the distribution service have earned the right to operate in a geographically defined concession area. Distributors in Brazil are not allowed to:

(i)	perform activities related to electricity generation or transmission;

(ii)	hold, directly or indirectly, any equity interest in any other company, corporation or partnership; or

(iii)	develop activities that are unrelated to their respective concessions except for those permitted by law, approved by the regulator or in the relevant concession agreement.

iv)Energy Traders:

Laws, decrees and resolutions dating back to 2004 govern the sale of electricity. Law 10,848, Decrees 5,163 and 5,177 relating to the Electricity Trading Chamber or Wholesale Clearing House (“CCEE” in its Portuguese acronym) and the role of the Brazilian National Electric Energy Agency (“ANEEL” in its Portuguese acronym) and Resolution 109, which introduced the Electricity Trading Convention, define the terms, rules, and procedures of CCEE trading.

These regulations introduced two alternatives for the execution of the PPAs:

(i)	regulated contracts between power generators and distribution agents; and
(ii)	unregulated market contracts, between power generators, energy trading companies, importing and exporting agents, and unregulated customers.

The PPAs govern commercial relations between the agents participating in the CCEE. It is mandatory for all agents participating in the Brazilian NIS to register contracts together with the CCEE, including information about volume of traded energy and the terms of the agreement. There is no obligation to register energy prices of unregulated PPAs.

The CCEE records differences between energy production, consumption and contracted amount. The positive or negative differences between them are settled in the short-term market and priced at the PLD. As of the date of this Report, the PLD has a weekly definition for each level of required energy or load and for each sub-market, based on the system’s marginal operating cost, within a minimum and maximum price range. As of January 2020, marginal operating costs are calculated on an hourly basis. As of January 2021, spot prices will also be calculated on an hourly basis (hourly PLD).

v)Unregulated Customers:

The unregulated market includes the electricity trade between power generation concessionaires, independent producers, self-producers, energy traders, importers of electricity and unregulated customers.

Unregulated customers in Brazil are those who currently demand:

(i)A load greater than 2,000 kW, with supply from conventional sources under contracts with power generators or energy traders, but not with distributors; or

(ii)	A load between 500 - 2,000 kW, with supply from NCRE sources.

This 2,000 kW limit in Brazil will change to 1,500 kW as of January 1, 2021; 1,000 kW as of January 1, 2022; and 500 kW as of January 1, 2023.

Regulatory Authorities

The Brazilian Ministry of Mines and Energy (“Brazilian MME”) regulates the electricity industry, and its primary role is to establish policies, guidelines and regulations for the sector. The Energy Research Company is an entity that reports to the Brazilian MME. Its purpose is to conduct research and studies to support energy planning.

The Brazilian National Energy Policy Council oversees developing the national energy policy. Its main responsibilities include:

(i)	providing national energy policy, guidelines and recommendations to the Brazilian president;
(ii)	stability and security of supply;
(iii)	universal access to electricity;
(iv)	directives for specific programs (such as the use of natural gas, biofuel, biomass, coal and thermonuclear energy); and
(v)	directives for the import and export of energy.

ANEEL is the regulatory body. Its main responsibilities include:

‘
(i)	auditing power concessions and authorizations, including commercialization, power generation, transmission and distribution;
(ii)	enactment of the regulatory framework;
(iii)	regulation of the use of electricity primary resources, including the use of hydro potential;
(iv)	establishment of a (re)bidding process, under the Brazilian MME’s directive, for hydrological concessions, transmission lines and distribution utilities;
(v)	resolution of administrative disputes between electricity sector agents; and
(vi)

establishment of criteria and methodology to determine all tariffs that ensure that customers pay a fair price for energy and preservation of the distribution economic and financial balance so the latter can provide quality service and continuity.

The Energy Sector Monitoring Committee (“CMSE” in its Portuguese acronym), which reports to the Brazilian MME, was created to evaluate the continuity and security of the energy supply across the country. The CMSE principally:

(i)	supervises energy generation, transmission, distribution, trading, import and export activities; and
(ii)	assesses the security of supply and the risk of supply mitigation measures.

The ONS is responsible for the coordination and control of the generation and transmission operations of the Brazilian NIS, subject to ANEEL’s regulation and supervision.

The Brazilian Institute of Environment and Renewable Natural Resources is an executive body of the National Environmental Policy that acts as a federal independent organization. It is part of the Ministry of Environment and is responsible for implementing national environmental policy, the preservation and conservation of natural heritage and exercises control and supervision over the use of natural resources.

The Electricity Law

General

The Brazilian electricity law encourages competition and private capital, including privatization of assets belonging to the Brazilian government and/or State governments. The Electricity Sector Law introduced the concept of independent power producers (IPPs), to open the electricity sector to private sector investment. IPPs are individual agents, or agents acting in a consortium, who receive a concession, permit or authorization from the Brazilian government to produce electricity for subsequent sale.

The wholesale energy market is composed of generation companies, traders, and distribution companies. The purchase and sale of electricity are freely negotiated. In the short-term market, electricity sales and purchases are carried out at the spot market prices as set by the CCEE. These prices are calculated on a marginal cost basis, modeling future operation conditions and setting a merit order curve with variable costs for thermal units and opportunity cost for hydroelectric plants, resulting in one price for each subsystem set for the week after its determination.

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

In addition, the model contemplates a series of measures for industry players, such as the obligation of distributors and unregulated customers to satisfy all their electricity supply through contracts. It also defines a methodology to calculate the actual physical back-up of the generation capacity that guarantees electricity generation contracted sales, ensuring that hydroelectric and thermal plants contract their capacity in proportions that offer the best balance between the cost of such coverage and the cost of supply. Electricity supply continuity and security is constantly monitored with an emphasis on early detection of occasional imbalances between supply and demand.

In 2016, the existing laws and regulations were improved and included modifications, such as:

‘
(i)	the transfer of the responsibility of managing Global Reversal Reserve, Fuel Consumption Account and Energy Development Account funds to the CCEE;
(ii)	allowance of the transfer of a company’s control as an option to expiration of the concession; and
(iii)	authorization for the sale of contractual surplus energy by distributors to unregulated consumers.

In terms of tariffs, the model requires distributors to purchase electricity in a regulated environment through public auction promoted by the government and managed by ANEEL in order to obtain the lowest tariffs. This procedure allows for reductions in the cost of electricity that distributors pass on to customers’ tariffs. The new model also includes a subsidy for low-income customers.

Power Generation

Concession and Authorization

The Concessions Law provides that upon receiving an authorization, IPPs and customers will have access to the distribution and transmission systems owned by other concessionaires with a provision for reimbursement of corresponding costs, as determined by ANEEL.

Companies or consortia that intend to build or operate hydro generation plants with a capacity exceeding 50 MW or transmission networks in Brazil must resort to a public tender process. Concessions and authorizations give the right to generate, transmit or distribute electricity in a given concession area for a certain period.

New generation concessions or authorizations are limited to a maximum of 35 years and up to 30 years for new transmission or distribution concessions. Existing concessions may be renewed at the discretion of the Brazilian government for a period up to their initial term.

In 2013, the Brazilian Congress authorized the extension of the concession period for a maximum of 30 years for transmission, distribution, hydro and thermal generation, expiring between 2015 and 2017.

Dispatch and PLD Pricing

The PLD values the differences between purchases and sales of electricity in the short-term market. The mathematical models used to compute the PLD consider the preponderance of hydroelectric generation plants within the Brazilian electricity production mix. The purpose is to find an optimal equilibrium between the current benefit obtained from the use of water and the future benefit resulting from its storage, measured in terms of the savings from the use of fuels for thermal plants.

The PLD is published on a weekly basis, for each load level, based on the marginal operational cost, which in turn has a maximum and minimum price for each period and submarket. The ONS determines the duration of each level. The PLD information flows to the CCEE to allow for accounting and liquidation.

The computer model on which the PLD is based seeks to optimize both the hydro and thermal power production for each submarket. The model first considers electricity demand, then hydrological conditions, prices of fuel, cost of the deficit, auctioned non-operational projects and availability of equipment used for generation and transmission. The outcome of this process is the marginal operational costs for each load level and submarket and the PLD.

In July 2019, the Brazilian MME decided to implement a new hourly PLD price. The implementation happened in two phases: 1) as of January 2020, the ONS dispatched the system using the hourly marginal operating cost and 2) as of January 2021, hourly PLD will become the official spot price.

Annually, ANEEL defines the upper and the lower limits for the PLD. Following this rule and in light of the upcoming hourly PLD, in October 2019, ANEEL released the PLD limits for the coming year. As of January 1, 2020, the minimum PLD became the highest value between the production cost of the Itaipu hydroelectric power plant and the Optimization Energy Rate (TEO). For the maximum PLD, two limits were approved; the maximum structural PLD, effective as of January 2020, and the maximum hourly PLD, effective as of January 2021. Hourly PLDs must meet the target average value equal to structural maximum PLD.

•	Minimum PLD = R$ 39.68/MWh
•	Maximum PLD = R$ 1,148.36/MWh
•	Structural PLD = R$ 559.75/MWh

Electricity Reallocation Mechanism (“MRE” in the Portuguese acronym)

The MRE provides financial protection against hydrological risks for hydroelectric generators by ensuring the optimal use of the geographically dispersed hydrological resources. By concept, this mechanism takes advantage of Brazil’s continental extension and its associated diversity in rain regimes.

The MRE guarantees that, notwithstanding the centralized dispatch, all participating hydroelectric generator producers will have a share of the total national hydroelectric production proportional to their “firm energy” or maximum firm energy (physical guarantee), which is the electricity that a hydroelectric generation plant is able to deliver on a continual basis during a year, considering poor hydrological conditions.

In each period, a generator has the right to the quantity of energy equaling the product between the Generating Scaling Factor, which is the ratio between total production of the hydroelectric plant and its total physical guarantee, and its physical guarantee. The final volume of energy allocated to each hydroelectric producer can be greater or lower than its firm energy (physical guarantee). That depends on the actual total hydro production compared to the total hydroelectric contractual firm energy.

The MRE allows each hydroelectric producer to fulfill its contracts, before buying energy in the spot market, to purchase cheaper energy at a price that covers the incremental costs of operation, the maintenance of hydroelectric plants, and the financial compensation for use of water. The tariff used for trading energy in the MRE, the Optimum Energy Tariff, was set as R$ 12.77 per MWh for 2020.

The system’s total hydroelectric production is more stable and reliable than the production of a single hydroelectric power plant taken alone. Therefore, the MRE is an efficient mechanism to reduce the volatility of individual power plant generation and hydrological risk. Energy contracts in Brazil are only financial instruments and the electricity production is disassociated from contracted energy.

In recent years, however, insufficient rainfall, an increase in the number and relevance of run-of-the-river plants with consequential loss of regulation capacity and, above all, a distorted use of the MRE to cope with non-hydrological risks led to hydroelectric generation plants frequently being under their firm energy levels (Generating Scaling Factor < 1). Due to the lack of a regulatory solution, generators went to court and obtained legal protection against exposure to the short-term market.

There is a bill pending discussion in the Brazilian Senate with expected approval in 2020 that aims to remove non-hydrological risks from the MRE. According to the government, the following risks would be eliminated:

(i)	overestimating the physical guarantee of construction projects to make them artificially more competitive;

(ii)	effects from delays in the associated transmission system; and

(iii)	increasing dispatch outside the merit order.

The solution to the recognized imbalance represents approximately R$ 11 billion in regulatory assets through the extension of current concession agreements. In return, generators will have to pay debts and waive legal proceedings.

The measures proposed by the government to remove non-hydrological risks from the MRE address certain issues. However, at least three additional risks remain for hydroelectrical generation plants: (i) reduction of demand; (ii) non-contracted renewable generation; and (iii) change in risk aversion criteria.

Commercialization

The current electricity industry model establishes the electricity trade in two market environments:

•The Regulated Contractual Environment (“ACR” in its Portuguese acronym); and

•The Unregulated Market Contractual Environment (“ACL” in its Portuguese acronym).

Electricity trading in the ACR results in regulated PPAs, signed between electricity producers and distribution utilities. Distribution utilities can only procure electricity in government-organized reverse auctions. Producers who succeed in selling electricity through one of these auctions sign a regulated PPA with each distribution company participating in the auction.

In the ACL, the negotiation among generating agents, trading agents, free-market customers, importers and exporters of electricity happens freely through bilateral agreements.

Generation agents, regardless of whether they are public generation concessionaires, IPPs, self-producers or trading agents, can sell electricity in both environments. This maintains the overall competitiveness of the market. ACR or ACL agreements must be registered with the CCEE and are the basis for the settlement of differences in the short-term market.

Electricity Producers and Unregulated Customers

In the unregulated contract environment, suppliers and customers freely negotiate conditions, volume and price. The only obligation is to have all transactions duly registered with the CCEE.

Electricity Producers, Distribution Companies and Regulated Customers

Distribution companies must procure energy through regulated auctions organized by the government. There are eight auctions numbered A-0 through A-7, as explained below.

There are separate auctions for:

(i)	existing capacity to adjust the conditions of current contracts or to enter into new power purchase agreements to replace expired agreements; and
(ii)	new capacity to meet future demand.

Auctions for existing capacity are energy adjustment tenders, purchasing energy from all existing generation sources through energy purchase agreements for up to five years.

Auctions for the supply of future energy needs and reserve Auctions for the contracting of security of supply capacity are for future electricity production plants. Both types of auctions involve purchase agreements ranging from 20 to 30 years.

Plant Types
Auctions	New	Existing	NCRES	Indicated by Government (1)	Auctioned together with transmission grids
A-0		X	X
A-1		X	X
A-2		X	X
A-3	X	X	X
A-4	X	X	X
A-5	X	X	X	X	X
A-6	X		X	X	X
A-7				X	X

(1)	The Brazilian government determines the type of technology and projects that can participate in each auction.

Auctions A-0 to A-5 were held from 2014 to 2017. In 2018, there were two Auctions with the following results:

•	Auction A-4: 356.19 MWavg or 3,120 TWh/year, allocated to hydro (6.6%), biomass (9.7%), wind (16.2%) and solar (67.5%) at an average price of R$ 124.75 MWh.

•	Auction A-6: 1,228.59 MWavg or 10,762 TWh/year, allocated to gas (26.6%), hydro (18.9%), biomass (0.9%) and wind (53.6%) at an average price of R$ 140.87 MWh.

During 2018, Auctions A-1 and A-2 were held for existing power plants (operating assets).

In 2019, there were two Auctions with the following results:

•	Auction A-4: 81.1 MWavg or 710 TWh/year, assigned to hydro (20.2%), biomass (5.3%), wind (23.7%) and solar (50.7%) at an average price R$ 151.15 MWh.

•	Auction A-6: 1,155.2 MWavg or 10,119 TWh/year, assigned to thermal (64.28%), hydro (14.89%), wind (15.68%) and solar (5.15%) at an average price R$ 176.09 MWh.

For the first time, solar and wind generators contracted using the “Seasonalization” model (distribution throughout the year) of the contracts by quantity according to the load profile declared by the buyer, as occurs with hydroelectric projects. Previously, “seasonalization” followed the generation profile of the plant.

The change in contracting for renewable sources only days ahead of the auction resulted in some solar and wind projects being withdrawn from the auction, given the limited time available to evaluate risks and mitigation costs resulting from the change in seasonality rules of energy sale contacts. Regardless, competition and contracting of thermal sources were favored to meet pre-defined security of supply requirement and the demand declared by the distributors.

Electricity Producers to Electricity Producers

Electricity producers can sell energy to other electricity producers directly, freely negotiating prices, terms and conditions. All transactions must be registered with the CCEE.

Incentives and Non-Compliance Penalties

•

Under the current regulatory framework, a “new electricity production project” profits from regulated long-term PPAs (20 years for wind and solar, 15-25 years for thermal and 30 years for hydroelectric), while price levels for each technology are a means to attract investment in capacity expansion and allow reasonable project finance conditions. Existing power plants, including depreciated assets, sell their energy at lower prices and under contracts with shorter terms.

•

Law 10,438 created an NCRE incentive, including a discount of up to 50% on distribution or transmission tariffs. Also, customers with demand of 500-2,000kW (limits that will gradually decrease in the coming years) are free to migrate to the unregulated environment, if these customers purchase electricity only from NCRE sources.

•

Until December 2019, ANEEL Normative Resolution No. 63/2004 set forth the fines applicable to non-compliant agents based on the nature and materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture). For each violation, fines are up to 2% of the concessionaire’s annual revenues. ANEEL may also impose restrictions on the terms and conditions of agreements between related parties and, under extreme circumstances, terminate such agreements.

•

In December 2019, ANEEL passed Normative Resolution No. 846/2019, bringing relevant changes to the penalties regime in the electricity sector. The resolution establishes the conditions for imposing fines on non-compliant agents based on the nature and materiality of the violation (including notices, fines, temporary suspension of the right to participate in tenders for new concessions, licenses or authorizations, and confiscation). For each violation, the fines and calculation percentages vary from 0.125% to 2% of revenue. It may also impose obligations to place restrictions on the terms and conditions of agreements between related parties, temporarily suspend the right to participate in tenders for new concessions, and, in extreme circumstances, terminate the concession contract. This resolution applies to non-compliant agents as of January 1, 2020.

•

Any selling agent (electricity producer, trader, etc.) must guarantee 100% of its PPAs in terms of firm energy and physical deliveries. This guarantee comes from its own power plants or through the purchase of energy or power contracts from third parties. Differences in actual delivery and commitment leads to heavy penalties for generation companies and/or traders. Penalties are based on revenues for the previous 12-month period.

•

Power producers may sell electricity through contracts signed within the ACR or the ACL. IPPs must provide physical coverage from their own power generation for 100% of their contracts. They generate energy for their exclusive use and may sell excess power to third parties, with ANEEL’s authorization. In both cases, there is a monthly assessment of the physical coverage, based on actual production and on sales contracts. Generation agents must pay penalties if they fail to provide physical coverage.

Regulation of Distribution Companies

Energy Purchases

In the regulated market, electricity distribution companies must buy electricity through public auctions carried out regularly, regulated by ANEEL and organized by the CCEE.

There are two types of regulated bids that contract:

(i)	existing capacity to adjust the conditions of the current contracts or enter into new PPAs to replace expired agreements; and
(ii)

new capacity, including renewable electricity (biomass, mini-hydroelectric, solar and wind power) to meet future demand. Please refer to “Item 4. Information on the Company— B. Business Overview — Electricity Industry Regulatory Framework —Brazilian Electricity Regulatory Framework — Power Generation — Electricity Producers, Distribution Companies and Regulated Customers.”

Authorities define a cap price and all participating distributors who call for bids enter into contracts on a prorated basis with each bidding generator.

Distribution Tariffs to End Customers

Distribution tariffs to end customers are subject to reviews performed every 3 to 5 years, annual adjustments and extraordinary reviews by ANEEL in response to changes in energy purchase costs and market conditions.

Distribution Tariff-Setting Process

When adjusting distribution tariffs, ANEEL divides the Annual Reference Value, the costs of distribution companies, into: (i) costs beyond the control of the distributor, such as energy purchases and taxes (“Parcel A costs”), and (ii) costs under the control of distributors (“Parcel B costs”), the Value-Added Distribution. Each distribution company’s concession agreement provides for an annual adjustment.

The Concessions Law establishes the following reviews for end customer tariffs:

(i)	ordinary tariff review according to the concession contract of each distributor;
(ii)	annual inflation adjustments less an “X” factor (a unique value for each distributor which reflects its recent efficiency gains, the management of its operating costs, and its service quality); and
(iii)	extraordinary tariff reviews.

Distribution companies’ pricing is intended to maintain constant operating margins for the concessionaire by allowing for changes to tariffs due to Parcel A costs and by permitting the concessionaire to retain any efficiency gains achieved for defined periods. Tariffs to end customers are also adjusted according to the variation in costs incurred in purchasing electricity.

The value adjustment account is a mechanism that helps to maintain stability in the energy market and enables the creation of deferred Parcel A costs, which are compensated through annual tariff adjustments based on fees to offset the deficits/surpluses of the previous year.

In December 2014, distributors in Brazil signed an amendment to the concession contract that allowed deferred costs, including the value adjustment account, to become part of the assets to be compensated at the end of the concession, if they were not previously compensated through tariffs. IFRS allows the recognition of deferred revenue by ensuring that the amounts are recoverable.

Ordinary tariff reviews take into account the entire tariff-setting structure for the company, including the costs of providing services and energy losses, as well as a return for the investor. Distributors define the tariff review period at the time their respective concession agreements are executed. Some distributors have three‑year periods, most have four-year periods, and some have five-year periods. This means the tariff review applies to all distributors but spans different periods. Since 2003, ANEEL has carried out periodic tariff reviews every 4 to 5 years, and these define the methodology to be applied during ordinary tariff reviews.

The law guarantees economic and financial equilibrium for a company in the event that there is a substantial change in its operating costs. In the event that the Parcel A cost components increase significantly within the period between two annual tariff adjustments, the concessionaire may request that ANEEL pass those costs on to end -customers.

Tariff Review Methodology

In the third and fourth cycles of periodic tariff revisions, ANEEL applied a benchmarking methodology in order to define the efficient regulatory operating costs, which observes a relation between the products that a distributor delivers (such as network, energy delivered, consumers, quality and losses) and its operational costs.

The new rate was published in the Normative Resolution 648 on March 2, 2015, effective retroactively as of February 5, 2015. The methodology for the fourth tariff cycle was applied to all distributors in their ordinary tariff reviews. In March 2018, ANEEL decided to maintain the 12.3% WACC until 2019. The WACC is applied over the net regulatory asset base of distribution companies in order to ensure the return of shareholder’s investment. In 2018, ANEEL should have updated the series for the WACC calculation but due to a significant decrease to approximately 7.5%, which would have severely impacted distribution companies’ revenues, the regulator decided to maintain the WACC at the same value and discuss the methodology entirely in 2019. However, on October 15, 2019, ANEEL approved a public hearing to be held on December 2, 2019 to discuss the methodology of WACC for generation, transmission and distribution businesses. The regulator’s initial proposal was a WACC of 6.81% for generation and transmission and 7.17% for distribution.

In March 2020, ANEEL approved a new methodology for the regulatory WACC, which will be calculated annually, based on macroeconomic parameters and applied to the tariff reviews in that year. The new methodology will not apply to Enel Distribution Sao Paulo, Enel Distribution Goais, Enel Distribution Rio, and Enel Distribution Ceara until their next tariff review for 2023. ANEEL also defined a regulatory WACC of 7.39% for transmission companies that should have had a tariff review in 2019, but had it postponed until 2020 (as was the case for Cien).

Other items of tariff review methodology, such as regulatory OPEX, losses, and the X factor will be under discussion with ANEEL in 2020. The change in tariff review methodology is an opportunity to improve company revenues. However, any change in the methodology will not be applied to Enel Distribution companies until 2023.

Revenue from Tariff Flags

Since January 2015, ANEEL has applied an additional monthly charge to customer tariffs whenever the actual marginal cost of the system has been higher than the defined marginal cost. The regulator’s objective is to provide the consumer with the real cost of generation considering the anticipated additional tariff rate to the distributor, as described in the chart below, that otherwise would have been reflected in the following annual tariff adjustment review. This mechanism is composed of three main, color-coded levels: green, yellow and red. Since its creation, the cost ranges and additional tariffs have been changing according to new expectations of the marginal cost of generation:

	Description	Additional Tariff Rate (R$/kWh)
Green	Favorable generation conditions	No additional rate

Yellow	Less favorable generation conditions	+0.01343

Red level 1	Expensive generation conditions	+0.04169

Red level 2	Most expensive generation conditions	+0.06243

On September 12, 2016, ANEEL approved Resolution 733, establishing the application of an hourly tariff to low voltage customers and defined where they may monitor the value of energy during consumption. This new tariff is called a white tariff and became effective in January 2018.

Energy Development Account (“Conta de Desenvolvimento Energético” or CDE in its Portuguese acronym)

The CDE is a sector charge that the government uses to fund public policies of the Brazilian electricity sector, such as, electric energy service universalization and discounts on tariffs to several customers (low-income customers, rural customers, public service of water, etc.).

Since the CDE is a sector charge, it is economically neutral to distribution companies once it is collected by ANEEL via a regulatory tracking account; however, since tracking account validation occurs only once a year, financial mismatching may occur.

In September 2015, ANEEL allowed distributors to discount the lost contribution from the payments to the CDE fund.

In 2018, the CDE quota increased (51%), mainly due to:

i)	fund deficit;

ii)	the increase of energy costs in isolated areas; and

iii)	the increase of tariff subsidies granted to customers.

In 2019, the CDE quota increased 15%, a lower increase than in 2018, mainly due to termination of the CDE energy account.

Between January 1, 2017, and December 31, 2029, the CDE’s annual charges will decrease gradually until they are fully satisfied. As of January 1, 2030, the annual cost per MWh will be prorated according to the level of customer’s connected tension.

Extension of Distribution Concession Contracts

The Brazilian government may extend distribution concessions once and for a period of up to 30 years. The idea is to ensure continuity, efficient service, feasible rates and profitability for distributors. It is still under discussion whether the extension will require further payments from utilities. The subject is expected to attract attention in 2020.

Distribution Companies - Tariff Reviews

In March 2019, Enel Distribution Rio underwent its tariff review process, with the following results: the average adjustment for low voltage customers increased by 7.5% and the average adjustment for medium and high voltage customers increased by 7.9%. The regulator also defined the regulatory asset base and the losses trend, which were provisional in 2018.

In April 2019, Enel Distribution Ceara underwent its tariff review process, with the following results: the average adjustment for low voltage customers increased by 8.3% and the average adjustment for medium and high voltage customers increased by 7.9%.

In July 2019, Enel Distribution Sao Paulo underwent its tariff review process, with the following results: the average adjustment for low voltage customers increased by 6.5% and the average adjustment for medium and high voltage customers increased by 8.5%.

In October 2019, Enel Distribution Goias underwent its tariff review process, with the following results: the average adjustment for low voltage customers decreased by 4.32% and the average adjustment for medium and high voltage customers increased by 2.89%.

Transfers from Other Transmission Facilities (“DIT”) for Distribution Companies

On February 13, 2017, ANEEL issued Resolution No. 758, establishing the conditions required to transfer installations with voltage less than 230 kV (Basic Network referred to as “DIT”) from electricity transmission companies to distribution concessionaires. Enel Distribution Rio will receive DITs during its next ordinary tariff review in March 2023. Enel Distribution Ceara, Enel Distribution Goias, and Enel Distribution Sao Paulo will not receive any DITs.

Regulation of Transmission Utilities

The extent (146,000 km) of the Brazilian Transmission Network reflects the continental dimension of the country and the central decision to interconnect the entire country and profit from the geographic diversity of primary energy resources (large hydro, biomass, wind and solar, small hydro, and thermal). Today the country is more than 99% interconnected. In the remaining 1%, electricity supply comes from thermal (heavy oil or diesel) or hydroelectric power plants located close to large consumer centers. The Brazilian government is, however, gradually interconnecting these areas.

The interconnected electricity system provides for the exchange of electricity among the different regions. When a region faces any scarcity problem, such as a reduction in hydroelectric generation due to a dry season associated with a decrease in reservoir levels, the security of supply comes from electricity flowing from surpluses produced in other parts of the country.

Any electricity market agent that produces or consumes energy is entitled to open access to use the transmission network, and the law and ANEEL guarantee such access. Unregulated customers also have an open access right if they comply with existing technical and legal requirements.

The ONS is responsible for the operation and management of the transmission network, as well as for the optimal dispatch of generation plants and energy exchange between sub-markets.

Transmission revenue is a fixed fee that does not depend on the amount of electricity flowing through the network. Similar to distribution companies, transmission companies have three tariff events:

(i)	an ordinary tariff review every four years;

(ii)	an annual tariff adjustment due to inflation and annually allowed revenues (a fixed amount paid by consumers and generators); and

(iii)	an extraordinary tariff review if an extraordinary event occurs.

In June 2019, Cien underwent its tariff adjustment process. The process, however, was provisional, because the regulator postponed its effects until the next year’s tariff review. CIEN I’s concession period ends in June 2020 and CIEN II’s concession period ends in July 2022. As described above, in the most likely scenario, not yet official, in which CIEN I is extended until July 2022 and the concessions for both CIEN I and CIEN II are auctioned in the second half of 2021, if CIEN does not win the auction, it will be reimbursed for non-amortized assets.

Environmental Regulation

The Brazilian constitution gives the federal, state and local governments power to enact laws designed to protect the environment, and to issue regulations under such laws. While the Brazilian government is empowered to enact environmental regulations, the state governments are usually more restrictive. Most environmental regulations in Brazil take place at the state and local level rather than the federal level.

Hydroelectric facilities are required to obtain concessions for water rights and environmental approvals. Thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from environmental regulatory authorities. Wind and solar energy are usually subject to simplified environmental permits and their corresponding archeological surveys and permits. For wind and solar energy, the permits process takes approximately three years.

Modernization of the Electricity Sector

Since 2017, measures have taken place to allow a comprehensive reform of the energy sector, with emphasis on its modernization, sustainability, and legal stability. It is important to highlight prospective changes in the energy sector’s institutional model with a focus on the ongoing modernization measures brought by the current Brazilian government.

Among these initiatives, Public Consultation No. 33, begun in 2017 by the Brazilian MME, presented proposals for the modernization of the energy sector after having received several contributions from agents for a bill of law. Given the urgency of the matter and to push forward the implementation of the necessary legal measures to change the commercial model of the sector, this bill was linked to two other bills already in progress: Bill No. 1,917/2015 of the House of Deputies and  Bill No. 232/2016 of the Federal Senate.

In addition, in April 2019, under the new Brazilian government, the Brazilian MME enacted Ordinance No. 187 establishing a working group to evaluate measures for the modernization of the energy sector aimed at sustainable expansion by promoting the opening of the market and an efficient allocation of costs and risks.

The modernization measures seek to develop proposals that deal with the following topics in an integrated manner:

(i)	market environment and mechanisms for the expansion of the energy system;
(ii)	pricing mechanisms;
(iii)	rationalization of charges and subsidies;
(iv)	the MRE;
(v)	allocation of costs and risks;
(vi)	adoption of new technologies; and
(vii)	sustainability of distribution services.

The working group established 14 thematic subgroups in “3 Waves” that were completed in October 2019:

(i)	1st Wave: pricing, supply criteria, distribution, and transmission sustainability, hiring process, bureaucracy reduction, process improvement and introduction of new technologies;

(ii)	2nd Wave: review of allocated firm energy (i.e., the amount of energy a generation equipment can supply given defined supply criteria) and reconsideration of the MRE; and

(iii)	3rd Wave: market opening, allocation of costs and risks, rationalization of charges and subsidies, governance and the auction system.

The Brazilian MME working group released a diagnosis report with proposals for some improvements:

Expansion of Electricity Generation with Correct Allocation of Costs and Risks:

(i)

The unregulated market (ACL) has increasingly enabled the expansion of the power generation pool and has influenced the feasibility of certain projects by offering the possibility of a more attractive price mix by combining a low-risk regulated PPA with a higher-risk unregulated PPA. The ACL seeks, however, the lowest prices, usually NCRE, which are not necessarily aligned with the need for security of supply.

(ii)	Security of supply is greatly based on contracting hydroelectric and/or thermoelectric plants in the ACR with corresponding cost allocation only to regulated customers.

(iii)

The conclusion is that a review of the current arrangement is needed to allocate costs proportionally and create a market for system requirements, including security of supply criteria and measures to review a plant’s firm energy, so that regulated and unregulated costumers share these costs accordingly.

Rationalization of Charges and Subsidies:

The diagnosis that the consumer bears a high level of charges. The desirable improvements identified by the government are to:

(i)	implement the recommendations of the Structural Expenditure Reduction Plan related to the CDE;

(ii)	implement outcome monitoring policies related to subsidies; and

(iii)	adjust subsidy allocation to reflect the desired policy.

Tariff Policy and Digitization:

The diagnosis is that the world is undergoing several transformations, including the decentralization of power generation systems, the digitalization of networks, electric mobility, the valuation of individual choice possibilities and the predominance of renewable sources in the worldwide electrical energy matrix. Hence, desirable improvements include promoting the articulation between energy policy and sector regulation with respect to institutional competencies.

The MRE and Pricing:

(i)	Since 2014, Brazil has been experiencing periods of unfavorable hydrology, burdening the industry and generating contractual exposures of hydroelectric plants to higher spot market prices (PLD).

(ii)	There is an increasing reliance on litigation concerning the extent of hydrological risk that must be borne by plants.

(iii)

The MRE has fulfilled the role of sharing individual risks, but systemic risk must still be addressed. In this context, the desirable improvements involve the restructuring of the MRE by hindering non-hydrological risk from affecting the mechanism; and performance improvement of the participating plants and the creation of a voluntary hedge mechanism.

Opening the Market (increase the share of unregulated markets):

The diagnosis is that while globally the trend is to empower consumer decision, there is a challenge to adapt the current sector model to eliminate barriers to technological transformations. As a desirable enhancement, the government indicated the introduction of an integrated plan to the market, including the definitions of wholesale and retail boundaries, conditions for migration, regulation and monitoring mechanisms of the traders and energy exchange associated with a clearing mechanism.

The Brazilian MME opened several Public Consultations. Public Consultation 77 aimed to decrease the limit to access the unregulated market. Public Consultation 83 aimed to gather stakeholders’ views on a new mechanism to allow for system expansion with the right allocation of costs and risks. Public Consultation 85 dealt with the review of allocated firm energy and structural sustainability of the MRE.

In addition, the Brazilian MME decided to implement a new operational model and hourly pricing formation, based on the Short-Term Hydrothermal Dispatch Model. The implementation requires two steps: the first in 2020, when the ONS applies an hourly marginal cost to the daily dispatch/operation; and the second in 2021, when the CCEE applies the hourly PLD to the accounting and settlement of the short-term market.

“New” Natural Gas Market:

On June 24, 2019, the National Energy Policy Council (“CNPE” in its Portuguese acronym) published Resolution No. 16, which deals with the liberalization of the gas market. The resolution is the result of the work of the Committee for the Promotion of Competition in the Brazilian Natural Gas Market, which was established by the CNPE on April 9, 2019. Led by the Brazilian MME, and made up of representatives of the National Petroleum Agency, the Administrative

Council for Economic Defense (“CADE” in its Portuguese acronym), the Energy Research Company and the Ministry of Economy, the Committee also received contributions from other industry players (representatives of industry, academia, state governments and consumers, among others). The resolution is the first step towards the completion of the “New Gas Market” program, announced by the current Brazilian government as a set of initiatives that have the ambitious goal of halving the current price of gas.

Brazil must explore its natural gas resources. By releasing the CADE agreement and the CNPE Resolution No. 16, the Brazilian government declared that natural gas and the liberalization of the gas market was fundamental to the country’s national energy policy. However, the electricity sector will not be the anchor for the natural gas market at any cost. The increase of new renewables in the Brazilian energy mix introduced the need to deal with intermittent power. One solution is thermoelectric power plants, but there are also other alternatives (hybrids or storage, for example) within the energy transition and de-carbonization framework.

Like Decree No. 9,616/2018, which introduced the concept of the transport system and establishes that natural gas transport services will be offered under the capacity contracting regime for entry and exit, as well as defines that ANP should establish common codes of infrastructure access, CNPE Resolution No. 16 is another tool to advance gas sector reform through changes in infrastructure.

Colombian Electricity Regulatory Framework

Industry Overview and Structure

The Wholesale Electricity Market in Colombia (“Colombian MEM” in its Spanish acronym) is based on a competitive market model and operates under open access principles. For its effective operation, the Colombian MEM relies on a central agency, XM, which oversees the market’s central dispatch through the National Dispatch Center (“CND” in its Spanish acronym) and the management of the commercial exchange system through the Commercial Exchange System Authority.

There are two categories of agents, generators and traders, who are allowed to buy and sell electricity and related products in the Colombian MEM. All the electricity supply offered by generation companies connected to the Colombian National Interconnected System (“NIS”) and all of the electricity requirements of end-customers, whose demand is represented by trading companies, are traded on the Colombian MEM.

There is one interconnected system, the Colombian NIS, and several isolated regional and smaller systems that provide electricity to specific areas. According to the Colombian Mining and Energy Planning Unit (“UPME” in its Spanish acronym), 98% of the Colombian population in 2018 received electricity through the public network.

The following chart shows the relationships among the various participants in the Colombian MEM:

Transmission companies
Electricity flow
Electricity flow
Distributors
Final Customers
Prices calculated by formula
Regulated Customers
Spot prices
Distributors as Traders
Generators
MEM
Pure Traders
Negotiated Prices
Generators as Traders
Large Customers
Spot market
Distributors
Negotiated Prices
Pure Traders
Other Generators
Contractual market

Generation activity consists of the production of electricity through hydroelectric, thermoelectric and NCRE plants connected to the Colombian NIS.

A summary of key generation sector provisions includes the following:

•generators are organized on a competitive basis, with independent generators selling their output on the spot market or through private contracts with large customers, other generators and traders.

•generators with generation capacities of at least 20 MW are required to participate in the Colombian MEM with all their generation plants or units connected to the Colombian NIS. Plants with installed capacity less than 20 MW are called “minor plants” or “not centrally dispatched plants” and they are dispatched at the base, meaning they are dispatched first.

•generators declare their energy availability and sale price. This electricity is centrally dispatched by the CND.

Trading consists of intermediation between market participants that provide electricity generation, transmission and distribution services to the customers of these services, whether or not that activity is carried out together with other electricity-sector activities.

Electricity transactions in the Colombian MEM are carried out under the three following modes:

1.energy spot market: short-term daily market

2.bilateral contracts: medium- and long-term markets; and

3.“firm energy.”

“Firm energy” refers to the maximum electric energy that a generation plant is able to deliver on a continual basis during a year with poor hydrological conditions. The generator who acquires a firm energy commitment (“OEF” in its

Spanish acronym) will receive a fixed remuneration during the commitment period, which is described under “Penalties” below.

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

Distribution is defined as the operation of local networks lower than 220 kV. Any customer may have access to a distribution network for which the customer pays a connection charge.

Principal Regulatory Authorities

The Colombian Ministry of Mines and Energy (“Colombian MME”) is responsible for electricity sector policy, which aims for a better use of the mining and energy resources available in Colombia, and in turn contributes to the country’s social and economic development. UPME is responsible for planning the expansion of the generation and transmission networks.

The Energy and Gas Regulatory Commission (“CREG” in its Spanish acronym) implements the principles of the industry set out by the Colombian Electricity Act. This commission comprises eight experts named by the Colombian President, the Colombian MME, the Colombian Ministry of Finance and Public Credit and the director of the Colombian National Planning Department or their delegates. The Superintendent of Domiciliary Public Services participates in discussion but without a vote on topics that correspond to domiciliary public services. The Superintendent of Industry and Commerce may be invited for topics related to liquid fuels. Such principles are:

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

CREG is empowered to issue regulations that govern technical and commercial operations and to set charges for regulated activities. CREG’s main functions are to:

•	establish conditions for gradual deregulation of the electricity sector toward an open and competitive market;

•	approve charges for transmission and distribution networks and for regulated customers;

•	establish the methodology for calculating maximum tariffs for supplying the regulated market;

•	regulations for planning and coordination of operations of the Colombian NIS;

•	technical requirements for quality, reliability and security of supply; and

•	protection of customers’ rights.

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

The Colombian Superintendence of Domestic Public Services is responsible for the oversight of all public utility services companies. The Superintendence monitors the efficiency of all utility companies and the quality of services and can assume control over utility companies when the availability of utility services or the viability of such companies is at risk. Other duties include enforcing regulations, imposing penalties, generally overseeing the financial and administrative performance of public utility companies, providing accounting norms and rules for public service companies and, in general, organizing information networks and databases pertaining to public utilities.

The Colombian Ministry of Environment and Sustainable Development (“MADS” in its Spanish acronym) is responsible for the management of the environment and renewable natural resources. It is responsible for guiding and regulating environmental planning, as well as developing policies and regulations. Its goal is to recover, preserve, protect, and promote the sustainable use of renewable natural resources and the environment, as well as ensure sustainable development.

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

In 2014, the Colombian government’s Renewable Energy Law 1,715 promoted the development of renewable energy and energy efficiency projects. The law proposes tax reductions for projects involved with renewable energies. It also establishes the development of a national fund that promotes research on related topics and defines the methodology for self-generation. Several regulations related to renewable energy have been published since.

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

A distribution company can hold more than 25% of an integrated company’s equity if the market share of the latter company accounts for less than 2% of the national generation business.

A generator, distributor, trader or an integrated company (i.e., a firm combining generation, transmission and distribution activities) cannot own more than 15% of the equity in a transmission company if the latter represents more than 2% of the national transmission business in terms of revenues.

Regulation of Generation Companies

Concessions

Since 1994, economic activities related to the supply of the electricity service have been governed by the:

(i)	constitutional principles of free market economic activity;
(ii)	free market private initiative;
(iii)	freedom to enter and leave the market;
(iv)	corporate freedom;
(v)	free market competition and private property, with regulation and inspection, surveillance and control by the state.

These constitutional principles of freedom are the general rule in the electricity industry, while the concession is the exception. Different economic, public, private or mixed agents may participate in the sector’s activities, which agents shall enjoy the freedom to develop their functions in a context of free market competition. To operate or start up projects, agents must obtain from the competent authorities the necessary environmental, sanitation and water rights permits, as well as other municipal permits and licenses. All economic agents may build generation plants and their respective connection lines to the interconnection and transmission networks.

The Colombian government is not legally allowed to participate in the execution and exploitation of generation projects. As a general rule, such projects are to be carried out by the private sector. The Colombian government is only authorized to enter into concession agreements on its own behalf relating to generation when there are no agents prepared to assume these activities under comparable conditions.

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated customers. There are no restrictions on new entrants into the market as long as the participants comply with the applicable laws and regulations.

The Colombian MEM facilitates the sale of surplus energy that has not been committed under contracts. In the wholesale market, an hourly spot price for all dispatched units is established based on the offer price of the highest priced energy dispatched unit for that period.

The CND receives price bids each day from all the generators participating in the Colombian MEM. These bids indicate prices and the hourly available capacity for the following day. Based on this information, the CND, guided by an “optimal dispatch” principle, which assumes an infinite transmission capacity through the network, ranks the dispatch optimized during the 24-hour period, taking into consideration initial operating conditions, and determining which generators will be dispatched the following day in order to satisfy expected demand. The price for all generators is set as the most expensive generator dispatched during each hourly period under optimal dispatch. This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries, will be satisfied at the lowest cost combination of available generating units in the country.

Additionally, the CND plans the dispatch by taking into consideration the limitations of the network and other conditions necessary to satisfy the energy demand expected for the following day in a safe, reliable and cost-efficient manner. The cost differences between the “planned dispatch” and the “optimal dispatch” are called “restriction costs.” The net value of such restriction costs is allocated proportionally to all traders within the Colombian NIS, according to their energy demand, and these costs are passed on to end customers. Some generators have initiated legal proceedings against the government arguing that recognized prices do not fully cover the costs associated with these restrictions because current regulations do not take into account all the costs of safe, reliable generation.

Sales by Generation Companies to Unregulated Customers

In the unregulated market, generation companies and unregulated customers sign contracts in which terms and prices are freely negotiated. Typically, these agreements establish that the customer pays for the energy that it consumes each month without a minimum or maximum. The prices are fixed in Colombian pesos, indexed monthly to the Colombian PPI. To be considered “unregulated,” customers are required to have a six-month average monthly power demand of at least 0.1 MW, or a minimum of 55 MWh monthly average electricity demand over the prior six months.

Sales by Generation Companies to Traders for the Regulated Market

Traders in the regulated market are required to buy energy through procedures that ensure free market competition. For evaluating bids, the buyer takes into account price factors and other technical conditions and commercial objectives defined before the contracting process. These agreements can be signed with different terms, such as amounts contracted, demanded with or without a limit, or actually consumed, etc. Prices are denominated in Colombian pesos, indexed monthly to the Colombian CPI.

Sales to Other Generation Companies

Generators can sell their energy to other generators at freely negotiated prices and conditions.

Regulatory Charges

Generation companies are obliged to pay monthly payments based on their generation to regional autonomous corporations for environmental protection in areas where the plants are located and to the municipalities where the generation plants are located. For more information, see “— Environmental Regulation” below.

Generators must contribute one Colombian peso to the Financial Support Fund for Energy for Non-Interconnected Zones for every kilowatt dispatched on the Wholesale Energy Exchange. This requirement was extended to 2021.

Generation Income

Generators connected to the Colombian NIS can also receive “reliability payments,” which are a function of the OEF that they provide to the system. An OEF is a commitment on the part of generation companies backed by their physical resources capable of producing firm energy during scarcity periods. A generator that acquires an OEF will receive fixed compensation during the commitment period, whether or not the fulfillment of its obligation is required. To receive reliability payments, generators must participate in firm energy bids by declaring and certifying such firm energy. OEF allocation auctions are oriented to generation projects with construction periods less than four years and projects with long construction periods (“GPPS” in its Spanish acronym). In addition, CREG can carry out OEF reconfiguration auctions oriented to adjust the differences between the allocated OEF and expected demand. When demand is higher or lower than expected, CREG can organize auctions in which it can acquire more firm energy, or on the contrary, agents with excess OEFs can sell their commitments.

CREG regulates the reconfiguration auction scheme under the methodology of reliability charge that allows agents to change the beginning of an OEF by renouncing the “reliability payments” and paying a premium.

•In 2014, CREG enacted the “Statute for situations of scarcity in the MEM as part of the operative regulations,” which defines the rules of operation under critical supply conditions. This statute ensures the reliability of the system during crises and ensures an income at an adequate price for both the generators and the demand.

•In 2015, CREG presented the methodology to calculate firm energy for wind plants. The new resolution allows projects without wind measurements for 10 years, to use proxy data in order to calculate the power-wind curve. The results of the approximation must be certified by the National Operations Council. This new resolution will favor the use of new technologies whose generation costs are lower than those related to traditional technologies. Additionally, this new resolution brings benefits such as the increase of the reliability on the system and the complementarity of resources. In addition, it ensures an efficient price of energy for demand and gives flexibility to the system, which allows to better face periods of low hydrology.

•In 2015, CREG declared through Resolution 177 that existing firm energy was enough to supply the expected demand until 2019. Auctions for an expansion process was therefore not required and the CREG instead allocated the OEF to existing plants for the periods 2016-2017, 2017-2018 and 2018-2019, signaling that the energy demand is adequately covered.

•In 2016, CREG declared through Resolution 115 that there was no need for a reliability charge auction to supply demand during 2019-2020. This situation negatively affects potential new generators since they will not receive income for the reliability charge concept.

•In 2017, CREG presented a document that analyzed an anonymous and standardized contracts market, in which standard contracts will be traded and the price resulting from these transactions can be included in the regulated tariff to final customers.

•In 2017, CREG modified the scarcity price, calculating it according to the real fuel costs of local thermal plants. This regulation mitigates the risk thermal plants faced during the El Niño events in 2015-2016, in which the scarcity price did not cover all their variable costs.

•In 2018, CREG issued Resolution 114, which set the principles and general conditions that must be met by the mechanisms for the commercialization of electricity so that their prices are recognized in the cost component of energy purchases to the regulated customers.

•In 2018, CREG issued Resolution 064 concerning the opportunity for carrying out an auction for the allocation of firm energy obligations for the period 2022-2023. It recommended the allocation of an OEF through a reliability charge auction for such period to the extent that a deficit was recorded to cover the demand, derived mainly from the uncertainty before the entrance of the Ituango project. Subsequently, a new resolution assigned an OEF for the period 2022-2023, with a target demand of 82.8 TWh/year. A deficit is expected to cover approximately 4 TWh/year. This auction will enable new projects and favor the use of new technologies.

•

In July 2019, CREG issued Resolution 060, which adjusts and “temporarily” adds some commercial aspects of the wholesale energy market and technical aspects of the network code in relation to the integration of photovoltaic wind and solar plants in the Colombian NIS and aspects related to run-of-the-river hydroelectric power plants.

Gas Market

Natural gas is important for the Colombian electricity sector as a key fuel for generation. The Colombian natural gas market operates under near monopolistic conditions and consists of a primary market, secondary market and short-term market. Supply contracts depend on a balance between supply and demand for the following five years, which is calculated by the regulatory authority every year. If demand exceeds supply, auctions take place; if the opposite happens, bilateral negotiations are carried out. Transportation contracts are traded under bilateral negotiation schemes or through auctions.

This regulatory framework is the result of a former proposal that sought to reform the wholesale market for natural gas and ensure that it operates under the principles of transparency and liquidity. This framework also outlines entities that are eligible to participate in each market, the types of permitted transactions, and the kind of contracts that may be entered into. It seeks to create standardized force majeure provisions for such contracts in order to clarify the responsibilities of the parties. In 2015, the gas market manager was chosen and started operations. Its main responsibilities are the validation and monitoring of participant registration, primary and secondary market supply, transport contract registration and the implementation of long- and short-term auctions.

During 2015, CREG presented the final scheme for supply contract indexation, which considers two methodologies: bilateral negotiation and regulated formula application. The price update of long-term natural gas contracts allows sector agents (i.e. sellers and buyers) to freely agree on the price update rule that has been in effect since December 2015. This rule should correspond to deterministic values for each of the remaining years of the term of the contract or depending on a public management index determined by an independent third party. Special provisions apply in the absence of an agreement among agents.

As a mechanism to supply thermal demand and improve the reliability of the national electricity supply, the first LNG plant located in the Caribbean started commercial operations in December 2016. The developments in the natural gas regulatory framework during 2017 include:

(i)	adjustments to the natural gas wholesale market, the creation of new types of contracts and the respective definition of terms and conditions;
(ii)

regulations associated with the development of natural gas transportation infrastructure and investor selection mechanisms such as calls and open season procedures to select the agents interested in participating in projects; and

(iii)

regulations associated with the reliability and supply of natural gas, specifically regarding the development of the Pacífico regasification plant and the Buenaventura - Yumbo transportation connection.

In 2018, CREG issued a resolution to modify the natural gas regulatory framework. This resolution considers the need to adjust the handling of information regarding the volume of surplus and missing quantities derived from the primary market.

In February 2019, CREG Resolution 021 modified Resolution 114 of 2017. Resolution 021 makes adjustments to the duration, start date, and end date of bilateral contracts in the secondary market, making them more flexible. The resolution also incorporates the following: (i) supply contracts subject to conditions; (ii) contracts with the option to purchase gas in the primary market; (iii) transport contracts subject to conditions in the secondary market; (iv) revocable contracts to negotiate bilaterally in the secondary market; and (v) makes the start date of long-term contracts negotiated bilaterally in the primary market more flexible.

In June 2019, CREG Resolution 055 establishes rules for the process to select the new natural gas market manager, as well as remuneration conditions and services to be provided in the context of natural gas operations. The selection process began in the second half of 2019 and was completed in the first quarter of 2020.

Regulation of Distribution Companies

Distributors (or network operators) are responsible for planning, investing, operating, and maintaining electricity networks of less than 220 kV. These include regional transmission systems and local distribution systems. Any customer may access the distribution network by paying a connection fee. Under this scheme, the distributor is responsible for operating the distribution network, including the transportation and control of energy losses.

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

The methodology for remunerating the distribution business segment was defined by CREG in 2008. The methodology is calculated by the Weighted Average Cost of Capital (WACC). In the case of National Transmission System, the methodology of the maximum income is applied at a rate equivalent to 13%. In the case of the Local Distribution System, the maximum price methodology is applied at the rate equivalent to 13.9%.

The variables that are taken into account to determine these rates are:

•risk of an industry in relation to the market where it is developed;

•inflation;

•cost of debt;

•cost of capital;

•rate of debt;

•rate associated with a risk-free asset;

•rate showing market performance;

•market risk premium; and

•income tax rate charged to agents.

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

Distribution charges are established for a five-year period and updated monthly according to the CPI, and defined for four different voltage levels, which are applied depending on the customer’s connection point as follows:

•level 1: less than 1 kV;

•level 2: at least 1 kV but less than 30 kV;

•level 3: at least 30 kV but less than 57.5 kV; and

•level 4: at least 57.5 kV but less than 220 kV.

In February 2018, CREG Resolution 015 established the final distribution remuneration methodology, providing current and future stability to Codensa’s revenues. It is a key piece of regulation given that it respects the remuneration of the existing asset base, recognizes future investments, sets the remuneration of operation and maintenance expenses and defines profitable paths of loss and quality of service.

Subsequently, CREG Resolutions 085 and 151 of 2018 and Resolution 036 of 2019 clarified and corrected some provisions, including the retroactive adjustment factor, the revision of the investment plan, and the application of the quality scheme. In December 2019, CREG issued Resolution 189 of 2019, approving the variables necessary to calculate the income and charges associated with the distribution of electricity. In January 2020, Codensa filed an appeal for reversal of CREG Resolution 189. In addition, CREG Resolution 015 of 2019 adjusted the rate of return due to the modification of the value of the income tax, establishing the rate of return of the distribution at 11.79% for 2019, 11.64% for 2020, 11.50% for 2021 and 11.36% for 2022 onwards.

Since 2011, CREG has defined a coverage mechanism requiring traders who are end customers to guarantee distributors the payment of regional transmission system and local distribution system tariffs. CREG established that these kinds of traders must use one of the following instruments in order to provide security of payment to distributors: bank guarantees, stand-by letters of credit (either domestic or international) and monthly prepayments.

At the same time, CREG defined new regulations related to non-technical losses. It defined that the companies that have higher losses than those approved in current regulations should design a plan to reduce them. CREG approved new criteria for losses that will be included in the tariff for companies that control losses at an efficient level and established that non-technical losses above the efficient level must be assumed by distributors.

The distribution business has tariff incentives contingent on the quality of service. Distributors also must make compensatory payments to customers when they cannot meet the established continuity criterion.

In 2012, CREG defined the power quality regulation. It established minimum quality standards and designed a mechanism in which customers can present their claims to distribution companies and receive compensation if standards are not met by the company. This mechanism introduces new measurement requirements.

In May 2019, the Colombian MME issued Resolution 40459 which defined the policy for the implementation of advanced metering infrastructure, with the goal of implementing it for 75% of consumers by 2030.

Sales by Distribution Companies to Regulated Customers

The regulated market is served by traders and distributors acting as traders who bill all service costs, according to prices regulated by CREG. The scheme allows distributors to pass on the average purchase price of all market transactions that affect the regulated market to the customers’ tariff, thereby mitigating spot price volatility and providing an efficiency signal to the market. Additionally, CREG established a formula for the total cost of service, which transfers transmission, distribution, marketing costs, and physical losses costs to the regulated market.

Regulation of Transmission Companies

Transmission companies that operate at least 220 kV grids constitute the National Transmission System (“NTS”). They are required to provide access to third parties on equal conditions and are authorized to collect a tariff for their services. The transmission tariff includes a connection charge that covers the cost of operating the facilities, and a usage charge, which applies only to traders.

CREG guarantees an annual fixed income to transmission companies. Income is determined by the new replacement value of the network and equipment and by the resulting value of bidding processes of awarding new projects for the expansion of the NTS. This value is allocated among the traders of the NTS in proportion to their energy demand.

In 2012, CREG established the new quality of service regulation for the NTS. It defined incentives to reduce the failure to provide energy and required companies to compensate customers by reducing their charges for service interruptions in the NTS.

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

Trading Regulation

The retail market is divided into regulated and unregulated customers. Customers in the unregulated market may enter freely and directly into electricity supply contracts with a generator or a distributor, acting as traders, or with a pure trader. The unregulated customer, which represented approximately 31% of the market in 2018, consists of customers with a peak demand in excess of 0.1 MW or a minimum monthly energy consumption of 55 MWh.

Trading involves reselling the electricity purchased in the wholesale market and may be conducted by generators, distributors or independent agents that comply with certain requirements. Parties freely agree upon trading prices for unregulated customers.

Trading on behalf of regulated customers is subject to the “regulated freedom regime,” under which tariffs are set by each trader using a combination of general cost formulas given by CREG and individual trading costs approved by CREG for each trader. Since CREG approves limits on costs, traders in the regulated market may set lower tariffs for economic reasons. Tariffs include, among other things, energy procurement costs, transmission charges, distribution charges and a trading margin.

Since 2015, the tariff formula has considered a fixed monthly charge covering operating cost plus a variable income for traders covering credit risk, working capital subsidies, and other selling costs.

Derivex was created in 2010 in order to incorporate an energy derivatives market. Its main purpose is to manage an operations trading system for certain derivative financial instruments. The underlying assets are electricity, fuel gas and any other energy commodity. Derivex records the operations on these instruments.

Tariffs to End Customers

The energy trader is responsible for charging electricity costs to end customers and for transferring their payments to the industry’s agents. The tariffs applied to regulated customers are calculated according to a formula established by CREG. This formula reflects the costs of the industry (generation, transmission, distribution), depending on the customer’s connection level, trading losses, constraints, administrative costs, and market operating costs. The pricing formula is currently under review and CREG Resolution 240B of 2015 establishes the basis of the studies to determine the unit cost formula of providing service to regulated customers. Different factors affect the final costs of the service. Subsidies and/or contributions are applied according to the socio-economic level of each customer, and when subsidies exceed contributions, the Colombian government compensates for the difference. Another factor that affects the final tariff is the distribution area, which establishes a single distribution tariff for the distribution companies in adjacent geographic zones.

In addition, to subsidize the value of electricity for the most financially vulnerable residential customers residing in the least developed rural areas, the Colombian MME established the Social Energy Fund (“FOES” in its Spanish acronym). FOES offsets 46 CP$/kWh of the price of electricity for the aforementioned customers.

Penalties

In the case of the transmission sector, CREG established new quality of service regulations for the regional transmission systems. Specifically, it defined compensations for energy that was not provided and service interruptions in the regional transmission systems.

Renewable Energy and Energy Efficiency

Renewable Energy

The development and regulation of a framework that encourages the incorporation of NCRE in the Colombian national energy grid started in 2014 with Law 1715 and its accompanying regulations, which included incentives pertaining to taxes and import tariffs for investors. Decree 2143 of 2015 detailed guidelines for implementing these incentives.

In 2018, Decree 570 established public policy guidelines for the long-term contracting of generation projects, with the main purpose of focusing on the following aspects:

•the need to supply domestic demand;

•the aim for efficient, safe and reliable operation in sector activities;

•the incorporation of advances in science and technology;

•the diversification of the Colombian electric power generation mix due to the high degree of concentration of hydroelectric generation;

•the support for the compliance with Colombia’s commitments regarding the reduction of greenhouse gas emissions by 20% with respect to the projected emissions for the year 2030 in the business as usual scenario; and

•the complementary relationship between NCRE resources and conventional hydroelectric resources, especially during seasonal periods of low hydrology.

In 2018, CREG Resolution 104 assigned an OEF for the period 2022-2023, with a target demand of 82.8 TWh/year. As a result of this firm energy auction, renewable projects were allocated with firm energy obligations: two solar projects, both owned by Enel Green Power: El Paso (70MW) and La Loma (150MW); and six wind projects, three of them owned by Enel Green Power: Windpeshi (200 MW), Chemesky (100 MW) and Tumawind (200 MW).

In 2018, the Colombian MME also issued Resolution 40791 to regulate long-term contracts (15 years) to ensure they comply with Decree 570 and Resolution 40795 to announce the first auction to be launched by UPME, and to detail the main conditions of the tender. This auction was held in February 2019 and was not successful because indicators of competitiveness (concentration and dominance) predicted by CREG were not met.

In 2019, the Colombian MME changed the allocation mechanism and announced a second auction regulated by Resolution 40,678. The resolution defined the auction under the following characteristics: voluntary participation, exclusive to new bilateral NCRE projects, closed envelope, a ceiling price on bids, and “take or pay” contracts for up to 15 years in CP$/kWh with a start date of January 1, 2022. The auction aimed to optimize the benefit to consumers by offering energy in three different time blocks:

Block 1 - 12:01 AM to 7 AM – 7 hours

Block 2 - 7:01 AM to 5 PM – 10 hours

Block 3 - 5:01 PM to 12 midnight – 7 hours.

Although participation in the auction was not mandatory, a complementary mechanism was included to ensure that the auction achieved its goal. After the auction, the allocation of the total target demand was evaluated. In the case of a surplus, the Colombian MME allocated the remaining energy among all commercial agents who attended the regulated auction. The auction was successfully held in October 2019 with the following results:

•	the Colombian MME determined a target demand of 12,050 MWh / day, equivalent to 4.39 TWh / year.

•	CREG set the individual maximum cap and the average maximum cap at 200 CP$/kWh and 160 CP$/kWh, respectively.

•	allocated energy totaled 10,186 MWh / day, equivalent to 3.71 TWh / year, and was divided as follows: Block 1 - 2,754 MWh / day; Block 2 - 6,906 MWh / day; and Block 3 - 525 MWh /day.

•	total allocated energy obtained a weighted average price of 95.65 CP$/kWh.

•

target demand was not met and 1,864 MWh / day, equivalent to 0.68 TWh / year, was allocated through the complementary mechanism. The average price of allocation through the complementary mechanism was 107 CP$/kWh. The auction awarded eight projects (five wind and three solar) with a total effective capacity of 1,298 MW.

•	Enel Green Power did not receive energy allocation for any of its projects.

Energy Efficiency

Since 2001, Law 697 has promoted energy efficiency in Colombia. The law has been the framework for efficiency programs, including the program for rational and efficient use of energy. In May 2014, Renewable Energy Law 1,715 established a general legal framework and created a fund intended to promote the development of NCRE, energy efficiency and programs designed to reduce electricity demand. One of its main objectives is the progressive replacement of diesel generation in non-interconnected and isolated areas in order to reduce energy costs and greenhouse gas emissions.

In 2016, MADS Resolution 1,283 established the procedures and requirements to obtain tax benefits from new investments in NCRE and energy efficiency plans. Similarly, MADS Resolution 1,312 adopted the terms of reference for the elaboration of Environmental Impact Assessments required to obtain the respective license for onshore wind projects.

During 2017, the Colombian MME issued Decree 1,543 to regulate NCRE and the Efficient Energy Management Fund (“FENOGE” in its Spanish acronym) to promote and create incentives for the development of projects in these areas to be managed by a fiduciary trust. A FENOGE operations manual was also issued through Colombian MME Resolution 41,407, which contains information regarding financial sources, allocation of resources, organizational structure and project selection and execution methodologies.

Environmental Regulation

Any entity planning to develop projects or activities related to generation, interconnection, transmission or distribution of electricity that may result in environmental deterioration must first obtain environmental permits (emissions, dumping, exploitation and collections, among others) and licenses, and establish environmental management plans, as established in Decree 1076 of 2015. Depending on the nature of the projects, licenses are conferred by the National Authority of Environmental Licenses, Regional Autonomous Corporations, municipalities, districts and metropolitan areas whose urban population is greater than one million inhabitants. For the licensing processes, environmental alternative diagnosis studies and environmental impact studies must be submitted to the relevant environmental authority according to terms of reference established by the authorities. These studies are subject to the issuance of technical concepts by the competent environmental authorities.

Additionally, any project that requires an environmental license and involves the use of water taken directly from natural sources for any activity must allocate not less than 1% of the total investment for the recovery, conservation, preservation and monitoring of the watershed that feeds the respective water source.

All hydroelectric generation plants with an installed capacity of more than 10 MW in its operation stage are required to contribute to the conservation of the environment. These resources are called “transfers” and consist of a payment from each plant for 6% of its annual production at a rate established by CREG. Half of each payment is allocated to the municipalities where the project is located and the other half to the Regional Autonomous Corporation to fund hydro basin recovery plans and páramo ecosystems from which water comes. In the case of thermal generation, “transfers” represent 4% of their annual production, of which 1.5% is allocated to municipalities where the project is located and 2.5% to the Regional Autonomous Corporation to protect the environment where the plant is located.

MADS continues to develop regulations to reduce the contamination and depletion of natural resources caused by contaminant discharges to natural environments. It has updated parameters and limits of specific maximum allowable discharges to surface water and public sewer systems. Since 2017, MADS has been developing a methodology to estimate the environmental flow in Colombian rivers. The methodology is designed to calculate the available water supply in basins that sustain aquatic ecosystems as well as considering the well-being of the people who depend on such ecosystems for subsistence.

MADS is also concerned with climate change issues. In 2015, it committed to reducing greenhouse gas emissions in Colombia by 20% by 2030 (compared to the 2010 baseline), and subject to the provision of international support, Colombia could increase that goal from 20% to 30% by 2030. In 2018, the National Law of Climate Change (Law 1931) established guidelines for the decisions of public, private and territorial entities and environmental authorities of the country for climate change management.

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

The following chart shows the relationships among the various participants in SEIN.

i)Generators:

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

The quantity of electricity a generator sells to customers does not necessarily equal the quantity of electricity that a generator produces because power plant production is allocated by COES, the Peruvian entity in charge of coordinating the efficient operation and centralized dispatch of generation units to satisfy demand. The variable production costs of each power plant are considered for the spot price calculation, regardless of their contractual commitments. The only exception to this rule applies to natural gas power plants. For dispatch purposes, natural gas prices are established every June and apply from July through June of the following year. In 2017, the mechanism was modified to include a minimum natural gas price according to natural gas contracts and plant parameters, such as fuel consumption and effective power capacity. The spot market is managed by COES, where an economic balance is reached between the electricity produced by a generator and the demand from the generators’ customers. There are three types of participants authorized to trade in the spot market: 1) generators meeting their supply contracts; 2) distributors serving their unregulated clients for up to 10% of the maximum demand; 3) large clients purchasing up to 10% of their maximum demand.

Electricity production and consumption are valued at marginal cost, which is calculated every half hour. Generators that have deficits buy energy from the generators that have surpluses. This principle regarding energy sales balances also applies to capacity charges. Osinergmin, the Peruvian regulatory electricity authority, regulates the capacity price.

Since October 2017, the spot price has been obtained from the real dispatch model. The settlements made by COES also include payments and/or collections for ancillary services such as frequency and voltage regulation. They also consider compensation for operating cost overruns, such as operation at minimum load and random operational tests, among others.

ii)Transmitters:

The transmission system is made up of transmission lines, substations and equipment for the transmission of electricity from power plants to consumption centers or distribution points.  Transmission in Peru is defined as all lines or substations with a voltage higher than 60 kV.  Some generation and distribution companies also operate sub-transmission systems at the transmission level.

iii)Distributors:

Electricity distribution is carried out in concession areas granted to different distribution companies. Distributors buy energy through tender processes or directly from generators under freely negotiated terms (capacity and energy) and sell it mainly to residential and large customers.

iv)Large Customers:

Customers with a capacity demand of less than 200 kW are considered regulated customers, and their energy supply is considered a public service. Customers with a capacity demand between 200 - 2,500 kW are free to choose to be regulated or unregulated customers. Once this type of customer chooses an option, the customer must remain in that category for at least three years. If customers want to change their category from regulated to unregulated, or vice versa, they must give advance notice of at least one year. Customers with a capacity demand over 2,500 kW are mandatory unregulated customers.

Principal Regulatory Authorities

The Peruvian Ministry of Energy and Mines (“MINEM” in its Spanish acronym) defines national energy policies, regulates environmental matters applicable to the energy sector and oversees the granting, supervision, maturity and termination of licenses, authorizations, and concessions for generation, transmission, and distribution activities.

The General Electricity Authority of MINEM is the technical regulatory entity responsible for evaluating the electricity sector and proposes necessary regulations for the development of electricity generation, transmission, and distribution activities.

The Peruvian Investment Promotion Agency (ProInversion) is a public entity responsible for attracting private investment in public utility and infrastructure works. It also advises investors on their investment decisions.

Osinergmin is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical, hydrocarbon, and mining activities. It also controls and enforces compliance with the obligations stated in the concession contracts. Osinergmin’s Tariff Regulatory Bureau has the authority to publish regulated tariffs. It also controls and supervises the bidding processes required by distribution companies to purchase energy from generators.

COES coordinates SEIN’s short-, medium- and long-term operations at minimum cost to maintain the security of the system and optimize energy resources. It also plans SEIN’s transmission development and manages the spot market.

The Peruvian Electricity Law

General

The general legal framework applicable to the Peruvian electricity industry includes:

•	the Electricity Concessions Law (Decree Law 25,844/1992) and its ancillary regulations;
•	the Law to Secure the Efficient Development of Electricity Generation (Law 28,832) and its ancillary regulations;
•	the Technical Regulation on Electricity Supply Quality (Supreme Decree 020);
•	the Electricity Import and Export Regulation (Supreme Decree 049);

•	the Antitrust Law for the Electricity Sector (Law 26,876);
•	the Antitrust Law for Concentration of Operations (Urgent Decree 013-2019);
•	the law that regulates the activity of Osinergmin (Law 26,734, together with Law 27,699);
•	the Decree Law 1,002 that promotes NCRE investments; and
•	Decree Law 1,221 that improves electricity distribution regulation to promote electricity access in Peru.

The regulatory framework includes:

•the separation of the three main activities: generation, transmission and distribution;

•freely determined prices for the supply of energy in competitive market conditions;

•a system of regulated prices based on the principle of efficiency together with a bidding regime for sales from generators to distributors; and

•private operation of the interconnected electricity systems based on principles of efficiency and quality of service.

Law 29,852 and Regulation 021-2012-EM created the Hydrocarbons Energy Security System and the Social Energy Inclusion Fund. These laws also created a social compensation system and universal service for the most economically vulnerable sectors of the population. These customers are subsidized by surcharges on the electricity bills of unregulated customers (equivalent to the surcharge that currently exists for regulated customers on the Electrical Social Compensation Fund), transportation surcharges for hydrocarbon-derivative liquids and natural gas multi-pipelines and surcharges on the use of the natural gas pipeline.

Urgent Decree No. 035-2019 declares that as of February 1, 2020, MINEM and distribution companies are responsible for managing the Social Energy Inclusion Fund, which directs funds to the widespread use of natural gas by vulnerable sectors, develops new energy sources like photovoltaic cells, solar panels, etc., and supplies liquefied petroleum gas to economically vulnerable sectors.

Law 29,969 provides guidelines for the universal use of natural gas. State electricity distributors are authorized to carry out natural gas programs, including the distribution of natural gas in their concession area. They are also able to associate with companies specializing in the development of gas distribution projects.  MINEM promotes private investment by granting gas distribution concessions through the pipeline network.

Law 29,970 guarantees energy security and promotes the development of the petro chemical complex in the southern region of the country and the participation of state-owned companies in those projects. Within the framework of this law, the following have been declared matters of national interest: (i) the guarantee of energy security; (ii) the transportation of ethane to southern Peru; and (iii) the construction of regional pipelines in Huancavelica, Junín and Ayacucho and their connection to existing gas pipelines.

Decree Law 1,221, in force since 2016, establishes the following main modifications:

•In the distribution tariffs, the VAD and the internal rate of return (IRR) calculations are defined for each distribution company with over 50,000 customers.

•MINEM defines a technical responsibility area (“known ZRT” in its Spanish acronym) for each distributor, given its operational areas, with the possibility to extend its concession areas to nearby rural areas. The investments in these areas can be carried out by either a distributor or a third party and must be approved by the distributor. Investment and audited costs (with a cap) are recognized through the VAD.

•The VAD includes a technology innovation charge (for innovation or energy efficiency projects) equivalent to a maximum percentage of a distributor’s annual revenue. The VAD is adjusted to encourage service quality improvements.

•Distributors are obligated to guarantee their regulated demand for 24 months.

•Distributors are required to execute urban electrification investments or repay the contribution, if the investment is carried out by a third party, when the rate of occupancy is more than 40%.

•Generation and transmission concessions originating in bidding processes are restricted to a 30-year term. In the case of hydroelectric generation concessions, a favorable report for the watershed, as issued by MINEM, is required.

•Set conditions on NCRE sources and co-generation that enable them to inject surplus energy into the distribution system without affecting operational security.

The government has created the multisectoral commission for the reform of the Electricity Subsector. The aim is to analyze the electricity market and the regulatory framework of the electricity subsector (and hydrocarbons related to electricity) in order to propose measures that guarantee its sustainability and development. The commission has two years to submit their proposals to MINEM. The commission has defined as short-term issues the revision of rules of generation dispatch and the discussion of an eventual revision of the regulatory rate.

Limits and Restrictions

Since the enactment of the Electricity Concessions Law, vertical integration is restricted, and activities in generation, transmission, and distribution segments must be developed by different companies.

The Antitrust Law for the Electricity Sector regulates cases in which vertical and horizontal integration is admissible.  An antitrust authorization is compulsory for those electricity companies that hold more than a 5% interest in another business segment, either before or because of a merger or integration. An authorization is also required for the horizontal integration of generation, transmission and distribution activities that result in a market share of 15% or higher of any business segment, either before or because of any operation. Such authorizations are granted by the Institute for Defense of the Consumer and Intellectual Property based on the market share information provided by Osinergmin.

The Antitrust Law for Concentration of Operations will take effect in August 2020. This law will apply to all sectors and will supersede the Antitrust Law for the Electricity Sector.

Regulatory Charges

In addition to taxes applicable to all industries (mainly an income tax and a value added tax), electricity industry operators are subject to a special regulated contribution that finances costs incurred by the regulator related to the regulation, supervision and monitoring of the electricity industry. The applicable rate is up to 1% of the annual billing of each company and the collected funds are distributed between MINEM, Osinergmin, and the Environmental Assessment and Inspection Agency.

Regulation of Generation Companies

Concessions

Generation companies that own or operate a power plant with an installed capacity of more than 500 kW require a concession granted by MINEM. A concession for electricity generation activity is a unilateral permit granted to the generator for an unlimited period and is subject to termination under the procedures set forth in the Electricity Concessions Law and its related regulations.

Applicants must first request a temporary two-year concession and subsequently apply for a long-term concession. To receive an authorization, the applicant must file a petition before MINEM. If the petition is admitted and no opposition is presented, MINEM grants the authorization to develop generation activities for an unlimited time, subject to compliance with applicable regulations.

Dispatch and Pricing

The coordination of electricity dispatch operations, the setting of spot prices and the control and management of economic transactions that take place in SEIN are controlled by COES. Generators can sell energy to large customers and buy deficits or transfer surpluses between contracted energy and actual production in the pool market at the spot price.

Sales by Generation Companies to Unregulated Customers

Sales to unregulated customers are carried out at mutually agreed prices and conditions that include tolls and compensation to transmission companies for the use of their transmission systems and, if necessary, to distribution companies for the use of their network.

Sales by Generation Companies to Distribution Companies and Certain Regulated Customers

Sales to distributors can be governed by:

•bilateral contracts at a price no greater than the regulated price in the case of regulated customers (calculated by Osinergmin, cannot differ by more than 10% from prices obtained through tender processes) or at an agreed price in the case of unregulated customers.

•a tender process allowed under Law 28,832. The purpose of this provision is to establish a mechanism that promotes investments in new generation capacity through long-term electricity supply contracts and firm prices with distribution companies.

Sales of Capacity by Generation Companies to Other Generation Companies

COES determines a firm capacity for each power plant on an annual basis. Firm capacity is the highest capacity that a generator may supply to the system at certain peak hours, taking into consideration statistical information and accounting for time out of service for maintenance purposes and for extremely dry conditions in the case of hydroelectric plants. This parameter defines the limit for signing contracts for generators (in capacity) and is used to calculate the capacity income in the spot market. The procedure to calculate the firm capacity for wind and photovoltaic solar generation plants was modified in 2019 (previously, it was zero), and will be calculated based on the energy production during peak hours.

Depending on the relationship between firm capacity and the contractual requirements of a generation company, the generation company may be required to purchase or sell capacity in the spot market.

Regulatory Charges

Generators that own hydroelectric plants pay a water royalty based on energy produced and the regulated energy tariff at peak hours.

Tenders Promoted by the State

Since 2009, MINEM has recommended the construction of new electricity plants that would serve as backup to guarantee the flow of electricity to the system to avoid blackouts. As a result, ProInversion carried out a public bid in August 2010, seeking to secure investments for three projects located in Talara, Trujillo, and Ilo that would add another 800 MW to SEIN. The bid resulted in two of the projects being awarded, Reserva Fría de Talara (200 MW, for Enel Generation Piura, our subsidiary) and Ilo (400 MW, for Enersur, an unrelated company). These plants receive regular payments for being permanently available to operate and providing energy to SEIN whenever COES calls on them. They are also reimbursed for fuel costs incurred for generating electricity. The Trujillo generation facility was later replaced by the Eten generation facility and awarded to Planta de Reserva Fría de Generación de Eten S.A. (200 MW).

Electricity Exports and Imports

A 220kV transmission line has been implemented for the interconnection with Ecuador. However, the line has not operated continuously due to regulatory issues. In 2018, net electricity exports to Ecuador totaled 21.2 GWh. Internal regulations were also approved for the application of CAN Decision 757, which establishes that when bilateral electricity transactions are carried out with other Andean Nation Community countries, the Economic Operation Committee of

SEIN must send weekly reports to MINEM and Osinergmin, demonstrating that priority has been given to supplying the domestic market (Supreme Decree 011-2012-EM).

The governments of Peru and Chile have established a bilateral working group to discuss energy matters.  The purpose of the working group is to identify and take advantage of potential synergies between the two countries. At the request of the presidents of both nations, the working group is expected to propose a framework for an agreement related to the electricity integration of both countries and to establish the general rules for electricity exchanges among them. As of the date of this Report, both countries have conducted negotiations, but a final agreement is still pending.

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

Distribution Tariffs to End Customers

The tariff applicable to regulated customers includes charges for capacity and electricity for generation, a toll for transmission, and the VAD for distribution, which considers a regulated return on investments, operating and maintenance charges, and a standard percent for energy distribution losses.

Distribution Tariff-Setting Process

The VAD is set every four years for every distribution company with 50,000 or more customers. The latest tariff review for private distribution companies was carried out in November 2018.

Actual return on investment for a distribution company depends on its performance relative to the standards chosen by the Osinergmin for a theoretical model company. The tariff system allows for a greater return for distribution companies that are more efficient than the model company. Distribution companies perform tariff studies and preliminary tariffs are tested by Osinergmin to ensure that they provide an average annual IRR between 8%-16% on the replacement cost of electricity-related distribution assets.

Incentives and Penalties

Law 28,832 and Supreme Decree 052-2007-EM (“General Regulations of the Supply Auctions”) state that if auctions are called for more than three years in advance, distributors will receive incentive payments that will be added to the generator’s auction price, and then passed on to customers.  These payments cannot be more than 3% of the energy price obtained during the tender process.

The distribution concessionaire may lose its concession if it does not provide evidence of a guaranteed supply for at least the following 24 months, unless it has called for public auctions according to the current norm and has not received offers sufficient to comply with its total requirements for the established period.

Supreme Decree No. 018-2016-EM amends the Regulations of the Electricity Concessions Law to include the use of company-owned intelligent meters and recognition of investment and O&M expenses associated with these meters in the VAD. The decree also allows distribution companies to present technological innovation projects that can be recognized in the VAD through a capacity charge and establishes that the state must define technical responsibility areas (later defined by R.M. No. 511-2017-MEM/DM).

Regulation in Transmission

Transmission activities are divided into two categories; “principal,” which are for common use and allow the flow of electricity through the national grid, and “secondary,” which connect a power plant to the national grid or directly to certain end customers. Law 28,832 also defined “guaranteed transmission systems” and “supplementary transmission systems,” as applicable to projects commissioned after the enactment of the law. Guaranteed system lines are the result of a public bid. Supplementary system lines are freely constructed and exploited as private projects and must be presented to and approved by Osinergmin. Principal and guaranteed system lines are open to all generators and allow electricity to be delivered to all customers. Transmission concessionaires receive an annual fixed income, payable through a variable tariff revenue and connection tolls per kW. The secondary and supplementary system lines are open to all generators but are used to serve only certain customers who must pay for using the system.

Environmental Regulation

The environmental legal framework applicable to energy-related activities in Peru is established in the Environmental Law 28,611, and in the Regulation for Environmental Protection regarding Electricity Activities, Supreme Decree 014-2019-EM.

MINEM dictates specific environmental legal dispositions applicable to electricity activities. According to the Environmental Law, the Peruvian Ministry of Environment has the principal duties of: (i) designing the general environmental policies applicable to every productive activity; and (ii) establishing the main guidelines of the different government authorities for their specific environmental sector regulations.  Currently, the Environmental Assessment and Inspection Agency is responsible for the supervisory functions regarding the application and implementation of the Environmental Law’s dispositions.

NCRE sources, referred to in Peruvian regulations as Renewable Energy Resources, for electricity generation are considered to originate from the following power sources: biomass, wind, solar, geothermal, tidal and hydroelectric power plants with an installed capacity less than 20 MW.

In 2008, Decree Law 1,002 was issued to promote the use of NCRE. The principal investment incentives established by these regulations include:

(i)

an objective percentage of national electricity consumption, set every five years, to be covered by NCRE generation, excluding hydroelectric power plants (the percentage was 5% for the first and second five-year periods and remains unchanged);

(ii)

tenders of energy to be covered by NCRE in which the investor awarded the tender is guaranteed a firm price for the energy injected into the system during the supply contract period of up to 20 years. These tenders have established quotas by type of technology and limited prices; and

(iii)	priority in the dispatch of load and access to transmission and distribution networks.

In addition, other regulations established tax incentives, including accelerated asset depreciation for income tax purposes, and the advanced recovery of sales tax. In 2011, the permanent congressional commission approved Law 29,764, extending these tax benefits through 2020.

Law 29,968 created the National Environmental Certification Service for Sustainable Investments (“SENACE” in its Spanish acronym), a specialized public organization with technical autonomy and incorporated as a separate legal entity that reports to the Peruvian Ministry of the Environment. This organization is responsible for reviewing and approving detailed environmental impact studies of public, private or mixed capital investment projects, whether national or multi-regional. These projects involve activities such as construction and other commercial and service activities whose characteristics, importance and/or location can result in significant environmental impacts, except for those expressly excluded by a Supreme Decree with the consenting vote of the Council of Ministers.

SENACE seeks to implement a single system of environmental administrative procedures to guarantee sustainable investments through the implementation of a sole process for environmental certification.

C.   Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by Enel, an Italian company and our ultimate controlling shareholder, which beneficially owned 57.3% of our shares as of December 31, 2019, and 61.5% as of the date of this Report. Enel is an energy company with multinational operations in the power and gas markets, focusing primarily on Europe and Latin America. Enel operates in 32 countries across five continents, produces energy through a managed installed capacity of more than 88 GW, which includes 46 GW of renewable sources, and distributes electricity and gas through a network covering 2.2 million kilometers. With almost 70 million users worldwide, Enel has the most extensive customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity. Enel shares trade on the Milan Stock Exchange.

Enel Américas Simplified’ Organizational Structure (1)

As of the date of this Report

1)

Only principal operating subsidiaries are presented here. The percentage listed in the box for each of Enel Américas’ consolidated subsidiaries represents our economic interest in such subsidiary. Please refer to “Presentation of Information” for an explanation of the calculation of economic interest.

2)

As of December 31, 2019, Enel S.p.A. owned 57.3% of Enel Américas, and as of the date of this Report, Enel S.p.A. owns 61.5% of Enel Américas. Upon the termination and settlement of two swap transactions entered into with respect to our ADSs, which are expected to occur on May 11 and May 27, 2020, Enel’s beneficial ownership interest in us is expected to increase to 62.3%. Enel may continue to acquire additional shares under the swap transactions during 2020 to increase its ownership interest in us up to 65% by the end of 2020.

The companies listed in the following tables were consolidated by us as of December 31, 2019. In the case of subsidiaries, our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Subsidiaries and Country of Operations	% Economic Ownership of Enel Américas	Consolidated Assets of Each Main Subsidiary	Revenues and Other Operating Income of Each Main Subsidiary
	(in %)	(in billions of US$)
Electricity Generation and Transmission
Electricity Generation
Dock Sud (Argentina) (1)	40.2	363	147
Enel Generation El Chocón (Argentina)	65.7	417	72
Costanera (Argentina)	75.6	384	214
Fortaleza (Brazil)	100.0	313	310
Cachoeira Dourada (Brazil)	99.8	311	494
EGP Volta Grande (Brazil)	100.0	388	107
Emgesa (Colombia)	48.5	2,782	1,247
Enel Generation Peru (Peru) (2)	83.6	1,440	519
Enel Generation Piura (Peru)	96.5	255	82
Electricity Transmission
Cien (Brazil)	100.0	266	70
Electricity Distribution
Edesur (Argentina)	72.1	1,741	1,347
Enel Distribution Rio (Brazil)	99.7	2,685	1,515
Enel Distribution Ceara (Brazil)	74.1	2,254	1,373
Enel Distribution Goias (Brazil)	99.9	3,020	1,545
Enel Distribution Sao Paulo (Brazil)	100.0	7,764	3,721
Codensa (Colombia)	48.3	2,207	1,665
Enel Distribution Peru (Peru)	83.2	1,459	950

(1)	We own 57.1% of Inversora Dock Sud S.A., an investment vehicle through which we hold Dock Sud.
(2)	The Consolidated Assets and the Revenues and Other Operating Income of Enel Generation Peru include Chinango.

Generation and Transmission Segment

The following companies include generation and transmission companies consolidated by us as of December 31, 2019.

Costanera (Argentina)

Costanera is a publicly-held Argentine electricity generation company, with 2,210 MW of net installed capacity in Buenos Aires. Costanera consists of six steam turbines with an aggregate capacity of 1,062 MW, which burn oil and gas, and two natural gas combined-cycle facilities with a total capacity of 1,148 MW. Costanera was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. in 1992. We own a 75.6% economic interest in Costanera.

Dock Sud (Argentina)

Dock Sud owns and operates an 847-MW generation facility consisting of two plants. Dock Sud’s power station has three natural gas combined-cycle turbines and two gas turbines. We own 57.1% of Inversora Dock Sud S.A., an investment vehicle through which we hold Dock Sud. Our economic interest in Dock Sud is 40.2%.

Enel Generation El Chocón (Argentina)

Enel Generation El Chocón is an Argentine electricity generation company. It has nine hydroelectric power stations with an aggregate installed capacity of 1,328 MW located between Neuquén and Río Negro provinces, in the Comahue Basin in southern Argentina. A 30-year concession, which expires in 2023, was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.0% of Enel Generation El Chocón’s shares in July 1993 during the privatization process. Enel Generation El Chocón also has four diesel engines with a total installed capacity of 34 MW, which began operating in 2016. These engines are located in and operated by our Costanera thermal plant (due to an agreement between both companies). We acquired the company in 1993 and currently own a 65.7% economic interest in Enel Generation El Chocón.

Cachoeira Dourada (Brazil)

Cachoeira Dourada owns and operates a run-of-river hydroelectric plant using the flows from the Paranaiba River, located in the state of Goias, consisting of three generating units totaling 655 MW of installed capacity. Cachoeira Dourada began its operations in 1997 and has a concession that expires in 2027. We have a 99.8% economic interest in Cachoeira Dourada.

Cien (Brazil)

Cien is a Brazilian transmission and trading company wholly owned by Enel Brasil. It transmits electricity through two owned transmission lines that connect Argentina and Brazil, covering a distance of 743 kilometers, with a total interconnection capacity of 2,200 MW. Cien-Line 1 has a concession that expires in 2020, and Cien-Line 2 has a concession that expires in 2022. Cien consolidates CTM and TESA, which operate the Argentine side of the interconnection line with Brazil. We wholly own Cien.

EGP Volta Grande (Brazil)

EGP Volta Grande is a generation company that owns the concession to operate the 380-MW Volta Grande hydroelectric power plant located between the states of Minas Gerais and Sao Paulo. We wholly own EGP Volta Grande through Enel Brasil.

Enel Brasil (Brazil)

In 2005, Enel Brasil was formed to manage all Brazilian generation, transmission, and distribution assets that Enel owned jointly with us. Enel Brasil consolidates operations of three generation companies, Cachoeira Dourada, Fortaleza and EGP Volta Grande, and a transmission company, Cien, as well as four distribution companies, Enel Distribution Sao Paulo, Enel Distribution Rio, Enel Distribution Ceara, and Enel Distribution Goias.

Fortaleza (Brazil)

Fortaleza owns and operates a natural gas combined-cycle power plant, with a net installed capacity of 319 MW. The power plant’s installed capacity is enough to generate one third of the electricity requirements of the state of Ceará, which has a population of almost 9 million people. Fortaleza has a concession that expires in 2031. Enel Brasil wholly owns Fortaleza, and we hold a 100% economic interest in Enel Brasil.

Emgesa (Colombia)

Emgesa has an installed capacity of 3,506 MW, of which 88% is from hydroelectric power plants, and 12% is from thermoelectric power plants. Grupo Energía Bogotá S.A. directly holds a 51.5% equity interest in Emgesa. We own 48.5% of Emgesa’s shares, which represents 56.4% of the voting rights in Emgesa. As a result of our ownership in Emgesa and pursuant to a shareholders’ agreement, we appoint the majority of the Board members and, therefore, control Emgesa. For more information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

Enel Generation Peru (Peru)

Enel Generation Peru (formerly known as Edegel), an electricity generation company, owns and operates eight hydroelectric plants, two of which are owned and operated by Chinango, Enel Generation Peru’s subsidiary, and two thermal plants, with a consolidated installed capacity of 1,652 MW. We hold an 83.6% economic interest in Enel Generation Peru.

Enel Generation Piura (Peru)

Enel Generation Piura has 336 MW of generation capacity, consisting of three thermal plants, Malacas, Malacas II, Malacas III, which are located in the province of Talara-Piura and operate using locally produced natural gas and diesel. We beneficially own 96.5% of Enel Generation Piura.

Distribution Segment

The following companies include distribution companies consolidated by us as of December 31, 2019.

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

Enel Distribution Goias (Brazil)

Enel Distribution Goias distributes electricity in the state of Goias, located in the center-west of Brazil, and serves three million customers within a concession area of 377 thousand square kilometers. The company was acquired from the Brazilian government as part of its privatization program. Enel Distribución Goias was founded in 1956 and has a concession that expires in 2045. We have a 99.9% economic interest in Enel Distribution Goias.

Enel Distribution Rio (Brazil)

Enel Distribution Rio  (formerly known as Ampla) is the second largest electricity distribution company in the state of Rio de Janeiro, Brazil, in terms of the number of customers and annual energy sales.  Enel Distribution Rio is mainly engaged in the distribution of electricity to 66 municipalities located in the state of Rio de Janeiro and serves over three million customers in a concession area of 32,615 square kilometers. Enel Distribution Rio has a concession that expires in 2026. We have a 99.7% economic interest in Enel Distribution Rio.

Enel Distribution Sao Paulo (Brazil)

Enel Distribution Sao Paulo (formerly known as Eletropaulo) is a distribution company located in the state of Saỡ Paulo, with a concession area of 4,526 square kilometers centered around the state capital. It covers the largest metropolitan area of the most developed and industrialized state in Brazil, including 24 municipalities, 7.2 million clients, and 43 TWh of energy distributed. Enel Brasil wholly owns Enel Distribution Sao Paulo and we hold a 100% economic interest in Enel Brasil. We acquired control of Enel Distribution Sao Paulo in June 2018.

Codensa (Colombia)

Codensa is a Colombian electricity distribution company that serves a concession area of 26,093 square kilometers in Bogotá, Cundinamarca, and 13 other municipalities in the departments of Meta, Tolima, Caldas and Boyacá, serving approximately 3.4 million customers. Our economic interest in Codensa is 48.3%, which represents 56.7% of the voting rights in Codensa, and as a result of our ownership in Codensa and pursuant to a shareholders’ agreement, we appoint the majority of Codensa’s Board members, and therefore, have control over Codensa. For more information regarding the control and consolidation of Codensa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

Enel Distribution Peru (Peru)

Enel Distribution Peru, a Peruvian electricity distribution company, operates in a concession area of 1,550 square kilometers. It has an exclusive concession to distribute electricity in the northern Lima metropolitan area, as well as some provinces in the Lima region, including Huaral, Huaura, Barranca, and Oyón, and the adjacent province of Callao. Enel Distribution Peru distributed electricity to approximately 1.4 million customers. We hold an 83.2% economic interest in Enel Distribution Peru.

D.Property, Plant and Equipment.

Our property, plant and equipment is concentrated primarily in electricity generation, distribution, and transmission assets in the four countries in which we operate.

Property, Plant and Equipment of Generating Companies

Property, plant and equipment comprises the electricity generation power plants owned by our generation subsidiaries Costanera, El Chocón, and Dock Sud in Argentina, Cachoeira Dourada, EGP Volta Grande, and Fortaleza in Brazil, Emgesa in Colombia, and Enel Generation Piura, Enel Generation Peru, and its subsidiary, Chinango, in Peru. As of December 2019, through these subsidiaries, we own 32 power plants in South America, including four mini hydro plants in Colombia (totaling 112 MW), reaching a total of 11,267 MW of installed capacity.

The following table identifies the power plants that we own, at the end of each year, organized by country and underlying technology:

			Installed Capacity (1) As of December 31,
Country/Company	Power Plant Name	Power Plant Type (2)	2019	2018	2017
			(in MW)
Argentina
Costanera
	Costanera Steam Turbine	Steam Turbine/Natural Gas+Fuel Oil	1,062	1,062	1,062
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	851	851	851
	Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	297	297	297
	Total		2,210	2,210	2,210
El Chocón
	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Run-of-the-river	128	128	128
	Costanera DE	Diesel Engines (Diesel Oil + Fuel Oil)	34	34	34
	Total		1,362	1,362	1,362
Dock Sud
	Dock Sud CC	Combined Cycle/Natural Gas+Diesel Oil	775	775	775
	Dock Sud TG	Gas Turbine/Natural Gas+Diesel Oil	72	72	72
	Total		847	847	847
Total capacity in Argentina			4,419	4,419	4,419

Brazil
Cachoeira Dourada	Cachoeira Dourada	Run-of-the-river	655	655	655
Fortaleza	Fortaleza	Combined Cycle/Gas	319	319	319
EGP Volta Grande	Volta Grande (3)	Run-of-the-river	380	380	380
Total capacity in Brazil			1,354	1,354	1,354

			Installed Capacity (1) As of December 31,
Country/Company	Power Plant Name	Power Plant Type (2)	2019	2018	2017
			(in MW)
Colombia
Emgesa
	Guavio	Reservoir	1,260	1,260	1,260
	Menor Guavio	Reservoir
	Paraíso	Reservoir	276	276	276
	La Guaca	Run-of-the-river	324	324	324
	Termozipa	Steam Turbine/Coal	225	224	224
	Cartagena	Steam Turbine/ Natural Gas	184	184	187
	Minor plants (4)	Run-of-the-river	112	110	75
	Betania	Reservoir	540	540	540
	Dario Valencia	Run-of-the-river	150	150	150
	Salto II	Run-of-the-river	35	35	35
	Quimbo	Reservoir	400	396	396
Total capacity in Colombia			3,506	3,499	3,467

Peru
Enel Generation Peru
	Huinco	Reservoir	276	276	266
	Matucana (5)	Run-of-the-river	133	133	133
	Callahuanca (5) (6)	Run-of-the-river	83	83	83
	Moyopampa	Run-of-the-river	69	69	69
	Huampani	Run-of-the-river	31	31	31
	Santa Rosa (5)	Gas Turbine/Diesel Oil	400	389	400
	Ventanilla (5)	Combined Cycle/Natural Gas	460	467	467
	Her1	Run-of-the-river	1	1	—
	Total		1,453	1,449	1,449
Chinango
	Yanango	Run-of-the-river	42	42	42
	Chimay	Reservoir	157	157	154
	Total		199	199	196
Enel Generation Piura	Malacas (5) (7)	Gas Turbine/Natural Gas+Diesel Oil	336	337	333
	Total		336	337	333
Total capacity in Peru			1,987	1,985	1,979
Consolidated capacity			11,267	11,257	11,219

(1)	The installed capacity corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its operation.
(2)

“Reservoir” and “run-of—the-river” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines that generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel, or fuel oil to produce steam that moves the turbines. “Gas Turbine” (“GT”) or “Open Cycle” refer to thermal power plants that use either diesel or natural gas to produce gas that turns the turbines. “Combined Cycle” refers to a thermal power plant fueled with natural gas, diesel oil, or fuel oil to generate gas that first turns a turbine and then recovers the gas from that process to generate steam to turn a second turbine.

(3)	The 380 MW Volta Grande hydroelectric power plant was purchased on November 30, 2017.
(4)

The small plants have an aggregate capacity of 110 MW. As of December 31, 2019, Emgesa owns and operates four small plants: Charquito (19.4 MW), El Limonar (18 MW), Laguneta (18 MW), and Tequendama (56.8 MW). Laguneta was previously reported as a separate power plant.

(5)	The variation in the installed capacity of this power plant in 2017 was the result of tests performed by COES.
(6)

On June 14, 2017, with the approval of the regulatory entity (COES), the Callahuanca hydroelectric power plant was removed from commercial operation due to the catastrophic event (flooding of the facilities) that occurred on March 16, 2017. The Callahuanca hydroelectric power plant resumed full commercial operations in March 2019.

(7)	Malacas includes the installed capacity (189 MW) of the Reserva Fría de Talara power plant. On February 25, 2017, unit TG6 of the Malacas thermal plant started commercial operations with 51 MW.

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

Property, Plant and Equipment of Transmission and Distribution Companies

We conduct our distribution business through Edesur in Argentina, Enel Distribution Rio, Enel Distribution Ceara, Enel Distribution Goias, and Enel Distribution Sao Paulo in Brazil, Codensa in Colombia and Enel Distribution Peru in Peru. We conduct our transmission business through Cien in Brazil.

We have significant property, plant and equipment assets in electricity distribution.  The following tables describe the main property, plant and equipment of our distribution businesses, such as transmission lines, substations, and transformers, and distribution networks.

TABLE OF DISTRIBUTION FACILITIES

Distribution Network - Transmission Lines (1)

			Transmission Lines (2)
	Location	Concession Area	2019	2018	2017
		(in km2)	(in kilometers)
Edesur	Argentina	3,304	1,039	1,039	1,123
Enel Distribution Rio	Brazil	32,615	3,429	3,429	3,444
Enel Distribution Ceara	Brazil	148,895	5,293	5,259	5,144
Enel Distribution Goias (3)	Brazil	337,002	6,004	6,038	5,849
Enel Distribution Sao Paulo (4)	Brazil	4,526	1,830	1,824	—
Codensa	Colombia	26,093	1,319	1,319	1,316
Enel Distribution Peru (5)	Peru	1,550	716	697	660
Total		553,985	19,630	19,606	17,537

(1)	The transmission lines consist of the 34.5-500 kV range. Reported data corresponds to high voltage lines that may contain one or more circuits.
(2)	Reported figures correspond to kilometers at the line circuit-level instead of at the line track-level. Prior period figures have been restated to reflect this new methodology.
(3)	We acquired Enel Distribution Goias in February 2017.
(4)	We acquired Enel Distribution Sao Paulo in June 2018.
(5)	The concession area decreased by 1,160 km compared to 2017 figures since it was recalculated.

Power and Interconnection Substations and Transformers (1)

	Year ended December 31,
	2019			2018			2017
	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)
Edesur (2)	68	182	12,956	68	185	12,478	71	180	12,526
Enel Distribution Rio (3)	137	281	5,786	136	289	5,617	135	297	5,356
Enel Distribution Ceara	118	195	3,587	118	190	3,331	115	185	3,144
Enel Distribution Goias (4)	348	470	5,636	345	466	5,434	345	465	5,399
Enel Distribution Sao Paulo (5)	231	463	15,420	231	463	15,422	—	—	—
Codensa	173	435	11,295	173	435	11,295	171	434	11,231
Enel Distribution Peru	49	150	4,924	46	143	4,510	43	141	4,380
Total	1,124	2,176	59,604	1,117	2,171	58,087	880	1,702	42,036

(1)The voltage of these transformers is in the range of 500 kV (in - high voltage, “hv”) and 1 kV (out - medium voltage, “mv”).

(2)Medium voltage (mv/mv) transformers in substations will be removed and replaced by high voltage (hv/mv).

(3)The 2017 figures include backup transformers that are not in operation.

(4)We acquired Enel Distribution Goias in February 2017.

(5)We acquired Enel Distribution Sao Paulo in June 2018. The number of substations includes 69 units of hv/hv without capacity for transmission (only capacity for operation).

Distribution Network - Medium and Low Voltage Lines (1)

	Year ended December 31,
	2019		2018		2017
	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage
			(in Kilometers)
Edesur	8,312	18,039	8,182	17,761	8,307	17,181
Enel Distribution Rio	37,400	19,817	37,041	19,561	36,707	18,936
Enel Distribution Ceara	90,664	56,619	89,232	55,529	87,910	52,934
Enel Distribution Goias (2)	182,446	33,085	181,274	32,651	179,535	32,028
Enel Distribution Sao Paulo (3)	21,339	20,665	21,258	20,554	—	—
Codensa	29,681	42,524	29,217	41,973	28,682	41,358
Enel Distribution Peru (4)	4,945	24,016	4,858	23,743	4,742	23,460
Total	374,787	214,765	371,062	211,773	345,883	185,897

(1)	Medium voltage lines: 1 kV – 34.5 kV; low voltage lines: 110-380 V
(2)	We acquired Enel Distribution Goias in February 2017.
(3)	We acquired Enel Distribution Sao Paulo in June 2018.
(4)	The low voltage network includes street lighting.

Transformers for Distribution (1)

	Year ended December 31,
	2019		2018		2017
	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)
Edesur	17,308	6,773	19,126	6,466	19,218	6,355
Enel Distribution Rio	127,726	5,737	126,063	5,548	124,410	5,329
Enel Distribution Ceara	149,853	3,982	146,381	3,802	142,902	3,544
Enel Distribution Goias (2)	221,702	6,303	220,610	6,202	217,117	5,970
Enel Distribution Sao Paulo (3)	141,472	15,245	140,320	14,983	—	—
Codensa	68,386	6,832	67,652	6,748	67,107	6,637
Enel Distribution Peru	11,287	2,042	11,223	1,992	11,056	1,934
Total	737,734	46,914	731,375	45,741	581,810	29,769

(1)	The voltage of these transformers is in the range of 500 kV (in - high voltage, “hv”) and 1 kV (out - medium voltage, “mv”).
(2)	We acquired Enel Distribution Goias in February 2017.
(3)	We acquired Enel Distribution Sao Paulo in June 2018.

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

A.Projects Completed in 2019

Colombia - Cartagena Thermoelectric Power Plant - Fixed Dock Project

A port concession was granted to our indirect subsidiary, Sociedad Portuaria Central Cartagena, in July 2010 for 20 years. The port is adjacent to the Cartagena power plant, owned by Emgesa, and has sea-fluvial access to carry out loading and unloading operations of hydrocarbons until July 2030.

The project consisted of replacing the Barcaza Júpiter floating dock with a concrete linear pier perpendicular to the coastline with a platform 39.6 meters long and 3.20 meters wide, as well as a Dolphin pier 20 meters from the edge of the dock. The total investment in this project was US$ 1.9 million.

B.Projects under Construction

Argentina – Costanera Thermoelectric Power Plant - Waste Water Treatment System

Our Costanera power plant in Buenos Aires consists of six turbo steam units that operate on natural gas and fuel oil with an aggregate installed capacity of 1,062 MW, as well as two combined-cycle units of 851 MW and 297 MW.

The new project consists of a new waste water treatment system for the Costanera power plant and the repair of six basins. The new treatment system will allow us to obtain the authorization to discharge waste water in compliance with the environmental approvals for the Costanera power plant.

We began work on this project on May 10, 2019. As of December 31, 2019, approximately 19% of the project had been completed.

The total approved investment is for US$ 17.9 million, of which US$ 5.9 million had been incurred as of December 31, 2019.

Argentina – Costanera Thermoelectric Power Plant - New Water Demineralization Production Unit

This project consists of the installation of an additional Reverse Osmosis unit (RO) of the same capacity as the existing RO. An electro deionization unit and an organic trap unit will feed the new RO with clarified water coming from the current river water pretreatment plant, which will reduce the consumption of potable water that is used as feed water in the demineralization process.

We began work on this project on July 11, 2019. As of December 31, 2019, approximately 58% of the project had been completed.

The total approved investment is for US$ 2 million, of which US$ 1.1 million had been incurred as of December 31, 2019.

Colombia - Termozipa Battery Energy Storage System

Termozipa is a coal-fired power plant located in Tocancipa municipality, approximately 40 km from Bogotá, Colombia, alongside a river with the same name, with an installed capacity of 225 MW. Currently, it consists of four units (units 2, 3, 4, and 5) and is supplied with coal from local mines.

This project consists of installing a 7 MW (4 MWh) Battery Energy Storage System (“BESS”) in the Termozipa power plant. It will be the first utility scale BESS installed in Colombia and will be connected to the 13.8 kV bars of the four existing steam turbines to provide primary frequency regulation services on behalf of the power plant. Once the BESS is operating, the capacity allocated to the spinning reserve can be sold on the market, optimizing revenues from the power plant.

We began work on this project on January 22, 2019. As of December 31, 2019, approximately 90% of the project had been completed. Civil works were finalized, and the first energy exchange with the power grid through MV systems for unit 3 was achieved in December 2019.

The total approved investment is for US$ 5.8 million, of which US$ 3.8 million had been accrued as of December 31, 2019.

Colombia - Termozipa Thermoelectric Power Plant - Best Environmental Practices and Life Extension Project

This Termozipa project aims to achieve the best environmental standards for gas emissions among coal‑fired power plants in Latin America by reducing the following components: Nitrogen oxide (NOx) emissions to less than 330 mg/Nm3 (milligrams per cubic meter); sulfur dioxide (SO2) emissions to less than 400 mg/Nm3; and particulate emissions to less than 35 mg/Nm3  (“DeSox”). The project also includes improvements to the ash extraction system and the refrigeration water discharge system.

The project foresees improvements to the boilers, mills, turbines, generators, demi plant, water intake, medium- and low-voltage systems, electrostatic precipitators, and ancillary systems, which will extend the power plant life an additional 15 years (or 100,000 hours) of operation (“Life Extension”). The activities will also improve the heat rate (power plant efficiency) and reduce its unavailability.

We began work on this project on December 1, 2016. As of December 31, 2019, approximately 96% of Life Extension activities had been completed, which was in line with the schedule. The DeSox portion of the project has been postponed until January 2021, and we expect it to be completed by November 2023.

The total approved investment is for approximately € 133.7 million, of which € 69.7 million had been incurred as of December 31, 2019.

Peru - Ventanilla Battery Energy Storage System

Ventanilla is a 460 MW thermal power plant located in the Callao province, Peru, comprising three units: two gas turbines and one steam turbine in a combined-cycle plant (2:2:1). The project consists of the installation of a 15 MW/8

MWh BESS in the Ventanilla power plant, which will be the first utility scale BESS installed in Peru. The environmental permit was granted in 2017, and the system operator approved the Grid Connection Study in December 2019.

The BESS will be connected to the 16 kV bar of one of the existing turbines to provide primary frequency regulation on behalf of the power plant, thereby reducing the expected penalties associated with primary frequency regulation, as well as the costs associated with secondary frequency regulation.

We began work on this project on October 4, 2018. As of December 31, 2019, approximately 80% of the project had been completed.

The total approved investment is for approximately US$ 8.7 million, of which US$ 8.0 had been accrued as of December 31, 2019.

Major Encumbrances

Costanera’s supplier debt with Mitsubishi Corporation (“MC”) is for the remaining payments on equipment purchased from MC in November 1996, which was refinanced in October 2014. The value of the assets pledged to secure this debt was US$ 32.8 million as of December 31, 2019.

Enel Generation Piura has pledged a turbine that is financed through a lease, with a purchase option once the debt is fully paid. The value of the assets pledged to secure this debt was US$ 17.6 million as of December 31, 2019.

Item 4A.    Unresolved Staff Comments

None

Item 5.   Operating and Financial Review and Prospects

A.Operating Results.

General

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein. Our audited consolidated financial statements as of December 31, 2019, and 2018 and for each of the years in the three-year period ended December 31, 2019, have been prepared in accordance with IFRS, as issued by the IASB.

1.Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We are an electricity company headquartered in Chile that owns and operates generation, transmission, and distribution companies in Argentina, Brazil, Colombia, and Peru. Substantially all our revenues, income, and cash flows come from the operations of our subsidiaries and associates in these countries.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities, and (v) changes in economic conditions in countries in which we operate may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rates between the U.S. dollar and the currencies of the countries in which we operate. These exchange variations may materially impact the consolidation of the results of our companies. We also have certain critical accounting policies that affect our consolidated operating results.

The goal of our diversification strategy is to balance the impact of significant changes in one country with opposing changes in other countries, and with the risk profiles of our businesses within the generation and transmission business and distribution business, to mitigate adverse impacts that may affect our consolidated operating results. The impact of these factors on us, for the years covered by this Report, is discussed below.

We directly hold 48.5% and 48.3% of the equity interests and 56.4 % and 56.7%% of the voting shares of Emgesa and Codensa, respectively. We exercise control over Emgesa and Codensa through shareholder agreements with Grupo

Energía Bogotá S.A., which owns the remaining equity interests of both entities. We have the right to appoint the majority of Emgesa’s and Codensa’s Board members and, therefore, consolidate Emgesa and Codensa in our consolidated financial statements.

On February 14, 2017, our subsidiary Enel Brasil acquired Enel Distribution Goias, formerly CELG Distribuição S.A., a Brazilian distribution company located in the state of Goias, for R$ 2,187 million (US$ 640 million at that time). On November 30, 2017, Enel Brasil acquired the 380 MW EGP Volta Grande hydroelectric power plant located in the State of Minas Gerais, for R$ 1,419 million (US$ 445 million at that time). To finance these transactions, we carried out capital increases in Enel Brasil. The effects of the acquisition of Enel Distribution Goias on our consolidated financial statements for the year ended December 31, 2017, are described in Note 6.1 of the Notes to our consolidated financial statements.

On June 4, 2018, we completed a tender offer to acquire Enel Distribution Sao Paulo (legally known as Eletropaulo Metropolitana Eletricidade de São Paulo S.A.), the main distribution company in Sao Paulo, Brazil, resulting in our ownership of 95.9% of the company. In November 2019, we completed a tender offer and acquired the remaining 4.1% of common stock of the Enel Distribution Sao Paulo. As of December 31, 2019, we owned 100% of the company. The total investment to acquire Enel Distribution Sao Paulo was approximately US$2,270 million using the exchange rate at that time. For further information regarding the acquisitions of these three Brazilian companies in 2017, 2018, and 2019, please refer to “Item 4. Information on the Company — A. History and Development of the Company. — History.” The effects of the acquisition of Enel Distribution Sao Paulo on our consolidated financial statements for the year ended December 31, 2018, are described in Note 6.2 of the Notes to our consolidated financial statements.

a.Generation and Transmission Business

Our electricity generation and transmission business is conducted in Argentina through Costanera, El Chocón, and Dock Sud; in Brazil through Cachoeira Dourada, EGP Volta Grande, and Fortaleza; in Colombia through Emgesa; and in Peru through Enel Generation Peru and Enel Generation Piura. A substantial part of our generation capacity depends on the hydrological conditions prevailing in the countries in which we operate. Our net installed capacity as of December 31, 2019, 2018, and 2017 was 11,267 MW, 11,257 MW, and 11,219 MW, respectively. In each of those years, our hydroelectric installed capacity represented 55% of our total net installed capacity. See “Item 4. Information on the Company — D. Property, Plants and Equipment.”

Our hydroelectric generation was 25,604 GWh, 23,690 GWh, and 22,618 GWh in 2019, 2018, and 2017, respectively. In 2019, our hydroelectric generation increased by 8.1% when compared to 2018 due primarily to better hydrological conditions in Brazil, Colombia, and Peru, offset by lower generation in Argentina due to adverse hydrological conditions.

In the countries in which we operate, hydrological conditions can range from very wet to extremely dry. In between these two extremes, there is a wide range of possible hydrological conditions and their final effect on us often depends on accumulated hydrology. For instance, a new year with drought conditions has less of an impact on us if it follows several periods of abundant rainfall instead of exacerbating a prolonged drought. Likewise, an excellent hydrological year has less marginal impact if it comes after several wet years than after a prolonged drought.

In Argentina, the months that typically have the most precipitation are May through August, and the months when snow and ice melts typically occur from October through December, providing flow to the Collon Cura and Limay Rivers, which feed El Chocón’s reservoir and hydroelectric plant, located in southwestern Argentina, in the Comahue region. Therefore, depending on weather conditions, water availability has the potential to peak during two seasons in a year, both winter and summer.

Brazil has several river basins with waterfalls that are used for hydroelectric generation. Most of Brazil’s rivers are fed primarily from rainfall. Due to its tropical weather, rainfall is mostly concentrated in the summer months, from November through May, and it is lightest during the winter months. These hydrological conditions prevail in southern Brazil at the Paranaiba River at the Parana basin, where our Cachoeira Dourada and EGP Volta Grande hydroelectric plants are located.

Hydrological conditions in Colombia vary significantly throughout the different regions and depend on geographical conditions and topography. There are two rainfall patterns. One pattern is characterized by two rainy periods separated by a drier season. The Andean region in the center of the country is the most populated area and the center of economic activity, and is where all our hydroelectric plants, except the Guavio plant, are located. The second pattern is characterized by a rainy season followed by a drier season, in the Orinoquia region (eastern part of the country), where our largest hydroelectric plant, Guavio (1,260 MW) is located.

Hydrological conditions in Peru also vary significantly depending on the location. The coast, which concentrates most of the population and economic activity, typically has less rainfall than the rest of the country. In the Andean mountains rainfall is most abundant from December through March, providing flow to the basin of the Rimac River, feeding five of our seven hydroelectric plants. The jungle area also has most of its rainfall in the same period but in larger volumes, feeding the Tarma and Tulumayo River basins, where our other two hydroelectric plants are located.

For purposes of discussing the impact of hydrological conditions on our business, we generally classify our hydrological conditions as either dry or wet, although there are several other intermediate scenarios. Extreme hydrological conditions may materially affect our operating results and financial conditions. However, it is difficult to calculate the effects of hydrology on our operating income without also taking into account other factors because our operating income can only be explained by looking at a combination of factors and not individually on a stand-alone basis.

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs, and the mix of conventional hydroelectric, thermal, or renewable generation, which is constantly being defined by the market operator to minimize the operating cost of the entire system. Hydroelectric and renewable generation are almost always the least expensive generation technologies and normally have a marginal cost close to zero. However, authorities might assign an opportunity cost for the use of reservoir water, which may lead to hydroelectric generation not necessarily being the lowest marginal cost at a particular time. The cost of thermal generation does not depend on hydrological conditions but instead on international commodity prices for LNG, coal, diesel, and fuel oil.

Spot prices primarily depend on hydrological conditions and commodity prices and to a lesser extent on renewable generation availability. Under most circumstances, abundant hydrological conditions decrease spot prices while dry conditions normally increase spot prices. Spot market prices affect our results because we must purchase electricity in the spot market when our contracted energy sales are more than our generation. We can also sell electricity in the spot market when we have electricity surpluses. Hydrological conditions do not have an isolated effect but need to be evaluated in conjunction with other factors to better understand the impact on our operating results.

There are many other factors that may affect our operating income, including the level of contracted sales, purchases and sales in the spot market, commodity prices, energy demand, technical, and unforeseen problems that can affect the availability of our thermal power plants, location of power plants in relation to urban demand centers, and transmission system conditions, among others.

Argentina operates under a regulated market, with a defined tariff or remuneration scheme and no energy and commodity trading. The scheme defines the regulated remuneration of generation companies, which provides compensation based on fixed and variable costs and an additional amount for operational and maintenance costs. Market prices are unrelated to hydrological conditions or commodity prices. There is a small spot market (around 3.9 TWh, or 3%, of total demand per year during 2019 and 2018) because free bilateral trading has been suspended since 2013. Therefore, El Chocón sells most of its energy to the market operator at the regulated price, which is not affected by hydrological conditions and our results depend mainly on the amount of electricity we generate. Hydrological conditions during 2019 were worse than in 2018 due to drought conditions. In 2018, El Chocón’s generation increased compared to 2017, primarily as a result of better hydrological conditions in the Limay River. Hydrological conditions were dry during 2017, and our hydroelectric generation was lower because CAMMESA, which manages reservoirs, set higher requirements for reservoir levels, resulting in lower water availability. Costanera and Dock Sud are thermal power plants and, therefore, their operating results depend on their thermal generation rather than hydrology.

In Brazil, there is an electricity reallocation mechanism that provides financial protection against hydrological risks for hydroelectric generators. The market operator defines which hydroelectric plants generate electricity to minimize the system cost, and the generators with deficits buy energy from the generators with surpluses at a defined price with a marginal operating cost set annually by ANEEL. All hydroelectric generators that participate in the Electricity Reallocation Mechanism (“MRE” in its Portuguese acronym), participate in the overall hydroelectric generation dispatched in proportion to their assured energy, regardless of their contracted sales. In 2019, the hydroelectric generation of Cachoeira Dourada and EGP Volta Grande increased compared to 2018 due to better hydrological conditions. In 2018, Cachoeira Dourada and EGP Volta Grande’s hydroelectric generation was lower than in 2017 due to lower dispatch allowed by the ONS based on the reservoir’s condition (the objective of the dispatch is the best use of the reservoirs in the country).  We sell 70% of our generation from EGP Volta Grande through a quota system and 30% of our generation from Cachoeira Dourada in the unregulated market through the MRE. In 2018 and 2017, droughts affected all hydroelectric generators that participated in the MRE. This increased spot prices by approximately R$ 300 per MWh and led to higher thermoelectric plant dispatch. Our acquisition of EGP Volta Grande in November 2017 allowed us to compensate partially for the lower Cachoeira Dourada hydroelectric generation in 2017.

Fortaleza is a thermal plant, and its results depend mainly on its thermal generation, its generation costs, its energy purchase costs, and its commercial policy. Fortaleza’s results in 2019 improved considerably compared to 2018, due to the restitution of gas supply that Petrobras had suspended in February 2018. Fortaleza’s results for 2018 were affected by a dispute with Petrobras regarding a Gas Supply Agreement (“GSA”), following Petrobras’s suspension of gas deliveries in February 2018. Since December 11, 2018, the GSA has been in force based on a legal injunction obtained by Fortaleza. Besides the legal dispute, discussions are in place with the Brazilian government to resolve the issue, as the power plant’s commercial scheme (PPA and GSA) is part of a governmental program.

In Colombia, the hydrological conditions of the rivers that supply Emgesa hydroelectric power plants in 2019 were more favorable than in 2018, mainly as a result of the greater contributions of water from the Betania and Bogotá Rivers. The average energy spot price during 2019 was CP$ 226 per KWh, approximately 95 % higher than in 2018. In Colombia, hydrological conditions of the rivers that supply the Emgesa hydroelectric power plants in 2018 were less favorable than in 2017, mainly as a result of lower contributions of water from the Betania and Bogotá Rivers, which were below the historical average. This produced an average energy spot price during 2018 of CP$ 116 per KWh, approximately 9.9% higher than CP$ 106 per KWh in 2017.

In Peru, 2019 was another normal year in hydrology in the Rímac and Tarma River basins, with stable flows that were very similar to those in 2018. Spot energy prices rose approximately 2% on average compared to 2018. 2018 was a normal year in hydrology in the Rímac River basin, with flows close to the historical average. On the other hand, the Tulumayo River, where our Chimay power plant is located, performed better during 2018, ending the year with extremely humid conditions. During the first half of 2017, hydrological conditions were better than in 2016 due to the presence of “El Niño Costero”, which led to heavy rains in the Rimac River basin. The Tarma and Tulumayo River basins were less affected by this phenomenon but still showed better performances. For the rest of the year, the three rivers were closer to their historical averages; however, during the last two months of 2017, the three rivers were even lower than the historical averages. Until October 1, 2017, spot prices were calculated based on restrictions to gas and transmission with a maximum price of US$ 95/MWh (known as “ideal marginal cost”). Currently, the marginal cost is not limited and may eventually increase in some seasons of the year, predominantly between June and December, mainly due to hydrological conditions. Enel Generation Piura is a thermal plant, and its results depend mainly on revenues from its own generation.

b.Distribution Business

Our electricity distribution business is carried out in Argentina through Edesur; in Brazil through Enel Distribution Rio, Enel Distribution Ceara, Enel Distribution Goias, and Enel Distribution Sao Paulo; in Colombia through Codensa; and in Peru through Enel Distribution Peru. For the year ended December 31, 2019, electricity sales increased by 18.9% compared to 2018, totaling 119,998 GWh, mainly due to the acquisition and consolidation of Enel Distribution Sao Paulo and higher sales of Enel Distribution Goias, and Enel Distribution Ceara. Our distributors serve major cities in South America, providing electricity to almost 25 million customers. These companies face an increasing demand for electricity, partly due to demographic growth and higher consumption, which requires continuous investment.

In the distribution business revenues are mainly derived from the resale of electricity purchased from generators. Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenue from the Value Added from Distribution (“VAD”), which is associated with the recovery of costs and the return on the investment concerning the distribution assets, plus the physical energy losses permitted by the regulator. Other revenues derived from our distribution services consist of charges for new connections and the maintenance and rental of meters, among other things; however, recently, it also includes public lighting, infrastructure projects mainly associated with real estate development, and energy efficiency solutions, including air conditioning equipment and LED lights, among other things.

Although these other sources of revenue have increased, the core business continues to be the distribution of energy at regulated prices. Therefore, the regulatory framework has a substantial impact on our distribution business results, especially when the actions adopted by government authorities define or directly intervene with regulated customer tariffs or affect the price at which distributors can buy their energy. Our ability to buy electricity relies highly on generation availability and on regulation to a lesser degree. In addition, we are focusing on reducing physical losses, principally due to illegally tapped energy, especially in Brazil and Argentina, and improving our collection indices and efficiency, primarily through new automation technologies.

c.Selective Regulatory Developments

The regulatory framework governing our businesses in the countries in which we operate has a material effect on our operating results. In particular, regulators set (i) energy prices in the generation business, taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity, and demand growth, and (ii) distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the VAD, all of which are intended to reflect investment and operating costs incurred by distribution and generation companies and to allow our companies to earn a regulated level of return on their investments and guarantee service quality and reliability. The earnings of our electricity subsidiaries are determined to a large degree by regulators, mainly through the tariff setting process. In Argentina, SEE Resolution No. 19/2017 set a U.S. dollar remuneration scheme for existing power generators (converted into Argentine pesos at the exchange rate published by the Argentine Central Bank), defining a minimum remuneration for power by technology and scale. On February 28, 2019, SRR and ME Resolution No. 1/19 replaced SEE Resolution No. 19/2017, establishing the current guidelines for the remuneration of existing generation plants.

During 2019, new rate adjustments were made in our distribution subsidiaries. In Argentina, as a result of the regulatory agreement signed between Edesur and the Argentine National State, the reciprocal claims that originated in the transition period 2006-2016 were settled, which meant recognizing US$ 203 million in results during the current period. In Brazil, Enel Distribution Rio underwent a new tariff process that took effect from April 2019 to March 2020. The applied rate increased 7.6% on average for all consumers, 7.5% for low voltage consumers, and 7.9% for medium and high voltage customers. In October 2019, ANEEL approved an adjustment for Enel Distribution Goias. The effective rate decreased 3.9% on average for all consumers, 2.9% for high voltage customers, and 4.3% for low voltage customers.

In April 2019, ANEEL approved the fifth periodic review of Enel Distribution Ceara’s rates, effective as of April 22, 2019. As a result, the rate increased 8.2% on average for all consumers, 7.9% for high voltage consumers, and 8.3% for low voltage consumers. Additionally, in July 2019, ANEEL approved the fifth periodic rate review for Enel Distribution Sao Paulo. As a result, the applied rate increased 7.0% on average for all consumers, 8.5% for high voltage consumers, and 6.5% for low voltage consumers.

In Colombia, the CREG approved a new methodology to determine electricity distribution remuneration in February 2018. In December 2019, CREG issued Resolution 189, applicable to the variables necessary to calculate revenues and costs associated with Codensa’s electricity distribution activity.

In Peru, the VAD is set every four years for distribution companies with at least 50,000 customers. Enel Distribution Peru’s tariff review process finished in November 2018, resulting in a similar VAD rate with respect to the previous period. This result was achieved after an appeal process made through a reconsideration resource, since initially a decrease of 8.8% in the VAD was determined, which would have implied a 2.8% decrease in the rate to the final customer. Each of these reviews is unique and presents challenges because tariff reviews seek to capture distribution efficiencies and economies of scale based on economic growth.

For additional information relating to the regulatory frameworks in the countries where we operate, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

d.Economic Conditions

Macroeconomic conditions, such as economic growth or periods of recession, changes in employment levels, and inflation or deflation in the countries in which we operate, may have a significant effect on our operating results. The variation of a local currency against the U.S. dollar may impact our operating results, as well as our assets and liabilities. For example, a devaluation of local currencies against the U.S. dollar increases the cost of capital expenditure plans and the cost of servicing U.S. dollar debt. For additional information, see “Item 3. Key Information — D. Risk Factors — South American economic fluctuations, political instability, and corruption scandals may affect our results of operations, financial condition, and the value of our securities.” and “—Foreign exchange risk may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.”

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the local currency in each of the countries in which we operate may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, U.S. dollar-denominated assets and liabilities, and the translation of financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the U.S. dollar.

As of December 31, 2019, our consolidated debt totaled US$ 6,368 million (including US$ 3,219 million from Enel Brasil), of which 39.7% was denominated in Brazilian reais, 27.5% in U.S. dollars, 24.9% in Colombian pesos, 7.6% in Peruvian soles, 0.3% in Chilean pesos (including the Chilean UF, which is inflation-indexed), and none in Argentine pesos.

The following table sets forth the closing and average local currencies per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2019		2018		2017
	Average	Year End	Average	Year End	Average	Year End
Argentina (Argentine pesos per U.S. dollar)	47.91	59.89	36.54	37.70	16.59	18.65
Brazil (Brazilian reais per U.S. dollar)	3.94	4.03	3.65	3.87	3.19	3.31
Colombia (Colombian pesos per U.S. dollar)	3,279.12	3,277.14	2,952.39	3,249.75	2,953.19	2,984.00
Peru (Peruvian soles per U.S. dollar)	3.34	3.32	3.29	3.38	3.26	3.24
Chile (Chilean pesos per U.S. dollar)	702.63	748.74	640.29	694.77	649.33	614.75

Sources: Central Bank of each country

The following table sets forth the effect recognized as “Foreign currency translation gains (losses)” in our consolidated statements of comprehensive income for translating the financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the U.S. dollar:

	Foreign currency translation gains (losses)
	2019	2018	2017
	in thousands of US$
Argentina	(163,865)	(631,105)	(68,925)
Brazil	(295,801)	(668,638)	(100,485)
Colombia	(235,692)	(184,701)	9,240
Peru	(69,775)	(90,110)	58,964
Chile	128	(580)	5,705
Total	(765,005)	(1,575,134)	(95,501)

The financial statements of foreign companies with functional currencies other than the U.S. dollar are translated as follows: (i) for assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used; (ii) for items in the comprehensive income statement, the average exchange rate for the period is used; (iii) equity remains at the historical exchange rate from the date of acquisition or contribution; and (iv) for retained earnings, the average exchange rate at the date of origination is used. However, in Argentina, due to the recognition of the country as a hyperinflationary economy, the treatment is different as explained in further details below.

Calculation of the appreciation or devaluation of foreign currencies against the U.S. dollar for one period with respect to the previous one is made by determining the percentage change between the reciprocals of the values of U.S. dollar per any given foreign currency. It is a measure of the percent change between the two periods in the amount of foreign currency needed to exchange for one U.S. dollar. A positive percent change means that the foreign currency appreciated with respect to the U.S. dollar. A negative percent change means that the foreign currency depreciated with respect to the U.S. dollar.

The following table shows the appreciation or depreciation of 2019 versus 2018 and 2018 versus 2017 for the closing and average local currencies per U.S. dollar:

	Appreciation/(Depreciation) per U.S. dollar (in %)
	2019/2018		2018/2017
	Average	Year End	Average	Year End
Argentine pesos	(31.1)	(58.9)	(120.3)	(102.2)
Brazilian reais	(8.0)	(4.0)	(14.4)	(17.1)
Colombian pesos	(11.1)	(0.8)	0.0	(8.9)
Peruvian soles	(1.7)	1.8	(0.7)	(4.3)
Chilean pesos	(9.7)	(7.8)	1.4	(13.3)

In the analysis of results of operations included below, when the impacts of the appreciation or depreciation are significant, they are disclosed and explained below.

Hyperinflation in Argentina

Since July 2018, the Argentine economy has been considered a hyperinflationary economy, according to the criteria set out in the International Accounting Standard (IAS) 29, “Financial Information on Hyperinflationary Economies” (“IAS  29”). This determination was carried out based on a series of qualitative and quantitative criteria that include the presence of an accumulated inflation rate of over 100% in three years.

The general price indices as of December 31, 2017, 2018, and 2019 are as follows:

General Price Index
Historical inflation accumulated from February 2003 to December 2017	652%
From January to December 2018	48%
From January to December 2019	54%

According to IAS 29, the financial statements of the Argentine companies in which we participate have been restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso on the closing date of the financial statements. Non-monetary assets and liabilities have been indexed from February 2003, the last date on which an inflation adjustment was applied for accounting purposes in Argentina.

For consolidation purposes and as a result of the application of IAS 29, the results and the financial situation of our Argentine subsidiaries, were converted to the closing exchange rate (Ar$/US$) as of December 31, 2019, pursuant to IAS 21 “Effects of variations in foreign currency exchange rates” when referring to a hyperinflationary economy. Previously, the results of our Argentine subsidiaries were converted at an average exchange rate for the period, as is the case for the translation of the results for our subsidiaries in other countries whose economies are not considered hyperinflationary.

Considering that our presentation and functional currency does not correspond to a hyperinflationary economy according to the IAS 29 guidelines, the restatement of comparative periods is not required in our consolidated financial statements.

For further information, please refer to Note 7 to our consolidated financial statements.

Our Argentine operations do not affect our consolidated liquidity. Our Argentine cash and cash equivalents were US$ 130.9 million as of December 31, 2019, which represents 6.7% of our total cash and cash equivalents. Of the total Argentine cash and cash equivalents, 37.6% is denominated in local currency and 62.4% is denominated in U.S. dollars.

e.Critical Accounting Policies

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

Impairment of Non-Financial Assets

From time to time, principally at the end of each fiscal year, we evaluate whether there is any indication that an asset has become impaired. Should any such evidence exist, we estimate the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, we estimate the recoverability of the cash-generating unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of cash-generating units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The criteria used to identify the cash-generating units is in line with the strategic and operational vision of our management, within the specific characteristics of the business, the operating rules and regulations of the market in which we operate, and the corporate organization.

The recoverable amount is the greater of (i) the fair value less the cost needed to sell the asset and (ii) the value in use, which is defined as the present value of the estimated future cash flows. To calculate the recoverable value of property, plant and equipment, goodwill, and intangible assets that form part of a cash-generating unit, we use value in use criteria in practically all cases.

To estimate the value in use, we prepare future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of cash generating units’ revenues and costs using sector projections, experience, and future expectations.

In general, these projections cover the next five years, estimating cash flows for future years by applying reasonable growth rates, between 2.5% and 6.7%, and a unique growth rate for the entire forecasted period that is in line with the average long-term growth rates for the electricity sector in the countries in which we operate. At the end of December 2019, projects cash flows were extrapolated using an annual growth rate of between 5.0% and 6.7% for Argentina and 3.8% for Brazil, 2.5% for Peru and 3.0% for Colombia.

These future cash flows are discounted at a given pre-tax rate to calculate their present value. This rate reflects the cost of capital of the business and the countries in which the business is conducted. The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by market analysts for the specific business activity and the country involved.

The pre-tax nominal discount rates applied in 2019, 2018, and 2017 are as follows:

		Year ended December 31,
		2019		2018		2017
Country	Currency	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
		(in %)
Argentina	Argentine peso	24.7	50.6	22.9	36.4	25.5	39.6
Brazil	Brazilian real	10.1	23.4	9.1	21.3	9.7	21.1
Colombia	Colombian peso	7.6	12.9	7.9	12.9	8.7	11.0
Peru	Peruvian sol	8.7	11.8	7.2	12.1	7.7	11.1

If the recoverable amount of the cash-generating unit is less than the net carrying amount of the asset, the corresponding impairment loss provision is recognized for the difference and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when their estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no impairment loss had been recognized for the asset. Impairment losses for goodwill are not reversible.

Litigation and Contingencies

We are currently involved in certain legal and tax proceedings. As discussed in Note 24 of the Notes to our consolidated financial statements, we have estimated the probable outflows of resources for resolving these claims to be US$ 1,122.6 million. We have reached this estimate after consulting our legal and tax advisors who are defending us in these matters and after an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedges of Revenues Directly Linked to the U.S. Dollar

We have established a policy to hedge the portion of our revenues directly linked to the U.S. dollar by obtaining financing in U.S. dollars. These revenues are generated by some of our subsidiaries that have a functional currency other than the U.S. dollar. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged net of taxes to an equity reserve account that forms part of Other Comprehensive Income and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

This policy reflects a detailed analysis of our future revenues directly linked to the U.S. dollar, to confirm that hedge accounting is applicable. Such analysis may change in the future due to new electricity regulations limiting the amount of cash flows tied to the U.S. dollar.

Pension and Post-Employment Benefit Liabilities

We have various defined benefit plans for our employees. These plans pay benefits to employees at retirement and use formulas based on years of service and the compensation of the participants. We also offer certain additional benefits for particular retired employees.

The liabilities shown for the pensions and post-employment benefits reflect our best estimate of the future cost of meeting our obligations under these plans. The accounting applied to these defined benefit plans involves actuarial calculations that contain assumptions, including employee turnover, life expectancy, retirement age, discount rates, the future level of employee compensation and benefits, the claims rate under medical plans, and future medical costs. These assumptions change as economic and market conditions vary, and any change in any of these assumptions could have a material effect on the reported results from operations.

The effect of an increase of one percentage in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by US$ 436.8 million, US$ 349.4 million, and US$ 88.5 million as of December 31, 2019, 2018, and 2017, respectively. The effect of a decrease of one percentage in the rate used to determine the present value of the post-employment defined benefits would increase the liability by US$ 521.9 million, US$ 414.4 million, and US$ 105.3 million as of December 31, 2019, 2018, and 2017, respectively.

Revenues and expense recognition

Revenues are recognized when the control over a good or service is transferred. Revenues are measured based on the entitled amount upon the transfer of control, excluding the amounts collected on behalf of third parties.

We analyze and takes into consideration all the relevant facts and circumstances for revenue recognition, applying the five-step model established by IFRS 15: 1) Identifying the contract with a customer; 2) Identifying the performance obligations; 3) Determining the transaction price; 4) Allocating the transaction price; and 5) Recognizing revenue.

The following are the criteria for revenue recognition by type of good or service provided by us:

•

Electricity supply (sale and transportation): Corresponds to a single performance obligation that transfers to the customer several different goods/services that are substantially the same and that have the same transfer pattern. Since the customer receives and simultaneously consumes the benefits provided by the Company, it is considered a performance obligation met over time. In these cases, we apply an output method to recognize revenue in the amount to which it is entitled to bill for electricity supplied to date.

•

Generation: Revenue is recorded according to the physical deliveries of energy and power, at the prices established in the respective contracts, at the prices stipulated in the electricity market by the current regulations, or at the marginal cost of energy and power, depending on whether unregulated customers, regulated customers, or energy trading in the spot market are involved, respectively.

•

Distribution of electricity: Revenue is recognized based on the amount of energy supplied to customers during the period, at prices established in the respective contracts or at prices stipulated in the electricity market by applicable regulations, as appropriate.

These revenues include an estimate of the service provided and not invoiced, as of the date of the balance sheet. See Notes 2.3 and 27 of the Notes to our consolidated financial statements.

•

Other Services: Mainly the provision of supplementary services to the electricity business, construction of works, and engineering and consulting services. Customers control committed assets as they are created or improved. Therefore, the Company recognizes this revenue over time, based on the progress, measuring progress through output methods (performance completed to date, milestones reached, etc.), or costs incurred (resources consumed, hours of labor spent, etc.), as appropriate in each case.

•

Sale of goods: Revenue from the sale of goods is recognized at a certain time, when control of the goods have been transferred to the client, which generally occurs at the time of the physical delivery. Revenues are measured at the independent sale price of each good, and any type of applicable variable compensation.

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

Enel Américas determines the existence of significant financing components in its contracts, adjusting the value of the consideration if applicable, to reflect the effects of the time value of money. However, we apply the practical solution provided by IFRS 15 and will not adjust the value of the consideration committed for the purpose of a significant financing component, if it expects, at the beginning of the contract, that the period between the payment and the transfer of goods or service to the customer is one year or less.

We exclude the gross revenue of economic benefits received when acting as an agent or broker on behalf of third parties from the revenue figure. We only record as revenue the payment or commission to which we expect to be entitled.

Given that we mainly recognize revenue for the amount to which we have the right to invoice, we have decided to apply the practical disclosure solution provided in IFRS 15, through which we are not required to disclose the aggregate amount of the transaction price allocated to the obligations of performance not met (or partially not met) at the end of the reporting period.

In addition, we evaluate the existence of incremental costs of obtaining a contract and costs directly related to the fulfillment of a contract. These costs are recognized as an asset, if their recovery is expected, and amortized in a manner consistent with the transfer of the related goods or services. As a practical solution, the incremental costs of obtaining a contract are recognized as an expense, if the depreciation period of the asset that has been recognized is one year or less. Costs that do not qualify for capitalization are recognized as expenses at the time they are incurred, unless they are explicitly attributable to the customer.

As of December 31, 2019, and 2018, we have not incurred costs to obtain or perform a contract that has met the conditions for our capitalization. The costs incurred to obtain a contract are substantially commission payments for sales that, although they are incremental costs, are related to short-term contracts or performance obligations that are met at a certain time. Therefore, we have decided to recognize these costs as an expense when they occur.

Interest revenue (expenses) is (are) recorded considering the effective interest rate applicable to the principal with pending amortization, during the corresponding accrual period.

Income taxes

Income tax expense for the period is determined as the sum of current taxes from each of our subsidiaries and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences, tax losses, and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of the tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

•	did not arise from a business combination; and
•	at initial recognition affected neither accounting profit nor taxable profit (loss).

With respect to deductible temporary differences associated with investments in subsidiaries, associates, and joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from investments in subsidiaries, associates, and joint ventures in which we can control their reversal and where it is probable that they will not be reversed in the foreseeable future.

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

At the end of each reporting period, we review the deferred tax assets and liabilities recognized and make, if any, necessary corrections based on the results of this analysis.

Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if we have a legally enforceable right to set off current tax assets against current tax liabilities, and only when the deferred taxes relate to income taxes levied by the same taxation authority.

Impairment of financial assets

Under IFRS 9 Financial Instruments, we apply an impairment model based on expected credit losses, based on our past history, existing market conditions, and prospective estimates at the end of each reporting period. The new impairment model is applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income, except for investments in equity instruments.

The expected credit loss, determined considering Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), is the difference between all cash flows that are owed under the contract and all the cash flows that are expected to be received (that is, all cash deficiencies), discounted at the original effective interest rate.

To determine the expected credit losses, we apply two separate approaches:

•

General approach: Applied to financial assets other than trade accounts receivable, contractual assets or lease receivables. This approach is based on the evaluation of significant increases in the credit risk of financial assets, from the date of initial recognition. If on the date of issuance of the financial statements the credit risk has not increased significantly, the impairment losses are measured by reference to the expected credit losses in the next 12 months. If, on the other hand, the credit risk has increased significantly, the impairment is measured considering the expected credit losses for the lifetime of the asset. In general, the measurement of expected credit losses under the general approach is performed on an individual basis.

•

Simplified approach: Applied to trade receivables, contract assets, and lease receivables. The impairment provision is always recognized by reference to the expected credit losses for the lifetime of the asset. This is our most commonly applied approach since trade receivables represent the main financial asset of Enel Américas and our subsidiaries.

For trade accounts receivable, contractual assets and accounts receivable for lease, we apply two types of evaluations of expected credit losses:

o

Collective evaluation: Based on grouping accounts receivable into specific groups or “clusters”, taking into account each business and the local regulatory context. Accounts receivable are grouped according to the characteristics of client portfolios in terms of credit risk, maturity information, and recovery rates. A specific definition of default is considered for each group.

o

Analytical or individual evaluation: If accounts receivable are considered individually significant by management, and there is specific information on any significant increase in credit risk, we apply an individual evaluation of accounts receivable. For the individual evaluation, the PD is obtained mainly from an external provider.

On the basis of reference market and the regulatory context of the sector, as well as the recovery expectations after 90 days, for such accounts receivable, we mainly apply a default definition after 180 days after maturity to determine the expected credit losses, since this is considered an effective indicator of a significant increase in credit risk. Consequently, financial assets that are more than 90 days old are generally not considered in default.

To measure the expected credit losses collectively, we consider the following assumptions:

(i)	PD: average default estimate, calculated for each group of trade accounts receivable, taking into account a minimum of 24-month historical data.

(ii)	LGD: calculated based on the recovery rates of a predetermined section, discounted at the effective interest rate; and
(iii)	EAD: accounting exposure on the date of the financial report, net of cash deposits, including invoices issued, but not due and invoices to be issued.

Based on specific evaluations of the management, the prospective adjustment can be applied considering qualitative and quantitative information to reflect possible future events and macroeconomic scenarios, which may affect the risk of the portfolio or the financial instrument.

Recent Accounting Pronouncements

Please see Note 2.2 of the Notes to our consolidated financial statements for additional information regarding recent accounting pronouncements.

2.Analysis of Results of Operations for the Years Ended December 31, 2019 and 2018.

Consolidated Revenues and other operating income

Generation and Transmission Business

The following table sets forth the electricity sales of our subsidiaries and the corresponding changes for the years ended December 31, 2019 and 2018:

	Electricity sales during the year ended December 31,
	2019	2018	Change	Change
	(in GWh)			(in %)
Costanera (Argentina)	6,210	7,101	(891)	(12.5)
El Chocón (Argentina)	2,528	2,901	(373)	(12.9)
Dock Sud (Argentina)	4,238	3,951	287	7.3
Cachoeira Dourada (Brazil)	22,890	18,098	4,792	26.5
Fortaleza (Brazil)	4,742	2,763	1,979	71.7
EGP Volta Grande (Brazil)	2,370	1,376	994	72.2
Emgesa (Colombia)	18,376	18,544	(168)	(0.9)
Enel Generation Peru (Peru)	10,541	9,994	547	5.5
Enel Generation Piura (Peru)	658	603	55	9.2
Total	72,553	65,329	7,224	11.1

Distribution Business

The following table sets forth the electricity sales of our subsidiaries, by country, and their corresponding variations for the years ended December 31, 2019 and 2018:

	Electricity sales during the year ended December 31,
	2019	2018	Change	Change
	(in GWh)			(in %)
Edesur (Argentina)	16,798	17,548	(750)	(4.3)
Enel Distribution Rio (Brazil)	11,089	11,019	70	0.6
Enel Distribution Ceara (Brazil)	12,186	11,843	343	2.9
Enel Distribution Goias (Brazil)	14,259	13,755	504	3.7
Enel Distribution Sao Paulo (Brazil)	43,148	24,693	18,455	74.7
Codensa (Colombia)	14,307	14,024	283	2.0
Enel Distribution Peru (Peru)	8,211	8,045	166	2.1
Total	119,998	100,927	19,071	18.9

The following table sets forth the revenues and other operating income by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	436	328	108	33.0
Costanera	214	163	51	31.4
El Chocón	72	67	5	7.2
Dock Sud	147	95	52	55.1
Other	3	3	—	—
Generation and Transmission Business in Brazil	778	854	(76)	(9.0)
Cachoeira Dourada	494	540	(46)	(8.5)
Fortaleza	310	212	98	46.3
Cien	70	83	(13)	(15.3)
EGP Volta Grande	107	82	25	30.6
Other	(203)	(63)	(140)	222.2
Generation and Transmission Business in Colombia	1,247	1,259	(13)	(1.0)
Emgesa	1,247	1,259	(13)	(1.0)
Generation and Transmission Business in Peru	596	596	—	—
Enel Generation Peru	519	522	(3)	(0.6)
Enel Generation Piura	82	78	4	5.1
Other	(5)	(4)	(1)	25.0
Total Generation and Transmission Business reportable segment	3,057	3,037	19	0.6

Distribution Business in Argentina	1,347	1,190	157	13.2
Edesur	1,347	1,190	157	13.2
Distribution Business in Brazil	8,154	6,922	1,232	17.8
Enel Distribution Rio	1,515	1,511	4	0.3
Enel Distribution Ceara	1,373	1,411	(38)	(2.7)
Enel Distribution Goias	1,545	1,542	3	0.2
Enel Distribution Sao Paulo	3,721	2,459	1,262	51.3
Distribution Business in Colombia	1,665	1,714	(49)	(2.8)
Codensa	1,665	1,714	(49)	(2.8)
Distribution Business in Peru	950	913	37	4.1
Enel Distribution Peru	950	913	37	4.1
Total Distribution Business reportable segment	12,116	10,739	1,377	12.8
Less: consolidation adjustments and non-core activities	(859)	(786)	(73)	(9.3)
Total Revenues and other operating income	14,314	12,990	1,324	10.2

Generation and Transmission Business: Revenues

In Argentina, revenues and other operating income increased by US$ 108 million, or 33.0%, primarily explained by:

•

Revenues and other operating income from Costanera increased by US$ 51 million, or 31.4%, in 2019 compared to 2018. This increase is principally explained by an increase of US$ 94 million in revenues attributable to the translation of sales to the U.S. dollar of US$ 84 million, despite fuel management costs of US$10 million and lower physical sales of US$ 7 million (891 GWh). In addition, there was a US$ 27 million increase in revenues related to the IAS 29 inflation adjustment. These increases were partially offset by US$ 70 million in lower revenues as a result of the devaluation of the Argentine peso in relation to the U.S. dollar.

•

Revenues and other operating income from El Chocón increased by US$ 5 million in 2019 compared to 2018, mostly due to a US$ 28 million increase in revenues attributable to the translation of sales to the U.S. dollar, US$ 5 million in higher revenues associated with the IAS 29 inflation adjustment and lower physical sales of US$ 1 million (373 GWh). The increases were partially offset by a US$ 29 million decrease in revenues as a result of the devaluation of the Argentine peso in relation to the U.S. dollar.

•

Revenues and other operating income from Dock Sud increased by US$ 52 million, or 55.1%, in 2019 compared to 2018, which is explained by (i) a US$ 73 million increase in revenues attributable to the translation of sales to the U.S. dollar for US$ 20 million, higher physical sales of US$ 7 million (287 GWh), mainly due to the maintenance that took place in 2018 to the gas turbine TG-10, and to fuel management costs of US$ 48 million; (ii) US$ 7 million in higher revenues associated with the IAS 29 inflation adjustment; and (iii) an US$ 11 million increase in other operating income due to the recognition of insurance compensation for damage to a turbine due to mechanical failure that occurred in the first half of 2019. These increases were partially offset by US$ 39 million in lower revenues as a result of the devaluation of the Argentine peso in relation to the U.S. dollar.

In Brazil, revenues and other operating income increased by US$ 76 million, or 9.0%, primarily explained by the following:

•

Physical energy sales from Cachoeira Dourada decreased by US$ 46 million, or 8.5%, in 2019. This is mostly explained by a US$ 40 million decrease in revenues as a result of the 8% devaluation of the Brazilian real against the U.S. dollar. In addition, revenues decreased by US$ 6 million as a result of the net effect of lower regulated prices of US$ 24 million, despite higher physical sales of energy for US$ 18 million (4,792 GWh) due to higher demand from regulated customers.

•

Operating revenues from Fortaleza increased by US$ 98 million, or 46.3%, mostly due to US$ 109 million in higher energy sales (1,979 GWh), mainly as a result of a higher demand in 2019 compared to 2018. The increase was partially offset by lower translation effects of US$ 15 million, due to the devaluation of the Brazilian real against the U.S. dollar.

•

Operating revenues from EGP Volta Grande increased by US$ 25 million, or 30.6%, mainly explained by US$ 31 million in higher energy sales (994 GWh). The increase was partially offset by lower translation effects of US$ 6 million, due to the devaluation of the Brazilian real against the U.S. dollar.

In Colombia, revenues and other operating income from Emgesa decreased by US$ 13 million, or 1%, in 2019. This decrease is mostly explained by (i) a US$ 126 million decrease due to the translation effects from an 11.1% devaluation of the Colombian peso against the U.S. dollar, (ii) a US$ 22 million decrease in physical sales (168 GWh), and (iii) a US$ 9 million decrease in compensations and loss of profit recognized in 2018, corresponding to insurance compensation for the Chivor tunnel accident that affected the Guavio Plant. The decrease was partially offset by higher revenues of US $ 137 million due to the increase in the tariff and US $ 7 million due to higher gas sales.

In Peru, revenues and other operating income from Enel Generation Peru decreased by US$ 3 million, or 0.6%, in 2019. This decrease is mostly explained by (i) US$ 33 million in lower revenues for provisions recognized in 2018 related to the Central Térmica Ventanilla, Callahuanca, and Central Santa Rosa accidents, (ii) a US$ 16 million decrease in toll revenues as a result of non-recurring billing to unregulated clients mainly in Cajamarquilla in 2018 to resolve some legal issues, and (iii) lower translation effects of US$ 7 million due to the 1.7% devaluation of the new Peruvian sol against the U.S. dollar. This decrease is partially offset by higher energy sales of US$ 48 million, which include higher physical sales for US$ 29 million (547 GWh) and higher average selling prices totaling US$ 19 million.

Distribution Business: Revenues

In Argentina, revenues and other operating income from Edesur increased by US$ 157 million, or 13.2%, in 2019, of which (i) US$ 330 million is due to US$ 427 million higher revenues from energy sales, offset by US$ 97 million of lower physical sales (750 GWh); (ii) US$ 203 million is from higher operating revenues as a result of the regulatory agreement signed between Edesur and the Argentine National State, which settled the outstanding reciprocal claims arising in the transition period 2006-2016; (iii) US$ 58 million is from the IAS 29 inflation adjustment; (iv) US$ 16 million is from toll price increases, mainly due to inflation; and (v) US$ 8 million is from other revenues, mainly from insurance compensation of US$ 6 million, corresponding to claims of several substations made in previous years. The increase was partially offset by US$ 461 million in lower revenues as a result of the devaluation of the Argentine peso in relation to the U.S. dollar.

In Brazil, revenues and other operating income increased by US$ 1,232 million in 2019, or 17.8%, explained by:

•

Operating revenues from Enel Distribution Rio increased by US$ 4 million, or 0.3%, in 2019, explained by US$ 106 million in higher revenues from (i) a tariff adjustment applied since April 2019 of US$ 90 million and (ii) higher physical sales of US$ 16 million (70 GWh in higher energy invoiced). Revenues from other services increased by US$ 37 million, mainly explained by an increase of US$ 48 million of revenues from tolls and higher ancillary service revenues of US$ 2 million. The latter increase was partially offset by lower translation effects of US$ 13 million, due to the 8% devaluation of the Brazilian real against the U.S. dollar.

This increase in operating revenues was partially offset by lower energy sales of US$141 million, mainly attributable to (i) lower currency translation effects of US$ 84 million, due to the devaluation of the Brazilian real against the U.S. dollar, (ii) US$ 40 million in lower revenues received from research and development and energy efficiency; and (iii) higher PIS/COFINS tax expenses of US$ 17 million.

Finally, other operating income increased by US$ 2 million, explained by higher construction revenues of US$ 12 million, stemming from the application of IFRIC 12 “Services Grant Agreements” (“IFRIC 12”) and US$ 5 million in other revenues from fines and penalties to clients. This increase was offset by US$ 15 million of lower revenues due to the devaluation of the Brazilian real against the U.S. dollar.

•	Operating revenues from Enel Distribution Ceara decreased by US$ 38 million, or 2.7%, in 2019, mostly due to:

o

A decrease of US$ 17 million in revenues from other services as a result of (i) US$ 10 million in lower revenues from tolls from unregulated clients and (ii) US$ 7 million due to lower currency translation effects as a result of the devaluation of the Brazilian real against the U.S. dollar.

o

A decrease of US$ 58 million in other operating income, mainly due to US$ 39 million from lower construction revenue from the application of IFRIC 12 and US$ 19 million due to lower currency translation effects as the result of the devaluation of the Brazilian real against the U.S. dollar.

o

An increase of US$ 35 million in energy sales, mainly due to (1) US$ 104 million in higher revenues from the tariff adjustment applied since April 2019,  (2) US$ 32 million from an increase in physical sales of energy (343 GWh), and (3) US$ 20 million in higher revenues from research and development, partially offset by (1) US$ 79 million from lower currency translation effects, due to the devaluation of the Brazilian real against the U.S. dollar and (2) US$ 41 million in lower revenues derived from the net effect of our regulatory assets and liabilities.

•

Operating revenues from Enel Distribution Goias increased by US$ 3 million, or 0.2%, which is mainly explained by (i) US$ 58 million in higher energy sales as a result of higher physical sales (504 GWh) of US$ 43 million and tariff increases of US$ 15 million and (ii) a US$ 42 million increase in other services mainly explained by an increase in toll revenues due to tariff readjustments for unregulated clients, which increased compared to 2018. Other operating income increased by US$ 46 million from higher construction revenues from the application of IFRIC 12. This increase was partially offset by US$ 115 million in lower translation effects due to the 8% devaluation of the Brazilian real against the U.S. dollar and US$ 28 million in lower revenues from fines to customers for late payment of invoices and work services to third parties.

•

Operating revenues from Enel Distribution Sao Paulo was US$ 3,721 million and increased US$ 1,262 million, or 51.3%, compared to 2018. Only six months of results during 2018 were consolidated at the level of Enel Américas. The main variations are explained by (i) an increase in energy sales of US$ 1,226 million, due to higher physical sales of US$ 1,194 (18,455 GWh) and from the tariff adjustment applied since July 2019 for US$ 32 million; (ii) US$ 194 million in revenues from other services that correspond to toll service revenues; and (iii) other operating income of US$ 25 million, mainly from the update of special obligations totaling US$ 32 million and US$ 14 million from fines to customers for late payment of invoices, offset by a lower construction revenues from the application of IFRIC 12 of US$ 22 million.

These increases were partly offset by lower revenues of US$ 183 million as a result of the translation effects originating in the devaluation of the Brazilian real against the U.S. dollar.

In Colombia, operating income from Codensa decreased by US$ 49 million in 2019, or 2.8%, mainly explained by US$ 172 million from lower conversion effects, due to the 11.1% devaluation of the Colombian peso against the U.S. dollar. This was partially offset by (i) a US$ 86 million increase mainly due to a higher average price from energy sales for US$ 79 million and a US$ 7 million increase from physical sales (283 GWh); (ii) a US$ 28 million increase attributable to revenue from the rental of posts and ducts, lines, and networks; and (iii) a US$ 8 million increase in fines and penalties to customers.

In Peru, operating income from Enel Distribution Peru increased by US$ 37 million, principally explained by higher energy sales of US$ 61 million, of which US$ 43 million are due to tariff increases and US$ 18 million due to higher physical sales (166 GWh). The increases were partially offset by US$ 14 million related to lower translation effects due to the 1.7% devaluation of the new Peruvian sol against the U.S. dollar and a decrease in revenues of US $7 million, mainly due to lower public investments and lower requirements from private customers for investments in distribution networks.

Total Operating Costs

Total operating costs consist primarily of energy purchases from third parties, fuel consumption, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries, and administrative and selling expenses.

The following table sets forth consolidated operating costs for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018	Change	Change
	(in millions of US$)			(in %)
Energy purchases	6,097	5,655	442	7.8
Fuel consumption	277	227	50	22.1
Transportation costs	1,111	944	166	17.6
Other raw materials and combustibles	1,056	1,123	(67)	(5.9)
Other expenses (1)	1,151	1,021	130	12.7
Employee benefit expense and other (1)	628	662	(34)	(5.2)
Depreciation, amortization and impairment losses (1)	1,225	923	302	32.7
Total Operating Cost	11,545	10,555	990	9.4

(1)	Corresponds to selling and administration expenses

The following table sets forth our total operating costs (excluding selling and administrative expenses) by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018	Change	Change
	(in millions of US$)			(in %)

Generation and Transmission Business in Argentina	130	40	90	225.0
Costanera	69	15	54	351.8
El Chocón	6	5	1	28.4
Dock Sud	54	21	33	156.7
Other	1	(1)	2	(200.0)
Generation and Transmission Business in Brazil	419	574	(156)	(27.3)
Cachoeira Dourada	395	418	(23)	(5.5)
Fortaleza	183	207	(24)	(11.6)
Cien	1	2	(1)	(50.0)
EGP Volta Grande	43	11	32	304.0
Other	(203)	(64)	(139)	(219.1)
Generation and Transmission Business in Colombia	466	478	(12)	(2.6)
Emgesa	466	478	(12)	(2.6)
Generation and Transmission Business in Peru	204	188	16	8.6
Enel Generation Peru	178	164	14	8.6
Enel Generation Piura	28	26	2	7.7
Other	(1)	(2)	1	70.2
Total Generation and Transmission Business reportable segment	1,219	1,281	(62)	(4.8)

Distribution Business in Argentina	774	729	45	6.1
Edesur	774	729	45	6.1
Distribution Business in Brazil	5,820	5,084	736	14.5
Enel Distribution Rio	1,029	1,027	2	0.2
Enel Distribution Ceara	992	1,037	(45)	(4.3)
Enel Distribution Goias	1,100	1,106	(6)	(0.5)
Enel Distribution Sao Paulo	2,699	1,914	785	41.0
Distribution Business in Colombia	962	1,033	(71)	(6.9)
Codensa	962	1,033	(71)	(6.9)
Distribution Business in Peru	619	611	8	1.4
Enel Distribution Peru	619	611	8	1.4
Total Distribution Business reportable segment	8,175	7,457	718	9.6
Less: consolidation adjustments and non-core activities	(853)	(789)	(64)	8.1
Total operating costs (excluding selling and administrative expenses)	8,541	7,949	592	7.4

Generation and Transmission Business: Operating Costs

In Argentina, operating costs increased US$ 90 million, or 225%, mainly due to:

•

Operating costs of Costanera increased by US$ 54 million in 2019, mainly due to (i) higher gas consumption totaling US$ 36 million as a result of Resolution No. 70/2018, which established that commercial fuel management ceased to be the exclusive domain of the dispatch agency (CAMMESA) and resulted in commercial fuel management being undertaken by Costanera itself since December 2018, (ii) US$ 17 million in higher costs associated with the IAS 29 inflation adjustment, (iii) a US$ 6 million increase in variable provisions and services related to an increase in production; and (iv) higher third-party costs associated with the purchase of US$ 1 million of fuel. The cost increase was offset by US$ 6 million in lower costs attributable to the devaluation of the Argentine peso against the U.S. dollar.

•

Operating costs of Dock Sud increased by US$ 33 million in 2019, mainly due to (i) higher gas consumption costs of US$ 30 million as a result of Resolution No. 70/2018, which established that commercial fuel management ceased to be the exclusive domain of the dispatch agency (CAMMESA), and resulted in commercial fuel management being undertaken by Dock Sud itself since December 2018; (ii) US$ 9 million in higher costs associated with the IAS 29 inflation adjustment; and (iii) US$ 3 million in higher gas transport costs. The cost increase was offset by US$ 9 million in lower costs attributed to the devaluation of the Argentine peso against the U.S. dollar.

In Brazil, operating costs decreased by US$ 156 million, or 27.3%, which is explained by:

•

Operating costs from Cachoeira Dourada decreased by US$ 23 million in 2019, mostly due to a US$ 30 million decrease in the translation effect as a result of the devaluation of the Brazilian real against the U.S. dollar, offset by higher energy purchases of US$ 28 million, an increase of 4,287 GWh, and lower average energy prices of US$ 21 million.

•

Operating costs from Fortaleza decreased by US$ 24 million, mainly due to (i) lower energy purchases of US$ 51 million as a result of lower average energy prices of US$ 55 million and higher physical purchases for US$ 4 million (1,388 GWh) and (ii) US$ 14 million in lower costs related to the devaluation of the Brazilian real against the U.S. dollar. The cost decrease was partially offset by US$ 42 million in higher gas consumption due to the restitution of the Petrobras service.

•

Operating costs from EGP Volta Grande increased by US$ 32 million, which corresponds to higher physical purchases of US$17 million (554 GWh) to cover demand and higher average energy prices of US$15 million.

•	Other operating costs decreased US$ 139 million due to energy purchases and sales transactions between our generation companies in Brazil.

In Colombia, operating costs from Emgesa decreased by US$ 12 million in 2019, mainly explained by (i) US$ 48 million due to lower effect of the translation effects from the devaluation of the Colombian peso against the U.S. dollar. The cost decrease was offset by higher energy purchases of US$ 37 million as a result of higher energy prices of US$ 80 million, offset by US$ 41 million for lower physical purchases (1,122 GWh) in the spot market.

In Peru, operating costs from Enel Generation Peru increased by US$ 14 million in 2019 as a result of a US$ 11 million increase in tolls costs, due to non-compensable items determined by COES and a US$ 3 million increase related to natural gas purchases.

Distribution Business: Operating Costs

In Argentina, operating costs of Edesur increased by US$ 44 million, or 6.1%, in 2019, explained mainly by US$ 320 million due to an increase in energy purchases, mainly due to price increases related to the country's internal inflation and US$ 61 million in higher costs due to the inflation adjustment associated with the application of IAS 29~~.~~ The cost increase was partially offset by lower translation effects totaling US$ 321 million as a result of the devaluation of the Argentine peso against the U.S. dollar and lower physical purchases of US$ 16 million (767 GWh).

In Brazil, operating costs increased by US$ 736 million, or 14.5%, in 2019, explained by:

(i)

Operating costs from Enel Distribution Ceara decreased by US$ 45 million in 2019, which is mainly explained by US$ 77 million due to lower translation effects because of the devaluation of the Brazilian real against the U.S. dollar, a US$ 39 million decrease in construction costs from the application of IFRIC 12, and US$ 3 million in lower transport costs. This decrease was offset by US$ 74 million from higher energy purchases due to higher demand totaling US$ 60 million and higher prices from regulated industrial tariffs totaling US$ 14 million.

(ii)

Operating costs from Enel Distribution Goias decreased by US$ 6 million in 2019, explained by (i) US$ 82 million from lower translation effects due to the devaluation of the Brazilian real against the U.S. dollar and (ii) US$ 9 million from lower transport costs. This decrease was partially offset by (i)

an increase in other variable supplies and services of US$ 46 million, mainly for lower construction costs from the application of IFRIC 12, and other third-party services totaling US$ 1 million, and (ii) higher energy purchases totaling US$ 38 million to meet increased demand.

(iii)

Operating costs from Enel Distribution Sao Paulo increased by US$ 785 million increase in 2019, mainly explained by (i) energy purchases of US$ 783 million due to higher physical purchases of US$ 646 million (19,930 GWh) and higher energy prices of US$ 137 million, and (ii) a US$ 167 million increase in transport costs. The cost increase above was offset by lower costs of US$ 142 million due to the translation effects due to the devaluation of the Brazilian real against the U.S. dollar and lower costs for other variable supplies and services totaling US$ 23 million that mainly relate to the application of IFRIC 12.

In Colombia, operating costs of Codensa decreased by US$ 71 million, or 6.9%, in 2019, mainly explained by US$ 104 million in lower translation effects due to the devaluation of the Colombian peso against the U.S. dollar. The cost increase was partially offset by (i) a US$ 12 million increase in energy purchases, mainly due to a higher average price of energy, (ii) a US$ 11 million increase in transport costs, and (iii) a US$ 11 million increase in variable services and supplies for line connections and maintenance charges.

In Peru, operating costs of Enel Distribution Peru increased by US$ 8 million, or 1.4%, in 2019, mainly explained by US$ 13 million from higher energy purchases to cover demand and US$ 5 million of higher variable costs for line connections and maintenance charges, offset by a decrease of US$ 10 million from the devaluation of the new Peruvian sol against the U.S. dollar.

Selling and Administrative Expenses

Selling and administrative expenses relate to salaries, and other compensation, depreciation, amortization and impairment losses, and office materials and supplies. The following table sets forth the selling and administrative expenses by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2019, and 2018:

	Year ended December 31,
	2019	2018	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	151	132	19	14.5
Costanera	85	58	27	45.6
El Chocón	23	29	(6)	(21.9)
Dock Sud	42	40	2	5.5
Other	1	4	(3.2)	(76.2)
Generation and Transmission Business in Brazil	71	68	3	3.7
Cachoeira Dourada	20	20	—	—
Fortaleza	26	21	5	26.6
Cien	20	25	(5)	(19.2)
EGP Volta Grande	4	3	1	51.4
Other	1	—	1	100
Generation and Transmission Business in Colombia	144	148	(4)	(2.8)
Emgesa	144	148	(4)	(2.8)
Generation and Transmission Business in Peru	137	139	(2)	(1.1)
Enel Generation Peru	108	116	(8)	(6.9)
Enel Generation Piura	21	22	(1)	(4.5)
Other	8	—	8	100
Total Generation and Transmission Business reportable segment	503	487	16	3.3

Distribution Business in Argentina	362	383	(21)	(5.4)
Edesur	362	383	(21)	(5.4)
Distribution Business in Brazil	1,628	1,230	398	32.4
Enel Distribution Rio	322	311	11	3.5
Enel Distribution Ceara	241	234	7	3.2
Enel Distribution Goias	422	278	144	51.9
Enel Distribution Sao Paulo	643	407	236	57.9
Distribution Business in Colombia	272	292	(20)	(7.0)
Codensa	272	292	(20)	(7.0)
Distribution Business in Peru	135	126	9	6.8
Enel Distribution Peru	135	126	9	6.8
Total Distribution Business reportable segment	2,397	2,031	366	18.0
Less: consolidation adjustments and non-core activities	104	87	17	19.0
Total selling and administrative expenses	3,004	2,606	398	15.3

Selling and administrative expenses increased in 2019 as compared to 2018, mainly due to the acquisition of Enel Distribution Sao Paulo in mid-2018; otherwise, our selling and administrative expenses would have decreased. The main changes are explained below.

Generation and Transmission Business

In Argentina, selling and administrative expenses increased US$19 million, or 14.5%, in 2019, mainly due to:

(i)

An impairment loss reversal of US$ 72 million from Costanera recorded in 2018, which includes a conversion difference of the Argentine peso against the U.S. dollar totaling US$ 28 million offset by (i) lower provisions for bad debts due to the application of IFRS 9 in 2018 for US$ 8 million, which includes a translation difference of the Argentine peso against the U.S. dollar totaling US$ 3 million, and (ii) lower depreciations of US$ 39 million, mainly due to the translation effects of the Argentine peso against the U.S. dollar.

(ii)	A decrease from El Chocón of US$ 6 million, mainly explained by the nonrecurrence of a US$ 4 million impairment recorded in 2018.

Distribution Business

In Argentina, staff expenses from Edesur decreased by US$ 52 million in 2019, which corresponds to (i) US$ 63 million in lower translation effects as a result of the devaluation of the Argentine peso against the U.S. dollar and (ii) US$ 12 million from the increase in labor costs. The decrease in expenses was partially offset by (i) US$ 19 million in salary increases mainly due to inflation and (ii) a US$ 4 million increase from the update of staff cost increases from the application of IAS 29.

Other expenses increased by US$ 36 million in 2019, mainly due to higher costs for services of network maintenance and network renewal and others totaling US$ 74 million, and US$ 11 million in higher expense by nature due to the IAS 29 inflation adjustment, offset by lower translation effects of US $ 50 million due to the devaluation of the Argentine peso against the U.S. dollar.

       Additionally, provisions for bad debts decreased US$ 6 million due to the application of IFRS 9 in 2018.

In Brazil, selling and administrative expenses increased by US$ 398 million, or 32.4%, in 2019, primarily due to the following:

(i)

Impairments from Enel Distribution Goias increased US$ 107 million, primarily due to US$ 111 million associated with accounts receivable in the State of Goiás. These receivables are linked to the Goiás Distribution Contribution Fund (FUNAC), created by the State of Goiás in order to gather and allocate financial resources for reimbursement to Enel Distribution Goiás of contingency payments of any nature originating until the transfer to Eletrobrás of shareholding control, which occurred in January 2015.

(ii)

Other expenses from Enel Distribution Goias increased by US$ 48 million, mainly due to higher costs of services for meter reading, client assistance, and other related services totaling US$ 58 million, offset by US$ 10 million from lower translation effects due to the devaluation of the Brazilian real.

(iii)

Staff costs from Enel Distribution Sao Paulo increased US$ 44 million in 2019, and other expenses increased US$ 38 million, mainly due to higher third-party service costs for the maintenance of lines and networks and other services.

In Colombia, selling and administrative expenses from Codensa decreased US$ 20 million, or 7%, in 2019, mainly due to a decrease of US$ 11 million in other expenses due to the lower translation effects from the devaluation of the Colombian peso against the U.S. dollar and an US$ 8 million impairment loss reversal associated with the Rio Negro Power Plant.

In Peru, selling and administrative expenses from Enel Distribution Peru increased US$ 9 million, or 6.8%, in 2019, mainly due to (i) higher depreciation expenses of US $ 5 million due to higher activations; (ii) an increase of US$ 3 million in other expenses, mainly due to higher costs related to third-party service costs for line and network maintenance and other services; and (iii) an increase of US$ 1 million in staff expenses as a result of the end of contract payments.

Operating Income

The following table sets forth our operating income by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	155	156	(1)	(0.4)
Costanera	60	89	(29)	(32.8)
El Chocón	43	33	10	30.3
Dock Sud	51	34	17	50.3
Other	1	—	1	100
Generation and Transmission Business in Brazil	288	211	77	36.7
Cachoeira Dourada	79	102	(23)	(22.8)
Fortaleza	100	(16)	116	706.7
Cien	50	56	(6)	(11.1)
EGP Volta Grande	60	69	(9)	(12.6)
Other	(1)	—	(1)	100
Generation and Transmission Business in Colombia	637	633	4	0.6
Emgesa	637	633	4	0.6
Generation and Transmission Business in Peru	255	269	(15)	(5.5)
Enel Generation Peru	222	239	(17)	(7.1)
Enel Generation Piura	33	30	3	9.9
Other	—	—	—	n.a
Total Generation and Transmission Business reportable segment	1,335	1,269	65	5.1

Distribution Business in Argentina	211	78	133	170.5
Edesur	211	78	133	170.5
Distribution Business in Brazil	707	608	99	16.2
Enel Distribution Rio	164	173	(9)	(5.0)
Enel Distribution Ceara	141	140	1	0.7
Enel Distribution Goias	23	158	(135)	(85.4)
Enel Distribution Sao Paulo	379	138	241	175.2
Distribution Business in Colombia	431	389	42	10.8
Codensa	431	389	42	10.8
Distribution Business in Peru	196	176	20	11.5
Enel Distribution Peru	196	176	20	11.5
Total Distribution Business reportable segment	1,545	1,251	294	23.5
Less: consolidation adjustments and non-core activities	(111)	(85)	(26)	30.2
Total operating income	2,769	2,435	334	13.7

Generation and Transmission Business

In Argentina, operating income in 2019 was stable compared to 2018, mainly due to the effects of the devaluation of the Argentine peso against the U.S dollar on Costanera, which was offset by the increase in income in El Chocón and Dock Sud, explained by the translation of sales to the U.S. dollar and income associated with the IAS 29 inflation adjustment.

In Brazil, operating income increased US$ 78 million, or 37.3%, in 2019 compared to 2018, mainly due to higher energy sales of Fortaleza as a result of higher demand, which was partially offset by the decrease in operating income in Cachoeira Dourada, EGP Volta Grande and Cien due to the devaluation of the Brazilian real against the U.S. dollar.

In Peru, operating income decreased US$ 15 million, or 5.5%, in 2019 compared to 2018, mainly due to a decrease in income for provisions that were recognized in 2018 related to the accidents in Central Térmica Ventanilla, Callahuanca, and Central Santa Rosa.

In Colombia, operating income increased US$ 4 million, or 0.6%, in 2019, mainly due to tariff increases, offset by lower physical sales and the effects of currency translation due to the devaluation of the Colombian peso against the U.S. dollar.

Distribution Business

Operating income increased US$ 293 million, or 23.4%, in 2019 compared to 2018, mainly due to the following:

In Argentina, operating income from Edesur increased US$ 133 million as a result of the regulatory agreement signed between Edesur and the Argentine National State, which settled the outstanding reciprocal claims arising in the transition period 2006-2016.

In Brazil, operating income from Enel Distribution Sao Paulo increased US$ 241 million as a result of higher energy sales and the effect of the tariff adjustment applied since July 2019. This was partially offset by the decrease in operating income of US$ 135 million in Enel Distribution Goias due to the effect of the 8% devaluation of the Brazilian real and the impairment loss of accounts receivable from the State of Goiás.

In Colombia, operating income from Codensa increased US$ 142 million due to higher energy sales and higher average sales prices, despite the lower translation effects due to the 11.1% devaluation of the Colombian peso against the U.S. dollar.

In Peru, operating income from Enel Distribution Peru increased US$ 20 million, explained by higher energy sales and higher average sales prices.

Other Results

The following table sets forth the other results for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018	Change	Change
	(in millions of US$)			(in %)
Financial results
Financial income	450	358	92	25.6
Financial costs	(1,088)	(1,072)	(16)	1.5
Results for Hyperinflation	124	270	(146)	(54.0)
Net foreign currency exchange gains (losses)	137	111	26	23.4
Total	(377)	(333)	(44)	(13.2)

Other
Other gains (losses)	14	1	13	1,300
Share of the profit of associates and joint ventures accounted for using the equity method	—	2	(2)	(100)
Total	14	3	11	366.7
Total other results	(363)	(330)	(33)	(10.0)

Financial Results

Our net total financial results in 2019 decreased by US$ 44 million compared to the loss registered in 2018. The variation is mainly explained by:

(i)	a decrease of US$ 146 million in results for hyperinflation explained by:

•	the application of IAS 29 in Argentina, which resulted in adjustments to the profit; and

•	the application of inflation to non-monetary assets, liabilities, and results that are not determined on a current basis and translated to U.S. dollars at the year-end exchange rate.

(ii)	an increase in financial income of US$ 92 million, mainly due to:

•	an increase of US$ 52 million in income from Enel Distribution Sao Paulo due to a full year of income compared to only seven months in 2018, mainly from the application of IFRIC 12 of US$ 51 million;

•	an increase of US$ 42 million in income in Argentina, mainly from accounts receivable from VOSA;

•	an increase of US$ 14 million in the income from Fortaleza from financial updates of PIS/COFINS taxes receivable; and

•	a decrease in income as a result of the translation effects of the functional currencies of our foreign subsidiaries to the U.S. dollar, mainly the Argentine peso amounting to US$ 16 million.

(iii)	an increase of US$ 16 million in financial costs mainly attributable to:

•	an increase in financial costs in Enel Brasil of US$ 84 million related to the debt with Enel Finance International for the purchase of Enel Distribution Sao Paulo;

•	an increase of US $ 25 million related to the subsidiaries due to the update of the post-employment benefit obligations;

•	a decrease of US $ 55 million in financial costs related to the financial debt of banks, bonds, and financial leasing;

•	a decrease of US $ 27 million in financial costs from updating provisions for legal claims; and

•	a decrease of US $ 20 million in financial debts of Argentine subsidiaries for its debt to CAMMESA.

(iv)	an increase of US$ 26 million in foreign currency exchange gains, mainly due to:

•

an increase of US$ 48 million in positive change related to receivables in foreign currencies for VOSA credits in Argentina, of which El Chocón is responsible for US$ 20 million, Costanera for US$ 19 million, and Dock Sud for US$ 9 million;

•	an increase of US$ 47 million in positive exchange rates for transactions between related companies and denominated in U.S. dollars for financing provided by Enel Américas to Enel Brasil; and

•	a decrease of US$ 69 million as a result of the devaluation of the Argentine peso against the U.S. dollar.

Other Non-Operating Results

Other non-operating results increased in 2019 for the sales of assets by Enel Distribution Peru.

Income Taxes

Total income tax expense decreased US$ 202 million in 2019 compared to 2018, explained by:

(i)	a decrease of US$ 478 million in tax expense from Enel Distribution Sao Paulo, resulting from the nonrecurring tax benefit from its downstream merger with Enel Sudeste in 2018;

(ii)

a decrease of US$ 30 million from El Chocón, explained by the effects of the devaluation of the Argentine peso against the U.S. dollar by US$ 19 million and lower taxes by US$ 11 million due to lower results compared to 2018;

(iii)	a decrease of US$ 25 million in tax expense from Dock Sud, mainly explained by a tax benefit originated by the revaluation of its fiscal non-monetary assets and liabilities;

(iv)

a decrease of US$ 25 million in tax expense from Edesur, mainly the result of US$ 39 million from the effects of the devaluation of the Argentine peso against the U.S. dollar, offset by an increase of US$ 14 million in expenses due to better financial results in 2019 compared to 2018; and

(v)	a decrease of US$ 17 million in tax expense from Enel Américas, mainly due to tax refunds from taxes paid in previous periods and a higher tax credit in 2019.

The foregoing was partially offset by higher tax expenses from:

(i)

Enel Distribution Goias for US$ 307 million, due to the recognition of deferred tax assets on the tax loss of US$ 347 million registered in 2018, offset by lower taxes registered as a result of the impairment of the account receivable from the State of Goiás (FUNAC) for US$ 37 million;

(ii)	Fortaleza for US$ 43 million, due to better financial results in 2019 compared to 2018;

(iii)	Enel Brasil for US$ 30 million, due to the effects of the variation of the exchange rate and tax losses; and

(iv)

Costanera for US$ 7 million, mainly explained by the effect of higher deferred tax expense due to the non-application of the reduction of the tax rate in the tax reform from 30% to 25%, initially planned for 2019 but that was postponed until 2022.

The effective or statutory tax rate was 9.8% in 2019 and 20.8% in 2018. This decrease is mainly due to the recognition of deferred tax assets in Enel Distribution Goias and in Enel Distribution Sao Paulo due to the recognition of deferred tax assets that arose from the merger with Enel Sudeste.

The following table sets forth the tax effect of rates applied in other countries that result in a difference between domestic or nominal tax rates in Chile (5.2% for 2019 and 6.6% for 2018) and tax rates enacted in each foreign jurisdiction:

	Nominal Tax Rates (%)		Tax effect of rates applied in other countries (in millions of US$)
	2019	2018	2019	2018
Argentina	30.0	30.0	(18.1)	(15.9)
Brazil	34.0	34.0	(41.8)	(26.3)
Colombia	33.0	37.0	(55.7)	(86.3)
Peru	29.5	29.5	(10.3)	(11.3)
Total			(125.9)	(139.8)

Net Income

The following table sets forth our consolidated income before income taxes, income taxes and net income for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018	Change	Change
	(in millions of US$)			(in %)
Operating income	2,769	2,435	335	13.8
Other results	(363)	(330)	(33)	10.1
Income before income taxes	2,406	2,105	301	14.3
Income taxes	(236)	(438)	202	46.0
Net Income	2,170	1,667	503	30.3
Income	—	—	—	—
Net income attributable to:	2,170	1,667	503	30.3
Net income attributable to the parent company	1,614	1,201	413	34.4
Net income attributable to non-controlling interests	556	466	91	19.3

3.Analysis of Results of Operations for the Years Ended December 31, 2018 and 2017.

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

The following table sets forth the revenues and other operating income by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	328	300	28	9.4
Costanera	163	152	10	6.9
El Chocón	67	58	9	14.8
Dock Sud	95	88	7	7.6
Other	3	1	2	280.2
Generation and Transmission Business in Brazil	853	829	25	3.0
Cachoeira Dourada	540	503	37	7.4
Fortaleza	212	261	(50)	(19.1)
Cien	83	89	(6)	(6.9)
EGP Volta Grande	82	9	73	858.8
Other	(63)	(33)	(30)	90.9
Generation and Transmission Business in Colombia	1,259	1,160	100	8.6
Emgesa	1,259	1,160	100	8.6
Generation and Transmission Business in Peru	596	730	(134)	(18.4)
Enel Generation Peru	522	646	(124)	(19.1)
Enel Generation Piura	78	87	(9)	(10.7)
Other	(4)	(3)	(1)	24.3

Total Generation and Transmission Business reportable segment	3,037	3,020	17	0.6

Distribution Business in Argentina	1,190	1,223	(33)	(2.7)
Edesur	1,190	1,223	(33)	(2.7)
Distribution Business in Brazil	6,922	4,613	2,309	50.0
Enel Distribution Rio	1,511	1,646	(135)	(8.2)
Enel Distribution Ceara	1,411	1,450	(40)	(2.7)
Enel Distribution Goias	1,542	1,517	25	1.6
Enel Distribution Sao Paulo	2,459	—	2,459	n.a.
Distribution Business in Colombia	1,714	1,538	176	11.4
Codensa	1,714	1,538	176	11.4
Distribution Business in Peru	913	879	34	3.8
Enel Distribution Peru	913	879	34	3.8
Total Distribution Business reportable segment	10,739	8,253	2,486	30.1
Less: consolidation adjustments and non-core activities	(786)	(834)	48	5.8
Total Revenues and other operating income	12,990	10,438	2,552	24.4

Generation and Transmission Business: Revenues

In Argentina, revenues increased by US$ 28 million, or 9.4%, primarily explained by:

•

Revenues and other operating income from Costanera increased in 2018, despite lower physical sales of 752 GWh, or 9.6%, compared to 2017 generation, mainly due to (i) US$ 76 million of higher revenues attributable to increase in tariff remuneration due to Resolution No. 19, which was applied as of February 2017, and (ii) US$ 23 million of revenues from the CPI update, as a result of the application of IAS 29 in Argentina. This was partially offset by US$ 85 million of lower revenues as a result of the devaluation of the Argentine peso against the U.S. dollar experienced during 2018 and to the change in the conversion methodology due to the application of IAS 29 in Argentina moving from average exchange rate to closing exchange rate, as indicated by IAS 21 for hyperinflationary economies.

•

Revenues and other operating income from El Chocón increased in 2018, mainly due to (i) a US$ 25 million increase in tariff remuneration associated with Resolution No. 19 and contracted prices indexed to the U.S. dollar, (ii) a US$ 5 million increase due to higher physical sales of 846 GWh explained by better hydrological conditions and generation, and (ii) a US$ 11 million increase from the CPI update, as a result of the application of IAS 29 in Argentina. This was partially offset by a US$ 32 million decrease as a result of the devaluation of the Argentine peso against the U.S. dollar and to the application of IAS 29.

•

Revenues and other operating income from Dock Sud increased in 2018, despite the lower physical sales of 994 GWh due to the unavailability of unit 9 for five months. The increase is principally due to a US$ 45 million increase attributable to higher tariffs due to Resolution No. 19 in effect since 2017 and the recognition of other operating income from fire insurance compensation of US$ 11 million associated with unit 9. This was partially offset by US$ 49 million of lower revenues as a result the devaluation of the Argentine peso against the U.S. dollar and the application of IAS 29.

In Brazil, revenues and other operating income increased by US$ 25 million, or 3.1%, largely explained by:

•

Revenues from EGP Volta Grande increased by US$ 73 million due to higher energy sales of 1,239 GWh, compared to 2017. In 2017, EGP Volta Grande contributed only US$ 9 million because it reflected only one month of income given its acquisition on November 30, 2017.

•

This increase was partially offset by US$ 50 million lower revenues from Fortaleza in 2018 mostly due to a (i) US$ 33 million decrease as a result of the 14.3 % devaluation of the Brazilian real against the U.S. dollar, (ii) US$ 15 million lower revenues as a result of a lower recognition of Provin, a tax incentive for industrial developments, and (iii) US$ 5 million decrease as a result of lower energy sales of 161 GWh. This was partially offset by recognition of other operating income of US$ 3 million from insurance compensation.

•

Physical energy sales of Cachoeira Dourada increased by 8,571 GWh, or 90% higher than in 2017, an increase of US$ 100 million, explained by much higher trading activity with purchases in the spot market and prices in reais. However, revenues increased by only 7.4% because of the accounting effect of the 14.3% devaluation of the Brazilian real against the U.S. dollar.

In Colombia, revenues and other operating income from Emgesa increased in 2018 mainly due to (i) a US$ 64 million associated with tariff increases, (ii) US$ 24 million due to higher physical sales of 388 GWh and (iii) a US$ 12 million increase due to compensations for lost profits for an accident in the Chivor tunnel, which affected the Guavio plant.

In Peru, revenues and other operating income decreased by US$ 134 million, or 18.4%, mainly explained by US$ 145 million of toll revenues in 2017 due to toll revenues no longer being considered an item of revenue in 2018 as a result of the application of IFRS 15 beginning January 1, 2018. The principal effect of the application of IFRS 15 is the settlement of toll revenues and costs because they are passed through to customers. This impact was offset by (i) a provision for material damage and loss of profits associated with the Ventanilla power plant rotor totaling US$ 8 million and an insurance provision of US$ 6 million associated with turbine TG-7 of the same power plant, and (ii) provision for the accident in the Callahuanca loading chamber of US$ 2 million. This was offset by a lower provision for material damage and loss of profits of US$ 17 million, related to the weather emergency in 2017, affecting several of our plants.

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

In Brazil, revenues and other operating income increased by US$ 2,309 million, or 50.0%, explained by:

•

Revenues and other operating income from Enel Distribution Sao Paulo contributed US$ 2,459 million to our consolidated revenues and other operating income as a result of our acquisition and consolidation of the company since June 2018. Enel Distribution Sao Paulo’s revenues were mainly comprised of (i) US$ 2,023 million in energy sales equivalent to 24,693 GWh of physical sales, (ii) other service provision of US$ 192 million corresponding to revenues from toll services and (iii) US$ 244 million from other operating income of which US$ 225 million is mainly explained by revenues related to concession contracts accounted for under IFRIC 12, and US$ 19 million of customer fines.

•

This increase was partially offset by lower revenues and other operating income from Enel Distribution Rio in 2018, principally due to (i) a US$ 204 million decrease as a result of the devaluation of the Brazilian real against the U.S. dollar, (ii) a US$ 86 million in lower tax revenue received from research and development in energy efficiency, (iii) a US$ 78 million decrease in revenues related to concession contracts accounted for under IFRIC 12, which was compensated by  (x)  a  US$ 194 million increase due to tariff recovery, (y) a US$ 30 million increase from tolls and (z) a US$ 11 million increase from higher non-billed energy sales.

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

The following table sets forth consolidated operating costs for the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017	Change	Change
	(in millions of US$)			(in %)
Energy purchases	5,738	3,940	1,797	45.6
Fuel consumption	227	229	(2)	(1.1)
Transportation costs	1,055	634	421	66.4
Other raw materials and combustibles	1,123	1,079	44	4.0
Other expenses (1)	1,021	943	78	8.3
Employee benefit expense and other (1)	662	665	(2)	(0.3)
Depreciation, amortization and impairment losses (1)	923	728	195	26.8
Total Operating Cost	10,750	8,219	2,531	30.8

(1)	Corresponds to selling and administration expenses.

The following table sets forth our total operating costs (excluding selling and administrative expenses) by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	40	25	15	60.0
Costanera	15	9	7	77.3
El Chocón	5	7	(2)	(31.6)
Dock Sud	21	12	9	74.3
Other	(1)	(3)	2	61.1
Generation and Transmission Business in Brazil	574	490	84	17.1
Cachoeira Dourada	418	372	45	12.2
Fortaleza	207	147	61	41.5
Cien	2	3	(1)	(38.7)
EGP Volta Grande	11	1	10	1,302.6
Other	(64)	(32)	(31)	97.8
Generation and Transmission Business in Colombia	478	396	82	20.7
Emgesa	478	396	82	20.7
Generation and Transmission Business in Peru	188	348	(160)	(46.0)
Enel Generation Peru	164	314	(150)	(47.8)
Enel Generation Piura	26	38	(12)	(31.6)
Other	(2)	(3)	1	(33.3)
Total Generation and Transmission Business reportable segment	1,281	1,259	22	1.7

Distribution Business in Argentina	729	687	42	6.1
Edesur	729	687	42	6.1
Distribution Business in Brazil	5,084	3,323	1,761	53.0
Enel Distribution Rio	1,027	1,190	(163)	(13.7)
Enel Distribution Ceara	1,037	1,019	18	1.7
Enel Distribution Goias	1,106	1,114	(8)	(0.7)
Enel Distribution Sao Paulo	1,914	—	1,914	n.a.
Distribution Business in Colombia	1,033	867	166	19.1
Codensa	1,033	867	166	19.1
Distribution Business in Peru	611	579	32	5.5
Enel Distribution Peru	611	579	32	5.5
Total Distribution Business reportable segment	7,457	5,456	2,001	36.7
Less: consolidation adjustments and non-core activities	(789)	(832)	43	5.2
Total operating costs (excluding selling and administrative expenses)	7,949	5,883	2,066	35.1

Generation and Transmission Business: Operating Costs

In Argentina, operating costs increased US$ 15 million, or 60%, mainly due to:

•

Operating costs of Dock Sud increased in 2018 mainly due to US$ 9 million of higher gas consumption costs due to Resolution No. 70/2018, which established that the commercial management of the fuel is no longer a CAMMESA responsibility, and now it is managed by generation companies themselves.

•

Operating costs of Costanera increased during 2018, mainly explained by US$ 10 million higher gas consumption, as a consequence of Resolution No. 70/2018, partially offset by a US$ 3 million reduction due to the application of IAS 21 in hyperinflationary economies, which also decreased El Chocón’s operating costs by US$ 2 million.

In Brazil, operating costs increased by US$ 84 million, or 17.1%, which is explained by:

•

Operating costs of Fortaleza increased in 2018 mainly attributable to a US$ 124 million increase in energy purchases due to the gas supply interruption caused by Petrobras, which forced Fortaleza to buy the energy in the market in order to fulfill customer contracts. This was partially offset by lower fuel consumption of US$ 43 million and a US$ 20 million decrease stemming from the depreciation of the Brazilian real against the U.S. dollar.

•

Operating costs of Cachoeira Dourada increased in 2018 mostly comprised of a US$ 90 million increase due to higher energy purchases for 8,465 GWh as a result of higher sales to unregulated customers, offset by a US$ 45 million decrease due to the depreciation of the Brazilian real against the U.S. dollar.

In Colombia,  Emgesa operating costs increased in 2018 mainly due to (i) US$ 27 million in increased energy purchases explained by US$ 68 million due to higher energy purchases of 1,100 GWh in the spot market, offset by US$ 41 million in purchase price reduction in the spot market,(ii) a US$ 22 million increase in fuel consumption, related to higher thermal generation, (iii) a US$ 15 million increase in transportation costs due to client increase in the unregulated market and (iv) a US$18 million increase from other supplies, mainly from higher gas costs.

In Peru, Enel Generation Peru operating costs decreased in 2018 mainly due to (i) US$ 145 million of toll costs in 2017 due to toll costs no longer being considered an item of operating costs in 2018 as a result of the application of IFRS 15 beginning January 1, 2018. The principal effect of the application of IFRS 15 is the settlement of toll revenues and costs because they are passed through to customers. A US$ 8 million decrease in energy purchases in 2018 also contributed to the decrease.

Distribution Business: Operating Costs

In Argentina, operating costs of Edesur increased in 2018 by US$ 42 million, or 6.1%, primarily due to (i) a US$ 383 million increase in energy purchases of which US$ 264 million are related to the price increase and US$ 119 million to higher costs from the update of the CPI due to the application of IAS 29, (ii) a US 27 million increase in higher transportation costs mainly due to price increases and (iii) a US$ 16 million increase in generator equipment rentals. These increases were partly offset by US$ 384 million from the depreciation of the Argentine peso against the U.S. dollar and the application of IAS 21 for a hyperinflationary economy.

In Brazil, operating costs increased by US$ 1,761 million, or 53.0%, explained by:

•

Operating costs from Enel Distribution Sao Paulo contributed US$ 1,914 million to our consolidated operating costs as a result of our acquisition of Enel Distribution Sao Paulo in June 2018. Its operating costs were mainly comprised of: (i) US$ 1,439 from energy purchases to cover higher demand, (ii) US$ 249 million of transport cost and (iii) US$ 225 million of construction costs related to the concession contracts accounted for under IFRIC 12.

•

This higher operating costs were partially offset by lower operating costs from Enel Distribution Rio in 2018, which are mainly explained by: (i) a US$ 63 million decrease in energy purchases attributable to a US$ 95 million decrease due to the devaluation of the Brazilian real against the U.S. dollar, partially offset by a US$ 32 million increase due to higher prices for regulated industrial tariffs and hydrological risks costs; (ii) a US$ 122 million decrease in other variable supplies corresponding to (a) US$ 78 million lower construction costs related to concession contracts accounted for under IFRIC 12, (b) a US$ 39 million decrease due to the depreciation of the Brazilian real against the U.S. dollar and (c) US$ 5 million reduction associated with energy loss preventions. These decreases were partially offset by a US$ 22 million increase in energy transport costs due to the increased thermal generation of US$ 37 million offset by US$ 15 million due to the depreciation of the Brazilian real against the U.S. dollar.

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

The following table sets forth the selling and administrative expenses by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	132	160	(28)	(17.4)
Costanera	58	104	(45)	(43.7)
El Chocón	29	17	13	76.4
Dock Sud	40	37	3	7.9
Other	4	2	2	82.6
Generation and Transmission Business in Brazil	68	78	(9)	(11.7)
Cachoeira Dourada	20	24	(3)	(13.2)
Fortaleza	21	26	(5)	(20.8)
Cien	25	28	(3)	(10.3)
EGP Volta Grande	3	—	3	n.a.
Other	—	—	—	—
Generation and Transmission Business in Colombia	148	153	(5)	(3.0)
Emgesa	148	153	(5)	(3.0)
Generation and Transmission Business in Peru	139	154	(16)	(10.2)
Enel Generation Peru	116	131	(15)	(11.3)
Enel Generation Piura	22	23	(1)	(2.6)
Total Generation and Transmission Business reportable segment	487	544	(57)	(10.5)

Distribution Business in Argentina	383	385	(3)	(0.7)
Edesur	383	385	(3)	(0.7)
Distribution Business in Brazil	1,230	947	283	29.8
Enel Distribution Rio	311	346	(35)	(10.1)
Enel Distribution Ceara	234	239	(6)	(2.5)
Enel Distribution Goias	278	362	(84)	(23.1)
Enel Distribution Sao Paulo	407	—	407	n.a.
Distribution Business in Colombia	292	259	34	13.0
Codensa	292	259	34	13.0
Distribution Business in Peru	126	126	—	n.a.
Enel Distribution Peru	126	126	—	n.a.
Total Distribution Business reportable segment	2,031	1,718	314	18.3
Less: consolidation adjustments and non-core activities	87	74	13	17.7
Total selling and administrative expenses	2,606	2,336	270	11.6

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

In Brazil, selling and administrative expenses decreased during 2018 by US$ 9 million, which is explained by:

•

Lower depreciation of US$ 5 million in Fortaleza as a result of US$ 3.4 million of lower charges associated to the current base of fixed assets and US$ 1.8 million decrease due to the depreciation of the Brazilian real against the U.S. dollar.

•	A US$ 3 million decrease of Cachoeira Dourada’s selling and administrative expenses due to the depreciation of the Brazilian real against the U.S. dollar.

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

In Peru,  selling and administrative expenses of Enel Generation Peru decreased in 2018 mainly due to (i) a US$ 10 million impairment loss recorded in 2017 due to the deterioration of the Callahuanca power plant as a consequence of a weather emergency in March 2017, and (ii) a US$ 6 million decrease in depreciation expenses, of which US$ 3.9 million was related to lower depreciation expenses associated with the rotor of its Ventanilla plant and US$ 1 million of lower depreciation (only 3 months in 2017) associated with Callahuanca.

Distribution Business

In Argentina, selling and administrative expenses of Edesur remained relatively stable in comparison to 2017 despite the application of IAS 21 and IAS 29.

In Brazil, selling and administrative expenses increased primarily due to the inclusion of Enel Distribution Sao Paulo, which were comprised of US$ 156 million in payroll expenses, which include salaries and social security laws, US$ 145 million in other expenses, mainly to third-party services costs associated to the maintenance of lines, networks and other services, and US$ 113 million in depreciation expenses. This was partially offset by:

•

Lower selling and administrative expenses in Enel Distribution Goias, mainly due to (i) US$ 63 million lower payroll expenses, of which US$ 50 million correspond to voluntary retirement plan provision which took place in February 2017 and US$ 13 million to the devaluation of the Brazilian real against the U.S. dollar; and (ii) US$ 14 million decrease in other expenses explained mainly by US$ 20 million associated to the devaluation of the Brazilian real against the U.S. dollar offset by US$ 6 million higher meter reading services expenses and customer services; and

•	Lower selling and administrative expenses in Enel Distribution Rio, mainly due to (i) US$ 22 million lower other expenses, mainly due to the devaluation of the Brazilian real against the U.S. dollar.

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

Operating Income

The following table sets forth our operating income by reportable segments and by operating segments within such reportable segments for the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017	Change	Change
	(in millions of US$)			(in %)
Generation and Transmission Business in Argentina	156	115	41	35.6
Costanera	89	40	49	122.3
El Chocón	33	55	(22)	(39.8)
Dock Sud	34	39	(5)	(13.2)
Other	—	(19)	19	(100)
Generation and Transmission Business in Brazil	211	262	(51)	(19.6)
Cachoeira Dourada	102	107	(5)	(4.7)
Fortaleza	(16)	89	(105)	(118.6)
Cien	56	58	(2)	(3.9)
EGP Volta Grande	69	7	61	818.7
Other	—	—	—	n.a.
Generation and Transmission Business in Colombia	633	611	22	3.6
Emgesa	633	611	22	3.6
Generation and Transmission Business in Peru	269	229	41	17.7
Enel Generation Peru	239	201	38	18.7
Enel Generation Piura	30	27	3	12.0
Other	—	—	—	n.a.
Total Generation and Transmission Business reportable segment	1,269	1,216	53	4.4
Distribution Business in Argentina	78	151	(73)	(48.3)
Edesur	78	151	(73)	(48.3)
Distribution Business in Brazil	608	342	266	77.7
Enel Distribution Rio	173	109	63	57.9
Enel Distribution Ceara	140	191	(51)	(26.9)
Enel Distribution Goias	158	42	116	280.5
Enel Distribution Sao Paulo	138	—	138	n.a.
Distribution Business in Colombia	389	412	(23)	(5.5)
Codensa	389	412	(23)	(5.5)
Distribution Business in Peru	176	174	2	0.9
Enel Distribution Peru	176	174	2	0.9
Total Distribution Business reportable segment	1,251	1,079	172	15.9
Less: consolidation adjustments and non-core activities	(85)	(76)	(9)	11.9
Total operating income	2,435	2,219	216	9.7

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

In Brazil,  Fortaleza considerably decreased its operating income as a result of its higher operating costs due to the interruption of the gas supply. Its energy purchases increased more than the decrease of its fuel consumption, which coupled with the effect of the depreciation of the Brazilian real against the U.S. dollar in its revenues led to this result. This was partially offset by better results of EGP Volta Grande associated with its higher physical sales (2 months in 2017 versus a complete year in 2018).

In Colombia,  Emgesa’s operating income increased mainly as a consequence of higher physical sales and tariff increase due to better hydrological conditions in 2017, in addition to a one-time effect registered in 2017 regarding write-offs of some projects.

In Peru,  Enel Generation Peru increased its operating income mainly due to higher sales to unregulated customers and higher physical sales, as well as the non-recurring effect of impairment losses registered in 2017 associated with weather emergencies and lower depreciation associated with insurance claims. In addition, the application of IFRS 15 as of January 1, 2018, resulted in lower operating costs in 2018. The principal effect of the application of IFRS 15 is the settlement of toll revenues and costs, rather than including them in revenues and operating costs, because they are passed through to customers.

Distribution Business

Operating income increased by 16% in 2018 compared to 2017, mainly due to better results of our Brazilian subsidiaries and the inclusion of Enel Distribution Sao Paulo.

In Argentina,  Edesur’s operating income was negatively affected by the devaluation of the Argentine peso against the U.S. dollar, the application of IAS 29 and higher energy purchase prices.

In Brazil,  Enel Distribution Goias improved its operating income mainly due to lower workface expenses and to a lesser degree to the impact of the devaluation of the Brazilian real against the U.S. dollar in its selling and administrative expenses. Operating revenues also increased, but to a lesser extent, as a result of higher energy sales explained by higher physical sales of 1,491 GWh and tariff recovery. This was also improved by the inclusion of Enel Distribution Sao Paulo into our consolidation perimeter as of June 2018.

In Colombia,  Codensa’s operating income decreased, despite its higher physical sales and sale prices mainly due to higher selling and administrative expenses due to the activation of fixed assets, which increase its depreciation, and impairment losses on account receivables.

In Peru,  Enel Distribution Peru’s operating income remained stable in 2018 when compared to 2017.

Other Results

The following table sets forth the other results for the years ended December 31, 2018, and 2017:

	Year ended December 31,
	2018	2017	Change	Change
	(in millions of US$)			(in %)
Financial results
Financial income	358	294	64	21.8
Financial costs	(1,072)	(870)	(202)	23.3
Results for Hyperinflation	270	—	270	100.0
Results from indexed assets and liabilities	—	—	—	n.a.
Net foreign currency exchange gains (losses)	111	(7)	118	(1,753.3)
Total	(333)	(582)	249	(42.9)

Other
Other gains (losses)	1	6	(5)	(89.3)
Share of the profit of associates and joint ventures accounted for using the equity method	2	3	(1)	(25.9)
Total	3	9	(6)	(65.8)
Total other results	(330)	(574)	244	(42.5)

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

•

higher financial income of US $ 64 million mainly attributable to a US$67 million increase due to the incorporation of Enel Distribution Sao Paulo, of which US$ 19 million correspond to the recognition of interest income from IFRIC 12, US$ 12 million to accrued interests for cash deposits and legal deposits, and US$ 36 million to commercial account interests;

•

an increase in financial costs of US$ 202 million in 2018 mainly due to (i) a US$ 165 million increase due to the incorporation of Enel Distribution Sao Paulo into the consolidation perimeter and (ii) a US$ 151 million increase associated to financial debt for the acquisition of Enel Distribution Sao Paulo. This was partially offset by (i) a US$ 100 million decrease in Enel Distribution Rio which is explained by (a) a US$ 68 million decrease in interest on bond debt and other debts, including US$ 25 million corresponding to the devaluation of the Brazilian real against the U.S. dollar, (b) a US$ 16 million decrease due to the financial update of civil contingency allowance, (c) a US$ 9 million decrease of financial effects of regulatory assets and liabilities, and (d) a US$ 7 million reduction of FIDIC financial charges, a program for the sale of the client portfolio; and

•

decrease in foreign currency exchange gains (losses) of US$ 66 million in 2017 mainly due to a US$ 37 million decrease in positive foreign exchange differences in the foreign currency denominated debt of Enel Brasil and US$ 16 million associated with bank loans of Enel Distribution Rio.

Other Non-Operating Results

Other non-operating results decreased compared to 2017, predominantly due to other gains in Enel Generation Peru from the sale of real state recorded in 2017.

Income Taxes

Total income tax expense decreased in 2018, as compared to 2017. The most significant changes correspond to (i) a US$ 277 million lower tax expense in Enel Distribution Goias mainly due to lower recognition of deferred tax assets of US$ 347 million, offset by US$ 70 million as a result of the devaluation of the Brazilian real against the U.S. dollar, (ii) US$ 37 million in lower tax expenses in Fortaleza due to lower results in 2018 because of the interruption of the gas supply by Petrobras, (iii) US$ 20 million in lower tax expenses in Codensa due to lower results with respect to 2017 and (iv) US$ 46 million in lower tax expenses in Enel Brasil mainly for the future recovery of taxes on financial expenses.

This was partially offset by (i) US$ 40 million in higher tax expenses in Enel Distribution Rio from better financial results compared to the previous period, (ii) US$ 18 million in higher tax expenses due to the acquisition of EGP Volta Grande in November 2017, (iii) US$ 17 million in higher tax expenses due to the consolidation of Enel Distribution Sao Paulo and (iv) US$ 54 million of increased taxes in El Chocón mainly due to the improvement in results as compared to 2017, among them the positive effects of the exchange rate for accounts receivable in U.S. dollars, (v) US$ 24 million in increased tax expenses in Costanera as a result of improved results compared to 2017 before including the positive effects of the exchange rate for accounts receivable in U.S. dollars and (vi) US$ 138 million of increased taxes in Edesur mainly from a tax recorded in relation to the effects of the application of hyperinflation in the company’s balance sheets.

The effective or statutory tax rate was 20.8% in 2018 and 31.6% in 2017. This decrease is mainly due to the recognition of deferred tax assets in Enel Distribution Goias.

The following table sets forth the tax effect of rates applied in other countries that result in a difference between domestic or nominal tax rates in Chile (6.6% for 2018 and 10.9% for 2017) and tax rates enacted in each foreign jurisdiction:

	Nominal Tax Rates (%)		Tax effect of rates applied in other countries (in millions of US$)
	2018	2017	2018	2017
Argentina	30.0	35.0	(15.9)	(11.9)
Brazil	34.0	34.0	(26.3)	(28.5)
Colombia	37.0	40.0	(86.3)	(123.0)
Peru	29.5	25.5	(11.3)	(16.3)
Total			(139.8)	(179.7)

Net Income

The following table sets forth our consolidated income before income taxes, income taxes and net income for the years ended December 31, 2018 and 2017.

	Year ended December 31,
	2018	2017	Change	Change
	(in millions of US$)			(in %)
Operating income	2,435	2,219	216	9.7
Other results	(330)	(574)	244	(42.5)
Income before income taxes	2,105	1,646	459	27.9
Income taxes	(438)	(519)	81	(15.6)
Net Income	1,667	1,127	540	47.9
Net income attributable to:	1,667	1,127	540	47.9
Net income attributable to the parent company	1,201	709	492	69.4
Net income attributable to non-controlling interests	466	418	48	11.5

B.Liquidity and Capital Resources.

Our main assets are the stocks of our subsidiaries. The following discussion of cash sources and uses reflects the key drivers of our cash flow.

As a holding company, we receive cash from our subsidiaries, as well as from related companies. Our subsidiaries and associates’ cash flows may not always be available to satisfy our liquidity needs, mainly because they are not wholly-owned, but also because there is typically a time lag before we have effective access to those funds through dividends or capital reductions. However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to the capital markets will continue to satisfy all our needs for working capital, debt service, dividends and routine capital expenditures in the near future.

Set forth below is a summary of our consolidated cash flow information for the years ended December 31, 2019, 2018, and 2017.

	Year ended December 31,
	2019	2018	2017
	(in millions of US$)
Net cash flows provided by operating activities	2,528	1,845	1,870
Net cash flows used in investing activities	(1,600)	(3,069)	(2,479)
Net cash flows from (used in) financing activities	(823)	1,867	(589)
Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	105	642	(1,198)
Effects of exchange rate changes on cash and cash equivalents	(70)	(211)	(19)
Cash and cash equivalents at beginning of period	1,904	1,473	2,689
Cash and cash equivalents at end of period	1,939	1,904	1,473

For the year ended December 31, 2019, net cash flows stemming from operating activities totaled US$ 2,528 million, an increase of US$ 683 million, or 37%, compared to 2018. This increase is mostly explained by a rise in the type of collections from operating activities:

(i)	An increase of US$ 1,963 million in cash collections from the sale of goods and services mainly related to:

a)

an increase of US$ 2,368 million from Enel Brasil, on a consolidated basis, mainly explained by an increase of US$ 2,585 million from Enel Distribution Sao Paulo as a result of its acquisition in June 2018, partially offset by

b)	decreases of US$ 367 million and US$ 41 million in collections from Emgesa and Codensa, respectively.

(ii)	An increase of US$ 76 million in other cash collections from operating activities mainly explained by:

a)

an increase of US$ 101 million from Enel Brasil associated primarily with the acquisition of Enel Distribution Sao Paulo and a litigation settlement in favor of Enel Distribution Rio, partially offset by

b)	a decrease of US$ 22 million in collections mainly from Codensa Hogar, a program for the sale of products and services marketed by various business partners to our residential customers.

These effects were partially offset by the type of cash payments from operating activities mainly from:

(i)	An increase of US$ 746 million in payments to suppliers for goods and services mainly explained by:

a)

an increase of US$ 1,086 million from Enel Brasil, explained by an increase of US$ 1,460 million from Enel Distribution Sao Paulo, offset by a decrease of US$ 137 million in payments from Enel Distribution Ceara, US$ 66 million from Enel Distribution Rio, and US$171 million from other subsidiaries, mainly due to exchange rate differences arising from the devaluation of the Brazilian real against the U.S. dollar;

b)	a decrease of US$ 243 million from Emgesa;

c)	a decrease of US$ 67 million from Enel Distribution Peru, due to lower energy purchase payments and impact from other suppliers; and

d)	a decrease of US$ 34 million from Codensa due to an increase in purchases of energy and tolls.

(ii)	An increase of US$ 81 million in payments to and on behalf of employees, mainly from:

a)	an increase of US$ 151 million from Enel Brasil Group, mainly from Enel Distribution Sao Paulo for U$133 million, offset by:

b)	a decrease of US$ 53 million from our Argentine subsidiaries, mainly due to the devaluation of the Argentine peso against the U.S. dollar; and

c)	a decrease of US$ 11 million from Codensa.

(iii)

An increase of US$ 496 million in other payments for operating activities related to an increase of US$ 504 million from Enel Brasil, mainly explained by US$ 601 million from Enel Distribution Sao Paulo, as a result of our acquisition in June 2018, and US$ 32 million from Enel Distribution Rio associated with VAT payments and the payments to the Energy Development Account, offset by a decrease of US$ 65 million and US$ 61 million from Enel Distribution Goiás and Enel Distribution Ceara, respectively, associated with VAT payments and the payments to the Energy Development Account, respectively (see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework — Brazilian Electricity Regulatory Framework — Regulation of Distribution Companies — Energy Development Account (“Conta de Desenvolvimento Energético” or CDE in its Portuguese acronym); and

(iv)	An increase of US$ 25 million in other outflows of cash, mainly from Enel Brasil, due to taxes on financial operations.

For the year ended December 31, 2018, net cash flow provided by operating activities was US$ 1,845 million, a decrease of US$ 26 million, or 1%, remaining stable compared to 2017. Even when the operating cash flow remained stable, as a result of the Enel Distribution Sao Paulo acquisition, there were some lines within this operating cash flow showing significant variations. The main drivers of the aggregate decrease in 2018 are as follows:

(i)	An increase of US$ 2,127 million in cash payments to suppliers for goods and services mainly related to:
a)	an increase of US$ 1,919 million from Enel Brasil, on a consolidated basis, explained by
(1)	an increase of US$ 1,468 million as a result of our acquisition of Enel Distribution Sao Paulo; and
(2)	an increase of US$ 205 million from Enel Distribution Goias explained by an increase in energy purchases due to higher customer demand;
b)	an increase of US$ 105 million from Enel Distribution Ceara explained by an increase in energy purchases due to higher customer demand and an increase in tolls paid to transmission companies;
c)	an increase of US$ 80 million from Cachoeira Dourada due to higher energy purchases;
d)	an increase of US$ 63 million from Enel Distribution Rio explained by an increase in energy purchases due to higher customer demand and an increase in tolls paid to transmission companies;
e)	an increase of US$ 208 million from Codensa due to an increase in the energy purchase due to inflation and an increase in the prices of energy transport; and
f)	an increase of US$ 88 million from Emgesa due to an increase in energy purchases in the spot market and an increase in fuel costs.

All of the above were partially offset by a decrease of US$ 162 million in Edesur operating cash outflows due to the change in the hyperinflation foreign exchange translation methodology (for further details associated to the recognition of Argentina as a hyperinflationary economy, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company” — d. Economic Conditions — Hyperinflation in Argentina”.

(ii) An increase of US$ 1,598 million in other payments for operating activities mainly attributable to payments of US$ 1,768 million from Enel Distribution Sao Paulo, mainly associated with VAT payments and the Energy Development Account (see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework — Brazilian Electricity Regulatory Framework — Regulation of Distribution Companies — Energy Development Account (“Conta de Desenvolvimento Energético” or CDE in its Portuguese acronym)). This increase in payments was partially offset by:

a)	a decrease of US$ 102 million in other payments by Edesur due to the application of IAS 29, which compensated an increase of US$ 25 million in payments; and
b)	a decrease of US$ 52 million in payments by Codensa Hogar.

This was offset by an increase of US$ 3,531 million in cash collections from the sale of goods and services, mainly due to:

(i)	an increase of US$ 3,526 million from Enel Brasil, on a consolidated basis, explained by:
a)	an increase of US$ 3,407 million from Enel Distribution Sao Paulo;
b)	an increase of US$ 281 million from Enel Distribution Goias explained by an increase in energy sales; and
c)	a decrease of US$ 155 million in collections from Enel Distribution Ceara due to the depreciation of the Brazilian real against the U.S. dollar;
(ii)	a decrease of US$ 192 million from Emgesa due to an increase of 388 GWh in energy sales and tariffs;
(iii)	a decrease of US$ 127 million from Codensa due to a higher average price of energy; and
(iv)	an increase of US$ 407 million from Edesur due to the application of IAS 29.

For further information regarding our operational results in 2019, 2018, and 2017, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 2. Analysis of Results of Operations for the Years Ended December 31, 2019 and 2018” and “— 3. Analysis of Results of Operations for the Years Ended December 31, 2018 and 2017.”

For the year ended on December 31, 2019, net cash flows used in investment activities were outflows amounting to US$ 1,600 million, representing a decrease of US$ 1,469 million, or 47.9%, compared to 2018, mainly from:

(i)

US$ 892 million in investments on fixed assets realized by our subsidiaries, mainly explained by US$ 306 million from Codensa, US$ 186 million from Edesur, US$ 165 million from Enel Distribution Peru, US$ 108 million from Emgesa, US$ 43 million from Enel Generation Peru, and US$ 34 million from Dock Sud;

(ii)	US$ 767 million for the incorporation of intangible assets (under IFRIC 12) of our Brazilian distribution subsidiaries; and

(iii)

US$ 98 million in cash flows used in the purchase of non-controlling interests, as a result of Enel Brasil increasing its ownership interest in Enel Distribution Sao Paulo by 4.1% in November and December 2019, by acquiring 8,133,352 additional shares and reaching 100% ownership.

This was offset by US$ 112 million of interest income received.

For the year ended December 31, 2018, net cash used in investing activities was US$ 3,069 million, a 24% increase compared to 2017, mostly explained by:

(i)US$ 1,590 million for the acquisition of Enel Distribution Sao Paulo by Enel Brasil;

(ii)US$ 790 million for the incorporation of intangible assets (under IFRIC 12) of our Brazilian distribution subsidiaries; and

(iii)US$ 750 million in investments in fixed assets realized by our subsidiaries, mainly explained by US$ 316 million from Codensa, US$ 111 million from Enel Distribution Peru, US$ 90 million from Emgesa, US$ 87 million from Edesur, US$ 56 million from Enel Generation Peru, and US$ 42 million from Dock Sud.

For further information regarding the acquisition of fixed assets in 2019 and 2018, please see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures.”

For the year ended at December 31, 2019, net cash flows used in financing activities amounted to US$823 million, reflecting a decrease of US$ 2,690 in payments compared to net cash provided by financing activities in 2018. The main drivers of this outgoing cashflow were:

(i)	US$ 3,000 million in proceeds from the share issuance for Enel Américas’ capital increase, net of insurance costs;

(ii)	US$ 4,899 million of bank loans and bond financing, mainly explained by:

o	US$ 2,461 million in loans granted to Enel Brasil to pay its debt with EFI, a related company, which refinanced our acquisition of Enel Distribution Sao Paulo;

o	US$ 620 million in loans and bonds granted to/issued by Enel Distribution Goias;

o	US$ 557 million in bonds issued by Enel Distribution Sao Paulo;

o	US$ 440 million in loans and bonds granted to/issued by Enel Distribution Rio;

o	US$ 314 million in loans and bonds granted to/issued by Enel Distribution Ceara;

o	US$ 238 million in loans and bonds granted to/issued by Codensa;

o	US$ 192 million in bonds issued by EGP Volta Grande;

(iii)	US$ 120 million in other cash inflows, mainly due to collections of derivatives contracts;

(iv)

US$ 4,782 million in payments of loans and bonds (including US$ 2,470 million paid by Enel Brasil, US$ 486 million by Enel Distribution Sao Paulo, US$ 469 million by Enel Distribution Goias, US$ 344 million by Enel Distribution Rio, US$ 263 million by EGP Volta Grande, US$ 249 million by Emgesa, US$ 212 million by Codensa, and US$ 170 million by Enel Distribution Ceara);

(v)	US$ 724 million in dividend payments to third parties, excluding dividends paid to us (including US$ 479 million paid by us, on a stand-alone basis, US$ 110 million by Emgesa, US$ 68 million by

Codensa, US$ 22 million by Enel Generation Chocón, US$ 16 million by Enel Generation Peru, and US$ 7 million by Enel Distribution Peru, among others);

(vi)

US$ 615 million in interest expense (including US$ 176 million paid by Enel Brasil, US$ 84 million by Emgesa, US$ 77 million by Enel Distribution Sao Paulo, US$ 52 million by Codensa, US$ 52 million by Enel Distribution Rio, US$ 50 million by Enel Distribution Goias, US$ 37 million by us, US$ 31 million by Enel Distribution Ceara, and US$ 15 million by EGP Volta Grande);

(vii)	US$ 59 million of payments of lease liabilities; and

(viii)	US$ 2,662 million of debt payment to EFI for the purchase of Enel Distribution Sao Paulo, which payment was made with the cash proceeds of the Enel Américas capital increase.

For the year ended December 31, 2018, net cash from financing activities amounted to US$ 1,867 million, a US$ 2,456 million increase compared to US$ 589 million in 2017. The main drivers of this change are described below.

The aggregate cash inflows from financing activities were primarily due to:

(i)	US$ 2,686 million in loans from EFI (US$ 2,501 for Enel Brasil, US$ 108 million for Enel Distribution Sao Paulo, and US$ 77 million for Enel Distribution Ceara);

(ii)

US$ 1,405 million in bonds issued by Enel Brasil’s subsidiary Enel Sudeste, the vehicle through which we acquired Enel Distribution Sao Paulo, to refinance our acquisition of Enel Distribution Sao Paulo;

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

The aggregate cash outflows from financing activities were primarily due to:

(i)

US$ 4,301 million in payments of loans and bonds (including US$ 1,439 million paid by Enel Sudeste, US$ 1,005 million by Enel Distribution Sao Paulo, US$ 1,064 million by Enel Brasil, US$ 207 million by Enel Distribution Ceara, US$ 135 million by Enel Distribution Goias, US$ 182 million by Emgesa, and US$ 103 million by Codensa);

(ii)

US$ 592 million in dividend payments to third parties, excluding dividends paid to us (including US$ 354 million paid by us, on a stand-alone basis, US$ 105 million by Emgesa, US$ 78 million by Codensa, US$ 31 million by Enel Generation Peru, and US$ 7 million by Enel Distribution Peru, among others); and

(iii)

US$ 440 million in interest expense (including US$ 109 million paid by Emgesa, US$ 54 million by Enel Distribution Sao Paulo, US$ 51 million by Codensa, US$47 million by Enel Distribution Rio, US$ 31 million by us, US$ 29 million by Enel Brasil, US$ 16 million by EGP Volta Grande, US$ 27 million by Enel Distribution Ceara, and US$ 31 million by Enel Distribution Goias).

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — We depend on payments from our subsidiaries and associates to meet our payment obligations.”

We coordinate the overall financing strategy of our controlled subsidiaries. However, our operating subsidiaries independently develop their capital expenditure plans and finance their capital expansion programs through internally generated funds or direct financings. We have no legal obligations or other commitments to financially support our subsidiaries. In some cases, our subsidiaries may be financed by us through intercompany loans. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures” and our contractual obligations table set forth below under “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations. Notwithstanding our corporate policy in connection with the expectation of financial autonomy for our subsidiaries, in the past we have provided financial support to some of our foreign subsidiaries to a very limited extent.

As of December 31, 2019, our consolidated debt totaled US$ 6,368 million. Our consolidated interest-bearing debt had the following maturity profile:

Company	2020	2021-2022	2023-2024	After 2024
	(in millions of US$)
Enel Américas	1,479	1,832	1,294	1,763

Set forth below is a breakdown by country for debt maturing in 2020:

Country	2020
(in millions of US$)
Argentina	7
Brazil	830
Colombia	174
Peru	105
Chile	363

We have accessed the international equity capital markets (including several SEC-registered ADS issuances by our predecessor) in 1993, 1996, 2000, 2003, 2013, and 2019. Since 1996, we have also issued a total of US$ 1,750 million in bonds in the United States (“Yankee Bonds”).

The following table lists the Yankee Bonds issued by us outstanding as of December 31, 2019. The weighted -average annual coupon interest rate for such bonds is 4.00%, without giving effect to each bond’s duration or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(%)	(in millions of US$)
Enel Américas	10 years	October 2026	4.00	600	600
Enel Américas (1)	30 years	December 2026	6.60	150	1
Total			4.00 (2)	750	601

1)	Holders of our 6.6% Yankee Bonds due 2026 exercised a put option on December 1, 2003, for an aggregate principal amount of US$ 149 million, leaving less than US$ 1 million outstanding.
2)	Weighted-average coupon by outstanding amount.

The following table lists Emgesa’s bond issued in the United States. The bond is denominated in Colombian pesos, with an annual interest rate of 9.11%.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Issued	Outstanding
			(%)	(in billions of CP$)	(in billions of CP$)	(in millions of US$) (1)
Emgesa	10 years	January 2021	9.11	737	737	225

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2019, which was CP$ 3,277.14 per US$ 1.00.

We, as well as our subsidiaries in the countries in which we operate, have access to the domestic capital markets where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by us outstanding as of December 31, 2019.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Issued	Outstanding
			(%)	(in millions of UF)	(in millions of UF)	(in millions of US$)
Enel Américas Series B2	21 years	June 2022	5.75	2.5	0.4	16

For a full description of local bonds issued by us, see “Secured and unsecured liabilities by company” in Note 20 of the Notes to our consolidated financial statements.

The following table lists local bonds issued by our foreign subsidiaries, outstanding as of December 31, 2019. We present aggregate information for each company. The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company.

Issuer	Maturity	Coupon (1)	Aggregate Principal Amount Outstanding
		(%)	(in millions of US$)
Enel Distribution Sao Paulo	May 2026	6.50	949
Emgesa	May 2030	8.14	668
Codensa	April 2030	7.21	602
Enel Distribution Peru	November 2038	6.18	409
Enel Distribution Rio	March 2024	6.54	397
Enel Distribution Ceara	June 2025	7.91	371
Enel Distribution Goias	November 2020	5.88	216
EGP Volta Grande	October 2029	8.17	200
Enel Generation Peru	January 2028	6.13	28
Total			3,839

(1)	Many of the coupon rates are variable rates based on local indices, such as inflation. The table reflects the coupon rate taking into account each local index as of December 31, 2019.

We frequently participate in the international commercial bank markets through syndicated senior unsecured loans, including both fixed term and revolving credit facilities, as shown below:

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Enel Américas	Syndicated revolving loan	February 2021	1,000	350

Our subsidiaries also have access to fully committed credit lines in the local markets as of December 31, 2019, as detailed below.

Borrower	Type	Last Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Enel Distribution Peru	Bilateral revolving loan	September 2021	68	—
Enel Brasil	Bilateral revolving loan	April 2020	50	—
Codensa	Bilateral revolving loan	January 2020	46	—
Total			163	—

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic. The disbursements are not subject to compliance with a condition precedent regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually), thus allowing us full flexibility to draw down, under any circumstances including situations involving a MAE, up to US$ 813 million in the aggregate as of December 31, 2019.

We also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for US$ 1 million in the aggregate, none of which are currently drawn. Unlike the committed lines described above, which are not subject to any MAE condition precedent prior to disbursements, these facilities are subject to greater risk of not being disbursed in the event of an MAE, and therefore could limit our liquidity under such circumstances. Our subsidiaries also have access to uncommitted local bank facilities, for a total amount of US$ 354 million, which were completely undrawn as of December 31, 2019.

Except for our SEC-registered Yankee Bonds, which are not subject to financial covenants, our outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2019, the most restrictive financial covenant affecting us was the Ratio of Assets subject to Guarantees, corresponding to the Series B2 Chilean bonds due in June 2022. Under such covenant, the maximum additional assets that could be subject to guarantees without a breach is US$ 4,464 million. As of December 31, 2019, and as of the date of this Report, we and our subsidiaries are in compliance with the covenants contained in our debt instruments.

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

Our estimated capital expenditures for 2020 through 2022 amounts to US$ 5,347 million. The amount includes, among others, maintenance capital expenditures, investments in expansion projects under execution, and capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

Although we do not currently anticipate liquidity shortfalls, to ensure our business continuity and our ability to satisfy the material obligations described in this Report during the COVID-19 pandemic, we have increased our liquidity levels during 2020 through financing obtained by certain of our subsidiaries, as follows:

(i)

In Brazil, Enel Distribution Sao Paulo secured bank loans for a total amount of US$ 84 million; Enel Distribution Ceara secured banks loans for a total amount of US$ 72 million; Enel Brasil renewed a committed credit line for US$ 50 million; Enel Distribution Ceara secured a bank loan for US$ 37 million; Enel Distribution Goias secured a bank loan for US$ 33 million; and Enel Distribution Rio secured a bank loan for US$ 32 million.

(ii)	In Colombia, Codensa secured a bank loan for CP$ 200 billion and a committed credit line for US$ 60 million, and Emgesa secured a committed line of credit for US$ 65 million.

We expect to be able to refinance our indebtedness as it becomes due, fund our purchase obligations with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.

LIBOR Transition

The U.K. Financial Conduct Authority found that the London Interbank Offered Rate (“LIBOR”) had inconsistencies in its calculations and recommended that it be based on real transactions. As a result, the authority agreed to stop requiring banks to comply with the submission of interbank rates to calculate LIBOR as of December 31, 2021. LIBOR will be discontinued, and alternative benchmark rates are expected to replace it. Currently, there is no consensus as to a replacement benchmark rate, but market participants expect a risk-free rate, such as the Secured Overnight Financing Rate (“SOFR”), a broad measure of the cost of overnight borrowing, collateralized by U.S. Treasury securities, to replace LIBOR in operations involving U.S. banks.

This reform may affect us in the following ways:

(i)	Interest payments on loans and derivatives: Financial risks arising from using a new benchmark rate, where interest payments previously based on LIBOR may either increase or decrease. There is also a risk concerning data availability relating to the timely disclosure of market information, which may also affect the effectiveness of hedges.

(ii)	Financial systems: Operational risk arising from the necessity to modify and adapt our financial systems to report, evaluate, or calculate payments under the new required benchmark rates.

(iii)	Fair value measurement: Financial risks arising from how changes to benchmark rates in our debt obligations could adversely affect fair value measurements.

(iv)	Contracts: Legal and financial risk relating to the renegotiation of ISDA and local derivative contracts.

In 2018, Enel Américas executed a Senior Unsecured Revolving Credit Agreement with third parties that includes specific language regarding the replacement of LIBOR with an alternative rate of interest that accounts for the prevailing market convention for determining a rate of interest for syndicated loans in the United States at that time.

As of March 31, 2020, our debt exposure to LIBOR was US$658 million. Although we have debt obligations that refer to LIBOR that expire after 2021, all of them include provisions to transition from LIBOR to an alternative benchmark rate. However, at this time, we cannot determine the extent these changes will affect us.

C.  Research and Development, Patents and Licenses, etc.

None.

D.Trend Information.

Our businesses are subject to a range of conditions that may result in significant variability in our earnings and cash flows from year to year. We seek to establish a conservative and well-balanced commercial policy on a country-by-country basis that aims to control relevant variables, reduce risks, and provide stability to our results of operations.

Generation

Our operating income is primarily affected by contractual electricity prices and obligations, prevailing hydrological conditions, fuel prices, spot market prices, and governmental regulations.

Sales prices and energy costs in each market where we operate are among the main drivers of our results of operations. For our ongoing businesses, the quantity of electricity sold has been generally stable over time, with increases reflecting economic and demographic growth. Our profits from contracted sales depend on our ability to generate or buy electricity at a cost lower than contracted sale prices. However, the applicable price for electricity sales and purchases in the spot market is much harder to predict because many factors influence the spot generation price, such as hydrology and fuel prices, which can differ significantly in each of the countries where we operate. Abundant hydrological conditions generally decrease spot prices, while dry conditions increase them, although renewable energy generation may partially mitigate these effects.

Our operating income might not be adversely impacted even when we are required to buy electricity at high prices in the spot market if our commercial policy is appropriately managed. We mitigate our exposure to the volatility of the spot market by contracting a significant portion of our expected electricity generation through long-term electricity supply contracts. The optimal level of electricity supply commitments protects us against low marginal cost conditions, such as those existing during a rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices during dry years. To determine the optimal mix of long-term contracts and sales in the spot market, we project our aggregated generation taking into consideration our generation mix, the incorporation of new projects under construction, and various hydrological scenarios. We then create demand estimates using standard economic theory and forecast the system’s marginal cost using proprietary stochastic models. This commercial policy is not applicable in Argentina, where contracted sales are immaterial, and our margin is strongly dependent on the regulatory framework.

Distribution

We anticipate that our distribution companies will maintain their profitability during the periods between periodic tariff setting processes, according to the price cap tariff model, due to growth and economies of scale. After tariffs have been set, the companies have the opportunity to increase their efficiency and obtain extra profits associated with such efficiencies.

In Argentina, the government has been gradually implementing reforms to the current regulatory framework that have increased regulated tariff rates that are expected to have a positive effect on our Argentine results. Until 2017, the Argentine government avoided increasing electricity tariffs for end customers, and seasonal prices were maintained substantially fixed in Argentine pesos. However, since February 2017, ENRE has published several resolutions that updated the distribution tariff. Depending on the electoral schedule, the expected subsidy removal and partial increase in VAD have been delayed. We expect the government to regularize them gradually in 2020. We anticipate that the removal of tariff subsidies will lead to lower demand, delayed payments, or an increase in unrecoverable receivables, any of which could adversely affect our profitability.

Adverse Effects of Covid-19 Pandemic

In March 2020, in response to the COVID‑19 pandemic, governments in all the countries in which we operate declared some form of a state of emergency recognized by their respective constitution. These declarations grant each government various special powers, such as control over public spending, use of the military, license to close businesses and schools, and ability to restrict border crossings and domestic travel via quarantines and other measures. The private sector in these countries has voluntarily taken further measures, such as adopting extensive telecommuting wherever possible and the closing of commercial offices. Many businesses, such as restaurants retail stores, malls, and spaces for large gatherings, have temporarily closed, many by executive decree, and companies associated with travel, transportation, and tourism have been severely affected and many may go bankrupt.

The governments in the countries in which we operate are taking measures to preserve access to essential services, such as water and electricity. As of March 2020, in Argentina, companies providing essential services may not cut service due to non-payment for 180 days for low-income residential customers, small businesses, and companies providing other essential services, such as health facilities. The Brazilian government enacted a similar prohibition on the suspension of the supply of electricity due to non-payment for all residential customers and companies and facilities providing essential services. It also released two Provisory Acts (MP n. 950 and MP n. 949 /2020), setting the grounds and guidelines to financially assist distribution companies during the duration of the effects of COVID-19. In Colombia, the government is allowing low-income residential customers, 60% of the customer base, to defer payment of monthly electricity bills for 36 months, without penalty or risk of a cut in service. The Peruvian government is allowing vulnerable customers (4.8 million residential customers) to prorate bills issued during March 2020 or bills that include any consumption during the emergency period for up to 24 months, without interest, charges, or fees due to late payment.

The cumulative effect of measures of this kind will likely lead to recessions, high unemployment levels, and perhaps a decline in electricity demand in the countries in which we operate. If the COVID-19 pandemic is not adequately contained in 2020, the ability of our businesses to generate income and maintain liquidity levels to allow for normal operations may diminish. We may also experience increased difficulties in receiving payments from our distribution clients, especially those residential customers accustomed to making their monthly electricity bill payments in our commercial offices, some of which have closed. These customers may not have easy access to payment online or may have greater difficulties in settling their electricity bills. We are not presently able to quantify the expected negative effects of the COVID‑19 pandemic on our 2020 results; however, we expect them to be adverse, especially in the distribution business.

E.  Off-balance Sheet Arrangements.

We are not a party to any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations.

The table below sets forth our cash payment obligations as of December 31, 2019:

	Payments due by Period
US$ Million	Total	2020	2021-2022	2023-2024	After 2024
Purchase obligations (1)	99,269	24,647	23,676	17,054	33,892
Interest expense	1,445	383	518	297	247
Yankee bonds	826	—	225	—	601
Local bonds (2)	3,855	594	942	1,218	1,101
Lease Obligations	217	89	80	27	21
Pension and post-retirement obligations (3)	4,877	375	679	611	3,212
Other debt (4)	502	385	59	29	30
Bank debt	915	334	511	36	34
Total contractual obligations	111,906	26,807	26,690	19,272	39,138

(1)

Includes generation and distribution business purchase obligations, which are comprised mainly of energy purchases, operating and maintenance contracts, and other services. Of the total contractual obligations of US$ 99,269 million, 95% corresponds to energy purchased for distribution and 2% corresponds primarily to fuel supply, maintenance of medium and low voltage lines, supplies of cable and utility poles, and energy purchased for generation. The remaining 3% corresponds to miscellaneous services, such as LNG regasification, fuel transport and coal handling.

(2)	Local bond debt includes the value of derivatives.
(3)

We have funded and unfunded pension and post-retirement benefit plans. Our funded plans have contractual annual commitments for contributions, which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments, including certain estimated variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future discounted payments necessary to meet all our pension and post-retirement obligations.

(4)	Other debt incudes governmental loan facilities, supplier credits, and short-term commercial paper, among others.

G.   Safe Harbor.

The information contained in the Items 5.E and 5.F contains statements that may constitute forward-looking statements. See “Forward-Looking Statements” in the “Introduction” of this Report, for safe harbor provisions.

Item 6.     Directors, Senior Management and Employees

A.    Directors and Senior Management.

Directors

Our Board of Directors consists of seven members who are elected for a three-year term at the Ordinary Shareholders’ Meeting (“OSM”). If a vacancy occurs in the interim, the Board of Directors elects a temporary director to fill the vacancy until the next OSM, at which time the entire Board of Directors will be elected. Our Executive Officers are appointed and hold office at the discretion of the Board of Directors.

The members of our Board of Directors as of December 31, 2019, were as follows:

Directors	Position	Age (1)	Current Position Held Since
Borja Acha B.	Chairman	55	2015
Domingo Cruzat A.	Director	64	2016
Livio Gallo	Director	69	2016
Patricio Gómez S.	Director	56	2016
Hernán Somerville S.	Director	79	1999
José Antonio Vargas L.	Director	56	2016
Enrico Viale	Director	62	2016

1)	As of April 30, 2020.

The Board of Directors was elected at the OSM held on April 30, 2019, for a three-year term that ends in April 2022.

Set forth below are brief biographical descriptions of the members of our Board of Directors, of whom four reside outside Chile, and three reside in Chile, as of December 31, 2019:

Borja Acha B.

Mr. Acha is also the Secretary of the Board of Directors and Director of Legal Affairs and Corporate Matters of Endesa, S.A., a Spanish subsidiary of Enel. Previously, he was the Secretary and General Counsel of Enel (2012-2015) and General Counsel of Endesa, S.A. (1998-2013). Mr. Acha holds a law degree from the Universidad Complutense de Madrid.

Domingo Cruzat A.

Mr. Cruzat is director of Conpax,  Stars,  Empresa de Servicios Sanitarios de Los Lagos, and Corporación Esperanza. He has also been a board member of Tech Pack S.A.,  Viña San Pedro Tarapacá,  Compañia Sud Americana de Vapores,  Solfrut,  Alto Inmobiliaria Plaza Santo Domingo and Principal Financial Group.  He was CEO of Watt’s Alimentos and Bellsouth Comunicaciones S.A. Mr. Cruzat holds a civil engineering degree from Universidad de Chile and an MBA from Wharton.

Livio Gallo

Mr. Gallo is also the Head of Enel Infrastructure and Global Networks since 2014. He was the Chairman of the board of Directors of Enel Sole S.r.L. and Director of Endesa, S.A., and currently he is a member of the Board of Directors of CESI S.p.A. He is Vice Chairman of European Operators of Distribution Networks for Smart Grids Association and a member of the Executive Committee of the Italian Electrotechnical Committee since 2006. Mr. Gallo was Chairman of Enel Rete Gas (2005-2013). He holds a degree in electronic engineering from the Politecnico di Milano.

Patricio Gómez-Sabaini C.

Mr. Gómez-Sabaini is an Executive Director and Partner of Sur Capital Partners since 2005. He has been a board member of BO Packaging since 2013, El Tejar Ltda. since 2007 and Nortel since 2016. Mr. Gómez-Sabaini holds a degree in business administration from George Mason University and an MBA from George Washington University.

Hernán Somerville S.

Mr. Somerville has been Managing Director and Partner of Fintec since 1989. In 1992-2010, Mr. Somerville was the Chairman of the Asociación de Bancos e Instituciones Financieras. In 2000-2010, he was a member of the Asia-Pacific Economic Cooperation Forum (APEC) and the Chairman of the Fundación Chilena del Pacífico, a foundation that strengthens Pacific Ocean countries’ integration. Mr. Somerville holds a law degree from the Universidad de Chile.

José Antonio Vargas L.

Mr. Vargas has also been the Chairman of Codensa and Emgesa since 2006. He has over 20 years of experience in the Colombian energy sector, especially in the gas, coal, and electricity industries. In 1999-2006, he was the CEO of Empresa de Energía de Bogotá S.A. (now Grupo Energía Bogotá S.A.) Mr. Vargas holds a law degree from Colegio Mayor de Nuestra Señora del Rosario, with a focus on private and public administration.

Enrico Viale

Mr. Viale was Chairman of the Board of Enel Generation Chile until April 2016. In 2008-2014, he was Enel’s Chief Operating Officer, managed Enel’s interest in OGK-5 and Rusenergosbyt and supported Sever Energia’s upstream gas operations, before becoming Country Manager and CEO of Enel Russia. Mr. Viale holds a civil engineering degree from the Politecnico di Torino and an MBA from the University of Santa Clara.

Executive Officers

Set forth below are our Executive Officers as of December 31, 2019.

The business address of our Executive Officers is c/o Enel Américas S.A., Santa Rosa 76, Santiago, Chile.

Executive Officers	Position	Age (1)	Joined Enel or Affiliate in	Current Position Held Since
Maurizio Bezzeccheri	Chief Executive Officer	61	1999	2018
Aurelio Ricardo Bustilho de Oliveira	Chief Financial Officer	51	1999	2018
Raffaele Cutrignelli (2)	Internal Audit Officer	38	2005	2016
Paolo Pescarmona (3)	Planning and Control Officer	53	2002	2019
Simone Tripepi	Enel X South America Officer	49	2003	2019
Domingo Valdés P. (2)	General Counsel	56	1993	1999

(1)	As of the date of this Report.
(2)	Messrs. Cutrignelli and Valdés are Executive Officers of Enel Américas but are paid exclusively by Enel Chile S.A. They provide services to the Company under an intercompany agreement.
(3)	Francisco Miqueles assumed this role as of February 26, 2020.

Set forth below are brief biographical descriptions of our Executive Officers, of whom two reside outside Chile, and four reside in Chile, as of December 31, 2019:

Maurizio Bezzeccheri: Mr. Bezzeccheri was the Country Manager of Enel Argentina (2015-2018). He joined Enel as Vice President of EGP Europe and Director of Iberia and Latam. Mr. Bezzeccheri held managerial positions in multinational companies located in Europe, the Middle East and America. He holds a degree in chemical engineering from the Università degli Studi di Napoli.

Aurelio Ricardo Bustilho de Oliveira: Mr. Bustilho was CFO of Enel Brasil and served as Finance Director of Enel Green Power Cachoeira Dourada S.A. Mr. Bustilho holds a degree in business administration and an MBA from Coppead / UFRJ.

Raffaele Cutrignelli: Mr. Cutrignelli was the Audit Officer for Enel affiliates in Colombia (2015-2016) and the Head of Latin American Audit for EGP in Brazil (2013-2015). Mr. Cutrignelli holds a degree in international business from Nottingham Trent University, and a Master’s Degree in Audit and Internal Controls from Universitá di Pisa.

Paolo Pescarmona: Mr. Pescarmona joined the Enel group in 2002 and held several managerial positions in Italy and Spain. Between 2013 and 2019, he held managerial positions for affiliates in Peru and Argentina. Mr. Pescarmona has a Master’s Degree in economics and commerce from the Università degli Studi di Torino.

Simone Tripepi: Since joining Enel in 2003, Mr. Tripepi has worked in generation, energy management, and at the CO2 trading desk. In 2017, he created the regional structure of Enel X Latam and assumed the position of Head of Enel X South America. Mr. Tripepi holds a degree in engineering management from Università degli Studi di Roma “Tor Vergata.”

Domingo Valdés P.: Mr. Valdés is the General Counsel of Legal and Corporate Affairs for both Enel Américas and Enel Chile and serves as Secretary of both their Boards of Directors. He is a tenured Professor of Economic and Antitrust Law at Universidad de Chile, from which law school he graduated summa cum laude. Mr. Valdés also holds a Master of Law degree from the University of Chicago.

B.Compensation.

At the OSM held on April 30, 2020, our shareholders approved the current compensation policy for our Board of Directors. Director compensation consists of a monthly fixed compensation of UF 216 per month and an additional fee of UF 79.2 per meeting, up to a maximum of 16 meetings in total, including ordinary and extraordinary meetings, within the corresponding fiscal year. The Chairman of the Board is entitled to double the compensation compared to other directors under this policy.

The members of our Directors’ Committee are paid a monthly fixed compensation of UF 72 per month and an additional fee of UF 26.4 per meeting, up to a maximum of 16 meetings in total, including ordinary and extraordinary meetings, within the corresponding fiscal year.

If a director serves on one or more Boards of Directors of the subsidiaries or associate companies or serves as director of other companies or corporations in which the economic group holds an interest directly or indirectly, the director can only receive compensation in one of these Boards of Directors.

Executive Officers of our Company or our subsidiaries or affiliates will not receive compensation in the case that they serve as director of any subsidiary, associate company or are affiliated in any way to our Company. However, compensation may be received by the Executive Officer to the extent that it is expressly and previously authorized as an advance payment of the variable portion of the wage to be paid by the respective subsidiaries or associate companies, with which the Executive Officer signed a work contract.

In 2019, the total compensation paid to each of our directors, including fees for attending Directors’ Committee meetings was as follows:

	Year ended December 31, 2019 (1)
Director	Fixed Compensation	General and Extraordinary Session	Directors’ Committee (Fixed Compensation)	General and Extraordinary Session (Directors' Committee)	Variable Compensation	Total
	(in Th US$)
Borja Acha B. (2)	—	—	—	—	—	—
Domingo Cruzat A.	103	57	34	14	—	207
Livio Gallo (2)	—	—	—	—	—	—
Patricio Gómez S.	103	57	34	14	—	207
Hernán Somerville S.	103	57	34	14	—	207
José Antonio Vargas L. (2)	—	—	—	—	—	—
Enrico Viale (2)	—	—	—	—	—	—
Total	308	170	103	41	—	622

1)	The U.S. dollar equivalent of compensation paid in Chilean pesos was translated for these purposes using the average exchange rate for 2019 of Ch$ 702.65 per US$ 1.00.
2)	Messrs. Acha, Gallo, Vargas, and Viale waived their compensation for their current positions as Directors of the Company since they are employees of other companies in the Enel group.

We do not disclose, to our shareholders or otherwise, any information about an individual Executive Officer’s compensation. Executive Officers are eligible for variable compensation under a bonus plan. The annual bonus plan is paid to our Executive Officers for achieving company-wide objectives and for their individual contribution to our results and objectives. The annual bonus plan provides for a range of bonus amounts according to seniority level and consists of a certain multiple of gross monthly salaries. For the year ended December 31, 2019, the aggregate gross compensation, paid or accrued, for all our Executive Officers, attributable to the fiscal year 2019, was US$ 2.3 million in fixed compensation and US$ 99,000 in benefits. The Company paid no variable compensation in 2019. For expatriate Executive Officers, no variable compensation was paid by us since they received their variable bonus from their home country in 2019. For the other Executive Officers, they have been paid exclusively by Enel Chile and they provide services to the Company under an intercompany agreement. Therefore, their variable bonus was paid by Enel Chile in 2019.

We entered into severance indemnity agreements with all our Executive Officers, according to which we will pay a severance indemnity in the event of voluntary resignation or termination by mutual understanding among the parties. The severance indemnity does not apply if the termination is due to willful misconduct, prohibited negotiations, unjustified absences or abandonment of duties, among other causes, as defined in Article 160 of the Chilean Labor Code. All of our employees are entitled to severance indemnity pay if terminated due to our needs, as described in Article 161 of the Chilean Labor Code. We did not pay severance indemnity to our Executive Officers in 2019.

C.Board Practices.

Our current Board of Directors was elected at the OSM held on April 30, 2019, for a three-year term. For information about each of the directors and the year that they began their service on the Board of Directors, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” above. Members of the Board of Directors do not have service contracts with us or with any of our subsidiaries that provide them benefits upon termination of their service.

Corporate Governance

We are managed by a Board of Directors, in accordance with our bylaws, consisting of seven directors who are elected by our shareholders at the OSM, each of whom serves for a three-year term. Following the end of their term, they may be re-elected indefinitely or replaced.  Staggered terms are not permitted under Chilean law. If a vacancy occurs on the Board of Directors during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. A vacancy triggers an election for every seat on the Board of Directors at the next OSM.

Chilean corporate law provides that a company’s Board of Directors is responsible for the management and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s bylaws, and the shareholders’ resolutions. In addition to the bylaws, our Board of Directors has adopted regulations and policies that guide our corporate governance principles.

Our corporate governance policies are mainly included in the following policies or procedures: the Manual for the Management of Information of Interest to the Market (the “Manual”), the Human Rights Policy, the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”), the Penal Risk Prevention Model, the Enel Global Compliance Program on Corporate Criminal Liability (the “Enel Global Compliance Program”), and procedures issued in compliance with General Regulation 385 issued by the CMF.

To ensure compliance with Securities Market Law 18,045 and CMF regulations, our Board of Directors approved the Manual at its meeting held on February 26, 2010. This document addresses applicable standards regarding the information in connection with transactions of our securities and those of our affiliates, entered into by directors, management, principal executives, employees and other related parties, the existence of blackout periods for such transactions undertaken by directors, principal executives and other related parties, the presence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that protect confidential information.  The Manual is posted on our website at www.enelamericas.com. The provisions of this Manual apply to the members of our Board, as well as our executives and employees who have access to confidential information, and especially those who work in areas related to the securities markets.

Our Board of Directors approved a procedure for relationships between Politically Exposed People and our Company, which established a specific regulation for their commercial and contractual relationships. The Human Rights Policy incorporates and adapts the United Nations’ general principles related to human rights into corporate reality.

To supplement the aforementioned corporate governance regulations, our Board of Directors also approved the Code of Ethics and the ZTAC Plan. The Code of Ethics is based on general principles such as impartiality, honesty, integrity, and other ethical standards of similar importance, all of which are expected from our employees. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with particular emphasis on avoiding corruption in the form of bribes, preferential treatment, and other similar matters.

Furthermore, our Board of Directors approved the Penal Risk Prevention Model and the Enel Global Compliance Program. The Penal Risk Prevention Model satisfies the standards imposed by Chilean Law 20,393, which imposes criminal responsibility on legal entities for certain crimes, including money laundering, financing of terrorism, and bribing of public officials.  The law encourages companies to adopt this model, whose implementation involves compliance with managerial and supervision duties.  The adoption of the Penal Risk Prevention Model mitigates, and in some cases relieves, the effects of criminal responsibility even when a crime is committed. The Enel Global Compliance Program is designed as a tool to reinforce the group’s commitment to the highest ethical, legal and professional standards for enhancing and preserving the group’s reputation. It sets several preventive measures for corporate criminal liability.

In 2015, the CMF issued General Rule No. 385 to enhance transparency standards and introduce corporate social responsibility practices by promoting, among other things, management diversity. All publicly held limited liability corporations are required to provide the CMF, on an annual basis, with answers to a survey that relate to the board’s functions and composition; relationships between the company, shareholders and public in general; third-party assessments; and internal control and risk management. The Appendix of General Regulation No. 385 is divided into the following four sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning and composition of the board, (ii) relations between the company, shareholders and the general public, (iii) risk management and control, and (iv) assessment by a third party. Publicly held limited liability corporations should send the information concerning corporate governance practices to the CMF no later than March 31 of each year, using the contents of the Appendix to this regulation as criteria. If none of them is adopted, the company must explain its reasons to the CMF. The information should refer to December 31 of the calendar year before its dispatch. At the same time, such information should also be at the public’s disposal on the company’s website and must be sent to the stock exchanges.

In 2018, the Board of Directors approved a policy dealing with environmental and biodiversity issues.  Environmental, sustainability, and governance (“ESG”) considerations are fully integrated into the company’s business model. In compliance with CMF General Rule No. 385, the Board periodically receives reports by management that enable identification and assessment of all risks associated with ESG and climate change issues, including compliance with Board policies.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the corporate governance rules of the NYSE.

Independence and Functions of the Directors’ Committee (Audit Committee)

Chilean law requires that at least two thirds of the Directors’ Committee be independent directors. According to Article 50 bis of Law No.18,046, a member would not be considered independent if, at any time, within the last 18 months he (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or customers. In case there are not sufficient independent directors on the Board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the members of the Directors’ Committee among the remaining Board members that do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (US$ 56.7 million as of December 31, 2019) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

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

On June 29, 2005, our Board of Directors created an Audit Committee composed of three directors who were also members of the Board of Directors, as required by the Sarbanes-Oxley Act (“SOX”) and the NYSE corporate governance rules. On April 22, 2010, at an Extraordinary Shareholders’ Meeting (“ESM”), our bylaws were amended, and the Audit Committee was merged with the Directors’ Committee.

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

Our Directors’ Committee performs the following functions:

•	review of financial statements and the reports of the external auditors before their submission for shareholders’ approval;
•	present proposals to the Board of Directors, which will make its own proposals to shareholders’ meetings, for the selection of external auditors and private rating agencies;
•	review of information related to our transactions with related parties and reports the opinion of the Directors’ Committee to the Board of Directors;
•	the examination of the compensation framework and plans for managers, executive officers and employees;
•	the preparation of an Annual Management Report, including its main recommendations to shareholders;
•

provide information to the Board of Directors about the convenience of recruiting external auditors to provide non-auditing services, when such services are not prohibited by law, depending on whether such services might affect the external auditors’ independence;

•	oversee the work of external auditors;
•	review and approve the annual auditing plan by the external auditors;
•	evaluate the qualifications, independence, and quality of the auditing services;
•	elaborate on policies regarding the employment of former members of the external auditing firm;
•	review and discuss problems or disagreements between management and external auditors regarding the auditing process;
•	establish procedures for receiving and dealing with complaints regarding accounting, internal control, and auditing matters;
•	any other function mandated to the Committee by the bylaws, our Board of Directors or our shareholders.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. Chilean law provides for this practice through the disclosure of the procedures related to General Rule No. 385 and the Manual. We have also adopted the Code of Ethics, and our bylaws include provisions that govern the creation, composition, attributions, functions, and compensation of the Directors’ Committee described above, which includes among its functions the duties performed by an Audit Committee.

D.    Employees.

The following table sets forth the total number of our personnel (both permanent and temporary employees) and the number of personnel (both permanent and temporary employees) of each of our consolidated subsidiaries as of December 31, 2019, 2018, and 2017:

Company	2019	2018	2017
Argentina
Edesur (1)	3,519	3,760	4,251
Costanera	398	418	439
Dock Sud	86	88	87
El Chocón	48	49	52
Enel Trading Argentina	31	29	27
CTM and TESA	4	4	5
Total personnel in Argentina	4,086	4,348	4,861

Brazil
Enel Distribution Sao Paulo	6,467	7,278	—
Enel Distribution Goias	1,119	1,101	1,098
Enel Distribution Ceara	1,118	1,135	1,163
Enel Distribution Rio (2)	1,113	1,118	1,075
Cachoeira Dourada	106	94	85
Enel Brasil	75	76	72
Fortaleza	63	64	61
Cien	33	34	35
EGP Volta Grande	14	—	—
Total personnel in Brazil	10,108	10,900	3,589

Chile
Enel Américas	53	57	55
Total personnel in Chile	53	57	55

Colombia
Codensa	1,500	1,529	1,376
Emgesa	606	615	604
Total personnel in Colombia	2,106	2,144	1,980

Peru
Enel Distribution Peru	598	590	588
Enel Generation Peru	286	285	276
Enel Generation Piura	36	40	44
Enel X Peru	6	—	—
Total personnel in Peru	926	915	908

Total personnel (3)	17,279	18,364	11,393

(1)	Includes Enel X Argentina.
(2)	Includes Enel X Brasil, formerly known as Enel Soluções S.A.
(3)	The total number of temporary employees is not significant.

All employees in Chile who are dismissed for reasons other than misconduct are entitled by the Chilean Labor Code to a severance indemnity payment. In most cases, contracted employees are entitled to a legal minimum severance indemnity payment of one month’s salary for each year (and every fraction thereof beyond six months) worked, subject to a maximum of 11 months’ salary.

Our employment contracts typically provide severance indemnity payments higher than those required by the Chilean Labor Code.  In the majority of cases, we respect seniority in accordance with the time that the employee first joined us or an affiliate. Therefore, employees hired by one of our Chilean affiliates or predecessor companies maintain their seniority in the company and are treated contractually as if they had been hired by us. In accordance with such contracts, severance indemnity payments for the majority of our employees consist of one month’s salary for each full year worked (and every fraction thereof beyond six months), subject to a maximum of 25 months. Under our collective bargaining agreements and other employment contracts not covered by such agreements, we are typically obligated to make severance indemnity payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority and often exceed the amounts required under Chilean law.

Chile

We have the following collective bargaining agreements:

Company	Signed in	In Force until
Enel Américas - Collective Bargaining Agreement 1	July 2019	July 2022
Enel Américas - Collective Bargaining Agreement 2	January 2020	December 2022

Argentina

We have the following collective bargaining agreements:

Company (1)	Signed in	In Force until
Edesur - Collective Bargaining Agreement 1	2004	2007
Edesur - Collective Bargaining Agreement 2	2004	2007
El Chocón - Collective Bargaining Agreement 1	2012	2017
Costanera - Collective Bargaining Agreement 1	2011	2014
Costanera - Collective Bargaining Agreement 2	2012	2015

(1)	Under Argentine law, the working conditions under the expired agreements continue until the signing of a new agreement, under the principle of ultra-activity established by Law 14,250 (Art. 12).

Brazil

We have the following collective bargaining agreements:

Company (1)	Signed in	In Force until
Enel Distribution Sao Paulo - Collective Bargaining Agreement	June 2018	´May 2020
Enel Distribution Rio - Collective Bargaining Agreement (2)	October 2017	September 2019
Enel Distribution Ceara - Collective Bargaining Agreement	November 2018	October 2020
Cien - Collective Bargaining Agreement	May 2019	April 2021
Cachoeira Dourada - Collective Bargaining Agreement	May 2018	April 2020
Fortaleza - Collective Bargaining Agreement	May 2019	April 2021
Enel Distribution Goias - Collective Bargaining Agreement	May 2018	April 2020
Enel Brasil - Collective Bargaining Agreement	October 2019	October 2021

(1)	Under Brazilian law, collective bargaining agreements cannot last for more than two years.
(2)	This collective bargaining agreement is under negotiation as of the date of this Report.

Colombia

We have the following collective bargaining agreements:

Company	Signed in	In Force until
Codensa - Collective Bargaining Agreement 1	November 12, 2019	December 31, 2022
Codensa - Collective Bargaining Agreement 2	April 29, 2016	June 30, 2020
Emgesa - Collective Bargaining Agreement 1	August 13, 2015	June 30, 2020
Emgesa - Collective Bargaining Agreement 2	June 1, 2016	June 30, 2020

Peru

We have the following collective bargaining agreements:

Company	Signed in	In Force until
Enel Distribution Peru - Collective Bargaining Agreement 1 (1)	January 1, 2018	December 31, 2019
Enel Distribution Peru - Collective Bargaining Agreement 2 (1)	January 1, 2018	December 31, 2019
Enel Distribution Peru - Collective Bargaining Agreement 3	January 1, 2018	December 31, 2020
Enel Generation Peru - Collective Bargaining Agreement 1	January 1, 2019	December 31, 2021
Enel Generation Piura - Collective Bargaining Agreement 1	January 1, 2018	December 31, 2021

1)	These collective bargaining agreements are still under negotiation as of the date of this Report.

E.    Share Ownership.

To the best of our knowledge, none of our directors or officers owns more than 0.1% of our shares or owns any stock options. It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in our shares. To the best of our knowledge, any share ownership by all our directors and officers, in the aggregate, amounts to significantly less than 10% of our outstanding shares.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders.

We have only one class of capital stock and Enel, our ultimate controlling shareholder since June 2009, has no different voting rights than our other shareholders. As of April 15, 2020, our 22,851 shareholders of record held our 76,086,311,036 shares of common stock outstanding. Enel owned 46,821,715,078 shares of our common stock, representing a 61.5% direct ownership interest in us. There were five record holders of our ADSs, as of such date.

It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States, as the depositary for our ADSs only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As such, we are not able to ascertain the domicile of the final beneficial holders represented by the five ADS record holders in the United States. Likewise, we cannot readily determine the domicile of any of our foreign stockholders who hold our common stock, either directly or indirectly.

As of April 15, 2020, Chilean private pension funds (“AFPs”), owned 11.2% of our shares in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 19.0% of our shares. ADS holders owned 6.5% of our shares and the remaining 1.8% of our shares were held by 22,660 minority shareholders.

The following table sets forth certain information concerning ownership of the common stock as of April 15, 2020, with respect to each stockholder known by us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned (1)	Percentage of Shares Outstanding
Enel S.p.A.	46,821,715,078	61.5%

(1)

Upon the termination and settlement of two swap transactions entered into by Enel with respect to our ADSs, which are expected to occur on May 11 and May 27, 2020, Enel’s beneficial ownership interest in us is expected to increase to 62.3%. In addition, Enel has declared an intention to acquire additional shares of common stock and ADSs through two swap agreements involving our common stock and ADSs, to reach up to 65% beneficial ownership, the maximum ownership level permitted by our bylaws, by the end of 2020.

Enel SpA, our ultimate Italian controlling shareholder, is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in 32 countries across five continents, produces energy through a managed installed capacity of more than 88 GW, which includes 46 GW of renewable sources, and distributes electricity and gas through a network covering 2.2 million kilometers. With almost 70 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity. Enel shares trade on the Milan Stock Exchange.

At an ESM held on April 30, 2019, our shareholders approved a capital increase for an amount of US$ 3 billion. The capital increase was made through two preemptive rights periods in Chile for local shares and in the United States for ADRs. As a result, 18,633,669,520 new shares of our common stock, including in the form of ADRs, were subscribed and paid for by our existing shareholders and ADR holders representing 99.5% of the total new shares approved at the ESM, totaling US$ 3,020,670,890, the largest cash‑only capital increase in Chilean corporate history.

B.Related-Party Transactions.

Article 146 of Law 18,046 (the “Chilean Corporations Law”) defines related-party transactions as all transactions involving a company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives, and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s Board of Directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer, or company liquidator has been serving in the same position within the last 18 months.

Article 147 of the Chilean Corporation Law requires that related-party transactions must take into account the corporate interest, as well as the prices, terms, and conditions prevailing in the market at the time of their approval. Article 147 of the Chilean Corporation Law provides that board members, managers, administrators, senior officers, or company liquidators having a personal interest or acting in negotiations of a related-party transaction must immediately inform the Board of Directors. Such a transaction shall only be approved if an absolute majority of the directors (excluding interested directors) consider the transaction to be beneficial for the corporate interest. Chilean law requires an interested director to abstain from voting on such a transaction. If an absolute majority of the directors are obliged to abstain from voting on any particular transaction, it shall only be approved if authorized unanimously by the independent directors or during an ESM. Board resolutions approving related-party transactions must be reported to the company’s shareholders at the next shareholders’ meeting.

The law described above, which also applies to our affiliates, provides for some exceptions. In some instances, the Board’s approval would suffice for related-party transactions, under certain transaction thresholds when the transactions are conducted with another entity in which we hold 95% or more of their capital, or when such transactions are conducted in compliance with the related-party policies defined by the company’s board. At its meeting held on June 28, 2017, our Board of Directors updated our related-party transaction policy (Política General de Habitualidad). This policy is available on our website at www.enelamericas.com.

If a transaction is not in compliance with Article 147 of the Chilean Corporations Law, this will not affect the transaction’s validity, but our shareholders or we may demand compensation for damages from the individual associated with the infringement as provided by law.

As a result of the 2016 Reorganization, we entered into specific intercompany arrangements. Under Chilean law, we remain jointly liable for former obligations that were assumed by Enel Chile under the separation of the businesses completed on March 1, 2016. Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving us of such liability.  For additional information on the corporate reorganization, see “Item 4. Information on the Company — A. History and Development of the Company — The 2016 Reorganization.”

In the countries in which we operate, we do not manage the cash flows of our subsidiaries even when intercompany transactions are permitted; however, these may have adverse tax consequences.

In the context of the tender offer process aimed at acquiring the shares of Enel Distribution Sao Paulo, in April 2018, the Board of Directors examined and approved an intercompany loan to Enel Brasil or its vehicle Enel Sudeste. Also, the Board of Directors approved the granting of a guarantee to Enel Brasil and Enel Sudeste in favor of BTG Pactual Brasil or any other entities, as might be required by the tender offer. The guarantees were due after the execution of the payment of all the shares tendered.

In May 2018, the Board of Directors examined and approved the granting of guarantees by Enel Américas for financing the acquisition of Enel Distribution Sao Paulo. In June 2018, the Company gave corporate guarantees to its subsidiaries Enel Brasil and Enel Sudeste, through the issuance of promissory notes issued in the Brazilian capital markets, for the funding of an aggregate amount of R$ 9,300 million. These guarantees were due after the repayment of the promissory notes with an intercompany loan granted to Enel Brasil by an affiliate, Enel Finance International N.V. (“EFI”), in September 2018, for an aggregate amount of R$ 9,400 million. The intercompany loan was paid down on its maturity date with funds raised through new debt incurred by Enel Brasil, through promissory notes issued in the Brazilian market. These promissory notes were issued with a tenor of three months and were prepaid on August 2, 2019, with funds from the Company’s 2019 capital increase.

In December 2018, two intercompany loans were made by EFI to Enel Distribution Ceara for an amount of R$ 300 million and to Enel Distribution Sao Paulo for an amount of R$ 420 million, in both cases to finance working capital.  Both loans were paid down in December 2019, as planned.

During 2017, Enel Américas granted three intercompany loans to Enel Brasil to support its business plan for a total amount of US$ 375 million, denominated in U.S. dollars.  The loans were initially due between 2019 and 2022. In December 2019, the intercompany loan for US$ 150 million with a maturity of December 2019, was rolled over with a two‑year extension and now matures in December 2021. The negotiated terms satisfy market conditions. As of December 31, 2019, the outstanding balance of the loans amounted to US$ 375 million.

Starting from January 1, 2019, all intercompany operating lease contracts are considered as a financial debt between related parties to comply with the new IFRS 16 standards. As of December 31, 2019, there were no intercompany operating lease agreements.

There are various contractual relationships between Enel Chile and us to provide intercompany services. Enel Chile entered into intercompany agreements under which it provides services directly and indirectly to us. The services rendered by Enel Chile include specific legal, finance, treasury, insurance, capital markets, financial and documentary compliance, accounting, human resources, communications, security, relations with contractors, IT, tax, and other corporate support and administrative services. These services are provided and charged at market prices if there is a comparable reference service. If there are no similar services in the market, they will be provided at cost plus a specified percentage. The intercompany services contracts are valid for five years, with renewable terms as of January 1, 2017.

As of the date of this Report, the abovementioned transactions have not experienced material changes.  As of December 31, 2019, there were also some commercial transactions with related parties.  For more information regarding transactions with related parties, see Note 12 of the Notes to our consolidated financial statements.

C.    Interests of Experts and Counsel.

Not applicable.

Item 8.Financial Information

A.Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We and our subsidiaries are parties to legal proceedings arising in the ordinary course of business. We believe it is unlikely that any loss associated with pending lawsuits will significantly affect the normal development of our business.

For detailed information as of December 31, 2019, on the status of the material pending lawsuits filed against us and our subsidiaries, please refer to Note 36.3 of the Notes to our consolidated financial statements. Please note that since March 1, 2016, Enel Chile appears as the defendant instead of us for current legal proceedings or those that may arise from our former Chilean businesses.

In relation to the legal proceedings reported in the Notes to our consolidated financial statements, we use the criterion of disclosing lawsuits above a minimum threshold of US$ 20 million of potential impact to us, and, in some cases, qualitative criteria according to the materiality of the plausible effect on the conduct of our business. The lawsuit status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

Our Board of Directors presents an annual proposal for approval to the OSM for a final dividend payable each year. The dividend is accrued in the prior year and cannot be less than the legal minimum of 30% of annual net income. The proposal also states the dividend policy for the current fiscal year. Additionally, our Board of Directors generally establishes an interim dividend for the current fiscal year, payable in January of the following year and deducted from the final dividend payable in May of the following year. The Board of Directors establishes the interim dividend, which is not subject to restrictions under Chilean law.

For dividends accrued in fiscal year 2018, on November 26, 2018, the Board of Directors agreed to distribute an interim dividend of US$ 0.0013 per share of common stock on January 25, 2019, or 15% of consolidated net income as of September 30, 2018. The interim dividend was paid in Chilean pesos, considering the U.S. dollar Observed Exchange Rate as of January 18, 2019. At the OSM held on April 30, 2019, our shareholders approved a final dividend equivalent to US$ 0.0084 per share of common stock for the fiscal year 2018, of which US$ 0.0071 per share was distributed on May 17, 2019, after deducting the interim dividend paid in January 2019. The final dividend amounts to a payout ratio of 30% of annual net income for the fiscal year 2018.

For dividends accrued in the fiscal year 2019, on November 25, 2019, the Board of Directors agreed to distribute an interim dividend of US$ 0.001619 per share of common stock on January 24, 2020, or 15% of consolidated net income as of September 30, 2019. The interim dividend was paid in Chilean pesos, considering the U.S. dollar Observed Exchange Rate as of January 17, 2020. At the OSM held on April 30, 2020, our shareholders approved a final dividend equivalent to US$ 0.010606933825168 per share of common stock for fiscal year 2019, of which US$ 0.008987015229539 will be distributed on May 29, 2020, after deducting the interim dividend paid in January 2020. The final dividend amounts to a payout ratio of 50% of annual net income for the fiscal year 2019.

For dividends corresponding to fiscal year 2020, our Board of Directors presented the following Dividend Policy at the OSM held on April 30, 2020:

An interim dividend, accrued in fiscal year 2020 and amounting to 15% of consolidated net income as of September 30, 2020, to be paid in January 2021.

A final dividend payout equal to 50% of the annual net income for fiscal year 2020, to be paid in May 2021 from which the interim dividend paid in January 2021 is deducted.

This dividend policy is conditioned on generating net profits in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The proposed dividend policy is subject to our Board of Director’s right to change the amount and timing of the dividends under prevailing circumstances at the time of the payment.

Dividend payments are potentially subject to legal restrictions, such as legal reserve requirements, capital and retained earnings criteria, and other contractual restrictions such as the non-default on credit agreements. For example, Enel Generation Piura may not pay dividends unless it complies with certain financial covenants. However, these potential legal and contractual restrictions do not currently affect our ability or any of our subsidiaries’ ability to pay dividends. (For additional information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”).

Shareholders of each subsidiary and affiliate agree on the final dividend payments. There are currently no material currency controls that prohibit us from repatriating the dividend payments from our non-Chilean principal subsidiaries and affiliates.

Dividends are paid to shareholders of record as of midnight of the fifth business day before the payment date. Holders of ADSs on the applicable record dates will be entitled to receive dividend payments.

Dividends

The table below sets forth, for each of the years indicated, the dividends distributed by us in Chilean pesos per common share (through 2017) and U.S. dollars per common share (since 2018) and per ADS. For additional information, see “Item 10. Additional Information — D. Exchange Controls”.

	Dividends distributed (1)
	US$	US$
Year	per share	per ADS (2)
2019	0.0106	0.53
2018	0.0084	0.42
2017	0.0062	0.31

	Dividends distributed (1)
	Ch$	US$
Year	per share	per ADS (2)
2016 (3)	3.33	0.27
2015	4.64	0.35
2014	6.21	0.44

(1)	This table reports dividends paid rather than dividends accrued within any given year. These amounts do not reflect a reduction for Chilean withholding taxes, if applicable. Figures have been rounded.
(2)

The U.S. dollar per ADS amount for the years before 2018 was calculated by applying the exchange rate as of December 31 of each year. One ADS = 50 shares of common stock. Since 2018, dividends are presented in dollars per share, our reporting currency for those years.

(3)	Enel Américas is not necessarily comparable to its predecessor Enersis before the 2016 Reorganization.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying common stock, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls.”

B.Significant Changes.

None.

Item 9.The Offer and Listing

A.Offer and Listing Details.

Our shares of common stock are listed and traded on the Chilean Stock Exchanges under the trading symbol “ENELAM,” and our ADSs are listed and traded on the NYSE under the trading symbol “ENIA."

B.Plan of Distribution.

Not applicable.

C.Markets.

In Chile, our common stock is traded on the following stock exchanges: the Bolsa de Santiago (Santiago Stock Exchange or “SSE”) and the Bolsa Electrónica de Chile (Electronic Stock Exchange or “ESE”). As of December 31, 2019, more than 200 companies had shares listed on the SSE. As of December 31, 2019, the SSE accounted for 97 % of our total equity traded in Chile. Also, 3% of our equity trading was conducted on the ESE, an electronic trading market that was created by banks and non-member brokerage houses.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold, U.S. dollars, and futures contracts for stock indices and U.S. dollars trade on the SSE. It operates on business days from 9:30 a.m. to 4:00 p.m. from March to October, and from 9:30 a.m. to 5:00 p.m. from November to February, which may differ from New York City time by up to two hours, depending on the season.

In August 2016, the SSE and the S&P Dow Jones Indices (“S&P DJI”) signed an Operating Agreement and Index Licensing. The alliance between the SSE and the S&P DJI, the leading global provider of concepts, data, and research on indices, includes the implementation of international methodological standards and the integration of operational processes and business strategies that enhance the visibility, governance, and transparency of the existing indices. The agreement also enables the development, granting of licenses, distribution, and administration of current and future indices, which are developed as innovative and practical tools at the service of local and international investors. The SSE indices will use the shared brand “S&P/CLX” and may be used as underlying liquid financial products, thereby contributing to the expansion and depth of the Chilean capital markets. Under this agreement, S&P DJI assumed the tasks of calculation, production, maintenance, licensing, and distribution of the indices on August 6, 2018. Since that date, the IGPA and the IPSA, the former general and selective stock indices, are referred to as the SPCLXIGPA and the SPCLXIPSA, respectively.

The SPCLXIGPA is calculated considering, among other things, the prices of the shares traded during at least 25% of the days of the year, with a total of annual transactions exceeding UF 10,000 (approximately US$ 378,000 as of December 31, 2019) and a free float of at least 5%. The SPCLXIGPA index is rebalanced annually, after the close of the third Friday in March, and the number of shares per component of the index is updated quarterly after the close of the third Friday in June, September, and December. On December 31, 2019, the SPCLXIGPA index closed at 23,393.53 points.

The SPCLXIPSA is calculated considering, among other things, the prices of the 30 shares with the highest trading volume during the previous six months, market trading on at least 90% of trading days, and a market capitalization above Ch$ 200 billion (US$ 267 million as of December 31, 2019). The SPCLXIPSA index is rebalanced every six months after the closing of the third Friday of March and September and is re-weighted quarterly after the close of the third Friday in June and December. On December 31, 2019, the SPCLXIPSA index closed at 4,669.85 points.

From October 1993 until the completion of the spin-off of Enel Chile in April 2016, shares of our common stock traded on the OTC market in the United States under our predecessor’s trading symbol “ENI.” Since the completion of the spin-off, our shares have traded under the trading symbol “ENIA” on the NYSE, our primary market, in the form of ADSs. Each ADS represents 50 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs were issued under the Third Amended and Restated Deposit Agreement dated as of March 28, 2013, among us, Citibank, N.A. as Depositary (the “Depositary”), and the holders and beneficial owners from time to time of ADRs issued thereunder (the “Deposit Agreement”). The Depositary treats only persons in whose names ADRs are registered on the books of the Depositary as owners of ADRs.

As of December 31, 2019, ADRs evidencing 101,271,381 ADSs (equivalent to 5,063,569,028 shares of common stock) were outstanding, representing 6.7% of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. The trading volume of our shares on the NYSE and other U.S. exchanges during 2019 amounted to 323 million ADSs, equivalent to approximately US$ 2,962 million.

The NYSE is open for trading Monday through Friday from 9:30 am to 4:00 pm, except for holidays declared in advance by the NYSE. On the trading floor, the NYSE trades in a continuous auction format, where traders can execute stock transactions on behalf of investors. Specialist brokers act as auctioneers in an open outcry auction market to bring buyers and sellers together and to manage the actual auction. Customers can also send orders for immediate electronic execution or route orders to the floor for trade in the auction market. The NYSE works with U.S. regulators, such as the SEC and the Commodity Futures Trading Commission, to coordinate risk management measures in the electronic trading environment through the implementation of mechanisms such as circuit breakers and liquidity replenishment points.

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2019:

	Number of shares of common stock traded	Percentage
Market
United States (One ADS = 50 shares of common stock) (1)	16,137,281,700	40.2%
Chile (2)	24,016,269,732	59.8%
Total	40,153,551,432	100.0%

(1)Includes the NYSE and over-the-counter trading.

(2)Includes the SSE and ESE.

D.   Selling Shareholders.

Not applicable.

E.   Dilution.

Not applicable.

F.   Expenses of the Issue.

Not applicable.

Item 10.Additional Information

A.Share Capital.

Not applicable.

B.Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of Chilean law and our bylaws.

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (estatutos), which have the same purpose as the articles or the certificate of incorporation and the bylaws of a company incorporated in the United States, and the Chilean Corporations Law (Law No. 18,046). In addition, D.L. 3500, or the Pension Fund System Law, which permits the investment of Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Corporations Law, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the Board of Directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (US$ 141,549,700 as of December 31, 2019) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the CMF under the Securities Market Law (Law No. 18,045) and the Chilean Corporations Law. These two laws state the disclosure requirements, restrictions on insider trading and price manipulation, and provide protection to minority shareholders. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Law and the Securities Market Law, both as amended, state rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committees, independent directors, stock options and derivative actions.

Public Register

We are a publicly held stock corporation incorporated under the laws of Chile. We were incorporated by public deed issued on June 19, 1981, by the Santiago Notary Public, Mr. Patricio Zaldívar M. Our existence was approved by CMF Resolution 409-S of July 17, 1981, and we were registered on July 21, 1981, in the Commercial Register (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on pages 13099 No. 7269. We are registered with the CMF under the entry number 0175. We also registered with the United States Securities and Exchange Commission under the commission file number 001-12440 on October 19, 1993.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule No. 269 of the CMF, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or financial results depend on, or are conditioned in whole or in a significant part on the price of such shares, must be reported to the CMF and the Chilean Stock Exchanges. Since ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1375 of the CMF. Shareholders of publicly held stock corporations are required to report to the CMF and the Chilean Stock Exchanges:

any direct or indirect acquisition or sale of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

any direct or indirect acquisition or sale of contracts or securities whose price or financial results depend on or are conditioned in whole or in a significant part on the price of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

any direct or indirect acquisition of shares made by a holder who, due to an acquisition of shares of such publicly held stock company, results in the holder acquiring, directly or indirectly, at least 10% of a publicly held stock company’s subscribed capital;

any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held stock corporation; and

any direct or indirect acquisition or sale of contracts or securities whose price or financial results depend on or are conditioned in whole or in a significant part on the price of shares made by a director, receiver, principal executive, general manager or manager of a publicly held stock corporation.

In addition, majority shareholders of a publicly held stock corporation must inform the CMF and the Chilean Stock Exchanges if such acquisitions are entered into with the intention of acquiring control of the company or if they are making a passive financial investment instead.

Under Article 54 of the Securities Market Law and General Rule No. 104 enacted by the CMF, unless the tender offer regulation applies, any person who directly or indirectly intends to take control of a publicly held stock corporation must disclose this intent to the market at least ten business days in advance of the proposed change of control and, in any event, as soon as the negotiations for the change of control have taken place or reserved information of the publicly held stock corporation has been provided.

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

The seven directors elected at the OSM are the seven individual nominees who receive the highest majority of the votes, provided one of those individuals must be an independent director. Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees.

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

The compensation of the directors is established annually at the OSM. See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Agreements entered into by us with related parties can only be executed when such agreements serve our interest, and their price, terms and conditions are consistent with prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in Article 147 of the Chilean Corporations Law.

Certain Powers of the Board of Directors

Our bylaws provide that every agreement or contract that we enter into with our controlling shareholder, our directors or executives, or their related parties, must be previously approved by two-thirds of the Board of Directors and be included in the Board meetings, and must comply with the provisions of the Chilean Corporations Law.

Our bylaws do not contain provisions related to:

the directors’ power, in the absence of an independent quorum, to vote on compensation for themselves or any members of their body;

borrowing powers exercisable by the directors and how such borrowing powers can be changed;

retirement or non-retirement of directors under an age limit requirement; or

number of shares, if any, required for directors’ qualification.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this Report, our capital is comprised of only one class of shares, all of which are common shares and have the same rights.

Our bylaws do not contain any provisions relating to:

redemption provisions;

sinking funds; or

liability for capital reductions by us.

Under Chilean law, the rights of our shareholders may only be modified by an amendment to the bylaws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association. — Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, only the shareholders of a company acting at an ESM have the power to authorize a capital increase. When an investor subscribes shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for. The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for or, if the subscriber has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If a subscriber does not fully pay for shares for which the subscriber has subscribed on or prior to the date agreed upon for payment, notwithstanding the actions intended by the company to collect payment, the company is entitled to auction on the stock exchange where such shares are traded, for the account and risk of the debtor, the number of shares held by the debtor necessary for the company to pay the outstanding balances and disposal expenses. However, until such shares are sold at auction, the subscriber continues to hold all the rights of a shareholder, except the right to receive dividends and return of capital. The Chief Executive Officer, or the person replacing him, will reduce in the shareholders’ register the number of shares in the name of the debtor shareholder to the number of shares that remain, deducting the shares sold by the company and settling the debt in the amount necessary to cover the result of such disposal after the corresponding expenses. When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which may not exceed three years from the date of such meeting, unless a stock option plan is approved, in which case the period to pay for the shares under such plan may be up to five years), these shall be reduced in the non-subscribed amount until that date. With respect to the shares subscribed and not paid following the term mentioned above, the Board must proceed to collect payment, unless the shareholders’ meeting authorizes the Board not to do so (by two-thirds of the voting shares), in which case the capital shall be reduced by force of law to the amount effectively paid. Once collection actions have been exhausted, the Board should propose to the shareholders’ meeting the approval by simple majority of the write-off of the outstanding balance and the reduction of capital to the amount effectively collected.

As of December 31, 2019, our subscribed and fully paid capital totaled US$ 9,784 million consisting of 76,086,311,036 shares.

Preemptive Rights and Increases of Share Capital

With the exception of capital increases needed to carry out a merger, Chilean regulation requires Chilean stock corporations to grant shareholders preemptive rights to purchase a sufficient number of shares, or any other securities convertible into shares or that confer future rights over shares, to maintain their existing ownership percentage of such company whenever such company issues new shares, or any other securities convertible into shares or that confer future rights over shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period. The options to subscribe for shares in capital increases of the company or of any other securities convertible into shares or that confer future rights over these shares, should be offered, at least once, to the shareholders pro rata to the shares held registered in their name at midnight on the fifth business day prior to the date of the start of the preemptive rights period. The preemptive rights offering and the start of the 30-day period for exercising them shall be communicated through the publication of a prominent notice, at least once, in the newspaper that should be used for notifications of shareholders’ meetings. During such 30-day period, and for an additional period of, at least, 30 days immediately following the initial 30-day period, publicly held stock corporations are not permitted to offer any unsubscribed shares to third parties under terms that are more favorable than those offered to their shareholders. At the end of the second 30-day period, a Chilean publicly held stock corporation is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean Stock Exchanges.

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. Our last OSM was held on April 30, 2020. An ESM may be called by the Board of Directors when deemed appropriate, an ESM and OSM, as the case may be, must be called when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the CMF. To convene an OSM or ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15 days and no more than 20 days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the CMF and to the Chilean Stock Exchanges.

The OSM or ESM shall be held on the day stated in the notice and should remain in session until having exhausted all the matters stated in the notice. However, once constituted, upon the proposal of the chairman or shareholders representing at least 10% of the shares with voting rights, the majority of the shareholders present may agree to suspend it and to continue it within the same day and place, with no new constitution of the meeting or qualification of powers being necessary, recorded in one set of minutes. Only those shareholders who were present or represented may attend the recommencement of the meeting with voting rights.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. This second meeting must take place within 45 days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of a majority of those shares present or represented at the meeting, unless a qualified majority is required.

Regardless of the quorum present, a vote of at least a two-thirds majority of the outstanding shares with voting rights is required to adopt any of the following actions:



a transformation of the company into a form other than a publicly held stock corporation under the Chilean Corporations Law, a merger or split-up of the company;

an amendment to the term of duration or early dissolution of the company;

a change in the company’s domicile;

a decrease of corporate capital;

an approval of capital contributions in kind and non-monetary assessments;

a modification of the authority reserved to shareholders or limitations on the Board of Directors;

a reduction in the number of members of the Board of Directors;

the disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan that contemplates the disposition of assets in an amount greater that such percentage;

the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position as controlling shareholder;

the form of distributing corporate benefits;

issue of guarantees for third-party liabilities which exceed 50% of the assets, except when the third party is a subsidiary of the company, in which case approval of the Board of Directors is deemed sufficient;

the purchase of the company’s own shares;

other actions established by the bylaws or the laws;

certain remedies for the nullification of the company’s bylaws;

inclusion in the bylaws of the right to purchase shares from minority shareholders, when the controlling shareholders reaches 95% of the company’s shares by means of a tender offer for all of the company’s shares, where at least 15% of the shares have been acquired from unrelated shareholders; and

approval or ratification of acts or contracts with related parties.

In addition, certain amendments to our bylaws require the affirmative vote of 75% of the subscribed shares with voting rights.

Bylaw amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by at least two-thirds of the outstanding shares of the affected series.

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the U.S. securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the financial statements and corporate books of a publicly held stock corporation and its subsidiaries within the 15-day period before its scheduled shareholders’ meeting. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, indicating how complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on our website. In the case of an OSM, our annual report of activities, which includes audited financial statements, must also be made available to shareholders and published on our website at: www.enelamericas.com.

The Chilean Corporations Law provides that, upon the request by the Directors’ Committee or by shareholders’ representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. In accordance with Article 136 of the Chilean Corporations Regulation (Reglamento de Sociedades Anónimas), the shareholder(s) holding or representing at least 10% of the shares issued with voting rights may:

make comments and proposals relating to the progress of the corporate businesses in the corresponding year, no shareholder being able to make individually or jointly more than one presentation. These observations should be presented in writing to the company concisely, responsibly and respectfully, and the respective shareholder(s) should state their willingness for these to be included as an appendix to the annual report. The Board shall include in an appendix to the annual report of the year a faithful summary of the pertinent comments and proposals the interested parties had made, provided they are presented during the year or within 30 days after its ending; or

make comments and proposals on matters that the Board submits for the knowledge or voting of the shareholders. The Board shall include a faithful summary of those comments and proposals in all information it sends to shareholders, provided the shareholders’ proposal is received at the offices of the company at least 10 days prior to the date of dispatch of the information by the company.

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

Similarly, the Chilean Corporations Law provides that whenever the Board of Directors of a publicly held stock corporation convenes an OSM or ESM and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by the Directors’ Committee or by shareholders owning at least 10% of the shares with voting rights who request that such comments and proposals be so included.

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

There are no limitations imposed by Chilean law or our bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADSs, is the custodian of the Depositary, currently Banco Santander-Chile, or any successor thereto. Accordingly, holders of ADSs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADS directly. The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to request instructions from registered holders of ADSs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the bylaws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors or to a person designated by the Chairman of the Board of Directors to vote) the shares of common stock represented by the ADSs in accordance with any such instruction. The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs. If no voting instructions are received by the Depositary from a holder of ADSs with respect to the shares of common stock represented by the ADSs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADSs may, in some situations, be voted in the manner directed by the Chairman of the Board, or by a person designated by the Chairman of the Board, subject to the limitations set forth in the Deposit Agreement.

Dividends and Liquidation Rights

According to the Chilean Corporations Law, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all publicly held stock corporations must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, unless and except to the extent we have carried forward losses. The law provides that the Board of Directors must agree to the dividend policy and inform such policy to the shareholders at the OSM.

For any dividend in excess of 30% of net income, publicly held stock corporations may grant an option to their shareholders to receive those dividends in cash, or in shares issued by such publicly held stock corporation, or in shares of publicly held corporations owned by such company. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Corporations Law (as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of UF, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. Payments not collected in such period are transferred to the volunteer fire department.

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

Change of Control

The Capital Markets Law establishes a comprehensive regulation related to tender offers. The law defines a tender offer as the offer to purchase shares of companies that publicly offer their shares or convertible securities and which offer is made to shareholders to purchase their shares under conditions that allow the bidder to reach a certain percentage of ownership of the company within a fixed period of time. These provisions apply to both voluntary and hostile tender offers.

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

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporations Law provides that upon the adoption of any of the resolutions enumerated below at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. In order to exercise such withdrawal rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the Deposit Agreement. In case of a bankruptcy proceeding, the withdrawal right arising from an adopted resolution is suspended until the existing debt has been paid.

“Dissenting” shareholders are defined as those who at a shareholders’ meeting vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30-days following the shareholders’ meeting. Shareholders present or represented at the meeting and who abstain in exercising their voting rights shall not be considered as dissenting. The right to withdraw should be exercised for all the shares that the dissenting shareholder had registered in their name on the date on which the right is determined to participate in the meeting at which the resolution is adopted that motivates the withdrawal and which remains on the date on which their intention to withdraw is communicated to the company. The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean Stock Exchanges is the weighted-average of the sales prices for the shares as reported on the Chilean Stock Exchanges on which the shares are quoted for the 60-trading-days between the ninetieth and the thirtieth trading day before the shareholders’ meeting giving rise to the withdrawal right. If the CMF determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose must be equal to equity attributable to the parent company, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last consolidated statements of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

Article 126 of the Chilean Corporations Regulation (Reglamento de Sociedades Anónimas) establishes that in cases where the right to withdraw arises, the company is obliged to inform the shareholders of this situation, the value per share that will be paid to shareholders exercising their right to withdraw and the term for exercising it. Such information should be given to shareholders at the same meeting at which the resolutions are adopted giving rise to the right of withdrawal, prior to its voting. A special communication should be given to the shareholders with rights, within two days following the date on which the rights to withdraw arise. In the case of publicly held companies, such information must be communicated by a prominent notice in a newspaper with a wide national circulation, as well as on the newspaper’s website, and via a written communication addressed to the shareholders with rights at the address they have registered with the company. The notice of the shareholders’ meeting to vote on a matter that could give rise to withdrawal rights should mention this circumstance.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

the transformation of the company into an entity which is not a publicly held stock corporation governed by the Chilean Corporations Law;

the merger of the company with another company;

disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan that contemplates the disposition of assets in an amount greater than such percentage;

the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the company, as well as any disposition of its shares that results in the parent company losing its position of controlling shareholder;

issue of guarantees for third parties’ liabilities that exceed 50% of the assets (if the third party is a subsidiary of the company, the approval of the Board of Directors is sufficient and shall not give rise to the right to withdraw);

the creation of preferential rights for a class of shares or an amendment to the existing ones. In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

certain remedies for the nullification of the corporate bylaws; and

such other causes as may be established by the law or by the company’s bylaws.

Investments by AFPs

The Pension Fund System Law permits AFPs to invest their funds in companies that are subject to Title XII and these companies are subject to greater restrictions than other companies. The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee. The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments. Except for the period from March 2003 to March 2004, we have been a Title XII company since 1985 and we are approved by the Risk Classification Committee.

Companies subject to Title XII provisions are required to have bylaws that limit the ownership of any shareholder to a specified maximum percentage, currently at 65%, require that certain actions be taken only at a meeting of the shareholders, and give the shareholders the right to approve certain investment and financing policies.

Registrations and Transfers

Shares issued by us are registered with an administrative agent, which is DCV Registros S.A. This entity is also responsible for our shareholders registry. In case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with us.

C.Material Contracts.

None.

D.Exchange Controls.

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Currently applicable foreign exchange regulations are set forth in the Compendium of Foreign Exchange Regulations (the “Compendium”) approved by the Central Bank of Chile.

a)Chapter XIV

The following is a summary of certain provisions of Chapter XIV that are applicable to all existing shareholders (and ADS holders). This summary does not intend to be complete and is qualified in its entirety by reference to Chapter XIV. Chapter XIV regulates the following type of investments: credits, deposits, investments and equity contributions. A Chapter XIV investor may repatriate at any time an investment made in us upon sale of our shares, and the profits derived therefrom, with no monetary ceiling, subject to the then effective regulations, which must be reported to the Central Bank of Chile.

Except for compliance with tax regulations and some reporting requirements, currently there are no rules in Chile affecting repatriation rights, except that the remittance of foreign currency must be made through a Formal Exchange Market entity. However, the Central Bank of Chile has the authority to change such rules and impose exchange controls.

b)The Compendium and International Bond Issuances

Chilean issuers may offer bonds internationally, subject to the reporting requirements set forth in Chapter XIV of the Compendium.

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

As used in this Report, the term “foreign holder” means either:

In the case of an individual holder, a person who is not a resident of Chile. For purposes of Chilean taxation, (a) an individual is a Chilean resident if he has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or (b) an individual is domiciled in Chile if he resides in Chile and has the intention of remaining in Chile (such intention to be evidenced by circumstances such as the acceptance of employment in Chile or the relocation of the individual’s family to Chile), or

in the case of a legal entity holder, an entity that is not organized under the laws of Chile, unless the shares or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to Chilean withholding tax, which is withheld and paid by the company.  The amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax (“CIT”), paid by the issuer), and then subtracting as a credit 65% of such Chilean CIT paid by the issuer, in case the residence country of the holder of shares or ADSs does not have a tax treaty with Chile. If there is a tax treaty between both countries (in force or signed prior to January 1, 2019) the Foreign Holder can apply 100% of the CIT as a credit.  For 2019, the Chilean CIT applicable to us is a rate of 27%, and depending on the circumstances mentioned above, the Foreign Holder may apply 100% or 65% of the CIT as a credit.

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

Under the cash basis regime (or partially-integrated regime), a company pays CIT on its annual income tax result. Foreign and local individual shareholders will only pay in Chile the relevant tax on effective profit distributions and will be allowed to use the CIT paid by the distributing company as credit, with certain limitations. Only 65% of the CIT is creditable against the 35% shareholder-level tax (as opposed to 100% under the accrued income basis regime).  However, in those cases where tax treaties between Chile and the jurisdiction of the shareholder’s residence are signed prior to January 1, 2019, (even if not yet in effect), the CIT is fully creditable against the 35% withholding tax. This is the case with the tax treaty signed between Chile and the United States, which was signed prior to this date, but which is not in effect as of the date of this Report. In the case of treaties signed prior to January 1, 2019, but not ratified as of December 31, 2021, the shareholder may apply 100% of the CIT as a credit if a dividend distribution is made before December 31, 2021, on a transitional basis. Under the Chilean Tax Law in force at the date of this Report, the transitional treatment of applying the full 100% of the CIT as a credit against withholding tax of the U.S. Holders in case of dividend distributions will terminate on December 31, 2021, if the tax treaty between the United States and Chile is not ratified by that date. In that particular case, effective as of January 1, 2022, only 65% of the CIT will be creditable against the 35% U.S. Holders’ tax. On the other hand, if a tax treaty with a foreign jurisdiction is ratified by December 31, 2021, shareholders from that particular jurisdiction can continue to apply 100% of the CIT as a credit beyond such date.

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean CIT rate of 27% (the CIT rate for 2019 for companies that elected the cash basis regime) and a distribution of 50% of the net income of the company distributable after payment of the Chilean CIT:

Line	Concept and calculation assumptions	Amount Tax treaty resident	Amount Tax treaty resident
1	Company taxable income (based on Line 1 = 100)	100.0	100.0
2	Chilean corporate income tax: 27% x Line 1	27	27
3	Net distributable income: Line 1—Line 2	73	73
4	Dividend distributed (50% of net distributable income): 50% of Line 3	36.5	36.5
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	17.5	17.5
6	Credit for 50% of Chilean corporate income tax: 50% of Line 2	13.5	13.5
7	CIT partial restitution (Line 6 x 35)%(1)	—	4.7
8	Net withholding tax: Line 5 - Line 6 + Line 7	4	8.7
9	Net dividend received: Line 4 - Line 8	32.5	27.8
10	Effective dividend withholding rate: Line 8 / Line 4	11.0	23.9

(1)Only applicable to non-tax treaty jurisdiction resident. From a practical standpoint the foregoing means that the CIT is only partially creditable (65%) against the withholding tax (i.e., CIT of 8.7%).

However, for purposes of the foregoing, the tax authority has not clarified whether the taxpayer residence will be the ADS holder’s address or the depository’s address.

Taxation on sale or exchange of ADSs outside of Chile

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

If the shares do not qualify for the exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to the general tax regime, with a 27% Chilean CIT, the rate applicable during 2019, and a 35% Chilean withholding tax, the former being creditable against the latter.

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

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of receiving, owning, and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities and is based on the assumption stated above under “― Chilean Tax Considerations” that there is no applicable income tax treaty in effect between the United States and Chile. The discussion applies only if the beneficial owner holds shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

•certain financial institutions;

•insurance companies;

•dealers and traders in securities who use a mark-to-market method of tax accounting;

•persons holding shares or ADSs as part of a “straddle” integrated transaction or similar transaction;

•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•partnerships or other entities classified as partnerships for U.S. federal income tax purposes or partners in such partnerships;

•persons liable for the alternative minimum tax;

•tax-exempt organizations;

•persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock; or

•persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

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

You will be a “U.S. Holder” for purposes of this discussion if you become a beneficial owner of our shares or ADSs and if you are, for U.S. federal income tax purposes:

•a citizen or individual resident of the United States; or

•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a noncorporate U.S. Holder in respect of shares or ADSs generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs generally will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States (ii) we were not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (iii) the holder thereof has satisfied certain holding period requirements. The ADSs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the United States so long as they are so listed. We do not expect that we will be treated as having been a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2020 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year.

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

Passive Foreign Investment Company Rules

We were not a “passive foreign investment company” or PFIC for U.S. federal income tax purposes for our 2019 taxable year and we do not anticipate being a PFIC for our 2020 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “— Taxation of Distributions” above). U.S. Holders should consult their tax advisors regarding the consequences to them if we were to become a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

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

Medicare Contribution Tax

A U.S. Holder that is an individual or estate, or a trust that does not meet certain requirements for an exemption, is subject to a tax of 3.8% on its “net investment income.” Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like the shares or ADSs, less certain deductions. A U.S. Holder should consult the holder’s own tax advisor regarding the applicability of the “net investment income” tax in respect of such beneficial owner’s particular circumstances.

U.S. Holders should consult their tax advisors with respect to the particular consequences to them of owning or disposing of shares or ADSs.

F.Dividends and Paying Agents.

Not applicable.

G.Statement by Experts.

Not applicable.

H.Documents on Display.

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

I.Subsidiary Information.

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

Item 11.Quantitative and Qualitative Disclosures about Market Risk

We are exposed to risks arising from volatility in commodity prices, interest rates, and foreign exchange rates that affect the generation, transmission and distribution businesses in the countries where we operate.

Commodity Price Risk

In our electricity generation and transmission business segments, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase natural gas with a pricing formula that combines Henry Hub natural gas and Brent diesel oil at market prices prevailing at the time of purchase.

In order to reduce risk under extreme drought conditions, Enel Américas has designed a commercial policy that aligns sale commitment levels with the capacity of its generating facilities during a dry year by including risk mitigation clauses with unregulated clients in some contracts. In the case of regulated clients subject to long-term tender processes, indexed polynomials are determined to reduce commodity exposure.

Considering the operating conditions faced in the electricity generation market, drought, and the volatility of commodity prices in international markets, we are constantly evaluating whether it is in our best interests to engage in hedging to mitigate the impact of price changes on profits.

In July 2016, Emgesa initiated to sign-up energy futures agreements to mitigate the risk associated with the volatility of energy prices within the spot market.

As of December 31, 2019, 5.28 GWh of energy futures purchase agreements had been settled to cover the contracting portfolio.

In May 2018, the board of directors approved the change of Emgesa's corporate purpose to be able to carry out operations in the derivative markets for purposes other than the hedging of the contracting portfolio.

As of December 31, 2019, there were 35.84 GWh in energy futures sales agreements in force not relating to hedging the contracting portfolio.

As of December 31, 2019, 27.05 GWh had been settled that were not considered part of the hedging strategy.

We are continually analyzing strategies to hedge commodity price risk, including transferring commodity price variations to customers’ contract prices, adjusting commodity indexed price formulas for new PPAs according to our exposure, or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future, we may consider using price-sensitive instruments.

Interest Rate and Foreign Currency Risk

As of December 31, 2019, the carrying values according to maturity and the corresponding fair value of our interest-bearing debt are detailed below. Amounts do not include derivatives.  The rates in the table below are the result of the weighted average of the effective interest rates of each obligation, including expenses associated with financing and withholding taxes on interest payments related to financing obtained outside the country of domicile of each company.

	Expected maturity date
For the year ended December 31,	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value (2)
	(in millions of US$) (1)
Fixed Rate
Ch$/UF	0	0	—	—	—	—	0	0
Weighted average interest rate	0.6%	0.6%	0.0%	0.0%	0.0%	0.0%	0.6%	n.a.
US$	273	92	57	5	6	632	1,066	1,104
Weighted average interest rate	3.7%	4.0%	2.9%	0.8%	2.2%	4.1%	3.9%	n.a.
Other currencies (3)	407	306	332	148	115	296	1,604	1,727
Weighted average interest rate	6.7%	8.3%	7.5%	6.8%	6.4%	6.2%	6.9%	n.a.

Total fixed rate	680	398	389	153	121	928	2,669	2,831
Weighted average interest rate	6.3%	7.3%	6.8%	6.0%	6.2%	4.8%	5.7%	n.a.
Variable Rate
Ch$/UF	6	7	3	—	—	—	16	21
Weighted average interest rate	8.4%	8.4%	8.4%	0.0%	0.0%	0.0%	8.4%	n.a.
US$	412	246	—	—	1	—	659	661
Weighted average interest rate	3.4%	4.0%	0.0%	0.0%	3.6%	0.0%	3.6%	n.a.
Other currencies (3)	308	378	425	618	412	856	2,997	3,020
Weighted average interest rate	7.6%	7.3%	7.1%	7.0%	7.5%	7.3%	7.3%	n.a.

Total variable rate	726	631	428	618	414	856	3,672	3,702
Weighted average interest rate	5.2%	6.0%	7.1%	7.0%	7.5%	7.3%	6.6%	n.a.

Total	1,406	1,029	817	771	535	1,784	6,342	6,533

(1)	Calculated based on the foreign exchange rate of the applicable foreign currency to the U.S. dollar as of December 31, 2019.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	“Other currencies” include the Brazilian real, Colombian peso, Argentine peso, Peruvian Nuevo Sol, and Euro.

As of December 31, 2018, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below. Values do not include derivatives. The rates in the table below are the result of the weighted average of the effective interest rates of each obligation, including expenses associated with financing and withholding taxes on interest payments related to financing obtained outside the country of domicile of each company.

	Expected maturity date
For the year ended December 31,	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value (2)
	(in millions of US$) (1)
Fixed Rate
Ch$/UF	-	-	-	-	-	-	-	-
Weighted average interest rate	-	-	-	-	-	-	-	n.a.
US$	309	256	128	6	4	632	1,334	1,333
Weighted average interest rate	3.2%	4.2%	3.8%	2.0%	0.8%	4.1%	3.9%	n.a.
Other currencies (3)	2,875	118	296	223	56	331	3,899	3,998
Weighted average interest rate	6.7%	7.4%	8.3%	7.1%	6.1%	6.3%	6.8%	n.a.

Total fixed rate	3,184	374	423	230	60	963	5,233	5,331
Weighted average interest rate	6.3%	5.2%	7.0%	6.9%	5.8%	4.9%	6.0%	n.a.
Variable Rate
Ch$/UF	6	6	7	4	—	—	23	25
Weighted average interest rate	9.9%	9.9%	9.9%	9.9%	0.0%	0.0%	9.9%	n.a.
US$	462	60	97	—	—	1	621	617
Weighted average interest rate	3.6%	3.9%	3.0%	0.0%	0.0%	3.2%	3.6%	n.a.
Other currencies (3)	519	399	475	399	477	691	2,960	2,970
Weighted average interest rate	7.7%	7.8%	7.3%	7.0%	6.8%	7.5%	7.4%	n.a.

Total variable rate	987	466	579	403	477	693	3,605	3,612
Weighted average interest rate	5.2%	7.3%	6.0%	7.1%	7.1%	7.5%	7.0%	n.a.

Total	4,171	839	1,002	632	537	1,655	8,837	8,943

(1)	Calculated based on the foreign exchange rate of the applicable foreign currency to the U.S. dollar as of December 31, 2018.
(2)

As of December 31, 2018, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(3)	“Other currencies” include the Brazilian real, Colombian peso, Argentine peso, Peruvian Nuevo Sol, and Euro.

Interest Rate Risk

Our policy aims to minimize the average cost of debt and reduce the volatility of our financial results. Depending on our estimates and debt structure, we sometimes manage interest rate risk by using interest rate derivatives.

As of December 31, 2019, and 2018, 39% and 59%, respectively, of our total outstanding debt was denominated in fixed terms, and 61% and 41%, respectively, was subject to variable interest rates. Because of the exposure to variable interest rate risks, we engage in derivative hedging instruments.

As of December 31, 2019, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge the interest rate risk of our interest-bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value (1)
	(in millions of US$)
Variable to fixed rates	—	—	—	—	—	—	—	—
Variable to variable rates (2)	—	—	—	—	—	198	198	12.1
Total	—	—	—	—	—	198	198	12.1

(1)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	We carry out a derivative hedging instrument in Brazil from IPCA to the CDI index.

As of December 31, 2018, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge the interest rate risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value (1)
	(in millions of US$)
Variable to fixed rates	698	—	—	—	—	—	698	(1,156)
Variable to variable rates	—	—	—	—	—	—	—	—
Total	698	—	—	—	—	—	698	(1,156)

(1)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Foreign Currency Risk

Our policy seeks to maintain a balance between the currency in which cash flows are indexed and the currency of the principal debt of each company. Most of our subsidiaries have access to funding in the same currency as their revenues, thereby reducing the impact of exchange rate volatility. In some cases, we cannot fully benefit from this, and therefore, we try to manage the exposure with financial derivatives such as cross currency swaps or currency forwards, among others. However, this may not always be possible under reasonable terms due to market conditions. This is the case of Costanera in Argentina, whose revenues are in Argentine pesos, and a substantial part of its debt denominated in U.S. dollars, with no possibility of hedging this debt under reasonable market conditions. Costanera’s debt denominated in U.S. dollars amounted to US$ 48 million as of December 31, 2019.

As of December 31, 2019, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value (1)
	(in millions of US$)
US$ to R$	271	315	50	—	—	—	636	45.0
US$ to other currencies	—	—	—	—	—	—	—	—
Other currencies to US$	—	—	—	—	—	—	—	—
Total	271	315	50	—	—	—	636	45.0

(1)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2018, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value (1)
	(in millions of US$)
UF to US$	—	—	—	—	—	—	—	—
US$ to Ch$/UF	—	—	—	—	—	—	—	—
US$ to R$	717	230	173	—	—	—	1,120	124.5
US$ to other currencies (2)	—	—	—	—	—	—	—	—
Other currencies to US$	—	—	—	—	—	—	—	—
Total	717	230	17291.2%	0.0%	0.0%	0.0%	111957.0%	124.5

(1)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” may include the Euro, Colombian peso, Argentine peso and Peruvian Nuevo Sol.

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

Item 12.   Description of Securities Other Than Equity Securities

A.   Debt Securities.

Not applicable.

B.   Warrants and Rights.

Not applicable.

C.   Other Securities.

Not applicable.

D.   American Depositary Shares.

Depositary Fees and Charges

Our ADS program’s depositary is Citibank, N.A. The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for withdrawal or from intermediaries acting for them. The Depositary fees payable for cash distributions are deducted from the cash being distributed. In the case of distributions other than cash, the Depositary will invoice the applicable ADS record date holders. The Depositary may generally refuse to provide the requested services until its fees for those services are paid. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
(1) Issuance of ADS upon deposit of shares (excluding issuances as a result of distributions described in paragraph (4) below)	Up to US$ 5 per 100 ADSs (or fraction thereof) issued
(2) Delivery of deposited securities against surrender of ADS	Up to US$ 5 per 100 ADSs (or fraction thereof) surrendered
(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$ 5 per 100 ADSs (or fraction thereof) held
(4) Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$ 5 per 100 ADSs (or fraction thereof) held
(5) Distribution of securities other than ADS or rights to purchase additional ADS (i.e., a spin-off of shares)	Up to US$ 5 per 100 ADSs (or fraction thereof) held
(6) Depositary services	Up to US$ 5 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary

The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for withdrawal or from intermediaries acting for them. The Depositary fees payable for cash distributions are deducted from the cash being distributed. In the case of distributions other than cash, the Depositary will invoice the applicable ADS record date holders.

Depositary Payments for Fiscal Year 2019

The Depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. In 2019, the Depositary reimbursed expenses related primarily to investor relations’ activities for a total amount of US$ 1.6 million (after the deduction of applicable U.S. taxes).

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.Controls and Procedures

(a)Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) for the year ended December 31, 2019.

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

(b)Management’s Annual Report on Internal Control Over Financial Reporting

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

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2019. The assessment was based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 framework”). Based on the assessment, our management has concluded that as of December 31, 2019, our internal control over financial reporting was effective.

(c)Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2019. Their attestation report appears on page F-2.

(d)Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting model.

Item 16.   Reserved

Item 16A.   Audit Committee Financial Expert

As of December 31, 2019, the Directors Committee performed the functions of the Audit Committee, and the committee’s financial expert is Mr. Hernán Somerville, as determined by the Board of Directors. Mr. Somerville is an independent member of the Directors’ Committee pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.Code of Ethics

Our standards of ethical conduct are mainly governed by means of the following five corporate rulings or policies: the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”), the Human Rights Policy, the Manual for the Management of Information of Interest to the Market (the “Manual”) and the Diversity Policy.

The Manual, adopted by our Board of Directors, addresses the following issues: applicable standards and blackout periods regarding the information in connection with transactions of our securities or those of our affiliates, entered into by directors, management, principal executives, employees and other related parties; the existence of mechanisms for the continuous disclosure of information that is of interest to the market; and mechanisms that provide protection for confidential information.

In addition to the corporate governance rules described above, our Board approved the Code of Ethics, the ZTAC Plan and the Human Rights Policy. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other values of similar importance, which are translated into detailed behavioral criteria. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with a special emphasis in avoiding corruption in the form of bribes, preferential treatment, and other similar matters. The Human Rights Policy incorporates and adapts the general human rights principles championed by the United Nations into a corporate reality.

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

A copy of these documents is available on our webpage at www.enelamericas.com as well as upon request, free of charge, by writing or calling us at:

Enel Américas S.A.

Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(56-2) 2353-4400

During fiscal year 2019, there have been no amendments to any provisions of the documents described above. No waivers from any provisions of the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officers of the Company in fiscal year 2019.

Item 16C.Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm, as well as the other member firms and their respective affiliates, by type of services for the periods indicated.

Services Rendered	2019	2018
	(in thousands of US$)
Audit fees (1)	3,473	3,859
Audit-related fees (2)	1,479	575
Tax fees	—	—
All other fees	—	63
Total	4,952	4,497

(1)The amounts for 2018 include auditing services in connection with system migration and inflation adjustments in Argentina for ThUS$ 442.

(2)The audit‑related fees for 2019 include non-recurring services in connection with the 2019 capital increase of Enel Américas for ThUS$ 683.

All the fees disclosed under audit-related fees and all other fees were pre-approved by the Directors’ Committee pre-approval policies and procedures.

The amounts included in the table above and the related footnotes have been classified in accordance with SEC guidance.

Directors’ Committee Pre-Approval Policies and Procedures

Our shareholders appoint our external auditors at the OSM. Similarly, the shareholders of our subsidiaries appoint their external auditors according to applicable law and regulation in each respective country.

The Directors’ Committee, which performs the functions of the Audit Committee, reviews engagement letters with external auditors, ensures quality control in respect of the services provided, reviews and controls independence issues, and other related matters.

The Directors’ Committee has a pre-approval policy regarding the contracting of our external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to us.

Fees payable in connection with recurring audit services are pre-approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once the CFO has examined them, are submitted to the Directors’ Committee for its final consideration.

The pre-approval policy established by the Directors’ Committee for non-audit services and audit-related fees is as follows:

•The business unit that has requested the service and the audit firm expected to perform the service must request that the CFO review the nature of the service to be provided.

•The CFO then analyzes the request and requires the selected audit firm to issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such an audit firm’s independence.

•Finally, the proposal is submitted to the Directors’ Committee for approval or denial.

The Directors’ Committee has designed, approved, and implemented the necessary procedures to fulfill the requirements described in the SEC rules on Audit Committee pre-approval of certain tax services).

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth, for each of the calendar months in 2019, the total number of shares of common stock purchased by the Company, or on the Company’s behalf, or by any affiliated purchaser (which includes Enel), the average price paid per share, the number of shares purchased pursuant to a publicly announced plan or program, and the maximum number of shares that may yet be purchased pursuant to a publicly announced plan or program.

Purchases of Equity Securities

2019 (1)	(a) Total Number Shares Purchased	(b) Average Price per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 1-31	—	—	—	2,872,631,670(2)
February 1-28	—	—	—	2,872,631,670(2)
March 1-31	—	—	—	2,872,631,670 (3)
April 1-30	2,654,332,825	US$ 0.17	2,654,332,825	218,298,845(4)
May 1-31	218,298,845	US$ 0.15	218,298,845	—(5)
June 1-30	—	—	—	5% of outstanding shares of common stock(6)
July 1-31	10,639,088,791(7)	US$ 0.16	—	5% of outstanding shares of common stock(6)
August 1-31	294,771,295(7)	US$ 0.16	—	5% of outstanding shares of common stock(6)
September 1-30	—	—	—	5% of outstanding shares of common stock(6)
October 1-31	—	—	—	5% of outstanding shares of common stock(6)
November 1-30	—	—	—	5% of outstanding shares of common stock(6)
December 1-31	—	—	—	5% of outstanding shares of common stock(6)

(1)

Reflects the settlement date of purchases because prior to settlement, Enel does not have any right to dispose of or vote any of the shares of our common stock or ADSs acquired as a hedge by the financial institution that is the counterparty to the swap transactions.

(2)

Represents up to 1,895,936,970 shares of our common stock and up to 19,533,894 ADSs subject to two swap transactions entered into by Enel on October 15, 2018 with a financial institution with respect to our shares of common stock and ADSs.

(3)

Represents up to 1,926,064,070 shares of our common stock and up to 18,931,352 ADSs subject to amended swap transactions entered into by Enel on March 22, 2019 with a financial institution with respect to shares of our common stock and our ADSs.

(4)

Represents the remaining up to 218,298,845 shares of our common stock subject to an amended swap transaction entered into by Enel on March 22, 2019 with a financial institution with respect to shares of our common stock. The swap transaction entered into by Enel with respect to our ADSs terminated by its terms on April 8, 2019 upon the settlement of the purchase of the ADSs subject to the swap transaction.

(5)

The swap transaction entered into by Enel with respect to shares of our common stock terminated by its terms upon the settlement of the purchase of the remaining shares subject to the swap transaction.

(6)

Represents two new swap transactions entered into by Enel on June 28, 2019 with a financial institution with respect purchases of up to 4% of our outstanding shares of common stock and ADSs representing up to 1% of our outstanding shares.

(7)	Shares purchased pursuant to the exercise of preemptive rights in the 2019 capital increase, which are not pursuant to the swap transactions.

On January 29, 2020, Enel reported that on January 28, 2020, it had amended the swap transactions with respect to shares of our common stock and our ADSs to reduce the number of shares subject to the swap transaction to 2,640,194,991 shares and to increase the ADSs subject to the swap transaction by the number of ADSs representing the corresponding number of shares to 8,065,149 ADSs (after giving effect to the purchase of ADSs settled on March 16, 2020 described below).

On March 19, 2020 Enel reported the following:

(1)	On March 16, 2020, it had acquired 15,217,262 ADSs representing 760,863,100 shares of common stock, or 1.00% of the outstanding shares of our common stock;

(2)

Upon settlement of the swap transaction with respect to ADSs, on May 11, 2020, Enel would acquire the remaining 8,065,149 ADSs, representing 403,257,450 shares of our common stock, or 0.0053%, subject to the swap transaction and the swap transaction would terminate; and

(3)

On March 17, 2020, it had amended the swap transactions with respect to shares of our common stock and our ADSs to reduce the number of shares subject to the swap transaction to 2,492,146,691 shares and to increase the ADSs subject to the swap transaction by the number of ADSs representing the corresponding number of shares to 2,960,966 ADSs (after giving effect to the purchases of ADSs settled on March 16, 2020, and to be settled on May 11, 2020, described above).

In addition, on April 10, 2020, Enel reported the following:

(1)

On April 14, 2020, Enel would acquire 2,492,146,691 shares of our common stock, or 3.28%, subject to the swap transaction pursuant to an auction on the Santiago Stock Exchange and the swap transaction with respect to shares would terminate;

(2)

Upon settlement of the swap transaction with respect to ADSs on May 27, 2020, Enel would acquire the 2,960,966 ADSs, representing 148,048,300 shares of our common stock, or 0.72%, subject to the swap transaction and the swap transaction would terminate; and

(3)	On April 7, 2020, it had entered into two new swap transactions with a financial institution with respect to purchases of up to 1,249,848,795 shares of our common stock and up to 16,666,649 ADSs.

As a result of the swap transactions described above, Enel increased its beneficial ownership in us from 57.3% as of December 31, 2019, to 61.5% as of the date of this Report and has declared an intention to acquire additional shares of our common stock and ADSs through swap agreements involving our common stock and ADSs entered into with a financial institution to reach up to 65% beneficial ownership, the maximum level permitted by our bylaws, by the end of 2020. Upon the termination and settlement of two swap transactions entered into by Enel with respect to our ADSs, which are expected to occur on May 11 and May 27, 2020, Enel’s beneficial ownership in us is expected to increase up to 62.3%. Enel may continue to acquire additional shares under the swap transactions during 2020 to increase its ownership in us up to 65% by the end of 2020.

Item 16F.       Change in Registrant’s Certifying Accountants

On March 31, 2020, the Directors’ Committee recommended to the Board of Directors that the Board propose to the Company’s shareholders a change in the Company’s independent registered public accounting firm at the annual Ordinary Shareholders’ Meeting held on April 30, 2020. On April 30, 2020, the shareholders approved the Board’s proposal to appoint KPMG Auditores Consultores SpA (“KPMG”) as the new independent registered public accounting firm for the Company. EY Audit SpA (“EY”) had served as the independent registered public accounting firm for the Company for the 2011 through 2019 fiscal years, in each case pursuant to the terms of an annual engagement letter. On April 30, 2020, EY was notified by the Company that shareholders had approved appointment of another independent registered public accounting firm for the 2020 fiscal year and that EY was dismissed from its engagement by the Company effective immediately.

The audit reports of EY on the Company’s consolidated financial statements as of and for the years ended December 31, 2019, and 2018 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2019 and 2018, and the subsequent interim period through April 30, 2020, there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to EY’s satisfaction, would have caused EY to make reference to the subject matter of such disagreements in connection with its reports on the Company’s consolidated financial statements for such periods.

During the Company’s two most recent fiscal years ended December 31, 2019 and 2018, and the subsequent interim period through April 30, 2020, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company has provided EY with a copy of the disclosure in Item 16F of this Form 20-F prior to its filing with the SEC. The Company requested EY to furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements, as required by Item 16F(a)(3) of Form 20-F. A copy of EY’s letter is filed as Exhibit 15.1 to this Form 20-F.

No later than June 30, 2020, the Company’s Board of Directors will engage KPMG as the Company’s new independent registered public accounting firm to audit the Company’s consolidated financial statements and internal control over financial reporting for the fiscal year ending December 31, 2020. As of the date of this Report, KPMG is in the process of its standard client evaluation procedures and has not accepted the engagement.

During the Company’s two most recent fiscal years and any subsequent interim period prior to the date of this Report, neither the Company nor anyone acting on its behalf has consulted KPMG on any of the matters or events set forth in Item 16F(a)(2)(i) or Item 16F(a)(2)(ii) of Form 20-F.

Item 16G.   Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, see “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

Item 16H.   Mine Safety Disclosure

Not applicable.

PART III

Item 17.   Financial Statements

Not Applicable.

Item 18.   Financial Statements

ENEL AMÉRICAS S.A. and Subsidiaries

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars
ARS	Argentine pesos
COP	Colombian pesos
BRL	Brazilian Reals
PEN	Peruvian Soles

Item 19.   Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Enel Américas S.A. filed as Exhibit 2.1 to Enel Américas S.A.’s Resitration Statement on Form F-3 (Registration Statement No. 333-232171), is incorporated herein by reference.
2.1	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934
8.1	List of Principal Subsidiaries as of December 31, 2019
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
15.1	Letter dated April 30, 2020, from EY Audit S.p.A. as required by Item 16F of Form 20-F
23.1	Consent of EY Audit SpA., an independent registered public accounting firm

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

We will furnish to the Securities and Exchange Commission, upon request, copies of any not filed instruments that define the rights of stakeholders of Enel Américas.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENEL AMÉRICAS S.A.

		By:	/s/ Maurizio Bezzeccheri
		Name:	Maurizio Bezzeccheri
		Title:	Chief Executive Officer

Date:	April 30, 2020

EY Chile Avda. Presidente Riesco 5435, piso 4, Las Condes, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enel Américas S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Enel Américas S.A. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2020 expressed an unqualified opinion thereon.

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

iesco 5435, piso 4, Santiago

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Test

Description of the Matter

As of December 31, 2019, the Company’s consolidated financial statements present goodwill in the amount of US$1.17 billion. As discussed in Note 3 c) to the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. The Company’s goodwill is initially assigned to its reporting units as of the acquisition date using a relative fair value allocation. The impairment tests required the use of significant assumptions to determine the fair value of the related reporting unit. Those assumptions are described in Note 3 e) to the Company´s consolidated financial statements, and include market evolution, future price estimations, discount rates and the consideration of risks specific to the relevant cash generating unit.

Auditing the Company´s goodwill impairment test is complex due to the significant estimation uncertainties involved in determining the fair values of the reporting units. Those fair value estimates are sensitive to changes in significant assumptions such as discount rate and projected cash flows that may be affected by future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the goodwill impairment test. For example, we tested controls over the significant assumptions, such as discount rate and projected cash flows used in the valuation process.

To test the fair values of the reporting units, our audit procedures included, among others, evaluating the methodologies used by the Company with the assistance of our valuation specialists; testing the significant assumptions used to develop the prospective financial information; comparing those significant assumptions to historical results of the Company's business; benchmarking those assumptions against market participant data within the same industry and performing an independent calculation of the discount rate considering market information about the cost of capital from comparable energy companies.

We also evaluated the Company’s disclosure of this matter in Note 17 to the consolidated financial statements.

iesco 5435, piso 4, Santiago

Unbilled Revenue in the Distribution Business

Description of the Matter

As described in Note 11 to the consolidated financial statements, the Company presents revenue from sales to customers that includes estimates of energy provided and not yet billed as of December 31, 2019, amounting to US$601.6 million related to the distribution entities in Brazil, Colombia, Peru and Argentina. The distribution entities calculate the unbilled revenue based on the estimated quantity of energy consumed by customers during the period, at the prices stipulated in the electricity tariffs in accordance with the current regulation or, if applicable, contractual arrangements with customers.

Auditing the unbilled revenue is complex due to the uncertainties involved in management’s estimation of energy consumed by the customers that is based on energy purchases during the period and the effects of historical customers consumption information. Changes in those estimates could have a material effect on the amount of unbilled energy consumed.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company´s unbilled revenue process. For example, we tested controls over the inputs used to estimate the quantity of energy consumed by customers such as energy purchased by the Company and the effects  of historical customers consumption information, including the energy consumption by customers in the previous month, and in some distribution entities we tested a control over the comparison between the estimate of consumed energy and the energy billed in the following months (back-testing).

To test the unbilled revenue, our audit procedures included, among others, testing the accuracy and completeness of data used in management’s estimation of the unbilled energy amounts; evaluating the inputs used to calculate the unbilled revenue and comparing the quantity of energy obtained from the unbilled consumption reports with the quantity of energy subsequently billed to the final customers (back-testing).

We also evaluated the Company’s disclosures of this matter in Note 11 to the consolidated financial statements.

Realization of Deferred Tax Assets

Description of the Matter

As described in Notes 2.4.1 and 19 to the consolidated financial statements, during the year ended December 31, 2019, Enel Distribución Sao Paulo incorporated its direct parent company Enel Brasil Investimentos Sudeste S.A. As a consequence of the reverse merger, the Company recognized an economic benefit due to the probable future reduction of taxes in the amount of US$553.2 million, to be amortized through 2058, considering the tax amortization related to the current concession term and the expectation of renewal of the same. This subject is disclosed in note 3.d.1 to the consolidated financial statements.

iesco 5435, piso 4, Santiago

Auditing the realization of future tax benefits is complex due to the uncertainties involved in preparing prospective financial information using various scenarios such as forecasts of future market and business conditions, related to the business environment in which the Company operates, to estimate the amount and the corresponding year in which these tax benefits will be realized in the normal course of the Company's operations.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and operating effectiveness of controls over management´s projections of future taxable income.

Among other audit procedures performed, we tested the projections of future profits prepared by the management, as well as the consistency of these projections with historical data of past estimates and also with the actual achievements of them; we evaluated the assumptions and methodology used by the Company when preparing these estimates of future profits and consistency with those used for the annual goodwill impairment test; we involved our tax personnel to evaluate the deductibility of the tax benefit generated in the reverse merger transaction, as well as the documentation required for the operation, in its form, to allow deductibility.

We also evaluated the Company’s disclosures of this matter in Note 19 to the consolidated financial statements.

/s/ EY Audit SpA.
EY Audit SpA.

We have served as the Company’s auditor since 2011.

Santiago, Chile
April 30, 2020

EY Chile Avda. Presidente Riesco 5435, piso 4, Las Condes, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enel Américas S.A.

Opinion on Internal Control over Financial Reporting

We have audited Enel Américas S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Enel Américas S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 30, 2020 expressed an unqualified opinion thereon.

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

iesco 5435, piso 4, Santiago

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with international financial reporting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ EY Audit SpA.
EY Audit SpA.

Santiago, Chile
April 30, 2020

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2019 and December 31, 2018

(In thousands of US Dollars – ThUS$)

		12-31-2019	12-31-2018
	Note	ThUS$	ThUS$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	1,938,997	1,904,285
Other current financial assets	9	120,383	210,393
Other current non-financial assets	10	486,162	307,732
Trade and other current receivables	11	3,504,457	3,551,022
Current accounts receivable from related parties	12	16,369	14,337
Inventories	13	396,239	339,398
Current tax assets	14	107,321	50,994
Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners		6,569,928	6,378,161
Non-current assets or disposal groups held for sale or for distribution to owners	5.1	11,326	5,825
TOTAL CURRENT ASSETS		6,581,254	6,383,986

NON-CURRENT ASSETS
Other non-current financial assets	9	3,049,811	2,796,475
Other non-current non-financial assets	10	2,735,890	1,140,708
Trade and other non-current receivables	11	587,957	906,508
Non-current accounts receivable from related parties	12	847	1,652
Investments accounted for using the equity method	15	1,978	2,596
Intangible assets other than goodwill	16	5,527,879	5,827,289
Goodwill	17	1,173,043	1,205,570
Property, plant and equipment	18	9,019,237	8,686,827
Investment property		10,254	11,708
Deferred tax assets	19	1,088,234	433,037
TOTAL NON-CURRENT ASSETS		23,195,130	21,012,370
TOTAL ASSETS		29,776,384	27,396,356

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position (continued)

As of December 31, 2019 and December 31, 2018

(In thousands of US Dollars – ThUS$)

		12-31-2019	12-31-2018
	Note	ThUS$	ThUS$
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	20	1,490,051	1,648,099
Trade and other current payables	23	3,920,045	4,116,247
Current accounts payable to related parties	12	494,511	2,996,668
Other current provisions	24	286,052	422,863
Current tax liabilities	14	220,727	192,924
Other current non-financial liabilities	10	320,755	270,120
Total current liabilities other than those associated with groups of assets for disposal classified as held for sale		6,732,141	9,646,921
Liabilities associated with disposal groups held for sale or for distribution to owners	5.1	3,791	3,835
TOTAL CURRENT LIABILITIES		6,735,932	9,650,756

NON-CURRENT LIABILITIES
Other non-current financial liabilities	20	4,890,458	4,621,868
Trade and other non-current payables	23	2,335,997	933,056
Other long-term provisions	24	976,327	1,363,976
Deferred tax liabilities	19	643,854	546,070
Non-current provisions for employee benefits	25	1,836,362	1,343,507
Other non-current non-financial liabilities	10	111,268	105,223
TOTAL NON-CURRENT LIABILITIES		10,794,266	8,913,700
TOTAL LIABILITIES		17,530,198	18,564,456

EQUITY
Issued capital	26.1.1	9,783,875	6,763,204
Retained earnings		5,474,411	4,841,687
Other reserves	26.5	(5,291,999)	(4,880,883)
Equity attributable to shareholders of Enel Américas		9,966,287	6,724,008
Non-controlling interests	26.6	2,279,899	2,107,892
TOTAL EQUITY		12,246,186	8,831,900
TOTAL LIABILITIES AND EQUITY		29,776,384	27,396,356

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2019, 2018 and 2017

(In thousands of US Dollars – ThUS$)

		For the years ended December 31,
		2019	2018	2017
STATEMENTS OF PROFIT (LOSS)	Note	ThUS$	ThUS$	ThUS$
Revenues	27	13,053,376	11,924,761	9,489,266
Other operating income	27	1,260,736	1,064,928	948,737
Revenues and Other Operating Income		14,314,112	12,989,689	10,438,003
Raw materials and consumables used	28	(8,541,023)	(7,948,400)	(5,882,788)
Contribution Margin		5,773,089	5,041,289	4,555,215
Other work performed by the entity and capitalized		181,565	177,997	173,186
Employee benefits expenses	29	(809,753)	(840,493)	(837,984)
Depreciation and amortization expense	30	(948,330)	(862,440)	(648,114)
Impairment loss recognized in the period’s profit or loss	30	2,126	61,753	44,577
Reversal of impairment losses (impairment losses) determined in accordance with IFRS 9	30	(279,125)	(122,501)	(124,325)
Other expenses	31	(1,150,709)	(1,021,085)	(943,156)
Operating income		2,768,863	2,434,520	2,219,399

Other gains (losses)		14,196	681	5,345
Financial income	32	449,661	358,081	293,843
Financial costs	32	(1,088,631)	(1,071,759)	(869,535)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	15	583	2,452	3,310
Foreign currency exchange differences	32	136,960	110,635	(6,714)
Gains (losses) from indexed assets and liabilities	32	124,477	270,380	—

Income before taxes		2,406,109	2,104,990	1,645,648
Income tax expenses	19	(236,346)	(437,932)	(519,134)
NET INCOME		2,169,763	1,667,058	1,126,514
Net income attributable to:
Equity owners of Enel Américas		1,614,085	1,201,381	709,043
Non-controlling interests	26.6	555,678	465,677	417,471
NET INCOME		2,169,763	1,667,058	1,126,514

Basic and diluted earnings per share

Basic and diluted earnings per share	US$/Share	0.02465	0.02091	0.01234
Basic and diluted earnings per share	US$/Share	0.02465	0.02091	0.01234
Weighted average number of shares of common stock		65,480,640,658	57,452,641,516	57,452,641,516

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2019, 2018 and 2017

(In thousands of US Dollars – ThUS$)

		For the years ended December 31,
		2019	2018	2017
STATEMENTS OF COMPREHENSIVE INCOME	Note	ThUS$	ThUS$	ThUS$

Net Income		2,169,763	1,667,058	1,126,514

Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes

Remeasurement (loss) from defined benefit plans	25	(576,143)	(177,527)	(4,941)

Other comprehensive loss that will not be reclassified subsequently to profit or loss		(576,143)	(177,527)	(4,941)

Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes

Foreign currency translation losses		(765,005)	(1,575,134)	(95,501)
(Losses) from available-for-sale financial assets		(598)	(458)	(829)
Gains (losses) from cash flow hedge		6,100	(5,763)	12,723
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		(194)	3,036	12

Other comprehensive income (loss) that will be reclassified subsequently to profit or loss		(759,697)	(1,578,319)	(83,595)

Total components of other comprehensive income (loss), before taxes		(1,335,840)	(1,755,846)	(88,536)

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss

Income tax related to defined benefit plans		195,098	59,684	3,694

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		195,098	59,684	3,694

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		(2,165)	1,354	(5,088)

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		(2,165)	1,354	(5,088)

Total Other Comprehensive Income (Loss)		(1,142,907)	(1,694,808)	(89,930)

TOTAL COMPREHENSIVE INCOME (LOSS)		1,026,856	(27,750)	1,036,584

Comprehensive income (loss) attributable to:
Shareholders of Enel Américas		623,512	(121,326)	650,731
Non-controlling interests		403,344	93,576	385,853
TOTAL COMPREHENSIVE INCOME (LOSS)		1,026,856	(27,750)	1,036,584

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For years ended December 31, 2019, 2018 and 2017

(In thousands of US Dollars – ThUS$)

			Changes in Other Reserves
Statement of Changes in Equity	Issued Capital	Treasury Shares	Reserve for Exchange Differences in Translation	Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Financial Asset at Fair Value of Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves	Retained Earnings	Equity Attributable to Shareholders of Enel Américas	Non-Controlling Interests	Total Equity
Equity at beginning of period 1/1/2019	6,763,204	—	(1,666,109)	(5,094)	—	(397)	(3,209,283)	(4,880,883)	4,841,687	6,724,008	2,107,892	8,831,900
Changes in equity
Comprehensive income:	—	—	—	—	—	—	—	—	—	—	—	—
Profit (loss)	—	—	—	—	—	—	—	—	1,614,085	1,614,085	555,678	2,169,763
Other comprehensive income (loss)	—	—	(617,046)	3,760	(376,997)	(290)	—	(990,573)	—	(990,573)	(152,334)	(1,142,907)
Comprehensive income	—	—	—	—	—	—	—	—	—	623,512	403,344	1,026,856
Issued Shares	3,020,671	—	—	—	—	—	—	—	—	3,020,671		3,020,671
Dividends	—	—	—	—	—	—	—	—	(604,364)	(604,364)	(289,052)	(893,416)
Increase (decrease) from other changes	—	—	—	—	376,997	—	202,460	579,457	(376,997)	202,460	57,715	260,175
Total changes in equity	3,020,671	—	(617,046)	3,760	—	(290)	202,460	(411,116)	632,724	3,242,279	172,007	3,414,286
Equity at end of period 12/31/2019	9,783,875	—	(2,283,155)	(1,334)	—	(687)	(3,006,823)	(5,291,999)	5,474,411	9,966,287	2,279,899	12,246,186

			Changes in Other Reserves
Statement of Changes in Equity	Issued Capital	Treasury Shares	Reserve for Exchange Differences in Translation	Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Financial Asset at Fair Value of Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves	Retained Earnings	Equity Attributable to Shareholders of Enel Américas	Non-Controlling Interests	Total Equity
Equity at beginning of period 1/1/2018	6,763,204	—	(453,995)	(3,472)	—	(175)	(3,408,922)	(3,866,564)	3,583,831	6,480,471	1,798,036	8,278,507
Increase (decrease) through changes in accounting policies (1)	—	—	—	—	—	—	—	—	667,447	667,447	286,583	954,030
Equity at beginning of period 1/1/2017 (As Restated)	6,763,204	—	(453,995)	(3,472)	—	(175)	(3,408,922)	(3,866,564)	4,251,278	7,147,918	2,084,619	9,232,537
Changes in equity
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
Profit (loss)	—	—	—	—	—	—	—	—	1,201,381	1,201,381	465,677	1,667,058
Other comprehensive income (loss)	—	—	(1,212,114)	(1,622)	(108,749)	(222)	—	(1,322,707)	—	(1,322,707)	(372,101)	(1,694,808)
Comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(121,326)	93,576	(27,750)
Dividends	—	—	—	—	—	—	—	—	(502,223)	(502,223)	(255,242)	(757,465)
Increase (decrease) from other changes	—	—	—	—	108,749	—	199,639	308,388	(108,749)	199,639	184,939	384,578
Total changes in equity	—	—	(1,212,114)	(1,622)	—	(222)	199,639	(1,014,319)	590,409	(423,910)	23,273	(400,637)
Equity at end of period 12/31/2018	6,763,204	—	(1,666,109)	(5,094)	—	(397)	(3,209,283)	(4,880,883)	4,841,687	6,724,008	2,107,892	8,831,900

			Changes in Other Reserves
Statement of Changes in Equity	Issued Capital	Treasury Shares	Reserve for Exchange Differences in Translation	Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Financial Asset at Fair Value of Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves	Retained Earnings	Equity Attributable to Shareholders of Enel Américas	Non-Controlling Interests	Total Equity
Equity at beginning of period 1/1/2017 (As Restated)	9,023,164	(139,630)	(2,610,348)	(4,426)	—	217	(4,093,262)	(6,707,819)	4,023,919	6,199,634	1,680,105	7,879,739
Increase (decrease) through changes in accounting policies (2)	(2,119,480)	(849)	2,221,406	(6,997)		10	728,703	2,943,122	(822,793)	—	—	—
Equity at beginning of period 1/1/2017 (As Restated)	6,903,684	(140,479)	(388,942)	(11,423)	—	227	(3,364,559)	(3,764,697)	3,201,126	6,199,634	1,680,105	7,879,739
Changes in equity
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
Profit	—	—	—	—	—	—	—	—	709,043	709,043	417,471	1,126,514
Other comprehensive income (loss)	—	—	(65,053)	7,951	(808)	(402)	—	(58,312)	—	(58,312)	(31,618)	(89,930)
Comprehensive income	—	—	—	—	—	—	—	—	—	650,731	385,853	1,036,584
Dividends	—	—	—	—	—	—	—		(325,530)	(325,530)	(230,272)	(555,802)
Increase (decrease) from other changes	(140,480)	140,479	—	—	808	—	(44,363)	(43,555)	(808)	(44,364)	(37,650)	(82,014)
Total changes in equity	(140,480)	140,479	(65,053)	7,951	—	(402)	(44,363)	(101,867)	382,705	280,837	117,931	398,768
Equity at end of period 12/31/2017	6,763,204	—	(453,995)	(3,472)	—	(175)	(3,408,922)	(3,866,564)	3,583,831	6,480,471	1,798,036	8,278,507
(1)

Considers a charge to retains earnings of ThUS$5,804 due to the application of IFRS 9, a charge to retain earning of ThUS$1,272 due to the application of IFRS 15 and a credit to retains earnings of ThUS$961,107 due to the application of IAS 29.

(2)	Correspond to adjustment due to charge in functional currency, applied on January 1, 2017, converted from Chilean pesos to US dollars using the exchange rate $669,47 Chilean pesos to 1 U.S. $.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Direct

For the years ended December 31, 2019, 2018 and 2017

(In thousands of US Dollars – ThUS$)

		For the years ended December 31,
		2019	2018	2017
Statements of Direct Cash Flows	Note	ThUS$	ThUS$	ThUS$
Cash flows from (used in) operating activities

Types of collection from operating activities
Collections from the sale of goods and services		18,408,759	16,445,981	12,914,844
Collections from royalties, payments, commissions, and other income from ordinary activities		38,223	48,659	44,388
Collections from premiums and services, annual payments, and other benefits from policies held		26,940	48,028	26,155
Other collections from operating activities		828,859	752,842	629,627
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(9,343,478)	(8,597,388)	(6,470,110)
Payments to and on behalf of employees		(867,683)	(786,892)	(886,921)
Payments on premiums and services, annual payments, and other obligations from policies held		(11,723)	(11,345)	(10,050)
Other payments for operating activities, net	8.c	(5,723,433)	(5,227,832)	(3,629,559)
Interests paid		(8,343)	—	—

Cash flows from (used in) operating activities
Income taxes paid		(561,805)	(593,948)	(492,495)
Other outflows of cash		(258,805)	(233,540)	(255,830)

Net cash flows from operating activities		2,527,511	1,844,565	1,870,049

Cash flows from (used in) investing activities
Cash flows used to obtain control of subsidiaries or other businesses		—	(1,590,435)	(720,401)
Cash flows used in the purchase of non-controlling interests		(97,517)	—	(80,768)
Other collections from the sale of equity or debt instruments belonging to other entities		284,939	294,562	209,535
Other payments to acquire equity or debt instruments belonging to other entities		(245,390)	(335,668)	(234,346)
Loans to related parties		—	—	(224,075)
Proceeds from the sale of property, plant and equipment		—	1,000	—
Purchases of property, plant and equipment		(891,599)	(750,435)	(682,466)
Purchases of intangible assets		(767,291)	(790,184)	(688,160)
Purchases of other long-term assets		—	—	(435,597)
Payments from future, forward, option and swap contracts		(3,909)	(3,079)	(13,860)
Collections from future, forward, option and swap contracts		14,981	14,003	52,564
Collections from related parties		—	—	224,075
Dividends received		1,521	1,524	1,823
Interest received		111,730	99,648	100,542
Other inflows (outflows) of cash, net		(7,263)	(10,125)	11,993

Net cash flows used in investing activities		(1,599,798)	(3,069,189)	(2,479,141)

Cash flows from (used in) financing activities
Proceeds from issuance of shares	26.1.1	2,999,874	—
Total proceeds from loans	8.d	4,898,823	4,538,165	1,503,047
Proceeds from long-term loans		1,164,306	2,836,717	1,434,395
Proceeds from short-term loans		3,734,517	1,701,448	68,652
Loans from related parties		—	2,686,387	257,453
Payment on borrowings	8.d	(4,782,344)	(4,301,358)	(1,127,892)
Payment on lease liabilities	8.d	(59,177)	(31,619)	(46,975)
Payments on loans to related parties	8.d	(2,662,433)	—	(257,955)
Dividends paid		(723,983)	(591,958)	(543,774)
Interest paid	8.d	(614,599)	(439,552)	(343,991)
Other inflows (outflows) of cash, net	8.d	120,935	7,001	(28,433)

Net cash flows from (used in) financing activities		(822,904)	1,867,066	(588,520)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		104,809	642,442	(1,197,612)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(70,097)	(210,920)	(19,081)
Net increase (decrease) in cash and cash equivalents		34,712	431,522	(1,216,693)
Cash and cash equivalents at beginning of period	8	1,904,285	1,472,763	2,689,456
Cash and cash equivalents at end of period	8	1,938,997	1,904,285	1,472,763

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 and 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(In thousands of US Dollars – ThUS$)

1.    THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Enel Américas S.A. (hereinafter “Enel Américas”, the “Company” or the “Paret Company”) and its subsidiaries comprise the Enel Américas Group (hereinafter “the Group”).

The Company is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered in the securities register of the Financial Market Commission of Chile, hereinafter “CMF”, under number 0175. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter “U.S. SEC”) and its shares have been listed on the New York Stock Exchange since 1993.

The Company is a subsidiary of Enel S.p.A. (hereinafter “Enel”), an entity that owns a 57.26% interest.

The Company was initially created in 1981 under the corporate name of Compañía Chilena Metropolitana de Distribución Eléctrica S.A. Subsequently, on August 1, 1988 the company became Enersis S.A., by means of an amendment to the articles of incorporation. In the context of the restructuring process carried out by the Group,  on March 1, 2016, became Enersis Américas S.A. On December 1, 2016, the corporate name was changed, therefore Enersis Américas S.A. became Enel Américas S.A. For tax purposes, the Company operates under Chilean tax identification number 94.271.000‑3.

As of December 31, 2019, the Group had 17,295 employees. During the year 2019, the Group averaged a total of 17,671 employees. See Note 35 for additional information regarding employee distribution by category and geographic location.

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

The consolidated financial statements as of December 31, 2019 of Enel Américas, which were approved for issuance by the Company’s Board of Directors at its meeting held on April 30, 2020 and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements reflect faithfully the financial position of Enel Américas and its subsidiaries as of December 31, 2019 and 2018 and the results of their operations, changes in their equity and their cash flows for the years ended December 31, 2019, 2018 and 2017 and corresponding notes.

These consolidated financial statements have been prepared under going concern assumptions on a historical cost basis except when, in accordance with IFRS, those assets and liabilities that are measured at a fair value.

2.2	New accounting pronouncements
a)	The following accounting pronouncements have been adopted by the Group effective as of January 1, 2019:
i. New Standards and Interpretations

New Standards and Interpretations	Mandatory Effective date:
IFRS 16: Leases	Annual periods beginning on or after January 1, 2019
IFRIC 23: Uncertainty over Income Tax Treatments	Annual periods beginning on or after January 1, 2019

•	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 which establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17 Leases and its interpretations: IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard became effective on January 1, 2019.

IFRS 16  is based on the concept of control in determining whether a contract is or contains a lease. In relation to the accounting treatment for a lessee and a lessor, the new standard states the following:

i)

Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. As a result, at the date of commencement of a lease, the lessee recognizes on the statement of financial position a right-to-use asset and a lease liability for the related lease liability. Subsequent to initial recognition it will recognize in the statement of profit or loss the depreciation expense of the asset separately from the interest related to the liability. The standard provides two voluntary recognition exceptions for low-value asset leases and short-term leases.

ii)	Lessor accounting: does not change substantially from the model that stablished IAS 17. The lessor must classify leases as operating or financial under the same principles of the previous standard.

The implementation of IFRS 16 by the Group required the application of judgment and assumptions, which are summarized as follows:

•

Analysis of the lease contracts executed by the Group’s companies in order to identify if they are within the scope of the standard. This analysis included not only the contracts in which the Group’s companies act  as a lessee, but also the contracts for the rendering of services and the contracts in which the Group companies act as a lessor.

•

Estimate of the lease terms. This is based on the non-cancellable period and the periods covered by the renewal options, the exercise of which is in the power of Enel Américas and is considered reasonably certain.

•

Estimate of the discount rate to calculate the present value of the lease payments. This is equal to the lessee’s incremental borrowing rate when the interest rate implicit in the lease cannot be easily determined. For the transition, in the calculation of the effects as of January 1, 2019, the Group used the lessee’s incremental borrowing rate, defined as the interest rate that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a value similar to the right-of-use asset in a similar economic environment.

The Group decided to apply certain exemptions permitted under   the standard, relating to contracts with a maturity of less than 12 months or that have underlying assets of low individual value, such as the lease of certain office equipment (personal computers, printers and photocopiers). See Notes 3.f and 18.d.

For the transition of the new standard, the Group has applied the following practical expedients:

•

Not to re-evaluate if a contract is, or contains, a lease. Instead, it applied the standard to contracts that were previously identified as leases by applying IAS 17 and IFRIC 4. Therefore, the Group did not apply the standard to contracts that were not previously identified as containing  a lease.

•

Apply the standard retrospectively with the cumulative effect of the initial application recorded against opening retained earnings at January 1, 2019. This means not restating comparative periods and presenting the cumulative effect of the initial application of the standard as an adjustment to the opening balance of retained earnings as of January 1, 2019.

•

Recognize right-of-use assets on the initial date of application, for an amount equal to the lease liabilities, adjusted by the amount of any advance or accumulated lease payments recognized in the statement of financial position immediately before the initial date of application.

The new standard has an impact on all Group entities that have lease contracts. The main issues that arise are those related to the lease of land, buildings and automobiles. As a result of the change in the accounting model for lessees, the Group recorded an increase in current and non-current liabilities for a total of ThUS$71,826 as of January 1, 2019, for the recognition of lease liabilities, and an increase in non-current assets for the same amount, as a result of the recognition of the right-of-use assets in such contracts. It should be noted that the application of the standard did not result in any effect being recognized in the opening balance of retained earnings as of January 1, 2019. For further information see Notes 18.c and 20.

The weighted average of the incremental borrowing rate used to record lease liabilities as of January 1, 2019, was 9.7%.

The reconciliation between the total amount of the minimum future payments under operating lease agreements according to IAS 17 and the finance lease liability recorded as of January 1, 2019, is as follows:

MUS$
Minimum future payments of operating leases as of 12-31-2018	97,657
Effect of the discount at the incremental borrowing rate	(20,853)
Minimum payments for short-term leases, at the transition date	(4,978)
Lease liabilities	71,826

During the year ended December 31, 2019, the Group recognized an increase of ThUS$8,962 in financial expenses associated with the new lease liabilities and an increase of ThUS$30,056 in depreciation associated with the right-of-use assets.

•	IFRIC 23 “Uncertainty over Income Tax Treatments”

In June 2017, the IASB issued IFRIC 23 to clarify the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (loss), tax basis, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.

Uncertainty over income tax treatments can affect both current and deferred taxes. Recognizing the effects of uncertainty depends on whether the tax authority is likely or not to accept an uncertain tax treatment, assuming that the tax authority will examine the amounts that it is entitled to examine and has full knowledge of all the related information.

This interpretation became effective on January 1, 2019. The application of IFRIC 23 did not have a material impact on the Group’s consolidated financial statements.

ii.	Amendments and Improvements
Amendments and Improvements	Mandatory Effective Date:
Amendment to IAS 9: Prepayment Features with Negative Compensation	Annual periods beginning on or after January 1, 2019
Amendment to IAS 28: Long-term interests in Associates and Joint Ventures	Annual periods beginning on or after January 1, 2019
Annual Improvements to IFRS: 2015 - 2017 Cycle (IFRS 3, IFRS 11, IAS 12 and IAS 23)	Annual periods beginning on or after January 1, 2019
Amendment to IAS 19: Plan Amendment, Curtailment or Settlement	Annual periods beginning on or after January 1, 2019

•	Amendments to IFRS 9 Prepayment Features with Negative Compensation

This amendment was issued on October 12, 2017, and amends the existing requirements in IFRS 9 Financial Instruments regarding termination rights in order to allow measurement of financial assets at amortized cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation prepayments.

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through profit or loss in other comprehensive income, provided that the contractual cash flows are solely payments of principal and interest on the outstanding principal and the instrument is carried out within the business model for that classification. The amendments to IFRS 9 are intended to clarify that a financial asset meets the criterion of “solely payments of principal and interest”, regardless of the event or circumstance that causes the early termination of the contract or of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments to IFRS 9 should be applied when the prepayment is close to the unpaid amounts of principal and interest in such a way that it reflects the change in the benchmark interest rate. This implies that prepayments at fair value or for an amount that includes the fair value of the cost to terminate an associated hedging instrument will normally meet the criterion of solely payments of principal and interest, only if other elements of the change in fair value, such as the effects of credit risk or liquidity, are not minimal.

The application of this amendment, as of January 1, 2019, did not have an impact on the Group’s consolidated financial statements.

•	Amendments to IAS 28 Long-term interests in Associates and Joint Ventures

These amendments clarify that IFRS 9 Financial Instruments is applicable to an entity's long-term interests in an associate or joint venture to which the equity method is not applied. This clarification is relevant because it implies that the expected credit loss model, described in IFRS 9, applies to these long-term interests.

The application of this amendment, as of January 1, 2019, did not have an impact on the Group’s consolidated financial statements.

•	Annual improvements to IFRS 2015 - 2017 Cycle (IFRS 3, IFRS 11, IAS 12 and IAS 23).

IFRS 3 Business Combinations and IFRS 11 Joint Arrangements it clarifies the accounting for increases in ownership interest in a joint operation that meets the definition of a business. If a party maintains (or obtains) joint control, the previously held ownership interest is not remeasured. If a party obtains control, the transaction is a business combination achieved in stages and the acquiring party remeasures the previously held ownership interest in the assets and liabilities of a joint operation, at fair value.

The IAS 12 Income Taxes amendment: it clarifies that the income tax on dividends is linked more directly to past transactions or events that generated distributable profits than to distributions to shareholders. Therefore, an entity recognizes income tax on dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

IAS 23 Borrowing Costs: it clarifies that loans that were specifically intended to finance qualifying assets part of the entity's general loan pool for the purpose of calculating the capitalization rate, , when substantially all of the activities necessary to prepare the asset for its intended use or sale are complete.

The application of these improvements, as of January 1, 2019 did not have a material impact on the Group’s consolidated financial statements.

•	Amendment to IAS 19 Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 Employee Benefits, issued in February 2018, addresses the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendment specifies that an entity is required to determine the current service cost and net interest for the remainder of the annual period using the actuarial assumptions used to remeasure the defined benefit liability (asset) and plan assets after the plan amendment, curtailment or settlement.

The amendments to IAS 19 also clarifies that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in net interest, is recognized in other comprehensive income.

This clarification provides that entities might have to recognize a past service cost, or a gain or loss on settlement, that reduces a surplus that was not recognized before. Changes in the effect of the asset ceiling are not netted against such amounts.

The amendments to IAS 19 apply to a plan amendment, curtailment or settlement that occur from January 1, 2019.

b)	Accounting pronouncements with application effective as of January 1, 2020 and thereafter:

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application is not mandatorily effective:

New Standards and Interpretations	Mandatory Effective Date:
Conceptual Framework (Revised)	Annual periods beginning on or after January 1, 2020
Amendments to IFRS 3: Definition of a Business	Annual periods beginning on or after January 1, 2020
Amendments to IAS 1 and IAS 8: Definition of Material or with Relative Importance	Annual periods beginning on or after January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7: Reform of the reference interest rates	Annual periods beginning on or after January 1, 2020

•	Conceptual Framework (Revised).

The IASB issued the Conceptual Framework (Revised) in March 2018. It incorporates some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important matters. Revisions to the Conceptual Framework may affect the application of IFRS when no standard applies to a particular transaction or event.

The IASB has also issued a separate accompanying document, "Amendments to References to the Conceptual Framework in IFRS Standards," which establishes amendments to affected IFRSs in order to update references to the new Conceptual Framework.

The revised Conceptual Framework and the Amendments to the References to the Conceptual Framework in IFRS Standards take effect on January 1, 2020. Early application is allowed if all the changes made are adopted at the same time. Management estimates that the application of the revised Conceptual Framework will not generate significant impacts on the Group's consolidated financial statements

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

The amendment also adds guidance and illustrative examples to assess whether a substantial process has been acquired and introduces an optional fair value concentration test.

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

The amendments will be applicable prospectively for annual periods beginning on or after January 1, 2020. Earlier application is permitted.

•	Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest rate benchmark reform.

On September 26, 2019, the IASB issued amendments to IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, and IFRS 7 Financial Instruments: Disclosures, in response to the reform that gradually eliminates benchmark interest rates, such as interbank offer rates (IBORs). The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an RFR).

The amendments to IFRS 9:

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. Application of the reliefs is mandatory. The first three reliefs provide for:

•	The assessment of whether a forecast transaction (or component thereof) is highly probable
•	Assessing when to reclassify the amount in the cash flow hedge reserve to profit and loss
•	The assessment of the economic relationship between the hedged item and the hedging instrument

For each of these reliefs, it is assumed that the benchmark on which the hedged cash flows are based (whether or not contractually specified) and/or, for relief three, the benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of IBOR reform.

A fourth relief provides that, for a benchmark component of interest rate risk that is affected by IBOR reform, the requirement that the risk component is separately identifiable need be met only at the inception of the hedging relationship. Where hedging instruments and hedged items may be added to or removed from an open portfolio in a continuous hedging strategy, the separately identifiable requirement need only be met when hedged items are initially designated within the hedging relationship.

The reliefs continue indefinitely in the absence of any of the  events described in the amendments. When an entity designates  a group of items as the hedged item, the requirements for when  the reliefs cease are applied separately to each individual item  within the designated group of items.

The amendments also introduce specific disclosure requirements  for hedging relationships to which the reliefs are applied.

The amendments are applicable for annual periods beginning on or after January 1, 2020. Earlier application is permitted. Management is evaluating the potential impact of the application of these amendments on the consolidated financial statements of the Group.

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

The most important areas where critical judgment was required are:

•

In a service concession agreement, determination of whether a grantor controls or regulates what services the operator must provide, to whom and at what price, are critical factors for the application of IFRIC 12 Service Concession Arrangements (see Note 3.d.1).

•	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.e).
•	The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.h).
•	The determination of the Group’s functional currency (see Note 3.v).
•	Application of the revenue recognition model in accordance with IFRS 15 (see Note 3.q).

The estimates refer basically to:

•	The valuations performed to determine the existence of impairment losses in assets and goodwill (see Note 3.e).
•	The assumptions used to calculate the actuarial liabilities and obligations with employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 3.m.1 and 25).
•	The useful lives of property, plant and equipment and intangible assets (see Notes 3.a and 3.d).
•	The assumptions used to calculate the fair value of financial instruments (see Notes 3.h and 22).
•	The energy supplied to customer whose meters have not yet been read (see Note 3.q).
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

•	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.m).
•	Future disbursements for closure of facilities and restoration of land, as well as associated discount rates to be used (see Note 3.a).
•

The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and other estimates have been used as a basis for recording the various income tax related balances in these consolidated financial statements (see Note 3.p).

•	The fair value of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.
•	Determination of expected credit losses on financial assets (see Note 3.g.3).
•	Determination of the lease term of contracts with renewal options, as well as the rates to be used to discount lease payments (see Note 3.f).
•

Estimation of the company's incremental borrowing rate (IBR), to measure lease liabilities, if the interest rate implicit in the lease cannot be readily determined. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency (see Note 3.f).

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

The following are the entities in which the Group has the ability to exercise control and are therefore included in these consolidated financial statements:

			Functional	% Ownership as of 12-31-2019		% Ownership as of 12-31-2018
Taxpayer ID No.	Company	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total

Foreign	Enel Distribución Río S.A.	Brazil	Real	—	99.73%	99.73%	—	99.73%	99.73%
Foreign	EGP Cachoeira Dourada S.A.	Brazil	Real	—	99.75%	99.75%	—	99.75%	99.75%
Foreign	Enel Generación Fortaleza S.A.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Enel Cien S.A.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Enel Distribución Ceará S.A.	Brazil	Real	—	74.05%	74.05%	—	74.05%	74.05%
Foreign	Enel Brasil S.A.	Brazil	Real	100.00%	—	100.00%	100.00%	—	100.00%
Foreign	Enel X Brasil S.A.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Enel Distribución Goias S.A.	Brazil	Real	—	99.93%	99.93%	—	99.93%	99.93%
Foreign	Enel Distribución Sao Paulo S.A.	Brazil	Real	—	100.00%	100.00%	—	95.88%	95.88%
Foreign	Enel Green Power Proyectos I (Volta Grande)	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Ingendesa do Brasil Ltda.	Brazil	Real	—	—	—	1.00%	—	1.00%
Foreign	Enel Brasil Investimento Sudeste S.A.	Brazil	Real	—	—	—	—	100.00%	100.00%
Foreign	Central Generadora Fotovoltaica Sao Francisco Ltda.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Enel Tecnología de Redes S.A.	Brazil	Real	—	100.00%	100.00%	—	—	—
Foreign	Enel Trading Brasil S.A.	Brazil	Real	—	100.00%	100.00%	—	—	—
Foreign	Nuxer Trading S.A.	Uruguay	American Dollar	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Central Dock Sud S.A.	Argentina	Argentine Peso	—	70.24%	70.24%	—	70.24%	70.24%
Foreign	Compañía de Transmisión del Mercosur S.A.	Argentina	Argentine Peso	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Distrilec Inversora S.A.	Argentina	Argentine Peso	51.50%	—	51.50%	51.50%	—	51.50%
Foreign	Empresa Distribuidora Sur S.A.	Argentina	Argentine Peso	—	99.45%	99.45%	—	99.45%	99.45%
Foreign	Enel Argentina S.A.	Argentina	Argentine Peso	99.92%	—	99.92%	99.92%	—	99.92%
Foreign	Enel Trading Argentina S.R.L.	Argentina	Argentine Peso	55.00%	45.00%	100.00%	55.00%	45.00%	100.00%
Foreign	Enel Generación Costanera S.A.	Argentina	Argentine Peso	—	75.68%	75.68%	—	75.68%	75.68%
Foreign	Enel Generación El Chocón S.A.	Argentina	Argentine Peso	—	67.67%	67.67%	—	67.67%	67.67%
Foreign	Hidroinvest S.A.	Argentina	Argentine Peso	41.94%	54.76%	96.70%	41.94%	54.76%	96.70%
Foreign	Inversora Dock Sud S.A.	Argentina	Argentine Peso	57.14%	—	57.14%	57.14%	—	57.14%
Foreign	Transportadora de Energía S.A.	Argentina	Argentine Peso	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Colombia	Colombian Peso	48.30%	—	48.30%	48.30%	—	48.30%
Foreign	Emgesa S.A. E.S.P.	Colombia	Colombian Peso	48.48%	—	48.48%	48.48%	—	48.48%
Foreign	Inversora Codensa S.A.S.	Colombia	Colombian Peso	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombia	Colombian Peso	—	99.99%	99.99%	—	99.85%	99.85%
Foreign	Enel X Colombia S.A.S	Colombia	Colombian Peso	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Enel Perú S.A.C.	Perú	Peruvian Soles	100.00%	—	100.00%	100.00%	—	100.00%
Foreign	Chinango S.A.C.	Perú	Peruvian Soles	—	80.00%	80.00%	—	80.00%	80.00%
Foreign	Enel Generación Perú S.A.	Perú	Peruvian Soles	—	83.60%	83.60%	—	83.60%	83.60%
Foreign	Enel Distribución Perú S.A.	Perú	Peruvian Soles	—	83.15%	83.15%	—	83.15%	83.15%
Foreign	Enel Generación Piura S.A.	Perú	Peruvian Soles	—	96.50%	96.50%	—	96.50%	96.50%
Foreign	Enel X Perú S.A.C.	Perú	Peruvian Soles	—	99.99%	99.99%	—	—	—
Foreign	Compañía Energética Veracruz S.A.C.	Perú	Peruvian Soles	—	100.00%	100.00%	—	100.00%	100.00%

2.4.1	Changes in the scope of consolidation
•

On June 7, 2018, our subsidiary Enel Brasil S.A. through its own subsidiary (100%) Enel Brasil Investimentos Sudeste S.A. (Enel Sudeste) successfully completed the acquisition, by means of a voluntary tender offer ("OPA" or "Tender Offer"), for the Brazilian energy distributor Enel Distribución Sao Paulo (formerly known as Eletropaulo Metropolitana de Eletricidade de Sao Paulo S.A.). For further information related to this acquisition, see Note 6.2.

•

During the last quarter of 2018, Enel Brasil S.A. acquired an Uruguayan company called Nuxer Trading S.A. and Central Geradora Fotovoltaica Sao Francisco Ltda. Both companies were acquired in order to develop the business lines of Enel X Brasil in Uruguay and Brazil, respectively.

•

The subsidiary Enel X Perú S.A.C was incorporated in the first quarter of 2019. The corporate purpose of this subsidiary, among others, is to develop, implement and sell products and services related to energy that incorporate innovation, state-of-the-art technology and trends of the future, other than the electricity distribution under concession and the related services.

•

The company Enel Tecnología de Redes S.A. was incorporated in September 2019. This company is 100%-owned by Enel Brasil S.A., and its corporate purpose is the planning, development and execution of energy generation, distribution, transmission and/or commercialization, as well as the marketing of equipment intended for energy distribution, measurement and control.

•

In October of 2019, the company Enel Trading Brasil S.A. was included in the Group's consolidation. This company is 100%-owned by Enel Brasil S.A., and its corporate purpose is the performance of wholesale and retail activities involving energy and other unspecified products, importation and exportation, management activities, such as those associated with products and related services, as well as holding ownership interests in other companies.

•	On November 6, 2019, Enel Brasil Investimento Sudeste S.A. was taken over by Enel Distribución Sao Paulo S.A., with the latter becoming the legal successor.
•

On November 27, 2019, within the framework of the public stock offering for the acquisition of shares in the subsidiary Enel Distribución Sao Paulo S.A., the market was informed that our subsidiary Enel Brasil acquired 2,959,302 shares, equivalent to 1.5% of the total shares in this company, for BRL146.2 million (approximately US$ 35.2 million). Later, on December 5, 2019, Enel Distribución Sao Paulo S.A. redeemed the remaining 5,174,050 shares, representing 2.62% of the total shares, by paying BRL256 million (approximately US $ 62 million). Through these operations, Enel Brasil S.A. excercises control over 100% of the shares in Enel Distribución Sao Paulo S.A .

2.4.2	Consolidated companies with an economic equity interest of less than 50%

Although the Group holds a 48.3% equity interest in Codensa S.A. E.S.P. and a 48.48% equity interest in Emgesa S.A. E.S.P., they are considered as subsidiaries since the Company exercises control over these entities through contracts or agreements with shareholders, or as a consequence of their structure, composition and shareholder classes. The Group holds 57.15% and 56.43% of the voting shares of Codensa S.A. E.S.P and Emgesa S.A. E.S.P, respectively.

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

Associates are accounted for under equity method as described in Note 3.i.

The detail of the companies that qualify as associates is the following:

		Functional	% Ownership as of 12-31-2019			% Ownership as of 12-31-2018
Taxpayer ID No.	Company	Currency	Direct	Indirect	Total	Direct	Indirect	Total
Foreign	Sacme S.A.	Argentine peso	—	50.00%	50.00%	—	50.00%	50.00%
Foreign	Yacylec S.A.	Argentine peso	33.33%	—	33.33%	22.22%	—	22.22%
Foreign	Central Termica Manuel Belgrano	Argentine peso	—	25.60%	25.60%	—	25.60%	25.60%
Foreign	Central Térmica San Martin	Argentine peso	—	25.60%	25.60%	—	25.60%	25.60%
Foreign	Central Vuelta Obligado S.A.	Argentine peso	—	40.90%	40.90%	—	40.90%	40.90%

2.6	Joint arrangements

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the participants, joint agreements are classified as:

•

Joint venture: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are included in to the consolidated financial statements using the equity method, as described in Note 3.i.

•

Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are included in to the consolidated financial statements recognizing the interest in the contractually named assets and liabilities in the joint operation.

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

The comprehensive income from subsidiaries are included in the consolidated statement of comprehensive income from the date when the parent company obtains control of the subsidiary until the date on which it loses control of the subsidiary.

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

For each business combination, IFRS allow valuation of the non-controlling interests in the acquiree on the date of acquisition: i) at fair value; or ii) for the proportional ownership of the identifiable net assets of the acquiree, with the later being the methodology that the Group has systematically applied to its business combinations.

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

For business combinations achieved in stages, the Company measures at fair value the participation previously held in the equity of the acquired company on the date of acquisition and the resulting gain or loss, if any, is recognized in profit or loss of the period.

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

d.

Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses”) within the consolidated statement of comprehensive income in other comprehensive income (see Note 26.2).

4.

The financial statements of the subsidiaries whose functional currency comes from hyper-inflationary economies, as is the case of the Argentine economy (see Note 7), are first adjusted for the inflation effect, and any gain or loss in the net monetary position is recognized in profit or loss; then all the items (assets, liabilities, equity items, expenses and revenue) are translated using the closing exchange rate corresponding to the closing date of the most recent statement of financial position.

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

7.

Business combinations under common control are accounted for using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same carrying amounts at which they were recognized in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

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

3.    ACCOUNTING POLICIES

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)Property, plant and equipment

Property, plant and equipment are measured with general character,at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

•

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds twelve months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment (see Note 18.b.1).

•	Employee expenses directly related to construction in progress (see Note 18.b.2).
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

In addition, the Group recognizes right-of-use assets for leases relating to property, plant and equipment in accordance with the criteria established in Note 3.f.

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

Land is not depreciated since it has an indefinite useful life, unless it relates to a right of use asset in wich case it is depreciated over the term of the lease.

Regarding the administrative concessions held by the Group’s electric companies, the following table lists the remaining periods until expiration of the concessions that do not have an indefinite term:

Concession holder and operator	Country	Year concession started	Concession Term	Remaining period to expiration
Empresa Distribuidora Sur S.A. - Edesur (Distribution)	Argentina	1992	95 years	68 years
Enel Generación El Chocón S.A. (Generation)	Argentina	1993	30 years	4 years
Transportadora de Energía S.A. (Transmission)	Argentina	2002	85 years	68 years
Compañía de Transmisión del Mercosur S.A. (Transmission)	Argentina	2000	87 years	68 years
EGP Cachoeira Dourada S.A. (Generation)	Brazil	1997	30 years	8 years
Central Generadora Termoeléctrica Fortaleza S.A (Generation)	Brazil	2001	30 years	12 years
Enel CIEN S.A. (Garabi - Line 1) (*)	Brazil	2000	20 years	0.5 years
Enel CIEN S.A. (Garabi - Line 2) (*)	Brazil	2002	20 years	2.6 years

(*) Our subsidiary Enel CIEN has as its main assets the Garabi I and Garabi II energy interconnection systems, which through two frequency conversion stations and 2,200 MW transmission lines transport energy between Brazil and Argentina. The concession period for the Garabi I line ends on June 20, 2020, with no possibility of renewal, while for the Garabi II line the in-force period is until July 31, 2022. The company is working with the Brazilian government to try to consolidate  the concession period for the two lines and extend them both  until July 31, 2022. Currently, the company is working together with the Government of Brazil to extend the concession term of Garabi I until the end of the Garabi II concession, that is until July 31, 2022. Although the parties have shown themselves in favor of the extension, the agreement has not yet been formalized. During the second semester of 2021 a new tender will be held for both lines, a process in which Enel CIEN will evaluate the possibility of participating. In the event the concession is not renewed, Enel Cien will recover the carrying value of the underlying assets

To the extent that the Group recognizes the assets as Property, plant and equipment, they are amortized over their economic life or the concession term, whichever is shorter, when the economic benefit from the asset is limited to its use during the concession term.

Any required investment, improvement or replacement made by the Group is considered in the impairment test to Property, plant, and equipment as a future contractual cash outflow that is necessary to obtain future cash inflow.

The Group’s management analyzed the specific contract terms of each of the aforementioned concessions, which vary by country, business activity and jurisdiction, and concluded that, with the exception of Enel CIEN, there are no determining factors indicating that the grantor, which in every case is a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for the services. These requirements are essential for applying IFRIC 12, Service Concession Arrangements, an interpretation that establishes how to recognize and measure certain types of concessions (see Note 3.d.1)

On April 19, 2011, the subsidiary Enel CIEN successfully completed its change in business model. Under the new agreement, the government continues to control the infrastructure, but Enel CIEN receives fixed payments, which puts it on an equal footing with a public transmission concession (with regulated prices). Under this business model, its concessions fall within the scope of IFRIC 12; however, the infrastructure has not been derecognized due to the fact that Enel CIEN has not substantially transferred the significant risks and benefits to the Brazilian government.

An item of property, plant and equipment is derecognized when it is sold or otherwise disposed of, or when no future economic benefits are expected from its use, sale or other disposal.

Gains or losses that arise from the sale or disposal of items of property, plant and equipment are recognized as “Other gains (losses”) in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales costs from the consideration received in the sale.

b)Investment Properties

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

c)Goodwill

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

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators that an impairment might have occurred, the Group estimates whether any impairment loss has reduced its recoverable amount to an amount less than the carrying amount and, if so, it impairment loss is immediately recognized in profit or loss (see Note 3.e).

d)Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of December 31, 2019 and 2018, there are no significant amounts in intangible assets with an indefinite useful life.

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

If both of the above conditions are met simultaneously, the consideration received by the Group for the constructed infrastructure is initially recognized at its fair value, as either

-An intangible asset when the Group receives the right to charge users of the public service, as long as these charges are conditional on the degree to which the service is used;

-A financial asset when the Group has an unconditional contractual right to receive cash or another financial asset directly from the grantor or from a third party.

However, both types of consideration are classified as a contract asset during the construction or improvement period, in accordance with IFRS 15 (see Note 10).

The Group recognizes the contractual obligations assumed for maintenance of the infrastructure during its use, or for its return to the grantor at the end of the concession agreement within the conditions specified in the agreement, as long as it does not involve an activity that generates income, in accordance with the Group’s accounting policy to recognized provisions (see Note 3.m).

Finance expenses attributable to the concession agreements are capitalized based on criteria established in a) above, provided that the operator has a contractual right to receive an intangible asset.

The Company’s subsidiaries that have recognized an intangible asset and/or a financial asset from their service concession agreements are the following:

Concession holder and operator	Country	Year concession started	Concession term	Period remaining to expiration
Enel Distribución Río S.A. (ex – Ampla) (Distribution) (*)	Brazil	1996	30 years	7 years
Enel Distribución Ceará S.A. (ex Coelce) (Distribution) (*)	Brazil	1997	30 years	8 years
Enel Distribución Goias S.A. (Distribution) (*)	Brazil	2015	30 years	25 years
Enel Green Power Proyectos I (Volta Grande) (**)	Brazil	2017	30 years	28 years
Enel Distribución Sao Paulo S.A. (Electropaulo) (Distribution) (*)	Brazil	1998	30 years	9 years

(*)   Given that part of the rights acquired by these subsidiaries are unconditional an intangible asset and financial asset at fair value through profit an loss have been recognized for the concession (See Notes 3.g.1 and Note 9).

(**) Given that all of the rights acquired by this subsidiary are unconditional, only a financial asset at fair value through profit and loss has been recognized for this concession (see Note 3.g.1 and Note 9).

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

e)Impairment of non-financial assets

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

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The criteria used to identify the CGUs are based, in line with the strategic and operational vision of the administration, whitin the specific characteristics of the business, the operating rules and regulations of the market in which the Group operates and the corporate organization.

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

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. As of December 31, 2019, the rates used to extrapolate the projections were the following:

		Growth rates as of 12/31/2019
Country	Currency	Minimun	Maximum
Argentina	Argentine peso	5.0%	6.7%
Brazil	Brazilian reals	3.8%
Peru	Peruvian soles	2.5%
Colombia	Colombian peso	3.0%

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.

The following are the pre-tax discount rates applied as of December 31, 2019, expressed in nominal terms:

		December 31, 2019
Country	Currency	Minimum	Maximum
Argentina	Argentine pesos	24.7%	50.6%
Brazil	Brazilian reals	10.1%	23.4%
Peru	Peruvian soles	7.6%	12.9%
Colombia	Colombian pesos	8.7%	11.8%

The Company’s approach to allocate value to each key hypothesis used to project cash flows, considers:

•

Evolution of demand: the growth estimate has been calculated based on the projected increase of the Gross Domestic Product (GDP), in addition to other assumptions used by the Company regarding the evolution of consumption.

•

Energy purchase and sale prices: based on specifically developed internal projection models. The price of the planned “pool” is estimated by considering a series of determining factors, such as the various technologies’ costs and productions and electricity demand, among other items.

•

Regulatory measures: an important part of the Company’s business is regulated and subject to extensive standards, which could undergo revisions, either as a result of new laws or the amendment of existing ones, and therefore the projections include adequate application of the current standards and those that are currently in development, and those expected to be valid during the projected period.

•

Installed capacity: in the estimating of the Group’s installed capacity, the existing facilities are taken into account, as well as the plans for both increasing and closing down capacity. The investment plan is constantly updated based on the evolution of the business, quality of service regulations determined by the regulator and changes in the business development strategy adopted by Management. The necessary investments are taken into account to maintain the installed capacity in appropriate operating conditions.

•	Hydrology and NCRE: the projections are made from historical series of meteorological conditions and, based on these, an average year is projected.

•

Fuel costs: to estimate fuel costs, existing supply contracts are taken into account and long-term projections of oil, gas or coal prices are made, based on forward markets and available analyst estimates.

•

Fixed costs: they are projected considering the foreseen level of business, both in terms of the evolution of the workforce (considering salary raises in line with the CPI), and in term of other operating and maintenance costs, the level of projected inflation and long-term existing maintenance or other contracts.  The efficiencies that the Group is adopting over time are also considered, such as those that arise from the initiatives of digitalization of internal processes.

•

External sources are always considered to check against them related to the macroeconomic environment such as price developments, GDP growth, demand, inflation, interest rates and exchange rates, among others.

Past experience has demonstrated the reliability of the Company’s projections, which allows the key assumptions to be based on historical information. During 2019 the deviations observed with respect to the expectations established in the projections used to conduct the impairment tests as of December 31, 2018 have not been significant and the cash flows generated in 2019 were similar to those expected for that year.

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

f)Leases

In order to determine whether an arrangement is, or contains, a lease, the Company assesses the economic substance of the agreement, assesing whether the agreement conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is considered to exist if the customer has i) the right to obtain substantially all the economic benefits arising from the use of an identified asset; and ii) the right to direct the use of the asset.

When the Group acts as  lessee at the commencement of the lease (i.e. on the date on which the underlying asset is available for use) it records a right-of-use asset and a lease  liability in the statement of financial position.

The Group initially recognizes right-of-use assets at cost. The cost of right-of-.use assets compises: (i) the amount of the initial measurement of the lease liability; (ii) lease payments (made until the commencement date less lease incentives received) ,(iii) initial direct costs incurred; and (iv) the estimate of decommissioning or restoration costs.

Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated impairment losses. A right-of-use asset is  depreciated on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the leased assets are depreciated over the shorter of the useful lives of the assets and their lease term. The same criteria detailed in Note 3.e are applied to determine whether the right-of-use asset has become impaired.

The lease liability is initially measured at the present value of the lease payments, discounted at the company’s incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The lease payments included in the measurement of the liability comprise: (i) fixed payments, less any lease incentive receivable; (ii) variable lease payments that depend on an index or rate; (iii) residual value guarantees; (iv) purchase option exercise price if it is reasonably certain the Group will exercise that option; and (v) lease termination penalties, if any.

After the start date, the lease liability increases to reflect the accrual of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is remeasured if there is a change in the terms of the lease (changes in the lease term, in the amount of expected payments related to a residual value guarantee, in the evaluation of a purchase option or in an index or rate used to determine lease payments). Interest expense is recognized as finance cost and distributed over the years making up the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases of one year or less or leases of low value assets are exempted from the application of the recognition criteria described above, recording the payments associated with the lease as expense on a straight-line basis over the term of the lease.

When the Group acts as lessor, it classifies at the inception of the agreement the lease as operating or finance, based on the substance of the transaction. Leases in which all the risks and rewards inherent to the ownership to the underlying asset are substantially transferred are classified as finance leases. All other leases are classified as operating leases.

In the case of finance leases, at the inception date, the company recognizes in its statement of financial position the assets held under finance leases and presents them as an account receivable, equal in value to the net investment in the lease, calculated as the sum of the present value of the lease payments and the present value of any accrued residual value, discounted at the interest rate implicit in the lease. Subsequently, finance income is recognized over the term of the lease, based on a model that reflects a constant rate of return on the net financial investment made in the lease.

In the case of operating leases, lease payments are recognized as income on a straight-line basis, over the term of the lease unless another type of systematic basis of distribution is deemed more representative. The initial direct costs incurred in obtaining an operating lease are added to the book value of the underlying asset and are recognized as expense throughout the lease period, applying the same basis as for rental income.

g)Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one entity and a financial liability or equity instrument in another entity.

g.1) Financial assets other than derivatives

The Group classifies its non-derivative financial assets, whether permanent or temporary, excluding investments accounted for using the equity method (see Notes 3.i and 15) and non-current assets and disposal groups held for sale or distribution to owners (see Note 3.k), into three categories:

(i)	Amortized cost:

This category includes the financial assets that meet the following conditions (i) the business model that supports the financial assets seeks to maintain such financial assets to obtain contractual cash flows, and (ii) the contractual terms of such financial assets give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI criterion).

Financial assets that meet the conditions established in IFRS 9, valued at amortized cost in the Group are: accounts receivable, loans and cash equivalents. These assets are recorded at amortized cost, which is the initial fair value, less repayments of principal, plus uncollected accrued interest, calculated using the effective interest rate method.

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

These financial assets are recognized in the consolidated statement of financial position at fair value when it is possible to determine reliably. In the case of holdings in unlisted companies or companies with low liquidity, it is usually not possible to determine the fair value reliably. Therefore, when this circumstance occurs, such holdings are valued at their acquisition cost or for a lower amount if there is evidence of their impairment.

Changes in fair value, net of their tax effect, are recorded in the consolidated statement of comprehensive income: Other comprehensive income, until such time as the disposal of these financial assets take place, at which time the accumulated amount in this section is fully posted in the result for the period with the exception of investments in equity instruments where the accumulated other comprehensive balance is reclassified to retained earnings..

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

g.3)  Impairment of financial assets

Under IFRS 9, the Group applies an impairment model based on expected credit losses, based on the Group’s past history, existing market conditions, and prospective estimates at the end of each reporting period. The new impairment model is applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income, except for investments in equity instruments.

The expected credit loss, determined considering Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), is the difference between all cash flows that are owed under the contract and all the cash flows that are expected to be received (that is, all cash deficiencies), discounted at the original effective interest rate.

To determine the expected credit losses the Group applies two separate approaches:

•

General approach: applied to financial assets other than trade accounts receivable, contractual assets or lease receivables. This approach is based on the evaluation of significant increases in the credit risk of financial assets, from the date of initial recognition. If on the date of issuance of the financial statements the credit risk has not increased significantly, the impairment losses are measured by reference to the expected credit losses in the next 12 months; if, on the contrary, the credit risk has increased significantly, the impairment is measured considering the expected credit losses throughout the lifetime of the asset.

In general, the measurement of expected credit losses under the general approach is performed on an individual basis.

•

Simplified approach: The Group applies a simplified approach for trade receivables, contract assets and lease receivables so that the impairment provision is always recognized in reference to the lifetime expected credit losses for the asset. This is the Group’s most applied approach since trade receivables represent the main financial asset of Enel Amérocas  and its subsidiaries.

For trade accounts receivable, contractual assets and accounts receivable for lease, the Group applies two types of evaluations of expected credit losses:

•

Collective evaluation: based on grouping accounts receivable into specific groups or “clusters”, taking into account each business and the local regulatory context. Accounts receivable are grouped according to the characteristics of client portfolios in terms of credit risk, maturity information and recovery rates. A specific definition of default is considered for each group.

•

Analytical or individual evaluation: if accounts receivable are considered individually significant by Management, and there is specific information on any significant increase in credit risk, the Group applies an individual evaluation of accounts receivable. For the individual evaluation, the PD is obtained mainly from an external provider.

On the basis of reference market and the regulatory context of the sector, as well as the recovery expectations after 90 days, for such accounts receivable, the Group mainly applies a default definition of 180 days of maturity to determine the expected credit losses, since this is considered an effective indicator of a significant increase in credit risk. Consequently, financial assets that are more than 90 days old are generally not considered in default.

To measure the expected credit losses collectively, the Group considers the following assumptions:

•	PD: average default estimate, calculated for each group of trade accounts receivable, taking into account a minimum of 24-month historical data.
•	LGD: calculated based on the recovery rates of a predetermined section, discounted at the effective interest rate; and
•	EAD: accounting exposure on the date of report, net of cash deposits, including invoices issued, but not due and invoices to be issued.

Based on specific evaluations of Management, the prospective adjustment can be applied considering qualitative and quantitative information to reflect possible future events and macroeconomic scenarios, which may affect the risk of the portfolio or the financial instrument.

g.4)  Financial liabilities other than derivatives

Financial liabilities with general character are recognized based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost using the effective interest rate method (see Note 3.g.1).

Lease liabilities are initially measured at the present value of future lease payments, determined in accordance with the criteria described in Note 3.f.

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

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired. An exchange for a debt instrument with substantially different conditions, or a substantial modification in the current conditions of an existing financial liability (or a part thereof), is recorded as a cancellation of the original financial liability, and a new financial liability is recognized instead.

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

Subsequent to initial recognition, financial guarantee contracts are recognized at the higher of:

•	the amount of the liability determined in accordance with the accounting policy described in Note 3.m; and
•	the amount of the asset initially recognized less, if appropriate, any accumulated amortization recognized in accordance with the revenue recognition policies described in Note 3.q.

h)Fair value measurement

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

Financial assets and liabilities measured at fair value are shown in Note 22.3.

i)Investments accounted for using the equity method

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

j)Inventories

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

k)Non-current assets (or disposal groups of assets) held for sale or held for distribution or held for distribution to owners and discontinued operations

Non-current assets, including property, plant and equipment; intangible assets; investments accounted for using the equity method and joint ventures and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets), are classified as:

•	Held for sale, if their carrying amount will be recovered principally through a sale transaction rather than through continuing use, or
•	Held for distribution to owners, when the entity is committed to distribute the assets (or disposal groups) to the owners.

For the above classifications, the assets must be available for immediate sale or distribution in their present condition and its sale or distribution is highly probable. For a transaction to be considered highly probable, management must be committed to the sale or distribution and actions to complete the transaction must have been initiated and should be expected to be completed within one year from the date of classification.

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

l)Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and measured at acquisition cost.

Gains and losses from the disposal of treasury shares are recognized directly in “Equity – Retained earnings”, without affecting profit or loss for the period.

m)Provisions

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

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, by the fair value of the different plans’ assets, if any.

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

n)Translation of balances in foreign currency

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

Likewise, at the end of each reporting period, receivable or payable balances denominated in a currency other than each entity’s functional currency are reamesured using the closing exchange rate. Any differences are recorded as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

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

o)Current/non-current classification

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

p)Income taxes

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

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of the tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

•	Did not arise from a business combination; and
•	At initial recognition provide it affected neither accounting profit nor taxable profit (loss).

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

q)Revenue and expense recognition

Revenue is recognized when (or as) the control over a good or service is transferred to the customer. Revenue is measured based on the consideration to which the Group is expected to be entitled for said transfer of control, excluding the amounts collected on behalf of third parties.

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

These revenues include an estimate of the service provided and not invoiced, at the balance sheet date (see Notes 2.3 and 2.7 and Appendix 2.2).

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

•

Sale of goods: revenue from the sale of goods is recognized at a certain time, when control of the goods have been transferred to the customer, which generally occurs at the time of the physical delivery. Revenues are measured at the independent sale price of each good, and any type of applicable variable compensation.

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

In addition, the Group evaluates the existence of incremental costs of obtaining a contract and costs directly related to the fulfillment of a contract. These costs are recognized as an asset, if their recovery is expected, and amortized in a manner consistent with the transfer of the related goods or services. As a practical solution, the incremental costs of obtaining a contract are recognize as an expense, if the depreciation period of the asset that has been recognized is one year or less. Costs that do not qualify for capitalization are recognized as expenses at the time they are incurred, unless they are explicitly attributable to the customer.

As of December 31, 2019 and 2018, the Group has not incurred costs to obtain or perform a contract which meet the conditions for their capitalization. The costs incurred to obtain a contract are substantially commission payments for sales that, although they are incremental costs, are related to short-term contracts or performance obligations that are met at a certain time, therefore, the Group has decided to  recognize these costs as an expense when they occur.

Interest revenue (expenses) is (are) recorded considering the effective interest rate applicable to the principal with pending amortization, during the corresponding accrual period.

r)Earnings per share

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

s)Dividends

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

As it is practically impossible to achieve a unanimous agreement given Enel Américas’ highly fragmented share ownership, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the period, and then accounted for in “Trade and other current payables” and “Accounts payable to related parties”, as appropriate, and recognized in equity.

The interim and final dividends are deducted from equity when approved by the competent body, which in the first case is normally the Board of Directors and in the second case is the shareholders as agreed at an a General Shareholders’ Meeting.

t)Share issuance costs

Share issuance costs, only when they represent incremental expenses directly attributable to the transaction, are recognized directly in net equity as a deduction from “Share premiums,” net of any applicable taxes.

If the share premium account has a zero balance or if the costs described exceed the balance, they are recognized in “Other reserves”. Subsequently, these costs must be deducted from the paid-in capital, and this deduction that must be approved at the Extraordinary Shareholders Meeting that takes place immediately after the date on which the costs were incurred.

u)Statement of cash flows

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

v)Functional currency

The Company’s management has concluded that the currency of the main economic environment in which the Company operates is the United States dollar (US$), and has decided that this is the Company’s functional currency.

This conclusion is based on the fact that the US$ is the currency that fundamentally influences financing activities, capital issues and cash flows and their equivalents.

Due to the foregoing, the US$ reflects the underlying transactions, events and conditions which are relevant to Enel Américas.

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

However, after the 2002 crisis, the authorities changed the price-setting criteria, bringing the marginal pricing system to an end. First, Marginal prices were calculated without taking into consideration the natural gas shortages. In effect, despite the fact that generation is dispatched on the basis of the fuels actually used, Secretary of Energy (“SE”) Resolution No. 240/2003 establishes that the marginal price is to be calculated taking into consideration all of the generation units as if there were no restrictions in effect on natural gas supplies. In addition, the expense of water is not included in the calculations if its opportunity cost is higher than the cost of generating power with natural gas. However, CAMMESA pays the actual variable costs of the thermal plants that run on liquid fuels through the Temporary Dispatch Cost Overruns program.

Additionally, the freezing prices paid by distributors caused a gap in relation to actual generation costs, resulting in various types of special agreements for recovering costs, in accordance with regulations in force.

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

Commercial management and fuel dispatch are handled by of CAMMESA; Terminal Market agreements cannot be extended or renewed, and large users, once their respective contracts are up, must purchase their supply from CAMMESA. However, the SE, in Note SE 1807/13, gave generators the opportunity to express their intention to continue handling collections for their entire contract portfolio, thus ensuring a certain amount of cash flow and a continuing relationship with the customer.

The values of SE Resolution No. 95/2013 were updated on an annual basis by SE Resolutions 529/2014, 482/2015 and SEE Resolution 22/2016. SE Resolution No.529/2014 created a remuneration for non-recurring maintenance for the steam-electric power plants, and SE Resolution No.482/2015 provided remuneration for non-recurring maintenance also to hydroelectric power stations.

On March 22, 2016, the SE issued Resolution No. 21/16, which called for offering new thermal generation capacity for the periods summer 2016 - 2017; winter 2017 and summer 2017 - 2018.

On September 14, 2016, the results of the New Thermal Generation Bid were published in the Official Bulletin, granting a total of 1,915 MW (out of 6,000 MW total offers). Likewise, through Note No. 355, the SE instructed CAMMESA to encourage pricing improvements to those entities whose offers were considered acceptable but no bid was granted. As a result of new pricing offers, an additional 956 MW were granted. Lastly, on October 28, 2016, the SE, through Resolution No. 387/E/2016, instructed CAMMESA to add two additional projects for a total of 234 MW. None of the Group’s entities participated in the bidding process.

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

On Wednesday,November 7, 2018, Resolution 2018-70-APN-SGE was published in the Official Gazette, through which the Generators, Cogenerators and Self Generators of MEM are enabled to procure their own fuel supply for the generation of electric power.

Initially, the standard is in force for natural gas and allows generators to obtain an additional margin when producing with their own fuel, only if the gas purchase price is lower than the price recognized by CAMMESA.

With this resolution, the generators charge the variable production cost (CVP) according to the recognized prices in wich.

CAMMESA is responsible for continuing to supply the other generators that do not buy their fuel.

Out of a total of 60 companies authorized to declare, 22 of them were registered, 6 of those correspond to Generation under 100% of SEE Resolution No. 19/17.

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

On February 28, 2019, SRR and ME Resolution No. 1/19 replaced SEE Resolution No. 19/2017 which established the guidelines for the remuneration of existing power plants.

Due to delays with many of the projects with contracts for new thermal generation included in Resolution No. 287/2017 SEE, CAMMESA reported that given the moderate growth in demand and considering the existing equipment, as well as the confirmed income from renewable generation, the delay in the income from the above-mentioned projects does not affect the normal supply of demand, and represents an economic savings for the system in the current context. For this reason, on August 30, 2018,  SRRyME Resolution No. 25/2019 was published, allowing and establishing guidelines for the awarded generators who wish to set a new commitment date for commercial qualification, to do so.

On September 12, an agreement was signed between Enel Generación Costanera, Enel Generación El Chocón, Enel Trading and CAMMESA, which establishes that there are no pending issues to be claimed on availability contracts and other financing contracts. This agreement provides the aforementioned companies with the following benefits: for Costanera the risk of penalties, interest contingencies and the waiver of future tariffs (provided in the agreements) were eliminated allowing Enel Generación El Chocón and Enel Trading to collect receivables assigned to Enel Generación Costanera in the transaction.

As of September 2019, nearly 50 of the 88 projects approved during the second round of the RenovAr program were in a situation of virtual paralysis, due, among other things, to difficulties on the part of the successful bidders in securing appropriate financing and guarantees. For this reason, on September 11, the Undersecretary of Renewable Energy and Energy Efficiency, Sebastián Kind, sent a note to CAMMESA instructing it to temporarily suspend the injunctions for failure to meet the scheduled dates for the progress of work on renewable energy supply contracts. For various reasons, the Undersecretary had to send a note, after a little less than 30 days, repealing all the instructions in the first note.

In December 2019, through Resolution No. 12/2019, the new Argentine government decided to repeal Resolution No. 70 of 2018 of the prior Secretariat of Government of Energy of the former Ministry of Finance, which allowed companies to manage their own fuel supply, leaving CAMMESA in charge once again.

Brazil

The legislation in Brazil allows the participation of private capital in the electricity sector, upholds free competition among companies in electricity generation and transmission, and defines criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in free competition.

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

Generation companies sell their energy on the regulated or unregulated market through contracts, and trade their surpluses or deficits on the spot market. The free market is aimed at large users, with a limit of 2500 kW if they buy energy from any source or 500 kW if they buy Non-Conventional Renewable Energy (“NCRE”) (this limit changed to 2,500 kW as of July 1, 2019, and to 2,000 kW as of January 1, 2020 and will change  to 1,500 kW, 1,000kW and 500kW, respectively as of January 1, 2021, 2022 and 2023).

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

These regulatory mechanisms ensure the creation of regulatory assets/liabilities, whose rate adjustment for deficits which will eventually take place in the tariff adjustments starting in 2015 (March for Enel Distribución Río S.A. (formerly Ampla) April 22 for Enel Distribución Ceará S.A. (formerly Coelce)). July 4, for Enel Distribución São Paulo (formerly Eletropaulo) and October 22 for Enel Distribución Goiás). This mechanism has existed since 2001, and is called the Compensation Clearing Account - Part A (Cuenta de Compensación de Valores – Parte A, or “CVA”). They aimed to maintain consistent operating margins for the dealer by allowing tariff revenue due to the costs of Part A.

The CVA helps maintain stability in the market and enables the creation of deferred costs, which is compensated through tariff adjustments based on the fees necessary to compensate for deficits the previous year.

On December 2014, an addendum was signed to the concession contract for distributors in Brazil, which allows these regulatory assets (CVA’s and others) to be included in indemnitee assets at the end of the concession, and if this is not possible over time, it allows compensation through tariffs. Therefore, the recognition for these regulatory assets/liabilities is allowed under IFRS (see Note 3.d.1).

Brazil experienced drought conditions throughout 2014. In November 2014, the system reached the maximum risk of energy rationing. The average reservoir levels were 1% lower than at the last rationing. However, the government stated that there was no risk to supply.

The government created the ACR account to cover the additional energy costs through bank loans to be paid within two years through the tariff. Distributors had used approximately R$18,000 million  from the ACR account by December 31, 2014. However, this was not sufficient to cover the shortfall. In March 2015, a new loan was approved against the ACR account to cover the shortfall of November and December 2014. In addition, an extension in the payment period was approved for all loans, which currently will have to be paid in 54 months from November 2015. Payments on the ACR account ended in September 2019, and the remaining fund balance was credited to distributors in October 2019.

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

The Tariff Flags system initially consisted of three levels of colored flags: Green, Yellow and Red:

From January 2015 until the reporting date of these financial statements, the supplemental values on the flags have been changing based on new expectations of future generation costs. The values currently used (since November 2019) for the flags are:

•	Green flag rate: Favorable generation conditions
•	Yellow flag rate: R$1,343.00 per 100 (kWh)
•	Red flag rate - level 1: R$4,169 per 100 (kWh)
•	Red flag rate - level 2: R$6,243 per 100 (kWh)

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

Energy tenders

With regard to regulated energy auctions, in order to restructure the energy supply six auctions were held in 2015 by the Brazilian government with respect to allocated energy for each individual  year.

ENEL Brasil is currently building 1,746.74 MW of installed capacity of solar and wind projects, which production of energy was  negotiated both on the free market and on the regulated market, through auctions held in 2017: the A-4 auction with respect to energy from solar projects (solar parks in the São Gonçalo Complex) and thwA-6 auction with respect to  energy from wind projects (wind parks in the Lagoa dos Ventos Complex and the Morro do Chapéu Complex).

Distributed Generation

General features

Regulatory Resolution REN 482/2012 regulated the connection of distributed generation systems to consumers connected to the distribution network, as well as the Electricity Compensation System ("SCEE"), through  manner in which  energy injected by the Distributed Generation systems is compensated for  in the consumer's energy bill within this system.

The review of Regulatory Resolution no. 482/2012, carried out in 2015, by means of Regulatory Resolution No. 687/2015 included the possibility of “virtual net metering”, by which the distributed generation system is  installed in another consumption unit linked to the same unit owner, where there is actual consumption. This change created a great incentive for investments in distributed generation, since it increased the market share of companies that created products for sale to consumers, allowing them to enjoy the benefits created by Resolution No. 482/12. Resolution No. 687/2015 added Article 15 to Regulatory Resolution No 482/2012, which defined the need to review the standard through December 31, 2019, ensuring regulatory predictability.

Definitions of Distributed Generation

For distributed generation, use of any source of renewable energy as well as qualified co-generation is allowed. Distributed mini-generation is defined as a generating power plant with installed capacity of more than 75kW and less than 5 MW connected to the distribution network through consumption unit facilities.  The regulation prohibits the framing as a distributed micro generation of generating plants that have already been subject to registration, concession, permit or authorization, or have (i) entered into commercial operation, (ii) had their electric power with a concessionaire or permit holder of electric power distribution, and the distributor must identify those cases.

If the volume of energy generated in a particular month is higher than the energy consumed in that particular month, the new regulation, defines that the consumer has a credit that can be used to reduce the next month’s invoice. The effective period for energy credits is 60 months and the credits may be applied to the consumption of units by the same owner located in other places, as long as the service area is from the same distributor. This type of use for credits is referred to as “distance auto-consumption”.

The regulation refers to the ability to install distributed generation in condominiums (companies with multiples consumption units). Under this feature, the energy generated can be distributed in specific percentages defined by the consumers. Furthermore, there exists the “shared generation” scheme which allows parties interested in being part of a consortium or cooperative to install distributed mini/micro generation and use the energy generated to reduce the invoices of all members of the consortium or cooperative.

Changes expected in Resolution No. 482/2012

The Electricity Compensation System, established by Normative Resolution 482/12 presents distortions to (biases in) the remuneration of the distribution and transmission infrastructure, as well as to the charges of consumers who have a distributed generation system. These distortions affect the remuneration of the distributors’ investment and also the energy rate of other consumers in the concession area, who do not have distributed generation installed.

In May 2018 and January 2019 the Regulatory Agency (ANEEL) made a Public Consultation, (CP 10/2018)  and Public Hearing (AP 001/2019), respectively, to discuss the improvement of the rules applicable to micro and distributed mini-generation where it seeks to evaluate alternatives for the energy compensation system, aiming  to reduce the loss on reception of distributors and the tariff impact on consumers without distributed generation.

As a way to put an end to the public participation process for the change of the Regulation, in October 2019 ANEEL carried out a Public Consultation (CP 025/2019) to obtain contributions for the proposed review of Resolution No. 482/2012, specifically in the text of the Resolution. The decision regarding the change has not yet been published, and is expected to be available in early 2020.

Adjustment to pricing rate for Enel Distribución Río S.A. 2017

On March 14, 2017, Enel Distribución Río S.A. signed the New Concession Contract (Sixth amendment) as a result of the Public Hearings No. 095 and No. 058. During the hearings, the regulations and application of the rates to the registered distributors were discussed, in order to amend the rules of the concession contract, in accordance with Decree 2194/2016.

The new rules applied to determine the adjusted rates for 2017, included, among other modifications, the use of the IPCA index instead of the general market price index (“IGP-M”). The unrecoverable revenue was transferred from Part B to Part A and new regulatory loss indexes were applied. As a result, ANEEL approved an average adjustment of -6.51% for Enel Distribución Río S.A. For low voltage consumers, especially residential ones, the average adjustment was -6.24%. The average adjustment for medium and high voltage customers was -7.12%.

Tariff Adjustment for Enel Distribución Ceará .S.A 2017

On April 18, 2017, ANEEL conformed the tariff readjustment of Enel Distribución Ceará through Resolution No. 2,223. The annual tariff adjustment of Enel Distribución Ceará leads to an average effect on the tariffs to be received by consumers of 0.15%, being 1.44% on average, for consumers connected in  High Voltage and -0.39% for low voltage consumers connected in  .

Enel CIEN adjustment 2017

Resolution No. 2,258 of June 27, 2017, established the annual revenue allowance (RAP) for public electricity transmission service concessionaires, for the availability of transmission facilities under their responsibility.

The values of Enel CIEN are: Garabi I (RAP: 167,874,943.85 and PA adjusted: BRL – 9,581,554.75) and Garabi II (RAP: BRL 174,388,271.81 and PA adjusted: BRL – 9,953,306.53).

Modifications to review period of Enel Distribución Goias pricing from October 2017 to October 2018

In a Public Hearing, ANEEL approved Enel Américas’ request to change the review period of the rates of Enel Distribución Goiás to 2018, after discussing the issue in a Public Hearing. As a result, the decision was to perform the review, which will be performed in October 2018 and every 5 years, with the new cut-off date for investments being April 30, 2018. In its place, in October 2017 an ordinary readjustment occurred.

In addition to working on the quality of the information, the postponement will allow us to recover within the Remuneration Base past costs assigned as OPEX (capitalization of additional costs) and immediately recognize the investments made in the first year of Enel Amércias’ operation in the company, as of such moment and until April 2018.

Enel Distribución Goiás  Adjustment 2017

On October 17, 2017, ANEEL authorized the rate price adjustment of Enel Distribución Goias by means of Resolution No.2,317. The annual rate adjustment of Enel Distribución Goias had an average effect on the rates of the consumers of 14.65%, with 12.03% on average for High Voltage consumers and 15.89% for low voltage consumers.

Enel Distribución Rio Adjustment (2018)

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

Enel Distribución Ceará S.A. Tariff Adjustment (2018)

On April 17, 2018, ANEEL approved the provisional inflation results of Enel Distribución Ceará, as of April 22, 2018.

The result leads to the average effect on consumers of 4.96%, which is 7.96% for high voltage consumers connected to and 3.8% for low voltage consumers.

Enel CIEN readjustment (2019)

Resolution No. 2408, of October 22 2019, established the annual income allowance (RAP) for public service electric power transmission concessionaries, for the availability of transmission facilities under their responsibility.

The values of Enel CIEN are: Garabi I (RAP: BRL72,667,795.35 and adjusted PA: BRL6,579,727.76) and Garabi II (RAP: BRL179,367,079.58 and adjusted PA: BRL6,834,803.35).

Enel Distribución São Paulo Tariff Adjustment (2018)

On July 04, 2018, ANEEL approved the tariffs applicable for the consumers.  This process resulted in a tariff adjustment of +16.4%, made up by an economic adjustment of +10.5% and a financial adjustment of +5.9%.  After eliminating the financial adjustment of the previous year (0.6%), the average effect to the consumer amounted to +15.8%, which is greater for high voltage consumers (+17.7%), while to low voltage consumers received a lower increase of 15.1%.

Enel Distribución Goiás S.A. Tariff Adjustment (2018)

On October 16, 2018, ANEEL confirmed the result of the tariff review of Enel Distribución Goiás, as of October 22, 2018. The result leads to the average effect on the rates of consumers of 18.54%, which is 26.52% for high voltage consumers and 15.31% for low voltage consumers.

Electric Vehicles Charging

Through Normative Resolution No. 819 of 2018, ANEEL established the procedures for electric vehicle recharging activities.

The distributor may, at its discretion, install charging stations in its concession area intended for the public charging of electric vehicles, which must be classified in the subclass electric vehicle charging station of the consumption class itself (Group Tariffs A – medium voltage and high voltage or Tariff B3 – low voltage).

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

The injection of electric energy into the distribution network from electric vehicles is prohibited, as well as participation in the Energy Compensation System under Resolution No. 482/2012;

The rules on compensation for electrical damage are fully applied to electric vehicle charging installations, and the distributor may establish specific electrical safety standards for installations (only low voltage);

Enel Generación Fortaleza

The Fortaleza Thermoelectric Generating Plant (CGTF), the Enel Group’'s natural gas-operated thermal plant in Brazil, has a dispute with Petrobras which requires the renegotiation of the contract terms for the supply of natural gas. Currently, the thermal plant is receiving its the supply of fuel under an injunctive order, following the unilateral termination of the supply contract by Petrobras. The plant was built under the guidelines of the Programa Prioritario de Termoelectricidad (Thermoelectric Priority Program or PPT), a government program established during water scarcity and energy rationing period that occurred in the country in 2001 that aimed to stimulate the construction of thermoelectric plants in the system. To this end, the government secured the financing of the projects by BNDES, as well as the supply of fuel by Petrobras for up to 20 years. The formula for adjusting the gas price of fuel contracts was regulated and defined through Portaria published by the Ministry of Mines and Energy.

In this context, Enel Brasil filed a lawsuit against Petrobras in order to re-establish the supply of gas to the plant, stating that Petrobras cannot unilaterally rescind the contract as it was guaranteed by the Union through the government’s PPT program. Enel Brasil obtained a mandate that determined Petrobras’ gas supply for the plant, which was rejected on July 2, 2018. Enel Brasil appealed the decision and in the judicial instance, the Special Court of the Federal Regional Court (TRF) has granted a new mandate to force Petrobras to return the gas supply to the CGTF under the conditions of the contract signed under the PPT. On December 11, 2018, Petrobras was notified of the decision, which will remain in effect until the appeal is heard. Petrobras may file an appeal before the Superior Court of Justice in Brasília. This injuctive relief is still currently valid.

In administrative matters, in August, 2018, CGTF requested suspension together with the regulator ANEEL of  the contractual obligations in which it required : (i) determination of gas supply or determination that Petrobras deliver energy for CGTF under penalty of short-term market exposure associated with lack of gas supply; (ii) recognition of exclusion of CGTF’s liability by the public authority from  the breach of the PPT between July, 1,2018 and the date of commencement of operation, under the conditions established by MME’s one-time solution, eliminating the application of any penalty and incidental contractual, commercial and regulatory obligations on CGTF.

In addition, Petrobras, Cegás and CGTF agreed to suspend the arbitration procedure, in order to focus on finding a solution for the supply until 2023 that can be accepted by the parties and sanctioned by the regulator. This would eventually put an end to the proceedings in the courts.

On February 28, 2019, both parties sent a joint letter to the regulator ANEEL presenting the terms under which they would be available to sign an agreement, subject to approval, as well as requesting the granting of certain regulatory guarantees necessary for the maintenance of systemic equilibrium  and proper functioning of the agreement. The letter is still under analysis by ANEEL.

At ANEEL’s last Board of Directors meeting in December 2019, the Directors decided that ANEEL does not have the competency to judge a claim related to the fuel sector and make the determination for Petrobras to restore gas supply. CGTF filed an appeal in January 2020, requesting that the process be sent to the Brazilian oil and gas regulatory agency - ANP, because it is understood that ANEEL has the competency to act jointly with ANP.

Enel Brasil has presented a new proposal for an agreement to Petrobras. The agreement, under negotiation, will provide for the conclusion of current legal and arbitration disputes by both parties.

Proposal for a solution to the short-term lack of market liquidity

The Brazilian short-term market has been illiquid since 2015, the year in which several legal limits were granted to hydro generators for their assumption of non-hydrological risks. This is because the thermal dispatch carried out outside the order of costs of service , the import of energy without physical guarantee and the impact of the structuring plants (Belo Monte, Jirau and Santo Antônio plants) displaced their generation and exposed them to the market in the short term on account of non-manageable factors unrelated to hydrological risk. In this way, the hydro generators would be exempted to pay their debts in the market in the short term, sum that currently  amounts to R$7 billion and represents about 70% of the total book value of the market.

On June 27 in the Lower Chamber the PL 10,985/18 which implements indemnification for the non-hydrological risks assumed by the hydro power plants and compensates them through the extension of their concession term (maximum limit of 7 years), conditioned on the waiver of judicial processes and the payment of their debts was approved. The objective of this solution is to solve the impasse of the hydro generators and restore the liquidity of the Brazilian market in the short term. After the publication of the law which is dependent on the approval of the Senate, ANEEL has 90 days to regulate the standards.

Resolution No. 823/2018 - Land regularization

As of January 1, 2019, the electricity distribution companies are no longer responsible for the investments required for construction of basic infrastructure works of the electricity distribution networks for land regularization and compliance with the projects of multiple consumption units. Therefore, the energy distributors stopped making mandatory investments, benefitting  their cash flow.

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

Tariff adjustment Enel Distribución Rio 2019

Enel Distribución Rio’s tariff review was provisionally approved on March 13, 2018, according to Resolution No. 2,377, when tariffs were readjusted to 21.04%.

At that time, the values of the Regulatory Remuneration Base (RRB) and the history of non-technical losses from 2019 to 2022 were provisional.

The final calculation of these issues occurred in the Tariff Adjustment of 2019, based on the final calculation of the remuneration basis of the tariff review, BRL20,052,539.92 were added to Plot B and the difference between the amount approved in 2018 and the final value of 2019 resulted in BRL21,819,141.88, at the price of March 2019, included as financing in the RTA of 2019.

The following values were defined for non-technical losses: 19.80% (2019), 19.39% (2020), 18.98% (2021) and 18.57% (2022).

On March 12, 2019, ANEEL approved Enel Distribución Rio’s tariff readjustment received by consumers of 9.70%: 9.72% is for low voltage consumers and 9.65% is for medium and high voltage customers.

This readjustment was valid from March 15, 2019 to March 31, 2019.

ANEEL authorizes CCEE to reach agreement with banks for payment of ACR account

ANEEL authorized the Chamber of Marketing  of Electric Energy (CCEE) to reach an agreement with a group of eight banks to anticipate the approval of the management of the so-called ACR account. The measure will remove BRL8.4 billion from electricity tariffs until 2020 and allow for an average change  in tariff readjustments of 3.7% in 2019 and 1.2% in 2020.

The ACR account was a mechanism for transferring resources to distributors to cover costs related to  involuntary exposure in the short-term market and the dispatch of thermoelectric plants between February and December 2014. In order to support the account, CCEE was authorized to contract credit operations with banks, compensated by consumers from November 2015, through the collection of a charge under the electricity tariff until April 2020.

ANEEL incorporated the effects of the agreement into the tariffs of the companies that had the adjustments defined between December 2018 and March 2019 by means of an extraordinary tariff review: five unaffiliated distribution companies (Cepisa, Ceron, Electroacre, Energisa Borborema and Light and Enel Distribución Rio).

Extraordinary Tariff Review Enel Distribución Rio

The extraordinary review was necessary due to the decision of ANEEL’s Board of Directors on March 20, 2019, which authorized the CCEE to reach the agreement with the group of eight banks to anticipate the payment of the so-called CDE Conta- ACR by September 2019.

This decision was reflected in Enel Distribución Rio’s tariff, which will be 7.59% (average for all consumers). For low-voltage consumers, it changed the increase from 9.72% to 7.49%, and for medium- and high-voltage customers, the approved rate changed from 9.65% to 7.89%.

The tariffs are being applied from April 1, 2019 to March 14, 2020.

ANEEL Normative Resolution No. 843/2019

On April 5, 2019, ANEEL approved new criteria and procedures for the preparation of the Monthly Energy Transaction Program - PMO and for the generation of the Price for Settlement of Differences – PLD. This repealed Article 4 of ANEEL Resolution 290, dated August 3, 2000, ANEEL Resolution 402, dated September 21. 2001; ANEEL Resolution 282, dated January 10, 2007; ANEEL Resolution 440, dated July 5, 2011; ANEEL Resolution 476, dated March 13, 2012; ANEEL Resolution 477, dated March 13, 2012, and ANEEL Resolution 799, dated December 19, 2017.

Tariff Review Enel Distribución Ceará 2019

On April 18, 2019, ANEEL approved the result of the fifth periodic tariff review of Enel Distribución Ceará, effective as of April 22, 2019, consolidated through the contributions made in Public Hearing 004/19.

The result leads to an average effect on consumer rates of 8.22%, which is 7.87% for high-voltage consumers and 8.35% for low voltagecosumers. The T component of Factor X was corrected by 1.17%, with technical losses of 9.52% in injected energy and non-technical losses of 7.56% in the low voltage market.

Enel CIEN Readjustment (2019)

Resolution No. 2,565, dated June 25, 2019, established the annual income allowed (RAP) for the public service concessionaires of electric power transmission for the availability of transmission facilities under their responsibility.

The values of Enel CIEN are: Garabi I (RAP: BRL180,711,108.53 and PA: BRL -6,391,867.71) and Garabi II (RAP: BRL187,722,462.73 and PA: BRL -6,662,275.47).

On July 19, 2019, Enel Cien’s Asset Evaluation Report was delivered to ANEEL for the review of the RAP. This document will be audited by the regulator, still without a defined date, and will define new tariffs through July 2020.

Regulatory Resolution ANEEL No. 847/2019

On July 4, 2019, ANEEL revoked the regulatory resolution ANEEL No. 709 dated April 5, 2016 on provisions related to the development of operational and holding activities by the concessionaires of public services for the transmission of energy.

Regulatory Resolution ANEEL No. 850/2019, and Regulatory Resolution ANEEL  No.851/2019

On July 8, 11 and 19, 2019, ANEEL published new electricity trading rules applicable to the Accounting and Settlement System - SCL. The new rules must be implemented by the CCE.

Regulatory Resolution ANEEL No. 849/2019

On July 8, 2019, ANEEL modified article 1 of the Regulatory Resolution No. 792, November 28, 2017, extending the Pilot Program of Response to the Demand for 6 months.

Normative Resolution ANEEL No. 853/2019

On August 16, 2019, ANEEL established the provisions regarding the quality of the public electric power transmission service, associated with the availability and operational capacity of the Transmission Functions - FT Converter; . This modified ANEEL Regulatory Resolution No. 729, dated June 28, 2016, the ANEEL Regulatory Resolution No. 191, dated December 12, 2005 and the ANEEL Regulatory Resolution No. 669, dated July 14, 2015. The new rules come into effect on January 1, 2020.

Normative Resolution ANEEL No. 854/2019

On August 16, 2019, ANEEL modified Article 24 of Regulatory Resolution No. 414/2010, reducing the period of hours to be considered for the daily consumption of electricity for public lighting or for the lighting of internal roads in condominiums.

Regulatory Resolution ANEEL No. 863/2019

On December 3, 2019, ANEEL implemented improvements in the measurement and reading procedures for accesses connected to  distribution. The changes are aimed at aligning the requirements and measurement rules applicable to the free and captive markets to facilitate the migration of consumers from one regime to another, such as medium and high voltage consumer billing (Group A) considering the calendar month, as was already done for consumers in the free market. In addition, the new rule allows for self-reading of the energy meter for all consumers in Group B, as it does for rural consumers. In this context, the ANNEL’s Board of Directors cited the approval of the self-reading pilot project of Enel São Paulo.

Regulatory Resolution ANEEL No. 868/2019

On December 23, 2019, ANEEL changed the percentages of tariff reduction benefits applicable to rural consumers. The application of the new percentage of subsidies in each year has to be done after the approval of the respective readjustments or review procedures of ordinary tariffs of each distributor.

Enel Distribution São Paulo Tariff Review (2019)

On July 2, 2019, ANEEL conformed the result of the Fifth Periodic Tariff Review of Enel Distribución Sao Paulo, as of July 4, 2019, consolidated after the evaluation of the contributions made at Public Hearing No. 011/2019

The result is an average effect on consumers rates of 7.03%,  averaging 8.46% for consumers connected to High Voltage - HV and 6.48% for those connected to Low Voltage - LV.

In the review, parameters were defined that will govern for 4 years, until the next review in 2023. Such parameters are: technical and non-technical (commercial) losses, RAB, operational costs, bad debt and X Factor ( productivity and regulatory operational costs ).

Tariff adjustment for Enel Distribución Goiás S.A. (2019)

On October 22, 2019, ANEEL conformed the result of the adjustment of Enel Distribuición Goiás, as of October 22, 2019.   The average effect on consumer rates is -3.90% and consists of (i) an economic adjustment of -4.42%, with -5.18% on Plot A and + 0.76% on Plot B and (ii) financial components of + 6.25% discounting the financial components considered in the last tariff process quantified at 5.73%.

The result leads to the average effect on consumers rates of -3.90%,  averaging -2.89% for high voltage consumers and -4.32% for lowvoltage consumers.

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

The main institution in the electricity sector is the Ministry Mining and Energy, whose Mining Energy Planning Unit, (Unidad de Planeación Minero Energética, or UPME) draws up the national Energy Plan and the Generation and Transmission Expansion Plan. The Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas or CREG) and the Public Service Superintendency (Superintendencia de Servicios Públicos, or SSPD) regulate and oversee, respectively, the companies in the industry, and the Superintendency of Industry and Commerce is the national authority for free trade protection issues.

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

Law 1715 of 2014 was created, "By means of which the integration of non-conventional renewable energies into the National Energy System is regulated", the development and use of non-conventional energy sources, mainly those of a renewable nature, in the national energy system, through their integration into the electricity market, their participation in non-interconnected areas and other energy uses as a necessary means for sustainable economic development, the reduction of greenhouse gas emissions and the security of energy supply, Law 1715 of 2014 also seeks to promote efficient energy management, which includes both energy efficiency and demand response.

In 2019, the CREG establised general rules of market behavior for agents carrying out the activities of household electric power and fuel gas utilities. CREG considers it necessary to establish a regulatory framework that, in addition to the specific market rules and obligations, defines general rules of behavior that promote and allow for the further development of: free access to networks and facilities that are monopolies by nature, free choice of service providers and the possibility of migration of users, transparency, neutrality, economic efficiency, free competition and the non-abuse of dominant positions.

Peru

The main legislations in the regulatory framework for doing business in the power industry in Peru are:

•	Electricity Concessions Law (DL 25,844) and its regulations (DS 009‑93‑EM).
•

Law to Ensure Efficient Development of Electricity Generation (Law No. 28,832); and its Regulations, DS 019‑2007‑EM (Regulation of the Compensation Mechanism among the regulated users of the SEIN), DS 027‑2007‑EM (Transmission regulations), DS 052‑2007‑EM (Supply of Electricity Bidding Regulations), DS 022‑2009‑EM (Unregulated electricity users Regulations) and DS 026‑2016‑EM (Regulation of Electricity Wholesale Market.).

•	Legislative decree promotion of generation with non-conventional renewable sources in Peru (DL 1,002) and its Regulation (DS 050‑2008‑EM)).
•	Legislative decree that improves the regulation of electricity distribution to promote access to electrical energy in Peru (DL 1,221) and its Enabling Regulations (DS 018‑2016‑EM).
•	Legilative decree that modifies several rules of the Electric regulation framework of Peru (DL 1,041) and Regulations (DS 001‑2010‑EM).

•	Law that Strengthens Energy Security and Promotes the Development of the Petrochemical Complex in the South of the Country (Law 29,970) and its Regulation (DS 038‑2013‑EM).
•	Anti-Monopoly and Oligopoly Law of the Electricity Sector (Law 26,876) and Regulations (DS 017‑98‑ITINCI).
•	Law Creating the Energy and Mining Investments Supervisor Agency “OSINERGMIN” (Law 26,734) and its Regulations (DS 054‑2001‑EM).
•	Technical Rule of the Quality of the Electricity Services (DS 020‑97‑EM).
•	Regulations for the conservation of the Environment in Electrical Activities (DS 029‑94‑EM) and Hydrocarbon Activities (DS 015‑2006‑EM).
•	Framework law about Climate Change (Law 30,754).

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

Through of Supreme Decree No. 026‑2016‑EM, the Regulation of the Wholesale Electricity Market (MME Regulation) was approved. Among the main aspects of the MME Regulation are: it incorporates the definition "MME" which is made up of the short-term market ("MCP") and the mechanisms for assigning complementary services, operational inflexibilities and allocation of congestion rents.

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

Legislative Decree No. 1,002 creates a promotional regime for non-conventional renewable sources of energy “RER”; it also creates a mechanism that guarantees income paid through the demand via the rate charged at the connection usage charge. Its purpose is to incorporate up to 5% of the production of electrical energy by means of renewable energy sources and the generation of RER is promoted via tenders.

Legislative decree No. 1,221 amends several articles of the Law on Electricity Concessions DL 25,844, introducing mainly the following changes in the scope of distribution:

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

Through Supreme Decree No. 018‑2016‑EM it modifies the Enabling Regulations of the Electricity Concessions; the main amendments are that it incorporates the possibility of installing supplies with intelligent metering; these installations and their investment costs will be owned by the distribution Company; O&M will be considered in the VAD; the proposed Technical Responsibility Zones (ZRT) will be published in advance; technological innovation projects will be included in the VAD and they will be compensated by means of a charge for power.

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

Supreme Decree No. 001‑2010‑EM regulated DL 1,041, which amends the electrical regulatory framework, for dispatching natural gas and the remuneration of power and energy. A special remunerative regime was also created for the cold reserve that will be put out to tender by PROINVERSION, to prevent any rationing due to a deficit in generation. As far as the transmission regime is concerned, the responsibility of payment of the rate base of the Guaranteed Transmission System was finally amended to assign it exclusively to the users.

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

Legislative Decree No. 1,394 modifies articles of the National Environmental Impact Assessment System Law (SEIA), and the Law creating SENACE. The objective is to strengthen the functioning of the competent authorities, in order to modernize and ensure a timely and efficient evaluation of environmental management instruments.

Legislative Decree No. 1,451 modified article 122 of the Law of Electrical Concessions, which defines the criteria for restricting vertical or horizontal integration in the sector. The modification incorporates provisions for those cases of vertical integration that do not qualify as acts of concentration according to the regulations of the matter.

Supreme Decree No. 033‑2017‑EM, stipulates that the Enabling Regulations of the Electricity Wholesale Market, approved by means of Supreme Decree No. 026‑2016‑EM, come into force as of January 1, 2018.

Supreme Decree No. 040‑2017‑EM amended articles 95 and 96 of the Enabling Regulations of the Law on Electricity Concessions, related to operating the system in Exceptional Situations and with the information on the generating units as provided by the agents that imply operating inflexibilities; article 7 of the Enabling Regulations of the Electricity Wholesale Market with regard to assigning costs for operating inflexibilities; and Final Provision Sixteen of the Technical Standard of Quality of the Electricity Services with regard to the fact that no sanctions and/or compensations are applied in Exceptional Situations.

Supreme Decree No. 043‑2017‑EM amended: article 5 of Supreme Decree No. 016‑2000‑EM, stipulating that the generating companies that use natural gas as fuel must declare the single price of gas once a year, coming into force as of July 1, 2018, except for the first period of the declaration. The COES checks that the declared value is at least the result of applying a formula that considers the Contractual Daily Amount, the specific consumption, take or pay contracts and the price of the supply of natural gas, without including transportation and distribution.

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

Supreme Decree No. 014-2019-EM approved the Regulations for Environmental Protection in Electrical Activities, whose purpose is to promote and regulate the environmental management of electrical energy generation, transmission and distribution activities, with the aim of preventing, minimizing, rehabilitating and/or compensating for the negative environmental impacts derived from such activities, within a framework of sustainable development.

Supreme Decree No. 237-2019-EF approved the National Competitiveness and Productivity Plan, whose objective is to promote economic growth that will improve the population’s well-being in the medium term. There are 9 priority objectives, including Environmental Sustainability (OP9), which mentions within its guidelines (9.1) the Strategy for Financing Climate Change Measures and (9.4) the Strategy for Renewable Energy, Electromobility and Clean Fuels.

Supreme Resolution No. 006-2019-EM created the Multisectoral Commission for the Reform of the Electricity Subsector. Its purpose is to carry out an analysis of the electricity market and the regulatory framework of the Electricity and Hydrocarbons Sub-sectors, regarding the provision of electricity to the SEIN, in order to formulate proposals aimed at the adoption of measures that guarantee the sustainability and development of the Electricity Sub-sector. The commission’s term is 24 months.

Resolution OSINERGMIN N°144-2019-OS/CD modifies the Technical Procedure of COES Nº 26 "Calculation of Firm Capacity". This parameter is used to determine the revenue for  capacity of the generators in the COES, as well as the level of contracting that they can reach. From September 2019, the Firm Capacity for RER plants using wind, solar or tidal technology (before the modification it was zero), will be determined considering the energy production in the Peak Hours of the system.

Resolution OSINERGMIN Nº 161-2019-OS/CD approved the Procedure for the Supervision of the Parameters of the Operational Inflexibilities of the SEIN Generation Units.

Resolution OSINERGMIN No. 162-2019-OS/CD approved the Procedure for the Supervision and Control of the Natural Gas Rationing Mechanism.

Emergency Decree Nº 018-2019, established extraordinary investment promotion measures to boost the economy’s growth, through the adequate implementation of the portfolio of projects prioritized in the National Infrastructure Plan for Competitiveness (PNIC),

Emergency Decree No. 013-2019 established a regime to control business concentration operations in advance, in order to promote economic efficiency in the markets for the welfare of consumers. This includes: acts of business concentration that produce effects in the national territory, including acts of concentration carried out abroad, and measures with respect to economic agents that offer or demand goods or services in the market and carry out acts of concentration that produce or may produce anti-competitive effects in the national territory.

Resolution OSINERGMIN No. 207-2019-OS/CD establishes, in accordance with Law No. 30477, that the companies that hold concessions for public electricity services shall remove the overhead wiring located in certain Historical Centers indicated in said regulation, within a period of four years.

Supreme Decree No. 023-2019 EM extends the suspension of the implementation of the Regulation of the Secondary Market of Natural Gas approved by DS No. 046-2010-EM through  December 31, 2020. During this period the operations of the Secondary Market may be carried out by means of bilateral agreements.

Supreme Decree No. 013-2019 MINAM approved the Regulation of Law No. 30,754, Framework Law on Climate Change, for the planning, articulation, execution, monitoring, evaluation, reporting and dissemination of public policies for the integrated management of climate change, aimed at serving citizens, which seek to reduce the country’s vulnerability to the effects of climate change, take advantage of low-carbon development opportunities and meet the international commitments made by the state under the United Nations Framework Convention on Climate Change.

Non-Conventional Renewable Energy

•

In Brazil,  ANEEL holds auctions by technology considering the expansion plan set by the Empresa de Pesquisa Energética (“EPE”), the planning agency; so that the target amount set for non-conventional renewable energy capacity is met.

There is no binding percentage of participation of non-conventional renewable energies in the Brazilian energy matrix and the expansion plan is an indicative plan with a 10-year expansion forecast for all sources. This plan is updated annually by EPE.

The incentive for participation in renewable sources in the Brazilian energy matrix are two discounts in the Distribution System Use Tariffs (“TUSD”) and Transmission System Use Tariffs (“TUST”) and the significant energy potential of these sources in the country.

This significant energy potential of renewable sources is proven in the auctions in Brazil. In June 2019, the A-4 auction was held specifically for wind, solar, hydro, SHP, CGH and biomass energy sources, with an average price of BRL137.50 140.82 MWh.

In addition, by the end of 2019, even though in the auction (A-6) took place  with the participation of thermoelectric plants, the participation of renewable sources was relevant (hydroelectric 14.94%, wind 34.92%, solar 17.79%, while thermoelectric was  32.35%).

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

In addition, CREG issued Resolution Nos. 11 and 212 in 2015, encouraging mechanisms to act in response of the demand. Likewise, the regulatory authority published resolution 61 of 2015 to determine the methodology for calculating the firm energy of wind farms in order to enable them to participate in the Reliability Charge scheme, which was recently amended by resolution No. 167 of 2017. The Ministry of Mines and Energy issued Law Decree No. 1,623 in 2015 that established guidelines on zone expansion policies, and Law Decree No. 2,143 that outlined the application of fiscal and tax incentives established in Law No. 1,715. In 2016, the UPME issued Resolution No. 45/2016, establishing procedures for the request of certificates to support Sources of Non-Conventional Energy’s (FNCE in its Spanish acronym) projects and to obtain the list of goods and services exempted from duties or value added tax (“VAT”).

In 2017, CREG published Document 161 in which it set forth four alternatives for integrating Non-Conventional Sources of Renewable Energy (FNCER in its Spanish acronym) into the generating capacity, including: i) Green bonus, ii) Long-term contracts pay for what is generated, iii) Long-term contracts of average energy, and iv) Long-term contracts pay for what is contracted.

Law No.1,819 of 2016 on tax reform introduced a reduction in income tax for the promotion of non-conventional renewable energy sources and exclusion of VAT on equipment, technologies and services that offer an environmental benefit, as well as a carbon tax on all fossil fuels used for energy purposes and defined the guidelines for not applying the tax to users who certify that they are carbon-neutral, which is subsequently regulated by Decree No.926 of 2017.

In 2016, the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible or MADS) issued Resolution No. 1,283, which establishes the procedures and requirements for obtaining environmental certifications for new investments in projects for sources of non-conventional energy and the efficient management of energy, in order to obtain the tax benefits specified in Articles 11, 12, 13 and 14 of Law No. 1,715 of 2014. Likewise, MADS issued Resolution No. 1,312 in August 2016 that establishes referral terms for preparing Environmental Impact Study’s required for environmental licenses for sources of wind energy projects, as well as Resolution No. 1,670 of August 15, 2017 by which it adopted the terms of reference for the preparation of the Environmental Impact Study (EIA), required for the processing of the environmental license for projects using photovoltaic solar energy. MADS Resolution No.1,303 of 2018 modified Resolution No.1,283 of 2016 to carry out environmental benefit certifications for new investments in FNCER and efficient energy management projects.

Additionally, the Ministry of Environment and Sustainable Development, through Decree 2,462 of December 28, 2018, establishes that only projects exploring and using alternative energy sources that come from biomass to generate energy with an installed capacity greater than 10 MW, excluding solar, wind, geothermal and tidal energy sources, will require an Environmental Diagnosis of Alternatives, or DAA.

Finally, the UPME, through Resolution 703 of 2018, states the procedure and requirements in order to get the certification endorsing the FNCER, in order  to get the exclusion benefit from ICA and the exemption from the tariff charge addressed by articles 12 and 13 of Law 1,715 of 2014.

In February 2017, CREG, through Resolution No. 243 of 2016, issued the methodology for calculating the Firm Energy of the Photovoltaic Solar Plants, necessary for this technology to be able to participate in the assignations of the Reliability Charge. This resolution was amended by Resolution No. 201 of 2017.

In September 2017, the Ministry of Mines and Energy issued decree 1,543, which regulates the Non-Conventional Energy and Efficient Energy Management Fund, or FENOGE, whose purpose is to finance FNCER and efficient energy management programs, by fostering them, promoting them, stimulating them and incentivizing them, through the autonomous equity. Among others, programs and projects aimed at the residential sector of stratus 1, 2 and 3 may be financed in whole or in part both for implementing small-scale self-generation solutions and improving the energy efficiency by promoting good practices, equipment for the final use of energy, adapting internal installations and architectural remodeling.

The FENOGE Operating Manual, which contains aspects related to sources of financing, destination of resources, organizational structure, methodology for presenting and selecting projects and the execution process, was published recently by means of Resolution MME No. 41,407 of 2017.

In February 2018, CREG Resolution No. 030 of 2018 was issued with simplified procedures to authorize the connection of Small Scale Distributed Autogenerators (less than 1 MW), Large Scale Autogenerators up to 5 MW and Distributed Generators (up to 0.1 MW) using FNCER. In the case of resources less than 100 kW, a procedure was defined by means of a registration form with the Distributor, without the need for connection studies which entails very short periods of review of the application (5 days), as well as testing and connection (2 days), which in all cases requires minimum technical conditions in terms of electrical protection and safety.

In July 2019 Resolution No. CREG 060 was issued, which adjusts and “temporarily” adds some marketing considerations of the wholesale energy market and technical considerations related to  the Network Code, in relation to the integration of wind and solar photovoltaic plants into  the National Interconnected System, SIN, and considerations  related to phylum plants.

In March 2018, the Ministry of Mines and Energy issued Decree No. 0570 of 2018, by which the public policy guidelines for the contracting of Long-Term Energy are dictated. The objectives of the Decree are to strengthen the resilience of the generation matrix through risk diversification, promote competition and efficiency in price formation through new and existing projects, mitigate the effects of climate variability and change through the use of available renewable resources, strengthen national energy security and reduce greenhouse gas (GHG) emissions, in accordance with COP 21 commitments. The Ministry of Mines and Energy, CREG, UPME, and other competent entities have a period of 12 months from the entry into force of the Decree to update the current regulations that allow planning, connection, operation, and measurement for the integration of electricity generation projects that are developed from the application of the mechanism.

Giving continuity to the mentioned Decree, the Ministry of Mines and Energy issued Resolutions 40,791 and 40,795 of August 2018, finalizing the construction cycle of the public policy that will allow to comply with the objectives of strengthening, complementing and diversifying the energy matrix of the country and establishing a historical milestone such as the launching of the first long term electric energy auction in the country. As a fundamental element of the issuance of these resolutions, a long-term energy auction is created that will allow, among others, the greater incorporation of renewable energies into the national energy system.

Through Resolutions 41,307 and 41,314 of December 2018, the Ministry of Mines and Energy officially called for the first auction of electricity for long-term contracting, which took place on February 26, 2019 which in order to diversify, complement and boost the competitiveness of the energy matrix, making it more resilient to climate variability, contributing to the reduction of carbon dioxide emissions and guaranteeing the country’s energy security.

This auction took place on February 26, 2019, but it did not result in the award of long-term contracts of annual average energy because the indicators of the competition (concentration and dominance) were not exceeded as foreseen by CREG. The Ministry announced a second auction of energy would be held on October 22, 2019.

Consequently, with the aim of having a resilient and complementary electricity generation matrix while reducing GHG emissions and promoting competition in the sector, the Ministry of Mines and Energy UPME and CREG have made a series of adjustments to the auction regulations. Resolution 40678 modified the PRGF mechanism, establishing a voluntary participation auction, exclusively for 12 new FNCER projects, with two requiriments:  1)  closed envelope, with a ceiling price in $COP/kWh and whose product is a standard contract to pay the contract, in 15 years. and 2) with a start date of January 1, 2022.

In Resolution No. 40,725 of 2019, the Ministry of Mines and Energy  also defined a complementary mechanism to assign the positive difference, if any, between the target demand and the amount of energy assigned in the auction for long-term contracting. Likewise, Resolution No. 40,715 regulated Article 296 of the National Development Plan, determining that 10% of energy purchases  serving regulated end users must be contracted with non-conventional renewable energy sources.

The Ministry of Mines and Energy, through UPME, accelerated the second auction of long-term contracts in October 2019, after a first auction was  declared unsuccessful in February. This auction, exclusively for non-conventional renewable energy sources, resulted in  the assignment of long-term contracts to 7 generating companies and 22 marketing companies. The auction closed with a weighted average allocation price of $95.65 kilowatt per hour.

In May 2019, Law No. 1,955, the National Development Plan 2018-2022 “Pact for Colombia, Pact for Equity”, was approved. Among others, the following topics of the definitive law stand out: (i). Tax benefit: those who make investments in FNCER will have the right to deduct 50% of the total investment made from their income over a period of no more than 15 years; and (ii). Energy matrix buys FNCER Energy in long-term contracts: marketers will be obliged to purchase electric energy from FNCER (between 8% and 10% of their purchases). In any case, the Ministry of Mines and Energy or its delegated entity will regulate the scope of the obligation.

In July 2019, the National Government issued Law 1964 of 2019, which aims to generate programs to promote the use of electric vehicles with zero emissions, in order to contribute to sustainable mobility and the reduction of pollutant emissions and greenhouse gases.

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

The tender is structured with a maximum price for technology as established by the government. CAMMESA is the buyer of the energy with prices in US$ per MW (without indexation) and contracts for a 20 ‑year term.

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

On August 17, 2017, by means of MEyM Resolution No. 275‑E/2017 The National and International Open Call for Bids was made to interested parties in bidding for contracting, in MEM, electrical energy from renewable sources of generation within the framework of “Programa RenovAr (Ronda 2)”. The idea is to award 1,200 MW (550 MW wind and 450 MW solar). The date for submitting the bids is October 19, 2017, and the award will be made on November 29, 2017.

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

As of September 2019, nearly 50 of the 88 projects approved during the second round of the RenovAr programwere in a situatuib of virtual paralysis, due, among other things, to difficulties on the part of the successful bidders in securing appropriate financing and guarantees.

For this reason, on September 11, 2019 the Undersecretary of Renewable Energy and Energy Efficiency, Sebastián Kind, sent a note to CAMMESA instructing it to temporarily suspend the injunctions for failure to meet the scheduled dates for the progress of work on renewable energy supply contracts.

On October 8, the Undersecretary sent a note after a little less than 30 days, repealing all the instructions in the first note.

In February 2019 Resolution No. 28/2019 was published in the Official Gazette with the purpose of approving the supplementary rules of the Regime for the Promotion of Distributed Renewable Enery Integrated into the Public Electricity Network.

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

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Peru, integration is subject to the authorization of the Instituto Nacional de Defensa de la Competencia y Protección de la Propiedad Intelectual (“INDECOPI”), an antitrust authority that is able to establish commercial conduct. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities, although two criteria have been established for generating activity. In May 2019, Law No.1,955, of the National Development indicates that in order to ensure the sustainability of the provision of the service on the Caribbean Coast, the limits on the participation in the commercialization activity may be higher, than the current regulatory limit by possibly as much as 10 additional percentage points.

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

In July 2019, in Colombia, CREG No. 079 of 2019, the purpose of which is to ensure that the level of contracting between vertically integrated and/or controlled companies does not change until CREG approves its own definitive path with respect to maximum  contracting.

Market for unregulated customers

In all of the countries where the Group operates, distributing companies can supply their customers under regulated or freely-agreed conditions. The supply limitations imposed on the unregulated market are as follows:

Country	kW threshold
Argentina	>30 kW
Brazil	>2,000 kW or >500 kW (1)
Colombia	>100 kW or 55 MWh-month
Peru	>200 kW (2)

(1)	The >500 kW limit applies if energy is purchased from renewable sources, for which the government provides incentives through a discount on tolls.
(2)	On July 24, 2016, Supreme Decree No. 018‑016‑EM established that:
•	the demand of customers that can choose between regulated and unregulated markets (those clients with a demand between 200 kW and 2,500 kW) is measured by each point of supply;
•	regulated customers whose demand is over 2,500 kW, will remain as regulated customers for one year; and
•	customers whose demand at each point of supply is more than 2,500 kW are classified as unregulated customers.

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

In November 2012, ENRE passed Resolution No. 347 authorizing a fixed charge to be added on invoices which differs for various categories of customers. This charge will finance infrastructure works and corrective maintenance through a trust (FOCEDE). Additionally, in July 2012, ENRE appointed an observer in Edesur; the appointment is still in effect, although this does not imply loss of control of the company.

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

Subsequently, SE Resolution No. 250/13 was supplemented and extended to December 2014 by SE Nos. 6852, 4012, 486 and 1136. The accounting effects of these compensations positively affect the company's financial results.

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

In following with those instructions, on January 27, 2016, MEyM Resolution No. 6/2016 was published, which approved the Summer Quarterly Re-Scheduling (February 2016 – April 2017) tariffs for the MEM consider a reduction in tariff subsidies and differentiate pricing schemes for those residential customers saving energy, and a new social tariff.

In addition, on January 28, 2016, MEyM Resolution No. 7 applicable specifically to Edesur S.A. and Edenor S.A. was published, instructing the ENRE to adjust, through the RTI, the value added from distribution (“VAD”) in the tariff tables for energy distribution companies, by using the Transition Tariff Regime. MEyM Resolution No. 7 further instructed that a social tariff be applied instead of PUREE to the population of consumers falling under the criteria defined by the resolution. Finally, the resolution instructed that all necessary procedures be carried out to apply the RTI to energy distribution companies.

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

On December 1, 2017, via Resolution 602, ENRE resolved to approve the new values of the Own Distribution Cost of Edesur, by applying the mechanisms provided for in the RTI. At the same time, it issued the Rate Tables reflecting the Seasonal Prices (generation and transportation) contained in the resolution of Secretariat of Electrical Energy No. 1091 of 2017, as well as the new Welfare Rate subsidy tables and bonus for savings in consumption for residential users. As a continuation of the same event, on January 31, 2018, ENRE approved the new values effective as of February 1, 2018. These tables include a new reduction of wholesale price subsidies, taking it up to a value of 90% of the seasonal price operated in 2017. In addition, they maintain the subsidies to the social rate and a bonus of the stimulus plan, for reduction of the smaller power consumption.

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

In this way, the Edesur rate reaches ARS2.2828 per kWh without taxes as of February 1, 2018.

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

On July, 30, 2018, within the framework of the Ministry of Energy’s intention to gradually increase tariffs, a commitment was signed between MINE and Edesur whereby Edesur will receive 50% of the increase corresponding to the adjustment mechanism foreseen in the tariff as of August 1, receiving the remaining 50% in 6 installments adjusted as of February 1, 2018 and maintaining the Agreed Investment Plan in the RTI.  The same commitment was also signed by Edenor simultaneously.

Under the agreed commitment, on August 1, 2018, 50% (7.925%) of the increase corresponding to the August 2018 application of the MMC to Distribution Added Value was applied. Together with this increase continued the intention of elimination of subsidies to the wholesale price of energy, which had been delayed by the devaluation of June and July. With an increase of almost 50%, this led to the price of the Distributors’ Large Users (demand greater than 300 kW-months) at approximately ARS$2,700 per MWh and the rest of the distributors’ demand at approximately ARS$1,400 per MWh. In addition the ex-post adjustments were applied corresponding to the reimbursement of the AT Transportation costs of the previous Tariff Schedule (modification of regulations) and to the amounts recognized as compensation for the Debit/Credit tax and the Safety and Hygiene Rates.

On the other hand, MINE used this occasion to modify the TOPES to the Social Rate (maximum % of invoicing with respect to a normal residential customer), thus reducing the subsidies to this rate and the distortions caused in this concept to Distributors that are still pending solution and analysis by ENRE. Regardless of which, the resolution was appealed on August 13, 2018.

On August 23, 2018, ENRE, through Resolution 222, rejected the appeal filed by Edesur against the sanctioning regime for deviating from the Investment Plan presented in the RTI and published on May 31, 2018. In turn, on September 5, 2018, Edesur filed a new Subsidy Appeal against said resolution.

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

On December 4, 2018, the 2019 Budget Bill 27,467 was passed, which included in its article No. 124, and as part of the negotiations for its approval, the administrative transfer of the control and outlays with respect to subsidies to the Social Rate from the National State to the Autonomous City of Buenos Aires and the Province of Buenos Aires from January 1, 2019.

On February 1, 2019, ENRE Resolutions 24/2019 and 26/2019 were published in the Official Gazette. The former approved the values of the Rate Table in effect as from the invoicing corresponding to the reading of meters after midnight February 1, 2019 according to the increases in the Energy Stabilized Price and the Reference Price of power, as set by Resolution SGE 366/2019. Also the FNEE increase is included, from ARS15.5 per MWh to ARS80 per MWh, while the AT Transport Cost had no changes. The second resolution (res. 26/2019) approves the new values of the Distribution Own Cost in effect as from the same period as the first one (February 2019), stating that they will be applied from March 1, 2019.  With the increase of VAD in February 2019 the MMC variation is included for the period August 2018 to February 2019 of 23.57%, the X factor of -5.42% and the Q factor (investments) of 1.74%. This last value involves an overage in relation to the guideline already set in RTI, which was of 1.58%.  Additionally, the recovery corresponding to the 50% deferral of VAD increase is incorporated, which should have occurred in August 2018 (7.93%), as well as the deferral of one month of this last increase (from February to March 2019). With the increases given, the VAD defined by the RTI has become regulated.

In relation to the Social Rate that was no longer funded by the National State from January 1, 2019, both the Autonomous City of Buenos Aires and the Province of Buenos Aires undertook the commitment of continuing with the system in effect through notes NO-2019-01998408MEFGC and NO-2019-00281203-GDEBA-DPSPMIYSPGP (January 7 and January 4, respectively) also stating the origin of the funds for such a purpose (CABA Law 6,608, PBA art. 103 of Law No. 15,078).  This is why ENRE instructs Edesur to keep the application of the Social Rate, including Maximum Amounts through notes NO-2019-02728808 and its supplementary note NO-2019-06075459, in reply to our note GAL 832 as of December 28, 2018.

On March 11, 2019 coinciding with the maturity of CAMMESA’s purchase invoice of Electric Energy, the subsidy for the Social Rate has been collected, as well as the maximum amount of the Social Rate for January. The process was carried out by offsetting in the purchase invoice the amounts transferred by the City of Buenos Aires and the Province of Buenos Aires from the Information of the Purchase Statement to CAMMESA and of the maximum amounts reported by ENRE.

On May 2, 2019, the new table of rates was published; containing an update of the Seasonal Price for May-July 2019. The new feature is a differential price for the residential segment in order to keep it for increasing (per measures announced by the government on April 17, 2019). It will be applied beginning with consumption starting on May 1, 2019.

In order to maintain the subsidy removal schedule originally reported in December, the rest of the segments have been increased to a greater extent. This results in a total average increase of 2%, with an increase in the order of 4% in the commercial and industrial segments.

On July 18, 2019 by means of Resolution No. 189/19, ENRE completed to the regulations to be applied to the User-Generators (distributed generation). The most relevant aspects of the resolution are:

c)	The approval of the Injection Tariffs for Users-Generators of the various tariff categories, corresponding to the Stabilized Energy Prices (PEE) and the Stabilized Transport Price (PET).
d)	The parameters established for the Users-Generators of the T1 category with respect to the maximum value registered between the acquired or demanded and the energy injected.
e)

The parameters set for the User-Generators of T2 and T3 categories with respect to the Capacity to be Invoiced for  Distribution Service which will  be the maximum between the power consumed and the power injected.

Note that the whole set of regulations issued under  Law 27,424 (on the Promotion of Distributed Generation) to resolutions ENRE Resolutions Nos. 111/19 and 189/19 affirms  the position of Argentine regulation for the protection of Edesur's remuneration.

As of August 1, 2019, both the application of the Cost Monitoring Mechanism to adjust the remuneration to be received by Edesur and the increase in the Seasonal Price provided for by Resolution No. 14/19 of the Secretariat of Renewable Resources and the Electricity Market, and subsequently ratified by Resolution No. 26 of the Secretariat of Renewable Resources and the Electricity Market of September 3, 2019, would have been applicable.  However, within the adverse framework for the current administration of the Simultaneous and Mandatory Open Primary, on September 19, Edesur signed an agreement with the national government for the maintenance of the tariff tables by means of which the national government informed ENRE that, during the six-month period which began on August 1, 2019, the national government would maintain the tariff tables in effect prior to the start of such period for all tariff categories.  This means that Edesur will continue receiving the compensation included in these tables due to previous recoveries and deferrals (ENRE Resolution No. 26/19). The difference generated in the VAD and the difference in relation to the seasonal prices for the period from August 1, 2019 to December 31, 2019, will be recovered in 7 monthly installments from January 1, 2020. Within this framework, it was agreed to postpone the payment of any penalties until March 1, 2020 at their original value plus any updates that may apply at the time of payment, for recovery in 6 monthly installments. Edesur is committed to maintaining the quality of its service.

Accordingly, on September 20, 2019 the national government, on the one hand, and Edesur and Edenor, on the other, signed the Agreement for the Extension of the New Framework Agreement, which extends it from January 1, 2019 to May 31, 2019. Through this agreement, the national government assumed the commitment to pay the amounts corresponding to its percentage of the economic contribution for the supply of electricity to the settlements in the area of the Province of Buenos Aires.

Finally, through the publication of Regulatory Decree No. 1289 of 1 October 2019 by the Province of Buenos Aires and the previous sanction and publication of Law No. 6180, Decree No. 263 and Supplementary Resolution No. 161 of June 30, 2019 by the Autonomous City of Buenos Aires, both provinces ratified the provisions of the so-called "Fiscal Consensus 2018" and Article No. 124 of Law No. 27.469, substantiating hereby the transfer of the regulators in charge of this Company from the national government to the jurisdictions of the Province of Buenos Aires and the Autonomous City of Buenos Aires.

On December 10, 2019, Dr. Alberto Fernandez took office as President and Dr. Cristina Fernandez de Kirchner as Vice-President.

On Friday, December 20, 2019, the National Congress approved Law No. 27,541 on Social Solidarity Reactivation of Production in the Public Emergency Framework Of The Public Emergency, which declares a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters until December 31, 2020. Article 5 empowers the National Executive Power to maintain the tariffs under federal jurisdiction for electricity and gas and to initiate a process of renegotiation of the Comprehensive Tariff Review in force in an extraordinary manner for a maximum period of up to 180 days, aimed at reducing the actual tariff burden on households, businesses and industries by the year 2020. Article 6 enables ENRE to maintain its competency during the emergency by, in Article 7, suspending the validity of the second paragraph of Article 124 of Law No. 27,467.

On Friday, December 27, 2019, the ENRE, under the provisions of Article 7 of Law No. 27,541, instructed Edesur not to modify the Tariff Schedule in force even though it no longer belongs to the federal jurisdiction.

Brazil

In Brazil, there are three types of tariff adjustments: i) Ordinary Tariff Reviews (“RTO”) which are conducted periodically in accordance with the provisions in the concession contracts (in Enel Distribución Ceará and Enel Distribución São Paulo every 4 years and in Enel Distribución Río and Enel Distribución Goiás every 5 years); (ii) Annual Adjustments (“IRT”) since Brazil, unlike other countries, does not automatically index its tariffs to inflation; and (iii) Extraordinary Reviews (“RTE”) when important events have occurred that may affect the financial situation of the distributors.

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

In April 2014, ANEEL finalized its periodic tariff review of Enel Distribución Río S.A. for the 2014‑2019 period with retrospective effect on March 15, 2014.

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

Enel Distribución Ceará S.A. will begin to use the fourth tariff cycle methodology in its tariff review in March 2019; however, in March 2015 it has a final average increase of 37.3% (Resolution No. 1,869/2015) essentially due to increases in Section A.

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

The current review of regulated distribution charges began in 2013 with the publication of the assumptions for the remuneration methodology proposed by CREG Resolution No. 43 dated 2013. These assumptions were complemented by the development of the Purposes and Guidelines for Compensation of the Distribution Activity for the period 2015‑2019 in CREG Resolution No. 79 dated 2014.

Additionally, CREG issued Resolution No. 95 dated 2015, which defined a method for calculating the regulated remuneration tariff (“WACC”) for electricity transmission and distribution, as well as for natural gas transportation and distribution.

In February  2019, CREG published CREG Resolution No. 016 of 2019, modifying the return rate for the activity of electric energy distribution approved in CREG Resolution No. 016 of 2018, in response to the aforementioned methodology.

In February 2018, CREG published Resolution No. 015 of 2018, which definitively decides on the Distribution Remuneration Methodology for the new tariff period, which determines the remuneration over the existing asset base, the presentation of investment plans, the remuneration of operating and maintenance expenses and defines ways to decrease losses and service quality.

Subsequently, as a result of the comments sent by the agents in July 2018, CREG Resolutions No. 085 of 2018, No.151 of 2018, No. 036 of 2019 and No. 199 of 2019,  were issued by which some provisions of CREG Resolution No. 015 are clarified and corrected, including the retroactive adjustment factor, the review of the investment plan and the application of the quality schedule. Finally, in December 2019, CREG published Resolution No. 189 of 2019 which approved the variables necessary to calculate the revenue and charges in accordance with the activity of electric energy distribution for the trading market of Codensa.

In September, 2018 CREG published Resolution No. 114 of 2018, by which it determined the general principles and conditions that must be met by the mechanisms for the marketing of electric energy in order for its prices to be recognized in the component of costs of energy purchases from the regulated user.

In May 2019, the Ministry of Mines and Energy published Resolution No. 40459. This new regulation from the Ministry revises the public policy guidelines on Advanced Measurement Infrastructures (AMI) in the public electric power service.

In May 2019, Law No.1955, the National Development Plan 2018-2022, was approved, which contains the following guidelines:

•	Subsidies to customers in categories 1, 2 and 3 are extended until December 31, 2022.
•

A special transitional regime is created to ensure the sustainability of efficient service provision: i) surcharge per kilowatt hour consumed to support the Business Fund in the national territory (COP 4/kWh); and ii) additional 1% contribution to the SSPD regulated in article 85 of Law No.142 of 1994.

•	Law No.143 of 1994 is revised to extend the restriction on vertical integration and restrict integration through business groups.
•	The Ministry of Mines and Energy (or the entity designated to perform this function) will regulate the scope of the aforementioned measures.

In September 2019, the SSPD published the regulation of the national surcharge of COP 4 / kWh, as part of the measures required to guarantee the provision of  electric power service under the charge of the companies operated by the SSPD. This rate applies  to strata 4,5 and 6; commercial and industrial, and will be in force  from November and will be retroactive to July and its collection is considered  third party income.

In October 2019, CREG published Resolution No. 129 of 2019; which establishes the formula for the transfer in the energy purchase component to the regulated user of the prices of the contracting mechanism that sign contracts resulting from the auction referred to in Resolution No. 40590 of 2019 of the Ministry of Mines and Energy.

In October 2019, the Commission published Resolution CREG No. 130 of 2019, which defines the principles, behaviour and procedures to be followed by retail traders when entering into energy contracts for the regulated market.

In October 2019, CREG issued Resolution No. 142 of 2019, which establishes the transfer formula in the component of energy purchases to the regulated user of the prices of supplementary mechanism contracts.  .

In December 2019, CREG published draft Resolution No. 155 of 2019, which contains the conceptual bases for the remuneration of the marketing activity.

In December 2019 the Commission published Resolution CREG No. 198 of 2019, extending the application of the subsidies to tier 1 and tier 2 users.

Peru

In Peru, the process for the determination of the distribution rate is carried out every 4 years, and is called "Value Added Distribution Fixation" (“VAD”). Exceptionally, the last process lasted 5 years, since one year was required to implement the last reforms approved in 2015 by Legislative Decree 1221.

During 2018, the process for the determination of the VAD for Enel Distribución Perú for the period 2018-2022 was carried out. The regulator reviewed the proposed cost studies, made observations, and the distribution companies supported technically their proposals.

At the end of this tariff process, in general, the annual revenues that the company received before the beginning of the process, which corresponded to the tariff period 2013-2017, are maintained. It should be noted that the Peruvian regulation follows the regulatory scheme of an efficient model company, so that in each tariff period the efficient investment costs are established, as well as the standard operation and maintenance costs that will be recognized to each distribution company under the parameters and criteria defined by the Osinergmin (Regulatory Body). Prior to the reform approved by Law Decree No. 1221, the model company was set by typical distribution sectors, while as of the tariff period of 2018, the efficient model company is built individually for each distributor with more than 50,000 customers.

5.    NON-CURRENT ASSETS OR DISPOSAL GROUPS HELD FOR SALE OR HELD FOR DISTRIBUTION TO OWNERS AND DISCONTINUED OPERATIONS

5.1 Operation Central Rio Negro (CODENSA).

In October 2018, Codensa’s Board of Directors approved the start of the sale process of the Small Hydroelectric Power Plant PCH Rio Negro (the “Río Negro SHP”).

The Rio Negro SHP was received as a result of the merger with Empresa de Energía de Cundinamarca, or EEC, in 2016. Considering that Codensa was constituted after 1992, the restriction of vertical integration is applicable and therefore it cannot operate or commercially represent any generation asset. Due to the above, the SHP was operated by Emgesa S.A. E.S.P. under a usufruct agreement.

After a sale process developed during the year 2019, the transaction was successfully executed by signing the contract of sale of the asset on December 26, 2019, however, to date, some proceedings are in progress for the transfer of the asset.

The contract provides that the parties must execute the public deed of transfer of the real estate in favor of the buyer and proceed with its registration at the public instruments registration office. To this end, the buyer cooperate to provide what is necessary for the fulfilment of the aforementioned obligations.

Taking into account the sale process and the provisions of IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations prior to classification as a non-current asset held for sale, the Rio Negro SHP has been recorded as of December 31, 2018 at fair value; the foregoing implied recognizing an impairment loss of ThUS$5,234, which was determined in accordance with the valuation made. During 2019, some mandatory additions were made due to environmental issues and the fair value was updated, which implied recognizing at December 31, 2019 a reversal of impairment loss of ThUS$3,433.

The non-current assets and liabilities held for sale as of December 31, 2019 and 2018 are presented below:

	12-31-2019	12-31-2018
	ThUS$	ThUS$
Property, plant and equipment	11,326	5,825
TOTAL NON-CURRENT ASSETS	11,356	5,825
Other non-current non-financial liabilities	3,791	3,835
TOTAL NON-CURRENT LIABILITIES	3,791	3,835

6.   BUSINESS COMBINATION

6.1.	ACQUISITION OF ENEL DISTRIBUCIÓN GOÍAS (FORMERLY CELG DISTRIBUIÇÃO S.A.)

On February 14, 2017, the Company’s subsidiary Enel Brasil S.A. obtained the relevant authorizations from the antitrust authority, Conselho Administrativo de Defensa Econômica (“CADE”), and the sectoral regulator, Agência antimonopólica de Energía Eléctrica (ANEEL), and, consequently, it has proceeded to sign the respective purchase and sale contract for 99.88% of the capital stock of Enel Distribución Goias, for a total consideration of BRL 2,269 million (about US$720 million), which was the date from which the purchase accounting established in IFRS 3 Business Combinations, applies. Established in 1956 and with its headquarters in Goiania, Enel Distribución Goias operates in a territory covering more than 337,000Km2; its concession is in force until 2045 and it has a customer base of 2,828,459.

The purchase of Enel Distribución Goias was financed completely with funds raised in the capital increase of Enel Américas approved towards the end of 2012. This acquisition increases the number of customers of Enel Brasil by 2,828,459, reaching a total of 9,817,668 (the total number of customers before the acquisition was 6,989,209).

The functional currency of Enel Distribución Goias is the Brazilian Real (BRL). Enel Américas has converted the initial effects of the business combination into its presentation currency, using the exchange rate in effect on the date of acquisition. At each reporting period-end, the financial statements of Enel Distribución Goias are converted using the accounting criterion specified in Note 2.7.3.

Since of the date of acquisition, Enel Distribución Goias contributed revenue of ThUS$1,519,239 and pretax losses of ThUS$30,826 to the profit and loss of Enel Américas for the period ended December 31, 2017. If the acquisition had occurred in January 1, 2017, it is estimated that the consolidated revenue for the year ended December 31, 2017 would have increased by ThUS$1,624,297 and the consolidated gain before tax would have decreased by ThUS$35,585.

a)    Identifiable assets acquired and identifiable liabilities assumed

Definitive values

	Final Fair Value	Final Fair Value
Identifiable net assets acquired	ThR$	ThUS$
Cash and cash equivalents	29,643	9,538
Other current non-financial assets	198,054	63,727
Trade and other current receivables	973,382	313,199
Inventories	24,618	7,921
Current tax assets	2,173	699
Other non-current financial assets	89,514	28,802
Other non-current non-financial assets	698,435	224,731
Trade and other non-current receivables	204,480	65,794
Intangible assets other than goodwill	5,936,985	1,910,306
Property, plant and equipment	42,998	13,845
Other current financial liabilities	(480,165)	(154,500)
Trade and other current payables	(1,754,071)	(564,395)
Other current provision	(33,965)	(10,929)
Other non-current financial liabilities	(562,823)	(181,096)
Other non-current payables	(1,584,665)	(509,888)
Other non-current provision	(712,465)	(229,245)
Deferred tax liabilities	(529,958)	(170,521)
Provisions for non-current employee benefits	(273,502)	(88,003)
Total	2,268,668	729,985

c)	Determination of the Goodwill

Definitive values

	ThR$	ThUS$
Cash consideration transferred	2,268,667	729,975
(-) Net assets acquired and liabilities assumed	(2,268,667)	(729,975)
Goodwill determined	—	—

d)	The amounts paid to obtain control of CELG are shown below:

Cash and Cash equivalents to obtain control of CELG	ThUS$
Amounts paid for the acquisition in cash and cash equivalents	(729,975)
Amounts of cash and cash equivalents in the acquired entity	9,573
Total	(720,402)

6.2.	ACQUISITION OF ENEL DISTRIBUCIÓN SAO PAULO S.A. (FORMERLY ELETROPAULO METROPOLITANA DE ELETRICIDADE DE SAO PAULO S.A.)

On April 17, 2018, the Company’s subsidiary Enel Brasil S.A., through its 100% owned subsidiary Enel Investimentos Sudeste S.A. (Enel Sudeste), launched a voluntary public tender offer for all the shares issued by the Brazilian electric power distributor Enel Distribución Sao Paulo S.A. subject to the acquisition of more than 50% of such shares in order to obtain control thereof.

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

Given that the shareholders of Enel Distribución Sao Paulo S.A. had until July 4, 2018 to sell the remaining shares to Enel Sudeste at the same price offered in the public tender offer (R$45.22 per share), additional increases in participation ocurred during the months of June and July. In effect, on June 22 and 30 and July 2 and 4, 2018, 4,692,338,  4,856,462,  14,525,826 and 9,284,666 shares were acquired, respectively, equivalent to a total of ThBRL 1,516,362 (approximately US$ 384 million). These subsequent acquisitions represented an increase in Enel Sudeste’s ownership from 73.38% to 95.05%.

On September 19, 2018, the Board of Directors of Enel Distribución Sao Paulo S.A. approved an increase in the company’s capital stock in the amount of ThBRL 1,500,000, through the issuance of 33,171,164 new shares. Enel Sudeste participated in this capital increase, acquiring 33,164,964 of the new shares (approximately US$ 395 million), thus increasing its ownership interest to 95.88% of the company.

The functional currency of Enel Distribución Sao Paulo S.A. is the Brazilian Real (BRL). Enel Américas has converted the initial effects of the business combination into its presentation currency using the exchange rate prevailing at the date of acquisition. At each reporting period end, the financial statements of Enel Distribución Sao Paulo S.A. are converted following the accounting criteria detailed in Note 2.7.3.

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

Assets acquired and liabilities assumed at the acquisition date

	Fair Value	Fair Value
Identifiable net assets acquired	ThR$	ThUS$
Cash and cash equivalents	1,037,105	273,439
Other current non-financial assets	400,311	105,544
Trade and other current receivables	3,948,137	1,040,949
Inventories	275,129	72,539
Current tax assets	41,179	10,857
Other non-current financial assets	3,205,469	845,140
Other non-current non-financial assets	1,056,711	278,608
Trade and other non-current receivables	205,249	54,115
Intangible assets other than goodwill	11,055,574	2,914,866
Property, plant and equipment	65,804	17,350
Investment property	44,049	11,714
Deferred tax assets	3,229,417	851,455
Other current financial liabilities	(2,266,501)	(597,576)
Trade and other current payables	(3,551,676)	(936,420)
Other current provision	(759,862)	(200,342)
Other current non-financial liabilities	(600,990)	(158,454)
Other non-current financial liabilities	(2,505,299)	(660,537)
Other non-current payables	(567,355)	(149,586)
Other non-current provision	(2,788,278)	(735,146)
Deferred tax liabilities	(3,009,203)	(793,394)
Provisions for non-current employee benefits	(3,327,621)	(877,347)
Total	5,187,349	1,367,774

(*) Includes contingent liabilities in the amount of ThR$ 1,252,000  (ThUS$330,097), which the Company recorded as liabilities assumed at the date of acquisition. The main contingent liabilities identified in the business combination are disclosed in Note 34.3.b.32-50.

Determination of goodwill

Definitive values

	ThR$	ThUS$
Cash consideration transferred	7,069,345	1,863,874
Non-controlling interests assumed in the acquisition	256,616	67,658
(-) Net assets acquired and liabilities assumed	(5,187,349)	(1,367,674)
Goodwill determined	2,138,612	563,858

Goodwill is mainly attributable to the value of the synergies that are expected to be achieved through the integration of Enel Distribución Sao Paulo S.A. into the Group. These synergies are related, among others, to the generation of new businesses, efficiencies in investments and administrative costs.

The amounts paid to obtain control of Enel Distribución Sao Paulo S.A. are shown below:

Cash and Cash equivalents to obtain control of Enel Distribución Sao Paulo	ThUS$
Amounts paid for the acquisition in cash and cash equivalents	(1,863,874)
Amounts of cash and cash equivalents in the acquired entity	273,439
Total	(1,590,435)

7.   ARGENTINA’S HYPERINFLATIONARY ECONOMY

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

For consolidation purposes in Enel Américas and as a result of the application of IAS 29, the profit or loss and the financial position of our Argentine subsidiaries was translated using the closing exchange rate (ARS/ US$) as of December 31, 2018 in accordance with the provisions of IAS 21 The Effects of Changes in Foreign Exchange Rates due to the fact that the Argentine economy qualifies as a hyper-inflationary economy (see Note 2.7.4). Previously, the profit or loss of the Argentine subsidiaries were translated using the average exchange rate of the period, as is the case for the translation of the profit or loss of the rest of the subsidiaries operating in other countries whose economies do not qualify as hyper-inflationary economies.

Considering that Enel Américas’ functional and presentation currency is not that of a hyper-inflationary economy according to the guidelines of IAS 29, the restatement of comparative results as of December 31, 2018 and 2017 is not required in the Group’s consolidated financial statements.

The general price indices used at the close of the reporting periods are as follows:

General price index
Historical inflation accumulated up to December 31, 2017	652.29%
From January to December 2018	47.84%
From January to December 2019	53.64%

As of December 31, 2018 the first time application of IAS 29 resulted in a positive adjustment to retained earnings of Enel Américas in the amount of ThUS$961,107 (net of taxes) as of January 1, 2018, of which ThUS$668,693 is attributable to the shareholders of Enel Américas. On the other hand, for the year ended December 31, 2019, the application of this standard resulted in a gain on the indexation of assets and liabilities of ThUS$124,477  (ThUS$270,380 at year-end 2018) (before tax). See Note 32.

The following is a summary of the effects of hyperinflation on the Consolidated Statements of Financial Position of Enel Américas:

	Initial balance as of 1-1-2019	Hyperinflation effects during period	Translation difference	Final hyperinflation balance as of 12-31-2019
	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS
Current inventories	5,074	25,671	(1,881)	28,864
TOTAL CURRENT ASSETS	5,074	25,671	(1,881)	28,864
Investments accounted for using the equity method	388	79	(144)	323
Intangible assets other than goodwill	8,186	7,617	(3,037)	12,766
Goodwill	23,434	8,858	(8,694)	23,598
Property, plant and equipment	1,175,374	570,096	(436,054)	1,309,416
Deferred tax assets	-	20,861	-	20,861
TOTAL NON-CURRENT ASSETS	1,207,382	607,511	(447,929)	1,366,964
TOTAL ASSETS	1,212,456	633,182	(449,810)	1,395,828
LIABILITIES
Deferred tax liabilities	265,047	145,945	(98,330)	312,662
TOTAL NON-CURRENT LIABILITIES	265,047	145,945	(98,330)	312,662
TOTAL LIABILITIES	265,047	145,945	(98,330)	312,662
EQUITY
Equity attributable to the owners of the parent	664,005	347,305	(246,340)	764,970
Non-controlling interests	283,404	139,932	(105,140)	318,196
TOTAL EQUITY	947,409	487,237	(351,480)	1,083,166
TOTAL EQUITY AND LIABILITIES	1,212,456	633,182	(449,810)	1,395,828

8.   CASH AND CASH EQUIVALENTS

a)	The details of cash and cash equivalents as of December 31, 2019 and 2018 are as follows:
	Balance as of
Cash and Cash Equivalents	12-31-2019 ThUS$	12-31-2018 ThUS$
Cash balances	830	4,647
Bank balances	593,747	784,957
Time deposits	1,168,331	1,065,378
Other fixed-income instruments	176,089	49,303
Total	1,938,997	1,904,285

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of resale agreements maturing in 90 days or less from the date of investment. There are no restrictions for significant amounts of cash availability.

b)	The detail of cash and cash equivalents by currency is as follows:

	Balance as of
Currency	12-31-2019 ThUS$	12-31-2018 ThUS$
Chilean peso	142,878	151,714
Argentine peso	49,846	101,209
Colombian peso	185,423	372,361
Brazilian real	699,418	633,635
Peruvian soles	188,655	129,263
U.S. dollar	672,694	513,667
Euros	83	2,436
Total	1,938,997	1,904,285

c)	The following table sets forth the components of “Other payments for operating activities” line item in the Statement of Cash Flows:

Other Payments from Operating Activities	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$
Payment for other taxes (VAT, ICMS, PIS/COFINS, Sales taxes, Custom taxes, taxes on bank transfers) (1)	(3,613,564)	(2,774,024)	(1,921,496)
Payments for collections made under Codensa Hogar contract (2)	(578,708)	(514,595)	(566,795)
Payments for the Energy Development Account (CDE) (3)	(1,148,756)	(926,642)	(608,591)
Other miscellaneous itemized payments for operating activities (4)	(382,405)	(1,012,571)	(532,677)
Total other payments from operating activities	(5,723,433)	(5,227,832)	(3,629,559)

(1)  The main elements of payments for other taxes are related to:

•

ICMS is a Brazilian state value added tax (VAT) on the circulation of goods, telecommunication and transportation services. The ICMS payments were ThUS$2,672,785, ThUS$2,154,158 and ThUS$1,411,772 for the years ended December 31, 2019, 2018 and 2017, respectively.

•

PIS/COFINS taxes. In Brazil, the “Programa de Integração Social” (PIS) is a social contribution tax, payable by corporations, targeted to finance the payment of unemployment insurance and allowance for low paid workers, while the “Contribuição para o Financiamento da Seguridade Social” (COFINS) is a federal contribution tax, based on gross revenues of business sales. The total amounts paid for PIS/COFINS were ThUS$827,589, ThUS$474,826 and ThUS$347,608 for the years ended December 31, 2019, 2018 and 2017, respectively.

•	Payment for taxes on sales in Peru for ThUS$85,089, ThUS$81,694 and ThUS$70,271 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

d)

The table below details the changes in the liabilities originating in the Group’s financing activities at December 31, 2019, 2018 and 2017, including those changes representing cash flows and changes that do not represent cash flows. Liabilities originating in financing activities are those for which the cash flows were or will be classified in the cash flow statement as cash flows from financing activities:

		Cash flows from financing				Changes that do not represent cash flows
	Balance at 1/1/2019(1)	From	Used (3)	Paid interest	Total	Acquisition of subsidiaries	Changes in fair value	Exchange differences	Financial costs(2)	New financial leases	Other changes	Balance at 31/12/2019(1)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities from financing activities
Bank Loans (Note 20.a)	1,895,909	3,184,903	(3,732,252)	(120,531)	(667,880)	—	—	(15,165)	134,024	—	(17,678)	1,329,210
Unsecured obligations with public (Note 20.a)	4,058,599	1,712,911	(994,614)	(275,473)	442,823	—	—	(76,972)	283,781	—	6,804	4,715,035
Leases (Note 20.a)	121,973	—	(59,178)	(9,076)	(68,254)	—	—	10,866	11,666	114,963	(947)	190,267
Other liabilities (Note 20.a)	187,878	1,009	(55,478)	(8,667)	(63,136)	—	—	(7,121)	23,097	—	(6,977)	133,741
Hedging derivatives (Note 22)	(108,545)	95,512	(70)	(27,465)	67,977	—	(17,279)	(30,952)	24,847	—	4,361	(59,591)
Non-hedging derivatives (Note 22)	(16,221)	28,130	—	—	28,130	—	11,728	1,195	(24,409)	—	—	423
Loans from related companies (Note 12.1 b)	2,652,387	—	(2,662,433)	(173,386)	(2,835,819)	—	—	55,455	127,977	—	—	—
Other accounts payable	133,114	—	(2,638)	—	(2,638)	—	—	—	1,819	—	—	132,295
Total	8,925,094	5,022,465	(7,506,663)	(614,598)	(3,098,797)	—	(5,551)	(62,694)	582,802	114,963	(14,437)	6,441,380

		Cash flows from financing				Changes that do not represent cash flows
	Balance at 1/1/2018(1)	From	Used (3)	Paid interest	Total	Acquisition of subsidiaries	Changes in fair value	Exchange differences	Financial costs(2)	New financial leases	Other changes	Balance at 31/12/2018(1)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities from financing activities
Bank Loans (Note 20.a)	1,501,723	933,146	(744,730)	(99,667)	88,749	248,027	—	(129,975)	165,292	—	22,093	1,895,909
Unsecured obligations with public (Note 20.a)	3,178l,008	3,605,019	(3,475,288)	(289,093)	(159,362)	1,123,222	—	(337,715)	315,051	—	(60,605)	4,058,599
Leases (Note 20.a)	104,492	—	(31,619)	(7,037)	(38,656)	22,677	—	(2,992)	8,170	28,143	139	121,973
Other liabilities (Note 20.a)	219,735	—	(81,340)	(15,709)	(97,049)	—	—	(23,776)	28,152	—	60,816	187,878
Hedging derivatives (Note 22)	3,284	5,474	—	(28,046)	(22,572)	—	15,601	(133,070)	27,064	—	1,148	(108,545)
Non-hedging derivatives (Note 22)	3,162	15,926	—	—	15,926	—	(14,065)	1,920	(22,958)	—	(206)	(16,221)
Loans from related companies (Note 12.1 b)	—	2,686,387	—	—	2,686,387	—	—	(86,820)	52,820	—	—	2,652,387
Other accounts payable	112,086	—	—	—	—	—	—	—	21,028	—	—	133,114
Total	5,122,490	7,245,952	(4,332,977)	(439,552)	2,473,423	1,393,926	1,536	(712,428)	594,619	28,143	23,385	8,925,094

		Cash flows from financing				Changes that do not represent cash flows
	Balance at 01/01/2017 (1)	From	Used (3)	Paid interest	Total	Acquisition of subsidiaries	Changes in fair value	Exchange differences	Financial costs (2)	New leases	Other changes	Balance at 12-31-2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities from financing activities
Bank Loans (Note 20.a)	964,845	783,342	(305,915)	(74,135)	403,292	55,421	(775)	(11,659)	94,163	—	(3,564)	1,501,723
Unsecured obligations with public (Note 20.a)	3,154,734	580,365	(573,994)	(237,702)	(231,331)	—	—	11,920	230,212	—	12,473	3,178,008
Leases (Note 20.a)	125,190	—	(46,975)	(5,984)	(52,959)	—	—	(175)	5,882	17,605	8,949	104,492
Other liabilities (Note 20.a)	63,001	125,345	(221,232)	(25,941)	(121,828)	271,607	(8,667)	(13,346)	28,874	—	94	219,735
Hedging derivatives (Note 22)	21,069	230	(15,958)	—	(15,728)	—	(10,688)	(3,371)	8,874	—	3,128	3,284
Non-hedging derivatives (Note 22)	—	174	(12,878)	—	(12,704)	—	13,235	105	2,526	—	—	3,162
Loans from related companies (Note 12.1 b)	—	257,453	(257,956)	(229)	(732)	—	—	503	229	—	—	—
Other accounts payable	118,969	13,995	(26,751)	—	(12,756)	—	—	(21,925)	27,798	—	—	112,086
Total	4,447,808	1,760,904	(1,461,659)	(343,991)	(44,746)	327,028	(6,895)	(37,948)	398,558	17,605	21,080	5,122,490

(1)	Corresponding to current and non-current portions.
(2)	This is accrual of interest.
(3)

The amount of the Repayment of loans for the years ended 2019, 2018 and 2017 for ThUS$4,782,344,  ThUS$4,301,358 and ThUS$1,127,892, respectively, to Financing Cash Flows Used in bank Loans, unsecured public bonds, finance leases and other Accounts payable of this reconciliation.

9.   OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2019 and 2018 is as follows:

	Balance as of
	Current		Non-Current
Other Financial Assets	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$
Financial assets at fair value through profit or loss (1)	57,623	105,372	70	14
Financial assets Financial assets measured at amortized cost (1)	30,040	24,358	3,139	—
Financial assets at fair value with changes in results IFRIC 12 (2)	—	—	2,652,064	2,371,635
Financial assets at fair value with changes in other comprehensive income	—	—	320	753
Financial assets measured at amortized cost IFRIC 12 (3)	12,689	12,655	342,599	354,344
Hedging derivatives (4)	18,508	44,424	51,619	69,729
Non-hedging derivatives (5)	1,523	23,584	—	—
Total	120,383	210,393	3,049,811	2,796,475

(1)

The amounts included in financial assets measured at fair value with changes to profit and loss and financial assets at amortized cost mainly correspond to time deposits and other highly liquid investments that are easily convertible in cash and are subject to low risk of change in their value but that do not strictly meet the definition of cash equivalents as defined in Note 3.g.2 (for example with maturity date above 90 days at the time of investment).

(2)

Corresponding to concession agreements that include Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goias S.A. and Enel Distribución Sao Paulo S.A. (with balances as of December 31, 2019 of  ThUS$898,154  (ThUS$871,657, as of December 31, 2018), ThUS$589,684  (ThUS$487,241 as of December 31, 2018), ThUS$37,589  (ThUS$33,507 as of December 31, 2018) and ThUS$1,126,637 (ThUS$979,230 as of December 31, 2018), respectively. The current legislation in effect, among other aspects, establishes that the Government in its capacity of grantor will use the New Replacement Value (VNR) in order to pay the applicable amounts to concession companies as compensation for those assets not amortized at the end of the concession term. On a monthly basis, distributors adjust the carrying amount of financial assets, once the present value of the estimated cash flows have been computed, using the rate of interest in effect for the payment corresponding to the end of concession; see Note 3.d.1.

(3)	Corresponding to the concession agreement in Enel Green Power Project I (Volta Grande); see Note 3.d.1.

(4)	See Note 22.2.a)

(5)	See Note 22.2.b)

10.  OTHER NON-FINANCIAL ASSETS AND LIABILITIES

a)	The detail of other non-financial assets as of December 31, 2019 and 2018, is as follows:

	Balance as of
	Current		Non-Current
	12-31-2019	12-31-2018	12-31-2019	12-31-2018
Other non-financial assets	ThUS$	ThUS$	ThUS$	ThUS$
VAT Tax Credit and Other Taxes	57,124	41,606	141,807	113,441
Contributions fund to Enel Distribución Goiás (1)	3,357	43,619	234,947	328,714
Ongoing services provided by third parties	10,929	37,001	—	—
Ongoing I & D and Energy Efficiency service	94,672	57,564	—	—
Judicial Deposits	—	—	340,477	278,261
Assets under construction IFRIC 12 (2)	—	—	358,289	385,171
Recoverable taxes - Pis/Cofins (3)	169,404	—	1,435,282	—
Prepaid expenses	18,193	32,255	—	—
Other	132,483	95,687	225,088	35,121
Total	486,162	307,732	2,735,890	1,140,708

(1) Through Law 17,555 of January 20, 2012, the state of Goiás in Brazil created the Contribution Fund for Enel Distribución Goiás (hereinafter Fundo de Aporte à CELG D - FUNAC), regulated by decree No. 7,732, dated September 28, 2012, with the purpose of collecting and allocating financial resources for reimbursement to Enel Distribución Goiás of the payments of contingencies of any nature which had  taken place up  until the transfer of equity control to Eletrobrás, which occurred during January 2015, according to the terms of the agreement between the shareholders and the management, as well as FUNAC’s cooperation terms. The resources of the aforementioned fund depend on the contributions made by the government of the Goiás state and the credits received for lawsuits won by Enel Distribución Goiás, which occurred during January 2015, which are reimbursed to the respective fund.

During 2019, the State of Goiás enacted a law, which limits the period of coverage of Law 17,555, from January 2015 to April 2012. The Group is taking all appropriate measures to maintain the rights acquired at the time of the purchase of Enel Distribuição Goiás, which are guaranteed by the State of Goiás itself, as established in the purchase and sale agreement signed on February 14, 2017. The appeals presented by the Group argue that the right to the guarantee is legal and contractual, given that the actions of the State of Goiás are clearly illegal, and the possibility that the legal actions will not result in a favorable ruling for the Company are considered remote. (see Note 34.3.b.20).

That said, considering that the outcome is uncertain, at the end of the year 2019 a provision of ThUS$110,774 was recognized, which corresponds to the amount of accounts receivable generated between the period April 2012 and January 2015.

(2) Corresponds to assets under construction referring to concessions of the subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás S.A. and Enel Distribución Sao Paulo S.A.

(3) In March 2017, the Federal Supreme Court of Brazil (STF) resolved a matter of general applicability, related to the calculation of PIS and COFINS taxes. The STF confirmed the view that the ICMS tax should not be part of the base for calculation of PIS and COFINS taxes; however, the  Brazilian federal government filed an appeal, in order to determine the temporary effects and make some clarifications.

Enel Brasil’s subsidiaries in Brazil that were affected by the STF decision filed legal actions to apply this ruling to them in the respective Federal Regional Courts. During 2019, Enel Distribución Sao Paulo and Enel Distribución Ceará were notified of the final judgments issued by their respective Federal Regional Courts, recognizing their right to deduct the ICMS applied to their own operations from the base for calculation of PIS and COFINS taxes (for the periods between December 2003 and December 2014 for Enel Distribución Sao Paulo and May 2001 onwards for Enel Distribución Ceará).

Considering various internal analyses and the advice of legal advisors, as well as the best available estimates, Enel Distribución Sao Paulo and Enel Distribución Ceará recognized assets amounting US$ 1,244 million and US$ 360 million, respectively, in assets at the end of the first half of 2019. As the overpayment of PIS and COFINS taxes was passed on to end-customers at the time, simultaneously with the recognition of these taxes to be recovered, Enel Brasil’s subsidiaries have recognized a liability of a regulatory nature for the same amounts indicated above, net of any costs incurred or to be incurred by the companies in these legal proceedings. These liabilities represent the obligation to refund to the end-customers the taxes that are recovered.

The Group will adopt tax credit recovery procedures in accordance with legal requirements. The transfer to end-customers will depend on the effective use of the tax credit by the companies and will be carried out in accordance with the regulations of the Brazilian Electricity Regulatory Agency (ANEEL), and is anticipated to occur 52 months in the case of Enel Distribución Sao Paulo and 45 months in the case of Enel Distribución Ceará.

For Enel Distribución Sao Paulo, resolution of the court action covering the period from January 2015 onwards is still pending, which is why the billing system including ICMS in the base for calculation of PIS and COFINS taxes will not be changed until a final favorable ruling is issued. The legal actions filed by its subsidiaries Enel Distribución Rio and Enel Distribución Goias are also still pendinga final ruling by their respective Federal Regional Courts.

It is important to note that the PIS and the COFINS are federal contributions paid by companies in Brazil intended to finance programs for employees, public health, social assistance and social securityand are applied to the gross income of the companies. The “tax on movement of goods and services” (ICMS) is a state value-added tax (VAT) in Brazil, applied to the sale of telecommunications and transportation goods and services. (See Note 23 and 34.3.b.25)

b)	The detail of other non-financial liabilities as of December 31, 2019 and 2018, is as follows:

	Balance as of
Other non-financial liabilities	Current		Non-Current
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
	ThUS$	ThUS$	ThUS$	ThUS$

VAT Tax Payable and Other Taxes	286,816	256,581	57,009	67,966
Other	33,939	13,539	54,259	37,257

Total	320,755	270,120	111,268	105,223

11.  TRADE AND OTHER RECEIVABLES

a)	The detail of trade and other receivables as of December 31, 2019 and 2018, is as follows:

	Balance as of
	Current		Non-Current
Trade and Other Receivables, Gross	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$

Trade and other receivables, gross	4,243,413	4,350,373	617,218	907,022
Trade receivables, gross	3,219,045	3,017,469	122,428	171,513
Other receivables, gross (1)	1,024,368	1,332,904	494,790	735,509

	Balance as of
	Current		Non-Current
Trade and Other Receivables, Net	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$

Trade and other receivables, net	3,504,457	3,551,022	587,957	906,508
Trade receivables, net	2,576,458	2,264,869	99,876	171,513
Other receivables, net (1)	927,999	1,286,153	488,081	734,995

	Balance as of
	Current		Non-Current
	12-31-2019	12-31-2018	12-31-2019	12-31-2018
Detail of other accounts receivable, net (1)	ThUS$	ThUS$	ThUS$	ThUS$
Sectorial assets Brazil (i)	557,504	859,557	166,040	349,091
Accounts receivable "low income" (ii)	168,025	216,699	-	-
Receivables VOSA project (iii)	42,442	8,546	308,077	370,956
Accounts receivables from employees	11,024	10,629	12,850	12,277
Other	149,004	190,722	1,114	2,671
Total	927,999	1,286,153	488,081	734,995

(i)

Regulatory (or industry-wide) assets and liabilities are recorded as a result of the signing in December 2014 of significant amendments to the original concession agreements entered into by our electricity distribution subsidiaries in Brazil. These amendments established that, in addition to the compensation amounts derived from investments not amortized during the respective concession periods (see note 9 (2)), the balances of regulatory assets and liabilities that had not been recovered or returned through the tariff cycles will also be subject to compensation or return by the Brazilian government. This implies that the realization of these assets or the settlement of liabilities does not depend on the invoicing made to customers during the concession period.

These regulatory assets and liabilities arise from the differences between the actual cost and the cost considered in the tariff adjustments and generate an asset to the extent that the actual cost is greater than the one considered in the tariff, or a liability when the actual costs are lower than those considered in the tariff. These differences are considered by ANEEL, which is the government entity that regulates electricity tariffs in Brazil, in the subsequent tariff adjustment process of each concessionaire company.

In general, as a result of the normal operation of the companies, these regulatory assets and liabilities are collected or settled through invoices to customers over a period that is on average between 10 and 24 months.

(ii)

Accounts  receivable to “low income” consumers to which a social discount is applied creating a “low income” final tariff, in which the Brazilian government replenishes such discount to our subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goias and Enel Distribución Sao Paulo S.A. through a state subsidy.

(iii)	Account receivables related to the Argentine Project.

There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have customers to which it has sales representing 10% or more of its operating revenue for the years ended December 31, 2019 and 2018.

Refer to Note 12.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related companies.

b)	As of December 31, 2019 and 2018, the analysis of trade accounts receivables due and unpaid, but of which no impairment losses have been recorded, is as follows:

	Balance as of
Trade Receivables Allowance for Credit Loss	12-31-2019 ThUS$	12-31-2018 ThUS$
Less than three months	551,817	452,556
Between three and six months	95,451	133,316
Between six and twelve months	87,226	68,973
More than twelve months	213,357	93,200
Total	947,851	748,045

c)	The reconciliation of changes in the allowance for credit losses of trade receivables is as follows:

Current and
Trade Receivables allowace for credit loss	Non-Current ThUS$
Balance as of January 1, 2018	633,058
Initial balance adjustment for IFRS 9	10,286
Increases (decreases) for the year (*)	114,671
Amounts written off	(47,959)
Foreign currency translation differences	(106,837)
Acquisition made through business combination	196,646
Balance as of December 31, 2018	799,865
Increases (decreases) for the year (*)	159,250
Amounts written off	(168,889)
Foreign currency translation differences	(22,009)
Balance as of December 31, 2019	768,217

            (*)See Note 30.b  Impairment losses trade receivables and other account receivables.

Impairment losses are recorded considering the criteria described in Note 3.g.3 and amount to ThUS$159,250,  ThUS$114,671 and ThUS$124,120 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

d)	Additional information:
•	Additional statistical information required under Official Bulletin 715 of the CMF, of February 3, 2012. See Appendix 2.
•

Supplementary information on Trade Receivables, see Appendix 2.1: As of December 31, 2019, as part of the trade receivables, the Company presents revenue from sales to customers that includes estimates of energy provided and not yet billed amounting to US$ 601.6 million related to the distribution entities in Brazil, Colombia, Peru and Argentina. The distribution entities calculate the unbilled revenue based on the estimated quantify of energy consumed by costumers during the period, at the prices stipulated in the electricity tariffs in accordance with the current regulation or, if applicable, contractual arrangements with customers.

12.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

12.1  Balances and transactions with related parties

The balances of accounts receivable and payable as of December 31, 2019 and 2018 are as follows:

a)    Receivables from related companies

							Balance as of
							Current		Non-Current
Taxpayer ID N°	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	145	149	—	—
Foreign	Enel Global Infrastructure And Network	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	119	—	—	—
Foreign	Enel S.P.A.	Italy	Parent	EUR	Other services	More than 90 days	254	373	—	—
Foreign	Enel S.P.A.	Italy	Parent	EUR	Other services	Less than 90 days	1,027	—	—	—
Foreign	Enel S.P.A.	Italy	Parent	COP	Other services	Less than 90 days	—	879	—	—
Foreign	Enel S.P.A.	Italy	Parent	BRL	Other services	Less than 90 days	38	267	—	—
Foreign	Enel S.P.A.	Italy	Parent	BRL	Other services	Less than 90 days	421	—	—	—
Foreign	E-Distribuzione S.P.A	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	17	—	—	—
Foreign	E-Distribuzione S.P.A	Italy	Common Immediate Parent	ARS	Other services	Less than 90 days	4	6	—	—
Foreign	E-Distribuzione S.P.A	Italy	Common Immediate Parent	COP	Other services	Less than 90 days	—	33	—	—
Foreign	Enel Green Power Argentina	Argentina	Common Immediate Parent	ARS	Other services	Less than 90 days	101	330	—	—
Foreign	Enel Green Power S.P.A	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	188	72	—	—
Foreign	Enel Global Trading S.P.A.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	36	—	—	—
Foreign	Endesa España	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	18	18	—	—
Foreign	Enel Iberia S.R.L.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	1,288	1,288	—	—
Foreign	Enel Iberia S.R.L.	Spain	Common Immediate Parent	COP	Other services	Less than 90 days	29	29	—	—
Foreign	Endesa Operaciones y Servicios Comerciales S.L.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	115	72	—	—
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	53	79	—	—
Foreign	Enel Energia S.P.A	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	81	83	—	—
Foreign	Enel Global Thermal Generation S.R.L.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	47	—	—	—
Foreign	Enel Global Thermal Generation S.R.L.	Italy	Common Immediate Parent	BRL	Other services	Less than 90 days	67	—	—	—
Foreign	Energética Monzon S.A.C.	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	—	191	—	—
Foreign	Energética Monzon S.A.C.	Perú	Common Immediate Parent	PEN	Other services	Less than 90 days	445	254	—	—
Foreign	Proyectos Y Soluciones Renovables S.A.C.	Perú	Common Immediate Parent	PEN	Other services	Less than 90 days	501	230	—	—
Foreign	Proyectos Y Soluciones Renovables S.A.C.	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	—	194	—	—
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	PEN	Other services	Less than 90 days	37	36	—	—
Foreign	Enel Green Power North América Inc.	United States	Common Immediate Parent	PEN	Other services	Less than 90 days	41	29	—	—
Foreign	Enel Green Power Perú	Perú	Common Immediate Parent	PEN	Other services	Less than 90 days	2,853	1,700	—	—
Foreign	Enel Green Power Perú	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	—	1,091	—	—
Foreign	Enel Green Power Perú	Perú	Common Immediate Parent	PEN	Energy sales	Less than 90 days	8	—	—	—
Foreign	Enel Green Power Colombia S.A.S	Colombia	Common Immediate Parent	COP	Other services	Less than 90 days	675	155	—	—
Foreign	Enel X North America	United States	Common Immediate Parent	US$	Other services	Less than 90 days	325	—	—	—
Foreign	SACME	Argentina	Associate	ARS	Other services	Less than 90 days	13	21	68	108
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	882	7	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	ARS	Other services	Less than 90 days	97	97	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	COP	Other services	Less than 90 days	—	24	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	1,792	1,354	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	BRL	Other services	Less than 90 days	46	—	—	—
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	746	753	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	BRL	Other services	Less than 90 days	—	108	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	ARS	Other services	Less than 90 days	22	22	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	15	3	—	—
76.250.019-1	Enel Green Power Chile Ltda.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	2	—	—	—
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Other services	Less than 90 days	2,684	1,312	—	—
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Tolls	Less than 90 days	15	19	—	—
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Energy sales	Less than 90 days	1,122	3,059	779	1,544
		Total					16,369	14,337	847	1,652

b)    Accounts payable to related companies

							Balance as of
							Current		Non-Current
Taxpayer ID N°	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	3,166	523	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	US$	Other services	Less than 90 days	57	—	—	—
Foreign	Enel Finance International NV (*)	Holland	Common Immediate Parent	BRL	Loans payable	More than 90 days	—	2,466,231	—	—
Foreign	Enel Finance International NV (*)	Holland	Common Immediate Parent	BRL	Loans payable (*)	Less than 90 days	—	77,566	—	—
Foreign	Enel Finance International NV (*)	Holland	Common Immediate Parent	BRL	Loans payable (*)	More than 90 days	—	108,590	—	—
Foreign	Enel Latinoamérica S.A.	Spain	Common Immediate Parent	ARS	Dividends	Less than 90 days	18	29	—	—
Foreign	Endesa Generación S.A.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	221	202	—	—
Foreign	Endesa Generación S.A.	Spain	Common Immediate Parent	US$	Other services	Less than 90 days	11	11	—	—
Foreign	Enel Sole	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	1,259	999	—	—
Foreign	Enel Global Infrastructure and Network	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	36,105	2,171	—	—
Foreign	Enel Global Infrastructure and Network	Italy	Common Immediate Parent	BRL	Other services	Less than 90 days	1,117	—	—	—
Foreign	Enel S.P.A.	Italy	Parent	EUR	Dividends	Less than 90 days	70,578	—	—	—
Foreign	Enel S.P.A.	Italy	Parent	EUR	Other services	Less than 90 days	44,677	5,387	—	—
Foreign	Enel S.P.A.	Italy	Parent	EUR	Technical services	Less than 90 days	14,668	40,499	—	—
Foreign	Enel S.P.A.	Italy	Parent	US$	Dividends	Less than 90 days	206,689	186,697	—	—
Foreign	Enel S.P.A.	Italy	Parent	COP	Dividends	Less than 90 days	—	127	—	—
Foreign	Enel Italia S.R.L	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	53,583	33,038	—	—
Foreign	Enel Italia S.R.L	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	—	5,787	—	—
Foreign	Enel Fortuna S.A.	Panamá	Common Immediate Parent	US$	Other services	Less than 90 days	—	53	—	—
Foreign	E-Distribuzione S.P.A	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	212	2,439	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	16,241	9,727	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	—	123	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	COP	Other services	Less than 90 days	63	—	—	—
Foreign	Enel Green Power S.P.A.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	506	—	—	—
Foreign	Enel Green Power S.P.A.	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	4,434	3,074	—	—
Foreign	Enel Global Trading S.P.A.	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	1,205	2,036	—	—
Foreign	Enel Global Trading S.P.A.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	2,607	1,232	—	—
Foreign	Endesa España	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	1,958	1,637	—	—
Foreign	Endesa Distribución Eléctrica	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	—	273	—	—
Foreign	Enel Iberia S.R.L	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	1,295	1,315	—	—
Foreign	Enel Iberia S.R.L	Spain	Common Immediate Parent	BRL	Other services	Less than 90 days	223	—
Foreign	Enel Iberia S.R.L	Spain	Common Immediate Parent	COP	Other services	Less than 90 days	—	155
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	122	—
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	US$	Other services	Less than 90 days	87	—
Foreign	Enel Global Thermal Generation S.R.L.	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	—	1,467	—	—
Foreign	Enel Global Thermal Generation S.R.L.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	4,128	1,110	—	—
Foreign	Enel Global Thermal Generation S.R.L.	Italy	Common Immediate Parent	ARS	Other services	Less than 90 days	—	2,913	—	—
Foreign	Proyectos y Soluciones Renovables S.A.C.	Perú	Common Immediate Parent	PEN	Other services	Less than 90 days	141	371	—	—
Foreign	Edistribución Redes Digitales, S.L.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	464	—	—	—
Foreign	Edistribución Redes Digitales, S.L.	Spain	Common Immediate Parent	US$	Other services	Less than 90 days	23	—	—	—
Foreign	Cesi S.P.A.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	48	343	—	—
Foreign	Enel Green Power Perú	Perú	Common Immediate Parent	PEN	Energy purchases	Less than 90 days	1,672	513	—	—
Foreign	Enel Green Power Perú	Perú	Common Immediate Parent	PEN	Other services	Less than 90 days	153	101	—	—
Foreign	Enel Green Power Colombia S.A.S	Colombia	Common Immediate Parent	COP	Energy purchases	Less than 90 days	1,549	—	—	—
Foreign	Enel Green Power Colombia S.A.S	Colombia	Common Immediate Parent	COP	Other services	Less than 90 days	7	162	—	—
Foreign	Enel X North America	United States	Common Immediate Parent	US$	Other services	Less than 90 days	38	—	—	—
Foreign	SACME	Argentina	Associate	ARS	Other services	Less than 90 days	229	237	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	3,237	664	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	4,324	6,422	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	COP	Other services	Less than 90 days	—	616	—	—
Foreign	Enel Map	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	—	16,089	—	—
Foreign	Yacylec S.A.	Argentina	Associate	ARS	Other services	Less than 90 days	—	12	—	—
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	901	153	—	—
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	205	209	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	824	185	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	1,357	2,482	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	ARS	Other services	Less than 90 days	—	17	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	EUR	Other services	Less than 90 days	—	46	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	COP	Other services	Less than 90 days	212	116	—	—
76.250.019-1	Enel Green Power Chile Ltda.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	387	63	—	—
76.924.079-9	Enel X Chile S.P.A	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	1	—	—	—
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Energy purchases	Less than 90 days	12,578	11,744	—	—
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Other services	Less than 90 days	931	812	—	—
		Total					494,511	2,996,768	—	—

(*) See Note d) below

c)    Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

					For the years ended,
Taxpayer ID N°	Company	Country	Relationship	Description of Transaction	12-31-2019 ThUS$	12-31-2019 ThUS$	12-31-2017 ThUS$
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Other fixed operating expenses	(7,707)	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Other service deliveries	47	(8,128)	—
Foreign	Enel Finance International NV	Holland	Common Immediate Parent	Other financial expenses	(127,977)	(43,873)	—
Foreign	Enel Global Infrastructure and Network	Italy	Common Immediate Parent	Other fixed operating expenses	(16,685)	—	—
Foreign	Enel Global Thermal Generation S.R.L.	Italy	Common Immediate Parent	Other fixed operating expenses	(3,536)	(5,561)	—
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	Energy sales	1,134	24,333	31,250
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	Energy purchases	(93,299)	(126,627)	(108,947)
Foreign	Enel Green Power Colombia S.A.S.	Spain	Common Immediate Parent	Energy purchases	(7,156)	—	—
Foreign	Enel Italia S.R.L	Italy	Common Immediate Parent	Other fixed operating expenses	(20,689)	(16,630)	(16,805)
Foreign	Enel Map	Italy	Common Immediate Parent	Other fixed operating expenses	—	(15,986)	—
Foreign	Enel S.P.A.	Italy	Parent	Other fixed operating expenses	(14,381)	(3,160)	(14,444)
				Total	(198,084)	(195,632)	(108,946)

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

d)    Significant transactions Enel Américas:

•

On September 26, 2018, Enel Finance International NV executed with Enel Brasil a credit agreement in Reals for the amount of BRL 9,400 million, which was actually disbursed on October 5, 2018 at a fixed interest rate of 7.676% a year and was not secured by any collateral, with a single repayment of principal and interest at maturity on July 2, 2019. The funds were used for the prepayment of promissory notes held by Enel Brasil and Enel Sudeste issued for the purchase of Eletropaulo, currently Enel Distribución Sao Paulo.  The debt was paid off on the due date, of July 2, 2019.

•

On December 14, 2018, Enel Finance International NV executed with Enel Distribución Ceará a credit agreement in Reals for the amount of BRL 300 million, which was disbursed on December 18, 2018, at a fixed annual interest rate of 8% for one year, no guarantees, with a single principal and interest payment on the due date of December 18, 2019. The funds of this financing were used for working capital and it was paid off on its due date.

•

On December 14, 2018, Enel Finance International NV executed with Enel Distribución Sao Paulo, a credit agreement in Reals for the amount of BRL 420 million, which was disbursed on December 18, 2018, at a fixed annual interest rate of 8% for one year, no guarantees, with a single principal and interest payment on the due date of December 18, 2019. The funds of this financing were used for working capital and it was canceled on its expiration date.

12.2   Board of directors and key management personnel

The Company is managed by a Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of December 31, 2019 was elected at the General Shareholders Meeting held on April 30, 2019, and is composed of the following members:

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

b)   Compensation for directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the General Shareholders Meeting of the Company.

The compensation consists of paying a variable annual compensation equal to one one-thousandth of the profit for the year (attributable to shareholders of Enel Américas). Also, each member of the Board of Directors will be paid a monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended.The breakdown of this compensation is as follows:

•	UF 216 as a fixed monthly fee, and
•	UF 79.2 as a per diem for each Board meeting attended with a maximum of 16 sessions in total whether ordinary or extraordinary, within the corresponding exercise.

According to the provisions of the bylaws, the remuneration of the Chairman of the Board will be twice that of a Director.

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

Directors’ Committee:

Each member will be paid a monthly compensation, one part in a fixed monthly fee and another part dependent on meetings attended.

This compensation is broken down as follows:

•	UF 72 as a fixed monthly fee, in any event, and
•	UF 26.4 as a per diem for each Board meeting attended, all with a maximum of 16 meetings in total, whether ordinary or extraordinary, within the corresponding fiscal year.

The following tables show details of the compensation paid to the members of the Board of Directors of the Company for the years ended December 31, 2019, 2018 and 2017:

			December 31, 2019
Taxpayer ID				Enel Américas Board		Board of Subsidiaries		Directors’ Committee
No.	Name	Position	Period in position	ThUS$		ThUS$		ThUS$
Foreigner	Francisco de Borja Acha Besga	Chairman	January - December 2019	—		—		—
Foreigner	José Antonio Vargas Lleras	Vice Chairman	January - December 2019	—		—		—
Foreigner	Enrico Viale	Director	January - December 2019	—		—		—
Foreigner	Livio Gallo	Director	January - December 2019	—		—		—
4.132.185-7	Hernán Somerville Senn	Director	January - December 2019	159	-	—	-	48
Foreigner	Patricio Gómez Sabaini	Director	January - December 2019	159	-	—	-	48
6.989.304-K	Domingo Cruzat Amunátegui	Director	January - December 2019	159		—		48
	TOTAL			478		—		144

			December 31, 2018
Taxpayer ID				Enel Américas Board	Board of Subsidiaries		Directors’ Committee
No.	Name	Position	Period in position	ThUS$	ThUS$		ThUS$
Foreigner	Francisco de Borja Acha Besga	Chairman	January - December 2018	—	—		—
Foreigner	José Antonio Vargas Lleras	Vice Chairman	January - December 2018	—	—		—
Foreigner	Enrico Viale	Director	January - December 2018	—	—		—
Foreigner	Livio Gallo	Director	January - December 2018	—	—		—
4.132.185-7	Hernán Somerville Senn	Director	January - December 2018	166	—	-	50
Foreigner	Patricio Gómez Sabaini	Director	January - December 2018	163	—		50
6.989.304-K	Domingo Cruzat Amunátegui	Director	January - December 2018	166	—		50
	TOTAL			495	—		150

			December 31, 2017
Taxpayer ID				Enel Américas Board	Board of Subsidiaries	Directors’ Committee
No.	Name	Position	Period in position	ThUS$	ThUS$	ThUS$
Foreigner	Francisco de Borja Acha Besga	Chairman	January - December 2017	—	—	—
Foreigner	José Antonio Vargas Lleras	Vice Chairman	January - December 2017	—	—	—
Foreigner	Enrico Viale	Director	January - December 2017	—	—	—
Foreigner	Livio Gallo	Director	January - December 2017	—	—	—
4.132.185-7	Hernán Somerville Senn	Director	January - December 2017	121	—	40
Foreigner	Patricio Gómez Sabaini	Director	January - December 2017	121	—	39
6.989.304-K	Domingo Cruzat Amunátegui	Director	January - December 2017	121	—	39
	TOTAL			363	—	118

c)   Guarantees given by the Company in favor of the directors

No guarantees have been given to the directors.

12.3   Compensation for key management personnel

a)   Remunerations received by key management personnel

Key Management Personnel
Taxpayer ID No.	Name	Position
Foreigner	Maurizio Bezzeccheri (1)	Chief Executive Officer
Foreigner	Aurelio Ricardo Bustilho de Oliveira (2)	Chief Financial Officer
Foreigner	Paolo Pescarmona (3)	Planning and Control Officer
Foreigner	Simone Tripepi (4)	Enel X South America Officer
Foreigner	Raffaele Cutrignelli (5)	Internal Audit Officer
6.973.465-0	Domingo Valdés Prieto (5)	General Counsel and Secretary to the Board

(1)Mr. Maurizio Bezzeccheri was appointed on August 1, 2018 as Chief Executive Officer in replacement of Mr. Luca D’Agnese.

(2)Mr. Aurelio Ricardo Bustilho de Oliveira was appointed on October 1, 2018 as Chief Financial Officer, in replacement of Mr. Paolo Pallotti.

(3) Paolo Pescarmona was appointed on November 15, 2019 as Planning and Control Officer, in replacement of Mr. Bruno Stella.

(4)Mr. Simone Tripepi was appointed on August 29, 2019 as Enel X South America Officer.

(5)Mr. Raffaele Cutrignelli and Domingo Valdés Prieto are executive officers of Enel Américas, but are paid exclusively by Enel Chile S.A. They provide services to the Company under an intercompany agreement.

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

Compensation of key management personnel is the following:

	For the years ended December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Cash compensation	2,407	2,586	4,046
Short-term benefits for employees	106	21	119
Total	2,513	2,607	4,165

b)   Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

12.4    Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the share price of the Company.

13.  INVENTORIES

The detail of inventories as of December 31, 2019 and 2018 is as follows:

	Balance as of
	12-31-2019	12-31-2018
Classes of Inventories	ThUS$	ThUS$
Supplies for Production	35,589	29,959
Oil	25,475	23,128
Coal	10,114	6,831
Spare parts	32,145	27,828
Electrical materials	328,505	281,611
Total	396,239	339,398

There are no inventories acting as security for liabilities.

For the years ended December 31, 2019, 2018 and 2017, raw materials and inputs recognized as fuel cost amount to ThUS$277,117, ThUS$226,843 and ThUS$229,308 respectively (see Note 28).

For the years ended December 31, 2019 and 2018 there have been no impairments recognized in inventories.

14.  CURRENT TAX ASSETS AND LIABILITIES

d)	The detail of current tax receivables as of December 31, 2019 and 2018 is as follows:

	Balance as of
	12-31-2019	12-31-2018
Tax Receivables	ThUS$	ThUS$
Monthly provisional tax payments	98,158	44,798
Other	9,163	6,196
Total	107,321	50,994

e)	The detail of current tax payables as of December 31, 2019 and 2018, is as follows:

	Balance as of
	12-31-2019	12-31-2018
Tax Payables	ThUS$	ThUS$
Income tax	220,727	192,924
Total	220,727	192,924

15.  INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

a)	The following tables present the changes in shareholders’ equity of the Group’s equity method investments during the years ended December 31, 2019 and 2018:

											Other		Argentine
						Balance as of				Foreign Currency	Comprehensive	Other	hyperinflationary	Balance as of
Taxpayer ID					Ownership Interest	1/1/2019	Additions	Share of Profit (Loss)	Dividends Declared	Translation	Income	Increase (Decrease)	economy	12/31/2019
No,	Associates and Joint Ventures	Relationship	Country	Functional Currency	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreigner	Yacylec S.A.	Associate	Argentina	Argentine peso	33.33%	556	—	(227)	—	(362)	—	668	585	1,220
Foreigner	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	236	—	20	(62)	(87)	—	—	79	186
Foreigner	Central Termica Manuel Belgrano	Associate	Argentina	Argentine peso	25.60%	868	—	117	(631)	(322)	—	—	—	32
Foreigner	Central Termica San Martin	Associate	Argentina	Argentine peso	25.60%	931	—	165	(501)	(346)	—	—	—	249
Foreigner	Central Vuelta Obligado S.A.	Associate	Argentina	Argentine peso	40.90%	5	—	508	(220)	(2)	—	—	—	291
					TOTAL	2,596	—	583	(1,414)	(1,119)	—	668	664	1,978

											Other		Argentine
						Balance as of				Foreign Currency	Comprehensive	Other	hyperinflationary	Balance as of
Taxpayer ID					Ownership Interest	1/1/2018	Additions	Share of Profit (Loss)	Dividends Declared	Translation	Income	Increase (Decrease)	economy	12/31/2018
No,	Associates and Joint Ventures	Relationship	Country	Functional Currency	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreigner	Yacylec S.A.	Associate	Argentina	Argentine peso	22.22%	1,221	—	441	(1,145)	39	—	—	—	556
Foreigner	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	14	—	(160)	—	(258)	—	—	640	236
Foreigner	Central Termica Manuel Belgrano	Associate	Argentina	Argentine peso	25.60%	830	—	1,027	(453)	(536)	—	—	—	868
Foreigner	Central Termica San Martin	Associate	Argentina	Argentine peso	25.60%	671	—	1,144	(422)	(462)	—	—	—	931
Foreigner	Central Vuelta Obligado S.A.	Associate	Argentina	Argentine peso	40.90%	11	—	—	—	(6)	—	—	—	5
					TOTAL	2,747	—	2,452	(2,020)	(1,223)	—	—	640	2,596

b)	Additional financial information on investments in associates:

•	Investments with significant influence

The following tables set forth financial information as of December 31, 2019 and 2018, from the Financial Statements of the investments in associates where the Group has significant influence:

	December 31, 2019
	Ownership Interest Direct / Indirect	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenue	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
Investments with Significant Influence	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Yacylec S.A.	33.33%	4,831	1,323	932	1,562	3,085	(4,155)	(1,070)	(1,585)	(2,655)

	December 31, 2018
	Ownership Interest Direct / Indirect	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenue	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
Investments with Significant Influence	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Yacylec S.A.	22.22%	2,914	732	1,032	110	2,984	(1,282)	1,702	179	1,881

None of our associates have published price quotations.

There are no significant commitments and contingencies, or restrictions to the availability of funds in associated companies and joint ventures.

16.  INTANGIBLE ASSETS OTHER THAN GOODWILL

The following table presents intangible assets other than Goodwill as of December 31, 2019 and 2018:

Intangible Assets, Gross	12-31-2019 ThUS$	12-31-2018 ThUS$
Intangible Assets, Gross	10,206,444	10,257,585
Easements and water rights	47,752	61,445
Concessions	9,787,352	9,917,051
Development costs	14,494	13,928
Patents, registered trademarks and other rights	46,644	28,947
Computer software	308,436	234,419
Other identifiable intangible assets	1,766	1,795

Intangible Assets, Amortization and Impairment	12-31-2019 ThUS$	12-31-2018 ThUS$
Accumulated Amortization and Impairment, Total	(4,678,465)	(4,430,296)
Easements and water rights	(16,265)	(18,210)
Concessions	(4,505,624)	(4,279,664)
Development costs	(9,948)	(9,673)
Patents, registered trademarks and other rights	(21,154)	(14,829)
Computer software	(123,906)	(106,201)
Other identifiable intangible assets	(1,568)	(1,719)

Intangible Assets, Net	12-31-2019 ThUS$	12-31-2018 ThUS$
Intangible Assets, Net	5,527,879	5,827,289
Easements and water rights	31,487	43,235
Concessions, Net(1) (*)	5,281,728	5,637,387
Development costs	4,546	4,255
Patents, registered trademarks and other rights	25,490	14,118
Computer software	184,430	128,218
Other identifiable intangible assets	198	76

The detail of concessions is the following:

9
Concession Holder	12-31-2019 ThUS$	12-31-2018 ThUS$
Enel Distribución Río S.A. (ex Ampla)	688,901	716,210
Enel Distribución Ceará S.A. (ex Coelce)	543,441	586,767
Enel Distribución Goias S.A.	1,457,864	1,500,934
Enel Distribución Sao Paulo S.A.	2,591,522	2,833,476
TOTAL	5,281,728	5,637,387

(*)See Note 3.d.1.

The reconciliations of the carrying amounts of intangible assets during the years ended December 31, 2019 and 2018 are as follows:

				Patents, Registered
	Development			Trademarks and	Computer	Other Identifiable	Intangible Assets,
	Costs	Easements	Concessions	Other Rights	Software	Intangible Assets	Net
Changes in Intangible Assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2019	4,255	43,235	5,637,387	14,118	128,218	76	5,827,289
Changes in identifiable intangible assets:							—
Increases other than from business combinations	13	178	601,792	1,042	83,051		686,076
Increase (decrease) from foreign currency translation differences, net	38	(187)	(202,951)	(85)	(8,651)		(211,836)
Amortization	(387)	(1,181)	(437,962)	(3,486)	(22,429)	(62)	(465,507)
Increases (decreases) from transfers and other changes	—	1,804	—	(5,040)	3,236	—	—
Increases (decreases) from transfers	—	1,804	—	(5,040)	3,236		—
Disposals and removal from service	—	—	(15,675)	—	—	—	(15,675)
Removals from service	—	—	(15,675)	—			(15,675)
Argentine hyperinflationary economy	—	—	—	—	7,391		7,391
Other increases (decreases)	627	(12,362)	(300,863)	18,941	(6,386)	184	(299,859)
Total changes in identifiable intangible assets	291	(11,748)	(355,659)	11,372	56,212	122	(299,410)

Closing balance as of December 31, 2019	4,546	31,487	5,281,728	25,490	184,430	198	5,527,879

				Patents, Registered
	Development			Trademarks and	Computer	Other Identifiable	Intangible Assets,
	Costs	Easements	Concessions	Other Rights	Software	Intangible Assets	Net
Changes in Intangible Assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2018	2,056	42,482	3,533,935	25,253	73,299	5,454	3,682,479
Changes in identifiable intangible assets:							—
Increases other than from business combinations	(23)	6,828	523,510	6,236	56,825		593,376
Acquisitions made through business combinations	—	—	2,914,866	—	—	—	2,914,866
Increase (decrease) from foreign currency translation differences, net	(275)	(5,172)	(840,315)	(1,132)	(20,753)	(7)	(867,654)
Amortization	(524)	(1,653)	(349,932)	(1,995)	(12,865)	(28)	(366,997)
Increases (decreases) from transfers and other changes	—	1,647	(1,506)	40	5,162	(5,343)	—
Increases (decreases) from transfers		1,647	(1,506)	40	5,162	(5,343)	—
Disposals and removal from service	—	—	(34,273)	—	—	—	(34,273)
Disposals	—	—	—	—	—	—	—
Removals from service	—	—	(34,273)				(34,273)
Argentine hyperinflationary economy					12,155		12,155
Other increases (decreases)	3,021	(897)	(108,898)	(14,284)	14,395		(106,663)
Total changes in identifiable intangible assets	2,199	753	2,103,452	(11,135)	54,919	(5,378)	2,144,810

Closing balance as of December 31, 2018	4,255	43,235	5,637,387	14,118	128,218	76	5,827,289

For the year ended December 31, 2019, the main additions to intangible assets for concessions for ThUS$601,792 mainly come from Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo S.A. and Enel Distribución Goias for investments in networks and extensions in order to optimize their operation, so that to improve the efficiency and quality of the service level recoded under the item of concessions according to IFRIC 12 (see Note 3.d.1). For 2018, the main additions to intangible assets for a total of ThUS$523,510 mainly come from Enel Distribución Rio S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo S.A. and Enel Distribución Goias S.A.

The additions of intangible assets for the years ended December 31, 2019 and 2018 amounted to ThUS$686,076 and ThUS$593,376, respectively.

The amortization of intangible assets amounted to ThUS$449,463,  ThUS$351,114 and ThUS$240,579 for the years ended December 31, 2019, 2018 and 2017, respectively, which are presented net of PIS and COFINS taxes in the Brazilian subsidiaries.

The financial expenses capitalized for the years ended December 31, 2019, 2018 and 2017 were ThUS$ 7,611, ThUS$ 14,407 and ThUS$0, respectively (see Note 32). The average financing rate by averaging the financing rates from different geographical areas as 9.23%, 8.95% and 0% for the years ended December de 2019, 2018 and 2017, respectively.

During the years ended December 31, 2019, 2018 and 2017 the expenses for personnel directly related to constructions in progress were activated for the item of concessions for the amount of ThUS$89,154, ThUS$82,662 and ThUS$68,186, respectively.

According to the estimates and projections of the Group Management, the projections for the cash flows attributed to intangible assets allow recovering the net value of these assets recorded as of December 31, 2019 and 2018  (see Note 3.e).

As of December 31, 2019 and 2018, the Company has no intangible assets of indefinite useful life that can represent significant amounts.

17.   GOODWILL

The following table sets forth goodwill by cash-generating unit or group of cash-generating units to which it belongs and changes for the years ended December 31, 2019 and 2018:

		Opening		Foreign	Argentine	Closing			Argentine	Closing
		balance	Business	Currency	hyperinflationary	balance	Business	Foreign Currency	hyperinflationary	balance
		1/1/2018	combination	Translation	economy	12/31/2018	combination	Translation	economy	12/31/2019
Company	Cash Generating Unit	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Enel Distribución Río S.A. (formerly Ampla)	Enel Distribución Río S.A.	256,658	—	(37,278)	—	219,380	—	(8,013)	—	211,367
Compañía Distribuidora y Comercializadora de Energía S.A.	Compañía Distribuidora y Comercializadora de Energía S.A.	14,514	—	(1,171)	—	13,343	—	(152)	—	13,191
Enel Generación El Chocón S.A.	Enel Generación El Chocón S.A.	5,556	—	(17,227)	37,926	26,255	—	(9,741)	8,858	25,372
Enel Distribución Perú S.A.	Enel Distribución Perú	71,298	—	(2,951)	—	68,347	—	1,300	—	69,647
EGP Cachoeira Dourada S.A.	EGP Cachoeira Dourada S.A.	94,114	—	(13,673)	—	80,441	—	(2,938)	—	77,503
Enel Generación Perú S.A.	Enel Generación Perú	134,197	—	(5,554)	—	128,643	—	2,447	—	131,090
Emgesa S.A. E.S.P.	Emgesa S.A. E.S.P.	6,421	—	(519)	—	5,902	—	(67)	—	5,835
Enel Perú S.A.	Enel Distribución Perú	21	—	(1)	—	20	—	3	—	23
Enel Brasil S.A.	Enel Brasil S.A.	1,195	—	(174)	—	1,021	—	(37)	—	984
Enel Distribución Ceará S.A. (formerly Coelce)	Enel Distribución Ceará S.A.	129,201	—	(18,772)	—	110,429	—	(4,033)	—	106,396
Enel Distribucion Sao Paulo	Enel Distribucion Sao Paulo	—	563,858	(12,069)	—	551,789	—	(20,154)	—	531,635
Total		713,175	563,858	(109,389)	37,926	1,205,570	—	(41,385)	8,858	1,173,043

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the cash-generating units or groups of cash-generating units, to which the acquired goodwill has been allocated, allow the recovery of its carrying amount as of December 31, 2019 (see Note 3.e).

The origin of the goodwill is detailed below:

1. Enel Distribución Rio S.A. (formerly Ampla Energia e Serviços S.A.)

On November 20, 1996, the Company and Enel Distribución Chile S.A. (formerly named Chilectra S.A.), together with Endesa, S.A. and Electricidad de Portugal, acquired a controlling equity interest in Cerj S.A. (now Enel Distribución Rio S.A.) of Rio de Janeiro in Brazil. The Company and Enel Distribución Chile S.A. together acquired 42% of the total shares in an international public bidding process held by the Brazilian government. The Company and Enel Distribución Chile S.A. also acquired an additional 18.5% on December 31, 2000, as such, holding, directly and indirectly, a total 60.5% ownership interest.

2. Enel Distribución Ceará S.A. (formerly Compañía Energética Do Ceará S.A.)

Between 1998 and 1999, the Company and its former subsidiary Enel Distribución Chile S.A., together with Endesa, S.A., acquired Compañía de Distribución Eléctrica del Estado de Ceará (now named Enel Distribución Ceará S.A.) in northeast Brazil in an international public bidding process held by the Brazilian government.

3. Compañía Distribuidora y Comercializadora de Energía S.A. (Codensa S.A.)

On October 23, 1997, Enel Américas S.A. and its former subsidiary Enel Distribución Chile S.A., together with Endesa, S.A., acquired a 48.5% equity interest in Codensa, a company that distributes electricity in Santa Fé de Bogotá in Colombia. The acquisition took place through an international public bidding process held by the Colombian government.

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

5. Enel Distribución Perú S.A.

On October 15, 2009, in a transaction on the Lima Stock Exchange, the Company acquired an additional 24% interest in Enel Distribución Perú S.A.

6. EGP Cachoeira Dourada S.A.

On September 5, 1997, the Company’s former subsidiary Enel Generación Chile S.A. acquired 79% of EGP Cachoeira Dourada S.A. in the state of Goias in a public bidding process held by the Brazilian government.

7. Enel Generación Perú S.A. (formerly Edegel S.A.A.)

On October 9, 2009, in a transaction on the Lima Stock Exchange in Peru, the Company’s former subsidiary Enel Generación Chile S.A. acquired an additional 29.3974% equity interest in Enel Generación Perú S.A.

8. Emgesa S.A. E.S.P.

On October 23, 1997, the Company’s former subsidiary Enel Generación Chile S.A., together with Endesa, S.A., acquired a 48.5% equity interest in Emgesa S.A. E.S.P. in Colombia. The acquisition was made in an international public bidding process held by the Colombian government.

9. Enel Distribución Sao Paulo S.A.

On June 7, 2018, the Company’s subsidiary Enel Brasil acquired majority stock ownership in Enel Distribución Sao Paulo S.A. (see Note 6.2).

18.   PROPERTY, PLANT AND EQUIPMENT

The following table sets forth the property, plant and equipment as of December 31, 2019 and 2018:

	12-31-2019	12-31-2018
Classes of Property, Plant and Equipment, Gross	ThUS$	ThUS$
Property, Plant and Equipment, Gross	16,324,185	15,700,505
Construction in progress	1,189,709	1,059,070
Land	163,522	163,660
Buildings	493,914	284,496
Plant and equipment	6,942,941	7,318,697
Network Infrastructure	6,743,394	6,210,147
Fixtures and fittings	423,972	413,689
Other property, plant and equipment under lease	366,733	250,746

	12-31-2019	12-31-2018
Classes of Accumulated Depreciation and Impairment in Property, Plant and Equipment	ThUS$	ThUS$
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(7,304,948)	(7,013,678)
Buildings	(236,767)	(147,041)
Plant and equipment	(3,357,348)	(3,596,514)
Network Infrastructure	(3,374,311)	(2,984,132)
Fixtures and fittings	(225,586)	(218,600)
Other property, plant and equipment under lease	(110,936)	(67,391)

	12-31-2019	12-31-2018
Classes of Property, Plant and Equipment, Net	ThUS$	ThUS$
Property, Plant and Equipment, Net	9,019,237	8,686,827
Construction in progress	1,189,709	1,059,070
Land	163,522	163,660
Buildings	257,147	137,455
Plant and equipment	3,585,593	3,722,183
Network Infrastructure	3,369,083	3,226,015
Fixtures and fittings	198,386	195,089
Other property, plant and equipment under lease	255,797	183,355

The detail and changes in property, plant, and equipment during the years ended December 31, 2019 and 2018 are as follows:

	Construction in Progress	Land	Buildings	Plant and Equipment	Network Infrastructure	Fixtures and Fittings	Other Property, Plant and Equipment under Finance Lease	Property, Plant and Equipment, Net
Changes in 2019	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019	1,059,070	163,660	137,455	3,722,183	3,226,015	195,089	183,355	8,686,827
Effects first application IFRS 16	—	—	—	—	—	—	71,826	71,826
Opening balance as of January 1, 2019	1,059,070	163,660	137,455	3,722,183	3,226,015	195,089	255,181	8,758,653
Increases other than from business combinations	775,595	414	907	3,558	—	15,418	—	795,892
Increases (decreases) from foreign currency translation differences, net	(156,075)	(5,955)	(10,400)	(145,309)	(387,169)	(2,993)	139	(707,762)
Depreciation	—	—	(14,011)	(227,473)	(193,738)	(23,006)	(40,778)	(499,006)
Impairment (losses) reversals recognized in profit or loss	—	—	(1,307)	—	—	—		(1,307)
Increases (decreases) from transfers and other changes	(677,665)	1,865	18,298	205,682	430,453	21,367	—	—
Increases (decreases) from transfers from construction in progress	(677,665)	1,865	18,298	205,682	430,453	21,367	—	—
Disposals and removal from service	—	(855)	(5,180)	—	(7,416)	(3,428)	(620)	(17,499)
Disposals	—	(794)	(412)	—	—		—	(1,206)
Removals	—	(61)	(4,768)	—	(7,416)	(3,428)	(620)	(16,293)
Decreases to be classified as maintained to distribute to owners	—	—	—	—	—	—	—	—
Argentine hyperinflationary economy	163,990	4,731	9,150	75,860	340,626	19,821	9	614,187
Other increases (decreases)	24,794	(338)	122,235	(48,908)	(39,688)	(23,882)	41,866	76,079
Total changes	130,639	(138)	119,692	(136,590)	143,068	3,297	616	260,584
Closing balance as of December 31, 2019	1,189,709	163,522	257,147	3,585,593	3,369,083	198,386	255,797	9,019,237

	Construction in Progress	Land	Buildings	Plant and Equipment	Network Infrastructure	Fixtures and Fittings	Other Property, Plant and Equipment under Finance Lease	Property, Plant and Equipment, Net
Changes in 2018	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	829,559	155,485	127,557	3,951,823	2,731,597	113,083	183,363	8,092,467
Increases other than from business combinations	795,114	2,781		10,505	—	11,325	3,342	823,067
Acquisitions through business combinations	—	—	—	—	—	—	18,036	18,036
Increases (decreases) from foreign currency translation differences, net	(248,533)	(21,014)	(28,793)	(443,320)	(850,680)	(26,004)	(8,610)	(1,626,954)
Depreciation	—	—	(6,969)	(275,444)	(194,488)	(23,311)	(11,220)	(511,432)
Impairment (losses) reversals recognized in profit or loss	—	—	—	66,987	—	—	—	66,987
Increases (decreases) from transfers and other changes	(555,758)	5,203	7,625	174,583	274,079	97,063	(2,795)	—
Increases (decreases) from transfers from construction in progress	(555,758)	5,203	7,625	174,583	274,079	97,063	(2,795)	—
Disposals and removals from service	(354)	(836)	(5)	(11,016)	(6,323)	(551)	(251)	(19,336)
Disposals	—	(820)	(5)	—	—	(59)	—	(884)
Removals	(354)	(16)	—	(11,016)	(6,323)	(492)	(251)	(18,452)
Decreases to be classified as maintained to distribute to owners	—	—	—	(5,825)	—	—	—	(5,825)
Decreases to be classified as maintained to distribute to owners	221,193	22,045	37,959	260,229	1,246,868	8,194	—	1,796,488
Other increases (decreases)	17,849	(4)	81	(6,339)	24,962	15,290	1,490	53,329
Total changes	229,511	8,175	9,898	(229,640)	494,418	82,006	(8)	594,360
Closing balance as of December 31, 2018	1,059,070	163,660	137,455	3,722,183	3,226,015	195,089	183,355	8,686,827

Additional information on property, plant and equipment, net

a)	Main investments

The main additions to property, plant and equipment correspond to investments in operating plants and new projects for ThUS$795,892 and ThUS$823,067 for the years ended December 31, 2019 and 2018, respectively.

In the generation business, investments in combined cycle power and hydroelectric power stations in the subsidiaries Enel Generación Perú S.A., Emgesa and Enel Generación Costanera comprising additions for the year ended December 31, 2019 were ThUS$221,257 (for the year ended December 31, 2018 investments in combined cycle and hydroelectric power stations in the subsidiaries Enel Generación Perú S.A., Emgesa and Enel Generación Costanera were ThUS$283,241), while in the distribution business, the biggest investments carried out correspond to extensions and networks to optimize their operation in order to improve the efficiency and quality of the service level, were ThUS$551,787 for the year ended December 31, 2019 (ThUS$538,025 for the year ended December 31, 2018).

The depreciation of property, plant and equipment were ThUS$498,867,  ThUS$511,326 and ThUS$407,535 for the years ended December 31, 2019, 2018 and 2017, respectively, which are presented net of PIS and COFINS taxes in the Brazilian subsidiaries.

b)	Capitalized cost

b.1)    Capitalized financial expenses

The capitalized cost for financial expenses for the years ended December 31, 2019, 2018 and 2017 amounted to  ThUS$8,092, ThUS$4,922 and ThUS$8,054, respectively (see Note 32). The average funding rate mainly depends on the geographic area and amounted to 7.49% as of December 31, 2019 (7.25% and 9.44% as of December 31, 2018 and 2017, respectively).

b.2)    Capitalized personnel expenses

The capitalized cost for personnel expenses directly related to constructions in progress for the years ended December 31, 2019, 2018 and 2017 amounted to ThUS$92,411,  ThUS$95,335 and ThUS$105,000, respectively.

c)	Right-of-use assets

The detail of the right-of-use assets as of December 31, 2019 are as follows:

	Land	Buildings	Other Plants and Equipments	Right-of-use assets, Net
Changes 2019	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019 before application of IFRS 16	-	1,424	181,931	183,355
Effects first application IFRS 16	3,448	50,840	17,538	71,826
Opening balance as of January 1, 2019 after application of IFRS 16	3,448	52,264	199,469	255,181
Increases (decreases) from foreign currency translation differences, net	(90)	(1,328)	1,557	139
Depreciation	(618)	(13,049)	(27,111)	(40,778)
Other increases (decreases)	283	28,971	12,001	41,255
Total changes	(425)	14,594	(13,553)	616
Closing balance as of December 31, 2019	3,023	66,858	185,916	255,797

As of December 31, 2019 and 2018,  the main lease arrangements are as follows:

•

Lease contract with Banco de Crédito de Perú for a 9-year term at a fixed interest rate of 5.8% denominated in US dollars and with quarterly amortizations starting from March 31, 2014. This lease was entered into to finance the ”cold generation reserve” unit. This contract qualified as a financial liability as of December 31, 2018 and 2019 by applying IAS 17 and IFRS 16, respectively.

•

On July 21, 2016 a lease contract was signed with the Banco de Crédito de Perú has for a 5‑year term at a fixed interest rate of 3.68% denominated in US dollars and with quarterly amortizations starting from the second half of 2018. This lease was entered into to finance a compressor and a natural gas station for the ”cold generation reserve” unit of the Malacas thermal power plant (TG5). This contract qualified as a financial liability as of December 31, 2018 and 2019 by applying IAS 17 and IFRS 16, respectively.

•

On December 16, 2015, a lease contract was signed with Scotiabank for a 6 ½-year term at a fixed interest rate of 3.75% denominated in US dollars and with quarterly amortizations starting from September 2017. This lease was signed to finance the new TG6 turbine for the Malacas thermal power plant (TG6). This contract qualified as a financial liability as of December 31, 2018 and 2019 by applying IAS 17 and IFRS 16, respectively.

•

In addition, as a consequence of the application of IFRS 16 (see Notes 2.2.a.i and 3.f), the Group recognized as of January 1, 2019 rights of use assets, in the amounts of ThUS$71,826 enabling it to use properties, plant and equipment.

The present value of the future payments resulting from said contracts is the following:

	12-31-2019			12-31-2018
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Less than one year	88,846	7,203	81,643	39,300	3,633	35,667
From one to two years	49,186	6,478	42,708	56,641	5,031	51,610
From two to three years	31,187	4,946	26,241	22,813	2,026	20,787
From three to four years	17,065	3,392	13,673	11,518	1,895	9,623
From one to five years	10,055	2,128	7,927	3,727	1,143	2,584
More than five years	20,318	2,243	18,075	2,662	960	1,702
Total	216,657	26,390	190,267	136,661	14,688	121,973

d)	Short-term and low value lease

The consolidated statements of comprehensive income for the year ended December 31, 2019 include expenses of ThUS$4,040, related to  lease payments for leases qualifying for the short-term lease exemption, ThUS$226 related to leases qualifying for the low-value exemption   and ThUS$6,075 related to variable payments on leases excluded from the IFRS 16 implementation (see Notes 2.2.a.i. and 3.f). As of December 31, 2018 and 2017, the amount stated in the profit and loss was ThUS$27,885 and ThUS$26,448, respectively, coming from leasing of assetsclassified as operating leases, in accordance with IAS 17.

As of December 31, 2019, the total future lease payments under those contracts are as follows:

12-31-2019
ThUS$
Less than one year	866
From one to two years	-
From two to three years	-
From three to four years	-
From four to five years	-
More than five years	-
Total	866

e)	Other information
i)	As of December 31, 2019, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThUS$986,935 (ThUS$440,385 as of December 31, 2018).
ii)	As of December 31, 2019, the Group had property, plant and equipment pledged as security for liabilities for ThUS$114,699 (ThUS$7,692 as of December 31, 2018 (see Note 34.1).
iii)

The Company and its foreign subsidiaries have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million (ThUS$1,123,050) limit, including business interruption coverage. Additionally, the Company has Civil Liability insurance to meet claims from third parties with a €500 million (ThUS$561,525) limit. The premiums associated with these policies are presented proportionally for each company under the line item “Prepaid expenses”.

iv)

The Argentine subsidiary, Empresa Distribuidora Sur S.A., has its financial equilibrium seriously affected by the delay in the compliance with certain points of the agreement signed with the Argentine government, particularly the twice-yearly rate adjustments recognized through the cost-monitoring mechanism (MMC) and the establishment of a Comprehensive Rate Review (RTI in its Spanish acronym) as provided for in this agreement.

At the end of 2011, the Group recognized an impairment loss in property, plant and equipment from Empresa Distribuidora Sur S.A. As of December 31, 2017, the amount was completely reversed for ThUS$54,819 (see Note 3.e).

v)

For Enel Generación Costanera, due to the application of IAS 29 - Financial Information in Hyperinflationary Economies, (see Note 7), the book value of property, plant and equipment as of January 1, 2018 exceeded its recoverable value, which resulted in a deterioration of ThUS $162,274 (equivalent to  ThARS 3,102,739 at the exchange rate on that date). At the end of fiscal year 2018, the Enel Generación Costanera recorded a partial reversal of the aforementioned impairment of ThUS $70,513 (equivalent to ThARS 2,656,082 using the exchange rate as of December 31, 2018), which was recognized in the results for the year, mainly as a result of the positive impact that the depreciation of the Argentine peso had on the company’s income, whose revenues are denominated in dollars.

19.   INCOME TAX AND DEFERRED TAXES

a)    Income taxes

The following table presents the components of the income tax expense/(benefit) recognized in the consolidated statement of comprehensive income for the years ended December 31, 2019, 2018 and 2017:

	For the years ended December 31,
Current Income Tax and Adjustments	2019	2018	2017
to Current Income Tax for Previous Periods	ThUS$	ThUS$	ThUS$
Current income tax	(675,267)	(698,216)	(647,937)
Tax benefit from tax losses, tax credits or temporary differences not previously recognized for the current period (current tax credits and/or benefits)	7,426	20,104	30,041
Adjustments to current tax from the previous period	23,419	7,692	24,030
Other current tax benefit / (expense)	—	(267)	485
Current tax expense, net	(644,422)	(670,687)	(593,381)
Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	415,945	228,505	28,259
Benefit / (expense) from deferred taxes due to changes in tax rates or the introduction of new taxes	(7,437)	4,662	54,967
Adjustments to deferred taxes from the previous period	(432)	(412)	(8,979)
Total deferred tax benefit / (expense)	408,076	232,755	74,247
Income tax expense	(236,346)	(437,932)	(519,134)

The following table reconciles income taxes resulting from applying the local current tax rate to “Net income before taxes” and the actual income tax expense recognized in the consolidated statement of comprehensive income for the years ended December 31, 2019, 2018 and 2017:

		2019		2018		2017
Reconciliation of Tax Expense	Tax Rate	ThUS$	Tax Rate	ThUS$	Tax Rate	ThUS$

ACCOUNTING INCOME BEFORE TAX		2,406,109		2,104,990		1,645,648

Total tax income (expense) using statutory rate	(27.00%)	(649,649)	(27.00%)	(568,345)	(25.50%)	(419,637)
Tax effect of rates applied in other countries	(5.23%)	(125,912)	(6.64%)	(139,772)	(10.93%)	(179,788)
Tax effect of non-taxable operations and benefits from tax losses and tax credits (*)	26.33%	633,557	19.16%	403,399	8.39%	138,031
Tax effect of non-tax-deductible expenses	(4.57%)	(109,892)	(6.90%)	(145,156)	(7.76%)	(127,758)
Tax effect of changes in income tax rates	(0.31%)	(7,437)	0.22%	4,662	3.34%	54,967
Tax effect of adjustments to taxes in previous periods	0.98%	23,419	0.38%	7,692	1.46%	24,030
Adjustments for prior periods deferred taxes	(0.02%)	(432)	(0.02%)	(412)	(0.55%)	(8,979)
Total adjustments to tax expense using statutory rate	17.18%	413,303	6.21%	130,413	(6.05%)	(99,497)

Income tax benefit (expense)	(9.82%)	(236,346)	(20.79%)	(437,932)	(31.55%)	(519,134)

(*) For year 2019, see paragraph f) of this Note.

The main temporary differences are described below.

b)    Deferred taxes

The table below shows the balances of the deferred tax assets and liabilities presented in the consolidated statement of financial position at December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
Assets/(Liabilities) for Deferred Taxes	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	25,659	(508,172)	12,514	(362,295)
Amortizations	6,158	(22,213)	7,206	(24,400)
Obligations for post-employment benefits	552,760	(154)	374,105	(154)
Revaluations of financial instruments	1,211	(11,626)	3,290	(8,364)
Tax loss	281,080	—	258,589	—
Provisions	636,653	(237,040)	803,708	(210,459)
Provision for Civil Contingencies	241,520	—	256,544	—
Provision Contingencies Workers	36,878	—	32,360	—
Provision uncontainable accounts	122,104	—	235,875	—
Provision of Human Resources accounts	16,339	—	14,730	—
Financial assets IFRIC 12	—	(207,425)	—	(196,683)
Other Provisions	219,812	(29,615)	264,199	(13,776)
Other Deferred Taxes	194,989	(474,925)	271,041	(1,237,814)
Amortization PPA - (Enel Distribución Goiás and Sao Paulo)	—	(105,236)	—	(682,399)
Monetary Correction - Argentina	—	(285,210)	—	(265,047)
Other Deferred Taxes	194,989	(84,479)	271,041	(290,368)
Deferred taxes Assets/(Liabilities) before compensation	1,698,510	(1,254,130)	1,730,453	(1,843,486)
Compensation deferred taxes Assets/Liabilities	(610,276)	610,276	(1,297,416)	1,297,416
Deferred taxes Assets/(Liabilities) after compensation	1,088,234	(643,854)	433,037	(546,070)

The origin and changes in deferred tax assets and liabilities as of December 31, 2019 and 2018 are as follows:

		Movements
Deferred Taxes Assets/(Liabilities)	Net balance as of January 1, 2019	Recognized in profit or loss	Recognized in comprehensive income	Foreign currency translation difference	Other increases (decreases)	Net balance as of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	(349,781)	(38,520)	—	82,756	(176,968)	(482,513)
Amortizations	(17,194)	119	—	(308)	1,328	(16,055)
Obligations for post-employment benefits	373,951	(1,962)	195,098	(17,182)	2,701	552,606
Revaluations of financial instruments	(5,074)	1,339	(1,320)	(162)	(5,198)	(10,415)
Tax loss	258,589	1,481	—	(10,630)	31,640	281,080
Provisions	593,249	(112,506)	—	(30,273)	(50,857)	399,613
Provision for Civil Contingencies	256,544	(46,541)	—	(11,377)	42,894	241,520
Provision Contingencies Workers	32,360	146	—	116	4,256	36,878
Provision for doubtful trade accounts	235,875	7,096	—	(9,042)	(111,825)	122,104
Provision of Human Resources accounts	14,730	680	—	(223)	1,152	16,339
Financial assets IFRIC 12	(196,683)	(36,402)	—	12,177	13,483	(207,425)
Other Provisions	250,423	(37,485)	—	(21,924)	(817)	190,197
Other Deferred Taxes	(966,773)	558,125	—	37,743	90,969	(279,936)
Amortization PPA - (Enel Distribución Goiás y Sao Paulo)	(682,399)	563,517	—	13,646	—	(105,236)
Monetary Correction - Argentina	(265,047)	370	—	629	(21,162)	(285,210)
Other Deferred Taxes	(19,327)	(5,762)	—	23,468	112,131	110,510
Deferred Taxes Assets/(Liabilities)	(113,033)	408,076	193,778	61,944	(106,385)	444,380

				Movements
Deferred Taxes Assets/(Liabilities)	Net balance as of January 1, 2018 before the application of IFRS 9	Effects first application IFRS 9 and IFRS 15 and IAS 29	Net balance as of January 1, 2018	Recognized in profit or loss	Recognized in comprehensive income	Acquisitions	Foreign currency translation difference	Other increases (decreases)	Net balance as of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	(332,221)	26	(332,195)	(25,314)	—	—	27,654	(19,926)	(349,781)
Amortizations	(20,766)	—	(20,766)	145	—	—	2,937	490	(17,194)
Obligations for post-employment benefits	83,769	—	83,769	1,362	59,036	262,299	(31,463)	(1,052)	373,951
Revaluations of financial instruments	3,278	—	3,278	(8,149)	1,103	—	(85)	(1,221)	(5,074)
Tax loss	—	—	—	274,706	—	—	(16,117)	—	258,589
Provisions	144,318	5,626	149,944	120,906	—	340,549	(70,557)	52,407	593,249
Provision for Civil Contingencies	46,147	—	46,147	7,183	—	218,400	(14,989)	(197)	256,544
Provision Contingencies Workers	33,669	—	33,669	(705)	—	—	(540)	(64)	32,360
Provision for doubtful trade accounts	99,420	5,626	105,046	111,533	—	34,765	(15,218)	(251)	235,875
Provision of Human Resources accounts	4,782	—	4,782	6,685	—	4,028	(870)	105	14,730
Financial assets IFRIC 12	(119,729)	—	(119,729)	(30,739)	—	(54,965)	7,689	1,061	(196,683)
Other Provisions	80,029	—	80,029	26,949	—	138,321	(46,629)	51,753	250,423
Other Deferred Taxes	(133,318)	(302,459)	(435,777)	(130,901)	5	(542,490)	216,005	(73,615)	(966,773)
Amortization PPA - (Enel Distribución Goiás)	(134,830)	—	(134,830)	12,105	—	(616,685)	54,726	2,285	(682,399)
Monetary Correction - Argentina	(2,883)	(302,459)	(305,342)	(111,518)	—	—	151,813	—	(265,047)
Other Deferred Taxes	4,395	—	4,395	(31,488)	5	74,195	9,466	(75,900)	(19,327)
Deferred Taxes Assets/(Liabilities)	(254,940)	(296,807)	(551,747)	232,755	60,144	60,358	128,374	(42,917)	(113,033)

Recovery of deferred tax assets will depend on whether sufficient taxable profits are obtained in the future. The Company’s management believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

c)    As of December 31, 2019, the Group has not recognized deferred tax assets related to tax losses carry forward for ThUS$37,442  (ThUS$26,244 as of December 31, 2018) (see Note 3.p).

The Group has not recognized deferred tax liabilities for taxable temporary differences relating to investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. As of December 31, 2019, the aggregate amount of taxable temporary differences relating to investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized were ThUS$3,427,371  (ThUS$2,553,012 as of December 31, 2018). On the other hand, the total amount of deductible temporary differences relating to investments in subsidiaries and joint ventures for which as of December 31, 2019, it is probable that will not reverse in the foreseeable future or there will be not sufficient taxable profits in the future to recover such temporary differences was ThUS$2,362,974  (ThUS$2,487,133 as of December 31, 2018).

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

Country	Period
Chile	2016 - 2018
Argentina	2014 - 2018
Brazil	2014 - 2018
Colombia	2016 - 2018
Peru	2015 - 2018

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

The effects of deferred taxes on the components of other comprehensive income attributable to both controlling and non-controlling interests for the years ended December 31, 2019, 2018 and 2017, are as follows:

	December 31, 2019			December 31, 2018			December 31, 2017
Effects of Deferred Tax on the Components of Other	Amount before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount before Tax	Income Tax Expense (Benefit)	Amount After Tax
Comprehensive Income	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Available-for-sale financial assets	(598)	—	(598)	(458)	—	(458)	(829)	—	(829)
Cash flow hedges	5,906	(2,165)	3,741	(2,727)	1,354	(1,373)	12,735	(5,088)	7,647
Foreign currency translation	(765,005)	—	(765,005)	(1,575,134)	—	(1,575,134)	(95,501)	—	(95,501)
Actuarial gains (losses) from defined benefit pension plans	(576,143)	195,098	(381,045)	(177,527)	59,684	(117,843)	(4,941)	3,694	(1,247)
Components of other comprehensive income	(1,335,840)	192,933	(1,142,907)	(1,755,846)	61,038	(1,694,808)	(88,536)	(1,394)	(89,930)

The following table presents the deferred taxes for the components of other comprehensive income for the years ended December 31, 2019, 2018 and 2017, are as follows:

	For the years ended December 31,
	2019	2018	2017
Deferred taxes of components of other comprehensive income	ThUS$	ThUS$	ThUS$

Total increases (decreases) for deferred taxes of other comprehensive income from continuing operations	193,778	60,144	821
Income tax of changes in cash flow hedge transactions	(845)	894	(1,292)
Deferred tax of actuarial gains (losses) from defined benefit plans	—	—	(896)
Other increases (decreases) for deferred taxes	—	—	(27)
Total income tax relating to components of other comprehensive income	192,933	61,038	(1,394)

d)     In Colombia, Law 1943 of 2018 modified the income tax rate from the taxable year of 2019 defining the following rates: 33% for 2019, 32% for 2020, 31% for 2021 and 30% for 2022 and following years. This affects the taxable income obtained during each year. The effect of temporary differences involving the payment of a lower or higher income tax in the current year is accounted as deferred tax credit or debit, respectively, at the tax rates when differences are reversed (33% for 2019, 32% for 2020, 31% for 2021 and 30% as from 2022), provided that there are reasonable expectations that such differences will be reversed in the future and also for the assets, which at that time should be generating sufficient taxable income.

As a result of this increase in rates, the Colombian subsidiaries recognized as of December 31, 2018 variations in their deferred tax assets and liabilities. The net credit to results amounted to ThUS$ 4,662.

e)On December 23, 2019 in Argentina, Act No. 27,541 on “Solidaridad Social y Reactivación Productiva en el marco de Emergencia Pública” (“Social Solidarity and Reactivation of Productions in the Public Emergency Framework”) was published in the Official Gazette, along with Decree No. 58/2019 which enacted it. Also, on December 28, 2019, Decree No. 99/2019 was published stating the regulations for the implementation of the Act.

The main actions for the Company stated within the Act, as well as its regulations are as follows:

Act No. 27,430 provided that the corporate income tax rate would be reduced from 30% to 25% and that the additional tax on dividends or profits distributed to individuals from Argentina and abroad and legal entities from abroad would increase from 7% to 13% for fiscal periods beginning January 1, 2020. The amendment ended that rate change and preserved the original 30% and 7% rates, respectively, for annual fiscal years beginning on January 1, 2022, inclusive.

Act No. 27,468 provided that for the first three annual fiscal (tax) years beginning on January 1, 2019 the positive or negative inflationary adjustment should be distributed as follows: one-third in the annual fiscal year in which the adjustment was determined and two equal thirds in the next two immediate annual fiscal years. The amendment modified that distribution and established that the positive or negative adjustment corresponding to the first and second fiscal year beginning as of January 1, 2019, must be distributed as follows: one-sixth on the annual fiscal year in which the adjustment is determined and the remaining five-sixths in the next five immediate fiscal periods. On the other hand,

100% of the adjustment may be deducted in the year in which it is determined for annual fiscal years beginning on January 1, 2021.

On December 31, 2019, Argentinian subsidiaries recorded the variations of their deferred tax assets and liabilities as a result of this increase in rates. The net charge stated in the profit and loss statement was ThUS$7,437.

f)    On November 6, 2019 and after its approval at an Extraordinary Shareholder’s Meeting, Enel Distribución Sao Paulo merged the assets and liabilities of its parent, Enel Brasil Investimentos Sudeste S.A. (“Enel Sudeste”). The merged assets include amounts related to the concessionaire’s intangibles, as well as the recognition of the deferred tax liability on the concessionaire’s intangibles mentioned above (see Note 6.2). Once the merger was carried out, the deferred tax obligations were reversed, since the differences between the tax and accounting base at the time of the acquisition of Enel Distribución Sao Paulo were equal and which will be written off  in the concessionaire’s future payments. As mentioned above, the company recognized a deferred tax benefit in earnings amounting to ThUS$ 553,225 for the 2019 fiscal year.

20.  OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2019 and 2018, is as follows:

	December 31, 2019		December 31, 2018
	Current	Non-Current	Current	Non-Current
Other Financial Liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Interest-bearing borrowings	1,478,831	4,889,422	1,642,504	4,621,855
Hedging derivatives (*)	9,500	1,036	5,595	13
Non-hedging derivatives (**)	1,720	—	—	—
Total	1,490,051	4,890,458	1,648,099	4,621,868

(*)See Note 22.2.a.

(**)See Note 22.2.b.

20.1   Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2019 and 2018 is as follows:

	December 31, 2019		December 31, 2018
	Current	Non-Current	Current	Non-Current
Classes of Interest-Bearing Borrowings	ThUS$	ThUS$	ThUS$	ThUS$
Secured bank loans	258,976	585,107	358,314	551,948
Unsecured bank loans	447,954	37,173	683,339	302,308
Unsecured obligations	264,634	3,357,885	441,946	2,626,127
Secured obligations	395,987	696,529	67,805	922,721
Leases obligations	81,643	108,624	35,667	86,306
Other obligations	29,637	104,104	55,433	132,445
Total	1,478,831	4,889,422	1,642,504	4,621,855

Bank loans by currency and contractual maturity as of December 31, 2019 and 2018 are as follows:

•	Summary of bank loans by currency and maturity

					Current			Non-Current
					Maturity			Maturity
		Effective Interest	Nominal Interest	Secured /	One to three months	Three to twelve months	Total Current 12/31/2019	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 12/31/2019
Country	Currency	Rate	Rate	Unsecured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	4.99%	2.67%	Unsecured	—	351,820	351,820	—	—	—	—	—	—
Chile	CLP	6.00%	6.00%	Unsecured	1	—	1	—	—	—	—	—	—
Peru	PEN	4.16%	4.10%	Unsecured	—	—	—	22,614	—	—	—	—	22,614
Brazil	US$	4.44%	4.16%	Secured	7,281	151,859	159,140	318,251	148,012		2,786		469,049
Brazil	BRL	6.70%	6.60%	Secured	7,458	92,378	99,836	27,916	26,338	15,975	10,576	35,253	116,058
Brazil	US$	4.66%	4.65%	Unsecured	495	60,534	61,029	—	—	—	—	—	—
Brazil	BRL	6.53%	6.52%	Unsecured	876	—	876	—	—	—	—	—	—
Colombia	COP	5.73%	5.61%	Unsecured	1,396	32,832	34,228	7,524	3,575	1,038	1,038	1,384	14,559
		Total			17,507	689,423	706,930	376,305	177,925	17,013	14,400	36,637	622,280

					Current			Non-Current
					Maturity			Maturity
		Effective Interest	Nominal Interest	Secured /	One to three months	Three to twelve months	Total Current 12/31/2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 12/31/2018
Country	Currency	Rate	Rate	Unsecured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	4.99%	3.36%	Unsecured	—	352,387	352,387	—	—	—	—	—	—
Chile	CLP	6.00%	6.00%	Unsecured	1	—	1	—	—	—	—	—	—
Perú	US$	3.52%	3.40%	Unsecured	424	—	424	—	—	—	—	—	—
Perú	PEN	3.78%	3.75%	Unsecured	35	25,857	25,892	—	22,192	—	—	—	22,192
Brazil	US$	4.36%	4.35%	Secured	7,818	303,104	310,922	271,452	203,283	—	—	—	474,735
Brazil	BRL	8.36%	8.20%	Secured	34,829	3,229	38,058	8,145	11,471	11,677	7,728	1,239	40,260
Brazil	US$	5.36%	5.35%	Unsecured	76,156	—	76,156	—	—	—	—	2,776	2,776
Brazil	BRL	8.84%	8.79%	Unsecured	41,402	89,825	131,227	83,115	74,681	41,167	11,582	36,462	247,007
Colombia	COP	6.37%	6.27%	Secured	—	9,334	9,334	4,619	9,238	9,238	9,238	4,620	36,953
Colombia	COP	6.21%	6.06%	Unsecured	66,549	30,703	97,252	28,604	1,729	—	—	—	30,333
		Total			227,214	814,439	1,041,653	395,935	322,594	62,082	28,548	45,097	854,256

•	Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2019 was ThUS$1,309,690 (ThUS$1,856,032 as of December 31, 2018). The borrowings have been classified as Level 2 fair value measurement based on the entry data used in the valuation techniques (see Note 3.h).

•	Identification of bank borrowings by company

											December 31, 2019
											Current				Non-Current
Taxpayer			Taxpayer					Effective Interest	Nominal Interest		Less than 90 days		More than 90 days	Total Current	One to two years		Two to three years		Three to four years		Four to five years		More than five years	Total Non- Current
ID No.	Company	Country	ID No.	Financial Institution		Country	Currency	Rate	Rate	Amortization	ThUS$		ThUS$	ThUS$	ThUS$		ThUS$		ThUS$		ThUS$		ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ITAU BBA INTERNATIONAL PLC		United Kingdom	US$	4.40%	4.39%	At Maturity	1,586		—	1,586	75,769	0	—	0	—	0	—	0	—	75,769
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	CITIBANK TRADE 51301 (II)		U.S.A	US$	3.59%	3.58%	At Maturity	8		—	8	97,075	0	—	0	—	0	—	0	—	97,075
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNP PARIBAS 4131		U.S.A	US$	8.74%	7.14%	At Maturity	3,411	0	—	3,411	—	0	99,436	0	—	0	—	0	—	99,436
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012 FINAME		Brazil	BRL	3.01%	3.00%	Monthly	522	0	1,539	2,061	2,053	0	2,053	0	855	0	—	0	—	4,961
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-A		Brazil	BRL	9.11%	8.93%	Monthly	1,524	0	1,514	3,038	—	0	—	0	—	0	—	0	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-B		Brazil	BRL	10.13%	9.93%	Monthly	1,525	0	1,514	3,039	—	0	—	0	—	0	—	0	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-F		Brazil	BRL	6.27%	6.13%	Monthly	33	0	98	131	—	0	—	0	—	0	—	0	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	SCOTIABANK 4131		Brazil	US$	3.21%	3.20%	Quarterly	620	0	53,436	54,056	—	0	—	0	—	0	—	0	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.		Colombia	COP	5.18%	5.09%	Bi-Annually	—	0	5,108	5,108	5,074	0	2,537	0	—	0	—	0	—	7,611
Foreign	Codensa	Colombia	Foreign	Banco de Bogotá		Colombia	COP	5.47%	5.36%	Monthly	20	0	—	20	692	0	1,038	0	1,038	0	1,038	0	1,384	5,190
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.		Colombia	COP	5.13%	5.03%	Quarterly	75	0	—	75	—	0	—	0	—	0	—	0	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.		Colombia	COP	5.18%	5.08%	Quarterly	64	0	—	64	—	0	—	0	—	0	—	0	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.		Colombia	COP	5.21%	5.11%	Quarterly	35	0	—	35	—	0	—	0	—	0	—	0	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.		Colombia	COP	5.13%	5.03%	Quarterly	126	0	123	249	—	0	—	0	—	0	—	0	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.		Colombia	COP	5.18%	5.08%	Quarterly	81	0	80	161	—	0	—	0	—	0	—	0	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.		Colombia	COP	5.21%	5.11%	Quarterly	77	0	77	154	—	0	—	0	—	0	—	0	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.		Colombia	COP	5.86%	5.74%	Quarterly	189	0	562	751	167	0	—	0	—	0	—	0	—	167
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.		Colombia	COP	5.78%	5.66%	Quarterly	97	0	272	369	158	0	—	0	—	0	—	0	—	158
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.		Colombia	COP	5.83%	5.71%	Quarterly	144	0	417	561	242	0	—	0	—	0	—	0	—	242
Foreign	Codensa	Colombia	Foreign	Banco Agrario		Colombia	COP	6.23%	6.09%	Quarterly	488	0	1,400	1,888	1,191	0	—	0	—	0	—	0	—	1,191
Foreign	Codensa	Colombia	Foreign	MUFG BANK LTD		Japan	COP	9.11%	8.82%	At Maturity	—	0	24,793	24,793	—	0	—	0	—	0	—	0	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 A		Brazil	BRL	9.11%	8.93%	Monthly	843	0	837	1,680	—	0	—	0	—	0	—	0	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 B		Brazil	BRL	10.13%	9.93%	Monthly	843	0	837	1,680	—	0	—	0	—	0	—	0	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 F		Brazil	BRL	6.27%	6.13%	Monthly	16	0	47	63	—	0	—	0	—	0	—	0	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 FINAME		Brazil	BRL	3.01%	3.00%	Monthly	261	0	768	1,029	1,024	0	1,024	0	512	0	—	0	—	2,560
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND D)		Brazil	US$	3.73%	3.72%	At Maturity	7	0	—	7	—	0	—	0	—	0	1,145	0	—	1,145
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND P)		Brazil	US$	6.39%	6.38%	At Maturity	21	0	—	21	—	0	—	0	—	0	1,641	0	—	1,641
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875		Brazil	BRL	6.59%	6.58%	Monthly	313	0	3,709	4,022	5,564	0	5,564	0	5,564	0	5,564	0	18,545	40,801
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875		Brazil	BRL	6.59%	6.58%	Monthly	282	0	3,342	3,624	5,012	0	5,012	0	5,012	0	5,012	0	16,708	36,756
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNP 4131		Brazil	BRL	4.42%	4.41%	Monthly	76		71,338	71,414	—		—		—		—		—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Credito del Perú		Perú	PEN	4.16%	4.10%	At Maturity	—	0	—	—	22,614	0	—	0	—	0	—	0	—	22,614
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	BNDES -FINAME CAPITAL DE GIRO		Brazil	BRL	9.89%	9.88%	Quarterly	245	0	4,703	4,948	8,062	0	8,062	0	4,032	0	—	0	—	20,156
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	CITIBANK 4131 CELG I		U.S.A	US$	4.16%	4.15%	At Maturity	812	0	—	812	145,407	0	—	0	—	0	—	0	—	145,407
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	SCOTIABANK 4131 CELG		U.S.A	US$	3.06%	1.95%	Quarterly	391	0	—	391	—	0	48,576	0	—	0	—	0	—	48,576
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	SCOTIABANK 4131 CELG II		U.S.A	US$	3.37%	3.36%	Quarterly	123	0	48,028	48,151	—	0	—	0	—	0	—	0	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	BNP 4131		France	US$	3.78%	3.77%	At Maturity	302	0	50,395	50,697	—	0	—	0	—	0	—	0	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BNP Paribas NY		U.S.A	US$	4.99%	2.67%	At Maturity	—	0	105,546	105,546	—	0	—	0	—	0	—	0	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Citibank N.A		U.S.A	US$	4.99%	2.67%	At Maturity	—	0	35,182	35,182	—	0	—	0	—	0	—	0	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Credit Agricole CIB		U.S.A	US$	4.99%	2.67%	At Maturity	—	0	35,182	35,182	—	0	—	0	—	0	—	0	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	JPMorgan Chase Bank		U.S.A	US$	4.99%	2.67%	At Maturity	—		35,182	35,182	—		—	0	—	0	—	0	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Sumitomo Mitsui Banking		U.S.A	US$	4.99%	2.67%	At Maturity	—		70,364	70,364	—		—		—		—		—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Societe Generale		U.S.A	US$	4.99%	2.67%	At Maturity	—		35,182	35,182	—		—		—		—		—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BBVA New York Branch		U.S.A	US$	4.99%	2.67%	At Maturity	—		35,182	35,182	—		—		—		—		—	—
94.271.000-3	Enel Américas S.A.	Chile	97036000-k	Linea sobregiro (banco santander)	|	Chile	CLP	6.00%	6.00%	At Maturity	1		—	1	—		—		—		—		—	—
Foreign	Enel Generación Fortaleza	Brazil	Foreign	Banco Citibank	|	U.S.A	US$	4.66%	4.65%	At Maturity	495		60,534	61,029	—		—		—		—		—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 1º Protocolo	|	Brazil	BRL	4.00%	4.00%	Monthly	253		—	253	—		—		—		—		—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 2º Protocolo	|	Brazil	BRL	5.24%	5.00%	Monthly	722		2,132	2,854	6,201		4,623		—		—		—	10,824
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	6ª Nota Promissória	|	Brazil	BRL	6.53%	6.52%	Monthly	876		—	876	—		—		—		—		—	—
Total											17,507		689,423	706,930	376,305		177,925		17,013		14,400		36,637	622,280

										December 31, 2018
										Current			Non-Current
Taxpayer			Taxpayer				Effective Interest	Nominal Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
ID No.	Company	Country	ID No.	Financial Institution	Country	Currency	Rate	Rate	Amortization	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	Banco Santander	Chile	US$	5.03%	5.02%	At Maturity	76,126	—	76,126	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	CITIBANK TRADE 53543 (III)	U.S.A	US$	1.91%	1.90%	At Maturity	31	37,119	37,150	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ITAU BBA INTERNATIONAL PLC	United Kingdom	US$	4.81%	4.80%	At Maturity	1,583	—	1,583	—	75,601	—	—	—	75,601
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	CITIBANK TRADE 51301 (II)	U.S.A	US$	3.77%	3.76%	At Maturity	31	—	31	—	97,220	—	—	—	97,220
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2011 FINAME	Brazil	BRL	8.84%	8.70%	Monthly	675	1,962	2,637	2,616	1,309	—	—	—	3,925
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012 FINAME	Brazil	BRL	3.04%	3.00%	Monthly	543	1,598	2,141	2,130	2,130	2,130	887	—	7,277
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-A	Brazil	BRL	9.69%	9.45%	Monthly	1,598	4,700	6,298	3,134	—	—	—	—	3,134
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-B	Brazil	BRL	10.71%	10.45%	Monthly	1,601	4,700	6,301	3,134	—	—	—	—	3,134
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-F	Brazil	BRL	6.82%	6.65%	Monthly	34	101	135	135	—	—	—	—	135
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2014 FINAME	Brazil	BRL	9.51%	9.50%	Monthly	319	893	1,212	1,191	1,191	1,191	1,191	—	4,764
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2014-A	Brazil	BRL	9.99%	9.75%	Monthly	1,989	5,731	7,720	7,642	7,642	—	—	—	15,284
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2014-B	Brazil	BRL	9.88%	9.87%	Monthly	2,407	7,126	9,533	9,501	9,501	—	—	—	19,002
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES A1- ITAÚ (IPCA)	Brazil	BRL	13.22%	13.21%	Quarterly	3,180	8,546	11,726	8,546	8,546	8,546	—	—	25,638
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES B1- ITAÚ (TJLP)	Brazil	BRL	10.91%	10.80%	Monthly	1,510	4,295	5,805	5,727	5,727	3,819	—	—	15,273
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES C1- ITAÚ (TJLP)	Brazil	BRL	10.93%	10.80%	Monthly	347	987	1,334	1,316	1,316	877	—	—	3,509
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES A2- BRADESCO (IPCA)	Brazil	BRL	12.69%	12.68%	Quarterly	1,959	5,472	7,431	5,472	5,472	5,472	—	—	16,416
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES B2- BRADESCO (TJLP)	Brazil	BRL	10.91%	10.80%	Monthly	966	2,749	3,715	3,665	3,665	2,443	—	—	9,773
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES C2- BRADESCO (TJLP)	Brazil	BRL	10.93%	10.80%	Monthly	222	632	854	842	842	561	—	—	2,245
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES A3- SANTANDER (IPCA)	Brazil	BRL	12.69%	12.68%	Quarterly	1,408	3,933	5,341	3,933	3,933	3,933	—	—	11,799
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES B3- SANTANDER (TJLP)	Brazil	BRL	10.91%	10.80%	Monthly	694	1,976	2,670	2,634	2,634	1,756	—	—	7,024
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES C3- SANTANDER (TJLP)	Brazil	BRL	10.92%	10.80%	Monthly	160	454	614	605	605	405	—	—	1,615
Foreign	Codensa	Colombia	Foreign	THE BANK OF TOKYO	Japan	COP	8.49%	8.32%	At Maturity	63,094	—	63,094	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	THE BANK OF TOKYO	Japan	COP	9.01%	8.82%	At Maturity	244	24,943	25,187	24,942	—	—	—	—	24,942
Foreign	Codensa	Colombia	Foreign	Banco de Bogota S.A.	Colombia	COP	6.90%	6.69%	Monthly	753	—	753	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco AV Villas	Colombia	COP	6.49%	6.30%	Quarterly	384	—	384	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	COP	6.55%	6.36%	Quarterly	200	385	585	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	COP	6.60%	6.40%	Quarterly	386	1,132	1,518	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.15%	5.03%	Quarterly	79	225	304	67	—	—	—	—	67
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.24%	5.12%	Quarterly	66	193	259	57	—	—	—	—	57
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.28%	5.16%	Quarterly	35	105	140	31	—	—	—	—	31
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.15%	5.03%	Quarterly	134	379	513	220	—	—	—	—	220
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.24%	5.12%	Quarterly	85	248	333	144	—	—	—	—	144
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.32%	5.20%	Quarterly	80	237	317	138	—	—	—	—	138
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.98%	5.82%	Quarterly	206	605	811	655	164	—	—	—	819
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.81%	5.66%	Quarterly	108	293	401	310	155	—	—	—	465
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.90%	5.75%	Quarterly	158	449	607	476	238	—	—	—	714
Foreign	Codensa	Colombia	Foreign	Banco Agrario	Colombia	COP	6.30%	6.13%	Quarterly	537	1,509	2,046	1,564	1,172	—	—	—	2,736
Foreign	Chinango S.A.C.	Perú	Foreign	Bank Of Nova Scotia	Perú	US$	3.52%	3.40%	Quarterly	424	—	424	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Banco Itaú CCB	Brazil	BRL	10.01%	10.00%	Annually	13,146	—	13,146	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BB AGRO)	Brazil	BRL	7.00%	6.93%	Annually	173	19,351	19,524	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Banco do Nordeste	Brazil	BRL	10.01%	10.00%	Monthly	1,374	—	1,374	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Banco Itaú (Nota Promissória)	Brazil	BRL	6.80%	6.79%	At Maturity	2,041	—	2,041	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 A	Brazil	BRL	9.69%	9.45%	Monthly	883	2,598	3,481	1,732	—	—	—	—	1,732
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 B	Brazil	BRL	10.71%	10.45%	Monthly	885	2,598	3,483	1,732	—	—	—	—	1,732
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 F	Brazil	BRL	6.82%	6.65%	Monthly	16	48	64	65	—	—	—	—	65
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 FINAME	Brazil	BRL	3.04%	3.00%	Monthly	271	797	1,068	1,064	1,063	1,063	532	—	3,722
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 14 A	Brazil	BRL	9.99%	9.75%	Monthly	1,186	3,419	4,605	4,558	4,558	—	—	—	9,116
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 14 B	Brazil	BRL	9.88%	9.87%	Monthly	1,412	4,182	5,594	5,574	5,574	—	—	—	11,148
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 14 FINAME	Brazil	BRL	9.51%	9.50%	Monthly	149	418	567	557	557	557	557	—	2,228
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND D)	Brazil	US$	3.76%	3.75%	At Maturity	9	—	9	—	—	—	—	1,141	1,141
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND P)	Brazil	US$	7.05%	7.04%	At Maturity	21	—	21	—	—	—	—	1,635	1,635
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875	Brazil	BRL	6.34%	6.33%	Monthly	137	300	437	3,009	4,513	4,513	4,513	19,554	36,102
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875	Brazil	BRL	6.34%	6.33%	Monthly	118	259	377	2,601	3,903	3,902	3,902	16,908	31,216
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	COP	6.37%	6.27%	Bi-Annually	—	9,334	9,334	4,619	9,238	9,238	9,238	4,619	36,952
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	BNP Paribas	U.S.A	US$	3.63%	3.63%	At Maturity	1,249	265,985	267,234	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Credito del Peru	Perú	PEN	4.16%	4.10%	At Maturity	35	—	35	—	22,192	—	—	—	22,192
Foreign	Enel Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	PEN	3.40%	3.40%	At Maturity	—	25,857	25,857	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0720L401	United Kingdom	US$	4.63%	4.62%	At Maturity	1,522	—	1,522	75,601	—	—	—	—	75,601
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0820L401	United Kingdom	US$	4.60%	4.59%	At Maturity	1,391	—	1,391	95,108	—	—	—	—	95,108
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0221L401	United Kingdom	US$	5.46%	5.45%	At Maturity	542	—	542	—	30,462	—	—	—	30,462
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0718L401	United Kingdom	US$	5.77%	5.76%	At Maturity	909	—	909	40,345	—	—	—	—	40,345
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	BNDES -FINAME CAPITAL DE GIRO	Brazil	BRL	10.06%	9.61%	Quarterly	167	—	167	4,965	8,368	8,368	4,184	—	25,885
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	CITIBANK 4131	U.S.A	BRL	7.41%	7.40%	At Maturity	33,561	—	33,561	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BNP Paribas NY	U.S.A	US$	4.99%	3.36%	At Maturity	—	105,000	105,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Citibank N.A	U.S.A	US$	4.99%	3.36%	At Maturity	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Credit Agricole CIB	U.S.A	US$	4.99%	3.36%	At Maturity	—	37,387	37,387	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	JPMorgan Chase Bank	U.S.A	US$	4.99%	3.36%	At Maturity	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Sumitomo Mitsui Banking	U.S.A	US$	4.99%	3.36%	At Maturity	—	70,000	70,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Societe Generale	U.S.A	US$	4.99%	3.36%	At Maturity	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BBVA New York Branch	U.S.A	US$	4.99%	3.36%	At Maturity	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	97036000-k	Linea sobregiro (banco santander)	Chile	CLP	6.00%	6.00%	At Maturity	1	—	1	—	—	—	—	—	—
Foreign	Enel Generación Fortaleza	Brazil	Foreign	Banco Citibank	U.S.A	US$	4.66%	4.65%	At Maturity	560	—	560	60,398	—	—	—	—	60,398
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 1º Protocolo	Brazil	BRL	4.00%	4.00%	Monthly	397	1,180	1,577	262	—	—	—	—	262
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 2º Protocolo	Brazil	BRL	11.98%	11.80%	Monthly	703	2,049	2,752	2,918	3,103	3,309	3,544	1,239	14,113
Total										227,214	814,439	1,041,653	395,935	322,594	62,083	28,548	45,096	854,256
•

20.2   Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of December 31, 2019 and 2018 is as follows:

•	Summary of unsecured liabilities by currency and maturity

				Current			Non-Current
				Maturity			Maturity
		Nominal Interest	Secured /	One to three months	Three to twelve months	Total Current 12/31/2019	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 12/31/2019
Country	Currency	Rate	Unsecured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.30%	Unsecured	—	4,471	4,471	—	—	—	—	586,224	586,224
Chile	UF	5.75%	Unsecured	—	6,228	6,228	6,543	3,223	—	—	—	9,766
Peru	US$	6.06%	Unsecured	418	10,002	10,420	—	—	—	—	10,001	10,001
Peru	PEN	6.26%	Unsecured	3,992	41,588	45,580	30,152	34,675	48,244	45,954	218,755	377,780
Brazil	BRL	7.33%	Unsecured	61,962	2,064	64,026	43,503	85,696	240,094	298,609	316,363	984,265
Colombia	COP	7.71%	Unsecured	33,128	100,781	133,909	307,641	264,755	232,874	134,501	450,078	1,389,849
Total				99,500	165,134	264,634	387,839	388,349	521,212	479,064	1,581,421	3,357,885

				Current			Non-Current
				Maturity			Maturity
		Nominal Interest	Secured /	One to three months	Three to twelve months	Total Current 12/31/2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 12/31/2018
Country	Currency	Rate	Unsecured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.30%	Unsecured	—	4,471	4,471	—	—	—	—	584,411	584,411
Chile	U.F.	5.75%	Unsecured	—	6,197	6,197	6,493	6,866	3,242	—	—	16,601
Peru	US$	6.64%	Unsecured	8,865	—	8,865	9,998	—	—	—	9,998	19,996
Peru	PEN	6.34%	Unsecured	11,201	58,856	70,057	38,466	29,589	34,028	47,343	194,670	344,096
Brazil	BRL	7.91%	Unsecured	39,767	45,425	85,192	45,523	91,691	45,152	31,142	87,900	301,408
Colombia	COP	7.44%	Unsecured	204,979	62,185	267,164	101,922	310,944	267,761	149,309	529,679	1,359,615
Total				264,812	177,134	441,946	202,402	439,090	350,183	227,794	1,406,658	2,626,127

•	Unsecured liabilities by company

										December 31, 2019
										Current			Non-Current
Taxpayer			Taxpayer	Financial			Effective Interest	Nominal Interest	Secured /	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
ID No.	Company	Country	ID No.	Institution	Country	Currency	Rate	Rate	Unsecured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	Bonds B12-13	Colombia	COP	8.83%	8.55%	No	648	—	648	—	—	—	—	58,860	58,860
Foreign	Codensa	Colombia	Foreign	Bonds B7-14	Colombia	COP	7.50%	7.30%	No	79	—	79	56,321	—	—	—	—	56,321
Foreign	Codensa	Colombia	Foreign	Bonds E4-16	Colombia	COP	7.70%	7.49%	No	96	27,398	27,494	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Bonds E5-17	Colombia	COP	7.39%	7.39%	No	4,959	—	4,959	—	82,198	—	—	—	82,198
Foreign	Codensa	Colombia	Foreign	Bonds E7-17	Colombia	COP	6.46%	6.31%	No	253	—	253	—	—	—	60,887	—	60,887
Foreign	Codensa	Colombia	Foreign	Bonds E7-18	Colombia	COP	6.74%	6.58%	No	900	—	900	—	—	—	—	60,887	60,887
Foreign	Codensa	Colombia	Foreign	Bonds B12-18	Colombia	COP	7.57%	7.36%	No	805	—	805	—	—	—	—	48,710	48,710
Foreign	Codensa	Colombia	Foreign	Bonds B5-18	Colombia	COP	6.77%	6.60%	No	751	—	751	—	—	59,365	—	—	59,365
Foreign	Codensa	Colombia	Foreign	Bonds E4-19	Colombia	COP	6.30%	6.16%	No	360	—	360	—	—	85,242	—	—	85,242
Foreign	Codensa	Colombia	Foreign	Bonds B10-19	Colombia	COP	7.53%	7.33%	No	306	—	306	—	—	—	—	60,887	60,887
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 5ª EMISSÃO - 1 SÉRIE (CEAR15)	Brazil	BRL	7.26%	7.25%	No	177	—	177	43,503	42,915	—	—	—	86,418
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 5ª EMISSÃO - 2 SÉRIE (CEAR25)	Brazil	BRL	10.99%	10.50%	No	98	—	98	—	—	21,525	18,447	—	39,972
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 6ª EMISSÃO - 1 SÉRIE (CEAR16)	Brazil	BRL	6.95%	6.95%	No	21	—	21	—	—	9,944	—	—	9,944
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 6ª EMISSÃO - 2 SÉRIE (CEAR26)	Brazil	BRL	10.02%	9.10%	No	179	—	179	—	—	—	36,218	33,388	69,606
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 7ª EMISSÃO - 1 SÉRIE (COCE17)	Brazil	BRL	6.48%	6.47%	No	1,400	—	1,400	—	42,781	43,142	—	—	85,923
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 7ª EMISSÃO - 1 SÉRIE (COCE27)	Brazil	BRL	8.22%	7.36%	No	2,752	—	2,752	—	—	—	76,539	—	76,539
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO CONTINENTAL Terc Prog 8va Emision Serie A	Perú	US$	6.44%	6.34%	No	273	—	273	—	—	—	—	10,001	10,001
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO CONTINENTAL Terc Prog 1ra Emision Serie A	Perú	PEN	6.41%	6.31%	No	—	12	12	—	7,538	—	—	—	7,538
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO SCOTIABANK Cuarto Prog 5ta Emision Serie A	Perú	US$	5.86%	5.78%	No	145	10,002	10,147	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 4ta Programa - 5ta misión Serie A	Perú	PEN	7.58%	7.44%	No	269	9,046	9,315	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 4ta Programa - 9na emisión Serie A	Perú	PEN	6.38%	6.28%	No	—	162	162	—	12,061	—	—	—	12,061
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 4ta Programa - 11ra emisión Serie A	Perú	PEN	6.15%	6.06%	No	—	127	127	—	—	—	—	15,076	15,076
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 4ta Programa - 13ra emisión Serie A	Perú	PEN	5.64%	5.56%	No	295	—	295	—	15,076	—	—	—	15,076
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 4ta Programa - 15va emision Serie A	Perú	PEN	5.06%	5.00%	No	—	89	89	—	—	—	—	12,061	12,061
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 4ta Programa - 12va emision Serie A	Perú	PEN	5.19%	5.13%	No	333	—	333	—	—	—	—	15,076	15,076
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 5to Programa - 1ra emision Serie A	Perú	PEN	6.86%	6.75%	No	359	15,075	15,434	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 5to Programa - 5ta emision Serie A	Perú	PEN	7.41%	7.28%	No	275	—	275	—	—	—	—	10,704	10,704
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 5to Programa - 1ra emision Serie B	Perú	PEN	6.61%	6.50%	No	—	15,185	15,185	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 5to Programa - 8va emision Serie A	Perú	PEN	7.51%	7.38%	No	—	148	148	—	—	—	—	18,091	18,091
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 5to Programa - 9na emision Serie A	Perú	PEN	6.90%	6.78%	No	—	449	449	30,152	—	—	—	—	30,152
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 5to Programa - 10ma emision Serie A	Perú	PEN	6.44%	6.34%	No	—	57	57	—	—	18,091	—	—	18,091
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 5to Programa - 2da emision Serie A	Perú	PEN	6.44%	6.34%	No	434	—	434	—	—	—	24,122	—	24,122
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 5to Programa - 19na emision Serie A	Perú	PEN	8.29%	8.12%	No	491	—	491	—	—	—	—	21,108	21,108
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 5to Programa - 20da emision Serie A	Perú	PEN	6.19%	6.09%	No	888	—	888	—	—	30,153	—	—	30,153
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 5to Programa - 21ma emision Serie A	Perú	PEN	6.09%	6.00%	No	—	284	284	—	—	—	21,832	—	21,832
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 6to Programa - 1 emision Serie A	Perú	PEN	5.80%	5.72%	No	—	225	225	—	—	—	—	30,152	30,152
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 6to Programa - 2 emision Serie A	Perú	PEN	5.45%	5.38%	No	—	446	446	—	—	—	—	30,152	30,152
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 6to Programa - 3 emision Serie A	Perú	PEN	5.99%	5.91%	No	—	283	283	—	—	—	—	39,198	39,198
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonds 6to Programa - 4 emision Serie A	Perú	PEN	5.13%	5.06%	No	648	—	648	—	—	—	—	27,137	27,137
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B15-09	Colombia	COP	10.16%	9.80%	No	231	—	231	—	—	—	16,897	—	16,897
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B12-09	Colombia	COP	10.17%	9.81%	No	667	—	667	27,271	—	—	—	—	27,271
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds exterior	Colombia	COP	9.11%	8.75%	No	2,333	—	2,333	27,152	—	—	—	—	27,152
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds quimbo	Colombia	COP	9.11%	8.75%	No	16,766	—	16,766	196,897	—	—	—	—	196,897
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10	Colombia	COP	7.50%	7.29%	No	347	—	347	—	91,293	—	—	—	91,293
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B15	Colombia	COP	7.62%	7.41%	No	235	—	235	—	—	—	—	60,844	60,844
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B12-13	Colombia	COP	8.94%	8.65%	No	556	—	556	—	—	—	—	110,458	110,458
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B16-14	Colombia	COP	8.15%	7.91%	No	493	—	493	—	—	—	—	49,432	49,432
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10-14	Colombia	COP	7.82%	7.60%	No	543	—	543	—	—	—	56,717	—	56,717
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-14	Colombia	COP	7.39%	7.20%	No	362	39,897	40,259	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-14	Colombia	COP	7.39%	7.20%	No	304	33,486	33,790	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B7-16	Colombia	COP	8.71%	8.44%	No	1,042	—	1,042	—	—	88,267	—	—	88,267
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds E6-16	Colombia	COP	7.59%	7.38%	No	92	—	92	—	91,264	—	—	—	91,264
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee Bonds due 2026	United States	US$	7.76%	6.60%	No	—	5	5	—	—	—	—	858	858
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Bonds UF 269	Chile	UF	7.02%	5.75%	No	—	6,228	6,228	6,543	3,223	—	—	—	9,766
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee Bonds due 2026	United States	US$	4.21%	4.00%	No	—	4,466	4,466	—	—	—	—	585,366	585,366
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	DEBENTURES 10 EMISSION (AMPL10)	Brazil	BRL	6.42%	6.42%	No	3,923	—	3,923	—	—	165,483	82,762	—	248,245
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 24ª EMISSÃO 1ª SÉRIE	Brazil	BRL	6.80%	6.79%	No	—	1,120	1,120	—	—	—	84,643	86,760	171,403
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 24ª EMISSÃO 2ª SÉRIE	Brazil	BRL	6.82%	6.27%	No	—	944	944	—	—	—	—	196,215	196,215
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	6ª Nota Promissória	Brazil	BRL	6.17%	6.17%	No	53,412	—	53,412	—	—	—	—	—	—
Total										99,500	165,134	264,634	387,839	388,349	521,212	479,064	1,581,421	3,357,885

										December 31, 2018
										Current			Non Current
Taxpayer			Taxpayer	Financial			Effective Interest	Nominal Interest	Secured /	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
ID No.	Company	Country	ID No.	Institution	Country	Currency	Rate	Rate	Unsecured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	Bonds B12-13	Colombia	COP	8.23%	7.99%	No	613	—	613	—	—	—	—	59,535	59,535
Foreign	Codensa	Colombia	Foreign	Bonds B7-14	Colombia	COP	6.92%	6.74%	No	74	—	74	—	56,967	—	—	—	56,967
Foreign	Codensa	Colombia	Foreign	Bonds E4-16	Colombia	COP	7.70%	7.49%	No	97	—	97	27,714	—	—	—	—	27,714
Foreign	Codensa	Colombia	Foreign	Bonds E2-17	Colombia	COP	7.04%	6.86%	No	49,481	—	49,481	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Bonds E5-17	Colombia	COP	7.39%	7.39%	No	5,016	—	5,016	—	—	83,141	—	—	83,141
Foreign	Codensa	Colombia	Foreign	Bonds E7-17	Colombia	COP	6.46%	6.31%	No	256	—	256	—	—	—	—	61,586	61,586
Foreign	Codensa	Colombia	Foreign	Bonds E7-18	Colombia	COP	6.74%	6.58%	No	910	—	910	—	—	—	—	61,586	61,586
Foreign	Codensa	Colombia	Foreign	Bonds B12-18	Colombia	COP	6.98%	6.80%	No	753	—	753	—	—	—	—	49,269	49,269
Foreign	Codensa	Colombia	Foreign	Interest Bonds B5- 18	Colombia	COP	6.18%	6.04%	No	696	—	696	—	—	—	60,046	—	60,046
Foreign	Enel Distribución Ceará S.A.	Brasil	Foreign	Debentures CEAR15	Brazil	BRL	7.34%	7.33%	No	226	—	226	—	45,152	45,152	—	—	90,304
Foreign	Enel Distribución Ceará S.A.	Brasil	Foreign	Debentures CEAR25	Brazil	BRL	10.31%	10.30%	No	36	—	36	—	—	—	20,821	18,375	39,196
Foreign	Enel Distribución Ceará S.A.	Brasil	Foreign	Nota Promissoria	Brazil	BRL	6.80%	6.79%	No	38,702	—	38,702	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brasil	Foreign	Debentures CEAR16	Brazil	BRL	7.50%	7.49%	No	26	—	26	—	—	—	10,321	—	10,321
Foreign	Enel Distribución Ceará S.A.	Brasil	Foreign	Debentures CEAR26	Brazil	BRL	11.10%	10.51%	No	166	—	166	—	—	—	—	69,525	69,525
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	6.41%	6.31%	No	—	12	12	—	—	7,397	—	—	7,397
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	6.38%	6.28%	No	228	7,397	7,625	—	—	—	—	—	—
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	US$	6.44%	6.34%	No	273	—	273	—	—	—	—	9,998	9,998
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	US$	7.93%	7.78%	No	8,447	—	8,447	—	—	—	—	—	—
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	5.87%	5.78%	No	145	—	145	9,998	—	—	—	—	9,998
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	6.86%	6.75%	No	352	—	352	14,795	—	—	—	—	14,795
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	5.80%	5.72%	No	221	—	221	—	—	—	—	29,589	29,589
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Microfondo	Perú	PEN	7.15%	7.03%	No	6,110	—	6,110	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	6.61%	6.50%	No	107	—	107	14,795	—	—	—	—	14,795
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	6.15%	6.06%	No	—	125	125			—		14,795	14,795
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Microfondo	Perú	PEN	5.64%	5.56%	No	290	—	290	—	—	14,795		—	14,795
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	5.06%	5.00%	No	87	—	87	—	—	—	—	11,836	11,836
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	5.19%	5.13%	No	326	—	326	—	—	—	—	14,795	14,795
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Interseguro	Perú	PEN	6.38%	6.28%	No	—	159	159	—	—	11,836	—	—	11,836
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	7.41%	7.28%	No	270	—	270	—	—	—	—	10,504	10,504
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Prima AFP	Perú	PEN	7.58%	7.44%	No	264	—	264	8,876	—	—	—	—	8,876
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	7.51%	7.38%	No	145	—	145	—	—	—	—	17,754	17,754
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	6.90%	6.78%	No	—	440	440	—	29,589	—	—	—	29,589
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	6.44%	6.34%	No	—	56	56	—	—	—	17,754	—	17,754
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	5.93%	5.84%	No	—	29,675	29,675	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	6.44%	6.34%	No	425	—	425	—	—	—	—	23,671	23,671
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	6.22%	6.12%	No	579	20,713	21,292	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	5.45%	5.38%	No	444	—	444	—	—	—	—	29,589	29,589
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	8.29%	8.12%	No	481	—	481	—	—	—	—	20,713	20,713
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	6.19%	6.09%	No	872	—	872	—	—	—	29,589	—	29,589
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	6.09%	6.00%	No	—	279	279	—	—	—	—	21,424	21,424
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B10-09	Colombia	COP	9.24%	8.94%	No	49,902	—	49,902	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B12-09	Colombia	COP	9.57%	9.24%	No	636	—	636	—	27,584	—	—	—	27,584
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B15-09	Colombia	COP	9.56%	9.24%	No	221	—	221	—	—	—	—	17,090	17,090
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-13	Colombia	COP	7.66%	7.45%	No	65	15,222	15,287	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-14	Colombia	COP	6.80%	6.64%	No	283	—	283	33,862	—	—	—	—	33,862
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds exterior	Colombia	COP	9.11%	8.75%	No	2,360	—	2,360	—	27,714	—	—	—	27,714
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo	Colombia	COP	9.11%	8.75%	No	16,958	—	16,958	—	198,679	—	—	—	198,679
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10	Colombia	COP	6.91%	6.73%	No	324	—	324	—	—	92,330	—	—	92,330
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10-14	Colombia	COP	7.23%	7.04%	No	509	—	509	—	—	—	—	57,362	57,362
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B12-13	Colombia	COP	8.43%	8.18%	No	526	—	526	—	—	—	—	111,716	111,716
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B15	Colombia	COP	7.03%	6.85%	No	220	—	220	—	—	—	—	61,538	61,538
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B16-14	Colombia	COP	7.56%	7.35%	No	464	—	464	—	—	—	—	49,997	49,997
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-13	Colombia	COP	7.66%	7.45%	No	201	46,963	47,164	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-14	Colombia	COP	6.80%	6.64%	No	338	—	338	40,346	—	—	—	—	40,346
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B3-16	Colombia	COP	6.87%	6.70%	No	72,999	—	72,999	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B7-16	Colombia	COP	8.11%	7.88%	No	984	—	984	—	—	—	89,263	—	89,263
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds E6-16	Colombia	COP	7.59%	7.38%	No	93	—	93	—	—	92,290	—	—	92,290
94.271.00-3	Enel Américas S.A.	Chile	97.036.000-k	Bonds UF 269	Chile	U.F	7.02%	5.75%	No	—	6,197	6,197	6,493	6,866	—	—	583,553	596,912
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonds due 2026	United States	US$	4.21%	4.00%	No	—	4,466	4,466	—	—	3,242	—	—	3,242
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonds due 2026	United States	US$	7.76%	6.60%	No	—	5	5	—	—	—	—	858	858
Foreign	Enel Distribución Sao Paulo	Brasil	Foreign	Bradesco DEBENTURES - 14 EMISSAO	Brazil	BRL	9.19%	8.07%	No	611	45,425	46,036	45,523	46,539	—	—	—	92,062
Total										264,812	177,134	441,946	202,402	439,090	350,183	227,794	1,406,658	2,626,127

20.3   Secured liabilities

The detail of Secured Liabilities by currency and maturity as for the years ended December 31, 2019 and 2018,  is as follows.

•	Summary of secured liabilities by currency and maturity

				Current			Non-Current
		Nominal	Secured /	Maturity		Total current	Maturity					Total Non- Current
Country	Currency	Interest Rate	Unsecured	One to three months	Three to twelve months	12-31-2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	12-31-2018
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Brazil	BRL	7.31%	Secured	11,275	384,712	395,987	194,043	192,045	192,727	19,628	98,086	696,529
Total				11,275	384,712	395,987	194,043	192,045	192,727	19,628	98,086	696,529

				Current			Non-Current
		Nominal	Secured /	Maturity		Total current	Maturity					Total Non- Current
Country	Currency	Interest Rate	Unsecured	One to three months	Three to twelve months	12-31-2017	One to two years	Two to three years	Three to four years	Four to five years	More than five years	12-31-2017
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Brazil	BRL	7.31%	Secured	16,266	51,539	67,805	154,273	180,705	178,330	255,098	154,315	922,721
Total				16,266	51,539	67,805	154,273	180,705	178,330	255,098	154,315	922,721

•	Secured liabilities by company

										December 31, 2019
										Current			Non-Current
Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Less than 90 days	More than 90 days	Total current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
										ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	DEBENTURES 9 EMISSION (AMPL19)	Brazil	BRL	6.80%	6.78%	Yes	226	148,960	149,186	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	3ª Nota Promissoria ITAÚ	Brazil	BRL	6.69%	6.68%	Yes	1,516	216,039	217,555	-	-	-	-	-	-
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	DEBÊNTURES 1ª EMISSÃO (EGVG11) - 1ª Série	Brazil	BRL	9.17%	8.17%	Yes	713	12,980	13,693	12,987	12,988	12,988	12,989	64,866	116,818
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	DEBÊNTURES 1ª EMISSÃO (EGVG21) - 2ª Série	Brazil	BRL	9.17%	8.17%	Yes	288	6,733	7,021	6,638	6,639	6,639	6,639	33,220	59,775
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 23ª EMISSÃO 1ª SÉRIE	Brazil	BRL	6.45%	6.43%	Yes	2,812	-	2,812	174,418	-	-	-	-	174,418
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 23ª EMISSÃO 2ª SÉRIE	Brazil	BRL	6.62%	6.60%	Yes	5,720	-	5,720	-	172,418	173,100	-	-	345,518
Total										11,275	384,712	395,987	194,043	192,045	192,727	19,628	98,086	696,529

										December 31, 2018
										Current			Non-Current
Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Less than 90 days	More than 90 days	Total current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
										ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brasil	Foreign	Bonos 1ª Serie 19	Brazil	BRL	7.39%	7.38%	Yes	390	-	390	154,273	-	-	-		154,273
Foreign	Enel Distribución Goias S.A.	Brasil	Foreign	ITAU - Nota Promissória 1º Emissão	Brazil	BRL	6.97%	6.96%	Yes	-	51,539	51,539	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brasil	Foreign	DEBÊNTURES - 23ª EMISSÃO 1ª SÉRIE	Brazil	BRL	7.11%	7.01%	Yes	3,567	-	3,567	-	180,705	-	-	-	180,705
Foreign	Enel Distribución Sao Paulo	Brasil	Foreign	DEBÊNTURES - 23ª EMISSÃO 2ª SÉRIE	Brazil	BRL	7.22%	7.19%	Yes	7,255	-	7,255	-	-	178,330	179,893	-	358,223
Foreign	Enel Distribución Sao Paulo	Brasil	Foreign	DEBÊNTURES - 23ª EMISSÃO 3ª SÉRIE	Brazil	BRL	8.24%	8.02%	Yes	5,054	-	5,054	-	-	-	75,205	154,315	229,520
Total										16,266	51,539	67,805	154,273	180,705	178,330	255,098	154,315	922,721

•	Fair value measurement and hierarchy

The fair value of current and non-current secured and unsecured liabilities as of December 31, 2019 totaled ThUS$4,877,583 (ThUS$4,151,256 as of December 31, 2018). These liabilities have been classified as Level 2 fair value measurement based on the entry data used in the valuation techniques used (see Note 3.h). It is important to note that these financial liabilities are measured at amortized cost (see Note 3 g.4).

•	Detail of lease obligations

								December 31, 2019
								Current			Non-Current
Taxpayer			Taxpayer	Financial			Nominal Interest	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
ID No.	Company	Country	ID No.	Institution	Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	INVERSIONES Y CONSTRUCCIONES 79 SAS (Pagador Alterno: Fidubogotá GE)	Colombia	COP	7.44%	118	356	474	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	INVERSIONES Y CONSTRUCCIONES 79 SAS (Pagador Alterno: Fidubogotá GE)	Colombia	COP	7.44%	35	105	140	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	ANA MARIA RESTREPO PEREA (33,33%)	Colombia	COP	7.44%	19	56	75	2	—	—	—	—	2
Foreign	Codensa	Colombia	Foreign	MARIA VICTORIA RESTREPO DE MARTINEZ (33,33%)	Colombia	COP	7.44%	19	56	75	2	—	—	—	—	2
Foreign	Codensa	Colombia	Foreign	LONDONO DE ARENAS MARIA DEL PILAR (25%)	Colombia	COP	7.44%	14	42	56	2	—	—	—	—	2
Foreign	Codensa	Colombia	Foreign	MARTINEZ ISAACS ROBERTO EDUARDO (8,34%)	Colombia	COP	7.44%	5	14	19	1	—	—	—	—	1
Foreign	Codensa	Colombia	Foreign	PATRIMONIOS AUTONOMOS FIDUCIARIA BOGOTA	Colombia	COP	7.39%	102	171	273	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	CASTRO OCHOA LUIS ANTONIO	Colombia	COP	7.71%	15	60	75	62	49	—	—	—	111
Foreign	Codensa	Colombia	Foreign	SITUANDO LTDA	Colombia	COP	7.56%	35	114	149	84	—	—	—	—	84
Foreign	Codensa	Colombia	Foreign	JULIO ALBERTO FLECHAS VEGA	Colombia	COP	7.44%	7	21	28	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	PAEZ RUIZ Y ASOCIADOS LTDA	Colombia	COP	7.60%	14	50	64	52	—	—	—	—	52
Foreign	Codensa	Colombia	Foreign	ACCI S.A.S	Colombia	COP	7.99%	40	190	230	151	163	176	53	—	543
Foreign	Codensa	Colombia	Foreign	SITUANDO LTDA	Colombia	COP	7.40%	31	62	93	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	CONSTRUCCIONES E INVERSIONES AMC S.A.	Colombia	COP	7.80%	12	50	62	48	52	14	—	—	114
Foreign	Codensa	Colombia	Foreign	CANALES ANDRADE Y CIA SAS	Colombia	COP	7.57%	25	83	108	68	—	—	—	—	68
Foreign	Codensa	Colombia	Foreign	MERCURIO CENTRO COMERCIAL	Colombia	COP	7.57%	1	4	5	3	—	—	—	—	3
Foreign	Codensa	Colombia	Foreign	PATRIMONIOS AUTONOMOS FIDUCIARIA BOGOTA	Colombia	COP	7.93%	112	510	622	431	465	502	—	—	1,398
Foreign	Codensa	Colombia	Foreign	MUNOZ HERMANOS FYN Y COMPANIA SAS	Colombia	COP	7.87%	6	27	33	24	44	—	—	—	68
Foreign	Codensa	Colombia	Foreign	MUNOZ HERMANOS FYN Y COMPANIA SAS	Colombia	COP	7.87%	6	26	32	23	42	—	—	—	65
Foreign	Codensa	Colombia	Foreign	CALDWELL MANAGEMENT SAS	Colombia	COP	7.56%	52	175	227	142	—	—	—	—	142
Foreign	Codensa	Colombia	Foreign	Interconexión Eléctrica S.A. E.S.P.	Colombia	COP	7.88%	15	170	185	25	27	29	32	860	973
Foreign	Codensa	Colombia	Foreign	MINISTERIO DEFENSA NAL EJERCITO NAC	Colombia	COP	7.72%	12	91	103	49	39	—	—	—	88
Foreign	Codensa	Colombia	Foreign	NEARDENTAL S.A.S	Colombia	COP	7.40%	9	14	23	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Americas Business Process Services S.A	Colombia	COP	7.59%	9	30	39	28	—	—	—	—	28
Foreign	Codensa	Colombia	Foreign	Americas Business Process Services S.A	Colombia	COP	7.59%	23	77	100	74	—	—	—	—	74
Foreign	Codensa	Colombia	Foreign	TRANSPORTES ESPECIALES FSG	Colombia	COP	7.10%	6	17	23	23	3	—	—	—	26
Foreign	Codensa	Colombia	Foreign	Equirent S.A.	Colombia	COP	9.52%	11	19	30	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Mareauto Colombia SAS	Colombia	COP	12.09%	223	672	895	92	—	—	—	—	92
Foreign	Codensa	Colombia	Foreign	Transportes Especiales Aliados S.A.S	Colombia	COP	12.50%	69	220	289	214	—	—	—	—	214
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BANCO INTERBANK	Perú	PEN	5.97%	642	1,953	2,595	2,691	2,857	—	—	—	5,548
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BANCO INTERBANK	Perú	PEN	5.32%	103	308	411	431	339	116	—	—	886
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BANCO CONTINENTAL	Perú	PEN	4.23%	—	4,932	4,932	6,801	7,085	3,650	—	—	17,536
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BuildingInmuebles Panamericana S.A.	Perú	PEN	4.95%	51	156	207	217	228	240	252	87	1,024
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BuildingMZ-Inmobiliaria & Desarrolladora S.A.	Perú	PEN	4.46%	10	29	39	10	—	—	—	—	10
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	PEN	4.19%	16	26	42	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	PEN	4.19%	7	4	11	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	FM EDIFICACIONES	Perú	PEN	4.83%	4	11	15	16	16	10	—	—	42
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	PEN	4.51%	31	87	118	129	97	—	—	—	226
Foreign	Enel Generación Piura S.A.	Perú	Foreign	BANCO DE CREDITO DEL PERU	Perú	US$	5.68%	1,981	18,315	20,296	—	—	—	—	—	—
Foreign	Enel Generación Piura S.A.	Perú	Foreign	BANCO DE CREDITO DEL PERU	Perú	PEN	5.58%	687	6,354	7,041	—	—	—	—	—	—
Foreign	Enel Generación Piura S.A.	Perú	Foreign	SCOTIABANK PERU	Perú	US$	3.70%	2,427	7,181	9,608	9,574	2,394	—	—	—	11,968
Foreign	Enel Generación Piura S.A.	Perú	Foreign	BANCO DE CREDITO DEL PERU	Perú	US$	3.63%	607	1,840	2,447	1,252	—	—	—	—	1,252
Foreign	Enel Generación Piura S.A.	Perú	Foreign	RENTING SAC	Perú	PEN	7.57%	9	26	35	21	—	—	—	—	21
Foreign	Enel Generación Piura S.A.	Perú	Foreign	BBVA CONTINENTAL	Perú	US$	2.84%	1	—	1	556	568	—	—	—	1,124
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Equirent S.A.	Colombia	COP	11.02%	5	10	15	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Mareauto Colombia S.A.S	Colombia	COP	11.02%	19	44	63	15	—	—	—	—	15
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Jairo Alberto Baquero Prada	Colombia	COP	7.00%	10	22	32	25	—	—	—	—	25
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Patrimonios Autonomos Fiduciaria Bogota	Colombia	COP	8.00%	52	162	214	230	249	268	118	—	865
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Caldwell Management Sas	Colombia	COP	8.00%	53	154	207	163	—	—	—	—	163
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Gestión Inmobiliaria MIC S.A.S	Colombia	COP	7.00%	3	8	11	2	—	—	—	—	2
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Compañía Naviera del Guavio Ltda.	Colombia	COP	7.00%	57	19	76	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Transportes Especiales FSG	Colombia	COP	7.00%	198	614	812	870	75	—	—	—	945
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AVIS Mareauto Colombia S.A.S	Colombia	COP	13.00%	5	15	20	23	2	—	—	—	25
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AVIS Mareauto Colombia S.A.S	Colombia	COP	13.00%	3	3	6	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Neardental S.A.S	Colombia	COP	7.00%	12	9	21	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	CASTELLO BRANCO OFFICE PARK - FUNDO DE INVESTIMENTO IMOBILIÁRIO (50%) / CSHG REAL ESTATE - FUNDO DE INVESTIMENTO IMOBILIÁRIO (50%)	Brazil	BRL	10.55%	777	1,216	1,993	1,768	1,955	2,162	2,390	5,819	14,094
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	MICHEL ESPER SAAD JUNIOR / SELMA MICHEL SAAD / DORA SAAD	Brazil	BRL	10.32%	81	154	235	224	247	133	—	—	604
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	SIFONT - COMÉRCIO DE PRODUTOS ADESIVOS LTDA - PPE / DAISAN CONSULTORIA E NEGÓCIOS IMOBILIÁRIOS LTDA	Brazil	BRL	10.10%	25	42	67	62	68	75	82	115	402
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	GABRIEL CHUCAIR / SANDRA REGINA MARQUES PEREIRA CHUCAIR / EDUARDO CHUCAIR / MAURÍCIO CHUCAIR	Brazil	BRL	9.35%	50	104	154	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JOAQUIM VICENTE MARTINS / MARIA FERNANDA DOS SANTOS MARTINS	Brazil	BRL	4.01%	26	—	26	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DINARTEK ADMINISTRAÇÃO E PARTICIPAÇÃO	Brazil	BRL	7.11%	21	45	66	64	—	—	—	—	64
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	LUIZ ROBERTO GIL CONSULTORIA	Brazil	BRL	9.35%	9	17	26	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	RECOLOR MERCANTIL LTDA	Brazil	BRL	9.89%	22	40	62	58	31	—	—	—	89
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FADL IBRAHIM MADJOUB / WADAD ABDUL MANDJOUB	Brazil	BRL	4.01%	10	—	10	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ROGERIO PEREIRA DA SILVA / SIMONE DA SILVA	Brazil	BRL	4.01%	5	—	5	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	CONSTRUTORA AVILA DE AZEVEDO EIRELI	Brazil	BRL	9.89%	3	7	10	10	6	—	—	—	16
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FABIO HIROYUKI OGAWA / MÔNICA HITOMI KONDO	Brazil	BRL	9.34%	2	5	7	4	—	—	—	—	4
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FRANCISCO PERINE	Brazil	BRL	9.35%	2	3	5	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	SERGIO PEREIRA LEITE	Brazil	BRL	9.34%	4	9	13	7	—	—	—	—	7
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JOSÉ CARLOS RIBEIRO / ANA CLÁUDIA LAPORTE RIBEIRO	Brazil	BRL	9.35%	2	2	4	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	M.O. INCORPORAÇÕES & PARTICIPAÇÕES LTDA.	Brazil	BRL	9.89%	1	3	4	4	3	—	—	—	7
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	EMILIANA RIBEIRO / SUZANA APARECIDA RIBEIRO / VICTOR JESUS RIBEIRO / JOSEPH AUGUSTO RIBEIRO	Brazil	BRL	9.34%	3	6	9	5	—	—	—	—	5
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	LOURIVAL ASSUNÇÃO DE ABREU	Brazil	BRL	9.89%	2	5	7	7	5	—	—	—	12
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DHL LOGISTICS LTDA	Brazil	BRL	10.32%	104	214	318	311	343	313	—	—	967
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JSL LOCAÇÕES LTDA	Brazil	BRL	8.97%	13	9	22	—	—	—	—	—	—

Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	CSC COMPUTER SCIENCES BRASIL S.A.	Brazil	BRL	8.97%	157	432	589	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DIRCE GONÇALVES GOMES	Brazil	BRL	11.25%	11	18	29	26	29	32	20	—	107
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FRANCISCO FREXOSO SALAZAR	Brazil	BRL	11.25%	6	11	17	17	19	21	13	—	70
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DARCIO ANTONIO LEARDINI / RITA DE CASSIA PONTIERI LEARDINI / VINICIUS LEARDINI / PATRICIA LEARDINI SOUZA / MURILO LEARDINI	Brazil	BRL	11.25%	6	12	18	18	20	22	12	—	72
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JOSÉ HENRIQUE DOS SANTOS SOUSA / JOSÉ ANTUNES GOMES DE SOUSA	Brazil	BRL	8.43%	1	3	4	4	5	5	2	—	16
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	MARIA ANGELA RODRIGUES LODO MOTA	Brazil	BRL	11.25%	1	2	3	3	3	3	2	—	11
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	HONÓRIO PEREIRA DOMINGUES	Brazil	BRL	11.25%	1	2	3	3	3	4	2	—	12
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	EDNEIA DE SOUZA SOARES	Brazil	BRL	8.43%	1	2	3	3	4	4	1	—	12
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	MADALENA OLIVEIRA DA SILVA / RENAN OLIVEIRA SILVA / SULIVAN OLIVEIRA SILVA	Brazil	BRL	11.25%	1	2	3	3	4	4	2	—	13
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ADAQUIR PRISCO	Brazil	BRL	11.25%	2	4	6	5	6	6	3	—	20
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	NEWTON PEREIRA DA SILVA	Brazil	BRL	8.43%	2	5	7	7	8	8	3	—	26
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DALMAS PARTICIPAÇÕES LTDA.	Brazil	BRL	11.25%	5	9	14	13	14	16	10	—	53
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ACG PROJETOS & DECORAÇÕES LTDA	Brazil	BRL	11.25%	4	7	11	10	11	12	9	—	42
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ADA MARIA VASONE / OLGA MARIA VASONE DE CASTRO CONDE / PATRICIA MARIA VASONE SPINGOLA / ARMANDO VASONE FILHO	Brazil	BRL	8.43%	10	20	30	29	31	34	3	—	97
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FUNDAÇÃO PADRE ANCHIETA - CENTRO PAULISTA DE RÁDIO TV EDUCATIVAS	Brazil	BRL	10.32%	71	137	208	199	220	200	—	—	619
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	RUJO CONSTRUÇÕES E EMPREENDIMENTOS IMOBILIÁRIOS LTDA	Brazil	BRL	11.25%	13	20	33	30	33	37	20	—	120
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	TIVIT TERCEIRIZAÇÃO DE PROCESSOS, SERVIÇOS E TECNOLOGIA S.A.	Brazil	BRL	8.93%	1,216	2,728	3,944	630	—	—	—	—	630
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	9.35%	33	157	190	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	9.89%	98	338	436	489	308	—	—	—	797
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ARVAL BRASIL LTDA.	Brazil	BRL	4.65%	647	—	647	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JSL S.A.	Brazil	BRL	9.45%	1,310	1,423	2,733	2,054	2,248	2,461	2,693	6,173	15,629
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JSL S.A.	Brazil	BRL	9.45%	408	458	866	660	723	791	866	1,716	4,756
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JSL S.A.	Brazil	BRL	4.65%	33	31	64	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JSL S.A.	Brazil	BRL	9.45%	52	55	107	79	87	95	104	260	625
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	MAESTRO LOCADORA DE VEÍCULOS S.A.	Brazil	BRL	7.28%	383	497	880	705	756	399	—	—	1,860
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	VAMOS LOCAÇÃO DE CAMINHÕES, MÁQUINAS E EQUIPAMENTOS LTDA	Brazil	BRL	7.28%	421	757	1,178	1,073	1,151	402	—	—	2,626
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DHL LOGISTICS LTDA	Brazil	BRL	13.39%	78	390	468	372	422	254	—	—	1,048
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	AGASUS S.A.	Brazil	BRL	6.57%	353	1,475	1,828	1,540	671	—	—	—	2,211
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BBVA	Perú	US$	3.38%	—	1,269	1,269	3,873	—	—	—	—	3,873
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.12%	10	18	28	—	—	—	—	—	—
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.12%	3	9	12	6	—	—	—	—	6
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.31%	2	4	6	—	—	—	—	—	—
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.11%	2	1	3	—	—	—	—	—	—
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.11%	4	8	12	—	—	—	—	—	—
Foreign	Enel Generación Perú S.A.	Perú	Foreign	ELIAS MARCELO LAOS HUAMAN	Perú	US$	2.23%	6	19	25	22	—	—	—	—	22
Foreign	Enel Generación Perú S.A.	Perú	Foreign	FM EDIFICACIONES	Perú	US$	4.83%	3	10	13	5	5	3	—	—	13
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTING S.A.C.	Perú	PEN	5.45%	2	7	9	7	—	—	—	—	7
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.51%	8	23	31	34	25	—	—	—	59
Foreign	EGP Cachoeira Dourada S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.04%	1	3	4	—	—	—	—	—	—
Foreign	EGP Cachoeira Dourada S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	12	8	20	11	7	—	—	—	18
Foreign	ENEL BRASIL S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.04%	10	23	33	—	—	—	—	—	—
Foreign	ENEL BRASIL S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	79	55	134	77	47	—	—	—	124
Foreign	ENEL BRASIL S.A.	Brazil	Foreign	EL CORTE INGLES	Spain	EUR	0.10%	5	—	5	—	—	—	—	—	—
Foreign	ENEL BRASIL S.A.	Brazil	Foreign	COLUNA IMOBILIÁRIA LTDA	Brazil	BRL	9.35%	87	6	93	—	—	—	—	—	—
Foreign	ENEL X BRASIL	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	10	22	32	31	19	—	—	—	50
Foreign	ENEL X BRASIL	Brazil	Foreign	PAULO ANDRADE DE SOUZA PINTO FILHO	Brazil	BRL	6.08%	13	30	43	—	—	—	—	—	—
Foreign	ENEL X BRASIL	Brazil	Foreign	BM LOGÍSTICA S.A.	Brazil	BRL	5.94%	13	29	42	17	—	—	—	—	17
Foreign	ENEL X BRASIL	Brazil	Foreign	VINICOLA DO VALE DO SÃO FRANCISCO	Brazil	BRL	13.11%	23	—	23	—	—	—	—	178	178
Foreign	ENEL X BRASIL	Brazil	Foreign	PMINAS BRASIL CONSTRUÇÃO CIVIL E SE	Brazil	BRL	8.97%	26	—	26	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	INTER EMPRENDIMENTOS IMOBILIARIOS L	Brazil	BRL	7.11%	9	13	22	18	8	—	—	—	26
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	VALDERLI LIMA CARDOSO	Brazil	BRL	4.77%	2	1	3	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	GABRIELA DA SILVA BRAGA	Brazil	BRL	5.57%	6	1	7	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	MAIANA DE FÁTIMA BEZERRA PINHEIRO	Brazil	BRL	6.04%	10	15	25	7	—	—	—	—	7
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	SJ ADMINISTRAÇÃO DE IMÓVEIS	Brazil	BRL	4.01%	4	—	4	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	VALTER FURTADO ADVOGADOS ASSOCIADOS	Brazil	BRL	4.01%	5	—	5	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	CARLOS NILBERTO LIMA VENANCIO	Brazil	BRL	7.11%	3	4	7	5	—	—	—	—	5
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	EXPEDITO FILHO XIMENES CARNEIRO	Brazil	BRL	6.08%	7	9	16	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	168	510	678	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	198	179	377	250	153	—	—	—	403
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	UNIMÓVEIS	Brazil	BRL	9.34%	2	2	4	2	—	—	—	—	2
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	ELUÍSIO SOARES DA SILVA	Brazil	BRL	7.11%	1	2	3	2	—	—	—	—	2
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNTELC - FUND. TELEDUCAÇÃO - CE	Brazil	BRL	6.08%	21	7	28	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	TELEVISAO VERDES MARES LTDA	Brazil	BRL	4.01%	9	1	10	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	LOK MOTORS	Brazil	BRL	8.97%	71	68	139	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	11	33	44	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	5	17	22	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	29	89	118	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	8	26	34	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	9	28	37	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	4	13	17	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	3	9	12	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	37	8	45	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FRANCISCO FELIPE DE SOUSA	Brazil	BRL	8.01%	2	2	4	3	4	4	4	3	18
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	F OLIVEIRA CORRETOR	Brazil	BRL	8.36%	5	6	11	8	9	10	11	4	42
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FRANCISCO DE ASSIS ROCHA RODRIGUES	Brazil	BRL	8.43%	5	7	12	10	10	11	1	—	32
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	MADELINE CORDEIRO CAVALCANTE	Brazil	BRL	12.71%	2	1	3	2	2	2	3	13	22
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	MARIA OTACIANA NOGUEIRA CASTRO	Brazil	BRL	8.01%	2	2	4	4	4	4	4	3	19
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	MARIA DAS GRACAS TIMBO D MARTINS	Brazil	BRL	9.56%	1	1	2	1	1	2	2	18	24
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FRANCISCO CANUTO LINS	Brazil	BRL	12.51%	4	3	7	5	5	6	6	22	44
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	PRIME PLUS LOCACAO VEICULOS E TRANS	Brazil	BRL	8.97%	48	8	56	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	LUIZA MARTINS CAVALCANTI	Brazil	BRL	6.30%	2	2	4	3	2	—	—	—	5
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	S.M. ALVES MOURA-ME	Brazil	BRL	6.30%	3	5	8	6	4	—	—	—	10
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BERTRANS BERTOTTI TRANSPORTES DE CARGAS SECAS	Brazil	BRL	9.89%	70	98	168	142	—	—	—	—	142
Foreign	Enel Cien S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	2	8	10	—	—	—	—	—	—
Foreign	Enel Cien S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	22	18	40	25	15	—	—	—	40
Foreign	Enel Cien S.A.	Brazil	Foreign	ELETROSUL CENTRAIS ELETRICAS S.A.	Brazil	BRL	5.81%	5	8	13	—	—	—	—	—	—
Foreign	Enel Cien S.A.	Brazil	Foreign	ELETROSUL CENTRAIS ELETRICAS S.A.	Brazil	BRL	6.50%	4	6	10	8	5	—	—	—	13

Foreign	Enel Distribución Río S.A.	Brazil	Foreign	VINÍCIUS ANJOS DE SOUZA	Brazil	BRL	10.55%	10	15	25	23	25	28	30	71	177
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MAURÍCIO MANHÃE DE LIMA	Brazil	BRL	7.11%	13	28	41	40	—	—	—	—	40
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MOACYR JOSÉ DA CRUZ	Brazil	BRL	5.34%	30	91	121	52	—	—	—	—	52
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	LEIDIMAR BELIENY DE CASTRO ANDRADE	Brazil	BRL	5.57%	7	—	7	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	JOSÉ CLAUDIO MACHADO	Brazil	BRL	9.89%	2	3	5	4	3	—	—	—	7
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	OLIVER DA SILVA BARRETO	Brazil	BRL	5.57%	3	—	3	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MOACYR JOSÉ DA CRUZ	Brazil	BRL	6.08%	40	33	73	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MAURO JOSÉ RODRIGUES FELGA	Brazil	BRL	10.55%	8	10	18	15	16	18	20	46	115
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.04%	24	74	98	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	265	550	815	773	473	—	—	—	1,246
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MARILENE DAFLON JAPOR TORRES	Brazil	BRL	9.89%	4	7	11	10	4	—	—	—	14
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	FUNDO DE INVESTIMENTO IMOBILIÁRIO PATRIMONIAL III	Brazil	BRL	8.54%	1,399	—	1,399	853	925	1,005	1,090	2,507	6,380
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	LIGIA RIBEIRO GARCIA DE REZENDE	Brazil	BRL	10.32%	2	2	4	3	4	3	—	—	10
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	OSWALDO CARDOSO LIMA	Brazil	BRL	5.34%	9	18	27	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	LUIZ ANTONIO SIQUEIRA GONÇALVES	Brazil	BRL	7.11%	3	6	9	8	—	—	—	—	8
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	CONSÓRCIO GDA SERVIÇOS DE TRANSPOR	Brazil	BRL	8.97%	184	217	401	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	JOSUÉ COUTO DE OLIVEIRA	Brazil	BRL	7.11%	1	2	3	3	1	—	—	—	4
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ALOYSIO DOS SANTOS ERTHAL	Brazil	BRL	7.30%	1	2	3	2	2	3	1	—	8
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MIGUEL GUERREIRO MARTINS	Brazil	BRL	6.30%	3	5	8	7	2	—	—	—	9
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	LOACIR ANTONIO DE CARVALHO	Brazil	BRL	4.01%	2	—	2	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ANTONIO EDUARDO SARKIS	Brazil	BRL	6.08%	8	8	16	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	NITERÓI EMPRESA DE LAZER E TURISMO S/A	Brazil	BRL	12.94%	2	2	4	3	4	4	5	34	50
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	LEONARDO CAMPOS	Brazil	BRL	10.32%	3	4	7	5	6	6	—	—	17
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	JOÃO LOPES MEZAVILLA JUNIOR	Brazil	BRL	12.51%	9	3	12	5	5	6	7	26	49
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ALICE ALT BITTENCOURT	Brazil	BRL	9.89%	6	7	13	10	7	—	—	—	17
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	FUNDAÇÃO CERJ DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	5.57%	19	—	19	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	JOÃO COELHO DE ALENCAR	Brazil	BRL	12.51%	11	11	22	17	19	21	24	90	171
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ISIDRO DA SILVA FERREIRA	Brazil	BRL	10.88%	1	3	4	5	5	6	6	30	52
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	AGNOS COMÉRCIO DE PARAF. LTDA	Brazil	BRL	9.34%	4	5	9	2	—	—	—	—	2
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	LUSIA GOMES JESUS	Brazil	BRL	9.34%	2	4	6	1	—	—	—	—	1
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	MARY CELMA ALVES DE ASSIS	Brazil	BRL	4.01%	3	1	4	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	JOSÉ FERNANDES DE CASTRO	Brazil	BRL	9.34%	1	1	2	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	EULER ANTÔNIO DE ARAÚJO	Brazil	BRL	9.35%	1	1	2	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ANA DA MOTA YESÃO GONÇALVES	Brazil	BRL	9.35%	4	3	7	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	22	68	90	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	194	159	353	224	137	—	—	—	361
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITA EMPRESA DE TRANSPORTES LTDA	Brazil	BRL	8.93%	821	1,835	2,656	853	—	—	—	—	853
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITA EMPRESA DE TRANSPORTES LTDA	Brazil	BRL	5.81%	17	45	62	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	RAMES ABRAHÃO BASÍLIO	Brazil	BRL	6.08%	31	15	46	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ANTÔNIO FRANCISCO DE MIRANDA	Brazil	BRL	9.35%	3	1	4	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	HEBERT CHAVES DE SOUZA	Brazil	BRL	9.35%	4	3	7	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ISABELLA FERNANDES/LETÍCIA FERNANDES	Brazil	BRL	6.04%	3	3	6	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	MARA LILIAM DE OLIVEIRA	Brazil	BRL	9.35%	2	1	3	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	SILVIO LUCIANO SAGGIN	Brazil	BRL	9.35%	4	3	7	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	VILMA ALVES PIM	Brazil	BRL	9.35%	6	4	10	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ANTÔNIO SERGIO MACHADO	Brazil	BRL	9.35%	1	—	1	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	SANT'ANA DINIZ & MOURA AGORPECUÁRIA LTDA.	Brazil	BRL	9.34%	30	47	77	16	—	—	—	—	16
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	JOÃO FRANCISCO DOURADO	Brazil	BRL	11.25%	2	3	5	4	5	5	—	—	14
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	NERCI BERNARDO DA COSTA	Brazil	BRL	11.25%	2	3	5	5	5	6	1	—	17
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FLÁVIO DE OLIVEIRA BRAGA	Brazil	BRL	8.01%	4	5	9	8	9	10	11	—	38
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	DANÚBIA DE FREITAS QUEIROZ	Brazil	BRL	5.34%	2	3	5	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ADAIR DEODORO SILVA	Brazil	BRL	8.01%	3	4	7	6	6	7	6	—	25
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	EDIVALDO GODOI DA SILVA	Brazil	BRL	7.30%	1	2	3	3	4	4	3	—	14
Foreign	Enel Generación Fortaleza	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.04%	1	3	4	—	—	—	—	—	—
Foreign	Enel Generación Fortaleza	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	11	7	18	10	6	—	—	—	16
Foreign	EDESUR	Argentina	Foreign	Sociedad de Hecho entre Del Toro Leonardo y Del Toro Domingo	Argentina	ARS	0.62%	—	7	7	7	—	—	—	—	7
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.50%	1	2	3	3	—	—	—	—	3
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	7.67%	3	5	8	14	15	1	—	—	30
94.271.000-3	Enel Américas S.A.	Chile	96.800.570-7	COMPAÑIA DE LEASING TATTERSALL S A.	Chile	UF	0.01%	2	9	11	8	—	—	—	—	8
Total								18,896	62,747	81,643	42,708	26,241	13,673	7,927	18,075	108,624

								December 31, 2018
								Current			Non-Current
Taxpayer			Taxpayer	Financial			Nominal Interest	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
ID No.	Company	Country	ID No.	Institution	Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	Mareauto Colombia SAS	Colombia	COP	11.78%	198	636	834	1,004	—	—	—	—	1,004
Foreign	Codensa	Colombia	Foreign	Equirent S.A.	Colombia	COP	9.54%	10	31	41	30	—	—	—	—	30
Foreign	Codensa	Colombia	Foreign	Transportes Especializados JR S.A.S.	Colombia	COP	9.48%	2	4	6	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Transportes Especializados Aliados S.A.S.	Colombia	COP	12.50%	62	141	203	565	—	—	—	—	565
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental	Perú	PEN	4.23%	—	—	—	2,946	3,073	3,210	1,657	—	10,886
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Interbank	Perú	PEN	5.97%	734	2,143	2,877	2,991	3,153	1,640	—	—	7,784
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Interbank	Perú	PEN	5.32%	94	288	382	403	424	448	—	—	1,275
Foreign	Enel Generación Piura S.A.	Perú	Foreign	Banco de Crédito	Perú	US$	5.68%	1,980	5,941	7,921	20,290	—	—	—	—	20,290
Foreign	Enel Generación Piura S.A.	Perú	Foreign	Banco de Crédito	Perú	PEN	5.58%	674	2,023	2,697	6,909	—	—	—	—	6,909
Foreign	Enel Generación Piura S.A.	Perú	Foreign	Banco Scotiabank	Perú	US$	3.70%	2,451	7,179	9,630	9,571	9,571	2,393	—	—	21,535
Foreign	Enel Generación Piura S.A.	Perú	Foreign	Banco de Crédito	Perú	US$	3.63%	581	1,774	2,355	2,442	1,252	—	—	—	3,694
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Equirent S.A.	Colombia	COP	7.70%	56	176	232	14	—	—	—	—	14
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Mareauto Colombia SAS	Colombia	COP	11.78%	19	59	78	39	—	—	—	—	39
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Transportes Especializados JR S.A.S.	Colombia	COP	11.69%	112	237	349	—	—	—	—	—	—
Foreign	Enel Distribucion Sao Paulo	Brazil	Foreign	AGAGUS	Brazil	BRL	30.85%	191	584	775	384	223	25	—	—	632
Foreign	Enel Distribucion Sao Paulo	Brazil	Foreign	JSL 1	Brazil	BRL	25.21%	642	2,126	2,768	1,468	1,052	281	365	1,503	4,669
Foreign	Enel Distribucion Sao Paulo	Brazil	Foreign	JSL 2	Brazil	BRL	28.64%	225	749	974	701	203	123	166	142	1,335
Foreign	Enel Distribucion Sao Paulo	Brazil	Foreign	JSL 3	Brazil	BRL	17.96%	31	102	133	79	—	—	—	—	79
Foreign	Enel Distribucion Sao Paulo	Brazil	Foreign	JSL 4	Brazil	BRL	28.41%	27	86	113	58	66	33	7	57	221
Foreign	Enel Distribucion Sao Paulo	Brazil	Foreign	MAESTRO	Brazil	BRL	19.50%	162	519	681	450	515	527	—	—	1,492
Foreign	Enel Distribucion Sao Paulo	Brazil	Foreign	DHL	Brazil	BRL	13.39%	116	370	486	292	331	376	389	—	1,388
Foreign	Enel Distribucion Sao Paulo	Brazil	Foreign	Arval	Brazil	BRL	24.90%	429	636	1,065	132	12	—	—	—	144
Foreign	Enel Distribucion Sao Paulo	Brazil	Foreign	Vamos	Brazil	BRL	8.39%	259	808	1,067	842	912	567	—	—	2,321
Total								9,055	26,612	35,667	51,610	20,787	9,623	2,584	1,702	86,306

•	Detail of other obligations

								December 31, 2019
								Current			Non-Current
Taxpayer			Taxpayer				Nominal Interest	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
ID No.	Company	Country	ID No.	Company	Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	ELETROBRAS 0244/2009	Brazil	BRL	6.00%	81	244	325	27	—	—	—	—	27
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	ELETROBRAS 0265/2009	Brazil	BRL	6.00%	106	319	425	319	—	—	—	—	319
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	ELETROBRAS 292/2010	Brazil	BRL	6.00%	89	266	355	355	207	—	—	—	562
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	ELETROBRAS 310/2010	Brazil	BRL	6.00%	100	301	401	402	402	335	—	—	1,139
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Mitsubishi (guaranteed debt)	Argentina	US$	0.25%	—	7,282	7,282	2,834	3,221	6,753	8,013	19,828	40,649
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FIDC Seriess A	Brazil	BRL	9.11%	3,526	7,992	11,518	11,022	11,022	5,403	—	—	27,447
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FIDC Serie B	Brazil	BRL	14.42%	2,113	3,659	5,772	5,522	5,522	2,194	—	—	13,238
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	Eletrobras	Brazil	BRL	6.00%	178	534	712	620	620	620	310	—	2,170
Foreign	ULL	Brazil	Foreign	Mútuo CelgPar 41211376/2014	Brazil	BRL	6.80%	748	2,099	2,847	2,058	2,260	2,475	2,705	9,055	18,553
		Total						6,941	22,696	29,637	23,159	23,254	17,780	11,028	28,883	104,104

								December 31, 2018
								Current			Non-Current
Taxpayer			Taxpayer				Nominal Interest	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
ID No.	Company	Country	ID No.	Company	Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Ceará (ex Coelce S.A.)	Brasil	Foreign	Eletrobras	Brazil	BRL	6.00%	472	1,363	1,835	1,565	1,145	632	348	—	3,690
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Mitsubishi (garanteed debt)	Argentina	US$	0.25%	—	14,322	14,322	4,200	6,643	7,142	8,242	14,002	40,229
Foreign	CELG Distribuição S.A.	Colombia	Foreign	Banco Santander	Spain	COP	6.15%	14,679	—	14,679	—	—	—	—	—	—
Foreign	CELG Distribuição S.A.	Brasil	Foreign	Eletrobras	Brazil	BRL	6.00%	185	554	739	690	690	690	690	345	3,105
Foreign	CELG Distribuição S.A.	Brasil	Foreign	Mútuo CelgPar 41211376/2014	Brazil	BRL	6.80%	732	2,040	2,772	2,060	2,256	2,466	2,689	12,665	22,136
Foreign	CELG Distribuição S.A.	Brasil	Foreign	FIDC Series A	Brazil	BRL	9.67%	3,733	6,614	10,347	10,437	10,437	10,437	4,605	—	35,916
Foreign	CELG Distribuição S.A.	Brasil	Foreign	FIDC Series B	Brazil	BRL	14.15%	2,164	6,046	8,210	7,682	7,682	7,682	4,323	—	27,369
Foreign	CELG Distribuição S.A.	Brasil	Foreign	ITAU - Promissory Note First Issuance	Brazil	BRL	6.96%	2,529	—	2,529	—	—	—	—	—	—
		Total						24,494	30,939	55,433	26,634	28,853	29,049	20,897	27,012	132,445

20.4 Hedged debt

The debt denominated in U.S. dollars for ThUS$29,474 held by the Group as of December 31, 2019, is related to future cash flow hedges for the Group’s U.S. dollar-linked operating revenues (ThUS$40,867 and ThUS$68,868 as of December 31, 2018 and 2017, respectively) (see Note 3.n).

The following table details changes in “Reserve for cash flow hedges” for the years ended December 31, 2019, 2018 and 2017, due to exchange differences from this debt:

	12-31-2019	12-31-2018	12-31-2017
	ThUS$	ThUS$	ThUS$
Balance in hedging reserves (hedging revenues) at the beginning of the year, net	(9,882)	(9,754)	(11,577)
Foreign currency exchange differences recorded in equity, net	424	(1,181)	2,311
Recognition of foreign currency exchange differences revenue, net	189	634	(78)
Foreign currency translation differences	(184)	419	(410)
Balance in hedging reserves (hedging revenues) at the end of the year, net	(9,453)	(9,882)	(9,754)

20.5   Other information

As of December 31, 2019, the Group has long-term, lines of credit available for use amounting to ThUS$706,000 (ThUS$1,000,000 as of December 31, 2018).

20.6   Future undiscounted debt flows

The following table shows the estimates of undiscounted cash flows by type of financial debt:

•	Summary of bank loans by currencies and maturities

			Current			Non-Current
			Maturity		Total Current 12/31/2019	Maturity					Total Non-Current 12/31/2019
		Nominal Interest	One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	3.33%	2,859	350,952	353,811	-	-	-	-	-
Peru	PEN	4.10%	235	704	939	23,080	-	-	-	-	23,080
Colombia	COP	5.61%	2,221	34,131	36,352	8,228	3,875	1,200	1,145	1,439	15,887
Brazil	US$	4.40%	6,217	298,443	304,660	322,374	49,552	140	2,827	-	374,893
Brazil	BRL	6.56%	11,071	32,956	44,027	39,125	129,934	22,224	13,671	37,964	242,918
Total			22,603	717,186	739,789	392,807	183,361	23,564	17,643	39,403	656,778

			Current			Non-Current
			Maturity		Total Current 12/31/2018	Maturity					Total Non-Current 12/31/2018
		Nominal Interest	One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	US$	3.36	2,999	351,000	353,999	—	—	—	—	—	—
Peru	US$	3.40%	422	—	422	—	—	—	—	—	—
Peru	PEN	3.75%	26,165	717	26,882	956	22,674				23,630
Colombia	COP	6.07%	68,134	44,924	113,058	41,705	12,869	10,420	9,741		74,735
Brazil	US$	4.53%	82,801	322,745	405,546	284,051	206,196	134	134	2,821	493,336
Brazil	BRL	8.59%	75,422	116,056	191,478	112,716	99,173	58,994	21,879	41,612	334,374

Total			255,943	835,442	1,091,385	439,428	340,912	69,548	31,754	44,433	926,075

•	Summary of secured and unsecured bonds by currency and maturity

			Current			Non-Current
			Maturity		Total Current 12/31/2019	Maturity					Total Non-Current 12/31/2019
		Nominal Interest	One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.30%	6,265	18,794	25,059	25,059	25,059	25,059	25,059	646,809	747,045
Chile	UF	5.75%	340	7,080	7,420	7,247	3,555	—	—	—	10,802
Peru	US$	6.06%	305	10,768	11,073	632	632	632	632	11,948	14,476
Peru	PEN	6.31%	6,444	57,879	64,323	51,881	54,694	65,866	61,329	283,798	517,568
Colombia	COP	7.18%	28,377	182,656	211,033	394,102	338,555	283,029	173,072	535,052	1,723,810
Brazil	BRL	7.34%	88,674	487,188	575,862	349,956	374,265	503,825	360,895	463,679	2,052,620
Total			130,405	764,365	894,770	828,877	796,760	878,411	620,987	1,941,286	5,066,321

			Current			Non-Current
			Maturity		Total Current 12/31/2018	Maturity					Total Non-Current 12/31/2018
		Nominal Interest	One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.30%	6,265	18,794	25,059	25,059	25,059	25,059	25,059	671,868	772,104
Chile	UF	5.75%	571	7,703	8,274	8,011	7,732	3,757	—	—	19,500
Peru	US$	6.64%	8,513	885	9,398	11,039	617	617	617	12,520	25,410
Peru	Soles	6.34%	12,238	74,973	87,211	59,512	47,306	50,068	61,039	258,872	476,797
Colombia	CP	7.44%	199,799	141,016	340,815	200,620	385,414	329,556	191,919	624,854	1,732,363
Brazil	Real	7.91%	61,663	164,272	225,935	283,858	339,053	274,230	322,022	267,150	1,486,313
Total			289,049	407,643	696,692	588,099	805,181	683,287	600,656	1,835,264	4,512,487

•	Summary of lease obligations by currency and maturity

			Current			Non-Current
			Maturity			Maturity
Segment country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current 12/31/2019	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12/31/2019
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Argentina	ARS	0.62%	4	10	14	8	-	-	-	-	8
Peru	US$	3.97%	5,688	29,899	35,587	16,035	3,178	13	-	-	19,226
Peru	PEN	5.10%	1,947	14,777	16,724	11,068	10,927	4,057	264	88	26,404
Colombia	COP	8.26%	1,819	4,866	6,685	3,215	1,384	1,056	550	1,084	7,289
Brazil	BRL	8.01%	12,973	24,711	37,684	23,324	18,660	14,356	11,592	17,770	85,702
Chile	UF	0.01%	3	8	11	8	-	-	-	-	8

Total			22,434	74,271	96,705	53,658	34,149	19,482	12,406	18,942	138,637

			Current			Non-Current
			Maturity			Maturity
Segment country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current 12/31/2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12/31/2018
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Peru	US$	4.34%	5,756	16,939	22,695	33,725	11,180	2,417	-	-	47,322
Peru	PEN	5.23%	1,944	5,748	7,692	14,398	7,223	5,492	1,671	-	28,784
Colombia	COP	9.60%	517	1,325	1,842	1,086	98	-	-	-	1,184
Brasil	BRL	20.35%	2,599	7,182	9,781	5,443	3,925	2,324	1,197	2,002	14,891

Total			10,816	31,194	42,010	54,652	22,426	10,233	2,868	2,002	92,181

•	Summary of other obligations by currency and maturity

			Current			Non-Current
			Maturity			Maturity
Segment country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current 12/31/2019	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12/31/2019
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Argentina	US$	0.25%	1,195	6,339	7,534	5,340	5,175	5,383	4,770	21,881	42,549
Brazil	BRL	7.54%	9,081	27,222	36,303	30,630	28,683	17,293	3,711	9,943	90,260
Colombia	COP	0.00%	-	-	-	-	-	-	-	-	-
Total			10,276	33,561	43,837	35,970	33,858	22,676	8,481	31,824	132,809

			Current			Non-Current
			Maturity			Maturity
Segment country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current 12/31/2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12/31/2018
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Argentina	US$	0.25%	2,091	12,576	14,667	2,783	10,911	4,115	4,136	20,515	42,460
Brazil	BRL	7.68%	10,293	30,195	40,488	35,824	33,141	29,992	18,085	14,742	131,784
Colombia	COP	6.15%	14,821	-	14,821	-	-	-	-	-	-
Total			27,205	42,771	69,976	38,607	44,052	34,107	22,221	35,257	174,244

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

The financial debt structure of the Group detailed by the mostly strongly hedged fixed and floating interest rates on total net debt, net of hedging derivative instruments, is as follows:

Gross position:

	12-31-2019	12-31-2018
	%	%
Fixed interest rate debt	39%	59%

21.2   Exchange rate risk

Exchange rate risks involve basically the following transactions:

•	Debt taken on by the Group’s companies that is denominated in a currency other than the currency in which its cash flows are indexed.

•	Payments to be made in a currency other than that in which its cash flows are indexed for the acquisition of project-related materials and for corporate insurance policies.
•	Income in Group companies directly linked to changes in currencies other than the currency of its cash flows.
•	Cash flows from foreign subsidiaries to the Chilean parent company which are exposed to exchange rate fluctuations.

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

As of December 31, 2019, 5.28 GWh of energy purchases had been settled, in order to cover the contracting portfolio.As of December 31, 2018, there were transactions of purchases of energy futures contracts for 5.28 GWh. Such purchases cover an energy sales contract in the wholesale market.

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

The projected needs mentioned above include maturities of financial debt net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives (see Notes 20 and 22).

As of December 31, 2019, the Group has ThUS$1,938,997 in cash and cash equivalents, and ThUS$706,000 in unconditionally available long-term lines of credit. As of December 31, 2018 the Group has cash and cash equivalents for ThUS$1,904,285 and unconditionally available lines of long-term credit for ThUS$1,000,000.

21.5   Credit risk

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

21.6   Risk measurement

The Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Company, thereby reducing volatility in the income statement.

The portfolio of positions included for purposes of calculating the present Value at Risk include:

•	Financial debt
•	Hedge derivatives for debt

The VaR determined represents the potential variation in value of the portfolio of positions described above in a quarter with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions,  including:

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

The quarter 95% confidence VaR number is calculated as the 5% percentile most adverse of the quarterly possible fluctuations.

Taking into consideration the assumptions previously described, the quarter VaR of the previously discussed positions was ThUS$361,000.

This value represents the potential increase of the Debt and Derivatives’ Portfolio, thus these VaR are inherently related, among other factors, to the Portfolio’s value at each quarter end.

22.  FINANCIAL INSTRUMENTS

22.1  Financial instruments, classified by type and category

a)	The detail of financial assets, classified by type and category, as of December 31, 2019 and 2018, is as follows:

	December 31, 2019
	Financial assets at fair value with changes in results	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$

Trade and other accounts receivable	—	3,520,826	—	—
Derivative instruments	232	—	—	18,276
Other financial assets	59,146	42,729	—	—
Total Current	59,378	3,563,555	—	18,276

Equity instruments	—	—	320	—
Trade and other accounts receivable	—	588,804	—	—
Derivative instruments	17,514	—	—	34,105
Other financial assets	2,652,134	345,738	—	—
Total Non-Current	2,669,648	934,542	320	34,105

Total	2,729,026	4,498,097	320	52,381

	December 31, 2018
	Financial assets at fair value with changes in results	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$

Trade and other accounts receivable	—	3,565,359	—	—
Derivative instruments	3,311	—	—	41,113
Other financial assets	128,956	37,013	—
Total Current	132,267	3,602,372	—	41,113

Equity instruments	—	—	753	—
Trade and other accounts receivable	—	908,160	—	—
Derivative instruments	13,344	—	—	56,385
Other financial assets	2,371,649	354,344
Total Non-Current	2,384,993	1,262,504	753	56,385

Total	2,517,260	4,864,876	753	97,498

b)    The detail of financial liabilities, classified by type and category, as of December 31, 2019 and 2018, is as follows:

	December 31, 2019
	Financial liabilities held for trading	Loans and payables	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$

Interest-bearing loans	—	1,478,831	—
Trade and other accounts payable	—	4,218,250	—
Derivative instruments	2,047	—	9,173
Total Current	2,047	5,697,081	9,173

Interest-bearing loans	—	4,889,422	—
Trade and other accounts payable	—	2,334,556	—
Derivative instruments	1,036	—	—
Total Non-Current	1,036	7,223,978	—

Total	3,083	12,921,059	9,173

	December 31, 2018
	Financial liabilities held for trading	Loans and payables	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$

Interest-bearing loans	—	1,642,504	—
Trade and other accounts payable	—	6,892,192	—
Other financial liabilities	380	—	5,215
Total Current	380	8,534,696	5,215

Interest-bearing loans	—	4,621,855	—
Trade and other accounts payable	—	930,891	—
Derivative instruments	—	—	13
Total Non-Current	—	5,552,746	13

Total	380	14,087,442	5,228

22.2Derivative instruments

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

a)            Assets and liabilities for hedge derivative instruments

As of December 31, 2019 and 2018, financial derivative qualifying as hedging instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2019				December 31, 2018
	Asset		Liability		Asset		Liability
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	—	12,400	317	—	442	—	1,599	—
Cash flow hedge	—	12,400	317	—	442	—	1,599	—
Exchange rate hedge:	18,508	39,219	9,183	1,036	43,982	69,729	3,996	13
Cash flow hedge	18,508	21,705	9,174	—	40,671	56,385	3,681	13
Fair value hedge	—	17,514	9	1,036	3,311	13,344	315	—
TOTAL	18,508	51,619	9,500	1,036	44,424	69,729	5,595	13

•	General information on hedge derivative instruments

Hedging derivative instruments and their corresponding hedged instruments are shown in the following table:

Type of Hedge Instrument	Description of hedged risk	Description of hedged item	Fair Value of Hedged Item 12-31-2019 ThUS$	Fair Value of Hedged Item 12-31-2018 ThUS$

SWAP	Interest rate	Bank loans	8,670	(567)
SWAP	Interest rate	Unsecured obligations (bonds)	—	(592)
SWAP	Exchange rate	Bank loans	48,930	109,551
FORWARD	Exchange rate	Operational Income	2,008	153

As of December 31, 2019 and 2018, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

For fair value hedges, the gain or losses on the hedging derivative instrument and on the underlying hedged item recognized during the years ended December 31, 2019 and 2018, is detailed in the following table:

	December 31, 2019		December 31, 2018
	Gains ThUS$	Losses ThUS$	Gains ThUS$	Losses ThUS$
Hedging derivative instrument	1,618	—	—	21,128
Underlying hedged item	381	—	1,218	—
TOTAL	1,999	—	1,218	21,128

b)Financial derivative instruments assets and liabilities at fair value through profit or loss

As of December 31, 2019 and 2018, financial derivative transactions recognized at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2019				December 31, 2018
	Assets		Liabilities		Assets		Liabilities
	Current ThUS$	Non-Current ThUS$	Current ThUS$	Non-Current ThUS$	Current ThUS$	Non-Current ThUS$	Current ThUS$	Non-Current ThUS$

Non-hedging derivative instrument (1)	1,523	1,720	-	-	23,584	—	-	—

(1)

Correspond to forward contracts entered into by the Group mainly to hedge foreign exchange risk related to dividends received or to be received from its foreign subsidiaries. Although, the hedge relationship has economic substance, they do not comply with all the hedging documentation requirements set forth by IFRS 9 Financial Instruments to qualify for hedge accounting.
c)	Other information on derivatives:

The following table sets forth the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2019 and 2018:

	December 31, 2019
		Notional amount
	Fair value	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Total
Financial Derivatives	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	12,083	—	—	49,619	—	—	—
Cash flow hedge	12,083	—	—	49,619	—	—	—
Exchange rate hedge:	47,508	385,662	315,082	49,619	—	—	750,363
Cash flow hedge	31,039	385,662	235,691	49,619	—	—	670,972
Fair value hedge	16,469	—	79,391	—	—	—	79,391
Derivatives not designated for hedge accounting	(198)	42,015	—	—	—	—	42,015
TOTAL	59,393	427,677	315,082	99,238	—	—	792,378

	December 31, 2018
		Notional Amount
	Fair value	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Total
Financial Derivatives	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	(1,157)	697,840	—	—	—	—	697,840
Cash flow hedge	(1,157)	697,840	—	—	—	—	697,840
Exchange rate hedge:	109,702	441,328	229,689	172,912	—	—	843,929
Cash flow hedge	93,362	369,655	229,689	90,327	—	—	689,671
Fair value hedge	16,340	71,673	—	82,585	—	—	154,258
Derivatives not designated for hedge accounting	23,584	577,390	—	—	—	—	577,390
TOTAL	132,129	1,716,558	229,689	172,912	—	—	2,119,159

The contractual maturities of hedging and non-hedging derivatives do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

22.3Fair value hierarchies

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.g.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	12-31-2019	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Financial derivatives designated as cash flow hedge	52,613	—	52,613	—
Financial derivatives designated as fair value hedge	17,514	—	17,514	—
Financial derivatives not designated for hedge accounting	1,522	—	1,522	—
Financial assets at fair value with changes in other comprehensive income	320	—	320	—
Financial assets at fair value through profit or loss	2,709,757	57,693	2,652,064	—
Total	2,781,726	57,693	2,724,033	—
Financial Liabilities
Financial derivatives designated as cash flow hedge	9,491	—	9,491	—
Financial derivatives designated as fair value hedge	1,045	—	1,045	—
Financial derivatives not designated for hedge accounting	1,720	—	1,720	—
Total	12,256	—	12,256	—

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	12-31-2018	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Financial derivatives designated as cash flow hedge	97,498	—	97,498	—
Financial derivatives designated as fair value hedge	16,655	—	16,655	—
Financial assets at fair value through profit or loss	23,584	—	23,584	—
Financial assets at fair value with changes in other comprehensive income	753	—	753
Financial assets at fair value through profit or loss	2,477,021	105,386	2,371,635	—
Total	2,615,511	105,386	2,510,125	—
Financial Liabilities
Financial derivatives designated as cash flow hedge	5,293	—	5,293	—
Financial derivatives designated as fair value hedge	315	—	315	—
Total	5,608	—	5,608	—

23.TRADE AND OTHER CURRENT AND NON-CURRENT PAYABLES

The detail of Trade and Other Current Payables as of December 31, 2019 and 2018 is as follows:

	Current		Non-Current
	12-31-2019	12-31-2018	12-31-2019	12-31-2018
Trade and Other Payables	ThUS$	ThUS$	ThUS$	ThUS$
Trade current payables
Energy suppliers	1,133,816	1,069,698	156,230	194,586
Fuel and gas suppliers	26,936	19,296	—	—
Payables for goods and services	960,395	908,269	4,410	12,094
Payables for assets acquisitions	17,051	109,457	10,868	15,066
Subtotal Trade Payables	2,138,198	2,106,720	171,508	221,746

Other payables
Dividends payable to non-controlling interests	255,632	218,424	—	—
Payables to CAMMESA (1) (3)	131,866	304,259	51,430	183,843
Penalties and complaints (2) (3)	31,325	164,123	93,464	—
Research and development	124,753	110,996	102,762	99,334
Taxes payables other than income tax	196,309	220,722	1,441	2,165
Accounts payables to employees	158,143	196,351	997	103
PIS/COFINS on VAT (payable to consumers) (4)	169,405	—	1,420,320
Regulatory Liabilities Brazilian Subsidiaries (5)	432,625	568,085	218,182	401,029
Agreement Enel Distribución Sao Paulo with Eletrobras (6)	85,219	—	253,108
Other payables	196,570	226,567	22,785	24,836
Subtotal other current payables	1,781,847	2,009,527	2,164,489	711,310

Total	3,920,045	4,116,247	2,335,997	933,056

See Note 21.4 for the description of the liquidity risk management policy.

(1)

As of December 31, 2019, the balance includes ThUS$115,067 from our subsidiary Edesur related to the payables for energy purchases from CAMMESA (ThUS$257,715 as of December 31, 2018). In addition, it included a total amount of ThUS$68,229 (ThUS$230,387 as of December 31, 2018) related to the agreements signed with CAMMESA for (i) financing the functional operational needs of the power generating plant of our subsidiary Enel Generación Costanera, (ii) financing the maintenance needs of the turbosteam generators in our subsidiary Dock Sud, and (iii) financing the Extraordinary Investment Plan our subsidiary Edesur.

(2)

Corresponds mainly to penalties and complaints that our Argentine subsidiary Edesur S.A. has received during the current and prior years from the regulatory agency due to business service quality, technical product quality, and public safety. These penalties have not been paid, as some were suspended under the Agreement Act signed in 2007 with the Argentine government, the amount of these penalties and complaints is updated in line with the adjustments to the value added from distribution as part of tariff reviews. As of December 31, 2019 as a result of application of ENRE Resolution No. 1/2016, the financial update of those penalties and complaints resulted in an  expense of ThUS$78,308  (ThUS$48,555 as of December 31, 2018).

(3)

On June 14, 2019, the Extraordinary Shareholders’ Meeting of Edesur ratified the agreement reached with the Government Secretariat of Energy (acting on behalf of the Argentine National State) in relation to the Regularization of Obligations. This agreement ended the outstanding reciprocal claims that arose in the 2006-2016 transition period. In this agreement, Edesur agreed to pay off remaining debts that arose in the above-mentioned transition period and committed to make investments in addition to those established in the Comprehensive Tariff Review for a total amount of ThUS$74,638 (approximately ARS 4,280 million). These expenses will be made over a maximum period of 5 years, and they are designed to contribute to the improvement, reliability and security of the service.

In turn, the Argentine National State agreed to assume Edesur’s obligations arising from debts related to loan agreements, energy purchases and corporate debts generated in the years 2017 and 2018, and it also committed to forgive sanctions payable to the Public Administration.  The total amount committed under these items is

ThUS$203,433 (approximately ARS 12,183 million), a reduction in liabilities that was accounted for as Other operating income (see Note 27).

(4)	See Note 10, discussing the recoverable PIS/COFINS Taxes.
(5)	See Note 11(i).
(6)

This corresponds to an agreement between Enel Distribución Sao Paulo and Eletrobrás ending a lawsuit between both parties dating from 1986. These amounts were duly provisioned (see Notes 24 and 34.3.b.32).

The detail of trade payables, both up to date and past due as of December 31, 2019 and 2018 are presented in Appendix 3.

24.PROVISIONS

a)	The detail of provisions as of December 31, 2019 and 2018, is as follows:

	Current		Non-Current
	12-31-2019	12-31-2018	12-31-2019	12-31-2018
Provisions	ThUS$	ThUS$	ThUS$	ThUS$

Provisions for legal proceedings (1)	250,030	387,763	872,521	1,303,973
Decommissioning or restoration (2)	32,325	30,245	96,984	57,475
Provision for environmental issues	632	1,044	609	721
Other provisions	3,065	3,811	6,213	1,807

Total	286,052	422,863	976,327	1,363,976

(1)	see Note 34.3.

(2)

These are mainly from Emgesa, whose restoration plan includes liabilities for 24 years from its inception, that is, a 4 year pilot project and then 20 years of execution of the proposed plan. Accordingly, there are irrevocable liabilities derived from the enviromental license that must be fulfilled during the project’s useful life.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the related matters.

b)	Changes in provisions for the years ended December 31, 2019 and 2018, are as follows:

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Provisions	ThUS$	ThUS$	ThUS$	ThUS$
Changes in Provisions
Balance as of January 1, 2019	1,691,736	87,720	7,383	1,786,839
Increase (decrease) in existing provisions (1)	(308,689)	46,020	12,631	(250,038)
Provision used	(155,974)	(10,196)	(8,178)	(174,348)
Increase from adjustment to time value of money	113,879	5,933	154	119,966
Foreign currency translation	(114,476)	(168)	(1,067)	(115,711)
Transfer to P&L	(103,925)	—	(404)	(104,329)
Total Changes in Provisions	(569,185)	41,589	3,136	(524,460)
Balance as of December 31, 2019	1,122,551	129,309	10,519	1,262,379

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Provisions	ThUS$	ThUS$	ThUS$	ThUS$
Changes in Provisions
Balance as of January 1, 2018	828,490	90,278	11,503	930,271
Increase (decrease) in existing provisions	331,820	14,798	(38,889)	307,729
Acquisition of Business combination	869,545	—	65,943	935,488
Provision used	(159,421)	(13,855)	(31,138)	(204,414)
Increase from adjustment to time value of money	143,917	2,997	280	147,194
Foreign currency translation	(232,915)	(6,498)	(316)	(239,729)
Transfer to P&L	(89,700)	—	—	(89,700)
Total Changes in Provisions	863,246	(2,558)	(4,120)	856,568
Balance as of December 31, 2018	1,691,736	87,720	7,383	1,786,839

(1)It includes reclassification made to Trade and other payables originating in an agreement between Enel Distribución Sao Paulo and Eletrobrás ending a lawsuit between both parties dating from 1986 (see Notes 23 and 34.3.b.32).

25.EMPLOYEE BENEFIT OBLIGATIONS

25.1 General information

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
•

Health Plan:  Pursuant to collective bargaining agreements, the companies provide a health plan to their workers. This benefit is granted to workers in the Brazilian (Enel Distribución Goiás, Enel Distribución Rio and Enel Distribución Ceará) and Colombian  (Emgesa and Codensa) companies.

b)	Other benefits

Five-year benefit: A benefit certain employees receive after 5 years and which begins to accrue from the second year onwards. This benefit is provided to Emgesa and Codensa employees.

Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period of 5 years.  This benefit is provided to Enel Américas employees.

Unemployment: A benefit paid regardless of whether the employee is fired or leaves voluntarily. This benefit is accrured on a daily basis and is paid at the time of contract termination (although the law allows for partial withdrawals for housing and education). This benefit is provided to Emgesa and Codensa employees.

Seniority bonuses in Peru: There is an agreement to give workers (“subject to the collective bargaining agreement”) an extraordinary bonus for years of service upon completion of the equivalent of five years of actual work based on the following:

Years of Service	Benefit
5, 10, 15	1 monthly salary
20	1.5 monthly salary
25, 30, 35, 40	2.5 monthly salaries

Education and Energy Plans: According to the collective bargaining Aareement, the Colombian companies Emgesa and Codensa grant education and electricity discount rates to their employees.

c)	Defined contribution benefits:

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability or death.

25.2   Details, changes and presentation in financial statements

a)	The post-employment obligations associated with defined benefits plans and the related plan assets as of December 31, 2019 and 2018:

Reconciliation with general ledger accounts:

	Balance as of
	12-31-2019	12-31-2018
	ThUS$	ThUS$

Long-term post-employment obligations	1,836,362	1,343,507
Pension plans	1,683,668	1,214,435
Health plans	123,534	101,895
Other plans	29,160	27,177

Total Post-Employment Obligations, Net	1,836,362	1,343,507

	Balance as of
	12-31-2019	12-31-2018
	ThUS$	ThUS$

Post-employment obligations	4,876,960	4,235,466
(-) Fair value of plan assets (*)	(3,090,862)	(2,919,501)

Total	1,786,098	1,315,965

Amount not recognized due to limit on Plan Assets Ceiling (**)	49,780	21,463
Minimum funding required (IFRIC 14) (***)	484	6,079

Total Post-Employment Obligations, Net	1,836,362	1,343,507

(*)      Plan assets to fund defined benefit plans only in our Brazilian subsidiaries (Enel Distribución Rio S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo S.A. and Enel Distribución Goiás).

(**)   In Enel Distribución Ceará S.A., certain pension plans currently have an actuarial surplus amounting to ThUS$49,780 as of December 31, 2019 (ThUS$21,463 as of December 31, 2018), which actuarial surplus was not recognized as an asset in accordance with IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, because the Complementary Social Security (SPC) regulations - CGPC Resolution No. 26/2008 states that the surplus can only be used by the sponsor if the contingency reserve on the balance sheet of Faelce (an institution providing pension funds exclusively to employees and retired employees of Enel Distribución Ceará S.A.) is at the maximum percentage (25% of reserves). This ensures the financial stability of the plan based on the volatility of these obligations. If the surplus exceeds this limit, it may be used by the sponsor to reduce future contributions or be reimbursed to the sponsor.

(***) In Enel Distribución Rio S.A. has been recognized in accordance with the provisions of IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction an additional liability as of December 31, 2019 for ThUS$484 (ThUS$6,079 as of December 31, 2018). This corresponds to actuarial debt contracts that the company signed with Brasiletros (an institution providing pension funds exclusively to employees and retired employees of Enel Distribución Rio S.A.). This was done to equalize deficits on certain pension plans, since the sponsor assumes responsibility for these plans, in accordance with current legislation.

b)    The following amounts were recognized in the consolidated statement of comprehensive income for the years ended December 31, 2019, 2018 and 2017:

	12-31-2019	12-31-2018	12-31-2017
Expense Recognized in Comprehensive Income	ThUS$	ThUS$	ThUS$
Current service cost for defined benefits plan	11,255	6,384	4,074
Interest cost for defined benefits plan	357,751	269,331	112,196
Interest income from the plan assets	(251,095)	(190,284)	(79,193)
Past service cost (credit)	(8,643)	(850)	5,923
Interest cost on asset ceiling components	2,016	4,373	4,305

Expenses recognized in Profit or Loss	111,284	88,954	47,305
Losses from remeasurement of defined benefit plans	576,143	177,527	4,941
Total expense recognized in Comprehensive Income	687,427	266,481	52,246

c)    The rollforward of net actuarial liabilities as of December 31, 2019 and 2018, are as follows:

Net Actuarial Liability	ThUS$
Balance as of January 1, 2018	388,931
Net interest cost	83,421
Service cost	6,383
Benefits paid	(15,778)
Contributions paid	(94,629)
Actuarial (gains) losses from changes in financial assumptions	272,123
Actuarial (gains) losses from changes in experience adjustments	71,519
Return on plan assets, excluding interest	(121,042)
Changes in the asset limit	(25,081)
Minimum finding required (IFRIC 14)	(19,992)
Past service credit defined benefit plan obligations	(850)
Defined benefit plan obligations from business combinations	870,687
Transfer of employees	88
Foreign currency translation differences	(72,273)
Balance as of December 31, 2018	1,343,507
Net interest cost	108,672
Service cost	11,255
Benefits paid	(12,668)
Contributions paid	(121,088)
Actuarial (gains) losses from changes in financial assumptions	678,722
Actuarial (gains) losses from changes in experience adjustments	144,140
Return on plan assets, excluding interest	(268,916)
Changes in the asset limit	27,679
Minimum finding required (IFRIC 14)	(5,483)
Past service credit defined benefit plan obligations	(8,643)
Transfer of employees	(153)
Foreign currency translation differences	(60,662)
Net actuarial liability as of December 31, 2019	1,836,362

d)    The balance and changes in post-employment defined benefit obligations as of December 31, 2019 and 2018 are as follows:

Actuarial Value of Post-employment Obligations	ThUS$
Balance as of January 1, 2018	1,063,551
Service cost	6,383
Interest cost	269,331
Contributions from plan participants	1,781
Actuarial (gains) losses from changes in financial assumptions	272,123
Actuarial (gains) losses from changes in experience adjustments	71,519
Foreign currency translation	(196,015)
Contributions paid	(275,600)
Past service credit defined benefit plan obligations	(850)
Defined benefit plan obligations from business combinations	3,023,155
Transfer of employees	88
Balance as of December 31, 2018	4,235,466
Service cost	11,255
Interest cost	357,751
Contributions from plan participants	2,295
Actuarial (gains) losses from changes in financial assumptions	678,722
Actuarial (gains) losses from changes in experience adjustments	144,140
Foreign currency translation	(171,481)
Contributions paid	(372,392)
Past service credit defined benefit plan obligations	(8,643)
Transfer of employees	(153)

Balance as of December 31, 2019	4,876,960

As of December 31, 2019, the post-employment benefit obligations are allocated as follows: 0.06% is from defined benefit plans in the Chilean holding company (0.06% as of December 31, 2018), 96.86% is from defined benefit plans in Brazilian companies (96.56% as of December 31, 2018), 2.66% is from defined benefit plans in Colombian companies (2.91% as of December 31, 2018), 0.29% is from defined benefit plans in Argentine companies (0.35% as of December 31, 2018), and the remaining 0.13% is from defined benefit plans in Peruvian companies (0.12% as of December 31, 2018).

Changes in the fair value of the benefit plan assets are as follows:

Fair Value of Plan Assets	ThUS$
Balance as of January 1, 2018	(751,669)
Interest income	(190,283)
Return on plan assets, excluding interest	(121,042)
Foreign currency translation differences	132,549
Employer contributions	(94,629)
Benefit paid	259,822
Benefits	(1,781)
Defined benefit plan assets from business combinations	(2,152,468)
Balance as of December 31, 2018	(2,919,501)
Interest income	(251,095)
Return on plan assets, excluding interest	(268,916)
Foreign currency translation differences	112,309
Employer contributions	(121,088)
Benefit	(2,295)
Benefits paid	359,724

Balance as of December 31, 2019	(3,090,862)

e)    The main categories of benefit plan assets are as follows:

	12-31-2019		12-31-2018
Category of Plan Assets	ThUS$	%	ThUS$	%
Equity instruments (variable income)	321,268	10.39%	233,854	8.01%
Fixed-income assets	2,557,928	82.76%	2,418,502	82.84%
Real estate investments	121,194	3.92%	145,879	5.00%
Other	90,472	2.93%	121,266	4.15%
Total	3,090,862	100%	2,919,501	100%

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

The following table sets forth the assets affected by the plans and invested in shares, leases and real estate owned by the Group.

	12-31-2019	12-31-2018
	ThUS$	ThUS$

Real Estate	28,776	30,405

Total	28,776	30,405

f)    Reconciliation of asset ceiling:

Reconciliation of Asset Ceiling	ThUS$
Balance as of January 1, 2018	47,918
Interest on assets not recognized	4,373
Other changes in assets not recognized due to asset limit	(25,081)
Foreign currency translation differences	(5,747)
Balance as of December 31, 2018	21,463
Interest on assets not recognized	2,016
Other changes in assets not recognized due to asset limit	27,679
Foreign currency translation differences	(1,378)
Total asset ceiling as of December 31, 2019	49,780

25.3Other revelations

•	Actuarial assumptions:

As of December 31, 2019 and 2018, the following assumptions were used in the actuarial calculation of defined benefit plans:

	Chile		Brazil		Colombia		Argentina		Peru
	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2019	12-31-2018

Discount rates used	3.40%	4.70%	6,13% - 7,38%	7.90% - 9.15%	5,81%- 5,85%	6.80%	49.42%	34.7% - 34.9%	4.30%	6.17%
Expected rate of salary increases	3.80%	3.80%	5.04%	5.04% - 6.08%	4.90%	5.00%	42.30%	28.3% -28.5%	4.00%	4.00%
Mortality tables	CB-H-2014 y RV-M-2014	CB-H-2014 RV-M-2014	AT 2000	AT 2000	RV 2008	RV 2008	CB-H-2014 y RV-M-2014	CB-H-2014 RV-M-2014	CB-H-2014 y RV-M-2014	CB-H-2014 RV-M-2014
Turnover rate	8.02%	4.75%	5.63%	6.60%	0.45%	0.46%	9.36%	1.40%	5.02%	2. 25%

•Sensitivity:

As of December 31, 2019, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThUS$436,798  (ThUS$349,448 as of December 31, 2018) if the rate rises and an increase of ThUS$521,892  (ThUS$414,404 as of December 31, 2018) if the rate falls.

•	Defined contribution:

The contributions made to the defined contribution plans are recorded in the item “employee expenses” in the consolidated statement of comprehensive income. The amounts recorded for this concept for the years ended December 31, 2019, 2018 and 2017 were ThUS$13,419, ThUS$11,736 and ThUS$10,007, respectively.

•	Future disbursements:

The estimates available indicate that ThUS$221,988 (net effect) will be disbursed for defined benefits in 2019.

•	Length of commitments:

The Group’s obligations have a weighted average length of 10.42 years, and the outflows of benefits for the next 10 years and more is expected to be as follows:

Years	ThUS$
1	374,810
2	360,699
3	353,483
4	347,710
5	339,759
Over 5 to 10	1,570,617

•	Multi-employer plans Enel Distribución Sao Paulo:

FUNCESP is the entity in charge of the benefit plans sponsored by Enel Distribución Sao Paulo. Through negotiations with representative trade unions, the Company reformulated the plan in 1997, considering as its main characteristic a mixed model made up by 70% of the actual wage contributed as defined benefit and 30% of the actual wage contributed as established contribution. The purpose of this reformulation was to consider the actuarial technical deficit and to reduce the risk of future deficits.

The cost of the defined benefit plan is evenly divided between the Company and the employees according to the rates mentioned above. The rates representing the costs vary between 1.45% and 4.22%, according to the range of wages and they are annually reassessed by an independent actuary. The cost of the defined contribution is based on the percentage freely chosen by the participant (from 1% to 100% over 30% of the actual wage contributed), with a contribution of the Company of up to the limit of 5% over the 30% basis of the contribution remuneration (the contributions paid by the company were ThUS$ 291,022 and ThUS$ 185,993 for the years ended December 2019 and 2018, respectively).

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

26.EQUITY

26.1Equity attributable to the shareholders of Enel Américas

26.1.1Subscribed and paid capital and number of shares

The issued capital of the Company for the year ended December 31, 2019 is ThUS$9,783,875 divided into 76,086,311,036 authorized, subscribed and paid-in shares. As of December 31, 2018 the issued capital was US$6,763,204 and was divided into 57,452,641,516 authorized, subscribed and paid-in shares. All of the shares issued by the Company are subscribed and paid, and they are listed for trade on the Bolsa de Comercio de Santiago de Chile, the Bolsa Electrónica de Chile, and the New York Stock Exchange (NYSE).

During the year 2019 and 2018, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

At an Extraordinary Shareholders’ Meeting of Company held on April 30, 2019, hareholders approved a capital increase for an amount of US$3billion by issuing 18,729,788,686 ordinary shares, no-par value, of the same series. The purpose of this capital increase was to enable the Company’s subsidiary Enel Brasil to repay a loan provided by Enel Finance International N.V., which replaced bank debt incurred by Enel Brasil for the acquisition of the Brazilian company Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A. (currently Enel Distribución Sao Paulo), and to restructure the liabilities of the Enel Distribución Sao Paulo’s pension funds.

All new ordinary shares will be offered preferably to shareholders on a pro rata basis based on the shares they own as of record in the Enel Américas shareholders registry, over two subscription periods. On June 26, 2019, the Company’s Board of Directors agreed that the subscription price of the 18,729,788,686 new shares, both in the first and second preemptive right subscription periods, would be US$ 0.162108214203236 per share.

During the first preemptive rights offering period held between June 27 and July 26, 2019, a total of 18,224,843,129 shares were subscribed and paid, representing 97.3% of the total of the new shares authorized for issuance under the capital increase mentioned above, for a total amount of ThUS$ 2,954,397.

During the subsequent rights offering period held between August 6 and August 29, 2019, a total of 408,826,391 shares were subscribed and paid, representing 80.96% of the total shares not subscribed in the first preemptive rights offer period and offered in the subsequent period, for a total amount of ThUS$ 66,274.

On September 12, 2019, the Company’s Board of Directors agreed not to place the remaining 96,119,166 shares and charged them to the capital increase which approximately amounted to 0.51% of the total shares which were pending subscription and payment after the end of the subsequent rights offering period. Therefore, and in accordance with the agreement of the Board, once the one-year period beginning April 30, 2019 has elapsed, the Company’s capital will be fully reduced to the amount actually paid at the expiration of the offerings indicated above.

As a result, during the capital increase process, a total of 18,633,669,520 shares were subscribed and paid for a total amount of ThUS$ 3,020,671.

The expenses incurred in the issuance and placement of shares were recognized in Other reserves. (See Note 26.5.c).

Treasury shares

The treasury shares at January 1, 2017 were ThUS$139,630 divided into 872,333,871 shares, and were acquired as part of the merger process as follows:

•

129,829,692 shares for a total amount of ThUS$21,517 acquired from the minority shareholders of the Company, Endesa Américas and Chilectra Américas, who disagreed with respect to the merger and exercised their withdrawal rights.

•	742,504,179 shares for a total amount of ThUS$118,113 corresponding to the shares of Endesa Américas acquired in the tender offer.

At the April 27, 2017, Extraordinary Shareholders’  meeting of Enel Américas, approved the cancellation of treasury shares acquired as a result of the merger process and the consequent reduction of the share capital by the same amount.

26.1.2Dividends

The following table sets forth the dividends paid in the last three years:

Dividend No.	Type of Dividend	Agreement Date	Payment Date	Total ThUS$	Dolar per Share	Charged to
94	Interim	11-24-2016	01-27-2017	81,873	0.00142	2016
95	Final	04-27-2017	05-26-2017	206,452	0.00359	2016
96	Interim	11-29-2017	01-26-2018	57,583	0.00100	2017
97	Final	04-26-2018	05-25-2018	296,939	0.00517	2017
98	Interim	11-26-2018	01-25-2019	76,900	0.00134	2018
99	Final	04-30-2019	05-10-2019	403,652	0.00703	2018
100	Interim	11-25-2019	01-24-2020	123,254	0.00162	2019

26.2Foreign currency translation reserves

The following table sets forth foreign currency translation differences attributable to the shareholders of the Company for the years ended December 31, 2019, 2018 and 2017:

Reserves for Accumulated	Balance as of December 31,
Currency Translation Differences	2019 ThUS$	2018 ThUS$	2017 ThUS$
Empresa Distribuidora Sur S.A.	(548,877)	(378,929)	(128,320)
Compañía Distribuidora y Comercializadora de Energía S.A.	111,815	115,658	149,973
Enel Distribución Perú S.A.	50,466	38,887	63,180
Dock Sud	(93,738)	(63,680)	(21,517)
Enel Brasil S.A.	(1,430,604)	(1,133,980)	(529,654)
Enel Generación Costanera S.A.	(88,477)	(42,260)	(9,381)
Emgesa S.A. E.S.P.	(38,296)	(33,476)	17,908
Enel Generación El Chocón S.A.	(318,303)	(239,155)	(126,421)
Enel Peru S.A	190,030	191,047	—
Enel Generacion Perú S.A	(94,082)	(110,613)	125,588
Enel Generación Piura S.A.	7,583	4,926	12,984
Other	(30,672)	(14,534)	(8,335)

TOTAL	(2,283,155)	(1,666,109)	(453,995)

26.3Capital Management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a robust financial position.

26.4Restrictions on subsidiaries transferring funds to the parent (equity note)

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to the Group. The Group’s restricted net assets as of December 31, 2019 from its subsidiaries Enel Distribución Rio, Enel Distribución Perú and Enel Generación Piura were ThUS$1,341,342,  ThUS$333,447 and ThUS$78,013, respectively.

26.5Other reserves

Other reserves for the years ended December 31, 2019, 2018 and 2017, are as follows:

	Balance as of January 1, 2019	2019 changes	Balance as of December 31, 2019
	ThUS$	ThUS$	ThUS$

Exchange differences on translation (a)	(1,666,109)	(617,046)	(2,283,155)
Cash flow hedges (b)	(5,094)	3,760	(1,334)
Fair value through other comprehensive income	(397)	(290)	(687)
Other miscellaneous reserves (c)	(3,209,283)	202,460	(3,006,823)
TOTAL	(4,880,883)	(411,116)	(5,291,999)

	Balance as of January 1, 2018	2018 changes	Balance as of December 31, 2018
	ThUS$	ThUS$	ThUS$

Exchange differences on translation (a)	(453,995)	(1,212,114)	(1,666,109)
Cash flow hedges (b)	(3,472)	(1,622)	(5,094)
Fair value through other comprehensive income	(175)	(222)	(397)
Other miscellaneous reserves (c)	(3,408,922)	199,639	(3,209,283)
TOTAL	(3,866,564)	(1,014,319)	(4,880,883)

	Balance as of January 1, 2017	2017 changes	Balance as of December 31, 2017
	ThUS$	ThUS$	ThUS$

Exchange differences on translation (a)	(388,942)	(65,053)	(453,995)
Cash flow hedges (b)	(11,423)	7,951	(3,472)
Fair value through other comprehensive income	227	(402)	(175)
Other miscellaneous reserves (c)	(3,364,559)	(44,363)	(3,408,922)
TOTAL	(3,764,697)	(101,867)	(3,866,564)

a)	Reserves for exchange differences on translation: These reserves arise primarily from exchange differences relating to:
•	Translation of the financial statements of our subsidiaries with functional currencies other than the US dollar (see Note 2.7.3); and
•	Translation of goodwill arising from the acquisition of companies with functional currencies other than the US dollar (see Note 3.c).
b)	Cash flow hedge reserves: These reserves represent the cumulative effective portion of gains and losses on cash flow hedges (see Note 3.g.5).

c)	Other miscellaneous reserves.

The main items and their effects are the following:

Other Miscellaneous Reserves	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$

Reserve for capital increase in 2013 (1)	(1,345,368)	(1,345,368)	(1,345,368)
Reserve for corporate reorganization (“Spin-off”) (2)	716,712	716,712	716,712
Reserve for subsidiaries transactions (3)	(456,349)	(439,290)	(439,290)
Reserve for transition to IFRS (4)	(1,490,605)	(1,490,605)	(1,490,604)
Reserve for Merger of Enel Américas, Endesa Américas and Chilectra Américas (5)	(730,748)	(730,748)	(730,748)
Reserve for Tender Offer of Endesa Américas and withdrawal rights (6)	(57,101)	(57,101)	(57,100)
Argentine hyperinflation (7)	446,196	205,130	—
Reserve for Capital Increase year 2019 (8)	(20,797)	—	—
Other miscellaneous reserves (9)	(68,763)	(68,013)	(62,524)

Total	(3,006,823)	(3,209,283)	(3,408,922)

(1)	Reserve originated from the capital increase that the Company made during the first quarter of 2013.
(2)

Reserve for corporate reorganization (Spin-Offs of companies) completed on March 1, 2016. Corresponds to the effects from the reorganization of Enersis Américas and the separation of the Chilean business into a new entity, Enel Chile S.A..

(3)

Reserve from transactions with our subsidiaries. Corresponds to the effect of purchases of equity interests in subsidiaries that were accounted for as transactions between entities under common control.

(4)

Reserve for transition to IFRS. In accordance with Official Bulletin No. 456 from the SVS (Superintendencia de Valores y Seguros de Chile), included in this line item is the price-level restatement of paid-in capital from the date of transition to IFRS, January 1, 2004 to December 31, 2008.

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

(6)

Reserve for Tender Offer of Endesa Américas and withdrawal rights. Represents the recognition of the difference between the carrying amount and the price paid for the non-controlling interests acquired in the Tender Offer on Endesa Américas, which resulted in a charge to other reserves for ThUS$56,578. Also, includes ThUS$523 related to recognition of the difference between the carrying amount and the price paid for the shares of those shareholders who exercised their withdrawal rights.

(7)	Corresponds to the effect that our subsidiaries in Argentina have recognized through the application of IAS 21 on equity accounts.
(8)

Reserve for Capital Increasein 2019. As of December 31, 2019, the Company has recorded a charge of ThUS$20,797, which corresponds to expenses for the issuance and placement of shares, determined according to the accounting criteria described in Note 3.t).

(9)	Other miscellaneous reserves from transactions made in prior years.

26.6Non-controlling Interests

The detail of non-controlling interests as of and for the years ended December 31, 2019, 2018 and 2017, is as follows:

	Non-controlling interests
		Equity		Profit (Loss)
Companies	12-31-2019%	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$
Enel Distribución Río S.A. (formerly Ampla Energía S.A.)	0.27%	2,510	2,471	192	128	(111)
Enel Distribución Ceará S.A. (formerly Coelce S.A.)	26.00%	214,442	204,985	26,753	26,409	35,633
Enel Distribución Sao Paulo	0.00%	—	68,083	26,366	907	—
Compañía Distribuidora y Comercializadora de Energía S.A.	51.70%	494,477	439,727	129,624	106,363	108,928
Emgesa S.A. E.S.P.	51.52%	747,014	675,574	193,449	178,045	154,744
Enel Distribución Peru S.A.A	16.85%	121,098	104,792	21,651	17,601	23,249
Enel Generación Peru S.A.A	16.40%	152,227	128,863	20,091	25,177	22,647
Chinango S.A.C.	33.12%	22,604	36,158	6,318	6,836	3,810
Empresa Distribuidora Sur S.A.	27.91%	223,785	177,338	50,352	25,609	3,135
Enel Generacion Costanera S.A.	24.38%	40,738	34,353	14,125	22,248	4,792
Enel Generacion El Chocón S.A.	34.31%	97,763	102,131	28,142	31,031	30,138
Inversora Dock Sud S.A.	42.86%	77,378	60,390	18,723	12,027	13,984
Central Dock Sud S.A.	29.76%	76,533	59,687	18,486	11,921	13,826
Enel Generacion Piura S.A.	3.50%	5,463	4,924	778	613	613
Enel Distribución Goias	0.12%	971	1,033	(19)	313	12
Other	-	2,896	7,383	647	449	2,071
TOTAL		2,279,899	2,107,892	555,678	465,677	417,471

27.REVENUE AND OTHER OPERATING INCOME

The detail of revenue presented in the statement of comprehensive income for the years ended December 31, 2019, 2018 and 2017, is as follows:

	For the years ended December 31,
Revenues	2019 ThUS$	2018 ThUS$	2017 ThUS$

Energy sales (1)	11,798,362	10,929,323	8,559,077

Generation	2,091,002	2,122,966	1,895,791
Regulated customers	450,145	650,064	509,051
Unregulated customers	1,045,965	989,311	1,017,225
Spot market sales	577,579	464,030	348,105
Other customers	17,313	19,561	21,410
Distribution	9,707,360	8,806,357	6,663,286
Residential	5,327,961	4,485,696	2,945,036
Business	2,439,084	2,238,278	1,669,289
Industrial	927,055	914,056	706,385
Other customers	1,013,260	1,168,327	1,342,576

Other sales	58,752	48,968	44,194
Gas sales	39,816	36,304	33,541
Sales of goods and services	18,936	12,664	10,653

Revenue from other services	1,196,262	946,470	885,995
Tolls and transmission	917,431	667,544	625,993
Metering equipment leases	118	130	128
Public lighting	2,440	4,097	4,427
Verifications and connections	5,391	10,985	18,270
Engineering and consulting services	589	683	170
Rental of public lighting infrastructure	150,035	132,736	110,804
Other services	120,258	130,295	126,203

Total revenues	13,053,376	11,924,761	9,489,266

	For the years ended December 31,
Other Operating Income	2019 ThUS$	2018 ThUS$	2017 ThUS$

Revenue from construction contracts	770,356	833,313	753,389
Regulatory agreement revenue (1)	261,185	—	—
Other income (2)	229,195	231,615	195,348

Total other operating income	1,260,736	1,064,928	948,737
(1)	See Note 23.(3). It includes an inflation adjustment as per the application of IAS 29 in Argentina (hyperinflationary economies) amounting to ThUS$ 57,752.

.

28.RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used presented in profit or loss for the years ended December 31, 2019, 2018 and 2017, is as follows:

	For the years ended December 31,
	2019	2018	2017
Raw Materials and Consumables Used	ThUS$	ThUS$	ThUS$

Energy purchases	(6,096,863)	(5,654,358)	(3,940,466)
Fuel consumption	(277,117)	(226,843)	(229,308)
Gas	(246,044)	(184,654)	(203,773)
Oil	(13,101)	(37,065)	(6,431)
Coal	(17,972)	(5,124)	(19,104)
Transportation costs	(1,110,921)	(944,304)	(634,118)
Costs from construction contracts	(770,356)	(833,313)	(753,389)
Other raw materials and consumables	(285,766)	(289,582)	(325,507)

Total	(8,541,023)	(7,948,400)	(5,882,788)

29.EMPLOYEE BENEFITS EXPENSE

The detail of employee expenses for the years ended December 31, 2019, 2018 and 2017, are as follows:

	For the years ended December 31,
	2019	2018	2017
Employee Benefits Expenses	ThUS$	ThUS$	ThUS$

Wages and salaries	(482,009)	(476,809)	(489,118)
Post-employment benefit expense	(16,031)	(17,269)	(20,003)
Social security and other contributions	(286,459)	(266,566)	(257,185)
Other employee expenses	(25,254)	(79,849)	(71,678)

Total	(809,753)	(840,493)	(837,984)

30.DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES PROPERTY, PLANT AND EQUIPMENT AND FINANCIAL ASSETS-IFRS 9

a)	The detail of depreciation, amortization and impairment losses for the years ended December 31, 2019, 2018 and 2017, are as follows:

	For the years ended December 31,
	2019 ThUS$	2018 ThUS$	2017 ThUS$

Depreciation	(498,867)	(511,326)	(407,535)
Amortization	(449,463)	(351,114)	(240,579)

Subtotal	(948,330)	(862,440)	(648,114)

b)	The detail of the items related to impairment for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Generation			Distribution			Other			For the year ended December 31,
(*) Information on Impairment Losses	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
by Reportable Segment	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Asset and group of assets held for sale (See Note 5)	—	—	—	3,433	(5,234)					3,433	(5,234)	—
Property, plants and equipment (see note 18)	(1,307)	66,987	(10,242)	—		54,819				(1,307)	66,987	44,577
Total impairment (losses) reversals recognized in profit	(1,307)	66,987	(10,242)	3,433	(5,234)	54,819	—	—	—	2,126	61,753	44,577
Other assets	—	(536)	304	(119,325)	(6,495)	(153)	(550)	(799)	(356)	(119,875)	(7,830)	(205)
Trade accounts receivable and other accounts receivable (see note 11)	645	(4,462)	(1,296)	(159,909)	(110,209)	(122,824)	14			(159,250)	(114,671)	(124,120)
Impairment profit and reversals from impairment losses in accordance with IFRS 9	645	(4,998)	(992)	(279,234)	(116,704)	(122,977)	(536)	(799)	(356)	(279,125)	(122,501)	(124,325)

31.  OTHER EXPENSES

Other miscellaneous operating expenses for the years ended December 31, 2019, 2018 and 2017, are as follows:

	For the years ended December 31,
	2019	2018	2017
Other expenses	ThUS$	ThUS$	ThUS$
Professional, outsourced and other services	(518,101)	(473,787)	(394,920)
Administrative expenses	(106,433)	(91,376)	(90,202)
Repairs and maintenance	(253,036)	(203,381)	(237,103)
Indemnities and fines	(11,535)	(11,966)	(4,507)
Taxes and charges	(25,673)	(20,548)	(26,413)
Insurance premiums	(38,755)	(37,793)	(38,522)
Leases and rental costs	(10,341)	(27,885)	(26,448)
Marketing, public relations and advertising	(11,811)	(12,737)	(5,137)
Other supplies	(155,940)	(126,511)	(99,092)
Travel expenses	(16,324)	(12,790)	(10,777)
Environmental expenses (1)	(2,760)	(2,311)	(10,035)

Total	(1,150,709)	(1,021,085)	(943,156)

(1)	It includes research costs recognized as expenses for the years ended December 31, 2019, 2018 and 2017, of ThUS$86, ThUS$856 and ThUS$137, respectively.

32.  FINANCIAL RESULTS

Financial income and costs for the years ended December 31, 2019, 2018 and 2017, are as follows:

	For the years ended December 31,
	2019	2018	2017
Financial Income	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	64,794	93,774	112,735
Financial income on plan assets (Brazil) (1)	27	42	78
Financial income from concessions IFRIC 12 (Brazil) (2)	73,345	73,911	36,648
Interest collected to customers on energy bills and invoices	76,122	58,604	30,389
Other financial income (3)	235,373	131,750	113,993

Total financial income	449,661	358,081	293,843

	For the years ended December 31,
	2019	2018	2017
Financial Costs	ThUS$	ThUS$	ThUS$

Financial costs	(1,088,631)	(1,071,759)	(869,535)

Bank loans	(134,024)	(162,192)	(97,495)
Unsecured obligations (bonds)	(281,359)	(312,204)	(215,836)
Lease obligations	(11,712)	(8,170)	(5,882)
Valuation of financial derivatives	(18,610)	(14,094)	(724)
Gain (loss) on cash flow hedging derivatives	(17,935)	(18,949)	(1,212)
Gain (loss) on fair value hedging derivatives	(675)	4,855	488
Financial provisions (4)	(119,966)	(147,194)	(175,831)
Post-employment benefit obligations (1)	(108,699)	(83,463)	(37,907)
Capitalized borrowing costs	15,703	19,329	8,054
Formalization of debt and other associated expenses	(11,323)	(17,883)	(8,694)
Financial expenses - related parties (5)	(127,977)	(43,874)	—
Other financial costs (6)	(290,664)	(302,014)	(335,220)

Gains (losses) from indexed assets and liabilities (**)	124,477	270,380	—

Foreign currency exchange differences (*)	136,960	110,635	(6,714)

Total financial costs	(827,194)	(690,744)	(876,249)

Total financial results	(377,533)	(332,663)	(582,406)

(1)	See Note 25.2.
(2)

For the years ended December 31, 2019, 2018 and 2017, this item corresponds to the financial update of non-amortized assets at their new replacement value at the end of the concession in the distribution companies Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goias S.A. and Enel Distribución Sao Paulo S.A.

(3)

For the year ended  December 31, 2019  financial income consists of: 1) from PIS/COFINS, the generation of a a tax  receivable (updated) for Enel Generación Fortaleza amounting to ThUS$ 14,330 (ThUS$ 0 as of December 31, 2018 and 2017); 2) financial income from regulatory assets related to the Brazilian subsidiaries for ThUS$ 48,228 (ThUS$ 28,579 and ThUS$ 1,614 as of December 31, 2018 and 2017, respectively); 3) financial income from the generation of VOSA accounts receivable as per Argentinian generation subsidiaries amounting to ThUS$ 80,738 (ThUS$ 12,894 and ThUS$ 10,404 as of December 31, 2018 and 2017, respectively); and 4) other income for ThUS$ 92,077 (ThUS$ 90,277 and ThUS$ 101,975 as of December 31, 2018 and 2017, respectively).

(4)

For the year ended December 31, 2019, including ThUS$56,225  (ThUS$61,454 and ThUS$115,826 for the years ended December 31, 2018 and 2017, respectively) of our subsidiary Edesur, corresponding to the financial cost generated by the update of the penalty for the quality of service due to the application of ENRE Resolution No. 1/2016 (See Note 23). Additionally our Brazilian subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo, Enel Cien S.A. and Enel Distribución Goias, have recognized ThUS$54,002,  ThUS$61,187 and ThUS$44,440 during the years ended December 31, 2019, 2018 and 2017, respectively, for accounting update of legal claims.

(5)

For the year ended December 31, 2019, interest for debt with Enel Finance International NV is included for ThUS$127,976  (ThUS$43,874 and ThUS$0 as of December 31, 2018 and 2017, respectively), related to the refinancing  for the  purchase of Enel Distribución Sao Paulo (see Note 12.d).

(6)

For the year ended December 31, 2019, including interest from the debt with CAMMESA for ThUS$91,864  (ThUS$111,680 and ThUS$120,898 for the years ended December 31, 2018 and 2017, respectively), banking expenses for ThUS$53,458  (ThUS$56,188 and ThUS$106,079 for the years ended December 31, 2018 and 2017, respectively), financial costs for the sale of portfolio corresponding to the assignment of accounts receivable in our subsidiaries in Peru, Colombia and Brasil amounting to ThUS$5,950  (ThUS$23,471 and ThUS$35,246 for the years ended December 31, 2018 and 2017, respectively), and others for ThUS$139,392  (ThUS$110,675 and ThUS$53,186 for the years ended December 31, 2018 and 2017, respectively).

(*) The effects on financial results from exchange differences are originated from the following:

	For the years ended December 31,
	2019	2018	2017
Gains (losses) from Indexed Assets and Liabilities (*)	ThUS$	ThUS$	ThUS$
Hyperinflation Result (1)	124,477	270,380	—
Total	124,477	270,380	—

	For the years ended December 31,
	2019	2018	2017
Foreign Currency Exchange Differences (*)	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	3,553	28,247	7,171
Other financial assets	57,818	143,279	117,018
Other non-financial assets	379	5,356	4,260
Trade and other receivables	210,587	193,532	10,015
Current tax assets and liabilities	—	2,473	266
Other financial liabilities (financial debt and derivative instruments)	(43,692)	(144,669)	(103,890)
Trade and other payables	(45,142)	(76,575)	(30,326)
Other non-financial liabilities	(46,543)	(41,008)	(11,228)

Total	136,960	110,635	(6,714)

1)	See Note 7.

33.  INFORMATION BY SEGMENT

33.1  Basis of segmentation

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

The Generation and Transmission Business is conducted: in Argentina through Enel Trading Argentina (formerly Cemsa), Central Dock Sud, Enel Generación Costanera, and Enel Generación El Chocón; in Brazil through EGP Cachoeira Dourada, Enel CIEN, EGP Proyecto I Fortaleza, Enel Tecnología de Redes y Enel Trading Brasil S.A., in Colombia through Emgesa; and in Peru through Enel Generación Perú and Enel Generación Piura and Chinango.

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

Each of the operating segments generates separate financial information, which is aggregated into one combined set of information for the Generation and Transmission Business, and another set of combined information for the Distribution Business at the reportable segment level. In addition, in order to assist the decision maker process, the Planning & Control Department at the parent company level prepares internal reports containing combined information at the reportable segment level about the main key performance indicators (KPIs), such as: EBITDA, Gross Margin, Total Capex, Total Opex, Net income, Total Energy Generation and Transmission, among others. The presentation of information under this business/country approach has been made taking into consideration that the KPIs are similar and comparable in all countries, in each of the following aspects:

(a)	the nature of the activities: generation and transmission, on the one hand, and distribution on the other;

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

The information disclosed in the following tables is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of the Group’s finalized consolidated financial statements.

The following tables present details of this information by reportable segment:

33.2    Generation and transmission, distribution and others

	Generation and Transmission		Distribution		Holdings, Eliminations and Others		Total
Line of business	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2019	12-31-2018
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS	1,401,368	1,637,118	4,513,289	4,219,859	666,597	527,009	6,581,254	6,383,986
Cash and cash equivalents	593,058	741,159	649,538	599,445	696,401	563,681	1,938,997	1,904,285
Other current financial assets	62,287	133,524	49,098	42,367	8,998	34,502	120,383	210,393
Other current non-financial assets	68,906	45,867	374,419	221,676	42,837	40,189	486,162	307,732
Trade and other current receivables	446,026	505,920	3,044,634	3,037,418	13,797	7,684	3,504,457	3,551,022
Current accounts receivable from related parties	129,961	141,223	26,237	16,585	(139,829)	(143,471)	16,369	14,337
Inventories	68,525	55,723	327,751	283,369	(37)	306	396,239	339,398
Current tax assets	32,605	13,702	30,286	13,174	44,430	24,118	107,321	50,994

Non-current assets or disposal groups held for sale or held for distribution to owners	—	—	11,326	5,825		—	11,326	5,825

NON-CURRENT ASSETS	5,481,408	5,782,238	16,610,174	15,020,507	1,103,548	209,625	23,195,130	21,012,370
Other non-current financial assets	345,968	366,602	2,703,694	2,429,718	149	155	3,049,811	2,796,475
Other non-current non-financial assets	67,688	21,552	2,663,918	1,114,885	4,284	4,271	2,735,890	1,140,708
Trade and other non-current receivables	311,858	408,367	275,915	498,083	184	58	587,957	906,508
Non-current accounts receivable from related parties	54,002	3,664	68	108	(53,223)	(2,120)	847	1,652
Investments accounted for using the equity method	104,875	379,400	1,710	372	(104,607)	(377,176)	1,978	2,596
Intangible assets other than goodwill	67,708	52,076	5,441,246	5,761,420	18,925	13,793	5,527,879	5,827,289
Goodwill	—	10,729	—	662,218	1,173,043	532,623	1,173,043	1,205,570
Property, plants and equipment	4,498,513	4,513,951	4,507,627	4,167,112	13,097	5,764	9,019,237	8,686,827
Investment properties	—	—	10,254	11,708	—	—	10,254	11,708
Deferred tax assets	30,796	25,897	1,005,742	374,883	51,696	32,257	1,088,234	433,037

TOTAL ASSETS	6,882,776	7,419,356	21,123,463	19,240,366	1,770,145	736,634	29,776,384	27,396,356

Line of business	Generation and Transmission		Distribution		Holdings, Eliminations and Others		Total
LIABILITIES AND EQUITY	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$
CURRENT LIABILITIES	1,222,704	1,682,438	5,027,059	5,064,636	486,169	2,903,682	6,735,932	9,650,756
Other current financial liabilities	240,865	557,288	886,221	701,883	362,965	388,928	1,490,051	1,648,099
Trade and other current payables	580,450	748,149	3,102,559	3,175,386	237,036	192,712	3,920,045	4,116,247
Current accounts payable to related parties	122,443	112,196	518,068	586,817	(146,000)	2,297,655	494,511	2,996,668
Other current provisions	80,023	74,524	205,464	347,174	565	1,165	286,052	422,863
Current tax liabilities	144,418	150,391	70,073	42,357	6,236	176	220,727	192,924
Other current non-financial liabilities	54,505	39,890	240,883	207,184	25,367	23,046	320,755	270,120

Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	—	—	3,791	3,835	—	—	3,791	3,835

NON-CURRENT LIABILITIES	1,690,280	1,671,572	8,548,777	6,625,127	555,209	617,001	10,794,266	8,913,700
Other non-current financial liabilities	1,071,781	1,117,237	3,222,311	2,903,618	596,366	601,013	4,890,458	4,621,868
Trade and other non-current payables	4,178	44,893	2,320,943	877,703	10,876	10,460	2,335,997	933,056
Non-current accounts payable to related parties	15,258	5,253	34,662	—	(49,920)	(5,253)	—	—
Other long-term provisions	101,159	61,377	874,836	1,302,189	332	410	976,327	1,363,976
Deferred tax liabilities	382,097	317,075	267,181	221,237	(5,424)	7,758	643,854	546,070
Non-current provisions for employee benefits	33,720	32,073	1,799,663	1,308,821	2,979	2,613	1,836,362	1,343,507
Other non-current non-financial liabilities	82,087	93,664	29,181	11,559	—	—	111,268	105,223

EQUITY	3,969,792	4,065,346	7,547,627	7,550,603	728,767	(2,784,049)	12,246,186	8,831,900
Equity attributable to shareholders of Enel Américas	3,969,792	4,065,346	7,547,627	7,550,603	728,767	(2,784,049)	9,966,287	6,724,008
Issued capital	1,968,025	1,501,469	3,558,565	3,599,197	4,257,285	1,662,538	9,783,875	6,763,204
Retained earnings	1,190,915	1,384,478	318,239	(507,273)	3,965,257	3,964,482	5,474,411	4,841,687
Share premium	38,888	39,202	58,011	58,677	(96,899)	(97,879)	—	—
Treasury shares	—	—	—	(12,704)	—	12,704	—	—
Other reserves	771,964	1,140,197	3,612,812	4,412,706	(7,396,876)	(8,325,894)	(5,291,999)	(4,880,883)

Non-controlling interests	—	—	—	—	—	—	2,279,899	2,107,892

Total Liabilities and Equity	6,882,776	7,419,356	21,123,463	19,240,366	1,770,145	736,634	29,776,384	27,396,356

The Holding, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

	Generation			Distribution			Holdings, Eliminations and Others			Total
Line of business STATEMENTS OF PROIT (LOSS)	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$
REVENUE AND OTHER OPERATING INCOME	3,057,056	3,036,418	3,019,687	12,116,249	10,739,115	8,253,117	(859,193)	(785,844)	(834,801)	14,314,112	12,989,689	10,438,003
Revenues	3,007,419	2,961,895	2,926,508	10,905,824	9,748,895	7,394,378	(859,867)	(786,029)	(831,620)	13,053,376	11,924,761	9,489,266
Energy sales	2,885,369	2,814,879	2,635,813	9,734,017	8,806,468	6,663,893	(821,024)	(692,024)	(740,629)	11,798,362	10,929,323	8,559,077
Other sales	48,946	44,810	40,489	9,805	4,158	3,705	1	—	—	58,752	48,968	44,194
Other services rendered	73,104	102,206	250,206	1,162,002	938,269	726,780	(38,844)	(94,005)	(90,991)	1,196,262	946,470	885,995
Other operating income	49,637	74,523	93,179	1,210,425	990,220	858,739	674	185	(3,181)	1,260,736	1,064,928	948,737

RAW MATERIALS AND CONSUMABLES USED	(1,218,451)	(1,280,555)	(1,259,326)	(8,175,432)	(7,456,629)	(5,456,305)	852,860	788,784	832,843	(8,541,023)	(7,948,400)	(5,882,788)
Energy purchases	(578,373)	(757,914)	(651,208)	(6,323,836)	(5,637,926)	(4,081,867)	805,346	741,482	792,609	(6,096,863)	(5,654,358)	(3,940,466)
Fuel consumption	(277,116)	(226,843)	(229,308)	—	—	—	(1)	—	—	(277,117)	(226,843)	(229,308)
Transportation expenses	(260,281)	(187,111)	(256,279)	(903,489)	(811,849)	(427,099)	52,849	54,656	49,260	(1,110,921)	(944,304)	(634,118)
Other miscellaneous supplies and services	(102,681)	(108,687)	(122,531)	(948,107)	(1,006,854)	(947,339)	(5,334)	(7,354)	(9,026)	(1,056,122)	(1,122,895)	(1,078,896)

CONTRIBUTION MARGIN	1,838,605	1,755,863	1,760,361	3,940,817	3,282,486	2,796,812	(6,333)	2,940	(1,958)	5,773,089	5,041,289	4,555,215

Other work performed by the entity and capitalized	10,023	9,467	8,852	171,479	168,530	164,334	63	—	—	181,565	177,997	173,186
Employee benefits expense	(114,226)	(122,858)	(148,095)	(671,025)	(694,262)	(663,005)	(24,502)	(23,373)	(26,884)	(809,753)	(840,493)	(837,984)
Other expenses	(136,526)	(140,031)	(155,034)	(937,650)	(816,247)	(740,660)	(76,533)	(64,807)	(47,462)	(1,150,709)	(1,021,085)	(943,156)

GROSS OPERATING RESULT	1,597,876	1,502,441	1,466,084	2,503,621	1,940,507	1,557,481	(107,305)	(85,240)	(76,304)	3,994,192	3,357,708	2,947,261

Depreciation and amortization expense	(261,958)	(295,719)	(238,355)	(683,668)	(567,471)	(410,224)	(2,704)	750	465	(948,330)	(862,440)	(648,114)
Impairment (losses) reversals recognized in profit or loss	(1,307)	66,987	(10,242)	3,433	(5,234)	54,819	—	—	—	2,126	61,753	44,577
Gains (losses) for impairment in accordance with IFRS 9	645	(4,998)	(992)	(279,234)	(116,704)	(122,977)	(536)	(799)	(356)	(279,125)	(122,501)	(124,325)

OPERATING INCOME	1,335,256	1,268,711	1,216,495	1,544,152	1,251,098	1,079,099	(110,545)	(85,289)	(76,195)	2,768,863	2,434,520	2,219,399

FINANCIAL RESULT	4,788	70,220	(94,751)	(261,637)	(216,603)	(507,181)	(120,684)	(186,280)	19,526	(377,533)	(332,663)	(582,406)
Financial income	153,668	116,829	79,906	285,720	223,121	187,234	10,273	18,131	26,703	449,661	358,081	293,843
Cash and cash equivalents	99,237	84,253	63,188	26,372	27,301	31,585	19,923	21,626	28,366	145,532	133,180	123,139
Other financial income	54,431	32,576	16,718	259,348	195,820	155,649	(9,650)	(3,495)	(1,663)	304,129	224,901	170,704
Financial costs	(178,978)	(203,183)	(204,080)	(745,402)	(690,462)	(686,078)	(164,251)	(178,114)	20,623	(1,088,631)	(1,071,759)	(869,535)
Bank borrowings	(12,603)	(18,221)	(13,912)	(92,211)	(101,105)	(83,583)	(29,210)	(42,866)	—	(134,024)	(162,192)	(97,495)
Secured and unsecured obligations	(80,638)	(98,979)	(108,597)	(175,496)	(135,140)	(81,263)	(25,225)	(78,085)	(25,976)	(281,359)	(312,204)	(215,836)
Other	(85,737)	(85,983)	(81,571)	(477,695)	(454,217)	(521,232)	(109,816)	(57,163)	46,599	(673,248)	(597,363)	(556,204)
Gains (losses) from indexed assets and liabilities	(83,759)	8,815	—	206,845	260,137	—	1,391	1,428	—	124,477	270,380	—
Foreign currency exchange differences	113,857	147,759	29,423	(8,800)	(9,399)	(8,337)	31,903	(27,725)	(27,800)	136,960	110,635	(6,714)

Share of profit (loss) of associates and joint ventures accounted for using the equity method	790	2,171	1,705	20	(160)	—	(227)	441	1,605	583	2,452	3,310
Other gains (losses)	1,287	135	2,813	12,909	546	2,532	—	—	—	14,196	681	5,345
Gain (loss) from other investments	1,042	51	113	6	—	72	—	—	—	1,048	51	185
Gain (loss) from the sale of property, plants and equipment	245	84	2,700	12,903	546	2,460	—	—	—	13,148	630	5,160

Income before tax	1,342,121	1,341,237	1,126,262	1,295,444	1,034,881	574,450	(231,456)	(271,128)	(55,064)	2,406,109	2,104,990	1,645,648

Income tax	(419,338)	(449,235)	(359,599)	160,650	(24,007)	(130,254)	22,342	35,310	(29,281)	(236,346)	(437,932)	(519,134)

Net income from continuing operations	922,783	892,002	766,663	1,456,094	1,010,874	444,196	(209,114)	(235,818)	(84,345)	2,169,763	1,667,058	1,126,514
Income from discontinued operations	—	—		—	—		—	—		—	—	—
NET INCOME	922,783	892,002	766,663	1,456,094	1,010,874	444,196	(209,114)	(235,818)	(84,345)	2,169,763	1,667,058	1,126,514

Net income attributable to:	922,783	892,002	766,663	1,456,094	1,010,874	444,196	(209,114)	(235,818)	(84,345)	2,169,763	1,667,058	1,126,514
Shareholders of Enel Américas	—	—	—	—	—	—	—	—	—	1,614,085	1,201,381	709,043
Non-controlling interests	—	—	—	—	—	—	—	—	—	555,678	465,677	417,471

Line of Business	Generation			Distribution			Eliminations			Total
STATEMENT OF CASH FLOWS	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$

Net cash flows from (used in) operating activities	1,052,312	1,197,918	1,095,110	1,603,242	771,791	784,223	(128,043)	(125,144)	(9,284)	2,527,511	1,844,565	1,870,049
Net cash flows from (used in) investing activities	(84,523)	(103,167)	(886,371)	(1,471,137)	(1,022,549)	(1,122,436)	(44,138)	(1,943,473)	(470,334)	(1,599,798)	(3,069,189)	(2,479,141)
Net cash flows from (used in) financing activities	(1,039,947)	(865,538)	(329,243)	(64,693)	367,923	361,865	281,736	2,364,681	(621,142)	(822,904)	1,867,066	(588,520)

The Holding, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

33.3    Segment information by country

	Holding		Argentina		Brazil		Colombia		Peru		Eliminations		Total
Country ASSETS	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$
CURRENT ASSETS	709,462	526,410	626,439	644,916	4,304,036	4,198,462	560,017	710,105	551,843	488,825	(170,543)	(184,732)	6,581,254	6,383,986
Cash and cash equivalents	634,221	441,045	130,856	182,829	699,524	633,692	186,762	394,484	287,634	252,235	—	—	1,938,997	1,904,285
Other current financial assets	1,637	7,467	—	—	115,002	178,492	3,512	24,434	232	—	—	—	120,383	210,393
Other current non-financial assets	3,811	5,544	47,708	26,228	376,857	220,719	12,941	8,850	44,845	46,391	—	—	486,162	307,732
Trade and other current receivables	839	956	386,317	389,563	2,691,586	2,801,407	260,132	217,987	164,630	140,653	953	456	3,504,457	3,551,022
Current accounts receivable from related parties	59,808	71,184	12,368	16,513	109,394	106,693	2,072	1,403	4,223	3,732	(171,496)	(185,188)	16,369	14,337
Inventories	—	—	31,075	29,623	236,485	209,125	83,152	57,118	45,527	43,532	—	—	396,239	339,398
Current tax assets	9,146	214	18,115	160	75,188	48,334	120	4	4,752	2,282	—	—	107,321	50,994

Non-current assets or disposal groups held-for-sale or held for distribution to owners	—	—	—	—	—	—	11,326	5,825	—	—	—	—	11,326	5,825

NON-CURRENT ASSETS	10,105,798	7,491,715	2,622,717	2,585,687	13,482,703	11,585,461	4,371,244	4,200,842	2,561,433	3,828,620	(9,948,765)	(8,679,955)	23,195,130	21,012,370
Other non-current financial assets	—	—	3,209	14	3,046,431	2,795,863	171	598	—	—	—	—	3,049,811	2,796,475
Other non-current non-financial assets	3,125	3,414	3,354	927	2,690,639	1,127,643	21,844	8,753	16,760	—	168	(29)	2,735,890	1,140,708
Trade and other non-current receivables	126	58	308,730	409,285	236,555	457,162	42,546	40,003	—	—	—	—	587,957	906,508
Non-current accounts receivable from related parties	375,000	375,000	68	108	17,039	7,768	—	—	—	—	(391,260)	(381,224)	847	1,652
Investments accounted for using the equity method	9,726,059	7,113,243	357,963	292,079	—	—	141	137	—	1,428,462	(10,082,185)	(8,831,325)	1,978	2,596
Intangible assets other than goodwill	—	—	30,519	22,170	5,306,273	5,653,825	125,795	95,095	65,292	56,199	—	—	5,527,879	5,827,289
Goodwill	—	—	4,665	4,827	638,031	662,218	5,835	5,902	—	—	524,512	532,623	1,173,043	1,205,570
Property, plant and equipment	19	—	1,888,319	1,856,267	476,609	436,248	4,174,912	4,050,353	2,479,378	2,343,959	—	—	9,019,237	8,686,827
Investment properties	—	—	—	—	10,254	11,708	—	—	—	—	—	—	10,254	11,708
Deferred tax assets	1,469	—	25,890	10	1,060,872	433,026	—	1	3	—	—	—	1,088,234	433,037

TOTAL ASSETS	10,815,260	8,018,125	3,249,156	3,230,603	17,786,739	15,783,923	4,931,261	4,910,947	3,113,276	4,317,445	(10,119,308)	(8,864,687)	29,776,384	27,396,356

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

	Holding		Argentina		Brazil		Colombia		Peru		Eliminations		Total
Country LIABILITIES AND EQUITY	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$
CURRENT LIABILITIES	508,799	461,314	746,901	1,094,163	3,918,889	6,524,191	876,231	1,116,652	482,477	490,066	202,635	(35,630)	6,735,932	9,650,756
Other current financial liabilities	362,531	363,057	7,289	14,322	839,483	748,859	175,545	390,762	105,203	131,099	—	—	1,490,051	1,648,099
Trade and other current payables	62,072	43,723	438,227	716,892	2,569,032	2,461,540	460,442	535,183	235,240	222,164	155,032	136,745	3,920,045	4,116,247
Current accounts payable to related parties	83,446	53,178	119,403	114,938	134,906	2,912,524	62,468	53,265	46,685	35,138	47,603	(172,375)	494,511	2,996,668
Other current provisions	561	1,164	44,825	131,593	144,977	194,942	38,297	35,841	57,392	59,323	—	—	286,052	422,863
Current tax liabilities	—	—	92,080	89,622	6,741	15,965	108,167	73,902	13,739	13,435	—	—	220,727	192,924
Other current non-financial liabilities	189	192	45,077	26,796	223,750	190,361	27,521	23,864	24,218	28,907	—	—	320,755	270,120

Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	—	—	—	—	—	—	3,791	3,835	—	—	—	—	3,791	3,835

NON-CURRENT LIABILITIES	598,977	612,001	616,239	592,984	7,528,770	5,554,977	1,648,410	1,630,556	805,168	770,023	(403,298)	(246,841)	10,794,266	8,913,700
Other non-current financial liabilities	595,998	601,014	40,656	40,229	2,389,194	2,093,405	1,410,597	1,428,551	454,013	458,669	—	—	4,890,458	4,621,868
Trade and other non-current payables	—	—	152,240	195,385	2,171,886	727,211	997	—	10,868	10,460	6	—	2,335,997	933,056
Non-current accounts payable to related parties	—	—	16,228	6,230	387,076	240,611	—	—	—	—	(403,304)	(246,841)	—	—
Other long-term provisions	—	—	23,710	23,144	848,183	1,279,877	49,659	40,340	54,775	20,615	—	—	976,327	1,363,976
Deferred tax liabilities	—	8,374	311,503	244,255	26,428	11,188	51,332	32,622	254,591	249,631	—	—	643,854	546,070
Non-current provisions for employee benefits	2,979	2,613	14,178	14,599	1,683,453	1,198,014	129,507	123,151	6,245	5,130	—	—	1,836,362	1,343,507
Other non-current non-financial liabilities		—	57,724	69,142	22,550	4,671	6,318	5,892	24,676	25,518	—	—	111,268	105,223

EQUITY	9,707,484	6,944,810	1,886,016	1,543,456	6,339,080	3,704,755	2,406,620	2,163,739	1,825,631	3,057,356	(9,918,645)	(8,582,216)	12,246,186	8,831,900
Equity attributable to shareholders of Enel Américas	9,707,484	6,944,810	1,886,016	1,543,456	6,339,080	3,704,755	2,406,620	2,163,739	1,825,631	3,057,356	(9,918,645)	(8,582,216)	9,966,287	6,724,008
Issued capital	9,783,875	6,763,204	936,444	997,714	4,123,929	1,730,839	203,580	205,915	1,618,125	2,658,595	(6,882,078)	(5,593,063)	9,783,875	6,763,204
Retained earnings	3,186,021	3,423,217	238,459	13,202	597,534	532,531	854,096	639,936	434,988	522,144	163,313	(289,343)	5,474,411	4,841,687
Share premium		—		—	742,877	771,039	92,490	93,552	1,758	6,052	(837,125)	(870,643)	—	—
Other reserves	(3,262,412)	(3,241,611)	711,113	532,540	874,740	670,346	1,256,454	1,224,336	(229,240)	(129,435)	(2,362,755)	(1,829,167)	(5,291,999)	(4,880,883)

Non-controlling interests	—	—	—		—		—		—		—		2,279,899	2,107,892

Total Liabilities and Equity	10,815,260	8,018,125	3,249,156	3,230,603	17,786,739	15,783,923	4,931,261	4,910,947	3,113,276	4,317,445	(10,119,308)	(8,864,687)	29,776,384	27,396,356

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

	Holding			Argentina					Brazil			Colombia			Peru			Eliminations			Total
Country STATEMENTS OF PROIT (LOSS)	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$		12-31-2018 ThUS$		12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$
REVENUE AND OTHER OPERATING INCOME	902	1,335	4	1,782,532		1,516,392		1,520,474	8,608,890	7,489,756	5,132,814	2,538,922	2,671,192	2,384,407	1,382,940	1,311,262	1,400,304	(74)	(248)	—	14,314,112	12,989,689	10,438,003
Revenues	—	—	—	1,481,493		1,488,830		1,482,423	7,685,111	6,520,243	4,285,949	2,513,971	2,642,886	2,366,028	1,372,801	1,272,802	1,354,866	—	—	—	13,053,376	11,924,761	9,489,266
Energy sales	—	—	—	1,435,040		1,443,845		1,426,617	6,805,945	5,865,566	3,841,034	2,250,753	2,388,426	2,128,847	1,306,624	1,231,486	1,162,579	—	—	—	11,798,362	10,929,323	8,559,077
Other sales	—	—	—	2,771		191		194	3,755	2,225	1,855	28,737	23,232	20,466	23,489	23,320	21,679	—	—	—	58,752	48,968	44,194
Other services rendered	—	—	—	43,682		44,794		55,612	875,411	652,452	443,060	234,481	231,228	216,715	42,688	17,996	170,608	—	—	—	1,196,262	946,470	885,995
Other operating income	902	1,335	4	301,039		27,562		38,051	923,779	969,513	846,865	24,951	28,306	18,379	10,139	38,460	45,438	(74)	(248)	—	1,260,736	1,064,928	948,737

RAW MATERIALS AND CONSUMABLES USED	—	—	—	(903,365)		(769,333)		(712,345)	(5,906,736)	(5,366,693)	(3,502,183)	(1,054,749)	(1,208,848)	(950,865)	(676,173)	(603,957)	(717,395)	—	431	—	(8,541,023)	(7,948,400)	(5,882,788)
Energy purchases	—	—	—	(715,723)	0	(656,647)	0	(619,314)	(4,311,902)	(3,855,878)	(2,359,632)	(596,652)	(721,047)	(529,504)	(473,129)	(422,384)	(434,666)	543	1,598	2,650	(6,096,863)	(5,654,358)	(3,940,466)
Fuel consumption	—	—	—	(100,579)		(21,095)		(4,074)	(58,506)	(18,151)	(70,470)	(49,225)	(53,414)	(30,789)	(68,807)	(134,183)	(123,975)	—	—	—	(277,117)	(226,843)	(229,308)
Transportation expenses	—	—	—	(25,949)		(37,414)		(15,926)	(739,219)	(631,737)	(279,332)	(261,082)	(268,498)	(244,492)	(84,128)	(5,488)	(91,718)	(543)	(1,167)	(2,650)	(1,110,921)	(944,304)	(634,118)
Other miscellaneous supplies and services	—	—	—	(61,114)		(54,177)		(73,031)	(797,109)	(860,927)	(792,749)	(147,790)	(165,889)	(146,080)	(50,109)	(41,902)	(67,036)	—	—	—	(1,056,122)	(1,122,895)	(1,078,896)

CONTRIBUTION MARGIN	902	1,335	4	879,167		747,059		808,129	2,702,154	2,123,063	1,630,631	1,484,173	1,462,344	1,433,542	706,767	707,305	682,909	(74)	183	—	5,773,089	5,041,289	4,555,215

Other work performed by the entity and capitalized	—	—	—	48,095		54,308		75,737	89,871	83,214	69,089	32,179	29,408	19,386	11,420	11,067	8,974	—	—	—	181,565	177,997	173,186
Employee benefits expense	(7,695)	(6,732)	(8,070)	(200,284)		(265,521)		(370,729)	(434,266)	(402,618)	(306,267)	(102,834)	(99,856)	(89,244)	(64,674)	(65,766)	(63,674)	—	—	—	(809,753)	(840,493)	(837,984)
Other expenses	(23,211)	(27,113)	(21,316)	(175,437)		(139,867)		(185,752)	(713,637)	(603,682)	(486,694)	(146,478)	(161,656)	(160,646)	(92,020)	(88,585)	(88,768)	74	(182)	20	(1,150,709)	(1,021,085)	(943,156)

GROSS OPERATING RESULT	(30,004)	(32,510)	(29,382)	551,541		395,979		327,385	1,644,122	1,199,977	906,759	1,267,040	1,230,240	1,203,038	561,493	564,021	539,441	—	1	20	3,994,192	3,357,708	2,947,261

Depreciation and amortization expense	—	—	—	(143,179)		(173,774)		(78,353)	(488,163)	(375,937)	(270,611)	(195,488)	(193,432)	(177,419)	(121,500)	(119,297)	(121,731)	—	—	—	(948,330)	(862,440)	(648,114)
Impairment (losses) reversals recognized in profit or loss	—	—	—	—		66,987		54,819	—	—	—	3,433	(5,234)	—	(1,307)	—	(10,242)	—	—	—	2,126	61,753	44,577
Gains (losses) for impairment in accordance with IFRS 9	—	—	—	(42,541)		(56,654)		(39,214)	(225,557)	(55,843)	(76,255)	(6,609)	(9,440)	(2,962)	(4,418)	(564)	(5,894)	—	—	—	(279,125)	(122,501)	(124,325)

OPERATING INCOME	(30,004)	(32,510)	(29,382)	365,821		232,538		264,637	930,402	768,197	559,893	1,068,376	1,022,134	1,022,657	434,268	444,160	401,574	—	1	20	2,768,863	2,434,520	2,219,399

FINANCIAL RESULT	(31,514)	(19,825)	(3,438)	160,817		257,912		(145,441)	(374,162)	(430,868)	(225,126)	(140,101)	(159,753)	(174,979)	(30,553)	(18,583)	(33,422)	37,980	38,454	—	(377,533)	(332,663)	(582,406)
Financial income	37,675	47,281	29,595	122,200		107,807		87,760	291,262	215,449	179,316	11,548	19,748	19,371	8,632	8,583	9,138	(21,656)	(40,787)	(31,337)	449,661	358,081	293,843
Cash and cash equivalents	16,018	7,245	8,207	90,691		75,692		61,757	25,405	33,259	32,537	8,573	12,533	13,297	4,845	4,451	7,341	—	—	—	145,532	133,180	123,139
Other financial income	21,657	40,036	21,388	31,509		32,115		26,003	265,857	182,190	146,779	2,975	7,215	6,074	3,787	4,132	1,797	(21,656)	(40,787)	(31,337)	304,129	224,901	170,704
Financial costs	(50,740)	(61,869)	(38,662)	(189,401)		(226,859)		(265,443)	(679,377)	(614,811)	(361,158)	(151,500)	(177,537)	(193,550)	(39,268)	(31,469)	(42,059)	21,655	40,786	31,337	(1,088,631)	(1,071,759)	(869,535)
Bank borrowings	(11,379)	(8,084)	—	(4,019)		(177)		(136)	(106,312)	(131,557)	(65,154)	(10,896)	(19,659)	(25,090)	(1,418)	(2,715)	(7,115)	—	—	—	(134,024)	(162,192)	(97,495)
Secured and unsecured obligations	(25,225)	(25,736)	(25,977)	—		—		—	(112,770)	(124,722)	(35,259)	(116,309)	(133,916)	(138,469)	(27,055)	(27,830)	(16,131)	—	—	—	(281,359)	(312,204)	(215,836)
Other	(14,136)	(28,049)	(12,685)	(185,382)		(226,682)		(265,307)	(460,295)	(358,532)	(260,745)	(24,295)	(23,962)	(29,991)	(10,795)	(924)	(18,813)	21,655	40,786	31,337	(673,248)	(597,363)	(556,204)
Gains (losses) from indexed assets and liabilities	—	—	—	124,477		270,380		—	—	—	—	—	—	—	—	—	—	—	—	—	124,477	270,380	—
Foreign currency exchange differences	(18,449)	(5,237)	5,629	103,541		106,584		32,242	13,953	(31,506)	(43,284)	(149)	(1,964)	(800)	83	4,303	(501)	37,981	38,455	—	136,960	110,635	(6,714)

Share of profit (loss) of associates and joint ventures accounted for using the equity method	(227)	441	1,605	810		2,011		1,705	—	—	—		—	—	—	—	—	—	—	—	583	2,452	3,310
Other gains (losses)	—	—	—	1,080		74		230	2,144	386	954	308	190	474	10,664	31	3,687	—	—	—	14,196	681	5,345
Gain (loss) from other investments	—	—	—	1,041		51		168	1	—	—	6	—	—	—	—	17	—	—	—	1,048	51	185
Gain (loss) from the sale of property, plants and equipment	—	—	—	39		23		62	2,143	386	954	302	190	474	10,664	31	3,670	—	—	—	13,148	630	5,160

Income before tax	(61,745)	(51,894)	(31,215)	528,528		492,535		121,131	558,384	337,715	335,721	928,583	862,571	848,152	414,379	425,608	371,839	37,980	38,455	20	2,406,109	2,104,990	1,645,648

Income tax	9,598	(7,137)	(28,109)	(132,137)		(203,661)		27,183	313,730	217,748	(66,666)	(302,350)	(310,823)	(336,689)	(125,187)	(134,059)	(114,853)	—	—	—	(236,346)	(437,932)	(519,134)

Net income from continuing operations	(52,147)	(59,031)	(59,324)	396,391		288,874		148,314	872,114	555,463	269,055	626,233	551,748	511,463	289,192	291,549	256,986	37,980	38,455	20	2,169,763	1,667,058	1,126,514
Income from discontinued operations	—	—	—	—		—		—	—	—	—		—	—	—	—	—	—	—	—	—	—	—
NET INCOME	(52,147)	(59,031)	(59,324)	396,391		288,874		148,314	872,114	555,463	269,055	626,233	551,748	511,463	289,192	291,549	256,986	37,980	38,455	20	2,169,763	1,667,058	1,126,514

Net income attributable to:	(52,147)	(59,031)	(59,324)	396,391		288,874		148,314	872,114	555,463	269,055	626,233	551,748	511,463	289,192	291,549	256,986	37,980	38,455	20	2,169,763	1,667,058	1,126,514
Shareholders of Enel Américas	—	—	—	—		—		—	—	—	—		—	—	—	—	—	—	—	—	1,614,085	1,201,381	709,043
Non-controlling interests	—	—	—	—		—		—	—	—	—		—	—	—	—	—	—	—	—	555,678	465,677	417,471

Line of Business	Holding			Argentina					Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF CASH FLOWS	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$		12-31-2018 ThUS$		12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$

Net cash flows from (used in) operating activities	(49,135)	(34,496)	23,174	241,095		157,539		209,757	999,122	299,827	371,425	865,922	1,030,940	898,396	454,719	390,044	334,592	15,788	711	32,705	2,527,511	1,844,565	1,870,049
Net cash flows from (used in) investing activities	(2,220,047)	348,295	(982,614)	(175,679)		(98,752)		(122,760)	(855,965)	(2,434,755)	(1,809,287)	(386,559)	(378,451)	(390,586)	(208,685)	(89,786)	(1,085,017)	2,247,137	(415,740)	1,911,123	(1,599,798)	(3,069,189)	(2,479,141)
Net cash flows from (used in) financing activities	2,475,888	(52,458)	(319,794)	(47,566)		(23,844)		(17,354)	(66,875)	2,389,830	1,608,280	(705,497)	(601,744)	(575,395)	(215,929)	(259,879)	659,599	(2,262,925)	415,161	(1,943,856)	(822,904)	1,867,066	(588,520)

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

33.4   Generation and Transmission, and Distribution by Country

a)       Generation and transmission

Line of business	Argentina		Brazil		Colombia		Peru		Eliminations		Total
Country ASSETS	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$
CURRENT ASSETS	329,778	334,670	489,030	647,181	251,413	339,038	433,281	412,115	(102,134)	(95,886)	1,401,368	1,637,118
Cash and cash equivalents	91,497	155,473	179,541	165,998	86,361	197,708	235,659	221,980	—	—	593,058	741,159
Other current financial assets	—	—	58,849	109,137	3,206	24,387	232		—	—	62,287	133,524
Other current non-financial assets	28,264	18,603	30,114	18,911	2,858	2,104	7,670	6,249	—	—	68,906	45,867
Trade and other current receivables	161,872	138,194	113,029	225,977	78,136	52,982	92,989	88,382	—	385	446,026	505,920
Current accounts receivable from related parties	16,139	17,731	96,370	114,531	55,821	41,668	63,765	63,564	(102,134)	(96,271)	129,961	141,223
Inventories	13,944	4,509	391	405	25,031	20,185	29,159	30,624	—	—	68,525	55,723
Current tax assets	18,062	160	10,736	12,222	—	4	3,807	1,316	—	—	32,605	13,702

Non-current assets or disposal groups held for sale or held for distribution to owners	—	—	—	—	—	—	—	—	—	—	—	—

NON-CURRENT ASSETS	838,459	1,188,893	791,639	833,154	2,524,074	2,515,463	1,328,046	1,245,705	(810)	(977)	5,481,408	5,782,238
Other non-current financial assets	3,200	—	342,599	366,010	169	592	—	—	—	—	345,968	366,602
Other non-current non-financial assets	3,265	769	37,866	16,759	9,797	4,053	16,760	—	—	(29)	67,688	21,552
Trade and other non-current receivables	308,084	404,821	25	26	3,749	3,520	—	—	—	—	311,858	408,367
Non-current accounts receivable from related parties	34,662	—	1,758	2,521			18,392	2,091	(810)	(948)	54,002	3,664
Investments accounted for using the equity method	572	277,022	45,123	46,834	2,579		56,601	55,544	—	—	104,875	379,400
Intangible assets other than goodwill	154	263	8,655	5,484	32,433	24,570	26,466	21,759	—	—	67,708	52,076
Goodwill	—	4,827	—		—	5,902	—	—	—	—	—	10,729
Property, plant and equipment	462,759	501,181	350,580	369,634	2,475,347	2,476,825	1,209,827	1,166,311	—	—	4,498,513	4,513,951
Investment properties		—	—	—	—	—	—	—	—	—	—	—
Deferred tax assets	25,763	10	5,033	25,886		1	—	—	—	—	30,796	25,897

TOTAL ASSETS	1,168,237	1,523,563	1,280,669	1,480,335	2,775,487	2,854,501	1,761,327	1,657,820	(102,944)	(96,863)	6,882,776	7,419,356

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$
CURRENT LIABILITIES	338,950	385,283	344,845	642,003	387,805	511,097	241,747	224,273	(90,643)	(80,218)	1,222,704	1,682,438
Other current financial liabilities	7,282	14,322	82,099	268,907	100,218	234,532	51,266	39,527	—	—	240,865	557,288
Trade and other current payables	109,347	168,070	229,009	332,055	142,993	157,577	99,101	90,356	—	91	580,450	748,149
Current accounts payable to related parties	118,028	114,209	17,809	15,935	41,035	33,850	36,214	28,511	(90,643)	(80,309)	122,443	112,196
Other current provisions	—	—	—	—	31,215	25,516	48,808	49,008	—	—	80,023	74,524
Current tax liabilities	73,629	74,814	6,076	14,941	63,076	52,340	1,637	8,296	—	—	144,418	150,391
Other current non-financial liabilities	30,664	13,868	9,852	10,165	9,268	7,282	4,721	8,575	—	—	54,505	39,890

NON-CURRENT LIABILITIES	221,136	245,332	205,761	82,461	943,881	1,032,101	331,803	328,323	(36,903)	(16,645)	1,665,678	1,671,572
Other non-current financial liabilities	40,650	40,229	176,714	60,398	818,533	936,776	35,884	79,834	(12,301)	—	1,059,480	1,117,237
Trade and other non-current payables	3,034	44,393	505	500	639	—		—	(12,301)	—	(8,123)	44,893
Non-current accounts payable to related parties	16,228	6,230	11,331	15,668	—	—		—	(12,301)	(16,645)	15,258	5,253
Other long-term provisions		—	2,053	3,831	44,831	37,412	54,275	20,134	—	—	101,159	61,377
Deferred tax liabilities	101,043	83,005	13,171	—	51,223	30,926	216,660	203,144	—	—	382,097	317,075
Non-current provisions for employee benefits	3,172	3,508	—	—	28,655	26,987	1,893	1,578	—	—	33,720	32,073
Other non-current non-financial liabilities	57,009	67,967	1,987	2,064	—	—	23,091	23,633	—	—	82,087	93,664

EQUITY	608,151	892,948	730,063	755,871	1,443,801	1,311,303	1,187,777	1,105,224	—	—	3,969,792	4,065,346
Equity attributable to shareholders of Enel Américas	608,151	892,948	730,063	755,871	1,443,801	1,311,303	1,187,777	1,105,224	—	—	3,969,792	4,065,346
Issued capital	569,466	111,092	268,415	275,319	199,473	201,762	930,671	913,296	—	—	1,968,025	1,501,469
Retained earnings	4,884	258,124	335,962	289,470	565,626	446,982	284,443	389,902	—	—	1,190,915	1,384,478
Share premium	—	—	—	—	34,479	34,875	4,409	4,327	—	—	38,888	39,202
Other reserves	33,801	523,732	125,686	191,082	644,223	627,684	(31,746)	(202,301)	—	—	771,964	1,140,197

TOTAL LIABILITIES AND EQUITY	1,168,237	1,523,563	1,280,669	1,480,335	2,775,487	2,854,501	1,761,327	1,657,820	(127,546)	(96,863)	6,858,174	7,419,356

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business	Argentina			Brazil			Colombia			Peru			Eliminations			Total
Country STATEMENTS OF PROIT (LOSS)	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$
REVENUE AND OTHER OPERATING INCOME	436,376	327,613	299,771	777,501	853,595	829,715	1,246,988	1,259,471	1,159,788	596,240	595,983	730,413	(49)	(244)	—	3,057,056	3,036,418	3,019,687
Revenues	415,055	314,689	288,760	761,534	841,722	796,792	1,240,405	1,242,506	1,151,492	590,425	562,978	689,464	—	—	—	3,007,419	2,961,895	2,926,508
Energy sales	413,343	313,502	288,568	691,904	759,653	709,105	1,213,754	1,220,266	1,132,015	566,368	521,458	506,125	—	—	—	2,885,369	2,814,879	2,635,813
Other sales	—	21	—	—	—	—	26,479	22,095	19,300	22,467	22,694	21,189	—	—	—	48,946	44,810	40,489
Other services rendered	1,712	1,166	192	69,630	82,069	87,687	172	145	177	1,590	18,826	162,150	—	—	—	73,104	102,206	250,206
Other operating income	21,321	12,924	11,011	15,967	11,873	32,923	6,583	16,965	8,296	5,815	33,005	40,949	(49)	(244)	—	49,637	74,523	93,179

RAW MATERIALS AND CONSUMABLES USED	(129,661)	(40,070)	(25,389)	(418,618)	(574,420)	(490,159)	(465,768)	(478,264)	(396,302)	(204,404)	(188,230)	(347,476)	—	429	—	(1,218,451)	(1,280,555)	(1,259,326)
Energy purchases	(877)	(1,343)	(1,374)	(328,984)	(525,539)	(393,265)	(209,204)	(191,690)	(165,039)	(39,851)	(40,938)	(94,180)	543	1,596	2,650	(578,373)	(757,914)	(651,208)
Fuel consumption	(100,579)	(21,095)	(4,074)	(58,505)	(18,151)	(70,470)	(49,225)	(53,414)	(30,789)	(68,807)	(134,183)	(123,975)	—	—	—	(277,116)	(226,843)	(229,308)
Transportation expenses	(8,959)	(6,937)	(7,389)	(28,107)	(30,474)	(26,226)	(138,544)	(143,045)	(128,296)	(84,128)	(5,488)	(91,718)	(543)	(1,167)	(2,650)	(260,281)	(187,111)	(256,279)
Other miscellaneous supplies and services	(19,246)	(10,695)	(12,552)	(3,022)	(256)	(198)	(68,795)	(90,115)	(72,178)	(11,618)	(7,621)	(37,603)	—	—	—	(102,681)	(108,687)	(122,531)

CONTRIBUTION MARGIN	306,715	287,543	274,382	358,883	279,175	339,556	781,220	781,207	763,486	391,836	407,753	382,937	(49)	185	—	1,838,605	1,755,863	1,760,361

Other work performed by the entity and capitalized	4,785	5,011	6,300	653	553	903	3,008	2,468	910	1,577	1,435	739	—	—	—	10,023	9,467	8,852
Employee benefits expense	(38,147)	(45,672)	(73,209)	(16,422)	(16,364)	(18,426)	(31,806)	(30,726)	(27,270)	(27,851)	(30,096)	(29,190)	—	—	—	(114,226)	(122,858)	(148,095)
Other expenses	(28,259)	(28,977)	(36,680)	(22,191)	(19,683)	(20,404)	(42,102)	(45,800)	(55,117)	(44,023)	(45,395)	(42,833)	49	(176)	—	(136,526)	(140,031)	(155,034)

GROSS OPERATING RESULT	245,094	217,905	170,793	320,923	243,681	301,629	710,320	707,149	682,009	321,539	333,697	311,653	—	9	-	1,597,876	1,502,441	1,466,084

Depreciation and amortization expense	(89,645)	(121,545)	(55,942)	(32,785)	(32,681)	(38,863)	(73,761)	(73,252)	(71,196)	(65,767)	(68,241)	(72,354)	—	—	—	(261,958)	(295,719)	(238,355)
Impairment (losses) reversals recognized in profit or loss	—	66,987	—	—	—	—	—	—	—	(1,307)	—	(10,242)	—	—	—	(1,307)	66,987	(10,242)
Gains (losses) for impairment in accordance with IFRS 9	(40)	(7,671)	(28)	32	(260)	(725)	663	(822)	145	(10)	3,755	(384)				645	(4,998)	(992)

OPERATING INCOME	155,409	155,676	114,823	288,170	210,740	262,041	637,222	633,075	610,958	254,455	269,211	228,673	—	9	—	1,335,256	1,268,711	1,216,495

FINANCIAL RESULT	157,051	107,637	26,873	19,427	18,757	7,262	(81,785)	(101,982)	(119,198)	(6,146)	8,420	(9,688)	—	28,573	—	4,788	70,220	(94,751)
Financial income	98,572	69,536	49,282	41,484	32,044	24,201	6,239	8,361	9,160	7,373	6,888	6,143	—	—	(8,880)	153,668	116,829	79,906
Cash and cash equivalents	82,760	65,748	39,533	7,644	7,712	12,022	4,696	7,025	7,361	4,137	3,768	4,272	—	—	—	99,237	84,253	63,188
Other financial income	15,812	3,788	9,749	33,840	24,332	12,179	1,543	1,336	1,799	3,236	3,120	1,871	—	—	(8,880)	54,431	32,576	16,718
Financial costs	(47,784)	(52,457)	(51,507)	(31,209)	(35,648)	(19,284)	(87,896)	(110,076)	(128,201)	(12,089)	(5,002)	(13,968)	—	—	8,880	(178,978)	(203,183)	(204,080)
Bank borrowings	(62)	(43)	(89)	(9,925)	(11,321)	(3,075)	(2,522)	(6,638)	(9,755)	(94)	(219)	(993)	—	—	—	(12,603)	(18,221)	(13,912)
Secured and unsecured obligations	—	—	—	(2,415)	(201)	—	(76,258)	(95,921)	(106,116)	(1,965)	(2,857)	(2,481)	—	—	—	(80,638)	(98,979)	(108,597)
Other	(47,722)	(52,414)	(51,418)	(18,869)	(24,126)	(16,209)	(9,116)	(7,517)	(12,330)	(10,030)	(1,926)	(10,494)	—	—	8,880	(85,737)	(85,983)	(81,571)
Gains (losses) from indexed assets and liabilities	(83,759)	8,815	—	—	—	—		—	—	—	—	—	—	—	—	(83,759)	8,815	—
Foreign currency exchange differences	106,263	90,558	29,098	9,152	22,361	2,345	(128)	(267)	(157)	(1,430)	6,534	(1,863)	—	28,573	—	113,857	147,759	29,423

Share of profit (loss) of associates and joint ventures accounted for using the equity method	790	2,171	1,705	—	—	—	—	—	—	—	—	—	—	—	—	790	2,171	1,705
Other gains (losses)	1,042	74	101	—	—	—	235	24	330	10	37	2,382	—	—	—	1,287	135	2,813
Gain (loss) from other investments	1,042	51	96	—	—	—	—	—	—	—	—	17	—	—	—	1,042	51	113
Gain (loss) from the sale of assets	—	23	5	—	—	—	235	24	330	10	37	2,365	—	—	—	245	84	2,700

Income before tax	314,292	265,558	143,502	307,597	229,497	269,303	555,672	531,117	492,090	248,319	277,668	221,367	—	28,582	—	1,342,121	1,341,237	1,126,262

Income tax	(48,085)	(99,141)	(8,618)	(116,746)	(78,870)	(90,718)	(180,207)	(185,554)	(191,743)	(74,300)	(85,670)	(68,520)	—	—	—	(419,338)	(449,235)	(359,599)

Net income from continuing operations	266,207	166,417	134,884	190,851	150,627	178,585	375,465	345,563	300,347	174,019	191,998	152,847	—	28,582	—	922,783	892,002	766,663
Income from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
NET INCOME	266,207	166,417	134,884	190,851	150,627	178,585	375,465	345,563	300,347	174,019	191,998	152,847	—	28,582	—	922,783	892,002	766,663

Country	Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF CASH FLOWS	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$

Net cash flows from (used in) operating activities	128,806	110,238	140,035	206,616	206,457	247,841	509,622	626,538	511,544	207,268	254,685	195,690	—	—	—	1,052,312	1,197,918	1,095,110
Net cash flows from (used in) investing activities	6,478	(16,483)	(20,172)	34,463	(67,384)	(454,441)	(85,078)	(109,801)	(127,976)	(40,386)	90,501	(283,782)	—	—	—	(84,523)	(103,167)	(886,371)
Net cash flows from (used in) financing activities	(115,161)	(23,726)	(17,305)	(221,809)	(90,783)	264,451	(545,075)	(494,832)	(413,466)	(157,902)	(256,197)	(162,923)	—	—	—	(1,039,947)	(865,538)	(329,243)

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

b)   Distribution

	Distribution
Line of business	Argentina		Brazil		Colombia		Peru		Eliminations		Total
Country	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2019	12-31-2018
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS	284,127	312,128	3,711,977	3,379,172	363,837	416,279	153,383	112,287	(35)	(7)	4,513,289	4,219,859
Cash and cash equivalents	24,452	27,356	475,746	345,537	97,623	196,776	51,717	29,776	—	—	649,538	599,445
Other current financial assets	—	—	48,792	42,320	306	47	—	—	—	—	49,098	42,367
Other current non-financial assets	18,982	7,590	341,073	198,877	10,072	6,746	4,292	8,463	—	—	374,419	221,676
Trade and other current receivables	222,959	251,369	2,568,600	2,568,773	181,485	165,005	71,574	52,271	16	—	3,044,634	3,037,418
Current accounts receivable from related parties	602	699	11,350	2,077	4,904	4,947	9,432	8,869	(51)	(7)	26,237	16,585
Inventories	17,132	25,114	236,130	208,414	58,121	36,933	16,368	12,908	—	—	327,751	283,369
Current tax assets	—	—	30,286	13,174	—	—	—	—	—	—	30,286	13,174

Non-current assets or disposal groups held for sale or held for distribution to owners	—	—	—	—	11,326	5,825	—	—	—	—	11,326	5,825

NON-CURRENT ASSETS	1,456,918	1,381,972	12,004,828	10,742,727	1,842,861	1,685,379	1,305,567	1,210,429	—	—	16,610,174	15,020,507
Other non-current financial assets	9	14	2,703,683	2,429,698	2	6	—	—	—	—	2,703,694	2,429,718
Other non-current non-financial assets	84	158	2,651,786	1,110,027	12,048	4,700	—	—	—	—	2,663,918	1,114,885
Trade and other non-current receivables	646	4,464	236,472	457,136	38,797	36,483	—	—	—	—	275,915	498,083
Non-current accounts receivable from related parties	68	108	—	—	—	—	—	—	—	—	68	108
Investments accounted for using the equity method	186	235	—	—	1,524	137	—	—	—	—	1,710	372
Intangible assets other than goodwill	30,365	21,907	5,281,728	5,637,387	93,220	70,525	35,933	31,601	—	—	5,441,246	5,761,420
Goodwill	—	—	—	662,218	—	—	—	—	—	—	—	662,218
Property, plant and equipment	1,425,560	1,355,086	115,163	59,670	1,697,270	1,573,528	1,269,634	1,178,828	—	—	4,507,627	4,167,112
Investment properties	—	—	10,254	11,708		—	—	—	—	—	10,254	11,708
Deferred tax assets		—	1,005,742	374,883		—	—	—	—	—	1,005,742	374,883

TOTAL ASSETS	1,741,045	1,694,100	15,716,805	14,121,899	2,206,698	2,101,658	1,458,950	1,322,716	(35)	(7)	21,123,463	19,240,366

Line of business
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2019	12-31-2018
LIABILITIES AND EQUITY	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES	509,222	710,708	3,699,914	3,434,286	545,688	650,767	272,270	268,882	(35)	(7)	5,027,059	5,064,636
Other current financial liabilities	7	—	756,949	479,938	75,327	156,230	53,938	65,715	—	—	886,221	701,883
Trade and other current payables	328,700	548,694	2,321,877	2,117,898	316,584	377,606	135,398	131,188	—	—	3,102,559	3,175,386
Current accounts payable to related parties	109,013	2,686	286,621	483,142	79,684	64,627	42,785	36,369	(35)	(7)	518,068	586,817
Other current provisions	44,825	131,593	144,973	194,941	7,082	10,325	8,584	10,315	—	—	205,464	347,174
Current tax liabilities	12,264	14,808	665	1,024	45,041	21,562	12,103	4,963	—	—	70,073	42,357
Other current non-financial liabilities	14,413	12,927	188,829	157,343	18,179	16,582	19,462	20,332	—	—	240,883	207,184

Liabilities associated with assets or disposal groups held for sale or distribution to owners	—	—		—	3,791	3,835	—	—	—	—	3,791	3,835

NON-CURRENT LIABILITIES	429,766	347,653	6,946,561	5,247,163	704,526	598,455	467,924	431,856	—	—	8,548,777	6,625,127
Other non-current financial liabilities	7	—	2,212,111	2,033,008	592,064	491,775	418,129	378,835	—	—	3,222,311	2,903,618
Trade and other non-current payables	149,205	150,992	2,171,380	726,711	358	—		—	—	—	2,320,943	877,703
Non-current accounts payable to related parties	34,662	—	—	—	—	—		—	—	—	34,662	—
Other long-term provisions	23,710	23,144	845,798	1,275,636	4,828	2,928	500	481	—	—	874,836	1,302,189
Deferred tax liabilities	210,460	161,250	13,257	11,188	107	1,696	43,357	47,103	—	—	267,181	221,237
Non-current provisions for employee benefits	11,006	11,091	1,683,454	1,198,014	100,851	96,164	4,352	3,552	—	—	1,799,663	1,308,821
Other non-current non-financial liabilities	716	1,176	20,561	2,606	6,318	5,892	1,586	1,885	—	—	29,181	11,559

EQUITY	802,057	635,739	5,070,330	5,440,450	956,484	852,436	718,756	621,978	—	—	7,547,627	7,550,603
Equity attributable to shareholders of Enel Américas	802,057	635,739	5,070,330	5,440,450	956,484	852,436	718,756	621,978	—	—	7,547,627	7,550,603
Issued capital	544,855	563,803	2,849,227	2,873,858	4,106	4,153	160,377	157,383	—	—	3,558,565	3,599,197
Retained earnings	223,667	69,177	(673,567)	(1,184,278)	282,082	192,954	486,057	414,874	—	—	318,239	(507,273)
Share premium	—	—		—	58,011	58,677	—	—	—	—	58,011	58,677
Treasury shares	—	—	—	(12,704)	—	—	—	—	—	—	—	(12,704)
Other reserves	33,535	2,759	2,894,670	3,763,574	612,285	596,652	72,322	49,721	—	—	3,612,812	4,412,706

TOTAL LIABILITIES AND EQUITY	1,741,045	1,694,100	15,716,805	14,121,899	2,206,698	2,101,658	1,458,950	1,322,716	(35)	(7)	21,123,463	19,240,366

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business	Argentina			Brazil			Colombia			Peru			Eliminations			Total
Country STATEMENTS OF PROIT (LOSS)	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$
REVENUE AND OTHER OPERATING INCOME	1,346,888	1,189,950	1,223,343	8,153,719	6,922,417	4,612,551	1,665,317	1,713,801	1,537,957	950,349	912,950	879,266	(24)	(3)	—	12,116,249	10,739,115	8,253,117
Revenues	1,066,437	1,174,151	1,193,683	7,246,928	5,965,107	3,798,613	1,646,864	1,702,390	1,527,674	945,595	907,247	874,408	—	—	—	10,905,824	9,748,895	7,394,378
Energy sales	1,021,696	1,130,353	1,138,069	6,441,861	5,396,919	3,447,388	1,366,632	1,422,918	1,264,632	903,828	856,278	813,804	—	—	—	9,734,017	8,806,468	6,663,893
Other sales	2,771	170	194	3,755	2,225	1,855	2,257	1,137	1,166	1,022	626	490	—	—	—	9,805	4,158	3,705
Other services rendered	41,970	43,628	55,420	801,312	565,963	349,370	277,975	278,335	261,876	40,745	50,343	60,114	—	—	—	1,162,002	938,269	726,780
Other operating income	280,451	15,799	29,660	906,791	957,310	813,938	18,453	11,411	10,283	4,754	5,703	4,858	(24)	(3)	—	1,210,425	990,220	858,739

RAW MATERIALS AND CONSUMABLES USED	(773,693)	(729,223)	(686,912)	(5,820,384)	(5,084,253)	(3,323,143)	(962,174)	(1,032,452)	(867,491)	(619,181)	(610,701)	(578,759)	—	—	—	(8,175,432)	(7,456,629)	(5,456,305)
Energy purchases	(714,844)	(655,312)	(617,960)	(4,310,694)	(3,621,322)	(2,281,798)	(717,608)	(784,872)	(632,783)	(580,690)	(576,420)	(549,326)	—	—	—	(6,323,836)	(5,637,926)	(4,081,867)
Transportation expenses	(16,990)	(30,477)	(8,537)	(720,945)	(609,880)	(258,156)	(165,554)	(171,492)	(160,406)	—	—	—	—	—	—	(903,489)	(811,849)	(427,099)
Other miscellaneous supplies and services	(41,859)	(43,434)	(60,415)	(788,745)	(853,051)	(783,189)	(79,012)	(76,088)	(74,302)	(38,491)	(34,281)	(29,433)	—	—	—	(948,107)	(1,006,854)	(947,339)

CONTRIBUTION MARGIN	573,195	460,727	536,431	2,333,335	1,838,164	1,289,408	703,143	681,349	670,466	331,168	302,249	300,507	(24)	(3)	—	3,940,817	3,282,486	2,796,812

Other work performed by the entity and capitalized	43,311	49,297	69,437	89,154	82,661	68,186	29,171	26,940	18,476	9,843	9,632	8,235	—	—	—	171,479	168,530	164,334
Employee benefits expense	(162,137)	(219,849)	(297,520)	(401,264)	(369,620)	(269,029)	(71,028)	(69,130)	(61,974)	(36,596)	(35,663)	(34,482)	—	—	—	(671,025)	(694,262)	(663,005)
Other expenses	(147,303)	(110,973)	(150,619)	(638,654)	(545,006)	(439,809)	(104,774)	(116,190)	(106,038)	(46,943)	(44,081)	(44,194)	24	3	—	(937,650)	(816,247)	(740,660)

GROSS OPERATING RESULT	307,066	179,202	157,729	1,382,571	1,006,199	648,756	556,512	522,969	520,930	257,472	232,137	230,066	—	—	—	2,503,621	1,940,507	1,557,481

Depreciation and amortization expense	(53,534)	(52,229)	(22,411)	(451,835)	(343,158)	(231,358)	(121,669)	(120,115)	(106,158)	(56,630)	(51,969)	(50,297)	—	—	—	(683,668)	(567,471)	(410,224)
Impairment (losses) reversals recognized in profit or loss	—	—	54,819	—	—	—	3,433	(5,234)	—	—	—	—	—	—	—	3,433	(5,234)	54,819
Gains (losses) for impairment in accordance with IFRS 9	(42,501)	(48,983)	(39,186)	(225,053)	(54,784)	(75,174)	(7,272)	(8,618)	(3,107)	(4,408)	(4,319)	(5,510)				(279,234)	(116,704)	(122,977)

OPERATING INCOME	211,031	77,990	150,951	705,683	608,257	342,224	431,004	389,002	411,665	196,434	175,849	174,259	—	—	—	1,544,152	1,251,098	1,079,099

FINANCIAL RESULT	54,470	127,247	(176,791)	(234,772)	(263,904)	(250,354)	(58,397)	(57,795)	(55,757)	(22,938)	(22,151)	(24,279)	—	—	—	(261,637)	(216,603)	(507,181)
Financial income	22,964	33,729	34,724	252,649	173,459	137,208	5,668	11,463	10,271	4,439	4,470	5,031	—	—	—	285,720	223,121	187,234
Cash and cash equivalents	1,908	5,917	18,799	19,928	15,225	3,869	3,859	5,498	5,935	677	661	2,982	—	—	—	26,372	27,301	31,585
Other financial income	21,056	27,812	15,925	232,721	158,234	133,339	1,809	5,965	4,336	3,762	3,809	2,049	—	—	—	259,348	195,820	155,649
Financial costs	(168,782)	(174,402)	(213,931)	(484,231)	(421,956)	(377,095)	(64,047)	(67,561)	(65,385)	(28,342)	(26,543)	(29,667)	—	—	—	(745,402)	(690,462)	(686,078)
Bank borrowings	(3,957)	(133)	(47)	(78,675)	(86,228)	(62,079)	(8,375)	(13,022)	(15,335)	(1,204)	(1,722)	(6,122)	—	—	—	(92,211)	(101,105)	(83,583)
Secured and unsecured obligations		—	—	(110,355)	(72,172)	(35,259)	(40,051)	(37,995)	(32,353)	(25,090)	(24,973)	(13,651)	—	—	—	(175,496)	(135,140)	(81,263)
Other	(164,825)	(174,269)	(213,884)	(295,201)	(263,556)	(279,757)	(15,621)	(16,544)	(17,697)	(2,048)	152	(9,894)	—	—	—	(477,695)	(454,217)	(521,232)
Gains (losses) from indexed assets and liabilities	206,845	260,137	—	—	—	—		—	—	—	—	—	—	—	—	206,845	260,137	—
Foreign currency exchange differences	(6,557)	7,783	2,416	(3,190)	(15,407)	(10,467)	(18)	(1,697)	(643)	965	(78)	357	—	—	—	(8,800)	(9,399)	(8,337)

Share of profit (loss) of associates and joint ventures accounted for using the equity method	20	(160)	—	—	—	—	—	—	—	—	—	—	—	—	—	20	(160)	—
Other gains (losses)	39	—	128	2,143	386	954	73	166	145	10,654	(6)	1,305	—	—	—	12,909	546	2,532
Gain (loss) from other investments	—	—	72	—	—	—	6	—	—		—	—	—	—	—	6	—	72
Gain (loss) from the sale of assets	39	—	56	2,143	386	954	67	166	145	10,654	(6)	1,305	—	—	—	12,903	546	2,460

Income before tax	265,560	205,077	(25,712)	473,054	344,739	92,824	372,680	331,373	356,053	184,150	153,692	151,285	—	—	—	1,295,444	1,034,881	574,450

Income tax	(76,548)	(101,101)	36,981	414,913	251,360	23,851	(122,066)	(125,242)	(144,932)	(55,649)	(49,024)	(46,154)	—	—	—	160,650	(24,007)	(130,254)

Net income from continuing operations	189,012	103,976	11,269	887,967	596,099	116,675	250,614	206,131	211,121	128,501	104,668	105,131	—	—	—	1,456,094	1,010,874	444,196
NET INCOME	189,012	103,976	11,269	887,967	596,099	116,675	250,614	206,131	211,121	128,501	104,668	105,131	—	—	—	1,456,094	1,010,874	444,196

Line of Business	Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF CASH FLOWS	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$	12-31-2019 ThUS$	12-31-2018 ThUS$	12-31-2017 ThUS$

Net cash flows from (used in) operating activities	116,487	47,301	69,724	877,694	154,589	186,215	357,362	404,403	386,853	251,699	165,498	141,431	—	—	—	1,603,242	771,791	784,223
Net cash flows from (used in) investing activities	(184,578)	(82,268)	(102,586)	(818,838)	(533,164)	(667,942)	(303,833)	(296,082)	(262,574)	(163,888)	(111,035)	(89,334)	—	—	—	(1,471,137)	(1,022,549)	(1,122,436)
Net cash flows from (used in) financing activities	75,332	(118)	(48)	84,704	551,548	576,686	(158,135)	(79,475)	(161,966)	(66,594)	(104,032)	(52,807)	—	—	—	(64,693)	367,923	361,865

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

34.  THIRD PARTY GUARANTEES, CONTINGENT ASSETS, LIABILITIES, AND OTHER COMMITMENTS

34.1   Direct guarantees

				Assets Committed
	Debtor					Carrying	Outstanding balance as of			Guarantees released
Creditor of Guarantee	Company	Relationship	Type of Guarantee	Type	Currency	Amount	Currency	12-31-2019	12-31-2018	2019	Assets	2020	Assets	2021	Assets
Mitsubishi Corporation	Costanera	Creditor	Pledge	Combined cycle plant	ThUS$	32,840	ThUS$	47,844	54,460	—	—	—	—	—	—
Various Creditors	Enel Distribución Río	Creditor	Pledge on collection and others	Collection accounts	ThUS$	4,417	ThUS$	13,205	225,471	—	—	—	—	—	—
Various Creditors	Enel Distribución Ceará	Creditor	Pledge on collection and others	Collection accounts	ThUS$	12,220	ThUS$	98,388	126,474	—	—	—	—	—	—
Various Creditors	Enel Distribución Goias	Creditor	Pledge on collection and others	Collection accounts	ThUS$	24,307	ThUS$	77,054	101,507	—	—	—	—	—	—
Various Creditors	Enel Distribución Sao Paulo	Creditor	Pledge on collection and others	Collection accounts	ThUS$	51,451	ThUS$	934,752	828,266	—	—	—	—	—	—
Banco Crédito del Perú	Enel Generación Piura	Creditor	Mortgage	Fixed assets	ThUS$	42,384	ThUS$	56,835	37,824	—	—	—	—	—	—
Various Creditors	Enel Distribución Perú	Creditor	Mortgage	Fixed assets	ThUS$	34,334	ThUS$	33,187	—	—	—	—	—	—	—
Creditor	Enel Generación Perú	Creditor	Mortgage	Fixed assets	ThUS$	5,141	ThUS$	5,180	—	—	—	—	—	—	—

As of December 31, 2019 and 2018, the carrying amount of property, plant and equipment pledged as security for liabilities is ThUS$114,699 and ThUS$7,692, respectively (see Note 18.e.ii). Enel Américas is joint and several co-signer of the local bonds of Enel Generación Chile, whose outstanding balance as of December 31, 2019 amounts to ThCh$306,895,060  (ThUS$408,295).

As of December 31, 2019, the Company had future energy purchase commitments amounting to ThUS$96,201,541  (ThUS$108,243,549 as of December 31, 2018).

34.2   Indirect guarantees

				Debtor			Outstanding balance as of
Type	Contract	Maturity	Creditor of Guarantee	Company	Relationship	Type of Guarantee	Currency	12-31-2019	12-31-2018

Secured	Bonds Serie H	October 2028	Bondholders Enel Generación Chile Bond Program (ex Endesa Chile)	Enel Generación Chile	Companies divided from the original debtor Endesa Chile (joint debtor Endesa Américas and post-merger Enel Américas) (1)	Codebtor	ThUS$	67,285	78,925
Secured	Bonds Serie M	December 2029	Bondholders Enel Generación Chile Bond Program (ex Endesa Chile)	Enel Generación Chile	Companies divided from the original debtor Endesa Chile (joint debtor Endesa Américas and post-merger Enel Américas) (1)	Codebtor	ThUS$	341,010	394,987
Secured	DEBÊNTURES 9ª EMISSÃO (AMPL19)	December 2020	DEBENTURES	Enel Distribución Río	Enel Brasil	Endorsement	ThUS$	149,148	155,237
Secured	CITIBANK 4131 III	June 2019	CITIBANK	Enel Distribución Río	Enel Brasil	Endorsement	ThUS$	—	37,159
Secured	BNP PARIBAS 4131	February 2022	BNP PARIBAS	Enel Distribución Río	Enel Brasil	Endorsement	ThUS$	102,642	—
Secured	CITIBANK 4131 II	March 2021	CITIBANK	Enel Distribución Río	Enel Brasil	Endorsement	ThUS$	96,891	97,276
Secured	ITAÚ 4131	July 2021	ITAÚ	Enel Distribución Río	Enel Brasil	Endorsement	ThUS$	77,203	77,203
Secured	CITI 4131 FORTALEZA	April 2020	CITIBANK	Enel Generación Fortaleza	Enel Brasil	Endorsement	ThUS$	60,908	60,974
Secured	NP 1ª Emissão	October 2019	ITAÚ UNIBANCO S.A.	Enel Distribución Goias (ex-CELG)	Enel Brasil	Endorsement	ThUS$	—	54,145
Secured	CITIBANK 4131	January 2021	CITIBANK	Enel Distribución Goias (ex-CELG)	Enel Brasil	Endorsement	ThUS$	145,929	—
Secured	BNDES FINAME GIRO	May 2023	BNDES	Enel Distribución Goias (ex-CELG)	Enel Brasil	Endorsement	ThUS$	25,054	26,058
Secured	SCOTIABANK 4131 CELG	August 2022	SCOTIABANK	Enel Distribución Goias (ex-CELG)	Enel Brasil	Endorsement	ThUS$	48,870	—
Secured	ITAÚ 4131 CELG- I	July 2020	ITAÚ BBA INTERNATIONAL PCL	Enel Distribución Goias (ex-CELG)	Enel Brasil	Endorsement	ThUS$	—	77,143
Secured	ITAÚ 4131 CELG- II	August 2020	ITAÚ BBA INTERNATIONAL PCL	Enel Distribución Goiás (ex-CELG)	Enel Brasil	Endorsement	ThUS$	—	96,524
Secured	ITAÚ 4131 CELG- IV	February 2021	ITAÚ BBA INTERNATIONAL PCL	Enel Distribución Goiás (ex-CELG)	Enel Brasil	Endorsement	ThUS$	—	31,011
Secured	ITAÚ 4131 CELG- V	January 2021	ITAÚ BBA INTERNATIONAL PCL	Enel Distribución Goiás (ex-CELG)	Enel Brasil	Endorsement	ThUS$	—	41,264
Secured	BNP PARIBAS 4131	June 2020	BNP PARIBAS- CREDIT AGREEMENT	Enel Distribución Goias (ex-CELG)	Enel Brasil	Endorsement	ThUS$	50,597	—
Secured	NP 3ª Emissão	November 2020	ITAÚ BBA INTERNATIONAL PLC	Enel Distribución Goias (ex-CELG)	Enel Brasil	Endorsement	ThUS$	217,443	—
Secured	SCOTIABANK 4131 CELG II	November 2020	SCOTIABANK	Enel Distribución Goias (ex-CELG)	Enel Brasil	Endorsement	ThUS$	48,056	—
Secured	DEBÊNTURES - 23ª EMISSÃO - 1ª serie	September 2021	DEBENTURES	Enel Distribución Sao Paulo	Enel Brasil	Endorsement	ThUS$	177,479	185,268
Secured	DEBÊNTURES - 23ª EMISSÃO - 2ª série	September 2023	DEBENTURES	Enel Distribución Sao Paulo	Enel Brasil	Endorsement	ThUS$	352,037	367,520
Secured	DEBÊNTURES - 23ª EMISSÃO - 3ª serié	September 2025	DEBENTURES	Enel Distribución Sao Paulo	Enel Brasil	Endorsement	ThUS$	—	237,325
Secured	FINEP - 1º Protocolo	February 2020	FINEP	Enel Distribución Sao Paulo	n.a	Fine	ThUS$	253	—
Secured	FINEP - 2º Protocolo	April 2024	FINEP	Enel Distribución Sao Paulo	n.a	Fine	ThUS$	15,756	—
Secured	BNP PARIBAS 4131	November 2029	BNP PARIBAS- CREDIT AGREEMENT	Volta Grande	Enel Brasil	Codebtor	ThUS$	—	267,302
						Total		1,976,561	2,285,321

(1)Upon the demerger of the original issuer,between Endesa Chile (currently Enel Generación Chile S.A.) and Endesa Américas, and in accordance with the bond indenture, all entities arising from the demerger are liable for the debt, regardless that the payment obligation remains in Enel Generación Chile S.A. After the merger carried out in 2016, the Company became liable for the obligations of Endesa Américas.

34.3Litigation and Arbitration Proceedings

As of the date of these consolidated financial statements, the most relevant litigation and arbitration proceedings of Enel Américas and its subsidiaries are the following:

a)Pending trials, Enel Américas

The Chilean Tax Authority (SII) carried out a regular audit for the 2012 business year (Tax Year 2013). On September 4, 2015, it provided notice of a tax assessment for the additional tax due, based on article 74 of the Income Tax Act, justifying its position on the ground that a modification of the Taxable Profits Fund (Fondo Utilidad Tributaria or FUT) allegedly entailed a modification of the base for the additional tax. The company responded that the SII had accepted the income rectification and the income tax return it had filed, thereby accepting the declared tax amounts. On December 23, 2015, Enel Américas (formerly named Enersis S.A.) filed a tax claim before the Tax and Customs Courts (TTA), claiming that the tax obligation had been fully complied with, since the additional tax had been paid provisionally on a monthly basis, and the tax obligation had been fully settled and resolved when the income rectification was made on May 8, 2014, which included the rectification of the FUT amount. An unfavorable ruling was rendered and the company filed an appeal in January 2018. The case was pleaded before the Court of Appeal on September 12, 2018 and the decision on the appeal was unfavorable, with the dissenting vote of one judge. On November 15, 2018, the company filed another appeal, which was declared admissible by the Court of Appeal and is pending before the Supreme Court. In January 2019, the General Treasury of the Republic notified Enel Américas of a tax payment due. On March 1, 2019, the company requested the ruling of the Court of Appeals on the suspension of tax collection presented on November 8, 2018. On March 11, 2019, the Court of Appeals decided to suspend the collection of taxes for the maximum legal term of six months. On March 15, 2019, the case entered the Supreme Court for its substantive admissibility examination. On March 19, 2019, the company’s appeal was accepted. In September 2019, the extension of the tax collection suspension was requested. On October 25, 2019, the Supreme Court agreed to extend the suspension of the tax collection. During the interim period while the Supreme Court had not yet issued a judgment on the suspension of the collection of the tax, the General Treasury of the Republic seized funds in a current account of Enel Américas. The Treasury cannot dispose of said funds by order of the Court. As of December 31, 2019, the amount involved in this lawsuit was ThCh$7,110,825  (ThUS$9,460).

b)Subsidiary pending lawsuits:

Colombia:

1.-José Rodrigo Alvarez and approximately 1,400 other individuals — all of them residents of the municipality of Garzón — filed a class-action lawsuit, currently pending in the Fourth Civil Court of the Circuit of Bogotá, against Emgesa S.A. ESP. It is claimed that, as a consequence of the construction of El Quimbo hydroelectric project, their income from artisanal and business activities was reduced by an average of 30% even though the socioeconomic study of the project had taken this into account. The amount of the claim is ThUS$8,224, equivalent to ThCOP27,013,866. The case has been in the evidentiary stage since 2016 and no expert opinion has been issued due to the counterparty’s lack of activity. On May 8, 2019, the court granted approximately US$200 for expert expenses, without the plaintiff having paid the expenses to date. The company is waiting 6 months to ask for an implied withdrawal of the request for the expert’s opinion and the final arguments to continue.

2.-  Emgesa S.A. ESP brought an action for annulment and restoration of rights against the Corporación Autónoma Regional de Cundinamarca (CAR). By means of Resolutions Nos. 506 of March 28, 2005, and 1189 of July 8, 2005, CAR ordered Emgesa, Empresa de Energía de Bogotá S.A. (EEB) and Empresa de Acueducto y Alcantarillado de Bogotá S.A. (EAAB) to construct works at the El Muña dam reservoir. Emgesa filed a lawsuit against those resolutions seeking their annulment. The first instance court dismissed the request for annulment of these resolutions. Appeals were filed by Emgesa, EEB and EAAB, which are currently pending decision. There is a parallel annulment and restoration action initiated by Emgesa against CAR. This action seeks the annulment of Article 2 of Resolution No. 1318 of 2007 and Article 2 of Resolution No. 2000 of 2009, pursuant to which Emgesa was ordered to implement a “Contingency Plan’ and to carry out an “Air Quality” study for the possible suspension of water pumping from the reservoir, claiming that the above-mentioned administrative acts should be annulled due to the technical impossibility of carrying out the “Air Quality” study and implementing the “Contingency Plan”. In this parallel action, an expert opinion from an accountant was presented, which was favorable to the company. Emgesa requested and received a favorable clarification concerning this opinion. The evidentiary stage was completed, final arguments were made and, as of December 31, 2019, the case is awaiting a decision. The amount involved in this litigation is indeterminate.

3.-   A class action lawsuit filed against Emgesa S.A. ESP, the Colombian Ministry of Environment and Development and the Colombian Ministry of Mines and Energy, Comepez S.A. and other fish farm and artisanal fishermen companies, is currently under review by the Huila Administrative Court. Fishermen are seeking the protection of collective rights and a healthy environment, public health, food security and safety and the prevention of technically foreseeable disasters. Furthermore, the plaintiffs are seeking the issuance of an order compelling the entities to immediately take the necessary corrective and preventive measures to halt the imminent danger of massive fish mortality in the Betania reservoir fish farming projects, relating to the filling of the reservoir and the operation of the El Quimbo hydroelectric project. This lawsuit does not have a specified monetary amount because of its nature as an action regarding the protection of collective rights. Therefore, no provision has been made. The matter has been pending decision since June 18, 2018. During the evidentiary stage, the environmental authorities ANLA and CAM jointly presented a report in which they stated that the company had complied with the obligations imposed by the Administrative Court within the injunctive measures, even though the matter has no quantified claims. The final arguments were presented by Emgesa on June 15, 2018, and the matter was submitted for consideration on June 18, 2018. The company expects that a first judgment will be issued before the end of 2020.

4.-In a class-action lawsuit filed by several residential complexes — including the Sabana Medical Center — against Codensa S.A. ESP in the First Administrative Court of the Bogotá Capital District, the plaintiffs demand the refund of an alleged tariff cost excess that they were charged due to a failure to apply a tariff benefit to which the plaintiffs argue they are entitled as Voltage Level One users and infrastructure owners, as established in Resolution No. 082 of 2002, modified by Resolution No. 097 of 2008. Codensa responded to the complaint by rejecting it in its entirety. A conciliation hearing was held between the parties, without success. An evidence order was issued on May 15, 2018 and the joinder of new plaintiffs was denied. The proceedings are in the evidentiary stage, and the estimated value of this lawsuit is approximately COP337,000 million (ThUS$102,595).

5.-Henry Andrew Barbosa filed a class-action lawsuit against Codensa and the Special Public Services Administrative Unit (UAESP) of the Bogotá Capital District before the Tenth Administrative Judge of the Bogotá Capital District. Subsequently, Codensa filed an action for nullification and restoration of rights against the UAESP, which is currently pending before the Administrative Court of Cundinamarca. In the class action, the judge ordered Codensa and the UAESP to reassess the 1997 Public Lighting Agreement signed between them, since it was determined that there were 8,661 fewer street lights than Codensa had taken into account in its billing. In 2014, the parties agreed to the reassessment and carried out a transaction for the periods 1998 to 2004, resulting in a debt of  COP14,433 million (ThUS$4,394) owed by Codensa to the UAESP. By an order of June 1, 2017, the Court refused to consider the above-mentioned 2014 agreement and instead ordered the UAESP to carry out a unilateral assessment. In compliance with the order, the UAEPS issued Resolution No. 000730 of December 18, 2017, where it determined that Codensa should pay COP113,082 million (ThUS$34,426). The nullification and restoration of rights action filed against the UAESP was in the notification stage and the UAESP was in the process of answering the demand. On August 21, 2019, the Administrative Court of Cundinamarca at the initial hearing determined that no further evidence was needed and ruled against Codensa, subtracting any value from the reassessment agreed by the parties in 2014. An appeal was filed and submitted to the Council of State. The UAESP had begun the collection process, but the collection was suspended with the admission of the nullification action. Codensa paid COP24,400 million (ThUS$7,428), which it considers its obligation to pay under the 2014 reassessment agreements. In total, the nullification action has an approximate value of COP88,698 million (ThUS$27,003).

6.-   On December 4, 2017, Grupo Energía de Bogotá (GEB) notified Enel Américas of its intention to submit to arbitration the dispute between the parties regarding the distribution of the profits of the 2016 fiscal year for Emgesa and Codensa in accordance with the provisions of the Investment Framework Agreement (AMI). GEB claims that Enel Américas is acting contrary to its own previous conduct by voting for a 70% distribution of profits, under the allegedly incorrect interpretation that this proportion corresponds to “all available profits in accordance with good commercial practice.” Furthermore, GEB claims that Enel Américas’ conduct violates the provisions of Clause 3.8 of the AMI, which regulates the form of distribution of profits by obliging the parties to vote in favor of the distribution of all  (100%) profits that may be distributed during each fiscal year. The claims seek a declaration of Enel Américas’ breach of the AMI and the consequent distribution of 100% of the profits of the 2016 fiscal year for each company. The amounts claimed not received by GEB as a consequence of the partial distribution of profits were COP63,619 million (ThUS$19,368) for Codensa and COP82,820 million (ThUS$25,213) for Emgesa. GEB decided to withdraw the claims to make amendments and to include new issues. On October 8, 2018, GEB filed a new arbitration claim with the Arbitration Center of the Chamber of Commerce of Bogotá for the alleged breach of the AMI in relation to the failure by Emgesa and Codensa to make full distributions of dividends in 2016, 2017, and 2018 and a breach of other provisions of the shareholders’ agreements and requesting compensation for damages. The new claims amount to ThCOP1,876,417,133  (ThUS$571,249), plus interest. The arbitration is in the evidentiary phase.

7.-Thirty-seven applications for arbitration proceedings were filed by Grupo Energía Bogotá against Codensa (17) and Emgesa (20), seeking the nullification of the Minutes of the Board of Directors and the Shareholders’ General Meeting. These applications present, among others, the following arguments: i) Conflicts of Interest with economically-affiliated companies; ii) Impossibility of ratifying authorizations to contract; iii) Improper waiving of conflicts of interest; iv) Violation of the AMI in terms of distribution of profits; and v) insufficient information for decision making. The applications are similar in that they indicate that the decisions are flawed because they contravene fundamental principles, they are null and void due to their unlawful object and reason, they breach AMI provisions regarding the distribution of profits and some minutes were adopted while the arbitration was pending. The amount is undetermined. However, the case involves decisions made about transactions with companies with a high-impact economic link to the business. On July 5, 2018, the selection of arbitrators took place given that there was no agreement regarding the appointment of arbitrators or the consolidation of the arbitrations with the arbitration against Enel Américas. These arbitration proceedings are in their initial phase. By order dated June 21, 2019, the Court of Arbitration consolidated the proceedings into a single arbitration because the claims are similar, they can be carried out in the same proceeding, are between the same parties, and use the same evidence. However, the legal representative of Codensa and Emgesa filed an appeal against this decision, resulting in the order being partially revoked on August 20, 2019 and only the 20 arbitration proceedings relating to Emgesa being consolidated, because it was accepted that Emgesa and Codensa are different parties despite having a common controlling shareholder. Accordingly, only one arbitration will be conducted with respect to Emgesa. With respect to Codensa, a similar decision was issued on October 25, 2019, ordering the consolidation of 17 arbitration proceedings into a single proceeding. Emgesa’s arbitration is in the stage of responding to the claim. The Codensa arbitration is also in the stage of responding to the claim.

Peru:

8.-   The Peruvian National Customs and Tax Authority (SUNAT) challenged Enel Generación Perú S.A.A. (formerly known as Edegel S.A.A.), through Notices of Assessments and Penalties, about the deduction as an expense of the depreciation corresponding to part of the highest book value assigned to the assets in the appraisal carried out as a result of their voluntary revaluation in 1996. The rejected value of the appraisal relates to financial interest paid during the construction stage of the power generation plants. SUNAT’s position is that Enel Generación Perú has neither reliably demonstrated that it was necessary to obtain financing in order to build the generation plants that were revalued, nor that such financing had actually been incurred. Enel Generación Perú’s position is that SUNAT cannot demand such proof, since the appraisal is intended to assign to the asset the market value appropriate to it at the time the appraisal is conducted, and not its historical value. In this case, the appraisal methodology took into consideration the fact that power plants of such magnitude are built with financing. If SUNAT did not agree with the valuation, it should have presented its own appraisal, which it did not do.

For the year 1999: In February 2012, the Tax Court (“TF”) resolved the lawsuit regarding the 1999 tax year in favor of Enel Generación Perú with regard to two plants and against it with respect to four plants, reasoning that only the first two were proven to have been financed. Enel Generación Perú paid the taxes reassessed by SUNAT in June 2012, amounting to ThPEN37,710 (ThUS$11,369), which will have to be refunded if a favorable outcome is obtained in the complaint filed with the judicial courts (“PJ”) against the TF’s decision, filed in May 2012 against SUNAT and the TF.

In March 2018, Enel Generación Perú received the appeals court’s decision declaring the PJ’s decision null and void and ordering the rendering of a determination on the claim. The file was referred to the PJ in June 2018 and the oral report was submitted in August 2018. In September 2018, Enel Generación Perú submitted its written arguments.

For the years 2000 and 2001: The reasoning adopted for the 1999 tax year was applied to the 2000 and 2001 periods and Enel Generación Perú paid ThPEN18,786  (ThUS$5,663).

Judicial case: In March 2018, the PJ rendered a decision declaring the lawsuit groundless, and ruled in favor of Enel Generación Perú with respect to the non-application of interest on the advances from March to December 2001. In the same month, Enel Generación Perú appealed the unfavorable portion of the judgment. In October 2018, the Attorney General’s Office issued a tax ruling holding that it is inclined to uphold the ruling handed down at the trial court. In December 2018, the oral report was submitted and several briefs were submitted. In December 2018, the PJ issued a ruling to vacate the trial court decision, ordering that the trial court issue a new decision taking account of the arguments set out in its ruling. In March 2019, the PJ returned the case file to the trial court. In June 2019, Enel Generación Perú submitted an oral report and presented its arguments.

Administrative case: In August 2017, Enel Generación Perú was served with the Compliance Order, which was issued taking into consideration the TF’s ruling for the 1999 fiscal year, by means of which SUNAT reassessed the tax due for the period 2000-2001. According to SUNAT, Enel Generación Perú’s updated tax due amounted to PEN 220 million, because of the annual corporate tax for 2000, a related fine, and payments on account for the 2001 fiscal year. Also, the discounted credits in the company’s favor amounted to PEN 22 million for the 2001 corporate tax. In September 2017, Enel Generación Perú was served with a decision in which SUNAT corrected the Compliance Order of August 2017, stating that it had applied an incorrect restatement factor to the assessed tax, which resulted in the tax assessed by SUNAT amounting to PEN 190 million, rather than PEN 220 million. In September 2017, Enel Generación Perú appealed the above-mentioned Compliance Order. Enel Generación Perú presented written arguments in July 2018. In October 2019, the oral report was made, and arguments were presented.

Next steps are:

For the year 1999:

"	Enel Generación Perú is awaiting the trial court’s issuance of a judgment on Enel Generación Perú´s lawsuit.

For the years 2000-2001:

"	Enel Generación Perú is awaiting the TF’s issuance of the corresponding resolution and for the trial court to rule on Enel Generación Perú’s lawsuit.

The total amount involved in these lawsuits is estimated at ThPEN75,512  (ThUS$22,765).

9.-  SUNAT disallowed recognition by Enel Distribución Perú of the commercial energy losses recognized by the company between 2006 and 2011, equivalent to approximately 2% of the total purchased and self-generated energy. SUNAT challenged the cost of sale of that energy determined by Enel Distribución Perú, on the basis of an energy theft crime that was not established by the courts of law. SUNAT’s position is that the infeasibility of a legal action can only be demonstrated through a police report and a resolution issued by the Attorney General (Public Prosecutor’s Office) declaring, on a definitive or provisional basis, the filing of the criminal action for energy theft. The TF has rendered some decisions stating that such a resolution is necessary. Enel Distribución Perú’s position is that since the law does not establish a specific mechanism on how the infeasibility of a legal action will be demonstrated, it is possible to present any available, appropriate and reasonable evidence for this situation (free review of evidence). Enel Distribución Perú chose to demonstrate that it was futile to prosecute these crimes through legal actions, presenting reports produced by specialized engineers, reports issued by the General Directorate of Electricity (DGE) of the Ministry of Energy and the Mines and by the Energy and Mining Investment Supervisor Authority (OSINERGMIN), the Peruvian electricity regulatory authority, demonstrating that there was no sense to go to the courts and prosecute a crime that would be futile because the perpetrators of the crime, the exact occurrence of theft, the specific place where it occurs and the amount stolen at each opportunity could not be identified. The TF has allowed this type of proof in case of theft in the distribution of water (an industry similar to the distribution of electricity) and has not indicated that a resolution issued by the Attorney General (Public Prosecutor’s Office) is the only admissible evidence demonstrating the futility of pursuing legal action in this case.

The proceedings have progressed as follows:

For the year 2006: The TF ruled against Enel Distribución Perú in the appeal, although it agreed with Enel Distribución Perú’s position on the merits of the disputed issue. Therefore, the TF upheld the defense after holding that Enel Distribución Perú did not demonstrate the amount of commercial losses attributable to theft. This finding stems from the fact that commercial energy loss is not exclusively composed of stolen energy, but also of energy lost due to other reasons, such as measurement errors, billing errors and errors in estimating physical losses. Due to the immediate enforceability of the TF judgment, Enel Distribución Perú paid the tax due in full to SUNAT amounting to a total of PEN14,517 million (US$4,377 million). Following a decision partially in favor of Enel Distribución Perú, in January 2017, both SUNAT and Enel Distribución Perú filed extraordinary appeals with the Supreme Court of Justice. In January 2018, Enel Distribución Perú was served with the decision dismissing its extraordinary appeal and upholding SUNAT’s extraordinary appeal. In November 2019, Enel Distribución Perú was served with the decision of the Supreme Attorney General’s Office (Public Prosecutor’s Office) stating that the extraordinary appeal filed by SUNAT should be declared founded, and, consequently, nullified the second instance judgment, and ordered that a new decision be issued. In December 2019, a brief to better resolve the case was filed and a hearing was held.

For the years 2007 and 2008: Taking into account the result obtained in connection with the 2006 tax year, Enel Distribución Perú initiated a new defense strategy: (i) in theory, commercial energy losses may be composed of errors of measurement, billing and estimation of physical losses; (ii) since such losses are determined by “subtraction” (the energy that entered the system “minus” the energy supplied to customers and “minus” the physical loss of energy), commercial energy loss may actually be composed of such errors only in cases of under-measurement or under-invoicing or underestimation of physical losses; (iii) if there are no such errors, the amount shown as commercial energy loss is composed only of losses from theft, (iv) during the inspection, SUNAT reviewed both the billing and the physical loss report and neither challenged nor investigated them; therefore, in this respect, SUNAT cannot raise billing errors or errors in estimating physical losses as part of the commercial energy loss and (v) with respect to measurement errors, the margins for this type of errors are minimal as a business’s electrical energy distribution is regulated.

For the year 2007: Enel Distribución Perú presented evidence that a small amount of loss was attributable to under-measurement. At that time, commercial energy losses consisted mainly of theft (95%) and, to a lesser extent (5%), measurement errors. Enel Distribución Perú presented an oral report and its arguments.

For the year 2008: Enel Distribución Perú presented evidence that demonstrated an excess of measurement. Therefore, commercial energy losses were only theft. Enel Distribución Perú provided an oral report to the TF and presented its final written arguments. In November 2019, an oral report was made again, and a new brief to better resolve the case was presented. In December 2019, Enel Distribución Perú received the TF’s ruling which rendered a partially favorable decision. In its decision, the TF (i) revoked and left without effect the position of the SUNAT related to the 2008 income tax; (ii) revoked the tax and fine assessments related to advance payments for the period March to December 2008; (iii) confirmed the tax and fine assessments related to the advance payments for the periods January and February 2008.

For the year 2009: SUNAT objected to the deduction of commercial energy losses, for the same reasons as in previous years. In November 2013, Enel Distribución Perú filed a claim in which, in addition to reiterating the reasons why the commercial loss of energy is deductible, provided evidence that demonstrated that the loss of commercial energy consisted mainly of theft (93%) and, to a lesser extent (7%), of measurement errors.  In June 2014, SUNAT requested information on the details of the “standard energy loss” calculation. In July 2014, Enel Distribución Perú responded to the points requested by SUNAT. In August 2014, SUNAT served Enel Distribución Perú with the decision ruling on the latter’s claim. In that decision, SUNAT set aside the objection related to the standard loss of commercial energy, confirming the excess attributable to such amount. In September 2014, Enel Distribución Perú paid the debt it owed to SUNAT amounting to ThPEN5,274  (ThUS$1,590), which amount includes default interest on account payments and fines, and filed an appeal with the TF. In July 2019, the oral report was made and Enel Distribución Perú received the TF’s ruling which rendered an unfavorable decision against the company. In October 2018, Enel Distribución Perú filed a lawsuit against the TF ruling before the PJ, which was admitted by the court the same month. In December 2019, the PJ received the response to the claim from SUNAT and the TF, declared the process ready to proceed, set out the controversial points and admitted the evidence. In the same month, Enel Distribución Perú requested that a date be set for the oral report and requested a hearing.

For the year 2010: SUNAT only objected to the deduction of commercial energy losses corresponding to the excess of the standard commercial energy loss. In July 2015, Enel Distribución Perú paid the debt owed to SUNAT amounting to ThPEN5,085  (ThUS$1,533) including taxes, interest on late payments and fines. A claim was filed with SUNAT. In April 2016, Enel Distribución Perú was notified of SUNAT’s decision, which maintained the objections, and an appeal was filed that same month. In October 2019, the oral report was made and written pleadings were presented. In December 2019, a brief to better resolve the case was filed.

For the year 2011: SUNAT also objected to the deduction of commercial energy losses corresponding to the excess of the standard commercial energy loss. In July 2016, Enel Distribución Perú paid the debt owed to SUNAT amounting to ThPEN3,126  (ThUS$942), which amount includes default interest on account payments and fines. In September 2016, Enel Distribución Perú was served with tax assessments and fines. In October 2016, Enel Distribución Perú filed a claim against the taxes and fines. In June 2017, Enel Distribución Perú received SUNAT’s decision which maintained the objections raised. In July 2017, Enel Distribución Perú filed an appeal.

Next steps are:

For the year 2006: Enel Distribución Perú is awaiting the PJ to issue a new decision.

For the  year 2008: SUNAT has a maximum period of three calendar months to challenge the TF resolution.

For the year 2009: Enel Distribución Perú is waiting for the PJ Court to set a date for the oral report.

For the years 2007, 2010 and 2011: Enel Distribución Perú is waiting for the abovementioned matters to be resolved and the court proceedings to resume.

The total amount involved in these lawsuits is estimated at ThPEN77,317  (ThUS$23,309).

10.- In 1997, Enel Generación Perú, Perené and Simsa entered into a joint venture agreement for the development of the Chimay and Yanango power plants, agreeing to a payment of US$13 million for Enel Generación Perú. In 1998, Enel Generación Perú signed a contract with its parent company, Generandes (now Enel Perú, after the merger with Generandes), for Enel Perú to provide supervision services for the construction of the power plants, agreeing  to a payment of US$13 million for Enel Perú. In turn, Enel Perú entered into contracts with its shareholders, Entergy Perú and Conosur, transferring its commitments with Enel Generación Perú and agreeing to a payment of US$3 million for each party. SUNAT challenged this transaction (i) of Enel Generación Perú for the use of VAT as a tax credit that was surcharged by Enel Perú, and (ii) of  Enel Perú for treating the expense as deductible from the company’s income tax and for the use of VAT as a tax credit that was surcharged by its shareholders. SUNAT’s position is that the transactions are not valid because Enel Perú and its shareholders are holding companies that have no personnel to provide such services. The supervision services were provided directly by Enel Generación Perú through its personnel. The TF has supported SUNAT’s position in resolutions issued in the Enel Generación Perú case and Enel Perú case. Taking this into consideration, Enel Perú expects that the PJ will issue a new decision, indicating that there are no costs and no revenues. According to this expected new determination, there would be a payment due in excess of Enel Perú’s income tax paid, and this excess would be offset with VAT, eliminating the contingency for this case.

11.- On July 5, 2016, Electroperú filed a request for arbitration against Enel Generación Perú due to disagreements regarding the interpretation of certain technical aspects (committed power, start date of the contract’s second stage, determination of the Base Gas Price) of an electric power supply contract entered into in 2003. The total amount of this arbitration is estimated at approximately PEN136.66 million (US$41.2 million). At the same time, the dispute stems from claims by Enel Generación Perú against Electroperú for approximately US$18.5 million. Electroperú filed its claim on June 4, 2017 and Enel Generación Perú filed its answer to the claim and its counterclaim on August 4, 2017. On August 10, 2017, the arbitral panel notified Enel Generación Perú of the settlement of the arbitration expenses. On September 18, 2017, Electroperú filed its counter-argument to the answer to the claim and counterclaim that had been filed by Enel Generación Perú. On October 3, 2017, Electroperú filed its response to the counterclaim that had been filed by Enel Generación Perú. On November 2, 2017, Enel Generación Perú filed its answer to the response that had been filed by Electroperú. On November 17, 2017, Enel Generación Perú acknowledged proper service of the response to the counterclaim filed by Electroperú. On January 2, 2018, Enel Generación Perú filed its counter-response to the arguments made by Electroperú.  Arbitration hearings were held on July 23, 24 and 25, 2018.  On August 24, 2018, the parties filed their closing arguments. On August 20, 2019, the final arbitration award was rendered in which the majority of the arbitral panel decided: (i) in the first claim of Electroperú, Enel Generación Perú was ordered to pay Electroperú ThUS$41,289, plus interest; (ii) in the second claim of Electroperú, Enel Generación Perú was ordered to pay Electroperú PEN49,229, plus interest; (iii) Enel Generación Perú’s counterclaim was deemed unfounded; and (iv) Enel Generación Perú must fully assume the costs of the arbitration proceeding and must reimburse Electroperú the amount of ThUS$589. On September 11, 2019, Enel Generación Perú submitted an appeal to the arbitral panel requesting (i) the exclusion of the arbitral award for Electroperú’s claims not contained in Electroperú’s arbitration demand and (ii) an interpretation of the arbitral award to remedy errors in motivation and assessment of the evidence. On October 9, 2019, the arbitral panel issued its decision on the appeal, rejecting it in its entirety. On November 6, 2019, Enel Generación Perú filed an appeal for annulment of the arbitration award before the Courts. To date, the appeal for annulment is pending admission by the Second Commercial Chamber of the Superior Court of Justice of Lima and notification to Electroperú.

Brazil:

Enel Distribución Ceará (Companhia Energética do Ceará S.A. or “Coelce”)

12.- The Public Prosecutor’s Office has filed a public civil action against Enel Distribución Ceará, Enel Generación Fortaleza and ANEEL (the Brazilian Electricity Regulatory Agency) alleging that a) the electric power purchase agreement (PPA) signed between Enel Distribución Ceará and Enel Generación Fortaleza (companies of the same economic group) was illegal, the price of the contracted energy being very high, with excessive costs in the final consumers’ tariff and b) the tariff review conducted by ANEEL since 2002 was wrong, since it took into consideration inaccurate data in the process. It is seeking the exclusion of these components from the tariff and the return of the sums unduly collected by the concessionaire. The PPA’s legality was confirmed at the judicial courts of first and second instances, but the tariff review process (item b) was held to be erroneous at these rulings. A special appeal filed by Enel Distribución Ceará is currently pending before the Superior Court of Justice. The amount involved in this lawsuit cannot be estimated.

13.- The Public Prosecutor’s Office for Labor Matters filed a public civil action against Enel Distribución Ceará alleging that the company was hiring third parties for the provision of final services (“outsourcing”), which was contrary to Brazilian law (Ruling 331 of the Brazilian Superior Labor Court), which allegedly only allows the provision of non-essential services by third parties. The Superior Labor Court issued a ruling declaring the outsourcing illegal. An appeal filed by Enel Distribución Ceará is currently pending trial by the Collective Bargaining Section (the reviewing section of the Superior Labor Court). Enel Distribución Ceará submitted a complaint to the Federal Supreme Court due to procedural irregularities (under the plenary reservation clause of the Federal Constitution), which was accepted by the court as a precautionary measure.  The Federal Supreme Court ordered suspension of the ruling that prohibited the outsourcing of activities by Enel Distribución Ceará. The injunction is valid until the final resolution of the claim. The amount involved in this lawsuit cannot be estimated.

14.-  Several rural electricity cooperatives have filed lawsuits to review the lease fee for the energy supply network in the rural area of the State of Ceará allegedly owned by them. Although Enel Distribución Ceará regularly pays the network lease fee to 13 rural electricity companies, a discussion on the ownership of these assets is pending decision, since they allegedly have already been directly replaced by Enel Distribución Ceará throughout the more than 30 years of these lease contracts.

•

Cooperativa de Eletrificação Rural do Vale do Acaraú (COPERVA) versus Companhia Energética do Ceará (Coelce): There is no preliminary injunction and there is still no first instance decision from the Ceará state court.

•

Cooperativa de Eletrificação Rural do Vale do Acaraú (COPERVA) versus Companhia Energética do Ceará (Coelce): The Court of Justice (court of second instance) ruled in favor of Enel Distribución Ceará, rejecting the request for lease review, and a special appeal was filed by COPERVA and is currently pending before the Superior Court of Justice (court of third instance). On November 5, 2018, the Superior Court of Justice rendered a single-judge decision on a special appeal filed by COPERVA and vacated the ruling on the clarification attachments requested. In summary, the ruling judge held that the decision by the Court of Justice failed to provide satisfactory clarification on the facts claimed in COPERVA’s clarification attachment petitions and declared a retrial to hear this appeal. Enel Distribución Ceará filed an appeal against this decision on December 3, 2018 with the Superior Court of Justice in order that an en-banc decision be rendered (since the ruling had been issued by a single judge), which is pending a decision. As of December 31, 2019, the amount involved in these two lawsuits was BRL267.07 million (ThUS$66,390).

•

Cooperativa de Energia, Telefonia e Desenvolvimento Rural (COERCE) versus Companhia Energética do Ceará (Coelce): There is no preliminary injunction and there is still no first instance decision from the Ceará state court. As of December 31, 2019, the amount involved in this lawsuit was BRL160.2 million (ThUS$39,825).

•

Cooperativa de Energia, Telefonia e Desenvolvimento Rural (COPERCA): versus Companhia Energética do Ceará (Coelce): On June 13, 2019, the judge in the Ceará state court issued a decision ordering the transfer of the claim to the Federal Courts, considering ANEEL’s  interest in the claim, which transfer occurred on November 28, 2019. As of December 31, 2019, the amount involved in this lawsuit was BRL139.1 million (ThUS$34,594).

15.- Fiação Nordeste do Brasil S/A (FINOBRASA), which has now been succeeded by Vicunha, filed a lawsuit against Enel Distribución Ceará claiming that the readjustment of electricity tariffs made through Decrees Nos. 38 and 45 (DNAEE) in February 1986 are illegal. It is seeking the declaration of illegality of the readjustments and an order that its effects be reflected in all subsequent readjustments and the return of amounts inappropriately collected. The Court of Justice (court of second instance) rendered a decision declaring the readjustment made in 1986 illegal, but it has rejected its reflection in the subsequent readjustments (cascade effect). A special appeal filed by FINOBRASA is currently pending before the Superior Court of Justice (court of third instance). As of December 31, 2019, the amount involved in this lawsuit was BRL99,361 million (ThUS$24,700).

16.- Enel Distribución Ceará must apply the “pro rata” rule to calculate the amount of the tax on movement of goods and services (“ICMS”) deductible with respect to the total ICMS included in energy purchases. The rule stipulates that the percentage represented by the income taxed by ICMS over the total income (whether or not subject to ICMS) is deductible. For the purposes of its inclusion in the pro rata denominator, Enel Distribución Ceará’s position is that the untaxed income is the result of applying the energy’s final selling price (the price after deducting the State of Ceará subsidy for low-income consumers) and the Brazilian Tax Authority maintains that the untaxed income is the price of the normal tariff (without deducting the State of Ceará subsidy for low-income consumers). Due to the differences that arose in the interpretation of these laws, Enel Distribución Ceará has a total of 10 lawsuits covering the years 2005 to 2014. The company continues its defense in the administrative and judicial proceedings.  As of December 31, 2019, the total amount involved in these lawsuits was estimated at BRL224 million (ThUS$55,684).

17.- The State of Ceará issued assessments to Enel Distribución Ceará for the periods 2003, and from 2004 to 2014, since it considered that the ICMS for the acquisition of fixed assets had been incorrectly deducted. Enel Distribución Ceará has filed its administrative defenses in all administrative actions and is awaiting final decisions. As of December 31, 2019, the total amount involved in this lawsuit was estimated at BRL190 million (ThUS$47,232).

Enel Distribución Goiás S.A. (formerly CELG Distribuição S.A.)

18.- Several municipalities have filed lawsuits against Enel Distribución Goiás claiming that an agreement made with the State of Goiás and the Goiana Association of Municipalities (AGM) which provides for the direct transfer to Enel Distribución Goiás of ICMS amounts owed to the municipalities by the State of Goiás is illegal. The amounts transferred were used to pay late electric bills. Enel Distribución Goiás responded that despite the potential illegality of the agreement, the amounts were effectively due and it would not be possible to return them to the municipalities. The Court of Justice of Goiás is divided and there is still no decision, which will only be rendered by the Superior Court of Justice (the court of third instance).

•	Municipality of Aparecida de Goiânia versus CELG Distribução S.A.: As of December 31, 2019, the amount involved in this lawsuit was BRL560.9 million (ThUS$139,443).
•	Municipality of Quirinópolis versus CELG Distribução S.A.: As of December 31, 2019, the amount involved in this lawsuit was BRL301.25 million (ThUS$74,888).
•	Municipality of Anápolis versus CELG Distribução S.A.: As of December 31, 2019, the amount involved in this lawsuit was BRL291.3 million (ThUS$72,414).
•	Municipality of Bela Vista de Goiás versus CELG Distribução S.A.: As of December 31, 2019, the amount involved in this lawsuit was BRL90.06 million (ThUS$22,390).
•	Municipality of Goiatuba versus CELG Distribução S.A.: As of December 31, 2019, the amount involved in this lawsuit was BRL88.0 million (ThUS$21,974).
•	Municipality of Caiapônia versus CELG Distribução S.A.: As of December 31, 2019, the amount involved in this lawsuit was BRL100.1 million (ThUS$24,903).
•	Municipality of Cezarina versus CELG Distribução S.A.: As of December 31, 2019, the amount involved in this lawsuit was BRL126.1 million (ThUS$31,357).

19.- A group of 21 suppliers have filed a lawsuit against Enel Distribución Goiás claiming that the contracting model (outsourcing) set up by Enel Distribución Goiás had been ruled illegal by the Labor Courts and that the suppliers had suffered damages which should be compensated. The Court of Justice (the court of second instance) ruled in the suppliers’ favor. A special appeal filed by Enel Distribución Goiás was rejected by the Superior Court of Justice (the court of third instance) and an extraordinary appeal filed by Enel Distribución Goiás is still awaiting a hearing by the Federal Supreme Court. As of December 31, 2019, the amount involved in this lawsuit was BRL158.4 million (ThUS$39,371).

20.- Enel Brasil S.A. and Enel Distribución Goiás have filed a security order against the tax authority of the State of Goiás so that the process for restitution of the amounts paid by Enel Distribución Goiás in relation to the claims guaranteed by Laws No. 17,555 (reimbursement for FUNAC) and 19,473 (reimbursement for ICMS – IVA Tax Credits) continues to occur normally. The judge previously rejected a request for an injunction. Enel Brasil and Enel Distribución Goiás have filed an appeal against the decision, which was accepted by the Court of Justice of the State of Goiás, suspending the application of the new law and upholding the validity of Laws No. 17,555 (FUNAC) and 19,473 (Tax Credits). The injunction was subsequently revoked by the Court, as the Court did not recognize the urgency that justified an injunctive measure. Enel Brasil S.A. and Enel Distribución Goiás have filed an appeal against the decision, arguing that the right to the guaranty is legal and contractual, and the actions of the State of Goiás with the goal of suspending the integral application of the laws are clearly illegal. There is no first instance decision. The amount involved in the lawsuit is indeterminate.

21.- Enel Brasil S.A and Enel Distribución Goiás have filed an ordinary action against the State of Goiás requesting that Law No. 20,648 and all its effects be suspended. In summary, Law No. 20,648 has completely revoked Law No. 19,473 (Tax Credits), which grants Enel Distribución Goiás, as an alternative to cash payment, the right to offset payments made by the company for litigation whose events arose before 2015 by means of ICMS (IVA) tax credits. The judge rejected the injunction request. Enel Brasil S.A. and Enel Distribución Goiás have filed an appeal against the decision, arguing that the repeal of Law No. 19,473 (Tax Credits) is unconstitutional, since the tax incentive provided in the Law was established in full conformity with applicable legislation and was characterized as an acquired right, which is inviolable in accordance with Article XXXVI of the Brazilian Constitution. There has not been a decision in the first instance. The amount involved in the lawsuit is indeterminate.

22.- A union representing 513 employees of CELG (now Enel Distribución Goiás) filed a lawsuit for recognition of work (other than work contracted for) by electricians. In the lawsuit, the union affirmed that the electricians were carrying out the work of qualified professional electricians. The judge ruled against CELG and CELG has filed an appeal against that decision. The Regional Labor Court issued a decision, rejecting CELG’s appeal. CELG appealed to the Superior Labor Court, which also rejected the appeal. The judgment is in the enforcement stage, with a large divergence in the amounts discussed. On December 31, 2019, the amount involved in the claim that can be estimated was BRL 35.8 million (ThUS$ 8,889). There is another portion of the lawsuit that is not estimable.

23.-The Public Prosecutor’s Office for Labor Matters filed a public civil action against Enel Distribución Goiás alleging that the company was hiring third parties for the provision of final services (“outsourcing”), contrary to Brazilian law (Ruling 331 of the Brazilian Superior Labor Court). In the court of first instance, the labor judge declared the sub-contracting legal. The Regional Labor Court, accepted the appeal filed by the Public Prosecutor’s Office for Labor Matters, reversed the decision of the labor judge in the court of first instance and has declared the sub-contracting illegal. Enel Distribución Goiás filed an appeal to the Brazilian Superior Labor Court, which upheld the Regional Labor Court decision. The decision was suspended by the Federal Supreme Court until judgment of the constitutional complaint discussing the matter in the Federal Supreme Court. The amount involved in the lawsuit is indeterminate.

24.- Enel Distribución Goiás was audited by the Brazilian Tax Authority due to its position on the exclusion of ICMS amounts from the Social Contributions base (PIS/COFINS). The company excluded the ICMS before a final decision was made, and consequently the Brazilian Tax Authority issued four assessments against Enel Distribución Goiás, arguing that exclusion was not permitted. In an unrelated case with precedential value, the decision by the Superior Court acknowledged that ICMS should not be part of the PIS and COFINS tax base. A judgment on an appeal to this decision filed by the Brazilian Tax Authority is still pending. In the specific case of Enel Distribución Goiás, the final decision by the court on the right of Enel Distribución Goiás not to include the ICMS in the Social Contributions base  is pending. As of December 31, 2019, the amount involved in this lawsuit was BRL620 million (ThUS$154,120).

25.-In March 2017, the Federal Supreme Court of Brazil resolved a matter of general applicability, related to the calculation of PIS and COFINS taxes. The Federal Supreme Court confirmed the theory that the ICMS tax should not be part of the base for calculation of PIS and COFINS taxes; however, the Brazilian federal government filed an appeal, in order to determine the temporary effects and make some clarifications.

Enel Brasil’s subsidiaries in Brazil that were affected by the Federal Supreme Court decision filed legal actions to this effect in the respective Federal Regional Courts. During 2019, Enel Distribución Sao Paulo and Enel Distribución Ceará were notified of the final judgments issued by their respective Federal Regional Courts, recognizing their right to deduct the ICMS applied to their own operations from the base for calculation of PIS and COFINS taxes (for the periods between December 2003 and December 2014 for Enel Distribución Sao Paulo and May 2001 onwards for Enel Distribución Ceará).

Considering various internal analyses and the advice of legal advisors, as well as the best available estimates, Enel Distribución Sao Paulo and Enel Distribución Ceará recognized assets amounting to BRL 4,995,397,255  (ThUS$1,244,266) and BRL 1,446,988,901  (ThUS$360,420), respectively, as of December 31, 2019. As the overpayment of PIS and COFINS taxes was passed on to end customers at the time, simultaneously with the recognition of these taxes to be recovered, Enel Brasil’s subsidiaries have recognized a liability of a regulatory nature for the same amounts indicated above, net of any costs incurred or to be incurred by the companies in these legal proceedings. These liabilities represent the obligation to refund to the end customers the taxes that are recovered.

The Enel Américas Group will adopt tax credit recovery procedures in accordance with legal requirements. The transfer to end customers will depend on the effective use of the tax credit by the companies and will be carried out in accordance with the regulations of the Brazilian Electricity Regulatory Agency (ANEEL), and is anticipated to occur in 52 months in the case of Enel Distribución Sao Paulo and 45 months in the case of Enel Distribución Ceará.

For Enel Distribución Sao Paulo, resolution of the court action covering the period from January 2015 onwards is still pending, which is why the billing system including ICMS in the base for calculation of PIS and COFINS taxes will not be changed until a final favorable ruling is issued. The legal actions filed by its subsidiaries Enel Distribución Rio and Enel Distribución Goias are also still pending a final ruling by their respective Federal Regional Courts.

It is important to note that the “Program for Social Integration” (PIS) and the “Contribution for the Financing of Social Security” (COFINS) are federal contributions paid by companies in Brazil intended to finance programs for employees, public health, social assistance, and social security applied to the gross income of the companies. The “tax on movement of goods and services” (ICMS) is a state value-added tax (VAT) in Brazil, applied to the sale of telecommunications and transportation goods and services.

Enel Distribución Río (Ampla Energia e Serviços S.A.)

26.- Companhia Brasileira de Antibióticos (CIBRAN) has filed several lawsuits against Enel Distribución Río seeking compensation for energy supply failures in the years 1987 to 1994 and 1995 to 1999.

•

CIBRAN versus Ampla Energia e Serviços S.A. (1995-1999).  The Court of Justice of the State of Río de Janeiro (the court of second instance) ruled in Enel Distribución Río’s favor, dismissing the claim for compensation, and a special appeal filed by CIBRAN is currently pending before the Superior Court of Justice (court of third instance). The amount involved in this lawsuit is indeterminate, as it will be determined by an expert at the end of the lawsuit.

•

CIBRAN versus. Ampla Energia e Serviços S.A. (1987-1994).  The court of first instance ruled against Enel Distribución Río, which Enel Distribución Río appealed. On November 6, 2019, the Court of Justice of the State of Río de Janeiro issued a ruling upholding Enel Distribución Río’s appeal and rejecting all CIBRAN’s requests. CIBRAN opposed the ruling and a petition for clarification of the decision is currently pending. As of December 31, 2019 the amount involved in this lawsuit was BRL504.9 millionThUS$124,674).

27.- Indústria de Papel e Embalagens S.A. (CIBRAPEL) filed a lawsuit against Enel Distribución Río seeking compensation due to energy supply failures. A final decision was rendered against Enel Distribución Río. The expert opinion fixed the compensation at BRL21.5 million, but the amount has been challenged by Enel Distribución Río, and the appeal is pending resolution. As of December 31, 2019, the amount involved in the lawsuit was  BRL209.15 million (ThUS$51,993).

28.- The Niterói Workers Union filed a labor claim against Enel Distribución Río demanding the payment of a 26.05% wage differential from February 1989, by virtue of the Economic Plan instituted by Decree Law No. 2,335/87. Enel Distribución Río lost  all of the preceding court instances, and an extraordinary appeal filed by Enel Distribución Río is currently pending before the Federal Supreme Court. In parallel, 583 former employees filed 223 lawsuits for enforcement of the judgment against Enel Distribución Río. As of December 31, 2019, the amount involved in the lawsuit was BRL106.7 million (ThUS$26,534).

29.- The Brazilian Tax Authority served a notice of violation in 2003 against Enel Distribución Río to collect alleged COFINS tax deficiencies for the period from December 2001 until March 2002. After adverse rulings in the courts of first and second instance, Enel Distribución Río filed an extraordinary appeal with the Federal Supreme Court and received an unfavorable decision. Enel Distribución Río submitted a new appeal to the Federal Supreme Court and is awaiting a decision. As of December 31, 2019, the amount involved in the lawsuit was BRL169 million (ThUS$ 42,037).

30.- In 2005, the Brazilian Tax Authority notified Enel Distribución Río on the non-applicability of the special tax treatment that had reduced to zero the withholding tax rate on interest paid abroad on the Fixed Rate Notes (FRN) issued by the company in 1998. Enel Distribución Río is still litigating this issue in the judicial court of the first instance. As of December 31, 2019, the total amount of this dispute is estimated at BRL1,300 million (ThUS$322,566).

31.- The State of Río de Janeiro levied a tax assessment against Enel Distribución Río for the periods from 1996 to 1999 and from 2007 to 2017, since it was of the opinion that the ICMS recorded on the acquisition of fixed assets had been incorrectly deducted. Enel Distribución Río filed its administrative and judicial defenses in all proceedings. Part of the administrative proceedings was resolved in Enel Distribución Río’s favor and the remaining part was appealed and the judicial proceedings await final decisions. As of December 31, 2019, the total amount involved in this lawsuit was estimated at  BRL127  million (ThUS$31,571).

Enel Distribución Sao Paulo (formerly known as Eletropaulo)

32.- Centrais Elétricas Brasileiras S.A. (Eletrobrás) filed a lawsuit against Eletropaulo seeking the payment of amounts owed due to inflation in a funds contract signed in 1986. A final decision was rendered against Eletropaulo. The expert work to define the damages amount was started, but on May 31, 2018 the parties signed a settlement agreement pursuant to which Eletropaulo will pay Eletrobrás the amount of  BRL1,500 million over  5 years. On March 13, 2019, a decision was issued (i) approving the settlement agreement and (ii) confirming the exclusion of CTEEP and sending the discussion regarding indemnification (Eletropaulo’s right to subrogation) to the autonomous track. On June 10, 2019, an agreement was reached with the lawyers of Eletrobras, following which the implementation of the agreements began. Eletropaulo has paid the first payment under the agreements in the amount of ThBRL285.3  (ThUS$ 70,924) to Eletrobrás and BRL63.4 million (ThUS$ 16,391) to Eletrobrás’ lawyers (new and old). As of December 31, 2019, the amount involved in the lawsuit was BRL1,353.4 million (ThUS$336,440).

33.- Eletropaulo filed an action seeking the annulment of ANEEL’s administrative decision, which determined the retroactive exclusion of the tariffs applied by Eletropaulo before the date of its third periodic review, with the refund of sums associated with a possibly non-existent network and rejected a subsidiary request (made by Eletropaulo) for inclusion of other existing service assets (network), but not recorded in the company’s remuneration base. There is no first instance decision and the lawsuit is in its initial phase. As of December 31, 2019, the amount involved in this lawsuit was BRL882.04 million (ThUS$219,226).

34.- The São Paulo electric power industry workers’ union filed 5 class-actions seeking the payment of hazard allowance for all employees (except management positions) of Eletropaulo located in the Barueri office until the decommissioning of the generating unit that was in the attic (below the heliport), during the period from February 2012 to February 2016, the time of the decommissioning of the generator unit and its installation outside the building. On July 11, 2019, a decision favorable to Eletropaulo was issued. The union has appealed to the court, which is pending. As of December 31, 2019, the amount involved in this lawsuit was BRL118.8 million (ThUS$29,521).

35.- The Federal Public Prosecutor’s Office (MPF) has filed a public civil action against Eletropaulo and ANEEL seeking to block the inclusion in consumers’ tariffs of amounts contracted with affiliated parties (AES Tietê, at that time) and the reimbursement of double the amounts already collected. The court ruled in Eletropaulo’s favor, rejecting the actions, but the Federal Regional Court (TRF) admitted the MPF’s appeal and overturned the decision. An Eletropaulo appeal against the TRF’s decision is currently pending in the Superior Court of Justice. As of December 31, 2019, the amount involved in this lawsuit cannot be estimated.

36.- The Public Prosecutor’s Office for Labor Matters filed a public civil action against Eletropaulo alleging that the company was hiring third parties for the provision of final services (“outsourcing”), which is contrary to Brazilian law (Ruling 331 of the Brazilian Superior Labor Court), which allegedly only allows the provision of non-essential services by third parties. On April 5, 2019, the judge issued a judgment in which he rejected (i) the request for a declaration of the existence of outsourcing fraud and (ii) a link between the employees of the suppliers with Eletropaulo, nevertheless, the judgment has condemned Eletropaulo to pay collective punitive damages in an amount of BRL5 million (ThUS$1,243), and to align remuneration between Eletropaulo’s own employees and the suppliers’ employees, with a fine of BRL1 million for non-compliance. Eletropaulo will appeal the judgment. As of December 31, 2019, the amount involved in this lawsuit cannot be estimated.

37.- Neoenergía commenced an arbitration against Eletropaulo for alleged non-compliance with the investment letter signed between the parties in the process that resulted in acquisition of shareholder control of the company by Enel Américas. In summary, Neoenergía is seeking compensation, not yet estimated, for losses and damage suffered as a result of non-compliance with the investment letter. The arbitration panel was constituted. On October 18, 2018, Neoenergía filed its first statement. On December 3, 2018, Eletropaulo filed its defense. On January 14, 2019, Neoenergia submitted its answer. On January 20, 2019, Eletropaulo presented its response. On March 26, 2019, Neoenergia specified the documents to be submitted by Eletropaulo. On April 3, 2019, Eletropaulo presented its list of witnesses and some documents. On May 30 and 31, 2019, initial hearings were held and evidence was produced, with testimony heard from each party’s witnesses. According to the arbitral panel, the decision would be rendered by January 2020. As of December 31, 2019, the amount involved in the arbitration cannot be estimated.

38.- Eletropaulo filed a complaint requesting a declaration that the amounts of COFINS paid by the company were paid in accordance with the rules of the Amnesty Program of the Brazilian Federal Government (reduction of fines and interest) created in 1999. The complaint was filed by the company in September 1999. Following the decision in the court of second instance that decided partly in its favor regarding the principal amount, interest and fine, in April 2018, the company filed appeals with the Superior Court of Justice and the Federal Supreme Court which are currently pending. Of the total amount of BRL806 million involved, BRL161 million comprise the attorneys’ fees (20%) paid by the Federal Tax Authority. The balance of BRL645 million is related to the capital (tax) paid with amnesty benefits and the possibility of loss with respect to this portion is remote. As of December 31, 2019, the amount of possible loss involved in the litigation is BRL161 million (US$40 million).

39.- In May 2008, the Brazilian Tax Authority filed a lawsuit against Eletropaulo seeking payment of the PIS (Social Integration Program) tax, corresponding to the rate increase for the period from March 1996 to December 1998. After unfavorable rulings in the courts of first and second instances with respect to statute of limitation claims and not on the merits, Eletropaulo filed appeals with the Superior Court of Justice and the Federal Supreme Court. The amounts subject to dispute have been covered by a bank guarantee. In the latter regard, while awaiting the outcome of this proceeding, the Attorney General of the Department of the National Treasury of Brazil requested the replacement of the bank guarantee letter with a legal deposit. This request was rejected and the Attorney General’s Office appealed this decision. In June 2019, the court of first instance upheld the Attorney General’s appeal. Prior to the decision, the company made a legal deposit in the amount involved and, in opposition to the decision, filed a petition for clarification of the decision which is currently pending. As of December 31, 2019, the amount involved in this lawsuit was BRL242 million (ThUS$60,167).

40.- In accordance with a final decision issued after a trial, Eletropaulo was granted the right to offset claims for FINSOCIAL (the social contribution system established in March 1992 before COFINS) related to amounts paid from September 1989 to March 1992. However, due to differences in the calculation of the credits stipulated by the Brazilian Federal Tax Authority, part of the offsets requested by the company were not accepted and were determined to be due by the Tax Authority. Following a decision unfavorable to the company in the court of first instance, the company appealed this decision and this appeal is pending before the administrative court of second instance. As of December 31, 2019, the amount involved in this lawsuit was  BRL223 million (ThUS$55,443).

41.- The Brazilian Federal Tax Authority issued a tax assessment to Eletropaulo, based on the alleged non-payment of Personal Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL) for the 2001 and 2002 fiscal years, because the company allegedly deducted integrated amounts paid to its pension fund from both the IRPJ and the CSLL, when the specific regulation establishes a 20% limit for such deductions. After the unfavorable final ruling in the administrative procedure in October 2017, the dispute was submitted to the courts of law. In June 2019, a ruling favorable to Eletropaulo was issued in the court of first instance for re-adjudication of the company’s appeal in the Administrative Court. The Attorney General’s Office appealed this decision. As of December 31, 2019, the amount involved in this lawsuit was BRL172 million (ThUS$42,757).

42.- The Tax Authority issued a tax assessment to Eletropaulo which rejected the offset related to the credits of the PIS originated by legislative changes introduced by Decrees 2,445 and 2,449/1988, which were declared unconstitutional by the Federal Supreme Court, that were offset against other federal taxes due in April and May 2013. The company filed its defense in September 2014. In January 2019, following a partially favorable ruling in the court of first instance, the company filed an appeal, which is pending before the Administrative Court of the second administrative instance. As of December 31, 2019, the amount involved in this lawsuit was BRL157 million  (ThUS$39,034).

43.- Eletropaulo filed an application seeking recognition of the right to offset the total tax credits resulting from Eletropaulo’s division against the Social Contribution on Net Profit (CSLL). Favorable rulings were issued in the courts of first and second instance. In May 2017, the Tax Authority filed an interlocutory appeal with the Superior

Court of Justice, which is pending. As of December 31, 2019, the amount involved in the lawsuit was BRL152 million (ThUS$37,791).

44.- In July 2000, Eletropaulo filed a lawsuit seeking the recognition of credits arising from improper payments of PIS made pursuant to Decrees 2,445 and 2,449/1988, which were declared unconstitutional by the Federal Supreme Court. In May 2012, a final decision was issued in favor of the company recognizing the right to the credits. However, tax assessments were made on Eletropaulo by the Federal Tax Authority because the offsets were rejected due to the fact that they had been made before the legal action had ended, using federal tax debits in addition to PIS. The company claims that the offsets were made on the basis of the favorable court ruling and that the adopted procedure was correct. After unfavorable decisions were rendered in the court of first instance, the company filed appeals with the court of second instance. As of December 31, 2019, the amount involved in the lawsuit was  BRL653 million  (ThUS$162,328).

45.- Eletropaulo filed a complaint against the tax assessment issued by the Tax Authority of the Municipality of São Paulo, seeking payment of the Public Lighting Contribution (COSIP) related to the period from March 2011 to December 2015. These tax assessments are based on the alleged irregularities attributed to the company: (i) incorrect classification of customers, (ii) illegally applied tax exemption, and (iii) non-payment of the penalty for non-payment of late contribution payments. In July 2018, the court of first instance rendered a decision partially favorable to the company that limited the interest charged by the Tax Authority to the Brazilian preferential rate (“SELIC”). Both parties filed appeals against this decision. In July 2019, a decision partially favorable to the company was issued, affirming the court of first instance’s decision. Given the Court of São Paulo’s recognition of the need for presentation of evidence, the company understood it was more appropriate to withdraw from the dispute in this litigation (which by its nature does not allow the procedural phase of evidence) and to file a new legal action. As of December 31, 2019, the amount involved in the lawsuit was  BRL131 million (ThUS$32,565).

46.- The Tax Authority of the State of São Paulo issued five tax assessments seeking payment of ICMS due to allegedly invalid setoffs in which the company used assigned credits in the acquisition of fixed assets, and which the Tax Authority believed was not appropriate. In 2019, the Tax Authority of the State of São Paulo issued a new assessment. The company filed its administrative defenses in all the administrative procedures and is awaiting the final decisions. The company’s administrative defenses were presented to the court of first administrative instance, which are awaiting judgment. As of December 31, 2019, the amounts involved in the lawsuits were  BRL126 million (ThUS$31,326)

47.- Eletropaulo filed a complaint against Federal Decree No. 8,426/2015, which reinstated the PIS/PASEP and COFINS taxes on financial income earned by companies subject to the non-cumulative PIS/PASEP and COFINS regime, at a rate of 4.65%, as of July 1, 2015. The status of the litigation is that unfavorable decisions were rendered in the court of first instance (November 2015) and at the court of second judicial instance (August 2017). In December 2017, the company filed appeals with the Superior Court of Justice and the Federal Supreme Court, with the rulings currently pending. As of December 31, 2019, the amount involved in this lawsuit was BRL129 million (ThUS$32,072).

48.- Eletropaulo filed a complaint claiming the right not to consider in its bases of calculation of Personal Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL), the amounts related to interest derived from the delay in fulfilling contractual obligations on the part of third parties that maintain contractual relations of any type with the company (interest as an advance valuation of damages). In March 2012, the court of first instance issued a decision favorable to Eletropaulo. The Federal Tax Authority appealed this decision and the appeal is awaiting decision. Since the decision of the court of first instance was rendered, the company has not paid the disputed taxes to the federal government. As of December 31, 2019, the amount involved in this lawsuit was BRL70 million (ThUS$17,404).

49.- Eletropaulo filed lawsuits against several tax assessments issued by the Tax Authority of the State of São Paulo claiming the payment of ICMS due to alleged irregularities in the debt reversal transactions. The company is presently challenging five tax assessments, for which final decisions are pending. As of December 31, 2019, the amount involved in this lawsuit was  BRL153 million (ThUS$38,039)

50.- The Brazilian Federal Tax Authority issued tax assessments to Eletropaulo based on the alleged non-payment of PIS/PASEP and COFINS taxes for the period from 2013 to 2015, arising from the disallowance of credits assigned in the acquisition of goods and services. The company presented its defenses in two administrative proceedings and is awaiting final decisions. As of December 31, 2019, the amount involved in this proceeding was BRL82 million (ThUS$20,387).

Enel CIEN S.A.

51.-   Enel CIEN is an Enel Américas group transmission company in Brazil. Its network connects the electrical system of Brazil and Argentina. Enel CIEN has signed contracts with two Brazilian companies (Furnas and Tractebel Energia S.A.) for the purchase and sale of energy with firm power and associated energy from Argentina. In 2005, due to the energy and economic crisis in Argentina, it was no longer possible to fulfil the terms of the contract. The two companies have filed actions for declaration of contractual termination, imposition of contractual penalties and claims for compensation (not estimable to date).

Furnas versus Enel CIEN S.A.  The court of first instance issued a decision favorable to Enel CIEN and on August 21, 2018 the decision was confirmed by the Court of Justice. The favorable decision is now final, and the case is closed. The case will be excluded from the final report.

Tractebel Energia S.A. versus Enel CIEN S.A.  There is no injunction and there is still no first instance decision. The case is currently in the production of evidence stage (expert opinions). As of December 31, 2019 the amount involved in this lawsuit was BRL430.42 million (ThUS$107,013).

Enel Generación Fortaleza S.A. (formerly Central Geradora Termoelétrica Fortaleza S.A. or “CGTF”)

52.- Petróleo Brasileiro S.A (Petrobrás) has notified Enel Generación Fortaleza of its intention to terminate the gas supply contract signed in 2003 (within the scope of the Brazilian government’s thermoelectric priority program) based on an alleged economic-financial imbalance. Enel Generación Fortaleza alleges that the contractual conditions of the gas supply are “guaranteed” by the Brazilian government and that the power generation by Enel Generación Fortaleza and other generation companies linked in this program guarantee the energy supply for the country. Since the beginning of this dispute, gas supply has been suspended at some points and later restored by a court order (the most recent ruling in effect since December 10, 2018). In addition, the issue of the forum for the dispute, either the legal system or arbitration, has not yet been resolved. The lawsuit is still at its initial stage and the production of evidence has not begun. On December 28, 2018, the parties requested that the arbitration be suspended since the parties have resumed settlement discussions. The arbitral panel accepted this request and the arbitration was suspended on March 28, 2019. On March 25, 2019, the parties again submitted a request for suspension of the arbitration since discussions on a settlement agreement were continuing. The request was accepted by the arbitral panel, and the arbitration proceeding was suspended until April 30, 2019. The parties again submitted a request for suspension of the arbitration since discussions on a settlement agreement were continuing. The arbitration proceeding was suspended until October 31, 2019. The parties again submitted a request for suspension of the arbitration since discussions on a settlement agreement were continuing. The arbitration proceeding was suspended until December 31, 2019. The amount involved in this proceeding cannot be estimated.

53.- In February 2007, the Brazilian Tax Authority sent Enel Generación Fortaleza an assessment for PIS/COFINS taxes for the periods December 2003 and February 2004 to November 2004, regarding alleged differences between the amounts declared in the annual return (where PIS/COFINS amounts were reported under the non-cumulative regime) and the amounts declared in the monthly return (where the amounts due under the old cumulative regime were reported). After a ruling was rendered by the court of third administrative instance against Enel Generación Fortaleza, the company filed a plea for clarification, and the decision was unfavorable. Enel Generación Fortaleza will appeal to the judicial courts. In the judicial action for recovery, Enel Generación Fortaleza presented a guarantee and will present its defense in the legally prescribed period. As of December 31, 2019 the total amount involved in this lawsuit was estimated at BRL93 million (ThUS$23,122).

Enel Brasil S.A.

54.- In 2014, the Brazilian Tax Authority issued an assessment to Enel Brasil claiming violations in the collection of income tax on dividends allegedly distributed in an amount larger than owed in 2009 and 2010. After adverse rulings at the first and second administrative instances, the company appealed to the third administrative level (special body) and the decision was unfavorable. Enel Brasil will appeal the decision. As of December 31, 2019, the total amount of this dispute is estimated at BRL323 million (ThUS$80,294)

In relation to the litigation proceedings described above, the Group had established provisions for ThUS$450,454 as of December 31, 2019 (see Note 24).  Although there are other lawsuits that also have associated provisions but are not described in this note because they individually represent immaterial amounts, the management of the Company considers that the provisions recorded in the consolidated financial statements are adequate to cover the risks of litigation and therefore do not expect additional liabilities other than those already specified.

34.4Financial restrictions

A number of the Company’s debt agreements, and those of some of its subsidiaries, include routine obligations to comply with certain financial ratios, affirmative and negative covenants, as well as event of default and mandatory prepayment provisions.

1.	Cross Default

Some of the financial debt contracts of the Company contain cross default clauses.

Under Enel Américas' bank loan agreement under the law of the State of New York, executed in February 2018 and maturing in February 2021, the cross default clause for non-payment could be triggered by another debt of Enel Américas on a stand-alone basis or of a ”Significant Subsidiary” (as defined contractually). In order for this loan to qualify for a possible acceleration under the cross payment default provision the amount in default of other indebtedness, individually or in the aggregate must exceed US$150 million, or its equivalent in other currencies. Other conditions must also be satisfied, including the expiration of any applicable grace periods and  a formal notice of the intention to accelerate the debt by creditors representing more than two thirds of the amount owed or committed. As of December 31, 2019, the amount owed in connection with this loan was ThUS$351,820.

For the SEC-registered public bonds issued by the Company in the United States of America, commonly referred to as “Yankee bonds”, a cross default may be triggered by another debt of the Company on an individual level, or of any Significant Subsidiaries (as defined in the Indenture), for any amount overdue provided that the principal of the debt giving rise to the cross payment default exceeds US$150 million, or its equivalent in other currencies. Debt acceleration due to cross payment default does not occur automatically but has to be requested by the Trustee, or by holders of at least 25% of the specific series of Yankee bonds. Bankruptcy or insolvency of only Significant Subsidiaries may trigger a default of the Yankee bonds. The Yankee bonds of the Company mature in 2026. As of December 31, 2019, the outstanding amount for the Yankee Bonds was ThUS$590,695.

The Company’s bonds issued in Chile state that the cross payment default provision can be triggered only by the default of the issuer, either on a stand-alone or on an aggregate basis, when the amount in default exceeds 3% of total consolidated assets. Debt acceleration requires the agreement of at least 50% of the bondholders of the specific series. As of December 31, 2019, the outstanding amount for the Chilean bonds was ThUS$ 15,944.

2.	Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that the Company is obliged to meet at certain periods of time (quarterly, annually, etc.) and in some cases only when certain conditions are met. Most of the financial covenants of the Company limit leverage and track the ability to generate cash flow that will service the companies’ indebtedness. Certain companies are also required to periodically certify these covenants. The types of covenants and their respective limits vary according to the type of debt and contract.

The Series B2 Chilean bonds of the Company include the following financial covenants, whose definitions and calculation formulas are set out in the respective contract:

•

Consolidated Equity: Minimum Equity of Ch$697,545 million must be maintained, a limit adjusted at the end of each year as established in the indenture. Equity is defined as the sum of Equity attributable to the shareholders of Enel Américas and non-controlling interests. As of December 31, 2019, the Company’s equity was Ch$9,205,386 million (at the closing exchange rate).

•

Debt to Equity Ratio: A debt to equity ratio, defined as Total liabilities to equity, shall not exceed 2.24. Total liabilities are the sum of Total current and non-current liabilities, while Equity is the sum of Equity attributable to the shareholders of Enel Américas and non-controlling interests. As of December 31, 2019, the debt to equity ratio was 1.43.

•

Unsecured Assets: The ratio of Unsecured assets to Unsecured total liabilities must be at least 1. Total Unsecured or free assets is the difference between Total assets and Total secured assets. Total unsecured or free assets consists of Total Assets less the  sum of Cash, Bank balances, Current accounts receivable from related parties, Current payments in advance, Non-current accounts receivable from related entities, and Gross identifiable intangible assets, while Total secured assets relates to assets pledged as security. On the other hand, Total unsecured liabilities consist of the sum of Total current liabilities and Total non-current liabilities, less liabilities secured by direct and indirect guarantees. As of December 31, 2019, this ratio was 1.32.

Yankee bonds and other debt of the Company on a stand-alone basis are not subject to financial covenants.

As of December 31, 2019, the most restrictive financial covenant for the Company was the Unsecured Assets ratio with respect to Series B2 domestic bonds.

In Perú, the debt of Enel Distribución Perú S.A. only has a single covenant:

•

Local bonds of the fourth program, whose final maturity in January 2033, are subject to Debt to Equity Ratio which is calculated by dividing Total liabilities less deferred liabilities less Cash by Equity.

On the other hand, the debt of Enel Generación Perú S.A. includes the following covenants:

•

Local bonds whose outstanding amount as of December 31, 2019 was ThUS$27,971 final maturity in January 2028, are subject to Debt to Equity Ratio which is calculated by dividing Debt less cash by Equity.

•	As of December 31, 2019, the most restrictive financial covenant for Enel Generación Perú S.A. was the ratio of indebtedness corresponding to the local bonds.

Finally, in Perú, the debt of Enel Generación Piura includes the following covenants:

•

Finance lease arrangement with Banco de Crédito del Perú whose maturity in June 2020, is subject to the following covenants: Debt Repayment Capacity Ratio calculated by dividing Cash Flows for Debt Service by Debt Service, and Debt to Equity Ratio calculated by dividing Total liabilities less Deferred Liabilities by Equity.

•	Finance lease arrangement with Banco Scotiabank whose maturity in March 2022, is subject to the same financial covenants as those for the finance lease arrangement with Banco de Crédito del Perú.
•

As of December 31, 2019, the outstanding lease balance amounted to ThUS$ 52,612 and the most restrictive financial covenant for Enel Generación Piura was the Debt repayment capacity under the agreements with Banco de Crédito del Perú and Scotiabank Perú.

In Brazil, the debt of Enel Distribución Río S.A includes the following covenants:

•

Ninth and Tenth local bond issue whose outstanding amount as of December 31, 2019 was ThUS$401,354 and with a final maturity in December 2020, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and Debt to Equity Ratio calculated by dividing Debt by Net Equity.

•

Loan with Banco Nacional de Desenvolvimiento (“BNDES”) whose outstanding amount as of December 31, 2019 was ThUS$13,230 and maturity in May 2023, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and the Debt to Equity Ratio calculated by dividing Debt by Net Equity.

•

Loan with Citibank and Banco Itaú and Scotiabank whose outstanding amount as of December 31, 2019 amounted ThUS$228,494 and final maturity in July 2021, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and the Debt to Equity Ratio calculated by dividing Debt by Net Equity.

•

As of December 31, 2019, the most restrictive financial covenant for Enel Distribución Río S.A. was the Debt Repayment Capacity contained in bank borrowings with Citibank, Itaú and Scotiabank and local bonds.

In addition, the debt of Enel Distribución Ceará S.A. includes the following covenants:

•

Loan with Eletrobrás and Banco do Brasil whose outstanding amount as of December 31, 2019 was ThUS$3,553 and final maturity in October 2023, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA.

•

Loans with BNDES whose outstanding amount as of December 31, 2019 was ThUS$7,012 and final maturity in December 2023, is subject to the Debt Repayment Ratio calculated by dividing Debt by EBITDA and Debt to Equity Ratio calculated by dividing Debt and Net Equity.

•

Fifth, Sixth and Seventh local bond issue, and loan from BNP whose outstanding amount at December 31, 2019 was ThUS$444,443 and maturity in June 2025 is subject to the Debt Repayment Capacity Ratio, calculated by dividing Debt by EBITDA.

•	As of December 31, 2019, the most restrictive financial covenant for Enel Distribución Ceará S.A. was the Debt/EBITDA ratio for the corresponding loan with Electrobrás.

Additionally, in Brazil, the debt of Enel Distribución Sao Paulo includes the following covenants:

c)

23rd and 24rd local bond issue whose outstanding amount as of December 31, 2019 was ThUS$ 898,150 and final maturity in May 2026, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA.

d)

The Promissory Note, Sixth Issue, with an outstanding balance as of December 31, 2019 of ThUS$53,412 and due as of March 2020 is subject to the Debt Repayment Capacity Ratio calculated by diving Debt by EBITDA.

e)	As of December 31, 2019, the most restrictive financial covenant for Enel Distribución Sao Paulo was the Debt/EBITDA ratio of the 23rd issuance of local bonds and Promissory Note, Sixth Issue.

Additionally, the liability of Enel Generación Fortaleza in Brazil includes the following covenants:

f)

Loan with Citibank with an outstanding balance as of December 31, 2019 amounting to ThUS$ 61,029 and a due date on April 2020. It includes the debt payment capacity (P/ Guarantee Expiration) covenant, calculated as  Total Debt over EBITDA and debt payment capacity covenant, calculated as Net Financial Debt over EBITDA.

Additionally, the liability of Enel Green Power Volta Grande in Brazil includes the following covenants:

g)

First issuance of local bonds with an outstanding balance as of December 31, 2019 amounting to ThUS$ 197,305 and a due date on May 2026. It includes the covenant debt payment capacity covenant, calculated as Net Debt over EBITDA.

Finally, the liability of Enel Distribución Goias in Brazil includes the following covenants:

h)

Loan with Citibank, whose outstanding balance as of December 31, 2019 amounted to ThUS$146,219 and whose maturity is in January 2021, includes the debt payment capacity covenant, calculated as Net Financial Debt over EBITDA.

In Colombia, the debt of Codensa S.A. (“Codensa”) includes the following covenants:

i)

Loan with the MUFG Bank whose outstanding amount as of December 31, 2019 was ThUS$24,793 and final maturity in June 2020, is subject to the Debt Repayment Capacity Ratio, calculated by dividing Debt by EBITDA.

All of our subsidiaries not mentioned in this Note are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically but is subject to certain conditions, such as a cure period.

As of December 31, 2019, neither the Company nor any of its subsidiaries were in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

34.5Other Information

Enel Generación Costanera S.A. - Enel Generación El Chocón S.A. – Central Dock Sud S.A.

Central Vuelta de Obligado (VOSA)

During the 2016 year, Central Vuelta de Obligado S.A. (“VOSA”) continued generating energy at the demand of CAMMESA with the two simple cycle gas turbine with both fuels. However, the project progress slowed down. This fact resulted in several claim notes from VOSA to General Electric Internacional Inc. and General Electric Internacional Inc. Argentina branch (“GE”), acting on behalf of Fideicomiso Central Vuelta de Obligado (“FCVO”), to get the project pace back on track. In this regard, on February 12, 2016, GE initiated a higher costs claim to the FCVO through the contractual clause of "friendly negotiations". During September 2016, due to the additional costs derived from inflation, the negotiations ended in an arbitration process provided in the contract. On November 10, 2016, FCVO and VOSA were notified by the Arbitration Court of the Buenos Aires Stock Exchange about the arbitration suit filed by GE.

On August 7, 2017, following a series of negotiations, FCVO and GE signed a Second Supplemental Agreement (“SAS” for its acronym in Spanish) by means of which GE commits to achieve the Beginning of the Total Operation (“IOT” for its acronym in Spanish) no later than February 28, 2018. In addition to other issues, the parties agreed to new penalties for non-compliance, the delivery of new guarantees, and the suspension of all judicial and/or extrajudicial deadlines until May 29, 2018 regarding the actions and claims between the FCVO and GE. For this reason, the parties requested the Court to suspend the arbitration process. The Court finally resolved to suspend the process until May 28, 2018.

Subsequently, the parties resolved to extend the period of suspension of all judicial and/or extrajudicial several times and ultimately until May 15, 2019. Since they did not reach an agreement, procedural deadlines for the lawsuit were resumed on May 16, 2019 and the FCVO began the procedure for the execution of the Garantía de Cumplimiento de Contrato y Equipamiento (Contract and Equipment Compliance Guarantee or the “Guaranty”). On June 28, 2019,

FCVO and GE reached an agreement that ended the disputes between the parties under the EPC Contract. On the occasion of this agreement, FCVO withdrew from the Guaranty execution procedure and GE withdrew from the action and arbitration demand. VOSA did not participate in the agreement reached between FCVO and GE and, therefore, neither financial nor equity consequences derived for the latter.

Finally, on March 20, 2018, CAMMESA began the commercial operation in the Wholesale Electricity Market, of the two gas turbine and TV units in its operation as a combined cycle plant of VOSA, for up to 778,884 MW (net capacity).

On February 7, 2019, VOSA signed with CAMMESA the Supply Contract, the  Operation and Maintenance Contract and the pledge and assignment contracts in guarantee. The companies started to receive the monthly fee collection since March 2019. As of December 31, 2019, the companies have collected 10 of 120 installments agreed upon. Additionally, CAMMESA offset the first 10 installments of the Enel Generación Costanera S.A. loan plus the corresponding interest with part of the debt that the company held with CAMMESA. Additionally, Enel Generación El Chocón S.A. assigned and transferred to Edesur the first 10 installments of its loan for a total of ARS$ 1,738 million in August 2019 so that Edesur paid a part of its debt with CAMMESA. In the case of Central Dock Sud S.A., CAMMESA paid the first 10 installments of the loan, plus the corresponding net interest that the company held with CAMMESA during the last quarter.

Fund for necessary investments to increase the supply of electricity in the MEM “FONINVEMEM”

Ten years have passed since the Commercial Operation agreement between TMB and TSM with implementation on January 7, 2020 and February 10, 2020, respectively. This ended the contract term of Contratos de Abastecimiento de Energía Eléctrica (Electricity Supply Contracts) between TMB and TSM and CAMMESA. Likewise, the Trusts Contracts and Return Contracts will take effect in a maximum of 48 equal and consecutive monthly installments with a grace period of 12 months, starting from the handling of both plants on December 31, 2016. TMB and TSM, as controlling parties and along with their current shareholders (among which the Company is the guarantor) must carry out the corresponding agreed-upon corporate actions to allow that  the capital injection from the Argentine government to both companies proceeds.

The Argentine government ownership regarding this matter is a point of contention since the Argentine government demands a higher percentage of shareholding over both thermoelectric plants. Until an agreement is reached and as a way to ensure the plants’ operation and maintenance, the period of validity of the respective Operation and Maitenance contracts was postponed and so the corresponding extensions were signed on January 7 and 9, 2020, respectively. In accordance with the situation described, the legal clauses are  being analyzed to ensure the defense of the corporate ownership corresponds to the current shareholders.

Tax Revaluation

Law 27,430 allows the exercise of the option to revalue for tax purposes, for one time only, certain assets owned by the taxpayer existing at the end of the first fiscal year ended after December 29, 2017 (legal effective date ), to the extent that:

(i)they are located, placed or used economically in the country, and are used to generate taxable profits,

(ii)they are not assets with accelerated depreciation or are not fully depreciated, and

(i)	they are not assets that were externalized in accordance with Law 27,260.

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

For non-exchangeable real estate assets and depreciable fixed assets, there is the option of the estimate made by an independent appraiser, as long as it does not exceed the 50% that would result from applying the revaluation factor. The revalued assets will continue to be price-level restated for tax purposes based on the percentage variations of the Internal Wholesale Price Index provided by the National Institute of Statistics and Census, according to the tables drawn up by the AFIP for these purposes. Thus, the depreciation to be deducted in the income tax assessment will have as components (i) the depreciation installment calculated based on the value of origin, method and useful life timely adopted for the calculation of the income tax, plus (ii) the depreciation installment corresponding to the amount of the revaluation with the aforementioned subsequent price-level adjustment. If a revalued asset is disposed of in one of the two business years immediately following the year taken as the basis for the revaluation calculation, the computable cost will have a penalty, consisting of reducing the residual amount of the price-level restated revaluation by 60% if the disposal takes place in the first of the aforementioned years, or by 30% if it takes place in the second of those years.

On March 29, 2019, Enel Generación Costanera S.A. and Central Dock Sud performed this revaluation. The Special Tax Assessed amounted to ARS 213,985,574 in Costanera and to ARS 182,197,241 in Dock Sud. This amount will be paid through a Payment Facilities Plan set forth according to the General Resolution No. 4249.

Additionally, Edesur has decided not to exercise the tax revaluation option due to a matter of risks and recovery terms. Enel Generación El Chocón has decided not to exercise the tax revaluation option and to keep the rights resulting from applying the adjustment mechanism for tax inflation as foreseen in the Income Tax Law.

Enel Generación Costanera S.A. –  Enel Generación El Chocón S.A.

Transactions with related entities and partial payment Mutual CAMMESA

On March 29, 2019, an Agreement between Enel Generación Costanera S.A. and Enel Generación El Chocón S.A., was signed by which the latter assigned and transferred to Enel Generación Costanera S.A. certain loans under the item Liquidaciones de Venta con Fecha de Vencimiento a Definir (Sale Settlement with Due Date To Be Defined) (“LVFVD”) created during the years 2012 and 2013 as per the application of Resolution S.E. No. 406/2003, as well as Liquidaciones de Venta (Sale Settlement) as per the payment details “Non-Recurring Maintenance” and “Additional Remuneration Trust” created during the years 2016 and 2017 as per the application of Resolutions S.E. No. 482/2015 and S.E.E. No. 22/2016 (hereinafter and along with the LVFVD, the “Chocón Loans”) The amount of the “Chocón Loans” as of January 31, 2019, including accrued interest up to that date which are net of withholding taxes, amounted to ARS 1,224,320,220) (the “Loan Assigned”).

Enel Generación Costanera S.A. will refund Enel Generación El Chocón S.A. the Loan Assigned in 36 monthly installments, equal and consecutive, within the first ten days of each calendar month, beginning in April 2019. Interest considering the rate equivalent to the average monthly return obtained by CAMMESA in its financial investments within the Wholesale Energy Market.

During the first quarter of 2019, Enel Generación Costanera S.A. instructed CAMMESA to recover the loans assigned by Enel Generación El Chocón by means of the Loans Transfer to partially pay such mutual indebtedness with 19 capital installments and  corresponding interests.

The instruction was accepted by CAMMESA on March 29, 2019 and the decision was approved in April 2019.

On August 27, 2019, CAMMESA partially paid the mutual indebtedness with the amounts coming from VOSA’s accrued expenses received between March and December 2018. The payment made amounted to ARS 171,730,596 (which includes capital, interest and VAT).

Additionally on September 12, 2019, Enel Generación Costanera, Enel Generación El Chocón S.A. and Enel Trading Argentina S.A. signed the “Acuerdo de regularización y cancelación de acreencias con el Mercado Eléctrico Mayorista” (“Agreement as per the remedial and payment of amounts due with the Wholesale Energy Market”) with CAMMESA by which the loans were relieved in accordance with the LVFVD created by the application of Resolution S.E. 529/2014 and, at the same time, Enel Generación El Chocón S.A. and Enel Trading Argentina S.A assigned their loans to the company while CAMMESA partially paid the mutual indebtedness held by the company for an amount of ARS 183,567,144 (which includes capital, interest and VAT).

Enel Generación El Chocón S.A.

Provisions and Contingent Liabilities

Federal Administration of Public Revenue – General Taxation Office (AFIP in Spanish)

The company presented its sworn income tax statement for the year 2013, applying the adjustment mechanism for tax inflation provided by the Income Tax Law. As for the company, the regulatory impossibility for inflationary adjustment in tax matters would result in a non-existent income tax determination. This is because the inflationary adjustment mechanisms on tax assessment result in a tax loss, and if the adjustment mechanisms for inflation were not applied, there would be a confiscation assumption in accordance with the jurisprudence of the Supreme Court of Justice of the Nation in the ”Candy S.A.” matter. In a supplementary manner, the company filed a Declaration of Certainty Action and Precautionary Measures to the National Court of First Instance in the Federal Administrative Matters, with the purpose of obtaining the statement, in the specific case, the inapplicability of any rule that suspends the application of adjustment mechanisms for inflation due to an alleged confiscatory nature. On October 31, 2014, the negative judicial resolution of the precautionary measure requested by the company was notified. Against this resolution, on November 7, 2014, the company filed an appeal to the Appeals Chamber in Federal Administrative

Litigation. The Appeals Chamber notified its resolution on March 12, 2015, confirming the rejection of the precautionary measure. On November 21, 2014, the company requested that the court of first instance transfer the Declaratory Action to the National Treasury, in order to proceed with the substantive issue, treatment parallel with the challenge of the rejected requested precautionary measure resolution. On May 13, 2015, the company requested the intervening court to open the period allowed for producing evidence, which was on May 18, 2015. By virtue of this, the, transfers of the proof points offered were answered and carried out and which the Court resolved making room for the expert proof points offered by both parties. On May 30, 2017, the expert presented the expert report, in which the expert arrived at the same coefficients as those indicated by the company in the filed claim. On June 6, 2017, the Court ordered the issuance to the parties of the expert report. Thus, the company proceeded to notify personally the expert report and submitted its reply, where it agreed with said report. On other hand, the National Treasury replied to the transfer in a timely manner, formulating certain challenges to the aforementioned report.  Given that the National Treasury has submitted its challenges to the expert, the latter replied to said challenges  on March 8, 2018 ratifying completely the expert report. On September 4, 2018, the company requested that the term for submitting evidence be declared closed. Finally, on September 6, 2018, the close of the term for submitting evidence was ordered and now arguments must be submitted based on the evidence of the case. The company filed its pleadings on March 29, 2019 and the National Treasury filed its pleading on April 12, 2019.  The Court issued a decision on October 25, 2019 through which  a lawsuit was filed by Enel Generación El Chocón and so the National Treasury had to pay the legal costs.

Additionally, the company presented its sworn income tax statement for the year 2014, applying the tax inflationary adjustment mechanism provided for in the Income Tax Law to the same effect as done for fiscal year 2013. Pursuant to the above, in a complementary manner, the company filed on May 8, 2015 a Declarative of Certainty Action to the National Court of First Instance in Federal Administrative Matters. This in order to obtain a declaration, in the specific case, of the inapplicability of any rule that suspends the application of inflationary adjustment mechanisms due to an alleged confiscatory nature. On June 11, 2015, the court took into account the lawsuit filed, ordering its communication to the Attorney General of the National Treasury. On September 25, 2015, the file was sent to the Federal Prosecutor’s Office on the issue of on the jurisdiction of the intervening Court. On October 30, 2015, and in response to the statement made by the Federal Prosecutor, the court was deemed competent, and the claim was also sent to the AFIP. Consequently, on December 11, 2015, the company transferred the claim to the AFIP, who answered it in due time and form. Subsequently, on April 6, 2016, the company requested the intervening court to open the provisionary period, which was ordered on April 28, 2016. Thus, on June 23, 2016, the parties provided the evidence. As a result, the transfers of the offered proof points were carried out, and were answered in a timely manner by both parties. On December 22, 2016, the court decided to reject the objections raised by the company and acknowledge the additional points proposed by the National Treasury. On May 31, 2017, having examined the administrative file, the company observed the discharge report dated February 2, 2017, signed by the AFIP. The aforementioned states that there are no observations to be made regarding the adjustments and items affected by the adjustment for inflation related to the sworn income tax statement presented by the company and submitting said report to the External Inspection Division II for its consideration.

On the other hand, in regard to the judicial file, after successive extensions, on March 23, 2018 the expert accountant submitted the expert report. On July 6, 2018, the defendant was notified of, and presented with, the accounting expert report. On August 21, 2018 the National Treasury answered the expert report, requesting certain clarifications to the same, which was incorrectly notified to the expert accountant by the court on November 5, 2018. Since the notification was incorrect, on November 20, 2018, the court ordered a new notification to the expert of the challenges made by the AFIP to the expert report.

Subsequently, on February 18, 2019, the expert filed a written reply to the challenges made by the National Treasury to the accounting expert appraisal. On the same date, the court notified both parties of the aforementioned reply. Consequently, on May 7, 2019, the company filed a written reply answering the relevant notification and making appropriate clarifications. Also,the National Treasury made new challenges. By virtue of the above, on May 8, 2019, the court ordered notification of the expert again. Next, the plaintiff answered the objections as per the expert accountant’s response to the defendants’ challenges. On July 18, 2019, the test phase was closed and the test phase documentation  of both parties were attached to the main file. On August 7, 2019, the case was filed in the Secretariat so that the parties argued about the merit of the evidence given in the records. Allegations of the plaintiff will be soon presented

The company presented its sworn income tax statement for the year 2016, applying again the adjustment mechanism for tax inflation provided by the Income Tax Law to the same effect as made for the business years 2013 and 2014. In a supplementary manner, the company filed, on May 15, 2017, a Declaration of Certainty Action with the National Court of First Instance in the Federal Administrative Contentious Matters, for the same purposes as that carried out for the aforementioned business years. The Federal Administrative Contentious Court No. 2, Secretary No. 3 processed these claims and, on May 31, 2017, ordered to accompany all the documentation offered by the company. On July 31, 2017, the aforementioned documentation was attached to the file, and subsequently on August 16, 2017, the filing of the official letter addressed to the Attorney General of the National Treasury was accredited. On September 22, 2017, the court ordered the transfer of the claim to the National Treasury. Consequently, on November 17, 2017, the pertinent official letter was submitted to the court to complete the transfer of the claim to the National Treasury for the purpose of confrontation, and the file is currently in office.

On February 8, 2018, the official letter was received by the court, and the notification to the defendant was correctly made. On April 16, 2018, the AFIP answered the lawsuit and filed a motion indicating that the plaintiff lacked a power of attorney to act before the court, and therefore the court ordered that the plaintiff be notified of the motion filed by the National Treasury. Subsequently, the company answered the notification about lack of power of attorney, by attaching the new power of attorney. Finally, on October 31, 2018, the court considered the notification as answered, and on November 7, 2018 it ruled resolved in favor of the company, and the power of attorney was judicially validated. On April 5, 2019, an appeal action was filed on the procedural costs imposed on Enel Generación El Chocón. On September 19, 2019, the Chamber decided to reject the appeal action filed by the company.

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

As a result, on October 19, 2018 the court considered the action as filed, ordering the enforcement of Resolutions 7/94 and 13/05 and that the documentation offered as evidence be submitted to the court. On November 8, 2018, the court considered the aforementioned Resolutions as enforced and the documentation as submitted, and ordered that a notice be sent to the Office of the National Treasury, and that it be sent to the Prosecutor, in order to reach resolution  regarding the jurisdiction of the court and the authorization of the instance. Finally, on November 13, 2018, the court fee was considered accredited. Finally, on May 2, 2019, the instance was deemed authorized, in accordance with the Federal Attorney General’s ruling, and the lawsuit was ordered to be notified to the National Treasury. On October 23, 2019, the suit was transferred to the National Treasury.

Following the criteria and recently on March 26, 2019, the company decided to present its affidavit regarding the income tax for the year 2018 by applying the adjustment mechanism for tax inflation provided in the Income Tax Act considering the same effects as per the aforementioned fiscal periods. Likewise, on April 10, 2019, the company presented a note to the AFIP stating its reasons for the application of the mentioned mechanism and requesting the validation of the affidavit presented.

Given the high probability that Enel Generación El Chocón’s proposal should find a favorable resolution both at the judicial level and at the National Tax Court in terms of income tax inadmissibility for the years 2013, 2014, 2016, 2017 and 2018 as a result of an assumption of confiscation, the company has not recorded any liabilities for this matter as of December 31, 2019.

Edesur S.A.

CAMMESA loan debt

The crisis due to the decrease in the quality of the electricity supply service during December 2013, caused by the heat wave that affected the company’s distribution facilities, resulted in some measures taken by the then Ministry of Federal Planning, Public Investment and Services (MINPLAN in Spanish), requesting that Edesur execute a plan of extraordinary investments to support situations such as those described. As a result, MINPLAN announced an “Extraordinary Investment Plan” for ARS2,050 million, to be developed with funds managed by the trust created by Resolution E.N.R.E. No. 347/2012 (“FOCEDE”). The “Extraordinary Investment Plan” was presented by Edesur in partial deliveries for approval before the Undersecretary’s Office for Coordination and Management Control of MINPLAN.

Based on the foregoing, on January 24, 2014, the Argentine Secretariat of Energy (SE in Spanish) issued Resolution No. 10/2014 whereby it ordered that the temporary shortfall in income from FOCEDE for the performance of the works under the “Extraordinary Investment Plan” be covered through the transfer of funds to be carried out by CAMMESA through the implementation of a loan agreement and assignment of credits in guarantee, to be signed by Edesur and CAMMESA.

In accordance with Resolution SE No. 10/2014 and Note No. 45/2014 of the Undersecretary’s Office of Electricity that instructed CAMMESA in this regard, on January 27, 2014, CAMMESA and Edesur entered into a loan agreement and assignment of credits in guarantee, subject to approval by Edesur’s Board of Directors, for ARS205.7 million required to finance the first segment of works. The methodology and terms to be implemented for the refund will be determined by the SE on a timely basis, once the period of grace established by the SE has elapsed and which foresees that the beginning of the refund of the financing will be conditioned to Edesur, in the SE’s opinion, presenting duly audited financial sustainability conditions.

In addition, the debt bore interest at a rate equivalent to the average monthly yield obtained by CAMMESA on its financial investments.

Edesur’s Board of Directors approved the terms of the loan agreement and assignment of credits in guarantee at its meeting held on February 25, 2014.

As of the date of these financial statements, Edesur and CAMMESA have entered into seven addenda to the loan agreement, which successively increased the amounts required to finance new works to be performed within the framework of the “Extraordinary Investment Plan”.

At the date of these financial statements, Edesur had received disbursements from CAMMESA for ARS2,671,747 in order to finance the approved segments of the aforementioned “Extraordinary Investment Plan”.

On January 27, 2016, the Argentinean Department of Energy and Mines (MEyM in Spanish)  issued its Resolution No. 7/2016 which provides, among other things, that from the publication of this measure the application of mechanisms to finance works plans that have been implemented through loan agreements between CAMMESA and Edesur will cease.

On May 10, 2019, Edesur entered into an agreement with the national authorities which, among other things, establishes the company’s commitment to pay CAMMESA for this loan agreement the consolidated amount of ARS4,753 million, including VAT, as of January 1, 2019. This debt was partially paid in the amount of ARS903 million, through its compensation with credits from Edesur against the Argentine government in relation to the differences arising from applying the cap on the bills of users benefiting from the social tariff and with the consumption of settlements with community meters, in the proportion provided for the Argentine government in the New Framework Agreement and its successive extensions.

According to the new agreed-upon terms, this debt bears interest at the lending rate of Banco de la Nación Argentina (BNA), which will be capitalized on a monthly basis. The company may pay the principal in 5 annual installments plus the capitalized interest of the corresponding installment, with a waiting period of 365 days from the signing of the aforementioned agreement.

During August 2019, Enel Generación El Chocón S.A. assigned and transferred loans to Edesur under the item LVFVD committed in the VOSA project for a total of ARS 1,738 million so that Edesur could partially pay receivables hel by CAMMESA.

Edesur will refund Enel Generación El Chocón S.A. the net revaluation amount as per the receivables assigned in 42 equal monthly installments, with a grace period of 18 months. Interest will be capitalized and accrued at the CAMMESA’s average placement rate.

Subsequently, on September 20, 2019, the Argentine government, on the one hand, and Edesur and Edenor, on the other, signed the Agreement for the Extension of the New Framework Agreement which extends it as of January 1, 2019 and until May 31, 2019. By means of this agreement, the Argentine governmentassumes the payment of the corresponding amortization considering the percentage of the contribution as per the supply of electrical energy to the matters within the scope of the Province of Buenos Aires for both companies. Accordingly, Edenor assigns and Edesur accepts the receivables stated in this agreement to Edenor for an amount of ARS 209.7 million. On the other hand, the amount related to Edesur amounts to ARS 230.1 million. Accordingly, the Ministry of Renewable Resources and Electricity Market under the Ministry of Finance ordered CAMMESA to offset the amounts due recognized by this Agreement with the mutual indebtedness of Edesur for a total amount of ARS 439.8 million.

Thus, as of December 31, 2019, the receivables balance with CAMMESA amounts to ARS 4,439,808 which  is recorded in current and non-current liabilities, as applicable. As of December 31, 2018, the balance amounted to ARS 8,229,831 which is recorded   in current and non-current liabilities.

Also, in the framework of a presentation made by Edesur to the SE, on September 16, 2014, the SE issued its Note No. 367/2014 instructing CAMMESA to enter into a loan agreement with Edesur for an amount of up to ARS 264.3 million, to deal with anticipated expenditures as a result of the “Extraordinary Plan for Strengthening and Adaptation of Installations Derived from Extreme Situations” (the “Plan”) related to the December 2013 - March 2014 weather contingency. The same was granted to cover the temporary shortfalls of the cash flow of the fixed amount applicable to customers, established by ENRE Resolution No. 347/2012, which is intended for the performance of infrastructure works and corrective maintenance of the Company’s facilities, through the FOCEDE. Several assignments were made for ARS 235,099 as of June 30, 2019.

Edesur had to repay the financing received, at a rate equivalent to the average monthly yield obtained by CAMMESA on its financial placements, at its sole option: (i) in cash, once the FOCEDE Fiduciary notifies it of the existence of the credits to which it is entitled against the FOCEDE, for the rights to reimbursement of its own expenses and those of contractors and suppliers within the framework of the Plan (the “Credits”); or (ii) with the effective assignment of said Credits, the assignment and its paying effect being conditioned on the credit to CAMMESA’s account of the disbursements by the FOCEDE corresponding to the Credits.

At the closing date of these financial statements, the balance of this debt was paid by offsetting it with aforementioned Edesur’s credits. As of December 31, 2018, the balance of this debt amounts to ARS95,712 and is disclosed under current liabilities.

ECONOMIC FRAMEWORK

On December 10, 2019, a new Argentine President was elected and so a management change process begun.

The new government established new priorities such as finding solutions for facing difficulties in the economic and social areas. For that purpose, the government will take the necessary steps to renegotiate the payment of  external debt and, at the same time, enabling the payment of such debt over time. In order to do this, it provided measures aimed at safeguarding the reserves of Banco Central de la República Argentina (BCRA), to reduce the fiscal deficit, as well as increasing productivity. Considering internal orders, efforts are aimed at normalizing the main macroeconomic variables which require that employers, employees, unions and the State negotiate wages and prices to balance incomes and consumption and, at the same time, reduce inflation, while executing direct actions to solve urgent needs of the most vulnerable communities and meeting other budget expenditures with real resources. In order to do this, the government deployed a concept of solidarity that leads, among other items, to greater tax payments on those areas the government believes have a greater ability to pay.

Within the framework of the adjustment process of the exchange control mechanism needed to safeguard the reserves of the BCRA, this institution issued Communications “A” 6854 (12/27/19) and “A” 6856 (12/30/19) by which the rules on Foreign Trade and Changes issued by the BCRA during the previous government administration, which expired originally on December 31, 2019, were  extended for an indefinite period. The following standards stand out: (a) Exporters are obliged to enter and settle in the exchange-free market currencies coming from the collection of their exports of goods and services within five business days of accreditation of foreign accounts and maximum periods are allowed for the collection which are more stringent for operations with related entities and commodities export; (b) Importers who intend to pay imports in advance, must state, by means of an affidavit, that the customs entry of the goods will occur within 90 days from the date of access to the exchange market or 270 days if it will be capital goods plus the BCRA’s prior agreement if the foreign supplier is a company linked to the importer or otherwise longer time periods than those stipulated for the customs entry of the goods will be needed, and (c) For profits and dividends and, in order to access the exchange market, prior authorization from the BCRA is required.

On December 23, 2019 and as direct measures taken by the new government, Act No. 27.541 on “Solidaridad Social y Reactivación Productiva en el Marco de Emergencia Pública” (“Social Solidarity and Reactivation of Production in the Public Emergency Framework”) was published in the Official Gazette, as well as Decree No. 58/2019 that enacted it. Also, on December 28, 2019, Decree No. 99/2019 was published with the regulations for the implementation of the Act. Amendments presented seek to re-energize the economic, financial, fiscal, administrative, social security, tariff, energy, health and social areas, and empowers the National Executive Power (PEN) to carry out the necessary steps and actions to recover and ensure the sustainability of the Argentinian public debt.

The main measures relevant to the Company stated in the Act and its regulations are as follows:

Tax obligations

Income tax (See Note 19.e)

Employer’s contributions:

The progressive reduction of the planned contributions until 2022 was removed and the rates are set from December 2019 as follows:

•

20.40% for private sector employers working in the Services or Market areas and  for companies who employ them with total annual sales that exceed the limits established in SEPYME <resolution No. 220/19, or otherwise stated in the future, as per the category medium-sized company, section 2.

Limits stated are ARS 481,570,000 for the Services sector and ARS 1,700,590,000 as per the Market sector.

•	18% is the rate for the remaining private sector employers.

Fixed amounts are established that may be deducted from the calculation basis. The regulations do not state future adjustment provisions.

•

The basic deduction is ARS 7,003.68 and increases to ARS 17,509.20 for employers in the textile, leather and footwear sectors, also for agricultural, industrial and health sectors. Additional deductions will be ARS$ 10,000 for employers with a payroll of up to 25 workers.

•

As per the contributions actually paid, the amount resulting from applying the percentage points set for each particular jurisdiction may be computed as a tax credit to the minimum presumed value added tax..

Tax on credits and debits in bank accounts

It is established that cash withdrawals from accounts opened in entities governed by the Financial Entities Act made in any form as of November 24, 2019, will be subject to a 1.2% tax on the corresponding debit in the accounts mentioned, instead of the regular rate of 0.6%. This doubling of the rate does not apply to individual accounts known as Micro and Small Businesses under the terms of article 2, Act No. 24.467.

Statistical rate

An increase of 2.5% to 3% is established in the statistical rate applicable to consumption  imports defined as such  from January 1 to December 31, 2020.

A progressive maximum limit is established to pay this rate. Such payment starts at US$ 180 for imports up to US$ 10,000 and reaches  US$ 150,000 for imports greater than US$ 1,000,000.

Tax for an inclusive and supportive Argentina

On an urgent basis and for the term of five fiscal periods, a 30% tax on transactions related to the acquisition of foreign currency for treasury, purchase of goods and services in foreign currency and international passenger transport, for legal entities and individuals in Argentina, has been established. The levies shall not cover the payment of any tax on any account.

The operations affected are as follows:

•	Purchase of bills and currencies in foreign currency for amassing or without specific destination (with a limit of US$ 200 per month set by the previous management)
•	Currency exchange carried out by financial institutions, on behalf of an acquirer or borrower, to pay purchases of goods or benefits and services abroad, whatever the means of payment.
•

Currency exchange carried out by financial institutions on behalf of acquirer or borrower resident in Argentina, to pay for services provided by non-resident people in any country, whatever the means of payment.

•	Acquisition of services abroad agreed through travel and tourism agencies in the country.
•	Acquisition of passenger transport services (by any means) outside the country, to the extent that for the payment of the operation you must access onemarket in order to acquire the currencies

Labor aspects and payroll taxation

The PEN is empowered to provide minimum wage increases that private sector employers must pay to their workers, and also empowers the PEN to exempt for a limited time the payment of benefits and social contributions to the Argentinian Integrated Pension System (SIPA) on the increases stated by the PEN or as a result of collective bargaining.

In this regard, the PEN stated on Decree 14/2020 (B.O. 4/1/2020) a minimum and uniform salary increase of ARS 4,000. ARS 3,000 should be paid in January and the remaining ARS 1,000 in February. This increase corresponds to private sector workers who work in a dependency relationship and must be absorbed by the 2020 joint negotiations.

Likewise, this Act empowers the PEN to make reductions in contributions and social contributions to the retirement system to limited jurisdictions and specific activities or in critical situations. In this case, the exemption would not be total and would not be limited to future increases stated in future decrees or parity, but could be applied to the entire salary.

The PEN established double compensation for a period of 180 days for laid-off workers without just and sufficient cause, as per labor aspects and prior to the issuance of Act No. 27.541 and through the Decree of Need and Urgency No. 34/19 (BO 13/12/2019).   This measure is not applicable to contracts concluded after the Decree enters into force.

Energy system

The Act empowers the PEN to maintain the electricity and natural gas tariffs that are under federal jurisdiction and to initiate a renegotiation process of the current comprehensive tariff review or to initiate an extraordinary review from the effective date of this Act and up to  a maximum period of up to 180 days. This would lead to a reduction in the real tariff burden on households, businesses and industries by the year 2020. Likewise, the provinces were invited  to adhere to these policies of tariff schedule maintenance so that renegotiation and review of rates of provincial jurisdictions takes place.

The PEN is also empowered to intervene in ENRE and the National Gas Regulatory Entity  (ENARGAS) for a period of one year.

As per the use of the delegated powers, the government declared the suspension of any update of electricity and gas rates for the 180 days provided in the Act.

Having in mind the suspension of the tariff update on energy, the government also required Yacimientos Petrolíferos Fiscales (YPF) to maintain the price of fuels. Initially, the other oil companies agreed to do so if YPF agrees to.

Companies. Equity capital

The application of Articles 94, subsection 5 (dissolution of the company due to loss of share capital) and 206 (mandatory reduction of capital due to accumulated losses) stated in the General Companies Act is suspended until December 31, 2020. This suspension allows companies not to take any course of action to resolve the situation up to that date.

35.PERSONNEL FIGURES

The Group personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2019 and 2018:

	12-31-2019
	Managers	Professionals
	and key	and	Staff and
Country	executives	Technicians	others	Total
Chile	1	48	4	53
Argentina	20	1,858	2,208	4,086
Brazil	53	5,947	4,124	10,124
Peru	38	888	—	926
Colombia	39	2,065	2	2,106
Total	151	10,806	6,338	17,295
Average	156	10,242	7,273	17,671

	12-31-2018
	Managers	Professionals
	and key	and	Staff and
Country	executives	Technicians	others	Total
Chile	10	44	3	57
Argentina	21	1,914	2,413	4,348
Brazil	56	4,839	6,005	10,900
Peru	41	874	—	915
Colombia	38	2,104	2	2,144
Total	166	9,775	8,423	18,364
Total	148	8,831	6,598	15,577

36.  SANCTIONS

The following Enel Américas Group companies have received fines from administrative authorities:

a)	Edesur (Empresa Distribuidora del Sur S.A.)

As of December 31, 2019, in view of the pending sanctions imposed by the National Electricity regulator (ENRE) starting in the period that began on October 1, 2019, Edesur has been fined: (i) on two occasions for violations of street safety regulations (ENRE Resolutions 320/19 and 331/19) in the total sum of ARSBRL88.5 million (US$1.4 million), and (ii) on one occasion for violation of commercial quality standards (ENRE Resolution 319/19) in the total sum of  ARS28.5 million (US$476,000). In all cases, the fines have been appealed.

b)	Enel Generación Costanera S.A. (formerly Endesa Costanera)

As of December 31, 2019, an appeal against a fine imposed by the Federal Administration of Public Revenues ("AFIP") during 2015 for ARS58,480  (US$977) is pending. Likewise, together with said sanction, the payment of a tax difference of ARS9,746.63  (US$163) was ordered for violation of article 970 of the Customs Code. This fine was appealed and is pending resolution, since the return of the temporary export was fulfilled in a legal time and manner, a circumstance that was proved with the presentation of the corresponding support documentation.

c)	Enel Distribución Río (Ampla Energia e Serviços S.A. or “Ampla”)

In 2018, the São Gonçalo Municipal Secretariat for the Environment issued a notice of violation against Enel Distribución Río amounting to BRL47 million for alleged “air, water and soil pollution caused by the discarding and burning of irregularly disposed waste”. Enel Distribución Río has filed its administrative defenses against the fine which is pending resolution. As of December 31, 2019 the amount involved in the fine was BRL47.0 million (ThUS$11,605).

Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defenses against the fines and is awaiting a decision. As of December 31, 2019, the amount involved is ThBRL7,008  (ThUS$1,742).

d)	Enel Distribución Ceará (Companhia Energetica do Ceará S.A. or “Coelce”)

In 2012, the Brazilian National Electricity Regulatory Agency (ANEEL) imposed a fine of BRL20.6 million on Enel Distribución Ceará for alleged errors in the records of the company’s asset base. Enel Distribución Ceará appealed against the fine which has been reduced to BRL11.2 million. Considering the need to legalize the company’s status with the ANEEL, Enel Distribución Ceará posted a bond and filed a lawsuit for the fine’s total nullification. On July 26, 2019, a decision was issued that dismissed the claim filed by Enel Distribución Ceará.  On August 27,2019, Enel Distribución Ceará filed an appeal, which is pending resolution. A favorable decision would result in a refund of the amount paid by Enel Distribución Ceará. As of December 31, 2019, the amount involved in the fine was BRL21.1 million (ThUS$5,217).

Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defenses against the fines and is awaiting a decision. As of December 31, 2019, the amount involved is ThBRL1,062  (ThUS$264).

Tax sanctions: On January 21, 2018, the company was fined by the Tax Authority of the State Treasury of Ceará for alleged non-compliance with fiscal regulations (emission requirements and registration of transit invoices). The company filed its administrative defenses against the fines and is awaiting a decision. As of December 31, 2019, the amount involved is ThBRL915 (ThUS$227).

e)	Enel Distribución Goiás (formerly CELG Distribuição S.A. or “CELG”)

In 2016, the Brazilian National Electricity Regulatory Agency  (ANEEL) imposed a fine of BRL61 million on Enel Distribución Goiás for failure to fulfill a sector obligation (linked to the Account for the Development of Energy (Conta de Desenvolvimento Energético or CDE). Enel Distribución Goiás filed an appeal against the fine which is pending resolution. Enel Distribución Goiás posted a bond and filed a lawsuit for the fine’s total nullification, which is still pending resolution. As of December 31, 2019, the amount involved in the fine was BRL38.4 million (ThUS$9,474).

In 2019, the Brazilian National Electricity Regulatory Agency (ANEEL) imposed a fine of BRL62 million on Enel Distribución Goiás for breaches of customer service and energy supply quality indicators. Enel Distribución Goiás filed an appeal against the fine, which is pending resolution. As of December 31, 2019, the amount involved in the fine was BRL62 million (ThUS$15,308).

f)	Enel Distribución Sao Paulo (formerly Eletropaulo)

ANEEL fined Eletropaulo for alleged errors in the records of the company’s asset base. Eletropaulo filed an appeal which was dismissed. Eletropaulo filed a lawsuit seeking the total nullification of the fine. The judge rendered a decision dismissing Eletropaulo’s claim, and Eletropaulo has lodged an appeal with the court of second instance, which is pending resolution. As of December 31, 2019, the amount involved in the fine was BRL182.2 million (ThUS$45,314).

ANEEL fined Eletropaulo for alleged formal inconsistencies of asset accounting records. Eletropaulo asserted that the errors have not generated any negative practical consequences for tariffs, and even less for the service provided by the company. Eletropaulo’s administrative appeal was dismissed, and Eletropaulo filed a lawsuit for the total nullification of the fine. On May 29, 2019, the judge issued a judgment dismissing the claims made by Eletropaulo. On June 5, 2019, Eletropaulo presented a petition for clarification attachment against the judgment, which is pending a hearing. On December 27, 2019, a decision was issued confirming the impossibility of ANEEL to register

Eletropaulo in its system of payment arrears and imposing the fine until the decision is final. As of December 31, 2019, the amount involved in the fine was BRL90.3 million (ThUS$22,472).

In 2012, ANEEL fined Eletropaulo for alleged formal inconsistencies of records of consumer supply quality indices, as well as the payment of compensation to customers for non-compliance with these indices. Eletropaulo filed its administrative defenses and is awaiting the decision of ANEEL’s Board of Directors. As of December 31, 2019, the amount involved in the fine was BRL24.3 million (ThUS$6,059).

In 2015, ANEEL fined Eletropaulo for alleged formal inconsistencies of records of consumer supply quality indices, as well as the payment of compensation to customers for non-compliance with these indices. Eletropaulo has filed its administrative defenses and is awaiting the decision of ANEEL’s Board of Directors. As of December 31, 2019, the amount involved in the fine was BRL24.3 million (ThUS$6,059).

On December 4, 2018, ANEEL fined Eletropaulo for customer service quality issues. On December 14, 2018, Eletropaulo filed its administrative defenses against the fine and is awaiting the analysis and decision of ANEEL’s Electric Services Oversight Authority (SFE). As of December 31, 2019 the amount involved in the fine was BRL40.5 million (ThUS$10,067).

ANEEL fined Eletropaulo for not complying with consumer supply quality indices during 2013. Eletropaulo filed its administrative defenses against the fine, which was decided unfavorably to the company. On July 24, 2018, Eletropaulo filed a lawsuit seeking the nullification of the fine, which is still pending resolution. As of December 31, 2019, the amount involved in the fine was BRL67.1 million (ThUS$16,692).

ANEEL fined Eletropaulo for not complying with consumer supply quality indices during 2014. Eletropaulo filed its administrative defenses against the fine, which was decided unfavorably to the company. On July 31, 2018, Eletropaulo filed a lawsuit seeking the nullification or reduction of the fine. On October 17, 2019, the court rejected Eletropaulo’s request for nullification, against which the company filed a petition for clarification of the decision. On December 16, 2019, the attachments were rejected.  As of December 31, 2019, the amount involved in the fine was BRL34.2 million (ThUS$8,521).

ANEEL fined Eletropaulo for nonconformity in the Budgetary Liquidation process. Eletropaulo filed its administrative defenses against the fine, which was decided unfavorably to the company. Eletropaulo filed a lawsuit seeking the nullification or reduction of the fine. The first instance ruling was unfavorable to Eletropaulo, which filed an appeal that is pending resolution. As of December 31, 2019, the amount involved in the fine was BRL22.4 million (ThUS$5,574).

ANEEL fined Eletropaulo for nonconformity in the Budgetary Liquidation process. Eletropaulo filed its administrative defenses against the fine, which was decided unfavorably to the company. Eletropaulo filed a lawsuit seeking the nullification or reduction of the fine. The first instance ruling was favorable to Eletropaulo. However, ANEEL filed an appeal that is pending resolution. As of December 31, 2019, the amount involved in the fine was BRL70.2 million (ThUS$17,458).

In February 2003, the Municipality of Jandira fined Eletropaulo for violation of municipal laws with respect to the road network in the municipality. Eletropaulo’s administrative defenses against the fines were decided unfavorably to the company. Eletropaulo filed a lawsuit seeking the nullification of the fine. The first instance ruling was unfavorable to Eletropaulo, which filed an appeal that is pending resolution. As of December 31, 2019, the amount involved was BRL20.5 million (ThUS$5,094).

In July 2002, the Municipality of Jandira fined Eletropaulo for violation of municipal laws with respect to the road network in the municipality. Eletropaulo’s administrative defenses against the fines were decided unfavorably to the company. Eletropaulo filed a lawsuit seeking the nullification of the fine. The first instance ruling was favorable to Eletropaulo. However, the municipality filed an appeal that is pending resolution. As of December 31, 2019, the amount involved was BRL23.8 million (ThUS$5,925).

The Municipality of Sao Paulo fined Eletropaulo for violation of municipal traffic laws involving a restricted area of circulation. Eletropaulo’s administrative defenses against the fines were decided unfavorably to the company. In 2011, Eletropaulo filed a lawsuit seeking the nullification of the fine. The first instance ruling was unfavorable to Eletropaulo, which filed an appeal that is pending resolution. As of December 31, 2019, the amount involved was BRL31.2 million (ThUS$7,797).

In February 2012, the Municipality of Itapevi fined Eletropaulo for violation of municipal laws with respect to the road network in the municipality. Eletropaulo’s administrative defenses against the fines were decided unfavorably to the company. Eletropaulo filed a lawsuit seeking the nullification of the fine. The first instance ruling was unfavorable to Eletropaulo, which filed an appeal that is pending resolution. As of December 31, 2019, the amount involved was BRL29.8 million (ThUS$7,414).

Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for  50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is awaiting a decision. As of December 31, 2019, the amount involved was ThBRL47,335 (ThUS$11,791).

g)	Enel Green Power Cachoeira Dourada S.A.

Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is awaiting a decision. As of December 31, 2019, the amount involved was  ThBRL1,064  (ThUS$264.5).

h)	Enel Cien S.A.

Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is awaiting a decision. As of December 31, 2019, the amount involved was  ThBRL86  (ThUS$21.4).

i)	Enel Generación Fortaleza (Central Geradora Termoelétrica Fortaleza S.A.)

Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is awaiting a decision. As of December 31, 2019, the amount involved is ThBRL2,038  (ThUS$506.6).

j)	Enel Distribución Perú S.A.A. (formerly Edelnor S.A.A.)

As of December 31, 2019, Enel Distribución Perú has incurred the following tax fines:

j)

As part of a corporate tax audit procedure for the 2006 fiscal year, the National Superintendence of Customs and Tax Administration  (SUNAT) issued a Notice of Fines to Enel Distribución Perú by means of which it imposed a fine of PEN2,451,254 (ThUS$739), by way of annual corporate income tax, whose default interest as of the payment date amounted to PEN2,264,959 (ThUS$683). It should be noted that the imposition of this penalty is being challenged in the Supreme Court of Justice.

k)

As part of a corporate tax audit procedure for the 2007 fiscal year, SUNAT issued a Notice of Fines to Enel Distribución Perú by means of which it imposed a fine of PEN2,424,073 (ThUS$731), by way of annual corporate income tax, whose current default interest amounts to PEN3,014,106 (ThUS$909). Similarly, SUNAT issued Notices of Fines to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for the 2007 corporate income tax, which amounted to PEN2,150,442 (ThUS$648), whose current default interest to date amounts to PEN2,897,412 (ThUS$874). It should be noted

that the imposition of these penalties is being challenged in the Tax Court (the administrative court of last instance) and PEN5,806,506 (ThUS$1,751) has been provisioned.
l)

As part of a corporate tax audit procedure for the 2008 fiscal year, SUNAT issued a Notice of Fines to Enel Distribución Perú by means of which it imposed a fine of PEN2,591,405 (ThUS$781) by way of annual corporate income tax, whose current default interest to date amounts to PEN2,749,236 (ThUS$829). Also, SUNAT issued Notices of Fines to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January and February for the 2008 corporate income tax, which amounted to PEN433,898 (ThUS$131), whose current default interest to date amounts to PEN549,825 (ThUS$166). Similarly, SUNAT issued Notices of Fines to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from March to December for the 2008 corporate income tax, which amounted to PEN2,197,397 (ThUS$662), whose current default interest to date amounts to PEN2,643,099 (ThUS$797). The imposition of the aforementioned fines was resolved by the Tax Court, which issued a favorable but partial ruling, leaving without effect certain Notices of Fines. Enel Distribución Perú paid the related tax obligations for those Notices of Fines upheld. SUNAT has three calendar months to challenge the ruling of the Tax Court.

m)

As part of a corporate tax audit procedure for the 2009 fiscal year, SUNAT issued a Notice of Fines to Enel Distribución Perú by means of which it imposed a fine of PEN616,333 (ThUS$186)  by way of annual corporate income tax, whose default interest as of the payment date amounted to PEN400,616 (ThUS$121). Similarly, SUNAT issued Notices of Fines to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for the 2009 corporate income tax, which amounted to PEN1,538,153 (ThUS$464), whose default interest as of the payment date amounted to PEN1,595,377 (ThUS$481). It should be noted that the imposition of these penalties is being challenged in the judicial court.

n)

As part of a corporate tax audit procedure for the 2010 fiscal year, SUNAT issued a Notice of Fines to Enel Distribución Perú by means of which it imposed a fine of PEN500,298 (ThUS$151) by way of annual corporate income tax, whose default interest as of the payment date amounted to PEN314,788 (ThUS$95). Similarly, SUNAT issued Notices of Fines to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for the 2010 corporate income tax, which amounted to PEN374,545 (ThUS$113), whose default interest as of the payment date amounted to PEN422,876 (ThUS$127). It should be noted that the imposition of these penalties is being challenged in the Tax Court.

o)

As part of a corporate tax audit procedure for the 2011 fiscal year, SUNAT issued a Notice of Fines to Enel Distribución Perú by means of which it imposed a fine of PEN507,761 (ThUS$153) by way of annual corporate income tax, whose default interest as of the payment date amounted to PEN317,452 (ThUS$96). Similarly, SUNAT issued Notices of Fines to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for the 2011 corporate income tax, which amounted to PEN593,147 (ThUS$179), whose default interest as of the payment date amounted to PEN425,908 (ThUS$128). It should be noted that the imposition of these penalties is being challenged in the Tax Court.

k)	Enel Generación Perú S.A.A. (formerly Edegel S.A.A.)

As of December 31, 2019, Enel Generación Perú has incurred the following tax fines:

•

As part of a corporate tax audit procedure for the 1999 fiscal year, SUNAT issued a Notice of Fines to Enel Generación Perú by means of which it imposed a fine of PEN2,076,888 (ThUS$626) by way of annual corporate income tax, whose default interest as of the payment date amounted to PEN10,501,965 (ThUS$3,166). It should be noted that the imposition of this penalty is being challenged in the judicial courts.

•

As part of a corporate tax audit procedure for the 2000 and 2001 fiscal years, SUNAT issued a Notice of Fines to Enel Generación Perú by means of which it imposed a fine by way of corporate income tax for the year 2000. Taking into account various payments made and the reassessment made by SUNAT, to date, this penalty amounts to PEN6,460,523 (ThUS$1,948), and the default interest to date amounts to PEN14,786,488 (ThUS$4,458). Enel

Generación Perú is currently challenging the reassessment of the fine at the Tax Court and the underlying substantive issue in the judicial courts. It is noted that PEN7,928,535 (ThUS$2,390) has been duly paid.

•

As part of an audit procedure for the Ad Valorem General Sales Tax (IGV) and Municipal Promotion Tax (IPM) on imports for 2008 and 2009, SUNAT issued a Notice of Fines to Enel Generación Perú by means of which it imposed a fine of ThUS$2,974 (customs fines are settled in U.S. dollars). It should be noted that the imposition of this penalty is being challenged in the judicial courts, for which PEN5,832,129 (ThUS$1,758) had to be paid, and its default interest as of the payment date amounted to PEN3,395,224 (ThUS$1,024). It should be noted that the full amount of the tax obligation due related to the above-mentioned Notice of Fines was not paid since part of it was prescribed.

l)	Enel Perú S.A.C. (formerly Generandes)

As of December 31, 2019, Enel Perú had incurred the following tax fine:

As part of an audit procedure for corporate tax and IGV for fiscal year 2000, SUNAT issued a Notice of Fines to Enel Perú by means of which it imposed a fine of PEN2,920,104 (ThUS$880) by way of annual corporate income tax and whose default interest as of the payment date amounted to PEN14,053,695 (ThUS$4,237). Similarly, SUNAT issued Notices of Fines to Enel Perú by means of which it imposed fines of PEN1,771,933 (ThUS$534) for the improper application of the IGV for the periods of April, June and October 2000, whose default interest as of the payment date amounted to PEN10,231,619 (ThUS$3,085). It should be noted that the imposition of these penalties is being challenged in the judicial courts.

m)	Enel Generación Piura (formerly EEPSA)

As of December 31, 2019, Enel Generación Piura has incurred the following tax fine:

As part of a tax audit procedure for the IGV and IPM on imports for the 2011 fiscal year, SUNAT issued a Notice of Fines to Enel Generación Piura by means of which it imposed a penalty of PEN6,868,256 (ThUS$2,071), whose current default interest to date amounts to PEN4,844,855 (ThUS$1,461). It should be noted that the imposition of this penalty is being challenged in the judicial courts.

n)	Emgesa
•

There is no pending resolution that implies a possible fine by the Superintendency of Public Utilities, for violations of the legal system, specifically Law No. 142, Law No. 143 and the regulations issued by the Energy and Gas Regulation Commission. As of December 31, 2019, there was only one sanction procedure that was closed in 2013, which consisted of a warning (without monetary value), for matters like those mentioned in this paragraph.

•

The National Environmental Licensing Authority (ANLA) confirmed the fine imposed on Emgesa amounting to COP2,503,258,650 (US$762,083), for the alleged non-compliance with the Environmental License, in relation to the removal of wood and biomass resulting from the exploitation for forestry purposes of the reservoir basin of the El Quimbo Hydroelectric Project. A lawsuit for annulment and restoration of rights has been filed. The claim has already been admitted. On February 14, 2019, the Administrative Court of Cundinamarca denied the suspension of the administrative act, and the process is awaiting an initial hearing date.

•

The Regional Autonomous Corporation of Upper Magdalena  (CAM) ruled on the appeal filed against Resolution No. 2239 of July 29, 2016, in which a fine of COP758,864,000 (US$231,026) was imposed on Emgesa for violations of environmental regulations. The decision held that Emgesa’s activities were undertaken without a prior environmental permit as required by regulation (Opening of the road above the 720 level of the El Quimbo-PHEQ Hydroelectric Project). The fine was reduced to COP492,700,000 (US$149,996). A request for conciliation was filed to exhaust the procedural requirement and a lawsuit for annulment and restoration of rights has been filed.

The process is awaiting a decision from CAM.

-

On January 12, 2018, the company was notified of CAM Resolution Nos. 3567, 3568, and 3569 of December 4, 2017, which confirmed the penalties imposed by CAM in November 2016 pursuant to Resolution Nos. 3590, 3653, and 3816 of November 2016 for not having the discharge permits for the resettlements of the PHhEQ project, according to environmental regulations. The conciliations were presented as a procedural requirement, and the respective claims of nullity of restoration and of the right were presented. The conciliation request process was presented within four months before the expiration of the term, to which no response was obtained, and lawsuits were filed.

o)	Codensa
-

On July 26, 2017, the Superintendency of Public Utilities, in File No. 2016240350600015E, decided to impose a fine on Codensa S.A. ESP of COP 1,475,434,000 (US$449,176) for the breach of the ITAD continuity indicators established in CREG Resolution 097 of 2008, considering that the quality indicators were violated. The fine imposed was appealed for reconsideration before the Superintendency, and through Resolution No. 20182400096585 of July 18, 2018, the Superintendency confirmed the fine, thus making the fine final. The fine was paid  on October 10, 2018.

-

On October 3, 2017, the Superintendency of Public Utilities, in File No. 20152403600122E, decided to impose a fine of COP 1,490,188,340 (US$453,667) on Codensa S.A. ESP for failure to comply with its fatal accident reporting obligations to the Unique Information System (SUI) of the Superintendency and violations of the regulations on electrical safety established in the Technical Regulation of Electrical Installations (RETIE). The fine imposed was appealed for reconsideration before the Superintendency, and through Resolution No. 20182400104695 of August 15, 2018, the Superintendency confirmed the fine, thus making the fine final. The fine was paid on September 3, 2018.

-

On October 3, 2017, the Superintendency of Public Utilities, in File No. 2015240350600102E, decided to impose a fine of COP 981,163,610 (US$298,702) on Codensa S.A. ESP for violations of the infrastructure security regulations established in the Technical Regulations of Electrical Installations (RETIE). The sanction imposed was appealed for reconsideration before the Superintendency, and through Resolution No. 20182400105125 of August 16, 2018, the Superintendency confirmed the fine, thus making the fine final. The fine was paid on September 3, 2018.

-

On February 12, 2018, the Superintendency of Public Utilities, in File No. 2016240350600061E, decided to impose a fine of COP  15,624,840 (US$4,757) on Codensa S.A. E.S.P. for the company’s failure in the provision of service because the estimated regulatory offsets for 1 user of the service exceeded the distribution charge billed for the respective month. The fine imposed was appealed for reconsideration before the Superintendency and, through Resolution No. 20182400130455 of November 8, 2018, the Superintendency confirmed the fine, thus making the fine final. The fine was paid on January 22, 2019.

-

On February 28, 2018, the Superintendency of Public Utilities, in File No. 2015240350600113E, decided to impose a fine of COP  62,499,360 (US $ 19,027) on Codensa S.A. E.S.P. for the company’s failure in the provision of service because the estimated regulatory offsets for 10 users of the service exceeded the distribution charge billed for the respective month. The fine imposed was appealed for reconsideration before the Superintendency, and through Resolution No. 20192400004785 of March 5, 2019, the Superintendency confirmed the fine, thus making the fine final. The fine was paid on March 29, 2019.

-

On May 27, 2019, the Superintendency of Public Utilities, in File No. 2017240350600018E, decided to impose a fine of COP 39,749,568 (US$12,101) on Codensa S.A. E.S.P. for the company’s failure in the provision of the service because the estimated regulatory offsets for seven users of the service exceeded the distribution charge billed for the respective month. The fine imposed was appealed for reconsideration before the Superintendency and is pending a decision.

-	On July 26, 2019, the Superintendency of Public Utilities decided to impose a fine of COP 1,656,232,000 (US$504,217) on Codensa S.A. E.S.P.
-

for the company’s failure to timely report NT4 assets that were out of operation so that they could be excluded from remuneration. The fine imposed was appealed for reconsideration before the Superintendency and is pending a decision.

-

On June 30, 2017, Codensa was notified of a decision in which the Superintendency of Industry and Commerce (SIC) fined Codensa COP 241,309,250  (US$73,463) on the basis of a complaint filed by Mrs. Claudia Milena Muñoz Triviño. The decision held that Codensa violated the Colombian personal data protection regime by publishing personal information referring to the complainant (her residence address) on Twitter. On December 13, 2017, the SIC issued Resolution No. 6323 of October 4, 2017 by which it resolved the appeals for reconsideration filed against the initial decision, confirming the fine. On December 20, 2017, the fine was paid. A lawsuit for nullification and restoration of rights has been filed and is pending a decision.

p)	Cartagena Central Port Society (SPCC):
-

On July 12, SPCC was notified of the Resolution in which the Superintendence of Ports and Transport confirmed, upon reconsideration, a fine imposed on SPCC for not reporting the information referred to in Circular 88 of 2016, regarding the vehicle service capacity per day and the storage capacity of each port operation. The amount of the fine is  COP18,442,925 (US$5,609).  The appeal for reconsideration and appeal subsidy was filed, and in this appeal the fine was confirmed.

q)	Enel Américas S.A.
-

On June 30, 2019, the General Treasury of the Republic of Chile notified Enel Américas S.A. of an amount owed for a fine in the determination and payment of the Stamp Tax for 2016, which were not paid within the time period established by law. The fine has been paid, but the company considers them improper or excessive and is challenging its imposition and requesting a refund. The fine amounted to ThCh$326,870 (US$435,000).

In relation to the sanctions described above, the Group has established provisions for ThUS$33,792 as of December 31, 2019. Although there are other sanctions that also have associated provisions but are not described in this note because they individually represent immaterial amounts, management of the company considers that the provisions recorded are adequate to cover the risks resulting from sanctions, and therefore do not expect additional liabilities other than those already specified.

37  ENVIRONMENT

Environmental expenses for the years ended December 31, 2019, 2018 and 2017, are as follows:

				12-31-2019
										12-31-2018
Company					Disbursements		Disbursements	Expected date	Total	Total
incurring the			Project	Disbursements incurred	capitalized	Expenses	amount in the future	of disbursements	disbursements	disbursements in prior period
cost	Project Name	Description	Status	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Monitoring and hydrometeorological studies	In progress	522	—	522	—		522	—
EMGESA	Proyect Central Hidroelectrica El Quimbo	Other	In progress	208	—	208	—		208	—
		Law 99	In progress	—	—	—	4,588	12/31/2021	4,588	7,495
EDESUR	Contaminating material	Handling of polluting material	In progress	133	—	133	—		133	130
CODENSA	PCBs dismantling	With the 2008 Bill 1196 Colombia hosted the Stockholm Convention and that this fact was regulated with the resolution of the Ministry of the environment 222 in December 15, 2011, recognized the provision for dismantling of transformers contaminated with PCBs.	In progress	1,693	1,399	294	6,145	12/31/2027	7,838	380
	Nueva Esperanza environmental compensation	Compensations included in Resolution 1061 and Agreement 017 of 2013 of the Ministry of the Environment and the Autonomous Regional Corporation of Cundinamarca, respectively, where the substitution of the protective and productive forest reserve of the upper basin of the Bogotá River is approved, compromising the company to carry out a compensation and reforestation plan in the construction zone of the Nueva Esperanza, Gran sabana and Compartir sub-station.	In progress		189	15	105	12/31/2019	308	494
		Preventative activities	Completed	35	—	35	—	—	35	—
		Environmental studies	Completed	29	—	29	—	—	29	—
ENEL GENERACION PIURA S.A.		Waste management	Completed	76	—	76	—	—	76	—
		Environmental monitoring	Completed	42	—	42	—	—	42	—
		Landscaping and gardens	Completed	49	—	49	—	—	49	—
	Environmental monitoring	Environmental studies	Completed	24	—	24	—	—	24	63
CHINANGO	Waste management	Hazardous waste management	Completed	53	—	53	—	—	53	44
	Mitigation and restoration	Mitigation and restoration	Completed	19	—	19	—	—	19	68
	Preventative activities	Biodiversity protection of the environment	Completed	277	—	277	—	—	277	426
ENEL DISTRIBUCION PERÚ S.A.		Elimination of particles and other special waste	Completed	243	—	243	—	—	243	—
	Preventative activities	Biodiversity protection of the environment	Completed	78	—	78	—	—	78	301
	Environmental monitoring	Environmental studies	Completed	116	—	116	—	—	116	256
ENEL GENERACIÓN PERÚ	Waste management	Hazardous waste management	Completed	342	—	342	—	—	342	314
	Mitigation and restoration	Soil and water protection and recovery	Completed	29	—	29	—	—	29	37
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	Completed	86	—	86	—	—	86	180
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	Completed	90	—	90	—	—	90	220
		Total		4,144	1,588	2,760	10,838	—	15,185	10,408

				12-31-2018

Company					Disbursements		Disbursements	Expected date	Total
incurring the			Project	Disbursements incurred	capitalized	Expenses	amount in the future	of disbursements	disbursements
cost	Project Name	Description	Status	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
EMGESA	Project Central Hidroelectrica El Coquimbo	Environmental resource management HIDRA	In progress	—	—		7,495	12/31/2020	7,495
EDESUR	Contaminating material	Handling of polluting material	In progress	130	—	130	—		130
	Preventing activities	Biodiversity protection, sewage water treatment	In progress	301	—	301	—	12/31/2018	301
	Environmental studies	Environmental studies	In progress	256	—	256	—	12/31/2018	256
ENEL GENERACIÓN PERÚ	Waste management	Hazardous waste management	In progress	314	—	314	—	12/31/2018	314
	Mitigation and restoration	Soil and water protection and recovery	In progress	37	—	37	—	12/31/2018	37
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	In progress	180	—	180	—	12/31/2018	180
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	In progress	220	—	220	—	12/31/2018	220
	Preventing activities	Biodiversity protection of the environment	In progress	57	—	57	—	12/31/2018	57
	Environmental monitoring	Environmental studies	In progress	63	—	63	—	12/31/2018	63
	Waste management	Hazardous waste management	In progress	44	—	44	—	12/31/2018	44
CHINANGO	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	In progress	426	—	426	—	12/31/2018	426
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	In progress	11	—	11	—	12/31/2018	11
	PCBs dismantling	With the 2008 Bill 1196 Colombia hosted the Stockholm Convention and that this fact was regulated with the resolution of the Ministry of the environment 222 in December 15, 2011, recognized the provision for dismantling of transformers contaminated with PCBs.	In progress	373	113	260	7	12/31/2018	380
CODENSA	Nueva Esperanza environmental compensation	Compensations included in Resolution 1061 and Agreement 017 of 2013 of the Ministry of the Environment and the Autonomous Regional Corporation of Cundinamarca, respectively, where the substitution of the protective and productive forest reserve of the upper basin of the Bogotá River is approved, compromising the company to carry out a compensation and reforestation plan in the construction zone of the Nueva Esperanza, Gran sabana and Compartir sub-station.	In progress	494	481	12	1	12/31/2019	494
		Total		2,906	594	2,311	7,503	—	10,408

				12-31-2017

Company					Disbursements		Disbursements	Expected date	Total
incurring the			Project	Disbursements incurred	capitalized	Expense	amount in the future	of disbursements	disbursements
cost	Project Name	Description	Status	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
EMGESA	Environmental resource management HIDRA	Environmental resource management HIDRA	In progress	—	—	—	5,727	12/31/2019	5,727
EDESUR	Contaminating material	Investment project in the environment	In progress	5,773	5,773	—	—	—	5,773
		Handling of polluting material	In progress	110	—	110	—	—	110
	Preventing activities	Biodiversity protection, sewage water treatment	Completed	270	—	270	—	12/31/2017	270
	Environmental studies	Environmental studies	Completed	314	—	314	—	12/31/2017	314
ENEL GENERACIÓN PERÚ	Waste management	Hazardous waste management	Completed	317	—	317	—	12/31/2017	317
	Mitigation and restoration	Soil and water protection and recovery	Completed	41	—	41	—	12/31/2017	41
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	Completed	311	—	311	—	12/31/2017	311
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	Completed	196	—	196	—	12/31/2017	196
	Preventing activities	Biodiversity protection of the environment	In progress	27	—	27	—	—	27
	Environmental monitoring	Environmental studies	In progress	66	—	66	—	—	66
CHINANGO	Waste management	Hazardous waste management	In progress	73	—	73	—	—	73
	Mitigation and restoration	Soil and water protection and recovery	In progress	—	—	—	—	—	—
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	In progress	453	—	453	—	—	453
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	In progress	14	—	14	—	—	14
CODENSA	PCBs dismantling	With the 2008 Bill 1196 Colombia hosted the Stockholm Convention and that this fact was regulated with the resolution of the Ministry of the environment 222 in December 15, 2011, recognized the provision for dismantling of transformers contaminated with PCBs.	In progress	5,825	1,261	7,086	6,609	12/31/2027	784
	Nueva Esperanza environmental compensation	Compensations included in Resolution 1061 and Agreement 017 of 2013 of the Ministry of the Environment and the Autonomous Regional Corporation of Cundinamarca, respectively, where the substitution of the protective and productive forest reserve of the upper basin of the Bogotá River is approved, compromising the company to carry out a compensation and reforestation plan in the construction zone of the Nueva Esperanza, Gran sabana and Compartir sub-station.	In progress	132	625	757	302	12/31/2019	170
		Total		13,922	7,659	10,035	12,638		14,646

38.FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of December 31, 2019, 2018 and 2017, summarized financial information of our principal subsidiaries prepared under IFRS is as follows:

	12-31-2019
	Financial Statements	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income Before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Enel Argentina S.A.	Separate	43,219	87,644	130,863	2,152	—	128,711	130,863	—	—	—	(463)	(463)	8,963	39,714	(2,453)	37,261	(53,938)	(16,677)
Enel Generación Costanera S.A.	Separate	113,909	270,423	384,332	112,412	105,047	166,873	384,332	213,606	(68,969)	144,637	100,244	59,860	22,628	82,582	(24,642)	57,940	(41,288)	16,652
Enel Generación El Chocón S.A.	Separate	101,114	315,842	416,956	75,003	56,983	284,970	416,956	71,807	(5,957)	65,850	58,055	42,906	59,477	103,800	(21,770)	82,030	(70,096)	11,934
Empresa Distribuidora Sur S.A.	Separate	284,126	1,456,918	1,741,044	509,223	429,766	802,055	1,741,044	1,346,888	(773,693)	573,195	307,066	211,031	54,470	265,560	(76,548)	189,012	(237,185)	(48,173)
Enel Trading Argentina S.R.L	Separate	23,432	1,551	24,983	21,486	—	3,497	24,983	7,497	(950)	6,547	3,599	3,321	(92)	3,229	(1,295)	1,934	(600)	1,334
Dock Sud S.A.	Separate	105,726	256,881	362,607	52,678	52,732	257,197	362,607	146,958	(54,326)	92,632	81,806	50,775	12,036	63,132	(1,007)	62,125	(74,649)	(12,524)
Grupo Enel Argentina	Consolidated	326,191	927,948	1,254,139	185,096	151,167	917,876	1,254,139	285,277	(74,927)	210,350	157,774	102,242	112,784	299,022	(54,044)	244,978	(270,493)	(25,515)
Enel Brasil S.A.	Separate	371,174	5,186,673	5,557,847	145,721	376,140	5,035,986	5,557,847	977	(85)	892	(57,320)	(58,076)	(85,784)	88,858	15,025	103,883	(149,216)	(45,333)
Enel Generación Fortaleza S.A.	Separate	119,719	193,438	313,157	108,806	737	203,614	313,157	309,525	(183,394)	126,131	114,170	99,940	13,389	113,329	(36,130)	77,199	(5,465)	71,734
EGP Cachoeira Dourada S.A.	Separate	213,201	98,107	311,308	193,295	3,280	114,733	311,308	494,303	(394,776)	99,527	85,746	79,065	(100)	78,965	(25,671)	53,294	2,285	55,579
EGP Volta Grande	Separate	42,230	345,708	387,938	29,751	185,505	172,682	387,938	106,792	(42,895)	63,897	59,632	59,607	(13,583)	46,024	(15,173)	30,851	(844)	30,007
Enel Cien S.A.	Separate	113,996	151,707	265,703	13,358	16,240	236,105	265,703	70,295	(967)	69,328	61,376	49,598	19,722	69,320	(39,773)	29,547	(4,600)	24,947
Compañía de Transmisión del Mercosur S.A.	Separate	6,856	701	7,557	50,954	8,030	(51,427)	7,557	1,142	—	1,142	789	(530)	(10,469)	(10,999)	296	(10,703)	15,634	4,931
Transportadora de Energía S.A.	Separate	4,914	3,924	8,838	52,590	9,207	(52,959)	8,838	1,112	—	1,112	601	(923)	(10,288)	(11,212)	333	(10,879)	16,154	5,275
Enel Distribución Ceará S.A.	Separate	629,655	1,624,665	2,254,320	525,921	902,000	826,399	2,254,320	1,373,202	(991,979)	381,223	224,266	140,695	(18,246)	122,937	(19,875)	103,062	(26,723)	76,339
Enel Distribución Rio S.A.	Separate	722,394	1,962,608	2,685,002	910,507	830,069	944,426	2,685,002	1,514,836	(1,029,220)	485,616	299,779	163,829	(55,984)	109,105	(37,009)	72,096	(46,182)	25,914
Enel Distribución Goiás S.A.	Separate	665,187	2,355,246	3,020,433	795,562	903,997	1,320,874	3,020,433	1,544,899	(1,100,077)	444,822	220,030	22,568	(59,708)	(36,744)	11,462	(25,282)	(59,597)	(84,879)
Enel X Brasil S.A.	Separate	17,886	15,089	32,975	13,676	307	18,992	32,975	19,359	(6,434)	12,925	(1,373)	(4,677)	(311)	(4,988)	539	(4,449)	(679)	(5,128)
Enel Distribuicao Sao Paulo S.A.	Separate	1,701,300	6,062,310	7,763,610	1,474,482	4,310,495	1,978,633	7,763,610	3,720,782	(2,699,108)	1,021,674	638,496	378,591	(100,835)	277,756	460,335	738,091	(412,571)	325,520
Grupo Enel Brasil	Consolidated	4,211,380	13,471,236	17,682,616	3,919,122	7,528,800	6,234,694	17,682,616	8,611,146	(5,906,735)	2,704,411	1,645,516	928,952	(356,940)	574,154	314,359	888,513	(559,512)	329,001
Emgesa S.A. E.S.P.	Separate	251,413	2,524,074	2,775,487	387,804	943,882	1,443,801	2,775,487	1,246,989	(465,768)	781,221	710,320	637,221	(81,785)	555,672	(180,207)	375,465	7,209	382,674
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	363,838	1,842,861	2,206,699	545,689	704,527	956,483	2,206,699	1,665,318	(962,174)	703,144	556,513	431,004	(58,397)	372,680	(122,066)	250,614	(615)	249,999
Enel Perú, S.A.C.	Separate	37,589	1,403,189	1,440,778	41,359	10,868	1,388,551	1,440,778	11	—	11	(1,155)	(1,155)	(1,473)	127,289	(8)	127,281	27,105	154,386
Enel Generación Perú S.A.	Separate	361,697	974,784	1,336,481	172,150	259,367	904,964	1,336,481	478,155	(178,102)	300,053	243,359	191,690	(4,886)	200,977	(56,340)	144,637	18,483	163,120
Chinango S.A.C.	Separate	6,346	153,370	159,716	6,349	38,766	114,601	159,716	45,030	(5,081)	39,949	34,113	29,868	(723)	29,145	(8,685)	20,460	2,791	23,251
Enel Generación Piura S.A.	Separate	75,118	180,365	255,483	64,559	33,669	157,255	255,483	82,155	(27,861)	54,294	44,074	32,902	(317)	32,595	(9,275)	23,320	2,948	26,268
Enel Distribución Perú S.A.	Separate	153,382	1,305,567	1,458,949	272,268	467,924	718,757	1,458,949	950,350	(619,181)	331,169	257,473	196,436	(22,938)	184,153	(55,649)	128,504	13,065	141,569
Grupo Enel Perú	Consolidated	551,844	2,562,083	3,113,927	482,477	805,168	1,826,282	3,113,927	1,382,941	(676,173)	706,768	561,494	433,368	(30,553)	413,480	(125,187)	288,293	64,392	352,685

	12-31-2018
	Financial Statements	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income Before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Enel Argentina S.A.	Separate	6,657	139,508	146,165	776	—	145,389	146,165	—	—	—	(618)	(618)	2,812	3,657	(669)	2,988	(138,136)	(135,148)
Enel Generación Costanera S.A.	Separate	132,613	267,952	400,565	136,446	99,309	164,810	400,565	162,894	(15,271)	147,623	103,430	89,235	19,250	108,963	(17,345)	91,618	(43,235)	48,383
Enel Generación El Chocón S.A.	Separate	95,054	370,645	465,699	82,599	85,399	297,701	465,699	67,134	(4,675)	62,459	53,087	32,994	106,969	141,617	(51,466)	90,151	(130,515)	(40,364)
Empresa Distribuidora Sur S.A.	Separate	312,128	1,381,972	1,694,100	710,707	347,653	635,740	1,694,100	1,189,950	(729,223)	460,727	179,203	77,990	127,247	205,078	(101,101)	103,977	(347,881)	(243,904)
Enel Trading Argentina S.R.L	Separate	14,550	1,008	15,558	13,940	—	1,618	15,558	4,738	(305)	4,433	1,357	1,083	(2,456)	(1,370)	(408)	(1,778)	(571)	(2,349)
Grupo Dock Sud, S.A.	Consolidated	55,921	263,659	319,580	63,756	55,240	200,584	319,580	94,769	(20,986)	73,783	58,725	33,999	35,743	69,850	(29,790)	40,060	(104,651)	(64,591)
Grupo Enel Argentina	Consolidated	263,345	916,274	1,179,619	221,534	182,169	775,916	1,179,619	229,458	(19,945)	209,513	155,467	121,179	140,459	307,883	(72,221)	235,662	(355,051)	(119,389)
Enel Brasil S.A.	Separate	1,681,474	3,892,112	5,573,586	2,720,641	225,312	2,627,633	5,573,586	174	(96)	78	(46,334)	(46,374)	(119,900)	(106,575)	44,864	(61,711)	(441,136)	(502,847)
Enel Generación Fortaleza S.A.	Separate	140,483	189,912	330,395	123,850	60,960	145,585	330,395	211,536	(207,475)	4,061	(6,852)	(16,483)	(5,857)	(22,340)	7,309	(15,031)	(25,888)	(40,919)
EGP Cachoeira Dourada S.A.	Separate	301,315	103,975	405,290	244,418	3,075	157,797	405,290	540,344	(417,506)	122,838	109,049	102,351	7,959	110,311	(37,719)	72,592	(18,168)	54,424
Enel Green Power Proyectos I (Volta Grande)	Separate	94,170	355,666	449,836	274,015	—	175,821	449,836	81,939	(10,644)	71,295	68,654	68,653	(15,031)	53,622	(18,732)	34,890	(30,953)	3,937
Enel Cien S.A.	Separate	120,897	183,601	304,498	9,403	18,424	276,671	304,498	82,608	(1,626)	80,982	72,831	56,219	31,686	87,905	(29,729)	58,176	(40,853)	17,323
Compañía de Transmisión del Mercosur S.A.	Separate	9,097	2,196	11,293	50,940	2,493	(42,140)	11,293	1,193	—	1,193	716	(650)	(21,535)	(22,185)	44	(22,141)	13,101	(9,040)
Transportadora de Energía S.A.	Separate	6,912	5,755	12,667	50,780	5,431	(43,544)	12,667	1,140	—	1,140	591	(986)	(21,519)	(22,506)	(176)	(22,682)	13,664	(9,018)
Enel Distribución Ceará S.A.	Separate	538,216	1,209,995	1,748,211	517,761	440,495	789,955	1,748,211	1,410,602	(1,037,015)	373,587	213,754	140,035	(17,507)	122,528	(22,092)	100,436	(128,063)	(27,627)
Enel Distribución Rio S.A.	Separate	611,450	1,964,754	2,576,204	865,349	781,211	929,644	2,576,204	1,510,676	(1,026,864)	483,812	294,177	172,577	(96,634)	75,943	(27,646)	48,297	(152,089)	(103,792)
CELG Distribución S.A.	Separate	694,885	2,478,860	3,173,745	613,692	1,154,300	1,405,753	3,173,745	1,541,938	(1,106,151)	435,787	254,481	157,911	(51,253)	107,044	318,307	425,351	(199,597)	225,754
Enel X Brasil	Separate	14,153	9,180	23,333	5,512	42	17,779	23,333	17,882	(8,136)	9,746	(559)	(1,412)	(169)	(1,581)	394	(1,187)	(2,104)	(3,291)
Enel Distribución Sao Paulo S.A.	Separate	1,535,494	4,426,898	5,962,392	1,438,355	2,871,158	1,652,879	5,962,392	2,459,201	(1,914,222)	544,979	243,789	137,736	(98,509)	39,227	(17,209)	22,018	(202,092)	(180,074)
Grupo Enel Brasil	Consolidated	4,112,113	11,587,158	15,699,271	6,524,502	5,555,695	3,619,074	15,699,271	7,492,092	(5,366,693)	2,125,399	1,201,286	766,565	(435,467)	331,484	217,615	549,099	(689,804)	(140,705)
Emgesa S.A. E.S.P.	Separate	336,791	2,511,365	2,848,156	510,844	1,032,101	1,305,211	2,848,156	1,259,471	(478,264)	781,207	707,149	633,075	(101,981)	531,118	(185,554)	345,564	(117,250)	228,314
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	414,711	1,686,783	2,101,494	650,760	598,455	852,279	2,101,494	1,713,801	(1,032,452)	681,349	522,969	389,002	(57,795)	331,372	(125,242)	206,130	(81,177)	124,953
Enel Perú, S.A.C.	Separate	36,807	1,376,103	1,412,910	69,295	10,460	1,333,155	1,412,910	—	—	—	337	337	(4,852)	185,519	—	185,519	(56,062)	129,457
Enel Generación Perú S.A.	Separate	333,468	914,287	1,247,755	169,579	234,383	843,793	1,247,755	480,540	(163,879)	316,661	257,625	209,490	13,325	263,975	(69,105)	194,870	(35,507)	159,363
Chinango S.A.C.	Separate	5,798	137,059	142,857	7,946	25,562	109,349	142,857	44,180	(5,215)	38,965	33,910	29,643	(255)	29,388	(8,562)	20,826	(4,445)	16,381
Enel Generación Piura S.A.	Separate	85,080	175,196	260,276	51,046	68,377	140,853	260,276	78,012	(25,883)	52,129	42,112	30,028	(4,368)	25,685	(8,003)	17,682	(6,155)	11,527
Enel Distribución Perú S.A.	Separate	112,287	1,210,429	1,322,716	268,883	431,856	621,977	1,322,716	912,950	(610,701)	302,249	232,137	175,848	(22,150)	153,693	(49,024)	104,669	(25,666)	79,003
Grupo Enel Perú	Consolidated	488,824	2,401,685	2,890,509	490,068	770,021	1,630,420	2,890,509	1,505,635	(798,330)	707,305	564,020	443,246	(18,583)	451,681	(134,059)	317,622	(127,835)	189,787

	12-31-2017
	Financial Statements	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income Before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Enel Argentina S.A.	Separate	5,657	275,369	281,026	490	—	280,536	281,026	—	—	—	(651)	252,340	1,135	256,836	(185)	256,651	(45,736)	210,915
Enel Generación Costanera S.A.	Separate	119,110	204,611	323,721	137,870	142,832	43,019	323,721	152,399	(8,612)	143,787	76,145	40,137	(27,529)	13,009	6,625	19,634	(8,824)	10,810
Enel Generación El Chocón S.A.	Separate	81,241	297,979	379,220	68,075	84,620	226,525	379,220	58,459	(6,837)	51,622	38,115	34,920	54,815	91,041	2,392	93,433	(39,053)	54,380
Empresa Distribuidora Sur S.A.	Separate	396,740	830,423	1,227,163	919,538	298,111	9,514	1,227,163	1,276,849	(740,418)	536,431	157,730	150,952	(176,791)	(25,712)	36,981	11,269	(4,442)	6,827
Enel Trading Argentina S.R.L	Separate	23,397	188	23,585	22,479	—	1,106	23,585	4,271	(583)	3,688	(457)	(543)	416	(127)	(307)	(434)	(242)	(676)
Grupo Dock Sud, S.A.	Consolidated	63,803	147,504	211,307	50,858	33,693	126,756	211,307	88,071	(12,070)	76,001	55,486	39,097	24,711	63,907	(17,212)	46,695	(23,122)	23,573
Grupo Enel Argentina	Consolidated	228,046	506,432	734,478	206,678	225,111	302,689	734,478	209,346	(15,449)	193,897	113,259	74,056	31,581	112,122	7,771	119,893	(57,436)	62,457
Enel Brasil S.A.	Separate	386,459	3,395,350	3,781,809	201,292	392,169	3,188,348	3,781,809	—	(256)	(256)	(44,430)	(44,561)	18,874	182,137	(894)	181,243	(97,449)	83,794
Enel Generación Fortaleza S.A.	Separate	114,507	204,939	319,446	71,632	61,310	186,504	319,446	261,358	(146,668)	114,690	103,174	88,737	(804)	87,933	(29,488)	58,445	(8,669)	49,776
EGP Cachoeira Dourada S.A.	Separate	231,833	129,520	361,353	221,039	1,443	138,871	361,353	503,093	(372,087)	131,006	115,811	107,414	520	107,935	(37,023)	70,912	(9,035)	61,877
Enel Green Power Proyectos I (Volta Grande)	Separate	27,586	416,760	444,346	5,170	261,883	177,293	444,346	8,546	(759)	7,787	7,473	7,473	(753)	6,720	(1,027)	5,693	(5,667)	26
Enel Cien S.A.	Separate	65,440	273,718	339,158	12,165	60,455	266,538	339,158	88,727	(2,654)	86,073	75,234	58,479	9,371	67,850	(23,180)	44,670	(6,945)	37,725
Compañía de Transmisión del Mercosur S.A.	Separate	15,560	789	16,349	19,603	26,531	(29,785)	16,349	1,465	—	1,465	881	753	(12,405)	(11,651)	—	(11,651)	5,543	(6,108)
Transportadora de Energía S.A.	Separate	12,373	1,466	13,839	20,856	27,122	(34,139)	13,839	1,378	—	1,378	513	348	(12,955)	(12,606)	(50)	(12,656)	6,385	(6,271)
Enel Distribución Ceará S.A.	Separate	568,437	1,209,306	1,777,743	546,763	388,085	842,895	1,777,743	1,453,275	(1,022,360)	430,915	262,901	191,446	(24,074)	167,693	(30,373)	137,320	(22,054)	115,266
Enel Distribución Rio S.A.	Separate	723,616	2,145,932	2,869,548	831,455	1,006,034	1,032,059	2,869,548	1,661,756	(1,206,285)	455,471	241,314	109,275	(153,947)	(44,041)	13,330	(30,711)	(28,186)	(58,897)
CELG Distribución S.A.	Separate	666,468	2,365,423	3,031,891	664,476	1,305,858	1,061,557	3,031,891	1,536,277	(1,133,252)	403,025	144,544	41,504	(72,334)	(30,826)	40,895	10,069	(16,279)	(6,210)
Enel Soluciones S.A.	Separate	10,809	6,425	17,234	4,924	634	11,676	17,234	18,399	(9,826)	8,573	798	183	(910)	(726)	1,095	369	(471)	(102)
Grupo Enel Brasil	Consolidated	2,505,682	6,810,297	9,315,979	2,157,412	3,398,528	3,760,039	9,315,979	5,174,413	(3,540,939)	1,633,474	908,152	560,994	(250,488)	311,459	(66,715)	244,744	(76,845)	167,899
Emgesa S.A. E.S.P.	Separate	327,288	2,696,892	3,024,180	399,751	1,335,485	1,288,944	3,024,180	1,159,789	(396,303)	763,486	682,009	610,958	(119,198)	492,089	(191,743)	300,346	(1,000)	299,346
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	402,852	1,668,741	2,071,593	547,780	636,505	887,308	2,071,593	1,542,994	(872,528)	670,466	520,930	411,666	(55,757)	356,055	(144,932)	211,123	1,953	213,076
Enel Perú, S.A.C.	Separate	11,481	1,448,680	1,460,161	76,002	10,912	1,373,247	1,460,161	—	—	—	(2,269)	(2,271)	(123)	29,500	—	29,500	7,964	37,464
Enel Generación Perú S.A.	Separate	330,595	980,250	1,310,845	175,026	249,370	886,449	1,310,845	595,379	(299,959)	295,420	240,666	174,623	(7,835)	189,052	(52,740)	136,312	28,646	164,958
Chinango S.A.C.	Separate	7,621	144,813	152,434	16,351	25,269	110,814	152,434	52,094	(14,169)	37,925	31,518	27,203	(448)	26,755	(7,705)	19,050	3,775	22,825
Enel Generación Piura S.A.	Separate	80,426	189,558	269,984	53,974	86,622	129,388	269,984	87,519	(37,928)	49,591	39,492	26,869	(1,293)	25,581	(8,075)	17,506	4,618	22,124
Enel Distribución Perú S.A.	Separate	169,384	1,156,086	1,325,470	299,001	440,185	586,284	1,325,470	884,291	(583,785)	300,506	230,065	174,257	(24,278)	151,284	(46,154)	105,130	13,416	118,546
Inversiones Distrilima S.A.	Separate	—	—	—	—	—	—	—	—	—	—	(1)	(1)	484	15,986	(160)	15,826	2,501	18,327
Generandes Perú S.A.	Separate	—	—	—	—	—	—	—	—	—	—	(12)	(12)	15	12,955	4	12,959	9,705	22,664
Grupo Eléctrica Cabo Blanco, S.A.C.	Consolidated	—	—	—	—	—	—	—	29,653	(12,030)	17,623	14,433	11,699	1,127	11,167	(2,840)	8,327	4,832	13,159
Grupo Enel Perú	Consolidated	458,175	2,477,110	2,935,285	487,028	812,357	1,635,900	2,935,285	949,802	(487,661)	462,141	363,132	265,430	(23,071)	249,116	(76,548)	172,568	(21,614)	150,954
Grupo Distrilima	Consolidated	—	—	—	—	—	—	—	303,228	(204,910)	98,318	76,389	58,184	(7,357)	51,465	(15,874)	35,591	17,636	53,227
Grupo Generandes Perú	Consolidated	—	—	—	—	—	—	—	197,769	(93,827)	103,942	84,435	64,530	(4,006)	62,197	(18,304)	43,893	31,813	75,706

39.SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization (WHO) declared the outbreak of a novel coronavirus 2019, or COVID-19, “Public Health Emergency of International Concern.” On March 11, 2020, the WHO confirmed that the outbreak of the COVID-19 has risen to the level of a pandemic, which could significantly affect all the countries in which we operate as well as our trading partners inside and outside of those countries.

To deal with this international public health emergency of COVID-19, governments in all the countries in which we operate have adopted various containment measures, essentially aimed at restricting the free movement of people, which include quarantines, social isolation and the temporary closure of companies and businesses, among other measures. Governments have also taken measures to preserve access to essential services during this health emergency, such as water and electricity, especially targeting lower-income residential customers, small and medium-sized businesses, and institutions providing other essential services, such as health facilities. These measures basically refer to the temporary suspension of the power cut due to non-payment and deferral of the payment of electricity bills for a specified number of months, without interest or penalties charged to the customers.

In this sense, the Group has issued guidelines aimed at ensuring compliance with the measures introduced by the governments of the countries in which we operate and taken numerous steps to adopt the most suitable procedures to prevent and/or mitigate the effects of contagion by COVID-19 in the workplace, while ensuring business continuity. This has been possible due to:

•the use of telecommuting for all employees whose jobs can be done remotely, an approach introduced some years ago that required investments in digitalization, allows our people to work remotely at the same level of efficiency and effectiveness;

•the digitization of processes and infrastructure, that ensure the normal operation of our generation assets, the continuity of electricity service and the remote management of all activities relating to the market and our relationship with customers.

Based on the information currently available, in a scenario of continuous evolution, regarding the spread of infections and the containment measures taken by governments, it is not possible at this time to quantify the effects that the COVID-19 pandemic could have in our business. However, because our Group has an integrated business model throughout the value chain, a solid financial structure, and a level of digitization that allows us to guarantee the continuity of operational activities with the same level of service, as of the date of presentation of this report, there is no evidence of a significant impact of COVID-19 on the Group.

There have been no other subsequent events between January 1, 2020 and the issuance date of these financial statements..

APPENDIX 1 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

This appendix forms an integral part of these consolidated financial statements.

The detail of assets and liabilities denominated in foreign currency is as follows:

	12-31-2019

ASSETS	Chilean Peso	Dollar	Euro	Colombian Peso	Peruvian Sol	Argentine Peso	Brazilian Real	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS
Cash and cash equivalents	142,878	672,694	83	185,423	188,655	49,846	699,418	1,938,997
Other current financial assets	114	1,522	-	3,512	232	-	115,003	120,383
Other current non-financial assets	3,811	14,021	-	12,941	44,845	33,746	376,798	486,162
Trade and other current receivables	839	20,699	-	260,132	145,388	385,814	2,691,585	3,504,457
Current accounts receivable from related parties	2,552	1,209	3,418	678	3,883	237	4,392	16,369
Inventories	-	3,095	515	83,152	45,527	27,480	236,470	396,239
Current tax assets	9,146	-	-	120	4,752	18,115	75,188	107,321
Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners	-	-	-	11,326	-	-	-	11,326
TOTAL CURRENT ASSETS	159,337	713,240	4,016	557,285	433,282	515,240	4,198,854	6,581,254

NON-CURRENT ASSETS
Other non-current financial assets	-	3,139	-	171	-	70	3,046,431	3,049,811
Other non-current non-financial assets	3,125	-	-	21,844	16,760	3,354	2,690,807	2,735,890
Trade and other non-current receivables	126	79,475	-	42,546	-	229,256	236,554	587,957
Non-current accounts receivable from related parties	-	-	-	-	-	68	779	847
Investments accounted for using the equity method	-	-	-	-	-	1,978	-	1,978
Intangible assets other than goodwill	-	-	-	125,795	65,292	30,519	5,306,273	5,527,879
Goodwill	-	524,511	-	5,835	-	4,665	638,032	1,173,043
Property, plant and equipment	19	241	-	4,174,263	2,479,814	1,888,319	476,581	9,019,237
Investment property	-	-	-	-	-	-	10,254	10,254
Deferred tax assets	1,469	-	-	-	3	25,890	1,060,872	1,088,234
TOTAL NON CURRENT ASSETS	4,739	607,366	-	4,370,454	2,561,869	2,184,119	13,466,583	23,195,130
TOTAL ASSETS	164,076	1,320,606	4,016	4,927,739	2,995,151	2,699,359	17,665,437	29,776,384

	12-31-2018

ASSETS	Chilean Peso	Dollar	Euro	Colombian Peso	Peruvian Sol	Argentine Peso	Brazilian Real	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS
Cash and cash equivalents	151,714	513,667	2,436	372,361	129,263	101,209	633,635	1,904,285
Other current financial assets	102	46,395	-	24,434	-	-	139,462	210,393
Other current non-financial assets	5,544	5,198	-	8,850	46,391	21,088	220,661	307,732
Trade and other current receivables	956	32,184	-	217,987	116,631	381,858	2,801,406	3,551,022
Current accounts receivable from related parties	2,111	1,510	2,052	1,203	2,220	476	4,765	14,337
Inventories	-	5,235	208	57,118	43,532	24,191	209,114	339,398
Current tax assets	215	-	-	4	2,282	160	48,333	50,994
Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners	-	-	-	5,825	-	-	-	5,825
TOTAL CURRENT ASSETS	160,644	604,190	4,696	687,781	340,319	528,980	4,057,376	6,383,986

NON-CURRENT ASSETS
Other non-current financial assets	-	34,133	-	598	-	14	2,761,730	2,796,475
Other non-current non-financial assets	3,414	2,165	-	8,753	-	927	1,125,449	1,140,708
Trade and other non-current receivables	58	242,409	-	40,003	-	166,877	457,161	906,508
Non-current accounts receivable from related parties	-	-	-	-	-	108	1,544	1,652
Investments accounted for using the equity method	-	-	-	-	-	2,596	-	2,596
Intangible assets other than goodwill	-	-	-	95,095	56,200	22,170	5,653,824	5,827,289
Goodwill	-	-	-	19,245	197,010	26,255	963,060	1,205,570
Property, plant and equipment	-	43	-	4,050,353	2,345,485	1,854,742	436,204	8,686,827
Investment property	-	-	-	-	-	-	11,708	11,708
Deferred tax assets	-	-	-	1	-	10	433,026	433,037
TOTAL NON CURRENT ASSETS	3,472	278,750	-	4,214,048	2,598,695	2,073,699	11,843,706	21,012,370
TOTAL ASSETS	164,116	882,940	4,696	4,901,829	2,939,014	2,602,679	15,901,082	27,396,356

	12-31-2019
LIABILITIES	UF	Chilean Peso	Dollar	Euro	Colombian Peso	Peruvian Sol	Argentine Peso	Brazilian Real	Other Currency	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES
Other current financial liabilities	6,238	1	628,068	5	175,529	61,034	91	619,085	-	1,490,051
Trade and other current payables	-	62,073	205,848	13,770	433,753	217,115	418,518	2,568,851	117	3,920,045
Current accounts payable to related parties	-	6,273	211,872	257,476	1,832	1,967	247	14,844	-	494,511
Other current provisions	-	561	45,458	-	38,297	11,934	44,825	144,973	4	286,052
Current tax liabilities	-	-	-	-	108,167	13,739	92,080	6,741	-	220,727
Other current non-financial liabilities	-	189	4,445	-	27,521	24,218	40,633	223,731	18	320,755
Liabilities associated with disposal groups held for sale or for distribution to owners	-	-	-	-	3,791	-	-	-	-	3,791
TOTAL CURRENT LIABILITIES	6,238	69,097	1,095,691	271,251	788,890	330,007	596,394	3,578,225	139	6,735,932

NON-CURRENT LIABILITIES
Other non-current financial liabilities	9,774	-	1,125,279	-	1,410,597	425,695	7	1,919,106	-	4,890,458
Trade and other non-current payables	-	-	7	-	997	10,868	152,240	2,171,885	-	2,335,997
Other long-term provisions	-	-	-	-	49,659	54,775	23,710	848,183	-	976,327
Deferred tax liabilities	-	-	-	-	51,332	254,591	311,503	26,428	-	643,854
Non-current provisions for employee benefits	-	2,979	-	-	129,507	6,245	14,178	1,683,453	-	1,836,362
Other non-current non-financial liabilities	-	-	3,563	-	6,318	24,676	54,162	22,549	-	111,268
TOTAL NON-CURRENT LIABILITIES	9,774	2,979	1,128,849	-	1,648,410	776,850	555,800	6,671,604	-	10,794,266
TOTAL LIABILITIES	16,012	72,076	2,224,540	271,251	2,437,300	1,106,857	1,152,194	10,249,829	139	17,530,198

	12-31-2018
LIABILITIES	UF	Chilean Peso	Dollar	Euro	Colombian Peso	Peruvian Sol	Argentine Peso	Brazilian Real	Other Currency	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES
Other current financial liabilities	6,197	-	793,049	-	390,172	101,905	-	356,776	-	1,648,099
Trade and other current payables	-	43,723	48,868	147,351	535,180	200,223	679,273	2,461,629	-	4,116,247
Current accounts payable to related parties	-	9,120	1,122	316,215	1,176	985	3,208	2,664,842	-	2,996,668
Other current provisions	-	1,164	-	25,516	10,325	59,323	131,594	194,941	-	422,863
Current tax liabilities	-	-	-	52,340	21,562	13,435	89,622	15,965	-	192,924
Other current non-financial liabilities	-	192	3,091	-	23,864	28,907	23,704	190,362	-	270,120
Liabilities associated with disposal groups held for sale or for distribution to owners	-	3,835	-	-	-	-	-	-	-	3,835
TOTAL CURRENT LIABILITIES	6,197	58,034	846,130	541,422	982,279	404,778	927,401	5,884,515	-	9,650,756

NON-CURRENT LIABILITIES
Other non-current financial liabilities	16,601	-	1,167,679	-	1,428,552	393,142	-	1,615,894	-	4,621,868
Trade and other non-current payables	-	-	4,606	-	-	10,460	190,779	727,211	-	933,056
Other long-term provisions	-	-	-	-	40,340	20,615	23,145	1,279,876	-	1,363,976
Deferred tax liabilities	-	8,374	-	-	32,623	249,629	244,256	11,188	-	546,070
Non-current provisions for employee benefits	-	2,613	-	-	123,152	5,130	14,599	1,198,013	-	1,343,507
Other non-current non-financial liabilities	-	-	4,149	-	5,892	25,518	64,993	4,671	-	105,223
TOTAL NON-CURRENT LIABILITIES	16,601	10,987	1,176,434	-	1,630,559	704,494	537,772	4,836,853	-	8,913,700
TOTAL LIABILITIES	22,798	69,021	2,022,564	541,422	2,612,838	1,109,272	1,465,173	10,721,368	-	18,564,456

APPENDIX 2 ADDITIONAL INFORMATION OFFICIAL BULLETIN No. 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of these consolidated financial statements.

a) Portfolio stratification

•	Trade and other receivables by time in arrears:

	12-31-2019
Trade and other current	Up-to-date portfolio	1 - 90 days in arrears	91 - 180 days in arrears	More than 181 days in arrears	Total Current	Total Non- Current
receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, gross	1,634,722	569,852	121,125	893,346	3,219,045	122,428
Impairment provision	(6,115)	(18,035)	(25,674)	(592,763)	(642,587)	(22,552)
Other receivables, gross	1,024,368	—	—	—	1,024,368	494,790
Impairment provision	(96,369)	—	—	—	(96,369)	(6,709)

Total	2,556,606	551,817	95,451	300,583	3,504,457	587,957

	12-31-2018
Trade and other current	Up-to-date portfolio	1 - 90 days in arrears	91 - 180 days in arrears	More than 181 days in arrears	Total Current	Total Non- Current
receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, gross	1,557,837	490,061	173,268	796,303	3,017,469	171,513
Impairment provision	(41,013)	(37,505)	(39,952)	(634,130)	(752,600)	—
Other receivables, gross	1,332,904	—	—	—	1,332,904	735,509
Impairment provision	(46,751)	—	—	—	(46,751)	(514)

Total	2,802,977	452,556	133,316	162,173	3,551,022	906,508

•	By type of portfolio:

	12-31-2019						12-31-2018
	Non-renegotiated portfolio		Renegotiated portfolio		Total Gross Portfolio		Non-renegotiated portfolio		Renegotiated portfolio		Total Gross Portfolio
	Number of	Gross amount	Number of	Gross amount	Number of	Gross Amount	Number of	Gross amount	Number of	Gross amount	Number of	Gross Amount
Time in Arrears	customers	ThUS$	customers	ThUS$	customers	ThUS$	customers	ThUS$	customers	ThUS$	customers	ThUS$

Up-to-date	10,442,984	1,570,017	2,243,270	187,133	12,686,254	1,757,150	9,918,200	1,580,102	6,650,858	149,248	16,569,058	1,729,350
1 to 30 days	10,554,688	367,028	274,004	19,590	10,828,692	386,618	8,803,920	302,656	257,244	19,796	9,061,164	322,452
31 to 60 days	2,891,196	113,544	168,392	11,307	3,059,588	124,851	2,917,248	100,061	148,625	11,193	3,065,873	111,254
61 to 90 days	1,646,411	47,895	145,445	10,488	1,791,856	58,383	1,802,108	48,054	105,881	8,301	1,907,989	56,355
91 to 120 days	1,298,837	36,572	147,648	10,110	1,446,485	46,682	1,460,121	50,898	95,138	7,475	1,555,259	58,373
121 to 150 days	1,071,803	29,595	126,358	8,851	1,198,161	38,446	1,304,234	62,862	79,043	6,173	1,383,277	69,035
151 to 180 days	1,178,308	28,208	116,975	7,789	1,295,283	35,997	1,111,148	40,651	72,756	5,209	1,183,904	45,860
181 to 210 days	844,830	53,458	109,466	7,522	954,296	60,980	683,370	37,456	70,761	4,883	754,131	42,339
211 to 250 days	586,763	38,692	115,965	7,463	702,728	46,155	482,245	26,603	58,518	4,447	540,763	31,050
More than 251 days	12,673,241	702,719	1,560,492	83,492	14,233,733	786,211	6,830,315	667,658	852,817	55,256	7,683,132	722,914

Total	43,189,061	2,987,728	5,008,015	353,745	48,197,076	3,341,473	35,312,909	2,917,001	8,391,641	271,981	43,704,550	3,188,982

b) Portfolio in default and in legal collection process

	Balance as of		Balance as of
	12-31-2019		12-31-2018
	Number of	Amount	Number of	Amount
Portfolio in Default and in Legal Collection Process	customers	ThUS$	customers	ThUS$

Notes receivable in default	907,062	111,016	588,962	75,562
Notes receivable in legal collection process (*)	9,399	44,329	9,838	44,981

Total	916,461	155,345	598,800	120,543

(*)Legal collections are included in the portfolio in arrears.

c) Provisions and write-offs

	Balance as of
	12-31-2019	12-31-2018
Provisions and write-offs	ThUS$	ThUS$

Provision for non-renegotiated portfolio	107,628	214,062
Provision for renegotiated portfolio	52,617	28,119
Recoveries	(995)	(127,510)

Total	159,250	114,671

d) Number and amount of operations

	Balance as of
	12-31-2019		12-31-2018
	Total detail by	Total detail by	Total detail by	Total detail by
	type of transaction Last Quarter	type of operation Year-to- date	type of operation Last Quarter	type of operation Year-to- date
Number and Amount of Transactions	ThUS$	ThUS$	ThUS$	ThUS$

Impairment provision and recoveries:
Number of transactions	1,261,020	3,887,467	2,083,622	5,122,894
Amount of the transactions	60,327	159,250	85,139	114,671

APPENDIX 2.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of these consolidated financial statements.

a)Portfolio stratification

•	Trade receivables by time in arrears:

	12-31-2019
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Trade receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, Generation and Transmission	343,351	17,089	8,196	184	856	32	47	89	629	6,354	44,283	421,110	90
- Large Clients	88,188	16,659	7,975	30	42	28	42	—	2	2,973	5	115,944	9
- Institutional Clients	138,566	—	—	—	—	—	—	—	—	—	—	138,566	—
- Other	116,597	430	221	154	814	4	5	89	627	3,381	44,278	166,600	81
Impairment provision	5,124	(16)	(178)	(30)	(42)	(28)	(39)	—	(2)	(2,973)	(11,586)	(9,770)	—

Unbilled services	212,248	—	—	—	—	—	—	—	—	—	—	212,248	—
Billed services	131,103	17,089	8,196	184	856	32	47	89	629	6,354	44,283	208,862	89

Trade receivables, Distribution	1,291,371	369,529	116,655	58,199	45,826	38,414	35,950	60,891	45,526	97,339	638,235	2,797,935	122,338
- Mass-market Clients	721,018	258,671	87,270	39,214	31,694	25,209	25,146	47,492	31,098	63,599	451,530	1,781,941	34,580
- Large Clients	415,100	76,194	16,643	8,992	7,701	5,947	4,194	7,462	5,329	18,712	118,248	684,522	15,956
- Institutional Clients	155,253	34,664	12,742	9,993	6,431	7,258	6,610	5,937	9,099	15,028	68,457	331,472	71,802
Impairment provision	(11,239)	(3,769)	(7,136)	(6,906)	(7,310)	(8,266)	(9,989)	(40,989)	(25,358)	(54,280)	(457,575)	(632,817)	(22,552)

Unbilled services	554,064	—	—	—	—	—	—	—	—	—	—	554,064	—
Billed services	737,307	369,529	116,655	58,199	45,826	38,414	35,950	60,891	45,526	97,339	638,235	2,243,871	122,338

Total trade receivables, gross	1,634,722	386,618	124,851	58,383	46,682	38,446	35,997	60,980	46,155	103,693	682,518	3,219,045	122,428
Total impairment provision	(6,115)	(3,785)	(7,314)	(6,936)	(7,352)	(8,294)	(10,028)	(40,989)	(25,360)	(57,253)	(469,161)	(642,587)	(22,552)
Total trade receivables, net	1,628,607	382,833	117,537	51,447	39,330	30,152	25,969	19,991	20,795	46,440	213,357	2,576,458	99,876

Since not all of our commercial databases in our Group’s different subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the subsidiaries to monitor and follow up on trade receivables is the following:

"	Mass-market clients
"	Large clients
"	Institutional clients

	12-31-2018
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Trade receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, Generation and Transmission	301,319	24,816	10,407	3,145	9,996	33,373	11,385	3,559	2,096	25,624	133,193	558,913	57,636
- Large Clients	70,039	24,111	8,111	177	398	44	73	393	929	3,023	—	107,298	—
- Institutional Clients	149,070	—	—	—	—	—	—	—	—	—	—	149,070	57,610
- Other	82,210	705	2,296	2,968	9,598	33,329	11,312	3,166	1,167	22,601	133,193	302,545	26
Impairment provision	(8,511)	—	—	—	—	—	—	(450)	(1)	(3,137)	(63,741)	(75,840)	—

Unbilled services	192,963	—	—	—	—	—	—	—	—	—	—	192,963	—
Billed services	108,356	24,816	10,407	3,145	9,996	33,373	11,385	3,559	2,096	25,624	133,193	365,950	57,636

Trade receivables, Distribution	1,256,518	297,636	100,847	53,210	48,377	35,662	34,475	38,780	28,954	97,831	466,266	2,458,556	113,877
- Mass-market Clients	814,204	199,935	70,102	35,646	30,400	26,350	25,444	29,435	12,870	49,043	312,576	1,606,005	29,211
- Large Clients	303,775	66,027	16,102	8,287	5,207	4,561	3,371	4,261	2,836	10,309	97,111	521,847	13,678
- Institutional Clients	138,539	31,674	14,643	9,277	12,770	4,751	5,660	5,084	13,248	38,479	56,579	330,704	70,988
Impairment provision	(32,502)	(12,850)	(13,486)	(11,169)	(13,552)	(12,538)	(13,862)	(31,088)	(21,767)	(71,428)	(442,518)	(676,760)	—

Unbilled services	613,168	—	—	—	—	—	—	—	—	—	—	613,168	—
Billed services	643,350	297,636	100,847	53,210	48,377	35,662	34,475	38,780	28,954	97,831	466,266	1,845,388	113,877

Total trade receivables, gross	1,557,837	322,452	111,254	56,355	58,373	69,035	45,860	42,339	31,050	123,455	599,459	3,017,469	171,513
Total impairment provision	(41,013)	(12,850)	(13,486)	(11,169)	(13,552)	(12,538)	(13,862)	(31,538)	(21,768)	(74,565)	(506,259)	(752,600)	—
Total trade receivables, net	1,516,824	309,602	97,768	45,186	44,821	56,497	31,998	10,801	9,282	48,890	93,200	2,264,869	171,513

•	By type of portfolio:

	12-31-2019
	Up-to-date portfolio	1 -30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Type of Portfolio	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	291,263	17,089	8,196	184	856	32	47	89	629	50,592	—	368,977	82
- Large Clients	88,188	16,659	7,975	30	42	28	41	—	2	2,978	—	115,943	—
- Institutional Clients	96,283	—	—	—	—	—	—	—	—	—	—	96,283	—
- Other	106,792	430	221	154	814	4	6	89	627	47,614	—	156,751	82
Renegotiated portfolio	52,088	—	—	—	—	—	—	—	—	45	—	52,133	8
- Large Clients	—	—	—	—	—	—	—	—	—	—	—	—	8
- Institutional Clients	42,283	—	—	—	—	—	—	—	—	—	—	42,283	—
- Other	9,805	—	—	—	—	—	—	—	—	45	—	9,850	—
DISTRIBUTION
Non-renegotiated portfolio	1,216,141	349,939	105,348	47,711	35,716	29,563	28,161	53,369	38,063	652,127	—	2,556,138	62,531
- Mass-market Clients	676,406	244,837	78,862	32,485	25,178	19,480	19,818	42,643	26,041	460,446	—	1,626,196	9,309
- Large Clients	402,342	73,848	15,150	7,146	5,982	4,874	3,200	6,532	4,586	124,871	—	648,531	8,111
- Institutional Clients	137,393	31,254	11,336	8,080	4,556	5,209	5,143	4,194	7,436	66,810	—	281,411	45,111
Renegotiated portfolio	75,230	19,590	11,307	10,488	10,110	8,851	7,789	7,522	7,463	83,447	—	241,797	59,807
- Mass-market Clients	44,612	13,834	8,409	6,730	6,516	5,730	5,328	4,849	5,055	54,682	—	155,745	25,271
- Large Clients	12,758	2,346	1,492	1,845	1,719	1,072	994	930	744	12,089	—	35,989	7,845
- Institutional Clients	17,860	3,410	1,406	1,913	1,875	2,049	1,467	1,743	1,664	16,676	—	50,063	26,691

Total gross portfolio	1,634,722	386,618	124,851	58,383	46,682	38,446	35,997	60,980	46,155	786,211	—	3,219,045	122,428

	12-31-2018
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Type of Portfolio	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	301,320	24,816	10,407	3,145	9,996	33,373	11,385	3,559	2,096	158,817	—	558,913	57,636
- Large Clients	70,039	24,111	8,111	178	397	44	73	393	929	3,023		107,298	—
- Institutional Clients	149,072											149,072	57,610
- Other	82,208	705	2,296	2,967	9,599	33,329	11,312	3,166	1,167	155,794		302,543	26
Renegotiated portfolio	—	—	—	—	—	—	—	—	—	—	—	—	—
- Large Clients												—	—
- Institutional Clients												—	—
- Other												—	—
DISTRIBUTION
Non-renegotiated portfolio	1,181,219	277,840	89,654	44,909	40,902	29,489	29,266	33,897	24,507	508,841	—	2,260,524	39,928
- Mass-market Clients	762,509	185,042	61,919	29,969	25,283	22,141	21,982	26,152	10,117	331,232		1,476,346	13,080
- Large Clients	291,925	63,756	15,124	7,678	4,579	4,100	2,924	3,838	2,429	98,340		494,693	6,716
- Institutional Clients	126,785	29,042	12,611	7,262	11,040	3,248	4,360	3,907	11,961	79,269		289,485	20,132
Renegotiated portfolio	75,299	19,796	11,193	8,301	7,475	6,173	5,209	4,883	4,447	55,256	—	198,032	73,949
- Mass-market Clients	51,696	14,894	8,183	5,677	5,119	4,208	3,462	3,282	2,754	30,384		129,659	16,132
- Large Clients	11,851	2,271	979	609	627	461	447	422	407	9,081		27,155	6,962
- Institutional Clients	11,752	2,631	2,031	2,015	1,729	1,504	1,300	1,179	1,286	15,791		41,218	50,855

Total gross portfolio	1,557,838	322,452	111,254	56,355	58,373	69,035	45,860	42,339	31,050	722,914	—	3,017,469	171,513

APPENDIX 2.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY:

This appendix forms an integral part of these consolidated financial statements.

	COLOMBIA				PERU				ARGENTINA				BRAZIL				TOTAL
	12-31-2019		12-31-2018		12-31-2019		12-31-2018		12-31-2019		12-31-2018		12-31-2019		12-31-2018		12-31-2019		12-31-2018
	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls
BALANCE	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current accounts receivable from related parties	—	—	—	—	—	—	—	—	—	—	—	—	2,452	15	2,371	18	2,452	15	2,371	18
Trade and other current receivables	131,740	8,820	146,658	8,102	62,526	12,538	57,805	9,113	110,830	—	194,943	11	475,319	6,531	606,356	8,090	780,415	27,889	1,005,762	25,316
Total Asset Estimate	131,740	8,820	146,658	8,102	62,526	12,538	57,805	9,113	110,830	—	194,943	11	477,771	6,546	608,727	8,108	782,867	27,904	1,008,133	25,334
Current accounts payable to related parties	763	—	—	—	—	—	—	—	—	—	—	—	12,957	519	11,614	123	13,720	519	11,614	123
Trade and other current payables	43,633	13,176	42,348	10,560	37,502	11,837	1,705	8,197	55,194	—	52,548	—	697,292	159,478	597,734	109,496	833,621	184,491	694,335	128,253
Total Liability Estimate	44,396	13,176	42,348	10,560	37,502	11,837	1,705	8,197	55,194	—	52,548	—	710,249	159,997	609,348	109,619	847,341	185,010	705,949	128,376

	COLOMBIA				PERU				ARGENTINA				BRAZIL				TOTAL
	12-31-2019		12-31-2018		12-31-2019		12-31-2018		12-31-2019		12-31-2018		12-31-2019		12-31-2018		12-31-2019		12-31-2018
	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls
INCOME STATEMENT	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Energy sales	131,876	8,830	161,317	8,911	62,137	12,459	59,474	9,375	121,961	—	212,807	11	487,525	6,814	646,671	8,602	803,499	28,103	1,080,269	26,899
Energy purchases	44,440	13,189	46,581	11,615	37,269	11,763	1,755	8,435	55,194	—	52,548	—	727,249	163,126	647,326	116,450	864,152	188,078	748,210	136,500

APPENDIX 3 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS:

This appendix forms an integral part of the Group’s financial statements.

	Balance as of				Balance as of
	12-31-2019				12-31-2018
	Goods	Services	Other	Total	Goods	Services	Other	Total
Suppliers with Payments Up-to-Date	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Up to 30 days	181,353	424,827	1,108,119	1,714,299	155,973	434,459	1,026,490	1,616,922
From 31 to 60 days	51,522	167,440	83,664	302,626	52,423	182,756	143,397	378,576
From 61 to 90 days	6,192	24,320	3,071	33,583	13,428	32,421	26,195	72,044
From 91 to 120 days	1,088	10,437	3,375	14,900	4,111	6,679	10,815	21,605
From 121 to 365 days	10,394	5,528	98,859	114,781	469	5,715	82,893	89,077
More than 365 days	—	4,318	167,190	171,508	4,606	11,889	205,251	221,746

Total	250,549	636,870	1,464,278	2,351,697	231,010	673,919	1,495,041	2,399,970

	Balance as of				Balance as of
	12-31-2019				12-31-2018
	Goods	Services	Other	Total	Goods	Services	Other	Total
Suppliers details	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Suppliers for energy purchase	94,284	59,014	1,253,815	1,407,113	—	—	1,264,284	1,264,284
Suppliers for fuel and gas purchases	19,102	7,834	—	26,936	—	—	19,296	19,296
Accounts payable for asset purchases	16,670	381	10,868	27,919	124,523	—		124,523
Accounts payable for goods and services	124,702	640,508	199,595	964,805	109,576	708,456	102,331	920,363
Accounts payable with CAMMESA EDESUR	—	—	—	—	—	—	257,715	257,715

Total	254,758	707,737	1,464,278	2,426,773	234,099	708,456	1,643,626	2,586,181

	Balance as of				Balance as of
	12-31-2019				12-31-2018
	Goods	Services	Other	Total	Goods	Services	Other	Total
Suppliers with Payments Overdue	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Up to 30 days	2,209	70,595	—	72,804	3,089	34,104	—	37,193
From 31 to 60 days	—	—	—	—	—	—	—	—
From 61 to 90 days	—	—	—	—	—	—	—	—
From 91 to 120 days	—	—	—	—	—	—	—	—
From 121 to 365 days	—	—	—	—	—	—	—	—
More than 365 days	—	272	—	272	—	433	148,585	149,018

Total	2,209	70,867	—	73,076	3,089	34,537	148,585	186,211